Form 20-F
period 2011-12-31
Arcos Dorados Holdings Inc.
filed 2012-04-18
CIK 1508478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 001-35129
ARCOS DORADOS HOLDINGS INC.
(Exact name of Registrant as specified in its charter)
British Virgin Islands
(Jurisdiction of incorporation)
Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive offices)
Juan David Bastidas
Chief Legal Officer
Arcos Dorados Holdings Inc.
Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
Telephone: +54 (11) 4711-2504
Fax: +54 (11) 4711-2094 (ext. 2504)
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Title of each class	Name of each exchange on which registered
Class A shares, no par value	New York Stock Exchange

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.
Class A shares: 129,529,412
Class B shares: 80,000,000
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐  Yes       ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
 ☐ Yes      ☒  No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
 ☒ Yes      ☐  No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
 ☒ Yes       ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
☐  Item 17       ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
  Yes     ☒ No

ARCOS DORADOS HOLDINGS INC.

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to the U.S. dollar. All references to “Argentine pesos” or “ARS$” are to the Argentine peso. All references to “Brazilian reais” or “R$” are to the Brazilian real. All references to “Mexican pesos” or “Ps.” are to the Mexican peso. All references to “Venezuelan bolívares fuertes” or “Bs.F” are to the Venezuelan bolívar fuerte, the legal currency in Venezuela. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls” for information regarding exchange rates for the Argentine, Brazilian, Mexican and Venezuelan currencies since January 1, 2007.

Definitions

In this annual report, unless the context otherwise requires, all references to “Arcos Dorados” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Arcos Dorados Holdings Inc., together with its subsidiaries. All references to “systemwide” refer only to the system of McDonald’s-branded restaurants operated by us or our franchisees in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago (since June 3, 2011), Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to as the Territories, and do not refer to the system of McDonald’s-branded restaurants operated by McDonald’s Corporation, its affiliates or its franchisees (other than us).

We own our McDonald’s franchise rights pursuant to a Master Franchise Agreement for all of the Territories, except Brazil, which we refer to as the MFA, and a separate, but substantially identical, Master Franchise Agreement for Brazil, which we refer to as the Brazilian MFA. We refer to the MFA and the Brazilian MFA, as amended or otherwise modified to date, collectively as the MFAs. We commenced operations on August 3, 2007, as a result of our purchase of McDonald’s operations and real estate in the Territories (except for Trinidad and Tobago), which we refer to collectively as the McDonald’s LatAm business, and the acquisition of McDonald’s franchise rights pursuant to the MFAs, which together with the purchase of the McDonald’s LatAm business, we refer to as the Acquisition.

Financial Statements

We maintain our books and records in U.S. dollars and prepare our financial statements in accordance with accounting principles and standards generally accepted in the United States, or U.S. GAAP.

The financial information contained in this annual report includes our consolidated financial statements at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, as stated in their report included elsewhere in this annual report.

We were incorporated on December 9, 2010 as a direct, wholly-owned subsidiary of Arcos Dorados Limited, the prior holding company for the Arcos Dorados business. On December 13, 2010, Arcos Dorados Limited effected a downstream merger into and with us, with us as the surviving entity. The merger was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interest and the consolidated financial statements reflect the historical consolidated operations of Arcos Dorados Limited as if the reorganization structure had existed since Arcos Dorados Limited was incorporated in July 2006.

Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2011,” relate to our fiscal year ended on December 31 of that calendar year.

See Note 21 to our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Comparability of Results—Impact of Venezuelan Currency Controls and Related Accounting Changes on Our Results of Operations” for information regarding the translation and remeasurement of the results of our Venezuelan operations.

Operating Data

We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago and the U.S. Virgin Islands of St. Croix and St. Thomas; NOLAD, consisting of Costa Rica, Mexico and Panama; and SLAD, consisting of Argentina, Chile, Colombia, Ecuador, Peru, Uruguay and Venezuela.

We operate McDonald’s-branded restaurants under two different operating formats: those directly operated by us, or Company-operated restaurants, and those operated by franchisees, or franchised restaurants. All references to “restaurants” are to our freestanding, food court, in-store and mall store restaurants and do not refer to our McCafé locations or Dessert Centers. Systemwide data represents measures for both our Company-operated restaurants and our franchised restaurants.

We are the majority stakeholder in several joint ventures with third parties that collectively own 24 restaurants. We consider these restaurants to be Company-operated restaurants. We also have granted developmental licenses to 12 restaurants. Developmental licensees own or lease the land and buildings on which their restaurants are located and pay a franchise fee to us in addition to the continuing franchise fee due to McDonald’s. We consider these restaurants to be franchised restaurants.

Other Financial Measures

We disclose in this annual report a financial measure titled Adjusted EBITDA. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating expenses, net and within general and administrative expenses in our statement of income: compensation expense related to an award granted to our CEO, incremental compensation expense related to our 2008 long-term incentive plan, gains from sale of property and equipment, write-off of property and equipment, contract termination losses, impairment of long-lived assets and goodwill, stock-based compensation related to the special awards under the 2011 Equity Incentive Plan and bonuses granted in connection with our initial public offering.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. In addition, we exclude compensation expense related to the award granted to our CEO due to its special nature; gains from sale of property and equipment not related to our core business; write-offs of property and equipment and impairment of long-lived assets and goodwill that do not result in cash payments; contract termination losses due to its infrequent nature; stock-based compensation related to the special awards under the 2011 Equity Incentive Plan; and bonuses granted in connection with our initial public offering due to its special nature. In addition, in 2010 and 2011 we excluded the incremental compensation expense that resulted from the remeasurement of our liability under our 2008 long-term incentive plan because of our decision in 2011 to replace the existing formula for determining the current value of the award with the quoted market price of our shares. While a GAAP measure for purposes of our segment reporting, Adjusted EBITDA is a non-GAAP measure for reporting our total Company performance. Our management believes, however, that disclosure of Adjusted EBITDA provides useful information to investors, financial analysts and the public in their evaluation of our operating performance.

Market Share and Other Information

Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications, including Euromonitor, Millward Brown Optimor, the United Nations Economic Commission for

Latin America and the Caribbean and the CIA World Factbook. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this annual report, have not been independently verified. However, we believe such data is accurate and agree that we are responsible for the accurate extraction of such information from such sources and its correct reproduction in this annual report.

Basis of Consolidation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Rounding

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified in “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	general economic, political, demographic and business conditions in Latin America and the Caribbean;

•	fluctuations in inflation and exchange rates in Latin America and the Caribbean;

•	our ability to implement our growth strategy;

•	the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors;

•	our ability to compete and conduct our business in the future;

•
changes in consumer tastes and preferences, including changes resulting from concerns over nutritional or safety aspects of beef, poultry, french fries or other foods or the effects of health pandemics and food-borne illnesses such as “mad cow” disease and avian influenza or “bird flu,” and changes in spending patterns and demographic trends, such as the extent to which consumers eat meals away from home;

•	the availability, location and lease terms for restaurant development;

•	our intention to focus on our restaurant reimaging plan;

v

•	our franchisees, including their business and financial viability and the timely payment of our franchisees’ obligations due to us and to McDonald’s;

•	our ability to comply with the requirements of the MFAs, including McDonald’s standards;

•	our decision to own and operate restaurants or to operate under franchise agreements;

•	the availability of qualified restaurant personnel for us and for our franchisees, and the ability to retain such personnel;

•	changes in commodity costs, labor, supply, fuel, utilities, distribution and other operating costs;

•
our ability, if necessary, to secure alternative distribution of supplies of food, equipment and other products to our restaurants at competitive rates and in adequate amounts, and the potential financial impact of any interruptions in such distribution;

•	changes in government regulation;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

ENFORCEMENT OF JUDGMENTS

We are incorporated under the laws of the British Virgin Islands with limited liability. We are incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

A majority of our directors and officers, as well as certain of the experts named herein, reside outside of the United States. A substantial portion of our assets and several of such directors, officers and experts are located principally in Argentina, Brazil and Uruguay. As a result, it may not be possible for investors to effect service of process outside Argentina, Brazil and Uruguay upon such directors or officers, or to enforce against us or such parties in courts outside Argentina, Brazil and Uruguay judgments predicated solely upon the civil liability provisions of the federal securities laws of the United States or other non-Argentine, Brazilian or Uruguayan regulations, as applicable. In addition, local counsel to the Company have advised that there is doubt as to whether the courts of Argentina, Brazil or Uruguay would enforce in all respects, to the same extent and in as timely a manner as a U.S. court or non-Argentine, Brazilian or Uruguayan court, an original action predicated solely upon the civil liability provisions of the U.S. federal securities laws or other non-Argentine, Brazilian or Uruguayan regulations, as applicable; and that the enforceability in , Brazilian or Uruguayan courts of judgments of U.S. courts or non-Argentine, Brazilian or Uruguayan courts predicated upon the civil liability provisions of the U.S. federal securities laws or other non-Argentine, Brazilian or Uruguayan regulations, as applicable, will be subject to compliance with certain requirements under Argentine, Brazilian or Uruguayan law, including the condition that any such judgment does not violate Argentine, Brazilian or Uruguayan public policy.

We have been advised by Maples and Calder, our counsel as to British Virgin Islands law, that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the British Virgin Islands. We have been advised by Maples and Calder that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the British Virgin Islands under British Virgin Islands common law.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.   Directors and Senior Management

Not applicable.

B.   Advisers

Not applicable.

C.   Auditors

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

A.   Offer Statistics

Not applicable.

B.   Method and Expected Timetable

Not applicable.

ITEM 3.  KEY INFORMATION

A.   Selected Financial Data

The selected balance sheet data as of December 31, 2011 and 2010 and the income statement data for the years ended December 31, 2011, 2010 and 2009 of Arcos Dorados Holdings Inc. are derived from the consolidated financial statements included elsewhere in this annual report, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global. The selected balance sheet data as of December 31, 2009, 2008 and 2007 and the income statement data for the years ended December 31, 2008 and 2007 of Arcos Dorados Holdings Inc. are derived from consolidated financial statements audited by Pistrelli, Henry Martin y Asociados S.R.L., which are not included herein.

We were incorporated on December 9, 2010 as a direct, wholly-owned subsidiary of Arcos Dorados Limited, the prior holding company for the Arcos Dorados business. On December 13, 2010, Arcos Dorados Limited effected a downstream merger into and with us, with us as the surviving entity. The merger was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interest and the consolidated financial statements reflect the historical consolidated operations of Arcos Dorados Limited as if the reorganization structure had existed since Arcos Dorados Limited was incorporated in July 2006. We did not commence operations until the Acquisition on August 3, 2007. Consequently, the income statement data for the year ended December 31, 2007 only includes five months of operations.

Included below is historical financial information of McDonald’s LatAm business prior to the date of the Acquisition. This financial information presents the combined results of operations and financial condition of McDonald’s LatAm business (as our predecessor business). The selected income statement data for the seven-month period ended July 31, 2007 are derived from the combined financial statements of McDonald’s LatAm business, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, and are not included herein.

We maintain our books and records in U.S. dollars and prepare our consolidated financial statements in accordance with U.S. GAAP. This financial information should be read in conjunction with “Presentation of Financial and Other Information,” “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

See Note 21 to our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Comparability of Results—Impact of Venezuelan Currency Controls and Related Accounting Changes on Our Results of Operations” for information regarding the translation and remeasurement of the results of our Venezuelan operations, which affects the comparability of our results of operations in 2010 compared to 2009. In particular, currency controls in Venezuela and related accounting changes have a significant effect on our results of operations and greatly impact the comparability of our results of operations from period to period.

	Arcos Dorados					Predecessor(1)
	For the Years Ended December 31,					January 1, 2007 to July 31, 2007
	2011	2010	2009	2008	2007(2)
	(in thousands of U.S. dollars, except for share data)
Income Statement Data:
Sales by Company-operated restaurants	$3,504,128	$2,894,466	$2,536,655	$2,480,897	$895,429	$1,078,194
Revenues from franchised restaurants	153,521	123,652	128,821	125,945	45,910	46,881
Total revenues	3,657,649	3,018,118	2,665,476	2,606,842	941,339	1,125,075
Company-operated restaurant expenses:
Food and paper	(1,216,141)	(1,023,464)	(929,718)	(902,305)	(332,547)	(416,615)
Payroll and employee benefits	(701,278)	(569,084)	(491,214)	(461,602)	(161,871)	(196,510)
Occupancy and other operating expenses	(918,102)	(765,777)	(667,438)	(647,152)	(238,765)	(307,391)
Royalty fees	(170,400)	(140,973)	(121,901)	(118,980)	(44,878)	(40,660)
Franchised restaurants—occupancy expenses	(51,396)	(37,634)	(42,327)	(42,416)	(13,979)	(18,491)
General and administrative expenses	(334,914)	(254,165)	(189,507)	(186,098)	(71,898)	(78,081)
Other operating expenses, net	(14,665)	(22,464)	(16,562)	(26,095)	(6,310)	(16,015)
Total operating costs and expenses	(3,406,896)	(2,813,561)	(2,458,667)	(2,384,648)	(870,248)	(1,073,763)
Operating income	250,753	204,557	206,809	222,194	71,091	51,312
Net interest expense	(60,749)	(41,613)	(52,473)	(26,272)	(13,978)	(33,363)
Loss from derivative instruments	(9,237)	(32,809)	(39,935)	(2,620)	(13,672)	—
Foreign currency exchange results(3)	(23,926)	3,237	(14,098)	(74,884)	(3,542)	—
Other non-operating income (expenses), net(3)	3,562	(23,630)	(1,240)	(1,934)	(43)	(2,095)
Income before income taxes	160,403	109,742	99,063	116,484	39,856	15,854
Income tax expense	(44,603)	(3,450)	(18,709)	(12,067)	(17,511)	(31,922)
Net income (loss)	115,800	106,292	80,354	104,417	22,345	(16,068)
Less: Net income attributable to non-controlling interests	(271)	(271)	(332)	(1,375)	(43)	—
Net income (loss) attributable to Arcos Dorados Holdings Inc./Predecessor	115,529	106,021	80,022	103,042	22,302	(16,068)
Earnings per share:
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.54	$0.44	$0.33	$0.43	$—	$—
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$0.54	$0.44	$0.33	$0.43	$—	$—

	As of December 31,
	2011	2010	2009	2008	2007
	(in thousands of U.S. dollars, except for share data)
Balance Sheet Data(4):
Cash and cash equivalents	$176,301	$208,099	$167,975	$105,982	$92,580
Total current assets	588,614	552,355	394,011	380,275	382,801
Property and equipment, net	1,023,180	911,730	785,862	709,667	724,673
Total non-current assets	1,286,792	1,231,911	1,088,937	923,488	862,797
Total assets	1,875,406	1,784,266	1,482,948	1,303,763	1,245,598
Accounts payable	184,113	186,700	124,560	126,403	125,495
Short-term debt and current portion of long-term debt	3,811	17,947	11,046	15,306	216
Total current liabilities	589,292	605,148	396,810	388,357	375,566
Long-term debt, excluding current portion	525,951	451,423	454,461	351,870	352,460
Total non-current liabilities	606,485	629,923	632,092	474,654	462,253
Total liabilities	1,195,777	1,235,071	1,028,902	863,011	837,819
Total common stock	484,569	377,546	377,546	377,546	377,546
Total equity	679,629	549,195	454,046	440,752	407,779
Total liabilities and equity	1,875,406	1,784,266	1,482,948	1,303,763	1,245,598
Shares outstanding(5)	209,529,412	241,882,966	241,882,966	241,882,966	241,882,966

	For the Years Ended December 31,
	2011	2010	2009	2008	2007(2)
	(in thousands of U.S. dollars, except percentages)

Other Data:
Total Revenues
Brazil	$1,890,824	$1,595,571	$1,200,742	$1,237,208	$461,868
Caribbean division	267,701	260,617	244,774	231,734	90,796
NOLAD	355,265	305,017	240,333	232,083	91,932
SLAD(6)	1,143,859	856,913	979,627	905,817	296,743
Total	3,657,649	3,018,118	2,665,476	2,606,842	941,339

Operating Income
Brazil	$246,926	$208,102	$127,291	$102,819	$23,846
Caribbean division	(5,244)	11,189	10,448	12,454	8,602
NOLAD	(8,709)	(16,718)	(17,252)	(4,863)	2,536
SLAD(6)	99,813	66,288	108,261	119,716	29,642
Corporate and others and purchase price allocation	(82,033)	(64,304)	(21,939)	(7,932)	6,465
Total	250,753	204,557	206,809	222,194	71,091

Operating Margin(7)
Brazil	13.1%	13.0%	10.6%	8.3%	5.2%
Caribbean division	(2.0)	4.3	4.3	5.4	9.5
NOLAD	(2.5)	(5.5)	(7.2)	(2.1)	2.8
SLAD(6)	8.7	7.7	11.1	13.2	10.0
Total	6.9	6.8	7.8	8.5	7.6

Adjusted EBITDA(8)
Brazil	$289,462	$250,606	$160,037	$144,965	$39,800
Caribbean division	9,493	23,556	21,167	22,013	13,099
NOLAD	19,551	15,400	3,918	15,961	10,655
SLAD(6)	121,475	83,998	129,889	138,683	36,530
Corporate and others	(100,193)	(74,446)	(48,628)	(33,648)	(9,187)
Total	339,788	299,114	266,383	287,974	90,897

Adjusted EBITDA Margin(9)
Brazil	15.3%	15.7%	13.3%	11.7%	8.6%
Caribbean division	3.5	9.0	8.6	9.5	14.4
NOLAD	5.5	5.0	1.6	6.9	11.6
SLAD(6)	10.6	9.8	13.3	15.3	12.3
Total	9.3	9.9	10.0	11.0	9.7

Other Financial Data:
Working capital(10)	$(678)	$(52,793)	$(2,799)	$(8,082)	$7,235
Capital expenditures(11)	325,852	176,173	101,166	167,893	45,174
Dividends declared per common share	$0.24	$0.17	$—	$—	$—

Other Operating Data:
Systemwide comparable sales growth(12)(13)	13.7%	14.9%	5.5%	—	—
Brazil	9.3	17.5	2.7	—	—
Caribbean division	(0.6)	4.7	4.2	—	—
NOLAD	8.5	9.1	(1.7)	—	—
SLAD	29.6	16.1	12.2	—	—
Systemwide average restaurant sales(13)(14)	$2,648	$2,288	$2,147	$2,186	$—
Systemwide sales growth(13)(15)	21.1%	10.2%	0.9%	—	—
Brazil	19.2	34.3	(2.4)	—	—
Caribbean division	1.4	3.8	4.6	—	—
NOLAD	14.9	19.2	(12.3)	—	—
SLAD	34.5	(20.2)	9.2	—	—

	As of December 31,
	2011	2010	2009	2008	2007
Number of systemwide restaurants	1,840	1,755	1,680	1,640	1,593
Brazil	662	616	578	564	553
Caribbean division	147	142	145	145	142
NOLAD	484	476	456	448	427
SLAD	547	521	501	483	471
Number of Company-operated restaurants	1,358	1,292	1,226	1,155	1,092
Brazil	488	453	432	426	422
Caribbean division	96	91	93	89	87
NOLAD	314	310	289	242	195
SLAD	460	438	412	398	388
Number of franchised restaurants	482	463	454	485	501
Brazil	174	163	146	138	131
Caribbean division	51	51	52	56	55
NOLAD	170	166	167	206	232
SLAD	87	83	89	85	83

(1)	The financial data for our predecessor is not directly comparable to our financial data for several reasons, including:

•
Predecessor data does not include the effect of the purchase accounting due to the Acquisition, which has reduced the accounting value of our long-lived assets and goodwill and the related depreciation and amortization expense.

•	Predecessor data includes royalties that are lower as a percentage of sales than the royalties we are required to pay pursuant to the MFAs.

•	Predecessor data does not include general and administrative expenses related to corporate functions.

•
Predecessor data does not include interest expense related to our long-term debt which resulted from the partial financing of the Acquisition and the subsequent increase in interest expense resulting from the issuance of senior notes for an aggregate principal amount of $450 million by our subsidiary, Arcos Dorados B.V., under an indenture dated October 1, 2009, which we refer to as the 2019 notes, and the issuance in July 2011 of R$400 million aggregate principal amount of notes due 2016 bearing interest of 10.25% per year, payable in U.S. dollars, which we refer to as the 2016 notes. Predecessor data does include interest expense related to intercompany loans, which we eliminate in consolidation.

•
Predecessor data includes foreign exchange results related to intercompany loans within the translation adjustment in the other comprehensive income component of shareholders’ equity, while we generally report these results as a component of our earnings since generally we do not consider intercompany loans to be of a long-term nature.

(2)	Data for the year ended December 31, 2007 includes only five months of operations, beginning August 3, 2007, the date on which we commenced operations in the Territories.

(3)	For the seven months ended July 31, 2007, “Other non-operating income (expenses), net” includes “Foreign currency exchange results.”

(4)
The balance sheet data as of December 31, 2010, 2009, 2008 and 2007 does not reflect the split-off of Axionlog business, formerly known as Axis. See “Item 4. Information on the Company—B. Business Overview—Our Operations—Supply and Distribution.”

(5)	Data as of December 2010, 2009, 2008 and 2007 was adjusted to reflect the stock split approved on March 14, 2011. See Note 22 to our consolidated financial statements for details.

(6)
Currency controls in Venezuela and related accounting changes have a significant effect on our results of operations and impact the comparability of our results of operations in 2010 compared to 2009. See “Item 5. Operating and Financial Review and Prospects―A. Operating Results—Factors Affecting Comparability of Results—Impact of Venezuelan Currency Controls and Related Accounting Changes on Our Results of Operations” for information regarding the translation and remeasurement of the results of our Venezuelan operations.

(7)	Operating margin is operating income divided by total revenues, expressed as a percentage.

(8)
Adjusted EBITDA is a measure of our performance that is reviewed by our management. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies. Total Adjusted EBITDA is a non-GAAP measure. For our definition of Adjusted EBITDA, see “Presentation of Financial and Other Information—Other Financial Measures.”

Presented below is the reconciliation between net income and Adjusted EBITDA:

	For the Years Ended December 31,
Consolidated Adjusted EBITDA Reconciliation	2011	2010	2009	2008	2007(2)
	(in thousands of U.S. dollars)
Net income attributable to Arcos Dorados Holdings Inc.	$115,529	$106,021	$80,022	$103,042	$22,302
Plus (Less):
Net interest expense	60,749	41,613	52,473	26,272	13,978
Loss from derivative instruments	9,237	32,809	39,935	2,620	13,672
Foreign currency exchange results	23,926	(3,237)	14,098	74,884	3,542
Other non-operating (income) expenses, net	(3,562)	23,630	1,240	1,934	43
Income tax expense	44,603	3,450	18,709	12,067	17,511
Net income attributable to non-controlling interests	271	271	332	1,375	43
Operating income	250,753	204,557	206,809	222,194	71,091
Plus (Less):
Items excluded from computation that affect operating income:
Depreciation and amortization	68,971	60,585	54,169	49,496	18,263
Compensation expense related to the award right granted to the CEO	2,214	16,392	4,334	11,060	—
Gains from sale of property and equipment	(7,123)	(5,299)	(8,465)	(4,592)	—
Write-offs of property and equipment	3,570	2,635	9,434	5,144	1,543
Impairment of long-lived assets	1,715	4,668	—	—	—
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	5,703	—	—	—	—
Cash bonus related to the initial public offering	1,382	—	—	—	—
Incremental compensation expense related to the Arcos Dorados B.V. long-term incentive plan	10,526	15,576	—	—	—
Contract termination losses	—	—	—	3,606	—
Impairment of goodwill	2,077	—	102	1,066	—
Adjusted EBITDA	339,788	299,114	266,383	287,974	90,897

(9)	Adjusted EBITDA margin is Adjusted EBITDA divided by total revenues, expressed as a percentage.

(10)	Working capital equals current assets minus current liabilities.

(11)	Includes property and equipment expenditures and purchase of restaurant businesses.

(12)
Systemwide comparable sales growth refers to the change in our restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. Systemwide comparable sales growth is provided and analyzed on a constant currency basis, which means it is calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. We believe this constant currency measure provides a more meaningful analysis of our business by identifying the underlying business trend, without distortion from the effect of foreign currency movements.

(13)
Systemwide comparable sales growth, systemwide average restaurant sales and systemwide sales growth are presented on a systemwide basis, which means they include sales by our Company-operated restaurants and our franchised restaurants. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

(14)	Systemwide average restaurant sales is calculated by dividing our sales for the relevant period by the arithmetic mean of the number of our restaurants at the beginning and end of such period.

(15)	Systemwide sales growth refers to the change in sales by all of our restaurants, whether operated by us or by our franchisees, from one period to another.

Exchange Rates and Exchange Controls

In 2011, 82.8% of our total revenues was derived from our restaurants in Argentina, Brazil, Mexico, Puerto Rico and Venezuela. While we maintain our books and records in U.S. dollars, our revenues are conducted in the local currency of the territories in which we operate, and as such may be affected by changes in the local exchange rate to the U.S. dollar.

Argentina

On January 6, 2002, the Argentine federal congress ended ten years of U.S. dollar-Argentine peso parity, eliminating the requirement that the Central Bank of Argentina maintain a certain level of reserves and granting the executive branch the power to set the exchange rate between the Argentine peso and foreign currencies and issue regulations related to the foreign exchange market. As of January 11, 2002, the Argentine peso/U.S. dollar exchange rate floated freely.

Heightened demand for limited U.S. dollars caused the Argentine peso to trade well above the rate of one Argentine peso per one U.S. dollar that had been previously established. Since the economic crisis in Argentina that began in December 2001, the Argentine peso/U.S. dollar exchange rate has fluctuated considerably. In 2002, an executive order was enacted that established a single free foreign exchange market that required all foreign exchange transactions to be carried out at a rate agreed upon between parties in accordance with the requirements of the Central Bank of Argentina. The Argentine peso depreciated 2.3% against the U.S. dollar in 2007, 9.6% in 2008, 9.9% in 2009, 4.7% in 2010 and 8.2% in 2011.

For the last few years, the Argentine government has maintained a policy of intervention in the foreign exchange markets, conducting periodic transactions for the purchase or sale of U.S. dollars. For example, in the third quarter of 2008, following the Argentine government’s decision to nationalize privately-owned pension funds, the Central Bank of Argentina purchased Argentine pesos in the market in order to limit depreciation of the Argentine peso against the U.S. dollar. We cannot assure you that the Argentine government will maintain its current policies with regard to the Argentine peso or that the Argentine peso will not further depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Argentine pesos per U.S. dollar. The average rate is calculated by using the average of Argentina’s Central Bank reported exchange rates on each day during a monthly period and on the last day of each month during an annual or interim period. As of April 16, 2012 the exchange rate for the purchase of U.S. dollars as reported by Argentina’s Central Bank was ARS$4.395 per U.S. dollar.

	Period-End	Average for Period	Low	High
	(Argentine pesos per U.S. dollar)
	ARS$	ARS$	ARS$	ARS$
Year Ended December 31:
2007	3.151	3.120	3.055	3.180
2008	3.454	3.162	3.013	3.454
2009	3.797	3.729	3.450	3.855
2010	3.976	3.912	3.794	3.986
2011	4.303	4.130	3.972	4.304
Quarter Ended:
March 31, 2012	4.379	4.341	4.305	4.379

	Period-End	Average for Period	Low	High
	(Argentine pesos per U.S. dollar)
	ARS$	ARS$	ARS$	ARS$
Month Ended:
September 30, 2011	4.205	4.204	4.191	4.217
October 31, 2011	4.236	4.222	4.205	4.236
November 30, 2011	4.281	4.260	4.238	4.281
December 31, 2011	4.303	4.289	4.278	4.304
January 31, 2012	4.336	4.321	4.305	4.338
February 29, 2012	4.357	4.345	4.334	4.357
March 31, 2012	4.379	4.356	4.335	4.379
April 30, 2012 (through April 16, 2012)	4.395	4.388	4.380	4.395

Exchange Controls

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions, and the transfer of dividend payments in foreign currency abroad and the repatriation of capital were permitted without prior approval of the Central Bank of Argentina. From April 1, 1991, when the Convertibility Law became effective, until December 2001, when the Central Bank of Argentina decided to close the foreign exchange market, the Argentine currency was freely convertible into U.S. dollars.

In January 2002, the Argentine government imposed a number of monetary and currency exchange control measures through Decree 1570/01, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad without the Central Bank of Argentina’s prior authorization subject to specific exceptions for transfers related to foreign trade. As of September 2002, the Argentine government instituted restrictions on capital flows into Argentina, which mainly consisted of the mandatory settlement (i.e., transfer into Argentina and exchange for Argentine pesos) of the loan proceeds from foreign indebtedness of the non-financial private sector, and a prohibition against the transfer abroad of any funds until 180 days after their entry into the country. Beginning in January 2003, the Central Bank of Argentina has gradually eased some of these restrictions and expanded the list of transfers of funds abroad that do not require its prior authorization.

In June 2005, the Argentine government issued Decree 616/05, which established additional restrictions over all capital flows that could result in future payment obligations of foreign currency by residents to non-residents. Pursuant to the decree, all private sector indebtedness of physical persons or corporations in Argentina are required to be agreed upon and repaid not prior to 365 days from the date of entry of the funds into Argentina, regardless of the form of repayment. The decree outlines several types of transactions that are exempt from its requirements, including foreign trade financings and primary offerings of debt securities issued pursuant to a public offering and listed on a self-regulated market.

In addition, section 3 of the decree stipulates that all capital inflows within the private sector to the local exchange market due to foreign indebtedness of physical persons or corporations within Argentina (excluding foreign trade financings and primary offerings of debt securities issued pursuant to a public offering and listed on a self-regulated market), as well as all capital inflows of non-residents received by the local exchange market destined for local money holdings, all kinds of financial assets or liabilities of the financial and non-financial private sector (excluding foreign direct investment and primary offerings of debt securities issued pursuant to a public offering and listed on a self-regulated market) and investments in securities issued by the public sector that are acquired in secondary markets, must meet certain requirements described in section 4 of the decree, as outlined below:

•	the funds may only be transferred outside the local exchange market after a 365-day period from the date of entry of the funds into Argentina;

•	any amounts resulting from the exchange of the funds are to be credited to an account within the Argentine banking system;

•	a non-transferable, non-interest-bearing deposit must be maintained for a term of 365 calendar days, in an amount equal to 30% of any inflow of funds to the local foreign exchange market; and

•
the deposit shall be in U.S. dollars in any of the financial entities of Argentina and may not be used as collateral or guaranty for any credit transaction. Any breach to the provisions of Decree 616/05 is subject to criminal penalties of the exchange regime.

In addition, on November 16, 2005, the Ministry of Economy and Production issued Resolution 637/05, providing that any inflow of funds to the local exchange market in connection with an initial offering of securities, bonds or certificates issued by a trustee under a trust, whether or not such securities, bonds or certificates are publicly offered and listed in a self-regulated market, shall comply with all requirements provided for section 4 of Decree 616/05 whenever those requirements are applicable to the inflow of funds to the local exchange market in connection with the acquisition of any of the assets under the trust.

Regarding payment by local residents of services rendered to them, access to the local exchange market for payment of services rendered by non-residents is subject to filing with the intervening bank of documentation evidencing the nature of the service rendered, that it was indeed rendered by a non-resident to a local resident and the amounts due for such services which are to be transferred abroad.  If the service rendered is not directly related to the activities of the local resident, an auditor’s report must also be filed with the intervening bank, certifying that the service was in fact rendered and detailing the back-up information reviewed for such purpose.  Additionally, depending on the nature of the service, an affidavit may need to be filed with the Argentine tax authority (AFIP) pursuant to the terms of AFIP General Resolution No. 3276.

Interest Payments. Foreign currency necessary to pay interest on foreign indebtedness may be purchased and transferred abroad:

(a)	up to 5 days in advance of the relevant interest payment date and to pay interest accrued within such interest period;

(b)	to pay interest accrued as from the date of settlement of the disbursed funds through the local foreign exchange market; or

(c)
to pay interest accrued during the period between the date of disbursement of the funds and the date of settlement of the disbursed funds through the local foreign exchange market; provided that the funds disbursed abroad were credited in correspondent accounts of entities authorized to settle such funds through the local exchange market, within 48 business hours as from the date of their disbursement (Communication “A” 5264, as amended by Communication “A” 5295).

In order to proceed with remittances abroad for debt interest payments of all types, the entities involved must first verify that the debtor has complied with the reporting requirements imposed under Communication “A” 3602 dated May 7, 2002 and under Communication “A” 4237 dated November 10, 2004 in case the lender is part of the debtor’s economic group, and meets all other requirements set forth in Communication “A” 5264 (as amended).

Principal Repayments. Foreign currency necessary to pay principal on foreign indebtedness owed by the private non-financial sector may be acquired:

(a)	within 30 days prior to the stated maturity of the applicable obligation; provided that the funds disbursed under such obligation have remained in Argentina for at least 365 days; or

(b)
within the term necessary for performing the payment obligations, when such payment obligations depend on the occurrence of specific conditions set forth in the related contracts, such as a cash flow excess clause or automatic cash reinvestment clause.

Principal Prepayments. The foreign currency required to prepay principal on foreign indebtedness may be acquired to make partial or full payments more than 30 days prior to the stated maturity of the relevant obligation, provided that (x) the funds disbursed under the debt facility have remained in Argentina for at least 365 days; (y) the amount in foreign currency to be prepaid does not exceed the current value of the portion of the debt being prepaid or (z) if the prepayment is financed totally or partially with a new cross-border loan or is made as part of a restructuring process with foreign creditors, the terms and conditions of the new financing and the net cash prepayment must not result in an increase in the present value of the debt being refinanced.

Foreclosure of Local Guarantees. Access to the local foreign exchange market for payment of foreign indebtedness is limited to the resident debtor.  In such sense, any guarantor of any cross-border financing that is an Argentine resident may not have access to the local foreign exchange market in order to make payments or transfer funds abroad pursuant to the guarantee, or may be subject to maximum thresholds for any such payment or transfer abroad.  As of the date hereof, free transfer of funds abroad by local residents is subject to prior approval by the Argentine tax authority and limited to U.S$2,000,000 per calendar month.

Dividends. Additionally, access to the local foreign exchange market is permitted for remittances abroad to pay earnings and dividends in so far as they arise from closed and fully audited balance sheets (Communication “A” 5264, as amended by Communication “A” 5295). Moreover, by General Resolution (GR) number 3210 and 3212 issued by the tax authority (AFIP) on October 31, 2011, a new system of restrictions on the purchase of U.S. dollars was imposed.  Accordingly, all U.S. dollar purchases must be registered with AFIP, which requires the purchaser to state the use of the proceeds. Purchases of foreign currency by local residents for the formation of off-shore assets are not only subject to registration but also prior approval from AFIP. Under the new system, AFIP and the Central Bank of Argentina have direct access to the same data in order to monitor cash movements.

These exchange controls impact our ability to transfer funds abroad and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina.

Brazil

On March 4, 2005, the Brazilian Monetary Council issued Resolution No. 3,265, providing for several changes in Brazilian foreign exchange regulation, including the unification of the foreign exchange markets into a single exchange market; the easing of several rules for acquisition of foreign currency by Brazilian residents; and the extension of the term for converting foreign currency derived from Brazilian exports. On May 29, 2008, the Brazilian Monetary Council issued Resolution No. 3,568, which expressly revoked Resolution 3,265 but maintained many of the regulatory aspects concerning the monetary policies already set by the revoked resolution. Resolution No. 3,568 also included in the Brazilian Exchange Market the operations related to receipts, payments and transfers to and from abroad through the use of debit and credit cards, as well as the transactions related to international postal transfers of money, including postal vouchers, and international postal reimbursements.

Resolution 3,568 established that, without prejudice to the duty of identifying customers, operations of foreign currency purchase or sale up to $3,000 or its equivalent in other currencies are not required to submit documentation relating to legal transactions underlying these foreign exchange operations. According to Resolution 3,568, the Central Bank of Brazil may define simplified forms to record operations of foreign currency purchases and sales of up to $3,000 or its equivalent in other currencies.

The Brazilian Monetary Council may issue further regulations in relation to foreign exchange transactions, as well as on payments and transfers of Brazilian currency between Brazilian residents and non-residents (such transfers being commonly known as the international transfer of reais), including those made through the so-called non-resident accounts.

According to the Central Bank of Brazil, in 2004, 2005, 2006 and 2007, the Brazilian real appreciated in relation to the U.S. dollar 8.8%, 13.4%, 9.5% and 20.5%, respectively. In 2008, the Brazilian real depreciated 31.9% in relation to the U.S. dollar, and in 2009, 2010 and 2011 the Brazilian real appreciated 34.2%, 4.3% and 12.6%, respectively, in relation to the U.S. dollar.

Although the Central Bank of Brazil has intervened occasionally to control movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of capital movements or other factors, and, therefore, the Brazilian real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar as reported by the Central Bank of Brazil. As of April 16, 2012, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Brazil was R$1.837 per U.S. dollar.

	Period-End	Average for Period	Low	High
	(Brazilian reais per U.S. dollar)
	R$	R$	R$	R$
Year Ended December 31:
2007	1.771	1.944	1.733	2.156
2008	2.337	2.030	1.559	2.500
2009	1.741	1.994	1.702	2.422
2010	1.666	1.759	1.655	1.881
2011	1.876	1.675	1.535	1.902
Quarter Ended:
March 31, 2012	1.822	1.770	1.702	1.868
Month Ended:
September 30, 2011	1.854	1.750	1.604	1.902
October 31, 2011	1.689	1.773	1.689	1.886
November 30, 2011	1.811	1.790	1.727	1.894
December 31, 2011	1.876	1.837	1.783	1.876
January 31, 2012	1.739	1.790	1.739	1.868
February 29, 2012	1.709	1.718	1.702	1.738
March 31, 2012	1.822	1.795	1.715	1.833
April 30, 2012 (through April 16, 2012)	1.837	1.831	1.826	1.837

Mexico

For the last few years, the Mexican government has maintained a policy of non-intervention in the foreign exchange markets, other than conducting periodic auctions for the purchase of U.S. dollars, and has not had in effect any exchange controls (although these controls have existed and have been in effect in the past). We cannot assure you that the Mexican government will maintain its current policies with regard to the Mexican peso or that the Mexican peso will not further depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end free-market exchange rate for the purchase of U.S. dollars, expressed in nominal Mexican pesos per U.S. dollar, as reported by the Central Bank of Mexico in the Federal Official Gazette. All amounts are stated in Mexican pesos per U.S. dollar. The annual and interim average rates reflect the average of month-end rates, and monthly average rates reflect the average of daily rates. As of April 16, 2012, the free-market exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Mexico in the Federal Official Gazette as the rate of payment of obligations denominated in non-Mexican currency payable in Mexico was Ps.12.85 per U.S. dollar.

	Period-End	Average for Period	Low	High
	(Mexican pesos per U.S. dollar)
	Ps.	Ps.	Ps.	Ps.
Year Ended December 31:
2007	10.90	10.94	10.66	11.27
2008	13.77	11.14	9.92	13.92
2009	13.07	13.50	12.60	15.37
2010	12.36	12.64	12.16	13.18
2011	13.98	12.43	11.50	14.24

	Period-End	Average for Period	Low	High
	(Mexican pesos per U.S. dollar)
	Ps.	Ps.	Ps.	Ps.
Quarter Ended:
March 31, 2012	12.85	13.02	12.63	13.98
Month Ended:
September 30, 2011	13.42	12.92	12.26	13.89
October 31, 2011	13.20	13.47	13.20	13.97
November 30, 2011	14.03	13.64	13.11	14.24
December 31, 2011	13.98	13.75	13.48	13.99
January 31, 2012	12.95	13.49	12.93	13.98
February 29, 2012	12.88	12.80	12.65	13.01
March 31, 2012	12.85	12.76	12.63	12.98
April 30, 2012 (through April 16, 2012)	12.85	12.89	12.73	13.16

Venezuela

Venezuela suspended foreign exchange trading on January 23, 2003 in response to a significant decrease in the amount of foreign currency generated from the sale of oil and an increase in the demand for foreign currency, which produced a decline in Venezuela’s reserves of international currencies. On February 5, 2003, the Venezuelan government adopted a series of exchange agreements, decrees and regulations establishing a new exchange control regime. The Comisión de Administración de Divisas, or CADIVI, administers, manages and controls the new exchange control regime. Purchases and sales of foreign currencies are centralized in the Central Bank of Venezuela. The Ministry of Finance and the Central Bank of Venezuela are responsible for setting the exchange rate with respect to the U.S. dollar and other currencies.

The following table sets forth, for the periods indicated, the exchange rates set by the Ministry of Finance and the Central Bank of Venezuela for the purchase and sale of U.S. dollars and the payment of external public debt in U.S. dollars, in each case expressed in nominal Venezuelan bolívares fuertes per U.S. dollar.

	Purchase	Sale	Payment of External Public Debt
	(Venezuelan bolívares fuertes per U.S. dollar)
Period:	Bs.F	Bs.F	Bs.F
March 3, 2005 through December 31, 2007(1)	2.1446	2.1500	2.1500

	Purchase	Sale	Payment of External Public Debt
	(Venezuelan bolívares fuertes per U.S. dollar)
	Bs.F	Bs.F	Bs.F
January 1, 2008 through January 7, 2010	2.1446	2.1500	2.1500

	Essential Goods	Non-essential Goods
	(Venezuelan bolívares fuertes per U.S. dollar)
	Bs.F	Bs.F
January 8, 2010 through December 31, 2010	2.60	4.30

	Purchase	Sale	Payment of External Public Debt
	(Venezuelan bolívares fuertes per U.S. dollar)
	Bs.F	Bs.F	Bs.F
January 1, 2011 through April 16, 2012	4.2893	4.3000	4.3000

(1)
Effective January 1, 2008, the currency of Venezuela was converted to the bolívar fuerte, which represents one thousand bolívares. The exchange rates for the period from March 3, 2005 through December 31, 2007 have been translated from bolívares per U.S. dollar to bolívares fuertes per U.S. dollar at a 1,000-to-1 ratio to facilitate comparison with later periods.

The exchange control regime provides that all foreign currency generated through public or private sector operations must be sold to the Central Bank of Venezuela at the established exchange rate. In addition, all foreign currency that enters the country must be registered through banks and financial institutions authorized by CADIVI. If the acquisition of foreign currency by a private sector entity must be approved by CADIVI, the entity must prove, among other things, that its social security contributions and tax payments are up to date. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Comparability of Results—Impact of Venezuelan Currency Controls and Related Accounting Changes on Our Results of Operations.”

These approvals have become more difficult to obtain over time, which led to the development of a bond-based exchange process under which bolívar fuerte-denominated bonds are purchased in Venezuela and then are immediately exchanged outside Venezuela for bonds denominated in U.S. dollars at a specified, and less favorable, parallel market exchange rate.

During 2009, our access to the official exchange rate for purposes of paying for imports was more limited than in 2008 due to an increase in restrictions and a more rigorous approval process. In addition, we historically have not been able to access the official exchange rate for royalty payments, and have instead utilized the parallel exchange market to make our royalty payments, honor other foreign debts and pay intercompany loans. In 2009 and 2008, we exchanged bonds for $37.1 million and $38.0 million, respectively (at an average exchange rate of Bs.F5.19 and Bs.F3.76 per U.S. dollar in 2009 and 2008, respectively) and recorded a loss of $52.5 million and $28.5 million, respectively, in connection with the payment of intercompany loans.

On January 8, 2010, the Venezuelan government announced the devaluation of the bolívar fuerte and the creation of a two-tiered official exchange rate system. The official exchange rate moved from 2.15 bolívares fuertes per U.S. dollar to 2.60 bolívares fuertes per U.S. dollar for essential goods and to 4.30 bolívares fuertes per U.S. dollar for non-essential goods.

On December 30, 2010, the Venezuelan government announced the elimination of the official exchange rate for essential goods. Effective January 1, 2011, each U.S. dollar is valued at 4.2893 bolívares fuertes for purchases and 4.3000 bolívares fuertes for sales. In addition, the exchange rate is set at 4.3000 bolívares fuertes per U.S. dollar for the payment of external public debt.

In May 2010, the Central Bank of Venezuela increased its control of the bond-based exchange process and, as a result, bond-based exchanges may solely be conducted by the Central Bank of Venezuela. Consequently, the parallel exchange market in Venezuela ended, limiting companies’ ability to obtain foreign currency other than through foreign currency trades approved by and conducted through CADIVI or the Central Bank of Venezuela through the System for Transactions with Securities in Foreign Currency, which we refer to as SITME. Pursuant to the new system, companies without access to CADIVI can access SITME to convert a maximum cash equivalent of up to $50,000 per day or $350,000 per month of foreign currency at an exchange rate based on the range of prices for the purchase and sale of bonds published daily by the Central Bank of Venezuela. At December 31, 2011, this exchange rate was 5.3000 bolívares fuertes per U.S. dollar. As a result of the foregoing, the acquisition of foreign currency by Venezuelan companies to honor foreign debt, pay dividends or otherwise move capital out of Venezuela is subject to the approval of CADIVI or the Central Bank of Venezuela, and to the availability of foreign currency within the guidelines set forth by the Venezuelan National Executive Power for the allocation of foreign currency.

B.   Capitalization and Indebtedness

Not applicable.

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our class A shares could decline, and you could lose all or part of your investment. This annual report also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks facing our company or investments in Latin America and the Caribbean described below and elsewhere in this annual report.

Certain Factors Relating to Our Business

Our rights to operate and franchise McDonald’s-branded restaurants are dependent on the MFAs, the expiration of which would adversely affect our business, results of operations, financial condition and prospects.

Our rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore our ability to conduct our business, derive exclusively from the rights granted to us by McDonald’s in the MFAs through 2027. The initial term of the franchise for French Guiana, Guadeloupe and Martinique expires in 2017, which we may extend for an additional 10-year term at our sole discretion. As a result, our ability to continue operating in our current capacity following the initial term of the MFAs is dependent on the renewal of our contractual relationship with McDonald’s.

McDonald’s has the right, in its reasonable business judgment based on our satisfaction of certain criteria set forth in the MFA, to grant us an option to extend the term of the MFAs with respect to all Territories for an additional period of 10 years after the expiration of the initial term of the MFAs upon such terms as McDonald’s may determine. Pursuant to the MFAs, McDonald’s will determine whether to grant us the option to renew between August 2020 and August 2024. If McDonald’s grants us the option to renew and we elect to exercise the option, then we and McDonald’s will amend the MFAs to reflect the terms of such renewal option, as appropriate. We cannot assure you that McDonald’s will grant us an option to extend the term of the MFAs or that the terms of any renewal option will be acceptable to us, will be similar to those contained in the MFAs or that the terms will not be less favorable to us than those contained in the MFAs.

If McDonald’s elects not to grant us the renewal option or we elect not to exercise the renewal option, we will have a three-year period in which to solicit offers for our business, which offers would be subject to McDonald’s approval. Upon the expiration of the MFAs, McDonald’s has the option to acquire all of our non-public shares and all of the equity interests of our wholly owned subsidiary Arcos Dourados Comercio de Alimentos Ltda., the master franchisee of McDonald’s for Brazil, at their fair market value.

In the event McDonald’s does not exercise its option to acquire LatAm, LLC and Arcos Dourados Comercio de Alimentos Ltda., the MFAs would expire and we would be required to cease operating McDonald’s-branded restaurants, identifying our business with McDonald’s and using any of McDonald’s intellectual property. Although we would retain our real estate and infrastructure, the MFAs prohibit us from engaging in certain competitive businesses, including Burger King, Subway, KFC or any other QSR business, or duplicating the McDonald’s system at another restaurant or business during the two-year period following the expiration of the MFAs. As the McDonald’s brand and our relationship with McDonald’s are among our primary competitive strengths, the expiration of the MFAs for any of the reasons described above would materially and adversely affect our business, results of operations, financial condition and prospects.

Our business depends on our relationship with McDonald’s and changes in this relationship may adversely affect our business, results of operations and financial condition.

Our rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore our ability to conduct our business, derive exclusively from the rights granted to us by McDonald’s in the MFAs. As a result, our revenues are dependent on the continued existence of our contractual relationship with McDonald’s.

Pursuant to the MFAs, McDonald’s has the ability to exercise substantial influence over the conduct of our business. For example, under the MFAs, we are not permitted to operate any other quick-service restaurant, or QSR, chains, we must comply with McDonald’s high quality standards, we must own and operate at least 50% of all McDonald’s-branded restaurants in the Territories, we must maintain certain guarantees in favor of McDonald’s, including a standby letter of credit (or other similar financial guarantee acceptable to McDonald’s) in an amount of $80.0 million, to secure our payment obligations under the MFAs and related credit documents, we cannot incur debt above certain financial ratios, we cannot transfer the equity interests of our subsidiaries, any significant portion of their assets or any of the real estate properties we own without McDonald’s consent, and McDonald’s has the right to approve the appointment of our chief executive officer and chief operating officer. In addition, the MFAs require us to reinvest a significant amount of money on reimaging our existing restaurants, opening new restaurants and advertising, which plans McDonald’s has the right to approve. We are required under the MFAs to spend $180 million from 2011 through 2013 (i.e., $60 million per year) to satisfy our reinvestment commitments. In addition, we estimate that the cost to comply with our restaurant opening commitments under the MFAs from 2011 to 2013 will be between $100 million and $250 million depending on, among other factors, the type and location of the restaurants we open. These amounts are in addition to our capital expenditure program agreed upon with McDonald’s for the opening and reimaging of restaurants with the proceeds of the 2016 notes. We cannot assure you that we will have available the funds necessary to finance these commitments, and their satisfaction may require us to incur additional indebtedness, which could adversely affect our financial condition. Moreover, we may not be able to obtain additional indebtedness on favorable terms, or at all. Failure to comply with these commitments could constitute a material breach of the MFAs and may lead to a termination by McDonald’s of the MFAs.

Notwithstanding the foregoing, McDonald’s has no obligation to fund our operations. In addition, McDonald’s does not guarantee any of our financial obligations, including trade payables or outstanding indebtedness, and has no obligation to do so.

If the terms of the MFAs excessively restrict our ability to operate our business or if we are unable to satisfy our restaurant opening and reinvestment commitments under the MFAs, our business, results of operations and financial condition would be materially and adversely affected.

McDonald’s has the right to acquire all or portions of our business upon the occurrence of certain events and, in the case of a material breach of the MFAs, may acquire our non-public shares or our interests in one or more Territories at 80% of their fair market value.

Pursuant to the MFAs, McDonald’s has the right to acquire our non-public shares or our interests in one or more Territories upon the occurrence of certain events, including the death or permanent incapacity of our controlling shareholder or a material breach of the MFAs. In the event McDonald’s were to exercise its right to acquire all of our non-public shares, our public shareholders would own an aggregate of 60.0% of our economic interests and 23.7% of our voting interests.

McDonald’s has the option to acquire all, but not less than all, of our non-public shares at 100% of their fair market value during the twelve-month period following the eighteenth-month anniversary of the death or permanent incapacity of Mr. Staton, our Chairman, CEO and controlling shareholder. In addition, if there is a material breach that relates to one or more Territories in which there are at least 100 restaurants in operation, McDonald’s has the right either to acquire all of our non-public shares or our interests in our subsidiaries in such Territory or Territories. By contrast, if the initial material breach of the MFAs affects or is attributable to any of the Territories in which there are less than 100 restaurants in operation, McDonald’s only has the right to acquire the equity interests of any of our subsidiaries in the relevant Territory. For example, since we have more than 100 restaurants in Mexico, if a Mexican subsidiary were to materially breach the MFA, McDonald’s would have the right either to acquire our entire business throughout Latin America and the Caribbean or just our Mexican operations, whereas upon a similar breach by our Ecuadorean subsidiary, McDonald’s would only have the right to acquire our interests in our operations in Ecuador.

McDonald’s was granted a perfected security interest in the equity interests of LatAm, LLC, Arcos Dourados Comercio de Alimentos Ltda. and certain of their subsidiaries to protect this right. In the event this right is exercised as a result of a material breach of the MFAs, the amount to be paid by McDonald’s would be equal to 80% of the fair market value of the acquired equity interests. If McDonald’s exercises its right to acquire our interests in one or more Territories as a result of a material breach, our business, results of operations and financial condition would be materially and adversely affected.

We have experienced rapid growth in recent years. The failure to successfully manage this or any future growth may adversely affect our results of operations.

Our business has grown significantly in recent years, largely due to the opening of new restaurants in existing and new markets within the Territories, and also from an increase in comparable store sales. Our total number of restaurant locations has increased from 1,569 at the date of the Acquisition to 1,840 as of December 31, 2011.

Our growth is, to a certain extent, dependent on new restaurant openings. There are many obstacles to opening new restaurants, including determining the availability of desirable locations, securing reliable suppliers, hiring and training new personnel and negotiating acceptable lease terms, and, in times of adverse economic conditions, franchisees may be more reluctant to provide the investment required to open new restaurants and may have difficulty obtaining sufficient financing. In addition, our growth in comparable store sales is dependent on continued economic growth in the countries in which we operate as well as our ability to continue to predict and satisfy changing consumer preferences. It is therefore possible that we may not be able to successfully maintain our recent growth rate.

We plan our capital expenditures on an annual basis, taking into account historical information, regional economic trends, restaurant opening and reimaging plans, site availability and the investment requirements of the MFAs in order to maximize our returns on invested capital. The success of our investment plan may, however, be harmed by factors outside our control, such as changes in macroeconomic conditions, changes in demand and construction difficulties that could jeopardize our investment returns and our future results and financial condition.

We depend on oral agreements with third-party suppliers and distributors for the provision of products that are necessary for our operations.

Supply chain management is an important element of our success and a crucial factor in optimizing our profitability. We use McDonald’s centralized supply chain management model, which relies on approved third-party suppliers and distributors for goods, and we generally use several suppliers to satisfy our needs for goods. This system encompasses selecting and developing suppliers of core products—beef, chicken, buns, produce, cheese, dairy mixes, beverages and toppings—who are able to comply with McDonald’s high quality standards, and establishing sustainable relationships with these suppliers. McDonald’s standards include cleanliness, product consistency, timeliness, following internationally recognized manufacturing practices, meeting or exceeding all local food regulations and compliance with our Hazard Analysis Critical Control Plan, a systematic approach to food safety that emphasizes protection within the processing facility, rather than detection, through analysis, inspection and follow-up.

Our 25 largest suppliers account for approximately 80% of our purchases. Very few of our suppliers have entered into written contracts with us as we only have oral agreements with a vast majority of them. Our supplier approval process is thorough and lengthy in order to ensure compliance with McDonald’s high quality standards. We therefore tend to develop strong relationships with approved suppliers and, given our importance to them, have found that oral agreements with them are generally sufficient to ensure a reliable supply of quality products. While we source our supplies from many approved suppliers in Latin America and the Caribbean, thereby reducing our dependence on any one supplier, the informal nature of the majority of our relationships with suppliers means that we may not be assured of long-term or reliable supplies of products from those suppliers.

In addition, certain supplies, such as beef, must often be locally sourced due to restrictions on their importation. In light of these restrictions, as well as the MFAs’ requirement to purchase certain core supplies from approved suppliers, we may not be able to quickly find alternate or additional supplies in the event a supplier is unable to meet our orders.

If our suppliers fail to provide us with products in a timely manner due to unanticipated demand, production or distribution problems or financial distress, if our suppliers decide to terminate their relationship with us or if McDonald’s determines that any product or service offered by an approved supplier is not in compliance with its standards and we are obligated to terminate our relationship with such supplier, we may have difficulty finding replacement suppliers because of the requirement that we only use approved suppliers. As a result, we may face inventory shortages that could negatively affect our operations.

Our financial condition and results of operations depend, to a certain extent, on the financial condition of our franchisees and their ability to fulfill their obligations under their franchise agreements.

Approximately 26.2% of our restaurants were franchised as of December 31, 2011. Under our franchise agreements, we receive monthly payments which are, in most cases, the greater of a fixed rent or a certain percentage of the franchisee’s gross sales. Franchisees are independent operators over whom we exercise control through the franchise agreements, by owning or leasing the real estate upon which their restaurants are located and through our operating manual that specifies items such as menu choices, permitted advertising, equipment, food handling procedures, product quality and approved suppliers. Our operating results depend to a certain extent on the restaurant profitability and financial viability of our franchisees. The concurrent failure by a significant number of franchisees to meet their financial obligations to us could jeopardize our ability to meet our obligations.

In addition, we are liable for our franchisees’ monthly payment of a continuing franchise fee to McDonald’s, which represents a percentage of those franchised restaurants’ gross sales. To the extent that our franchisees fail to pay this fee in full, we are responsible for any shortfall. As such, the concurrent failure by a significant number of franchisees to pay their continuing franchise fees could have a material adverse effect on our results of operations and financial condition.

We do not have full operational control over the businesses of our franchisees.

We are dependent on franchisees to maintain McDonald’s quality, service and cleanliness standards, and their failure to do so could materially affect the McDonald’s brand and harm our future growth. Although we exercise significant control over franchisees through the franchise agreements, franchisees have some flexibility in their operations, including the ability to set prices for our products in their restaurants, hire employees and select certain service providers. In addition, it is possible that some franchisees may not operate their restaurants in accordance with our quality, service and cleanliness, health or product standards. Although we take corrective measures if franchisees fail to maintain McDonald’s quality, service and cleanliness standards, we may not be able to identify and rectify problems with sufficient speed and, as a result, our image and operating results may be negatively affected.

Ownership and leasing of a broad portfolio of real estate exposes us to potential losses and liabilities.

As of December 31, 2011, we owned the land for 509 of our 1,840 restaurants and the buildings for all but 12 of our restaurants. The value of these assets could decrease or rental costs could increase due to changes in local demographics, the investment climate and increases in taxes.

The majority of our restaurant locations, or those operated by our franchisees, are subject to long-term leases. We may not be able to renew leases on acceptable terms or at all, in which case we would have to find new locations to lease or be forced to close the restaurants. If we are able to negotiate a new lease at an existing location, we may be subject to a rent increase. In addition, current restaurant locations may become unattractive due to changes in neighborhood demographics or economic conditions, which may result in reduced sales at these locations.

The success of our business is dependent on the effectiveness of our marketing strategy.

Market awareness is essential to our continued growth and financial success. Pursuant to the MFAs, we create, develop and coordinate marketing plans and promotional activities throughout the Territories, and franchisees contribute a percentage of their gross sales to our marketing plan. In addition, we are required under the MFAs to spend at least 5% of our sales on advertising and promotional activities. In addition, pursuant to the MFAs, McDonald’s has the right to review and approve our marketing plans in advance and may request that we cease using the materials or promotional activities at any time if McDonald’s determines that they are detrimental to its brand image. We also participate in global and regional marketing activities undertaken by McDonald’s and pay McDonald’s up to 0.2% of our sales in order to fund such activities. If our advertising programs are not effective, or if our competitors begin spending significantly more on advertising than we do, we may be unable to attract new customers or existing customers may not return to our restaurants and our operating results may be negatively affected.

We use non-committed lines of credit to partially finance our working capital needs.

We use non-committed lines of credit to partially finance our working capital needs. Given the nature of these lines of credit, they could be withdrawn and no longer be available to us, or their terms, including the interest rate, could change to make the terms no longer acceptable to us. The availability of these lines of credit depends on the level of liquidity in financial markets, which can vary based on events outside of our control, including financial or credit crises. Any inability to draw upon our non-committed lines of credit could have an adverse effect on our working capital, financial condition and results of operations.

Covenants and events of default in the agreements governing our outstanding indebtedness could limit our ability to undertake certain types of transactions and adversely affect our liquidity.

As of December 31, 2011, we had $532.3 million in total outstanding indebtedness, consisting of $0.8 million in short-term debt, $528.9 million in long-term debt and $2.6 million related to the fair market value of our outstanding derivative instruments. The agreements governing our outstanding indebtedness contain negative and financial covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For instance, we are subject to negative covenants that restrict our activities, including restrictions on:

•	incurring additional indebtedness;

•	paying dividends;

•	redeeming, repurchasing or retiring our capital stock;

•	making investments;

•	creating liens;

•	creating limitations on the ability of our restricted subsidiaries to pay dividends, make loans or transfer property to us;

•	engaging in transactions with affiliates;

•	engaging in substantially different lines of business;

•	selling assets, including capital stock of our subsidiaries; and

•	consolidating, merging or transferring assets.

If we fail to satisfy the covenants set forth in these agreements or another event of default occurs under the agreements, our outstanding indebtedness under the agreements could become immediately due and payable. If our outstanding indebtedness become immediately due and payable and we do not have sufficient cash on hand to pay all amounts due, we could be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financing. Refinancing may not be possible and additional financing may not be available on commercially acceptable terms, or at all.

Our inability to attract and retain qualified personnel may affect our growth and results of operations.

We have a strong management team with broad experience in product development, supply chain management, operations, finance, marketing and training. Our significant growth places substantial demands on our management team, and our continued growth could increase those demands. In addition, pursuant to the MFAs, McDonald’s is entitled to approve the appointment of our chief executive officer and chief operating officer. Our ability to manage future growth will depend on the adequacy of our resources and our ability to continue to identify, attract and retain qualified personnel. Failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Also, the success of our operations depends in part on our ability to attract and retain qualified regional and restaurant managers and general staff. If we are unable to recruit and retain our employees, or fail to motivate them to provide quality food and service, our image, operations and growth could be adversely affected.

The resignation, termination, permanent incapacity or death of our CEO could adversely affect our business, results of operations, financial condition and prospects.

Due to Mr. Staton’s unique experience and leadership capabilities, it would be difficult to find a suitable successor for him if he were to cease serving as our CEO and Chairman for any reason. In addition, pursuant to the MFAs, McDonald’s is entitled to approve the appointment of our chief executive officer. If we and McDonald’s have not agreed upon a successor CEO after six months, McDonald’s may designate a temporary CEO in its sole discretion pending our submission of information relating to a further candidate and McDonald’s approval of that candidate. In the event of Mr. Staton’s death or permanent incapacity, McDonald’s has the right to acquire all of our non-public shares during the twelve-month period beginning on the eighteenth-month anniversary of his death or incapacity. A delay in finding a suitable successor CEO could adversely affect our business, results of operations, financial condition and prospects.

Labor shortages or increased labor costs could harm our results of operations.

Our operations depend in part on our ability to attract and retain qualified restaurant managers and crew. While the turnover rate varies significantly among categories of employees, due to the nature of our business we traditionally experience a high rate of turnover among our crew and we may not be able to replace departing crew with equally qualified or motivated staff.

As of December 31, 2011, we had 91,482 employees. Controlling labor costs is critical to our results of operations, and we closely monitor those costs. Some of our employees are paid minimum wages; any increases in minimum wages or changes to labor regulations in the Territories could increase our labor costs. For example, a law enacted in November 2010 in Argentina requires companies to pay overtime to all employees (except directors and managers) working on weekends, and a proposed bill in Argentina would require companies to distribute 10 percent of their profits to employees. These or similar regulations, if adopted, may have an adverse impact on our results of operations. Competition for employees could also cause us to pay higher wages.

A failure by McDonald’s to protect its intellectual property rights, including its brand image, could harm our results of operations.

The profitability of our business depends in part on consumers’ perception of the strength of the McDonald’s brand. Under the terms of the MFAs, we are required to assist McDonald’s with protecting its intellectual property rights in the Territories. Nevertheless, any failure by McDonald’s to protect its proprietary rights in the Territories or elsewhere could harm its brand image, which could affect our competitive position and our results of operations.

Under the MFAs, we may use, and grant rights to franchisees to use, McDonald’s intellectual property in connection with the development, operation, promotion, marketing and management of our restaurants. McDonald’s has reserved the right to use, or grant licenses to use, its intellectual property in Latin America and the Caribbean for all other purposes, including to sell, promote or license the sale of products using its intellectual property. If we or

McDonald’s fail to identify unauthorized filings of McDonald’s trademarks and imitations thereof, and we or McDonald’s do not adequately protect McDonald’s trademarks and copyrights, the infringement of McDonald’s intellectual property rights by others may cause harm to McDonald’s brand image and decrease our sales.

Any tax increase or change in tax legislation may adversely affect our results of operations.

Since we conduct our business in many countries in Latin America and the Caribbean, we are subject to the application of multiple tax laws and multinational tax conventions. Our effective tax rate therefore depends on the effectiveness of our tax planning abilities. Our income tax position and effective tax rate is subject to uncertainty as our income tax position for each year depends on the profitability of Company-operated restaurants and on the profitability of franchised restaurants operated by our franchisees in tax jurisdictions that levy a broad range of income tax rates. It is also dependent on changes in the valuation of deferred tax assets and liabilities, the impact of various accounting rules, changes to these rules and tax laws and examinations by various tax authorities. If our actual tax rate differs significantly from our estimated tax rate, this could have a material impact on our financial condition. In addition, any increase in the rates of taxes, such as income taxes, excise taxes, value added taxes, import and export duties, and tariff barriers or enhanced economic protectionism could negatively affect our business. We cannot assure you that any governmental authority in any country in which we operate will not increase taxes or impose new taxes on our products in the future.

Negative resolution of disputes with taxing authorities in any of the jurisdictions in which we operate may negatively affect our business and results of operations.

We and our predecessor company have in the past been engaged in tax disputes with Venezuelan tax authorities that culminated in temporary closures of our restaurants in Venezuela in 2005 and 2008. On October 10, 2008, government tax officials closed all of our 115 restaurants for a period of 48 hours because they believed our record of purchases was not properly organized in chronological order. However, no finding was made that we had improperly paid taxes nor were any fines imposed on us as a result. Subsequent closures or disagreements with Venezuelan tax authorities could materially and adversely affect our results of operations and financial condition.

We are engaged in several disputes and are currently party to a number of tax proceedings with Brazilian tax authorities and liability for certain of these proceedings was retained by McDonald’s as part of the Acquisition. We cannot assure you, however, that we will not be involved in similar disputes or proceedings in the future, in which case we may be solely liable for the defense thereof and any resulting liability. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Litigation and other pressure tactics could expose our business to financial and reputational risk.

Given that we conduct our business in many countries, we may be subject to multi-jurisdictional private and governmental lawsuits, including but not limited to lawsuits relating to labor and employment practices, taxes, trade and business practices, franchising, intellectual property, consumer, real property, landlord tenant, environmental, advertising, nutrition and antitrust matters. In the past, QSR chains, including McDonald’s Corporation, have been subject to class-action lawsuits claiming that their food products and promotional strategies have contributed to the obesity of some customers. We cannot guarantee that we will not be subject to these types of lawsuits in the future. We may also be the target of pressure tactics such as strikes, boycotts and negative publicity from suppliers, distributors, employees, special interest groups and customers that may negatively affect our reputation.

Certain Factors Relating to Our Industry

The food services industry is intensely competitive and we may not be able to continue to compete successfully.

Although competitive conditions in the QSR industry vary in each of the countries in which we conduct our operations, we compete with many well-established restaurant companies on price, brand image, quality, sales promotions, new product development and restaurant locations. Since the restaurant industry has few barriers to entry, our competitors are diverse and range from national and international restaurant chains to individual, local restaurant operators. Our largest competitors include Burger King, which as of December 31, 2011 operated 1,222 restaurants throughout Latin America, Yum! Brands, which as of December 31, 2011 operated 605 KFC restaurants and 712 Pizza Hut and Pizza Hut Express restaurants in Latin America and the Caribbean, and Subway, which as of December 31, 2011, operated 1,831 restaurants in Latin America and the Caribbean, in each case according to preliminary estimates from Euromonitor. In Brazil, we also compete with Habib’s, a Brazilian QSR chain that focuses on Middle Eastern food, which as of December 31, 2011 operated 463 restaurants, and Bob’s, a primarily Brazilian QSR chain that focuses on hamburger product offerings, which as of December 31, 2011 operated 463 restaurants, in each case according to preliminary estimates from Euromonitor. We also face strong competition from street vendors of limited product offerings, including hamburgers, hot dogs, pizzas and other local food items. Euromonitor forecasts that street vendors will represent 7.6% of the Latin American and Caribbean total eating out segment in 2012. We expect competition to increase as our competitors continue to expand their operations, introduce new products and aggressively market their brands.

If any of our competitors offers products that are better priced or more appealing to the tastes of consumers, increases its number of restaurants, obtains more desirable restaurant locations, provides more attractive financial incentives to management personnel, franchisees or hourly employees or has more effective marketing initiatives than we do in any of the markets in which we operate, this could have a material adverse effect on our results of operations.

Increases in commodity prices or other operating costs could harm our operating results.

Food and paper costs represented 33% of our total revenues in 2011, and we import approximately 30% of the food and paper products used in our restaurants (including 100% of the toys distributed in our restaurants). We rely on, among other commodities, beef, chicken, produce, dairy mixes, beverages and toppings. The cost of food and supplies depends on several factors, including global supply and demand, new product offerings, weather conditions, fluctuations in energy costs and tax incentives, all of which makes us susceptible to substantial price and currency fluctuations and other increased operating costs. Due to the competitive nature of the restaurant industry, we may be unable to pass increased operating costs on to our customers, which could have an adverse effect on our results of operations.

Demand for our products may decrease due to changes in consumer preferences or other factors.

Our competitive position depends on our continued ability to offer items that have a strong appeal to consumers. If consumer dining preferences change due to dietary inclinations and our consumers begin to seek out alternative restaurant options, our financial results might be adversely affected. In addition, negative publicity surrounding our products could also materially affect our business and results of operations.

Recently, along with several of our competitors, we have introduced (and expect to continue to introduce) new product offerings to appeal to consumers who seek products that are lower in calories and fat content. Our success in responding to consumer demands depends in part on our ability to anticipate these demands and to introduce new items to address these demands in a timely fashion.

Our business activity may be negatively affected by disruptions, catastrophic events or health pandemics.

Unpredictable events beyond our control, including war, terrorist activities, and natural disasters, could disrupt our operations and those of our franchisees, suppliers or customers, have a negative effect on consumer spending or result in political or economic instability. These events could reduce demand for our products or make it difficult to ensure the regular supply of products through our distribution chain.

In addition, incidents of health pandemics, food-borne illnesses or food tampering could reduce sales in our restaurants. Widespread illnesses such as avian influenza, the H1N1 influenza virus (or swine flu), e-coli, bovine spongiform encephalopathy (or “mad cow” disease), hepatitis A or salmonella could cause customers to avoid meat or fish products. For example, the swine flu outbreak in Argentina and Mexico in 2009 significantly impacted our sales in those countries. Furthermore, our reliance on third-party food suppliers and distributors increases the risk of food-borne illness incidents being caused by third-party food suppliers and distributors who operate outside of our control and/or multiple locations being affected rather than a single restaurant. Media reports of health pandemics or food-borne illnesses found in the general public or in any QSR could dramatically affect restaurant sales in one or several countries in which we operate, or could force us to temporarily close an undetermined number of restaurants.

As a restaurant company, we depend on consumer confidence in the quality and safety of our food. Any illness or death related to food that we serve could substantially harm our operations. While we maintain extremely high standards for the quality of our food products and dedicate substantial resources to ensure that these standards are met, the spread of these illnesses is often beyond our control and we cannot assure you that new illnesses resistant to any precautions we may take will not develop in the future.

In addition, our industry has long been subject to the threat of food tampering by suppliers, employees or customers, such as the addition of foreign objects to the food that we sell. Reports, whether true or not, of injuries caused by food tampering have in the past negatively affected the reputations of QSR chains and could affect us in the future. Instances of food tampering, even those occurring solely at competitor restaurants could, by causing negative publicity about the restaurant industry, adversely affect our sales on a local, regional, national or systemwide basis. A decrease in customer traffic as a result of public health concerns or negative publicity could materially affect our business, results of operations and financial condition.

Restrictions on promotions and advertisements directed at families with children and regulations regarding the nutritional content of children’s meals may harm McDonald’s brand image and our results of operations.

A significant portion of our business depends on our ability to make our product offerings appealing to families with children. Argentina, Brazil, Chile, Colombia, Mexico, Uruguay and Venezuela are considering imposing restrictions on the ways in which we market our products, including proposals restricting our ability to sell toys in conjunction with food. In Brazil, the Federal Department of Justice filed suit in 2009 seeking to enjoin various QSRs, including us, from selling toys. As of the date of this annual report, this legal proceeding is still pending and the outcome is uncertain. In addition, certain jurisdictions in the United States are considering curtailing or have curtailed food retailers’ ability to sell meals to children including toys if these meals do not meet certain nutritional criteria. Similar restrictions, if imposed in the Territories, may have a negative impact on our results of operations. In general, regulatory developments that adversely impact our ability to promote and advertise our business and communicate effectively with our target customers, including restrictions on the use of licensed characters, may have a negative impact on our results of operations.

Environmental laws and regulations may affect our business.

We are subject to various environmental laws and regulations. These laws and regulations govern, among other things, discharges of pollutants into the air and water and the presence, handling, release and disposal of and exposure to, hazardous substances. These laws and regulations provide for significant fines and penalties for noncompliance. Third parties may also assert personal injury, property damage or other claims against owners or operators of properties associated with release of, or actual or alleged exposure to, hazardous substances at, on or from our properties.

Liability from environmental conditions relating to prior, existing or future restaurants or restaurant sites, including franchised restaurant sites, may have a material adverse effect on us. Moreover, the adoption of new or more stringent environmental laws or regulations could result in a material environmental liability to us.

We may be adversely affected by legal actions, claims or damaging publicity with respect to our products.

We could be adversely affected by legal actions and claims brought by consumers or regulatory authorities in relation to the quality of our products and eventual health problems or other consequences caused by our products or by any of their ingredients. We could also be affected by legal actions and claims brought against us for products made in a jurisdiction outside the jurisdictions where we are operating. An array of legal actions, claims or damaging publicity may affect our reputation as well as have a material adverse effect on our revenues and businesses.

Certain Factors Relating to Latin America and the Caribbean

Our business is subject to the risks generally associated with international business operations.

We engage in business activities throughout Latin America and the Caribbean. In 2011, 82.8% of our revenues were derived from Brazil, Argentina, Mexico, Puerto Rico and Venezuela. As a result, our business is and will continue to be subject to the risks generally associated with international business operations, including:

•	governmental regulations applicable to food services operations;

•	changes in social, political and economic conditions;

•	transportation delays;

•	power and other utility shutdowns or shortages;

•	limitations on foreign investment;

•	restrictions on currency convertibility and volatility of foreign exchange markets;

•	import-export quotas and restrictions on importation;

•	changes in local labor conditions;

•	changes in tax and other laws and regulations;

•	expropriation and nationalization of our assets in a particular jurisdiction; and

•	restrictions on repatriation of dividends or profits.

Some of the Territories have been subject to social and political instability in the past, and interruptions in operations could occur in the future. Our revenues could be adversely affected by any of the foregoing factors.

Changes in governmental policies in the Territories could adversely affect our business, results of operations, financial condition and prospects.

Governments throughout Latin America and the Caribbean have exercised, and continue to exercise, significant influence over the economies of their respective countries. Accordingly, the governmental actions, political developments, regulatory and legal changes or administrative practices in the Territories concerning the economy in general and the food services industry in particular could have a significant impact on us. We cannot assure you that changes in the governmental policies of the Territories will not adversely affect our business, results of operations, financial condition and prospects.

An economic downturn in Latin America and the Caribbean could have a significant impact on our operating results.

The success of our business is dependent on discretionary consumer spending, which is influenced by general economic conditions, consumer confidence and the availability of discretionary income. Any prolonged economic downturn could result in a decline in discretionary consumer spending. This may reduce the number of consumers who are willing and able to dine in our restaurants, or consumers may make more value-driven and price-sensitive purchasing choices, eschewing our core menu items for our entry level food options. We may also be unable to increase prices of our menu items, which may negatively affect our financial condition.

In addition, a prolonged economic downturn may lead to higher interest rates, significant changes in the rate of inflation or an inability to access capital on acceptable terms. Our suppliers could experience cash flow problems, credit defaults or other financial hardships. If our franchisees cannot adequately access the financial resources required to open new restaurants, this could have a material effect on our growth strategy.

Inflation and government measures to curb inflation, may adversely affect the economies in the countries where we operate, our business and results of operations.

Many of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. Although inflation rates in many of these countries have been relatively low in the recent past, we cannot assure you that this trend will continue. The measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies, that could lead to reduced demand for our core products and decreased sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our customers, which could adversely affect our operating margins and operating income.

Exchange rate fluctuations against the U.S. dollar in the countries in which we operate could negatively affect our results of operations.

We are exposed to exchange rate risk in relation to the United States dollar. While substantially all of our income is denominated in the local currencies of the countries in which we operate, our supply chain management involves the importation of various products, and some of our imports, as well as some of our capital expenditures, are denominated in U.S. dollars. As a result, any decrease in the value of the local currencies of the countries in which we operate as compared to the U.S. dollar will increase our costs. In addition, 58.5% of our outstanding long-term debt was denominated in U.S. dollars as of December 31, 2011.

As such, any fluctuation in the value of the U.S. dollar with respect to the various currencies of the countries in which we operate or in U.S. dollar interest rates could adversely impact on our net income, results of operations and financial condition.

Price controls in certain countries have affected and may continue to affect our results of operations.

Certain countries in which we conduct operations have imposed price controls that restrict our ability, and the ability of our franchisees, to adjust the prices of our products. This places downward pressure on the prices at which our products are sold and may limit the growth of our revenue. We cannot assure you that the negative effects of the previously imposed price controls will not continue into the future, or that new controls will not be imposed. Our inability to control the prices of our products could have an adverse effect on our results of operations.

We could be subject to expropriation or nationalization of our assets and government interference with our business in certain countries in which we operate.

We face a risk of expropriation or nationalization of our assets and government interference with our business in several of the countries in which we do business. These risks are particularly acute in Venezuela. The current Venezuelan government has promoted a model of increased state participation in the economy through welfare programs, exchange and price controls and the promotion of state-owned companies. We can provide no assurance that Company-operated or franchised restaurants will not be threatened with expropriation and that our operations will not be transformed into state-owned enterprises. In addition, the Venezuelan government may pass laws, rules or regulations which may directly or indirectly interfere with our ability to operate our business in Venezuela which could result in a material breach of the MFAs, in particular if we are unable to comply with McDonalds’ operations system and standards. A material breach of the MFAs would trigger McDonald’s option to acquire our non-public shares or our interests in Venezuela. See “—Certain Factors Relating to Our Business—McDonald’s has the right to acquire all or portions of our business upon the occurrence of certain events and, in the case of a material breach of the MFAs, may acquire our non-public shares or our interests in one or more Territories at 80% of their fair market value.”

We are subject to significant foreign currency exchange controls in certain countries in which we operate.

Certain Latin American economies have experienced shortages in foreign currency reserves and their respective governments have adopted restrictions on the ability to transfer funds out of the country and convert local currencies into U.S. dollars. This may increase our costs and limit our ability to convert local currency into U.S. dollars and transfer funds out of certain countries. Any shortages or restrictions may impede our ability to convert these currencies into U.S. dollars and to transfer funds, including for the payment of dividends or interest or principal on our outstanding debt. In the event that any of our subsidiaries are unable to transfer funds to us due to currency restrictions, we are responsible for any resulting shortfall.

There are currency restrictions in place in Venezuela that limit our ability to repatriate bolívares fuertes held in Venezuela at the government’s official exchange rate. In Venezuela, the official bolívar fuerte-U.S. dollar exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance, and the acquisition of foreign currency at the official exchange rate by Venezuelan companies to pay foreign debt or dividends is subject to registration with and approval by the relevant Venezuelan authorities. Since January 2010, a two-tiered official exchange rate system has established an exchange rate of 2.60 bolívares fuertes per U.S. dollar for essential goods and an exchange rate of 4.30 bolívares fuertes per U.S. dollar for non-essential goods, subject to registration with, application to and approval by the Comisión de Administración de Divisas, or CADIVI.

These approvals have become more difficult to obtain over time, which led to the development of a bond-based exchange process under which bolívar fuerte-denominated bonds are purchased in Venezuela and then are immediately exchanged outside Venezuela for bonds denominated in U.S. dollars at a specified, and less favorable, parallel market exchange rate.

During 2009, our access to the official exchange rate for purposes of paying for imports was more limited than in 2008 due to an increase in restrictions and a more rigorous approval process. In addition, we historically have not been able to access the official exchange rate for royalty payments, and have instead utilized the parallel exchange market to make our royalty payments, honor other foreign debts and pay intercompany loans. In 2009 and 2008, we exchanged bonds for $37.1 million and $38.0 million, respectively (at an average exchange rate of Bs.F5.19 and Bs.F3.76 per U.S. dollar in 2009 and 2008, respectively) and recorded a loss of $52.5 million and $28.5 million, respectively, in connection with the payment of intercompany loans.

In May 2010, the Central Bank of Venezuela increased its control of this bond-based exchange process and, as a result, bond-based exchanges may solely be conducted by the Central Bank of Venezuela. Consequently, the parallel exchange market in Venezuela ended, limiting companies’ ability to obtain foreign currency other than through foreign currency trades approved by and conducted through CADIVI or the Central Bank of Venezuela through SITME. Pursuant to the new system, companies without access to CADIVI can access SITME to convert a maximum cash equivalent of up to $50,000 per day or $350,000 per month of foreign currency at an exchange rate based on the range of prices for the purchase and sale of bonds published daily by the Central Bank of Venezuela. At December 31, 2011, this exchange rate was 5.3000 bolívares fuertes per U.S. dollar. As a result of the foregoing, the acquisition of foreign currency by Venezuelan companies to honor foreign debt, pay dividends or otherwise move capital out of Venezuela is subject to the approval of CADIVI or the Central Bank of Venezuela, and to the availability of foreign currency within the guidelines set forth by Venezuelan National Executive Power for the allocation of foreign currency.

In addition, in 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to accumulate or maintain foreign currency in Argentina or make payments abroad. Although certain exchange controls and transfer restrictions were subsequently eased, in June 2005 the Argentine government issued a decree that established new controls on capital flows. Exchange control restrictions impact our ability to transfer funds abroad and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina.

In October and November 2011, in response to the Argentine government’s concern over increasing capital flight, tax evasion and money laundering, the Central Bank of Argentina and the Argentine tax authority (AFIP) issued new regulations affecting the purchase of foreign currency (including U.S. dollars) in Argentina. Through Communication “A” 5236 the government enforced new limitations on the purchase of foreign currency by

Argentine residents through the local exchange market (Mercado Único y Libre de Cambios, or MULC)  that are applicable to individuals or legal entities with respect to formation of off-shore assets.  The new limitations with which banking institutions must comply involve, among others, (i) the origin of the funds (when a purchaser’s aggregate purchases exceed U.S.$250,000 in one calendar year, the banking institution facilitating the transaction must ensure that the funds used to purchase the foreign currency do not exceed certain thresholds set forth in Communication “A” 5236); and (ii) the kind of entity that may access the local exchange market (corporations, foundations or associations that are not registered with a specific registry—other than tax regimes—and trusts that are not created by the national government require prior Central Bank authorization in order to access the MULC.

Central Bank of Argentina Communication “A” 5237 set forth new rules regarding the repatriation of foreign direct investments. Communication “A” 5245 and AFIP’s Resolution No. 3210 require all banks and foreign exchange houses to register every purchase of foreign currency, whether by individual or a legal entity, through an online system administered by AFIP.  In case of purchases of foreign currency by local residents for the formation of off-shore assets, prior authorization from AFIP is needed in order to carry out the transaction. If such a transaction fails to clear, the purchaser will not be able to complete the transaction and may make a claim at the AFIP’s offices to obtain authorization to complete the transaction. Purchases of foreign currency for formation of off-shore assets that are exempt from this clearance process include, among others, those made by international organizations and official export credit agencies, diplomatic and consular representatives and local governments. Argentina may tighten exchange controls or transfer restrictions in the future to prevent capital flight, counter a significant depreciation of the Argentine peso or address other unforeseen circumstances.

In particular, current Argentine Central Bank regulations do not grant non-debtors, such as any Argentine subsidiary guarantor, access to the foreign exchange market for the purpose of transferring currency outside Argentina in order to make payments under any subsidiary guarantee granted by it.

In 2011, our subsidiaries in Venezuela and Argentina represented 12.7% and 19.8% of our operating income, respectively. If we are prohibited from transferring funds out of Venezuela and/or Argentina, or if we become subject to similar restrictions in other countries in which we operate, our results of operations and financial condition could be adversely affected.

If we fail to comply with or become subject to more onerous government regulations, our business could be adversely affected.

We are subject to various federal, state and municipal laws and regulations in the countries in which we operate, including those related to the food services industry, health and safety standards, importation of goods and services, marketing and promotional activities, nutritional labeling, zoning and land use, environmental standards and consumer protection. We strive to abide by and maintain compliance with these laws and regulations. The imposition of new laws or regulations, including potential trade barriers, may increase our operating costs or impose restrictions on our operations, which could have an adverse impact on our financial condition.

For example, new Argentine regulations require us to seek permission from the Argentine authorities in order to import goods and to file a statement with the Argentine authorities prior to rendering services to, or receiving services from, foreign residents if the services are valued above a threshold amount. These new regulations may prevent or delay the receipt of goods or services that we require for our operations, or increase the costs associated with obtaining those goods and services, and therefore have an adverse impact on our business, results of operations or financial condition.

Regulations governing the food services industry have become more restrictive. We cannot assure you that new and stricter standards will not be adopted or become applicable to us, or that stricter interpretations of existing laws and regulations will not occur. Any of these events may require us to spend additional funds to gain compliance with the new rules, if possible, and therefore increase our cost of operation.

Certain Factors Relating to Our Class A Shares

Our class A shares have a limited trading history.

Our class A shares began to trade on the New York Stock Exchange on April 14, 2011, and as a result have a limited trading history. We cannot predict the extent to which investor interest in our company will maintain an active trading market on the NYSE, or how liquid that market will be in the future. The market price of our class A shares may be volatile and may be influenced by many factors, some of which are beyond our control, including:

•	the failure of financial analysts to cover our class A shares or changes in financial estimates by analysts;

•	actual or anticipated variations in our operating results;

•
changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our class A shares or the shares of our competitors;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	future sales of our shares; and

•	investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our class A shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations.

Mr. Staton, our Chairman and CEO, controls all matters submitted to a shareholder vote, which will limit your ability to influence corporate activities and may adversely affect the market price of our class A shares.

Mr. Staton, our Chairman and CEO, owns or controls common stock representing 40.0% and 76.2%, respectively, of our economic and voting interests. As a result, Mr. Staton is and will be able to strongly influence or effectively control the election of our directors, determine the outcome of substantially all actions requiring shareholder approval and shape our corporate and management policies. The MFAs’ requirement that Mr. Staton at all times hold at least 51% of our voting interests likely will have the effect of preventing a change in control of us and discouraging others from making tender offers for our shares, which could prevent shareholders from receiving a premium for their shares. Moreover, this concentration of share ownership may make it difficult for shareholders to replace management and may adversely affect the trading price for our class A shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. This concentration of control could be disadvantageous to other shareholders with interests different from those of Mr. Staton and the trading price of our class A shares could be adversely affected. See “Item 7. Major Shareholders and Related Party Transactions―A. Major Shareholders” for a more detailed description of our share ownership.

Furthermore, the MFAs contemplate instances where McDonald’s could be entitled to purchase the shares of Arcos Dorados Holdings Inc. held by Mr. Staton. However, our publicly-held class A shares will not be similarly subject to acquisition by McDonald’s.

Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our class A shares to decline.

Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our class A shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association, we are authorized to issue up to 420,000,000 class A shares, of which 129,529,412 class A shares were outstanding as of December 31,

2011. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our class A shares.

Our recent transformation into a public company may increase our costs and disrupt the regular operations of our business.

Our recent initial public offering has had a significant transformative effect on us. Historically, our business has operated as a privately owned company, and we expect to incur significant additional legal, accounting, reporting and other expenses as a result of having class A shares listed on the New York Stock Exchange and registered with the SEC. We will also incur costs which we have not incurred previously, including, but not limited to, costs and expenses for directors’ fees, increased directors and officers insurance, investor relations, and various other costs of a public company.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as amended, as well as rules implemented by the SEC and NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly. These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to recruit and bring on a qualified independent board.

The additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Any of these effects could harm our business, financial condition and results of operations.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A shares.

Section 303A of the NYSE Listed Company Manual requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. British Virgin Islands law, the law of our country of incorporation, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee, and our board may thus not include, or include fewer, independent directors than would be required if we were subject to these NYSE requirements. Since a majority of our board of directors may not consist of independent directors as long as we rely on the foreign private issuer exemption to these NYSE requirements, our board’s approach may, therefore, be different from that of a board with a majority of independent directors, and as a result, the management oversight of our Company may be more limited than if we were subject to these NYSE requirements.

Certain Risks Relating to Investing in a British Virgin Islands Company

We are a British Virgin Islands company and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States.

We are incorporated under the laws of the British Virgin Islands. Most of our assets are located outside the United States. Furthermore, most of our directors and officers reside outside the United States, and most of their assets are located outside the United States. As a result, you may find it difficult to effect service of process within the United States upon these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for you to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an action in a British Virgin Islands court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the British Virgin Islands, courts in the British Virgin Islands will not automatically recognize and enforce a final judgment rendered by a U.S. court.

Any final and conclusive monetary judgment obtained against us in U.S. courts, for a definite sum, may be treated by the courts of the British Virgin Islands as a cause of action in itself so that no retrial of the issued would be necessary, provided that in respect of the U.S. judgment:

•
the U.S. court issuing the judgment had jurisdiction in the matter and we either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

•	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of ours;

•	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

•	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

•	the proceedings pursuant to which judgment were obtained were not contrary to public policy.

Under our articles of association, we indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions.

You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation.

Our affairs are governed by the provisions of our memorandum of association and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law. The rights of our shareholders and the responsibilities of our directors and officers under the British Virgin Islands law are different from those applicable to a corporation incorporated in the United States. There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, the British Virgin Islands regulations governing the securities of British Virgin Islands companies may not be as extensive as those in effect in the United States, and the British Virgin Islands law and regulations in respect of corporate governance matters may not be as protective of minority shareholders as state corporation laws in the United States. Therefore, you may have more difficulty protecting your interests in connection with actions taken by our directors and officers or our principal shareholders than you would as a shareholder of a corporation incorporated in the United States.

You may not be able to participate in future equity offerings, and you may not receive any value for rights that we may grant.

Under our memorandum and articles of association, existing shareholders are entitled to preemptive subscription rights in the event of capital increases. However, our articles of association also provide that such preemptive subscription rights do not apply to certain issuances of securities by us, including (i) pursuant to any employee compensation plans; (ii) as consideration for (a) any merger, consolidation or purchase of assets or (b) recapitalization or reorganization; (iii) in connection with a pro rata division of shares or dividend in specie or distribution; or (iv) in a bona fide public offering that has been registered with the SEC.

ITEM 4.  INFORMATION ON THE COMPANY

A.    History and Development of the Company

Overview

We were incorporated as Arcos Dorados Holdings Inc. on December 9, 2010 under the laws of the British Virgin Islands as a direct, wholly-owned subsidiary of Arcos Dorados Limited, the prior holding company for the Arcos Dorados business. On December 13, 2010, Arcos Dorados Limited effected a downstream merger into and with us, with us as the surviving entity. Following the merger, we replaced Arcos Dorados Limited in the corporate structure and replicated its governance structure.

We are a British Virgin Islands company incorporated with limited liability and our affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law, including the BVI Business Companies Act, 2004, or the BVI Act. Our company number in the British Virgin Island is 1619553. As provided in sub-regulation 4.1 of our memorandum of association, subject to British Virgin Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction and, for such purposes, full rights, powers and privileges.

Our principal executive offices are located at Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB). Our telephone number at this address is +54(11) 4711-2000. Our registered office in the British Virgin Islands is Maples Corporate Services (BVI) Limited, Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

Important Events

The Acquisition

McDonald’s Corporation has a longstanding history in Latin America and the Caribbean, dating to the opening of its first restaurant in Puerto Rico in 1967. Since then, McDonald’s expanded its presence across the region as consumer markets and opportunities arose, opening its first stores in Brazil in 1979, in Mexico and Venezuela in 1985 and in Argentina in 1986.

We commenced operations on August 3, 2007, as a result of the Acquisition of McDonald’s LatAm business. Woods Staton, our Chairman, CEO and controlling shareholder, was the joint venture partner of McDonald’s Corporation in Argentina for over 20 years prior to the Acquisition and also served as President of McDonald’s South Latin America division from 2004 until the Acquisition. Our senior management team is comprised mostly of executives who had previously worked in McDonald’s LatAm business or with Mr. Staton.

We hold our McDonald’s franchise rights pursuant to the MFA for all of the Territories except Brazil, executed on August 3, 2007, as amended and restated on November 10, 2008 and as further amended on August 31, 2010 and June 3, 2011, entered into by us, our wholly owned subsidiary Arcos Dorados Coöperatieve U.A., Arcos Dorados B.V. (or these two entities together with us collectively, the Owner Entities), LatAm, LLC, or the Master Franchisee, certain subsidiaries of the Master Franchisee, Los Laureles, Ltd. and McDonald’s. On August 3, 2007, our subsidiary Arcos Dourados Comercio de Alimentos Ltda., or the Brazilian Master Franchisee, and McDonald’s entered into the separate, but substantially identical, Brazilian MFA, which was amended and restated on November 10, 2008. See “Item 10. Additional Information―C. Material Contracts―The MFAs.”

The Axionlog Split-off

We used to own and operate some of the distribution centers in the Territories, which operations and related properties we refer to as Axionlog (formerly known as Axis). Axionlog operated in Argentina, Chile, Colombia, Mexico and Venezuela, and its main third-party customers were Sodexho, Eurest, Sadia, WalMart, Carrefour, Subway and Dairy Queen. We effected a split-off of Axionlog to our existing shareholders in March 2011. The split-off was effected through the redemption of 41,882,966 shares (25,129,780 class A shares and 16,753,186 class B shares). As consideration for the redemption, the Company transferred to its shareholders its equity interests in the operating subsidiaries of the Axionlog business totaling a net book value of $15.4 million and an equity contribution that was made to the Axionlog holding company amounting to $29.8 million. The split-off of Axionlog did not have a material effect on our results of operations or financial condition. Following the split-off, Los Laureles Ltd. acquired the Axionlog shares held by Gavea Investment AD, L.P. and investment funds controlled by Capital International, Inc and DLJ South American Partners L.L.C. (through its affiliates).

We recently entered into a master commercial agreement with Axionlog on arm’s-length terms so that Axionlog will continue to provide us with distribution services in Argentina, Chile, Colombia, Mexico and Venezuela. We are currently negotiating the local arrangements within these markets. On November 9, 2011, we entered into a revolving loan agreement with Axionlog B.V. (formerly known as Axis Distribution B.V.), a holding company of the Axionlog business, pursuant to which we agreed to lend Axionlog the total sum of $12.0 million at an interest rate of LIBOR plus 6%. This revolving loan facility will mature on November 7, 2016.  No disbursements have been made under this revolving loan facility.  In addition, we maintain guarantee deposits for the benefit of certain of Axionlog’s suppliers consisting of payments made to them as collateral for the outstanding obligations of Axionlog to these suppliers. In the event that Axionlog does not pay a supplier by the date set forth in the relevant agreement, the guarantee deposit will be released to the supplier and we will have the right to seek reimbursement from Axionlog of the amount released. Neither fees nor interest are charged under this agreement with Axionlog. As of December 31, 2011, the outstanding amount of these guarantee deposits was $16.1 million. See Note 25 to our consolidated financial statements for details of the outstanding balances and transactions as of and for the fiscal year ended December 31, 2011.

In February and March 2012, we assumed and settled certain obligations in the amounts of $1.3 million and $0.3 million, respectively, that Axionlog had with certain suppliers. We received neither fees nor interest in connection with these transactions.

Capital Expenditures and Divestitures

Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period during the term of the MFAs. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable three-year period, while the reinvestment plan specifies the amount we must spend reimaging or upgrading restaurants during the applicable three-year period. Prior to the expiration of the then-applicable three-year period we must agree with McDonald’s on a subsequent restaurant opening plan and reinvestment plan. In the event we are unable to reach an agreement on subsequent plans prior to the expiration of the then-existing plan, the MFAs provide for an automatic increase of 20% in the required amount of reinvestments as compared to the then-existing plan and a number of new restaurants no less than 210 multiplied by a factor that increases each period during the subsequent three-year restaurant opening plan.

Under the initial restaurant opening plan, we were required to open 43 restaurants in the period from the Acquisition to the end of 2008, 54 restaurants in 2009 and 63 restaurants in 2010. As of December 31, 2010, we had met our commitments under the restaurant opening plan, having opened 232 restaurants since the Acquisition. Under the initial reinvestment plan, we were required to reinvest $45.6 million from August 2007 to July 2008, $47.4 million from August 2008 to July 2009 and $49.6 million from August 2009 to July 2010 reimaging and upgrading our restaurants. As of December 31, 2010, we had satisfied our commitments under the reinvestment plan.

As part of the reinvestment plan with respect to the next three-year period that commenced on January 1, 2011, we must reinvest an aggregate of at least $60 million per year in the Territories. In addition, we have committed to open no less than 250 new restaurants during the next three-year restaurant opening plan. We estimate that the cost to comply with our restaurant opening commitments under the MFAs from 2011 to 2013 will be between $100 million and $250 million, depending on, among other factors, the type and location of restaurants we open. These amounts are in addition to our capital expenditure program agreed upon with McDonald’s for the opening and reimaging of restaurants with the proceeds of the 2016 notes.

As a result of the foregoing, property and equipment expenditures were $319.9 million, $175.7 million and $90.1 million in 2011, 2010 and 2009, respectively. In 2011, we opened 101 restaurants, reimaged 122 existing restaurants and opened 40 McCafé locations and 132 Dessert Centers (see “—B. Business Overview—Our Operations—McCafé Locations and Dessert Centers”). In 2010, we opened 85 restaurants, reimaged 83 existing restaurants and opened 37 McCafé locations and 132 Dessert Centers. In 2009, we opened 53 restaurants, reimaged 44 existing restaurants and opened 36 McCafé locations and 184 Dessert Centers. In 2011, 2010 and 2009, we closed 16, 10 and 18 restaurants, respectively.

In addition, purchases of restaurants totaled $6.0 million, $0.5 million and $11.1 million in 2011, 2010 and 2009, respectively.

Proceeds from the sale of property and equipment totaled $10.7 million, $6.2 million and $12.4 million in 2011, 2010 and 2009, respectively.

Capital expenditures for 2012 are expected to be between U.S.$340 million and U.S.$350 million, considering approximately 130 gross restaurant openings.

B.           Business Overview

Overview

We are the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, according to McDonald’s, representing 5.5% of McDonald’s global sales in 2011, and we are the largest fast food chain in Latin America and the Caribbean in terms of systemwide sales, according to Euromonitor, with a regional market share in terms of sales of 10.4% in 2010, according to Euromonitor. We have the exclusive right to own, operate and grant franchises of McDonald’s restaurants in the Territories. As of December 31, 2011, we operated or franchised 1,840 McDonald’s-branded restaurants, which represented 6.8% of McDonald’s total franchised restaurants worldwide. In 2011 and 2010, we paid $170.4 million and $141.0 million, respectively, in royalties to McDonald’s (not including royalties paid on behalf of our franchisees).

We commenced operations on August 3, 2007, as a result of the Acquisition. We operate McDonald’s-branded restaurants under two different operating formats, Company-operated restaurants and franchised restaurants. As of December 31, 2011, of our 1,840 McDonald’s-branded restaurants in the Territories, 1,358 (or 73.8%) were Company-operated restaurants and 482 (or 26.2%) were franchised restaurants. We generate revenues primarily from two sources: sales by Company-operated restaurants and revenues from franchised restaurants that primarily consist of rental income, which is generally based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. We own the land for 509 of our restaurants (totaling approximately 1.2 million square meters) and the buildings for all but 12 of our restaurants.

Our business has grown significantly since the Acquisition: we have increased our presence in existing and new markets in the Territories by opening 333 restaurants (247 Company-operated and 86 franchised), 165 McCafé locations and 670 Dessert Centers (see “—Our Operations—McCafé Locations and Dessert Centers”) since the Acquisition. The McDonald’s brand’s market share of the fast food industry in Latin America and the Caribbean in terms of sales has increased from 10.1% in 2007 to 10.4% in 2010 according to Euromonitor. We have increased our total revenues by 37.2% from 2009 to 2011. More recently, our consolidated total revenues, net income and Adjusted EBITDA (as defined under “Presentation of Financial and Other Information—Other Financial Measures”) increased 21.2%, 9.0% and 13.6%, respectively, in 2011 as compared to 2010, to $3,657.6 million, $115.5 million and $339.8 million, respectively. In addition, our consolidated total revenues, net income and Adjusted EBITDA increased 13.2%, 32.5% and 12.3%, respectively, in 2010 as compared to 2009, to $3,018.1 million, $106.0 million and $299.1 million, respectively.

We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago and the U.S. Virgin Islands of St. Croix and St. Thomas; NOLAD, consisting of Costa Rica, Mexico and Panama; and SLAD, consisting of Argentina, Chile, Colombia, Ecuador, Peru, Uruguay and Venezuela. As of December 31, 2011, 36.0% of our restaurants were located in Brazil, 29.7% in SLAD, 26.3% in NOLAD and 8.0% in the Caribbean division. We believe our diversified market presence reduces our dependence on any one market and helps stabilize the impact of individual countries’ economic cycles on our revenues. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

The following table presents certain operating results and data by operating segment:

	As of and for the Years Ended December 31,
	2011	2010	2009	2008	2007(1)
	(in thousands of U.S. dollars, except percentages)

Total Revenues
Brazil	$1,890,824	$1,595,571	$1,200,742	$1,237,208	$461,868
Caribbean division	267,701	260,617	244,774	231,734	90,796
NOLAD	355,265	305,017	240,333	232,083	91,932
SLAD(2)	1,143,859	856,913	979,627	905,817	296,743
Total	3,657,649	3,018,118	2,665,476	2,606,842	941,339

Adjusted EBITDA(3)
Brazil	$289,462	$250,606	$160,037	$144,965	$39,800
Caribbean division	9,493	23,556	21,167	22,013	13,099
NOLAD	19,551	15,400	3,918	15,961	10,655
SLAD(2)	121,475	83,998	129,889	138,683	36,530
Corporate and others	(100,193)	(74,446)	(48,628)	(33,648)	(9,187)
Total	339,788	299,114	266,383	287,974	90,897

Adjusted EBITDA Margin(4)
Brazil	15.3%	15.7%	13.3%	11.7%	8.6%
Caribbean division	3.5	9.0	8.6	9.5	14.4
NOLAD	5.5	5.0	1.6	6.9	11.6
SLAD(2)	10.6	9.8	13.3	15.3	12.3
Total	9.3	9.9	10.0	11.0	9.7

Systemwide comparable sales growth(5)(6)	13.7%	14.9%	5.5%	—	—
Brazil	9.3	17.5	2.7	—	—
Caribbean division	(0.6)	4.7	4.2	—	—
NOLAD	8.5	9.1	(1.7)	—	—
SLAD	29.6	16.1	12.2	—	—

(1)	Data for the year ended December 31, 2007 includes only five months of operations, beginning August 3, 2007, the date on which we commenced operations in the Territories.

(2)
Currency controls in Venezuela and related accounting changes have a significant effect on our results of operations and impact the comparability of our results of operations in 2010 compared to 2009. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Comparability of Results—Impact of Venezuelan Currency Controls and Related Accounting Changes on Our Results of Operations” for information regarding the translation and remeasurement of the results of our Venezuelan operations.

(3)
Adjusted EBITDA is a measure of our performance that is reviewed by our management. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies. Total Adjusted EBITDA is a non-GAAP measure. For our definition of Adjusted EBITDA and a reconciliation thereof, see “Presentation of Financial and Other Information—Other Financial Measures” and “Item 3. Key Information—A. Selected Financial Data.”

(4)	Adjusted EBITDA margin is Adjusted EBITDA divided by total revenues, expressed as a percentage.

(5)
Systemwide comparable sales growth refers to the change in our restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. Systemwide comparable sales growth is provided and analyzed on a constant currency basis, which means it is calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. We believe this constant currency measure provides a more meaningful analysis of our business by identifying the underlying business trend, without distortion from the effect of foreign currency movements.

(6)
Systemwide comparable sales growth is presented on a systemwide basis, which means it includes sales by our Company-operated restaurants and our franchised restaurants. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Our Industry

We operate in the QSR sub-segment of the fast food segment of the Latin American and Caribbean food service industry. In Latin America and the Caribbean, the fast food segment has benefited from the region’s increasing modernization, as people in more densely populated areas adopt lifestyles that increasingly seek convenience, speed and value. Euromonitor forecasts that fast food segment sales in Latin America and the Caribbean will total an estimated $44.7 billion (nominal value) in 2012. In addition, Euromonitor forecasts that the fast food segment in Latin America and the Caribbean will have grown 58.2% in the period from 2007 to 2012, which is 18 percentage points higher than the growth that Euromonitor forecasts for the Latin American and Caribbean food service industry as a whole in the same period, representing an estimated compound annual growth rate of 9.6%, which in turn is significantly higher than the estimated 1.7% compound annual growth rate of the U.S. fast food segment.

Euromonitor estimates that QSRs captured 59.8% of market share within the fast food segment in Latin America and the Caribbean in 2010, due to the popularity of standardized menus, the consistency of products and services, cost efficient operating systems, the development of products targeted to meet consumer demands, economies of scale, convenience, speed and value. Euromonitor estimates that the growth of QSRs in Latin America and the Caribbean will outpace the growth of the fast food segment generally in the near future, as QSRs tend to be better capitalized and are therefore able to expand through additional restaurant openings and innovation, and as consumers increasingly prefer the convenience and reliability associated with a well-established brand. Euromonitor estimates that the QSR sub-segment in Latin America and the Caribbean will have grown 52.4% during the period from 2007 to 2012.

McDonald’s, Burger King, Subway and KFC have positioned themselves as market leaders within the QSR segment. According to Euromonitor, the McDonald’s brand is the largest in Latin America and the Caribbean with more than three times the sales of Burger King, our closest competitor, in Latin America and the Caribbean and with more sales than our next five competitors combined. In addition to these international brands, strong local brands, such as Habib’s, Bob’s, Servicompras and Giraffa’s, exist in certain key markets.

The chart below indicates the percentage market share held by certain major brands in the fast food segment in Latin America and the Caribbean for 2010:

Source: Euromonitor

We believe we have significant opportunities to increase our presence and market share in those countries that we believe offer the best growth prospects and those that are most economically and financially stable, such as Brazil, Chile, Colombia, Mexico and Peru. For example, in many of the Territories, including Argentina, Brazil, Chile, Colombia, Ecuador, Mexico and Peru, we believe there are opportunities for growth as the ratio of gross domestic product purchase power parity, or GDP PPP, per McDonald’s-branded restaurant, a measure we use to determine penetration, is at least 2.5 times greater than in the United States. As the macroeconomic conditions of the countries in the Territories continue to improve, we believe we will have significant opportunities to expand our business as consumers benefit from expanding purchasing power and higher levels of disposable income, which in turn increase consumer demand for our safe, fresh and good-tasting food, comfortable settings and affordable prices as aspects of food convenience.

Our Operations

Company-Operated and Franchised Restaurants

We operate our McDonald’s-branded restaurants under two basic structures: (i) Company-operated restaurants operated by us and (ii) franchised restaurants operated by franchisees. Under both operating alternatives the real estate location may either be owned or leased by us.

We own, fully manage and operate Company-operated restaurants and retain any operating profits generated by such restaurants, after paying operating expenses and the franchise and other fees owed to McDonald’s under the MFAs. In Company-operated restaurants, we assume the capital expenditures for the building and equipment of the restaurant and, if we own the real estate location, for the land as well.

In contrast to Company-operated restaurants, franchised restaurants are operated and managed by the franchisee with technical and operational support from us as master franchisee, including training programs, operations manuals, access to our supply and distribution network and marketing assistance. Under our conventional franchise arrangements, franchisees provide a portion of the capital required by initially investing in the equipment, signs, seating and decor of their restaurants, and by reinvesting in the business over time. We are required by the MFAs to own the real estate or to secure long-term leases for franchised restaurant sites. We subsequently lease or sublease the property to franchisees. This arrangement allows for long-term occupancy of the property and assists in the alignment of our franchisees’ interests with our own.

In exchange for the lease and services, franchisees pay a monthly rent to us, generally based on the greater of a fixed rent or a certain percentage of gross sales. In addition to this monthly rent, we collect the monthly continuing franchise fee, which generally is 5% of the U.S. dollar equivalent of the restaurant’s gross sales, and pay these fees to McDonald’s pursuant to the MFAs. However, if a franchisee fails to pay its monthly continuing franchise fee, we remain liable for payment in full of these fees to McDonald’s. Pursuant to the MFAs, franchisees pay an initial franchise fee in connection with the opening of a new franchised restaurant and a transfer fee upon transfer of a franchised restaurant, both of which are subsequently shared by McDonald’s and us. See “Item 10. Additional Information—C. Material Contracts—The MFAs—Franchise Fees.”

The chart below illustrates the economics for Company-operated restaurants and franchised restaurants in the case of owned and leased real estate:

Source:  Arcos Dorados

In addition, we are the majority stakeholder in several joint ventures that collectively own 24 restaurants, in Argentina, Chile and Colombia. We have also granted developmental licenses to 12 restaurants. Pursuant to the developmental licenses, the developmental licensees own or lease the land and building on which the restaurants are located and pay a franchise fee to us in addition to the continuing franchise fee due to McDonald’s. All of our joint ventures and developmental licenses were in existence at the time of the Acquisition.

Restaurant Categories

We classify our restaurants into one of four categories: (i) freestanding, (ii) food court, (iii) in-store and (iv) mall stores. Freestanding restaurants are the largest type of restaurant, have ample indoor seating and include a drive-through area. Food court restaurants are located in malls and consist primarily of a front counter and kitchen and do not have their own seating area. In-store restaurants are part of a larger building and resemble freestanding restaurants, except for the lack of a drive-through area. Mall stores are located in malls like food court restaurants, but have their own seating areas. As of December 31, 2011, 838 (or 46%) of our restaurants were freestanding, 389 (or 21%) were food court, 280 (or 15%) were in-stores and 329 (or 18%) were mall stores. In addition, we have four non-traditional stores, such as food carts. These percentages vary by country, and may shift as opportunities in malls and more densely populated areas become available in some of the Territories.

Below are examples of each type of our restaurant categories:

Source: Arcos Dorados

Returns on investment in each type of restaurant vary significantly due to the different capital expenditures required and their different sales potential; mall stores generally provide the highest return on investment while freestanding restaurants generally provide the lowest. Moreover, returns vary significantly on a country by country basis.

Reimaging

An important component of our development plan is the reimaging of existing restaurants. As of December 31, 2011, we had completed the reimaging of 561 of the 1,569 restaurants we purchased in the Acquisition. Our restaurants that have undergone reimaging during the past three years have experienced an additional increase in sales per restaurant over the comparable sales growth experienced by restaurants which have not been reimaged in the same period. Both we and McDonald’s are committed to maintaining an image for our restaurants that creates a contemporary dining experience. Over the last few years, we have invested substantially in the reimaging of our restaurants, and we, pursuant to the MFAs, have committed to a significant reimaging plan. See “Item 10. Additional Information—C. Material Contracts.” Many of the reimaging projects include the addition of McCafé locations to the restaurant.

Objectives of the reimaging include elevating the customer’s perception of McDonald’s and creating a more sophisticated and highly aspirational environment. We have developed systemwide guidelines for the interior and exterior design of reimaged restaurants. When carrying out a reimaging project, we minimize the impact on the operations and sales of the restaurants by keeping the restaurants open and operating during the renovations and working in specific areas of the location at particular times.

Below are images of the exterior of a few of our restaurants that have benefited from reimaging:

Source: Arcos Dorados

McCafé Locations and Dessert Centers

Our brand extension efforts focus on the development of additional McCafé locations and Dessert Centers. McCafé locations are stylish, separate areas within restaurants where customers can purchase a variety of customizable beverages, including lattes, cappuccinos, mochas, hot and iced premium coffees and hot chocolate. McCafé locations have been very successful in creating a different customer experience, optimizing the use of our restaurants at all hours of operation and providing a higher profit margin than our regular restaurant operations. We believe the primary benefit of McCafé locations is that they attract new customers by increasing the variety of our product offerings and improving our image.

With an average return on investment from McCafé locations of 33.7% in 2011, the McCafé concept is well-suited for restaurants in large-scale shopping centers and commercial areas. McCafé locations have been a key factor in adding value to our customers’ experience and represented 6.1% of the total transactions and 5.3% of total sales of the restaurants in which they were located in 2011. As of December 31, 2011, there were 302 McCafé locations in the Territories, of which 11% were operated by franchisees. Argentina, with 80 locations, has the greatest number of McCafé locations, followed by Brazil, with 72 locations. The first McCafé in Latin America was opened in Argentina in 1999. Pursuant to the MFAs we have the right to add McCafé locations to the premises of our restaurants.

Below are images of the interior of two of our McCafé locations:

Source: Arcos Dorados

In addition to McCafé locations, Dessert Centers have been a very successful brand extension. Dessert Centers operate separately from existing restaurants, but depend on them for supplies and operational support. For example, a mall store restaurant can provide support for several Dessert Centers located in different locations throughout the same mall. Our Dessert Centers are conveniently located to attract customers, thereby serving as important transaction generators and providing an effective method of extending our band presence to non-traditional areas. At Dessert Centers, customers can purchase a variety of dessert items, including the McFlurry and soft-serve ice cream. Dessert Centers require low capital expenditures and provide returns on investment and operating margins that are significantly higher than our regular restaurant operations. As such, we believe they are an important driver in increasing our market penetration.

Dessert Centers represented 28.2% of our transactions and 9.4% of our total sales in 2011 and, with a return on investment of 142.9% in 2011, provide a low-risk investment alternative. Dessert Centers are highly successful in Brazil, where we have 1,046 locations. The first Dessert Center was created in Costa Rica in 1986 and was launched in Brazil in 1990. In 2011, we focused extensively on analyzing and establishing definitions, features and different categories (e.g., internal versus external) relating to Dessert Centers. In accordance with these new definitions and standards, we have performed a Dessert Center inventory store by store throughout the Territories. As a result of this inventory, we had 1,694 Dessert Centers as of December 31, 2011. Data regarding Dessert Centers for 2011 disclosed herein has been determined using the new definition and methodology and thus is not directly comparable to data for the same items for 2010 and 2009.

The following maps sets forth our McCafé locations and Dessert Centers in each of the Territories as of December 31, 2011:

Network of McCafé Locations	Network of Dessert Centers
302 total McCafé locations	1,694 total Dessert Centers

Source: Arcos Dorados

The McDonald’s Brand

McDonald’s is one of the most well-recognized consumer food service brands in the world with a brand equity that is unparalleled in the restaurant industry, according to Millward Brown Optimor. The McDonald’s brand is also one of the most widely recognized consumer brands in Latin America and the Caribbean, according to Euromonitor. In addition, we believe that in Latin America and the Caribbean, the McDonald’s brand benefits from an aspirational cachet as a “destination” restaurant with a reputation for safe, fresh and good-tasting food in an attractive setting. McDonald’s strong brand equity stems from the dedicated execution of its brand promise and its ability to associate with the local community where it operates. McDonald’s sets the standard in the restaurant industry worldwide for brand stewardship and marketing leadership. In 2010, Millward Brown Optimor’s annual survey of global brand strength ranked the McDonald’s brand as the sixth most valuable brand in the world.

Product Offerings

A crucial part of delivering the brand to clients depends on our product offerings, or more specifically, our menu strategy and management. The key objective of our menu strategy is the development and offering of quality food choices that attract customers back to our restaurants on a regular basis. The elements we utilize to achieve this goal include offering McDonald’s core menu, our product innovation initiatives and our focus on food safety.

Our menus feature three tiers of products: affordable entry-level options, such as our Big Pleasures, Small Prices or “Combo del Día” (“Daily Extra Value Meal”) offerings, core menu options, such as the Big Mac, Happy Meal and Quarter Pounder, and premium options, such as Big Tasty or Angus premium hamburgers and chicken sandwiches and low-calorie or low-sodium products that are marketed through common platforms rather than as individual items. These platforms can be based on the type of products, such as beef, chicken, salads or desserts, or on the type of customer targeted, such as the children’s menu. As of December 31, 2011, we offered a new menu with fewer calories and less sugar and sodium in 15 of our 20 Territories.

Our core menu is the most important element of our menu strategy and includes well-recognized food choices that have global customer acceptance and are what customers repeatedly order at McDonald’s-branded restaurants worldwide.

Product Development

We have been very innovative in our product development in Latin America and the Caribbean. In key countries, our understanding of the local market has enabled us to successfully introduce new items to appeal to local tastes and to provide our customers with additional food options. Our Big Pleasures, Small Prices and bone-in-chicken offerings are examples of our product development efforts, through which we introduce affordable new products every few months. Also, we carefully monitor the sales of our products and are able to quickly modify them if necessary. For instance, although we always offer the McFlurry dessert product, we include in this product platform a promotional topping that is offered for a limited period of time, followed by a new promotional topping to maintain the sales momentum.

In 2006, McDonald’s global innovation team introduced a new food preparation platform called the Bridge Operating Platform, or BOP, which combines product innovation with operational efficiency throughout our restaurants. This platform is a significant system enhancement, and it allows for customization of products without compromising the restaurants’ ability to handle a large influx of customers at peak periods. The BOP has now been implemented in all large Latin American and Caribbean markets. In 2011 we began the roll out of MFY, a new kitchen operating platform that we believe will allow for improved product quality, higher labor productivity and reduced food waste.

We work closely with McDonald’s to develop new product offerings and McDonald’s considers our recommendations regarding regional tastes and preferences and works with us to accommodate such tastes and preferences. We continue to benefit from McDonald’s product development efforts following the Acquisition and have access to a library of products developed globally for the McDonald’s system. In addition, we continue to benefit from the Hamburger Universities in the United States and Brazil and the food studio located in Brazil that aims to develop locally relevant products for the region. The Hamburger Universities and the food studio models have been McDonald’s main global source of people and product development. The Hamburger Universities provide restaurant managers, mid-managers and owner/operators with training on best practices in different aspects of the business, like restaurant and people management, sales and accounting, while emphasizing consistent restaurant operations procedures, service, quality and cleanliness. The food studios across the globe have been responsible for some of McDonald’s most innovative food concepts and play a crucial role in developing new menu options that cater to the local tastes.

Product and Pricing Strategy

Value perceptions change significantly between markets and even between areas within a single market. In order to adjust pricing to meet customers’ expectations in each market, we have developed local expertise aimed at understanding the dynamics of the local marketplace and the characteristics of their customers. We also examine trends in the pricing of raw materials, packaging, product related operating costs as well as individual item sales volumes to fully understand profitability by item. These insights feed into the local markets’ menu and pricing strategy as well as the marketing plan that is disseminated to both Company-operated and franchised restaurants. Restaurants may then adjust pricing and/or item offerings as they choose in an attempt to optimize sales, profitability and local preferences. This cycle is part of an overall revenue management philosophy and is part of our business management practices utilized throughout the region.

Advertisement & Promotion

We believe that sales in the QSR sub-segment can be significantly affected by the frequency and quality of our advertising and promotional programs. In particular, we benefit from the strength of McDonald’s global resources, including its global alliances with some of the largest multinational conglomerates and sponsorship of sporting events such as the Olympic Games and the World Cup and participation in various movie promotions, which provides us with important advertising and promotion opportunities.

We promote the McDonald’s brand and our products by advertising in all of the Territories. We create, develop and coordinate marketing plans and promotional activities throughout the Territories; however, pursuant to the MFAs, McDonald’s reserves the right to review and approve any advertising materials and related promotional activities and may request that we cease using the materials or promotional activities at any time if McDonald’s determines that they are detrimental to its brand image. We are required under the MFAs to spend at least 5% of our gross sales, and our franchisees generally are required to pay us 5% of their gross sales for the portion of advertising expenditures related to their restaurants, on advertisement and promotion activities. The only exception to this policy is in Mexico, where both we and our franchisees contribute funds to a cooperative that is responsible for advertisement and promotion activities for Mexico.

Our advertisement and promotion activities are guided by our overall marketing plan, which identifies the key strategic platforms that we aim to leverage to drive sales. The advertisement and promotion program is formulated based on the amount of advertisement and promotion support needed for each strategic platform for the year. During 2011, our key strategic platforms included menu relevance, convenience, strengthening the kids and family experience and price segmentation for margin optimization. In terms of menu relevance, we continue to support the breakfast menu that we introduced during 2008 in many of our key markets, such as Brazil, and introduced our premium Angus burger and bone-in-chicken premium products. In terms of convenience, we increased the efficiency of some of our restaurants by including more McCafé locations and Dessert Centers and developing locally relevant menu items, such as breakfast choices and bone-in-chicken product offerings in Colombia, Ecuador, Peru and Venezuela. In terms of pricing, we understand that our customers seek great-tasting food at affordable prices and that their perception of value while at the restaurant is a significant factor in determining overall satisfaction and frequency of visits. Our Big Pleasures, Small Prices and our “Combo del Día” programs in Latin America and the Caribbean, which are based on best practices and experience in the United States and Europe, have been successful in addressing a broad range of value expectations in our restaurants without sacrificing restaurant profitability. We continue leveraging these platforms to increase penetration and grow market share.

To support our product offerings, we sponsor regionally popular sporting events such as the Copa Libertadores soccer tournament and leverage global marketing initiatives led by McDonald’s, such as sponsorship of major sporting events and participation in various movie promotions. We believe these branding events provide a cost-effective manner to increase our market recognition.

Through the execution of these initiatives, we work to enhance the McDonald’s experience for customers throughout the Territories, increase our sales and customer counts. We aim to position ourselves as a “forever young” brand by delivering a youthfully energetic, distinctly casual, personally engaging and delightful dining/brand experience.

Regional Operations

The Company is divided into four geographical divisions: Brazil, the Caribbean division, NOLAD and SLAD. Except for Brazil, the divisions are subsequently divided into sub-groups comprised of individual Territories. The presidents of the divisions report directly to our chief operating officer.

The following map sets forth the number of our restaurants in each of our operating divisions as of December 31, 2011:

Source: Arcos Dorados

We remain close to customers by managing operations at the local level, including implementing recruiting centers, conducting marketing campaigns and promotions, monitoring consumer perception and managing menu offerings. We conduct administrative and strategic activities at either the divisional level or at our headquarters, as appropriate. We provide services such as accounts payable, accounts receivable and payroll through our centralized shared service center located in Buenos Aires, Argentina. In addition, we have designed standardized crew recruiting manuals and have implemented an online communication platform for crew and managers. These centralized operations help us maintain consistent procedures, quality control and brand management across all of our markets.

Set forth below is a summary of our restaurant portfolio as of December 31, 2011:

	Ownership					Store Type(1)						Building/ Land(2)
Portfolio by Division	Company-Operated	Joint Venture	Franchised	Developmental License	Total	Freestanding	Food Court	In-Store	Mall Store	Dessert Centers	McCafé Locations	Owned	Leased
Brazil	488	-	174	-	662	256	183	83	140	1,046	72	118	544
Caribbean Division	96	-	50	1	147	118	2	6	21	8	16	49	97
NOLAD	314	-	159	11	484	252	126	51	54	219	56	168	305
SLAD	436	24	87	-	547	212	78	140	114	421	158	174	372
Total	1,334	24	470	12	1,840	838	389	280	329	1,694	302	509	1,318

(1)	In addition, we have four non-traditional stores, such as food carts.

(2)	Developmental licenses and mobile stores are not included in these figures.

Brazil

Brazil is our largest division in terms of restaurants, with 662 restaurants as of December 31, 2011 and $1,890.8 million in revenues in 2011, representing 36.0% and 51.7% of our total restaurants and revenues, respectively. Our operations in Brazil are based in Sao Paulo and McDonald’s has been present in Brazil since opening its first restaurant in Rio de Janeiro in 1979.

Caribbean Division

The Caribbean division includes eight territories with 147 restaurants as of December 31, 2011 and $267.7 million in revenues in 2011, representing 8.0% and 7.3% of our total restaurants and revenues, respectively. Its primary market is Puerto Rico, where the division’s management is based. McDonald’s has been present in Puerto Rico since opening its first restaurant in San Juan in 1967. Puerto Rico represents 76.9% of the Caribbean division’s restaurants and 55.0% of the Caribbean division’s revenues. Puerto Rico is our fifth-largest market in terms of restaurants.

NOLAD

NOLAD includes three countries with 484 restaurants as of December 31, 2011 and $355.3 million in revenues in 2011, representing 26.3% and 9.7% of our total restaurants and revenues, respectively. Its primary market is Mexico, where the division’s management is based. McDonald’s has been present in Mexico since opening its first restaurant in Mexico City in 1985. Mexico represents 82.0% of NOLAD’s restaurants and 58.0% of NOLAD’s revenues, and Mexico is our second-largest market in terms of restaurants.

Our operations in Mexico differ from those in our other Territories in that the percentage of franchised restaurants is significantly higher than our systemwide average (38.3% of our restaurants in Mexico are franchised, while 26.2% of our restaurants overall are franchised) because some of McDonald’s previous joint venture partners were converted into franchisees immediately prior to the Acquisition. Since the Acquisition, we have been adjusting our business model in Mexico as several factors had significantly eroded that market’s profitability. Among them was a strategy that had focused on improving profit margins, which improved profitability in the short term but resulted in increased competition and lower traffic. In addition, the Mexican peso’s significant devaluation in 2008 and 2009 adversely affected the financial condition of certain franchisees that had U.S. dollar-denominated debt to the point where we had to acquire 80 franchised restaurants. Additional negative events such as the global recession of 2009 and the swine flu epidemic, both of which disproportionately impacted Mexico, also temporarily reduced our sales in this market.

SLAD

SLAD includes seven countries with 547 restaurants as of December 31, 2011 and $1,143.9 million in revenues in 2011, representing 29.7% and 31.3% of our total restaurants and revenues, respectively. Its primary markets are Argentina, where the division’s management is based, and Venezuela. McDonald’s has been present in Argentina since opening its first restaurant in Buenos Aires in 1986 and in Venezuela since opening its first restaurant in Caracas in 1985. As of December 31, 2011, Argentina and Venezuela, respectively, represented 36.9% and 25.6% of SLAD’s restaurants and 44.1% and 24.4% of SLAD’s revenues in 2011. Argentina and Venezuela, respectively, are our third- and fourth-largest markets in terms of restaurants.

Seasonality

Our sales and revenues are generally greater in the second half of the year than in the first half. Although the impact on our results of operations is relatively small, this impact is due to increased consumption of our products during the winter and summer holiday seasons, affecting July and December, respectively.

Supply and Distribution

Supply chain management is an important element of our success and a crucial factor in optimizing our profitability. Currently, we have an integrated and centralized supply chain management system that focuses on (i) the highest possible quality and food safety, (ii) competitive market pricing that is predictable and sustainable over time, and (iii) leveraging of local, regional and global sourcing strategies to obtain a competitive advantage. This system consists of the selection and development of suppliers that are able to comply with McDonald’s high quality standards and the establishment of the appropriate type of relationships with these suppliers. These standards, which are based on the highest industry standards like International Organization for Standardization, or ISO, standards, British Retail Consortium, or BRC, standards and others, include cleanliness, product consistency and timeliness, meeting or exceeding all local food regulations and compliance with our Hazard Analysis Critical Control Plan, or HACCP, a systematic approach to food safety that emphasizes protection within the processing facility, rather than detection, through analysis, inspection and follow-up. Due to our supply chain management and high quality standards, we believe our products have a competitive advantage because they have many attributes that make them appealing to our customers. For instance, our McNuggets are made of 100% white meat; our frying oil is 100% free of trans fatty acids; the dairy mix for our sundaes and the McFlurry and our vegetables undergo aseptic processes to rid them of bacteria; and our hamburger patties are made with 100% beef and do not contain additives.

Pursuant to the MFAs, we purchase core products and services, such as beef, chicken, buns, produce, cheese, dairy mixes and toppings, from approved suppliers and distributors who satisfy the above requirements. If McDonald’s determines that any product or service offered by an approved supplier is not in compliance with its standards, it may terminate the supplier’s approved status. Beyond the purchase of core products and services, we have no restrictions on which suppliers or distributors we may use. We have largely continued the supply relationships that McDonald’s had established prior to the Acquisition, and we develop relationships with new suppliers in accordance with McDonald’s Supplier Quality Management System, or SQMS.

Since the process to become an approved supplier is lengthy, expensive and requires proof of compliance with McDonald’s high quality standards, we have found that oral agreements with our approved suppliers generally are sufficient to ensure a reliable supply of quality food products, and we have developed long-term relationships with many of our suppliers. In addition, we enter into written agreements with most of our suppliers regarding the cost of such goods, which can be based on pricing protocols, formula costing, benchmarking or open bidding, as appropriate. Our 25 largest suppliers account for approximately 80% of our supplies, and no single supplier or group of related suppliers account for more than 9% of our total food and paper costs. Among our main suppliers are Marfrig Alimentos S.A., McCain Foods Limited, Coca-Cola Company and Fresh Start Bakeries, Inc.

Our integrated supply chain management optimizes value as we work with suppliers to develop pricing protocols, inventory, planning and product quality. As of December 31, 2011, approximately 30% of the food and paper products used in our restaurants were imported, primarily from countries within Latin America, while the remaining amount were locally sourced. This percentage varies among the Territories; for example, 32% of the products consumed in Mexico are imported, while 19% and 90% of the products consumed in Brazil and the

Caribbean division, respectively, are imported. This includes the toys distributed in our restaurants, which are imported from China. Certain supplies, such as beef, must often be locally sourced due to restrictions on their importation. Combined with the MFAs’ requirement to purchase certain core supplies from approved suppliers, although we maintain contingency plans to back up restaurant supplies, we may not be able to quickly find alternate or additional supplies in the event a supplier is unable to meet our orders. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—We depend on oral agreements with third-party suppliers and distributors for the provision of products that are necessary for our operations.” The suppliers send all of their products to distribution centers that are in charge of transportation, warehousing, financial administration, demand and inventory planning and customer service. The distribution centers interact directly with our Company-operated and franchised restaurants.

Until recently we owned and operated some of the distribution centers in the Territories, which operations and related properties we refer to as Axionlog (formerly known as Axis). See “Item 4. Information on the Company—A. History and Development of the Company—Important Events—The Axionlog Split-off.” We recently entered into a master commercial agreement with Axionlog on arm’s-length terms so that Axionlog will continue to provide us with distribution services in Argentina, Chile, Colombia, Mexico and Venezuela. We are currently negotiating the local arrangements within these markets. For additional information about our transactions with Axionlog, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Axionlog Split-off.”

Supply Chain Management and Quality Assurance

All products that we sell meet McDonald’s specifications, including new products and promotions. We work with our supplies to implement key standards testing at each stage of our supply chain, including raw materials, processing and distribution. With respect to raw materials, we verify that produce suppliers undergo verification audits. All protein suppliers also undergo Animal Welfare Policy, “mad cow” disease and HACCP audits. At the processing stage, we implement a supplier quality management system that encourages continuous improvement in each key product category. We conduct seminars annually with all key suppliers on topics such as standards calibration, product sensory evaluation and best practices and all suppliers are audited annually by a third party for compliance with McDonalds’s SQMS. We measure compliance through visits to processing plants, supplier summits, regularly scheduled audits and sensory testing that is achieved through a combination of product, equipment and operational procedures. At the distribution stage, we have implemented the Distribution Quality Management Program, which includes a shelf-life management system, strict temperature controls for receiving and storage of food products, a sophisticated stock recovery program and a quality inspection program.

Our quality testing extends to restaurant operations, where we conduct restaurant improvement and food safety verification processes that allow us to track the implementation of changes in restaurant operations, new products, procedures and equipment. We participate in the restaurant operations improvement process designed by McDonald’s, under which Company-operated and franchised restaurants are visited at least three times in any 21-month cycle to identify system opportunities to continuously improve our operations. Visits are conducted by our operations consultants, who assess restaurants based on food quality, service and cleanliness. We also participate in the worldwide mystery shopper program designed by McDonald’s, where all restaurants are visited twice a month by a third-party vendor who provides us with feedback from a customer perspective. This feedback, called customer satisfaction opportunity reports, is sent to a centralized monitoring system that evaluates key operations indicators. Our multidisciplinary teams, which include members of our Supply Chain and Marketing and Operations teams, work to improve quality and efficiency at the restaurant level throughout the Territories.

Our Competition

We compete with international, national, regional and local retailers of food products. We compete on the basis of price, convenience, service, menu variety and product quality. Our competition in the broadest perspective includes restaurants, quick-service eating establishments, pizza parlors, coffee shops, street vendors, convenience food stores, delicatessens and supermarkets. For more information about our competition, see “Item 4. Information on the Company—B. Business Overview—Our Industry.”

Our Customers

We aim to provide our customers with safe, fresh and good-tasting food at a good value and a favorable dining experience in the family friendly environment demanded by our target demographic of young adults and families with children. Based on data from the United Nations Economic Commission for Latin America and the Caribbean, the Territories represented a market of approximately 575.9 million people in 2010—equivalent to the combined population of the United States, Germany, France, the United Kingdom and Italy—of which approximately 28% are under 14 years old and 46% are under 25 years old. As a business focused on young adults in the 14 to 35 age range and families with children, our operations have benefited, and we expect to continue to benefit, from our Territories’ population size, younger age profile when compared to more developed markets and improving socio-economic conditions. In addition, our McCafé brand extension has successfully targeted a more adult customer base.

Latin America and the Caribbean have presented very compelling growth prospects given their improving macroeconomic conditions, expanding buying power of the consumer sector in general and the rapidly growing QSR markets in particular. In addition, improvements in macroeconomic conditions in the Territories have led to a modernization of consumption patterns and increased affordability of our products across socio-economic segments, and we believe we are well-placed to capitalize on these trends. In Brazil alone, 29 million Brazilians joined the middle class between 2003 and 2009, and the percentage of the Brazilian population living in poverty decreased by 45.6% during the same period, according to the Brazilian Ministry of Finance. Moreover, according to Euromonitor, the percentage of households in Brazil with annual disposable incomes of $5,000 or more was greater than that in China and India in 2011.

In addition, the demand for QSR options has risen, and Euromonitor forecasts that the QSR sector in Latin America will grow at a 10.8% annual growth rate between 2011 and 2016. The confluence of favorable factors throughout the region, including growth in our target demographic markets, offer an opportunity of profitable growth and the ability to serve an ever-increasing number of customers.

Regulation

We are subject to various multi-jurisdictional federal, regional and local laws in the countries in which we operate affecting the operation of our business, as are our franchisees and suppliers. Each restaurant is subject to licensing and regulation by a number of governmental authorities, which include zoning, health, safety, sanitation, tax, operating, building and fire agencies in the jurisdiction in which the restaurant is located. Difficulties in obtaining, or the failure to obtain, required licenses or approvals can delay or prevent the opening of a new restaurant in a particular area. Restaurant operations are also subject to federal and local laws governing matters such as wages, working conditions and overtime. We are also subject to tariffs and regulations on imported commodities and equipment and laws regulating foreign investment.

Substantive laws that regulate the franchisor/franchisee relationship presently exist in several of the countries in which we operate, including Brazil. These laws often limit, among other things, the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise and the ability of a franchisor to designate sources of supply and regulate franchise sales communications.

We are also subject to the labor laws applicable in the countries in which we operate. The adoption of new or more stringent labor laws or regulations could result in a material liability to us. For example, a law enacted in November 2010 in Argentina requires companies to pay overtime to all employees (except directors and managers) working on weekends, and a proposed bill in Argentina would require companies to distribute 10 percent of their profits to employees. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—Labor shortages or increased labor costs could harm our results of operations.”

In addition, we may become subject to legislation or regulation seeking to regulate high-fat and/or high-sodium foods, particularly in Argentina, Brazil, Chile, Puerto Rico and Venezuela. Moreover, restrictions on advertising by food retailers and QSRs have been proposed in Argentina, Brazil, Chile, Colombia, Mexico, Uruguay and Venezuela, including proposals to restrict our ability to sell toys in conjunction with food. Certain jurisdictions in the United States are considering curtailing or have curtailed McDonald’s ability to sell children’s meals including toys if these meals do not meet certain nutritional criteria. Similar restrictions, if imposed in the Latin American countries where we do business, may have a negative impact on our results of operations. We will comply with any laws or regulations that may be enacted, and we can provide no assurance of the effect that any possible future laws and regulations will have on our operating results. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Industry—Restrictions on promotions and advertisements directed at families with children and regulations regarding the nutritional content of children’s meals may harm McDonald’s brand image and our results of operations.”

Environmental Issues

To the best of our knowledge, there are currently no international, federal, state or local environmental laws, rules or regulations that will materially affect our results of operations or our position with respect to our competitors. However, we can provide no assurance of the effect that any possible future environmental laws will have on our operating results.

Insurance

We maintain insurance policies in accordance with the requirements of the MFAs and as appropriate beyond those requirements, to the extent we believe additional coverage is necessary. Our insurance policies include commercial general liability, workers compensation, “all risk” property and business interruption insurance, among others. See “Item 10. Additional Information—C. Material Contracts—The MFAs—Insurance.”

Charitable Activities and Social Initiatives

The McDonald’s brand is enhanced through McDonald’s and our social responsibility initiatives, including charitable donations and community involvement. The following discussion summarizes some of our principal programs and contributions:

Employment Experience

We are an important employer in Latin America and the Caribbean and are creating new economic opportunities for Latin America’s next generation. With more than 90,000 employees as of December 31, 2011, we are one of the largest employers in Latin America. For many of our employees, we are their first employer. We provide a strong foundation and teach them valuable customer service and leadership skills that can be applied to a wide range of career paths in the future.

 We have been recognized by many independent organizations for being a “great place to work.” In 2009, the Great Place to Work Institute recognized us as being one of the six best companies to work for in Latin America, and we led the “Súper Empresas” (Super Companies) ranking by the Expansión/CNN magazine.

We pride ourselves on principles such as integrity, trust, honesty, hospitality and the importance of team work. To that end, we offer extensive training and continuing education opportunities for crew and corporate employees, and provide a collegial work environment that fosters teamwork and advancement.

Community

On McHappy Day, McDonald’s restaurants across Latin America raise money for various children’s causes, including the Ronald McDonald House Charities foundation, which supports seriously ill children and their families. McHappy Day has grown from being a “social marketing” campaign to becoming a community-wide effort. In 2011, McHappy Day was celebrated in all of the Territories, involving approximately 40,000 community volunteers and our franchisees and suppliers. In 2011, our McHappy Day activities raised over $14.8 million, a 34% increase compared to 2010.

As of December 31, 2011, there were 14 Ronald McDonald House Charities programs in 14 countries in Latin America and the Caribbean, including 14 Ronald McDonald Houses and ten Ronald McDonald Family Rooms in hospitals, which provide “a home away from home” to children undergoing serious medical treatments and their family members, and one Ronald McDonald Care Mobile, which was built specifically for delivering pediatric care services to remote locations.

Nutrition and Well-being

As part of our commitment to offering nutritious and quality products to our customers, we are dedicated to actively promoting a balanced lifestyle. This includes teaching healthy eating habits and providing reliable, accessible information to guide educated nutritional decisions. We recently launched a website exclusively dedicated to helping parents and adults make healthier choices and lead balanced lifestyles. We provide nutritious meal options to our crew workers on a daily basis as well.

We participate in several educational, sports and well-being programs throughout Latin America and the Caribbean, promoting our brand and encouraging our employees and customers to participate. This includes sponsoring walks and races to raise funds and awareness of various health conditions.

We only use products that have passed strict quality and hygiene controls throughout the production chain, inside our restaurants and right up to the moment they are served to our customers. These products are sourced from our carefully selected and monitored supplier network for all McDonald’s restaurants.

In October 2011, we launched our new Happy Meal, which reduced sodium, calorie and fat totals. For example, the amount of sodium in buns, McNuggets, cheese and ketchup has been reduced by an average of 10%, improving the nutritional profile of all Happy Meal options. In addition, the amount of sugar added to the fruit juices has been reduced by almost 40%, reaching no more than 5 grams of added sugar per 100 milliliters. Today, all of the Happy Meal combinations in Latin America contain less than 600 calories (or less than one third of the daily calorie intake recommended by the World Health Organization for children) and automatically include side dishes such as sliced apples.

Environmental Responsibility

We are committed  to the continuous improvement of our environmental sustainability efforts, including frequently assessing our strengths and areas of improvement. While we have made many positive strides,  we are in the process of setting direct and measurable goals that we will be working toward in the years ahead.

We strive to be an environmental steward dedicated to conserving natural resources and minimizing waste. We monitor and implement operational measures focused on reducing water consumption, energy utilization and waste production at our restaurants. We execute paper and waste recycling campaigns at our restaurants, whenever possible, and urge consumers to adopt responsible waste sorting and recycling behaviors. We also employ cutting-edge technology that minimizes our environmental footprint, favoring the use of clean-energy sources such as solar panels and wind generators, and recycling cooking oil from our restaurants to make biodiesel that fuels some of our supply trucks.

We survey our key suppliers in Latin America and the Caribbean to ensure their operations meet the highest standards possible and partner with them on reducing our impact on the environment. This includes implementing and sharing best practices throughout the supply chain around sustainable sourcing, transportation, resource use, residue disposal and energy consumption, among other matters.

Protecting the Amazon—one of Latin America’s greatest environmental treasures—is a top priority. One hundred percent of our suppliers have committed to ending procurement of any goods from the Amazon. In October 2011, McDonald’s signed a global moratorium against harvesting soy from the Amazon.

As of December 31, 2011, we had four ecological restaurants, which are more environmentally responsible and resource-efficient throughout their life-cycle. In December 2008, we opened the first ecological restaurant in Latin America in Bertioga on the coast of São Paulo, Brazil. This restaurant received Leadership in Energy & Environmental Design, or LEED, certification, in September 2009, becoming the first McDonald’s restaurant in Latin America to be so certified. In August 2009, we opened our second ecological restaurant in Lindora, Costa Rica, which was the first of its kind in Central America. In August 2010, we opened our third ecological restaurant in Pilar, Argentina. In July 2011, we re-inaugurated the McDonald’s at Parque Hundido, in Mexico DF as our fourth ecological restaurant. This restaurant is also in the process of receiving LEED certification.

We also remodeled the McDonald’s University in São Paulo, Brazil, which reopened in April 2011 as an ecological, LEED-certified building. This McDonald’s University, one of seven such units in the world, is the corporate training center for employees from all over Latin America and the Caribbean.

The know-how accumulated in the construction of these ecological buildings is being used for the development of new McDonald’s restaurants and the reimaging of certain existing ones in the Territories. Our ecological restaurants have proven to be less expensive in the medium-term, while also being sustainable in the long term.

Sustainable Supply Chain

Our deep relationship with our suppliers is an important strategic asset. Many of our suppliers have worked with McDonald’s since it first entered the Latin American market in the 1970’s. All suppliers are evaluated for and must comply with global McDonald’s standards on core products such as beef, chicken, cheese, bread, beverages and others. This ensures a consistent customer experience throughout Latin America.

We hope to further strengthen our supply chain by developing local initiatives that meet our demand for goods while promoting the well-being and success of the farmers and suppliers we rely on. For example, our Qori Chacra Project offers local farmers in Cuzco, Peru the opportunity to improve their crops by providing training on various methods to improve yield and distribution options. Through this project, we hope to develop a sustainable supply chain program for the production of lettuce, which could ultimately be replicated in other countries with similar needs. As another example, in Brazil we work with suppliers to educate local farmers about sustainable agriculture. To date, 15 farms have been created and/or expanded to produce lettuce, tomatoes and other produce for McDonald’s restaurants in the region. This enables us to source produce from sustainable farms, while also contributing to the local economy through the creation of jobs.

C.    Organizational Structure

We conduct substantially all our business through our indirect, wholly-owned Dutch subsidiary Arcos Dorados B.V. Our controlling shareholder is Los Laureles Ltd., a British Virgin Islands company, which is beneficially owned by Mr. Staton, our Chairman and CEO. Under the MFAs, Los Laureles Ltd. is required to hold at all times at least 51% of our voting interests, which is accomplished through its ownership of 100% of the class B shares of Arcos Dorados Holdings Inc., each having five votes per share. Los Laureles Ltd. has established a voting trust with respect to the voting interests in us held by Los Laureles Ltd.  Los Laureles Ltd. is the beneficiary of the voting trust. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.” Arcos Dorados B.V. owns all the equity interests of LatAm, LLC, the master franchisee, and owns, directly or indirectly, all the equity interests of the subsidiaries operating our restaurants in the Territories.

The following chart shows our corporate structure as of March 31, 2012.

(1)
Includes class A shares and class B shares beneficially owned by Mr. Staton, our Chairman and CEO. Los Laureles Ltd. is beneficially owned by Mr. Staton. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.”

(2)	Includes operating subsidiaries held directly and, in some cases, indirectly through certain intermediate subsidiaries.

Other than as described above, all of our significant subsidiaries are wholly owned by us, except Arcos Dorados Argentina S.A., of which Mr. Staton owns 0.003%.

D.    Property, Plants and Equipment

Property Operations

Our long-standing presence in Latin America and the Caribbean has allowed us to build a significant property portfolio with hard-to-replicate locations in key markets across the region that enhance our customers’ experience and ultimately support our brand and market position. As of December 31, 2011, we owned the land for 509 of our 1,840 restaurants (totaling approximately 1.2 million square meters). We owned the buildings for all but 12 of our stand-alone restaurants, all of which are under developmental licenses, whereby the licensees own or lease the land and buildings on which the restaurants are located. We lease the remaining real estate property where we operate. Accordingly, we are able to charge rent on the real estate that we own and lease to our franchisees. The rental payments generally are based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. When we lease land, we match the term of our sublease to the term of the franchise. We may charge a higher rent to franchisees than that which we pay on our leases, therefore deriving additional rental income.

The selection, construction and maintenance of restaurant locations and other related real estate assets, which is a key element of our performance, is determined based on an evaluation of expected returns on investment and the most efficient allocation of our capital expenditures. In addition to our restaurant property, we own our corporate headquarters in Buenos Aires, Argentina, corporate offices, a manufacturing and logistics center in Sao Paulo, Brazil, and training centers in Sao Paulo, Brazil and Buenos Aires, Argentina.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

Segment Presentation

We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago and the U.S. Virgin Islands of St. Croix and St. Thomas; the North Latin America division, or NOLAD, consisting of Costa Rica, Mexico and Panama; and the South Latin America division, or SLAD, consisting of Argentina, Chile, Colombia, Ecuador, Peru, Uruguay and Venezuela. As of December 31, 2011, 36.0% of our restaurants were located in Brazil, 29.7% in SLAD, 26.3% in NOLAD and 8.0% in the Caribbean division. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

We are required to report information about operating segments in our financial statements in accordance with ASC Topic 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. We have determined that our reportable segments are those that are based on our method of internal reporting, and we manage our business and operations through our four geographical divisions (Brazil, the Caribbean division, NOLAD and SLAD). The accounting policies of the segments are the same as those for the Company on a consolidated basis.

Principal Income Statement Line Items

Revenues

We generate revenues primarily from two sources: sales by Company-operated restaurants and revenue from franchised restaurants, which primarily consists of rental income, typically based on the greater of a flat fee or a percentage of sales reported by our franchised restaurants. This rent, along with occupancy and operating rights, is stipulated in our franchise agreements. These agreements typically have a 20-year term but may be shorter if necessary to mirror the term of the real estate lease. In 2011, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.8% and 4.2% of our total revenues, respectively. In 2010, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.9% and 4.1% of our total revenues, respectively. In 2009, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.2% and 4.8% of our total revenues, respectively.

Operating Costs & Expenses

Our sales are heavily influenced by brand advertising, menu selection and initiatives to improve restaurant operations. Sales are also affected by the timing of restaurant openings and closures. We do not record sales from our franchised restaurants as revenues.

Company-operated restaurants incur four types of operating costs and expenses:

•	food and paper costs, which represent the costs of the products that we sell to customers in Company-operated restaurants;

•
payroll and employee benefit costs, which represent the wages paid to Company-operated restaurant managers and crew, as well as the costs of benefits and training, and which tend to increase as we increase sales;

•
occupancy and other operating expenses, which represent all other direct costs of our Company-operated restaurants, including advertising and promotional expenses, the costs of outside rent, which are tied to sales and therefore increase as we increase our sales, building and leasehold improvement depreciation (for restaurant properties owned by us), depreciation on equipment, repairs and maintenance, insurance, restaurant operating supplies and utilities; and

•	royalty fees, representing the continuing franchise fees we pay to McDonald’s pursuant to the MFAs, which are determined as a percentage of gross product sales.

Although our costs increase as we increase our sales, they generally increase at a lower rate than sales growth, leading to a direct improvement in restaurant profitability.

Franchised restaurant occupancy expenses include, as applicable, the costs of depreciating and maintaining the land and buildings upon which franchised restaurants are situated or the cost of leasing that property. A significant portion of our leases establish that rent payments are based on the greater of a flat fee or a specified percentage of the restaurant’s sales.

We promote the McDonald’s brand and our products by advertising in all of the Territories. Pursuant to the MFAs, we are required to spend at least 5% of our gross sales on advertisement and promotion activities annually. These activities are guided by our overall marketing plan, which identifies the key strategic platforms that we leverage to drive sales. Our franchisees are generally required to pay us 5% of their gross sales to cover advertising expenditures related to their restaurants. We account for these payments as a deduction to our advertising expenses. As a result, our advertising expenses only reflect the expenditures related to Company-operated restaurants. Advertising expenses are recorded within the “Occupancy and other operating expenses” line item in our consolidated income statement. The only exception to this policy is in Mexico, where both we and our franchisees contribute funds to a cooperative that is responsible for advertisement and promotion activities for Mexico.

General and administrative expenses include the costs of overhead, including salaries and facilities, travel expenses, depreciation of office equipment, situated buildings and vehicles, amortization of intangible assets, occupancy costs, professional services and the cost of field management for Company-operated and franchised restaurants, among others.

Other operating expenses, net, include gains and losses on asset dispositions, impairment charges, rental income and depreciation expenses of excess properties, results and depreciation from distribution centers, the equity awards granted to our CEO and other miscellaneous items.

Other Line Items

Net interest expense primarily includes interest expense on our short-term and long-term debt as well as the amortization of deferred financing costs. Loss from derivative instruments relates to the negative change in the fair market value of our derivative instruments, which are used to help mitigate some of our foreign currency exchange rate risk.

Foreign currency exchange results relate to the impact of remeasuring monetary assets and liabilities denominated in currencies other than our functional currencies. See “—Foreign Currency Translation.”

Other non-operating income (expenses), net primarily include monetary actualization adjustments related to tax credits, charitable donations not related to our operations, asset taxes we are required to pay in certain countries and other non-operating charges.

Income tax expense includes both current and deferred income taxes. Current income taxes represents the amount accrued during the period to be paid to the tax authorities while deferred income taxes represent the earnings impact of the change in deferred tax assets and liabilities that are recognized in our balance sheet for future income tax consequences.

Net income attributable to non-controlling interests relate to the participation of non-controlling interests in the net income of certain subsidiaries that collectively own 24 restaurants.

Key Business Measures

We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth. In addition, we use Adjusted EBITDA to facilitate operating performance comparisons from period to period. See “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.” Systemwide results are driven primarily by our Company-operated restaurants, as 73.8% of our systemwide restaurants are Company-operated as of December 31, 2011. Systemwide data represents measures for both Company-operated and franchised restaurants. While sales by franchisees are not recorded as revenues by us, management believes the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised restaurant revenues and are indicative of the financial health of our franchisee base. Unless otherwise stated, comparable sales growth, average restaurant sales and sales growth are presented on a systemwide basis.

Comparable Sales

Comparable sales is a key performance indicator used within the retail industry and is indicative of the success of our initiatives as well as local economic, competitive and consumer trends. Comparable sales are driven by changes in traffic and average check, which is affected by changes in pricing and product mix. Increases or decreases in comparable sales represent the percent change in sales from the prior year for all restaurants in operation for at least thirteen months, including those temporarily closed. Some of the reasons restaurants may close temporarily include reimaging or remodeling, rebuilding, road construction and natural disasters. With respect to restaurants where there are changes in ownership, primarily changes from being franchised restaurants to becoming Company-operated restaurants, all previous months’ sales are reclassified according to the new ownership category when reporting comparable sales. As a result, there will be discrepancies between the sales figures used to calculate comparable sales and our results of operations. We report on a calendar basis, and therefore the comparability of the same month, quarter and year with the corresponding period of the prior year is impacted by the mix of days. The number of weekdays, weekend days and timing of holidays in a period can impact comparable sales positively or negatively. We refer to these impacts as calendar shift/trading day adjustments. These impacts vary geographically due to consumer spending patterns and have the greatest effect on monthly comparable sales while annual impacts are typically minimal.

We calculate and analyze comparable sales and average check in our divisions and systemwide on a constant currency basis, which means they are calculated using the same exchange rate in the applicable division or systemwide, as applicable, over the periods under comparison to remove the effects of currency fluctuations from the analysis. We believe these constant currency measures provide a more meaningful analysis of our business by identifying the underlying business trend, without distortion from the effect of foreign currency fluctuations.

Company-operated comparable sales growth refers to comparable sales growth for Company-operated restaurants and franchised comparable sales growth refers to comparable sales growth for franchised restaurants. We believe comparable sales growth is a key indicator of our performance, as influenced by our strategic initiatives and those of our competitors.

Average Restaurant Sales

Average restaurant sales, or ARS, is an important measure of the financial performance of our systemwide restaurants and changes in the overall direction and trends of sales. ARS is calculated by dividing the sales for the relevant period by the arithmetic mean of the number of restaurants at the beginning and end of such period. ARS is influenced mostly by comparable sales performance and restaurant openings and closures. As ARS is provided in nominal terms, it is affected by movements in foreign currency exchange rates.

Sales Growth

Sales growth refers to the change in sales by all restaurants, whether operated by us or by franchisees, from one period to another. We present sales growth both in nominal terms and on a constant currency basis, which means the latter is calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from the analysis.

Foreign Currency Translation

The financial statements of our foreign operating subsidiaries are translated in accordance with guidance in ASC Topic 830, Foreign Currency Matters. See Note 3 to our consolidated financial statements. Except for our Venezuelan operations as from January 1, 2010, the functional currencies of our foreign operating subsidiaries are the local currencies of the countries in which we conduct our operations. Therefore, the assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rates as of the balance sheet date, and revenues and expenses are translated at the average exchange rates prevailing during the period. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. We record foreign currency exchange results related to monetary assets and liabilities denominated in currencies other than our functional currencies in our consolidated income statement.

Effective January 1, 2010, Venezuela is considered to be highly inflationary. Under U.S. GAAP, an economy is considered to be highly inflationary when its three-year cumulative rate of inflation meets or exceeds 100%. Under the highly inflationary basis of accounting, the financial statements of our Venezuelan subsidiaries are remeasured as if their functional currency were our reporting currency (U.S. dollars), with remeasurement gains and losses recognized in earnings, rather than in the cumulative translation adjustment component of other comprehensive loss within shareholders’ equity.

Factors Affecting Comparability of Results

Seasonality

Our sales and revenues are generally greater in the second half of the year than in the first half. Although the impact on our results of operations is relatively small, this impact is due to increased consumption of our products during the winter and summer holiday seasons, affecting July and December, respectively.

Impact of Venezuelan Currency Controls and Related Accounting Changes on Our Results of Operations

We have operations in Venezuela, including 140 restaurants as of December 31, 2011, which represented 7.6%, 12.7%, 23.1% and 10.0% of our total revenues, operating income, net income and Adjusted EBITDA, respectively, for 2011; 6.1%, 7.5%, 1.7% and 6.1% of our total revenues, operating income, net income and Adjusted EBITDA, respectively, for 2010; and 17.3%, 35.1%, 9.2% and 29.6% of our total revenues, operating income, net income and adjusted EBITDA, respectively for 2009. These decreases, when compared to 2009, are due in large part to Venezuelan currency controls and related accounting changes. As a result, our results of operations have been and may continue to be significantly impacted by operations in Venezuela. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Latin America and the Caribbean—We are subject to significant foreign currency exchange controls in certain countries in which we operate” and “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Latin America and the Caribbean—Exchange rate fluctuations against the U.S. dollar in the countries in which we operate could negatively affect our results of operations.”

The table below presents historical summarized financial and other information of our operations in Venezuela for each of the periods presented and also summarized financial and other information in constant currency for 2010, which means the results of operations for that period have been calculated using a constant exchange rate (2.15 bolívares fuertes per U.S. dollar, the exchange rate in effect prior to January 8, 2010) to remove the effects of currency fluctuations in 2010 from the trend analysis. We believe this presentation using constant currency provides a more meaningful analysis of our results of operations for Venezuela in 2010 by identifying the underlying business trends as compared to previous years, without distortion from the effect of foreign currency translation and remeasurement for financial reporting purposes. See Note 21 to our consolidated financial statements for information regarding the translation and remeasurement of the results of our Venezuelan operations, which affects the comparability of our results of operations during the years presented herein.

	For the Years Ended December 31,
	2010	2011	2010	2009		2008		2007(1)
	(in constant currency)	(in nominal terms)
Income statement data:
Total revenues	$498,478	$278,639	$184,657	$460,160		$393,845		$126,020
Operating income	39,258	31,789	15,385	72,496		90,886		26,577
Foreign currency exchange results	(2,043)	(1,486)	26	(52,533	)(2)	(28,482	)(2)	(15,059	)(2)
Net income attributable to Arcos Dorados Holdings Inc.	1,651	26,664	1,781	7,325		24,897		284
Other Data:
Adjusted EBITDA(3)	46,707	33,884	18,169	78,915		97,206		29,134

(1)	Data for the year ended December 31, 2007 includes only five months of operations, beginning August 3, 2007, the date on which we commenced operations in the Territories.

(2)
These losses were mainly due to the difference between the foreign currency exchange rate at which we purchased U.S. dollars in Venezuela and the official foreign currency exchange rate used for financial statement reporting purposes.

(3)
Adjusted EBITDA is a measure of our performance that is reviewed by our management. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies. For our definition of Adjusted EBITDA, see “Presentation of Financial and Other Information—Other Financial Measures.”

The table below shows the reconciliation between net income and Adjusted EBITDA:

	For the Years Ended December 31,
Venezuela Adjusted EBITDA Reconciliation	2011	2010	2009	2008	2007
	(in thousands of U.S. dollars)
Net income attributable to Arcos Dorados Holdings Inc.	$26,664	$1,781	$7,325	$24,897	$284
Plus (Less):
Net interest expense	1,468	2,318	2,046	2,292	2,773
Foreign currency exchange results	1,486	(26)	52,533	28,482	15,059
Other non-operating expenses (income), net	9	(4,132)	1	(11)	—
Income tax expense	2,162	15,444	10,591	35,226	8,461
Operating income	31,789	15,385	72,496	90,886	26,577
Plus (Less):
Items excluded from computation that affect operating income:
Depreciation and amortization	3,841	3,562	8,713	6,322	2,556
Gains from sale of property and equipment	(1,746)	(778)	(6,245)	—	—
Write-offs of property and equipment	—	—	3,951	(2)	1
Adjusted EBITDA	33,884	18,169	78,915	97,206	29,134

Accounting Changes Relating to Our Venezuelan Operations

There are currency restrictions in place in Venezuela that limit our ability to repatriate bolívares fuertes held in Venezuela. These funds remain freely available for use in Venezuela. In Venezuela, the official bolívar fuerte-U.S. dollar exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance, and the acquisition of foreign currency at the official exchange rate by Venezuelan companies to pay foreign debt or dividends is subject to registration with and approval by the relevant Venezuelan authorities. See “Item 3. Key Information—Exchange Rates and Exchange Controls—Venezuela.”

As a consequence of the currency controls described above, effective December 31, 2009, we changed our accounting treatment for Venezuela regarding the exchange rate used for purposes of translation. In accordance with ASC Topic 830, we use the exchange rate applicable for purposes of dividend remittances to translate foreign currency financial statements, except when unusual circumstances exist. Prior to December 31, 2009, we had concluded that the existence of the parallel market in Venezuela did not constitute unusual circumstances which justified the use of an exchange rate other than the official exchange rate for purposes of foreign currency translation. Therefore, the official exchange rate of 2.15 bolívares fuertes per U.S. dollar was used to translate the operations of our Venezuelan subsidiaries for 2009, 2008 and 2007. As conditions in Venezuela changed during 2009, we reassessed the appropriateness of use of the official exchange rate for translation purposes. As a result, effective December 31, 2009, we changed the translation rate from the official exchange rate of 2.15 bolívares fuertes per U.S. dollar at December 31, 2009 to the parallel market exchange rate of 5.97 bolívares fuertes per U.S. dollar. This change resulted in a $76.4 million charge recorded in the cumulative translation adjustment component of other comprehensive income within shareholders’ equity.

In addition, effective January 1, 2010, Venezuela is considered to be highly inflationary, and as such, the financial statements of our Venezuelan subsidiaries are remeasured as if their functional currency were the reporting currency (U.S. dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of other comprehensive income within shareholders’ equity. In 2010, since we had access to and used the parallel exchange market to acquire U.S. dollars, we used the parallel market exchange rate to measure transactions denominated in local currency and convert them to the U.S. dollar functional currency during the period from January 1, 2010 through May 31, 2010 at an average exchange rate of 6.96 bolívares fuertes per U.S. dollar. The last available quotation of the parallel market rate before the system was cancelled was 8.10 bolívares fuertes per U.S. dollar. Effective June 1, 2010 the Company started to use the exchange rate of 5.30 bolívares fuertes per U.S. dollar to measure transactions denominated in local currency.

Critical Accounting Policies and Estimates

This management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as related disclosures. On an ongoing basis, we evaluate our estimates and judgments based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions.

We consider an accounting estimate to be critical if:

•
the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•	the impact of the estimates and assumptions on our financial condition or operating performance is material.

We believe that of our significant accounting policies, the following encompass a higher degree of judgment and/or complexity:

Depreciation of Property and Equipment

Accounting for property and equipment involves the use of estimates for determining the useful lives of the assets over which they are to be depreciated. We believe that the estimates we make to determine an asset’s useful life are critical accounting estimates because they require our management to make estimates about technological evolution and competitive uses of assets. We depreciate property and equipment on a straight-line basis over their useful lives based on management’s estimates of the period over which these assets will generate revenue (not to exceed the lease term plus renewal options for leased property). The useful lives are estimated based on historical experience with similar assets, taking into account anticipated technological or other changes. We periodically review these lives relative to physical factors, economic considerations and industry trends. If there are changes in the planned use of property and equipment, or if technological changes occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense or write-offs in future periods. No significant changes to useful lives have been recorded in the past. A significant change in the facts and circumstances that we relied upon in making our estimates may have a material impact on our operating results and financial condition.

Impairment of Long-Lived Assets and Goodwill

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We review goodwill for impairment annually in the fourth quarter. In assessing the recoverability of our long-lived assets and goodwill, we consider changes in economic conditions and make assumptions regarding, among other factors, estimated future cash flows by market and by restaurant, discount rates by country and the fair value of the assets. Estimates of future cash flows are highly subjective judgments based on our experience and knowledge of our operations. These estimates can be significantly impacted by many factors, including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends. A key assumption impacting estimated future cash flows is the estimated change in comparable sales.

In the fourth quarter of 2011 and 2010, we assessed all markets for impairment indicators and performed the impairment testing of our long-lived assets in Mexico, Puerto Rico and Peru considering the operating losses we incurred in recent periods in these markets (an indicator of potential impairment). As a result of these analyses, no impairments were recorded for our operations in Peru since the estimates of undiscounted future cash flows for each restaurant in this market or the fair market value exceeded its carrying value. However, we did record impairment charges associated with certain restaurants in Mexico and Puerto Rico with undiscounted future cash flows insufficient to recover their carrying value. The impairment charges were measured by the excess of the carrying amount of each restaurant over its fair value. The impairment charges amounted to $1.7 million and $4.7 million in 2011 and 2010, respectively. No impairments of long-lived assets were recognized in 2009.

In the fourth quarter of each year, we also performed the impairment testing of our goodwill. As a result of these analyses, in 2011 we recorded an impairment charge of the full amount of goodwill that had been generated in the acquisition of restaurants in St. Croix amounting to $2.1 million. No impairments of goodwill were recognized in 2010 and 2009.

If our estimates or underlying assumptions change in the future, we may be required to record additional impairment charges.

Share-Based Compensation

We have share-based compensation plans outstanding pursuant to which we granted liability awards to certain employees under a long-term incentive plan. The accrued liability is remeasured at the end of each reporting period until settlement. Effective December 31, 2010, we changed the method of measuring our liability awards from the intrinsic value method to a fair value method using the Black-Scholes model. At December 31, 2010, we considered the estimated initial public offering price per class A share ($16.50) in determining the fair value of the awards because in 2011 our Board of Directors decided that on a going forward basis the fair value would be based on that price instead of the formulas that had previously been used to value such awards. Beginning on April 14, 2011, the date of our initial public offering, we have considered the quoted market price per class A share in determining the fair value of the awards.

Accounting for our share-based compensation plans involves the use of estimates for determining: (a) the number of units that will vest based on the estimated completion of the requisite service period, and (b) the assumptions required by the closed-form pricing model (expected volatility, dividend yield, risk-free interest rate and expected term). All of these assumptions significantly impact the estimated fair value of the awards. We use historical data and estimates to determine these assumptions, and if these assumptions and/or the stock price change significantly in the future, our operating results and financial condition could be significantly impacted. See Note 16 to our consolidated financial statements.

In March 2011, we adopted our Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of our business through an annual award program. The 2011 Plan permits grants of awards relating to our class A shares, including awards in the form of share (also referred to as stock) options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by our Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 5,238,235 class A shares, equal to 2.5% of our total outstanding class A and class B shares immediately following our initial public offering on April 14, 2011.

We made the annual grants for 2011 to certain of our executive officers and other employees on April 14, 2011, the first trading day of our class A shares on the NYSE. The grants included 231,455 restricted share units and 833,388 stock options that will vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. In addition, on April 14, 2011, we granted special awards to certain of our executive officers and other employees in connection with our initial public offering. The special grant included 782,137 restricted share units and 1,046,459 stock options that will vest one-third on each of the second, third and fourth anniversaries of the grant date. With respect to all of the grants made on April 14, 2011, each stock option represents the right to acquire one class A share at a strike price of $21.20 (the closing price on the date of grant), while each restricted share unit represents the right to receive one class A share, when vested. Restricted share units are measured at the grant-date fair value of our Class A shares as if these shares were vested and issued on the grant date. Stock options are accounted for at their grant-date fair value. Fair value of stock options is calculated using the Black-Scholes option pricing model. This calculation is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables (expected volatility, dividend yield, risk-free interest rate and expected term). See Note 16 to our consolidated financial statements.

Accounting for Income Taxes

We record a valuation allowance to reduce the carrying value of deferred tax assets if it is more likely than not that some portion or all of our deferred assets will not be realized. Our valuation allowance as of December 31,  2011 and 2010 amounted to $223.8 million and $220.2 million, respectively. We have considered future taxable income and ongoing prudent and feasible tax strategies in assessing the need for the valuation allowance. This assessment is carried out on the basis of internal projections, which are updated to reflect our most recent operating trends, such as expiration date for tax losses carryforward. Because of the imprecision inherent in any forward-looking data, the further into the future our estimates cover, the less objectively verifiable they become. Therefore, we apply judgment to define the period of time to include projected future income to support the future realization of the tax benefit of an existing deductible temporary difference or carryforward and whether there is sufficient evidence to support the projections at a more-likely-than-not level for this period of time. Determining whether a valuation allowance for deferred tax assets is necessary often requires an extensive analysis of positive (e.g., a history of accurately projecting income) and negative evidence (e.g., historic operating losses) regarding realization of the deferred tax assets and inherent in that, an assessment of the likelihood of sufficient future taxable income. During 2011, 2010 and 2009, we recognized a gain for the change in the valuation allowance amounting to $21.0 million, $91.4 million and $30.0 million, respectively, due to improvements in projected taxable income and a relative increase of positive evidence as compared to negative evidence due to the reversal of trends of historic operating losses in some markets. If these estimates and assumptions change in the future, we may be required to adjust the valuation allowance. This could result in a charge to, or an increase in, income in the period this determination is made.

Provision for Contingencies

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. Accounting for contingencies involves the use of estimates for determining the probability of each contingency and the estimated amount to settle the obligation, including related costs. We accrue liabilities when it is probable that future costs will be incurred and the costs can be reasonably estimated. The accruals are based on all the information available at the issuance date of the financial statements, including our estimates of the outcomes of these matters and our lawyers’ experience in contesting, litigating and settling familiar matters. If we are unable to reliably measure the obligation, no provision is recorded and information is then presented in the notes to our consolidated financial statements. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.

Results of Operations

We have based the following discussion on our consolidated financial statements. You should read it along with these financial statements, and it is qualified in its entirety by reference to them.

In a number of places in this annual report, in order to analyze changes in our business from period to period, we present our results of operations and financial condition on a constant currency basis, which isolates the effects of foreign exchange rates on our results of operations and financial condition. In particular, we have isolated the effects of appreciation and depreciation of local currencies in the Territories against the U.S. dollar because we believe that doing so is useful in understanding the development of our business. For these purposes, we eliminate the effect of movements in the exchange rates by converting the balances for both periods being compared from their local currencies to the U.S. dollar using the same exchange rate.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Set forth below are our results of operations for the years ended December 31, 2011 and 2010.
	For the Years Ended December 31,
	2011	2010	% Increase (Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$3,504,128	$2,894,466	21.1%
Revenues from franchised restaurants	153,521	123,652	24.2
Total revenues	3,657,649	3,018,118	21.2
Company-operated restaurant expenses:
Food and paper	(1,216,141)	(1,023,464)	18.8
Payroll and employee benefits	(701,278)	(569,084)	23.2
Occupancy and other operating expenses	(918,102)	(765,777)	19.9
Royalty fees	(170,400)	(140,973)	20.9
Franchised restaurants – occupancy expenses	(51,396)	(37,634)	36.6
General and administrative expenses	(334,914)	(254,165)	31.8
Other operating expenses, net	(14,665)	(22,464)	(34.7)
Total operating costs and expenses	(3,406,896)	(2,813,561)	21.1
Operating income	250,753	204,557	22.6
Net interest expense	(60,749)	(41,613)	46.0
Loss from derivative instruments	(9,237)	(32,809)	(71.8)
Foreign currency exchange results	(23,926)	3,237	(839.1)
Other non-operating income (expenses), net	3,562	(23,630)	115.1
Income before income taxes	160,403	109,742	46.2
Income tax expense	(44,603)	(3,450)	1,192.8
Net income	115,800	106,292	8.9
Less: Net income attributable to non-controlling interests	(271)	(271)	—
Net income attributable to Arcos Dorados Holdings Inc.	115,529	106,021	9.0

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2011 and 2010.

Systemwide Restaurants	For the Years Ended December 31,
	2011	2010
Systemwide restaurants at beginning of period	1,755	1,680
Restaurant openings	101	85
Restaurant closings	(16)	(10)
Systemwide restaurants at end of period	1,840	1,755

Company-operated Restaurants	For the Years Ended December 31,
	2011	2010
Company-operated restaurants at beginning of period	1,292	1,226
Restaurant openings	79	63
Restaurant closings	(15)	(9)
Net conversions of franchised restaurants to Company-operated restaurants	2	12
Company-operated restaurants at end of period	1,358	1,292

Franchised Restaurants	For the Years Ended December 31,
	2011	2010
Franchised restaurants at beginning of period	463	454
Restaurant openings	22	22
Restaurant closings	(1)	(1)
Net conversions of franchised restaurants to Company-operated restaurants	(2)	(12)
Franchised restaurants at end of period	482	463

Key Business Measures

We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth. Unless otherwise stated, comparable sales growth, average restaurant sales and sales growth are presented on a systemwide basis.

Comparable Sales
For the Year Ended December 31, 2011
Arcos Dorados
Systemwide comparable sales growth	13.7%
Company-operated comparable sales growth	13.4
Franchised comparable sales growth	14.5

Systemwide Comparable Sales Growth by Division
Brazil	9.3%
Caribbean division	(0.6)
NOLAD	8.5
SLAD	29.6

Company-operated Comparable Sales Growth by Division
Brazil	8.5%
Caribbean division	(0.6)
NOLAD	8.4
SLAD	28.1

For the Year Ended December 31, 2011
Franchised Comparable Sales Growth by Division
Brazil	11.5%
Caribbean division	(0.6)
NOLAD	8.8
SLAD	36.1

Our comparable sales growth on a systemwide basis in 2011 was mainly driven by the increase in average check, which represented 81.9% of the increase in comparable sales. Average check growth resulted primarily from price increases in line with or above inflation in our major markets and a shift in product mix in NOLAD. An increase in traffic caused 18.1% of the increase in comparable sales and was mainly driven by the increase in private consumption in the region coupled with our successful value menu program.

Average Restaurant Sales

	For the Years Ended December 31,
	2011	2010
	(in thousands of U.S. dollars)
Systemwide average restaurant sales	$2,648	$2,288
Company-operated average restaurant sales	2,645	2,299
Franchised average restaurant sales	2,658	2,257

Our ARS improved in 2011 because of comparable sales growth of 13.7% and the appreciation of most currencies in the Territories against the U.S. dollar.

Sales Growth

	For the Year Ended December 31, 2011
	(in nominal terms)	(in constant currency)
Brazil	19.2%	13.6%
Caribbean division	1.4	0.2
NOLAD	14.9	12.8
SLAD	34.5	32.8
Total Systemwide Sales Growth	21.1	17.3

In nominal terms, sales growth increased during 2011 due to comparable sales growth of 13.7%, the positive impact of the appreciation of most currencies in the Territories against the U.S. dollar and the net addition of 160 restaurants systemwide since January 1, 2010. We had 1,358 Company-operated restaurants and 482 franchised restaurants as of December 31, 2011, compared to 1,292 Company-operated restaurants and 463 franchised restaurants as of December 31, 2010.

Revenues

	For the Years Ended December 31,
	2011	2010	% Increase (Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated Restaurants
Brazil	$1,811,390	$1,531,386	18.3%
Caribbean division	254,251	248,470	2.3
NOLAD	336,004	287,920	16.7
SLAD	1,102,483	826,690	33.4
Total	3,504,128	2,894,466	21.1

	For the Years Ended December 31,
	2011	2010	% Increase (Decrease)
	(in thousands of U.S. dollars)
Revenues from Franchised Restaurants
Brazil	$79,434	$64,185	23.8%
Caribbean division	13,450	12,147	10.7
NOLAD.	19,261	17,097	12.7
SLAD	41,376	30,223	36.9
Total	153,521	123,652	24.2
Total Revenues
Brazil	$1,890,824	$1,595,571	18.5%
Caribbean division	267,701	260,617	2.7
NOLAD	355,265	305,017	16.5
SLAD	1,143,859	856,913	33.5
Total	3,657,649	3,018,118	21.2

Sales by Company-operated Restaurants

Total sales by Company-operated restaurants increased by $609.7 million, or 21.1%, from $2,894.5 million in 2010 to $3,504.1 million in 2011. The 13.4% growth in comparable sales, 81.9% of which resulted from a higher average check and the rest of which resulted from increased traffic, caused sales to increase by $386.3 million. In addition, sales by Company-operated restaurants increased by $121.1 million as a result of 118 net restaurant openings and the conversion of 14 franchised restaurants into Company-operated restaurants since January 1, 2010, and by $102.3 million as a result of the appreciation of most currencies in the Territories against the U.S. dollar.

In Brazil, sales by Company-operated restaurants increased by $280.0 million, or 18.3%, to $1,811.4 million. The main causes of this growth were the 8.5% growth in comparable sales and the appreciation of the real against the U.S. dollar, which represented $129.3 million and $85.6 million of the increase, respectively. Average check growth represented 89.1% of comparable sales growth and the rest resulted from increased traffic. Average check growth resulted primarily from price increases above inflation during the twelve months ended December 31, 2011, while the increase in traffic was primarily driven by our Big Pleasures, Small Prices value menu program. Fifty-five net restaurant openings and the conversion of one franchised restaurant into a Company-operated restaurant since January 1, 2010 contributed $65.1 million to the increase in sales in Brazil.

In the Caribbean division, sales by Company-operated restaurants increased by $5.8 million, or 2.3%, to $254.3 million. The main driver of this growth was the appreciation of the European euro, which is the local currency in several of our Territories in the Caribbean, against the U.S. dollar, which caused sales to increase by $4.2 million. The opening of three Company-operated restaurants contributed $3.0 million to the increase in sales. This was partially offset by a $1.4 million decrease due to 0.6% lower comparable sales. A decrease in the average check due to changes in product mix and lower traffic were the drivers of negative comparable sales growth.

In NOLAD, sales by Company-operated restaurants increased by $48.1 million, or 16.7%, to $336.0 million. This growth was mainly explained by comparable sales growth of 8.4%, which caused sales to increase by $23.9 million. Average check growth, which represented 76.9% of comparable sales increase, resulted primarily from changes in product mix in Mexico, Costa Rica and Panama. In addition, 18 net restaurant openings and the conversion of seven franchised restaurants into Company-operated restaurants since January 1, 2010 resulted in a sales increase of $17.4 million. On top of that, the appreciation of local currencies in Mexico and Costa Rica contributed $6.9 million to the increase in sales.

In SLAD, sales by Company-operated restaurants increased by $275.8 million, or 33.4%, to $1,102.5 million. The 28.1% growth in comparable sales, 81.3% of which resulted from a higher average check and the rest of which resulted from increased traffic, caused sales to increase by $234.6 million. The average check increased due to price increases in line with or above inflation, mainly in Venezuela, Argentina and Colombia. Traffic growth was primarily driven by the successful performance of premium sandwiches like the CBO (chicken, bacon and onion) in Argentina, bone-in-chicken in Peru and the Angus burger in several markets, coupled with an aggressive marketing strategy in Colombia. In addition, the opening of 42 Company-operated restaurants and the conversion of six franchised restaurants into Company-operated restaurants since January 1, 2010 resulted in sales increase of $35.6 million. On top of that, the appreciation of most currencies in the region against the U.S. dollar contributed $5.6 million to the increase in sales.

Revenues from Franchised Restaurants

Our total revenues from franchised restaurants increased by $29.9 million, or 24.2%, from $123.7 million in 2010 to $153.5 million in 2011. The main contributors to this increase were comparable sales growth of 14.5% and the appreciation of most currencies in the Territories against the U.S. dollar, which resulted in an increase in revenues of $19.2 million and $6.1 million, respectively. In addition, the net opening of 42 franchised restaurants since January 1, 2010, which was partially offset by the conversion of 14 franchised restaurants into Company-operated restaurants during the same period, caused revenues from franchised restaurants to increase $2.5 million. Increased rental income, as most of our franchise agreements provide for rent increases when sales increase, resulted in higher revenues from franchised restaurants of $2.1 million. In 2011 and 2010, 73% and 27% of revenues from franchised restaurants were earned on the basis of a percentage of sales and on a flat fee basis, respectively.

In Brazil, revenues from franchised restaurants increased by $15.2 million, or 23.8%, to $79.4 million primarily as a result of comparable sales growth of 11.5% and the appreciation of the real against the U.S. dollar, which explained $7.3 million and $3.8 million of the increase, respectively. In addition, 29 net franchised restaurant openings, which were partly offset by the conversion of one franchised restaurant into a Company-operated restaurant, since January 1, 2010, contributed $3.0 million of the increase. Increased rental income resulted in increased revenues from franchised restaurants of $1.2 million.

In the Caribbean division, revenues from franchised restaurants increased by $1.3 million, or 10.7%, to $13.5 million. This increase is mainly explained by a retroactive rent adjustment.

In NOLAD, revenues from franchised restaurants increased by $2.2 million, or 12.7%, to $19.3 million. This growth was a result of the 8.8% increase in comparable sales and 10 net franchised restaurant openings, partially offset by the conversion of 7 franchised restaurants into Company-operated restaurants, since January 1, 2010, which caused revenues from franchised restaurants to increase $1.5 million and $0.2 million, respectively. In addition, the appreciation of the Mexican peso against the U.S. dollar and an increase in rental income contributed $0.2 million and $0.3 million of the increase, respectively.

In SLAD, revenues from franchised restaurants increased by $11.2 million, or 36.9%, to $41.4 million. This growth resulted from a comparable sales growth of 36.1% and the appreciation of most currencies in the region against the U.S. dollar, which explained $10.5 million and $2.1 million of the increase, respectively. Revenues were negatively impacted by the conversion of six franchised restaurants into Company-operated restaurants, partly offset by four franchised restaurant openings since January 1, 2010 and lower rental income, which represented a decrease in revenues of $0.7 million and $0.7 million, respectively.

Operating Costs and Expenses

Food and Paper

Our total food and paper costs increased by $192.7 million, or 18.8%, to $1,216.1 million in 2011, as compared to 2010. As a percentage of our total sales by Company-operated restaurants, food and paper costs decreased 0.7 percentage points to 34.7% because we were able to increase prices at a higher rate than that at which our food and paper costs increased, despite pressure on commodity prices. In addition, the appreciation of most currencies in the Territories against the U.S. dollar helped to contain food and paper costs as a percentage of total sales by Company-operated restaurants, as approximately 25% of our food and paper raw materials (excluding toys) and 100% of our Happy Meal toys are imported and paid for in U.S. dollars while our revenues are generated in local currencies.

In Brazil, food and paper costs increased by $69.0 million, or 13.6%, to $575.5 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased 1.3 percentage points to 31.8%, primarily as a result of the appreciation of the Brazilian real against the U.S. dollar and our ability to increase prices at a higher rate than that at which our food and paper costs increased.

In the Caribbean division, food and paper costs increased by $5.0 million, or 6.1%, to $86.4 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased 1.2 percentage points to 34.0% mainly as a consequence of the increased weight of promotional items within the product mix, and cost increases higher than the increase in our average check in Puerto Rico.

In NOLAD, food and paper costs increased by $21.5 million, or 17.9%, to $141.6 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased 0.4 percentage points to 42.1%, resulting primarily from cost increases higher than the increase in the average check in Mexico and Costa Rica.

In SLAD, food and paper costs increased by $99.9 million, or 32.0%, to $412.5 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased 0.4 percentage points to 37.4%, mostly as a result of cost increases lower than the increase in the average check in Argentina and Venezuela.

Payroll and Employee Benefits

Our total payroll and employee benefits costs increased by $132.2 million, or 23.2%, to $701.3 million in 2011, as compared to 2010. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs increased 0.4 percentage points to 20.0%. This increase is mostly attributable to wage increases that outpaced our sales growth in several markets, which offset an increased operational efficiency. Wages increased mostly due to government-mandated minimum wage increases in our major Territories.

In Brazil, payroll and employee benefits costs increased by $65.7 million, or 22.7%, to $355.4 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 0.7 percentage points to 19.6% because we increased both the hourly rate for our night crew to improve staffing levels during that shift and the number of crew employees who are being trained in preparation for the expansion plans we have in that market. In addition, government-mandated minimum wage increases contributed to the increase in payroll and employee benefits expenses. These factors were partially offset by increased operational efficiency.

In the Caribbean division, payroll and employee benefits costs increased by $4.1 million, or 6.0%, to $71.8 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 1.0 percentage points to 28.2% due to an increase in the minimum wage due to a general collective agreement in Guadaloupe and Martinique and because salaries increased more than our average check in Puerto Rico.

In NOLAD, payroll and employee benefits costs increased by $7.4 million, or 16.1%, to $53.5 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased 0.1 percentage points to 15.9% due to operational efficiencies and the average check increasing at a higher rate than wages in Mexico.

In SLAD, payroll and employee benefits costs increased by $55.0 million, or 33.2%, to $220.6 million, in line with the increase in sales. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits remained unchanged at 20.0% when compared to 2010.

Occupancy and Other Operating Expenses

Our total occupancy and other operating expenses increased by $152.3 million, or 19.9%, to $918.1 million in 2011, as compared to 2010. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses decreased 0.3 percentage points to 26.2% mainly because sales volumes increased while a portion of these expenses are fixed.

In Brazil, occupancy and other operating expenses increased by $71.4 million, or 16.9%, to $493.0 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased 0.3 percentage points to 27.2% mainly because sales volumes increased while a portion of these expenses are fixed.

In the Caribbean division, occupancy and other operating expenses increased by $9.1 million, or 14.5%, to $71.9 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 3.0 percentage points to 28.3% as a result of higher utility and maintenance expenses, mainly in Puerto Rico, and start-up costs derived from the opening of the first three restaurants in Trinidad and Tobago.

In NOLAD, occupancy and other operating expenses increased by $15.0 million, or 15.6%, to $111.2 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased 0.3 percentage points to 33.1% mainly as a consequence of lower advertising expenses and efficiencies in utility expenses in Mexico.

In SLAD, occupancy and other operating expenses increased by $66.3 million, or 31.3%, to $278.2 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased 0.4 percentage points to 25.2% due to efficiencies in utility and maintenance expenses in several of SLAD’s territories.

Royalty Fees

Our total royalty fees increased by $29.4 million, or 20.9%, to $170.4 million in 2011, as compared to 2010, in line with the increase in our sales by Company-operated restaurants.

In Brazil, royalty fees increased by $13.1 million, or 17.5%, to $88.2 million in 2011, as compared to 2010, in line with the increase in sales by Company-operated restaurants.

In the Caribbean division, royalty fees increased by $0.3 million, or 2.5%, to $12.5 million in 2011, as compared to 2010, in line with the increase in sales by Company-operated restaurants.

In NOLAD, royalty fees increased by $2.4 million, or 17.2%, to $16.2 million in 2011, as compared to 2010, in line with the increase in sales by Company-operated restaurants.

In SLAD, royalty fees increased by $13.6 million, or 34.2%, to $53.5 million in 2011, as compared to 2010, in line with the increase in sales by Company-operated restaurants.

Franchised Restaurants—Occupancy Expenses

Occupancy expenses from franchised restaurants increased by $13.8 million, or 36.6%, to $51.4 million in 2011, as compared to 2010, primarily due higher depreciation expense as well as higher rent expenses for leased properties as a consequence of the increase in sales generated by franchised restaurants. In addition, in 2011, we recorded an allowance for doubtful accounts in Puerto Rico.

In Brazil, occupancy expenses from franchised restaurants increased by $4.4 million, or 18.1%, to $28.5 million in 2011, as compared to 2010, primarily due to increased rent expenses for leased properties as a consequence of the increase in sales from franchised restaurants.

In the Caribbean division, occupancy expenses from franchised restaurants increased by $1.7 million, or 47.9%, to $5.1 million in 2011, as compared to 2010. This is mainly explained by the abovementioned allowance for doubtful accounts in Puerto Rico.

In NOLAD, occupancy expenses from franchised restaurants increased by $0.7 million, or 7.1%, to $10.7 million in 2011, as compared to 2010, primarily from increased rent expenses for leased properties as a consequence of the increase in sales from franchised restaurants.

In SLAD, occupancy expenses from franchised restaurants increased by $2.8 million, or 37.3%, to $10.4 million in 2011, as compared to 2010. This resulted from increased rent expenses for leased properties as a consequence of the increase in sales from franchised restaurants.

Set forth below are the margins for our franchised restaurants in 2011, as compared to 2010. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Years Ended December 31,
	2011	2010
Brazil	64.2%	62.4%
Caribbean Division	61.7	71.4
NOLAD	44.3	41.4
SLAD	74.8	74.9
Total	66.5	69.6

General and Administrative Expenses

General and administrative expenses increased by $80.7 million, or 31.8%, to $334.9 million in 2011, as compared to 2010. This increase was a consequence of higher travel and professional services expenses due to our ongoing systems integration and shared service center implementation throughout the region and higher payroll expenses as a result of higher stock-based compensation expenses, salary increases and the hiring of employees to fill new positions in expectation of continued growth.

In Brazil, general and administrative expenses increased by $22.7 million, or 30.4%, to $97.6 million in 2011, as compared to 2010. This increase resulted primarily from higher travel and professional services related to tax savings projects and higher payroll costs as a result of salary increases and the hiring of employees to fill new positions, most of which related to our expansion plan in that market. In addition, the appreciation of the real against the U.S. dollar contributed to the increase.

In the Caribbean division, general and administrative expenses increased by $1.7 million, or 8.3%, to $22.5 million in 2011, as compared to 2010. This increase was mostly due to higher travel expenses as a consequence of the initiation of operations in Trinidad and Tobago. In addition, the appreciation of the European euro against the U.S. dollar in the French West Indies resulted in higher expenses.

In NOLAD, general and administrative expenses increased by $1.6 million, or 5.9%, to $28.0 million in 2011, as compared to 2010. This increase was mostly due to higher travel expenses and higher payroll costs as a result of salary increases. In addition, the appreciation of the local currencies in Mexico and Costa Rica contributed to the increase.

In SLAD, general and administrative expenses increased by $14.3 million, or 26.5%, to $68.3 million in 2011, as compared to 2010, primarily as a result of higher payroll and travel expenses, mainly in Argentina and Venezuela, countries that have inflation levels above those of the rest of the countries in the region coupled with the devaluation of currencies well below inflation levels; hirings, mainly in Colombia due to our expansion plan in that market; and higher variable compensation accrual due to better results. Lastly, the appreciation of some local currencies in the region against the U.S. dollar also contributed to the increase.

General and administrative expenses for Corporate and others increased by $40.4 million, or 51.7%, to $118.6 million in 2011, as compared to 2010. This increase was mostly due to higher payroll expenses and higher professional services expenses related to our ongoing systems integration and shared service center implementation throughout the region, higher payroll expenses due to the hiring of employees, salary increases linked to Argentina’s inflation, as our corporate headquarters are located in Argentina, and stock-based compensation expenses.

Other Operating Expenses, Net

Other operating expenses, net decreased by $7.8 million, to $14.7 million in 2011, as compared to 2010. This decrease was primarily attributable to a lower compensation expense related to the award right granted to our CEO amounting to $14.2 million, partially offset by a higher net charge for contingencies amounting to $7.0 million. In 2011, there was an increase in the provision for contingencies of U.S.$12.4 million driven by a modification in the interpretation of the fiscal authorities regarding taxes impacting royalty payments in Brazil (CIDE) as from January 1, 2011, on an ongoing basis.

Operating Income

	For the Years Ended December 31,
	2011	2010	% Increase (Decrease)
	(in thousands of U.S. dollars)
Brazil	$246,926	$208,102	18.7%
Caribbean division	(5,244)	11,189	(146.9)
NOLAD	(8,709)	(16,718)	47.9
SLAD	99,813	66,288	50.6
Corporate and others and purchase price allocation	(82,033)	(64,304)	(27.6)
Total	250,753	204,557	22.6

Operating income increased by $46.2 million, or 22.6%, to $250.8 million in 2011, as compared to 2010.

Net Interest Expense

Net interest expense increased by $19.1 million, or 46.0%, to $60.7 million in 2011, as compared to 2010, mainly due to the losses incurred in 2011 in connection with the partial redemption of the 2019 notes totaling $13.9 million, and the net increase in our long-term debt as a result of the issuance of the 2016 notes, which resulted in higher net interest expenses of $5.4 million.

Loss from Derivative Instruments

Loss from derivative instruments decreased by $23.6 million, or 71.8%, to $9.2 million in 2011, as compared to 2010, primarily due to the unwinding of most of our cross-currency swaps in July 2011.

Foreign Currency Exchange Results

Foreign currency exchange results decreased by $27.2 million, to a $23.9 million loss in 2011, as compared to 2010. This was mainly a consequence of the depreciation of the Brazilian real against the U.S. dollar in 2011 when compared to an appreciation in 2010, which impacted foreign exchange results by $20.7 million. In 2011 and 2010, we incurred a foreign exchange loss of $7.9 million and a foreign exchange gain of $3.3 million, respectively, as a result of an intercompany debt in Brazil denominated in U.S. dollars. In addition, in 2011 we incurred a foreign exchange net loss amounting to $9.3 million as a result of an intercompany receivable denominated in Brazilian reais held by our subsidiary, Arcos Dorados B.V., partially offset by the 2016 notes issued in July 2011. Foreign exchange results were also impacted by changes in exchange rates in other countries of $6.5 million.

Other Non-Operating Income (Expenses), Net

Other non-operating income (expenses), net improved by $ 27.2 million to a $3.6 million gain in 2011, as compared to 2010, primarily because in 2010 we incurred a loss of $22.5 million due to an agreement reached with McDonald’s Corporation in connection with the indemnification of certain disputes with Brazilian tax authorities that were included in an amnesty program, and also because in 2011 we recorded a $7.6 million gain as a result of the monetary actualization of certain tax credits in Brazil.

Income Tax Expense

Income tax expense increased by $41.2 million, from $3.5 million in 2010 to $44.6 million in 2011. Our consolidated effective tax rate increased by 24.7 percentage points to 27.8% in 2011, as compared to 2010, as a result of a lower reversal of the valuation allowance related to our deferred tax assets in 2011 when compared to 2010, partially offset by (i) the deduction of goodwill in Brazil in 2011 as a result of the reorganization completed in November 2010 and (ii) lower non-deductible expenses in 2011 when compared to 2010.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests for 2011 remained unchanged at $0.3 million when compared to 2010.

Net Income Attributable to Arcos Dorados Holdings Inc.

As a result of the foregoing, net income attributable to Arcos Dorados Holdings Inc. increased by $9.5 million, or 9.0%, to $115.5 million in 2011, as compared to 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Set forth below are our results of operations for the years ended December 31, 2010 and 2009. See “––Factors Affecting Comparability of Results––Impact of Venezuelan Currency Controls and Related Accounting Changes on Our Results of Operations.”

	For the Years Ended December 31
	2010	2009	% Increase (Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$2,894,466	$2,536,655	14.1%
Revenues from franchised restaurants	123,652	128,821	(4.0)
Total revenues	3,018,118	2,665,476	13.2

Company-operated restaurant expenses:
Food and paper	(1,023,464)	(929,718)	10.1
Payroll and employee benefits	(569,084)	(491,214)	15.9
Occupancy and other operating expenses	(765,777)	(667,438)	14.7
Royalty fees	(140,973)	(121,901)	15.6
Franchised restaurants – occupancy expenses	(37,634)	(42,327)	(11.1)
General and administrative expenses	(254,165)	(189,507)	34.1
Other operating expenses, net	(22,464)	(16,562)	35.6
Total operating costs and expenses	(2,813,561)	(2,458,667)	14.4
Operating income	204,557	206,809	(1.1)
Net interest expense	(41,613)	(52,473)	(20.7)
Loss from derivative instruments	(32,809)	(39,935)	(17.8)
Foreign currency exchange results	3,237	(14,098)	(123.0)
Other non-operating expenses, net	(23,630)	(1,240)	1,805.6
Income before income taxes	109,742	99,063	10.8
Income tax expense	(3,450)	(18,709)	(81.6)
Net income	106,292	80,354	32.3
Less: Net income attributable to non-controlling interests	(271)	(332)	(18.4)
Net income attributable to Arcos Dorados Holdings Inc.	106,021	80,022	32.5

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2010 and 2009.

Systemwide Restaurants	For the Years Ended December 31,
	2010	2009
Systemwide restaurants at beginning of period	1,680	1,640
Restaurant openings	85	58
Restaurant closings	(10)	(18)
Systemwide restaurants at end of period	1,755	1,680

Company-operated Restaurants	For the Years Ended December 31,
	2010	2009
Company-operated restaurants at beginning of period	1,226	1,155
Restaurant openings	63	44
Restaurant closings	(9)	(16)
Net conversions of franchised restaurants to Company-operated restaurants(1)	12	43
Company-operated restaurants at end of period	1,292	1,226

Franchised Restaurants	For the Years Ended December 31,
	2010	2009
Franchised restaurants at beginning of period	454	485
Restaurant openings	22	14
Restaurant closings	(1)	(2)
Net conversions of franchised restaurants to Company-operated restaurants(1)	(12)	(43)
Franchised restaurants at end of period	463	454

(1)   Includes three refranchisings of Company-operated restaurants in 2009.

Key Business Measures

We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth. Unless otherwise stated, comparable sales growth, average restaurant sales and sales growth are presented on a systemwide basis.

Comparable Sales

For the Year Ended December 31, 2010
Arcos Dorados
Systemwide comparable sales growth	14.9%
Company-operated comparable sales growth	14.9
Franchised comparable sales growth	14.9

Systemwide Comparable Sales Growth by Division
Brazil	17.5%
Caribbean division	4.7
NOLAD	9.1
SLAD	16.1

Company-operated Comparable Sales Growth by Division
Brazil	17.0%
Caribbean division	6.1
NOLAD	10.4
SLAD	15.7

Franchised Comparable Sales Growth by Division
Brazil	18.8%
Caribbean division	1.5
NOLAD	6.7
SLAD	17.2

Our comparable sales growth on a systemwide basis in 2010 was mainly driven by the increases in consumer spending caused by the improved macroeconomic conditions in almost all of the Territories as consumers sought out higher quality food and increased restaurant consumption. Average check growth caused 56% of the increase in comparable sales and resulted primarily from a shift in product mix in Brazil and price increases in line with or above inflation in most of the markets in SLAD. An increase in traffic caused 44% of the increase in comparable sales and was mainly driven by the increase in consumer spending. In addition, in 2009, our sales were negatively affected by certain events such as the swine flu outbreak in Mexico, Argentina and Chile and general strikes in Martinique and Guadeloupe, events that did not recur in 2010.

Average Restaurant Sales

	For the Years Ended December 31,
	2010	2009
	(in thousands of U.S. dollars)
Systemwide average restaurant sales	$2,288	$2,147
Company-operated average restaurant sales	2,299	2,131
Franchised average restaurant sales	2,257	2,189

Our ARS improved in 2010 because of comparable sales growth of 14.9% and the appreciation of most currencies in the Territories against the U.S. dollar. This improvement, however, was more than offset by the change in the exchange rate used for purposes of translating our results of operations in Venezuela. See “—Factors Affecting Comparability of Results—Impact of Venezuelan Currency Controls and Related Accounting Changes on Our Results of Operations.”

Sales Growth

	For the Year Ended December 31, 2010
	(in nominal terms)	(in constant currency)
Brazil	34.3%	20.6%
Caribbean division	3.8	5.2
NOLAD	19.2	12.6
SLAD	(20.2)	18.1
Total Systemwide Sales Growth	10.2	17.4

In nominal terms, sales growth increased during 2010 due to comparable sales growth of 14.9%, the net addition of 115 restaurants systemwide since the beginning of 2009 and the positive impact of the appreciation of most currencies in the Territories against the U.S. dollar. This increase, however, was partially offset by the change in the exchange rate used for translating our results of operations in Venezuela. We had 1,292 Company-operated restaurants and 463 franchised restaurants as of December 31, 2010, compared to 1,226 Company-operated restaurants and 454 franchised restaurants as of December 31, 2009.

Revenues

	For the Years Ended December 31,
	2010	2009	% Increase (Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated Restaurants
Brazil	$1,531,386	$1,156,818	32.4%
Caribbean division	248,470	232,583	6.8
NOLAD	287,920	224,566	28.2
SLAD	826,690	922,688	(10.4)
Total	2,894,466	2,536,655	14.1

	For the Years Ended December 31,
	2010	2009	% Increase (Decrease)
	(in thousands of U.S. dollars)
Revenues from Franchised Restaurants
Brazil	$64,185	$43,924	46.1%
Caribbean division	12,147	12,191	(0.4)
NOLAD.	17,097	15,767	8.4
SLAD	30,223	56,939	(46.9)
Total	123,652	128,821	(4.0)
Total Revenues
Brazil	$1,595,571	$1,200,742	32.9%
Caribbean division	260,617	244,774	6.5
NOLAD	305,017	240,333	26.9
SLAD	856,913	979,627	(12.5)
Total	3,018,118	2,665,476	13.2

Sales by Company-operated Restaurants

Total sales by Company-operated restaurants increased by $357.8 million, or 14.1%, from $2,536.7 million in 2009 to $2,894.5 million in 2010. The 14.9% growth in comparable sales, 56% of which resulted from a higher average check and the rest of which resulted from increased traffic, caused sales to increase by $383.8 million. In addition, sales by Company-operated restaurants increased by $174.8 million as a result of the appreciation of most currencies in the Territories against the U.S. dollar and by $77.0 million as a result of 82 net restaurant openings and the conversion of 55 franchised restaurants into Company-operated restaurants since the beginning of 2009. These increases in sales, however, were offset by the change in the exchange rate used for the translation of our results of operations in Venezuela, which decreased sales by Company-operated restaurants by $277.8 million.

In Brazil, sales by Company-operated restaurants increased by $374.6 million, or 32.4%, to $1,531.4 million. The main causes of this growth were the 17.0% growth in comparable sales and the appreciation of the real against the U.S. dollar, which represent $195.7 million and $155.6 million of the increase, respectively. Average check growth represented 69% of comparable sales growth and the rest resulted from increased traffic. Average check growth resulted primarily from a shift in product mix, as in 2010 we did not continue our promotional campaign for ice cream products, which generally have lower prices. The increase in traffic was driven by other promotional campaigns and the extension of operating hours as well as increases in consumer spending as a result of improved macroeconomic conditions. Twenty five net restaurant openings and the conversion of two franchised restaurants into Company-operated restaurants since the beginning of 2009 contributed $23.3 million to the increase in sales in Brazil.

In the Caribbean division, sales by Company-operated restaurants increased by $15.9 million, or 6.8%, to $248.5 million. The 6.1% increase in comparable sales contributed $14.3 million of the sales increase. Increased traffic, caused by our successful promotional campaign and the introduction of our breakfast menu in Puerto Rico, represented 66% of comparable sales growth, and the rest resulted from average check growth. In addition, general strikes in Martinique and Guadeloupe negatively impacted our sales in 2009, but did not recur in 2010. Even though we closed two Company-operated restaurants at the end of 2010, the opening of two Company-operated restaurants in 2009 and the conversion of two franchised restaurants into Company-operated restaurants since the beginning of 2009 increased sales by $6.4 million in 2010. These increases were partially offset by the depreciation of the European euro, which is the local currency in various Territories in the Caribbean, against the U.S. dollar, which caused sales to decrease by $4.8 million.

In NOLAD, sales by Company-operated restaurants increased by $63.4 million, or 28.2%, to $287.9 million. This growth was mainly explained by comparable sales growth of 10.4%, which caused sales in NOLAD to increase by $24.6 million. The increase in comparable sales resulted from increased traffic due to our value menu offerings in 2010 and the swine flu outbreak in April and May 2009 that forced us to partially or completely close most of our restaurants in Mexico for several weeks and had a negative impact on tourism in the country. Average check in NOLAD remained almost unchanged. In addition, 21 net restaurant openings, the conversion of 47 franchised restaurants into Company-operated restaurants since the beginning of 2009 and the appreciation of local currencies in Mexico and Costa Rica resulted in sales increases of $21.7 million and $17.0 million, respectively.

In SLAD, sales by Company-operated restaurants decreased by $96.0 million, or 10.4%, to $826.7 million, due to the change in the exchange rate used for translating our results of operations in Venezuela. This change caused our results of operations in Venezuela for 2010 to be translated into U.S. dollars at a weighted average rate of 5.80 bolívares fuertes per U.S. dollar, while our results of operation for 2009 were translated into U.S. dollars using the official exchange rate of 2.15 bolívares fuertes per U.S. dollar. In constant currencies, SLAD’s sales by Company-operated restaurants grew by $174.8 million, mostly as a result of comparable sales growth of 15.7%, which represented a $149.2 million sales increase. The increase in comparable sales was caused almost equally by a higher average check and by increased traffic. The average check increased due to price increases in line with or above inflation in most of the markets in SLAD. The exception was Venezuela, where we were more conservative with our pricing policy as a consequence of the difficult economic situation. Traffic growth was caused primarily by improved macroeconomic conditions in most of the countries in SLAD, successful promotional campaigns, mainly in Argentina and Colombia, and the swine flu outbreaks in Argentina and Chile in 2009. In addition, sales grew $25.6 million due to the opening of 36 Company-operated restaurants and the conversion of four franchised restaurants into Company-operated restaurants since the beginning of 2009.

Revenues from Franchised Restaurants

Our total revenues from franchised restaurants decreased by $5.2 million, or 4.0%, from $128.8 million in 2009 to $123.7 million in 2010 mostly due to the accounting change affecting the translation of our results of operations in Venezuela. On a constant currency basis, revenues from franchised restaurants increased by $23.4 million. The main contributor to this increase was comparable sales growth of 14.9%, which resulted in an increase in revenue of $18.4 million. In addition, increased rental income, as most of our franchise agreements provide for rent increases when sales increase, resulted in increased revenues from franchised restaurants of $3.7 million, respectively. The opening of 33 net franchised restaurants since the beginning of 2009, which was partially offset by the conversion of 55 franchised restaurants into Company-operated restaurants since the beginning of 2009, caused revenues from franchised restaurants to increase $1.4 million. The reason for this increase was that we opened most of the new franchised restaurants in Brazil while the majority of conversions of franchised restaurants into Company-operated restaurants occurred in Mexico, and sales per restaurant are higher in Brazil than in Mexico. In 2010, 73% and 27% of revenues from franchised restaurants were earned on the basis of a percentage of sales and on a flat fee basis, respectively, compared to 74% and 26%, respectively, in 2009.

In Brazil, revenues from franchised restaurants increased by $20.3 million, or 46.1%, to $64.2 million primarily as a result of comparable sales growth of 18.8% and the appreciation of the real against the U.S. dollar, which explained $8.3 million and $6.5 million of the increase, respectively. In addition, 27 net franchised restaurants openings since the beginning of 2009 contributed $2.9 million of the increase, while higher sales increased rent by $2.6 million.

In the Caribbean division, revenues from franchised restaurants remained almost unchanged, at $12.1 million in 2010 as compared to $12.2 million in 2009. This is despite the conversion of two franchised restaurants into Company-operated restaurants, which was offset by the increase in comparable sales and by an increase in rent resulting from increased sales. Franchised comparable sales growth was lower than that of Company-operated restaurants because the latter was driven by sales growth in Guadeloupe and Martinique, where there are only Company-operated restaurants.

In NOLAD, revenues from franchised restaurants increased by $1.3 million, or 8.4%, to $17.1 million. This growth was caused by the 6.7% increase in comparable sales and by the appreciation of the Mexican peso against the U.S. dollar, which caused revenues from franchised restaurants to increase $0.9 million and $0.9 million, respectively. The increase in comparable sales resulted in an increase in rent of $0.5 million. Revenues were negatively impacted by the conversion of 47 franchised restaurants in Mexico to Company-operated restaurants since the beginning of 2009, which caused revenues from franchised restaurants to decrease by $0.9 million.

In SLAD, revenues from franchised restaurants decreased by $26.7 million, or 46.9%, to $30.2 million due to the accounting change affecting the translation of our results of operations in Venezuela, which caused revenues to decrease by $36.0 million. On a constant currency basis, revenues from franchised restaurants increased by $9.3 million, mainly due to a 17.2% increase in comparable sales, which resulted in revenue growth of $9.0 million.

Operating Costs and Expenses

Food and Paper

Our total food and paper costs increased by $93.7 million, or 10.1%, to $1,023.5 million in 2010, as compared to 2009. As a percentage of our total sales by Company-operated restaurants, food and paper costs decreased 1.3 percentage points to 35.4%, mainly as a consequence of the appreciation of most currencies in the Territories against the U.S. dollar, as approximately 25% of our food and paper raw materials (excluding toys) and 100% of our Happy Meal toys are imported and paid for in U.S. dollars while our revenues are generated in local currencies.

In Brazil, food and paper costs increased by $106.8 million, or 26.7%, to $506.6 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased 1.5 percentage points to 33.1%, primarily as a result of the appreciation of the Brazilian real against the U.S. dollar.

In the Caribbean division, food and paper costs increased by $1.7 million, or 2.1%, to $81.4 million, largely in line with the increase in sales. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased 1.5 percentage points to 32.8% because we were able to increase prices at a higher rate than that at which our food and paper costs increased. In addition, in 2009 we had inventory losses resulting from the general strikes that occurred in Martinique and Guadeloupe, an event that did not recur in 2010.

In NOLAD, food and paper costs increased by $23.2 million, or 24.0%, to $120.1 million, largely in line with the increase in sales. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased 1.4 percentage points to 41.7% mainly as a consequence of the appreciation of the local currencies in Mexico and Costa Rica against the U.S. dollar.

In SLAD, food and paper costs decreased by $35.6 million, or 10.2%, to $312.6 million. On a constant currency basis, food and paper costs increased by $79.4 million, or 22.8%, to $427.6 million largely in line with the increase in sales. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs remained almost unchanged at 37.8%.

Payroll and Employee Benefits

Our total payroll and employee benefits costs increased by $77.9 million, or 15.9%, to $569.1 million in 2010, as compared to 2009. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs increased 0.3 percentage points to 19.7%. This slight increase is mostly attributable to wage increases that outpaced our sales growth in several markets, which offset both the positive impact of sales growth on the fixed portion of our payroll costs and increased operational efficiency. Wages increased mostly due to government-mandated minimum wage increases in several Territories.

In Brazil, payroll and employee benefits costs increased by $74.3 million, or 34.5%, to $289.7 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 0.3 percentage points to 18.9% mostly because we increased the hourly rate for our night crew to improve staffing levels during that shift.

In the Caribbean division, payroll and employee benefits costs increased by $4.4 million, or 7.0%, to $67.7 million, largely in line with the increase in sales. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs remained almost unchanged at 27.3%.

In NOLAD, payroll and employee benefits costs increased by $8.9 million, or 23.9%, to $46.1 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased 0.6 percentage points to 16.0% driven by increased operational efficiency and the effect of higher sales in Mexico.

In SLAD, payroll and employee benefits costs decreased by $9.8 million, or 5.6%, to $165.6 million. On a constant currency basis, payroll and employee benefits costs increased by $39.5 million, or 22.5%, to $214.8 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 1.0 percentage points to 20.0% as a result of wage increases that outpaced our sales growth, mainly in Argentina and Venezuela.

Occupancy and Other Operating Expenses

Our total occupancy and other operating expenses increased by $98.3 million, or 14.7%, to $765.8 million in 2010, as compared to 2009, largely in line with the increase in sales. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses increased 0.1 percentage points to 26.5%. This slight increase is mostly attributable to the increased weight of Brazil’s higher-than-average occupancy and other operating expenses as a percentage of sales in our total occupancy and other operating expenses in 2010, as compared to 2009.

In Brazil, occupancy and other operating expenses increased by $102.0 million, or 31.9%, to $421.5 million, largely in line with the increase in sales. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased 0.1 percentage points to 27.5% mainly because sales volumes increased while a portion of these expenses remained fixed.

In the Caribbean division, occupancy and other operating expenses increased by $5.2 million, or 9.0%, to $62.8 million, largely in line with the increase in sales. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 0.5 percentage points to 25.3% as a result of higher utility expenses, mainly in Puerto Rico.

In NOLAD, occupancy and other operating expenses increased by $18.3 million, or 23.5%, to $96.2 million, largely in line with the increase in sales. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased 1.3 percentage points to 33.4% mainly because sales volumes increased, while a portion of these expenses remained fixed.

In SLAD, occupancy and other operating expenses decreased by $24.5 million, or 10.4%, to $211.9 million. On a constant currency basis, occupancy and other operating expenses increased by $46.3 million, or 19.6%, to $282.7 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses remained unchanged at 25.6%.

Royalty Fees

Our total royalty fees increased by $19.1 million, or 15.6%, to $141.0 million in 2010, as compared to 2009, in line with the increase in our sales by Company-operated restaurants.

In Brazil, royalty fees increased by $19.2 million, or 34.3%, to $75.1 million in 2010, as compared to 2009, in line with the increase in sales by Company-operated restaurants.

In the Caribbean division, royalty fees increased by $0.8 million, or 6.8%, to $12.2 million in 2010, as compared to 2009, in line with the increase in sales by Company-operated restaurants.

In NOLAD, royalty fees increased by $3.6 million, or 35.1%, to $13.8 million in 2010, as compared to 2009. As a percentage of the division’s sales by Company-operated restaurants, royalty fees increased 0.2 percentage points to 4.8% because McDonald’s waived April 2009 royalties in Mexico due to the swine flu outbreak.

In SLAD, royalty fees decreased by $4.5 million, or 10.1%, to $39.8 million in 2010, as compared to 2009. On a constant currency basis, royalty fees increased by $8.3 million, or 18.8%, to $52.6 million in line with the increase in sales by Company-operated restaurants.

Franchised Restaurants—Occupancy Expenses

Occupancy expenses from franchised restaurants decreased by $4.7 million, or 11.1%, to $37.6 million in 2010, as compared to 2009, primarily due to the accounting change affecting the translation of our results of operations in Venezuela and the conversion of 55 franchised restaurants, primarily in Mexico, into Company-operated restaurants since the beginning of 2009, which resulted in decreased rent expenses for leased properties.

In Brazil, occupancy expenses from franchised restaurants increased by $4.8 million, or 24.6%, to $24.1 million in 2010, as compared to 2009, primarily due to increased rent expenses for leased properties as a consequence of the increase in sales from franchised restaurants.

In the Caribbean division, occupancy expenses from franchised restaurants remained almost unchanged at $3.5 million in 2010, as compared to 2009.

In NOLAD, occupancy expenses from franchised restaurants decreased by $0.6 million, or 6.1%, to $10.0 million in 2010, as compared to 2009, primarily due to the conversion of 47 franchised restaurants in Mexico into Company-operated restaurants since the beginning of 2009.

In SLAD, occupancy expenses from franchised restaurants decreased by $4.0 million, or 34.7%, to $7.6 million in 2010, as compared to 2009. On a constant currency basis, occupancy expenses from franchised restaurants increased by $4.3 million, or 37.4%, to $16.0 million, primarily due to increased rent expenses for leased properties as a consequence of the increase in sales from franchised restaurants.

Set forth below are the margins for our franchised restaurants in 2010 and 2009. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Years Ended December 31,
	2010	2009
Brazil	62.4%	56.0%
Caribbean Division	71.4	70.2
NOLAD	41.4	32.4
SLAD	74.9	79.6
Total	69.6	67.1

General and Administrative Expenses

General and administrative expenses increased by $64.7 million, or 34.1%, to $254.2 million in 2010, as compared to 2009. This increase was a consequence of the appreciation of most local currencies in the Territories against the U.S. dollar, increased payroll costs as a result of salary increases and the hiring of employees to fill new corporate positions in expectation of continued growth, and higher travel and professional services expenses. In addition, in 2010 we recorded an incremental compensation expense related to a change in the valuation formula of our 2008 long-term incentive plan of $15.6 million. See Note 16 to our consolidated financial statements. This increase was partially offset by the accounting change affecting the translation of our results of operations in Venezuela.

In Brazil, general and administrative expenses increased by $13.7 million, or 22.5%, to $74.8 million in 2010, as compared to 2009. This increase resulted primarily from the appreciation of the real against the U.S. dollar and, to a lesser extent, from higher payroll and travel expenses as a consequence of the hiring of employees to fill new positions. In addition, in 2010 our variable compensation accrual increased in line with our improved results for this division for 2010, as compared to 2009.

In the Caribbean division, general and administrative expenses increased by $2.7 million, or 14.6%, to $20.8 million in 2010, as compared to 2009. This increase was mostly due to higher payroll and travel expenses as a consequence of the hiring of employees to fill new positions.

In NOLAD, general and administrative expenses increased by $2.7 million, or 11.6%, to $26.4 million in 2010, as compared to 2009. This increase was mostly a consequence of the appreciation of the local currencies in Mexico and Costa Rica.

In SLAD, general and administrative expenses decreased by $0.8 million, or 1.5%, to $54.0 million in 2010, as compared to 2009. On a constant currency basis, general and administrative expenses increased by $20.3 million, or 37.0%, to $75.1 million primarily as a result of higher payroll, travel and professional expenses mainly in Argentina and Venezuela, countries that have inflation levels above those of the rest of the countries in the region. In addition, in 2010 our variable compensation accrual increased in some countries, because we had better results in 2010, as compared to 2009.

General and administrative expenses for Corporate and others increased by $46.4 million, or 145.9%, to $78.2 million in 2010, as compared to 2009. This increase was mostly due to higher payroll and travel expenses as a consequence of the hiring of employees to fill new corporate positions and salary increases linked to Argentina’s inflation, as our corporate headquarters is located in Argentina. In addition, we had higher professional services expenses resulting from our ongoing systems integration and shared service center implementation throughout the region. In 2010, we recorded an incremental compensation expense related to a change in the valuation formula of our 2008 long-term incentive plan of $15.6 million. See Note 16 to our consolidated financial statements.

Other Operating Expenses, Net

Other operating expenses, net increased by $5.9 million, or 35.6%, to $22.5 million in 2010, as compared to 2009. This increase was primarily attributable to a higher compensation expense related to the equity award granted to our CEO for $12.1 million, which was offset partially by lower charges for contingencies and other expenses.

Operating Income

	For the Years Ended December 31,
	2010	2009	% Increase (Decrease)
	(in thousands of U.S. dollars)
Brazil	$208,102	$127,291	63.5%
Caribbean division	11,189	10,448	7.1
NOLAD	(16,718)	(17,252)	(3.1)
SLAD	66,288	108,261	(38.8)
Corporate and others and purchase price allocation	(64,304)	(21,939)	193.1
Total	204,557	206,809	(1.1)

Operating income decreased by $2.3 million, or 1.1%, to $204.6 million in 2010, as compared to 2009.

Net Interest Expense

Net interest expense decreased by $10.9 million, or 20.7%, to $41.6 million in 2010, as compared to 2009, primarily due to a decrease of $4.5 million in the interest expense related to our short-term indebtedness denominated in local currency and an increase of $1.4 million in the interest income on our short-term investments. The decrease in our interest expense resulted from the refinancing of most of our short-term debt with long-term debt.

In October 2009, we issued the 2019 notes in an amount of $450 million at a fixed rate of 7.5% per annum to prepay the amounts outstanding under our credit agreement and certain other short-term debt. Due to the increase in the principal amount and interest rate of our long-term debt, the related interest expense increased by $9.3 million in 2010 as compared to 2009, but this increase was more than offset by the acceleration of the amortization of deferred financing costs of $10.8 million incurred in 2009 in connection with the repayment of the credit agreement. In addition, in 2009 we maintained an interest rate swap in order to hedge our LIBOR exposure under the credit agreement, which generated a loss of $4.6 million in 2009. Due to the prepayment of the credit agreement, we settled the related interest rate swap in October 2009 and had no such interest expense in 2010.

Loss from Derivative Instruments

Loss from derivative instruments decreased by $7.1 million, or 17.8%, to $32.8 million in 2010, as compared to 2009, primarily due to changes in the fair market value of our cross-currency swaps as a result of changes in the Brazilian reais forward rate curve.

Foreign Currency Exchange Results

Foreign currency exchange results improved by $17.3 million, to a $3.2 million gain in 2010, as compared to 2009. This was a consequence of decreased losses generated by the purchases of U.S. dollars as part of the bond-based exchange process in Venezuela, which was partially offset by decreased gains resulting from the effect of exchange rate fluctuations on foreign currency-denominated assets and liabilities.

Other Non-Operating Expenses, Net

Other non-operating expenses, net increased by $22.4 million to $23.6 million in 2010, as compared to 2009, primarily due to an agreement reached with McDonald’s Corporation in connection with the indemnification for certain disputes with Brazilian tax authorities that were included in an amnesty program in 2010, which resulted in a loss of $22.5 million. See Note 17 to our consolidated financial statements.

Income Tax Expense

Income tax expense decreased by $15.3 million, or 81.6%, from $18.7 million in 2009 to $3.5 million in 2010, resulting primarily from the reversal of our valuation allowance related to our deferred tax assets mainly in Brazil where the significant improvements in our operations led us to conclude that the valuation allowance was no longer required. As a consequence of this reversal, our consolidated effective tax rate decreased by 15.7 percentage points to 3.1% in 2010, as compared to 2009.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests remained almost unchanged at $0.3 million in 2010, as compared to 2009.

Net Income Attributable to Arcos Dorados Holdings Inc.

As a result of the foregoing, net income attributable to Arcos Dorados Holdings Inc. increased by $26.0 million, or 32.5%, to $106.0 million in 2010, as compared to 2009.

B.    Liquidity and Capital Resources

Our financial condition and liquidity is and will continue to be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	the level of our outstanding indebtedness and the interest we pay on this indebtedness;

•	our dividend policy;

•	changes in exchange rates which will impact our generation of cash flows from operations when measured in U.S. dollars; and

•	our capital expenditure requirements.

Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period during the term of the MFAs. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable three-year period, while the reinvestment plan specifies the amount we must spend reimaging or upgrading restaurants during the applicable three-year period. As part of the reinvestment plan with respect to the three-year period that commenced on January 1, 2011, we must reinvest an aggregate of at least $60 million per year in the Territories. In addition, we have committed to open no less than 250 new restaurants during the next three-year restaurant opening plan. We estimate that the cost to comply with our restaurant opening commitments under the MFAs from 2011 to 2013 will be between $100 million and $250 million, depending on, among other factors, the type and location of restaurants we open. These amounts are in addition to our capital expenditure program agreed upon with McDonald’s for the opening and reimaging of restaurants with the proceeds of the 2016 notes. We expect to fund these commitments using cash flow from operations and possible future debt and/or equity financings.

Our management believes that our sources of liquidity and capital resources, including working capital, are adequate for our present requirements and business operations and will be adequate to satisfy our presently anticipated requirements during at least the next twelve months for working capital, capital expenditures and other corporate needs.

Overview

Net cash provided by operations was $261.6 million in 2011, compared to $263.9 million in 2010. Net cash used in investing activities amounted to $320.1 million, compared to $178.2 million in 2010, as a result of the acceleration of our capital expenditures program. Cash provided by financing activities increased by $87.0 million, from an outflow of $51.3 million in 2010 to an inflow of $35.7 million in 2011. This was mainly a consequence of the issuance of the 2016 notes for $255.1 million and the issuance of class A shares in connection with the initial public offering for $152.3 million, partially compensated by the partial redemption of the 2019 notes for $152.0 million, increased net payments of derivative instruments of $81.1 million, the split-off of the Axionlog business which caused an outflow of $35.4 million, higher dividend payments of $23.2 million, the settlement of short-term debt for $10.9 million and lower collection of collateral deposits of $10.0 million in 2011.

For 2010, net cash provided by operations was $263.9 million, compared to $148.0 million for 2009. We accelerated our capital expenditures program, investing $81.9 million more than in 2009. Cash used in financing activities increased by $75.7 million, from $24.4 million provided by financing activities in 2009 to a use of $51.3 million in 2010, mainly because of the inflow of $446.1 million in 2009 from the issuance of the 2019 notes, which was used partially to repay our credit agreement for $350.0 million, and because of the dividends that we paid to our shareholders of $33.4 million in 2010, which were partially offset by the reimbursement in 2010 of the collateral deposit made in 2009 for $25.0 million.

At December 31, 2011, our total financial debt was $532.3 million, consisting of $0.8 million in short-term debt, $528.9 million in long-term debt (of which $306.5 million related to the 2019 notes, including the original issue discount, and $214.2 million related to the 2016 notes), and $2.6 million related to the fair market value of our outstanding derivative instruments.

At December 31, 2010, our total financial debt was $564.0 million, consisting of $11.7 million in short-term debt (of which $11.1 million is denominated in bolívares fuertes), $457.6 million in long-term debt (of which $446.6 million related to the 2019 notes, including the original issue discount), and $94.7 million related to the fair market value of our derivative instruments primarily consisting of our Brazilian reais cross-currency swaps.

Cash and cash equivalents was $176.3 million at December 31, 2011 and $208.1 million at December 31, 2010.

Comparative Cash Flows

The following table sets forth our cash flows for the periods indicated:

	For the Years Ended December 31,
	2011	2010	2009
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$261,624	$263,876	$148,022
Net cash used in investing activities	(320,132)	(178,224)	(96,370)
Net cash provided by (used in) financing activities	35,673	(51,287)	24,372
Effect of exchange rate changes on cash and cash equivalents	(8,963)	5,759	(14,031)
(Decrease) increase in cash and cash equivalents	(31,798)	40,124	61,993

Operating Activities

	For the Years Ended December 31,
	2011	2010	2009
	(in thousands of U.S. dollars)
Net income attributable to Arcos Dorados Holdings Inc.	$115,529	$106,021	$80,022
Non-cash charges and credits	137,970	99,196	45,555
Changes in assets and liabilities	8,125	58,659	22,445
Net cash provided by operating activities	261,624	263,876	148,022

For the year ended December 31, 2011, net cash provided by operating activities was $261.6 million, compared to $263.9 million in 2010. The $2.3 million decrease is mainly attributable to the payment of the award right granted to our CEO as well as the payments under our long-term incentive plan as a result of awards exercised in 2011, partially offset by higher operating income adjusted for non-cash charges (depreciation and amortization and accrued compensation expense).

In 2010, net cash provided by operating activities was $263.9 million, compared to $148.0 million in 2009. The $115.9 million increase is mainly attributable to a higher operating income adjusted for non-cash charges (depreciation and amortization and accrued compensation expense), lower losses incurred in the acquisition of U.S. dollars in Venezuela, decreased income tax paid and higher working capital generation, which factors were partially offset by a higher amount of interest paid.

Investing Activities

New restaurant investments are primarily concentrated in markets with opportunities for long-term growth and returns on investment above a pre-defined threshold that is significantly above our cost of capital. Average development costs vary widely by market depending on the types of restaurants built and the real estate and construction costs within each market and are affected by foreign currency fluctuations. These costs, which include land, buildings and equipment, are managed through the use of optimally sized restaurants, construction and design efficiencies and the leveraging of best practices.

The following table presents our cash used in investing activities by type:

	For the Years Ended December 31,
	2011	2010	2009
	(in thousands of U.S. dollars)
Property and equipment expenditures	$(319,859)	$(175,669)	$(90,105)
Purchases of restaurant businesses	(5,993)	(504)	(11,061)
Proceeds from sales of property and equipment	10,681	6,215	12,368
Others, net	(4,961)	(8,266)	(7,572)
Net cash used in investing activities	(320,132)	(178,224)	(96,370)

The following table presents our property and equipment expenditures by type:

	For the Years Ended December 31,
	2011	2010	2009
	(in thousands of U.S. dollars)
New restaurants	$139,647	$69,448	$38,226
Existing restaurants	139,140	68,140	29,523
Other(1)	41,072	38,081	22,356
Total property and equipment expenditures	319,859	175,669	90,105

(1)	Primarily corporate equipment and other office related expenditures.

In 2011, net cash used in investing activities was $320.1 million, compared to $178.2 million in 2010. This $141.9 million increase was primarily attributable to the acceleration of our investment program.

Property and equipment expenditures increased by $144.2 million, from $175.7 million in 2010 to $319.9 million in 2011. The increase in property and equipment expenditures resulted from increased investment in new restaurants, reinvestment in existing ones and increased corporate equipment and other office expenditures. Property and equipment expenditures, including the reimaging of existing restaurants and the opening of McCafé locations and Dessert Centers, reflected our commitment to increasing sales. In 2011, we opened 101 restaurants and closed 16 restaurants.

Proceeds from sales of property and equipment increased by $4.5 million to $10.7 million in 2011, as compared to 2010, primarily as a consequence of sales in Brazil and Argentina. In addition, in 2011 we used $6.0 million to convert franchised  restaurants into Company-operated restaurants.

In 2010, net cash used in investing activities was $178.2 million, compared to $96.4 million in 2009. This $81.9 million increase was primarily attributable to the increase of our investment program.

Property and equipment expenditures increased by $85.6 million, from $90.1 million in 2009 to $175.7 million in 2010. The increase in property and equipment expenditures was primarily due to higher investment in new restaurants and reinvestment in existing ones. In this period, we opened 85 restaurants, including 47 in the fourth quarter, and closed 10 restaurants.

Financing Activities

	For the Years Ended December 31,
	2011	2010	2009
	(in thousands of U.S. dollars)
(Partial redemption) issuance of the 2019 notes	$(152,005)	$—	$446,112
Repayment of the credit agreement	—	—	(350,000)
Payment of deferred financing costs	—	—	(10,826)
Net payments of derivative instruments	(118,932)	(37,815)	(30,167)
Net short-term borrowings	(10,871)	3,805	(2,539)
Collateral deposits	15,000	25,000	(25,000)
Split-off of Axionlog business	(35,425)	—	––
Issuance of class A shares in connection with the initial public offering	152,281	—	––
Issuance of the 2016 notes	255,102	—	––
Distribution of dividends to our shareholders	(56,627)	(33,400)	––
Other financing activities	(12,850)	(8,877)	(3,208)
Net cash provided by (used in) financing activities	35,673	(51,287)	24,372

Net cash provided by financing activities was $35.7 million in 2011, compared to $51.3 million used in 2010. The $87.0 million increase in the amount of cash provided by financing activities was primarily attributable to the issuance of the 2016 notes for $255.1 million and the issuance of class A shares in connection with the initial public offering, with net proceeds amounting to $152.3 million, partially offset by the partial redemption of the 2019 notes for $152.0 million, increased net payments of derivative instruments for $81.1 million, the split-off of the Axionlog business for $35.4 million, higher dividend payments for $23.2 million, the settlement of short-term debt for $10.9 million and lower collection of collateral deposits for $10.0 million in 2011.

Net cash used in financing activities was $51.3 million in 2010, compared to $24.4 million provided by financing activities in 2009. The $75.7 million increase in the amount of cash used in financing activities was primarily attributable to net inflows totaling $96.1 million in 2009 from the issuance of the 2019 notes and the repayment of the credit agreement as well as the payment of dividends to our shareholders in 2010 of $33.4 million. The increase in the amount of cash used in financing activities was partially offset by the reimbursement in 2010 of the collateral deposit made in 2009 for $25.0 million.

Revolving Credit Facility

On August 3, 2011, our subsidiary, Arcos Dorados B.V., entered into a committed revolving credit facility with Bank of America, N.A., as lender, for $50 million with a maturity date one year from the date of closing thereof. The obligations of Arcos Dorados B.V. under the revolving credit facility are jointly and severally guaranteed by certain of our subsidiaries on an unconditional basis. This revolving credit facility will permit us to borrow from time to time to cover our working capital needs and for other lawful general corporate purposes.

Each loan made to Arcos Dorados B.V. under the revolving credit facility will bear interest at a rate per annum equal to LIBOR plus 2.50%. Interest on each loan will be payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

The revolving credit facility includes customary covenants including, among others, restrictions on the ability of Arcos Dorados B.V., the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) permit the consolidated net indebtedness to EBITDA ratio to be greater than 2.50 to 1 on the last day of any fiscal quarter of the borrower; and (vii) engage in transactions that violate certain anti-terrorism laws.

The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

2016 Notes

In July 2011, we issued R$400 million aggregate principal amount of notes due 2016 bearing interest of 10.25% per year, payable in U.S. dollars, which we refer to as the 2016 notes. The 2016 notes are denominated in reais, but payment of principal and interest will be made in U.S. dollars. The 2016 notes mature on July 13, 2016. Interest is paid semi-annually in arrears on January 13 and July 13 of each year. The proceeds from the issuance of the 2016 notes are being used to satisfy a capital expenditure program agreed upon with McDonald’s, including to open at least 100 restaurants and to reimage others, and for general corporate purposes.

The 2016 notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our subsidiaries. The 2016 notes and guarantees (i) are senior secured obligations and rank equal in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of our and the guarantors’ existing and future secured indebtedness to the extent of the value of our assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of our subsidiaries that are not guarantors.

The indenture governing the 2016 notes limits our and our subsidiaries’ ability to, among other things, (i) create liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the 2016 notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2016 notes to be due and payable immediately.

We may issue additional 2016 notes from time to time pursuant to the indenture governing the 2016 notes.

2019 Notes

In October 2009, our subsidiary, Arcos Dorados B.V., issued senior notes for an aggregate principal amount of $450 million under an indenture dated October 1, 2009, which we refer to as the 2019 notes. The 2019 notes mature on October 1, 2019 and bear interest of 7.5% per year. Interest is paid semiannually on April 1 and October 1. The gross proceeds from this issuance were principally used to repay indebtedness under our credit agreement and certain of our other short-term debt.

The 2019 notes are redeemable at the option of Arcos Dorados B.V. at any time at the applicable redemption prices set forth in the indenture. On June 13, 2011, Arcos Dorados B.V. exercised its option to redeem on July 18, 2011 a total of $141.4 million aggregate principal amount of the 2019 notes at a redemption price of 107.5% of the principal amount plus accrued and unpaid interest from April 1, 2011 to the redemption date. Following the redemption, a total of $308.6 million of the aggregate principal amount of the 2019 notes remained outstanding. As a result of the redemption, we incurred a one-time loss of $13.9 million in July 2011, including $2.3 million related to the accelerated amortization of deferred financing costs and $11.6 million related to the redemption of the 2019 notes at a redemption price above the book value of the 2019 notes.

The 2019 notes are fully and unconditionally guaranteed on a senior unsecured basis by the majority of our subsidiaries. The 2019 notes rank equally with all of our unsecured and unsubordinated indebtedness and are effectively junior to all of our secured indebtedness. The indenture governing the 2019 notes imposes certain restrictions on us and our subsidiaries, including some restrictions on our ability to: (i) incur additional indebtedness; (ii) pay dividends or redeem, repurchase or retire our capital stock; (iii) make investments; (iv) create liens; (v) create limitations on the ability of our subsidiaries to pay dividends, make loans or transfer property to the us; (vi) engage in transactions with affiliates; (vii) sell assets including the capital stock of the subsidiaries; and (viii) consolidate, merge or transfer assets. These covenants are subject to a number of important limitations and exceptions. The indenture governing the 2019 notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all then outstanding 2019 notes to be due and payable immediately.

We may issue additional notes from time to time pursuant to the indenture governing the 2019 notes.

C.    Research and Development, Patents and Licenses, etc.

We have not had significant research and development activities for the past three years because we rely primarily on McDonald’s research and development. McDonald’s operates research and development facilities in the United States, Europe and Asia, and independent suppliers also conduct research activities that benefit McDonald’s and us. Nevertheless, we have developed certain menu items, such as bone-in-chicken, Pão de Queijo (in Brazil), McBurrito a la Mexicana (in Mexico) and dessert items, to better tailor our product offerings to local tastes and to provide our customers with additional food options.

D.    Trend Information

Our business and results of operations have recently experienced the following trends, which we expect will continue in the near term:

•
Social upward mobility in Latin America and the Caribbean: Our sales have benefited, and we expect to continue to benefit, from our Territories’ population size, younger age profile when compared to more developed markets and improving socio-economic conditions. This has led to a modernization of consumption patterns and increased affordability of our products across socio-economic segments, leading to greater demand for our products.

•	Decline in free time: More single-parent and dual-earner households have increased the demand for the convenience offered by eating out and takeout food.

•
Product offerings: Our beverages, core meals, desserts, breakfast, reduced calorie and sodium products, and value menu item offerings have been popular among customers and—combined with our revenue management—have allowed us to create traffic into our restaurants.

•
Increased competition in some markets: The popularity of the QSR concept in markets such as Puerto Rico and Mexico has attracted new competitors. Even though we have been able to maintain or even increase market share in these markets, we have seen a reduction in pricing flexibility and have increased the focus of our marketing efforts on value offerings.

•
Inflationary environment: Over the last few years, we have been able through our revenue management strategy to mitigate cost increase tied to inflation. However, inflation has been, and will continue to be, an important factor affecting our results of operations, specifically impacting our food and paper costs, occupancy and other operating expenses, general administrative expenses and labor costs.

•
Increased general and administrative costs to support future growth: Our business has been growing at a very rapid pace, and we have experienced increasing general and administrative expenses in order to support and prepare for our future growth (both operationally and as a public company). However, we expect that general and administrative expenses as a percentage of total sales will begin to decrease as our recent and planned investments begin to generate revenues.

•
Increased volatility of foreign exchange rates: Our results of operations have been impacted by increased volatility in foreign exchange rates in many of the Territories. We expect that foreign exchange rates will continue to be an important factor affecting our foreign currency exchange results and the “Accumulated other comprehensive loss” component of shareholders’ equity and, consequently, our results of operations and financial condition.

E.    Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.     Tabular Disclosure of Contractual Obligations

The following table presents information relating to our contractual obligations as of December 31, 2011.

	Payment Due by Period
Contractual Obligations	Total	2012	2013	2014	2015	2016	Thereafter
	(in thousands of U.S. dollars)
Capital lease obligations(1)	$6,954	$1,013	$1,004	$1,004	$715	$657	$2,561
Operating lease obligations	925,910	131,578	120,268	108,823	99,914	87,627	377,700
Contractual purchase obligations	4,968	4,968	—	—	—	—	—
2016 notes(1)	313,861	21,960	21,960	21,960	21,960	226,021	—
2019 notes(1)	487,974	23,145	23,145	23,145	23,145	23,145	372,249
Other long-term borrowings(1)	3,218	2,354	388	332	144	—	—
Derivative instruments	2,583	1,841	742	—	—	—	—
Total	1,745,468	186,859	167,507	155,264	145,878	337,450	752,510

(1)	Includes interest payments.

The table set forth above excludes projected payments on our restaurant opening and reinvestment plans pursuant to the MFAs in respect of which we do not yet have any contractual commitments.

G.    Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Board of Directors

Our board of directors consists of seven members, two of whom are independent directors. In case of a tie vote by the board of directors, the Chairman will have the deciding vote. Our memorandum and articles of association authorize us to have eight members, and the number of authorized members may be increased or decreased by a resolution of shareholders or by a resolution of directors. We intend to appoint an additional independent director to our board of directors.

Pursuant to our articles of association, our board of directors is divided into three classes. There is no distinction in the voting or other powers and authorities of directors of different classes. The members of each class serve staggered, three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of shareholders in the year in which their term expires. At our most recent annual general shareholder’s meeting, held on April 9, 2012, our shareholders re-elected Mr. Staton and Mr. Lemonnier to serve as Class I directors.

The classes are currently composed as follows:

•	Mr. Staton and Mr. Lemonnier are Class I directors, whose term will expire at the annual meeting of shareholders to be held in 2015;

•	Mr. Hernández-Artigas and Ms. Franqui are Class II directors, whose term will expire at the annual meeting of shareholders to be held in 2013; and

•	Mr. Alonso, Mr. Chu and Mr. Vélez are Class III directors, whose term will expire at the annual meeting of shareholders to be held in 2014.

Any additional directorships resulting from an increase in the number of directors and any directors elected to fill vacancies on the board will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. Any director may be removed, with or without cause, by a resolution of shareholders or a resolution of directors. Our directors do not have a retirement age requirement under our memorandum and articles of association.

The following table presents the names of the members of our board of directors.

Name	Position	Age
Woods Staton	Chairman and CEO	62
Sergio Alonso	Chief Operating Officer	49
Germán Lemonnier	Chief Financial Officer	49
Annette Franqui	Director	50
Carlos Hernández-Artigas	Director	48
Michael Chu	Director	63
José Alberto Vélez	Director	62

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB) and Juncal 1408, Oficina 404, CP 11000, Montevideo, Uruguay.

Woods Staton.  Mr. Staton is our CEO and Chairman of the Board and is a member of the Compensation Committee. He was McDonald’s joint venture partner in Argentina for over 20 years and served as the President of SLAD beginning in 2004. Mr. Staton is a member of the International Advisory Board of Itaú Unibanco Holding S.A. Mr. Staton is also a member of the founding family and served as the CEO and Chairman of the board of directors of Panamerican Beverages, Inc., or Panamco, which was Coca-Cola’s largest bottler in Latin America.

Sergio Alonso.  Mr. Alonso is our Chief Operating Officer and was, prior to his appointment as such, McDonald’s Divisional President in Brazil. He graduated with a degree in Accounting from Universidad de Buenos Aires in 1986. He began his career at McDonald’s as Accounting Manager and subsequently moved to the operations area, eventually being promoted to Vice President of Operations in 6 years. From 1999 until 2003, Mr. Alonso was involved in the development of the Aroma Café brand in Argentina.

Germán Lemonnier.  Mr. Lemonnier is our Chief Financial Officer and was, prior to his appointment as such, the Chief Financial Officer of SLAD. He graduated with a degree in Accounting from Universidad de Buenos Aires in 1986. He began his career at McDonald’s in 1993, as Accounting Chief of Argentina and after one year was promoted to Accounting Manager. In 1995, Mr. Lemonnier became the Finance & Administration Manager of Argentina and held the positions of Finance & Administration Director and Chief Financial Officer of Argentina from 1997 until his appointment as Chief Financial Officer of SLAD in 2005.

Annette Franqui.  Ms. Franqui has been a member of our board of directors since 2007 and was a member of the Audit Committee until April 7, 2012. She graduated with a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania in 1984 and an MBA from the Stanford Graduate School of Business in 1986. She is also a Chartered Financial Analyst. Ms. Franqui began her career in 1986 with J.P. Morgan and joined Goldman Sachs in 1989. In 1994, she returned to J.P. Morgan where she became a Managing Director and the Head of the Latin America Research Department. Ms. Franqui joined Panamco in 2001 as Vice President of Corporate Finance and became the Chief Financial Officer in 2002. She is one of the founding partners of Forrestal Capital, was a board member of Grupo Progreso and is currently a board member of Wireless WERX International, Axionlog Cold Solutions and Latam LLC.

Carlos Hernández-Artigas.  Mr. Hernández-Artigas has been a member of our board of directors since 2007 and is a member of the Compensation Committee. He graduated from Universidad Panamericana, Escuela de Derecho in 1987 and University of Texas at Austin, School of Law in 1988. He received an MBA from IPADE in Mexico City in 1996. Mr. Hernández-Artigas worked as a lawyer for several years in Mexico and as a foreign attorney in Dallas, Texas and New York. He served as the General Counsel, Chief Legal Officer and Secretary of Panamco for ten years. He is one of the founding partners of Forrestal Capital and is currently a board member of several companies, including Wireless WERX International, Axionlog Cold Solutions and Latam LLC.

Michael Chu.   Mr. Chu has been an independent member of our board of directors since April 2011 and is a member of our Audit Committee. He graduated with honors from Dartmouth College in 1968 and received an M.B.A. with highest distinction from the Harvard Business School in 1976. From 1989 to 1993, Mr. Chu served as an executive and limited partner in the New York office of the private equity fund Kohlberg Kravis Roberts & Co. From 1993 to 2000, Mr. Chu was with ACCION International, a nonprofit corporation dedicated to microfinance, where he served as President and CEO. Mr. Chu currently holds an appointment as Senior Lecturer at the Harvard Business School and is Managing Director and co-founder of the IGNIA Fund, an investment firm dedicated to investing in commercial enterprises serving low-income populations in Latin America. He was a founding partner of, and continues to serve as Senior Advisor to, Pegasus Capital, a private equity firm in Buenos Aires.

José Alberto Vélez. Mr. Vélez has been an independent member of our board of directors since June 2011 and is a member of our Audit Committee. Mr. Vélez received a Master of Science in Engineering degree from the University of California, Los Angeles (UCLA), and a degree in Administrative Engineering from Universidad Nacional de Colombia. Mr. Vélez previously served as the CEO of Suramericana de Seguros, the leading insurance company in Colombia, and also as the CEO of Inversura, a holding company that integrates the leading insurance and social security companies in Colombia. He has been the Chief Executive Officer of Cementos Argos, S.A. since 2003. He is currently also a member of the Boards of Directors of Grupo Suramericana de Inversiones S.A., Bancolombia, Grupo Nutresa and Compañía Colombiana de Inversiones. He also is a member of the Universidad EAFIT Board of Directors and Chairman of CECODES, the Colombian chapter of the World Business Council for Sustainable Development (WBCSD). In addition, he sits on the Advisory Board of the Council of the Americas based in New York.

Executive Officers

Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Mr. Staton, our CEO and Chairman of the Board, with broad experience in development, revenue, supply chain management, operations, finance, marketing, legal affairs, human resources, communications and training. Most of our executive officers have worked in the food service industry for several years. Many of the members of the management team have a long history with McDonald’s operations in Latin America and with Mr. Staton, and have worked together as a team for many years. Our executive officers were appointed by our board of directors for an indefinite term.

The following table lists our current executive officers:
Name	Position	Initial year of Appointment
Woods Staton	Chairman and CEO	2007
Sergio Alonso	Chief Operating Officer	2007
Germán Lemonnier	Chief Financial Officer	2007
Juan David Bastidas	Chief Legal Counsel	2010
José Valledor Rojo	Divisional President—Brazil	2011
José Fernandez	Divisional President—SLAD	2007
Nino Rotondi	Divisional President—Caribbean Division	2008
Roberto Ortiz	Divisional President—NOLAD	2007
Marcelo Rabach	Vice President of Operations Development	2011
Sebastian Magnasco	Vice President of Development	2007
Raul Mandía	Vice President of Marketing	2007
Pablo Rodriguez de la Torre	Vice President of Human Resources	2008
Flavia Vigio	Vice President of Communications	2007
Horacio Sbrolla	Vice President of Supply Chain	2007
Marlene Fernandez	Vice President of Government Relations	2011

The following is a brief summary of the business experience of our executive officers who are not also directors. Unless otherwise indicated, the current business addresses for our executive officers is Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB) and Juncal 1408, Oficina 404, CP 11000, Montevideo, Uruguay.

Juan David Bastidas.  Mr. Bastidas, 44, is our Chief Legal Counsel. He attended Universidad Pontificia Bolivariana in Colombia in 1989, where he received a Law Degree. In 1990, he graduated as a Business Law Specialist from the same university. He received an MBA from New York University in 1994. He has post-graduate studies in International Business (2000) from EAFIT in Colombia and Senior Management (2009) from Universidad de Los Andes in Colombia. Mr. Bastidas worked from 1994 to 1995 as an international operations lawyer for Banco Industrial Colombiano (Bancolombia). He served as General Counsel and Secretary of the board of directors of Interconexión Electrica S.A. E.S.P.–ISA from 1995 to 2010 before joining us in July 2010.

José Valledor Rojo.  Mr. Valledor Rojo, 45, was recently promoted to the position of Divisional President in Brazil, effective August 1, 2011. Prior to his appointment as such, he was Regional Director for the Southern Cone. He joined us in 1990 as an assistant in the accounting department, and four years later he became Manager of that department. In 2005, he became Regional Operations Director, responsible for the markets of Uruguay, Paraguay and Argentina. Two years later, he became Argentina’s General Director while continuing to supervise the market operations in Uruguay, Chile and Paraguay. Mr. Valledor Rojo has a degree in Business Administration and a post-graduate degree from the Instituto de Altos Estudios (IAE) in Buenos Aires, Argentina.

José Fernandez.  Mr. Fernandez, 50, is our Divisional President of the operations in SLAD and was, prior to his appointment as such, the Managing Director of Argentina. He graduated with a degree in Mechanical Engineering from Instituto Tecnológico Buenos Aires in 1985. He began his career at McDonald’s in 1986 as Project Manager and after two years was promoted to Development Manager. He also held the positions of Development Director and Development Vice President before becoming Managing Director for Argentina.

Nino Rotondi.  Mr. Rotondi, 51, is our Divisional President in the Caribbean and was, prior to his appointment as such, McDonald’s Chief Operating Officer in Brazil. He graduated with a degree in Civil Engineering from Metropolitan University, Venezuela in 1983. He began his career at McDonald’s in 1998 and held the positions of Operations Director, Managing Director and President for Venezuela and President for the Andean region.

Roberto Ortiz.  Mr. Ortiz, 56, is the Company’s Divisional President in NOLAD. He is experienced in the consumer industry, having served as General Manager in Colombia for Panamco. He graduated with a degree in Economics from San Buenaventura University, Cali, Colombia in 1978. He has over 24 years of experience in the retail industry, beginning his career in 1978 at Coca-Cola de Colombia. In 1993, he was appointed as Operations Vice President and Executive Vice President of Panamco in Colombia.

Marcelo Rabach. Mr. Rabach, 41, is our Vice President of Operations Development, and was, prior to his appointment as such, Divisional President in Brazil since 2008. He graduated with a degree in Business Administration from Universidad Argentina de la Empresa in 2002. He began his career at McDonald’s Argentina in 1990 and has over 17 years of line operations experience, starting as a crew employee and steadily advancing into larger operational roles. From 1999 until his appointment as McDonald’s Chief Operating Officer in Venezuela in 2005, Mr. Rabach was responsible for the operations, real estate, construction, human resources, local store marketing, and training and franchising of a region within Argentina, holding the positions of Operations Manager and Operations Director. He was the Chief Operating Officer in Venezuela from 2005 until 2008.

Sebastian Magnasco.  Mr. Magnasco, 42, is our Vice President of Development and served, prior to his appointment as such, in the same capacity in SLAD. He graduated with a degree in Engineering from Instituto Tecnológico Buenos Aires, in 1990. He began his career at McDonald’s in 1994 and held the positions of Real Estate & Equipment Director of Argentina and IT, Real Estate and Equipment Director of Argentina until his appointment as Vice President of Development of SLAD in 2005.

Raul Mandía.  Mr. Mandía, 50, is our Vice President of Marketing and served, prior to his appointment as such, in the same capacity in SLAD. He graduated with a degree in Accounting from Northern Virginia Community College, Virginia in 1988. He began his career at McDonald’s in 1991 as Finance Manager in Uruguay. In 2000, he became Director of Operations, Learning and Development in the Latin American group of McDonald’s corporate headquarters, and in 2002 he returned to McDonald’s Uruguay as Managing Director until he was appointed as Vice President of Marketing of SLAD in 2005.

Pablo Rodriguez de la Torre.  Mr. Rodriguez, 47, joined the Company in April 2008 as Vice President of Human Resources. Mr. Rodriguez started his professional career in 1985 working for the Argentinean law firm Estudio Costa & Asociados, specializing in labor law after having graduated with a degree in Law from Buenos Aires University in 1988. In 1999, Mr. Rodriguez joined Internet operator UOL International, where he held different senior positions, mainly in Human Resources, dealing with the company’s operations in the major Latin American countries, including assignments in Brazil and Mexico. In 2002, he joined Starwood Hotels & Resorts Worldwide Inc. as Vice President of Human Resources Latin America, based in Miami, where he stayed until joining Arcos Dorados.

Flavia Vigio.  Ms. Vigio, 42, is our Vice President of Communications. She graduated with a degree in Journalism from Pontifícia Universidade Católica in Rio de Janeiro. She is responsible for the areas of Media and Public Relations, Government Relations, Internal Communication, Corporate Citizenship, Customer Relations and Crisis Management for the region. Prior to her appointment as such, she was responsible for communications in Brazil. At the beginning of her career, Flavia spent five years living in Milan, Italy, where she worked as a Public Relations Supervisor at Prima Classe, a leather goods retailer. She began her McDonald’s career as the Internal Communications Manager in Brazil in 2002.

Horacio Sbrolla.  Mr. Sbrolla, 49, is our Vice President of Supply Chain and served, prior to his appointment as such, in the same capacity in SLAD. He graduated with a degree in Industrial Engineering from Instituto Tecnológico Buenos Aires, in 1986. He began his career at McDonald’s in 1988 as Equipment Manager of Argentina. In 2001, he became the Regional Leader for the implementation of the “ERP” solution within all Latin American markets and since 2002 was the Managing Director of Chile until his appointment as Vice President of Supply Chain of SLAD in 2005.

Marlene Fernandez.  Ms. Fernandez, 50, was recently appointed our Vice President of Government Relations. Prior to joining us in 2009, she served as Executive Director of the Gallup Organization in Latin America and held various governmental positions, including member of Bolivia’s Chamber of Deputies, Bolivian Ambassador to the United States and Permanent Representative to the Organization of American States in Washington, D.C., the European Union and Italy. Ms. Fernandez graduated with a  degree in Communications and Public Relations from John F. Kennedy University in Buenos Aires. She holds a Master of Science with a specialization in broadcast journalism from Boston University and has completed doctorate courses at Harvard University in Law and Diplomacy, Strategic Communications, Conflict Resolution and Negotiations in Conflict Areas.

B.    Compensation

Long-term and Equity Incentive Plans

We implemented a long-term incentive plan in 2008 to reward certain employees for the success of our business. In accordance with this plan, we historically granted phantom equity units, called CADs, annually to certain employees, pursuant to which such employees are entitled to receive, upon vesting, a cash payment equal to the appreciation in the fair value of the award over the base value of the award. In 2011, our Board approved the use of the Company’s market capitalization following our initial public offering as the metric used to determine the Company’s fair market value under this incentive plan in place of the existing formula used to determine the current value of the awards. The CADs vest over a five-year period, subject to continued employment with us, as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. The right is cumulative and, once it has become exercisable, it may be exercised during a quarterly window period in whole or in part until the date of termination, which occurs at the fifth anniversary of the grant date. Any outstanding CADs at the date of termination will be automatically settled by us.

In March 2011, we adopted our Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of our business. This plan replaces our 2008 long-term incentive plan discussed above, although the CADs that have already been granted will remain outstanding until their respective termination dates. Like our 2008 long-term incentive plan, the 2011 Plan is being used to reward certain employees for the success of our business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of share (also referred to as stock) options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by our Board.

Pursuant to the 2011 Plan, on April 14, 2011, the first trading day of our class A shares on the NYSE, we made the annual grants for 2011 to certain of our executive officers and other employees. The grants included 231,455 restricted share units and 833,388 stock options that will vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. In addition, on April 14, 2011, we granted special awards of restricted share units and stock options to certain of our executive officers and other employees in connection with our initial public offering. The special grant included 782,137 restricted share units and 1,046,459 stock options that will vest 1/3 on each of the second, third and fourth anniversaries of the grant date. With respect to all of the grants made on April 14, 2011, each stock option represents the right to acquire one class A share at a strike price of $21.20 (the closing price on the date of grant), while each restricted share unit represents the right to receive one class A share, when vested.

We intend to make the 2012 annual grant under the 2011 Plan during the second quarter of 2012.

The maximum number of shares that may be issued under the 2011 Plan, including the 2011 awards and the special awards mentioned above, is 5,238,235 class A shares, equal to 2.5% of our total outstanding class A and class B shares immediately following our initial public offering on April 14, 2011.

Compensation of Directors and Officers

General

The approximate aggregate annual total cash compensation for our 15 officers was $13.1 million in 2011. In 2011, we approved annual compensation for our non-executive directors of $140,000 each, payable 50% in cash and 50% in stock options. The cash payments corresponding to services performed in 2011 were paid in 2011 and 2012 and the stock options will be granted during the second quarter of 2012, at the same time that we make the 2012 annual grant under the 2011 Plan described above. Terms of the stock options will be determined in accordance with market practice and will be reviewed by our compensation committee. We have not entered into any service contracts with our directors to provide for benefits upon termination of employment.

Award Right Granted to our CEO

We entered into an agreement with our CEO in 2008, pursuant to which he was entitled to receive a cash payment equal to 1% of the fair market value of the Company upon the occurrence of certain events, including an initial public offering or a change of control. The vesting period for this award was accelerated upon completion of our initial public offering. As a result of the initial public offering, on April 14, 2011 we settled the award in cash for $34.0 million.

C.    Board Practices

Our Committees

Audit Committee

Our audit committee consists of two directors: Mr. Chu and Mr. Vélez. Mr. Chu and Mr. Vélez are independent within the meaning of the SEC and NYSE corporate governance rules. Our board of directors has determined that Mr. Chu and Mr. Vélez are “audit committee financial experts” as defined by the SEC.

In accordance with the U.S. federal securities laws and NYSE listing requirements applicable to foreign private issuers, such as us, which require that each member of our audit committee be independent within one year from the date of effectiveness of the registration statement filed in connection with our initial public offering, Ms. Franqui resigned from our audit committee on April 7, 2012. We intend to appoint a new director who will also serve as the third independent member of the audit committee.

The charter of the audit committee states that the purpose of the audit committee is to assist the board of directors in its oversight of:

•	the integrity of our financial statements;

•	the annual independent audit of our financial statements, the engagement of the independent auditor and the evaluation of the qualifications, independence and performance of our independent auditor;

•	the performance of our internal audit function; and

•	our compliance with legal and regulatory requirements.

Compensation Committee

Our compensation committee will consist of Mr. Staton, Mr. Hernández-Artigas and Ms. Franqui. Pursuant to its charter, the compensation committee is responsible for, among other things:

•
approving corporate goals and objectives relevant to compensation, evaluating the performance of executives in light of such goals and objectives and recommending compensation based on such evaluation, recommending any long-term incentive component of compensation and approving the compensation of our executive officers;

•	reviewing and reporting to the board of directors on our management succession plan and on compensation for directors;

•	evaluating our compensation and benefits policies; and

•	reporting to the board periodically.

D.           Employees

Our employees are a crucial component of our customers’ restaurant service experience. As such, we consistently train our employees to deliver fast and friendly service through a series of training programs. We support our McDonald’s-based training programs with an extensive set of quality controls throughout production, processing and distribution and also in our restaurants, where we monitor restaurant managers’ performance and use ongoing external customer satisfaction opportunity reports that analyze key operating indicators.

Our employees can be divided into three different categories: crew, restaurant managers and professional staff. Due to the different tasks of each of these categories of employees, turnover rates differ significantly. Crew turnover is considerably higher than turnover for managers and professional staff.

As of December 31, 2011, we had a total of approximately 91,482 employees throughout the Territories. Of this number, 83% were crew, 14% were restaurant managers and the remainder were professional staff. Approximately 45% of our employees were located in Brazil.

We employ both full time and part time employees in Brazil. Some of those employees, in particular students, minors and other similar employees, work schedules of less than 180 hours a month. Brazilian law requires that employers provide a minimum monthly wage based on a 180 hour month to all employees other than those that work less than 180 hours and certain excepted classes including students and minors. We plan to change our method of scheduling work hours for our employees in Brazil such that each employee will be required to work a minimum of 180 hours a month and will therefore receive the full monthly minimum wage regardless of whether the employee is required by law to be paid the full monthly minimum wage. We do not believe that these changes will have any material adverse impact on our operating costs and expenses. Brazil's lower house of Congress was scheduled to hold a hearing to discuss our salary policy in Brazil, but that hearing has been postponed until May 2012.

The following table illustrates the distribution of our employees by division and employee category as of December 31, 2011.

Division	Crew	Restaurant Managers	Professional Staff	Total
Brazil	34,070	6,282	504	40,856
Caribbean division	4,899	632	164	5,695
NOLAD	9,292	1,762	284	11,338
SLAD	28,085	4,426	598	33,109
Corporate and other	—	—	484	484
Total	76,346	13,102	2,034	91,482

Restaurant managers are responsible for the daily management of our restaurants. As such, we have a comprehensive training program for them that is focused on customer management practices, food preparation and other operational procedures. Standards are taught and continuously reinforced through the use of such training programs. We also use performance measurements on a continual basis, both internally and externally in connection with all our restaurants. Our internal on-site visit restaurant operations improvement process evaluates operational standards, which are compared globally to assure continuous improvement. We also contract third parties, which we refer to as third-party shoppers, to visit our restaurants anonymously and report on our performance. Our external third-party shopper measurements and customer satisfaction opportunity reports help maintain our competitiveness. In addition, Hamburger University provides restaurant managers, mid-managers and owner/operators with training on best practices in different aspects of our business. In 2011, 22,265 people attended different courses or events at Hamburger University in areas such as restaurant and customer management, sales and accounting.

The role performed by our crew is of critical importance in our interactions with our customers. Employee relations are thus key to maintaining the level of motivation and enthusiasm on the part of our crew that help differentiate our restaurants from those of our competitors. In 2011, the Great Place to Work Institute recognized us as being among the 50 best companies to work for in Argentina, Brazil, Colombia, Mexico, Peru, Uruguay Venezuela, Panama and Costa Rica. In 2010, we led the “Súper Empresas” (Super Companies) ranking in Mexico by the Expansión/CNN magazine and the Great Place to Work Institute recognized us as being among the 50 best companies to work for in Argentina, Brazil, Colombia, Costa Rica, Panama, Peru and Uruguay. In addition, in 2009 we were recognized as one of the “20 Mejores Patronos” (20 Best Employers) in Puerto Rico by Aon Hewitt, El Nuevo Día, PricewaterhouseCoopers and Gaither International.

Although we have unions in some of our most important markets, including Brazil, Argentina and Mexico, the unions do not have an active role in the restaurants. In these markets, the restaurant industry is unionized by law.

E.     Share Ownership

The following table presents the beneficial ownership of our shares owned by our directors and officers as of the date of this annual report. Other than those persons listed below, none of our directors or officers beneficially own any of our shares.

Shareholder	Class A Shares	Percentage of Outstanding Class A Shares	Class B Shares	Percentage of Outstanding Class B Shares	Total Economic Interest	Total Voting Interest(1)
Los Laureles Ltd.(2)(3)	—	—	80,000,000	100.0%	38.2%	75.5%
Woods Staton(3)	3,782,424	2.92%	—	—	1.8%	0.7%
Sergio Alonso	*	*	—	—	*	*
Germán Lemonnier	*	*	—	—	*	*
Annette Franqui	*	*	—	—	*	*
Carlos Hernandez	*	*	—	—	*	*
Juan David Bastidas	*	*	—	—	*	*
José Valledor Rojo	*	*	—	—	*	*
José Fernandez	*	*	—	—	*	*
Nino Rotondi	*	*	—	—	*	*
Roberto Ortiz	*	*	—	—	*	*
Marcelo Rabach	*	*	—	—	*	*
Sebastian Magnasco	*	*	—	—	*	*
Raul Mandía	*	*	—	—	*	*
Pablo Rodriguez de la Torre	*	*	—	—	*	*
Flavia Vigio	*	*	—	—	*	*
Horacio Sbrolla	*	*	—	—	*	*
Marlene Fernandez	*	*	—	—	*	*

*	Each of these directors and officers beneficially owns less than 1% of the total number of outstanding class A shares.

(1)	Class A shares are entitled to one vote per share and class B shares are entitled to five votes per share.

(2)	Los Laureles Ltd. is beneficially owned by Mr. Staton, our Chairman and CEO. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.”

(3)
In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Staton beneficially owns class A shares through direct and indirect ownership. On a combined basis, Mr. Staton is the beneficial owner of an aggregate of 40.0% of our total economic interests and 76.3% of our total voting interests.

As of the date of this annual report, our 15 officers had been granted a total of 700,429 restricted stock units and 1,153,188 options at an exercise price of $21.20 per share pursuant to the 2011 Plan. For more information, see “—B. Compensation—Long-term and Equity Incentive Plans” above. Our non-executive directors have not received any restricted stock units or options.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue a maximum of 420,000,000 class A shares, no par value per share, and 80,000,000 class B shares, no par value per share. Each of our class A shares entitles its holder to one vote. Each of our class B shares entitles its holder to five votes. Los Laureles Ltd., our controlling shareholder, owns 38.2% of our issued and outstanding share capital, and 75.5% of our voting power by virtue of its ownership of 100% of our class B shares. The following table presents the beneficial ownership of our shares as of the date of this annual report:

Shareholder	Class A Shares	% of Outstanding Class A Shares		Class B Shares	% of Outstanding Class B Shares	Total Economic Interest		Total Voting Interest(1)
Los Laureles Ltd(2)(3).	—	—		80,000,000	100.0%	38.2%		75.5%
Woods Staton(3)	3,782,424	2.9%		—	—	1.8%		0.7%
FMR LLC(4)	19,429,411	15.0%		—	—	9.3%		3.7%
Scout Capital Management L.L.C., Adam Weiss and James Crichton(5)	14,262,000	11.0%		—	—	6.8%		2.7%
Capital World Investors(6)	7,679,000	5.9%		—	—	3.7%		1.5%
Other	546,666	0.4%		—	—	0.3%		0.1%
Public	83,829,911	64.7%		—	—	40.0%		15.8%
Total	129,529,412	100.0	%(7)	80,000,000	100.0%	100.0	%(7)	100.0%

(1)	Class A shares are entitled to one vote per share and class B shares are entitled to five votes per share.

(2)
The address of Los Laureles Ltd. is 325 Waterfront Drive, Omar Hodge Building, 2nd Floor, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Los Laureles Ltd. is beneficially owned by Mr. Staton, our Chairman and CEO. Los Laureles Ltd. established a voting trust with respect to the voting interests in us held by Los Laureles Ltd. Los Laureles Ltd.  is the beneficiary of the voting trust. See “—Los Laureles Ltd.”

(3)
In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Staton beneficially owns class A shares through direct and indirect ownership. On a combined basis, Mr. Staton is the beneficial owner of an aggregate of 40.0% of the total economic interests of Arcos Dorados and 76.3% of its total voting interests.

(4)
FMR LLC filed with the SEC a Schedule 13G dated May 9, 2011. Based solely on the disclosure set forth in the Schedule 13G, FMR LLC (through its affiliates) has sole dispositive power with respect to 19,429,411 class A shares, sole voting power with respect to 78,700 class A shares and shared dispositive and shared voting power with respect to no shares. FMR LLC’s address is 82 Devonshire Street, Boston, Massachusetts 02109.

(5)
Scout Capital Management, L.L.C., Adam Weiss and James Crichton filed with the SEC a Schedule 13G/A dated February 14, 2012. Based solely on the disclosure set forth in the Schedule 13G/A, Scout Capital Management, L.L.C., Mr. Weiss and Mr. Crichton have shared dispositive power with respect to 14,262,000 shares, shared voting power with respect to 14,262,000 shares and sole dispositive and sole voting power with respect to no shares. The address of Scout Capital Management, L.L.C. and Mr. Crichton is 640 Fifth Avenue, 22nd Floor, New York, New York 10019. The address of Mr. Weiss is 160 Forest Avenue, Palo Alto, California 94301.

(6)
Capital World Investors, a division of Capital Research and Management Company (CRMC), filed with the SEC a Schedule 13G dated February 8, 2012. Based solely on the disclosure set forth in the Schedule 13G, Capital World Investors has sole voting power with respect to 7,679,000 shares, sole dispositive power with respect to 7,679,000 shares and shared voting power and shared dispositive power with respect to no shares. The address of Capital World Investors is 333 South Hope Street, Los Angeles, CA 90071.

(7)	Does not sum due to rounding.

Los Laureles Ltd.

Los Laureles Ltd. is our controlling shareholder and is beneficially owned by Mr. Staton, our Chairman and CEO. Los Laureles Ltd. currently owns 38.2% of the economic interests of Arcos Dorados and 75.5% of its voting interests. Los Laureles Ltd. has established a voting trust with respect to the voting interests in us held by Los Laureles Ltd. Los Laureles Ltd. is the beneficiary of the voting trust. The voting trust exercises the vote of the class B shares through a voting committee which consists of only Mr. Staton. The decision of the voting committee must be approved by Los Laureles (PTC) Limited, a British Virgin Islands company that is a wholly-owned subsidiary of Los Laureles Limited. Mr. Staton is the sole director of Los Laureles (PTC) Limited. Without the consent of McDonald’s, Mr. Staton may add any one or more of his descendants, certain other relatives, any board member of Arcos Dorados and the chief executive officer, chief operating officer or chief financial officer of Arcos Dorados to the committee.

Following Mr. Staton’s death or during Mr. Staton’s incapacity, the voting committee will consist of (1) certain officers or directors of Arcos Dorados, (2) certain descendants of Mr. Staton or their representatives, and (3) other persons appointed by Los Laureles Ltd., subject to McDonald’s consent if such person is not one of Mr. Staton’s descendants and is not the chief executive officer, chief operating officer or chief financial officer of Arcos Dorados. For the first five years from the date of the execution of the voting trust, the officers and directors of Arcos Dorados on the voting committee will have the tie-breaking vote (if any). Thereafter, Mr. Staton’s descendants will have the tie-breaking vote.

Significant Changes in Ownership by Major Shareholders

We have recently experienced significant changes in the percentage ownership held by major shareholders as a result of our initial public offering and follow-on offering. Prior to our initial public offering in April 2011, our principal shareholders were Los Laureles Ltd. (40.0% economic, 76.9% voting), Gavea Investment AD, L.P. (26.1% economic, 10.0% voting) and investment funds controlled by Capital International, Inc. (20.4% economic, 7.9% voting) and DLJ South American Partners L.L.C. (through its affiliates) (13.2% economic, 5.1% voting).

On April 19, 2011, we completed our initial public offering and listed our class A shares on the New York Stock Exchange. In the initial public offering, we sold 9,529,412 class A shares and Gavea Investment AD, L.P. and investment funds controlled by Capital International, Inc. and DLJ South American Partners L.L.C. (through its affiliates) sold 74,977,376 class A shares, including 11,022,624 class A shares sold to the underwriters pursuant to the underwriters’ over-allotment option.  On October 25, 2011, we completed a follow-on offering in which Gavea Investment AD, L.P. and investment funds controlled by Capital International, Inc. and DLJ South American Partners L.L.C. (through its affiliates) sold the remainder of their shareholdings.

As of April 12, 2012, there were five class A shareholders of record. We believe the number of beneficial owners is substantially greater than the number of record holders because a large portion of class A shares is held in “street name” by brokers.

B.    Related Party Transactions

Letter of Credit

As security for the performance of our obligations under the MFAs, we obtained an irrevocable standby letter of credit in favor of McDonald’s in an amount of $65.0 million, issued by Credit Suisse acting as issuing bank. Credit Suisse owns 49% of the general partner and is a limited partner of DLJ South American Partners L.L.C., which through its affiliates controlled two of our founding private equity shareholders. We believe that the terms of the transaction are consistent with those that could have been obtained in a comparable arm’s-length transaction with an unrelated party.

Axionlog Split-off

We recently effected a split-off of Axionlog (formerly known as Axis) to our principal shareholders. The split-off was effected through the redemption of 41,882,966 shares (25,129,780 class A shares and 16,753,186 class B shares). As consideration for the redemption, the Company transferred to its principal shareholders its equity interests in the operating subsidiaries of the Axionlog business totaling a net book value of $15.4 million and an equity contribution that was made to the Axionlog holding company amounting to $29.8 million. Following the redemption, Los Laureles Ltd. acquired the Axionlog shares held by Gavea Investment AD, L.P. and investment funds controlled by Capital International, Inc and DLJ South American Partners L.L.C. (through its affiliates). The split-off of Axionlog did not have a material effect on our results of operations or financial condition.

We recently entered into a master commercial agreement with Axionlog on arm’s-length terms pursuant to which Axionlog will continue to provide us with distribution services in Argentina, Chile, Colombia, Mexico and Venezuela. We are currently negotiating the local arrangements within these markets. On November 9, 2011, we entered into a revolving loan agreement with Axionlog B.V. (formerly known as Axis Distribution B.V.), a holding company of the Axionlog business, pursuant to which we agreed to lend Axionlog the total sum of $12.0 million at an interest rate of LIBOR plus 6%. This revolving loan facility will mature on November 7, 2016.  No disbursements have been made under this revolving loan facility. In addition, we maintain guarantee deposits for the benefit of certain of Axionlog’s suppliers consisting of payments made to them as collateral for the outstanding obligations of Axionlog to these suppliers. In the event that Axionlog does not pay a supplier by the date set forth in the relevant agreement, the guarantee deposit will be released to the supplier and we will have the right to seek reimbursement from Axionlog of the amount released. Neither fees nor interest are charged under this agreement with Axionlog. As of December 31, 2011, the outstanding amount of these guarantee deposits was $16.1 million. See Note 25 to our consolidated financial statements for details of the outstanding balances and transactions as of and for the fiscal year ended December 31, 2011.

In February and March 2012, we assumed and settled certain obligations in the amounts of $1.3 million and $0.3 million, respectively, that Axionlog had with certain suppliers. We received neither fees nor interest in connection with these transactions.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Financial statements

See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with U.S. GAAP.

Legal Proceedings

Puerto Rican Franchisees

In January 2007, several Puerto Rican franchisees filed a lawsuit against McDonald’s and certain subsidiaries, which we purchased in the Acquisition. The lawsuit was filed before the Puerto Rico Court of First Instance in San Juan, Puerto Rico and originally sought declaratory judgment and damages in the amount of $11 million plus plaintiffs’ attorney fees. In January 2008, the plaintiffs filed an amended complaint that increased the amount of damages sought to $66.7 million plus plaintiffs’ attorneys’ fees. The complaint, as amended, requests that the court declare that the plaintiffs’ respective franchise agreements and contractual relationships with McDonald’s Corporation, which agreements and relationships were assigned or otherwise transferred to us as part of the Acquisition, are governed by the Dealers’ Act of Puerto Rico, or Law 75, a Puerto Rican law that limits the grounds under which a principal may terminate or refuse to renew a distribution contract. The complaint also seeks preliminary and permanent injunctions to restrict us from declining to renew the plaintiffs’ agreements except for just cause, and to prohibit us from opening restaurants or kiosks within a 3-mile radius of a franchisee’s restaurant. In September 2008, we filed a counter-suit requesting the termination of the franchise agreements with these franchisees due to several material breaches. On December 23, 2010, the Commissioner assigned by the Court of First Instance to this case issued a resolution holding that Law 75 applies to the parties’ commercial relationship. On July 20, 2011, the Court of First Instance adopted the Commissioner’s determination with respect to the application of Law 75. This determination is an interlocutory determination that defines the legislation applicable to the franchisee rights and obligations. On August 26, 2011, we appealed the decision of the Court of First Instance by means of a certiorari to the Court of Appeals. We are still in the discovery phase with respect to the evidentiary part of this litigation. If we do not prevail on the non-applicability of Law 75 to the franchise agreements, the franchisees will still need to demonstrate and prove that the franchisor has breached their respective contracts. Therefore, no provision has been recorded regarding this lawsuit because we believe that a final negative resolution has a low probability of occurrence.

In October and November of 2010, two bills were introduced in the Puerto Rico Legislature that seek to regulate franchise agreements. Among other goals, these bills (like Law 75 in the case of distribution agreements) limit the grounds under which a franchisor may terminate or refuse to renew a franchise agreement. The bills are in the early stages of consideration by the Legislature, and no hearings or votes have been scheduled. We expect that the Legislature will reach a final decision on this bill by the end of this legislative session.

Retained Lawsuits and Contingent Liabilities

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of December 31, 2011 we maintained a provision for contingencies amounting to $71.9 million ($91.7 million as of December 31, 2010), which is disclosed net of judicial deposits amounting to $6.9 million ($27.4 million as of December 31, 2010) that we were required to make in connection with the proceedings. As of December 31, 2011, the net amount of $65.0 million was disclosed as follows: $42.0 million as a current liability and $23.1 million as a non-current liability.

Pursuant to the Acquisition, McDonald’s Corporation indemnifies us for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisee lawsuit.

Regarding contingencies in Brazil, at the end of fiscal year 2010 we decided to take advantage of Brazilian law No. 11941, which amended the federal tax legislation to permit the entering into of amnesty plans to settle existing contingencies in installments with benefits derived from the waiver of fines and a portion of accrued interest. The law also allows the use of tax loss carryforwards to settle the portion of interest not waived. We agreed with McDonald’s Corporation to include in our amnesty plan with the Brazilian government most of the contingencies indemnified by them, using our tax loss carryforwards to settle the interest and receiving a cash payment from McDonald’s equal to the principal plus 50% of the interest. See Note 17 to our consolidated financial statements for more details. As of December 31, 2011, the current asset in respect of McDonald’s Corporation’s indemnity amounting to $23.7 million represented the amount of cash to be received as a result of the abovementioned agreement.

As of December 31, 2011, the provision for contingencies included $12.1 million related to Brazilian claims that are covered by the indemnification agreement. As a result, we have recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in our consolidated balance sheet.

Other Proceedings

In addition to the matters described above, we are from time to time subject to certain claims and party to certain legal proceedings incidental to the normal course of our business. In view of the inherent difficulty of predicting the outcome of legal matters, we cannot state with confidence what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings and believe that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on our business, financial condition, or results of operations. However, in light of the uncertainties involved in these claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us; as a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and the level of our income for that period.

Dividends and Dividend Policy

On March 23, 2011, we declared a dividend of $12.5 million with respect to our results of operations for fiscal year 2010, which was paid in full on April 1, 2011. On June 3, 2011, we declared a dividend of $12.5 million with respect to our results of operations for fiscal year 2010, which was paid in full on July 6, 2011. On September 13, 2011, we declared a dividend totaling $12.5 million, which was paid in full on October 5, 2011. On December 14, 2011, we declared a dividend totaling $12.5 million, which was paid in full on December 30, 2011. Other than these four dividends, the only other dividend we have declared since the Acquisition is a $40 million dividend with respect to our results of operations for fiscal year 2009, which has been paid in full.

On April 20, 2012, our Board of Directors intends to declare a dividend in the aggregate amount of approximately U.S.$50 million, which will be payable in four equal installments during 2012 to holders of record on dates to be specified in the future.  No assurances can be given that any such dividend will in fact be declared or whether the payment dates for the four equal installments will actually occur in 2012.

Our board of directors will consider the legal requirements with regard to our net income and retained earnings and our cash flow generation, targeted leverage ratios and debt covenant requirements in determining the amount of dividends to be paid, if any. Dividends may only be paid in accordance with the provisions of our memorandum and articles of association and Section 57 of the BVI Business Companies Act, 2004 (as amended) and after having fulfilled our capital expenditures program and after satisfying our indebtedness and liquidity thresholds, in that order. Pursuant to our memorandum and articles of association, all dividends unclaimed for three years after having been declared may be forfeited by a resolution of directors for the benefit of the Company.

B.    Significant Changes

None.

ITEM 9.  THE OFFER AND LISTING

A.    Offering and Listing Details

The following table shows the quarterly range of the high and low per share closing sales price for our class A shares as reported by the New York Stock Exchange.

	Low	High
Year Ended December 31, 2011
Second Quarter (since April 14, 2011)	$20.15	$24.73
Third Quarter	19.98	28.52
Fourth Quarter	19.55	25.74
Year Ended December 31, 2012
First Quarter	17.85	22.94

Month Ended:
October 31, 2011	21.70	25.74
November 30, 2011	19.55	22.75
December 31, 2011	19.77	22.67
January 31, 2012	17.85	21.91
February 29, 2012	20.49	22.94
March 31, 2012	18.03	20.87
April 30, 2012 (through April 16)	17.97	18.87

B.    Plan of Distribution

Not applicable.

C.    Markets

On April 19, 2011, we completed our initial public offering and listed our class A shares on the New York Stock Exchange, or NYSE. Our class A shares are listed on the NYSE under the symbol “ARCO.”  For information regarding the price history of our class A shares, see “—A. Offering and Listing Details.”

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.     Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

General

We are a British Virgin Islands company incorporated with limited liability and our affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law, including the BVI Business Companies Act, 2004, or the BVI Act.

Our company number in the British Virgin Island is 1619553. As provided in sub-regulation 4.1 of our memorandum of association, subject to British Virgin Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction and, for such purposes, full rights, powers and privileges. Our registered office is at Maples Corporate Services (BVI) Limited, Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

The transfer agent and registrar for our class A and class B shares is Continental Stock Transfer & Trust Company, which maintains the share registrar for each class in New York, New York.

As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue up to 420,000,000 class A shares and 80,000,000 class B shares. As of the date of this annual report, 129,529,412 class A shares and 80,000,000 class B shares were issued, fully paid and outstanding.

The maximum number of shares that we are authorized to issue may be changed by resolution of shareholders amending our memorandum and articles of association. Shares may be issued from time to time only by resolution of shareholders.

Our class A shares are listed on the New York Stock Exchange under the symbol “ARCO.”

The following is a summary of the material provisions of our memorandum and articles of association.

Class A Shares

Holders of our class A shares may freely hold and vote their shares.

The following summarizes the rights of holders of our class A shares:

•	each holder of class A shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors;

•	holders of class A shares vote together with holders of class B shares;

•	there are no cumulative voting rights;

•
the holders of our class A shares are entitled to dividends and other distributions, pari passu with our class B shares, as may be declared from time to time by our board of directors out of funds legally available for that purpose, if any, and pursuant to our memorandum and articles of association, all dividends unclaimed for three years after having been declared may be forfeited by a resolution of directors for the benefit of the Company;

•
upon our liquidation, dissolution or winding up, the holders of class A shares will be entitled to share ratably, pari passu with our class B shares, in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities; and

•
the holders of class A shares have preemptive rights in connection with the issuance of any securities by us, except for certain issuances of securities by us, including (i) pursuant to any employee compensation plans; (ii) as consideration for (a) any merger, consolidation or purchase of assets or (b) recapitalization or reorganization; (iii) in connection with a pro rata division of shares or dividend in specie or distribution; or (iv) in a bona fide public offering that has been registered with the SEC, but they are not entitled to the benefits of any redemption or sinking fund provisions.

Class B Shares

All of our class B shares are owned by Los Laureles Ltd. Holders of our class B shares may freely hold and vote their shares.

The following summarizes the rights of holders of our class B shares:

•	each holder of class B shares is entitled to five votes per share on all matters to be voted on by shareholders generally, including the election of directors;

•	holders of class B shares vote together with holders of class A shares;

•	class B shares may not be listed on any U.S. or foreign national or regional securities exchange or market;

•	there are no cumulative voting rights;

•
the holders of our class B shares are entitled to dividends and other distributions, pari passu with our class A shares, as may be declared from time to time by our board of directors out of funds legally available for that purpose, if any, and pursuant to our memorandum and articles of association, all dividends unclaimed for three years after having been declared may be forfeited by a resolution of directors for the benefit of the Company;

•
upon our liquidation, dissolution or winding up, the holders of class B shares will be entitled to share ratably, pari passu with our class A shares, in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities;

•
the holders of class B shares have preemptive rights in connection with the issuance of any securities by us, except for certain issuances of securities by us, including (i) pursuant to any employee compensation plans; (ii) as consideration for (a) any merger, consolidation or purchase of assets or (b) recapitalization or reorganization; (iii) in connection with a pro rata division of shares or dividend in specie or distribution; or (iv) in a bona fide public offering that has been registered with the SEC, but they are not entitled to the benefits of any redemption or sinking fund provisions;

•	each class B share is convertible into one class A share at the option of the holder at any time, subject to the prior written approval of McDonald’s; and

•
each class B share will convert automatically into one class A share at such time as the holders of class B shares cease to hold, directly or indirectly, at least 20% of the aggregate number of outstanding class A and class B shares.

Limitation on Liability and Indemnification Matters

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent director would exercise in comparable circumstances. Our memorandum and articles of association provide that, to the fullest extent permitted by British Virgin Islands law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. This limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

Our memorandum and articles of association provide that we shall indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings or suits. We may pay any expenses, including legal fees, incurred by any such person in defending any legal, administrative or investigative proceedings in advance of the final disposition of the proceedings. If a person to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors, officers, employees, agents or liquidators against any liability asserted against them and incurred by them in that capacity, whether or not we have or would have had the power to indemnify them against the liability as provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Shareholders’ Meetings and Consents

The following summarizes certain relevant provisions of British Virgin Islands laws and our articles of association in relation to our shareholders’ meetings:

•
the directors of the Company may convene meetings of shareholders at such times and in such manner and places within or outside the British Virgin Islands as the directors consider necessary or desirable; provided, that at least one meeting of shareholders be held each year;

•
upon the written request of shareholders entitled to exercise 30 percent or more of the voting rights in respect of the matter for which the meeting is requested, the directors are required to convene a meeting of the shareholders. Any such request must state the proposed purpose of the meeting;

•
the directors convening a meeting must give not less than ten days’ notice of a meeting of shareholders to: (i) those shareholders whose names on the date the notice is given appear as shareholders in the register of members of our company and are entitled to vote at the meeting, and (ii) the other directors;

•
a meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares that such shareholder holds;

•	a shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder;

•
a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of shareholders to be considered at the meeting;

•
if within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall be adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other date, time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved. Notice of the adjourned meeting need not be given if the date, time and place of such meeting are announced at the meeting at which the adjournment is taken.;

•
a resolution of shareholders is valid (i) if approved at a duly convened and constituted meeting of shareholders by the affirmative vote of a majority of the votes of the shares entitled to vote thereon which were present at the meeting and were voted, or (ii) if it is a resolution consented to in writing by a majority of the votes of shares entitled to vote thereon; and

•
an action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing by a majority of the votes of shares entitled to vote thereon, without the need for any notice, but if any resolution of shareholders is adopted otherwise than by unanimous written consent of all shareholders, a copy of such resolution shall forthwith be sent to all shareholders not consenting to such resolution.

We held our most recent annual shareholder meeting on April 9, 2012 in Buenos Aires, Argentina. We expect that the next meeting of shareholders will be held in March or April of 2013.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the British Virgin Islands. The corporate statutes of the State of Delaware and the British Virgin Islands in many respects are similar, and the flexibility available under British Virgin Islands law has enabled us to adopt a memorandum of association and articles of association that will provide shareholders with rights that, except as described in this annual report, do not vary in any material respect from those they would enjoy if we were incorporated under the Delaware General Corporation Law, or Delaware corporate law. Set forth below is a summary of some of the differences between provisions of the BVI Act applicable to us and the laws application to companies incorporated in Delaware and their shareholders.

Director’s Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

British Virgin Islands law provides that every director of a British Virgin Islands company in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum association or articles of association of the company.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the shareholders is required to amend the certificate of incorporation. In addition, Delaware corporate law provides that shareholders have the right to amend the bylaws, and the certificate of incorporation also may confer on the directors the right to amend the bylaws. Our memorandum of association may only be amended by a resolution of shareholders, provided that any amendment of the provision related to the prohibition against listing our class B shares must be approved by not less than 50% of the votes of the class A shares entitled to vote that were present at the relevant meeting and voted. Our articles of association may also only be amended by a resolution of shareholders.

Written Consent of Directors

Under Delaware corporate law, directors may act by written consent only on the basis of a unanimous vote. Similarly, under our articles of association, a resolution of our directors in writing shall be valid only if consented to by all directors or by all members of a committee of directors, as the case may be.

Written Consent of Shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of shareholders of a corporation may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted. As permitted by British Virgin Islands law, shareholders’ consents need only a majority of shareholders signing to take effect. Our memorandum and articles of association provide that shareholders may approve corporate matters by way of a resolution consented to at a meeting of shareholders or in writing by a majority of shareholders entitled to vote thereon.

Shareholder Proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our memorandum and articles of association provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested. Any such request must state the proposed purpose of the meeting.

Sale of Assets

Under Delaware corporate law, a vote of the shareholders is required to approve the sale of assets only when all or substantially all assets are being sold. In the British Virgin Islands, shareholder approval is required when more than 50% of the company’s total assets by value are being disposed of or sold if not made in the usual or regular course of the business carried out by the company. Under our memorandum and articles of association, the directors may by resolution of directors determine that any sale, transfer, lease, exchange or other disposition is in the usual or regular course of the business carried on by us and such determination is, in the absence of fraud, conclusive.

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved in writing by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. As permitted by British Virgin Islands law and our memorandum and articles of association, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if we have no liabilities or we are able to pay our debts as they fall due.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option, at the option of the holders of that stock or upon the happening of a specified event, provided shares with full voting power remain outstanding. The stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of the stock. As permitted by British Virgin Islands law and our memorandum and articles of association, shares may be repurchased, redeemed or otherwise acquired by us. However, the consent of the shareholder whose shares are to be repurchased, redeemed or otherwise acquired must be obtained, except as described under “—Compulsory Acquisition” below. Moreover, our directors must determine that immediately following the redemption or repurchase we will be able to pay our debts as they become due and that the value of our assets will exceed our liabilities.

Compulsory Acquisition

Under Delaware General Corporation Law § 253, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of stock of another corporation may either merge the other corporation into itself and assume all of its obligations or merge itself into the other corporation by executing, acknowledging and filing with the Delaware Secretary of State a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority shareholders of the subsidiary corporation party to the merger may have appraisal rights as set forth in § 262 of the Delaware General Corporation Law.

Under the BVI Act, subject to any limitations in a company’s memorandum or articles, members holding 90% of the votes of the outstanding shares entitled to vote, and members holding 90% of the votes of the outstanding shares of each class of shares entitled to vote, may give a written instruction to the company directing the company to redeem the shares held by the remaining members. Upon receipt of such written instruction, the company shall redeem the shares specified in the written instruction, irrespective of whether or not the shares are by their terms redeemable. The company shall give written notice to each member whose shares are to be redeemed stating the redemption price and the manner in which the redemption is to be effected. A member whose shares are to be so redeemed is entitled to dissent from such redemption, and to be paid the fair value of his shares, as described under “—Shareholders’ Rights under British Virgin Islands Law Generally” below.

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law and our memorandum of association, we may vary the rights attached to any class of shares only with the consent in writing of holders of not less than 50% of the issued shares of that class and of holders of not less than 50% of the issued shares of any other class which may be adversely affected by such variation.

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Our memorandum and articles of association provide that directors may be removed at any time, with or without cause, by a resolution of shareholders or a resolution of directors.

In addition, directors are subject to rotational retirement every three years. The initial terms of office of the Class I, Class II and Class III directors have been staggered over a period of three years to ensure that all directors of the company do not face reelection in the same year.

Mergers

Under Delaware corporate law, one or more constituent corporations may merge into and become part of another constituent corporation in a process known as a merger. A Delaware corporation may merge with a foreign corporation as long as the law of the foreign jurisdiction permits such a merger. To effect a merger under Delaware General Corporation Law § 251, an agreement of merger must be properly adopted and the agreement of merger or a certificate of merger must be filed with the Delaware Secretary of State. In order to be properly adopted, the agreement of merger must be adopted by the board of directors of each constituent corporation by a resolution or unanimous written consent. In addition, the agreement of merger generally must be approved at a meeting of stockholders of each constituent corporation by a majority of the outstanding stock of the corporation entitled to vote, unless the certificate of incorporation provides for a supermajority vote. In general, the surviving corporation assumes all of the assets and liabilities of the disappearing corporation or corporations as a result of the merger.

Under the BVI Act, two or more BVI companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent BVI company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders. One or more BVI companies may also merge or consolidate with one or more companies incorporated under the laws of jurisdictions outside the BVI, if the merger or consolidation is permitted by the laws of the jurisdictions in which the companies incorporated outside the BVI are incorporated. In respect of such a merger or consolidation a BVI company is required to comply with the provisions of the BVI Act and a company incorporated outside the BVI is required to comply with the laws of its jurisdiction of incorporation.

Shareholders of BVI companies not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum of association or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Inspection of Books and Records

Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Under British Virgin Islands law, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the British Virgin Islands Registrar of Corporate Affairs which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and records of license fees paid to date and will also disclose any articles of dissolution, articles of merger and a register of charges if the company has elected to file such a register.

A member of a company is entitled, on giving written notice to the company, to inspect:

(a)	the memorandum and articles;

(b)	the register of members;

(c)	the register of directors; and

(d)
the minutes of meetings and resolutions of members and of those classes of members of which he is a member; and to make copies of or take extracts from the documents and records referred to in (a) to (d) above. Subject to the memorandum and articles, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document, specified in (b), (c) or (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

A company is required to keep at the office of its registered agent the memorandum and articles of the company; the register of members maintained or a copy of the register of members; the register of directors or a copy of the register of directors; and copies of all notices and other documents filed by the company in the previous ten years.

Where a company keeps a copy of the register of members or the register of directors at the office of its registered agent, it is required to notify any changes to the originals of such registers to the registered agent, in writing, within 15 days of any change; and to provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept. Where the place at which the original register of members or the original register of directors is changed, the company is required to provide the registered agent with the physical address of the new location of the records within fourteen days of the change of location.

A company is also required to keep at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors determine the minutes of meetings and resolutions of members and of classes of members; and the minutes of meetings and resolutions of directors and committees of directors. If such records are kept at a place other than at the office of the company’s registered agent, the company is required to provide the registered agent with a written record of the physical address of the place or places at which the records are kept and to notify the registered agent, within 14 days, of the physical address of any new location where such records may be kept.

Conflict of Interest

Under Delaware corporate law, a contract between a corporation and a director or officer, or between a corporation and any other organization in which a director or officer has a financial interest, is not void as long as the material facts as to the director’s or officer’s relationship or interest are disclosed or known and either a majority of the disinterested directors authorizes the contract in good faith or the shareholders vote in good faith to approve the contract. Nor will any such contract be void if it is fair to the corporation when it is authorized, approved or ratified by the board of directors, a committee or the shareholders.

The BVI Act provides that a director shall, forthwith after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed because the transaction is between the company and the director himself and is otherwise in the ordinary course of business and on usual terms and conditions. As permitted by British Virgin Islands law and our memorandum and articles of association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered and sign documents on our behalf which relate to the transaction, provided that the disinterested directors consent.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by that statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that the person becomes an interested shareholder. An interested shareholder generally is a person or group who or that owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

British Virgin Islands law has no comparable provision. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that these transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Independent Directors

There are no provisions under Delaware corporate law or under the BVI Act that require a majority of our directors to be independent.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions to cumulative voting under the laws of the British Virgin Islands, but our memorandum of association and articles of association do not provide for cumulative voting.

Shareholders’ Rights under British Virgin Islands Law Generally

The BVI Act provides for remedies which may be available to shareholders. Where a company incorporated under the BVI Act or any of its directors engages in, or proposes to engage in, conduct that contravenes the BVI Act or the company’s memorandum and articles of association, the BVI courts can issue a restraining or compliance order. Shareholders can not also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for members’ remedies has also been incorporated into the BVI Act: where a shareholder of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the court for an order based on such conduct.

Any shareholder of a company may apply to court for the appointment of a liquidator of the company and the court may appoint a liquidator of the company if it is of the opinion that it is just and equitable to do so.

The BVI Act provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (a) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation, if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a redemption of 10% or fewer of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and (e) an arrangement, if permitted by the court.

Generally any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the British Virgin Islands or their individual rights as shareholders as established by the company’s memorandum and articles of association.

C.    Material Contracts

The MFAs

We received exclusive master franchising rights from McDonald’s for the Territories on August 3, 2007 when Mr. Staton, our Chairman, CEO and controlling shareholder and our founding private equity shareholders purchased McDonald’s LatAm business for $698.1 million (including $18.7 million of acquisition costs) and entered into the MFAs. Prior to the Acquisition, Mr. Staton had been the joint venture partner of McDonald’s Corporation in Argentina for over 20 years and had served as President of McDonald’s South Latin America division since 2004.

McDonald’s has a longstanding presence in Latin America and the Caribbean dating to the opening of its first restaurant in Puerto Rico in 1967. Since then, McDonald’s expanded its footprint across the region as consumer markets and opportunities arose, opening its first restaurants in Brazil in 1979, in Mexico and Venezuela in 1985 and in Argentina in 1986.

We hold our McDonald’s franchise rights pursuant to the MFA for all of the Territories except Brazil, executed on August 3, 2007, as amended and restated on November 10, 2008 and as further amended on August 31, 2010 and June 3, 2011, entered into by us, our wholly owned subsidiary Arcos Dorados Coöperatieve U.A., Arcos Dorados B.V. (or these two entities together with us collectively, the Owner Entities), LatAm, LLC, or the Master Franchisee, certain subsidiaries of the Master Franchisee, Los Laureles, Ltd. and McDonald’s. On August 3, 2007, our subsidiary Arcos Dourados Comercio de Alimentos Ltda., or the Brazilian Master Franchisee, and McDonald’s entered into the separate, but substantially identical, Brazilian MFA, which was amended and restated on November 10, 2008.

The MFAs set forth McDonald’s and our rights and obligations in respect of the ownership and operation of the McDonald’s-branded restaurants located in the Territories. The MFAs do not include the following Latin American and Caribbean countries and territories, among others: Anguilla, Antigua and Barbuda, the Bahamas, Barbados, Belize, Bolivia, the British Virgin Islands, the Cayman Islands, Cuba, Dominica, Dominican Republic, El Salvador, Grenada, Guatemala, Guiana, Haiti, Honduras, Jamaica, Montserrat, Nicaragua, Paraguay, Suriname, St. Barthélemy, St. Kitts and Nevis, St. Lucia, St. Maarten, St. Vincent and the Grenadines, Turks & Caicos Islands and the U.S. Virgin Islands, with the exception of St. Croix and St. Thomas.

The material provisions of the MFAs are set forth below.

Term

The initial term of the franchise granted pursuant to the MFAs is 20 years for all of the Territories other than French Guiana, Guadeloupe and Martinique. After the expiration of the initial term, McDonald’s may grant us an option to extend the term of the MFAs with respect to all Territories for an additional period of 10 years. The initial term of the franchise for French Guiana, Guadeloupe and Martinique is 10 years. We have the right to extend the term of the MFA with respect to French Guiana, Guadeloupe and Martinique for an additional term of 10 years.

Our Right to Own and Operate McDonald’s-Branded Restaurants

Under the MFAs, in the Territories, we have the exclusive right to (i) own and operate, directly or indirectly, McDonald’s restaurants, (ii) license and grant franchises with respect to McDonald’s-branded restaurants, (iii) adopt and use, and to grant the right and license to franchisees to adopt and use, the McDonald’s operations system in our restaurants, (iv) advertise to the public that we are a franchisee of McDonald’s, and (v) to use, and to sublicense to our franchisees the right to use the McDonald’s intellectual property solely in connection with the development, ownership, operation, promotion and management of our restaurants, and to engage in related advertising, promotion and marketing programs and activities.

Under the MFAs, McDonald’s cannot grant the rights described in clauses (i), (ii) and (iii) of the preceding paragraph to any other person while the MFAs are in effect. Notwithstanding the foregoing, McDonald’s has reserved, with respect to the McDonald’s restaurants located in the Territories, all rights not specifically granted to us, including the right, directly or indirectly, to (i) use and sublicense the McDonald’s intellectual property for all other purposes and means of distribution, (ii) sell, promote or license the sale of products or services under the intellectual property and (iii) use the intellectual property in connection with all other activities not prohibited by the MFAs.

In addition, under the MFAs, McDonald’s provides us with know-how and new developments, techniques and improvements in the areas of restaurant management, food preparation and service, and operations manuals that contain the standards and procedures necessary for the successful operation of McDonald’s-branded restaurants.

Franchise Fees

Under the MFAs, we are responsible for the payment to McDonald’s of initial franchise fees, continuing franchise fees and transfer fees.

The initial franchise fee is payable upon the opening of a new restaurant and the extension of the term of any existing franchise agreement. For Company-operated restaurants, the initial fee is based on the term remaining under the MFAs for the country in which the restaurant is located. For franchised restaurants, we receive an initial fee from the franchisee based on the term of the franchise agreement (generally 20 years), and pay 50% of this fee to McDonald’s.

The continuing franchise fee is paid, with respect to each calendar month, to McDonald’s in an amount generally equal to 7% of the U.S. dollar equivalent of the gross sales, as defined therein, of each of the McDonald’s restaurants in the Territories for that calendar month, minus, as applicable, a brand building adjustment. During the first 10 years of the MFAs, the brand building adjustment is 2% of the gross sales, for a net continuing franchise fee payment of 5% of the gross sales. During years 11 through 15 of the MFAs, the brand building adjustment will be 1% of the gross sales, for a net continuing franchise fee payment of 6%; and the brand building adjustment will be 0% thereafter, for a net continuing franchise fee payment of 7% of the gross sales. We are responsible for collecting the continuing franchise fee from our franchisees and must pay that amount to McDonald’s. In the event that a franchisee does not pay the full amount of the fee or any of our subsidiaries are unable to transfer funds to us due to currency restrictions or otherwise, we are responsible for any resulting shortfall. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—Our financial condition and results of operations depend, to a certain extent, on the financial condition of our franchisees and their ability to fulfill their obligations under their franchise agreements” and “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Latin America and the Caribbean—We are subject to significant foreign currency controls in certain countries in which we operate.”

In the event of a voluntary or involuntary transfer of any of the McDonald’s restaurants located in the Territories to a person other than a subsidiary of ours or an affiliate of one of our franchisees, we must charge a transfer fee of not less than $10,000, and must pay to McDonald’s an amount equal to 50% of the fee charged.

All payments to McDonald’s must be made in U.S. dollars, but are based on local currency exchange rates at the time of payment.

Material Breach

A material breach under the MFAs would occur if we, or our subsidiaries that are a party to the MFAs, materially breached any of the representations or warranties or obligations (not cured within 30 days after receipt of notice thereof from McDonald’s) relating to or otherwise in connection with any aspect of the master franchise business, the franchised restaurants or any other matter in or affecting any one or more Territories. The following events, among others, constitute a material breach under the MFAs: our non-compliance with anti-terrorism or anti-corruption policies and procedures required by applicable law; our bankruptcy, insolvency, voluntary filing or filing by any other person of a petition in commercial insolvency; our conviction or that of our subsidiaries, or of our or our subsidiaries’ agents or employees for a crime or offense that is punishable by incarceration for more than one year or a felony, or a crime or offense or the indictment on charges thereof that, in the determination of McDonald’s, is likely to adversely affect the reputation of such person, any franchised restaurant or McDonald’s; the entry of any judgment against us or our subsidiaries in excess of $1,000,000 that is not duly paid or otherwise discharged within 30 days (unless such judgment is being contested on appeal in good faith); our failure to achieve (a) at least 80% of the targeted openings during any one calendar year of any restaurant opening plan; or (b) at least 90% of the targeted openings during the three-calendar year term of any restaurant opening plan; and our failure to comply with at least 80% of the funding requirements of any reinvestment plan with respect to any Territory for a period of one year.

Business of the Company and the Other Owner Entities

In addition to the payment of franchise fees described above, we and the other Owner Entities are subject to a variety of obligations and restrictions under the MFAs.

Under the MFAs, we cannot, directly or indirectly, enter into any other QSR business or any business other than the operation of McDonald’s-branded restaurants in the Territories. Neither we nor any of the other Owner Entities can engage in a business other than holding, directly or indirectly, our equity interests. In addition, neither we nor any of the other Owner Entities can engage in any activity or participate in any business that competes with McDonald’s business.

Under the MFAs, Los Laureles Ltd., a British Virgin Islands company beneficially owned by Mr. Staton, our Chairman, CEO and controlling shareholder, is required to own not less than 40% of our economic interests and 51% of our voting interests. The MFAs do provide an exception for any dilution following an initial public offering, so long as such dilution does not cause Los Laureles Ltd. to be diluted below 30% of our economic interests. Also, under the MFAs, we are required to own, directly or indirectly, 100% of the equity interests of our subsidiaries and cannot enter into any partnership, joint venture or similar arrangement without McDonald’s consent. In addition, at least 50% of all McDonald’s-branded restaurants in the Territories must be Company-operated restaurants.

Real Estate

Under the MFAs, we must own or lease the real estate property where all of our Company-operated restaurants are located. We cannot transfer or encumber any of the real estate properties that we own without McDonald’s consent. Due to the geographic and commercial importance of certain restaurants, we may not sell certain “iconic” properties without the prior written consent of McDonald’s. For certain of these selected properties, we have already perfected a first priority lien in favor of McDonald’s.

Under the MFAs, no more than 50% of the total number of restaurants in each Territory, and no more than 10% of the total number of restaurants in all the Territories, can be located on real estate property that is owned, held or leased by our franchisees.

In addition, the MFA lists 25 restaurants, including some of our most valuable properties, that we are prohibited from selling or otherwise transferring without McDonald’s consent.

Transfer of Equity Interests or Significant Assets

Under the MFAs, neither we nor any of the other Owner Entities can transfer or pledge the equity interests of any of our subsidiaries, or any significant portion of our assets, without McDonald’s consent.

Operational Control

Under the MFAs, McDonald’s is entitled to approve the appointment of our chief executive officer and our chief operating officer.

In the event that McDonald’s modifies its standards applicable to technology and related equipment, we must purchase any new or modified technology, software, hardware or equipment necessary to comply with the modified standards.

Restaurant Opening Plan and Reinvestment Plan

Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period during the term of the MFAs. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable three-year period, while the reinvestment plan specifies the amount we must spend reimaging or upgrading restaurants during the applicable three-year period. Prior to the expiration of the then-applicable three-year period we must agree with McDonald’s on a subsequent restaurant opening plan and reinvestment plan. Under the initial restaurant opening plan, we were required to open 43 restaurants in the period from the Acquisition to the end of 2008, 54 restaurants in 2009 and 63 restaurants in 2010. As of December 31, 2010, we had met our commitments under the restaurant opening plan, having opened 232 restaurants since the Acquisition. Under the initial reinvestment plan, we were required to reinvest $45.6 million from August 2007 to July 2008, $47.4 million from August 2008 to July 2009 and $49.6 million from August 2009 to July 2010 reimaging and upgrading our restaurants. As of December 31, 2010, we had satisfied our commitments under the reinvestment plan.

As part of the reinvestment plan with respect to the next three-year period that commenced on January 1, 2011, we must reinvest an aggregate of at least $60 million per year in the Territories. In addition, we have committed to open no less than 250 new restaurants during the next three-year restaurant opening plan. We estimate that the cost to comply with our restaurant opening commitments under the MFAs from 2011 to 2013 will be between $100 million and $250 million, depending on, among other factors, the type and location of restaurants we open. These amounts are in addition to our capital expenditure program agreed upon with McDonald’s for the opening and reimaging of restaurants with the proceeds of the 2016 notes. See “Item 4. Information on the Company—Capital Expenditures and Divestitures.” In the event we are unable to reach an agreement on subsequent plans prior to the expiration of the then-existing plan, the MFAs provide for an automatic increase of 20% in the required amount of reinvestments as compared to the then-existing plan and a number of new restaurants no less than 210 multiplied by a factor that increases each period during the subsequent three-year restaurant opening plan.

Advertising and Promotion Plan

Under the MFAs, we must develop and implement a marketing plan with respect to each Territory that must be approved in advance by McDonald’s. The MFAs require us to spend at least 5% of our gross sales on advertisement and promotion activities. Our advertisement and promotion activities are guided by our overall marketing plan, which identifies the key strategic platforms that we aim to leverage in order to drive sales.

Insurance

Under the MFAs, we are required to acquire and maintain a variety of insurance policies with certain minimum coverage limits, including commercial general liability, workers compensation, “all risk” property and business interruption insurance, among others.

Call Option Right and Security Interest in Equity Interests of the Company

Under the MFAs, McDonald’s has the right, or Call Option, to acquire our non-public shares or our interests in one or more Territories upon: (i) the expiration of the initial term of the MFAs on August 2, 2027 if the initial term is not extended, (ii) the occurrence of a material breach of the MFAs or (iii) during the period of 12 months following the earlier of (x) the 18th month anniversary of the death or permanent incapacity of Mr. Staton or (y) the receipt by McDonald’s of notice from Mr. Staton’s heirs that they have elected to have the period of 12 months commence as of the date specified in the notice. McDonald’s generally has the right either to exercise the Call Option with respect to all of the Territories, or, in its sole discretion, with respect to the Territory or Territories identified by McDonald’s as being affected by such material breach or to which such material breach may be attributable except upon the occurrence of an initial material breach relating to any Territory or Territories in which there are less than 100 restaurants in operation. In such case, McDonald’s only has the right to acquire the equity interests of any of our subsidiaries in the relevant Territory or Territories. As of June 30, 2011, we had more than 100 restaurants in operation in each of Argentina, Brazil, Mexico, Puerto Rico and Venezuela. No other Territory had more than 70 restaurants in operation.

If McDonald’s exercises the Call Option upon the occurrence of the events described in clause (i) or (iii) of the preceding paragraph, it must pay a purchase price equal to 100% of the fair market value of our non-public shares. If the Call Option is exercised upon the occurrence of a material breach, however, the purchase price is reduced to 80% of the fair market value of all of our non-public shares or of all of the equity interests of the subsidiaries operating restaurants in the Territory related to such material breach, as applicable. The purchase price paid by McDonald’s upon exercise of the Call Option is, in all events, reduced by the amount of debt and contingencies and increased by the amount of cash attributable to the entity whose equity interests are being acquired pursuant to the Call Option. In the event McDonald’s were to exercise its right to acquire all of our non-public shares, our public shareholders would own an aggregate of 60.0% of our economic interests and 23.7% of our voting interests.

If McDonald’s exercises the Call Option with respect to any of our subsidiaries (but not all of them) and the amount of debt and contingencies (minus cash) attributable to the equity interests of those subsidiaries is greater than the fair market value of those equity interests, we must, at our election, either (i) assume the debts and contingencies (minus cash) and deliver the equity interests to McDonald’s free of any obligations with respect thereto or (ii) pay to McDonald’s the absolute value of that amount. The fair market value of any of the equity interests is to be determined by internationally recognized investment banks without taking into consideration the debt, contingencies or cash attributable to the equity interests.

In order to secure McDonald’s right to exercise the Call Option, McDonald’s was granted a perfected security interest in the equity interests of the Master Franchisee, the Brazilian Master Franchisee and our subsidiaries other than our subsidiaries organized in Costa Rica, Mexico, French Guiana, Guadeloupe and Martinique. The equity interests of our subsidiaries organized in Costa Rica and Mexico were transferred to a trust for the benefit of McDonald’s. McDonald’s does not have a security interest in the equity interests of our subsidiaries organized in French Guiana, Guadeloupe and Martinique.

The equity interests were transferred to Citibank, N.A., acting as escrow agent. Subject to the terms of the Escrow Agreement and the Intercreditor Agreement, upon McDonald’s exercise of the Call Option and its payment of the respective purchase price, the escrow agent must transfer the equity interests, free of any liens or encumbrances, to McDonald’s.

Limitations on Indebtedness

Under the MFAs, we cannot incur any indebtedness secured by the collateral pledged by us and certain of our subsidiaries in connection with the letters of credit or amend or waive any of the terms related to the collateral, without McDonald’s consent. The pledged collateral includes the equity interests of certain of our subsidiaries, certain of our rights under certain of the Acquisition documents, franchise document payment rights, and our intercompany debt and notes.

Under the MFAs, we must maintain a fixed charge coverage ratio (as defined therein) at least equal to (a) 1.25 from August 31, 2010 through the fiscal quarter ended September 30, 2011 and (b) 1.50, commencing with the fiscal quarter ended December 31, 2011 and thereafter; and a leverage ratio (as defined therein) not in excess of (a) 5.0, from August 31, 2010 through the fiscal quarter ended June 30, 2011, (b) 4.75 for the fiscal quarter ended September 30, 2011, and (c) 4.25, commencing with the fiscal quarter ended December 31, 2011 and thereafter. As of June 30, 2011, our fixed charge coverage ratio was 1.68 and our leverage ratio was 3.77.

Letters of Credit

As security for the performance of our obligations under the MFAs, we have obtained (i) an irrevocable standby letter of credit in favor of McDonald’s in an amount of $65.0 million, issued by Credit Suisse acting as issuing bank through its Cayman Island Branch, and (ii) an irrevocable standby letter of credit in favor of McDonald’s in an amount of $15.0 million, issued by Itaú Unibanco S.A. (“Itaú”), acting as issuing bank through its New York Branch. Both letters of credit expire on November 10, 2014, but we will be required by the MFAs to renew these letters of credit or obtain new standby letters of credit in the same amount.

The Credit Suisse letter of credit and reimbursement agreement contains a limited number of customary affirmative and negative covenants. These include limitations on (i) any transfer of the MFAs, (ii) amendment or waiver of the MFAs without the consent of the issuing bank, (iii) our leverage ratio, (iv) taking any action to elect to assume the debt of any of our subsidiaries upon McDonald’s exercise of a partial Call Option, (v) our ability to guaranty obligations of our subsidiaries, and (vi) amendments to the credit agreement.

Credit Suisse, as issuing bank, has a security interest in certain of our rights under certain Acquisition documents, franchise document payment rights and our intercompany debt notes. In addition, our subsidiaries (other than those organized in Ecuador, French Guiana, Guadeloupe, Martinique and Peru, and certain subsidiaries organized in Argentina, Colombia and Mexico) guaranteed to Credit Suisse the full and prompt payment of our obligations under the Credit Suisse letter of credit and reimbursement agreement.

The letter of credit that we obtained from Itaú on May 9, 2011 effectively replaced the cash collateral that we had previously pledged in favor of McDonald’s in an amount of $15.0 million. The Itaú continuing standby letter of credit agreement contains a limited number of customary affirmative and negative covenants. These include limitations on (i) any transfer of the MFAs, (ii) amendment or waiver of the MFAs without the consent of the issuing bank, (iii) our leverage ratio, (iv) taking any action to elect to assume the debt of any of our subsidiaries upon McDonald’s exercise of a Call Option, and (v) permitting ourselves or any of our subsidiaries to become insolvent.

We delivered a promissory note to Itaú in an amount of $15.0 million evidencing our obligations to Itaú under the continuing standby letter of credit agreement and a guarantee letter from our Brazilian subsidiary guarantying the full and punctual payment when due of our obligations and liabilities to Itaú in respect of the Itaú letter of credit and the continuing standby letter of credit agreement, including without limitation our reimbursement obligations for any payments made by Itaú under the letter of credit.

Termination

The MFAs automatically terminate without the need for any party to it to take any further action if any type of insolvency or similar proceeding in respect of us or any of the other Owner Entities commences.

In the event of the occurrence of certain material breaches, such as if we fail to comply with the reinvestment or restaurant opening plans, McDonald’s has the right to terminate the MFAs.

Upon the termination of the MFAs, McDonald’s has the right to acquire all, but not less than all, of our equity interests at fair market value, which is to be calculated by internationally recognized investment banks selected by us and McDonald’s. The fair market value of our equity interests shall be calculated in U.S. dollars based on the amount that would be received for our equity interests in an arm’s-length transaction between a willing buyer and a willing seller, taking into account the benefits provided by the MFAs.

The 2016 Notes and the 2019 Notes

For a description of the 2016 Notes and the 2019 Notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—2016 Notes” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—2019 Notes,” respectively.

D.    Exchange Controls

There are currently no exchange control regulations in the BVI applicable to us or our shareholders. For information about any exchange controls or restrictions in Argentina, Brazil, Mexico, Puerto Rico and Venezuela, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls.”

E.     Taxation

The following summary contains a description of certain British Virgin Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of class A shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to hold class A shares. The summary is based upon the tax laws of the British Virgin Islands and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

British Virgin Islands Tax Considerations

We are not liable to pay any form of corporate taxation in the BVI and all dividends, interests, rents, royalties, compensations and other amounts paid by us to persons who are not persons resident in the BVI or providing services in the BVI are exempt from all forms of taxation in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of ours by persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligation or other securities of ours.

Subject to the payment of stamp duty on the acquisition or certain leasing of property in the BVI by us (and in respect of certain transactions in respect of the shares, debt obligations or other securities of BVI incorporated companies owning land in the BVI), all instruments relating to transfers of property to or by us and all instruments relating to transactions in respect of the shares, debt obligations or other securities of ours and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to us or our shareholders who are not providing services in the BVI.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of class A shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. This summary applies only to U.S. Holders (as defined below) that hold class A shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding class A shares as part of a hedge, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the class A shares;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons that own or are deemed to own ten percent or more of our voting shares;

•	persons who acquired our class A shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding class A shares in connection with a trade or business conducted outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds class A shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding class A shares and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax consequences of acquiring, holding and disposing of the class A shares.

The summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein—possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of class A shares that is:

(1)   a citizen or individual resident of the United States;

(2)   a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Colombia; or

(3)   an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders are encouraged to consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of class A shares in their particular circumstances.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on class A shares, other than certain pro rata distributions of class A shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 may be taxable at favorable rates, up to a maximum rate of 15%. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

Sale or Other Taxable Disposition of Class A shares

For U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of class A shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the class A shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the class A shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our 2011 taxable year. However, because the application of the regulations is not entirely clear and because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held class A shares, gain recognized by a U.S. Holder on a sale or other taxable disposition (including certain pledges) of the class A shares would be allocated ratably over the U.S. Holder’s holding period for the class A shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such taxable year. Further, to the extent that any distribution received by a U.S. Holder on its class A shares exceeds 125% of the average of the annual distributions on the class A shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale of a share of a PFIC, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the class A shares. U.S. Holders are encouraged to consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in certain accounts maintained by a U.S. financial institution). Certain U.S. Holders that are entities may be subject to similar rules in the future. U.S. Holders are encouraged to consult their tax advisers regarding their reporting obligations with respect to the class A shares.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

I.     Subsidiary Information

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

Risk Management

In the ordinary course of our business activities, we are exposed to various market risks that are beyond our control, including fluctuations in foreign exchange rates and the price of our primary supplies, and which may have an adverse effect on the value of our financial assets and liabilities, future cash flows and profit. As a result of these market risks, we could suffer a loss due to adverse changes in foreign exchange rates and the price of commodities in the international markets. Our policy with respect to these market risks is to assess the potential of experiencing losses and the consolidated impact thereof, and to mitigate these market risks. We are not currently exposed to significant interest rate risk because most of our long-term debt is at fixed interest rates.

Foreign Currency Exchange Rate Risk

We are exposed to foreign currency exchange rate risk primarily in connection with the fluctuation in the value of the local currencies of the countries in which we operate, primarily the Brazilian real, Mexican peso and Argentine peso, against the U.S. dollar. We generate revenues and cash from our operations in local currencies while a significant portion of our long-term debt is denominated in U.S. dollars. An adverse change in foreign currency exchange rates would therefore affect the generation of cash flow from operations in U.S. dollars, which could negatively impact our ability to pay amounts owed in U.S. dollars.

To help mitigate some of this foreign currency exchange rate risk, we entered into derivatives contracts, including cross-currency swap agreements and forward agreements, to hedge the U.S. dollar to the Brazilian real. In 2011, as a result of the issuance of the 2016 notes, we settled our cross-currency interest rate swaps, mirror swaps and forward agreements. We continue to hold our coupon-only bond swaps, which mature on October 2014. As of December 31, 2011, 41% of the principal amount of our long-term debt is denominated in reais and 59% is denominated in U.S. dollars, while 80% of our coupon payments are denominated in and/or converted into reais and the remaining coupon payments are in U.S. dollars.

Revenues from our restaurants are denominated in local currency. Moreover, our continuing franchise fee payments to McDonald’s pursuant to the MFAs must be in U.S. dollars, payable on the seventh day subsequent to each month-end. As such, in the intervening period we are subject to significant foreign exchange risk. In particular, in the case of Venezuela, there are currency restrictions in place that limit our ability to repatriate bolívares fuertes held in Venezuela at the government’s official exchange rate. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Comparability of Results—Impact of Venezuelan Currency Controls and Related Accounting Changes on Our Results of Operations.”

While substantially all our income is denominated in the local currencies of the countries in which we operate, our supply chain management involves the importation of various products, and some of our imports are denominated in U.S. dollars. Therefore, we are exposed to foreign currency exchange risk related to imports. We have entered into various forward contracts maturing in 2012 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Chile, Colombia and Peru. See Notes 12 and 27 to our consolidated financial statements. In addition, we attempt to minimize this risk also by entering into annual and semi-annual pricing arrangements with our main suppliers.

We are also exposed to foreign exchange risk related to U.S. dollar-denominated intercompany debt held by certain of our operating subsidiaries with our subsidiary, Arcos Dorados B.V., and to foreign currency-denominated intercompany debt held by our subsidiary, Arcos Dorados B.V., with certain subsidiaries. Although these intercompany balances are eliminated through consolidation, an adverse change in exchange rates could have a significant impact on our results through the recognition of foreign currency exchange losses in our consolidated income statement.

A decrease of 10% in the value of the Brazilian real against the U.S. dollar would result in a foreign exchange loss of R$7.4 million over the outstanding balance of the 2016 notes (R$400 million) and the Brazilian reais-denominated intercompany receivable held by our subsidiary, Arcos Dorados B.V. (R$473.6 million) and a foreign exchange loss of $6.4 million over the outstanding balance of the U.S. dollar-denominated intercompany debt held by our Brazilian subsidiaries of $70.2 million as of December 31, 2011.

A decrease of 10% in the value of the Argentine peso against the U.S. dollar would result in a foreign exchange loss of $3.4 million over the outstanding U.S. dollar-denominated intercompany debt held by our Argentinean subsidiaries of $36.9 million as of December 31, 2011.

A decrease of 10% in the value of the Chilean peso against the U.S. dollar would result in a foreign exchange loss of $0.9 million over the outstanding U.S. dollar-denominated intercompany debt held by our Chilean subsidiaries of $10.1 million as of December 31, 2011.

An increase of 10% in the value of the European euro against the U.S. dollar would result in a foreign exchange loss of $2.4 million over the outstanding Euro-denominated intercompany debt held by our subsidiary, Arcos Dorados B.V., of $21.8 million as of December 31, 2011.

Fluctuations in the value of the Mexican peso against the U.S. dollar would not result in foreign exchange gain or loss since our Mexican subsidiaries did not have any outstanding foreign-denominated debt as of December 31, 2011.

Commodity Price Risk

We purchase our primary supplies, including beef, chicken, buns, produce, cheese, dairy mixes and toppings pursuant to oral agreements with our approved suppliers at prices that are derived from international market prices. We therefore carry market risk exposure to changes in commodity prices that have a direct impact on our costs. We do not enter into futures or options contracts to protect ourselves against changes in commodity prices, although we may do so in the future. We attempt to minimize this risk by entering into annual and semi-annual pricing arrangements with our main suppliers. This allows us to provide cost predictability while avoiding the costs related to the use of derivative instruments, which we may not be able to pass on to our customers due to the competitive nature of the QSR industry.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    Debt Securities

Not applicable.

B.    Warrants and Rights

Not applicable.

C.    Other Securities

Not applicable.

D.    American Depositary Shares

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.    Defaults

No matters to report.

B.    Arrears and Delinquencies

No matters to report.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.    Material Modifications to Instruments

None.

B.   Material Modifications to Rights

None.

C.    Withdrawal or Substitution of Assets

None.

D.    Change in Trustees or Paying Agents

None.

E.     Use of Proceeds

On April 8, 2011, our registration statement on Form F-1 (File No. 333-173063), as amended, was declared effective by the SEC for our initial public offering, pursuant to which we and certain selling shareholders offered and sold a total of 84,506,788 class A shares, no par value, at the public offering price of $17.00 per class A share. The offering began on April 13, 2011 and was completed on April 19, 2011. Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Morgan Stanley & Co. Incorporated, Itau BBA USA Securities Inc. and Citigroup Global Markets Inc. were the managing underwriters for the offering.

We sold 9,529,412 class A shares for an aggregate price of $162.0 million and the selling shareholders sold 74,977,376 class A shares, including 11,022,624 class A shares purchased by the underwriters to cover over-allotments, for an aggregate price of $1,274.6 million. We received net proceeds of approximately $152.3 million, after deducting underwriting discounts and commissions of approximately $4.9 million and other expenses of approximately $4.9 million. The Company paid all of the expenses of this offering. We did not receive any proceeds from the sale of our class A shares by the selling shareholders.

Our expenses in connection with our initial public offering from April 8, 2011 through December 31, 2011, other than underwriting discounts and commissions, were approximately as follows:

Expenses	Amount

U.S. Securities and Exchange Commission registration fee	$150,000
NYSE listing fee	250,000
FINRA filing fee	75,000
Printing and engraving expenses	250,000
Legal fees and expenses	2,500,000
Accounting fees and expenses	600,000
Miscellaneous costs	1,030,000
Total	4,855,000

None of the underwriting discounts and commissions or other expenses were paid directly or indirectly to any director, officer or general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

As of December 31, 2011, we had used all of the net proceeds of the IPO for the partial redemption of the 2019 notes. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—2019 Notes.”

None of these payments were made directly or indirectly to any director, officer or general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15.  CONTROLS AND PROCEDURES

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

A.    Disclosure Controls and Procedures

As of December 31, 2011, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

 Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2011 in ensuring that information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

B.    Management’s Annual Report on Internal Control over Financial Reporting

Not applicable.

C.    Attestation Report of the Registered Public Accounting Firm

Not applicable.

D.    Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15 or 15d-15 that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of two directors, Mr. Chu and Mr. Vélez, who are independent within the meaning of the SEC and NYSE corporate governance rules applicable to foreign private issuers. Our board of directors has determined that Mr. Chu and Mr. Vélez are also “audit committee financial experts” as defined by the SEC.

ITEM 16B.  CODE OF ETHICS

Our board of directors has approved and adopted our Standards of Business Conduct, which are a code of ethics that applies to all employees of Arcos Dorados, including executive officers, and to our board members. The current version of the Standards of Business Conduct is posted and maintained on the Arcos Dorados website at www.arcosdorados.com. The information contained on our website is not a part of this annual report.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the amounts billed to us by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, for audit and other services performed in fiscal years 2011 and 2010.

	2011	2010
	(in thousands of U.S. dollars)
Audit fees	2,803	1,883
Audit-related fees	22	—
Tax fees	1,473	944
All other fees	737	296

Audit Fees

Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our annual consolidated financial statements, the reviews of our quarterly consolidated financial statements submitted on Form 6-K and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, attestation services, consents and assistance with and review of documents filed with the Securities and Exchange Commission.

Audit-Related Fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal years 2011 and 2010 and not reported under the previous category. These services would include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statue or regulation and consultation concerning financial accounting and reporting standards.

Tax Fees

Tax fees are fees billed for professional services for tax compliance, tax advice and tax planning.

All Other Fees

All other fees are fees not reported under other categories. This category mainly includes advisory services on process improvement related to diagnostics and recommendations.

Pre-Approval Policies and Procedures

Our audit committee charter requires the audit committee to pre-approve the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services. The audit committee may delegate its authority to pre-approve services to the Chair of the audit committee, provided that such designees present any such approvals to the full audit committee at the next audit committee meeting.

All of the audit fees, audit-related fees, tax fees and all other fees described in this Item 16C have been pre-approved by the audit committee in accordance with these pre-approval policies and procedures.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.  CORPORATE GOVERNANCE

Our class A shares are listed on the New York Stock Exchange, or NYSE. We are therefore required to comply with certain of the NYSE’s corporate governance listing standards, or the NYSE Standards. As a foreign private issuer, we may follow our home country’s corporate governance practices in lieu of most of the NYSE Standards. Our corporate governance practices differ in certain significant respects from those that U.S. companies must adopt in order to maintain NYSE listing and, in accordance with Section 303A.11 of the NYSE Listed Company Manual, a brief, general summary of those differences is provided as follows.

Director independence

The NYSE Standards require a majority of the membership of NYSE-listed company boards to be composed of independent directors. Neither British Virgin Islands law, the law of our country of incorporation, nor our memorandum and articles of association require a majority of our board to consist of independent directors. Our board of directors currently consists of seven members, two of whom are independent directors.

Non-management directors’ executive sessions

The NYSE Standards require non-management directors of NYSE-listed companies to meet at regularly scheduled executive sessions without management. Our memorandum and articles of association do not require our non-management directors to hold such meetings.

Committee member composition

The NYSE Standards require NYSE-listed companies to have a nominating/corporate governance committee and compensation committee that are composed entirely of independent directors. British Virgin Islands law, the law of our country of incorporation, does not impose similar requirements. We do not have a nominating/corporate governance committee. While we do have a compensation committee, none of the members of our compensation committee are independent.

Miscellaneous

In addition to the above differences, we are not required to: make our audit and compensation committees prepare a written charter that addresses either purposes and responsibilities or performance evaluations in a manner that would satisfy the NYSE’s requirements; acquire shareholder approval of equity compensation plans in certain cases; or adopt and make publicly available corporate governance guidelines.

We were incorporated under, and are governed by, the laws of the British Virgin Islands. For a summary of some of the differences between provisions of the BVI Act applicable to us and the laws application to companies incorporated in Delaware and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.  FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report. See page F-1.

ITEM 19.  EXHIBITS

1.1	Memorandum and Articles of Association, incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011).
3.1	Los Laureles Voting Trust, incorporated herein by reference to Exhibit 9.1 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011).
4.1
Indenture dated July 13, 2011 among Arcos Dorados Holdings Inc., as issuer, the subsidiary guarantors named therein, Citibank N.A., as trustee, calculation agent, registrar, paying agent and transfer agent, and Dexia Banque Internationale à Luxembourg, Société Anonyme, as Luxembourg paying agent, incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (File No. 333-177210) filed with the SEC on October 7, 2011).

4.2
Indenture dated October 1, 2009 among Arcos Dorados B.V., the Subsidiary Guarantors named therein and Citibank N.A., as trustee, incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011).

4.3
Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in All of the Territories, except Brazil, incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011).

4.4
Amendment No. 1 to the Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in All of the Territories, except Brazil, incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011).

4.5
Second Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in Brazil, incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011).

4.6
Amended and Restated Escrow Agreement dated October 12, 2010 among McDonald’s Latin America, LLC, LatAm, LLC, each of the Escrowed MF Subsidiaries, Arcos Dorados Restaurantes de Chile Ltda., Arcos Dorados B.V., Deutsche Bank Trust Company Americas, as collateral agent, and Citibank, N.A., as escrow agent, incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011).

4.7
Letter of Credit Reimbursement Agreement dated August 3, 2007 between Arcos Dorados B.V. and Credit Suisse, acting through its Cayman Islands Branch, incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011).

4.8
Amendment to Letter of Credit Reimbursement Agreement dated November 3, 2008 between Arcos Dorados B.V. and Credit Suisse, acting through its Cayman Islands Branch, incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011).

4.9
Second Amendment to Letter of Credit Reimbursement Agreement dated December 10, 2008 between Arcos Dorados B.V. and Credit Suisse, acting through its Cayman Islands Branch, incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011).

4.10
Third Amendment to Letter of Credit Reimbursement Agreement dated July 8, 2009 between Arcos Dorados B.V. and Credit Suisse, acting through its Cayman Islands Branch, incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011).

4.11
Fourth Amendment to Letter of Credit Reimbursement Agreement dated April 23, 2010 between Arcos Dorados B.V. and Credit Suisse AG, Cayman Islands Branch, incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011).

4.12
ISDA Schedule to the 2002 Master Agreement dated as of December 14, 2009 between Morgan Stanley & Co. International plc and Arcos Dorados B.V., incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1(File No. 333-173063) filed with the SEC on March 25, 2011).

4.13
Confirmation of Interest Rate Swap between Morgan Stanley & Co. International plc and Arcos Dorados B.V. dated December 30, 2009, incorporated herein by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011).

4.14
ISDA Schedule to the 2002 Master Agreement dated as of December 14, 2009 between JPMorgan Chase Bank, N.A. and Arcos Dorados B.V., incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011).

4.15
Credit Support Annex to the Schedule to the Master Agreement dated as of December 14, 2009 between JPMorgan Chase Bank, N.A. and Arcos Dorados B.V., incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011).

4.16
Confirmation of Interest Rate Swap between JPMorgan Chase Bank, N.A. and Arcos Dorados B.V. dated December 22, 2009, incorporated herein by reference to Exhibit 10.22 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011).

4.17	Equity Incentive Plan, incorporated herein by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-1(File No. 333-173063) filed with the SEC on March 25, 2011).
4.18
Amendment No. 2 to the Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in All of the Territories, except Brazil, incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1 (File No. 333-177210) filed with the SEC on October 7, 2011).

8.1*	List of subsidiaries.
12.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
13.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
15.1*	Consent of Euromonitor International Ltd
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.

**
XBRL (eXtensible Business Reporting Language) information is furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Arcos Dorados Holdings Inc.
By:	/s/ Germán Lemonnier
	Name:	Germán Lemonnier
	Title:	Chief Financial Officer

Date: April 18, 2012

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ARCOS DORADOS HOLDINGS INC.:

We have audited the accompanying consolidated balance sheets of Arcos Dorados Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arcos Dorados Holdings Inc. and subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Buenos Aires, Argentina
April 2, 2012

/s/ Pistrelli, Henry Martin y Asociados S.R.L.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

Arcos Dorados Holdings Inc.
Consolidated Statements of Income and Comprehensive Income
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2011	2010	2009
Sales by Company-operated restaurants	$3,504,128	$2,894,466	$2,536,655
Revenues from franchised restaurants	153,521	123,652	128,821
Total revenues .	3,657,649	3,018,118	2,665,476

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,216,141)	(1,023,464)	(929,718)
Payroll and employee benefits	(701,278)	(569,084)	(491,214)
Occupancy and other operating expenses	(918,102)	(765,777)	(667,438)
Royalty fees	(170,400)	(140,973)	(121,901)
Franchised restaurants – occupancy expenses	(51,396)	(37,634)	(42,327)
General and administrative expenses	(334,914)	(254,165)	(189,507)
Other operating expenses, net	(14,665)	(22,464)	(16,562)
Total operating costs and expenses	(3,406,896)	(2,813,561)	(2,458,667)
Operating income	250,753	204,557	206,809
Net interest expense	(60,749)	(41,613)	(52,473)
Loss from derivative instruments	(9,237)	(32,809)	(39,935)
Foreign currency exchange results	(23,926)	3,237	(14,098)
Other non-operating income (expenses), net	3,562	(23,630)	(1,240)
Income before income taxes	160,403	109,742	99,063
Income tax expense	(44,603)	(3,450)	(18,709)
Net income	115,800	106,292	80,354
Less: Net income attributable to non-controlling interests	(271)	(271)	(332)
Net income attributable to Arcos Dorados Holdings Inc.	$115,529	$106,021	$80,022

Net income	$115,800	$106,292	$80,354
Other comprehensive income (loss):
Foreign currency translation (including $13,100 of income taxes in 2010)	(50,826)	29,927	(67,192)
Unrealized net gains on cash flow hedges (net of $nil of income taxes)	131	-	232
Unrealized net losses on cash flow hedges (net of $nil of income taxes)	-	(1,134)	(1,128)
Realized net losses on cash flow hedges (net of $nil of income taxes)	451	273	4,591
Comprehensive income	65,556	135,358	16,857
Plus (Less): Comprehensive expense (income) attributable to non-controlling interests	248	(212)	(471)
Comprehensive income attributable to Arcos Dorados Holdings Inc.	$65,804	$135,146	$16,386

Earnings per share information:
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.54	$0.44	$0.33
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	0.54	0.44	0.33

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Balance Sheets
As of December 31, 2011 and 2010
Amounts in thousands of US dollars, except for share data and as otherwise indicated
ASSETS	2011	2010
Current assets
Cash and cash equivalents	$176,301	$208,099
Accounts and notes receivable, net	93,862	79,821
Other receivables	66,605	107,061
Inventories	50,729	66,431
Prepaid expenses and other current assets	140,654	80,359
Deferred income taxes	36,713	10,584
McDonald’s Corporation’s indemnification for contingencies	23,750	-
Total current assets	588,614	552,355

Non-current assets
Miscellaneous	44,879	21,450
Collateral deposits	5,325	20,325
Property and equipment, net	1,023,180	911,730
Net intangible assets and goodwill	58,419	47,264
Deferred income taxes	142,848	190,764
McDonald’s Corporation’s indemnification for contingencies	12,141	40,378
Total non-current assets	1,286,792	1,231,911
Total assets	$1,875,406	$1,784,266
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$184,113	$186,700
Royalties payable to McDonald’s Corporation	19,002	16,193
Income taxes payable	50,379	33,644
Other taxes payable	88,610	91,033
Accrued payroll and other liabilities	183,549	210,824
Provision for contingencies	41,959	407
Interest payable	16,028	8,438
Short-term debt	840	11,741
Current portion of long-term debt	2,971	6,206
Derivative instruments	1,841	39,962
Total current liabilities	589,292	605,148

Non-current liabilities
Accrued payroll and other liabilities	52,065	53,475
Provision for contingencies	23,077	63,940
Long-term debt, excluding current portion	525,951	451,423
Derivative instruments	742	54,707
Deferred income taxes	4,650	6,378
Total non-current liabilities	606,485	629,923
Total liabilities	1,195,777	1,235,071
Equity
Class A shares - no par value common stock; 420,000,000 shares authorized; 129,529,412 and 145,129,780 shares issued and outstanding at December 31, 2011 and 2010, respectively	351,654	226,528
Class B shares - no par value common stock; 80,000,000 shares authorized; 80,000,000 and 96,753,186 shares issued and outstanding at December 31, 2011 and 2010, respectively	132,915	151,018
Additional paid-in capital	5,734	(2,468)
Retained earnings	336,707	271,387
Accumulated other comprehensive loss	(148,389)	(98,664)
Total Arcos Dorados Holdings Inc. shareholders’ equity	678,621	547,801
Non-controlling interests in subsidiaries	1,008	1,394
Total equity	679,629	549,195
Total liabilities and equity	$1,875,406	$1,784,266
See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated
	2011	2010	2009
Operating activities
Net income attributable to Arcos Dorados Holdings Inc	$115,529	$106,021	$80,022
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operations:
Non-cash charges and credits:
Depreciation and amortization	68,971	60,585	54,169
Loss from derivative instruments	9,237	32,809	39,935
Amortization of deferred financing costs	3,316	979	11,285
Amortization and accrual of letter of credit fees	2,847	2,633	2,127
Net income attributable to non-controlling interests	271	271	332
Deferred income taxes	(2,882)	(61,101)	(49,830)
Foreign currency exchange results	16,209	(1,072)	(24,501)
Accrued compensation expense	29,712	36,551	5,247
Loss on amnesty program	-	25,532	-
Others, net	10,289	2,009	6,791
Changes in assets and liabilities:
Accounts payable	54,496	48,065	3,597
Accounts and notes receivable and other receivables	(14,609)	(70,762)	(11,651)
Inventories, prepaid and other assets	(42,415)	(39,742)	20,821
Income taxes payable	17,455	13,085	(12,174)
Other taxes payable	6,627	12,134	(2,537)
Interest payable	8,961	105	5,702
Accrued payroll and other liabilities and provision for contingencies	(28,741)	86,700	18,824
Others	6,351	9,074	(137)
Net cash provided by operating activities	261,624	263,876	148,022
Investing activities
Property and equipment expenditures	(319,859)	(175,669)	(90,105)
Purchases of restaurant businesses	(5,993)	(504)	(11,061)
Proceeds from sale of property and equipment	10,681	6,215	12,368
Other investing activity	(4,961)	(8,266)	(7,572)
Net cash used in investing activities	(320,132)	(178,224)	(96,370)
Financing activities
Issuance of 2019 Notes	-	-	446,112
Repayment of A&R Credit Agreement	-	-	(350,000)
Payment of deferred financing costs	-	-	(10,826)
Issuance of class A shares in connection with the initial public offering	152,281	-	-
Dividend payments to Arcos Dorados Holdings Inc.’ shareholders	(56,627)	(33,400)	-
Net payment of derivative instruments	(118,932)	(37,815)	(30,167)
Collateral deposits	15,000	25,000	(25,000)
Cash and cash equivalents of split-off Axis Business	(35,425)	-	-
Partial redemption of 2019 Notes	(152,005)	-	-
Issuance of 2016 Notes	255,102	-	-
Net short-term borrowings	(10,871)	3,805	(2,539)
Other financing activities	(12,850)	(8,877)	(3,208)
Net cash provided by (used in) financing activities	35,673	(51,287)	24,372
Effect of exchange rate changes on cash and cash equivalents	(8,963)	5,759	(14,031)
(Decrease) Increase in cash and cash equivalents	(31,798)	40,124	61,993
Cash and cash equivalents at the beginning of the year	208,099	167,975	105,982
Cash and cash equivalents at the end of the year	$176,301	$208,099	$167,975

Supplemental cash flow information:
Cash paid during the year for:
Interest	$46,022	$42,034	$26,008
Income tax	50,952	40,391	63,699
Non-cash transactions:
Seller financings	-	2,423	9,641
Split-off Axis Business – non-cash portion	9,833	-	-
See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Changes in Equity
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated
	Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock
	Number	Amount	Number	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total	Non-controlling interests	Total
Balances at December 31, 2008	145,129,780	226,528	96,753,186	151,018	-	125,344	(64,153)	438,737	2,015	440,752

Acquisition of non-controlling interests	-	-	-	-	(2,468)	-	-	(2,468)	(1,012)	(3,480)
Foreign currency translation	-	-	-	-	-	-	(67,331)	(67,331)	139	(67,192)
Unrealized net losses on cash flow hedges	-	-	-	-	-	-	(1,128)	(1,128)	-	(1,128)
Unrealized net gains on cash flow hedges	-	-	-	-	-	-	232	232	-	232
Realized net losses on cash flow hedges	-	-	-	-	-	-	4,591	4,591	-	4,591
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	(83)	(83)
Net income for the year	-	-	-	-	-	80,022	-	80,022	332	80,354
Balances at December 31, 2009	145,129,780	226,528	96,753,186	151,018	(2,468)	205,366	(127,789)	452,655	1,391	454,046

Foreign currency translation	-	-	-	-	-	-	29,986	29,986	(59)	29,927
Unrealized net losses on cash flow hedges	-	-	-	-	-	-	(1,134)	(1,134)	-	(1,134)
Realized net losses on cash flow hedges	-	-	-	-	-	-	273	273	-	273
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	(209)	(209)
Dividends to Arcos Dorados Holdings Inc’s shareholders ($0.17 per share).	-	-	-	-	-	(40,000)	-	(40,000)	-	(40,000)
Net income for the year	-	-	-	-	-	106,021	-	106,021	271	106,292
Balances at December 31, 2010	145,129,780	226,528	96,753,186	151,018	(2,468)	271,387	(98,664)	547,801	1,394	549,195

Foreign currency translation	-	-	-	-	-	-	(50,307)	(50,307)	(519)	(50,826)
Unrealized net gains on cash flow hedges	-	-	-	-	-	-	131	131	-	131
Realized net losses on cash flow hedges	-	-	-	-	-	-	451	451	-	451
Split-off of Axis Business	(25,129,780)	(27,155)	(16,753,186)	(18,103)	-	-	-	(45,258)	-	(45,258)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	-	-	-	-	-	(50,027)	-	(50,027)	-	(50,027)
Issuance of class A shares in connection with the initial public offering	9,529,412	152,281	-	-	-	-	-	152,281	-	152,281
Stock-based compensation related to the 2011 Equity Incentive Plan	-	-	-	-	8,202	-	-	8,202	-	8,202
Dividends on restricted share units under the 2011 Equity Incentive Plan	-	-	-	-	-	(182)	-	(182)	-	(182)
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	(138)	(138)
Net income for the year	-	-	-	-	-	115,529	-	115,529	271	115,800
Balances at December 31, 2011	129,529,412	351,654	80,000,000	132,915	5,734	336,707	(148,389)	678,621	1,008	679,629

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.	Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a limited liability company organized and existing under the laws of the British Virgin Islands. The Company was incorporated on December 9, 2010 in connection with the reorganization made for purposes of the offering and listing of the Company’s shares on the New York Stock Exchange. The reorganization involved the creation of Arcos Dorados Holdings Inc. as a wholly-owned subsidiary of Arcos Dorados Limited and a subsequent downstream merger, being Arcos Dorados Holdings Inc. the surviving entity. Following the merger, Arcos Dorados Holdings Inc. replaced Arcos Dorados Limited in the corporate structure. The reorganization was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interest and the consolidated financial statements reflect the historical consolidated operations of Arcos Dorados Limited as if the reorganization structure had existed since it was incorporated in July 2006. The Company’s fiscal year ends on the last day of December. The Company has a 99.999% equity interest in Arcos Dorados Cooperatieve U.A., which has a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). See Note 4 for details. Prior to this acquisition, the Company did not carry out operations.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries, operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2.	Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

3.	Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency translation

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC Topic 830 Foreign Currency Matters. Except for the Company’s Venezuelan operations as from January 1, 2010, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into U.S. dollars at the balance sheets date exchange rates, and revenues and expenses are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities denominated in currencies other than its functional currencies in its income statement.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Foreign currency translation (continued)

Effective January 1, 2010, Venezuela is considered to be highly inflationary, and as such, the financial statements of the Company’s Venezuelan subsidiaries are remeasured as if their functional currencies were the reporting currency (U.S. dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of other comprehensive income within shareholders’ equity.

See Note 21 for additional information pertaining to the Company’s Venezuelan operations, including currency restrictions and controls existing in the country and a discussion of the exchange rate used for remeasurement purposes.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, from the date of purchase, to be cash equivalents.

Revenue recognition

The Company’s revenues consist of sales by Company-operated restaurants and revenues from restaurants operated by franchisees. Sales by Company-operated restaurants are recognized on a cash basis. The Company presents sales net of sales tax and other sales-related taxes. Revenues from restaurants operated by franchisees include rental income, initial franchise fees and royalty income. Rental income is measured on a monthly basis based on the greater of a fixed rent, computed on a straight-line basis, or a certain percentage of gross sales reported by franchisees. Initial franchise fees represent the difference between the amount the Company collects from the franchisee and the amount the Company pays to McDonald’s Corporation upon the opening of a new restaurant, which is when the Company has performed substantially all initial services required by the franchisee agreement. Royalty income represents the difference, if any, between the amount the Company collects from the franchisee and the amount the Company is required to pay to McDonald’s Corporation. Royalty income is recognized in the period earned.

Accounts and notes receivable and allowance for doubtful accounts

Accounts receivable primarily consist of royalty and rent receivables due from franchisees and credit card receivables. Accounts receivable are initially recorded at fair value and do not bear interest. Notes receivable relates to interest-bearing financing granted to certain franchisees in connection with the acquisition of equipment and third-party suppliers. The Company maintains an allowance for doubtful accounts in an amount that it considers sufficient to cover losses resulting from the inability of its franchisees to make required payments. In judging the adequacy of the allowance for doubtful accounts, the Company considers multiple factors including historical bad debt experience, the current economic environment and the aging of the receivables.

Other receivables

Other receivables primarily consist of value-added tax and other tax receivables (amounting to $30,358 and $76,603 as of December 31, 2011 and 2010, respectively), guarantee deposits (amounting to $16,100 at December 31, 2011), receivables from related parties (amounting to $5,538 at December 31, 2011) and receivables with third parties for services provided by the Company’s distribution centers (amounting to $16,110 as of December 31, 2010). Other receivables are reported at the amount expected to be collected.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Property costs include costs of land and building for both company-operated and franchise restaurants while equipment costs primarily relate to company-operated restaurants. Cost of property and equipment acquired from McDonald’s Corporation (as part of the acquisition of LatAm business) was determined based on its estimated fair market value at the acquisition date, then partially reduced by the allocation of the negative goodwill that resulted from the purchase price allocation. Cost of property and equipment acquired or constructed after the acquisition of LatAm business in connection with the Company’s restaurant reimaging and extension program is comprised of acquisition and construction costs and capitalized internal costs. Capitalized internal costs include payroll expenses related to employees fully dedicated to restaurant construction projects and related travel expenses. Capitalized payroll costs are allocated to each new restaurant location based on the actual time spent on each project. The Company commences capitalizing costs related to construction projects when it becomes probable that the project will be developed – when the site has been identified and the related profitability assessment has been approved. Maintenance and repairs are expensed as incurred. Accumulated depreciation is calculated using the straight-line method over the following estimated useful lives: buildings – up to 40 years; leasehold improvements – the lesser of useful lives of assets or lease terms which generally include option periods; and equipment – 3 to 12 years.

Intangible assets, net

Intangible assets include computer software costs, initial franchise fees and letter of credit fees.

The Company follows the provisions of ASC 350-40-30 within ASC Topic 350 Intangibles, Subtopic 40 Internal Use Software which requires the capitalization of costs incurred in connection with developing or obtaining software for internal use. These costs are amortized over a period of three years on a straight line basis.

The Company is required to pay to McDonald’s Corporation an initial franchisee fee upon opening of a new restaurant. The initial franchise fee related to Company-operated restaurants is capitalized as an intangible asset and amortized on a straight-line basis over the term of the franchise (generally 20 years).

Letter of credit fees are amortized on a straight-line basis over the term of the Letter of Credit.

Impairment and disposal of long-lived assets

In accordance with the guidance within ASC 360-10-35, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. For purposes of reviewing assets for potential impairment, assets are grouped at a country level for each of the operating markets. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, each restaurant’s cash flows are not largely independent of the cash flows of others in a market. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value considering its highest and best use, as determined by an estimate of discounted future cash flows or its market value. In the fourth quarter of 2011 and 2010, the Company assessed all markets for impairment indicators and performed the impairment testing of its long-lived assets in Mexico, Puerto Rico and Peru considering the operating losses incurred in recent periods in these markets (indicator of potential impairment). As a result of these analyses, no impairments were recorded for the Company’s operations in Peru since the estimates of undiscounted future cash flows for each restaurant in these markets or the fair market value exceeded its carrying value. However, the Company recorded impairment charges associated with certain restaurants in Mexico and Puerto Rico with undiscounted future cash flows insufficient to recover their carrying value. The impairment charges were measured by the excess of the carrying amount of the restaurants over its fair value. The impairment charges totaling $1,715 and $ 4,668 in 2011 and 2010, respectively, are included within “Other operating expenses, net” in the consolidated statements of income. No impairments were recognized during fiscal year 2009.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Impairment and disposal of long-lived assets (continued)

Losses on assets held for disposal are recognized when management and the Board of Directors, as required, has approved and committed to a plan to dispose of the assets, the assets are available for disposal, the disposal is probable of occurring within 12 months, and the net sales proceeds are expected to be less than the assets’ net book value.  Generally, such losses relate to restaurants that have closed and ceased operations as well as restaurants that meet the criteria to be considered “held for sale” in accordance with ASC 360-10-45.

Goodwill

Goodwill represents the excess of cost over the estimated fair market value of net tangible assets and identifiable intangible assets acquired. In accordance with the guidance within ASC Topic 350 Intangibles-Goodwill and Other, goodwill is stated at cost and reviewed for impairment on an annual basis. The annual impairment test is performed during the fourth quarter of the fiscal year and compares the fair value of each reporting unit, generally based on discounted future cash flows, with its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is measured as the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill. As a result of the analysis performed in the fourth quarter of 2011, the Company recorded an impairment charge of the full amount of goodwill that had been generated in the acquisition of restaurants in St. Croix. The impairment change amounting to $2,077 is included within “Other operating expenses, net” in the consolidated statement of income. No impairments of goodwill were recognized during fiscal years 2010 and 2009.

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $139,749, $116,251 and $101,389 in 2011, 2010 and 2009, respectively. Advertising expenses related to Franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to Franchised operations were $44,779, $36,355 and $36,215 in 2011, 2010 and 2009, respectively.

Accounting for income taxes

The Company records deferred income taxes using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  The guidance requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the more likely than not criterion for realization.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is regularly audited by tax authorities, and tax assessments may arise several years after tax returns have been filed. Accordingly, tax liabilities are recorded when, in management’s judgment, a tax position does not meet the more likely than not threshold for recognition. For tax positions that meet the more likely than not threshold, a tax liability may be recorded depending on management’s assessment of how the tax position will ultimately be settled. The Company records interest and penalties on unrecognized tax benefits in the provision for income taxes.

 Share-based compensation

The Company recognizes compensation expense as services required to earn the benefits are rendered. See Note 16 for details of the outstanding plans and the related accounting policies.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Derivative financial instruments

The Company utilizes certain hedge instruments to manage its interest rate and foreign currency rate exposures. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. All derivatives are recognized as either assets or liabilities in the balance sheets and are measured at fair value. Additionally, the fair value adjustments will affect either shareholders’ equity as accumulated other comprehensive income (loss) or net income (loss) depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

Severance payments

Under certain laws and labor agreements of the countries in which the Company operates, the Company is required to make minimum severance payments to employees who are dismissed without cause and employees leaving its employment in certain other circumstances. The Company accrues severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and can be reasonably estimated. Otherwise, severance payments are expensed as incurred.

Provision for contingencies

The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. See Note 17 for details.

Comprehensive income

Comprehensive income includes net income as currently reported under generally accepted accounting principles and also includes the impact of other events and circumstances from non-owner sources which are recorded as a separate component of shareholders’ equity. The Company reports foreign currency translation gains and losses as well as unrealized results on cash flow hedges as components of comprehensive income.

Recent accounting pronouncements

In May 2011, the FASB issued ASU 2011-04 to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements.  This guidance is effective for the Company beginning on January 1, 2012.  The adoption of this ASU is not expected to significantly impact the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05 which provides new guidance on the presentation of comprehensive income.  ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in shareholders’ equity and instead requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement or in two separate but consecutive statements. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income from that of current accounting guidance. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. The adoption of this ASU only requires a minor change in the format of the Company´s current presentation.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Recent accounting pronouncements (continued)

In September 2011, the FASB issued ASU 2011-08 which provides an entity the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test for goodwill impairment.  If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required.  Otherwise, no further testing is required. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  The adoption of this ASU is not expected to significantly impact the Company’s consolidated financial statements.

4.	Acquisition of businesses

 LatAm Business

On August 3, 2007, the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean for $679,357. The purchase price was comprised of (a) a base purchase price amounting to $700,000, and (b) an additional purchase price equal to the final working capital of the acquired business amounting to negative $20,643. The Company paid the base purchase price and the estimated additional purchase price at the transaction date totaling $701,244. Subsequently, the Company recorded a receivable from McDonald’s Corporation amounting to $21,887 for the difference between the final working capital and the working capital estimated at the transaction date. This receivable was collected in 2008 ($15,015 in cash and $6,872 by assignment of a receivable from suppliers). Fees and expenses associated with this acquisition amounted to $18,723. The final purchase price was $698,080.

The acquisition of the LatAm business was accounted for by the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. When the fair value of the net assets acquired exceeded the purchase price, the resulting negative goodwill was allocated to partially reduce the fair value of the non-current assets acquired on a pro-rata basis.

In connection with this transaction, ADBV and certain subsidiaries (the “MF subsidiaries”) also entered into 20-year Master Franchise Agreements (“MFAs”) with McDonald’s Corporation which grants to the Company and its MF subsidiaries the following:

i.	The right to own and operate, directly or indirectly, franchised restaurants in each territory;
ii.	The right and license to grant sub franchises in each territory;
iii.	The right to adopt and use, and to grant the right and license to sub franchisees to adopt and use, the system in each territory;
iv.	The right to advertise to the public that it is a franchisee of McDonald’s;
v.	The right and license to grant sub franchises and sublicenses of each of the foregoing rights and licenses to each MF subsidiary.

The Company is required to pay to McDonald’s Corporation continuing franchise fees (Royalty fees) on a monthly basis. The amount to be paid during the first 10 years of the MFAs is equal to 5% of the US dollar equivalent of the gross product sales of each of the franchised restaurants. This percentage increases to 6% and 7% for the subsequent two 5-year periods of the agreement. Payment of monthly royalties is due on the seventh business day of the next calendar month.

Pursuant to the MFAs provisions, McDonald’s Corporation has the right to (a) terminate the MFAs, or (b) exercise a call option over the Company’s shares or any MF subsidiary, if the Company or any MF subsidiary (i) fails to comply with the McDonald’s System (as defined in the MFAs), (ii) files for bankruptcy, (iii) defaults on its financial debt payments, (iv) substantially fails to achieve targeted openings and reinvestments requirements, or (v) upon the occurrence of any other event of default as defined in the MFAs.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.	Acquisition of businesses (continued)

Other acquisitions

In 2009, the Company acquired franchise restaurants in Mexico and St. Croix as well as non-controlling interests in subsidiaries located in Argentina and Chile. In 2010, the Company acquired franchise restaurants in Mexico and Chile. In 2011, the Company acquired franchise restaurants in Brazil and Chile. Presented below is supplemental information about these non-significant acquisitions:

Acquisition of non-controlling interest	2011	2010	2009
Non-controlling interests	$-	$-	$1,012
Additional paid-in capital	-	-	2,468
Purchase price	-	-	3,480
Seller financing	-	-	(3,300)
Purchase price paid	$-	$-	$180

Purchases of restaurant businesses:	2011	2010	2009
Property and equipment	$1,704	$2,016	$13,786
Identifiable intangible assets	-	183	2,151
Goodwill	4,952	1,276	3,449
Tax credits	-	-	959
Assumed debt	-	-	(1,978)
Purchase price	6,656	3,475	18,367
Settlement of franchise receivable	(663)	(548)	(965)
Seller financing	-	(2,423)	(6,341)
Purchase price paid	$5,993	$504	$11,061

5.	Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year end:

	2011	2010

Accounts receivable	$89,904	$77,513
Notes receivable	10,348	7,102
Allowance for doubtful accounts	(6,390)	(4,794)
	$93,862	$79,821

6.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year end:

	2011	2010

Prepaid expenses and taxes	$129,554	$73,468
Promotion items	11,100	6,891
	$140,654	$80,359

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2011	2010

Land	$189,801	$187,277
Buildings and leasehold improvements	599,350	532,796
Equipment	438,601	355,273
Total cost	1,227,752	1,075,346
Total accumulated depreciation	(204,572)	(163,616)
	$1,023,180	$911,730

Total depreciation expense for fiscal years 2011, 2010 and 2009 amounted to $57,827, $53,845 and $47,254, respectively.

8.	Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

	2011	2010
Intangible assets (i)
Computer software cost	$52,555	$34,769
Initial franchise fees	15,342	11,649
Letter of credit fees	940	3,025
Total cost	68,837	49,443
Total accumulated amortization	(28,172)	(19,720)
Subtotal	40,665	29,723

Goodwill (ii)
Mexico	7,180	8,470
Brazil	8,892	6,287
Ecuador	273	273
Peru	208	200
St. Croix	-	2,077
Chile	1,201	234
Subtotal	17,754	17,541
	$58,419	$47,264

(i)     Total amortization expense for fiscal years 2011, 2010 and 2009 amounted to $11,144 $6,740 and $6,915, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows: $11,144 for 2012; $11,144 for 2013; $11,111 for 2014; $4,933 for 2015; $1,909 for 2016 and thereafter $424.

(ii)     Related to the acquisition of franchise restaurants (Mexico, Brazil, Peru, St. Croix and Chile) and non-controlling interests in subsidiaries (Ecuador and Chile).

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Accrued payroll and other liabilities

Accrued payroll and other liabilities current consist of the following at year end:

	2011	2010
Current:
Award granted to the CEO	$-	$31,786
Accrued payroll	100,254	99,886
Long-term incentive plan	20,490	14,156
Accrued expenses	53,079	50,511
Dividends payable	-	6,600
Amnesty program	2,480	-
Other liabilities	7,246	7,885
	$183,549	$210,824

Non-current:
Accrued payroll	$-	$921
Long-term incentive plan	12,879	9,758
Amnesty program	25,972	33,457
Other liabilities	13,214	9,339
	$52,065	$53,475

10.	Short-term debt

Short-term debt consists of the following at year-end:

	2011	2010

Bank overdrafts	$751	$419
Short-term loans (i)	89	11,322
	$840	$11,741

(i)     The 2010 balance was mainly related to the notes issued by one of the Company’s subsidiaries in Venezuela for 59 million Venezuelan bolívares fuertes, equivalent to $11,132 at December 31, 2010. The notes had been issued on December 17, 2010 and matured on April 16, 2011. The notes accrued imputed interest at a monthly rate of 1.3%. On April 18, 2011 the same subsidiary in Venezuela issued notes for 57 million Venezuelan bolívares fuertes. These notes matured on October 14, 2011 and accrued imputed interest at an annual rate of 16%.

Revolving Credit Facility

On August 3, 2011, ADBV entered into a committed revolving credit facility with Bank of America, N.A., as lender, for $50 million with a maturity date one year from the date of closing thereof. The obligations of ADBV under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. This revolving credit facility will permit the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes.  Each loan made to ADBV under the revolving credit facility will bear interest at an annual rate equal to LIBOR plus 2.50%. Interest on each loan will be payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made. No loans have been made to ADBV at the date of issuance of these consolidated financial statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.	Short-term debt (continued)

Revolving Credit Facility (continued)

The revolving credit facility includes customary covenants including, among others, restrictions on the ability of ADBV, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) permit the consolidated net indebtedness to EBITDA ratio to be greater than 2.50 to 1 on the last day of any fiscal quarter of the borrower; and (vii) engage in transactions that violate certain anti-terrorism laws. The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

11.	Long-term debt

Long-term debt consists of the following at year-end:
	2011	2010

2019 Notes	$306,532	$446,596
2016 Notes	214,248	-
Other long-term borrowings	2,971	8,654
Capital lease obligations	5,171	2,379
Total	528,922	457,629
Current portion of long-term debt	2,971	6,206
Long-term debt, excluding current portion	$525,951	$451,423

2019 Notes

In October 2009, ADBV issued senior notes for an aggregate principal amount of $450,000 at a price of 99.136% (the “2019 Notes”). The 2019 Notes mature on October 1, 2019 and bear interest of 7.5% per year. Periodic payments of principal are not required under the 2019 Notes. Interest is paid semiannually. The gross proceeds from this issuance totaling $446,112 were partially used to repay the Credit Agreement and certain of the Company’s short-term debt. The Company incurred $8,928 of financing costs related to this issuance, which were capitalized as deferred financing costs and are being amortized over the life of the notes.

On July 18, 2011 the Company redeemed 31.42% or $141,400 of the outstanding principal amount of its 2019 Notes at a redemption price of 107.5% plus accrued and unpaid interest. As a result, the Company incurred a loss of $13,933, including $2,319 related to the accelerated amortization of deferred financing costs and $1,009 related to the accelerated accretion of the original discount.

Interest expense related to the 2019 Notes was $28,948, $33,750 and $8,438 during fiscal year 2011, 2010 and 2009, respectively. Amortization of deferred financing costs related to the 2019 Notes (including the accelerated amortization as a result of the redemption) amounted to $3,067, $979 and $482 for fiscal year 2011, 2010 and 2009, respectively. Accretion of the original discount related to the 2019 Notes (including the acceleration accretion as a result of the redemption) totaled $1,335, $387 and $97 for fiscal year 2011, 2010 and 2009, respectively. Loss from the partial redemption of the 2019 Notes at a price higher than the nominal value amounted to $10,605 in 2011. These charges are included within “Net interest expense” in the consolidated statements of income.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Long-term debt (continued)

2019 Notes (continued)

The 2019 Notes are redeemable at the option of the Company at any time at the applicable redemption prices set forth in the indenture governing the 2019 Notes. The 2019 Notes are fully and unconditionally guaranteed on a senior unsecured basis by the majority of the Company’s subsidiaries. The 2019 Notes rank equally with all of the Company’s unsecured and unsubordinated indebtedness and are effectively junior to all secured indebtedness of the Company. The indenture governing the 2019 Notes imposes certain restrictions on the Company and its subsidiaries, including some restrictions on their ability, with certain permitted exceptions, to: incur additional indebtedness, pay dividends or redeem, repurchase or retire the Company’s capital stock, make investments, create liens, create limitations on the ability of the Company’s subsidiaries to pay dividends, make loans or transfer property to the Company, engage in transactions with affiliates, sell assets including the capital stock of the subsidiaries, and consolidate merge or transfer assets.

The 2019 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

2016 Notes

On July 13, 2011 the Company issued R$ 400 million of Brazilian-real notes due 2016 in a private placement (the “Brazilian notes” or “2016 Notes”). The Brazilian notes bear interest of 10.25% per year, payable semi-annually beginning on January 13, 2012. The Brazilian notes mature on July 13, 2016 and are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The proceeds from the offering were used by the Company to satisfy its capital expenditure program, including opening and reimaging restaurants, and for general corporate purposes. The Company incurred $2,683 of financing costs related to this issuance, which were capitalized as deferred financing costs and are being amortized over the life of the notes.

Interest expense related to the Brazilian notes was $11,119 for fiscal year 2011. Amortization of deferred financing costs related to the Brazilian notes amounted to $250 for fiscal year 2011. These charges are included with “Net interest expense” in the consolidated statements of income.

The 2016 Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The 2016 Notes and guarantees (i) are senior secured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the 2016 Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the 2016 Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2016 Notes to be due and payable immediately.

Other long-term borrowings

Other long-term borrowings primarily include seller financings related to the purchase of restaurants in Mexico and non-controlling interests in Argentina totaling $1,923 at December 31, 2011 ($7,481 at December 31, 2010). Seller financings are payable in quarterly equal-installments maturing in January, April and July 2012, and accrue interest at an annual weighted-average interest rate of 6.2%.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Long-term debt (continued)

Other required disclosures

At December 31, 2011, future payments related to the Company’s long-term debt are as follows:

	Principal	Interest	Total
2012	$2,971	$45,501	$48,472
2013	1,126	45,371	46,497
2014	1,121	45,320	46,441
2015	720	45,244	45,964
2016	214,810	35,013	249,823
Thereafter	310,242	64,568	374,810
Total payments	530,990	281,017	812,007
Interest	-	(281,017)	(281,017)
Discount on 2019 Notes	(2,068)	-	(2,068)
Long-term debt	$528,922	$-	$528,922

12.	Derivative instruments

Derivatives not designated as hedging instruments

Cross-currency interest rate swaps

On November 10, 2008, and in connection with the refinancing process of the Credit Agreement that had been entered into for purposes of partially finance the acquisition of the LatAm Business, the Company committed to hedge 57% of the Company’s currency exposure from the A&R Credit Agreement related to the Company’s generation of cash flows in Brazilian reais (equivalent to $200 million). As a result, in December 2008, January 2009 and March 2009, ADBV entered into cross-currency interest rate swap agreements with Banco Santander S.A. and The Bank of Nova Scotia to convert a portion of its debt under the A&R Credit Agreement ($200 million at LIBOR) to Brazilian reais-denominated fixed-rate debt (R$466.2 million at a weighted-average fixed rate of 11.66%). The notional amounts amortized over the life of the swaps.

These swap agreements were carried at fair market value in the consolidated balance sheets with changes reported in earnings. The cross-currency swap agreements did not qualify for hedge accounting under ASC Topic 815, representing a natural hedge over a portion of the Company’s foreign currency and interest rate exposure under the A&R Credit Agreement. Changes in the fair market value attributable to changes in the current spot rates between the U.S. dollar and the Brazilian reais were offset by foreign exchange results recorded by the holding company in revaluating the Brazilian reais-denominated intercompany receivable. Changes in the fair market value attributable to changes in the Brazilian reais-forward rate curve impacted the Company’s consolidated results. At December 31, 2010, the fair market values of these swap agreements totaled $90,513 payable. On July 19, 2011 and July 20, 2011, the Company settled the cross-currency interest rate swap agreements before their maturity. During fiscal year 2011, 2010 and 2009, the Company made net payments to the counterparties totaling $119,181, $37,645 and $25,584, respectively, in connection with these agreements. During fiscal years 2011, 2010 and 2009, the Company recorded net losses for $11,346, $31,090 and $37,327, respectively, within “Loss from derivative instruments” in the Company’s consolidated statement of income. In addition, in July 2009 the Company was required to make a cash deposit of $25,000 in favor of Credit Suisse as collateral for the obligations assumed under the letter of credit discussed in Note 17. This collateral deposit was collected in April 2010 as a result of the amendment of the letter of credit.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Derivatives not designated as hedging instruments (continued)

Mirror and bond swaps

On December 10, 2009, and in connection with the prepayment of the A&R Credit Agreement and the issuing of the 2019 Notes, the Company decided to eliminate its three-month LIBOR exposure arising from the existing cross-currency interest rate swaps and also to hedge 44% of the Company’s currency exposure from the 2019 Notes coupon payments related to the Company’s generation of cash flows in Brazilian reais (equivalent to $200 million). Therefore in December 2009:

-     ADBV entered into two opposing coupon-only cross-currency interest rate swap agreements (mirror swaps) with JP Morgan and Morgan Stanley to neutralize the floating-rate exposure under the existing position. Under these agreements, the Company paid three-month LIBOR and received 2.02% in Brazilian reais over a notional of $200 million (at an exchange rate of 1.76 Brazilian reais per U.S. dollar). Payment dates, amortization schedule and maturity date were structured to mirror the existing swaps, without exchange of principal. On July 19, 2011, the Company settled the mirror swaps before their maturity.

-     ADBV entered into two coupon-only cross-currency interest rate swap agreements (bond swaps) with JP Morgan and Morgan Stanley to convert a portion of the coupons of the 2019 Notes denominated in U.S. Dollars ($200 million at a fixed rate of 7.50%) to Brazilian reais (at a fixed rate of 9.08% and an exchange rate of 1.76 Brazilian reais per U.S. dollar). These agreements mature on October 1, 2014 without exchange of principal.

These swap agreements do not qualify for hedge accounting under ASC Topic 815. Therefore, the agreements were carried at fair market value in the consolidated balance sheets with changes reported in earnings. At December 31, 2011, the fair market values of the swap agreements outstanding totaled $2,583 payable ($3,833 at December 31, 2010). During fiscal year 2011, the Company collected net interest from the counterparties amounting to $1,828 and recognized a net gain of $3,078 in connection with these agreements. During fiscal year 2010, the Company made net interest payments to the counterparties amounting to $170 and recognized a net loss of 1,396 in connection with these agreements. During fiscal year 2009, the Company recognized a net loss of $2,608, in connection with these agreements. The abovementioned gains and losses are included within “Loss from derivative instruments” in the Company’s consolidated statements of income.

Forward contracts

On November 10, 2010, 10% of the notional amounts of the cross-currency interest rate swaps amortized (equivalent to $20 million). In order to maintain a notional amount of $200 million hedged at all times, ADBV entered into forward contracts with JPMorgan and Morgan Stanley to buy a total of $20 million on May 10, 2011 at the forward exchange rate of 1.7355 Brazilian reais per U.S. dollar. The company paid $1,544 in connection with the settlement of these forward contracts.

In addition, on May 10, 2011, an additional 10% of the notional amounts of the cross-currency interest rate swaps amortized (equivalent to $20 million). In order to maintain a notional amount of $200 million hedged at all times, ADBV entered into forward contracts with JP Morgan to buy a total of $40 million on September 2, 2011 at the forward exchange rate of 1.6152 Brazilian reais per U.S. dollar. These forward contracts were settled before their maturity on August 10, 2011 for $35.
These swap agreements were carried at fair market value in the consolidated balance sheets with changes reported in earnings. At December 31, 2010, the fair market value of these derivatives totaled $323 payable. During the fiscal years 2011 and 2010, the Company recognized a loss of $1,256 and $323, respectively, in connection with these agreements, which is included within “Loss from derivative instruments” in the Company’s consolidated statements of income.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Derivatives designated as hedging instruments

Interest rate swap

On November 10, 2008, ADBV entered into an interest rate swap agreement with Banco Santander Central Hispano S.A. to hedge a portion of the cash flows associated with the refinancing of the credit agreement (“A&R Credit Agreement”). The agreement had a total notional value of $140 million, amortizable over the life of the swap and maturing on November 10, 2013. The interest rate swap agreement effectively converted the A&R Credit Agreement, which was a floating-rate debt, to a fixed-rate debt up to the unamortized notional value of the swap by having the Company pay fixed-rate amounts in exchange for the receipt of the floating-rate interest payments. Under the terms of this agreement, a quarterly net settlement was made for the difference between the fixed rate of 2.66% and the variable rate based upon the three-month LIBOR rate on the notional amount of the interest rate swap.

The Company determined that its interest rate swap agreement was appropriately designated and documented as a cash flow hedge. This swap agreement was carried at fair market value in the consolidated balance sheets with unrealized gains or losses reported as a component of “Accumulated other comprehensive loss” within shareholders’ equity. As of December 31, 2008, the fair market value of this derivative instrument represented a liability of $3,455. During fiscal year 2008, the Company recorded an adjustment to interest expense for a $8 gain, recognizing the difference of $3,463 within the “Accumulated other comprehensive loss” component of shareholders’ equity. During fiscal year 2009, the Company made net interest payments to the counterparty totaling $603 and recorded an adjustment to interest expense for a $1,106 loss. Due to the repayment of the A&R Credit Agreement in October 2009, the Company settled the interest rate swap agreement for $3,980, recognizing a loss from the early settlement for $3,485 that was included as interest expense.

Forward contracts

In December 2009, the Company entered into various forward contracts maturing in 2010 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Chile. Pursuant to the agreements, the Company purchased during 2010 a total amount of $8,521 at a weighted-average forward rate of 489.3 Chilean pesos per U.S. dollar.

In February 2010, the Company entered into various forward contracts maturing in 2010 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia and Peru. Pursuant to the agreements, the Company purchased a total amount of $9,732 at a weighted-average forward rate of 2,023.54 Colombian pesos per U.S. dollar, and a total amount of $3,052 at a weighted-average forward rate of 2.89 Peruvian soles per U.S. dollar.

In August and October 2010, the Company entered into various forward contracts maturing in 2011 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Chile for fiscal year 2011. Pursuant to the agreements, during 2011 the Company purchased a total amount of $11,878 at a weighted-average forward rate of 500.4 Chilean pesos per U.S. dollar.

In November 2011, the Company entered into various forward contracts maturing in 2012 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Peru. Pursuant to the agreements, the Company will purchase a total amount of $3,600 at a weighted-average forward rate of 2.76 Peruvian soles per U.S. dollar.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Forward contracts (continued)

The Company has designated cash flow hedges that encompass the variability of functional-currency-equivalent cash flows attributable to foreign exchange risks related to the settlement of the foreign-currency-denominated payables resulting from the forecasted purchases (hedge over 75% of the purchases in Chile and Peru for 2010, 73% of the purchases in Colombia for 2010, 90% of the purchases in Chile for 2011 and 60% of the purchases in Peru for 2012). The effect of the hedges result in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). The forward contracts are carried at their fair market value in the consolidated balance sheets, with changes reported within the “Accumulated other comprehensive loss” component of shareholders’ equity.  As of December 31, 2011, the fair market value of the outstanding derivatives represented a $48 net payable ($630 payable at December 31, 2010). The Company made net payments totaling $451 and $273 during fiscal years 2011 and 2010, respectively, as a result of the net settlements of these derivatives. In addition, the Company recorded a $131 unrealized net gain and a $1,134 unrealized net loss within the “Accumulated other comprehensive loss” component of shareholders’ equity during fiscal years 2011 and 2010, respectively.

Additional disclosures

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2011 and 2010:

		Asset (Liability) Derivatives
		Fair Value
Type of Derivative	Balance Sheets Location	2011	2010
Derivatives designated as hedging instruments under ASC Topic 815 Derivatives and Hedging
Forward contracts	Accrued payroll and other liabilities	$(48)	$(630)
		(48)	(630)
Derivatives not designated as hedging instruments under ASC Topic 815 Derivatives and Hedging
Cross-currency interest rate swaps	Derivative instruments		(90,513)
Mirror swaps	Derivative instruments	-	3,974
Bond swaps	Derivative instruments	(2,583)	(7,807)
Forwards	Derivative instruments	-	(323)
		(2,583)	(94,669)
Total derivative instruments		$(2,631)	$(95,299)

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Additional disclosures (continued)

The following tables present the pretax amounts affecting income and other comprehensive income for the fiscal year ended December 31, 2011 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	$131	$451	$-
Total	$131	$451	$-

The loss recognized in income was recorded as an adjustment to food and paper.

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative instruments
Cross-currency interest rate swaps	$(11,346)
Mirror swaps	1,614
Bond swaps	1,464
Forwards	(1,256)
Others	287
Total	$(9,237)

The following tables present the pretax amounts affecting income and other comprehensive income for the fiscal year ended December 31, 2010 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	$(1,134)	$273	$-
Total	$(1,134)	$273	$-

The loss recognized in income was recorded as an adjustment to food and paper.

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative instruments
Cross-currency interest rate swaps	$(31,090)
Mirror swaps	8,212
Bond swaps	(9,608)
Forwards	(323)
Total	$(32,809)

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Additional disclosures (continued)

The following tables present the pretax amounts affecting income and other comprehensive income for the fiscal year ended December 31, 2009 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Interest rate swap	$-	$4,591	$-
Forward contracts	232	-	-
Total	$232	$4,591	$-

The loss reclassified from accumulated OCI into income was recorded as an adjustment to interest expense.

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative instruments
Cross-currency interest rate swaps	(37,327)
Mirror swaps	(881)
Bond swaps	(1,727)
Total	$(39,935)

13.	Operating lease agreements

At December 31, 2011, the Company was the lessee at 1,855 locations through ground leases (the Company leases the land and the Company or franchisee owns the building) and through improved leases (the Company leases land and buildings). Lease terms for most restaurants vary between 10 and 20 years and, in many cases, provide for rent escalations and renewal options, with certain leases providing purchase options. Escalations terms vary by reporting unit, with examples including fixed-rent escalations, escalations based on an inflation index, and fair value adjustments. The timing of these escalations generally ranges from annually to every five years. According to rental terms, the Company pays a monthly rental expense based on the greater of a fixed rent or a certain percentage of the Company’s gross sales. For most locations, the Company is obligated for the related occupancy costs including property taxes, insurance and maintenance. However, for franchised sites, the Company requires the franchisees to pay these costs. In addition, the Company is the lessee under non-cancelable leases covering certain offices and warehouses.

In March 2010, the Company entered into an aircraft operating lease agreement for a term of 8 years, which provides for quarterly payments of $690. The agreement includes a purchase option at the end of the lease term at fair market value and also an early purchase option at a fixed amount of $26,685 at maturity of the 24th quarterly payment. The Company was required to make a cash deposit of $5,325 as collateral for the obligations assumed under this agreement.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Operating lease agreements (continued)

At December 31, 2011, future minimum payments required under existing operating leases with initial terms of one year or more are:

	Restaurants	Others	Total

2012	$124,021	$7,557	$131,578
2013	113,266	7,002	120,268
2014	102,116	6,707	108,823
2015	93,604	6,310	99,914
2016	81,995	5,632	87,627
Thereafter	362,167	15,533	377,700
Total minimum payments	$877,169	$48,741	$925,910
The following table provides detail of rent expense for fiscal year 2011, 2010 and 2009:

	2011	2010	2009
Company-operated restaurants (i)	$129,135	$100,986	$88,579
Franchised restaurants (ii)	41,252	34,172	33,592
Total rent expense	$170,387	$135,158	$122,171

(i)	Included within the caption “Occupancy and other operating expenses” in the consolidated statement of income.
(ii)	Included within the caption “Franchised restaurants – occupancy expenses” in the consolidated statements of income.

The following table provides a breakdown detail of rent expense between minimum and contingent rentals for fiscal year 2011, 2010 and 2009:

	2011	2010	2009
Minimum rentals	$121,533	$98,307	$82,650
Contingent rentals based on sales	48,854	36,851	39,521
Total rent expense	$170,387	$135,158	$122,171

14.	Franchise arrangements

Individual franchise arrangements generally include a lease and a license and provide for payment of initial fees as well as continuing rent and service fees (royalties) to the Company based upon a percentage of sales with minimum rent payments. The Company’s franchisees are granted the right to operate a restaurant using the McDonald’s system and, in most cases, the use of a restaurant facility, generally for a period of 20 years. Franchisees pay related occupancy costs including property taxes, insurance and maintenance.  Pursuant to the MFAs, the Company pays initial fees and continuing service fees for franchised restaurants to McDonald’s Corporation. Therefore, the margin for franchised restaurants is primarily comprised of rental income net of occupancy expenses (depreciation for owned property and equipment and/or rental expense for leased properties).

At December 31, 2011, net property and equipment under franchise arrangements totaled $184,199 (including land of $63,699) after deducting accumulated depreciation and amortization of $89,148.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.	Franchise arrangements (continued)

Revenues from franchised restaurants for fiscal years 2011, 2010 and 2009 consisted of:

	2011	2010	2009
Rent	$152,380	$122,448	$127,896
Initial fees (i)	514	660	419
Royalty fees (ii)	627	544	506
Total	$153,521	$123,652	$128,821

(i)	Disclosed net of initial fees paid to McDonald’s Corporation for $518, $595 and $370 in 2011, 2010 and 2009, respectively.
(ii)	Disclosed net of royalties fees paid to McDonald’s Corporation for $60,261, $49,562 and $48,524 in 2011, 2010 and 2009, respectively.

At December 31, 2011, future minimum rent payments due to the Company under existing franchised agreements are:
	Owned sites	Leased sites	Total

2012	$8,938	$25,208	$34,146
2013	8,609	23,434	32,043
2014	8,027	21,205	29,232
2015	7,844	20,679	28,523
2016	9,217	19,273	28,490
Thereafter	38,079	94,609	132,688
Total	$80,714	$204,408	$285,122

15.	Income taxes

The Company’s operations are conducted by its foreign subsidiaries in Latin America and the Caribbean. The foreign subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such foreign countries.

Statutory tax rates in the countries in which the Company operates for fiscal years 2011, 2010 and 2009 were as follows:
	2011	2010	2009

Puerto Rico	30%	39%	39%
Argentina, Martinique, French Guyana, Guadeloupe, St Croix, St. Thomas, Aruba and Curacao	35%	35%	35%
Brazil and Venezuela	34%	34%	34%
Colombia	33%	33%	33%
Costa Rica and Peru	30%	30%	30%
Panamá	25%	27.5%	30%
Mexico	30%	30%	28%
Uruguay and Trinidad and Tobago	25%	25%	25%
Ecuador	24%	25%	25%
Chile	20%	17%	17%

Income tax expense for fiscal years 2011, 2010 and 2009 consisted of the following:

	2011	2010	2009
Current income tax expense	$47,485	$64,551	$68,539
Deferred income tax benefit	(2,882)	(61,101)	(49,830)
Income tax expense	$44,603	$3,450	$18,709

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.	Income taxes (continued)

Income tax expense for fiscal years 2011, 2010 and 2009 differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax income as a result of the following:

	2011	2010	2009
Pre-tax income	$160,403	$109,742	$99,063
Weighted-average statutory income tax rate (i)	32,35%	36.87%	38.18%
Income tax expense at weighted-average statutory tax rate on pre-tax income	51,890	40,462	37,822
Permanent differences:
Change in valuation allowance	(20,962)	(91,416)	(29,971)
Non-deductible expenses	28,783	31,575	8,224
Tax deductible goodwill in Brazil (ii)	(21,640)	-	-
Withholding income taxes on intercompany transactions	9,038	8,233	-
Loss on amnesty program	-	8,681	-
Others	(2,506)	5,915	2,634
Income tax expense	$44,603	$3,450	$18,709

(i)
Weighted-average statutory income tax rate is calculated based on the lump-sum of the income before taxes by country multiplied by the prevailing statutory income tax rate, divided by the consolidated income before taxes.

(ii)
In November 2010, the Company completed the corporate reorganization of its companies in Brazil that was commenced on December 29, 2008. Among other corporate synergies, the reorganization resulted in contribution of the shares of the Brazilian operating entities to a new holding company and generated a tax deductible goodwill amounting to $310 million. The goodwill is deductible in Brazil for income tax purposes through its amortization in a period of 60 months starting in December 2010 following the merger of the Brazilian entities. The Company did not recognize any deferred tax asset for this benefit following the exemption in ASC 740-10-25-3.e. applicable to intercompany transfers. Therefore, the tax benefit is being recognized when realized on the tax return and applied to reduce income tax expense.

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at December 31, 2011 and 2010 are presented below:
	2011	2010
Tax loss carryforwards (i)	$273,344	$314,057
Purchase price allocation adjustment	105,457	131,624
Other deferred tax assets (ii)	104,670	63,514
Property and equipment – difference in depreciation rates	(61,411)	(69,838)
Other deferred tax liabilities (iii)	(23,374)	(24,205)
Valuation allowance (iv)	(223,775)	(220,182)
Net deferred tax asset	$174,911	$194,970

(i)     As of December 31, 2011, the Company and its subsidiaries had accumulated operating tax loss carryforwards amounting to $946,165. These operating tax loss carryforwards expire as follows:

2011
Fiscal year 2012	$705
Fiscal year 2013	19,013
Fiscal year 2014	2,562
Fiscal year 2015	2,141
Fiscal year 2016	26,943
Thereafter	302,233
Without expiration terms	592,568
$946,165

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.	Income taxes (continued)

(ii)  Primarily related to property and equipment, allowances and provisions.
(iii) Primarily related to intangible assets and foreign currency exchange gains.
(iv) In assessing the realizability of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Balance sheets classification of deferred taxes at December 31, 2011 and 2010 is as follows: current deferred tax assets of $36,713 in 2011 and $10,584 in 2010; non-current deferred tax assets of $142,848 in 2011 and $190,764 in 2010; and non-current deferred tax liabilities of $4,650 in 2011 and $6,378 in 2010.

Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences were approximately $82.6 million at December 31, 2011 and consisted of undistributed earnings considered permanently invested in subsidiaries. The amount of the corresponding unrecognized deferred tax liability was $26.3 million as of December 31, 2011.

As of December 31, 2011 and 2010, the Company’s gross unrecognized tax benefits totaled $6,088 and $4,770 (including interests and penalties), respectively, that would favorably affect the effective tax rate if resolved in the Company’s favor. These amounts are mainly included in income tax payable on the consolidated balance sheets for 2011 and 2010, respectively. The Company is regularly under audit in multiple tax jurisdictions. It is reasonably possible that, as a result of audit progression within the next 12 months, there may be new information that causes the Company to reassess the total amount of unrecognized tax benefits recorded. While the Company cannot estimate the impact that new information may have on our unrecognized tax benefit balance, we believe that the liabilities that are recorded are appropriate and adequate as determined under ASC 740. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2005.

16.	Share-based compensation

ADBV Long-Term Incentive Plan

During 2008, the Company implemented a long-term incentive plan to reward employees for increases in the fair value of the Company’s stock subsequent to the date of grant. In accordance with this plan, in fiscal years 2008, 2009 and 2010 the Company granted units (called “CADs”) to certain employees, pursuant to which the employees are entitled to receive, when vested, a cash payment equal to the appreciation in fair value over the base value. The awards vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years. The exercise right is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the fifth anniversary of the date of grant. Exercisable outstanding awards at the date of termination will be automatically settled by the Company. The maximum amount authorized under this plan equaled 4% of the Company’s fair market value.

The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The accrued liability is remeasured at the end of each reporting period until settlement. Effective December 31, 2010 the Company changed the method of measuring its liability awards from the intrinsic value method (i.e. difference between the current fair value and the base value) to a fair value method using the Black & Scholes model. The current fair value for purposes of determining the intrinsic value was based on a formula determined and approved by the Company’s Board of Directors. At December 31, 2010 the Company considered the estimated initial public offering price per class A share ($16.50) in determining the fair value of the awards because in 2011 the Company’s Board of Directors decided that on a going forward basis the fair value would be based on the market price instead of the formula that had previously been used to value such awards.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation (continued)

ADBV Long-Term Incentive Plan (continued)

The following variables and assumptions have been used by the Company for purposes of measuring its liability awards at December 31, 2011 and 2010:
	2011	2010

Current price (i)	20.53	16.50
Weighted-average base value of outstanding units (ii)	5.82	5.55
Expected volatility (iii)	38.0%	28.5%
Dividend yield	1.2%	1.5%
Risk-free interest rate	0.8%	3.9%
Expected term	last vesting date	last vesting date

(i)	At December 31, 2010, equal to the estimated initial public offering price per share. At December 31, 2011, equal to the quoted market price per share.
(ii)	As adjusted as a result of the stock split discussed in Note 22.
(iii)
At December 31, 2010, based on historical 1-year implied volatility of Latin American comparable companies calculated as the standard deviation on the logarithms of daily price returns, annualized by the squared root of the number of days. At December 31, 2011, based on implied volatility of the Company’s class A shares.

The following table summarizes the activity under the plan for fiscal years 2011, 2010 and 2009:

	Units	Weighted-average base value	Weighted-average fair value
Outstanding at December 31, 2008	1,804,268	4.10
Granted	677,218	8.66
Forfeited	(105,528)	4.27
Outstanding at December 31, 2009	2,375,958	5.39
Granted	1,368,018	5.88
Exercised (i)	(27,214)	4.27
Forfeited	(182,348)	6.29
Outstanding at December 31, 2010	3,534,414	5.54	10.94
Granted	-	-
Exercised (ii)	(525,017)	5.19
Forfeited	(85,815)	5.02
Outstanding at December 31, 2011	2,923,582	5.82	14.44
Exercisable at December 31, 2011	781,975	4.95	15.42

Data in the table above was adjusted as a result of the stock split discussed in Note 22.

(i)	The total amount paid for these exercises was $97.
(ii)	The total amount paid for these exercises was $9,841.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation (continued)

ADBV Long-Term Incentive Plan (continued)

The following table provides a summary of the plan at December 31, 2011:

	Vested (i)	Non-vested (ii)	Total

Number of units outstanding (iii)	781,975	2,141,607	2,923,582
Weighted-average fair market value per unit	15.42	14.09	14.44
Total fair value of the plan	12,058	30,168	42,226
Weighted-average accumulated percentage of service	100.00	70.64	79.02
Accrued liability	12,058	21,311	33,369
Compensation expense not yet recognized (iv)	-	8,857	8,857

(i)	Related to exercisable awards.
(ii)	Related to awards that will vest between fiscal years 2012 and 2015.
(iii)	As adjusted as a result of the stock split discussed in Note 22.
(iv)	Expected to be recognized in a weighted-average period of 2.8 years.

Compensation expense for the fiscal years 2011, 2010 and 2009 amounted to $19,295, $20,159 and $913, respectively. Compensation expense is included within “General and administrative expenses” in the consolidated statement of income. Compensation expense for the fiscal year 2011 includes an incremental expense amounting to $10,526 related to the effect of remeasuring the accrued liability considering the initial quoted market price of $21.00. Compensation expense for fiscal year 2010 includes an incremental expense amounting to $15,576 related to the effect of replacing the formula by the estimated initial public offering market price in determining the current value of the award at the end of such year. The Company recognized $4,436, $5,147 and $nil of related income tax benefits during fiscal years 2011, 2010 and 2009, respectively.

Award Right granted to the Chief Executive Officer

In addition, during 2008 the Company granted to the Chief Executive Officer an award right pursuant to which he was entitled to receive from the Company a lump sum amount of cash equal to 1% of the fair market value of the Company upon the occurrence of a Liquidity Event (an “Initial Public Offering” or “Change of Control” as defined in the agreement). The award right was subject to a four-year graduated vesting period (25% per year) of continued service as from August 3, 2007.

The Company recognized compensation expense related to this benefit on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The accrued liability was remeasured at the end of each reporting period until settlement, based on the estimated fair value of the Company. The fair value of the Company had been estimated based on a formula determined and approved by the Company’s Board of Directors. Effective December 31, 2010 the Company replaced the formula by the estimated initial public offering price for purposes of measuring the liability award. As a result of the Company’s initial public offering, on April 14, 2011 the Company settled the award in cash for $34,000.

Compensation expense for fiscal years 2011, 2010 and 2009 amounted to $2,214, $16,392 and $4,334, respectively. Compensation expense is included within “Other operating expenses, net” in the consolidated statement of income.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation (continued)

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This plan replaces ADBV Long-Term Incentive Plan discussed above, although the awards that have already been granted will remain outstanding until their respective termination dates. Like ADBV Long-Term Incentive Plan, the 2011 Plan will be used to rewards certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering.

On April 14, 2011, the Company made the following grants of awards under the 2011 Plan:

-   The Company granted to certain of its executive officers and other employees 231,455 restricted share units and 833,388 stock options for 2011. Both types of awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries.

-   The Company granted to certain of its executive officers and other employees 782,137 restricted share units and 1,046,459 stock options as special awards in connection with its initial public offering. Both types of special awards vest as follows: 1/3 on each of the second, third and fourth anniversaries of the grant date.

For both grants, each stock option represents the right to acquire a Class A share at a strike price of $21.20 (the closing price on the date of grant), while each restricted stock unit represents the right to receive a Class A share, when vested.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted stock units is based on the quoted market price of the Company’s class A shares at the grant date. The resulting value of stock options and restricted stock units granted during the fiscal year 2011 was $10,435 and $21,488, respectively. The Company recognized stock-based compensation expense in the amount of $8,202 during the fiscal year 2011, of which $5,703 relates to the special awards granted in connection with the initial public offering. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statement of income. As of December 31, 2011, the remaining unrecognized compensation expense amounted to $23,721, which will be amortized over the remaining requisite service period (weighted-average of 3.6 years). The Company recognized $1,690 of related income tax benefits during fiscal year 2011.

The following variables and assumptions were used by the Company for purposes of measuring the 2011 granted stock options: market price and exercise price equal to $21.20; expected volatility of 28.6% (based on historical 1-year implied volatility of Latin American comparable companies); dividend yield of 1.13%; risk free interest rate of 3.35%; and an expected term ending on the last vesting date.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, substantially consistent with market;
(ii)
to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened; for the three-year period commenced on January 1, 2011 the Company must reinvest an aggregate of at least $60 million per year; and open no less than 250 new restaurants;

(iii)	to commit to funding a specified Strategic Marketing Plan; and
(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located.

In addition, the Company maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letter of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these Consolidated Financial Statements.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At December 31, 2011 the Company maintains a provision for contingencies amounting to $71,888 ($91,720 at December 31, 2010), which is disclosed net of judicial deposits amounting to $6,852 ($27,373 at December 31, 2010) that the Company was required to make in connection with the proceedings. As December 31, 2011, the net amount of $65,036 is disclosed as follows: $41,959 as a current liability and $23,077 as a non-current liability.

Breakdown of the provision for contingencies as of December 31, 2011 and 2010 is as follows:

	2011	2010
Tax contingencies in Brazil (i)	$42,011	$50,648
Labor contingencies in Brazil (ii)	19,646	33,456
Other	10,231	7,616
Subtotal	71,888	91,720
Judicial deposits	(6,852)	(27,373)
Provision for contingencies	$65,036	$64,347

(i)	Mainly related to VAT special treatment for restaurants in Rio de Janeiro and taxes over the royalty payments.
(ii)	Mainly related to dismissals in the normal course of business.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Commitments and contingencies (continued)

Provision for contingencies (continued)

In January 2007, several Puerto Rican franchisees filed a lawsuit against McDonald’s Corporation and certain subsidiaries which the Company purchased during the acquisition of the LatAm business. The lawsuit originally sought declaratory judgment and damages in the amount of $11 million plus plaintiffs' attorney fees. In January 2008, the plaintiffs filed an amended complaint that increased the amount of damages sought to $66.7 million plus plaintiffs’ attorney fees. The complaint, as amended, requests that the court declare that the plaintiffs’ respective franchise agreements and contractual relationships with McDonald’s Corporation, which agreements and relationships were assigned or otherwise transferred to the Company as part of the Acquisition of the LatAm business, are governed by the Dealers’ Act of Puerto Rico, or “Law 75”, a Puerto Rican law that limits the grounds under which a principal may refuse to renew or terminate a distribution contract. The complaint also seeks preliminary and permanent injunctions to restrict the Company from declining to renew the plaintiffs’ agreements except for just cause, and to prohibit the Company from opening restaurants or kiosks within a three-mile radius of a franchisee’s restaurant. In September 2008, the Company filed a counter-suit requesting the termination of the franchise agreements with these franchisees due to several material breaches. On December 23, 2010, the commissioner assigned by the Court of First Instance to this case issued a resolution holding that Law 75 applies to the parties’ commercial relationship. On July 20, 2011, the Court of First Instance adopted the Commissioner´s determination with respect to the application of Law 75. This determination is an interlocutory determination that defines the legislation applicable to the franchisee rights and obligations. On August 26, 2011, the Company appealed the decision of the Court of First Instance by means of a certiorari to the Court of Appeals. The Company is still in the discovery phase with respect to the evidentiary part of this litigation. If the Company does not prevail on the non-applicability of Law 75 to the franchise agreements, the franchisees will still need to demonstrate and prove that the franchisor has breached their respective contracts. Therefore, no provision has been recorded regarding this lawsuit because the Company believes that a final negative resolution has a low probability of occurrence. In October and November of 2010, two bills were introduced in Puerto Rico Legislature that seek to regulate franchise agreements. Among other goals, these bills (like Law 75 in the case of distribution agreements) limit the grounds under which a franchisor may terminate or refuse to renew a franchise agreement. The bills are in the early stages of consideration by the Legislature and no hearings or votes have been scheduled. The Legislature is in the last session to consider this bill which at this time has no hearings or votes scheduled.
Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisee lawsuit.

Regarding contingencies in Brazil, at the end of fiscal year 2010 the Company decided to take advantage of law No. 11941 that amended the federal tax legislation to permit the entering into amnesty plans to settle existing contingencies in installments with benefits derived from the waiver of fines and a portion of accrued interests.  The law also allows the use of tax loss carryforwards to settle the portion of interest not waived. The Company agreed with McDonald’s Corporation to include in the amnesty plan most of the contingencies indemnified by them using tax loss carryforwards to settle the interests and receive a cash payment equal to the principal plus 50% of the interests. As a result of this agreement, in fiscal year 2010 the Company recorded a loss amounting to $22,476 within “Non-operating expenses” in the consolidated statement of income. The Company recorded an additional loss amounting to $3,056 within “Other operating expenses, net” in connection with contingencies not indemnified by McDonald’s Corporation but also included in the amnesty program. The accounting for the amnesty program at the end of fiscal year 2010 included a reduction of the provision for contingencies, the recognition of a liability for the amnesty program within “Accrued payroll and other liabilities”, a reduction in the receivable with McDonald’s Corporation and a reduction of the balance of deferred tax assets related to tax loss carryforwards. At December 31, 2011, the current asset in respect of McDonald’s Corporation’s indemnity represents the amount of cash to be received as a result of the abovementioned agreement.

At December 31, 2011, the non-current portion of the provision for contingencies includes $12,141 related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.	Disclosures about fair value of financial instruments

As defined in ASC Topic 820 Fair Value Measurement and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability. The valuation techniques that can be used under this guidance are the market approach, income approach or cost approach. The market approach uses prices and other information for market transactions involving identical or comparable assets or liabilities, such as matrix pricing. The income approach uses valuation techniques to convert future amounts to a single discounted present amount based on current market conditions about those future amounts, such as present value techniques, option pricing models (e.g. Black-Scholes model) and binomial models (e.g. Monte-Carlo model). The cost approach is based on current replacement cost to replace an asset.

The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observance of those inputs. The guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurement should be used whenever possible.

The three levels of the fair value hierarchy as defined by the guidance are as follows:

Level 1: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Company has the ability to access. This is the most reliable evidence of fair value and does not require a significant degree of judgment. Examples include exchange-traded derivatives and listed equities that are actively traded.

Level 2: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability. Financial instruments that are valued using models or other valuation methodologies are included. Models used should primarily be industry-standard models that consider various assumptions and economic measures, such as interest rates, yield curves, time value, volatilities, contract terms, current market prices, credit risk or other market-corroborated inputs. Examples include most over-the-counter derivatives (non-exchange traded), physical commodities, most structured notes and municipal and corporate bonds.

Level 3: Valuations utilizing significant unobservable inputs provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability. Examples include certain corporate loans, real-estate and private equity investments and long-dated or complex over-the-counter derivatives.

Depending on the particular asset or liability, input availability can vary depending on factors such as product type, longevity of a product in the market and other particular transaction conditions. In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes under this guidance, the lowest level that contains significant inputs used in valuation should be chosen. Pursuant to ASC 820-10-50, the Company has classified its assets and liabilities into these levels depending upon the data relied on to determine the fair values. The fair values of the Company’s derivatives are valued based upon quotes obtained from counterparties to the agreements and are designated as Level 2.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.	Disclosures about fair value of financial instruments (continued)

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Quoted Prices in
	Active Markets	Significant Other	Significant	Balance as of
	For Identical Assets	Observable Inputs	Unobservable Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2011
Assets
Cash equivalents	$72,333	-	-	$72,333
Total Assets	$72,333	-	-	$72,333
Liabilities
Bond swaps	$-	2,583	-	$2,583
Forward contracts	-	48	-	48
Long-term incentive plan	-	33,369	-	33,369
Total Liabilities	$-	36,000	-	$36,000

The derivative contracts were measured based on quotes from the Company’s counterparties. Such quotes have been derived using models pricing or discounted cash analysis that incorporate observable market parameters for all significant inputs such as interest yield curves, options volatilities and currency rates and that were observable for substantially the full term of the derivative contracts.

Certain financial assets and liabilities not measured at fair value

At December 31, 2011, the fair value of the Company’s short-term and long-term debt was estimated at $594,463, compared to a carrying amount of $529,762. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices, and is similar to Level 2 within the valuation hierarchy. The carrying amount for both cash and equivalents and notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At December 31, 2011, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets recognized in Mexico and Puerto Rico and the impairment of goodwill recognized in St. Croix. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

19.           Certain risks and concentrations

The Company’s financial instruments that are exposed to concentration of credit risk primarily consist of cash and cash equivalents and accounts and notes receivables. Cash and cash equivalents are deposited with various creditworthy financial institutions, and therefore the Company believes it is not exposed to any significant credit risk related to cash and cash equivalents. Concentrations of credit risk with respect to accounts and notes receivables are generally limited due to the large number of franchisees comprising the Company’s franchise base.

All the Company’s operations are concentrated in Latin America and the Caribbean. As a result, the Company’s financial condition and results of operations depend, to a significant extent, on macroeconomic and political conditions prevailing in the region. See Note 21 for additional information pertaining to the Company’s Venezuelan operations.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.	Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC Topic 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC Topic 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago and the U.S. Virgin Islands of St. Croix and St. Thomas; the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Colombia, Ecuador, Peru, Uruguay and Venezuela. The accounting policies of the segments are the same as those described in Note 3.

The following table presents information about profit or loss and assets for each reportable segment:

	For the fiscal year ended December 31,
	2011	2010	2009
Revenues:
Brazil	$1,890,824	$1,595,571	$1,200,742
Caribbean division	267,701	260,617	244,774
NOLAD	355,265	305,017	240,333
SLAD	1,143,859	856,913	979,627
Total revenues	$3,657,649	$3,018,118	$2,665,476

Adjusted EBITA:
Brazil	$289,462	$250,606	$160,037
Caribbean division	9,493	23,556	21,167
NOLAD	19,551	15,400	3,918
SLAD	121,475	83,998	129,889
Total reportable segments	439,981	373,560	315,011
Corporate and others (i)	(100,193)	(74,446)	(48,628)
Total adjusted EBITDA	$339,788	$299,114	$266,383

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.	Segment and geographic information (continued)

	For the fiscal year ended December 31,
	2011	2010	2009
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$339,788	$299,114	$266,383

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(68,971)	(60,585)	(54,169)

Compensation expense related to the award right granted to our CEO	(2,214)	(16,392)	(4,334)
Gains from sale of property and equipment	7,123	5,299	8,465
Write-offs of property and equipment	(3,570)	(2,635)	(9,434)
Impairment of long-lived assets	(1,715)	(4,668)	-
Impairment of goodwill	(2,077)	-	(102)
Incremental compensation expense related to ADBV long-term incentive plan	(10,526)	(15,576)	-
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	(5,703)	-	-
Cash bonus related to the initial public offering	(1,382)	-	-
Operating income	250,753	204,557	206,809

(Less) Plus:
Net interest expense	(60,749)	(41,613)	(52,473)
Loss from derivative instruments	(9,237)	(32,809)	(39,935)
Foreign currency exchange results	(23,926)	3,237	(14,098)
Other non-operating income (expenses), net	3,562	(23,630)	(1,240)
Income tax expense	(44,603)	(3,450)	(18,709)
Net income attributable to non-controlling interests	(271)	(271)	(332)
Net income attributable to Arcos Dorados Holdings Inc.	$115,529	$106,021	$80,022

Depreciation and amortization:
Brazil	44,503	$43,927	30,944
Caribbean division	11,982	11,733	10,658
NOLAD	25,670	23,197	20,471
SLAD	24,070	20,343	23,433
Total reportable segments	106,225	99,200	85,506
Corporate and others (i)	6,536	6,048	5,132
Purchase price allocation (ii)	(43,790)	(44,663)	(36,469)
Total depreciation and amortization	$68,971	$60,585	$54,169

Property and equipment expenditures:
Brazil	$142,111	$70,017	$29,065
Caribbean division	36,103	10,951	7,827
NOLAD	48,914	36,832	18,589
SLAD	90,150	53,602	31,342
Others	2,581	4,267	3,282
Total property and equipment expenditures	$319,859	$175,669	$90,105

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.	Segment and geographic information (continued)

	As of December 31,
	2011	2010
Total assets:
Brazil	$992,832	$1,003,970
Caribbean division	259,633	229,863
NOLAD	381,840	390,812
SLAD	513,909	405,641
Total reportable segments	2,148,214	2,030,286
Corporate and others (i)	98,451	222,412
Purchase price allocation (ii)	(371,259)	(468,432)
Total assets	$1,875,406	$1,784,266

(i)     Primarily relates to corporate general and administrative expenses and assets as well as the results and assets of the Company’s operating distribution centers until March 16, 2011 (see Note 23 for details of the split-off). Corporate general and administrative expenses consist of home office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. Corporate assets primarily include corporate cash and cash equivalents and collateral deposits.

(ii)   Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. See Note 3 for more details. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $1,023,180 and $911,730 at December 31, 2011 and 2010, respectively. All of the Company’s long-lived assets are related to foreign operations.

21.	Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to these funds remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance and the acquisition of foreign currency at the official exchange rate by Venezuelan companies to pay foreign debt or dividends is subject to a registration and approval process by the relevant Venezuelan authorities. Such approvals had become less forthcoming over the time, resulting in a parallel market where entities could exchange Venezuelan bolívares fuertes into U.S. dollars using a bond-based exchange process under which bonds traded in Venezuela were purchased in Venezuelan bolívares fuertes and then immediately exchanged outside Venezuela for bonds denominated in U.S. dollars at a specified, and less favorable, parallel exchange market rate.

During 2009 the Company’s access to the official exchange rate for purposes of paying imports was more limited than in 2008 as a result of an increase in restrictions and a more rigorous approval process. In addition, the Company was historically unable to access to the official exchange rate for royalty payments, being obliged to access to the parallel exchange market in order to honor its foreign debts and also to pay intercompany loans. In 2009, the Company exchanged bonds for $37.1 million and recorded a loss of $52.5 million, in connection with the settlement of intercompany loans.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.	Venezuelan operations (continued)

As discussed in Note 3, the financial statements of the Company’s foreign subsidiaries are translated in accordance with guidance in ASC Topic 830, Foreign Currency Matters. Such guidance states that the rate applicable for purposes of dividend remittances shall be used to translate foreign currency financial statements, except when unusual circumstances exist. Prior to December 31, 2009, the Company had concluded that the existence of the parallel market in Venezuela did not constitute unusual circumstances which justified the use of an exchange rate other than the official exchange rate for purposes of foreign currency translation. Therefore, the official rate of 2.15 Venezuelan bolívares fuertes per U.S. dollar was used to translate the operations of the Company’s Venezuelan subsidiaries for fiscal year 2009. As conditions in Venezuela evolved during 2009, the Company reassessed the appropriateness of use of the official exchange rate for translation purposes. As a result, effective December 31, 2009, the Company changed the translation rate from the official exchange rate of 2.15 Venezuelan bolívares fuertes per U.S. dollar at December 31, 2009 to the parallel exchange rate of 5.97 Venezuelan bolívares fuertes per U.S. dollar. This change resulted in a $76.4 million charge recorded in the cumulative translation adjustment component of “Accumulated other comprehensive loss” within shareholders’ equity. Had the Company reported results of its Venezuelan operations for fiscal year 2009 using the weighted average parallel exchange rate of 6.16 Venezuelan bolívares fuertes per U.S. dollar instead of the 2.15 official exchange rate, the Company’s revenues, operating income and net income would have been $298.4 million, $47.5 million and $2.0 million lower, respectively.

On May 17, 2010, the Venezuelan Congress modified the Foreign Exchange Crime Act. The amendments, which result in a penalty for any security transactions not carried out through the Central Bank of Venezuela, were primarily designed to increase control of debt security transactions that were used to buy and sell foreign currency that resulted in the parallel rate. As a result of this reform, the parallel exchange market prevailing in Venezuela disappeared, leaving local brokers out of this market and leaving companies without alternatives for foreign currency trade other than those approved and conducted through the Central Bank. In June, 2010, the Central Bank introduced a newly regulated foreign currency exchange system (SITME), pursuant to which companies can acquire, with certain limits, U.S. dollars at an exchange rate to be established by the Central Bank. Most of the exchanges in SITME have been executed at the exchange rate of 5.30 Venezuelan bolívares fuertes per U.S. dollar.

Since the Company had access and used the parallel exchange market to acquire U.S. dollars, the Company used the parallel exchange rate to measure transactions denominated in local currency and convert them to the U.S. dollar functional currency during the period from January 1, 2010 through May 31, 2010. The last available quotation of the parallel exchange rate before the system was cancelled was 8.10 Venezuelan bolívares fuertes per U.S. dollar.  Effective June 1, 2010 the Company started to use the new regulated rate of 5.30 Venezuelan bolívares fuertes per U.S. dollar to measure transactions denominated in local currency.

Revenues, operating income and net income of the Venezuelan operations were $278,639, $31,789 and $26,664, respectively, for fiscal year 2011 and $184,657, $18,699 and $5,069, respectively, for fiscal year 2010.

22.	Shareholders’ equity

Authorized capital

At December 31, 2010, the Company was authorized to issue a maximum of 400,000 shares, consisting of 240,000 class A shares and 160,000 class B shares with a par value of $1,000 each.

On February 22, 2011, effective as of March 8, 2011, the Company increased the maximum number of shares it is authorized to issue to an unlimited number of shares of no par value each.

On March 16, 2011, the Company limited the maximum number of shares it is authorized to issue to 500,000,000, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each. For both classes of shares, the balance sheet reflects the new capital structure.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

22.	Shareholders’ equity (continued)

Issued and outstanding capital

At December 31, 2006, the Company had issued and outstanding 50,000 shares, with a total par value $50. Prior to the acquisition of the LatAm business, the Company increased the number of shares it is authorized to issue from 50,000 shares to an aggregate of 400,000 shares, par value $1,000 per share, canceling the then outstanding common shares. On August 3, 2007, the Company issued 234,000 class A shares and 156,000 class B shares, with a total par value $390,000, in exchange for $377,546. The proceeds from this issuance were used to finance the acquisition of the LatAm business.

On March 14, 2011, the Company’s Board of Directors approved a 620.21-for-1.00 stock split of the outstanding shares in order to reduce the unit price per share and improve its marketability in connection with the initial public offering. As a result of the stock split, the Company distributed 241,492,966 additional shares to its existing shareholders on a pro-rata basis. After the stock split, the issued and outstanding shares increased to 241,882,966, consisting of 145,129,780 class A shares and 96,753,186 class B shares with no par value. Immediately after the stock split and effective as of March 16, 2011, the Company’s Board of Directors approved the redemption of 41,882,966 shares (25,129,780 class A shares and 16,753,186 class B shares) in connection with the split-off the Axis business described in Note 23.

On April 14, 2011, the Company went public through an initial public offering of its Class A shares in the New York Stock Exchange. As a result of the offering, the Company issued 9,529,412 Class A shares at a price of $17.00 per share. Net proceeds from the offering totaled $152,281.

As a result, at December 31, 2011, the Company has 209,529,412 shares issued and outstanding with no par value, consisting of 129,529,412 class A shares and 80,000,000 class B shares.

For both classes of shares, the balance sheets and statements of shareholders’ equity reflect the stock split retrospectively for all periods presented.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities and the Company is able to pay its debts as they become due. In addition, the 2019 Notes impose certain restrictions on the distribution of dividends as described in Note 11.

During fiscal years 2011 and 2010, the Company declared dividend distributions totaling $50,027 and $40,000, respectively. A portion of the dividends declared in 2010 amounting to $6,600 was paid in fiscal year 2011.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

23.	Split-off of Axis Business

On March 14, 2011, effective as of March 16, 2011, the Company’s Board of Directors approved the split-off of certain subsidiaries of the Company that operate the distribution centers in Argentina, Chile, Colombia, Mexico and Venezuela (the “Axis Business”). The split-off was performed through the redemption of 41,882,966 shares (25,129,780 class A shares and 16,753,186 class B shares). As consideration for the redemption, the Company transferred to its shareholders its equity interests in the operating subsidiaries of the Axis Business totaling a net book value of $15,428 and an equity contribution that was made to the Axis holding company amounting to $29,830. This transaction did not have a material impact on the Company’s consolidated financial statements.

Presented below is supplemental information about the net assets of the Axis Business that were deconsolidated as a result of the split-off:

2011
Cash and cash equivalents	$35,425
Other receivables	33,506
Inventories	27,686
Prepaid expenses and other current assets	3,211
Property and equipment, net	10,190
Deferred income taxes	4,225
Accounts payable	(53,868)
Income taxes payable	(1,181)
Other taxes payable	(2,148)
Accrued payroll and other liabilities	(8,479)
Intercompany payable	(3,309)
Net book value	$45,258

24.	Earnings per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC Topic 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted stock units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all periods presented after giving retrospective effect to the stock split described in Note 22:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

24.	Earnings per share (continued)

	For the fiscal year ended December 31,
	2011	2010	2009
Net income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$115,529	$106,021	$80,022

Weighted-average number of common shares outstanding - Basic	215,420,271	241,882,966	241,882,966
Incremental shares from assumed exercise of stock options (a)	-	-	-
Incremental shares from vesting of restricted stock units	126,184	-	-
Weighted-average number of common shares outstanding - Diluted	215,546,455	241,882,966	241,882,966

Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.54	$0.44	$0.33
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$0.54	$0.44	$0.33

(a)       Options to purchase 1,879,847 shares of common stock at $21.20 per share were outstanding during fiscal year 2011 but were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

25.	Related party transactions

As discussed in Note 17, as security for the performance of the Company’s obligations under the MFAs, the Company maintains irrevocable standby letters of credit in favor of McDonald’s Corporation in an amount of $80 million, of which one in an amount of $65 million was issued by Credit Suisse acting as issuing bank. Credit Suisse owns 49% of the general partner and is a limited partner of DLJ South American Partners, which was a shareholder of the Company. The Company believes that the terms of the transaction are consistent with those that could have been obtained in a comparable arm’s-length transaction with an unrelated party.

As discussed in Note 23, effective March 16, 2011, the Company’s Board of Directors approved the split-off of the Axis Business. As a result, the Axis Business is no longer consolidated, representing a related party under common control. The Company has entered into a master commercial agreement with Axis on arm´s length terms pursuant to which Axis provides the Company distribution services in Argentina, Chile, Colombia, Mexico and Venezuela. On November 9, 2011 the Company entered into a revolving loan agreement as a creditor with Axis Distribution B.V., a holding company of the Axis Business, for a total amount of $12 million at an interest rate of LIBOR plus 6%, maturing on November 7, 2016. At December 31, 2011, no amounts have been borrowed from the Company.

The following table summarizes the outstanding balances and transactions between the Company and the Axis Business as of and for the fiscal year ended December 31, 2011:

Balances:
Inventories	$1,436
Prepaid expenses and other current assets	7,150
Accounts and notes receivable	2,497
Other receivables	5,538
Accounts payable	15,311

Transactions:
Food and paper (i)	$320,020
Occupancy and other operating expenses	10,970
Others, net	42

(i)	Includes $26,628 of logistics service fees and $293,392 of suppliers purchases managed through Axis.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

25.	Related party transactions (continued)

In addition, at December 31, 2011 the Company maintained guarantee deposits for the benefit of certain of Axis´ suppliers in the amount of $16,100 consisting of payments made to these suppliers as collateral for the outstanding obligations of Axis to these suppliers. In the event that Axis does not pay a supplier by the date set forth in the relevant agreement, the guarantee deposit will be released to the supplier and the Company will have the right to seek reimbursement from Axis of the amount released. Neither fees nor interest is charged under this agreement with Axis.

As of December 31, 2011 the Company had notes receivable, other receivables, accounts payable and other liabilities with Lacoop, A.C. and Lacoop II, S.C. totaling $6,341, $336, $8 and $830, respectively.

26.	Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X in regards to valuation and qualifying accounts for each of the periods presented:

Description	Balance at beginning of period	Additions – charged to expenses	Deductions		Translation	Balance at end of period
Year ended December 31, 2011:
Deducted from assets accounts:
Allowance for doubtful accounts	$4,794	$1,931	$(52)		$(283)	$6,390
Valuation allowance on deferred tax assets	220,182	-	(20,962)	(i)	24,555	223,775
Reported as liabilities:
Provision for contingencies	64,347	53,869	(48,607)	(ii)	(4,573)	65,036
Total	$289,323	$55,800	$(69,621)		$19,699	$295,201

Year ended December 31, 2010:
Deducted from assets accounts:
Allowance for doubtful accounts	$6,125	$937	$(2,636)		$368	$4,794
Valuation allowance on deferred tax assets	298,776	-	(91,416)	(i)	12,822	220,182
Reported as liabilities:
Provision for contingencies	86,931	67,074	(89,487)	(ii)	(171)	64,347
Total	$391,832	$68,011	$(183,539)		$13,019	$289,323

Year ended December 31, 2009:
Deducted from assets accounts:
Allowance for doubtful accounts	$4,787	$1,487	$(366)		$217	$6,125
Valuation allowance on deferred tax assets	317,842	-	(29,971)	(i)	10,905	298,776
Reported as liabilities:
Provision for contingencies	84,305	1,627	(3,450)	(ii)	4,449	86,931
Total	$406,934	$3,114	$(33,787)		$15,571	$391,832

(i)	Charged to income.
(ii)	Charged to the non-current asset recorded in respect of McDonald’s Corporation’s indemnity.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2011, 2010 and 2009
Amounts in thousands of US dollars, except for share data and as otherwise indicated

27.	Subsequent events

In January and February 2012, the Company entered into various forward contracts maturing in 2012 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia and Chile. Pursuant to the agreements, the Company will purchase a total amount of $ 8.2 million at an average forward rate of 1,855.8 Colombian pesos per U.S. dollar, and a total amount of $ 11.4 million at an average forward rate of 507.3 Chilean pesos per U.S. dollar, respectively. The Company has designated cash flow hedges that encompass the variability of functional-currency-equivalent cash flows attributable to foreign exchange risks related to the settlement of the foreign-currency-denominated payable resulting from the forecasted purchases (hedges over 49% and 77% of the forecasted purchases in Colombia and Chile, respectively, for fiscal year 2012). The effect of the hedge will result in fixing the cost of goods acquired (i.e. the net settlement or collection will adjust the cost of inventory paid to the supplier).

In January 2012, the Company collected $24,141 from McDonald’s Corporation related to the indemnity and the agreement reached in connection with the amnesty program discussed in Note 17.

In January and February 2012, the Company performed several transactions in the secondary exchange market of Venezuela at a weighted-average exchange rate of 8.94, recording an exchange loss of $6,582.

In February and March 2012, the Company recorded a receivable with Axis amounting to $1,573 for certain obligations with suppliers that were assumed and settled by the Company. The Company received neither fees nor interest in connection with this transaction.