Form 20-F
period 2012-12-31
Arcos Dorados Holdings Inc.
filed 2013-04-26
CIK 1508478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
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
None
(Title of Class)
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
☒  Yes      ☐  No
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
☒  Yes      ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
☐  Item 17      ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐  Yes       ☒ No

ARCOS DORADOS HOLDINGS INC.

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to the U.S. dollar. All references to “Argentine pesos” or “ARS$” are to the Argentine peso. All references to “Brazilian reais” or “R$” are to the Brazilian real. All references to “Mexican pesos” or “Ps.” are to the Mexican peso. All references to “Venezuelan bolívares fuertes” or “Bs.F” are to the Venezuelan bolívar fuerte, the legal currency in Venezuela. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls” for information regarding exchange rates for the Argentine, Brazilian, Mexican and Venezuelan currencies since January 1, 2008.

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

The financial information contained in this annual report includes our consolidated financial statements at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, as stated in their report included elsewhere in this annual report.

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

Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2012,” relate to our fiscal year ended on December 31 of that calendar year.

Operating Data

We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago and the U.S. Virgin Islands of St. Croix and St. Thomas; NOLAD, consisting of Costa Rica, Mexico and Panama; and SLAD, consisting of Argentina, Chile, Colombia, Ecuador, Peru, Uruguay and Venezuela. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Segment Presentation” for a description of changes we have made in the structure of our geographical divisions effective January 1, 2013. The discussion of our financial condition and results of operations in this annual report does not reflect this change and is based on the structure prevailing as of December 31, 2012.

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

We are the majority stakeholder in several joint ventures with third parties that collectively own 27 restaurants. We consider these restaurants to be Company-operated restaurants. We also have granted developmental licenses to 12 restaurants. Developmental licensees own or lease the land and buildings on which their restaurants are located and pay a franchise fee to us in addition to the continuing franchise fee due to McDonald’s. We consider these restaurants to be franchised restaurants.

Other Financial Measures

We disclose in this annual report a financial measure titled Adjusted EBITDA. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating expenses, net and within general and administrative expenses in our statement of income: compensation expense related to a special award granted to our CEO, incremental compensation expense related to our 2008 long-term incentive plan, gains from sale of property and equipment, write-off of property and equipment, contract termination losses, impairment of long-lived assets and goodwill, stock-based compensation related to the special awards under the 2011 Equity Incentive Plan and bonuses granted in connection with our initial public offering.

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

v

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

A majority of our directors and officers, as well as certain of the experts named herein, reside outside of the United States. A substantial portion of our assets and several of such directors, officers and experts are located principally in Argentina, Brazil and Uruguay. As a result, it may not be possible for investors to effect service of process outside Argentina, Brazil and Uruguay upon such directors or officers, or to enforce against us or such parties in courts outside Argentina, Brazil and Uruguay judgments predicated solely upon the civil liability provisions of the federal securities laws of the United States or other non-Argentine, Brazilian or Uruguayan regulations, as applicable. In addition, local counsel to the Company have advised that there is doubt as to whether the courts of Argentina, Brazil or Uruguay would enforce in all respects, to the same extent and in as timely a manner as a U.S. court or non-Argentine, Brazilian or Uruguayan court, an original action predicated solely upon the civil liability provisions of the U.S. federal securities laws or other non-Argentine, Brazilian or Uruguayan regulations, as applicable; and that the enforceability in Argentine, Brazilian or Uruguayan courts of judgments of U.S. courts or non-Argentine, Brazilian or Uruguayan courts predicated upon the civil liability provisions of the U.S. federal securities laws or other non-Argentine, Brazilian or Uruguayan regulations, as applicable, will be subject to compliance with certain requirements under Argentine, Brazilian or Uruguayan law, including the condition that any such judgment does not violate Argentine, Brazilian or Uruguayan public policy.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

A.    Offer Statistics

Not applicable.

B.    Method and Expected Timetable

Not applicable.

ITEM 3.  KEY INFORMATION

A.    Selected Financial Data

The selected balance sheet data as of December 31, 2012 and 2011 and the income statement data for the years ended December 31, 2012, 2011 and 2010 of Arcos Dorados Holdings Inc. are derived from the consolidated financial statements included elsewhere in this annual report, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global. The selected balance sheet data as of December 31, 2010, 2009 and 2008 and the income statement data for the years ended December 31, 2009 and 2008 of Arcos Dorados Holdings Inc. are derived from consolidated financial statements audited by Pistrelli, Henry Martin y Asociados S.R.L., which are not included herein.

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

	Arcos Dorados
	For the Years Ended December 31,
	2012	2011	2010	2009	2008
		(in thousands of U.S. dollars, except for share data)
Income Statement Data:
Sales by Company-operated restaurants	$3,634,371	$3,504,128	$2,894,466	$2,536,655	$2,480,897
Revenues from franchised restaurants	163,023	153,521	123,652	128,821	125,945
Total revenues	3,797,394	3,657,649	3,018,118	2,665,476	2,606,842
Company-operated restaurant expenses:
Food and paper	(1,269,146)	(1,216,141)	(1,023,464)	(929,718)	(902,305)
Payroll and employee benefits	(753,120)	(701,278)	(569,084)	(491,214)	(461,602)
Occupancy and other operating expenses	(984,004)	(918,102)	(765,777)	(667,438)	(647,152)
Royalty fees	(180,547)	(170,400)	(140,973)	(121,901)	(118,980)
Franchised restaurants—occupancy expenses	(56,057)	(51,396)	(37,634)	(42,327)	(42,416)
General and administrative expenses	(314,619)	(334,914)	(254,165)	(189,507)	(186,098)
Other operating expenses, net	(3,261)	(14,665)	(22,464)	(16,562)	(26,095)
Total operating costs and expenses	(3,560,754)	(3,406,896)	(2,813,561)	(2,458,667)	(2,384,648)
Operating income	236,640	250,753	204,557	206,809	222,194
Net interest expense	(54,247)	(60,749)	(41,613)	(52,473)	(26,272)
Loss from derivative instruments	(891)	(9,237)	(32,809)	(39,935)	(2,620)
Foreign currency exchange results	(18,420)	(23,926)	3,237	(14,098)	(74,884)
Other non-operating (expenses) income, net	(2,119)	3,562	(23,630)	(1,240)	(1,934)
Income before income taxes	160,963	160,403	109,742	99,063	116,484
Income tax expense	(46,375)	(44,603)	(3,450)	(18,709)	(12,067)
Net income	114,588	115,800	106,292	80,354	104,417
Less: Net income attributable to non-controlling interests	(256)	(271)	(271)	(332)	(1,375)
Net income attributable to Arcos Dorados Holdings Inc.	114,332	115,529	106,021	80,022	103,042
Earnings per share:
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.55	$0.54	$0.44	$0.33	$0.43
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$0.55	$0.54	$0.44	$0.33	$0.43

	As of December 31,
	2012	2011	2010	2009	2008
	(in thousands of U.S. dollars, except for share data)
Balance Sheet Data(1):
Cash and cash equivalents	$184,851	$176,301	$208,099	$167,975	$105,982
Total current assets	601,498	588,614	552,355	394,011	380,275
Property and equipment, net	1,176,350	1,023,180	911,730	785,862	709,667
Total non-current assets	1,447,665	1,286,792	1,231,911	1,088,937	923,488
Total assets	2,049,163	1,875,406	1,784,266	1,482,948	1,303,763
Accounts payable	244,365	220,941	217,326	151,175	148,884
Short-term debt and current portion of long-term debt	2,202	3,811	17,947	11,046	15,306
Total current liabilities	578,274	589,292	605,148	396,810	388,357
Long-term debt, excluding current portion	649,968	525,951	451,423	454,461	351,870
Total non-current liabilities	724,579	606,485	629,923	632,092	474,654
Total liabilities	1,302,853	1,195,777	1,235,071	1,028,902	863,011
Total common stock	484,569	484,569	377,546	377,546	377,546
Total equity	746,310	679,629	549,195	454,046	440,752
Total liabilities and equity	2,049,163	1,875,406	1,784,266	1,482,948	1,303,763
Shares outstanding(2)	209,529,412	209,529,412	241,882,966	241,882,966	241,882,966

	For the Years Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands of U.S. dollars, except percentages)

Other Data:
Total Revenues
Brazil	$1,797,556	$1,890,824	$1,595,571	$1,200,742	$1,237,208
Caribbean division	273,467	267,701	260,617	244,774	231,734
NOLAD	384,041	355,265	305,017	240,333	232,083
SLAD(3)	1,342,330	1,143,859	856,913	979,627	905,817
Total	3,797,394	3,657,649	3,018,118	2,665,476	2,606,842

Operating Income
Brazil	$193,339	$246,926	$208,102	$127,291	$102,819
Caribbean division	(5,020)	(5,244)	11,189	10,448	12,454
NOLAD	(5,557)	(8,709)	(16,718)	(17,252)	(4,863)
SLAD(3)	120,536	99,813	66,288	108,261	119,716
Corporate and others and purchase price allocation	(66,658)	(82,033)	(64,304)	(21,939)	(7,932)
Total	236,640	250,753	204,557	206,809	222,194

Operating Margin(4)
Brazil	10.8%	13.1%	13.0%	10.6%	8.3%
Caribbean division	(1.8)	(2.0)	4.3	4.3	5.4
NOLAD	(1.4)	(2.5)	(5.5)	(7.2)	(2.1)
SLAD(3)	9.0	8.7	7.7	11.1	13.2
Total	6.2	6.9	6.8	7.8	8.5

Adjusted EBITDA(5)
Brazil	$240,954	$289,462	$250,606	$160,037	$144,965
Caribbean division	12,345	9,493	23,556	21,167	22,013
NOLAD	26,738	19,551	15,400	3,918	15,961
SLAD(3)	150,520	121,475	83,998	129,889	138,683
Corporate and others	(89,996)	(100,193)	(74,446)	(48,628)	(33,648)
Total	340,561	339,788	299,114	266,383	287,974

Adjusted EBITDA Margin(6)
Brazil	13.4%	15.3%	15.7%	13.3%	11.7%
Caribbean division	4.5	3.5	9.0	8.6	9.5
NOLAD	7.0	5.5	5.0	1.6	6.9
SLAD(3)	11.2	10.6	9.8	13.3	15.3
Total	9.0	9.3	9.9	10.0	11.0

Other Financial Data:
Working capital(7)	$23,224	$(678)	$(52,793)	$(2,799)	$(8,082)
Capital expenditures(8)	300,482	325,852	176,173	101,166	167,893
Dividends declared per common share	$0.24	$0.24	$0.17	$—	$—

Other Operating Data:
Systemwide comparable sales growth(9)(10)	9.2%	13.7%	14.9%	5.5%	—
Brazil	5.2	9.3	17.5	2.7	—
Caribbean division	2.6	(0.6)	4.7	4.2	—
NOLAD	4.4	8.5	9.1	(1.7)	—
SLAD	19.9	29.6	16.1	12.2	—
Systemwide average restaurant sales(10)(11)	$2,603	$2,648	$2,288	$2,147	$2,186
Systemwide sales growth(10)(12)	3.6%	21.1%	10.2%	0.9%	—
Brazil	(4.6)	19.2	34.3	(2.4)	—
Caribbean division	—	1.4	3.8	4.6	—
NOLAD	5.9	14.9	19.2	(12.3)	—
SLAD	18.6	34.5	(20.2)	9.2	—

	As of December 31,
	2012	2011	2010	2009	2008
Number of systemwide restaurants	1,948	1,840	1,755	1,680	1,640
Brazil	731	662	616	578	564
Caribbean division	139	147	142	145	145
NOLAD	503	484	476	456	448
SLAD	575	547	521	501	483
Number of Company-operated restaurants	1,453	1,358	1,292	1,226	1,155
Brazil	533	488	453	432	426
Caribbean division	96	96	91	93	89
NOLAD	335	314	310	289	242
SLAD	489	460	438	412	398
Number of franchised restaurants	495	482	463	454	485
Brazil	198	174	163	146	138
Caribbean division	43	51	51	52	56
NOLAD	168	170	166	167	206
SLAD	86	87	83	89	85

(1)
The balance sheet data as of December 31, 2010, 2009 and 2008 does not reflect the split-off of the Axionlog business, formerly known as Axis. See “Item 4. Information on the Company—B. Business Overview—Our Operations—Supply and Distribution.”

(2)	Data as of December 2010, 2009 and 2008 was adjusted to reflect the stock split approved on March 14, 2011. See Note 22 to our consolidated financial statements for details.

(3)
Currency controls in Venezuela and related accounting changes have had a significant effect on our results of operations and impact the comparability of our results of operations in 2010 compared to 2009.

(4)	Operating margin is operating income divided by total revenues, expressed as a percentage.

(5)
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

Presented below is the reconciliation between net income and Adjusted EBITDA on a consolidated basis:

	For the Years Ended December 31,
Consolidated Adjusted EBITDA Reconciliation	2012	2011	2010	2009	2008
	(in thousands of U.S. dollars)
Net income attributable to Arcos Dorados Holdings Inc.	$114,332	$115,529	$106,021	$80,022	$103,042
Plus (Less):
Net interest expense	54,247	60,749	41,613	52,473	26,272
Loss from derivative instruments	891	9,237	32,809	39,935	2,620
Foreign currency exchange results	18,420	23,926	(3,237)	14,098	74,884
Other non-operating expenses (income), net	2,119	(3,562)	23,630	1,240	1,934
Income tax expense	46,375	44,603	3,450	18,709	12,067
Net income attributable to non-controlling interests	256	271	271	332	1,375
Operating income	236,640	250,753	204,557	206,809	222,194
Plus (Less):
Items excluded from computation that affect operating income:
Depreciation and amortization	92,328	68,971	60,585	54,169	49,496
Compensation expense related to the award right granted to the CEO	—	2,214	16,392	4,334	11,060
Gains from sale of property and equipment	(3,328)	(7,123)	(5,299)	(8,465)	(4,592)
Write-offs of property and equipment	4,259	3,570	2,635	9,434	5,144
Impairment of long-lived assets	1,982	1,715	4,668	—	—
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	7,997	5,703	—	—	—
Cash bonus related to the initial public offering	—	1,382	—	—	—
Incremental compensation expense related to the Arcos Dorados B.V. long-term incentive plan	—	10,526	15,576	—	—
Contract termination losses	—	—	—	—	3,606
Impairment of goodwill	683	2,077	—	102	1,066
Adjusted EBITDA	340,561	339,788	299,114	266,383	287,974

(6)	Adjusted EBITDA margin is Adjusted EBITDA divided by total revenues, expressed as a percentage.

(7)	Working capital equals current assets minus current liabilities.

(8)	Includes property and equipment expenditures and purchase of restaurant businesses.

(9)
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

(10)
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

(11)	Systemwide average restaurant sales is calculated by dividing our sales for the relevant period by the arithmetic mean of the number of our restaurants at the beginning and end of such period.

(12)	Systemwide sales growth refers to the change in sales by all of our restaurants, whether operated by us or by our franchisees, from one period to another.

Exchange Rates and Exchange Controls

In 2012, 81.8% of our total revenues was derived from our restaurants in Argentina, Brazil, Mexico, Puerto Rico and Venezuela. While we maintain our books and records in U.S. dollars, our revenues are conducted in the local currency of the territories in which we operate, and as such may be affected by changes in the local exchange rate to the U.S. dollar.

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

Heightened demand for limited U.S. dollars caused the Argentine peso to trade well above the rate of one Argentine peso per one U.S. dollar that had been previously established. Since the economic crisis in Argentina that began in December 2001, the Argentine peso/U.S. dollar exchange rate has fluctuated considerably. In 2002, an executive order was enacted that established a single free foreign exchange market that required all foreign exchange transactions to be carried out at a rate agreed upon between parties in accordance with the requirements of the Central Bank of Argentina. The Argentine peso depreciated 9.6% against the U.S. dollar in 2008, 9.9% in 2009, 4.7% in 2010, 8.2% in 2011 and 14.3% in 2012.

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

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Argentine pesos per U.S. dollar. The average rate is calculated by using the average of the Central Bank of Argentina’s reported exchange rates on each day during a monthly period and on the last day of each month during an annual or interim period. As of April 24, 2013 the exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Argentina was ARS$5.175 per U.S. dollar.

	Period-End	Average for Period	Low	High
	(Argentine pesos per U.S. dollar)
	ARS$	ARS$	ARS$	ARS$
Year Ended December 31:
2008	3.454	3.162	3.013	3.454
2009	3.797	3.729	3.450	3.855
2010	3.976	3.912	3.794	3.986
2011	4.303	4.130	3.972	4.304
2012	4.917	4.551	4.305	4.917
Quarter Ended:
March 31, 2013	5.147	5.028	4.923	5.147

	Period-End	Average for Period	Low	High
	(Argentine pesos per U.S. dollar)
	ARS$	ARS$	ARS$	ARS$
Month Ended:
September 30, 2012	4.694	4.670	4.642	4.694
October 31, 2012	4.766	4.730	4.699	4.766
November 30, 2012	4.834	4.797	4.770	4.834
December 31, 2012	4.917	4.880	4.840	4.917
January 31, 2013	4.977	4.949	4.923	4.977
February 28, 2013	5.045	5.011	4.983	5.045
March 31, 2013	5.122	5.084	5.122	5.048
April 30, 2013 (through April 24, 2013)	5.175	5.150	5.130	5.145

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

Regarding payment by local residents of services rendered to them, access to the local exchange market for payment of services rendered by non-residents is subject to filing with the intervening bank of documentation evidencing the nature of the service rendered, that it was indeed rendered by a non-resident to a local resident and the amounts due for such services which are to be transferred abroad.  If the service rendered is not directly related to the activities of the local resident, an auditor’s report must also be filed with the intervening bank, certifying that the service was in fact rendered and detailing the back-up information reviewed for such purpose.  Furthermore, foreign exchange regulations currently in place provide that previous authorization by the Central Bank of Argentina is required for access to the local foreign exchange market for the payment of certain services, including (i) information and computer services; (ii) technical or professional business services; (iii) royalties, patents and trademarks; (iv) professional athlete services; (v) copyrights; (vi) cultural, personal or recreational services; (vii) payment of commercial warranties for the export of goods and services; (viii) commercial commissions; (ix) rights of exploitation of movies, videos and foreign audio recordings; and (x) services for technology transfer pursuant to Law No. 22,426; provided, however, the contracts related to such services generate payments or new debt (in the calendar year, at the foreign exchange local market concept code level and regarding the debtor) over U.S.$100,000, and either (i) the beneficiary is a person (natural or legal entity) related to the local debtor, whether directly or indirectly; or (ii) the beneficiary is a person (natural or legal entity) located in a tax haven jurisdiction; or (iii) when the payment abroad is performed in a tax haven jurisdiction. Additionally, depending on the nature of the service rendered, an affidavit may need to be filed with the Argentine tax authority (Administración Federal de Ingresos Públicos, or AFIP) pursuant to the terms of AFIP General Resolution No. 3276 (as amended by AFIP General Resolution No. 3307, AFIP General Resolution No. 3376 and AFIP General Resolution No. 3395).

Interest Payments. Foreign currency necessary to pay interest on foreign indebtedness may be purchased and transferred abroad:

(a)	up to 5 days in advance of the relevant interest payment date;

(b)	to pay interest accrued as from the date of settlement of the disbursed funds through the local foreign exchange market; or

(c)
to pay interest accrued during the period between the date of disbursement of the funds and the date of settlement of the disbursed funds through the local foreign exchange market; provided that the funds disbursed abroad were credited in correspondent accounts of entities authorized to settle such funds through the local exchange market, within 48 business hours as from the date of their disbursement (Communication “A” 5264, as amended by Communication “A” 5295, Communication “A” 5318, Communication “A” 5330, Communication “A” 5339, Communication “A” 5377 and Communication “A” 5397, “Communication “A” 5264”).

In order to proceed with remittances abroad for debt interest payments of all types, the entities involved must first verify that the debtor has complied with the reporting requirements imposed under Communication “A” 3602 dated May 7, 2002 and under Communication “A” 4237 dated November 10, 2004 in case the lender is part of the debtor’s economic group, and meets all other requirements set forth in Communication “A” 5264.

Principal Repayments. Foreign currency necessary to pay principal on foreign indebtedness owed by the private non-financial sector may be acquired:

(a)	within 10 business days prior to the stated maturity of the applicable obligation; provided that the funds disbursed under such obligation have remained in Argentina for at least 365 days; or

(b)
within the term necessary for performing the payment obligations, when such payment obligations depend on the occurrence of specific conditions set forth in the related contracts, such as a cash flow excess clause or automatic cash reinvestment clause.

Principal Prepayments. The foreign currency required to prepay principal on foreign indebtedness may be acquired to make partial or full payments more than 10 business days prior to the stated maturity of the relevant obligation, provided that (i) the funds disbursed under the debt facility have remained in Argentina for at least 365 days; and either (y) the prepayment is financed totally with the disbursement of funds from outside Argentina with the purpose of carrying out capital contributions in a local company, or (z) the amount in foreign currency to be prepaid does not exceed the current value of the portion of the debt being prepaid, the prepayment is financed totally with a new cross-border loan granted by a foreign financial creditor and the terms and conditions of the new financing explicitly provide such prepayment as a condition to grant the new loan.

Foreclosure of Local Guarantees. Access to the local foreign exchange market for payment of foreign indebtedness is limited to the resident debtor.  In such sense, any guarantor of any cross-border financing that is an Argentine resident shall not have access to the local foreign exchange market in order to make payments or transfer funds abroad pursuant to the guarantee, or may be subject to maximum thresholds for any such payment or transfer abroad.  As of the date hereof, free transfers of funds abroad by local residents are subject to prior approval by the Argentine tax authority, and the local residents’ ability to carry out such transfers (previously limited to U.S.$2,000,000 per calendar month) has been suspended indefinitely.

Dividends. Additionally, access to the local foreign exchange market is permitted for remittances abroad to pay earnings and dividends in so far as they arise from closed and fully audited balance sheets (Communication “A” 5264). Moreover, pursuant to AFIP General Resolution No. 3210, AFIP General Resolution No. 3212 and AFIP General Resolution No. 3356, a new system of restrictions on the purchase of U.S. dollars was imposed.  Accordingly, all U.S. dollar purchases must be registered with AFIP, which requires the purchaser to state the use of the proceeds. Purchases of foreign currency by local residents for the formation of off-shore assets (suspended indefinitely) are not only subject to registration but also prior approval from AFIP. Under the new system, AFIP and the Central Bank of Argentina have direct access to the same data in order to monitor cash movements.

Notwithstanding the above, although the purchase of foreign currency to pay dividends abroad is legally permitted, in practice, the payment of dividends abroad is being delayed or denied as a result of factual restrictions by the Central Bank of Argentina. This limitation is part of several informal foreign exchange measures implemented by the Argentine government with the purpose of restricting the outflow of foreign currency in order to obtain a favorable balance between the inflows and outflows of foreign currency.

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

According to the Central Bank of Brazil, in 2008, the Brazilian real depreciated 31.9% in relation to the U.S. dollar; in 2009 and 2010, the Brazilian real appreciated 25.5% and 4.3%, respectively, in relation to the U.S. dollar; and in 2011 and 2012, the Brazilian real depreciated 12.6% and 9.0%, respectively, in relation to the U.S. dollar.

Although the Central Bank of Brazil has intervened occasionally to control movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of capital movements or other factors, and, therefore, the Brazilian real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar as reported by the Central Bank of Brazil. As of April 24, 2013, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Brazil was R$2.024 per U.S. dollar.

	Period-End	Average for Period	Low	High
	(Brazilian reais per U.S. dollar)
	R$	R$	R$	R$
Year Ended December 31:
2008	2.337	2.030	1.559	2.500
2009	1.741	1.994	1.702	2.422
2010	1.666	1.759	1.655	1.881
2011	1.876	1.675	1.535	1.902
2012	2.044	1.959	1.702	2.112
Quarter Ended:
March 31, 2013	1.976	1.998	1.953	2.047
Month Ended:
September 30, 2012	2.031	2.028	2.014	2.039
October 31, 2012	2.031	2.030	2.022	2.038
November 30, 2012	2.107	2.068	2.031	2.107
December 31, 2012	2.044	2.078	2.044	2.112
January 31, 2013	1.988	2.031	1.988	2.047
February 28, 2013	1.975	1.973	1.957	1.989
March 31, 2013	2.019	1.981	1.953	2.019
April 30, 2013 (through April 24, 2013)	2.024	2.002	1.974	2.024

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

The following table sets forth, for the periods indicated, the high, low, average and period-end free-market exchange rate for the purchase of U.S. dollars, expressed in nominal Mexican pesos per U.S. dollar, as reported by the Central Bank of Mexico in the Federal Official Gazette. All amounts are stated in Mexican pesos per U.S. dollar. The annual and interim average rates reflect the average of month-end rates, and monthly average rates reflect the average of daily rates. As of April 24, 2013, the free-market exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Mexico in the Federal Official Gazette as the rate of payment of obligations denominated in non-Mexican currency payable in Mexico was Ps.12.32 per U.S. dollar.

	Period-End	Average for Period	Low	High
	(Mexican pesos per U.S. dollar)
	Ps.	Ps.	Ps.	Ps.
Year Ended December 31:
2008	13.77	11.14	9.92	13.92
2009	13.07	13.50	12.60	15.37
2010	12.36	12.64	12.16	13.18
2011	13.98	12.43	11.50	14.24
2012	13.01	13.17	14.39	12.63
Quarter Ended:
March 31, 2013	12.11	12.61	12.11	12.99
Month Ended:
September 30, 2012	12.85	13.00	12.75	13.42
October 31, 2012	13.09	12.87	12.70	13.09
November 30, 2012	13.04	13.10	12.98	13.25
December 31, 2012	13.01	12.87	12.72	13.01
January 31, 2013	12.71	12.71	12.59	12.99
February 28, 2013	12.87	12.72	12.63	12.87
March 31, 2013	12.83	12.55	12.35	12.83
April 30, 2012 (through April 24, 2013)	12.32	12.23	12.07	12.36

Venezuela

Venezuela suspended foreign exchange trading on January 23, 2003 in response to a significant decrease in the amount of foreign currency generated from the sale of oil and an increase in the demand for foreign currency, which had produced a decline in Venezuela’s reserves of international currencies. On February 5, 2003, the Venezuelan government adopted a series of exchange agreements, decrees and regulations establishing a new exchange control regime. The Comisión de Administración de Divisas, or CADIVI, administers, manages and controls the exchange control regime. Purchases and sales of foreign currencies are centralized in the Central Bank of Venezuela. The Ministry of Finance and the Central Bank of Venezuela are responsible for setting the exchange rate with respect to the U.S. dollar and other currencies.

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

These approvals became more difficult to obtain over time, which led to the development of a bond-based exchange process during 2009 and the first five months of 2010 under which bolívar fuerte-denominated bonds were purchased in Venezuela and then were immediately exchanged outside Venezuela for bonds denominated in U.S. dollars at a specified, and less favorable, parallel market exchange rate.

During 2009, our access to the official exchange rate for purposes of paying for imports was more limited than in 2008 due to an increase in restrictions and a more rigorous approval process. In addition, we historically had not been able to access the official exchange rate for royalty payments and had instead entered into bond-based exchange transactions to make our royalty payments, honor other foreign debts and pay intercompany loans.

On January 8, 2010, the Venezuelan government announced the devaluation of the bolívar fuerte and the creation of a two-tiered official exchange rate system. The official exchange rate moved from 2.15 bolívares fuertes per U.S. dollar to 2.60 bolívares fuertes per U.S. dollar for essential goods and to 4.30 bolívares fuertes per U.S. dollar for non-essential goods.

On May 14, 2010, the Central Bank of Venezuela increased its control of the bond-based exchange process and, as a result, bond-based exchanges may solely be conducted by the Central Bank of Venezuela. Consequently, the

market for exchanging bonds in Venezuela ended, limiting companies’ ability to obtain foreign currency other than through foreign currency trades approved by and conducted through CADIVI or the Central Bank of Venezuela.

On June 9, 2010, the Venezuelan government, through the Central Bank of Venezuela, implemented a regulated market for trading with foreign currency, known as the System for Transactions with Securities in Foreign Currency, which we refer to as SITME. Pursuant to this system, companies without access to CADIVI can access SITME to convert a maximum cash equivalent of up to $50,000 per day or $350,000 per month of foreign currency at an exchange rate based on the range of prices for the purchase and sale of bonds published daily by the Central Bank of Venezuela. At December 31, 2012, this exchange rate was 5.3000 bolívares fuertes per U.S. dollar.

On December 30, 2010, the Venezuelan government announced the elimination of the official exchange rate for essential goods. Effective January 1, 2011, each U.S. dollar is valued at 4.2893 bolívares fuertes for purchases and 4.3000 bolívares fuertes for sales. In addition, the exchange rate is set at 4.3000 bolívares fuertes per U.S. dollar for the payment of external public debt.

On February 8, 2013, the Venezuelan government, through Foreign Exchange Agreement No. 14, established the devaluation of the official exchange rate from 4.30 to 6.30 bolívares fuertes per U.S. dollar, effective as of February 9, 2013. This exchange rate will also apply to the purchase of foreign currency: (i) for the payment of principal, interest, guarantees and other types of collateral related to private debt assumed with foreign creditors, (ii) to settle obligations derived from the use of patents, trademarks, licenses and franchising, and (iii) for the payment of technology imports and technical assistance agreements.

In addition, on February 8, 2013, the Venezuelan government, through Decree No. 9381, created a committee called the Superior Office for the Optimization of the Exchange Rate System (Organo Superior para la Optimización del Sistema Cambiario), or the Committee, which will have the authority to design, plan and execute foreign exchange policies for the purpose of balancing foreign currency flow in the Venezuelan economy. The Committee’s decisions will be taken in consensus with the Central Bank of Venezuela and the Venezuelan Ministry of Planning and Finance.

Following the change in the official exchange rate, on February 13, 2013, the Central Bank of Venezuela, through an official announcement published in the Venezuelan Official Gazette number 40.109, provided notice that as of February 9, 2013, no sales would be processed and no purchase orders would be granted through SITME. Venezuelan authorized institutions must continue with the operative process required for the payment of negotiated foreign currency balances already assigned through SITME until February 8, 2013.

On March 18, 2013, the Venezuelan government announced a new complementary foreign exchange system called the Complementary System for the Acquisition of Foreign Currency (Sistema Complementario de Adquisición de Divisas), or SICAD. Pursuant to this new system, which is complementary to CADIVI, companies in the productive sector of the economy would have access to U.S. dollars through a controlled auction mechanism (a modified Vickrey auction mechanism). The first auction process, which took place on March 26, 2013, resulted in the trading of $200 million among 383 companies, with no official information about the related average exchange rate. Each company could place orders with a maximum amount of $2 million, 1% of the total amount available, with a base exchange rate of 6.30. Applications had to be included in the Registry of Users of the Foreign Currency Administation System (Registro de Usuarios del Sistema de Administración de Divisas), or RUSAD, and present a letter of credit from their bank. With this mechanism, all submitted bids are sorted by price in descending order to allocate the foreign currency to each of the bidders in the same order at the prices of each bid until availability runs out. However, the new foreign exchange oversight committee run by the Ministry of Finance has the discretional power to authorize the request. The foreign currency is not transferred until the imported merchandise has been cleared by the Venezuelan customs authority and inspected by the Central Bank of Venezuela. As of the date of this annual report, there is no information regarding how often the Venezuelan government will conduct these auctions, the average exchange rate quoted and the amounts available to be included in this system, among other important details.

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

	Purchase	Sale	Payment of External Public Debt
	(Venezuelan bolívares fuertes per U.S. dollar)
	Bs.F	Bs.F	Bs.F
January 1, 2008 through January 7, 2010	2.1446	2.1500	2.1500

	Essential Goods	Non-essential Goods
	(Venezuelan bolívares fuertes per U.S. dollar)
	Bs.F	Bs.F
January 8, 2010 through December 31, 2010	2.60	4.30

	Purchase	Sale	Payment of External Public Debt
	(Venezuelan bolívares fuertes per U.S. dollar)
	Bs.F	Bs.F	Bs.F
January 1, 2011 through February 8, 2013	4.2893	4.3000	4.3000

	Purchase	Sale	Payment of External Public Debt
	(Venezuelan bolívares fuertes per U.S. dollar)
	Bs.F	Bs.F	Bs.F
February 9, 2013 through April 24, 2013	6.2842	6.3000	6.3000

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

Pursuant to the MFAs, McDonald’s has the ability to exercise substantial influence over the conduct of our business. For example, under the MFAs, we are not permitted to operate any other quick-service restaurant, or QSR, chains, we must comply with McDonald’s high quality standards, we must own and operate at least 50% of all McDonald’s-branded restaurants in the Territories, we must maintain certain guarantees in favor of McDonald’s, including a standby letter of credit (or other similar financial guarantee acceptable to McDonald’s) in an amount of $80.0 million, to secure our payment obligations under the MFAs and related credit documents, we cannot incur debt above certain financial ratios, we cannot transfer the equity interests of our subsidiaries, any significant portion of their assets or any of the real estate properties we own without McDonald’s consent, and McDonald’s has the right to approve the appointment of our chief executive officer and chief operating officer. In addition, the MFAs require us to reinvest a significant amount of money, including through reimaging our existing restaurants, opening new restaurants and advertising, which plans McDonald’s has the right to approve. We are required under the MFAs to spend $180 million from 2011 through 2013 (i.e., $60 million per year) to satisfy our reinvestment commitments.

In addition, we estimate that the cost to comply with our restaurant opening commitments under the MFAs from 2011 through 2013 will be between $175 million and $385 million depending on, among other factors, the type and location of the restaurants we open. We cannot assure you that we will have available the funds necessary to finance these commitments, and their satisfaction may require us to incur additional indebtedness, which could adversely affect our financial condition. Moreover, we may not be able to obtain additional indebtedness on favorable terms, or at all. Failure to comply with these commitments could constitute a material breach of the MFAs and may lead to a termination by McDonald’s of the MFAs.

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

Pursuant to the MFAs, McDonald’s has the right to acquire our non-public shares or our interests in one or more Territories upon the occurrence of certain events, including the death or permanent incapacity of our controlling shareholder or a material breach of the MFAs. In the event McDonald’s were to exercise its right to acquire all of our non-public shares, McDonald’s would become our controlling shareholder.

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

Our business has grown significantly in recent years, largely due to the opening of new restaurants in existing and new markets within the Territories, and also from an increase in comparable store sales. Our total number of restaurant locations has increased from 1,569 at the date of the Acquisition to 1,948 as of December 31, 2012.

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

If our suppliers fail to provide us with products in a timely manner due to unanticipated demand, production or distribution problems, financial distress or shortages, if our suppliers decide to terminate their relationship with us or if McDonald’s determines that any product or service offered by an approved supplier is not in compliance with its standards and we are obligated to terminate our relationship with such supplier, we may have difficulty finding appropriate or compliant replacement suppliers. As a result, we may face inventory shortages that could negatively affect our operations.

Our financial condition and results of operations depend, to a certain extent, on the financial condition of our franchisees and their ability to fulfill their obligations under their franchise agreements.

Approximately 25.4% of our restaurants were franchised as of December 31, 2012. Under our franchise agreements, we receive monthly payments which are, in most cases, the greater of a fixed rent or a certain percentage of the franchisee’s gross sales. Franchisees are independent operators over whom we exercise control through the franchise agreements, by owning or leasing the real estate upon which their restaurants are located and through our operating manual that specifies items such as menu choices, permitted advertising, equipment, food handling procedures, product quality and approved suppliers. Our operating results depend to a certain extent on the restaurant profitability and financial viability of our franchisees. The concurrent failure by a significant number of franchisees to meet their financial obligations to us could jeopardize our ability to meet our obligations.

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

As of December 31, 2012, we owned the land for 513 of our 1,948 restaurants and the buildings for all but 12 of our restaurants. The value of these assets could decrease or rental costs could increase due to changes in local demographics, the investment climate and increases in taxes.

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

As of December 31, 2012, we had $659.8 million in total outstanding indebtedness, consisting of $0.6 million in short-term debt, $651.6 million in long-term debt and $7.6 million related to the fair market value of our outstanding derivative instruments. The agreements governing our outstanding indebtedness contain negative and financial covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For instance, we are subject to negative covenants that restrict our activities, including restrictions on:

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

As of December 31, 2012, we had 94,282 employees. Controlling labor costs is critical to our results of operations, and we closely monitor those costs. Some of our employees are paid minimum wages; any increases in minimum wages or changes to labor regulations in the Territories could increase our labor costs. For example, a law enacted in November 2010 in Argentina requires companies to pay overtime to all employees (except directors and managers) working on weekends, and a proposed bill in Argentina would require companies to distribute 10 percent of their profits to employees. These or similar regulations, if adopted, may have an adverse impact on our results of operations. Competition for employees could also cause us to pay higher wages.

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

Since we conduct our business in many countries in Latin America and the Caribbean, we are subject to the application of multiple tax laws and multinational tax conventions. Our effective tax rate therefore depends on these tax laws and multinational tax conventions, as well as on the effectiveness of our tax planning abilities. Our income tax position and effective tax rate is subject to uncertainty as our income tax position for each year depends on the profitability of Company-operated restaurants and on the profitability of franchised restaurants operated by our franchisees in tax jurisdictions that levy a broad range of income tax rates. It is also dependent on changes in the valuation of deferred tax assets and liabilities, the impact of various accounting rules, changes to these rules and tax laws and examinations by various tax authorities. If our actual tax rate differs significantly from our estimated tax rate, this could have a material impact on our financial condition. In addition, any increase in the rates of taxes, such as income taxes, excise taxes, value added taxes, import and export duties, and tariff barriers or enhanced economic protectionism could negatively affect our business. We cannot assure you that any governmental authority in any country in which we operate will not increase taxes or impose new taxes on our products in the future.

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

We are engaged in several disputes and are currently party to a number of tax proceedings with Brazilian tax authorities and liability for certain of these proceedings was retained by McDonald’s as part of the Acquisition. We cannot assure you, however, that we will not be involved in similar disputes or proceedings in the future in the Territories, in which case we may be solely liable for the defense thereof and any resulting liability. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Litigation and other pressure tactics could expose our business to financial and reputational risk.

Given that we conduct our business in many countries, we may be subject to multi-jurisdictional private and governmental lawsuits, including but not limited to lawsuits relating to labor and employment practices, taxes, trade and business practices, franchising, intellectual property, consumer, real property, landlord tenant, environmental, advertising, nutrition and antitrust matters. In the past, QSR chains have been subject to class-action lawsuits claiming that their food products and promotional strategies have contributed to the obesity of some customers. We cannot guarantee that we will not be subject to these types of lawsuits in the future. We may also be the target of pressure tactics such as strikes, boycotts and negative publicity from suppliers, distributors, employees, special interest groups and customers that may negatively affect our reputation.

Information technology system failures or interruptions or breaches of our network security may interrupt our operations, subject us to increased operating costs and expose us to litigation.

We rely heavily on our computer systems and network infrastructure across our operations including, but not limited to, point-of-sale processing at our restaurants. As of the date of this annual report, we have not experienced any information security problems. However, despite our implementation of security measures and controls that provide reasonable assurance regarding our security posture, there remains the risk that our technology systems are vulnerable to damage, disability or failures due to physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. If our technology systems were to fail, and we were unable to recover in a timely way, we could experience an interruption in our operations which could have a material adverse effect on our financial condition and results of operations.

Certain Factors Relating to Our Industry

The food services industry is intensely competitive and we may not be able to continue to compete successfully.

Although competitive conditions in the QSR industry vary in each of the countries in which we conduct our operations, we compete with many well-established restaurant companies on price, brand image, quality, sales promotions, new product development and restaurant locations. Since the restaurant industry has few barriers to entry, our competitors are diverse and range from national and international restaurant chains to individual, local restaurant operators. Our largest competitors include Burger King, which as of December 31, 2012 operated 1,390 restaurants throughout Latin America, Yum! Brands, which as of December 31, 2012 operated 930 KFC restaurants and 755 Pizza Hut and Pizza Hut Express restaurants in Latin America and the Caribbean, and Subway, which as of December 31, 2012, operated 2,603 restaurants in Latin America and the Caribbean, in each case according to preliminary estimates from Euromonitor. In Brazil, we also compete with Habib’s, a Brazilian QSR chain that focuses on Middle Eastern food, which as of December 31, 2012 operated 407 restaurants, and Bob’s, a primarily Brazilian QSR chain that focuses on hamburger product offerings, which as of December 31, 2012 operated 471 restaurants, in each case according to preliminary estimates from Euromonitor. We also face strong competition from street vendors of limited product offerings, including hamburgers, hot dogs, pizzas and other local food items. Euromonitor forecasts that street vendors will represent 9.1% of the value of the Latin American and Caribbean total eating out segment in 2013. We expect competition to increase as our competitors continue to expand their operations, introduce new products and aggressively market their brands.

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

Food and paper costs represented 33.4% of our total revenues in 2012, and we import approximately 30% of our food and paper raw materials (excluding toys) and 100% of our Happy Meal toys. We rely on, among other commodities, beef, chicken, produce, dairy mixes, beverages and toppings. The cost of food and supplies depends on several factors, including global supply and demand, new product offerings, weather conditions, fluctuations in energy costs and tax incentives, all of which makes us susceptible to substantial price and currency fluctuations and other increased operating costs. Due to the competitive nature of the restaurant industry, we may be unable to pass increased operating costs on to our customers, which could have an adverse effect on our results of operations.

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

In addition, incidents of health pandemics, food-borne illnesses or food tampering could reduce sales in our restaurants. Widespread illnesses such as avian influenza, the H1N1 influenza virus, e-coli, bovine spongiform encephalopathy (or “mad cow” disease), hepatitis A or salmonella could cause customers to avoid meat or fish products. For example, the H1N1 influenza virus outbreak in Argentina and Mexico in 2009 significantly impacted our sales in those countries. Furthermore, our reliance on third-party food suppliers and distributors increases the risk of food-borne illness incidents being caused by third-party food suppliers and distributors who operate outside of our control and/or multiple locations being affected rather than a single restaurant. Media reports of health pandemics or food-borne illnesses found in the general public or in any QSR could dramatically affect restaurant sales in one or several countries in which we operate, or could force us to temporarily close an undetermined number of restaurants. As a restaurant company, we depend on consumer confidence in the quality and safety of our food. Any illness or death related to food that we serve could substantially harm our operations. While we maintain extremely high standards for the quality of our food products and dedicate substantial resources to ensure that these standards are met, the spread of these illnesses is often beyond our control and we cannot assure you that new illnesses resistant to any precautions we may take will not develop in the future.

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

A significant portion of our business depends on our ability to make our product offerings appealing to families with children. Argentina, Brazil, Chile, Colombia, Mexico, Peru, Uruguay and Venezuela are considering imposing restrictions on the ways in which we market our products, including proposals restricting our ability to sell toys in conjunction with food. Although Chile passed a law in June 2012 banning the inclusion of toys in children’s meals, the Chilean regulatory authorities have not yet issued regulations or determined the scope of the law. The ban in Chile also restricts advertisements. While it is difficult to predict how the Chilean authorities will enforce or interpret these laws, we currently do not expect that these Chilean laws will have a material impact on our consolidated results. In Brazil, the Federal Department of Justice filed suit in 2009 seeking to enjoin various QSRs, including us, from selling toys. As of the date of this annual report, this legal proceeding is still pending and the outcome is uncertain. In addition, the number of proposed laws seeking to restrict the sale of toys with meals increased significantly in Brazil at the federal, state and municipal levels. Certain jurisdictions in the United States are also considering curtailing or have curtailed food retailers’ ability to sell meals to children including free toys if these meals do not meet certain nutritional criteria. Similar restrictions, if imposed in the Territories, may have a negative impact on our results of operations. In general, regulatory developments that adversely impact our ability to promote and advertise our business and communicate effectively with our target customers, including restrictions on the use of licensed characters, may have a negative impact on our results of operations.

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

We engage in business activities throughout Latin America and the Caribbean. In 2012, 81.8% of our revenues were derived from Brazil, Argentina, Mexico, Puerto Rico and Venezuela. As a result, our business is and will continue to be subject to the risks generally associated with international business operations, including:

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

Inflation and government measures to curb inflation may adversely affect the economies in the countries where we operate, our business and results of operations.

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

We are exposed to exchange rate risk in relation to the United States dollar. While substantially all of our income is denominated in the local currencies of the countries in which we operate, our supply chain management involves the importation of various products, and some of our imports, as well as some of our capital expenditures, are denominated in U.S. dollars. As a result, any decrease in the value of the local currencies of the countries in which we operate as compared to the U.S. dollar will increase our costs. In addition, 47.2% of our outstanding long-term debt was denominated in U.S. dollars as of December 31, 2012.

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

Certain Latin American economies have experienced shortages in foreign currency reserves and their respective governments have adopted restrictions on the ability to transfer funds out of the country and convert local currencies into U.S. dollars. This may increase our costs and limit our ability to convert local currency into U.S. dollars and transfer funds out of certain countries, including for the purchase of dollar-denominated inputs, the payment of dividends or the payment of interest or principal on our outstanding debt. In the event that any of our subsidiaries are unable to transfer funds to us due to currency restrictions, we are responsible for any resulting shortfall. In addition, in some countries like Argentina and Venezuela exchange controls could negatively affect the sourcing of our products and eventually could cause a disruption in the supply.

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

These approvals became more difficult to obtain over time, which led to the development of a bond-based exchange process during 2009 and the first five months of 2010, under which bolívar fuerte-denominated bonds were purchased in Venezuela and then were immediately exchanged outside Venezuela for bonds denominated in U.S. dollars at a specified, and less favorable, parallel market exchange rate.

During 2009, our access to the official exchange rate for purposes of paying for imports was more limited than in 2008 due to an increase in restrictions and a more rigorous approval process. In addition, we historically had not been able to access the official exchange rate for royalty payments and had instead entered into bond-based exchange transactions to make our royalty payments, honor other foreign debts and pay intercompany loans.

Since January 2010, a two-tiered official exchange rate system has established an exchange rate of 2.60 bolívares fuertes per U.S. dollar for essential goods and an exchange rate of 4.30 bolívares fuertes per U.S. dollar for non-essential goods, subject to registration with, application to and approval by the Comisión de Administración de Divisas, or CADIVI.

In May 2010, the Central Bank of Venezuela increased its control of this bond-based exchange process and, as a result, bond-based exchanges may solely be conducted by the Central Bank of Venezuela. Consequently, the market for exchanging bonds in Venezuela ended, limiting companies’ ability to obtain foreign currency other than through foreign currency trades approved by and conducted through CADIVI or the Central Bank of Venezuela.

On June 9, 2010, the Venezuelan government through the Central Bank of Venezuela implemented a regulated market for trading with foreign currency, known as SITME. Pursuant to the new system, companies without access to CADIVI can access SITME to convert a maximum cash equivalent of up to $50,000 per day or $350,000 per month of foreign currency at an exchange rate based on the range of prices for the purchase and sale of bonds published daily by the Central Bank of Venezuela. At December 31, 2012, this exchange rate was 5.3000 bolívares fuertes per U.S. dollar.

On December 30, 2010, the Venezuelan government announced the elimination of the official exchange rate for essential goods. Effective January 1, 2011, each U.S. dollar is valued at 4.2893 bolívares fuertes for purchases and 4.3000 bolívares fuertes for sales. In addition, the exchange rate is set at 4.3000 bolívares fuertes per U.S. dollar for the payment of external public debt.

On February 8, 2013, the Venezuelan government, through Foreign Exchange Agreement No. 14, established the devaluation of the official exchange rate from 4.30 to 6.30 bolívares fuertes per U.S. dollar, effective as of February 9, 2013. This exchange rate will also apply to the purchase of foreign currency: (i) for the payment of principal, interest, guarantees and other types of collateral related to private debt assumed with foreign creditors, (ii) to settle obligations derived from the use of patents, trademarks, licenses and franchising, and (iii) for the payment of technology imports and technical assistance agreements.

In addition, on February 8, 2013, the Venezuelan government, through Decree No. 9381, created a committee called the Superior Office for the Optimization of the Exchange Rate System (Organo Superior para la Optimización del Sistema Cambiario), or the Committee, which will have the authority to design, plan and execute foreign exchange policies for the purpose of balancing foreign currency flow in the Venezuelan economy. The Committee’s decisions will be taken in consensus with the Central Bank of Venezuela and the Venezuelan Ministry of Planning and Finance.

Following the change in the official exchange rate, on February 13, 2013, the Central Bank of Venezuela, through an official announcement published in the Venezuelan Official Gazette number 40.109, provided notice that as of February 9, 2013, no sales would be processed and no purchase orders would be granted through SITME. Venezuelan authorized institutions must continue with the operative process required for the payment of negotiated foreign currency balances already assigned through SITME until February 8, 2013.

On March 18, 2013, the Venezuelan government announced a new complementary foreign exchange system called the Complementary System for the Acquisition of Foreign Currency (Sistema Complementario de Adquisición de Divisas), or SICAD. Pursuant to this new system, which is complementary to CADIVI, companies in the productive sector of the economy would have access to U.S. dollars through a controlled auction mechanism (a modified Vickrey auction mechanism). The first auction process, which took place on March 26, 2013, resulted in the trading of $200 million among 383 companies, with no official information about the related average exchange rate. Each company could place orders with a maximum amount of $2 million, 1% of the total amount available, with a base exchange rate of 6.30. Applications had to be included in the Registry of Users of the Foreign Currency Administation System (Registro de Usuarios del Sistema de Administración de Divisas), or RUSAD, and present a letter of credit from their bank. With this mechanism, all submitted bids are sorted by price in descending order to allocate the foreign currency to each of the bidders in the same order at the prices of each bid until availability runs out. However, the new foreign exchange oversight committee run by the Ministry of Finance has the discretional power to authorize the request. The foreign currency is not transferred until the imported merchandise has been cleared by the Venezuelan customs authority and inspected by the Central Bank of Venezuela. As of the date of this annual report, there is no information regarding how often the Venezuelan government will conduct these auctions, the average exchange rate quoted and the amounts available to be included in this system, among other important details.

As a result of the foregoing, the acquisition of foreign currency by Venezuelan companies to honor foreign debt, pay dividends or otherwise move capital out of Venezuela is subject to the approval of CADIVI or the Central Bank of Venezuela, and to the availability of foreign currency within the guidelines set forth by Venezuelan National Executive Power for the allocation of foreign currency.

There are uncertainties regarding the impact that the elimination of SITME and the creation of SICAD could have on the Venezuelan economy and the complementary regulations the Venezuelan government could issue in the near future. As a result, there are significant uncertainties regarding the potential impact on our Venezuelan operations. There can be no assurance that such measures will not impair the ability of our Venezuelan operating subsidiaries to convert local currency into U.S. dollars, which could result in foreign currency exchange losses that could have a material adverse effect on our results of operations.

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

In July 2012, the Central Bank of Argentina indefinitely suspended local residents’ ability to access the local foreign exchange market to purchase funds without specific allocation (atesoramiento).

Communication “A” 5237 issued by the Central Bank of Argentina set forth new rules regarding the repatriation of foreign direct investments. Communication “A” 5245 and AFIP General Resolution No. 3210 require all banks and foreign exchange houses to register every purchase of foreign currency, whether by individual or a legal entity, through an online system administered by AFIP. Purchases of foreign currency by local residents for the formation of off-shore assets require prior authorization from AFIP. If such a transaction fails to clear, the purchaser will not be able to complete the transaction and may make a claim at the AFIP’s offices to obtain authorization to complete the transaction. Purchases of foreign currency for formation of off-shore assets that are exempt from this clearance process include, among others, those made by international organizations and official export credit agencies, diplomatic and consular representatives and local governments. The Argentine government may tighten exchange controls or transfer restrictions in the future to prevent capital flight, counter a significant depreciation of the Argentine peso or address other unforeseen circumstances.

In particular, regulations issued by the Central Bank of Argentina currently in place do not grant non-debtors, such as any Argentine subsidiary guarantor, access to the foreign exchange market for the purpose of transferring currency outside Argentina in order to make payments under any subsidiary guarantee granted by it.

In 2012, our subsidiaries in Venezuela and Argentina represented 19.1% and 26.1% of our operating income, respectively. If we are further prohibited from transferring funds out of Venezuela and/or Argentina, or if we become subject to similar restrictions in other countries in which we operate, our results of operations and financial condition could be adversely affected.

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

For example, Argentine regulations require us to seek permission from the Argentine authorities in order to import goods and to file a statement with the Argentine authorities prior to rendering services to, or receiving services from, foreign residents if the services are valued above a threshold amount. These regulations may prevent or delay the receipt of goods or services that we require for our operations, or increase the costs associated with obtaining those goods and services, and therefore have an adverse impact on our business, results of operations or financial condition.

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

Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our class A shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association, we are authorized to issue up to 420,000,000 class A shares, of which 129,529,412 class A shares were outstanding as of December 31, 2012. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our class A shares.

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

In 2011, we entered into a master commercial agreement with Axionlog on arm’s-length terms pursuant to which Axionlog continues to provide us with distribution services in Argentina, Chile, Colombia, Mexico and Venezuela. On November 9, 2011, we entered into a revolving loan agreement with Axionlog B.V. (formerly known as Axis Distribution B.V.), a holding company of the Axionlog business, pursuant to which we agreed to lend Axionlog the total sum of $12.0 million at an interest rate of LIBOR plus 6%. This revolving loan facility will mature on November 7, 2016. During 2012, Axionlog B.V. borrowed $7.0 million from us in connection with this revolving loan facility.  In addition, we maintain guarantee deposits for the benefit of certain of Axionlog’s suppliers consisting of payments made to them as collateral for the outstanding obligations of Axionlog to these suppliers. In the event that Axionlog does not pay a supplier by the date set forth in the relevant agreement, the guarantee deposit will be released to the supplier and we will have the right to seek reimbursement from Axionlog of the amount released. Neither fees nor interest are charged under this agreement with Axionlog. As of December 31, 2012, the outstanding amount of these guarantee deposits was $2.3 million. See Note 25 to our consolidated financial statements for details of the outstanding balances and transactions as of and for the fiscal year ended December 31, 2012.

On March 19, 2013 Axionlog B.V. borrowed $1.0 million from us in connection with the revolving credit facility discussed above.

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

As part of the reinvestment plan with respect to the three-year period that commenced on January 1, 2011, we must reinvest an aggregate of at least $60 million per year in the Territories. In addition, we have committed to open no less than 250 new restaurants during the current three-year restaurant opening plan. We estimate that the cost to comply with our restaurant opening commitments under the MFAs from 2011 through 2013 will be between $175 million and $385 million, depending on, among other factors, the type and location of restaurants we open.

As a result of the foregoing, property and equipment expenditures were $294.5 million, $319.9 million and $175.7 million in 2012, 2011 and 2010, respectively. In 2012, we opened 130 restaurants, reimaged 57 existing restaurants and opened 33 McCafé locations and 245 Dessert Centers (see “—B. Business Overview—Our Operations—McCafé Locations and Dessert Centers”). In 2011, we opened 101 restaurants, reimaged 122 existing restaurants and opened 40 McCafé locations and 132 Dessert Centers. In 2010, we opened 85 restaurants, reimaged 83 existing restaurants and opened 37 McCafé locations and 132 Dessert Centers. In 2012, 2011 and 2010, we closed 22, 16 and 10 restaurants, respectively.

In addition, purchases of restaurants totaled $6.0 million, $6.0 million and $0.5 million in 2012, 2011 and 2010, respectively.

Proceeds from the sale of property and equipment totaled $6.6 million, $10.7 million and $6.2 million in 2012, 2011 and 2010, respectively.

Capital expenditures for 2013 are expected to be approximately U.S.$280 million, considering approximately 140 gross restaurant openings.

B.    Business Overview

Overview

We are the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, according to McDonald’s, representing 5.6% of McDonald’s global sales in 2012, and we are the largest fast food chain in Latin America and the Caribbean in terms of systemwide sales, according to Euromonitor, with a regional market share in terms of sales of 9.9% in 2011, according to Euromonitor. We have the exclusive right to own, operate and grant franchises of McDonald’s restaurants in the Territories. As of December 31, 2012, we operated or franchised 1,948 McDonald’s-branded restaurants, which represented 7.0% of McDonald’s total franchised restaurants worldwide. In 2012 and 2011, we paid $180.5 million and $170.4 million, respectively, in royalties to McDonald’s (not including royalties paid on behalf of our franchisees).

We commenced operations on August 3, 2007, as a result of the Acquisition. We operate McDonald’s-branded restaurants under two different operating formats, Company-operated restaurants and franchised restaurants. As of December 31, 2012, of our 1,948 McDonald’s-branded restaurants in the Territories, 1,453 (or 74.6%) were Company-operated restaurants and 495 (or 25.4%) were franchised restaurants. We generate revenues primarily from two sources: sales by Company-operated restaurants and revenues from franchised restaurants that primarily consist of rental income, which is generally based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. We own the land for 513 of our restaurants (totaling approximately 1.1 million square meters) and the buildings for all but 12 of our restaurants.

Our business has grown significantly since the Acquisition: we have increased our presence in existing and new markets in the Territories by opening 463 restaurants (346 Company-operated and 117 franchised), 198 McCafé locations and 939 Dessert Centers (see “—Our Operations—McCafé Locations and Dessert Centers”) since the Acquisition. The McDonald’s brand’s market share of the fast food industry in Latin America and the Caribbean in terms of sales has increased from 9.7% in 2007 to 9.9% in 2011 according to Euromonitor.

We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago and the U.S. Virgin Islands of St. Croix and St. Thomas; NOLAD, consisting of Costa Rica, Mexico and Panama; and SLAD, consisting of Argentina, Chile, Colombia, Ecuador, Peru, Uruguay and Venezuela. As of December 31, 2012, 37.5% of our restaurants were located in Brazil, 29.5% in SLAD, 25.8% in NOLAD and 7.1% in the Caribbean division. We believe our diversified market presence reduces our dependence on any one market and helps stabilize the impact of individual countries’ economic cycles on our revenues. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Segment Presentation” for a description of changes we have made in the structure of our geographical divisions effective January 1, 2013. The discussion in this annual report does not reflect this change and is based on the structure prevailing as of December 31, 2012.

The following table presents certain operating results and data by operating segment:

	As of and for the Years Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands of U.S. dollars, except percentages)

Total Revenues
Brazil	$1,797,556	$1,890,824	$1,595,571	$1,200,742	$1,237,208
Caribbean division	273,467	267,701	260,617	244,774	231,734
NOLAD	384,041	355,265	305,017	240,333	232,083
SLAD(1)	1,342,330	1,143,859	856,913	979,627	905,817
Total	3,797,394	3,657,649	3,018,118	2,665,476	2,606,842

Adjusted EBITDA(2)
Brazil	$240,954	$289,462	$250,606	$160,037	$144,965
Caribbean division	12,345	9,493	23,556	21,167	22,013
NOLAD	26,738	19,551	15,400	3,918	15,961
SLAD(1)	150,520	121,475	83,998	129,889	138,683
Corporate and others	(89,996)	(100,193)	(74,446)	(48,628)	(33,648)
Total	340,561	339,788	299,114	266,383	287,974

Adjusted EBITDA Margin(3)
Brazil	13.4%	15.3%	15.7%	13.3%	11.7%
Caribbean division	4.5	3.5	9.0	8.6	9.5
NOLAD	7.0	5.5	5.0	1.6	6.9
SLAD(1)	11.2	10.6	9.8	13.3	15.3
Total	9.0	9.3	9.9	10.0	11.0

Systemwide comparable sales growth(4)(5)	9.2%	13.7%	14.9%	5.5%	—
Brazil	5.2	9.3	17.5	2.7	—
Caribbean division	2.6	(0.6)	4.7	4.2	—
NOLAD	4.4	8.5	9.1	(1.7)	—
SLAD	19.9	29.6	16.1	12.2	—

(1)
Currency controls in Venezuela and related accounting changes have had a significant effect on our results of operations and impact the comparability of our results of operations in 2010 compared to 2009.

(2)
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

(3)	Adjusted EBITDA margin is Adjusted EBITDA divided by total revenues, expressed as a percentage.

(4)
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

(5)
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

Our Industry

We operate in the QSR sub-segment of the fast food segment of the Latin American and Caribbean food service industry. In Latin America and the Caribbean, the fast food segment has benefited from the region’s increasing modernization, as people in more densely populated areas adopt lifestyles that increasingly seek convenience, speed and value. Euromonitor forecasts that fast food segment sales in Latin America and the Caribbean will total an estimated $55.7 billion (nominal value) in 2013. In addition, Euromonitor forecasts that the fast food segment in Latin America and the Caribbean will have grown 62% in the period from 2008 to 2013, which is 44 percentage points higher than the growth that Euromonitor forecasts for the Latin American and Caribbean food service industry as a whole in the same period, representing an estimated compound annual growth rate of 10.2%, which in turn is significantly higher than the estimated 2.9% compound annual growth rate of the U.S. fast food segment.

Euromonitor estimates that QSRs captured 61% of market share within the fast food segment in Latin America and the Caribbean in 2011, due to the popularity of standardized menus, the consistency of products and services, cost efficient operating systems, the development of products targeted to meet consumer demands, economies of scale, convenience, speed and value. Euromonitor estimates that the growth of QSRs in Latin America and the Caribbean will outpace the growth of the fast food segment generally in the near future, as QSRs tend to be better capitalized and are therefore able to expand through additional restaurant openings and innovation, and as consumers increasingly prefer the convenience and reliability associated with a well-established brand. Euromonitor estimates that the QSR sub-segment in Latin America and the Caribbean will have grown 61% during the period from 2008 to 2013.

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

The chart below indicates the percentage market share held by certain major brands in the fast food segment in Latin America and the Caribbean for 2011:

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

The chart below illustrates the economics for Company-operated restaurants and franchised restaurants in the case of owned and leased real estate:

Source:  Arcos Dorados

In addition, we are the majority stakeholder in several joint ventures that collectively own 27 restaurants, in Argentina, Chile and Colombia. We have also granted developmental licenses to 12 restaurants. Pursuant to the developmental licenses, the developmental licensees own or lease the land and building on which the restaurants are located and pay a franchise fee to us in addition to the continuing franchise fee due to McDonald’s. All of our joint ventures and developmental licenses were in existence at the time of the Acquisition.

Restaurant Categories

We classify our restaurants into one of four categories: (i) freestanding, (ii) food court, (iii) in-store and (iv) mall stores. Freestanding restaurants are the largest type of restaurant, have ample indoor seating and include a drive-thru area and parking lot. Food court restaurants are located in malls and consist primarily of a front counter and kitchen and do not have their own seating area. In-store restaurants are part of a larger building, but they do not have a drive –thru area or a parking lot. Mall stores are located in malls like food court restaurants, but have their own seating areas. As of December 31, 2012, 892 (or 45.8%) of our restaurants were freestanding, 432 (or 22.2%) were food courts, 293 (or 15.1%) were in-stores and 329 (or 16.9%) were mall stores. In addition, we have two non-traditional stores, such as food carts. These percentages vary by country, and may shift as opportunities in malls and more densely populated areas become available in some of the Territories.

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

Reimaging

An important component of our development plan is the reimaging of existing restaurants. As of December 31, 2012, we had completed the reimaging of 475 of the 1,569 restaurants we purchased in the Acquisition, an increase of 55 restaurants as compared to December 31, 2011. Our restaurants that have undergone reimaging during the past three years have experienced an additional increase in sales per restaurant over the comparable sales growth experienced by restaurants which have not been reimaged in the same period. Both we and McDonald’s are committed to maintaining an image for our restaurants that creates a contemporary dining experience. Over the last few years, we have invested substantially in the reimaging of our restaurants, and we, pursuant to the MFAs, have committed to a significant reimaging plan. See “Item 10. Additional Information—C. Material Contracts.” Many of the reimaging projects include the addition of McCafé locations to the restaurant.

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

With an average return on investment from McCafé locations of 33.6% in 2012, the McCafé concept is well-suited for restaurants in large-scale shopping centers and commercial areas. McCafé locations have been a key factor in adding value to our customers’ experience and represented 2.1% of the total transactions and 1.3% of total sales of the restaurants in which they were located in 2012. As of December 31, 2012, there were 334 McCafé locations in the Territories, of which 11% were operated by franchisees. Argentina and Brazil, with 84 locations each, have the greatest number of McCafé locations. The first McCafé in Latin America was opened in Argentina in 1999. Pursuant to the MFAs we have the right to add McCafé locations to the premises of our restaurants.

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

Dessert Centers represented 27.3% of our transactions and 8.7% of our total sales in 2012 and, with a return on investment of 154.2% in 2012, provide a low-risk investment alternative. As of December 31, 2012 there were 1,952 Dessert Centers in the Territories. Dessert Centers are highly successful in Brazil, where we have 1,162 locations. The first Dessert Center was created in Costa Rica in 1986 and was launched in Brazil in 1990. Due to a change in methodology in 2011, Dessert Center figures for 2012 and 2011 are not directly comparable to figures for 2009 and 2010.

The following maps sets forth our McCafé locations and Dessert Centers in each of the Territories as of December 31, 2012:

Source: Arcos Dorados

The McDonald’s Brand

Interbrand, a brand consulting firm, ranked McDonald’s among the top ten global brands in 2012. The McDonald’s brand is also one of the most widely recognized consumer brands in Latin America and the Caribbean, according to Euromonitor. In addition, we believe that in Latin America and the Caribbean, the McDonald’s brand benefits from an aspirational cachet as a “destination” restaurant with a reputation for safe, fresh and good-tasting food in an attractive setting. McDonald’s strong brand equity stems from the dedicated execution of its brand promise and its ability to associate with the local community where it operates. McDonald’s sets the standard in the restaurant industry worldwide for brand stewardship and marketing leadership.

Product Offerings

A crucial part of delivering the brand to clients depends on our product offerings, or more specifically, our menu strategy and management. The key objective of our menu strategy is the development and offering of quality food choices that attract customers to our restaurants on a regular basis. The elements we utilize to achieve this goal include offering McDonald’s core menu, our product innovation initiatives and our focus on food safety.

Our menus feature three tiers of products: affordable entry-level options, such as our Big Pleasures, Small Prices or “Combo del Día” (“Daily Extra Value Meal”) offerings, core menu options, such as the Big Mac, Happy Meal and Quarter Pounder, and premium options, such as Big Tasty or Angus premium hamburgers and chicken sandwiches and low-calorie or low-sodium products that are marketed through common platforms rather than as individual items. These platforms can be based on the type of products, such as beef, chicken, salads or desserts, or on the type of customer targeted, such as the children’s menu. We have offered a new menu with fewer calories and less sugar and sodium in the majority of our Territories since 2011.

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

In 2006, McDonald’s global innovation team introduced a new food preparation platform called the Bridge Operating Platform, or BOP, which combines product innovation with operational efficiency throughout our restaurants. This platform is a significant system enhancement, and it allows for customization of products without compromising the restaurants’ ability to handle a large influx of customers at peak periods. The BOP has now been implemented in all large Latin American and Caribbean markets. In 2011 we began the roll out of Made For You, or MFY, a new kitchen operating platform that we believe will allow for improved product quality, higher labor productivity and reduced food waste. As of December 31, 2012, we had implemented MFY in almost all of our Company-operated restaurants in Brazil, Mexico and Argentina.

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

Our advertisement and promotion activities are guided by our overall marketing plan, which identifies the key strategic platforms that we aim to leverage to drive sales. The advertisement and promotion program is formulated based on the amount of advertisement and promotion support needed for each strategic platform for the year. During 2012, our key strategic platforms included menu relevance, convenience, strengthening the kids and family experience and price segmentation for margin optimization. In terms of menu relevance, we continue to support the breakfast menu that we introduced during 2008 in many of our key markets, such as Brazil, and introduced our premium Angus burger and bone-in-chicken premium products. In terms of convenience, we increased the efficiency of some of our restaurants by including more McCafé locations, combined beverage systems that serve fruit-based smoothies, coffee-based frappés and specialty coffees, and Dessert Centers and developing locally relevant menu items, such as breakfast choices and bone-in-chicken product offerings in Peru. In terms of pricing, we understand that our customers seek great-tasting food at affordable prices and that their perception of value while at the restaurant is a significant factor in determining overall satisfaction and frequency of visits. Our Big Pleasures, Small Prices and our “Combo del Día” programs in Latin America and the Caribbean, which are based on best practices and experience in the United States and Europe, have been successful in addressing a broad range of value expectations in our restaurants. We continue leveraging these platforms to increase penetration and grow market share.

To support our product offerings, we sponsor regionally popular sporting events, such as the preliminary round for the FIFA World Cup 2014 in South America, and leverage global marketing initiatives led by McDonald’s, such as sponsorship of major sporting events and participation in various movie promotions. We believe these branding events provide a cost-effective manner to increase our market recognition.

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

The following map sets forth the number of our restaurants in each of our operating divisions as of December 31, 2012:

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

Set forth below is a summary of our restaurant portfolio as of December 31, 2012:

	Ownership					Store Type(1)						Building/ Land(2)
Portfolio by Division	Company-Operated	Joint Venture	Franchised	Developmental License	Total	Freestanding	Food Court	In-Store	Mall Store	Dessert Centers	McCafé Locations	Owned	Leased
Brazil	533	—	198	—	731	290	214	85	142	1,162	84	118	613
Caribbean Division	96	—	42	1	139	120	1	6	12	6	18	52	86
NOLAD	335	—	157	11	503	261	130	56	55	315	57	167	325
SLAD	462	27	86	—	575	221	87	146	120	469	175	176	399
Total	1,426	27	483	12	1,948	892	432	293	329	1,952	334	513	1,423

(1)	In addition, we have two non-traditional stores, such as food carts.

(2)	Developmental licenses and mobile stores are not included in these figures.

Brazil

Brazil is our largest division in terms of restaurants, with 731 restaurants as of December 31, 2012 and $1,797.6 million in revenues in 2012, representing 37.5% and 47.3% of our total restaurants and revenues, respectively. Our operations in Brazil are based in Sao Paulo and McDonald’s has been present in Brazil since opening its first restaurant in Rio de Janeiro in 1979.

Caribbean Division

The Caribbean division includes nine territories with 139 restaurants as of December 31, 2012 and $273.5 million in revenues in 2012, representing 7.1% and 7.2% of our total restaurants and revenues, respectively. Its primary market is Puerto Rico, where the division’s management is based. McDonald’s has been present in Puerto Rico since opening its first restaurant in San Juan in 1967. Puerto Rico represents 75.5% of the Caribbean division’s restaurants and 55.2% of the Caribbean division’s revenues. Puerto Rico is our fifth-largest market in terms of restaurants.

NOLAD

NOLAD includes three countries with 503 restaurants as of December 31, 2012 and $384.0 million in revenues in 2012, representing 25.8% and 10.1% of our total restaurants and revenues, respectively. Its primary market is Mexico, where the division’s management is based. McDonald’s has been present in Mexico since opening its first restaurant in Mexico City in 1985. Mexico represents 79.7% of NOLAD’s restaurants and 55.4% of NOLAD’s revenues, and Mexico is our second-largest market in terms of restaurants.

Our operations in Mexico differ from those in our other Territories (with the exception of Venezuela) in that the percentage of franchised restaurants is significantly higher than our systemwide average because some of McDonald’s previous joint venture partners were converted into franchisees immediately prior to the Acquisition. Since the Acquisition, we have been adjusting our business model in Mexico as several factors had significantly eroded that market’s profitability and, as a result, we have acquired 85 franchised restaurants. As of December 31, 2012, 37.2% of our restaurants in Mexico were franchised, while 25.4% of our restaurants overall were franchised.

SLAD

SLAD includes seven countries with 575 restaurants as of December 31, 2012 and $1,342.3 million in revenues in 2012, representing 29.5% and 35.3% of our total restaurants and revenues, respectively. Its primary markets are Argentina, where the division’s management is based, and Venezuela. McDonald’s has been present in Argentina since opening its first restaurant in Buenos Aires in 1986 and in Venezuela since opening its first restaurant in Caracas in 1985. As of December 31, 2012, Argentina and Venezuela, respectively, represented 36.5% and 24.2% of SLAD’s restaurants and 44.3% and 26.0% of SLAD’s revenues in 2012. Argentina and Venezuela, respectively, are our third- and fourth-largest markets in terms of restaurants.

Seasonality

Our sales and revenues are generally greater in the second half of the year than in the first half. Although the impact on our results of operations is relatively small, this impact is due to increased consumption of our products during the winter and summer holiday seasons, affecting July and December, respectively.

Supply and Distribution

Supply chain management is an important element of our success and a crucial factor in optimizing our profitability. Currently, we have an integrated and centralized supply chain management system that focuses on (i) the highest possible quality and food safety, (ii) competitive market pricing that is predictable and sustainable over time, and (iii) leveraging of local, regional and global sourcing strategies to obtain a competitive advantage. This system consists of the selection and development of suppliers that are able to comply with McDonald’s high quality standards and the establishment of the appropriate type of relationships with these suppliers. These standards, which are based on the highest industry standards like International Organization for Standardization, or ISO, standards, British Retail Consortium, or BRC, standards and others, include cleanliness, product consistency and timeliness, meeting or exceeding all local food regulations and compliance with our Hazard Analysis Critical Control Plan, or HACCP, a systematic approach to food safety that emphasizes protection within the processing facility, rather than detection, through analysis, inspection and follow-up. Due to our supply chain management and high quality standards, we believe our products have a competitive advantage because they have many attributes that make them appealing to our customers. For instance, our McNuggets are made of 100% white meat; our frying oil is 100% free of trans fatty acids; the dairy mix for our sundaes and the McFlurry undergo aseptic processes to rid them of bacteria; our vegetables are washed and sanitized; and our hamburger patties are made with 100% beef and do not contain additives.

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

Since the process to become an approved supplier is lengthy, expensive and requires proof of compliance with McDonald’s high quality standards, we have found that oral agreements with our approved suppliers generally are sufficient to ensure a reliable supply of quality food products, and we have developed long-term relationships with many of our suppliers. In addition, we enter into written agreements with most of our suppliers regarding the cost of such goods, which can be based on pricing protocols, formula costing, benchmarking or open bidding, as appropriate. Our 25 largest suppliers account for approximately 80% of our supplies, and no single supplier or group of related suppliers account for more than 10% of our total food and paper costs. Among our main suppliers are Marfrig Alimentos S.A., McCain Foods Limited, Coca-Cola Company and Fresh Start Bakeries, Inc.

Our integrated supply chain management optimizes value as we work with suppliers to develop pricing protocols, inventory, planning and product quality. As of December 31, 2012, approximately 30% of the food and paper products used in our restaurants were imported, primarily from countries within Latin America, while the remaining amount were locally sourced. This percentage varies among the Territories; for example, 18% of the products consumed in Mexico are imported, while 20% and 90% of the products consumed in Brazil and the Caribbean division, respectively, are imported. This includes the toys distributed in our restaurants, which are imported from China. Certain supplies, such as beef, must often be locally sourced due to restrictions on their importation. Combined with the MFAs’ requirement to purchase certain core supplies from approved suppliers, although we maintain contingency plans to back up restaurant supplies, we may not be able to quickly find alternate or additional supplies in the event a supplier is unable to meet our orders. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—We depend on oral agreements with third-party suppliers and distributors for the provision of products that are necessary for our operations.” The suppliers send all of their products to distribution centers that are in charge of transportation, warehousing, financial administration, demand and inventory planning and customer service. The distribution centers interact directly with our Company-operated and franchised restaurants.

Until March 16, 2011 we owned and operated some of the distribution centers in the Territories, which operations and related properties we refer to as Axionlog (formerly known as Axis). See “Item 4. Information on the Company—A. History and Development of the Company—Important Events—The Axionlog Split-off.” In 2011, we entered into a master commercial agreement with Axionlog on arm’s-length terms pursuant to which Axionlog continues to provide us with distribution services in Argentina, Chile, Colombia, Mexico and Venezuela. For additional information about our transactions with Axionlog, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Axionlog Split-off.”

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

Our Customers

We aim to provide our customers with safe, fresh and good-tasting food at a good value and a favorable dining experience in the family friendly environment demanded by our target demographic of young adults and families with children. Based on data from the United Nations Economic Commission for Latin America and the Caribbean,

the Territories represented a market of approximately 575.9 million people in 2010—equivalent to the combined population of the United States, Germany, France, the United Kingdom and Italy—of which approximately 28% are under 14 years old and 46% are under 25 years old. As a business focused on young adults in the 14 to 35 age range and families with children, our operations have benefited, and we expect to continue to benefit, from our Territories’ population size, age profile when compared to more developed markets and improving socio-economic conditions. In addition, our McCafé brand extension has successfully targeted a more adult customer base.

Despite variations in economic development throughout the Territories, Latin America and the Caribbean in general have presented very compelling growth prospects given their improving macroeconomic conditions, expanding buying power of the consumer sector in general and the rapidly growing QSR markets in particular. In addition, improvements in macroeconomic conditions in the Territories have led to a modernization of consumption patterns and increased affordability of our products across socio-economic segments, and we believe we are well-placed to capitalize on these trends. In Brazil alone, 29 million Brazilians joined the middle class between 2003 and 2009, and the percentage of the Brazilian population living in poverty decreased by 45.6% during the same period, according to the Brazilian Ministry of Finance. Moreover, according to Euromonitor, the percentage of households in Brazil with annual disposable incomes of $5,000 or more was greater than that in China and India in 2011.

In addition, the demand for QSR options has risen, and Euromonitor forecasts that the QSR sector in Latin America will grow at a 21% annual growth rate between 2012 and 2016. The confluence of favorable factors throughout the region, including growth in our target demographic markets, offer an opportunity of profitable growth and the ability to serve an ever-increasing number of customers.

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

We are also subject to the labor laws applicable in the countries in which we operate. The adoption of new or more stringent labor laws or regulations could result in a material liability to us. For example, a law enacted in November 2010 in Argentina requires companies to pay overtime to all employees (except directors and managers) working on weekends, and a proposed bill in Argentina would require companies to distribute 10 percent of their profits to employees. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—Labor shortages or increased labor costs could harm our results of operations.” New interpretations or unexpected applications of existing labor laws or regulations may also affect our business practices or results of operations. In August 2012, the Public Labor Ministry of the State of Pernambuco (Ministério Público do Trabalho do Estado de Pernambuco) in Brazil filed a civil complaint against us in the Labor Court of Pernambuco (Justiça do Trabalho de Pernambuco) regarding alleged noncompliance with certain labor laws. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Brazilian Labor Litigation.”

In addition, we may become subject to legislation or regulation seeking to regulate high-fat and/or high-sodium foods, particularly in Argentina, Brazil, Chile, Puerto Rico and Venezuela. Moreover, restrictions on advertising by food retailers and QSRs have been proposed or adopted in Argentina, Brazil, Chile, Colombia, Mexico, Peru, Uruguay and Venezuela, including proposals to restrict our ability to sell toys in conjunction with food. Certain jurisdictions in the United States are considering curtailing or have curtailed McDonald’s ability to sell children’s meals including free toys if these meals do not meet certain nutritional criteria. Similar restrictions, if imposed in the Latin American countries where we do business, may have a negative impact on our results of operations. We will comply with any laws or regulations that may be enacted, and we can provide no assurance of the effect that any possible future laws and regulations will have on our operating results. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Industry—Restrictions on promotions and advertisements directed at families with children and regulations regarding the nutritional content of children’s meals may harm McDonald’s brand image and our results of operations.”

Environmental Issues

To the best of our knowledge, there are currently no international, federal, state or local environmental laws, rules or regulations that we expect will materially affect our results of operations or our position with respect to our competitors. However, we can provide no assurance of the effect that any possible future environmental laws will have on our operating results.

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

Charitable Activities and Social Initiatives

The McDonald’s brand is enhanced through McDonald’s and our social responsibility initiatives, which include a wide range of programs focused on positively impacting our employees, customers and the communities in which we operate. The following discussion summarizes some of our principal programs and contributions:

Employment Experience

We are an important employer in Latin America and the Caribbean and are creating new economic opportunities for Latin America’s next generation. With more than 94,000 employees as of December 31, 2012, we are one of the largest employers in Latin America. For many of our employees, we are their first employer. We provide a strong foundation and teach them valuable customer service and leadership skills that can be applied to a wide range of career paths in the future.

 We have been recognized by many independent organizations for being a “great place to work.” In 2012, the Great Place to Work Institute ranked us fourth among the top 25 best multinational employers in Latin America, and we led the “Súper Empresas” (Super Companies) ranking by the Expansión/CNN magazine.  The table below shows the good employer recognitions that we received in 2012:
Country	Award	Ranking
Argentina	“Best Companies to Work for” in Argentina	8th
Brazil	“Best Companies to Work for” in Brazil	22nd
Colombia	“Best Companies to Work for” in Colombia	4th
Costa Rica	“Best Companies to Work for” in Costa Rica	11th
Costa Rica and Panama	“Work and Life Balance” Certification	—
Chile	“Best Companies to Work for” in Chile	25th
Ecuador	“Best Companies to Work for” in Ecuador	2nd
Mexico	“Best Companies to Work for” in Mexico	3rd
Panama	“Best Companies to Work for” in Panama	2nd
Peru	“Best Companies to Work for” in Peru	9th
Uruguay	“Best Companies to Work for” in Uruguay	4th
Venezuela	“Best Companies to Work for” in Venezuela	4th

We pride ourselves on principles such as integrity, trust, honesty, hospitality and the importance of team work. To that end, we offer extensive training and continuing education opportunities for crew and corporate employees, and provide a collegial work environment that fosters teamwork and advancement. Each year, we dedicate resources to training and development in our restaurants, Regional Training Centers and McDonald’s University in order to provide our employees with the tools necessary to advance within our Company and help positively impact business results.

In April 2012, we became one of the first companies to join the New Employment Opportunities (NEO) Program. Developed by the Inter-American Development Bank and the International Youth Foundation, the program helps to increase the employability of the region’s youth.

Community

The wellbeing of the communities where we operate is of considerable importance to us. One of our major charitable causes is the Ronald McDonald House Charities, which is dedicated to creating, finding and supporting programs that directly improve the health and well-being of children, including by combating pediatric cancer, one of the leading causes of death for children in Latin America.

As of December 31, 2012, there were 35 Ronald McDonald House Charities programs in 10 countries in Latin America and the Caribbean, including 16 Ronald McDonald Houses, 18 Ronald McDonald Family Rooms, which provide “a home away from home” to children undergoing serious medical treatment in hospitals and their families, and one Ronald McDonald Care Mobile, which was built to deliver pediatric care services to remote locations.

One of our biggest charitable events is McHappy Day, when McDonald’s restaurants across Latin America raise money for various children’s causes, including the Ronald McDonald House Charities foundation, by donating the proceeds generated from the sales of Big Macs on that day. McHappy Day has grown from being a “social marketing” campaign to becoming a community-wide effort. In 2012, McHappy Day was celebrated in all of the Territories, involving more than 35,000 community volunteers and our franchisees and suppliers. In 2012, our McHappy Day activities raised over $13.6 million.  McHappy Day has become one of the most important campaigns that supports children in Latin America and is the biggest source of revenue for the Ronald McDonald House Charities foundation.

Nutrition and Well-being

As part of our commitment to offering nutritious and quality products to our customers, we are dedicated to actively promoting a balanced lifestyle. This includes teaching healthy eating habits and providing reliable, accessible information to guide educated nutritional decisions. We recently launched a website exclusively dedicated to helping parents and adults make healthy choices and lead balanced lifestyles. We provide nutritious meal options to our crew workers on a daily basis as well.

We participate in several educational, sports and well-being programs throughout Latin America and the Caribbean, promoting our brand and encouraging our employees and customers to participate. This includes sponsoring walks and races to raise funds and awareness of various health conditions. One such event is the McDonald’s 5K Women Run (Las Mujeres Corremos), a regional event that brings together more than 60,000 women in 22 cities and 19 countries in Latin America.

From a safety and quality perspective, we only use products that have passed strict quality and hygiene controls throughout the production chain, inside our restaurants and up to the moment they are served to our customers. These products are sourced from our approved supplier network for all McDonald’s restaurants.

In October 2011, we launched our new Happy Meal, with reduced sodium, calorie and fat totals. For example, the amount of sodium in buns, McNuggets, cheese and ketchup was reduced by an average of 10%. In addition, the amount of sugar added to the fruit juices was reduced by almost 40%, reaching no more than 5 grams of added sugar per 100 milliliters. Today, all of the standard Happy Meal combinations in Latin America contain less than 600 calories and automatically include fruit, such as sliced apples, as a fourth item. Additionally, we expect that in 2013 the majority of our restaurants in the region will begin providing customers with calorie information on its menu board for each of its products, building upon existing nutritional information available on McDonald’s website in each country and via  in-store tray liners, brochures and/or signage.

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

Protecting the Amazon—one of Latin America’s greatest environmental treasures—is a top priority. One hundred percent of our suppliers have committed to ending procurement of any goods from the Amazon. In October 2011, McDonald’s signed a global moratorium against harvesting soy from the Amazon and has maintained this commitment during 2012.

As of December 31, 2012, we had four ecological restaurants and one LEED-certified corporate university, which are more environmentally responsible and resource-efficient buildings throughout their life-cycle. In December 2008, we opened the first ecological restaurant in Latin America in Bertioga on the coast of São Paulo, Brazil. This restaurant received Leadership in Energy & Environmental Design, or LEED, certification, in September 2009, becoming the first McDonald’s restaurant in Latin America to be so certified. In August 2009, we opened our second ecological restaurant in Lindora, Costa Rica, which was the first of its kind in Central America. In August 2010, we opened our third ecological restaurant in Pilar, Argentina. In July 2011, we re-inaugurated the McDonald’s at Parque Hundido, in Mexico DF as our fourth ecological restaurant. This restaurant was recently awarded LEED certification by the US Green Building Council.

The McDonald’s University in São Paulo, Brazil was remodeled and reopened in April 2011 as an ecological, LEED-certified building. This McDonald’s University, one of seven such units in the world, is the corporate training center for employees from all over Latin America and the Caribbean.

The know-how accumulated in the construction of these ecological buildings is being used for the development of new McDonald’s restaurants and the reimaging of certain existing ones in the Territories.

Sustainable Supply Chain

Our deep relationship with our suppliers is an important strategic asset. We work with more than 500 suppliers across Latin America who serve as strategic partners. Many of our suppliers have worked with McDonald’s since it first entered the Latin American market in the 1970’s. All suppliers are evaluated for and must comply with global McDonald’s standards on core products such as beef, chicken, cheese, bread, beverages and others. This ensures a consistent customer experience throughout Latin America.

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

The following chart shows our corporate structure as of March 31, 2013.

(1)
Includes class A shares and class B shares beneficially owned by Mr. Staton, our Chairman and CEO. Los Laureles Ltd. is beneficially owned by Mr. Staton. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.” Mr. Staton directly owns 0.001% of the shares of Arcos Dorados Cöoperatieve U.S.

(2)	Includes operating subsidiaries held directly and, in some cases, indirectly through certain intermediate subsidiaries.

Other than as described above, all of our significant subsidiaries are wholly owned by us, except Arcos Dorados Argentina S.A., of which Mr. Staton owns 0.003%.

D.    Property, Plants and Equipment

Property Operations

Our long-standing presence in Latin America and the Caribbean has allowed us to build a significant property portfolio with hard-to-replicate locations in key markets across the region that enhance our customers’ experience and ultimately support our brand and market position. As of December 31, 2012, we owned the land for 513 of our 1,948 restaurants (totaling approximately 1.1 million square meters). We owned the buildings for all but 12 of our stand-alone restaurants, all of which are under developmental licenses, whereby the licensees own or lease the land and buildings on which the restaurants are located. We lease the remaining real estate property where we operate. Accordingly, we are able to charge rent on the real estate that we own and lease to our franchisees. The rental payments generally are based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. When we lease land, we match the term of our sublease to the term of the franchise. We may charge a higher rent to franchisees than that which we pay on our leases, therefore deriving additional rental income.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

Segment Presentation

We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago and the U.S. Virgin Islands of St. Croix and St. Thomas; the North Latin America division, or NOLAD, consisting of Costa Rica, Mexico and Panama; and the South Latin America division, or SLAD, consisting of Argentina, Chile, Colombia, Ecuador, Peru, Uruguay and Venezuela. As of December 31, 2012, 37.5% of our restaurants were located in Brazil, 29.5% in SLAD, 25.8% in NOLAD and 7.1% in the Caribbean division. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

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

In January 2013, we made certain organizational changes in the structure of our geographical divisions in order to balance their relative weight. As a result of the reorganization effective January 1, 2013, Colombia and Venezuela become part of the Caribbean division with headquarters located in Colombia. Therefore, as of the beginning of 2013, SLAD is comprised of Argentina, Chile, Ecuador, Peru and Uruguay, and the Caribbean division is comprised of Aruba, Curaçao, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas, Colombia and Venezuela. In accordance with ASC 280 Segment Reporting, we will report the results of the revised structure of our geographical divisions on our segment financial reporting beginning in the first quarter of fiscal year 2013. The discussion of our financial condition and results of operations in this annual report does not reflect this change and is based on the structure prevailing as of December 31, 2012.

Principal Income Statement Line Items

Revenues

We generate revenues primarily from two sources: sales by Company-operated restaurants and revenue from franchised restaurants, which primarily consists of rental income, typically based on the greater of a flat fee or a percentage of sales reported by our franchised restaurants. This rent, along with occupancy and operating rights, is stipulated in our franchise agreements. These agreements typically have a 20-year term but may be shorter if necessary to mirror the term of the real estate lease. In 2012, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.7% and 4.3% of our total revenues, respectively. In 2011, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.8% and 4.2% of our total revenues, respectively. In 2010, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.9% and 4.1% of our total revenues, respectively.

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

•
occupancy and other operating expenses, which represent all other direct costs of our Company-operated restaurants, including advertising and promotional expenses, the costs of outside rent, which are generally tied to sales and therefore increase as we increase our sales, outside services, such as security and cash collection, building and leasehold improvement depreciation, depreciation on equipment, repairs and maintenance, insurance, restaurant operating supplies and utilities; and

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

We promote the McDonald’s brand and our products by advertising in all of the Territories. Pursuant to the MFAs, we are required to spend at least 5% of our sales on advertisement and promotion activities annually. These activities are guided by our overall marketing plan, which identifies the key strategic platforms that we leverage to drive sales. Our franchisees are generally required to pay us 5% of their sales to cover advertising expenditures related to their restaurants. We account for these payments as a deduction to our advertising expenses. As a result, our advertising expenses only reflect the expenditures related to Company-operated restaurants. Advertising expenses are recorded within the “Occupancy and other operating expenses” line item in our consolidated income statement. The only exception to this policy is in Mexico, where both we and our franchisees contribute funds to a cooperative that is responsible for advertisement and promotion activities for Mexico.

General and administrative expenses include the costs of overhead, including salaries and facilities, travel expenses, depreciation of office equipment, situated buildings and vehicles, amortization of intangible assets, occupancy costs, professional services and the cost of field management for Company-operated and franchised restaurants, among others.

Other operating expenses, net, include gains and losses on asset dispositions, impairment charges, rental income and depreciation expenses of excess properties, results from distribution centers (until March 16, 2011), the equity awards granted to our CEO until 2011, accrual for contingencies, write-off of inventory, recovery of taxes and other miscellaneous items.

Other Line Items

Net interest expense primarily includes interest expense on our short-term and long-term debt as well as the amortization of deferred financing costs. Loss from derivative instruments relates to the negative change in the fair market value of certain of our derivatives not designated as hedging instruments, which are used to help mitigate some of our foreign currency exchange rate risk.

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

Net income attributable to non-controlling interests relate to the participation of non-controlling interests in the net income of certain subsidiaries that collectively owned 27 restaurants at December 31, 2012 (24 restaurants at December 31, 2011).

Key Business Measures

We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth. In addition, we use Adjusted EBITDA to facilitate operating performance comparisons from period to period. See “Presentation of Financial and Other Information—Other Financial Measures” and “Item 3. Key Information—A. Selected Financial Data.” Systemwide results are driven primarily by our Company-operated restaurants, as 74.6% of our systemwide restaurants are Company-operated as of December 31, 2012. Systemwide data represents measures for both Company-operated and franchised restaurants. While sales by franchisees are not recorded as revenues by us, management believes the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised restaurant revenues and are indicative of the financial health of our franchisee base. Unless otherwise stated, comparable sales growth, average restaurant sales and sales growth are presented on a systemwide basis.

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

Foreign Currency Translation

The financial statements of our foreign operating subsidiaries are translated in accordance with guidance in ASC Topic 830, Foreign Currency Matters. See Note 3 to our consolidated financial statements. Except for our Venezuelan operations, the functional currencies of our foreign operating subsidiaries are the local currencies of the countries in which we conduct our operations. Therefore, the assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rates as of the balance sheet date, and revenues and expenses are translated at the average exchange rates prevailing during the period. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. We record foreign currency exchange results related to monetary assets and liabilities denominated in currencies other than our functional currencies in our consolidated income statement.

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

See Notes 21 and 27 to our consolidated financial statements for details about our operations in Venezuela and about the devaluation announced by the Venezuelan government subsequent to December 31, 2012, respectively.

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

In the fourth quarter of 2012, 2011 and 2010, we assessed all markets for impairment indicators. As a result of these assessments, we performed impairment testing of our long-lived assets in Mexico, Puerto Rico and Peru in each fiscal year, as well as in Aruba, Curaçao and the U.S. Virgin Islands of St. Croix and St. Thomas in fiscal year 2012 considering the recent operating losses we incurred in these markets (indicator of potential impairment). As a result of these analyses, no impairments were recorded for our operations in Peru in fiscal years 2011 and 2010 nor in Aruba, Curaçao or the U.S. Virgin Islands of St. Croix and St. Thomas in fiscal year 2012 since the estimates of undiscounted future cash flows for each restaurant in these markets or the fair market value exceeded its carrying value. However, we did record impairment charges associated with certain restaurants in Mexico, Puerto Rico and Peru (the latter only in 2012) with undiscounted future cash flows insufficient to recover their carrying value. The impairment charges were measured by the excess of the carrying amount of each restaurant over its fair value. The impairment charges amounted to $2.0 million, $1.7 million and $4.7 million in 2012, 2011 and 2010, respectively.

In the fourth quarter of each year, we also performed impairment testing of our goodwill. As a result of these analyses, in 2012 and 2011 we recorded impairment charges of the full amount of goodwill that had been generated in the acquisition of restaurants in Puerto Rico and St. Croix, respectively, amounting to $0.7 million in 2012 and $2.1 million in 2011. No impairments of goodwill were recognized in 2010.

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

On May 10, 2012, we made the grant of awards corresponding to fiscal year 2012 under the 2011 Plan. We granted to certain of our executive officers and other employees 211,169 restricted share units and 584,587 stock options. Both types of awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. Each stock option granted represents the right to acquire one class A share at a strike price of $14.35 (the closing price on the date of grant), while each restricted share unit represents the right to receive one class A share when vested.

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

Accounting for Income Taxes

We record a valuation allowance to reduce the carrying value of deferred tax assets if it is more likely than not that some portion or all of our deferred assets will not be realized. Our valuation allowance as of December 31,  2012, 2011 and 2010 amounted to $236.6 million, $223.8 million and $220.2 million, respectively. We have considered future taxable income and ongoing prudent and feasible tax strategies in assessing the need for the valuation allowance. This assessment is carried out on the basis of internal projections, which are updated to reflect our most recent operating trends, such as expiration date for tax losses carryforward. Because of the imprecision inherent in any forward-looking data, the further into the future our estimates cover, the less objectively verifiable they become. Therefore, we apply judgment to define the period of time to include projected future income to support the future realization of the tax benefit of an existing deductible temporary difference or carryforward and whether there is sufficient evidence to support the projections at a more-likely-than-not level for this period of time. Determining whether a valuation allowance for deferred tax assets is necessary often requires an extensive analysis of positive (e.g., a history of accurately projecting income) and negative evidence (e.g., historic operating losses) regarding realization of the deferred tax assets and inherent in that, an assessment of the likelihood of sufficient future taxable income. During 2012, 2011 and 2010, we recognized a gain for the change in the valuation allowance amounting to $7.7 million, $21.0 million and $91.4 million, respectively, due to improvements in projected taxable income and a relative increase of positive evidence as compared to negative evidence due to the reversal of trends of historic operating losses in some markets. If these estimates and assumptions change in the future, we may be required to adjust the valuation allowance. This could result in a charge to, or an increase in, income in the period this determination is made.

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

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Set forth below are our results of operations for the years ended December 31, 2012 and 2011.

	For the Years Ended December 31,
	2012	2011	% Increase (Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$3,634,371	$3,504,128	3.7%
Revenues from franchised restaurants	163,023	153,521	6.2
Total revenues	3,797,394	3,657,649	3.8

	For the Years Ended December 31,
	2012	2011	% Increase (Decrease)
	(in thousands of U.S. dollars)
Company-operated restaurant expenses:
Food and paper	(1,269,146)	(1,216,141)	4.4
Payroll and employee benefits	(753,120)	(701,278)	7.4
Occupancy and other operating expenses	(984,004)	(918,102)	7.2
Royalty fees	(180,547)	(170,400)	6.0
Franchised restaurants – occupancy expenses	(56,057)	(51,396)	9.1
General and administrative expenses	(314,619)	(334,914)	(6.1)
Other operating expenses, net	(3,261)	(14,665)	(77.8)
Total operating costs and expenses	(3,560,754)	(3,406,896)	4.5
Operating income	236,640	250,753	(5.6)
Net interest expense	(54,247)	(60,749)	(10.7)
Loss from derivative instruments	(891)	(9,237)	(90.4)
Foreign currency exchange results	(18,420)	(23,926)	(23.0)
Other non-operating (expenses) income, net	(2,119)	3,562	(159.5)
Income before income taxes	160,963	160,403	0.3
Income tax expense	(46,375)	(44,603)	4.0
Net income	114,588	115,800	(1.0)
Less: Net income attributable to non-controlling interests	(256)	(271)	(5.5)
Net income attributable to Arcos Dorados Holdings Inc.	114,332	115,529	(1.0)

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2012 and 2011.

Systemwide Restaurants	For the Years Ended December 31,
	2012	2011
Systemwide restaurants at beginning of period	1,840	1,755
Restaurant openings	130	101
Restaurant closings	(22)	(16)
Systemwide restaurants at end of period	1,948	1,840

Company-operated Restaurants	For the Years Ended December 31,
	2012	2011
Company-operated restaurants at beginning of period	1,358	1,292
Restaurant openings	99	79
Restaurant closings	(16)	(15)
Net conversions of franchised restaurants to Company-operated restaurants	12	2
Company-operated restaurants at end of period	1,453	1,358

Franchised Restaurants	For the Years Ended December 31,
	2012	2011
Franchised restaurants at beginning of period	482	463
Restaurant openings	31	22
Restaurant closings	(6)	(1)
Net conversions of franchised restaurants to Company-operated restaurants	(12)	(2)
Franchised restaurants at end of period	495	482

Key Business Measures

We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth. Unless otherwise stated, comparable sales growth, average restaurant sales and sales growth are presented on a systemwide basis.

Comparable Sales

For the Year Ended December 31, 2012
Arcos Dorados
Systemwide comparable sales growth	9.2%
Company-operated comparable sales growth	9.0
Franchised comparable sales growth	9.5

Systemwide Comparable Sales Growth by Division
Brazil	5.2%
Caribbean division	2.6
NOLAD	4.4
SLAD	19.9

Company-operated Comparable Sales Growth by Division
Brazil	4.8%
Caribbean division	4.3
NOLAD	4.5
SLAD	18.4

Franchised Comparable Sales Growth by Division
Brazil	6.1%
Caribbean division	(2.1)
NOLAD	4.1
SLAD	26.1

Our comparable sales growth on a systemwide basis in 2012 was mainly driven by the increase in average check, which represented 89.8% of the increase in comparable sales. Average check growth resulted primarily from price increases. An increase in traffic caused 10.2% of the increase in comparable sales and was mainly driven by our value menu program.

Average Restaurant Sales

	For the Years Ended December 31,
	2012	2011
	(in thousands of U.S. dollars)
Systemwide average restaurant sales	$2,603	$2,648
Company-operated average restaurant sales	2,586	2,645
Franchised average restaurant sales	2,654	2,658

Our ARS decreased in 2012 because of the depreciation of most currencies in the Territories against the U.S. dollar, which was partially offset by comparable sales growth of 9.2%.

Sales Growth

	For the Year Ended December 31, 2012
	(in nominal terms)	(in constant currency)
Brazil	(4.6)%	11.4%
Caribbean division	—	2.0
NOLAD	5.9	9.9
SLAD	18.6	23.5
Total Systemwide Sales Growth	3.6	14.0

In nominal terms, sales growth increased during 2012 due to comparable sales growth of 9.2% and the net addition of 193 restaurants systemwide since January 1, 2011. We had 1,453 Company-operated restaurants and 495 franchised restaurants as of December 31, 2012, compared to 1,358 Company-operated restaurants and 482 franchised restaurants as of December 31, 2011. This was partially offset by the negative impact of the depreciation of most currencies in the Territories against the U.S. dollar.

Revenues

	For the Years Ended December 31,
	2012	2011	% Increase (Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated Restaurants
Brazil	$1,717,761	$1,811,390	(5.2)%
Caribbean division	262,449	254,251	3.2
NOLAD	364,588	336,004	8.5
SLAD	1,289,573	1,102,483	17.0
Total	3,634,371	3,504,128	3.7
Revenues from Franchised Restaurants
Brazil	$79,795	$79,434	0.5%
Caribbean division	11,018	13,450	(18.1)
NOLAD.	19,453	19,261	1.0
SLAD	52,757	41,376	27.5
Total	163,023	153,521	6.2
Total Revenues
Brazil	$1,797,556	$1,890,824	(4.9)%
Caribbean division	273,467	267,701	2.2
NOLAD	384,041	355,265	8.1
SLAD	1,342,330	1,143,859	17.4
Total	3,797,394	3,657,649	3.8

Sales by Company-operated Restaurants

Total sales by Company-operated restaurants increased by $130.2 million, or 3.7%, from $3,504.1 million in 2011 to $3,634.4 million in 2012. The 9.0% growth in comparable sales, 87.5% of which resulted from a higher average check and the rest of which resulted from increased traffic, caused sales to increase by $314.9 million. In addition, sales by Company-operated restaurants increased by $182.1 million as a result of 147 net restaurant openings and the conversion of 14 franchised restaurants into Company-operated restaurants since January 1, 2011.  This was offset by $366.8 million as a result of the depreciation of most currencies in the Territories against the U.S. dollar.

In Brazil, sales by Company-operated restaurants decreased by $93.6 million, or 5.2%, to $1,717.8 million. The driver of the decrease was the depreciation of the real against the U.S. dollar, which caused sales to decrease by $290.1 million. In constant currency, sales increased by 10.8% mainly as a result of 79 net restaurant openings and the conversion of 1 franchised restaurant into a Company-operated restaurant since January 1, 2011, which contributed $110.1 million to the increase in sales in Brazil. In addition, 4.8% growth in comparable sales contributed $86.3 million to the increase. Average check growth represented 84.9% of comparable sales growth and the rest resulted from increased traffic. Average check growth resulted primarily from price increases, while the increase in traffic was primarily driven by our Big Pleasures, Small Prices value menu program.

In the Caribbean division, sales by Company-operated restaurants increased by $8.2 million, or 3.2%, to $262.4 million. The main driver of this increase was 4.3% growth in comparable sales, which represented $10.6 million. Average check was the driver of comparable sales growth and it resulted from price increases and the positive effect of changes in product mix. In addition, the net opening of 2 restaurants and the conversion of 3 franchised restaurants into Company-operated restaurants since January 1, 2011 contributed $4.5 million to the increase in sales. This was partially offset by the depreciation of the European euro, which is the local currency in several of our Territories in the Caribbean, against the U.S. dollar, which caused sales to decrease by $6.9 million.

In NOLAD, sales by Company-operated restaurants increased by $28.6 million, or 8.5%, to $364.6 million. This growth was mainly explained by 18 net restaurant openings and the conversion of 7 franchised restaurants into Company-operated restaurants since January 1, 2011, which resulted in a sales increase of $24.9 million. In addition, comparable sales growth of 4.5% caused sales to increase by $15.2 million. Increase in traffic, which represented 98.8% of comparable sales increase, resulted primarily from higher volumes in the dessert category in Mexico. This was partially offset by the depreciation of local currencies in 2012, which caused sales to decrease by $11.5 million.

In SLAD, sales by Company-operated restaurants increased by $187.1 million, or 17.0%, to $1,289.6 million. The 18.4% growth in comparable sales, which resulted primarily from a higher average check, caused sales to increase by $202.8 million due to price increases in line with or above inflation, mainly in Venezuela and Argentina. In addition, the net opening of 48 Company-operated restaurants and the conversion of 3 franchised restaurants into Company-operated restaurants since January 1, 2011 resulted in a sales increase of $42.6 million.  This was partially offset by the depreciation of some currencies in the region against the U.S. dollar, which offset the increase in sales by $58.3 million.

Revenues from Franchised Restaurants

Our total revenues from franchised restaurants increased by $9.5 million, or 6.2%, from $153.5 million in 2011 to $163.0 million in 2012. The main contributors to this increase were comparable sales growth of 9.5%, which resulted in an increase in revenues of $15.8 million, and the net opening of 46 franchised restaurants since January 1, 2011, which was partially offset by the conversion of 14 franchised restaurants into Company-operated restaurants during the same period, which caused revenues from franchised restaurants to increase by $6.5 million. Increased rental income, as most of our franchise agreements provide for rent increases when sales increase, resulted in higher revenues from franchised restaurants of $2.9 million. In 2012, 71% and 29% of revenues from franchised restaurants were earned on the basis of a percentage of sales and on a flat fee basis, respectively. In 2011, 73% and 27% of revenues from franchised restaurants were earned on the basis of a percentage of sales and on a flat fee basis, respectively. The depreciation of most currencies in the Territories against the U.S. dollar offset the increase in revenues by $15.7 million.

In Brazil, revenues from franchised restaurants increased by $0.4 million, or 0.5%, to $79.8 million primarily as a result of 36 net franchised restaurant openings, which were partly offset by the conversion of 1 franchised restaurant into a Company-operated restaurant, since January 1, 2011, and comparable sales growth of 6.1%, which explained $5.8 million and $4.8 million of the increase, respectively. In addition, increased rental income resulted in increased revenues from franchised restaurants of $3.2 million. This was partially offset by the depreciation of the real against the U.S. dollar by $13.5 million.

In the Caribbean division, revenues from franchised restaurants decreased by $2.4 million, or 18.1%, to $11.0 million. This decrease is mainly explained by  lower rent amounting to $1.3 million and the impact of the closing of 5 restaurants as well as the conversion of 3 franchised restaurants into Company-operated restaurants since January 1, 2011 of $0.8 million.

In NOLAD, revenues from franchised restaurants increased by $0.2 million, or 1.0%, to $19.5 million. This growth was a result of the 4.1% increase in comparable sales and 9 net franchised restaurant openings, partially offset by the conversion of 7 franchised restaurants into Company-operated restaurants, since January 1, 2011, which caused revenues from franchised restaurants to increase $0.7 million and $0.3 million, respectively. The depreciation of the Mexican peso against the U.S. dollar contributed to the decrease in revenues by $0.9 million.

In SLAD, revenues from franchised restaurants increased by $11.4 million, or 27.5%, to $52.8 million. This growth mainly resulted from a comparable sales growth of 26.1% ($10.5 million). In addition, the net openings of 6 restaurants partially offset by the conversion of 3 franchised restaurants into Company-operated restaurants since January 1, 2011 and higher rental income caused revenues to increase by $1.2 million and $1.0 million, respectively. The depreciation of some currencies in the region against the U.S. dollar represented a decrease in revenues of $1.3 million.

Operating Costs and Expenses

Food and Paper

Our total food and paper costs increased by $53.0 million, or 4.4%, to $1,269.1 million in 2012, as compared to 2011. As a percentage of our total sales by Company-operated restaurants, food and paper costs increased 0.2 percentage points to 34.9% primarily due to the depreciation of most currencies in the Territories against the U.S. dollar, as approximately 30% of our food and paper raw materials (excluding toys) and 100% of our Happy Meal toys are imported and paid for in U.S. dollars while our revenues are generated in local currencies.

In Brazil, food and paper costs decreased by $24.1 million, or 4.2%, to $551.4 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased 0.3 percentage points to 32.1%, primarily as a result of the depreciation of the Brazilian real against the U.S. dollar, as approximately 19% of food and paper costs are imported.

In the Caribbean division, food and paper costs increased by $2.9 million, or 3.4%, to $89.3 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs remained unchanged at 34 percentage points.

In NOLAD, food and paper costs increased by $10.2 million, or 7.2%, to $151.8 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased 0.5 percentage points to 41.6%, resulting primarily from average check increases higher than the increase in costs in Costa Rica and Panama coupled with efficiencies.

In SLAD, food and paper costs increased by $64.1 million, or 15.5%, to $476.6 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased 0.5 percentage points to 37.0%, mostly as a result of cost increases lower than the increase in the average check in Argentina and Venezuela.

Payroll and Employee Benefits

Our total payroll and employee benefits costs increased by $51.8 million, or 7.4%, to $753.1 million in 2012, as compared to 2011. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs increased 0.7 percentage points to 20.7%. This increase in payroll and employee benefits costs as a percentage of our total sales by Company-operated restaurants is mostly attributable to wage increases that outpaced our sales growth in several markets, which offset an increase in operational efficiency.  Operational efficiency is defined as the number of transactions (receipts issued by cashiers) per crew hour.  Wages increased mostly due to government-mandated minimum wage increases in our major Territories.

In Brazil, payroll and employee benefits costs remained unchanged at $355.4 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 1.1 percentage points to 20.7% as a result of the government-mandated minimum wage increases above average check growth. This was partially offset by an increase in operational efficiency.

In the Caribbean division, payroll and employee benefits costs decreased by $1.6 million, or 2.2%, to $70.2 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased 1.5 percentage points to 26.7% as a result of a reduction in overtime costs and the closing of 7 non-performing restaurants with higher than average payroll costs.

In NOLAD, payroll and employee benefits costs increased by $5.7 million, or 10.6%, to $59.1 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 0.3 percentage points to 16.2% resulting from the average check increasing at a lower rate than wages in Panama and Costa Rica. This was partially offset by an increase in operational efficiency and the depreciation of the Mexican peso against the U.S. dollar, which contributed to a decrease in payroll costs of $2.0 million.

In SLAD, payroll and employee benefits costs increased by $47.8 million, or 21.7%, to $268.3 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits increased 0.8 percentage points to 20.8% as a result of salary increases higher than increases in our average check. This was partially offset by an increase in operational efficiency.

Occupancy and Other Operating Expenses

Our total occupancy and other operating expenses increased by $65.9 million, or 7.2%, to $984.0 million in 2012, as compared to 2011. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses increased 0.9 percentage points to 27.1% mainly due to an increase in depreciation and amortization as a result of the net openings in 2012 and higher outside services in some of the Territories.

In Brazil, occupancy and other operating expenses decreased by $9.6 million, or 1.9%, to $483.4 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 0.9 percentage points to 28.1% mainly due to an increase in outside services.

In the Caribbean division, occupancy and other operating expenses increased by $3.0 million, or 4.2%, to $74.9 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 0.3 percentage points to 28.5% as a result of an increase in depreciation expenses.

In NOLAD, occupancy and other operating expenses increased by $9.5 million, or 8.5%, to $120.7 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses remained unchanged at 33.1 percentage points.

In SLAD, occupancy and other operating expenses increased by $54.6 million, or 19.6%, to $332.7 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 0.6 percentage points to 25.8% mainly due to higher outside services, maintenance and repair expenses and depreciation and amortization as a result of the net openings in 2012.

Royalty Fees

Our total royalty fees increased by $10.1 million, or 6.0%, to $180.5 million in 2012, as compared to 2011. As a percentage of sales, royalty fees increased 0.1 percentage points due to CIDE tax charges on royalty payments, as discussed below.  This was partially offset by a partial relief granted by McDonald’s Corporation in Venezuela due to the economic environment prevailing in that country.

In Brazil, royalty fees increased by $3.9 million, or 4.4%, to $92.1 million in 2012, as compared to 2011, due to CIDE tax charges on royalty payments that we started to pay in 2012. In 2011, CIDE tax charges on royalty payments were recorded within “Other operating expenses, net” as part of the accrual of the provision for contingencies. CIDE is a Brazilian social contribution tax that applies to Brazilian entities that pay royalties to non-residents. Prior to 2011, we were not required to pay CIDE under the then-existing interpretations of the Brazilian fiscal authorities. In 2011, there was a change in the interpretation of the Brazilian fiscal authorities, pursuant to which we decided to commence recognition of these charges.

In the Caribbean division, royalty fees increased by $0.6 million, or 4.6%, to $13.1 million in 2012, as compared to 2011, in line with the increase in sales by Company-operated restaurants.

In NOLAD, royalty fees increased by $1.3 million, or 8.3%, to $17.6 million in 2012, as compared to 2011, in line with the increase in sales by Company-operated restaurants.

In SLAD, royalty fees increased by $4.3 million, or 8.1%, to $57.8 million in 2012, as compared to 2011. As a percentage of sales by Company-operated restaurants, royalty fees decreased 0.4 percentage points to 4.5% due to the relief granted by McDonald’s Corporation in Venezuela.

Franchised Restaurants—Occupancy Expenses

Occupancy expenses from franchised restaurants increased by $4.7 million, or 9.1%, to $56.1 million in 2012, as compared to 2011, primarily due to higher depreciation expense as well as higher rent expenses for leased properties as a consequence of the increase in sales generated by franchised restaurants. This was partially offset by lower allowance for doubtful accounts in Puerto Rico in 2012  as compared to 2011 and the reversal of allowances in Chile and Mexico.

In Brazil, occupancy expenses from franchised restaurants increased by $4.3 million, or 15.1%, to $32.8 million in 2012, as compared to 2011, primarily due to CIDE tax charges on royalty payments, depreciation expense and increased rent expenses for leased properties as a consequence of the increase in sales from franchised restaurants.

In the Caribbean division, occupancy expenses from franchised restaurants decreased by $1.5 million, or 29.0%, to $3.7 million in 2012, as compared to 2011. This is mainly explained by the abovementioned lower allowance for doubtful accounts in Puerto Rico.

In NOLAD, occupancy expenses from franchised restaurants decreased by $0.3 million, or 2.7%, to $10.4 million in 2012, as compared to 2011, primarily from a partial reversal of allowances for doubtful accounts in Mexico.

In SLAD, occupancy expenses from franchised restaurants increased by $1.2 million, or 12.0%, to $11.7 million in 2012, as compared to 2011. This resulted from increased rent expenses for leased properties as a consequence of the increase in sales from franchised restaurants  and higher depreciation expense, partially offset by the reversal of allowances for doubtful accounts in Chile.

Set forth below are the margins for our franchised restaurants in 2012, as compared to 2011. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Years Ended December 31,
	2012	2011
Brazil	58.9%	64.2%
Caribbean Division	66.8	61.7
NOLAD	46.4	44.3
SLAD	77.9	74.8
Total	65.6	66.5

General and Administrative Expenses

General and administrative expenses decreased by $20.3 million, or 6.1%, to $314.6 million in 2012, as compared to 2011. This decrease was mostly due to a decrease in the stock-based compensation expense as a consequence of the impact of the variation in our stock price from period to period, which decrease amounted to $30.9 million, and from the depreciation of most currencies in the Territories against the U.S. dollar, amounting to $28.3 million. This was partially offset by an increase in expenses resulting primarily from higher payroll costs amounting to $25.5 million, mainly due to salary increases linked to Argentina’s inflation and new hirings in Brazil due to the market expansion plan, higher professional services expenses amounting to $14.9 million, due to our ongoing systems integration and shared service center implementation throughout the region, and higher occupancy expenses amounting to $4.6 million.

In Brazil, general and administrative expenses decreased by $4.6 million, or 4.7%, to $92.9 million in 2012, as compared to 2011. The decrease resulted primarily from the depreciation of the real against the U.S. dollar amounting to $15.2 million. The increase in local currency is a consequence of higher payroll costs as a result of salary increases and the hiring of employees to fill new positions, most of which are related to our expansion plan and higher professional services, which totaled $6.9 million and $3.3 million, respectively.

In the Caribbean division, general and administrative expenses increased by $0.5 million, or 2.2%, to $23.0 million in 2012, as compared to 2011. This increase was mostly due to higher payroll cost, which explained $1.7 million. In addition, the depreciation of the European euro against the U.S. dollar and lower travel expenses contributed $0.5 million and $0.5 million to the decrease in expenses, respectively.

In NOLAD, general and administrative expenses decreased by $3.5 million, or 12.6%, to $24.5 million in 2012, as compared to 2011. This decrease was mostly due to lower payroll costs, which explained $1.5 million. In addition, the depreciation of the local currency in Mexico against the U.S. dollar contributed to a decrease in general and administrative expenses of $1.3 million.

In SLAD, general and administrative expenses increased by $1.7 million, or 2.5%, to $70.0 million in 2012, as compared to 2011, primarily as a result of higher payroll costs, mainly in Argentina and Venezuela, countries that have inflation levels above the rest of the countries in the region, which explained $5.2 million. This was partially offset mainly by lower professional services and the depreciation of some local currencies in the region against the U.S. dollar, which caused general and administrative expenses to decrease by $1.5 million and $1.9 million, respectively.

General and administrative expenses for Corporate and others decreased by $14.4 million, or 12.1%, to $104.2 million in 2012, as compared to 2011. This decrease was mostly due to a decrease in stock-based compensation expense of $30.9 million as a consequence of the variation in our stock price from period to period and the depreciation of most local currencies in the Territories against the U.S. dollar, which explained $9.3 million. This was partially offset by higher payroll costs due to salary increases linked to Argentina’s inflation, as our corporate headquarters are located in Argentina, amounting to $13.1 million and higher professional services expenses related to our ongoing systems integration and shared service center implementation throughout the region,which increased by $12.9 million.

Other Operating Expenses, Net

Other operating expenses, net decreased by $11.4 million, to $3.3 million in 2012, as compared to 2011. This decrease was primarily attributable to the recovery of Brazilian tax credits in 2012 totaling $12.0 million.

Operating Income

	For the Years Ended December 31,
	2012	2011	% Increase (Decrease)
	(in thousands of U.S. dollars)
Brazil	$193,339	$246,926	(21.7)%
Caribbean division	(5,020)	(5,244)	4.3
NOLAD	(5,557)	(8,709)	36.2
SLAD	120,536	99,813	20.8
Corporate and others and purchase price allocation	(66,658)	(82,033)	18.7
Total	236,640	250,753	(5.6)

Operating income decreased by $14.1 million, or 5.6%, to $236.6 million in 2012, as compared to 2011.

Net Interest Expense

Net interest expense decreased by $6.5 million, or 10.7%, to $54.2 million in 2012, as compared to 2011, mainly due to the losses incurred in 2011 in connection with the partial redemption of the 2019 notes totaling $13.9 million, lower accrued interest in 2012 for $5.8 million as a consequence of this redemption, and lower other net interest charges in 2012 for $5.7 million. This was partially offset by an increase in interest expense of $18.9 million as a result of the issuances of the 2016 notes in April 2012 and July 2011.

Loss from Derivative Instruments

Loss from derivative instruments decreased by $8.3 million, or 90.4%, to $0.9 million in 2012, as compared to 2011, primarily due to the unwinding of our cross-currency interest rate swaps and mirror swaps in July 2011 ($9.7 million).

Foreign Currency Exchange Results

Foreign currency exchange results improved by $5.5 million, to a $18.4 million loss in 2012, as compared to 2011. This was mainly a consequence of the decreased depreciation of the Brazilian real against the U.S. dollar as well as to decreased exposure to foreign currency exchange risk in 2012 when compared to 2011, partially offset by higher losses incurred in the acquisition of U.S. dollars in Venezuela.

Other Non-Operating Income (Expenses), Net

Other non-operating income (expenses), net worsened by $5.7 million to a $2.1 million loss in 2012, as compared to 2011, primarily because in 2011 we recorded a gain as a result of the monetary actualization of certain tax credits in Brazil.

Income Tax Expense

Income tax expense increased by $1.8 million, from $44.6 million in 2011 to $46.4 million in 2012. Our consolidated effective tax rate increased by 1 percentage point to 28.8% in 2012, as compared to 2011, mainly as a result of a higher weighted-average statutory income tax rate ($4.8 million), a lower recovery of valuation allowances over deferred tax assets ($13.3 million) and a lower goodwill tax deduction in Brazil ($2.9 million) in 2012 when compared to 2011, partially offset by lower withholding income taxes on intercompany transactions ($5.6 million), lower non-deductible expenses ($6.5 million) and higher deductions related to permanent tax inflation adjustments ($7.5 million) in 2012 when compared to 2011.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests for 2012 remained unchanged at $0.3 million when compared to 2011.

Net Income Attributable to Arcos Dorados Holdings Inc.

As a result of the foregoing, net income attributable to Arcos Dorados Holdings Inc. decreased by $1.2 million, or 1.0%, to $114.3 million in 2012, as compared to 2011.

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

For the Year Ended December 31, 2011
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

Payroll and Employee Benefits

Our total payroll and employee benefits costs increased by $132.2 million, or 23.2%, to $701.3 million in 2011, as compared to 2010. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs increased 0.4 percentage points to 20.0%. This increase in payroll and employee benefits costs as a percentage of our total sales by Company-operated restaurants is mostly attributable to wage increases that outpaced our sales growth in several markets, which offset an increase in operational efficiency. Wages increased mostly due to government-mandated minimum wage increases in our major Territories.

In Brazil, payroll and employee benefits costs increased by $65.7 million, or 22.7%, to $355.4 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 0.7 percentage points to 19.6% because we increased both the hourly rate for our night crew to improve staffing levels during that shift and the number of crew employees who are being trained in preparation for the expansion plans we have in that market. In addition, government-mandated minimum wage increases contributed to the increase in payroll and employee benefits expenses. These factors were partially offset by an increase in operational efficiency.

In the Caribbean division, payroll and employee benefits costs increased by $4.1 million, or 6.0%, to $71.8 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 1.0 percentage points to 28.2% due to an increase in the minimum wage due to a general collective agreement in Guadeloupe and Martinique and because salaries increased more than our average check in Puerto Rico.

In NOLAD, payroll and employee benefits costs increased by $7.4 million, or 16.1%, to $53.5 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased 0.1 percentage points to 15.9% due to an increase in operational efficiency and the average check increasing at a higher rate than wages in Mexico.

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

General and Administrative Expenses

General and administrative expenses increased by $80.7 million, or 31.8%, to $334.9 million in 2011, as compared to 2010. This increase was a consequence of higher travel and professional services expenses due to our ongoing systems integration and shared service center implementation throughout the region and higher payroll expenses as a result of higher stock-based compensation expenses, which increased by $20.9 million and $7.3 million, respectively. In addition, $30.8 million of the increase is explained by salary increases and the hiring of employees to fill new positions in expectation of continued growth.

In Brazil, general and administrative expenses increased by $22.7 million, or 30.4%, to $97.6 million in 2011, as compared to 2010. This increase resulted primarily from higher travel and professional services related to tax planning projects amounting to $6.6 million and higher payroll costs of $6.2 million as a result of salary increases and the hiring of employees to fill new positions, most of which related to our expansion plan in that market. In addition, the appreciation of the real against the U.S. dollar contributed to an increase of $4.6 million.

In the Caribbean division, general and administrative expenses increased by $1.7 million, or 8.3%, to $22.5 million in 2011, as compared to 2010. This increase was mostly due to a $0.6 million increase in travel expenses as a consequence of the initiation of operations in Trinidad and Tobago. In addition, the appreciation of the European euro against the U.S. dollar in the French West Indies resulted in an increase in expenses of $0.3 million.

In NOLAD, general and administrative expenses increased by $1.6 million, or 5.9%, to $28.0 million in 2011, as compared to 2010. This increase was mostly due to higher travel expenses and payroll costs as a result of salary increases of $1.2 million. In addition, the appreciation of the local currencies in Mexico and Costa Rica contributed to an increase of $0.5 million.

In SLAD, general and administrative expenses increased by $14.3 million, or 26.5%, to $68.3 million in 2011, as compared to 2010, primarily as a result of an increase in payroll and travel expenses by $6.5 million, mainly in Argentina and Venezuela, countries that have inflation levels above those of the rest of the countries in the region coupled with the devaluation of currencies well below inflation levels. In addition, hirings, mainly in Colombia due to our expansion plan in that market, caused an increase in general and administrative expenses of $1.0 million; and higher variable compensation accrual due to better results caused an increase in general and administrative expenses of $2.6 million. Lastly, the appreciation of some local currencies in the region against the U.S. dollar also contributed $1.5 million to the increase.

General and administrative expenses for Corporate and others increased by $40.4 million, or 51.7%, to $118.6 million in 2011, as compared to 2010. This increase was mostly due to increases in payroll expenses and professional services expenses related to our ongoing systems integration and shared service center implementation throughout the region by $21.4 million, an increase in payroll expenses of $2.6 million due to the hiring of employees, salary increases linked to Argentina’s inflation, as our corporate headquarters are located in Argentina, amounting to $3.0 million, and an increase in stock-based compensation expenses of $7.3 million.

Other Operating Expenses, Net

Other operating expenses, net decreased by $7.8 million, to $14.7 million in 2011, as compared to 2010. This decrease was primarily attributable to a lower compensation expense related to the award right granted to our CEO amounting to $14.2 million, partially offset by a higher net charge for contingencies amounting to $7.0 million. In 2011, there was an increase in the provision for contingencies of $12.4 million driven by a change in the interpretation of the Brazilian fiscal authorities regarding CIDE taxes on royalty payments in Brazil as from January 1, 2011, on an ongoing basis.

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

Loss from Derivative Instruments

Loss from derivative instruments decreased by $23.6 million, or 71.8%, to $9.2 million in 2011, as compared to 2010, primarily due to the unwinding of our cross-currency interest rate swaps in July 2011 ($19.7 million).

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

Income Tax Expense

Income tax expense increased by $41.2 million, from $3.5 million in 2010 to $44.6 million in 2011. Our consolidated effective tax rate increased by 24.7 percentage points to 27.8% in 2011, as compared to 2010, as a result of a lower reversal of the valuation allowance related to our deferred tax assets in 2011 when compared to 2010 ($70.5 million), partially offset by (i) the deduction of goodwill in Brazil in 2011 as a result of the reorganization completed in November 2010 ($21.6 million) and (ii) lower non-deductible expenses in 2011 when compared to 2010 ($2.8 million).

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

Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period during the term of the MFAs. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable three-year period, while the reinvestment plan specifies the amount we must spend reimaging or upgrading restaurants during the applicable three-year period. As part of the reinvestment plan with respect to the three-year period that commenced on January 1, 2011, we must reinvest an aggregate of at least $60 million per year in the Territories. In addition, we have committed to open no less than 250 new restaurants during the current three-year restaurant opening plan. We estimate that the cost to comply with our restaurant opening commitments under the MFAs from 2011 through 2013 will be between $175 million and $385 million, depending on, among other factors, the type and location of restaurants we open. We expect to fund these commitments using cash flow from operations and possible future debt and/or equity financings.

Our management believes that our sources of liquidity and capital resources, including working capital, are adequate for our present requirements and business operations and will be adequate to satisfy our presently anticipated requirements during at least the next twelve months for working capital, capital expenditures and other corporate needs.

Overview

Net cash provided by operations was $230.1 million in 2012, compared to $261.6 million in 2011. Our investing activities program decreased by $13.7 million in 2012 to $306.4 million. Cash provided by financing activities increased by $55.0 million, from an inflow of $35.7 million in 2011 to an inflow of $90.6 million in 2012. This was mainly a consequence of the partial redemption of the 2019 notes for $152.0 million in 2011, lower net payments of derivative instruments of $114.6 million, the split-off of the Axionlog business for $35.4 million in 2011, lower settlements of short-term debt for $10.7 million and lower dividend payments of $6.6 million. This was partially offset by the issuance of class A shares in connection with the initial public offering with net proceeds amounting to $152.3 million in 2011, a decrease in the issuance of 2016 notes of $105.4 million and a decrease in the collection of collateral deposits of $15.0 million.

Net cash provided by operations was $261.6 million in 2011, compared to $263.9 million in 2010. Net cash used in investing activities amounted to $320.1 million, compared to $178.2 million in 2010, as a result of the acceleration of our capital expenditures program. Cash provided by financing activities increased by $87.0 million, from an outflow of $51.3 million in 2010 to an inflow of $35.7 million in 2011. This was mainly a consequence of the issuance of the 2016 notes for $255.1 million and the issuance of class A shares in connection with the initial public offering for $152.3 million, partially compensated by the partial redemption of the 2019 notes for $152.0 million, increased net payments of derivative instruments of $81.1 million, the split-off of the Axionlog business which caused an outflow of $35.4 million, an increase in dividend payments of $23.2 million, the settlement of short-term debt for $10.9 million and a decrease in the collection of collateral deposits of $10.0 million in 2011.

At December 31, 2012, our total financial debt was $659.8 million, consisting of $0.6 million in short-term debt, $651.6 million in long-term debt (of which $306.8 million related to the 2019 notes, including the original issue discount, and $331.9 million related to the 2016 notes), and $7.6 million related to the fair market value of our outstanding derivative instruments (net of the asset portion amounting to $1.7 million).

At December 31, 2011, our total financial debt was $532.3 million, consisting of $0.8 million in short-term debt, $528.9 million in long-term debt (of which $306.5 million related to the 2019 notes, including the original issue discount, and $214.2 million related to the 2016 notes), and $2.6 million related to the fair market value of our outstanding derivative instruments.

Cash and cash equivalents was $184.9 million at December 31, 2012 and $176.3 million at December 31, 2011.

Comparative Cash Flows

The following table sets forth our cash flows for the periods indicated:

	For the Years Ended December 31,
	2012	2011	2010
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$230,113	$261,624	$263,876
Net cash used in investing activities	(306,421)	(320,132)	(178,224)
Net cash provided by (used in) financing activities	90,646	35,673	(51,287)
Effect of exchange rate changes on cash and cash equivalents	(5,788)	(8,963)	5,759
Increase (decrease) in cash and cash equivalents	8,550	(31,798)	40,124

Operating Activities

	For the Years Ended December 31,
	2012	2011	2010
	(in thousands of U.S. dollars)
Net income attributable to Arcos Dorados Holdings Inc.	$114,332	$115,529	$106,021
Non-cash charges and credits	131,958	137,970	99,196
Changes in assets and liabilities	(16,177)	8,125	58,659
Net cash provided by operating activities	230,113	261,624	263,876

For the year ended December 31, 2012, net cash provided by operating activities was $230.1 million, compared to $261.6 million in 2011. The $31.5 million decrease is mainly attributable to lower net income adjusted for non-cash charges ($7.2 million) and to a negative change in assets and liabilities ($24.3 million).

For the year ended December 31, 2011, net cash provided by operating activities was $261.6 million, compared to $263.9 million in 2010. The $2.3 million decrease is mainly attributable to a negative change in assets and liabilities ($50.5 million) primarily due to the payment of the award right granted to our CEO ($34.0 million) as well as the payments under our long-term incentive plan as a result of awards exercised in 2011 ($9.8 million), partially offset by higher net income adjusted for non-cash charges ($48.3 million).

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

The following table presents our cash used in investing activities by type:

	For the Years Ended December 31,
	2012	2011	2010
	(in thousands of U.S. dollars)
Property and equipment expenditures	$(294,478)	$(319,859)	$(175,669)
Purchases of restaurant businesses	(6,004)	(5,993)	(504)
Proceeds from sales of property and equipment	6,643	10,681	6,215
Loans to related parties	(7,000)	—	—
Others, net	(5,582)	(4,961)	(8,266)
Net cash used in investing activities	(306,421)	(320,132)	(178,224)

The following table presents our property and equipment expenditures by type:

	For the Years Ended December 31,
	2012	2011	2010
	(in thousands of U.S. dollars)
New restaurants	$177,329	$139,647	$69,448
Existing restaurants	79,717	139,140	68,140
Other(1)	37,432	41,072	38,081
Total property and equipment expenditures	294,478	319,859	175,669

(1)	Primarily corporate equipment and other office related expenditures.

In 2012, net cash used in investing activities was $306.4 million, compared to $320.1 million in 2011. This $13.7 million decrease was primarily attributable to the adjustment downwards in our investment program by $25.4 million in 2012, partially offset by a decrease in proceeds from the sale of property and equipment ($4.0 million) and loans granted to related parties ($7.0 million).

Property and equipment expenditures decreased by $25.4 million, from $319.9 million in 2011 to $294.5 million in 2012. The decrease in property and equipment expenditures resulted from a decrease in reinvestment in existing restaurants and corporate equipment and other office expenditures ($63.1 million), partially offset by increased investment in new restaurants ($37.7 million). In 2012, we opened 130 restaurants and closed 22 restaurants.

Proceeds from sales of property and equipment decreased by $4.0 million to $6.6 million in 2012, as compared to 2011, primarily as a consequence of lower sales mainly in Puerto Rico and Venezuela ($2.5 million and $1.2 million, respectively). In addition, in 2012 and 2011 we used $6.0 million to convert franchised restaurants into Company-operated restaurants.

In 2011, net cash used in investing activities was $320.1 million, compared to $178.2 million in 2010. This $141.9 million increase was primarily attributable to the acceleration of our investment program ($144.2 million).

Property and equipment expenditures increased by $144.2 million, from $175.7 million in 2010 to $319.9 million in 2011. The increase in property and equipment expenditures resulted from increased investment in new restaurants ($70.2 million), reinvestment in existing ones ($71.0 million) and increased corporate equipment and other office expenditures ($3.0 million). Property and equipment expenditures, including the reimaging of existing restaurants and the opening of McCafé locations and Dessert Centers, reflected our commitment to increasing sales. In 2011, we opened 101 restaurants and closed 16 restaurants.

Proceeds from sales of property and equipment increased by $4.5 million to $10.7 million in 2011, as compared to 2010, primarily as a consequence of sales in Brazil and Argentina. In addition, in 2011 we used $6.0 million to convert franchised restaurants into Company-operated restaurants.

Financing Activities

	For the Years Ended December 31,
	2012	2011	2010
	(in thousands of U.S. dollars)
Partial redemption of the 2019 notes	$—	$(152,005)	$—
Net payments of derivative instruments	(4,322)	(118,932)	(37,815)
Net short-term borrowings	(157)	(10,871)	3,805
Collateral deposits	—	15,000	25,000
Split-off of Axionlog business	—	(35,425)	—
Issuance of class A shares in connection with the initial public offering	—	152,281	—
Issuance of the 2016 notes	149,658	255,102	—
Distribution of dividends to our shareholders	(50,036)	(56,627)	(33,400)
Other financing activities	(4,497)	(12,850)	(8,877)
Net cash provided by (used in) financing activities	90,646	35,673	(51,287)

Net cash provided by financing activities was $90.6 million in 2012, compared to $35.7 million provided in 2011. The $55.0 million increase in the amount of cash provided by financing activities was primarily attributable to the partial redemption of the 2019 notes for $152.0 million in 2011, lower net payments of derivative instruments for $114.6 million, the split-off of the Axionlog business for $35.4 million in 2011, lower dividend payments for $6.6 million and lower settlements of short-term debt for $10.7 million, partially offset by the issuance of class A shares in connection with the initial public offering, with net proceeds amounting to $152.3 million, in 2011, a decrease in the issuance of 2016 notes of $105.4 million and a decrease in the collection of collateral deposits of $15.0 million.

Net cash provided by financing activities was $35.7 million in 2011, compared to $51.3 million used in 2010. The $87.0 million increase in the amount of cash provided by financing activities was primarily attributable to the issuance of the 2016 notes for $255.1 million and the issuance of class A shares in connection with the initial public offering, with net proceeds amounting to $152.3 million, partially offset by the partial redemption of the 2019 notes for $152.0 million, an increase in net payments of derivative instruments of $81.1 million, the split-off of the Axionlog business for $35.4 million, an increase in dividend payments of $23.2 million, the settlement of short-term debt for $10.9 million and a decrease in the collection of collateral deposits of $10.0 million in 2011.

Revolving Credit Facility

On August 3, 2011, our subsidiary, Arcos Dorados B.V., entered into a committed revolving credit facility with Bank of America, N.A., as lender, for $50 million with a maturity date one year from the date of closing thereof. On August 3, 2012, Arcos Dorados B.V. renewed the revolving credit facility for an additional one-year period. The obligations of Arcos Dorados B.V. under the revolving credit facility are jointly and severally guaranteed by certain of our subsidiaries on an unconditional basis. This revolving credit facility will permit us to borrow money from time to time to cover our working capital needs and for other lawful general corporate purposes.

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

On April 3, 2012 Arcos Dorados B.V. borrowed $10.0 million under the revolving credit facility. This borrowing was settled on April 26, 2012 with the proceeds of the issuance of the 2016 notes.

On March 26, 2013 and April 2, 2013 Arcos Dorados B.V. borrowed $11.0 million and $21.0 million, respectively, under the revolving credit facility.

2016 Notes

In July 2011, we issued R$400 million aggregate principal amount of notes due 2016 bearing interest of 10.25% per year, payable in U.S. dollars, which we refer to as the 2016 notes. The 2016 notes are denominated in reais, but payment of principal and interest will be made in U.S. dollars. The 2016 notes mature on July 13, 2016. Interest is paid semi-annually in arrears on January 13 and July 13 of each year. The proceeds from the issuance of the 2016 notes were used to satisfy our capital expenditure program and for general corporate purposes.

In addition, on April 24, 2012, we issued an additional R$275 million aggregate principal amount of the 2016 notes at a price of 102.529%. The proceeds from the offering are being used to satisfy our capital expenditure program and for general corporate purposes.

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

The 2016 notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

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

•
Increased general and administrative costs to support future growth: Our business has been growing at a very rapid pace, and we experienced increasing general and administrative expenses in order to support and prepare for our future growth (both operationally and as a public company). However, in 2012 general and administrative expenses decreased as a percentage of total revenues and we expect this trend to continue in the near future.

•
Increased volatility of foreign exchange rates: Our results of operations have been impacted by increased volatility in foreign exchange rates in many of the Territories. We expect that foreign exchange rates will continue to be an important factor affecting our foreign currency exchange results and the “Accumulated other comprehensive loss” component of shareholders’ equity and, consequently, our results of operations and financial condition. See Note 27 to our consolidated financial statements for details about the devaluation in Venezuela announced subsequent to December 31, 2012.

E.     Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.     Tabular Disclosure of Contractual Obligations

The following table presents information relating to our contractual obligations as of December 31, 2012.

	Payment Due by Period
Contractual Obligations	Total	2013	2014	2015	2016	2017	Thereafter
	(in thousands of U.S. dollars)
Capital lease obligations(1)	$13,760	$1,837	$1,811	$1,463	$1,299	$745	$6,605
Operating lease obligations	1,008,372	140,480	131,971	122,294	111,660	101,157	400,810
Contractual purchase obligations	172,747	64,207	43,563	23,750	21,863	19,364	—
2016 notes(1)	463,907	33,724	33,724	33,724	362,735	—	—
2019 notes(1)	470,615	23,145	23,145	23,145	23,145	23,145	354,890
Other long-term borrowings(1)	4,827	845	2,209	1,773	—	—	—
Derivative instruments	7,618	2,221	(1,522)	(1,326)	8,245	—	—
Total	2,141,846	266,459	234,901	204,823	528,947	144,411	762,305

(1)	Includes interest payments.

The table set forth above excludes projected payments on our restaurant opening and reinvestment plans pursuant to the MFAs in respect of which we do not yet have any contractual commitments.

G.    Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Board of Directors

Our board of directors consists of nine members, four of whom are independent directors. In case of a tie vote by the board of directors, the Chairman will have the deciding vote. Our memorandum and articles of association authorize us to have eight members, and the number of authorized members may be increased or decreased by a resolution of shareholders or by a resolution of directors. On November 1, 2012, our Board of Directors passed a resolution increasing the number of authorized members of our Board of Directors to nine.

Pursuant to our articles of association, our board of directors is divided into three classes. There is no distinction in the voting or other powers and authorities of directors of different classes. The members of each class serve staggered, three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of shareholders in the year in which their term expires. At our most recent annual general meeting of shareholders, held on April 25, 2013, our shareholders re-elected Ms. Annette Franqui, Mr. Carlos Hernández-Artigas and Mr. Alejandro Ramírez Magaña to serve as Class II directors.

The classes are currently composed as follows:

•	Mr. Staton, Mr. Lemonnier and Mr. Elias Ayub are Class I directors, whose term will expire at the annual meeting of shareholders to be held in 2015;

•	Mr. Hernández-Artigas and Ms. Franqui and Mr. Ramírez are Class II directors, whose term will expire at the annual meeting of shareholders to be held in 2016; and

•	Mr. Alonso, Mr. Chu and Mr. Vélez are Class III directors, whose term will expire at the annual meeting of shareholders to be held in 2014.

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

The following table presents the names of the members of our board of directors.

Name	Position	Age
Woods Staton	Chairman and CEO	63
Sergio Alonso	Chief Operating Officer	50
Germán Lemonnier	Chief Financial Officer	50
Annette Franqui	Director	51
Carlos Hernández-Artigas	Director	49
Michael Chu	Director	64
José Alberto Vélez	Director	63
Alfredo Elias Ayub	Director	63
Alejandro Ramírez Magaña	Director	40

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

Annette Franqui.  Ms. Franqui has been a member of our board of directors since 2007 and was a member of the Audit Committee until April 7, 2012. She graduated with a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania in 1984 and an MBA from the Stanford Graduate School of Business in 1986. She is also a Chartered Financial Analyst. Ms. Franqui began her career in 1986 with J.P. Morgan and joined Goldman Sachs in 1989. In 1994, she returned to J.P. Morgan where she became a Managing Director and the Head of the Latin America Research Department. Ms. Franqui joined Panamco in 2001 as Vice President of Corporate Finance and became the Chief Financial Officer in 2002. She is one of the founding partners of Forrestal Capital and is currently a board member of Wireless WERX International, Axionlog Cold Solutions, Medina Medical and Latam LLC.

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

Alfredo Elias Ayub. Mr. Elias has been an independent member of our board of directors since August 2, 2012. Mr. Elias holds an MBA from Harvard Business School, where he graduated as a Baker Scholar, and a Civil Engineering degree from Mexico City’s Universidad Anahuac, where he is a member of the Advisory Council of the School of Engineering. From 1999 until April 2011, Mr. Elias was the Chief Executive Officer of the Comisión Federal de Electricidad, Mexico’s largest state-owned utilities company. Since 2012 Mr. Elias has served as member of the Dean’s board of advisors for Harvard Business School.

Alejandro Ramírez Magaña. Mr. Ramírez has been an independent member of our board of directors since November 1, 2012. Mr. Ramírez holds an MBA from Harvard Business School, a Master of Sciences in Development Economics from the University of Oxford and a Bachelor of Arts in Economics from Harvard University. Mr. Ramírez is the General Director of Cinépolis, the largest cineplex chain in Latin America and the fourth largest in the world. He recently co-chaired the 2012 Annual Meeting of the World Economic Forum and was also appointed by former Mexican President Calderón as Chair of the G20’s Business Summit (B20), in Mexico in June 2012. He currently serves as committee advisor for the World Bank and the United Nation Development Programme (UNDP).  In 2005, he was also appointed as “Young Global Leader” by the Davos World Economic Forum in Switzerland.

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

The following table lists our current executive officers:
Name	Position	Initial year of Appointment
Woods Staton	Chairman and CEO	2007
Sergio Alonso	Chief Operating Officer	2007
Germán Lemonnier	Chief Financial Officer	2007
Juan David Bastidas	Chief Legal Counsel	2010
José Valledor Rojo	Divisional President—Brazil	2011
José Fernandez	Divisional President—SLAD	2007
Juan Carlos Paba	Divisional President—Caribbean Division	2013
Marcelo Rabach	Divisional President—NOLAD	2013
Sebastian Magnasco	Vice President of Development	2007
Raul Mandía	Vice President of Marketing	2007
Pablo Rodriguez de la Torre	Vice President of Human Resources	2008
Flavia Vigio	Vice President of Communications	2007
Horacio Sbrolla	Vice President of Supply Chain	2007
Marlene Fernandez	Vice President of Government Relations	2011

The following is a brief summary of the business experience of our executive officers who are not also directors. Unless otherwise indicated, the current business addresses for our executive officers is Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB) and Juncal 1408, Oficina 404, CP 11000, Montevideo, Uruguay.

Juan David Bastidas.  Mr. Bastidas, 45, is our Chief Legal Counsel. He attended Universidad Pontificia Bolivariana in Colombia in 1989, where he received a Law Degree. In 1990, he graduated as a Business Law Specialist from the same university. He received an MBA from New York University in 1994. He has post-graduate studies in International Business (2000) from EAFIT in Colombia and Senior Management (2009) from Universidad de Los Andes in Colombia. Mr. Bastidas worked from 1994 to 1995 as an international operations lawyer for Banco Industrial Colombiano (Bancolombia). He served as General Counsel and Secretary of the board of directors of Interconexión Electrica S.A. E.S.P.–ISA from 1995 to 2010 before joining us in July 2010.

José Valledor Rojo.  Mr. Valledor Rojo, 46, was promoted to the position of Divisional President in Brazil, effective August 1, 2011. Prior to his appointment as such, he was Regional Director for the Southern Cone. He joined us in 1990 as an assistant in the accounting department, and four years later he became Manager of that department. In 2005, he became Regional Operations Director, responsible for the markets of Uruguay, Paraguay and Argentina. Two years later, he became Argentina’s General Director while continuing to supervise the market operations in Uruguay, Chile and Paraguay. Mr. Valledor Rojo has a degree in Business Administration and a post-graduate degree from the Instituto de Altos Estudios (IAE) in Buenos Aires, Argentina.

José Fernandez.  Mr. Fernandez, 51, is our Divisional President of the operations in SLAD and was, prior to his appointment as such, the Managing Director of Argentina. He graduated with a degree in Mechanical Engineering from Instituto Tecnológico Buenos Aires in 1985. He began his career at McDonald’s in 1986 as Project Manager and after two years was promoted to Development Manager. He also held the positions of Development Director and Development Vice President before becoming Managing Director for Argentina.

Juan Carlos Paba.   Mr. Paba, 45, is our Divisional President for the Caribbean Division. Prior to his appointment to this position effective as of January 1, 2013, he was the Director of the Andean Region from 2008 through 2012. He joined McDonald’s Colombia in 1995 as a Project Manager and led the opening of the first restaurant at the Centro Andino. In 1998, he became manager of the Development Area and also began to play a role in Ecuador. In June 2002, Mr. Paba became manager of all of the development activities in Peru, Colombia and Bolivia. In 2003, he was named Managing Director of Colombia and in 2007, he also assumed responsibility for Ecuador and Peru prior to his appointment in 2008 as Director of the Andean Region. Mr. Paba graduated with a degree in architecture from Universidad de los Andes in Bogota, Colombia. He also holds an Master of Science in Professional Management degree and an MBA from the University of Miami in the United States.

Marcelo Rabach. Mr. Rabach, 42, is our Divisional President for NOLAD, and was, prior to his appointment as such, Vice President of Operations Development since 2012 and Divisional President in Brazil since 2008. He graduated with a degree in Business Administration from Universidad Argentina de la Empresa in 2002. He began his career at McDonald’s Argentina in 1990 and has over 17 years of line operations experience, starting as a crew employee and steadily advancing into larger operational roles. From 1999 until his appointment as McDonald’s Chief Operating Officer in Venezuela in 2005, Mr. Rabach was responsible for the operations, real estate, construction, human resources, local store marketing, and training and franchising of a region within Argentina, holding the positions of Operations Manager and Operations Director. He was the Chief Operating Officer in Venezuela from 2005 until 2008.

Sebastian Magnasco.  Mr. Magnasco, 43, is our Vice President of Development and served, prior to his appointment as such, in the same capacity in SLAD. He graduated with a degree in Engineering from Instituto Tecnológico Buenos Aires, in 1990. He began his career at McDonald’s in 1994 and held the positions of Real Estate & Equipment Director of Argentina and IT, Real Estate and Equipment Director of Argentina until his appointment as Vice President of Development of SLAD in 2005.

Raul Mandía.  Mr. Mandía, 51, is our Vice President of Marketing and served, prior to his appointment as such, in the same capacity in SLAD. He graduated with a degree in Accounting from Northern Virginia Community College, Virginia in 1988. He began his career at McDonald’s in 1991 as Finance Manager in Uruguay. In 2000, he became Director of Operations, Learning and Development in the Latin American group of McDonald’s corporate headquarters, and in 2002 he returned to McDonald’s Uruguay as Managing Director until he was appointed as Vice President of Marketing of SLAD in 2005.

Pablo Rodriguez de la Torre.  Mr. Rodriguez, 48, joined the Company in April 2008 as Vice President of Human Resources. Mr. Rodriguez started his professional career in 1985 working for the Argentinean law firm Estudio Costa & Asociados, specializing in labor law after having graduated with a degree in Law from Buenos Aires University in 1988. In 1999, Mr. Rodriguez joined Internet operator UOL International, where he held different senior positions, mainly in Human Resources, dealing with the company’s operations in the major Latin American countries, including assignments in Brazil and Mexico. In 2002, he joined Starwood Hotels & Resorts Worldwide Inc. as Vice President of Human Resources Latin America, based in Miami, where he stayed until joining Arcos Dorados.

Flavia Vigio.  Ms. Vigio, 43, is our Vice President of Communications. She graduated with a degree in Journalism from Pontifícia Universidade Católica in Rio de Janeiro. She is responsible for the areas of Media and Public Relations, Government Relations, Internal Communication, Corporate Citizenship, Customer Relations and Crisis Management for the region. Prior to her appointment as such, she was responsible for communications in Brazil. At the beginning of her career, Flavia spent five years living in Milan, Italy, where she worked as a Public Relations Supervisor at Prima Classe, a leather goods retailer. She began her McDonald’s career as the Internal Communications Manager in Brazil in 2002.

Horacio Sbrolla.  Mr. Sbrolla, 50, is our Vice President of Supply Chain and served, prior to his appointment as such, in the same capacity in SLAD. He graduated with a degree in Industrial Engineering from Instituto Tecnológico Buenos Aires, in 1986. He began his career at McDonald’s in 1988 as Equipment Manager of Argentina. In 2001, he became the Regional Leader for the implementation of the “ERP” solution within all Latin American markets and since 2002 was the Managing Director of Chile until his appointment as Vice President of Supply Chain of SLAD in 2005.

Marlene Fernandez.  Ms. Fernandez, 51, was recently appointed our Vice President of Government Relations. Prior to joining us in 2009, she served as Executive Director of the Gallup Organization in Latin America and held various governmental positions, including member of Bolivia’s Chamber of Deputies, Bolivian Ambassador to the United States and Permanent Representative to the Organization of American States in Washington, D.C., the European Union and Italy. Ms. Fernandez graduated with a  degree in Communications and Public Relations from John F. Kennedy University in Buenos Aires. She holds a Master of Science with a specialization in broadcast journalism from Boston University and has completed doctorate courses at Harvard University in Law and Diplomacy, Strategic Communications, Conflict Resolution and Negotiations in Conflict Areas.

B.    Compensation

Long-term and Equity Incentive Plans

Long-term Incentive Plan

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

As of December 31, 2012, 2,129,221 CADs were outstanding, as compared to 2,923,582 CADs as of December 31, 2011. During 2012, 696,067 CADs were exercised, and the total amount paid for these exercises was $5.8 million. A total of 98,294 CADs were forfeited during 2012. At December 31, 2012, we maintain a current payable of $0.9 million related to these exercises that is disclosed within “accrued payroll and other liabilities” in our balance sheet. See Note 16 to our consolidated financial statements for additional information.

Equity Incentive Plan

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

Pursuant to the 2011 Plan, on May 10, 2012, we made the annual grants for 2012 to certain of our executive officers and other employees. The grants include 211,169 restricted share units and 548,587 stock options that will vest as follows: 40% on the second anniversary of the grant date and 20% on each of the following three anniversaries. Each stock option granted represents the right to acquire one class A share at a strike price of $14.35 (the closing price on the grant date), while each restricted share unit represents the right to receive one class A share when vested.

We intend to make the 2013 annual grant under the 2011 Plan during the second quarter of 2013.

The maximum number of shares that may be issued under the 2011 Plan is 5,238,235 class A shares, equal to 2.5% of our total outstanding class A and class B shares immediately following our initial public offering on April 14, 2011. We will issue 338,014 class A shares in April 2013 in connection with the partial vesting of outstanding restricted share units.

Compensation of Directors and Officers

General

The approximate aggregate annual total cash compensation for our 15 officers (including the Vice President of Operations Development, which position is not considered to be an executive officer beginning in 2013) was $11.5 million in 2012. In 2012, we approved annual compensation for our non-executive directors of $140,000 each, payable 50% in cash and 50% in stock options. The cash payments corresponding to services performed in 2012 were paid in 2012 and the stock options will be granted during the second quarter of 2013, at the same time that we make the 2013 annual grant under the 2011 Plan described above. Terms of the stock options will be determined in accordance with market practice and will be reviewed by our compensation committee. We have not entered into any service contracts with our directors to provide for benefits upon termination of employment.

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

Compensation Committee

Our compensation committee consists of Mr. Staton, Mr. Hernández-Artigas and Ms. Franqui. Pursuant to its charter, the compensation committee is responsible for, among other things:

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

As of December 31, 2012, we had a total of approximately 94,282 employees throughout the Territories. Of this number, 84% were crew, 14% were restaurant managers and the remainder were professional staff. Approximately 43% of our employees were located in Brazil.

We have various types of employment arrangements with our employees in Brazil. Some of our employees receive monthly wages whereas others are paid by the hour, and some of our employees have fixed work schedules whereas others have variable work schedules. Most of our employees in Brazil, in particular students and minors, work schedules of less than 180 hours per month. Brazilian law requires that employers provide a minimum monthly wage, which, in the case of employees who are paid by the hour, is pro-rated in terms of wages per hour.

In the beginning of 2012, we decided to transition to fixed work schedules and hourly wages for our employees in Brazil. Our employees will work between 180 and 220 hours per month, with proportional wages based on the quantity of hours fixed in their employment agreements.

In August 2012, the Public Labor Ministry of the State of Pernambuco (Ministério Público do Trabalho do Estado de Pernambuco) filed a civil complaint against us in the Labor Court of Pernambuco (Justiça do Trabalho de Pernambuco) regarding alleged non-compliance with certain labor laws. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Brazilian Labor Litigation.”

The following table illustrates the distribution of our employees by division and employee category as of December 31, 2012.

Division	Crew	Restaurant Managers	Professional Staff	Total
Brazil	33,805	6,099	526	40,430
Caribbean division	5,158	710	158	6,026
NOLAD	10,672	1,811	305	12,788
SLAD	29,279	4,671	554	34,504
Corporate and other	—	—	534	534
Total	78,914	13,291	2,077	94,282

Restaurant managers are responsible for the daily management of our restaurants. As such, we have a comprehensive training program for them that is focused on customer management practices, food preparation and other operational procedures. Standards are taught and continuously reinforced through the use of such training programs. We also use performance measurements on a continual basis, both internally and externally in connection with all our restaurants. Our internal on-site visit restaurant operations improvement process evaluates operational standards, which are compared globally to assure continuous improvement. We also contract third parties, which we refer to as third-party shoppers, to visit our restaurants anonymously and report on our performance. Our external third-party shopper measurements and customer satisfaction opportunity reports help maintain our competitiveness. In addition, Hamburger University provides restaurant managers, mid-managers and owner/operators with training on best practices in different aspects of our business. In 2012, 15,800 people attended different courses or events at Hamburger University in areas such as restaurant and customer management, sales and accounting.

The role performed by our crew is of critical importance in our interactions with our customers. Employee relations are thus key to maintaining the level of motivation and enthusiasm on the part of our crew that help differentiate our restaurants from those of our competitors. We have been recognized by many independent organizations for being a “great place to work.” In 2012, the Great Place to Work Institute ranked us fourth among the top 25 best multinational employers in Latin America, and we led the “Súper Empresas” (Super Companies) ranking by the Expansión/CNN magazine.

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

Shareholder	Class A Shares	Percentage of Outstanding Class A Shares	Class B Shares	Percentage of Outstanding Class B Shares	Total Economic Interest	Total Voting Interest(1)
Los Laureles Ltd.(2)(3)	—	—	80,000,000	100.0%	38.2%	75.5%
Woods Staton(3)	3,782,424	2.9%	—	—	1.8%	0.7%
Sergio Alonso	*	*	—	—	*	*
Germán Lemonnier	*	*	—	—	*	*
Annette Franqui	*	*	—	—	*	*
Carlos Hernández-Artigas	*	*	—	—	*	*
Juan David Bastidas	*	*	—	—	*	*
José Valledor Rojo	*	*	—	—	*	*
José Fernandez	*	*	—	—	*	*
Juan Carlos Paba	*	*	—	—	*	*
Marcelo Rabach	*	*	—	—	*	*
Sebastian Magnasco	*	*	—	—	*	*
Raul Mandía	*	*	—	—	*	*
Pablo Rodriguez de la Torre	*	*	—	—	*	*
Flavia Vigio	*	*	—	—	*	*
Horacio Sbrolla	*	*	—	—	*	*
Marlene Fernandez	*	*	—	—	*	*

*	Each of these directors and officers beneficially owns less than 1% of the total number of outstanding class A shares.

(1)	Class A shares are entitled to one vote per share and class B shares are entitled to five votes per share.

(2)	Los Laureles Ltd. is beneficially owned by Mr. Staton, our Chairman and CEO. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.”

(3)
In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Staton beneficially owns class A shares through direct and indirect ownership. On a combined basis, Mr. Staton is the beneficial owner of an aggregate of 40.0% of our total economic interests and 76.3% of our total voting interests.

As of the date of this annual report, our 14 officers had been granted (i) a total of 682,569 restricted share units, 1,053,622 options at an exercise price of $21.20 per share and 337,953 stock options at an exercise price of $14.35 per share pursuant to the 2011 Plan. For more information, see “—B. Compensation—Long-term and Equity Incentive Plans” above. Our non-executive directors have not received any restricted share units or stock options.

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

Shareholder	Class A Shares	% of Outstanding Class A Shares	Class B Shares	% of Outstanding Class B Shares	Total Economic Interest	Total Voting Interest(1)
Los Laureles Ltd(2)(3).	—	—	80,000,000	100.0%	38.2%	75.5%
Woods Staton(3)	3,782,424	2.9%	—	—	1.8%	0.7%
Capital World Investors(4)	15,218,352	11.7%	—	—	7.3%	2.9%
Massachusetts Financial Services Company(5)	14,503,395	11.2%	—	—	6.9%	2.7%
Capital Group International, Inc.(6)	13,829,432	10.7%	—	—	6.6%	2.6%
Baillie Gifford & Co(7)	9,424,141	7.3%	—	—	4.5%	1.8%
Artisan Partners Holdings LP, Artisan Investment Corporation, Artisan Partners Limited Partnership, Artisan Investments GP LLC, ZFIC, Inc., Andrew A. Ziegler and Carlene M. Ziegler(8)	6,876,322	5.3%	—	—	3.3%	1.3%
Public	65,895,346	50.9%	—	—	31.4%	12.4%
Total	129,529,412	100.0%	80,000,000	100.0%	100.0%	100.0	%(9)

(1)	Class A shares are entitled to one vote per share and class B shares are entitled to five votes per share.

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

(4)
Capital World Investors, a division of Capital Research and Management Company (CRMC), filed with the SEC a Schedule 13G/A dated February 7, 2013. Based solely on the disclosure set forth in such Schedule 13G/A, Capital World Investors has sole voting power with respect to 15,218,352 class A shares and sole dispositive power with respect to 15,218,352 class A shares, but has disclaimed beneficial ownership of these class A shares. Capital World Investors is deemed to be the beneficial owner of these class A shares as a result of CRMC acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The address of Capital World Investors is 333 South Hope Street, Los Angeles, CA 90071.

(5)
Massachusetts Financial Services Company filed with the SEC a Schedule 13G/A dated April 3, 2013. Based solely on the disclosure set forth in such Schedule 13G/A, Massachusetts Financial Services Company has sole voting power with respect to 14,164,641 class A shares and sole dispositive power with respect to 14,503,395 class A shares. The address of Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, MA 02199.

(6)
Capital Group International, Inc. filed with the SEC a Schedule 13G/A dated March 8, 2013. Based solely on the disclosure set forth in such Schedule 13G/A, Capital Group International, Inc. has sole voting power with respect to 13,289,332 class A shares and sole dispositive power with respect to 13,829,432 class A shares, but Capital Group International, Inc. has disclaimed beneficial ownership of these class A shares. Capital Group International, Inc. is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the class A shares reported in such Schedule 13G/A. The address of Capital Group International, Inc. is 11100 Santa Monica Blvd., Los Angeles, CA 90025.

(7)
Baillie Gifford & Co, a Scottish partnership, filed with the SEC a Schedule 13G/A dated February 11, 2013. Based solely on the disclosure set forth in such Schedule 13G/A, Baillie Gifford & Co has sole voting power with respect to 7,972,640 class A shares and sole dispositive power with respect to 9,424,141 class A shares. Securities reported on such Schedule 13G/A as being beneficially owned by Baillie Gifford & Co are held by Baillie Gifford & Co and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. The address of Baillie Gifford & Co is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

(8)
Artisan Partners Holdings LP, Artisan Investment Corporation, Artisan Partners Limited Partnership, Artisan Investments GP LLC, ZFIC, Inc., Andrew A. Ziegler and Carlene M. Ziegler filed with the SEC a Schedule 13G  dated February 6, 2013. Based solely on the disclosure set forth in such Schedule 13G, Artisan Partners Holdings LP, Artisan Investment Corporation, Artisan Partners Limited Partnership, Artisan Investments GP LLC, ZFIC, Inc., Andrew A. Ziegler and Carlene M. Ziegler have shared voting power with respect to 5,718,505 class A shares and shared dispositive power with respect to 6,876,322 class A shares. The address of Artisan Partners Holdings LP, Artisan Investment Corporation, Artisan Partners Limited Partnership, Artisan Investments GP LLC and ZFIC, Inc., Andrew A. Ziegler and Carlene M. Ziegler is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(9)	Does not sum due to rounding.

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

As of April 25, 2013, there were five class A shareholders of record. We believe the number of beneficial owners is substantially greater than the number of record holders because a large portion of class A shares is held in “street name” by brokers.

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

Axionlog Split-off

In March 2011, we effected a split-off of Axionlog (formerly known as Axis) to our principal shareholders. The split-off was effected through the redemption of 41,882,966 shares (25,129,780 class A shares and 16,753,186 class B shares). As consideration for the redemption, the Company transferred to its principal shareholders its equity interests in the operating subsidiaries of the Axionlog business totaling a net book value of $15.4 million and an equity contribution that was made to the Axionlog holding company amounting to $29.8 million. Following the redemption, Los Laureles Ltd. acquired the Axionlog shares held by Gavea Investment AD, L.P. and investment funds controlled by Capital International, Inc. and DLJ South American Partners L.L.C. (through its affiliates). The split-off of Axionlog did not have a material effect on our results of operations or financial condition.

In 2011, we entered into a master commercial agreement with Axionlog on arm’s-length terms pursuant to which Axionlog continues to provide us with distribution services in Argentina, Chile, Colombia, Mexico and Venezuela. On November 9, 2011, we entered into a revolving loan agreement with Axionlog B.V. (formerly known as Axis Distribution B.V.), a holding company of the Axionlog business, pursuant to which we agreed to lend Axionlog the total sum of $12.0 million at an interest rate of LIBOR plus 6%. This revolving loan facility will mature on November 7, 2016.  During 2012, Axionlog B.V. borrowed $7.0 million from us in connection with this revolving loan facility. In addition, we maintain guarantee deposits for the benefit of certain of Axionlog’s suppliers consisting of payments made to them as collateral for the outstanding obligations of Axionlog to these suppliers. In the event that Axionlog does not pay a supplier by the date set forth in the relevant agreement, the guarantee deposit will be released to the supplier and we will have the right to seek reimbursement from Axionlog of the amount released. Neither fees nor interest are charged under this agreement with Axionlog. As of December 31, 2012, the outstanding amount of these guarantee deposits was $2.3 million. See Note 25 to our consolidated financial statements for details of the outstanding balances and transactions as of and for the fiscal years ended December 31, 2012 and 2011.

On March 19, 2013 Axionlog B.V. borrowed $1.0 million from us in connection with the revolving credit facility discussed above.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Financial statements

See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with U.S. GAAP.

Legal Proceedings

Puerto Rican Franchisees

In January 2007, several Puerto Rican franchisees filed a lawsuit against McDonald’s and certain subsidiaries, which we purchased in the Acquisition. The lawsuit was filed before the Puerto Rico Court of First Instance in San

Juan, Puerto Rico and originally sought declaratory judgment and damages in the amount of $11 million plus plaintiffs’ attorney fees. In January 2008, the plaintiffs filed an amended complaint that increased the amount of damages sought to $66.7 million plus plaintiffs’ attorneys’ fees. The complaint, as amended, requests that the court declare that the plaintiffs’ respective franchise agreements and contractual relationships with McDonald’s Corporation, which agreements and relationships were assigned or otherwise transferred to us as part of the Acquisition, are governed by the Dealers’ Act of Puerto Rico, or Law 75, a Puerto Rican law that limits the grounds under which a principal may terminate or refuse to renew a distribution contract. The complaint also seeks preliminary and permanent injunctions to restrict us from declining to renew the plaintiffs’ agreements except for just cause, and to prohibit us from opening restaurants or kiosks within a 3-mile radius of a franchisee’s restaurant. In September 2008, we filed a counter-suit requesting the termination of the franchise agreements with these franchisees due to several material breaches. On December 23, 2010, the Commissioner assigned by the Court of First Instance to this case issued a resolution holding that Law 75 applies to the parties’ commercial relationship. On July 20, 2011, the Court of First Instance adopted the Commissioner’s determination with respect to the application of Law 75. This determination is an interlocutory determination that defines the legislation applicable to the franchisee rights and obligations. Law 75 will be the applicable law during the trial process. After the trial’s conclusion, we can still reiterate in appeal the position that Law 75 does not apply to the franchised agreements. The franchisees will still need to demonstrate and prove that the franchisor has breached their respective contracts. Therefore, no provision has been recorded regarding this lawsuit because we believe that a final negative resolution has a low probability of occurrence. Both parties have concluded discovery and the pretrial hearing was held on August 30, 2012. The trial commenced on September 10, 2012 and has been scheduled for several dates during 2012 and 2013. We do not anticipate that the trial hearings will conclude in the first semester of 2013.

Brazilian Labor Litigation

In August 2012, the Public Labor Ministry of the State of Pernambuco (Ministério Público do Trabalho do Estado de Pernambuco) in Brazil filed a civil complaint against us in the Labor Court of Pernambuco (Justiça do Trabalho de Pernambuco) in order to (i) compel us to change the variable work schedule applicable to our 14 restaurants in Pernambuco, which is a state in northeastern Brazil, to a fixed work schedule, (ii) seek fines of R$3,000 per employee per month for alleged noncompliance with labor laws related to, for example, overtime payment, breaks between workdays, night shift premiums, duration of breaks and weekly rest time, (iii) seek a penalty of R$20,000 related to the non-exhibition of documentation relating to audit labor inspections and (iv) seek collective damages of R$30,000,000 related to the variable work schedule practices in Pernambuco in recent years. The first hearing was scheduled for March 21, 2013.

On February 22, 2013, the Public Labor Ministry of the State of Pernambuco filed an additional petition seeking the extension of the original complaint throughout Brazil and increasing the amount of collective damages requested from R$30,000,000 to R$50,000,000. The Public Labor Ministry of the State of Pernambuco also added a demand that all employees should be allowed to bring their own meals for consumption during breaks in our restaurants.

On March 19, 2013, the Labor Court of Pernambuco ruled that we are required to implement a fixed work schedule for all of our employees in Brazil, with the exception of the regions (which represent approximately 80% of our employees in Brazil) where we have already signed a commitment or have obtained favorable legal decisions. The Labor Court of Pernambuco also held that our employees should be allowed to bring their own meals and approved the fine of R$3,000 for alleged noncompliance with labor laws, as described above, and the penalty of R$20,000 related to the non-exhibition of documentation relating to audit labor inspections.

On March 21, 2013, at a hearing before the Labor Court of Pernambuco, we agreed with the Public Labor Ministry of the State of Pernambuco to the following terms:

•	our commitment to implement a fixed work schedule in the states of Sergipe, Espírito Santo, Bahia, Santa Catarina and Rio Grande do Sul;

•	our commitment to comply with overtime payment, breaks between workdays, night shift premiums, duration of breaks, and weekly rest time requirements, among others requirements;

•	a reduction of the fine for proved alleged noncompliance with the abovementioned items from R$3,000 to R$2,000 per employee per month;

•	a reduction of the penalty for the non-exhibition of documentation relating to audit labor inspections from R$20,000 to R$2,000;

•	the temporary stay for 60 days of the requirement to allow employees to bring their own meals;

•
non-recognition of collective damages, provided that we will pay an amount of R$1.5 million in cash to the states of Pernambuco, Rio de Janeiro and Paraná (R$0.5 million each) on June 21, 2013 and we will incur an aggregate amount of R$6.0 million over the course of four years (R$1.5 million in January of each of 2014, 2015, 2016 and 2017) in advertising as part of a national communications campaign for educational or health purposes that will be determined by the Public Labor Ministry of the State of Pernambuco by June 2013.

The claim to guarantee the payment of the minimum wage independently of working hours will continue to be subject to legal discussion. No provision has been recorded regarding this claim because we believe that a final negative resolution has a low probability based on the fact that this labor practice complies with prevailing laws and regulations.

Retained Lawsuits and Contingent Liabilities

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of December 31, 2012 we maintained a provision for contingencies amounting to $27.8 million ($71.9 million as of December 31, 2011), which is disclosed net of judicial deposits amounting to $7.2 million ($6.9 million as of December 31, 2011) that we were required to make in connection with the proceedings. As of December 31, 2012, the net amount of $20.6 million was disclosed as follows: $0.5 million as a current liability and $20.1 million as a non-current liability. See Note 17 to our consolidated financial statements for more details.

Pursuant to the Acquisition, McDonald’s Corporation indemnifies us for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisee lawsuit. As of December 31, 2012, the non-current portion of the provision for contingencies included $5.7 million ($12.1 million as of December 31, 2011) related to Brazilian claims that are covered by the indemnification agreement. As a result, we have recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in our consolidated balance sheet.

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

Dividends and Dividend Policy

Our board of directors considers the legal requirements with regard to our net income and retained earnings and our cash flow generation, targeted leverage ratios and debt covenant requirements in determining the amount of dividends to be paid, if any. Dividends may only be paid in accordance with the provisions of our memorandum and articles of association and Section 57 of the BVI Business Companies Act, 2004 (as amended) and after having fulfilled our capital expenditures program and after satisfying our indebtedness and liquidity thresholds, in that order. Pursuant to our memorandum and articles of association, all dividends unclaimed for three years after having been declared may be forfeited by a resolution of directors for the benefit of the Company.

On April 20, 2012, we declared a dividend of $50.0 million for 2012, which was paid in four equal installments on May 4, 2012, July 20, 2012, October 26, 2012 and December 26, 2012. On March 22, 2013, we announced that our Board of Directors had approved a total dividend cash payment of U.S.$50.0 million for 2013 to be paid in four equal installments. The payments will be made on April 5, July 5 and October 4, 2013 and January 3, 2014, in each case in the aggregate amount of U.S.$12.5 million on outstanding class A and class B shares to shareholders of record as of the close of business on April 2, July 2, October 1 and December 30, 2013, respectively.

Other than the 2012 and 2013 dividends, the only other dividends we have declared since the Acquisition are four $12.5 million dividends in 2011 and a $40 million dividend with respect to our results of operations for fiscal year 2009. All of these dividends have been paid in full.

The amounts and dates of future dividend payments, if any, will be subject to, among other things, the discretion of our Board of Directors. Accordingly, there can be no assurance that any future distributions will be made, or, if made, as to the amount of such distributions.

B.    Significant Changes

See “Operating and Financial Review and Prospects—Segment Presentation” and Note 27 to our consolidated financial statements for details about the changes to our segment financial reporting effective January 1, 2013.

See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls—Venezuela” and Note 27 to our consolidated financial statements for details about the devaluation announced by the Venezuelan government subsequent to December 31, 2012.

ITEM 9.  THE OFFER AND LISTING

A.    Offering and Listing Details

The following table shows the annual, quarterly and monthly ranges of the high and low per share closing sales price for our class A shares as reported by the New York Stock Exchange.

	Low	High
Year Ended December 31:
2011 (since April 14, 2011)	$19.55	$28.52
2012	$10.73	$22.94

Year Ended December 31, 2011:
Second Quarter (since April 14, 2011)	$20.15	$24.73
Third Quarter	$19.98	$28.52
Fourth Quarter	$19.55	$25.74
Year Ended December 31, 2012:
First Quarter	$17.85	$22.94
Second Quarter	$12.39	$19.02
Third Quarter	$12.22	$15.49
Fourth Quarter	$10.73	$15.83
Year Ended December 31, 2013:
First Quarter	$12.19	$14.25

Month Ended:
October 31, 2012	$12.91	$15.83
November 30, 2012	$10.73	$12.89
December 31, 2012	$11.83	$12.64
January 31, 2013	$12.31	$13.95
February 28, 2013	$12.67	$14.25
March 31, 2013	$12.19	$13.70
April 30, 2013 (through April 24)	$12.13	$12.55

B.    Plan of Distribution

Not applicable.

C.    Markets

Our class A shares have been listed on the New York Stock Exchange, or NYSE, since April 14, 2011 under the symbol “ARCO.”  For information regarding the price history of our class A shares, see “—A. Offering and Listing Details.”

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

•
if within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall be adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other date, time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved. Notice of the adjourned meeting need not be given if the date, time and place of such meeting are announced at the meeting at which the adjournment is taken;

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

We held our most recent annual shareholder meeting on April 25, 2013 in Lima, Peru.

Compensation of Directors

The compensation of our directors is determined by our board of directors, and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination.

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

Shareholders’ Rights under British Virgin Islands Law Generally

The BVI Act provides for remedies which may be available to shareholders. Where a company incorporated under the BVI Act or any of its directors engages in, or proposes to engage in, conduct that contravenes the BVI Act or the company’s memorandum and articles of association, the BVI courts can issue a restraining or compliance order. Shareholders cannot also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for members’ remedies has also been incorporated into the BVI Act: where a shareholder of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the court for an order based on such conduct.

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

Material Breach

A material breach under the MFAs would occur if we, or our subsidiaries that are a party to the MFAs, materially breached any of the representations or warranties or obligations (not cured within 30 days after receipt of notice thereof from McDonald’s) relating to or otherwise in connection with any aspect of the master franchise business, the franchised restaurants or any other matter in or affecting any one or more Territories. The following events, among others, constitute a material breach under the MFAs: our noncompliance with anti-terrorism or anti-corruption policies and procedures required by applicable law; our bankruptcy, insolvency, voluntary filing or filing by any other person of a petition in commercial insolvency; our conviction or that of our subsidiaries, or of our or our subsidiaries’ agents or employees for a crime or offense that is punishable by incarceration for more than one year or a felony, or a crime or offense or the indictment on charges thereof that, in the determination of McDonald’s, is likely to adversely affect the reputation of such person, any franchised restaurant or McDonald’s; the entry of any judgment against us or our subsidiaries in excess of $1,000,000 that is not duly paid or otherwise discharged within 30 days (unless such judgment is being contested on appeal in good faith); our failure to achieve (a) at least 80% of the targeted openings during any one calendar year of any restaurant opening plan; or (b) at least 90% of the targeted openings during the three-calendar year term of any restaurant opening plan; and our failure to comply with at least 80% of the funding requirements of any reinvestment plan with respect to any Territory for a period of one year.

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

In addition, the MFA lists 25 restaurants that we are prohibited from selling or otherwise transferring without McDonald’s consent.

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

As part of the reinvestment plan with respect to the three-year period that commenced on January 1, 2011, we must reinvest an aggregate of at least $60 million per year in the Territories. In addition, we have committed to open no less than 250 new restaurants during the current three-year restaurant opening plan. We estimate that the cost to comply with our restaurant opening commitments under the MFAs from 2011 through 2013 will be between $175 million and $385 million, depending on, among other factors, the type and location of restaurants we open. See “Item 4. Information on the Company—Capital Expenditures and Divestitures.” In the event we are unable to reach an agreement on subsequent plans prior to the expiration of the then-existing plan, the MFAs provide for an automatic increase of 20% in the required amount of reinvestments as compared to the then-existing plan and a number of new restaurants no less than 210 multiplied by a factor that increases each period during the subsequent three-year restaurant opening plan.

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

Call Option Right and Security Interest in Equity Interests of the Company

Under the MFAs, McDonald’s has the right, or Call Option, to acquire our non-public shares or our interests in one or more Territories upon: (i) the expiration of the initial term of the MFAs on August 2, 2027 if the initial term is not extended, (ii) the occurrence of a material breach of the MFAs or (iii) during the period of 12 months following the earlier of (x) the 18th month anniversary of the death or permanent incapacity of Mr. Staton or (y) the receipt by McDonald’s of notice from Mr. Staton’s heirs that they have elected to have the period of 12 months commence as of the date specified in the notice. McDonald’s generally has the right either to exercise the Call Option with respect to all of the Territories, or, in its sole discretion, with respect to the Territory or Territories identified by McDonald’s as being affected by such material breach or to which such material breach may be attributable except upon the occurrence of an initial material breach relating to any Territory or Territories in which there are less than 100 restaurants in operation. In such case, McDonald’s only has the right to acquire the equity interests of any of our subsidiaries in the relevant Territory or Territories. As of December 31, 2012, we had more than 100 restaurants in operation in each of Argentina, Brazil, Mexico, Puerto Rico and Venezuela. No other Territory had more than 80 restaurants in operation.

If McDonald’s exercises the Call Option upon the occurrence of the events described in clause (i) or (iii) of the preceding paragraph, it must pay a purchase price equal to 100% of the fair market value of our non-public shares. If the Call Option is exercised upon the occurrence of a material breach, however, the purchase price is reduced to 80% of the fair market value of all of our non-public shares or of all of the equity interests of the subsidiaries operating restaurants in the Territory related to such material breach, as applicable. The purchase price paid by McDonald’s upon exercise of the Call Option is, in all events, reduced by the amount of debt and contingencies and increased by the amount of cash attributable to the entity whose equity interests are being acquired pursuant to the Call Option. In the event McDonald’s were to exercise its right to acquire all of our non-public shares, McDonald’s would become our controlling shareholder.

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

Under the MFAs, we must maintain a fixed charge coverage ratio (as defined therein) at least equal to (a) 1.25 from August 31, 2010 through the fiscal quarter ended September 30, 2011 and (b) 1.50, commencing with the fiscal quarter ended December 31, 2011 and thereafter; and a leverage ratio (as defined therein) not in excess of (a) 5.0, from August 31, 2010 through the fiscal quarter ended June 30, 2011, (b) 4.75 for the fiscal quarter ended September 30, 2011, and (c) 4.25, commencing with the fiscal quarter ended December 31, 2011 and thereafter. As of December 31, 2012, our fixed charge coverage ratio was 1.92 and our leverage ratio was 4.07.

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

The Revolving Credit Facility

For a description of the revolving credit facility entered into by Arcos Dorados B.V. with Bank of America, N.A., see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Revolving Credit Facility.”

The 2012 Swap Transaction

On August 13, 2012, we entered into an equity total return swap transaction, or the swap transaction, among us, our subsidiary Arcos Dorados B.V. and Goldman Sachs International, or GSI.  The purpose of the swap transaction is to reduce the impact that class A share price volatility has on our income statement due to recognition of compensation expense from the long-term incentive plan that we implemented in 2008. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-term and Equity Incentive Plans—Long-term Incentive Plan.”

Under the terms of the swap transaction, we will receive from GSI any notional gains and dividends and/or pay to GSI any notional losses, as the case may be, from time to time on 2,272,551 class A shares, or the number of notional shares, as described below. The reference price for the swap transaction (which is equal to the Rule 10b-18 volume-weighted average price at which an affiliate of GSI initially acquired a number of class A shares equal to the number of notional shares to hedge GSI’s equity price risk under the swap transaction, or the hedge shares) is $13.7689 per class A share and is subject to adjustment in the event of certain corporate transactions and events.  We will also make quarterly payments to GSI at a floating interest rate in an amount based on the equity notional amount of the swap transaction, which is equal to the number of notional shares, multiplied by the reference price (initially approximately $31.3 million).  The swap transaction will mature no later than September 2013, but we may reduce the number of notional shares underlying the swap transaction, and therefore the equity notional amount of the swap transaction, from time to time prior to maturity of the swap transaction, at our option, subject to certain limitations.

  On March 26, 2013, we filed a shelf registration statement on Form F-3 and a prospectus supplement thereto with the SEC relating to the offering from time to time by GSI of up to 2,272,551 class A shares through its affiliate Goldman, Sachs & Co., or Goldman Sachs. We expect to effect share reductions at one or more times concurrently with, or shortly following, certain exercises of CADs by our employees under the long-term incentive plan, and we expect that each share reduction will correspond to a number of notional shares approximately equal to the number of class A shares underlying the CADs exercised by our employees. In connection with any share reduction and at maturity of the swap transaction, Goldman Sachs will offer and sell in a registered offering under the F-3 shelf registration statement and prospectus supplement thereto a number of hedge shares equal to the number of notional shares by which we elect to reduce the notional size of the swap transaction (in the case of any share reduction) or the total number of notional shares underlying the swap transaction at such time (at maturity of the swap transaction), as the case may be.

GSI will calculate our gain or loss under the swap transaction by comparing the average net price per share at which its affiliate sells hedge shares in such offering, or the final price, to the then-current reference price.  At settlement following any share reduction and at maturity of the swap transaction:

•
if the relevant final price is greater than the then-current reference price, we will realize a gain in respect of the relevant number of notional shares subject to such settlement (and GSI will make a cash payment to us in an amount equal to such gain); and

•
if the relevant final price is less than the then-current reference price, we will realize a loss in respect of the relevant number of notional shares subject to such settlement (and we will make a cash payment to GSI in an amount equal to such loss).

In addition, we will receive at maturity of the swap transaction the aggregate amount of any quarterly cash dividends we pay per class A share, multiplied by the number of notional shares underlying the swap transaction as of the ex-dividend date for each such dividend.

As of April 19, 2013, Goldman Sachs has sold 583,707 class A shares under the F-3 shelf registration statement and prospectus supplement thereto. In connection with the sales of these class A shares, we have paid Goldman Sachs an aggregate amount of $369,194.90 as settlement of the share reductions and an aggregate amount of fees amounting to $34,452.62. We expect to pay an additional aggregate amount of $289,944.50 as settlement of the share reductions and an additional aggregate amount of fees amounting to $16,655.20 by April 30, 2013. We also expect to pay certain expenses of Goldman Sachs in the amount of approximately $102,507.

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

EC Council Directive 2003/48/EC on the taxation of savings income (the “Directive”) is designed to facilitate the exchange of information on individuals’ savings income between the tax authorities of the members states of the European Union (each an “EU Member State”). The Directive and associated legislation provides that institutions, termed “paying agents”, must report to their local tax authority details of payments of interest or other similar income paid by them to an individual resident of or certain limited types of entities established in an EU Member State (each such individual or entity, an “Applicable Resident”). The local tax authority in turn must disclose to the tax authority in the EU Member State where the Applicable Resident is resident details of payments of interest or other similar income paid by a person within its jurisdiction to, or collected by such a person for, an Applicable Resident of that other EU Member State (the foregoing reporting and disclosure obligations being referred to as the “Automatic Exchange of Information Regime”). However, for a transitional period (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries), Austria and Luxembourg may instead apply (unless during such period they elect otherwise) a withholding system in relation to such payments (the foregoing witholding system being referred to as the “Transitional Withholding Tax Regime”).

A number of non-EU countries and certain dependent or associated territories of certain EU Member States (including the BVI; together with the EU Member States the “Applicable Jurisdictions”), have adopted measures similar to either the Automatic Exchange of Information Regime or the Transitional Withholding Tax Regime in relation to payments made by a paying agent within its jurisdiction to, or collected by such a paying agent for, an Applicable Resident. In addition, the EU Member States have entered into reciprocal provision of information or transitional withholding arrangements with certain of those dependent or associated territories in relation to payments made by a paying agent in an EU Member State to, or collected by such a paying agent for, an individual resident or certain limited types of entities established in one of those territories. In 2008, the European Commission proposed certain amendments to the Directive, which may, if implemented, amend or broaden the scope of the requirements described above.

The Directive was implemented in the BVI by way of a series of bilateral agreements with certain Applicable Jurisdictions together with amendments to the Mutual Legal Assistance (Tax Matters) Act, 2003. When the Directive was originally introduced, the BVI opted to give Applicable Residents the choice between the Automatic Exchange of Information Regime or a Transitional Withholding Tax Regime. However, pursuant to the Mutual Legal Assistance (Tax Matters) (Automatic Exchange Information) Order, 2011, with effect from 1 January 2012 paying agents established in the BVI are no longer subject to, or able to rely on, the Transitional Withholding Tax Regime as a way of complying with the Directive. Therefore, with effect from that date, paying agents in the BVI must comply with the Automatic Exchange of Information Regime.

There is no income tax treaty currently in effect between the United States and the BVI. However, a Tax Information Exchange Agreement (“TIEA”) is in place. The parties to the TIEA have agreed to provide assistance through the exchange of information relating to the administration and enforcement of the domestic laws of the parties concerning the taxes and the tax matters covered by the TIEA, including information that may be relevant to the determination, assessment, verification, enforcement, or collection of tax claims with respect to persons subject to such taxes, or to the investigation or prosecution of criminal tax evasion in relation to such persons.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of class A shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. This summary applies only to U.S. Holders (as defined below) that hold class A shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, (the “Code”) known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

If an entity that is classified as a partnership for U.S. federal income tax purposes holds class A shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding class A shares and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the class A shares.

This discussion is based upon the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein—possibly with retroactive effect.

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

U.S. Holders are encouraged to consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of class A shares in their particular circumstances.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on class A shares, other than certain pro rata distributions of class A shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at rates applicable to long-term capital gains. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our 2012 taxable year. However, because the application of the regulations is not entirely clear and because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in certain accounts maintained by a U.S. financial institution). Certain U.S. Holders that are entities may be subject to similar rules in the future. U.S. Holders are encouraged to consult their tax advisers regarding the effect, if any, of these reporting requirements on their ownership and disposition of class A shares.

F.    Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.    Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

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

I.     Subsidiary Information

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

In the ordinary course of our business activities, we are exposed to various market risks that are beyond our control, including fluctuations in foreign exchange rates and the price of our primary supplies, and which may have an adverse effect on the value of our financial assets and liabilities, future cash flows and profit. As a result of these market risks, we could suffer a loss due to adverse changes in foreign exchange rates and the price of commodities in the international markets. In addition, we are subject to equity price risk relating to our share-based compensation plans. Our policy with respect to these market risks is to assess the potential of experiencing losses and the consolidated impact thereof, and to mitigate these market risks. We are not currently exposed to significant interest rate risk because most of our long-term debt is at fixed interest rates. We do not enter into market risk sensitive instruments for trading or speculative purposes.

Foreign Currency Exchange Rate Risk

Foreign Currency Exchange Rate Risk in 2012

We are exposed to foreign currency exchange rate risk primarily in connection with the fluctuation in the value of the local currencies of the countries in which we operate, primarily the Brazilian real and Argentine peso, against the U.S. dollar. We generate revenues and cash from our operations in local currencies while a significant portion of our long-term debt is denominated in U.S. dollars. An adverse change in foreign currency exchange rates would therefore affect the generation of cash flow from operations in U.S. dollars, which could negatively impact our ability to pay amounts owed in U.S. dollars. Moreover, our continuing franchise fee payments to McDonald’s pursuant to the MFAs must be translated into and paid in U.S. dollars using the exchange rate of the last business day of the month, payable on the seventh day subsequent to each month-end. As such, in the intervening period we are subject to significant foreign exchange risk.

While substantially all our income is denominated in the local currencies of the countries in which we operate, our supply chain management involves the importation of various products, and some of our imports are denominated in U.S. dollars. Therefore, we are exposed to foreign currency exchange risk related to imports. We have entered into various forward contracts maturing in 2013 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Chile, Colombia, Peru and Uruguay. See Note 27 to our consolidated financial statements for details. In addition, we attempt to minimize this risk also by entering into annual and semi-annual pricing arrangements with our main suppliers.

We are also exposed to foreign exchange risk related to U.S. dollar-denominated intercompany balances held by certain of our operating subsidiaries with our holding companies, and to foreign currency-denominated intercompany balances held by our holding companies with certain operating subsidiaries. Although these intercompany balances are eliminated through consolidation, an adverse change in exchange rates could have a significant impact on our results through the recognition of foreign currency exchange losses in our consolidated income statement.

To help mitigate some of this foreign currency exchange rate risk, we have entered into a cross-currency interest rate swap agreement, to hedge the changes in the cash flows of a portion of the 2016 Notes related to changes in foreign currency exchange rates in order to fix the functional currency cash flows. See Note 11 to our consolidated financial statements for details. As of December 31, 2012, 50.9% of the principal amount of our long-term debt is denominated in reais and 47.2% is denominated in U.S. dollars.

A decrease of 10% in the value of the Brazilian real against the U.S. dollar would result in a net foreign exchange loss totaling $1.0 million over (i) the outstanding balance of the 2016 notes (R$713.1 million including accrued interest), (ii) the cross-currency interest rate swap used to partially hedge the 2016 notes (R$73.4 million including accrued interest), (iii) the Brazilian reais-denominated intercompany receivable held by our subsidiary, Arcos Dorados B.V. (R$551.9 million including accrued interest), and (iv) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $53.6 million as of December 31, 2012.

A decrease of 10% in the value of the Argentine peso against the U.S. dollar would result in a foreign exchange loss of $6.0 million over the outstanding U.S. dollar-denominated intercompany debt held by our Argentinean subsidiaries of $65.6 million as of December 31, 2012.

A decrease of 10% in the value of the Colombian peso against the U.S. dollar would result in a foreign exchange loss of $1.2 million over the outstanding U.S. dollar-denominated intercompany debt held by our Colombian subsidiaries of $13.1 million as of December 31, 2012.

An increase of 10% in the value of the European euro against the U.S. dollar would result in a foreign exchange loss of $0.9 million over the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Martinique of $8.3 million as of December 31, 2012.

An increase of 10% in the value of the Uruguayan peso against the U.S. dollar would result in a foreign exchange loss of $2.2 million over the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Uruguay of $19.7 million as of December 31, 2012.

Fluctuations in the value of the other local currencies against the U.S. dollar would not result in material foreign exchange gains or losses as of December 31, 2012 since there are no other significant intercompany balances exposed to foreign exchange risk.

We are also exposed to foreign currency exchange risk related to the currency translation of our Venezuelan operations. A depreciation of the Venezuelan bolívar fuerte against the U.S. dollar would result in a foreign currency exchange loss as a result of remeasuring monetary balances denominated in bolívares fuertes. See Notes 21 and 27 to our consolidated financial statements for details about our operations in Venezuela and about the devaluation announced by the Venezuelan government subsequent to December 31, 2012, respectively.

Summary of Foreign Currency Exchange Rate Risk in 2011

As of December 31, 2011, a decrease of 10% in the value of the Brazilian real against the U.S. dollar would have resulted in a foreign exchange loss of R$7.4 million over the outstanding balance of the 2016 notes (R$400 million) and the Brazilian reais-denominated intercompany receivable held by our subsidiary, Arcos Dorados B.V. (R$473.6 million) and a foreign exchange loss of $6.4 million over the outstanding balance of the U.S. dollar-denominated intercompany debt held by our Brazilian subsidiaries of $70.2 million.

As of December 31, 2011, a decrease of 10% in the value of the Argentine peso against the U.S. dollar would have resulted in a foreign exchange loss of $3.4 million over the outstanding U.S. dollar-denominated intercompany debt held by our Argentinean subsidiaries of $36.9 million.

As of December 31, 2011, a decrease of 10% in the value of the Chilean peso against the U.S. dollar would have resulted in a foreign exchange loss of $0.9 million over the outstanding U.S. dollar-denominated intercompany debt held by our Chilean subsidiaries of $10.1 million.

As of December 31, 2011, an increase of 10% in the value of the European euro against the U.S. dollar would have resulted in a foreign exchange loss of $2.4 million over the outstanding euro-denominated intercompany debt held by our subsidiary, Arcos Dorados B.V., of $21.8 million.

Fluctuations in the value of the other local currencies against the U.S. dollar would not have resulted in material foreign exchange gains or losses as of December 31, 2011.

Commodity Price Risk

We purchase our primary supplies, including beef, chicken, buns, produce, cheese, dairy mixes and toppings pursuant to oral agreements with our approved suppliers at prices that are derived from international market prices, local conversion costs and local tariffs and taxes. We therefore carry market risk exposure to changes in commodity prices that have a direct impact on our costs. We do not enter into futures or options contracts to protect ourselves against changes in commodity prices, although we may do so in the future. We attempt to minimize this risk by entering into annual and semi-annual pricing arrangements with our main suppliers. This allows us to provide cost predictability while avoiding the costs related to the use of derivative instruments, which we may not be able to pass on to our customers due to the competitive nature of the QSR industry.

Equity Price Risk

On August 13, 2012, we entered into the swap transaction in order to mitigate the impact that the volatility of our class A share price has on our income statement due to recognition of compensation expense from our CADs. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-term and Equity Incentive Plans—Long-term Incentive Plan.” Under the terms of the swap transaction, we will receive from GSI any notional gains and dividends and/or pay to GSI any notional losses, as the case may be, from time to time on 2,272,551 class A shares, or the number of notional shares. The swap transaction will mature no later than September 2013, but we may reduce the number of notional shares underlying the swap transaction, and therefore the equity notional amount of the swap transaction, from time to time prior to maturity of the swap transaction, at our option, subject to certain limitations. See “Item 10. Additional Information—C. Material Contracts—2012 Swap Transaction.” We have significantly reduced our exposure to equity price risk from our CADs as a result of entering into this contract.

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.    Material Modifications to Instruments

None.

B.    Material Modifications to Rights

None.

C.    Withdrawal or Substitution of Assets

None.

D.    Change in Trustees or Paying Agents

None.

E.    Use of Proceeds

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

As of December 31, 2012, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2012 in ensuring that information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

B.    Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining an adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act.

Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes, in accordance with generally accepted accounting principles. These include those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements, in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorization of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Therefore, effective control over financial reporting cannot, and does not, provide absolute assurance of achieving our control objectives. Also, projections of, and any evaluation of effectiveness of the  internal controls in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have adapted our internal control over financial reporting based on the guidelines set by the Internal Control—Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012, based on the guidelines set forth by the COSO.

Based on this assessment, management believes that, as of December 31, 2012, its internal control over financial reporting was effective based on those criteria.

Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, has audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2012.

C.    Attestation Report of the Registered Public Accounting Firm

Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, has audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2012, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ARCOS DORADOS HOLDINGS INC.:

We have audited Arcos Dorados Holdings Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Arcos Dorados Holdings Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Arcos Dorados Holdings Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Arcos Dorados Holdings Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012, and our report dated March 8, 2013 expressed an unqualified opinion thereon.

Buenos Aires, Argentina
March 8, 2013
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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the amounts billed to us by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, for audit and other services performed in fiscal years 2012 and 2011.

	2012	2011
	(in thousands of U.S. dollars)
Audit fees	2,824	2,803
Audit-related fees	65	22
Tax fees	921	1,473
All other fees	7	737

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

Audit-Related Fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal years 2012 and 2011 and not reported under the previous category. These services would include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statue or regulation and consultation concerning financial accounting and reporting standards.

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

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table reflects purchases of our class A shares by or on behalf of us or by any affiliated purchaser in 2012.

2012	Total Number of Class A Shares Purchased		Average Price Paid per Class A Share in U.S.$	Total Number of Class A Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Class A Shares that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	—		—	—	—
February 1 to February 28	—		—	—	—
March 1 to March 31	—		—	—	—
April 1 to April 30	—		—	—	—
May 1 to May 31	—		—	—	—
June 1 to June 30	—		—	—	—
July 1 to July 31	—		—	—	—
August 1 to August 31	2,272,551	(1)	13.77	—	—
September 1 to September 30	—		—	—	—
October 1 to October 31	—		—	—	—
November 1 to November 30	—		—	—	—
December 1 to December 31	—		—	—	—
Total	2,272,551	(1)	13.77	—	—

(1)
Represents class A shares purchased in open-market transactions in connection with the swap transaction among us, our subsidiary Arcos Dorados B.V. and Goldman Sachs International. See “Item 10. Additional Information—C. Material Contracts—The 2012 Swap Transaction.”

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

Director independence

The NYSE Standards require a majority of the membership of NYSE-listed company boards to be composed of independent directors. Neither British Virgin Islands law, the law of our country of incorporation, nor our memorandum and articles of association require a majority of our board to consist of independent directors. Our board of directors currently consists of nine members, four of whom are independent directors.

Non-management directors’ executive sessions

The NYSE Standards require non-management directors of NYSE-listed companies to meet at regularly scheduled executive sessions without management. Our memorandum and articles of association do not require our non-management directors to hold such meetings.

Committee member composition

The NYSE Standards require NYSE-listed companies to have a nominating/corporate governance committee and a compensation committee that are composed entirely of independent directors. British Virgin Islands law, the law of our country of incorporation, does not impose similar requirements. We do not have a nominating/corporate governance committee. While we do have a compensation committee, none of the members of our compensation committee are independent.

Independence of the compensation committee and its advisers

On January 11, 2013, the SEC approved new NYSE listing standards that will require that the board of directors of a listed company consider two factors (in addition to the existing general independence tests) in the evaluation of the independence of compensation committee members: (i) the source of compensation of the director, including any consulting, advisory or other compensatory fees paid by the listed company, and (ii) whether the director has an affiliate relationship with the listed company, a subsidiary of the listed company or an affiliate of a subsidiary of the listed company.  In addition, before selecting or receiving advice from a compensation consultant or other adviser, the compensation committee of a listed company will be required to take into consideration six specific factors, as well as all other factors relevant to an adviser’s independence. Compliance with the compensation committee member independence standards will be required by the earlier of a listed company’s first annual meeting after January 15, 2014 or October 31, 2014. Other standards, including those that relate to the compensation committee adviser requirements and certain additional compensation committee charter requirements, will become effective on July 1, 2013.

Foreign private issuers such as us will be exempt from these new requirements if home country practice is followed. British Virgin Islands law does not impose similar requirements, so we will not be required to implement the new NYSE listing standards relating to compensation committees. None of the members of our compensation committee are independent, and the charter of our compensation committee does not require the compensation committee to consider the independence of any advisers that assist them in fulfilling their duties.

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

ITEM 18.  FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report. See page F-1.

ITEM 19.  EXHIBITS

1.1	Memorandum and Articles of Association, incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
2.1
Indenture dated July 13, 2011 among Arcos Dorados Holdings Inc., as issuer, the subsidiary guarantors named therein, Citibank N.A., as trustee, calculation agent, registrar, paying agent and transfer agent, and Dexia Banque Internationale à Luxembourg, Société Anonyme, as Luxembourg paying agent, incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (File No. 333-177210) filed with the SEC on October 7, 2011.

2.2
Indenture dated October 1, 2009 among Arcos Dorados B.V., the Subsidiary Guarantors named therein and Citibank N.A., as trustee, incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.

3.1	Los Laureles Voting Trust, incorporated herein by reference to Exhibit 9.1 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.1
Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in All of the Territories, except Brazil, incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.

4.2
Amendment No. 1 to the Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in All of the Territories, except Brazil, incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.

4.3
Second Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in Brazil, incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.

4.4
Amended and Restated Escrow Agreement dated October 12, 2010 among McDonald’s Latin America, LLC, LatAm, LLC, each of the Escrowed MF Subsidiaries, Arcos Dorados Restaurantes de Chile Ltda., Arcos Dorados B.V., Deutsche Bank Trust Company Americas, as collateral agent, and Citibank, N.A., as escrow agent, incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.

4.5
Letter of Credit Reimbursement Agreement dated August 3, 2007 between Arcos Dorados B.V. and Credit Suisse, acting through its Cayman Islands Branch, incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.

4.6
Amendment to Letter of Credit Reimbursement Agreement dated November 3, 2008 between Arcos Dorados B.V. and Credit Suisse, acting through its Cayman Islands Branch, incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.

4.7
Second Amendment to Letter of Credit Reimbursement Agreement dated December 10, 2008 between Arcos Dorados B.V. and Credit Suisse, acting through its Cayman Islands Branch, incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.

4.8
Third Amendment to Letter of Credit Reimbursement Agreement dated July 8, 2009 between Arcos Dorados B.V. and Credit Suisse, acting through its Cayman Islands Branch, incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.

4.9
Fourth Amendment to Letter of Credit Reimbursement Agreement dated April 23, 2010 between Arcos Dorados B.V. and Credit Suisse AG, Cayman Islands Branch, incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.

4.10
ISDA Schedule to the 2002 Master Agreement dated as of December 14, 2009 between Morgan Stanley & Co. International plc and Arcos Dorados B.V., incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1(File No. 333-173063) filed with the SEC on March 25, 2011.

4.11
ISDA Schedule to the 2002 Master Agreement dated as of December 14, 2009 between JPMorgan Chase Bank, N.A. and Arcos Dorados B.V., incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.

4.12
Credit Support Annex to the Schedule to the Master Agreement dated as of December 14, 2009 between JPMorgan Chase Bank, N.A. and Arcos Dorados B.V., incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.

4.13	Equity Incentive Plan, incorporated herein by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.14
Amendment No. 2 to the Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in All of the Territories, except Brazil, incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1 (File No. 333-177210) filed with the SEC on October 7, 2011.

4.15
Confirmation dated August 13, 2012 among Goldman Sachs International, Arcos Dorados B.V. and Arcos Dorados Holdings Inc., incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-3 (File No. 333-187531) filed with the SEC on March 26, 2013.

4.16
Amendment to Share Swap Transaction Confirmation dated October 22, 2012 among Goldman Sachs International, Arcos Dorados B.V. and Arcos Dorados Holdings Inc., incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-3 (File No. 333-187531) filed with the SEC on March 26, 2013.

4.17
Amendment No. 2 to Share Swap Transaction Confirmation dated November 28, 2012 among Goldman Sachs International, Arcos Dorados B.V. and Arcos Dorados Holdings Inc., incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-3 (File No. 333-187531) filed with the SEC on March 26, 2013.

4.18*	Amendment No. 3 to Share Swap Transaction Confirmation dated April 4, 2013 among Goldman Sachs International, Arcos Dorados B.V. and Arcos Dorados Holdings Inc.
4.19*	ISDA Master Agreement dated as of April 20, 2012 between Bank of America, N.A. and Arcos Dorados Holdings Inc.
4.20*	ISDA Schedule to the 2012 Master Agreement dated as of April 20, 2012 between Bank of America, N.A. and Arcos Dorados Holdings Inc.
4.21*
Guarantee dated as of April 20, 2012 of Arcos Dourados Comercio de Alimentos Ltda. in favor of Bank of America, N.A. in connection with the ISDA Master Agreement and Schedule thereto, each dated as of April 20, 2012, and any confirmations thereunder.

4.22*	Confirmation dated June 8, 2012 between Arcos Dorados Holdings Inc. and Bank of America, N.A.
4.23*	Credit Agreement dated as of August 3, 2011 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender.
4.24*	First Amendment to Credit Agreement dated as of August 3, 2012 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender.
8.1*	List of subsidiaries.
12.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
13.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
15.1*	Consent of Euromonitor International Ltd.
15.2*	Consent of Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.

**
As permitted by Rule 405(a)(2)(ii) of Regulation S-T, the registrant’s XBRL (eXtensible Business Reporting Language) information will be furnished in an amendment to this Form 20-F that will be filed no more than 30 days after the date hereof. In accordance with Rule 406T(b)(2) of Regulation S-T, such XBRL information will be furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, will be deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise will not be subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Arcos Dorados Holdings Inc.

By:	/s/ Germán Lemonnier
	Name:	Germán Lemonnier
	Title:	Chief Financial Officer

Date: April 26, 2013

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ARCOS DORADOS HOLDINGS INC.:

We have audited the accompanying consolidated balance sheets of Arcos Dorados Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arcos Dorados Holdings Inc. and subsidiaries as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2013 expressed an unqualified opinion thereon.

Buenos Aires, Argentina
March 8, 2013

/s/ Pistrelli, Henry Martin y Asociados S.R.L.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

Arcos Dorados Holdings Inc.
Consolidated Statements of Income
For the fiscal years ended December 31, 2012, 2011 and 2010
Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2012	2011	2010
Sales by Company-operated restaurants	$3,634,371	$3,504,128	$2,894,466
Revenues from franchised restaurants	163,023	153,521	123,652
Total revenues .	3,797,394	3,657,649	3,018,118

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,269,146)	(1,216,141)	(1,023,464)
Payroll and employee benefits	(753,120)	(701,278)	(569,084)
Occupancy and other operating expenses	(984,004)	(918,102)	(765,777)
Royalty fees	(180,547)	(170,400)	(140,973)
Franchised restaurants – occupancy expenses	(56,057)	(51,396)	(37,634)
General and administrative expenses	(314,619)	(334,914)	(254,165)
Other operating expenses, net	(3,261)	(14,665)	(22,464)
Total operating costs and expenses	(3,560,754)	(3,406,896)	(2,813,561)
Operating income	236,640	250,753	204,557
Net interest expense	(54,247)	(60,749)	(41,613)
Loss from derivative instruments	(891)	(9,237)	(32,809)
Foreign currency exchange results	(18,420)	(23,926)	3,237
Other non-operating (expenses) income, net	(2,119)	3,562	(23,630)
Income before income taxes	160,963	160,403	109,742
Income tax expense	(46,375)	(44,603)	(3,450)
Net income	114,588	115,800	106,292
Less: Net income attributable to non-controlling interests	(256)	(271)	(271)
Net income attributable to Arcos Dorados Holdings Inc.	$114,332	$115,529	$106,021

Earnings per share information:
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.55	$0.54	$0.44
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	0.55	0.54	0.44

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Comprehensive Income
For the fiscal years ended December 31, 2012, 2011 and 2010
Amounts in thousands of US dollars

	2012	2011	2010

Net income	$114,588	$115,800	$106,292

Other comprehensive income (loss), net of tax:

Foreign currency translation (including $13,100 of income taxes in 2010)	(8,104)	(50,826)	29,927
Unrecognized prior service cost of post-employment benefits (net of $624 of income taxes in 2012)	(1,213)	-	-
Unrealized results on cash flow hedges:
Unrealized net (losses) gains on cash flow hedges (net of $nil of income taxes)	(4,195)	131	(1,134)
Plus: reclassification adjustment for net losses included in net income (net of $nil of income taxes)	3,101	451	273
Unrealized results on cash flow hedges	(1,094)	582	(861)
Total other comprehensive (loss) income	(10,411)	(50,244)	29,066
Comprehensive income	104,177	65,556	135,358
(Less) Plus: Comprehensive (income) expense attributable to non-controlling interests	(277)	248	(212)
Comprehensive income attributable to Arcos Dorados Holdings Inc.	$103,900	$65,804	$135,146

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Balance Sheets
As of December 31, 2012 and 2011
Amounts in thousands of US dollars, except for share data and as otherwise indicated
ASSETS	2012	2011
Current assets
Cash and cash equivalents	$184,851	$176,301
Accounts and notes receivable, net	105,019	93,862
Other receivables	131,747	66,605
Inventories	54,824	50,729
Prepaid expenses and other current assets	101,148	140,654
Derivative instruments	1,731	-
Deferred income taxes	22,178	36,713
McDonald’s Corporation’s indemnification for contingencies	-	23,750
Total current assets	601,498	588,614

Non-current assets
Miscellaneous	59,304	44,879
Collateral deposits	5,325	5,325
Property and equipment, net	1,176,350	1,023,180
Net intangible assets and goodwill	67,271	58,419
Deferred income taxes	133,708	142,848
McDonald’s Corporation’s indemnification for contingencies	5,707	12,141
Total non-current assets	1,447,665	1,286,792
Total assets	$2,049,163	$1,875,406
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$244,365	$220,941
Royalties payable to McDonald’s Corporation	29,278	19,002
Income taxes payable	21,051	50,379
Other taxes payable	104,662	88,610
Accrued payroll and other liabilities	150,690	146,721
Provision for contingencies	507	41,959
Interest payable	21,567	16,028
Short-term debt	568	840
Current portion of long-term debt	1,634	2,971
Derivative instruments	3,952	1,841
Total current liabilities	578,274	589,292

Non-current liabilities
Accrued payroll and other liabilities	40,115	52,065
Provision for contingencies	20,092	23,077
Long-term debt, excluding current portion	649,968	525,951
Derivative instruments	5,397	742
Deferred income taxes	9,007	4,650
Total non-current liabilities	724,579	606,485
Total liabilities	1,302,853	1,195,777
Equity
Class A shares - no par value common stock; 420,000,000 shares authorized, 129,529,412 shares issued and outstanding at December 31, 2012 and 2011	351,654	351,654
Class B shares - no par value common stock; 80,000,000 shares authorized, issued and outstanding at December 31, 2012 and 2011	132,915	132,915
Additional paid-in capital	18,634	5,734
Retained earnings	400,761	336,707
Accumulated other comprehensive loss	(158,821)	(148,389)
Total Arcos Dorados Holdings Inc. shareholders’ equity	745,143	678,621
Non-controlling interests in subsidiaries	1,167	1,008
Total equity	746,310	679,629
Total liabilities and equity	$2,049,163	$1,875,406

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2012, 2011 and 2010
Amounts in thousands of US dollars

	2012	2011	2010
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	$114,332	$115,529	$106,021
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operations:
Non-cash charges and credits:
Depreciation and amortization	92,328	68,971	60,585
Loss from derivative instruments	891	9,237	32,809
Amortization of deferred financing costs	1,314	3,316	979
Amortization and accrual of letter of credit fees	3,028	2,847	2,633
Net income attributable to non-controlling interests	256	271	271
Deferred income taxes	14,228	(2,882)	(61,101)
Foreign currency exchange results	13,788	16,209	(1,072)
Accrued compensation expense	1,265	29,712	36,551
Loss on amnesty program	-	-	25,532
Others, net	4,860	10,289	2,009
Changes in assets and liabilities:
Accounts payable	22,575	60,234	52,077
Accounts and notes receivable and other receivables	(48,168)	(14,609)	(70,762)
Inventories, prepaid and other assets	14,628	(42,415)	(39,742)
Income taxes payable	(23,042)	17,455	13,085
Other taxes payable	8,414	6,627	12,134
Interest payable	6,134	8,961	105
Accrued payroll and other liabilities and provision for contingencies	(9,956)	(34,479)	82,688
Others	13,238	6,351	9,074
Net cash provided by operating activities	230,113	261,624	263,876
Investing activities
Property and equipment expenditures	(294,478)	(319,859)	(175,669)
Purchases of restaurant businesses	(6,004)	(5,993)	(504)
Proceeds from sale of property and equipment	6,643	10,681	6,215
Loans to related parties	(7,000)	-	-
Other investing activity	(5,582)	(4,961)	(8,266)
Net cash used in investing activities	(306,421)	(320,132)	(178,224)
Financing activities
Issuance of class A shares in connection with the initial public offering	-	152,281	-
Dividend payments to Arcos Dorados Holdings Inc.’ shareholders	(50,036)	(56,627)	(33,400)
Net payment of derivative instruments	(4,322)	(118,932)	(37,815)
Collateral deposits	-	15,000	25,000
Cash and cash equivalents of split-off Axis Business	-	(35,425)	-
Partial redemption of 2019 Notes	-	(152,005)	-
Issuance of 2016 Notes	149,658	255,102	-
Net short-term borrowings	(157)	(10,871)	3,805
Other financing activities	(4,497)	(12,850)	(8,877)
Net cash provided by (used in) financing activities	90,646	35,673	(51,287)
Effect of exchange rate changes on cash and cash equivalents	(5,788)	(8,963)	5,759
Increase (Decrease) in cash and cash equivalents	8,550	(31,798)	40,124
Cash and cash equivalents at the beginning of the year	176,301	208,099	167,975
Cash and cash equivalents at the end of the year	$184,851	$176,301	$208,099

Supplemental cash flow information:
Cash paid during the year for:
Interest	$55,347	$46,022	$42,034
Income tax	30,700	50,952	40,391
Non-cash transactions:
Seller financings	-	-	2,423
Split-off Axis Business – non-cash portion	-	9,833	-

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Changes in Equity
For the fiscal years ended December 31, 2012, 2011 and 2010
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital		Accumulated other comprehensive income (loss)		Non-controlling interests
	Number	Amount	Number	Amount		Retained earnings		Total		Total
Balances at December 31, 2009	145,129,780	226,528	96,753,186	151,018	(2,468)	205,366	(127,789)	452,655	1,391	454,046

Net income for the year	-	-	-	-	-	106,021	-	106,021	271	106,292
Other comprehensive income	-	-	-	-	-	-	29,125	29,125	(59)	29,066
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	(209)	(209)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.17 per share).’ Shareholders	-	-	-	-	-	(40,000)	-	(40,000)	-	(40,000)
Balances at December 31, 2010	145,129,780	226,528	96,753,186	151,018	(2,468)	271,387	(98,664)	547,801	1,394	549,195

Net income for the year	-	-	-	-	-	115,529	-	115,529	271	115,800
Other comprehensive income	-	-	-	-	-	-	(49,725)	(49,725)	(519)	(50,244)
Split-off of Axis Business	(25,129,780)	(27,155)	(16,753,186)	(18,103)	-	-	-	(45,258)	-	(45,258)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	-	-	-	-	-	(50,027)	-	(50,027)	-	(50,027)
Issuance of class A shares in connection with the initial public offering	9,529,412	152,281	-	-	-	-	-	152,281	-	152,281
Stock-based compensation related to the 2011 Equity Incentive Plan	-	-	-	-	8,202	-	-	8,202	-	8,202
Dividends on restricted share units under the 2011 Equity Incentive Plan	-	-	-	-	-	(182)	-	(182)	-	(182)
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	(138)	(138)
Balances at December 31, 2011	129,529,412	351,654	80,000,000	132,915	5,734	336,707	(148,389)	678,621	1,008	679,629

Net income for the year	-	-	-	-	-	114,332	-	114,332	256	114,588
Other comprehensive income	-	-	-	-	-	-	(10,432)	(10,432)	21	(10,411)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	-	-	-	-	-	(50,036)	-	(50,036)	-	(50,036)
Stock-based compensation related to the 2011 Equity Incentive Plan	-	-	-	-	12,900	-	-	12,900	-	12,900
Dividends on restricted share units under the 2011 Equity Incentive Plan	-	-	-	-	-	(242)	-	(242)	-	(242)
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	(118)	(118)
Balances at December 31, 2012	129,529,412	351,654	80,000,000	132,915	18,634	400,761	(158,821)	745,143	1,167	746,310

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
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

Reclassifications

Certain reclassifications have been made within current liabilities to the prior year information to conform to the current year presentation.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
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

Accounts and notes receivable and allowance for doubtful accounts

Accounts receivable primarily consist of royalty and rent receivables due from franchisees and debit and credit card receivables. Accounts receivable are initially recorded at fair value and do not bear interest. Notes receivable relates to interest-bearing financing granted to certain franchisees in connection with the acquisition of equipment and third-party suppliers. The Company maintains an allowance for doubtful accounts in an amount that it considers sufficient to cover losses resulting from the inability of its franchisees to make required payments. In judging the adequacy of the allowance for doubtful accounts, the Company considers multiple factors including historical bad debt experience, the current economic environment and the aging of the receivables.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Other receivables

Other receivables primarily consist of value-added tax and other tax receivables (amounting to $35,527 and $30,358  as of December 31, 2012 and 2011, respectively), guarantee deposits (amounting to $2,292 and $16,100 at December 31, 2012 and 2011, respectively) and receivables from related parties (amounting to $73,664 and $5,538 at December 31, 2012 and 2011, respectively). Other receivables are reported at the amount expected to be collected.

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

Intangible assets, net

Intangible assets include computer software costs, initial franchise fees, reacquired rights under franchise agreements and letter of credit fees.

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

A reacquired franchise right is recognized as an intangible asset as part of the business combination in the acquisition of franchise restaurants apart from goodwill with an assigned amortizable life limited to the remaining contractual term (i.e., not including any renewal periods). The value assigned to the reacquired franchise right excludes any amounts recognized as a settlement gain or loss and is limited to the value associated with the remaining contractual term and current market terms. The reacquired franchise right is measured using a valuation technique that considers restaurant's cash flows after payment of an at-market royalty rate to the Company. The cash flows are projected for the remaining contractual term, regardless of whether market participants would consider potential contractual renewals in determining its fair value.

Letter of credit fees are amortized on a straight-line basis over the term of the Letter of Credit.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Impairment and disposal of long-lived assets

In accordance with the guidance within ASC 360-10-35, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. For purposes of reviewing assets for potential impairment, assets are grouped at a country level for each of the operating markets. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, each restaurant’s cash flows are not largely independent of the cash flows of others in a market. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value considering its highest and best use, as determined by an estimate of discounted future cash flows or its market value. In the fourth quarter of 2012, 2011 and 2010, the Company assessed all markets for impairment indicators. As a result of these assessments, the Company performed the impairment testing of its long-lived assets in Mexico, Puerto Rico and Peru in each fiscal year, as well as in Aruba, Curacao and the U.S. Virgin Islands of St. Croix and St. Thomas in fiscal year 2012 considering recent operating losses incurred in these markets (indicator of potential impairment). As a result of these analyses, no impairments were recorded for the Company’s operations in Peru in fiscal years 2011 and 2010 nor in Aruba, Curacao and the U.S. Virgin Islands of St. Croix and St. Thomas in fiscal year 2012 since the estimates of undiscounted future cash flows for each restaurant in these markets or the fair market value exceeded its carrying value. However, the Company recorded impairment charges associated with certain restaurants in Mexico, Puerto Rico and Peru (the latter only in 2012) with undiscounted future cash flows insufficient to recover their carrying value. The impairment charges were measured by the excess of the carrying amount of the restaurants over their fair value. The impairment charges totaling $1,982, $1,715 and $4,668 in 2012, 2011 and 2010, respectively, are included within “Other operating expenses, net” in the consolidated statements of income.

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

Goodwill

Goodwill represents the excess of cost over the estimated fair market value of net tangible assets and identifiable intangible assets acquired. In accordance with the guidance within ASC Topic 350 Intangibles-Goodwill and Other, goodwill is stated at cost and reviewed for impairment on an annual basis. The annual impairment test is performed during the fourth quarter of the fiscal year and compares the fair value of each reporting unit, generally based on discounted future cash flows, with its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is measured as the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill. As a result of the analyses performed in the fourth quarter of 2012 and 2011, the Company recorded impairment charges of the full amounts of goodwill that had been generated in the acquisition of restaurants in Puerto Rico and St. Croix, respectively. The impairment charges amounting to $683 in 2012 and $2,077 in 2011 are included within “Other operating expenses, net” in the consolidated statements of income. No impairments of goodwill were recognized during fiscal year 2010.

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $147,194, $139,749 and $116,251 in 2012, 2011 and 2010, respectively. Advertising expenses related to Franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to Franchised operations were $46,614, $44,779 and $36,355 in 2012, 2011 and 2010, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
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

Accounts payable outsourcing

The Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. This service allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. Independent of the Company, the financial institutions also allow suppliers to sell their receivables to the financial institutions in an arrangement separately negotiated by the supplier and the financial institution. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. All of the Company’s obligations, including amounts due, remain to the Company’s suppliers as stated in the supplier agreements. As of December 31, 2012 and 2011, approximately $2.0 million and $nil, respectively, of the Company’s total accounts payable are available for this purpose and have been sold by suppliers to participating financial institutions.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Post-employment benefits

In 2012 became effective in Venezuela the new Organic Law of Labor and Workers (known as "LOTTT," its Spanish acronym) that, among other regulations, provides for a post-employment payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. The Company is required to make quarterly deposits in a trust fund. The Company obtained an actuarial valuation of the unfunded post-employment liability. The accumulated post-employment obligation at December 31, 2012 was $2,506, of which $1,837 relate to unrecognized prior service costs as a component of comprehensive income; and $669 to post-employment expenses included in “General and administrative expenses”. Post-employment expenses consist of service cost and interest cost amounting to $374 and $295, respectively.

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

Comprehensive income

Comprehensive income includes net income as currently reported under generally accepted accounting principles and also includes the impact of other events and circumstances from non-owner sources which are recorded as a separate component of shareholders’ equity. The Company reports foreign currency translation gains and losses, unrealized results on cash flow hedges as well as unrecognized prior service costs of post-employment benefits as components of comprehensive income.

Recent accounting pronouncements

In May 2011, the FASB issued ASU 2011-04 to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements.  The Company adopted this guidance on January 1, 2012.  The adoption of this ASU had no significant impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05 which provides new guidance on the presentation of comprehensive income.  ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in shareholders’ equity and instead requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement or in two separate but consecutive statements. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income from that of prior accounting guidance. The Company adopted this new guidance on January 1, 2012. As a result of such adoption, the Company has changed the presentation, and as from the first quarter of 2012 reports comprehensive income in a separate but consecutive statement.

In September 2011 and July 2012, the FASB issued ASU 2011-08 and ASU 2012-02, respectively, which provide an entity the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test for goodwill and indefinite-lived intangible assets, respectively.  If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit or an indefinite-lived intangible asset is less than its carrying amount, the quantitative impairment test is required.  Otherwise, no further testing is required. The Company adopted the ASU 2011-08 for its fiscal year beginning on January 1, 2012, with no significant impact on the Company’s consolidated financial statements. The Company will adopt the ASU 2012-02 for its fiscal year beginning on January 1, 2013, expecting no significant impact on the Company’s consolidated financial statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.           Acquisition of businesses (continued)

Other acquisitions

In 2010, the Company acquired franchised restaurants in Mexico and Chile. In 2011, the Company acquired franchised restaurants in Brazil and Chile. In 2012, the Company acquired franchised restaurants in Colombia, Chile, Mexico and Puerto Rico. Presented below is supplemental information about these non-significant acquisitions:

Purchases of restaurant businesses:	2012	2011	2010
Property and equipment	$1,793	$1,704	$2,016
Identifiable intangible assets	6,061	-	183
Goodwill	1,196	4,952	1,276
Gain on bargain purchase of franchised restaurants	(1,161)	-	-
Purchase price	7,889	6,656	3,475
Settlement of franchise receivables	(1,885)	(663)	(548)
Seller financing	-	-	(2,423)
Purchase price paid	$6,004	$5,993	$504

5.	Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year end:
	2012	2011

Debit and credit card receivables	$45,223	$42,344
Receivables from franchisees	38,079	33,823
Meal voucher receivables	16,800	13,737
Notes receivable	8,939	10,348
Allowance for doubtful accounts	(4,022)	(6,390)
	$105,019	$93,862

6.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year end:

	2012	2011

Prepaid expenses and taxes	$86,249	$129,554
Promotion items	14,899	11,100
	$101,148	$140,654

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2012	2011

Land	$200,340	$189,801
Buildings and leasehold improvements	712,908	599,350
Equipment	544,213	438,601
Total cost	1,457,461	1,227,752
Total accumulated depreciation	(281,111)	(204,572)
	$1,176,350	$1,023,180

Total depreciation expense for fiscal years 2012, 2011 and 2010 amounted to $77,503, $57,827 and $53,845, respectively.

8.	Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

	2012	2011
Net intangible assets (i)
Computer software cost	$62,159	$52,555
Initial franchise fees	20,429	15,342
Reacquired franchised rights	6,076	-
Letter of credit fees	940	940
Total cost	89,604	68,837
Total accumulated amortization	(40,512)	(28,172)
Subtotal	49,092	40,665

Goodwill (ii)
MexicoMartinique (i)	7,780	7,180
Brazil	8,086	8,892
Ecuador	273	273
Peru	220	208
Chile	1,553	1,201
Colombia	267	-
Subtotal	18,179	17,754
	$67,271	$58,419

(i)     Total amortization expense for fiscal years 2012, 2011 and 2010 amounted to $14,825, $11,144 and $6,740, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows: $14,824 for 2013; $14,791 for 2014; $10,392 for 2015; $3,047 for 2016; $1,531 for 2017 and thereafter $4,507.

(ii)           Related to the acquisition of franchise restaurants (Mexico, Brazil, Peru, Colombia and Chile) and non-controlling interests in subsidiaries (Ecuador and Chile).

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following at year end:

	2012	2011
Current:
Accrued payroll	$110,499	$100,254
Long-term incentive plan	8,843	20,490
Accrued expenses	17,908	20,029
Amnesty program	10,236	2,480
Other liabilities	3,204	3,468
	$150,690	$146,721

Non-current:
Long-term incentive plan	$2,968	$12,879
Amnesty program	20,210	25,972
Other liabilities	16,937	13,214
	$40,115	$52,065

10.	Short-term debt

At December 31, 2012 and 2011 short-term debt consists of bank overdrafts and short-term loans.

Revolving Credit Facility

On August 3, 2011, ADBV entered into a committed revolving credit facility with Bank of America, N.A., as lender, for $50 million with a maturity date one year from the date of closing thereof. On August 3, 2012, ADBV renewed the revolving credit facility for an additional one-year period. The obligations of ADBV under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. This revolving credit facility will permit the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Each loan made to ADBV under the revolving credit facility will bear interest at an annual rate equal to LIBOR plus 2.50%. Interest on each loan will be payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

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

On April 3, 2012 the Company borrowed $10,000 under the revolving credit facility. This borrowing was settled on April 26, 2012 with the proceeds of the issuance of the 2016 Notes discussed in Note 11.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Long-term debt

Long-term debt consists of the following at year-end:
	2012	2011

2019 Notes	$306,798	$306,532
2016 Notes	331,859	214,248
Capital lease obligations	9,121	5,171
Other long-term borrowings	3,824	2,971
Total	651,602	528,922
Current portion of long-term debt	1,634	2,971
Long-term debt, excluding current portion	$649,968	$525,951

2019 Notes

In October 2009, ADBV issued senior notes for an aggregate principal amount of $450,000 at a price of 99.136% (the “2019 Notes”). The 2019 Notes mature on October 1, 2019 and bear interest of 7.5% per year. Periodic payments of principal are not required under the 2019 Notes. Interest is paid semi-annually. The Company incurred $8,928 of financing costs related to this issuance, which were capitalized as deferred financing costs and are being amortized over the life of the notes.

On July 18, 2011 the Company redeemed 31.42% or $141,400 of the outstanding principal amount of its 2019 Notes at a redemption price of 107.5% plus accrued and unpaid interest. As a result, the Company incurred a loss of $13,933, including $2,319 related to the accelerated amortization of deferred financing costs and $1,009 related to the accelerated accretion of the original discount.

Interest expense related to the 2019 Notes was $23,145, $28,948 and $33,750 during fiscal year 2012, 2011 and 2010, respectively. Amortization of deferred financing costs related to the 2019 Notes (including the accelerated amortization as a result of the redemption in 2011) amounted to $610, $3,067 and $979 for fiscal year 2012, 2011 and 2010, respectively. Accretion of the original discount related to the 2019 Notes (including the acceleration accretion as a result of the redemption in 2011) totaled $266, $1,335 and $387 for fiscal year 2012, 2011 and 2010, respectively. Loss from the partial redemption of the 2019 Notes at a price higher than the nominal value amounted to $10,605 in 2011. These charges are included within “Net interest expense” in the consolidated statements of income.

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

The 2019 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

2016 Notes

On July 13, 2011 the Company issued R$ 400 million of Brazilian reais notes due 2016 in a private placement (the “Brazilian notes” or “2016 Notes”). The Brazilian notes bear interest of 10.25% per year, payable semi-annually beginning on January 13, 2012. The proceeds from the offering were used by the Company to satisfy its capital expenditure program, including opening and reimaging restaurants, and for general corporate purposes.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Long-term debt (continued)

2016 Notes (continued)

In addition, on April 24, 2012, the Company issued an additional R$275 million aggregate principal amount of the 2016 Notes at a price of 102.529%. The proceeds from the offering are being used by the Company to satisfy its capital expenditure program and for general corporate purposes.

The Brazilian notes mature on July 13, 2016 and are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Company incurred $3,699 of financing costs related to these issuances, which were capitalized as deferred financing costs and are being amortized over the life of the notes.

Interest expense related to the Brazilian notes was $30,051 and $11,119 for fiscal year 2012 and 2011, respectively. Amortization of deferred financing costs related to the Brazilian notes amounted to $704 and $250 for fiscal year 2012 and 2011, respectively. These charges are included with “Net interest expense” in the consolidated statements of income.

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

The 2016 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Other required disclosures

At December 31, 2012, future payments related to the Company’s long-term debt are as follows:

	Principal	Interest	Total
2013	$1,633	$57,918	$59,551
2014	3,167	57,722	60,889
2015	2,707	57,398	60,105
2016	329,960	57,219	387,179
2017	443	23,447	23,890
Thereafter	312,645	48,850	361,495
Total payments	650,555	302,554	953,109
Interest	-	(302,554)	(302,554)
Discount on 2019 Notes	(1,802)	-	(1,802)
Premium on 2016 Notes	2,849	-	2,849
Long-term debt	$651,602	$-	$651,602

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments

Derivatives not designated as hedging instruments

Cross-currency interest rate swaps and mirror swaps

At December 31, 2009 the Company had certain derivative instruments outstanding pursuant to which the Company converted a portion of its long-term debt ($200 million) to Brazilian reais denominated debt (R$466.2 million), paying net interests at a weighted-average interest rate of 10.13% over the notional amount in Brazilian reais. These derivative instruments did not qualify for hedge accounting under ASC Topic 815. Therefore, these derivative instruments were carried at fair market value in the consolidated balance sheets with changes reported in earnings.

On July 19, 2011 and July 20, 2011, the Company settled these derivative instruments before their maturity. During fiscal year 2011 and 2010, the Company made net payments to the counterparties totaling $113,594 and $34,287, respectively, in connection with these agreements. During fiscal years 2011 and 2010, the Company recorded net losses for $9,732 and $22,878, respectively, within “Loss from derivative instruments” in the Company’s consolidated statements of income.

Forward contracts

At December 31, 2010, the Company had forward contracts with outstanding to buy a total amount of $20 million on May 10, 2011 at the forward exchange rate of 1.7355 Brazilian reais per U.S. dollar. When settled, the Company entered into additional forwards contracts to buy a total amount of $40 million on September 2, 2011 at the forward exchange rate of 1.6152 Brazilian reais per U.S. dollar. These forward contracts were settled before their maturity on August 10, 2011. The Company entered into these derivatives as a result of the partial amortization of the notional amounts of the cross-currency interest rate swaps in order to maintain a total notional amount of $200 million hedged all times.

These swap agreements were carried at fair market value in the consolidated balance sheets with changes reported in earnings. The Company paid $1,579 in connection with the settlements of these forward contracts. During the fiscal years 2011 and 2010, the Company recognized a loss of $1,256 and $323, respectively, in connection with these agreements, which is included within “Loss from derivative instruments” in the Company’s consolidated statements of income.

Bond swaps

On December 10, 2009, the Company decided to hedge 44% of the Company’s currency exposure from the 2019 Notes coupon payments related to the Company’s generation of cash flows in Brazilian reais. Therefore in December 2009 ADBV entered into two coupon-only cross-currency interest rate swap agreements (bond swaps) with JP Morgan and Morgan Stanley to convert a portion of the coupons of the 2019 Notes denominated in U.S. Dollars ($200 million at a fixed rate of 7.50%) to Brazilian reais (at a fixed rate of 9.08% and an exchange rate of 1.76 Brazilian reais per U.S. dollar).

These swap agreements did not qualify for hedge accounting under ASC Topic 815. Therefore, the agreements were carried at fair market value in the consolidated balance sheets with changes reported in earnings. At December 31, 2011, the fair market values of the swap agreements outstanding totaled $2,583 payable. On April 24, 2012 the Company settled these derivatives before their maturity. During fiscal year 2012, the Company made net payments to the counterparties amounting to $4,322 and recognized net losses of $1,738 in connection with these agreements. During fiscal year 2011, the Company made net payments to the counterparties amounting to $3,759 and recognized a net gain of $1,464 in connection with these agreements. During fiscal year 2010, the Company made net interest payments to the counterparties amounting to $3,528 and recognized a net loss of $9,608 in connection with these agreements. The abovementioned gains and losses are included within “Loss from derivative instruments” in the Company’s consolidated statements of income.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Derivatives not designated as hedging instruments (continued)

Total equity return swap

The Company is exposed to stock price risk related to ADBV Long-Term Incentive Plan as the underlying liability is tied to the Company’s stock price. As the Company’s stock price changes, such liability is adjusted and the impact is recorded in the Company’s consolidated statement of income within “General and administrative expenses”.

On August 13, 2012 the Company entered into a total equity return swap agreement with Goldman Sachs International in order to minimize earnings volatility related to ADBV Long-Term Incentive Plan. Under the agreement effective as from August 20, 2012, the Company receives (pays) the appreciation (depreciation), plus any dividends, on a notional number of 2,272,551 Class A shares over a reference price of approximately $13.77 per share. The Company in turn pays interests at 3-month LIBOR plus 330 basis points over a notional amount of $31,290. The agreement will mature no later than September 2013. Additionally, subject to certain limitations, the Company may, prior to maturity of the agreement, reduce the notional number of Class A shares underlying the total equity return swap transaction up to 1,000,000 shares for each quarterly window period. The counterparty can terminate the swap agreement if (i) the average of the Company’s stock price for any three consecutive exchange business days is less than $7.57; or (ii) on any day, there is a decline of 10% or more in the price with respect to the closing price of the preceding business day and the price per share at such time is less than $8.95.

The Company has not designated the swap as a hedge under ASC Topic 815. Rather, the Company marks the swap to market and records the impact of the equity portion in “General and administrative expenses” in the Company’s consolidated statement of income. As a result, the adjustments to the value of the swap tend to offset the adjustments to the carrying value of ADBV Long-Term Incentive Plan liability derived from changes in the Company’s stock price, and there is no significant impact on the Company’s consolidated statement of income. The interest portion is recorded within “Net interest expense” in the Company’s consolidated statement of income.

At December 31, 2012 the fair market value of total equity return swap amounted to $3,952 payable. During the fiscal year 2012, the Company recorded a loss of $4,111 within “General and administrative expenses” and a loss of $159 within “Net interest expense” in connection with this agreement. During the fiscal year 2012, the Company made interest payments amounting to $318 in connection with this agreement.

Derivatives designated as hedging instruments

Forward contracts

In December 2009, the Company entered into various forward contracts maturing in 2010 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Chile. Pursuant to the agreements, during fiscal year 2010 the Company purchased a total amount of $8,521 at a weighted-average forward rate of 489.3 Chilean pesos per U.S. dollar.

In February 2010, the Company entered into various forward contracts maturing in 2010 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia and Peru. Pursuant to the agreements, during fiscal year 2010 the Company purchased a total amount of $9,732 at a weighted-average forward rate of 2,023.54 Colombian pesos per U.S. dollar, and a total amount of $3,052 at a weighted-average forward rate of 2.89 Peruvian soles per U.S. dollar.

In August and October 2010, the Company entered into various forward contracts maturing in 2011 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Chile for fiscal year 2011. Pursuant to the agreements, during 2011 the Company purchased a total amount of $11,878 at a weighted-average forward rate of 500.4 Chilean pesos per U.S. dollar.

In November 2011, the Company entered into various forward contracts maturing in 2012 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Peru. Pursuant to the agreements, during fiscal year 2012 the Company purchased a total amount of $3,600 at a weighted-average forward rate of 2.76 Peruvian soles per U.S. dollar.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Forward contracts (continued)

In January and February 2012, the Company entered into various forward contracts maturing in 2012 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia and Chile. Pursuant to the agreements, during fiscal year 2012 the Company purchased a total amount of $8,226 at an average forward rate of 1,855.8 Colombian pesos per U.S. dollar, and a total amount of $11,435 at an average forward rate of 507.3 Chilean pesos per U.S. dollar, respectively.

The Company designated cash flow hedges that encompass the variability of functional-currency-equivalent cash flows attributable to foreign exchange risks related to the settlement of the foreign-currency-denominated payables resulting from the forecasted purchases (hedge over 75% of the purchases in Chile and Peru for 2010, 73% of the purchases in Colombia for 2010, 90% of the purchases in Chile for 2011, 60% of the purchases in Peru for 2012, 49% of the purchases in Colombia for 2012 and 77% of the purchases in Chile for 2012). The effect of the hedges result in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). The forward contracts were carried at their fair market value in the consolidated balance sheets, with changes reported within the “Accumulated other comprehensive loss” component of shareholders’ equity. As of December 31, 2011, the fair market value of the outstanding derivatives represented a $48 payable. The Company made net payments totaling $949, $451 and $273 during fiscal years 2012, 2011 and 2010, respectively, as a result of the net settlements of these derivatives. In addition, the Company recorded a $901 unrealized net loss, a $131 unrealized net gain and a $1,134 unrealized net loss within the “Accumulated other comprehensive loss” component of shareholders’ equity during fiscal years 2012, 2011 and 2010, respectively.

Cross-currency interest rate swap

On April 24, 2012, the Company entered into a cross-currency swap agreement with Bank of America to hedge the cash flows of a portion of the 2016 Notes issued. Pursuant to this agreement, the Company receives interests at a fixed rate of 10.25% over a notional amount of 70 million of Brazilian Reais and pays interests at a fixed rate of 4.90% over a notional amount of $37,433. This agreement matures on July 13, 2016 with exchange of principal.

The Company has designated the cross-currency interest rate swap as a cash flow hedge in accordance with ASC Topic 815. Therefore, the agreement is carried at its fair market value in the consolidated balance sheet, with changes reported within the “Accumulated other comprehensive loss” component of shareholders´ equity. The Company reclassifies the effective portion of the hedge into income as adjustments to foreign exchange results and net interest expense.

At December 31, 2012, the fair market value of the swap agreement totaled $3,666 payable. During fiscal year 2012, the Company recorded an unrealized loss of $3,294 within “Accumulated other comprehensive loss”, of which $2,152 were reclassified from “Accumulated other comprehensive loss” into income as a result of the hedge relationship. The Company collected $372 of net interest from the counterparty during fiscal year 2012.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Additional disclosures

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2012 and 2011:

		Asset (Liability) Derivatives
		Fair Value
Type of Derivative	Balance Sheets Location	2012	2011
Derivatives designated as hedging instruments under ASC Topic 815 Derivatives and Hedging
Forward contracts	Accrued payroll and other liabilities	$-	$(48)
Cross-currency interest rate swap (i)	Derivative instruments	(3,666)	-
		(3,666)	(48)
Derivatives not designated as hedging instruments under ASC Topic 815 Derivatives and Hedging
Bond swaps	Derivative instruments	$-	$(2,583)
Total equity return swap (ii)	Derivative instruments	(3,952)	-
		(3,952)	(2,583)
Total derivative instruments		$(7,618)	$(2,631)

(i)	Disclosed in the consolidated balance sheet as follows: $1,731 as a current asset and $5,397 as a non-current liability.

(ii)	Disclosed in the consolidated balance sheet as a current liability.

The following tables present the pretax amounts affecting income and other comprehensive income for the fiscal year ended December 31, 2012 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)(i)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	$(901)	$949	$-
Cross-currency interest rate swap	(3,294)	2,152	-
Total	$(4,195)	$3,101	$-

(i)
The loss recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net loss recognized in income related to the cross-currency interest rate swap is disclosed in the consolidated income statement as follows: a loss of $3,314 as an adjustment to foreign exchange results and a gain of $1,162 as an adjustment to net interest expense.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Additional disclosures (continued)

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative instruments
Bond swaps (i)	$(1,738)
Total equity return swap (ii)	(4,270)
Others (i)	847
Total	$(5,161)

(i)	These results are recorded within “Loss from derivative instruments” in the Company’s consolidated statement of income.
(ii)	A $4,111 loss is recorded within “General and administrative expenses” and a $159 loss within “Net interest expense” in the Company’s consolidated statement of income.

The following tables present the pretax amounts affecting income and other comprehensive income for the fiscal year ended December 31, 2011 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	$131	$451	$-
Total	$131	$451	$-

The loss recognized in income was recorded as an adjustment to food and paper.

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative instruments
Cross-currency interest rate swaps and Mirror swap	$(9,732)
Bond swaps	1,464
Forwards	(1,256)
Others	287
Total	$(9,237)

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Additional disclosures (continued)

The following tables present the pretax amounts affecting income and other comprehensive income for the fiscal year ended December 31, 2010 for each type of derivative relationship:
Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	$(1,134)	$273	$-
Total	$(1,134)	$273	$-

The loss recognized in income was recorded as an adjustment to food and paper.

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative instruments
Cross-currency interest rate swaps and Mirror swaps	$(22,878)
Bond swaps	(9,608)
Forwards	(323)
Total	$(32,809)

13.	Operating lease agreements

At December 31, 2012, the Company was the lessee at 1,966 locations through ground leases (the Company leases the land and the Company or franchisee owns the building) and through improved leases (the Company leases land and buildings). Lease terms for most restaurants vary between 10 and 20 years and, in many cases, provide for rent escalations and renewal options, with certain leases providing purchase options. Escalations terms vary by reporting unit, with examples including fixed-rent escalations, escalations based on an inflation index, and fair value adjustments. The timing of these escalations generally ranges from annually to every five years. According to rental terms, the Company pays a monthly rental expense based on the greater of a fixed rent or a certain percentage of the Company’s gross sales. For most locations, the Company is obligated for the related occupancy costs including property taxes, insurance and maintenance. However, for franchised sites, the Company requires the franchisees to pay these costs. In addition, the Company is the lessee under non-cancelable leases covering certain offices and warehouses.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Operating lease agreements (continued)

At December 31, 2012, future minimum payments required under existing operating leases with initial terms of one year or more are:

	Restaurants	Others	Total

2013	$133,183	$7,297	$140,480
2014	125,358	6,613	131,971
2015	116,120	6,174	122,294
2016	106,024	5,636	111,660
2017	95,574	5,583	101,157
Thereafter	389,302	11,508	400,810
Total minimum payments	$965,561	$42,811	$1,008,372

The following table provides detail of rent expense for fiscal years 2012, 2011 and 2010:

	2012	2011	2010
Company-operated restaurants (i)	$140,014	$129,135	$100,986
Franchised restaurants (ii)	44,457	41,252	34,172
Total rent expense	$184,471	$170,387	$135,158

(i)	Included within the caption “Occupancy and other operating expenses” in the consolidated statements of income.
(ii)	Included within the caption “Franchised restaurants – occupancy expenses” in the consolidated statements of income.

The following table provides a breakdown detail of rent expense between minimum and contingent rentals for fiscal years 2012, 2011 and 2010:
	2012	2011	2010
Minimum rentals	$117,006	$121,533	$98,307
Contingent rentals based on sales	67,465	48,854	36,851
Total rent expense	$184,471	$170,387	$135,158

14.	Franchise arrangements

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.	Franchise arrangements (continued)

At December 31, 2012 and 2011, net property and equipment under franchise arrangements totaled $211,139 and $184,199, respectively (including land of $63,839 and $63,699, respectively).

Revenues from franchised restaurants for fiscal years 2012, 2011 and 2010 consisted of:

	2012	2011	2010
Rent	$161,591	$152,380	$122,448
Initial fees (i)	780	514	660
Royalty fees (ii)	652	627	544
Total	$163,023	$153,521	$123,652

(i)	Disclosed net of initial fees paid to McDonald’s Corporation for $882, $518 and $595 in 2012, 2011 and 2010, respectively.
(ii)	Disclosed net of royalties fees paid to McDonald’s Corporation for $65,756, $60,261 and $49,562 in 2012, 2011 and 2010, respectively.

At December 31, 2012, future minimum rent payments due to the Company under existing franchised agreements are:

	Owned sites	Leased sites	Total

2013	$9,799	$27,863	$37,662
2014	9,261	25,667	34,928
2015	8,853	24,674	33,527
2016	8,631	23,319	31,950
2017	8,248	21,247	29,495
Thereafter	45,955	106,543	152,498
Total	$90,747	$229,313	$320,060

15.	Income taxes

The Company’s operations are conducted by its foreign subsidiaries in Latin America and the Caribbean. The foreign subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such foreign countries.

Statutory tax rates in the countries in which the Company operates for fiscal years 2012, 2011 and 2010 were as follows:

	2012	2011	2010

Puerto Rico	20%	30%	39%
Argentina, Martinique, French Guyana, Guadeloupe, St Croix, St. Thomas, Aruba and Curacao	35%	35%	35%
Brazil and Venezuela	34%	34%	34%
Colombia	33%	33%	33%
Costa Rica, Peru and Mexico	30%	30%	30%
Panamá	25%	25%	27.5%
Uruguay and Trinidad and Tobago	25%	25%	25%
Ecuador	23%	24%	25%
Chile	20%	20%	17%

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.	Income taxes (continued)

Income tax expense for fiscal years 2012, 2011 and 2010 consisted of the following:

	2012	2011	2010
Current income tax expense	$32,147	$47,485	$64,551
Deferred income tax expense (benefit)	14,228	(2,882)	(61,101)
Income tax expense	$46,375	$44,603	$3,450

Income tax expense for fiscal years 2012, 2011 and 2010 differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax income as a result of the following:

	2012	2011	2010
Pre-tax income	$160,963	$160,403	$109,742
Weighted-average statutory income tax rate (i)	35.20%	32.35%	36.87%
Income tax expense at weighted-average statutory tax rate on pre-tax income	56,659	51,890	40,462
Permanent differences:
Change in valuation allowance	(7,660)	(20,962)	(91,416)
Non-deductible expenses	22,258	28,783	31,575
Tax deductible goodwill in Brazil (ii)	(18,789)	(21,640)	-
Withholding income taxes on intercompany transactions	3,437	9,038	8,233
Loss on amnesty program	-	-	8,681
Tax inflation adjustment	(10,983)	(3,471)	(3,994)
Expiration of tax loss carryforwards	1,017	1,298	6,071
Others	436	(333)	3,838
Income tax expense	$46,375	$44,603	$3,450

(i)
Weighted-average statutory income tax rate is calculated based on the lump-sum of the income before taxes by country multiplied by the prevailing statutory income tax rate, divided by the consolidated income before taxes.

(ii)
In November 2010, the Company completed the corporate reorganization of its companies in Brazil that was commenced on December 29, 2008. Among other corporate synergies, the reorganization resulted in contribution of the shares of the Brazilian operating entities to a new holding company and generated a tax deductible goodwill amounting to $310 million. The goodwill is deductible in Brazil for income tax purposes through its amortization in a period of 60 months starting in December 2010 following the merger of the Brazilian entities. The Company did not recognize any deferred tax asset for this benefit following the exemption in ASC 740-10-25-3.e. applicable to intercompany transfers. Therefore, the tax benefit is being recognized when realized on the tax return and applied to reduce income tax expenses.

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at December 31, 2012 and 2011 are presented below:
	2012	2011
Tax loss carryforwards (i)	$267,826	$273,344
Purchase price allocation adjustment	92,715	105,457
Property and equipment – tax inflation adjustment	39,290	31,749
Other accrued payroll and other liabilities	15,452	30,551
Share-based compensation programs	9,679	12,450
Provision for contingencies	9,447	11,905
Other deferred tax assets	20,185	18,015
Property and equipment – difference in depreciation rates	(54,383)	(61,411)
Other deferred tax liabilities (ii)	(16,769)	(23,374)
Valuation allowance (iii)	(236,563)	(223,775)
Net deferred tax asset	$146,879	$174,911

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.	Income taxes (continued)

(i)     As of December 31, 2012, the Company and its subsidiaries had accumulated operating tax loss carryforwards amounting to $959,803. These operating tax loss carryforwards expire as follows:
2012
Fiscal year 2013	$10,241
Fiscal year 2014	2,712
Fiscal year 2015	4,458
Fiscal year 2016	1,768
Fiscal year 2017	51,397
Thereafter	333,639
Without expiration terms	555,588
$959,803

(ii)	Primarily related to intangible assets and foreign currency exchange gains.
(iii)	In assessing the realizability of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Balance sheets classification of deferred taxes at December 31, 2012 and 2011 is as follows: current deferred tax assets of $22,178 in 2012 and $36,713 in 2011; non-current deferred tax assets of $133,708 in 2012 and $142,848 in 2011; and non-current deferred tax liabilities of $9,007 in 2012 and $4,650 in 2011.

Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences were approximately $134.6 million at December 31, 2012 and consisted of undistributed earnings considered permanently invested in subsidiaries. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

As of December 31, 2012 and 2011, the Company’s gross unrecognized tax benefits totaled $1,554 and $6,088 (including interests and penalties), respectively, that would favorably affect the effective tax rate if resolved in the Company’s favor. These amounts are mainly included in income tax payable on the consolidated balance sheets for 2012 and 2011, respectively. During fiscal year 2012, the Company paid income tax claims in the French islands (Martinique, French Guyana and Guadeloupe) pursuant to which unrecognized tax benefits decreased by $4,614. The Company is regularly under audit in multiple tax jurisdictions. It is reasonably possible that, as a result of audit progression within the next 12 months, there may be new information that causes the Company to reassess the total amount of unrecognized tax benefits recorded. While the Company cannot estimate the impact that new information may have on our unrecognized tax benefit balance, we believe that the liabilities that are recorded are appropriate and adequate as determined under ASC 740. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2006.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.           Share-based compensation (continued)

ADBV Long-Term Incentive Plan (continued)

The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The accrued liability is remeasured at the end of each reporting period until settlement. Effective December 31, 2010 the Company changed the method of measuring its liability awards from the intrinsic value method (i.e. difference between the current fair value and the base value) to a fair value method using the Black & Scholes model. The current fair value for purposes of determining the intrinsic value was based on a formula determined and approved by the Company’s Board of Directors. At December 31, 2010 the Company considered the estimated initial public offering price per class A share ($16.50) in determining the fair value of the awards because the Company’s Board of Directors decided that on a going forward basis the fair value would be based on the market price instead of the formula that had previously been used to value such awards.

The following variables and assumptions have been used by the Company for purposes of measuring its liability awards at December 31, 2012 and 2011:
	2012	2011

Current price (i)	11.96	20.53
Weighted-average base value of outstanding units (ii)	6.22	5.82
Expected volatility (iii)	37.3%	38.0%
Dividend yield	2.0%	1.2%
Risk-free interest rate	0.4%	0.8%
Expected term	last vesting date	last vesting date

(i)	Equal to the quoted market price per share at the end of the year.
(ii)	As adjusted as a result of the stock split discussed in Note 22.
(iii)	Based on implied volatility of the Company’s class A shares.

The following table summarizes the activity under the plan for fiscal years 2012, 2011 and 2010:

	Units	Weighted-average base value	Weighted-average fair value
Outstanding at December 31, 2009	2,375,958	5.39
Granted	1,368,018	5.88
Exercised (i)	(27,214)	4.27
Forfeited	(182,348)	6.29
Outstanding at December 31, 2010	3,534,414	5.54	10.94
Exercised (ii)	(525,017)	5.19
Forfeited	(85,815)	5.02
Outstanding at December 31, 2011	2,923,582	5.82	14.44
Exercised (iii)	(696,067)	4.61
Forfeited	(98,294)	5.62
Outstanding at December 31, 2012	2,129,221	6.22	5.79
Exercisable at December 31, 2012	900,608	6.53	5.52

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.           Share-based compensation (continued)

ADBV Long-Term Incentive Plan (continued)

Data in the table above was adjusted as a result of the stock split discussed in Note 22.

(i)       The total amount paid for these exercises was $97.
(ii)       The total amount paid for these exercises was $9,841.
(iii)
The total amount paid for these exercises was $5,811. At December 31, 2012 the Company maintains a current payable of $907 related to these exercises that is disclosed within “accrued payroll and other liabilities” in the Company’s balance sheet.

The following table provides a summary of the plan at December 31, 2012:

	Vested (i)	Non-vested (ii)	Total

Number of units outstanding (iii)	900,608	1,228,613	2,129,221
Weighted-average fair market value per unit	5.52	5.99	5.79
Total fair value of the plan	4,973	7,356	12,329
Weighted-average accumulated percentage of service	100.00	80.62	88.44
Accrued liability (iv)	4,973	5,931	10,904
Compensation expense not yet recognized (v)	-	1,425	1,425

(i) Related to exercisable awards.
(ii) Related to awards that will vest between fiscal years 2013 and 2015.
(iii) As adjusted as a result of the stock split discussed in Note 22.
(iv) The total accrued liability of $10,904 related to outstanding units is disclosed within “Accrued payroll and other liabilities” in the Company’s balance sheet as follows: $7,936 as a current liability and $2,968 as a non-current liability.
(v) Expected to be recognized in a weighted-average period of 2 years.

As discussed in Note 12, on August 13, 2012, the Company entered into a total equity return swap agreement to minimize earnings volatility related to these awards. The Company has not designated the swap as a hedge. Rather, the Company marks the swap to market and records the impact of the equity portion in “General and administrative expenses” in the Company’s consolidated statement of income. The adjustments to the value of the swap tend to offset the adjustments to the carrying value of the Company’s Long-Term Incentive Plan liability derived from changes in the Company’s stock price, which are also recorded in “General and administrative expenses”. As a result, there is no significant impact on the Company’s consolidated statement of income as from the effective date of the agreement.

Not including the impact of the total equity return swap agreement, compensation (benefit) expense for the fiscal years 2012, 2011 and 2010 amounted to $(15,746), $19,295 and $20,159, respectively. See Note 12 for a discussion of the impact of the equity return swap agreement on the Company’s consolidated statement of income. Compensation expense is included within “General and administrative expenses” in the consolidated statement of income. Compensation expense for the fiscal year 2011 includes an incremental expense amounting to $10,526 related to the effect of remeasuring the accrued liability considering the initial quoted market price of $21.00 as a result of becoming a public company. Compensation expense for fiscal year 2010 includes an incremental expense amounting to $15,576 related to the effect of replacing the formula by the estimated initial public offering market price in determining the current value of the award at the end of such year. The Company recognized $4,905, $(4,436) and $(5,147) of related income tax expense (benefits) during fiscal years 2012, 2011 and 2010, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
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

Compensation expense for fiscal years 2012, 2011 and 2010 amounted to $nil, $2,214 and $16,392, respectively. Compensation expense is included within “Other operating expenses, net” in the consolidated statement of income.

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This plan replaces ADBV Long-Term Incentive Plan discussed above, although the awards that have already been granted will remain outstanding until their respective termination dates. Like ADBV Long-Term Incentive Plan, the 2011 Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering.

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

On May 10, 2012, the Company made the grant of awards corresponding to fiscal year 2012 under the 2011 Plan. The Company granted to certain of its executive officers and other employees 211,169 restricted share units and 584,587 stock options. Both types of awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. Each stock option granted represents the right to acquire a Class A share at a strike price of $14.35 (the closing price on the date of grant), while each restricted stock unit represents the right to receive a Class A share when vested.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.           Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted stock units is based on the quoted market price of the Company’s class A shares at the grant date. The resulting value of stock options and restricted stock units granted was $3,051 and $3,030, respectively, during fiscal year 2012 and $10,435 and $21,488, respectively, during fiscal year 2011. The Company recognized stock-based compensation expense in the amount of $12,900 and $8,202, respectively, during the fiscal years 2012 and 2011, of which $7,997 and $5,703 relates to the special awards granted in connection with the initial public offering. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statement of income. As of December 31, 2012, the remaining unrecognized compensation expense amounted to $16,901, which will be amortized over the remaining requisite service period (weighted-average of 3.1 years). The Company recognized $2,807 and $1,690 of related income tax benefits during fiscal years 2012 and 2011, respectively.

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

The following variables and assumptions were used by the Company for purposes of measuring the 2012 granted stock options: market price and exercise price equal to $14.35; expected volatility of 48.0% (based on implied volatility of the Company’s Class A shares); dividend yield of 1.7%; risk free interest rate of 0.8%; and an expected term ending on the last vesting date.

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

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At December 31, 2012 the Company maintains a provision for contingencies amounting to $27,818 ($71,888 at December 31, 2011), which is disclosed net of judicial deposits amounting to $7,219 ($6,852 at December 31, 2011) that the Company was required to make in connection with the proceedings. As December 31, 2012, the net amount of $20,599 is disclosed as follows: $507 as a current liability and $20,092 as a non-current liability.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Commitments and contingencies (continued)

Provision for contingencies (continued)

Breakdown of the provision for contingencies as of December 31, 2012 and 2011 is as follows:

	2012	2011
Tax contingencies in Brazil (i)	$4,011	$42,011
Labor contingencies in Brazil (ii)	14,256	19,646
Other (iii)	9,551	10,231
Subtotal	27,818	71,888
Judicial deposits (iv)	(7,219)	(6,852)
Provision for contingencies	$20,599	$65,036

(i)       Tax contingencies in Brazil. In 2012 it mainly relates to tax on bank account transactions (CPMF), abolished in 2007. In 2011 it was mainly related to VAT special treatment for restaurants in Rio de Janeiro and taxes over the royalty payments. During fiscal year 2010, the Company recorded an accrual of $54,079, primarily related to the decision to negotiate the settlement of past claims related to VAT special treatment for restaurants in Rio de Janeiro (previously considered not probable) together with a new regime resolving this matter going forward; and a currency translation adjustment amounting to $(568). In addition, there was a reduction amounting to $76,954 in connection with the amnesty program discussed below. During fiscal year 2011, the Company recorded an accrual of $19,626, primarily related to a modification in the fiscal authorities’ interpretation regarding taxes impacting royalty payments; a reduction in the accrual of $14,790, corresponding to downwards revisions of the estimated settlement amounts of several claims (including VAT special treatment for restaurants in Rio de Janeiro) based on the opinion of the Company’s legal advisors; and a currency translation adjustment amounting to $(5,218). In addition, the Company made settlements totaling $8,255. During fiscal year 2012, the Company settled the contingency over royalty payments, paying $11,473 in cash. In addition, the Company entered into an amnesty program to settle the contingency related to VAT special treatment for restaurants in Rio de Janeiro in 18 equal monthly installments, commencing in May 2012, pursuant to which the Company reclassified $28,428 to “Accrued payroll and other liabilities” in the consolidated balance sheet. During fiscal year 2012, the Company also recorded an accrual of $3,770 and a currency translation adjustment amounting to $(2,327). In addition, during fiscal year 2012 there was an increase of $458 as a result of certain balance sheet reclassifications.

Regarding tax contingencies in Brazil, at the end of fiscal year 2010 the Company decided to enter into an amnesty program. The Company agreed with McDonald’s Corporation to include in the amnesty plan most of the contingencies indemnified by them using tax loss carryforwards to settle interests and to receive a cash payment equal to the principal plus 50% of the interests. As a result of this agreement, in fiscal year 2010 the Company recorded a loss amounting to $22,476 within “Non-operating expenses” in the consolidated statement of income. The Company recorded an additional loss amounting to $3,056 within “Other operating expenses, net” in connection with contingencies not indemnified by McDonald’s Corporation but also included in the amnesty program. The liability related to the amnesty program is included within “Accrued payroll and other liabilities”.

(ii)       Labor contingencies in Brazil. It primarily relates to dismissals in the normal course of business. During fiscal years 2012, 2011 and 2010, the Company recorded accruals of $10,751, $8,211 and $17,767, respectively, primarily related to new dismissal claims and to increases on estimated future costs of outstanding claims; and a currency translation adjustment amounting to $(930), $(2,240) and $1,587, respectively. In addition, the Company made settlements totaling $15,211, $19,781 and $12,561, respectively.

(iii)       Other contingencies. It mainly relates to tax and labor contingencies in other countries. During fiscal years 2012, 2011 and 2010, the Company recorded accruals of $1,251, $4,508 and $2,992, respectively; and a currency translation adjustment amounting $(1,195), $(1,026) and $141, respectively. In addition, the Company made settlements totaling $736, $867 and $424, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Commitments and contingencies (continued)

Provision for contingencies (continued)

(iv)       Judicial deposits. It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil. During fiscal years 2012, 2011 and 2010, there were a net increase (decrease) amounting to $367, $(20,521) and $8,643, respectively; including foreign currency translation for $(671), $(3,911) and $1,331, respectively.

In January 2007, several Puerto Rican franchisees filed a lawsuit against McDonald’s Corporation and certain subsidiaries which the Company purchased during the acquisition of the LatAm business. The lawsuit originally sought declaratory judgment and damages in the amount of $11 million plus plaintiffs' attorney fees. In January 2008, the plaintiffs filed an amended complaint that increased the amount of damages sought to $66.7 million plus plaintiffs’ attorney fees. The complaint, as amended, requests that the court declare that the plaintiffs’ respective franchise agreements and contractual relationships with McDonald’s Corporation, which agreements and relationships were assigned or otherwise transferred to the Company as part of the Acquisition of the LatAm business, are governed by the Dealers’ Act of Puerto Rico, or “Law 75”, a Puerto Rican law that limits the grounds under which a principal may refuse to renew or terminate a distribution contract. The complaint also seeks preliminary and permanent injunctions to restrict the Company from declining to renew the plaintiffs’ agreements except for just cause, and to prohibit the Company from opening restaurants or kiosks within a three-mile radius of a franchisee’s restaurant. In September 2008, the Company filed a counter-suit requesting the termination of the franchise agreements with these franchisees due to several material breaches. On December 23, 2010, the commissioner assigned by the Court of First Instance to this case issued a resolution holding that Law 75 applies to the parties’ commercial relationship. On July 20, 2011, the Court of First Instance adopted the Commissioner´s determination with respect to the application of Law 75. This determination is an interlocutory determination that defines the legislation applicable to the franchisee rights and obligations. Law 75 will be the applicable law during the trial process. After the trial conclusion, the Company can still reiterate in appeal the position that Law 75 does not apply to the franchised agreements. The franchisees will still need to demonstrate and prove that the franchisor has breached their respective contracts. Therefore, no provision has been recorded regarding this lawsuit because the Company believes that a final negative resolution has a low probability of occurrence. Both parties have concluded discovery and the Pretrial Hearing was held on August 30, 2012. This case trial commenced on September 10, 2012. The trial has been scheduled for several dates during 2012 and 2013. The Company does not anticipate that the trial hearings will conclude on the first semester of 2013.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisee lawsuit.

At December 31, 2012, the non-current portion of the provision for contingencies includes $5,707 related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company maintains a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
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

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.           Disclosures about fair value of financial instruments (continued)

	Quoted Prices in
	Active Markets	Significant Other	Significant	Balance as of
	For Identical Assets	Observable Inputs	Unobservable Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2012
Assets
Cash equivalents	$80,396	$-	$-	$80,396
Cross-currency interest rate swap	-	1,731	-	1,731
Total Assets	$80,396	1,731	-	$82,127
Liabilities
Cross-currency interest rate swap	$-	$5,397	$-	$5,397
Total equity return swap	-	3,952	-	3,952
Long-term incentive plan	-	11,811	-	11,811
Total Liabilities	$-	21,160	-	$21,160

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

Certain financial assets and liabilities not measured at fair value

At December 31, 2012, the fair value of the Company’s short-term and long-term debt was estimated at $724,132, compared to a carrying amount of $652,170. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices, and is similar to Level 2 within the valuation hierarchy. The carrying amount for both cash and equivalents and notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At December 31, 2012, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets recognized in Mexico, Puerto Rico and Peru and the impairment of goodwill recognized in Puerto Rico. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
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

The following table presents information about profit or loss and assets for each reportable segment:

	For the fiscal year ended December 31,
	2012	2011	2010
Revenues:
Brazil	$1,797,556	$1,890,824	$1,595,571
Caribbean division	273,467	267,701	260,617
NOLAD	384,041	355,265	305,017
SLAD	1,342,330	1,143,859	856,913
Total revenues	$3,797,394	$3,657,649	$3,018,118

Adjusted EBITDA:
Brazil	$240,954	$289,462	$250,606
Caribbean division	12,345	9,493	23,556
NOLAD	26,738	19,551	15,400
SLAD	150,520	121,475	83,998
Total reportable segments	430,557	439,981	373,560
Corporate and others (i)	(89,996)	(100,193)	(74,446)
Total adjusted EBITDA	$340,561	$339,788	$299,114

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.           Segment and geographic information (continued)

	For the fiscal year ended December 31,
	2012	2011	2010
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$340,561	$339,788	$299,114

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(92,328)	(68,971)	(60,585)
Compensation expense related to the award right granted to our CEO	-	(2,214)	(16,392)
Gains from sale of property and equipment	3,328	7,123	5,299
Write-offs of property and equipment	(4,259)	(3,570)	(2,635)
Impairment of long-lived assets	(1,982)	(1,715)	(4,668)
Impairment of goodwill	(683)	(2,077)	-
Incremental compensation expense related to ADBV long-term incentive plan	-	(10,526)	(15,576)
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	(7,997)	(5,703)	-
Cash bonus related to the initial public offering	-	(1,382)	-
Operating income	236,640	250,753	204,557

(Less) Plus:
Net interest expense	(54,247)	(60,749)	(41,613)
Loss from derivative instruments	(891)	(9,237)	(32,809)
Foreign currency exchange results	(18,420)	(23,926)	3,237
Other non-operating (expenses) income, net	(2,119)	3,562	(23,630)
Income tax expense	(46,375)	(44,603)	(3,450)
Net income attributable to non-controlling interests	(256)	(271)	(271)
Net income attributable to Arcos Dorados Holdings Inc.	$114,332	$115,529	$106,021

	For the fiscal year ended December 31,
	2012	2011	2010
Depreciation and amortization:
Brazil	$47,659	$44,503	$43,927
Caribbean division	14,044	11,982	11,733
NOLAD	26,628	25,670	23,197
SLAD	30,987	24,070	20,343
Total reportable segments	119,318	106,225	99,200
Corporate and others (i)	7,279	6,536	6,048
Purchase price allocation (ii)	(34,269)	(43,790)	(44,663)
Total depreciation and amortization	$92,328	$68,971	$60,585

Property and equipment expenditures:
Brazil	$133,734	$142,111	$70,017
Caribbean division	25,316	36,103	10,951
NOLAD	36,759	48,914	36,832
SLAD	96,328	90,150	53,602
Others	2,341	2,581	4,267
Total property and equipment expenditures	$294,478	$319,859	$175,669

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.           Segment and geographic information (continued)
	As of December 31,
	2012	2011
Total assets:
Brazil	$921,003	$992,832
Caribbean division	264,527	259,633
NOLAD	419,545	381,840
SLAD	667,366	513,909
Total reportable segments	2,272,441	2,148,214
Corporate and others (i)	109,636	98,451
Purchase price allocation (ii)	(332,914)	(371,259)
Total assets	$2,049,163	$1,875,406

(i)     Primarily relates to corporate general and administrative expenses and assets as well as the results and assets of the Company’s operating distribution centers until March 16, 2011 (see Note 23 for details of the split-off). Corporate general and administrative expenses consist of home office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. Corporate assets primarily include corporate cash and cash equivalents, collateral deposits and guarantee deposits.

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

Long-lived assets consisting of property and equipment totaled $1,176,350 and $1,023,180 at December 31, 2012 and 2011, respectively. All of the Company’s long-lived assets are related to foreign operations.

21.           Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to access cash through repatriations at the government’s official exchange rate. The Company’s access to these funds remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance and the acquisition of foreign currency at the official exchange rate by Venezuelan companies to pay foreign debt or dividends is subject to a registration and approval process by the relevant Venezuelan authorities. Since these restrictions are in place, the Company has not been able to access to the official exchange rate to pay royalties nor dividends.

In June, 2010, the Central Bank introduced a newly regulated foreign currency exchange system (SITME), pursuant to which companies could acquire, with certain limits, U.S. dollars at an exchange rate of 5.30 Venezuelan Bolívares Fuertes per U.S. dollar. As the Company has had access to this system since it was implemented, the Company has used the new regulated rate to remeasure transactions and balances denominated in local currency. See Note 27 for details of changes occurred after year-end. Before June 2010, the Company used an average exchange rate applicable to bond-based exchange transactions, which was 6.96 Bolívares Fuertes per U.S. dollar for the period from January 1, 2010 through May 31, 2010.

Revenues and operating income of the Venezuelan operations were $349,570 and $45,164, respectively, for fiscal year 2012; $278,639 and $31,789, respectively, for fiscal year 2011; and $184,657 and $18,699, respectively, for fiscal year 2010.

During fiscal years 2012, 2011 and 2010, the Company performed through its subsidiaries several transactions in promissory notes amounting to Bolivares Fuertes 119.7 million, 50.0 million and 20.0 million, respectively, pursuant to which it acquired $13,189, $5,535 and $2,409, respectively. As a result of these transactions, the Company recognized exchange losses amounting to $9,382, $3,899 and $ 1,364 during fiscal years 2012, 2011 and 2010, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
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

Issued and outstanding capital

At December 31, 2010, the Company had issued and outstanding 234,000 class A shares and 156,000 class B shares, with a total value $377,546.

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

As a result, at December 31, 2011 and 2012, the Company had 209,529,412 shares issued and outstanding with no par value, consisting of 129,529,412 class A shares and 80,000,000 class B shares.

For both classes of shares, the statements of shareholders’ equity reflect the stock split retrospectively for all periods presented.

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

During fiscal years 2012, 2011 and 2010, the Company declared dividend distributions totaling $50,036, $50,027 and $40,000 respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

22.           Shareholders’ equity (continued)

Accumulated Other Comprehensive Income (loss)

The following table sets forth information with respect to the components of “Accumulated other comprehensive income (loss)” as of December 31, 2012, 2011 and 2010 and their related activity during the fiscal years then ended:

	Foreign currency translation	Unrealized results on cash flow hedges	Unrecognized prior service cost of post-employment benefits	Total Accumulated other comprehensive income (loss)
Balance at December 31, 2009	(128,021)	232	-	(127,789)
Current - period other comprehensive income	29,986	(861)	-	29,125
Balance at December 31, 2010	(98,035)	(629)	-	(98,664)
Current - period other comprehensive income	(50,307)	582	-	(49,725)
Balance at December 31, 2011	(148,342)	(47)	-	(148,389)
Current - period other comprehensive income	(8,125)	(1,094)	(1,213)	(10,432)
Balance at December 31, 2012	(156,467)	(1,141)	(1,213)	(158,821)

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
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

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all periods presented after giving retrospective effect to the stock split described in Note 22:

	For the fiscal year ended December 31,
	2012	2011	2010
Net income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$114,332	$115,529	$106,021
Weighted-average number of common shares outstanding - Basic	209,529,412	215,420,271	241,882,966
Incremental shares from assumed exercise of stock options (a)	-	-	-
Incremental shares from vesting of restricted stock units	248,646	126,184	-
Weighted-average number of common shares outstanding - Diluted	209,778,058	215,546,455	241,882,966

Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.55	$0.54	$0.44
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$0.55	$0.54	$0.44

(a)       Options to purchase 1,879,847 shares of common stock at $21.20 per share were outstanding during fiscal years 2012 and 2011; options to purchase 584,587 shares of common stock at $14.35 per share were outstanding during fiscal year 2012. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

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

As discussed in Note 23, effective March 16, 2011, the Company’s Board of Directors approved the split-off of the Axis Business. As a result, the Axis Business is no longer consolidated, representing a related party under common control. The Company has entered into a master commercial agreement with Axis on arm’s length terms pursuant to which Axis provides the Company distribution services in Argentina, Chile, Colombia, Mexico and Venezuela. On November 9, 2011 the Company entered into a revolving loan agreement as a creditor with Axis Distribution B.V., a holding company of the Axis Business, for a total amount of $12 million at an interest rate of LIBOR plus 6%, maturing on November 7, 2016. During fiscal year 2012, Axis Distribution B.V. borrowed $7,000 from the Company in connection with this revolving agreement. The related receivable is included within “Miscellaneous”.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

25.           Related party transactions (continued)

The following table summarizes the outstanding balances between the Company and the Axis Business as of and for the fiscal years ended December 31, 2012 and 2011:

	As of December 31,
	2012	2011

Inventories	$-	$1,436
Prepaid expenses and other current assets	-	7,150
Accounts and notes receivables	1,999	2,497
Other receivables	73,664	5,538
Miscellaneous	7,081	-
Accounts payable	5,514	15,311

The following table summarizes the transactions between the Company and the Axis Business for the fiscal years ended December 31, 2012 and 2011:

	Fiscal years ended December 31,
	2012	2011(i)

Food and paper (ii)	$321,413	$320,020
Occupancy and other operating expenses	9,795	10,970
Other operating income	1,480	-

(i)	Includes nine months of operations as a result of the Split-off described in Note 23.

(ii)
Includes $41,853 of logistics service fees and $279,560 of suppliers purchases managed through Axis for fiscal year ended December 31, 2012; and $26,628 and $293,392, respectively, for fiscal year ended December 31, 2011.

In addition, as of December 31, 2012 and 2011 the Company maintained guarantee deposits for the benefit of certain of Axis’ suppliers in the amount of $2,292 and $16,100, respectively, consisting of payments made to these suppliers as collateral for the outstanding obligations of Axis to these suppliers. In the event that Axis does not pay a supplier by the date set forth in the relevant agreement, the guarantee deposit will be released to the supplier and the Company will have the right to seek reimbursement from Axis of the amount released. Neither fees nor interest is charged under this agreement with Axis.

As of December 31, 2012 the Company had notes receivable, other receivables and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $5,123, $2,763 and $2,689, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

26.           Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X in regards to valuation and qualifying accounts for each of the periods presented:

Description	Balance at beginning of period	Additions (i)	Deductions (ii)	Translation	Balance at end of period
Year ended December 31, 2012:
Deducted from assets accounts:
Allowance for doubtful accounts	$6,390	$2,065	$(4,682)	$250	$4,023
Valuation allowance on deferred tax assets	223,775	-	(3,378)	16,166	236,563
Reported as liabilities:
Provision for contingencies	65,036	16,355	(57,011)	(3,781)	20,599
Total	$295,201	$18,420	$(65,071)	$12,635	$261,185
Year ended December 31, 2011:
Deducted from assets accounts:
Allowance for doubtful accounts	$4,794	$1,931	$(52)	$(283)	$6,390
Valuation allowance on deferred tax assets	220,182	-	(20,962)	24,555	223,775
Reported as liabilities:
Provision for contingencies	64,347	53,869	(48,607)	(4,573)	65,036
Total	$289,323	$55,800	$(69,621)	$19,699	$295,201

Year ended December 31, 2010:
Deducted from assets accounts:
Allowance for doubtful accounts	$6,125	$937	$(2,636)	$368	$4,794
Valuation allowance on deferred tax assets	298,776	-	(91,416)	12,822	220,182
Reported as liabilities:
Provision for contingencies	86,931	67,074	(89,487)	(171)	64,347
Total	$391,832	$68,011	$(183,539)	$13,019	$289,323

(i)	Additions in provision for contingencies are explained as follows:

Fiscal year 2012 – Relate to the accrual of $15,897, and to certain balance sheet reclassifications amounting to $458. See Note 17 for details.

Fiscal year 2011 - Relate to the accrual of $32,345 and to a decrease in judicial deposits for $21,524 as disclosed in Note 17.

Fiscal year 2010 - Relate to the accrual of $74,838, which was offset by $7,764 mainly related to the change in the balance of contingencies included in the amnesty program. See Note 17 for details.

(ii)	Deductions in valuation allowance in deferred tax assets are charged to income tax expenses.

Deductions in provision for contingencies are explained as follows:

Fiscal year 2012 – Correspond to the decrease in the provision as a result of entering into an amnesty program for $28,428, to settlements totaling $27,420 and to reclassifications amounting to $1,163, as discussed in Note 17.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

26.           Valuation and qualifying accounts (continued)

Fiscal year 2011 – Correspond to the settlements and reductions discussed in Note 17, as well as to an increase in judicial deposits for $4,914.

Fiscal year 2010 – Correspond to the decrease in the provision as a result of the amnesty program, other settlements and the net increase in judicial deposits as discussed in Note 17.

27.           Subsequent events

In January 2013, the Company made certain organizational changes in the structure of its geographical divisions in order to balance their relative weight. As a result of the reorganization effective January 1, 2013, Colombia and Venezuela become part of the Caribbean division with headquarters located in Colombia. Therefore, as from the beginning of the year, SLAD is comprised of Argentina, Chile, Ecuador, Peru and Uruguay, and the Caribbean division is comprised of Aruba, Curacao, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas, Colombia and Venezuela. In accordance with ASC 280 Segment Reporting, the Company will report the results of the revised structure of its geographical divisions on its segment financial reporting beginning in the first quarter of fiscal year 2013.

On January 10, 2013, the Company paid interests related to 2016 Notes amounting to $16,944.

In January and February 2013, the Company entered into various forward contracts maturing in 2013 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia, Chile, Peru and Uruguay. Pursuant to the agreements, the Company will purchase a total amount of $2,908 at an average forward rate of 1,805.25 Colombian pesos per U.S. dollar, a total amount of $6,800 at an average forward rate of 486.27 Chilean pesos per U.S. dollar, a total amount of $1,925 at an average forward rate of 2.56 Peruvian soles per U.S. dollar and a total amount of $6,000 at an average forward rate of 20.07 Uruguayan pesos, respectively. The Company has designated cash flow hedges that encompass the variability of functional-currency-equivalent cash flows attributable to foreign exchange risks related to the settlement of the foreign-currency-denominated payable resulting from the forecasted purchases (hedges over 70.0% of the forecasted purchases in Colombia between February and June 2013; over 56.7% of the forecasted purchases in Chile between April and December 2013; over 50.0% of the forecasted purchases in Peru between February and December 2013; and over 49.4% of the forecasted purchases in Uruguay between March and December 2013). The effect of the hedge will result in fixing the cost of goods acquired (i.e. the net settlement or collection will adjust the cost of inventory paid to the supplier).

On February 8, 2013, the Venezuelan government announced the devaluation of its currency, the Bolívares Fuertes, from the preexisting official exchange rate of 4.30 Venezuelan Bolívares Fuertes per U.S. dollar to 6.30 Venezuelan Bolívares Fuertes per U.S. dollar. The previously available regulated foreign currency exchange system (SITME) with an executed rate of 5.30 Venezuelan Bolívares Fuertes per U.S. dollar used by the Company to remeasure transactions and balances denominated in local currency as described in Note 21, was eliminated. As a result of this devaluation and if the Company concludes that the new official exchange rate of 6.30 Venezuelan Bolívares Fuertes per U.S. dollar is the rate applicable for remeasurement purposes, the Company would recognize a foreign currency loss and a reduction of net monetary assets of approximately $14.1 million in the first quarter of 2013. The Company will reassess the exchange rate applicable for remeasurement purposes in Venezuela at the date of the 2013 first quarter financial statements based on any new available information. ASC 830, Foreign Currency Matters, states that a reporting entity’s financial statements should not be adjusted for a rate change that occurs after the date of the reporting entity’s financial statements, therefore this devaluation did not impact Company’s fiscal year 2012 results of operations, financial position, or cash flows. There are uncertainties regarding the impact the elimination of SITME could have on Venezuelan economy and complementary regulations the Venezuelan government could issue in the near future, and as such about the potential impact on the Company´s Venezuelan operations.

In February 2013, the Company performed several transactions in promissory notes amounting to Bolivares Fuertes 41.0 million, pursuant to which it acquired $1,955. As a result of these transactions, the Company recognized an exchange loss amounting to $4,553.