Form 20-F
period 2013-12-31
Arcos Dorados Holdings Inc.
filed 2014-04-28
CIK 1508478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from ________________ to ________________

Commission file number: 001-35129
ARCOS DORADOS HOLDINGS INC.
(Exact name of Registrant as specified in its charter)
British Virgin Islands
(Jurisdiction of incorporation or organization)
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
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.
Class A shares: 129,867,426
Class B shares: 80,000,000
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes	☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes	☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes	☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
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
☐  Yes    ☒ No

ARCOS DORADOS HOLDINGS INC.

i

ITEM 10.	ADDITIONAL INFORMATION	96

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to the U.S. dollar. All references to “Argentine pesos” or “ARS$” are to the Argentine peso. All references to “Brazilian reais” or “R$” are to the Brazilian real. All references to “Mexican pesos” or “Ps.” are to the Mexican peso. All references to “Venezuelan bolívares fuertes” or “Bs.F” are to the Venezuelan bolívar fuerte, the legal currency in Venezuela. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls” for information regarding exchange rates for the Argentine, Brazilian, Mexican and Venezuelan currencies since January 1, 2009.

Definitions

In this annual report, unless the context otherwise requires, all references to “Arcos Dorados” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Arcos Dorados Holdings Inc., together with its subsidiaries. All references to “systemwide” refer only to the system of McDonald’s-branded restaurants operated by us or our franchisees in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to as the Territories, and do not refer to the system of McDonald’s-branded restaurants operated by McDonald’s Corporation, its affiliates or its franchisees (other than us).

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

The financial information contained in this annual report includes our consolidated financial statements at December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, as stated in their report included elsewhere in this annual report.

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

Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2013,” relate to our fiscal year ended on December 31 of that calendar year.

Operating Data

In January 2013, we made certain organizational changes in the structure of our geographical divisions in order to balance their relative weight in terms of number of restaurants and revenues. As a result of the reorganization effective January 1, 2013, Colombia and Venezuela, which were part of the South Latin America division, or SLAD, became part of the Caribbean division with headquarters located in Colombia. Therefore, from the beginning of 2013, SLAD is comprised of Argentina, Chile, Ecuador, Peru and Uruguay, and the Caribbean division is comprised of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela. Our other geographical divisions are Brazil and the

North Latin America division, or NOLAD, consisting of Costa Rica, Mexico and Panama. In accordance with ASC 280 Segment Reporting, we began reporting the results of the revised structure of our geographical divisions on our segment financial reporting in the first quarter of fiscal year 2013. In accordance with ASC 280, Segment Reporting, we have restated our comparative segment information as of and for the years ended December 31, 2012 and 2011 based on the structure prevailing since January 1, 2013. We have not adjusted the segment information as of and for the years ended December 31, 2010 and 2009. Therefore, the segment information as of and for the years ended December 31, 2013, 2012 and 2011 presented in this annual report on Form 20-F is not directly comparable to the segment information as of and for the years ended December 31, 2010 and 2009 that is presented in this annual report on Form 20-F and the segment information in our consolidated financial statements at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 included in our annual report on Form 20-F for the year ended December 31, 2012.

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

We are the majority stakeholder in several joint ventures with third parties that collectively own 28 restaurants. We consider these restaurants to be Company-operated restaurants. We also have granted developmental licenses to 12 restaurants. Developmental licensees own or lease the land and buildings on which their restaurants are located and pay a franchise fee to us in addition to the continuing franchise fee due to McDonald’s. We consider these restaurants to be franchised restaurants.

Other Financial Measures

We disclose in this annual report a financial measure titled Adjusted EBITDA. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating expenses, net and within general and administrative expenses in our statement of income: compensation expense related to a special award granted to our CEO, incremental compensation expense related to our 2008 long-term incentive plan, gains from sale of property and equipment, write-off of property and equipment, impairment of long-lived assets and goodwill, stock-based compensation related to the special awards under the 2011 Equity Incentive Plan and bonuses granted in connection with our initial public offering.

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

Market Share and Other Information

Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications, including Millward Brown Optimor, the United Nations Economic Commission for Latin America and the Caribbean and the CIA World Factbook. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this annual report, have not been independently verified. However, we believe such data is accurate and agree that we are responsible for the accurate extraction of such information from such sources and its correct reproduction in this annual report.

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

The selected balance sheet data as of December 31, 2013 and 2012 and the income statement data for the years ended December 31, 2013, 2012 and 2011 of Arcos Dorados Holdings Inc. are derived from the consolidated financial statements included elsewhere in this annual report, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global. The selected balance sheet data as of December 31, 2011, 2010 and 2009 and the income statement data for the years ended December 31, 2010 and 2009 of Arcos Dorados Holdings Inc. are derived from consolidated financial statements audited by Pistrelli, Henry Martin y Asociados S.R.L., which are not included herein.

In January 2013, we made certain organizational changes in the structure of our geographical divisions in order to balance their relative weight in terms of number of restaurants and revenues. As a result of the reorganization effective January 1, 2013, Colombia and Venezuela, which were part of SLAD, became part of the Caribbean division with headquarters located in Colombia. Therefore, from the beginning of 2013, SLAD is comprised of Argentina, Chile, Ecuador, Peru and Uruguay, and the Caribbean division is comprised of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela. Our other geographical divisions are Brazil and NOLAD, consisting of Costa Rica, Mexico and Panama. In accordance with ASC 280 Segment Reporting, we began reporting the results of the revised structure of our geographical divisions on our segment financial reporting in the first quarter of fiscal year 2013. In accordance with ASC 280, Segment Reporting, we have restated our comparative segment information as of and for the years ended December 31, 2012 and 2011 based on the structure prevailing since January 1, 2013. We have not adjusted the segment information as of and for the years ended December 31, 2010 and 2009. Therefore, the segment information as of and for the years ended December 31, 2013, 2012 and 2011 presented in this annual report on Form 20-F is not directly comparable to the segment information as of and for the years ended December 31, 2010 and 2009 that is presented in this annual report on Form 20-F and the segment information in our consolidated financial statements at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 included in our annual report on Form 20-F for the year ended December 31, 2012.

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

	For the Years Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands of U.S. dollars, except for share data)
Income Statement Data:
Sales by Company-operated restaurants	$3,859,883	$3,634,371	$3,504,128	$2,894,466	$2,536,655
Revenues from franchised restaurants	173,427	163,023	153,521	123,652	128,821
Total revenues	4,033,310	3,797,394	3,657,649	3,018,118	2,665,476
Company-operated restaurant expenses:
Food and paper	(1,350,515)	(1,269,146)	(1,216,141)	(1,023,464)	(929,718)
Payroll and employee benefits	(814,112)	(753,120)	(701,278)	(569,084)	(491,214)
Occupancy and other operating expenses	(1,055,188)	(984,004)	(918,102)	(765,777)	(667,438)
Royalty fees	(188,885)	(180,547)	(170,400)	(140,973)	(121,901)
Franchised restaurants—occupancy expenses	(63,273)	(56,057)	(51,396)	(37,634)	(42,327)
General and administrative expenses	(317,745)	(314,619)	(334,914)	(254,165)	(189,507)
Other operating expenses, net	(15,070)	(3,261)	(14,665)	(22,464)	(16,562)
Total operating costs and expenses	(3,804,788)	(3,560,754)	(3,406,896)	(2,813,561)	(2,458,667)
Operating income	228,522	236,640	250,753	204,557	206,809
Net interest expense	(88,156)	(54,247)	(60,749)	(41,613)	(52,473)
Loss from derivative instruments	(4,141)	(891)	(9,237)	(32,809)	(39,935)
Foreign currency exchange results	(38,783)	(18,420)	(23,926)	3,237	(14,098)
Other non-operating (expenses) income, net	(848)	(2,119)	3,562	(23,630)	(1,240)
Income before income taxes	96,594	160,963	160,403	109,742	99,063
Income tax expense	(42,722)	(46,375)	(44,603)	(3,450)	(18,709)
Net income	53,872	114,588	115,800	106,292	80,354
Less: Net income attributable to non-controlling interests	(18)	(256)	(271)	(271)	(332)
Net income attributable to Arcos Dorados Holdings Inc.	53,854	114,332	115,529	106,021	80,022
Earnings per share:
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.26	$0.55	$0.54	$0.44	$0.33
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$0.26	$0.55	$0.54	$0.44	$0.33

	As of December 31,
	2013	2012	2011	2010	2009
	(in thousands of U.S. dollars, except for share data)
Balance Sheet Data(1):
Cash and cash equivalents	$175,648	$184,851	$176,301	$208,099	$167,975
Total current assets	666,451	601,498	588,614	552,355	394,011
Property and equipment, net	1,244,311	1,176,350	1,023,180	911,730	785,862
Total non-current assets	1,513,808	1,447,665	1,286,792	1,231,911	1,088,937
Total assets	2,180,259	2,049,163	1,875,406	1,784,266	1,482,948
Accounts payable	311,060	244,365	220,941	217,326	151,175
Short-term debt and current portion of long-term debt	12,276	2,202	3,811	17,947	11,046
Total current liabilities	659,156	578,274	589,292	605,148	396,810
Long-term debt, excluding current portion	771,171	649,968	525,951	451,423	454,461
Total non-current liabilities	825,804	724,579	606,485	629,923	632,092
Total liabilities	1,484,960	1,302,853	1,195,777	1,235,071	1,028,902
Total common stock	491,735	484,569	484,569	377,546	377,546
Total equity	695,299	746,310	679,629	549,195	454,046
Total liabilities and equity	2,180,259	2,049,163	1,875,406	1,784,266	1,482,948
Shares outstanding(2)	209,867,426	209,529,412	209,529,412	241,882,966	241,882,966

	For the Years Ended December 31,
	2013(3)	2012(3)	2011(3)	2010(4)	2009(4)
	(in thousands of U.S. dollars, except percentages)
Other Data:
Total Revenues
Brazil	$1,842,324	$1,797,556	$1,890,824	$1,595,571	$1,200,742
Caribbean division	830,447	754,730	663,981	260,617	244,774
NOLAD	407,772	384,041	355,265	305,017	240,333
SLAD(5)	952,767	861,067	747,579	856,913	979,627
Total	4,033,310	3,797,394	3,657,649	3,018,118	2,665,476

Operating Income
Brazil	$188,445	$193,339	$246,926	$208,102	$127,291
Caribbean division	37,837	40,692	32,475	11,189	10,448
NOLAD	(5,314)	(5,557)	(8,709)	(16,718)	(17,252)
SLAD(5)	84,324	74,824	62,094	66,288	108,261
Corporate and others and purchase price allocation	(76,770)	(66,658)	(82,033)	(64,304)	(21,939)
Total	228,522	236,640	250,753	204,557	206,809

Operating Margin(6)
Brazil	10.2%	10.8%	13.1%	13.0%	10.6%
Caribbean division	4.6	5.4	4.9	4.3	4.3
NOLAD	(1.3)	(1.4)	(2.5)	(5.5)	(7.2)
SLAD(5)	8.9	8.7	8.3	7.7	11.1
Total	5.7	6.2	6.9	6.8	7.8

Adjusted EBITDA(7)
Brazil	$245,957	$240,954	$289,462	$250,606	$160,037
Caribbean division	67,180	69,109	53,754	23,556	21,167
NOLAD	27,397	26,738	19,551	15,400	3,918
SLAD(5)	105,495	93,756	77,214	83,998	129,889
Corporate and others	(101,562)	(89,996)	(100,193)	(74,446)	(48,628)
Total	344,467	340,561	339,788	299,114	266,383

Adjusted EBITDA Margin(8)
Brazil	13.4%	13.4%	15.3%	15.7%	13.3%
Caribbean division	8.1	9.2	8.1	9.0	8.6
NOLAD	6.7	7.0	5.5	5.0	1.6
SLAD(5)	11.1	10.9	10.3	9.8	13.3
Total	8.5	9.0	9.3	9.9	10.0

Other Financial Data:
Working capital(9)	$7,295	$23,224	$(678)	$(52,793)	$(2,799)
Capital expenditures(10)	313,786	300,482	325,852	176,173	101,166
Dividends declared per common share	$0.24	$0.24	$0.24	$0.17	$—

Other Operating Data:
Systemwide comparable sales growth(11)(12)	11.2%	9.2%	13.7%	14.9%	5.5%
Brazil	6.6	5.2	9.3	17.5	2.7
Caribbean division	19.6	13.3	14.5	4.7	4.2
NOLAD	(0.9)	4.4	8.5	9.1	(1.7)
SLAD	20.8	19.9	30.6	16.1	12.2
Systemwide average restaurant sales(12)(13)	$2,611	$2,603	$2,648	$2,288	$2,147
Systemwide sales growth(12)(14)	6.2%	3.6%	21.1%	10.2%	0.9%
Brazil	3.0	(4.6)	19.2	34.3	(2.4)
Caribbean division	10.3	14.2	22.4	3.8	4.6
NOLAD	4.7	5.9	14.9	19.2	(12.3)
SLAD	10.4	15.4	30.4	(20.2)	9.2

	As of December 31,
	2013	2012	2011	2010	2009
Number of systemwide restaurants	2,062	1,948	1,840	1,755	1,680
Brazil	812	731	662	616	578
Caribbean division	365	353	351	142	145
NOLAD	507	503	484	476	456
SLAD	378	361	343	521	501
Number of Company-operated restaurants	1,538	1,453	1,358	1,292	1,226
Brazil	583	533	488	453	432
Caribbean division	270	259	249	91	93
NOLAD	344	335	314	310	289
SLAD	341	326	307	438	412
Number of franchised restaurants	524	495	482	463	454
Brazil	229	198	174	163	146
Caribbean division	95	94	102	51	52
NOLAD	163	168	170	166	167
SLAD	37	35	36	83	89

(1)
The balance sheet data as of December 31, 2010 and 2009 does not reflect the split-off of the Axionlog business, formerly known as Axis. See “Item 4. Information on the Company—B. Business Overview—Our Operations—Supply and Distribution.”

(2)	Data as of December 2010 and 2009 was adjusted to reflect the stock split approved on March 14, 2011. See Note 22 to our consolidated financial statements for details.

(3)
Segment information as of and for the years ended December 31, 2013, 2012 and 2011 is presented based on the segment structure prevailing as of and from January 1, 2013. See “Presentation of Financial and Other Information—Operating Data.” Segment Information for 2010 and 2009 has not been restated and is therefore not comparable to 2013, 2012 and 2011 information.

(4)
Segment information for 2010 and 2009 and has not been restated and is therefore not comparable to 2013, 2012 and 2011 information. See “Presentation of Financial and Other Information—Operating Data.”

(5)
Currency controls in Venezuela and related accounting changes have had a significant effect on our results of operations and impact the comparability of our results of operations in 2010 compared to 2009.

(6)	Operating margin is operating income divided by total revenues, expressed as a percentage.

(7)
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

Presented below is the reconciliation between net income and Adjusted EBITDA on a consolidated basis:

	For the Years Ended December 31,
Consolidated Adjusted EBITDA Reconciliation	2013	2012	2011	2010	2009
	(in thousands of U.S. dollars)
Net income attributable to Arcos Dorados Holdings Inc.	$53,854	$114,332	$115,529	$106,021	$80,022
Plus (Less):
Net interest expense	88,156	54,247	60,749	41,613	52,473
Loss from derivative instruments	4,141	891	9,237	32,809	39,935
Foreign currency exchange results	38,783	18,420	23,926	(3,237)	14,098
Other non-operating expenses (income), net	848	2,119	(3,562)	23,630	1,240
Income tax expense	42,722	46,375	44,603	3,450	18,709
Net income attributable to non-controlling interests	18	256	271	271	332
Operating income	228,522	236,640	250,753	204,557	206,809
Plus (Less):
Items excluded from computation that affect operating income:
Depreciation and amortization	114,860	92,328	68,971	60,585	54,169
Compensation expense related to the award right granted to our CEO	—	—	2,214	16,392	4,334

	For the Years Ended December 31,
Consolidated Adjusted EBITDA Reconciliation	2013	2012	2011	2010	2009
Gains from sale of property and equipment	(10,326)	(3,328)	(7,123)	(5,299)	(8,465)
Write-offs of property and equipment	6,489	4,259	3,570	2,635	9,434
Impairment of long-lived assets	2,958	1,982	1,715	4,668	—
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	1,964	7,997	5,703	—	—
Cash bonus related to the initial public offering	—	—	1,382	—	—
Incremental compensation expense related to the Arcos Dorados B.V. long-term incentive plan	—	—	10,526	15,576	—
Impairment of goodwill	—	683	2,077	—	102
Adjusted EBITDA	344,467	340,561	339,788	299,114	266,383

(8)	Adjusted EBITDA margin is Adjusted EBITDA divided by total revenues, expressed as a percentage.

(9)	Working capital equals current assets minus current liabilities.

(10)	Includes property and equipment expenditures and purchase of restaurant businesses.

(11)
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

(12)
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

(13)	Systemwide average restaurant sales is calculated by dividing our sales for the relevant period by the arithmetic mean of the number of our restaurants at the beginning and end of such period.

(14)	Systemwide sales growth refers to the change in sales by all of our restaurants, whether operated by us or by our franchisees, from one period to another.

Exchange Rates and Exchange Controls

In 2013, 81.6% of our total revenues were derived from our restaurants in Argentina, Brazil, Mexico, Puerto Rico and Venezuela. While we maintain our books and records in U.S. dollars, our revenues are conducted in the local currency of the territories in which we operate, and as such may be affected by changes in the local exchange rate to the U.S. dollar. The exchange rates discussed in this section have been obtained from each country’s central bank or applicable ministry of finance. However, in most cases (except Venezuela), for consolidation purposes, we use a foreign currency to U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the aforementioned central banks and/or ministries of finance.

Argentina

Since 2001, Argentina has tightened restrictions on capital flows, imposed exchange controls, maintained an official U.S. dollar exchange rate and imposed transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. Exchange control restrictions impact our ability to transfer funds abroad and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina.

On January 6, 2002, the Argentine federal congress ended ten years of U.S. dollar-Argentine peso parity, eliminating the requirement that the Central Bank of Argentina maintain a certain level of reserves and granting the executive branch the power to set the exchange rate between the Argentine peso and foreign currencies and issue regulations related to the foreign exchange market. Since January 11, 2002, the Argentine peso/U.S. dollar exchange rate has floated freely.

Heightened demand for limited U.S. dollars caused the Argentine peso to trade well above the rate of one Argentine peso per one U.S. dollar that had been established previously. Since the economic crisis in Argentina that began in December 2001, the Argentine peso/U.S. dollar exchange rate has fluctuated considerably. In 2002, an executive order was enacted that established a single, free foreign exchange market that required all foreign exchange transactions to be carried out at a rate agreed upon between parties in accordance with the requirements of the Central Bank of Argentina.

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

The Argentine peso depreciated 9.9% against the U.S. dollar in 2009, 4.7% in 2010, 8.2% in 2011, 14.3% in 2012 and 32.6% in 2013. During January 2014, the Argentine peso depreciated against the U.S. dollar by approximately 23%, from 6.52 Argentine pesos per U.S. dollar as of December 31, 2013 to 8.02 Argentine pesos per U.S. dollar as of January 31, 2014. Had this devaluation occurred as of December 31, 2013, our reported net assets would have decreased by approximately $13.5 million, increasing the “Accumulated other comprehensive losses” component of shareholders’ equity by $15.7 million. We would have also recognized a foreign exchange gain of $2.2 million.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Argentine pesos per U.S. dollar. The average rate is calculated by using the average of the Central Bank of Argentina’s reported exchange rates on each day during a monthly period and on the last day of each month during an annual or interim period. As of April 8.005, 2014 the exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Argentina was ARS$25 per U.S. dollar.

	Period- End	Average for Period	Low	High
	(Argentine pesos per U.S. dollar)
	ARS$	ARS$	ARS$	ARS$
Year Ended December 31:
2009	3.797	3.729	3.450	3.855
2010	3.976	3.912	3.794	3.986
2011	4.303	4.130	3.972	4.304
2012	4.917	4.551	4.305	4.917
2013	6.518	5.479	4.923	6.518
Quarter Ended:
March 31, 2014	8.010	7.969	6.543	8.023
Month Ended:
October 31, 2013	5.911	5.848	5.800	5.911
November 30, 2013	6.136	6.015	5.922	6.136
December 31, 2013	6.518	6.319	6.155	6.518
January 31, 2014	8.018	7.097	6.543	8.023
February 28, 2014	7.878	7.857	7.764	8.018
March 31, 2014	8.010	7.931	7.866	8.010
April 30, 2014 (through April 25, 2014)	8.005	8.003	8.001	8.008

Note: For consolidation purposes, we use an Argentine peso/U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the Central Bank of Argentina.

Exchange Controls

In January 2002, the Argentine government imposed a number of monetary and currency exchange control measures through Decree 1570/01, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad without the Central Bank of Argentina’s prior authorization, subject to specific exceptions for transfers related to foreign trade. As of September 2002, the Argentine government instituted restrictions on capital flows into Argentina, which mainly consisted of the mandatory settlement (i.e., transfer into Argentina and exchange for Argentine pesos) of the loan proceeds from foreign indebtedness of the non-financial private sector, and a prohibition against the transfer abroad of any funds until 180 days after their entry into the country.

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

In addition, the decree stipulates that all capital inflows within the private sector to the local exchange market due to foreign indebtedness of physical persons or corporations within Argentina (excluding foreign trade financings and primary offerings of debt securities issued pursuant to a public offering and listed on a self-regulated market), as well as all capital inflows of non-residents received by the local exchange market destined for local money holdings, all kinds of financial assets or liabilities of the financial and non-financial private sector (excluding foreign direct investment and primary offerings of debt securities issued pursuant to a public offering and listed on a self-regulated market) and investments in securities issued by the public sector that are acquired in secondary markets, must meet certain requirements described in section 4 of the decree, as outlined below:

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

•
the deposit shall be in U.S. dollars in any of the financial entities of Argentina and may not be used as collateral or guaranty for any credit transaction. Any breach to the provisions of Decree 616/05 is subject to criminal penalties.

In addition, on November 16, 2005, the Ministry of Economy and Production issued Resolution 637/05, providing that any inflow of funds to the local exchange market in connection with an initial offering of securities, bonds or certificates issued by a trustee under a trust, whether or not such securities, bonds or certificates are publicly offered and listed in a self-regulated market, shall comply with all requirements provided for in section 4 of Decree 616/05 whenever those requirements are applicable to the inflow of funds to the local exchange market in connection with the acquisition of any of the assets under the trust.

Regarding payment by local residents of services rendered to them, access to the local exchange market for payment of services rendered by non-residents is subject to filing with the intervening bank of documentation evidencing the nature of the service rendered, that it was indeed rendered by a non-resident to a local resident and the amounts due for such services which are to be transferred abroad. If the service rendered is not directly related to the activities of the local resident, an auditor’s report must also be filed with the intervening bank, certifying that the service was in fact rendered and detailing the back-up information reviewed for such purpose. Furthermore, foreign exchange regulations currently in place provide that previous authorization by the Central Bank of Argentina is required for access to the local foreign exchange market for the payment of certain services, including (i) information and computer services; (ii) technical or professional business services; (iii) royalties, patents and trademarks; (iv) professional athlete services; (v) copyrights; (vi) cultural, personal or recreational services; (vii) payment of commercial warranties for the export of goods and services; (viii) commercial commissions; (ix) rights of exploitation of movies, videos and foreign audio recordings; and (x) services for technology transfer pursuant to Law No. 22,426; provided, however, the contracts related to such services generate payments or new debt (in the calendar year, at the foreign exchange local market concept code level and regarding the debtor) over U.S.$100,000, and either (i) the beneficiary is a person (natural or legal entity) related to the local debtor, whether directly or indirectly; or (ii) the beneficiary is a person (natural or legal entity) located in a tax haven jurisdiction; or (iii) when the payment abroad is performed in a tax haven jurisdiction. Additionally, depending on the nature of the service rendered, an affidavit may need to be filed with the Argentine tax authority (Administración Federal de Ingresos Públicos, or AFIP).

Interest Payments. Access to the local exchange market for paying interest is allowed if it is related to unpaid debts or settlement occurs simultaneously with the payment of capital. Foreign currency necessary to pay interest on foreign indebtedness may be purchased and transferred abroad:

(a)	up to 5 days in advance of the relevant interest payment date;

(b)	to pay interest accrued as from the date of settlement of the disbursed funds through the local foreign exchange market; or

(c)
to pay interest accrued during the period between the date of disbursement of the funds and the date of settlement of the disbursed funds through the local foreign exchange market; provided that the funds disbursed abroad were credited in correspondent accounts of entities authorized to settle such funds through the local exchange market, within 48 business hours as from the date of their disbursement.

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

Principal Prepayments. The foreign currency required to prepay principal on foreign indebtedness may be acquired to make partial or full payments more than 10 business days prior to the stated maturity of the relevant obligation, provided that (i) the funds disbursed under the debt facility have remained in Argentina for at least 365 days; and (ii) either (y) the prepayment is financed totally with the disbursement of funds from outside Argentina with the purpose of carrying out capital contributions in a local company, or (z) the amount in foreign currency to be prepaid does not exceed the current value of the portion of the debt being prepaid, the prepayment is financed totally with a new cross-border loan granted by a foreign financial creditor and the terms and conditions of the new financing explicitly provide such prepayment as a condition to grant the new loan.

Foreclosure of Local Guarantees. Access to the local foreign exchange market for payment of foreign indebtedness is limited to the resident debtor. In such sense, any guarantor of any cross-border financing that is an Argentine resident shall not have access to the local foreign exchange market in order to make payments or transfer funds abroad pursuant to the guarantee, or may be subject to maximum thresholds for any such payment or transfer abroad. As of the date hereof, purchases of foreign currency without specific allocation (atesoramiento) by local residents who are legal persons are subject to prior authorization by the Central Bank of Argentina.

Dividends. Additionally, access to the local foreign exchange market is permitted for remittances abroad to pay earnings and dividends in so far as they arise from closed and fully audited balance sheets (Communication “A” 5264). Moreover, pursuant to AFIP General Resolution No. 3210 (2011), AFIP General Resolution No. 3212 (2011) and AFIP General Resolution No. 3421 (2012), a new system of restrictions on the purchase of U.S. dollars was imposed. Accordingly, all U.S. dollar purchases must be registered with AFIP, which requires the purchaser to state the use of the proceeds. Purchases of foreign currency by local residents who are legal persons, for the formation of off-shore assets, are subject to prior authorization by the Central Bank of Argentina. Under the new system, AFIP and the Central Bank of Argentina have direct access to the same data in order to monitor cash movements.

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

Resolution 3,568 establishes that, without prejudice to the duty of identifying customers, operations of foreign currency purchase or sale up to $3,000 or its equivalent in other currencies are not required to submit documentation relating to legal transactions underlying these foreign exchange operations. According to Resolution 3,568, the Central Bank of Brazil may define simplified forms to record operations of foreign currency purchases and sales of up to $3,000 or its equivalent in other currencies.

The Brazilian Monetary Council may issue further regulations in relation to foreign exchange transactions, as well as on payments and transfers of Brazilian currency between Brazilian residents and non-residents (such transfers being commonly known as the international transfer of reais), including those made through the so-called non-resident accounts.

According to the Central Bank of Brazil, in 2009 and 2010, the Brazilian real appreciated 25.5% and 4.3%, respectively, in relation to the U.S. dollar; in 2011, 2012 and 2013, the Brazilian real depreciated 12.6%, 9.0% and 14.6%, respectively, in relation to the U.S. dollar.

Although the Central Bank of Brazil has intervened occasionally to control movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of capital movements or other factors, and, therefore, the Brazilian real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar as reported by the Central Bank of Brazil. As of April 25, 2014, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Brazil was R$2.233 per U.S. dollar.

	Period- End	Average for Period	Low	High
	(Brazilian reais per U.S. dollar)
	R$	R$	R$	R$
Year Ended December 31:
2009	1.741	1.994	1.702	2.422
2010	1.666	1.759	1.655	1.881
2011	1.876	1.675	1.535	1.902
2012	2.044	1.959	1.702	2.112
2013	2.343	2.160	1.953	2.446
Quarter Ended:
March 31, 2014	2.263	2.341	2.260	2.440

	Period- End	Average for Period	Low	High
	(Brazilian reais per U.S. dollar)
	R$	R$	R$	R$
Month Ended:
October 31, 2013	2.203	2.189	2.161	2.212
November 30, 2013	2.325	2.295	2.243	2.336
December 31, 2013	2.343	2.345	2.310	2.382
January 31, 2014	2.426	2.382	2.334	2.440
February 28, 2014	2.333	2.383	2.333	2.424
March 31, 2014	2.263	2.326	2.260	2.365
April 30, 2014 (through April 25, 2014)	2.233	2.233	2.197	2.281

Note: For consolidation purposes, we use a Brazilian reais/U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the Central Bank of Brazil.

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

The following table sets forth, for the periods indicated, the high, low, average and period-end free-market exchange rate for the purchase of U.S. dollars, expressed in nominal Mexican pesos per U.S. dollar, as reported by the Central Bank of Mexico in the Federal Official Gazette. All amounts are stated in Mexican pesos per U.S. dollar. The annual and interim average rates reflect the average of month-end rates, and monthly average rates reflect the average of daily rates. As of April 25, 2014, the free-market exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Mexico in the Federal Official Gazette as the rate of payment of obligations denominated in non-Mexican currency payable in Mexico was Ps.13.09 per U.S. dollar.

	Period End	Average for Period	Low	High
	(Mexican pesos per U.S. dollar)
	Ps.	Ps.	Ps.	Ps.
Year Ended December 31:
2009	13.07	13.50	12.60	15.37
2010	12.36	12.64	12.16	13.18
2011	13.98	12.43	11.50	14.24
2012	13.01	13.17	14.39	12.63
2013	13.08	12.82	11.98	13.44
Quarter Ended:
March 31, 2014	13.05	13.22	12.99	13.49
Month Ended:
October 31, 2013	12.89	13.02	12.77	13.27
November 30, 2013	13.08	13.06	12.72	13.44
December 31, 2013	13.08	13.00	12.86	13.24
January 31, 2014	13.37	13.22	12.98	13.49
February 28, 2014	13.29	13.28	13.19	13.39
March 31, 2014	13.05	13.20	13.05	13.32
April 30, 2013 (through April 25, 2014)	13.09	13.07	12.96	13.13

For consolidation purposes, we use a Mexican peso/U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the Central Bank of Mexico.

Venezuela

The exchange control regime in force in Venezuela since 2003 provided that all foreign currency export proceeds had to be sold to the Central Bank of Venezuela at the established exchange rate. In addition, all foreign currency entering the country had to be sold to the Central Bank of Venezuela. During that period, if the acquisition of foreign currency by a private sector entity had to be approved by the Comisión de Administración de Divisas, or CADIVI, the entity had to prove, among other things, that its social security contributions and tax payments were up to date.

These approvals became more difficult to obtain over time, which led to the development of a bond-based exchange process in effect until May 2010, under which bolívar fuerte-denominated bonds were purchased in Venezuela and then were immediately exchanged outside Venezuela for bonds denominated in U.S. dollars at a specified, and less favorable, parallel market exchange rate.

Historically, we had not been able to access the official exchange rate for royalty payments and had instead entered into bond-based exchange transactions to make our royalty payments, honor other foreign debts and pay intercompany loans.

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

On June 9, 2010, the Venezuelan government, through the Central Bank of Venezuela, implemented a regulated market for trading with foreign currency, known as the System for Transactions with Securities in Foreign Currency (Sistema de Transacciones con Títulos en Moneda Extranjera), or SITME. Pursuant to this system, companies without access to CADIVI can access SITME to convert a maximum cash equivalent of up to $50,000 per day or $350,000 per month of foreign currency at an exchange rate based on the range of prices for the purchase and sale of bonds published daily by the Central Bank of Venezuela.

On December 30, 2010, the Venezuelan government announced the elimination of the official exchange rate for essential goods. Effective January 1, 2011, each U.S. dollar was valued at 4.2893 bolívares fuertes for purchases and 4.3000 bolívares fuertes for sales. In addition, the exchange rate was set at 4.3000 bolívares fuertes per U.S. dollar for the payment of external public debt.

On February 8, 2013, the Venezuelan government, through Foreign Exchange Agreement No. 14, established the devaluation of the official exchange rate from 4.30 to 6.30 bolívares fuertes per U.S. dollar, effective as of February 9, 2013. This exchange rate also applied to the purchase of foreign currency: (i) for the payment of principal, interest, guarantees and other types of collateral related to private debt assumed with foreign creditors, (ii) to settle obligations derived from the use of patents, trademarks, licenses and franchising, and (iii) for the payment of technology imports and technical assistance agreements.

In addition, on February 8, 2013, the Venezuelan government, through Decree No. 9381, created a committee called the Superior Office for the Optimization of the Exchange Rate System (Organo Superior para la Optimización del Sistema Cambiario), or the Committee, which has the authority to design, plan and execute foreign exchange policies for the purpose of balancing foreign currency flow in the Venezuelan economy. The Committee’s decisions are taken in consensus with the Central Bank of Venezuela and the Venezuelan Ministry of Planning and Finance.

Following the change in the official exchange rate, on February 13, 2013, the Central Bank of Venezuela, through an official announcement published in the Venezuelan Official Gazette number 40,109, provided notice that as of February 9, 2013, no sales would be processed and no purchase orders would be granted through SITME. Venezuelan authorized institutions continued with the operative process required for the payment of negotiated foreign currency balances already assigned through SITME until February 8, 2013.

On March 18, 2013, the Venezuelan government announced a new complementary foreign exchange system called the Supplementary System for the Administration of Foreign Currency (Sistema Complementario de Adquisición de Divisas), or SICAD. This new mechanism led to the definitive suspension of SITME operations.

The SICAD mechanism is an auction that is controlled by the Venezuelan government. For each auction the government indicates which sectors of the economy or products are allowed to participate. The highest bidder is not necessarily the winner of an auction, and even when a bid is accepted the winner typically is not awarded the entire amount requested. When invited to participate, an entity must submit documentation that evidences a qualifying U.S. dollar liability related to a prospective import transaction. By definition, liabilities related to past import transactions are not eligible to be settled through SICAD. If an entity’s bid is accepted, the Central Bank of Venezuela collects bolívares fuertes from the entity and remits the U.S. dollars directly to the vendor. The publication of the exchange rates of SICAD auctions started in December 2013 as required by the amended related regulation. The rate published for the last two weeks of 2013 was 11.3 bolívares fuertes per U.S. dollar.

On January 23, 2014, effective on January 24, 2014, the government of Venezuela announced the creation of a new institution governing exchange rate control called the National Center of Foreign Trade (Centro Nacional de Comercio Exterior), or CENCOEX, which will gradually take over all the attributes and responsibilities of CADIVI. Based on announcements made by the Venezuelan government, there would only be access to U.S. dollars at a rate of 6.30 bolívares fuertes per U.S. dollar for the food industry and other industries deemed a priority, which as of today have not been fully defined. Imports of other products could be included in SICAD auctions depending on the related industry. On the other hand, Exchange Agreement Nº25 issued on January 23, 2014, establishes that payments related to foreign investments and royalties, among others, will be made at the SICAD exchange rate. However, there are still uncertainties about the liquidity of the SICAD program and our access to U.S. dollars through this mechanism. As of the date of this annual report, the most recent transactions executed through SICAD auctions have been at an exchange rate ranging from 10.0 to 11.3 bolívares fuertes per U.S. dollar.

Therefore, as of the date of this annual report, the exchange rate applicable to the aforementioned items is 10.0 Venezuelan bolívares fuertes per U.S. dollar (as published by the Central Bank of Venezuela during the last auction held through the SICAD mechanism). As established under Exchange Agreement Nº 26 enacted in February 2014, the SICAD auctions will now be administered by CENCOEX and not by the Central Bank of Venezuela.

In February 2014, a new Exchange Regime Act was enacted to introduce flexibility into the exchange control system by creating the Alternative System for the Administration of Foreign Currency (Sistema Cambiario Alternativo de Divisas), or SICAD II. The Exchange Regime Act became effective as of February 19, 2014. According to the Act, the Central Bank of Venezuela no longer has exclusive control over buying and selling foreign currency.

According to the new law, three trading systems will exist: (i) a similar mechanism to the one administered by CADIVI, but administered by CENCOEX; (ii) SICAD; and (iii) SICAD II, where PDVSA (Petróleos de Venezuela), the Central Bank of Venezuela and private entities may participate in the acquisition and sale of foreign currency. The Exchange Regime Act of 2014 substitutes the Act Against Illicit Foreign Exchange. In addition, the new Exchange Regime Act establishes that CENCOEX will take over the functions previously performed by CADIVI and as a result fully replace CADIVI.

SICAD II is regulated through the recently approved Exchange Agreement Nº 27 of March 2014, and is expected to serve as an additional source for U.S. dollars, albeit at a higher exchange rate than under SICAD. According to top ranking Venezuelan government officials, SICAD II will function on free market principles with foreign currency offered either by PDVSA, the Central Bank of Venezuela or the private sector. The objective of this additional mechanism is to relieve pressure caused by the overvaluation of the Venezuelan bolívar fuerte and narrow the gap between the official and unofficial exchange rates for U.S. dollars.

As a result of the foregoing, the acquisition of foreign currency at the official exchange rate by Venezuelan companies to honor foreign debt, pay dividends or otherwise move capital out of Venezuela is subject to the approval of CENCOEX and to the availability of foreign currency within the SICAD and SICAD II mechanisms.

The following table sets forth, for the periods indicated, the exchange rates set by the Ministry of Finance and the Central Bank of Venezuela for the purchase and sale of U.S. dollars and the payment of external public debt in U.S. dollars, in each case expressed in nominal Venezuelan bolívares fuertes per U.S. dollar.

	Purchase	Sale	Payment of External Public Debt
	(Venezuelan bolívares fuertes per U.S. dollar)
	Bs.F	Bs.F	Bs.F
January 1, 2009 through January 7, 2010	2.1446	2.1500	2.1500

	Essential Goods	Non-essential Goods
	(Venezuelan bolívares fuertes per U.S. dollar)
	Bs.F	Bs.F
January 8, 2010 through December 31, 2010	2.60	4.30

	Purchase	Sale	Payment of External Public Debt
	(Venezuelan bolívares fuertes per U.S. dollar)
	Bs.F	Bs.F	Bs.F
January 1, 2011 through February 8, 2013	4.2893	4.3000	4.3000

	Purchase	Sale	Payment of External Public Debt
	(Venezuelan bolívares fuertes per U.S. dollar)
	Bs.F	Bs.F	Bs.F
February 9, 2013 through April 25, 2014	6.2842	6.3000	6.3000

The following tables sets forth, for the periods indicated, the exchange rates resulting from the SICAD and SICAD II mechanisms administered by the Central Bank of Venezuela for the purchase and sale of U.S. dollars, in each case expressed in nominal Venezuelan bolívares fuertes per U.S. dollar.

SICAD I
		Exchange Rate
Effective	Auction No.	(Venezuelan bolívares fuertes per U.S. dollar)
December 23, 2013 through January 14, 2014	13-2013 and 14-2013	11.30
January 15 through February 16, 2014	15-2014	11.36
February 17 through February 23, 2014	01-2014	11.70
February 24 through March 5, 2014	02-2014	11.80
March 6 through March 16, 2014	03-2014	11.00
March 17 through March 23, 2014	04-2014	10.90
March 24 through March 30, 2014	05-2014	10.80
March 31 through April 4, 2014	06-2014	10.70
April 7 through April 25, 2014	07-2014 and 08-2014	10.00

SICAD II
Dates of Auction	Period-End	Average for Period	Low	High
	(Venezuelan bolívares fuertes per U.S. dollar)
	Bs.F	Bs.F	Bs.F	Bs.F
March 24 through March 28, 2014	50.86	51.47	50.86	51.86
March 31 through April 4, 2014	49.04	49.24	49.04	49.81
April 7 through April 11, 2014	49.02	49.08	49.02	49.13
April 14 through April 16, 2014	49.32	49.19	49.05	49.32
April 21 through April 25, 2014	49.86	49.59	49.39	49.86

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In the event McDonald’s does not exercise its option to acquire LatAm, LLC and Arcos Dourados Comercio de Alimentos Ltda., the MFAs would expire and we would be required to cease operating McDonald’s-branded restaurants, identifying our business with McDonald’s and using any of McDonald’s intellectual property. Although we would retain our real estate and infrastructure, the MFAs prohibit us from engaging in certain competitive businesses, including Burger King, Subway, KFC or any other quick-service restaurant, or QSR, business, or duplicating the McDonald’s system at another restaurant or business during the two-year period following the expiration of the MFAs. As the McDonald’s brand and our relationship with McDonald’s are among our primary competitive strengths, the expiration of the MFAs for any of the reasons described above would materially and adversely affect our business, results of operations, financial condition and prospects.

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

Pursuant to the MFAs, McDonald’s has the ability to exercise substantial influence over the conduct of our business. For example, under the MFAs, we are not permitted to operate any other QSR chains, we must comply with McDonald’s high quality standards, we must own and operate at least 50% of all McDonald’s-branded restaurants in the Territories, we must maintain certain guarantees in favor of McDonald’s, including a standby letter of credit (or other similar financial guarantee acceptable to McDonald’s) in an amount of $80.0 million, to secure our payment obligations under the MFAs and related credit documents, we cannot incur debt above certain financial ratios, we cannot transfer the equity interests of our subsidiaries, any significant portion of their assets or any of the real estate properties we own without McDonald’s consent, and McDonald’s has the right to approve the appointment of our chief executive officer and chief operating officer. In addition, the MFAs require us to reinvest a significant amount of money, including through reimaging our existing restaurants, opening new restaurants and advertising, which plans McDonald’s has the right to approve. We are required under the MFAs to open 250 restaurants and to spend $180 million from 2014 through 2016 to satisfy our reinvestment commitments. In addition, we estimate that the cost to comply with our restaurant opening commitments under the MFAs from 2014 through 2016 will be between $175 million and $350 million depending on, among other factors, the type and location of the restaurants we open. We cannot assure you that we will have available the funds necessary to finance these commitments, and their satisfaction may require us to incur additional indebtedness, which could adversely affect our financial condition. Moreover, we may not be able to obtain additional indebtedness on favorable terms, or at all. Failure to comply with these commitments could constitute a material breach of the MFAs and may lead to a termination by McDonald’s of the MFAs.

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

Our business has grown significantly in recent years, largely due to the opening of new restaurants in existing and new markets within the Territories, and also from an increase in comparable store sales. Our total number of restaurant locations has increased from 1,569 at the date of the Acquisition to 2,062 as of December 31, 2013.

Our growth is, to a certain extent, dependent on new restaurant openings. There are many obstacles to opening new restaurants, including determining the availability of desirable locations, securing reliable suppliers, hiring and training new personnel and negotiating acceptable lease terms, and, in times of adverse economic conditions, franchisees may be more reluctant to provide the investment required to open new restaurants and may have difficulty obtaining sufficient financing. In addition, our growth in comparable store sales is dependent on continued economic growth in the countries in which we operate as well as our ability to continue to predict and satisfy changing consumer preferences. It is therefore possible that the future growth of our business may be less than currently expected.

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

As of December 31, 2013, 25.4% of our restaurants were franchised. Under our franchise agreements, we receive monthly payments which are, in most cases, the greater of a fixed rent or a certain percentage of the franchisee’s gross sales. Franchisees are independent operators over whom we exercise control through the franchise agreements, by owning or leasing the real estate upon which their restaurants are located and through our operating manual that specifies items such as menu choices, permitted advertising, equipment, food handling procedures, product quality and approved suppliers. Our operating results depend to a certain extent on the restaurant profitability and financial viability of our franchisees. The concurrent failure by a significant number of franchisees to meet their financial obligations to us could jeopardize our ability to meet our obligations.

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

As of December 31, 2013, we owned the land for 511 of our 2,062 restaurants and the buildings for all but 12 of our restaurants. The value of these assets could decrease or rental costs could increase due to changes in local demographics, the investment climate and increases in taxes.

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

As of December 31, 2013, we had $785.0 million in total outstanding indebtedness, consisting of $7.5 million in short-term debt, $775.9 million in long-term debt and $1.6 million related to the fair market value of our outstanding derivative instruments. The agreements governing our outstanding indebtedness contain covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For instance, we are subject to negative covenants that restrict some of our activities, including restrictions on:

•	creating liens;

•	entering into sale and lease-back transactions; and

•	consolidating, merging or transferring assets.

If we fail to satisfy the covenants set forth in these agreements or another event of default occurs under the agreements, our outstanding indebtedness under the agreements could become immediately due and payable. If our outstanding indebtedness becomes immediately due and payable and we do not have sufficient cash on hand to pay all amounts due, we could be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financing. Refinancing may not be possible and additional financing may not be available on commercially acceptable terms, or at all.

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

As of December 31, 2013, we had 96,815 employees. Controlling labor costs is critical to our results of operations, and we closely monitor those costs. Some of our employees are paid minimum wages; any increases in minimum wages or changes to labor regulations in the Territories could increase our labor costs. For example, a law enacted in November 2010 in Argentina requires companies to pay overtime to all employees (except directors and managers) working on weekends, and a proposed bill in Argentina would require companies to distribute 10 percent of their profits to employees. In January 2014, Venezuela announced a 10% increase in the minimum wage. These or similar regulations, if adopted, may have an adverse impact on our results of operations.  Additionally, in 2012  we decided to transition all of our employees in Brazil to a fixed hourly schedule. Under the new schedule, employees work between 180 and 220 hours per month, with proportional wages based on the number of hours set forth in the employment contract. In 2013, pursuant to the Pernambuco Labor Court ruling, we began the transition to a fixed hourly schedule according to the timeframe agreed to in the ruling. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Brazilian Labor Litigation.” Competition for employees could also cause us to pay higher wages.

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

Since we conduct our business in many countries in Latin America and the Caribbean, we are subject to the application of multiple tax laws and multinational tax conventions. Our effective tax rate therefore depends on these tax laws and multinational tax conventions, as well as on the effectiveness of our tax planning abilities. Our income tax position and effective tax rate is subject to uncertainty as our income tax position for each year depends on the profitability of Company-operated restaurants and on the profitability of franchised restaurants operated by our franchisees in tax jurisdictions that levy a broad range of income tax rates. It is also dependent on changes in the valuation of deferred tax assets and liabilities, the impact of various accounting rules, changes to these rules and tax laws and examinations by various tax authorities. If our actual tax rate differs significantly from our estimated tax rate, this could have a material impact on our financial condition. In addition, any increase in the rates of taxes, such as income taxes, excise taxes, value added taxes, import and export duties, and tariff barriers or enhanced economic protectionism could negatively affect our business. Fiscal measures that target either QSRs or any of our products could also be taken.

We cannot assure you that any governmental authority in any country in which we operate will not increase taxes or impose new taxes on our operations or products in the future.

Negative resolution of disputes with taxing authorities in any of the jurisdictions in which we operate may negatively affect our business and results of operations.

We and our predecessor company have in the past been engaged in tax disputes with Venezuelan tax authorities that culminated in temporary closures of our restaurants in Venezuela in 2005 and 2008. On October 10, 2008, government tax officials closed all of our 115 restaurants for a period of 48 hours because they believed our record of purchases was not properly organized in chronological order. However, no finding was made that we had paid taxes improperly nor were any fines imposed on us as a result. Subsequent closures or disagreements with Venezuelan tax authorities could materially and adversely affect our results of operations and financial condition.

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

Given that we conduct our business in many countries, we may be subject to multi-jurisdictional private and governmental lawsuits, including but not limited to lawsuits relating to labor and employment practices, taxes, trade and business practices, franchising, intellectual property, consumer, real property, landlord tenant, environmental, advertising, nutrition and antitrust matters. In the past, QSR chains have been subject to class-action lawsuits claiming that their food products and promotional strategies have contributed to the obesity of some customers. We cannot guarantee that we will not be subject to these types of lawsuits in the future. We may also be the target of pressure tactics such as strikes, boycotts and negative publicity from government officials, suppliers, distributors, employees, special interest groups and customers that may negatively affect our reputation.

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

Although competitive conditions in the QSR industry vary in each of the countries in which we conduct our operations, we compete with many well-established restaurant companies on price, brand image, quality, sales promotions, new product development and restaurant locations. Since the restaurant industry has few barriers to entry, our competitors are diverse and range from national and international restaurant chains to individual, local restaurant operators. Our largest competitors include Burger King, Yum! Brands (which operates KFC restaurants and Pizza Hut and Pizza Hut Express restaurants) and Subway. In Brazil, we also compete with Habib’s, a Brazilian QSR chain that focuses on Middle Eastern food, and Bob’s, a primarily Brazilian QSR chain that focuses on hamburger product offerings. We also face strong competition from street vendors of limited product offerings, including hamburgers, hot dogs, pizzas and other local food items. We expect competition to increase as our competitors continue to expand their operations, introduce new products and aggressively market their brands.

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

Food and paper costs represented 33.5% of our total revenues in 2013, and we import approximately 30% of our food and paper raw materials (excluding toys) and 100% of our Happy Meal toys. We rely on, among other commodities, beef, chicken, produce, dairy mixes, beverages and toppings. The cost of food and supplies depends on several factors, including global supply and demand, new product offerings, weather conditions, fluctuations in energy costs and tax incentives, all of which makes us susceptible to substantial price and currency fluctuations and other increased operating costs. Due to the competitive nature of the restaurant industry, we may be unable to pass increased operating costs on to our customers, which could have an adverse effect on our results of operations.

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

Recently, along with several of our competitors, we have introduced and expect to continue to introduce new product offerings to appeal to consumers who seek products that are lower in calories and fat content. Our success in responding to consumer demands depends in part on our ability to anticipate consumer preferences and introduce new items to address these preferences in a timely fashion.

Our business activity may be negatively affected by disruptions, catastrophic events or health pandemics.

Unpredictable events beyond our control, including war, terrorist activities, political and social unrest and natural disasters, could disrupt our operations and those of our franchisees, suppliers or customers, have a negative effect on consumer spending or result in political or economic instability. These events could reduce demand for our products or make it difficult to ensure the regular supply of products through our distribution chain.

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

A significant portion of our business depends on our ability to make our product offerings appealing to families with children. Argentina, Brazil, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela are considering imposing restrictions on the ways in which we market our products, including proposals restricting our ability to advertise directly to children through the use of toys and to sell toys in conjunction with food.

In June 2012, Chile passed a law banning the inclusion of toys in children’s meals, and recently the Chilean regulatory authorities issued regulations expanding the scope of the law to include processed foods but exclude food that is served or consumed in the restaurant. The ban in Chile also restricts advertisements to children under the age of 12. While it is difficult to predict whether the Chilean authorities will extend the restrictions to the actual food that is served and consumed in the restaurant, we currently do not expect these Chilean regulations will have a material impact on our consolidated results.

Similar to the recently enacted law in Chile, Peru passed a law in 2013 restricting our ability to advertise our food to children under the age of 16 and banning the inclusion of toys in children’s meals. However, the law will not be enforced until the Peruvian regulatory authorities issue regulations to determine the scope of the law. While it is difficult to predict how the Peruvian authorities will enforce or interpret this law, we currently do not expect that the law will have a material impact on our consolidated results.

In Brazil, the Federal Prosecutor’s Office filed suit in 2009 seeking to enjoin various QSRs, including us, from selling toys. The Lower Federal Court in São Paulo ruled that the lawsuit was without merit. The Prosecutor’s Office filed an appeal against this decision, which will be adjudicated by the Regional Federal Court in São Paulo. As of the date of this annual report, this appeal is still pending and the outcome remains uncertain. In addition, the number of proposed laws seeking to restrict the sale of toys with meals increased significantly in Brazil at the federal, state and municipal levels. In April 2013, a consumer protection agency in Brazil fined us $1.6 million for a 2010 advertising campaign relating to our offering of meals with toys from the motion picture Avatar. We filed a lawsuit seeking to annul the fine. The Lower Civil Court granted an injunction, suspending the fine. The consumer protection agency subsequently appealed and the Appellate Court in São Paulo upheld the decision. As of the date of this annual report, this lawsuit is still pending and the outcome remains uncertain. Although similar fines relating to our current and previous advertising campaigns involving the sale of toys may be possible in the future, as of the date of this annual report, we are unaware of any other such fines.

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

Similarly, adverse publicity about us or our brand regarding health concerns, legal or regulatory proceedings, perceptions of the QSR category, management or suppliers whether or not deserved, could jeopardize our reputation. In recent years the use of social media as a complaint mechanism has increased substantially. Negative posts or comments about us on any social media forum could harm our reputation. Damage to our reputation or loss of consumer confidence in our products for any of these reasons could adversely affect our business, results of operations, cash flows and financial condition, as well as require resources to rebuild our reputation.

Certain Factors Relating to Latin America and the Caribbean

Our business is subject to the risks generally associated with international business operations.

We engage in business activities throughout Latin America and the Caribbean. In 2013, 81.6% of our revenues were derived from Brazil, Argentina, Mexico, Puerto Rico and Venezuela. As a result, our business is and will continue to be subject to the risks generally associated with international business operations, including:

•	governmental regulations applicable to food services operations;

•	changes in social, political and economic conditions;

•	transportation delays;

•	power and other utility shutdowns or shortages;

•	limitations on foreign investment;

•	restrictions on currency convertibility and volatility of foreign exchange markets;

•	inflation;

•	import-export quotas and restrictions on importation;

•	changes in local labor conditions;

•	changes in tax and other laws and regulations;

•	expropriation and nationalization of our assets in a particular jurisdiction; and

•	restrictions on repatriation of dividends or profits.

Some of the Territories have been subject to social and political instability in the past, and interruptions in operations could occur in the future. Our business, financial condition and results of operations could be adversely affected by any of the foregoing factors.

For example, we have been and continue to be impacted by developments in Venezuela, including the significant devaluations of the Venezuelan bolívar fuerte that occurred in 2010 and in February 2013 and the announcements made in January 2014 relating to the foreign currency exchange regime. The political and economic conditions in Venezuela remain unstable, with the economy being considered hyperinflationary under U.S. GAAP since 2010. Going forward, we cannot predict with any certainty whether additional government actions, including in the form of further currency devaluations, continued worsening import authorization controls, foreign exchange, price or profit controls, expropriation or other forms of government takeovers, will occur. The continuation or deterioration of the challenging political and economic conditions in Venezuela could have further adverse impacts on our business, results of operations and financial condition.

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

Many of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. In particular, Venezuela has been considered hyperinflationary under U.S. GAAP since 2010. Although inflation rates in many of the countries in which we operate have been relatively low in the recent past, we cannot assure you that this trend will continue. The measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies, that could lead to reduced demand for our core products and decreased sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our customers, which could adversely affect our operating margins and operating income.

Exchange rate fluctuations against the U.S. dollar in the countries in which we operate could negatively affect our results of operations.

We are exposed to exchange rate risk in relation to the United States dollar. While substantially all of our income is denominated in the local currencies of the countries in which we operate, our supply chain management involves the importation of various products, and some of our imports, as well as some of our capital expenditures, are denominated in U.S. dollars. As a result, any decrease in the value of the local currencies of the countries in which we operate as compared to the U.S. dollar will increase our costs. In addition, 60.4% of our outstanding long-term debt was denominated in U.S. dollars as of December 31, 2013. Although we maintain a hedging strategy to attempt to mitigate some of our exchange rate risk, our hedging strategy may not be successful or may not fully offset our losses relating to exchange rate fluctuations.

As a result, fluctuations in the value of the U.S. dollar with respect to the various currencies of the countries in which we operate or in U.S. dollar interest rates could adversely impact on our net income, results of operations and financial condition.

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

For example, in November 2013, Venezuela passed the Fair Price Act seeking to lower high inflation by controlling prices and costs in the chain of production. The Fair Price Act generally sets forth a profit cap of 30% on the cost structure of goods and services, thus reducing management’s ability to freely determine final prices. In January 2014, Venezuelan authorities inspected our operations in Venezuela and required us to reduce our prices for different menu items by amounts ranging from 7% to 10%.

In November 2013, the Venezuelan government established a transitional protection regime for tenants of property used for commercial, industrial or production activities, which regulates the leasing relations and stipulates that the price of the monthly rent may not exceed an amount equal to 250 bolívares fuertes per square meter. Considering the decrease in revenues from franchised restaurants would be higher than the decrease in rental expense related to Company-operated restaurants, this new regulation is expected to negatively impact our operating results. See “Item 4. Information on the Company—B. Business Overview—Regulation.”

We could be subject to expropriation or nationalization of our assets and government interference with our business in certain countries in which we operate.

We face a risk of expropriation or nationalization of our assets and government interference with our business in several of the countries in which we do business. These risks are particularly acute in Venezuela. The current Venezuelan government has promoted a model of increased state participation in the economy through welfare programs, exchange and price controls and the promotion of state-owned companies. In addition, in November 2013, the Venezuelan legislature passed a law which authorizes the President to issue regulations of any nature that the President, in his own discretion, deems necessary to control any situation of national interest to Venezuela. We can provide no assurance that Company-operated or franchised restaurants will not be threatened with expropriation and that our operations will not be transformed into state-owned enterprises. In addition, the Venezuelan government may pass laws, rules or regulations which may directly or indirectly interfere with our ability to operate our business in Venezuela which could result in a material breach of the MFAs, in particular if we are unable to comply with McDonalds’ operations system and standards. A material breach of the MFAs would trigger McDonald’s option to acquire our non-public shares or our interests in Venezuela. See “—Certain Factors Relating to Our Business—McDonald’s has the right to acquire all or portions of our business upon the occurrence of certain events and, in the case of a material breach of the MFAs, may acquire our non-public shares or our interests in one or more Territories at 80% of their fair market value.”

We are subject to significant foreign currency exchange controls and depreciation in certain countries in which we operate.

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

In 2013, our operating subsidiaries in Venezuela represented 19.2% of our operating income. Exchange rates and controls currently in place in Venezuela are described under “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls—Venezuela.” There are uncertainties regarding the liquidity of the exchange systems and our ability to access U.S. dollars through the mechanisms currently in place in Venezuela. In addition, there are also uncertainties regarding the impact successive foreign exchange controls could have on the Venezuelan economy and the complementary regulations the Venezuelan government could issue in the near future. As a result, there can be no assurance that such measures will not impair the ability of our Venezuelan operating subsidiaries to convert local currency into U.S. dollars, which could result in foreign currency exchange losses that could have a material adverse effect on our results of operations.

In 2013, our subsidiaries in Argentina represented 32.3% of our operating income. Since 2001, Argentina has tightened restrictions on capital flows and imposed exchange controls. Exchange control restrictions impact our ability to transfer funds outside of Argentina and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina. In particular, regulations issued by the Central Bank of Argentina currently in place do not grant non-debtors, such as any Argentine subsidiary guarantor, access to the foreign exchange market for the purpose of transferring currency outside Argentina in order to make payments under any subsidiary guarantee granted by it.

The recent devaluation of the Argentine peso in January 2014 has had a negative impact on the ability of Argentine businesses and the national and provincial governments to honor their foreign currency denominated debt, has led to higher inflation levels and, significantly reduced real wages, and has had a negative impact on businesses whose success is dependent on domestic market demand and supplies payable in foreign currency.

We are subject to exchange control regulations in Argentina which may restrict our ability to convert local currencies into foreign currencies and carry out other foreign exchange transactions. For example, since 2001, Argentina has imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments outside Argentina. Since 2011, the Argentine government has implemented certain additional measures that control and restrict the ability of companies and individuals to exchange Argentine pesos for foreign currencies and carry out other foreign exchange transactions. Those measures include, among other things, the requirement to obtain the prior approval from the Argentine tax authority to carry out any foreign currency transaction (for example and without limitation, for the payment of non-Argentine goods and services, payment of principal and interest on foreign debt and payment of dividends to parties outside of Argentina), which approval process could delay, and eventually restrict, our ability to exchange Argentine pesos for other currencies, such as U.S. dollars. Further, restrictions also currently apply to the acquisition of any foreign currency for holding as cash within Argentina.

In July 2012, the Central Bank of Argentina indefinitely suspended local residents’ ability to access the local foreign exchange market to purchase funds without specific allocation (atesoramiento). Purchases of foreign currency by local residents who are legal persons without specific allocation are also subject to prior authorization by the Central Bank of Argentina.

Communication “A” 5237 issued by the Central Bank of Argentina set forth new rules regarding the repatriation of foreign direct investments. Communication “A” 5245 and AFIP General Resolution No. 3210 require all banks and foreign exchange houses to register every purchase of foreign currency, whether by individual or a legal entity, through an online system administered by AFIP, the Argentine tax authority. Purchases of foreign currency by local residents for the formation of off-shore assets require prior authorization from AFIP. If such a transaction fails to clear, the purchaser will not be able to complete the transaction and may make a claim at the AFIP’s offices to obtain authorization to complete the transaction. The Argentine government may tighten exchange controls or transfer restrictions in the future to prevent capital flight, counter a significant depreciation of the Argentine peso or address other unforeseen circumstances.

There can be no assurance that the Central Bank of Venezuela, the Central Bank of Argentina or other government agencies will not increase the existing controls or restrictions, establish more severe restrictions on currency exchange, payments to foreign creditors or providers, dividend payments to foreign shareholders or require prior authorization for such purposes. As a result, if we are further prohibited from transferring funds out of Venezuela and/or Argentina, or if we become subject to similar restrictions in other countries in which we operate, our results of operations and financial condition could be materially adversely affected.

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

Mr. Staton, our Chairman and CEO, owns or controls common stock representing 40.0% and 76.3%, respectively, of our economic and voting interests. As a result, Mr. Staton is and will be able to strongly influence or effectively control the election of our directors, determine the outcome of substantially all actions requiring shareholder approval and shape our corporate and management policies. The MFAs’ requirement that Mr. Staton at all times hold at least 51% of our voting interests likely will have the effect of preventing a change in control of us and discouraging others from making tender offers for our shares, which could prevent shareholders from receiving a premium for their shares. Moreover, this concentration of share ownership may make it difficult for shareholders to replace management and may adversely affect the trading price for our class A shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. This concentration of control could be disadvantageous to other shareholders with interests different from those of Mr. Staton and the trading price of our class A shares could be adversely affected. See “Item 7. Major Shareholders and Related Party Transactions―A. Major Shareholders” for a more detailed description of our share ownership.

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

Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association, we are authorized to issue up to 420,000,000 class A shares, of which 129,867,426 class A shares were outstanding as of December 31, 2013. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our class A shares.

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

Any final and conclusive monetary judgment obtained against us in U.S. courts, for a definite sum, may be treated by the courts of the British Virgin Islands as a cause of action in itself so that no retrial of the issue would be necessary, provided that in respect of the U.S. judgment:

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

We are a British Virgin Islands company incorporated with limited liability and our affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law, including the BVI Business Companies Act, 2004, or the BVI Act. Our company number in the British Virgin Islands is 1619553. As provided in sub-regulation 4.1 of our memorandum of association, subject to British Virgin Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction and, for such purposes, full rights, powers and privileges.

Our principal executive offices are located at Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB). Our telephone number at this address is +54 (11) 4711-2000. Our registered office in the British Virgin Islands is Maples Corporate Services (BVI) Limited, Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

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

In 2011, we entered into a master commercial agreement with Axionlog on arm’s-length terms pursuant to which Axionlog continues to provide us with distribution services in Argentina, Chile, Colombia, Mexico and Venezuela. On November 9, 2011, we entered into a revolving loan agreement with Axionlog B.V. (formerly known as Axis Distribution B.V.), a holding company of the Axionlog business, pursuant to which we agreed to lend Axionlog the total sum of $12.0 million at an interest rate of LIBOR plus 6%. This revolving loan facility will mature on November 7, 2016. During 2013 and 2012, Axionlog B.V. borrowed $2.0 million and $7.0 million, respectively, from us in connection with this revolving loan facility. See Note 25 to our consolidated financial statements for details of related party balances and transactions with Axionlog.

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

As part of the reinvestment plan with respect to the three-year period that commenced on January 1, 2014, we must reinvest an aggregate of at least $180 million in the Territories. In addition, we have committed to open 250 new restaurants during the current three-year restaurant opening plan. We estimate that the cost to comply with our restaurant opening commitments under the MFAs from 2014 through 2016 will be between $175 million and $350 million, depending on, among other factors, the type and location of restaurants we open.

As a result of our previous reinvestment and reopening plans, property and equipment expenditures were $313.5 million, $294.5 million and $319.9 million in 2013, 2012 and 2011, respectively. In 2013, we opened 130 restaurants, reimaged 38 existing restaurants and opened 20 McCafé locations and 321 Dessert Centers (see “—B. Business Overview—Our Operations—McCafé Locations and Dessert Centers”). In 2012, we opened 130 restaurants, reimaged 57 existing restaurants and opened 33 McCafé locations and 249 Dessert Centers. In 2011, we opened 101 restaurants, reimaged 122 existing restaurants and opened 40 McCafé locations and 155 Dessert Centers. In 2013, 2012 and 2011, we closed 16, 22 and 16 restaurants, respectively.

In addition, outflows related to purchases of restaurant businesses totaled $0.3 million, $6.0 million and $6.0 million in 2013, 2012 and 2011, respectively.

Proceeds from the sale of property and equipment and sales of restaurant businesses totaled $14.2 million, $6.6 million and $10.7 million in 2013, 2012 and 2011, respectively.

Capital expenditures for 2014 are expected to be approximately $200 million, considering approximately 90 gross restaurant openings.

B.	Business Overview

Overview

We are the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, according to McDonald’s, representing 5.9% of McDonald’s global sales in 2013. We have the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to as the Territories. As of December 31, 2013, we operated or franchised 2,062 McDonald’s-branded restaurants, which represented 7.2% of McDonald’s total franchised restaurants worldwide. In 2013 and 2012, we accrued $188.9 million and $180.5 million, respectively, in royalties to McDonald’s (not including royalties on behalf of our franchisees).

We operate in the QSR sub-segment of the fast food segment of the Latin American and Caribbean food service industry. In Latin America and the Caribbean, the fast food segment has benefited from the region’s increasing modernization, as people in more densely populated areas adopt lifestyles that increasingly seek convenience, speed and value.

We commenced operations on August 3, 2007, as a result of the Acquisition. We operate McDonald’s-branded restaurants under two different operating formats, Company-operated restaurants and franchised restaurants. As of December 31, 2013, of our 2,062 McDonald’s-branded restaurants in the Territories, 1,538 (or 74.6%) were Company-operated restaurants and 524 (or 25.4%) were franchised restaurants. We generate revenues primarily from two sources: sales by Company-operated restaurants and revenues from franchised restaurants that primarily consist of rental income, which is generally based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. We own the land for 511 of our restaurants (totaling approximately 1.1 million square meters) and the buildings for all but 12 of our restaurants.

Our business has grown significantly since the Acquisition: we have increased our presence in existing and new markets in the Territories by opening a net total of 493 restaurants (592 total restaurants opened, including 438 Company-operated and 154 franchised, while closing only 99), 218 McCafé locations and 1,262 Dessert Centers (see “—Our Operations—McCafé Locations and Dessert Centers”).

We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; NOLAD, consisting of Costa Rica, Mexico and Panama; and SLAD, consisting of Argentina, Chile, Ecuador, Peru and Uruguay.

As of December 31, 2013, 39.4% of our restaurants were located in Brazil, 18.3% in SLAD, 24.6% in NOLAD and 17.7% in the Caribbean division. We believe our diversified market presence reduces our dependence on any one market and helps stabilize the impact of individual countries’ economic cycles on our revenues. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Segment Presentation” for a description of changes we have made in the structure of our geographical divisions effective January 1, 2013.

The following table presents certain operating results and data by operating segment:

	As of and for the Years Ended December 31,
	2013(1)	2012(1)	2011(1)	2010(2)	2009(2)
	(in thousands of U.S. dollars, except percentages)
Total Revenues
Brazil	$1,842,324	$1,797,556	$1,890,824	$1,595,571	$1,200,742
Caribbean division	830,447	754,730	663,981	260,617	244,774
NOLAD	407,772	384,041	355,265	305,017	240,333
SLAD(3)	952,767	861,067	747,579	856,913	979,627
Total	4,033,310	3,797,394	3,657,649	3,018,118	2,665,476

	As of and for the Years Ended December 31,
	2013(1)	2012(1)	2011(1)	2010(2)	2009(2)
	(in thousands of U.S. dollars, except percentages)
Adjusted EBITA(4)
Brazil	$245,957	$240,954	$289,462	$250,606	$160,037
Caribbean division	67,180	69,109	53,754	23,556	21,167
NOLAD	27,397	26,738	19,551	15,400	3,918
SLAD(3)	105,495	93,756	77,214	83,998	129,889
Corporate and others	(101,562)	(89,996)	(100,193)	(74,446)	(48,628)
Total	344,467	340,561	339,788	299,114	266,383
Adjusted EBITDA Margin(5)
Brazil	13.4%	13.4%	15.3%	15.7%	13.3%
Caribbean division	8.1	9.2	8.1	9.0	8.6
NOLAD	6.7	7.0	5.5	5.0	1.6
SLAD(3)	11.1	10.9	10.3	9.8	13.3
Total	8.5	9.0	9.3	9.9	10.0
Systemwide comparable sales growth(6)(7)	11.2%	9.2%	13.7%	14.9%	5.5%
Brazil	6.6	5.2	9.3	17.5	2.7
Caribbean division	19.6	13.3	14.5	4.7	4.2
NOLAD	(0.9)	4.4	8.5	9.1	(1.7)
SLAD	20.8	19.9	30.6	16.1	12.2

(1)
Segment information as of and for the years ended December 31, 2013, 2012 and 2011 is presented based on the segment structure prevailing as of and from January 1, 2013. See “Presentation of Financial and Other Information—Operating Data.” Segment Information for 2010 and 2009 has not been restated and is therefore not comparable to 2013, 2012 and 2011 information.

(2)	Segment information for 2010 and 2009 has not been restated and is therefore not comparable to 2013, 2012 and 2011 information. See “Presentation of Financial and Other Information—Operating Data.”

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

(5)	Adjusted EBITDA margin is Adjusted EBITDA divided by total revenues, expressed as a percentage.

(6)
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

(7)
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

The chart below illustrates the economics for Company-operated restaurants and franchised restaurants in the case of owned and leased real estate:

Source: Arcos Dorados

In addition, we are the majority stakeholder in several joint ventures that collectively own 28 restaurants in Argentina, Chile and Colombia. We have also granted developmental licenses to 12 restaurants. Pursuant to the developmental licenses, the developmental licensees own or lease the land and building on which the restaurants are located and pay a franchise fee to us in addition to the continuing franchise fee due to McDonald’s. All of our joint ventures and developmental licenses were in existence at the time of the Acquisition.

Restaurant Categories

We classify our restaurants into one of four categories: (i) freestanding, (ii) food court, (iii) in-store and (iv) mall stores. Freestanding restaurants are the largest type of restaurant, have ample indoor seating and include a drive-thru area and parking lot. Food court restaurants are located in malls and consist primarily of a front counter and kitchen and do not have their own seating area. In-store restaurants are part of a larger building, but they do not have a drive –thru area or a parking lot. Mall stores are located in malls like food court restaurants, but have their own seating areas. As of December 31, 2013, 951 (or 46.1%) of our restaurants were freestanding, 475 (or 23.0%) were food courts, 301 (or 14.6%) were in-stores and 335 (or 16.3%) were mall stores. These percentages vary by country, and may shift as opportunities in malls and more densely populated areas become available in some of the Territories.

Below are examples of each type of our restaurant categories:

Freestanding	In-store

Mall Store	Food Court

Source: Arcos Dorados

Returns on investment in each type of restaurant vary significantly due to the different capital expenditures required and their different sales potential; mall stores generally provide the highest return on investment while freestanding restaurants generally provide the lowest. Moreover, returns vary significantly on a country by country basis.

Reimaging

An important component of our development plan is the reimaging of existing restaurants. As of December 31, 2013, we had completed the reimaging of 513 of the 1,569 restaurants we purchased in the Acquisition, an increase of 38 restaurants as compared to December 31, 2012. Our restaurants that have undergone reimaging during the past three years have experienced an additional increase in sales per restaurant over the comparable sales growth experienced by restaurants which have not been reimaged in the same period. Both we and McDonald’s are committed to maintaining an image for our restaurants that creates a contemporary dining experience. Over the last few years, we have invested substantially in the reimaging of our restaurants, and we, pursuant to the MFAs, have committed to a significant reimaging plan. See “Item 10. Additional Information—C. Material Contracts.” Many of the reimaging projects include the addition of McCafé locations to the restaurant.

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

With an average return on investment from McCafé locations of 22.2% in 2013, the McCafé concept is well-suited for restaurants in large-scale shopping centers and commercial areas. McCafé locations have been a key factor in adding value to our customers’ experience and represented 9.1% of the total transactions and 5.7% of total sales of the restaurants in which they were located in 2013. As of December 31, 2013, there were 348 McCafé locations in the Territories, of which 12.6% were operated by franchisees. Argentina and Brazil, with 90 and 91 locations, respectively, have the greatest number of McCafé locations. The first McCafé in Latin America was opened in Argentina in 1999. Pursuant to the MFAs we have the right to add McCafé locations to the premises of our restaurants.

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

Dessert Centers represented 27.7% of our transactions and 8.5% of our total sales in 2013 and, with a return on investment of 116.3% in 2013, provide a low-risk investment alternative. As of December 31, 2013 there were 2,257 Dessert Centers in the Territories. Dessert Centers are highly successful in Brazil, where we have 1,295 locations. The first Dessert Center was created in in Brazil in 1979. Due to a change in methodology in 2011, Dessert Center figures for 2013, 2012 and 2011 are not directly comparable to figures for 2010 and 2009.

The following maps sets forth our McCafé locations and Dessert Centers in each of the Territories as of December 31, 2013:

Network of McCafé Locations	Network of Dessert Centers

348 total McCafé locations	2,257 total Dessert Centers

Source: Arcos Dorados

The McDonald’s Brand

Interbrand, a brand consulting firm, ranked McDonald’s among the top ten global brands in 2013. In addition, we believe that in Latin America and the Caribbean, the McDonald’s brand benefits from an aspirational cachet as a “destination” restaurant with a reputation for safe, fresh and good-tasting food in an attractive setting. McDonald’s strong brand equity stems from the dedicated execution of its brand promise and its ability to associate with the local community where it operates. McDonald’s sets the standard in the restaurant industry worldwide for brand stewardship and marketing leadership.

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

Our menus feature three tiers of products: affordable entry-level options, such as our Big Pleasures, Small Prices or Combo del Día (Daily Extra Value Meal) offerings, core menu options, such as the Big Mac, Happy Meal and Quarter Pounder, and premium options, such as Big Tasty or Angus premium hamburgers and chicken sandwiches and low-calorie or low-sodium products that are marketed through common platforms rather than as individual items. These platforms can be based on the type of products, such as beef, chicken, salads or desserts, or on the type of customer targeted, such as the children’s menu. We have offered a new menu with fewer calories and less sugar and sodium in the majority of our Territories since 2011. In 2013 we also began offering fresh fruits and vegetables with all of our Happy Meals in all of the Territories, except Venezuela and Puerto Rico (only offering fruits).

Our core menu is the most important element of our menu strategy and includes well-recognized food choices that have global customer acceptance and are what customers repeatedly order at McDonald’s-branded restaurants worldwide.

Product Development

We have been very innovative in our product development in Latin America and the Caribbean. In key countries, our understanding of the local market has enabled us to successfully introduce new items to appeal to local tastes and to provide our customers with additional food options. Our chicken-based offerings and Angus burgers with innovative flavors such as Tabasco, Dijon and Sweet Chili are examples of our product development efforts, through which we introduce new products every few months. Also, we carefully monitor the sales of our products and are able to quickly modify them if necessary. For instance, although we always offer the McFlurry dessert product, we include in this product platform a promotional topping that is offered for a limited period of time, followed by a new promotional topping to maintain the sales momentum.

In 2006, McDonald’s global innovation team introduced a new food preparation platform called the Bridge Operating Platform, or BOP, which combines product innovation with operational efficiency throughout our restaurants. This platform is a significant system enhancement, and it allows for customization of products without compromising the restaurants’ ability to handle a large influx of customers at peak periods. The BOP has now been implemented in all large Latin American and Caribbean markets. In 2011 we began the rollout of Made For You, or MFY, a new kitchen operating platform that we believe will allow for improved product quality, higher labor productivity and reduced food waste. As of December 31, 2013, we had implemented MFY in almost all of our Company-operated restaurants in Argentina, Aruba, Brazil, Curaçao, Mexico, Puerto Rico, Trinidad and Tobago and the U.S. Virgin Islands. During 2014 we plan to implement MFY in Costa Rica, Panama and eight restaurants in Uruguay.

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

Our advertisement and promotion activities are guided by our overall marketing plan, which identifies the key strategic platforms that we aim to leverage to drive sales. The advertisement and promotion program is formulated based on the amount of advertisement and promotion support needed for each strategic platform for the year. During 2013, our key strategic platforms included menu relevance, convenience, strengthening the kids and family experience and price segmentation for margin optimization. In terms of menu relevance, we introduced promotional products such as Chicken McBites in many of our key markets, as well as premium Angus burgers and chicken wraps. In terms of convenience, we increased the efficiency of some of our restaurants by including more McCafé locations, combined beverage systems that serve fruit-based smoothies, coffee-based frappés and specialty coffees, and Dessert Centers and developing locally relevant menu items, such as breakfast choices and bone-in-chicken product offerings in Peru. In terms of pricing, we understand that our customers seek great-tasting food at affordable prices and that their perception of value while at the restaurant is a significant factor in determining overall satisfaction and frequency of visits. Our Big Pleasures, Small Prices and our Combo del Día programs in Latin America and the Caribbean, which are based on best practices and experience in the United States and Europe, have been successful in addressing a broad range of value expectations in our restaurants. We continue leveraging these platforms to increase penetration and grow market share.

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

To promote increased traffic in our restaurants, we execute unique promotions such as the Monopoly game in some of our key markets.

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

The following map sets forth the number of our restaurants in each of our operating divisions as of December 31, 2013:

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

Set forth below is a summary of our restaurant portfolio as of December 31, 2013. Due to the reorganization of our segments effective January 1, 2013, the segment information below is not directly comparable to the segment information presented in our annual report on Form 20-F for prior years. See “Presentation of Financial and Other Information—Operating Data.”

	Ownership					Store Type						Building/ Land(1)
Portfolio by Division	Company-Operated	Joint Venture	Franchised	Developmental License	Total	Freestanding	Food Court	In-Store	Mall Store	Dessert Centers	McCafé Locations	Owned	Leased
Brazil	583	—	229	—	812	330	254	85	143	1,295	91	117	695
Caribbean Division	259	11	94	1	365	240	25	44	56	239	59	130	234
NOLAD	344	—	152	11	507	268	131	55	53	429	55	167	329
SLAD	324	17	37	—	378	113	65	117	83	294	143	97	281
Total	1,510	28	512	12	2,062	951	475	301	335	2,257	348	511	1,539

(1)	Developmental licenses and mobile stores are not included in these figures.

Brazil

Brazil is our largest division in terms of restaurants, with 812 restaurants as of December 31, 2013 and $1,842.2 million in revenues in 2013, representing 39.4% and 45.7% of our total restaurants and revenues, respectively. Our operations in Brazil are based in Sao Paulo and McDonald’s has been present in Brazil since opening its first restaurant in Rio de Janeiro in 1979.

Caribbean Division

The Caribbean division includes eleven territories with 365 restaurants as of December 31, 2013 and $830,447 million in revenues in 2013, representing 17.7% and 20.6% of our total restaurants and revenues, respectively. Its primary market is Venezuela. McDonald’s has been present in Venezuela since opening its first restaurant in Caracas in 1985. Venezuela represents 38.1% of the Caribbean division’s restaurants and 50.0% of the Caribbean division’s revenues. Venezuela is our fourth-largest market in terms of restaurants.

NOLAD

NOLAD includes three countries with 507 restaurants as of December 31, 2013 and $407,772 million in revenues in 2013, representing 24.6% and 10.1% of our total restaurants and revenues, respectively. Its primary market is Mexico, where the division’s management is based. McDonald’s has been present in Mexico since opening its first restaurant in Mexico City in 1985. Mexico represents 78.1% of NOLAD’s restaurants and 54.2% of NOLAD’s revenues, and Mexico is our second-largest market in terms of restaurants.

Our operations in Mexico differ from those in our other Territories (with the exception of Venezuela) in that the percentage of franchised restaurants is significantly higher than our systemwide average because some of McDonald’s previous joint venture partners were converted into franchisees immediately prior to the Acquisition. Since the Acquisition, we have been adjusting our business model in Mexico as several factors had significantly eroded that market’s profitability and, as a result, we have acquired 79 franchised restaurants. As of December 31, 2013, 36.1% of our restaurants in Mexico were franchised, while 24.4% of our restaurants overall were franchised.

SLAD

SLAD includes five countries with 378 restaurants as of December 31, 2013 and $952.8 million in revenues in 2013, representing 18.3% and 23.6% of our total restaurants and revenues, respectively. Its primary market is Argentina, where the division’s management is based. McDonald’s has been present in Argentina since opening its first restaurant in Buenos Aires in 1986. As of December 31, 2013, Argentina represented 57.9% of SLAD’s restaurants and 69.3% of SLAD’s revenues in 2013. Argentina is our third-largest market in terms of restaurants.

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

Since the process to become an approved supplier is lengthy, expensive and requires proof of compliance with McDonald’s high quality standards, we have found that oral agreements with our approved suppliers generally are sufficient to ensure a reliable supply of quality food products, and we have developed long-term relationships with many of our suppliers. In addition, we enter into written agreements with most of our suppliers regarding the cost of such goods, which can be based on pricing protocols, formula costing, benchmarking or open bidding, as appropriate. Our 25 largest suppliers account for approximately 80% of our supplies, and no single supplier or group of related suppliers account for more than 12% of our total food and paper costs. Among our main suppliers are JBS S.A., McCain Foods Limited, Coca-Cola Company and Fresh Start Bakeries, Inc.

Our integrated supply chain management optimizes value as we work with suppliers to develop pricing protocols, inventory, planning and product quality. As of December 31, 2013, approximately 30% of the food and paper products used in our restaurants were imported, primarily from countries within Latin America, while the remaining amount were locally sourced. This percentage varies among the Territories; for example, 18% of the products consumed in Mexico are imported, while 20% and 90% of the products consumed in Brazil and the Caribbean division, respectively, are imported. This includes the toys distributed in our restaurants, which are imported from China. Certain supplies, such as beef, must often be locally sourced due to restrictions on their importation. Combined with the MFAs’ requirement to purchase certain core supplies from approved suppliers, although we maintain contingency plans to back up restaurant supplies, we may not be able to quickly find alternate or additional supplies in the event a supplier is unable to meet our orders. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—We depend on oral agreements with third-party suppliers and distributors for the provision of products that are necessary for our operations.” The suppliers send all of their products to distribution centers that are in charge of transportation, warehousing, financial administration, demand and inventory planning and customer service. The distribution centers interact directly with our Company-operated and franchised restaurants.

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

Our Customers

We aim to provide our customers with safe, fresh and good-tasting food at a good value and a favorable dining experience in the family friendly environment demanded by our target demographic of young adults and families with children. Based on data from the United Nations Economic Commission for Latin America and the Caribbean, the Territories represented a market of approximately 616.6 million people in 2013—equivalent to the combined population of the United States, Germany, France, the United Kingdom and Italy—of which approximately 28% are under 14 years old and 46% are under 25 years old. As a business focused on young adults in the 14 to 35 age range and families with children, our operations have benefited, and we expect to continue to benefit, from our Territories’ population size, age profile when compared to more developed markets and improving socio-economic conditions. In addition, our McCafé brand extension has successfully targeted a more adult customer base.

Despite variations in economic development throughout the Territories, including reduced GDP expected for Brazil, continued foreign currency exchange controls in Venezuela and Argentina and the general political instability in Venezuela, Latin America and the Caribbean in general have presented very compelling growth prospects given their improving macroeconomic conditions, expanding buying power of the consumer sector in general and the rapidly growing QSR markets in particular. In addition, improvements in macroeconomic conditions in the Territories have led to a modernization of consumption patterns and increased affordability of our products across socio-economic segments, and we believe we are well-placed to capitalize on these trends. In Brazil alone, distribution of national income significantly improved between 2003 and 2012. In 2003, 60% of population accounted for 17% of the total national income, while in 2012 60% of the population accounted for 21.2% of the total national income, according to the Economic Commission for Latin America and the Caribbean. According to the same source, the percentage of the Brazilian population living in poverty decreased from 38.7% in 2003 to 18.6% in 2012.

Despite ongoing risks generally associated with international business operations, the confluence of favorable factors throughout many of the Territories, including growth in our target demographic markets, offer an opportunity of profitable growth and the ability to serve an ever-increasing number of customers.

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

Certain countries in which we conduct operations have imposed price controls that restrict our ability, and the ability of our franchisees, to adjust the prices of our products. For example, in November 2013, Venezuela passed the Fair Price Act seeking to lower high inflation by controlling prices and costs in the chain of production. The Fair Price Act generally sets forth a profit cap of 30% on the cost structure of goods and services, thus reducing management’s ability to freely determine final prices. According to regulations passed under the Fair Price Act, to determine a final and fair price, management must observe and consider all the costs of production, including (i) acquisition costs of raw materials, the determination of which shall comply with existing regulations on transfer pricing (i.e., price, freight, primary storage, non-recoverable taxes and other costs directly attributable to the acquisition of raw materials), (ii) labor costs, and (iii) indirect costs of production.

The Fair Price Act empowers the National Agency for the Defense of Socio-economic Rights to implement provisions and regulations on “fair pricing” and to oversee and audit businesses in Venezuela. Breaches of the Fair Price Act could result in criminal charges against merchants or business people. In January 2014, Venezuelan authorities inspected our operations in Venezuela and required us to reduce our prices for different menu items by amounts ranging from 7% to 10%. In a similar attempt to control and reduce inflation, the Venezuelan government established a transitional protection regime for tenants of property used for commercial, industrial or production activities, which regulates the leasing relations and stipulates that the price of the monthly rent may not exceed an amount equal to 250 bolívares fuertes per square meter. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Latin America and the Caribbean—Price controls in certain countries have affected and may continue to affect our results of operations.”

We are also subject to the labor laws applicable in the countries in which we operate. The adoption of new or more stringent labor laws or regulations could result in a material liability to us. For example, a law enacted in November 2010 in Argentina requires companies to pay overtime to all employees (except directors and managers) working on weekends, and a proposed bill in Argentina would require companies to distribute 10 percent of their profits to employees. Additionally, in January 2014, Venezuela announced a 10% increase in the minimum wage, resulting in a new minimum wage of 3,270 bolívares fuertes. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—Labor shortages or increased labor costs could harm our results of operations.” New interpretations or unexpected applications of existing labor laws or regulations may also affect our business practices or results of operations. In August 2012, the Public Labor Ministry of the State of Pernambuco (Ministério Público do Trabalho do Estado de Pernambuco) in Brazil filed a civil complaint against us in the Labor Court of Pernambuco (Justiça do Trabalho de Pernambuco) regarding alleged noncompliance with certain labor laws. Several of these cases have already been resolved successfully, either by a judicial decision or a cash settlement. The remaining retained cases are pending a final decision. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Retained Lawsuits and Contingent Liabilities.”

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

Employment Experience

We are an important employer in Latin America and the Caribbean and are creating new economic opportunities for Latin America’s next generation. With more than 96,000 employees as of December 31, 2013, we are one of the largest employers in Latin America. For many of our employees, we are their first employer, providing formal jobs that include benefits, medical coverage, training and flexibility. We provide a strong foundation and teach them valuable customer service and leadership skills that can be applied to a wide range of career paths in the future.

We have been recognized by many independent organizations for being a “great place to work.” In 2013, the Great Place to Work Institute ranked us sixth among the top 25 best multinational employers in Latin America, and we led the “Súper Empresas” (Super Companies) ranking by the Expansión/CNN magazine. The table below shows the good employer recognitions that we received in 2013:

Country	Award	Ranking
Argentina	“Best Companies to Work for” in Argentina	9th
Argentina	“Work and Life Balance” Certification	—
Brazil	“Best Companies to Work for” in Brazil	6th
Colombia	“Best Companies to Work for” in Colombia	13th
Costa Rica	“Best Companies to Work for” in Costa Rica	12th
Costa Rica and Panama	“Work and Life Balance” Certification	—
Chile	“Best Companies to Work for” in Chile	16th
Ecuador	“Best Companies to Work for” in Ecuador	10th
Mexico	“Best Companies to Work for” in Mexico	5th
Panama	“Best Companies to Work for” in Panama	5th
Peru	“Best Companies to Work for” in Peru	9th
Uruguay	“Best Companies to Work for” in Uruguay	5th
Venezuela	“Best Companies to Work for” in Venezuela	13th

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

In April 2012, we became one of the first companies to join the New Employment Opportunities (NEO) Program. Developed by the Inter-American Development Bank and the International Youth Foundation, the program helps to increase the employability of the region’s youth. We strengthened that commitment in December 2013 as part of the Clinton Global Initiative.

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

As of December 31, 2013, there were 41 Ronald McDonald House Charities programs in 14 countries in Latin America and the Caribbean, including 19 Ronald McDonald Houses, 21 Ronald McDonald Family Rooms, which provide “a home away from home” to children undergoing serious medical treatment in hospitals and their families, and one Ronald McDonald Care Mobile, which was built to deliver pediatric care services to remote locations.

One of our biggest charitable events is McHappy Day, when McDonald’s restaurants across Latin America raise money for various children’s causes, including the Ronald McDonald House Charities foundation, by donating the proceeds generated from the sales of Big Macs on that day. McHappy Day has grown from being a “marketing” campaign to becoming a community-wide effort. In 2013, McHappy Day was celebrated in all of the Territories, involving more than 35,000 community volunteers and our franchisees and suppliers. In 2013, our McHappy Day activities raised over $13.7 million. McHappy Day has become one of the most important campaigns, supporting children in Latin America and is the biggest source of revenue for the Ronald McDonald House Charities foundation.

Nutrition and Well-being

As part of our commitment to offering nutritious and quality products to our customers, we are dedicated to actively promoting a balanced lifestyle. This includes providing reliable, accessible information to guide educated nutritional decisions. We were the first restaurant chain in Latin America to provide full nutritional and calorie information about our menu on our websites in every country, as well as giving consumers within the restaurants full printed nutritional information on every tray liner. In November 2013, we became the first restaurant chain in Latin America to show calorie information on our menu displays so that customers can see calorie information at their point of purchase.

From a safety and quality perspective, we only use products that have passed strict quality and hygiene controls throughout the production chain, inside our restaurants and up to the moment they are served to our customers. These products are sourced from our approved supplier network for all McDonald’s restaurants.

We participate in several educational, sports and well-being programs throughout Latin America and the Caribbean, promoting our brand and encouraging our employees and customers to participate. One such event is the McDonald’s 5K Women’s Run (Las Mujeres Corremos), a regional race held annually since 2010 that brought together nearly 70,000 women in 2013, running in 19 cities and 15 countries in Latin America.

Environmental Responsibility

We are committed to the continuous improvement of our environmental sustainability efforts, including frequently assessing our strengths and areas of improvement. While we have made many positive strides, we are looking to benchmark our efforts with sustainability reviews for 2013 in Brazil, Argentina and Colombia, which will help us set direct and measurable goals that we will be working toward in the years ahead.

We strive to be an environmental steward dedicated to conserving natural resources and minimizing waste. We monitor and implement operational measures focused on reducing water consumption, energy utilization and waste production at our restaurants. We execute paper and waste recycling campaigns at our restaurants, whenever possible. We are also exploring ways to recycle cooking oil from our restaurants, including an innovative program in Brazil that would power our delivery trucks with our recycled cooking oil.

We survey our key suppliers in Latin America and the Caribbean to ensure their operations meet the highest standards possible and partner with them on reducing our impact on the environment. This includes implementing and sharing best practices throughout the supply chain around sustainable sourcing, transportation, resource use, residue disposal and energy consumption, among other matters.

Protecting the Amazon—one of Latin America’s greatest environmental treasures—is a top priority. One hundred percent of our suppliers have committed to ending procurement of any goods from the Amazon. In October 2011, McDonald’s signed a global moratorium against harvesting soy from the Amazon region and has maintained this commitment during 2012 and 2013.

As of December 31, 2013, we had five ecological restaurants and one LEED-certified corporate university, which are more environmentally responsible and resource-efficient buildings throughout their life-cycle. In December 2008, we opened the first ecological restaurant in Latin America in Bertioga on the coast of São Paulo, Brazil. This restaurant received Leadership in Energy & Environmental Design, or LEED, certification, in September 2009, becoming the first McDonald’s restaurant in Latin America to be so certified. In August 2009, we opened our second ecological restaurant in Lindora, Costa Rica, which was the first of its kind in Central America. In August 2010, we opened our third ecological restaurant in Pilar, Argentina. In July 2011, we re-inaugurated the McDonald’s at Parque Hundido, in Mexico DF as our fourth ecological restaurant. This restaurant was awarded LEED certification by the US Green Building Council. In January 2013, we opened the fifth ecological restaurant in Guaynabo, Puerto Rico. In November 2013, it was awarded LEED certification by the US Green Building Council and verified by the Green Building Certification Institute.

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

Sustainable Supply Chain

Our deep relationship with our suppliers is an important strategic asset. We work with more than 500 suppliers across Latin America who serve as strategic partners. Many of our suppliers have worked with McDonald’s since it first entered the Latin American market in the 1970s. All suppliers are evaluated for and must comply with global McDonald’s standards on core products such as beef, chicken, cheese, bread, beverages and others. This ensures a consistent customer experience throughout Latin America.

We hope to further strengthen our supply chain by developing local initiatives that meet our demand for goods while promoting the well-being and success of the farmers and suppliers we rely on. For example, we spearheaded a local community farming pilot program with the Qorichacra lettuce growing venture in Cusco, launched together with the Syngenta Foundation. The learnings from Qorichacra have encouraged us to develop more local farming initiatives to supply our lettuce and tomatoes locally in a few cities in Brazil, Puerto Rico and Argentina. Our hope is that more such initiatives will flourish with our leadership as a provider of training, quality control and standards, and as a significant local buyer of lettuce and tomato. As another example, in Brazil we work with suppliers to educate local farmers about sustainable agriculture. To date, 26 farms have been created and/or expanded to produce lettuce, tomatoes and other produce for McDonald’s restaurants in the region. This enables us to source produce from sustainable farms, while also contributing to the local economy through the creation of jobs.

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

The following chart shows our corporate structure as of March 31, 2014.

(1)
Includes class A shares and class B shares beneficially owned by Mr. Staton, our Chairman and CEO. Los Laureles Ltd. is beneficially owned by Mr. Staton. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.” Mr. Staton directly owns 0.001% of the shares of Arcos Dorados Cöoperatieve U.A.

(2)	Includes operating subsidiaries held directly and, in some cases, indirectly through certain intermediate subsidiaries.

Other than as described above, all of our significant subsidiaries are wholly owned by us, except Arcos Dorados Argentina S.A., of which Mr. Staton owns 0.003%.

D.	Property, Plants and Equipment

Property Operations

Our long-standing presence in Latin America and the Caribbean has allowed us to build a significant property portfolio with hard-to-replicate locations in key markets across the region that enhance our customers’ experience and ultimately support our brand and market position. As of December 31, 2013, we owned the land for 511 of our 2,062 restaurants (totaling approximately 1.1 million square meters). We owned the buildings for all but 12 of our stand-alone restaurants, all of which are under developmental licenses, whereby the licensees own or lease the land and buildings on which the restaurants are located. We lease the remaining real estate property where we operate. Accordingly, we are able to charge rent on the real estate that we own and lease to our franchisees. The rental payments generally are based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. When we lease land, we match the term of our sublease to the term of the franchise. We may charge a higher rent to franchisees than that which we pay on our leases, therefore deriving additional rental income.

The selection, construction and maintenance of restaurant locations and other related real estate assets, which is a key element of our performance, is determined based on an evaluation of expected returns on investment and the most efficient allocation of our capital expenditures. In addition to our restaurant property, we own our corporate headquarters in Buenos Aires, Argentina, corporate offices, real estate in Venezuela, a manufacturing and logistics center in Sao Paulo, Brazil, and training centers in Sao Paulo, Brazil and Buenos Aires, Argentina.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

Segment Presentation

We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division, or NOLAD, consisting of Costa Rica, Mexico and Panama; and the South Latin America division, or SLAD, consisting of Argentina, Chile, Ecuador, Peru and Uruguay. As of December 31, 2013, 39.4% of our restaurants were located in Brazil, 18.3% in SLAD, 24.6% in NOLAD and 17.7% in the Caribbean division. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

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

In January 2013, we made certain organizational changes in the structure of our geographical divisions in order to balance their relative weight in terms of number of restaurants and revenues. As a result of the reorganization effective January 1, 2013, Colombia and Venezuela, which were part of SLAD, became part of the Caribbean division with headquarters located in Colombia. In accordance with ASC 280 Segment Reporting, we began reporting the results of the revised structure of our geographical divisions on our segment financial reporting in the first quarter of fiscal year 2013.

All of the segment information in our annual report on Form 20-F for the year ended December 31, 2012 was presented in accordance with the structure prevailing prior to January 1, 2013. Therefore, for purposes of this annual report, we have also adjusted the segment information in this annual report as of and for the years ended December 31, 2012 and 2011 based on the structure prevailing as of the date of this annual report. We have not adjusted the segment information in this annual report as of and for the years ended December 31, 2010 and 2009. Therefore, the segment information as of and for the years ended December 31, 2013, 2012 and 2011 presented in this annual report is not directly comparable to the segment information as of and for the years ended December 31, 2010 and 2009 that is presented in this annual report and the segment information in our consolidated financial statements at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 included in our annual report on Form 20-F for the year ended December 31, 2012.

Principal Income Statement Line Items

Revenues

We generate revenues primarily from two sources: sales by Company-operated restaurants and revenue from franchised restaurants, which primarily consists of rental income, typically based on the greater of a flat fee or a percentage of sales reported by our franchised restaurants. This rent, along with occupancy and operating rights, is stipulated in our franchise agreements. These agreements typically have a 20-year term but may be shorter if necessary to mirror the term of the real estate lease. In both 2013 and 2012, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.7% and 4.3% of our total revenues, respectively. In 2011, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.8% and 4.2% of our total revenues, respectively.

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

Other operating expenses, net, include gains and losses on asset acquisitions and dispositions, impairment charges, rental income and depreciation expenses of excess properties, results from distribution centers (until March 16, 2011), the equity awards granted to our CEO until 2011, accrual for contingencies, write-off of inventory, recovery of taxes and other miscellaneous items.

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

Other non-operating income (expenses), net primarily include certain results related to tax credits, charitable donations not related to our operations, asset taxes we are required to pay in certain countries and other non-operating charges.

Income tax expense includes both current and deferred income taxes. Current income taxes represents the amount accrued during the period to be paid to the tax authorities while deferred income taxes represent the earnings impact of the change in deferred tax assets and liabilities that are recognized in our balance sheet for future income tax consequences.

Net income attributable to non-controlling interests relate to the participation of non-controlling interests in the net income of certain subsidiaries that collectively owned 28 restaurants at December 31, 2013 (27 restaurants at December 31, 2012).

Impact of Inflation and Changing Prices

Some of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. In general, we believe that, over time, we have demonstrated the ability to manage inflationary environments effectively. During 2013, our revenues were favorably impacted by our pricing strategy in many of these inflationary environments, as we have been able to increase average check to keep pace with inflation.

The Venezuelan market is also subject to price controls, which limits our ability, without pre-approval from the government, to increase prices to offset the impact of continuing high inflation on our operating costs. As part of the January 2014 announcements, the Venezuelan government also issued a new regulation, establishing a maximum profit margin for companies and maximum prices for certain goods and services. At this time, it is unclear how these new regulations might affect our operations in Venezuela going forward. We continue to closely monitor developments in this dynamic environment.

Key Business Measures

We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth. In addition, we use Adjusted EBITDA to facilitate operating performance comparisons from period to period. See “Presentation of Financial and Other Information—Other Financial Measures” and “Item 3. Key Information—A. Selected Financial Data.” Systemwide results are driven primarily by our Company-operated restaurants, as 74.6% of our systemwide restaurants are Company-operated as of December 31, 2013. Systemwide data represents measures for both Company-operated and franchised restaurants. While sales by franchisees are not recorded as revenues by us, management believes the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised restaurant revenues and are indicative of the financial health of our franchisee base. Unless otherwise stated, comparable sales growth, average restaurant sales and sales growth are presented on a systemwide basis.

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

Venezuelan Exchange Rate Used for Financial Reporting

We conduct business in Venezuela where currency restrictions exist, limiting our ability to immediately access U.S. dollars through repatriations at the government’s official exchange rate. Our access to these funds remains available for use within this jurisdiction in Venezuelan bolívares fuertes and is not restricted. The official exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance, and the acquisition of foreign currency by Venezuelan companies, including for payments of foreign debt or dividends, is subject to a registration and approval process with the relevant Venezuelan authorities. Since these restrictions are in place, we have not been able to access the official exchange rate to pay royalties or dividends.

Exchange rates and controls currently in place in Venezuela are described under “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls—Venezuela.” During fiscal years 2011 and 2012, we used the SITME exchange rate of 5.30 bolívares fuertes per U.S. dollar for purposes of remeasuring transactions and balances denominated in local currency. As a result of the devaluation of the official exchange rate and the elimination of SITME, on February 8, 2013 we began using the new official exchange rate of 6.30 bolívares fuertes per U.S. dollar for financial reporting purposes, recognizing a foreign currency exchange loss of $15.4 million in the first quarter of 2013 as a result of the exchange rate change.

During 2013, the Venezuelan government continued to issue new regulations, changing the foreign exchange regime that was previously in effect. One of these regulatory changes led to the creation of SICAD, a complementary foreign exchange system. Based on certain factors, including the limited number of SICAD auctions, our limited access to the SICAD exchange, the restrictions placed on eligible participants and transactions, the amount of U.S. dollars available for purchase through the auctions process, and the historical lack of official information about the resulting SICAD rate, we concluded that it would not be appropriate to use rates from the SICAD exchange system for financial reporting purposes at December 31, 2013.

We will reassess the exchange rate used for remeasurement purposes at the date of our financial statements for the first quarter of 2014 based on any new available information, including the changes introduced to the SICAD program. Should we conclude that the SICAD rate is the most appropriate rate, we would record a foreign exchange loss in our income statement related to the remeasurement of the net monetary asset position held in bolívares fuertes. At December 31, 2013, using the official exchange rate of 6.30 bolívares fuertes per U.S. dollar, our net monetary asset position was $24.0 million (including $44.2 million of cash and cash equivalents). See Notes 21 and 27 to our consolidated financial statements for more details.

Revenues and operating income of our Venezuelan operations were $415,932 and $43,939, respectively, for fiscal year 2013; $349,570 and $45,164, respectively, for fiscal year 2012; and $278,639 and $31,789, respectively, for fiscal year 2011.

Recent Exchange Rate Depreciation in Argentina

During January 2014, the Argentine peso depreciated against the U.S. dollar by approximately 23%, from 6.52 pesos per U.S. dollar as of December 31, 2013 to 8.02 pesos per U.S. dollar as of January 31, 2014. Had this devaluation occurred as of December 31, 2013, our reported net assets would have decreased by approximately $13.5 million, impacting the “Accumulated other comprehensive losses” component of shareholders’ equity in the amount of approximately $15.7 million and causing a foreign exchange gain of approximately $2.2 million.

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

We believe that of our significant accounting policies, the following encompass a higher degree of judgment and/or complexity.

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

In the fourth quarter of 2013, 2012 and 2011, we assessed all markets for impairment indicators. As a result of these assessments, we performed impairment testing of our long-lived assets in Mexico, Puerto Rico and Peru in each fiscal year, as well as in Colombia in fiscal year 2013 and in Aruba, Curaçao and the U.S. Virgin Islands of St. Croix and St. Thomas in fiscal years 2013 and 2012 considering the recent operating losses we incurred in these markets (indicator of potential impairment). As a result of these analyses, no impairments were recorded for our operations in Colombia in fiscal year 2013, in Aruba, Curaçao or the U.S. Virgin Islands of St. Croix and St. Thomas in fiscal years 2013 and 2012 nor in Peru in fiscal year 2011 since the estimates of undiscounted future cash flows for each restaurant in these markets or the fair market value exceeded its carrying value. However, we did record impairment charges associated with certain restaurants in Mexico, Puerto Rico and Peru (the latter only in 2013 and 2012) with undiscounted future cash flows insufficient to recover their carrying value. The impairment charges were measured by the excess of the carrying amount of each restaurant over its fair value. The impairment charges totaled $3.0 million, $2.0 million and $1.7 million in 2013, 2012, and 2011, respectively.

In the fourth quarter of each year, we also performed impairment testing of our goodwill. As a result of these analyses, in 2012 and 2011 we recorded impairment charges of the full amount of goodwill that had been generated in the acquisition of restaurants in Puerto Rico and the U.S. Virgin Island of St. Croix, respectively, amounting to $0.7 million in 2012 and $2.1 million in 2011. No impairments of goodwill were recognized during fiscal year 2013.

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

On May 10, 2013, we made the grant of awards corresponding to fiscal year 2013 under the 2011 Plan. We granted to certain of our executive officers and other employees 213,600 restricted share units and 431,726 stock options. Both types of awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. Each stock option granted represents the right to acquire one class A share at a strike price of $14.31 (the closing price on the date of grant), while each restricted share unit represents the right to receive one class A share when vested.

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

Accounting for Income Taxes

We record a valuation allowance to reduce the carrying value of deferred tax assets if it is more likely than not that some portion or all of our deferred assets will not be realized. Our valuation allowance as of December 31, 2013, 2012 and 2011 amounted to $270.1 million, $236.6 million and $223.8 million, respectively. We have considered future taxable income and ongoing prudent and feasible tax strategies in assessing the need for the valuation allowance. This assessment is carried out on the basis of internal projections, which are updated to reflect our most recent operating trends, such as expiration date for tax loss carryforwards. Because of the imprecision inherent in any forward-looking data, the further into the future our estimates cover, the less objectively verifiable they become. Therefore, we apply judgment to define the period of time to include projected future income to support the future realization of the tax benefit of an existing deductible temporary difference or carryforward and whether there is sufficient evidence to support the projections at a more-likely-than-not level for this period of time. Determining whether a valuation allowance for deferred tax assets is necessary often requires an extensive analysis of positive (e.g., a history of accurately projecting income) and negative evidence (e.g., historic operating losses) regarding realization of the deferred tax assets and inherent in that, an assessment of the likelihood of sufficient future taxable income. In 2013, we recognized a loss amounting to $39.6 million related to tax loss carryforwards for which realization is not expected to occur. During 2012 and 2011, we recognized a gain for the change in the valuation allowance amounting to $7.7 million and $21.0 million, respectively, due to improvements in projected taxable income and a relative increase of positive evidence as compared to negative evidence due to the reversal of trends of historic operating losses in some markets. If these estimates and assumptions change in the future, we may be required to adjust the valuation allowance. This could result in a charge to, or an increase in, income in the period this determination is made.

Provision for Contingencies

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. Accounting for contingencies involves the use of estimates for determining the probability of each contingency and the estimated amount to settle the obligation, including related costs. We accrue liabilities when it is probable that future costs will be incurred and the costs can be reasonably estimated. The accruals are based on all the information available at the issuance date of the financial statements, including our estimates of the outcomes of these matters and our lawyers’ experience in contesting, litigating and settling similar matters. If we are unable to reliably measure the obligation, no provision is recorded and information is then presented in the notes to our consolidated financial statements. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.

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

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Set forth below are our results of operations for the years ended December 31, 2013 and 2012.

	For the Years Ended December 31,
	2013	2012	% Increase (Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$3,859,883	$3,634,371	6.2%
Revenues from franchised restaurants	173,427	163,023	6.4
Total revenues	4,033,310	3,797,394	6.2
Company-operated restaurant expenses:
Food and paper	(1,350,515)	(1,269,146)	6.4
Payroll and employee benefits	(814,112)	(753,120)	8.1
Occupancy and other operating expenses	(1,055,188)	(984,004)	7.2
Royalty fees	(188,885)	(180,547)	4.6
Franchised restaurants – occupancy expenses	(63,273)	(56,057)	12.9
General and administrative expenses	(317,745)	(314,619)	1.0
Other operating expenses, net	(15,070)	(3,261)	362.1
Total operating costs and expenses	(3,804,788)	(3,560,754)	6.9
Operating income	228,522	236,640	(3.4)
Net interest expense	(88,156)	(54,247)	62.5
Loss from derivative instruments	(4,141)	(891)	364.8
Foreign currency exchange results	(38,783)	(18,420)	110.5
Other non-operating expenses, net	(848)	(2,119)	(60.0)
Income before income taxes	96,594	160,963	(40.0)
Income tax expense	(42,722)	(46,375)	(7.9)
Net income	53,872	114,588	(53.0)
Less: Net income attributable to non-controlling interests	(18)	(256)	(93.0)
Net income attributable to Arcos Dorados Holdings Inc.	$53,854	$114,332	(52.9)

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2013 and 2012.

Systemwide Restaurants	For the Years Ended December 31,
	2013	2012
Systemwide restaurants at beginning of period	1,948	1,840
Restaurant openings	130	130

Systemwide Restaurants	For the Years Ended December 31,
	2013	2012
Restaurant closings	(16)	(22)
Systemwide restaurants at end of period	2,062	1,948

Company-operated Restaurants	For the Years Ended December 31,
	2013	2012
Company-operated restaurants at beginning of period	1,453	1,358
Restaurant openings	95	99
Restaurant closings	(8)	(16)
Net conversions of franchised restaurants to Company-operated restaurants	(2)	12
Company-operated restaurants at end of period	1,538	1,453

Franchised Restaurants	For the Years Ended December 31,
	2013	2012
Franchised restaurants at beginning of period	495	482
Restaurant openings	35	31
Restaurant closings	(8)	(6)
Net conversions of franchised restaurants to Company-operated restaurants	2	(12)
Franchised restaurants at end of period	524	495

Key Business Measures

We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth. Unless otherwise stated, comparable sales growth, average restaurant sales and sales growth are presented on a systemwide basis.

Comparable Sales

For the Year Ended December 31, 2013
Arcos Dorados
Systemwide comparable sales growth	11.2%
Company-operated comparable sales growth	10.8
Franchised comparable sales growth	12.3

Systemwide Comparable Sales Growth by Division
Brazil	6.6%
Caribbean division	19.6
NOLAD	(0.9)
SLAD	20.8

Company-operated Comparable Sales Growth by Division
Brazil	6.6%
Caribbean division	16.3
NOLAD	(0.9)
SLAD	20.1

For the Year Ended December 31, 2013
Franchised Comparable Sales Growth by Division
Brazil	6.7%
Caribbean division	26.8
NOLAD	(1.0)
SLAD	26.5

Our comparable sales growth on a systemwide basis in 2013 was driven by the increase in average check, which resulted mainly from price increases.

Average Restaurant Sales

	For the Years Ended December 31,
	2013	2012
	(in thousands of U.S. dollars)
Systemwide average restaurant sales	$2,611	$2,603
Company-operated average restaurant sales	2,581	2,586
Franchised average restaurant sales	2,697	2,654

Our ARS increased slightly in 2013 because of comparable sales growth of 11.2%, which was mostly offset by the depreciation of most currencies in the Territories against the U.S. dollar.

Sales Growth

	For the Year Ended December 31, 2013
	(in nominal terms)	(in constant currency)
Brazil	3.0%	13.9%
Caribbean division	10.3	21.3
NOLAD	4.7	2.6
SLAD	10.4	26.7
Total Systemwide Sales Growth	6.2%	16.7%

In nominal terms, sales increased during 2013 due to comparable sales growth of 11.2% and the net addition of 222 restaurants systemwide since January 1, 2012. We had 1,538 Company-operated restaurants and 524 franchised restaurants as of December 31, 2013, compared to 1,453 Company-operated restaurants and 495 franchised restaurants as of December 31, 2012. This was partially offset by the negative impact of the depreciation of most currencies in the Territories against the U.S. dollar.

Revenues

	For the Years Ended December 31,
	2013	2012	% Increase (Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated Restaurants
Brazil	$1,755,716	$1,717,761	2.2%
Caribbean division	780,675	706,990	10.4
NOLAD	388,246	364,588	6.5
SLAD	935,246	845,032	10.7
Total	3,859,883	3,634,371	6.2
Revenues from Franchised Restaurants
Brazil	86,608	79,795	8.5%
Caribbean division	49,772	47,740	4.3

	For the Years Ended December 31,
	2013	2012	% Increase (Decrease)
	(in thousands of U.S. dollars)
NOLAD	19,526	19,453	0.4
SLAD	17,521	16,035	9.3
Total	173,427	163,023	6.4
Total Revenues
Brazil	1,842,324	1,797,556	2.5%
Caribbean division	830,447	754,730	10.0
NOLAD	407,772	384,041	6.2
SLAD	952,767	861,067	10.6
Total	$4,033,310	$3,797,394	6.2%

Sales by Company-operated Restaurants

Total sales by Company-operated restaurants increased by $225.5 million, or 6.2%, from $3,634.4 million in 2012 to $3,859.9 million in 2013. The 10.8% growth in comparable sales, which resulted from a higher average check, caused sales to increase by $391.2 million. In addition, sales by Company-operated restaurants increased by $214.5 million as a result of 170 net restaurant openings and the conversion of 10 franchised restaurants into Company-operated restaurants since January 1, 2012. This was offset by $380.2 million as a result of the depreciation of most currencies in the Territories against the U.S. dollar.

In Brazil, sales by Company-operated restaurants increased by $38.0 million, or 2.2%, to $1,755.7 million. This was a consequence of comparable sales growth of 6.6%, which contributed $112.0 million to the increase in sales. Average check growth was the driver of comparable sales growth in Brazil. In addition, 94 net restaurant openings and the conversion of one franchised restaurant into a Company-operated restaurant since January 1, 2012 contributed $111.3 million to the increase. Sales were negatively affected by the depreciation of the real against the U.S. dollar, which caused sales to decrease by $185.4 million.

In the Caribbean division, sales by Company-operated restaurants increased by $73.7 million, or 10.4%, to $780.7 million. The main driver of this increase was 16.3% growth in comparable sales, which represented $114.1 million. Average check growth was the driver of comparable sales growth and resulted from price increases. In addition, the net opening of 20 restaurants and the conversion of one franchised restaurant into a Company-operated restaurant since January 1, 2012 contributed $26.0 million to the increase in sales. This was offset by the depreciation of local currencies in the Territories, which caused sales to decrease by $66.5 million (mainly the depreciation of the Venezuelan bolívar fuerte from 5.30 bolívares fuertes per U.S. dollar to 6.30 bolívares fuertes per U.S. dollar).

In NOLAD, sales by Company-operated restaurants increased by $23.7 million, or 6.5%, to $388.2 million. This growth was mainly explained by 23 net restaurant openings and the conversion of 8 franchised restaurants into Company-operated restaurants since January 1, 2012, which resulted in a sales increase of $19.9 million. In addition, appreciation of local currencies caused sales to increase by $6.9 million. A lower average check, resulting from a negative product mix change, caused comparable sales to decrease by 0.9%, negatively impacting sales by $3.1 million.

In SLAD, sales by Company-operated restaurants increased by $90.2 million, or 10.7%, to $935.2 million. The 20.1% growth in comparable sales caused sales to increase by $168.2 million due to a higher average check resulting from price increases. In addition, the net opening of 33 Company-operated restaurants since January 1, 2012 resulted in a sales increase of $57.3 million. This was partially offset by the depreciation of most currencies in the region against the U.S. dollar, which offset the increase in sales by $135.2 million.

Revenues from Franchised Restaurants

Our total revenues from franchised restaurants increased by $10.4 million, or 6.4%, from $163.0 million in 2012 to $173.4 million in 2013. The main contributors to this increase were comparable sales growth of 12.3%, which resulted in an increase in revenues of $21.7 million, and the net opening of 52 franchised restaurants since January 1, 2012, which was partially offset by the conversion of 10 franchised restaurants into Company-operated restaurants during the same period, which caused revenues from franchised restaurants to increase by $7.0 million. Rental income as a percentage of sales remained unchanged from 2012 and therefore had no impact on the revenue increase. In 2013, 85% and 15% of revenues from franchised restaurants were earned on the basis of a percentage of sales and on a flat fee basis, respectively. In 2012, 71% and 29% of revenues from franchised restaurants were earned on the basis of a percentage of sales and on a flat fee basis, respectively. The depreciation of most currencies in the Territories against the U.S. dollar offset the increase in revenues by $18.3 million.

In Brazil, revenues from franchised restaurants increased by $6.8 million, or 8.5%, to $86.6 million primarily as a result of 56 net franchised restaurant openings, which were partly offset by the conversion of one franchised restaurant into a Company-operated restaurant, since January 1, 2012, and comparable sales growth of 6.7%, which explained $7.5 million and $5.3 million of the increase, respectively. In addition, increased rental income (most of our franchise agreements provide for increases in rent when sales increase) and higher location fee income (charged to new franchisees) from new restaurant openings, resulted in increased revenues from franchised restaurants of $3.1 million. This was partially offset by the depreciation of the real against the U.S. dollar by $9.2 million.

In the Caribbean division, revenues from franchised restaurants increased by $2.0 million, or 4.3%, to $49.8 million. This increase was driven by comparable sales growth of 26.8%, resulting in a $12.3 million increase. This was partially offset by the depreciation of the Venezuelan bolívar fuerte, amounting to $6.6 million, lower rental income, amounting to $3.2 million, and the impact from the net closing of 6 restaurants as well as the conversion of one franchised restaurant into a Company-operated restaurant since January 1, 2012 of $0.6 million. Rental income was negatively affected, mainly by new Venezuelan governmental regulations on rental contracts, which imposed a limit on the rent that we can charge to lessees beginning in December 2013.

In NOLAD, revenues from franchised restaurants increased by $0.1 million, or 0.4%, to $19.5 million. This growth was a result of the appreciation of the Mexican peso against the U.S. dollar, contributing $0.4 million, partially offset by a 1.0% decrease in comparable sales, the conversion of 8 franchised restaurants into Company-operated restaurants since January 1, 2012, amounting to $0.2 million, and lower rental income, which caused revenues from franchised restaurants to decrease $0.1 million.

In SLAD, revenues from franchised restaurants increased by $1.5 million, or 9.3%, to $17.5 million. This growth mainly resulted from a comparable sales growth of 26.5%, which accounted for $4.2 million. In addition, the net openings of 2 restaurants since January 1, 2012 and higher rental income caused revenues to increase by $0.1 million and $0.1 million, respectively. The depreciation of the local currencies in Argentina and Chile against the U.S. dollar represented a decrease in revenues of $3.0 million.

Operating Costs and Expenses

Food and Paper

Our total food and paper costs increased by $81.4 million, or 6.4%, to $1,350.5 million in 2013, as compared to 2012. As a percentage of our total sales by Company-operated restaurants, food and paper costs increased by 0.1 percentage points to 35.0%, primarily due to the higher cost of dollar-denominated inputs, especially in Venezuela.

In Brazil, food and paper costs increased by $2.0 million, or 0.4%, to $553.3 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.6 percentage points to 31.5%, primarily as a result of an average check increase that was higher than the increase in costs.

In the Caribbean division, food and paper costs increased by $48.3 million, or 17.9%, to $318.3 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 2.6 percentage points to 40.8%, mainly due to the higher cost of dollar-denominated inputs in Venezuela.

In NOLAD, food and paper costs increased by $4.1 million, or 2.7%, to $155.8 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 1.5 percentage points to 40.1%, resulting primarily from price increases that were higher than the increase in costs throughout all markets, coupled with favorable product mix changes.

In SLAD, food and paper costs increased by $27.0 million, or 9.1%, to $323.1 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.5 percentage points to 34.5%, mostly as a result of an average check increase that was higher than the increase in costs in Argentina.

Payroll and Employee Benefits

Our total payroll and employee benefits costs increased by $61.0 million, or 8.1%, to $814.1 million in 2013, as compared to 2012. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs increased 0.4 percentage points to 21.1%. This increase in payroll and employee benefits costs as a percentage of our total sales by Company-operated restaurants is mostly attributable to wage increases that outpaced our sales growth in several markets. Wages increased mostly due to government-mandated minimum wage increases in our major Territories.

In Brazil, payroll and employee benefits costs increased by $21.3 million, or 6.0%, to $376.7 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased by 0.8 percentage points to 21.5% as a result of the government-mandated minimum wage increases above average check growth, coupled with the initial costs of the migration to a fixed-hour schedule and a decrease in operational efficiency. Operational efficiency is defined as the number of transactions (receipts issued by cashiers) per crew hour.

In the Caribbean division, payroll and employee benefits costs increased by $13.5 million, or 9.4%, to $157.1 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased by 0.2 percentage points to 20.1%, mainly as a result of average check growth being higher than salary increases.

In NOLAD, payroll and employee benefits costs increased by $6.2 million, or 10.5%, to $65.3 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 0.6 percentage points to 16.8% resulting from the average check increasing at a lower rate than wages in all markets. This was partially offset by an increase in operational efficiency.

In SLAD, payroll and employee benefits costs increased by $20.0 million, or 10.2%, to $214.9 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits decreased by 0.1 percentage points to 23.0% as a result of an increase in operational efficiency in all markets.

Occupancy and Other Operating Expenses

Our total occupancy and other operating expenses increased by $71.2 million, or 7.2%, to $1,055.2 million in 2013, as compared to 2012. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses increased 0.3 percentage points to 27.3%, mainly due to an increase in depreciation and amortization and higher rent expense as a result of new restaurant openings.

In Brazil, occupancy and other operating expenses increased by $12.9 million, or 2.7%, to $496.3 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 0.1 percentage points to 28.3% as a result of an increase in depreciation and amortization expenses.

In the Caribbean division, occupancy and other operating expenses increased by $18.7 million, or 9.5%, to $215.0 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased by 0.2 percentage points to 27.5% due to cost increases that were lower than sales increases, mainly in Venezuela.

In NOLAD, occupancy and other operating expenses increased by $8.1 million, or 6.7%, to $128.8 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 0.1 percentage points to 33.2%, mainly due to the impact of the comparable sales decrease on minimum rent contracts.

In SLAD, occupancy and other operating expenses increased by $28.3 million, or 13.4%, to $239.6 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 0.6 percentage points to 25.6%, mainly due to higher utilities costs in Argentina related to shortages of electricity and the need to utilize electricity generators, and depreciation and amortization.

Royalty Fees

Our total royalty fees increased by $8.3 million, or 4.6%, to $188.9 million in 2013, as compared to 2012. As a percentage of sales, royalty fees decreased by 0.1 percentage points to 4.9% due to the additional relief granted by McDonald’s Corporation in Venezuela due to the economic environment prevailing in that country.

In Brazil, royalty fees increased by $2.2 million, or 2.4%, to $94.3 million in 2013, as compared to 2012, in line with the increase in sales by Company-operated restaurants.

In the Caribbean division, royalty fees increased by $0.4 million, or 1.5%, to $30.1 million in 2013, as compared to 2012. As a percentage of sales, royalty fees decreased by 0.3 percentage points due to the additional relief granted by McDonald’s Corporation in Venezuela because of the economic environment prevailing in that country.

In NOLAD, royalty fees increased by $1.2 million, or 6.8%, to $18.7 million in 2013, as compared to 2012, in line with the increase in sales by Company-operated restaurants.

In SLAD, royalty fees increased by $4.5 million, or 10.8%, to $45.7 million in 2013, as compared to 2012. As a percentage of sales by Company-operated restaurants, royalty fees remained unchanged at 4.9%.

Franchised Restaurants—Occupancy Expenses

Occupancy expenses from franchised restaurants increased by $7.2 million, or 12.9%, to $63.3 million in 2013, as compared to 2012, primarily due to higher depreciation expenses for owned properties as well as higher rent expenses for leased properties as a consequence of the increase in sales generated by franchised restaurants.

In Brazil, occupancy expenses from franchised restaurants increased by $5.1 million, or 15.7%, to $37.9 million in 2013, as compared to 2012, primarily due to higher depreciation expenses for owned properties and increased rent expenses for leased properties as a consequence of the increase in sales from franchised restaurants.

In the Caribbean division, occupancy expenses from franchised restaurants remained unchanged at $12.4 million. Increased rent expenses for leased properties as a consequence of the increase in sales from franchised restaurants were offset by the depreciation of Venezuelan bolívar fuerte against the U.S. dollar and the positive effect of new governmental regulations in Venezuela that imposed limits on rental prices beginning in December 2013.

In NOLAD, occupancy expenses from franchised restaurants increased by $0.7 million, or 7.0%, to $11.2 million in 2013, as compared to 2012, mainly due to reversal of allowances for doubtful accounts in Mexico in 2012 and higher rent expenses in Panama in 2013.

In SLAD, occupancy expenses from franchised restaurants increased by $1.3 million, or 44.1%, to $4.3 million in 2013, as compared to 2012. This resulted from the reversal of allowances for doubtful accounts in Chile in 2012 and increased rent expenses for leased properties as a consequence of the increase in sales from franchised restaurants in 2013.

Set forth below are the margins for our franchised restaurants in 2013, as compared to 2012. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Years Ended December 31,
	2013	2012
Brazil	56.2%	58.9%
Caribbean Division	75.1	74.1
NOLAD	42.9	46.4
SLAD	75.7	81.5
Total	63.5%	65.6%

General and Administrative Expenses

General and administrative expenses increased by $3.1 million, or 1.0%, to $317.7 million in 2013, as compared to 2012. This increase was mainly due to higher payroll costs as a result of salary increases linked to Argentina’s inflation and new hiring, mainly in Brazil, due to our market expansion plan, which amounted to an aggregate of $30.0 million. In addition, our long-term incentive plan explains a $12.9 million increase in stock-based compensation expense, resulting from a gain of $11.6 million recorded in 2012, compared to a loss of $1.2 million in 2013 (net of the result of the total return equity swap transaction entered into in August 2012 with the objective of minimizing the impact of share price variation on our income statement). This was partially offset by the depreciation of most currencies in the Territories against the U.S. dollar, amounting to $32.3 million, lower other compensation expense amounting to $4.3 million (mainly due to the forfeitures of units granted under our Equity Incentive Plan), lower professional services expenses amounting to $1.8 million and lower occupancy and other expenses, amounting to $1.5 million.

In Brazil, general and administrative expenses decreased by $0.7 million, or 0.7%, to $92.3 million in 2013, as compared to 2012. The decrease resulted primarily from the depreciation of the real against the U.S. dollar amounting to $9.7 million. The increase in general and administrative expenses as measured in local currency was a consequence of higher payroll costs as a result of salary increases and the hiring of employees to fill new positions, most of which were related to our expansion plan and higher professional services, which totaled $8.9 million and $2.7 million, respectively. This was partially offset by lower occupancy expenses, amounting to $1.6 million, and higher capitalized costs linked to new openings expenses, which amounted to $0.6 million.

In the Caribbean division, general and administrative expenses decreased by $1.0 million, or 1.8%, to $54.9 million in 2013, as compared to 2012. This decrease was mainly due to the depreciation of the Venezuelan bolivar fuerte against the U.S. dollar amounting to $4.2 million. The increase in general and administrative expenses as measured in local currencies was mostly due to higher payroll costs of $1.7 million, higher professional services in Venezuela as a consequence of the country’s inflation, amounting to $1.3 million, and higher moving expenses due to the relocation of the divisional office, amounting to $1.0 million, partially offset by lower occupancy and other expenses, which amounted to $0.7 million.

In NOLAD, general and administrative expenses increased by $2.9 million, or 11.9%, to $27.4 million in 2013, as compared to 2012. Higher payroll costs due to salary and headcount increases and severance payments accounted for $2.7 million. In addition, the appreciation of the local currency in Mexico against the U.S. dollar contributed to a $0.7 million increase in general and administrative expenses, partially offset by a $0.5 million decrease in other expenses.

In SLAD, general and administrative expenses increased by $2.2 million, or 5.9%, to $39.2 million in 2013, as compared to 2012, primarily as a result of higher payroll costs and professional services, mainly in Argentina, due to its relatively high inflation levels, which explained $5.8 million and $1.0 million, respectively. This was partially offset by the depreciation of the Argentine peso against the U.S. dollar, which caused general and administrative expenses to decrease by $4.6 million.

General and administrative expenses for Corporate and others decreased by $0.3 million, or 0.3%, to $103.9 million in 2013, as compared to 2012. This decrease was mainly due to the depreciation of the Argentine peso against the U.S. dollar, which explained $14.5 million, lower professional services, amounting to $6.7 million, and lower other compensation expense amounting to $4.3 million (mainly due to the forfeitures of units granted under our Equity Incentive Plan). This was partially offset by higher payroll costs due to salary increases linked to Argentina’s inflation, as our corporate headquarters are located in Argentina, and an increase in the headcount of our regional shared service center, replacing previously outsourced people, amounting to $9.0 million and $2.0 million, respectively. In addition, our long-term incentive plan explains a $12.9 million increase in stock-based compensation expense, resulting from a gain of $11.6 million recorded in 2012 compared to a loss of $1.2 million in 2013 (net of the result of the total return equity swap transaction entered into in August 2012 with the objective of minimizing the impact of share price variation on our income statement). General and administrative expenses also increased by $1.4 million due to higher software amortization.

Other Operating Expenses, Net

Other operating expenses, net increased by $11.8 million, to $15.1 million in 2013, as compared to 2012. This increase was primarily attributable to the recovery of Brazilian tax credits in 2012 totaling $12.0 million.

Operating Income

	For the Years Ended December 31,
	2013	2012	% Increase (Decrease)
	(in thousands of U.S. dollars)
Brazil	$188,445	$193,339	(2.5)%
Caribbean division	37,837	40,692	(7.0)
NOLAD	(5,314)	(5,557)	4.4
SLAD	84,324	74,824	12.7
Corporate and others and purchase price allocation	(76,770)	(66,658)	(15.2)
Total	$228,522	$236,640	(3.4)%

Operating income decreased by $8.1 million, or 3.4%, to $228.5 million in 2013, as compared to 2012.

Net Interest Expense

Net interest expense increased by $33.9 million, or 62.5%, to $88.2 million in 2013, as compared to 2012, mainly due to the losses incurred in 2013 in connection with the purchase, exchange and redemption of the 2019 notes totaling $23.5 million, partially offset by lower accrued interest in 2013 for $4.4 million as a consequence of these transactions, and increases in interest expense of $8.2 million as a result of the issuance of the 2023 notes in September 2013, and $1.4 million as a result of the issuances of the 2016 notes in April 2012 and July 2011.

Loss from Derivative Instruments

Loss from derivative instruments increased by $3.3 million to $4.1 million in 2013, as compared to $0.9 million in 2012, primarily due to the unwinding of our cross-currency interest rate swaps ($4.2 million).

Foreign Currency Exchange Results

Foreign currency exchange results decreased by $20.4 million, to a $38.8 million loss in 2013, mainly due to the loss incurred in remeasuring our net monetary asset position in Venezuela as a result of the devaluation of the official exchange rate that occurred in early 2013.

Other Non-Operating Expenses, Net

Other non-operating expenses, net decreased by $1.3 million to a $0.9 million loss in 2013, as compared to a $2.1 million loss in 2012.

Income Tax Expense

Income tax expense decreased by $3.7 million, from $46.4 million in 2012 to $42.7 million in 2013. Our consolidated effective tax rate increased by 15.4 percentage points to 44.2% in 2013, as compared to 2012, mainly as a result of the one-time charges related to the redemption of the 2019 notes and the loss incurred as a result of the devaluation in Venezuela, both of which had no related tax benefits.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests for 2013 increased by $0.2 million when compared to 2012.

Net Income Attributable to Arcos Dorados Holdings Inc.

As a result of the foregoing, net income attributable to Arcos Dorados Holdings Inc. decreased by $60.5 million, or 52.9%, to $53.9 million in 2013, as compared to 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

In January 2013, we made certain organizational changes in the structure of our geographical divisions in order to balance their relative weight in terms of number of restaurants and revenues. As a result of the reorganization effective January 1, 2013, Colombia and Venezuela became part of the Caribbean division with headquarters located in Colombia. For purposes of this annual report on Form 20-F, we have restated the discussion of our financial condition and results of operations for fiscal year 2012 compared to fiscal year 2011 by applying the structure prevailing as of the date of this annual report on Form 20-F on a retroactive basis.

Set forth below are our results of operations for the years ended December 31, 2012 and 2011.

	For the Years Ended December 31,
	2012	2011	% Increase (Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$3,634,371	$3,504,128	3.7%
Revenues from franchised restaurants	163,023	153,521	6.2
Total revenues	3,797,394	3,657,649	3.8
Company-operated restaurant expenses:
Food and paper	(1,269,146)	(1,216,141)	4.4
Payroll and employee benefits	(753,120)	(701,278)	7.4
Occupancy and other operating expenses	(984,004)	(918,102)	7.2
Royalty fees	(180,547)	(170,400)	6.0
Franchised restaurants – occupancy expenses	(56,057)	(51,396)	9.1
General and administrative expenses	(314,619)	(334,914)	(6.1)
Other operating expenses, net	(3,261)	(14,665)	(77.8)
Total operating costs and expenses	(3,560,754)	(3,406,896)	4.5
Operating income	236,640	250,753	(5.6)
Net interest expense	(54,247)	(60,749)	(10.7)
Loss from derivative instruments	(891)	(9,237)	(90.4)
Foreign currency exchange results	(18,420)	(23,926)	(23.0)
Other non-operating (expenses) income, net	(2,119)	3,562	(159.5)
Income before income taxes	160,963	160,403	0.3
Income tax expense	(46,375)	(44,603)	4.0
Net income	114,588	115,800	(1.0)
Less: Net income attributable to non-controlling interests	(256)	(271)	(5.5)
Net income attributable to Arcos Dorados Holdings Inc.	$114,332	$115,529	(1.0)%

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2012 and 2011.

Systemwide Restaurants	For the Years Ended December 31,
	2012	2011
Systemwide restaurants at beginning of period	1,840	1,755
Restaurant openings	130	101
Restaurant closings	(22)	(16)
Systemwide restaurants at end of period	1,948	1,840

Company-operated Restaurants	For the Years Ended December 31,
	2012	2011
Company-operated restaurants at beginning of period	1,358	1,292
Restaurant openings	99	79
Restaurant closings	(16)	(15)

Company-operated Restaurants	For the Years Ended December 31,
	2012	2011
Net conversions of franchised restaurants to Company-operated restaurants	12	2
Company-operated restaurants at end of period	1,453	1,358

Franchised Restaurants	For the Years Ended December 31,
	2012	2011
Franchised restaurants at beginning of period	482	463
Restaurant openings	31	22
Restaurant closings	(6)	(1)
Net conversions of franchised restaurants to Company-operated restaurants	(12)	(2)
Franchised restaurants at end of period	495	482

Key Business Measures

We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth. Unless otherwise stated, comparable sales growth, average restaurant sales and sales growth are presented on a systemwide basis.

Comparable Sales

For the Year Ended December 31, 2012
Arcos Dorados
Systemwide comparable sales growth	9.2%
Company-operated comparable sales growth	9.0
Franchised comparable sales growth	9.5

Systemwide Comparable Sales Growth by Division
Brazil	5.2%
Caribbean division	13.3
NOLAD	4.4
SLAD	19.9

Company-operated Comparable Sales Growth by Division
Brazil	4.8%
Caribbean division	11.7
NOLAD	4.5
SLAD	19.3

Franchised Comparable Sales Growth by Division
Brazil	6.1%
Caribbean division	17.0
NOLAD	4.1
SLAD	24.4

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

Sales Growth

	For the Year Ended December 31, 2012
	(in nominal terms)	(in constant currency)
Brazil	(4.6)%	11.4%
Caribbean division	14.2	14.6
NOLAD	5.9	9.9
SLAD	15.4	24.0
Total Systemwide Sales Growth	3.6%	14.0%

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

Revenues

	For the Years Ended December 31,
	2012	2011	% Increase (Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated Restaurants
Brazil	$1,717,761	$1,811,390	(5.2)%
Caribbean division	706,990	621,947	13.7
NOLAD	364,588	336,004	8.5
SLAD	845,032	734,787	15.0
Total	3,634,371	3,504,128	3.7
Revenues from Franchised Restaurants
Brazil	79,795	79,434	0.5%
Caribbean division	47,740	42,034	13.6
NOLAD	19,453	19,261	1.0
SLAD	16,035	12,792	25.4
Total	163,023	153,521	6.2
Total Revenues
Brazil	1,797,556	1,890,824	(4.9)%
Caribbean division	754,730	663,981	13.7
NOLAD	384,041	355,265	8.1
SLAD	861,067	747,579	15.2
Total	$3,797,394	$3,657,649	3.8

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

In Brazil, sales by Company-operated restaurants decreased by $93.6 million, or 5.2%, to $1,717.8 million. The driver of the decrease was the depreciation of the real against the U.S. dollar, which caused sales to decrease by $290.1 million. In constant currency, sales increased by 10.8% mainly as a result of 79 net restaurant openings and the conversion of one franchised restaurant into a Company-operated restaurant since January 1, 2011, which contributed $110.1 million to the increase in sales in Brazil. In addition, 4.8% growth in comparable sales contributed $86.3 million to the increase. Average check growth represented 84.9% of comparable sales growth and the rest resulted from increased traffic. Average check growth resulted primarily from price increases, while the increase in traffic was primarily driven by our Big Pleasures, Small Prices value menu program.

In the Caribbean division, sales by Company-operated restaurants increased by $85.0 million, or 13.7%, to $707.0 million. The main driver of this increase was 11.7% growth in comparable sales, which represented $71.3 million. Average check was the driver of comparable sales growth and it resulted from price increases. In addition, the net opening of 20 restaurants and the conversion of 3 franchised restaurants into Company-operated restaurants since January 1, 2011 contributed $17.1 million to the increase in sales. This was partially offset by the depreciation of the European euro, which is the local currency in several of our Territories in the Caribbean, against the U.S. dollar, which caused sales to decrease by $3.3 million.

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

In SLAD, sales by Company-operated restaurants increased by $110.2 million, or 15.0%, to $845.0 million. The 19.3% growth in comparable sales, which resulted primarily from a higher average check coming from price increases, caused sales to increase by $142.1 million. In addition, the net opening of 30 Company-operated restaurants and the conversion of 3 franchised restaurants into Company-operated restaurants since January 1, 2011 resulted in a sales increase of $30.0 million. This was partially offset by the depreciation of some currencies in the region against the U.S. dollar, which offset the increase in sales by $61.9 million.

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

In Brazil, revenues from franchised restaurants increased by $0.4 million, or 0.5%, to $79.8 million primarily as a result of 36 net franchised restaurant openings, which were partly offset by the conversion of one franchised restaurant into a Company-operated restaurant, since January 1, 2011, and comparable sales growth of 6.1%, which explained $5.8 million and $4.8 million of the increase, respectively. In addition, increased rental income resulted in increased revenues from franchised restaurants of $3.2 million. This was partially offset by the depreciation of the real against the U.S. dollar by $13.5 million.

In the Caribbean division, revenues from franchised restaurants increased by $5.7 million, or 13.6%, to $47.7 million. This increase is mainly explained by comparable sales growth of 17.0%, which represented $6.9 million. This was partially offset by lower rental income by $0.7 million and the impact of the closing of 3 restaurants as well as the conversion of 3 franchised restaurants into Company-operated restaurants since January 1, 2011, which caused revenues to decrease $0.4 million.

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

In SLAD, revenues from franchised restaurants increased by $3.2 million, or 25.4%, to $16.0 million. This growth mainly resulted from a comparable sales growth of 24.4%, which represented $2.9 million. In addition, the net openings of 4 restaurants partially offset by the conversion of 3 franchised restaurants into Company-operated restaurants since January 1, 2011 and higher rental income caused revenues to increase by $0.7 million and $0.9 million, respectively. The depreciation of some currencies in the region against the U.S. dollar represented a decrease in revenues of $1.3 million.

Operating Costs and Expenses

Food and Paper

Our total food and paper costs increased by $53.0 million, or 4.4%, to $1,269.1 million in 2012, as compared to 2011. As a percentage of our total sales by Company-operated restaurants, food and paper costs increased by 0.2 percentage points to 34.9% primarily due to the depreciation of most currencies in the Territories against the U.S. dollar, as approximately 30% of our food and paper raw materials (excluding toys) and 100% of our Happy Meal toys are imported and paid for in U.S. dollars while our revenues are generated in local currencies.

In Brazil, food and paper costs decreased by $24.1 million, or 4.2%, to $551.4 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 0.3 percentage points to 32.1%, primarily as a result of the depreciation of the Brazilian real against the U.S. dollar, as approximately 19% of food and paper costs are imported.

In the Caribbean division, food and paper costs increased by $31.4 million, or 13.2%, to $269.9 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.2 percentage points to 38.2%, mainly as a result of price increases above cost increases in Venezuela.

In NOLAD, food and paper costs increased by $10.2 million, or 7.2%, to $151.8 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.5 percentage points to 41.6%, resulting primarily from average check increases higher than the increase in costs in Costa Rica and Panama, coupled with efficiencies.

In SLAD, food and paper costs increased by $35.7 million, or 13.7%, to $296.1 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.4 percentage points to 35.0%, mostly as a result of cost increases lower than the increase in the average check in Argentina.

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

In the Caribbean division, payroll and employee benefits costs increased by $13.6 million, or 10.5%, to $143.6 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased 0.6 percentage points to 20.3% as a result of a reduction in overtime costs and the closing of 7 under-performing restaurants with higher than average payroll costs.

In NOLAD, payroll and employee benefits costs increased by $5.7 million, or 10.6%, to $59.1 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 0.3 percentage points to 16.2%, resulting from the average check increasing at a lower rate than wages in Panama and Costa Rica. This was partially offset by an increase in operational efficiency and the depreciation of the Mexican peso against the U.S. dollar, which contributed to a decrease in payroll costs of $2.0 million.

In SLAD, payroll and employee benefits costs increased by $32.5 million, or 20.0%, to $195.0 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits increased 1.0 percentage points to 23.1% as a result of salary increases higher than increases in our average check. This was partially offset by an increase in operational efficiency.

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

In Brazil, occupancy and other operating expenses decreased by $9.6 million, or 1.9%, to $483.4 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 0.9 percentage points to 28.1%, mainly due to an increase in outside services.

In the Caribbean division, occupancy and other operating expenses increased by $27.2 million, or 16.1%, to $196.4 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 0.6 percentage points to 27.8% as a result of higher rent expense due to new store openings with higher average rent and higher depreciation expense.

In NOLAD, occupancy and other operating expenses increased by $9.5 million, or 8.5%, to $120.7 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses remained unchanged at 33.1 percentage points.

In SLAD, occupancy and other operating expenses increased by $30.3 million, or 16.8%, to $211.3 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 0.4 percentage points to 25.0% mainly due to higher outside services, maintenance and repair expenses and higher preopening costs.

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

In the Caribbean division, royalty fees decreased by $0.7 million, or 2.3%, to $29.6 million in 2012, as compared to 2011, due to the relief granted by McDonald’s Corporation in Venezuela.

In NOLAD, royalty fees increased by $1.3 million, or 8.3%, to $17.6 million in 2012, as compared to 2011, in line with the increase in sales by Company-operated restaurants.

In SLAD, royalty fees increased by $5.6 million, or 15.7%, to $41.3 million in 2012, as compared to 2011. As a percentage of sales by Company-operated restaurants, royalty fees remained unchanged at 4.9%.

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

In the Caribbean division, occupancy expenses from franchised restaurants increased by $0.6 million, or 5.3%, to $12.4 million in 2012, as compared to 2011. This is mainly explained by higher rent expense for leased properties as a consequence of the increase in sales from franchised restaurants and higher depreciation expense, partially offset by the abovementioned lower allowance for doubtful accounts in Puerto Rico.

In NOLAD, occupancy expenses from franchised restaurants decreased by $0.3 million, or 2.7%, to $10.4 million in 2012, as compared to 2011, primarily from a partial reversal of allowances for doubtful accounts in Mexico.

In SLAD, occupancy expenses from franchised restaurants decreased by $0.9 million, or 22.7%, to $3.0 million in 2012, as compared to 2011. This resulted mainly from the reversal of allowances for doubtful accounts in Chile.

Set forth below are the margins for our franchised restaurants in 2012, as compared to 2011. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Years Ended December 31,
	2012	2011
Brazil	58.9%	64.2%
Caribbean Division	74.1	72.1
NOLAD	46.4	44.3
SLAD	81.5	70.1
Total	65.6%	66.5%

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

In the Caribbean division, general and administrative expenses increased by $4.9 million, or 9.6%, to $55.9 million in 2012, as compared to 2011. This increase was mostly due to higher payroll costs, mainly related to salary increases due to inflation in Venezuela, which explained $5.7 million. This was partially offset by lower other general expenses and the depreciation of the European euro against the U.S. dollar, which contributed $0.4 million and $0.3 million to the decrease in expenses, respectively.

In NOLAD, general and administrative expenses decreased by $3.5 million, or 12.6%, to $24.5 million in 2012, as compared to 2011. This decrease was due in part to lower payroll costs, which explained $1.5 million. In addition, the depreciation of the local currency in Mexico against the U.S. dollar contributed to a decrease in general and administrative expenses of $1.3 million.

In SLAD, general and administrative expenses decreased by $2.7 million, or 6.7%, to $37.1 million in 2012, as compared to 2011, primarily as a result of the depreciation of some local currencies in the region against the U.S. dollar, which caused general and administrative expenses to decrease by $2.2 million, coupled with lower professional services by $1.3 million and lower occupancy expenses amounting to $0.4 million. This was partially offset by higher payroll costs of $1.3 million, mainly in Argentina.

General and administrative expenses for Corporate and others decreased by $14.4 million, or 12.1%, to $104.2 million in 2012, as compared to 2011. This decrease was mostly due to a decrease in stock-based compensation expense of $30.9 million as a consequence of the variation in our stock price from period to period and the depreciation of most local currencies in the Territories against the U.S. dollar, which explained $9.3 million. This was partially offset by higher payroll costs due to salary increases linked to Argentina’s inflation, as our corporate headquarters are located in Argentina, amounting to $13.1 million and higher professional services expenses related to our ongoing systems integration and shared service center implementation throughout the region, which increased by $12.9 million.

Other Operating Expenses, Net

Other operating expenses, net decreased by $11.4 million, to $3.3 million in 2012, as compared to 2011. This decrease was primarily attributable to the recovery of Brazilian tax credits in 2012 totaling $12.0 million.

Operating Income

	For the Years Ended December 31,
	2012	2011	% Increase (Decrease)
	(in thousands of U.S. dollars)
Brazil	$193,339	$246,926	(21.7)%
Caribbean division	40,692	32,475	25.3
NOLAD	(5,557)	(8,709)	36.2
SLAD	74,824	62,094	20.5
Corporate and others and purchase price allocation	(66,658)	(82,033)	18.7
Total	$236,640	$250,753	(5.6)%

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

Foreign Currency Exchange Results

Foreign currency exchange results improved by $5.5 million, to a $18.4 million loss in 2012, as compared to 2011. This was mainly a consequence of the decreased depreciation of the Brazilian real against the U.S. dollar as well as decreased exposure to foreign currency exchange risk in 2012 when compared to 2011, partially offset by higher losses incurred in the acquisition of U.S. dollars in Venezuela.

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

Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period during the term of the MFAs. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable three-year period, while the reinvestment plan specifies the amount we must spend reimaging or upgrading restaurants during the applicable three-year period. As part of the reinvestment plan with respect to the three-year period that commenced on January 1, 2014, we must reinvest an aggregate of at least $180 million in the Territories. In addition, we have committed to open 250 new restaurants during the current three-year restaurant opening plan. We estimate that the cost to comply with our restaurant opening commitments under the MFAs from 2014 through 2016 will be between $175 million and $350 million, depending on, among other factors, the type and location of restaurants we open. We expect to fund these commitments using cash flow from operations and possible future debt and/or equity financings.

Our management believes that our sources of liquidity and capital resources, including working capital, are adequate for our present requirements and business operations and will be adequate to satisfy our presently anticipated requirements during at least the next twelve months for working capital, capital expenditures and other corporate needs.

Overview

Net cash provided by operations was $217.0 million in 2013, compared to $230.1 million in 2012. Our investing activities program increased by $4.2 million in 2013 to $310.7 million. Cash provided by financing activities increased by $11.7 million, from an inflow of $90.6 million in 2012 to an inflow of $102.3 million in 2013. This was mainly as a result of the issuance of the 2023 notes for $378.4 million, higher issuance of short-term debt for $8.9 million, higher issuance of long-term debt for $5.4 million and lower dividend payments of $12.5 million. This was partially offset by a decrease related to the issuance of the 2016 notes of $149.7 million, higher net payments of derivative instruments of $5.7 million and the purchase and call of 2019 notes for $237.0 million in 2013.

Net cash provided by operations was $230.1 million in 2012, compared to $261.6 million in 2011. Our investing activities program decreased by $13.7 million in 2012 to $306.4 million. Cash provided by financing activities increased by $55.0 million, from an inflow of $35.7 million in 2011 to an inflow of $90.6 million in 2012. This was mainly a consequence of the partial redemption of the 2019 notes for $152.0 million in 2011, lower net payments of derivative instruments of $114.6 million, the split-off of the Axionlog business for $35.4 million in 2011, lower settlements of short-term debt for $10.7 million and lower dividend payments of $6.6 million. This was partially offset by the issuance of class A shares in connection with the initial public offering with net proceeds amounting to $152.3 million in 2011, a decrease related to the issuance of the 2016 notes of $105.4 million and a decrease in the collection of collateral deposits of $15.0 million.

At December 31, 2013, our total financial debt was $785.0 million, consisting of $7.5 million in short-term debt, $775.9 million in long-term debt (of which $468.5 million related to the 2023 notes, including the original issue discount, and $287.5 million related to the 2016 notes), and $1.6 million related to the fair market value of our outstanding derivative instruments (net of the asset portion amounting to $0.5 million).

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

Cash and cash equivalents was $175.6 million at December 31, 2013 and $184.9 million at December 31, 2012.

Comparative Cash Flows

The following table sets forth our cash flows for the periods indicated:

	For the Years Ended December 31,
	2013	2012	2011
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$217,014	$230,113	$261,624
Net cash used in investing activities	(310,655)	(306,421)	(320,132)
Net cash provided by financing activities	102,302	90,646	35,673
Effect of exchange rate changes on cash and cash equivalents	(17,864)	(5,788)	(8,963)
(Decrease) increase in cash and cash equivalents	$(9,203)	$8,550	$(31,798)

Operating Activities

	For the Years Ended December 31,
	2013	2012	2011
	(in thousands of U.S. dollars)
Net income attributable to Arcos Dorados Holdings Inc.	$53,854	$114,332	$115,529
Non-cash charges and credits	186,980	131,958	137,970
Changes in assets and liabilities	(23,820)	(16,177)	8,125
Net cash provided by operating activities	$217,014	$230,113	$261,624

For the year ended December 31, 2013, net cash provided by operating activities was $217.0 million, compared to $230.1 million in 2012. The $13.1 million decrease is mainly attributable to lower net income adjusted for non-cash charges ($5.5 million) and to a negative change in assets and liabilities ($7.6 million).

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

The following table presents our cash used in investing activities by type:

	For the Years Ended December 31,
	2013	2012	2011
	(in thousands of U.S. dollars)
Property and equipment expenditures	$(313,462)	$(294,478)	$(319,859)
Purchases of restaurant businesses	(324)	(6,004)	(5,993)
Proceeds from sales of property and equipment	7,751	6,643	9,778
Proceeds from sales of restaurant businesses	6,452	—	903
Loans to related parties	(2,000)	(7,000)	—
Others, net	(9,072)	(5,582)	(4,961)
Net cash used in investing activities	$(310,655)	$(306,421)	$(320,132)

The following table presents our property and equipment expenditures by type:

	For the Years Ended December 31,
	2013	2012	2011
	(in thousands of U.S. dollars)
New restaurants	$157,901	$177,329	$139,647
Existing restaurants	63,421	79,717	139,140
Other(1)	92,140	37,432	41,072
Total property and equipment expenditures	$313,462	$294,478	$319,859

(1)	Primarily corporate equipment and other office related expenditures. For 2013, includes a real estate purchase in Venezuela.

In 2013, net cash used in investing activities was $310.7 million, compared to $306.4 million in 2012. This $4.2 million increase was primarily attributable to higher property and equipment expenditures ($19.0 million), partially offset by higher proceeds from the sale of restaurant businesses and property and equipment (totaling $7.6 million), lower purchases of restaurant businesses ($5.7 million) and lower loans granted to related parties ($5.0 million).

Property and equipment expenditures increased by $19.0 million, from $294.5 million in 2012 to $313.5 million in 2013. The increase in property and equipment expenditures is explained by an increase in other property and equipment expenditures totaling $54.7 million, primarily due to a real estate purchase in Venezuela. This increase was partially offset by a lower investment in new restaurants ($19.4 million) as well as in existing restaurants ($16.3 million), mainly due to the depreciation of local currencies against the U.S. dollar. In 2013, we opened 130 restaurants and closed 16 restaurants.

Proceeds from sales of restaurant businesses reached $6.5 million in 2013, compared to no proceeds in 2012, mainly as a result of the conversion of company-operated restaurants into franchised restaurants in Venezuela and Argentina.

Proceeds from sales of property and equipment increased by $1.1 million to $7.8 million in 2013, as compared to 2012, primarily as a consequence of higher sales, mainly in Chile and Mexico ($1.7 million and $0.9 million, respectively), partially offset by lower sales in Argentina and Brazil ($0.8 million and $0.6 million, respectively).

In addition, in 2013 and 2012 we used $0.3 million and $6.0 million, respectively, to convert franchised restaurants into Company-operated restaurants, mainly due to lower purchases in Colombia, Mexico and Puerto Rico ($2.6 million, $1.8 million and $1.6 million, respectively).

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

Financing Activities

	For the Years Ended December 31,
	2013	2012	2011
	(in thousands of U.S. dollars)
Purchase and call of 2019 notes	$(237,006)	$—	$(152,005)
Issuance of 2023 notes	378,409	—	—
Net payments of derivative instruments	(9,975)	(4,322)	(118,932)
Net short-term borrowings	8,743	(157)	(10,871)
Collateral deposits	—	—	15,000
Split-off of Axionlog business	—	—	(35,425)
Issuance of class A shares in connection with the initial public offering	—	—	152,281
Issuance of the 2016 notes	—	149,658	255,102
Issuance of other long-term debt	8,483	3,073	—
Distribution of dividends to our shareholders	(37,527)	(50,036)	(56,627)
Other financing activities	(8,825)	(7,570)	(12,850)
Net cash provided by financing activities	$102,302	$90,646	$35,673

Net cash provided by financing activities was $102.3 million in 2013, compared to $90.6 million provided in 2012. The $11.7 million increase in the amount of cash provided by financing activities was primarily attributable to the issuance of the 2023 notes for $378.4 million, lower dividend payments for $12.5 million, higher issuance of short-term debt for $8.9 million and higher issuance of long-term debt for $5.4 million, partially offset by the issuance of the 2016 notes for $149.7 million in 2012, the purchase and call of 2019 notes in 2013 for $237.0 million and higher payments of derivative instruments for $5.7 million.

Net cash provided by financing activities was $90.6 million in 2012, compared to $35.7 million provided in 2011. The $55.0 million increase in the amount of cash provided by financing activities was primarily attributable to the partial redemption of the 2019 notes for $152.0 million in 2011, lower net payments of derivative instruments for $114.6 million, the split-off of the Axionlog business for $35.4 million in 2011, lower dividend payments for $6.6 million and lower settlements of short-term debt for $10.7 million, partially offset by the issuance of class A shares in connection with the initial public offering, with net proceeds amounting to $152.3 million, in 2011, a decrease related to the issuance of the 2016 notes of $105.4 million and a decrease in the collection of collateral deposits of $15.0 million.

See Note 27 to our consolidated financial statements for details about changes in our borrowings subsequent to December 31, 2013.

Revolving Credit Facility

On August 3, 2011, our subsidiary, Arcos Dorados B.V., entered into a committed revolving credit facility with Bank of America, N.A., as lender, for $50 million. On August 2, 2013, Arcos Dorados B.V. renewed the revolving credit facility for $75 million maturing on August 3, 2015. The obligations of Arcos Dorados B.V. under the revolving credit facility are jointly and severally guaranteed by certain of our subsidiaries on an unconditional basis. This revolving credit facility will permit us to borrow money from time to time to cover our working capital needs and for other lawful general corporate purposes.

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

As of December 31, 2013, no amounts were due on the revolving credit facility.

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

The 2016 notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our subsidiaries. The 2016 notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of our and the guarantors’ existing and future secured indebtedness to the extent of the value of our assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of our subsidiaries that are not guarantors.

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

2019 Notes

In October 2009, our subsidiary, Arcos Dorados B.V., issued senior notes for an aggregate principal amount of $450 million under an indenture dated October 1, 2009, which we refer to as the 2019 notes. Prior to their redemption in December 2013, the 2019 notes were scheduled to mature on October 1, 2019 and bore interest of 7.5% per year. Interest was paid semiannually on April 1 and October 1.

The 2019 notes were redeemable at the option of Arcos Dorados B.V. at any time at the applicable redemption prices set forth in the indenture. On June 13, 2011, Arcos Dorados B.V. exercised its option to redeem on July 18, 2011 a total of $141.4 million aggregate principal amount of the 2019 notes at a redemption price of 107.5% of the principal amount plus accrued and unpaid interest from April 1, 2011 to the redemption date. Following the redemption, a total of $308.6 million of the aggregate principal amount of the 2019 notes remained outstanding.

On September 10, 2013, we announced the commencement of a tender offer, exchange offer and consent solicitation to purchase for cash any and all of the properly tendered (and not validly withdrawn) outstanding 2019 notes of Arcos Dorados B.V. (the “Tender Offer”) and to exchange for the 2023 notes (described below) any and all of Arcos Dorados B.V.’s properly tendered (and not validly withdrawn) 2019 notes (the “Exchange Offer,” and together with the Tender Offer, the “Tender and Exchange Offer”).

In conjunction with the Tender and Exchange Offer, Arcos Dorados B.V. solicited consents to certain proposed amendments to the indenture under which the 2019 notes were issued. The proposed amendments eliminated Arcos Dorados B.V.’s obligations to comply with substantially all of the restrictive covenants contained in the indenture governing the 2019 notes. Adoption of the proposed amendments required the consent of holders of 2019 notes representing at least a majority in aggregate principal amount of the outstanding 2019 notes held by persons other than Arcos Dorados B.V. and its affiliates. Each holder tendering 2019 notes that were not validly withdrawn was deemed to have consented to the proposed amendments.

As a result of the Tender and Exchange Offer, we canceled $118.4 million of the 2019 notes pursuant to the Tender Offer and $90.0 million of the 2019 notes pursuant to the Exchange Offer on September 27, 2013. We subsequently canceled $0.5 million of the 2019 notes pursuant to the Exchange Offer on October 9, 2013.

On December 17, 2013, Arcos Dorados B.V. exercised its option to redeem all ($99.8 million) of the outstanding principal amount of the 2019 notes at a redemption price of 109.129% of the principal amount plus accrued and unpaid interest to the redemption date. The aggregate amount paid to redeem the notes was $108.9 million, plus accrued and unpaid interest to the redemption date. Following the redemption, there are no 2019 notes outstanding.

See Note 11 to our consolidated financial statements for details about the impact of the aforementioned transaction on our income statement.

2023 Notes

In September 2013, we issued senior notes for an aggregate principal amount of $473.8 million under an indenture dated September 27, 2013, which we refer to as the 2023 notes. The total aggregate principal amount of the 2023 notes consists of $375 million issued for cash and $98.8 million issued in exchange for 2019 notes. The 2023 notes mature on September 27, 2023 and bear interest of 6.625% per year. Interest is paid semiannually on March 27 and September 27. The proceeds from the issuance of the 2023 notes were used to pay the principal and premium on the 2019 notes in connection with the Tender and Exchange Offer, to repay certain of our short-term indebtedness with Banco Itau BBA S.A., to unwind a cross-currency interest rate swap with Bank of America, N.A. and for general corporate purposes.

The 2023 notes are redeemable at our option at any time at the applicable redemption price set forth in the indenture.

The 2023 notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our subsidiaries. The 2023 notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of our and the guarantors’ existing and future secured indebtedness to the extent of the value of our assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of our subsidiaries that are not guarantors.

The indenture governing the 2023 notes limits our and our subsidiaries’ ability to, among other things, (i) create liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the 2023 notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2023 notes to be due and payable immediately.

The 2023 notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

We may issue additional 2023 notes from time to time pursuant to the indenture governing the 2023 notes.

C.	Research and Development, Patents and Licenses, etc.

We have not had significant research and development activities for the past three years because we rely primarily on McDonald’s research and development. McDonald’s operates research and development facilities in the United States, Europe and Asia, and independent suppliers also conduct research activities that benefit McDonald’s and us. Nevertheless, we have developed certain menu items, such as bone-in-chicken, Pão na Chapa (in Brazil), Angus BBQ Chipotle (in Mexico) and dessert items, such as McFlurry Lingua de gato (in Brazil) and Fried Yuca sticks (in Colombia), to better tailor our product offerings to local tastes and to provide our customers with additional food options.

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

•
Product offerings: Our beverages, core meals, desserts, breakfast, reduced calorie and sodium products, and value menu item offerings have been popular among customers and—combined with our revenue management—have helped us remain relevant with our customers.

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

•
Controlled general and administrative costs to support future growth: Our business grew at a very rapid pace during our first years of operation and we experienced increasing general and administrative expenses in order to support and prepare for our future growth. However, during the past two years, general and administrative expenses decreased by 128 basis points as a percentage of total revenues and we expect this trend to continue in the near future.

•
Increased volatility of foreign exchange rates and impact of currency controls: Our results of operations have been impacted by increased volatility in foreign exchange rates in many of the Territories as well as currency controls in Venezuela and Argentina. We expect that foreign exchange rates will continue to be an important factor affecting our foreign currency exchange results and the “Accumulated other comprehensive loss” component of shareholders’ equity and, consequently, our results of operations and financial condition. In addition, the currency controls in Venezuela and Argentina have also negatively impacted our business and results of operations. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls.” See Note 27 to our consolidated financial statements for details about the announcements made by the Venezuelan government and the devaluation in Argentina subsequent to December 31, 2013.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table presents information relating to our contractual obligations as of December 31, 2013.

	Payment Due by Period
Contractual Obligations	Total	2014	2015	2016	2017	2018	Thereafter
	(in thousands of U.S. dollars)
Capital lease obligations(1)	$10,458	$1,794	$1,919	$839	$721	$687	$4,498
Operating lease obligations	1,157,184	156,577	144,523	131,147	119,538	103,205	502,194
Contractual purchase obligations(2)	189,114	118,506	29,078	26,707	13,629	1,194	—
2016 notes(1)	373,634	29,291	29,291	315,052	—	—	—
2023 notes(1)	787,637	31,387	31,387	31,387	31,387	31,387	630,702
Other long-term borrowings(1)	14,856	4,819	6,825	3,212	—	—	—
Derivative instruments	1,558	2,048	(3,153)	(2,645)	(2,200)	(1,843)	9,351
Total	$2,534,441	$344,422	$239,870	$505,699	$163,075	$134,630	$1,146,745

(1)	Includes interest payments.

(2)
Includes automatic annual renewals, which contains only enforceable and legally binding unconditional obligations corresponding to prevailing agreements without considering future undefined renewals when the agreement is cancellable by the Company. This type of purchase obligation represents $43.5 million of contractual obligations for 2014 only.

The table set forth above excludes projected payments on our restaurant opening and reinvestment plans pursuant to the MFAs in respect of which we do not yet have any contractual commitments.

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors

Our Board of Directors consists of ten members, four of whom are independent directors. In case of a tie vote by the Board of Directors, the Chairman will have the deciding vote. Our memorandum and articles of association authorize us to have eight members, and the number of authorized members may be increased or decreased by a resolution of shareholders or by a resolution of directors. On November 1, 2012 and August 2, 2013, respectively, our Board of Directors passed resolutions increasing the number of authorized members of our Board of Directors to nine and ten.

Pursuant to our articles of association, our Board of Directors is divided into three classes. There is no distinction in the voting or other powers and authorities of directors of different classes. The members of each class serve staggered, three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of shareholders in the year in which their term expires. At our most recent annual general meeting of shareholders, held on April 21, 2014, our shareholders re-elected Mr. Sergio Alonso, Mr. Michael Chu, Mr. José Alberto Vélez and Mr. José Fernández to serve as Class III directors.

The classes are currently composed as follows:

•	Mr. Staton, Mr. Lemonnier and Mr. Elias Ayub are Class I directors, whose term will expire at the annual meeting of shareholders to be held in 2015;

•	Mr. Hernández-Artigas and Ms. Franqui and Mr. Ramírez are Class II directors, whose term will expire at the annual meeting of shareholders to be held in 2016; and

•	Mr. Alonso, Mr. Chu, Mr. Vélez and Mr. Fernández are Class III directors, whose term will expire at the annual meeting of shareholders to be held in 2017.

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

The following table presents the names of the members of our Board of Directors.

Name	Position	Age
Woods Staton	Chairman and CEO	64
Sergio Alonso	Chief Operating Officer	51
Germán Lemonnier	Chief Financial Officer	51
Annette Franqui	Director	52
Carlos Hernández-Artigas	Director	50
Michael Chu	Director	65
José Alberto Vélez	Director	64
Alfredo Elias Ayub	Director	64
Alejandro Ramírez Magaña	Director	41
José Fernández	Director	52

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

Michael Chu. Mr. Chu has been an independent member of our board of directors since April 2011 and is a member of our Audit Committee. He graduated with honors from Dartmouth College in 1968 and received an M.B.A. with highest distinction from the Harvard Business School in 1976. From 1989 to 1993, Mr. Chu served as an executive and limited partner in the New York office of the private equity fund Kohlberg Kravis Roberts & Co. From 1993 to 2000, Mr. Chu was with ACCION International, a nonprofit corporation dedicated to microfinance, where he served as President and CEO. Mr. Chu currently holds an appointment as Senior Lecturer at the Harvard Business School and is Managing Director and co-founder of the IGNIA Fund, an investment firm dedicated to investing in commercial enterprises serving low-income populations in Mexico. He was a founding partner of, and continues to serve as Senior Advisor to, Pegasus Group, a private equity firm in Buenos Aires.

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

Alejandro Ramírez Magaña. Mr. Ramírez has been an independent member of our board of directors since November 1, 2012 and is a member of our Audit Committee. Mr. Ramírez holds an MBA from Harvard Business School, a Master of Sciences in Development Economics from the University of Oxford and a Bachelor of Arts in Economics from Harvard University. Mr. Ramírez is the General Director of Cinépolis, the largest cineplex chain in Latin America and the fourth largest in the world. He recently co-chaired the 2012 Annual Meeting of the World Economic Forum and was also appointed by former Mexican President Calderón as Chair of the G20’s Business Summit (B20), in Mexico in June 2012. He currently serves as committee advisor for the World Bank and the United Nation Development Programme (UNDP). In 2005, he was also appointed as “Young Global Leader” by the Davos World Economic Forum in Switzerland.

José Fernández. Mr. Fernandez has been a member of our board of directors since October 1, 2013. Mr. Fernández previously acted as the Divisional President of operations for SLAD. Mr. Fernández is a Mechanical Engineer from Instituto Tecnológico Buenos Aires and began his career at McDonald’s in 1986. He held the positions of Development Director, Development Vice President and Managing Director of McDonald’s Argentina before becoming the Divisional President of operations of SLAD.

Executive Officers

Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Mr. Staton, our CEO and Chairman of the Board, with broad experience in development, revenue, supply chain management, operations, finance, marketing, legal affairs, human resources, communications and training. Most of our executive officers have worked in the food service industry for several years. Many of the members of the management team have a long history with McDonald’s operations in Latin America and the Caribbean and with Mr. Staton, and have worked together as a team for many years. Our executive officers were appointed by our Board of Directors for an indefinite term.

The following table lists our current executive officers:

Name	Position	Initial Year of Appointment
Woods Staton	Chairman and CEO	2007
Sergio Alonso	Chief Operating Officer	2007
Germán Lemonnier	Chief Financial Officer	2007
Juan David Bastidas	Chief Legal Counsel	2010
José Valledor Rojo	Divisional President—Brazil	2011
Alejandro Yapur	Divisional President—SLAD	2013
Marcelo Rabach	Divisional President—NOLAD	2013
Sebastian Magnasco	Vice President of Development	2007
Raul Mandía	Vice President of Marketing	2007
Pablo Rodriguez de la Torre	Vice President of Human Resources	2008
Horacio Sbrolla	Vice President of Supply Chain	2007
Marlene Fernandez	Vice President of Government Relations	2011

The following is a brief summary of the business experience of our executive officers who are not also directors. Unless otherwise indicated, the current business addresses for our executive officers is Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB) and Juncal 1408, Oficina 404, CP 11000, Montevideo, Uruguay.

Juan David Bastidas. Mr. Bastidas, 46, is our Chief Legal Counsel. He attended Universidad Pontificia Bolivariana in Colombia in 1989, where he received a Law Degree. In 1990, he graduated as a Business Law Specialist from the same university. He received an MBA from New York University in 1994. He has post-graduate studies in International Business (2000) from EAFIT in Colombia and Senior Management (2009) from Universidad de Los Andes in Colombia. Mr. Bastidas worked from 1994 to 1995 as an international operations lawyer for Banco Industrial Colombiano (Bancolombia). He served as General Counsel and Secretary of the board of directors of Interconexión Electrica S.A. E.S.P.–ISA from 1995 to 2010 before joining us in July 2010.

José Valledor Rojo. Mr. Valledor Rojo, 47, was promoted to the position of Divisional President in Brazil, effective August 1, 2011. Prior to his appointment as such, he was Regional Director for the Southern Cone. He joined us in 1990 as an assistant in the accounting department, and four years later he became Manager of that department. In 2005, he became Regional Operations Director, responsible for the markets of Uruguay, Paraguay and Argentina. Two years later, he became Argentina’s General Director while continuing to supervise the market operations in Uruguay, Chile and Paraguay. Mr. Valledor Rojo has a degree in Business Administration and a post-graduate degree from the Instituto de Altos Estudios (IAE) in Buenos Aires, Argentina.

Alejandro Yapur. Mr. Yapur, 45, was appointed Divisional President of SLAD. Previously, Mr. Yapur was the Managing Director of the Southern Cone Region. He graduated from the Universidad de Estudios Empresariales in Buenos Aires, and subsequently went on to earn a Master’s degree in Communications from Universidad Austral. Mr. Yapur has 26 years of experience in the Company and he began his career as a crew member of the first McDonald’s restaurant in Argentina.

Marcelo Rabach. Mr. Rabach, 43, is our Divisional President for NOLAD, and was, prior to his appointment as such, Vice President of Operations Development since 2012 and Divisional President in Brazil since 2008. He graduated with a degree in Business Administration from Universidad Argentina de la Empresa in 2002. He began his career at McDonald’s Argentina in 1990 and has over 17 years of line operations experience, starting as a crew employee and steadily advancing into larger operational roles. From 1999 until his appointment as McDonald’s Chief Operating Officer in Venezuela in 2005, Mr. Rabach was responsible for the operations, real estate, construction, human resources, local store marketing, and training and franchising of a region within Argentina, holding the positions of Operations Manager and Operations Director. He was the Chief Operating Officer in Venezuela from 2005 until 2008.

Sebastian Magnasco. Mr. Magnasco, 44, is our Vice President of Development and served, prior to his appointment as such, in the same capacity in SLAD. He graduated with a degree in Engineering from Instituto Tecnológico Buenos Aires, in 1990. He began his career at McDonald’s in 1994 and held the positions of Real Estate & Equipment Director of Argentina and IT, Real Estate and Equipment Director of Argentina until his appointment as Vice President of Development of SLAD in 2005.

Raul Mandía. Mr. Mandía, 52, is our Vice President of Marketing and served, prior to his appointment as such, in the same capacity in SLAD. He graduated with an associate degree in Accounting from Northern Virginia Community College, Virginia in 1988. Mr. Mandía also holds a Bachelor’s degree in accounting from Strayer College in Washington D.C. and a Master’s degree in taxation from Southeastern University in Washington D.C. He has also completed post graduate coursework from The Garvin School of International Management in Arizona and The Wharton School in Pennsylvania. He began his career at McDonald’s in 1991 as Finance Manager in Uruguay. In 2000, he became Director of Operations, Learning and Development in the Latin American group of McDonald’s corporate headquarters, and in 2002 he returned to McDonald’s Uruguay as Managing Director until he was appointed as Vice President of Marketing of SLAD in 2005.

Pablo Rodriguez de la Torre. Mr. Rodriguez, 49, joined the Company in April 2008 as Vice President of Human Resources. Mr. Rodriguez started his professional career in 1985 working for the Argentine law firm Estudio Costa & Asociados, specializing in labor law after having graduated with a degree in Law from Buenos Aires University in 1988. In 1999, Mr. Rodriguez joined Internet operator UOL International, where he held different senior positions, mainly in Human Resources, dealing with the company’s operations in the major Latin American countries, including assignments in Brazil and Mexico. In 2002, he joined Starwood Hotels & Resorts Worldwide Inc. as Vice President of Human Resources Latin America, based in Miami, where he stayed until joining Arcos Dorados.

Horacio Sbrolla. Mr. Sbrolla, 51, is our Vice President of Supply Chain and served, prior to his appointment as such, in the same capacity in SLAD. He graduated with a degree in Industrial Engineering from Instituto Tecnológico Buenos Aires, in 1986. He began his career at McDonald’s in 1988 as Equipment Manager of Argentina. In 2001, he became the Regional Leader for the implementation of the “ERP” solution within all Latin American markets and since 2002 was the Managing Director of Chile until his appointment as Vice President of Supply Chain of SLAD in 2005.

Marlene Fernandez. Ms. Fernandez, 52, was recently appointed our Vice President of Government Relations. Prior to joining us in 2009, she served as Executive Director of the Gallup Organization in Latin America and held various governmental positions, including member of Bolivia’s Chamber of Deputies, Bolivian Ambassador to the United States and Permanent Representative to the Organization of American States in Washington, D.C., the European Union and Italy. Ms. Fernandez graduated with a degree in Communications and Public Relations from John F. Kennedy University in Buenos Aires. She holds a Master of Science with a specialization in broadcast journalism from Boston University and has completed doctorate courses at Harvard University in Law and Diplomacy, Strategic Communications, Conflict Resolution and Negotiations in Conflict Areas.

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

As of December 31, 2013, 1,018,306 CADs were outstanding, as compared to 2,129,221 CADs as of December 31, 2012. During 2013, 1,022,347 CADs were exercised, and the total amount paid for these exercises was $7.9 million. A total of 88,568 CADs were forfeited during 2013. At December 31, 2013, we maintain a current payable of $4.9 million related to these exercises that is disclosed within “accrued payroll and other liabilities” in our balance sheet. See Note 16 to our consolidated financial statements for additional information.

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

Pursuant to the 2011 Plan, on May 10, 2013, we made the annual grants for 2013 to certain of our executive officers and other employees. The grants include 213,600 restricted share units and 431,726 stock options that will vest as follows: 40% on the second anniversary of the grant date and 20% on each of the following three anniversaries. Each stock option granted represents the right to acquire one class A share at a strike price of $14.31 (the closing price on the grant date), while each restricted share unit represents the right to receive one class A share when vested.

The maximum number of shares that may be issued under the 2011 Plan is 5,238,235 class A shares, equal to 2.5% of our total outstanding class A and class B shares immediately following our initial public offering on April 14, 2011. We issued 338,014 class A shares during 2013 in connection with the partial vesting of outstanding restricted share units.

See Note 16 to our consolidated financial statements for additional information.

We intend to make the 2014 annual grant under the 2011 Plan during the second quarter of 2014.

Compensation of Directors and Officers

General

The approximate aggregate annual total cash compensation for our 13 officers was $9.5 million in 2013. In 2013, we approved annual compensation for our non-executive directors of $140,000 each, payable 50% in cash and 50% in stock options. The cash payments corresponding to services performed in 2013 were paid in 2013 and the stock options will be granted during the second quarter of 2014, at the same time that we make the 2014 annual grant under the 2011 Plan described above. Terms of the stock options will be determined in accordance with market practice and will be reviewed by our compensation committee. We have not entered into any service contracts with our directors to provide for benefits upon termination of employment.

C.	Board Practices

Our Committees

Audit Committee

Our audit committee consists of three directors: Mr. Chu, Mr. Vélez and Mr. Ramírez Magaña. Mr. Chu, Mr. Vélez and Mr. Ramírez Magaña are independent within the meaning of the SEC and NYSE corporate governance rules. Our Board of Directors has determined that Mr. Chu and Mr. Vélez are “audit committee financial experts” as defined by the SEC.

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

As of December 31, 2013, we had a total of approximately 96,815 employees throughout the Territories. Of this number, 83% were crew, 15% were restaurant managers and the remainder were professional staff. Approximately 45% of our employees were located in Brazil.

We have various types of employment arrangements with our employees in Brazil. Some of our employees receive monthly wages whereas others are paid by the hour, and some of our employees have fixed work schedules. Most of our employees in Brazil, in particular students and minors, work schedules of less than 180 hours per month. Brazilian law requires that employers provide a minimum monthly wage, which, in the case of employees who are paid by the hour, is pro-rated in terms of wages per hour.

In the beginning of 2012, we decided to transition to fixed work schedules and hourly wages for our employees in Brazil. Our employees will work between 180 and 220 hours per month, with proportional wages based on the quantity of hours fixed in their employment agreements. In 2013, pursuant to the Pernambuco Labor Court ruling, we began the transition to a fixed hourly schedule according to the timeframe agreed to in the ruling. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Brazilian Labor Litigation.”

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

The following table illustrates the distribution of our employees by division and employee category as of December 31, 2013. Due to the reorganization of our segments effective January 1, 2013, the segment information below is not directly comparable to the segment information presented in our annual reports on Form 20-F for prior years. See “Presentation of Financial and Other Information—Operating Data.”

Division	Crew	Restaurant Managers	Professional Staff	Total
Brazil	36,004	7,260	503	43,767
Caribbean division	12,152	2,084	368	14,604

Division	Crew	Restaurant Managers	Professional Staff	Total
NOLAD	9,001	1,886	302	11,189
SLAD	23,255	3,172	332	26,759
Corporate and other	—	—	496	496
Total	80,412	14,402	2,001	96,815

Restaurant managers are responsible for the daily management of our restaurants. As such, we have a comprehensive training program for them that is focused on customer management practices, food preparation and other operational procedures. Standards are taught and continuously reinforced through the use of such training programs. We also use performance measurements on a continual basis, both internally and externally in connection with all our restaurants. Our internal on-site visit restaurant operations improvement process evaluates operational standards, which are compared globally to assure continuous improvement. We also contract third parties, which we refer to as third-party shoppers, to visit our restaurants anonymously and report on our performance. Our external third-party shopper measurements and customer satisfaction opportunity reports help maintain our competitiveness. In addition, Hamburger University provides restaurant managers, mid-managers and owner/operators with training on best practices in different aspects of our business. In 2013, 15,656 people attended different courses or events at Hamburger University in areas such as restaurant and customer management, sales and accounting.

The role performed by our crew is of critical importance in our interactions with our customers. Employee relations are thus key to maintaining the level of motivation and enthusiasm on the part of our crew that help differentiate our restaurants from those of our competitors. We have been recognized by many independent organizations for being a “great place to work.” In 2012, the Great Place to Work Institute ranked us sixth among the top 25 best multinational employers in Latin America, and we led the “Súper Empresas” (Super Companies) ranking by the Expansión/CNN magazine.

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

Shareholder	Class A Shares	Percentage of Outstanding Class A Shares	Class B Shares	Percentage of Outstanding Class B Shares	Total Economic Interest	Total Voting Interest(1)
Los Laureles Ltd.(2)(3)	—	—	80,000,000	100.0%	38.1%	75.5%
Woods Staton(3)	4,032,424	3.1%	—	—	1.9%	0.8%
Sergio Alonso	*	*	—	—	*	*
Germán Lemonnier	*	*	—	—	*	*
Annette Franqui	*	*	—	—	*	*
Carlos Hernández-Artigas	*	*	—	—	*	*
Juan David Bastidas	*	*	—	—	*	*
José Valledor Rojo	*	*	—	—	*	*
José Fernandez	*	*	—	—	*	*
Marcelo Rabach	*	*	—	—	*	*
Sebastian Magnasco	*	*	—	—	*	*
Raul Mandía	*	*	—	—	*	*
Pablo Rodriguez de la Torre	*	*	—	—	*	*
Horacio Sbrolla	*	*	—	—	*	*
Marlene Fernandez	*	*	—	—	*	*

*	Each of these directors and officers beneficially owns less than 1% of the total number of outstanding class A shares.

(1)	Class A shares are entitled to one vote per share and class B shares are entitled to five votes per share.

(2)	Los Laureles Ltd. is beneficially owned by Mr. Staton, our Chairman and CEO. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.”

(3)
In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Staton beneficially owns class A shares through direct and indirect ownership. On a combined basis, Mr. Staton is the beneficial owner of an aggregate of 40.0% of our total economic interests and 76.3% of our total voting interests.

As of the date of this annual report, our 13 officers had been granted (i) a total of 619,776 restricted share units, 886,306 options at an exercise price of $21.20 per share, 295,499 stock options at an exercise price of $14.35 per share and 138,230 stock options at an exercise price of $14.31 per share pursuant to the 2011 Plan. For more information, see “—B. Compensation—Long-term and Equity Incentive Plans” above. Our non-executive directors had been granted a total of 53,652 stock options at an exercise price of $14.35 per share and 100,332 stock options at an exercise price of $14.31 per share pursuant to the 2011 Plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue a maximum of 420,000,000 class A shares, no par value per share, and 80,000,000 class B shares, no par value per share. Each of our class A shares entitles its holder to one vote. Each of our class B shares entitles its holder to five votes. Los Laureles Ltd., our controlling shareholder, owns 38.1% of our issued and outstanding share capital, and 75.5% of our voting power by virtue of its ownership of 100% of our class B shares. The following table presents the beneficial ownership of our shares as of the date of this annual report:

Shareholder	Class A Shares	% of Outstanding Class A Shares	Class B Shares	% of Outstanding Class B Shares	Total Economic Interest		Total Voting Interest(1)
Los Laureles Ltd(2)(3)	—	—	80,000,000	100.0%	38.1%		75.5%
Woods Staton(3)	4,032,424	3.1%	—	—	1.9%		0.8%
Capital World Investors(4)	15,632,352	12.0%	—	—	7.4%		3.0%
Massachusetts Financial Services Company(5)	12,929,080	10.0%	—	—	6.2%		2.4%
Capital Group International, Inc.(6)	18,085,232	13.9%	—	—	8.6%		3.4%
Baillie Gifford & Co(7)	11,735,552	9.0%	—	—	5.6%		2.2%
Coronation Asset Management (Pty) Ltd.(8)	8,601,103	6.6%	—	—	4.1%		1.6%
William H. Gates III(9)	8,641,400	6.7%	—	—	4.1%		1.6%
Public	50,210,283	38.7%	—	—	23.9%		9.5%
Total	129,867,426	100.0%	80,000,000	100.0%	100.0	%(10)	100.0	%(10)

(1)	Class A shares are entitled to one vote per share and class B shares are entitled to five votes per share.

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

(4)
Capital World Investors, a division of Capital Research and Management Company (CRMC), filed with the SEC a Schedule 13G/A dated February 7, 2014. Based solely on the disclosure set forth in such Schedule 13G/A, Capital World Investors has sole voting power with respect to 15,632,352 class A shares and sole dispositive power with respect to 15,632,352 class A shares, but has disclaimed beneficial ownership of these class A shares. Capital World Investors is deemed to be the beneficial owner of these class A shares as a result of CRMC acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The address of Capital World Investors is 333 South Hope Street, Los Angeles, CA 90071.

(5)
Massachusetts Financial Services Company filed with the SEC a Schedule 13G/A dated February 12, 2014. Based solely on the disclosure set forth in such Schedule 13G/A, Massachusetts Financial Services Company has sole voting power with respect to 12,628,596 class A shares and sole dispositive power with respect to 12,929,080 class A shares. The address of Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, MA 02199.

(6)
Capital Group International, Inc. filed with the SEC a Schedule 13G/A dated February 10, 2014. Based solely on the disclosure set forth in such Schedule 13G/A, Capital Group International, Inc. has sole voting power with respect to 17,461,032 class A shares and sole dispositive power with respect to 18,085,232 class A shares, but Capital Group International, Inc. has disclaimed beneficial ownership of these class A shares. Capital Group International, Inc. is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the class A shares reported in such Schedule 13G/A. The address of Capital Group International, Inc. is 11100 Santa Monica Blvd., Los Angeles, CA 90025.

(7)
Baillie Gifford & Co, a Scottish partnership, filed with the SEC a Schedule 13G/A dated January 17, 2014. Based solely on the disclosure set forth in such Schedule 13G/A, Baillie Gifford & Co has sole voting power with respect to 9,318,385 class A shares and sole dispositive power with respect to 11,735,552 class A shares. Securities reported on such Schedule 13G/A as being beneficially owned by Baillie Gifford & Co are held by Baillie Gifford & Co and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. The address of Baillie Gifford & Co is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

(8)
Coronation Asset Management (Pty) Ltd. filed with the SEC a Schedule 13G dated February 14, 2014. Based solely on the disclosure set forth in such Schedule 13G, Coronation Asset Management (Pty) Ltd. has sole voting power with respect to 8,601,103 class A shares and sole dispositive power with respect to 8,601,103 class A shares. The address of Coronation Asset Management (Pty) Ltd. is 7th Fl. Montclare Centre, CNR Main and Campground Rd., Claremont, Cape Town T3 7708, South Africa.

(9)
William H. Gates III (“Mr. Gates”) indirectly owns Class A shares through Cascade Investment, LLC (“Cascade”) and the Bill & Melinda Gates Foundation Trust (the “Trust”). Cascade, the Trust, Mr. Gates and Melinda French Gates (“Mrs. Gates”) filed with the SEC a Schedule 13G dated March 13, 2014. Based solely on the disclosure set forth in such Schedule 13G, (i) Cascade has sole voting power with respect to 5,580,9000 class A shares and sole dispositive power with respect to 5,580,900 class A shares; (ii) the Trust has shared voting power with respect to 3,060,500 class A shares and shared dispositive power with respect to 3,060,500 class A shares; (iii) Mr. Gates has shared voting power with respect to 8,641,400 class A shares and shared dispositive power with respect to 8,641,400 class A shares; and (iv) Mrs. Gates has shared voting power with respect to 3,060,500 class A shares and shared dispositive power with respect to 3,060,500 class A shares. The address of Cascade Investment, LLC is 2365 Carillon Point, Kirkland, Washington 98033. The address of the Trust and Mrs. Gates is 500 Fifth Avenue North, Seattle, Washington 98119. The address of Mr. Gates is One Microsoft Way, Redmond, Washington 98052.

(10)	Does not sum due to rounding.

Los Laureles Ltd.

Los Laureles Ltd. is our controlling shareholder and is beneficially owned by Mr. Staton, our Chairman and CEO. Los Laureles Ltd. currently owns 38.1% of the economic interests of Arcos Dorados and 75.5% of its voting interests. Los Laureles Ltd. has established a voting trust with respect to the voting interests in us held by Los Laureles Ltd.  Los Laureles Ltd. is the beneficiary of the voting trust. The voting trust exercises the vote of the class B shares through a voting committee which consists of only Mr. Staton. The decision of the voting committee must be approved by Los Laureles (PTC) Limited, a British Virgin Islands company that is a wholly-owned subsidiary of Los Laureles Limited. Mr. Staton is the sole director of Los Laureles (PTC) Limited. Without the consent of McDonald’s, Mr. Staton may add any one or more of his descendants, certain other relatives, any board member of Arcos Dorados and the chief executive officer, chief operating officer or chief financial officer of Arcos Dorados to the committee.

Following Mr. Staton’s death or during Mr. Staton’s incapacity, the voting committee will consist of (1) certain officers or directors of Arcos Dorados, (2) certain descendants of Mr. Staton or their representatives, and (3) other persons appointed by Los Laureles (PTC) Limited, subject to McDonald’s consent if such person is not one of Mr. Staton’s descendants and is not the chief executive officer, chief operating officer or chief financial officer of Arcos Dorados. For the first five years from the date of the execution of the voting trust, the officers and directors of Arcos Dorados on the voting committee will have the tie-breaking vote (if any). Thereafter, Mr. Staton’s descendants will have the tie-breaking vote.

Significant Changes in Ownership by Major Shareholders

We have experienced significant changes in the percentage ownership held by major shareholders as a result of our initial public offering and follow-on offering. Prior to our initial public offering in April 2011, our principal shareholders were Los Laureles Ltd. (40.0% economic, 76.9% voting), Gavea Investment AD, L.P. (26.1% economic, 10.0% voting) and investment funds controlled by Capital International, Inc. (20.4% economic, 7.9% voting) and DLJ South American Partners L.L.C. (through its affiliates) (13.2% economic, 5.1% voting).

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

As of April 24, 2014, there were four class A shareholders of record. We believe the number of beneficial owners is substantially greater than the number of record holders because a large portion of class A shares is held in “street name” by brokers.

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

In 2011, we entered into a master commercial agreement with Axionlog on arm’s-length terms pursuant to which Axionlog continues to provide us with distribution services in Argentina, Chile, Colombia, Mexico and Venezuela. On November 9, 2011, we entered into a revolving loan agreement with Axionlog B.V. (formerly known as Axis Distribution B.V.), a holding company of the Axionlog business, pursuant to which we agreed to lend Axionlog the total sum of $12.0 million at an interest rate of LIBOR plus 6%. This revolving loan facility will mature on November 7, 2016. During 2013 and 2012, Axionlog B.V. borrowed $2.0 million and 7.0 million, respectively, from us in connection with this revolving loan facility.

See Note 25 to our consolidated financial statements for details of the outstanding balances and transactions with related parties as of December 31, 2013 and 2012 and for the fiscal years ended December 31, 2013, 2012 and 2011.

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

Both parties have concluded discovery and the pretrial hearing was held on August 30, 2012. The trial commenced on September 10, 2012 and was heard by the court-assigned commissioner. We have had several trial hearings since 2012. We do not anticipate that the trial hearings will conclude in the first semester of 2014.

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

•
non-recognition of collective damages, provided that we will pay an amount of R$1.5 million in cash to the states of Pernambuco, Rio de Janeiro and Paraná (R$0.5 million each) on June 21, 2013 and we will incur an aggregate amount of R$6.0 million over the course of four years (R$1.5 million in January of each of 2014, 2015, 2016 and 2017) in advertising as part of a national communications campaign for educational or health purposes to be determined by the Public Labor Ministry of the State of Pernambuco by June 2013.

The claim to guarantee the payment of the minimum wage independently of working hours is currently on hold but will continue to be subject to legal discussion. No provision has been recorded regarding this claim because we believe that a final negative resolution has a low probability based on the fact that this labor practice complies with prevailing laws and regulations. The Labor Prosecutor has begun audits in order to confirm compliance with the terms of the settlement. Pursuant to the terms of the settlement, on June 21, 2013 we paid an aggregate amount of R$1.5 million in cash to the states of Pernambuco, Rio de Janeiro and Paraná (R$0.5 million each).  On February 24, 2014, Arcos Dourados and the Labor Prosecutor agreed on the schedule and terms relating to the payment of up to an aggregate amount of R$1.5 million throughout 2014 to fund communications campaigns for the Public Labor Ministry of the State of Pernambuco. The payments will be made at the time of each campaign. As of the date of this annual report we are still in the process of complying with the additional terms of the settlement.

Retained Lawsuits and Contingent Liabilities

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of December 31, 2013 we maintained a provision for contingencies amounting to $22.3 million ($27.8 million as of December 31, 2012), which is disclosed net of judicial deposits amounting to $7.5 million ($7.2 million as of December 31, 2012) that we were required to make in connection with the proceedings. As of December 31, 2013, the net amount of $14.8 million was disclosed as follows: $1.7 million as a current liability and $13.1 million as a non-current liability. See Note 17 to our consolidated financial statements for more details.

Pursuant to the Acquisition, McDonald’s Corporation indemnifies us for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisee lawsuit. As of December 31, 2013, the non-current portion of the provision for contingencies included $3.7 million ($5.7 million as of December 31, 2012) related to Brazilian claims that are covered by the indemnification agreement. As a result, we have recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in our consolidated balance sheet.

Several of these proceedings have already been resolved successfully, either by a judicial decision or a cash settlement. The cash settlements were made pursuant to a recent reopening of a 2009 amnesty granted by the Brazilian federal government, in which McDonalds opted to participate. The amnesty was originally granted in 2009 as a way to reduce litigation with federal authorities and increase tax collection during the financial crisis. The amnesty allowed Brazilian tax payers to settle federal tax debts under favorable conditions, including reduced penalties and interest and the ability to pay principal in up to 180 installments. The remaining retained proceedings are pending a final decision.

As of December 31, 2013, there are certain matters related to the interpretation of tax law for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $13.0 million and $20.0 million.

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

On March 22, 2013, we declared a dividend of $50.0 million for 2013, which was paid in four equal installments on April 5, 2013, July 5, 2013, October 4, 2013 and January 3, 2014. On March 7, 2014, we announced that our Board of Directors had approved a total dividend cash payment of $50.0 million for 2014 to be paid in four equal installments. The payments will be made on April 1, July 1, October 1, 2014 and January 2, 2015, in each case in the aggregate amount of $12.5 million on outstanding class A and class B shares to shareholders of record as of the close of business on March 26, June 26, September 26 and December 26, 2014, respectively.

Other than the 2013 and 2014 dividends, the only other dividends we have declared since the Acquisition are four $12.5 million dividends in 2012, four $12.5 million dividends in 2011 and a $40 million dividend with respect to our results of operations for fiscal year 2009. All of these dividends have been paid in full.

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

	Low	High
Year Ended December 31:
2011 (since April 14, 2011)	$19.55	$28.52
2012	$10.73	$22.94
2013	$10.60	$15.46

Year Ended December 31, 2011:
Second Quarter (since April 14, 2011)	$20.15	$24.73
Third Quarter	$19.98	$28.52
Fourth Quarter	$19.55	$25.74
Year Ended December 31, 2012:
First Quarter	$17.85	$22.94
Second Quarter	$12.39	$19.02
Third Quarter	$12.22	$15.49
Fourth Quarter	$10.73	$15.83
Year Ended December 31, 2013:
First Quarter	$12.19	$14.25
Second Quarter	$11.59	$15.46
Third Quarter	$10.60	$13.33
Fourth Quarter	$11.19	$12.48

Year Ended December 31, 2014:
First Quarter	$8.30	$12.12

Month Ended:
October 31, 2013	$11.12	$12.67
November 30, 2013	$11.13	$12.62
December 31, 2013	$11.14	$12.49
January 31, 2014	$8.74	$12.12
February 28, 2014	$8.30	$9.30
March 31, 2014	$8.61	$10.13
April 30, 2014 (through April 25)	$9.45	$10.40

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Our company number in the British Virgin Islands is 1619553. As provided in sub-regulation 4.1 of our memorandum of association, subject to British Virgin Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction and, for such purposes, full rights, powers and privileges. Our registered office is at Maples Corporate Services (BVI) Limited, Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

The transfer agent and registrar for our class A and class B shares is Continental Stock Transfer & Trust Company, which maintains the share registrar for each class in New York, New York.

As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue up to 420,000,000 class A shares and 80,000,000 class B shares. As of the date of this annual report, 129,867,426 class A shares and 80,000,000 class B shares were issued, fully paid and outstanding.

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

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Shareholders’ Meetings and Consents

The following summarizes certain relevant provisions of British Virgin Islands laws and our articles of association in relation to our shareholders’ meetings:

•
the directors of the Company may convene meetings of shareholders at such times and in such manner and places within or outside the British Virgin Islands as the directors consider necessary or desirable; provided that at least one meeting of shareholders be held each year;

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

•
if within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall be adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other date, time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum, but otherwise the meeting shall be dissolved. Notice of the adjourned meeting need not be given if the date, time and place of such meeting are announced at the meeting at which the adjournment is taken;

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

We held our most recent annual shareholder meeting on April 21, 2014 in Bogota, Colombia.

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

British Virgin Islands law provides that every director of a British Virgin Islands company, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances, taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum association or articles of association of the company.

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

Under the BVI Act, two or more BVI companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent BVI company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders. One or more BVI companies may also merge or consolidate with one or more companies incorporated under the laws of jurisdictions outside the BVI, if the merger or consolidation is permitted by the laws of the jurisdictions in which the companies incorporated outside the BVI are incorporated. In respect of such a merger or consolidation a BVI company is required to comply with the provisions of the BVI Act, and a company incorporated outside the BVI is required to comply with the laws of its jurisdiction of incorporation.

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

Inspection of Books and Records

Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Under British Virgin Islands law, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the British Virgin Islands Registrar of Corporate Affairs which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and records of license fees paid to date, and will also disclose any articles of dissolution, articles of merger and a register of charges if the company has elected to file such a register.

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

As part of the reinvestment plan with respect to the three-year period that commenced on January 1, 2014, we must reinvest an aggregate of at least $180 million in the Territories. In addition, we have committed to open 250 new restaurants during the current three-year restaurant opening plan. We estimate that the cost to comply with our restaurant opening commitments under the MFAs from 2014 through 2016 will be between $175 million and $350 million, depending on, among other factors, the type and location of restaurants we open. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures and Divestitures.” In the event we are unable to reach an agreement on subsequent plans prior to the expiration of the then-existing plan, the MFAs provide for an automatic increase of 20% in the required amount of reinvestments as compared to the then-existing plan and a number of new restaurants no less than 210 multiplied by a factor that increases each period during the subsequent three-year restaurant opening plan.

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

Call Option Right and Security Interest in Equity Interests of the Company

Under the MFAs, McDonald’s has the right, or Call Option, to acquire our non-public shares or our interests in one or more Territories upon: (i) the expiration of the initial term of the MFAs on August 2, 2027 if the initial term is not extended, (ii) the occurrence of a material breach of the MFAs or (iii) during the period of 12 months following the earlier of (x) the 18th month anniversary of the death or permanent incapacity of Mr. Staton or (y) the receipt by McDonald’s of notice from Mr. Staton’s heirs that they have elected to have the period of 12 months commence as of the date specified in the notice. McDonald’s generally has the right either to exercise the Call Option with respect to all of the Territories, or, in its sole discretion, with respect to the Territory or Territories identified by McDonald’s as being affected by such material breach or to which such material breach may be attributable except upon the occurrence of an initial material breach relating to any Territory or Territories in which there are less than 100 restaurants in operation. In such case, McDonald’s only has the right to acquire the equity interests of any of our subsidiaries in the relevant Territory or Territories. As of December 31, 2013, we had more than 100 restaurants in operation in each of Argentina, Brazil, Mexico, Puerto Rico and Venezuela. No other Territory had more than 85 restaurants in operation.

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

Under the MFAs, we must maintain a fixed charge coverage ratio (as defined therein) at least equal to (a) 1.25 from August 31, 2010 through the fiscal quarter ended September 30, 2011 and (b) 1.50, commencing with the fiscal quarter ended December 31, 2011 and thereafter; and a leverage ratio (as defined therein) not in excess of (a) 5.0, from August 31, 2010 through the fiscal quarter ended June 30, 2011, (b) 4.75 for the fiscal quarter ended September 30, 2011, and (c) 4.25, commencing with the fiscal quarter ended December 31, 2011 and thereafter. As of December 31, 2013, our fixed charge coverage ratio was 1.65 and our leverage ratio was 3.84.

Letters of Credit

As security for the performance of our obligations under the MFAs, we have obtained (i) an irrevocable standby letter of credit in favor of McDonald’s in an amount of $65.0 million, issued by Credit Suisse acting as issuing bank through its Cayman Islands Branch, and (ii) an irrevocable standby letter of credit in favor of McDonald’s in an amount of $15.0 million, issued by Itaú Unibanco S.A. (“Itaú”), acting as issuing bank through its New York Branch. Both letters of credit expire on November 10, 2014, but we will be required by the MFAs to renew these letters of credit or obtain new standby letters of credit in the same amount.

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

The 2016 Notes, the 2019 Notes and the 2023 Notes

For a description of the 2016 notes, the 2019 notes and the 2023 notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—2016 Notes,” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—2019 Notes” and Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—2023 Notes,” respectively.

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

Under the terms of the swap transaction, we will receive from GSI any notional gains and dividends and/or pay to GSI any notional losses, as the case may be, from time to time on 2,272,551 class A shares, or the number of notional shares, as described below. The reference price for the swap transaction (which is equal to the Rule 10b-18 volume-weighted average price at which an affiliate of GSI initially acquired a number of class A shares equal to the number of notional shares to hedge GSI’s equity price risk under the swap transaction, or the hedge shares) is $13.7689 per class A share and is subject to adjustment in the event of certain corporate transactions and events. We will also make quarterly payments to GSI at a floating interest rate in an amount based on the equity notional amount of the swap transaction, which is equal to the number of notional shares, multiplied by the reference price (initially approximately $31.3 million). The swap transaction will mature no later than September 2014, but we may reduce the number of notional shares underlying the swap transaction, and therefore the equity notional amount of the swap transaction, from time to time prior to maturity of the swap transaction, at our option, subject to certain limitations.

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

As of the date of this annual report, Goldman Sachs has sold 1,250,000 class A shares under the F-3 shelf registration statement and prospectus supplement thereto. In connection with the sales of these class A shares, we have paid Goldman Sachs an aggregate amount of $ 1,651,297.22 as settlement of the share reductions and an aggregate amount of fees amounting to $ 80,272.16. Since the swap transaction is scheduled to mature no later than September 2014, we expect that Goldman Sachs will sell the remaining 1,022,551 shares this year.

D.	Exchange Controls

There are currently no exchange control regulations in the BVI applicable to us or our shareholders. For information about any exchange controls or restrictions in Argentina, Brazil, Mexico, Puerto Rico and Venezuela, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls.”

E.	Taxation

British Virgin Islands Tax Considerations

The following summary contains a general description of certain British Virgin Islands tax consequences of the acquisition, ownership and disposition of class A shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to hold class A shares. The general summary is based upon the tax laws of the British Virgin Islands and regulations thereunder as of the date hereof, which are subject to change.

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

EC Council Directive 2003/48/EC on the taxation of savings income (the “Directive”) is designed to facilitate the exchange of information on individuals’ savings income between the tax authorities of the members states of the European Union (each an “EU Member State”). The Directive and associated legislation provides that institutions, termed “paying agents”, must report to their local tax authority details of payments of interest or other similar income paid by them to an individual resident of or certain limited types of entities established in an EU Member State (each such individual or entity, an “Applicable Resident”). The local tax authority in turn must disclose to the tax authority in the EU Member State where the Applicable Resident is resident details of payments of interest or other similar income paid by a person within its jurisdiction to, or collected by such a person for, an Applicable Resident of that other EU Member State (the foregoing reporting and disclosure obligations being referred to as the “Automatic Exchange of Information Regime”). However, for a transitional period (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries), Austria and Luxembourg may instead apply (unless during such period they elect otherwise) a withholding system in relation to such payments (the foregoing withholding system being referred to as the “Transitional Withholding Tax Regime”).

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of class A shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to own such securities. This summary applies only to U.S. Holders (as defined below) that own class A shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, (the “Code”) known as the Medicare contribution tax, and tax consequences applicable to certain U.S. Holders subject to special rules, such as:

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

Taxation of Distributions

Distributions paid on class A shares, other than certain pro rata distributions of class A shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rates on dividends in their particular circumstances. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

Sale or Other Taxable Disposition of Class A shares

For U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of class A shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder owned the class A shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the class A shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our 2013 taxable year. However, because the application of the regulations is not entirely clear and because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder owned class A shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the class A shares would be allocated ratably over the U.S. Holder’s holding period for the class A shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each taxable year. Further, to the extent that any distribution received by a U.S. Holder on its class A shares exceeds 125% of the average of the annual distributions on the class A shares received during the preceding three years or such U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale of a share of a PFIC, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the class A shares. U.S. Holders are encouraged to consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend with respect to any U.S. Holder or in a prior taxable year, the long-term capital gains rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If we are a PFIC for any taxable year during which a U.S. Holder owned our class A shares, the U.S. Holder will generally be required to file IRS Form 8621 (or any successor form) with their annual U.S. federal income tax returns, subject to certain exceptions.

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

Foreign Currency Exchange Rate Risk

Foreign Currency Exchange Rate Risk in 2013

We are exposed to foreign currency exchange rate risk primarily in connection with the fluctuation in the value of the local currencies of the countries in which we operate, primarily the Brazilian real, Argentine peso and the Venezuelan bolivar, against the U.S. dollar. We generate revenues and cash from our operations in local currencies while a significant portion of our long-term debt is denominated in U.S. dollars. An adverse change in foreign currency exchange rates would therefore affect the generation of cash flow from operations in U.S. dollars, which could negatively impact our ability to pay amounts owed in U.S. dollars. Moreover, our continuing franchise fee payments to McDonald’s pursuant to the MFAs must be translated into and paid in U.S. dollars using the exchange rate of the last business day of the month, payable on the seventh day subsequent to each month-end. As such, in the intervening period we are subject to significant foreign exchange risk.

While substantially all our income is denominated in the local currencies of the countries in which we operate, our supply chain management involves the importation of various products, and some of our imports are denominated in U.S. dollars. Therefore, we are exposed to foreign currency exchange risk related to imports. We have entered into various forward contracts to hedge a portion of the foreign exchange risk associated with the forecasted imports of certain countries. See Note 12 to our consolidated financial statements for more details. In addition, we attempt to minimize this risk also by entering into annual and semi-annual pricing arrangements with our main suppliers.

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

To help mitigate some of these foreign currency exchange rate risks, we have entered into a cross-currency interest rate swap agreement, to hedge all the variability in a portion of the collection of principal and interest from the intercompany loan receivable denominated in Brazilian reais of our holding company, Arcos Dorados B.V. See Note 12 to our consolidated financial statements for more details. As of December 31, 2013, 37.1% of the principal amount of our long-term debt is denominated in reais and 60.4% is denominated in U.S. dollars.

A decrease of 10% in the value of the Brazilian real against the U.S. dollar would result in a net foreign exchange loss totaling $2.6 million over (i) the outstanding balance of the 2016 notes (R$711.5 million including accrued interest), (ii) the cross-currency interest rate swap used to partially hedge the intercompany loan receivable of Arcos Dorados B.V. denominated in Brazilian reais (R$110.1 million including accrued interest), (iii) the Brazilian reais-denominated intercompany net receivable held by our subsidiary, Arcos Dorados B.V. (R$647.8 million including accrued interest), and (iv) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $102.0 million as of December 31, 2013.

An increase of 10% in the value of the Argentine peso against the U.S. dollar would result in a foreign exchange loss of $1.4 million over (i) the Argentine peso denominated intercompany payable held by our holding companies amounting to ARS$229.1 million and (ii) the outstanding balance of the U.S. dollar-denominated intercompany net debt of our Argentine subsidiary amounting to $22.7 million as of December 31, 2013.

An increase of 10% in the value of the European euro against the U.S. dollar would result in a foreign exchange loss of $0.9 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Martinique of $9.3 million as of December 31, 2013.

An increase of 10% in the value of the Uruguayan peso against the U.S. dollar would result in a foreign exchange loss of $2.7 million over the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiaries in Uruguay of $24.1 million as of December 31, 2013.

A decrease of 10% in the value of the Costa Rican colon against the U.S. dollar would result in a foreign exchange loss of $0.9 million over the outstanding U.S. dollar-denominated intercompany debt held by our subsidiary in Costa Rica of $10.3 million (including accrued interest) as of December 31, 2013.

Fluctuations in the value of the other local currencies against the U.S. dollar would not result in material foreign exchange gains or losses as of December 31, 2013 since there are no other significant intercompany balances exposed to foreign exchange risk.

We are also exposed to foreign currency exchange risk related to the currency translation of our Venezuelan operations. A depreciation of the Venezuelan bolívar fuerte against the U.S. dollar would result in a foreign currency exchange loss as a result of remeasuring monetary balances denominated in bolívares fuertes. See Notes 21 and 27 to our consolidated financial statements for details about exchange controls affecting our operations in Venezuela and new regulations announced subsequent to December 31, 2013.

Summary of Foreign Currency Exchange Rate Risk in 2012

As of December 31, 2012, a decrease of 10% in the value of the Brazilian real against the U.S. dollar would have resulted in a net foreign exchange loss totaling $1.0 million over (i) the outstanding balance of the 2016 notes (R$713.1 million including accrued interest), (ii) the cross-currency interest rate swap used to partially hedge the 2016 notes (R$73.4 million including accrued interest), (iii) the Brazilian reais-denominated intercompany receivable held by our subsidiary, Arcos Dorados B.V. (R$551.9 million including accrued interest), and (iv) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $53.6 million.

As of December 31, 2012, a decrease of 10% in the value of the Argentine peso against the U.S. dollar would result in a foreign exchange loss of $6.0 million over the outstanding U.S. dollar-denominated intercompany debt held by our Argentine subsidiaries of $65.6 million.

As of December 31, 2012, a decrease of 10% in the value of the Colombian peso against the U.S. dollar would result in a foreign exchange loss of $1.2 million over the outstanding U.S. dollar-denominated intercompany debt held by our Colombian subsidiaries of $13.1 million.

As of December 31, 2012, an increase of 10% in the value of the European euro against the U.S. dollar would result in a foreign exchange loss of $0.9 million over the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Martinique of $8.3 million.

As of December 31, 2012, an increase of 10% in the value of the Uruguayan peso against the U.S. dollar would result in a foreign exchange loss of $2.2 million over the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Uruguay of $19.7 million.

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

Equity Price Risk

On August 13, 2012, we entered into the swap transaction in order to mitigate the impact that the volatility of our class A share price has on our income statement due to recognition of compensation expense from our CADs. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-term and Equity Incentive Plans—Long-term Incentive Plan.” Under the terms of the swap transaction, we will receive from GSI any notional gains and dividends and/or pay to GSI any notional losses, as the case may be, from time to time on 2,272,551 class A shares, or the number of notional shares. During 2013 we reduced the notional number of class A shares underlying the total equity return swap transaction by 1,250,000 shares to 1,022,551 shares.

The swap transaction will mature no later than September 2014, but we may reduce the number of notional shares underlying the swap transaction, and therefore the equity notional amount of the swap transaction, from time to time prior to maturity of the swap transaction, at our option, subject to certain limitations. See “Item 10. Additional Information—C. Material Contracts—The 2012 Swap Transaction.” We have significantly reduced our exposure to equity price risk from our CADs as a result of entering into this contract.

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

As of December 31, 2013, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2013 in ensuring that information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

We have adapted our internal control over financial reporting based on the guidelines set by the Internal Control—Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework), or COSO.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2013, based on the guidelines set forth by the COSO.

Based on this assessment, management believes that, as of December 31, 2013, its internal control over financial reporting was effective based on those criteria.

Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, has audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2013.

C.	Attestation Report of the Registered Public Accounting Firm

Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, has audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2013, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ARCOS DORADOS HOLDINGS INC.:

We have audited Arcos Dorados Holdings Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework), (the COSO criteria). Arcos Dorados Holdings Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Arcos Dorados Holdings Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Arcos Dorados Holdings Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013, and our report dated March 11, 2014 expressed an unqualified opinion thereon.

Buenos Aires, Argentina

March 11, 2014

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

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of three directors, Mr. Chu, Mr. Vélez and Mr. Ramírez-Magaña, who are independent within the meaning of the SEC and NYSE corporate governance rules applicable to foreign private issuers. Our board of directors has determined that Mr. Chu, Mr. Vélez and Mr. Ramírez-Magaña are also “audit committee financial experts” as defined by the SEC.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the amounts billed to us by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, for audit and other services performed in fiscal years 2013 and 2012.

	2013	2012
	(in thousands of U.S. dollars)
Audit fees	$3,236	$2,824
Audit-related fees	63	65
Tax fees	852	921
All other fees	82	7

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

Audit-Related Fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal years 2013 and 2012 and not reported under the previous category. These services would include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statue or regulation and consultation concerning financial accounting and reporting standards.

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

Director independence

The NYSE Standards require a majority of the membership of NYSE-listed company boards to be composed of independent directors. Neither British Virgin Islands law, the law of our country of incorporation, nor our memorandum and articles of association require a majority of our board to consist of independent directors. Our Board of Directors currently consists of ten members, four of whom are independent directors.

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

Independence of the compensation committee and its advisers

On January 11, 2013, the SEC approved new NYSE listing standards that will require that the board of directors of a listed company consider two factors (in addition to the existing general independence tests) in the evaluation of the independence of compensation committee members: (i) the source of compensation of the director, including any consulting, advisory or other compensatory fees paid by the listed company, and (ii) whether the director has an affiliate relationship with the listed company, a subsidiary of the listed company or an affiliate of a subsidiary of the listed company. In addition, before selecting or receiving advice from a compensation consultant or other adviser, the compensation committee of a listed company will be required to take into consideration six specific factors, as well as all other factors relevant to an adviser’s independence. Compliance with the compensation committee member independence standards will be required by the earlier of a listed company’s first annual meeting after January 15, 2014 or October 31, 2014. Other standards, including those that relate to the compensation committee adviser requirements and certain additional compensation committee charter requirements, became effective on July 1, 2013.

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

ITEM 18.  FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report. See page F-1.

ITEM 19.  EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association, incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
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

2.2*
Indenture dated September 27, 2013 among Arcos Dorados Holdings Inc., as issuer, the Subsidiary Guarantors named therein, Citibank N.A., as trustee, registrar, paying agent and transfer agent, and Banque Internationale à Luxembourg Société Anonyme, as Luxembourg paying agent.

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

Exhibit No.	Description
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

4.18
Amendment No. 3 to Share Swap Transaction Confirmation dated April 4, 2013 among Goldman Sachs International, Arcos Dorados B.V. and Arcos Dorados Holdings Inc., incorporated herein by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

4.19
Amendment No. 4 to Share Swap Transaction Confirmation dated August 15, 2013 among Goldman Sachs International, Arcos Dorados B.V. and Arcos Dorados Holdings Inc., incorporated herein by reference to Exhibit 10.4 to the Company’s Form 6-K (File No. 001-35129) filed with the SEC on August 19, 2013.

4.20
ISDA Master Agreement dated as of April 20, 2012 between Bank of America, N.A. and Arcos Dorados Holdings Inc., incorporated herein by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

4.21
ISDA Schedule to the 2012 Master Agreement dated as of April 20, 2012 between Bank of America, N.A. and Arcos Dorados Holdings Inc., incorporated herein by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

4.22
Guarantee dated as of April 20, 2012 of Arcos Dourados Comercio de Alimentos Ltda. in favor of Bank of America, N.A. in connection with the ISDA Master Agreement and Schedule thereto, each dated as of April 20, 2012, and any confirmations thereunder, incorporated herein by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

4.23
Confirmation dated June 8, 2012 between Arcos Dorados Holdings Inc. and Bank of America, N.A., incorporated herein by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

4.24
Credit Agreement dated as of August 3, 2011 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

Exhibit No.	Description
4.25
First Amendment to Credit Agreement dated as of August 3, 2012 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

4.26*	Second Amendment to Credit Agreement dated as of August 2, 2013 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender.
8.1*	List of subsidiaries.
12.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
13.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
15.1*	Consent of Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.

**
In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Arcos Dorados Holdings Inc.

By:	/s/ Germán Lemonnier
	Name:	Germán Lemonnier
	Title:	Chief Financial Officer

Date: April 28, 2014

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ARCOS DORADOS HOLDINGS INC.:

We have audited the accompanying consolidated balance sheets of Arcos Dorados Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arcos Dorados Holdings Inc. and subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated March 11, 2014 expressed an unqualified opinion thereon.

Buenos Aires, Argentina
March 11, 2014

/s/ Pistrelli, Henry Martin y Asociados S.R.L.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

Arcos Dorados Holdings Inc.
Consolidated Statements of Income
For the fiscal years ended December 31, 2013, 2012 and 2011
Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2013	2012	2011
Sales by Company-operated restaurants	$3,859,883	$3,634,371	$3,504,128
Revenues from franchised restaurants	173,427	163,023	153,521
Total revenues .	4,033,310	3,797,394	3,657,649

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,350,515)	(1,269,146)	(1,216,141)
Payroll and employee benefits	(814,112)	(753,120)	(701,278)
Occupancy and other operating expenses	(1,055,188)	(984,004)	(918,102)
Royalty fees	(188,885)	(180,547)	(170,400)
Franchised restaurants – occupancy expenses	(63,273)	(56,057)	(51,396)
General and administrative expenses	(317,745)	(314,619)	(334,914)
Other operating expenses, net	(15,070)	(3,261)	(14,665)
Total operating costs and expenses	(3,804,788)	(3,560,754)	(3,406,896)
Operating income	228,522	236,640	250,753
Net interest expense	(88,156)	(54,247)	(60,749)
Loss from derivative instruments	(4,141)	(891)	(9,237)
Foreign currency exchange results	(38,783)	(18,420)	(23,926)
Other non-operating (expenses) income, net	(848)	(2,119)	3,562
Income before income taxes	96,594	160,963	160,403
Income tax expense	(42,722)	(46,375)	(44,603)
Net income	53,872	114,588	115,800
Less: Net income attributable to non-controlling interests	(18)	(256)	(271)
Net income attributable to Arcos Dorados Holdings Inc.	$53,854	$114,332	$115,529

Earnings per share information:
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.26	$0.55	$0.54
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	0.26	0.55	0.54

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Comprehensive Income
For the fiscal years ended December 31, 2013, 2012 and 2011
Amounts in thousands of US dollars

	2013	2012	2011

Net income	$53,872	$114,588	$115,800

Other comprehensive income (losses), net of tax:

Foreign currency translation	(60,821)	(8,104)	(50,826)
Unrecognized prior service cost of post-employment benefits:
Unrecognized prior service cost (net of $624 of income taxes)	-	(1,213)	-
Reclassification adjustment for net losses included in net income (net of $197 of income taxes)	382	-	-
Unrecognized prior service cost of post-employment benefits	382	(1,213)	-
Unrealized results on cash flow hedges:
Unrealized net gains (losses) on cash flow hedges (net of $nil of income taxes)	537	(4,195)	131
Plus: reclassification adjustment for net (gains) losses included in net income (net of $nil of income taxes)	(164)	3,101	451
Unrealized results on cash flow hedges	373	(1,094)	582
Total other comprehensive losses	(60,066)	(10,411)	(50,244)
Comprehensive (loss) income	(6,194)	104,177	65,556
Plus (Less): Comprehensive expense (income) attributable to non-controlling interests	134	(277)	248
Comprehensive (loss) income attributable to Arcos Dorados Holdings Inc.	$(6,060)	$103,900	$65,804

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Balance Sheets
For the fiscal years ended December 31, 2013, 2012 and 2011
Amounts in thousands of US dollars

ASSETS	2013	2012
Current assets
Cash and cash equivalents	$175,648	$184,851
Accounts and notes receivable, net	110,696	105,019
Other receivables	136,577	131,747
Inventories	105,421	54,824
Prepaid expenses and other current assets	109,144	101,148
Derivative instruments	-	1,731
Deferred income taxes	27,974	22,178
McDonald’s Corporation’s indemnification for contingencies	991	-
Total current assets	666,451	601,498

Non-current assets
Miscellaneous	91,924	59,304
Collateral deposits	5,325	5,325
Property and equipment, net	1,244,311	1,176,350
Net intangible assets and goodwill	70,375	67,271
Deferred income taxes	97,687	133,708
Derivative instruments	490	-
McDonald’s Corporation’s indemnification for contingencies	3,696	5,707
Total non-current assets	1,513,808	1,447,665
Total assets	$2,180,259	$2,049,163
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$311,060	$244,365
Royalties payable to McDonald’s Corporation	30,663	29,278
Income taxes payable	29,906	21,051
Other taxes payable	107,586	104,662
Accrued payroll and other liabilities	141,970	150,690
Provision for contingencies	1,748	507
Interest payable	21,899	21,567
Short-term debt	7,549	568
Current portion of long-term debt	4,727	1,634
Derivative instruments	2,048	3,952
Total current liabilities	659,156	578,274

Non-current liabilities
Accrued payroll and other liabilities	35,446	40,115
Provision for contingencies	13,074	20,092
Long-term debt, excluding current portion	771,171	649,968
Derivative instruments	-	5,397
Deferred income taxes	6,113	9,007
Total non-current liabilities	825,804	724,579
Total liabilities	1,484,960	1,302,853
Equity
Class A shares - no par value common stock; 420,000,000 shares authorized; 129,867,426 shares issued and outstanding at December 31, 2013; 129,529,412 shares issued and outstanding at December 31, 2012	358,820	351,654
Class B shares - no par value common stock; 80,000,000 shares authorized, issued and outstanding at December 31, 2013 and 2012	132,915	132,915
Additional paid-in capital	17,250	18,634
Retained earnings	404,287	400,761
Accumulated other comprehensive losses	(218,735)	(158,821)
Total Arcos Dorados Holdings Inc. shareholders’ equity	694,537	745,143
Non-controlling interests in subsidiaries	762	1,167
Total equity	695,299	746,310
Total liabilities and equity	$2,180,259	$2,049,163

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2013, 2012 and 2011
Amounts in thousands of US dollars
	2013	2012	2011
Operating activities
Net income attributable to Arcos Dorados Holdings Inc	$53,854	$114,332	$115,529
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operations:
Non-cash charges and credits:
Depreciation and amortization	114,860	92,328	68,971
Loss from derivative instruments	4,141	891	9,237
Amortization of deferred financing costs	1,341	1,314	3,316
Amortization and accrual of letter of credit fees	3,022	3,028	2,847
Net income attributable to non-controlling interests	18	256	271
Deferred income taxes	9,113	14,228	(2,882)
Foreign currency exchange results	23,350	13,788	16,209
Accrued net share-based compensation expense	7,027	1,265	29,712
Loss from purchase, exchange and call of 2019 Notes	23,467	-	-
Others, net	641	4,860	10,289

Changes in assets and liabilities:
Accounts payable	96,957	22,575	60,234
Accounts and notes receivable and other receivables	(43,835)	(48,168)	(14,609)
Inventories, prepaid and other assets	(102,362)	14,628	(42,415)
Income taxes payable	10,773	(23,042)	17,455
Other taxes payable	13,727	8,414	6,627
Interest payable	1,492	6,134	8,961
Accrued payroll and other liabilities and provision for contingencies	(9,883)	(9,956)	(34,479)
Others	9,311	13,238	6,351
Net cash provided by operating activities	217,014	230,113	261,624
Investing activities
Property and equipment expenditures	(313,462)	(294,478)	(319,859)
Purchases of restaurant businesses	(324)	(6,004)	(5,993)
Proceeds from sale of property and equipment	7,751	6,643	9,778
Proceeds from sales of restaurant businesses	6,452	-	903
Loans to related parties	(2,000)	(7,000)	-
Other investing activity	(9,072)	(5,582)	(4,961)
Net cash used in investing activities	(310,655)	(306,421)	(320,132)
Financing activities
Issuance of class A shares in connection with the initial public offering	-	-	152,281
Issuance of 2023 Notes	378,409	-	-
Dividend payments to Arcos Dorados Holdings Inc.’ shareholders	(37,527)	(50,036)	(56,627)
Net payment of derivative instruments	(9,975)	(4,322)	(118,932)
Collateral deposits	-	-	15,000
Cash and cash equivalents of split-off Axis Business	-	-	(35,425)
Purchase and call of 2019 Notes	(237,006)	-	(152,005)
Issuance of 2016 Notes	-	149,658	255,102
Issuance of other long-term debt	8,483	3,073	-
Net short-term borrowings	8,743	(157)	(10,871)
Other financing activities	(8,825)	(7,570)	(12,850)
Net cash provided by financing activities	102,302	90,646	35,673
Effect of exchange rate changes on cash and cash equivalents	(17,864)	(5,788)	(8,963)
(Decrease) increase in cash and cash equivalents	(9,203)	8,550	(31,798)
Cash and cash equivalents at the beginning of the year	184,851	176,301	208,099
Cash and cash equivalents at the end of the year	$175,648	$184,851	$176,301

Supplemental cash flow information:
Cash paid during the year for:
Interest	$61,771	$55,347	$46,022
Income tax	25,422	30,700	50,952

Non-cash transactions:
Issuance of 2023 Notes as consideration for the exchange of 2019 Notes	$98,767	$-	$-
Dividend declared pending of payment	12,509	-	-
Seller financing related to purchases of restaurant businesses	3,711	-	-
Split-off Axis Business – non-cash portion	-	-	9,833

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Changes in Equity
For the fiscal years ended December 31, 2013, 2012 and 2011
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive losses	Total	Non-controlling interests	Total
	Number	Amount	Number	Amount
Balances at December 31, 2010	145,129,780	226,528	96,753,186	151,018	(2,468)	271,387	(98,664)	547,801	1,394	549,195
Net income for the year	-	-	-	-	-	115,529	-	115,529	271	115,800
Other comprehensive losses	-	-	-	-	-	-	(49,725)	(49,725)	(519)	(50,244)
Split-off of Axis Business	(25,129,780)	(27,155)	(16,753,186)	(18,103)	-	-	-	(45,258)	-	(45,258)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	-	-	-	-	-	(50,027)	-	(50,027)	-	(50,027)
Issuance of class A shares in connection with the initial public offering	9,529,412	152,281	-	-	-	-	-	152,281	-	152,281
Stock-based compensation related to the 2011 Equity Incentive Plan	-	-	-	-	8,202	-	-	8,202	-	8,202
Dividends on restricted share units under the 2011 Equity Incentive Plan	-	-	-	-	-	(182)	-	(182)	-	(182)
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	(138)	(138)
Balances at December 31, 2011	129,529,412	351,654	80,000,000	132,915	5,734	336,707	(148,389)	678,621	1,008	679,629

Net income for the year	-	-	-	-	-	114,332	-	114,332	256	114,588
Other comprehensive losses	-	-	-	-	-	-	(10,432)	(10,432)	21	(10,411)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	-	-	-	-	-	(50,036)	-	(50,036)	-	(50,036)
Stock-based compensation related to the 2011 Equity Incentive Plan	-	-	-	-	12,900	-	-	12,900	-	12,900
Dividends on restricted share units under the 2011 Equity Incentive Plan	-	-	-	-	-	(242)	-	(242)	-	(242)
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	(118)	(118)
Balances at December 31, 2012	129,529,412	351,654	80,000,000	132,915	18,634	400,761	(158,821)	745,143	1,167	746,310

Net income for the year	-	-	-	-	-	53,854	-	53,854	18	53,872
Other comprehensive losses	-	-	-	-	-	-	(59,914)	(59,914)	(152)	(60,066)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	-	-	-	-	-	(50,036)	-	(50,036)	-	(50,036)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	338,014	7,166	-	-	(7,166)	-	-	-	-	-
Stock-based compensation related to the 2011 Equity Incentive Plan	-	-	-	-	5,782	-	-	5,782	-	5,782
Dividends on restricted share units under the 2011 Equity Incentive Plan	-	-	-	-	-	(292)	-	(292)	-	(292)
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	(271)	(271)
Balances at December 31, 2013	129,867,426	358,820	80,000,000	132,915	17,250	404,287	(218,735)	694,537	762	695,299

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
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

Foreign currency translation

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC Topic 830 Foreign Currency Matters. Except for the Company’s Venezuelan operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheets date exchange rates, and revenues and expenses are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive losses” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities denominated in currencies other than its functional currencies in its income statement.

Effective January 1, 2010, Venezuela is considered to be highly inflationary, and as such, the financial statements of the Company’s Venezuelan subsidiaries are remeasured as if their functional currencies were the reporting currency (US dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive losses” within shareholders’ equity.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
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

Other receivables

Other receivables primarily consist of value-added tax and other tax receivables (amounting to $60,165 and $35,527   as of December 31, 2013 and 2012, respectively), receivable with an independent logistic operator (amounting to $38,213 and $nil as of December 31, 2013 and 2012, respectively) and receivables from related parties (amounting to $16,773 and $73,664 at December 31, 2013 and 2012, respectively). Other receivables are reported at the amount expected to be collected.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Impairment and disposal of long-lived assets

In accordance with the guidance within ASC 360-10-35, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. For purposes of reviewing assets for potential impairment, assets are grouped at a country level for each of the operating markets. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, each restaurant’s cash flows are not largely independent of the cash flows of others in a market. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value considering its highest and best use, as determined by an estimate of discounted future cash flows or its market value. In the fourth quarter of 2013, 2012 and 2011, the Company assessed all markets for impairment indicators. As a result of these assessments, the Company performed the impairment testing of its long-lived assets in Mexico, Puerto Rico and Peru in each fiscal year, as well as in Colombia in fiscal 2013 and in Aruba, Curacao and the U.S. Virgin Islands of St. Croix and St. Thomas in fiscal years 2013 and 2012 considering recent operating losses incurred in these markets (indicator of potential impairment). As a result of these analyses, no impairments were recorded for the Company’s operations in Colombia in fiscal year 2013, nor in Aruba, Curacao and the U.S. Virgin Islands of St. Croix and St. Thomas in fiscal years 2013 and 2012, and nor in Peru in fiscal year 2011 since the estimates of undiscounted future cash flows for each restaurant in these markets or the fair market value exceeded its carrying value. However, the Company recorded impairment charges associated with certain restaurants in Mexico, Puerto Rico and Peru (the latter only in 2013 and 2012) with undiscounted future cash flows insufficient to recover their carrying value. The impairment charges were measured by the excess of the carrying amount of the restaurants over their fair value. The impairment charges totaling $2,958, $1,982 and $1,715 in 2013, 2012 and 2011, respectively, are included within “Other operating expenses, net” in the consolidated statements of income.

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

Goodwill

Goodwill represents the excess of cost over the estimated fair market value of net tangible assets and identifiable intangible assets acquired. In accordance with the guidance within ASC Topic 350 Intangibles-Goodwill and Other, goodwill is stated at cost and reviewed for impairment on an annual basis. The annual impairment test is performed during the fourth quarter of the fiscal year and compares the fair value of each reporting unit, generally based on discounted future cash flows, with its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is measured as the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill. As a result of the analyses performed in the fourth quarter of 2012 and 2011, the Company recorded impairment charges of the full amounts of goodwill that had been generated in the acquisition of restaurants in Puerto Rico and the U.S. Virgin Island of St. Croix, respectively. The impairment charges amounting to $683 in 2012 and $2,077 in 2011 are included within “Other operating expenses, net” in the consolidated statements of income. No impairments of goodwill were recognized during fiscal year 2013.

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $160,184, $147,194 and $139,749 in 2013, 2012 and 2011, respectively. Advertising expenses related to franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to franchised operations were $49,820, $46,614 and $44,779 in 2013, 2012 and 2011, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
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

Accounts payable outsourcing

The Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. This service allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. Independent of the Company, the financial institutions also allow suppliers to sell their receivables to the financial institutions in an arrangement separately negotiated by the supplier and the financial institution. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. All of the Company’s obligations, including amounts due, remain to the Company’s suppliers as stated in the supplier agreements. As of December 31, 2013 and 2012, $1,859 and $1,988, respectively, of the Company’s total accounts payable are available for this purpose and have been sold by suppliers to participating financial institutions.

Share-based compensation

The Company recognizes compensation expense as services required to earn the benefits are rendered. See Note 16 for details of the outstanding plans and the related accounting policies.

Derivative financial instruments

The Company utilizes certain hedge instruments to manage its interest rate and foreign currency rate exposures, among others. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. All derivatives are recognized as either assets or liabilities in the balance sheets and are measured at fair value. Additionally, the fair value adjustments will affect either shareholders’ equity as accumulated other comprehensive income (loss) or net income (loss) depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
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

The Company considers the employee benefits arising from LOTTT as non-retirement post-employment benefits subject to the provisions of ASC 712, because they are benefits provided by the Company to all workers who leave the job for any reason, after active employment but before retirement. In accordance with ASC 712-10-25-4 and 710-10-25-1, the Company recognizes a liability for these employee benefits since all of the following criteria are met: (i) the employees' rights to receive the benefits are attributable to services already rendered; (ii) the employees' rights are cumulative or vested; (iii) the payment of the benefits is probable; and (iv) the expected cost of providing the benefits can be reasonably estimated. Following ASC 712-10-35-1, the Company refers to ASC 715-30 for guidance in measuring these post-employment obligations, similar to pension benefits. The Company obtains an actuarial valuation to measure the post-employment benefits obligation, using the projected unit credit actuarial method. As the post-employment obligation under LOTTT must be computed retroactively based on services rendered in periods prior to the effective date of the new law, the portion of the liability related to prior service periods was recorded as unrecognized prior service costs within the “Accumulated other comprehensive losses” component of shareholders´ equity. Unrecognized prior service costs are being amortized to the income statement and recorded as an expense following ASC 715-30-35-11 by assigning an equal amount to each future service period of each active employee who is expected to receive benefits under the plan.

At December 31, 2013 and 2012, the accumulated post-employment obligation was $3,456 and $2,506, respectively, of which $1,258 and $1,837 were related to unrecognized prior service cost recognized as a component of comprehensive income (net of deferred income tax for $427 and $624, respectively). During fiscal year 2013 and 2012 post-employment expenses amounted to $1,758 and $669, including the amortization of prior service cost expense for $579 and $nil,  respectively. During 2013 the Company settled $229 related to this obligation.

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

Recent accounting pronouncements

In September 2011 and July 2012, the FASB issued ASU 2011-08 and ASU 2012-02, respectively, which provide an entity the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test for goodwill and indefinite-lived intangible assets, respectively.  If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit or an indefinite-lived intangible asset is less than its carrying amount, the quantitative impairment test is required.  Otherwise, no further testing is required. The Company adopted ASU 2011-08 and ASU 2012-02 for its fiscal year beginning on January 1, 2012 and 2013, respectively, with no significant impact on the Company’s consolidated financial statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Recent accounting pronouncements (continued)

In February 2013, the FASB issued ASU 2013-02 which provides new guidance on the reporting of amounts reclassified out of accumulated other comprehensive income. This guidance requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The Company adopted this new guidance on January 1, 2013. As a result of such adoption, the Company provides the additional information in Note 22 on a comparative basis.

No other new accounting pronouncement issued or effective during the periods had or is expected to have a material impact on the Company’s consolidated financial statements.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.	Acquisition of businesses (continued)

Other acquisitions

In 2011, the Company acquired franchised restaurants in Brazil and Chile. In 2012, the Company acquired franchised restaurants in Colombia, Chile, Mexico and Puerto Rico. In 2013 the Company acquired franchised restaurants in Argentina, Brazil, Chile and Venezuela. Presented below is supplemental information about these non-significant acquisitions:

Purchases of restaurant businesses:	2013	2012	2011
Property and equipment	$2,186	$1,793	$1,704
Identifiable intangible assets	6,628	6,061	-
Goodwill	-	1,196	4,952
Assumed debt	(317)	-	-
Gain on bargain purchase of franchised restaurants	(3,827)	(1,161)	-
Purchase price	4,670	7,889	6,656
Restaurants sold in exchange	(635)	-	-
Settlement of franchise receivables	-	(1,885)	(663)
Seller financing	(3,711)	-	-
Purchase price paid at acquisition date	$324	$6,004	$5,993

5.	Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year end:

	2013	2012

Receivables from franchisees	$52,475	$38,079
Debit and credit card receivables	39,098	45,223
Meal voucher receivables	14,375	16,800
Notes receivable	9,846	8,939
Allowance for doubtful accounts	(5,098)	(4,022)
	$110,696	$105,019

6.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year end:

	2013	2012

Prepaid expenses and taxes	$94,358	$86,249
Promotion items	14,786	14,899
	$109,144	$101,148

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2013	2012

Land	$190,424	$200,340
Buildings and leasehold improvements	727,567	712,908
Equipment	686,744	544,213
Total cost	1,604,735	1,457,461
Total accumulated depreciation	(360,424)	(281,111)
	$1,244,311	$1,176,350

Total depreciation expense for fiscal years 2013, 2012 and 2011 amounted to $96,563, $77,503 and $57,827, respectively.

8.	Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

	2013	2012
Net intangible assets (i)
Computer software cost	$69,319	$62,159
Initial franchise fees	25,629	20,429
Reacquired franchised rights	11,625	6,076
Letter of credit fees	940	940
Total cost	107,513	89,604
Total accumulated amortization	(54,042)	(40,512)
Subtotal	53,471	49,092

Goodwill (ii)
Mexico	7,748	7,780
Brazil	7,021	8,086
Ecuador	273	273
Peru	201	220
Chile	1,416	1,553
Colombia	245	267
Subtotal	16,904	18,179
	$70,375	$67,271

(i)     Total amortization expense for fiscal years 2013, 2012 and 2011 amounted to $18,297, $14,825 and $11,144, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows: $18,262 for 2014, $18,104 for 2015; $7,308 for 2016; $4,864 for 2017; $912 for 2018; and thereafter $4,021.

(ii)           Related to the acquisition of franchised restaurants (Mexico, Brazil, Peru, Chile and Colombia) and non-controlling interests in subsidiaries (Ecuador and Chile).

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following at year end:

	2013	2012
Current:
Accrued payroll	$101,183	$110,499
Long-term incentive plan	3,620	8,843
Accrued expenses	25,931	17,908
Amnesty program	2,220	10,236
Other liabilities	9,016	3,204
	$141,970	$150,690

Non-current:
Long-term incentive plan	$1,302	$2,968
Amnesty program	15,598	20,210
Other liabilities	18,546	16,937
	$35,446	$40,115

10.	Short-term debt

Short-term debt consists of the following at year-end:

	2013	2012
Bank overdrafts (i)	$7,156	$480
Short-term loans	393	88
	$7,549	$568

(i)           Mainly comprised of an overdraft granted by Banco Francés in Argentina totaling 43.5 million of Argentine Pesos (equivalent to $6,676 at year-end exchange rate). This overdraft matures in April 2014 and accrues interest at an annual rate of 21.75%.

Revolving Credit Facility

On August 3, 2011, ADBV entered into a committed revolving credit facility with Bank of America, N.A., as lender, for $50 million. On August 2, 2013, ADBV renewed the revolving credit facility for $75 million maturing on August 3, 2015. The obligations of ADBV under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. This revolving credit facility will permit the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Each loan made to ADBV under the revolving credit facility will bear interest at an annual rate equal to LIBOR plus 2.50%. Interest on each loan will be payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

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

No amounts are due at the date of issuance of these consolidated financial statements in connection with this revolving credit facility.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Long-term debt

Long-term debt consists of the following at year-end:

	2013	2012

2023 Notes	$468,470	$-
2016 Notes	287,547	331,859
2019 Notes	-	306,798
Capital lease obligations	7,563	9,121
Other long-term borrowings	12,318	3,824
Total	775,898	651,602
Current portion of long-term debt	4,727	1,634
Long-term debt, excluding current portion	$771,171	$649,968

2023 Notes

On September 27, 2013, the Company issued senior notes for an aggregate principal amount of $473,225 due 2023 (the “2023 Notes”), of which $375,000 were issued at a price of 100.909% and $98,225 were issued as consideration for the partial exchange of 2019 Notes described below. On October 9, 2013, the Company issued additional 2023 Notes for an aggregate principal amount of $542 as consideration for additional exchanges of 2019 Notes as also described below. The 2023 Notes mature on September 27, 2023 and bear interest of 6.625% per year. Periodic payments of principal are not required under the 2023 Notes. Interest is paid semi-annually commencing on March 27, 2014. The gross proceeds from the cash issuance of 2023 Notes amounting to $378,409 were partially used to finance the purchase of 2019 Notes discussed below and to repay certain of the Company’s short-term debt.

The Company recorded the portion of 2023 Notes issued in exchange for cash at the original price of 100.909%. The portion of 2023 Notes issued as consideration for the partial exchange of 2019 Notes was recorded at the carrying value of the 2019 Notes since there were no substantive modifications to the terms of the debts according to ASC 470-50-40. The net discount amounting to $5,420 (comprised of a discount of $8,829 related to the non-cash issuance, partially offset by $3,409 of a premium related to the cash issuance) is being accreted over the term of the 2023 Notes and recognized as a higher interest expense. The Company incurred $3,313 of financing costs related to the cash issuance of 2023 Notes, which were capitalized as deferred financing costs and are being amortized over the life of the notes.

Interest expense related to the 2023 Notes was $8,196 during fiscal year 2013. Net accretion related to 2023 Notes (due to the initial recognition of the portion issued as consideration for the exchange of 2019 Notes at its carrying value, partially offset by the premium received as a result of the cash issuance) amounted to $123 during fiscal year 2013. Amortization of deferred financing costs related to the 2023 Notes amounted to $109 during fiscal year 2013. These charges are included within “Net interest expense” in the consolidated statements of income.

The 2023 Notes are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing the 2023 Notes. The 2023 Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The 2023 Notes rank equally with all of the Company’s senior unsecured and unsubordinated indebtedness and are effectively junior to all secured indebtedness of the Company. The indenture governing the 2023 Notes imposes certain restrictions on the Company and its subsidiaries, including some restrictions on their ability, with certain permitted exceptions, to: (i) create liens, (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets.

The 2023 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Long-term debt (continued)

2016 Notes

On July 13, 2011 the Company issued R$ 400 million of Brazilian reais notes due 2016 (the “Brazilian notes” or “2016 Notes”). In addition, on April 24, 2012, the Company issued an additional R$275 million aggregate principal amount of the 2016 Notes at a price of 102.529%. The 2016 Notes bear interest of 10.25% per year, payable semi-annually beginning on January 13, 2012. The 2016 Notes mature on July 13, 2016 and are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries.

The Company incurred $3,699 of financing costs related to these issuances, which were capitalized as deferred financing costs and are being amortized over the life of the notes.

Interest expense related to the 2016 Notes (net of premium amortization) was $31,418, $30,051 and $11,119 for fiscal years 2013, 2012 and 2011, respectively. Amortization of deferred financing costs related to the 2016 Notes amounted to $777, $704 and $250 for fiscal years 2013, 2012 and 2011, respectively. These charges are included within “Net interest expense” in the consolidated statements of income.

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

The 2016 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

2019 Notes

In October 2009, ADBV had issued senior notes for an aggregate principal amount of $450,000 at a price of 99.136% (the “2019 Notes”). The 2019 Notes matured on October 1, 2019 and bore interest of 7.5% per year. Periodic payments of principal were not required under the 2019 Notes. Interest was paid semi-annually.

On July 18, 2011 the Company redeemed 31.42% or $141,400 of the outstanding principal amount of its 2019 Notes at a redemption price of 107.5% plus accrued and unpaid interest.

On September 10, 2013 the Company launched a tender and exchange offer pursuant to which it offered to exchange any and all of ADBV outstanding 2019 Notes for newly issued 2023 Notes and to purchase any and all of ADBV outstanding 2019 Notes for cash. The tender and exchange offer expired on September 23, 2013 and October 7, 2013, respectively. At September 30, 2013 the Company accepted and exchanged $89,955 of ADBV 2019 Notes and accepted and purchased $118,366 of ADBV 2019 Notes that were tendered prior to September 23, 2013 (the early exchange date and tender expiration date). The total aggregate amount exchanged or purchased was $208,321, representing 67.5% of the then outstanding principal amount of the 2019 Notes. The Company issued senior notes due 2023 for an aggregate principal amount of $98,225 and paid $51 in cash as consideration for the exchange. The Company paid $128,131 as tender consideration for the purchase (equal to a redemption price of 108.25%). The Company also paid $7,638 in cash for accrued and unpaid interests related to the tendered and exchanged debt. On October 7, 2013, the Company accepted and exchanged $512 of ADBV 2019 Notes that were tendered after the early exchange date and before the exchange expiration date in connection with the tender and exchange offer that had been launched in September 2013. The Company issued additional 2023 Notes for an aggregate principal amount of $542 and paid $2 in cash as consideration for this additional exchange.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Long-term debt (continued)

2019 Notes (continued)

In addition, on December 17, 2013, the Company exercised its option to redeem all of the then outstanding principal amount of ADBV 2019 Notes ($99,767) at a redemption price equal to 109.129%. As a result, the Company paid $108,875 plus $1,580 of accrued and unpaid interests related to the called portion of the 2019 Notes.

As a result of the purchase, exchange and call described above, the Company incurred a one-time loss amounting to $23,467. This loss is comprised of (i) $18,873 related to the consideration in excess of the principal amount of the purchased and called debt, (ii) $2,599 related to the accelerated amortization of deferred financing costs of the purchased and called debt, (iii) $1,127 related to the accelerated accretion of the original discount of the purchased and called debt, and (iv) $868 related to the costs incurred in connection with the exchange offer. The exchange of debt was accounted for as a modification of debt and as such, the related effects are being recognized prospectively based on a new effective interest rate of the 2023 Notes.

Interest expense related to the 2019 Notes was $18,765, $23,145 and $28,948 during fiscal year 2013, 2012 and 2011, respectively. Amortization of deferred financing costs related to the 2019 Notes (including the accelerated amortization as a result of the purchase, exchange and call described above) amounted to $3,056, $610 and $3,067 for fiscal year 2013, 2012 and 2011, respectively. Accretion of the original discount related to the 2019 Notes (including the accelerated accretion as a result of the purchase and call) amounted to $1,802, $266 and $1,335 for fiscal year 2013, 2012 and 2011, respectively. Loss from the purchase and call of the 2019 Notes at a price higher than the nominal value amounted to $18,873 in 2013. These charges are included within “Net interest expense” in the consolidated statements of income.

Other required disclosures

At December 31, 2013, future payments related to the Company’s long-term debt are as follows:

	Principal	Interest	Total
2014	$4,721	$62,570	$67,291
2015	7,452	61,970	69,422
2016	289,277	61,213	350,490
2017	442	31,666	32,108
2018	433	31,641	32,074
Thereafter	477,084	158,116	635,200
Total payments	779,409	407,176	1,186,585
Interest	-	(407,176)	(407,176)
Discount on 2023 Notes	(8,620)	-	(8,620)
Premium on 2023 Notes	3,323	-	3,323
Premium on 2016 Notes	1,786	-	1,786
Long-term debt	$775,898	$-	$775,898

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
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

On July 19, 2011 and July 20, 2011, the Company settled these derivative instruments before their maturity. During fiscal year 2011, the Company made net payments to the counterparties totaling $113,594 in connection with these agreements. During fiscal year 2011, the Company recorded net losses for $9,732 within “Loss from derivative instruments” in the Company’s consolidated statements of income.

Forward contracts

At December 31, 2010, the Company had outstanding forward contracts to buy a total amount of $20 million on May 10, 2011 at the forward exchange rate of 1.7355 Brazilian reais per U.S. dollar. When settled, the Company entered into additional forwards contracts to buy a total amount of $40 million on September 2, 2011 at the forward exchange rate of 1.6152 Brazilian reais per U.S. dollar. These forward contracts were settled before their maturity on August 10, 2011. The Company entered into these derivatives as a result of the partial amortization of the notional amounts of the cross-currency interest rate swaps described above in order to maintain a total notional amount of $200 million hedged all times.

These forward contracts were carried at fair market value in the consolidated balance sheets with changes reported in earnings. The Company paid $1,579 in connection with the settlements of these forward contracts. During fiscal year 2011, the Company recognized a loss of $1,256 in connection with these agreements, which is included within “Loss from derivative instruments” in the Company’s consolidated statements of income.

Bond swaps

On December 10, 2009, the Company decided to hedge 44% of the Company’s currency exposure from the 2019 Notes coupon payments related to the Company’s generation of cash flows in Brazilian reais. Therefore in December 2009 ADBV entered into two coupon-only cross-currency interest rate swap agreements (bond swaps) with JP Morgan and Morgan Stanley to convert a portion of the coupons of the 2019 Notes denominated in US dollars ($200 million at a fixed rate of 7.50%) to Brazilian reais (at a fixed rate of 9.08% and an exchange rate of 1.76 Brazilian reais per US dollar).

These swap agreements did not qualify for hedge accounting under ASC Topic 815. Therefore, the agreements were carried at fair market value in the consolidated balance sheets with changes reported in earnings. On April 24, 2012 the Company settled these derivatives before their maturity. During fiscal year 2012, the Company made net payments to the counterparties totaling $4,322 and recognized net losses of $1,738 in connection with these agreements. During fiscal year 2011, the Company made net payments to the counterparties amounting to $3,759 and recognized a net gain of $1,464 in connection with these agreements. The abovementioned gains and losses are included within “Loss from derivative instruments” in the Company’s consolidated statements of income.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Derivatives not designated as hedging instruments (continued)

Total equity return swap (continued)

On August 13, 2012 the Company entered into a total equity return swap agreement with Goldman Sachs International in order to minimize earnings volatility related to ADBV Long-Term Incentive Plan. Under the agreement effective as from August 20, 2012, the Company receives (pays) the appreciation (depreciation), plus any dividends, on a notional number of Class A shares (2,272,551 at the inception) over a reference price of approximately $13.77 per share. The Company in turn pays interests at 3-month LIBOR plus 380 basis points (330 basis points at the inception) over a USD notional amount ($31,290 at the inception). The Company may, prior to maturity of the agreement and subject to certain limitations, reduce the notional number of Class A shares underlying the total equity return swap transaction. The counterparty can terminate the swap agreement if (i) the average of the Company’s stock price for any three consecutive exchange business days is less than $7.57; or (ii) on any day, there is a decline of 10% or more in the price with respect to the closing price of the preceding business day and the price per share at such time is less than 8.95. The agreement will mature no later than September 2014.

During fiscal year 2013 the Company reduced the notional number of class A shares underlying the total equity return swap transaction by 1,250,000 shares (equivalent to a notional amount of $17,211). The Company paid $1,731 as settlement of these share reductions (including interests and fees) during fiscal year 2013.

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

At December 31, 2013 the fair market value of the total equity return swap amounted to $1,378 payable ($3,952 at December 31, 2012). During fiscal years 2013 and 2012, the Company recorded a gain of $630 and a loss of $4,111, respectively, within “General and administrative expenses” and a loss of $533 and $159, respectively, within “Net interest expense” in connection with this agreement. In addition, during fiscal years 2013 and 2012, the Company paid interests amounting to $746 and $318, respectively in connection with this agreement.

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

In November 2011, the Company entered into various forward contracts maturing in 2012 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Peru. Pursuant to the agreements, during fiscal year 2012 the Company purchased a total amount of $3,600 at a weighted-average forward rate of 2.76 Peruvian soles per US dollar.

In January and February 2012, the Company entered into various forward contracts maturing in 2012 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia and Chile. Pursuant to the agreements, during fiscal year 2012 the Company purchased a total amount of $8,226 at an average forward rate of 1,855.8 Colombian pesos per U.S. dollar, and a total amount of $11,435 at an average forward rate of 507.3 Chilean pesos per US dollar, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Forward contracts (continued)

In January and February 2013, the Company entered into various forward contracts maturing in 2013 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia, Chile, Peru and Uruguay. Pursuant to the agreements, the Company purchased a total amount of $2,908 at an average forward rate of 1,805.25 Colombian pesos per US dollar, a total amount of $6,800 at an average forward rate of 486.27 Chilean pesos per US dollar, a total amount of $1,925 at an average forward rate of 2.56 Peruvian soles per US dollar and a total amount of $6,000 at an average forward rate of 20.07 Uruguayan pesos, respectively.

In October 2013, the Company entered into various forward contracts maturing in 2014 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia and Chile. Pursuant to the agreements, the Company will purchase a total amount of $11,160 at an average forward rate of 1,932.12 Colombian pesos per U.S. dollar during the first semester of 2014 and will purchase a total amount of $8,134 at an average forward rate of 513.38 Chilean pesos per U.S. dollar during fiscal year 2014.

The Company has designated cash flow hedges that encompass the variability of functional-currency-equivalent cash flows attributable to foreign exchange risks related to the settlement of the foreign-currency-denominated payables resulting from the forecasted purchases (hedges over 90% of the purchases in Chile for 2011; hedges over 60%, 49% and 77% of the purchases in Peru, Colombia and Chile, respectively, for 2012; hedges over 70% of the forecasted purchases in Colombia between February and June 2013, 57% of the forecasted purchases in Chile between February and December 2013, 50% of the forecasted purchases in Peru between February and December 2013 and 49% of the forecasted purchases in Uruguay between March and December 2013; hedges over 79.7% of the forecasted purchases in Colombia for the first and second quarter of 2014 and 75.0%, 50.0%, 30.0% and 30.0% of the forecasted purchases in Chile for the first, second, third and fourth quarter of 2014, respectively). The effect of the hedges result in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). The forward contracts are carried at their fair market value in the consolidated balance sheets, with changes reported within the “Accumulated other comprehensive losses” component of shareholders’ equity. As of December 31, 2013, the fair market value of the outstanding derivatives represented a $383 net receivable ($nil at December 31, 2012). The Company made net collections (payments) totaling $628, $(949) and $(451) during fiscal years 2013, 2012 and 2011, respectively, as a result of the net settlements of these derivatives. In addition, the Company recorded a $1,011 unrealized net gain, a $901 unrealized net loss and a $131 unrealized net gain within the “Accumulated other comprehensive losses” component of shareholders’ equity during fiscal years 2013, 2012 and 2011, respectively.

Cross-currency interest rate swaps

On April 24, 2012, the Company entered into a cross-currency swap agreement with Bank of America to hedge the cash flows of a portion of the 2016 Notes issued. Pursuant to this agreement, the Company received interests at a fixed rate of 10.25% over a notional amount of 70 million of Brazilian reais and paid interests at a fixed rate of 4.90% over a notional amount of $37,433. This agreement matures on July 13, 2016 with exchange of principal.

The Company designated the cross-currency interest rate swap as a cash flow hedge in accordance with ASC Topic 815. Therefore, the agreement was carried at its fair market value in the consolidated balance sheet, with changes reported within the “Accumulated other comprehensive losses” component of shareholders’ equity. The Company reclassified the effective portion of the hedge into income as adjustments to foreign exchange results and net interest expense.

At December 31, 2012, the fair market value of the swap agreement totaled $3,666 payable. During fiscal years 2013 and 2012, the Company recorded net unrealized losses of $294 and $3,294, respectively, within “Accumulated other comprehensive losses”, of which $1,436 and $2,152, respectively, were reclassified from “Accumulated other comprehensive losses” into income as a result of the hedge relationship. The Company collected $1,828 and $372 of net interest from the counterparty during fiscal years 2013 and 2012. On October 4, 2013, the Company settled this swap agreement before its maturity for $9,975. As a result, the Company recorded a loss from the early settlement amounting to $4,187, which was included within “Loss from derivative instruments” in the income statement.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cross-currency interest rate swaps (continued)

On November 7, 2013, the Company entered into a cross-currency interest swap agreement with JP Morgan Chase Bank, N.A., to hedge all the variability in a portion (53.08%) of the principal and interest collections of its BRL intercompany loan receivable with ADBV. All the terms of the swap agreement match the terms of the BRL intercompany loan receivable.  Pursuant to this agreement, the Company receives interests at a fixed rate of 4.38% over a notional amount of 47.3 million of US dollars and pays Brazilian reais interests at a fixed rate of 13 % over a notional amount of R$ 108 million on March 31 and September 30 of each year.  This agreement matures on September 29, 2023 with exchange of principal.

The Company has designated the cross-currency interest rate swap as a cash flow hedge in accordance with ASC Topic 815. Therefore, the agreement is carried at its fair market value in the consolidated balance sheet, with changes reported within the “Accumulated other comprehensive losses” component of shareholders’ equity. The Company reclassifies the effective portion of the hedge into income as adjustments to foreign exchange results and net interest expense.

At December 31, 2013, the fair market value of the swap agreement totaled $180 payable. During the fiscal year 2013, the Company recorded net unrealized losses of $180, within “Accumulated other comprehensive losses”, of which a gain of $972, was reclassified from “Accumulated other comprehensive losses” into income as a result of the hedge relationship.

Additional disclosures

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2013 and 2012:

		Asset (Liability) Derivatives
		Fair Value
Type of Derivative	Balance Sheets Location	2013	2012
Derivatives designated as hedging instruments under ASC Topic 815 Derivatives and Hedging
Forward contracts	Other receivables	$383	$-
Cross-currency interest rate swap (i)	Derivative instruments	(180)	(3,666)
		203	(3,666)
Derivatives not designated as hedging instruments under ASC Topic 815 Derivatives and Hedging

Total equity return swap (ii)	Derivative instruments	$(1,378)	$(3,952)
		(1,378)	(3,952)
Total derivative instruments		$(1,175)	$(7,618)

(i)
At December 31, 2013, disclosed in the consolidated balance sheet as follows: $490 as a non-current asset and $670 as a current liability. At December 31, 2012, disclosed in the consolidated balance sheet as follows: $1,731 as a current asset and $5,397 as a non-current liability.

(ii)	Disclosed in the consolidated balance sheet as a current liability.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Additional disclosures (continued)

The following tables present the pretax amounts affecting income and other comprehensive income for the fiscal year ended December 31, 2013 for each type of derivative relationship:
Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)(i)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)(ii)
Forward contracts	$1,011	$(628)	$-
Settled cross-currency interest rate swap	(294)	1,436	(4,187)
Outstanding cross-currency interest rate swap	(180)	(972)	-
Total	$537	$(164)	$(4,187)

(i)
The gain recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net loss recognized in income related to the cross-currency interest rate swaps is disclosed in the consolidated income statement as follows: a loss of $921 as an adjustment to foreign exchange results and a gain of $457 as an adjustment to net interest expense.

(ii)
Related to the loss incurred in connection with the settlement of the cross-currency interest rate swap agreement before its maturity. This result is recorded within “Loss from derivative instruments” in the Company’s consolidated statement of income.

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative instruments
Total equity return swap (iii)	$97
Others (iv)	46
Total	$143

(iii)	A $630 gain is recorded within “General and administrative expenses” and a $533 loss within “Net interest expense” in the Company’s consolidated statement of income.

(iv)	These results are recorded within “Loss from derivative instruments” in the Company’s consolidated statement of income.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
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

The following tables present the pretax amounts affecting income and other comprehensive income for the fiscal year ended December 31, 2011 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	$131	$451	$-
Total	$131	$451	$-

The loss recognized in income was recorded as an adjustment to food and paper.

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative instruments (i)
Cross-currency interest rate swaps and Mirror swaps	$(9,732)
Bond swaps	1,464
Forwards	(1,256)
Others	287
Total	$(9,237)

(i)	These results are recorded within “Loss from derivative instruments” in the Company’s consolidated statement of income.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Operating lease agreements

At December 31, 2013, the Company was the lessee at 2,180 locations through ground leases (the Company leases the land and the Company or franchisee owns the building) and through improved leases (the Company leases land and buildings). Lease terms for most restaurants vary between 10 and 20 years and, in many cases, provide for rent escalations and renewal options, with certain leases providing purchase options. Escalations terms vary by reporting unit, with examples including fixed-rent escalations, escalations based on an inflation index, and fair value adjustments. The timing of these escalations generally ranges from annually to every five years. According to rental terms, the Company pays a monthly rental expense based on the greater of a fixed rent or a certain percentage of the Company’s gross sales. For most locations, the Company is obligated for the related occupancy costs including property taxes, insurance and maintenance. However, for franchised sites, the Company requires the franchisees to pay these costs. In addition, the Company is the lessee under non-cancelable leases covering certain offices and warehouses.

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

At December 31, 2013, future minimum payments required under existing operating leases with initial terms of one year or more are:

	Restaurant	Other	Total
2014	$148,558	$8,019	$156,577
2015	137,536	6,987	144,523
2016	125,352	5,795	131,147
2017	114,213	5,325	119,538
2018	100,593	2,612	103,205
Thereafter	$497,740	4,454	502,194
Total minimum payment	$1,123,992	$33,192	$1,157,184

The following table provides detail of rent expense for fiscal years 2013, 2012 and 2011:

	2013	2012	2011
Company-operated restaurants (i)	$153,538	$140,014	$129,135
Franchised restaurants (ii)	48,911	44,457	41,252
Total rent expense	$202,449	$184,471	$170,387
(i)	Included within the caption “Occupancy and other operating expenses” in the consolidated statements of income.
(ii)	Included within the caption “Franchised restaurants – occupancy expenses” in the consolidated statements of income.

The following table provides a breakdown detail of rent expense between minimum and contingent rentals for fiscal years 2013, 2012 and 2011:

	2013	2012	2011
Minimum rentals	$126,329	$117,006	$121,533
Contingent rentals based on sales	76,120	67,465	48,854
Total rent expense	$202,449	$184,471	$170,387

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
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

At December 31, 2013 and 2012, net property and equipment under franchise arrangements totaled $191,422 and $211,139, respectively (including land of $58,976 and $63,839, respectively).

Revenues from franchised restaurants for fiscal years 2013, 2012 and 2011 consisted of:

	2013	2012	2011
Rent	$171,859	$161,591	$152,380
Initial fees (i)	929	780	514
Royalty fees (ii)	639	652	627
Total	$173,427	$163,023	$153,521

(i)	Disclosed net of initial fees paid to McDonald’s Corporation for $1,150, $882 and $518 in 2013, 2012 and 2011, respectively.
(ii)	Disclosed net of royalties fees paid to McDonald’s Corporation for $69,933, $65,756 and $60,261 in 2013, 2012 and 2011, respectively.

At December 31, 2013, future minimum rent payments due to the Company under existing franchised agreements are:

	Owned sites	Leased sites	Total

2014	$21,899	$20,053	$41,952
2015	20,508	17,505	38,013
2016	18,363	15,124	33,487
2017	16,401	13,992	30,393
2018	13,565	13,052	26,617
Thereafter	70,099	60,996	131,095
Total	$160,835	$140,722	$301,557

15.	Income taxes

The Company’s operations are conducted by its foreign subsidiaries in Latin America and the Caribbean. The foreign subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such foreign countries.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.	Income taxes (continued)

Statutory tax rates in the countries in which the Company operates for fiscal years 2013, 2012 and 2011 were as follows:

	2013	2012	2011

Puerto Rico	20%	20%	30%
Argentina, Martinique, French Guyana, Guadeloupe, St Croix, St. Thomas, Aruba and Curacao	35%	35%	35%
Brazil and Venezuela	34%	34%	34%
Colombia	34%	33%	33%
Costa Rica, Peru and Mexico	30%	30%	30%
Panamá, Uruguay, Trinidad and Tobago and Netherlands	25%	25%	25%
Ecuador	22%	23%	24%
Chile	20%	20%	20%

Income tax expense for fiscal years 2013, 2012 and 2011 consisted of the following:

	2013	2012	2011
Current income tax expense	$33,609	$32,147	$47,485
Deferred income tax expense (benefit)	9,113	14,228	(2,882)
Income tax expense	$42,722	$46,375	$44,603

Income tax expense for fiscal years 2013, 2012 and 2011 differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax income as a result of the following:

	2013	2012	2011
Pre-tax income	$96,594	$160,963	$160,403
Weighted-average statutory income tax rate (i)	31.92%	35.20%	32.35%
Income tax expense at weighted-average statutory tax rate on pre-tax income	30,833	56,659	51,890
Permanent differences:
Change in valuation allowance	39,621	(7,660)	(20,962)
Non-deductible expenses	13,500	22,258	28,783
Tax deductible goodwill in Brazil and other tax benefits (ii)	(26,948)	(18,789)	(21,640)
Withholding income taxes on intercompany transactions	3,121	3,437	9,038
Tax inflation adjustment	(20,041)	(10,983)	(3,471)
Expiration of tax loss carryforwards	-	1,017	1,298
Others	2,636	436	(333)
Income tax expense	$42,722	$46,375	$44,603

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.	Income taxes (continued)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at December 31, 2013 and 2012 are presented below:

	2013	2012
Tax loss carryforwards (i)	$276,468	$267,826
Purchase price allocation adjustment	74,349	92,715
Property and equipment – tax inflation adjustment	41,212	39,290
Other accrued payroll and other liabilities	20,941	15,452
Share-based compensation programs	6,532	9,679
Provision for contingencies	2,809	9,447
Other deferred tax assets	20,880	20,185
Property and equipment – difference in depreciation rates	(41,087)	(54,383)
Other deferred tax liabilities (ii)	(12,499)	(16,769)
Valuation allowance (iii)	(270,057)	(236,563)
Net deferred tax asset	$119,548	$146,879

(i)	As of December 31, 2013, the Company and its subsidiaries had accumulated operating tax loss carryforwards amounting to $986,727. These operating tax loss carryforwards expire as follows:

2013
Fiscal year 2014	$5,293
Fiscal year 2015	357
Fiscal year 2016	26,954
Fiscal year 2017	89,318
Fiscal year 2018	3,657
Thereafter	367,022
Without expiration terms	494,126
$986,727

(ii)	Primarily related to intangible assets and foreign currency exchange gains.
(iii)	In assessing the realization of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Balance sheets classification of deferred taxes at December 31, 2013 and 2012 is as follows: current deferred tax assets of $27,974 in 2013 and $22,178 in 2012; non-current deferred tax assets of $97,687 in 2013 and $133,708 in 2012; and non-current deferred tax liabilities of $6,113 in 2013 and $9,007 in 2012.

Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences were approximately $216.2 million at December 31, 2013 and consisted of undistributed earnings considered permanently invested in subsidiaries. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

As of December 31, 2013 and 2012, the Company’s gross unrecognized tax benefits totaled $1,697 and $1,554 (including interests and penalties), respectively, that would favorably affect the effective tax rate if resolved in the Company’s favor. The Company is regularly under audit in multiple tax jurisdictions. It is reasonably possible that, as a result of audit progression within the next 12 months, there may be new information that causes the Company to reassess the total amount of unrecognized tax benefits recorded. While the Company cannot estimate the impact that new information may have on the unrecognized tax benefit balance, the Company believes that the liabilities that are recorded are appropriate and adequate as determined under ASC 740. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2007.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation

ADBV Long-Term Incentive Plan

During 2008, the Company implemented a long-term incentive plan to reward employees for increases in the fair value of the Company’s stock subsequent to the date of grant. In accordance with this plan, in fiscal years 2008, 2009 and 2010 the Company granted units (called “CADs”) to certain employees, pursuant to which the employees are entitled to receive, when vested, a cash payment equal to the appreciation in fair value over the base value. The awards vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years. The exercise right is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the fifth anniversary of the date of grant. Exercisable outstanding awards at the date of termination are automatically settled by the Company.

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

The following variables and assumptions have been used by the Company for purposes of measuring its liability awards at December 31, 2013 and 2012:

	2013	2012
Current price (i)	12.12	11.96
Weighted-average base value of outstanding units	6.76	6.22
Expected volatility (ii)	32.3%	37.3%
Dividend yield	2.0%	2.0%
Risk-free interest rate	0.1%	0.4%
Expected term	last vesting date	last vesting date

(i)	Equal to the quoted market price per share at the end of the year.
(ii)	Based on implied volatility of the Company’s class A shares.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation (continued)

ADBV Long-Term Incentive Plan (continued)

The following table summarizes the activity under the plan for fiscal years 2013, 2013 and 2011:

	Units	Weighted-average base value	Weighted-average fair value
Outstanding at December 31, 2010	3,534,414	5.54	10.94
Exercised (i)	(525,017)	5.19
Forfeited	(85,815)	5.02
Outstanding at December 31, 2011	2,923,582	5.82	14.44
Exercised (ii)	(696,067)	4.61
Forfeited	(98,294)	5.62
Outstanding at December 31, 2012	2,129,221	6.22	5.79
Exercised (iii)	(1,022,347)	5.69
Forfeited	(88,568)	6.32
Outstanding at December 31, 2013	1,018,306	6.76	5.23
Exercisable at December 31, 2013	451,873	7.46	4.55

(i)	The total amount paid for these exercises was $9,841.
(ii)
The total amount paid for these exercises was $5,811. At December 31, 2012 the Company maintained a current payable of $907 related to these exercises that is disclosed within “accrued payroll and other liabilities” in the Company’s balance sheet.

(iii)	The total amount paid for these exercises was $7,857.

The following table provides a summary of the plan at December 31, 2013:
	Vested (i)	Non-vested (ii)	Total

Number of units outstanding	451,873	566,433	1,018,306
Weighted-average fair market value per unit	4.55	5.78	5.23
Total fair value of the plan	2,057	3,272	5,329
Weighted-average accumulated percentage of service	100	87.57	92.37
Accrued liability (iii)	2,057	2,865	4,922
Compensation expense not yet recognized (iv)	-	407	407

(i)	Related to exercisable awards.
(ii)	Related to awards that will vest between fiscal years 2014 and 2015.
(iii)
The total accrued liability of $4,922 related to outstanding units is disclosed within “Accrued payroll and other liabilities” in the Company’s balance sheet as follows: $3,620 as a current liability and $1,302 as a non-current liability.

(iv)	Expected to be recognized in a weighted-average period of 1.1 years.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
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

Not including the impact of the total equity return swap agreement, compensation expense (benefit) for the fiscal years 2013, 2012 and 2011 amounted to $1,875, $(15,746) and $19,295, respectively. See Note 12 for a discussion of the impact of the equity return swap agreement on the Company’s consolidated statement of income. Compensation expense is included within “General and administrative expenses” in the consolidated statement of income. Compensation expense for the fiscal year 2011 includes an incremental expense amounting to $10,526 related to the effect of remeasuring the accrued liability considering the initial quoted market price of $21.00 as a result of becoming a public company.

The Company recognized $334, $4,424 and $(4,436) of related income tax expense (benefit) during fiscal years 2013, 2012 and 2011, respectively.

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

Compensation expense for fiscal year 2011 amounted to $2,214. Compensation expense is included within “Other operating expenses, net” in the consolidated statement of income.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering. Both types of special awards vest as follows: 1/3 on each of the second, third and fourth anniversaries of the grant date. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years 2011, 2012 and 2013.  Both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested.

The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted share units is based on the quoted market price of the Company’s class A shares at the grant date. The following variables and assumptions have been used by the Company for purposes of measuring its stock options awards at each grant date (on the second quarter of each year):

	2013	2012	2011

Grant-date stock price (i)	14.31	14.35	21.20
Weighted-average strike price	14.31	14.35	21.20
Expected volatility (ii)	38.0%	48.0%	28.6%
Dividend yield	1.7%	1.7%	1.1%
Risk-free interest rate	1.0%	0.8%	3.4%
Expected term	last vesting date	last vesting date	last vesting date

(i)	Equal to the quoted market price per Class A share at market-closing of the date of grant.
(ii)
Based on implied volatility of the Company’s class A shares, except for 2011 which was based on historical 1-year implied volatility of Latin American comparable companies, calculated as the standard deviation on the logarithms of daily price returns, annualized by the squared root of the number of days.

The resulting value of stock options and restricted share units granted was $1,807 and 3,056, respectively, during the fiscal year 2013; $3,051 and $3,030, respectively, during the fiscal year 2012; and $10,435 and $21,488, respectively, during the fiscal year 2011.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense in the amount of $5,782, $12,900 and $8,202 during fiscal years 2013, 2012 and 2011, respectively, of which $1,964, $7,997 and $5,703 relates to the special awards granted in connection with the initial public offering. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

The Company recognized $88, $2,807 and $1,690 of related income tax benefits during fiscal years 2103, 2012 and 2011, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

Stock Options

The following table summarizes the activity of stock options during fiscal years 2013, 2012 and 2011:

	Units	Weighted-average strike price	Weighted-average grant-date fair value
Outstanding at December 31, 2010	-	-	-
2011 IPO special grant	1,046,459	21.20	5.28
2011 annual grant	833,388	21.20	5.89	2
Outstanding at December 31, 2011	1,879,847	21.20	5.55
2012 annual grant	584,587	14.35	5.22
Outstanding at December 31, 2012	2,464,434	19.58	5.47
2013 annual grant	431,726	14.31	4.19
Forfeitures	(462,272)	19.97	5.41
Outstanding at December 31, 2013	2,433,888	18.57	5.26
Exercisable at December 31, 2013	546,687	21.20	5.59

The following table provides a summary of outstanding stock options at December 31, 2013:

	Vested (i)	Non-vested (ii)	Total

Number of units outstanding	546,687	1,887,201	2,433,888
Weighted-average grant-date fair market value per unit	5.59	5.16	5.26
Total grant-date fair value	3,057	9,735	12,792
Weighted-average accumulated percentage of service	100.0	61.3	70.6
Stock-based compensation recognized in Additional paid-in capital	3,057	5,971	9,028
Compensation expense not yet recognized (iii)	-	3,764	3,764

(i)	Related to exercisable awards.
(ii)	Related to awards that will vest between fiscal years 2014 and 2018.
(iii)	Expected to be recognized in a weighted-average period of 3.1 years.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

Restricted Share Units

The following table summarizes the activity of restricted share units during fiscal years 2013, 2012 and 2011:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2010	-	-
2011 IPO special grant	782,137	21.20
2011 annual grant	231,455	21.20
Outstanding at December 31, 2011	1,013,592	21.20
2012 annual grant	211,169	14.35
Outstanding at December 31, 2012	1,224,761	20.02
2013 annual grant	213,600	14.31
Partial vesting of 2011 grants (i)	(338,014)	21.20
Forfeitures	(196,253)	19.94
Outstanding at December 31, 2013	904,094	18.25
Exercisable at December 31, 2013	-	-

(i)
The Company issued 338,014 Class A shares in connection with this partial vesting. Therefore, accumulated recorded compensation expense totaling $7,166 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance.

The following table provides a summary of outstanding restricted share units at December 31, 2013:

Number of units outstanding (i)	904,094
Weighted-average grant-date fair market value per unit	18.25
Total grant-date fair value	16,496
Weighted-average accumulated percentage of service	64.8
Stock-based compensation recognized in Additional paid-in capital	10,690
Compensation expense not yet recognized (ii)	5,806

(i)	Related to awards that will vest between fiscal years 2014 and 2018.
(ii)	Expected to be recognized in a weighted-average period of 3.1 years.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, substantially consistent with market;
(ii)
to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened; for the three-year period commenced on January 1, 2014 the Company must reinvest an aggregate of at least $180 million; and open no less than 250 new restaurants

(iii)	to commit to funding a specified Strategic Marketing Plan; and
(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located.

The Company obtained temporary royalty waivers from McDonald’s Corporation for its operations in Venezuela of $8 million and $5 million for the full year 2013 and 2012, respectively. On December 2, 2013, the Company obtained an additional temporary royalty waiver of $18 million for fiscal year 2014.

In addition, the Company maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letter of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At December 31, 2013 the Company maintains a provision for contingencies amounting to $22,341 ($27,818 at December 31, 2012), which is disclosed net of judicial deposits amounting to $7,519 ($7,219 at December 31, 2012) that the Company was required to make in connection with the proceedings. As December 31, 2013 and 2012, the net amount of $14,822 and $20,599 is disclosed as follows: $1,748 and $507 as a current liability and $13,074 and $20,092 as a non-current liability, respectively. Breakdown of the provision for contingencies is as follows:

	2013	2012
Tax contingencies in Brazil (i)	$2,235	$4,011
Labor contingencies in Brazil (ii)	9,484	14,256
Other (iii)	10,622	9,551
Subtotal	22,341	27,818
Judicial deposits (iv)	(7,519)	(7,219)
Provision for contingencies	$14,822	$20,599

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Commitments and contingencies (continued)

Provision for contingencies (continued)

(i) Tax contingencies in Brazil. In 2013 and 2012 it mainly relates to tax on bank account transactions (CPMF), abolished in 2007. In 2011 it was mainly related to VAT special treatment for restaurants in Rio de Janeiro and taxes over the royalty payments. During fiscal year 2011, the Company recorded an accrual of $19,626, primarily related to a modification in the fiscal authorities’ interpretation regarding taxes impacting royalty payments; a reduction in the accrual of $14,790, corresponding to downwards revisions of the estimated settlement amounts of several claims (including VAT special treatment for restaurants in Rio de Janeiro) based on the opinion of the Company’s legal advisors; and a currency translation adjustment amounting to $(5,218). In addition, the Company made settlements totaling $8,255. During fiscal year 2012, the Company settled the contingency over royalty payments, paying $11,473 in cash. In addition, the Company entered into an amnesty program to settle the contingency related to VAT special treatment for restaurants in Rio de Janeiro in 18 equal monthly installments, commencing in May 2012, pursuant to which the Company reclassified $28,428 to “Accrued payroll and other liabilities” in the consolidated balance sheet. During fiscal year 2012, the Company also recorded an accrual of $3,770 and a currency translation adjustment amounting to $(2,327). In addition, during fiscal year 2012 there was an increase of $458 as a result of certain balance sheet reclassifications. During fiscal year 2013, the Company recorded an accrual of $13 and a currency translation adjustment amounting to $(527). In addition, the Company made certain balance sheet reclassifications totaling $(271) and settlements amounting to $991 that the Company will recover from McDonald’s Corporation.

(ii)       Labor contingencies in Brazil. It primarily relates to dismissals in the normal course of business. During fiscal years 2013, 2012 and 2011, the Company recorded accruals of $12,714, $10,751 and $8,211, respectively, primarily related to new dismissal claims and to increases on estimated future costs of outstanding claims; and a currency translation adjustment amounting to $(1,586), $(930) and $(2,240), respectively. In addition, the Company made settlements totaling $15,900, $15,211 and $19,781, respectively.

(iii)       Other contingencies. It mainly relates to tax and labor contingencies in other countries. During fiscal years 2013, 2012 and 2011, the Company recorded accruals of $4,546, $1,251 and $4,508, respectively; and a currency translation adjustment amounting $(2,160), $(1,195) and $(1,026), respectively. In addition, the Company made settlements totaling $2,060, $736 and $867, respectively. During fiscal year 2013, the Company made certain balance sheet reclassifications amounting to $745.

(iv)       Judicial deposits. It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil. During fiscal years 2013, 2012 and 2011, there were a net increase (decrease) amounting to $300, $367 and $(20,521), respectively; including foreign currency translation for $(1,049), $(671) and $(3,911), respectively.

As of December 31, 2013, there are certain matters related to the interpretation of tax law for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $13 and $20 million.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Commitments and contingencies (continued)

Provision for contingencies (continued)

In January 2007, several Puerto Rican franchisees filed a lawsuit against McDonald’s Corporation and certain subsidiaries which the Company purchased during the acquisition of the LatAm business. The lawsuit originally sought declaratory judgment and damages in the amount of $11 million plus plaintiffs' attorney fees. In January 2008, the plaintiffs filed an amended complaint that increased the amount of damages sought to $66.7 million plus plaintiffs’ attorney fees. The complaint, as amended, requests that the court declare that the plaintiffs’ respective franchise agreements and contractual relationships with McDonald’s Corporation, which agreements and relationships were assigned or otherwise transferred to the Company as part of the Acquisition of the LatAm business, are governed by the Dealers’ Act of Puerto Rico, or “Law 75”, a Puerto Rican law that limits the grounds under which a principal may refuse to renew or terminate a distribution contract. The complaint also seeks preliminary and permanent injunctions to restrict the Company from declining to renew the plaintiffs’ agreements except for just cause, and to prohibit the Company from opening restaurants or kiosks within a three-mile radius of a franchisee’s restaurant. In September 2008, the Company filed a counter-suit requesting the termination of the franchise agreements with these franchisees due to several material breaches. On December 23, 2010, the commissioner assigned by the Court of First Instance to this case issued a resolution holding that Law 75 applies to the parties’ commercial relationship. On July 20, 2011, the Court of First Instance adopted the Commissioner´s determination with respect to the application of Law 75. This determination is an interlocutory determination that defines the legislation applicable to the franchisee rights and obligations. Law 75 will be the applicable law during the trial process. After the trial conclusion, the Company can still reiterate in appeal the position that Law 75 does not apply to the franchised agreements. The franchisees will still need to demonstrate and prove that the franchisor has breached their respective contracts. Therefore, no provision has been recorded regarding this lawsuit because the Company believes that a final negative resolution has a low probability of occurrence. Both parties have concluded discovery and the Pretrial Hearing was held on August 30, 2012. This case trial commenced on September 10, 2012 and has been scheduled for several dates since 2012. The Company does not anticipate that the trial hearings will conclude in the first semester of 2014.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisee lawsuit.

At December 31, 2013, the non-current portion of the provision for contingencies includes $3,696 related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet. The current asset in respect of McDonald’s Corporation’s indemnity represents the amount of cash to be received as a result of settling certain Brazilian tax contingencies.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
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

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Quoted Prices in
	Active Markets	Significant Other	Significant	Balance as of
	For Identical Assets	Observable Inputs	Unobservable Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2013
Assets
Cash equivalents	$62,201	$-	$-	$62,201
Cross-currency interest rate swap	-	490	-	490
Total Assets	$62,201	490	-	$62,691
Liabilities
Cross-currency interest rate swap	$-	$670	$-	$670
Total equity return swap	-	1,378	-	1,378
Long-term incentive plan	-	4,922	-	4,922
Total Liabilities	$-	6,970	-	$6,970

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
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

Certain financial assets and liabilities not measured at fair value

At December 31, 2013, the fair value of the Company’s short-term and long-term debt was estimated at $819,836, compared to a carrying amount of $783,447. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices, and is similar to Level 2 within the valuation hierarchy. The carrying amount for both cash and equivalents and notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At December 31, 2013, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets recognized in Mexico, Puerto Rico and Peru. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

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

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions, which as from January 1, 2013 are as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, Colombia, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Ecuador, Peru and Uruguay. The accounting policies of the segments are the same as those described in Note 3.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.	Segment and geographic information (continued)

In January 2013, the Company made certain organizational changes in the structure of its geographical divisions in order to balance their relative weight in terms of number of restaurants and revenues. As a result of the reorganization effective January 1, 2013, Colombia and Venezuela, which were part of SLAD, became part of the Caribbean division with headquarters located in Colombia. In accordance with ASC 280, Segment Reporting, the Company has restated its comparative segment information based on the new structure of its geographical divisions.

The following table presents information about profit or loss and assets for each reportable segment:

	For the fiscal year ended December 31,
	2013	2012	2011
Revenues:
Brazil	$1,842,324	$1,797,556	$1,890,824
Caribbean division	830,447	754,730	663,981
NOLAD	407,772	384,041	355,265
SLAD	952,767	861,067	747,579
Total revenues	$4,033,310	$3,797,394	$3,657,649

Adjusted EBITDA:
Brazil	$245,957	$240,954	$289,462
Caribbean division	67,180	69,109	53,754
NOLAD	27,397	26,738	19,551
SLAD	105,495	93,756	77,214
Total reportable segments	446,029	430,557	439,981
Corporate and others (i)	(101,562)	(89,996)	(100,193)
Total adjusted EBITDA	$344,467	$340,561	$339,788

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.	Segment and geographic information (continued)

	For the fiscal year ended December 31,
	2013	2012	2011
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$344,467	$340,561	$339,788

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(114,860)	(92,328)	(68,971)
Compensation expense related to the award right granted to our CEO	-	-	(2,214)
Gains from sale of property and equipment	10,326	3,328	7,123
Write-offs of property and equipment	(6,489)	(4,259)	(3,570)
Impairment of long-lived assets	(2,958)	(1,982)	(1,715)
Impairment of goodwill	-	(683)	(2,077)
Incremental compensation expense related to ADBV long-term incentive plan	-	-	(10,526)
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	(1,964)	(7,997)	(5,703)
Cash bonus related to the initial public offering	-	-	(1,382)
Operating income	228,522	236,640	250,753

(Less) Plus:
Net interest expense	(88,156)	(54,247)	(60,749)
Loss from derivative instruments	(4,141)	(891)	(9,237)
Foreign currency exchange results	(38,783)	(18,420)	(23,926)
Other non-operating (expenses) income, net	(848)	(2,119)	3,562
Income tax expense	(42,722)	(46,375)	(44,603)
Net income attributable to non-controlling interests	(18)	(256)	(271)
Net income attributable to Arcos Dorados Holdings Inc.	$53,854	$114,332	$115,529

	For the fiscal year ended December 31,
	2013	2012	2011
Depreciation and amortization:
Brazil	$57,818	$47,659	$44,503
Caribbean division	28,663	26,164	20,052
NOLAD	28,597	26,628	25,670
SLAD	23,172	18,867	16,000
Total reportable segments	138,250	119,318	106,225
Corporate and others (i)	8,607	7,279	6,536
Purchase price allocation (ii)	(31,997)	(34,269)	(43,790)
Total depreciation and amortization	$114,860	$92,328	$68,971

Property and equipment expenditures:
Brazil	$127,743	$133,734	$142,111
Caribbean division	99,565	51,972	61,997
NOLAD	32,533	36,759	48,914
SLAD	51,337	69,672	64,256
Others	2,284	2,341	2,581
Total property and equipment expenditures	$313,462	$294,478	$319,859

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.	Segment and geographic information (continued)

	As of December 31,
	2013	2012
Total assets:
Brazil	$907,406	$921,003
Caribbean division	692,689	588,166
NOLAD	412,466	419,545
SLAD	340,795	343,727
Total reportable segments	2,353,356	2,272,441
Corporate and others (i)	114,016	109,636
Purchase price allocation (ii)	(287,113)	(332,914)
Total assets	$2,180,259	$2,049,163

(i)     Primarily relates to corporate general and administrative expenses and assets. Corporate general and administrative expenses consist of home office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. Corporate assets primarily include corporate cash and cash equivalents, receivable with an independent logistic operator and guarantee deposits.

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

Long-lived assets consisting of property and equipment totaled $1,244,311 and $1,176,350 at December 31, 2013 and 2012, respectively. All of the Company’s long-lived assets are related to foreign operations.

21.	Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to these funds remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance and the acquisition of foreign currency at the official exchange rate by Venezuelan companies to pay foreign debt or dividends is subject to a registration and approval process by the relevant Venezuelan authorities. Since these restrictions are in place, the Company has not been able to access the official exchange rate to pay royalties nor dividends.

In June, 2010, the Central Bank had introduced a regulated foreign currency exchange system (SITME), pursuant to which companies could acquire, with certain limits, U.S. dollars at an exchange rate of 5.30 Venezuelan Bolívares Fuertes (VEF) per U.S. dollar. As the Company had access to this system since it was implemented, the Company used such regulated rate to remeasure transactions and balances denominated in local currency.

On February 8, 2013, the Venezuelan government announced the devaluation of its currency, from the preexisting official exchange rate of 4.30 VEF per U.S. dollar to 6.30 VEF per U.S. dollar. The previously available regulated foreign currency exchange system (SITME) with an executed rate of 5.30 VEF per U.S. dollar used by the Company to remeasure transactions and balances denominated in local currency was eliminated. In addition, in March 2013, the Venezuelan government announced the creation of a new alternative currency exchange system called SICAD (Supplementary System for the Administration of Foreign Currency), but applicable only to certain imported products. As a result of these announcements the Company concluded that the new official exchange rate of 6.30 VEF per U.S. dollar is the rate applicable for remeasurement purposes as from February 8, 2013. During fiscal year 2013, the Company recognized a foreign currency exchange loss of $15,379 as a result of the exchange rate change.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.	Venezuelan operations (continued)

The SICAD mechanism is an auction that is controlled by the Venezuelan government. For each auction the government indicates which sectors of the economy or products are allowed to participate. Further, the highest bidder is not necessarily the winner of an auction, and even when a bid is accepted the winner typically is not awarded the entire amount requested. When invited to participate, an entity must submit documentation that supports it has a qualifying U.S. dollar liability related to a prospective import transaction. By definition, liabilities related to past import transactions are not eligible to be settled through SICAD. If an entity’s bid is accepted, the Central Bank of Venezuela collects VEF from the entity and remits the U.S. dollars directly to the vendor. The publication of the exchange rates of SICAD auctions started in December 2013 as required by the amended related regulation. The rate published for the last two weeks of 2013 was 11.3 VEF per U.S. dollar.

At December 31, 2013, the Company had participated in only two auctions for a total amount of $1,500, which were executed after year-end. Based on certain factors, including the limited number of SICAD auctions, the Company’s limited access to the SICAD exchange, the restrictions placed on eligible participants and transactions, the amount of USD available for purchase through the auctions process, and the historical lack of official information about the resulting SICAD rate, the Company concluded that it would not be appropriate to use rates coming from the SICAD exchange system for financial reporting purposes at December 31, 2013.

In November 2013, the Venezuelan government established a transitional protection regime for tenants of property used for commercial, industrial or production activities, which regulates the leasing relations and stipulates that the price of the monthly rental may not exceed an amount equal to VEF 250 per square meter. Considering the decrease in revenues from franchised restaurants would be higher than the decrease in rental expense related to Company-operated restaurants, this new regulation is expected to negatively impact the Company’s operating results.

Revenues and operating income of the Venezuelan operations were $415,932 and $43,939, respectively, for fiscal year 2013; $349,570 and $45,164, respectively, for fiscal year 2012; and $278,639 and $31,789, respectively, for fiscal year 2011.

During fiscal years 2013, 2012 and 2011, the Company performed, through its subsidiaries in the Netherlands and the USA, several transactions in promissory notes amounting to VEF 41.0 million, 119.7 million and 50.0 million, respectively, pursuant to which it acquired $1,955, $13,189 and $5,535, respectively. As a result of these transactions, the Company recognized exchange losses amounting to $4,553, $9,382 and $3,899 during fiscal years 2013, 2012 and 2011, respectively.

In addition to exchange controls, the Venezuelan market is subject to price controls, which limits the Company’s ability, without a government pre-approval, to increase prices to offset the impact of continuing high inflation on product, labor and other operating costs. The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.

See Note 27 for details of changes occurred in regulation after year-end.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
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

During fiscal year 2013, the Company issued 338,014 Class A shares in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan. Therefore, at December 31, 2013 the Company had 209,867,426 shares issued and outstanding with no par value, consisting of 129,867,426 Class A shares and 80,000,000 Class B shares.

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

During fiscal years 2013, 2012 and 2011, the Company declared dividend distributions totaling $50,036, $50,036 and $50,027, respectively. One installment of the 2013 distribution amounting to $12,509 was pending of payment at year-end.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

22.	Shareholders’ equity (continued)

Accumulated Other Comprehensive Losses, net of tax

The following table sets forth information with respect to the components of “Accumulated other comprehensive losses” as of December 31, 2013 and their related activity during the three-years in the period then ended:

	Foreign currency translation	Unrealized results on cash flow hedges	Unrecognized prior service cost of post-employment benefits	Total Accumulated other comprehensive income (loss)
Balances at December 31, 2010	(98,035)	(629)	-	(98,664)
Other comprehensive losses before reclassifications	(50,307)	131	-	(50,176)
Net losses reclassified from accumulated other comprehensive losses to net income (i)	-	451	-	451
Net current-period other comprehensive (losses) income	(50,307)	582	-	(49,725)
Balances at December 31, 2011	(148,342)	(47)	-	(148,389)
Other comprehensive losses before reclassifications	(8,125)	(4,195)	(1,213)	(12,320)
Net losses reclassified from accumulated other comprehensive losses to net income (ii)	-	3,101	-	1,888
Net current-period other comprehensive (losses) income	(8,125)	(1,094)	(1,213)	(10,432)
Balances at December 31, 2012	(156,467)	(1,141)	(1,213)	(158,821)
Other comprehensive losses before reclassifications	(60,669)	537	-	(60,132)
Net losses reclassified from accumulated other comprehensive losses to net income (iii)	-	(164)	382	218
Net current-period other comprehensive (losses) income	(60,669)	373	382	(59,914)
Balances at December 31, 2013	(217,136)	(768)	(831)	(218,735)

(i)     The net losses reclassified from “Accumulated other comprehensive losses” to net income related to cash flow hedges amounting to $451 are disclosed in the consolidated statement of income within “Food and paper”.

(ii)    The net losses reclassified from “Accumulated other comprehensive losses” to net income related to cash flow hedges amounting to $3,101 are disclosed in the consolidated statement of income as follows: a $949 loss within “Food and paper”; a $3,314 loss within “Foreign currency exchange results” and a $1,162 gain within “Net interest expense”. The net gains reclassified from “Accumulated other comprehensive losses” to net income related to post-employment benefits amounting to $1,213 are disclosed in the consolidated statement of income as follows: $399 within “Payroll and employee benefits”; $88 within “General and administrative expense” and $1,350 within “Other operating expense, net”. These charges are disclosed net of a gain of $624 of “income taxes expense”.

(iii)    The net gains reclassified from “Accumulated other comprehensive losses” to net income related to cash flow hedges amounting to $164 are disclosed in the consolidated statement of income as follows: a $628 gain within “Food and paper”; a $921 loss within “Foreign currency exchange results” and a $457 gain within “Net interest expense”. The net losses reclassified from “Accumulated other comprehensive losses” to net income related to post-employment benefits amounting to $382 are disclosed in the consolidated statement of income as follows: $397 within “Payroll and employee benefits”; $82 within “General and administrative expense”; $75 within “Other operating expense, net” and a $25 in accrued payroll and other liabilities. These charges are disclosed net of a gain of $197 gain in “Income tax expense”.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
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

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC Topic 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all years presented:
	For the fiscal year ended December 31,
	2013	2012	2011
Net income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$53,854	$114,332	$115,529
Weighted-average number of common shares outstanding - Basic	209,754,176	209,529,412	215,420,271
Incremental shares from assumed exercise of stock options (a)	-	-	-
Incremental shares from vesting of restricted share units	344,968	248,646	126,184
Weighted-average number of common shares outstanding - Diluted	210,099,144	209,778,058	215,546,455

Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.26	$0.55	$0.54
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$0.26	$0.55	$0.54

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

24.	Earnings per share (continued)

(a)       Options to purchase shares of common stock were outstanding during fiscal years 2013, 2012 and 2011. See Note 16 for details. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

25.	Related party transactions

On March 14, 2011, effective as of March 16, 2011, the Company’s Board of Directors approved the split-off of certain subsidiaries of the Company that operate the distribution centers in Argentina, Chile, Colombia, Mexico and Venezuela (the “Axis Business”). As a result, the Axis Business is no longer consolidated, representing a related party under common control. The Company has entered into a master commercial agreement with Axis on arm’s length terms pursuant to which Axis provides the Company distribution services in Argentina, Chile, Colombia, Mexico and Venezuela. On November 9, 2011 the Company entered into a revolving loan agreement as a creditor with Axis Distribution B.V., a holding company of the Axis Business, for a total amount of $12 million at an interest rate of LIBOR plus 6%, maturing on November 7, 2016. As of December 31, 2013, Axis Distribution B.V. had borrowed $9,000 ($7,000 at December 31, 2012) from the Company in connection with this revolving loan agreement. The related receivable is included within “Miscellaneous” in the Company’s consolidated balance sheet.

The following table summarizes the outstanding balances between the Company and the Axis Business as of December 31, 2013 and 2012:

	As of December 31,
	2013	2012

Accounts and notes receivables	$2,754	$1,999
Other receivables	16,773	73,664
Miscellaneous	9,664	7,081
Accounts payable	17,694	5,514

The following table summarizes the transactions between the Company and the Axis Business for the fiscal years ended December 31, 2013, 2012 and 2011:

	Fiscal years ended December 31,
	2013	2012	2011(i)

Food and paper (ii)	$319,456	$321,413	$320,020
Occupancy and other operating expenses	10,327	9,795	10,970

(i)	Includes nine months of operations as a result of the Split-off described in Note 23.
(ii)
Includes $48,340 of logistics service fees and $271,116 of suppliers purchases managed through Axis for fiscal year ended December 31, 2013; $41,853 and $279,560, respectively, for fiscal year ended December 31, 2012; and $26,628 and $293,392, respectively, for the fiscal year ended December 31, 2011.

In addition, as of December 31 2012 the Company maintained guarantee deposits for the benefit of certain of Axis’ suppliers in the amount of $2,292, consisting of payments made to these suppliers as collateral for the outstanding obligations of Axis to these suppliers.

As of December 31, 2013 and 2012, the Company had notes receivable totaling $4,696 and $5,123, respectively, other receivables totaling $2,404 and $2,763, respectively and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $1,155 and $2,689, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

26.	Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X in regards to valuation and qualifying accounts for each of the periods presented:
Description	Balance at beginning of period	Additions (i)	Deductions (ii)	Translation	Balance at end of period
Year ended December 31, 2013:
Deducted from assets accounts:
Allowance for doubtful accounts	$4,023	$2,687	$(1,473)	$(139)	$5,098
Valuation allowance on deferred tax assets	236,563	43,563	(3,942)	(6,127)	270,057
Reported as liabilities:
Provision for contingencies	20,599	17,273	(19,833)	(3,217)	14,822
Total	$261,185	$63,523	$(25,248)	$(9,483)	$289,977
Year ended December 31, 2012:
Deducted from assets accounts:
Allowance for doubtful accounts	$6,390	$2,065	$(4,682)	$250	$4,023
Valuation allowance on deferred tax assets	223,775	-	(3,378)	16,166	236,563
Reported as liabilities:
Provision for contingencies	65,036	16,355	(57,011)	(3,781)	20,599
Total	$295,201	$18,420	$(65,071)	$12,635	$261,185
Year ended December 31, 2011:
Deducted from assets accounts:
Allowance for doubtful accounts	$4,794	$1,931	$(52)	$(283)	$6,390
Valuation allowance on deferred tax assets	220,182	-	(20,962)	24,555	223,775
Reported as liabilities:
Provision for contingencies	64,347	53,869	(48,607)	(4,573)	65,036
Total	$289,323	$55,800	$(69,621)	$19,699	$295,201

(i)	Additions in valuation allowance in deferred tax assets are charged to income tax benefit.

Additions in provision for contingencies are explained as follows:

Fiscal year 2013 – Relate to the accrual of $17,273. See Note 17 for details.

Fiscal year 2012 – Relate to the accrual of $15,897 and to certain balance sheet reclassifications amounting to $458. See Note 17 for details.

Fiscal year 2011 - Relate to the accrual of $32,345 and to a decrease in judicial deposits for $21,524 as disclosed in Note 17.

(ii)	Deductions in valuation allowance in deferred tax assets are charged to income tax expenses.

Deductions in provision for contingencies are explained as follows:

Fiscal year 2013 – Correspond to the settlements and reclassifications amounting to $18,876 and $957, respectively, as discussed in Note 17.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

26.	Valuation and qualifying accounts (continued)

Fiscal year 2012 – Correspond to the decrease in the provision as a result of entering into an amnesty program for $28,428, to settlements totaling $27,420 and to reclassifications amounting to $1,163, as discussed in Note 17.

Fiscal year 2011 – Correspond to the settlements and reductions discussed in Note 17, as well as to an increase in judicial deposits for $4,914.

27.	Subsequent events

Dividends

 On January 3, 2014 the Company paid the 2013 cash dividend installment that was pending of payment at year-end disclosed in Note 22 amounting to $12,509.

On March 7, 2014, the Company announced a dividend distribution to its shareholders amounting to $50,036, with respect to its results of operations for the fiscal year 2013, which will be paid in four equal installments of $12,509 each; on April 1, 2014; July 1, 2014; October 1, 2014 and January 2, 2015.

Short-term and long-term debt

On January 6, 2014, the Company entered into a loan agreement with Itaú Unibanco S.A. amounting to $25,000. This loan matures on May 6, 2014 and accrues interest at an annual rate of 2.75%.

On January 10, 2014, the Company paid interests related to 2016 Notes amounting to $14,548.

On February 12, 2014, the Company entered into a loan agreement with Itaú Unibanco S.A. amounting to $4,000. This loan matures on March 13, 2014 and accrues interest at an annual rate of 2.25%.

Venezuelan operations

On January 23, 2014, effective on January 24, 2014, the government of Venezuela announced the creation of a new institution governing exchange rate control called the Foreign Trade Center (CENCOEX), which will gradually take over all the attributes and responsibilities of the Currency Administration Commission (CADIVI). Based on announcements made by the Venezuelan government, there would only be access to U.S. dollars at a rate of 6.30 VEF per U.S. dollar for the food and others industries deemed a priority, which as of today have not been fully defined. Imports of other products could be included in SICAD auctions depending on the related industry.

On the other hand, Exchange Agreement Nº25 issued on January 23, 2014, establishes that payments related to foreign investments and royalties, among others, will be made at the SICAD exchange rate. However, there are still uncertainties about the liquidity of the SICAD program and the Company’s access to U.S. dollars through this mechanism. The most recent transactions executed through SICAD auctions have been at an exchange rate ranging from 11.0 to 11.8 VEF per US dollar.

As a result of these announcements, the Company will reassess the exchange rate used for remeasurement purposes at the date of the 2014 first quarter financial statements based on any new available information. Should the Company conclude that the SICAD rate is the most appropriate rate the Company would record a foreign exchange loss in its income statement related to the remeasurement of the net monetary asset position held in VEF. At December 31, 2013, using the official exchange rate of VEF 6.30 per U.S. dollar, the Company’s net monetary asset position was $24.0 (including $44.2 of cash and cash equivalents).

As part of the January 2014 announcements, the Venezuelan government also issued a new regulation, establishing a maximum profit margin for companies and maximum prices for certain goods and services. At this time, it is unclear how these new regulations might affect the Company’s operations in Venezuela. The Company continues to closely monitor developments in this dynamic environment.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

27.	Subsequent events (continued)

Venezuelan operations (continued)

On February 19, 2014, the Venezuelan government issued a new decree which would allow the purchase of foreign exchange currencies, through authorized foreign exchange operators, offered by individuals and companies, the Central Bank of Venezuela and other public entities authorized by the Ministry of Finance. The purchase/sale of foreign currency through this mechanism would be regulated by “Foreign Exchange Agreements” to be issued by the Venezuelan government. At the date of issuance of these financial statements, the regulation that should establish the details of how such mechanism would work has not yet been issued.

Exchange market developments in 2014 in Argentina

During January 2014 the Argentinean local currency depreciated against the U.S. dollar by approximately 23%, from 6.52 Argentinean Pesos per U.S. dollar as of December 31, 2013 to 8.02 Argentinean Pesos per U.S. dollar as of January 31, 2014. Had the abovementioned devaluation occurred on December 31, 2013, the reported net assets would have decreased approximately by $13.5 million, impacting the “Accumulated other comprehensive losses” component of shareholders’ equity for $15.7 million and recognizing a foreign exchange gain for $2.2 million.