Form 20-F
period 2014-12-31
Arcos Dorados Holdings Inc.
filed 2015-04-29
CIK 1508478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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
Class A shares: 130,216,043
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
 ☒ Yes      ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
☐  Item 17       ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐  Yes      No ☒

ARCOS DORADOS HOLDINGS INC.

  i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to the U.S. dollar. All references to “Argentine pesos” or “ARS$” are to the Argentine peso. All references to “Brazilian reais” or “R$” are to the Brazilian real. All references to “Mexican pesos” or “Ps.” are to the Mexican peso. All references to “Venezuelan bolívares” or “Bs.” are to the Venezuelan bolívar, the legal currency in Venezuela. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls” for information regarding exchange rates for the Argentine, Brazilian, Mexican and Venezuelan currencies since January 1, 2010.

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

The financial information contained in this annual report includes our consolidated financial statements at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, as stated in their report included elsewhere in this annual report.

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

Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2014,” relate to our fiscal year ended on December 31 of that calendar year.

Operating Data

In January 2013, we made certain organizational changes in the structure of our geographical divisions in order to balance their relative weight in terms of number of restaurants and revenues. As a result of the reorganization effective January 1, 2013, Colombia and Venezuela, which were part of the South Latin America division, or SLAD, became part of the Caribbean division with headquarters located in Colombia. Therefore, from the beginning of 2013, SLAD is comprised of Argentina, Chile, Ecuador, Peru and Uruguay, and the Caribbean division is comprised of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela. Our other geographical divisions are Brazil and the

North Latin America division, or NOLAD, consisting of Costa Rica, Mexico and Panama. In accordance with ASC 280 Segment Reporting, we began reporting the results of the revised structure of our geographical divisions on our segment financial reporting in the first quarter of fiscal year 2013. In accordance with ASC 280, Segment Reporting, we have restated our comparative segment information as of and for the years ended December 31, 2012 and 2011 based on the structure prevailing since January 1, 2013. We have not adjusted the segment information as of and for the year ended December 31, 2010. Therefore, the segment information as of and for the years ended December 31, 2014, 2013, 2012 and 2011 presented in this annual report on Form 20-F is not directly comparable to the segment information as of and for the year ended December 31, 2010 that is presented in this annual report on Form 20-F.

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

We are the majority stakeholder in several joint ventures with third parties that collectively own 18 restaurants. We consider these restaurants to be Company-operated restaurants. We also have granted developmental licenses to 12 restaurants. Developmental licensees own or lease the land and buildings on which their restaurants are located and pay a franchise fee to us in addition to the continuing franchise fee due to McDonald’s. We consider these restaurants to be franchised restaurants.

Other Financial Measures

We disclose in this annual report a financial measure titled Adjusted EBITDA. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating expenses, net and within general and administrative expenses in our statement of income: compensation expense  related to a special award granted to our CEO, incremental compensation expense, including the compensation related to the extension of our 2008 long-term incentive plan, gains from sale or insurance recovery of property and equipment, write-offs of property and equipment, impairment of long-lived assets and goodwill, stock-based compensation related to the special awards under the 2011 Equity Incentive Plan and bonuses granted in connection with our initial public offering and one-time expenses related to our general and administrative expense optimization plan.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. In addition, we exclude gains from sale or insurance recovery of property and equipment not related to our core business; write-offs of property and equipment and impairment of long-lived assets and goodwill that do not result in cash payments; compensation expense related to the award granted to our CEO; stock-based compensation related to the special awards under the 2011 Equity Incentive Plan; incremental compensation expense related to the extension of our 2008 long-term incentive plan, one-time expenses related to our general and administrative expense optimization plan and bonuses granted in connection with our initial public offering due to its special nature. In addition, in 2010 and 2011 we excluded the incremental compensation expense that resulted from the remeasurement of our liability under our 2008 long-term incentive plan because of our decision in 2011 to replace the existing formula for determining the current value of the award with the quoted market price of our shares. While a GAAP measure for purposes of our segment reporting, Adjusted EBITDA is a non-GAAP measure for reporting our total Company performance. Our management believes, however, that disclosure of Adjusted EBITDA provides useful information to investors, financial analysts and the public in their evaluation of our operating performance.

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

  v

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

The selected balance sheet data as of December 31, 2014 and 2013 and the income statement data for the years ended December 31, 2014, 2013 and 2012 of Arcos Dorados Holdings Inc. are derived from the consolidated financial statements included elsewhere in this annual report, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global. The selected balance sheet data as of December 31, 2012, 2011 and 2010 and the income statement data for the years ended December 31, 2011 and 2010 of Arcos Dorados Holdings Inc. are derived from consolidated financial statements audited by Pistrelli, Henry Martin y Asociados S.R.L., which are not included herein.

In January 2013, we made certain organizational changes in the structure of our geographical divisions in order to balance their relative weight in terms of number of restaurants and revenues. As a result of the reorganization effective January 1, 2013, Colombia and Venezuela, which were part of SLAD, became part of the Caribbean division with headquarters located in Colombia. Therefore, from the beginning of 2013, SLAD is comprised of Argentina, Chile, Ecuador, Peru and Uruguay, and the Caribbean division is comprised of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela. Our other geographical divisions are Brazil and NOLAD, consisting of Costa Rica, Mexico and Panama. In accordance with ASC 280 Segment Reporting, we began reporting the results of the revised structure of our geographical divisions on our segment financial reporting in the first quarter of fiscal year 2013. In accordance with ASC 280, Segment Reporting, we have restated our comparative segment information as of and for the years ended December 31, 2012 and 2011 based on the structure prevailing since January 1, 2013. We have not adjusted the segment information as of and for the year ended December 31, 2010. Therefore, the segment information as of and for the years ended December 31, 2014, 2013, 2012 and 2011 presented in this annual report on Form 20-F is not directly comparable to the segment information as of and for the year ended December 31, 2010 that is presented in this annual report on Form 20-F.

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

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands of U.S. dollars, except for share data)
Income Statement Data:
Sales by Company-operated restaurants	$3,504,302	$3,859,883	$3,634,371	$3,504,128	$2,894,466
Revenues from franchised restaurants	146,763	173,427	163,023	153,521	123,652
Total revenues	3,651,065	4,033,310	3,797,394	3,657,649	3,018,118
Company-operated restaurant expenses:
Food and paper	(1,243,907)	(1,350,515)	(1,269,146)	(1,216,141)	(1,023,464)
Payroll and employee benefits	(734,093)	(814,112)	(753,120)	(701,278)	(569,084)
Occupancy and other operating expenses	(997,065)	(1,055,188)	(984,004)	(918,102)	(765,777)
Royalty fees	(173,663)	(188,885)	(180,547)	(170,400)	(140,973)
Franchised restaurants—occupancy expenses	(63,939)	(63,273)	(56,057)	(51,396)	(37,634)
General and administrative expenses	(272,065)	(317,745)	(314,619)	(334,914)	(254,165)
Other operating expenses, net	(95,476)	(15,070)	(3,261)	(14,665)	(22,464)
Total operating costs and expenses	(3,580,208)	(3,804,788)	(3,560,754)	(3,406,896)	(2,813,561)
Operating income	70,857	228,522	236,640	250,753	204,557
Net interest expense	(72,750)	(88,156)	(54,247)	(60,749)	(41,613)
Loss from derivative instruments	(685)	(4,141)	(891)	(9,237)	(32,809)
Foreign currency exchange results	(74,117)	(38,783)	(18,420)	(23,926)	3,237
Other non-operating income (expenses), net	146	(848)	(2,119)	3,562	(23,630)
(Loss) income before income taxes	(76,549)	96,594	160,963	160,403	109,742
Income tax expense	(32,479)	(42,722)	(46,375)	(44,603)	(3,450)
Net (loss) income	(109,028)	53,872	114,588	115,800	106,292
Less: Net income attributable to non-controlling interests	(305)	(18)	(256)	(271)	(271)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	(109,333)	53,854	114,332	115,529	106,021
(Loss) earnings per share:
Basic net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.52)	$0.26	$0.55	$0.54	$0.44
Diluted net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.52)	$0.26	$0.55	$0.54	$0.44

	As of December 31,
	2014	2013	2012	2011	2010
	(in thousands of U.S. dollars, except for share data)
Balance Sheet Data(1):
Cash and cash equivalents	$139,030	$175,648	$184,851	$176,301	$208,099
Total current assets	447,196	666,451	601,498	588,614	552,355
Property and equipment, net	1,116,281	1,244,311	1,176,350	1,023,180	911,730
Total non-current assets	1,347,584	1,513,808	1,447,665	1,286,792	1,231,911
Total assets	1,794,780	2,180,259	2,049,163	1,875,406	1,784,266
Accounts payable	220,337	311,060	244,365	220,941	217,326
Short-term debt and current portion of long-term debt	38,684	12,276	2,202	3,811	17,947
Total current liabilities	542,066	659,156	578,274	589,292	605,148
Long-term debt, excluding current portion	761,080	771,171	649,968	525,951	451,423
Total non-current liabilities	795,127	825,804	724,579	606,485	629,923
Total liabilities	1,337,193	1,484,960	1,302,853	1,195,777	1,235,071
Total common stock	498,616	491,735	484,569	484,569	377,546
Total equity	457,587	695,299	746,310	679,629	549,195
Total liabilities and equity	1,794,780	2,180,259	2,049,163	1,875,406	1,784,266
Shares outstanding(2)	210,216,043	209,867,426	209,529,412	209,529,412	241,882,966

	For the Years Ended December 31,
	2014 (3)	2013 (3)	2012 (3)	2011 (3)	2010 (4)
	(in thousands of U.S. dollars, except percentages)
Other Data:
Total Revenues
Brazil	$1,816,046	$1,842,324	$1,797,556	$1,890,824	$1,595,571
Caribbean division(5)	594,220	830,447	754,730	663,981	260,617
NOLAD	385,114	407,772	384,041	355,265	305,017
SLAD	855,685	952,767	861,067	747,579	856,913
Total	3,651,065	4,033,310	3,797,394	3,657,649	3,018,118

Operating Income
Brazil	$172,787	$188,445	$193,339	$246,926	$208,102
Caribbean division(5)	(88,711)	37,837	40,692	32,475	11,189
NOLAD	(6,484)	(5,314)	(5,557)	(8,709)	(16,718)
SLAD	67,885	84,324	74,824	62,094	66,288
Corporate and others and purchase price allocation	(74,620)	(76,770)	(66,658)	(82,033)	(64,304)
Total	70,857	228,522	236,640	250,753	204,557

Operating Margin(6)
Brazil	9.5%	10.2%	10.8%	13.1%	13.0%
Caribbean division(5)	(14.9)	4.6	5.4	4.9	4.3
NOLAD	(1.7)	(1.3)	(1.4)	(2.5)	(5.5)
SLAD	7.9	8.9	8.7	8.3	7.7
Total	1.9	5.7	6.2	6.9	6.8

Adjusted EBITDA(7)
Brazil	$237,699	$245,957	$240,954	$289,462	$250,606
Caribbean division(5)	(8,136)	67,180	69,109	53,754	23,556
NOLAD	27,701	27,397	26,738	19,551	15,400
SLAD	87,976	105,495	93,756	77,214	83,998
Corporate and others	(93,566)	(101,562)	(89,996)	(100,193)	(74,446)
Total	251,674	344,467	340,561	339,788	299,114

Adjusted EBITDA Margin(8)
Brazil	13.1%	13.4%	13.4%	15.3%	15.7%
Caribbean division(5)	(1.4)	8.1	9.2	8.1	9.0
NOLAD	7.2	6.7	7.0	5.5	5.0
SLAD	10.3	11.1	10.9	10.3	9.8
Total	6.9	8.5	9.0	9.3	9.9

Other Financial Data:
Working capital(9)	$(94,870)	$7,295	$23,224	$(678)	$(52,793)
Capital expenditures(10)	170,638	313,786	300,482	325,852	176,173
Dividends declared per common share	$0.24	$0.24	$0.24	$0.24	$0.17

Other Operating Data:
Systemwide comparable sales growth(11)(12)	10.0%	11.2%	9.2%	13.7%	14.9%
Brazil	1.8	6.6	5.2	9.3	17.5
Caribbean division	24.7	19.6	13.3	14.5	4.7
NOLAD	(4.6)	(0.9)	4.4	8.5	9.1
SLAD	21.1	20.8	19.9	30.6	16.1
Systemwide average restaurant sales(12)(13)	$2,268	$2,611	$2,603	$2,648	$2,288
Systemwide sales growth(12)(14)	(9.4)%	6.2%	3.6%	21.1%	10.2%
Brazil	0.0	3.0	(4.6)	19.2	34.3
Caribbean division	(31.9)	10.3	14.2	22.4	3.8
NOLAD	(5.6)	4.7	5.9	14.9	19.2
SLAD	(9.3)	10.4	15.4	30.4	(20.2)

	As of December 31,
	2014	2013	2012	2011	2010

Number of systemwide restaurants	2,121	2,062	1,948	1,840	1,755
Brazil	866	812	731	662	616
Caribbean division	359	365	353	351	142
NOLAD	513	507	503	484	476
SLAD	383	378	361	343	521
Number of Company-operated restaurants	1,577	1,538	1,453	1,358	1,292
Brazil	614	583	533	488	453
Caribbean division	270	270	259	249	91
NOLAD	352	344	335	314	310
SLAD	341	341	326	307	438
Number of franchised restaurants	544	524	495	482	463
Brazil	252	229	198	174	163
Caribbean division	89	95	94	102	51
NOLAD	161	163	168	170	166
SLAD	42	37	35	36	83

(1)
The balance sheet data as of December 31, 2010 does not reflect the split-off of the Axionlog business, formerly known as Axis. See “Item 4. Information on the Company—B. Business Overview—Our Operations—Supply and Distribution.”

(2)	Data as of December 2010 was adjusted to reflect the stock split approved on March 14, 2011.

(3)
Segment information as of and for the years ended December 31, 2014, 2013, 2012 and 2011 is presented based on the segment structure prevailing as of and from January 1, 2013. See “Presentation of Financial and Other Information—Operating Data.” Segment Information for 2010 has not been restated and is therefore not comparable to 2014, 2013, 2012 and 2011 information.

(4)	Segment information for 2010 has not been restated and is therefore not comparable to 2014, 2013, 2012 and 2011 information. See “Presentation of Financial and Other Information—Operating Data.”

(5)
Currency devaluations in Venezuela have had a significant effect on our results of operations and have impacted the comparability of our results of operations in 2014 as compared to 2013, 2012 and 2011. For 2010 Venezuela was part of SLAD Division. See “—Exchange Rates and Exchange Controls.”

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

Presented below is the reconciliation between net income and Adjusted EBITDA on a consolidated basis:

	For the Years Ended December 31,
Consolidated Adjusted EBITDA Reconciliation	2014	2013	2012	2011	2010
	(in thousands of U.S. dollars)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(109,333)	$53,854	$114,332	$115,529	$106,021
Plus (Less):
Net interest expense	72,750	88,156	54,247	60,749	41,613
Loss from derivative instruments	685	4,141	891	9,237	32,809
Foreign currency exchange results	74,117	38,783	18,420	23,926	(3,237)
Other non-operating (income) expenses, net	(146)	848	2,119	(3,562)	23,630
Income tax expense	32,479	42,722	46,375	44,603	3,450
Net income attributable to non-controlling interests	305	18	256	271	271
Operating income	70,857	228,522	236,640	250,753	204,557
Plus (Less):
Items excluded from computation that affect operating income:
Depreciation and amortization	116,811	114,860	92,328	68,971	60,585
Compensation expense related to the award right granted to our CEO	—	—	—	2,214	16,392
Gains from sale or insurance recovery of property and equipment	(3,379)	(10,326)	(3,328)	(7,123)	(5,299)
Write-offs of property and equipment	7,111	6,489	4,259	3,570	2,635
Impairment of long-lived assets	50,886	2,958	1,982	1,715	4,668
Impairment of goodwill	2,029	—	683	2,077	—
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	2,503	1,964	7,997	5,703	—
Cash bonus related to the initial public offering	—	—	—	1,382	—
One-time expenses related to G&A optimization plan	4,707	—	—	—	—
Incremental compensation expense related to the 2008 Long-Term Incentive Plan	—	—	—	10,526	15,576
2008 Long-Term Incentive Plan incremental compensation from modification	149	—	—	—	—
Adjusted EBITDA	251,674	344,467	340,561	339,788	299,114

(8)	Adjusted EBITDA margin is Adjusted EBITDA divided by total revenues, expressed as a percentage.

(9)	Working capital equals current assets minus current liabilities.

(10)	Includes property and equipment expenditures and purchase of restaurant businesses paid at the acquisition date.

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

Exchange Rates and Exchange Controls

In 2014, 80.3% of our total revenues were derived from our restaurants in Argentina, Brazil, Mexico, Puerto Rico and Venezuela. While we maintain our books and records in U.S. dollars, our revenues are conducted in the local currency of the territories in which we operate, and as such may be affected by changes in the local exchange rate to the U.S. dollar. The exchange rates discussed in this section have been obtained from each country’s central bank or applicable ministry of finance. However, in most cases (except Venezuela), for consolidation purposes, we use a foreign currency to U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the aforementioned central banks and/or ministries of finance.

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

The Argentine peso depreciated 4.7% against the U.S. Dollar in 2010, 8.2% in 2011, 14.3% in 2012, 32.6% in 2013 and 31.2% in 2014.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Argentine pesos per U.S. dollar. The average rate is calculated by using the average of the Central Bank of Argentina’s reported exchange rates on each day during a monthly period and on the last day of each month during an annual or interim period. As of April 27, 2015 the exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Argentina was ARS$8.894  per U.S. dollar.

	Period- End	Average for Period	Low	High
	(Argentine pesos per U.S. dollar)
	ARS$	ARS$	ARS$	ARS$
Year Ended December 31:
2010	3.976	3.912	3.794	3.986
2011	4.303	4.130	3.972	4.304
2012	4.917	4.551	4.305	4.917
2013	6.518	5.479	4.923	6.518
2014	8.552	8.231	6.543	8.556
Quarter Ended:
March 31, 2015	8.820	8.728	8.554	8.820
Month Ended:
October 31, 2014	8.502	8.480	8.448	8.503
November 30, 2014	8.526	8.514	8.507	8.526
December 31, 2014	8.552	8.550	8.526	8.556
January 31, 2015	8.640	8.602	8.554	8.640
February 28, 2015	8.724	8.686	8.649	8.726
March 31, 2015	8.820	8.779	8.731	8.820
April 30, 2015 (through April 27, 2015)	8.894	8.860	8.826	8.894

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

Regarding payment by local residents of services rendered to them, access to the local exchange market for payment of services rendered by non-residents is subject to filing with the intervening bank of documentation evidencing the nature of the service rendered, that it was indeed rendered by a non-resident to a local resident and the amounts due for such services which are to be transferred abroad. If the service rendered is not directly related to the activities of the local resident, an auditor’s report must also be filed with the intervening bank, certifying that the service was in fact rendered and detailing the back-up information reviewed for such purpose. Furthermore, foreign exchange regulations currently in place provide that previous authorization by the Central Bank of Argentina is required for access to the local foreign exchange market for the payment of certain services, including (i) information and computer services; (ii) technical or professional business services; (iii) royalties, patents and trademarks; (iv) professional athlete services; (v) copyrights; (vi) cultural, personal or recreational services; (vii) payment of commercial warranties for the export of goods and services; (viii) commercial commissions; (ix) rights of exploitation of movies, videos and foreign audio recordings; and (x) services for technology transfer pursuant to Law No. 22,426; provided, however, the contracts related to such services generate payments or new debt (in the calendar year, at the foreign exchange local market concept code level and regarding the debtor) over U.S.$100,000, and either (i) the beneficiary is a person (natural or legal entity) related to the local debtor, whether directly or indirectly; or (ii) the beneficiary is a person (natural or legal entity) not organized, domiciled or resident in dominions, jurisdictions, territories or associated states listed in Executive Decree No. 589/2013, section 2(b); or (iii) when the payment abroad is performed in a dominion, jurisdiction, territory or associated state that is not listed in Executive Decree No. 589/2013, section 2(b). Additionally, depending on the nature of the service rendered, an affidavit may need to be filed with the Argentine tax authority (Administración Federal de Ingresos Públicos, or AFIP).

Interest Payments. Access to the local exchange market for paying interest is allowed if it is related to unpaid debts or settlement occurs simultaneously with the payment of capital. Foreign currency necessary to pay interest on foreign indebtedness may be purchased and transferred abroad:

(a)	up to 10 business days in advance of the relevant interest payment date;

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

In order to proceed with remittances abroad for debt interest payments of all types, the entities involved must first verify that the debtor has complied with the reporting requirements imposed under Communication “A” 3602 dated May 7, 2002 and under Communication “A” 4237 dated November 10, 2004 in case the lender is part of the debtor’s economic group, and meets all other requirements set forth in Communication “A” 5264 (as amended and supplemented).

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

Principal Prepayments. The foreign currency required to prepay principal on foreign indebtedness may be acquired to make partial or full payments more than 10 business days prior to the stated maturity of the relevant obligation, provided that (i) the funds disbursed under the debt facility have remained in Argentina for at least 365 days; and (ii) either (y) the prepayment is financed totally with the disbursement of funds from outside Argentina with the purpose of carrying out capital contributions in a local company, or (z) the following requirements are met: (1) the amount in foreign currency to be prepaid does not exceed the net present value of the portion of the debt being prepaid (provided the net present value is calculated in accordance with Communication “A” 5604, as amended and supplemented), (2) the term of the new debt is longer than the term of the prepaid debt (considering both principal and interest) and (3) the prepayment is financed entirely with: (A) a new cross-border loan granted by a foreign financial creditor and/or (B) the issuance of notes or other debt securities which are deemed “foreign debt,” in each case, provided the terms and conditions of the new financing explicitly require such prepayment as a condition to grant such new financing.

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

Dividends. Additionally, access to the local foreign exchange market is permitted for remittances abroad to pay earnings and dividends in so far as they arise from closed and fully audited balance sheets (Communication “A” 5264, as amended and supplemented). Moreover, pursuant to AFIP General Resolution No. 3210 (2011), AFIP General Resolution No. 3212 (2011) and AFIP General Resolution No. 3421 (2012), a new system of restrictions on the purchase of U.S. dollars was imposed. Accordingly, all U.S. dollar purchases must be registered with AFIP, which requires the purchaser to state the use of the proceeds.

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

Brazil

Brazilian Resolution 3,568 establishes that, without prejudice to the duty of identifying customers, operations of foreign currency purchase or sale up to $3,000 or its equivalent in other currencies are not required to submit documentation relating to legal transactions underlying these foreign exchange operations. According to Resolution 3,568, the Central Bank of Brazil may define simplified forms to record operations of foreign currency purchases and sales of up to $3,000 or its equivalent in other currencies.

The Brazilian Monetary Council may issue further regulations in relation to foreign exchange transactions, as well as on payments and transfers of Brazilian currency between Brazilian residents and non-residents (such transfers being commonly known as the international transfer of reais), including those made through the so-called non-resident accounts.

The Brazilian real appreciated 4.5% against the U.S. dollar in 2010, and depreciated 21.6% in 2011, 9.0% in 2012, 14.6% in 2013, 13.4% in 2014 and 20.8% in the first quarter of 2015.

Although the Central Bank of Brazil has intervened occasionally to control movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of capital movements or other factors, and, therefore, the Brazilian real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar as reported by the Central Bank of Brazil. As of April 27, 2015, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Brazil was R$2.9236 per U.S. dollar.

	Period- End	Average for Period	Low	High
	(Brazilian reais per U.S. dollar)
	R$	R$	R$	R$
Year Ended December 31:
2010	1.666	1.759	1.655	1.881
2011	1.876	1.675	1.535	1.902
2012	2.044	1.959	1.702	2.112
2013	2.343	2.160	1.953	2.446
2014	2.656	2.358	2.197	2.740
Quarter Ended:
March 31, 2015	3.2080	2.9162	2.5690	3.2683
Month Ended:
October 31, 2014	2.442	2.448	2.391	2.534
November 30, 2014	2.560	2.548	2.484	2.614
December 31, 2014	2.656	2.643	2.561	2.740
January 31, 2015	2.6623	2.6329	2.5690	2.7107
February 28, 2015	2.8782	2.8165	2.6894	2.8811
March 31, 2015	3.2080	3.1395	3.8655	3.2683
April 30, 2015 (through April 27, 2015)	2.9236	3.0611	2.9236	3.1556

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

The following table sets forth, for the periods indicated, the high, low, average and period-end free-market exchange rate for the purchase of U.S. dollars, expressed in nominal Mexican pesos per U.S. dollar, as reported by the Central Bank of Mexico in the Federal Official Gazette. All amounts are stated in Mexican pesos per U.S. dollar. The annual and interim average rates reflect the average of month-end rates, and monthly average rates reflect the average of daily rates. As of April 27, 2015, the free-market exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Mexico in the Federal Official Gazette as the rate of payment of obligations denominated in non-Mexican currency payable in Mexico was Ps.15.38 per U.S. dollar.

	Period End	Average for Period	Low	High
	(Mexican pesos per U.S. dollar)
	Ps.	Ps.	Ps.	Ps.
Year Ended December 31:
2010	12.38	12.66	12.16	13.18
2011	13.98	12.48	11.50	14.24
2012	12.99	13.17	12.63	14.39
2013	13.07	12.84	11.98	13.44
2014	14.73	13.36	12.85	14.79
Quarter Ended:
March 31, 2015	15.24	15.02	14.56	15.58
Month Ended:
October 31, 2014	13.43	13.47	13.38	13.57
November 30, 2014	13.77	13.60	13.48	13.77
December 31, 2014	14.73	14.47	13.90	14.79
January 31, 2015	14.84	14.68	14.56	14.95
February 28, 2015	14.96	14.92	14.75	15.11
March 31, 2015	15.24	15.21	14.93	15.58
April 30, 2015 (through April 27, 2015)	15.38	15.22	14.80	15.45

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

These approvals became more difficult to obtain over time, which led to the development of a bond-based exchange process in effect until May 2010, under which bolívar-denominated bonds were purchased in Venezuela and then were immediately exchanged outside Venezuela for bonds denominated in U.S. dollars at a specified, and less favorable, parallel market exchange rate.

Historically, we had not been able to access the official exchange rate for royalty payments and had instead entered into bond-based exchange transactions to make our royalty payments, honor other foreign debts and pay intercompany loans.

On January 8, 2010, the Venezuelan government announced the devaluation of the bolívar and the creation of a two-tiered official exchange rate system. The official exchange rate moved from 2.15 bolívares per U.S. dollar to 2.60 bolívares per U.S. dollar for essential goods and to 4.30 bolívares per U.S. dollar for non-essential goods.

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

On December 30, 2010, the Venezuelan government announced the elimination of the official exchange rate for essential goods. Effective January 1, 2011, each U.S. dollar was valued at 4.2893 bolívares for purchases and 4.3000 bolívares for sales. In addition, the exchange rate was set at 4.3000 bolívares per U.S. dollar for the payment of external public debt.

On February 8, 2013, the Venezuelan government, through Foreign Exchange Agreement No. 14, established the devaluation of the official exchange rate from 4.30 to 6.30 bolívares per U.S. dollar, effective as of February 9, 2013. This exchange rate also applied to the purchase of foreign currency: (i) for the payment of principal, interest, guarantees and other types of collateral related to private debt assumed with foreign creditors, (ii) to settle obligations derived from the use of patents, trademarks, licenses and franchising, and (iii) for the payment of technology imports and technical assistance agreements.

In addition, on February 8, 2013, the Venezuelan government, through Decree No. 9381, created a committee called the Superior Office for the Optimization of the Exchange Rate System (Organo Superior para la Optimización del Sistema Cambiario), or the Committee, which had the authority to design, plan and execute foreign exchange policies for the purpose of balancing foreign currency flow in the Venezuelan economy. The Committee’s decisions were taken in consensus with the Central Bank of Venezuela and the Venezuelan Ministry of Planning and Finance. The Committee was dissolved on November 29, 2013.

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

The SICAD mechanism is an auction that is controlled by the Venezuelan government. For each auction the government indicates which sectors of the economy or products are allowed to participate. The highest bidder is not necessarily the winner of an auction, and even when a bid is accepted the winner typically is not awarded the entire amount requested. When invited to participate, an entity must submit documentation that evidences a qualifying U.S. dollar liability related to a prospective import transaction. By definition, liabilities related to past import transactions are not eligible to be settled through SICAD. If an entity’s bid is accepted, the Central Bank of Venezuela collects bolívares from the entity and remits the U.S. dollars directly to the vendor. The publication of the exchange rates of SICAD auctions started in December 2013 as required by the amended related regulation. The rate published for the last two weeks of 2013 was 11.3 bolívares per U.S. dollar.

On January 23, 2014, effective on January 24, 2014, the government of Venezuela announced the creation of a new institution governing exchange rate control called the National Center of Foreign Trade (Centro Nacional de Comercio Exterior), or CENCOEX, which gradually took over all the responsibilities of CADIVI. Pursuant to Exchange Agreement N°26 of April 10, 2014 CENCOEX assumed the administration of the SICAD auctions. Based on announcements made by the Venezuelan government, there would only be access to U.S. dollars at a rate of 6.30 bolívares per U.S. dollar for the food industry and other industries deemed a priority, which as of today have not been fully defined. Imports of other products could be included in SICAD auctions depending on the related industry and pursuant to invitation by CENCOEX. Furthermore, Exchange Agreement Nº25 issued on January 23, 2014, established that payments related to foreign investments and royalties, among others, would be made at the SICAD exchange rate. However, the process for the approval of the acquisition of foreign currency for said matters is still subject to the CENCOEX procedure.

On February 19, 2014, a new Exchange Regime Act was enacted to introduce flexibility into the exchange control system by creating the alternative System for the Administration of Foreign Currency (Sistema Cambiario Alternativo de Divisas), or SICAD II. According to the Act, the Central Bank of Venezuela no longer has exclusive control over buying and selling foreign currency. The new system was regulated through the Exchange Agreement N° 27 of March 10, 2014. This system was expected to serve as an additional source of U.S. dollars.

During February 2015, the Venezuelan government announced the unification of SICAD and SICAD II into a unitary foreign exchange mechanism called SICAD, an auction system controlled by the Venezuelan government with an initial exchange rate of 12.00 bolívares per U.S. dollar. On February 10, 2015, Exchange Agreement N°33 established a new open-market foreign exchange system called SIMADI (Sistema Marginal de Divisas). SIMADI will function on freemarket principles with foreign currency offered either by PDVSA (Petróleos de Venezuela), the Central Bank of Venezuela or the private sector. SIMADI allows the settlement of transactions in cash and securities denominated in foreign currencies as well as transactions by foreign exchange intermediaries including banking institutions and brokerage houses. The Central Bank of Venezuela publishes the SIMADI referential exchange rate on its web page daily. This rate is the weighted average of the foreign exchange transactions conducted on the same day. As of April 27, 2015, the official SIMADI exchange rate is 197.66 bolívares per U.S. dollar. SICAD II was suspended beginning on February 12, 2015. Pursuant to the public notice issued by the Ministry of Finance and the Central Bank of Venezuela, no further transactions will be made through SICAD II after February 12, 2015.

As a result of the foregoing, the acquisition of foreign currency at the official exchange rate by Venezuelan companies to honor foreign debt, pay dividends or otherwise move capital out of Venezuela is subject to the approval of CENCOEX and to the availability of foreign currency within the SIMADI mechanisms.

The following table sets forth, for the periods indicated, the exchange rates set by the Ministry of Finance and the Central Bank of Venezuela for the purchase and sale of U.S. dollars and the payment of external public debt in U.S. dollars, in each case expressed in nominal Venezuelan bolívares per U.S. dollar.

For more details on the impact of the Venezuelan exchange rate regime on our business and results of operations, see Notes 21 and 26 to our consolidated financial statements.

	Purchase	Sale	Payment of External Public Debt
	(Venezuelan bolívares per U.S. dollar)
	Bs.	Bs.	Bs.
January 1, 2009 through January 7, 2010	2.1446	2.1500	2.1500

	Essential Goods	Non-essential Goods
	(Venezuelan bolívares per U.S. dollar)
	Bs.	Bs.
January 8, 2010 through December 31, 2010	2.60	4.30

	Purchase	Sale	Payment of External Public Debt
	(Venezuelan bolívares per U.S. dollar)
	Bs.	Bs.	Bs.
January 1, 2011 through February 8, 2013	4.2893	4.3000	4.3000
	Purchase	Sale	Payment of External Public Debt
	(Venezuelan bolívares per U.S. dollar)
	Bs.	Bs.	Bs.
February 9, 2013 through April 27, 2015	6.2842	6.3000	6.3000

The following tables sets forth, for the periods indicated, the exchange rates resulting from the SICAD, SICAD II and SIMADI mechanisms administered by CENCOEX and the Central Bank of Venezuela for the purchase and sale of U.S. dollars, in each case expressed in nominal Venezuelan bolívares per U.S. dollar.

SICAD
		Exchange Rate
Effective	Auction No.	(Venezuelan bolívares per U.S. dollar)
December 23, 2013 through January 14, 2014	13-2013 and 14-2013	11.30
January 15 through February 16, 2014	15-2014	11.36
February 17 through February 23, 2014	01-2014	11.70
February 24 through March 5, 2014	02-2014	11.80
March 6 through March 16, 2014	03-2014	11.00
March 17 through March 23, 2014	04-2014	10.90
March 24 through March 30, 2014	05-2014	10.80
March 31 through April 4, 2014	06-2014	10.70
April 7 through June 17, 2014	07-2014 through 13-2014	10.00
June 18, 2014 through June 24, 2014	14-2014	10.50
June 25, 2014 through July 04, 2014	15-2014	10.60
July 07, 2014 through July 15, 2014	16-2014	10.80
July 16, 2014 through August 27, 2014	17-2014 through 21-2014	11.00
August 28, 2014 through September 03, 2014	22-2014	11.50
September 04, 2014 through September 24, 2014	23-2014	11.70
September 25, 2014 through November 03, 2014	24-2014 through 26-2014	12.00

SICAD II
	Period End	Average for Period	Low	High
	(Venezuelan bolívares per U.S. dollar)
	Bs.	Bs.	Bs.	Bs.
March 24 through March 28, 2014	50.86	51.47	50.86	51.86
March 31 through April 4, 2014	49.04	49.24	49.04	49.81
April 2014	50.00	49.97	49.02	50.00
May 2014	49.97	49.98	49.92	50.00
June 2014	49.98	49.98	49.97	49.99
July 2014	49.99	49.98	49.96	50.00
August 2014	49.99	49.98	49.95	49.99
September 2014	49.98	49.98	49.96	49.99
October 2014	49.97	49.98	49.96	49.99
November 2014	49.98	49.99	49.97	49.99
December 2014	49.99	49.98	49.96	49.99

SIMADI
	Period End	Average for Period	Low	High
	(Venezuelan bolívares per U.S. dollar)
	Bs.	Bs.	Bs.	Bs.
February 12 through February 27, 2015	176.62	172.54	170.04	176.62
March 2015	192.95	185.86	176.75	193.40
April 2015 (through April 27)	197.66	195.57	193.05	197.66

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore our ability to conduct our business, derive exclusively from the rights granted to us by McDonald’s in two MFAs through 2027. The initial term of the franchise for French Guiana, Guadeloupe and Martinique expires in 2017, which we may extend for an additional 10-year term at our sole discretion. As a result, our ability to continue operating in our current capacity following the initial term of the MFAs is dependent on the renewal of our contractual relationship with McDonald’s.

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

Pursuant to the MFAs, McDonald’s has the ability to exercise substantial influence over the conduct of our business. For example, under the MFAs, we are not permitted to operate any other QSR chains, we must comply with McDonald’s high quality standards, we must own and operate at least 50% of all McDonald’s-branded restaurants in the Territories, we must maintain certain guarantees in favor of McDonald’s, including a standby letter of credit (or other similar financial guarantee acceptable to McDonald’s) in an amount of $80.0 million, to secure our payment obligations under the MFAs and related credit documents, we cannot incur debt above certain financial ratios, we cannot transfer the equity interests of our subsidiaries, any significant portion of their assets or any of the real estate properties we own without McDonald’s consent, and McDonald’s has the right to approve the appointment of our chief executive officer and chief operating officer. In addition, the MFAs require us to reinvest a significant amount of money, including through reimaging our existing restaurants, opening new restaurants and advertising, which plans McDonald’s has the right to approve. We are required under the MFAs to open 250 restaurants and to spend $180 million from 2014 through 2016 to satisfy our reinvestment commitments. In addition, we estimate that the cost to comply with our restaurant opening commitments under the MFAs from 2014 through 2016 will be between $175 million and $350 million depending on, among other factors, the type and location of the restaurants we open. We cannot assure you that we will have available the funds necessary to finance these commitments, and their satisfaction may require us to incur additional indebtedness, which could adversely affect our financial condition. Moreover, we may not be able to obtain additional indebtedness on favorable terms, or at all. Failure to comply with these commitments could constitute a material breach of the MFAs and may lead to a termination by McDonald’s of the MFAs. Currently, we have submitted to McDonald’s a proposal for an amendment to the 2014-2016 opening and reinvestment plans, in order to adjust these plans to the current economic realities of the region. No assurances can be given, however, that we will be able to come to an agreement with McDonald’s on an amendment to these plans.

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

For certain periods of 2014, McDonald’s Corporation granted us a limited waiver for our non-compliance with certain quarterly financial ratios specified in the MFA, a failure to extend such waiver or comply with our original commitments could result in a material breach of the MFA.

During certain periods of 2014, we were not in compliance with certain quarterly financial ratios specified in the MFA. We have obtained a limited waiver from McDonald’s Corporation for a six-month period (from and as of June 30, 2014 through and including December 31, 2014). We are currently negotiating an extension of this waiver. During the waiver period we were not required to maintain these quarterly financial ratios, however, we will need to obtain an extension of the MFA waiver to avoid breaching our commitments under the MFA. If we are unable to obtain an extension of the waiver or to comply with our original commitments under the MFA, we could be in material breach. Our breach of the MFA would give McDonald’s certain rights, including the ability to acquire all or portions of our business. See “Item 10. Additional Information—C. Material Contracts—The MFAs.”

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

McDonald’s was granted a perfected security interest in the equity interests of LatAm, LLC, Arcos Dourados Comercio de Alimentos Ltda. and certain of their subsidiaries to protect this right. In the event this right is exercised as a result of a material breach of the MFAs, the amount to be paid by McDonald’s would be equal to 80% of the fair market value of the acquired equity interests. If McDonald’s exercises its right to acquire our interests in one or more Territories as a result of a material breach, our business, results of operations and financial condition would be materially and adversely affected. See “Item 10. Additional Information—C. Material Contracts—The MFAs—Termination” for more details about fair market value calculation.

The failure to successfully manage our future growth may adversely affect our results of operations.

Our business has grown significantly in recent years, largely due to the opening of new restaurants in existing and new markets within the Territories, and also from an increase in comparable store sales. Our total number of restaurant locations has increased from 1,569 at the date of the Acquisition to 2,121 as of December 31, 2014. However, during 2014, our rate of restaurant openings slowed. This was mainly due to a shift in capital allocation strategy to increase our focus on existing restaurants over continued expansion.

Our growth is, to a certain extent, dependent on new restaurant openings and therefore may not be constant from period to period, it may accelerate or decelerate in response to certain factors. There are many obstacles to opening new restaurants, including determining the availability of desirable locations, securing reliable suppliers, hiring and training new personnel and negotiating acceptable lease terms, and, in times of adverse economic conditions, franchisees may be more reluctant to provide the investment required to open new restaurants and may have difficulty obtaining sufficient financing. In addition, our growth in comparable store sales is dependent on continued economic growth in the countries in which we operate as well as our ability to continue to predict and satisfy changing consumer preferences.

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

As of December 31, 2014, 25.7% of our restaurants were franchised. Under our franchise agreements, we receive monthly payments which are, in most cases, the greater of a fixed rent or a certain percentage of the franchisee’s gross sales. Franchisees are independent operators over whom we exercise control through the franchise agreements, by owning or leasing the real estate upon which their restaurants are located and through our operating manual that specifies items such as menu choices, permitted advertising, equipment, food handling procedures, product quality and approved suppliers. Our operating results depend to a certain extent on the restaurant profitability and financial viability of our franchisees. The concurrent failure by a significant number of franchisees to meet their financial obligations to us could jeopardize our ability to meet our obligations.

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

As of December 31, 2014, we owned the land for 505 of our 2,121 restaurants and the buildings for all but 12 of our restaurants. The value of these assets could decrease or rental costs could increase due to changes in local demographics, the investment climate and increases in taxes.

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

As of December 31, 2014, we had $801.2 million in total outstanding indebtedness, consisting of $32.5 million in short-term debt, $767.2 million in long-term debt and $1.4 million related to the fair market value of our outstanding derivative instruments. The agreements governing our outstanding indebtedness contain covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For instance, we are subject to negative covenants that restrict some of our activities, including restrictions on:

•	creating liens;

•	maintaining certain leverage ratios;

•	entering into sale and lease-back transactions; and

•	consolidating, merging or transferring assets.

During certain periods of 2014, we were not in compliance with certain quarterly financial ratios specified in our revolving credit facility with Bank of America, N.A. and our 2012 total return equity swap with Goldman Sachs International. We were able to successfully negotiate an amendment to each of the revolving credit facility and the total return equity swap to increase these financial ratios. We are currently in compliance with the revised ratios. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Net Cash Provided by Financing Activities—Revolving Credit Facility” and “Item 10. Additional Information—C. Material Contracts—The 2012 Swap Transaction.”

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

As of December 31, 2014, we had 95,374 employees. Controlling labor costs is critical to our results of operations, and we closely monitor those costs. Some of our employees are paid minimum wages; any increases in minimum wages or changes to labor regulations in the Territories could increase our labor costs. For example, in January 2015, Venezuela announced a 20% increase in the minimum wage. In Argentina, a  law enacted in November 2010 requires companies to pay overtime to all employees (except directors and managers) working on weekends. Additionally, a proposed bill in Argentina would require companies to distribute 10% of their profits to employees. In Brazil, during 2012, we decided to transition all of our employees to a fixed hourly schedule. Under the new schedule, employees work between 180 and 220 hours per month, with proportional wages based on the number of hours set forth in the employment contract. In 2013, pursuant to the Pernambuco Labor Court ruling, we completed the transition to a fixed hourly schedule according to the timeframe agreed to in the ruling. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Brazilian Labor Litigation.” These or similar regulations, if adopted, may have an adverse impact on our results of operations. Competition for employees could also cause us to pay higher wages.

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

Tax assessments in any of the jurisdictions in which we operate may negatively affect our business and results of operations.

As part of the ordinary course of business, we are subject to inspections by federal, municipal and state tax authorities in Latin America. These inspections may generate tax assessments which, depending on their results, may have an adverse effect on our financial results. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Litigation and other pressure tactics could expose our business to financial and reputational risk.

Given that we conduct our business in many countries, we may be subject to multi-jurisdictional private and governmental lawsuits, including but not limited to lawsuits relating to labor and employment practices, taxes, trade and business practices, franchising, intellectual property, consumer, real property, landlord tenant, environmental, advertising, nutrition and antitrust matters. In the past, QSR chains have been subject to class-action lawsuits claiming that their food products and promotional strategies have contributed to the obesity of some customers. We cannot guarantee that we will not be subject to these types of lawsuits in the future. We may also be the target of pressure tactics such as strikes, boycotts and negative publicity from government officials, suppliers, distributors, employees, unions, special interest groups and customers that may negatively affect our reputation.

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

Food and paper costs represented 34.1% of our total revenues in 2014, and we import approximately 26% of our food and paper raw materials (excluding toys) and 100% of our Happy Meal toys. We rely on, among other commodities, beef, chicken, produce, dairy mixes, beverages and toppings. The cost of food and supplies depends on several factors, including global supply and demand, new product offerings, weather conditions, fluctuations in energy costs and tax incentives, all of which makes us susceptible to substantial price and currency fluctuations and other increased operating costs. Due to the competitive nature of the restaurant industry, we may be unable to pass increased operating costs on to our customers, which could have an adverse effect on our results of operations.

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

A significant portion of our business depends on our ability to make our product offerings appealing to families with children. Argentina, Brazil, Chile, Colombia, Ecuador, Mexico, Peru and Uruguay are considering imposing restrictions on the ways in which we market our products, including proposals restricting our ability to advertise directly to children through the use of toys and to sell toys in conjunction with food.

In June 2012, Chile passed a law banning the inclusion of toys in children’s meals with certain nutritional characteristics. This law will be enforced once the Chilean regulatory authority sets the limits for nutritional content of food, which is still pending. The ban in Chile also restricts advertisements to children under the age of 14. A bill currently under discussion proposes to restrict advertisements on television and radio between 6:00 P.M. and 10:00 P.M. This bill will affect food products that exceed the limits of nutrient content set by the Chilean authorities. While it is difficult to predict how the Chilean authorities will determine the scope of the law, we currently do not expect that these Chilean regulations will have a material impact on our consolidated results.

Similar to law in Chile, Peru passed a law in 2013 restricting our ability to advertise our food to children under the age of 16 and banning the inclusion of toys in children’s meals. However, the law will not be enforced until the Peruvian regulatory authorities issue regulations to determine the scope of the law. Such regulations have not yet been issued. While it is difficult to predict how the Peruvian authorities will enforce or interpret this law, we currently do not expect that the law will have a material impact on our consolidated results.

Since 2014, the Mexican Ministry of Health empowered the Federal Commission for Prevention of Sanitary Risks (COFEPRIS) to regulate advertising directed at families with children. On April 15, 2014, COFEPRIS issued certain regulations which establish the maximum contents of fat, sodium and sugars that every meal advertised to children on television and in cinemas may contain. In February of 2015, COFEPRIS ordered us to stop advertising Happy Meals on television until we disclosed all the nutritional information for Happy Meals to COFEPRIS. We provided this information to COFEPRIS and in March 2015, an agreement was reached permitting us to advertise Happy Meals that do not contain french fries.

In Brazil, the Federal Prosecutor’s Office filed suit in 2009 seeking to enjoin various QSRs, including us, from selling toys. The Lower Federal Court in São Paulo ruled that the lawsuit was without merit. The Prosecutor’s Office filed an appeal against this decision, which will be adjudicated by the Regional Federal Court in São Paulo. As of the date of this annual report, this appeal is still pending and the outcome remains uncertain. In addition, the number of proposed laws seeking to restrict the sale of toys with meals increased significantly in Brazil at the federal, state and municipal levels. In April 2013, a consumer protection agency in Brazil fined us $1.6 million for a 2010 advertising campaign relating to our offering of meals with toys from the motion picture Avatar. We filed a lawsuit seeking to annul the fine. The Lower Civil Court granted an injunction, suspending the fine. The consumer protection agency subsequently appealed and the Appellate Court in São Paulo upheld the decision. The lower court ruled there was no basis for the suit and the consumer protection agency appealed this decision. The Lower Court ruled the case groundless and the consumer protection agency appealed this decision.  As of the date of this annual report, this appeal is still pending and the outcome remains uncertain. Although similar fines relating to our current and previous advertising campaigns involving the sale of toys may be possible in the future, as of the date of this annual report, we are unaware of any other such fines.

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

We may be adversely affected by legal actions, claims or damaging publicity with respect to our business.

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

We engage in business activities throughout Latin America and the Caribbean. In 2014, 80.3% of our revenues were derived from Brazil, Argentina, Mexico, Puerto Rico and Venezuela. As a result, our business is and will continue to be subject to the risks generally associated with international business operations, including:

•	governmental regulations applicable to food services operations;

•	changes in social, political and economic conditions;

•	transportation delays;

•	power, water and other utility shutdowns or shortages;

•	limitations on foreign investment;

•	restrictions on currency convertibility and volatility of foreign exchange markets;

•	inflation;

•	import-export quotas and restrictions on importation;

•	changes in local labor conditions;

•	changes in tax and other laws and regulations;

•	expropriation and nationalization of our assets in a particular jurisdiction; and

•	restrictions on repatriation of dividends or profits.

Some of the Territories have been subject to social and political instability in the past, and interruptions in operations could occur in the future. Our business, financial condition and results of operations could be adversely affected by any of the foregoing factors.

For example, we have been and continue to be impacted by developments in Venezuela, including the significant devaluations of the Venezuelan bolívar that occurred in 2010, 2013 and 2014 and the announcements made in February 2015 relating to the foreign currency exchange regime. The SIMADI exchange rate as of April 27, 2015 was 197.66 bolívares per U.S. dollar, up from the initial rate of 170.039 bolívares per U.S. dollar. The political and economic conditions in Venezuela remain unstable, with the economy being considered hyperinflationary under U.S. GAAP since 2010. Going forward, we cannot predict with any certainty whether additional government actions, including in the form of further currency devaluations, continued worsening import authorization controls, foreign exchange, price or profit controls, expropriation or other forms of government takeovers, will occur. The continuation or deterioration of the challenging political and economic conditions in Venezuela could have further adverse impacts on our business, results of operations and financial condition.

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

Many of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. In particular, Venezuela has been considered hyperinflationary under U.S. GAAP since 2010. Although inflation rates in many of the other countries in which we operate have been relatively low in the recent past, we cannot assure you that this trend will continue. The measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies that could lead to reduced demand for our core products and decreased sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our customers, which could adversely affect our operating margins and operating income.

Exchange rate fluctuations against the U.S. dollar in the countries in which we operate could negatively affect our results of operations.

We are exposed to exchange rate risk in relation to the United States dollar. While substantially all of our income is denominated in the local currencies of the countries in which we operate, our supply chain management involves the importation of various products, and some of our imports, as well as some of our capital expenditures, are denominated in U.S. dollars. In addition, our royalty payments to McDonald’s are also denominated in U.S. dollars. As a result, any decrease in the value of the local currencies of the countries in which we operate as compared to the U.S. dollar will increase our costs. In addition, 61.2% of our outstanding long-term debt was denominated in U.S. dollars as of December 31, 2014. Although we maintain a hedging strategy to attempt to mitigate some of our exchange rate risk, our hedging strategy may not be successful or may not fully offset our losses relating to exchange rate fluctuations.

As a result, fluctuations in the value of the U.S. dollar with respect to the various currencies of the countries in which we operate or in U.S. dollar interest rates could adversely impact on our net income, results of operations and financial condition.

Price controls and other similar regulations in certain countries, have affected and may continue to affect our results of operations.

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

For example, the Venezuelan market is subject to price controls which limits our ability to increase prices to offset the impact of continuing high inflation on product, labor and other operating costs. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although we managed to navigate the negative impact of this regulation on our operations during 2014, the existence of such laws and regulations continues to present a risk to our business. These regulations caused a delay in our pricing plan but we still managed to increase prices during fiscal year 2014. We continue to closely monitor developments in this dynamic environment.

Moreover, in November 2013, the Venezuelan government through Presidential Decree No. 602 established a transitional protection regime for tenants of property used for commercial, industrial or production activities, which regulates the leasing relations and stipulates that the price of the monthly rent may not exceed an amount equal to 250 bolívares per square meter. On May 23, 2014, this regulation was repealed and replaced with a new decree (decree N° 929). The new legal regime establishes three different methods to determine rent and includes several regulations that limit the contractual freedom of the parties, setting up monthly rental limits and rent review criteria. The new regulation also contains additional prohibitions on commercial rent contracts in any currency other than bolívares, private arbitration for the resolution of conflicts between the parties and foreign companies administering commercial rent. These new regulations resulted in a decrease in revenues from franchised restaurants, higher than the decrease in rental expense related to our Company-operated restaurants. However, on August 8, 2014, after our direct request to the government that the new regulations not apply to our franchisee rental agreements, one of the governmental agencies in charge of implementation decided that such regulation would not apply to our rental agreements with franchisees. Therefore, we are in the process of normalizing our rental fee collections from franchised restaurants pursuant to each respective agreement.

See “Item 4. Information on the Company—B. Business Overview—Regulation.”  In May 2014 the Law for the Regulation of Real Estate Lease for Commercial Use was enacted (the “Commercial Leases Law”).

In addition, in September 2014, Argentina passed: (i) Law No. 26,991, the “New Regulation on Production and Consumption Relationships Act”, which reformed a 1974 Act (Law on Supply of Goods and Services); and (ii) Law No. 26,992, the “Creation of the Observatory of Prices and Availability of Inputs, Goods and Services Act.”

The New Regulation on Production and Consumption Relationships Act empowers the Secretary of Commerce to, among others, establish profit margins and set price levels (setting maximum, minimum and benchmark prices); issue regulations on commerce, intermediation, distribution or production of goods and services; impose the continuance of production, industrialization, commercialization, transport, distribution or rendering of services or impose the production of goods and set subsidies. In addition, pursuant to the Act, the Secretary of Commerce is entitled to impose certain penalties for failure to comply with the Act, including fines and temporary closure of businesses.

The Creation of the Observatory of Prices and Availability of Inputs, Goods and Services Act created a technical agency under the Secretary of Commerce, the Observatory of Prices and Availability of Inputs, Goods and Services to control and systematize prices and availability of inputs, goods and services produced, traded or rendered in Argentina. We are currently evaluating the effects these new Argentine laws will have on our business.

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

In 2014, our operating subsidiaries in Venezuela represented 5.1% of our total revenues. Exchange rates and controls currently in place in Venezuela are described under “—A. Selected Financial Data—Exchange Rates and Exchange Controls—Venezuela.” There are uncertainties regarding the liquidity of the exchange systems and our ability to access U.S. dollars through the mechanisms currently in place in Venezuela. In addition, there are also uncertainties regarding the impact successive foreign exchange controls could have on the Venezuelan economy and the complementary regulations the Venezuelan government could issue in the near future. As a result, there can be no assurance that such measures will not impair the ability of our Venezuelan operating subsidiaries to convert local currency into U.S. dollars, which could result in foreign currency exchange losses that could have a material adverse effect on our results of operations.

In March 2014, we changed the rate applicable for remeasurement purposes in Venezuela to SICAD. Pursuant to this change, we recognized (i) a foreign currency exchange loss of $19.7 million, including a related party receivable denominated in bolívares, and (ii) a write down of certain inventories of $7.6 million within “Other operating expenses, net”, due to the currency exchange rate change impact on their net recoverable value. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Income Statement Line Items—Foreign Currency Translation.”

In June 2014, due to our lack of access to the SICAD auction system and our ability to settle transactions at the SICAD II rate, we adopted the SICAD II exchange rate for remeasurement purposes in Venezuela. As a result of the exchange rate change to SICAD II, we recognized (i) a foreign currency exchange loss of $39.0 million, including a related party receivable denominated in bolívares, (ii) a write down of certain inventories of $9.9 million due to the currency exchange rate change impact on their net recoverable value and (iii) an impairment of long-lived assets amounting to $45.2 million within “Other operating expenses, net.” See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Income Statement Line Items—Foreign Currency Translation.”

In 2014, our subsidiaries in Argentina represented 15.7% of our total revenues. Since 2001, Argentina has tightened restrictions on capital flows and imposed exchange controls. Exchange control restrictions impact our ability to transfer funds outside of Argentina and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina. In particular, regulations issued by the Central Bank of Argentina currently in place do not grant non-debtors, such as any Argentine subsidiary guarantor, access to the foreign exchange market for the purpose of transferring currency outside Argentina in order to make payments under any subsidiary guarantee granted by it.

The devaluation of the Argentine peso during 2014 has had a negative impact on the ability of Argentine businesses and the national and provincial governments to honor their foreign currency denominated debt, has led to higher inflation levels and, significantly reduced real wages, and has had a negative impact on businesses whose success is dependent on domestic market demand and supplies payable in foreign currency.

We are subject to exchange control regulations in Argentina, which may restrict our ability to convert local currencies into foreign currencies and carry out other foreign exchange transactions. For example, since 2001, Argentina has imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments outside Argentina. Since 2011, the Argentine government has implemented certain additional measures that control and restrict the ability of companies and individuals to exchange Argentine pesos for foreign currencies and carry out other foreign exchange transactions. Those measures include, among other things, the requirement of prior approval from the Argentine tax authority to carry out certain foreign currency transactions, which could delay, and eventually restrict, our ability to exchange Argentine pesos for other currencies, such as U.S. dollars. Further, there are certain restrictions that currently apply to local residents for the acquisition of any foreign currency for holding as cash within Argentina. In this regard (i) natural persons are authorized to purchase foreign currency for such purpose, but only in an amount approved by the Argentine tax authority; and (ii) legal persons are not granted access to the foreign exchange market for the acquisition of foreign currency for holding as cash within Argentina.

Communication “A” 5237 issued by the Central Bank of Argentina set forth new rules regarding the repatriation of foreign direct investments. Communication “A” 5245 and AFIP General Resolution No. 3421 (2012) require all banks and foreign exchange houses to register every sale and certain purchase of foreign currency, whether by natural or a legal entity, through an online system administered by the Argentine tax authority. Purchases of foreign currency by local residents for the formation of offshore assets require prior authorization from the Argentine tax authority (as explained above, the Argentine tax authority approves the amount of foreign currency for such purposes that local residents who are natural persons are entitled to purchase). If such a transaction fails to clear, the purchaser will not be able to complete the transaction and may make a claim at the AFIP’s offices to obtain authorization to complete the transaction.

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

For example, Argentine regulations require us to seek permission from the Argentine authorities in order to import goods and to file a statement with the Argentine authorities prior to rendering services to, or receiving services from, foreign residents if the services are valued above a threshold amount. These regulations may prevent or delay the receipt of goods or services that we require for our operations, or increase the costs associated with obtaining those goods and services, and therefore have an adverse impact on our business, results of operations or financial condition. Additionally, Venezuela recently enacted a Foreign Investments Law that increases requirements and limitations for the transfer of dividends and repatriation of foreign investments.

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

Mr. Staton, our Chairman and CEO, owns or controls common stock representing 39.9% and 76.2%, respectively, of our economic and voting interests. As a result, Mr. Staton is and will be able to strongly influence or effectively control the election of our directors, determine the outcome of substantially all actions requiring shareholder approval and shape our corporate and management policies. The MFAs’ requirement that Mr. Staton at all times hold at least 51% of our voting interests likely will have the effect of preventing a change in control of us and discouraging others from making tender offers for our shares, which could prevent shareholders from receiving a premium for their shares. Moreover, this concentration of share ownership may make it difficult for shareholders to replace management and may adversely affect the trading price for our class A shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. This concentration of control could be disadvantageous to other shareholders with interests different from those of Mr. Staton and the trading price of our class A shares could be adversely affected. See “Item 7. Major Shareholders and Related Party Transactions―A. Major Shareholders” for a more detailed description of our share ownership.

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

Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association, we are authorized to issue up to 420,000,000 class A shares, of which 130,216,043 class A shares were outstanding as of December 31, 2014. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our class A shares.

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

We commenced operations on August 3, 2007, as a result of the Acquisition of McDonald’s LatAm business. Woods Staton, our Chairman, CEO and controlling shareholder, was the joint venture partner of McDonald’s

Corporation in Argentina for over 20 years prior to the Acquisition and also served as President of McDonald’s South Latin America division from 2004 until the Acquisition. Our senior management team is comprised of executives who had previously worked in McDonald’s LatAm business or with Mr. Staton.

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

The Axionlog Split-off

We used to own and operate some of the distribution centers in the Territories, which operations and related properties we refer to as Axionlog (formerly known as Axis). Axionlog operated in Argentina, Chile, Mexico and Venezuela, and its main third-party customers were Sodexho, Eurest, Sadia, WalMart, Carrefour, Subway and Dairy Queen. We effected a split-off of Axionlog to our existing shareholders in March 2011. The split-off was effected through the redemption of 41,882,966 shares (25,129,780 class A shares and 16,753,186 class B shares). As consideration for the redemption, the Company transferred to its shareholders its equity interests in the operating subsidiaries of the Axionlog business totaling a net book value of $15.4 million and an equity contribution that was made to the Axionlog holding company amounting to $29.8 million. The split-off of Axionlog did not have a material effect on our results of operations or financial condition. Following the split-off, Los Laureles Ltd. acquired the Axionlog shares held by Gavea Investment AD, L.P. and investment funds controlled by Capital International, Inc. and DLJ South American Partners L.L.C. (through its affiliates).

In 2011, we entered into a master commercial agreement with Axionlog on arm’s-length terms pursuant to which Axionlog provides us with distribution services in Argentina, Chile, Colombia, Mexico, Uruguay and Venezuela. On November 9, 2011, we entered into a revolving loan agreement with Axionlog B.V. (formerly known as Axis Distribution B.V.), a holding company of the Axionlog business, pursuant to which we agreed to lend Axionlog the total sum of $12.0 million at an interest rate of LIBOR plus 6%. This revolving loan facility will mature on November 7, 2016. As of December 31, 2014 and 2013, Axionlog B.V. had borrowed $11.5 million and $9.0 million, respectively, from us in connection with this revolving loan facility. As of March 31, 2015, $11.5 million was outstanding under this loan. See Note 24 to our consolidated financial statements for details of related party balances and transactions with Axionlog.

Capital Expenditures and Divestitures

Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period during the term of the MFAs. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable three-year period, while the reinvestment plan specifies the amount we must spend reimaging or upgrading restaurants during the applicable three-year period. Prior to the expiration of the then-applicable three-year period we must agree with McDonald’s on a subsequent restaurant opening plan and reinvestment plan. In the event we are unable to reach an agreement on subsequent plans prior to the expiration of the then-existing plan, the MFAs provide for an automatic increase of 20% in the required amount of reinvestments as compared to the then-existing plan and a number of new restaurants no less than 210 multiplied by a factor that increases each period during the subsequent three-year restaurant opening plan. We may also propose, subject to McDonald’s prior written consent, amendments to any restaurant opening plan or reinvestment plan to adapt to changes in economic or political conditions.

As part of the reinvestment plan with respect to the three-year period that commenced on January 1, 2014, we must reinvest an aggregate of at least $180 million in the Territories. In addition, we have committed to open 250 new restaurants during the current three-year restaurant opening plan. We estimate that the cost to comply with our restaurant opening commitments under the MFAs from 2014 through 2016 will be between $175 million and $350 million, depending on, among other factors, the type and location of restaurants we open. Currently, we have submitted to McDonald’s a proposal for an amendment to the 2014-2016 opening and reinvestment plans, in order to adjust these plans to the current economic realities of the region. No assurances can be given, however, that we will be able to come to an agreement with McDonald’s on an amendment to these plans.

As a result of our previous reinvestment and reopening plans, property and equipment expenditures were $169.8 million, $313.5 million and $294.5 million in 2014, 2013 and 2012, respectively. In 2014, we opened 82 restaurants, reimaged 46 existing restaurants and opened 9 McCafé locations and 273 Dessert Centers (see “—B. Business Overview—Our Operations—McCafé Locations and Dessert Centers”). In 2013, we opened 130 restaurants, reimaged 38 existing restaurants and opened 20 McCafé locations and 321 Dessert Centers. In 2012, we opened 130 restaurants, reimaged 57 existing restaurants and opened 33 McCafé locations and 249 Dessert Centers. In 2014, 2013 and 2012, we closed 23, 16 and 22 restaurants, respectively.

In addition, outflows related to purchases of restaurant businesses paid at acquisition date totaled $0.8 million, $0.3 million and $6.0 million in 2014, 2013 and 2012, respectively.

Proceeds from the sale of property and equipment and sales of restaurant businesses totaled $5.2 million, $14.2 million and $6.6 million in 2014, 2013 and 2012, respectively.

Capital expenditures for 2015 are expected to be between $90.0 million and $120.0 million (including development and non-development capital expenditures), considering between 40 and 45 gross restaurant openings. These amounts may be modified according to the results of our negotiations with McDonald’s to amend the 2014-2016 opening and reinvestment plans.

During the next three years, we plan to monetize certain real estate assets in our portfolio that are either non-core (such as office buildings and other facilities) or operating assets where the value significantly exceeds the operating potential of the asset.  Our ability to transfer certain of our “iconic” properties is subject to McDonald’s prior written consent. We have many long standing assets across our region that have appreciated due to the significant development around those properties.  In addition, we believe that there is an opportunity to shift the mix of company-operated and sub-franchisee operated restaurants to enhance our liquidity and consolidated margin.

B.           Business Overview

Overview

We are the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, according to McDonald’s, representing 5.4% of McDonald’s global sales in 2014. We have the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to as the Territories. As of December 31, 2014, we operated or franchised 2,121 McDonald’s-branded restaurants, which represented 7.2% of McDonald’s total franchised restaurants worldwide. In 2014 and 2013, we accrued $173.7 million and $188.9 million, respectively, in royalties to McDonald’s (not including royalties on behalf of our franchisees).

We operate in the QSR sub-segment of the fast food segment of the Latin American and Caribbean food service industry. In Latin America and the Caribbean, the fast food segment has benefited from the region’s increasing modernization, as people in more densely populated areas adopt lifestyles that increasingly seek convenience, speed and value.

We commenced operations on August 3, 2007, as a result of the Acquisition. We operate McDonald’s-branded restaurants under two different operating formats, Company-operated restaurants and franchised restaurants. As of December 31, 2014, of our 2,121 McDonald’s-branded restaurants in the Territories, 1,577 (or 74.3%) were Company-operated restaurants and 544 (or 25.7%) were franchised restaurants. We generate revenues primarily from two sources: sales by Company-operated restaurants and revenues from franchised restaurants that primarily consist of rental income, which is generally based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. We own the land for 505 of our restaurants (totaling approximately 1.1 million square meters) and the buildings for all but 12 of our restaurants.

Our business has grown significantly since the Acquisition: we have increased our presence in existing and new markets in the Territories by opening a net total of 552 restaurants (674 total restaurants opened, including 496 Company-operated and 178 franchised, while closing 122), 227 McCafé locations and 1,541 Dessert Centers (see “—Our Operations—McCafé Locations and Dessert Centers”).

We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; NOLAD, consisting of Costa Rica, Mexico and Panama; and SLAD, consisting of Argentina, Chile, Ecuador, Peru and Uruguay.

As of December 31, 2014, 40.8% of our restaurants were located in Brazil, 18.1% in SLAD, 24.2% in NOLAD and 16.9% in the Caribbean division. We believe our diversified market presence reduces our dependence on any one market and helps stabilize the impact of individual countries’ economic cycles on our revenues. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Segment Presentation” for a description of changes we have made in the structure of our geographical divisions effective January 1, 2013.

The following table presents certain operating results and data by operating segment:

	As of and for the Years Ended December 31,
	2014 (1)	2013 (1)	2012 (1)	2011 (1)	2010 (2)
	(in thousands of U.S. dollars, except percentages)
Total Revenues
Brazil	$1,816,046	$1,842,324	$1,797,556	$1,890,824	$1,595,571
Caribbean division(3)	594,220	830,447	754,730	663,981	260,617
NOLAD	385,114	407,772	384,041	355,265	305,017
SLAD	855,685	952,767	861,067	747,579	856,913
Total	3,651,065	4,033,310	3,797,394	3,657,649	3,018,118

	As of and for the Years Ended December 31,
	2014 (1)	2013 (1)	2012 (1)	2011 (1)	2010 (2)
	(in thousands of U.S. dollars, except percentages)
Adjusted EBITDA(4)
Brazil	$237,699	$245,957	$240,954	$289,462	$250,606
Caribbean division(3)	(8,136)	67,180	69,109	53,754	23,556
NOLAD	27,701	27,397	26,738	19,551	15,400
SLAD	87,976	105,495	93,756	77,214	83,998
Corporate and others	(93,566)	(101,562)	(89,996)	(100,193)	(74,446)
Total	251,674	344,467	340,561	339,788	299,114

Adjusted EBITDA Margin(5)
Brazil	13.1%	13.4%	13.4%	15.3%	15.7%
Caribbean division(3)	(1.4)	8.1	9.2	8.1	9.0
NOLAD	7.2	6.7	7.0	5.5	5.0
SLAD	10.3	11.1	10.9	10.3	9.8
Total	6.9	8.5	9.0	9.3	9.9

Systemwide comparable sales growth(6)(7)	10.0%	11.2%	9.2%	13.7%	14.9%
Brazil	1.8	6.6	5.2	9.3	17.5
Caribbean division	24.7	19.6	13.3	14.5	4.7
NOLAD	(4.6)	(0.9)	4.4	8.5	9.1
SLAD	21.1	20.8	19.9	30.6	16.1

(1)
Segment information as of and for the years ended December 31, 2014, 2013, 2012 and 2011 is presented based on the segment structure prevailing as of and from January 1, 2013. See “Presentation of Financial and Other Information—Operating Data.” Segment Information for 2010 has not been restated and is therefore not comparable to 2014, 2013, 2012 and 2011 information.

(2)	Segment information for 2010 has not been restated and is therefore not comparable to 2014, 2013, 2012 and 2011 information. See “Presentation of Financial and Other Information—Operating Data.”

(3)
Currency devaluations in Venezuela have had a significant effect on our results of operations and impact the comparability of our results of operations in 2014 compared to 2013, 2012 and 2011. For 2010 Venezuela was part of SLAD division. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls.”

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

The chart below illustrates the economics for Company-operated restaurants and franchised restaurants in the case of owned and leased real estate:

Source: Arcos Dorados

In addition, we are the majority stakeholder in several joint ventures that collectively own 18 restaurants in Argentina and Chile. We have also granted developmental licenses to 12 restaurants. Pursuant to the developmental licenses, the developmental licensees own or lease the land and building on which the restaurants are located and pay a franchise fee to us in addition to the continuing franchise fee due to McDonald’s. All of our joint ventures and developmental licenses were in existence at the time of the Acquisition.

Restaurant Categories

We classify our restaurants into one of four categories: (i) freestanding, (ii) food court, (iii) in-store and (iv) mall stores. Freestanding restaurants are the largest type of restaurant, have ample indoor seating and include a drive-thru area and parking lot. Food court restaurants are located in malls and consist primarily of a front counter and kitchen and do not have their own seating area. In-store restaurants are part of a larger building, but they do not have a drive –thru area or a parking lot. Mall stores are located in malls like food court restaurants, but have their own seating areas. As of December 31, 2014, 993 (or 47%) of our restaurants were freestanding, 490 (or 23%) were food courts, 298 (or 14%) were in-stores and 340 (or 16%) were mall stores. These percentages vary by country, and may shift as opportunities in malls and more densely populated areas become available in some of the Territories.

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

Reimaging

An important component of our development plan is the reimaging of existing restaurants. As of December 31, 2014, we had completed the reimaging of 549 of the 1,569 restaurants we purchased in the Acquisition, an increase of 36 restaurants as compared to December 31, 2013. Our restaurants that have undergone reimaging during the past three years have experienced an additional increase in sales per restaurant over the comparable sales growth experienced by restaurants which have not been reimaged in the same period. Both we and McDonald’s are committed to maintaining an image for our restaurants that creates a contemporary dining experience. Over the last few years, we have invested substantially in the reimaging of our restaurants, and we, pursuant to the MFAs, have committed to a significant reimaging plan. See “Item 10. Additional Information—C. Material Contracts.” Many of the reimaging projects include the addition of McCafé locations to the restaurant.

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

With an average return on investment from McCafé locations of 29% in 2014, the McCafé concept is well-suited for restaurants in large-scale shopping centers and commercial areas. McCafé locations have been a key factor in adding value to our customers’ experience and represented 9.0% of the total transactions and 5.7% of total sales of the restaurants in which they were located in 2014. As of December 31, 2014, there were 343 McCafé locations in the Territories, of which 13.1% were operated by franchisees. Argentina and Brazil, with 89 and 94 locations, respectively, have the greatest number of McCafé locations. The first McCafé in Latin America was opened in Argentina in 1999. Pursuant to the MFAs we have the right to add McCafé locations to the premises of our restaurants.

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

Dessert Centers represented 29.9% of our transactions and 9.1% of our total sales in 2014 and, with a return on investment of 129% in 2014, provide a low-risk investment alternative. As of December 31, 2014 there were 2,492 Dessert Centers in the Territories. Dessert Centers are highly successful in Brazil, where we have 1,389 locations. The first Dessert Center was created in Brazil in 1979. Due to a change in methodology in 2011, Dessert Center figures for 2014, 2013, 2012 and 2011 are not directly comparable to figures for 2010.

The following maps set forth our McCafé locations and Dessert Centers in each of the Territories as of December 31, 2014:

Network of McCafé Locations	Network of Dessert Centers
343 total McCafé locations	2,492 total Dessert Centers

Source: Arcos Dorados

The McDonald’s Brand

Interbrand, a brand consulting firm, ranked McDonald’s among the top ten global brands in 2014. In addition, we believe that in Latin America and the Caribbean, the McDonald’s brand benefits from an aspirational cachet as a “destination” restaurant with a reputation for safe, fresh and good-tasting food in an attractive setting. McDonald’s strong brand equity stems from the dedicated execution of its brand promise and its ability to associate with the local community where it operates. McDonald’s sets the standard in the restaurant industry worldwide for brand stewardship and marketing leadership.

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

Our menus feature three tiers of products: affordable entry-level options, such as our Big Pleasures, Small Prices or McMío offerings, core menu options, such as the Big Mac, Happy Meal and Quarter Pounder, and premium options, such as Big Tasty or Angus premium hamburgers and chicken sandwiches and low-calorie or low-sodium products that are marketed through common platforms rather than as individual items. These platforms can be based on the type of products, such as beef, chicken, salads or desserts, or on the type of customer targeted, such as the children’s menu. We have offered a new menu with fewer calories and less sugar and sodium in the majority of our Territories since 2011. Since 2013 we have offered dairy products, fresh fruits or vegetables with our Happy Meals in all of the Territories except Venezuela.

Our core menu is the most important element of our menu strategy and includes well-recognized food choices that have global customer acceptance and are what customers repeatedly order at McDonald’s-branded restaurants worldwide.

Product Development

We have been very innovative in our product development in Latin America and the Caribbean. In key countries, our understanding of the local market has enabled us to successfully introduce new items to appeal to local tastes and to provide our customers with additional food options. Our chicken-based offerings include bone-in chicken in markets such as Colombia, Peru, Panama and Costa Rica, and Angus burgers with innovative flavors such as Habanero are examples of our product development efforts, through which we introduce new products every few months. Also, we carefully monitor the sales of our products and are able to quickly modify them if necessary. For instance, although we always offer the McFlurry dessert product, we include in this product platform a promotional topping that is offered for a limited period of time, followed by a new promotional topping to maintain the sales momentum.

In 2006, McDonald’s global innovation team introduced a new food preparation platform called the Bridge Operating Platform, or BOP, which combines product innovation with operational efficiency throughout our restaurants. This platform is a significant system enhancement, and it allows for customization of products without compromising the restaurants’ ability to handle a large influx of customers at peak periods. The BOP has now been implemented in all large Latin American and Caribbean markets. In 2011 we began the rollout of Made For You, or MFY, a new kitchen operating platform that we believe will allow for improved product quality, higher labor productivity and reduced food waste. As of December 31, 2013, we had implemented MFY in almost all of our Company-operated restaurants in Argentina, Aruba, Brazil, Curaçao, French Guyana, Mexico, Puerto Rico, Trinidad and Tobago and the U.S. Virgin Islands. During 2014, we implemented MFY in Costa Rica, Panama, seven restaurants in Uruguay and twenty-three of our new restaurants in Colombia. During 2015, we plan to implement MFY in Martinique, four restaurants in Guadalupe and 25 additional restaurants in Colombia.

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

Our advertisement and promotion activities are guided by our overall marketing plan, which identifies the key strategic platforms that we aim to leverage to drive sales. The advertisement and promotion program is formulated based on the amount of advertisement and promotion support needed for each strategic platform for the year. During 2014, our key strategic platforms included menu relevance, convenience, strengthening the kids and family experience, leveraging the FIFA World Cup sponsorship in Brazil and price segmentation for margin optimization. In terms of menu relevance, we introduced promotional products in many of our key markets such as Favoritos de la Copa and Big Mac Extension. In terms of convenience, we increased the efficiency of some of our restaurants by including more McCafé locations, combined beverage systems that serve fruit-based smoothies, coffee-based frappés and specialty coffees, and Dessert Centers and developing locally relevant menu items, such as breakfast choices and bone-in-chicken product offerings in Peru, Colombia, Panama and Costa Rica. In terms of pricing, we understand that our customers seek great-tasting food at affordable prices and that their perception of value while at the restaurant is a significant factor in determining overall satisfaction and frequency of visits. Our Big Pleasures, Small Prices and McMío programs in Latin America and the Caribbean, which are based on best practices and experience in the United States and Europe, have been successful in addressing a broad range of value expectations in our restaurants. We continue leveraging these platforms to increase penetration and grow market share.

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

The following map sets forth the number of our restaurants in each of our operating divisions as of December 31, 2014:

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

Set forth below is a summary of our restaurant portfolio as of December 31, 2014. Due to the reorganization of our segments effective January 1, 2013, the segment information below is not directly comparable to the segment information presented in our annual report on Form 20-F for years prior to 2013. See “Presentation of Financial and Other Information—Operating Data.”

	Ownership					Store Type						Building/ Land(1)
Portfolio by Division	Company-Operated	Joint Venture	Franchised	Developmental License	Total	Freestanding	Food Court	In-Store	Mall Store	Dessert Centers	McCafé Locations	Owned	Leased
Brazil	614	—	252	—	866	367	266	88	145	1,389	94	108	758
Caribbean Division	270	—	88	1	359	236	25	41	57	245	55	130	229
NOLAD	352	—	150	11	513	274	133	53	53	547	52	170	343
SLAD	323	18	42	—	383	116	66	116	85	311	142	97	286
Total	1,559	18	532	12	2,121	993	490	298	340	2,492	343	505	1,616

(1)	Developmental licenses and mobile stores are not included in these figures.

Brazil

Brazil is our largest division in terms of restaurants, with 866 restaurants as of December 31, 2014 and $1,816 million in revenues in 2014, representing 40.8% and 49.7% of our total restaurants and revenues, respectively. Our operations in Brazil are based in Sao Paulo and McDonald’s has been present in Brazil since opening its first restaurant in Rio de Janeiro in 1979.

Caribbean Division

The Caribbean division includes eleven territories with 359 restaurants as of December 31, 2014 and $594.2 million in revenues in 2014, representing 16.9% and 16.3% of our total restaurants and revenues, respectively. Its primary market is Venezuela. McDonald’s has been present in Venezuela since opening its first restaurant in Caracas in 1985. Venezuela represents 37.9% of the Caribbean division’s restaurants and 31.6% of the Caribbean division’s revenues. Venezuela is our fourth-largest market in terms of restaurants.

NOLAD

NOLAD includes three countries with 513 restaurants as of December 31, 2014 and $385.1 million in revenues in 2014, representing 24.2% and 10.5% of our total restaurants and revenues, respectively. Its primary market is Mexico, where the division’s management is based. McDonald’s has been present in Mexico since opening its first restaurant in Mexico City in 1985. Mexico represents 77.6% of NOLAD’s restaurants and 54.0% of NOLAD’s revenues, and Mexico is our second-largest market in terms of restaurants.

Our operations in Mexico differ from those in our other Territories (with the exception of Venezuela) in that the percentage of franchised restaurants is significantly higher than our systemwide average because some of McDonald’s previous joint venture partners were converted into franchisees immediately prior to the Acquisition. Since the Acquisition, we have been adjusting our business model in Mexico as several factors had significantly eroded that market’s profitability and, as a result, we have acquired 77 franchised restaurants. As of December 31, 2014, 35.4% of our restaurants in Mexico were franchised, while 25.7% of our restaurants overall were franchised.

SLAD

SLAD includes five countries with 383 restaurants as of December 31, 2014 and $855.7 million in revenues in 2014, representing 18.1% and 23.4% of our total restaurants and revenues, respectively. Its primary market is Argentina, where the division’s management is based. McDonald’s has been present in Argentina since opening its first restaurant in Buenos Aires in 1986. As of December 31, 2014, Argentina represented 58.0% of SLAD’s restaurants and 66.9% of SLAD’s revenues in 2014. Argentina is our third-largest market in terms of restaurants.

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

Since the process to become an approved supplier is lengthy, expensive and requires proof of compliance with McDonald’s high quality standards, we have found that oral agreements with our approved suppliers generally are sufficient to ensure a reliable supply of quality food products, and we have developed long-term relationships with many of our suppliers. In addition, we enter into written agreements with most of our suppliers regarding the cost of such goods, which can be based on pricing protocols, formula costing, benchmarking or open bidding, as appropriate. Our 25 largest suppliers account for approximately 80% of our supplies, and no single supplier or group of related suppliers account for more than 12% of our total food and paper costs. Among our main suppliers are JBS S.A., McCain Foods Limited, Coca-Cola Company, Bimbo and Arytza.

Our integrated supply chain management optimizes value as we work with suppliers to develop pricing protocols, inventory, planning and product quality. As of December 31, 2014, approximately 26% of the food and paper products used in our restaurants were imported, primarily from countries within Latin America, while the remaining amount were locally sourced. This percentage varies among the Territories; for example, 18% of the products consumed in Mexico are imported, while 20% and 90% of the products consumed in Brazil and the Caribbean division, respectively, are imported. This includes the toys distributed in our restaurants, which are imported from China. Certain supplies, such as beef, must often be locally sourced due to restrictions on their importation. Combined with the MFAs’ requirement to purchase certain core supplies from approved suppliers, although we maintain contingency plans to back up restaurant supplies, we may not be able to quickly find alternate or additional supplies in the event a supplier is unable to meet our orders. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—We depend on oral agreements with third-party suppliers and distributors for the provision of products that are necessary for our operations.” The suppliers send all of their products to distribution centers that are in charge of transportation, warehousing, financial administration, demand and inventory planning and customer service. The distribution centers interact directly with our Company-operated and franchised restaurants.

Until March 16, 2011 we owned and operated some of the distribution centers in the Territories, which operations and related properties we refer to as Axionlog (formerly known as Axis). See “—A. History and Development of the Company—Important Events—The Axionlog Split-off.” In 2011, we entered into a master commercial agreement with Axionlog on arm’s-length terms pursuant to which Axionlog provides us with distribution services in Argentina, Chile, Colombia, Mexico, Uruguay and Venezuela. For additional information about our transactions with Axionlog, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Axionlog Split-off.”

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

Our Competition

We compete with international, national, regional and local retailers of food products. We compete on the basis of price, convenience, service, menu variety and product quality. Our competition in the broadest perspective includes restaurants, quick-service eating establishments, pizza parlors, coffee shops, street vendors, ice cream vendors, convenience food stores, delicatessens and supermarkets.

Our Customers

We aim to provide our customers with safe, fresh and good-tasting food at a good value and a favorable dining experience in the family friendly environment demanded by our target demographic of young adults and families with children. Based on data from the United Nations Economic Commission for Latin America and the Caribbean, the Territories represented a market of approximately 630.1 million people in 2013—equivalent to the combined population of the United States, Germany, France, the United Kingdom and Italy—of which approximately 29% are under 14 years old and 47.5% are under 25 years old. As a business focused on young adults in the 14 to 35 age range and families with children, our operations have benefited, and we expect to continue to benefit, from our Territories’ population size, age profile when compared to more developed markets and improving socio-economic conditions. In addition, our McCafé brand extension has successfully targeted a more adult customer base.

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

The Fair Price Act empowers the National Agency for the Defense of Socio-economic Rights to implement provisions and regulations on “fair pricing” and to oversee and audit businesses in Venezuela. Breaches of the Fair Price Act could result in criminal charges against merchants or business people. In January 2014, Venezuelan authorities inspected our operations in Venezuela and required us to reduce our prices for different menu items by amounts ranging from 7% to 10%. In a similar attempt to control and reduce inflation, the Venezuelan government established a transitional protection regime for tenants of property used for commercial, industrial or production activities, which regulates the leasing relations and stipulates that the price of the monthly rent may not exceed an amount equal to 250 bolívares per square meter. The Commercial Leases Law superseded this transitional regime in May 2014. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Latin America and the Caribbean—Price controls and other similar regulations in certain countries have affected and may continue to affect our results of operations.”

In addition, in September 2014, Argentina passed: (i) Law No. 26,991, the “New Regulation on Production and Consumption Relationships Act”, which reformed a 1974 Act (Law on Supply of Goods and Services); and (ii) Law No. 26,992,  the “Creation of the Observatory of Prices and Availability of Inputs, Goods and Services Act.”

The New Regulation on Production and Consumption Relationships Act empowers the Secretary of Commerce to, among other things: (i) establish profit margins and set price levels (setting maximum, minimum and benchmark prices); (ii) issue regulations on commerce, intermediation, distribution or production of goods and services; (iii) impose the continuance of production, industrialization, commercialization, transport, distribution or rendering of services or impose the production of goods; (iv) set subsidies; (v) request any kind of documentation and correspondence related to commercial activities or the management of the businesses and impose the publication of prices and availability of goods and services and seize such documentation for up to 30 working days; (vi) impose registration and recordkeeping requirements; and (vii) impose licensing regimes for commercial activities.

In order to enforce its provisions, the Secretary of Commerce is granted the power to impose penalties for non-compliance including, among others: (i) fines of AR$500 to AR$10,000,000 or up to three times the economic profit obtained by offenders (the amounts can double in case of second time offenders); (ii) temporary shutting down of businesses for up to 90 days; (iii) seizure of goods and products and their sale to consumers in case of an administratively determined shortage of said goods and products; (iv) loss of governmental or fiscal benefits. Under the New Regulation on Production and Consumption Relationships Act, companies would be forced to pay any fine issued immediately and then litigate before the courts to have the penalty revoked and the money refunded. The Secretary of Commerce may waive the advance payment of the fine in cases in which, at its discretion, such payment may cause irreparable harm to the party challenging the fine.

The Creation of the Observatory of Prices and Availability of Inputs, Goods and Services Act created a technical agency under the Secretary of Commerce, the Observatory of Prices and Availability of Inputs, Goods and Services, to control and systematize prices and availability of inputs, goods and services produced, traded or rendered in Argentina.

We are also subject to the labor laws applicable in the countries in which we operate. The adoption of new or more stringent labor laws or regulations could result in a material liability to us. For example, in January 2015, Venezuela announced a 20% increase in the minimum wage, resulting in a new minimum wage of 5,622.48 bolívares. In Argentina, a  law enacted in November 2010 requires companies to pay overtime to all employees (except directors and managers) working on weekends. Additionally, a proposed bill in Argentina would require companies to distribute 10 percent of their profits to employees. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—Labor shortages or increased labor costs could harm our results of operations.” New interpretations or unexpected applications of existing labor laws or regulations may also affect our business practices or results of operations. In August 2012, the Public Labor Ministry of the State of Pernambuco (Ministério Público do Trabalho do Estado de Pernambuco) in Brazil filed a civil complaint against us in the Labor Court of Pernambuco (Justiça do Trabalho de Pernambuco) regarding alleged noncompliance with certain labor laws. Several of these cases have already been resolved successfully, either by a judicial decision or a cash settlement. The remaining retained cases are pending a final decision. In March of 2015, the Public Labor Ministry requested documents in order to analyze our compliance with the labor laws, which we provided. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Retained Lawsuits and Contingent Liabilities.”

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

Employment Experience

We are an important employer in Latin America and the Caribbean and are creating new economic opportunities for Latin America’s next generation. With more than 95,000 employees as of December 31, 2014, we are one of the largest employers in Latin America. For many of our employees, we are their first employer, providing formal jobs that include benefits, medical coverage, training and flexibility. We provide a strong foundation and teach them valuable customer service and leadership skills that can be applied to a wide range of career paths in the future.

We have been recognized by many independent organizations for being a “great place to work.” In 2014, the Great Place to Work Institute ranked us fourth among the top multinational employers in Latin America with more than 3,000 employees. The table below shows the good employer recognitions that we received in 2014:
Country	Award	Ranking
Argentina	“Best Companies to Work for” in Argentina	11th
Argentina	“Work and Life Balance” Certification	—
Brazil	“Best Companies to Work for” in Brazil	12th
Costa Rica	“Best Companies to Work for” in Costa Rica	13th
Costa Rica and Panama	“Work and Life Balance” Certification	—
Chile	“Best Companies to Work for” in Chile	16th
Ecuador	“Best Companies to Work for” in Ecuador	10th
Mexico	“Best Companies to Work for” in Mexico	6th
Panama	“Best Companies to Work for” in Panama	6th
Peru	“Best Companies to Work for” in Peru	9th
Uruguay	“Best Companies to Work for” in Uruguay	5th
Venezuela	“Best Companies to Work for” in Venezuela	6th

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

As of December 31, 2014, there were 45 Ronald McDonald House Charities programs in 13 countries in Latin America and the Caribbean, including 19 Ronald McDonald Houses, 25 Ronald McDonald Family Rooms, which provide “a home away from home” to children undergoing serious medical treatment in hospitals and their families, and one Ronald McDonald Care Mobile, which was built to deliver pediatric care services to remote locations.

One of our biggest charitable events is McHappy Day, when McDonald’s restaurants across Latin America raise money for various children’s causes, including the Ronald McDonald House Charities foundation, by donating the proceeds generated from the sales of Big Macs on that day. McHappy Day has grown from being a “marketing” campaign to becoming a community-wide effort. In 2014, McHappy Day was celebrated in all of the Territories, involving more than 35,000 community volunteers and our franchisees and suppliers. In 2014, our McHappy Day activities raised over $12.7 million. McHappy Day has become one of the most important campaigns, supporting children in Latin America and is the biggest source of revenue for the Ronald McDonald House Charities foundation.

Nutrition and Well-being

As part of our commitment to offering nutritious and quality products to our customers, we are dedicated to actively promoting a balanced lifestyle. This includes providing reliable, accessible information to guide educated nutritional decisions. We were the first restaurant chain in Latin America to provide full nutritional and calorie information about our menu on our websites in every country, as well as giving consumers within the restaurants full printed nutritional information on every tray liner. In 2014 we added a nutritional calculator on our websites to complement nutritional transparency with a personalized tool to enable our customers to make the right nutritional choices for their lifestyle.

From a safety and quality perspective, we only use products that have passed strict quality and hygiene controls throughout the production chain, inside our restaurants and up to the moment they are served to our customers. These products are sourced from our approved supplier network for all McDonald’s restaurants.

We participate in several educational, sports and well-being programs throughout Latin America and the Caribbean, promoting our brand and encouraging our employees and customers to participate. One such event is the McDonald’s 5K Women’s Run (Las Mujeres Corremos), a regional race held annually since 2010 that brought together nearly 60,000 women in 2014, running in 18 cities and 14 countries in Latin America.

Environmental Responsibility

We are committed to the continuous improvement of our environmental sustainability efforts, including frequently assessing our strengths and areas of improvement. We have made many positive strides, including publishing sustainability reports in Brazil, Argentina and Colombia, during 2014, to help us benchmark and set direct and measurable goals to pursue and achieve in the years ahead.

We strive to be an environmental steward dedicated to conserving natural resources and minimizing waste. We monitor and implement operational measures focused on reducing water consumption, energy utilization and waste production at our restaurants. We are committed to increasing our energy efficiency in restaurants by 20% by 2020 (using 2012 as the baseline). We execute paper and waste recycling campaigns at our restaurants, whenever possible. Our goal is to reduce in restaurant waste by 50% by 2020, with 2012 as the baseline. We are also exploring ways to recycle cooking oil from our restaurants, including an innovative program in Brazil that would power our delivery trucks with our recycled cooking oil.

We survey our key suppliers in Latin America and the Caribbean to ensure their operations meet the highest standards possible and partner with them on reducing our impact on the environment. This includes implementing and sharing best practices throughout the supply chain around sustainable sourcing, transportation, resource use, residue disposal and energy consumption, among other matters.

We strive to source from suppliers with strong standards of animal welfare. In April 2014 we committed to ensuring that by the end of 2016 all pork procured by Arcos Dorados will be sourced by producers that can demonstrate documented plans to promote group housing for their pigs.

The responsible use of antibiotics is important for animal health, as well as to ensure the future effectiveness of antimicrobial medicines. In March 2015 Arcos Dorados announced that it will only source from suppliers who can guarantee that their animals (i) are raised without growth-stimulating antibiotics; (ii) have only received antibiotics to cure or prevent disease under veterinary supervision; (iii) are only administered antibiotics approved for veterinary use; and (iv) encourage healthy animal welfare and husbandry conditions to help reduce the need for antibiotic use.

Protecting the Amazon—one of Latin America’s greatest environmental treasures—is a top priority. One hundred percent of our suppliers have committed to ending procurement of any goods from the Amazon. In October 2011, McDonald’s signed a global moratorium against harvesting soy from the Amazon region and has maintained this commitment every year since, including  actively supporting the 2014 renewal of the Brazilian Soy Moratorium, with validity until May 2016.

As of December 31, 2014, we had five ecological restaurants and one LEED-certified corporate university, which are more environmentally responsible and resource-efficient buildings throughout their life-cycle. In December 2008, we opened the first ecological restaurant in Latin America in Bertioga on the coast of São Paulo, Brazil. This restaurant received Leadership in Energy & Environmental Design, or LEED, certification, in September 2009, becoming the first McDonald’s restaurant in Latin America to be so certified. In August 2009, we opened our second ecological restaurant in Lindora, Costa Rica, which was the first of its kind in Central America. In August 2010, we opened our third ecological restaurant in Pilar, Argentina. In July 2011, we re-inaugurated the McDonald’s at Parque Hundido, in Mexico DF as our fourth ecological restaurant. This restaurant was awarded LEED certification by the US Green Building Council. In January 2013, we opened the fifth ecological restaurant in Guaynabo, Puerto Rico. In November 2013, it was awarded LEED certification by the US Green Building Council and verified by the Green Building Certification Institute.

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

We hope to further strengthen our supply chain by developing local initiatives that meet our demand for goods while promoting the well-being and success of the farmers and suppliers we rely on. For example, we spearheaded a local community farming pilot program involving 22 farms with the Qorichacra lettuce growing venture in Cusco, launched together with the Syngenta Foundation. The learnings from Qorichacra have encouraged us to develop more local farming initiatives to supply our lettuce and tomatoes locally in a few cities in Brazil, Puerto Rico and Argentina. Our hope is that more such initiatives will flourish with our leadership as a provider of training, quality control and standards, and as a significant local buyer of lettuce and tomato. As another example, in Brazil we work with suppliers to educate local farmers about sustainable agriculture. To date, 26 farms have been created in Brazil and/or expanded to produce lettuce, tomatoes and other produce for McDonald’s restaurants in the region. This enables us to source produce from sustainable farms, while also contributing to the local economy through the creation of jobs.

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

The following chart shows our corporate structure as of April 27, 2015.

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

Property Operations

Our long-standing presence in Latin America and the Caribbean has allowed us to build a significant property portfolio with hard-to-replicate locations in key markets across the region that enhance our customers’ experience and ultimately support our brand and market position. As of December 31, 2014, we owned the land for 505 of our 2,121 restaurants (totaling approximately 1.1 million square meters). We owned the buildings for all but 12 of our stand-alone restaurants, all of which are under developmental licenses, whereby the licensees own or lease the land and buildings on which the restaurants are located. We lease the remaining real estate property where we operate. Accordingly, we are able to charge rent on the real estate that we own and lease to our franchisees. The rental payments generally are based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. When we lease land, we match the term of our sublease to the term of the franchise. We may charge a higher rent to franchisees than that which we pay on our leases, therefore deriving additional rental income.

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

The following discussion of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

Segment Presentation

We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division, or NOLAD, consisting of Costa Rica, Mexico and Panama; and the South Latin America division, or SLAD, consisting of Argentina, Chile, Ecuador, Peru and Uruguay. As of December 31, 2014, 40.8% of our restaurants were located in Brazil, 18.1% in SLAD, 24.2% in NOLAD and 16.9% in the Caribbean division. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

We are required to report information about operating segments in our financial statements in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. We have determined that our reportable segments are those that are based on our method of internal reporting, and we manage our business and operations through our four geographical divisions (Brazil, the Caribbean division, NOLAD and SLAD). The accounting policies of the segments are the same as those for the Company on a consolidated basis.

Principal Income Statement Line Items

Revenues

We generate revenues primarily from two sources: sales by Company-operated restaurants and revenue from franchised restaurants, which primarily consists of rental income, typically based on the greater of a flat fee or a percentage of sales reported by our franchised restaurants. This rent, along with occupancy and operating rights, is stipulated in our franchise agreements. These agreements typically have a 20-year term but may be shorter if necessary to mirror the term of the real estate lease. In 2014, sales by Company-operated restaurants and revenues from franchised restaurants represented 96.0% and 4.0% of our total revenues, respectively. In both 2013 and 2012, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.7% and 4.3% of our total revenues, respectively.

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

Franchised restaurant occupancy expenses include, mainly, as applicable, the costs of depreciating and maintaining the land and buildings upon which franchised restaurants are situated or the cost of leasing that property. A significant portion of our leases establish that rent payments are based on the greater of a flat fee or a specified percentage of the restaurant’s sales.

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

General and administrative expenses include the costs of overhead, including salaries and facilities, travel expenses, depreciation of office equipment, buildings and vehicles, amortization of intangible assets, occupancy costs, professional services and the cost of field management for Company-operated and franchised restaurants, among others.

Other operating expenses, net, include gains and losses on asset acquisitions and dispositions, write-offs of property and equipment, insurance recovery, impairment charges, rental income and depreciation expenses of excess properties, results from distribution centers (until March 16, 2011), the equity awards granted to our CEO until 2011, accrual for contingencies, write-offs and write-downs of inventory, recovery of taxes and other miscellaneous items.

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

Other non-operating income (expenses), net primarily include certain results related to tax credits, asset taxes and income tax adjustments related to prior years we are required to pay in certain countries and other non-operating charges.

Income tax expense includes both current and deferred income taxes. Current income taxes represents the amount accrued during the period to be paid to the tax authorities while deferred income taxes represent the earnings impact of the change in deferred tax assets and liabilities that are recognized in our balance sheet for future income tax consequences.

Net income attributable to non-controlling interests relate to the participation of non-controlling interests in the net income of certain subsidiaries that collectively owned 18 restaurants at December 31, 2014 (28 restaurants at December 31, 2013).

Impact of Inflation and Changing Prices

Some of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. In general, we believe that, over time, we have demonstrated the ability to manage inflationary environments effectively. During 2014, our revenues were favorably impacted by our pricing strategy in many of these inflationary environments, as we have generally been able to increase average check to keep pace with inflation.

The Venezuelan market is also subject to price controls, which limits our ability to increase prices to offset the impact of continuing high inflation on our operating costs. As part of the January 2014 announcements, the Venezuelan government also issued a new regulation (further amended in November 2014), establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although we managed to navigate the negative impact of this regulation on our operations during 2014, the existence of such laws and regulations continues to present a risk to our business. We continue to closely monitor developments in this dynamic environment.

Key Business Measures

We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth. In addition, we use Adjusted EBITDA to facilitate operating performance comparisons from period to period. See “Presentation of Financial and Other Information—Other Financial Measures” and “Item 3. Key Information—A. Selected Financial Data.” Systemwide results are driven primarily by our Company-operated restaurants, as 74.4% of our systemwide restaurants are Company-operated as of December 31, 2014. Systemwide data represents measures for both Company-operated and franchised restaurants. While sales by franchisees are not recorded as revenues by us, management believes the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised restaurant revenues and are indicative of the financial health of our franchisee base. Unless otherwise stated, comparable sales growth, average restaurant sales and sales growth are presented on a systemwide basis.

Comparable Sales

Comparable sales is a key performance indicator used within the retail industry and is indicative of the success of our initiatives as well as local economic, competitive and consumer trends. Comparable sales are driven by changes in traffic and average check, which is affected by changes in pricing and product mix. Increases or decreases in comparable sales represent the percent change in sales from the prior year for all restaurants in operation for at least thirteen months, including those temporarily closed. Some of the reasons restaurants may close temporarily include reimaging or remodeling, rebuilding, road construction and natural disasters. With respect to restaurants where there are changes in ownership, primarily changes from being franchised restaurants to becoming Company-operated restaurants, all previous months’ sales are reclassified according to the new ownership category when reporting comparable sales. As a result, there will be discrepancies between the sales figures used to calculate comparable sales and our results of operations. We report on a calendar basis, and therefore the comparability of the same month, quarter and year with the corresponding period for the prior year is impacted by the mix of days. The number of weekdays, weekend days and timing of holidays in a period can impact comparable sales positively or negatively. We refer to these impacts as calendar shift/trading day adjustments. These impacts vary geographically due to consumer spending patterns and have the greatest effect on monthly comparable sales while annual impacts are typically minimal.

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

Foreign Currency Translation

The financial statements of our foreign operating subsidiaries are translated in accordance with guidance in ASC 830, Foreign Currency Matters. See Note 3 to our consolidated financial statements. Except for our Venezuelan operations, the functional currencies of our foreign operating subsidiaries are the local currencies of the countries in which we conduct our operations. Therefore, the assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rates as of the balance sheet date, and revenues and expenses are translated at the average exchange rates prevailing during the period. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. We record foreign currency exchange results related to monetary assets and liabilities denominated in currencies other than our functional currencies in our consolidated income statement.

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

For more details about the Venezuelan exchange rate used for financial reporting, see Notes 21 and 26 to our consolidated financial statements.

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

During June 2014, we performed impairment testing on our long-lived assets in Venezuela considering the operating losses incurred in this market as a consequence of the currency exchange rate change (indicator of potential impairment). As a result of this analysis, we recorded an impairment charge of $45.2 million using a fair market value approach. This change is primarily associated with a piece of real estate acquired during the fourth quarter of 2013. The impairment charge also included certain restaurants with undiscounted future cash flows insufficient to recover their carrying value.

See Note 3 to our consolidated financial statements for a detail of markets for which we performed impairment tests of our long-lived assets and goodwill, as well as impairment charges recorded.

If our estimates or underlying assumptions change in the future, we may be required to record additional impairment charges.

Share-Based Compensation

We have share-based compensation plans outstanding pursuant to which we granted liability awards to certain employees under a long-term incentive plan. The accrued liability is remeasured at the end of each reporting period until settlement. The fair value of our liability awards is estimated using the Black-Scholes model. Accounting for our share-based compensation plans involves the use of estimates for determining: (a) the number of units that will vest based on the estimated completion of the requisite service period, and (b) the assumptions required by the closed-form pricing model (expected volatility, dividend yield, risk-free interest rate and expected term). These assumptions are estimated as follows:

•	Expected volatility: based on implied volatility of our class A shares.

•	Dividend yield: based on estimated annual dividends over Company’s market capitalization.

•	Risk-free interest: prevailing implied interest rate of the U.S. Treasury zero-coupon strips with a remaining time to maturity similar to the expected term of the plan.

•	Expected term: estimated as an average of the vesting term and the original contractual term of the plan.

All of these assumptions significantly impact the estimated fair value of the awards. We use historical data and estimates to determine these assumptions, and if these assumptions and/or the stock price change significantly in the future, our operating results and financial condition could be significantly impacted. See Note 16 to our consolidated financial statements for additional detail on the assumptions used in our estimates and the amounts involved.

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

Restricted share units are measured at the grant-date market price of our class A shares. Stock options are accounted for at their grant-date fair value. Fair value of stock options is calculated using the Black-Scholes option pricing model. This calculation is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables (expected volatility, dividend yield, risk-free interest rate and expected term). These assumptions are estimated as was previously described for our liability awards. See Note 16 to our consolidated financial statements for additional detail on the assumptions used in our estimates and the amounts involved.

Accounting for Taxes

We record a valuation allowance to reduce the carrying value of deferred tax assets if it is more likely than not that some portion or all of our deferred assets will not be realized. Our valuation allowance as of December 31, 2014, 2013 and 2012 amounted to $301.0 million, $270.1 million and $236.6 million, respectively. We have considered future taxable income and ongoing prudent and feasible tax strategies in assessing the need for the valuation allowance. This assessment is carried out on the basis of internal projections, which are updated to reflect our most recent operating trends, such as expiration date for tax loss carryforwards. Because of the imprecision inherent in any forward-looking data, the further into the future our estimates cover, the less objectively verifiable they become. Therefore, we apply judgment to define the period of time to include projected future income to support the future realization of the tax benefit of an existing deductible temporary difference or carryforward and whether there is sufficient evidence to support the projections at a more-likely-than-not level for this period of time. Determining whether a valuation allowance for deferred tax assets is necessary often requires an extensive analysis of positive (e.g., a history of accurately projecting income) and negative evidence (e.g., historic operating losses) regarding realization of the deferred tax assets and inherent in that, an assessment of the likelihood of sufficient future taxable income. In 2014 and 2013, we recognized a loss amounting to $71.7 million and $39.6 million, respectively, related to tax loss carryforwards for which realization is not expected to occur. During 2012, we recognized a gain for the change in the valuation allowance amounting to $7.7 million due to improvements in projected taxable income and a relative increase of positive evidence as compared to negative evidence due to the reversal of trends of historic operating losses in some markets. If these estimates and assumptions change in the future, we may be required to adjust the valuation allowance. This could result in a charge to, or an increase in, income in the period this determination is made.

In addition, the Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. The Company assesses the likelihood of any adverse judgments or outcomes on its tax positions, including income tax and other taxes, based on the technical merits of a tax position derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position. Such outcomes may change in the future due to new developments in each matter.

Provision for Contingencies

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. Accounting for contingencies involves the use of estimates for determining the probability of each contingency and the estimated amount to settle the obligation, including related costs. We accrue liabilities when it is probable that future costs will be incurred and the costs can be reasonably estimated. The accruals are based on all the information available at the issuance date of the financial statements, including our estimates of the outcomes of these matters and our lawyers’ experience in contesting, litigating and settling similar matters. If we are unable to reliably measure the obligation, no provision is recorded and information is then presented in the notes to our consolidated financial statements. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for a description of significant claims, lawsuits and other proceedings.

See Note 17 to our consolidated financial statements for more information.

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

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Set forth below are our results of operations for the years ended December 31, 2014 and 2013.

	For the Years Ended December 31,
	2014	2013	% Increase (Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$3,504,302	$3,859,883	(9.2)%
Revenues from franchised restaurants	146,763	173,427	(15.4)
Total revenues	3,651,065	4,033,310	(9.5)
Company-operated restaurant expenses:
Food and paper	(1,243,907)	(1,350,515)	(7.9)
Payroll and employee benefits	(734,093)	(814,112)	(9.8)
Occupancy and other operating expenses	(997,065)	(1,055,188)	(5.5)
Royalty fees	(173,663)	(188,885)	(8.1)
Franchised restaurants – occupancy expenses	(63,939)	(63,273)	1.1
General and administrative expenses	(272,065)	(317,745)	(14.4)
Other operating expenses, net	(95,476)	(15,070)	533.6
Total operating costs and expenses	(3,580,208)	(3,804,788)	(5.9)
Operating income	70,857	228,522	(69.0)
Net interest expense	(72,750)	(88,156)	(17.5)
Loss from derivative instruments	(685)	(4,141)	(83.5)
Foreign currency exchange results	(74,117)	(38,783)	91.1
Other non-operating expenses, net	146	(848)	(117.2)
(Loss) income before income taxes	(76,549)	96,594	(179.2)
Income tax expense	(32,479)	(42,722)	(24.0)
Net (loss) income	(109,028)	53,872	(302.4)
Less: Net income attributable to non-controlling interests	(305)	(18)	1,594.4
Net (loss) income attributable to Arcos Dorados Holdings Inc.	(109,333)	53,854	(303.0)

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2014 and 2013.

	For the Years Ended December 31,
Systemwide Restaurants	2014	2013
Systemwide restaurants at beginning of period	2,062	1,948
Restaurant openings	82	130
Restaurant closings	(23)	(16)
Systemwide restaurants at end of period	2,121	2,062

	For the Years Ended December 31,
Company-operated Restaurants	2014	2013
Company-operated restaurants at beginning of period	1,538	1,453
Restaurant openings	56	95
Restaurant closings	(19)	(8)
Net conversions of franchised restaurants to Company-operated restaurants	2	(2)
Company-operated restaurants at end of period	1,577	1,538

	For the Years Ended December 31,
Franchised Restaurants	2014	2013
Franchised restaurants at beginning of period	524	495
Restaurant openings	26	35
Restaurant closings	(4)	(8)
Net conversions of franchised restaurants to Company-operated restaurants	(2)	2
Franchised restaurants at end of period	544	524

Key Business Measures

We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth. Unless otherwise stated, comparable sales growth, average restaurant sales and sales growth are presented on a systemwide basis.

Comparable Sales
For the Year Ended December 31, 2014
Arcos Dorados
Systemwide comparable sales growth	10.0%
Company-operated comparable sales growth	8.5
Franchised comparable sales growth	14.0
Systemwide Comparable Sales Growth by Division
Brazil	1.8
Caribbean division	24.7
NOLAD	(4.6)
SLAD	21.1
Company-operated Comparable Sales Growth by Division
Brazil	1.2
Caribbean division	18.5
NOLAD	(5.6)
SLAD	19.8
Franchised Comparable Sales Growth by Division
Brazil	3.2%
Caribbean division	38.7
NOLAD	(2.6)
SLAD	30.4

Our comparable sales growth on a systemwide basis in 2014 was driven by the increase in average check, which resulted mainly from price increases.

Average Restaurant Sales

	For the Years Ended December 31,
	2014	2013
	(in thousands of U.S. dollars)
Systemwide average restaurant sales	$2,268	$2,611
Company-operated average restaurant sales	2,250	2,581
Franchised average restaurant sales	2,319	2,697

Our ARS decreased in 2014 because of the depreciation of most currencies in the Territories against the U.S. dollar, partially offset by comparable sales growth of 10.0%.

Sales Growth
	For the Year Ended December 31, 2014
	(in nominal terms)	(in constant currency)
Brazil	—%	9.2%
Caribbean division	(31.9)	26.2
NOLAD	(5.6)	(1.8)
SLAD	(9.3)	24.2
Total Systemwide Sales Growth	(9.4)	14.7

In nominal terms, sales decreased during 2014 due to the negative impact of the depreciation of most currencies in the Territories against the U.S. dollar. This was partially offset by comparable sales growth of 10.0% and the net addition of 173 restaurants systemwide since January 1, 2013. We had 1,577 Company-operated restaurants and 544 franchised restaurants as of December 31, 2014, compared to 1,538 Company-operated restaurants and 524 franchised restaurants as of December 31, 2013.

Revenues

	For the Years Ended December 31,
	2014	2013	% Decrease
	(in thousands of U.S. dollars)
Sales by Company-operated Restaurants
Brazil	$1,724,889	$1,755,716	(1.8)%
Caribbean division	574,540	780,675	(26.4)
NOLAD	367,075	388,246	(5.5)
SLAD	837,798	935,246	(10.4)
Total	3,504,302	3,859,883	(9.2)
Revenues from Franchised Restaurants
Brazil	91,157	86,608	5.3%
Caribbean division	19,680	49,772	(60.5)
NOLAD	18,039	19,526	(7.6)
SLAD	17,887	17,521	2.1
Total	146,763	173,427	(15.4)
Total Revenues
Brazil	1,816,046	1,842,324	(1.4)%
Caribbean division	594,220	830,447	(28.4)
NOLAD	385,114	407,772	(5.6)
SLAD	855,685	952,767	(10.2)
Total	3,651,065	4,033,310	(9.5)

Sales by Company-operated Restaurants

Total sales by Company-operated restaurants decreased by $355.6 million, or 9.2%, from $3,859.9 million in 2013 to $3,504.3 million in 2014, mainly as a result of the depreciation of most currencies in the Territories against the U.S. dollar ($852.3 million). This was partially offset by 8.5% growth in comparable sales, due to a higher average check, which caused sales to increase by $324.5 million, coupled with a $172.2 million increase as a result of 124 net restaurant openings since January 1, 2013. Sales were negatively affected by the Football World Cup held in Brazil in June and July 2014 and a worsening macroeconomic environment in our main countries.

In Brazil, sales by Company-operated restaurants decreased by $30.8 million, or 1.8%, to $1,724.9 million. This was a consequence of the depreciation of the real against the U.S. dollar, which caused sales to decrease by $157.2 million. This was partially offset by 80 net restaurant openings and the conversion of 1 franchised restaurant into a Company-operated restaurant since January 1, 2013 which contributed $104.7 million to the increase. Average check growth was the driver of comparable sales growth of 1.2%, which contributed $21.6 million to the increase in sales.

In the Caribbean division, sales by Company-operated restaurants decreased by $206.1 million, or 26.4%, to $574.5 million. The main driver of this decrease was the adoption of SICAD and SICAD II as the reporting exchange rate in Venezuela, which caused sales to decrease by $377.2 million. This was partially offset by 18.5% growth in comparable sales, which contributed $144.5 million to the increase in sales. Average check growth was the driver of comparable sales growth and resulted from price increases. In addition, the net opening of 10 restaurants and the conversion of 1 franchised restaurant into a Company-operated restaurant since January 1, 2013 contributed $26.5 million to the increase in sales.

In NOLAD, sales by Company-operated restaurants decreased by $21.2 million, or 5.5%, to $367.1 million. Decrease in comparable guest counts related to the unfavorable economic environment and tougher competitive environment coupled with a lower average check, resulting from a negative change in product mix, caused comparable sales to decrease by 5.6%, negatively impacting sales by $21.5 million. In addition, depreciation of local currencies caused sales to decrease by $16.1 million. This was partially offset by 14 net restaurant openings and the conversion of 3 franchised restaurants into Company-operated restaurants since January 1, 2013, which resulted in a sales increase of $16.4 million.

In SLAD, sales by Company-operated restaurants decreased by $97.4 million, or 10.4%, to $837.8 million. The depreciation of most currencies in the region against the U.S. dollar caused sales to decrease by $301.8 million. This was partially offset by 19.8% growth in comparable sales, resulting from a higher average check, which caused sales to increase by $179.9 million. In addition, the net opening of 20 restaurants, partially offset by the conversion of 5 Company-operated restaurants into franchised restaurants since January 1, 2013, contributed $24.5 million to the increase in sales.

Revenues from Franchised Restaurants

Our total revenues from franchised restaurants decreased by $26.7 million, or 15.4%, from $173.4 million in 2013 to $146.8 million in 2014. The main contributors to this decrease were the depreciation of most currencies in the Territories against the U.S. dollar by $44.6 million, and lower rental income as a percentage of sales which decreased from 12.6% in 2013 to 11.9% in 2014, amounting $18.8 million. This was partially offset by comparable sales growth of 14.0%, which resulted in an increase in revenues of $26.7 million, and the net opening of 49 franchised restaurants since January 1, 2013, which caused revenues from franchised restaurants to increase by $10.1 million. In 2014, 84.5% and 15.5% of revenues from franchised restaurants were earned on the basis of a percentage of sales and on a flat fee basis, respectively. In 2013, 85% and 15% of revenues from franchised restaurants were earned on the basis of a percentage of sales and on a flat fee basis, respectively.

In Brazil, revenues from franchised restaurants increased by $4.5 million, or 5.3%, to $91.2 million primarily as a result of 55 net franchised restaurant openings, which was partly offset by the conversion of 1 franchised restaurant into a Company-operated restaurant, since January 1, 2013, and comparable sales growth of 3.2%, which explained $9.2 million and $2.8 million of the increase, respectively. In addition, increased rental income, resulted in increased revenues from franchised restaurants of $0.9 million. This was partially offset by the depreciation of the real against the U.S. dollar by $8.4 million.

In the Caribbean division, revenues from franchised restaurants decreased by $30.1 million, or 60.5%, to $19.7 million. This decrease was driven by the adoption of SICAD and SICAD II as the reporting exchange rate in Venezuela, lower rental income, and the net closing of 4 restaurants as well as the conversion of one franchised restaurant into a Company-operated restaurant since January 1, 2013, impacting revenues by $28.0 million, $19.9 million and 0.8 million, respectively. This was partially offset by comparable sales growth of 38.7%, resulting in an $18.6 million increase in revenues. Rental income was negatively affected by new Venezuelan governmental regulations on rental contracts, which imposed a limit on the rent that we can charge to lessees since December 2013.

In NOLAD, revenues from franchised restaurants decreased by $1.5 million, or 7.6%, to $18.0 million. This decrease was a result of the depreciation of the Mexican peso against the U.S. dollar, contributing $0.6 million, coupled with a 2.6% decrease in comparable sales and lower rental income, amounting to $0.5 million and $0.3 million, respectively. In addition, the net closing of 4 restaurants and the conversion of 3 franchised restaurants into Company-operated restaurants since January 1, 2013, caused revenues from franchised restaurants to decrease by $0.1 million.

In SLAD, revenues from franchised restaurants increased by $0.4 million, or 2.1%, to $17.9 million. This growth mainly resulted from a comparable sales growth of 30.4%, which accounted for $5.8 million. In addition, the net openings of two restaurants, coupled with the conversion of five Company-operated restaurants into franchised restaurants since January 1, 2013 and higher rental income caused revenues to increase by $1.7 million and $0.6 million, respectively. The depreciation of the local currencies in Argentina and Chile against the U.S. dollar represented a decrease in revenues of $7.8 million.

Operating Costs and Expenses

Food and Paper

Our total food and paper costs decreased by $106.6 million, or 7.9%, to $1,243.9 million in 2014, as compared to 2013. As a percentage of our total sales by Company-operated restaurants, food and paper costs increased by 0.5 percentage points to 35.5%, primarily due to higher input costs in SLAD resulting from the devaluation of Argentinian Peso and an increase in beef cost. In addition, an unfavorable change in product mix in Brazil and higher input costs in Brazil explain food and paper cost increase as a percentage of sales by Company-operated restaurants.

In Brazil, food and paper costs increased by $0.1 million, to $553.2 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 0.6 percentage points to 32.1%, primarily as a result of an unfavorable change in product mix and cost increases that were higher than the increase in sales prices.

In the Caribbean division, food and paper costs decreased by $84.9 million, or 26.7%, to $233.4 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.1% percentage points to 40.6%, mainly due to a change in Venezuela’s weight in the Division’s food and paper cost structure related to the adoption of SICAD and SICAD II as the reporting exchange rate, as Venezuela’s food and paper cost as percentage of sales is higher than the rest of the countries in the Division.

In NOLAD, food and paper costs decreased by $16.4 million, or 10.5%, to $139.5 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 2.1 percentage points to 38.0%, resulting primarily from price increases that were higher than the increase in costs throughout all markets, coupled with favorable product mix changes in Mexico.

In SLAD, food and paper costs decreased by $15.9 million, or 4.9%, to $307.2 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 2.1 percentage points to 36.7%, mostly as a result of higher input costs resulting from the devaluation of Argentinian Peso and an increase in beef cost.

Payroll and Employee Benefits

Our total payroll and employee benefits costs decreased by $80.0 million, or 9.8%, to $734.1 million in 2014, as compared to 2013. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs decreased 0.1 percentage points to 20.9%. This decrease in payroll and employee benefits costs as a percentage of our total sales by Company-operated restaurants is mostly attributable to a tax credit related to salaries in Brazil.

In Brazil, payroll and employee benefits costs decreased by $17.1 million, or 4.5%, to $359.7 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased by 0.6 percentage points to 20.9% as a result of a tax over salaries credit.

In the Caribbean division, payroll and employee benefits costs decreased by $35.0 million, or 22.3%, to $122.1 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased by 1.1 percentage points to 21.2%, mainly due to a greater increase in salaries than in average check in Venezuela and Puerto Rico.

In NOLAD, payroll and employee benefits costs decreased by $2.2 million, or 3.4%, to $63.2 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 0.4 percentage points to 17.2%, resulting from negative comparable sales in all markets and the bi-annual increase in the government-mandated minimum wage in Panama.

In SLAD, payroll and employee benefits costs decreased by $25.7 million, or 12.0%, to $189.2 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits decreased by 0.4 percentage points to 22.6% as a result of an increase in operational efficiency mainly in Argentina.

Occupancy and Other Operating Expenses

Our total occupancy and other operating expenses decreased by $58.1 million, or 5.5%, to $997.1 million in 2014, as compared to 2013. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses increased 1.1 percentage points to 28.5%, mainly due to the adoption of SICAD and SICAD II as reporting exchange rates in Venezuela, since certain costs are measured in U.S. dollars at historical exchange rates while sales are translated at applicable SICAD or SICAD II exchange rates. In addition, negative comparable sales growth in NOLAD and higher depreciation and amortization and labor contingencies in Brazil, related to the increased efficiency of Brazilian courts in managing these types of claims, also contributed to the decrease in total occupancy and other operating expenses.

In Brazil, occupancy and other operating expenses increased by $0.4 million, or 0.1%, to $496.7 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 0.5 percentage points to 28.8% as a result of an increase in depreciation and amortization expenses, and an increase in labor contingencies, due to the greater efficiency of the Brazilian courts in managing these types of claims.

In the Caribbean division, occupancy and other operating expenses decreased by $33.6 million, or 15.6%, to $181.4 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 4.0 percentage points to 31.6% due to the adoption of SICAD and SICAD II as the reporting exchange rates in Venezuela, since sales are translated at the applicable SICAD or SICAD II exchange rates, while depreciation and amortization, insurances and certain operational inventories, are valued at historical U.S. dollar cost.

In NOLAD, occupancy and other operating expenses decreased by $0.7 million, or 0.5%, to $128.1 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 1.7 percentage points to 34.9%, mainly due to the impact of the comparable sales decrease over fixed costs, and higher rent expense related to store and dessert center openings.

In SLAD, occupancy and other operating expenses decreased by $26.5 million, or 11.1%, to $213.0 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased by 0.2 percentage points to 25.4%, mainly due to cost efficiencies.

Royalty Fees

Our total royalty fees decreased by $15.2 million, or 8.1%, to $173.7 million in 2014, as compared to 2013. As a percentage of sales, royalty fees increased by 0.1 percentage points to 5.0%  due to the lower weight of Venezuela’s royalty fees within the consolidated royalty fee structure, as Venezuela’s royalty fees as a percentage of sales is lower than the rest of the Territories due to relief granted by the McDonald’s Corporation.

In Brazil, royalty fees decreased by $1.6 million, or 1.7%, to $92.7 million in 2014, as compared to 2013, in line with the increase in sales by Company-operated restaurants.

In the Caribbean division, royalty fees decreased by $7.9 million, or 26.3%, to $22.2 million in 2014, as compared to 2013. As a percentage of sales by Company-operated restaurants, royalty fees remained unchanged at 3.9% due to a lower weight of Venezuela’s royalty fees within the division’s royalty fee structure, as Venezuela’s royalty costs as a percentage of sales is lower than the rest of the Territories due to the relief granted by McDonald’s Corporation. This is related to the adoption of the SICAD and SICAD II as the reporting exchange rate.

In NOLAD, royalty fees decreased by $0.9 million, or 5.1%, to $17.8 million in 2014, as compared to 2013, in line with the increase in sales by Company-operated restaurants.

In SLAD, royalty fees decreased by $4.8 million, or 10.5%, to $40.9 million in 2014, as compared to 2013. As a percentage of sales by Company-operated restaurants, royalty fees remained unchanged at 4.9%.

Franchised Restaurants—Occupancy Expenses

Occupancy expenses from franchised restaurants increased by $0.7 million or 1.1%, to $63.9 million in 2014, as compared to 2013, due to higher depreciation and amortization in Brazil and higher allowances for doubtful accounts in Puerto Rico, partially offset by lower rent expenses for leased properties in Venezuela.

In Brazil, occupancy expenses from franchised restaurants increased by $2.9 million, or 7.5%, to $40.8 million in 2014, as compared to 2013, primarily due to higher depreciation and amortization expenses for owned properties and increased rent expenses for leased properties, the latter as a consequence of the increase in sales from franchised restaurants and store openings. This was partially offset by the depreciation of Brazilian real.

In the Caribbean division, occupancy expenses from franchised restaurants decreased by $1.9 million, or 15.7% to $10.4 million. This was mainly due to a decrease in rent expenses for leased properties as a consequence of new Venezuelan governmental regulations on rental contracts in place since December 2013, coupled with the adoption of SICAD and SICAD II as the reporting exchange rate in Venezuela. This was partially offset by higher allowances for doubtful accounts in Puerto Rico and Venezuela.

In NOLAD, occupancy expenses from franchised restaurants decreased by $0.1 million, or 1.2%, to $11.0 million in 2014, as compared to 2013, mainly due to the depreciation of the Mexican peso against the U.S. dollar.

In SLAD, occupancy expenses from franchised restaurants decreased by $0.2 million, or 4.7%, to $4.1 million in 2014, as compared to 2013, mainly due to the depreciation of local currencies against the U.S. dollar in Argentina and Chile.

Set forth below are the margins for our franchised restaurants in 2014, as compared to 2013. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Years Ended December 31,
	2014	2013
Brazil	55.3%	56.2%
Caribbean Division	46.9%	75.1%
NOLAD	38.9%	42.9%
SLAD	77.3%	75.7%
Total	56.4%	63.5%

General and Administrative Expenses

General and administrative expenses decreased by $45.7 million, or 14.4%, to $272.1 million in 2014, as compared to 2013. This decrease was mostly due to the depreciation of most currencies in the Territories against the U.S. dollar, amounting to $61.7 million, a decrease in payroll due to staff restructuring carried out during the last quarter of 2013 and the second quarter of 2014, amounting to $17.9 million and lower bonuses and other variable compensation provisions amounting to $7.7 million. This was partially offset by salary increases mainly linked to Argentina’s and Venezuela’s inflation amounting to $22.9 million, and severance payments as a consequence of the restructuring of staff amounting to $6.7 million. In addition, the decrease was partially offset by higher IT services amounting to $8.9 million, coupled with lower capitalization of costs and increases in occupancy expenses amounting to $1.6 million and $1.5 million, respectively.

In Brazil, general and administrative expenses decreased by $6.1 million, or 6.6%, to $86.2 million in 2014, as compared to 2013. The decrease resulted primarily from the depreciation of the real against the U.S. dollar amounting to $8.1 million, coupled with a decrease in payroll due to staff restructuring carried out during last quarter of 2013 and second quarter of 2014 amounting to $5.7 million and lower bonuses and other variable compensation provisions amounting to $0.8 million. This was partially offset by salary increases amounting to $5.0 million coupled with severance payment which amounted to $0.4 million. In addition, this decrease was partially offset by an increase in software amortization amounting to $1.0 million, consulting services related to tax projects amounting to $0.9 million, higher employee meal and other expenses of $0.6 million, lower capitalization costs amounting to $0.4 million and higher occupancy expenses amounting to $0.2 million.

In the Caribbean division, general and administrative expenses decreased by $11.7 million, or 21.4%, to $43.2 million in 2014, as compared to 2013. This decrease was mainly due to the adoption of SICAD and SICAD II as the reporting exchange rates in Venezuela amounting to $16.8 million, coupled with a decrease in payroll cost due to staff restructurings carried out in the last quarter of 2013 and the second quarter of 2014 amounting to $3.2 million, partially offset by salary increases, mainly due to Venezuela’s inflation, amounting to $5.1 million, higher bonuses and other variable compensation provisions amounting to $1.8 million and severance payments of $1.5 million.

In NOLAD, general and administrative expenses decreased by $0.5 million, or 1.9%, to $26.9 million in 2014, as compared to 2013. The decrease was mostly due to the depreciation of the Mexican peso against the U.S. dollar amounting to $1.1 million, coupled with a decrease in payroll due to staff restructurings carried out during the last quarter of 2013 and the second quarter of 2014 amounting to $1.4 million, partially offset by higher bonuses and other variable compensation provisions amounting to $1.2 million,  salary increases and severance payments amounting to $0.8 million and $0.8 million, respectively. In addition, the decrease is a result of higher management fees charged by McDonald’s Corporation for services rendered to other markets that do not belong to Arcos Dorados, amounting to $0.4 million and a decrease in other payroll costs and shared service center fees amounting to $0.2 and $0.1 million, respectively.

In SLAD, general and administrative expenses decreased by $8.6 million, or 21.9%, to $30.6 million in 2014, as compared to 2013. This decrease was mainly due to the depreciation of the Argentine Peso against the U.S. dollar amounting to $9.2 million, coupled with a decrease in payroll costs due to staff restructurings carried out during the fourth quarter of 2013 and the second quarter of 2014 amounting to $2.0 million and lower bonus provisions amounting to $1.9 million. This was partially offset by salary increases linked to Argentina’s inflation amounting to $2.2 million and severance payments amounting to $1.5 million. In addition, this decrease was offset by an increase in expatriate costs and travel expenses amounting to $0.3 million and $0.3 million, respectively, and increases in occupancy expenses and outside services amounting to $0.2 million.

General and administrative expenses for Corporate and others decreased by $18.8 million, or 18.0%, to $85.2 million in 2014, as compared to 2013. This decrease was mostly due to the depreciation of the Argentine Peso against the U.S. dollar, as our corporate headquarters are located in Argentina, amounting to $26.5 million, coupled with a decrease in payroll due to staff restructurings carried out during the last quarter of 2013 and the second quarter of 2014 amounting to $5.6 million and lower bonuses and other variable compensation provisions amounting to $8.0 million. This was more than offset by salary increases linked to Argentina’s inflation, amounting to $9.8 million and severance payments amounting to $2.6 million, coupled with higher IT services costs amounting to $8.9 million.

Other Operating Expenses, Net

Other operating expenses, net increased by $80.4 million, to $95.5 million in 2014, as compared to 2013. This increase was primarily attributable to the impairment of long-lived assets  in Venezuela ($45.2 million) and other countries ($2.7 million), impairment of goodwill in Puerto Rico ($ 2.0 million), write-down of certain inventories in Venezuela amounting to $19.4 million, due to the impact of the currency exchange rate change on their net recoverable value (of which $17.5 million was due to the adoption of SICAD and SICAD II), lower gain related with property sales ($6.9 million) and lower gains resulting from the purchase of franchisee operated restaurants ($3.8 million).

Operating Income

	For the Years Ended December 31,
	2014	2013	% Increase (Decrease)
	(in thousands of U.S. dollars)
Brazil	$172,787	$188,445	(8.3)%
Caribbean division	(88,711)	37,837	(334.5)
NOLAD	(6,484)	(5,314)	22.0
SLAD	67,885	84,324	(19.5)
Corporate and others and purchase price allocation	(74,620)	(76,770)	(2.8)
Total	70,857	228,522	(69.0)

Operating income decreased by $157.7 million, or 69.0%, to $70.9 million in 2014, as compared to 2013.

Net Interest Expense

Net interest expense decreased by $15.4 million, or 17.5%, to $72.8 million in 2014, as compared to 2013, mainly due to the losses incurred in 2013 in connection with the purchase, exchange and redemption of the 2019 notes totaling $23.5 million, partially offset by $3.9 million increase in interest payments due to higher average debt balances in 2014.

Loss from Derivative Instruments

Loss from derivative instruments decreased by $3.5 million to $0.7 million in 2014, as compared to $4.1 million in 2013, primarily due to the unwinding of our cross-currency interest rate swaps ($4.2 million) in 2013.

Foreign Currency Exchange Results

Foreign currency exchange results decreased by $35.3 million, to a $74.1 million loss in 2014, from $38.8 million in 2013, mainly due to the adoption of SICAD and SICAD II as the reporting exchange rates in Venezuela, partially offset by the remeasurement of our bond debt denominated in Brazilian reais due to the depreciation of the exchange rate.

Other Non-Operating Expenses, Net

Other non-operating expenses, net decreased by $1.0 million to a $0.1 million loss in 2014, as compared to a $0.8 million loss in 2013.

Income Tax Expense

Income tax expense decreased by $10.2 million, from $42.7 million in 2013 to $32.5 million in 2014. Our consolidated effective tax rate decreased by 86.6 percentage points to (42.4)% in 2014, as compared to 2013, mainly due to the adoption of SICAD and SICAD II as the reporting exchange rates in Venezuela, neither of which had any related tax benefits.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests for 2014 increased by $0.3 million when compared to 2013.

Net Income Attributable to Arcos Dorados Holdings Inc.

As a result of the foregoing, net (loss) income attributable to Arcos Dorados Holdings Inc. decreased by $163.2 million, or 303.0%, to a loss of $(109.3) million in 2014, as compared to 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

In January 2013, we made certain organizational changes to the structure of our geographical divisions in order to balance their relative weight in terms of number of restaurants and revenues. As a result of the reorganization effective January 1, 2013, Colombia and Venezuela became part of the Caribbean division with headquarters located in Colombia. For purposes of our annual report on Form 20-F for the year ended December 31, 2013, we restated the discussion of our financial condition and results of operations for fiscal year 2013 compared to fiscal year 2012 by applying the structure prevailing as of the date of our annual report on Form 20-F for the year ended December 31, 2013 on a retroactive basis.

Set forth below are our results of operations for the years ended December 31, 2013 and 2012.

	For the Years Ended December 31,
	2013	2012	% Increase (Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$3,859,883	$3,634,371	6.2%
Revenues from franchised restaurants	173,427	163,023	6.4
Total revenues	4,033,310	3,797,394	6.2
Company-operated restaurant expenses:
Food and paper	(1,350,515)	(1,269,146)	6.4
Payroll and employee benefits	(814,112)	(753,120)	8.1
Occupancy and other operating expenses	(1,055,188)	(984,004)	7.2
Royalty fees	(188,885)	(180,547)	4.6
Franchised restaurants – occupancy expenses	(63,273)	(56,057)	12.9
General and administrative expenses	(317,745)	(314,619)	1.0
Other operating expenses, net	(15,070)	(3,261)	362.1
Total operating costs and expenses	(3,804,788)	(3,560,754)	6.9
Operating income	228,522	236,640	(3.4)
Net interest expense	(88,156)	(54,247)	62.5
Loss from derivative instruments	(4,141)	(891)	364.8
Foreign currency exchange results	(38,783)	(18,420)	110.5
Other non-operating (expenses) income, net	(848)	(2,119)	(60.0)
Income before income taxes	96,594	160,963	(40.0)
Income tax expense	(42,722)	(46,375)	(7.9)
Net income	53,872	114,588	(53.0)
Less: Net income attributable to non-controlling interests	(18)	(256)	(93.0)
Net income attributable to Arcos Dorados Holdings Inc.	$53,854	$114,332	(52.9)

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2013 and 2012.

Systemwide Restaurants	For the Years Ended December 31,
	2013	2012
Systemwide restaurants at beginning of period	1,948	1,840
Restaurant openings	130	130
Restaurant closings	(16)	(22)
Systemwide restaurants at end of period	2,062	1,948

Company-operated Restaurants	For the Years Ended December 31,
	2013	2012
Company-operated restaurants at beginning of period	1,453	1,358
Restaurant openings	95	99
Restaurant closings	(8)	(16)
Net conversions of franchised restaurants to Company-operated restaurants	(2)	12
Company-operated restaurants at end of period	1,538	1,453

Franchised Restaurants	For the Years Ended December 31,
	2013	2012
Franchised restaurants at beginning of period	495	482
Restaurant openings	35	31
Restaurant closings	(8)	(6)
Net conversions of franchised restaurants to Company-operated restaurants	2	(12)
Franchised restaurants at end of period	524	495

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

Revenues

	For the Years Ended December 31,		% Increase (Decrease)
	2013	2012
	(in thousands of U.S. dollars)
Sales by Company-operated Restaurants
Brazil	$1,755,716	$1,717,761	2.2%
Caribbean division	780,675	706,990	10.4
NOLAD	388,246	364,588	6.5
SLAD	935,246	845,032	10.7
Total	3,859,883	3,634,371	6.2
Revenues from Franchised Restaurants
Brazil	86,608	79,795	8.5%
Caribbean division	49,772	47,740	4.3
NOLAD	19,526	19,453	0.4
SLAD	17,521	16,035	9.3
Total	173,427	163,023	6.4
Total Revenues
Brazil	1,842,324	1,797,556	2.5%
Caribbean division	830,447	754,730	10.0
NOLAD	407,772	384,041	6.2
SLAD	952,767	861,067	10.6
Total	$4,033,310	$3,797,394	6.2%

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

In the Caribbean division, sales by Company-operated restaurants increased by $73.7 million, or 10.4%, to $780.7 million. The main driver of this increase was 16.3% growth in comparable sales, which represented $114.1 million. Average check growth was the driver of comparable sales growth and resulted from price increases. In addition, the net opening of 20 restaurants and the conversion of one franchised restaurant into a Company-operated restaurant since January 1, 2012 contributed $26.0 million to the increase in sales. This was offset by the depreciation of local currencies in the Territories, which caused sales to decrease by $66.5 million (mainly the depreciation of the Venezuelan bolívar from 5.30 bolívares per U.S. dollar to 6.30 bolívares per U.S. dollar).

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

In the Caribbean division, revenues from franchised restaurants increased by $2.0 million, or 4.3%, to $49.8 million. This increase was driven by comparable sales growth of 26.8%, resulting in a $12.3 million increase. This was partially offset by the depreciation of the Venezuelan bolívar, amounting to $6.6 million, lower rental income, amounting to $3.2 million, and the impact from the net closing of 6 restaurants as well as the conversion of one franchised restaurant into a Company-operated restaurant since January 1, 2012 of $0.6 million. Rental income was negatively affected, mainly by new Venezuelan governmental regulations on rental contracts, which imposed a limit on the rent that we can charge to lessees beginning in December 2013.

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

In the Caribbean division, occupancy expenses from franchised restaurants remained unchanged at $12.4 million. Increased rent expenses for leased properties as a consequence of the increase in sales from franchised restaurants were offset by the depreciation of Venezuelan bolívar against the U.S. dollar and the positive effect of new governmental regulations in Venezuela that imposed limits on rental prices beginning in December 2013.

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

In the Caribbean division, general and administrative expenses decreased by $1.0 million, or 1.8%, to $54.9 million in 2013, as compared to 2012. This decrease was mainly due to the depreciation of the Venezuelan bolivar against the U.S. dollar amounting to $4.2 million. The increase in general and administrative expenses as measured in local currencies was mostly due to higher payroll costs of $1.7 million, higher professional services in Venezuela as a consequence of the country’s inflation, amounting to $1.3 million, and higher moving expenses due to the relocation of the divisional office, amounting to $1.0 million, partially offset by lower occupancy and other expenses, which amounted to $0.7 million.

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

Operating Income

	For the Years Ended December 31,		% Increase (Decrease)
	2013	2012
	(in thousands of U.S. dollars)
Brazil	$188,445	$193,339	(2.5)%
Caribbean division	37,837	40,692	(7.0)
NOLAD	(5,314)	(5,557)	4.4
SLAD	84,324	74,824	12.7
Corporate and others and purchase price allocation	(76,770)	(66,658)	(15.2)
Total	$228,522	$236,640	(3.4)%

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

Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period during the term of the MFAs. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable three-year period, while the reinvestment plan specifies the amount we must spend reimaging or upgrading restaurants during the applicable three-year period. As part of the reinvestment plan with respect to the three-year period that commenced on January 1, 2014, we must reinvest an aggregate of at least $180 million in the Territories. In addition, we have committed to open 250 new restaurants during the current three-year restaurant opening plan. We estimate that the cost to comply with our restaurant opening commitments under the MFAs from 2014 through 2016 will be between $175 million and $350 million, depending on, among other factors, the type and location of restaurants we open. We expect to fund these commitments using cash flow from operations and possible future debt and/or equity financings. However, we have submitted a proposal to McDonald’s to amend the 2014-2016 opening and reinvestment plans, in order to adjust these plans to the current economic realities of the region. No assurances can be given that we will be able to come to an agreement with McDonald’s on an amendment to these plans.

Our management believes in our ability to obtain the sources of liquidity and capital resources that are necessary in this challenging economic environment, and also believes that our liquidity and capital resources, including working capital, are adequate for our present requirements and business operations and will be adequate to satisfy our presently anticipated requirements during at least the next twelve months for working capital, capital expenditures and other corporate needs.

Overview

Net cash provided by operations was $193.1 million in 2014, compared to $217.0 million in 2013. Our investing activities program decreased by $141.7 million in 2014 to $169.0 million. Cash provided by financing activities decreased by $101.1 million, from an inflow of $102.3 million in 2013 to an inflow of $1.2 million in 2014. This was mainly as a result of the issuance of the 2023 notes for $378.4 million in 2013 and higher dividend payments in 2014. This was partially offset by an increase related to the purchase and call of the 2019 notes of $237.0 million and net payment of derivative instruments of $10.0 million in 2013 and higher issuance of other long-term debt and short-term borrowings in 2014.

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

At December 31, 2014, our total financial debt was $801.2 million, consisting of $32.5 million in short-term debt, $767.2 million in long-term debt (of which $469.0 million related to the 2023 notes, including the original issue discount, and $255.0 million related to the 2016 notes), and $1.4 million related to the fair market value of our outstanding derivative instruments (net of the asset portion amounting to $9.5 million).

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

Cash and cash equivalents was $139.0 million at December 31, 2014 and $175.6 million at December 31, 2013.

Comparative Cash Flows

The following table sets forth our cash flows for the periods indicated:

	For the Years Ended December 31,
	2014	2013	2012
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$193,091	$217,014	$230,113
Net cash used in investing activities	(168,964)	(310,655)	(306,421)
Net cash provided by financing activities	1,184	102,302	90,646
Effect of exchange rate changes on cash and cash equivalents	(61,929)	(17,864)	(5,788)
(Decrease) increase in cash and cash equivalents	$(36,618)	$(9,203)	$8,550

Operating Activities

	For the Years Ended December 31,
	2014	2013	2012
	(in thousands of U.S. dollars)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(109,333)	$53,854	$114,332
Non-cash charges and credits	260,036	186,980	131,958
Changes in assets and liabilities	42,388	(23,820)	(16,177)
Net cash provided by operating activities	$193,091	$217,014	$230,113

For the year ended December 31, 2014, net cash provided by operating activities was $193.1 million, compared to $217.0 million in 2013. The $23.9 million decrease is mainly attributable to lower net income adjusted for non-cash charges ($90.1 million) partially offset by a positive change in assets and liabilities ($66.2 million).

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

The following table presents our cash used in investing activities by type:

	For the Years Ended December 31,
	2014	2013	2012
	(in thousands of U.S. dollars)
Property and equipment expenditures	$(169,813)	$(313,462)	$(294,478)
Purchases of restaurant businesses paid at acquisition date	(825)	(324)	(6,004)
Proceeds from sales of property and equipment	3,237	7,751	6,643
Proceeds from sale of restaurant businesses	1,938	6,452	—
Loans to related parties	(2,500)	(2,000)	(7,000)
Others, net	(1,001)	(9,072)	(5,582)
Net cash used in investing activities	$(168,964)	$(310,655)	$(306,421)

The following table presents our property and equipment expenditures by type:

	For the Years Ended December 31,
	2014	2013	2012
	(in thousands of U.S. dollars)
New restaurants	$96,798	$157,901	$177,329
Existing restaurants	53,887	63,421	79,717
Others(1)	19,128	92,140	37,432
Total property and equipment expenditures	$169,813	$313,462	$294,478

(1)	Primarily corporate equipment and other office related expenditures. For 2013, includes a real estate purchase in Venezuela.

In 2014, net cash used in investing activities was $169.0 million, compared to $310.7 million in 2013. This $141.7 million decrease was primarily attributable to lower property and equipment expenditures ($143.6 million) and lower other investing activities ($8.1 million), partially offset by lower proceeds from the sale of restaurant businesses and property and equipment (totaling $9.0 million), higher purchases of restaurant businesses ($0.5 million) and higher loans granted to related parties ($0.5 million).

Property and equipment expenditures decreased by $143.6 million, from $313.5 million in 2013 to $169.8 million in 2014. The decrease in property and equipment expenditures is explained by a decrease in other property and equipment expenditures totaling $73.0 million, primarily due to a real estate purchase in 2013 and a lower investment in new restaurants ($61.1 million) as well as in existing restaurants ($9.5 million), mainly due to the depreciation of local currencies against the U.S. dollar. In 2014, we opened 82 restaurants and closed 23 restaurants.

Proceeds from sales of restaurant businesses decreased by $4.5 million. In 2013, there were several conversions of company-operated restaurants into franchised restaurants, mainly in Venezuela and Argentina.

Proceeds from sales of property and equipment decreased by $4.5 million to $3.2 million in 2014, as compared to 2013, primarily as a consequence of lower sales, mainly in Brazil, Mexico and Chile ($1.0 million, $1.3 million and $1.8 million, respectively).

In addition, in 2014 and 2013 we used $0.8 million and $0.3 million, respectively, to convert franchised restaurants into Company-operated restaurants. We paid for purchases in Puerto Rico in 2014 ($0.8 million) and a purchase in Chile in 2013 ($0.3 million).

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

Financing Activities

	For the Years Ended December 31,
	2014	2013	2012
	(in thousands of U.S. dollars)
Issuance of 2023 notes	—	378,409	—
Distribution of dividends to our shareholders	(50,036)	(37,527)	(50,036)
Net payment of derivative instruments	—	(9,975)	(4,322)
Purchase and call of 2019 notes	—	(237,006)	—
Issuance of 2016 notes	—	—	149,658
Issuance of other long-term debt	33,267	8,483	3,073
Net short-term borrowings	26,296	8,743	(157)
Other financing activities	(8,343)	(8,825)	(7,570)
Net cash provided by financing activities	1,184	102,302	90,646

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $1.2 million in 2014, compared to $102.3 million provided in 2013. The $101.1 million decrease in the amount of cash provided by financing activities was primarily attributable to the issuance of the 2023 notes for $378.4 million in 2013 and higher dividend payments for $12.5 million, partially offset by the purchase and call of 2019 notes in 2013 for $237.0 million, higher issuance of short-term debt for $17.6 million, higher issuance of long-term debt for $24.8 million, lower payments of derivative instruments for $10.0 million and lower other financing activities for $0.5 million.

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

The revolving credit facility includes customary covenants including, among others, restrictions on the ability of Arcos Dorados B.V., the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; engage in transactions that violate certain anti-terrorism laws; and (vii) permit the consolidated net indebtedness to EBITDA ratio to be greater than 3.0 to 1 (previously 2.5 to 1) on the last day of any fiscal quarter of the borrower.

As a result of the Company’s decision to change the exchange rates used for remeasurement of its bolivar-denominated assets and liabilities and operating results in Venezuela, we were not in compliance with the indebtedness to EBITDA ratio under the revolving credit facility as of June 30, 2014. However, on July 28, 2014, we reached an agreement with Bank of America, N.A. to change the consolidated net indebtedness to EBITDA ratio from 2.5 to 1 to 3.0 to 1. We are currently in compliance with the revised covenant.

The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

As of December 31, 2014, no amounts were due on the revolving credit facility.

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

2023 Notes

In September 2013, we issued senior notes for an aggregate principal amount of $473.8 million under an indenture dated September 27, 2013, which we refer to as the 2023 notes. The total aggregate principal amount of the 2023 notes consists of $375 million issued for cash and $98.8 million issued in exchange for 2019 notes. The 2023 notes mature on September 27, 2023 and bear interest of 6.625% per year. Interest is paid semiannually on March 27 and September 27. The proceeds from the issuance of the 2023 notes were used to pay the principal and premium on the 2019 notes in connection with the Tender and Exchange Offer, to repay certain of the short-term indebtedness we used to have with Banco Itaú BBA S.A., to unwind a cross-currency interest rate swap with Bank of America, N.A. and for general corporate purposes.

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

We have not had significant research and development activities for the past three years because we rely primarily on McDonald’s research and development. McDonald’s operates research and development facilities in the United States, Europe and Asia, and independent suppliers also conduct research activities that benefit McDonald’s and us. Nevertheless, we have developed certain menu items, such as bone-in-chicken with honey sauce in Colombia, Favoritos de la Copa in Brazil, Angus Habanero and churros in Mexico to better tailor our product offerings to local tastes and to provide our customers with additional food options.

D.	Trend Information

Our business and results of operations have recently experienced the following trends, which we expect will continue in the near term:

•
Social upward mobility in Latin America and the Caribbean: Historically, our sales have benefited, and we expect to continue to benefit, from our Territories’ population size, younger age profile and improving socio-economic conditions when compared to more developed markets. This has led to a modernization of consumption patterns and increased affordability of our products across socio-economic segments, leading to greater demand for our products. While consumer behavior will continue to be cyclical and dependent on macroeconomic activity, we expect to continue to benefit from this trend in the long term.

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

•
Increased competition in some markets: The popularity of the QSR concept in Latin America has attracted new competitors (especially in Brazil). Even though we have been able to maintain market share in these markets, we have seen a reduction in pricing flexibility and have increased the focus of our marketing efforts on value offerings.

•
Macroeconomic deterioration and increasing uncertainty in Latin America and the Caribbean. Our business and results of operations have been impacted by increasingly negative macroeconomic and consumer trends in some of our main markets. The lower rate of economic growth and reduced rates of consumption are expected to continue in the short term.

•
Inflationary environment: Over the last few years, we have been able through our revenue management strategy to partially mitigate cost increase tied to inflation. However, inflation has been, and will continue to be, an important factor affecting our results of operations, specifically impacting our labor costs, food and paper costs, occupancy and other operating expenses and general administrative expenses.

•
Controlled general and administrative costs to support future growth: Our business grew at a very rapid pace during our first years of operation and we experienced increasing general and administrative expenses in order to support and prepare for our future growth. However, during the past two years, general and administrative expenses decreased by 83 basis points as a percentage of total revenues and we expect this trend to continue in the near future.

•
Increased volatility of foreign exchange rates and impact of currency controls: Our results of operations have been impacted by increased volatility in foreign exchange rates in many of the Territories, particularly the significant devaluation of local currencies against the U.S. dollar, as well as currency controls in Venezuela. We expect that foreign exchange rates will continue to be an important factor affecting our foreign currency exchange results and the “Accumulated other comprehensive loss” component of shareholders’ equity and, consequently, our results of operations and financial condition. In addition, the currency controls in Venezuela have also negatively impacted our business and results of operations. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls.” See Note 26 to our consolidated financial statements for details about the announcements made by the Venezuelan government subsequent to December 31, 2014.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table presents information relating to our contractual obligations as of December 31, 2014.

	Payment Due by Period
Contractual Obligations	Total	2015	2016	2017	2018	2019	Thereafter
	(in thousands of U.S. dollars)
Capital lease obligations(1)	$7,761	$1,543	$1,155	$610	$579	$576	$3,298
Operating lease obligations	1,054,493	150,007	135,544	124,757	107,260	90,674	446,251
Contractual purchase obligations(2)	224,848	162,380	29,618	14,456	10,187	8,207	—
2016 notes(1)	306,057	26,034	280,023	—	—	—	—
2023 notes(1)	756,250	31,387	31,387	31,387	31,387	31,387	599,315
Other long-term borrowings(1)	56,168	8,531	5,450	5,705	6,539	6,158	23,785
Derivative instruments	1,441	10,958	2,343	1,955	1,630	1,366	(16,811)
Total	$2,407,018	$390,840	$485,520	$178,870	$157,582	$138,368	$1,055,838

(1)	Includes interest payments.

(2)
Includes automatic annual renewals, which contains only enforceable and legally binding unconditional obligations corresponding to prevailing agreements without considering future undefined renewals when the agreement is cancellable by us. This type of purchase obligation represents $81.4 million of contractual obligations for 2015 only.

The table set forth above excludes projected payments on our restaurant opening and reinvestment plans pursuant to the MFAs in respect of which we do not yet have any contractual commitments.

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors

Our Board of Directors currently consists of nine members , four of whom are independent directors. We have one additional seat on the Board of Directors which is currently vacant, as further described below. In case of a tie vote by the Board of Directors, the Chairman will have the deciding vote. Our memorandum and articles of association authorize us to have eight members, and the number of authorized members may be increased or decreased by a resolution of shareholders or by a resolution of directors. On November 1, 2012 and August 2, 2013, respectively, our Board of Directors passed resolutions increasing the number of authorized members of our Board of Directors to nine and ten, respectively.

Pursuant to our articles of association, our Board of Directors is divided into three classes. There is no distinction in the voting or other powers and authorities of directors of different classes. The members of each class serve staggered, three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of shareholders in the year in which their term expires. At our most recent annual general meeting of shareholders, held on April 27, 2015, our shareholders re-elected Mr. Staton and Mr. Elias Ayub to serve as Class I directors. Mr. Lemonnier did not stand for reelection, since he decided to resign as CFO of the Company.

The classes are currently composed as follows:

•	Mr. Hernández-Artigas, Mrs. Franqui and Mr. Ramírez are Class II directors, whose term will expire at the annual meeting of shareholders to be held in 2016;

•	Mr. Alonso, Mr. Chu, Mr. Vélez and Mr. Fernández are Class III directors, whose term will expire at the annual meeting of shareholders to be held in 2017; and

•	Mr. Staton and Mr. Elias Ayub are Class I directors, whose term will expire at the annual meeting of shareholders to be held in 2018;

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

The following table presents the names of the members of our Board of Directors:

Name	Position	Age
Woods Staton	Chairman and CEO	65
Sergio Alonso	Chief Operating Officer	52
Annette Franqui	Director	53
Carlos Hernández-Artigas	Director	51
Michael Chu	Director	66
José Alberto Vélez	Director	65
Alfredo Elias Ayub	Director	65
Alejandro Ramírez Magaña	Director	42
José Fernández	Director	53

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB) and Juncal 1408, Oficina 404, CP 11000, Montevideo, Uruguay.

Woods Staton. Mr. Staton is our CEO and Chairman of the Board and is a member of the Compensation and Nomination Committee. Mr. Staton holds an MBA from IMD in Switzerland and a Bachelor´s degree in economics from Emory University. He was McDonald’s joint venture partner in Argentina for over 20 years and served as the President of SLAD beginning in 2004. Mr. Staton is Chairman of the Board of Ronald McDonald House Charities Latin America, dedicated to supporting families of children fighting pediatric cancer. Mr. Staton is a member of the International Advisory Board of Itaú Unibanco Holding S.A. Mr. Staton is also a member of the founding family and served as the CEO and Chairman of the board of directors of Panamerican Beverages, Inc., or Panamco, which was Coca-Cola’s largest bottler in Latin America.

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

Annette Franqui. Mrs. Franqui has been a member of our board of directors since 2007 and is a member of the Compensation and Nomination Committee.  She graduated with a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania in 1984 and an MBA from the Stanford Graduate School of Business in 1986. She is also a Chartered Financial Analyst. Mrs. Franqui began her career in 1986 with J.P. Morgan and joined Goldman Sachs in 1989. In 1994, she returned to J.P. Morgan where she became a Managing Director and the Head of the Latin America Research Department. Mrs. Franqui joined Panamco in 2001 as Vice President of Corporate Finance and became the Chief Financial Officer in 2002. She is one of the founding partners of Forrestal Capital and is currently a board member of Wireless WERX International, Axionlog Cold Solutions, Medina Medical and Latam LLC, among other companies.

Carlos Hernández-Artigas. Mr. Hernández-Artigas has been a member of our board of directors since 2007 and is a member of the Compensation and Nomination Committee. He graduated from Universidad Panamericana, Escuela de Derecho in 1987 and University of Texas at Austin, School of Law in 1988. He received an MBA from IPADE in Mexico City in 1996. Mr. Hernández-Artigas worked as a lawyer for several years in Mexico and as a foreign attorney in Dallas, Texas and New York. He served as the General Counsel, Chief Legal Officer and

Secretary of Panamco for ten years. He is one of the founding partners of Forrestal Capital and is currently a board member of several companies, including Wireless WERX International, Axionlog Cold Solutions and Latam LLC.

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

José Alberto Vélez. Mr. Vélez has been an independent member of our board of directors since June 2011 and is a member of our Audit Committee. Mr. Vélez received a Master of Science in Engineering degree from the University of California, Los Angeles, and a degree in Administrative Engineering from Universidad Nacional de Colombia. Mr. Vélez previously served as the CEO of Suramericana de Seguros, the leading insurance company in Colombia, and also as the CEO of Inversura, a holding company that integrates the leading insurance and social security companies in Colombia. He was the Chief Executive Officer of Cementos Argos, S.A. between 2003 and 2012. From 2012 until today, he is the President of Grupo Argos, a holding group with investments in cement, energy, mining, ports and real estate.  He is currently also a member of the Boards of Directors of Grupo Suramericana de Inversiones S.A., Bancolombia, Situm, Celsia, Cementos Argos and Calcetines Crystal. He also is a member of the Board of Trustees of the Universidad EAFIT, Proantioquia, Codesarrollo, Fundación Suramericana, Fundacion Fraternidad Medellín and Chairman of CECODES, the Colombian chapter of the World Business Council for Sustainable Development. In addition, he sits on the Advisory Board of the Council of the Americas based in New York.

Alfredo Elias Ayub. Mr. Elias Ayub has been an independent member of our board of directors since August 2, 2012 and is a member of the Compensation and Nomination Committee. Mr. Elias Ayub holds an MBA from Harvard Business School, where he graduated as a Baker Scholar, and a Civil Engineering degree from Mexico City’s Universidad Anahuac, where he is a member of the Advisory Council of the School of Engineering. From 1999 until April 2011, Mr. Elias Ayub was the Chief Executive Officer of the Comisión Federal de Electricidad, Mexico’s largest state-owned utilities company. From 2012 to 2014, Mr. Elias Ayub served as member of the Dean’s board of advisors for Harvard Business School.

Alejandro Ramírez Magaña. Mr. Ramírez has been an independent member of our board of directors since November 1, 2012 and is a member of our Audit Committee. Mr. Ramírez holds an MBA from Harvard Business School, a Master of Sciences in Development Economics from the University of Oxford and a Bachelor of Arts in Economics from Harvard University. Mr. Ramírez is the General Director of Cinépolis, the largest cineplex chain in Latin America and the fourth largest in the world. He recently co-chaired the 2012 Annual Meeting of the World Economic Forum and was also appointed by former Mexican President Calderón as Chair of the G20’s Business Summit (B20), in Mexico in June 2012. He has worked for the World Bank \the United Nations Development Programme (UNDP) and was Mexico’s Permanent Representative to the Organization for Economic Cooperation and Development. In 2005, he was also appointed as “Young Global Leader” by the Davos World Economic Forum in Switzerland.

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

The following table lists our current executive officers:
Name	Position	Initial Year of Appointment
Woods Staton	Chairman and CEO	2007
Sergio Alonso	Chief Operating Officer	2007
José Carlos Alcantara	Chief Financial Officer	2015
Juan David Bastidas	Chief Legal Counsel	2010
José Valledor Rojo	Divisional President—Brazil	2011
Alejandro Yapur	Divisional President—SLAD	2013
Marcelo Rabach	Divisional President—NOLAD	2013
Luis Raganato	Divisional President—Caribbean	2014
Sebastian Magnasco	Vice President of Development	2007
Raul Mandía	Vice President of Marketing	2007
Diego Benenzon	Vice President of Human Resources	2014
Sonia Ruseler	Vice President of Corporate Communications	2013
Horacio Sbrolla	Vice President of Supply Chain	2007
Marlene Fernandez	Vice President of Government Relations	2011

The following is a brief summary of the business experience of our executive officers who are not also directors. Unless otherwise indicated, the current business addresses for our executive officers is Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB) and Juncal 1408, Oficina 404, CP 11000, Montevideo, Uruguay.

José Carlos Alcantara. Mr. Alcantara, 44, is our Chief Financial Officer. He attended Escola Superior de Propaganda e Marketing in Brazil, where he received a Bachelor’s Degree, and Northwestern University’s Kellogg School of Management, where he earned an MBA. Mr. Alcantara has worked as a consultant and as a senior auditor at Ernst & Young and Price Waterhouse Coopers, respectively. Mr. Alcantara has held senior finance positions within PepsiCo’s Quaker Oats and International (LAR Foods & Beverages) businesses both in Brazil and in the United States. Most recently, Mr. Alcantara served as the Managing Director Spanish Latin America at Experian, where he was previously CFO Latin America.

Juan David Bastidas. Mr. Bastidas, 47, is our Chief Legal Counsel. He attended Universidad Pontificia Bolivariana in Colombia, where he received a Law Degree. He graduated as a Business Law Specialist from the same university. He received his MBA from New York University. He has post-graduate studies in International Business from EAFIT in Colombia and Senior Management from Universidad de Los Andes in Colombia. Mr. Bastidas worked from 1994 to 1995 as an international operations lawyer for Banco Industrial Colombiano (Bancolombia). He served as General Counsel and Secretary of the board of directors of Interconexión Electrica S.A. E.S.P.–ISA from 1995 to 2010 before joining us in July 2010.

José Valledor Rojo. Mr. Valledor Rojo, 48, was promoted to the position of Divisional President in Brazil, effective August 1, 2011. Prior to his appointment as such, he was Regional Director for the Southern Cone. He joined us in 1990 as an assistant in the accounting department, and four years later he became Manager of that department. In 2005, he became Regional Operations Director, responsible for the markets of Uruguay, Paraguay and Argentina. Two years later, he became Argentina’s General Director while continuing to supervise the market operations in Uruguay, Chile and Paraguay. Mr. Valledor Rojo has a degree in Business Administration and a post-graduate degree from the Instituto de Altos Estudios (IAE) in Buenos Aires, Argentina.

Alejandro Yapur. Mr. Yapur, 46, was appointed Divisional President of SLAD in July 2013. He began his career in 1986 as a crew member at the first McDonald’s restaurant in Argentina and had the opportunity to serve as Manager in the Marketing, Operations and Corporate Communications areas of Arcos Dorados in Argentina. In 2005 he was promoted to Managing Director of Uruguay and in 2007 became responsible for the Company’s Chilean operations. In 2011, Mr. Yapur became Regional Managing Director for the Southern Cone Region (Argentina, Chile and Uruguay) until 2013 when he was promoted to his current position. He graduated from the Universidad de Estudios Empresariales in Buenos Aires and subsequently went on to earn a Master’s degree in Communications from Universidad Austral.

Marcelo Rabach. Mr. Rabach, 44, is our Divisional President for NOLAD, and was, prior to his appointment as such, Vice President of Operations Development since 2012 and Divisional President in Brazil since 2008. He graduated with a degree in Business Administration from Universidad Argentina de la Empresa in 2002. He began his career at McDonald’s Argentina in 1990 and has over 17 years of line operations experience, starting as a crew employee and steadily advancing into larger operational roles. From 1999 until his appointment as McDonald’s Chief Operating Officer in Venezuela in 2005, Mr. Rabach was responsible for the operations, real estate, construction, human resources, local store marketing, and training and franchising of a region within Argentina, holding the positions of Operations Manager and Operations Director. He was the Chief Operating Officer in Venezuela from 2005 until 2008.

Luis Raganato. Mr. Raganato, 50, is our Divisional President for the Caribbean. Prior to his appointment as such, he was the General Director of Arcos Dorados in Peru. Mr. Raganato began his career at Arcos Dorados in 1991 as a Trainee in the Nuevocentro Shopping location in the province of Córdoba, Argentina and has held various positions in Operations Management over the years. Mr. Raganato holds a Bachelor’s degree in Business Administration from Instituto Aeronáutico de Argentina and a Master’s degree in Marketing and Business Development from Escuela Superior de Estudios de Marketing de Madrid.

Sebastian Magnasco. Mr. Magnasco, 45, is our Vice President of Development and served, prior to his appointment as such, in the same capacity in SLAD. He graduated with a degree in Engineering from Instituto Tecnológico Buenos Aires, in 1990. He began his career at McDonald’s in 1994 and held the positions of Real Estate & Equipment Director of Argentina and IT, Real Estate and Equipment Director of Argentina until his appointment as Vice President of Development of SLAD in 2005.

Raul Mandía. Mr. Mandía, 53, is our Vice President of Marketing and served, prior to his appointment as such, in the same capacity in SLAD. He graduated with an associate degree in Accounting from Northern Virginia Community College, Virginia in 1988. Mr. Mandía also holds a Bachelor’s degree in accounting from Strayer College in Washington D.C. and a Master’s degree in taxation from Southeastern University in Washington D.C. He has also completed post graduate coursework from The Garvin School of International Management in Arizona and The Wharton School in Pennsylvania. He began his career at McDonald’s in 1991 as Finance Manager in Uruguay. In 2000, he became Director of Operations, Learning and Development in the Latin American group of McDonald’s corporate headquarters, and in 2002 he returned to McDonald’s Uruguay as Managing Director until he was appointed as Vice President of Marketing of SLAD in 2005.

Diego Benenzon. Mr. Benenzon, 48, is our Vice President for Human Resources. He joined the Company in April 2008 as a SLAD HR Talent and Development Director and has over ten years’ experience in leadership positions at Citibank where he was Vice President of Human Resources before joining the Company. Prior to Citibank Mr. Benenzon was a human resources consultant at Roland Berger International. He has also served as a senior consultant to various large companies and NGOs and has teaching experience. Mr. Benenzon graduated with a degree in psychology from Universidad John F. Kennedy and holds a postgraduate degree from the Universidad de Buenos Aires.

Sonia Ruseler. Ms. Ruseler, 52, is our Vice President of Corporate Communications, who joined the Company in 2013. She graduated with a degree in Social and Political Sciences from Cambridge University. Ms. Ruseler began her career in journalism at the BBC in London, worked as a TV correspondent for ITN in London and Tokyo, was a national ITV news presenter in London, followed by eight years as news anchor for CNN International, based in Atlanta and Washington D.C. After journalism, she worked in Washington on crisis and issues management; from 2002 onwards for The McGinn Group, handling sensitive challenges for Fortune 500 clients in the US and Latin America, as well as representing the wine regions of Champagne, Oporto and Jerez as a lobbyist at Chlopak, Leonard and Schechter. In 2010 she earned an MBA from Bordeaux École de Management.

Horacio Sbrolla. Mr. Sbrolla, 52, is our Vice President of Supply Chain and served, prior to his appointment as such, in the same capacity in SLAD. He graduated with a degree in Industrial Engineering from Instituto Tecnológico Buenos Aires, in 1986. He began his career at McDonald’s in 1988 as Equipment Manager of Argentina. In 2001, he became the Regional Leader for the implementation of the “ERP” solution within all Latin American markets and since 2002 was the Managing Director of Chile until his appointment as Vice President of Supply Chain of SLAD in 2005.

Marlene Fernandez. Ms. Fernandez, 53, was appointed our Vice President of Government Relations. Prior to joining us in 2009, she served as Executive Director of the Gallup Organization in Latin America and held various governmental positions, including member of Bolivia’s Chamber of Deputies, Bolivian Ambassador to the United States and Permanent Representative to the Organization of American States in Washington, D.C., the European Union and Italy. Ms. Fernandez graduated with a degree in Communications and Public Relations from Universidad John F. Kennedy in Buenos Aires. She holds a Master of Science with a specialization in broadcast journalism from Boston University and has completed doctorate courses at Harvard University in Law and Diplomacy, Strategic Communications, Conflict Resolution and Negotiations in Conflict Areas.

B.	Compensation

Long-term and Equity Incentive Plans

Long-term Incentive Plan

We implemented a long-term incentive plan in 2008 to reward certain employees for the success of our business. In accordance with this plan, we historically granted phantom equity units, called CADs, annually to certain employees, pursuant to which such employees are entitled to receive, upon vesting, a cash payment equal to the appreciation in the fair value of the award over the base value of the award. In 2011, our Board approved the use of the Company’s market capitalization following our initial public offering as the metric used to determine the Company’s fair market value under this incentive plan in place of the existing formula used to determine the current value of the awards. The CADs vest over a five-year period, subject to continued employment with us, as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. The right is cumulative and, once it has become exercisable, it may be exercised during a quarterly window period in whole or in part until the date of termination, which occurs the two months after the fifth anniversary of the grant date. Any outstanding CADs at the date of termination will be automatically settled by us. In April 2014, we communicated to our employees the three-year extension of the right to exercise outstanding options under the long-term incentive plan without any change in the vesting period. Pursuant to the three-year extension, units for which its exercise right was originally scheduled to expire in May 2014 will expire in May 2017, and units for which its exercise right was originally scheduled to expire in May 2015 will expire in May 2018. There were 84 employees affected by this resolution.

As of December 31, 2014, 873,538 CADs were outstanding, as compared to 1,018,306 CADs as of December 31, 2013. During 2014, 119,464 CADs were exercised, and the total amount paid for these exercises was $0.3 million. A total of 25,304 CADs were forfeited during 2014. At December 31, 2014, we maintain a current payable of $0.8 million related to these exercises that is presented within “accrued payroll and other liabilities” in our balance sheet. See Note 16 to our consolidated financial statements for additional information.

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

On May 10, 2012, we made the annual grants for 2012 to certain of our executive officers and other employees. The grants include 211,169 restricted share units and 584,587 stock options that will vest as follows: 40% on the second anniversary of the grant date and 20% on each of the following three anniversaries. Each stock option granted represents the right to acquire one class A share at a strike price of $14.35 (the closing price on the grant date), while each restricted share unit represents the right to receive one class A share when vested.

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

On May 10, 2014 we made the annual grants for 2014 to certain of our executive officers and other employees. The grants include 317,351 restricted share units and 247,475 stock options that will vest as follows: 40% on the second anniversary of the grant date and 20% on each of the following three anniversaries. Each stock option granted represents the right to acquire one class A share at a strike price of $8.58 (the closing price on the grant date), while each restricted share unit represents the right to receive one class A share when vested.

The maximum number of shares that may be issued under the 2011 Plan is 5,238,235 class A shares, equal to 2.5% of our total outstanding class A and class B shares immediately following our initial public offering on April 14, 2011. We issued 348,617 class A shares during 2014 in connection with the partial vesting of outstanding restricted share units.

See Note 16 to our consolidated financial statements for additional information.

We intend to make the 2015 annual grant under the 2011 Plan during the second quarter of 2015.

Compensation of Directors and Officers

General

The approximate aggregate annual total cash compensation for our 14 officers was $11.2 million in 2014. In 2014, we approved annual compensation for our non-executive directors of $140,000 each, payable 50% in cash and 50% in stock options. The cash payments corresponding to services performed in 2014 were paid in 2014 and the stock options will be granted during the second quarter of 2015, at the same time that we make the 2015 annual grant under the 2011 Plan described above. Terms of the stock options will be determined in accordance with market practice and will be reviewed by our compensation and nomination committee. We have not entered into any service contracts with our directors to provide for benefits upon termination of employment.

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

Compensation and Nomination Committee

Our compensation and nomination committee consists of Mr. Staton, Mr. Hernández-Artigas, Mr. Elias Ayub and Ms. Franqui. Pursuant to its charter, the compensation and nomination committee is responsible for, among other things:

•
approving corporate goals and objectives relevant to compensation, evaluating the performance of executives in light of such goals and objectives and recommending compensation based on such evaluation, recommending any long-term incentive component of compensation and approving the compensation of our executive officers;

•	reviewing and reporting to the board of directors on our management succession plan and on compensation for directors;

•	evaluating our compensation and benefits policies;

•	evaluating the structure of our board of directors;

•	nominating candidates to executive positions and to the board of directors; and

•	reporting to the board periodically.

D.	Employees

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

As of December 31, 2014, we had a total of approximately 95,000 employees throughout the Territories. Of this number, 84% were crew, 15% were restaurant managers and the remainder were professional staff. Approximately 46% of our employees were located in Brazil.

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

The following table illustrates the distribution of our employees by division and employee category as of December 31, 2014. Due to the reorganization of our segments effective January 1, 2013, the segment information below is not directly comparable to the segment information presented in our annual reports on Form 20-F for the years prior to 2013. See “Presentation of Financial and Other Information—Operating Data.”

Division	Crew	Restaurant Managers	Professional Staff	Total
Brazil	36,591	6,967	498	44,056
Caribbean division	11,372	1,909	324	13,605
NOLAD	8,843	1,806	271	10,920
SLAD	22,837	3,180	311	26,328
Corporate and other	0	0	465	465
Total	79,643	13,862	1,869	95,374

Restaurant managers are responsible for the daily management of our restaurants. As such, we have a comprehensive training program for them that is focused on customer management practices, food preparation and other operational procedures. Standards are taught and continuously reinforced through the use of such training programs. We also use performance measurements on a continual basis, both internally and externally in connection with all our restaurants. Our internal on-site visit restaurant operations improvement process evaluates operational standards, which are compared globally to assure continuous improvement. We also contract third parties, which we refer to as third-party shoppers, to visit our restaurants anonymously and report on our performance. Our external third-party shopper measurements and customer satisfaction opportunity reports help maintain our competitiveness. In addition, Hamburger University provides restaurant managers, mid-managers and owner/operators with training on best practices in different aspects of our business. In 2014, approximately 15,000 people attended different courses or events at Hamburger University in areas such as restaurant and customer management, sales and accounting.

The role performed by our crew is of critical importance in our interactions with our customers. Employee relations are thus key to maintaining the level of motivation and enthusiasm on the part of our crew that help differentiate our restaurants from those of our competitors. We have been recognized by many independent organizations for being a “great place to work.” In 2014, the Great Place to Work Institute ranked us fourth among the top 25 best multinational employers in Latin America, and we led the “Súper Empresas” (Super Companies) ranking by the Expansión/CNN magazine.

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

Shareholder	Class A Shares	Percentage of Outstanding Class A Shares	Class B Shares	Percentage of Outstanding Class B Shares	Total Economic Interest	Total Voting Interest(1)
Los Laureles Ltd.(2)(3)	—	—	80,000,000	100.0%	38.0%	75.4%
Woods Staton(3)	4,032,424	3.1%	—	—	1.9%	0.8%
Sergio Alonso	*	*	—	—	*	*
Annette Franqui	*	*	—	—	*	*
Carlos Hernández-Artigas	*	*	—	—	*	*
Juan David Bastidas	*	*	—	—	*	*
José Valledor Rojo	*	*	—	—	*	*
José Fernandez	*	*	—	—	*	*
Marcelo Rabach	*	*	—	—	*	*
Sebastian Magnasco	*	*	—	—	*	*
Raul Mandía	*	*	—	—	*	*
Pablo Rodriguez de la Torre	*	*	—	—	*	*
Diego Benenzon	*	*	—	—	*	*
Horacio Sbrolla	*	*	—	—	*	*
Marlene Fernandez	*	*	—	—	*	*

*	Each of these directors and officers beneficially owns less than 1% of the total number of outstanding class A shares.

(1)	Class A shares are entitled to one vote per share and class B shares are entitled to five votes per share.

(2)	Los Laureles Ltd. is beneficially owned by Mr. Staton, our Chairman and CEO. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.”

(3)
In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Staton beneficially owns class A shares through direct and indirect ownership. On a combined basis, Mr. Staton is the beneficial owner of an aggregate of 39.9% of our total economic interests and 76.2% of our total voting interests.

As of the date of this annual report, our 14 officers had been granted (i) a total of 606,596 restricted share units, 719,768 options at an exercise price of $21.20 per share, 257,238 stock options at an exercise price of $14.35 per share and 114,330 stock options at an exercise price of $14.31 per share pursuant to the 2011 Plan. For more information, see “—B. Compensation—Long-term and Equity Incentive Plans” above. Our non-executive directors had been granted a total of 53,652 stock options at an exercise price of $14.35 per share,100,332 stock options at an exercise price of $14.31 and 247,478 stock options at an exercise price of $8.58 per share per share pursuant to the 2011 Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue a maximum of 420,000,000 class A shares, no par value per share, and 80,000,000 class B shares, no par value per share. Each of our class A shares entitles its holder to one vote. Each of our class B shares entitles its holder to five votes. Los Laureles Ltd., our controlling shareholder, owns 38.0% of our issued and outstanding share capital, and 75.4% of our voting power by virtue of its ownership of 100% of our class B shares. The following table presents the beneficial ownership of our shares as of the date of this annual report:

Shareholder	Class A Shares	% of Outstanding Class A Shares	Class B Shares	% of Outstanding Class B Shares	Total Economic Interest	Total Voting Interest(1)
Los Laureles Ltd(2)(3)	—	—	80,000,000	100.0%	38.0%	75.4%
Woods Staton(3)	4,032,424	3.1%	—	—	1.9%	0.8%
Capital World Investors(4)	15,907,352	12.2%	—	—	7.6%	3.0%
Capital International Investors(5)	12,132,801	9.3%	—	—	5.8%	2.3%
Baillie Gifford & Co(6)	8,750,494	6.7%	—	—	4.2%	1.6%
Coronation Asset Management (Pty) Ltd.(7)	15,624,627	12.0%	—	—	7.4%	2.9%
William H. Gates III(8)	11,641,400	8.9%	—	—	5.5%	2.2%
New World Fund, Inc.(9)	8,241,177	6.3%	—	—	3.9%	1.6%
Macquarie Group Limited(10)	6,881,424	5.3%	—	—	3.3%	1.3%
Black Creek Investment Management Inc.(11)	9,559,834	7.3%	—	—	4.5%	1.8%
Public	37,664,390	28.9%	—	—	17.9%	7.1%
Total	130,435,923	100.0%	80,000,000	100.0%	100.0%	100.0%

(1)	Class A shares are entitled to one vote per share and class B shares are entitled to five votes per share.

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

(3)
In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Staton beneficially owns class A shares through direct and indirect ownership. On a combined basis, Mr. Staton is the beneficial owner of an aggregate of 39.9% of the total economic interests of Arcos Dorados and 76.2% of its total voting interests.

(4)
Capital World Investors, a division of Capital Research and Management Company (CRMC), filed with the SEC a Schedule 13G/A dated February 13, 2015. Based solely on the disclosure set forth in such Schedule 13G/A, Capital World Investors has sole voting power with respect to 15,907,352 class A shares and sole dispositive power with respect to 15,907,352 class A shares, but has disclaimed beneficial ownership of these class A shares. Capital World Investors is deemed to be the beneficial owner of these class A shares as a result of CRMC acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The address of Capital World Investors is 333 South Hope Street, Los Angeles, CA 90071.

(5)
Capital International Investors, Inc. filed with the SEC a Schedule 13G/A dated February 13, 2015. Based solely on the disclosure set forth in such Schedule 13G/A, Capital Group International, Inc. has sole voting power with respect to 17,461,032 class A shares and sole dispositive power with respect to 18,085,232 class A shares, but Capital Group International, Inc. has disclaimed beneficial ownership of these class A shares. Capital Group International, Inc. is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the class A shares reported in such Schedule 13G/A. The address of Capital International Investors is 333 South Hope Street, Los Angeles, CA 90071.

(6)
Baillie Gifford & Co, a Scottish partnership, filed with the SEC a Schedule 13G/A dated January 20, 2015. Based solely on the disclosure set forth in such Schedule 13G/A, Baillie Gifford & Co has sole voting power with respect to 6,867,158 class A shares and sole dispositive power with respect to 8,750,494 class A shares. Securities reported on such Schedule 13G/A as being beneficially owned by Baillie Gifford & Co are held by Baillie Gifford & Co and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. The address of Baillie Gifford & Co is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

(7)
Coronation Asset Management (Pty) Ltd. filed with the SEC a Schedule 13G/A dated February 17, 2015. Based solely on the disclosure set forth in such Schedule 13G/A, Coronation Asset Management (Pty) Ltd. has sole voting power with respect to 15,624,627 class A shares and sole dispositive power with respect to 15,624,627 class A shares. The address of Coronation Asset Management (Pty) Ltd. is 7th Fl. Montclare Centre, CNR Main and Campground Rd., Claremont, Cape Town T3 7708, South Africa.

(8)
William H. Gates III (“Mr. Gates”) indirectly owns Class A shares through Cascade Investment, LLC (“Cascade”) and the Bill & Melinda Gates Foundation Trust (the “Trust”). Cascade, the Trust, Mr. Gates and Melinda French Gates (“Mrs. Gates”) filed with the SEC a Schedule 13G dated February 13, 2015. Based solely on the disclosure set forth in such Schedule 13G, (i) Cascade has sole voting power with respect to 8,580,900  class A shares and sole dispositive power with respect to 8,580,900  class A shares; (ii) the Trust has shared voting power with respect to 3,060,500 class A shares and shared dispositive power with respect to 3,060,500 class A shares; (iii) Mr. Gates has shared voting power with respect to 11,641,400 class A shares and shared dispositive power with respect to 11,641,400 class A shares; and (iv) Mrs. Gates has shared voting power with respect to 3,060,500 class A shares and shared dispositive power with respect to 3,060,500 class A shares. The address of Cascade Investment, LLC is 2365 Carillon Point, Kirkland, Washington 98033. The address of the Trust and Mrs. Gates is 500 Fifth Avenue North, Seattle, Washington 98119. The address of Mr. Gates is One Microsoft Way, Redmond, Washington 98052.

(9)
New World Fund, Inc. filed with the SEC a Schedule 13G dated February 13, 2015. Based solely on the disclosure set forth in such Schedule 13G, Black Creek Investment Management Inc. has sole voting power with respect to 8,241,177 class A shares and sole dispositive power with respect to no class A shares. The address of Black Creek Investment Management Inc. is 212 .King Street West, Toronto, Ontario, M5H 1K5, Canada.

(10)
The Macquarie Group Limited filed with the SEC a Schedule 13G dated February 13, 2015. Based solely on the disclosure set forth in such Schedule 13G, (i) The Macquarie Group Limited  has sole voting power with respect to 0 class A shares and sole dispositive power with respect to 0 class A shares, (ii) The Macquarie Group Limited  has sole voting power with respect to 0 class A shares and sole dispositive power with respect to 0 class A shares, (iii) Delaware Management Holdings, Inc.  has sole voting power with respect to 6,881,424 class A shares and sole dispositive power with respect to 6,881,424 class A shares and  (iv) Delaware Management Business Trust  has sole voting power with respect to 6,881,424 class A shares and sole dispositive power with respect to 6,881,424 class A shares. No. 1 Martin Place Sydney, New South Wales, Australia. The principal business address of Delaware Management Holdings Inc. and Delaware Management Business Trust is 2005 Market Street, Philadelphia, PA 19103.

(11)
Black Creek Investment Management Inc. filed with the SEC a Schedule 13G dated March 11, 2015. Based solely on the disclosure set forth in such Schedule 13G, Black Creek Investment Management Inc. has sole voting power with respect to 9,559,834 class A shares and sole dispositive power with respect to 9,559,834 class A shares. The address of Black Creek Investment Management Inc. is 212 .King Street West, Toronto, Ontario, M5H 1K5, Canada.

Los Laureles Ltd.

Los Laureles Ltd. is our controlling shareholder and is beneficially owned by Mr. Staton, our Chairman and CEO. Los Laureles Ltd. currently owns 38.0% of the economic interests of Arcos Dorados and 75.4% of its voting interests. Los Laureles Ltd. has established a voting trust with respect to the voting interests in us held by Los Laureles Ltd. Los Laureles Ltd. is the beneficiary of the voting trust. The voting trust exercises the vote of the class B shares through a voting committee which consists of only Mr. Staton. The decision of the voting committee must be approved by Los Laureles (PTC) Limited, a British Virgin Islands company that is a wholly-owned subsidiary of Los Laureles Limited. Mr. Staton is the sole director of Los Laureles (PTC) Limited. Without the consent of McDonald’s, Mr. Staton may add any one or more of his descendants, certain other relatives, any board member of Arcos Dorados and the chief executive officer, chief operating officer or chief financial officer of Arcos Dorados to the committee.

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

As of April 27, 2015, there were five class A shareholders of record. We believe the number of beneficial owners is substantially greater than the number of record holders because a large portion of class A shares is held in “street name” by brokers.

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

In 2011, we entered into a master commercial agreement with Axionlog on arm’s-length terms pursuant to which Axionlog provides us with distribution services in Argentina, Chile, Colombia, Mexico, Uruguay and Venezuela. On November 9, 2011, we entered into a revolving loan agreement with Axionlog B.V. (formerly known as Axis Distribution B.V.), a holding company of the Axionlog business, pursuant to which we agreed to lend Axionlog the total sum of $12.0 million at an interest rate of LIBOR plus 6%, in line with interest rates prevailing in the market. This revolving loan facility will mature on November 7, 2016. As of December 31, 2014 and 2013, Axionlog B.V. had borrowed $11.5 million and $9.0 million, respectively, from us in connection with this revolving loan facility. As of March 31, 2015, $11.5 million was outstanding under this loan.

See Note 24 to our consolidated financial statements for details of the outstanding balances and transactions with related parties as of December 31, 2014 and 2013 and for the fiscal years ended December 31, 2014, 2013 and 2012.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial statements

See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with U.S. GAAP.

Legal Proceedings

Puerto Rican Franchisees

In January 2007, several Puerto Rican franchisees filed a lawsuit against McDonald’s Corporation and certain subsidiaries which the Company purchased during the acquisition of the LatAm business (the “Puerto Rican franchisees lawsuit”). The lawsuit originally sought declaratory judgment and damages in the amount of $11 million plus plaintiffs’ attorney’s fees. In January 2008, the plaintiffs filed an amended complaint that increased the amount of damages sought to $66.7 million plus plaintiffs’ attorney’s fees. The complaint, as amended, requests that the court declare that the plaintiffs’ respective franchise agreements and contractual relationships with McDonald’s Corporation, which agreements and relationships were assigned or otherwise transferred to the Company as part of the Acquisition of the LatAm business, are governed by the Dealers’ Act of Puerto Rico, or “Law 75”, a Puerto Rican law that limits the grounds under which a principal may refuse to renew or terminate a distribution contract. The complaint also seeks preliminary and permanent injunctions to restrict the Company from declining to renew the plaintiffs’ agreements except for just cause, and to prohibit the Company from opening restaurants or kiosks within a three-mile radius of a franchisee’s restaurant. In September 2008, the Company filed a counter-suit requesting the termination of the franchise agreements with these franchisees due to several material breaches. On December 23, 2010, the Commissioner assigned by the Court of First Instance to this case issued a resolution holding that Law 75 applies to the parties’ commercial relationship. On July 20, 2011, the Court of First Instance adopted the Commissioner’s determination with respect to the application of Law 75. This determination is an interlocutory determination that defines the legislation applicable to the franchisee rights and obligations. Law 75 will be the applicable law during the trial process. After the trial conclusion, the Company can still reiterate in appeal the position that Law 75 does not apply to the franchised agreements. The franchisees will still need to demonstrate and prove that the franchisor has breached their respective contracts. Therefore, no provision has been recorded regarding this lawsuit because the Company believes that a final negative outcome has a low probability of occurrence.

Both parties have concluded discovery and the pretrial hearing was held on August 30, 2012. The trial commenced on September 10, 2012 and was heard by the court-assigned commissioner. At the end of 2014, plaintiffs finished their presentation of evidence and we have not yet started our presentation of evidence. We anticipate that the Commissioner will issue a recommendation of resolution to the Court of First Instance during the second semester of 2015.

During 2014, another franchisee filed a complaint (the “related Puerto Rican franchisee lawsuit”) against us and McDonald’s USA, LLC (a wholly owned subsidiary of McDonald’s Corporation), asserting a very similar claim to the one filed in the Puerto Rican franchisees lawsuit. The claim seeks declaratory judgment and damages in the amount of $30 million plus plaintiff’s attorney’s fees. Although this case is in its early stages, we believe that a final negative resolution has a low probability of occurrence, since its close resemblance to the Puerto Rican franchisees lawsuit.

Furthermore, on March 26, 2010, we filed a collection claim against Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by our franchisees that meets periodically to coordinate the development of promotional and marketing campaigns, for the reimbursement of the monetary contribution made during August, 2007. On June 15, 2010, PROA, also known as the cooperative, filed a third party complaint and counterclaim (the “PROA claim”) against us and other third party defendants, in the amount of $31 million. At that time, the association was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit, described above. PROA’s complaint requests breach of contract for withdrawing from the association (PROA’s position is that we cannot resign to the cooperative) and collection of past contributions, among others. On June 9, 2014, after several motions for summary judgment duly filed and opposed by the parties, the Court entered a “Partial Summary Judgment and Resolution” in favor of PROA, before initiating the discovery phase, finding that we must participate and contribute funds to the association. However, the Court did not specify any amount for which we should be held liable, due to its preliminary and interlocutory nature, and the lack of discovery conducted regarding the amounts claimed by the plaintiffs. We are opposing this claim vigorously because we believe that there is no legal basis for it considering: (i) the obligation to contribute is not directed towards a cooperative, (ii) the franchise agreement does not contain a provision that makes it mandatory to participate in the cooperative, and (iii) PROA’s by-laws state that participation in the cooperative is voluntary, among other arguments.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisees lawsuit. Pursuant to the MFA, the Company indemnifies McDonald’s for the related Puerto Rican franchisee lawsuit and the PROA claim.

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

The claim to guarantee the payment of the minimum wage independently of working hours is currently on hold but will continue to be subject to legal discussion. No provision has been recorded regarding this claim because we believe that a final negative resolution has a low probability based on the fact that this labor practice complies with prevailing laws and regulations. The Labor Prosecutor has begun audits in order to confirm compliance with the terms of the settlement. Pursuant to the terms of the settlement, on June 21, 2013 we paid an aggregate amount of R$1.5 million in cash to the states of Pernambuco, Rio de Janeiro and Paraná (R$0.5 million each). On February 24, 2014, we and the Labor Prosecutor agreed on the schedule and terms relating to the payment of up to an aggregate amount of R$1.5 million throughout 2014 to fund communications campaigns for the Public Labor Ministry of the State of Pernambuco. The payments will be made at the time of each campaign. As of the date of this annual report we are still in the process of complying with the additional terms of the settlement.  On March 3, 2015 we and the Labor  Prosecutor came to an agreement over the designation of the R$1.5 million we have available to give to government campaigns in 2015.

Sinthoresp - Brasília

On February 23, 2015, a coalition of labor unions filed a lawsuit against us. The coalition alleges that we have defaulted on our obligations to our employees with a variety of inadequate working conditions such as an unhealthy working environment, consolidation of employee tasks, failure to pay the legal minimum wage or wages established through collective bargaining agreements, time-card fraud, failure to regularly collect contributions to the Mandatory Severance Pay Fund (FGTS), failure to grant legally-mandated meal and rest periods, failure to pay corresponding overtime, provision of sandwiches as the shift  meal, failure to pay contracted amounts for recession of contracts, failure to supply the documents necessary to withdraw FGTS payments, and failure to provide the social security and termination of employment documents required under Brazilian law.

The plaintiffs argue that the alleged practices are a form of  “social dumping,” a cause of action under the commercial law characterized by practices seeking to obtain a significant reduction in production costs resulting in unfair competition. The plaintiffs have requested an order requiring: (i) immediate rectification of the alleged practices; (ii) an injunction against opening any new restaurants until compliance with the labor practices is demonstrated; (iii) damages for pain and suffering equal to an amount between 1% and 30% of gross income; (iv) that the Economic Defense Administrative Council – CADE be placed on notice of these conditions; and (v) service of process to the Public Labor Prosecutor to require it to follow up on the lawsuit.

The lawsuit is currently before the 22nd DF Labor Court in Brasilia. On March 6, 2015, the Labor Court denied the coalition’s requests (i) to enjoin the allegedly unfair  labor practices and (ii) that we not be permitted to open any new restaurants in Brazil. The first hearing of the case will be held in June 2015.

Retained Lawsuits and Contingent Liabilities

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of December 31, 2014 we maintained a provision for contingencies amounting to $20.1 million ($22.3 million as of December 31, 2013), which is disclosed net of judicial deposits amounting to $7.9 million ($7.5 million as of December 31, 2013) that we were required to make in connection with the proceedings. As of December 31, 2014, the net amount of $12.2 million was disclosed as follows: $0.8 million as a current liability and $11.4 million as a non-current liability. See Note 17 to our consolidated financial statements for more details.

Pursuant to the Acquisition, McDonald’s Corporation indemnifies us for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisee lawsuit. As of December 31, 2014, the non-current portion of the provision for contingencies included $4.4 million ($3.7 million as of December 31, 2013) related to Brazilian claims that are covered by the indemnification agreement. As a result, we have recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in our consolidated balance sheet.

Several of these proceedings have already been resolved successfully, either by a judicial decision or a cash settlement. The cash settlements were made pursuant to a recent reopening of a 2009 amnesty granted by the Brazilian federal government, in which McDonalds opted to participate. The amnesty was originally granted in 2009 as a way to reduce litigation with federal authorities and increase tax collection during the financial crisis. The amnesty allowed Brazilian taxpayers to settle federal tax debts under favorable conditions, including reduced penalties and interest and the ability to pay principal in up to 180 installments. In 2014, pursuant to an additional amnesty, such outstanding Brazilian federal tax debts were paid in full using mainly, applicable tax loss carryforwards.  The remaining retained proceedings are pending a final decision.

As of December 31, 2014, there are certain matters related to the interpretation of tax and labor law for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $24.0 million and $34.0 million.

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

On March 7, 2014, we announced that our Board of Directors had approved a total dividend cash payment of $50.0 million for 2014 to be paid in four equal installments. The payments were made on April 1, July 1 and October 1, 2014 and January 2, 2015, in each case in the aggregate amount of $12.5 million on outstanding class A and class B shares to shareholders of record as of the close of business on March 26, June 26, September 26 and December 26, 2014, respectively. In addition, during April and May of 2014, we paid dividends on Restricted Share Units under the 2011 Plan amounting to $381,776.

As of the date of this annual report on Form 20-F, no dividends have been declared for fiscal year 2015.

Other than the 2014 dividends, the only other dividends we have declared since the Acquisition are the four $12.5 million dividends in 2013, the four $12.5 million dividends in 2012, four $12.5 million dividends in 2011 and a $40 million dividend with respect to our results of operations for fiscal year 2009. All of these dividends have been paid in full.

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

	Low	High
Year Ended December 31:
2011 (since April 14, 2011)	$19.55	$28.52
2012	$10.73	$22.94
2013	$10.60	$15.46
2014	$5.27	$12.12

Year Ended December 31, 2013:
First Quarter	$12.19	$14.25
Second Quarter	$11.59	$15.46
Third Quarter	$10.60	$13.33
Fourth Quarter	$11.19	$12.48
Year Ended December 31, 2014:
First Quarter	$8.30	$12.12
Second Quarter	$8.50	$11.25
Third Quarter	$5.86	$11.13
Fourth Quarter	$5.27	$6.92

Year Ended December 31, 2015:
First Quarter	$4.17	$5.85

Month Ended:
October 31, 2014	$5.49	$6.31
November 30, 2014	$6.05	$6.92
December 31, 2014	$5.27	$6.41
January 31, 2015	$5.06	$5.7
February 28, 2015	$5.17	$5.85
March 31, 2015	$4.17	$5.46
April 30, 2015 (through April 27)	$5.29	$6.16

B.	Plan of Distribution

Not applicable.

C.	Markets

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

As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue up to 420,000,000 class A shares and 80,000,000 class B shares. As of the date of this annual report, 130,435,923 class A shares and 80,000,000 class B shares were issued, fully paid and outstanding.

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

We held our most recent annual shareholder meeting on April 27, 2015 in Montevideo, Uruguay.

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

The continuing franchise fee is paid, with respect to each calendar month, to McDonald’s in an amount generally equal to 7% of the U.S. dollar equivalent of the gross sales, as defined therein, of each of the McDonald’s restaurants in the Territories for that calendar month, minus, as applicable, a brand building adjustment. During the first 10 years of the MFAs, the brand building adjustment is 2% of the gross sales, for a net continuing franchise fee payment of 5% of the gross sales. During years 11 through 15 of the MFAs, the brand building adjustment will be 1% of the gross sales, for a net continuing franchise fee payment of 6%; and the brand building adjustment will be 0% thereafter, for a net continuing franchise fee payment of 7% of the gross sales. We are responsible for collecting the continuing franchise fee from our franchisees and must pay that amount to McDonald’s. In the event that a franchisee does not pay the full amount of the fee or any of our subsidiaries are unable to transfer funds to us due to currency restrictions or otherwise, we are responsible for any resulting shortfall. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—Our financial condition and results of operations depend, to a certain extent, on the financial condition of our franchisees and their ability to fulfill their obligations under their franchise agreements” and “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Latin America and the Caribbean—We are subject to significant foreign currency exchange controls and depreciation in certain countries in which we operate.”

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

Material Breach

A material breach under the MFAs would occur if we, or our subsidiaries that are a party to the MFAs, materially breached any of the representations or warranties or obligations (not cured within 30 days after receipt of notice thereof from McDonald’s) relating to or otherwise in connection with any aspect of the master franchise business, the franchised restaurants or any other matter in or affecting any one or more Territories. The following events, among others, constitute a material breach under the MFAs: our noncompliance with anti-terrorism or anti-corruption policies and procedures required by applicable law; our bankruptcy, insolvency, voluntary filing or filing by any other person of a petition in commercial insolvency; our conviction or that of our subsidiaries, or of our or our subsidiaries’ agents or employees for a crime or offense that is punishable by incarceration for more than one year or a felony, or a crime or offense or the indictment on charges thereof that, in the determination of McDonald’s, is likely to adversely affect the reputation of such person, any franchised restaurant or McDonald’s; the entry of any judgment against us or our subsidiaries in excess of $1,000,000 that is not duly paid or otherwise discharged within 30 days (unless such judgment is being contested on appeal in good faith); our failure to maintain certain quarterly financial ratios and not cure any non-compliance within 30 days; our failure to achieve (a) at least 80% of the targeted openings during any one calendar year of any restaurant opening plan; or (b) at least 90% of the targeted openings during the three-calendar year term of any restaurant opening plan; and our failure to comply with at least 80% of the funding requirements of any reinvestment plan with respect to any Territory for a period of one year.

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

Restaurant Opening Plan and Reinvestment Plan

Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period during the term of the MFAs. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable three-year period, while the reinvestment plan specifies the amount we must spend reimaging or upgrading restaurants during the applicable three-year period. Prior to the expiration of the then-applicable three-year period we must agree with McDonald’s on a subsequent restaurant opening plan and reinvestment plan.  We may also propose, subject to McDonald’s prior written consent, amendments to any restaurant opening plan or reinvestment plan to adapt to changes in economic or political conditions.

As part of the reinvestment plan with respect to the three-year period that commenced on January 1, 2014, we must reinvest an aggregate of at least $180 million in the Territories. In addition, we have committed to open 250 new restaurants during the current three-year restaurant opening plan. We estimate that the cost to comply with our restaurant opening commitments under the MFAs from 2014 through 2016 will be between $175 million and $350 million, depending on, among other factors, the type and location of restaurants we open. However, we have submitted a proposal to McDonald’s to amend the 2014-2016 opening and reinvestment plans, in order to adjust these plans to the current economic realities of the region. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures and Divestitures.” In the event we are unable to reach an agreement on subsequent plans prior to the expiration of the then-existing plan, the MFAs provide for an automatic increase of 20% in the required amount of reinvestments as compared to the then-existing plan and a number of new restaurants no less than 210 multiplied by a factor that increases each period during the subsequent three-year restaurant opening plan.

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

Call Option Right and Security Interest in Equity Interests of the Company

Under the MFAs, McDonald’s has the right, or Call Option, to acquire our non-public shares or our interests in one or more Territories upon: (i) the expiration of the initial term of the MFAs on August 2, 2027 if the initial term is not extended, (ii) the occurrence of a material breach of the MFAs or (iii) during the period of 12 months following the earlier of (x) the 18th month anniversary of the death or permanent incapacity of Mr. Staton or (y) the receipt by McDonald’s of notice from Mr. Staton’s heirs that they have elected to have the period of 12 months commence as of the date specified in the notice. McDonald’s generally has the right either to exercise the Call Option with respect to all of the Territories, or, in its sole discretion, with respect to the Territory or Territories identified by McDonald’s as being affected by such material breach or to which such material breach may be attributable except upon the occurrence of an initial material breach relating to any Territory or Territories in which there are less than 100 restaurants in operation. In such case, McDonald’s only has the right to acquire the equity interests of any of our subsidiaries in the relevant Territory or Territories. As of December 31, 2014, we had more than 100 restaurants in operation in each of Argentina, Brazil, Mexico, Puerto Rico and Venezuela. No other Territory had more than 85 restaurants in operation.

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

Under the MFAs, we must maintain a fixed charge coverage ratio (as defined therein) at least equal to (a) 1.25 from August 31, 2010 through the fiscal quarter ended September 30, 2011 and (b) 1.50, commencing with the fiscal quarter ended December 31, 2011 and thereafter; and a leverage ratio (as defined therein) not in excess of (a) 5.0, from August 31, 2010 through the fiscal quarter ended June 30, 2011, (b) 4.75 for the fiscal quarter ended

September 30, 2011, and (c) 4.25, commencing with the fiscal quarter ended December 31, 2011 and thereafter. Mainly as a result of the adoption of SICAD and SICAD II as the exchange rates used for remeasurement of our bolivar-denominated assets and liabilities and operating results in Venezuela, we were not in compliance with certain financial ratios in the MFA during 2014. For that reason, on July 31, 2014, McDonald’s agreed to grant us a limited six-month waiver (from and as of June 30, 2014 through and including December 31, 2014), during which time, we were not required to comply with these financial ratios. We are currently negotiating an extension of this waiver. Notwithstanding the foregoing, we do not expect any material adverse effect to our business, results of operations, financial condition or cash flows as a result of this situation. We continue to monitor our compliance with these quarterly ratios.

Letters of Credit

As security for the performance of our obligations under the MFAs, we have obtained (i) an irrevocable standby letter of credit in favor of McDonald’s in an amount of $65.0 million, issued by Credit Suisse acting as issuing bank through its Cayman Islands Branch, and (ii) an irrevocable standby letter of credit in favor of McDonald’s in an amount of $15.0 million, issued by Itaú Unibanco S.A. (“Itaú”), acting as issuing bank through its New York Branch. The Credit Suisse and Itaú letters of credit expire on November 10, 2018 and May 10, 2018, respectively, but we will be required by the MFAs to renew these letters of credit or obtain new standby letters of credit in the same amount.

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

The 2016 Notes, the 2019 Notes and the 2023 Notes

For a description of the 2016 notes, the 2019 notes and the 2023 notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

The Revolving Credit Facility

For a description of the revolving credit facility entered into by Arcos Dorados B.V. with Bank of America, N.A., see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Net Cash Provided by Financing Activities—Revolving Credit Facility.”

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

Under the terms of the swap transaction, we received from GSI any notional gains and dividends and/or pay to GSI any notional losses, as the case may be, from time to time on 2,272,551 class A shares, or the number of notional shares, as described below. The reference price for the swap transaction (which is equal to the Rule 10b-18 volume-weighted average price at which an affiliate of GSI initially acquired a number of class A shares equal to the number of notional shares to hedge GSI’s equity price risk under the swap transaction, or the hedge shares) was $13.7689 per class A share and was subject to adjustment in the event of certain corporate transactions and events. We will also make quarterly payments to GSI at a floating interest rate in an amount based on the equity notional amount of the swap transaction, which was equal to the number of notional shares, multiplied by the reference price (initially approximately $31.3 million). The swap transaction matured in September 2014 and was subsequently renewed, but we may still reduce the number of notional shares underlying the swap transaction, and therefore the equity notional amount of the swap transaction, from time to time prior to maturity of the swap transaction, at our option, subject to certain limitations.

The swap transaction includes certain termination events, including permitting our consolidated net indebtedness to EBITDA ratio to be greater than 3.0 to 1 (previously 2.5 to 1) on the last day of any fiscal quarter .

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

As of December 31, 2014, Goldman Sachs has sold 1,250,000 class A shares under the F-3 shelf registration statement and prospectus supplement thereto. In connection with the sales of these class A shares, we have paid Goldman Sachs an aggregate amount of $1,651,297 as settlement of the share reductions and an aggregate amount of fees amounting to $80,272.

On September 23, 2014, the swap transaction was renewed. In addition, we are required to make a collateral deposit equal to the excess of the mark-to-market above a threshold of $3.0 million, with $500,000 as the incremental basis. As a result of the Company’s decision to change the exchange rates used for remeasurement of its bolivar-denominated assets and liabilities and operating results in Venezuela, we were not in compliance with the net indebtedness to EBITDA ratio under the swap transaction as of June 30, 2014. However, on September 23, 2014, we reached an agreement with GSI to change the consolidated net indebtedness to EBITDA ratio from 2.5 to 1 to 3.0 to 1. We are currently in compliance with the revised covenant.

On April 20, 2015, we further amended the swap transaction by reducing the threshold above which we are required to make a collateral deposit from $3.0 million to $0 and revising the provision related to GSI’s ability to terminate the swap transaction in the event that our stock price falls below certain thresholds.

Since the swap transaction is scheduled to mature no later than September 2015, we expect that Goldman Sachs will sell the remaining 1,022,551 shares this year. See Note 12 to our consolidated financial statements for more details.

D.	Exchange Controls

There are currently no exchange control regulations in the BVI applicable to us or our shareholders. For information about any exchange controls or restrictions in Argentina, Brazil, Mexico and Venezuela, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls.”

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

If an entity that is classified as a partnership for U.S. federal income tax purposes holds class A shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding class A shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the class A shares.

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

(2)	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

(3)	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of class A shares in their particular circumstances.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our 2014 taxable year. However, because the application of the regulations is not entirely clear and because PFIC status depends on the composition of a Company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder owned class A shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the class A shares would be allocated ratably over the U.S. Holder’s holding period for the class A shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each taxable year. Further, to the extent that any distribution received by a U.S. Holder on its class A shares exceeds 125% of the average of the annual distributions on the class A shares received during the preceding three years or such U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the disposition of a share of a PFIC, described immediately above. If we were a PFIC, certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the class A shares that differ from the treatment set forth in this paragraph.

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

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in certain accounts maintained by a U.S. financial institution). Certain U.S. Holders that are entities may be subject to similar rules in the future. U.S. Holders should consult their tax advisers regarding the effect, if any, of these reporting requirements on their ownership and disposition of class A shares.

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

Foreign Currency Exchange Rate Risk

Foreign Currency Exchange Rate Risk in 2014

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

To help mitigate some of these foreign currency exchange rate risks, we have entered into a cross-currency interest rate swap agreement, to hedge all the variability in a portion of the collection of principal and interest from the intercompany loan receivable denominated in Brazilian reais of our holding company, Arcos Dorados B.V. See Note 12 to our consolidated financial statements for more details. As of December 31, 2014 37.2% of the principal amount of our long-term debt is denominated in reais and 61.2% is denominated in U.S. dollars.

A decrease of 10% in the value of the Brazilian real against the U.S. dollar would result in a net foreign exchange loss totaling $21.6 million over (i) the outstanding balance of the 2016 notes (R$709.9  million including accrued interest), (ii) the cross-currency interest rate swap used to partially hedge the intercompany loan receivable of Arcos Dorados B.V. denominated in Brazilian reais (R$111.5  million including accrued interest), (iii) the Brazilian reais-denominated intercompany net receivable held by our subsidiary, Arcos Dorados B.V. (R$699.3 million including accrued interest), and (iv) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $282.9 million as of December 31, 2014.

An increase of 10% in the value of the European euro against the U.S. dollar would result in a foreign exchange loss of $1.5 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Martinique of $13.3 million as of December 31, 2014.

An increase of 10% in the value of the Uruguayan peso against the U.S. dollar would result in a foreign exchange loss of $3.1 million over the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiaries in Uruguay of $28.5 million as of December 31, 2014.

Fluctuations in the value of the other local currencies against the U.S. dollar would not result in material foreign exchange gains or losses as of December 31, 2014 since there are no other significant intercompany balances exposed to foreign exchange risk.

We are also exposed to foreign currency exchange risk related to the currency translation of our Venezuelan operations. A depreciation of the Venezuelan bolívar against the U.S. dollar would result in a foreign currency exchange loss as a result of remeasuring monetary balances denominated in bolívares. See Notes 21 and 26 to our consolidated financial statements for details about exchange controls affecting our operations in Venezuela and new regulations announced subsequent to December 31, 2014.

Summary of Foreign Currency Exchange Rate Risk in 2013

A decrease of 10% in the value of the Brazilian real against the U.S. dollar would have resulted in a net foreign exchange loss totaling $2.6 million over (i) the outstanding balance of the 2016 notes (R$711.5 million including accrued interest), (ii) the cross-currency interest rate swap used to partially hedge the intercompany loan receivable of Arcos Dorados B.V. denominated in Brazilian reais (R$110.1 million including accrued interest), (iii) the Brazilian reais-denominated intercompany net receivable held by our subsidiary, Arcos Dorados B.V. (R$647.8 million including accrued interest), and (iv) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $102.0 million as of December 31, 2013.

An increase of 10% in the value of the Argentine peso against the U.S. dollar would have resulted in a foreign exchange loss of $1.4 million over (i) the Argentine peso denominated intercompany payable held by our holding companies amounting to ARS$229.1 million and (ii) the outstanding balance of the U.S. dollar-denominated intercompany net debt of our Argentine subsidiary amounting to $22.7 million as of December 31, 2013.

An increase of 10% in the value of the European euro against the U.S. dollar would have resulted in a foreign exchange loss of $0.9 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Martinique of $9.3 million as of December 31, 2013.

An increase of 10% in the value of the Uruguayan peso against the U.S. dollar would have resulted in a foreign exchange loss of $2.7 million over the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiaries in Uruguay of $24.1 million as of December 31, 2013.

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

The swap transaction will mature no later than September 2015, but we may reduce the number of notional shares underlying the swap transaction, and therefore the equity notional amount of the swap transaction, from time to time prior to maturity of the swap transaction, at our option, subject to certain limitations. See “Item 10. Additional Information—C. Material Contracts—The 2012 Swap Transaction.” We have significantly reduced our exposure to equity price risk from our CADs as a result of entering into this contract.

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

As of December 31, 2014, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2014 in ensuring that information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

We have adapted our internal control over financial reporting based on the guidelines set by the Internal Control—Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), or COSO.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014, based on the guidelines set forth by the COSO.

Based on this assessment, management believes that, as of December 31, 2014, its internal control over financial reporting was effective based on those criteria.

Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, has audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2014.

C.	Attestation Report of the Registered Public Accounting Firm

Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, has audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2014, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ARCOS DORADOS HOLDINGS INC.:

We have audited Arcos Dorados Holdings Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Arcos Dorados Holdings Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Arcos Dorados Holdings Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Arcos Dorados Holdings Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014, and our report dated March 17, 2015 expressed an unqualified opinion thereon.

Buenos Aires, Argentina
March 17, 2015

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the amounts billed to us by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, for audit and other services performed in fiscal years 2014 and 2013.

	2014	2013
	(in thousands of U.S. dollars)
Audit fees	$2,448	$3,236
Audit-related fees	31	63
Tax fees	470	852
All other fees	63	82

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

Audit-Related Fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal years 2014 and 2013 and not reported under the previous category. These services would include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statue or regulation and consultation concerning financial accounting and reporting standards.

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

Committee member composition

The NYSE Standards require NYSE-listed companies to have a nominating/corporate governance committee and a compensation committee that are composed entirely of independent directors. British Virgin Islands law, the law of our country of incorporation, does not impose similar requirements. We do not have a nominating/corporate governance committee. One of the compensation and nomination committee members is independent.

Independence of the compensation and nomination committee and its advisers

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

Foreign private issuers such as us will be exempt from these new requirements if home country practice is followed. British Virgin Islands law does not impose similar requirements, so we will not be required to implement the new NYSE listing standards relating to compensation committees. One of the members of our compensation and nomination committee is independent, though the charter of our compensation and nomination committee does not require the compensation and nomination committee to consider the independence of any advisers that assist them in fulfilling their duties.

Miscellaneous

In addition to the above differences, we are not required to: make our audit and compensation and nomination committees prepare a written charter that addresses either purposes and responsibilities or performance evaluations in a manner that would satisfy the NYSE’s requirements; acquire shareholder approval of equity compensation plans in certain cases; or adopt and make publicly available corporate governance guidelines.

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

2.2
Indenture dated September 27, 2013 among Arcos Dorados Holdings Inc., as issuer, the Subsidiary Guarantors named therein, Citibank N.A., as trustee, registrar, paying agent and transfer agent, and Banque Internationale à Luxembourg Société Anonyme, as Luxembourg paying agent, incorporated herein by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013.

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

4.4*	Letter of Agreement dated as of July 31, 2014 among McDonald’s Latin America and LatAm, LLC.
4.5
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

4.8
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

4.14	Equity Incentive Plan, incorporated herein by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.15
Amendment No. 2 to the Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in All of the Territories, except Brazil, incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1 (File No. 333-177210) filed with the SEC on October 7, 2011.

4.16
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

4.19
Amendment No. 3 to Share Swap Transaction Confirmation dated April 4, 2013 among Goldman Sachs International, Arcos Dorados B.V. and Arcos Dorados Holdings Inc., incorporated herein by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

4.20
Amendment No. 4 to Share Swap Transaction Confirmation dated August 15, 2013 among Goldman Sachs International, Arcos Dorados B.V. and Arcos Dorados Holdings Inc., incorporated herein by reference to Exhibit 10.4 to the Company’s Form 6-K (File No. 001-35129) filed with the SEC on August 19, 2013.

4.21*
Amendment No. 5 to Share Swap Transaction Confirmation dated September 12, 2014 among Goldman Sachs International, Arcos Dorados B.V. and Arcos Dorados Holdings Inc., filed with this Annual Report on Form 20-F for the year ended December 31, 2014.

4.22*
Amendment No. 6 to Share Swap Transaction Confirmation dated September 23, 2014 among Goldman Sachs International, Arcos Dorados B.V. and Arcos Dorados Holdings Inc., filed with this Annual Report on Form 20-F for the year ended December 31, 2014.

Exhibit No.	Description

4.23*
Amendment No. 7 to Share Swap Transaction Confirmation dated April 20, 2015 among Goldman Sachs International, Arcos Dorados B.V. and Arcos Dorados Holdings Inc., filed with this Annual Report on Form 20-F for the year ended December 31, 2014.

4.24
ISDA Master Agreement dated as of April 20, 2012 between Bank of America, N.A. and Arcos Dorados Holdings Inc., incorporated herein by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

4.25
ISDA Schedule to the 2012 Master Agreement dated as of April 20, 2012 between Bank of America, N.A. and Arcos Dorados Holdings Inc., incorporated herein by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

4.26
Guarantee dated as of April 20, 2012 of Arcos Dourados Comercio de Alimentos Ltda. in favor of Bank of America, N.A. in connection with the ISDA Master Agreement and Schedule thereto, each dated as of April 20, 2012, and any confirmations thereunder, incorporated herein by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

4.27
Confirmation dated June 8, 2012 between Arcos Dorados Holdings Inc. and Bank of America, N.A., incorporated herein by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

4.28
Credit Agreement dated as of August 3, 2011 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

4.29
First Amendment to Credit Agreement dated as of August 3, 2012 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

4.30
Second Amendment to Credit Agreement dated as of August 2, 2013 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013.

4.31*
Third Amendment to Credit Agreement dated as of July 28, 2014 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, filed with this Annual Report on Form 20-F for the year ended December 31, 2014.

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

Arcos Dorados Holdings Inc.

By:	/s/ José Carlos Alcantara
Name: José Carlos Alcantara
Title: Chief Financial Officer

Date: April 29, 2015

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ARCOS DORADOS HOLDINGS INC.:

We have audited the accompanying consolidated balance sheets of Arcos Dorados Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arcos Dorados Holdings Inc. and subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 17, 2015 expressed an unqualified opinion thereon.

Buenos Aires, Argentina
March 17, 2015

/s/ Pistrelli, Henry Martin y Asociados S.R.L.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

Arcos Dorados Holdings Inc.
Consolidated Statements of Income
For the fiscal years ended December 31, 2014, 2013 and 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2014	2013	2012
Sales by Company-operated restaurants	$3,504,302	$3,859,883	$3,634,371
Revenues from franchised restaurants	146,763	173,427	163,023
Total revenues	3,651,065	4,033,310	3,797,394

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,243,907)	(1,350,515)	(1,269,146)
Payroll and employee benefits	(734,093)	(814,112)	(753,120)
Occupancy and other operating expenses	(997,065)	(1,055,188)	(984,004)
Royalty fees	(173,663)	(188,885)	(180,547)
Franchised restaurants – occupancy expenses	(63,939)	(63,273)	(56,057)
General and administrative expenses	(272,065)	(317,745)	(314,619)
Other operating expenses, net	(95,476)	(15,070)	(3,261)
Total operating costs and expenses	(3,580,208)	(3,804,788)	(3,560,754)
Operating income	70,857	228,522	236,640
Net interest expense	(72,750)	(88,156)	(54,247)
Loss from derivative instruments	(685)	(4,141)	(891)
Foreign currency exchange results	(74,117)	(38,783)	(18,420)
Other non-operating income (expenses), net	146	(848)	(2,119)
(Loss) income before income taxes	(76,549)	96,594	160,963
Income tax expense	(32,479)	(42,722)	(46,375)
Net (loss) income	(109,028)	53,872	114,588
Less: Net income attributable to non-controlling interests	(305)	(18)	(256)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(109,333)	$53,854	$114,332

(Loss) earnings per share information:
Basic net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.52)	$0.26	$0.55
Diluted net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	(0.52)	0.26	0.55

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Comprehensive Income
For the fiscal years ended December 31, 2014, 2013 and 2012
Amounts in thousands of US dollars

	2014	2013	2012
Net (loss) income	$(109,028)	$53,872	$114,588

Other comprehensive income (loss), net of tax:

Foreign currency translation	(85,858)	(60,821)	(8,104)
Defined benefit pension plan:
Net loss recognized in AOCI	(544)	—	(1,213)
Reclassification of net loss to net income	199	382	—
Defined benefit pension plan (net of $178, $197 and $624 of income taxes for the fiscal years ended December 31, 2014, 2013 and 2012, respectively)	(345)	382	(1,213)
Cash flow hedges:
Net gains (loss) recognized in AOCI	5,158	537	(4,195)
Reclassification of net (gain) loss to net income	(2,792)	(164)	3,101
Cash flow hedges (net of $nil of income taxes)	2,366	373	(1,094)
Total other comprehensive loss	(83,837)	(60,066)	(10,411)
Comprehensive (loss) income	(192,865)	(6,194)	104,177
(Less) Plus: Comprehensive loss (income) attributable to non-controlling interests	(200)	134	(277)
Comprehensive (loss) income attributable to Arcos Dorados Holdings Inc.	$(193,065)	$(6,060)	$103,900

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Balance Sheets
For the fiscal years ended December 31, 2014 and 2013
Amounts in thousands of US dollars

ASSETS	2014	2013
Current assets
Cash and cash equivalents	$139,030	$175,648
Accounts and notes receivable, net	83,003	110,696
Other receivables	65,147	136,577
Inventories	53,403	105,421
Prepaid expenses and other current assets	84,593	109,144
Deferred income taxes	17,188	27,974
McDonald’s Corporation’s indemnification for contingencies	—	991
Collateral deposits	4,832	—
Total current assets	447,196	666,451
Non-current assets
Miscellaneous	78,883	91,924
Collateral deposits	5,325	5,325
Property and equipment, net	1,116,281	1,244,311
Net intangible assets and goodwill	57,864	70,375
Deferred income taxes	75,319	97,687
Derivative instruments	9,517	490
McDonald’s Corporation’s indemnification for contingencies	4,395	3,696
Total non-current assets	1,347,584	1,513,808
Total assets	$1,794,780	$2,180,259
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$220,337	$311,060
Royalties payable to McDonald’s Corporation	16,953	30,663
Income taxes payable	29,473	29,906
Other taxes payable	91,290	107,586
Accrued payroll and other liabilities	112,072	141,970
Provision for contingencies	777	1,748
Interest payable	20,627	21,899
Short-term debt	32,528	7,549
Current portion of long-term debt	6,156	4,727
Derivative instruments	10,958	2,048
Deferred income taxes	895	—
Total current liabilities	542,066	659,156
Non-current liabilities
Accrued payroll and other liabilities	18,440	35,446
Provision for contingencies	11,427	13,074
Long-term debt, excluding current portion	761,080	771,171
Deferred income taxes	4,180	6,113
Total non-current liabilities	795,127	825,804
Total liabilities	1,337,193	1,484,960
Equity
Class A shares - no par value common stock; 420,000,000 shares authorized; 130,216,043 shares issued and outstanding at December 31, 2014; 129,867,426 shares issued and outstanding at December 31, 2013	365,701	358,820
Class B shares - no par value common stock; 80,000,000 shares authorized, issued and outstanding at December 31, 2014 and 2013	132,915	132,915
Additional paid-in capital	15,974	17,250
Retained earnings	244,791	404,287
Accumulated other comprehensive losses	(302,467)	(218,735)
Total Arcos Dorados Holdings Inc. shareholders’ equity	456,914	694,537
Non-controlling interests in subsidiaries	673	762
Total equity	457,587	695,299
Total liabilities and equity	$1,794,780	$2,180,259

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2014, 2013 and 2012
Amounts in thousands of US dollars

	2014	2013	2012
Operating activities
Net (loss) income attributable to Arcos Dorados Holdings Inc	$(109,333)	$53,854	$114,332
Adjustments to reconcile net (loss) income attributable to Arcos Dorados Holdings Inc. to cash provided by operations:
Non-cash charges and credits:
Depreciation and amortization	116,811	114,860	92,328
Loss from derivative instruments	685	4,141	891
Amortization and accrual of letter of credit fees and deferred financing costs	4,195	4,363	4,342
Net income attributable to non-controlling interests	305	18	256
Deferred income taxes	7,419	9,113	14,228
Foreign currency exchange results	55,894	23,350	13,788
Accrued net share-based compensation expense	9,252	7,027	1,265
Loss from purchase, exchange and call of 2019 Notes	—	23,467	—
Impairment of long-lived assets and goodwill	52,915	2,958	2,665
Write-offs of property and equipment	7,111	6,489	4,259
Others, net	5,449	(8,806)	(2,064)
Changes in assets and liabilities:
Accounts payable	(16,128)	96,957	22,575
Accounts and notes receivable and other receivables	(9,779)	(43,835)	(48,168)
Inventories, prepaid and other assets	53,082	(102,362)	14,628
Income taxes payable	15,884	10,773	(23,042)
Other taxes payable	(27)	13,727	8,414
Interest payable	(1,054)	1,492	6,134
Accrued payroll and other liabilities and provision for contingencies	(198)	(9,883)	(9,956)
Others	608	9,311	13,238
Net cash provided by operating activities	193,091	217,014	230,113
Investing activities
Property and equipment expenditures	(169,813)	(313,462)	(294,478)
Purchases of restaurant businesses paid at acquisition date	(825)	(324)	(6,004)
Proceeds from sale of property and equipment	3,237	7,751	6,643
Proceeds from sales of restaurant businesses	1,938	6,452	—
Loans to related parties	(2,500)	(2,000)	(7,000)
Other investing activity	(1,001)	(9,072)	(5,582)
Net cash used in investing activities	(168,964)	(310,655)	(306,421)
Financing activities
Issuance of 2023 Notes	—	378,409	—
Dividend payments to Arcos Dorados Holdings Inc.’ shareholders	(50,036)	(37,527)	(50,036)
Net payment of derivative instruments	—	(9,975)	(4,322)
Purchase and call of 2019 Notes	—	(237,006)	—
Issuance of 2016 Notes	—	—	149,658
Issuance of other long-term debt	33,267	8,483	3,073
Net short-term borrowings	26,296	8,743	(157)
Other financing activities	(8,343)	(8,825)	(7,570)
Net cash provided by financing activities	1,184	102,302	90,646
Effect of exchange rate changes on cash and cash equivalents	(61,929)	(17,864)	(5,788)
(Decrease) increase in cash and cash equivalents	(36,618)	(9,203)	8,550
Cash and cash equivalents at the beginning of the year	175,648	184,851	176,301
Cash and cash equivalents at the end of the year	$139,030	$175,648	$184,851

Supplemental cash flow information:
Cash paid during the year for:
Interest	$71,369	$61,771	$55,347
Income tax	13,139	25,422	30,700
Non-cash investing and financing activities:
Issuance of 2023 Notes as consideration for the exchange of 2019 Notes	$—	$98,767	$—
Dividend declared pending of payment	12,509	12,509	—
Seller financing pending of payment and settlement of franchise receivables related to purchases of restaurant businesses	1,864	3,711	—

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Changes in Equity
For the fiscal years ended December 31, 2014, 2013 and 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive losses	Total	Non-controlling interests	Total
	Number	Amount	Number	Amount
Balances at December 31, 2011	129,529,412	351,654	80,000,000	132,915	5,734	336,707	(148,389)	678,621	1,008	679,629
Net income for the year	—	—	—	—	—	114,332	—	114,332	256	114,588
Other comprehensive losses	—	—	—	—	—	—	(10,432)	(10,432)	21	(10,411)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	—	—	—	—	—	(50,036)	—	(50,036)	—	(50,036)
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	12,900	—	—	12,900	—	12,900
Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(242)	—	(242)	—	(242)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(118)	(118)
Balances at December 31, 2012	129,529,412	351,654	80,000,000	132,915	18,634	400,761	(158,821)	745,143	1,167	746,310
Net income for the year	—	—	—	—	—	53,854	—	53,854	18	53,872
Other comprehensive losses	—	—	—	—	—	—	(59,914)	(59,914)	(152)	(60,066)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	—	—	—	—	—	(50,036)	—	(50,036)	—	(50,036)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	338,014	7,166	—	—	(7,166)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	5,782	—	—	5,782	—	5,782
Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(292)	—	(292)	—	(292)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(271)	(271)
Balances at December 31, 2013	129,867,426	358,820	80,000,000	132,915	17,250	404,287	(218,735)	694,537	762	695,299
Net loss for the year	—	—	—	—	—	(109,333)	—	(109,333)	305	(109,028)
Other comprehensive losses	—	—	—	—	—	—	(83,732)	(83,732)	(105)	(83,837)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	—	—	—	—	—	(50,036)	—	(50,036)	—	(50,036)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	348,617	6,881	—	—	(6,881)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	6,163	—	—	6,163	—	6,163
Acquisition of non-controlling interests	—	—	—	—	(558)	—	—	(558)	(192)	(750)
Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(127)	—	(127)	—	(127)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(97)	(97)
Balances at December 31, 2014	130,216,043	365,701	80,000,000	132,915	15,974	244,791	(302,467)	456,914	673	457,587

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
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

Foreign currency translation

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheets date exchange rates, and revenues and expenses are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive losses” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities denominated in currencies other than its functional currencies in its income statement.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
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

Other receivables

Other receivables primarily consist of value-added tax and other tax receivables (amounting to $32,115 and $60,165 as of December 31, 2014 and 2013, respectively), receivables with an independent logistic operator (amounting to $11,795 and $38,213 as of December 31, 2014 and 2013, respectively) and receivables from related parties (amounting to $1,796 and $16,773 at December 31, 2014 and 2013, respectively). Other receivables are reported at the amount expected to be collected.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.           Summary of significant accounting policies (continued)

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Property costs include costs of land and building for both company-operated and franchise restaurants while equipment costs primarily relate to company-operated restaurants. Cost of property and equipment acquired from McDonald’s Corporation (as part of the acquisition of LatAm business) was determined based on its estimated fair market value at the acquisition date, then partially reduced by the allocation of the negative goodwill that resulted from the purchase price allocation. Cost of property and equipment acquired or constructed after the acquisition of LatAm business in connection with the Company’s restaurant reimaging and extension program is comprised of acquisition and construction costs and capitalized internal costs. Capitalized internal costs include payroll expenses related to employees fully dedicated to restaurant construction projects and related travel expenses. Capitalized payroll costs are allocated to each new restaurant location based on the actual time spent on each project. The Company commences capitalizing costs related to construction projects when it becomes probable that the project will be developed – when the site has been identified and the related profitability assessment has been approved. Maintenance and repairs are expensed as incurred. Accumulated depreciation is calculated using the straight-line method over the following estimated useful lives: buildings – up to 40 years; leasehold improvements – the lesser of useful lives of assets or lease terms which generally include option periods; and equipment  3 to 12 years.

Intangible assets, net

Intangible assets include computer software costs, initial franchise fees, reacquired rights under franchise agreements and letter of credit fees.

The Company follows the provisions of ASC 350-40-30 within ASC 350 Intangibles, Subtopic 40 Internal Use Software which requires the capitalization of costs incurred in connection with developing or obtaining software for internal use. These costs are amortized over a period of three years on a straight line basis.

The Company is required to pay to McDonald’s Corporation an initial franchisee fee upon opening of a new restaurant. The initial franchise fee related to Company-operated restaurants is capitalized as an intangible asset and amortized on a straight-line basis over the term of the franchise.

A reacquired franchise right is recognized as an intangible asset as part of the business combination in the acquisition of franchised restaurants apart from goodwill with an assigned amortizable life limited to the remaining contractual term (i.e., not including any renewal periods). The value assigned to the reacquired franchise right excludes any amounts recognized as a settlement gain or loss and is limited to the value associated with the remaining contractual term and operating conditions for the acquired restaurants. The reacquired franchise right is measured using a valuation technique that considers restaurant's cash flows after payment of an at-market royalty rate to the Company. The cash flows are projected for the remaining contractual term, regardless of whether market participants would consider potential contractual renewals in determining its fair value.

Letter of credit fees are amortized on a straight-line basis over the term of the Letter of Credit.

Impairment and disposal of long-lived assets

In accordance with the guidance within ASC 360-10-35, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. For purposes of reviewing assets for potential impairment assets are grouped at a country level for each of the operating markets. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, each restaurant’s cash flows are not largely independent of the cash flows of others in a market. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value considering its highest and best use, as determined by an estimate of discounted future cash flows or its market value.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.           Summary of significant accounting policies (continued)

Impairment and disposal of long-lived assets (continued)

During June 2014, the Company performed an impairment testing of its long-lived assets in Venezuela considering the operating losses incurred in this market as a consequence of the Company’s currency exchange rate change (indicator of potential impairment), as mentioned in Note 21. As a result of this analysis, the Company recorded an impairment charge of $45,186, primarily associated to a real estate acquired during the fourth quarter of 2013, using  a fair market value approach. The impairment charge also included certain restaurants with undiscounted future cash flows insufficient to recover their carrying value. Afterwards, in the fourth quarter, the Company assessed all markets for impairment indicators. As a result of these assessments, the Company performed the impairment testing of its long-lived assets in the following markets:

	2014	2013	2012
Puerto Rico	Yes	Yes	Yes
Mexico	Yes	Yes	Yes
Peru	Yes	Yes	Yes
Aruba	Yes	Yes	Yes
Curacao	Yes	Yes	Yes
USVI	Yes	Yes	Yes
Venezuela	Yes	No	No
Colombia	Yes	Yes	No

As a result of the impairment testing the Company recorded the following impairment charges for the markets indicated below:

Fiscal year	Markets	Total
2014	Mexico, Puerto Rico, Peru, Colombia and Venezuela	$50,886
2013	Mexico, Puerto Rico and Peru	2,958
2012	Mexico, Puerto Rico and Peru	1,982

Goodwill

Goodwill represents the excess of cost over the estimated fair market value of net tangible assets and identifiable intangible assets acquired. In accordance with the guidance within ASC 350 Intangibles-Goodwill and Other, goodwill is stated at cost and reviewed for impairment on an annual basis. The annual impairment test is mostly performed during the fourth quarter of the fiscal year and compares the fair value of each reporting unit, generally based on discounted future cash flows, with its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is measured as the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill. As a result of the analyses performed during fiscal years 2014 and 2012, the Company recorded impairment charges of the full amounts of goodwill that had been generated in the acquisition of restaurants in Puerto Rico. The impairment charges amounting to $2,029 in 2014 and $683 in 2012 are included within “Other operating expenses, net” in the consolidated statements of income. No impairments of goodwill were recognized during fiscal year 2013.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $146,363, $160,184 and $147,194 in 2014, 2013 and 2012, respectively. Advertising expenses related to franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to franchised operations were $44,828, $49,820 and $46,614 in 2014, 2013 and 2012, respectively.

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

Accounts payable outsourcing

The Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. This service allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. Independent of the Company, the financial institutions also allow suppliers to sell their receivables to the financial institutions in an arrangement separately negotiated by the supplier and the financial institution. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. All of the Company’s obligations, including amounts due, remain to the Company’s suppliers as stated in the supplier agreements. As of December 31, 2014 and 2013, $1,850 and $1,859, respectively, of the Company’s total accounts payable are available for this purpose and have been sold by suppliers to participating financial institutions.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
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

Recent accounting pronouncements

In May 2014, the FASB issued guidance codified in Accounting Standards Codification (ASC) 606, “Revenue Recognition - Revenue from Contracts with Customers,” which amends the guidance in former ASC 605, “Revenue Recognition,” and becomes effective beginning January 1, 2017.  The standard’s core principle is that a company must recognize revenue when it transfers promised goods or services to customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company is currently evaluating the impact of the provisions of ASC 606.

In August 2014, the FASB issued new guidance related to the disclosures around going concern. The new standard provides guidance around management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The adoption of this standard will not have a material impact on the Company’s financial statements.

No other new accounting pronouncement issued or effective during the periods had or is expected to have a material impact on the Company’s consolidated financial statements.

4.           Acquisition of businesses

LatAm Business

On August 3, 2007, the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean for a final purchase price of $698,080.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.           Acquisition of businesses (continued)

LatAm Business (continued)

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

Other acquisitions

During fiscal years 2014, 2013 and 2012, the Company acquired franchised restaurants in certain territories. Presented below is supplemental information about these acquisitions:

Purchases of restaurant businesses:	2014	2013	2012
Property and equipment	$583	$2,186	$1,793
Identifiable intangible assets	518	6,628	6,061
Goodwill	2,029	—	1,196
Assumed debt	—	(317)	—
Gain on bargain purchase of franchised restaurants	(71)	(3,827)	(1,161)
Purchase price	3,059	4,670	7,889
Restaurants sold in exchange	—	(635)	—
Settlement of franchise receivables	(1,436)	—	(1,885)
Seller financing	(798)	(3,711)	—
Purchase price paid at acquisition date	$825	$324	$6,004

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.           Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year end:

	2014	2013
Receivables from franchisees	$38,330	$52,475
Debit and credit card receivables	38,826	39,098
Meal voucher receivables	12,962	14,375
Notes receivable	2,258	9,846
Allowance for doubtful accounts	(9,373)	(5,098)
	$83,003	$110,696

6.           Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year end:

	2014	2013
Prepaid taxes	$43,228	$45,782
Prepaid expenses	29,279	48,576
Promotion items	12,086	14,786
	$84,593	$109,144

7.           Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2014	2013
Land	$171,776	$190,424
Buildings and leasehold improvements	704,636	727,567
Equipment	620,166	686,744
Total cost	1,496,578	1,604,735
Total accumulated depreciation	(380,297)	(360,424)
	$1,116,281	$1,244,311

Total depreciation expense for fiscal years 2014, 2013 and 2012 amounted to $101,703, $96,563 and $77,503, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.           Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

	2014	2013
Net intangible assets (i)
Computer software cost	$64,103	$69,319
Initial franchise fees	18,136	25,629
Reacquired franchised rights	9,878	11,625
Letter of credit fees	940	940
Others	1,000	—
Total cost	94,057	107,513
Total accumulated amortization	(51,088)	(54,042)
Subtotal	42,969	53,471

Goodwill (ii)
Mexico	6,840	7,748
Brazil	6,247	7,021
Ecuador	273	273
Peru	189	201
Chile	1,227	1,416
Colombia	119	245
Subtotal	14,895	16,904
	$57,864	$70,375

(i)
Total amortization expense for fiscal years 2014, 2013 and 2012 amounted to $15,108, $18,297 and $14,825, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows: $15,108 for 2015, $11,332 for 2016; $2,223 for 2017; $2,223 for 2018; $2,223 for 2019; and thereafter $9,860.

(ii)	Related to the acquisition of franchised restaurants (Mexico, Brazil, Peru, Chile and Colombia) and non-controlling interests in subsidiaries (Ecuador and Chile).

9.           Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following at year end:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.           Accrued payroll and other liabilities (continued)
	2014	2013
Current:
Accrued payroll	$82,396	$101,183
Long-term incentive plan	806	3,620
Dividends payable	12,509	12,509
Accrued expenses	8,720	13,422
Amnesty program	—	2,220
Other liabilities	7,641	9,016
	$112,072	$141,970
Non-current:
Long-term incentive plan	$—	$1,302
Amnesty program	—	15,598
Other liabilities	18,440	18,546
	$18,440	$35,446

10.           Short-term debt

Short-term debt consists of the following at year-end:

	2014	2013
Bank overdrafts (i)	$528	$7,156
Other short-term loans (ii)	32,000	393
	$32,528	$7,549

(i)
As of December 31, 2013, mainly comprised of an overdraft granted by Banco Francés in Argentina totaling 43.5 million of Argentine Pesos (equivalent to $6,676 at year-end exchange rate). This overdraft matured in April 2014 and accrued interest at an annual rate of 21.75%. During January 2014 this overdraft was settled before its maturity.

(ii)
As of December 31, 2014, mainly comprised of a loan granted by Citibank in Colombia totaling $32 million. This loan matures in January 2015 and accrues interest at a weighted-average annual rate of 2.34%.

Revolving Credit Facility

On August 2, 2013, ADBV renewed its committed revolving credit facility with Bank of America, N.A., as lender, for up to $75 million maturing on August 3, 2015. The obligations of ADBV under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. This revolving credit facility will permit the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Each loan made to ADBV under the revolving credit facility will bear interest at an annual rate equal to LIBOR plus 2.50%. Interest on each loan will be payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

The revolving credit facility includes customary covenants including, among others, restrictions on the ability of ADBV, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws; and (vii) permit the consolidated net indebtedness to EBITDA ratio to be greater than 3.0 to 1 on the last day of any fiscal quarter of the borrower. The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.           Short-term debt (continued)

Revolving Credit Facility (continued)

No amounts are due at the date of issuance of these consolidated financial statements in connection with this revolving credit facility.

11.           Long-term debt

Long-term debt consists of the following at year-end:

	2014	2013
2023 Notes	$468,976	$468,470
2016 Notes	254,963	287,547
Capital lease obligations	5,652	7,563
Other long-term borrowings	37,645	12,318
Total	767,236	775,898
Current portion of long-term debt	6,156	4,727
Long-term debt, excluding current portion	$761,080	$771,171

2023 and 2016 Notes

On September 27, 2013, the Company issued senior notes which are due in 2023 (the “2023 Notes”). Periodic payments of principal are not required and interest is paid semi-annually commencing on March 27, 2014. The gross proceeds from the cash issuance of 2023 Notes amounting to $378,409 were partially used to finance the purchase of 2019 Notes discussed below and to repay certain of the Company’s short-term debt.

The Company recorded the portion of 2023 Notes issued in exchange for cash at the original price of 100.909%. The portion of 2023 Notes issued as consideration for the partial exchange of 2019 Notes was recorded at the carrying value of the 2019 Notes since there were no substantive modifications to the terms of the debts according to ASC 470-50-40. The net discount amounting to $5,420 (comprised of a discount of $8,829 related to the non-cash issuance, partially offset by $3,409 of a premium related to the cash issuance) is being accreted over the term of the 2023 Notes and recognized as a higher interest expense. The Company incurred $3,313 of financing costs related to the cash issuance of 2023 Notes, which were capitalized as deferred financing costs (“DFC”) and are being amortized over the life of the notes.

On July 13, 2011, the Company issued Brazilean reais notes due in 2016 (the “2016 Notes”). Periodic payments of principal are not required and interest is paid semi-annually beginning on January 13, 2012. The Company incurred $3,699 of financing costs related to these issuances, which were capitalized as deferred financing costs and are being amortized over the life of the notes.

The 2023 and 2016 Notes (the “Notes”) are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Long-term debt (continued)

2023 and 2016 Notes (continued)

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2023 and 2016 Notes to be due and payable immediately.

The Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

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

As a result of the purchase, exchange and call described above, the Company incurred a one-time loss amounting to $23,467. This loss was comprised of (i) $18,873 related to the consideration in excess of the principal amount of the purchased and called debt, (ii) $2,599 related to the accelerated amortization of deferred financing costs of the purchased and called debt, (iii) $1,127 related to the accelerated accretion of the original discount of the purchased and called debt, and (iv) $868 related to the costs incurred in connection with the exchange offer. The exchange of debt was accounted for as a modification of debt and as such, the related effects are being recognized prospectively based on a new effective interest rate of the 2023 Notes. Loss from the purchase and call of the 2019 Notes at a price higher than the nominal value amounted to $18,873 in 2013. This charge is included within “Net interest expense” in the consolidated statements of income.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Long-term debt (continued)

Other required disclosures

The following table presents additional information related to the 2023 Notes, 2016 Notes and 2019 Notes:

			Principal as of December 31,
	Annual interest rate	Currency	2014	2013	Maturity
2023 Notes	6.625%	USD	$473,767	$473,767	September 27, 2023
2016 Notes	10.25%	BRL	253,989	285,763	July 13, 2016
2019 Notes	7.5%	USD	—	—	October 1, 2019

	Interest Expense (i)			DFC Amortization (i)			Accretion of Premium (i)
	2014	2013	2012	2014	2013	2012	2014	2013	2012
2023 Notes	$31,387	$8,196	$—	$438	$109	$—	$506	$123	$—
2016 Notes	28,798	31,418	30,051	778	777	704	—	—	—
2019 Notes	—	18,765	23,145	—	3,056	610	—	1,802	266

(i) These charges are included within "Net interest expense" in the consolidated statements of income.

At December 31, 2014, future payments related to the Company’s long-term debt are as follows:

	Principal	Interest	Total
2015	$6,156	$61,369	$67,525
2016	257,237	60,778	318,015
2017	3,263	34,439	37,702
2018	4,450	34,056	38,506
2019	4,475	33,646	38,121
Thereafter	495,472	130,894	626,366
Total payments	771,053	355,182	1,126,235
Interest	—	(355,182)	(355,182)
Discount on 2023 Notes	(7,772)	—	(7,772)
Premium on 2023 Notes	2,981	—	2,981
Premium on 2016 Notes	974	—	974
Long-term debt	$767,236	$—	$767,236

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.           Derivative instruments

Derivatives not designated as hedging instruments

Bond swaps

On December 10, 2009, the Company decided to hedge part of the Company’s currency exposure from the 2019 Notes coupon payments related to the Company’s generation of cash flows in Brazilian reais. Therefore in December 2009 ADBV entered into two coupon-only cross-currency interest rate swap agreements (bond swaps) with JP Morgan and Morgan Stanley to convert a portion of the coupons of the 2019 Notes denominated in US dollars to Brazilian reais.

On April 24, 2012 the Company settled these derivatives before their maturity. During fiscal year 2012, the Company made net payments to the counterparties totaling $4,322 and recognized net losses of $1,738 in connection with these agreements. The abovementioned loss is included within “Loss from derivative instruments” in the Company’s consolidated statement of income.

Total equity return swap

The Company is exposed to stock price risk related to ADBV Long-Term Incentive Plan as the underlying liability is tied to the Company’s stock price (see Note 16 for details). As the Company’s stock price changes, such liability is adjusted and the impact is recorded in the Company’s consolidated statement of income within “General and administrative expenses”. On August 13, 2012 the Company entered into a total equity return swap agreement with Goldman Sachs International in order to minimize earnings volatility related to this risk, which was renewed twice and matures on September 12, 2015.

Under the agreement effective as from August 20, 2012, the Company receives (pays) the appreciation (depreciation), plus any dividends, on a notional number of 1,022,551 Class A shares (2,272,551 at the inception) over a reference price of approximately $13.77 per share. The Company in turn pays interests at 3-month LIBOR plus 450 basis points (330 basis points at the inception and 380 between August 2013 and September 2014) over a US dollar notional amount ($31,290 at the inception). The Company may, prior to maturity of the agreement and subject to certain limitations, reduce the notional number of Class A shares underlying the total equity return swap transaction. The counterparty can terminate the swap agreement if (i) the average of the Company’s stock price for any three consecutive exchange business days is less than $5.15 ($7.57 at the inception); or (ii) on any day, there is a decline of 10% or more in the price with respect to the closing price of the preceding business day and the price per share at such time is less than $8.95; or (iii) the consolidated net indebtedness to EBITDA ratio is greater than 3.0 to 1 (2.5 to 1 at the inception).

During fiscal year 2013 the Company reduced the notional number of class A shares underlying the total equity return swap transaction by 1,250,000 shares (equivalent to a notional amount of $17,211). The Company paid $1,731 as settlement of these share reductions (including interests and fees) during fiscal year 2013.

As from September 23, 2014, the Company is required to make a collateral deposit equal to the excess of the mark-to-market above a threshold of $3,000, being $500 the incremental basis. As of December 31, 2014, the collateral amounts to $4,832 and is presented as a current asset within “Collateral deposits”.

The Company has not designated the swap as a hedge under ASC 815. Therefore, the agreement was carried at fair market value in the consolidated balance sheets with changes reported in earnings, within “General and administrative expenses”.  The interest portion is recorded within “Net interest expense” in the Company’s consolidated statement of income.

During fiscal years 2014, 2013 and 2012, the Company paid interests amounting to $593, $746 and $318, respectively. See additional disclosures below for further information about this swap.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.           Derivative instruments (continued)

Derivatives designated as hedging instruments

Forward contracts

The Company has entered into various forward contracts in a few territories in order to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges result in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). In relation to these agreements, during fiscal years 2014, 2013 and 2012, the Company purchased a total amount of $30,454, $17,633 and $23,261, respectively. As of December 31, 2014, the Company has forward contracts outstanding with a notional amount of $12,375 that mature during 2015.

The Company made net collections (payments) totaling $1,451, $628 and $(949) during fiscal years 2014, 2013 and 2012, respectively, as a result of the net settlements of these derivatives. See additional disclosures below for further information about these forward contracts.

Cross-currency interest rate swaps

On April 24, 2012, the Company entered into a cross-currency swap agreement with Bank of America to hedge the cash flows of a portion of the 2016 Notes. Pursuant to this agreement, the Company received interests at a fixed rate of 10.25% over a notional amount of 70 million of Brazilian reais and paid interests at a fixed rate of 4.90% over a notional amount of $37,433. This agreement used to mature on July 13, 2016 with exchange of principal. However, it was settled before its maturity.

The Company collected $1,828 and $372 of net interest from the counterparty during fiscal years 2013 and 2012, respectively. On October 4, 2013, the Company settled the swap agreement before its maturity for $9,975. As a result, the Company recorded a loss from the early settlement amounting to $4,187, which was included within “Loss from derivative instruments” in the income statement.

On November 7, 2013, the Company entered into a cross-currency interest rate swap agreement with JP Morgan Chase Bank, N.A., to hedge all the variability in a portion (53.08)% of the principal and interest collections of its BRL intercompany loan receivable with ADBV. All the terms of the swap agreement match the terms of the BRL intercompany loan receivable.  Pursuant to this agreement, the Company receives interests at a fixed rate of 4.38% over a notional amount of 47.3 million of US dollars and pays Brazilian reais interests at a fixed rate of 13% over a notional amount of R$108 million on March 31 and September 30 of each year.  This agreement matures on September 29, 2023 with exchange of principal. The Company paid $3,512 during fiscal year 2014.

See additional disclosures below for further information about these swap agreements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.           Derivative instruments (continued)

Additional disclosures

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2014 and 2013:

		Asset (Liability) Derivatives
		Fair Value
Type of Derivative	Balance Sheets Location	2014	2013
Derivatives designated as hedging instruments under ASC 815 Derivatives and Hedging
Forward contracts	Other receivables	$857	$383
Cross-currency interest rate swap (i)	Derivative instruments	6,565	(180)
		7,422	203
Derivatives not designated as hedging instruments under ASC 815 Derivatives and Hedging
Total equity return swap (ii)	Derivative instruments	$(8,006)	$(1,378)
		(8,006)	(1,378)
Total derivative instruments		$(584)	$(1,175)

(i)
At December 31, 2014, presented in the consolidated balance sheet as follows: $9,517 as a non-current asset and  $2,952 as a current liability. At December 31, 2013,  presented in the consolidated balance sheet as follows: $490 as a non-current asset and $670 as a current liability.

(ii)	Presented in the consolidated balance sheet as a current liability.

The following tables present the pretax amounts affecting income and other comprehensive income for the fiscal year ended December 31, 2014 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)(i)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	$1,925	$(1,451)	$—
Cross-currency interest rate swap	3,233	(1,341)	—
Total	$5,158	$(2,792)	$—

(i)
The gain recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net gain recognized in income related to the cross-currency interest rate swaps is presented in the consolidated income statement as follows: a gain of $5,084 as an adjustment to foreign exchange results and a loss of $3,743 as an adjustment to net interest expense.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.           Derivative instruments (continued)

Additional disclosures (continued)
Derivatives Not Designated as Hedging Instruments	Loss Recognized in Income on Derivative instruments
Total equity return swap (ii)	$(7,221)
Others (iii)	(685)
Total	$(7,906)

(ii)	A $6,861 loss is recorded within “General and administrative expenses” and a $360 loss within “Net interest expense” in the Company’s consolidated statement of income.
(iii)	These results are recorded within “Loss from derivative instruments” in the Company’s consolidated statement of income.

The following tables present the pretax amounts affecting income and other comprehensive income for the fiscal year ended December 31, 2013 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)(i)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)(ii)
Forward contracts	$1,011	$(628)	$—
Settled cross-currency interest rate swap	(294)	1,436	(4,187)
Outstanding cross-currency interest rate swap	(180)	(972)	—
Total	$537	$(164)	$(4,187)

(i)
The gain recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net loss recognized in income related to the cross-currency interest rate swaps is presented in the consolidated income statement as follows: a loss of $921 as an adjustment to foreign exchange results and a gain of $457 as an adjustment to net interest expense.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.           Derivative instruments (continued)

Additional disclosures (continued)

The following tables present the pretax amounts affecting income and other comprehensive income for the fiscal year ended December 31, 2012 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)(i)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	$(901)	$949	$—
Settled cross-currency interest rate swap	(3,294)	2,152	—
Total	$(4,195)	$3,101	$—

(i)
The loss recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net loss recognized in income related to the cross-currency interest rate swap is presented in the consolidated income statement as follows: a loss of $3,314 as an adjustment to foreign exchange results and a gain of $1,162 as an adjustment to net interest expense.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.           Operating lease agreements

At December 31, 2014, the Company was the lessee at 2,593 locations through ground leases (the Company leases the land and the Company or franchisee owns the building) and through improved leases (the Company leases land and buildings). Lease terms for most restaurants vary between 10 and 20 years and, in many cases, provide for rent escalations and renewal options, with certain leases providing purchase options. Escalations terms vary by reporting unit, with examples including fixed-rent escalations, escalations based on an inflation index, and fair value adjustments. According to rental terms, the Company pays a monthly rental based on the greater of a fixed rent or a certain percentage of the Company’s gross sales. For most locations, the Company is obligated for the related occupancy costs including property taxes, insurance and maintenance. However, for franchised sites, the Company requires the franchisees to pay these costs. In addition, the Company is the lessee under non-cancelable leases covering certain offices and warehouses.

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

At December 31, 2014, future minimum payments required under existing operating leases with initial terms of one year or more are:

	Restaurant	Other	Total
2015	$142,296	$7,711	$150,007
2016	128,904	6,640	135,544
2017	118,873	5,884	124,757
2018	104,247	3,013	107,260
2019	89,205	1,469	90,674
Thereafter	443,431	2,820	446,251
Total minimum payment	$1,026,956	$27,537	$1,054,493

The following table provides detail of rent expense for fiscal years 2014, 2013 and 2012:

	2014	2013	2012
Company-operated restaurants (i)	$151,724	$153,538	$140,014
Franchised restaurants (ii)	48,814	48,911	44,457
Total rent expense	$200,538	$202,449	$184,471

(i)	Included within “Occupancy and other operating expenses” in the consolidated statements of income.
(ii)	Included within “Franchised restaurants – occupancy expenses” in the consolidated statements of income.

The following table provides a breakdown detail of rent expense between minimum and contingent rentals for fiscal years 2014, 2013 and 2012:

	2014	2013	2012
Minimum rentals	$131,463	$126,329	$117,006
Contingent rentals based on sales	69,075	76,120	67,465
Total rent expense	$200,538	$202,449	$184,471

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
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

At December 31, 2014 and 2013, net property and equipment under franchise arrangements totaled $170,400 and  $191,422, respectively (including land for  $48,797 and $58,976, respectively).

Revenues from franchised restaurants for fiscal years 2014, 2013 and 2012 consisted of:

	2014	2013	2012
Rent	$145,540	$171,859	$161,591
Initial fees (i)	564	929	780
Royalty fees (ii)	659	639	652
Total	$146,763	$173,427	$163,023

(i)	Presented net of initial fees paid to McDonald’s Corporation for $885, $1,150 and $882 in 2014, 2013 and 2012, respectively.
(ii)	Presented net of royalties fees paid to McDonald’s Corporation for $63,680, $69,933 and $65,756 in 2014, 2013 and 2012, respectively.

At December 31, 2014, future minimum rent payments due to the Company under existing franchised agreements are:

	Owned sites	Leased sites	Total
2015	$7,284	$12,732	$20,016
2016	7,110	11,663	18,773
2017	6,923	10,811	17,734
2018	6,527	9,987	16,514
2019	5,352	9,288	14,640
Thereafter	28,467	51,701	80,168
Total	$61,663	$106,182	$167,845

15.           Income taxes

The Company’s operations are conducted by its foreign subsidiaries in Latin America and the Caribbean. The foreign subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such foreign countries.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.           Income taxes (continued)

Statutory tax rates in the countries in which the Company operates for fiscal years 2014, 2013 and 2012 were as follows:

	2014	2013	2012
Puerto Rico	20%	20%	20%
Argentina, Martinique, French Guyana, Guadeloupe, St Croix, St. Thomas, Aruba and Curacao	35%	35%	35%
Brazil and Venezuela	34%	34%	34%
Colombia	34%	34%	33%
Costa Rica, Peru and Mexico	30%	30%	30%
Panamá, Uruguay, Trinidad and Tobago and Netherlands	25%	25%	25%
Ecuador	22%	22%	23%
Chile	21%	20%	20%

Income tax expense for fiscal years 2014, 2013 and 2012 consisted of the following:

	2014	2013	2012
Current income tax expense	$25,060	$33,609	$32,147
Deferred income tax expense	7,419	9,113	14,228
Income tax expense	$32,479	$42,722	$46,375

Income tax expense for fiscal years 2014, 2013 and 2012 differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax income as a result of the following:

	2014	2013	2012
Pre-tax (loss) income	(76,549)	96,594	160,963
Weighted-average statutory income tax rate (i)	40.9%	31.9%	35.2%
Income tax (benefit) expense at weighted-average statutory tax rate on pre-tax income	(31,346)	30,833	56,659
Permanent differences:
Change in valuation allowance	71,695	39,621	(7,660)
Non-deductible expenses	15,641	13,500	22,258
Tax benefits, including tax inflation adjustment	(53,173)	(43,868)	(26,335)
Exchange rate differences	28,287	115	199
Others	1,375	2,521	1,254
Income tax expense	32,479	42,722	46,375

(i)
Weighted-average statutory income tax rate is calculated based on the aggregated amount of the income before taxes by country multiplied by the prevailing statutory income tax rate, divided by the consolidated income before taxes.

The tax effects of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities at December 31, 2014 and 2013 are presented below:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.           Income taxes (continued)
	2014	2013
Tax loss carryforwards (i)	$258,046	$276,468
Purchase price allocation adjustment	57,786	74,349
Property and equipment, tax inflation	53,172	41,212
Other accrued payroll and other liabilities	14,328	20,941
Share-based compensation	5,266	6,532
Provision for contingencies	2,700	2,809
Other deferred tax assets (ii)	40,777	20,880
Other deferred tax liabilities (iii)	(10,781)	(12,499)
Property and equipment - difference in depreciation rates	(32,850)	(41,087)
Valuation allowance (iv)	(301,012)	(270,057)
Net deferred tax asset	$87,432	$119,548

(i)
As of December 31, 2014, the Company and its subsidiaries has accumulated operating tax loss carryforwards amounting to $907,159. The Company has operating tax loss carryforwards amounting to $248,552, expiring between 2015 and 2019. In addition, the Company has operating tax loss carryforwards amounting to $184,101 expiring after 2019 and operating tax loss carryforwards amounting to $474,506 that do no expire.

(ii)	Venezuela’s foreign currency exchange differences is included in these figures amounting to $ 26,361 for the year ended December 31, 2014.
(iii)	Primarily related to intangible assets and foreign currency exchange differences.
(iv)	In assessing the realization of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The total amount of $87,432 for the year ended December 31, 2014, is presented in the consolidated balance sheet as current asset, non-current asset, current liability and non-current liability amounting to $17,188, $75,319 $895 and $4,180, respectively.

 The total amount of $119,548 for the year ended December 31, 2013, is presented in the consolidated balance sheet  as current asset, non-current asset and non-current liability amounting to $27,974, $97,687 and $6,113, respectively.

Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences were $221,100 at December 31, 2014 and consisted of undistributed earnings considered permanently invested in subsidiaries. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

As of December 31, 2014 and 2013, the Company’s gross unrecognized tax benefits totaled $221 and $1,697   (including interests and penalties), respectively, that would favorably affect the effective tax rate if resolved in the Company’s favor.

The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits:
	2014	2013
Balances at beginning balance	$1,697	$1,554
(Decrease) increase for positions taken in prior years	(1,476)	143
Balances at ending balance	$221	$1,697

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.           Income taxes (continued)

The Company is regularly under audit in multiple tax jurisdictions. It is reasonably possible that, as a result of audit progression within the next 12 months, there may be new information that causes the Company to reassess the total amount of unrecognized tax benefits recorded. While the Company cannot estimate the impact that new information may have on the unrecognized tax benefit balance, the Company believes that the liabilities that are recorded are appropriate and adequate as determined under ASC 740. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2008.

16.           Share-based compensation

ADBV Long-Term Incentive Plan

During 2008, the Company implemented a long-term incentive plan to reward employees for increases in the fair value of the Company’s stock subsequent to the date of grant. In accordance with this plan, in fiscal years 2008, 2009 and 2010 the Company granted units (called “CADs”) to certain employees, pursuant to which the employees are entitled to receive, when vested, a cash payment equal to the appreciation in fair value over the base value. The awards vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years. The exercise right is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs the two months after the fifth anniversary of the date of grant. Exercisable outstanding awards at the date of termination are automatically settled by the Company. In April 2014, the Company communicated to its employees the three year's expiration extension of ADBV Long-Term Incentive Plan outstanding units exercise right, without any change in the vesting period. Upon this resolution, units for which its exercise right was originally scheduled to expire in May, 2014 will expire in May, 2017, and units for which its exercise right was originally scheduled to expire in May, 2015 will expire in May, 2018. The employees affected by this resolution were 84. The total incremental compensation cost resulting from the modification as of December 31, 2014, amounts to $149, which has been recorded under “General and administrative expenses”.

The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The accrued liability is remeasured at the end of each reporting period until settlement.

The following variables and assumptions have been used by the Company for purposes of measuring its liability awards at December 31, 2014 and 2013:

	2014	2013
Current share price (i)	5.41	12.12
Weighted-average base value of outstanding units	6.77	6.76
Expected volatility (ii)	40.4%	32.3%
Dividend yield	4.4%	2.0%
Risk-free interest rate	0.5%	0.1%
Expected term	1.58	0.95

(i)	Equal to the quoted market price per share at the end of the year.
(ii)	Based on implied volatility of the Company’s class A shares.

The following table summarizes the activity under the plan for fiscal years 2014, 2013 and 2012:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation (continued)

ADBV Long-Term Incentive Plan (continued)
	Units	Weighted-average base value	Weighted-average fair value
Outstanding at December 31, 2011	2,923,582	5.82	14.44
Exercised (i)	(696,067)	4.61
Forfeited	(98,294)	5.62
Outstanding at December 31, 2012	2,129,221	6.22	5.79
Exercised (ii)	(1,022,347)	5.69
Forfeited	(88,568)	6.32
Outstanding at December 31, 2013	1,018,306	6.76	5.23
Exercised (iii)	(119,464)	6.79
Forfeited	(25,304)	6.25
Outstanding at December 31, 2014	873,538	6.77	0.93
Exercisable at December 31, 2014	664,392	7.15	0.75

(i)	The total amount paid for these exercises was $5,811.
(ii)	The total amount paid for these exercises was $7,857.
(iii)	The total amount paid for these exercises was $344.

The following table provides a summary of the plan at December 31, 2014:

	Vested (i)	Non-vested (ii)	Total
Number of units outstanding	664,392	209,146	873,538
Weighted-average fair market value per unit	0.75	1.53	0.93
Total fair value of the plan	497	319	816
Weighted-average accumulated percentage of service	100	96.71	98.72
Accrued liability (iii)	497	309	806
Compensation expense not yet recognized (iv)	—	10	10

(i)	Related to exercisable awards.
(ii)	Related to awards that will vest in March 2015.
(iii)	The total accrued liability of $806 related to outstanding units is presented within “Accrued payroll and other liabilities” in the Company’s current liabilities balance sheet.
(iv)	Expected to be recognized in a weighted-average period of 2 months.

Compensation expense is included within “General and administrative expenses” in the consolidated statement of income. As discussed in Note 12, on August 13, 2012, the Company entered into a total equity return swap agreement to minimize earnings volatility related to these awards. The adjustments to the value of the swap tend to minimize the adjustments to the carrying value of the ADBV Long-Term Incentive Plan liability derived from changes in the Company’s stock price, which are also recorded in “General and administrative expenses”. As a result, there is a reduction of the impact on the Company’s consolidated statement of income as from the effective date of the agreement.

Not including the impact of the total equity return swap agreement, compensation expense (benefit) for the fiscal years 2014, 2013 and 2012 amounted to  $(3,772),  $1,875 and  $(15,746), respectively.

The Company recognized $905, $334 and  $4,424 of related income tax expense (benefit) during fiscal years 2014, 2013 and 2012, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.           Share-based compensation (continued)

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This plan replaces the ADBV Long-Term Incentive Plan discussed above, although the awards that have already been granted will remain outstanding until their respective termination dates. Like the ADBV Long-Term Incentive Plan, the 2011 Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering.

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering. Both types of special awards vest as follows: 1/3 on each of the second, third and fourth anniversaries of the grant date. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years 2011, 2012, 2013 and 2014.  Both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested. The exercise right for the stock options is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the seventh anniversary of the date of grant.

The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date. The following variables and assumptions have been used by the Company for purposes of measuring its stock options awards at each grant date (on the second quarter of each year):

	2014	2013	2012
Grant-date stock price (i)	8.58	14.31	14.35
Weighted-average strike price	8.58	14.31	14.35
Expected volatility (ii)	35.5%	38.0%	48.0%
Dividend yield	2.8%	1.7%	1.7%
Risk-free interest rate	1.3%	1.0%	0.8%
Expected term	4.1	5.0	5.0

(i)	Equal to the quoted market price per Class A share at market-closing of the date of grant.
(ii)	Based on implied volatility of the Company’s class A shares.

The resulting value of stock options and restricted share units granted was $491 and $2,723, respectively, during fiscal year 2014; $1,807 and $3,056, respectively, during the fiscal year 2013; $3,051 and $3,030, respectively, during  fiscal year 2012.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense in the amount of  $6,163,  $5,782 and  $12,900 during fiscal years 2014, 2013 and 2012, respectively, of which  $2,503,  $1,964 and  $7,997 relates to the special awards granted in connection with the initial public offering. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

The Company recognized $678, $88 and $2,807 of related income tax benefits during fiscal years 2014, 2013 and 2012, respectively.

Stock Options

The following table summarizes the activity of stock options during fiscal years 2014, 2013 and 2012:

	Units	Weighted-average strike price	Weighted-average grant-date fair value
Outstanding at December 31, 2011	1,879,847	21.20	5.55
2012 annual grant	584,587	14.35	5.22
Outstanding at December 31, 2012	2,464,434	19.58	5.47
2013 annual grant	431,726	14.31	4.19
Forfeitures	(462,272)	19.97	5.41
Outstanding at December 31, 2013	2,433,888	18.57	5.26
2014 annual grant	247,475	8.58	1.98
Forfeitures	(130,528)	18.14	5.27
Outstanding at December 31, 2014	2,550,835	17.62	4.94
Exercisable at December 31, 2014	1,104,516	19.99	5.48

The following table provides a summary of outstanding stock options at December 31, 2014:

	Vested (i)	Non-vested (ii)	Total
Number of units outstanding	1,104,516	1,446,319	2,550,835
Weighted-average grant-date fair market value per unit	5.48	4.52	4.94
Total grant-date fair value	6,057	6,538	12,595
Weighted-average accumulated percentage of service	100.0	71.4	85.2
Stock-based compensation recognized in Additional paid-in capital	6,057	4,670	10,727
Compensation expense not yet recognized (iii)	—	1,868	1,868

(i)	Related to exercisable awards.
(ii)	Related to awards that will vest between fiscal years 2015 and 2019.
(iii)	Expected to be recognized in a weighted-average period of 2.9 years.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

Restricted Share Units

The following table summarizes the activity of restricted share units during fiscal years 2014, 2013 and 2012:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2011	1,013,592	21.20
2012 annual grant	211,169	14.35
Outstanding at December 31, 2012	1,224,761	20.02
2013 annual grant	213,600	14.31
Partial vesting of 2011 grants (i)	(338,014)	21.20
Forfeitures	(158,279)	19.70
Outstanding at December 31, 2013	942,068	18.36
2014 annual grant	317,351	8.58
Partial vesting of 2011 grants (ii)	(274,314)	21.20
Partial vesting of 2012 grants (iii)	(74,303)	14.35
Forfeitures	(47,947)	15.11
Outstanding at December 31, 2014	862,855	14.38
Exercisable at December 31, 2014	—	—

(i)
The Company issued 338,014 Class A shares in connection with this partial vesting. Therefore, accumulated recorded compensation expense totaling $7,166 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance.

(ii)
The Company issued 274,314 Class A shares in connection with this partial vesting. Therefore, accumulated recorded compensation expense totaling $5,815 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance.

(iii)
The Company issued 74,303 Class A shares in connection with this partial vesting. Therefore, accumulated recorded compensation expense totaling $1,066 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance.

The following table provides a summary of outstanding restricted share units at December 31, 2014:

Number of units outstanding (i)	862,855
Weighted-average grant-date fair market value per unit	14.38
Total grant-date fair value	12,409
Weighted-average accumulated percentage of service	66.7%
Stock-based compensation recognized in Additional paid-in capital	8,273
Compensation expense not yet recognized (ii)	4,136

(i)	Related to awards that will vest between fiscal years 2015 and 2019.
(ii)	Expected to be recognized in a weighted-average period of 3.4 years.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
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

(iii)	to commit to funding a specified Strategic Marketing Plan;
(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and
(v)	to maintain a minimum fixed charge coverage ratio as well as a maximum leverage ratio.

Mainly as a consequence of changing the exchange rates used for remeasurement of its bolivar-denominated assets and liabilities and operating results in Venezuela, mentioned in Note 21, the Company was not in compliance with the ratios mentioned in (v) above for certain periods in 2014. For that reason, on July 31, 2014, McDonald’s granted the Company a limited waiver for a six-month period (from and as of June 30, 2014 until and including December 31, 2014), during which time, the  Company was not required to maintain the financial ratios set forth in the MFA. Notwithstanding the foregoing, the Company does not expect any material adverse effect to its business, results of operations, financial condition or cash flows as a result of this situation. The Company continues monitoring the compliance with the quarterly ratios set forth in the MFA.

The Company has negotiated and obtained temporary royalty waivers from McDonald’s Corporation for its operations in Venezuela considering the restrictions and regulations in place affecting its operations in that country. For the fiscal years 2014, 2013 and 2012, the Company has recorded a royalty waiver amounting to $6.1 million, $8 million and $5 million, respectively, recorded as lower “Royalty fees” in the consolidated statements of income. As of June 1, 2014 the Company agreed with McDonald’s Corporation to calculate royalties using the SICAD II exchange rate. Therefore, no further waiver is being recorded, since SICAD II is the exchange rate used for remeasurement purposes (see Note 21 for more details).

In addition, the Company maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letter of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At December 31, 2014 the Company maintains a provision for contingencies amounting to $20,139 ($22,341 at December 31, 2013), which is presented net of judicial deposits amounting to $7,935 ($7,519 at December 31, 2013) that the Company was required to make in connection with the proceedings. As December 31, 2014 and 2013, the net amount of $12,204 and $14,822 is presented as follows: $777 and $1,748 as a current liability and $11,427 and $13,074 as a non-current liability, respectively. Breakdown of the provision for contingencies is as follows:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.           Commitments and contingencies (continued)

Provision for contingencies (continued)

	2014	2013
Tax contingencies in Brazil (i)	$1,999	$2,235
Labor contingencies in Brazil (ii)	10,360	9,484
Other (iii)	7,780	10,622
Subtotal	20,139	22,341
Judicial deposits (iv)	(7,935)	(7,519)
Provision for contingencies	$12,204	$14,822

(i)
Tax contingencies in Brazil. It mainly relates to tax on bank account transactions (CPMF), abolished in 2007. During fiscal year 2012, the Company settled the contingency over royalty payments, paying $11,473 in cash. In addition, the Company entered into an amnesty program to settle the contingency related to VAT special treatment for restaurants in Rio de Janeiro in 18 equal monthly installments, commencing in May 2012, pursuant to which the Company reclassified $28,428 to “Accrued payroll and other liabilities” in the consolidated balance sheet. During fiscal year 2012, the Company also recorded an accrual of $3,770 and a currency translation adjustment amounting to $(2,327). In addition, during fiscal year 2012 there was an increase of $458 as a result of certain balance sheet reclassifications. During fiscal year 2013, the Company recorded an accrual of $13 and a currency translation adjustment amounting to $(527). In addition, the Company made certain balance sheet reclassifications totaling $(271) and settlements amounting to $991 that the Company recovered from McDonald’s Corporation. During fiscal year 2014, the Company recorded an accrual of $14 and a currency translation adjustment amounting to $(250). No settlements were done during fiscal year 2014.

(ii)
Labor contingencies in Brazil. It primarily relates to dismissals in the normal course of business. During fiscal years 2014, 2013 and 2012, the Company recorded accruals of $22,726,  $12,714 and  $10,751, respectively, primarily related to new dismissal claims and to increases on estimated future costs of outstanding claims; and a currency translation adjustment amounting to $(1,239), $(1,586) and $(930), respectively. In addition, the Company made settlements totaling $20,582, $15,900 and $15,211, respectively. During fiscal year 2014, the Company made certain balance sheet reclassifications amounting to $29.

(iii)
Other contingencies. It mainly relates to tax and labor contingencies in other countries. During fiscal years 2014, 2013 and 2012, the Company recorded accruals of $3,620,  $4,546 and $1,251, respectively; and currency translation adjustment amounting $(2,945), $(2,160) and $(1,195), respectively. In addition, the Company made settlements totaling $2,974 , $2,060 and $736, respectively. During fiscal years 2014 and 2013, the Company made certain balance sheet reclassifications amounting to $543 and $745, respectively.

(iv)
Judicial deposits. It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil. During fiscal years 2014, 2013 and 2012, there was a net increase amounting to $416, $300 and $367, respectively; including foreign currency translation for $(986), $(1,049) and $(671), respectively.

As of December 31, 2014, there are certain matters related to the interpretation of tax and labor laws for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $24 and $34 million.

Additionally, there is a lawsuit filed by several Puerto Rican franchisees against McDonald’s Corporation and certain subsidiaries purchased by the Company during the acquisition of the LatAm business (“the Puerto Rican franchisees lawsuit”). The claim seeks declaratory judgment and damages in the aggregate amount of $66.7 million plus plaintiffs’ attorney fees. At the end of 2014 the plaintiffs finalized their presentation of evidence whereas the Company has not started yet. The Company believes that a final negative resolution has a low probability of occurrence.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.           Commitments and contingencies (continued)

During 2014, another franchisee filed a complaint against the Company and McDonald’s Corporation, asserting a very similar claim to the one filed in the Puerto Rican franchisees lawsuit. The claim seeks declaratory judgment and damages in the amount of $30 million plus plaintiffs' attorney fees. Although this case is in its early stages, the Company believes that a final negative resolution has a low probability of occurrence, since its close resemblance to the Puerto Rican franchisees lawsuit.

Furthermore, the Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by the Company’s franchisees that meets periodically to coordinate the development of promotional and marketing campaigns (an association that at the time of the claim was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit), filed a third party complaint and counterclaim against the Company and other third party defendants, in the amount of $31 million. Although certain negative resolutions occurred in that lawsuit at the preliminary and first instance stages, no provision has been recorded because the Company believes that a final negative resolution has a low probability of occurrence.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisees lawsuit.

At December 31, 2014, the non-current portion of the provision for contingencies includes $4,395 related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet.

18.           Disclosures about fair value of financial instruments

As defined in ASC 820 Fair Value Measurement and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability. The valuation techniques that can be used under this guidance are the market approach, income approach or cost approach. The market approach uses prices and other information for market transactions involving identical or comparable assets or liabilities, such as matrix pricing. The income approach uses valuation techniques to convert future amounts to a single discounted present amount based on current market conditions about those future amounts, such as present value techniques, option pricing models (e.g. Black-Scholes model) and binomial models (e.g. Monte-Carlo model). The cost approach is based on current replacement cost to replace an asset.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.           Disclosures about fair value of finanacial instruments (continued)

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

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2014
Assets
Cash equivalents	$44,375	$—	$—	$44,375
Cross-currency interest rate swap	—	9,517	—	9,517
Total Assets	$44,375	$9,517	$—	$53,892
Liabilities
Cross-currency interest rate swap	$—	$2,952	$—	$2,952
Total equity return swap	—	8,006	—	8,006
Long-term incentive plan	—	806	—	806
Total Liabilities	$—	$11,764	$—	$11,764

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

Certain financial assets and liabilities not measured at fair value

At December 31, 2014, the fair value of the Company’s short-term and long-term debt was estimated at $806,000, compared to a carrying amount of $820,391. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices, and is similar to Level 2 within the valuation hierarchy. The carrying amount for both cash and equivalents and notes receivable approximates fair value.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.	Disclosures about fair value of financial instruments (continued)

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At December 31, 2014, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets and goodwill. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

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

20.           Segment and geographic information

 The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

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

The following table presents information about profit or loss and assets for each reportable segment:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.           Segment and geographic information (continued)

	For the fiscal year ended December 31,
	2014	2013	2012
Revenues:
Brazil	$1,816,046	$1,842,324	$1,797,556
Caribbean division	594,220	830,447	754,730
NOLAD	385,114	407,772	384,041
SLAD	855,685	952,767	861,067
Total revenues	$3,651,065	$4,033,310	$3,797,394

Adjusted EBITDA:
Brazil	$237,699	$245,957	$240,954
Caribbean division	(8,136)	67,180	69,109
NOLAD	27,701	27,397	26,738
SLAD	87,976	105,495	93,756
Total reportable segments	345,240	446,029	430,557
Corporate and others (i)	(93,566)	(101,562)	(89,996)
Total adjusted EBITDA	$251,674	$344,467	$340,561

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.	Segment and geographic information (continued)

	For the fiscal year ended December 31,
	2014	2013	2012
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$251,674	$344,467	$340,561

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(116,811)	(114,860)	(92,328)
Gains from sale or insurance recovery of property and equipment	3,379	10,326	3,328
Write-offs of property and equipment	(7,111)	(6,489)	(4,259)
Impairment of long-lived assets	(50,886)	(2,958)	(1,982)
Impairment of goodwill	(2,029)	—	(683)
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	(2,503)	(1,964)	(7,997)
One-time expenses related to G&A optimization plan	(4,707)	—	—
ADBV Long-Term Incentive Plan incremental compensation from modification	(149)	—	—
Operating income	70,857	228,522	236,640
(Less) Plus:
Net interest expense	(72,750)	(88,156)	(54,247)
Loss from derivative instruments	(685)	(4,141)	(891)
Foreign currency exchange results	(74,117)	(38,783)	(18,420)
Other non-operating income (expenses), net	146	(848)	(2,119)
Income tax expense	(32,479)	(42,722)	(46,375)
Net income attributable to non-controlling interests	(305)	(18)	(256)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(109,333)	$53,854	$114,332

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.	Segment and geographic information (continued)

	For the fiscal year ended December 31,
	2014	2013	2012
Depreciation and amortization:
Brazil	$60,261	$57,818	$47,659
Caribbean division	29,142	28,663	26,164
NOLAD	28,565	28,597	26,628
SLAD	19,989	23,172	18,867
Total reportable segments	137,957	138,250	119,318
Corporate and others (i)	8,202	8,607	7,279
Purchase price allocation (ii)	(29,348)	(31,997)	(34,269)
Total depreciation and amortization	$116,811	$114,860	$92,328

Property and equipment expenditures:
Brazil	$100,455	$127,743	$133,734
Caribbean division	18,717	99,565	51,972
NOLAD	23,680	32,533	36,759
SLAD	25,423	51,337	69,672
Others	1,538	2,284	2,341
Total property and equipment expenditures	$169,813	$313,462	$294,478

	As of December 31,
	2014	2013
Total assets:
Brazil	$833,334	$907,406
Caribbean division	444,641	692,689
NOLAD	360,644	412,466
SLAD	291,473	340,795
Total reportable segments	1,930,092	2,353,356
Corporate and others (i)	98,651	114,016
Purchase price allocation (ii)	(233,963)	(287,113)
Total assets	$1,794,780	$2,180,259

(i)
Primarily relates to corporate general and administrative expenses corporate supply chain operations in Venezuela and Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. Corporate assets primarily include corporate cash and cash equivalents, a loan receivable with related parties, and a receivable with an independent logistic operator.

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

Long-lived assets consisting of property and equipment totaled  $1,116,281 and $1,244,311 at December 31, 2014 and 2013, respectively. All of the Company’s long-lived assets are related to foreign operations.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
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

Revenues and operating income of the Venezuelan operations were $187,588 and  $(74,962), respectively, for fiscal year 2014; $415,932 and $43,939, respectively, for fiscal year 2013; and  $349,570 and  $45,164, respectively, for fiscal year 2012.

On February 8, 2013, the Venezuelan government announced the devaluation of its currency, from the preexisting official exchange rate of 4.30 Venezuelan Bolívares Fuertes (VEF) per US dollar to 6.30 VEF per US dollar. The previously available regulated foreign currency exchange system (SITME) with an executed rate of 5.30 VEF per US dollar used by the Company to remeasure transactions and balances denominated in local currency was eliminated. In addition, in March 2013, the Venezuelan government announced the creation of a new alternative currency exchange system called SICAD (Supplementary System for the Administration of Foreign Currency), an auction mechanism applicable only to certain imported products. As a result of these announcements the Company concluded that the new official exchange rate of 6.30 VEF per US dollar was the rate applicable for remeasurement purposes as from February 8, 2013. During fiscal year 2013, the Company recognized a foreign currency exchange loss of $15,379 as a result of the exchange rate change.

At December 31, 2013, the Company had participated in only two auctions for a total amount of $1,500, which were executed after year-end. Based on certain factors, including the limited number of SICAD auctions, the Company’s limited access to the SICAD exchange, the restrictions placed on eligible participants and transactions, the amount of US dollars available for purchase through the auctions process, and the historical lack of official information about the resulting SICAD rate, the Company concluded that it would not be appropriate to use rates coming from the SICAD exchange system for financial reporting purposes at December 31, 2013. On January 23, 2014, effective on January 24, 2014, the government of Venezuela announced the creation of a new institution governing exchange rate control called the Foreign Trade Center (CENCOEX), in replacement of the Currency Administration Commission (CADIVI). Based on announcements made by the Venezuelan government, there would only be access to US dollars at a rate of 6.30 VEF per US dollar for the food and other industries deemed a priority. Imports of other products could be included in SICAD auctions depending on the related industry. On the other hand, Exchange Agreement Nº25 issued on January 23, 2014, established that payments related to foreign investments and royalties, among others, must be made at the SICAD exchange rate.

In February 2014, a new Exchange Regime Act was enacted to introduce flexibility into the exchange control system by creating the Alternative System for the Administration of Foreign Currency (Sistema Cambiario Alternativo de Divisas), or SICAD II. The Exchange Regime Act became effective as of February 19, 2014. SICAD II is regulated through Exchange Agreement Nº 27 of March 2014, and was expected to serve as an additional source for US dollars, albeit at a higher exchange rate than under SICAD, which as of December 31, 2014 was 49.99 VEF per US dollars. According to the new law, three trading systems exist: (i) a similar mechanism to the one administered by CADIVI, but administered by CENCOEX; (ii) SICAD; and (iii) SICAD II, where PDVSA (Petróleos de Venezuela), the Central Bank of Venezuela and private entities may participate in the acquisition and sale of foreign currency.

As a result of these announcements, the Company reassessed the exchange rate used for remeasurement purposes. Considering that SICAD would be the applicable exchange rate for dividend’s remittance, based on the advice of legal counsel, the Company concluded that the SICAD exchange rate, amounting to 11.80 VEF per US dollar as of March 1, 2014, was the rate applicable for remeasurement purposes as from that date. As a result of the exchange rate change, the Company recognized a foreign currency exchange loss of $19,697, including a related party receivable denominated in VEF, and a write down of certain inventories of $7,611 within “Other operating expenses, net”, due to the currency exchange rate change impact on their net recoverable value.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.           Venezuelan operations (continued)

Based on the Company’s lack of access to the SICAD auction system and its ability to settle transactions at the SICAD II rate, the Company concluded that the SICAD II exchange rate, amounting to 49.98 VEF per US dollar as of June 1, 2014, was the rate applicable for remeasurement purposes as from that date. As a result of the exchange rate change to SICAD II, the Company recognized a foreign currency exchange loss of $38,963 including a related party receivable denominated in VEF, a write down of certain inventories of $9,937 due to the currency exchange rate change impact on their net recoverable value and an impairment of long-lived assets amounting to $45,186 within “Other operating expenses, net”.

During the fiscal year 2014, the Company has participated in 64 SICAD II auctions and successfully executed transactions amounting to VEF 113.6 million, pursuant to which it acquired $2,174. The Company recognized foreign currency exchange losses amounting to $1,358 for transactions carried out before the currency exchange rate change to SICAD II.

During fiscal years 2013 and 2012, the Company performed, through its subsidiaries in the Netherlands and USA, several transactions in promissory notes amounting to VEF 41.0 million and VEF 119.7 million, respectively, pursuant to which it acquired $1,955 and  $13,189, respectively. As a result of these transactions, the Company recognized exchange losses amounting to $4,553 and $9,382 during fiscal years 2013 and 2012, respectively.

In addition to exchange controls, the Venezuelan market is subject to price controls which limits the Company’s ability, to increase prices to offset the impact of continuing high inflation on product, labor and other operating costs. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although these regulations caused a delay in the pricing plan, the Company was able to increase prices during fiscal year 2014.

The Company’s business in Venezuela, and the Company’s ability to repatriate its earnings, continue to be negatively affected by these difficult conditions and would be further negatively affected by additional devaluations or the imposition of additional or more stringent controls on foreign currency exchange, pricing, payments, profits or imports or other governmental actions or continued or increased labor unrest. The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.

22.           Shareholders’ equity

Authorized capital

The Company is authorized to issue to 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Issued and outstanding capital

At December 31, 2011 and 2012, the Company had 209,529,412 shares issued and outstanding with no par value, consisting of 129,529,412 class A shares and 80,000,000 class B shares.

During fiscal years 2014 and 2013, the Company issued 348,617 and 338,014 Class A shares, respectively, in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan. Therefore, at December 31, 2014 and 2013 the Company had 210,216,043 and 209,867,426 shares issued and outstanding with no par value, consisting of 130,216,043 and 129,867,426 Class A shares, respectively, and 80,000,000 for both years Class B shares.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
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

During fiscal years 2014, 2013 and 2012, the Company declared dividend distributions totaling $50,036, per year. One installment of the 2014 and 2013 distributions amounting to $12,509 was pending of payment at each year-end.

During April and May, 2014, the Company paid dividends on restricted share units under the 2011 Equity Incentive Plan amounting to $382.

Accumulated Other Comprehensive Loss, net of tax

The following table sets forth information with respect to the components of “Accumulated other comprehensive loss” as of December 31, 2014 and their related activity during the three-years in the period then ended:

	Foreign currency translation	Cash flow hedges	Defined benefit pension plan (i)	Total Accumulated other comprehensive income (loss)
Balances at December 31, 2011	$(148,342)	$(47)	$—	$(148,389)
Other comprehensive loss before reclassifications	(8,125)	(4,195)	(1,213)	(13,533)
Net loss reclassified from accumulated other comprehensive loss to net income	—	3,101	—	3,101
Net current-period other comprehensive (loss) income	(8,125)	(1,094)	(1,213)	(10,432)
Balances at December 31, 2012	(156,467)	(1,141)	(1,213)	(158,821)
Other comprehensive (loss) gain before reclassifications	(60,669)	537	—	(60,132)
Net (gain) loss reclassified from accumulated other comprehensive loss to net income	—	(164)	382	218
Net current-period other comprehensive (loss) income	(60,669)	373	382	(59,914)
Balances at December 31, 2013	(217,136)	(768)	(831)	(218,735)
Other comprehensive (loss) gain before reclassifications	(85,753)	5,158	(544)	(81,139)
Net gain reclassified from accumulated other comprehensive loss to net income	—	(2,792)	199	(2,593)
Net current-period other comprehensive (loss) income	(85,753)	2,366	(345)	(83,732)
Balances at December 31, 2014	$(302,889)	$1,598	$(1,176)	$(302,467)

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

22.            Shareholders’ equity (continued)

Accumulated Other Comprehensive Loss, net of tax

(i)
Related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. The Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

23.           (Loss) earnings per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all years presented:

	For the fiscal year ended December 31,
	2014	2013	2012
Net (loss) income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$(109,333)	$53,854	$114,332
Weighted-average number of common shares outstanding - Basic	210,105,059	209,754,176	209,529,412
Incremental shares from assumed exercise of stock options (a)	—	—	—
Incremental shares from vesting of restricted share units	239,171	344,968	248,646
Weighted-average number of common shares outstanding - Diluted	210,344,230	210,099,144	209,778,058

Basic net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.52)	$0.26	$0.55
Diluted net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.52)	$0.26	$0.55

(a)
Options to purchase shares of common stock were outstanding during fiscal years 2014, 2013 and 2012. See Note 16 for details. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

24.           Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Mexico, Venezuela and Uruguay (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution services in the countries in which it operates. On November 9, 2011 the Company entered into a revolving loan agreement as a creditor with Axis Distribution B.V. (currently Axionlog B.V.), a holding company of the Axionlog Business, for a total amount of $12 million at an interest rate of LIBOR plus 6%, maturing on November 7, 2016. As of December 31, 2014 and 2013, Axionlog B.V. had borrowed $11,500 and $9,000, respectively, from the Company in connection with this revolving loan agreement. The related receivable is included within “Miscellaneous” in the Company’s consolidated balance sheets.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

24.           Related party transactions (continued)

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of December 31, 2014 and 2013:

	As of December 31,
	2014	2013
Accounts and notes receivables	$—	$2,754
Other receivables (i)	1,796	16,773
Miscellaneous	14,901	9,664
Accounts payable	7,742	17,694

(i)
As of December 31, 2013 includes receivables amounting to $13.7 million originally nominated in US dollar and later converted into Venezuelan Bolívares Fuertes during February 2014 as mutually agreed upon by the parties. During 2014, the Company recognized a currency exchange loss of $13.3 million, as a result of the currency exchange rate changes. These receivables were canceled as of December 31, 2014.

The following table summarizes the transactions between the Company and the Axionlog Business for the fiscal years ended December 31, 2014, 2013 and 2012:

	Fiscal years ended December 31,
	2014	2013	2012
Food and paper (i)	$(199,801)	$(319,456)	$(321,413)
Occupancy and other operating expenses	(2,251)	(10,327)	(9,795)
Other operating expenses, net (ii)	16,986	—	—
Net interest income	1,387	583	81

(i)
Includes $45,143 of logistics service fees and $154,658 of suppliers purchases managed through Axionlog for the fiscal year ended December 31, 2014;  $48,340 and $271,116, respectively, for the fiscal year ended December 31, 2013; and  $41,853 and $279,560, respectively, for the fiscal year ended December 31, 2012.

(ii)	Related to inventory sales with a cost of $16,986 for the fiscal year 2014 (the net effect on such income statement line was nil). No such transaction took place in the fiscal years 2013 and 2012.

As of December 31, 2014 and 2013, the Company had notes receivable totaling  $224 and  $4,696, respectively, other receivables totaling  $2,580  and $2,404, respectively and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling  $1,565 and $1,155, respectively.

25.           Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X in regards to valuation and qualifying accounts for each of the periods presented:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

25.           Valuation and qualifying accounts (continued)

Description	Balance at beginning of period	Additions (i)	Deductions (ii)	Translation	Balance at end of period
Year ended December 31, 2014:
Deducted from assets accounts:
Allowance for doubtful accounts	$5,098	$6,567	$(800)	$(1,492)	$9,373
Valuation allowance on deferred tax assets	270,057	76,085	(4,389)	(40,741)	301,012
Reported as liabilities:
Provision for contingencies	14,822	26,360	(25,530)	(3,448)	12,204
Total	$289,977	$109,012	$(30,719)	$(45,681)	$322,589
Year ended December 31, 2013:
Deducted from assets accounts:
Allowance for doubtful accounts	$4,023	$2,687	$(1,473)	$(139)	$5,098
Valuation allowance on deferred tax assets	236,563	43,563	(3,942)	(6,127)	270,057
Reported as liabilities:
Provision for contingencies	20,599	17,273	(19,833)	(3,217)	14,822
Total	$261,185	$63,523	$(25,248)	$(9,483)	$289,977
Year ended December 31, 2012:
Deducted from assets accounts:
Allowance for doubtful accounts	$6,390	$2,065	$(4,682)	$250	$4,023
Valuation allowance on deferred tax assets	223,775	—	(3,378)	16,166	236,563
Reported as liabilities:
Provision for contingencies	65,036	16,355	(57,011)	(3,781)	20,599
Total	$295,201	$18,420	$(65,071)	$12,635	$261,185

(i)	Additions in valuation allowance on deferred tax assets are charged to income tax expense.

Additions in provision for contingencies are explained as follows:

Fiscal year 2014 and 2013 – Relate to the accrual of $26,360 and $17,273, respectively. See Note 17 for details.

Fiscal year 2012 – Relate to the accrual of $15,897 and to certain balance sheet reclassifications amounting to $458. See Note 17 for details.

(ii)	Deductions in valuation allowance on deferred tax assets are charged to income tax expense.

Deductions in provision for contingencies are explained as follows:

Fiscal year 2014 – Correspond to the settlements and reclassifications amounting to $25,413 and $117, respectively, as discussed in Note 17.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

26.           Subsequent events

During February 2015, the Venezuelan government announced the unification of SICAD and SICAD II into a sole foreign exchange mechanism called SICAD, an auction system controlled by Venezuelan government with an initial exchange rate of 12 VEF per US dollars. Furthermore, on February 10, 2015, the Exchange Agreement N°33 established a new open market foreign exchange system called SIMADI (Sistema Marginal de Divisas), with a free-floating exchange rate. The SIMADI’s initial exchange rate published was 170 VEF per US dollars.

There are still uncertainties about the liquidity of the foreign exchange systems recently announced and the Company’s access to U.S. dollars through these mechanisms. The Company will reassess the exchange rate used for remeasurement purposes at the date of the 2015 first quarter financial statements based on any new available information. At December 31, 2014 the Company’s local currency denominated net monetary asset position, which would be subject to remeasurement in the event of further currency exchange rate changes, was $14.6 million (including $18.9 million of cash and cash equivalents). Venezuela’s non-monetary assets were $73.5 million at December 31, 2014 and included approximately $63.0 million of fixed assets could be subject to impairment in case of further devaluations.