Form 20-F
period 2015-12-31
Arcos Dorados Holdings Inc.
filed 2016-04-29
CIK 1508478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

For the transition period from ________________ to ________________

Commission file number: 001-35129

ARCOS DORADOS HOLDINGS INC.

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive offices)

Juan David Bastidas

Chief Legal Officer

Arcos Dorados Holdings Inc.

Dr. Luis Bonavita 1294, 5th floor, Office 501, WTC Free Zone

Montevideo, Uruguay 11300

Telephone: +598 2626-3000

Fax: +598 2626-3018

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

Class A shares: 130,538,896

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

☒  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17      ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes     ☒ No

ARCOS DORADOS HOLDINGS INC.

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to the U.S. dollar. All references to “Argentine pesos” or “ARS$” are to the Argentine peso. All references to “Brazilian reais” or “R$” are to the Brazilian real. All references to “Mexican pesos” or “Ps.” are to the Mexican peso. All references to “Venezuelan bolívares” or “Bs.” are to the Venezuelan bolívar, the legal currency of Venezuela. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls” for information regarding exchange rates for the Argentine, Brazilian, Mexican and Venezuelan currencies since January 1, 2011.

Definitions

In this annual report, unless the context otherwise requires, all references to “Arcos Dorados,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Arcos Dorados Holdings Inc., together with its subsidiaries. All references to “systemwide” refer only to the system of McDonald’s-branded restaurants operated by us or our franchisees in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to as the “Territories,” and do not refer to the system of McDonald’s-branded restaurants operated by McDonald’s Corporation, its affiliates or its franchisees (other than us).

We own our McDonald’s franchise rights pursuant to a Master Franchise Agreement for all of the Territories, except Brazil, which we refer to as the MFA, and a separate, but substantially identical, Master Franchise Agreement for Brazil, which we refer to as the Brazilian MFA. We refer to the MFA and the Brazilian MFA, as amended or otherwise modified to date, collectively as the MFAs. We commenced operations on August 3, 2007, as a result of our purchase of McDonald’s operations and real estate in the Territories (except for Trinidad and Tobago), which we refer to collectively as the “McDonald’s LatAm” business, and the acquisition of McDonald’s franchise rights pursuant to the MFAs, which together with the purchase of the McDonald’s LatAm business, we refer to as the “Acquisition.”

Financial Statements

We maintain our books and records in U.S. dollars and prepare our financial statements in accordance with accounting principles and standards generally accepted in the United States, or “U.S. GAAP.”

The financial information contained in this annual report includes our consolidated financial statements at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, as stated in their report included elsewhere in this annual report.

We were incorporated on December 9, 2010 as a direct, wholly owned subsidiary of Arcos Dorados Limited, the prior holding company for the Arcos Dorados business. On December 13, 2010, Arcos Dorados Limited effected a downstream merger into and with us, with us as the surviving entity. The merger was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interest and the consolidated financial statements reflect the historical consolidated operations of Arcos Dorados Limited as if the reorganization structure had existed since Arcos Dorados Limited was incorporated in July 2006.

Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2015,” relate to our fiscal year ended on December 31 of that calendar year.

Operating Data

In January 2013, we made certain organizational changes in the structure of our geographical divisions in order to balance their relative weight in terms of number of restaurants and revenues. As a result of the reorganization effective January 1, 2013, Colombia and Venezuela, which were part of the South Latin America division, or “SLAD,” became part of the Caribbean division with headquarters located in Colombia. Therefore, from the beginning of 2013, SLAD is comprised of Argentina, Chile, Ecuador, Peru and Uruguay, and the Caribbean division is comprised of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela. Our other geographical divisions are

Brazil and the North Latin America division, or “NOLAD,” consisting of Costa Rica, Mexico and Panama. In accordance with ASC 280, Segment Reporting, we began reporting the results of the revised structure of our geographical divisions on our segment financial reporting in the first quarter of fiscal year 2013. In accordance with ASC 280, Segment Reporting, we have restated our comparative segment information as of and for the years ended December 31, 2012 and 2011 based on the structure prevailing since January 1, 2013.

We operate McDonald’s-branded restaurants under two different operating formats: those directly operated by us, or “Company-operated” restaurants, and those operated by franchisees, or “franchised” restaurants. All references to “restaurants” are to our freestanding, food court, in-store and mall store restaurants and do not refer to our McCafé locations or Dessert Centers. Systemwide data represents measures for both our Company-operated restaurants and our franchised restaurants.

We are the majority stakeholder in three joint ventures with third parties that collectively own 18 restaurants. We consider these restaurants to be Company-operated restaurants. We also have granted developmental licenses to 11 restaurants. Developmental licensees own or lease the land and buildings on which their restaurants are located and pay a franchise fee to us in addition to the continuing franchise fee due to McDonald’s. We consider these restaurants to be franchised restaurants.

Other Financial Measures

We disclose in this annual report a financial measure titled Adjusted EBITDA. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating expenses, net, and within general and administrative expenses in our statement of income: compensation expense related to a special award granted to our CEO; incremental compensation expense, including the compensation related to the extension of our 2008 long-term incentive plan; gains from sale or insurance recovery of property and equipment; write-offs and related contingencies of property and equipment; impairment of long-lived assets and goodwill; stock-based compensation related to the special awards under the 2011 Equity Incentive Plan; bonuses granted in connection with our initial public offering; reorganization and optimization plan expenses.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. In addition, we exclude gains from sale or insurance recovery of property and equipment not related to our core business; write-offs and related contingencies of property and equipment and impairment of long-lived assets and goodwill that do not result in cash payments; compensation expense related to the award granted to our CEO; stock-based compensation related to the special awards under the 2011 Equity Incentive Plan; incremental compensation expense related to the extension of our 2008 long-term incentive plan, reorganization and optimization plan expenses; and bonuses granted in connection with our initial public offering due to its special nature. In addition, in 2011 we excluded the incremental compensation expense that resulted from the remeasurement of our liability under our 2008 long-term incentive plan because of our decision in 2011 to replace the existing formula for determining the current value of the award with the quoted market price of our shares. While a GAAP measure for purposes of our segment reporting, Adjusted EBITDA is a non-GAAP measure for reporting our total Company performance. Our management believes, however, that disclosure of Adjusted EBITDA provides useful information to investors, financial analysts and the public in their evaluation of our operating performance.

Market Share and Other Information

Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission, or the SEC, website) and industry publications, including Millward Brown Optimor, the United Nations Economic Commission for Latin America and the Caribbean and the CIA World Factbook. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this annual report, have not been independently verified. However, we believe such data is accurate and agree that we are responsible for the accurate extraction of such information from such sources and its correct reproduction in this annual report.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified in “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

·	general economic, political, demographic and business conditions in Latin America and the Caribbean;

·	fluctuations in inflation and exchange rates in Latin America and the Caribbean;

·	our ability to implement our growth strategy;

·	the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors;

·	our ability to compete and conduct our business in the future;

·	changes in consumer tastes and preferences, including changes resulting from concerns over nutritional or safety aspects of beef, poultry, french fries or other foods or the effects of health pandemics and food-borne illnesses such as “mad cow” disease and avian influenza or “bird flu,” and changes in spending patterns and demographic trends, such as the extent to which consumers eat meals away from home;

·	the availability, location and lease terms for restaurant development;

·	our intention to focus on our restaurant reimaging plan;

·	our franchisees, including their business and financial viability and the timely payment of our franchisees’ obligations due to us and to McDonald’s;

·	our ability to comply with the requirements of the MFAs, including McDonald’s standards;

·	our decision to own and operate restaurants or to operate under franchise agreements;

·	the availability of qualified restaurant personnel for us and for our franchisees, and the ability to retain such personnel;

v

·	changes in commodity costs, labor, supply, fuel, utilities, distribution and other operating costs;

·	our ability, if necessary, to secure alternative distribution of supplies of food, equipment and other products to our restaurants at competitive rates and in adequate amounts, and the potential financial impact of any interruptions in such distribution;

·	changes in government regulation;

·	material changes in tax legislation;

·	other factors that may affect our financial condition, liquidity and results of operations; and

·	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

ENFORCEMENT OF JUDGMENTS

We are incorporated under the laws of the British Virgin Islands with limited liability. We are incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions, and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

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

The selected balance sheet data as of December 31, 2015 and 2014 and the income statement data for the years ended December 31, 2015, 2014 and 2013 of Arcos Dorados Holdings Inc. are derived from the consolidated financial statements included elsewhere in this annual report, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global. The selected balance sheet data as of December 31, 2013, 2012 and 2011 and the income statement data for the years ended December 31, 2012 and 2011 of Arcos Dorados Holdings Inc. are derived from consolidated financial statements audited by Pistrelli, Henry Martin y Asociados S.R.L., which are not included herein.

In January 2013, we made certain organizational changes in the structure of our geographical divisions in order to balance their relative weight in terms of number of restaurants and revenues. As a result of the reorganization effective January 1, 2013, Colombia and Venezuela, which were part of SLAD, became part of the Caribbean division with headquarters located in Colombia. Therefore, from the beginning of 2013, SLAD is comprised of Argentina, Chile, Ecuador, Peru and Uruguay, and the Caribbean division is comprised of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela. Our other geographical divisions are Brazil and NOLAD, consisting of Costa Rica, Mexico and Panama. In accordance with ASC 280 Segment Reporting, we began reporting the results of the revised structure of our geographical divisions on our segment financial reporting in the first quarter of fiscal year 2013. In accordance with ASC 280, Segment Reporting, we have restated our comparative segment information as of and for the years ended December 31, 2012 and 2011 based on the structure prevailing since January 1, 2013.

We were incorporated on December 9, 2010 as a direct, wholly owned subsidiary of Arcos Dorados Limited, the prior holding company for the Arcos Dorados business. On December 13, 2010, Arcos Dorados Limited effected a downstream merger into and with us, with us as the surviving entity. The merger was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interest and the consolidated financial statements reflect the historical consolidated operations of Arcos Dorados Limited as if the reorganization structure had existed since Arcos Dorados Limited was incorporated in July 2006. We did not commence operations until the Acquisition on August 3, 2007.

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

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands of U.S. dollars, except for share data)
Income Statement Data:
Sales by Company-operated restaurants	$2,930,379	$3,504,302	$3,859,883	$3,634,371	$3,504,12
Revenues from franchised restaurants	122,361	146,763	173,427	163,023	153,521
Total revenues	3,052,740	3,651,065	4,033,310	3,797,394	3,657,649
Company-operated restaurant expenses:
Food and paper	(1,037,487)	(1,243,907)	(1,350,515)	(1,269,146)	(1,216,141)
Payroll and employee benefits	(616,358)	(734,093)	(814,112)	(753,120)	(701,278)
Occupancy and other operating	(838,037)	(997,065)	(1,055,188)	(984,004)	(918,102)
Royalty fees	(149,089)	(173,663)	(188,885)	(180,547)	(170,400)
Franchised restaurants—occupancy	(54,242)	(63,939)	(63,273)	(56,057)	(51,396)
General and administrative expenses	(270,680)	(272,065)	(317,745)	(314,619)	(334,914)
Other operating income (expenses), net	6,560	(95,476)	(15,070)	(3,261)	(14,665)
Total operating costs and expenses	(2,959,333)	(3,580,208)	(3,804,788)	(3,560,754)	(3,406,896)
Operating income	93,407	70,857	228,522	236,640)	250,753
Net interest expense	(64,407)	(72,750)	(88,156)	(54,247)	(60,749)
Loss from derivative instruments	(2,894)	(685)	(4,141)	(891)	(9,237)
Foreign currency exchange results	(54,032)	(74,117)	(38,783)	(18,420)	(23,926)
Other non-operating (expenses)	(627	146	(848)	(2,119)	3,562
(Loss) income before income taxes	(28,553)	(76,549)	96,594	160,963	160,403
Income tax expense	22,816	(32,479)	(42,722)	(46,375)	(44,603)
Net (loss) income	(51,369)	(109,028)	53,872	114,588	115,800
Less: Net income attributable to non-controlling interests	(264)	(305)	(18)	(256)	(271)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	(51,633)	(109,333)	53,854	114,332	115,529
(Loss) earnings per share:
Basic net (loss) income per common share attributable to Arcos Dorados	$(0.25)	$(0.52)	$0.26	$0.55	$0.54
Diluted net (loss) income per common share attributable to Arcos Dorados	$(0.25)	$(0.52)	$0.26	$0.55	$0.54

	As of December 31,
	2015	2014	2013	2012	2011
	(in thousands of U.S. dollars, except for share data)
Balance Sheet Data:
Cash and cash equivalent	$112,519	$139,030	$175,648	$184,851	$176,301
Total current assets	378,996	447,196	666,451	601,498	588,614
Property and equipment, net	833,357	1,092,994	1,244,311	1,176,350	1,023,180
Total non-current assets	1,027,981	1,347,584	1,513,808	1,447,665	1,286,792
Total assets	1,406,977	1,794,780	2,180,259	2,049,163	1,875,406
Accounts payable	187,685	220,337	311,060	244,365	220,941
Short-term debt and current portion of long-term debt	164,099	38,684	12,276	2,202	3,811
Total current liabilities	577,673	542,066	659,156	578,278	589,292
Long-term debt, excluding current portion	494,743	761,080	771,171	649,968	525,951
Total non-current liabilities	542,414	795,127	825,804	724,579	606,485
Total liabilities	1,120,087	1,337,193	1,484,960	1,302,853	1,195,777
Total common stock	504,772	498,616	491,735	484,569	484,569
Total equity	286,890	457,587	695,299	746,310	679,629
Total liabilities and equity	1,406,977	1,794,780	2,180,259	2,049,163	1,875,406
Shares outstanding	210,538,896	210,216,043	209,867,426	209,529,412	209,529,412

	For the Years Ended December 31,
	2015	2014	2013(1)	2012(1)	2011(1)
	(in thousands of U.S. dollars, except percentages)
Other Data:
Total Revenues
Brazil	$1,361,989	$1,816,049	$1,842,324	$1,797,556	$1,890,824
Caribbean division(2)	398,144	594,220	830,447	754,730	663,981
NOLAD	367,364	385,114	407,772	384,041	355,265
SLAD	925,243	855,685	952,767	861,067	747,579
Total	3,052,740	3,651,065	4,033,310	3,797,394	3,657,649
Operating Income
Brazil	$135,657	$172,787	$188,445	$193,339	$246,926
Caribbean division(2)	(36,482)	(88,711)	37,837	40,692	32,475
NOLAD	11,775	(6,484)	(5,314)	(5,557)	(8,709)
SLAD	83,906	67,885	84,324	74,824	62,094
Corporate and others and purchase price allocation	(101,449)	(74,620)	(76,770)	(66,658)	(82,033)
Total	93,407	70,857	228,522	236,640	250,753
Operating Margin(3)
Brazil	10.0%	9.5%	10.2%	10.8%	13.1%
Caribbean division(2)	(9.2)	(14.9)	4.6	5.4	4.9
NOLAD	3.2	(1.7)	(1.3)	(1.4)	(2.5)
SLAD	9.1	7.9	8.9	8.7	8.3
Total	3.1%	1.9%	5.7%	6.2%	6.9%
Adjusted EBITDA(4)
Brazil	$192,939	$237,699	$245,957	$240,954	$289,462
Caribbean division(2)	5,679	(8,136)	67,180	69,109	53,754
NOLAD	34,489	27,701	27,397	26,738	19,551
SLAD	106,602	87,976	105,495	93,756	77,214
Corporate and others	(109,538)	(93,566)	(101,562)	(89,996)	(100,193)
Total	230,171	251,674	344,467	340,561	339,788
Adjusted EBITDA Margin(5)
Brazil	14.2%	13.1%	13.4%	13.4%	15.3%
Caribbean division(2)	1.4	(1.4)	8.1	9.2	8.1
NOLAD	9.4	7.2	6.7	7.0	5.5
SLAD	11.5	10.3	11.1	10.9	10.3
Total	7.5%	6.9%	8.5%	9.0%	9.3%
Other Financial Data:
Working capital(6)	$(198,677)	$(94,870)	$7,295	$23,224	$(678)
Capital expenditures(7)	92,055	170,638	313,786	300,482	325,852
Dividends declared per common share	0.24	0.24	0.24	0.24	0.17
Other Operating Data:
Systemwide comparable sales growth(8)(9)	9.9%	10.0%	11.2%	9.2%	13.7%
Brazil	1.9	1.8	6.6	5.2	9.3
Caribbean division(2)	25.0	24.7	19.6	13.3	14.5
NOLAD	1.2	(4.6)	(0.9)	4.4	8.5
SLAD	23.2	21.1	20.8	19.9	30.6
Systemwide average restaurant sales(9)(10)	$1,832	$2,268	$2,611	$2,603	$2,648
Systemwide sales growth(9)(11)	(17.7)%	(9.4)%	6.2%	3.6%	21.1%
Brazil	(24.2)	—	3.0	(4.6)	19.2
Caribbean division	(38.3)	(31.9)	10.3	14.2	22.4
NOLAD	(6.5)	(5.6)	4.7	5.9	14.9
SLAD	9.8	(9.3)	10.4	15.4	30.4

	As of December 31,
	2015	2014	2013	2012	2011
Number of systemwide restaurants	2,141	2,121	2,062	1,948	1,840
Brazil	883	866	812	731	662
Caribbean division	356	359	365	353	351
NOLAD	518	513	507	503	484
SLAD	384	383	378	361	343
Number of Company-operated restaurants	1,588	1,577	1,538	1,453	1,358
Brazil	615	614	583	533	488
Caribbean division	267	270	270	259	249
NOLAD	364	352	344	335	314
SLAD	342	341	341	326	307
Number of franchised restaurants	553	544	524	495	482
Brazil	268	252	229	198	174
Caribbean division	89	89	95	94	102
NOLAD	154	161	163	168	170
SLAD	42	42	37	35	36

(1)	Segment information as of and for the years ended December 31, 2012 and 2011 is presented based on the segment structure prevailing as of and from January 1, 2013. See “Presentation of Financial and Other Information—Operating Data.”

(2)	Currency devaluations in Venezuela have had a significant effect on our results of operations and have impacted the comparability of our results of operations in 2015 and 2014 as compared to 2013, 2012 and 2011. See “—Exchange Rates and Exchange Controls.”

(3)	Operating margin is operating income divided by total revenues, expressed as a percentage.

(4)	Adjusted EBITDA is a measure of our performance that is reviewed by our management. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies. Total Adjusted EBITDA is a non-GAAP measure. For our definition of Adjusted EBITDA, see “Presentation of Financial and Other Information—Other Financial Measures.”

Presented below is the reconciliation between net income and Adjusted EBITDA on a consolidated basis:

	For the Years Ended December 31,
Consolidated Adjusted EBITDA Reconciliation	2015	2014	2013	2012	2011
	(in thousands of U.S. dollars)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(51,633)	$(109,333)	$53,854	$114,332	$115,529
Plus (Less):
Net interest expense	64,407	72,750	88,156	54,247	60,749
Loss from derivative instruments	2,894	685	4,141	891	9,237
Foreign currency exchange results	54,032	74,117	38,783	18,420	23,926
Other non-operating expenses (income), net	627	(146)	848	2,119	(3,562)
Income tax expense	22,816	32,479	42,722	46,375	44,603
Net income attributable to non-controlling interests	264	305	18	256	271
Operating income	93,407	70,857	228,522	236,640	250,753
Plus (Less):
Items excluded from computation that affect operating income:
Depreciation and amortization	110,715	116,811	114,860	92,328	68,971
Compensation expense related to the award right granted to our CEO	—	—	—	—	2,214
Gains from sale or insurance recovery of property and equipment	(12,308)	(3,379)	(10,326)	(3,328)	(7,123)
Write-offs and related contingencies of property and equipment	6,038	7,111	6,489	4,259	3,570
Impairment of long-lived assets	12,343	50,886	2,958	1,982	1,715
Impairment of goodwill	679	2,029	—	683	2,077
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	210	2,503	1,964	7,997	5,703
Cash bonus related to the initial public offering	—	—	—	—	1,382
Reorganization and optimization plan expenses	18,346	4,707	—	—	—
Incremental compensation expense related to the 2008 Long-Term Incentive Plan	—	—	—	—	10,526
2008 Long-Term Incentive Plan incremental compensation from modification	741	149	—	—	—
Adjusted EBITDA	230,171	251,674	344,467	340,561	339,788

(5)	Adjusted EBITDA margin is Adjusted EBITDA divided by total revenues, expressed as a percentage.

(6)	Working capital equals current assets minus current liabilities.

(7)	Includes property and equipment expenditures and purchase of restaurant businesses paid at the acquisition date.

(8)	Systemwide comparable sales growth refers to the change in our restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. Systemwide comparable sales growth is provided and analyzed on a constant currency basis, which means it is calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. We believe this constant currency measure provides a more meaningful analysis of our business by identifying the underlying business trend, without distortion from the effect of foreign currency movements.

(9)	Systemwide comparable sales growth, systemwide average restaurant sales and systemwide sales growth are presented on a systemwide basis, which means they include sales by our Company-operated restaurants and our franchised restaurants. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

(10)	Systemwide average restaurant sales is calculated by dividing our sales for the relevant period by the arithmetic mean of the number of our restaurants at the beginning and end of such period.

(11)	Systemwide sales growth refers to the change in sales by all of our restaurants, whether operated by us or by our franchisees, from one period to another.

Exchange Rates and Exchange Controls

In 2015, 77.7% of our total revenues were derived from our restaurants in Argentina, Brazil, Mexico, Puerto Rico and Venezuela. While we maintain our books and records in U.S. dollars, our revenues are conducted in the local currency of the territories in which we operate, and as such may be affected by changes in the local exchange rate to the U.S. dollar. The exchange rates discussed in this section have been obtained from each country’s central bank or applicable ministry of finance. However, in most cases (except Venezuela), for consolidation purposes, we use a foreign currency to U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the aforementioned central banks and/or ministries of finance.

Argentina

On December 10, 2015, new president Mauricio Macri assumed office. Since then, the Macri Administration has announced several significant economic and policy reforms. Shortly after taking office, the Macri Administration devaluated the Argentine peso by 30% and eased currency controls existing in the country since 2001, when the country had implemented tightened restrictions on capital flows, imposed exchange controls, maintained an official U.S. dollar exchange rate and imposed transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. Exchange control restrictions impacted our ability to transfer funds abroad and prevented or delayed payments that our Argentine subsidiaries were required to make outside Argentina.

The Argentine peso depreciated 8.2% against the U.S. Dollar in 2011, 14.3% in 2012, 32.6% in 2013, 31.2% in 2014 and 52% in 2015.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Argentine pesos per U.S. dollar. The average rate is calculated by using the average of the Central Bank of Argentina’s reported exchange rates on each day during a monthly period and on the last day of each month during an annual or interim period. As of 28, 2016, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Argentina was ARS$14.170 per U.S. dollar.

	Period- End	Average for Period	Low	High
	(Argentine pesos per U.S. dollar)
	ARS$	ARS$	ARS$	ARS$
Year Ended December 31:
2011	4.303	4.130	3.972	4.304
2012	4.917	4.551	4.305	4.917
2013	6.518	5.479	4.923	6.518
2014	8.552	8.231	6.543	8.556
2015	12.9315	9.442	8.554	13.763
Quarter Ended:
March 31, 2016	14.581	14.479	13.069	15.919
Month Ended:
October 31, 2015	9.5111	9.490	9.427	9.546
November 30, 2015	9.688	9.627	9.427	9.688
December 31, 2015	12.9315	11.428	9.698	13.763
January 31, 2016	13.9515	13.654	13.069	13.941
February 29, 2016	15.8367	14.814	14.088	15.584
March 31, 2016	14.581	14.961	14.245	15.919
April 30, 2016 (through April 28, 2016)	14.170	14.417	14.140	14.779

Note: For consolidation purposes, we use an Argentine peso / U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the Central Bank of Argentina.

Exchange Controls

In June 2005, the Argentine government issued Decree 616/05, which established additional restrictions over all capital flows that could result in future payment obligations of foreign currency by residents to non-residents. Pursuant to the decree, all private sector indebtedness of physical persons or corporations in Argentina were required to be agreed upon and repaid not prior to 365 days from the date of entry of the funds into Argentina, regardless of the form of repayment. The decree outlined several types of transactions that were exempted from its requirements, including foreign trade financings and primary offerings of debt securities issued pursuant to a public offering and listed on an authorized market.

In addition, the decree stipulated that all capital inflows within the private sector to the local exchange market due to foreign indebtedness of physical persons or corporations within Argentina (excluding foreign trade financings and primary offerings of debt securities issued pursuant to a public offering and listed on an authorized market), as well as all capital inflows of non-residents received by the local exchange market destined for local money holdings, all kinds of financial assets or liabilities of the financial and non-financial private sector (excluding foreign direct investment and primary offerings of debt securities issued pursuant to a public offering and listed on an authorized market) and investments in securities issued by the public sector that are acquired in secondary markets, had to meet certain requirements described in section 4 of the decree, as outlined below:

·	the funds could only be transferred outside the local exchange market after a 365-day period from the date of entry of the funds into Argentina (the “Minimum Stay Period”) of 365 calendar days;

·	any amounts resulting from the exchange of the funds had to be credited to an account within the Argentine banking system;

·	a non-transferable, non-interest-bearing deposit had to be maintained for a term of 365 calendar days, in an amount equal to 30% of any inflow of funds to the local foreign exchange market (the “Deposit”); and

·	the deposit shall be in U.S. dollars in any of the financial entities of Argentina and could not be used as collateral or guaranty for any credit transaction. Any breach of the provisions of Argentine foreign exchange regulations is subject to criminal penalties.

The requirements of Decree 616/2015 were subsequently eased by the new administration as detailed below.

On December 18, 2015, through Resolution No. 3/2015, the Ministry of Treasury and Public Finance amended Executive Decree No. 616/2005, stating that for new indebtedness incurred as of December 17, 2015, (i) there will be a Minimum Stay Period of 120 calendar days from the date of entry of the funds into Argentina (instead of a 365 Minimum Stay Period that was previously required) and that (ii) no deposits will be necessary.

Moreover, foreign loans received by Argentine residents are not required to be settled through the local market, however, settlement through the local market is required for the repayment of such foreign loans.

Regarding payment by local residents of services rendered to them, access to the local exchange market for payment of services rendered by non-residents is subject to filing with the intervening bank of documentation evidencing the nature of the service rendered, that it was indeed rendered by a non-resident to a local resident and the amounts due for such services that are to be transferred abroad. If the service rendered is not directly related to the activities of the local resident, an auditor’s report must also be filed with the intervening bank, certifying that the service was in fact rendered and detailing the back-up information reviewed for such purpose. The new administration of the Central Bank of Argentina established a distinction between debt for services performed and/or accrued up to and including December 16, 2015 and those performed and/or accrued thereafter. For any services performed and/or accrued after December 16, 2015, any applicable payments may be made without an amount limitation and access will be allowed to the local foreign exchange market in accordance with the provisions of applicable regulations governing local foreign exchange market access for the payment of services provided by non-residents.

In respect of debt incurred for services performed and/or accrued up to and including December 16, 2015, except for certain exceptions, Communication “A” 5850 issued by the Central Bank of Argentina provided that payments could be performed and access to the local foreign exchange market was allowed, provided that applicable regulations were complied with and in accordance with a time schedule pursuant to which quantitative limitations were to be eliminated as of June 2016. Pursuant to Communication “A” 5955, the time schedule was reduced, and as of April 22, 2016, no quantitative limitations remained in effect.

Interest Payments. Access to the local exchange market for paying interest is allowed if it is related to unpaid debts or if settlement occurs simultaneously with the payment of capital. Foreign currency necessary to pay interest on foreign indebtedness may be purchased and transferred abroad:

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

In order to proceed with remittances abroad for debt interest payments of all types, the entities involved must first verify that the debtor has complied with the reporting requirements imposed under Communication “A” 3602, dated May 7, 2002, and under Communication “A” 4237, dated November 10, 2004, in case the lender is part of the debtor’s economic group and meets all other requirements set forth in Communication “A” 5264 (as amended and supplemented).

Principal Repayments. Notwithstanding the fact that new foreign financial indebtedness incurred by the private non-financial sector, the financial sector and Argentine local governments as of December 17, 2015 are not subject to the requirement of having the proceeds from such indebtedness transferred and settled through the local foreign exchange market and therefore converted into Argentine pesos, the settlement of funds through the local foreign exchange market will be necessary for subsequent access and to acquire the foreign currency in order to repay principal and interest. In addition, foreign currency necessary to pay principal on foreign indebtedness owed by the private non-financial sector may only proceed after expiration of the Minimum Stay Period of 120 calendar days from the date of the transfer into Argentina of the relevant amount.

Furthermore, pursuant to Communication “A” 5899, issued by the Central Bank of Argentina, entities may grant Argentine residents access to the local foreign exchange market to make principal and interest payments, without any funds inflows into Argentina, in respect of foreign financial debts arising from financings granted by a non-resident seller for direct investment assets and/or non-financial, non-produced asset purchases within Argentina, provided that certain requirements are complied with.

Principal Prepayments. In the case of foreign financial indebtedness settled through the local foreign exchange market, as of December 17, 2015, debtors of the private non-financial sector will have access to the local foreign exchange market for prepayment of their foreign financial debt subject to compliance with the 120-calendar-day term of the Minimum Stay Period.

In the case of foreign financial indebtedness settled through the local foreign exchange market on or prior to December 16, 2015, access to the local foreign exchange market for the prepayment of principal under foreign indebtedness incurred by Argentine residents of the private non-financial sector is allowed: (i) at any time within 10 business days prior to maturity, to the extent the applicable Minimum Stay Period has been complied with; (ii) with the necessary operational anticipation for the payment of principal installments, whose payment depends on the enforcement of specific contractual conditions; (iii) before such 10-business-day term prior to maturity, whether in whole or in part, if the payment is entirely financed with external funds destined to capital contributions to the extent the applicable Minimum Stay Period has been complied with; or (iv) before such 10-business-day term prior to maturity, whether in whole or in part, to the extent the applicable Minimum Stay Period has been complied with, and the payment is entirely financed with new foreign debts settled through the local foreign exchange market and/or through the issuance of bonds or other debt instruments that meet the conditions of being considered foreign debt issuance. Argentine companies that belong to the same economic group may use this benefit, provided that such condition is met at a consolidated level.

In all cases of anticipated principal payments, the payment must be to the creditor or the payment agent of the obligation for its immediate payment to the lender. The obligation stops bearing interest for the pre-canceled portion from the date of the payment to the lender.

Foreclosure of Local Guarantees. Access to the local foreign exchange market for payment of foreign indebtedness is limited to the resident debtor. In such sense, any guarantor of any cross-border financing that is an Argentine resident shall not have access to the local foreign exchange market in order to make payments or transfer funds abroad pursuant to the guarantee, or may be subject to maximum thresholds for any such payment or transfer abroad. However, as of the date hereof, subject to the satisfaction of certain conditions, resident individuals, legal entities from the private sector organized in Argentina and not authorized to deal in foreign exchange, certain trusts and other estates domiciled in Argentina, as well as Argentine local governments will be allowed access to the local foreign exchange market without the prior authorization of the Central Bank of Argentina to purchase foreign currency without specific allocation (atesoramiento) for up to U.S.$2.0 million per calendar month.

Dividends. Additionally, access to the local foreign exchange market is permitted for remittances abroad to pay earnings and dividends in so far as they arise from closed and audited financial statements (Communication “A” 5264, as amended and supplemented).

Notwithstanding the above, although the purchase of foreign currency to pay dividends abroad is legally permitted, during the last few years under the Cristina Fernández de Kirchner administration, the payment of dividends abroad was being delayed or denied as a result of factual restrictions by the Central Bank of Argentina. This limitation was part of several informal foreign exchange measures implemented by the former Argentine government with the purpose of restricting the outflow of foreign currency in order to obtain a favorable balance between the inflows and outflows of foreign currency. Notwithstanding the measures recently adopted by the new administration, the Central Bank of Argentina and the federal government in the future may impose additional exchange controls that impact our ability to transfer funds abroad and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina.

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

The Brazilian Monetary Council may issue further regulations in relation to foreign exchange transactions, as well as on payments and transfers of Brazilian currency between Brazilian residents and non-residents (such transfers being commonly known as the international transfer of reais), including those made through so-called non-resident accounts.

Brazilian law also imposes a tax on foreign exchange transactions, or “IOF/Exchange,” on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. As of October 7, 2014, the general IOF/Exchange rate applicable to almost all foreign currency exchange transactions was increased from zero to 0.38%, although other rates may apply in particular operations, such as the below transactions which are currently not taxed:

·	inflow related to transactions carried out in the Brazilian financial and capital markets, including investments in our common shares by investors which register their investment under Resolution No. 4,373;

·	outflow related to the return of the investment mentioned under the first bulleted item above; and

·	outflow related to the payment of dividends and interest on shareholders’ equity in connection with the investment mentioned under the first bulleted item above.

Notwithstanding these rates of the IOF/Exchange, in force as of the date hereof, the Minister of Finance is legally entitled to increase the rate of the IOF/Exchange to a maximum of 25% of the amount of the currency exchange transaction, but only on a prospective basis.

The Brazilian real depreciated 21.6% against the U.S. dollar in 2011, 9.0% in 2012, 14.6% in 2013, 13.4% in 2014, 47.0% in 2015 and 10.9% in the first quarter of 2016.

Although the Central Bank of Brazil has intervened occasionally to control movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of capital movements or other factors, and, therefore, the Brazilian real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

Brazilian law further provides that whenever there is a significant imbalance in Brazil’s balance of payments or reasons to foresee such a significant imbalance, the Brazilian government may, and has done so in the past, impose temporary restrictions on the remittance of funds to foreign investors of the proceeds of their investments in Brazil. The likelihood that the Brazilian government would impose such restricting measures may be affected by the extent of Brazil’s foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole and other factors. We cannot assure you that the Central Bank will not modify its policies or that the Brazilian government will not institute restrictions or delays on cross-border remittances in respect of securities issued in the international capital markets.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar as reported by the Central Bank of Brazil. As of April 28, 2015, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Brazil was R$3.499 per U.S. dollar.

	Period- End	Average for Period	Low	High
	(Brazilian reais per U.S. dollar)
	R$	R$	R$	R$
Year Ended December 31:
2011	1.876	1.675	1.535	1.902
2012	2.044	1.959	1.702	2.112
2013	2.343	2.160	1.953	2.446
2014	2.656	2.358	2.197	2.740
2015	3.905	3.388	2.569	4.195
Quarter Ended:
March 31, 2016	3.559	3.902	3.559	4.156
Month Ended:
October 31, 2015	3.859	3.880	3.739	4.001
November 30, 2015	3.851	3.776	3.701	3.851
December 31, 2015	3.905	3.871	3.748	3.983
January 31, 2016	4.042	4.052	3.986	4.155
February 29, 2016	3.979	3.973	3.865	4.049
March 31, 2016	3.558	3.703	3.558	3.991
April 30, 2016 (through April 28, 2016)	3.499	3.572	3.499	3.692

Note: For consolidation purposes, we use a Brazilian reais / U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the Central Bank of Brazil.

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

The following table sets forth, for the periods indicated, the high, low, average and period-end free-market exchange rate for the purchase of U.S. dollars, expressed in nominal Mexican pesos per U.S. dollar, as reported by the Central Bank of Mexico in the Federal Official Gazette. All amounts are stated in Mexican pesos per U.S. dollar. The annual and interim average rates reflect the average of month-end rates, and monthly average rates reflect the average of daily rates. As of April 28, 2015, the free-market exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Mexico in the Federal Official Gazette as the rate of payment of obligations denominated in non-Mexican currency payable in Mexico was Ps.17.40 per U.S. dollar.

	Period End	Average for Period	Low	High
	(Mexican pesos per U.S. dollar)
	Ps.	Ps.	Ps.	Ps.
Year Ended December 31:
2011	13.98	12.48	11.50	14.24
2012	12.99	13.17	12.63	14.39
2013	13.07	12.84	11.98	13.44
2014	14.73	13.36	12.85	14.79
2015	17.34	15.87	14.56	17.38
Quarter Ended:
March 31, 2016	17.25	18.07	17.25	19.18
Month Ended:
October 31, 2015	16.62	16.58	16.40	16.91
November 30, 2015	16.58	16.63	16.42	16.87
December 31, 2015	17.34	17.04	16.51	17.38
January 31, 2016	18.29	18.03	17.25	18.61
February 29, 2016	18.17	18.48	18.06	19.18
March 31, 2016	17.25	17.69	17.25	18.10
April 30, 2016 (through April 28, 2016)	17.40	17.50	17.24	17.89

Note: For consolidation purposes, we use a Mexican peso/U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the Central Bank of Mexico.

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

McDonald’s has the right, in its reasonable business judgment based on our satisfaction of certain criteria set forth in the MFAs, to grant us an option to extend the term of the MFAs with respect to all Territories for an additional period of 10 years after the expiration of the initial term of the MFAs upon such terms as McDonald’s may determine. Pursuant to the MFAs, McDonald’s will determine whether to grant us the option to renew between August 2020 and August 2024. If McDonald’s grants us the option to renew and we elect to exercise the option, then we and McDonald’s will amend the MFAs to reflect the terms of such renewal option, as appropriate. We cannot assure you that McDonald’s will grant us an option to extend the term of the MFAs or that the terms of any renewal option will be acceptable to us, will be similar to those contained in the MFAs or will not be less favorable to us than those contained in the MFAs.

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

Pursuant to the MFAs, McDonald’s has the ability to exercise substantial influence over the conduct of our business. For example, under the MFAs, we are not permitted to operate any other QSR chains, we must comply with McDonald’s high-quality standards, we must own and operate at least 50% of all McDonald’s-branded restaurants in the Territories, we must maintain certain guarantees in favor of McDonald’s, including a standby letter of credit (or other similar financial guarantee acceptable to McDonald’s) in an amount of $80.0 million, to secure our payment obligations under the MFAs and related credit documents, we cannot incur debt above certain financial ratios, we cannot transfer the equity interests of our subsidiaries, any significant portion of their assets or any of the real estate properties we own without McDonald’s consent, and McDonald’s has the right to approve the appointment of our chief executive officer and chief operating officer. In addition, the MFAs require us to reinvest a significant amount of money, including through reimaging our existing restaurants, opening new restaurants and advertising, which plans McDonald’s has the right to approve. Under the 2014-2016 restaurant opening and reinvestment plan, we were required to open 250 restaurants and spend $180 million from 2014 through 2016. On August 10, 2015, however, we reached an agreement with McDonald’s to amend the 2014-2016 opening plan, mainly in order to adjust this plan to the current economic realities of the region. Under the revised plan, we committed to opening a minimum of 150 new restaurants over the three-year period, down from the original 250. The Company is also committed to executing at least 140 reimages over the three-year period. We estimate that the cost to comply with our restaurant opening commitments under the MFAs from 2014 through 2016 will be between $151 million and $181 million, depending on, among other factors, the type and location of the restaurants we open. We cannot assure you that we will have available the funds necessary to finance these commitments, and their satisfaction may require us to incur additional indebtedness, which could adversely affect our financial condition. Moreover, we may not be able to obtain additional indebtedness on favorable terms, or at all. Failure to comply with these commitments could constitute a material breach of the MFAs and may lead to a termination by McDonald’s of the MFAs.

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

For certain periods of 2014, 2015 and 2016, McDonald’s Corporation granted us limited waivers for our non-compliance with certain quarterly financial ratios specified in the MFA; a failure to extend such waiver or comply with our original commitments could result in a material breach of the MFA.

During certain periods of 2014, 2015 and 2016, we were not in compliance with certain quarterly financial ratios specified in the MFA. We have obtained a limited waiver from McDonald’s Corporation through and including March 31, 2016. During the waiver period we were not required to maintain these quarterly financial ratios; however, we will need to obtain an extension of the MFA waiver to avoid breaching our commitments under the MFA. If we are unable to obtain an extension of the waiver or to comply with our original commitments under the MFA, we could be in material breach. Our breach of the MFA would give McDonald’s certain rights, including the ability to acquire all or portions of our business. See “Item 10. Additional Information—C. Material Contracts—The MFAs.”

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

McDonald’s has the option to acquire all, but not less than all, of our non-public shares at 100% of their fair market value during the twelve-month period following the eighteen-month anniversary of the death or permanent incapacity of Mr. Staton, our Executive Chairman and controlling shareholder. In addition, if there is a material breach that relates to one or more Territories in which there are at least 100 restaurants in operation, McDonald’s has the right either to acquire all of our non-public shares or our interests in our subsidiaries in such Territory or Territories. By contrast, if the initial material breach of the MFAs affects or is attributable to any of the Territories in which there are less than 100 restaurants in operation, McDonald’s only has the right to acquire the equity interests of any of our subsidiaries in the relevant Territory. For example, since we have more than 100 restaurants in Mexico, if a Mexican subsidiary were to materially breach the MFA, McDonald’s would have the right either to acquire our entire business throughout Latin America and the Caribbean or just our Mexican operations, whereas upon a similar breach by our Ecuadorean subsidiary, McDonald’s would only have the right to acquire our interests in our operations in Ecuador.

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

Our business has grown significantly since the Acquisition, largely due to the opening of new restaurants in existing and new markets within the Territories, and also from an increase in comparable store sales. Our total number of restaurant locations has increased from 1,569 at the date of the Acquisition to 2,141 as of December 31, 2015. However, during 2014 and 2015, our rate of restaurant openings slowed. This was mainly due to a shift in capital allocation strategy to increase our focus on existing restaurants over continued expansion.

Our growth is, to a certain extent, dependent on new restaurant openings and therefore may not be constant from period to period; it may accelerate or decelerate in response to certain factors. There are many obstacles to opening new restaurants, including determining the availability of desirable locations, securing reliable suppliers, hiring and training new personnel and negotiating acceptable lease terms, and, in times of adverse economic conditions, franchisees may be more reluctant to provide the investment required to open new restaurants and may have difficulty obtaining sufficient financing. In addition, our growth in comparable store sales is dependent on continued economic growth in the countries in which we operate as well as our ability to continue to predict and satisfy changing consumer preferences.

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

Supply chain management is an important element of our success and a crucial factor in optimizing our profitability. We use McDonald’s centralized supply chain management model, which relies on approved third-party suppliers and distributors for goods, and we generally use several suppliers to satisfy our needs for goods. This system encompasses selecting and developing suppliers of core products—beef, chicken, buns, produce, cheese, dairy mixes, beverages and toppings—who are able to comply with McDonald’s high-quality standards, and establishing sustainable relationships with these suppliers. McDonald’s standards include cleanliness, product consistency, timeliness, following internationally recognized manufacturing practices, meeting or exceeding all local food regulations and compliance with our Hazard Analysis Critical Control Plan, a systematic approach to food safety that emphasizes protection within the processing facility, rather than detection, through analysis, inspection and follow-up.

Our 35 largest suppliers account for approximately 80% of our purchases. Very few of our suppliers have entered into written contracts with us as we only have oral agreements with a vast majority of them. Our supplier approval process is thorough and lengthy in order to ensure compliance with McDonald’s high-quality standards. We therefore tend to develop strong relationships with approved suppliers and, given our importance to them, have found that oral agreements with them are generally sufficient to ensure a reliable supply of quality products. While we source our supplies from many approved suppliers in Latin America and the Caribbean, thereby reducing our dependence on any one supplier, the informal nature of the majority of our relationships with suppliers means that we may not be assured of long-term or reliable supplies of products from those suppliers.

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

As of December 31, 2015, 25.83% of our restaurants were franchised. Under our franchise agreements, we receive monthly payments which are, in most cases, the greater of a fixed rent or a certain percentage of the franchisee’s gross sales. Franchisees are independent operators over whom we exercise control through the franchise agreements, by owning or leasing the real estate upon which their restaurants are located and through our operating manual that specifies items such as menu choices, permitted advertising, equipment, food handling procedures, product quality and approved suppliers. Our operating results depend to a certain extent on the restaurant profitability and financial viability of our franchisees. The concurrent failure by a significant number of franchisees to meet their financial obligations to us could jeopardize our ability to meet our obligations.

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

We are dependent on franchisees to maintain McDonald’s quality, service and cleanliness standards, and their failure to do so could materially affect the McDonald’s brand and harm our future growth. Although we exercise significant control over franchisees through the franchise agreements, franchisees have some flexibility in their operations, including the ability to set prices for our products in their restaurants, hire employees and select certain service providers. In addition, it is possible that some franchisees may not operate their restaurants in accordance with our quality, service, cleanliness, health or product standards. Although we take corrective measures if franchisees fail to maintain McDonald’s quality, service and cleanliness standards, we may not be able to identify and rectify problems with sufficient speed and, as a result, our image and operating results may be negatively affected.

Ownership and leasing of a broad portfolio of real estate exposes us to potential losses and liabilities.

As of December 31, 2015, we owned the land for 501 of our 2,141 restaurants and the buildings for all but 11 of our restaurants. The value of these assets could decrease or rental costs could increase due to changes in local demographics, the investment climate and increases in taxes.

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

As of December 31, 2015, we had $654.2 million in total outstanding indebtedness, consisting of $2.5 million in short-term debt and $656.3 million in long-term debt, partially offset by $4.6 million related to the fair market value of our outstanding derivative instruments. The agreements governing our outstanding indebtedness contain covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For instance, we are subject to negative covenants that restrict some of our activities, including restrictions on:

·	creating liens;

·	paying dividends;

·	maintaining certain leverage ratios;

·	entering into sale and lease-back transactions; and

·	consolidating, merging or transferring assets.

During certain periods of 2014, we were not in compliance with certain quarterly financial ratios specified in our revolving credit facility with Bank of America, N.A. and our 2012 total return equity swap with Goldman Sachs International. We were able to successfully negotiate an amendment to each of the revolving credit facility and the total return equity swap to increase these financial ratios. We are currently in compliance with the revised ratios in our credit facility, and the total return equity swap matured on September 12, 2015. Effective as of October 1, 2015, the Company entered into a revolving credit facility with JPMorgan Chase Bank, N.A., for up to $25 million maturing on October 1, 2016, with the same covenants. On March 29, 2016, we entered into a secured loan agreement with Citibank N.A., Bank of America N.A., Itau BBA International plc, JPMorgan Chase Bank N.A. and Banco Santander (Brasil) S.A., Cayman Islands Branch for R$613.9 million ($167.3 million as of the signing date). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Net Cash (used in) Financing Activities—Revolving Credit Facilities”; “Item 10. Additional Information—C. Material Contracts—The 2012 Swap Transaction”; and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Net Cash (used in) Financing Activities—The 2016 Secured Loan Agreement.”

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

We have a strong management team with broad experience in product development, supply chain management, operations, finance, marketing and training. Our growth plans place substantial demands on our management team, and future growth could increase those demands. In addition, pursuant to the MFAs, McDonald’s is entitled to approve the appointment of our chief executive officer and chief operating officer. Our ability to manage future growth will depend on the adequacy of our resources and our ability to continue to identify, attract and retain qualified personnel. Failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Also, the success of our operations depends in part on our ability to attract and retain qualified regional and restaurant managers and general staff. If we are unable to recruit and retain our employees, or fail to motivate them to provide quality food and service, our image, operations and growth could be adversely affected.

The resignation, termination, permanent incapacity or death of our Executive Chairman could adversely affect our business, results of operations, financial condition and prospects.

Due to Mr. Staton’s unique experience and leadership capabilities, it would be difficult to find a suitable successor for him if he were to cease serving as Executive Chairman for any reason. In the event of Mr. Staton’s death or permanent incapacity, pursuant to the MFA, McDonald’s has the right to acquire all of our non-public shares during the twelve-month period beginning on the eighteenth-month anniversary of his death or incapacity.

Pursuant to the MFA, McDonald’s is entitled to approve the appointment of our chief executive officer.

In the event that we need to appoint a new CEO, we must submit to McDonald’s the name of such proposed successor for McDonald’s approval. If we and McDonald’s have not agreed upon a successor CEO after six months, McDonald’s may designate a temporary CEO in its sole discretion pending our submission of information relating to a further candidate and McDonald’s approval of that candidate. A delay in finding a suitable successor CEO could adversely affect our business, results of operations, financial condition and prospects.

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

As of December 31, 2015, we had 83,348 employees. Controlling labor costs is critical to our results of operations, and we closely monitor those costs. Some of our employees are paid minimum wages; any increases in minimum wages or changes to labor regulations in the Territories could increase our labor costs. For example, in January 2015, Venezuela announced a 20% increase in the minimum wage. In Argentina, a law enacted in November 2010 requires companies to pay overtime to all employees (except directors and managers). In addition, recently proposed bills have attempted to implement additional payments for weekends and mandatory employee profit-sharing, but none of those have been enacted by Congress. In Brazil, during 2012, we decided to transition all of our employees to a fixed hourly schedule. Under the new schedule, employees work between 180 and 220 hours per month, with proportional wages based on the number of hours set forth in the employment contract. In 2013, pursuant to the Pernambuco Labor Court ruling, we completed the transition to a fixed hourly schedule according to the time frame agreed to in the ruling. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Brazilian Labor Litigation.” These or similar regulations, if adopted, may have an adverse impact on our results of operations. Competition for employees could also cause us to pay higher wages.

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

Since we conduct our business in many countries in Latin America and the Caribbean, we are subject to the application of multiple tax laws and multinational tax conventions. Our effective tax rate therefore depends on these tax laws and multinational tax conventions, as well as on the effectiveness of our tax planning abilities. Our income tax position and effective tax rate are subject to uncertainty as our income tax position for each year depends on the profitability of Company-operated restaurants and on the profitability of franchised restaurants operated by our franchisees in tax jurisdictions that levy a broad range of income tax rates. It is also dependent on changes in the valuation of deferred tax assets and liabilities, the impact of various accounting rules, changes to these rules and tax laws and examinations by various tax authorities. If our actual tax rate differs significantly from our estimated tax rate, this could have a material impact on our financial condition. In addition, any increase in the rates of taxes, such as income taxes, excise taxes, value added taxes, import and export duties, and tariff barriers or enhanced economic protectionism could negatively affect our business. Fiscal measures that target either QSRs or any of our products could also be taken.

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

Given that we conduct our business in many countries, we may be subject to multi-jurisdictional private and governmental lawsuits, including but not limited to lawsuits relating to labor and employment practices, taxes, trade and business practices, franchising, intellectual property, consumer, real property, landlord/tenant, environmental, advertising, nutrition and antitrust matters. In the past, QSR chains have been subject to class-action lawsuits claiming that their food products and promotional strategies have contributed to the obesity of some customers. We cannot guarantee that we will not be subject to these types of lawsuits in the future. We may also be the target of pressure tactics such as strikes, boycotts and negative publicity from government officials, suppliers, distributors, employees, unions, special interest groups and customers that may negatively affect our reputation.

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

Although competitive conditions in the QSR industry vary in each of the countries in which we conduct our operations, we compete with many well-established restaurant companies on price, brand image, quality, sales promotions, new product development and restaurant locations. Since the restaurant industry has few barriers to entry, our competitors are diverse and range from national and international restaurant chains to individual, local restaurant operators. Our largest competitors include Burger King, Yum! Brands (which operates KFC restaurants and Pizza Hut and Pizza Hut Express restaurants), Carl’s Junior and Subway. In Brazil, we also compete with Habib’s, a Brazilian QSR chain that focuses on Middle Eastern food, and Bob’s, a primarily Brazilian QSR chain that focuses on hamburger product offerings. We also face strong competition from street vendors of limited product offerings, including hamburgers, hot dogs, pizzas and other local food items. We expect competition to increase as our competitors continue to expand their operations, introduce new products and aggressively market their brands.

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

Food and paper costs represented 34.0% of our total revenues in 2015, and we import approximately 25% of our food and paper raw materials (excluding toys) and 100% of our Happy Meal toys. We rely on, among other commodities, beef, chicken, produce, dairy mixes, beverages and toppings. The cost of food and supplies depends on several factors, including global supply and demand, new product offerings, weather conditions, fluctuations in energy costs and tax incentives, all of which makes us susceptible to substantial price and currency fluctuations and other increased operating costs. Due to the competitive nature of the restaurant industry, we may be unable to pass increased operating costs on to our customers, which could have an adverse effect on our results of operations.

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

In addition, incidents of health pandemics, food-borne illnesses or food tampering could reduce sales in our restaurants. Widespread illnesses such as avian influenza, the H1N1 influenza virus, e-coli, bovine spongiform encephalopathy (or “mad cow” disease), hepatitis A or salmonella could cause customers to avoid meat or fish products. For example, the H1N1 influenza virus outbreak in Argentina and Mexico in 2009 significantly impacted our sales in those countries. Furthermore, our reliance on third-party food suppliers and distributors increases the risk of food-borne illness incidents being caused by third-party food suppliers and distributors who operate outside of our control and/or multiple locations being affected rather than a single restaurant. The recent events in our region related to the Dengue and Zika viruses has resulted in heightened health concerns in the region, which could reduce the visits to our restaurants if these cases are not controlled. The last reports of the Panamerican Health Association related to Processed and Ultra Processed Foods put our products on the list of their recommendations to avoid the consumption of or to apply additional taxes or restrictions to media ads.

Food safety events involving McDonald’s outside of Latin America or other well-known QSR chains could negatively impact our business industry. Another extended issue in our region is the use of social media to post complaints against the QSR segment and the use of mobile phones to capture any deviation in our processes, products or facilities. Media reports of health pandemics or food-borne illnesses found in the general public or in any QSR could dramatically affect restaurant sales in one or several countries in which we operate, or could force us to temporarily close an undetermined number of restaurants. As a restaurant company, we depend on consumer confidence in the quality and safety of our food. Any illness or death related to food that we serve could substantially harm our operations. While we maintain extremely high standards for the quality of our food products and dedicate substantial resources to ensure that these standards are met, the spread of these illnesses is often beyond our control and we cannot assure you that new illnesses resistant to any precautions we may take will not develop in the future.

In addition, our industry has long been subject to the threat of food tampering by suppliers, employees or customers, such as the addition of foreign objects to the food that we sell. Reports, whether true or not, of injuries caused by food tampering have in the past negatively affected the reputations of QSR chains and could affect us in the future. Instances of food tampering, even those occurring solely at competitor restaurants, could, by causing negative publicity about the restaurant industry, adversely affect our sales on a local, regional, national or system-wide basis. A decrease in customer traffic as a result of public health concerns or negative publicity could materially affect our business, results of operations and financial condition.

Restrictions on promotions and advertisements directed at families with children and regulations regarding the nutritional content of children’s meals may harm McDonald’s brand image and our results of operations.

A significant portion of our business depends on our ability to make our product offerings appealing to families with children. Argentina, Brazil, Chile, Colombia, Ecuador, Mexico, Peru and Uruguay are considering imposing, or have already imposed, restrictions on the ways in which we market our products, including proposals restricting our ability to advertise directly to children through the use of toys and to sell toys in conjunction with food.

In June 2012, Chile passed a law banning the inclusion of toys in children’s meals with certain nutritional characteristics. This law will go into effect on June 26, 2016. The ban in Chile also restricts advertisements to children under the age of 14. A bill currently under discussion proposes to restrict advertisements on television and radio between 6:00 p.m. and 10:00 p.m. This bill will affect food products that exceed the limits of nutrient content set by the Chilean authorities. While it is difficult to predict how the Chilean authorities will determine the scope of the law, we currently do not expect that these Chilean regulations will have a material impact on our consolidated results.

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

Since 2014, the Mexican Ministry of Health empowered the Federal Commission for Prevention of Sanitary Risks (Comisión Federal para la Protección contra Riesgos Sanitarios or COFEPRIS) to regulate advertising directed at families with children. On April 15, 2014, COFEPRIS issued certain regulations which establish the maximum contents of fat, sodium and sugars that every meal advertised to children on television and in cinemas may contain. In February of 2015, COFEPRIS ordered us to stop advertising Happy Meals on television until we disclosed all the nutritional information for Happy Meals to COFEPRIS. We provided this information to COFEPRIS, but we have not yet received any legal authorization to advertise Happy Meals either during the general times when children may be watching television or during any programming geared towards children. Generally, we are prohibited from advertising Happy Meals from 2:30 p.m. to 7:30 p.m., Monday through Friday, and from 7:00 a.m. to 7:00 p.m. on Saturday and Sunday.

In Brazil, the Federal Prosecutor’s Office filed suit in 2009 seeking to enjoin various QSRs, including us, from selling toys. The Lower Federal Court in São Paulo ruled that the lawsuit was without merit. The Prosecutor’s Office filed an appeal against this decision, which will be adjudicated by the Regional Federal Court in São Paulo. As of the date of this annual report, this appeal is still pending and the outcome remains uncertain. In addition, the number of proposed laws seeking to restrict the sale of toys with meals increased significantly in Brazil at the federal, state and municipal levels. In April 2013, a consumer protection agency in Brazil fined us $1.6 million for a 2010 advertising campaign relating to our offering of meals with toys from the motion picture Avatar. We filed a lawsuit seeking to annul the fine. The Lower Civil Court granted an injunction, suspending the fine. The consumer protection agency subsequently appealed and the Appellate Court in São Paulo upheld the decision. The lower court ruled there was no basis for the penalty and the consumer protection agency appealed this decision. The Appellate Court in São Paulo ruled the case groundless and the consumer protection agency filed a special appeal against this decision. As of the date of this annual report, this special appeal is still pending and the outcome remains uncertain. Although similar fines relating to our current and previous advertising campaigns involving the sale of toys may be possible in the future, as of the date of this annual report, we are unaware of any other such fines.

On July 28, 2014, Colombia enacted Decree 975 of 2014, which sets forth certain directives regarding advertising directed at children. These directives include, (i) limiting any insinuation that the food and beverage being advertised is a substitute for any of the principal daily meals; (ii) any advertising directed at children or adolescents, during certain times of the day when children and adolescents are more likely to be consuming such advertising, must include disclosure that the advertisement is not part of the actual program; and (iii) requiring parental approval for any advertisement through a child/adolescent digital platform that requests any download or purchase.

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

We are subject to various environmental laws and regulations. These laws and regulations govern, among other things, discharges of pollutants into the air and water and the presence, handling, release and disposal of, and exposure to, hazardous substances. These laws and regulations provide for significant fines and penalties for noncompliance. Third parties may also assert personal injury, property damage or other claims against owners or operators of properties associated with release of, or actual or alleged exposure to, hazardous substances at, on or from our properties.

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

We engage in business activities throughout Latin America and the Caribbean. In 2015, 77.7% of our revenues were derived from Brazil, Argentina, Mexico, Puerto Rico and Venezuela. As a result, our business is and will continue to be subject to the risks generally associated with international business operations, including:

·	governmental regulations applicable to food services operations;

·	changes in social, political and economic conditions;

·	transportation delays;

·	power, water and other utility shutdowns or shortages;

·	limitations on foreign investment;

·	restrictions on currency convertibility and volatility of foreign exchange markets;

·	inflation;

·	import-export quotas and restrictions on importation;

·	changes in local labor conditions;

·	changes in tax and other laws and regulations;

·	expropriation and nationalization of our assets in a particular jurisdiction; and

·	restrictions on repatriation of dividends or profits.

Some of the Territories have been subject to social and political instability in the past, and interruptions in operations could occur in the future. Our business, financial condition and results of operations could be adversely affected by any of the foregoing factors.

For example, we have been and continue to be impacted by developments in Venezuela, including the significant devaluations of the Venezuelan bolívar that occurred in 2010, 2013 and 2014 and 2015. The political and economic conditions in Venezuela remain unstable, with the economy being considered hyperinflationary under U.S. GAAP since 2010. Going forward, we cannot predict with any certainty whether additional government actions, including in the form of further currency devaluations, continued worsening import authorization controls, foreign exchange, price or profit controls, expropriation or other forms of government takeovers, will occur. The continuation or deterioration of the challenging political and economic conditions in Venezuela could have further adverse impacts on our business, results of operations and financial condition.

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

Latin America has experienced, and may continue to experience, adverse economic conditions that have impacted, and may continue to impact, our business, financial condition and results of operations.

The success of our business is dependent on discretionary consumer spending, which is influenced by general economic conditions, consumer confidence and the availability of discretionary income in the countries in which we operate. Latin American countries have historically experienced uneven periods of economic growth, recessions, periods of high inflation and economic instability. Currently, the economic growth rates of the economies of many Latin American countries have slowed and some have entered recessions. Any prolonged economic downturn could result in a decline in discretionary consumer spending. This may reduce the number of consumers who are willing and able to dine in our restaurants, or consumers may make more value-driven and price-sensitive purchasing choices, eschewing our core menu items for our entry-level food options. We may also be unable to increase prices of our menu items, which may negatively affect our financial condition.

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

Many of the countries in which we operate, including Brazil and Argentina, have experienced, or are currently experiencing, high rates of inflation. In addition, Venezuela has been considered hyperinflationary under U.S. GAAP since 2010. Although inflation rates in many of the other countries in which we operate have been relatively low in the recent past, we cannot assure you that this trend will continue. The measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies that could lead to reduced demand for our core products and decreased sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our customers, which could adversely affect our operating margins and operating income.

Exchange rate fluctuations against the U.S. dollar in the countries in which we operate have negatively affected, and could continue to negatively affect, our results of operations.

We are exposed to exchange rate risk in relation to the United States dollar. While substantially all of our income is denominated in the local currencies of the countries in which we operate, our supply chain management involves the importation of various products, and some of our imports, as well as some of our capital expenditures, are denominated in U.S. dollars. As a result, the decrease in the value of the local currencies of the countries in which we operate as compared to the U.S. dollar has increased our costs, and any further decrease in the value of such currencies will further increase our costs. In addition, 71.6% of our outstanding long-term debt was denominated in U.S. dollars as of December 31, 2015. Although we maintain a hedging strategy to attempt to mitigate some of our exchange rate risk, our hedging strategy may not be successful or may not fully offset our losses relating to exchange rate fluctuations.

As a result, fluctuations in the value of the U.S. dollar with respect to the various currencies of the countries in which we operate or in U.S. dollar interest rates could adversely impact our net income, results of operations and financial condition.

Price controls and other similar regulations in certain countries have affected and may continue to affect our results of operations.

Certain countries in which we conduct operations have imposed price controls that restrict our ability, and the ability of our franchisees, to adjust the prices of our products. This places downward pressure on the prices at which our products are sold and may limit the growth of our revenue. We cannot assure you that the negative effects of the previously imposed price controls will not continue in the future, or that new controls will not be imposed. Our inability to control the prices of our products could have an adverse effect on our results of operations.

For example, in September 2014, Argentina passed: (i) Law No. 26,991, the “New Regulation on Production and Consumption Relationships Act,” which reformed a 1974 Act (Law on Supply of Goods and Services); and (ii) Law No. 26,992, the “Creation of the Observatory of Prices and Availability of Inputs, Goods and Services Act.”

The New Regulation on Production and Consumption Relationships Act, or the Act, empowers the Secretary of Commerce to, among others, establish profit margins and set price levels (setting maximum, minimum and benchmark prices); issue regulations on commerce, intermediation, distribution or production of goods and services; impose the continuance of production, industrialization, commercialization, transport, distribution or rendering of services; and impose the production of goods and set subsidies. In addition, pursuant to the Act, the Secretary of Commerce is entitled to impose certain penalties for failure to comply with the Act, including fines and temporary closure of businesses.

The Creation of the Observatory of Prices and Availability of Inputs, Goods and Services Act created a technical agency under the Secretary of Commerce, the Observatory of Prices and Availability of Inputs, Goods and Services to control and systematize prices and availability of inputs, goods and services produced, traded or rendered in Argentina. Currently, this agency has not had an adverse impact on us, but we cannot assure you that it will not impact our business and results of operations in the future.

We could be subject to expropriation or nationalization of our assets and government interference with our business in certain countries in which we operate.

We face a risk of expropriation or nationalization of our assets and government interference with our business in several of the countries in which we do business. These risks are particularly acute in Venezuela. The current Venezuelan government has promoted a model of increased state participation in the economy through welfare programs, exchange and price controls and the promotion of state-owned companies. We can provide no assurance that Company-operated or franchised restaurants will not be threatened with expropriation and that our operations will not be transformed into state-owned enterprises. In addition, the Venezuelan government may pass laws, rules or regulations which may directly or indirectly interfere with our ability to operate our business in Venezuela which could result in a material breach of the MFAs, in particular if we are unable to comply with McDonald’s operations system and standards. A material breach of the MFAs would trigger McDonald’s option to acquire our non-public shares or our interests in Venezuela. See “—Certain Factors Relating to Our Business—McDonald’s has the right to acquire all or portions of our business upon the occurrence of certain events and, in the case of a material breach of the MFAs, may acquire our non-public shares or our interests in one or more Territories at 80% of their fair market value.”

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

In 2015, our subsidiaries in Argentina represented 21.4% of our total revenues. Since 2001, and until President Mauricio Macri assumed office in December 2015, Argentina had tightened restrictions on capital flows and imposed exchange controls. The Macri Administration has begun easing these exchange controls and restrictions. Exchange control restrictions impact our ability to transfer funds outside of Argentina and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina. In particular, regulations issued by the Central Bank of Argentina currently in place do not grant non-debtors, such as any Argentine subsidiary guarantor, access to the foreign exchange market for the purpose of transferring currency outside Argentina in order to make payments under any subsidiary guarantee granted by it.

The devaluation of the Argentine peso during 2015 has had a negative impact on the ability of Argentine businesses and the national and provincial governments to honor their foreign currency denominated debt, has led to higher inflation levels and significantly reduced real wages, and has had a negative impact on businesses whose success is dependent on domestic market demand and supplies payable in foreign currency.

We are subject to exchange control regulations in Argentina, which may restrict our ability to convert local currencies into foreign currencies and carry out other foreign exchange transactions. For example, since 2001, Argentina has imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments outside Argentina. Since 2011, and until President Mauricio Macri assumed office in December 2015, the Argentine government had implemented certain additional measures that control and restrict the ability of companies and individuals to exchange Argentine pesos for foreign currencies and carry out other foreign exchange transactions. Furthermore, new regulations were issued from 2012 until President Mauricio Macri assumed office on December 2015 pursuant to which certain foreign exchange transactions were subject to prior approval by Argentine tax authorities. During the Cristina Fernández de Kirchner administration, through a combination of foreign exchange and tax regulations, the Argentine authorities, including the Central Bank of Argentina, significantly curtailed access to the foreign exchange market by individuals and private-sector entities. Furthermore, during the last few years, the Central Bank of Argentina had exercised a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of inter-company loans as well as the import of goods, by means of regulating the amount of foreign currency available to financial institutions to conduct such transactions. Since assuming office on December 10, 2015, the Macri Administration has announced several significant economic and policy reforms, including certain reforms to the foreign exchange market that eased access to the foreign exchange market. The principal measures adopted as of the date hereof include (i) the elimination of the requirement to register foreign exchange transactions in the Argentine tax authority (Administración Federal de Ingresos Públicos, or AFIP) Exchange Transactions Consultation Program, (ii) the elimination of the requirement to transfer the proceeds of new financial indebtedness transactions into Argentina and settle such proceeds through the local foreign exchange market, (iii) the reestablishment of the U.S.$2.0 million monthly limit per resident on the creation of offshore assets, (iv) a decrease to 0% (from 30%) of the registered, non-transferable and non-interest-bearing deposit required in connection with certain transactions involving foreign currency inflows, (v) the reduction of the required period that the proceeds of any new financial indebtedness incurred by residents, held by foreign creditors and transferred through the local foreign exchange market must be kept in Argentina from 365 calendar days to 120 calendar days from the date of the transfer of the relevant amount into Argentina, and (vi) the elimination for purchases and subsequent sales of securities of the required minimum holding period (72 business hours) from the deposit of the securities on the seller’s account and the subsequent transfer into accounts of foreign securities depositaries held at applicable entities.

Notwithstanding the measures recently adopted by the Macri Administration, the Central Bank of Argentina and the federal government in the future may impose new exchange controls and restrictions on transfers abroad, or may tighten existing controls to prevent capital flight, counter a significant depreciation of the Argentine peso or address other unforeseen circumstances.

There can be no assurance that the Central Bank of Argentina or other government agencies will not increase the existing controls or restrictions, establish more severe restrictions on currency exchange, payments to foreign creditors or providers, dividend payments to foreign shareholders or require prior authorization for such purposes. As a result, if we are further prohibited from transferring funds out of Argentina, or if we become subject to similar restrictions in other countries in which we operate, our results of operations and financial condition could be materially adversely affected.

If we fail to comply with, or if we become subject to, more onerous government regulations, our business could be adversely affected.

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

For example, Argentine regulations require us to seek permission from the Argentine authorities in order to import goods and to file a statement with the Argentine authorities prior to rendering services to, or receiving services from, foreign residents if the services are valued above a threshold amount. These regulations may prevent or delay the receipt of goods or services that we require for our operations, or increase the costs associated with obtaining those goods and services, and therefore have an adverse impact on our business, results of operations or financial condition. Additionally, in 2014, Venezuela enacted a Foreign Investments Law that increases requirements and limitations for the transfer of dividends and repatriation of foreign investments.

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

Certain Factors Relating to Our Class A Shares

Mr. Staton, our Executive Chairman, controls all matters submitted to a shareholder vote, which will limit your ability to influence corporate activities and may adversely affect the market price of our class A shares.

Mr. Staton, our Executive Chairman, owns or controls common stock representing 41.6% and 76.8%, respectively, of our economic and voting interests. As a result, Mr. Staton is and will be able to strongly influence or effectively control the election of our directors, determine the outcome of substantially all actions requiring shareholder approval and shape our corporate and management policies. The MFAs’ requirement that Mr. Staton at all times hold at least 51% of our voting interests likely will have the effect of preventing a change in control of us and discouraging others from making tender offers for our shares, which could prevent shareholders from receiving a premium for their shares. Moreover, this concentration of share ownership may make it difficult for shareholders to replace management and may adversely affect the trading price for our class A shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. This concentration of control could be disadvantageous to other shareholders with interests different from those of Mr. Staton and the trading price of our class A shares could be adversely affected. See “Item 7. Major Shareholders and Related Party Transactions―A. Major Shareholders” for a more detailed description of our share ownership.

Furthermore, the MFAs contemplate instances where McDonald’s could be entitled to purchase the shares of Arcos Dorados Holdings Inc. held by Mr. Staton. However, our publicly held class A shares will not be similarly subject to acquisition by McDonald’s.

Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our class A shares to decline.

Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association, we are authorized to issue up to 420,000,000 class A shares, of which 130,538,896 class A shares were outstanding as of December 31, 2015. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our class A shares.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A shares.

Section 303A of the New York Stock Exchange, or NYSE, Listed Company Manual requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. British Virgin Islands law, the law of our country of incorporation, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee, and our board thus may not include, or may include fewer, independent directors than would be required if we were subject to these NYSE requirements. Since a majority of our board of directors may not consist of independent directors as long as we rely on the foreign private issuer exemption to these NYSE requirements, our board’s approach may, therefore, be different from that of a board with a majority of independent directors, and as a result, the management oversight of our Company may be more limited than if we were subject to these NYSE requirements.

Certain Risks Relating to Investing in a British Virgin Islands Company

We are a British Virgin Islands company and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States.

We are incorporated under the laws of the British Virgin Islands. Most of our assets are located outside the United States. Furthermore, most of our directors and officers reside outside the United States, and most of their assets are located outside the United States. As a result, you may find it difficult to effect service of process within the United States upon these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for you to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an action against us or these persons in a British Virgin Islands court predicated upon the civil liability provisions of the U.S. federal securities laws.

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

Any final and conclusive monetary judgment obtained against us in U.S. courts, for a definite sum, may be treated by the courts of the British Virgin Islands as a cause of action in itself so that no retrial of the issue would be necessary, provided that in respect of the U.S. judgment:

·	the U.S. court issuing the judgment had jurisdiction in the matter and we either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

·	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of ours;

·	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

·	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

·	the proceedings pursuant to which judgment was obtained were not contrary to public policy.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

We were incorporated as Arcos Dorados Holdings Inc. on December 9, 2010 under the laws of the British Virgin Islands as a direct, wholly owned subsidiary of Arcos Dorados Limited, the prior holding company for the Arcos Dorados business. On December 13, 2010, Arcos Dorados Limited effected a downstream merger into and with us, with us as the surviving entity. Following the merger, we replaced Arcos Dorados Limited in the corporate structure and replicated its governance structure.

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

Our principal executive offices are located at Dr. Luis Bonavita 1294, Office 501, WTC Free Zone, Montevideo, Uruguay (CP 11300). Our telephone number at this address is +598 2626-3000. Our registered office in the British Virgin Islands is Maples Corporate Services (BVI) Limited, Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

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

We commenced operations on August 3, 2007, as a result of the Acquisition of McDonald’s LatAm business. Woods Staton, our Executive Chairman and controlling shareholder, was the joint venture partner of McDonald’s Corporation in Argentina for over 20 years prior to the Acquisition and also served as President of McDonald’s South Latin America division from 2004 until the Acquisition. Our senior management team includes executives who had previously worked in McDonald’s LatAm business or with Mr. Staton.

We hold our McDonald’s franchise rights pursuant to the MFA for all of the Territories except Brazil, executed on August 3, 2007, as amended and restated on November 10, 2008 and as further amended on August 31, 2010 and June 3, 2011, entered into by us, our wholly owned subsidiary Arcos Dorados Coöperatieve U.A., Arcos Dorados B.V. (these two entities together with us, collectively, the Owner Entities), LatAm, LLC, or the Master Franchisee, certain subsidiaries of the Master Franchisee, Los Laureles, Ltd. and McDonald’s. On August 3, 2007, our subsidiary Arcos Dourados Comercio de Alimentos Ltda., or the Brazilian Master Franchisee, and McDonald’s entered into the separate, but substantially identical, Brazilian MFA, which was amended and restated on November 10, 2008. See “Item 10. Additional Information―C. Material Contracts―The MFAs.”

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

In 2011, we entered into a master commercial agreement with Axionlog on arm’s-length terms pursuant to which Axionlog provides us with distribution inventory, storage (dry, frozen and chilled) and transportation services in Argentina, Chile, Colombia, Mexico, Perú, Uruguay and Venezuela. Pricing under the agreement is determined pursuant to an agreed-upon formula that is considered standard in the distribution services industry. Axionlog must also comply with McDonald’s quality program, the Distributor Quality Management System (DQMP). The pricing formula considers certain variables to determine the applicable fees, including (i) cost inputs (i.e., Fuel, transportation expenses and salaries); (ii) time required for completion, (iii) storage requirements; (iv) merchandise volume; and (v) inflation and exchange rate adjustments. We use similar pricing formulas with our other distribution service providers in the territories not covered by Axionlog. Under the terms of the agreement, the pricing formula is reviewed on a yearly basis. In addition, we or Axionlog may request a renegotiation of the pricing formula in the event that, due to factors outside of our or their control, the formula is substantially altered based on changes to its variable inputs. During renegotiations, we share information in order to find potential cost efficiencies and savings.

On November 9, 2011, we entered into a revolving loan agreement with Axionlog B.V. (formerly known as Axis Distribution B.V.), a holding company of the Axionlog business, pursuant to which we agreed to lend Axionlog up to a total sum of $12.0 million at an interest rate of LIBOR plus 6%, in line with the interest rates prevailing in the market, at the time of the agreement. This revolving loan facility will mature on November 7, 2016. As of December 31, 2015 and 2014, Axionlog B.V. had borrowed $1.8 million and $11.5 million, respectively, from us in connection with this revolving loan facility. See Note 24 to our consolidated financial statements for details of related-party balances and transactions with Axionlog.

During 2015, we incurred $44.2 million in total distribution fees payable to Axionlog, which accounted for approximately 4.3% of our total food and paper costs.

Capital Expenditures and Divestitures

Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period during the term of the MFAs. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable three-year period, while the reinvestment plan specifies the amount we must spend reimaging or upgrading restaurants in the Territories during the applicable three-year period. Prior to the expiration of the then-applicable three-year period we must agree with McDonald’s on a subsequent restaurant opening plan and reinvestment plan. In the event that we are unable to reach an agreement on subsequent plans prior to the expiration of the then-existing plan, the MFAs provide for an automatic increase of 20% in the required amount of reinvestments as compared to the then-existing plan and a number of new restaurants no less than 210 multiplied by a factor that increases each period during the subsequent three-year restaurant opening plan. We may also propose, subject to McDonald’s prior written consent, amendments to any restaurant opening plan or reinvestment plan to adapt to changes in economic or political conditions.

Under the 2014-2016 restaurant opening and reinvestment plan, we were required to open 250 restaurants and to spend $180 million from 2014 through 2016. On August 10, 2015, however, we reached an agreement with McDonald’s to amend the 2014-2016 opening plan, mainly in order to adjust this plan to the current economic realities of the region. Under the revised plan, we committed to opening a minimum of 150 new restaurants over the three-year period, down from the original 250. The Company is also committed to executing at least 140 reimages over the three-year period. We estimate that the cost to comply with our restaurant opening commitments under the MFAs from 2014 through 2016 will be between $151 million and $181 million, depending on, among other factors, the type and location of the restaurants we open.

As a result of our previous reinvestment and reopening plans, property and equipment expenditures were $91.0 million, $169.8 million and $313.5 million in 2015, 2014 and 2013, respectively. In 2015, we opened 36 restaurants, reimaged 53 existing restaurants and opened two McCafé locations and 153 Dessert Centers (see “—B. Business Overview—Our

Operations—McCafé Locations and Dessert Centers”). In 2014, we opened 82 restaurants, reimaged 46 existing restaurants and opened nine McCafé locations and 273 Dessert Centers (see “—B. Business Overview—Our Operations—McCafé Locations and Dessert Centers”). In 2015 and 2014, we closed 16 and 23 restaurants, respectively.

In addition, outflows related to purchases of restaurant businesses paid at acquisition date totaled $1.1 million, $0.8 million and $0.3 million in 2015, 2014 and 2013, respectively.

Proceeds from the sale of property and equipment and related prepayments and sales of restaurant businesses totaled $23.6 million, $5.2 million and $14.2 million in 2015, 2014 and 2013, respectively.

Capital expenditures for 2016 are expected to be between $90 million and $120 million (including development and non-development capital expenditures), considering at least 32 gross restaurant openings.

During the next two years, we plan to monetize certain real estate assets in our portfolio that are either non-core (such as office buildings and other facilities) or operating assets where the value significantly exceeds the operating potential of the asset. The MFAs define certain of our properties as “restricted” and our ability to transfer these properties is subject to McDonald’s prior written consent. We have many long-standing assets across our region that have appreciated due to the significant development around those properties. As of the date of this Annual Report on Form 20-F, we have sold one property in Colombia and two in Mexico, and have entered into agreements to sell an additional three properties in Mexico. In addition, we believe that there is an opportunity to shift the mix of company-operated and sub-franchisee-operated restaurants to enhance our liquidity and consolidated margin.

B. Business Overview

Overview

We are the world’s largest McDonald’s franchisee in terms of system-wide sales and number of restaurants, according to McDonald’s, representing 4.7% of McDonald’s global sales in 2015. We have the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to as the Territories. As of December 31, 2015, we operated or franchised 2,141 McDonald’s-branded restaurants, which represented 7.1% of McDonald’s total franchised restaurants worldwide. In 2015 and 2014, we accrued $149.1 million and $173.7 million, respectively, in royalties to McDonald’s (not including royalties on behalf of our franchisees).

We operate in the QSR sub-segment of the fast food segment of the Latin American and Caribbean food service industry. In Latin America and the Caribbean, the fast food segment has benefited from the region’s increasing modernization, as people in more densely populated areas adopt lifestyles that increasingly seek convenience, speed and value.

We commenced operations on August 3, 2007, as a result of the Acquisition. We operate McDonald’s-branded restaurants under two different operating formats, Company-operated restaurants and franchised restaurants. As of December 31, 2015, of our 2,141 McDonald’s-branded restaurants in the Territories, 1,588 (or 74.2%) were Company-operated restaurants and 553 (or 25.8%) were franchised restaurants. We generate revenues primarily from two sources: sales by Company-operated restaurants and revenues from franchised restaurants that primarily consist of rental income, which is generally based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. We own the land for 501 of our restaurants (totaling approximately 1.1 million square meters) and the buildings for all but 11 of our restaurants.

Our business has grown significantly since the Acquisition: we have increased our presence in existing and new markets in the Territories by opening a net total of 573 restaurants (711 total restaurants opened, including 514 Company-operated and 197 franchised, while 138 closed), 229 McCafé locations and 1,710 Dessert Centers (see “—Our Operations—McCafé Locations and Dessert Centers”).

We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela; NOLAD, consisting of Costa Rica, Mexico and Panama; and SLAD, consisting of Argentina, Chile, Ecuador, Peru and Uruguay.

As of December 31, 2015, 41.2% of our restaurants were located in Brazil, 17.9% in SLAD, 24.2% in NOLAD and 16.6% in the Caribbean division. We believe our diversified market presence reduces our dependence on any one market and helps stabilize the impact of individual countries’ economic cycles on our revenues. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Segment Presentation” for a description of changes we have made in the structure of our geographical divisions effective January 1, 2013.

The following table presents certain operating results and data by operating segment:

	As of and for the Years Ended December 31,
	2015	2014	2013	2012(1)	2011(1)
	(in thousands of U.S. dollars, except percentages)
Total Revenues
Brazil	$1,361,989	$1,816,046	$1,842,324	$1,797,556	$1,890,824
Caribbean division(2)	398,144	594,220	830,447	754,730	663,981
NOLAD	367,364	385,114	407,772	384,041	355,265
SLAD	925,243	855,685	952,767	861,067	747,579
Total	3,052,740	3,651,065	4,033,310	3,797,394	3,657,649

	As of and for the Years Ended December 31,
	2015	2014	2013	2012(1)	2011(1)
	(in thousands of U.S. dollars, except percentages)
Adjusted EBITDA(3)
Brazil	$192,939	$237,699	$245,957	$240,954	$289,462
Caribbean division(2)	5,679	(8,136)	67,180	69,109	53,754
NOLAD	34,489	27,701	27,397	26,738	19,551
SLAD	106,602	87,976	105,495	93,756	77,214
Corporate and others	(109,538)	(93,566)	(101,562)	(89,996)	(100,193)
Total	230,171	251,674	344,467	340,561	339,788

Adjusted EBITDA Margin(4)
Brazil	14.2%	13.1%	13.4%	13.4%	15.3%
Caribbean division(2)	1.4	(1.4)	8.1	9.2	8.1
NOLAD	9.4	7.2	6.7	7.0	5.5
SLAD	11.5	10.3	11.1	10.9	10.3
Total	7.5	6.9	8.5	9.0	9.3

Systemwide Comparable Sales Growth(5)(6)	9.9%	10.0%	11.2%	9.2%	13.7%
Brazil	1.9	1.8	6.6	5.2	9.3
Caribbean division	25.0	24.7	19.6	13.3	14.5
NOLAD	1.2	(4.6)	(0.9)	4.4	8.5
SLAD	23.2%	21.1	20.8	19.9	30.6

(1)	Segment information as of and for the years ended December 31, 2012 and 2011 has been restated based on the segment structure prevailing as of and from January 1, 2013. See “Presentation of Financial and Other Information—Operating Data.”

(2)	Currency devaluations in Venezuela have had a significant effect on our results of operations and have impacted the comparability of our results of operations in 2015 and 2014 as compared to 2013, 2012 and 2011. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls.”

(3)	Adjusted EBITDA is a measure of our performance that is reviewed by our management. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies. Total Adjusted EBITDA is a non-GAAP measure. For our definition of Adjusted EBITDA and a reconciliation thereof, see “Presentation of Financial and Other Information—Other Financial Measures” and “Item 3. Key Information—A. Selected Financial Data.”

(4)	Adjusted EBITDA margin is Adjusted EBITDA divided by total revenues, expressed as a percentage.

(5)	Systemwide comparable sales growth refers to the change in our restaurant sales in one period as compared to another period for restaurants that have been open for thirteen months or longer. Systemwide comparable sales growth is provided and analyzed on a constant-currency basis, which means it is calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. We believe this constant-currency measure provides a more meaningful analysis of our business by identifying the underlying business trend, without distortion from the effect of foreign currency movements.

(6)	Systemwide comparable sales growth is presented on a systemwide basis, which means it includes sales by our Company-operated restaurants and our franchised restaurants. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Our Operations

Company-Operated and Franchised Restaurants

We operate our McDonald’s-branded restaurants under two basic structures: (i) Company-operated restaurants operated by us and (ii) franchised restaurants operated by franchisees. Under both operating alternatives, the real estate location may either be owned or leased by us.

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

The chart below illustrates the economics for Company-operated restaurants and franchised restaurants in the case of owned and leased real estate:

Source: Arcos Dorados

In addition, we are the majority stakeholder in several joint ventures that collectively own 18 restaurants in Argentina and Chile. We have also granted developmental licenses to 11 restaurants. Pursuant to the developmental licenses, the developmental licensees own or lease the land on and building in which the restaurant is located and pay a franchise fee to us in addition to the continuing franchise fee due to McDonald’s. All of our joint ventures and developmental licenses were in existence at the time of the Acquisition.

Restaurant Categories

We classify our restaurants into one of four categories: (i) freestanding, (ii) food court, (iii) in-store and (iv) mall stores. Freestanding restaurants are the largest type of restaurant, have ample indoor seating and include a drive-thru area and parking lot. Food court restaurants are located in malls and consist primarily of a front counter and kitchen and do not have their own seating area. In-store restaurants are part of a larger building, but they do not have a drive-thru area or a parking lot. Mall stores are located in malls like food court restaurants, but have their own seating areas. As of December 31, 2015, 1,006 (or 47%) of our restaurants were freestanding, 496 (or 23%) were food courts, 297 (or 14%) were in-stores and 342 (or 16%) were mall stores. These percentages vary by country, and may shift as opportunities in malls and more densely populated areas become available in some of the Territories.

Below are examples of each of our restaurant categories:

Freestanding	In-store

Mall Store	Food Court

Source: Arcos Dorados

Returns on investment in each type of restaurant vary significantly due to the different capital expenditures required and their different sales potential; mall stores generally provide the highest return on investment while freestanding restaurants generally provide the lowest. Moreover, returns vary significantly on a country-by-country basis.

Reimaging

An important component of our development plan is the reimaging of existing restaurants. As of December 31, 2015, we had completed the reimaging of 593 of the 1,569 restaurants we purchased in the Acquisition, an increase of 44 restaurants as compared to December 31, 2014. Our restaurants that have undergone reimaging during the past three years have experienced an additional increase in sales per restaurant over the comparable sales growth experienced by restaurants which have not been reimaged in the same period. Both we and McDonald’s are committed to maintaining an image for our restaurants that creates a contemporary dining experience. Over the last few years, we have invested substantially in the reimaging of our restaurants, and we, pursuant to the MFAs, have committed to a significant reimaging plan. See “Item 10. Additional Information—C. Material Contracts.” Many of the reimaging projects include the addition of McCafé locations to the restaurant.

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

With an average return on investment from McCafé locations of 45% in 2015, the McCafé concept is well-suited for restaurants in large-scale shopping centers and commercial areas. McCafé locations have been a key factor in adding value to our customers’ experience and represented 9.3% of the total transactions and 6.3% of total sales of the restaurants in which they were located in 2015. As of December 31, 2015, there were 321 McCafé locations in the Territories, of which 13.4% were operated by franchisees. Argentina and Brazil, with 87 and 92 locations, respectively, have the greatest number of McCafé locations. The first McCafé in Latin America was opened in Argentina in 1999. Pursuant to the MFAs, we have the right to add McCafé locations to the premises of our restaurants.

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

Dessert Centers represented 31.1% of our transactions and 10.1% of our total sales in 2015 and, with a return on investment of 139% in 2015, provide a low-risk investment alternative. As of December 31, 2015, there were 2,618 Dessert Centers in the Territories. Dessert Centers are highly successful in Brazil, where we have 1,434 locations. The first Dessert Center was created in Brazil in 1979.

The following maps set forth our McCafé locations and Dessert Centers in each of the Territories as of December 31, 2015:

Network of McCafé Locations	Network of Dessert Centers

321 total McCafé locations	2,618 total Dessert Centers

Source: Arcos Dorados

The McDonald’s Brand

Interbrand, a brand consulting firm, ranked McDonald’s among the top ten global brands in 2015. In addition, we believe that in Latin America and the Caribbean, the McDonald’s brand benefits from an aspirational cachet as a “destination” restaurant with a reputation for safe, fresh and good-tasting food in an attractive setting. McDonald’s strong brand equity stems from the dedicated execution of its brand promise and its ability to associate with the local community where it operates. McDonald’s sets the standard in the restaurant industry worldwide for brand stewardship and marketing leadership.

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

Our menus feature three tiers of products: affordable entry-level options, such as our Big Pleasures, Small Prices offerings and Almuerzos Colombianos (Colombian Lunches) in Colombia, core menu options, such as the Big Mac, Happy Meal and Quarter Pounder, and premium options, such as Big Tasty or Angus premium hamburgers and chicken sandwiches and low-calorie or low-sodium products that are marketed through common platforms rather than as individual items. These platforms can be based on the type of products, such as beef, chicken, salads or desserts, or on the type of customer targeted, such as the children’s menu. We have offered a new menu with fewer calories and less sugar and sodium in the majority of our Territories since 2011. Since 2013, we have offered dairy products, fresh fruits or vegetables with our Happy Meals in all of the Territories except Venezuela.

Our core menu is the most important element of our menu strategy and includes well-recognized food choices that have global customer acceptance and are what customers repeatedly order at McDonald’s-branded restaurants worldwide.

Product Development

We have been very innovative in our product development in Latin America and the Caribbean. In key countries, our understanding of the local market has enabled us to successfully introduce new items to appeal to local tastes and to provide our customers with additional food options. Our chicken-based offerings include bone-in chicken in markets such as Colombia, Peru, Panama and Costa Rica. We also provide Angus burgers with innovative flavors and premium offerings, such as Grand Big Mac and Big Cheddar McMelt in Brazil. Also, we carefully monitor the sales of our products and are able to quickly modify them if necessary. For instance, although we always offer the McFlurry dessert product, we include in this product platform a promotional topping that is offered for a limited period of time, followed by a new promotional topping to maintain the sales momentum.

In 2011 we began the rollout of Made For You, or MFY, a new kitchen operating platform that we believe will allow us to improve the quality and freshness of our products, provide faster service and diversify our offerings. MFY’s implementation is funded by cutting waste, and productivity gains. As of December 31, 2013, we had implemented MFY in almost all of our Company-operated restaurants in Argentina, Aruba, Brazil, Curaçao, French Guiana, Mexico, Puerto Rico, Trinidad and Tobago, and the U.S. Virgin Islands. During 2014, we implemented MFY in Costa Rica, Panama, seven restaurants in Uruguay and 23 of our new restaurants in Colombia. During 2015, we completed MFY in Martinique, four restaurants in Guadalupe and 32 additional restaurants in Colombia. During the first half of 2016, we plan to continue MFY’s implementation in Guadeloupe and French Guiana, to complete implementation in the French West Indies.

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

Product and Pricing Strategy

Value perceptions change significantly between markets and even between areas within a single market. In order to adjust pricing to meet customers’ expectations in each market, we have developed local expertise aimed at understanding the dynamics of the local marketplace and the characteristics of its customers. We also examine trends in the pricing of raw materials, packaging, product-related operating costs as well as individual item sales volumes to fully understand profitability by item. In addition, we use international consultants with particular experience in this area to understand marketplace dynamics and consumer characteristics. These insights feed into the local markets’ menu and pricing strategy as well as the marketing plan that is disseminated to both Company-operated and franchised restaurants. Restaurants may then adjust pricing and/or item offerings as they choose in an attempt to optimize sales, profitability and local preferences. This cycle is part of an overall revenue management philosophy and is part of our business management practices utilized throughout the region.

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

Our advertisement and promotion activities are guided by our overall marketing plan, which identifies the key strategic platforms that we aim to leverage to drive sales. The advertisement and promotion program is formulated based on the amount of advertisement and promotion support needed for each strategic platform for the year. During 2015, our key strategic platforms included menu relevance, by introducing premium products and extending core product lines, convenience and strengthening the kids and family experience. In terms of pricing, we understand that our customers seek great-tasting food at affordable prices and that their perception of value while at the restaurant is a significant factor in determining overall satisfaction and frequency of visits. Our Big Pleasures, Small Prices, which are based on best practices and experience in the United States and Europe, have been successful in addressing a broad range of value expectations in our restaurants. We continue leveraging these platforms to increase penetration and grow market share.

To promote increased traffic in our restaurants, we execute unique promotions such as Monopoly and certain other games in some of our key markets.

Through the execution of these initiatives, we work to enhance the McDonald’s experience for customers throughout the Territories, and increase our sales and customer counts. We aim to position ourselves as a “forever young” brand by delivering a youthfully energetic, distinctly casual, personally engaging and delightful dining/brand experience.

Regional Operations

The Company is divided into four geographical divisions: Brazil, the Caribbean division, NOLAD and SLAD. Except for Brazil, the divisions are subsequently divided into sub-groups comprised of individual Territories. The presidents of the divisions report directly to our chief operating officer.

The following map sets forth the number of our restaurants in each of our operating divisions as of December 31, 2015:

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

Set forth below is a summary of our restaurant portfolio as of December 31, 2015. Due to the reorganization of our segments effective January 1, 2013, the segment information below is not directly comparable to the segment information presented in our annual report on Form 20-F for years prior to 2013. See “Presentation of Financial and Other Information—Operating Data.”

	Ownership					Store Type						Building/ Land(1)
Portfolio by Division	Company-Operated	Joint Venture	Franchised	Developmental License	Total	Freestanding	Food Court	In-Store	Mall Store	Dessert Centers	McCafé Locations	Owned	Leased
Brazil	615	-	268	-	883	379	272	88	144	1,434	92	108	775
Caribbean Division	267	-	88	1	356	235	25	40	56	261	40	129	227
NOLAD	364	-	144	10	518	275	136	53	54	602	50	167	351
SLAD	324	18	42	-	384	117	63	116	88	321	139	97	287
Total	1,570	18	542	11	2,141	1,006	496	297	342	2,618	321	501	1,640

(1)	Developmental licenses and mobile stores are not included in these figures.

Brazil

Brazil is our largest division in terms of restaurants, with 883 restaurants as of December 31, 2015 and $1,362.0 million in revenues in 2015, representing 41.2% and 44.6% of our total restaurants and revenues, respectively. Our operations in Brazil are based in Sao Paulo and McDonald’s has been present in Brazil since opening its first restaurant in Rio de Janeiro in 1979.

Caribbean Division

The Caribbean division includes eleven territories with 356 restaurants as of December 31, 2015 and $398.1 million in revenues in 2015, representing 16.6% and 13.0% of our total restaurants and revenues, respectively. Its primary market, in terms of number of restaurants, is Venezuela. McDonald’s has been present in Venezuela since opening its first restaurant in Caracas in 1985. Venezuela represents 37.6% of the Caribbean division’s restaurants and 10.3% of the Caribbean division’s revenues. Venezuela is our fourth-largest market in terms of restaurants.

NOLAD

NOLAD includes three countries with 518 restaurants as of December 31, 2015 and $367.4 million in revenues in 2015, representing 24.2% and 12.0% of our total restaurants and revenues, respectively. Its primary market is Mexico, where the division’s management is based. McDonald’s has been present in Mexico since opening its first restaurant in Mexico City in 1985. Mexico represents 76.3% of NOLAD’s restaurants and 48.0% of NOLAD’s revenues, and Mexico is our second-largest market in terms of restaurants.

Our operations in Mexico differ from those in our other Territories (with the exception of Venezuela) in that the percentage of franchised restaurants is significantly higher than our systemwide average because some of McDonald’s previous joint venture partners were converted into franchisees immediately prior to the Acquisition. Since the Acquisition, we have been adjusting our business model in Mexico as several factors had significantly eroded that market’s profitability and, as a result, we have acquired 86 franchised restaurants. As of December 31, 2015, 32.9% of our restaurants in Mexico were franchised, while 25.8% of our restaurants overall were franchised.

SLAD

SLAD includes five countries with 384 restaurants as of December 31, 2015 and $925.2 million in revenues in 2015, representing 17.9% and 30.3% of our total restaurants and revenues, respectively. Its primary market is Argentina, where the division’s management is based. McDonald’s has been present in Argentina since opening its first restaurant in Buenos Aires in 1986. As of December 31, 2015, Argentina represented 58.3% of SLAD’s restaurants and 70.5% of SLAD’s revenues in 2015. Argentina is our third-largest market in terms of restaurants.

Seasonality

Our sales and revenues are generally greater in the second half of the year than in the first half. Although the impact on our results of operations is relatively small, this impact is due to increased consumption of our products during the winter and summer holiday seasons, affecting July and December, respectively.

Supply and Distribution

Supply chain management is an important element of our success and a crucial factor in optimizing our profitability. Currently, we have an integrated and centralized supply chain management system that focuses on (i) the highest possible quality and food safety, (ii) competitive market pricing that is predictable and sustainable over time, and (iii) leveraging of local, regional and global sourcing strategies to obtain a competitive advantage. This system consists of the selection and development of suppliers that are able to comply with McDonald’s high quality standards and the establishment of the appropriate type of relationships with these suppliers. These standards, which are based on the highest industry standards, such as International Organization for Standardization (ISO) standards, British Retail Consortium (BRC) standards and others, include cleanliness, product consistency and timeliness, meeting or exceeding all local food regulations and compliance with our Hazard Analysis Critical Control Plan, or HACCP, a systematic approach to food safety that emphasizes protection within the processing facility, rather than detection, through analysis, inspection and follow-up. Due to our supply chain management and high quality standards, we believe our products have a competitive advantage because they have many attributes that make them appealing to our customers. For instance, our McNuggets are made of 100% white meat; our frying oil is 100% free of trans fatty acids; the dairy mix for our sundaes and the McFlurry undergo aseptic processes to rid them of bacteria; our vegetables are washed and sanitized; and our hamburger patties are made with 100% beef and do not contain additives.

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

Since the process to become an approved supplier is lengthy, expensive and requires proof of compliance with McDonald’s high quality standards, we have found that oral agreements with our approved suppliers generally are sufficient to ensure a reliable supply of quality food products, and we have developed long-term relationships with many of our suppliers. In addition, we enter into written agreements with most of our suppliers regarding the cost of such goods, which can be based on pricing protocols, formula costing, benchmarking or open bidding, as appropriate. Our 35 largest suppliers account for approximately 80% of our supplies, and no single supplier or group of related suppliers account for more than 12% of our total food and paper costs. Among our main suppliers are JBS S.A., McCain Foods Limited, The Coca-Cola Company, Bimbo SA and Arytza SA.

Our integrated supply chain management optimizes value as we work with suppliers to develop pricing protocols, inventory, planning and product quality. As of December 31, 2015, approximately 25% of the food and paper products used in our restaurants were imported, primarily from countries within Latin America, while the remaining amount were locally sourced. This percentage varies among the Territories; for example, 16% of the products consumed in Mexico are imported, while 19% and 90% of the products consumed in Brazil and the Caribbean division, respectively, are imported. This includes the toys distributed in our restaurants, which are imported from China. Certain supplies, such as beef, must often be locally sourced due to restrictions on their importation. Combined with the MFAs’ requirement to purchase certain core supplies from approved suppliers, although we maintain contingency plans to back up restaurant supplies, we may not be able to quickly find alternate or additional supplies in the event a supplier is unable to meet our orders. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—We depend on oral agreements with third-party suppliers and distributors for the provision of products that are necessary for our operations.” The suppliers send all of their products to distribution centers that are in charge of transportation, warehousing, financial administration, demand and inventory planning and customer service. The distribution centers interact directly with our Company-operated and franchised restaurants.

Until March 16, 2011, we owned and operated some of the distribution centers in the Territories, which operations and related properties we refer to as Axionlog (formerly known as Axis). See “—A. History and Development of the Company—Important Events—The Axionlog Split-off.” In 2011, we entered into a master commercial agreement with Axionlog on arm’s-length terms pursuant to which Axionlog provides us with distribution inventory, storage (dry, frozen and chilled) and transportation services in Argentina, Chile, Colombia, Mexico, Uruguay, Perú and Venezuela. For additional information about our transactions with Axionlog, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Axionlog Split-off.”

Supply Chain Management and Quality Assurance

All products that we sell meet McDonald’s specifications, including new products and promotions. We work with our suppliers to implement key standards testing at each stage of our supply chain, including raw materials, processing and distribution. With respect to raw materials, we verify that produce suppliers undergo verification audits. All protein suppliers also undergo Animal Welfare Policy, “mad cow” disease and HACCP audits. At the processing stage, we implement a supplier quality management system that encourages continuous improvement in each key product category. We conduct seminars annually with all key suppliers on topics such as standards calibration, product sensory evaluation and best practices, and all suppliers are audited annually by a third party for compliance with McDonalds’s SQMS. As members of the Global Food Safety Initiative (GFSI), we encourage our suppliers to adopt any norm under the umbrella of GFSI that is recognized globally. We measure compliance through visits to processing plants, supplier summits, regularly scheduled audits and sensory testing that is achieved through a combination of product, equipment and operational procedures. At the distribution stage, we have implemented the Distribution Quality Management Program, which includes a shelf-life management system, strict temperature controls for receiving and storage of food products, a sophisticated stock recovery program and a quality inspection program.

Our quality testing extends to restaurant operations. The Quality Program that includes Across The Counter Quality (ATCQ), Behind The Counter Quality (BTCQ) and Field Service Support is designed for restaurant improvement and food safety verification processes that allow us to track the implementation of changes in restaurant operations, new products, procedures and equipment. We participate in the restaurant operations improvement process designed by McDonald’s, under which Company-operated and franchised restaurants are visited at least three times in any 21-month cycle to identify system opportunities to continuously improve our operations. Visits are conducted by our operation consultants, who assess restaurants based on food quality, service and cleanliness. We also participate in the worldwide mystery shopper program designed by McDonald’s, where all restaurants are visited twice a month by a third-party vendor who provides us with feedback from a customer perspective. This feedback, called customer satisfaction opportunity reports, is sent to a centralized monitoring system that evaluates key operations indicators. Our multidisciplinary teams, which include members of our Supply Chain and Marketing and Operations teams, work to improve quality and efficiency at the restaurant level throughout the Territories.

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

Our Customers

We aim to provide our customers with safe, fresh and good-tasting food at a good value and a favorable dining experience in the family friendly environment demanded by our target demographic of young adults and families with children. Based on data from the United Nations Economic Commission for Latin America and the Caribbean, the Territories represented a market of approximately 641 million people in 2015—equivalent to the combined population of the United States, Germany, France, the United Kingdom and Italy—of which approximately 26.5% are under 14 years old and 44.3% are under 25 years old. As a business focused on young adults in the 14 to 35 age range and families with children, our operations have benefited, and we expect to continue to benefit, from our Territories’ population size, age profile when compared to more developed markets and improving socio-economic conditions. In addition, our McCafé brand extension has successfully targeted a more adult customer base.

Despite variations in economic development throughout the Territories, including reduced GDP expected for Brazil, continued foreign currency exchange controls in Venezuela and Argentina (despite the structural changes made by the Macri Administration to the Argentine foreign exchange regime, which eased access to the foreign exchange market) and the general political instability in Venezuela, Latin America and the Caribbean in general have presented very compelling growth prospects given their improving macroeconomic conditions, expanding buying power of the consumer sector in general and the rapidly growing QSR markets in particular. In addition, improvements in macroeconomic conditions in the Territories have led to a modernization of consumption patterns and increased affordability of our products across socio-economic segments, and we believe we are well placed to capitalize on these trends. In Brazil alone, distribution of national income significantly improved between 2003 and 2013. In 2003, 60% of population accounted for 17% of the total national income, while in 2013 60% of the population accounted for 23.3% of the total national income, according to the Economic Commission for Latin America and the Caribbean. According to the same source, the percentage of the Brazilian population living in poverty decreased from 38.7% in 2003 to 18% in 2013.

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

Certain countries in which we conduct operations have imposed price controls that restrict our ability, and the ability of our franchisees, to adjust the prices of our products. For example, in November 2013 (effective January 23, 2014), Venezuela announced the Fair Price Act seeking to lower high inflation by controlling prices and costs in the chain of production. The Fair Price Act generally sets forth a profit cap of 30% on the cost structure of goods and services, thus reducing management’s ability to freely determine final prices. According to regulations passed under the Fair Price Act, to determine a final and fair price, management must observe and consider all the costs of production, including (i) acquisition costs of raw materials, the determination of which shall comply with existing regulations on transfer pricing (i.e., price, freight, primary storage, non-recoverable taxes and other costs directly attributable to the acquisition of raw materials), (ii) labor costs, and (iii) indirect costs of production.

The Fair Price Act empowers the National Agency for the Defense of Socio-economic Rights (Sundde) to implement provisions and regulations on “fair pricing” and to oversee and audit businesses in Venezuela. Breaches of the Fair Price Act could result in criminal charges against merchants or business people. In January 2014, Venezuelan authorities inspected our operations in Venezuela and required us to reduce our prices for different menu items by amounts ranging from 7% to 10%. In a similar attempt to control and reduce inflation, the Venezuelan government established a transitional protection regime for tenants of property used for commercial, industrial or production activities, which regulates the leasing relations and stipulates that the price of the monthly rent may not exceed an amount equal to 250 bolívares per square meter. The Commercial Leases Law superseded this transitional regime in May 2014. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Latin America and the Caribbean—Price controls and other similar regulations in certain countries have affected and may continue to affect our results of operations.”

In addition, in September 2014, Argentina passed: (i) Law No. 26,991, the “New Regulation on Production and Consumption Relationships Act,” which reformed a 1974 Act (Law on Supply of Goods and Services); and (ii) Law No. 26,992, the “Creation of the Observatory of Prices and Availability of Inputs, Goods and Services Act.”

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

In order to enforce its provisions, the Secretary of Commerce is granted the power to impose penalties for non-compliance including, among others: (i) fines of AR$500 to AR$10,000,000 or up to three times the economic profit obtained by offenders (the amounts can double in case of second-time offenders); (ii) temporary shutting down of businesses for up to 90 days; (iii) seizure of goods and products and their sale to consumers in case of an administratively determined shortage of said goods and products; and (iv) loss of governmental or fiscal benefits. Under the New Regulation on Production and Consumption Relationships Act, companies would be forced to pay any fine issued immediately and then litigate before the courts to have the penalty revoked and the money refunded. The Secretary of Commerce may waive the advance payment of the fine in cases in which, at its discretion, such payment may cause irreparable harm to the party challenging the fine.

The Creation of the Observatory of Prices and Availability of Inputs, Goods and Services Act created a technical agency under the Secretary of Commerce, the Observatory of Prices and Availability of Inputs, Goods and Services, to control and systematize prices and availability of inputs, goods and services produced, traded or rendered in Argentina.

We are also subject to the labor laws applicable in the countries in which we operate. The adoption of new or more stringent labor laws or regulations could result in a material liability to us. For example, in January 2015, Venezuela announced a 20% increase in the minimum wage, resulting in a new minimum wage of 5,622.48 bolívares; and in May 2015, Venezuela announced further increases to the minimum wage of 20% and 10%, to become effective in May and July 2015, respectively. In Argentina, a law enacted in November 2010 requires companies to pay overtime to all employees (except directors and managers). In addition, recently proposed bills have attempted to implement additional payments for weekends and mandatory employee profit-sharing, but none of those have been enacted by Congress. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—Labor shortages or increased labor costs could harm our results of operations.” New interpretations or unexpected applications of existing labor laws or regulations may also affect our business practices or results of operations. In August 2012, the Public Labor Ministry of the State of Pernambuco (Ministério Público do Trabalho do Estado de Pernambuco) in Brazil filed a civil complaint against us in the Labor Court of Pernambuco (Justiça do Trabalho de Pernambuco) regarding alleged noncompliance with certain labor laws. Several of these cases have already been resolved successfully, either by a judicial decision or a cash settlement. The remaining retained cases are pending a final decision. In March and November 2015, the Public Labor Ministry requested documents in order to analyze our compliance with the labor laws, which we provided. All such information and documentation provided is currently being reviewed by the Labor Prosecutor and we have yet to be informed of the final results. Therefore, we currently cannot accurately assess out total potential exposure.

In August 2015, UGT (União Geral dos Trabalhadores), a labor Union, filed a complaint before the Federal Prosecutor’s Office claiming that we breached tax, labor, franchise and antitrust laws. The Prosecutor’s Office dismissed the complaint relating to labor law, as there is already an open investigation relating to the same complaint. The Prosecutor’s Office then ordered the investigation to be split between the tax and franchise and antitrust law accusations. As of the date of this annual report on Form 20-F, the Prosecutor’s Office has not summoned us or revealed the specifics of the potential investigation.

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

Employment Experience

We are an important employer in Latin America and the Caribbean and are creating new economic opportunities for Latin America’s next generation. With more than 83,000 employees as of December 31, 2015, we are one of the largest employers in Latin America. For many of our employees, we are their first employer, providing formal jobs that include benefits, medical coverage, training and flexibility. We provide a strong foundation and teach them valuable customer service and leadership skills that can be applied to a wide range of career paths in the future.

We have been recognized by many independent organizations for being a “great place to work.” In 2015, the Great Place to Work Institute ranked us fifth among the top multinational employers in Latin America with more than 3,000 employees. The table below shows the good-employer recognitions that we received in 2015:

Country	Award	Ranking
Argentina	“Best Companies to Work for” in Argentina	11th
Argentina, Costa Rica and Panama	“Work and Life Balance” Certification	—
Brazil	“Best Companies to Work for” in Brazil	13th
Costa Rica	“Best Companies to Work for” in Costa Rica	9th
Chile	“Best Companies to Work for” in Chile	16th
Ecuador	“Best Companies to Work for” in Ecuador	10th
Mexico	“Top Companies” in Mexico	6th
Panama	“Best Companies to Work for” in Panama	6th
Peru	“Best Companies to Work for” in Peru	9th
Uruguay	“Best Companies to Work for” in Uruguay	3rd
Venezuela	“Best Companies to Work for” in Venezuela	6th

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

As of December 31, 2015, there were 54 Ronald McDonald House Charities programs in 14 countries in Latin America and the Caribbean, including 27 Ronald McDonald Houses, 26 Ronald McDonald Family Rooms, which provide “a home away from home” to children undergoing serious medical treatment in hospitals and their families, and one Ronald McDonald Care Mobile, which was built to deliver pediatric care services to remote locations.

One of our biggest charitable events is McHappy Day, when McDonald’s restaurants across Latin America raise money for various children’s causes, including the Ronald McDonald House Charities foundation, by donating the proceeds generated from the sales of Big Macs on that day. McHappy Day has grown from being a “marketing” campaign to becoming a community-wide effort. In 2015, McHappy Day was celebrated in all of the Territories, involving more than 35,000 community volunteers and our franchisees and suppliers. In 2015, our McHappy Day activities raised over $9.1 million. McHappy Day has become one of the most important campaigns, supporting children in Latin America and is the biggest source of revenue for the Ronald McDonald House Charities foundation.

Nutrition and Well-Being

As part of our commitment to offering nutritious and high-quality products to our customers, we are dedicated to actively promoting a balanced lifestyle. This includes providing reliable, accessible information to guide educated nutritional decisions. We were the first restaurant chain in Latin America to provide full nutritional and calorie information about our menu on our websites in every country, as well as giving consumers within the restaurants full printed nutritional information on every tray liner. In 2014 we added a nutritional calculator on our websites to complement nutritional transparency with a personalized tool to enable our customers to make the right nutritional choices for their lifestyle.

From a safety and quality perspective, we only use products that have passed strict quality and hygiene controls throughout the production chain, inside our restaurants and up to the moment they are served to our customers. These products are sourced from our approved supplier network for all McDonald’s restaurants.

We participate in several educational, sports and well-being programs throughout Latin America and the Caribbean, promoting our brand and encouraging our employees and customers to participate. One such event is the McDonald’s 5K Women’s Run (Las Mujeres Corremos), a regional race held annually since 2010 that brought together nearly 60,000 women in 2015, running in 14 countries in Latin America.

Environmental Responsibility

We are committed to the continuous improvement of our environmental sustainability efforts, including frequently assessing our strengths and areas of improvement. We have made many positive strides, including publishing sustainability reports in Brazil, Argentina and Colombia, during 2015, to help us benchmark and set direct and measurable goals to pursue and achieve in the years ahead.

We strive to be an environmental steward dedicated to conserving natural resources and minimizing waste. We monitor and implement operational measures focused on reducing water consumption, energy utilization and waste production at our restaurants. We are committed to increasing our energy efficiency in restaurants by 20% by 2020 (using 2012 as the baseline). We execute paper and waste recycling campaigns at our restaurants, whenever possible. Our goal is to reduce in-restaurant waste by 50% by 2020, with 2012 as the baseline. We are also exploring ways to recycle cooking oil from our restaurants, including an innovative program in Brazil that would power our delivery trucks with our recycled cooking oil.

We survey our key suppliers in Latin America and the Caribbean to ensure their operations meet the highest standards possible and partner with them in reducing our impact on the environment. This includes implementing and sharing best practices throughout the supply chain for sustainable sourcing, transportation, resource use, residue disposal and energy consumption, among other matters.

We strive to source from suppliers with strong standards of animal welfare. In April 2014, we committed to ensuring that by the end of 2016 all pork procured by Arcos Dorados will be sourced by producers that can demonstrate documented plans to promote group housing for their pigs.

The responsible use of antibiotics is important for animal health, as well as to ensure the future effectiveness of antimicrobial medicines. In March 2015, Arcos Dorados announced that it will only source from suppliers who can guarantee that their animals (i) are raised without growth-stimulating antibiotics; (ii) have only received antibiotics to cure or prevent disease under veterinary supervision; (iii) are only administered antibiotics approved for veterinary use; and (iv) are raised in environments that encourage healthy animal welfare and husbandry conditions to help reduce the need for antibiotic use.

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

As of December 31, 2015, we had five ecological restaurants and one LEED-certified corporate university, which are more environmentally responsible and resource-efficient buildings throughout their life-cycle. In December 2008, we opened the first ecological restaurant in Latin America in Bertioga on the coast of São Paulo, Brazil. This restaurant received Leadership in Energy & Environmental Design, or LEED, certification, in September 2009, becoming the first McDonald’s restaurant in Latin America to be so certified. In August 2009, we opened our second ecological restaurant in Lindora, Costa Rica, which was the first of its kind in Central America. In August 2010, we opened our third ecological restaurant in Pilar, Argentina. In July 2011, we re-inaugurated the McDonald’s at Parque Hundido, in Mexico DF as our fourth ecological restaurant. This restaurant was awarded LEED certification by the US Green Building Council. In January 2013, we opened the fifth ecological restaurant in Guaynabo, Puerto Rico. In November 2013, it was awarded LEED certification by the US Green Building Council and verified by the Green Building Certification Institute.

The McDonald’s University in São Paulo, Brazil, was remodeled and reopened in April 2011 as an ecological, LEED-certified building. This McDonald’s University, one of seven such units in the world, is the corporate training center for employees from all over Latin America and the Caribbean. Among the programs offered at the McDonald’s University in São Paulo is an MBA in Sustainability.

The know-how accumulated in the construction of these ecological buildings is being used for the development of new McDonald’s restaurants and the reimaging of certain existing ones in the Territories.

Sustainable Supply Chain

Our deep relationship with our suppliers is an important strategic asset for our sustainable development. We work with more than 500 suppliers across Latin America who serve as strategic partners. Many of our suppliers have worked with McDonald’s since it first entered the Latin American market in the 1970s. All suppliers are evaluated for and must comply with global McDonald’s standards on core products such as beef, chicken, cheese, bread, beverages and others. This ensures a consistent customer experience throughout Latin America.

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

By working very closely and sharing best practices across Latin America with our suppliers, we are reducing our carbon footprint and greenhouse gas (GHG) emissions in our operations.

C. Organizational Structure

We conduct substantially all of our business through our indirect, wholly owned Dutch subsidiary Arcos Dorados B.V. Our controlling shareholder is Los Laureles Ltd., a British Virgin Islands company, which is beneficially owned by Mr. Staton, our Executive Chairman. Under the MFAs, Los Laureles Ltd. is required to hold at all times at least 51% of our voting interests, which is accomplished through its ownership of 100% of the class B shares of Arcos Dorados Holdings Inc., each having five votes per share. Los Laureles Ltd. has established a voting trust with respect to the voting interests in us held by Los Laureles Ltd. Los Laureles Ltd. is the beneficiary of the voting trust. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.” Arcos Dorados B.V. owns all the equity interests of LatAm, LLC, the master franchisee, and owns, directly or indirectly, all the equity interests of the subsidiaries operating our restaurants in the Territories.

The following chart shows our corporate structure as of April 29, 2016.

(1)	Includes class A shares and class B shares beneficially owned by Mr. Staton, our Executive Chairman. Los Laureles Ltd. is beneficially owned by Mr. Staton. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.” Mr. Staton directly owns 0.001% of the shares of Arcos Dorados Cöoperatieve U.A.

(2)	Includes operating subsidiaries held directly and, in some cases, indirectly through certain intermediate subsidiaries.

Other than as described above, all of our significant subsidiaries are wholly owned by us, except Arcos Dorados Argentina S.A., of which Mr. Staton owns 0.003%.

D.	Property, Plants and Equipment

Property Operations

Our long-standing presence in Latin America and the Caribbean has allowed us to build a significant property portfolio with hard-to-replicate locations in key markets across the region that enhance our customers’ experience and ultimately support our brand and market position. As of December 31, 2015, we owned the land for 501 of our 2,141 restaurants (totaling approximately 1.1 million square meters). We owned the buildings for all but 11 of our stand-alone restaurants, all of which are under developmental licenses, whereby the licensees own or lease the land on and buildings in which the restaurants are located. We lease the remaining real estate property where we operate. Accordingly, we are able to charge rent on the real estate that we own and lease to our franchisees. The rental payments generally are based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. When we lease land, we match the term of our sublease to the term of the franchise. We may charge a higher rent to franchisees than that which we pay on our leases, therefore deriving additional rental income.

The selection, construction and maintenance of restaurant locations and other related real estate assets, which is a key element of our performance, is determined based on an evaluation of expected returns on investment and the most efficient allocation of our capital expenditures. In addition to our restaurant property, we have (i) corporate offices in Montevideo, Uruguay; Buenos Aires, Argentina; and Sao Paulo, Brazil; and regional offices in Mexico City, Mexico and Bogota, Colombia; (ii) manufacturing and logistics centers in Sao Paulo, Brazil; and (iii) training centers in Sao Paulo, Brazil and Buenos Aires, Argentina.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

Segment Presentation

We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela; the North Latin America division, or NOLAD, consisting of Costa Rica, Mexico and Panama; and the South Latin America division, or SLAD, consisting of Argentina, Chile, Ecuador, Peru and Uruguay. As of December 31, 2015, 41.2% of our restaurants were located in Brazil, 17.9% in SLAD, 24.2% in NOLAD and 16.6% in the Caribbean division. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

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

 Principal Income Statement Line Items

Revenues

We generate revenues primarily from two sources: sales by Company-operated restaurants and revenue from franchised restaurants, which primarily consists of rental income, typically based on the greater of a flat fee or a percentage of sales reported by our franchised restaurants. This rent, along with occupancy and operating rights, is stipulated in our franchise agreements. These agreements typically have a 20-year term but may be shorter if necessary to mirror the term of the real estate lease. In 2015 and 2014, sales by Company-operated restaurants and revenues from franchised restaurants represented 96.0% and 4.0% of our total revenues, respectively. In 2013, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.7% and 4.3% of our total revenues, respectively.

Operating Costs & Expenses

Our sales are heavily influenced by brand advertising, menu selection and initiatives to improve restaurant operations. Sales are also affected by the timing of restaurant openings and closures. We do not record sales from our franchised restaurants as revenues.

Company-operated restaurants incur four types of operating costs and expenses:

·	food and paper costs, which represent the costs of the products that we sell to customers in Company-operated restaurants;

·	payroll and employee benefit costs, which represent the wages paid to Company-operated restaurant managers and crew, as well as the costs of benefits and training, and which tend to increase as we increase sales;

·	occupancy and other operating expenses, which represent all other direct costs of our Company-operated restaurants, including advertising and promotional expenses, the costs of outside rent, which are generally tied to sales and therefore increase as we increase our sales, outside services, such as security and cash collection, building and leasehold improvement depreciation, depreciation on equipment, repairs and maintenance, insurance, restaurant operating supplies and utilities; and

·	royalty fees, representing the continuing franchise fees we pay to McDonald’s pursuant to the MFAs, which are determined as a percentage of gross product sales.

Franchised restaurant occupancy expenses include mainly, as applicable, the costs of depreciating and maintaining the land and buildings upon which franchised restaurants are situated or the cost of leasing that property. A significant portion of our leases establish that rent payments are based on the greater of a flat fee or a specified percentage of the restaurant’s sales.

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

General and administrative expenses include the cost of overhead, including salaries and facilities, travel expenses, depreciation of office equipment, buildings and vehicles, amortization of intangible assets, occupancy costs, professional services and the cost of field management for Company-operated and franchised restaurants, among others.

Other operating income (expenses), net, include gains and losses on asset acquisitions and dispositions, write-offs and related contingencies of property and equipment, insurance recovery, impairment charges, rental income and depreciation expenses of excess properties, results from distribution centers (until March 16, 2011), the equity awards granted to our CEO until 2011, accrual for contingencies, write-offs and write-downs of inventory, recovery of taxes and other miscellaneous items.

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

Other non-operating income (expenses), net, primarily include certain results related to tax credits, asset taxes and income tax adjustments related to prior years that we are required to pay in certain countries and other non-operating charges.

 Income tax expense includes both current and deferred income taxes. Current income taxes represents the amount accrued during the period to be paid to the tax authorities while deferred income taxes represent the earnings impact of the change in deferred tax assets and liabilities that are recognized in our balance sheet for future income tax consequences.

Net income attributable to non-controlling interests relate to the participation of non-controlling interests in the net income of certain subsidiaries that collectively owned 18 restaurants at December 31, 2015 (18 restaurants at December 31, 2014).

Impact of Inflation and Changing Prices

Some of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. In general, we believe that, over time, we have demonstrated the ability to manage inflationary environments effectively. During 2015, our revenues were favorably impacted by our pricing strategy in many of these inflationary environments, as we were able to increase average check to keep pace with inflation.

The Venezuelan market is also subject to price controls, which limit our ability to increase prices to offset the impact of continuing high inflation on our operating costs. As part of the January 2014 announcements, the Venezuelan government also issued a new regulation (further amended in November 2014), establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although we managed to navigate the negative impact of this regulation on our operations during 2014 and 2015, the existence of such laws and regulations continues to present a risk to our business. We continue to closely monitor developments in this dynamic environment.

Key Business Measures

We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth. In addition, we use Adjusted EBITDA to facilitate operating performance comparisons from period to period. See “Presentation of Financial and Other Information—Other Financial Measures” and “Item 3. Key Information—A. Selected Financial Data.” Systemwide results are driven primarily by our Company-operated restaurants, as 74.2% of our systemwide restaurants are Company-operated as of December 31, 2015. Systemwide data represents measures for both Company-operated and franchised restaurants. While sales by franchisees are not recorded as revenues by us, management believes the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised restaurant revenues and are indicative of the financial health of our franchisee base. Unless otherwise stated, comparable sales growth, average restaurant sales and sales growth are presented on a systemwide basis.

Comparable Sales

Comparable sales is a key performance indicator used within the retail industry and is indicative of the success of our initiatives as well as local economic, competitive and consumer trends. Comparable sales are driven by changes in traffic and average check, which is affected by changes in pricing and product mix. Increases or decreases in comparable sales represent the percent change in sales from the prior year for all restaurants in operation for at least thirteen months, including those temporarily closed. Some of the reasons restaurants may close temporarily include reimaging or remodeling, rebuilding, road construction and natural disasters. With respect to restaurants where there are changes in ownership, all previous months’ sales are reclassified according to the new ownership category when reporting comparable sales. As a result, there will be discrepancies between the sales figures used to calculate comparable sales and our results of operations. We report on a calendar basis, and therefore the comparability of the same month, quarter and year with the corresponding period for the prior year is impacted by the mix of days. The number of weekdays, weekend days and timing of holidays in a period can impact comparable sales positively or negatively. We refer to these impacts as calendar shift / trading day adjustments. These impacts vary geographically due to consumer spending patterns and have the greatest effect on monthly comparable sales while annual impacts are typically minimal.

We calculate and analyze comparable sales and average check in our divisions and systemwide on a constant-currency basis, which means they are calculated using the same exchange rate in the applicable division or systemwide, as applicable, over the periods under comparison to remove the effects of currency fluctuations from the analysis. We believe these constant-currency measures provide a more meaningful analysis of our business by identifying the underlying business trend, without distortion from the effect of foreign currency fluctuations.

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

Sales Growth

Sales growth refers to the change in sales by all restaurants, whether operated by us or by franchisees, from one period to another. We present sales growth both in nominal terms and on a constant-currency basis, which means the latter is calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from the analysis.

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

Venezuela

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

On March 18, 2013, the Venezuelan government announced a new complementary foreign exchange system called the Supplementary System for the Administration of Foreign Currency (Sistema Complementario de Adquisición de Divisas), or SICAD. This new mechanism led to the definitive suspension of the regulated market for trading in foreign currency, known as the System for Transactions with Securities in Foreign Currency (Sistema de Transacciones con Títulos en Moneda Extranjera).

The SICAD mechanism is a former foreign currency exchange auction controlled by the Venezuelan government. The publication of the exchange rates of SICAD auctions started in December 2013 as required by the amended related regulation. The rate published for the last two weeks of 2013 was 11.3 bolívares per U.S. dollar.

On November 29, 2013, the government of Venezuela announced the creation of a new institution governing exchange rate control called the National Center of Foreign Trade (Centro Nacional de Comercio Exterior), or CENCOEX. Pursuant to Exchange Agreement N°26 published in the Venezuelan Official Gazette N° 6.125 Extr., dated of February 10, 2014, CENCOEX assumed the administration of the SICAD auctions. Based on announcements made by the Venezuelan government, there would only be access to U.S. dollars at a rate of 6.30 bolívares per U.S. dollar for the food industry and other industries deemed a priority, which as of today have not been fully defined.

On February 19, 2014, a new Exchange Regime Act was enacted to introduce flexibility into the exchange control system. These changes allowed the Government to create a new and different mechanism, called the alternative System for the Administration of Foreign Currency (Sistema Cambiario Alternativo de Divisas), or SICAD II. According to the Exchange Regime Act, the Central Bank of Venezuela no longer has exclusive control over buying and selling foreign currency. The new system was regulated through the Exchange Agreement N° 27 of March 10, 2014. This system was expected to serve as an additional source of U.S. dollars.

During January 2015, the Venezuelan government announced the unification of SICAD and SICAD II into a unitary foreign exchange mechanism called SICAD, an auction system controlled by the Venezuelan government with an initial exchange rate of 12.00 bolívares per U.S. dollar. The SICAD rate used by the Company for remeasurement purposes is 11.80 bolívares per U.S. dollar. On February 10, 2015, Exchange Agreement N°33 established a new open-market foreign exchange system called SIMADI (Sistema Marginal de Divisas). SIMADI functions on free-market principles with foreign currency offered either by PDVSA (Petróleos de Venezuela), the Central Bank of Venezuela or the private sector. SIMADI allows the settlement of transactions in cash and securities denominated in foreign currencies as well as transactions by foreign exchange intermediaries including banking institutions and brokerage houses. The Central Bank of Venezuela publishes the SIMADI referential exchange rate on its web page daily. This rate is the weighted average of the foreign exchange transactions conducted on the same day. As of April 18, 2016, the official SIMADI exchange rate is 341.0473 bolívares per U.S. dollar. SICAD II was suspended beginning on February 12, 2015. Pursuant to the public notice issued by the Ministry of Finance and the Central Bank of Venezuela, no further transactions were made through SICAD II after February 12, 2015. The SICAD II rate used by the Company for remeasurement purposes is 49.98 bolívares per U.S. dollar.

As a result of the foregoing, the acquisition of foreign currency at the official exchange rate by Venezuelan companies to honor foreign debt, pay dividends or otherwise move capital out of Venezuela is subject to the approval of the Centro Nacional de Comercio Exterior and to the availability of foreign currency within the SIMADI (or DICOM, as described below) mechanisms.

During February and March of 2016, the Venezuelan government announced new changes to the official exchange control system, which were published in the Official Gazette number 40,865 dated March 9, 2016, where the Venezuelan Central Bank and the Ministry for Banking and Finance issued Exchange Agreement N° 35, effective March 10, 2016. The new Exchange Agreement sets forth the new rules that will govern foreign exchange transactions carried out by public and private entities and individuals in Venezuela, eliminates SICAD and SIMADI, and creates a dual exchange system consisting of two new rates for the purchase and sale of foreign currency: the protected rate, or DIPRO, and the supplementary floating market rate, or DICOM.

The DIPRO rate was set at an initial exchange rate of 10.00 bolívares per U.S. dollar, which results in a further devaluation of the bolívar, from 6.30 bolívares per U.S. dollar to 10.00 bolívares per U.S. dollar, effective March 10, 2016. The DICOM rate starts at 215.3366 bolívares per U.S. dollar (the SIMADI rate as of March 10, 2016). The DIPRO rate will be used to settle transactions involving essential goods and services, while the DICOM rate will be used for other transactions, including the settlement for the purchase and sale of foreign currency. Until the DICOM rate is fully operational, SIMADI will remain in operation.

For more details about the Venezuelan exchange rate used for financial reporting, see Note 21 to our consolidated financial statements.

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

We consider an accounting estimate to be critical if:

·	the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

·	the impact of the estimates and assumptions on our financial condition or operating performance is material.

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

During June 2014 and March 2015, we performed impairment testing on our long-lived assets in Venezuela considering the operating losses incurred in this market as a consequence of the currency exchange rate changes (indicator of potential impairment). As a result of this analysis, we recorded impairment charges of $7.8 and $45.2 million during fiscal years 2015 and 2014, respectively, using a fair-market-value approach. This change is primarily associated with an advanced payment for a real estate purchase, given during the fourth quarter of 2013 using a fair-market-value approach. The impairment charges also included certain restaurants with undiscounted future cash flows insufficient to recover their carrying value.

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

·	Expected volatility: based on implied volatility of our class A shares.

·	Dividend yield: based on estimated annual dividends over the Company’s market capitalization.

·	Risk-free interest: prevailing implied interest rate of the U.S. Treasury zero-coupon strips with a remaining time to maturity similar to the expected term of the plan.

·	Expected term: estimated as an average of the vesting term and the original contractual term of the plan.

All of these assumptions significantly impact the estimated fair value of the awards. We use historical data and estimates to determine these assumptions, and if these assumptions and/or the stock price change significantly in the future, our operating results and financial condition could be significantly impacted. See Note 16 to our consolidated financial statements for additional detail on the amounts involved.

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

Accounting for Taxes

We record a valuation allowance to reduce the carrying value of deferred tax assets if it is more likely than not that some portion or all of our deferred assets will not be realized. Our valuation allowance as of December 31, 2015, 2014 and 2013 amounted to $297.9 million, $301.0 million and $270.1 million, respectively. We have considered future taxable income and ongoing prudent and feasible tax strategies in assessing the need for the valuation allowance. This assessment is carried out on the basis of internal projections, which are updated to reflect our most recent operating trends, such as the expiration date for tax loss carryforwards. Because of the imprecision inherent in any forward-looking data, the further into the future our estimates project, the less objectively verifiable they become. Therefore, we apply judgment to define the period of time to include projected future income to support the future realization of the tax benefit of an existing deductible temporary difference or carryforward and whether there is sufficient evidence to support the projections at a more-likely-than-not level for this period of time. Determining whether a valuation allowance for deferred tax assets is necessary often requires an extensive analysis of positive (e.g., a history of accurately projecting income) and negative evidence (e.g., historic operating losses) regarding realization of the deferred tax assets and inherent in that, an assessment of the likelihood of sufficient future taxable income. In 2015 and 2014, we recognized a loss amounting to $49.5 million and $71.7 million, respectively, related to tax loss carryforwards for which realization is not expected to occur. If these estimates and assumptions change in the future, we may be required to adjust the valuation allowance. This could result in a charge to, or an increase in, income in the period this determination is made.

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

See Note 17 to our consolidated financial statements.

Results of Operations

We have based the following discussion on our consolidated financial statements. You should read it along with these financial statements, and it is qualified in its entirety by reference to them.

In a number of places in this annual report, in order to analyze changes in our business from period to period, we present our results of operations and financial condition on a constant-currency basis, which isolates the effects of foreign exchange rates on our results of operations and financial condition. In particular, we have isolated the effects of appreciation and depreciation of local currencies in the Territories against the U.S. dollar because we believe that doing so is useful in understanding the development of our business. For these purposes, we eliminate the effect of movements in the exchange rates by converting the balances for both periods being compared from their local currencies to the U.S. dollar using the same exchange rate.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Set forth below are our results of operations for the years ended December 31, 2015 and 2014.

	For the Years Ended December 31,		% Increase
	2015	2014	(Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$2,930,379	$3,504,302	(16.4)%
Revenues from franchised restaurants	122,361	146,763	(16.6)
Total revenues	3,052,740	3,651,065	(16.4)
Company-operated restaurant expenses:
Food and paper	(1,037,487)	(1,243,907)	(16.6)
Payroll and employee benefits	(616,358)	(734,093)	(16.0)
Occupancy and other operating expenses	(838,037)	(997,065)	(15.9)
Royalty fees	(149,089)	(173,663)	(14.2)
Franchised restaurants – occupancy expenses	(54,242)	(63,939)	(15.2)
General and administrative expenses	(270,680)	(272,065)	(0.5)
Other operating income (expenses), net	6,560	(95,476)	(106.9)
Total operating costs and expenses	(2,959,333)	(3,580,208)	(17.3)
Operating income	93,407	70,857	31.8
Net interest expense	(64,407)	(72,750)	(11.5)
Loss from derivative instruments	(2,894)	(685)	322.5
Foreign currency exchange results	(54,032)	(74,117)	(27.1)
Other non-operating (expenses) income, net	(627)	146	(529.5)
Loss before income taxes	(28,553)	(76,549)	(62.7)
Income tax expense	(22,816)	(32,479)	(29.8)
Net loss	(51,369)	(109,028)	(52.9)
Less: Net income attributable to non-controlling interests	(264)	(305)	(13.4)
Net loss attributable to Arcos Dorados Holdings Inc.	(51,633)	(109,333)	(52.8)

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2015 and 2014.

Systemwide Restaurants	For the Years Ended December 31,
	2015	2014
Systemwide restaurants at beginning of period	2,121	2,062
Restaurant openings	36	82
Restaurant closings	(16)	(23)
Systemwide restaurants at end of period	2,141	2,121
Company-Operated Restaurants	For the Years Ended December 31,
	2015	2014
Company-operated restaurants at beginning of period	1,577	1,538
Restaurant openings	18	56
Restaurant closings	(16)	(23)
Net conversions of franchised restaurants to Company-operated restaurants	5	2
Company-operated restaurants at end of period	1,588	1,577
Franchised Restaurants	For the Years Ended December 31,
	2015	2014
Franchised restaurants at beginning of period	544	524
Restaurant openings	18	26
Restaurant closings	(4)	(4)
Net conversions of franchised restaurants to Company-operated restaurants	(5)	(2)
Franchised restaurants at end of period	553	544

Key Business Measures

We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth. Unless otherwise stated, comparable sales growth, average restaurant sales and sales growth are presented on a systemwide basis.

Comparable Sales

For the Year Ended December 31, 2015
Arcos Dorados
Systemwide comparable sales growth	9.9%
Company-operated comparable sales growth	8.8
Franchised comparable sales growth	12.9
Systemwide comparable sales growth by division
Brazil	1.9
Caribbean division	25.0
NOLAD	1.2
SLAD	23.2
Company-operated comparable sales growth by division
Brazil	1.5
Caribbean division	16.1
NOLAD	1.2
SLAD	22.0

For the Year Ended December 31, 2015
Franchised comparable sales growth by division
Brazil	2.7%
Caribbean division	51.2
NOLAD	1.0
SLAD	31.1

Our comparable sales growth on a systemwide basis in 2015 was driven by the increase in average check, which resulted mainly from price increases.

Average Restaurant Sales

	For the Years Ended December 31,
	2015	2014
	(in thousands of U.S. dollars)
Systemwide average restaurant sales	$1,832	$2,268
Company-operated average restaurant sales	1,852	2,250
Franchised average restaurant sales	1,775	2,319

Our ARS decreased in 2015 because of the depreciation of most currencies in the Territories against the U.S. dollar, partially offset by comparable sales growth of 9.9%.

Sales Growth

	For the Years Ended December 31,
	(in nominal terms)	(in constant currency)
Brazil	(24.2)%	6.1%
Caribbean division	(38.3)	24.2
NOLAD	(6.5)	2.8
SLAD	9.8	25.0
Total Systemwide Sales Growth	(17.7)	12.5

In nominal terms, sales decreased during 2015 due to the negative impact of the depreciation of most currencies in the Territories against the U.S. dollar. This was partially offset by comparable sales growth of 9.9% and the net addition of 79 restaurants systemwide since January 1, 2014. We had 1,588 Company-operated restaurants and 553 franchised restaurants as of December 31, 2015, compared to 1,577 Company-operated restaurants and 544 franchised restaurants as of December 31, 2014.

Revenues

	For the Years Ended December 31,
	2015	2014	% Decrease
	(in thousands of U.S. dollars)
Sales by company-operated restaurants
Brazil	$1,289,543	$1,724,889	(25.2)%
Caribbean division	386,512	574,540	(32.7)
NOLAD	351,122	367,075	(4.3)
SLAD	903,202	837,798	7.8
Total	2,930,379	3,504,302	(16.4)
Revenues from franchised restaurants
Brazil	72,446	91,157	(20.5%
Caribbean division	11,632	19,680	(40.9)
NOLAD	16,242	18,039	(10.0)
SLAD	22,041	17,887	23.2
Total	122,361	146,763	(16.6)
Total revenues
Brazil	1,361,989	1,816,046	(25.0)%
Caribbean division	398,144	594,220	(33.0)
NOLAD	367,364	385,114	(4.6)
SLAD	925,243	855,685	8.1
Total	3,052,740	3,651,065	(16.4)

Sales by Company-operated Restaurants

Total sales by Company-operated restaurants decreased by $573.9 million, or 16.4%, from $3,504.3 million in 2014 to $2,930.4 million in 2015, mainly as a result of the depreciation of most currencies in the Territories against the U.S. dollar ($955.0 million). This was partially offset by 8.8% growth in comparable sales, due to a higher average check, which caused sales to increase by $305.0 million, coupled with a $76.1 million increase as a result of 44 net restaurant openings and the conversion of seven franchised restaurants into Company-operated restaurants since January 1, 2014. Sales were negatively affected by a worsening macroeconomic environment in our main countries.

In Brazil, sales by Company-operated restaurants decreased by $435.3 million, or 25.2%, to $1,289.5 million. This was a consequence of the depreciation of the real against the U.S. dollar, which caused sales to decrease by $517.3 million. This was partially offset by 36 net restaurant openings since January 1, 2014 which contributed $56.6 million to sales, even considering the conversion of four Company-operated restaurants into franchised restaurants since January 1, 2014. Comparable sales were affected by a worsening macroeconomic environment, nevertheless, growth of 1.5% contributed $25.4 million to sales increase.

In the Caribbean division, sales by Company-operated restaurants decreased by $188.0 million, or 32.7%, to $386.5 million. The main driver of this decrease was the adoption of SIMADI as the reporting exchange rate in Venezuela, which caused sales to decrease by $230.5 million. Depreciation of other currencies in the division, accounted for $52.1 million in sales decrease. This was partially offset by 16.1% growth in comparable sales, which contributed $92.2 million to increase in sales. Average check growth was the driver of comparable sales growth and resulted from price increases. In addition, the conversion of three franchised restaurants into Company-operated restaurants, partially offset by the net closing of six restaurants since January 1, 2014 contributed $2.3 million to sales increase.

In NOLAD, sales by Company-operated restaurants decreased by $16.0 million, or 4.3%, to $351.1 million. This was a consequence of the depreciation of local currencies, which caused sales to decrease by $31.3 million. This was partially offset by nine net restaurant openings and the conversion of 11 franchised restaurants into Company-operated restaurants since January 1, 2014, which resulted in a sales increase of $10.7 million. Average check growth was the driver of comparable sales growth by 1.5%, which contributed $4.6 million to the increase in sales.

In SLAD, sales by Company-operated restaurants increased by $65.4 million, or 7.8%, to $903.2 million. This was a consequence of a 22.0% growth in comparable sales, resulting from a higher average check due to price increases, which caused sales to increase by $182.8 million, coupled with the net opening of four restaurants, partially offset by the conversion of three Company-operated restaurants into franchised restaurants, since January 1, 2014, contributing $6.5 million to the increase in sales. The depreciation of most currencies in the region against the U.S. dollar caused sales to decrease by $123.8 million.

Revenues from Franchised Restaurants

Our total revenues from franchised restaurants decreased by $24.4 million, or 16.6%, from $146.8 million in 2014 to $122.4 million in 2015. The main contributor to this decrease was the depreciation of most currencies in the Territories against the U.S. dollar by $59.8 million. This was partially offset by comparable sales growth of 12.8%, which resulted in an increase in revenues of $18.0 million, higher rental income as a percentage of sales which increased from 11.9% in 2014 to 12.6% in 2015, amounting to $10.3 million, and the net opening of 36 franchised restaurants (partially offset by the conversion of 7 franchised restaurants into Company-operated restaurants) since January 1, 2014, which caused revenues from franchised restaurants to increase by $7.0 million. In 2015, 82.7% and 17.3% of revenues from franchised restaurants were earned on the basis of a percentage of sales and on a flat-fee basis, respectively. In 2014, 84.5% and 15.5% of revenues from franchised restaurants were earned on the basis of a percentage of sales and on a flat fee basis, respectively.

In Brazil, revenues from franchised restaurants decreased by $18.7 million, or 20.5%, to $72.4 million primarily as a result of the depreciation of the real against the U.S. dollar by $29.0 million, partially offset by the net opening of 35 franchised restaurants and the conversion of four Company-operated restaurants into franchised restaurants, since January 1, 2014, coupled with comparable sales growth of 2.7%, which explained $6.0 million and $2.5 million of the increase, respectively. In addition, increased rental income, resulted in increased revenues from franchised restaurants of $1.9 million.

In the Caribbean division, revenues from franchised restaurants decreased by $8.0 million, or 40.9%, to $11.6 million. This decrease was driven by the adoption of SIMADI as the reporting exchange rate in Venezuela and the net closing of three restaurants as well as the conversion of three franchised restaurants into Company-operated restaurants since January 1, 2014, negatively impacting revenues by $25.6 million and $0.6 million, respectively. This was partially offset by comparable sales growth of 51.2%, resulting in an $9.8 million increase in revenues. Rental income was negatively affected in 2014 by Venezuelan governmental regulations on rental contracts, which imposed a limit on the rent that we can charge to lessees since December 2013. Such restrictions were relaxed in 2015, positively impacting revenues by $8.4 million.

In NOLAD, revenues from franchised restaurants decreased by $1.8 million, or 10.0%, to $16.2 million. This decrease was a result of the depreciation of the Mexican peso against the U.S. dollar, contributing $2.0 million. In addition, the conversion of 11 franchised restaurants into Company-operated restaurants since January 1, 2014, partially offset by the net opening of two restaurants, caused revenues from franchised restaurants to decrease by $0.1 million. These effects were offset in part by higher rental income and a 0.5% increase in comparable sales, which resulted in a $0.3 million and $0.1 million increase in revenues, respectively.

In SLAD, revenues from franchised restaurants increased by $4.2 million, or 23.2%, to $22.0 million. This growth resulted mainly from comparable sales growth of 31.1%, which accounted for $5.7 million. In addition, coupled with the net openings of two restaurants, and the conversion of 3 Company-operated restaurants into franchised restaurants since January 1, 2014, caused revenues to increase by $1.8 million. This was partially offset by the depreciation of the local currencies in Argentina and Chile against the U.S. dollar and lower rental income, representing a decrease in revenues of $3.1 million and $0.2, respectively.

Operating Costs and Expenses

Food and Paper

Our total food and paper costs decreased by $206.4 million, or 16.6%, to $1,037.5 million in 2015, as compared to 2014. As a percentage of our total sales by Company-operated restaurants, food and paper costs decreased by 0.1 percentage points to 35.4%, primarily due to a higher level of inventories and higher currency depreciation in Venezuela in 2014 that, considering inventories are measured at their historical cost in U.S. dollars, generated a higher food and paper expense as a percentage of sales in 2014. In addition, higher price increases than cost increases in SLAD contributed to a decrease in food and paper costs as percentage of sales. This was partially offset by the impact of the depreciation of currencies over imported input costs, coupled with an unfavorable change in product mix in Brazil.

In Brazil, food and paper costs decreased by $131.4 million, to $421.8 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 0.6 percentage points to 32.7%, primarily as a result of an unfavorable change in product mix, derived from promotional activities carried out in an attempt to offset the unfavorable macroeconomic environment.

In the Caribbean division, food and paper costs decreased by $85.2 million, or 36.5%, to $148.2 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 2.3 percentage points to 38.3%, primarily due to a higher level of inventories and higher currency depreciation in Venezuela in 2014 that, considering inventories are measured at their historical cost in U.S. dollars, generated a higher food and paper expense as a percentage of sales in 2014, partially offset by higher costs resulting from the depreciation of the Colombian Peso.

In NOLAD, food and paper costs decreased by $4.1 million, or 3.0%, to $135.3 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 0.5 percentage points to 38.5%, resulting primarily from higher input costs resulting from the devaluation of the Mexican peso.

In SLAD, food and paper costs increased by $13.4 million, or 4.4%, to $320.6 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 1.2 percentage points to 35.5%, mostly as a result of higher price increases than costs increases in Argentina.

Payroll and Employee Benefits

Our total payroll and employee benefits costs decreased by $117.7 million, or 16.0%, to $616.4 million in 2015, as compared to 2014. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs increased 0.1 percentage points to 21.0%. This increase in payroll and employee benefits costs as a percentage of our total sales by Company-operated restaurants is mostly attributable to a tax credit related to salaries in Brazil in 2014, severances related with a reorganization plan in Brazil, partially offset by operational efficiencies in NOLAD and SLAD.

In Brazil, payroll and employee benefits costs decreased by $84.9 million, or 23.6%, to $274.8 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased by 0.5 percentage points to 21.3% as a result of a tax over salaries credit in 2014 and severances related with headcount optimization in 2015.

In the Caribbean division, payroll and employee benefits costs decreased by $38.7 million, or 31.7%, to $83.3 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased by 0.3 percentage points to 21.6%, mainly due to a change in Venezuela’s relative weight in the Caribbean division´s payroll and employee benefits structure, related to the adoption of SIMADI as the reporting exchange rate, as Venezuela´s payroll and employee benefit costs as percentage of sales is lower than the rest of the countries in the Caribbean division.

In NOLAD, payroll and employee benefits costs decreased by $7.0 million, or 11.2%, to $56.1 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased 1.2 percentage points to 16.0%, resulting from an increase in operational efficiency.

In SLAD, payroll and employee benefits costs increased by $12.9 million, or 6.8%, to $202.1 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits decreased by 0.2 percentage points to 22.4% as a result of a reduced number of restaurant managers as compared to the prior year.

Occupancy and Other Operating Expenses

Our total occupancy and other operating expenses decreased by $159.0 million, or 15.9%, to $838.0 million in 2015, as compared to 2014. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses increased 0.1 percentage points to 28.6%, mainly due to the adoption of SIMADI as reporting exchange rate in Venezuela, since certain costs are measured in U.S. dollars at historical exchange rates while sales are translated at the applicable SIMADI exchange rate; coupled with higher rents paid to third parties, mainly in Brazil.

In Brazil, occupancy and other operating expenses decreased by $117.6 million, or 23.7%, to $379.1 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 0.6 percentage points to 29.4%, mainly as a result of higher rent expenses, due to a higher number of contracts paid based on the minimum value. Additionally, higher contingencies related to the increased efficiency of Brazilian courts in managing certain labor claims.

In the Caribbean division, occupancy and other operating expenses decreased by $52.7 million, or 29.1%, to $128.7 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 1.7 percentage points to 33.3% due to the adoption of SIMADI as the reporting exchange rate in Venezuela, since sales are translated at the applicable SIMADI exchange rate, while depreciation and amortization, insurances and certain operational inventories, are valued at historical U.S. dollar cost. This was partially offset by the lower cost of outside services in Colombia and the lower cost of utilities in Puerto Rico.

In NOLAD, occupancy and other operating expenses decreased by $11.1 million, or 8.6%, to $117.0 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased 1.6 percentage points to 33.3%, mainly due to savings in electricity consumption and other cost efficiencies related to utilities.

In SLAD, occupancy and other operating expenses increased by $16.7 million, or 7.8%, to $229.7 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses remained unchanged at 25.4%.

Royalty Fees

Our total royalty fees decreased by $24.6 million, or 14.2%, to $149.1 million in 2015, as compared to 2014. As a percentage of sales, royalty fees increased by 0.1 percentage points to 5.1% due to a relief granted by McDonald’s corporation in 2014 in Venezuela due to the economic environment prevailing in that country.

In Brazil, royalty fees decreased by $23.6 million, or 25.5%, to $69.1 million in 2015, as compared to 2014, in line with the increase in sales by Company-operated restaurants.

In the Caribbean division, royalty fees decreased by $3.2 million, or 14.6%, to $19.0 million in 2015, as compared to 2014. As a percentage of sales by Company-operated restaurants, royalty fees increased by 1.0 percentage point to 4.9% due to a relief granted by McDonald´s Corporation in Venezuela during 2014 due to the economic environment prevailing in that country.

In NOLAD, royalty fees decreased by $0.8 million, or 4.7%, to $17.0 million in 2015, as compared to 2014, in line with the increase in sales by Company-operated restaurants.

In SLAD, royalty fees increased by $3.1 million, or 7.7%, to $44.1 million in 2015, as compared to 2014. As a percentage of sales by Company-operated restaurants, royalty fees remained unchanged at 4.9%.

Franchised Restaurants—Occupancy Expenses

Occupancy expenses from franchised restaurants decreased by $9.7 million or 15.2%, to $54.2 million in 2015, as compared to 2014, mainly due to the depreciation of the Brazilian real, Mexican peso and the adoption of SIMADI as the reporting exchange rate in Venezuela. This was partially offset by higher rent expenses for leased properties, as a consequence of the increase in sales from franchised restaurants and store openings, coupled with higher depreciation and amortization expenses for owned properties.

In Brazil, occupancy expenses from franchised restaurants increased by $7.3 million, or 18.0%, to $33.4 million in 2015, as compared to 2014, primarily due to the depreciation of the Brazilian real. This was partially offset by higher rent expenses for leased properties, as a consequence of the increase in sales from franchised restaurants and store openings, coupled with higher depreciation and amortization expenses for owned properties.

In the Caribbean division, occupancy expenses from franchised restaurants decreased by $2.2 million, or 21.2% to $8.2 million. This was mainly due to the adoption of SIMADI as the reporting exchange rate in Venezuela, partially offset by higher rent expenses for leased properties, as a consequence of the increase in sales from franchised restaurants.

In NOLAD, occupancy expenses from franchised restaurants decreased by $1.9 million, or 16.9%, to $9.2 million in 2015, as compared to 2014, mainly due to the depreciation of the Mexican peso against the U.S. dollar, coupled with a reversal of allowances for doubtful accounts in Mexico in 2015.

In SLAD, occupancy expenses from franchised restaurants decreased by $1.1 million, or 27.7%, to $5.2 million in 2015, as compared to 2014, mainly due to higher rent expenses for leased properties, as a consequence of the increase in sales from franchised restaurants and store openings. This was partially offset the depreciation of local currencies against the U.S. dollar in Argentina and Chile.

Set forth below are the margins for our franchised restaurants in 2015, as compared to 2014. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Years Ended December 31,
	2015	2014
Brazil	53.8%	55.3%
Caribbean Division	29.2	46.9
NOLAD	43.6	38.9
SLAD	76.5	77.3
Total	55.7%	56.4%

General and Administrative Expenses

General and administrative expenses decreased by $1.4 million, or 0.5%, to $270.7 million in 2015, as compared to 2014. This decrease was mostly due to the depreciation of most currencies in the Territories against the U.S. dollar, amounting to $67.7 million, and a decrease in payroll due to the reorganization and optimization plans carried out during the second quarter of 2014 and the last quarter of 2015, amounting to $8.2 million. This was partially offset by salary increases amounting to $28.0 million, mainly linked to the inflation in Argentina and Venezuela, increases in outsourced professional services amounting to $18.7 million, higher bonuses and other variable compensation provisions amounting to $14.7 million, and increases in severance payments as a consequence of the staff reorganization amounting to $13.3 million.

In Brazil, general and administrative expenses decreased by $11.5 million, or 13.3%, to $74.7 million in 2015, as compared to 2014. The decrease resulted primarily from the depreciation of the real against the U.S. dollar amounting to $30.3 million, coupled with a decrease in payroll due to the reorganization and optimization plans carried out during second quarter of 2014 and last quarter of 2015 amounting to $1.3 million. This was partially offset by salary increases amounting to $8.4 million and bonuses and other variable compensation provisions amounting to $4.4 million, coupled with severance payment which amounted to $3.2 million. In addition, this decrease was partially offset by an increase in software amortization amounting to $2.3 million and higher other general outside services amounting to $1.5 million.

In the Caribbean division, general and administrative expenses decreased by $11.2 million, or 26.0%, to $32.0 million in 2015, as compared to 2014. This decrease was mainly due to the adoption of SIMADI as the reporting exchange rate in Venezuela and to the depreciation of other currencies in the Caribbean division, amounting to $16.4 million, coupled with a decrease in payroll cost due to the reorganization and optimization plans carried out in the second quarter of 2014 and the last quarter of 2015 amounting to $2.3 million. This was partially offset by salary increases mainly due to Venezuela’s inflation amounting to $3.7 million, higher bonuses and other variable compensation provisions amounting to $2.7 million and severance payments amounting to $1.2 million.

In NOLAD, general and administrative expenses decreased by $1.6 million, or 6.0%, to $25.3 million in 2015, as compared to 2014. The decrease was mostly due to the depreciation of the Mexican peso against the U.S. dollar amounting to $3.5 million, coupled with a decrease in payroll due to staff reorganizations carried out during the second quarter of 2014 and the last quarter of 2015 amounting to $ 0.9 million. This was partially offset by higher bonuses and other variable compensation provisions amounting to $1.8 million, salary increases and severance payments amounting to $0.6 million and $0.5 million, respectively.

In SLAD, general and administrative expenses increased by $4.2 million, or 13.6%, to $34.8 million in 2015, as compared to 2014. This increase is a result of salary increases linked to Argentina’s inflation amounting to $4.5 million, increases in severance payments amounting to $2.9 million and bonus and other variable compensation provisions amounting to $1.4 million, coupled with increases in occupancy expenses and outside services amounting to $1.2 million and increase in other payroll-related expenses amounting to $0.5 million. In addition, the increase was due to the increases in travel expenses and employee meals to $0.3 million and $0.1 million, respectively. This increase was partially offset mainly by the depreciation of the Argentine peso and other currencies in the division against the U.S. dollar amounting to $4.3 million, coupled with a decrease in payroll costs due to staff reorganizations carried out during the second quarter of 2014 and the last quarter of 2015 amounting to $2.6 million.

General and administrative expenses for Corporate and others increased by $18.7 million, or 22.0%, to $103.9 million in 2015, as compared to 2014. This increase was mostly due to an increase in outsourced professional services amounting to $12.7 million and salary increases linked to Argentina’s inflation, as a portion of our corporate expenses are located in Argentina, amounting to $10.9 million, coupled with an increase in severance payments amounting to $5.6 million and bonuses and other variable compensation provisions amounting to $4.4 million. This was partially offset by the depreciation of the Argentine peso against the U.S. dollar, amounting to $13.2 million, coupled with a decrease in payroll due to staff reorganizations carried out during the second quarter of 2014 and the last quarter of 2015 amounting to $1.0 million.

Other Operating Income (Expenses), Net

Other operating income (expenses), net increased by $102.0 million, to $6.6 million in 2015, as compared to an expense of $95.5 million in 2014. This increase was primarily attributable to lower impairment of long-lived assets and write-down of certain inventories in Venezuela ($37.4 million and $15.8 million, respectively), a net tax recovery in Brazil amounting to $32.6 million and higher gain from sale and insurance recovery of property and equipment ($8.9 million).

Operating Income

	For the Years Ended December 31,		% Increase
	2015	2014	(Decrease)
	(in thousands of U.S. dollars)
Brazil	$135,657	$172,787	(2.5)%
Caribbean division	(36,482)	(88,711)	(58.9)
NOLAD	11,775	(6,484)	(281.6)
SLAD	83,906	67,885	23.6
Corporate and other and purchase price allocation	(101,449)	(74,620)	36.0
Total	93,407	70,857	31.8

Operating income increased by $22.6 million, or 31.8%, to $93.4 million in 2015, as compared to 2014.

Net Interest Expense

Net interest expense decreased by $8.3 million, or 11.5%, to $64.4 million in 2015, as compared to 2014. The decrease was primarily attributable to lower interest on 2016 notes ($8.3 million), due to the depreciation of the Brazilian reais.

Loss from Derivative Instruments

Loss from derivative instruments increased by $2.2 million to $2.9 million in 2015, as compared to $0.7 million in 2014, primarily due to the amendment of the cross-currency interest rate swap agreement ($2.6 million).

Foreign Currency Exchange Results

Foreign currency exchange results decreased by $20.1 million, to a $54.0 million loss in 2015, from $74.1 million in 2014, mainly due to lower foreign currency exchange loss in Venezuela related to the reassessment of the exchange rate used for remeasurement purposes for $50.6 million, partially offset by the net impact of the Brazilian reais depreciation in intercompany balances and long-term debt ($25.8 million).

Other Non-operating Expenses, Net

Other non-operating expenses, net decreased by $0.8 million to a $0.6 million loss in 2015, as compared to a $0.1 million loss in 2014.

Income Tax Expense

Income tax expense decreased by $9.7 million, from $32.5 million in 2014 to $22.8 million in 2015, mainly explained by an increase in deferred income tax benefit. The resulting consolidated effective tax rate was (79.9)% in 2015, as compared to (42.4)% in 2014. See Note 15 to our consolidated financial statements for a reconciliation of income tax expense for fiscal years 2015 and 2014.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests for 2015 remained unchanged from 2014.

Net Loss Attributable to Arcos Dorados Holdings Inc.

As a result of the foregoing, net loss attributable to Arcos Dorados Holdings Inc. decreased by $57.7 million in 2015, or 52.8%, to a loss of $51.6 million, as compared to a loss of $109.3 million in 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Set forth below are our results of operations for the years ended December 31, 2014 and 2013.

	For the Years Ended December 31,		% Increase (Decrease)
2014	2013	2014
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$3,504,302	$3,859,883	(9.2)%
Revenues from franchised restaurants	146,763	173,427	(15.4)
Total revenues	3,651,065	4,033,310	(9.5)
Company-operated restaurant expenses:
Food and paper	(1,243,907)	(1,350,515)	(7.9)
Payroll and employee benefits	(734,093)	(814,112)	(9.8)
Occupancy and other operating expenses	(997,065)	(1,055,188)	(5.5)
Royalty fees	(173,663)	(188,885)	(8.1)
Franchised restaurants – occupancy expenses	(63,939)	(63,273)	1.1
General and administrative expenses	(272,065)	(317,745)	(14.4)
Other operating expenses, net	(95,476)	(15,070)	533.6
Total operating costs and expenses	(3,580,208)	(3,804,788)	(5.9)
Operating income	70,857	228,522	(69.0)
Net interest expense	(72,750)	(88,156)	(17.5)
Loss from derivative instruments	(685)	(4,141)	(83.5)
Foreign currency exchange results	(74,117)	(38,783)	91.1
Other non-operating expenses, net	146	(848)	(117.2)
(Loss) income before income taxes	(76,549)	96,594	(179.2)
Income tax expense	(32,479)	(42,722)	(24.0)
Net (loss) income	(109,028)	53,872	(302.4)
Less: Net income attributable to non-controlling interests	(305)	(18)	1,594.4
Net (loss) income attributable to Arcos Dorados Holdings Inc.	(109,333)	53,854	(303.0)

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2014 and 2013.

	For the Years Ended December 31,
Systemwide Restaurants	2014	2013
Systemwide restaurants at beginning of period	2,062	1,948
Restaurant openings	82	130
Restaurant closings	(23)	(16)
Systemwide restaurants at end of period	2,121	2,062
	For the Years Ended December 31,
Company-Operated Restaurants	2014	2013
Company-operated restaurants at beginning of period	1,538	1,453
Restaurant openings	56	95
Restaurant closings	(19)	(8)
Net conversions of franchised restaurants to Company-operated restaurants	2	(2)
Company-operated restaurants at end of period	1,577	1,538
	For the Years Ended December 31,
Franchised Restaurants	2014	2013
Franchised restaurants at beginning of period	524	495
Restaurant openings	26	35
Restaurant closings	(4)	(8)
Net conversions of franchised restaurants to Company-operated restaurants	(2)	2
Franchised restaurants at end of period	544	524

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

In Brazil, sales by Company-operated restaurants decreased by $30.8 million, or 1.8%, to $1,724.9 million. This was a consequence of the depreciation of the real against the U.S. dollar, which caused sales to decrease by $157.2 million. This was partially offset by 80 net restaurant openings and the conversion of one franchised restaurant into a Company-operated restaurant after January 1, 2013, which contributed $104.7 million to the increase. Average check growth was the driver of comparable sales growth of 1.2%, which contributed $21.6 million to the increase in sales.

In the Caribbean division, sales by Company-operated restaurants decreased by $206.1 million, or 26.4%, to $574.5 million. The main driver of this decrease was the adoption of SICAD and SICAD II as the reporting exchange rate in Venezuela, which caused sales to decrease by $377.2 million. This was partially offset by 18.5% growth in comparable sales, which contributed $144.5 million to the increase in sales. Average check growth was the driver of comparable sales growth and resulted from price increases. In addition, the net opening of 10 restaurants and the conversion of one franchised restaurant into a Company-operated restaurant after January 1, 2013 contributed $26.5 million to the increase in sales.

In NOLAD, sales by Company-operated restaurants decreased by $21.2 million, or 5.5%, to $367.1 million. Decrease in comparable guest counts related to the unfavorable economic environment and tougher competitive environment coupled with a lower average check, resulting from a negative change in product mix, caused comparable sales to decrease by 5.6%, negatively impacting sales by $21.5 million. In addition, depreciation of local currencies caused sales to decrease by $16.1 million. This was partially offset by 14 net restaurant openings and the conversion of three franchised restaurants into Company-operated restaurants after January 1, 2013, which resulted in a sales increase of $16.4 million.

In SLAD, sales by Company-operated restaurants decreased by $97.4 million, or 10.4%, to $837.8 million. The depreciation of most currencies in the region against the U.S. dollar caused sales to decrease by $301.8 million. This was partially offset by 19.8% growth in comparable sales, resulting from a higher average check, which caused sales to increase by $179.9 million. In addition, the net opening of 20 restaurants, partially offset by the conversion of five Company-operated restaurants into franchised restaurants after January 1, 2013, contributed $24.5 million to the increase in sales.

Revenues from Franchised Restaurants

Our total revenues from franchised restaurants decreased by $26.7 million, or 15.4%, from $173.4 million in 2013 to $146.8 million in 2014. The main contributors to this decrease were the depreciation of most currencies in the Territories against the U.S. dollar by $44.6 million and lower rental income as a percentage of sales, which decreased from 12.6% in 2013 to 11.9% in 2014, amounting to $18.8 million. This was partially offset by comparable sales growth of 14.0%, which resulted in an increase in revenues of $26.7 million and the net opening of 49 franchised restaurants after January 1, 2013, which caused revenues from franchised restaurants to increase by $10.1 million. In 2014, 84.5% and 15.5% of revenues from franchised restaurants were earned on the basis of a percentage of sales and on a flat-fee basis, respectively. In 2013, 85% and 15% of revenues from franchised restaurants were earned on the basis of a percentage of sales and on a flat-fee basis, respectively.

In Brazil, revenues from franchised restaurants increased by $4.5 million, or 5.3%, to $91.2, million, primarily as a result of 55 net franchised restaurant openings, which was partly offset by the conversion of one franchised restaurant into a Company-operated restaurant, after January 1, 2013, and comparable sales growth of 3.2%, which explained $9.2 million and $2.8 million of the increase, respectively. In addition, increased rental income resulted in increased revenues from franchised restaurants of $0.9 million. This was partially offset by the depreciation of the real against the U.S. dollar by $8.4 million.

In the Caribbean division, revenues from franchised restaurants decreased by $30.1 million, or 60.5%, to $19.7 million. This decrease was driven by the adoption of SICAD and SICAD II as the reporting exchange rate in Venezuela, lower rental income, and the net closing of four restaurants as well as the conversion of one franchised restaurant into a Company-operated restaurant after January 1, 2013, impacting revenues by $28.0 million, $19.9 million and $0.8 million, respectively. This was partially offset by comparable sales growth of 38.7%, resulting in an $18.6 million increase in revenues. Rental income was negatively affected by new Venezuelan governmental regulations on rental contracts, which imposed a limit on the rent that we can charge to lessees after December 2013.

In NOLAD, revenues from franchised restaurants decreased by $1.5 million, or 7.6%, to $18.0 million. This decrease was a result of the depreciation of the Mexican peso against the U.S. dollar, contributing $0.6 million, coupled with a 2.6% decrease in comparable sales and lower rental income, amounting to $0.5 million and $0.3 million, respectively. In addition, the net closing of four restaurants and the conversion of three franchised restaurants into Company-operated restaurants after January 1, 2013 caused revenues from franchised restaurants to decrease by $0.1 million.

In SLAD, revenues from franchised restaurants increased by $0.4 million, or 2.1%, to $17.9 million. This growth mainly resulted from a comparable sales growth of 30.4%, which accounted for $5.8 million. In addition, the net openings of two restaurants, coupled with the conversion of five Company-operated restaurants into franchised restaurants after January 1, 2013 and higher rental income caused revenues to increase by $1.7 million and $0.6 million, respectively. The depreciation of the local currencies in Argentina and Chile against the U.S. dollar represented a decrease in revenues of $7.8 million.

Operating Costs and Expenses

Food and Paper

Our total food and paper costs decreased by $106.6 million, or 7.9%, to $1,243.9 million in 2014, as compared to 2013. As a percentage of our total sales by Company-operated restaurants, food and paper costs increased by 0.5 percentage points to 35.5%, primarily due to higher input costs in SLAD resulting from the devaluation of the Argentine peso and an increase in beef cost. In addition, an unfavorable change in product mix in Brazil and higher input costs in Brazil explain food and paper cost increases as a percentage of sales by Company-operated restaurants.

In Brazil, food and paper costs increased by $0.1 million, to $553.2 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 0.6 percentage points to 32.1%, primarily as a result of an unfavorable change in product mix and cost increases that were higher than the increase in sales prices.

In the Caribbean division, food and paper costs decreased by $84.9 million, or 26.7%, to $233.4 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.1 percentage points to 40.6%, mainly due to a change in Venezuela’s weight in the Caribbean division’s food and paper cost structure related to the adoption of SICAD and SICAD II as the reporting exchange rate, as Venezuela’s food and paper cost as percentage of sales is higher than the rest of the countries in the Caribbean division.

In NOLAD, food and paper costs decreased by $16.4 million, or 10.5%, to $139.5 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 2.1 percentage points to 38.0%, resulting primarily from price increases that were higher than the increase in costs throughout all markets, coupled with favorable product mix changes in Mexico.

In SLAD, food and paper costs decreased by $15.9 million, or 4.9%, to $307.2 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 2.1 percentage points to 36.7%, mostly as a result of higher input costs resulting from the devaluation of the Argentine peso and an increase in beef cost.

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

In Brazil, payroll and employee benefits costs decreased by $17.1 million, or 4.5%, to $359.7 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased by 0.6 percentage points to 20.9% as a result of a tax on salaries credit.

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

In SLAD, payroll and employee benefits costs decreased by $25.7 million, or 12.0%, to $189.2 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits decreased by 0.4 percentage points to 22.6% as a result of an increase in operational efficiency, primarily in Argentina.

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

In the Caribbean division, occupancy and other operating expenses decreased by $33.6 million, or 15.6%, to $181.4 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 4.0 percentage points to 31.6% due to the adoption of SICAD and SICAD II as the reporting exchange rates in Venezuela, since sales are translated at the applicable SICAD or SICAD II exchange rates, while depreciation and amortization, insurance, and certain operational inventories, are valued at historical U.S. dollar cost.

In NOLAD, occupancy and other operating expenses decreased by $0.7 million, or 0.5%, to $128.1 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 1.7 percentage points to 34.9%, mainly due to the impact of the comparable sales decrease over fixed costs and higher rent expense related to store and dessert center openings.

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

In the Caribbean division, royalty fees decreased by $7.9 million, or 26.3%, to $22.2 million in 2014, as compared to 2013. As a percentage of sales by Company-operated restaurants, royalty fees remained unchanged at 3.9% due to a lower weight of Venezuela’s royalty fees within the division’s royalty fee structure, as Venezuela’s royalty costs as a percentage of sales are lower than the rest of the Territories due to the relief granted by McDonald’s Corporation. This is related to the adoption of SICAD and SICAD II as the reporting exchange rate.

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

Franchised Restaurants—Occupancy Expenses

Occupancy expenses from franchised restaurants increased by $0.7 million, or 1.1%, to $63.9 million in 2014, as compared to 2013, due to higher depreciation and amortization in Brazil and higher allowances for doubtful accounts in Puerto Rico, partially offset by lower rent expenses for leased properties in Venezuela.

In Brazil, occupancy expenses from franchised restaurants increased by $2.9 million, or 7.5%, to $40.8 million in 2014, as compared to 2013, primarily due to higher depreciation and amortization expenses for owned properties and increased rent expenses for leased properties, the latter as a consequence of the increase in sales from franchised restaurants and store openings. This was partially offset by the depreciation of the Brazilian real.

In the Caribbean division, occupancy expenses from franchised restaurants decreased by $1.9 million, or 15.7%, to $10.4 million. This was mainly due to a decrease in rent expenses for leased properties as a consequence of new Venezuelan governmental regulations on rental contracts in place since December 2013, coupled with the adoption of SICAD and SICAD II as the reporting exchange rate in Venezuela. This was partially offset by higher allowances for doubtful accounts in Puerto Rico and Venezuela.

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

General and Administrative Expenses

General and administrative expenses decreased by $45.7 million, or 14.4%, to $272.1 million in 2014, as compared to 2013. This decrease was mostly due to the depreciation of most currencies in the Territories against the U.S. dollar, amounting to $61.7 million, a decrease in payroll due to staff restructuring carried out during the last quarter of 2013 and the second quarter of 2014, amounting to $17.9 million, and lower bonuses and other variable compensation provisions, amounting to $7.7 million. This was partially offset by salary increases mainly linked to Argentina’s and Venezuela’s inflation, amounting to $22.9 million, and severance payments as a consequence of the restructuring of staff, amounting to $6.7 million. In addition, the decrease was partially offset by higher IT services, amounting to $8.9 million, coupled with lower capitalization of costs and increases in occupancy expenses, amounting to $1.6 million and $1.5 million, respectively.

In Brazil, general and administrative expenses decreased by $6.1 million, or 6.6%, to $86.2 million in 2014, as compared to 2013. The decrease resulted primarily from the depreciation of the real against the U.S. dollar, amounting to $8.1 million, coupled with a decrease in payroll due to staff restructuring carried out during the last quarter of 2013 and the second quarter of 2014, amounting to $5.7 million, and lower bonuses and other variable compensation provisions, amounting to $0.8 million. This was partially offset by salary increases, amounting to $5.0 million, coupled with severance payments, which amounted to $0.4 million. In addition, this decrease was partially offset by an increase in software amortization, amounting to $1.0 million, consulting services related to tax projects, amounting to $0.9 million, higher employee meal and other expenses of $0.6 million, lower capitalization costs, amounting to $0.4 million, and higher occupancy expenses, amounting to $0.2 million.

In the Caribbean division, general and administrative expenses decreased by $11.7 million, or 21.4%, to $43.2 million in 2014, as compared to 2013. This decrease was mainly due to the adoption of SICAD and SICAD II as the reporting exchange rates in Venezuela, amounting to $16.8 million, coupled with a decrease in payroll cost due to staff restructurings carried out in the last quarter of 2013 and the second quarter of 2014, amounting to $3.2 million, partially offset by salary increases, mainly due to Venezuela’s inflation, amounting to $5.1 million, higher bonuses and other variable compensation provisions, amounting to $1.8 million, and severance payments of $1.5 million.

In NOLAD, general and administrative expenses decreased by $0.5 million, or 1.9%, to $26.9 million in 2014, as compared to 2013. The decrease was mostly due to the depreciation of the Mexican peso against the U.S. dollar, amounting to $1.1 million, coupled with a decrease in payroll due to staff restructurings carried out during the last quarter of 2013 and the second quarter of 2014, amounting to $1.4 million, partially offset by higher bonuses and other variable compensation provisions, amounting to $1.2 million, salary increases and severance payments, amounting to $0.8 million and $0.8 million, respectively. In addition, the decrease is a result of higher management fees charged by McDonald’s Corporation for services rendered to other markets that do not belong to Arcos Dorados, amounting to $0.4 million, and a decrease in other payroll costs and shared service center fees, amounting to $0.2 and $0.1 million, respectively.

In SLAD, general and administrative expenses decreased by $8.6 million, or 21.9%, to $30.6 million in 2014, as compared to 2013. This decrease was mainly due to the depreciation of the Argentine peso against the U.S. dollar, amounting to $9.2 million, coupled with a decrease in payroll costs due to staff restructurings carried out during the fourth quarter of 2013 and the second quarter of 2014, amounting to $2.0 million, and lower bonus provisions, amounting to $1.9 million. This was partially offset by salary increases linked to Argentina’s inflation, amounting to $2.2 million, and severance payments, amounting to $1.5 million. In addition, this decrease was offset by an increase in expatriate costs and travel expenses, amounting to $0.3 million and $0.3 million, respectively, and increases in occupancy expenses and outside services, amounting to $0.2 million.

General and administrative expenses for Corporate and others decreased by $18.8 million, or 18.0%, to $85.2 million in 2014, as compared to 2013. This decrease was mostly due to the depreciation of the Argentine peso against the U.S. dollar, as our corporate headquarters are located in Argentina, amounting to $26.5 million, coupled with a decrease in payroll due to staff restructurings carried out during the last quarter of 2013 and the second quarter of 2014, amounting to $5.6 million, and lower bonuses and other variable compensation provisions, amounting to $8.0 million. This was more than offset by salary increases linked to Argentina’s inflation, amounting to $9.8 million, and severance payments, amounting to $2.6 million, coupled with higher IT services costs, amounting to $8.9 million.

Other Operating Expenses, Net

Other operating expenses, net increased by $80.4 million, to $95.5 million in 2014, as compared to 2013. This increase was primarily attributable to the impairment of long-lived assets in Venezuela ($45.2 million) and other countries ($2.7 million), impairment of goodwill in Puerto Rico ($2.0 million), write-down of certain inventories in Venezuela, amounting to $19.4 million, due to the impact of the currency exchange rate change on their net recoverable value (of which $17.5 million was due to the adoption of SICAD and SICAD II), lower gain related to property sales ($6.9 million) and lower gains resulting from the purchase of franchisee operated restaurants ($3.8 million).

Operating Income

	For the Years Ended December 31,		% Increase (Decrease)
	2014	2013
	(in thousands of U.S. dollars)
Brazil	$172,787	$188,445	(8.3)%
Caribbean division	(88,711)	37,837	(334.5)
NOLAD	(6,484)	(5,314)	22.0
SLAD	67,885	84,324	(19.5)
Corporate and others and purchase price allocation	(74,620)	(76,770)	(2.8)
Total	70,857	228,522	(69.0)

Operating income decreased by $157.7 million, or 69.0%, to $70.9 million in 2014, as compared to 2013.

Net Interest Expense

Net interest expense decreased by $15.4 million, or 17.5%, to $72.8 million in 2014, as compared to 2013, mainly due to the losses incurred in 2013 in connection with the purchase, exchange and redemption of the 2019 notes totaling $23.5 million, partially offset by a $3.9 million increase in interest payments due to higher average debt balances in 2014.

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

Net Income Attributable to Arcos Dorados Holdings Inc.

As a result of the foregoing, net (loss) income attributable to Arcos Dorados Holdings Inc. decreased by $163.2 million, or 303.0%, to a loss of $109.3 million in 2014, as compared to 2013.

B. Liquidity and Capital Resources

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including:

·	our ability to generate cash flows from our operations;

·	the level of our outstanding indebtedness and the interest we pay on this indebtedness;

·	our dividend policy;

·	changes in exchange rates which will impact our generation of cash flows from operations when measured in U.S. dollars; and

·	our capital expenditure requirements.

Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period during the term of the MFAs. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable three-year period, while the reinvestment plan specifies the amount we must spend reimaging or upgrading restaurants during the applicable three-year period. Under the 2014-2016 restaurant opening and reinvestment plan, we were required to open 250 restaurants and to spend $180 million from 2014 through 2016. On August 10, 2015, however, we reached an agreement with McDonald’s to amend the 2014-2016 opening plan, mainly in order to adjust this plan to the current economic realities of the region. Under the revised opening plan, we committed to opening a minimum of 150 new restaurants over the three-year period, down from the original 250. The Company is also committed to executing at least 140 reimages over the three-year period. We estimate that the cost to comply with our restaurant opening commitments under the MFAs from 2014 through 2016 will be between $151 million and $181 million, depending on, among other factors, the type and location of the restaurants we open. We expect to fund these commitments using cash flow from operations.

Our management believes in our ability to obtain the sources of liquidity and capital resources that are necessary in this challenging economic environment and also believes that our liquidity and capital resources, including working capital, are adequate for our present requirements and business operations and will be adequate to satisfy our currently anticipated requirements during at least the next twelve months for working capital, capital expenditures and other corporate needs.

Overview

Net cash provided by operations was $112.7 million in 2015, compared to $193.1 million in 2014. Our investing activities program decreased by $108.8 million in 2015 to $60.1 million. Cash provided by financing activities decreased by $43.4 million, from an inflow of $1.2 million in 2014 to an outflow of $42.3 million in 2015. This was mainly as a result of the decrease in short-term borrowings and other long-term debt for $55.3 million and $33.3 million, respectively, and, the purchase of the 2016 notes in 2015 for $11.7 million. This was partially offset by lower dividend payments in 2015, amounting to $37.5 million, and the net collection of derivative instruments for $19.8 million.

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

At December 31, 2015, our total financial debt was $654.2 million, consisting of $656.3 million in long-term debt (of which $469.5 million related to the 2023 notes, including the original issue discount, $158.8 million related to the 2016 notes, $22.5 million in other long-term borrowings and $5.6 million in capital lease obligations) and $2.5 million in short-term debt, partially offset by $4.6 million related to the fair market value of our outstanding derivative instruments (net of the liability portion amounting to $2.1 million).

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

Cash and cash equivalents were $112.5 million at December 31, 2015 and $139.0 million at December 31, 2014.

Comparative Cash Flows

The following table sets forth our cash flows for the periods indicated:

	For the Years Ended December 31,
	2015	2014	2013
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$112,689	$193,091	$217,014
Net cash used in investing activities	(60,115)	(168,964)	(310,655)
Net cash provided by financing activities	(42,263)	1,184	102,302
Effect of exchange rate changes on cash and cash equivalents	(36,822)	(61,929)	(17,864)
Decrease in cash and cash equivalents	(26,511)	(36,618)	(9,203)

Operating Activities

	For the Years Ended December 31,
	2015	2014	2013
	(in thousands of U.S. dollars)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(51,633)	$(109,333)	$53,854
Non-cash charges and credits	147,739	260,036	186,980
Changes in assets and liabilities	16,583	42,388	(23,820)
Net cash provided by operating activities	112,689	193,091	217,014

For the year ended December 31, 2015, net cash provided by operating activities was $112.7 million, compared to $193.1 million in 2014. The $80.4 million decrease is mainly attributable to lower net income adjusted for non-cash charges of $54.6 million and the negative change in assets and liabilities of $25.8 million.

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

The following table presents our cash used in investing activities by type:

	For the Years Ended December 31,
	2015	2014	2013
	(in thousands of U.S. dollars)
Property and equipment expenditures	$(90,964)	$(169,813)	$(313,462)
Purchases of restaurant businesses paid at acquisition date	(1,091)	(825)	(324)
Proceeds from sales of property and equipment and related prepayments	19,738	3,237	7,751
Proceeds from sale of restaurant businesses	3,861	1,938	6,452
Loans collected from / (granted to) to related parties	9,702	(2,500)	(2,000)
Others, net	(1,361)	(1,001)	(9,072)
Net cash used in investing activities	(60,115)	(168,964)	(310,655)

The following table presents our property and equipment expenditures by type:

	For the Years Ended December 31,
	2015	2014	2013
	(in thousands of U.S. dollars)
New restaurant	$26,376	$96,798	$157,901
Existing restaurants	38,714	53,887	63,421
Other(1)	25,874	19,128	92,140
Total property and equipment expenditures	90,964	169,813	313,462

(1)	Primarily corporate equipment and other office related expenditures. For 2013, includes a real estate purchase in Venezuela.

In 2015, net cash used in investing activities was $60.1 million, compared to $169.0 million in 2014. This $108.9 million decrease in net cash used was primarily attributable to lower property and equipment expenditures ($78.8 million), higher proceeds from sales of property and equipment and related prepayments ($16.5 million), higher proceeds from sale of restaurant businesses ($1.9 million) and the collection of loans of related parties ($12.2 million). This was partially offset by lower other investing activities ($0.4 million) and lower purchases of restaurant businesses ($0.3 million).

Property and equipment expenditures decreased by $78.8 million, from $169.8 million in 2014 to $91.0 million in 2015. The decrease in property and equipment expenditures is explained by a lower investment in new restaurants ($70.4 million), mainly due to the decrease in restaurants openings, as well as in existing restaurants ($15.2 million). In 2015, we opened 36 restaurants and closed 16 restaurants.

Proceeds from sales of restaurant businesses increased $1.9 million, mainly as a result of the conversion of company-operated restaurants into franchised restaurants in Brazil, Chile and Argentina.

Proceeds from sales of property and equipment and related payments increased by $16.5 million to $19.7 million in 2015, as compared to 2014, primarily as a consequence of advances received on property sales in Mexico, as part of the Company’s asset monetization plans.

In addition, in 2015 and 2014 we used $1.1 million and $0.8 million, respectively, to convert franchised restaurants into Company-operated restaurants. We paid for purchases in Mexico ($0.5 million) and in Argentina ($0.6 million) in 2015 and a purchase in Puerto Rico in 2014 ($0.8 million). Payments were also made in 2015 and 2016 in connection with this sale.

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

Property and equipment expenditures decreased by $143.6 million, from $313.5 million in 2013 to $169.8 million in 2014. The decrease in property and equipment expenditures is explained by a decrease in other property and equipment expenditures totaling $73.0 million, primarily associated with an advance payment for a real estate purchase, given during the fourth quarter of 2013 and a lower investment in new restaurants ($61.1 million) as well as in existing restaurants ($9.5 million), mainly due to the depreciation of local currencies against the U.S. dollar. In 2014, we opened 82 restaurants and closed 23 restaurants.

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

Financing Activities

	For the Years Ended December 31,
	2015	2014	2013
	(in thousands of U.S. dollars)
Issuance of 2023 notes	$—	$—	$378,409
Distribution of dividends to our shareholders	(12,509)	(50,036)	(37,527)
Net collections (payments) of derivative instruments	19,817	—	(9,975)
Purchase and call of 2019 notes	—	—	(237,006)
Issuance of 2016 notes	(11,710)	—	—
Issuance of other long-term debt	—	33,267	8,483
Net short-term borrowings	(29,043)	26,296	8,743
Other financing activities	(8,818)	(8,343)	(8,825)
Net cash (used in) provided by financing activities	(60,115)	(168,964)	(310,655)

Net Cash Used in Financing Activities

Net cash used in financing activities was $42.3 million in 2015, compared to $1.2 million provided in 2014. The $43.4 million decrease in the amount of cash provided by financing activities was primarily attributable to the decrease in short-term borrowings and other long-term debt for $55.3 million and $33.3 million, respectively, and the purchase of the 2016 notes in 2015 for $11.7 million. This was partially offset by lower dividend payments in 2015 amounting to $37.5 million and the net collection of derivative instruments for $19.8 million.

Net cash provided by financing activities was $1.2 million in 2014, compared to $102.3 million provided in 2013. The $101.1 million decrease in the amount of cash provided by financing activities was primarily attributable to the issuance of the 2023 notes for $378.4 million in 2013 and higher dividend payments of $12.5 million, partially offset by the purchase and call of the 2019 notes in 2013 for $237.0 million, higher issuance of short-term debt for $17.6 million, higher issuance of long-term debt of $24.8 million, lower payments of derivative instruments for $10.0 million and lower other financing activities of $0.5 million.

The 2016 Secured Loan Agreement

On March 29, 2016, our Brazilian subsidiary, Arcos Dourados Comércio de Alimentos Ltda. (“Arcos Comércio”), entered into a secured loan agreement with Citibank N.A., Bank of America N.A., Itau BBA International plc, JPMorgan Chase Bank, N.A. and Banco Santander (Brasil) S.A., Cayman Islands Branch, as initial lenders, under which Arcos Comércio received total proceeds of $167.3 million (R$613.9 million as of the signing date). Each loan under the 2016 Secured Loan Agreement bears interest at the following annual interest rates:

Lender	Annual Interest Rate
Citibank N.A.	3M LIBOR + 2.439%
Itaú BBA International plc	5.26%
Banco Santander (Brasil) S.A., Cayman Islands Branch	4.7863%
Bank of America N.A.	3M LIBOR + 4.00%
JP Morgan Chase Bank, N.A.	3M LIBOR + 3.92%

In order to fully convert each loan under the second loan agreement into Brazilian reais, Arcos Comércio entered into five cross-currency interest rate swap agreements with the local subsidiaries of the same lenders, to fully hedge the principal and interest cash flows of each of the loans under the secured loan agreement. Consequently, the loan was fully converted into Brazilian reais at a rate of 3.67 reais per U.S. dollar, amounting to R$613.9 million. All the terms of the cross-currency interest rate swap agreements match the terms of the secured loan agreement.

Considering the cross currency interest rate swap agreements, the final interest rate of the secured loan agreement is the Interbank Market reference interest rate (or “CDI” in Brazil), plus 4.50% per year. Interest payments will be made quarterly, beginning June 2016 and principal payments will be made semi-annually, beginning September 2017. The secured loan matures on March 30, 2020 and periodic payments of principal are required: 10% of principal in September 2017; 15% in March and September 2018; and 20% in March and September 2019 and March 2020. There are no prepayment penalties.

The loan is fully and unconditionally guaranteed on a senior secured basis by certain subsidiaries, and secured by (i) certain credit and debit card receivables arising from sales in certain Brazilian restaurants operated by Arcos Comércio; and (ii) the positive mark to market of the cross currency interest rate swap agreements. The secured loan ranks at least pari passu in right of payment with all other unsubordinated and unsecured indebtedness of Arcos Comércio and the guarantors.

The loan proceeds will be used primarily to repay the Company’s BRL-denominated notes maturing on July 13, 2016. The Company previously repurchased R$48.2 million of the outstanding R$675 million aggregate principal amount of 2016 notes. On April 8, 2016, the Company launched a cash tender offer for any and all of the outstanding 2016 notes. For more information on the tender offer see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing Activities—2016 Notes.” We incurred $3.3 million of financing costs related to the 2016 Secured Loan Agreement, which were capitalized as deferred financing costs.

The secured loan agreement includes customary covenants including, among others, restrictions on the ability of Arcos Comércio, the guarantors and certain material subsidiaries to: (i) pay dividends; (ii) create liens; (iii) sell certain real estate assets; (iv) enter into sale and lease-back transactions; (v) pay interest or principal on intercompany loans; and (vi) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions.

Under the secured loan agreement, we must maintain (i) a Consolidated Net Indebtedness to EBITDA ratio (as defined therein) lower than (a) 3.5 to 1 as of the last day of the fiscal quarter ended March 31 and June 30, 2016, (b)

3.25 to 1 as of the last day of the fiscal quarter ended September 30, 2016 and (c) 3.0 to 1 as of the last day of the fiscal quarter ended December 31, 2016 and thereafter; and (ii) an EBITDA to Consolidated Interest Expense Ratio (as defined therein) greater than 2.5 to 1 as of the last day of any fiscal quarter. Arcos Comércio must maintain an Adjusted Net Indebtedness to EBITDA Ratio lower than 2.0 to 1 as of the last day of any fiscal quarter. The calculation of Adjusted Net Indebtedness for Arcos Comércio shall exclude any intercompany indebtedness.

The secured loan agreement also provides for customary events of default, which, if any of them occurs, would permit or require the principal and interest on all of the outstanding amount to be due and payable immediately.

Revolving Credit Facilities

On August 3, 2011, our subsidiary, Arcos Dorados B.V., entered into a committed revolving credit facility with Bank of America, N.A., as lender, for $50 million. On August 31, 2013, Arcos Dorados B.V. renewed the revolving credit facility for $75 million maturing on August 3, 2015. On July 30, 2015, we renewed this facility for $50 million maturing on August 3, 2016. On March 16, the lender agreed to amend the aggregate commitment amount of the revolving credit facility to $25 million. The obligations of Arcos Dorados B.V. under the revolving credit facility are jointly and severally guaranteed by certain of our subsidiaries on an unconditional basis. This revolving credit facility will permit us to borrow money from time to time to cover our working capital needs and for other lawful general corporate purposes.

Each loan made to Arcos Dorados B.V. under the revolving credit facility will bear interest at an annual rate equal to LIBOR plus 2.75%. Interest on each loan will be payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

The revolving credit facility includes customary covenants including, among others, restrictions on the ability of Arcos Dorados B.V., the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws; and (vii) permit the consolidated net indebtedness to EBITDA ratio to be greater than 3.5 to 1 on the last day of any fiscal quarter of the borrower. These covenants are subject to important qualifications and exceptions.

As a result of the Company’s decision to change the exchange rates used for remeasurement of its bolivar-denominated assets and liabilities and operating results in Venezuela, we were not in compliance with the indebtedness to EBITDA ratio under the revolving credit facility as of June 30, 2014. At such date our consolidated indebtedness to EBITDA ratio was 2.73. However, on July 28, 2014, we reached an agreement with Bank of America, N.A. to change the consolidated net indebtedness to EBITDA ratio from 2.5 to 1 to 3.0 to 1. On July 30, 2015, we further amended the Revolving Credit Facility to change such ratio from 3.0 to 1 to 3.5 to 1. As of December, 31 2015, our net indebtedness to EBITDA ratio was 2.58 and thus we are currently in compliance with the revised covenant.

The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

On August 31, 2015, the Company entered into a revolving credit facility with JPMorgan Chase Bank, N.A., for up to $25 million maturing on October 1, 2016. The revolving credit facility includes customary covenants equivalent to those included in the revolving credit facility with Bank of America, N.A. Each loan made under this agreement will bear interest at an annual rate equal to LIBOR plus 2.25%. Under the agreement, the Company is required to comply with a Consolidated Net Indebtedness to EBITDA Ratio (as defined therein) no greater than 3.5 on the last day of any fiscal quarter.

On March 29, 2016, Arcos Comércio entered into the 2016 Secured Loan Agreement, which is secured by certain credit and debit card receivables derived from certain of its restaurants. As the assumption of liens is restricted under the revolving credit facilities, on March 16, 2016, the lenders granted us a waiver for any event of default that may occur in connection with these agreements solely due to this transaction.

As of December 31, 2015, Arcos Dorados B.V. had borrowed $2.5 million under the revolving credit facility with JPMorgan Chase Bank N.A. This loan matured in January 2016.

2016 Notes

In July 2011, we issued R$400 million aggregate principal amount of notes due 2016 bearing interest of 10.25% per year, payable in U.S. dollars, which we refer to as the 2016 notes. In addition, on April 24, 2012, we issued an additional R$275 million aggregate principal amount of the 2016 notes at a price of 102.529%. The 2016 notes are denominated in reais, but payment of principal and interest will be made in U.S. dollars. The 2016 notes mature on July 13, 2016. Interest is paid semiannually in arrears on January 13 and July 13 of each year.

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

In November 2015 and January 2016, the Company repurchased 6.97% or R$47.0 million and 0.17% or R$1.2 million, respectively, of the outstanding principal amount of its 2016 Notes.

On April 8, 2016, we announced the commencement of a tender offer to purchase for cash any and all of the properly tendered (and not validly withdrawn) outstanding 2016 notes (the “2016 Tender Offer”). As a result of the early settlement of the 2016 Tender Offer, we repurchased R$421,765,000 of the 2016 notes on April 26, 2016. The 2016 Tender Offer is set to expire on May 5, 2016.

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

On September 10, 2013, we announced the commencement of a tender offer, exchange offer and consent solicitation to purchase for cash any and all of the properly tendered (and not validly withdrawn) outstanding 2019 notes of Arcos Dorados B.V. (the “2013 Tender Offer”) and to exchange for the 2023 notes (described below) any and all of Arcos Dorados B.V.’s properly tendered (and not validly withdrawn) 2019 notes (the “2013 Exchange Offer,” and together with the 2013 Tender Offer, the “2013 Tender and Exchange Offer”).

In conjunction with the 2013 Tender and Exchange Offer, Arcos Dorados B.V. solicited consents to certain proposed amendments to the indenture under which the 2019 notes were issued. The proposed amendments eliminated Arcos Dorados B.V.’s obligations to comply with substantially all of the restrictive covenants contained in the indenture governing the 2019 notes. Adoption of the proposed amendments required the consent of holders of 2019 notes representing at least a majority in aggregate principal amount of the outstanding 2019 notes held by persons other than Arcos Dorados B.V. and its affiliates. Each holder tendering 2019 notes that were not validly withdrawn was deemed to have consented to the proposed amendments.

As a result of the 2013 Tender and Exchange Offer, we repurchased $118.4 million of the 2019 notes pursuant to the 2013 Tender Offer and $90.0 million of the 2019 notes pursuant to the 2013 Exchange Offer on September 27, 2013. We subsequently repurchased $0.5 million of the 2019 notes pursuant to the 2013 Exchange Offer on October 9, 2013.

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

2023 Notes

In September 2013, we issued senior notes for an aggregate principal amount of $473.8 million under an indenture dated September 27, 2013, which we refer to as the 2023 notes. The total aggregate principal amount of the 2023 notes consists of $375 million issued for cash and $98.8 million issued in exchange for 2019 notes. The 2023 notes mature on September 27, 2023 and bear interest of 6.625% per year. Interest is paid semiannually on March 27 and September 27. The proceeds from the issuance of the 2023 notes were used to pay the principal and premium on the 2019 notes in connection with the 2013 Tender and Exchange Offer, to repay certain of the short-term indebtedness we had with Banco Itaú BBA S.A., to unwind a cross-currency interest rate swap with Bank of America, N.A. and for general corporate purposes.

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

The indenture governing the 2023 notes limits our and our subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the 2023 notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2023 notes to be due and payable immediately.

The 2023 notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

We may issue additional 2023 notes from time to time pursuant to the indenture governing the 2023 notes.

C.	Research and Development, Patents and Licenses, etc.

We have not had significant research and development activities for the past three years because we rely primarily on McDonald’s research and development. McDonald’s operates research and development facilities in the United States, Europe and Asia, and independent suppliers also conduct research activities that benefit McDonald’s and us. Nevertheless, we have developed certain menu items, such as Almuerzos Colombianos in Colombia, to better tailor our product offerings to local tastes and to provide our customers with additional food options.

D.	Trend Information

Our business and results of operations have recently experienced the following trends, which we expect will continue in the near term:

·	Social upward mobility in Latin America and the Caribbean: Historically, our sales have benefited, and we expect to continue to benefit, from our Territories’ population size, younger age profile and improving socio-economic conditions when compared to more developed markets. This has led to a modernization of consumption patterns and increased affordability of our products across socio-economic segments, leading to greater demand for our products. While consumer behavior will continue to be cyclical and dependent on macroeconomic activity, we expect to continue to benefit from this trend in the long term.

·	Decline in free time: More single-parent and dual-earner households have increased the demand for the convenience offered by eating out and takeout food.

·	Product offerings: Our beverages, core meals, desserts, breakfast, reduced calorie and sodium products, and value menu item offerings have been popular among customers and—combined with our revenue management—have helped us remain relevant with our customers.

·	Increased competition in some markets: The popularity of the QSR concept in Latin America has attracted new competitors. Even though we have been able to maintain market share in these markets, we have seen a reduction in pricing flexibility and have increased the focus of our marketing efforts on value offerings.

·	Macroeconomic deterioration and increasing uncertainty in Latin America and the Caribbean: Our business and results of operations have been impacted by increasingly negative macroeconomic and consumer trends in some of our main markets. The lower rate of economic growth and reduced rates of consumption are expected to continue in the short term.

·	Inflationary environment: Over the last few years, we have been able through our revenue management strategy to partially mitigate cost increase tied to inflation. However, inflation has been, and will continue to be, an important factor affecting our results of operations, specifically impacting our labor costs, food and paper costs, occupancy and other operating expenses and general administrative expenses.

·	Increased volatility of foreign exchange rates and impact of currency controls: Our results of operations have been impacted by increased volatility in foreign exchange rates in many of the Territories, particularly the significant devaluation of local currencies against the U.S. dollar. We expect that foreign exchange rates will continue to be an important factor affecting our foreign currency exchange results and the “Accumulated other comprehensive loss” component of shareholders’ equity and, consequently, our results of operations and financial condition.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table presents information relating to our contractual obligations as of December 31, 2015.

	Payment Due by Period
Contractual Obligations	Total	2016	2017	2018	2019	2020	Thereafter
	(in thousands of U.S. dollars)
Capital lease obligations(1)	$7,184	$1,498	$1,003	$957	$955	$502	$2,269
Operating lease obligations	841,757	122,373	111,334	97,351	84,333	74,475	351,891
Contractual purchase obligations (2)	131,811	110,657	13,934	4,955	1,722	543	—
2016 notes(1)	171,208	171,208	—	—	—	—	—
2023 notes(1)	724,863	31,387	31,387	31,387	31,387	31,387	567,928
Other long-term borrowings(1)	32,450	3,655	3,910	4,468	4,212	3,931	12,274
Derivative instruments	(4,615)	2,126	1,729	1,390	1,099	847	(11,806)
Total	$1,904,658	$442,904	$163,297	$140,508	$123,708	$111,685	$922,556

____________________

(1)	Includes interest payments.

(2)	Includes automatic annual renewals, which contains only enforceable and legally binding unconditional obligations corresponding to prevailing agreements without considering future undefined renewals when the agreement is cancellable by us. This type of purchase obligation represents $48.5 million of contractual obligations for 2016 only.

The table set forth above excludes projected payments on our restaurant opening and reinvestment plans pursuant to the MFAs in respect of which we do not yet have any contractual commitments.

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors

Our Board of Directors currently consists of seven members, three of whom are independent directors. We have three additional seats on the Board of Directors which are currently vacant, as further described below. In case of a tie vote by the Board of Directors, the Executive Chairman will have the deciding vote. Our memorandum and articles of association authorize us to have eight members, and the number of authorized members may be increased or decreased by a resolution of shareholders or by a resolution of directors. On November 1, 2012 and August 2, 2013, respectively, our Board of Directors passed resolutions increasing the number of authorized members of our Board of Directors to nine and ten, respectively.

Pursuant to our articles of association, our Board of Directors is divided into three classes. There is no distinction in the voting or other powers and authorities of directors of different classes. The members of each class serve staggered, three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of shareholders in the year in which their term expires. At our most recent annual general meeting of shareholders, held on April 25, 2016, our shareholders re-elected Mr. Hernández-Artigas and Mrs. Franqui to serve as Class II directors.

The classes are currently composed as follows:

·	Mr. Alonso, Mr. Chu, Mr. Veléz and Mr. Fernández are Class III directors, whose term will expire at the annual meeting of shareholders to be held in 2017;

·	Mr. Staton is a Class I director, whose term will expire at the annual meeting of shareholders to be held in 2018; and

·	Mr. Hernández-Artigas and Mrs. Franqui are Class II directors, whose term will expire at the annual meeting of shareholders to be held in 2019;

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

The following table presents the names of the members of our Board of Directors:

Name	Position	Age
Woods Staton	Executive Chairman	66
Sergio Alonso	CEO	53
Annette Franqui	Director	54
Carlos Hernández-Artigas	Director	52
Michael Chu	Director	67
José Alberto Vélez	Director	66
José Fernández	Director	54
Alejandro Ramírez Magaña*	Director	43

(*) Served as a member of the Board of Directors until April 25, 2016. Did not stand for reelection to our Board of Directors at the general meeting of shareholders held on April 25, 2016.

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Dr. Luis Bonavita 1294, Office 501, WTC Free Zone, Montevideo, Uruguay (CP 11300) and Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB).

Woods Staton. Mr. Staton is the Executive Chairman of the Board. Mr. Staton was our Chief Executive Officer from 2007 through October 2015. Mr. Staton holds an MBA from IMD in Switzerland and a Bachelor´s degree in economics from Emory University. He was McDonald’s joint venture partner in Argentina for over 20 years and served as the President of SLAD beginning in 2004. Mr. Staton is also a member of the founding family and served as the CEO and Chairman of the board of directors of Panamerican Beverages, Inc., or Panamco, which was Coca-Cola’s largest bottler in Latin America. Mr. Staton is cofounder of Endeavor Argentina, an organization for promoting entrepreneurship, as well as a founding partner of Ashoka Argentina, a global organization committed to investing in innovative solutions through social entrepreneurship. He was recently elected as a Board Member of the IMD Foundation in Lausanne, Switzerland. He is on the Global Board of Advisors of the Council on Foreign Relations in Washington D.C., serves as Chair of the Advisory Board of the Latin American Program at the Woodrow Wilson International Center for Scholars, as well as on the Chairman’s International Advisory Council of the Americas Society/Council of the Americas.

Sergio Alonso. Mr. Alonso is our Chief Executive Officer since 2015 and was, prior to his appointment as such, our Chief Operating Officer. Prior to that, he was McDonald’s Divisional President in Brazil. He graduated with a degree in Accounting from Universidad de Buenos Aires in 1986. He began his career at McDonald’s as Accounting Manager and subsequently moved to the operations area, eventually being promoted to Vice President of Operations in six years. From 1999 until 2003, Mr. Alonso was involved in the development of the Aroma Café brand in Argentina.

Annette Franqui. Mrs. Franqui has been a member of our board of directors since 2007 and is a member of the Compensation and Nomination Committee. She graduated with a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania in 1984 and an MBA from the Stanford Graduate School of Business in 1986. She is also a Chartered Financial Analyst. Mrs. Franqui began her career in 1986 with J.P. Morgan and joined Goldman Sachs in 1989. In 1994, she returned to J.P. Morgan where she became a Managing Director and the Head of the Latin America Research Department. Mrs. Franqui joined Panamco in 2001 as Vice President of Corporate Finance and became the Chief Financial Officer in 2002. She is one of the founding partners of Forrestal Capital and is currently a board member of Axionlog Cold Solutions, Latam LLC, and, on a volunteer basis, AARP.

Carlos Hernández-Artigas. Mr. Hernández-Artigas has been a member of our board of directors since 2007 and is a member of the Compensation and Nomination Committee. He graduated from Universidad Panamericana, Escuela de Derecho in 1987 and University of Texas at Austin, School of Law in 1988. He received an MBA from IPADE in Mexico City in 1996. Mr. Hernández-Artigas worked as a lawyer for several years in Mexico and as a foreign attorney in Dallas, Texas and New York. He served as the General Counsel, Chief Legal Officer and Secretary of Panamco for ten years. He is an advisor at Big Sir Partners in Miami, Florida and is currently a board member of Wireless WERX Inc., and dba inside, a technology company in Anaheim, California.

Michael Chu. Mr. Chu has been an independent member of our board of directors since April 2011 and is a member of our Audit Committee. He graduated with honors from Dartmouth College in 1968 and received an M.B.A. with highest distinction from the Harvard Business School in 1976. From 1989 to 1993, Mr. Chu served as an executive and limited partner in the New York office of the private equity fund Kohlberg Kravis Roberts & Co. From 1993 to 2000, Mr. Chu was with ACCION International, a nonprofit corporation dedicated to microfinance, where he served as President and CEO. Mr. Chu currently holds an appointment as Senior Lecturer at the Harvard Business School and is Managing Director and cofounder of the IGNIA Fund, an investment firm dedicated to investing in commercial enterprises serving low-income populations in Mexico. He was a founding partner of, and continues to serve as Senior Advisor to, Pegasus Group, a private equity firm in Buenos Aires.

José Alberto Vélez. Mr. Vélez has been an independent member of our board of directors since June 2011 and is a member of our Audit Committee. Mr. Vélez received a Master of Science in Engineering degree from the University of California, Los Angeles, and a degree in Administrative Engineering from Universidad Nacional de Colombia. Mr. Vélez previously served as the CEO of Suramericana de Seguros, the leading insurance company in Colombia, and also as the CEO of Inversura, a holding company that integrates the leading insurance and social security companies in Colombia. He was the Chief Executive Officer of Cementos Argos S.A. between 2003 and 2012. From 2012 until March, 2016, he was the President of Grupo Argos, a holding group with investments in cement, energy, mining, ports and real estate. He is currently a member of the Boards of Directors of Grupo Suramericana de Inversiones S.A., Bancolombia, Situm, Celsia, Cementos Argos and Calcetinas Crystal. He also is a member of the Board of Trustees of the Universidad EAFIT, Proantioquia, Codesarrollo, Fundación Suramericana, Fundación Fraternidad Medellín and Chairman of CECODES, the Colombian Chapter of the World Business Council for Sustainable Development. In addition, he sits on the advisory board of the Council of the Americas, based in New York.

José Fernández. Mr. Fernandez is an independent member of our board of directors (since April 25, 2016) and has served on our board of directors since October 1, 2013. Mr. Fernández was the Divisional President of operations for SLAD until 2013. Mr. Fernández is a Mechanical Engineer from Instituto Tecnológico Buenos Aires and began his career at McDonald’s in 1986. He held the positions of Development Director, Development Vice President and Managing Director of McDonald’s Argentina before becoming the Divisional President of operations of SLAD.

Alejandro Ramírez Magaña. Mr. Ramírez was an independent member of our board of directors from November 1, 2012 to April 26, 2016. He also served as a member of our Audit Committee. Mr. Ramírez holds an MBA from Harvard Business School, a Master of Sciences in Development Economics from the University of Oxford and a Bachelor of Arts in Economics from Harvard University. Mr. Ramírez is the General Director of Cinépolis, the largest cineplex chain in Latin America and the fourth largest in the world. He recently co-chaired the 2012 Annual Meeting of the World Economic Forum and was also appointed by former Mexican President Calderón as Chair of the G20’s Business Summit (B20), in Mexico in June 2012. He has worked for the World Bank, the United Nations Development Programme (UNDP), and was Mexico’s Permanent Representative to the Organization for Economic Cooperation and Development. In 2005, he was also appointed as “Young Global Leader” by the Davos World Economic Forum in Switzerland.

Executive Officers

Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Mr. Alonso, our CEO, with broad experience in development, revenue, supply chain management, operations, finance, marketing, legal affairs, human resources, communications and training. Most of our executive officers have worked in the food service industry for several years. Many of the members of the management team have a long history with McDonald’s operations in Latin America and the Caribbean and with Mr. Alonso, and have worked together as a team for many years. Our executive officers were appointed by our Board of Directors for an indefinite term.

The following table lists our current executive officers:

Name	Position	Initial Year of Appointment
Sergio Alonso	Chief Executive Officer	2015
Marcelo Rabach	Chief Operating Officer	2015
José Carlos Alcantara	Chief Financial Officer	2015
Juan David Bastidas	Chief Legal Counsel	2010
Paulo Camargo	Divisional President—Brazil	2015
Alejandro Yapur	Divisional President—SLAD	2013
Rogério Barreira	Divisional President—NOLAD	2015
Luis Raganato	Divisional President—Caribbean	2014
Sebastian Magnasco	Vice President of Development	2007
Raul Mandía	Vice President of Marketing	2007
Diego Benenzon	Vice President of Human Resources	2014
José Valledor Rojo	Vice President of Supply Chain	2015
Marlene Fernandez del Granado	Vice President of Government Relations	2011

The following is a brief summary of the business experience of our executive officers who are not also directors. Unless otherwise indicated, the current business addresses for our executive officers is Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB) and Juncal 1408, Oficina 404, CP 11000, Montevideo, Uruguay.

Marcelo Rabach. Mr. Rabach, 45, is our Chief Operating Officer, and prior to his appointment as such in August 2015, Divisional President for NOLAD since 2013, Vice President of Operations Development since 2012 and Divisional President in Brazil since 2008. He graduated with a degree in Business Administration from Universidad Argentina de la Empresa in 2002. He began his career at McDonald’s Argentina in 1990 and has over 17 years of line operations experience, starting as a crew employee and steadily advancing into larger operational roles. From 1999 until his appointment as McDonald’s Chief Operating Officer in Venezuela in 2005, Mr. Rabach was responsible for the operations, real estate, construction, human resources, local store marketing, and training and franchising of a region within Argentina, holding the positions of Operations Manager and Operations Director. He was the Chief Operating Officer in Venezuela from 2005 until 2008.

José Carlos Alcantara. Mr. Alcantara, 45, is our Chief Financial Officer. He attended Escola Superior de Propaganda e Marketing in Brazil, where he received a Bachelor’s Degree, and Northwestern University’s Kellogg School of Management, where he earned an MBA. Mr. Alcantara has worked as a consultant and as a senior auditor at Ernst & Young and Price Waterhouse Coopers, respectively. Mr. Alcantara has held senior finance positions within PepsiCo’s Quaker Oats and International (LAR Foods & Beverages) businesses both in Brazil and in the United States. Most recently, Mr. Alcantara served as the Managing Director Spanish Latin America at Experian, where he was previously CFO Latin America.

Juan David Bastidas. Mr. Bastidas, 48, is our Chief Legal Counsel. He attended Universidad Pontificia Bolivariana in Colombia, where he received a Law Degree. He graduated as a Business Law Specialist from the same university. He has post-graduate studies in International Business, Business Administration and Senior Management. Mr. Bastidas worked from 1994 to 1995 as an international operations lawyer for Banco Industrial Colombiano (Bancolombia). He served as General Counsel and Secretary of the board of directors of Interconexión Electrica S.A. E.S.P.–ISA from 1995 to 2010 before joining us in July 2010.

Paulo Camargo. Mr. Camargo, 47, was appointed Divisional President for Brazil in October 2015. Prior to Mr. Camargo’s promotion, he served as Vice President of Operations for the Brazil Division for four years. Mr. Camargo has over 20 years of experience in the consumer, retail and services industry. He has worked for companies such as PepsiCo, FASA Corporation and Iron Mountain across a variety of geographies. Before joining Arcos Dorados in 2011, he was President of the Spain Division at Iron Mountain. Mr. Camargo has a postgraduate degree in Business Administration from Mackenzie University in São Paulo, and also holds an MBA from IEDE Business School in Spain. He has undertaken executive training at Harvard Business School in the United States, Henley Business School in England and the IESE Business School in Spain.

Alejandro Yapur. Mr. Yapur, 47, was appointed Divisional President of SLAD in July 2013. He began his career in 1986 as a crew member at the first McDonald’s restaurant in Argentina and had the opportunity to serve as Manager in the Marketing, Operations and Corporate Communications areas of Arcos Dorados in Argentina. In 2005 he was promoted to Managing Director of Uruguay and in 2007 became responsible for the Company’s Chilean operations. In 2011, Mr. Yapur became Regional Managing Director for the Southern Cone Region (Argentina, Chile and Uruguay) until 2013 when he was promoted to his current position. He graduated from the Universidad de Estudios Empresariales in Buenos Aires and subsequently went on to earn a Master’s degree in Communications from Universidad Austral.

Rogério Barreira. Mr. Barreira, 47, was appointed Divisional President for NOLAD in October 2015. Prior to Mr. Barreira´s promotion, he served as Vice President of Operations for the Brazil Division for four years. Mr. Barreira has over 32 years of experience in Arcos Dorados, acting in different key positions role in Brazil. Mr. Barreira has a Master in Business Administration from Foundation Getulio Vargas in Brazil and, and also holds a degree in Marketing and Business Planning from Anhembi-Morumbi University in Brazil.

Luis Raganato. Mr. Raganato, 51, is our Divisional President for the Caribbean. Prior to his appointment as such, he was the General Director of Arcos Dorados in Peru. Mr. Raganato began his career at Arcos Dorados in 1991 as a Trainee in the Nuevocentro Shopping location in the province of Córdoba, Argentina and has held various positions in Operations Management over the years. Mr. Raganato holds a Bachelor’s degree in Business Administration from Instituto Aeronáutico de Argentina and a Master’s degree in Marketing and Business Development from Escuela Superior de Estudios de Marketing de Madrid.

Sebastian Magnasco. Mr. Magnasco, 46, is our Vice President of Development and served, prior to his appointment as such, in the same capacity in SLAD. He graduated with a degree in Engineering from Instituto

Tecnológico Buenos Aires, in 1990. He began his career at McDonald’s in 1994 and held the positions of Real Estate & Equipment Director of Argentina and IT, Real Estate and Equipment Director of Argentina until his appointment as Vice President of Development of SLAD in 2005.

Raul Mandía. Mr. Mandía, 54, is our Vice President of Marketing and served, prior to his appointment as such, in the same capacity in SLAD. He graduated with an associate degree in Accounting from Northern Virginia Community College, Virginia in 1988. Mr. Mandía also holds a Bachelor’s degree in accounting from Strayer College in Washington D.C. and a Master’s degree in taxation from Southeastern University in Washington D.C. He has also completed postgraduate coursework from The Garvin School of International Management in Arizona and The Wharton School in Pennsylvania. He began his career at McDonald’s in 1991 as Finance Manager in Uruguay. In 2000, he became Director of Operations, Learning and Development in the Latin American group of McDonald’s corporate headquarters, and in 2002 he returned to McDonald’s Uruguay as Managing Director until he was appointed as Vice President of Marketing of SLAD in 2005.

Diego Benenzon. Mr. Benenzon, 49, is our Vice President for Human Resources. He joined the Company in April 2008 as a SLAD HR Talent and Development Director and has over ten years’ experience in leadership positions at Citibank where he was Vice President of Human Resources before joining the Company. Prior to Citibank Mr. Benenzon was a human resources consultant at Roland Berger International. He has also served as a senior consultant to various large companies and NGOs and has teaching experience. Mr. Benenzon graduated with a degree in psychology from Universidad John F. Kennedy and holds a postgraduate degree from the Universidad de Buenos Aires.

José Valledor. Mr. Valledor, 49, is our Vice President of Supply Chain. Prior to his appointment as such, he was Divisional President in Brazil. He joined us in 1990 as an assistant in the accounting department, and four years later he became Manager of that department. In 2005, he became Regional Operations Director, responsible for the markets of Uruguay, Paraguay and Argentina. Two years later, he became Argentina’s General Director while continuing to supervise the market operations in Uruguay, Chile and Paraguay. Mr. Valledor Rojo has a degree in Business Administration and a postgraduate degree from the Instituto de Altos Estudios (IAE) in Buenos Aires, Argentina.

Marlene Fernandez. Ms. Fernandez, 54, is Vice President of Government Relations. Prior to joining us in 2009, she served as Executive Director of the Gallup Organization in Latin America and held various governmental positions, including member of Bolivia’s Chamber of Deputies, Bolivian Ambassador to the United States and Permanent Representative to the Organization of American States in Washington, D.C., the European Union and Italy. Ms. Fernandez graduated with a degree in Communications and Public Relations from Universidad John F. Kennedy in Buenos Aires. She holds a Master of Science with a specialization in broadcast journalism from Boston University and has completed doctorate courses at Harvard University in Law and Diplomacy, Strategic Communications, Conflict Resolution and Negotiations in Conflict Areas.

B. Compensation

Long-term and Equity Incentive Plans

Long-term Incentive Plan

We implemented a long-term incentive plan in 2008 to reward certain employees for the success of our business. In accordance with this plan, we historically granted phantom equity units, called CADs, annually to certain employees, pursuant to which such employees are entitled to receive, upon vesting, a cash payment equal to the appreciation in the fair value of the award over the base value of the award. In 2011, our Board approved the use of the Company’s market capitalization following our initial public offering as the metric used to determine the Company’s fair market value under this incentive plan in place of the existing formula used to determine the current value of the awards. The CADs vest over a five-year period, subject to continued employment with us, as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. The right is cumulative and, once it has become exercisable, it may be exercised during a quarterly window period in whole or in part until the date of termination, which occurs two months after the fifth anniversary of the grant date. Any outstanding CADs at the date of termination will be automatically settled by us. In April 2014, we communicated to our employees the three-year extension of the right to exercise outstanding options under the long-term incentive plan without any change in the vesting period. Pursuant to the three-year extension, units for which its exercise right was originally scheduled to expire in May 2014 will expire in May 2017, and units for which its exercise right was originally scheduled to expire in May 2015 will expire in May 2018. There were 84 employees affected by this resolution.

As of December 31, 2015, 664,775 CADs were outstanding, as compared to 873,538 CADs as of December 31, 2014. During 2015, 28,186 CADs were exercised, and the total amount paid for these exercises was $0.1 million. A total of $180,577 CADs was forfeited during 2015. At December 31, 2015, we maintain a current payable of $0.2 million related to these exercises that is presented within “accrued payroll and other liabilities” in our balance sheet. See Note 16 to our consolidated financial statements for additional information.

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

On May 8, 2015 we made the annual grants for 2015 to certain of our executive officers and other employees. The grants include 923,213 restricted share units that will vest as follows: 40% on the second anniversary of the grant date and 20% on each of the following three anniversaries. Each restricted share unit represents the right to receive one class A share when vested.

The maximum number of shares that may be issued under the 2011 Plan is 5,238,235 class A shares, equal to 2.5% of our total outstanding class A and class B shares immediately following our initial public offering on April 14, 2011. We issued 322,853 class A shares during 2015 in connection with the partial vesting of outstanding restricted share units.

See Note 16 to our consolidated financial statements for additional information.

We intend to make the 2016 annual grant under the 2011 Plan during the second quarter of 2016.

Compensation of Directors and Officers

General

The approximate aggregate annual total cash compensation for our 14 officers was $8.6 million in 2015. In 2015, we approved annual compensation for our non-executive directors of $140,000 each, payable 100% in cash. The cash payments corresponding to services performed in 2015 were paid $70,000 each in 2015 and $70,000 each in 2016. We have not entered into any service contracts with our directors to provide for benefits upon termination of employment.

C. Board Practices

Our Committees

Audit Committee

Until April 25, 2016, our audit committee consisted of three directors, Mr. Chu, Mr. Vélez and Mr. Ramírez Magaña, who are independent within the meaning of the SEC and NYSE corporate governance rules applicable to foreign private issuers. Our Board of Directors has determined that Mr. Chu, Mr. Vélez and Mr. Ramírez Magaña are also “audit committee financial experts” as defined by the SEC. Mr. Ramírez Magaña served on our audit committee until April 25, 2016. He did not stand for reelection to our Board of Directors at the general meeting of shareholders held on such date.

The charter of the audit committee states that the purpose of the audit committee is to assist the Board of Directors in its oversight of:

·	the integrity of our financial statements;

·	the annual independent audit of our financial statements, the engagement of the independent auditor and the evaluation of the qualifications, independence and performance of our independent auditor;

·	the performance of our internal audit function; and

·	our compliance with legal and regulatory requirements.

Compensation and Nomination Committee

Our compensation and nomination committee consists of Mr. Hernández-Artigas and Ms. Franqui. Pursuant to its charter, the compensation and nomination committee is responsible for, among other things:

·	approving corporate goals and objectives relevant to compensation, evaluating the performance of executives in light of such goals and objectives and recommending compensation based on such evaluation, recommending any long-term incentive component of compensation and approving the compensation of our executive officers;

·	reviewing and reporting to the board of directors on our management succession plan and on compensation for directors;

·	evaluating our compensation and benefits policies;

·	evaluating the structure of our board of directors;

·	nominating candidates to executive positions and to the board of directors; and

·	reporting to the board periodically.

D.	Employees

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

As of December 31, 2015, we had a total of approximately 83,348 employees throughout the Territories. Of this number, 83% were crew, 15% were restaurant managers and the remainder were professional staff. Approximately 42% of our employees were located in Brazil.

We have various types of employment arrangements with our employees in Brazil. Some of our employees receive monthly wages whereas others are paid by the hour, and some of our employees have fixed work schedules. Most of our employees in Brazil, in particular students and minors, work schedules of less than 180 hours per month. Brazilian law requires that employers provide a minimum monthly wage, which, in the case of employees who are paid by the hour, is prorated in terms of wages per hour.

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

The following table illustrates the distribution of our employees by division and employee category as of December 31, 2015. Due to the reorganization of our segments effective January 1, 2013, the segment information below is not directly comparable to the segment information presented in our annual reports on Form 20-F for the years prior to 2013. See “Presentation of Financial and Other Information—Operating Data.”

Division	Crew	Restaurant Managers	Professional Staff	Total
Brazil	28,148	6,263	440	34,851
Caribbean division	9,176	1,697	303	11,176
NOLAD	8,210	1,798	253	10,261
SLAD	23,408	2,984	274	26,666
Corporate and other	0	0	394	394
Total	68,942	12,742	1,664	83,348

Restaurant managers are responsible for the daily management of our restaurants. As such, we have a comprehensive training program for them that is focused on customer management practices, food preparation and other operational procedures. Standards are taught and continuously reinforced through the use of such training programs. We also use performance measurements on a continual basis, both internally and externally in connection with all our restaurants. Our internal on-site visit restaurant operations improvement process evaluates operational standards, which are compared globally to assure continuous improvement. We also contract third parties, which we refer to as third-party shoppers, to visit our restaurants anonymously and report on our performance. Our external third-party shopper measurements and customer satisfaction opportunity reports help maintain our competitiveness. In addition, Hamburger University provides restaurant managers, mid-managers and owner/operators with training on best practices in different aspects of our business. In 2015, approximately 1,274 people attended different courses or events organized by Hamburger University in areas such as restaurant and customer management, sales and accounting.

The role performed by our crew is of critical importance in our interactions with our customers. Employee relations are thus key to maintaining the level of motivation and enthusiasm on the part of our crew that help differentiate our restaurants from those of our competitors. We have been recognized by many independent organizations for being a “great place to work.” In 2015, the Great Place to Work Institute ranked us fifth among the top 25 best multinational employers in Latin America, and we led the “Súper Empresas” (Super Companies) ranking by the Expansión/CNN magazine.

Although we have unions in some of our most important markets, including Brazil, Argentina and Mexico, the unions only have an active role in our Brazil restaurants. In these markets, the restaurant industry is unionized by law. However, in Brazil every employee and company are necessarily represented by unions. Workers unions can negotiate directly with companies through Collective Bargaining Agreements, or CBAs, or with the company’s union through Collective Convention. Under Brazilian law, employees or groups of employees cannot opt-out of the terms under union agreements, which integrate the employment contract for all legal purposes. In Brazil, the CBA or the Collective Convention should provide, on a yearly basis, the salary adjustment to be afforded by all employees, and may also provide certain additional guarantees or rights, to be applicable to all employees, regardless of their unit or position in the company, during a certain term (maximum of two years). All collective agreements are mandatory in Brazil.

E. Share Ownership

The following table presents the beneficial ownership of our shares owned by our directors and officers as of the date of this annual report. Other than those persons listed below, none of our directors or officers beneficially own any of our shares.

Shareholder	Class A Shares	Percentage of Outstanding Class A Shares	Class B Shares	Percentage of Outstanding Class B Shares	Total Economic Interest	Total Voting Interest(1)
Los Laureles Ltd.(2)(3)	—	—	80,000,000	100.0%	38.0%	75.4%
Woods Staton(3)	7,565,668	5.8%	—	—	3.6%	1.4%
Sergio Alonso	*	*	—	—	*	*
Annette Franqui	*	*	—	—	*	*
Carlos Hernández-Artigas	*	*	—	—	*	*
Juan David Bastidas	*	*	—	—	*	*
José Valledor Rojo	*	*	—	—	*	*
José Fernandez	*	*	—	—	*	*
Marcelo Rabach	*	*	—	—	*	*
Sebastian Magnasco	*	*	—	—	*	*
Raul Mandía	*	*	—	—	*	*
Diego Benenzon	*	*	—	—	*	*
Marlene Fernandez	*	*	—	—	*	*

*	Each of these directors and officers beneficially owns less than 1% of the total number of outstanding class A shares.

(1)	Class A shares are entitled to one vote per share and class B shares are entitled to five votes per share.

(2)	Los Laureles Ltd. is beneficially owned by Mr. Staton, our Executive Chairman. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.”

(3)	In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Staton beneficially owns 7,565,668 class A shares (includes 153,302 shares of common stock issuable upon exercise of stock options and 177,093 restricted share units) directly, and indirectly through Chablais Investments S.A. (“Chablais”). Mr. Staton and Chablais filed with the SEC a schedule 13D dated March 11, 2016. Based solely on the disclosure set forth in such Schedule 13D, (i) Mr. Staton has sole voting power with respect to 580,444 Class A shares and sole dispositive power with respect to 580,444 Class A shares; and (ii) Chablais has shared voting power with respect to 6,985,223 Class A shares and shared dispositive power with respect to 6,985,223 Class A shares. On a combined basis, Mr. Staton is the beneficial owner of an aggregate of 41.6% of the total economic interests of Arcos Dorados and 76.8% of its total voting interests. The address of Mr. Staton is Mantua No. 6575 (esquina Potosí), Montevideo, Uruguay 11500. The address of Chablais is Level 1, Palm Grove House, Wickham’s Cay 1, Road Town, Tortola, BVI.

As of the date of this annual report, our 13 officers had been granted (i) a total of 606,596 restricted share units, 719,768 options at an exercise price of $21.20 per share, 257,238 stock options at an exercise price of $14.35 per share and 114,330 stock options at an exercise price of $14.31 per share pursuant to the 2011 Plan. For more information, see “—B. Compensation—Long-term and Equity Incentive Plans” above. Our non-executive directors had been granted a total of 53,652 stock options at an exercise price of $14.35 per share, 100,332 stock options at an exercise price of $14.31 and 247,478 stock options at an exercise price of $8.58 per share per share pursuant to the 2011 Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue a maximum of 420,000,000 class A shares, no par value per share, and 80,000,000 class B shares, no par value per share. Each of our class A shares entitles its holder to one vote. Each of our class B shares entitles its holder to five votes. Los Laureles Ltd., our controlling shareholder, owns 38.00% of our issued and outstanding share capital, and 75.40% of our voting power by virtue of its ownership of 100% of our class B shares. The following table presents the beneficial ownership of our shares as of the date of this annual report:

Shareholder	Class A Shares	% of Outstanding Class A Shares	Class B Shares	% of Outstanding Class B Shares	Total Economic Interest	Total Voting Interest(1)
Los Laureles Ltd(2)(3)	—	—	80,000,000	100.0%	38.00%	75.40%
Woods Staton(3)	7,565,668	5.80%	—	—	3.59%	1.43%
Brandes Investment Partners, L.P. (4)	15,654,067	11.99%			7.44%	2.95%
Coronation Asset Management (Pty) Ltd.(5)	11,170,774	8.56%	—	—	5.31%	2.11%
William H. Gates III(6)	11,641,400	8.92%	—	—	5.53%	2.19%
Macquarie Group Limited(7)	6,637,654	5.08%	—	—	3.15%	1.25%
Black Creek Investment Management Inc.(8)	11,031,042	8.45%	—	—	5.24%	2.08%
Invesco Ltd.(9)	7,107,505	5.44%			3.38%	1.34%
Public	59,730,786	45.76%	—	—	28.37%	11.26%
Total	130,538,896	100.0%	80,000,000	100.0%	100.0%	100.0%

(1)	Class A shares are entitled to one vote per share and class B shares are entitled to five votes per share.

(2)	The address of Los Laureles Ltd. is 325 Waterfront Drive, Omar Hodge Building, 2nd Floor, Wickham’s Cay 1, Road Town, Tortola, British Virgin Islands. Los Laureles Ltd. is beneficially owned by Mr. Staton, our Executive Chairman. Los Laureles Ltd. established a voting trust with respect to the voting interests in us held by Los Laureles Ltd. Los Laureles Ltd. is the beneficiary of the voting trust. See “—Los Laureles Ltd.”

(3)	In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Staton beneficially owns 7,565,668 class A shares (includes 153,302 shares of common stock issuable upon exercise of stock options and 177,093 restricted share units) directly, and indirectly through Chablais Investments S.A. (“Chablais”). Mr. Staton and Chablais filed with the SEC a schedule 13D dated March 11, 2016. Based solely on the disclosure set forth in such Schedule 13D, (i) Mr. Staton has sole voting power with respect to 580,444 Class A shares and sole dispositive power with respect to 580,444 Class A shares; and (ii) Chablais has shared voting power with respect to 6,985,223 Class A shares and shared dispositive power with respect to 6,985,223 Class A shares. On a combined basis, Mr. Staton is the beneficial owner of an aggregate of 41.59% of the total economic interests of Arcos Dorados and 76.83% of its total voting interests. The address of Mr. Staton is Mantua No. 6575 (esquina Potosí), Montevideo, Uruguay 11500. The address of Chablais is Level 1, Palm Grove House, Wickham’s Cay 1, Road Town, Tortola, BVI.

(4)	Brandes Investment Partners, L.P. and its control persons filed with the SEC a Schedule 13G dated February 3, 2016. Based solely on the disclosure set forth in such Schedule 13G, Brandes Investment Partners, L.P. has shared voting power with respect to 15,320,087 class A shares and shared dispositive power with respect to 15,654,067 class A shares. The address of Brandes Investment Partners, L.P. is 11988 El Camino Real, Suite 600, San Diego, CA 92130.

(5)	Coronation Asset Management (Pty) Ltd. filed with the SEC a Schedule 13G/A dated February 11, 2016. Based solely on the disclosure set forth in such Schedule 13G/A, Coronation Asset Management (Pty) Ltd. has sole voting power with respect to 11,170,774 class A shares and sole dispositive power with respect to 11,170,774 class A shares. The address of Coronation Asset Management (Pty) Ltd. is 7th Fl. Montclare Centre, CNR Main and Campground Rd., Claremont, Cape Town T3 7708, South Africa.

(6)	William H. Gates III (“Mr. Gates”) indirectly owns Class A shares through Cascade Investment, LLC (“Cascade”) and the Bill & Melinda Gates Foundation Trust (the “Trust”). Cascade, the Trust, Mr. Gates and Melinda French Gates (“Mrs. Gates”) filed with the SEC a Schedule 13G/A dated February 13, 2015. Based solely on the disclosure set forth in such Schedule 13G/A, (i) Cascade has sole voting power with respect to 8,580,900 class A shares and sole dispositive power with respect to 8,580,900 class A shares; (ii) the Trust has shared voting power with respect to 3,060,500 class A shares and shared dispositive power with respect to 3,060,500 class A shares; (iii) Mr. Gates has shared voting power with respect to 11,641,400 class A shares and shared dispositive power with respect to 11,641,400 class A shares; and (iv) Mrs. Gates has shared voting power with respect to 3,060,500 class A shares and shared dispositive power with respect to 3,060,500 class A shares. The address of Cascade Investment, LLC is 2365 Carillon Point, Kirkland, Washington 98033. The address of the Trust and Mrs. Gates is 500 Fifth Avenue North, Seattle, Washington 98119. The address of Mr. Gates is One Microsoft Way, Redmond, Washington 98052.

(7)	The Macquarie Group Limited filed with the SEC a Schedule 13G/A dated February 16, 2016. Based solely on the disclosure set forth in such Schedule 13G/A, (i) The Macquarie Group Limited has sole voting power with respect to 0 class A shares and sole dispositive power with respect to 0 class A shares, (ii) The Macquarie Bank Limited has sole voting power with respect to 0 class A shares and sole dispositive power with respect to 0 class A shares, (iii) Delaware Management Holdings, Inc. has sole voting power with respect to 6,637,654 class A shares and sole dispositive power with respect to 6,637,654 class A shares and (iv) Delaware Management Business Trust has sole voting power with respect to 6,637,654 class A shares and sole dispositive power with respect to 6,637,654 class A shares. The principal business address of Macquarie Group Limited, Macquarie Bank Limited and Macquarie Investment Management Ltd. is No. 1 Martin Place, Sydney, New South Wales, Australia. The principal business address of Delaware Management Holdings Inc. and Delaware Management Business Trust is 2005 Market Street, Philadelphia, PA 19103.

(8)	Black Creek Investment Management Inc. filed with the SEC a Schedule 13G dated February 16, 2016. Based solely on the disclosure set forth in such Schedule 13G, Black Creek Investment Management Inc. has sole voting power with respect to 11,031,042 class A shares and sole dispositive power with respect to 11,031,042 class A shares. The address of Black Creek Investment Management Inc. is 212 .King Street West, Toronto, Ontario, M5H 1K5, Canada.

(9)	Invesco Ltd. filed with the SEC a Schedule 13G dated February 10, 2016. Based solely on the disclosure set forth in such Schedule 13G, Invesco Ltd. has sole voting power with respect to 7,107,505 class A shares and sole dispositive power with respect to 7,107,505 class A shares. The address of Invesco Ltd. is 1555 Peachtree Street NE, Suite 1800, Atlanta, GA 30309.

Los Laureles Ltd.

Los Laureles Ltd. is our controlling shareholder and is beneficially owned by Mr. Staton, our Executive Chairman. Los Laureles Ltd. currently owns 38.0% of the economic interests of Arcos Dorados and 75.4% of its voting interests. Los Laureles Ltd. has established a voting trust with respect to the voting interests in us held by Los Laureles Ltd. Los Laureles Ltd. is the beneficiary of the voting trust. The voting trust exercises the vote of the class B shares through a voting committee, which consists of only Mr. Staton. The decision of the voting committee must be approved by Los Laureles (PTC) Limited, a British Virgin Islands company that is a wholly owned subsidiary of Los Laureles Limited. Mr. Staton is the sole director of Los Laureles (PTC) Limited. Without the consent of McDonald’s, Mr. Staton may add any one or more of his descendants, certain other relatives, any board member of Arcos Dorados and the chief executive officer, chief operating officer or chief financial officer of Arcos Dorados to the committee.

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

On April 19, 2011, we completed our initial public offering and listed our class A shares on the NYSE. In the initial public offering, we sold 9,529,412 class A shares and Gavea Investment AD, L.P. and investment funds controlled by Capital International, Inc. and DLJ South American Partners L.L.C. (through its affiliates) sold 74,977,376 class A shares, including 11,022,624 class A shares sold to the underwriters pursuant to the underwriters’ over-allotment option. On October 25, 2011, we completed a follow-on offering in which Gavea Investment AD, L.P. and investment funds controlled by Capital International, Inc. and DLJ South American Partners L.L.C. (through its affiliates) sold the remainder of their shareholdings.

As of April 25, 2016, there were eight class A shareholders of record. We believe the number of beneficial owners is substantially greater than the number of record holders because a large portion of class A shares is held in “street name” by brokers.

B. Related Party Transactions

Our Board of Directors has created and adopted a related party transactions policy for the purpose of assisting the Board of Directors in reviewing, approving and ratifying related party transactions. This Policy is intended to supplement, and not to supersede, our other policies that may be applicable to or involve transactions with related parties, such as our Standards of Business Conduct.

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

In 2011, we entered into a master commercial agreement with Axionlog on arm’s-length terms pursuant to which Axionlog provides us with distribution inventory, storage (dry, frozen and chilled) and transportation services in Argentina, Chile, Colombia, Mexico, Venezuela, Uruguay and Perú. Pricing under the agreement is determined pursuant to an agreed upon formula that is considered standard in the distribution services industry. The pricing formula considers certain variables to determine the applicable fees, including (i) cost inputs (i.e., transportation expenses and salaries); (ii) time required for completion; (iii) storage requirements; (iv) merchandise volume; and (v) inflation and exchange rate adjustments. We use similar pricing formulas with our other distribution service providers in the territories not covered by Axionlog. Under the terms of the agreement, the pricing formula is reviewed on a yearly basis. In addition, we or Axionlog may request a renegotiation of the pricing formula in the event that, due to factors outside of our or their control, the formula is substantially altered based on changes to its variable inputs.

On November 9, 2011, we entered into a revolving loan agreement as a creditor with Axionlog B.V. (formerly known as Axis Distribution B.V.), a holding company of the Axionlog business, pursuant to which we agreed to lend Axionlog up to a total amount of $12.0 million at an interest rate of LIBOR plus 6%, in line with the interest rates prevailing in the market at the time of the agreement, the loan facility will mature on November 7, 2016. As of December 31, 2015 and 2014, Axionlog B.V. had borrowed $1.8 million and $11.5 million, respectively, from us in connection with this revolving loan facility.

During 2015, we incurred $44.2 million in total distribution fees payable to Axionlog, which accounted for approximately 4.3% of our total food and paper costs.

See Note 24 to our consolidated financial statements for details of the outstanding balances and transactions with related parties as of December 31, 2015 and 2014 and for the fiscal years ended December 31, 2015, 2014 and 2013.

Employment of Francisco Staton

Mr. Francisco Staton, Woods Staton’s son, leads our operations in Colombia, serving as the managing director for Arcos Dorados Colombia. In this position, Francisco Staton reports to Luis Raganato, President of the Caribbean Division. He has a bachelor’s degree from Columbia University in New York, where he also completed a Master’s in Business Administration. Prior to working at Arcos Dorados, he worked as a consultant for the Boston Consulting Group. At Arcos Dorados, Francisco Staton has completed the Company’s operational training programs in São Paulo and Bogotá, and has also held other positions at the Company, including serving as a restaurant manager as well as serving as a Senior Development Manager for new business projects in the NOLAD Division, in Mexico. For his services as managing director in Colombia, Francisco Staton receives customary compensation and benefits commensurate with his level of responsibility within the Company. His compensation package is aligned with the compensation packages of similar positions in other companies in Colombia, according to external compensation surveys. Francisco Staton is not an executive officer of the Company.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial statements

See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with U.S. GAAP.

Legal Proceedings

Puerto Rican Franchisees

In January 2007, several Puerto Rican franchisees filed a lawsuit against McDonald’s Corporation and certain subsidiaries, which the Company purchased during the acquisition of the LatAm business (the “Puerto Rican franchisees lawsuit”). The lawsuit originally sought declaratory judgment and damages in the amount of $11 million plus plaintiffs’ attorney’s fees. In January 2008, the plaintiffs filed an amended complaint that increased the amount of damages sought to $66.7 million plus plaintiffs’ attorney’s fees. The complaint, as amended, requests that the court declare that the plaintiffs’ respective franchise agreements and contractual relationships with McDonald’s Corporation, which agreements and relationships were assigned or otherwise transferred to the Company as part of the Acquisition of the LatAm business, are governed by the Dealers’ Act of Puerto Rico, or “Law 75”, a Puerto Rican law that limits the grounds under which a principal may refuse to renew or terminate a distribution contract. The complaint also seeks preliminary and permanent injunctions to restrict the Company from declining to renew the plaintiffs’ agreements except for just cause, and to prohibit the Company from opening restaurants or kiosks within a three-mile radius of a franchisee’s restaurant. In September 2008, the Company filed a counter-suit requesting the termination of the franchise agreements with these franchisees due to several material breaches. On December 23, 2010, the Commissioner assigned by the Court of First Instance to this case issued a resolution holding that Law 75 applies to the parties’ commercial relationship. On July 20, 2011, the Court of First Instance adopted the Commissioner’s determination with respect to the application of Law 75. This determination is an interlocutory determination that defines the legislation applicable to the franchisee rights and obligations. Law 75 will be the applicable law during the trial process. After the trial conclusion, the Company can still reiterate in appeal the position that Law 75 does not apply to the franchised agreements. The franchisees will still need to demonstrate and prove that the franchisor has breached their respective contracts. Therefore, no provision has been recorded regarding this lawsuit because the Company believes that a final negative outcome has a low probability of occurrence.

Both parties have concluded discovery and the pretrial hearing was held on August 30, 2012. The trial commenced on September 10, 2012 and was heard by the court-assigned commissioner. At the end of 2014, plaintiffs finished their presentation of evidence and we have not yet started our presentation of evidence. We anticipate that the Commissioner will issue a recommendation of resolution to the Court of First Instance during 2016.

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

Furthermore, on March 26, 2010, we filed a collection claim against Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by our franchisees that meets periodically to coordinate the development of promotional and marketing campaigns, for the reimbursement of the monetary contribution made during August 2007. On June 15, 2010, PROA, also known as the cooperative, filed a third party complaint and counterclaim (the “PROA claim”) against us and other third party defendants, in the amount of $31 million. At that time, the association was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit, described above. PROA’s complaint requests breach of contract for withdrawing from the association (PROA’s position is that we cannot resign to the cooperative) and collection of past contributions, among others. On June 9, 2014, after several motions for summary judgment duly filed and opposed by the parties, the Court entered a “Partial Summary Judgment and Resolution” in favor of PROA, before initiating the discovery phase, finding that we must participate and contribute funds to the association. However, the Court did not specify any amount for which we should be held liable, due to its preliminary and interlocutory nature, and the lack of discovery conducted regarding the amounts claimed by the plaintiffs. We are opposing this claim vigorously because we believe that there is no legal basis for it considering: (i) the obligation to contribute is not directed towards a cooperative, (ii) the franchise agreement does not contain a provision that makes it mandatory to participate in the cooperative, and (iii) PROA’s by-laws state that participation in the cooperative is voluntary, among other arguments.

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

On March 21, 2013, at a hearing before the Labor Court of Pernambuco, we agreed with the Public Labor Ministry of the State of Pernambuco to the following terms:

·	our commitment to implement a fixed work schedule in the states of Sergipe, Espírito Santo, Bahia, Santa Catarina and Rio Grande do Sul;

·	our commitment to comply with overtime payment, breaks between workdays, night shift premiums, duration of breaks, and weekly rest time requirements, among others requirements;

·	a reduction of the fine for proved alleged noncompliance with the abovementioned items from R$3,000 to R$2,000 per employee per month;

·	a reduction of the penalty for the non-exhibition of documentation relating to audit labor inspections from R$20,000 to R$2,000;

·	the temporary stay for 60 days of the requirement to allow employees to bring their own meals;

·	non-recognition of collective damages, provided that we will pay an amount of R$1.5 million in cash to the states of Pernambuco, Rio de Janeiro and Paraná (R$0.5 million each) on June 21, 2013 and we will incur an aggregate amount of R$6.0 million over the course of four years (R$1.5 million in January of each of 2014, 2015, 2016 and 2017) in advertising as part of a national communications campaign for educational or health purposes to be determined by the Public Labor Ministry of the State of Pernambuco by June 2013.

The claim to guarantee the payment of the minimum wage independently of working hours is currently on hold but will continue to be subject to legal discussion. No provision has been recorded regarding this claim because we believe that a final negative resolution has a low probability based on the fact that this labor practice complies with prevailing laws and regulations. The Labor Prosecutor has begun audits in order to confirm compliance with the terms of the settlement. Pursuant to the terms of the settlement, on June 21, 2013 we paid an aggregate amount of R$1.5 million in cash to the states of Pernambuco, Rio de Janeiro and Paraná (R$0.5 million each). On February 24, 2014, we and the Labor Prosecutor agreed on the schedule and terms relating to the payment of up to an aggregate amount of R$1.5 million throughout 2014 to fund communications campaigns for the Public Labor Ministry of the State of Pernambuco. On March 3, 2015 we and the Labor Prosecutor also came to an agreement over the designation of the R$1.5 million we gave to a communication campaign sponsored by the Public Labor Ministry of the State of Pernambuco, called “MPT Journalism Award 2015.” The payments were made at the time of each campaign, in order to comply with the terms of the settlement. On April 5, 2016 we were informed by the Labor Ministry Prosecutor that the provisioned amount of R$1.5 million will also be destined to its communication campaign “MPT Journalism Award 2016.” This payment will be made in the following months, as required by the Labor Ministry Prosecutor. There is a hearing scheduled for September 12, 2016 to terminate the discovery phase and issue a ruling on the pleas related to payment of the minimum wage for employees who do not work full time, as well as the possibility of employees bringing their own meals and not the meals provided by the Company.

Sinthoresp – Brasília

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

The lawsuit is currently before the 22nd DF Labor Court in Brasilia. On March 6, 2015, the Labor Court denied the coalition’s requests (i) to enjoin the allegedly unfair labor practices and (ii) that we not be permitted to open any new restaurants in Brazil. The first defense hearing was held on November 4th, 2015 and the discovery hearing is scheduled for May 11, 2016.

Retained Lawsuits and Contingent Liabilities

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of December 31, 2015 we maintained a provision for contingencies amounting to $26.1 million ($20.1 million as of December 31, 2014), which is disclosed net of judicial deposits amounting to $5.5 million ($7.9 million as of December 31, 2014) that we were required to make in connection with the proceedings. As of December 31, 2015, the net amount of $20.6 million was disclosed as follows: $0.5 million as a current liability and $20.1 million as a non-current liability. See Note 17 to our consolidated financial statements for more details.

Pursuant to the Acquisition, McDonald’s Corporation indemnifies us for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisee lawsuit. As of December 31, 2015, the non-current portion of the provision for contingencies included $3.5 million ($4.4 million as of December 31, 2014) related to Brazilian claims that are covered by the indemnification agreement. As a result, we have recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in our consolidated balance sheet.

Several of these proceedings have already been resolved successfully, either by a judicial decision or a cash settlement. The cash settlements were made pursuant to a recent reopening of a 2009 amnesty granted by the Brazilian federal government, in which McDonalds opted to participate. The amnesty was originally granted in 2009 as a way to reduce litigation with federal authorities and increase tax collection during the financial crisis. The amnesty allowed Brazilian taxpayers to settle federal tax debts under favorable conditions, including reduced penalties and interest and the ability to pay principal in up to 180 installments. In 2014, pursuant to an additional amnesty, such outstanding Brazilian federal tax debts were paid in full using mainly applicable tax loss carryforwards. The remaining retained proceedings are pending a final decision.

As of December 31, 2015, there are certain matters related to the interpretation of tax and labor law for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $49 million and $69 million.

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

No dividends were declared for fiscal year 2015 and, as of the date of this annual report on Form 20-F, no dividends have been declared for fiscal year 2016.

The only dividends we have declared since the Acquisition are the four $12.5 million dividends in 2014, four $12.5 million dividends in 2013, four $12.5 million dividends in 2012, four $12.5 million dividends in 2011 and a $40 million dividend with respect to our results of operations for fiscal year 2009. All of these dividends have been paid in full.

The amounts and dates of future dividend payments, if any, will be subject to, among other things, the discretion of our Board of Directors. Accordingly, there can be no assurance that any future distributions will be made, or, if made, as to the amount of such distributions.

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

The following table shows the annual, quarterly and monthly ranges of the high and low per share closing sales price for our class A shares as reported by the NYSE.

	Low	High
Year Ended December 31:
2011 (since April 14, 2011)	$19.55	$28.52
2012	$10.73	$22.94
2013	$10.60	$15.46
2014	$5.27	$12.12
2015	$2.57	$6.55

Year Ended December 31, 2014:
First Quarter	$8.30	$12.12
Second Quarter	$8.50	$11.25
Third Quarter	$5.86	$11.13
Fourth Quarter	$5.27	$6.92
Year Ended December 31, 2015:
First Quarter	$4.17	$5.85
Second Quarter	$5.26	$6.55
Third Quarter	$2.72	$4.98
Fourth Quarter	$2.57	$3.94

Year Ended December 31, 2016:
First Quarter	$2.21	$3.78

Month Ended:
October 31, 2015	$2.57	$3.28
November 30, 2015	$2.73	$3.94
December 31, 2015	$3.04	$3.79
January 31, 2016	$2.60	$3.25
February 29, 2016	$2.21	$2.83
March 31, 2016	$2.60	$3.78
April 30, 2016 (through April 28, 2016)	$3.33	$4.37

B.	Plan of Distribution

Not applicable.

C.	Markets

Our class A shares have been listed on the NYSE, since April 14, 2011 under the symbol “ARCO.” For information regarding the price history of our class A shares, see “—A. Offering and Listing Details.”

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

As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue up to 420,000,000 class A shares and 80,000,000 class B shares. As of the date of this annual report, 130,538,896 class A shares and 80,000,000 class B shares were issued, fully paid and outstanding.

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

Class A Shares

Holders of our class A shares may freely hold and vote their shares.

The following summarizes the rights of holders of our class A shares:

·	each holder of class A shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors;

·	holders of class A shares vote together with holders of class B shares;

·	there are no cumulative voting rights;

·	the holders of our class A shares are entitled to dividends and other distributions, pari passu with our class B shares, as may be declared from time to time by our board of directors out of funds legally available for that purpose, if any, and pursuant to our memorandum and articles of association, all dividends unclaimed for three years after having been declared may be forfeited by a resolution of directors for the benefit of the Company;

·	upon our liquidation, dissolution or winding up, the holders of class A shares will be entitled to share ratably, pari passu with our class B shares, in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities; and

·	the holders of class A shares have preemptive rights in connection with the issuance of any securities by us, except for certain issuances of securities by us, including (i) pursuant to any employee compensation plans; (ii) as consideration for (a) any merger, consolidation or purchase of assets or (b) recapitalization or reorganization; (iii) in connection with a pro rata division of shares or dividend in specie or distribution; or (iv) in a bona fide public offering that has been registered with the SEC, but they are not entitled to the benefits of any redemption or sinking fund provisions.

Class B Shares

All of our class B shares are owned by Los Laureles Ltd. Holders of our class B shares may freely hold and vote their shares.

The following summarizes the rights of holders of our class B shares:

·	each holder of class B shares is entitled to five votes per share on all matters to be voted on by shareholders generally, including the election of directors;

·	holders of class B shares vote together with holders of class A shares;

·	class B shares may not be listed on any U.S. or foreign national or regional securities exchange or market;

·	there are no cumulative voting rights;

·	the holders of our class B shares are entitled to dividends and other distributions, pari passu with our class A shares, as may be declared from time to time by our board of directors out of funds legally available for that purpose, if any, and pursuant to our memorandum and articles of association, all dividends unclaimed for three years after having been declared may be forfeited by a resolution of directors for the benefit of the Company;

·	upon our liquidation, dissolution or winding up, the holders of class B shares will be entitled to share ratably, pari passu with our class A shares, in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities;

·	the holders of class B shares have preemptive rights in connection with the issuance of any securities by us, except for certain issuances of securities by us, including (i) pursuant to any employee compensation plans; (ii) as consideration for (a) any merger, consolidation or purchase of assets or (b) recapitalization or reorganization; (iii) in connection with a pro rata division of shares or dividend in specie or distribution; or (iv) in a bona fide public offering that has been registered with the SEC, but they are not entitled to the benefits of any redemption or sinking fund provisions;

·	each class B share is convertible into one class A share at the option of the holder at any time, subject to the prior written approval of McDonald’s; and

·	each class B share will convert automatically into one class A share at such time as the holders of class B shares cease to hold, directly or indirectly, at least 20% of the aggregate number of outstanding class A and class B shares.

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

Shareholders’ Meetings and Consents

The following summarizes certain relevant provisions of British Virgin Islands law and our articles of association in relation to our shareholders’ meetings:

·	the directors of the Company may convene meetings of shareholders at such times and in such manner and places within or outside the British Virgin Islands as the directors consider necessary or desirable; provided that at least one meeting of shareholders be held each year;

·	upon the written request of shareholders entitled to exercise 30 percent or more of the voting rights in respect of the matter for which the meeting is requested, the directors are required to convene a meeting of the shareholders. Any such request must state the proposed purpose of the meeting;

·	the directors convening a meeting must give not less than ten days’ notice of a meeting of shareholders to: (i) those shareholders whose names on the date the notice is given appear as shareholders in the register of members of our company and are entitled to vote at the meeting, and (ii) the other directors;

·	a meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares that such shareholder holds;

·	a shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder;

·	a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of shareholders to be considered at the meeting;

·	if within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall be adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other date, time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum, but otherwise the meeting shall be dissolved. Notice of the adjourned meeting need not be given if the date, time and place of such meeting are announced at the meeting at which the adjournment is taken;

·	a resolution of shareholders is valid (i) if approved at a duly convened and constituted meeting of shareholders by the affirmative vote of a majority of the votes of the shares entitled to vote thereon which were present at the meeting and were voted, or (ii) if it is a resolution consented to in writing by a majority of the votes of shares entitled to vote thereon; and

·	an action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing by a majority of the votes of shares entitled to vote thereon, without the need for any notice, but if any resolution of shareholders is adopted otherwise than by unanimous written consent of all shareholders, a copy of such resolution shall forthwith be sent to all shareholders not consenting to such resolution.

We held our most recent annual shareholder meeting on April 25, 2016 in Montevideo, Uruguay.

Compensation of Directors

The compensation of our directors is determined by our Board of Directors, and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the British Virgin Islands. The corporate statutes of the State of Delaware and the British Virgin Islands in many respects are similar, and the flexibility available under British Virgin Islands law has enabled us to adopt a memorandum of association and articles of association that will provide shareholders with rights that, except as described in this annual report, do not vary in any material respect from those they would enjoy if we were incorporated under the Delaware General Corporation Law, or Delaware corporate law. Set forth below is a summary of some of the differences between provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

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

Inspection of Books and Records

Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Under British Virgin Islands law, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the British Virgin Islands Registrar of Corporate Affairs which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and records of license fees paid to date, and will also disclose any articles of dissolution, articles of merger and a register of registered charges if such a register has been filed in respect of the company.

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

A company is also required to keep at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors determine, the minutes of meetings and resolutions of members and of classes of members; and the minutes of meetings and resolutions of directors and committees of directors. If such records are kept at a place other than at the office of the company’s registered agent, the company is required to provide the registered agent with a written record of the physical address of the place or places at which the records are kept and to notify the registered agent, within 14 days, of the physical address of any new location where such records may be kept.

A company is further required to:

(a)	keep at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine, the records and underlying documentation of the company;

(b)	retain the records and underlying documentation for a period of at least five years from the date: (i) of completion of the transaction to which the records and underlying documentation relate; or (ii) the company terminates the business relationship to which the records and underlying documentation relate; and

(c)	provide its registered agent without delay any records and underlying documentation in respect of the company that the registered agent requests pursuant to the entitlement of the company's registered agent to make such a request where the registered agent is required to do so by the British Virgin Islands Financial Services Commission or any other competent authority in the British Virgin Islands acting pursuant to the exercise of a power under an enactment.

The records and underlying documentation of the company are required to be in such form as:

(a)	are sufficient to show and explain the company’s transactions; and

(b)	will, at any time, enable the financial position of the company to be determined with reasonable accuracy.

Where the records and underlying documentation of a company are kept at a place or places other than at the office of the company’s registered agent, the company is required to provide the registered agent with a written:

(a)	record of the physical address of the place at which the records and underlying documentation are kept; and

(b)	record of the name of the person who maintains and controls the company’s records and underlying documentation.

Where the place or places at which the records and underlying documentation of the company, or the name of the person who maintains and controls the company’s records and underlying documentation, change, the company must within 14 days of the change, provide:

(a)	its registered agent with the physical address of the new location of the records and underlying documentation; or

(b)	the name of the new person who maintains and controls the company’s records and underlying documentation.

For the foregoing purposes:

(a)	“business relationship” means a continuing arrangement between a company and one or more persons with whom the company engages in business, whether on a one-off, regular or habitual basis; and

(b)	“records and underlying documentation” includes accounts and records (such as invoices, contracts and similar documents) in relation to: (i) all sums of money received and expended by the company and the matters in respect of which the receipt and expenditure takes place; (ii) all sales and purchases of goods by the company; and (iii) the assets and liabilities of the company.

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

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by that statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that the person becomes an interested shareholder. An interested shareholder generally is a person or group that owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

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

The traditional English basis for members’ remedies has also been incorporated into the BVI Act: where a shareholder of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him, he may apply to the court for an order based on such conduct.

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

The MFAs

We received exclusive master franchising rights from McDonald’s for the Territories on August 3, 2007 when Mr. Staton, our Executive Chairman and controlling shareholder and our founding private equity shareholders purchased McDonald’s LatAm business for $698.1 million (including $18.7 million of acquisition costs) and entered into the MFAs. Prior to the Acquisition, Mr. Staton had been the joint venture partner of McDonald’s Corporation in Argentina for over 20 years and had served as President of McDonald’s South Latin America division since 2004.

McDonald’s has a long-standing presence in Latin America and the Caribbean dating to the opening of its first restaurant in Puerto Rico in 1967. Since then, McDonald’s expanded its footprint across the region as consumer markets and opportunities arose, opening its first restaurants in Brazil in 1979, in Mexico and Venezuela in 1985 and in Argentina in 1986.

We hold our McDonald’s franchise rights pursuant to the MFA for all of the Territories except Brazil, executed on August 3, 2007, as amended and restated on November 10, 2008 and as further amended on August 31, 2010, June 3, 2011 and March 17, 2016 entered into by us, our wholly owned subsidiary Arcos Dorados Coöperatieve U.A., Arcos Dorados B.V. (or these two entities together with us collectively, the Owner Entities), LatAm, LLC, or the Master Franchisee, certain subsidiaries of the Master Franchisee, Los Laureles, Ltd. and McDonald’s. On August 3, 2007, our subsidiary Arcos Dourados Comercio de Alimentos Ltda., or the Brazilian Master Franchisee, and McDonald’s entered into the separate, but substantially identical, Brazilian MFA, which was amended and restated on November 10, 2008.

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

Material Breach

A material breach under the MFAs would occur if we, or our subsidiaries that are a party to the MFAs, materially breached any of the representations or warranties or obligations (not cured within 30 days after receipt of notice thereof from McDonald’s) relating to or otherwise in connection with any aspect of the master franchise business, the franchised restaurants or any other matter in or affecting any one or more Territories. The following events, among others, constitute a material breach under the MFAs: our noncompliance with anti-terrorism or anti-corruption policies and procedures required by applicable law; our bankruptcy, insolvency, voluntary filing or filing by any other person of a petition in commercial insolvency; our conviction or that of our subsidiaries, or of our or our subsidiaries’ agents or employees for a crime or offense that is punishable by incarceration for more than one year or a felony, or a crime or offense or the indictment on charges thereof that, in the determination of McDonald’s, is likely to adversely affect the reputation of such person, any franchised restaurant or McDonald’s; the entry of any judgment against us or our subsidiaries in excess of $1,000,000 that is not duly paid or otherwise discharged within 30 days (unless such judgment is being contested on appeal in good faith); our failure to maintain certain quarterly financial ratios and not cure any non-compliance within 30 days; our failure to achieve (a) at least 80% of the targeted openings during any one-calendar year of any restaurant opening plan; or (b) at least 90% of the targeted openings during the three-calendar year term of any restaurant opening plan; and our failure to comply with at least 80% of the funding requirements of any reinvestment plan with respect to any Territory for a period of one year.

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

Under the MFAs, Los Laureles Ltd., a British Virgin Islands company beneficially owned by Mr. Staton, our Executive Chairman and controlling shareholder, is required to own not less than 40% of our economic interests and 51% of our voting interests. The MFAs do provide an exception for any dilution following an initial public offering, so long as such dilution does not cause Los Laureles Ltd. to be diluted below 30% of our economic interests. Also, under the MFAs, we are required to own, directly or indirectly, 100% of the equity interests of our subsidiaries and cannot enter into any partnership, joint venture or similar arrangement without McDonald’s consent. In addition, at least 50% of all McDonald’s-branded restaurants in the Territories must be Company-operated restaurants.

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

As part of the 2014-2016 restaurant opening and reinvestment plan, we were required to open 250 restaurants and to spend $180 million from 2014 through 2016. On August 10, 2015, however, we reached an agreement with McDonald's to amend the 2014-2016 opening plan, mainly in order to adjust this plan to the current economic realities of the region. Under the revised plan, we committed to opening a minimum of 150 new restaurants over the three-year period, down from the original 250. We estimate that the cost to comply with our restaurant opening commitments under the MFAs from 2014 through 2016 will be between $151 million and $181 million, depending on, among other factors, the type and location of restaurants we open. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures and Divestitures.” In the event we are unable to reach an agreement on subsequent plans prior to the expiration of the then-existing plan, the MFAs provide for an automatic increase of 20% in the required amount of reinvestments as compared to the then-existing plan and a number of new restaurants no less than 210 multiplied by a factor that increases each period during the subsequent three-year restaurant opening plan.

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

Call Option Right and Security Interest in Equity Interests of the Company

Under the MFAs, McDonald’s has the right, or Call Option, to acquire our non-public shares or our interests in one or more Territories upon: (i) the expiration of the initial term of the MFAs on August 2, 2027 if the initial term is not extended, (ii) the occurrence of a material breach of the MFAs or (iii) during the period of 12 months following the earlier of (x) the 18th month anniversary of the death or permanent incapacity of Mr. Staton or (y) the receipt by McDonald’s of notice from Mr. Staton’s heirs that they have elected to have the period of 12 months commence as of the date specified in the notice. McDonald’s generally has the right either to exercise the Call Option with respect to all of the Territories, or, in its sole discretion, with respect to the Territory or Territories identified by McDonald’s as being affected by such material breach or to which such material breach may be attributable except upon the occurrence of an initial material breach relating to any Territory or Territories in which there are less than 100 restaurants in operation. In such case, McDonald’s only has the right to acquire the equity interests of any of our subsidiaries in the relevant Territory or Territories. As of December 31, 2015, we had more than 100 restaurants in operation in each of Argentina, Brazil, Mexico, Puerto Rico and Venezuela. No other Territory had more than 85 restaurants in operation.

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

Under the MFAs, we must maintain a fixed charge coverage ratio (as defined therein) at least equal to (a) 1.25 from August 31, 2010 through the fiscal quarter ended September 30, 2011 and (b) 1.50, commencing with the fiscal quarter ended December 31, 2011 and thereafter; and a leverage ratio (as defined therein) not in excess of (a) 5.0, from August 31, 2010 through the fiscal quarter ended June 30, 2011, (b) 4.75 for the fiscal quarter ended September 30, 2011, and (c) 4.25, commencing with the fiscal quarter ended December 31, 2011 and thereafter. Mainly as a result of the adoption of SICAD and SICAD II as the exchange rates used for remeasurement of our bolivar-denominated assets and liabilities and operating results in Venezuela, we were not in compliance with these ratio requirements for certain periods during 2014 and for the first three quarters of 2015; in the fourth quarter of 2015 we were only in compliance with the Fixed Charge Coverage Ratio. We initially became non-compliant for the quarter ended June 30, 2014, at which time our Leverage Ratio and Fixed Charge Coverage Ratio was 4.38 and 1.48, respectively. Please refer to the table below for disclosure of our Leverage Ratio and Fixed Charge Coverage Ratio as of December 31, 2015 and for the other periods of our non-compliance with the requirements under the MFA. As of December 31, 2015, our Fixed Charge Coverage Ratio was 1.56 and our Leverage Ratio was 4.40. For that reason, McDonald’s granted us limited waivers through and including March 31, 2016, during which time we are not required to comply with these financial ratios. If we are unable to obtain an extension of the waiver or to comply with our original commitments under the MFA, we could be in material breach. Our breach of the MFA would give McDonald’s certain rights, including the ability to acquire all or portions of our business. See “—Material Breach.” Notwithstanding the foregoing, we do not expect any material adverse effect to our business, results of operations, financial condition or cash flows as a result of this situation. We continue to monitor our compliance with these quarterly ratios. On March 17, 2016 we amended the MFA to change certain definitions relevant to the calculation of the Fixed Charge Coverage Ratio and the Leverage Ratio.

Arcos Dorado Financial Ratios under the MFA

	Quarter ended
	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
Leverage Ratio	4.65	4.62	4.61	4.56	4.40
Fixed Charge Coverage Ratio	1.42	1.40	1.45	1.48	1.56

Letters of Credit

As security for the performance of our obligations under the MFAs, we have obtained (i) on August 3, 2007, an irrevocable standby letter of credit in favor of McDonald’s in an amount of $65.0 million and later reduced to $ 45.0 million on October 30, 2015, issued by Credit Suisse acting as issuing bank through its Cayman Islands Branch, (ii) on May 9, 2011, an irrevocable standby letter of credit in favor of McDonald’s in an amount of $15.0 million, issued by Itaú Unibanco S.A. (“Itaú”), acting as issuing bank through its New York Branch, and (iii) on November 3, 2015, an irrevocable standby letter of credit in favor of McDonald’s in an amount of $20.0 million, issued by JPMorgan, acting as issuing bank through its New York Branch. The Credit Suisse, Itaú and JP Morgan letters of credit expire on November 10, 2018, May 10, 2018, and November 6, 2018, respectively, but we will be required by the MFAs to renew these letters of credit or obtain new standby letters of credit in the same amount.

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

The letter of credit that we obtained from Itaú effectively replaced the cash collateral that we had previously pledged in favor of McDonald’s in an amount of $15.0 million. The Itaú continuing standby letter of credit agreement contains a limited number of customary affirmative and negative covenants. These include limitations on (i) any transfer of the MFAs, (ii) amendment or waiver of the MFAs without the consent of the issuing bank, (iii) our leverage ratio, (iv) taking any action to elect to assume the debt of any of our subsidiaries upon McDonald’s exercise of a Call Option, and (v) permitting ourselves or any of our subsidiaries to become insolvent.

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

The letter of credit that we obtained from JPMorgan effectively replaced the $ 20.0 million reduction in the Credit Suisse letter of credit.

The JPMorgan letter of credit is guaranteed by certain of our subsidiaries and contains a limited number of customary affirmative and negative covenants. These include limitations on (i) our leverage ratio, (ii) the dissolution, liquidation or winding-up of the applicant or a guarantor, (iii) a material breach or failure to comply with the MFA, and (iv) permitting the applicant or any guarantor to become insolvent.

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

The 2016 Secured Loan Agreement

For a description of the secured loan agreement entered into by Arcos Dourados Comércio de Alimentos Ltda. with Citibank N.A., Bank of America N.A., Itau BBA International plc, JPMorgan Chase Bank, N.A. and Banco Santander (Brasil) S.A., Cayman Islands Branch, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Net Cash (used in) Financing Activities—The 2016 Secured Loan Agreement.”

The 2016 Notes, the 2019 Notes and the 2023 Notes

For a description of the 2016 notes, the 2019 notes and the 2023 notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

The Revolving Credit Facilities

For a description of the revolving credit facilities entered into by Arcos Dorados B.V. with Bank of America, N.A. and JP Morgan Chase Bank, N.A. see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Net Cash (used in) Financing Activities—Revolving Credit Facilities.”

The 2012 Swap Transaction

On August 13, 2012, the Company entered into a total equity return swap agreement with Goldman Sachs International in order to minimize earnings volatility related to this risk, which was renewed twice and matured on September 12, 2015.

Under the agreement effective as from August 20, 2012, the Company received (paid) the appreciation (depreciation), plus any dividends, on a certain notional number of Class A shares (2,272,551 at the inception) over a reference price of approximately $13.77 per share. The Company in turn paid interest at 3-month LIBOR plus 450 basis points (330 basis points at the inception and 380 between August 2013 and September 2014). During 2015 and 2014 the Company paid interest amounting to $0.52 million and $0.59 million, respectively, in connection with this agreement.

As a consequence of the maturity of the swap agreement, the Company paid, during August and September 2015, $9.7 million as settlement of the remaining 1,022,551 Class A shares net of accumulated dividends.

Beginning on September 23, 2014, the Company was required to make a collateral deposit equal to the excess of the mark-to-market above a threshold of $3 million with $0.5 million as the incremental basis. As of December 31, 2014, the collateral amounted to $4.8 million and was presented as a current asset within “Collateral deposits”. During 2015, before the maturity of the total equity return swap, there were two amendments to the conditions of the collateral deposit that reduced the threshold from $3 million to $0 and included an additional collateral deposit of

$0.5 million. As a consequence of the maturity of the swap agreement, the collateral deposit was returned to the Company.

The Company did not designate the swap as a hedge under ASC 815. Therefore, the agreement was carried at fair market value in the consolidated balance sheets with changes reported in earnings, within “General and administrative expenses.” The interest portion was recorded within “Net interest expense” in the Company’s consolidated statement of income.

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

The BVI has signed two inter-governmental agreements to improve international tax compliance and the exchange of information—one with the United States and one with the United Kingdom (the “US IGA” and the “UK IGA”, respectively). The BVI has also signed, along with over 90 other countries, a multilateral competent authority agreement to implement the Organization for Economic Co-Operation and Development (OECD) Standard for Automatic Exchange of Financial Account Information—Common Reporting Standard (the “CRS” and together with the US IGA and the UK IGA, “AEOI”).

Amendments have been made to the Mutual Legal Assistance (Tax Matters) Act, 2003 and orders have been made pursuant to this Act to give effect to the terms of the US IGA and the UK IGA under BVI law (the “BVI legislation”). Guidance notes were published by the government of the BVI in March 2015 to provide practical assistance to entities and others affected by the US IGA and/or UK IGA and the BVI legislation (the “Guidance Notes”). Further amendments have been made to the BVI legislation to give effect to the terms of the CRS, which took effect on 1 January 2016. The implementing legislation makes it clear that the CRS commentary published by the OECD is an integral part of the CRS and applies for the purposes of the automatic exchange of financial account information although additional guidance may be issued to aid with compliance with the BVI legislation relating to CRS.

All BVI “Financial Institutions” will be required to comply with the registration, due diligence and reporting requirements of the BVI legislation, except to the extent that they can rely on an exemption that allows them to become a “Non-Reporting Financial Institution” (as defined in the relevant BVI legislation) with respect to one or more of the AEOI regimes.

There is no income tax treaty currently in effect between the United States and the BVI.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of class A shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to own such securities. This summary applies only to U.S. Holders (as defined below) that own class A shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, (the “Code”) known as the Medicare contribution tax, and tax consequences applicable to certain U.S. Holders subject to special rules, such as:

·	certain financial institutions;

·	dealers or traders in securities who use a mark-to-market method of tax accounting;

·	persons holding class A shares as part of a hedge, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the class A shares;

·	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

·	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;

·	entities classified as partnerships for U.S. federal income tax purposes;

·	persons that own or are deemed to own ten percent or more of our voting shares;

·	persons who acquired our class A shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

·	persons holding class A shares in connection with a trade or business conducted outside the United States.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our 2015 taxable year. However, because the application of the Treasury Regulations is not entirely clear and because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

Certain U.S. Holders who are individuals (and under recently finalized Treasury Regulations, specified entities that are formed or availed of for purposes of holding certain foreign financial assets) may be required to report information relating to their ownership of stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in certain accounts maintained by a U.S. financial institution). U.S. Holders should consult their tax advisers regarding the effect, if any, of these reporting requirements on their ownership and disposition of class A shares.

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

Foreign Currency Exchange Rate Risk

Foreign Currency Exchange Rate Risk in 2015

We are exposed to foreign currency exchange rate risk primarily in connection with the fluctuation in the value of the local currencies of the countries in which we operate, primarily the Brazilian real, Uruguayan peso, Argentine peso and the European euro, against the U.S. dollar. We generate revenues and cash from our operations in local currencies while a significant portion of our long-term debt is denominated in U.S. dollars. An adverse change in foreign currency exchange rates would therefore affect the generation of cash flow from operations in U.S. dollars, which could negatively impact our ability to pay amounts owed in U.S. dollars. Moreover, our continuing franchise fee payments to McDonald’s pursuant to the MFAs must be translated into and paid in U.S. dollars using the exchange rate of the last business day of the month, payable on the seventh day subsequent to each month-end. As such, in the intervening period we are subject to significant foreign exchange risk.

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

To help mitigate some of these foreign currency exchange rate risks, we have entered into a cross-currency interest rate swap agreement, to hedge all the variability in a portion of the collection of principal and interest from the intercompany loan receivable denominated in Brazilian reais of our holding company, Arcos Dorados B.V. See Note 12 to our consolidated financial statements for more details. As of December 31, 2015, 27.3% of the principal amount of our long-term debt is denominated in reais and 71.6% is denominated in U.S. dollars.

A decrease of 10% in the value of the Brazilian real against the U.S. dollar would result in a net foreign exchange loss totaling $10.0 million over (i) the outstanding balance of the 2016 notes (R$659.0 million including accrued interest), (ii) the cross-currency interest rate swap used to partially hedge the intercompany loan receivable of Arcos Dorados B.V. denominated in Brazilian reais (R$111.6 million including accrued interest), (iii) the Brazilian reais-denominated intercompany net receivable held by our subsidiaries, Arcos Dorados B.V. and Latam LLC (R$1,072.6 million including accrued interest), and (iv) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $33.7 million as of December 31, 2015.

An increase of 10% in the value of the Argentine peso against the U.S. dollar would result in a foreign exchange loss of $1.5 million mainly related to the intercompany payable denominated in Argentine peso held by our subsidiary Latam LLC (ARS$ 297.8 million) and the outstanding U.S. dollar-denominated intercompany payable held by our subsidiary in Argentina of $9.7 million as of December 31, 2015.

An increase of 10% in the value of the European euro against the U.S. dollar would result in a foreign exchange loss of $1.6 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Martinique of $14.6 million as of December 31, 2015.

An increase of 10% in the value of the Uruguayan peso against the U.S. dollar would result in a foreign exchange loss of $3.6 million over the outstanding U.S. dollar-denominated intercompany net receivable held by our subsidiaries in Uruguay of $32.2 million as of December 31, 2015.

Fluctuations in the value of the other local currencies against the U.S. dollar would not result in material foreign exchange gains or losses as of December 31, 2015 since there are no other significant intercompany balances exposed to foreign exchange risk.

We are also exposed to foreign currency exchange risk related to the currency translation of our Venezuelan operations. A depreciation of the Venezuelan bolívar against the U.S. dollar would result in a foreign currency exchange loss as a result of remeasuring monetary balances denominated in bolívares. See Note 21 to our consolidated financial statements for details about exchange controls affecting our operations in Venezuela.

Summary of Foreign Currency Exchange Rate Risk in 2014

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

We are also exposed to foreign currency exchange risk related to the currency translation of our Venezuelan operations. A depreciation of the Venezuelan bolívar against the U.S. dollar would result in a foreign currency exchange loss as a result of remeasuring monetary balances denominated in bolívares. See Note 21 to our consolidated financial statements for details about exchange controls affecting our operations in Venezuela and new regulations announced subsequent to December 31, 2014.

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

As of December 31, 2015, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2015 in ensuring that information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

·	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;

·	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements, in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorization of our management and directors; and

·	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015, based on the guidelines set forth by the COSO.

Based on this assessment, management believes that, as of December 31, 2015, its internal control over financial reporting was effective based on those criteria.

Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, has audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2015.

C.	Attestation Report of the Registered Public Accounting Firm

Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, has audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2015, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ARCOS DORADOS HOLDINGS INC.:

We have audited Arcos Dorados Holdings Inc. internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Arcos Dorados Holdings Inc. management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Arcos Dorados Holdings Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Arcos Dorados Holdings Inc. as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015, and our report dated March 16, 2016 expressed an unqualified opinion thereon.

Buenos Aires, Argentina

March 16, 2016

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Until April 25, 2016, our audit committee consisted of three directors, Mr. Chu, Mr. Vélez and Mr. Ramírez Magaña, who are independent within the meaning of the SEC and NYSE corporate governance rules applicable to foreign private issuers. Our Board of Directors has determined that Mr. Chu, Mr. Vélez and Mr. Ramírez Magaña are also “audit committee financial experts” as defined by the SEC. Mr. Ramírez Magaña served on our audit committee until April 25, 2016. He did not stand for reelection to our Board of Directors at the general meeting of shareholders held on such date.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the amounts billed to us by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, for audit and other services performed in fiscal years 2015 and 2014.

	2015	2014
	(in thousands of U.S. dollars)
Audit fees	$1,908	$2,448
Audit-related fees	6	31
Tax fees	530	470
All other fees	68	63

Audit Fees

Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our annual consolidated financial statements, the reviews of our quarterly consolidated financial statements submitted on Form 6-K and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, attestation services, consents and assistance with and review of documents filed with the SEC.

Audit-Related Fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal years 2015 and 2014 and not reported under the previous category. These services would include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Our class A shares are listed on the NYSE. We are therefore required to comply with certain of the NYSE’s corporate governance listing standards, or the NYSE Standards. As a foreign private issuer, we may follow our home country’s corporate governance practices in lieu of most of the NYSE Standards. Our corporate governance practices differ in certain significant respects from those that U.S. companies must adopt in order to maintain a NYSE listing and, in accordance with Section 303A.11 of the NYSE Listed Company Manual, a brief, general summary of those differences is provided as follows.

Director independence

The NYSE Standards require a majority of the membership of NYSE-listed company boards to be composed of independent directors. Neither British Virgin Islands law, the law of our country of incorporation, nor our memorandum and articles of association require a majority of our board to consist of independent directors. Our Board of Directors currently consists of seven members, three of whom are independent directors.

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

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report. See page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association, incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
2.1	Indenture dated July 13, 2011 among Arcos Dorados Holdings Inc., as issuer, the subsidiary guarantors named therein, Citibank N.A., as trustee, calculation agent, registrar, paying agent and transfer agent, and Dexia Banque Internationale à Luxembourg, Société Anonyme, as Luxembourg paying agent, incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (File No. 333-177210) filed with the SEC on October 7, 2011.
2.2	Indenture dated September 27, 2013 among Arcos Dorados Holdings Inc., as issuer, the Subsidiary Guarantors named therein, Citibank N.A., as trustee, registrar, paying agent and transfer agent, and Banque Internationale à Luxembourg Société Anonyme, as Luxembourg paying agent, incorporated herein by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013.
3.1	Los Laureles Voting Trust, incorporated herein by reference to Exhibit 9.1 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.1	Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in All of the Territories, except Brazil, incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.2	Amendment No. 1 to the Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in All of the Territories, except Brazil, incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.3	Second Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in Brazil, incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.4*	Amendment No. 3 to the Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in all the Territories, except Brazil, dated March 17, 2016.
4.5	Letter of Agreement dated as of July 31, 2014 among McDonald’s Latin America and LatAm, LLC, incorporated herein by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014.
4.6	Amended and Restated Escrow Agreement dated October 12, 2010 among McDonald’s Latin America, LLC, LatAm, LLC, each of the Escrowed MF Subsidiaries, Arcos Dorados Restaurantes de Chile Ltda., Arcos Dorados B.V., Deutsche Bank Trust Company Americas, as collateral agent, and Citibank, N.A., as escrow agent, incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.7	Letter of Credit Reimbursement Agreement dated August 3, 2007 between Arcos Dorados B.V. and Credit Suisse, acting through its Cayman Islands Branch, incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.8	Amendment to Letter of Credit Reimbursement Agreement dated November 3, 2008 between Arcos Dorados B.V. and Credit Suisse, acting through its Cayman Islands Branch, incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.

Exhibit No.	Description

4.9	Second Amendment to Letter of Credit Reimbursement Agreement dated December 10, 2008 between Arcos Dorados B.V. and Credit Suisse, acting through its Cayman Islands Branch, incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.10	Third Amendment to Letter of Credit Reimbursement Agreement dated July 8, 2009 between Arcos Dorados B.V. and Credit Suisse, acting through its Cayman Islands Branch, incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.11	Fourth Amendment to Letter of Credit Reimbursement Agreement dated April 23, 2010 between Arcos Dorados B.V. and Credit Suisse AG, Cayman Islands Branch, incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.12	ISDA Schedule to the 2002 Master Agreement dated as of December 14, 2009 between Morgan Stanley & Co. International plc and Arcos Dorados B.V., incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1(File No. 333-173063) filed with the SEC on March 25, 2011.
4.13	ISDA Schedule to the 2002 Master Agreement dated as of December 14, 2009 between JPMorgan Chase Bank, N.A. and Arcos Dorados B.V., incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.14	Credit Support Annex to the Schedule to the Master Agreement dated as of December 14, 2009 between JPMorgan Chase Bank, N.A. and Arcos Dorados B.V., incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.15	Equity Incentive Plan, incorporated herein by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.16	Amendment No. 2 to the Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in All of the Territories, except Brazil, incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1 (File No. 333-177210) filed with the SEC on October 7, 2011.
4.17	ISDA Master Agreement dated as of April 20, 2012 between Bank of America, N.A. and Arcos Dorados Holdings Inc., incorporated herein by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.
4.18	ISDA Schedule to the 2012 Master Agreement dated as of April 20, 2012 between Bank of America, N.A. and Arcos Dorados Holdings Inc., incorporated herein by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.
4.19	Guarantee dated as of April 20, 2012 of Arcos Dourados Comercio de Alimentos Ltda. in favor of Bank of America, N.A. in connection with the ISDA Master Agreement and Schedule thereto, each dated as of April 20, 2012, and any confirmations thereunder, incorporated herein by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.
4.20	Confirmation dated June 8, 2012 between Arcos Dorados Holdings Inc. and Bank of America, N.A., incorporated herein by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.
4.21	Credit Agreement dated as of August 3, 2011 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.
4.22	First Amendment to Credit Agreement dated as of August 3, 2012 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.
4.23	Second Amendment to Credit Agreement dated as of August 2, 2013 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013.

Exhibit No.	Description

4.24	Third Amendment to Credit Agreement dated as of July 28, 2014 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014.
4.25*	Fourth Amendment to Credit Agreement dated as of July 30, 2015 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, filed with this Annual Report on Form 20-F for the year ended December 31, 2015.
4.26*	Waiver and Fifth Amendment to Credit Agreement dated as of March 16, 2016 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, filed with this Annual Report on Form 20-F for the year ended December 31, 2015.
4.27*	Common Terms Agreement dated as of March 28, 2016 among Arcos Dourados Comércio de Alimentos Ltda., as borrower, Arcos Dorados Holdings Inc. and Arcos del Sur S.R.L., as initial guarantors, Citibank N.A., as administrative agent, and Citibank N.A., Bank of America N.A., Itau BBA International plc, JPMorgan Chase Bank, N.A. and Banco Santander (Brasil) S.A., Cayman Islands Branch, as initial lenders, filed with this Annual Report on Form 20-F for the year ended December 31, 2015.
4.28*	Credit Agreement dated as of August 31, 2015 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors and JPMorgan Chase Bank, N.A., as lender, filed with this Annual Report on Form 20-F for the year ended December 31, 2015
4.29*	Waiver and Amendment to Credit Agreement dated as of March 16, 2016 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and JPMorgan Chase Bank, N.A., as lender, filed with this Annual Report on Form 20-F for the year ended December 31, 2015.
8.1*	List of subsidiaries.
12.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
13.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
15.1*	Consent of Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.

**	In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Arcos Dorados Holdings Inc.

By:	/s/ José Carlos Alcantara
Name: José Carlos Alcantara
Title: Chief Financial Officer

Date: April 29, 2016

Arcos Dorados Holdings Inc.

Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ARCOS DORADOS HOLDINGS INC.:

We have audited the accompanying consolidated balance sheets of Arcos Dorados Holdings Inc. (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arcos Dorados Holdings Inc. as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 16, 2016 expressed an unqualified opinion thereon.

Buenos Aires, Argentina

March 16, 2016, except for Note 26,

as to which the date is April 29, 2016

/s/ Pistrelli, Henry Martin y Asociados S.R.L.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

Arcos Dorados Holdings Inc.

Consolidated Statements of Income

For the fiscal years ended December 31, 2015, 2014 and 2013

Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2015	2014	2013
Sales by Company-operated restaurants	$2,930,379	$3,504,302	$3,859,883
Revenues from franchised restaurants	122,361	146,763	173,427
Total revenues	3,052,740	3,651,065	4,033,310

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,037,487)	(1,243,907)	(1,350,515)
Payroll and employee benefits	(616,358)	(734,093)	(814,112)
Occupancy and other operating expenses	(838,037)	(997,065)	(1,055,188)
Royalty fees	(149,089)	(173,663)	(188,885)
Franchised restaurants – occupancy expenses	(54,242)	(63,939)	(63,273)
General and administrative expenses	(270,680)	(272,065)	(317,745)
Other operating income (expenses), net	6,560	(95,476)	(15,070)
Total operating costs and expenses	(2,959,333)	(3,580,208)	(3,804,788)
Operating income	93,407	70,857	228,522
Net interest expense	(64,407)	(72,750)	(88,156)
Loss from derivative instruments	(2,894)	(685)	(4,141)
Foreign currency exchange results	(54,032)	(74,117)	(38,783)
Other non-operating (expenses) income, net	(627)	146	(848)
(Loss) income before income taxes	(28,553)	(76,549)	96,594
Income tax expense	(22,816)	(32,479)	(42,722)
Net (loss) income	(51,369)	(109,028)	53,872
Less: Net income attributable to non-controlling interests	(264)	(305)	(18)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(51,633)	$(109,333)	$53,854

(Loss) earnings per share information:
Basic net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.25)	$(0.52)	$0.26
Diluted net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	(0.25)	(0.52)	0.26

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Comprehensive Income

For the fiscal years ended December 31, 2015, 2014 and 2013

Amounts in thousands of US dollars

	2015	2014	2013
Net (loss) income	$(51,369)	$(109,028)	$53,872

Other comprehensive loss, net of tax:

Foreign currency translation	(128,492)	(85,858)	(60,821)
Post-employment benefits:
Net loss recognized in accumulated other comprehensive income	(213)	(544)	—
Reclassification of net loss to consolidated statement of income	440	199	382
Post-employment benefits (net of $120, $178 and $197 of deferred income taxes for the fiscal years ended December 31, 2015, 2014 and 2013, respectively)	227	(345)	382
Cash flow hedges:
Net gains recognized in accumulated other comprehensive income	20,487	5,158	537
Reclassification of net gain to consolidated statement of income	(14,209)	(2,792)	(164)
Cash flow hedges (net of $nil of income taxes)	6,278	2,366	373
Total other comprehensive loss	(121,987)	(83,837)	(60,066)
Comprehensive loss	(173,356)	(192,865)	(6,194)
(Less) Plus: Comprehensive (income) loss attributable to non-controlling interests	(73)	(200)	134
Comprehensive loss attributable to Arcos Dorados Holdings Inc.	$(173,429)	$(193,065)	$(6,060)

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Balance Sheet

For the fiscal years ended December 31, 2015 and 2014

Amounts in thousands of US dollars

ASSETS	2015	2014
Current assets
Cash and cash equivalents	$112,519	$139,030
Accounts and notes receivable, net	63,348	83,003
Other receivables	35,629	65,147
Inventories	44,641	47,688
Prepaid expenses and other current assets	110,808	90,308
Deferred income taxes	12,051	17,188
Collateral deposits	—	4,832
Total current assets	378,996	447,196
Non-current assets
Miscellaneous	66,299	102,170
Collateral deposits	5,325	5,325
Property and equipment, net	833,357	1,092,994
Net intangible assets and goodwill	49,486	57,864
Deferred income taxes	63,321	75,319
Derivative instruments	6,741	9,517
McDonald’s Corporation’s indemnification for contingencies	3,452	4,395
Total non-current assets	1,027,981	1,347,584
Total assets	$1,406,977	$1,794,780
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$187,685	$220,337
Royalties payable to McDonald’s Corporation	14,834	16,953
Income taxes payable	28,581	29,473
Other taxes payable	69,006	91,290
Accrued payroll and other liabilities	93,112	112,072
Provision for contingencies	512	777
Interest payable	15,990	20,627
Short-term debt	2,500	32,528
Current portion of long-term debt	161,599	6,156
Derivative instruments	2,126	10,958
Deferred income taxes	1,728	895
Total current liabilities	577,673	542,066
Non-current liabilities
Accrued payroll and other liabilities	19,381	18,440
Provision for contingencies	20,066	11,427
Long-term debt, excluding current portion	494,743	761,080
Deferred income taxes	8,224	4,180
Total non-current liabilities	542,414	795,127
Total liabilities	1,120,087	1,337,193
Equity
Class A shares - no par value common stock; 420,000,000 shares authorized; 130,538,896 shares issued and outstanding at December 31, 2015; 130,216,043 shares issued and outstanding at December 31, 2014	371,857	365,701
Class B shares - no par value common stock; 80,000,000 shares authorized, issued and outstanding at December 31, 2015 and 2014	132,915	132,915
Additional paid-in capital	12,606	15,974
Retained earnings	193,158	244,791
Accumulated other comprehensive losses	(424,263)	(302,467)
Total Arcos Dorados Holdings Inc. shareholders’ equity	286,273	456,914
Non-controlling interests in subsidiaries	617	673
Total equity	286,890	457,587
Total liabilities and equity	$1,406,977	$1,794,780

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Cash Flow

For the fiscal years ended December 31, 2015, 2014 and 2013

Amounts in thousands of US dollars

	2015	2014	2013
Operating activities
Net (loss) income attributable to Arcos Dorados Holdings Inc	$(51,633)	$(109,333)	$53,854
Adjustments to reconcile net (loss) income attributable to Arcos Dorados Holdings Inc. to cash provided by operations:
Non-cash charges and credits:
Depreciation and amortization	110,715	116,811	114,860
Loss from derivative instruments	2,894	685	4,141
Amortization and accrual of letter of credit fees and deferred financing costs	3,982	4,195	4,363
Gain of property and equipment sales	(10,942)	(890)	(8,919)
Net income attributable to non-controlling interests	264	305	18
Deferred income taxes	(9,057)	7,419	9,113
Foreign currency exchange results	23,239	55,894	23,350
Accrued net share-based compensation expense	4,082	9,252	7,027
Loss from purchase, exchange and call of 2019 Notes	—	—	23,467
Impairment of long-lived assets and goodwill	13,022	52,915	2,958
Write-offs and related contingencies of property and equipment	6,038	7,111	6,489
Others, net	3,502	6,339	113
Changes in assets and liabilities:
Accounts payable	25,020	(16,128)	96,957
Accounts and notes receivable and other receivables	2,369	(9,779)	(43,835)
Inventories, prepaid and other assets	(45,900)	53,082	(102,362)
Income taxes payable	15,786	15,884	10,773
Other taxes payable	(2,568)	(27)	13,727
Interest payable	(3,746)	(1,054)	1,492
Accrued payroll and other liabilities and provision for contingencies	24,195	(198)	(9,883)
Others	1,427	608	9,311
Net cash provided by operating activities	112,689	193,091	217,014
Investing activities
Property and equipment expenditures	(90,964)	(169,813)	(313,462)
Purchases of restaurant businesses paid at acquisition date	(1,091)	(825)	(324)
Proceeds from sale of property and equipment and related prepayments	19,738	3,237	7,751
Proceeds from sales of restaurant businesses	3,861	1,938	6,452
Loans collected from / (granted to) related parties	9,702	(2,500)	(2,000)
Other investing activity	(1,361)	(1,001)	(9,072)
Net cash used in investing activities	(60,115)	(168,964)	(310,655)
Financing activities
Issuance of 2023 Notes	—	—	378,409
Dividend payments to Arcos Dorados Holdings Inc.’ shareholders	(12,509)	(50,036)	(37,527)
Net collection (payment) of derivative instruments	19,817	—	(9,975)
Purchase and call of 2019 Notes	—	—	(237,006)
Purchase of 2016 Notes	(11,710)	—	—
Issuance of other long-term debt	—	33,267	8,483
Net short-term borrowings	(29,043)	26,296	8,743
Other financing activities	(8,818)	(8,343)	(8,825)
Net cash (used in) provided by financing activities	(42,263)	1,184	102,302
Effect of exchange rate changes on cash and cash equivalents	(36,822)	(61,929)	(17,864)
Decrease in cash and cash equivalents	(26,511)	(36,618)	(9,203)
Cash and cash equivalents at the beginning of the year	139,030	175,648	184,851
Cash and cash equivalents at the end of the year	$112,519	$139,030	$175,648

Supplemental cash flow information:
Cash paid during the year for:
Interest	$64,229	$71,369	$61,771
Income tax	11,191	13,139	25,422
Non-cash investing and financing activities:
Issuance of 2023 Notes as consideration for the exchange of 2019 Notes	$—	$—	$98,767
Dividend declared pending of payment	—	12,509	12,509
Seller financing pending of payment and settlement of franchise receivables related to purchases of restaurant businesses	2,113	1,864	3,711

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Changes in Equity

For the fiscal years ended December 31, 2015, 2014 and 2013

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive losses	Total	Non-controlling interests	Total
	Number	Amount	Number	Amount
Balances at December 31, 2012	129,529,412	351,654	80,000,000	132,915	18,634	400,761	(158,821)	745,143	1,167	746,310
Net income for the year	—	—	—	—	—	53,854	—	53,854	18	53,872
Other comprehensive losses	—	—	—	—	—	—	(59,914)	(59,914)	(152)	(60,066)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	—	—	—	—	—	(50,036)	—	(50,036)	—	(50,036)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	338,014	7,166	—	—	(7,166)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	5,782	—	—	5,782	—	5,782
Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(292)	—	(292)	—	(292)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(271)	(271)
Balances at December 31, 2013	129,867,426	358,820	80,000,000	132,915	17,250	404,287	(218,735)	694,537	762	695,299
Net loss for the year	—	—	—	—	—	(109,333)	—	(109,333)	305	(109,028)
Other comprehensive losses	—	—	—	—	—	—	(83,732)	(83,732)	(105)	(83,837)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	—	—	—	—	—	(50,036)	—	(50,036)	—	(50,036)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	348,617	6,881	—	—	(6,881)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	6,163	—	—	6,163	—	6,163
Acquisition of non-controlling interests (Unaudited)	—	—	—	—	(558)	—	—	(558)	(192)	(750)
Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(127)	—	(127)	—	(127)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(97)	(97)
Balances at December 31, 2014	130,216,043	365,701	80,000,000	132,915	15,974	244,791	(302,467)	456,914	673	457,587
Net loss for the year	—	—	—	—	—	(51,633)	—	(51,633)	264	(51,369)
Other comprehensive losses	—	—	—	—	—	—	(121,796)	(121,796)	(191)	(121,987)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	322,853	6,156	—	—	(6,156)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	2,788	—	—	2,788	—	2,788
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(129)	(129)
Balances at December 31, 2015	130,538,896	371,857	80,000,000	132,915	12,606	193,158	(424,263)	286,273	617	286,890

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

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

Reclassifications

Certain reclassifications have been made within current assets, between inventories and prepaid expenses and other current assets totaling $5,715; and within non-current assets, between property and equipment, net and miscellaneous equal to $23,287; to the prior year information to conform to the current year presentation.

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

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

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

Other receivables

Other receivables primarily consist of value-added tax and other tax receivables (amounting to $24,088 and $32,115 as of December 31, 2015 and 2014, respectively) and receivables with an independent logistic operator (amounting to $nil and $11,795 as of December 31, 2015 and 2014, respectively). Other receivables are reported at the amount expected to be collected.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

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

Intangible assets, net

Intangible assets include computer software costs, initial franchise fees, reacquired rights under franchise agreements, letter of credit fees and others.

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

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Impairment and disposal of long-lived assets (continued)

During June 2014 and March 2015, the Company performed an impairment testing of its long-lived assets in Venezuela considering the operating losses incurred in this market as a consequence of the Company’s currency exchange rate changes (indicator of potential impairment), as mentioned in Note 21. As a result of this analysis, the Company recorded impairment charges of $7,804 and $45,186 during the fiscal years 2015 and 2014, respectively, primarily associated to an advanced payment for a real estate, given during the fourth quarter of 2013, using a fair market value approach. The impairment charges also included certain restaurants with undiscounted future cash flows insufficient to recover their carrying value. In the fourth quarter of 2015, 2014 and 2013, the Company assessed all markets for impairment indicators. As a result of these assessments, the Company performed the impairment testing of its long-lived assets in the following markets:

	2015	2014	2013
Puerto Rico	Yes	Yes	Yes
Mexico	Yes	Yes	Yes
Peru	Yes	Yes	Yes
Aruba	Yes	Yes	Yes
Curacao	Yes	Yes	Yes
USVI	Yes	Yes	Yes
Venezuela	Yes	Yes	No
Colombia	Yes	Yes	Yes
Ecuador	Yes	No	No

As a result of the impairment testing the Company recorded the following impairment charges for the markets indicated below:

Fiscal year	Markets	Total
2015	Mexico, Peru, Colombia and Venezuela	$12,343
2014	Mexico, Puerto Rico, Peru, Colombia and Venezuela	50,886
2013	Mexico, Puerto Rico and Peru	2,958

Goodwill

Goodwill represents the excess of cost over the estimated fair market value of net tangible assets and identifiable intangible assets acquired. In accordance with the guidance within ASC 350 Intangibles-Goodwill and Other, goodwill is stated at cost and reviewed for impairment on an annual basis. The annual impairment test is mostly performed during the fourth quarter of the fiscal year and compares the fair value of each reporting unit, generally based on discounted future cash flows, with its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is measured as the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill. As a result of the analyses performed during fiscal years 2015 and 2014, the Company recorded impairment charges of $679 in Argentina and $2,029 in Puerto Rico, respectively, related to goodwill generated in the acquisition of franchised restaurants. The impairments are included within “Other operating expenses, net” in the consolidated statements of income. No impairments of goodwill were recognized during fiscal year 2013.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $122,920, $146,363 and $160,184 in 2015, 2014 and 2013, respectively. Advertising expenses related to franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to franchised operations were $35,131, $44,828 and $49,820 in 2015, 2014 and 2013, respectively.

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

Accounts payable outsourcing

The Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. This service allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. Independent of the Company, the financial institutions also allow suppliers to sell their receivables to the financial institutions in an arrangement separately negotiated by the supplier and the financial institution. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. All of the Company’s obligations, including amounts due, remain to the Company’s suppliers as stated in the supplier agreements. As of December 31, 2015 and 2014, $2,142 and $1,850, respectively, of the Company’s total accounts payable are available for this purpose and have been sold by suppliers to participating financial institutions.

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

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

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

Comprehensive income

Comprehensive income includes net income as currently reported under generally accepted accounting principles and also includes the impact of other events and circumstances from non-owner sources which are recorded as a separate component of shareholders’ equity. The Company reports foreign currency translation gains and losses, unrealized results on cash flow hedges as well as unrecognized post-retirement benefits as components of comprehensive income.

Recent accounting pronouncements

In May 2014, the FASB issued guidance codified in Accounting Standards Codification (ASC) 606, “Revenue Recognition - Revenue from Contracts with Customers,” which amends the guidance in former ASC 605, “Revenue Recognition,” and becomes effective beginning January 1, 2017. In August 12, 2015, the FASB deferred the effective date to annual reporting periods beginning after December 15, 2017. The standard’s core principle is that a company must recognize revenue when it transfers promised goods or services to customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company is currently evaluating the impact of the provisions of ASC 606.

In April 2015, the FASB issued new guidance for simplifying the presentation of debt issuance cost. Becoming effective for fiscal years beginning after December 15, 2015, including interim periods, this new guidance requires debt issuance cost related to a recognized debt liability to be presented in the Consolidated Statements of Balance Sheets as a direct deduction from the corresponding debt liability rather than as an asset. The adoption of this standard will not have a material impact on the Company’s financial statement.

Moreover, in November 2015, new guidance about ASC 740 “Income Tax” was issued. Becoming effective for fiscal periods, including interim periods, beginning after December 15, 2016, this standard requires the Company to classify all deferred tax assets and liabilities as non-current on the Consolidated Statements of Balance Sheets instead of separating deferred taxes into current and non-current amounts.

In addition, in February 2016, new guidance about leases was issued. The new  standard (ASC 842) supersede the lease requirements of ASC 840. The objective of  the new guidance is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. This standard is effective for annual periods beginning after December 15, 2018, including interim periods. The Company is currently evaluating the impact of the provisions of ASC 842.

No other new accounting pronouncement issued or effective during the periods had or is expected to have a material impact on the Company’s consolidated financial statements.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

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

Other acquisitions

During fiscal years 2015, 2014 and 2013, the Company acquired franchised restaurants in certain territories. Presented below is supplemental information about these acquisitions:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.	Acquisition of businesses (continued)

Other acquisitions (continued)

Purchases of restaurant businesses:	2015	2014	2013
Property and equipment	$936	$583	$2,186
Identifiable intangible assets	853	518	6,628
Goodwill	1,621	2,029	—
Assumed debt	(206)	—	(317)
Gain on bargain purchase of franchised restaurants	—	(71)	(3,827)
Purchase price	3,204	3,059	4,670
Restaurants sold in exchange	—	—	(635)
Settlement of franchise receivables	(2,113)	(1,436)	—
Seller financing	—	(798)	(3,711)
Purchase price paid at acquisition date	$1,091	$825	$324

5.	Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year end:

	2015	2014
Receivables from franchisees	$34,714	$38,330
Debit and credit card receivables	28,683	38,826
Meal voucher receivables	8,920	12,962
Notes receivable	3,799	2,258
Allowance for doubtful accounts	(12,768)	(9,373)
	$63,348	$83,003

6.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year end:

	2015	2014
Prepaid taxes	$78,543	$43,228
Prepaid expenses	21,124	31,046
Promotion items and prepayments	11,141	16,034
	$110,808	$90,308

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2015	2014
Land	$138,546	$171,776
Buildings and leasehold improvements	575,238	704,636
Equipment	521,957	596,879
Total cost	1,235,741	1,473,291
Total accumulated depreciation	(402,384)	(380,297)
	$833,357	$1,092,994

Total depreciation expense for fiscal years 2015, 2014 and 2013 amounted to $96,383, $101,703 and $96,563, respectively.

8.	Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

	2015	2014
Net intangible assets (i)
Computer software cost	$60,088	$64,103
Initial franchise fees	14,659	18,136
Reacquired franchised rights	8,128	9,878
Letter of credit fees	940	940
Others	1,000	1,000
Total cost	84,815	94,057
Total accumulated amortization	(47,579)	(51,088)
Subtotal	37,236	42,969

Goodwill (ii)
Mexico	6,013	6,840
Brazil	4,191	6,247
Chile	1,050	1,227
Argentina	504	—
Ecuador	273	273
Peru	165	189
Colombia	54	119
Subtotal	12,250	14,895
	$49,486	$57,864

(i)	Total amortization expense for fiscal years 2015, 2014 and 2013 amounted to $14,332, $15,108 and $18,297, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows: $14,332 for 2016, $10,253 for 2017; $1,733 for 2018; $1,733 for 2019; $1,733 for 2020; and thereafter $7,452.

(ii)	Related to the acquisition of franchised restaurants (Mexico, Brazil, Peru, Chile, Argentina and Colombia) and non-controlling interests in subsidiaries (Ecuador and Chile).

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following at year end:

	2015	2014
Current:
Accrued payroll	$74,311	$82,396
Long-term incentive plan	248	806
Dividends payable	—	12,509
Accrued expenses	11,817	8,720
Other liabilities	6,736	7,641
	$93,112	$112,072
Non-current:
Other liabilities	19,381	18,440
	$19,381	$18,440

10.	Short-term debt

Short-term debt consists of the following at year-end:

	2015	2014
Revolving Credit Facility (i)	$2,500	$—
Bank overdrafts	—	528
Other short-term loans (ii)	—	32,000
	$2,500	$32,528

(i)	Revolving Credit Facility

The Company entered into revolving credit facilities in order to borrow money from time to time to cover its working capital needs and for other general corporate purposes.

On July 30, 2015, ADBV renewed its committed revolving credit facility with Bank of America, N.A. (BOFA), as lender, for up to $50 million maturing on August 3, 2016. Each loan made to ADBV under this agreement will bear interest at an annual rate equal to LIBOR plus 2.75%. Interest on each loan will be payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

In addition, on August 31, 2015, effective as from October 1, 2015, ADBV entered into a revolving credit facility with JPMorgan Chase Bank, N.A, for up to $25 million maturing on October 1, 2016. Each loan made to ADBV under this agreement will bear interest at an annual rate equal to LIBOR plus 2.25%. Interest on each loan will be payable at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made. As of December 31, 2015, the Company had borrowed $2.5 million under the revolving credit facility. This loan matures during January 2016.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.	Short-term debt (continued)

Revolving Credit Facility (continued)

The obligations of ADBV under the revolving credit facilities are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. Furthermore, the agreements include customary covenants including, among others, restrictions on the ability of ADBV, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws; and (vii) permit the consolidated net indebtedness to EBITDA ratio to be greater than 3.5 to 1 on the last day of any fiscal quarter of the borrower. The revolving credit facilities provide for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facilities and/or to declare all sums outstanding under the loan documents immediately due and payable.

The Company was not in compliance with the net indebtedness to EBITDA ratio under the revolving credit facility with BOFA as of June 30, 2014. At such date the ratio was 2.73.  On July 28, 2014, the revolving credit facility was amended to change the consolidated net indebtedness to EBITDA ratio (as defined therein) requirement from 2.5 to 1 to 3.0 to 1. As from that date, the ratio was in compliance. On July 30, 2015, the Company agreed upon with BOFA to modify the consolidated net indebtedness to EBITDA ratio to 3.5 to 1.

As of December 31, 2015, the mentioned ratio was 2.58 and thus the Company is currently in compliance with the ratio requirement under both revolving credit facilities.

(ii)	As of December 31, 2014, comprised of a loan granted by Citibank in Colombia totaling $32 million. This loan matured in January 2015 and accrued interest at a weighted-average annual rate of 2.34%.

11.	Long-term debt

Long-term debt consists of the following at year-end:

	2015	2014
2023 Notes	$469,491	$468,976
2016 Notes	158,787	254,963
Capital lease obligations	5,599	5,652
Other long-term borrowings	22,465	37,645
Total	656,342	767,236
Current portion of long-term debt	161,599	6,156
Long-term debt, excluding current portion	$494,743	$761,080

The following table presents additional information related to the 2023 Notes, 2016 Notes and 2019 Notes:

			Principal as of December 31,
	Annual interest rate	Currency	2015	2014	Maturity
2023 Notes	6.625%	USD	$473,767	473,767	September 27, 2023
2016 Notes	10.25%	BRL	158,544	253,989	July 13, 2016
2019 Notes	7.5%	USD	—	—	October 1, 2019

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Long-term debt (continued)

	Interest Expense (i)			DFC Amortization (i)			Accretion of Premium and Amortization of Discount (i)
	2015	2014	2013	2015	2014	2013	2015	2014	2013
2023 Notes	$31,387	$31,387	$8,196	$439	$438	$109	$515	$506	$123
2016 Notes	20,991	29,490	32,172	805	778	777	(496)	(692)	(754)
2019 Notes	—	—	18,765	—	—	3,056	—	—	1,802

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

The Company recorded the portion of 2023 Notes issued in exchange for cash at the original price of 100.909%. The portion of 2023 Notes issued as consideration for the partial exchange of 2019 Notes was recorded at the carrying value of the 2019 Notes since there were no substantive modifications to the terms of the debts according to ASC 470-50-40. The net discount amounting to $5,420 (comprised of a discount of $8,829 related to the non-cash issuance, partially offset by $3,409 of a premium related to the cash issuance) is being accreted over the term of the 2023 Notes and recognized as a higher interest expense. The Company incurred $3,313 of financing costs related to the cash issuance of 2023 Notes, which were capitalized as deferred financing costs ("DFC") and are being amortized over the life of the notes.

On July 13, 2011, the Company issued Brazilian reais notes due in 2016 (the “2016 Notes”). Periodic payments of principal are not required and interest is paid semi-annually beginning on January 13, 2012. The Company incurred $3,699 of financing costs related to these issuances, which were capitalized as deferred financing costs and are being amortized over the life of the notes.

During November 2015, the Company redeemed 6.97% or BRL 47,039 of the outstanding principal amount of its 2016 Notes at a redemption price equal to 93.75% (equivalent to $11,710) plus accrued and unpaid interest.

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

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

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

Other required disclosure

At December 31, 2015, future payments related to the Company’s long-term debt are as follows:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Long-term debt (continued)

Other required disclosure (continued)

	Principal	Interest	Total
2016	$161,356	$46,392	$207,748
2017	2,800	33,500	36,300
2018	3,588	33,224	36,812
2019	3,625	32,929	36,554
2020	3,173	32,647	35,820
Thereafter	485,830	96,641	582,471
Total payments	660,372	275,333	935,705
Interest	—	(275,333)	(275,333)
Discount on 2023 Notes	(6,915)	—	(6,915)
Premium on 2023 Notes	2,640	—	2,640
Premium on 2016 Notes	245	—	245
Long-term debt	$656,342	$—	$656,342

12.	Derivative instruments

Derivatives not designated as hedging instruments

Total equity return swap

The Company is exposed to stock price risk related to ADBV Long-Term Incentive Plan as the underlying liability is tied to the Company’s stock price (see Note 16 for details). As the Company’s stock price changes, such liability is adjusted and the impact is recorded on the Company’s consolidated statement of income within “General and administrative expenses”. On August 13, 2012 the Company entered into a total equity return swap agreement with Goldman Sachs International (GSI) in order to minimize earnings volatility related to this risk, which was renewed twice and matured on September 12, 2015.

Under the agreement effective as from August 20, 2012, the Company received (paid) the appreciation (depreciation), plus any dividends, on a certain notional number of Class A shares (2,272,551 at the inception) over a reference price of approximately $13.77 per share. The Company in turn paid interests at 3-month LIBOR plus 450 basis points (330 basis points at the inception and 380 between August 2013 and September 2014). During fiscal years 2015, 2014 and 2013, the Company paid interests amounting to $522, $593 and $746, respectively, in connection with this agreement. Additionally, the Company could, prior to maturity of the agreement and subject to certain limitations, reduce the notional number of Class A shares underlying the total equity return swap transaction. During fiscal year 2013, the Company reduced the notional number of Class A shares by 1,250,000 (equivalent to a notional amount of $17,211). The Company paid $1,731 as settlement of these share reductions (including interest and fees).

As a consequence of the maturity of the swap agreement, the Company paid, during August and September 2015, $9,681 as settlement of the remaining 1,022,551 Class A shares net of accumulated dividends.

As from September 23, 2014, the Company was required to make a collateral deposit equal to the excess of the mark-to-market above a threshold of $3,000, with $500 as the incremental basis. As of December 31, 2014, the collateral amounted to $4,832 and was presented as a current asset within “Collateral deposits”. During 2015, before the maturity of the total equity return swap, there were two amendments to the conditions of the collateral deposit that reduced the threshold from $3,000 to $0 and included an additional collateral deposit of $500. As a consequence of the maturity of the swap agreement, the collateral deposit was returned to the Company.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Derivatives not designated as hedging instruments (continued)

Total equity return swap (continued)

The Company did not designate the swap as a hedge under ASC 815. Therefore, the agreement was carried at fair market value in the consolidated balance sheets with changes reported in earnings, within "General and administrative expenses". The interest portion was recorded within “Net interest expense” in the Company’s consolidated statement of income.

See additional disclosures below for further information about this swap.

Derivatives designated as hedging instruments

Forward contracts

The Company has entered into various forward contracts in a few territories in order to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges result in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). In relation to these agreements, during fiscal years 2015, 2014 and 2013, the Company purchased a total amount of $12,375, $30,454 and $17,633, respectively. As of December 31, 2015, the Company has forward contracts outstanding with a notional amount of $10,240 that mature during 2016.

The Company made net collections totaling $2,306, $1,451 and $628 during fiscal years 2015, 2014 and 2013, respectively, as a result of the net settlements of these derivatives. See additional disclosures below for further information about these forward contracts.

Cross-currency interest rate swaps

On April 24, 2012, the Company entered into a cross-currency swap agreement with Bank of America to hedge the cash flows of a portion of the 2016 Notes. Pursuant to this agreement, the Company received interests at a fixed rate of 10.25% over a notional amount of 70 million of Brazilian reais and paid interests at a fixed rate of 4.90% over a notional amount of $37,433. This agreement was to mature on July 13, 2016 with exchange of principal. However, on October 4, 2013, the Company settled the swap agreement before its maturity for $9,975. As a result, the Company recorded a loss from the early settlement amounting to $4,187, which was included within “Loss from derivative instruments” in the income statement. During fiscal year 2013, the Company collected $1,828 of net interest from Bank of America.

On November 7, 2013, the Company entered into a cross-currency interest rate swap agreement with JP Morgan Chase Bank, N.A., to hedge all the variability in a portion (53.08%) of the principal and interest collections of its BRL intercompany loan receivable with ADBV which was amended on November 13, 2015. All the terms of the swap agreement match the terms of the BRL intercompany loan receivable.  Pursuant to this agreement, the Company receives interests at a fixed rate of 4.38% over a notional amount of 28.3 million (47.3 million at the inception) of US dollars and pays interest at a fixed rate of 13% over a notional amount of R$108 million on March 31 and September 30 of each year.  This agreement matures on September 29, 2023 with exchange of principal.

As from the amendment, the Company is required to make a collateral deposit equal to the excess of mark-to-market above a threshold of $5,000, with $250 as incremental basis.

As a result of the amendment, the Company collected $19,817 and recorded a loss of $2,650 within “Loss from derivative instruments” in the income statement. Furthermore, according to ASC 815-30-40, the amount deferred in accumulated other comprehensive income until the date of the amendment that equals to $6,666, will be amortize to earnings as the originally hedged cash flows affected earnings.

The Company paid $1,933 and $3,512 of net interest during fiscal years 2015 and 2014, respectively.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cross-currency interest rate swaps (continued)

See additional disclosures below for further information about this swap agreement.

Additional disclosures

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2015 and 2014:

		Asset (Liability) Derivatives
		Fair Value
Type of Derivative	Balance Sheets Location	2015	2014
Derivatives designated as hedging instruments under ASC 815 Derivatives and Hedging
Forward contracts	Other receivables	$454	$857
Cross-currency interest rate swap (i)	Derivative instruments	4,615	6,565
		5,069	7,422
Derivatives not designated as hedging instruments under ASC 815 Derivatives and Hedging
Total equity return swap (ii)	Derivative instruments	$—	$(8,006)
		—	(8,006)
Total derivative instruments		$5,069	$(584)

(i)	At December 31, 2015, presented in the consolidated balance sheet as follows: $6,741 as a non-current asset and $2,126 as a current liability. At December 31, 2014, presented in the consolidated balance sheet as follows: $9,517 as a non-current asset and $2,952 as a current liability.

(ii)	As of December 31, 2014, presented in the consolidated balance sheet as a current liability.

The following tables present the pretax amounts affecting income and other comprehensive income for the fiscal years ended December 31, 2015, 2014 and 2013 for each type of derivative relationship:

	Forward contracts			Cross-currency interest rate swaps			Total
Derivatives in Cash Flow Hedging Relationships	2015	2014	2013	2015	2014	2013 (iii)	2015	2014	2013
Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	$1,903	$1,925	$1,011	$18,584	$3,233	$(474)	$20,487	$5,158	$537
(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion) (i)	(2,306)	(1,451)	(628)	(11,903)	(1,341)	464	$(14,209)	$(2,792)	$(164)
Loss Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion) (ii)	—	—	—	(2,650)	—	(4,187)	$(2,650)	$—	$(4,187)

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Additional disclosures (continued)

(i)	The gain recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net gain (loss) recognized in income related to the cross-currency interest rate swaps is presented in the consolidated income statement as follows: a gain (loss) of $13,595, $5,084 and ($921) for the fiscal year 2015, 2014 and 2013, respectively, as an adjustment to foreign exchange results and a (loss) gain of ($1,692), ($3,743) and $ 457, for the fiscal years 2015, 2014 and 2013, respectively, as an adjustment to net interest expense.

(ii)	In the fiscal year 2015 related to the loss incurred in connection with the amendment of the cross-currency interest rate swap agreement. In the fiscal year 2013, related to the loss incurred in connection with the settlement of the previous cross-currency interest rate swap agreement before its maturity. These results were recorded within “Loss from derivative instruments” in the Company’s consolidated statements of income.

(iii)	Include ($294) and $1,436 related to the cross-currency interest rate swap with Bank of America settled before its maturity in "Gain (Loss) Recognized in Accumulated OCI on Derivative" and "(Gain) Loss Reclassified from Accumulated OCI into Income", respectively.

		(Loss) gain Recognized in Income on Derivative instruments
Derivatives Not Designated as Hedging Instruments	Location of Loss Recognized in Income	2015	2014	2013
Total equity return swap	General and administrative expenses (i)	$(1,743)	$(6,861)	$630
	Net interest expense	(453)	(360)	(533)
Others	Loss from derivative instruments	(244)	(685)	46
Total		$(2,440)	$(7,906)	$143

(i)	For the fiscal year 2015, includes a loss amounting to $1,252 excluded from Adjusted EBITDA as from the total vesting of the plan. See Adjusted EBITDA reconciliation in Note 20.

13.	Operating lease agreements

At December 31, 2015, the Company was the lessee at 2,707 locations through ground leases (the Company leases the land and the Company or franchisee owns the building) and through improved leases (the Company leases land and buildings). Lease terms for most restaurants vary between 10 and 20 years and, in many cases, provide for rent escalations and renewal options, with certain leases providing purchase options. Escalations terms vary by reporting unit, with examples including fixed-rent escalations, escalations based on an inflation index, and fair value adjustments. According to rental terms, the Company pays monthly rent based on the greater of a fixed rent or a certain percentage of the Company’s gross sales. For most locations, the Company is obligated for the related occupancy costs including property taxes, insurance and maintenance. However, for franchised sites, the Company requires the franchisees to pay these costs. In addition, the Company is the lessee under non-cancelable leases covering certain offices and warehouses.

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

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Operating lease agreements (continued)

At December 31, 2015, future minimum payments required under existing operating leases with initial terms of one year or more are:

	Restaurant	Other	Total
2016	$116,233	$6,140	$122,373
2017	106,277	5,057	111,334
2018	95,030	2,321	97,351
2019	82,770	1,563	84,333
2020	73,057	1,418	74,475
Thereafter	349,179	2,712	351,891
Total minimum payment	$822,546	$19,211	$841,757

The following table provides detail of rent expense for fiscal years 2015, 2014 and 2013:

	2015	2014	2013
Company-operated restaurants (i)	$135,232	$151,724	$153,538
Franchised restaurants (ii)	36,381	48,814	48,911
Total rent expense	$171,613	$200,538	$202,449

(i)	Included within “Occupancy and other operating expenses” in the consolidated statements of income.

(ii)	Included within “Franchised restaurants – occupancy expenses” in the consolidated statements of income.

The following table provides a breakdown detail of rent expense between minimum and contingent rentals for fiscal years 2015, 2014 and 2013:

	2015	2014	2013
Minimum rentals	$122,110	$131,463	$126,329
Contingent rentals based on sales	49,503	69,075	76,120
Total rent expense	$171,613	$200,538	$202,449

14.	Franchise arrangements

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

At December 31, 2015 and 2014, net property and equipment under franchise arrangements totaled $131,587 and $170,400, respectively (including land for $39,452 and $48,797, respectively).

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.	Franchise arrangements (continued)

Revenues from franchised restaurants for fiscal years 2015, 2014 and 2013 consisted of:

	2015	2014	2013
Rent	$121,122	$145,540	$171,859
Initial fees (i)	611	564	929
Royalty fees (ii)	628	659	639
Total	$122,361	$146,763	$173,427

(i)	Presented net of initial fees paid to McDonald’s Corporation for $747, $885 and $1,150 in 2015, 2014 and 2013, respectively.

(ii)	Presented net of royalties fees paid to McDonald’s Corporation for $49,742, $63,680 and $69,933 in 2015, 2014 and 2013, respectively.

At December 31, 2015, future minimum rent payments due to the Company under existing franchised agreements are:

	Owned sites	Leased sites	Total
2016	$6,623	$11,038	$17,661
2017	6,451	10,291	16,742
2018	5,834	9,492	15,326
2019	5,227	8,871	14,098
2020	4,563	7,886	12,449
Thereafter	21,543	44,881	66,424
Total	$50,241	$92,459	$142,700

15.	Income taxes

The Company’s operations are conducted by its foreign subsidiaries in Latin America and the Caribbean. The foreign subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such foreign countries.

Statutory tax rates in the countries in which the Company operates for fiscal years 2015, 2014 and 2013 were as follows:

	2015	2014	2013
Puerto Rico	20%	20%	20%
Argentina, Martinique, French Guyana, Guadeloupe, St Croix, St. Thomas, Aruba and Curacao	35%	35%	35%
Brazil and Venezuela	34%	34%	34%
Colombia	39%	34%	34%
Peru	28%	30%	30%
Costa Rica and Mexico	30%	30%	30%
Panamá, Uruguay, Trinidad and Tobago and Netherlands	25%	25%	25%
Ecuador	25%	22%	22%
Chile	22,5%	21%	20%

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.	Income taxes (continued)

Income tax expense for fiscal years 2015, 2014 and 2013 consisted of the following:

	2015	2014	2013
Current income tax expense	$31,873	$25,060	$33,609
Deferred income tax (benefit) expense	(9,057)	7,419	9,113
Income tax expense	$22,816	$32,479	$42,722

Income tax expense for fiscal years 2015, 2014 and 2013 differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax (loss) income as a result of the following:

	2015	2014	2013
Pre-tax (loss) income	(28,553)	(76,549)	96,594
Weighted-average statutory income tax rate (i)	64.6%	40.9%	31.9%
Income tax (benefit) expense at weighted-average statutory tax rate on pre-tax (loss) income	(18,445)	(31,346)	30,833
Permanent differences:
Change in valuation allowance	49,478	71,695	39,621
Non-deductible expenses	6,368	15,641	13,500
Tax benefits, including Brazil and other	(24,398)	(39,389)	(26,948)
Differences including exchange rate, and inflation adjustment	5,170	12,980	(14,938)
Others	4,643	2,897	654
Income tax expense	$22,816	$32,479	$42,722

(i)	Weighted-average statutory income tax rate is calculated based on the aggregated amount of the income before taxes by country multiplied by the prevailing statutory income tax rate, divided by the consolidated income before taxes.

The tax effects of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities at December 31, 2015 and 2014 are presented below:

	2015	2014
Tax loss carryforwards (i)	$254,861	$258,046
Purchase price allocation adjustment	37,549	57,786
Property and equipment, tax inflation	45,650	53,172
Other accrued payroll and other liabilities	13,891	14,328
Share-based compensation	3,570	5,266
Provision for contingencies	2,177	2,700
Other deferred tax assets (ii)	27,642	40,777
Other deferred tax liabilities (iii)	(9,618)	(10,781)
Property and equipment - difference in depreciation rates	(12,411)	(32,850)
Valuation allowance (iv)	(297,891)	(301,012)
Net deferred tax asset	$65,420	$87,432

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.	Income taxes (continued)

(i)	As of December 31, 2015, the Company and its subsidiaries has accumulated operating tax loss carryforwards amounting to $937,989. The Company has operating tax loss carryforwards amounting to $328,559, expiring between 2016 and 2020. In addition, the Company has operating tax loss carryforwards amounting to $190,238 expiring after 2020 and operating tax loss carryforwards amounting to $419,192 that do no expire.

(ii)	Includes Venezuela’s foreign currency exchange differences amounting to $11,745 and $26,361 for the years ended December 31, 2015 and 2014, respectively.

(iii)	Primarily related to intangible assets and foreign currency exchange differences.

(iv)	In assessing the realization of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The total amount of $65,420 for the year ended December 31, 2015, is presented in the consolidated balance sheet as current asset, non-current asset, current liability and non-current liability amounting to $12,051; $63,321; $1,728 and $8,224, respectively.

The total amount of $87,432 for the year ended December 31, 2014, is presented in the consolidated balance sheet as current asset, non-current asset, current liability and non-current liability amounting to $17,188; $75,319; $895 and $4,180, respectively.

Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences were $143,388 at December 31, 2015 and consisted of undistributed earnings considered permanently invested in subsidiaries. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

As of December 31, 2015 and 2014, the Company’s gross unrecognized tax benefits totaled $63 and $221 (including interests and penalties), respectively, that would favorably affect the effective tax rate if resolved in the Company’s favor.

The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits:

	2015	2014
Balances at beginning balance	$221	$1,697
Decrease for positions taken in prior years	(158)	(1,476)
Balances at ending balance	$63	$221

The Company is regularly under audit in multiple tax jurisdictions. It is reasonably possible that, as a result of audit progression within the next 12 months, there may be new information that causes the Company to reassess the total amount of unrecognized tax benefits recorded. While the Company cannot estimate the impact that new information may have on the unrecognized tax benefit balance, the Company believes that the liabilities that are recorded are appropriate and adequate as determined under ASC 740. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2009.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation

ADBV Long-Term Incentive Plan

During 2008, the Company implemented a long-term incentive plan to reward employees for increases in the fair value of the Company’s stock subsequent to the date of grant. In accordance with this plan, in fiscal years 2008, 2009 and 2010 the Company granted units (called “CADs”) to certain employees, pursuant to which the employees are entitled to receive, when vested, a cash payment equal to the appreciation in fair value over the base value. During March 2015, the total amount of awards was vested. Exercisable outstanding awards at the date of termination are automatically settled by the Company. In April 2014, the Company communicated to its employees the three years expiration extension of ADBV Long-Term Incentive Plan outstanding units exercise right, without any change in the vesting period. Upon this resolution, units for which its exercise right was originally scheduled to expire in May, 2014 will expire in May, 2017, and units for which its exercise right was originally scheduled to expire in May, 2015 will expire in May, 2018. The employees affected by this resolution were 84. The total incremental compensation cost resulting from the modification for fiscal year 2015 and 2014 amounts to a gain of $511 and a loss of $149, respectively, which has been recorded under “General and administrative expenses”. As of December 31, 2015, the exercisable units were 664,775.

The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The accrued liability is remeasured at the end of each reporting period until settlement. As of December 31, 2015, it amounts to $248 and is disclosed within "Accrued payroll and other liabilities" in the Company’s consolidated balance sheet.

Compensation expense is included within “General and administrative expenses” in the consolidated statement of income. As discussed in Note 12, the Company entered into a total equity return swap agreement, which matured on September 12, 2015, to minimize earnings volatility related to these awards. The adjustments to the value of the swap tended to minimize the adjustments to the carrying value of the ADBV Long-Term Incentive Plan liability derived from changes in the Company’s stock price, which were also recorded on “General and administrative expenses”. As a result, there was a reduction of the impact on the Company’s consolidated statement of income as from the effective date of the agreement.

Not including the impact of the total equity return swap agreement, compensation (benefit) expense for the fiscal years 2015, 2014 and 2013 amounted to $(449), $(3,772) and $1,875, respectively.

The Company recognized $99, $905 and $334 of related income tax expense during fiscal years 2015, 2014 and 2013, respectively.

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

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering. Both types of special awards vest as follows: 1/3 on each of the second, third and fourth anniversaries of the grant date. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years from 2011 to 2015 (for fiscal year 2015 only restricted share units). Both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested. The exercise right for the stock options is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the seventh anniversary of the date of grant.

The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date. The following variables and assumptions have been used by the Company for purposes of measuring its stock options awards at 2014 and 2013 grant date (on the second quarter of each year):

	2014	2013
Grant-date stock price (i)	8.58	14.31
Weighted-average strike price	8.58	14.31
Expected volatility (ii)	35.5%	38.0%
Dividend yield	2.8%	1.7%
Risk-free interest rate	1.3%	1.0%
Expected term	4.1	5.0

(i)	Equal to the quoted market price per Class A share at market-closing of the date of grant.

(ii)	Based on implied volatility of the Company’s Class A shares.

The resulting value of stock options and restricted share units granted was $nil and $5,844, respectively, during fiscal year 2015, $491 and $2,723, respectively, during fiscal year 2014; $1,807 and 3,056, respectively, during the fiscal year 2013.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense in the amount of $2,788, $6,163 and $5,782 during fiscal years 2015, 2014 and 2013, respectively, of which $210, $2,503 and $1,964 relates to the special awards granted in connection with the initial public offering. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

The Company recognized $(1,581), $678 and $88 of related income tax (expense) benefit during fiscal years 2015, 2014 and 2013, respectively.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation (continued)

Stock Options

The following table summarizes the activity of stock options during fiscal years 2015, 2014 and 2013:

	Units	Weighted-average strike price	Weighted-average grant-date fair value
Outstanding at December 31, 2012	2,464,434	19.58	5.47
2013 annual grant	431,726	14.31	4.19
Forfeitures	(462,272)	19.97	5.41
Outstanding at December 31, 2013	2,433,888	18.57	5.26
2014 annual grant	247,475	8.58	1.98
Forfeitures	(130,528)	18.14	5.27
Outstanding at December 31, 2014	2,550,835	17.62	4.94
Forfeitures	(141,130)	16.54	5.02
Expired (i)	(383,811)	20.01	5.41
Outstanding at December 31, 2015	2,025,894	21.03	5.87
Exercisable at December 31, 2015	1,332,741	19.32	5.34

(i) As of December 31, 2015, Additional paid-in capital included $2,077 related to expired stock options.

The following table provides a summary of outstanding stock options at December 31, 2015:

	Vested		Non-vested (ii)	Total
Number of units outstanding	1,332,741	(i)	693,153	2,025,894
Weighted-average grant-date fair market value per unit	5.34		3.88	5.87
Total grant-date fair value	7,123		2,687	9,810
Weighted-average accumulated percentage of service	100		76.5	94.7
Stock-based compensation recognized in Additional paid-in capital	7,123		2,056	9,179
Compensation expense not yet recognized (iii)	—		631	631

(i)	Related to exercisable awards.

(ii)	Related to awards that will vest between fiscal years 2016 and 2019.

(iii)	Expected to be recognized in a weighted-average period of 2.4 years.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation (continued)

Restricted Share Units

The following table summarizes the activity of restricted share units during fiscal years 2015, 2014 and 2013:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2012	1,224,761	20.02
2013 annual grant	213,600	14.31
Partial vesting of 2011 grant	(338,014)	21.20
Forfeitures	(158,279)	19.70
Outstanding at December 31, 2013	942,068	18.36
2014 annual grant	317,351	8.58
Partial vesting of 2011 grant	(274,314)	21.20
Partial vesting of 2012 grant	(74,303)	14.35
Forfeitures	(47,947)	15.11
Outstanding at December 31, 2014	862,855	14.38
2015 annual grant	923,213	6.33
Partial vesting of 2011 grant	(222,781)	21.20
Partial vesting of 2012 grant	(31,772)	14.35
Partial vesting of 2013 grant	(68,300)	14.31
Forfeitures	(233,005)	9.88
Outstanding at December 31, 2015	1,230,210	7.96
Exercisable at December 31, 2015	—	—

As of December 31, 2015, all Class A Shares were issued. Hence, the accumulated compensation expense related to partial vesting was reclassified from "Additional paid-in capital" to "Common stock".

The following table provides a summary of outstanding restricted share units at December 31, 2015:

Number of units outstanding (i)	1,230,210
Weighted-average grant-date fair market value per unit	7.96
Total grant-date fair value	9,792
Weighted-average accumulated percentage of service	44.7%
Stock-based compensation recognized in Additional paid-in capital	4,376
Compensation expense not yet recognized (ii)	5,416

(i)	Related to awards that will vest between fiscal years 2016 and 2020.

(ii)	Expected to be recognized in a weighted-average period of 4.0 years.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, substantially consistent with market;

(ii)	to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened.

(iii)	to commit to funding a specified Strategic Marketing Plan;

(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and

(v)	to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

On August 10, 2015, the Company reached an agreement with McDonald’s Corporation to amend the opening plan mentioned in point (ii) above, from 250 to 150 new restaurant openings for the three-year period commenced on January 1, 2014, mainly in order to adjust this plan to the current economic realities of the region. Under this agreement, the Company is also committed to execute at least 140 reimages over the three-year period and to maintain the three-year reinvestment plan of at least $180 million.

The Company was not in compliance with the ratio requirements mentioned in point (v) above for the three-month periods ended from June 30, 2014 to September 30, 2015. As of December 31, 2015 the leverage ratio was not in compliance. The ratio were as follows:

	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
Leverage Ratio	4.38	4.59	4.65	4.62	4.61	4.56	4.40

Fixed Charge Coverage Ratio	1.48	1.44	1.42	1.40	1.45	1.48	1.56

McDonald’s Corporation granted the Company limited waivers through and including December 31, 2015, during which time the Company is not required to comply with the financial ratios set forth in the MFA. After December 31, 2015, if the Company remains non-compliant with the financial requirements and is unable to obtain an extension of the waiver or to comply with the original commitments under the MFA, it could be in material breach. A breach of the MFA would give McDonald’s Corporation certain rights, including the ability to acquire all or portions of the business. Notwithstanding the foregoing, the Company does not expect any material adverse effect to its business, results of operations, financial condition or cash flows as a result of this situation.

During 2014, the Company negotiated and obtained temporary royalty waivers from McDonald’s Corporation for its operations in Venezuela considering the restrictions and regulations in place affecting its operations in that country. For the fiscal years 2014 and 2013, the Company has recorded a royalty waiver amounting to $6.1 million and $8 million, respectively, recorded as lower “Royalty fees” in the consolidated statements of income.

In addition, the Company maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letters of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Commitments and contingencies (continued)

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At December 31, 2015 and 2014, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $20,578 and $12,204, respectively, presented as follows: $512 and $777 as a current liability and $20,066 and $11,427 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

Description	Balance at beginning of period	Accruals	Settlements	Reclassifications	Translation	Balance at end of period
Year ended December 31, 2015:
Tax contingencies in Brazil (i)	$1,999	$4,616	$(9)	$(532)	$(956)	$5,118
Labor contingencies in Brazil (ii)	10,360	19,692	(19,877)	(26)	(3,136)	7,013
Other (iii)	7,780	13,421	(4,213)	(22)	(3,019)	13,947
Subtotal	20,139	37,729	(24,099)	(580)	(7,111)	26,078
Judicial deposits (iv)	(7,935)	—	684	(863)	2,614	(5,500)
Provision for contingencies	$12,204	$37,729	$(23,415)	$(1,443)	$(4,497)	$20,578

Year ended December 31, 2014:
Tax contingencies in Brazil (i)	$2,235	$14	$—	$—	$(250)	$1,999
Labor contingencies in Brazil (ii)	9,484	22,726	(20,582)	(29)	(1,239)	10,360
Other (iii)	10,622	3,620	(2,974)	(543)	(2,945)	7,780
Subtotal	22,341	26,360	(23,556)	(572)	(4,434)	20,139
Judicial deposits (iv)	(7,519)	—	455	(1,857)	986	$(7,935)
Provision for contingencies	$14,822	$26,360	$(23,101)	$(2,429)	$(3,448)	$12,204

Year ended December 31, 2013:
Tax contingencies in Brazil (i)	$4,011	$13	$(998)	$(271)	$(520)	$2,235
Labor contingencies in Brazil (ii)	14,256	12,714	(15,900)	—	(1,586)	9,484
Other (iii)	9,551	4,546	(2,060)	745	(2,160)	10,622
Subtotal	27,818	17,273	(18,958)	474	(4,266)	22,341
Judicial deposits (iv)	(7,219)	—	82	(1,431)	1,049	(7,519)
Provision for contingencies	$20,599	$17,273	$(18,876)	$(957)	$(3,217)	$14,822

(i)	In 2013 and 2014, mainly related to tax on bank account transactions (CPMF). In 2015 it also includes some indirect taxes matters.

(ii)	It primarily relates to dismissals in the normal course of business.

(iii)	It mainly relates to tax and labor contingencies in other countries.

(iv)	It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil.

As of December 31, 2015, there are certain matters related to the interpretation of tax and labor laws for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $49 million and $69 million.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

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

During 2014, another franchisee filed a complaint (“the related Puerto Rican franchisee lawsuit”) against the Company and McDonald’s USA, LLC (a wholly owned subsidiary of McDonald’s Corporation), asserting a very similar claim to the one filed in the Puerto Rican franchisees lawsuit. The claim seeks declaratory judgment and damages in the amount of $30 million plus plaintiffs’ attorney fees. Although this case is in its early stages, the Company believes that a final negative resolution has a low probability of occurrence, since its close resemblance to the Puerto Rican franchisees lawsuit.

Furthermore, the Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by the Company’s franchisees that meets periodically to coordinate the development of promotional and marketing campaigns (an association that at the time of the claim was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit), filed a third party complaint and counterclaim (“the PROA claim”) against the Company and other third party defendants, in the amount of $31 million. Although certain negative resolution occurred in that lawsuit at the preliminary and first instance stage, no provision has been recorded because the Company believes that a final negative resolution has a low probability of occurrence.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisees lawsuit. Pursuant to the MFA, the Company indemnifies McDonald’s for the related Puerto Rican franchisee lawsuit and the PROA claim.

At December 31, 2015, the non-current portion of the provision for contingencies includes $3,452 related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet.

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

The three levels of the fair value hierarchy as defined by the guidance are as follows:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

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

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2015
Assets
Cash equivalents	$40,313	$—	$—	$40,313
Cross-currency interest rate swap	—	6,741	—	6,741
Total Assets	$40,313	$6,741	$—	$47,054
Liabilities
Cross-currency interest rate swap	$—	$2,126	$—	$2,126
Long-term incentive plan	—	248	—	248
Total Liabilities	$—	$2,374	$—	$2,374

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

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.	Disclosures about fair value of financial instruments (continued)

Certain financial assets and liabilities not measured at fair value

At December 31, 2015, the fair value of the Company’s short-term and long-term debt was estimated at $631,788, compared to a carrying amount of $674,832. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices, and is similar to Level 2 within the valuation hierarchy. The carrying amount for both cash and equivalents and notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At December 31, 2015, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets and goodwill. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

19.	Certain risks and concentrations

The Company’s financial instruments that are exposed to concentration of credit risk primarily consist of cash and cash equivalents and accounts and notes receivable. Cash and cash equivalents are deposited with various creditworthy financial institutions, and therefore the Company believes it is not exposed to any significant credit risk related to cash and cash equivalents. Concentrations of credit risk with respect to accounts and notes receivable are generally limited due to the large number of franchisees comprising the Company’s franchise base.

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

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions, which are as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, Colombia, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Ecuador, Peru and Uruguay. The accounting policies of the segments are the same as those described in Note 3.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.	Segment and geographic information (continued)

The following table presents information about profit or loss and assets for each reportable segment:

	For the fiscal year ended December 31,
	2015	2014	2013
Revenues:
Brazil	$1,361,989	$1,816,046	$1,842,324
Caribbean division	398,144	594,220	830,447
NOLAD	367,364	385,114	407,772
SLAD	925,243	855,685	952,767
Total revenues	$3,052,740	$3,651,065	$4,033,310

Adjusted EBITDA:
Brazil	$192,939	$237,699	$245,957
Caribbean division	5,679	(8,136)	67,180
NOLAD	34,489	27,701	27,397
SLAD	106,602	87,976	105,495
Total reportable segments	339,709	345,240	446,029
Corporate and others (i)	(109,538)	(93,566)	(101,562)
Total adjusted EBITDA	$230,171	$251,674	$344,467

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.	Segment and geographic information (continued)

	For the fiscal year ended December 31,
	2015	2014	2013
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$230,171	$251,674	$344,467

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(110,715)	(116,811)	(114,860)
Gains from sale or insurance recovery of property and equipment	12,308	3,379	10,326
Write-offs and related contingencies of property and equipment	(6,038)	(7,111)	(6,489)
Impairment of long-lived assets	(12,343)	(50,886)	(2,958)
Impairment of goodwill	(679)	(2,029)	—
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	(210)	(2,503)	(1,964)
Reorganization and optimization plan expenses	(18,346)	(4,707)	—
ADBV Long-Term Incentive Plan incremental compensation from modification	(741)	(149)	—
Operating income	93,407	70,857	228,522
(Less) Plus:
Net interest expense	(64,407)	(72,750)	(88,156)
Loss from derivative instruments	(2,894)	(685)	(4,141)
Foreign currency exchange results	(54,032)	(74,117)	(38,783)
Other non-operating (expenses) income, net	(627)	146	(848)
Income tax expense	(22,816)	(32,479)	(42,722)
Net income attributable to non-controlling interests	(264)	(305)	(18)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(51,633)	$(109,333)	$53,854

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.	Segment and geographic information (continued)

	For the fiscal year ended December 31,
	2015	2014	2013
Depreciation and amortization:
Brazil	$48,849	$60,261	$57,818
Caribbean division	30,998	29,142	28,663
NOLAD	25,733	28,565	28,597
SLAD	19,340	19,989	23,172
Total reportable segments	124,920	137,957	138,250
Corporate and others (i)	8,068	8,202	8,607
Purchase price allocation (ii)	(22,273)	(29,348)	(31,997)
Total depreciation and amortization	$110,715	$116,811	$114,860

Property and equipment expenditures:
Brazil	$40,482	$100,455	$127,743
Caribbean division	11,756	18,717	99,565
NOLAD	14,623	23,680	32,533
SLAD	23,623	25,423	51,337
Others	480	1,538	2,284
Total property and equipment expenditures	$90,964	$169,813	$313,462

	As of December 31,
	2015	2014
Total assets:
Brazil	$612,074	$833,334
Caribbean division	382,022	444,641
NOLAD	308,632	360,644
SLAD	242,081	291,473
Total reportable segments	1,544,809	1,930,092
Corporate and others (i)	40,721	98,651
Purchase price allocation (ii)	(178,553)	(233,963)
Total assets	$1,406,977	$1,794,780

(i)	Primarily relates to corporate general and administrative expenses corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. Corporate assets primarily include corporate cash and cash equivalents, a collateral deposit and derivative instruments. As of December 31, 2014, corporate assets also included a loan receivable with related parties, and a receivable with an independent logistic operator.

(ii)	Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.	Segment and geographic information (continued)

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. See Note 3 for more details. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $833,357 and $1,092,994 at December 31, 2015 and 2014, respectively. All of the Company’s long-lived assets are related to foreign operations.

21.	Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to Venezuelan Bolívares (VEF) held by its Venezuelan subsidiaries remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance and the acquisition of foreign currency at the official exchange rate by Venezuelan companies to pay foreign debt or dividends is subject to a registration and approval process by the relevant Venezuelan authorities. Since these restrictions are in place, the Company has not been able to access the official exchange rate to pay dividends and has been limited in its ability to pay royalties at the official exchange rate.

Revenues and operating (loss) income of the Venezuelan operations were $40,898 and $(28,329), respectively, for fiscal year 2015; $187,588 and $(74,962), respectively, for fiscal year 2014; and $415,932 and $43,939, respectively, for fiscal year 2013.

Since February 2013, the Venezuelan government has announced several changes in the currency exchange regulations. As a consequence, the Company reassessed the exchange rate used for remeasurement purposes as follows:

			Effects of exchange rate change
Period	Exchange rate System applied	Exchange rate at System date change (VEF per US dollar)	Write down of inventories (i)	Impairment of long-lived assets (i)	Foreign currency exchange loss
From January 1, 2013 to February 7, 2013	SITME	5.30	—	—	—
From February 8, 2013 to February 28, 2014	Official exchange rate	6.30	—	—	15,379
From March 1, 2014 to May 31, 2014	SICAD	11.80	7,611	—	19,697
From June 1, 2014 to February 28, 2015	SICAD II	49.98	9,937	45,186	38,963
From March 1, 2015 up to date	SIMADI	177.00	3,250	7,804	8,046

(i)	Presented within Other operating income (expenses), net

(ii)	Presented within Foreign currency exchange results

As of December 31, 2015, three foreign exchange rates were legally available: (i) the official exchange rate settled at 6.30 VEF per US dollar; (ii) the SICAD exchange rate settled at 13.50 VEF per US dollar; and (iii) the SIMADI exchange rate settled at 198.70 VEF per US dollar.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.	Venezuelan operations (continued)

As of December 31, 2015, the Company’s local currency denominated net monetary position, which would be subject to remeasurement in the event of further changes in the SIMADI rate was $1.3 million (including $3.9 million of cash and cash equivalents). Venezuela’s non-monetary assets were $58.1 million at December 31, 2015 and included approximately $47.6 million of fixed assets and advances to suppliers.

In addition to exchange controls, the Venezuelan market is subject to price controls. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. As of December 31, 2015, the Company’s pricing plan was not affected by these regulations.

The Company’s Venezuelan operations, and the Company’s ability to repatriate its earnings, continue to be negatively affected by these difficult conditions and would be further negatively affected by additional devaluations or the imposition of additional or more stringent controls on foreign currency exchange, pricing, payments, profits or imports or other governmental actions or continued or increased labor unrest. The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.

22.	Shareholders’ equity

Authorized capital

The Company is authorized to issue to 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Issued and outstanding capital

At December 31, 2012, the Company had 209,529,412 shares issued and outstanding with no par value, consisting of 129,529,412 class A shares and 80,000,000 class B shares.

During fiscal years 2015, 2014 and 2013, the Company issued 322,853, 348,617 and 338,014 Class A shares, respectively, in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan. Therefore, at December 31, 2015, 2014 and 2013 the Company had 210,538,896; 210,216,043 and 209,867,426 shares issued and outstanding with no par value, consisting of 130,538,896; 130,216,043 and 129,867,426 Class A shares, respectively, and 80,000,000 for Class B shares for each year.

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

During fiscal year 2015, the Company did not declare a dividend distribution to its shareholders, with respect to its results of operations for fiscal year 2014. During fiscal years 2014 and 2013, the Company declared dividend distributions totaling $50,036, per year. One installment of the 2014 and 2013 distributions amounting to $12,509 was pending of payment at each year-end.

During April and May, 2014, the Company paid dividends on restricted share units under the 2011 Equity Incentive Plan amounting to $382.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

22.	Shareholders’ equity (continued)

Accumulated other comprehensive loss

The following table sets forth information with respect to the components of “Accumulated other comprehensive loss” as of December 31, 2015 and their related activity during the three-years in the period then ended:

	Foreign currency translation	Cash flow hedge	Post-employment benefits (i)	Total Accumulated other comprehensive (loss) income
Balances at December 31, 2012	$(156,467)	$(1,141)	$(1,213)	$(158,821)
Other comprehensive (loss) gain before reclassifications	(60,669)	537	—	(60,132)
Net (gain) loss reclassified from accumulated other comprehensive loss to consolidated statement of income	—	(164)	382	218
Net current-period other comprehensive (loss) income	(60,669)	373	382	(59,914)
Balances at December 31, 2013	(217,136)	(768)	(831)	(218,735)
Other comprehensive (loss) gain before reclassifications	(85,753)	5,158	(544)	(81,139)
Net (gain) loss reclassified from accumulated other comprehensive loss to consolidated statement of income	—	(2,792)	199	(2,593)
Net current-period other comprehensive (loss) income	(85,753)	2,366	(345)	(83,732)
Balances at December 31, 2014	(302,889)	1,598	(1,176)	(302,467)
Other comprehensive (loss) gain before reclassifications	(128,301)	20,487	(213)	(108,027)
Net (gain) loss reclassified from accumulated other comprehensive loss to consolidated statement income	—	(14,209)	440	(13,769)
Net current-period other comprehensive (loss) income	(128,301)	6,278	227	(121,796)
Balances at December 31, 2015	$(431,190)	$7,876	$(949)	$(424,263)

(i)	Related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. The Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

23.	(Loss) earnings per share

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

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

23.	(Loss) earnings per share (continued)

The following table sets forth the computation of basic and diluted net (loss) income per common share attributable to Arcos Dorados Holdings Inc. for all years presented:

	For the fiscal year ended December 31,
	2015	2014	2013
Net (loss) income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$(51,633)	$(109,333)	$53,854
Weighted-average number of common shares outstanding - Basic	210,436,232	210,105,059	209,754,176
Incremental shares from assumed exercise of stock options (a)	—	—	—
Incremental shares from vesting of restricted share units	160,122	239,171	344,968
Weighted-average number of common shares outstanding - Diluted	210,596,354	210,344,230	210,099,144

Basic net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.25)	$(0.52)	$0.26
Diluted net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.25)	$(0.52)	$0.26

(a)	Options to purchase shares of common stock were outstanding during fiscal years 2015, 2014 and 2013. See Note 16 for details. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

24.	Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Mexico, Venezuela, Uruguay and Perú (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates. On November 9, 2011 the Company entered into a revolving loan agreement as a creditor with Axionlog Distribution B.V., a holding company of the Axionlog Business, for a total amount of $12 million at an interest rate of LIBOR plus 6%, in line with interest rates prevailing in the market at the time of the agreement, the loan will mature on November 7, 2016. As of December 31, 2015 and 2014, Axionlog Distribution B.V. had borrowed $1,798 and $11,500, respectively, from the Company in connection with this revolving loan agreement. The related receivable is included within “Accounts and notes receivable, net" and in "Miscellaneous” in the Company’s consolidated balance sheets, as of December 31, 2015 and 2014, respectively.

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of December 31, 2015 and 2014:

	As of December 31,
	2015	2014
Accounts and notes receivable	$1,854	$—
Other receivables	2,266	1,796
Miscellaneous	1,729	14,901
Accounts payable	5,110	7,742

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

24.	Related party transactions (continued)

The following table summarizes the transactions between the Company and the Axionlog Business for the fiscal years ended December 31, 2015, 2014 and 2013:

	Fiscal years ended December 31,
	2015	2014	2013
Food and paper (i)	$(164,882)	$(199,801)	$(319,456)
Occupancy and other operating expenses	(2,499)	(2,251)	(10,327)
Other operating expenses, net (ii)	—	16,986	—
Net interest income	461	1,387	583

(i)	Includes $44,170 of distribution fees and $120,712 of suppliers purchases managed through the Axionlog Business for the fiscal year ended December 31, 2015; $45,143 and $154,658, respectively, for the fiscal year ended December 31, 2014; and $48,340 and $271,116, respectively, for the fiscal year ended December 31, 2013.

(ii)	Related to inventory sales with a cost of $16,986 for the fiscal year 2014 (the net effect on such income statement line was nil). No such transaction took place in the fiscal years 2015 and 2013.

As of December 31, 2015 and 2014, the Company had notes receivable totaling $nil and $224, respectively, other receivables totaling $142 and $2,580, respectively and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $1,386 and $1,565, respectively.

25.	Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X in regards to valuation and qualifying accounts for each of the periods presented:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

25.	Valuation and qualifying accounts (continued)

Description	Balance at beginning of period	Additions (i)	Deductions (ii)	Translation	Balance at end of period
Year ended December 31, 2015:
Deducted from assets accounts:
Allowance for doubtful accounts	$9,373	$6,656	$(2,615)	$(646)	$12,768
Valuation allowance on deferred tax assets	301,012	49,879	(401)	(52,599)	297,891
Reported as liabilities:
Provision for contingencies	12,204	37,729	(24,858)	(4,497)	20,578
Total	$322,589	$94,264	$(27,874)	$(57,742)	$331,237
Year ended December 31, 2014:
Deducted from assets accounts:
Allowance for doubtful accounts	$5,098	$6,567	$(800)	$(1,492)	$9,373
Valuation allowance on deferred tax assets	270,057	76,085	(4,389)	(40,741)	301,012
Reported as liabilities:
Provision for contingencies	14,822	26,360	(25,530)	(3,448)	12,204
Total	$289,977	$109,012	$(30,719)	$(45,681)	$322,589
Year ended December 31, 2013:
Deducted from assets accounts:
Allowance for doubtful accounts	$4,023	$2,687	$(1,473)	$(139)	$5,098
Valuation allowance on deferred tax assets	236,563	43,563	(3,942)	(6,127)	270,057
Reported as liabilities:
Provision for contingencies	20,599	17,273	(19,833)	(3,217)	14,822
Total	$261,185	$63,523	$(25,248)	$(9,483)	$289,977

(i)	Additions in valuation allowance on deferred tax assets are charged to income tax expense.

Additions in provision for contingencies are explained as follows:

Fiscal year 2015, 2014 and 2013 – Relate to the accrual of $37,729, $26,360 and $17,273, respectively. See Note 17 for details.

(ii)	Deductions in valuation allowance on deferred tax assets are charged to income tax expense.

Deductions in provision for contingencies are explained as follows:

Correspond to the settlements and reclassifications amounting to $23,415 and $1,443, respectively, during fiscal year 2015; $23,101 and $2,429, respectively, during fiscal year 2014; and $18,876 and $957, respectively, during fiscal year 2013; as discussed in Note 17.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

26.	Subsequent events

On March 17, 2016, McDonald’s Corporation granted the Company an extension of the limited waiver, until and including March 31, 2016, for which the Company was not required to maintain the financial ratios set forth in the MFA.

As of March 29, 2016, the Company’s Brazilian subsidiary signed a four-year secured loan agreement, amounting to $167,262, with five off-shore lenders namely: Citibank, Itaú, Santander, Bank of America and JP Morgan. In order to fully convert the loan into Brazilian reais, the Brazilian subsidiary entered into a series of cross-currency interest rate swap agreements to fully hedge the principal and interest cash flows of each of the loans under the agreement. Consequently, the loan was fully converted into Brazilian reais at 3.67 per US dollar, amounting to R$ 613,850. All the terms of the cross-currency interest rate swap agreements match the terms of the secured loan agreement. After the conversion of the loan into Brazilian reais, the final interest rate of the transaction is Interbank Market reference interest rate (known in Brazil as “CDI”) plus 4.50% per year. Interest payments will be made quarterly, beginning June 2016, and principal payments will be made semi-annually, beginning September 2017. The loan is secured by certain credit and debit card receivables arising from sales in Brazilian restaurants operated by the Brazilian subsidiary and includes certain financial covenants.

On April 8, 2016, the Company launched a cash tender offer for any and all of its outstanding 2016 Notes. The offer is scheduled to expire on May 5, 2016, 67.29% of the Holders who tendered their Notes on or before April 21, 2016, received a purchase price of R$1,000 per R$1,000 principal amount of Notes. This purchase price included an early tender payment of R$30 per R$1,000 principal amount of Notes. On April 26, 2016 the Company paid $118,797 (equal to BRL 421,765, considering a settlement rate of 3.5503 BRL per US Dollar) related to the early tender offer, excluding accrued and unpaid interest. Holders who tender their Notes after April 21, 2016 and prior to the expiration date of the tender offer, will be entitled to receive the purchase price of R$1,000 per R$1,000 principal amount of Notes minus the early tender payment of R$30 per R$1,000 principal amount of Notes.