Form 20-F
period 2016-12-31
Arcos Dorados Holdings Inc.
filed 2017-04-27
CIK 1508478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Class A shares: 130,711,224

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

☒  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, ” accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐  Yes     ☒ No

ARCOS DORADOS HOLDINGS INC.

____________________

 i

ITEM 10. ADDITIONAL INFORMATION	101

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to the U.S. dollar. All references to “Argentine pesos” or “ARS$” are to the Argentine peso. All references to “Brazilian reais” or “R$” are to the Brazilian real. All references to “Mexican pesos” or “Ps.” are to the Mexican peso. All references to “Venezuelan bolívares” or “Bs.” are to the Venezuelan bolívar, the legal currency of Venezuela. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls” for information regarding exchange rates for the Argentine, Brazilian and Mexican currencies since January 1, 2012.

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

The financial information contained in this annual report includes our consolidated financial statements at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, as stated in their report included elsewhere in this annual report.

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

Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2016,” relate to our fiscal year ended on December 31 of that calendar year.

Operating Data

In January 2013, we made certain organizational changes in the structure of our geographical divisions in order to balance their relative weight in terms of number of restaurants and revenues. As a result of the reorganization effective January 1, 2013, Colombia and Venezuela, which were part of the South Latin America division, or “SLAD,” became part of the Caribbean division with headquarters located in Colombia. Therefore, from the beginning of 2013, SLAD is comprised of Argentina, Chile, Ecuador, Peru and Uruguay, and the Caribbean division is comprised of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela. Our other geographical divisions are

Brazil and the North Latin America division, or “NOLAD,” consisting of Costa Rica, Mexico and Panama. In accordance with ASC 280, Segment Reporting, we began reporting the results of the revised structure of our geographical divisions on our segment financial reporting in the first quarter of fiscal year 2013. In accordance with ASC 280, Segment Reporting, we have restated our comparative segment information as of and for the year ended December 31, 2012 based on the structure prevailing since January 1, 2013.

As of January 1, 2016, senior management made changes in the allocation of certain expenses across operating segments. We made corresponding changes in the allocation of these expenses in order to align our segment financial reporting with the new allocation used by senior management as of that date. In accordance with ASC 280, Segment Reporting, we have restated our comparative segment information as of and for the years ended December 31, 2015 and 2014 based on the new allocation of expenses prevailing since January 1, 2016.

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

•	general economic, political, demographic and business conditions in Latin America and the Caribbean;

•	fluctuations in inflation and exchange rates in Latin America and the Caribbean;

•	our ability to implement our growth strategy;

•	the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors;

•	our ability to compete and conduct our business in the future;

•	changes in consumer tastes and preferences, including changes resulting from concerns over nutritional or safety aspects of beef, poultry, french fries or other foods or the effects of health pandemics and food-borne illnesses such as “mad cow” disease and avian influenza or “bird flu,” and changes in spending patterns and demographic trends, such as the extent to which consumers eat meals away from home;

•	the availability, location and lease terms for restaurant development;

•	our intention to focus on our restaurant reimaging plan;

•	our franchisees, including their business and financial viability and the timely payment of our franchisees’ obligations due to us and to McDonald’s;

•	our ability to comply with the requirements of the MFAs, including McDonald’s standards;

•	our decision to own and operate restaurants or to operate under franchise agreements;

•	the availability of qualified restaurant personnel for us and for our franchisees, and the ability to retain such personnel;

•	changes in commodity costs, labor, supply, fuel, utilities, distribution and other operating costs;

•	changes in labor laws;

•	our ability, if necessary, to secure alternative distribution of supplies of food, equipment and other products to our restaurants at competitive rates and in adequate amounts, and the potential financial impact of any interruptions in such distribution;

•	changes in government regulation;

•	material changes in tax legislation;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

 v

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

The selected balance sheet data as of December 31, 2016 and 2015 and the income statement data for the years ended December 31, 2016, 2015 and 2014 of Arcos Dorados Holdings Inc. are derived from the consolidated financial statements included elsewhere in this annual report, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global. The selected balance sheet data as of December 31, 2014, 2013 and 2012 and the income statement data for the years ended December 31, 2013 and 2012 of Arcos Dorados Holdings Inc. are derived from consolidated financial statements audited by Pistrelli, Henry Martin y Asociados S.R.L., which are not included herein.

In January 2013, we made certain organizational changes in the structure of our geographical divisions in order to balance their relative weight in terms of number of restaurants and revenues. As a result of the reorganization effective January 1, 2013, Colombia and Venezuela, which were part of SLAD, became part of the Caribbean division with headquarters located in Colombia. Therefore, from the beginning of 2013, SLAD is comprised of Argentina, Chile, Ecuador, Peru and Uruguay, and the Caribbean division is comprised of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela. Our other geographical divisions are Brazil and NOLAD, consisting of Costa Rica, Mexico and Panama. In accordance with ASC 280 Segment Reporting, we began reporting the results of the revised structure of our geographical divisions on our segment financial reporting in the first quarter of fiscal year 2013. In accordance with ASC 280, Segment Reporting, we have restated our comparative segment information as of and for the year ended December 31, 2012 based on the structure prevailing since January 1, 2013.

As of January 1, 2016, senior management made changes in the allocation of certain expenses across operating segments. We made corresponding changes in the allocation of these expenses in order to align our segment financial reporting with the new allocation used by senior management as of that date. In accordance with ASC 280, Segment Reporting, we have restated our comparative segment information as of and for the years ended December 31, 2015 and 2014 based on the new allocation of expenses prevailing since January 1, 2016.

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

	For the Years Ended December 31,
	2016	2015 (1)	2014 (1)	2013 (1)	2012 (1)
	(in thousands of U.S. dollars, except for per share data)
Income Statement Data:
Sales by Company-operated restaurants	$2,803,334	$2,930,379	$3,504,302	$3,859,883	$3,634,371
Revenues from franchised restaurants	125,296	122,361	146,763	173,427	163,023
Total revenues	2,928,630	3,052,740	3,651,065	4,033,310	3,797,394
Company-operated restaurant expenses:
Food and paper	(1,012,976)	(1,037,487)	(1,243,907)	(1,350,515)	(1,269,146)
Payroll and employee benefits	(607,082)	(660,773)	(791,677)	(814,112)	(753,120)
Occupancy and other operating	(752,428)	(793,622)	(939,481)	(1,055,188)	(984,004)
Royalty fees	(142,777)	(149,089)	(173,663)	(188,885)	(180,547)
Franchised restaurants—occupancy	(55,098)	(54,242)	(63,939)	(63,273)	(56,057)
General and administrative expenses	(221,075)	(270,680)	(272,065)	(317,745)	(314,619)
Other operating income (expenses), net	41,386	6,560	(95,476)	(15,070)	(3,261)
Total operating costs and expenses	(2,750,050)	(2,959,333)	(3,580,208)	(3,804,788)	(3,560,754)
Operating income	178,580	93,407	70,857	228,522	236,640
Net interest expense	(66,880)	(64,407)	(72,750)	(88,156)	(54,247)
Loss from derivative instruments	(3,065)	(2,894)	(685)	(4,141)	(891)
Foreign currency exchange results	32,354	(54,032)	(74,117)	(38,783)	(18,420)
Other non-operating (expenses) income	(2,360)	(627)	146	(848)	(2,119)
Income (loss) before income taxes	138,629	(28,553)	(76,549)	96,594	160,963
Income tax expense	(59,641)	(22,816)	(32,479)	(42,722)	(46,375)
Net income (loss)	78,988	(51,369)	(109,028)	53,872	114,588
Less: Net income attributable to non-controlling interests	(178)	(264)	(305)	(18)	(256)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	78,810	(51,633)	(109,333)	53,854	114,332
Earnings (Loss) per share:
Basic net income (loss) per common share attributable to Arcos Dorados	$0.37	$(0.25)	$(0.52)	$0.26	$0.55
Diluted net income (loss) per common share attributable to Arcos Dorados	$0.37	$(0.25)	$(0.52)	$0.26	$0.55

	As of December 31,
	2016	2015	2014	2013	2012
	(in thousands of U.S. dollars, except for share data)
Balance Sheet Data(2):
Cash and cash equivalent	$194,803	$112,519	$139,030	$175,648	$184,851
Total current assets	445,190	378,996	447,196	666,451	601,498
Property and equipment, net	847,966	833,357	1,092,994	1,244,311	1,176,350
Total non-current assets	1,059,863	1,024,206	1,347,584	1,513,808	1,447,665
Total assets	1,505,053	1,403,202	1,794,780	2,180,259	2,049,163
Accounts payable	217,914	187,685	220,337	311,060	244,365
Short-term debt and current portion of long-term debt	28,099	163,740	38,684	12,276	2,202
Total current liabilities	548,308	577,314	542,066	659,156	578,274
Long-term debt, excluding current portion	551,580	491,327	761,080	771,171	649,968
Total non-current liabilities	605,169	538,998	795,127	825,804	724,579
Total liabilities	1,153,477	1,116,312	1,337,193	1,484,960	1,302,853
Total common stock	506,884	504,772	498,616	491,735	484,569
Total equity	351,576	286,890	457,587	695,299	746,310
Total liabilities and equity	1,505,053	1,403,202	1,794,780	2,180,259	2,049,163
Shares outstanding	210,711,224	210,538,896	210,216,043	209,867,426	209,529,412

	For the Years Ended December 31,
	2016	2015	2014	2013	2012(3)
	(in thousands of U.S. dollars, except percentages)
Other Data:
Total Revenues
Brazil	$1,333,237	$1,361,989	$1,816,046	$1,842,324	$1,797,556
Caribbean division(4)	409,671	398,144	594,220	830,447	754,730
NOLAD	363,965	367,364	385,114	407,772	384,041
SLAD	821,757	925,243	855,685	952,767	861,067
Total	2,928,630	3,052,740	3,651,065	4,033,310	3,797,394
Operating Income(5)
Brazil	$122,636	$116,820	$155,799	$188,445	$193,339
Caribbean division(4)	(12,392)	(40,102)	(91,859)	37,837	40,692
NOLAD	45,145	8,710	(9,150)	(5,314)	(5,557)
SLAD	66,359	78,022	62,768	84,324	74,824
Corporate and others and purchase price allocation	(43,168)	(70,043)	(46,701)	(76,770)	(66,658)
Total	178,580	93,407	70,857	228,522	236,640
Operating Margin(5)(6)
Brazil	9.2%	8.6%	8.6%	10.2%	10.8%
Caribbean division(4)	(3.0)	(10.1)	(15.5)	4.6	5.4
NOLAD	12.4	2.4	(2.4)	(1.3)	(1.4)
SLAD	8.1	8.4	7.3	8.9	8.7
Total	6.1	3.1	1.9	5.7	6.2

Adjusted EBITDA(5)(7)
Brazil	$168,076	$174,102	$220,711	$245,957	$240,954
Caribbean division(4)	18,049	2,059	(11,284)	67,180	69,109
NOLAD	36,288	31,424	25,035	27,397	26,738
SLAD	76,327	100,718	82,859	105,495	93,756
Corporate and others	(60,295)	(78,132)	(65,647)	(101,562)	(89,996)
Total	238,445	230,171	251,674	344,467	340,561
Adjusted EBITDA Margin(5)(8)
Brazil	12.6%	12.8%	12.2%	13.4%	13.4%
Caribbean division(4)	4.4	0.5	(1.9)	8.1	9.2
NOLAD	10.0	8.6	6.5	6.7	7.0
SLAD	9.3	10.9	9.7	11.1	10.9
Total	8.1	7.5	6.9	8.5	9.0
Other Financial Data:
Working capital(9)	$(103,118)	$(198,318)	$(94,870)	$7,295	$23,224
Capital expenditures(10)	92,282	92,055	170,638	313,786	300,482
Dividends declared per common share	—	—	0.24	0.24	0.24

	As of December 31,
	2016	2015	2014	2013	2012
Number of systemwide restaurants	2,156	2,141	2,121	2,062	1,948
Brazil	902	883	866	812	731
Caribbean division	353	356	359	365	353
NOLAD	517	518	513	507	503
SLAD	384	384	383	378	361
Number of Company-operated restaurants	1,553	1,588	1,577	1,538	1,453
Brazil	584	615	614	583	533
Caribbean division	266	267	270	270	259
NOLAD	365	364	352	344	335
SLAD	338	342	341	341	326
Number of franchised restaurants	603	553	544	524	495
Brazil	318	268	252	229	198
Caribbean division	87	89	89	95	94
NOLAD	152	154	161	163	168
SLAD	46	42	42	37	35

____________________

(1)	Due to certain changes in accounting for expenses in 2016, certain reclassifications have been made from “Occupancy and other operating expenses” to “Payroll and employee benefits” in the Income Statement Data for the fiscal years ended December 31, 2015 and 2014 in order to ensure comparability with our results for the fiscal year ended December 31, 2016. Income Statement Data for the fiscal years ended December 31, 2013 and 2012 has not been restated and is therefore not comparable to 2016, 2015 and 2014. See Note 2 to our consolidated financial statements for additional information.

(2)	Due to changes in accounting standards, certain reclassifications have been made from “Non-current assets” to “Short-term debt and current portion of long-term debt” and to “Long-term debt, excluding current portion” in the Balance Sheet Data as of December 31, 2015. Balance Sheet Data as of December 31, 2014, 2013 and 2012 has not been restated and is therefore not comparable to the Balance Sheet Data as of December 31, 2016 and 2015. See Note 2 to our consolidated financial statements for additional information.

(3)	Segment information as of and for the year ended December 31, 2012 is presented based on the segment structure prevailing as of and from January 1, 2013. See “Presentation of Financial and Other Information—Operating Data.”

(4)	Currency devaluations in Venezuela have had a significant effect on our income statements and have impacted the comparability of our income statements in 2016 and 2015 as compared to 2014, 2013 and 2012. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Foreign Currency Translation—Venezuela.”

(5)	Segment information for the years ended December 31, 2016, 2015 and 2014 is presented based on the allocation of expenses prevailing as of January 1, 2016. See “Presentation of Financial and Other Information—Operating Data.” Segment information for the years ended December 31, 2013 and 2012 has not been restated and is therefore not comparable to the segment information for the years ended December 31, 2016, 2015 and 2014.

(6)	Operating margin is operating income divided by total revenues, expressed as a percentage.

(7)	Adjusted EBITDA is a measure of our performance that is reviewed by our management. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies. Total Adjusted EBITDA is a non-GAAP measure. For our definition of Adjusted EBITDA, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Business Measures”

(8)	Adjusted EBITDA margin is Adjusted EBITDA divided by total revenues, expressed as a percentage.

(9)	Working capital equals current assets minus current liabilities.

(10)	Includes property and equipment expenditures and purchase of restaurant businesses paid at the acquisition date.

Presented below is the reconciliation between net income and Adjusted EBITDA on a consolidated basis:

	For the Years Ended December 31,
Consolidated Adjusted EBITDA Reconciliation	2016	2015	2014	2013	2012
	(in thousands of U.S. dollars)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$78,810	$(51,633)	$(109,333)	$53,854	$114,332
Plus (Less):
Net interest expense	66,880	64,407	72,750	88,156	54,247
Loss from derivative instruments	3,065	2,894	685	4,141	891
Foreign currency exchange results	(32,354)	54,032	74,117	38,783	18,420
Other non-operating expenses (income), net	2,360	627	(146)	848	2,119
Income tax expense	59,641	22,816	32,479	42,722	46,375
Net income attributable to non-controlling interests	178	264	305	18	256
Operating income	178,580	93,407	70,857	228,522	236,640
Plus (Less):
Items excluded from computation that affect operating income:
Depreciation and amortization	92,969	110,715	116,811	114,860	92,328
Gains from sale or insurance recovery of property and equipment	(57,244)	(12,308)	(3,379)	(10,326)	(3,328)
Write-offs and related contingencies of property and equipment	5,776	6,038	7,111	6,489	4,259
Impairment of long-lived assets	7,697	12,343	50,886	2,958	1,982
Impairment of goodwill	5,045	679	2,029	—	683
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	—	210	2,503	1,964	7,997
Reorganization and optimization plan	5,341	18,346	4,707	—	—
2008 Long-Term Incentive Plan incremental compensation from modification	281	741	149	—	—
Adjusted EBITDA	238,445	230,171	251,674	344,467	340,561

Exchange Rates and Exchange Controls

In 2016, 73.9% of our total revenues were derived from our restaurants in Argentina, Brazil, Mexico and Puerto Rico. While we maintain our books and records in U.S. dollars, our revenues are conducted in the local currency of the territories in which we operate, and as such may be affected by changes in the local exchange rate to the U.S. dollar. The exchange rates discussed in this section have been obtained from each country’s central bank. However, in most cases, for consolidation purposes, we use a foreign currency to U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the aforementioned central banks.

Argentina

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations and the introduction of numerous changes in economic policies, including currency controls that tightened restrictions on capital flows, exchange controls, an official U.S. dollar exchange and transfer restrictions that substantially limited the ability of companies to retain foreign currency or make payments abroad. In addition, since 2007, Argentina has faced significant inflationary pressures and experienced several economic recessions, from which the Argentine economy has yet not fully recovered.

Since President Mauricio Macri assumed office on December 10, 2015, the Macri administration has adopted several significant economic and policy reforms. For instance, the Macri administration eased currency controls in place since 2001 and reached agreements with a large majority of holdout creditors (in terms of claims) in connection with its 2001-2002 default on foreign indebtedness, which allowed Argentina to regain access to international financial markets.

In addition, on January 8, 2016, President Macri declared a state of administrative emergency on the national statistics system in response to the divergence between official and private inflation statistics that began in 2007 and resulted in censure by the International Monetary Fund (the “IMF”) in 2013. The declaration temporarily suspended publication of statistical data by the INDEC, the national institute for statistics. Since then, the Macri administration’s appointee to the INDEC implemented a series of methodological reforms, which have reduced the divergence between official and private inflation statistics and led the IMF to lift its censure on November 10, 2016.

While exchange control restrictions have been eased, exchange control restrictions impacted our ability to transfer funds abroad and prevented or delayed payments that our Argentine subsidiaries were required to make outside Argentina in the past.

The Argentine peso depreciated 14.3% against the U.S. Dollar in 2012, 32.4% in 2013, 30.7% in 2014, 51.7% in 2015, 21.9% in 2016, and appreciated 2.9% in the first quarter of 2017.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Argentine pesos per U.S. dollar. The average rate is calculated by using the average of the Central Bank of Argentina’s reported exchange rates on each day during a monthly period and on the last day of each month during an annual or interim period. As of April 25, 2017, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Argentina was ARS$15.414 per U.S. dollar.

	Period- End	Average for Period	Low	High
	(Argentine pesos per U.S. dollar)
	ARS$	ARS$	ARS$	ARS$
Year Ended December 31:
2012	4.917	4.224	4.305	4.917
2013	6.518	5.543	4.923	6.518
2014	8.552	8.231	6.543	8.556
2015	13.005	9.442	8.554	13.763
2016	15.850	14.945	13.069	16.039

Quarter Ended:
March 31, 2017	15.382	15.681	15.368	16.053
Month Ended:
October 31, 2016	15.175	15.181	15.115	15.225
November 30, 2016	15.844	15.340	15.018	15.844
December 31, 2016	15.850	15.830	15.523	16.039
January 31, 2017	15.912	15.907	15.808	16.053
February 24, 2017	15.455	15.599	15.368	15.835
March 31, 2017	15.382	15.524	15.382	15.669
April 30, 2017 (through April 25, 2017)	15.414	15.451	15.174	15.669

____________________

Note: For consolidation purposes, we use an Argentine peso / U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the Central Bank of Argentina.

Exchange Controls

In June 2005, the Argentine government issued Decree 616/2005, which established additional restrictions over all capital flows that could result in future payment obligations of foreign currency by residents to non-residents. Pursuant to the decree, all private sector indebtedness of physical persons or corporations in Argentina were required to be agreed upon and repaid not prior to 365 days from the date of entry of the funds into Argentina, regardless of the form of repayment. The decree outlined several types of transactions that were exempted from its requirements, including foreign trade financings and primary offerings of debt securities issued pursuant to a public offering and listed on an authorized market.

In addition, the decree stipulated that all capital inflows within the private sector to the local exchange market due to foreign indebtedness of physical persons or corporations within Argentina (excluding foreign trade financings and primary offerings of debt securities issued pursuant to a public offering and listed on an authorized market), as well as all capital inflows of non-residents received by the local exchange market destined for local money holdings, all kinds of financial assets or liabilities of the financial and non-financial private sector (excluding foreign direct investment and primary offerings of debt securities issued pursuant to a public offering and listed on an authorized market) and investments in securities issued by the public sector that are acquired in secondary markets, had to meet certain requirements described in section 4 of the decree, including the following:

•	the funds could only be transferred outside the local exchange market after a 365-day period from the date of entry of the funds into Argentina (the “Minimum Stay Period”) of 365 calendar days;

•	any amounts resulting from the exchange of the funds had to be credited to an account within the Argentine banking system;

•	a non-transferable, non-interest-bearing deposit had to be maintained for a term of 365 calendar days, in an amount equal to 30% of any inflow of funds to the Argentine foreign exchange market (the “Deposit”); and

•	the Deposit had to be in U.S. dollars, in any of the financial entities of Argentina, and could not be used as collateral or guaranty for any credit transaction. Any breach of the provisions of Argentine foreign exchange regulations is subject to criminal penalties.

The requirements of Decree No. 616/2005 were subsequently eased by the Macri administration as detailed below.

On December 18, 2015, through Resolution No. 3/2015, the Ministry of Treasury and Public Finance amended Executive Decree No. 616/2005, stating that for new inflows of funds into Argentina through the Argentine foreign exchange market, (i) the Minimum Stay Period was reduced from 365 calendar days to 120 calendar days from the date of entry of the funds into Argentina and (ii) the rate of the Deposit was reduced to 0% of the funds, effectively eliminating it as a requirement. Subsequently, on January 5, 2017, the Ministry of Treasury published Resolution No. 1-E/2017, which further reduced the Minimum Stay Period from 120 to 0 days, effectively eliminating it as a requirement.

On August 8, 2016, the Central Bank of Argentina also introduced material changes to the foreign exchange regime by means of Communication “A” 6037 (“Communication 6037”) that significantly eased foreign exchange controls. The current foreign exchange regime is detailed below.

Inflow and settlement through the local foreign exchange market. The proceeds from foreign financial indebtedness incurred by institutions in the private non-financial sector and the financial sector and by Argentine local governments are not required to be transferred and settled through the local foreign exchange market, which would otherwise require conversion into Argentine pesos.

Whether funds are settled through the local foreign exchange market or not, resident debtors with foreign debt from the private non-financial sector and the financial sector are required to register such debt in the “Report of Issuances of Securities and Other Foreign Indebtedness of the Private Financial and Non-Financial Sector” pursuant to Central Bank of Argentina’s Communication “A” 3602, as amended, supplemented and restated (“Communication 3602”).

Payment of Services and Profits (Interest, Earnings and Dividends). Local residents are entitled to access the local foreign exchange market to transfer outside of Argentina amounts for payment of any services, interests, earnings, dividends and the acquisition of non-financial, non-produced assets (activos no financieros no producidos).

Access to the local foreign exchange market for any of these purposes requires the presentation of documentation evidencing compliance with the reporting regimes established by Communication 3602 and, in the case of direct investments (such as an ownership interest of at least 10% of a local company’s capital stock or voting rights), the requirements of Communication “A” 4237 (as amended, supplemented and restated) shall also apply.

Payment of Principal on Foreign Financial Debts. In the case of access to the local foreign exchange market for payment of principal on foreign financial indebtedness, including cancellation of financial standby arrangements granted by Argentine banking entities, applicable regulations require a sworn affidavit by the debtor confirming the filing, if applicable, in the “Report of Issuances of Securities and Other Foreign Indebtedness of the Private Financial and Non-Financial Sector” pursuant to Communication 3602.

Foreclosure of Local Guarantees. Only an Argentine financial entity that provides a guarantee for an Argentine import operation shall have access to the local foreign exchange market in order to make payments under such guarantee. Consequently, an Argentine resident that is not a financial entity and that is a guarantor of any cross-border financing shall not have access to the local foreign exchange market in order to make payments or transfer funds abroad pursuant to the guarantee.

However, as of the date hereof, subject to the satisfaction of certain conditions, resident individuals, legal entities from the private sector organized in Argentina and not authorized to deal in foreign exchange, certain trusts and other estates domiciled in Argentina, as well as Argentine local governments will be allowed access to the local foreign exchange market without the prior authorization of the Central Bank of Argentina to purchase foreign currency without specific allocation (atesoramiento). Previously, acquisitions of foreign currency for a non-specific purpose were subject to monthly caps. The Central Bank of Argentina eliminated these caps on August 9, 2016 through Communication 6037.

In addition, non-residents have access to the local foreign exchange market to transfer outside of Argentina payments for services, income and current transfers payable in Argentina, pursuant to the specific legal framework that regulates the access to this market by non-residents.

Notwithstanding the measures recently adopted by the Macri administration, the Central Bank of Argentina and the federal government in the future may impose additional exchange controls that may impact our ability to transfer funds abroad and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina.

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

Brazilian law also imposes a tax on foreign exchange transactions, or “IOF/Exchange,” on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. As of October 7, 2014, the general IOF/Exchange rate applicable to almost all foreign currency exchange transactions was increased from zero to 0.38%, although other rates may apply in particular operations, such as the below transactions which are currently not taxed:

•	inflow related to transactions carried out in the Brazilian financial and capital markets, including investments in our common shares by investors which register their investment under Resolution No. 4,373;

•	outflow related to the return of the investment mentioned under the first bulleted item above; and

•	outflow related to the payment of dividends and interest on shareholders’ equity in connection with the investment mentioned under the first bulleted item above.

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

The Brazilian real depreciated 9.6% against the U.S. dollar in 2012, 15.5% in 2013, 11.3% in 2014, 47.0% in 2015, and appreciated 19.4% in 2016 and 5.9% in the first quarter of 2017.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar as reported by the Central Bank of Brazil. As of April 25, 2017, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Brazil was R$3.158 per U.S. dollar.

	Period- End	Average for Period	Low	High
	(Brazilian reais per U.S. dollar)
	R$	R$	R$	R$
Year Ended December 31:
2012	2.112	1.955	1.702	2.112
2013	2.343	2.158	1.953	2.446
2014	2.656	2.356	2.197	2.740
2015	3.905	3.388	2.569	4.195
2016	3.259	3.450	3.119	4.156

	Period- End	Average for Period	Low	High
	(Brazilian reais per U.S. dollar)
	R$	R$	R$	R$
Quarter Ended:
March 31, 2017	3.168	3.146	3.064	3.273
Month Ended:
October 31, 2016	3.181	3.187	3.119	3.236
November 30, 2016	3.397	3.342	3.202	3.445
December 31, 2016	3.259	3.352	3.259	3.465
January 31, 2017	3.127	3.200	3.127	3.273
February 28, 2017	3.099	3.104	3.051	3.148
March 31, 2017	3.168	3.128	3.077	3.174
April 30, 2017 (through April 25, 2017)	3.158	3.125	3.092	3.158
____________________

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

The Mexican peso depreciated 19.8% against the U.S. dollar in 2016 and appreciated 9.0% in the first quarter of 2017.

The following table sets forth, for the periods indicated, the high, low, average and period-end free-market exchange rate for the purchase of U.S. dollars, expressed in nominal Mexican pesos per U.S. dollar, as reported by the Central Bank of Mexico in the Federal Official Gazette. All amounts are stated in Mexican pesos per U.S. dollar. The annual and interim average rates reflect the average of month-end rates, and monthly average rates reflect the average of daily rates. As of April 25, 2017, the free-market exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Mexico in the Federal Official Gazette as the rate of payment of obligations denominated in non-Mexican currency payable in Mexico was Ps.18.923 per U.S. dollar.

	Period End	Average for Period	Low	High
	(Mexican pesos per U.S. dollar)
	Ps.	Ps.	Ps.	Ps.
Year Ended December 31:
2012	13.010	13.167	12.630	14.395
2013	13.077	12.821	11.981	13.439
2014	14.718	13.358	12.846	14.785
2015	17.207	15.967	14.556	17.378
2016	20.664	18.789	17.177	21.051
Quarter Ended:
March 31, 2017	18.796	20.321	18.708	21.908
Month Ended:
October 31, 2016	18.844	18.973	18.515	19.409
November 30, 2016	20.552	19.969	18.509	21.051
December 31, 2016	20.664	20.543	20.223	20.749
January 31, 2017	21.021	21.396	20.619	21.908
February 28, 2017	19.834	20.353	19.701	20.791
March 31, 2017	18.796	19.301	18.708	19.937
April 30, 2017 (through April 25, 2017)	18.923	18.736	18.486	18.923

____________________

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

Our rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore our ability to conduct our business, derive exclusively from the rights granted to us by McDonald’s in two MFAs through 2027. The initial term of the franchise for French Guiana, Guadeloupe and Martinique expires on August 2, 2017 and includes an option to extend the agreement for these territories for an additional period of 10 years through August 2, 2027. On July 20, 2016, we exercised our option to extend our rights to operate and franchise McDonald’s-branded restaurants in these three territories. As a result, our ability to continue operating in our current capacity following the extended term of the MFAs is dependent on the renewal of our contractual relationship with McDonald’s.

McDonald’s has the right, in its reasonable business judgment based on our satisfaction of certain criteria set forth in the MFAs, to grant us an option to extend the term of the MFAs with respect to all Territories for an additional period of 10 years after the expiration in 2027 of the initial term of the MFAs upon such terms as McDonald’s may determine. Pursuant to the MFAs, McDonald’s will determine whether to grant us the option to renew between August 2020 and August 2024. If McDonald’s grants us the option to renew and we elect to exercise the option, then we and McDonald’s will amend the MFAs to reflect the terms of such renewal option, as appropriate. We cannot assure you that McDonald’s will grant us an option to extend the term of the MFAs or that the terms of any renewal option will be acceptable to us, will be similar to those contained in the MFAs or will not be less favorable to us than those contained in the MFAs.

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

Pursuant to the MFAs, McDonald’s has the ability to exercise substantial influence over the conduct of our business. For example, under the MFAs, we are not permitted to operate any other QSR chains, we must comply with McDonald’s high quality standards, we must own and operate at least 50% of all McDonald’s-branded restaurants in each of the Territories, we must maintain certain guarantees in favor of McDonald’s, including a standby letter of credit (or other similar financial guarantee acceptable to McDonald’s) in an amount of $80.0 million, to secure our payment obligations under the MFAs and related credit documents, we cannot incur debt above certain financial ratios, we cannot transfer the equity interests of our subsidiaries, any significant portion of their assets or any of the real estate properties we own without McDonald’s consent, and McDonald’s has the right to approve the appointment of our chief executive officer and chief operating officer. In addition, the MFAs require us to reinvest a significant amount of money, including through reimaging our existing restaurants, opening new restaurants and advertising, which plans McDonald’s has the right to approve. Under the 2017-2019 restaurant opening and reinvestment plan, we are required to open 180 restaurants and to reinvest $292 million in existing restaurants from 2017 through 2019. We cannot assure you that we will have available the funds necessary to finance these commitments, and their satisfaction may require us to incur additional indebtedness, which could adversely affect our financial condition. Moreover, we may not be able to obtain additional indebtedness on favorable terms, or at all. Failure to comply with these commitments could constitute a material breach of the MFAs and may lead to a termination by McDonald’s of the MFAs. In addition, on January 25, 2017, McDonald’s Corporation agreed to provide growth support for the same period. We project that the impact of this support could result in an effective royalty rate of 5.3% in 2017, 5.7% in 2018 and 5.9% in 2019.

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

During certain periods of 2014, 2015 and 2016, we were not in compliance with certain quarterly financial ratios specified in the MFA. We obtained a limited waiver from McDonald’s Corporation through and including June 30, 2016. During the waiver period we were not required to maintain these quarterly financial ratios. We have been in compliance with these quarterly ratios since the expiration of the waiver. However, if we are unable to comply with our original commitments under the MFA or to obtain a waiver for any non-compliance in the future, we could be in material breach. If we breach the MFA, McDonald’s will have certain rights, including the ability to acquire all or portions of our business. See “Item 10. Additional Information—C. Material Contracts—The MFAs.”

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

Our business has grown significantly since the Acquisition, largely due to the opening of new restaurants in existing and new markets within the Territories, and also from an increase in comparable store sales. Our total number of restaurant locations has increased from 1,569 at the date of the Acquisition to 2,156 as of December 31, 2016. However, during 2014, 2015 and 2016, our rate of restaurant openings slowed. This was mainly due to a shift in capital allocation strategy to increase our focus on existing restaurants over continued expansion.

Our growth is, to a certain extent, dependent on new restaurant openings and therefore may not be constant from period to period; it may accelerate or decelerate in response to certain factors. There are many obstacles to opening new restaurants, including determining the availability of desirable locations, securing reliable suppliers, hiring and training new personnel and negotiating acceptable lease terms, and, in times of adverse economic conditions, franchisees may be more reluctant to provide the investment required to open new restaurants. In addition, our growth in comparable store sales is dependent on continued economic growth in the countries in which we operate as well as our ability to continue to predict and satisfy changing consumer preferences.

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

Our 16 largest suppliers account for approximately 55.0% of our purchases. Very few of our suppliers have entered into written contracts with us as we only have oral agreements with a vast majority of them. Our supplier approval process is thorough and lengthy in order to ensure compliance with McDonald’s high quality standards. We therefore tend to develop strong relationships with approved suppliers and, given our importance to them, have found that oral agreements with them are generally sufficient to ensure a reliable supply of quality products. While we source our supplies from many approved suppliers in Latin America and the Caribbean, thereby reducing our dependence on any one supplier, the informal nature of the majority of our relationships with suppliers means that we may not be assured of long-term or reliable supplies of products from those suppliers.

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

As of December 31, 2016, 28.0% of our restaurants were franchised. Under our franchise agreements, we receive monthly payments which are, in most cases, the greater of a fixed rent or a certain percentage of the franchisee’s gross sales. Franchisees are independent operators with whom we have franchise agreements. We typically own or lease the real estate upon which franchisees’ restaurants are located and franchisees are required to follow our operating manual that specifies items such as menu choices, permitted advertising, equipment, food handling procedures, product quality and approved suppliers. Our operating results depend to a certain extent on the restaurant profitability and financial viability of our franchisees. The concurrent failure by a significant number of franchisees to meet their financial obligations to us could jeopardize our ability to meet our obligations.

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

We are dependent on franchisees to maintain McDonald’s quality, service and cleanliness standards, and their failure to do so could materially affect the McDonald’s brand and harm our future growth. Although we exercise significant influence over franchisees through the franchise agreements, franchisees have some flexibility in their operations, including the ability to set prices for our products in their restaurants, hire employees and select certain service providers. In addition, it is possible that some franchisees may not operate their restaurants in accordance with our quality, service, cleanliness, health or product standards. Although we take corrective measures if franchisees fail to maintain McDonald’s quality, service and cleanliness standards, we may not be able to identify and rectify problems with sufficient speed and, as a result, our image and operating results may be negatively affected.

Ownership and leasing of a broad portfolio of real estate exposes us to potential losses and liabilities.

As of December 31, 2016, we owned the land for 496 of our 2,156 restaurants and the buildings for all but 11 of our restaurants. The value of these assets could decrease or rental costs could increase due to changes in local demographics, the investment climate and increases in taxes.

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

As of December 31, 2016, we had $610.2 million in total outstanding indebtedness, consisting of $579.7 million in long-term debt and $30.5 million related to the fair market value of our outstanding derivative instruments. The agreements governing our outstanding indebtedness contain covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For instance, we are subject to negative covenants that restrict some of our activities, including restrictions on:

•	creating liens;

•	paying dividends;

•	maintaining certain leverage ratios;

•	entering into sale and lease-back transactions; and

•	consolidating, merging or transferring assets.

During certain periods of 2014, we were not in compliance with certain quarterly financial ratios specified in our revolving credit facility with Bank of America, N.A. We were able to successfully negotiate an amendment to the credit facility to increase these financial ratios, and we are currently in compliance with the revised ratios. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Net Cash (used in) Financing Activities—Revolving Credit Facilities”.

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

We have a strong management team with broad experience in human resources, product development, supply chain management, operations, finance, marketing, real estate development and training. Our growth plans place substantial demands on our management team, and future growth could increase those demands. In addition, pursuant to the MFAs, McDonald’s is entitled to approve the appointment of our chief executive officer and chief operating officer. Our ability to manage future growth will depend on the adequacy of our resources and our ability to continue to identify, attract and retain qualified personnel. Failure to do so could have a material adverse effect on our business, financial condition and results of operations.

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

Due to Mr. Staton’s unique experience and leadership capabilities, it would be difficult to find a suitable successor for him if he were to cease serving as Executive Chairman for any reason. In the event of Mr. Staton’s death or permanent incapacity, pursuant to the MFA, McDonald’s has the right to acquire all of our non-public shares during the twelve-month period beginning on the eighteen-month anniversary of his death or incapacity.

In addition, in the event that we need to appoint a new CEO, pursuant to the MFA, we must submit to McDonald’s the name of such proposed successor for McDonald’s approval. If we and McDonald’s have not agreed upon a successor CEO after six months, McDonald’s may designate a temporary CEO in its sole discretion pending our submission of information relating to a further candidate and McDonald’s approval of that candidate. A delay in finding a suitable successor CEO could adversely affect our business, results of operations, financial condition and prospects.

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

As of December 31, 2016, we had 82,040 employees in our company-operated restaurants and staff. Controlling labor costs is critical to our results of operations, and we closely monitor those costs. Some of our employees are paid minimum wages; any increases in minimum wages or changes to labor regulations in the Territories could increase our labor costs. For example, during 2016, Venezuela implemented four increases in the minimum wage, a 20% increase in March, a 30% increase in May, a 50% increase in September and a 20% increase in November, resulting in a new minimum wage of Bs.$40,638.15 as of December 2016. In Argentina, a law enacted in November 2010 requires companies to pay overtime to all employees (except directors and managers). In addition, certain proposed bills have attempted to implement additional payments for weekends and mandatory employee profit-sharing, but none of those have been enacted by Congress. These or similar regulations, if adopted, may have an adverse impact on our results of operations. Competition for employees could also cause us to pay higher wages.

Some of our employees are represented by unions and are working under agreements that are subject to annual salary negotiations. We cannot guarantee the results of any such collective bargaining negotiations or whether any such negotiations will result in a work stoppage. In addition, employees may strike for reasons unrelated to our union arrangements. Any future work stoppage could, depending on the affected operations and the length of the work stoppage, have a material adverse effect on our financial position, results of operations or cash flows.

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

Non-compliance with anti-terrorism and anti-corruption regulations could harm our reputation and have an adverse effect on our business, results of operations and financial condition.

A material breach under the MFAs would occur if we, or our subsidiaries that are a party to the MFAs, materially breached any of the representations or warranties or obligations under the MFAs (not cured within 30 days after receipt of notice thereof from McDonald’s) relating to or otherwise in connection with any aspect of the master franchise business, the franchised restaurants or any other matter in or affecting any one or more Territories, including by failing to comply with anti-terrorism or anti-corruption policies and procedures required by applicable law.

We maintain policies and procedures that require our employees to comply with anti-corruption laws, including the Foreign Corrupt Practices Act of 1977 (the “FCPA”), and our corporate standards of ethical conduct. However, we cannot ensure that these policies and procedures will always protect us from intentional, reckless or negligent acts committed by our employees or agents. If we are not in compliance with the FCPA and other applicable anti-corruption laws, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition, and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S. or other governmental authorities could adversely impact our reputation, cause us to lose or become disqualified from bids, and lead to other adverse impacts on our business, financial condition and results of operations.

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

Our insurance may not be sufficient to cover certain losses.

We face the risk of loss or damage to our properties, machinery and inventories due to fire, theft and natural disasters such as earthquakes and floods. While our insurance policies cover some losses in respect of damage or loss of our properties, machinery and inventories, our insurance may not be sufficient to cover all such potential losses. In the event that such loss exceeds our insurance coverage or is not covered by our insurance policies, we will be liable for the excess in losses. In addition, even if such losses are fully covered by our insurance policies, such fire, theft or natural disaster may cause disruptions or cessations in its operations and adversely affect our financial condition and results of operations.

Certain Factors Relating to Our Industry

The food services industry is intensely competitive and we may not be able to continue to compete successfully.

Although competitive conditions in the QSR industry vary in each of the countries in which we conduct our operations, we compete with many well-established restaurant companies on price, brand image, quality, sales promotions, new product development and restaurant locations. Since the restaurant industry has few barriers to entry, our competitors are diverse and range from national and international restaurant chains to individual, local restaurant operators. Our largest competitors include Burger King, Yum! Brands (which operates KFC restaurants and Pizza Hut and Pizza Hut Express restaurants), Carl’s Junior and Subway. In Brazil, we also compete with Habib’s, a Brazilian QSR chain that focuses on Middle Eastern food, and Bob’s, a primarily Brazilian QSR chain that focuses on hamburger product offerings. We also face strong competition from street vendors of limited product offerings, including hamburgers, hot dogs, pizzas and other local food items. We expect competition to increase as our competitors continue to expand their operations, introduce new products and market their brands.

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

Food and paper costs represented 36.1% of our total sales by company-operated restaurants in 2016, and we import approximately 28.5% of our food and paper raw materials. We rely on, among other commodities, beef, chicken, produce, dairy mixes, beverages and toppings. The cost of food and supplies depends on several factors, including global supply and demand, new product offerings, weather conditions, fluctuations in energy costs and tax incentives, all of which makes us susceptible to substantial price and currency fluctuations and other increased operating costs. Our hedging strategies on the imported portion of our food and paper raw materials may not be successful in fully offsetting cost increases due to currency fluctuations. Furthermore, due to the competitive nature of the restaurant industry, we may be unable to pass increased operating costs on to our customers, which could have an adverse effect on our results of operations.

Demand for our products may decrease due to changes in consumer preferences or other factors.

Our competitive position depends on our continued ability to offer items that have a strong appeal to consumers. If consumer dining preferences change due to shifts in consumer demographics, dietary inclinations, trends in food sourcing or food preparation and our consumers begin to seek out alternative restaurant options, our financial results might be adversely affected. In addition, negative publicity surrounding our products could also materially affect our business and results of operations.

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

In addition, incidents of health pandemics, food-borne illnesses or food tampering could reduce sales in our restaurants. Widespread illnesses such as avian influenza, the H1N1 influenza virus, e-coli, bovine spongiform encephalopathy (or “mad cow” disease), hepatitis A or salmonella could cause customers to avoid meat or fish products. For example, the H1N1 influenza virus outbreak in Argentina and Mexico in 2009 significantly impacted our sales in those countries. Furthermore, our reliance on third-party food suppliers and distributors increases the risk of food-borne illness incidents being caused by third-party food suppliers and distributors who operate outside of our control and/or multiple locations being affected rather than a single restaurant. For example, we cannot predict whether the recent scandal relating to beef, chicken and pork production in Brazil will have any impact on our results of operations. In addition, recent events in our region related to the Dengue and Zika viruses have resulted in heightened health concerns in the region, which could reduce the visits to our restaurants if these cases are not controlled. The latest reports of the Panamerican Health Association related to Processed and Ultra Processed Foods put our products on the list of their recommendations to avoid the consumption of or to apply additional taxes or restrictions to media ads.

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

A significant portion of our business depends on our ability to make our product offerings appealing to families with children. Argentina, Brazil, Chile, Colombia, Mexico, Peru and Uruguay are considering imposing, or have already imposed, restrictions on the ways in which we market our products, including proposals restricting our ability to advertise directly to children through the use of toys and to sell toys in conjunction with food.

In June 2012, Chile passed a law banning the inclusion of toys in children’s meals with certain nutritional characteristics. This law came into effect on June 26, 2016. The ban in Chile also restricts advertisements to children under the age of 14. Initially, we were able to continue offering toys with children’s meals without changing the contents of the children’s meals, according to the preliminary interpretation of the legislation. However, due to more recent interpretations, we were required to modify the contents of some of our products and stop selling cheeseburgers in children’s meals. We were subject to several audits by the Chilean authorities. We are in the process of evaluating alternatives for this menu, as we believe that the restrictions will become more burdensome in the near future. In addition, Chilean Law Nº 20,869, which also came into effect on June 26, 2016, restricts advertisements on television and in movie theaters between 6:00 a.m. and 10:00 p.m., and affects food products that exceed certain standards of nutritional quality set by the Chilean authorities. We currently do not expect that the law will have a material impact on our consolidated results.

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

In Brazil, the Federal Prosecutor’s Office filed suit in 2009 seeking to enjoin various QSRs, including us, from including toys in our children’s meals. The Lower Federal Court in São Paulo ruled that the lawsuit was without merit. The Prosecutor’s Office filed an appeal against this decision, which will be adjudicated by the Regional Federal Court in São Paulo. As of the date of this annual report, this appeal is still pending and the outcome remains uncertain. In addition, the number of proposed laws seeking to restrict the sale of toys with meals increased significantly in Brazil at the federal, state and municipal levels. In April 2013, a consumer protection agency in Brazil fined us $1.6 million for a 2010 advertising campaign relating to our offering of meals with toys from the motion picture Avatar. We filed a lawsuit seeking to annul the fine. The lower court ruled there was no basis for the penalty and the consumer protection agency appealed this decision. The Appellate Court in São Paulo upheld the decision and the consumer protection agency filed a special appeal against this decision, which was also rejected. The consumer protection agency subsequently filed an interlocutory appeal. We presented counter-arguments and a decision on this interlocutory appeal is still pending. Although similar fines relating to our current and previous advertising campaigns involving the sale of toys may be possible in the future, as of the date of this annual report, we are unaware of any other such fines.

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

We engage in business activities throughout Latin America and the Caribbean. In 2016, 73.9% of our revenues were derived from Brazil, Argentina, Mexico and Puerto Rico. As a result, our business is and will continue to be subject to the risks generally associated with international business operations, including:

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

The success of our business is dependent on discretionary consumer spending, which is influenced by general economic conditions, consumer confidence and the availability of discretionary income in the countries in which we operate. Latin American countries have historically experienced uneven periods of economic growth, recessions, periods of high inflation and economic instability. Currently, the economic growth rates of the economies of many Latin American countries have slowed and some have entered recessions. Any prolonged economic downturn could result in a decline in discretionary consumer spending. This may reduce the number of consumers who are willing and able to dine in our restaurants, or consumers may make more value-driven and price-sensitive purchasing choices, eschewing our core menu items for our entry-level food options. We may also be unable to sufficiently increase prices of our menu items to offset cost pressures, which may negatively affect our financial condition.

In addition, a prolonged economic downturn may lead to higher interest rates, significant changes in the rate of inflation or an inability to access capital on acceptable terms. Our suppliers and service providers could experience cash flow problems, credit defaults or other financial hardships. If our franchisees cannot adequately access the financial resources required to open new restaurants, this could have a material effect on our growth strategy.

Many of our customers depend on remittances from family members living overseas. Laws, regulations or events that limit such remittances or any changes to United States immigration policy may adversely affect our financial condition and results of operations.

Many of the jurisdictions in which we operate depend on remittances as a source of revenue. Many of our customers rely on remittances from family members living overseas as a primary or secondary source of income. Any law, regulation or event that restricts, taxes or prevents those remittances may adversely affect demand for our products and our customers’ ability to repay their consumer loans, which in turn may adversely affect our financial condition and results of operations. In particular, President Trump’s administration has recently mentioned the possibility of taxing remittances to Mexico. We cannot assure you that the Trump administration will not implement similar taxing of remittances to the countries in which we operate. The implementation of any such measure may have a material adverse effect on our financial condition and results of operations.

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

We are exposed to exchange rate risk in relation to the United States dollar. While substantially all of our income is denominated in the local currencies of the countries in which we operate, our supply chain management involves the importation of various products, and some of our imports, as well as some of our capital expenditures and a significant portion of our long-term debt, are denominated in U.S. dollars. As a result, the decrease in the value of the local currencies of the countries in which we operate as compared to the U.S. dollar has increased our costs, and any further decrease in the value of such currencies will further increase our costs. Although we maintain a hedging strategy to attempt to mitigate some of our exchange rate risk, our hedging strategy may not be successful or may not fully offset our losses relating to exchange rate fluctuations.

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

For example, in September 2014, Argentina passed: (i) Law No. 26,991, the “Regulation on Production and Consumption Relationships Act,” which reformed a 1974 Act (Law on Supply of Goods and Services); and (ii) Law No. 26,992, the “Creation of the Observatory of Prices and Availability of Inputs, Goods and Services Act.”

The Regulation on Production and Consumption Relationships Act empowers the Secretary of Commerce to, among other things: (i) establish profit margins and set price levels (setting maximum, minimum and benchmark prices); (ii) issue regulations on commerce, intermediation, distribution or production of goods and services; (iii) impose the continuance of production, industrialization, commercialization, transport, distribution or rendering of services or impose the production of goods; (iv) set subsidies; (v) request any kind of documentation and correspondence related to commercial activities or the management of the businesses and impose the publication of prices and availability of goods and services and seize such documentation for up to 30 working days; (vi) impose registration and recordkeeping requirements; and (vii) impose licensing regimes for commercial activities. In addition, the Secretary of Commerce is entitled to impose certain penalties for failure to comply with the Regulation on Production and Consumption Relationships Act, including fines, temporary closure of businesses, seizure of goods and products and loss of fiscal benefits.

The Creation of the Observatory of Prices and Availability of Inputs, Goods and Services Act created a technical agency under the Secretary of Commerce (the Observatory of Prices and Availability of Inputs, Goods and Services) to control and systematize prices and availability of inputs, goods and services produced, traded or rendered in Argentina. Currently, this agency has not had an adverse impact on us, but we cannot assure you that it will not impact our business and results of operations in the future.

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

In 2016, our subsidiaries in Argentina represented 18.3% of our total revenues. The devaluation of the Argentine peso at the end of 2015 has led to higher inflation levels, has significantly reduced real wages and has had a negative impact on businesses whose success is dependent on domestic market demand and supplies payable in foreign currency. In addition, since 2001, and until President Mauricio Macri assumed office, Argentina tightened restrictions on capital flows and imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments outside of Argentina. Furthermore, during the last few years, the Central Bank of Argentina had exercised a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of inter-company loans as well as the import of goods. Since assuming office on December 10, 2015, the Macri administration undertook significant economic and policy reforms, including certain reforms to the existing foreign exchange regulations that eased access to the local foreign exchange market.

Notwithstanding the measures recently adopted by the Macri administration, the Central Bank of Argentina and the federal government in the future may impose new, more severe exchange controls and restrictions on transfers abroad, or may tighten existing controls to prevent capital flight, counter a significant depreciation of the Argentine peso or address other unforeseen circumstances. Exchange control restrictions may impact our ability to transfer funds outside of Argentina and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina. As a result, if we are further prohibited from transferring funds out of Argentina, or if we become subject to similar restrictions in other countries in which we operate, our results of operations and financial condition could be materially adversely affected. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls.”

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

Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association, we are authorized to issue up to 420,000,000 class A shares, of which 130,711,224 class A shares were outstanding as of December 31, 2016. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our class A shares.

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

Any final and conclusive monetary judgment obtained against us in U.S. courts, for a definite sum, may be treated by the courts of the British Virgin Islands as a cause of action in itself so that no retrial of the issue would be necessary, provided that in respect of the U.S. judgment:

•	the U.S. court issuing the judgment had jurisdiction in the matter and we either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

•	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of ours;

•	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

•	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

•	the proceedings pursuant to which judgment was obtained were not contrary to public policy.

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

The Axionlog Split-off

We used to own and operate some of the distribution centers in the Territories, which operations and related properties we refer to as Axionlog (formerly known as Axis). Axionlog operated in Argentina, Chile, Mexico and Venezuela, and its main third-party customers were Sodexho, Eurest, Sadia, WalMart, Carrefour, Subway and Dairy Queen. We effected a split-off of Axionlog to our existing shareholders in March 2011. For additional information about the split-off of Axionlog, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Axionlog Split-off.”

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

Under the 2017-2019 restaurant opening and reinvestment plan, we are required to open 180 restaurants and to reinvest $292 million in existing restaurants from 2017 through 2019. Total capital expenditures for 2017 to 2019 are expected to be approximately $500 million.

As a result of our previous reinvestment and reopening plans, property and equipment expenditures were $92.3 million, $91.0 million and $169.8 million in 2016, 2015 and 2014, respectively. In 2016, we opened 33 restaurants, reimaged 81 existing restaurants and opened one McCafé location and 140 Dessert Centers (see “—B. Business Overview—Our Operations—McCafé Locations and Dessert Centers”). In 2015, we opened 36 restaurants, reimaged 53 existing restaurants and opened two McCafé locations and 153 Dessert Centers (see “—B. Business Overview—Our Operations—McCafé Locations and Dessert Centers”). In 2014, we opened 82 restaurants, reimaged 46 existing restaurants and opened nine McCafé locations and 273 Dessert Centers (see “—B. Business Overview—Our Operations—McCafé Locations and Dessert Centers”). In 2016, 2015 and 2014, we closed 18, 16 and 23 restaurants, respectively.

In addition, outflows related to purchases of restaurant businesses paid at acquisition date totaled $nil million, $1.1 million and $0.8 million in 2016, 2015 and 2014, respectively.

Proceeds from the sale of property and equipment and sales of restaurant businesses, including related advances, totaled $113.5 million, $23.6 million and $5.2 million in 2016, 2015 and 2014, respectively.

Capital expenditures for 2017 are expected to be between $150 million and $180 million (including development and non-development capital expenditures), considering between 45 and 50 gross restaurant openings.

In March 2015, we announced a plan to monetize certain real estate assets in our portfolio that are either non-core (such as office buildings, excess properties and other facilities) or operating assets where the value significantly exceeds the operating potential of the asset. The MFAs define certain of our properties as “restricted” and our ability to transfer these properties is subject to McDonald’s prior written consent. We have many long-standing assets across our region that have appreciated due to the significant development around those properties. As of the date of this Annual Report on Form 20-F, we have closed redevelopment deals involving less than a dozen properties. Based on existing deals, we expect the cumulative redevelopment proceeds, since inception, to total approximately $150 million by the end of 2017. The main goal of the redevelopment initiative was to reduce debt levels. We have decided not to pursue additional redevelopment deals at this time, as the stated debt reduction targets have been achieved.

B.	Business Overview

Overview

We are the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, according to McDonald’s, representing 4.5% of McDonald’s global sales in 2016. We have the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to collectively as the Territories. As of December 31, 2016, we operated or franchised 2,156 McDonald’s-branded restaurants, which represented 6.9% of McDonald’s total franchised restaurants worldwide. In 2016 and 2015, we accrued $142.8 million and $149.1 million, respectively, in royalties to McDonald’s (not including royalties accrued on behalf of our franchisees).

We operate in the QSR sub-segment of the fast food segment of the Latin American and Caribbean food service industry. In Latin America and the Caribbean, the fast food segment has benefited from the region’s increasing modernization, as people in more densely populated areas adopt lifestyles that increasingly seek convenience, speed and value.

We commenced operations on August 3, 2007, as a result of the Acquisition. We operate McDonald’s-branded restaurants under two different operating formats, Company-operated restaurants and franchised restaurants. As of December 31, 2016, of our 2,156 McDonald’s-branded restaurants in the Territories, 1,553 (or 72.0%) were Company-operated restaurants and 603 (or 28.0%) were franchised restaurants. We generate revenues primarily from two sources: sales by Company-operated restaurants and revenues from franchised restaurants. Revenues from franchised restaurants primarily consist of rental income, which is generally based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. We own the land for 496 of our restaurants (totaling approximately 1.1 million square meters) and the buildings for all but 11 of our restaurants.

Our business has grown significantly since the Acquisition: we have increased our presence in existing and new markets in the Territories by opening a net total of 588 restaurants (744 total restaurants opened, including 510 Company-operated and 234 franchised, while 156 closed), 172 McCafé locations and 1,658 Dessert Centers (see “—Our Operations—McCafé Locations and Dessert Centers”).

We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela; NOLAD, consisting of Costa Rica, Mexico and Panama; and SLAD, consisting of Argentina, Chile, Ecuador, Peru and Uruguay.

As of December 31, 2016, 41.8% of our restaurants were located in Brazil, 17.8% in SLAD, 24.0% in NOLAD and 16.4% in the Caribbean division. We believe our diversified market presence reduces our dependence on any one market and helps stabilize the impact of individual countries’ economic cycles on our revenues. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Segment Presentation” for a description of changes we have made in the structure of our geographical divisions effective January 1, 2013.

The following table presents a breakdown of total revenues by division:

	As of and for the Years Ended December 31,
	2016	2015	2014	2013	2012(1)
	(in thousands of U.S. dollars)
Total Revenues
Brazil	$1,333,237	$1,361,989	$1,816,046	$1,842,324	$1,797,556
Caribbean division(2)	409,671	398,144	594,220	830,447	754,730
NOLAD	363,965	367,364	385,114	407,772	384,041
SLAD	821,757	925,243	855,685	952,767	861,067
Total	2,928,630	3,052,740	3,651,065	4,033,310	3,797,394

____________________

(1)	Segment information as of and for the year ended December 31, 2012 has been restated based on the segment structure prevailing as of and from January 1, 2013. See “Presentation of Financial and Other Information—Operating Data.”

(2)	Currency devaluations in Venezuela have had a significant effect on our income statements and have impacted the comparability of our income statements in 2016 and 2015 as compared to 2014, 2013 and 2012. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Foreign Currency Translation—Venezuela.”

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

____________________

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

Restaurant Categories

We classify our restaurants into one of four categories: (i) freestanding, (ii) food court, (iii) in-store and (iv) mall stores. Freestanding restaurants are the largest type of restaurant, have ample indoor seating and include a drive-thru area and parking lot. Food court restaurants are located in malls and consist primarily of a front counter and kitchen and do not have their own seating area. In-store restaurants are part of a larger building, but they do not have a drive-thru area or a parking lot. Mall stores are located in malls like food court restaurants, but have their own seating areas. As of December 31, 2016, 1,015 (or 47.1%) of our restaurants were freestanding, 507 (or 23.6%) were food courts, 295 (or 13.7%) were in-stores and 337 (or 15.6%) were mall stores. These percentages vary by country, and may shift as opportunities in malls and more densely populated areas become available in some of the Territories.

Below are examples of each of our restaurant categories:

____________________

Source: Arcos Dorados

Returns on investment in each type of restaurant vary significantly due to the different capital expenditures required and their different sales potential; mall stores generally provide the highest return on investment while freestanding restaurants generally provide the lowest. Moreover, returns vary significantly on a country-by-country basis.

Reimaging

An important component of our development plan is the reimaging of existing restaurants. As of December 31, 2016, we had completed the reimaging of 672 of the 1,569 restaurants we purchased in the Acquisition, an increase of 81 restaurants as compared to December 31, 2015. Our restaurants that have undergone reimaging during the past three years have experienced an additional increase in sales per restaurant over the comparable sales growth experienced by restaurants which have not been reimaged in the same period. Both we and McDonald’s are committed to maintaining an image for our restaurants that creates a contemporary dining experience. Over the last few years, we have invested substantially in the reimaging of our restaurants, and we, pursuant to the MFAs, have committed to a significant reimaging plan. See “Item 10. Additional Information—C. Material Contracts.”

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

____________________

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

McCafé locations have been a key factor in adding value to our customers’ experience and represented 9.5% of the total transactions and 6.6% of total sales of the restaurants in which they were located in 2016. As of December 31, 2016, there were 316 McCafé locations in the Territories, of which 15.2% were operated by franchisees. Argentina and Brazil, with 87 and 91 locations, respectively, have the greatest number of McCafé locations. The first McCafé in Latin America was opened in Argentina in 1999. Pursuant to the MFAs, we have the right to add McCafé locations to the premises of our restaurants.

Below are images of the interior of two of our McCafé locations:

____________________

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

Dessert Centers represented 30.0% of our transactions and 10.5% of our total sales in 2016. As of December 31, 2016, there were 2,745 Dessert Centers in the Territories. Dessert Centers are highly successful in Brazil, where we have 1,497 locations. The first Dessert Center was created in Brazil in 1979.

The following maps set forth our McCafé locations and Dessert Centers in each of the Territories as of December 31, 2016:

____________________

Source: Arcos Dorados

The McDonald’s Brand

Interbrand, a brand consulting firm, ranked McDonald’s twelfth among the top twenty global brands in 2016. In addition, we believe that in Latin America and the Caribbean, the McDonald’s brand benefits from an aspirational cachet as a “destination” restaurant with a reputation for safe, fresh and good-tasting food in an attractive setting. McDonald’s strong brand equity stems from the dedicated execution of its brand promise and its ability to associate with the local community where it operates. McDonald’s sets the standard in the restaurant industry worldwide for brand stewardship and marketing leadership.

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

Our menus feature three tiers of products: (i) affordable entry-level options, such as our Combo del Día (Combo of the Day), Almuerzos Imperdibles (Unmissable Lunches) and Almuerzos Colombianos (Colombian Lunches) in Colombia, (ii) core menu options, such as the Big Mac, Happy Meal and Quarter Pounder, and (iii) premium options, such as Big Tasty or Signature Line hamburgers and chicken sandwiches and low-calorie or low-sodium products that are marketed through common platforms rather than as individual items. These platforms can be based on the type of products, such as beef, chicken, salads or desserts, or on the type of customer targeted, such as the children’s menu. We have offered a new menu with fewer calories and less sugar and sodium in the majority of our Territories since 2011. Since 2013, we have offered dairy products, fresh fruits or vegetables with our Happy Meals in all of the Territories except Venezuela.

Our core menu is the most important element of our menu strategy and includes well-recognized food choices that have global customer acceptance and are what customers repeatedly order at McDonald’s-branded restaurants worldwide. During 2016, we have made extensions of our core products, such as Grand Big Mac and Big Cheddar McMelt in Brazil and cheddar and bacon fries in Argentina.

Product Development

We have been very innovative in our product development in Latin America and the Caribbean. In key countries, our understanding of the local market has enabled us to successfully introduce new items to appeal to local tastes and to provide our customers with additional food options. Our chicken-based offerings include bone-in chicken in markets such as Colombia, Peru, Panama and Costa Rica. We also offer Signature Line hamburgers with innovative flavors and premium offerings, such as Club House, Mushroom Dijon and Crispy Barbecue Onion. Also, we carefully monitor the sales of our products and are able to quickly modify them if necessary. For instance, although we always offer the McFlurry dessert product, we include in this product platform a promotional topping that is offered for a limited period of time, followed by a new promotional topping to maintain the sales momentum (for example, Ovomaltine, Toblerone, Milka and Kit Kat).

In 2011, we began the rollout of Made For You, or MFY, a new kitchen operating platform that we believe will allow us to improve the quality and freshness of our products, provide faster service and diversify our offerings. MFY’s implementation is funded by cutting waste and productivity gains. As of December 31, 2013, we had implemented MFY in almost all of our Company-operated restaurants in Argentina, Aruba, Brazil, Curaçao, French Guiana, Mexico, Puerto Rico, Trinidad and Tobago, and the U.S. Virgin Islands. During 2014, we implemented MFY in Costa Rica, Panama, seven restaurants in Uruguay and 23 of our new restaurants in Colombia. During 2015, we completed MFY in Martinique, four restaurants in Guadalupe and 32 additional restaurants in Colombia. We plan to complete implementation of MFY in the French West Indies during 2017.

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

Our advertisement and promotion activities are guided by our overall marketing plan, which identifies the key strategic platforms that we aim to leverage to drive sales. The advertisement and promotion program is formulated based on the amount of advertisement and promotion support needed for each strategic platform for the year. Our key strategic platforms include menu relevance, by introducing premium products and extending core product lines, convenience and strengthening the kids and family experience. In terms of pricing, we understand that our customers seek great-tasting food at affordable prices and that their perception of value while at the restaurant is a significant factor in determining overall satisfaction and frequency of visits. For example, in 2016, in Colombia, we modified our platforms for Almuerzos Colombianos, which were created locally, to further address value expectations in our restaurants. We continue leveraging these platforms to increase penetration and grow market share.

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

The following map sets forth the number of our restaurants in each of our operating divisions as of December 31, 2016:

____________________

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

Set forth below is a summary of our restaurant portfolio as of December 31, 2016. Due to the reorganization of our segments effective January 1, 2013, the segment information below is not directly comparable to the segment information presented in our annual report on Form 20-F for years prior to 2013. See “Presentation of Financial and Other Information—Operating Data.”

	Ownership					Store Type(1)						Real Property(2)
Portfolio by Division	Company- Operated	Joint Venture	Franchised	Develop- mental License	Total	Freestanding	Food Court	In-Store	Mall Store	Dessert Centers	McCafé Locations	Owned	Leased
Brazil	584	—	318	—	902	391	280	88	143	1,497	91	108	794
Caribbean Division	266	—	86	1	353	234	25	40	54	284	36	128	224
NOLAD	365	—	142	10	517	272	138	53	53	626	50	163	344
SLAD	320	18	46	—	384	118	64	114	87	338	139	97	287
Total	1,535	18	592	11	2,156	1,015	507	295	337	2,745	316	496	1,649

____________________

(1)	Non-traditional satellite restaurants are not included in these figures.

(2)	Developmental licenses and mobile stores are not included in these figures.

Brazil

Brazil is our largest division in terms of restaurants, with 902 restaurants as of December 31, 2016 and $1,333.2 million in revenues in 2016, representing 41.8% and 45.5% of our total restaurants and revenues, respectively. Our operations in Brazil are based in Sao Paulo and McDonald’s has been present in Brazil since opening its first restaurant in Rio de Janeiro in 1979.

Caribbean Division

The Caribbean division includes eleven territories with 353 restaurants as of December 31, 2016 and $409.7 million in revenues in 2016, representing 16.4% and 14.0% of our total restaurants and revenues, respectively. Its primary market in terms of number of restaurants is Venezuela, representing 37.7% of the Caribbean division’s restaurants. Venezuela is our fourth-largest market in terms of restaurants. McDonald’s has been present in Venezuela since opening its first restaurant in Caracas in 1985. In terms of revenues, however, our primary market in this region is Puerto Rico, accounting for 33.5% of the Caribbean division’s revenues.

NOLAD

NOLAD includes three countries with 517 restaurants as of December 31, 2016 and $364.0 million in revenues in 2016, representing 24.0% and 12.4% of our total restaurants and revenues, respectively. Its primary market is Mexico, where the division’s management is based. McDonald’s has been present in Mexico since opening its first restaurant in Mexico City in 1985. Mexico represents 75.8% of NOLAD’s restaurants and 42.9% of NOLAD’s revenues, and Mexico is our second-largest market in terms of restaurants.

Our operations in Mexico differ from those in our other Territories (with the exception of Venezuela) in that the percentage of franchised restaurants is significantly higher than our systemwide average because some of McDonald’s previous joint venture partners were converted into franchisees immediately prior to the Acquisition. Since the Acquisition, we have been adjusting our business model in Mexico as several factors had significantly eroded that market’s profitability and, as a result, we have acquired 106 franchised restaurants. As of December 31, 2016, 32.9% of our restaurants in Mexico were franchised, while 28.0% of our restaurants overall were franchised.

SLAD

SLAD includes five countries with 384 restaurants as of December 31, 2016 and $821.8 million in revenues in 2016, representing 17.8% and 28.1% of our total restaurants and revenues, respectively. Its primary market is Argentina, where the division’s management is based. McDonald’s has been present in Argentina since opening its first restaurant in Buenos Aires in 1986. As of December 31, 2016, Argentina represented 58.6% of SLAD’s restaurants and 65.3% of SLAD’s revenues in 2016. Argentina is our third-largest market in terms of restaurants.

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

Since the process to become an approved supplier is lengthy, expensive and requires proof of compliance with McDonald’s high quality standards, we have found that oral agreements with our approved suppliers generally are sufficient to ensure a reliable supply of quality food products, and we have developed long-term relationships with many of our suppliers. In addition, we enter into written agreements with most of our suppliers regarding the cost of such goods, which can be based on pricing protocols, formula costing, benchmarking or open bidding, as appropriate. Our 16 largest suppliers account for approximately 55.0% of our supplies, and no single supplier or group of related suppliers account for more than 7.0% of our total food and paper costs. Among our main suppliers are McCain Foods Limited, HAVI Group L.P., JBS S.A., Reyes Holdings L.L.C., BRF S.A., The Coca-Cola Company, Campo del Tesoro S.A., Polenghi Industrias Alimenticias Ltda., Bimbo S.A. and Arytza S.A.

Our integrated supply chain management optimizes value as we work with suppliers to develop pricing protocols, inventory, planning and product quality. As of December 31, 2016, approximately 28.5% of the food and paper products used in our restaurants were imported, primarily from countries within Latin America, while the remaining amount were locally sourced. This percentage varies among the Territories; for example, 35.0% of the products consumed in Mexico are imported, while 17.0% and 48.0% of the products consumed in Brazil and Colombia, respectively, are imported. This includes the toys distributed in our restaurants, which are imported from China. Certain supplies, such as beef, must often be locally sourced due to restrictions on their importation. Combined with the MFAs’ requirement to purchase certain core supplies from approved suppliers, although we maintain contingency plans to back up restaurant supplies, we may not be able to quickly find alternate or additional supplies in the event a supplier is unable to meet our orders. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—We depend on oral agreements with third-party suppliers and distributors for the provision of products that are necessary for our operations.” The suppliers send all of their products to distribution centers that are in charge of transportation, warehousing, financial administration, demand and inventory planning and customer service. The distribution centers interact directly with our Company-operated and franchised restaurants.

Until March 16, 2011, we owned and operated some of the distribution centers in the Territories, which operations and related properties we refer to as Axionlog (formerly known as Axis). See “—A. History and Development of the Company—Important Events—The Axionlog Split-off.” In 2011, we entered into a master commercial agreement with Axionlog on arm’s-length terms pursuant to which Axionlog provides us with distribution inventory, storage (dry, frozen and chilled) and transportation services in Argentina, Chile, Colombia, Mexico, Uruguay, Peru and Venezuela. For additional information about our transactions with Axionlog, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Axionlog Split-off.”

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

For example, in September 2014, Argentina passed: (i) Law No. 26,991, the “Regulation on Production and Consumption Relationships Act,” which reformed a 1974 Act (Law on Supply of Goods and Services); and (ii) Law No. 26,992, the “Creation of the Observatory of Prices and Availability of Inputs, Goods and Services Act.”

The Regulation on Production and Consumption Relationships Act empowers the Secretary of Commerce to, among other things: (i) establish profit margins and set price levels (setting maximum, minimum and benchmark prices); (ii) issue regulations on commerce, intermediation, distribution or production of goods and services; (iii) impose the continuance of production, industrialization, commercialization, transport, distribution or rendering of services or impose the production of goods; (iv) set subsidies; (v) request any kind of documentation and correspondence related to commercial activities or the management of the businesses and impose the publication of prices and availability of goods and services and seize such documentation for up to 30 working days; (vi) impose registration and recordkeeping requirements; and (vii) impose licensing regimes for commercial activities.

In order to enforce its provisions, the Secretary of Commerce is granted the power to impose penalties for non-compliance including, among others: (i) fines of AR$500 to AR$10,000,000 or up to three times the economic profit obtained by offenders (the amounts can double in case of second-time offenders); (ii) temporary shutting down of businesses for up to 90 days; (iii) seizure of goods and products and their sale to consumers in case of an administratively determined shortage of said goods and products; and (iv) loss of governmental or fiscal benefits. Under the Regulation on Production and Consumption Relationships Act, companies would be forced to pay any fine issued immediately and then litigate before the courts to have the penalty revoked and the money refunded. The Secretary of Commerce may waive the advance payment of the fine in cases in which, at its discretion, such payment may cause irreparable harm to the party challenging the fine.

The Creation of the Observatory of Prices and Availability of Inputs, Goods and Services Act created a technical agency under the Secretary of Commerce, the Observatory of Prices and Availability of Inputs, Goods and Services, to control and systematize prices and availability of inputs, goods and services produced, traded or rendered in Argentina.

We are also subject to the labor laws applicable in the countries in which we operate. The adoption of new or more stringent labor laws or regulations could result in a material liability to us. For example, during 2016, Venezuela implemented four increases in the minimum wage, a 20% increase in March, a 30% increase in May, a 50% increase in September and a 20% increase in November, resulting in a new minimum wage of Bs.$40,638.15 as of December 2016. Similarly, in 2015, the United States Virgin Islands Legislative Assembly approved a minimum wage increase, which is projected for the next three years, starting from $7.25 to $10.50, to be prorated in June 2016 to $8.35, in June 2017 to $9.50 and June 2018 to $10.50. In Argentina, a law enacted in November 2010 requires companies to pay overtime to all employees (except directors and managers). In addition, certain proposed bills have attempted to implement additional payments for weekends and mandatory employee profit-sharing, but none of those have been enacted by Congress. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—Labor shortages or increased labor costs could harm our results of operations.”

New interpretations or unexpected applications of existing labor laws or regulations may also affect our business practices or results of operations. In August 2012, the Labor Prosecutor’s Office of the State of Pernambuco (Ministério Público do Trabalho do Estado de Pernambuco) in Brazil filed a civil complaint against us in the Labor Court of Pernambuco (Justiça do Trabalho de Pernambuco) regarding alleged noncompliance with certain labor laws. Several of these cases have already been resolved successfully, either by a judicial decision or a cash settlement. The remaining retained cases are pending a final decision. In March and November 2015, the Labor Prosecutor’s Office requested documents in order to analyze our compliance with the labor laws and the settlement entered into with the State of Pernambuco, which we provided. All such information and documentation was reviewed by the Labor Prosecutor, who issued a preliminary report on December 1, 2016. On December 13, 2016, an administrative hearing was held at the Labor Prosecutor’s headquarters in São Paulo, in which the Labor Prosecutor emphasized the preliminary nature of the report and granted us the opportunity to submit information, explanations and documents relating to compliance with the settlement. On March 15, 2017, we submitted a petition and documents as evidence that we have complied with the settlement, and on March 17, 2017, we attended a meeting with the Labor Prosecutor to clarify our arguments. We delivered additional documents regarding our compliance with the settlement for the period ranging from December 2015 to April 2017 on April 20, 2017. An audit of the company’s compliance with the settlement for such period will take place between May 2 and May 5, 2017.

In August 2015, UGT (União Geral dos Trabalhadores), a labor Union, filed a complaint before the Federal Prosecutor’s Office claiming that we breached tax, labor, franchise and antitrust laws. The Prosecutor’s Office dismissed the complaint relating to labor law, as there is already an open investigation relating to the same complaint. The Prosecutor’s Office then ordered the investigation to be split between the tax and franchise and antitrust law accusations. On November 23, 2016, the Prosecutor’s Office dismissed the complaint concerning franchise and antitrust law accusations. As of the date of this annual report on Form 20-F, the dismissal of the complaint is pending ratification by the Superior Council.

See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Retained Lawsuits and Contingent Liabilities.”

In September 2014, Argentina enacted Law No. 26,993 (the “Prior Conciliation Service in Consumer Relations”). The Prior Conciliation Service in Consumer Relations is an administrative dispute resolution service within the Argentine Ministry of Production, by which consumers may freely submit their claims, with the purpose of reaching a settlement before a mediator within 30 days from the filing of the relevant claim. Consumers may only carry out proceedings before this administrative entity when the claims do not exceed a value equivalent to 55 times the minimum wage. Pursuant to Law No. 26,993, companies that are summoned to, but do not appear before, the Prior Conciliation Service in Consumer Relations may be subject to a fine equivalent to one minimum wage.

In addition, we may become subject to legislation or regulation seeking to regulate high-fat and/or high-sodium foods, particularly in Argentina, Brazil, Chile, Puerto Rico and Uruguay. Moreover, restrictions on advertising by food retailers and QSRs have been proposed or adopted in Argentina, Brazil, Chile, Colombia, Mexico, Peru and Uruguay, including proposals to restrict our ability to sell toys in conjunction with food. Certain jurisdictions in the United States are considering curtailing or have curtailed McDonald’s ability to sell children’s meals including free toys if these meals do not meet certain nutritional criteria. Similar restrictions, if imposed in the Latin American countries where we do business, may have a negative impact on our results of operations. We will comply with any laws or regulations that may be enacted, and we can provide no assurance of the effect that any possible future laws and regulations will have on our operating results. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Industry—Restrictions on promotions and advertisements directed at families with children and regulations regarding the nutritional content of children’s meals may harm McDonald’s brand image and our results of operations.”

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

Social Initiatives and Charitable Activities

The well-being of the communities where we operate is of considerable importance to us and we are engaged in a wide range of programs focused on positively impacting those communities. In addition to the current support we give to Ronald McDonald House Charities, we intend to expand our social reach in 2017 by strengthening our initiatives in the areas of Youth Employment and Sustainability.

We have made many positive strides with respect to our social responsibility initiatives in 2016, including publishing our first Regional Social Impact and Sustainability Report in order to better communicate the broader portfolio of social initiatives we are implementing.

The following paragraphs summarize some of our principal programs and contributions.

Youth Employment

Youth unemployment is one of the most critical issues facing countries in Latin America. Through our Youth Employment initiative, we promote social mobility by providing employment opportunities to young people in Latin America that help them develop valuable customer service and leadership skills that can be applied to a wide range of career paths in the future. We are implementing this initiative through strategic alliances and by leveraging our trajectory and experience in this field. We are also developing projects for labor participation that promote gender equality and include technical training and programs to support the employment of people with disabilities. For instance, we recently partnered with the Ministries of Labor of Mexico and Argentina to promote employment participation of certain minority groups.

Another initiative is Empleo con Apoyo, which aims to provide employment opportunities to youth with disabilities, encouraging the development of their skills and raise awareness with respect to the needs of individuals with disabilities. During 2016 more than 1,300 employees were part of this program.

In addition, in April 2012, we became one of the founders and partners of the New Employment Opportunities (NEO) Program developed by the Inter-American Development Bank and the International Youth Foundation, which promotes the employability of the region’s youth. As of December 2016, NEO has reached 147,152 youth in 12 countries within the region.

Additionally, we have continued to strengthen our partnerships with other organizations, such as Forge Foundation, Kuepa and the Global Fairness Initiative.

We are an important employer in Latin America for youth and employed more than 70,000 young people during 2016. With our expanded initiatives, we see tremendous potential to have a positive social impact on the region.

Community

We primarily contribute to the communities in which we operate through the Ronald McDonald House Charities, which is dedicated to creating, finding and supporting programs that directly improve the health and well-being of children by providing “a home away from home” to children undergoing medical treatment in hospitals and their families. As of December 31, 2016, there were 49 Ronald McDonald House Charities programs in 13 countries in Latin America and the Caribbean, including 24 Ronald McDonald Houses, 24 Ronald McDonald Family Rooms and one Ronald McDonald Care Mobile, which was built to deliver pediatric care services to remote locations.

One of our biggest charitable events is the McHappy Day, when McDonald’s restaurants across Latin America raise money for various community causes by donating the proceeds from the sales of Big Macs on that day. In 2016, McHappy Day involved more than 35,000 community volunteers and our franchisees and suppliers. We raised over $9.6 million.

We also spearheaded a local community farming program involving 21 farms with the Qorichacra lettuce growing venture in Cusco, which we launched together with the Syngenta Foundation. Through this program, we provide training and support in production standards to local farmers so that the vegetables they produce meet our standards and the standards of several hotels and restaurants in Cusco. This support enabled 146 families to increase their income and improve their living standards. Furthermore, 468 families have replicated this methodology in 11 districts in the Cusco and Apurimac regions. The learnings from Qorichacra have encouraged us to develop more local farming initiatives to supply our lettuce locally in a few cities in Brazil and Puerto Rico. Our hope is that more such initiatives will flourish with our leadership as a provider of training, quality control and standards, and as a significant local buyer of vegetables. As another example, in Brazil we work with suppliers to educate local farmers about sustainable agriculture. To date, 26 farms have been created in Brazil and/or expanded to produce lettuce, tomatoes and other produce for McDonald’s restaurants in the region. This enables us contribute to the local economy through the creation of jobs while also sourcing produce sustainably.

Nutrition and Well-Being

As part of our commitment to offering nutritious and high quality products to our customers, we are dedicated to actively promoting a balanced lifestyle. This includes providing reliable, accessible information to guide educated nutritional decisions. We were the first restaurant chain in Latin America to provide full nutritional and calorie information about our menu on our websites in every country, as well as giving consumers within the restaurants full printed nutritional information on every tray liner. In 2014 we added a nutritional calculator on our websites to complement nutritional transparency with a personalized tool to enable our customers to make the right nutritional choices for their lifestyle.

From a safety and quality perspective, we only use products that have passed strict quality and hygiene controls throughout the production chain, inside our restaurants and up to the moment they are served to our customers. These products are sourced from our approved supplier network for all McDonald’s restaurants.

We participate in several educational, sports and well-being programs throughout Latin America and the Caribbean, promoting our brand and encouraging our employees and customers to participate. One such event is the McDonald’s 5K Women’s Run (Las Mujeres Corremos), a regional race held annually since 2010 that brought together nearly 44,600 women in 2016, running in 13 cities in Latin America.

Sustainability

We strive to be an environmental steward dedicated to conserving natural resources and minimizing waste. We have developed sustainability initiatives with a focus on sustainable supplies, and energy and water efficiency. To carry out these initiatives, we have developed strategic partnerships with prestigious organizations such as the World Wildlife Fund (“WWF”), the Nature Conservancy, the Rainforest Alliance and the Forest Stewardship Council.

To improve the sustainability of our supplies, we defined six priority items for our business with WWF’s support: beef, chicken, fish, palm oil, coffee and the packaging we use. Today, coffee, fish and packaging are certified as 100% sustainable in Brazil, and we continue to work with the certification plans in order to achieve sustainability certifications for our supplies in all our markets in Latin America.

We strive to work with suppliers that have strong standards of animal welfare and that meet McDonald’s standards and policies. We have committed to ensuring that all pork used in our restaurants will be sourced by producers that can demonstrate plans to promote group housing for their sows. We are actively working with our pork suppliers, producers and other stakeholders to transition over time to this standard. The responsible use of antibiotics is important for animal health, as well as to ensure the future effectiveness of antimicrobial medicines. In March 2015, we announced that we will only source from suppliers who can guarantee that their animals (i) are raised without growth-stimulating antibiotics; (ii) have only received antibiotics to cure or prevent disease under veterinary supervision; (iii) are only administered antibiotics approved for veterinary use; and (iv) are raised in environments that encourage healthy animal welfare and husbandry conditions to help reduce the need for antibiotic use. We are continuously working with our suppliers and producers to achieve this goal for the responsible use of antibiotics.

Protecting the Amazon—one of Latin America’s greatest environmental treasures—is a top priority. All of our suppliers have committed to ending procurement of any supplies from the Amazon. In October 2011, McDonald’s signed a global moratorium against harvesting soy from the Amazon region and has maintained this commitment every year since, including actively supporting the 2014 renewal of the Brazilian Soy Moratorium. In August 2016, we sourced the first sustainable beef in Latin America from the Novo Campo Project, an initiative that complies with the standards of the Brazilian Roundtable for Sustainable Beef.

By working very closely and sharing best practices across Latin America, we are reducing our carbon footprint and greenhouse gas (GHG) emissions in our operations.

We are also committed to increasing our energy efficiency in restaurants by 20.0% by 2020 (using 2012 as the baseline) and we promote paper and waste recycling campaigns at our restaurants, whenever possible.

As of December 31, 2016, we had four LEED-certified restaurants and one LEED-certified corporate university. Leadership in Energy & Environmental Design, or LEED-certified buildings are more environmentally responsible and resource-efficient buildings throughout their life-cycle. In December 2008, we opened the first LEED-certified restaurant in Latin America in Bertioga on the coast of São Paulo, Brazil. This restaurant received its LEED certification in September 2009, becoming the first McDonald’s restaurant in Latin America to receive such certification. In August 2010, we opened our second LEED-certified restaurant in Pilar, Argentina. In July 2011, we re-inaugurated the McDonald’s at Parque Hundido, in Mexico DF, as our third LEED-certified restaurant. In January 2013, we opened the fourth LEED-certified restaurant in Guaynabo, Puerto Rico, which obtained its LEED certification in November 2013. The McDonald’s University in São Paulo, Brazil, was remodeled and reopened in April 2011 as a LEED-certified building. This McDonald’s University, one of seven such units in the world, is the corporate education center for employees from all over Latin America and the Caribbean. Among the programs offered at the McDonald’s University in São Paulo is an MBA in Strategies for Sustainable Development.

The know-how accumulated in the construction of these ecological buildings is being used for the development of new McDonald’s restaurants, such as our High Efficiency Restaurants, developed in Brazil in compliance with McDonald’s standards as required by the MFAs, at which efficiencies have been achieved by implementing sustainability measures for, among others, the reuse of water and the use of more efficient lightning technics and using a more efficient architectural design with regard to the amount of equipment, kitchen and support areas. These architectural changes allow a reduction in carbon footprint associated to building process.

Finally, we survey our key suppliers in Latin America and the Caribbean to ensure their operations meet the highest standards possible and partner with them in reducing our impact on the environment. This includes implementing and sharing best practices throughout the supply chain for sustainable sourcing, transportation, resource use, residue disposal and energy consumption, among other matters, using CDP as our strategic partner.

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

The following chart shows our corporate structure as of April 2017.

____________________

(1)	Includes class A shares and class B shares beneficially owned by Mr. Staton, our Executive Chairman. Los Laureles Ltd. is beneficially owned by Mr. Staton. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.” Mr. Staton directly owns 0.001% of the shares of Arcos Dorados Coöperatieve U.A.

(2)	Includes operating subsidiaries held directly and, in some cases, indirectly through certain intermediate subsidiaries.

Other than as described above, all of our significant subsidiaries are wholly owned by us, except Arcos Dorados Argentina S.A., of which Mr. Staton owns 0.003%.

D.	Property, Plants and Equipment

Property Operations

Our long-standing presence in Latin America and the Caribbean has allowed us to build a significant property portfolio with hard-to-replicate locations in key markets across the region that enhance our customers’ experience and ultimately support our brand and market position. As of December 31, 2016, we owned the land for 496 of our 2,156 restaurants (totaling approximately 1.1 million square meters). We owned the buildings for all but 11 of our stand-alone restaurants, all of which are under developmental licenses, whereby the licensees own or lease the land on and buildings in which the restaurants are located. We lease the remaining real estate property where we operate. Accordingly, we are able to charge rent on the real estate that we own and lease to our franchisees. The rental payments generally are based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. When we lease land, we match the term of our sublease to the term of the franchise. We may charge a higher rent to franchisees than that which we pay on our leases, therefore deriving additional rental income.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

Segment Presentation

We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division, or NOLAD, consisting of Costa Rica, Mexico and Panama; and the South Latin America division, or SLAD, consisting of Argentina, Chile, Ecuador, Peru and Uruguay. As of December 31, 2016, 41.8% of our restaurants were located in Brazil, 17.8% in SLAD, 24.0% in NOLAD and 16.4% in the Caribbean division. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

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

Principal Income Statement Line Items

Revenues

We generate revenues primarily from two sources: sales by Company-operated restaurants and revenue from franchised restaurants, which primarily consists of rental income, typically based on the greater of a flat fee or a percentage of sales reported by our franchised restaurants. This rent, along with occupancy and operating rights, is stipulated in our franchise agreements. These agreements typically have a 20-year term but may be shorter if necessary to mirror the term of the real estate lease. In 2016, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.7% and 4.3% of our total revenues, respectively. In 2015 and 2014, sales by Company-operated restaurants and revenues from franchised restaurants represented 96.0% and 4.0% of our total revenues, respectively.

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

Other operating income (expenses), net, include gains and losses on asset acquisitions and dispositions, gains related to sales of restaurant businesses, write-offs and related contingencies of property and equipment, insurance recovery, impairment charges, rental income and depreciation expenses of excess properties, accrual for contingencies, write-offs and write-downs of inventory, recovery of taxes and other miscellaneous items.

 Other Line Items

Net interest expense primarily includes interest expense on our short-term and long-term debt as well as the amortization of deferred financing costs. Loss from derivative instruments relates primarily to the ineffective portion of derivative instruments.

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

 Income tax expense includes both current and deferred income taxes. Current income taxes represent the amount accrued during the period to be paid to the tax authorities while deferred income taxes represent the earnings impact of the change in deferred tax assets and liabilities that are recognized in our balance sheet for future income tax consequences.

Net income attributable to non-controlling interests relate to the participation of non-controlling interests in the net income of certain subsidiaries that collectively owned 18 restaurants at December 31, 2016 (18 restaurants at December 31, 2015).

Impact of Inflation and Changing Prices

Some of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. In general, we believe that, over time, we have demonstrated the ability to manage inflationary environments effectively. During 2015 and 2016, our revenues were favorably impacted by our pricing strategy in many of these inflationary environments, as we were able to increase average check to keep pace with inflation.

The Venezuelan market is also subject to price controls, which limit our ability to increase prices to offset the impact of continuing high inflation on our operating costs. Although we managed to navigate the negative impact of the price controls on our operations during 2014, 2015 and 2016, the existence of such laws and regulations continues to present a risk to our business. We continue to closely monitor developments in this dynamic environment.

Key Business Measures

We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth.

In analyzing business trends, management considers a variety of performance and financial measures which are considered to be non-GAAP including: Adjusted EBITDA, comparable sales growth, systemwide data and constant currency measures.

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

We calculate and analyze comparable sales and average check in our divisions and systemwide on a constant currency basis, which means they are calculated using the same exchange rate in the applicable division or systemwide, as applicable, over the periods under comparison to remove the effects of currency fluctuations from the analysis. We believe these constant currency measures, which are considered to be non-GAAP measures, provide a more meaningful analysis of our business by identifying the underlying business trend, without distortion from the effect of foreign currency fluctuations

Company-operated comparable sales growth refers to comparable sales growth for Company-operated restaurants and franchised comparable sales growth refers to comparable sales growth for franchised restaurants. We believe comparable sales growth is a key indicator of our performance, as influenced by our strategic initiatives and those of our competitors.

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

Adjusted EBITDA

We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment; write-offs and related contingencies of property and equipment; impairment of long-lived assets and goodwill; stock-based compensation related to the special awards in connection with the initial public offering, under the 2011 Equity Incentive Plan; reorganization and optimization plan expenses; and incremental compensation related to the modification of our 2008 long-term incentive plan. See “Item 3. Key Information—A. Selected Financial Data.”

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. In addition, we exclude gains from sale or insurance recovery of property and equipment not related to our core business; write-offs and related contingencies of property and equipment and impairment of long-lived assets and goodwill that do not result in cash payments; stock-based compensation related to the special awards under the 2011 Equity Incentive Plan; reorganization and optimization plan expenses; bonuses granted in connection with our initial public offering due to its special nature; and incremental compensation expense related to the modification of our 2008 long-term incentive plan. While a GAAP measure for purposes of our segment reporting, Adjusted EBITDA is a non-GAAP measure for reporting our total Company performance. Our management believes, however, that disclosure of Adjusted EBITDA provides useful information to investors, financial analysts and the public in their evaluation of our operating performance.

Systemwide data

Systemwide data represents measures for both Company-operated and franchised restaurants. While sales by franchisees are not recorded as revenues by us, management believes the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised restaurant revenues and are indicative of the financial health of our franchisee base. Systemwide results are driven primarily by our Company-operated restaurants, as 72.0% of our systemwide restaurants are Company-operated as of December 31, 2016.

Foreign Currency Translation

The financial statements of our foreign operating subsidiaries are translated in accordance with guidance in ASC 830, Foreign Currency Matters. Except for our Venezuelan operations, the functional currencies of our foreign operating subsidiaries are the local currencies of the countries in which we conduct our operations. Therefore, the assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rates as of the balance sheet date, and revenues and expenses are translated at the average exchange rates prevailing during the period. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. We record foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than our functional currencies in our consolidated income statement.

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

In February 2003, Venezuela’s government implemented an exchange control regime to restrict the conversion of local currency into foreign currency, which is still in force. Since its implementation, multiple exchange rate systems have been implemented. The administration of Venezuela’s exchange rate system is the responsibility of the National Center of Foreign Trade (Centro Nacional de Comercio Exterior) or CENCOEX, which was established in November 2013.

On February 10, 2015, Exchange Agreement N°33 established a new open-market foreign exchange system called SIMADI (Sistema Marginal de Divisas). SIMADI functioned on free-market principles with foreign currency offered either by PDVSA (Petróleos de Venezuela), the Central Bank of Venezuela or the private sector.

During February and March of 2016, the Venezuelan government announced new changes to the official exchange control system, which were published in the Official Gazette number 40,865 dated March 9, 2016 and through which the Venezuelan Central Bank and the Ministry for Banking and Finance issued Exchange Agreement N° 35, effective March 10, 2016. The Exchange Agreement set forth the rules that govern foreign exchange transactions carried out by public and private entities and individuals in Venezuela, eliminated SIMADI, and created a dual exchange system consisting of two exchange rates for the purchase and sale of foreign currency: the protected rate, or DIPRO, for priority goods (food and medicines) and services, and the supplementary floating market rate, or DICOM, for other transactions, including the settlement of transactions for the purchase and sale of foreign currency. The DICOM is not yet fully operational. Until the DICOM rate is fully operational, SIMADI will remain in operation.

As a result of the foregoing, the acquisition of foreign currency at the official exchange rate by Venezuelan companies to honor foreign debt, pay dividends or otherwise move capital out of Venezuela is subject to the approval of CENCOEX and to the availability of foreign currency within the SIMADI (or DICOM).

During 2016, the DIPRO remained unchanged at Bs.10.00 per U.S. dollar. As of January 2016, the SIMADI rate was at Bs.200 per dollar; however, such rate began depreciating constantly throughout the year. For example, on April 29, the SIMADI rate was at Bs.378.37 per dollar, on June 1 was at Bs.543.30 per dollar and on July 29 it was at Bs.645.09 per dollar. Following this devaluation, the SIMADI rate remained stable during the second semester of 2016. For instance, on December 29 such rate was at Bs.673.83 per dollar. In early 2017, the SIMADI rate began depreciating again. For example, on January 13, 2017, the SIMADI rate was at 676.2 per U.S. dollar and on February 8, 2017 was at 690.98 per U.S. dollar.

Currency devaluations in Venezuela have had a significant effect on our income statements and have impacted the comparability of our income statements in 2016, 2015 and 2014 as compared to 2013 and 2012. For more details about the Venezuelan exchange rate used for financial reporting, see Note 22 to our consolidated financial statements.

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

Impairment of Long-Lived Assets and Goodwill

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We review goodwill for impairment annually, primarily during the fourth quarter. In assessing the recoverability of our long-lived assets and goodwill, we consider changes in economic conditions and make assumptions regarding, among other factors, estimated future cash flows by market and by restaurant, discount rates by country and the fair value of the assets. Estimates of future cash flows are highly subjective judgments based on our experience and knowledge of our operations. These estimates can be significantly impacted by many factors, including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends. A key assumption impacting estimated future cash flows is the estimated change in comparable sales.

See Note 3 to our consolidated financial statements for a detail of markets for which we performed impairment tests of our long-lived assets and goodwill, as well as impairment charges recorded.

If our estimates or underlying assumptions change in the future, we may be required to record additional impairment charges.

Share-Based Compensation

We have share-based compensation plans outstanding pursuant to which we granted, until 2011, liability awards to certain employees under a long-term incentive plan. The accrued liability is remeasured at the end of each reporting period until settlement. As of December 31, 2016, the accrued liability amounting to $0.5 million. The fair value of our liability awards is estimated using the Black-Scholes model. Accounting for our share-based compensation plans involves the use of estimates for determining: (a) the number of units that will vest based on the estimated completion of the requisite service period, and (b) the assumptions required by the closed-form pricing model (expected volatility, dividend yield, risk-free interest rate and expected term). These assumptions are estimated as follows:

•	Expected volatility: based on implied volatility of our class A shares.

•	Dividend yield: based on estimated annual dividends over the Company’s market capitalization.

•	Risk-free interest: prevailing implied interest rate of the U.S. Treasury zero-coupon strips with a remaining time to maturity similar to the expected term of the plan.

•	Expected term: estimated as an average of the vesting term and the original contractual term of the plan.

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

On June 28, 2016, 1,117,380 stock options were converted to a liability award. 104 employees were affected by this modification. There were no incremental compensation costs resulting from this modification. The accrued liability is remeasured on a monthly basis until settlement, using the Black-Scholes model.

See Note 17 to our consolidated financial statements for additional detail on the assumptions used in our estimates and the amounts involved.

Accounting for Taxes

We record a valuation allowance to reduce the carrying value of deferred tax assets if it is more likely than not that some portion or all of our deferred assets will not be realized. Our valuation allowance as of December 31, 2016, 2015 and 2014 amounted to $290.6 million, $297.9 million and $301.0 million, respectively. We have considered future taxable income and ongoing prudent and feasible tax strategies in assessing the need for the valuation allowance. This assessment is carried out on the basis of internal projections, which are updated to reflect our most recent operating trends, such as the expiration date for tax loss carryforwards. Because of the imprecision inherent in any forward-looking data, the further into the future our estimates project, the less objectively verifiable they become. Therefore, we apply judgment to define the period of time to include projected future income to support the future realization of the tax benefit of an existing deductible temporary difference or carryforward and whether there is sufficient evidence to support the projections at a more-likely-than-not level for this period of time. Determining whether a valuation allowance for deferred tax assets is necessary often requires an extensive analysis of positive (e.g., a history of accurately projecting income) and negative evidence (e.g., historic operating losses) regarding realization of the deferred tax assets and inherent in that, an assessment of the likelihood of sufficient future taxable income. In 2016, 2015 and 2014, we recognized losses amounting to $11.8 million, $49.5 million and $71.7 million, respectively, related to tax loss carryforwards for which realization is not expected to occur. If these estimates and assumptions change in the future, we may be required to adjust the valuation allowance. This could result in a charge to, or an increase in, income in the period this determination is made.

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

As of December 31, 2016, in accordance with ASC 740, there are certain matters related to the interpretation of income tax laws for which there is a possibility that a loss may have been incurred, in an amount of $20 million, related to assessments for the fiscal years 2010 and 2011. No formal claim has been made for fiscal years from 2012 to 2016 by taxing authorities in any of the mentioned matters. However, those years are still subject to audit and claims may be asserted in the future.

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

See Note 18 to our consolidated financial statements.

Results of Operations

We have based the following discussion on our consolidated financial statements. You should read it along with these financial statements, and it is qualified in its entirety by reference to them.

In a number of places in this annual report, in order to analyze changes in our business from period to period, we present our results of operations and financial condition on a constant currency basis, which is considered to be a non-GAAP measure. Constant currency results isolate the effects of foreign exchange rates on our results of operations and financial condition. In particular, we have isolated the effects of appreciation and depreciation of local currencies in the Territories against the U.S. dollar because we believe that doing so is useful in understanding the development of our business. For these purposes, we eliminate the effect of movements in the exchange rates by converting the balances for both periods being compared from their local currencies to the U.S. dollar using the same exchange rate.

Key Business Measures

The following tables present sales, sales growth, sales growth on a constant currency basis, comparable sales growth and average restaurant sales increases/(decreases):

	Sales			Sales growth		Sales growth in constant currency		Comparable sales growth
	For the Years Ended December 31,			For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2016	2015	2014	2016(1)	2015(3)	2016(1)	2015(3)	2016(2)	2015(4)
	(in thousands of U.S. dollars, except percentages)
Sales by Company-operated restaurants	$2,803,334	$2,930,379	$3,504,302	(4.3)%	(16.4)%	13.5%	10.9%	13.9%	8.8%
Franchised sales(5)	990,220	973,708	1,238,326	1.7	(21.4)	21.2	17.1	15.8	12.9
Systemwide sales	3,793,554	3,904,087	4,742,628	(2.8)	(17.7)	15.4	12.5	14.4	9.9

____________________

(1)	In nominal terms, sales decreased during 2016 due to the negative impact of the depreciation of most currencies in the Territories against the U.S. dollar. This was partially offset by comparable sales growth of 14.4% and the net addition of 35 restaurants systemwide since January 1, 2015. We had 1,553 Company-operated restaurants and 603 franchised restaurants as of December 31, 2016, compared to 1,588 Company-operated restaurants and 553 franchised restaurants as of December 31, 2015.

(2)	Our comparable sales growth on a systemwide basis in 2016 was driven by the increase in average check, which resulted mainly from price increases.

(3)	In nominal terms, sales decreased during 2015 due to the negative impact of the depreciation of most currencies in the Territories against the U.S. dollar. This was partially offset by comparable sales growth of 9.9% and the net addition of 79 restaurants systemwide since January 1, 2014. We had 1,588 Company-operated restaurants and 553 franchised restaurants as of December 31, 2015, compared to 1,577 Company-operated restaurants and 544 franchised restaurants as of December 31, 2014.

(4)	Our comparable sales growth on a systemwide basis in 2015 was driven by the increase in average check, which resulted mainly from price increases.

(5)	Franchised sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily consist of rental income.

By division

	Sales			Sales growth		Sales growth in constant currency		Comparable sales growth
	For the Years Ended December 31,			For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2016	2015	2014	2016	2015	2016	2015	2016	2015
	(in thousands of U.S. dollars, except percentages)
Sales by Company-operated restaurants:
Brazil	$1,254,684	$1,289,543	$1,724,889	(2.7)%	(25.2)%	2.4%	4.8%	3.6%	1.5%
Caribbean division	396,807	386,512	574,540	2.7	(32.7)	29.5	16.5	29.6	16.1
NOLAD	349,190	351,122	367,075	(0.6)	(4.3)	7.5	4.2	4.7	1.2
SLAD	802,653	903,202	837,798	(11.1)	7.8	24.8	22.6	24.8	22.0
Total Sales by Company-operated restaurants	2,803,334	2,930,379	3,504,302	(4.3)	(16.4)	13.5	10.9	13.9	8.8

Franchised sales:(3)
Brazil	630,706	589,994	756,211	6.9	(22.0)	11.8	9.3	3.7	2.7
Caribbean division	96,646	91,411	199,864	5.7	(54.3)	94.7	46.4	97.9	51.2
NOLAD	132,745	145,951	164,511	(9.0)	(11.3)	0.8	(0.2)	2.7	1.0
SLAD	130,123	146,352	117,740	(11.1)	24.3	33.5	41.8	30.5	31.1
Total Franchised sales	990,220	973,708	1,238,326	1.7	(21.4)	21.2	17.1	15.8	12.9

Systemwide sales:
Brazil	1,885,390	1,879,537	2,481,100	0.3	(24.2)	5.4	6.1	3.6	1.9
Caribbean division	493,453	477,923	774,404	3.2	(38.3)	42.0	24.2	42.5	25.0
NOLAD	481,935	497,073	531,586	(3.0)	(6.5)	5.6	2.8	4.1	1.2
SLAD	932,776	1,049,554	955,538	(11.1)	9.8	26.0	25.0	25.6	23.2
Total Systemwide sales	3,793,554	3,904,087	4,742,628	(2.8)	(17.7)	15.4	12.5	14.4	9.9

	Sales			Number of restaurants				Average restaurant sales
	For the Years Ended December 31,			For the Years Ended December 31,				For the Years Ended December 31,
	2016	2015	2014	2016	2015	2014	2013	2016(1)	2015(2)	2014
	(in thousands of U.S. dollars, except for number of restaurants)
Sales by Company-operated restaurants	$2,803,334	$2,930,379	$3,504,302	1,553	1,588	1,577	1,538	$1,785	$1,852	$2,250
Franchised sales(3)	990,220	973,708	1,238,326	603	553	544	524	1,713	1,775	2,319
Systemwide sales	3,793,554	3,904,087	4,742,628	2,156	2,141	2,121	2,062	1,766	1,832	2,268

____________________

(1)	Our ARS decreased in 2016 because of the depreciation of most currencies in the Territories against the U.S. dollar, partially offset by comparable sales growth of 14.4%.

(2)	Our ARS decreased in 2015 because of the depreciation of most currencies in the Territories against the U.S. dollar, partially offset by comparable sales growth of 9.9%.

(3)	Franchised sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily consist of rental income.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Set forth below are our results of operations for the years ended December 31, 2016 and 2015.

	For the Years Ended December 31,		% Increase (Decrease)
	2016	2015(1)
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$2,803,334	$2,930,379	(4.3)%
Revenues from franchised restaurants	125,296	122,361	2.4
Total revenues	2,928,630	3,052,740	(4.1)
Company-operated restaurant expenses:
Food and paper	(1,012,976)	(1,037,487)	(2.4)
Payroll and employee benefits	(607,082)	(660,773)	(8.1)
Occupancy and other operating expenses	(752,428)	(793,622)	(5.2)
Royalty fees	(142,777)	(149,089)	(4.2)
Franchised restaurants – occupancy expenses	(55,098)	(54,242)	1.6
General and administrative expenses	(221,075)	(270,680)	(18.3)
Other operating income, net	41,386	6,560	530.9
Total operating costs and expenses	(2,750,050)	(2,959,333)	(7.1)
Operating income	178,580	93,407	91.2
Net interest expense	(66,880)	(64,407)	3.8
Loss from derivative instruments	(3,065)	(2,894)	5.9
Foreign currency exchange results	32,354	(54,032)	(159.9)
Other non-operating expenses, net	(2,360)	(627)	276.4
Income (loss) before income taxes	138,629	(28,553)	(585.5)
Income tax expense	(59,641)	(22,816)	161.4
Net income (loss)	78,988	(51,369)	(253.8)
Less: Net income attributable to non-controlling interests	(178)	(264)	(32.6)
Net income (loss) attributable to Arcos Dorados Holdings Inc	78,810	(51,633)	(252.6)

____________________

(1)	Due to certain changes in accounting for expenses in 2016, certain reclassifications have been made from “Occupancy and other operating expenses” to “Payroll and employee benefits” in the Income Statement Data for the fiscal year ended December 31, 2015 in order to ensure comparability with our results for the fiscal year ended December 31, 2016. See Note 2 to our consolidated financial statements for additional information.

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2016 and 2015.

Systemwide Restaurants	For the Years Ended December 31,
	2016	2015
Systemwide restaurants at beginning of period	2,141	2,121
Restaurant openings	33	36
Restaurant closings	(18)	(16)
Systemwide restaurants at end of period	2,156	2,141

Company-Operated Restaurants	For the Years Ended December 31,
	2016	2015
Company-operated restaurants at beginning of period	1,588	1,577
Restaurant openings	17	18
Restaurant closings	(11)	(12)
Net conversions of franchised restaurants to Company-operated restaurants	(41)	5
Company-operated restaurants at end of period	1,553	1,588

Franchised Restaurants	For the Years Ended December 31,
	2016	2015
Franchised restaurants at beginning of period	553	544
Restaurant openings	16	18
Restaurant closings	(7)	(4)
Net conversions of franchised restaurants to Company-operated restaurants	41	(5)
Franchised restaurants at end of period	603	553

Revenues

	For the Years Ended December 31,		% Decrease
	2016	2015
	(in thousands of U.S. dollars)
Sales by company-operated restaurants
Brazil	$1,254,684	$1,289,543	(2.7)%
Caribbean division	396,807	386,512	2.7
NOLAD	349,190	351,122	(0.6)
SLAD	802,653	903,202	(11.1)
Total	2,803,334	2,930,379	(4.3)
Revenues from franchised restaurants
Brazil	78,553	72,446	8.4%
Caribbean division	12,864	11,632	10.6
NOLAD	14,775	16,242	(9.0)
SLAD	19,104	22,041	(13.3)
Total	125,296	122,361	2.4
Total revenues
Brazil	1,333,237	1,361,989	(2.1)%
Caribbean division	409,671	398,144	2.9
NOLAD	363,965	367,364	(0.9)
SLAD	821,757	925,243	(11.2)
Total	2,928,630	3,052,740	(4.1)

Sales by Company-operated Restaurants

Total sales by Company-operated restaurants decreased by $127.0 million, or 4.3%, from $2,930.4 million in 2015 to $2,803.3 million in 2016, mainly as a result of the depreciation of most currencies in the Territories against the U.S. dollar ($523.3 million). Additionally, the net conversion of 36 Company-operated restaurants into franchised restaurants, partially offset by 12 net restaurant openings since January 1, 2015, caused sales to decrease by $0.9 million. This was partially offset by 13.9% growth in comparable sales, mainly due to a higher average check, which caused sales to increase by $397.2 million. However, this increase in comparable sales was negatively affected by a worsening macroeconomic environment in our main countries.

In Brazil, sales by Company-operated restaurants decreased by $34.9 million, or 2.7%, to $1,254.7 million. This was a consequence of the depreciation of the real against the U.S. dollar, which caused sales to decrease by $66.2 million, and the conversion of 42 Company-operated restaurants into franchised restaurants, partially offset by 12 net restaurant openings, since January 1, 2015, which caused sales to decrease by $13.0 million. This was partially offset by comparable sales growth of 3.6%, which contributed $44.4 million to sales increase.

In the Caribbean division, sales by Company-operated restaurants increased by $10.3 million, or 2.7%, to $396.8 million. This was a consequence of 29.6% growth in comparable sales, mainly resulting from a higher average check related to Venezuela´s inflation, which caused sales to increase by $114.0 million. Additionally, the opening of 2 restaurants, partially offset by the closing of 6 restaurants since January 1, 2015, contributed $0.2 million to sales increase. This increase was partially offset by the depreciation of most currencies in the region against the U.S. dollar, which caused sales to decrease by $103.9 million.

In NOLAD, sales by Company-operated restaurants decreased by $1.9 million, or 0.6%, to $349.2 million. This was a consequence of the depreciation of local currencies, which caused sales to decrease by $28.4 million. This was partially offset by comparable sales growth by 4.7%, driven by average check growth, which contributed $16.7 million to the increase in sales, and 5 net restaurant openings, which coupled with the conversion of 8 franchised restaurants into Company-operated restaurants since January 1, 2015 contributed $9.8 million to sales increase.

In SLAD, sales by Company-operated restaurants decreased by $100.5 million, or 11.1%, to $802.7 million. This was a consequence of the depreciation of the Argentine peso against the U.S. dollar, which caused sales to decrease by $310.1 million, which coupled with the depreciation of other currencies in the division accounted for $14.6 million of sales decrease. This was partially offset by a 24.8% growth in comparable sales, resulting mainly from a higher average check due to price increases, which caused sales to increase by $222.2 million, coupled with the opening of 3 restaurants, partially offset by the conversion of two Company-operated restaurants into franchised restaurants and the closing of 4 restaurants since January 1, 2015, contributing $2.1 million to the increase in sales.

Revenues from Franchised Restaurants

Our total revenues from franchised restaurants increased by $2.9 million, or 2.4%, from $122.4 million in 2015 to $125.3 million in 2016. The main contributor to this increase was comparable sales growth of 15.8%, which resulted in an increase in revenues of $21.3 million, coupled with the net conversion of 36 Company-operated restaurants into franchised restaurants and the net opening of 23 franchised restaurants since January 1, 2015, which caused revenues from franchised restaurants to increase by $5.7 million. Additionally, higher rental income as a percentage of sales which increased from 12.6% in 2015 to 12.7% in 2016, contributed $1.5 million to the increase in revenues. This was partially offset by the depreciation of most currencies in the Territories against the U.S. dollar by $25.6 million. In 2016, 82.8% and 17.2% of revenues from franchised restaurants were earned on the basis of a percentage of sales and on a flat fee basis, respectively. In 2015, 82.7% and 17.3% of revenues from franchised restaurants were earned on the basis of a percentage of sales and on a flat fee basis, respectively.

In Brazil, revenues from franchised restaurants increased by $6.1 million, or 8.4%, to $78.6 million primarily as a result of the conversion of 42 Company-operated restaurants into franchised restaurants and the net opening of 24 franchised restaurants, since January 1, 2015, which caused revenues from franchised restaurants to increase by $5.7 million, and comparable sales growth of 3.7%, which contributed with $2.9 million of the increase. In addition, increased rental income, resulted in increased revenues from franchised restaurants of $1.2 million. This was partially offset by the depreciation of the real against the U.S. dollar, which a negative impacted revenues in the region by $3.6 million.

In the Caribbean division, revenues from franchised restaurants increased by $1.2 million, or 10.6%, to $12.9 million. This increase was driven by comparable sales growth of 97.9%, resulting in $11.1 million increase in revenues, and an increase in rental income which contributed in $1.0 million. This was partially offset by the depreciation of the Venezuelan bolivar against the U.S. dollar and the net closing of 2 restaurants since January 1, 2015, negatively affecting revenues by $10.8 million and $0.1 million, respectively.

In NOLAD, revenues from franchised restaurants decreased by $1.5 million, or 9.0%, to $14.8 million. This decrease was a result of the depreciation of the Mexican peso against the U.S. dollar, contributing $1.6 million, coupled with the conversion of 8 franchised restaurants into Company-operated restaurants and the net closing of 1 restaurant since January 1, 2015, which caused revenues from franchised restaurants to decrease by $0.3 million. These effects were partially offset by a 2.7% increase in comparable sales, which resulted in a $0.4 million increase in revenue.

In SLAD, revenues from franchised restaurants decreased by $2.9 million, or 13.3%, to $19.1 million. This decrease resulted mainly from the depreciation of the local currencies in Argentina and Chile against the U.S. dollar and lower rental income, which represented a decrease in revenues of $9.6 million and $0.7 million, respectively. This was partially offset by comparable sales growth of 30.5%, which accounted for a $6.9 million increase in revenues, coupled with the net opening of 2 restaurants and the conversion of 2 Company-operated restaurants into franchised restaurants since January 1, 2015, which caused revenues to increase by $0.5 million.

Operating Costs and Expenses

Food and Paper

Our total food and paper costs decreased by $24.5 million, or 2.4%, to $1,013.0 million in 2016, as compared to 2015. As a percentage of our total sales by Company-operated restaurants, food and paper costs increased by 0.7 percentage points to 36.1%, primarily due to the higher exchange rate at which the Company hedged its exposure to imported goods in Brazil, coupled with a negative change in product mix related to the Company’s focus on promotional activities in Brazil and Argentina.

In Brazil, food and paper costs increased by $0.2 million, to $433.6 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 1.0 percentage point to 34.6%, primarily as a result of the higher exchange rate at which the Company hedged its exposure to imported goods, coupled with an unfavorable change in product mix, derived from promotional activities carried out in an attempt to offset the unfavorable macroeconomic environment.

In the Caribbean division, food and paper costs increased by $0.6 million, or 0.4%, to $148.8 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.8 percentage points to 37.5%, primarily due to lower cost increases as compared to price increases, and a positive change in the product mix in Colombia and Puerto Rico.

In NOLAD, food and paper costs decreased by $1.4 million, or 1.0%, to $134.0 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.2 percentage points to 38.4%, resulting primarily from a decline in raw material costs in Costa Rica and Panama, partially offset by the negative impact of the depreciation of the Mexican peso on imported goods.

In SLAD, food and paper costs decreased by $24.0 million, or 7.5%, to $296.7 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 1.5 percentage points to 37.0%, mostly as a result of lower price increases as compared to cost increases, and a negative shift in the product mix, both related to the Company’s focus on promotional activities in order to sustain traffic in Argentina’s unfavorable consumer environment.

Payroll and Employee Benefits

Our total payroll and employee benefits costs decreased by $53.7 million, or 8.1%, to $607.1 million in 2016, as compared to 2015. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs decreased 0.9 percentage points to 21.7%. The decrease is mostly attributable to operational efficiencies in Brazil and SLAD, as well as higher sales increases as compared to salary increases in Venezuela and government incentives for employers in Puerto Rico.

In Brazil, payroll and employee benefits costs decreased by $26.5 million, or 8.5%, to $286.6 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased by 1.4 percentage points to 22.8% mainly as a result of operational efficiencies.

In the Caribbean division, payroll and employee benefits costs decreased by $1.7 million, or 1.9%, to $85.6 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased by 1.0 percentage points to 21.6%, as a result of government incentives for employers in Puerto Rico, coupled with higher sales increases as compared to salary increases and lower restaurant managers staff, both in Venezuela.

 In NOLAD, payroll and employee benefits costs decreased by $0.2 million, or 0.3%, to $56.7 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs remained unchanged at 16.2%.

In SLAD, payroll and employee benefits costs decreased by $25.3 million, or 12.4%, to $178.2 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits decreased by 0.3 percentage points to 22.2% as a result of a decline in Argentina’s relative weight in the SLAD division’s payroll and employee benefits structure, coupled with operational efficiencies and higher sales increases as compared to salary increases in Chile and Uruguay.

Occupancy and Other Operating Expenses

Our total occupancy and other operating expenses decreased by $41.2 million, or 5.2%, to $752.4 million in 2016, as compared to 2015. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses decreased 0.2 percentage points to 26.8%, mainly due to lower outside services in Brazil and utilities in NOLAD and Puerto Rico.

In Brazil, occupancy and other operating expenses decreased by $10.4 million, or 3.1%, to $330.3 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased by 0.1 percentage points to 26.3%, mainly due to lower outside services related with operational efficiencies.

In the Caribbean division, occupancy and other operating expenses decreased by $4.4 million, or 3.5%, to $120.4 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased 2.0 percentage points to 30.3% due to lower utility rates in Puerto Rico and the positive impact of higher sales growth as compared to inflation in Colombia, coupled with lower outside services and IT services and depreciation and amortization expenses in Venezuela.

In NOLAD, occupancy and other operating expenses decreased by $5.0 million, or 4.3%, to $111.2 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased 1.2 percentage points to 31.9%, mainly due to lower utility expenses and lower depreciation and amortization expenses.

In SLAD, occupancy and other operating expenses increased by $22.1 million, or 9.7%, to $206.2 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 0.4 percentage points to 25.7% mainly due to higher utility costs related to an increase in rates and a reduction in government subsidies, coupled with higher outside services related to high inflation in Argentina.

Royalty Fees

Our total royalty fees decreased by $6.3 million, or 4.2%, to $142.8 million in 2016, as compared to 2015. As a percentage of sales, royalty fees remain unchanged at 5.1%.

In Brazil, royalty fees decreased by $2.0 million, or 2.8%, to $67.1 million in 2016, as compared to 2015, in line with the decrease in sales by Company-operated restaurants.

In the Caribbean division, royalty fees increased by $0.7 million, or 3.5%, to $19.6 million in 2016, as compared to 2015. As a percentage of sales by Company-operated restaurants, royalty fees remain unchanged at 4.9%.

In NOLAD, royalty fees decreased by $0.1 million, or 0.4%, to $16.9 million in 2016, as compared to 2015, in line with the decrease in sales by Company-operated restaurants.

In SLAD, royalty fees decreased by $5.0 million, or 11.2%, to $39.1 million in 2016, as compared to 2015. As a percentage of sales by Company-operated restaurants, royalty fees remained unchanged at 4.9%.

Franchised Restaurants—Occupancy Expenses

Occupancy expenses from franchised restaurants increased by $0.9 million or 1.6%, to $55.1 million in 2016, as compared to 2015, mainly due to higher rent expenses for leased properties, as a consequence of the increase in sales from franchised restaurants, the conversion of Company-operated restaurants into franchised restaurants and store openings. This was partially offset by the depreciation of a number of local currencies in the Territories against the U.S. dollar.

In Brazil, occupancy expenses from franchised restaurants increased by $3.3 million, or 10.0%, to $36.8 million in 2016, as compared to 2015, primarily due to higher rent expenses for leased properties, as a consequence of the increase in sales from franchised restaurants, the conversion of Company-operated restaurants into franchised restaurants and store openings. This was partially offset by the depreciation of the Brazilian real against de U.S. dollar.

In the Caribbean division, occupancy expenses from franchised restaurants decreased by $0.3 million, or 4.1% to $7.9 million. This was mainly due to the depreciation of the Venezuelan bolívar against the U.S. dollar, coupled with lower depreciation and amortization expenses in Venezuela. This was partially offset by higher rent expenses for leased properties, as a consequence of the increase in sales from franchised restaurants.

In NOLAD, occupancy expenses from franchised restaurants decreased by $1.4 million, or 15.4%, to $7.8 million in 2016, as compared to 2015, mainly due to the depreciation of the Mexican peso against the U.S. dollar, coupled with lower rent expenses for leased properties, as a consequence of the conversion of franchised restaurants into Company-operated restaurants and net closings.

In SLAD, occupancy expenses from franchised restaurants decreased by $0.7 million, or 13.3%, to $4.5 million in 2016, as compared to 2015, mainly due to the depreciation of local currencies against the U.S. dollar in Argentina and Chile and the reversal of allowances for doubtful accounts in Argentina in 2016. This was partially offset by higher rent expenses for leased properties, as a consequence of the increase in sales from franchised restaurants, the conversion of Company-operated restaurants into franchised restaurants and store openings.

Set forth below are the margins for our franchised restaurants in 2016, as compared to 2015. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Years Ended December 31,
	2016	2015
Brazil	53.2%	53.8%
Caribbean Division	38.7	29.2
NOLAD	47.5	43.6
SLAD	76.4	76.5
Total	56.0	55.7

General and Administrative Expenses

General and administrative expenses decreased by $49.6 million, or 18.3%, to $221.1 million in 2016, as compared to 2015. This decrease was mostly due to the depreciation of most currencies in the Territories against the U.S. dollar, amounting to $40.9 million, and lower payroll expenses due to the reorganization and optimization plans carried out during the last quarter of 2015 amounting to $17.7 million, coupled with lower severance payment and lower outside services, amounting to $9.0 million and $8.3 million, respectively. Decreases of $2.6 million and $1.4 million in software amortization expenses and telecommunications expenses, respectively, also contributed. This was partially offset by salary increases, mainly linked to the inflation in Argentina and Venezuela, amounting to $20.5 million and higher variable compensation provisions amounting to $4.5 million, coupled with a decrease of management fees charged to McDonald’s Corporation for services rendered to other markets that do not involve Arcos Dorados and higher travel expenses, amounting to $3.7 million and $1.0 million, respectively.

In Brazil, general and administrative expenses decreased by $14.6 million, or 17.8%, to $67.5 million in 2016, as compared to 2015. The decrease resulted from lower payroll costs due to the reorganization and optimization plans carried out during the last quarter of 2015 amounting to $8.0 million, the depreciation of the Brazilian real against the U.S. dollar amounting to $3.3 million and a decrease in outside services amounting to $2.8 million. Lower software amortization expenses amounting to $2.8 million, lower severance payments amounting to $2.4 million, and a decrease in telecommunications expense amounting to $1.0 million also contributed to the decrease. This was partially offset by higher payroll costs as a result of salary increases and the hiring of employees to fill new positions amounting to $5.8 million and higher variable compensation provisions amounting to $0.3 million.

In the Caribbean division, general and administrative expenses decreased by $3.3 million, or 9.3%, to $32.3 million in 2016, as compared to 2015. This decrease is a result of depreciation of the Venezuelan bolívar and other currencies in the division against the U.S. dollar amounting to $4.1 million, lower severance payments amounting to $1.9 million, and lower payroll costs due to the reorganization and optimization plans carried out in the last quarter of 2015 amounting to $0.8 million. This was partially offset by salary increases mainly due to Venezuela’s inflation amounting to $2.7 million, a decrease in management fees charged to McDonald’s Corporation for services rendered to other markets that do not involve Arcos Dorados amounting to $0.7 million and higher variable compensation provisions amounting to $0.5 million.

In NOLAD, general and administrative expenses decreased by $6.7 million, or 23.5%, to $21.7 million in 2016, as compared to 2015. The decrease is a result of the depreciation of the Mexican peso against the U.S. dollar amounting to $2.5 million, a decrease in payroll due to lower variable compensation provisions amounting to $2.3 million and savings related to the reorganization and optimization plans carried out in the last quarter of 2015 amounting to $2.0 million. A decrease in outside services amounting to $1.2 million, lower severance payments amounting to $1.1 million and lower travel expenses amounting to $0.3 million, coupled with lower telecommunications expenses amounting to $0.2 million also contributed to the decrease. This was partially offset by a decrease in management fees charged to McDonald’s Corporation for services rendered to other markets that do not involve Arcos Dorados, amounting to $2.6 million, and salary increases amounting to $0.5 million.

In SLAD, general and administrative expenses decreased by $9.7 million, or 23.8%, to $31.0 million in 2016, as compared to 2015. This decrease is a result of the depreciation of the Argentine peso and other currencies in the division against the U.S. dollar amounting to $10.4 million and lower severance payments amounting to $3.7 million, coupled with lower payroll costs due to reorganization and optimization plans carried out during the last quarter of 2015 amounting to $2.7 million. This decrease was partially offset by salary increases and higher outside services, both linked to Argentina’s inflation, amounting to $4.5 million and $1.7 million, respectively. In addition, there was a decrease in management fees charged to McDonald’s Corporation for services rendered to other markets that do not involve Arcos Dorados amounting to $0.4 million and an increase in travel expenses amounting to $0.3 million.

General and administrative expenses for Corporate and others decreased by $15.4 million, or 18.3%, to $68.6 million in 2016, as compared to 2015. This decrease was mostly due to the depreciation of the Argentine peso against the U.S. dollar amounting to $20.6 million and lower outside services amounting to $6.0 million, coupled with lower payroll expenses due to reorganization and optimization plans carried out during the last quarter of 2015 amounting to $4.2 million. This was partially offset by salary increases linked to Argentina’s inflation, as a portion of our corporate expenses are located in Argentina, amounting to $7.0 million, coupled with higher variable compensation provisions, amounting to $6.1 million. In addition, increases in building and equipment depreciation and increases in travel expenses amounting to $1.5 million and $1.1 million, respectively, also contributed.

Other Operating Income, net

Other operating income, net increased by $34.8 million, to $41.4 million in 2016, as compared to $6.6 million in 2015. This increase was primarily attributable to $56.4 million related to our asset monetization plan, offset by net tax recoveries in Brazil of $3.8 million in 2016 and $32.6 million in 2015.

Operating Income

	For the Years Ended December 31,		% Increase (Decrease)
	2016	2015
	(in thousands of U.S. dollars)
Brazil	$122,636	$116,820	5.0%
Caribbean division	(12,392)	(40,102)	(69.1)
NOLAD	45,145	8,710	418.3
SLAD	66,359	78,022	(14.9)
Corporate and other and purchase price allocation	(43,168)	(70,043)	(38.4)
Total	178,580	93,407	91.2

Operating income increased by $85.2 million, or 91.2%, to $178.6 million in 2016, as compared to 2015.

Net Interest Expense

Net interest expense increased by $2.5 million, or 3.8%, to $66.9 million in 2016, as compared to 2015. The increase was primarily explained by higher interest rates on the 2016 Secured Loan Agreement, which offset the lower interest expenses related to the 2016 notes ($24.7 million and $14.3 million, respectively). In addition, there was $5.1 million of interest income related to short-term investments in Brazil.

Loss from Derivative Instruments

Loss from derivative instruments increased by $0.2 million to $3.1 million in 2016, as compared to $2.9 million in 2015, primarily attributable to higher losses related to the ineffective portion of derivative instruments.

Foreign Currency Exchange Results

Foreign currency exchange results increased by $86.4 million, from a loss of $54.0 million in 2015 to a gain of $32.4 million in 2016, mainly due to the appreciation of the Brazilian real combined with a lower exposure to that currency in comparison with 2015 ($90.0 million) and a lower impact of exchange losses in Venezuela related to the reassessment of the exchange rate used for remeasurement purposes ($7.9 million). Those results were partially offset by negative results related to derivative instruments, amounting to $20.6 million.

Other Non-operating Expenses, Net

Other non-operating expenses, net increased by $1.7 million to a $2.4 million loss in 2016, as compared to a $0.6 million loss in 2015, primarily related to asset tax results amounting to $2.3 million.

Income Tax Expense

Income tax expense increased by $36.8 million, from $22.8 million in 2015 to $59.6 million in 2016, mainly explained by an improvement in Brazil’s taxable results as compared to 2015, and certain withholding tax expenses related to intercompany transactions. The resulting consolidated effective tax rate was 43.0% in 2016, as compared to (79.9)% in 2015.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests for 2016 decreased by $0.1 million to $0.2 million.

Net Income Attributable to Arcos Dorados Holdings Inc.

As a result of the foregoing, net income attributable to Arcos Dorados Holdings Inc. increased by $130.4 million, or 252.6%, to a gain of $78.8 million in 2016, from a loss of $51.6 million in 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Set forth below are our results of operations for the years ended December 31, 2015 and 2014.

	For the Years Ended December 31,		% Increase (Decrease)
	2015(1)	2014(1)
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$2,930,379	$3,504,302	(16.4)%
Revenues from franchised restaurants	122,361	146,763	(16.6)
Total revenues	3,052,740	3,651,065	(16.4)
Company-operated restaurant expenses:
Food and paper	(1,037,487)	(1,243,907)	(16.6)
Payroll and employee benefits	(660,773)	(791,677)	(16.5)
Occupancy and other operating expenses	(793,622)	(939,481)	(15.5)
Royalty fees	(149,089)	(173,663)	(14.2)
Franchised restaurants – occupancy expenses	(54,242)	(63,939)	(15.2)
General and administrative expenses	(270,680)	(272,065)	(0.5)
Other operating income (expenses), net	6,560	(95,476)	(106.9)
Total operating costs and expenses	(2,959,333)	(3,580,208)	(17.3)
Operating income	93,407	70,857	31.8
Net interest expense	(64,407)	(72,750)	(11.5)
Loss from derivative instruments	(2,894)	(685)	322.5
Foreign currency exchange results	(54,032)	(74,117)	(27.1)
Other non-operating (expenses) income, net	(627)	146	(529.5)
Loss before income taxes	(28,553)	(76,549)	(62.7)
Income tax expense	(22,816)	(32,479)	(29.8)
Net loss	(51,369)	(109,028)	(52.9)
Less: Net income attributable to non-controlling interests	(264)	(305)	(13.4)
Net loss attributable to Arcos Dorados Holdings Inc	(51,633)	(109,333)	(52.8)

____________________

(1)	Due to certain changes in accounting for expenses in 2016, certain reclassifications have been made from “Occupancy and other operating expenses” to “Payroll and employee benefits” in the Income Statement Data for the fiscal years ended December 31, 2015 and 2014. See Note 2 to our consolidated financial statements for additional information.

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2015 and 2014.

Systemwide Restaurants	For the Years Ended December 31,
	2015	2014
Systemwide restaurants at beginning of period	2,121	2,062
Restaurant openings	36	82
Restaurant closings	(16)	(23)
Systemwide restaurants at end of period	2,141	2,121

Company-Operated Restaurants	For the Years Ended December 31,
	2015	2014
Company-operated restaurants at beginning of period	1,577	1,538
Restaurant openings	18	56
Restaurant closings	(12)	(19)
Net conversions of franchised restaurants to Company-operated restaurants	5	2
Company-operated restaurants at end of period	1,588	1,577

Franchised Restaurants	For the Years Ended December 31,
	2015	2014
Franchised restaurants at beginning of period	544	524
Restaurant openings	18	26
Restaurant closings	(4)	(4)
Net conversions of franchised restaurants to Company-operated restaurants	(5)	(2)
Franchised restaurants at end of period	553	544

Revenues

	For the Years Ended December 31,		% Increase (Decrease)
	2015	2014
	(in thousands of U.S. dollars)
Sales by company-operated restaurants
Brazil	$1,289,543	$1,724,889	(25.2)%
Caribbean division	386,512	574,540	(32.7)
NOLAD	351,122	367,075	(4.3)
SLAD	903,202	837,798	7.8
Total	2,930,379	3,504,302	(16.4)
Revenues from franchised restaurants
Brazil	72,446	91,157	(20.5)
Caribbean division	11,632	19,680	(40.9)
NOLAD	16,242	18,039	(10.0)
SLAD	22,041	17,887	23.2
Total	122,361	146,763	(16.6)
Total revenues
Brazil	1,361,989	1,816,046	(25.0)
Caribbean division	398,144	594,220	(33.0)
NOLAD	367,364	385,114	(4.6)
SLAD	925,243	855,685	8.1
Total	3,052,740	3,651,065	(16.4)

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

In Brazil, food and paper costs decreased by $130.5 million, to $433.4 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 0.9 percentage points to 33.6%, primarily as a result of an unfavorable change in product mix, derived from promotional activities carried out in an attempt to offset the unfavorable macroeconomic environment.

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

Payroll and Employee Benefits

Our total payroll and employee benefits costs decreased by $130.9 million, or 16.5%, to $660.8 million in 2015, as compared to 2014. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs remained unchanged at 22.5%. Operational efficiencies in NOLAD and SLAD and lower insurance expenses in the Caribbean, were offset by a tax credit related to salaries in Brazil in 2014 and severances related with a reorganization plan in Brazil.

In Brazil, payroll and employee benefits costs decreased by $94.1 million, or 23.1%, to $313.1 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased by 0.7 percentage points to 24.3% as a result of a tax over salaries credit in 2014, severances related with headcount optimization in 2015 and higher contingencies related to the increased efficiency of Brazilian courts in managing certain labor claims.

In the Caribbean division, payroll and employee benefits costs decreased by $43.3 million, or 33.2%, to $87.3 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased by 0.2 percentage points to 22.6%, mainly due to lower insurance expenses, partially offset by a change in Venezuela’s relative weight in the Caribbean division´s payroll and employee benefits structure, related to the adoption of SIMADI as the reporting exchange rate, as Venezuela’s payroll and employee benefit costs as percentage of sales is lower than the rest of the countries in the Caribbean division.

In NOLAD, payroll and employee benefits costs decreased by $7.1 million, or 11.1%, to $56.9 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased 1.2 percentage points to 16.2%, resulting from an increase in operational efficiency.

In SLAD, payroll and employee benefits costs increased by $13.6 million, or 7.2%, to $203.5 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits decreased by 0.1 percentage points to 22.5% as a result of a reduced number of restaurant managers as compared to the prior year.

Occupancy and Other Operating Expenses

Our total occupancy and other operating expenses decreased by $145.9 million, or 15.5%, to $793.6 million in 2015, as compared to 2014. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses increased 0.3 percentage points to 27.1%, mainly due to the adoption of SIMADI as reporting exchange rate in Venezuela, since certain costs are measured in U.S. dollars at historical exchange rates while sales are translated at the applicable SIMADI exchange rate; coupled with higher rents paid to third parties, mainly in Brazil.

In Brazil, occupancy and other operating expenses decreased by $108.3 million, or 24.1%, to $340.8 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 0.4 percentage points to 26.4%, mainly as a result of higher rent expenses, due to a higher number of contracts paid based on the minimum value.

In the Caribbean division, occupancy and other operating expenses decreased by $48.2 million, or 27.9%, to $124.8 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 2.2 percentage points to 32.3% due to the adoption of SIMADI as the reporting exchange rate in Venezuela, since sales are translated at the applicable SIMADI exchange rate, while depreciation and amortization and certain operational inventories are valued at historical U.S. dollar cost. This was partially offset by lower cost of outside services in Colombia and lower cost of utilities in Puerto Rico.

In NOLAD, occupancy and other operating expenses decreased by $11.0 million, or 8.7%, to $116.2 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased 1.6 percentage points to 33.1%, mainly due to savings in electricity consumption and other cost efficiencies related to utilities.

In SLAD, occupancy and other operating expenses increased by $16.0 million, or 7.5%, to $228.3 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased 0.1 percentage points to 25.3%, mainly due to lower depreciation and amortization expenses as percentage of sales by Company-operated restaurants.

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

In the Caribbean division, royalty fees decreased by $3.2 million, or 14.6%, to $19.0 million in 2015, as compared to 2014. As a percentage of sales by Company-operated restaurants, royalty fees increased by 1.0 percentage point to 4.9% due to a relief granted by McDonald’s Corporation in Venezuela during 2014 due to the economic environment prevailing in that country.

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

General and Administrative Expenses

General and administrative expenses decreased by $1.4 million, or 0.5%, to $270.7 million in 2015, as compared to 2014. This decrease was mostly due to the depreciation of most currencies in the Territories against the U.S. dollar, amounting to $69.4 million, and a decrease in payroll due to the reorganization and optimization plans carried out during the second quarter of 2014 and the last quarter of 2015, amounting to $8.2 million. This was partially offset by salary increases amounting to $28.0 million, mainly linked to the inflation in Argentina and Venezuela, increases in outside services amounting to $20.0 million, higher bonuses and other variable compensation provisions amounting to $14.7 million, and increases in severance payments as a consequence of the staff reorganization amounting to $13.3 million.

In Brazil, general and administrative expenses decreased by $10.5 million, or 11.4%, to $82.0 million in 2015, as compared to 2014. The decrease resulted primarily from the depreciation of the real against the U.S. dollar amounting to $33.4 million, coupled with a decrease in payroll due to the reorganization and optimization plans carried out during second quarter of 2014 and last quarter of 2015 amounting to $1.3 million. This was partially offset by salary increases amounting to $8.4 million, increases in outside services amounting to $6.3 million, and bonuses and other variable compensation provisions amounting to $4.4 million, coupled with severance payment which amounted to $3.2 million. In addition, this decrease was partially offset by an increase in software amortization amounting to $2.3 million.

In the Caribbean division, general and administrative expenses decreased by $10.7 million, or 23.2%, to $35.6 million in 2015, as compared to 2014. This decrease was mainly due to the adoption of SIMADI as the reporting exchange rate in Venezuela and to the depreciation of other currencies in the Caribbean division, amounting to $16.8 million, coupled with a decrease in payroll cost due to the reorganization and optimization plans carried out in the second quarter of 2014 and the last quarter of 2015 amounting to $2.3 million. In addition, increases in occupancy expenses, amounting to $1.8 million. This was partially offset by salary increases mainly due to Venezuela’s inflation amounting to $3.7 million and higher bonuses and other variable compensation provisions amounting to $2.7 million, coupled with an increase in outside services amounting to $2.2 million and severance payments amounting to $1.2 million.

In NOLAD, general and administrative expenses decreased by $1.2 million, or 4.1%, to $28.3 million in 2015, as compared to 2014. The decrease was mostly due to the depreciation of the Mexican peso against the U.S. dollar amounting to $3.9 million, coupled with a decrease in payroll due to staff reorganizations carried out during the second quarter of 2014 and the last quarter of 2015 amounting to $ 0.9 million. This was partially offset by higher bonuses and other variable compensation provisions amounting to $1.8 million and an increase in outside services amounting to $1.1 million, coupled with salary increases and severance payments amounting to $0.6 million and $0.5 million, respectively.

In SLAD, general and administrative expenses increased by $4.9 million, or 13.8%, to $40.7 million in 2015, as compared to 2014. This increase is a result of salary increases linked to Argentina’s inflation amounting to $4.5 million, increases in severance payments amounting to $2.9 million and bonus and other variable compensation provisions amounting to $1.4 million, coupled with increases in occupancy expenses and outside services amounting to $2.6 million and increase in other payroll-related expenses amounting to $0.5 million. In addition, the increase was due to the increases in travel expenses and employee meals to $0.3 million and $0.1 million, respectively. This increase was partially offset mainly by the depreciation of the Argentine peso and other currencies in the division against the U.S. dollar amounting to $5.0 million, coupled with a decrease in payroll costs due to staff reorganizations carried out during the second quarter of 2014 and the last quarter of 2015 amounting to $2.6 million.

General and administrative expenses for Corporate and others increased by $16.1 million, or 23.8%, to $84.0 million in 2015, as compared to 2014. This increase was mostly due to salary increases linked to Argentina’s inflation, as a portion of our corporate expenses are located in Argentina, amounting to $10.9 million and an increase in outside services amounting to $8.0 million, coupled with an increase in severance payments amounting to $5.6 million and bonuses and other variable compensation provisions amounting to $4.4 million. This was partially offset by the depreciation of the Argentine peso against the U.S. dollar, amounting to $10.3 million, coupled with a decrease in payroll due to staff reorganizations carried out during the second quarter of 2014 and the last quarter of 2015 amounting to $1.0 million. In addition, this increase was partially offset by a decrease in travel expenses and meeting expenses amounting to $0.3 million and $0.2 million, respectively.

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

Operating Income

	For the Years Ended December 31,		% Increase (Decrease)
	2015	2014
	(in thousands of U.S. dollars)
Brazil	$116,820	$155,799	(25.0)%
Caribbean division	(40,102)	(91,859)	(56.3)
NOLAD	8,710	(9,150)	(195.2)
SLAD	78,022	62,768	24.3
Corporate and others and purchase price allocation	(70,043)	(46,701)	50.0
Total	93,407	70,857	31.8

Operating income increased by $22.6 million, or 31.8%, to $93.4 million in 2015, as compared to 2014.

Net Interest Expense

Net interest expense decreased by $8.3 million, or 11.5%, to $64.4 million in 2015, as compared to 2014. The decrease was primarily attributable to lower interest on the 2016 notes ($8.3 million), due to the depreciation of the Brazilian real.

Loss from Derivative Instruments

Loss from derivative instruments increased by $2.2 million to $2.9 million in 2015, as compared to $0.7 million in 2014, primarily due to the amendment of the cross-currency interest rate swap agreement ($2.6 million).

Foreign Currency Exchange Results

Foreign currency exchange results decreased by $20.1 million, to a $54.0 million loss in 2015, from $74.1 million in 2014, mainly due to lower foreign currency exchange loss in Venezuela related to the reassessment of the exchange rate used for remeasurement purposes for $50.6 million, partially offset by the net impact of the Brazilian real depreciation in intercompany balances and long-term debt ($25.8 million).

Other Non-operating Expenses, Net

Other non-operating expenses, net decreased by $0.8 million to a $0.6 million loss in 2015, as compared to a $0.1 million loss in 2014

Income Tax Expense

Income tax expense decreased by $9.7 million, from $32.5 million in 2014 to $22.8 million in 2015, mainly explained by an increase in deferred income tax benefit. The resulting consolidated effective tax rate was (79.9)% in 2015, as compared to (42.4)% in 2014. See Note 16 to our consolidated financial statements for a reconciliation of income tax expense for fiscal years 2015 and 2014.

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

Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period during the term of the MFAs. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable three-year period, while the reinvestment plan specifies the amount we must spend reimaging or upgrading restaurants during the applicable three-year period. Under the 2017-2019 restaurant opening and reinvestment plan, we are required to open 180 restaurants and to reinvest $292 million in existing restaurants. We expect to fund these commitments using cash flow from operations. However, we cannot assure you that we will generate enough cash flow from operations to fund these commitments, and their satisfaction may require us to incur future debt and/or equity financing.

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

Overview

Net cash provided by operations was $164.2 million in 2016, compared to $112.7 million in 2015. Our investing activities provided $23.0 million in comparison with an expenditure of $60.1 in 2015. Cash used in financing activities increased by $70.7 million, from $42.3 million in 2015 to $113.0 million in 2016. This was mainly as a result of the purchase of the 2016 notes and payments in connection with the final maturity of the 2016 notes amounting $169.4 million, the purchase of 2023 notes in 2016 for $80.8 million and higher payments on derivative instruments amounting to $26.1 million. This was partially offset by the proceeds from the 2016 Secured Loan Agreement which was entered into on March 29, 2016 amounting to $167.3 million, lower short term borrowings amounting to $26.6 million and the impact of no dividend payments during 2016.

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

At December 31, 2016, our total financial debt was $610.2 million, consisting of $579.7 million in long-term debt, of which $390.6 million related to the 2023 notes (including the original issue discount) and $164.4 million related to the 2016 Secured Loan Agreement (including the fair value adjustment), $25.6 million in other long-term borrowings and $4.7 million in capital lease obligations. The amount of long-term debt was offset by $5.6 million related to deferred financing costs and $30.5 million related to the fair market value of our outstanding derivative instruments.

At December 31, 2015, our total financial debt was $650.5 million, consisting of $652.6 million in long-term debt, of which $469.5 million related to the 2023 notes (including the original issue discount) and $158.8 million related to the 2016 notes, $22.5 million in other long-term borrowings and $5.6 million in capital lease obligations. The amount of long-term debt was offset by $3.8 million related to deferred financing costs and $2.5 million in short-term debt, partially offset by $4.6 million related to the fair market value of our outstanding derivative instruments (net of the liability portion amounting to $2.1 million).

Cash and cash equivalents were $194.8 million at December 31, 2016 and $112.5 million at December 31, 2015.

Comparative Cash Flows

The following table sets forth our cash flows for the periods indicated:

	For the Years Ended December 31,
	2016	2015	2014
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$164,189	$112,689	$193,091
Net cash provided by (used in) investing activities	23,018	(60,115)	(168,964)
Net cash (used in) provided by financing activities	(112,995)	(42,263)	1,184
Effect of exchange rate changes on cash and cash equivalents	8,072	(36,822)	(61,929)
Increase (decrease) in cash and cash equivalents	82,284	(26,511)	(36,618)

Operating Activities

	For the Years Ended December 31,
	2016	2015	2014
	(in thousands of U.S. dollars)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$78,810	$(51,633)	$(109,333)
Non-cash charges and credits	29,160	147,739	260,036
Changes in assets and liabilities	56,219	16,583	42,388
Net cash provided by operating activities	164,189	112,689	193,091

For the year ended December 31, 2016, net cash provided by operating activities was $164.2 million, compared to $112.7 million in 2015. The $51.5 million increase is mainly attributable to the increase in net income adjusted for non-cash charges of $11.9 million and the positive change in assets and liabilities of $39.6 million.

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

The following table presents our cash provided by (used in) investing activities by type:

	For the Years Ended December 31,
	2016	2015	2014
	(in thousands of U.S. dollars)
Property and equipment expenditures	$(92,282)	$(90,964)	$(169,813)
Purchases of restaurant businesses paid at acquisition date	—	(1,091)	(825)
Proceeds from sales of property and equipment and related advances	88,380	19,738	3,237
Proceeds from sale of restaurant businesses and related advances	25,090	3,861	1,938
Loans collected from / (granted to) to related parties	1,800	9,702	(2,500)
Others, net	30	(1,361)	(1,001)
Net cash provided by (used in) investing activities	23,018	(60,115)	(168,964)

The following table presents our property and equipment expenditures by type:

	For the Years Ended December 31,
	2016	2015	2014
	(in thousands of U.S. dollars)
New restaurant	$27,756	$26,376	$96,798
Existing restaurants	47,198	38,714	53,887
Other(1)	17,328	25,874	19,128
Total property and equipment expenditures	92,282	90,964	169,813

____________________

(1)	Primarily corporate equipment and other office expenditures.

In 2016, net cash provided by investing activities was $23.0 million, compared to an expenditure of $60.1 million in 2015. This variation of $83.1 million was primarily attributable to higher proceeds from sales of property and equipment and related advances ($68.6 million) and from sale of restaurant businesses and related advances ($21.2 million) associated with our asset monetization plan. This was partially offset by higher property and equipment expenditures ($1.3 million) and lower collections of loans granted to our related parties ($7.9 million).

Property and equipment expenditures increased by $1.3 million, from $91.0 million in 2015 to $92.3 million in 2016. The increase in property and equipment expenditures is explained by a higher investment in new restaurants ($1.4 million), as well as in existing restaurants ($8.5 million). In 2016, we opened 33 restaurants and closed 18 restaurants.

Proceeds from sales of property and equipment and related advances increased by $68.6 million to $88.4 million in 2016, as compared to 2015, primarily as a consequence of sales in Mexico and Argentina, as part of the Company’s asset monetization plans.

Proceeds from sales of restaurant businesses and related advances increased $21.2 million, mainly as a result of the conversion of company-operated restaurants into franchised restaurants mainly in Brazil, as part of the Company’s asset monetization plans.

In 2015, net cash used in investing activities was $60.1 million, compared to $169.0 million in 2014. This $108.9 million decrease in net cash used was primarily attributable to lower property and equipment expenditures ($78.8 million), higher proceeds from sales of property and equipment and related advances ($16.5 million), higher proceeds from sale of restaurant businesses ($1.9 million) and the collection of loans of related parties ($12.2 million). This was partially offset by lower other investing activities ($0.4 million) and lower purchases of restaurant businesses ($0.3 million).

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

Proceeds from sales of property and equipment and related advances increased by $16.5 million to $19.7 million in 2015, as compared to 2014, primarily as a consequence of advances received on property sales in Mexico, as part of the Company’s asset monetization plans.

In addition, in 2015 and 2014 we used $1.1 million and $0.8 million, respectively, to convert franchised restaurants into Company-operated restaurants. We paid for purchases in Mexico ($0.5 million) and in Argentina ($0.6 million) in 2015 and a purchase in Puerto Rico in 2014 ($0.8 million). Payments were also made in 2015 and 2016 in connection with this sale.

Financing Activities

	For the Years Ended December 31,
	2016	2015	2014
	(in thousands of U.S. dollars)
Proceeds from secured loan agreement	$167,262	$—	$—
Dividend payments to Arcos Dorados Holdings Inc.’ shareholders	—	(12,509)	(50,036)
Net collections (payments) of derivative instruments	(6,268)	19,817	—
Purchase of 2023 Notes	(80,800)	—	—
Purchase and repayment of 2016 Notes	(181,156)	(11,710)	—
Issuance of other long-term debt	—	—	33,267
Net short-term borrowings	(2,488)	(29,043)	26,296
Other financing activities	(9,545)	(8,818)	(8,343)
Net cash (used in) provided by financing activities	(112,995)	(42,263)	1,184

Net cash used in financing activities was $113.0 million in 2016, compared to $42.3 million provided in 2015. The $70.7 million increase in the amount of cash used in financing activities was primarily attributable to the purchase of 2016 notes and payments in connection with the final maturity of the 2016 notes amounting to $169.4 million, the purchase of 2023 notes in 2016 for $80.8 million and higher payments on derivative instruments amounting to $26.1 million. This was partially offset by the proceeds from the 2016 Secured Loan Agreement amounting to $167.3 million, lower short term borrowings amounting to $26.6 million and the impact of no dividend payments during 2016.

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

The 2016 Secured Loan Agreement

On March 29, 2016, our Brazilian subsidiary, Arcos Dourados Comércio de Alimentos Ltda. (“Arcos Comércio”), entered into a secured loan agreement with Citibank N.A., Bank of America N.A., Itau BBA International plc, JPMorgan Chase Bank, N.A. and Banco Santander (Brasil) S.A., Cayman Islands Branch, as initial lenders, under which Arcos Comércio received total proceeds of $167.3 million (R$613.9 million as of the signing date). Each loan under the 2016 Secured Loan Agreement bore interest at the following annual interest rates:

Lender	Annual Interest Rate
Citibank N.A.	3M LIBOR + 2.439%
Itau BBA International plc	5.26%
Banco Santander (Brasil) S.A., Cayman Islands Branch	4.7863%
Bank of America N.A.	3M LIBOR + 4.00%
JPMorgan Chase Bank, N.A.	3M LIBOR + 3.92%

In order to fully convert each loan under the second loan agreement into Brazilian reais, Arcos Comércio entered into five cross-currency interest rate swap agreements with the local subsidiaries of the same lenders, to fully hedge the principal and interest cash flows of each of the loans under the secured loan agreement. Consequently, the loan was fully converted into Brazilian reais at a rate of 3.67 reais per U.S. dollar, amounting to R$613.9 million. All the terms of the cross-currency interest rate swap agreements matched the terms of the secured loan agreement. Considering the cross currency interest rate swap agreements, the final interest rate of the secured loan agreement was the Interbank Market reference interest rate (or “CDI” in Brazil), plus 4.50% per year. Interest payments were made quarterly, beginning June 2016.

The loan was fully and unconditionally guaranteed on a senior secured basis by certain subsidiaries, and secured by (i) certain credit and debit card receivables arising from sales in certain Brazilian restaurants operated by Arcos Comércio; and (ii) the positive mark to market of the cross currency interest rate swap agreements.

The loan proceeds were primarily used to repay the Company’s 2016 notes. We incurred $3.2 million of financing costs related to the 2016 Secured Loan Agreement, which were capitalized as deferred financing costs and are being amortized over the life of the loan. For more information on the 2016 notes, see “—The 2016 Notes”.

On April 11, 2017, we repaid the Secured Loan Agreement, plus accrued and unpaid interest and certain transaction costs for a total of $169.7 million. In addition, on April 13, 2017 and April 17, 2017, we unwound the related derivative instruments for a total of R$122.7 million. These payments were made using the proceeds of the offering of the 2027 notes. For more information on the 2027 notes, see “—The 2027 Notes”.

Revolving Credit Facilities

On August 3, 2011, our subsidiary, Arcos Dorados B.V., entered into a committed revolving credit facility with Bank of America, N.A., as lender, for $50 million. On August 31, 2013, Arcos Dorados B.V. renewed the revolving credit facility for $75 million maturing on August 3, 2015. On July 30, 2015, we renewed this facility for $50 million maturing on August 3, 2016. On August 1, 2016, we renewed this revolving credit facility for up to $25 million maturing on August 3, 2017. This revolving credit facility will permit us to borrow money from time to time to cover our working capital needs and for other lawful general corporate purposes.

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

On August 31, 2015, the Company entered into a revolving credit facility with JPMorgan Chase Bank, N.A., for up to $25 million, which matured on October 1, 2016. On November 10, 2016, Arcos Dorados B.V. entered into a new revolving credit facility with JPMorgan Chase Bank, N.A. for up to $25 million maturing on November 10, 2017. Each loan made to Arcos Dorados B.V. under the revolving credit facility will bear interest at an annual rate equal to LIBOR plus 2.50%. Interest on each loan will be payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

The obligations of Arcos Dorados B.V. under the revolving credit facilities are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. Furthermore, the agreements include customary covenants including, among others, restrictions on the ability of Arcos Dorados B.V., the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws; and (vii) permit the consolidated net indebtedness to EBITDA ratio to be greater than 3.0 to 1 as of the last day of the fiscal quarter ended December 31, 2016 and thereafter. The revolving credit facilities provide for customary events of default, which, if any of them occurs, would permit or require the relevant lender to terminate its obligation to provide loans under the relevant revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

As of December 31, 2016, the mentioned ratio was 1.64 and thus we are currently in compliance with the ratio under both revolving credit facilities.

2016 Notes

In July 2011, we issued R$400 million aggregate principal amount of notes due 2016 bearing interest of 10.25% per year, payable in U.S. dollars, which we refer to as the 2016 notes. In addition, on April 24, 2012, we issued an additional R$275 million aggregate principal amount of the 2016 notes at a price of 102.529%. The 2016 notes are denominated in reais, but payment of principal and interest will be made in U.S. dollars. The 2016 notes matured on July 13, 2016. Interest was paid semiannually in arrears on January 13 and July 13 of each year.

The 2016 notes were listed on the Luxembourg Stock Exchange and traded on the Euro MTF Market.

During November 2015 and January 2016, we redeemed a portion of the outstanding principal amount of its 2016 notes. Furthermore, on April 8, 2016, we launched a cash tender offer for any and all of the outstanding 2016 notes at a redemption price equal to 97%, which expired on May 5, 2016. The holders who tendered their 2016 notes prior to April 21, 2016 received a redemption price equal to 100%. The results related to the cash tender offer and the accelerated amortization of the related to deferred financing cost were recognized as interest expense in the income statement. On July 13, 2016, the remaining 2016 notes matured and we paid the outstanding principal amount of R$200,991 (equivalent to $60,965) plus accrued and unpaid interest amounting to R$10,301 (equivalent to $3,124) related to the Notes.

The following table presents information related to the purchase and repayments of the principal of the 2016 Notes:

		Amount
Date	Redemption price	R$	$
November 25, 2015	93.75%	40,000	9,995
November 30, 2015	93.75%	7,039	1,715
January 29, 2016	97.75%	1,180	288
April 21, 2016	100.00%	421,765	118,797
May 5, 2016	97.00%	4,025	1,106
July 13, 2016	100.00%	200,991	60,965
Total		675,000	192,866

2023 Notes

In September 2013, we issued senior notes for an aggregate principal amount of $473.8 million under an indenture dated September 27, 2013, which we refer to as the 2023 notes. The total aggregate principal amount of the 2023 notes consists of $375 million issued for cash and $98.8 million issued in exchange for the 7.5% senior notes due 2019 issued by Arcos Dorados B.V. in October 2009 (the “2019 notes”) that were properly tendered (and not validly withdrawn) pursuant to a tender offer, exchange offer and consent solicitation we launched in September 2013 (the “2013 Tender and Exchange Offer). The 2023 notes mature on September 27, 2023 and bear interest of 6.625% per year. Interest is paid semiannually on March 27 and September 27. The proceeds from the issuance of the 2023 notes were used to pay the principal and premium on the 2019 notes in connection with the 2013 Tender and Exchange Offer, to repay certain of the short-term indebtedness we had with Banco Itaú BBA S.A., to unwind a cross-currency interest rate swap with Bank of America, N.A. and for general corporate purposes.

The 2023 notes are redeemable at our option at any time at the applicable redemption price set forth in the indenture.

The 2023 notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our subsidiaries. The 2023 notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of our and the guarantors' existing and future secured indebtedness to the extent of the assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of our subsidiaries that are not guarantors.

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

On June 1, 2016, we launched a cash tender offer to purchase up to $80 million of the outstanding 2023 notes at a redemption price equal to 98%, which expired on June 28, 2016. The holders who tendered their 2023 notes prior to June 14, 2016 received a redemption price equal to 101%. As a result of this transaction, we redeemed 16.89% of the outstanding principal amount of the 2023 notes. The total payment was $80.8 million (including $0.8 million of early tender payment) plus accrued and unpaid interest. The results related to the cash tender offer and the accelerated amortization of the related deferred financing cost were recognized as interest expense in the income statement.

On March 16, 2017, we announced the commencement of a second tender offer to purchase for cash up to $80 million aggregate principal amount of the properly tendered (and not validly withdrawn) outstanding 2023 notes (the “2017 Tender Offer”). As a result of the early settlement of the 2017 Tender Offer, we repurchased $45.3 million of the 2023 notes on April 5, 2017. The 2017 Tender Offer expired on April 12, 2017. As a result of the final settlement of the 2017 Tender Offer, we repurchased an additional $0.4 million of the 2023 notes on April 19, 2017. As of April 19, 2017, $348.1 million aggregate principal amount of the 2023 notes was outstanding after giving effect to the 2017 Tender Offer.

The 2023 notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

We may issue additional 2023 notes from time to time pursuant to the indenture governing the 2023 notes.

2027 Notes

In April 2017, we issued senior notes for an aggregate principal amount of $265.0 million under an indenture dated April 4, 2017, which we refer to as the 2027 notes. The 2027 notes mature on April 4, 2027 and bear interest of 5.875% per year. Interest is paid semiannually on April 4 and October 4, commencing on October 4, 2017. The proceeds from the issuance of the 2027 notes were used to repay the 2016 Secured Loan Agreement and unwind the related derivative instruments, to pay the principal and premium on the 2023 notes in connection with the 2017 Tender Offer and for general corporate purposes.

The 2027 notes are redeemable at our option under certain circumstances as set forth in the indenture at the applicable redemption prices set forth therein.

The 2027 notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our subsidiaries. The 2027 notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of our and the guarantors' existing and future secured indebtedness to the extent of the assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of our subsidiaries that are not guarantors.

The indenture governing the 2027 notes limits our and our subsidiaries’ ability to, among other things, (i) incur additional indebtedness; (ii) make certain restricted payments; (iii) create certain liens; (iv) enter into sale and lease-back transactions; and (v) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the 2027 notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2027 notes to be due and payable immediately.

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

D.	Trend Information

Our business and results of operations have recently experienced the following trends, which we expect will continue in the near term:

•	Social upward mobility in Latin America and the Caribbean: Historically, our sales have benefited, and we expect to continue to benefit, from our Territories’ population size, younger age profile and improving socio-economic conditions when compared to more developed markets. This has led to a modernization of consumption patterns and increased affordability of our products across socio-economic segments, leading to greater demand for our products. While consumer behavior will continue to be cyclical and dependent on macroeconomic activity, we expect to continue to benefit from this trend in the long term.

•	Decline in free time: More single-parent and dual-earner households have increased the demand for the convenience offered by eating out and takeout food.

•	Product offerings: Our beverages, core meals, desserts, breakfast, reduced calorie and sodium products, and value menu item offerings have been popular among customers and—combined with our revenue management—have helped us remain relevant with our customers.

•	Increased competition in some markets: The popularity of the QSR concept in Latin America has attracted new competitors. Even though we have been able to protect our market share in many of these markets, we have seen a reduction in pricing flexibility and have increased the focus of our marketing efforts on value offerings.

•	Macroeconomic deterioration and increasing uncertainty in Latin America and the Caribbean: Our business and results of operations have been impacted by increasingly negative macroeconomic and consumer trends in some of our main markets. The lower rate of economic growth and reduced rates of consumption are expected to continue in the short term.

•	Inflationary environment: Over the last few years, we have been able through our revenue management strategy to partially mitigate cost increase tied to inflation. However, inflation has been, and will continue to be, an important factor affecting our results of operations, specifically impacting our labor costs, food and paper costs, occupancy and other operating expenses and general administrative expenses.

•	Increased volatility of foreign exchange rates and impact of currency controls: Our results of operations have been impacted by increased volatility in foreign exchange rates in many of the Territories, particularly the significant devaluation of local currencies against the U.S. dollar. We expect that foreign exchange rates will continue to be an important factor affecting our foreign currency exchange results and the “Accumulated other comprehensive loss” component of shareholders’ equity and, consequently, our results of operations and financial condition.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table presents information relating to our contractual obligations as of December 31, 2016.

	Payment Due by Period
Contractual Obligations	Total	2017	2018	2019	2020	2021	Thereafter
	(in thousands of U.S. dollars)
Capital lease obligations(1)	$6,214	$1,098	$1,047	$1,047	$556	$513	$1,953
Operating lease obligations	953,523	142,152	126,708	112,017	100,577	85,686	386,383
Contractual purchase obligations(2)	134,098	111,208	14,054	6,941	1,795	62	38
2023 notes(1)(3)	576,376	26,087	26,087	26,087	26,087	26,087	445,941
Secured loan agreement(1)(3	186,592	25,394	56,823	70,480	33,895	—	—
Other long-term borrowings(1)	34,889	4,595	5,238	5,074	4,772	4,449	10,761
Derivative instruments	30,491	19,876	13,038	4,088	(875)	1,581	(7,217)
Total	$1,922,183	$330,410	$242,995	$225,734	$166,807	$118,378	$837,859

____________________

(1)	Includes interest payments.

(2)	Includes automatic annual renewals, which contains only enforceable and legally binding unconditional obligations corresponding to prevailing agreements without considering future undefined renewals when the agreement is cancellable by us. This type of purchase obligation represents $68.5 million of contractual obligations for 2017 only.

(3)	Does not include the impact of the deferred financing costs, the fair value adjustment related to the 2016 Secured Loan Agreement and the net discount related to the issue of the 2023 notes.

The table set forth above excludes projected payments on our restaurant opening and reinvestment plans pursuant to the MFAs in respect of which we do not yet have any contractual commitments.

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors

Our Board of Directors currently consists of eight members, three of whom are independent directors. We have two additional seats on the Board of Directors which are currently vacant, as further described below. In case of a tie vote by the Board of Directors, the Executive Chairman will have the deciding vote. Our memorandum and articles of association authorize us to have eight members, and the number of authorized members may be increased or decreased by a resolution of shareholders or by a resolution of directors. On November 1, 2012 and August 2, 2013, respectively, our Board of Directors passed resolutions increasing the number of authorized members of our Board of Directors to nine and ten, respectively.

Pursuant to our articles of association, our Board of Directors is divided into three classes. There is no distinction in the voting or other powers and authorities of directors of different classes. The members of each class serve staggered, three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of shareholders in the year in which their term expires. At our most recent annual general meeting of shareholders, held on April 24, 2017, our shareholders re-elected Mr. Michael Chu, Mr. José Alberto Vélez and Mr. José Fernández to serve as Class III directors, and in order to divide the current composition of the Board of directors of the Company as nearly equal as possible, Mr. Sergio Alonso was re-elected to serve as Class I director.

The classes are currently composed as follows:

•	Mr. Staton, Mr. Gutiérrez and Mr. Alonso are Class I directors, whose term will expire at the annual meeting of shareholders to be held in 2018;

•	Mr. Hernández-Artigas and Mrs. Franqui are Class II directors, whose term will expire at the annual meeting of shareholders to be held in 2019; and

•	Mr. Chu, Mr. Vélez and Mr. Fernández are Class III directors, whose term will expire at the annual meeting of shareholders to be held in 2020.

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

The following table presents the names of the members of our Board of Directors:

Name	Position	Age
Woods Staton	Executive Chairman	66
Sergio Alonso	CEO	53
Annette Franqui	Director	54
Carlos Hernández-Artigas	Director	52
Michael Chu	Director	67
José Alberto Vélez	Director	66
José Fernández	Director	54
Ricardo Gutiérrez Muñoz*	Director	73

____________________

(*)	Joined the Board of Directors on July 1, 2016 as an independent director.

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

Annette Franqui. Mrs. Franqui has been a member of our board of directors since 2007 and is a member of the Compensation and Nomination Committee. She graduated with a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania in 1984 and an MBA from the Stanford Graduate School of Business in 1986. She is also a Chartered Financial Analyst. Mrs. Franqui began her career in 1986 with J.P. Morgan and joined Goldman Sachs in 1989. In 1994, she returned to J.P. Morgan where she became a Managing Director and the Head of the Latin America Research Department. Mrs. Franqui joined Panamco in 2001 as Vice President of Corporate Finance and became the Chief Financial Officer in 2002. She is one of the founding partners of Forrestal Capital and is currently a board member of Latam LLC, and, on a volunteer basis, AARP.

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

Michael Chu. Mr. Chu has been an independent member of our board of directors since April 2011 and is a member of our Audit Committee. He graduated with honors from Dartmouth College in 1968 and received an MBA with highest distinction from the Harvard Business School in 1976. From 1989 to 1993, Mr. Chu served as an executive and limited partner in the New York office of the private equity fund Kohlberg Kravis Roberts & Co. From 1993 to 2000, Mr. Chu was with ACCION International, a nonprofit corporation dedicated to microfinance, where he served as President and CEO. Mr. Chu currently holds an appointment as Senior Lecturer at the Harvard Business School and is Managing Director and cofounder of the IGNIA Fund, an investment firm dedicated to investing in commercial enterprises serving low-income populations in Mexico. He was a founding partner of, and continues to serve as Senior Advisor to, Pegasus Group, a private equity firm in Buenos Aires.

José Alberto Vélez. Mr. Vélez has been an independent member of our board of directors since June 2011 and is a member of our Audit Committee. Mr. Vélez received a Master of Science in Engineering degree from the University of California, Los Angeles, and a degree in Administrative Engineering from Universidad Nacional de Colombia. Mr. Vélez previously served as the CEO of Suramericana de Seguros, the leading insurance company in Colombia, and also as the CEO of Inversura, a holding company that integrates the leading insurance and social security companies in Colombia. He was the Chief Executive Officer of Cementos Argos S.A. between 2003 and 2012. From 2012 until March, 2016, he was the President of Grupo Argos, a holding group with investments in cement, energy, mining, ports and real estate. He is currently a member of the Boards of Directors of Grupo Crystal and Grupo Daabon in Colombia He also is Chairman of the Board of Trustees of the Universidad EAFIT. In addition, he sits on the advisory board of the Council of the Americas, based in New York and he is member of the Latin American Chapter of the Wilson Center in Washington D.C.

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

Ricardo Gutiérrez Muñoz. Mr. Gutiérrez Muñoz is an independent member of our board of directors since July 1, 2016 and is a member of our Audit Committee. He graduated with a Bachelor’s Degree in Accounting from the Instituto Politécnico Nacional (Mexico City) and a Master’s Degree in Financing from the Universidad Lasalle (Mexico City). He also pursued postgraduate studies in Mexico and in the USA and has an extensive background in financing, restructuring and expanding companies. Mr. Gutiérrez Muñoz was CEO of Mexichem from 1994 to 2010 where he was responsible for managing 75 companies in México, the Americas, Europe, Japan and Taiwan. Before joining Mexichem, he was Vice-President of Empresas Lanzagorta, CEO and board member of Industrias Synkro and CFO of the Indetel/Alcatel Company. Currently he is the CEO of the CP Latina Company, a drilling contractor, and Chairman of the board of Grupo Pochteca. In addition, he is also board member of Grupo Kaluz, Bolsa Mexicana de Valores (Mexican Stock Exchange), Promotora de Empresas Zano (Proeza), Cinépolis (Organización Ramírez), Empresas ICA, Grupo Aeroportuario del Centro Norte OMA, Genommalab e Industria Mexicana del Aluminio (IMASA).

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

The following table lists our current executive officers:

Name	Position	Initial Year of Appointment	At Arcos Dorados Since
Sergio Alonso	Chief Executive Officer	2015	1987
Marcelo Rabach	Chief Operating Officer	2015	1990
Mariano Tannenbaum	Chief Financial Officer	2017	2008
Juan David Bastidas	Chief Legal Counsel	2010	2010
Paulo Camargo	Divisional President—Brazil	2015	2011
Alejandro Yapur	Divisional President—SLAD	2013	1986
Rogério Barreira	Divisional President—NOLAD	2015	1984
Luis Raganato	Divisional President—Caribbean	2014	1991
Sebastian Magnasco	Vice President of Development	2007	1994
Dan Gertsacov	Chief Marketing and Digital Officer	2017	2014
Diego Benenzon	Vice President of Human Resources	2014	2009
José Valledor Rojo	Vice President of Supply Chain	2015	1990
Marlene Fernandez del Granado	Vice President of Government Relations	2011	2009
Daniel Schleiniger	Vice President of Corporate Communications and Investor Relations	2017	2014

The following is a brief summary of the business experience of our executive officers who are not also directors. Unless otherwise indicated, the current business addresses for our executive officers is Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB) and Dr. Luis Bonavita 1294, Office 501, WTC Free Zone, Montevideo, Uruguay.

Marcelo Rabach. Mr. Rabach, 47, is our Chief Operating Officer, and prior to his appointment as such in August 2015, Divisional President for NOLAD since 2013, Vice President of Operations Development since 2012 and Divisional President in Brazil since 2008. He graduated with a degree in Business Administration from Universidad Argentina de la Empresa in 2002. He began his career at McDonald’s Argentina in 1990 and has over 17 years of line operations experience, starting as a crew employee and steadily advancing into larger operational roles. From 1999 until his appointment as McDonald’s Chief Operating Officer in Venezuela in 2005, Mr. Rabach was responsible for the operations, real estate, construction, human resources, local store marketing, and training and franchising of a region within Argentina, holding the positions of Operations Manager and Operations Director. He was the Chief Operating Officer in Venezuela from 2005 until 2008.

Mariano Tannenbaum. Mr. Tannenbaum, 43, is our Chief Financial Officer. He joined Arcos Dorados in 2008 and has held several positions at the corporate level, with his last position being Senior Director of Corporate Finance. Previously, Mr. Tannenbaum had a long international career in Europe and the United States. He worked for the IFG Group, a Swiss private bank, for Tyco International in Switzerland and Princeton, New Jersey and for Sabre Holdings in London. He began his career working for an economic consulting firm in Argentina as well as for the Argentine government, as part of the Ministry of Treasury and Public Finances. Mr. Tannenbaum has an economics degree from the Universidad de Buenos Aires, a Master’s in finance from the Universidad Torcuato Di Tella and an MBA with a concentration in finance from the London Business School.

Juan David Bastidas. Mr. Bastidas, 49, is our Chief Legal Counsel. He attended Universidad Pontificia Bolivariana in Colombia, where he received a Law Degree. He graduated as a Business Law Specialist from the same university. He has post-graduate studies in International Business, Business Administration and Senior Management. Mr. Bastidas worked from 1994 to 1995 as an international operations lawyer for Banco Industrial Colombiano (Bancolombia). He served as Chief Legal Counsel and Secretary of the board of directors of Interconexión Electrica S.A. E.S.P.–ISA from 1995 to 2010 before joining us in July 2010.

Paulo Camargo. Mr. Camargo, 48, was appointed Divisional President for Brazil in October 2015. Prior to Mr. Camargo’s promotion, he served as Vice President of Operations for the Brazil Division for four years. Mr. Camargo has over 20 years of experience in the consumer, retail and services industry. He has worked for companies such as PepsiCo, FASA Corporation and Iron Mountain across a variety of geographies. Before joining Arcos Dorados in 2011, he was President of the Spain Division at Iron Mountain. Mr. Camargo has a postgraduate degree in Business Administration from Mackenzie University in São Paulo, and also holds an MBA from IEDE Business School in Spain. He has undertaken executive training at Harvard Business School in the United States, Henley Business School in England and the IESE Business School in Spain.

Alejandro Yapur. Mr. Yapur, 48, was appointed Divisional President of SLAD in July 2013. He began his career in 1986 as a crew member at the first McDonald’s restaurant in Argentina and had the opportunity to serve as Manager in the Marketing, Operations and Corporate Communications areas of Arcos Dorados in Argentina. In 2005 he was promoted to Managing Director of Uruguay and in 2007 became responsible for the Company’s Chilean operations. In 2011, Mr. Yapur became Regional Managing Director for the Southern Cone Region (Argentina, Chile and Uruguay) until 2013 when he was promoted to his current position. He graduated from the Universidad de Estudios Empresariales in Buenos Aires and subsequently went on to earn a Master’s degree in Communications from Universidad Austral.

Rogério Barreira. Mr. Barreira, 48, was appointed Divisional President for NOLAD in October 2015. Prior to Mr. Barreira’s promotion, he served as Vice President of Operations for the Brazil Division for four years. Mr. Barreira has over 32 years of experience in Arcos Dorados, acting in different key positions role in Brazil. Mr. Barreira has a Master in Business Administration from Foundation Getulio Vargas in Brazil and, and also holds a degree in Marketing and Business Planning from Anhembi-Morumbi University in Brazil.

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

Sebastian Magnasco. Mr. Magnasco, 47, is our Vice President of Development and served, prior to his appointment as such, in the same capacity in SLAD. He graduated with a degree in Engineering from Instituto Tecnológico Buenos Aires, in 1990. He began his career at McDonald’s in 1994 and held the positions of Real Estate & Equipment Director of Argentina and IT, Real Estate and Equipment Director of Argentina until his appointment as Vice President of Development of SLAD in 2005.

Dan Gertsacov. Mr. Gertsacov, 42, is our Chief Marketing and Digital Officer. He joined the company in 2014 as Chief Digital Officer and is responsible for designing and implementing the digital strategy. Prior to joining Arcos Dorados, he served as head of new markets for Latin America and the Caribbean at Google and Vice President of business development for Univision Networks, among other positions in leading companies. Mr. Gertsacov holds a Bachelor’s degree in Economics and International Development from the University of Richmond and an MBA from Harvard Business School.

Diego Benenzon. Mr. Benenzon, 50, is our Vice President for Human Resources. He joined the Company in April 2008 as a SLAD HR Talent and Development Director and has over ten years’ experience in leadership positions at Citibank where he was Vice President of Human Resources before joining the Company. Prior to Citibank Mr. Benenzon was a human resources consultant at Roland Berger International. He has also served as a senior consultant to various large companies and NGOs and has teaching experience. Mr. Benenzon graduated with a degree in psychology from Universidad John F. Kennedy and holds a postgraduate degree from the Universidad de Buenos Aires.

José Valledor. Mr. Valledor, 50, is our Vice President of Supply Chain. Prior to his appointment as such, he was Divisional President in Brazil. He joined us in 1990 as an assistant in the accounting department, and four years later he became Manager of that department. In 2005, he became Regional Operations Director, responsible for the markets of Uruguay, Paraguay and Argentina. Two years later, he became Argentina’s General Director while continuing to supervise the market operations in Uruguay, Chile and Paraguay. Mr. Valledor Rojo has a degree in Business Administration and a postgraduate degree from the Instituto de Altos Estudios (IAE) in Buenos Aires, Argentina.

Marlene Fernandez. Ms. Fernandez, 55, is Vice President of Government Relations. Prior to joining us in 2009, she served as Executive Director of the Gallup Organization in Latin America and held various governmental positions, including member of Bolivia’s Chamber of Deputies, Bolivian Ambassador to the United States and Permanent Representative to the Organization of American States in Washington, D.C., the European Union and Italy. Ms. Fernandez graduated with a degree in Communications and Public Relations from Universidad John F. Kennedy in Buenos Aires. She holds a Master of Science with a specialization in broadcast journalism from Boston University and has completed doctorate courses at Harvard University in Law and Diplomacy, Strategic Communications, Conflict Resolution and Negotiations in Conflict Areas.

Daniel Schleiniger, 43, is our Vice President of Corporate Communications and Investor Relations. He joined the Company in February 2014 as Director of Investor Relations. Prior to joining Arcos Dorados, he worked for many years in Coral Gables, Florida, for the Cisneros Group of Companies in a number of roles, including Senior Manager of Investor Relations, Director of Corporate Financial Planning and Vice President and Treasurer. Mr. Schleiniger’s experience also includes equity research at Morgan Stanley in New York, corporate banking with Unibanco in São Paulo and consulting work for Wharton Econometric Forecasting Associates in Philadelphia. Mr. Schleiniger holds a Bachelor of Science degree in chemistry and an MBA with a concentration in finance from the University of Delaware.

B.	Compensation

Long-term and Equity Incentive Plans

Long-term Incentive Plan

We implemented a long-term incentive plan in 2008 (the “2008 long-term incentive plan”) to reward certain employees for the success of our business. In accordance with this plan, we historically granted phantom equity units, called CADs, annually to certain employees, pursuant to which such employees are entitled to receive, upon vesting, a cash payment equal to the appreciation in the fair value of the award over the base value of the award. In 2011, our Board approved the use of the Company’s market capitalization following our initial public offering as the metric used to determine the Company’s fair market value under this incentive plan in place of the existing formula used to determine the current value of the awards. Due to an extension granted in April 2014, the exercise rights for any outstanding CADs under this plan will expire in May 2017 or May 2018, depending on their grant date.

As of December 31, 2016, 627,134 CADs were outstanding, as compared to 664,775 CADs as of December 31, 2015. During 2016, 4,550 CADs were exercised, and the total amount paid for these exercises was $0.02 million. A total of $33,091 CADs was forfeited during 2016. At December 31, 2016, we maintain a current payable of $0.5 million related to these exercises that is presented within “accrued payroll and other liabilities” in our balance sheet.

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

On May 10, 2014, we made the annual grants for 2014 to certain of our executive officers and other employees. The grants include 317,351 restricted share units and 247,475 stock options that will vest as follows: 40% on the second anniversary of the grant date and 20% on each of the following three anniversaries. Each stock option granted represents the right to acquire one class A share at a strike price of $8.58 (the closing price on the grant date), while each restricted share unit represents the right to receive one class A share when vested.

On May 8, 2015, we made the annual grants for 2015 to certain of our executive officers and other employees. The grants include 923,213 restricted share units that will vest as follows: 40% on the second anniversary of the grant date and 20% on each of the following three anniversaries. Each restricted share unit represents the right to receive one class A share when vested.

On May 10, 2016, we made the annual grants for 2016 to certain of our executive officers and other employees. The grants include 865,291 restricted share units that will vest as follows: 40% on the second anniversary of the grant date and 20% on each of the following three anniversaries. Each restricted share unit represents the right to receive one class A share when vested.

The maximum number of shares that may be issued under the 2011 Plan is 5,238,235 class A shares, equal to 2.5% of our total outstanding class A and class B shares immediately following our initial public offering on April 14, 2011. We issued 172,328 class A shares during 2016 in connection with the partial vesting of outstanding restricted share units.

On June 28, 2016, 1,117,380 stock options were converted into liability awards. There were no incremental compensation costs resulting from the modification and only 104 employees were affected. As of December 31, 2016, the accumulated additional paid-in capital related to these units as measured from the grant date amounted to $5,820 (net of $9, which was reclassified under “Accrued payroll and other liabilities-non current” in our consolidated balance sheet). The accrued liability is remeasured on a monthly basis until settlement.

See Note 17 to our consolidated financial statements for additional information.

We intend to make the 2017 annual grant under the 2011 Plan during the second quarter of 2017.

Compensation of Directors and Officers

General

The approximate aggregate annual total cash compensation for our 14 officers was $7.1 million in 2016. In 2016, we approved annual compensation for our non-executive directors of $140,000 each, payable 100% in cash. The cash payments corresponding to services performed in 2016 were paid $105,000 each in 2016 and $35,000 each in 2017, except for Mr. Gutiérrez’s compensation, which was paid in full in 2016. We have not entered into any service contracts with our directors to provide for benefits upon termination of employment.

C.	Board Practices

Our Committees

Audit Committee

Our audit committee consists of three directors, Mr. Chu, Mr. Vélez and Mr. Gutiérrez, who are independent within the meaning of the SEC and NYSE corporate governance rules applicable to foreign private issuers. Our Board of Directors has determined that Mr. Chu, Mr. Vélez and Mr. Gutiérrez are also “audit committee financial experts” as defined by the SEC.

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

As of December 31, 2016, we had a total of approximately 82,040 employees in company-operated restaurants and staff throughout the Territories. Of this number, 83.0% were crew, 15.0% were restaurant managers and the remainder were professional staff. Approximately 40.0% of our employees were located in Brazil.

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

In August 2012, the Labor Prosecutor’s Office of the State of Pernambuco (Ministério Público do Trabalho do Estado de Pernambuco) filed a civil complaint against us in the Labor Court of Pernambuco (Justiça do Trabalho de Pernambuco) regarding alleged noncompliance with certain labor laws. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Brazilian Labor Litigation.”

The following table illustrates the distribution of our employees by division and employee category as of December 31, 2016. Due to the reorganization of our segments effective January 1, 2013, the segment information below is not directly comparable to the segment information presented in our annual reports on Form 20-F for the years prior to 2013. See “Presentation of Financial and Other Information—Operating Data.”

Division	Crew	Restaurant Managers	Professional Staff	Total
Brazil	26,567	5,978	489	33,034
Caribbean division	8,759	1,659	315	10,733
NOLAD	8,310	1,801	248	10,359
SLAD	27,914	3,154	284	27,540
Corporate and other	0	0	374	374
Total	67,738	12,592	1,710	82,040

Restaurant managers are responsible for the daily management of our restaurants. As such, we have a comprehensive training program for them that is focused on customer management practices, food preparation and other operational procedures. Standards are taught and continuously reinforced through the use of such training programs. We also use performance measurements on a continual basis, both internally and externally in connection with all our restaurants. Our internal on-site visit restaurant operations improvement process evaluates operational standards, which are compared globally to assure continuous improvement. We also contract third parties, which we refer to as third-party shoppers, to visit our restaurants anonymously and report on our performance. Our external third-party shopper measurements and customer satisfaction opportunity reports help maintain our competitiveness. In addition, Hamburger University provides restaurant managers, mid-managers and owner/operators with training on best practices in different aspects of our business. In 2016, approximately 3,100 people attended different courses or events organized by Hamburger University in areas such as restaurant and customer management, sales and accounting.

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

Shareholder	Class A Shares	Percentage of Outstanding Class A Shares	Class B Shares	Percentage of Outstanding Class B Shares	Total Economic Interest	Total Voting Interest(1)
Los Laureles Ltd.(2)(3)	—	—	80,000,000	100.0%	38.0%	75.4%
Woods Staton(3)	7,684,672	5.9%	—	—	3.6%	1.4%
Sergio Alonso	*	*	—	—	*	*
Annette Franqui	*	*	—	—	*	*
Carlos Hernández-Artigas	*	*	—	—	*	*
Juan David Bastidas	*	*	—	—	*	*
José Valledor Rojo	*	*	—	—	*	*
José Fernandez	*	*	—	—	*	*
Marcelo Rabach	*	*	—	—	*	*
Mariano Tannenbaum	*	*	—	—	*	*
Sebastian Magnasco	*	*	—	—	*	*
Diego Benenzon	*	*	—	—	*	*
Marlene Fernandez	*	*	—	—	*	*
Luis Raganato	*	*	—	—	*	*
Rogério Barreira	*	*	—	—	*	*
Alejandro Yapur	*	*	—	—	*	*
Paulo Camargo	*	*	—	—	*	*
Dan Gertsacov	*	*	—	—	*	*
Daniel Schleiniger	*	*	—	—	*	*

____________________

*	Each of these directors and officers beneficially owns less than 1% of the total number of outstanding class A shares.

(1)	Class A shares are entitled to one vote per share and class B shares are entitled to five votes per share.

(2)	Los Laureles Ltd. is beneficially owned by Mr. Staton, our Executive Chairman. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.”

(3)	In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Staton beneficially owns 7,684,672 class A shares (includes 199,741 shares of common stock issuable upon exercise of stock options and 249,658 restricted share units) directly, and indirectly through Chablais Investments S.A. (“Chablais”). On a combined basis, Mr. Staton is the beneficial owner of an aggregate of 41.6% of the total economic interests of Arcos Dorados and 76.8% of its total voting interests. The address of Mr. Staton is Mantua No. 6575 (esquina Potosí), Montevideo, Uruguay 11500. The address of Chablais is Level 1, Palm Grove House, Wickham’s Cay 1, Road Town, Tortola, BVI.

As of the date of this annual report, our 14 officers had been granted (i) a total of 1,027,923 restricted share units, 478,578 options at an exercise price of $21.20 per share, 127,176 stock options at an exercise price of $14.35 per share and 74,028 stock options at an exercise price of $14.31 per share pursuant to the 2011 Plan. For more information, see “—B. Compensation—Long-term and Equity Incentive Plans” above. Our non-executive directors had been granted a total of 53,652 stock options at an exercise price of $14.35 per share, 100,332 stock options at an exercise price of $14.31 and 247,478 stock options at an exercise price of $8.58 per share per share pursuant to the 2011 Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue a maximum of 420,000,000 class A shares, no par value per share, and 80,000,000 class B shares, no par value per share. Each of our class A shares entitles its holder to one vote. Each of our class B shares entitles its holder to five votes. Los Laureles Ltd., our controlling shareholder, owns 37.97% of our issued and outstanding share capital, and 75.37% of our voting power by virtue of its ownership of 100% of our class B shares. The following table presents the beneficial ownership of our shares as of the date of this annual report:

Shareholder	Class A Shares	% of Outstanding Class A Shares	Class B Shares	% of Outstanding Class B Shares	Total Economic Interest	Total Voting Interest(1)
Los Laureles Ltd(2)(3)	—	—	80,000,000	100.0%	37.97%	75.37%
Woods Staton(3)	7,684,672	5.88%	—	—	3.65%	1.45%
Brandes Investment Partners, L.P. (4)	7,737,320	5.92%			3.67%	1.46%
Coronation Asset Management (Pty) Ltd.(5)	2,980,800	2.28%	—	—	1.41%	0.56%
William H. Gates III(6)	11,641,400	8.91%	—	—	5.53%	2.19%
Macquarie Group Limited(7)	6,564,036	5.02%	—	—	3.12%	1.24%
Black Creek Investment Management Inc.(8)	9,152,320	7.00%	—	—	4.34%	1.72%
Invesco Ltd.(9)	8,435,243	6.45%			4.00%	1.59%
TIAA-CREF Investment Management, LLC (10)	7,774,742	5.95%	—	—	3.69%	1.47%
Teachers Advisors, Inc. (11)	6,090,701	4.66%	—	—	2.89%	1.15%
Public	62,649,990	47.93%	—	—	29.73%	11.80%
Total	130,711,224	100.0%	80,000,000	100.0%	100.0%	100.0%

____________________

(1)	Class A shares are entitled to one vote per share and class B shares are entitled to five votes per share.

(2)	The address of Los Laureles Ltd. is 325 Waterfront Drive, Omar Hodge Building, 2nd Floor, Wickham’s Cay 1, Road Town, Tortola, British Virgin Islands. Los Laureles Ltd. is beneficially owned by Mr. Staton, our Executive Chairman. Los Laureles Ltd. established a voting trust with respect to the voting interests in us held by Los Laureles Ltd. Los Laureles Ltd. is the beneficiary of the voting trust. See “—Los Laureles Ltd.”

(3)	In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Staton beneficially owns 7,684,672 class A shares (includes 199,741 shares of common stock issuable upon exercise of stock options and 249,658 restricted share units) directly, and indirectly through Chablais Investments S.A. (“Chablais”). On a combined basis, Mr. Staton is the beneficial owner of an aggregate of 41.6% of the total economic interests of Arcos Dorados and 76.8% of its total voting interests. The address of Mr. Staton is Mantua No. 6575 (esquina Potosí), Montevideo, Uruguay 11500. The address of Chablais is Level 1, Palm Grove House, Wickham’s Cay 1, Road Town, Tortola, BVI.

(4)	Brandes Investment Partners, L.P. and its control persons filed with the SEC an amended Schedule 13G dated February 2, 2017. Based solely on the disclosure set forth in such Schedule 13G, Brandes Investment Partners, L.P. has shared voting power with respect to 7,476,168 class A shares and shared dispositive power with respect to 7,737,320 class A shares. The address of Brandes Investment Partners, L.P. is 11988 El Camino Real, Suite 600, San Diego, CA 92130.

(5)	Coronation Asset Management (Pty) Ltd. filed with the SEC a Schedule 13G/A dated February 10, 2017. Based solely on the disclosure set forth in such Schedule 13G/A, Coronation Asset Management (Pty) Ltd. has sole voting power with respect to 2,980,800 class A shares and sole dispositive power with respect to 2,980,800 class A shares. The address of Coronation Asset Management (Pty) Ltd. is 7th Fl. Montclare Centre, CNR Main and Campground Rd., Claremont, Cape Town T3 7708, South Africa.

(6)	William H. Gates III (“Mr. Gates”) indirectly owns Class A shares through Cascade Investment, LLC (“Cascade”) and the Bill & Melinda Gates Foundation Trust (the “Trust”). Cascade, the Trust, Mr. Gates and Melinda French Gates (“Mrs. Gates”) filed with the SEC a Schedule 13G/A dated February 13, 2015. Based solely on the disclosure set forth in such Schedule 13G/A, (i) Cascade has sole voting power with respect to 8,580,900 class A shares and sole dispositive power with respect to 8,580,900 class A shares; (ii) the Trust has shared voting power with respect to 3,060,500 class A shares and shared dispositive power with respect to 3,060,500 class A shares; (iii) Mr. Gates has shared voting power with respect to 11,641,400 class A shares and shared dispositive power with respect to 11,641,400 class A shares; and (iv) Mrs. Gates has shared voting power with respect to 3,060,500 class A shares and shared dispositive power with respect to 3,060,500 class A shares. The address of Cascade Investment, LLC is 2365 Carillon Point, Kirkland, Washington 98033. The address of the Trust and Mrs. Gates is 500 Fifth Avenue North, Seattle, Washington 98119. The address of Mr. Gates is One Microsoft Way, Redmond, Washington 98052.

(7)	The Macquarie Group Limited filed with the SEC a Schedule 13G/A dated February 14, 2017. Based solely on the disclosure set forth in such Schedule 13G/A, (i) The Macquarie Group Limited has sole voting power with respect to 0 class A shares and sole dispositive power with respect to 0 class A shares, (ii) The Macquarie Bank Limited has sole voting power with respect to 0 class A shares and sole dispositive power with respect to 0 class A shares, (iii) Delaware Management Holdings, Inc. has sole voting power with respect to 6,564,036 class A shares and sole dispositive power with respect to 6,564,036 class A shares and (iv) Delaware Management Business Trust has sole voting power with respect to 6,564,036 class A shares and sole dispositive power with respect to 6,564,036 class A shares. The principal business address of Macquarie Group Limited, Macquarie Bank Limited and Macquarie Investment Management Ltd. is No. 1 Martin Place, Sydney, New South Wales, Australia. The principal business address of Delaware Management Holdings Inc. and Delaware Management Business Trust is 2005 Market Street, Philadelphia, PA 19103.

(8)	Black Creek Investment Management Inc. filed with the SEC a Schedule 13G dated February 14, 2017. Based solely on the disclosure set forth in such Schedule 13G, Black Creek Investment Management Inc. has sole voting power with respect to 9,152,320 class A shares and sole dispositive power with respect to 9,152,320 class A shares. The address of Black Creek Investment Management Inc. is 123 Front Street West, Suite 1200, Toronto, Ontario, ON M5J 2M2, Canada.

(9)	Invesco Ltd. filed with the SEC a Schedule 13G dated February 7, 2017. Based solely on the disclosure set forth in such Schedule 13G, Invesco Ltd. has sole voting power with respect to 8,435,243 class A shares and sole dispositive power with respect to 8,435,243 class A shares. The address of Invesco Ltd. is 1555 Peachtree Street NE, Suite 1800, Atlanta, GA 30309.

(10)	TIAA-CREF Investment Management, LLC filed with the SEC a Schedule 13G/A dated February 14, 2017. Based solely on the disclosure set forth in such Schedule 13G/A, TIAA-CREF Investment Management, LLC has sole voting power with respect to 7,774,742 class A shares and sole dispositive power with respect to 7,774,742 class A shares. The address of TIAA-CREF Investment Management, LLC is 730 Third Avenue, New York, NY 10017-3206.

(11)	Teachers Advisors, Inc. filed with the SEC a Schedule 13G/A dated February 14, 2017. Based solely on the disclosure set forth in such Schedule 13G/A, Teachers Advisors, Inc. has sole voting power with respect to 6,090,701 class A shares and sole dispositive power with respect to 6,090,701 class A shares. The address of Teachers Advisors, Inc. is 730 Third Avenue, New York, NY 10017-3206.

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

As of March 20, 2017, there were six class A shareholders of record. We believe the number of beneficial owners is substantially greater than the number of record holders because a large portion of class A shares is held in “street name” by brokers.

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

In 2011, we entered into a master commercial agreement with Axionlog on arm’s-length terms pursuant to which Axionlog provides us with distribution inventory, storage (dry, frozen and chilled) and transportation services in Argentina, Chile, Colombia, Mexico, Venezuela, Uruguay and Peru. Pricing under the agreement is determined pursuant to an agreed upon formula that is considered standard in the distribution services industry. Additionally, Axionlog must comply with McDonald’s quality program, the Distributor Quality Management System (DQMP) and other supplier requirements to maintain its status as a McDonald’s-approved supplier pursuant to the MFA. The pricing formula considers certain variables to determine the applicable fees, including (i) cost inputs (i.e., transportation expenses and salaries); (ii) time required for completion; (iii) storage requirements; (iv) merchandise volume; and (v) inflation and exchange rate adjustments. We use similar pricing formulas with our other distribution service providers in the territories not covered by Axionlog. Under the terms of the agreement, the pricing formula is reviewed on a yearly basis. During these reviews, we share information in order to find potential cost efficiencies and savings. In addition, we or Axionlog may request a renegotiation of the pricing formula in the event that, due to factors outside of our or their control, the formula is substantially altered based on changes to its variable inputs.

On November 9, 2011, we entered into a revolving loan agreement as a creditor with Axionlog B.V. (formerly known as Axis Distribution B.V.), a holding company of the Axionlog business, pursuant to which we agreed to lend Axionlog up to a total amount of $12.0 million at an interest rate of LIBOR plus 6%, in line with the interest rates prevailing in the market at the time of the agreement, the loan facility matured on November 7, 2016. As of December 31, 2015 and 2014, Axionlog B.V. had borrowed $1.8 million and $11.5 million, respectively, from us in connection with this revolving loan facility. Notwithstanding the fact that the loan maturity date was November 7, 2016 the parties decided to terminate the agreement as of May 27, 2016. As a result, we collected the outstanding principal amount of $1.8 million on May 27, 2016.

During 2016, we incurred $40.7 million in total distribution fees payable to Axionlog, which accounted for approximately 4.0% of our total food and paper costs.

See Note 25 to our consolidated financial statements for details of the outstanding balances and transactions with related parties as of December 31, 2016 and 2015 and for the fiscal years ended December 31, 2016, 2015 and 2014.

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

Both parties have concluded discovery and the pretrial hearing was held on August 30, 2012. The trial commenced on September 10, 2012 and was heard by the court-assigned commissioner. At the end of 2014, plaintiffs finished their presentation of evidence and we have not yet started our presentation of evidence. We anticipate that the Commissioner will issue a recommendation of resolution to the Court of First Instance during 2017.

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

Furthermore, on March 26, 2010, we filed a collection claim against Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by our franchisees that meets periodically to coordinate the development of promotional and marketing campaigns, for the reimbursement of the monetary contribution made during August 2007. On June 15, 2010, PROA, also known as the cooperative, filed a third party complaint and counterclaim (the “PROA claim”) against us and other third party defendants, in the amount of $31 million. At that time, the association was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit, described above. PROA’s complaint requests breach of contract for withdrawing from the association (PROA’s position is that we cannot resign to the cooperative) and collection of past contributions, among others. On June 9, 2014, after several motions for summary judgment duly filed and opposed by the parties, the Court entered a “Partial Summary Judgment and Resolution” in favor of PROA, before initiating the discovery phase, finding that we must participate and contribute funds to the association. However, the Court did not specify any amount for which we should be held liable, due to its preliminary and interlocutory nature, and the lack of discovery conducted regarding the amounts claimed by the plaintiffs. We are opposing this claim vigorously because we believe that there is no legal basis for it considering: (i) the obligation to contribute is not directed towards a cooperative, (ii) the franchise agreement does not contain a provision that makes it mandatory to participate in the cooperative, and (iii) PROA’s by-laws state that participation in the cooperative is voluntary, among other arguments. Based on the above, we believe that a negative final outcome has a low probability of occurrence and, consequently, no provision has been recorded.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisees lawsuit. Pursuant to the MFA, the Company indemnifies McDonald’s for the related Puerto Rican franchisee lawsuit and the PROA claim.

Brazilian Labor Litigation

In August 2012, the Labor Prosecutor’s Office of the State of Pernambuco (Ministério Público do Trabalho do Estado de Pernambuco) in Brazil filed a civil complaint against us in the Labor Court of Pernambuco (Justiça do Trabalho de Pernambuco) in order to (i) compel us to change the variable work schedule applicable to our 14 restaurants in Pernambuco, which is a state in northeastern Brazil, to a fixed work schedule, (ii) seek fines of R$3,000 per employee per month for alleged noncompliance with labor laws related to, for example, overtime payment, breaks between workdays, night shift premiums, duration of breaks and weekly rest time, (iii) seek a penalty of R$20,000 related to the non-exhibition of documentation relating to audit labor inspections and (iv) seek collective damages of R$30,000,000 related to the variable work schedule practices in Pernambuco in recent years. The first hearing was scheduled for March 21, 2013.

On February 22, 2013, the Labor Prosecutor’s Office of Pernambuco filed an additional petition seeking the extension of the original complaint throughout Brazil and increasing the amount of collective damages requested from R$30,000,000 to R$50,000,000. The Labor Prosecutor’s Office of the State of Pernambuco also added a demand that all employees should be allowed to bring their own meals for consumption during breaks in our restaurants.

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

On March 21, 2013, at a hearing before the Labor Court of Pernambuco, we agreed with the Labor Prosecutor’s Office of the State of Pernambuco to the following terms:

•	our commitment to implement a fixed work schedule in Brazil;

•	our commitment to comply with overtime payment, breaks between workdays, night shift premiums, duration of breaks, and weekly rest time requirements, among others requirements;

•	a reduction of the fine for proved alleged noncompliance with the abovementioned items from R$3,000 to R$2,000 per employee per month;

•	a reduction of the penalty for the non-exhibition of documentation relating to audit labor inspections from R$20,000 to R$2,000;

•	the temporary stay for 60 days of the requirement to allow employees to bring their own meals;

•	non-recognition of collective damages, provided that we will pay an amount of R$1.5 million in cash to the states of Pernambuco, Rio de Janeiro and Paraná (R$0.5 million each) on June 21, 2013 and we will incur an aggregate amount of R$6.0 million over the course of four years (R$1.5 million in January of each of 2014, 2015, 2016 and 2017) in advertising as part of a national communications campaign for educational or health purposes to be determined by the Labor Prosecutor’s Office of the State of Pernambuco by June 2013.

The claim to guarantee the payment of the minimum wage independently of working hours is currently on hold but will continue to be subject to legal discussion. No provision has been recorded regarding this claim because we believe that a final negative resolution has a low probability based on the fact that this labor practice complies with prevailing laws and regulations. The Labor Prosecutor has begun audits in order to confirm compliance with the terms of the settlement. Pursuant to the terms of the settlement, on June 21, 2013 we paid an aggregate amount of R$1.5 million in cash to the states of Pernambuco, Rio de Janeiro and Paraná (R$0.5 million each). On February 24, 2014, we and the Labor Prosecutor agreed on the schedule and terms relating to the payment of up to an aggregate amount of R$1.5 million throughout 2014 to fund communications campaigns for the Labor Prosecutor’s Office of the State of Pernambuco. On March 3, 2015 we and the Labor Prosecutor also came to an agreement over the designation of the R$1.5 million we gave to a communication campaign sponsored by the Labor Prosecutor’s Office of the State of Pernambuco, called “MPT Journalism Award 2015.” The payments were made at the time of each campaign, in order to comply with the terms of the settlement. On April 5, 2016 we were informed by the Labor Ministry Prosecutor that the provisioned amount of R$1.5 million will also be destined to its communication campaign “MPT Journalism Award 2016.” We have requested information from the Labor Prosecutor’s Office regarding payment of the 2017 installment, but have still not received the relevant guidance. A hearing was scheduled for September 12, 2016 to terminate the discovery phase and issue a ruling on the pleas related to payment of the minimum wage for employees who do not work full time, as well as the possibility of employees bringing their own meals and not the meals provided by the Company. However, the hearing was cancelled due to an audit carried out by the Labor Prosecutor’s Office to verify compliance with the settlement. There were no new developments in this case as a result of this audit.

In parallel with the judicial case, on December 2016, an administrative assessment of compliance with the settlement was initiated by a team composed of Labor Prosecutors. A preliminary report was issued on December 1, 2016 in which the Labor Prosecutors claimed there were certain irregularities in our compliance with the settlement and demanded penalties of approximately R$104 million. On December 13, 2016, an administrative hearing was held at the Labor Prosecutor’s headquarters in São Paulo, in which the Labor Prosecutor emphasized the preliminary nature of the report and granted us the opportunity to submit information, explanations and documents relating to compliance with the settlement. On March 15, 2017, we submitted a petition and documents as evidence that we have complied with the settlement, and on March 17, 2017, we attended a meeting with the Labor Prosecutor to clarify our arguments. We delivered additional documents regarding our compliance with the settlement for the period ranging from December 2015 to April 2017 on April 20, 2017. A hearing to discuss the investigation will take place on May 5, 2017.

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

The plaintiffs argue that the alleged practices are a form of “social dumping,” a cause of action under the commercial law characterized by practices seeking to obtain a significant reduction in production costs resulting in unfair competition. The plaintiffs have requested an order requiring: (i) immediate rectification of the alleged practices; (ii) an injunction against opening any new restaurants until compliance with the labor practices is demonstrated; (iii) damages for pain and suffering equal to an amount between 1% and 30% of gross income; (iv) that the Economic Defense Administrative Council – CADE be placed on notice of these conditions; and (v) service of process to the Labor Prosecutor to require it to follow up on the lawsuit.

The lawsuit is currently before the 22nd DF Labor Court in Brasilia. On March 6, 2015, the Labor Court denied the coalition’s requests (i) to enjoin the allegedly unfair labor practices and (ii) that we not be permitted to open any new restaurants in Brazil. The first defense hearing was held on November 4, 2015 and the discovery hearing was held on May 11, 2016. Production of oral evidence was denied and a hearing for closure of the discovery phase was held on August 24, 2016. At this new hearing, the date for issuing a judgment in this case was scheduled for December 19, 2016. However, there were several postponements. On March 27, 2017, the Labor Court entered a judgment rejecting all claims made by the coalition of labor unions and affirmed that the coalition was not able to prove its allegations. The coalition presented a motion to clarify some aspects of the decision and may also file an appeal against it.

Civil Complaint 0528900-98.2006.5.02.0080

On December 13, 2006, a civil complaint was filed by the Labor Prosecutor’s Office in São Paulo, questioning our compliance with rules related to sanitary surveillance, workers’ health and safety, work ergonomics and working hours. After a preliminary injunction was granted for compliance with issues related to relevant rules cited in the complaint, an agreement (the “TAC”) was entered into between the company and the Labor Prosecutor’s Office that provides for a daily fine of R$5,000 for non-compliance with the TAC provisions. The full contents of the TAC were ratified by the Labor Court on March 16, 2007.

On October 18, 2010, we entered into a new agreement with the Labor Prosecutor’s Office in São Paulo, which maintained the previous commitments assumed by us in the TAC, but also included an obligation to annually pay R$1,300,000 (as adjusted on a yearly basis from 2011 to 2019) towards the financing of campaigns against child labor and to make a one-time contribution in the amount of R$1,500,000 to the São Paulo’s Medical University’s Foundation. Furthermore, according to the agreement, the company was required to file a schedule for the compliance with the obligations set forth in the TAC. The company has been in compliance with this agreement, which will remain in effect through 2019.

In parallel with the judicial lawsuit’s developments, the Labor Prosecutor’s Office initiated an administrative audit regarding the company’s compliance with the TAC. On November 2016, the Labor Prosecutor’s Office claimed that it had identified violations of the TAC and demanded R$13 million in connection with such violations. The company was notified and an administrative hearing was scheduled for March 13, 2017 before the Labor Prosecutor’s Office. On April 3, 2017, we submitted a petition and documents as evidence that we have complied with the settlement, rejecting the Labor Prosecutor’s claims.

Retained Lawsuits and Contingent Liabilities

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of December 31, 2016 we maintained a provision for contingencies amounting to $36.7 million ($26.1 million as of December 31, 2015), which is disclosed net of judicial deposits amounting to $18.6 million ($5.5 million as of December 31, 2015) that we were required to make in connection with the proceedings. As of December 31, 2016, the net amount of $18.1 million was disclosed as follows: $0.8 million as a current liability and $17.3 million as a non-current liability. See Note 18 to our consolidated financial statements for more details.

Pursuant to the Acquisition, McDonald’s Corporation indemnifies us for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisee lawsuit. As of December 31, 2016, the non-current portion of the provision for contingencies included $5.2 million ($3.5 million as of December 31, 2015) related to Brazilian claims that are covered by the indemnification agreement. As a result, we have recorded a current asset and non-current asset in respect of McDonald’s Corporation’s indemnity in our consolidated balance sheet. The current asset in respect of McDonald’s Corporation’s indemnity represents the amount of cash to be received as a result of settling certain Brazilian labor and tax contingencies.

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

As of December 31, 2016, there are certain matters related to the interpretation of tax and labor law for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $89 million and $122 million.

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

No dividends were declared for fiscal year 2016 and, as of the date of this annual report on Form 20-F, no dividends have been declared for fiscal year 2017.

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

	Low	High
Year Ended December 31:
2011 (since April 14, 2011)	$19.50	$29.41
2012	$10.55	$22.99
2013	$10.45	$15.52
2014	$5.17	$12.12
2015	$2.57	$6.60
2016	$2.16	$6.60

Year Ended December 31, 2015:
First Quarter	$4.09	$5.93
Second Quarter	$4.81	$6.60
Third Quarter	$2.71	$5.26
Fourth Quarter	$2.57	$3.97

Year Ended December 31, 2016:
First Quarter	$2.16	$3.89
Second Quarter	$3.29	$5.13
Third Quarter	$4.56	$5.99
Fourth Quarter	$5.15	$6.60

Year Ended December 31, 2017:
First Quarter	$5.45	$8.25

Month Ended:
October 31, 2016	$5.18	$6.60
November 30, 2016	$5.20	$6.20
December 31, 2016	$5.25	$6.00
January 31, 2017	$5.45	$5.95
February 28, 2017	$5.83	$6.60
March 31, 2017	$6.00	$8.25
April 30, 2017 (through April 25, 2017)	$7.55	$8.40

B.	Plan of Distribution

Not applicable.

C.	Markets

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

As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue up to 420,000,000 class A shares and 80,000,000 class B shares. As of the date of this annual report, 130,711,224 class A shares and 80,000,000 class B shares were issued, fully paid and outstanding.

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

We held our most recent annual shareholder meeting on April 24, 2017 in Montevideo, Uruguay.

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

Term

The initial term of the franchise granted pursuant to the MFAs is 20 years for all of the Territories other than French Guiana, Guadeloupe and Martinique. After the expiration of the initial term, McDonald’s may grant us an option to extend the term of the MFAs with respect to all Territories for an additional period of 10 years. The initial term of the franchise for French Guiana, Guadeloupe and Martinique was 10 years. Under the MFA, we had the right to extend the term of the MFA with respect to French Guiana, Guadeloupe and Martinique for an additional term of 10 years. On June 27, 2016, we exercised this right and McDonald’s granted us an extension of the initial term for the franchises in French Guiana, Guadeloupe and Martinique for a period of 10 years, expiring August 2, 2027.

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

The continuing franchise fee is paid, with respect to each calendar month, to McDonald’s in an amount generally equal to 7% of the U.S. dollar equivalent of the gross sales, as defined therein, of each of the McDonald’s restaurants in the Territories for that calendar month, minus, as applicable, a brand building adjustment. During the first 10 years of the MFAs, the brand building adjustment is 2% of the gross sales, for a net continuing franchise fee payment of 5% of the gross sales. During years 11 through 15 of the MFAs, the brand building adjustment will be 1% of the gross sales, for a net continuing franchise fee payment of 6%; and the brand building adjustment will be 0% thereafter, for a net continuing franchise fee payment of 7% of the gross sales. In addition, on January 25, 2017, McDonald’s Corporation agreed to provide growth support for the same period. We project that the impact of this support could result in an effective royalty rate of 5.3% in 2017, 5.7% in 2018 and 5.9% in 2019.

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

Material Breach

A material breach under the MFAs would occur if we, or our subsidiaries that are a party to the MFAs, materially breached any of the representations or warranties or obligations under the MFAs (not cured within 30 days after receipt of notice thereof from McDonald’s) relating to or otherwise in connection with any aspect of the master franchise business, the franchised restaurants or any other matter in or affecting any one or more Territories. The following events, among others, constitute a material breach under the MFAs: our noncompliance with anti-terrorism or anti-corruption policies and procedures required by applicable law; our bankruptcy, insolvency, voluntary filing or filing by any other person of a petition in commercial insolvency; our conviction or that of our subsidiaries, or of our or our subsidiaries’ agents or employees for a crime or offense that is punishable by incarceration for more than one year or a felony, or a crime or offense or the indictment on charges thereof that, in the determination of McDonald’s, is likely to adversely affect the reputation of such person, any franchised restaurant or McDonald’s; the entry of any judgment against us or our subsidiaries in excess of $1,000,000 that is not duly paid or otherwise discharged within 30 days (unless such judgment is being contested on appeal in good faith); our failure to maintain certain quarterly financial ratios and not cure any non-compliance within 30 days; our failure to achieve (a) at least 80% of the targeted openings during any one-calendar year of any restaurant opening plan; or (b) at least 90% of the targeted openings during the three-calendar year term of any restaurant opening plan; and our failure to comply with at least 80% of the funding requirements of any reinvestment plan with respect to any Territory for a period of one year.

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

As part of the 2017-2019 restaurant opening and reinvestment plan, we have committed to open 180 new restaurants and to reinvest $292 million in existing restaurants from 2017 through 2019. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures and Divestitures.” In the event we are unable to reach an agreement on subsequent plans prior to the expiration of the then-existing plan, the MFAs provide for an automatic increase of 20% in the required amount of reinvestments as compared to the then-existing plan and a number of new restaurants no less than 210 multiplied by a factor that increases each period during the subsequent three-year restaurant opening plan.

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

Call Option Right and Security Interest in Equity Interests of the Company

Under the MFAs, McDonald’s has the right, or Call Option, to acquire our non-public shares or our interests in one or more Territories upon: (i) the expiration of the initial term of the MFAs on August 2, 2027 if the initial term is not extended, (ii) the occurrence of a material breach of the MFAs or (iii) during the period of 12 months following the earlier of (x) the 18th month anniversary of the death or permanent incapacity of Mr. Staton or (y) the receipt by McDonald’s of notice from Mr. Staton’s heirs that they have elected to have the period of 12 months commence as of the date specified in the notice. McDonald’s generally has the right either to exercise the Call Option with respect to all of the Territories, or, in its sole discretion, with respect to the Territory or Territories identified by McDonald’s as being affected by such material breach or to which such material breach may be attributable except upon the occurrence of an initial material breach relating to any Territory or Territories in which there are less than 100 restaurants in operation. In such case, McDonald’s only has the right to acquire the equity interests of any of our subsidiaries in the relevant Territory or Territories. As of December 31, 2016, we had more than 100 restaurants in operation in each of Argentina, Brazil, Mexico, Puerto Rico and Venezuela. No other Territory had more than 85 restaurants in operation.

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

Under the MFAs, we must maintain a fixed charge coverage ratio (as defined therein) at least equal to (a) 1.25 from August 31, 2010 through the fiscal quarter ended September 30, 2011 and (b) 1.50, commencing with the fiscal quarter ended December 31, 2011 and thereafter; and a leverage ratio (as defined therein) not in excess of (a) 5.0, from August 31, 2010 through the fiscal quarter ended June 30, 2011, (b) 4.75 for the fiscal quarter ended September 30, 2011, and (c) 4.25, commencing with the fiscal quarter ended December 31, 2011 and thereafter. Mainly as a result of the adoption of new exchange rates used for remeasurement of our bolivar-denominated assets and liabilities and operating results in Venezuela in 2013 and 2014, we were not in compliance with these ratio requirements for certain periods during 2014, 2015 and 2016. We initially became non-compliant for the quarter ended June 30, 2014, at which time our Leverage Ratio and Fixed Charge Coverage Ratio was 4.38 and 1.48, respectively. Please refer to the table below for disclosure of our Leverage Ratio and Fixed Charge Coverage Ratio as of December 31, 2015 and for the other periods of our non-compliance with the requirements under the MFA. As of December 31, 2015, our Fixed Charge Coverage Ratio was 1.56 and our Leverage Ratio was 4.40. For that reason, McDonald’s granted us limited waivers through and including June 30, 2016, during which time we were not required to comply with these financial ratios. We have been in compliance with these quarterly ratios since the expiration of the waiver. If we are unable to comply with our original commitments under the MFA or to obtain a waiver for any non-compliance in the future, we could be in material breach. Our breach of the MFA would give McDonald’s certain rights, including the ability to acquire all or portions of our business. See “—Material Breach.” Notwithstanding the foregoing, we do not expect any material adverse effect to our business, results of operations, financial condition or cash flows as a result of this situation. We continue to monitor our compliance with these quarterly ratios. On March 17, 2016 we amended the MFA to change certain definitions relevant to the calculation of the Fixed Charge Coverage Ratio and the Leverage Ratio. As of December 31, 2016, our Fixed Charge Coverage Ratio was 1.64 and our Leverage Ratio was 4.21.

Arcos Dorados Financial Ratios under the MFA

	Quarter ended
	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
Leverage Ratio	4.40	4.80	4.40	4.08	4.21
Fixed Charge Coverage Ratio	1.56	1.67	1.64	1.67	1.64

Letters of Credit

As security for the performance of our obligations under the MFAs, we have obtained (i) on August 3, 2007, an irrevocable standby letter of credit in favor of McDonald’s in an amount of $65.0 million and later reduced to $45.0 million on October 30, 2015, issued by Credit Suisse acting as issuing bank through its Cayman Islands Branch, (ii) on May 9, 2011, an irrevocable standby letter of credit in favor of McDonald’s in an amount of $15.0 million, issued by Itaú Unibanco S.A. (“Itaú”), acting as issuing bank through its New York Branch, and (iii) on November 3, 2015, an irrevocable standby letter of credit in favor of McDonald’s in an amount of $20.0 million, issued by JPMorgan, acting as issuing bank through its New York Branch. The Credit Suisse, Itaú and JP Morgan letters of credit expire on November 10, 2018, May 10, 2018, and November 6, 2018, respectively, but we will be required by the MFAs to renew these letters of credit or obtain new standby letters of credit in the same amount.

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

We delivered a promissory note to Itaú in an amount of $15.0 million evidencing our obligations to Itaú under the continuing standby letter of credit agreement and a guarantee letter from our Brazilian subsidiary guaranteeing the full and punctual payment when due of our obligations and liabilities to Itaú in respect of the Itaú letter of credit and the continuing standby letter of credit agreement, including without limitation our reimbursement obligations for any payments made by Itaú under the letter of credit.

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

The 2016 Notes, the 2023 Notes and the 2027 Notes

For a description of the 2016 notes, the 2023 notes and the 2027 notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

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

There are currently no exchange control regulations in the BVI applicable to us or our shareholders. For information about any exchange controls or restrictions in Argentina, Brazil and Mexico, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls.”

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our 2016 taxable year. However, because the application of the Treasury Regulations is not entirely clear and because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

In addition, if we were a PFIC or, with respect to any U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

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

Certain U.S. Holders who are individuals (and specified entities that are formed or availed of for purposes of holding certain foreign financial assets) may be required to report information relating to their ownership of stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in certain accounts maintained by a U.S. financial institution). U.S. Holders should consult their tax advisers regarding the effect, if any, of these reporting requirements on their ownership and disposition of class A shares.

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

Foreign Currency Exchange Rate Risk

Foreign Currency Exchange Rate Risk in 2016

We are exposed to foreign currency exchange rate risk primarily in connection with the fluctuation in the value of the local currencies of the countries in which we operate, primarily the Brazilian real, the Argentine peso and the Mexican peso, among others. We generate revenues and cash from our operations in local currencies while a significant portion of our long-term debt is denominated in U.S. dollars. An adverse change in foreign currency exchange rates would therefore affect the generation of cash flow from operations in U.S. dollars, which could negatively impact our ability to pay amounts owed in U.S. dollars. In order to partially mitigate the foreign exchange rate risk related to our long-term debt, we entered into certain derivative instruments. See Note 13 to our consolidated financial statements for more detail. Moreover, our continuing franchise fee payments to McDonald’s pursuant to the MFAs must be translated into and paid in U.S. dollars using the exchange rate of the last business day of the month, payable on the seventh day subsequent to each month-end. As such, in the intervening period we are subject to significant foreign exchange risk.

While substantially all our income is denominated in the local currencies of the countries in which we operate, our supply chain management involves the importation of various products, and some of our imports are denominated in U.S. dollars. Therefore, we are exposed to foreign currency exchange risk related to imports. We have entered into various forward contracts to hedge a portion of the foreign exchange risk associated with the forecasted imports of certain countries. See Note 13 to our consolidated financial statements for more details. In addition, we attempt to minimize this risk also by entering into annual and semi-annual pricing arrangements with our main suppliers.

We are also exposed to foreign exchange risk related to U.S. dollar-denominated intercompany balances held by certain of our operating subsidiaries with our holding companies, and to foreign currency-denominated intercompany balances held by our holding companies with certain operating subsidiaries. Although these intercompany balances are eliminated through consolidation, an adverse change in exchange rates could have a significant impact on our results through the recognition of foreign currency exchange losses in our consolidated income statement. To help mitigate some of these foreign currency exchange rate risks, we have entered into a cross-currency interest rate swap agreement, to hedge all the variability in a portion of the collection of principal and interest from an intercompany loan receivable denominated in Brazilian reais of our holding company, Arcos Dorados B.V. See Note 13 to our consolidated financial statements for more details.

A decrease of 10% in the value of the Brazilian real against the U.S. dollar would result in a net foreign exchange loss totaling $10.6 million over (i) the cross-currency interest rate swap used to partially hedge the intercompany loan receivable of Arcos Dorados B.V. denominated in Brazilian reais (R$111.6 million including accrued interest), (ii) the Brazilian reais-denominated intercompany net receivable held by our subsidiaries, Arcos Dorados B.V. and Latam LLC (R$482.3 million including accrued interest), and (iii) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $3.2 million as of December 31, 2016.

A decrease of 10% in the value of the Mexican peso against the U.S. dollar would result in a foreign exchange loss of $10.4 million, mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Mexico of $93.8 million as of December 31, 2016.

An increase of 10% in the value of the Uruguayan peso against the U.S. dollar would result in a foreign exchange loss of $4.3 million over the outstanding U.S. dollar-denominated intercompany net receivable held by our subsidiaries in Uruguay of $39.1 million as of December 31, 2016.

An increase of 10% in the value of the Costa Rican Colones against the U.S. dollar would result in a foreign exchange loss of $2.3 million mainly related to the outstanding U.S. dollar-denominated intercompany net receivable held by our subsidiary in Costa Rica of $21.0 million as of December 31, 2016.

An increase of 10% in the value of the European euro against the U.S. dollar would result in a foreign exchange loss of $2.1 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Martinique of $19.5 million as of December 31, 2016.

An increase of 10% in the value of the Chilean peso against the U.S. dollar would result in a foreign exchange loss of $1.7 million over the outstanding U.S. dollar-denominated intercompany net receivable held by our subsidiary in Chile of $15.7 million as of December 31, 2016.

Fluctuations in the value of the other local currencies against the U.S. dollar would not result in material foreign exchange gains or losses as of December 31, 2016 since there are no other significant intercompany balances exposed to foreign exchange risk.

We are also exposed to foreign currency exchange risk related to the currency translation of our Venezuelan operations. A depreciation of the Venezuelan bolívar against the U.S. dollar would result in a foreign currency exchange loss as a result of remeasuring monetary balances denominated in Venezuelan bolívares. See Note 22 to our consolidated financial statements for details about exchange controls affecting our operations in Venezuela.

Summary of Foreign Currency Exchange Rate Risk in 2015

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

We are also exposed to foreign currency exchange risk related to the currency translation of our Venezuelan operations. A depreciation of the Venezuelan bolívar against the U.S. dollar would result in a foreign currency exchange loss as a result of remeasuring monetary balances denominated in bolívares. See Note 22 to our consolidated financial statements for details about exchange controls affecting our operations in Venezuela.

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

As of December 31, 2016, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2016 in ensuring that information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2016, based on the guidelines set forth by the COSO.

Based on this assessment, management believes that, as of December 31, 2016, its internal control over financial reporting was effective based on those criteria.

Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, has audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2016.

C.	Attestation Report of the Registered Public Accounting Firm

Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, has audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2016, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ARCOS DORADOS HOLDINGS INC.:

We have audited Arcos Dorados Holdings Inc. internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Arcos Dorados Holdings Inc. management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Arcos Dorados Holdings Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Arcos Dorados Holdings Inc. as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016, and our report dated March 15, 2017 expressed an unqualified opinion thereon.

Buenos Aires, Argentina

March 15, 2017

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of three directors, Mr. Chu, Mr. Vélez and Mr. Gutiérrez, who are independent within the meaning of the SEC and NYSE corporate governance rules applicable to foreign private issuers. Our Board of Directors has determined that Mr. Chu, Mr. Vélez and Mr. Gutiérrez are also “audit committee financial experts” as defined by the SEC.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the amounts billed to us by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, for audit and other services performed in fiscal years 2016 and 2015.

	2016	2015
	(in thousands of U.S. dollars)
Audit fees	$1,898	$1,908
Audit-related fees	44	6
Tax fees	431	530
All other fees	92	68

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

Audit-Related Fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal years 2016 and 2015 and not reported under the previous category. These services would include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

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

Director independence

The NYSE Standards require a majority of the membership of NYSE-listed company boards to be composed of independent directors. Neither British Virgin Islands law, the law of our country of incorporation, nor our memorandum and articles of association require a majority of our board to consist of independent directors. Our Board of Directors currently consists of eight members, three of whom are independent directors.

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

Independence of the compensation and nomination committee and its advisers

NYSE listing standards require that the board of directors of a listed company consider two factors (in addition to the existing general independence tests) in the evaluation of the independence of compensation committee members: (i) the source of compensation of the director, including any consulting, advisory or other compensatory fees paid by the listed company, and (ii) whether the director has an affiliate relationship with the listed company, a subsidiary of the listed company or an affiliate of a subsidiary of the listed company. In addition, before selecting or receiving advice from a compensation consultant or other adviser, the compensation committee of a listed company is required to take into consideration six specific factors, as well as all other factors relevant to an adviser’s independence.

Foreign private issuers such as us are exempt from these requirements if home country practice is followed. British Virgin Islands law does not impose similar requirements.

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

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report. See page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association, incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
2.1	Indenture dated September 27, 2013 among Arcos Dorados Holdings Inc., as issuer, the Subsidiary Guarantors named therein, Citibank N.A., as trustee, registrar, paying agent and transfer agent, and Banque Internationale à Luxembourg Société Anonyme, as Luxembourg paying agent, incorporated herein by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013.
2.2*	Indenture dated April 4, 2017 among Arcos Dorados Holdings Inc., as issuer, the Subsidiary Guarantors named therein, and Citibank N.A., as trustee, registrar, paying agent and transfer agent.
3.1	Los Laureles Voting Trust, incorporated herein by reference to Exhibit 9.1 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.1	Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in All of the Territories, except Brazil, incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.2	Amendment No. 1 to the Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in All of the Territories, except Brazil, incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.3	Second Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in Brazil, incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.4	Amendment No. 3 to the Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in all the Territories, except Brazil dated March 17, 2016 incorporated herein by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015.
4.5	Letter of Agreement dated as of July 31, 2014 among McDonald’s Latin America and LatAm, LLC, incorporated herein by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014.
4.6	Amended and Restated Escrow Agreement dated October 12, 2010 among McDonald’s Latin America, LLC, LatAm, LLC, each of the Escrowed MF Subsidiaries, Arcos Dorados Restaurantes de Chile Ltda., Arcos Dorados B.V., Deutsche Bank Trust Company Americas, as collateral agent, and Citibank, N.A., as escrow agent, incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.7	Letter of Credit Reimbursement Agreement dated August 3, 2007 between Arcos Dorados B.V. and Credit Suisse, acting through its Cayman Islands Branch, incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.8	Amendment to Letter of Credit Reimbursement Agreement dated November 3, 2008 between Arcos Dorados B.V. and Credit Suisse, acting through its Cayman Islands Branch, incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.

Exhibit No.	Description
4.9	Second Amendment to Letter of Credit Reimbursement Agreement dated December 10, 2008 between Arcos Dorados B.V. and Credit Suisse, acting through its Cayman Islands Branch, incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.10	Third Amendment to Letter of Credit Reimbursement Agreement dated July 8, 2009 between Arcos Dorados B.V. and Credit Suisse, acting through its Cayman Islands Branch, incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.11	Fourth Amendment to Letter of Credit Reimbursement Agreement dated April 23, 2010 between Arcos Dorados B.V. and Credit Suisse AG, Cayman Islands Branch, incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.12	ISDA Schedule to the 2002 Master Agreement dated as of December 14, 2009 between Morgan Stanley & Co. International plc and Arcos Dorados B.V., incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1(File No. 333-173063) filed with the SEC on March 25, 2011.
4.13	ISDA Schedule to the 2002 Master Agreement dated as of December 14, 2009 between JPMorgan Chase Bank, N.A. and Arcos Dorados B.V., incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.14	Credit Support Annex to the Schedule to the Master Agreement dated as of December 14, 2009 between JPMorgan Chase Bank, N.A. and Arcos Dorados B.V., incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.15	Equity Incentive Plan, incorporated herein by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.16	Amendment No. 2 to the Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in All of the Territories, except Brazil, incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1 (File No. 333-177210) filed with the SEC on October 7, 2011.
4.17	ISDA Master Agreement dated as of April 20, 2012 between Bank of America, N.A. and Arcos Dorados Holdings Inc., incorporated herein by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.
4.18	ISDA Schedule to the 2012 Master Agreement dated as of April 20, 2012 between Bank of America, N.A. and Arcos Dorados Holdings Inc., incorporated herein by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.
4.19	Guarantee dated as of April 20, 2012 of Arcos Dourados Comercio de Alimentos Ltda. in favor of Bank of America, N.A. in connection with the ISDA Master Agreement and Schedule thereto, each dated as of April 20, 2012, and any confirmations thereunder, incorporated herein by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.
4.20	Confirmation dated June 8, 2012 between Arcos Dorados Holdings Inc. and Bank of America, N.A., incorporated herein by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.
4.21	Credit Agreement dated as of August 3, 2011 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.
4.22	First Amendment to Credit Agreement dated as of August 3, 2012 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.
4.23	Second Amendment to Credit Agreement dated as of August 2, 2013 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013.

Exhibit No.	Description
4.23	Second Amendment to Credit Agreement dated as of August 2, 2013 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013.
4.24	Third Amendment to Credit Agreement dated as of July 28, 2014 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014.
4.25	Fourth Amendment to Credit Agreement dated as of July 30, 2015 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015.
4.26	Waiver and Fifth Amendment to Credit Agreement dated as of March 16, 2016 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015.
4.27*	Sixth Amendment to Credit Agreement dated as of August 1, 2016 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender.
4.28*	Credit Agreement dated as of November 10, 2016 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors and JPMorgan Chase Bank, N.A., as lender.
8.1*	List of subsidiaries.
12.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
13.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
15.1*	Consent of Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document
____________________

*	Filed with this Annual Report on Form 20-F.

**	In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Arcos Dorados Holdings Inc.

By:	/s/ Mariano Tannenbaum
Name: Mariano Tannenbaum
Title: Chief Financial Officer

Date: April 27, 2017

Arcos Dorados Holdings Inc.

Consolidated Financial Statements

As of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ARCOS DORADOS HOLDINGS INC.:

We have audited the accompanying consolidated balance sheets of Arcos Dorados Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arcos Dorados Holdings Inc. and subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 15, 2017 expressed an unqualified opinion thereon.

Buenos Aires, Argentina

March 15, 2017

except for Note 27, as to which the date is April 27, 2017

/s/ Pistrelli, Henry Martin y Asociados S.R.L.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

Arcos Dorados Holdings Inc.

Consolidated Statements of Income (Loss)

For the fiscal years ended December 31, 2016, 2015 and 2014

Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2016	2015	2014
Sales by Company-operated restaurants	$2,803,334	$2,930,379	$3,504,302
Revenues from franchised restaurants	125,296	122,361	146,763
Total revenues	2,928,630	3,052,740	3,651,065

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,012,976)	(1,037,487)	(1,243,907)
Payroll and employee benefits	(607,082)	(660,773)	(791,677)
Occupancy and other operating expenses	(752,428)	(793,622)	(939,481)
Royalty fees	(142,777)	(149,089)	(173,663)
Franchised restaurants – occupancy expenses	(55,098)	(54,242)	(63,939)
General and administrative expenses	(221,075)	(270,680)	(272,065)
Other operating income (expenses), net	41,386	6,560	(95,476)
Total operating costs and expenses	(2,750,050)	(2,959,333)	(3,580,208)
Operating income	178,580	93,407	70,857
Net interest expense	(66,880)	(64,407)	(72,750)
Loss from derivative instruments	(3,065)	(2,894)	(685)
Foreign currency exchange results	32,354	(54,032)	(74,117)
Other non-operating (expenses) income, net	(2,360)	(627)	146
Income (loss) before income taxes	138,629	(28,553)	(76,549)
Income tax expense	(59,641)	(22,816)	(32,479)
Net income (loss)	78,988	(51,369)	(109,028)
Less: Net income attributable to non-controlling interests	(178)	(264)	(305)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$78,810	$(51,633)	$(109,333)

Earnings (loss) per share information:
Basic net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.37	$(0.25)	$(0.52)
Diluted net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	0.37	(0.25)	(0.52)

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Comprehensive Income (Loss)

For the fiscal years ended December 31, 2016, 2015 and 2014

Amounts in thousands of US dollars

	2016	2015	2014
Net income (loss)	$78,988	$(51,369)	$(109,028)

Other comprehensive income (loss), net of tax:

Foreign currency translation	(9,929)	(128,492)	(85,858)
Post-employment benefits:
Loss recognized in accumulated other comprehensive income (loss)	(310)	(213)	(544)
Reclassification of loss to consolidated statement of income (loss)	386	440	199
Post-employment benefits (expenses) (net of $39, $120 and $178 of deferred income taxes, respectively)	76	227	(345)
Cash flow hedges:
Net (loss) gains recognized in accumulated other comprehensive loss	(18,813)	20,487	5,158
Reclassification of net loss (gain) to consolidated statement of income (loss)	11,242	(14,209)	(2,792)
Cash flow hedges (net of $nil of income taxes)	(7,571)	6,278	2,366
Total other comprehensive loss	(17,424)	(121,987)	(83,837)
Comprehensive income (loss)	61,564	(173,356)	(192,865)
Less: Comprehensive income attributable to non-controlling interests	(140)	(73)	(200)
Comprehensive income (loss) attributable to Arcos Dorados Holdings Inc.	$61,424	$(173,429)	$(193,065)

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Balance Sheet

As of December 31, 2016 and 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

ASSETS	2016	2015
Current assets
Cash and cash equivalents	$194,803	$112,519
Accounts and notes receivable, net	83,239	63,348
Other receivables	28,841	35,629
Inventories	48,915	44,641
Prepaid expenses and other current assets	87,643	110,808
Deferred income taxes	—	12,051
McDonald’s Corporation’s indemnification for contingencies	1,749	—
Total current assets	445,190	378,996
Non-current assets
Miscellaneous	89,661	62,524
Collateral deposits	5,325	5,325
Property and equipment, net	847,966	833,357
Net intangible assets and goodwill	43,044	49,486
Deferred income taxes	70,446	63,321
Derivative instruments	—	6,741
McDonald’s Corporation’s indemnification for contingencies	3,421	3,452
Total non-current assets	1,059,863	1,024,206
Total assets	$1,505,053	$1,403,202
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$217,914	$187,685
Royalties payable to McDonald’s Corporation	17,585	14,834
Income taxes payable	38,912	28,581
Other taxes payable	73,681	69,006
Accrued payroll and other liabilities	144,442	93,112
Provision for contingencies	764	512
Interest payable	7,035	15,990
Short-term debt	—	2,500
Current portion of long-term debt	28,099	161,240
Derivative instruments	19,876	2,126
Deferred income taxes	—	1,728
Total current liabilities	548,308	577,314
Non-current liabilities
Accrued payroll and other liabilities	23,760	19,381
Provision for contingencies	17,348	20,066
Long-term debt, excluding current portion	551,580	491,327
Derivative instruments	10,615	—
Deferred income taxes	1,866	8,224
Total non-current liabilities	605,169	538,998
Total liabilities	1,153,477	1,116,312
Equity
Class A shares - no par value common stock; 420,000,000 shares authorized; 130,711,224 shares issued and outstanding at December 31, 2016; 130,538,896 shares issued and outstanding at December 31, 2015	373,969	371,857
Class B shares - no par value common stock; 80,000,000 shares authorized, issued and outstanding at December 31, 2016 and 2015	132,915	132,915
Additional paid-in capital	13,788	12,606
Retained earnings	271,968	193,158
Accumulated other comprehensive losses	(441,649)	(424,263)
Total Arcos Dorados Holdings Inc. shareholders’ equity	350,991	286,273
Non-controlling interests in subsidiaries	585	617
Total equity	351,576	286,890
Total liabilities and equity	$1,505,053	$1,403,202

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Cash Flows

For the fiscal years ended December 31, 2016, 2015 and 2014

Amounts in thousands of US dollars

	2016	2015	2014
Operating activities
Net income (loss) attributable to Arcos Dorados Holdings Inc	$78,810	$(51,633)	$(109,333)
Adjustments to reconcile net income (loss) attributable to Arcos Dorados Holdings Inc. to cash provided by operations:
Non-cash charges and credits:
Depreciation and amortization	92,969	110,715	116,811
Loss from derivative instruments	3,065	2,894	685
Amortization and accrual of letter of credit fees and deferred financing costs	3,974	3,982	4,195
Gain of property and equipment sales	(55,163)	(10,942)	(890)
Net income attributable to non-controlling interests	178	264	305
Deferred income taxes	5,499	(9,057)	7,419
Foreign currency exchange results	(33,348)	23,239	55,894
Accrued net share-based compensation expense	3,558	4,082	9,252
Impairment of long-lived assets and goodwill	12,742	13,022	52,915
Write-offs and related contingencies of property and equipment	5,776	6,038	7,111
Gain on Sales of restaurants businesses	(16,549)	(3,390)	(1,079)
Others, net	6,459	6,892	7,418
Changes in assets and liabilities:
Accounts payable	35,815	25,020	(16,128)
Accounts and notes receivable and other receivables	(32,604)	2,369	(9,779)
Inventories, prepaid and other assets	26,763	(45,900)	53,082
Income taxes payable	9,480	15,786	15,884
Other taxes payable	8,180	(2,568)	(27)
Interest payable	(9,533)	(3,746)	(1,054)
Accrued payroll and other liabilities and provision for contingencies	15,412	24,195	(198)
Others	2,706	1,427	608
Net cash provided by operating activities	164,189	112,689	193,091
Investing activities
Property and equipment expenditures	(92,282)	(90,964)	(169,813)
Purchases of restaurant businesses paid at acquisition date	—	(1,091)	(825)
Proceeds from sale of property and equipment and related advances	88,380	19,738	3,237
Proceeds from sales of restaurant businesses and related advances	25,090	3,861	1,938
Loans collected from / (granted to) related parties	1,800	9,702	(2,500)
Other investing activity	30	(1,361)	(1,001)
Net cash provided by (used in) investing activities	23,018	(60,115)	(168,964)
Financing activities
Proceeds from secured loan agreement	167,262	—	—
Dividend payments to Arcos Dorados Holdings Inc.’ shareholders	—	(12,509)	(50,036)
Net (payment) collection of derivative instruments	(6,268)	19,817	—
Purchase of 2023 Notes	(80,800)	—	—
Purchase and repayment of 2016 Notes	(181,156)	(11,710)	—
Issuance of other long-term debt	—	—	33,267
Net short-term borrowings	(2,488)	(29,043)	26,296
Other financing activities	(9,545)	(8,818)	(8,343)
Net cash (used in) provided by financing activities	(112,995)	(42,263)	1,184
Effect of exchange rate changes on cash and cash equivalents	8,072	(36,822)	(61,929)
Increase (decrease) in cash and cash equivalents	82,284	(26,511)	(36,618)
Cash and cash equivalents at the beginning of the year	112,519	139,030	175,648
Cash and cash equivalents at the end of the year	$194,803	$112,519	$139,030

Supplemental cash flow information:
Cash paid during the year for:
Interest	$76,605	$64,229	$71,369
Income tax	39,135	11,191	13,139
Non-cash investing and financing activities:
Dividend declared pending of payment	—	—	12,509
Seller financing pending of payment and settlement of franchise receivables related to purchases of restaurant businesses	—	2,113	1,864
Exchange of assets	2,150	—	—

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Changes in Equity

For the fiscal years ended December 31, 2016, 2015 and 2014

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive losses	Total	Non-controlling interests	Total
	Number	Amount	Number	Amount
Balances at December 31, 2013	129,867,426	358,820	80,000,000	132,915	17,250	404,287	(218,735)	694,537	762	695,299
Net income for the year	—	—	—	—	—	(109,333)	—	(109,333)	305	(109,028)
Other comprehensive losses	—	—	—	—	—	—	(83,732)	(83,732)	(105)	(83,837)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	—	—	—	—	—	(50,036)	—	(50,036)	—	(50,036)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	348,617	6,881	—	—	(6,881)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	6,163	—	—	6,163	—	6,163
Acquisition of non-controlling interests	—	—	—	—	(558)	—	—	(558)	(192)	(750)
Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(127)	—	(127)	—	(127)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(97)	(97)
Balances at December 31, 2014	130,216,043	365,701	80,000,000	132,915	15,974	244,791	(302,467)	456,914	673	457,587
Net loss for the year	—	—	—	—	—	(51,633)	—	(51,633)	264	(51,369)
Other comprehensive losses	—	—	—	—	—	—	(121,796)	(121,796)	(191)	(121,987)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	322,853	6,156	—	—	(6,156)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	2,788	—	—	2,788	—	2,788
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(129)	(129)
Balances at December 31, 2015	130,538,896	371,857	80,000,000	132,915	12,606	193,158	(424,263)	286,273	617	286,890
Net income for the year	—	—	—	—	—	78,810	—	78,810	178	78,988
Other comprehensive losses	—	—	—	—	—	—	(17,386)	(17,386)	(38)	(17,424)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	172,328	2,112	—	—	(2,112)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	3,294	—	—	3,294	—	3,294
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(172)	(172)
Balances at December 31, 2016	130,711,224	373,969	80,000,000	132,915	13,788	271,968	(441,649)	350,991	585	351,576

See Notes to the Consolidated Financial Statements.

1. Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a limited liability company organized and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has a 99.999% equity interest in Arcos Dorados Cooperatieve U.A., which has a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). See Note 4 for details. Prior to this acquisition, the Company did not carry out operations. The Company’s rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore the ability to conduct the business, derive exclusively from the rights granted by McDonald’s Corporation in the MFAs through 2027. The initial term of the MFA for French Guyana, Guadeloupe and Martinique was ten years through August 2, 2017 with an option to extend the agreement for these territories for an additional period of ten years, through August 2, 2027.  On July 20, 2016, the Company has exercised its option to extend the MFA for these three territories.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries, operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas (USVI) and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

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

Reclassifications

Certain reclassifications have been made from "Occupancy and other operating expenses" to "Payroll and employee benefits" in the Company's consolidated statements of income (loss), totaling $44,415 and $57,584, to the prior years information to conform to the current year presentation, for the fiscal year ended December, 31, 2015 and 2014, respectively.

According to the Accounting Standard Update 2015-03, debt issuance cost related to a recognized debt liability is required to be presented in the consolidated statements of balance sheet as a direct deduction from the corresponding debt liability rather than as an asset for the fiscal year beginning after December 15, 2015. As a result, certain reclassifications have been made from "Miscellaneous", included within "Non-current asset" amounting to $3,775 to "Current portion of long-term debt" and to "Long-term debt, excluding current portion", included within "Liabilities" in the Company's consolidated balance sheet amounting to $359 and $3,416, respectively.

3. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

3.       Summary of significant accounting policies (continued)

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

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheets date exchange rates, and revenues and expenses are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive losses” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its income (loss) statement.

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

See Note 22 for additional information pertaining to the Company’s Venezuelan operations, including currency restrictions and controls existing in the country and a discussion of the exchange rate used for remeasurement purposes.

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

3.       Summary of significant accounting policies (continued)

Other receivables

Other receivables primarily consist of value-added tax and other tax receivables (amounting to $15,089 and $24,088 as of December 31, 2016 and 2015, respectively). Other receivables are reported at the amount expected to be collected.

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

During June 2014 and March 2015, the Company performed an impairment testing of its long-lived assets in Venezuela considering the operating losses incurred in this market as a consequence of the Company’s currency exchange rate changes (indicator of potential impairment), as mentioned in Note 22. As a result of this analysis, the Company recorded impairment charges of $7,804 and $45,186 during the fiscal years 2015 and 2014, respectively, primarily associated to an advanced payment for a real estate given during the fourth quarter of 2013, using a fair market value approach. The impairment charges also included certain restaurants with undiscounted future cash flows insufficient to recover their carrying value. In the fourth quarter of 2016, 2015 and 2014, the Company assessed all markets for impairment indicators. As a result of these assessments, the Company concluded the second step was required to be performed as a component of the impairment testing of its long-lived assets in the following markets on a per store basis:

	2016	2015	2014
Puerto Rico	Yes	Yes	Yes
Mexico	Yes	Yes	Yes
Peru	Yes	Yes	Yes
Aruba	Yes	Yes	Yes
Curacao	No	Yes	Yes
USVI	Yes	Yes	Yes
Venezuela	Yes	Yes	Yes
Colombia	Yes	Yes	Yes
Ecuador	Yes	Yes	No
Trinidad and Tobago	Yes	No	No

As a result of the impairment testing the Company recorded the following impairment charges, for the markets indicated below, within Other operating income (expenses), net on the statements of income (loss):

Fiscal year	Markets	Total
2016	Mexico, Puerto Rico, USVI, Peru, Ecuador, Venezuela and Trinidad and Tobago	$7,697
2015	Mexico, Peru, Colombia and Venezuela	12,343
2014	Mexico, Puerto Rico, Peru, Colombia and Venezuela	50,886

3.       Summary of significant accounting policies (continued)

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

In assessing the recoverability of the goodwill, the Company considers changes in economic conditions and makes assumptions regarding estimated future cash flows and other factors. Estimates of future cash flows are highly subjective judgments based on the Company’s experience and knowledge of its operations. These estimates can be significantly impacted by many factors including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends.

As a result of the analyses performed the Company recorded the following impairment charges, related to goodwill generated in the acquisition of franchised restaurants, for the markets indicated below within Other operating income (expenses), net on the statements of income (loss):

Fiscal year	Markets	Total
2016	Mexico	$5,045
2015	Argentina	679
2014	Puerto Rico	2,029

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $117,250, $122,920 and $146,363 in 2016, 2015 and 2014, respectively. Advertising expenses related to franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to franchised operations were $36,374, $35,131 and $44,828 in 2016, 2015 and 2014, respectively.

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

3.       Summary of significant accounting policies (continued)

Accounts payable outsourcing

The Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. This service allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. Independent of the Company, the financial institutions also allow suppliers to sell their receivables to the financial institutions in an arrangement separately negotiated by the supplier and the financial institution. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. All of the Company’s obligations, including amounts due, remain to the Company’s suppliers as stated in the supplier agreements. As of December 31, 2016 and 2015, $2,241 and $2,142, respectively, of the Company’s total accounts payable are available for this purpose and have been sold by suppliers to participating financial institutions.

Share-based compensation

The Company recognizes compensation expense as services required to earn the benefits are rendered. See Note 17 for details of the outstanding plans and the related accounting policies.

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

Provision for contingencies

The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. See Note 18 for details.

Comprehensive income (loss)

Comprehensive income (loss) includes net income as currently reported under generally accepted accounting principles and also includes the impact of other events and circumstances from non-owner sources which are recorded as a separate component of shareholders’ equity. The Company reports foreign currency translation gains and losses, unrealized results on cash flow hedges as well as unrecognized post-retirement benefits as components of comprehensive income (loss).

3.       Summary of significant accounting policies (continued)

Sales of properties and equipments and restaurant businesses

The Company recognizes the sale of properties and equipments when: (a) the profit is determinable, that is, the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (b) the earnings process is virtually complete, that is, the Company is not obliged to perform significant activities after the sale to earn the profit. The sale of restaurant businesses is recognized when the Company transfers substantially all of the risks and rewards of ownership.

In order to determine the gain or loss on the disposal, the goodwill associated with the sold of property and equipments and restaurant business, if any, is considered within the carrying value. The amount of goodwill to be included in that carrying amount is based on the relative fair value of the item to be disposed and the portion of the reporting unit that will be retained.

During fiscal years 2016, 2015 and 2014, the Company recorded results from sales of properties and equipments and restaurant businesses, amounting to $71,712, $14,332 and $1,969, respectively, included within “Other operating income (expenses), net”. The sales performed during fiscal years 2016 and 2015, were primarily related to the redevelopment of certain real estate assets and restaurant businesses, related to the refranchising of a number of company-operated restaurants.

In addition, as of December 31, 2016 and 2015, the Company received advances related to the redevelopment of certain real estate assets and restaurant businesses plan for which the sales had not met the aforementioned conditions, amounting to $34,341 and $4,939, respectively, recorded within the current portion of “Accrued payroll and other Liabilities”.

Recent accounting pronouncements

In May 2014, the FASB issued guidance codified in Accounting Standards Codification (ASC) 606, “Revenue Recognition - Revenue from Contracts with Customers,” which amends the guidance in former ASC 605, “Revenue Recognition,” and becomes effective beginning January 1, 2017. In August 12, 2015, the FASB deferred the effective date to annual reporting periods beginning after December 15, 2017. The standard’s core principle is that a company must recognize revenue when it transfers promised goods or services to customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. After evaluating the effect of adopting the new standard, the Company concluded that the sole source of revenue affected would be the initial franchise fee, which would be deferred over the term of the franchise agreement. Consequently, a deferred income is expected within a range of $4 million and $6 million as of the date of the adoption. The Company will adopt the modified retrospective method as of the date the new guidance become effective.

In November 2015, new guidance about ASC 740 “Income Tax” was issued. Becoming effective for fiscal periods, including interim periods, beginning after December 15, 2016, this standard requires the Company to classify all deferred tax assets and liabilities as non-current on the Consolidated Statements of Balance Sheets instead of separating deferred taxes into current and non-current amounts. As of December 31, 2016, the Company adopted this guidance prospectively, since early adoption was permitted.

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

Other acquisitions

During fiscal years 2015 and 2014, the Company acquired certain franchised restaurants in certain territories. No acquisitions of franchised restaurant were made during fiscal year 2016. Presented below is supplemental information about these acquisitions:

4.       Acquisition of businesses (continued)

Purchases of restaurant businesses:	2015	2014
Property and equipment	$936	$583
Identifiable intangible assets	853	518
Goodwill	1,621	2,029
Assumed debt	(206)	—
Gain on bargain purchase of franchised restaurants	—	(71)
Purchase price	3,204	3,059
Restaurants sold in exchange	—	—
Settlement of franchise receivables	(2,113)	(1,436)
Seller financing	—	(798)
Purchase price paid at acquisition date	$1,091	$825

5. Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year end:

	2016	2015
Receivables from franchisees	$45,700	$34,714
Debit and credit card receivables	40,652	28,683
Meal voucher receivables	11,024	8,920
Notes receivable	2,230	3,799
Allowance for doubtful accounts	(16,367)	(12,768)
	$83,239	$63,348

6. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year end:

	2016	2015
Prepaid taxes	$52,407	$78,543
Prepaid expenses	18,753	21,124
Promotion items and prepayments	12,853	11,141
Other	3,630	—
	$87,643	$110,808

7. Miscellaneous

Miscellaneous consist of the following at year end:

	2016	2015
Judicial deposits	$35,652	$23,019
Tax credits	21,060	6,581
Prepaid property and equipment	13,279	11,344
Notes receivable	4,509	2,799
Rent deposits	4,471	6,584
Other	10,690	12,197
	$89,661	$62,524

8. Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2016	2015
Land	$145,417	$138,546
Buildings and leasehold improvements	605,156	575,238
Equipment	563,973	521,957
Total cost	1,314,546	1,235,741
Total accumulated depreciation	(466,580)	(402,384)
	$847,966	$833,357

Total depreciation expense for fiscal years 2016, 2015 and 2014 amounted to $83,993, $96,383 and $101,703, respectively.

9. Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

	2016	2015
Net intangible assets (i)
Computer software cost	$66,969	$60,088
Initial franchise fees	15,039	14,659
Reacquired franchised rights	8,219	8,128
Letter of credit fees	940	940
Others	1,000	1,000
Total cost	92,167	84,815
Total accumulated amortization	(56,242)	(47,579)
Subtotal	35,925	37,236

9. Net intangible assets and goodwill (continued)

Goodwill (ii)	2016	2015
Mexico	—	6,013
Brazil	5,100	4,191
Chile	1,110	1,050
Argentina	411	504
Ecuador	273	273
Peru	167	165
Colombia	58	54
Subtotal	7,119	12,250
	$43,044	$49,486

(i)	Total amortization expense for fiscal years 2016, 2015 and 2014 amounted to $8,976, $14,332 and $15,108, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows: $13,949 for 2017, $9,073 for 2018; $2,843 for 2019; $1,347 for 2020; $1,347 for 2021; and thereafter $7,366.

(ii)	Related to the acquisition of franchised restaurants (Mexico, Brazil, Peru, Chile, Argentina and Colombia) and non-controlling interests in subsidiaries (Ecuador and Chile).

10. Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following at year end:

	2016	2015
Current:
Accrued payroll	$95,754	$74,559
Advances related to pending sales of property and equipment and restaurant businesses	34,341	4,939
Accrued expenses	9,492	11,817
Other liabilities	4,855	1,797
	$144,442	$93,112
Non-current:
Deferred rent	13,782	12,170
Other liabilities	9,978	7,211
	$23,760	$19,381

11. Short-term debt

Short-term debt consists of the following at year-end:

	2016	2015
Revolving Credit Facilities	$—	$2,500
	$—	$2,500

The Company entered into revolving credit facilities in order to borrow money from time to time to cover its working capital needs and for other general corporate purposes.

11.       Short-term debt (continued)

On August 1, 2016, ADBV renewed its committed revolving credit facility with Bank of America, N.A. (BOFA), as lender, for up to $25 million maturing on August 3, 2017. In addition, on November 10, 2016, ADBV entered into a revolving credit facility with JPMorgan Chase Bank, N.A, for up to $25 million maturing on November 10, 2017. Each loan made to ADBV under these agreements will bear interest at an annual rate equal to LIBOR plus 2.50%. Interest on each loan will be payable at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

The obligations of ADBV under the revolving credit facilities are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. Furthermore, the agreements include customary covenants including, among others, restrictions on the ability of ADBV, the guarantors and certain material subsidiaries to: (i) incur liens (except for the event of default that may occur derives from the credit and debit card receivables that secured the Secured Loan Agreement mentioned in Note 12), (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws; and (vii) is required to comply with a consolidated net indebtedness to EBITDA ratio lower than 3.0 to 1 as of the last day of the fiscal quarter ended December 31, 2016 and thereafter. The revolving credit facilities provide for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facilities and/or to declare all sums outstanding under the loan documents immediately due and payable.

As of December 31, 2016, the mentioned ratio was 1.64 and thus the Company is currently in compliance with the ratio requirement under both revolving credit facilities.

12. Long-term debt

Long-term debt consists of the following at year-end:

	2016	2015
2023 Notes	$393,767	$473,767
2016 Notes	—	158,544
Secured loan agreement	167,262	—
Capital lease obligations	4,704	5,599
Other long-term borrowings	25,553	22,465
Subtotal	591,286	660,375
Discount on 2023 Notes	(5,029)	(6,918)
Premium on 2023 Notes	1,910	2,640
Premium on 2016 Notes	—	245
Fair value adjustment related to Secured loan agreement (i)	(2,877)	—
Deferred financing costs	(5,611)	(3,775)
Total	579,679	652,567
Current portion of long-term debt	28,099	161,240
Long-term debt, excluding current portion	$551,580	$491,327

(i)	The carrying value of hedged items in fair value hedges, are adjusted for fair value changes to the extent they are attributable to the risks designated as being hedged. The related hedging instrument is also recorded at fair value included within "Derivative instruments" in liabilities current and non-current.

12.       Long-term debt (continued)

2023 and 2016 Notes:

The following table presents additional information related to the 2023 Notes and 2016 Notes:

			Principal as of December 31,
	Annual interest rate	Currency	2016	2015	Maturity
2023 Notes	6.625%	USD	$393,767	473,767	September 27, 2023
2016 Notes	10.25%	BRL	—	158,544	July 13, 2016

	Interest Expense (i)			DFC Amortization (i)			Accretion of Premium and Amortization of Discount (i)
	2016	2015	2014	2016	2015	2014	2016	2015	2014
2023 Notes	$28,516	$31,387	$31,387	$943	$439	$438	$1,157	$515	$506
2016 Notes	6,668	20,991	29,490	391	805	778	(266)	(496)	(692)

(i) These charges are included within "Net interest expense" in the consolidated statements of income (loss).

On July 13, 2011 and April 24, 2012, the Company issued Brazilian reais notes due in 2016 (the "2016 Notes") amounting to Brazilian reais (“BRL”) 675,000. Periodic payments of principal were not required and interest was paid semi-annually beginning on January 13, 2012. The Company incurred $3,699 of financing costs related to these issuances, which were capitalized as deferred financing costs ("DFC") and were amortized over the life of the notes.

During November 2015 and January 2016, the Company redeemed a portion of the outstanding principal amount of its 2016 Notes. Furthermore, on April 8, 2016, the Company launched a cash tender offer for any and all of its outstanding 2016 Notes, at a redemption price equal to 97%, which expired on May 5, 2016. The holders who tendered their 2016 Notes prior to April 21, 2016, received a redemption price equal to 100%. The results related to the cash tender offer and the accelerated amortization of the related to DFC were recognized as interest expense within the consolidated statement of income (loss). Finally, on July 13, 2016, the Company settled the remaining 2016 Notes amounting to BRL 200,991 (equivalent to $60,965) and paid accrued and unpaid interest amounting to BRL 10,301 (equivalent to $3,124) related to the Notes.

The following table presents information related to the purchase and repayments of the principal of the 2016 Notes:

		Amount
Date	Redemption price	BRL	$
November 25, 2015	93.75%	40,000	9,995
November 30, 2015	93.75%	7,039	1,715
January 29, 2016	97.75%	1,180	288
April 21, 2016	100.00%	421,765	118,797
May 5, 2016	97.00%	4,025	1,106
July 13, 2016	100.00%	200,991	60,965
Total		675,000	192,866

On September 27, 2013, the Company issued senior notes, which are due in 2023 (the "2023 Notes"). Periodic payments of principal are not required and interest is paid semi-annually commencing on March 27, 2014. The gross proceeds from the cash issuance of 2023 Notes amounting to $378,409 were partially used to finance the purchase of 2019 Notes and to repay certain of the Company’s short-term debt. The 2019 Notes, were canceled during 2013, when the Company launched a tender and exchange offer pursuant to which it offered to exchange any and all of the outstanding 2019 Notes for 2023 Notes and to purchase any and all of the outstanding 2019 Notes for cash.

12.       Long-term debt (continued)

2023 and 2016 Notes (continued):

The Company recorded the portion of 2023 Notes issued in exchange for cash at the original price of 100.909%. The portion of 2023 Notes issued as consideration for the partial exchange of 2019 Notes was recorded at the carrying value of the 2019 Notes since there were no substantive modifications to the terms of the debts according to ASC 470-50-40. The net discount amounting to $5,420 (comprised of a discount of $8,829 related to the non-cash issuance, partially offset by $3,409 of a premium related to the cash issuance) is being accreted over the term of the 2023 Notes and recognized as a higher interest expense. The Company incurred $3,313 of financing costs related to the cash issuance of 2023 Notes, which were capitalized as deferred DFC and are being amortized over the life of the notes.

On June 1, 2016, the Company launched a cash tender offer to purchase $80,000 of its outstanding 2023 Notes, at a redemption price equal to 98%, which expired on June 28, 2016. The holders who tendered their 2023 Notes prior to June 14, received a redemption price equal to 101%. As a consequence of this transaction, the Company redeemed 16.89% of the outstanding principal. The total payment was $80,800 (including $800 of early tender payment) plus accrued and unpaid interest. The results related to the cash tender offer and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of income (loss).

The 2023 Notes, are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The 2023 Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2023 Notes to be due and payable immediately.

The 2023 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Secured loan agreement

On March 29, 2016, the Company’s Brazilian subsidiary signed a $167,262 Secured Loan Agreement (the "Loan") with five off-shore lenders namely: Citibank N.A., Itaú BBA International plc, Santander (Brasil) S.A., Cayman Islands Branch, Bank of America N.A. and JP Morgan Chase Bank, N.A. Each loan under the agreement bears interest at the following annual interest rates:

Lender	Annual Interest Rate
Citibank N.A.	3M LIBOR + 2.439%
Itaú BBA International plc	5.26%
Banco Santander (Brasil) S.A., Cayman Islands Branch	4.7863%
Bank of America N.A.	3M LIBOR + 4.00%
JP Morgan Chase Bank, N.A.	3M LIBOR + 3.92%

In order to fully convert each loan of the agreement into BRL, the Brazilian subsidiary entered into five cross-currency interest rate swap agreements with the local subsidiaries of the same lenders. Consequently, the loans were fully converted into BRL amounting to BRL613,850. Refer to Note 13 for more details.

12.       Long-term debt (continued)

Secured loan agreement (continued)

Considering the cross currency interest rate swap agreements, the final interest rate of the Loan is the Interbank Market reference interest rate (known in Brazil as “CDI”) plus 4.50% per year. Interest payments are made quarterly, beginning June 2016 and principal payments will be made semi-annually, beginning September 2017.

The Company incurred $3,243 of financing costs related to this issuance, which were capitalized as DFC and are being amortized over the life of the loan.

The following table presents information related to the Secured loan agreement:

Interest Expense (i) (ii)			DFC Amortization (ii)
2016	2015	2014	2016	2015	2014
$6,519	$—	$—	$814	$—	$—

(i)	This charge does not include the effect of the cross-currency interest rate swap agreements mentioned in Note 13, amounting to a loss of $18,177. Including this effect the total interest cost amounts to $24,696.

(ii)	These charges are included within "Net interest expense" in the consolidated statement of income (loss).

The Loan matures on March 30, 2020 and periodic payments of principal are required: 10% of principal in September 2017, 15% in March and September 2018, and 20% in March and September 2019 and in March 2020. Prepayments are allowed without penalty.

The Loan is fully and unconditionally guaranteed on a senior secured basis by the Company and certain subsidiaries and is secured by certain credit and debit card receivables arising from sales in certain Brazilian restaurants operated by the Brazilian subsidiary. The Loan ranks at least pari passu in right of payment with all other unsubordinated and unsecured indebtedness of the borrower and the guarantors.

The Loan proceeds were used primarily to repay the 2016 Notes mentioned above.

The Loan agreement includes customary covenants including, among others, restrictions on the ability of the Company and certain subsidiaries to (i) pay dividends; (ii) create liens; (iii) sell certain real estate assets; (iv) enter into sale and lease-back transactions; (v) pay interest or principal on intercompany loans; and (vi) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions.

Under the Loan, the Company must maintain (i) a Consolidated Net Indebtedness to EBITDA ratio (as defined therein) lower than (a) 3.5 to 1 as of the last day of the fiscal quarter ended March 31 and June 30, 2016, (b) 3.25 to 1 as of the last day of the fiscal quarter ended September 30, 2016 and (c) 3.0 to 1 as of the last day of the fiscal quarter ended December 31, 2016 and thereafter; and (ii) an EBITDA to Consolidated Interest Expense ratio (as defined therein) greater than 2.5 to 1 as of the last day of any fiscal quarter. The Brazilian subsidiary must maintain an Adjusted Net Indebtedness to EBITDA ratio lower than 2.0 to 1 as of the last day of any fiscal quarter. The calculation of Adjusted Net Indebtedness of the Brazilian subsidiary shall exclude any intercompany indebtedness.

As of December 31, 2016, the Company was in compliance with the ratio requirements; Consolidated Net Indebtedness to EBITDA ratio and EBITDA to consolidated Interest Expense ratio were 1.90 and 3.11, respectively; and, the net indebtedness to EBITDA ratio of the Brazilian subsidiary was 0.96.

The Loan also provides for customary events of default, which, if any of them occur, would permit or require the principal and interest on all of the outstanding amount to be due and payable immediately.

12.       Long-term debt (continued)

Other required disclosure

At December 31, 2016, future payments related to the Company’s long-term debt are as follows:

	Principal	Interest	Total
2017	$19,974	$37,200	$57,174
2018	54,402	34,793	89,195
2019	71,165	31,523	102,688
2020	37,253	28,057	65,310
2021	3,782	27,267	31,049
Thereafter	404,710	53,945	458,655
Total payments	591,286	212,785	804,071
Interest	—	(212,785)	(212,785)
Discount on 2023 Notes	(5,029)	—	(5,029)
Premium on 2023 Notes	1,910	—	1,910
Fair value adjustments	(2,877)	—	(2,877)
Deferred financing cost	(5,611)	—	(5,611)
Long-term debt	$579,679	$—	$579,679

13. Derivative instruments

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2016 and 2015:

		(Liability) Asset Derivatives
		Fair Value
Type of Derivative	Balance Sheets Location	2016	2015
Derivatives designated as hedging instruments
Forward contracts	Other receivables	$—	$454
	Accrued payroll and other liabilities	(100)	—
2013 Cross-currency interest rate swap (i)	Derivative instruments	(3,274)	4,615
2016 Cross-currency interest rate swap (i)	Derivative instruments	(27,217)	—
		(30,591)	5,069

(i)	At December 31, 2016, presented in the consolidated balance sheet as follows: $19,876 as a current liability and $10,615 as a non-current liability. At December 31, 2015, presented in the consolidated balance sheet as follows: $6,741 as a non-current asset and $2,126 as a current liability.

13.       Derivative instruments (continued)

Derivatives designated as hedging instruments

Cash flow hedge

Forward contracts

The Company has entered into various forward contracts in a few territories in order to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges result in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of December 31, 2016, the Company has forward contracts outstanding with a notional amount of $12,295 that mature during 2017.

The Company made net (payments) collections totaling $(1,307), $2,306 and $1,451 during fiscal years 2016, 2015 and 2014, respectively, as a result of the net settlements of these derivatives.

2013 Cross-currency interest rate swap

On November 7, 2013, the Company entered into a cross-currency interest rate swap agreement (the "2013 cross-currency interest rate swap") with JP Morgan Chase Bank, N.A., to hedge all the variability in a portion (53.08%) of the principal and interest collections of its BRL intercompany loan receivable with ADBV. The agreement was amended on: November 13, 2015, June 24, 2016, July 15, 2016 and August 11, 2016. All the terms of the swap agreement match the terms of the BRL intercompany loan receivable. Pursuant to this agreement, the Company receives interests at a fixed rate of 4.38% over a notional amount of 33.2 million ($47.3 million at the inception, $28.3 million until June 24, 2016, $30.7 million until July 15, 2016 and $32.4 million before last amendment) and pays interest at a fixed rate of 13% over a notional amount of R$108 million on March 31 and September 30 of each year.  This agreement matures on September 29, 2023 with exchange of principal.

As a result of the amendments, the Company paid $6,268 during 2016 and collected $19,817 and recorded a loss of $2,650 within “Loss from derivative instruments” in the income (loss) statement, during 2015. According to ASC 815-30-40, the amount deferred in accumulated other comprehensive income (loss) until the date of the last amendments that equals to a loss of $658 as of December 31,2016, will be amortized to earnings as the originally hedged cash flows affected income (loss) statement.

The Company paid $2,795, $1,933 and $3,512 of net interest during fiscal years 2016, 2015 and 2014, respectively.

13.       Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

The following table presents the pretax amounts affecting income and other comprehensive income for the fiscal years ended December 31, 2016, 2015 and 2014 for each type of derivative relationship:

	Forward contracts			Cross-currency interest rate swaps			Total
Derivatives in Cash Flow Hedging Relationships	2016	2015	2014	2016	2015	2014	2016	2015	2014
(Loss) Gain Recognized in Accumulated OCI on Derivative (Effective Portion)	$(1,861)	$1,903	$1,925	$(16,952)	$18,584	$3,233	$(18,813)	$20,487	$5,158
Loss (Gain) Reclassified from Accumulated OCI into Income (Effective Portion) (i)	1,307	(2,306)	(1,451)	9,935	(11,903)	(1,341)	11,242	(14,209)	(2,792)
Loss Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion) (ii)	—	—	—	—	(2,650)	—	—	(2,650)	—

(i)	The (loss) gain recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net (loss) gain recognized in income related to the cross-currency interest rate swap is presented in the consolidated income (loss) statement as follows: a (loss) gain of ($6,997), $13,595 and $5,084 for the fiscal year 2016, 2015 and 2014, respectively, as an adjustment to foreign exchange results and a loss of $2,938, $1,692 and $3,743, for the fiscal years 2016, 2015 and 2014, respectively, as an adjustment to net interest expense.

(ii)	In the fiscal year 2015 related to the loss incurred in connection with the amendment of the cross-currency interest rate swap agreement. These results were recorded within “Loss from derivative instruments” in the Company’s consolidated statements of income (loss).

Fair value hedge

2016 Cross-currency interest rate swap

On March 29, 2016, the Company entered into five cross-currency interest rate swap agreements (the "2016 cross-currency interest rate swap") in order to fully hedge the principal and interest cash flows of the Secured Loan Agreement described in Note 12, into BRL. The agreements were signed with the Brazilian subsidiaries of the banks participating in the secured loan. All the terms of the 2016 cross-currency interest rate swap agreements match the terms of the Secured Loan Agreement. Pursuant to these agreements, the Company receives interest in US dollar at an interest rate equal to the one it has to pay to the off-shore lenders over a notional amount of $167,3 million and pays interest in BRL at CDI plus 4.50% per year, over a notional amount of BRL 613,9 million quarterly, beginning June 2016.

During fiscal year 2016, the accrued interest amounted to $18,177. This charge does not include the effect of the secured loan agreement mentioned in Note 12, amounting to a loss of $6,519. Including this effect the total interest cost amounts to $24,696. As of December 31, 2016 all accrued interest were settled.

According to ASC 815-25-35, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item shall be recognized in earnings. If those results are not perfectly offset, the difference shall be considered as hedge ineffectiveness.

13.       Derivative instruments (continued)

Fair value hedge (continued)

2016 Cross-currency interest rate swap (continued)

The following table presents the pretax amounts affecting income for the fiscal year ended December 31, 2016:

	2016
Derivatives in Fair Value Hedging Relationships	Loss recognized in Income on hedging derivatives	Gain recognized in Income on hedging items

Cross-currency swaps (i)	(5,814)	2,877

(i)	The loss amounting to $2,938, related to the ineffective portion of derivatives, was recorded within “Loss from derivative instruments” in the Company’s consolidated statements of income (loss).

Derivatives not designated as hedging instruments

Total equity return swap

On August 13, 2012, the Company entered into a total equity return swap agreement with Goldman Sachs International (GSI) in order to minimize earning volatility related to a long-term incentive plan to reward employees implemented by ADBV in 2008, fully vested in March 2015. The agreement was renewed twice and as from the amendment signed on September 23, 2014, the Company was required to make a collateral deposit, which returned to the Company with the maturity of the agreement on September 12, 2015. During the third quarter of 2015, the Company paid $9,681 as settlement of the agreement.

The Company did not designate this swap as a hedge under ASC 815. Therefore, the agreement was carried at fair market value in the consolidated balance sheets with changes reported in earnings, within "General and administrative expenses". The interest portion was recorded within “Net interest expense” in the Company’s consolidated statement of income (loss).

The following table presents amounts affecting income related to derivatives not designated as hedging instruments:

		Loss Recognized in Income on Derivative instruments
Derivatives Not Designated as Hedging Instruments	Location of Loss Recognized in Income	2016	2015	2014
Total equity return swap	General and administrative expenses (i)	$—	$(1,743)	$(6,861)
	Net interest expense	—	(453)	(360)
Others	Loss from derivative instruments	(127)	(244)	(685)
Total		$(127)	$(2,440)	$(7,906)

(i)	For the fiscal year 2015, includes a loss amounting to $1,252 excluded from Adjusted EBITDA as from the total vesting of the plan. See Adjusted EBITDA reconciliation in Note 21.

14. Operating lease agreements

At December 31, 2016, the Company was the lessee at 2,775 locations through ground leases (the Company leases the land and the Company or franchisee owns the building) and through improved leases (the Company leases land and buildings). Lease terms for most restaurants vary between 10 and 20 years and, in many cases, provide for rent escalations and renewal options, with certain leases providing purchase options. Escalations terms vary by reporting unit, with examples including fixed-rent escalations, escalations based on an inflation index, and fair value adjustments. According to rental terms, the Company pays monthly rent based on the greater of a fixed rent or a certain percentage of the Company’s gross sales. For most locations, the Company is obligated for the related occupancy costs including property taxes, insurance and maintenance. However, for franchised sites, the Company requires the franchisees to pay these costs. In addition, the Company is the lessee under non-cancelable leases covering certain offices and warehouses.

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

At December 31, 2016, future minimum payments required under existing operating leases with initial terms of one year or more are:

	Restaurant	Other	Total
2017	$136,812	$5,340	$142,152
2018	124,045	2,663	126,708
2019	110,171	1,846	112,017
2020	98,739	1,838	100,577
2021	84,291	1,395	85,686
Thereafter	382,221	4,162	386,383
Total minimum payment	$936,279	$17,244	$953,523

The following table provides detail of rent expense for fiscal years 2016, 2015 and 2014:

	2016	2015	2014
Company-operated restaurants (i)	$131,142	$135,232	$151,724
Franchised restaurants (ii)	43,311	36,381	48,814
Total rent expense	$174,453	$171,613	$200,538

(i)	Included within “Occupancy and other operating expenses” in the consolidated statements of income (loss).

(ii)	Included within “Franchised restaurants – occupancy expenses” in the consolidated statements of income (loss).

The following table provides a breakdown detail of rent expense between minimum and contingent rentals for fiscal years 2016, 2015 and 2014:

	2016	2015	2014
Minimum rentals	$122,726	$122,110	$131,463
Contingent rentals based on sales	51,727	49,503	69,075
Total rent expense	$174,453	$171,613	$200,538

15. Franchise arrangements

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

At December 31, 2016 and 2015, net property and equipment under franchise arrangements totaled $140,000 and $131,587, respectively (including land for $39,273 and $39,452, respectively).

Revenues from franchised restaurants for fiscal years 2016, 2015 and 2014 consisted of:

	2016	2015	2014
Rent	$123,311	$121,122	$145,540
Initial fees (i)	1,386	611	564
Royalty fees (ii)	599	628	659
Total	$125,296	$122,361	$146,763

(i)	Presented net of initial fees paid to McDonald’s Corporation for $1,588, $747 and $885 in 2016, 2015 and 2014, respectively.

(ii)	Presented net of royalties fees paid to McDonald’s Corporation for $50,839, $49,742 and $63,680 in 2016, 2015 and 2014, respectively.

At December 31, 2016, future minimum rent payments due to the Company under existing franchised agreements are:

	Owned sites	Leased sites	Total
2017	$5,318	$20,365	$25,683
2018	4,824	19,372	24,196
2019	4,358	18,693	23,051
2020	3,954	17,236	21,190
2021	3,646	15,658	19,304
Thereafter	16,009	71,278	87,287
Total	$38,109	$162,602	$200,711

16. Income taxes

The Company’s operations are conducted by its foreign subsidiaries in Latin America and the Caribbean. The foreign subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such foreign countries.

Statutory tax rates in the countries in which the Company operates for fiscal years 2016, 2015 and 2014 were as follows:

	2016	2015	2014
Puerto Rico	20%	20%	20%
Argentina, Martinique, French Guyana, Guadeloupe, St Croix, St. Thomas, Aruba and Curacao	35%	35%	35%
Brazil and Venezuela	34%	34%	34%
Colombia	40%	39%	34%
Peru	28%	28%	30%
Costa Rica and Mexico	30%	30%	30%
Panamá, Uruguay, Trinidad and Tobago and Netherlands	25%	25%	25%
Ecuador	25%	25%	22%
Chile	24%	23%	21%

Income tax expense for fiscal years 2016, 2015 and 2014 consisted of the following:

	2016	2015	2014
Current income tax expense	$54,142	$31,873	$25,060
Deferred income tax (benefit) expense	5,499	(9,057)	7,419
Income tax expense	$59,641	$22,816	$32,479

Income tax expense for fiscal years 2016, 2015 and 2014 differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax income (loss) as a result of the following:

	2016	2015	2014
Pre-tax income (loss)	$138,629	$(28,553)	$(76,549)
Weighted-average statutory income tax rate (i)	35.4%	32.8%	33.4%
Income tax expense at weighted-average statutory tax rate on pre-tax income (loss)	49,030	(9,353)	(25,604)
Permanent differences:
Change in valuation allowance	(17,037)	63,880	81,360
Non-deductible expenses	11,993	6,368	15,641
Tax benefits, including Brazil and other	(14,437)	(17,377)	(45,223)
Withholding income taxes on intercompany transactions	22,379	1,557	369
Expiration and changes in tax loss carryforwards	18,291	—	7,852
Differences including exchange rate and inflation adjustment	(9,947)	(25,347)	(4,440)
Alternative taxes	(114)	2,386	3,070
Others	(517)	702	(546)
Income tax expense	$59,641	$22,816	$32,479

16.       Income taxes (continued)

(i)	Weighted-average statutory income tax rate is calculated based on the aggregated amount of the income before taxes by country multiplied by the prevailing statutory income tax rate, divided by the consolidated income before taxes. Certain changes, mainly related to the remeasurement effect of the entities with a functional currency different from the local currency, have been made to the prior years weighted-average statutory income tax rate calculation for the fiscal years ended December 31, 2015 and 2014, to conform to the current year presentation.

The tax effects of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities at December 31, 2016 and 2015 are presented below:

	2016	2015
Tax loss carryforwards (i)	$268,389	$254,861
Purchase price allocation adjustment	30,855	37,549
Property and equipment, tax inflation	37,471	45,650
Other accrued payroll and other liabilities	15,437	13,891
Share-based compensation	4,151	3,570
Provision for contingencies	3,449	2,177
Other deferred tax assets (ii)	27,292	27,642
Other deferred tax liabilities (iii)	(13,649)	(9,618)
Property and equipment - difference in depreciation rates	(14,195)	(12,411)
Valuation allowance (iv)	(290,620)	(297,891)
Net deferred tax asset	$68,580	$65,420

(i)	As of December 31, 2016, the Company and its subsidiaries has accumulated operating tax loss carryforwards amounting to $949,634. The Company has operating tax loss carryforwards amounting to $369,663, expiring between 2017 and 2021. In addition, the Company has operating tax loss carryforwards amounting to $359,793 expiring after 2021 and operating tax loss carryforwards amounting to $220,178 that do no expire.

(ii)	Other deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes (accounting base) and the amounts used for income tax purposes (tax base). For the fiscal year ended December 31, 2016, include regular expenses provisions in Brazil and Colombia for $10,785 and $3,278, respectively; $5,055 related to foreign currency exchange differences in Venezuela and $3,832 in Puerto Rico, mainly related to bad debt reserve. For the Fiscal year ended December 31, 2015 include $11,745 related to foreign currency exchange differences in Venezuela.

(iii)	Primarily related to intangible assets and foreign currency exchange differences.

(iv)	In assessing the realization of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The total amount of $68,580 for the year ended December 31, 2016, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $70,446 and $1,866, respectively.

The total amount of $65,420 for the year ended December 31, 2015, is presented in the consolidated balance sheet as current asset, non-current asset, current liability and non-current liability amounting to $12,051; $63,321; $1,728 and $8,224, respectively.

Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences were $123,494 at December 31, 2016 and consisted of undistributed earnings considered permanently invested in subsidiaries. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

16.       Income taxes (continued)

As of December 31, 2016 and 2015, the Company’s gross unrecognized tax benefits totaled $19 and $63 (including interests and penalties), respectively, that would favorably affect the effective tax rate if resolved in the Company’s favor.

The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits:

	2016	2015
Balances at beginning balance	$63	$221
Decrease for positions taken in prior years	(44)	(158)
Balances at ending balance	$19	$63

The Company is regularly under audit in multiple tax jurisdictions. It is reasonably possible that, as a result of audit progression within the next 12 months, there may be new information that causes the Company to reassess the total amount of unrecognized tax benefits recorded. While the Company cannot estimate the impact that new information may have on the unrecognized tax benefit balance, the Company believes that the liabilities that are recorded are appropriate and adequate as determined under ASC 740. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2010.

As of December 31, 2016, there are certain matters related to the interpretation of income tax laws for which there is a possibility that a loss may have been incurred, as of the date of the financial statements in accordance with ASC 740 in an amount of $20 million, related to assessments for the fiscal years 2010 and 2011. No formal claim has been made for fiscal years from 2012 to 2016 by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

17. Share-based compensation

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering.

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering, which are totally vested. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years from 2011 to 2016 (for fiscal years 2016 and 2015 only restricted share units). Both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested. The exercise right for the stock options is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the seventh anniversary of the date of grant. On June 28, 2016, 1,117,380 stock option units were converted to a liability award maintaining the original conditions of the 2011 Plan.

The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date. The following variables and assumptions were used by the Company for purposes of measuring its stock options award at 2014 grant date (on the second quarter of the year):

17.       Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

2014
Grant-date stock price (i)	8.58
Weighted-average strike price	8.58
Expected volatility (ii)	35.5%
Dividend yield	2.8%
Risk-free interest rate	1.3%
Expected term	4.1

(i)	Equal to the quoted market price per Class A share at market-closing of the date of grant.

(ii)	Based on implied volatility of the Company’s Class A shares.

The resulting value of stock options and restricted share units granted was $nil and $4,067, respectively, during fiscal year 2016, $nil and $5,844, respectively, during fiscal year 2015 and $491 and $2,723, respectively, during fiscal year 2014.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense in the amount of $3,303, $2,788 and $6,163 during fiscal years 2016, 2015 and 2014, respectively, of which $nil, $210 and $2,503 relates to the special awards granted in connection with the initial public offering. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income (loss).

The Company recognized $688, $(1,581) and $678 of related income tax benefit (expense) during fiscal years 2016, 2015 and 2014, respectively.

Stock Options

The following table summarizes the activity of stock options during fiscal years 2016, 2015 and 2014:

	Units	Weighted-average strike price	Weighted-average grant-date fair value
Outstanding at December 31, 2013	2,433,888	18.57	5.26
2014 annual grant	247,475	8.58	1.98
Forfeitures	(130,528)	18.14	5.27
Outstanding at December 31, 2014	2,550,835	17.62	4.94
Forfeitures	(141,130)	16.54	5.02
Expired (i)	(383,811)	20.01	5.41
Outstanding at December 31, 2015	2,025,894	21.03	5.87
Forfeitures	(80,734)	10.30	2.68
Expired (i)	(51,305)	14.05	4.02
Modification (ii)	(1,117,380)	19.07	5.30
Outstanding at December 31, 2016	776,475	15.55	4.46
Exercisable at December 31, 2016	584,103	16.99	4.88

(i) As of December 31, 2016 and 2015, Additional paid-in capital included $206 and $2,077 respectively, related to expired stock options.

17.       Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

Stock Options (continued)

(ii) Corresponds to stock options converted to a liability award. The employees affected by this modification were 104. There were no incremental compensation costs resulting from the modification. As of December 31, 2016, the accumulated Additional paid-in capital related to these units as from the grant date amounts to $5,820 (net of $9 reclassified to "Accrued payroll and other liabilities non-current" in the Company’s consolidated balance sheet. The accrued liability is remeasured on a monthly basis until settlement. The following table provides a summary of the outstanding and exercisable units related to the modification:

	Units	Weighted-average strike price	Weighted-average grant-date fair value
Outstanding at the modification	1,117,380	19.07	0.01
Forfeitures	(10,020)	14.33
Expired (i)	(173,961)	20.14
Outstanding at December 31, 2016	933,399	18.92	0.01
Exercisable at December 31, 2016	842,986	19.41	0.01

(i) As of December 31, 2016, Additional paid-in capital included $926, related to expired stock options.

The following table provides a summary of outstanding stock options at December 31, 2016:

	Vested (i)	Non-vested (ii)	Total
Number of units outstanding	584,103	192,372	776,475
Weighted-average grant-date fair market value per unit	4.88	3.18	4.46
Total grant-date fair value	2,852	612	3,464
Weighted-average accumulated percentage of service	100	81.4	96.7
Stock-based compensation recognized in Additional paid-in capital	2,852	498	3,350
Compensation expense not yet recognized (iii)	—	114	114

(i)	Related to exercisable awards.

(ii)	Related to awards that will vest between fiscal years 2017 and 2019.

(iii)	Expected to be recognized in a weighted-average period of 0.6 years.

17.       Share-based compensation (continued)

Restricted Share Units

The following table summarizes the activity of restricted share units during fiscal years 2016, 2015 and 2014:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2013	942,068	18.36
2014 annual grant	317,351	8.58
Partial vesting of 2011 grant	(274,314)	21.20
Partial vesting of 2012 grant	(74,303)	14.35
Forfeitures	(47,947)	15.11
Outstanding at December 31, 2014	862,855	14.38
2015 annual grant	923,213	6.33
Partial vesting of 2011 grant	(222,781)	21.20
Partial vesting of 2012 grant	(31,772)	14.35
Partial vesting of 2013 grant	(68,300)	14.31
Forfeitures	(233,005)	9.88
Outstanding at December 31, 2015	1,230,210	7.96
2016 annual grant	865,291	4.70
Partial vesting of 2011 grant	(27,075)	21.20
Partial vesting of 2012 grant	(24,653)	14.35
Partial vesting of 2013 grant	(26,054)	14.31
Partial vesting of 2014 grant	(94,546)	8.58
Forfeitures	(142,176)	6.64
Outstanding at December 31, 2016	1,780,997	6.07
Exercisable at December 31, 2016	—	—

As of December 31, 2016, all Class A Shares were issued. Hence, the accumulated compensation expense related to partial vesting was reclassified from "Additional paid-in capital" to "Common stock".

The following table provides a summary of outstanding restricted share units at December 31, 2016:

Number of units outstanding (i)	1,780,997
Weighted-average grant-date fair market value per unit	6.07
Total grant-date fair value	10,807
Weighted-average accumulated percentage of service	49.67
Stock-based compensation recognized in Additional paid-in capital	5,368
Compensation expense not yet recognized (ii)	5,439

(i)	Related to awards that will vest between fiscal years 2017 and 2021.

(ii)	Expected to be recognized in a weighted-average period of 2.0 years.

18. Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, during the first 10 years, substantially consistent with market. This percentage increases to 6% and 7% for the subsequent two 5-year periods of the agreement;

(ii)	to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened. On January 26, 2017, the Company reached an agreement with McDonald’s Corporation for the three-year period commenced on January 1, 2017. Refer to Note 27 for more details;

(iii)	to commit to funding a specified Strategic Marketing Plan;

(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and

(v)	to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

Related to the royalties mentioned in point (i), during 2014, the Company negotiated and obtained temporary royalty waivers from McDonald’s Corporation for its operations in Venezuela considering the restrictions and regulations in place affecting its operations in that country. Therefore the Company recorded a royalty waiver amounting to $6.1 million within “Royalty fees” in the consolidated statement of income (loss), for the fiscal year ended December 31, 2014.

McDonald’s Corporation granted the Company limited waivers through and including June 30, 2016, during which time the Company was not required to comply with the financial ratios set forth in the MFA, mentioned in point (v) above. If the Company would not be in compliance with the financial requirements and would be unable to obtain an extension of the waiver or to comply with the original commitments under the MFA, it could be in material breach. A breach of the MFA would give McDonald’s Corporation certain rights, including the ability to acquire all or portions of the business.

The following table summarize Company’s ratios requirements for the three-month periods ended from June 30, 2014 to December 31, 2016:

	Leverage Ratio	Fixed Charge Coverage Ratio
June 30, 2014	4.38	1.48
September 30, 2014	4.59	1.44
December 31, 2014	4.65	1.42
March 31, 2015	4.62	1.40
June 30, 2015	4.61	1.45
September 30, 2015	4.56	1.48
December 31, 2015	4.40	1.56
March 31, 2016	4.80	1.67
June 30, 2016	4.40	1.64
September 30, 2016	4.08	1.67
December 31, 2016	4.21	1.64

18. Commitments and contingencies (continued)

Commitments (continued)

In addition, the Company maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letters of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At December 31, 2016 and 2015, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $18,112 and $20,578, respectively, presented as follows: $764 and $512 as a current liability and $17,348 and $20,066 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

Description	Balance at beginning of period	Accruals, net	Settlements	Reclassifications and increase of judicial deposits	Translation	Balance at end of period
Year ended December 31, 2016
Tax contingencies in Brazil (i)	$5,118	$7,196	$—	$—	$998	$13,312
Labor contingencies in Brazil (ii)	7,013	19,903	(17,523)	—	1,757	11,150
Other (iii)	13,947	1,478	(3,031)	(37)	(135)	12,222
Subtotal	26,078	28,577	(20,554)	(37)	2,620	36,684
Judicial deposits (iv)	(5,500)	—	—	(11,458)	(1,614)	$(18,572)
Provision for contingencies	$20,578	$28,577	$(20,554)	$(11,495)	$1,006	$18,112

Year ended December 31, 2015
Tax contingencies in Brazil (i)	$1,999	$4,616	$(9)	$(532)	$(956)	$5,118
Labor contingencies in Brazil (ii)	10,360	19,692	(19,877)	(26)	(3,136)	7,013
Other (iii)	7,780	13,421	(4,213)	(22)	(3,019)	13,947
Subtotal	20,139	37,729	(24,099)	(580)	(7,111)	26,078
Judicial deposits (iv)	(7,935)	—	684	(863)	2,614	(5,500)
Provision for contingencies	$12,204	$37,729	$(23,415)	$(1,443)	$(4,497)	$20,578

Year ended December 31, 2014
Tax contingencies in Brazil (i)	$2,235	$14	$—	$—	$(250)	$1,999
Labor contingencies in Brazil (ii)	9,484	22,726	(20,582)	(29)	(1,239)	10,360
Other (iii)	10,622	3,620	(2,974)	(543)	(2,945)	7,780
Subtotal	22,341	26,360	(23,556)	(572)	(4,434)	20,139
Judicial deposits (iv)	(7,519)	—	455	(1,857)	986	(7,935)
Provision for contingencies	$14,822	$26,360	$(23,101)	$(2,429)	$(3,448)	$12,204

(i)	In 2014, mainly related to tax on bank account transactions (CPMF). In 2015 and 2016 it also includes indirect tax matters (PIS/COFINS).

(ii)	It primarily relates to dismissals in the normal course of business.

(iii)	It mainly relates to tax and labor contingencies in other countries.

18. Commitments and contingencies (continued)

Provision for contingencies (continued)

(iv)	It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil.

As of December 31, 2016, there are certain matters related to the interpretation of tax and labor laws for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $89 million and $122 million.

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

Furthermore, the Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by the Company’s franchisees that meets periodically to coordinate the development of promotional and marketing campaigns (an association that at the time of the claim was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit), filed a third party complaint and counterclaim (“the PROA claim”) against the Company and other third party defendants, in the amount of  $31 million. On June 9, 2014, after several motions for summary judgment duly filed and opposed by the parties, the Court entered a “Partial Summary Judgment and Resolution” in favor of PROA, before initiating the discovery phase, finding that the Company must participate and contribute funds to the association. However, the Court did not specify any amount for which the Company should be held liable, due to its preliminary and interlocutory nature, and the lack of discovery conducted regarding the amounts claimed by the plaintiffs. The Company is opposing this claim vigorously because it believes that there is no legal basis for it, considering: (i) the obligation to contribute is not directed towards a cooperative, (ii) the franchise agreement does not contain a provision that makes it mandatory to participate in the cooperative, and (iii) PROA’s by-laws state that participation in the cooperative is voluntary, among other arguments. According to the points previously mentioned, the Company believes that a final negative resolution has a low probability of occurrence, therefore no provision has been recorded.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisees lawsuit. Pursuant to the MFA, the Company indemnifies McDonald’s for the related Puerto Rican franchisee lawsuit and the PROA claim.

At December 31, 2016, the non-current portion of the provision for contingencies includes $5,170 related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company has recorded a current asset and non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet. The current asset in respect of McDonald’s Corporation’s indemnity represents the amount of cash to be received as a result of settling certain Brazilian labor and tax contingencies.

19. Disclosures about fair value of financial instruments

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

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

19. Disclosures about fair value of financial instruments (continued)

	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2016
Assets
Cash equivalents	$132,040	$—	$—	$132,040
Total Assets	$132,040	$—	$—	$132,040
Liabilities
Derivatives	$—	$30,591	$—	$30,591
Share-based compensation	—	512	—	512
Secured loan agreement	—	164,385	—	164,385
Total Liabilities	$—	$195,488	$—	$195,488

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

Certain financial assets and liabilities not measured at fair value

At December 31, 2016, the fair value of the Company’s short-term and long-term debt was estimated at $435,228, compared to a carrying amount of $422,329. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices, and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At December 31, 2016, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets and goodwill. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

20. Certain risks and concentrations

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

All the Company’s operations are concentrated in Latin America and the Caribbean. As a result, the Company’s financial condition and results of operations depend, to a significant extent, on macroeconomic and political conditions prevailing in the region. See Note 22 for additional information pertaining to the Company’s Venezuelan operations.

21. Segment and geographic information

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

As from January 1, 2016, the Company made changes in the allocation of certain expenses previously included in the corporate segment to the operating divisions in order to align the financial statement presentation with the revised allocation used by the Company's management as from that date. In accordance with ASC 280, Segment Reporting, the Company has restated its comparative segment information based on the new allocation of expenses.

The following table presents information about profit or loss and assets for each reportable segment:

	For the fiscal years ended December 31,
	2016	2015	2014
Revenues:
Brazil	$1,333,237	$1,361,989	$1,816,046
Caribbean division	409,671	398,144	594,220
NOLAD	363,965	367,364	385,114
SLAD	821,757	925,243	855,685
Total revenues	$2,928,630	$3,052,740	$3,651,065

Adjusted EBITDA:
Brazil	$168,076	$174,102	$220,711
Caribbean division	18,049	2,059	(11,284)
NOLAD	36,288	31,424	25,035
SLAD	76,327	100,718	82,859
Total reportable segments	298,740	308,303	317,321
Corporate and others (i)	(60,295)	(78,132)	(65,647)
Total adjusted EBITDA	$238,445	$230,171	$251,674

21.       Segment and geographic information (continued)

	For the fiscal years ended December 31,
	2016	2015	2014
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$238,445	$230,171	$251,674

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(92,969)	(110,715)	(116,811)
Gains from sale or insurance recovery of property and equipment	57,244	12,308	3,379
Write-offs and related contingencies of property and equipment	(5,776)	(6,038)	(7,111)
Impairment of long-lived assets	(7,697)	(12,343)	(50,886)
Impairment of goodwill	(5,045)	(679)	(2,029)
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	—	(210)	(2,503)
Reorganization and optimization plan expenses	(5,341)	(18,346)	(4,707)
ADBV Long-Term Incentive Plan incremental compensation from modification	(281)	(741)	(149)
Operating income	178,580	93,407	70,857
(Less) Plus:
Net interest expense	(66,880)	(64,407)	(72,750)
Loss from derivative instruments	(3,065)	(2,894)	(685)
Foreign currency exchange results	32,354	(54,032)	(74,117)
Other non-operating (expenses) income, net	(2,360)	(627)	146
Income tax expense	(59,641)	(22,816)	(32,479)
Net income attributable to non-controlling interests	(178)	(264)	(305)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$78,810	$(51,633)	$(109,333)

21. Segment and geographic information (continued)

	For the fiscal years ended December 31,
	2016	2015	2014
Depreciation and amortization:
Brazil	$43,733	$48,849	$60,261
Caribbean division	27,376	30,998	29,142
NOLAD	21,975	25,733	28,565
SLAD	14,477	19,340	19,989
Total reportable segments	107,561	124,920	137,957
Corporate and others (i)	5,478	8,068	8,202
Purchase price allocation (ii)	(20,070)	(22,273)	(29,348)
Total depreciation and amortization	$92,969	$110,715	$116,811

Property and equipment expenditures:
Brazil	$42,657	$40,482	$100,455
Caribbean division	14,387	11,756	18,717
NOLAD	10,117	14,623	23,680
SLAD	24,967	23,623	25,423
Others	154	480	1,538
Total property and equipment expenditures	$92,282	$90,964	$169,813

	As of December 31,
	2016	2015
Total assets:
Brazil	$726,250	$612,074
Caribbean division	355,568	382,022
NOLAD	247,546	308,632
SLAD	246,344	242,081
Total reportable segments	1,575,708	1,544,809
Corporate and others (i)	82,822	36,946
Purchase price allocation (ii)	(153,477)	(178,553)
Total assets	$1,505,053	$1,403,202

(i)	Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of December 31, 2016, corporate assets primarily include corporate cash and cash equivalents and a collateral deposit. As of December 31, 2015, corporate assets also included derivative instruments.

(ii)	Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

21.       Segment and geographic information (continued)

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. See Note 3 for more details. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $847,966 and $833,357 at December 31, 2016 and 2015, respectively. All of the Company’s long-lived assets are related to foreign operations.

22. Venezuelan operations

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

Revenues and operating loss of the Venezuelan operations were $51,615 and $(8,608), respectively, for fiscal year 2016; $40,898 and $(28,329), respectively, for fiscal year 2015; and $187,588 and $(74,962), respectively, for fiscal year 2014.

Since February 2013, the Venezuelan government has announced several changes in the currency exchange regulations. As a consequence, the Company reassessed the exchange rate used for remeasurement purposes as follows:

			Effects of exchange rate change
Period	Exchange rate System applied	Exchange rate at System date change (VEF per US dollar)	Write down of inventories (i)	Impairment of long-lived assets (i)	Foreign currency exchange loss
From February 8, 2013 to February 28, 2014	Official exchange rate	6.30	—	—	15,379
From March 1, 2014 to May 31, 2014	SICAD	11.80	7,611	—	19,697
From June 1, 2014 to February 28, 2015	SICAD II	49.98	9,937	45,186	38,963
From March 1, 2015 to March 9, 2016	SIMADI	177.00	3,250	7,804	8,046
From March 10, 2016 up to date	DICOM	215.34	401	—	117

(i)	Presented within Other operating income (expenses), net

(ii)	Presented within Foreign currency exchange results

Effective from March 10, 2016, a new Exchange Agreement was issued that set forth the new rules that govern foreign exchange transactions carried out by public and private entities and individuals in Venezuela. Hereafter, the SICAD and SIMADI systems were eliminated and a dual exchange system was created: (i) the protected rate called DIPRO, with an initial exchange rate of 10 VEF per US dollar, and (ii) the supplementary floating market rate called DICOM, with an initial exchange rate of 215.34 VEF per US dollar. As of December 31, 2016, DICOM exchange rate settled at 673.76 VEF per US dollar.

22. Venezuelan operations (continued)

As of December 31, 2016, the Company’s local currency denominated net monetary position, which would be subject to remeasurement in the event of further changes in the DICOM rate was $3.6 million (including $9.6 million of cash and cash equivalents). Venezuela’s non-monetary assets were $52.4 million at December 31, 2016 and included approximately $42.6 million of fixed assets and advances to suppliers.

In addition to exchange controls, the Venezuelan market is subject to price controls. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although these regulations caused a delay in the pricing plan, the Company was able to increase prices during the fiscal year ended December 31, 2016.

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

23. Shareholders’ equity

Authorized capital

The Company is authorized to issue to 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Issued and outstanding capital

At December 31, 2013, the Company had 209,867,426 shares issued and outstanding with no par value, consisting of 129,867,426 class A shares and 80,000,000 class B shares.

During fiscal years 2016, 2015 and 2014, the Company issued 172,328, 322,853 and 348,617 Class A shares, respectively, in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan. Therefore, at December 31, 2016, 2015 and 2014 the Company had 210,711,224; 210,538,896 and 210,216,043 shares issued and outstanding with no par value, consisting of 130,711,224; 130,538,896 and 130,216,043 Class A shares, respectively, and 80,000,000 for Class B shares for each year.

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

During fiscal years 2016 and 2015, the Company did not declare a dividend distribution to its shareholders, with respect to its results of operations for fiscal years 2015 and 2014, respectively. During fiscal year 2014, the Company declared dividend distributions totaling $50,036. The last installment of that distribution was paid during the fiscal year 2015, amounting to $12,509.

23.       Shareholders’ equity (continued)

Distribution of dividends (continued)

During April and May, 2014, the Company paid dividends on restricted share units under the 2011 Equity Incentive Plan amounting to $382.

Accumulated other comprehensive loss

The following table sets forth information with respect to the components of “Accumulated other comprehensive loss” as of December 31, 2016 and their related activity during the three-years in the period then ended:

	Foreign currency translation	Cash flow hedges	Post-employment benefits (i)	Total Accumulated other comprehensive (loss) income
Balances at December 31, 2013	$(217,136)	$(768)	$(831)	$(218,735)
Other comprehensive (loss) income before reclassifications	(85,753)	5,158	(544)	(81,139)
Net (gain) loss reclassified from accumulated other comprehensive loss to consolidated statement of income	—	(2,792)	199	(2,593)
Net current-period other comprehensive (loss) income	(85,753)	2,366	(345)	(83,732)
Balances at December 31, 2014	(302,889)	1,598	(1,176)	(302,467)
Other comprehensive (loss) income before reclassifications	(128,301)	20,487	(213)	(108,027)
Net (gain) loss reclassified from accumulated other comprehensive loss to consolidated statement of income	—	(14,209)	440	(13,769)
Net current-period other comprehensive (loss) income	(128,301)	6,278	227	(121,796)
Balances at December 31, 2015	(431,190)	7,876	(949)	(424,263)
Other comprehensive loss before reclassifications	(9,891)	(18,813)	(310)	(29,014)
Net loss reclassified from accumulated other comprehensive loss to consolidated statement income	—	11,242	386	11,628
Net current-period other comprehensive (loss) income	(9,891)	(7,571)	76	(17,386)
Balances at December 31, 2016	$(441,081)	$305	$(873)	$(441,649)

(i)	Related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. The Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

24. Earnings (loss) per share

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

The following table sets forth the computation of basic and diluted net (loss) income per common share attributable to Arcos Dorados Holdings Inc. for all years presented:

	For the fiscal years ended December 31,
	2016	2015	2014
Net income (loss) attributable to Arcos Dorados Holdings Inc. available to common shareholders	$78,810	$(51,633)	$(109,333)
Weighted-average number of common shares outstanding - Basic	210,646,955	210,436,232	210,105,059
Incremental shares from assumed exercise of stock options (a)	—	—	—
Incremental shares from vesting of restricted share units	377,653	160,122	239,171
Weighted-average number of common shares outstanding - Diluted	211,024,608	210,596,354	210,344,230

Basic net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.37	$(0.25)	$(0.52)
Diluted net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.37	$(0.25)	$(0.52)

(a)	Options to purchase shares of common stock were outstanding during fiscal years 2016, 2015 and 2014. See Note 17 for details. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

25. Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Mexico, Venezuela, Uruguay and Perú (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates. On November 9, 2011 the Company entered into a revolving loan agreement as a creditor with Axionlog Distribution B.V., a holding company of the Axionlog Business, for a total amount of $12 million at an interest rate of LIBOR plus 6%, in line with interest rates prevailing in the market at the time of the agreement. Notwithstanding the fact that the loan maturity date was November 7, 2016 the parties decided to terminate the agreement early as of May 27, 2016. As a result, the Company collected the outstanding principal amount of $1,800.

25.       Related party transactions (continued)

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of December 31, 2016 and 2015:

	As of December 31,
	2016	2015
Accounts and notes receivable	$—	$1,854
Other receivables	1,050	2,266
Miscellaneous	3,612	1,729
Accounts payable	(10,355)	(5,110)

The following table summarizes the transactions between the Company and the Axionlog Business for the fiscal years ended December 31, 2016, 2015 and 2014:

	Fiscal years ended December 31,
	2016	2015	2014
Food and paper (i)	$(163,536)	$(164,882)	$(199,801)
Occupancy and other operating expenses	(3,882)	(2,499)	(2,251)
Other operating expenses, net (ii)	—	—	16,986
Net interest income	47	461	1,387

(i)	Includes $40,714 of distribution fees and $122,822 of suppliers purchases managed through the Axionlog Business for the fiscal year ended December 31, 2016; $44,170 and $120,712, respectively, for the fiscal year ended December 31, 2015; and $45,143 and $154,658, respectively, for the fiscal year ended December 31, 2014.

(ii)	Related to inventory sales with a cost of $16,986 for the fiscal year 2014 (the net effect on such income statement line was nil). No such transaction took place in the fiscal years 2016 and 2015.

As of December 31, 2016 and 2015, the Company had other receivables totaling $1,315 and $142, respectively and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $1,299 and $1,386, respectively.

26. Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X in regards to valuation and qualifying accounts for each of the periods presented:

Description	Balance at beginning of period	Additions (i)	Deductions (ii)	Translation	Balance at end of period
Year ended December 31, 2016
Deducted from assets accounts:
Allowance for doubtful accounts	$12,768	$5,367	$(1,647)	$(121)	$16,367
Valuation allowance on deferred tax assets	297,891	36,778	(24,967)	(19,082)	290,620
Reported as liabilities:
Provision for contingencies	20,578	28,577	(32,049)	1,006	18,112
Total	$331,237	$70,722	$(58,663)	$(18,197)	$325,099
Year ended December 31, 2015
Deducted from assets accounts:
Allowance for doubtful accounts	$9,373	$6,656	$(2,615)	$(646)	$12,768
Valuation allowance on deferred tax assets	301,012	49,879	(401)	(52,599)	297,891
Reported as liabilities:
Provision for contingencies	12,204	37,729	(24,858)	(4,497)	20,578
Total	$322,589	$94,264	$(27,874)	$(57,742)	$331,237
Year ended December 31, 2014
Deducted from assets accounts:
Allowance for doubtful accounts	$5,098	$6,567	$(800)	$(1,492)	$9,373
Valuation allowance on deferred tax assets	270,057	76,085	(4,389)	(40,741)	301,012
Reported as liabilities:
Provision for contingencies	14,822	26,360	(25,530)	(3,448)	12,204
Total	$289,977	$109,012	$(30,719)	$(45,681)	$322,589

(i)	Additions in valuation allowance on deferred tax assets are charged to income tax expense.

Additions in provision for contingencies are explained as follows:

Fiscal years 2016, 2015 and 2014 – Relate to the accrual of $28,577, $37,729 and $26,360, respectively. See Note 18 for details.

(ii)	Deductions in valuation allowance on deferred tax assets are charged to income tax expense.

Deductions in provision for contingencies are explained as follows:

Corresponds to the settlements and reclassifications amounting to $20,554 and $11,495, respectively, during fiscal year 2016; $23,415 and $1,443, respectively, during fiscal year 2015; and $23,101 and $2,429, respectively, during fiscal year 2014; as discussed in Note 18.

27. Subsequent events

On January 26, 2017, as mentioned in Note 18, the Company reached an agreement with McDonald’s Corporation related to the restaurant opening and reinvestment plan for the three-year period commenced on January 1, 2017. Under the agreement, the Company committed to open 180 new restaurants and to reinvest $292 million in existing restaurants. In addition, on January 25, 2017, McDonald’s Corporation agreed to provide growth support for the same period. The Company projects that the impact of this support could result in an effective royalty rate of 5.3% in 2017, 5.7% in 2018 and 5.9% in 2019.

On March 16, 2017, the Company launched a cash tender offer to purchase $80,000 of its outstanding 2023 Notes (the “Notes”), mentioned in Note 12, at a redemption price equal to 104%, which expired on April 12, 2017. The holders who tendered their 2023 Notes prior to March 29, 2017, received a redemption price equal to 107%. As a consequence of this transaction, the Company redeemed 11.6% of the outstanding principal. The total payment was $48,885 (including $3,187 of early tender payment) plus accrued and unpaid interest.

On April 4, 2017, the Company issued senior notes for an aggregate principal amount of $265 million, which are due in 2027 (the “2027 Notes”). The 2027 Notes bear interest of 5.875% per year. Periodic payment of principal is not required and interest is paid semiannually, in April and October, commencing on October 4, 2017. The 2027 Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The proceeds from the issuance of the 2027 Notes were used to repay the Secured loan agreement and unwind the related derivative instruments, to pay the principal and premium on the 2023 Notes in connection with the aforementioned tender offer, and for general corporate purposes.

On April 11, 2017, the Company repaid the Secured loan agreement, mentioned in Note 12. The total payment of $169.7 million included all outstanding principal, plus accrued and unpaid interest and certain transaction costs. In addition, on April 13, 2017 and April 17, 2017, the Company unwound the 2016 Cross-currency interest rate swap, mentioned in Note 13, related to the Secured loan agreement for BRL122.7 million.