Form 20-F
period 2017-12-31
Arcos Dorados Holdings Inc.
filed 2018-04-27
CIK 1508478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Class A shares: 131,072,508

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to the U.S. dollar. All references to “Argentine pesos” or “ARS$” are to the Argentine peso. All references to “Brazilian reais” or “R$” are to the Brazilian real. All references to “Mexican pesos” or “Ps.” are to the Mexican peso. All references to “Venezuelan bolívares” or “Bs.” are to the Venezuelan bolívar, the legal currency of Venezuela. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls” for information regarding exchange rates for the Argentine, Brazilian and Mexican currencies since January 1, 2013.

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

The financial information contained in this annual report includes our consolidated financial statements at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, as stated in their report included elsewhere in this annual report.

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

Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2017,” relate to our fiscal year ended on December 31 of that calendar year.

Operating Data

Our operating segments are composed of four geographic regions of operation: (i) the South Latin American division, or “SLAD”, which is comprised of Argentina, Chile, Ecuador, Peru and Uruguay, (ii) the Caribbean division, which is comprised of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, (iii) Brazil and (iv) the North Latin American division, or “NOLAD,” which is comprised of Costa Rica, Mexico and Panama.

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

We are the majority stakeholder in two joint ventures with third parties that collectively own 15 restaurants. We consider these restaurants to be Company-operated restaurants. We also have granted developmental licenses to 11 restaurants. Developmental licensees own or lease the land and buildings on which their restaurants are located and pay a franchise fee to us in addition to the continuing franchise fee due to McDonald’s. We consider these restaurants to be franchised restaurants.

Market Share and Other Information

Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission, or the SEC, website) and industry publications, including the United Nations Economic Commission for Latin America and the Caribbean and the CIA World Factbook. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this annual report, have not been independently verified. However, we believe such data is accurate and agree that we are responsible for the accurate extraction of such information from such sources and its correct reproduction in this annual report.

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

v

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

The selected balance sheet data as of December 31, 2017 and 2016 and the income statement data for the years ended December 31, 2017, 2016 and 2015 of Arcos Dorados Holdings Inc. are derived from the consolidated financial statements included elsewhere in this annual report, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global. The selected balance sheet data as of December 31, 2015, 2014 and 2013 and the income statement data for the years ended December 31, 2014 and 2013 of Arcos Dorados Holdings Inc. are derived from consolidated financial statements audited by Pistrelli, Henry Martin y Asociados S.R.L., which are not included herein.

Our operating segments are composed of four geographic regions of operation: (i) the South Latin American division, or “SLAD”, which is comprised of Argentina, Chile, Ecuador, Peru and Uruguay, (ii) the Caribbean division which is comprised of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, (iii) Brazil and (iv) the North Latin American division, or “NOLAD,” which is comprised of Costa Rica, Mexico and Panama.

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

	For the Years Ended December 31,
	2017	2016	2015(1)	2014(1)	2013(1)
	(in thousands of U.S. dollars, except for per share data)
Income Statement Data:
Sales by Company-operated restaurants	$3,162,256	$2,803,334	$2,930,379	$3,504,302	$3,859,883
Revenues from franchised restaurants	157,269	125,296	122,361	146,763	173,427
Total revenues	3,319,525	2,928,630	3,052,740	3,651,065	4,033,310
Company-operated restaurant expenses:
Food and paper	(1,110,240)	(1,012,976)	(1,037,487)	(1,243,907)	(1,350,515)
Payroll and employee benefits	(683,954)	(607,082)	(660,773)	(791,677)	(814,112)
Occupancy and other operating	(842,519)	(752,428)	(793,622)	(939,481)	(1,055,188)
Royalty fees	(163,954)	(142,777)	(149,089)	(173,663)	(188,885)
Franchised restaurants—occupancy	(69,836)	(55,098)	(54,242)	(63,939)	(63,273)
General and administrative expenses	(244,664)	(221,075)	(270,680)	(272,065)	(317,745)
Other operating income (expenses), net	68,577	41,386	6,560	(95,476)	(15,070)
Total operating costs and expenses	(3,046,590)	(2,750,050)	(2,959,333)	(3,580,208)	(3,804,788)
Operating income	272,935	178,580	93,407	70,857	228,522
Net interest expense	(68,357)	(66,880)	(64,407)	(72,750)	(88,156)
Loss from derivative instruments	(7,065)	(3,065)	(2,894)	(685)	(4,141)
Foreign currency exchange results	(14,265)	32,354	(54,032)	(74,117)	(38,783)
Other non-operating (expenses) income, net	(435)	(2,360)	(627)	146	(848)
Income (loss) before income taxes	182,813	138,629	(28,553)	(76,549)	96,594
Income tax expense	(53,314)	(59,641)	(22,816)	(32,479)	(42,722)
Net income (loss)	129,499	78,988	(51,369)	(109,028)	53,872
Less: Net income attributable to non-controlling interests	(333)	(178)	(264)	(305)	(18)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	129,166	78,810	(51,633)	(109,333)	53,854
Earnings (Loss) per share:
Basic net income (loss) per common share attributable to Arcos Dorados	$0.61	$0.37	$(0.25)	$(0.52)	$0.26
Diluted net income (loss) per common share attributable to Arcos Dorados	$0.61	$0.37	$(0.25)	$(0.52)	$0.26

	As of December 31,
	2017	2016	2015	2014	2013
	(in thousands of U.S. dollars, except for share data)
Balance Sheet Data(2):
Cash and cash equivalent	$308,491	$194,803	$112,519	$139,030	$175,648
Total current assets	653,037	445,190	378,996	447,196	666,451
Property and equipment, net	890,736	847,966	833,357	1,092,994	1,244,311
Total non-current assets	1,150,706	1,059,863	1,024,206	1,347,584	1,513,808
Total assets	1,803,743	1,505,053	1,403,202	1,794,780	2,180,259

	As of December 31,
	2017	2016	2015	2014	2013
	(in thousands of U.S. dollars, except for share data)
Accounts payable	303,452	217,914	187,685	220,337	311,060
Short-term debt and current portion of long-term debt	4,359	28,099	163,740	38,684	12,276
Total current liabilities	605,583	548,308	577,314	542,066	659,156
Long-term debt, excluding current portion	629,142	551,580	491,327	761,080	771,171
Total non-current liabilities	702,018	605,169	538,998	795,127	825,804
Total liabilities	1,307,601	1,153,477	1,116,312	1,337,193	1,484,960
Total common stock	509,647	506,884	504,772	498,616	491,735
Total equity	496,142	351,576	286,890	457,587	695,299
Total liabilities and equity	1,803,743	1,505,053	1,403,202	1,794,780	2,180,259
Shares outstanding	211,072,508	210,711,224	210,538,896	210,216,043	209,867,426

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of U.S. dollars, except percentages)
Other Data:
Total Revenues
Brazil	$1,496,573	$1,333,237	$1,361,989	$1,816,046	$1,842,324
Caribbean division(3)	474,822	409,671	398,144	594,220	830,447
NOLAD	386,874	363,965	367,364	385,114	407,772
SLAD	961,256	821,757	925,243	855,685	952,767
Total	3,319,525	2,928,630	3,052,740	3,651,065	4,033,310
Operating Income(4)
Brazil	$160,608	$122,636	$116,820	$155,799	$188,445
Caribbean division(3)	1,538	(12,392)	(40,102)	(91,859)	37,837
NOLAD	99,152	45,145	8,710	(9,150)	(5,314)
SLAD	71,718	66,359	78,022	62,768	84,324
Corporate and others and purchase price allocation	(60,081)	(43,168)	(70,043)	(46,701)	(76,770)
Total	272,935	178,580	93,407	70,857	228,522
Operating Margin(4)(5)
Brazil	10.7%	9.2%	8.6%	8.6%	10.2%
Caribbean division(3)	0.3	(3.0)	(10.1)	15.5	4.6
NOLAD	25.6	12.4	2.4	2.4	(1.3)
SLAD	7.5	8.1	8.4	7.3	8.9
Total	8.2	6.1	3.1	1.9	5.7
Adjusted EBITDA(4)(6)
Brazil	$218,172	$168,076	$174,102	$220,711	$245,957
Caribbean division(3)	40,844	18,049	2,059	(11,284)	67,180
NOLAD	33,717	36,288	31,424	25,035	27,397
SLAD	87,083	76,327	100,718	82,859	105,495
Corporate and others	(74,879)	(60,295)	(78,132)	(65,647)	(101,562)
Total	304,937	238,445	230,171	251,674	344,467
Adjusted EBITDA Margin(3)(7)
Brazil	14.6%	12.6%	12.8%	12.2%	13.4%
Caribbean division(3)	8.6	4.4	0.5	(1.9)	8.1
NOLAD	8.7	10.0	8.6	6.5	6.7
SLAD	9.1	9.3	10.9	9.7	11.1
Total	9.2	8.1	7.5	6.9	8.5

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of U.S. dollars, except percentages)
Other Financial Data:
Working capital(8)	$47,454	$(103,118)	$(198,318)	$(94,870)	$7,295
Capital expenditures(9)	175,636	92,282	92,055	170,638	313,786
Dividends declared per common share	—	—	—	0.24	0.24

	As of December 31,
	2017	2016	2015	2014	2013
Number of systemwide restaurants	2,188	2,156	2,141	2,121	2,062
Brazil	929	902	883	866	812
Caribbean division	350	353	356	359	365
NOLAD	519	517	518	513	507
SLAD	390	384	384	383	378
Number of Company-operated restaurants	1,546	1,553	1,588	1,577	1,538
Brazil	579	584	615	614	583
Caribbean division	263	266	267	270	270
NOLAD	363	365	364	352	344
SLAD	341	338	342	341	341
Number of franchised restaurants	642	603	553	544	524
Brazil	350	318	268	252	229
Caribbean division	87	87	89	89	95
NOLAD	156	152	154	161	163
SLAD	49	46	42	42	37

(1)	Due to certain changes in accounting for expenses in 2016, certain reclassifications have been made from “Occupancy and other operating expenses” to “Payroll and employee benefits” in the Income Statement Data for the fiscal years ended December 31, 2015 and 2014 in order to ensure comparability with our results for the fiscal years ended December 31, 2017 and 2016. Income Statement Data for the fiscal year ended December 31, 2013 has not been restated and is therefore not comparable to 2017, 2016, 2015 and 2014. See Note 2 to our consolidated financial statements for additional information.

(2)	Due to changes in accounting standards, certain reclassifications have been made from “Non-current assets” to “Short-term debt and current portion of long-term debt” and to “Long-term debt, excluding current portion” in the Balance Sheet Data as of December 31, 2015. Balance Sheet Data as of December 31, 2014 and 2013 has not been restated and is therefore not comparable to the Balance Sheet Data as of December 31, 2017, 2016 and 2015.

(3)	Currency devaluations in Venezuela have had a significant effect on our income statements and have impacted the comparability of our income statements in 2017 and 2016 as compared to 2015, 2014 and 2013. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Foreign Currency Translation—Venezuela.”

(4)	Segment information for the years ended December 31, 2017, 2016, 2015 and 2014 is presented based on the allocation of expenses prevailing as of January 1, 2016. See “Presentation of Financial and Other Information—Operating Data.” Segment information for the year ended December 31, 2013 has not been restated and is therefore not comparable to the segment information for the years ended December 31, 2017, 2016, 2015 and 2014.

(5)	Operating margin is operating income divided by total revenues, expressed as a percentage.

(6)	Adjusted EBITDA is a measure of our performance that is reviewed by our management. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies. Total Adjusted EBITDA is a non-GAAP measure. For our definition of Adjusted EBITDA, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Business Measures.”

(7)	Adjusted EBITDA margin is Adjusted EBITDA divided by total revenues, expressed as a percentage.

(8)	Working capital equals current assets minus current liabilities.

(9)	Includes property and equipment expenditures and purchase of restaurant businesses paid at the acquisition date.

Presented below is the reconciliation between net income and Adjusted EBITDA on a consolidated basis:

	For the Years Ended December 31,
Consolidated Adjusted EBITDA Reconciliation	2017	2016	2015	2014	2013
	(in thousands of U.S. dollars)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$129,166	$78,810	$(51,633)	$(109,333)	$53,854
Plus (Less):
Net interest expense	68,357	66,880	64,407	72,750	88,156
Loss from derivative instruments	7,065	3,065	2,894	685	4,141
Foreign currency exchange results	14,265	(32,354)	54,032	74,117	38,783
Other non-operating expenses (income), net	435	2,360	627	(146)	848
Income tax expense	53,314	59,641	22,816	32,479	42,722
Net income attributable to non-controlling interests	333	178	264	305	18
Operating income	272,935	178,580	93,407	70,857	228,522
Plus (Less):
Items excluded from computation that affect operating income:
Depreciation and amortization	99,382	92,969	110,715	116,811	114,860
Gains from sale or insurance recovery of property and equipment	(95,081)	(57,244)	(12,308)	(3,379)	(10,326)
Write-offs and related contingencies of property and equipment	8,528	5,776	6,038	7,111	6,489
Impairment of long-lived assets	17,564	7,697	12,343	50,886	2,958
Impairment of goodwill	200	5,045	679	2,029	—
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	—	—	210	2,503	1,964
Reorganization and optimization plan	—	5,341	18,346	4,707	—
2008 Long-Term Incentive Plan incremental compensation from modification	1,409	281	741	149	—
Adjusted EBITDA	304,937	238,445	230,171	251,674	344,467

Exchange Rates and Exchange Controls

In 2017, 73% of our total revenues were derived from our restaurants in Argentina, Brazil, Mexico and Puerto Rico. While we maintain our books and records in U.S. dollars, our revenues are conducted in the local currency of the territories in which we operate, and as such may be affected by changes in the local exchange rate to the U.S. dollar. The exchange rates discussed in this section have been obtained from each country’s central bank. However, in most cases, for consolidation purposes, we use a foreign currency to U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the aforementioned central banks.

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

On January 6, 2018, the Law No. 25.561 (the “Public Emergency Law”), ceased to be in effect. The Public Emergency Law was passed by Congress in the immediate aftermath of Argentina’s 2001 political, economic and social crisis, and established a state of emergency in social, economic, administrative, financial and foreign exchange matters. The expiration of the Public Emergency Law formally ended Argentina’s state of general emergency, which had been in effect since 2001.

In addition, while exchange control restrictions were eased, in the past, exchange control restrictions impacted our ability to transfer funds abroad and prevented or delayed payments that our Argentine subsidiaries were required to make outside Argentina.

The Argentine peso depreciated 32.4% against the U.S. Dollar in 2013, 30.7% in 2014, 51.7% in 2015, 21.9% in 2016, 17.7% in 2017 and 8.0% in the first quarter of 2018.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Argentine pesos per U.S. dollar. The average rate is calculated by using the average of the Central Bank of Argentina’s reported exchange rates on each day during a monthly period and on the last day of each month during an annual or interim period. As of April 25, 2018, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Argentina was ARS$20.260 per U.S. dollar.

	Period- End	Average for Period	Low	High
	(Argentine pesos per U.S. dollar)
	ARS$
Year Ended December 31:
2013	6.518	5.543	4.923	6.518
2014	8.552	8.231	6.543	8.556
2015	13.005	9.442	8.554	13.763
2016	15.850	14.945	13.069	16.039
2017	18.623	16.565	15.166	19.180
Quarter Ended:
March 31, 2018	20.140	19.676	18.401	20.402
Month Ended:
October 31, 2017	17.652	17.460	17.333	17.696
November 30, 2017	17.305	17.476	17.305	17.657
December 31, 2017	18.623	17.725	17.226	19.180
January 31, 2018	19.638	19.037	18.401	19.663
February 28, 2018	20.116	19.833	19.368	20.227
March 31, 2018	20.140	20.238	20.140	20.402
April 30, 2018 (through April 25, 2018)	20.260	20.195	20.145	20.260

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

On August 8, 2016, the Central Bank of Argentina also introduced material changes to the foreign exchange regime by means of Communication “A” 6037 that significantly lessened foreign exchange controls and eased access to the free and single foreign exchange market (the “MULC”).

On May 19, 2017, the Central Bank structurally modified the foreign exchange regulations in force, creating a new foreign exchange regime through Communication “A” 6244, which significantly increased the ability to access the MULC. This regulation entered into force on July 1, 2017. Furthermore, on December 28, 2017, by virtue of Communication “A” 6401, the Central Bank replaced the reporting regimes set forth by Communication “A” 3602 and Communication “A” 4237 with a new unified regime for information as of December 31, 2017. This unified reporting regime involves the filing of an annual statement, the filing of which is mandatory for every person whose total cross-border cash flow or foreign asset and liabilities balance amounts to U.S.$1 million or more during the previous calendar year. Those subject to this reporting obligation are required to declare the following liabilities: (i) shares and equity interests; (ii) non-negotiable debt instruments; (iii) negotiable debt instruments; (iv) financial derivatives and (v) real estate and structures.

On January 11, 2018, with the aim of providing more flexibility to the foreign exchange system and promoting competition by allowing the entrance of new players to the system, the free floating foreign exchange market (the “MELI”) was created through Decree No. 27/2018, replacing the concept of the MULC. As of the date hereof, individuals, legal entities, trusts and other estates (in each case, both residents and non-residents) are allowed access to the foreign exchange market to purchase foreign currency without the need for prior authorization from the Central Bank of Argentina. Previously, acquisitions of foreign currency for a non-specific purpose were subject to monthly caps. The Central Bank of Argentina eliminated these caps on August 9, 2016 through Communication “A” 6037.

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

The Brazilian real depreciated 15.5% against the U.S. dollar in 2013, 11.3% in 2014, 47.0% in 2015, and appreciated 19.4% in 2016, 1.7% in 2017 and depreciated 5.6% in the first quarter of 2018.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar as reported by the Central Bank of Brazil. As of April 25, 2018, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Brazil was R$3.504 per U.S. dollar.

	Period- End	Average for Period	Low	High
	(Brazilian reais per U.S. dollar)
	R$	R$	R$	R$
Year Ended December 31:
2013	2.343	2.158	1.953	2.446
2014	2.656	2.356	2.197	2.740
2015	3.905	3.388	2.569	4.195
2016	3.259	3.450	3.119	4.156
2017	3.313	3.192	3.057	3.376
Quarter Ended:
March 31, 2018	3.306	3.243	3.142	3.326
Month Ended:
October 31, 2017	3.271	3.195	3.133	3.298
November 30, 2017	3.268	3.258	3.214	3.315
December 31, 2017	3.309	3.296	3.235	3.338
January 31, 2018	3.187	3.207	3.133	3.262
February 28, 2018	3.248	3.244	3.170	3.302
March 31, 2018	3.306	3.278	3.211	3.326
April 30, 2018 (through April 25, 2018)	3.504	3.395	3.310	3.504

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

The Mexican peso appreciated 4.29% against the U.S. dollar in 2017 and appreciated 6.71% in the first quarter of 2018.

The following table sets forth, for the periods indicated, the high, low, average and period-end free-market exchange rate for the purchase of U.S. dollars, expressed in nominal Mexican pesos per U.S. dollar, as reported by the Central Bank of Mexico in the Federal Official Gazette. All amounts are stated in Mexican pesos per U.S. dollar. The annual and interim average rates reflect the average of month-end rates, and monthly average rates reflect the average of daily rates. As of April 25, 2018, the free-market exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Mexico in the Federal Official Gazette as the rate of payment of obligations denominated in non-Mexican currency payable in Mexico was Ps.18.863 per U.S. dollar.

	Period End	Average for Period	Low	High
	(Mexican pesos per U.S. dollar)
	Ps.
Year Ended December 31:
2013	13.077	12.821	11.981	13.439
2014	14.718	13.358	12.846	14.785
2015	17.207	15.967	14.556	17.378
2016	20.664	18.789	17.177	21.051
2017	17.7354	18.9104	17.4937	21.9076
Quarter Ended:
March 31, 2018	18.345	18.760	18.327	19.663
Month Ended:
October 31, 2017	19.219	18.771	18.211	19.219
November 30, 2017	18.519	18.942	18.519	19.227
December 31, 2018	19.735	19.127	18.640	19.787
January 31, 2018	18.698	18.131	18.467	19.490
February 28, 2018	18.646	18.633	18.400	18.882
March 31, 2018	18.345	18.660	18.327	18.891
April 30, 2018 (through April 25, 2018)	18.863	18.278	17.979	18.863

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

Our rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore our ability to conduct our business, derive exclusively from the rights granted to us by McDonald’s in two MFAs through 2027. As a result, our ability to continue operating in our current capacity is dependent on the renewal of our contractual relationship with McDonald’s.

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

Pursuant to the MFAs, McDonald’s has the ability to exercise substantial influence over the conduct of our business. For example, under the MFAs, we are not permitted to operate any other QSR chains, we must comply with McDonald’s high quality standards, we must own and operate at least 50% of all McDonald’s-branded restaurants in each of the Territories, we must maintain certain guarantees in favor of McDonald’s, including a standby letter of credit (or other similar financial guarantee acceptable to McDonald’s) in an amount of $80.0 million, to secure our payment obligations under the MFAs and related credit documents, we cannot incur debt above certain financial ratios, we cannot transfer the equity interests of our subsidiaries, any significant portion of their assets or any of the real estate properties we own without McDonald’s consent, and McDonald’s has the right to approve the appointment of our chief executive officer and chief operating officer. In addition, the MFAs require us to reinvest a significant amount of money, including through reimaging our existing restaurants, opening new restaurants and advertising, which plans McDonald’s has the right to approve. Under the 2017-2019 restaurant opening and reinvestment plan, we are required to open 180 restaurants and to reinvest $292 million in existing restaurants from 2017 through 2019. We cannot assure you that we will have available the funds necessary to finance these commitments, and their satisfaction may require us to incur additional indebtedness, which could adversely affect our financial condition. Moreover, we may not be able to obtain additional indebtedness on favorable terms, or at all. Failure to comply with these commitments could constitute a material breach of the MFAs and may lead to a termination by McDonald’s of the MFAs. In addition, on January 25, 2017, McDonald’s Corporation agreed to provide growth support for the same period. The impact of this support resulted in an effective royalty rate of 5.2% in 2017, and we project that it could result in an effective royalty rate of 5.7% in 2018 and 5.9% in 2019.

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

McDonald’s has the option to acquire all, but not less than all, of our non-public shares at 100% of their fair market value during the twelve-month period following the eighteen-month anniversary of the death or permanent incapacity of Mr. Woods Staton, our Executive Chairman and controlling shareholder. In addition, if there is a material breach that relates to one or more Territories in which there are at least 100 restaurants in operation, McDonald’s has the right either to acquire all of our non-public shares or our interests in our subsidiaries in such Territory or Territories. By contrast, if the initial material breach of the MFAs affects or is attributable to any of the Territories in which there are less than 100 restaurants in operation, McDonald’s only has the right to acquire the equity interests of any of our subsidiaries in the relevant Territory. For example, since we have more than 100 restaurants in Mexico, if a Mexican subsidiary were to materially breach the MFA, McDonald’s would have the right either to acquire our entire business throughout Latin America and the Caribbean or just our Mexican operations, whereas upon a similar breach by our Ecuadorean subsidiary, which has less than 100 restaurants in operation, McDonald’s would only have the right to acquire our interests in our operations in Ecuador.

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

Our business has grown significantly since the Acquisition, largely due to the opening of new restaurants in existing and new markets within the Territories, and also from an increase in comparable store sales. Our total number of restaurant locations has increased from 1,569 at the date of the Acquisition to 2,188 as of December 31, 2017. However, during 2015 and 2016, our rate of restaurant openings slowed. This was mainly due to a shift in capital allocation strategy to increase our focus on existing restaurants over continued expansion.

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

Our 19 largest suppliers account for approximately 65% of our purchases. Very few of our suppliers have entered into written contracts with us as we only have pricing protocols with a vast majority of them. Our supplier approval process is thorough and lengthy in order to ensure compliance with McDonald’s high quality standards. We therefore tend to develop strong relationships with approved suppliers and, given our importance to them, have found that pricing protocols with them are generally sufficient to ensure a reliable supply of quality products. While we source our supplies from many approved suppliers in Latin America and the Caribbean, thereby reducing our dependence on any one supplier, the informal nature of the majority of our relationships with suppliers means that we may not be assured of long-term or reliable supplies of products from those suppliers.

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

As of December 31, 2017, 29.3% of our restaurants were franchised. Under our franchise agreements, we receive monthly payments which are, in most cases, the greater of a fixed rent or a certain percentage of the franchisee’s gross sales. Franchisees are independent operators with whom we have franchise agreements. We typically own or lease the real estate upon which franchisees’ restaurants are located and franchisees are required to follow our operating manual that specifies items such as menu choices, permitted advertising, equipment, food handling procedures, product quality and approved suppliers. Our operating results depend to a certain extent on the restaurant profitability and financial viability of our franchisees. The concurrent failure by a significant number of franchisees to meet their financial obligations to us could jeopardize our ability to meet our obligations.

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

As of December 31, 2017, we owned the land for 495 of our 2,188 restaurants and the buildings for all but 11 of our restaurants. The value of these assets could decrease or rental costs could increase due to changes in local demographics, the investment climate and increases in taxes.

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

Market awareness is essential to our continued growth and financial success. Pursuant to the MFAs, we create, develop and coordinate marketing plans and promotional activities throughout the Territories, and franchisees contribute a percentage of their gross sales to our marketing plan. In addition, we are required under the MFAs to spend at least 5% of our sales on advertising and promotional activities. Pursuant to the MFAs, McDonald’s has the right to review and approve our marketing plans in advance and may request that we cease using the materials or promotional activities at any time if McDonald’s determines that they are detrimental to its brand image. We also participate in global and regional marketing activities undertaken by McDonald’s and pay McDonald’s approximately 0.1% of our sales in order to fund such activities.

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

As of December 31, 2017, we had $621.5 million in total outstanding indebtedness, consisting of $633.5 million in long-term debt and $(12.0) million related to the fair market value of our outstanding derivative instruments. The agreements governing our outstanding indebtedness contain covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For instance, we are subject to negative covenants that restrict some of our activities, including restrictions on:

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

Due to Mr. Woods Staton’s unique experience and leadership capabilities, it would be difficult to find a suitable successor for him if he were to cease serving as Executive Chairman for any reason. In the event of Mr. Woods Staton’s death or permanent incapacity, pursuant to the MFA, McDonald’s has the right to acquire all of our non-public shares during the twelve-month period beginning on the eighteen-month anniversary of his death or incapacity.

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

As of December 31, 2017, we had 78,806 employees in our company-operated restaurants and staff. Controlling labor costs is critical to our results of operations, and we closely monitor those costs. Some of our employees are paid minimum wages; any increases in minimum wages or changes to labor regulations in the Territories could increase our labor costs. For example, during 2017, Venezuela implemented five increases in the minimum wage: a 50% increase in January, a 60% increase in May, a 50% increase in July, a 40% increase in September and a 30% increase in November, resulting in a new minimum wage of Bs.$177,507.44 as of December 2017. In Argentina, a law enacted in November 2010 requires companies to pay overtime to all employees (except directors and managers). In addition, certain proposed bills have attempted to implement additional payments for weekends and mandatory employee profit-sharing, but none of those have been enacted by Congress. These or similar regulations, if adopted, may have an adverse impact on our results of operations. Competition for employees could also cause us to pay higher wages.

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

We rely heavily on our computer systems and network infrastructure across our operations including, but not limited to, point-of-sale processing at our restaurants. As of the date of this annual report, we have not experienced any information security problems. However, despite our implementation of security measures and controls that provide reasonable assurance regarding our security posture, there remains the risk that our technology systems are vulnerable to damage, disability or failures due to physical theft, fire, power loss, telecommunications failure or other catastrophic events. If those systems were to fail or otherwise be unavailable, and we were unable to recover in a timely way, we could experience an interruption in our operations.  Moreover, security breaches involving our systems may occur in the future. These include internal and external security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Our information technology systems contain personal, financial and other information that is entrusted to us by our customers, our employees and other third parties, as well as financial, proprietary and other confidential information related to our business. Moreover, our increasing reliance on third party systems also present the risks faced by the third party’s business, including the operational, security and credit risks of those parties. An actual or alleged security breach could result in disruptions, shutdowns, theft or unauthorized disclosure of personal, financial, proprietary or other confidential information. The occurrence of any of these incidents could result in reputational damage, adverse publicity, loss of consumer confidence, reduced sales and profits, complications in executing our growth initiatives and criminal penalties or civil liabilities.

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

Although competitive conditions in the QSR industry vary in each of the countries in which we conduct our operations, we compete with many well-established restaurant companies on price, brand image, quality, sales promotions, new product development and restaurant locations. Since the restaurant industry has few barriers to entry, our competitors are diverse and range from national and international restaurant chains to individual, local restaurant operators. Our largest competitors include Burger King, Yum! Brands (which operates KFC restaurants, Taco Bell and Pizza Hut and Pizza Hut Express restaurants), Carl’s Junior and Subway. In Brazil, we also compete with Habib’s, a Brazilian QSR chain that focuses on Middle Eastern food, and Bob’s, a primarily Brazilian QSR chain that focuses on hamburger product offerings. We also face strong competition from new businesses targeting the same clients we serve, as well as from street vendors of limited product offerings, including hamburgers, hot dogs, pizzas and other local food items. We expect competition to increase as our competitors continue to expand their operations, introduce new products and market their brands.

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

Food and paper costs represented 35.1% of our total sales by company-operated restaurants in 2017, and we import approximately 28.3% of our food and paper raw materials. We rely on, among other commodities, beef, chicken, produce, dairy mixes, beverages and toppings. The cost of food and supplies depends on several factors, including global supply and demand, new product offerings, weather conditions, fluctuations in energy costs and tax incentives, all of which makes us susceptible to substantial price and currency fluctuations and other increased operating costs. Our hedging strategies on the imported portion of our food and paper raw materials may not be successful in fully offsetting cost increases due to currency fluctuations. Furthermore, due to the competitive nature of the restaurant industry, we may be unable to pass increased operating costs on to our customers, which could have an adverse effect on our results of operations.

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

Our investments to enhance the customer experience, including through technology, may not generate the expected returns.

We are engaged in various efforts to improve our customers’ experience in our restaurants. In particular, in partnership with McDonald’s, we have invested in Experience of the Future (“EOTF”), which focuses on restaurant modernization and technology and digital engagement in order to transform the restaurant experience. As we accelerate our pace of converting restaurants to EOTF, we are placing renewed emphasis on improving our service model and strengthening relationships with customers, in part through digital channels and loyalty initiatives, as well as mobile ordering and payment systems. We also continue to build on delivery initiatives, which may not generate expected returns. We may not fully realize the intended benefits of these significant investments, or these initiatives may not be well executed, and therefore our business results may suffer.

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

In June 2012, Chile passed a law banning the inclusion of toys in children's meals with certain nutritional characteristics (Law Nº 20,606). This law came into effect on June 26, 2016. The ban in Chile also restricts advertisements to children under the age of 14. As a result of these laws, we modified our children's meals in order to continue offering toys in them. The measures adopted allowed us to continue selling children's meals at similar levels as before the Law Nº 20,606 came into effect. We were subject to several audits by the Chilean authorities.

On June 26, 2018, strict standards of nutritional quality set by the Chilean authorities will come into effect and we have already modified the contents of some of our products in order to continue offering toys in children's meals.

In addition, Chilean Law Nº 20,869, which also came into effect on June 26, 2016, restricts advertisements on television and in movie theaters between 6:00 a.m. and 10:00 p.m. This Law affects food products that exceed certain standards of nutritional quality set by the Chilean authorities. These restrictions on advertisements did not affect or have any impact on our sales.

Similar to Chile, in 2013, Peru approved Law No. 30021, which, together with the corresponding Regulatory Decree approved in June 2017, restricts the advertising of processed food products and non-alcoholic beverages intended for children under 16. In addition, regulations establish that advertisements of food products and non-alcoholic beverages containing trans fat and high levels of sodium, sugar and saturated fat must contain a warning stating that excessive consumption should be avoided. These regulations do not include food prepared on the spot at the request of a customer, and as a result, Arcos Dorados’ products are excluded from the scope of application of such law.

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

In Brazil, the Federal Prosecutor’s Office filed suit in 2009 seeking to enjoin various QSRs, including us, from including toys in our children’s meals. The Lower Federal Court in São Paulo ruled that the lawsuit was without merit. The Prosecutor’s Office filed an appeal against this decision, which will be adjudicated by the Regional Federal Court in São Paulo. As of the date of this annual report, this appeal is still pending and the outcome remains uncertain. In addition, the number of proposed laws seeking to restrict the sale of toys with meals increased significantly in Brazil at the federal, state and municipal levels. In April 2013, a consumer protection agency in Brazil fined us $1.6 million for a 2010 advertising campaign relating to our offering of meals with toys from the motion picture Avatar. We filed a lawsuit seeking to annul the fine. The lower court ruled there was no basis for the penalty and the consumer protection agency appealed this decision. The Appellate Court in São Paulo upheld the decision and the consumer protection agency filed a special appeal against this decision, which was also rejected. The consumer protection agency subsequently filed an interlocutory appeal. We presented counter-arguments. The Superior Court of Justice granted the interlocutory appeal to review the merits of the special appeal. A decision on the merits of the special appeal is still pending. Although similar fines relating to our current and previous advertising campaigns involving the sale of toys may be possible in the future, as of the date of this annual report, we are unaware of any other such fines.

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

We engage in business activities throughout Latin America and the Caribbean. In 2017, 73.0% of our revenues were derived from Brazil, Argentina, Mexico and Puerto Rico. As a result, our business is and will continue to be subject to the risks generally associated with international business operations, including:

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

In 2017, our subsidiaries in Argentina represented 19% of our total revenues. The devaluation of the Argentine peso since the end of 2015 has led to higher inflation levels, has significantly reduced real wages and has had a negative impact on businesses whose success is dependent on domestic market demand and supplies payable in foreign currency. In addition, from 2001 until President Mauricio Macri assumed office in 2015, Argentina tightened restrictions on capital flows and imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments outside of Argentina. Furthermore, in the past, the Central Bank of Argentina exercised a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of inter-company loans as well as the import of goods. Since assuming office on December 10, 2015, the Macri administration undertook significant economic and policy reforms, including certain reforms to the existing foreign exchange regulations that eased access to the foreign exchange market.

Notwithstanding the measures adopted by the Macri administration, the Central Bank of Argentina and the federal government in the future may impose new, more severe exchange controls and restrictions on transfers abroad, or may tighten existing controls to prevent capital flight, counter a significant depreciation of the Argentine peso or address other unforeseen circumstances. Exchange control restrictions may impact our ability to transfer funds outside of Argentina and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina. As a result, if we are further prohibited from transferring funds out of Argentina, or if we become subject to similar restrictions in other countries in which we operate, our results of operations and financial condition could be materially adversely affected. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls.”

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

For example, Argentine regulations require us to seek permission from the Argentine authorities prior to importing certain goods. These regulations may prevent or delay the receipt of goods that we require for our operations, or increase the costs associated with obtaining those goods, and therefore have an adverse impact on our business, results of operations or financial condition. Additionally, in 2017, Venezuela enacted the Productive Foreign Investments Constitutional Act, which replaced the Foreign Investment Act of 2014. This law establishes the requirements and limitations for the transfer of dividends and repatriation of foreign investments. It also establishes a minimum investment sum to be registered with the Ministry of Popular Power with Foreign

Investment, limits access to internal financing, modifies the criteria of foreign investments and creates a new penalty system for those who do not comply with the law.

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

Certain Factors Relating to Our Class A Shares

Mr. Woods Staton, our Executive Chairman, controls all matters submitted to a shareholder vote, which will limit your ability to influence corporate activities and may adversely affect the market price of our class A shares.

Mr. Woods Staton, our Executive Chairman, owns or controls common stock representing 41.6% and 76.8%, respectively, of our economic and voting interests. As a result, Mr. Woods Staton is and will be able to strongly influence or effectively control the election of our directors, determine the outcome of substantially all actions requiring shareholder approval and shape our corporate and management policies. The MFAs’ requirement that Mr. Woods Staton at all times hold at least 51% of our voting interests likely will have the effect of preventing a change in control of us and discouraging others from making tender offers for our shares, which could prevent shareholders from receiving a premium for their shares. Moreover, this concentration of share ownership may make it difficult for shareholders to replace management and may adversely affect the trading price for our class A shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. This concentration of control could be disadvantageous to other shareholders with interests different from those of Mr. Woods Staton and the trading price of our class A shares could be adversely affected. See “Item 7. Major Shareholders and Related Party Transactions―A. Major Shareholders” for a more detailed description of our share ownership.

Furthermore, the MFAs contemplate instances where McDonald’s could be entitled to purchase the shares of Arcos Dorados Holdings Inc. held by Mr. Woods Staton. However, our publicly held class A shares will not be similarly subject to acquisition by McDonald’s.

Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our class A shares to decline.

Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association, we are authorized to issue up to 420,000,000 class A shares, of which 131,072,508 class A shares were outstanding as of December 31, 2017. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our class A shares.

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

We commenced operations on August 3, 2007, as a result of the Acquisition of McDonald’s LatAm business. Woods Staton, our Executive Chairman and controlling shareholder, was the joint venture partner of McDonald’s Corporation in Argentina for over 20 years prior to the Acquisition and also served as President of McDonald’s South Latin America division from 2004 until the Acquisition. Our senior management team includes executives who had previously worked in McDonald’s LatAm business or with Mr. Woods Staton.

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

The Axionlog Split-off

We used to own and operate some of the distribution centers in the Territories, which operations and related properties we refer to as Axionlog (formerly known as Axis). As of the date of the split-off, Axionlog operated in Argentina, Chile, Mexico and Venezuela, and its main third-party customers were Sodexho, Eurest, Sadia, WalMart, Carrefour, Subway and Dairy Queen. We effected a split-off of Axionlog to our existing shareholders in March 2011. For additional information about the split-off of Axionlog, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Axionlog Split-off.”

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

Under the 2017-2019 restaurant opening and reinvestment plan, we are required to open 180 restaurants and to reinvest $292 million in existing restaurants from 2017 through 2019. However, for the same three-year period, we now expect to open at least 200 new restaurants and to reinvest at least $390 million in existing restaurants. Total capital expenditures for 2017 to 2019 are now expected to be approximately $660 million.

As a result of our previous reinvestment and reopening plans, property and equipment expenditures were $174.8, $92.3 million and $91.0 million in 2017, 2016 and 2015, respectively. In 2017, we opened 50 restaurants, reimaged 124 existing restaurants and opened 2 McCafé locations and 223 Dessert Centers (see “—B. Business Overview—Our Operations—McCafé Locations and Dessert Centers”). In 2016, we opened 33 restaurants, reimaged 81 existing restaurants and opened one McCafé location and 140 Dessert Centers (see “—B. Business Overview—Our Operations—McCafé Locations and Dessert Centers”). In 2015, we opened 36 restaurants, reimaged 53 existing restaurants and opened two McCafé locations and 153 Dessert Centers (see “—B. Business Overview—Our Operations—McCafé Locations and Dessert Centers”). In 2017, 2016 and 2015, we closed 18, 18 and 16 restaurants, respectively.

In addition, outflows related to purchases of restaurant businesses paid at acquisition date totaled $0.9 million, and $1.1 million in 2017 and 2015, respectively.

Proceeds from the sale of property and equipment and sales of restaurant businesses, including related advances, totaled $72.4 million, $113.5 million and $23.6 million in 2017, 2016 and 2015, respectively.

Capital expenditures for 2018 are expected to be between $200 million and $230 million (including development and non-development capital expenditures), considering between 65 and 70 gross restaurant openings.

In March 2015, we announced a plan to monetize certain real estate assets in our portfolio that are either non-core or operating assets where the value significantly exceeds the operating potential of the asset. We have many long-standing assets across our region that have appreciated due to the significant development around those properties. As of December 31, 2017, and since inception, the cumulative redevelopment proceeds we received from the sale of these properties totaled $167.2 million. The main goal of the redevelopment initiative was to reduce debt levels. We have decided not to pursue additional redevelopment deals at this time, as the stated debt reduction targets have been achieved.

B.       Business Overview

Overview

We are the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, according to McDonald’s, representing 4.9% of McDonald’s global sales in 2017. We have the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to collectively as the Territories. As of December 31, 2017, we operated or franchised 2,188 McDonald’s-branded restaurants, which represented 6.4% of McDonald’s total franchised restaurants worldwide. In 2017 and 2016, we accrued $164.0 million and $142.8 million, respectively, in royalties to McDonald’s (not including royalties accrued on behalf of our franchisees).

We operate in the QSR sub-segment of the fast food segment of the Latin American and Caribbean food service industry. In Latin America and the Caribbean, the fast food segment has benefited from the region’s increasing modernization, as people in more densely populated areas adopt lifestyles that increasingly seek convenience, speed and value.

We commenced operations on August 3, 2007, as a result of the Acquisition. We operate McDonald’s-branded restaurants under two different operating formats, Company-operated restaurants and franchised restaurants. As of December 31, 2017, of our 2,188 McDonald’s-branded restaurants in the Territories, 1,546 (or 70.7%) were Company-operated restaurants and 642 (or 29.3%) were franchised restaurants. We generate revenues primarily from two sources: sales by Company-operated restaurants and revenues from franchised restaurants. Revenues from franchised restaurants primarily consist of rental income, which is generally based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. We own the land for 495 of our restaurants (totaling approximately 1,030 million square meters) and the buildings for all but 11 of our restaurants.

Our business has grown significantly since the Acquisition: we have increased our presence in existing and new markets in the Territories by opening a net total of 32 restaurants (50 total restaurants opened, including 31 Company-operated and 19 franchised, while 18 closed), 2 McCafé locations and 223 Dessert Centers (see “—Our Operations—McCafé Locations and Dessert Centers”).

We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela; NOLAD, consisting of Costa Rica, Mexico and Panama; and SLAD, consisting of Argentina, Chile, Ecuador, Peru and Uruguay.

As of December 31, 2017, 42.5% of our restaurants were located in Brazil, 17.8% in SLAD, 23.7% in NOLAD and 16.0% in the Caribbean division. We believe our diversified market presence reduces our dependence on any one market and helps stabilize the impact of individual countries’ economic cycles on our revenues. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

The following table presents a breakdown of total revenues by division:

	As of and for the Years Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of U.S. dollars)
Total Revenues
Brazil	$1,496,573	$1,333,237	$1,361,989	$1,816,046	$1,842,324
Caribbean division(1)	474,822	409,671	398,144	594,220	830,447
NOLAD	386,874	363,965	367,364	385,114	407,772
SLAD	961,256	821,757	925,243	855,685	952,767
Total	3,319,525	2,928,630	3,052,740	3,651,065	4,033,310

(1)	Currency devaluations in Venezuela have had a significant effect on our income statements and have impacted the comparability of our income statements in 2017, 2016 and 2015 as compared to 2014 and 2013. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Foreign Currency Translation—Venezuela.”

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

The chart below illustrates the economics for Company-operated restaurants and franchised restaurants in the case of owned and leased real estate:

Source: Arcos Dorados

In addition, we are the majority stakeholder in several joint ventures that collectively own 15 restaurants in Argentina and Chile. We have also granted developmental licenses to 11 restaurants. Pursuant to the developmental licenses, the developmental licensees own or lease the land on and building in which the restaurant is located and pay a franchise fee to us in addition to the continuing franchise fee due to McDonald’s. All of our joint ventures and developmental licenses were in existence at the time of the Acquisition.

Restaurant Categories

We classify our restaurants into one of four categories: (i) freestanding, (ii) food court, (iii) in-store and (iv) mall stores. Freestanding restaurants are the largest type of restaurant, have ample indoor seating and include a drive-thru area and parking lot. Food court restaurants are located in malls and consist primarily of a front counter and kitchen and do not have their own seating area. In-store restaurants are part of a larger building, but they do not have a drive-thru area or a parking lot. Mall stores are located in malls like food court restaurants, but have their own seating areas. As of December 31, 2017, 1,033 (or 47.2%) of our restaurants (not including non-traditional satellite stores) were freestanding, 521 (or 23.8%) were food courts, 291 (or 13.3%) were in-stores and 341 (or 15.6%) were mall stores. These percentages vary by country, and may shift as opportunities in malls and more densely populated areas become available in some of the Territories.

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

Reimaging

An important component of our development plan is the reimaging of existing restaurants. As of December 31, 2017, we had completed the reimaging of 705 of the 1,569 restaurants we purchased in the Acquisition, an increase of 33 restaurants as compared to December 31, 2016. Our restaurants that have undergone reimaging during the past three years have experienced an additional increase in sales per restaurant over the comparable sales growth experienced by restaurants which have not been reimaged in the same period. Both we and McDonald’s are committed to maintaining an image for our restaurants that creates a contemporary dining experience. Over the last few years, we have invested substantially in the reimaging of our restaurants, and we, pursuant to the MFAs, have committed to a significant reimaging plan. See “Item 10. Additional Information—C. Material Contracts.”

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

McCafé locations have been a key factor in adding value to our customers’ experience and represented 9.6% of the total transactions and 6.6% of total sales of the restaurants in which they were located in 2017. As of December 31, 2017, there were 316 McCafé locations in the Territories, of which 16.8% were operated by franchisees. Argentina and Brazil, with 84 and 91 locations, respectively, have the greatest number of McCafé locations. The first McCafé in Latin America was opened in Argentina in 1999. Pursuant to the MFAs, we have the right to add McCafé locations to the premises of our restaurants.

Below are images of the interior of two of our McCafé locations:

Below is an image of a Dessert Center “Ice Cube” pilot:

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

Dessert Centers represented 32.16% of our transactions and 10.63% of our total sales in 2017. As of December 31, 2017, there were 2,877 Dessert Centers in the Territories. Dessert Centers are highly successful in Brazil, where we have 1,583 locations. The first Dessert Center was created in Brazil in 1979.

The following maps set forth our McCafé locations and Dessert Centers in each of the Territories as of December 31, 2017:

Network of McCafé Locations	Network of Dessert Centers

316 total McCafé locations	2,877 total Dessert Centers

Source: Arcos Dorados

The McDonald’s Brand

Interbrand, a brand consulting firm, ranked McDonald’s twelfth among the top twenty global brands in 2017. In addition, we believe that in Latin America and the Caribbean, the McDonald’s brand benefits from an aspirational cachet as a “destination” restaurant with a reputation for safe, fresh and good-tasting food in an attractive setting. McDonald’s strong brand equity stems from the dedicated execution of its brand promise and its ability to associate with the local community where it operates. McDonald’s sets the standard in the restaurant industry worldwide for brand stewardship and marketing leadership.

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

Our menus feature three tiers of products: (i) affordable entry-level options, such as our Combo del Día (Combo of the Day), McTrio 3x3 in Mexico and Almuerzos Colombianos (Colombian Lunches) in Colombia, (ii) core menu options, such as the Big Mac, Happy Meal and Quarter Pounder, and (iii) premium options, such as Big Tasty or Signature Line hamburgers and chicken sandwiches and low-calorie or low-sodium products that are marketed through common platforms rather than as individual items. These platforms can be based on the type of products, such as beef, chicken, salads or desserts, or on the type of customer targeted, such as the children’s menu. We have offered a new menu with fewer calories and less sugar and sodium in the majority of our Territories since 2011.

Since 2013, we have offered dairy products, fresh fruits or vegetables with our Happy Meals in all of the Territories except Venezuela.

Our core menu is the most important element of our menu strategy and includes well-recognized food choices that have global customer acceptance and are what customers repeatedly order at McDonald’s-branded restaurants worldwide. During 2017, we have made extensions of our core products, such as Grand Big Mac and Big Cheddar McMelt in Brazil and cheddar and bacon fries in Argentina and Brazil and Double Big Mac in Mexico.

Product Development

We have been very innovative in our product development in Latin America and the Caribbean. In key countries, our understanding of the local market has enabled us to successfully introduce new items to appeal to local tastes and to provide our customers with additional food options. Our chicken-based offerings include bone-in chicken in markets such as Colombia, Peru, Panama and Costa Rica. We also offer Signature Line hamburgers with innovative flavors and premium offerings, such as Club House, Signature Guacamole and Crispy Onion Barbecue. Also, we carefully monitor the sales of our products and are able to quickly modify them if necessary. For instance, although we always offer the McFlurry dessert product, we include in this product platform a promotional topping that is offered for a limited period of time, followed by a new promotional topping to maintain the sales momentum (for example, Ovomaltine, Hershey’s, Milka and Kit Kat).

In 2011, we began the rollout of Made For You, or MFY, a new kitchen operating platform that we believe will allow us to improve the quality and freshness of our products, provide faster service and diversify our offerings. MFY’s implementation is funded by cutting waste and productivity gains. As of December 31, 2013, we had implemented MFY in almost all of our Company-operated restaurants in Argentina, Aruba, Brazil, Curaçao, French Guiana, Mexico, Puerto Rico, Trinidad and Tobago, and the U.S. Virgin Islands. During 2014, we implemented MFY in Costa Rica, Panama, seven restaurants in Uruguay and 23 of our new restaurants in Colombia. During 2015, we completed MFY in Martinique, four restaurants in Guadalupe and 32 additional restaurants in Colombia. During 2017, we completed the implementation of MFY in the French West Indies. We plan to complete implementation of MFY in Chile and Uruguay during 2018.

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

Product and Pricing Strategy

Value perceptions change significantly between markets and even between areas within a single market. In order to adjust pricing to meet customers’ expectations in each market, we have developed local expertise aimed at understanding the dynamics of the local marketplace and the characteristics of its customers. We also examine trends in the pricing of raw materials, packaging, product-related operating costs as well as individual item sales volumes to fully understand profitability by item. In addition, we use international consultants with particular experience in this area to understand marketplace dynamics and consumer characteristics. These insights feed into the local markets’ menu, promotional and pricing strategy as well as the marketing plan that is disseminated to both Company-operated and franchised restaurants. Restaurants may then adjust pricing and/or item offerings as they choose in an attempt to optimize sales, profitability and local preferences. This cycle is part of an overall revenue management philosophy and is part of our business management practices utilized throughout the region.

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

Our advertisement and promotion activities are guided by our overall marketing plan, which identifies the key strategic platforms that we aim to leverage to drive sales. The advertisement and promotion program is formulated based on the amount of advertisement and promotion support needed for each strategic platform for the year. Our key strategic platforms include menu relevance, by introducing premium products and extending core product lines, convenience and strengthening the kids and family experience. In terms of pricing, we understand that our customers seek great-tasting food at affordable prices and that their perception of value while at the restaurant is a significant factor in determining overall satisfaction and frequency of visits. For example, in 2017, with the goal of increasing our local customer frequency, we launched the Drive Thru initiative in Argentina and Brazil, which included Drive Thru trucks and Fries for the Road campaigns. Other initiatives included the “books or toys” campaign in all our markets in Latin America, through which we sold more than 3 million books and which aims to encourage children’s creativity. We also continued our premium platform through which we offered new, premium dishes, such as the Original Mex and Mushroom Dijon preparations of our Signature Line burgers.

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

The following map sets forth the number of our restaurants in each of our operating divisions as of December 31, 2017:

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

Set forth below is a summary of our restaurant portfolio as of December 31, 2017.

	Ownership					Store Type(1)						Real Property(2)
Portfolio by Division	Company- Operated	Joint Venture	Franchised	Developmental License	Total	Freestanding	Food Court	In-Store	Mall Store	Dessert Centers	McCafé Locations	Owned	Leased
Brazil	579	-	350	-	929	409	292	87	141	1,583	91	108	821
Caribbean Division	263	-	86	1	350	231	25	40	54	306	37	128	221
NOLAD	363	-	146	10	519	274	138	52	54	641	50	162	347
SLAD	326	15	49	-	390	119	66	112	92	347	138	97	293
Total	1,531	15	631	11	2,188	1,033	521	291	341	2,877	316	495	1,682

(1)	Non-traditional satellite restaurants are not included in these figures.

(2)	Developmental licenses and mobile stores are not included in these figures.

Brazil

Brazil is our largest division in terms of restaurants, with 929 restaurants as of December 31, 2017 and $1,496.6 million in revenues in 2017, representing 42.5% and 45.1% of our total restaurants and revenues, respectively. Our operations in Brazil are based in Sao Paulo and McDonald’s has been present in Brazil since opening its first restaurant in Rio de Janeiro in 1979.

Caribbean Division

The Caribbean division includes eleven territories with 350 restaurants as of December 31, 2017 and $474.8 million in revenues in 2017, representing 16.0% and 14.3% of our total restaurants and revenues, respectively. Its primary market in terms of number of restaurants is Venezuela, representing 37.1% of the Caribbean division’s restaurants. Venezuela is our fourth-largest market in terms of restaurants. McDonald’s has been present in Venezuela since opening its first restaurant in Caracas in 1985. In terms of revenues, however, our primary market in this region is Puerto Rico, accounting for 27.1% of the Caribbean division’s revenues.

NOLAD

NOLAD includes three countries with 519 restaurants as of December 31, 2017 and $386.8 million in revenues in 2017, representing 23.7% and 11.7% of our total restaurants and revenues, respectively. Its primary market is Mexico, where the division’s management is based. McDonald’s has been present in Mexico since opening its first restaurant in Mexico City in 1985. Mexico represents 74.8% of NOLAD’s restaurants and 43.4% of NOLAD’s revenues, and Mexico is our second-largest market in terms of restaurants.

SLAD

SLAD includes five countries with 390 restaurants as of December 31, 2017 and $961.3 million in revenues in 2017, representing 17.8% and 29.0% of our total restaurants and revenues, respectively. Its primary market is Argentina, where the division’s management is based. McDonald’s has been present in Argentina since opening its first restaurant in Buenos Aires in 1986. As of December 31, 2017, Argentina represented 57.7% of SLAD’s restaurants and 65.6% of SLAD’s revenues in 2017. Argentina is our third-largest market in terms of restaurants.

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

Since the process to become an approved supplier is lengthy, expensive and requires proof of compliance with McDonald’s high quality standards, we have found that oral agreements with our approved suppliers generally are sufficient to ensure a reliable supply of quality food products, and we have developed long-term relationships with many of our suppliers. In addition, we enter into written agreements with most of our suppliers regarding the cost of such goods, which can be based on pricing protocols, formula costing, benchmarking or open bidding, as appropriate. Our 19 largest suppliers account for approximately 65% of our supplies, and no single supplier or group of related suppliers account for more than 10% of our total food and paper costs. Among our main suppliers are McCain Foods Limited, HAVI Group L.P., JBS S.A., Reyes Holdings L.L.C., BRF S.A., The Coca-Cola Company, Campo del Tesoro S.A., Polenghi Industrias Alimenticias Ltda., Bimbo S.A., Arytza S.A., Axionlog B.V., Bemis Company Inc., Eco Axial S.A., Frima S.A., Tyson Foods, Golden State Foods, Cargill S.A. e Industrial and American Beef S.A.

Our integrated supply chain management optimizes value as we work with suppliers to develop pricing protocols, inventory, planning and product quality. As of December 31, 2017, approximately 28.3% of the food and paper products used in our restaurants were imported, primarily from countries within Latin America, while the remaining amount were locally sourced. This percentage varies among the Territories; for example, 38% of the products consumed in Mexico are imported, while 15% and 45% of the products consumed in Brazil and Colombia, respectively, are imported. This includes the toys distributed in our restaurants, which are imported from China. Certain supplies, such as beef, must often be locally sourced due to restrictions on their importation. Combined with the MFAs’ requirement to purchase certain core supplies from approved suppliers, although we maintain contingency plans to back up restaurant supplies, we may not be able to quickly find alternate or additional supplies in the event a supplier is unable to meet our orders. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—We depend on oral agreements with third-party suppliers and distributors for the provision of products that are necessary for our operations.” The suppliers send almost all of their products to distribution centers that are in charge of transportation, warehousing, financial administration, demand and inventory planning and customer service. The distribution centers interact directly with our Company-operated and franchised restaurants.

Until March 16, 2011, we owned and operated some of the distribution centers in the Territories, which operations and related properties we refer to as Axionlog (formerly known as Axis). See “—A. History and Development of the Company—Important Events—The Axionlog Split-off.” In 2011, we entered into a master commercial agreement with Axionlog on arm’s-length terms pursuant to which Axionlog provides us with distribution inventory, storage (dry, frozen and chilled) and transportation services in Argentina, Chile, Colombia, Mexico, Uruguay, Peru, Venezuela and Ecuador. For additional information about our transactions with Axionlog, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Axionlog Split-off.”

Supply Chain Management and Quality Assurance

All products that we sell meet McDonald’s specifications, including new products and promotions. We work with our suppliers to implement key standards testing at each stage of our supply chain, including raw materials, processing and distribution. With respect to raw materials, we verify that produce suppliers undergo verification audits. All protein suppliers also undergo Animal Welfare Policy, “mad cow” disease and HACCP audits. At the processing stage, we implement a supplier quality management system that encourages continuous improvement in each key product category. We conduct seminars annually with all key suppliers on topics such as standards calibration, product sensory evaluation and best practices, and all suppliers are audited annually by a third party for compliance with McDonalds’s SQMS. As members of the Global Food Safety Initiative (GFSI), we encourage our suppliers to adopt any norm under the umbrella of GFSI that is recognized globally. We measure compliance through visits to processing plants, supplier summits, regularly scheduled audits and sensory testing that is achieved through a combination of product, equipment and operational procedures. At the distribution stage, we have implemented the Distribution Quality Management Program, which includes a shelf-life management system, strict temperature controls for receiving and storage of food products, a sophisticated stock recovery program and a quality inspection program. In 2017, we complemented our audit process with the implementation of unannounced checks at the facilities of high-risk suppliers.

Our quality testing extends to restaurant operations. The Quality Program that includes Across The Counter Quality (ATCQ), Behind The Counter Quality (BTCQ) and Field Service Support is designed for restaurant improvement and food safety verification processes that allow us to track the implementation of changes in restaurant operations, new products, procedures and equipment. Moreover, in 2017 we introduced a Food Safety Restaurants audit, which is an audit of our vendors run by a third-party contractor. We participate in the restaurant operations improvement process designed by McDonald’s, under which Company-operated and franchised restaurants are visited at least three times in any 21-month cycle to identify system opportunities to continuously improve our operations. Visits are conducted by our operation consultants, who assess restaurants based on food quality, service and cleanliness. We also participate in the worldwide mystery shopper program designed by McDonald’s, where all restaurants are visited twice a month by a third-party vendor who provides us with feedback from a customer perspective. This feedback, called customer satisfaction opportunity reports, is sent to a centralized monitoring system that evaluates key operations indicators. Our multidisciplinary teams, which include members of our Supply Chain and Marketing and Operations teams, work to improve quality and efficiency at the restaurant level throughout the Territories.

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

Our Customers

We aim to provide our customers with safe, fresh and good-tasting food at a good value and a favorable dining experience in the family friendly environment demanded by our target demographic of young adults and families with children. Based on data from the United Nations Economic Commission for Latin America and the Caribbean, the Territories represented a market of approximately 645 million people in 2017—equivalent to the combined population of the United States, Germany, France, the United Kingdom and Italy—of which approximately 25.6% are under 14 years old and 43.0% are under 25 years old. As a business focused on young adults in the 14 to 35 age range and families with children, our operations have benefited, and we expect to continue to benefit, from our Territories’ population size, age profile when compared to more developed markets and improving socio-economic conditions.

The McDonald’s brand in Latin America is positioned as an aspirational experience and a destination for our guests. In order to maintain that brand positioning, we have implemented several initiatives focused on providing our guests with a differentiated customer experience. Experience of the Future (EOTF) provides an innovative experience with a noticeable change in the areas of service, hospitality, and atmosphere in the restaurant. We will evolve to an integrated vision, based on 5 fundamental pillars to transversally deliver the expected experience for our guest: atmosphere, people, family, menu and technology.

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

We are also subject to the labor laws applicable in the countries in which we operate. The adoption of new or more stringent labor laws or regulations could result in a material liability to us. For example, during 2017, Venezuela implemented five increases in the minimum wage, a 50% increase in January, a 60% increase in May, a 50% increase in July, a 40% increase in September and a 30% increase in November, resulting in a new minimum wage of Bs.$177,507.44 as of December 2017. Similarly, in 2015, the United States Virgin Islands Legislative Assembly approved a minimum wage increase, which is projected for the next three years, starting from $7.25 to $10.50, to be prorated in June 2016 to $8.35, in June 2017 to $9.50 and June 2018 to $10.50. In Argentina, a law enacted in November 2010 requires companies to pay overtime to all employees (except directors and managers). In addition, certain proposed bills have attempted to implement additional payments for weekends and mandatory employee profit-sharing, but none of those have been enacted by Congress. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—Labor shortages or increased labor costs could harm our results of operations.”

New interpretations or unexpected applications of existing labor laws or regulations may also affect our business practices or results of operations. In August 2012, the Labor Prosecutor’s Office of the State of Pernambuco (Ministério Público do Trabalho do Estado de Pernambuco) in Brazil filed a civil complaint against us in the Labor Court of Pernambuco (Justiça do Trabalho de Pernambuco) regarding alleged noncompliance with certain labor laws. Several of these cases have already been resolved successfully, either by a judicial decision or a cash settlement. The remaining retained cases are pending a final decision. In March and November 2015, the Labor Prosecutor’s Office requested documents in order to analyze our compliance with the labor laws and the settlement entered into with the State of Pernambuco, which we provided. All such information and documentation was reviewed by the Labor Prosecutor, who issued a preliminary report on December 1, 2016. On December 13, 2016, an administrative hearing was held at the Labor Prosecutor’s headquarters in São Paulo, in which the Labor Prosecutor emphasized the preliminary nature of the report and granted us the opportunity to submit information, explanations and documents relating to compliance with the settlement. On March 15, 2017, we submitted a petition and documents as evidence that we have complied with the settlement, and on March 17, 2017, we attended a meeting with the Labor Prosecutor to clarify our arguments. We delivered additional documents regarding our compliance with the settlement for the period ranging from December 2015 to April 2017 on April 20, 2017. An additional audit of the company’s compliance with the settlement for such period occurred in May 2017. In such audit, the Labor Prosecutor presented a second report which indicated non-compliance with the settlement. In December 2017, Arcos submitted a petition and documents arguing that the settlement was duly complied with. On January 24, 2018, February 28, 2018 and April 2, 2018, we attended hearings with the Labor Prosecutors to discuss the audit report and Arcos’ petition in order to verify if the settlement was complied with. In those hearings, the Labor Prosecutor indicated the possibility of entering into a new settlement and we set a date for a new hearing to be held on May 10, 2018.

In August 2015, UGT (União Geral dos Trabalhadores), a labor Union, filed a complaint before the Federal Prosecutor’s Office claiming that we breached tax, labor, franchise and antitrust laws. The Prosecutor’s Office dismissed the complaint relating to labor law, as there is already an open investigation relating to the same complaint. The Prosecutor’s Office then ordered the investigation to be split between the tax and franchise and antitrust law accusations. On November 23, 2016, the Prosecutor’s Office dismissed the complaint concerning franchise and antitrust law accusations. In June 2017, the Superior Council ratified the decision and dismissed all claims concerning franchise and antitrust law. The investigation is now closed.

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

Social Initiatives and Charitable Activities

The well-being of the communities where we operate is of considerable importance to us and we are engaged in a wide range of programs focused on positively impacting those communities. In addition to the current support we give to Ronald McDonald House Charities, we expanded our social reach in 2017 by strengthening our initiatives in the areas of Youth Employment and Sustainable Development.

The following paragraphs summarize some of our principal programs and contributions.

Youth Employment

Youth unemployment is one of the most critical issues facing countries in Latin America. Through our Youth Employment initiative, we promote social mobility by providing employment opportunities to young people in Latin America that help them develop valuable customer service and leadership skills that can be applied to a wide range of career paths in the future. We are implementing this initiative through strategic alliances and by leveraging our trajectory and experience in this field. We are also developing projects for labor participation that include technical training and programs to support the employment of people with disabilities. For instance, we partnered with the Ministries of Labor of Mexico, Argentina, Costa Rica, Puerto Rico and Ecuador to promote employment participation of certain minority groups.

We increased our focus on Youth Employment because it has been one of the most significant problems facing Latin American countries in recent years. Being one of the largest employers in Latin America and the Caribbean, 77% of our new hires during 2017 were young adults.

Another initiative is Empleo con Apoyo, which aims to provide employment opportunities to youth with disabilities, encouraging the development of their skills and raise awareness with respect to the needs of individuals with disabilities. During 2017, more than 1700 employees were part of this program.

In addition, in April 2012, we became one of the founders and partners of the New Employment Opportunities (NEO) Program developed by the Inter-American Development Bank and the International Youth Foundation, which promotes the employability of the region’s youth. As of December 2017, NEO has reached 240,860 youth in 7 countries within the region. We have strengthened this alliance by working with NEO in Mexico, Chile, and Panama.

Additionally, we have continued to strengthen our partnerships with other organizations that focus on soft skills training, such as the Forge Foundation (including its branches in Argentina, Mexico, Uruguay, Peru and Mexico), Aldeas SOS and Movimiento Nueva Generación, among others in Latin America.

One of our most important soft skills training programs is Creating Your Future, a program supported by the Ministry of Education in Argentina that provides opportunities for skills development for our employees. This program was implemented with Kuepa, an organization dedicated to providing professional and soft skills training in Latin America, and the Global Fairness Initiative, an international non-profit organization focused on economic development. Since its launch on September 2016, more than 110 employees have participated in the program, and of those, more than 60 have already graduated. The program lasts two to three months and combines online and classroom education in three main areas: guidance for work; technical skills in either hospitality, customer service or computers; personal finances, math and Spanish.

In addition, in partnership with the JPMorgan Chase Foundation and IOS (Institute of Social Opportunities) in Brazil, we signed an alliance to develop a certified academic program in IT, Talentos del Futuro. More than 100 young people from our crew started this 10-month program to acquire technical knowledge in programming, networks and system languages.

We have also worked on helping those who have more difficulty in finding a formal job. For example, Trabalho Novo in Brazil a public/private partnership that helps homeless people start a job in our restaurants. In 2017, we helped 74 people through this program.

Community

In 2017, we began the Gran Dia campaign, which seeks to broaden the social impact of Arcos Dorados. Through this campaign, funds raised through the sale of Big Macs were donated to local organizations supporting youth employment and inclusion and the Ronald McDonald House Charities. We also celebrated the McHappy Day, a day on which McDonald’s restaurants across Latin America raise money for various community causes by donating the proceeds from the sales of Big Macs on that day. This year, the Gran Dia campaign and McHappy Day contributed to a 13% increase in the number of Big Macs sold. All our restaurants as well as their community volunteers, franchisees and suppliers participated in both campaigns. We raised over $9 million.

We primarily contribute to the communities in which we operate through the Ronald McDonald House Charities, which is dedicated to creating, finding and supporting programs that directly improve the health and well-being of children by providing “a home away from home” to children undergoing medical treatment in hospitals and their families. As of December 31, 2017, there were 57 Ronald McDonald House Charities programs in 13 countries in Latin America and the Caribbean, including 25 Ronald McDonald Houses, 30 Ronald McDonald Family Rooms and 2 Ronald McDonald Care Mobiles, which were built to deliver pediatric care services to remote locations.

Nutrition and Well-Being

As part of our commitment to offering nutritious and high quality products to our customers, we are dedicated to actively promoting a balanced lifestyle. This includes providing reliable, accessible information to guide educated nutritional decisions. We were the first restaurant chain in Latin America to provide full nutritional and calorie information about our menu on our websites in every country, as well as giving consumers within the restaurants full printed nutritional information on every tray liner. In 2014 we added a nutritional calculator on our websites to complement nutritional transparency with a personalized tool to enable our customers to make the right nutritional choices for their lifestyle. In addition, in 2017, we began an initiative called Scale for Good in partnership with McDonald’s. This initiative focuses on offering balanced meals that meet certain criteria set by McDonald’s relating to, among others, the number of calories provided by saturated fat and added sugar as well as sodium content.

From a safety and quality perspective, we only use products that have passed strict quality and hygiene controls throughout the production chain, inside our restaurants and up to the moment they are served to our customers. These products are sourced from our approved supplier network for all McDonald’s restaurants.

We participate in several educational, sports and well-being programs throughout Latin America and the Caribbean, promoting our brand and encouraging our employees and customers to participate. One such event is the McDonald’s 5K Women’s Run (Las Mujeres Corremos), a regional race held annually since 2010 that brought together nearly 41,490 women in 2017, running in 9 cities in Latin America.

Sustainable Development

We strive to be an environmental steward dedicated to conserving natural resources and minimizing waste. We have developed sustainability initiatives with a focus on sustainable supplies, and energy and water efficiency. To carry out these initiatives, we have developed strategic partnerships with prestigious organizations such as the World Wildlife Fund (“WWF”), the Nature Conservancy, the Rainforest Alliance and the Forest Stewardship Council. For the eighth consecutive year, together with the WWF, all restaurants in our 20 markets have participated in Earth Hour by switching off their external lights and canopies.

One of our most important values is to preserve and care for an increasingly limited resource: water. We have made a tangible commitment to this value through the Natal Program, which was started at Arcos Dorados Brazil and aims to minimize water waste so that more water is available to local communities, especially in regions with limited access to water or at risk of water rationing. Through this initiative, we have reduced water consumption in our restaurants by 15% and as of 2017 we have implemented the initiative in 450 restaurants throughout Latin America.

We are also committed to recycling. In order to align our efforts on recycling, we adopted CEMPRE (Compromiso Empresarial para el Reciclaje), an initiative started by leading companies from different industries, such as Coca Cola, Nestle, Unilever, that are dedicated to working on environmental issues in Latin America, in certain of our markets (Brazil, Colombia, Argentina and Chile).

To improve the sustainability of our supplies, we defined six priority items for our business with WWF’s support: beef, chicken, fish, palm oil, coffee and the packaging we use. Today, coffee, fish and packaging are certified as 100% sustainable in Brazil, and we continue to work with the certification plans in order to achieve sustainability certifications for our supplies in all our markets in Latin America. In 2017, in partnership with Forest Stewardship Counsel, we also celebrated FSC Friday in Brazil and Argentina, a global initiative that aims to reinforce the importance of responsible forest management, with the participation of partners, suppliers, collaborators and the community.

Arcos Dorados Brazil and Arcos Dorados Puerto Rico are also improving the sustainability of their supplies by only selling McFish certified by the Marine Stewardship Council (MSC). In addition, 100% of the coffee that we buy in Brazil comes from certified sources and we are working to replicate this model in the rest of our markets.

We strive to work with suppliers that have strong standards of animal welfare and that meet McDonald’s standards and policies. We have committed to ensuring that all pork used in our restaurants will be sourced by producers that can demonstrate plans to promote group housing for their sows. We are actively working with our pork suppliers, producers and other stakeholders to transition over time to this standard. The responsible use of antibiotics is important for animal health, as well as to ensure the future effectiveness of antimicrobial medicines. In March 2015, we announced that we will only source from suppliers who can guarantee that their animals (i) are raised without growth-stimulating antibiotics; (ii) have only received antibiotics to cure or prevent disease under veterinary supervision; (iii) are only administered antibiotics approved for veterinary use; and (iv) are raised in environments that encourage healthy animal welfare and husbandry conditions to help reduce the need for antibiotic use. We are continuously working with our suppliers and producers to achieve this goal for the responsible use of antibiotics. Based on the premise that our customers deserve high quality products originating from healthy animals, together with McDonald's, we have been pioneers in prioritizing animal welfare. We have a specific committee for animal welfare issues, which acts under the guidelines of the Professional Animal Auditor Certification Organization (PAACO), an animal welfare organization.

Protecting the Forests is a top priority. All of our suppliers have committed to ending procurement of any supplies from the Amazon. In 2017, McDonald’s publicly announced its Commitment on Forests, which aims to eliminate deforestation from our supply chains and promote responsible forestry and production practices that benefit people, communities and the planet. This commitment includes the Amazon, the Cerrado and the Chaco. In October 2011, McDonald’s signed a global moratorium against harvesting soy from the Amazon region and has maintained this commitment every year since, including actively supporting the 2014 renewal of the Brazilian Soy Moratorium. In August 2016, we sourced the first sustainable beef in Latin America from the Novo Campo Project, an initiative that complies with the standards of the Brazilian Roundtable for Sustainable Beef. With this initiative, we were the first restaurant in the QSR industry in Brazil to acquire the product from production cycles that meet global principles and criteria established by the Global Roundtable for Sustainable Beef. Among other criteria, this meets our commitment to zero deforestation, not source products within Conservancy and/or Indian areas, ensure that child labor or slavery conditions do not occur and pass through a third-party verification audit.

By working very closely and sharing best practices across Latin America, we are reducing our carbon footprint and greenhouse gas (GHG) emissions in our operations.

We are also committed to increasing our energy efficiency in restaurants by 20.0% by 2020 (using 2012 as the baseline) and we promote paper and waste recycling campaigns at our restaurants, whenever possible.

As of December 31, 2017, we had 4 LEED-certified restaurants and 1 LEED-certified corporate university. Leadership in Energy & Environmental Design, or LEED-certified buildings are more environmentally responsible and resource-efficient buildings throughout their life-cycle. In December 2008, we opened the first LEED-certified restaurant in Latin America in Bertioga on the coast of São Paulo, Brazil. This restaurant received its LEED certification in September 2009, becoming the first McDonald’s restaurant in Latin America to receive such certification. In August 2010, we opened our second LEED-certified restaurant in Pilar, Argentina. In July 2011, we re-inaugurated the McDonald’s at Parque Hundido, in Mexico DF, as our third LEED-certified restaurant. In January 2013, we opened the fourth LEED-certified restaurant in Guaynabo, Puerto Rico, which obtained its LEED certification in November 2013. The McDonald’s University in São Paulo, Brazil, was remodeled and reopened in April 2011 as a LEED-certified building. This McDonald’s University, one of seven such units in the world, is the corporate education center for employees from all over Latin America and the Caribbean. Among the programs offered at the McDonald’s University in São Paulo is an MBA in Strategies for Sustainable Development.

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

C.        Organizational Structure

We conduct substantially all of our business through our indirect, wholly owned Dutch subsidiary Arcos Dorados B.V. Our controlling shareholder is Los Laureles Ltd., a British Virgin Islands company, which is beneficially owned by Mr. Woods Staton, our Executive Chairman. Under the MFAs, Los Laureles Ltd. is required to hold at all times at least 51% of our voting interests, which is accomplished through its ownership of 100% of the class B shares of Arcos Dorados Holdings Inc., each having five votes per share. Los Laureles Ltd. has established a voting trust with respect to the voting interests in us held by Los Laureles Ltd. Los Laureles Ltd. is the beneficiary of the voting trust. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.” Arcos Dorados B.V. owns all the equity interests of LatAm, LLC, the master franchisee, and owns, directly or indirectly, all the equity interests of the subsidiaries operating our restaurants in the Territories.

The following chart shows our corporate structure as of April 2018.

(1)	Includes class A shares and class B shares beneficially owned by Mr. Woods Staton, our Executive Chairman. Los Laureles Ltd. is beneficially owned by Mr. Woods Staton. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.”

(2)	Includes operating subsidiaries held directly and, in some cases, indirectly through certain intermediate subsidiaries.

Other than as described above, all of our significant subsidiaries are wholly owned by us, except Arcos Dorados Argentina S.A., of which Mr. Woods Staton owns 0.003%.

D.       Property, Plants and Equipment

Property Operations

Our long-standing presence in Latin America and the Caribbean has allowed us to build a significant property portfolio with hard-to-replicate locations in key markets across the region that enhance our customers’ experience and ultimately support our brand and market position. As of December 31, 2017, we owned the land for 495 of our 2,188 restaurants (totaling approximately 1,030 million square meters). We owned the buildings for all but 11 of our stand-alone restaurants, all of which are under developmental licenses, whereby the licensees own or lease the land on and buildings in which the restaurants are located. We lease the remaining real estate property where we operate. Accordingly, we are able to charge rent on the real estate that we own and lease to our franchisees. The rental payments generally are based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. When we lease land, we match the term of our sublease to the term of the franchise. We may charge a higher rent to franchisees than that which we pay on our leases, therefore deriving additional rental income.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

Segment Presentation

We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin American division, or NOLAD, consisting of Costa Rica, Mexico and Panama; and the South Latin America division, or SLAD, consisting of Argentina, Chile, Ecuador, Peru and Uruguay. As of December 31, 2017, 42.5% of our restaurants were located in Brazil, 17.8% in SLAD, 23.7% in NOLAD and 16.0% in the Caribbean division. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

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

Principal Income Statement Line Items

Revenues

We generate revenues primarily from two sources: sales by Company-operated restaurants and revenue from franchised restaurants, which primarily consists of rental income, typically based on the greater of a flat fee or a percentage of sales reported by our franchised restaurants. This rent, along with occupancy and operating rights, is stipulated in our franchise agreements. These agreements typically have a 20-year term but may be shorter if necessary to mirror the term of the real estate lease. In 2017, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.3% and 4.7% of our total revenues, respectively. In 2016 and 2015, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.7% and 4.3% and 96.0% and 4.0% of our total revenues, respectively.

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

Net income attributable to non-controlling interests relate to the participation of non-controlling interests in the net income of certain subsidiaries that collectively owned 15 restaurants at December 31, 2017 (18 restaurants at December 31, 2016).

Impact of Inflation and Changing Prices

Some of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. In general, we believe that, over time, we have demonstrated the ability to manage inflationary environments effectively. During 2017 and 2016, our revenues were favorably impacted by our pricing strategy in many of these inflationary environments, as we were able to increase average check to keep pace with inflation.

The Venezuelan market is also subject to price controls, which limit our ability to increase prices to offset the impact of continuing high inflation on our operating costs. Although we managed to navigate the negative impact of the price controls on our operations during 2015, 2016 and 2017, the existence of such laws and regulations continues to present a risk to our business. We continue to closely monitor developments in this dynamic environment.

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

We calculate and analyze comparable sales and average check in our divisions and systemwide on a constant currency basis, which means that sales in local currencies, including the Venezuelan bolivar, are converted to U.S. dollar using the same exchange rate in the applicable division or systemwide, as applicable, over the periods under comparison to remove the effects of currency fluctuations from the analysis. We believe these constant currency measures, which are considered to be non-GAAP measures, provide a more meaningful analysis of our business by identifying the underlying business trend, without distortion from the effect of foreign currency fluctuations.

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

Sales Growth

Sales growth refers to the change in sales by all restaurants, whether operated by us or by franchisees, from one period to another. We present sales growth both in nominal terms and on a constant currency basis, which means the latter is calculated by converting sales in local currencies, including the Venezuelan bolivar, to U.S. dollar using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from the analysis.

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

Systemwide data

Systemwide data represents measures for both Company-operated and franchised restaurants. While sales by franchisees are not recorded as revenues by us, management believes the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised restaurant revenues and are indicative of the financial health of our franchisee base. Systemwide results are driven primarily by our Company-operated restaurants, as 70.7% of our systemwide restaurants are Company-operated as of December 31, 2017.

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

As a result of the foregoing, the acquisition of foreign currency at the official exchange rate by Venezuelan companies to honor foreign debt, pay dividends or otherwise move capital out of Venezuela is subject to the approval of CENCOEX and to the availability of foreign currency within the DICOM.

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

Effective May 19, 2017, a new Exchange Agreement was issued setting new rules on foreign exchange transactions and replacing DICOM. The new regulation provides for access to a supplementary floating market rate called DICOM II, which operates through an auction mechanism. To participate in DICOM II, the parties must be previously registered with the market and make a sworn statement declaring the origin or destination of the funds. The first auction results were published on May 31, 2017 with an exchange rate of 2,010 VEF per U.S. dollar. As of December 31, 2017, the DICOM II exchange rate settled at 3,345 VEF per U.S. dollar.

During February 2018, the Venezuelan government announced the unification of DIPRO and DICOM II into a single foreign exchange mechanism called DICOM. The unified system operates through an auction mechanism similar to DICOM II. The first auction results were published on February 5, 2018, with and exchange rate of 25,000 VEF per U.S. dollar. As a result of the new foreign exchange mechanism, we will reassess the exchange rate used for remeasurement purposes as of March 31, 2018, based on any new available information. As of December 31, 2017, our local currency-denominated net monetary position was $(9.7) million (including $13.0 million of cash and cash equivalents). In addition, Venezuela’s non-monetary assets were $75.2 million (including approximately $33.5 million of fixed assets and advances to suppliers).

Currency devaluations in Venezuela have had a significant effect on our income statements and have impacted the comparability of our income statements in 2017, 2016 and 2015 as compared to 2014 and 2013. For more details about the Venezuelan exchange rate used for financial reporting, see Note 22 to our consolidated financial statements.

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

Share-Based Compensation

We have share-based compensation plans outstanding pursuant to which we granted, until 2011, liability awards to certain employees under a long-term incentive plan. The accrued liability is remeasured at the end of each reporting period until settlement. As of December 31, 2017, the accrued liability amounted to $1.4 million. The fair value of our liability awards is estimated using the Black-Scholes model. Accounting for our share-based compensation plans involves the use of estimates for determining: (a) the number of units that will vest based on the estimated completion of the requisite service period, and (b) the assumptions required by the closed-form pricing model (expected volatility, dividend yield, risk-free interest rate and expected term). These assumptions are estimated as follows:

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

Accounting for Taxes

We record a valuation allowance to reduce the carrying value of deferred tax assets if it is more likely than not that some portion or all of our deferred assets will not be realized. Our valuation allowance as of December 31, 2017, 2016 and 2015 amounted to $271.7 million, $290.6 million and $297.9 million, respectively. We have considered future taxable income and ongoing prudent and feasible tax strategies in assessing the need for the valuation allowance. This assessment is carried out on the basis of internal projections, which are updated to reflect our most recent operating trends, such as the expiration date for tax loss carryforwards. Because of the imprecision inherent in any forward-looking data, the further into the future our estimates project, the less objectively verifiable they become. Therefore, we apply judgment to define the period of time to include projected future income to support the future realization of the tax benefit of an existing deductible temporary difference or carryforward and whether there is sufficient evidence to support the projections at a more-likely-than-not level for this period of time. Determining whether a valuation allowance for deferred tax assets is necessary often requires an extensive analysis of positive (e.g., a history of accurately projecting income) and negative evidence (e.g., historic operating losses) regarding realization of the deferred tax assets and inherent in that, an assessment of the likelihood of sufficient future taxable income. In 2017 and 2016, we recognized gains amounting to $19.1 million and $17.0 million, respectively, and in 2015, we recognized a loss amounting to $63.9 million, related to tax loss carryforwards for which realization is not expected to occur. If these estimates and assumptions change in the future, we may be required to adjust the valuation allowance. This could result in a charge to, or an increase in, income in the period this determination is made.

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

As of December 31, 2017, in accordance with ASC 740, there are certain matters related to the interpretation of income tax laws for which there is a possibility that a loss may have been incurred, in an amount of $150 million, related to assessments for the fiscal years 2009 to 2013. No formal claim has been made for fiscal years within the statute of limitations by taxing authorities in any of the mentioned matters. However, those years are still subject to audit and claims may be asserted in the future.

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

In a number of places in this annual report, in order to analyze changes in our business from period to period, we present our results of operations and financial condition on a constant currency basis, which is considered to be a non-GAAP measure. Constant currency results isolate the effects of foreign exchange rates on our results of operations and financial condition. In particular, we have isolated the effects of appreciation and depreciation of local currencies in the Territories against the U.S. dollar because we believe that doing so is useful in understanding the development of our business. For these purposes, we eliminate the effect of movements in the exchange rates by converting the balances in local currency for both periods being compared from their local currencies to the U.S. dollar using the same exchange rate.

Key Business Measures

The following tables present sales, sales growth, sales growth on a constant currency basis, comparable sales growth and average restaurant sales increases/(decreases):

	Sales			Sales growth		Sales growth in constant currency		Comparable sales growth
	For the Years Ended December 31,			For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2017	2016	2015	2017(1)	2016(3)	2017(1)	2016(3)	2017(2)	2016(4)
	(in thousands of U.S. dollars, except percentages)
Sales by Company-operated restaurants	$3,162,256	$2,803,334	$2,930,379	12.8%	(4.3)%	21.4%	13.5%	22.2%	13.9%
Franchised sales(5)	1,250,606	990,220	973,708	26.3%	1.7%	45.9%	21.2%	36.9%	15.8%
Systemwide sales	4,412,862	3,793,554	3,904,087	16.3%	(2.8)%	27.8%	15.4%	26.3%	14.4%

(1)	In nominal terms, sales increased during 2017 due to comparable sales growth of 26.3%, mainly as a result of hyperinflation in Venezuela, the net addition of 47 restaurants systemwide since January 1, 2016 and the appreciation of the Brazilian real against the U.S. dollar. We had 1,546 Company-operated restaurants and 642 franchised restaurants as of December 31, 2017, compared to 1,553 Company-operated restaurants and 603 franchised restaurants as of December 31, 2016. This was partially offset by the negative impact of the depreciation of currencies mainly in Venezuela and Argentina against the U.S. dollar.

(2)	Our comparable sales growth on a systemwide basis in 2017 was driven by the increase in average check, which resulted mainly from price increases and from increased traffic at our restaurants.

(3)	In nominal terms, sales decreased during 2016 due to the negative impact of the depreciation of most currencies in the Territories against the U.S. dollar. This was partially offset by comparable sales growth of 14.4% and the net addition of 35 restaurants systemwide since January 1, 2015. We had 1,553 Company-operated restaurants and 603 franchised restaurants as of December 31, 2016, compared to 1,588 Company-operated restaurants and 553 franchised restaurants as of December 31, 2015.

(4)	Our comparable sales growth on a systemwide basis in 2016 was driven by the increase in average check, which resulted mainly from price increases.

(5)	Franchised sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily consist of rental income.

By division

	Sales			Sales growth		Sales growth in constant currency		Comparable sales growth
	For the Years Ended December 31,			For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2017	2016	2015	2017	2016	2017	2016	2017	2016
	(in thousands of U.S. dollars, except percentages)
Sales by Company-operated restaurants:
Brazil	$1,396,411	$1,254,684	$1,289,543	11.3%	(2.7)%	2.8%	2.4%	4.8%	3.6%
Caribbean division	457,034	396,807	386,512	15.2%	2.7%	85.3%	29.5%	84.6%	29.6%
NOLAD	370,456	349,190	351,122	6.1%	(0.6)%	7.9%	7.5%	6.8%	4.7%
SLAD	938,355	802,653	903,202	16.9%	(11.1)%	24.7%	24.8%	24.1%	24.8%
Total Sales by Company-operated restaurants	3,162,256	2,803,334	2,930,379	12.8%	(4.3)%	21.4%	13.5%	22.2%	13.9%

Franchised sales:(3)
Brazil	815,184	630,706	589,994	29.2%	6.9%	19.5%	11.8%	9.0%	3.7%
Caribbean division	127,599	96,646	91,411	32.0%	5.7%	279.2%	94.7%	283.3%	97.9%
NOLAD	142,657	132,745	145,951	7.5%	(9.0)%	7.8%	0.8%	7.5%	2.7%
SLAD	165,166	130,123	146,352	26.9%	(11.1)%	38.9%	33.5%	31.7%	30.5%
Total Franchised sales	1,250,606	990,220	973,708	26.3%	1.7%	45.9%	21.2%	36.9%	15.8%

Systemwide sales:
Brazil	2,211,595	1,885,390	1,879,537	17.3%	0.3%	8.4%	5.4%	6.3%	3.6%
Caribbean division	584,633	493,453	477,923	18.5%	3.2%	123.2%	42.0%	123.4%	42.5%
NOLAD	513,113	481,935	497,073	6.5%	(3.0)%	7.8%	5.6%	7.0%	4.1%
SLAD	1,103,521	932,776	1,049,554	18.3%	(11.1)%	26.7%	26.0%	25.3%	25.6%
Total Systemwide sales	4,412,862	3,793,554	3,904,087	16.3%	(2.8)%	27.8%	15.4%	26.3%	14.4%

	Sales			Number of restaurants				Average restaurant sales
	For the Years Ended December 31,			For the Years Ended December 31,				For the Years Ended December 31,
	2017	2016	2015	2017	2016	2015	2014	2017(1)	2016(2)	2015
	(in thousands of U.S. dollars, except for number of restaurants)
Sales by Company-operated restaurants	$3,162,256	$2,803,334	$2,930,379	1,546	1,553	1,588	1,577	$2,041	$1,785	$1,852
Franchised sales(3)	$1,250,606	$990,220	973,708	642	603	553	544	$2,009	$1,713	$1,775
Systemwide sales	$4,412,862	$3,793,554	$3,904,087	2,188	2,156	2,141	2,121	$2,032	$1,766	$1,832

(1)	Our ARS increased in 2017 due to the comparable sales growth of 26.3%, mainly as a result of hyperinflation in Venezuela and the appreciation of the Brazilian real against the U.S. dollar, partially offset by the depreciation of currencies, mainly in Venezuela and Argentina, against the U.S. dollar.

(2)	Our ARS decreased in 2016 because of the depreciation of most currencies in the Territories against the U.S. dollar, partially offset by comparable sales growth of 14.4%.

(3)	Franchised sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily consist of rental income.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Set forth below are our results of operations for the years ended December 31, 2017 and 2016.

	For the Years Ended December 31,		%
	2017	2016	Increase
	(in thousands of U.S. dollars)		(Decrease)
Sales by Company-operated restaurants	$3,162,256	$2,803,334	12.8%
Revenues from franchised restaurants	$157,269	$125,296	25.5%
Total revenues	$3,319,525	$2,928,630	13.3%
Company-operated restaurant expenses:
Food and paper	$(1,110,240)	$(1,012,976)	9.6%
Payroll and employee benefits	$(683,954)	$(607,082)	12.7%
Occupancy and other operating expenses	$(842,519)	$(752,428)	12.0%
Royalty fees	$(163,954)	$(142,777)	14.8%
Franchised restaurants – occupancy expenses	$(69,836)	$(55,098)	26.7%
General and administrative expenses	$(244,664)	$(221,075)	10.7%
Other operating income, net	$68,577	$41,386	65.7%
Total operating costs and expenses	$(3,046,590)	$(2,750,050)	10.8%
Operating income	$272,935	$178,580	52.8%
Net interest expense	$(68,357)	$(66,880)	2.2%
Loss from derivative instruments	$(7,065)	$(3,065)	130.5%
Foreign currency exchange results	$(14,265)	$32,354	(144.1)%
Other non-operating expenses, net	$(435)	$(2,360)	(81.6)%
Income before income taxes	$182,813	$138,629	31.9%
Income tax expense	$(53,314)	$(59,641)	(10.6)%
Net income	$129,499	$78,988	63.9%
Less: Net income attributable to non-controlling interests	$(333)	$(178)	87.1%
Net income attributable to Arcos Dorados Holdings Inc.	$129,166	$78,810	63.9%

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2017 and 2016.

Systemwide Restaurants	For the Years Ended December 31,
	2017	2016
Systemwide restaurants at beginning of period	2,156	2,141
Restaurant openings	50	33
Restaurant closings	(18)	(18)
Systemwide restaurants at end of period	2,188	2,156

Company-Operated Restaurants	For the Years Ended December 31,
	2017	2016
Company-operated restaurants at beginning of period	1,553	1,588
Restaurant openings	31	17
Restaurant closings	(16)	(11)
Net conversions of franchised restaurants to Company-operated restaurants	(22)	(41)
Company-operated restaurants at end of period	1,546	1,553

Franchised Restaurants	For the Years Ended December 31,
	2017	2016
Franchised restaurants at beginning of period	603	553
Restaurant openings	19	16
Restaurant closings	(2)	(7)
Net conversions of franchised restaurants to Company-operated restaurants	22	41
Franchised restaurants at end of period	642	603

Revenues

	For the Years Ended December 31,
	2017	2016
	(in thousands of U.S. dollars)		% Increase
Sales by company-operated restaurants
Brazil	$1,396,411	$1,254,684	11.3%
Caribbean division	$457,033	$396,807	15.2%
NOLAD	$370,457	$349,190	6.1%
SLAD	$938,355	$802,653	16.9%
Total	$3,162,256	$2,803,334	12.8%
Revenues from franchised restaurants
Brazil	$100,162	$78,553	27.5%
Caribbean division	$17,789	$12,864	38.3%
NOLAD	$16,417	$14,775	11.1%
SLAD	$22,901	$19,104	19.9%
Total	$157,269	$125,296	25.5%
Total revenues
Brazil	$1,496,573	$1,333,237	12.3%
Caribbean division	$474,822	$409,671	15.9%
NOLAD	$386,874	$363,965	6.3%
SLAD	$961,256	$821,757	17.0%
Total	$3,319,525	$2,928,630	13.3%

Sales by Company-operated Restaurants

Total sales by Company-operated restaurants increased by $358.9 million, or 12.8%, from $2,803.3 million in 2016 to $3,162.3 million in 2017, mainly due to 22.2% growth in comparable sales, which caused sales to increase by $603.9 million. This increase in comparable sales was mostly due to the hyperinflation in Venezuela, partially offset by the depreciation of currencies, mainly in Venezuela and Argentina, against the U.S. dollar ($240.2 million) and the net conversion of 63 Company-operated restaurants into franchised restaurants, partially offset by 21 net restaurant openings since January 1, 2016, which caused sales to decrease by $4.8 million.

In Brazil, sales by Company-operated restaurants increased by $141.7 million, or 11.3%, to $1,396.4 million. This was a consequence of the appreciation of the real against the U.S. dollar, which caused sales to increase by $106.7 million, and comparable sales growth of 4.8%, or $57.7 million, which was driven by average check and traffic increases. This was partially offset by the conversion of 54 Company-operated restaurants into franchised restaurants (partially offset by 18 net restaurant openings) since January 1, 2016, which caused sales to decrease by $22.7 million.

In the Caribbean division, sales by Company-operated restaurants increased by $60.2 million, or 15.2%, to $457.0 million. This was a consequence of 84.6% growth in comparable sales, mainly resulting from a higher average check, related to Venezuela’s hyperinflation, which caused sales to increase by $333.3 million. Additionally, the opening of 3 restaurants, partially offset by the closing of 7 restaurants since January 1, 2016, contributed $5.0 million to sales increase. This increase was partially offset by the depreciation of the Venezuelan bolivar against the U.S. dollar, which caused sales to decrease by $278.1 million, and the negative impact of hurricanes in Puerto Rico, St. Thomas and St. Croix, during September 2017.

In NOLAD, sales by Company-operated restaurants increased by $21.3 million, or 6.1%, to $370.5 million. This was a consequence of comparable sales growth of 6.8%, driven by traffic increase, which contributed $23.3 million to the increase in sales, and 3 net restaurant openings, partially offset by the conversion of 4 Company-operated restaurants into franchised restaurants since January 1, 2016, which contributed $4.1 million to sales increase. This was partially offset by the depreciation of local currencies, which caused sales to decrease by $6.2 million.

In SLAD, sales by Company-operated restaurants increased by $135.7 million, or 16.9%, to $938.4 million. This was a consequence of 24.1% growth in comparable sales, which caused sales to increase by $189.6 million, driven by an increase in average check, mainly related with Argentine inflation, and traffic increase. Additionally, the opening of 9 restaurants, partially offset by the conversion of 5 Company-operated restaurants into franchised restaurants and the closing of 5 restaurants since January 1, 2016, contributed $8.7 million to the increase in sales. This was partially offset by the depreciation of the Argentine peso against the U.S. dollar, which caused sales to decrease by $62.6 million.

Revenues from Franchised Restaurants

Our total revenues from franchised restaurants increased by $32.0 million, or 25.5%, from $125.3 million in 2016 to $157.3 million in 2017. The main contributor to this increase was comparable sales growth of 36.9%, mainly due to Venezuela’s hyperinflation, which resulted in an increase in revenues of $52.7 million, coupled with the conversion of 63 Company-operated restaurants into franchised restaurants and the net opening of 26 franchised restaurants since January 1, 2016, which caused revenues from franchised restaurants to increase by $8.3 million. .. This was partially offset by the depreciation of currencies, mainly in Venezuela and Argentina, against the U.S. dollar, by $28.0 million and lower rental income as a percentage of sales, which decreased from 12.7% in 2016 to 12.6% in 2017 and contributed $1.0 million to the decrease in revenues.

In Brazil, revenues from franchised restaurants increased by $21.6 million, or 27.5%, to $100.2 million primarily as a result of the conversion of 54 Company-operated restaurants into franchised restaurants and the net opening of 28 franchised restaurants, since January 1, 2016, which caused revenues from franchised restaurants to increase by $7.7 million, and comparable sales growth of 9.0%, which contributed $7.5 million of the increase. In addition, the appreciation of the real against the U.S. dollar made a positive impact on revenues in the region by $7.5 million. This was partially offset by a decrease in rental income as a percentage of sales, which resulted in a decrease in revenues of $1.1 million.

In the Caribbean division, revenues from franchised restaurants increased by $4.9 million, or 38.3%, to $17.8 million. This increase was driven by comparable sales growth of 283.3%, mainly affected by Venezuela’s hyperinflation, resulting in $37.8 million increase in revenues, and an increase in rental income as a percentage of sales, which contributed in $0.6 million. This was partially offset by the depreciation of the Venezuelan bolivar against the U.S. dollar and the closing of 2 restaurants since January 1, 2016, negatively affecting revenues by $33.3 million and $0.2 million, respectively. Franchised sales were also negatively affected by the impact of hurricanes in Puerto Rico, during September, 2017.

In NOLAD, revenues from franchised restaurants increased by $1.6 million, or 11.1%, to 16.4 million. This increase was a result of comparable sales growth of 7.5%, which resulted in a $1.2 million increase in revenues, and an increase in rental income as a percentage of sales, which contributed $0.5 million to the increase. These effects were partially offset by the depreciation of the Mexican peso against the U.S. dollar, which caused revenues to decrease by $0.1 million. In addition, the conversion of 4 franchised restaurants into Company-operated restaurants was partially offset by the net closing of 2 restaurant since January 1, 2016.

In SLAD, revenues from franchised restaurants increased by $3.8 million, or 19.9%, to $22.9 million. This increase resulted mainly from comparable sales growth of 31.7%, which accounted for $6.3 million increase in revenues, coupled with the opening of 2 restaurants and the conversion of 5 Company-operated restaurants into franchised restaurants since January 1, 2016, which caused revenues to increase by $0.7 million. This was partially offset by the depreciation of the Argentine peso against the U.S. dollar and lower rental income as a percentage of sales, which represented a decrease in revenues of $2.2 million and $1.1 million, respectively. The growth in comparable sales was driven by an increase in average check, mainly related to Argentinean inflation and traffic increase.

Operating Costs and Expenses

Food and Paper

Our total food and paper costs increased by $97.3 million, or 9.6%, to $1,110.2 million in 2017, as compared to 2016. As a percentage of our total sales by Company-operated restaurants, food and paper costs decreased by 1.0 percentage points to 35.1%, primarily as a result of raw materials cost increases below price increases and operational efficiencies in Brazil and SLAD.

In Brazil, food and paper costs increased by $25.9 million to $459.5 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 1.7 percentage points to 32.9%, primarily as a result of raw materials cost increases below price increases, mainly with respect to beef, coupled with operational efficiencies.

In the Caribbean division, food and paper costs increased by $20.9 million, or 14.0%, to $169.7 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.4 percentage points to 37.1%, primarily due to a favorable change in the product mix in Venezuela.

In NOLAD, food and paper costs decreased by $10.1 million, or 7.5%, to $144.1 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 0.5 percentage points to 38.9%, resulting primarily from lower price increases as compared to cost increases related to the Company’s focus on promotional activities in order to regain traffic in Mexico.

In SLAD, food and paper costs increased by $40.4 million, or 13.6%, to $337.0 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 1.0 percentage points to 35.9%, mainly due to raw materials cost increases below price increases and operational efficiencies.

Payroll and Employee Benefits

Our total payroll and employee benefits costs increased by $76.9 million, or 12.7%, to $684.0 million in 2017, as compared to 2016. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs decreased 0.1 percentage points to 21.6%. The decrease is mostly attributable to higher sales increase as compared to salaries increase in Venezuela. This was partially offset by higher contingencies in Brazil and salaries increase in SLAD, related to Argentina’s inflation.

In Brazil, payroll and employee benefits costs increased by $35.9 million, or 12.5%, to $322.4 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased by 0.3 percentage points to 23.1%, mainly as a result of higher contingencies in response to the increased efficiency of Brazilian courts in managing certain labor claims, which was partially offset by operational efficiencies.

In the Caribbean division, payroll and employee benefits costs decreased by $0.3 million, or 0.3%, to $85.3 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased by 2.9 percentage points to 18.7%, as a result of higher sales increase as compared to salaries increase in Venezuela and higher government incentives for employers. Moreover, in connection with the negative impact of the hurricanes in Puerto Rico in September 2017, and like many other companies in the region, we recorded lower bonuses in Puerto Rico.

In NOLAD, payroll and employee benefits costs increased by $4.3 million, or 7.5%, to $61.0 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increase by 0.2 percentage points to 16.5% as a result of higher bonuses in Mexico.

In SLAD, payroll and employee benefits costs decreased by $37.0 million, or 20.8%, to $215.2 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits increased by 0.7 percentage points to 22.9% as a result of salaries increase related to Argentina’s inflation.

Occupancy and Other Operating Expenses

Our total occupancy and other operating expenses increased by $90.1 million, or 12.0%, to $842.5 million in 2017, as compared to 2016. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses decreased 0.2 percentage points to 26.6%, mainly due to lower depreciation and amortization expenses in Venezuela, coupled with lower outside services and utilities in Brazil. Additionally, insurance payments related to the hurricanes that occurred in September 2017 in Puerto Rico, St. Croix and St. Thomas also contributed.

In Brazil, occupancy and other operating expenses increased by $35.5 million, or 10.7%, to $365.8 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased by 0.1 percentage points to 26.2%, mainly due to lower outside services and utilities.

In the Caribbean division, occupancy and other operating expenses increased by $12.6 million, or 10.4%, to $132.9 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased 1.3 percentage points to 29.1%, mainly due to lower depreciation and amortization expenses in Venezuela and lower advertising and promotion expenses at the division level. Additionally, occupancy and other operating expenses includes insurance payments related to the hurricanes that occurred in September 2017 in Puerto Rico, St. Croix and St. Thomas.

In NOLAD, occupancy and other operating expenses increased by $6.8 million, or 6.1%, to $118.0 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses remained unchanged at 31.9%.

In SLAD, occupancy and other operating expenses increased by $35.2 million, or 17.1%, to $241.4 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses remained unchanged at 25.7%.

Royalty Fees

Our total royalty fees increased by $21.2 million, or 14.8%, to $164.0 million in 2017, as compared to 2016. As a percentage of sales, royalty fees increased by 0.1 percentage points to 5.2% due to the scheduled increase in the royalty fees we owe to McDonald’s under the MFA agreement effective as of August 2017, partially offset by the growth support funding that McDonald’s began providing us in August 2017.

In Brazil, royalty fees increased by $7.0 million, or 10.5%, to $74.2 million in 2017. As a percentage of sales, royalty fees decreased by 0.1 percentage points to 5.3% as a result of growth support funding that McDonald’s began providing us in August 2017, partially offset by the scheduled increase in royalty fees we owe to McDonald’s under the MFA agreement as of August 2017.

In the Caribbean division, royalty fees increased by $2.4 million, or 12.5%, to $22.1 million in 2017, as compared to 2016. As a percentage of sales, royalty fees decreased by 0.1 percentage points to 4.8% as a result of a waiver granted by McDonald’s Corporation in Venezuela, partially offset by the scheduled increase in royalty fees we owe to McDonald’s under the MFA agreement as of August 2017.

In NOLAD, royalty fees increased by $2.6 million, or 15.5%, to $19.5 million in 2017, as compared to 2016. As a percentage of sales, royalty fees increased by 0.4 percentage points to 5.3%, due to the scheduled increase in royalty fees we owe to McDonald’s under the MFA agreement as of August 2017.

In SLAD, royalty fees increased by $9.1 million, or 23.2%, to $48.2 million in 2017, as compared to 2016. As a percentage of sales, royalty fees increased by 0.3 percentage points to 5.1%, as a result of the scheduled increase in royalty fees under the MFA agreement as of August 2017. This was partially offset by growth support funding that McDonald’s began providing in August 2017.

Franchised Restaurants—Occupancy Expenses

Occupancy expenses from franchised restaurants increased by $14.7 million, or 26.7%, to $69.8 million in 2017, as compared to 2016, mainly due to higher rent expenses for leased properties, as a consequence of the increase in comparable sales from franchised restaurants, the conversion of Company-operated restaurants into franchised restaurants and store openings. This was partially offset by the depreciation of a number of local currencies in the Territories against the U.S. dollar.

In Brazil, occupancy expenses from franchised restaurants increased by $10.5 million, or 28.6%, to $47.3 million in 2017, as compared to 2016, primarily due to higher rent expenses for leased properties, as a consequence of the increase in comparable sales from franchised restaurants, the conversion of Company-operated restaurants into franchised restaurants, store openings and the negative effect of the appreciation of the Brazilian real against de U.S. dollar.

In the Caribbean division, occupancy expenses from franchised restaurants increased by $2.9 million, or 36.9%, to $10.8 million. This was mainly due to higher rent expenses for leased properties, as a consequence of the increase in sales from franchised restaurants caused by Venezuela’s hyperinflation, coupled with higher allowances for doubtful accounts in Puerto Rico. This was partially offset by the depreciation of the Venezuelan bolivar against the U.S. dollar.

In NOLAD, occupancy expenses from franchised restaurants increased by $0.2 million, or 1.9%, to $7.9 million in 2017, as compared to 2016, mainly due to higher rent expenses for leased properties, as a consequence of the increase in comparable sales from franchised restaurants and the conversion of Company-operated restaurants into franchised restaurants. This was partially offset by the depreciation of the Mexican peso against the U.S. dollar.

In SLAD, occupancy expenses from franchised restaurants increased by $1.3 million, or 29.6%, to $5.8 million in 2017, as compared to 2016, mainly due to higher rent expenses for leased properties, as a consequence of the increase in comparable sales from franchised restaurants, the conversion of Company-operated restaurants into franchised restaurants and store openings. This was partially offset by the depreciation of the Argentine peso against the U.S. dollar.

Set forth below are the margins for our franchised restaurants in 2017, as compared to 2016. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Years Ended December 31,
	2017	2016
Brazil	52.8%	53.2%
Caribbean Division	39.3%	38.7%
NOLAD	51.9%	47.5%
SLAD	74.5%	76.4%
Total	55.6%	56.0%

General and Administrative Expenses

General and administrative expenses increased by $23.6 million, or 10.7%, to $244.7 million in 2017. This increase was mostly due to higher payroll, mainly related to inflation, amounting to $17.5 million and higher bonuses and other variable compensation provisions amounting to $10.6 million, coupled with higher outside services and higher travel expenses, amounting to $7.5 million and $2.5 million, respectively. A decrease of management fees charged to McDonald’s Corporation for services rendered to other markets that do not involve Arcos Dorados, amounting to $1.2 million, also contributed. This was partially offset by depreciation of currencies in the Territories against the U.S. dollar, mainly the Venezuelan bolivar, amounting to $11.3 million and lower severance payment amounting to $5.3 million.

In Brazil, general and administrative expenses increased by $6.7 million, or 9.9%, to $74.1 million in 2017, as compared to 2016. The increase resulted from the appreciation of the Brazilian real against the U.S. dollar amounting to $5.7 million, higher payroll amounting to $1.8 million and higher bonuses and other variable compensation amounting $0.5 million. This was partially offset by a decrease in outside services amounting to $1.0 million.

In the Caribbean division, general and administrative expenses increased by $0.1 million, or 0.3%, to $32.4 million in 2017, as compared to 2016 mainly as a result of Venezuela’s hyperinflation. The increase resulted from higher payroll, amounting to $5.7 million, higher travel expenses, amounting to $1.9 million, bonuses and other variable compensation, amounting to $1.6 million, higher other expenses, amounting to $1.0 million, outside services, amounting to $0.6 million, and occupancy expenses, amounting to $0.3 million. This was offset by the depreciation of the Venezuelan bolívar and other currencies in the division against the U.S. dollar, amounting to $11.0 million.

In NOLAD, general and administrative expenses increased by $2.1 million, or 9.7%, to $23.8 million in 2017, as compared to 2016. This increase is a result of lower management fees charged to McDonald’s Corporation for services rendered to other markets that do not involve Arcos Dorados, amounting to $0.9 million, higher payroll amounting to $0.8 million and higher bonuses and other variable compensation amounting to $0.5 million. Higher outside services amounting to $0.4 million also contributed. This was partially offset by the depreciation of the Costa Rica colón and the Mexican peso against the U.S. dollar amounting to $0.3 million.

In SLAD, general and administrative expenses increased by $3.7 million, or 12.0%, to $34.7 million in 2017, as compared to 2016. This increase was mostly due to higher payroll, mainly as a result of Argentina’s inflation, amounting to $3.9 million, and higher bonuses and other variable compensation, amounting to $1.6 million. This was partially offset by the depreciation of the Argentine peso against the U.S. dollar amounting to $1.6 million coupled with lower outside services and travel expenses, amounting to $0.3 million and $0.2 million, respectively.

General and administrative expenses for Corporate and others increased by $11.0 million, or 16.1%, to $79.7 million in 2017, as compared to 2016. This increase was mostly due to higher outside services amounting to $7.8 million. In addition, higher bonuses and other variable compensation provisions, amounting to $6.4 million, higher payroll linked to Argentina’s inflation, as a portion of our corporate expenses are located in Argentina, amounting to $5.4 million and higher travel expenses amounting to $0.9 million, also contributed. This was partially offset by lower severance payment amounting to $5.3 million and the depreciation of the Argentine peso against the U.S. dollar amounting to $4.1 million.

Other Operating Income, net

Other operating income, net increased by $27.2 million, to $68.6 million in 2017, as compared to 2016. This increase was primarily attributable to $37.0 million related to our asset monetization plan, offset by higher impairment of long-lived assets and goodwill of $5.0 million.

Operating Income

	For the Years Ended December 31,
	2017	2016	% Increase
	(in thousands of U.S. dollars)		(Decrease)
Brazil	$160,608	$122,636	31.0%
Caribbean division	$1,538	$(12,392)	(112.4)%
NOLAD	$99,152	$45,145	119.6%
SLAD	$71,718	$66,359	8.1%
Corporate and other and purchase price allocation	$(60,081)	$(43,168)	39.2%
Total	$272,935	$178,580	52.8%

Operating income increased by $94.4 million, or 52.8%, to $272.9 million in 2017, as compared to 2016.

Net Interest Expense

Net interest expense increased by $1.5 million, or 2.2%, to $68.4 million in 2017, as compared to 2016. The increase was primarily explained by the net impact of restructuring our long-term debt ($11.5 million related to 2027 notes, offset by lower interest expenses, amounting to $10.5 million, related to the repayment of the 2016 Secured Loan Agreement).

Loss from Derivative Instruments

Loss from derivative instruments increased by $4.0 million to $7.1 million in 2017, as compared to $3.1 million in 2016 attributable to higher losses related to the ineffective portion of derivative instruments amounting to $2.6 million and the results of derivatives that are not designated for hedge accounting amounting to $1.4 million.

Foreign Currency Exchange Results

Foreign currency exchange results decreased by $46.6 million, from a gain of $32.4 million in 2016 to a loss of $14.3 million in 2017, mainly due to the fluctuation of the Brazilian real and the Mexican peso. The Brazilian real had a significant appreciation during previous year in contrast to a slight depreciation in 2017 (gain of $20.1 million and loss of $0.5, respectively). The Mexican peso had a significant depreciation in 2016 in contrast to an appreciation in 2017 (loss of $7.4 million and gain of $13.8 million, respectively).

Other Non-operating Expenses, Net

Other non-operating expenses, net decreased by $1.9 million to a $0.4 million loss in 2017, as compared to a $2.4 million loss in 2016, primarily related to a decrease in asset tax results.

Income Tax Expense

Income tax expense decreased by $6.3 million, from $59.6 million in 2016 to $53.3 million in 2017. The consolidated effective tax rate was 29.2% in 2017, as compared to 43.0% in 2016, mainly explained by lower withholding tax expenses in 2017 due to lower payments of intercompany financial balances due from operating subsidiaries to holding companies in the group related to the repayment of the 2016 Notes, amounting to $18.2 million (representing an increase in the consolidated effective tax rate of 3.7% in 2017 as compared to 16.1% in 2016).

See Note 16 to our consolidated financial statements for additional information.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests for 2017 decreased by $0.2 million to $0.3 million.

Net Income Attributable to Arcos Dorados Holdings Inc.

As a result of the foregoing, net income attributable to Arcos Dorados Holdings Inc. increased by $50.4 million, or 63.9%, from $78.8 million in 2016 to $129.2 million in 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Set forth below are our results of operations for the years ended December 31, 2016 and 2015.

	For the Years Ended December 31,
	2016	2015	% Increase
	(in thousands of U.S. dollars)		(Decrease)
Sales by Company-operated restaurants	$2,803,334	$2,930,379	(4.3)%
Revenues from franchised restaurants	125,296	122,361	2.4
Total revenues	2,928,630	3,052,740	(4.1)
Company-operated restaurant expenses:
Food and paper	(1,012,976)	(1,037,487)	(2.4)
Payroll and employee benefits	(607,082)	(660,773)	(8.1)
Occupancy and other operating expenses	(752,428)	(793,622)	(5.2)
Royalty fees	(142,777)	(149,089)	(4.2)
Franchised restaurants – occupancy expenses	(55,098)	(54,242)	1.6
General and administrative expenses	(221,075)	(270,680)	(18.3)
Other operating income, net	41,386	6,560	530.9
Total operating costs and expenses	(2,750,050)	(2,959,333)	(7.1)
Operating income	178,580	93,407	91.2
Net interest expense	(66,880)	(64,407)	3.8
Loss from derivative instruments	(3,065)	(2,894)	5.9
Foreign currency exchange results	32,354	(54,032)	(159.9)
Other non-operating expenses, net	(2,360)	(627)	276.4
Income (loss) before income taxes	138,629	(28,553)	(585.5)
Income tax expense	(59,641)	(22,816)	161.4
Net income (loss)	78,988	(51,369)	(253.8)
Less: Net income attributable to non-controlling interests	(178)	(264)	(32.6)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	78,810	(51,633)	(252.6)

(1)	Due to certain changes in accounting for expenses in 2016, certain reclassifications have been made from “Occupancy and other operating expenses” to “Payroll and employee benefits” in the Income Statement Data for the fiscal year ended December 31, 2015 in order to ensure comparability with our results for the fiscal year ended December 31, 2016. See Note 2 to our consolidated financial statements for additional information.

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2016 and 2015.

Systemwide Restaurants	For the Years Ended December 31,
	2016	2015
Systemwide restaurants at beginning of period	2,141	2,121
Restaurant openings	33	36
Restaurant closings	(18)	(16)
Systemwide restaurants at end of period	2,156	2,141

Company-Operated Restaurants	For the Years Ended December 31,
	2016	2015
Company-operated restaurants at beginning of period	1,588	1,577
Restaurant openings	17	18
Restaurant closings	(11)	(12)
Net conversions of franchised restaurants to Company-operated restaurants	(41)	5
Company-operated restaurants at end of period	1,553	1,588

Franchised Restaurants	For the Years Ended December 31,
	2016	2015
Franchised restaurants at beginning of period	553	544
Restaurant openings	16	18
Restaurant closings	(7)	(4)
Net conversions of franchised restaurants to Company-operated restaurants	41	(5)
Franchised restaurants at end of period	603	553

Revenues

	For the Years Ended December 31,
	2016	2015
	(in thousands of U.S. dollars)		% Decrease
Sales by company-operated restaurants
Brazil	$1,254,684	$1,289,543	(2.7)%
Caribbean division	396,807	386,512	2.7
NOLAD	349,190	351,122	(0.6)
SLAD	802,653	903,202	(11.1)
Total	2,803,334	2,930,379	(4.3)
Revenues from franchised restaurants
Brazil	78,553	72,446	8.4%
Caribbean division	12,864	11,632	10.6
NOLAD	14,775	16,242	(9.0)
SLAD	19,104	22,041	(13.3)
Total	125,296	122,361	2.4
Total revenues
Brazil	1,333,237	1,361,989	(2.1)%
Caribbean division	409,671	398,144	2.9
NOLAD	363,965	367,364	(0.9)
SLAD	821,757	925,243	(11.2)
Total	2,928,630	3,052,740	(4.1)

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

In the Caribbean division, sales by Company-operated restaurants increased by $10.3 million, or 2.7%, to $396.8 million. This was a consequence of 29.6% growth in comparable sales, mainly resulting from a higher average check related to Venezuela’s inflation, which caused sales to increase by $114.0 million. Additionally, the opening of 2 restaurants, partially offset by the closing of 6 restaurants since January 1, 2015, contributed $0.2 million to sales increase. This increase was partially offset by the depreciation of most currencies in the region against the U.S. dollar, which caused sales to decrease by $103.9 million.

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

Operating Income

	For the Years Ended December 31,
	2016	2015	% Increase
	(in thousands of U.S. dollars)		(Decrease)
Brazil	$122,636	$116,820	5.0%
Caribbean division	(12,392)	(40,102)	(69.1)
NOLAD	45,145	8,710	418.3
SLAD	66,359	78,022	(14.9)
Corporate and other and purchase price allocation	(43,168)	(70,043)	(38.4)
Total	178,580	93,407	91.2

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

Income Tax Expense

Income tax expense increased by $36.8 million, from $22.8 million in 2015 to $59.6 million in 2016. The consolidated effective tax rate was 43.0% in 2016, as compared to (79.9)% in 2015. The negative consolidated effective tax rate in 2015 was due to the combination of a pre-tax loss with an income tax loss, with the latter mainly generated by an increase in 2015 of the valuation allowance amounting to $63.9 million (pre-tax loss at the weighted-average statutory income tax rate amounted to ($9.4) million, reversed by such charge among other items). The consolidated effective tax rate in 2016 was affected by an increase in the expiration of tax loss carryforwards amounting to $18.3 million and higher withholding tax expenses related to intercompany financial payments amounting to $20.8 million (representing an increase in the consolidated effective tax rate of 13.2% and 16.1%, respectively), partially offset by a decrease in the valuation allowance amounting to $17.0 million (representing a decrease in the consolidated effective tax rate of 12.3%).

See Note 16 to our consolidated financial statements for additional information.

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

Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period during the term of the MFAs. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable three-year period, while the reinvestment plan specifies the amount we must spend reimaging or upgrading restaurants during the applicable three-year period. Under the 2017-2019 restaurant opening and reinvestment plan, we are required to open 180 restaurants and to reinvest $292 million in existing restaurants. However, for the same three-year period, we now expect to open at least 200 new restaurants. Total capital expenditures for 2017 to 2019 are now expected to be approximately $660 million. We expect to fund these commitments using cash flow from operations. However, we cannot assure you that we will generate enough cash flow from operations to fund these commitments, and their satisfaction may require us to incur future debt and/or equity financing.

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

Overview

Net cash provided by operations increased by $91.0 million, from $164.2 million in 2016 to $255.2 million in 2017. Cash used in our investing activities was $124.5 million in 2017, compared to an inflow of $23.0 million in 2016. Cash used in financing activities was $3.4 million in 2017, compared to $113.0 million in 2016. Cash used in financing activities was primarily used for the repayment in 2017 of the 2016 Secured Loan Agreement, repayment of $48.9 million of the 2023 notes in connection with the 2017 Tender Offer, the repayment of the 2016 notes during 2016 and an increase in net payments of derivative instruments of $34.6 million, partially offset by cash inflows of $265.0 million from the issuance of the 2027 notes in 2017.

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

At December 31, 2017, our total financial debt was $621.5 million, consisting of $633.5 million in long-term debt (of which $345.7 million related to the 2023 notes, including the original issue discount, $265.0 million related to 2027 notes, $22.9 million in other long-term borrowings and $4.5 million in capital lease obligations) the amount of which was offset by $12.0 million related to the fair market value of our outstanding derivative instruments and $4.6 million related to deferred financing costs.

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

Cash and cash equivalents were $308.5 million at December 31, 2017 and $194.8 million at December 31, 2016.

Comparative Cash Flows

The following table sets forth our cash flows for the periods indicated:

	For the Years Ended December 31,
	2017	2016	2015
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$255,170	$164,189	$112,689
Net cash (used in) provided by investing activities	(124,480)	23,018	(60,115)
Net cash used in financing activities	(3,353)	(112,995)	(42,263)
Effect of exchange rate changes on cash and cash equivalents	(13,649)	8,072	(36,822)
Increase (decrease) in cash and cash equivalents	113,688	82,284	(26,511)

Operating Activities

	For the Years Ended December 31,
	2017	2016	2015
	(in thousands of U.S. dollars)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$129,166	$78,810	$(51,633)
Non-cash charges and credits	60,926	29,160	147,739
Changes in assets and liabilities	65,078	56,219	16,583
Net cash provided by operating activities	255,170	164,189	112,689

For the year ended December 31, 2017, net cash provided by operating activities was $255.2 million, compared to $164.2 million in 2016. The $91.0 million increase is mainly attributable to the increase in net income, non-cash charges of $82.1 million and the positive change in assets and liabilities of $8.9 million.

For the year ended December 31, 2016, net cash provided by operating activities was $164.2 million, compared to $112.7 million in 2015. The $51.5 million increase is mainly attributable to the increase in net income adjusted for non-cash charges of $11.9 million and the positive change in assets and liabilities of $39.6 million

Investing Activities

Investments in new restaurants and the modernization of existing restaurants are primarily concentrated in markets with opportunities for long-term growth and returns on investment above a pre-defined threshold that is significantly above our cost of capital. Average development costs vary widely by market depending on the types of restaurants built and the real estate and construction costs within each market and are affected by foreign currency fluctuations. These costs, which include land, buildings and equipment, are managed through the use of optimally sized restaurants, construction and design efficiencies and the leveraging of best practices.

The following table presents our cash (used in) provided by investing activities by type:

	For the Years Ended December 31,
	2017	2016	2015
	(in thousands of U.S. dollars)
Property and equipment expenditures	$(174,766)	$(92,282)	$(90,964)
Purchases of restaurant businesses paid at acquisition date	(870)	—	(1,091)
Proceeds from sales of property and equipment and related advances	61,983	88,380	19,738
Proceeds from sale of restaurant businesses and related advances	10,407	25,090	3,861
Loans collected from related parties	—	1,800	9,702
Acquisitions of short-term investments	(19,588)	—	—
Others, net	(1,646)	30	(1,361)
Net cash (used in) provided by investing activities	(124,480)	23,018	(60,115)

The following table presents our property and equipment expenditures by type:

	For the Years Ended December 31,
	2017	2016	2015
	(in thousands of U.S. dollars)
New restaurants	$41,557	$27,756	$26,376
Existing restaurants	105,396	47,198	38,714
Other(1)	27,813	17,328	25,874
Total property and equipment expenditures	174,766	92,282	90,964

(1)	Primarily corporate equipment and other office expenditures.

In 2017, net cash used in investing activities was $124.5 million, compared to an inflow of $23.0 million in 2016. This $147.5 million increase was primarily attributable to an increase in property and equipment expenditures of $82.5 million, the acquisition of short-term investment amounting to $19.6 million, the purchases of restaurant businesses in 2017 for $0.9 million, a decrease in proceeds from sales of property and equipment and related prepayments of $26.4 million, a decrease in proceeds from sale of restaurant businesses and related advances of $14.7 million, a decrease in collection from loans of related parties of $1.8 million and a decrease in other investing activities of $1.7 million.

Property and equipment expenditures increased by $82.5 million, from $92.3 million in 2016 to $174.8 million in 2017. The increase in property and equipment expenditures is explained by a an increase in investment in new restaurants of $13.8 million, as well as in existing restaurants, $46.2 million, and an increase in corporate equipment and other office expenditures of $22.5 million. In 2017, we opened 50 restaurants and closed 18 restaurants.

Proceeds from sales of restaurant businesses and related advances decreased $14.7 million, mainly as a result of a lower rate of conversion of company-operated restaurants into franchised restaurants in 2017 compared with 2016.

Proceeds from sales of property and equipment and related advances decreased $26.4 million to $62.0 million in 2017, as compared to 2016, primarily as a consequence of advances received in 2016 for sales performed in 2017.

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

Financing Activities

	For the Years Ended December 31,
	2017	2016	2015
	(in thousands of U.S. dollars)
(Repayment of) / proceeds from 2016 Secured Loan Agreement	$(169,511)	$167,262	$—
Dividend payments to Arcos Dorados Holdings Inc.’ shareholders	—	—	(12,509)
Net (payment) collection of derivative instruments	(40,822)	(6,268)	19,817
Purchase of 2023 Notes	(48,885)	(80,800)	—
Purchase and repayment of 2016 Notes	—	(181,156)	(11,710)
Issuance of 2027 notes	265,000	—	—

	For the Years Ended December 31,
	2017	2016	2015
	(in thousands of U.S. dollars)
Net short-term borrowings	—	(2,488)	(29,043)
Other financing activities	(9,135)	(9,545)	(8,818)
Net cash used in financing activities	(3,353)	(112,995)	(42,263)

Net cash used in financing activities was $3.4 million in 2017, compared to $113.0 million used in 2016. The $109.6 million decrease in the amount of cash used in financing activities was primarily attributable to the repayment in 2017 of the 2016 Secured Loan Agreement, repayment of $48.9 million of the 2023 notes in connection with the 2017 Tender Offer, the repayment of the 2016 notes during 2016 and an increase in net payments of derivative instruments of $34.6 million, partially offset by cash inflows of $265.0 million from the issuance of the 2027 notes in 2017.

Net cash used in financing activities was $113.0 million in 2016, compared to $42.3 million provided in 2015. The $70.7 million increase in the amount of cash used in financing activities was primarily attributable to the purchase of 2016 notes and payments in connection with the final maturity of the 2016 notes amounting to $169.4 million, the purchase of 2023 notes in 2016 for $80.8 million and an increase in payments on derivative instruments amounting to $26.1 million. This was partially offset by the proceeds from the 2016 Secured Loan Agreement amounting to $167.3 million, a decrease in short term borrowings amounting to $26.6 million and the impact of no dividend payments during 2016.

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

Revolving Credit Facilities

On August 3, 2011, our subsidiary, Arcos Dorados B.V., entered into a committed revolving credit facility with Bank of America, N.A., as lender, for $50 million. On August 31, 2013, Arcos Dorados B.V. renewed the revolving credit facility for $75 million maturing on August 3, 2015. On July 30, 2015, we renewed this facility for $50 million maturing on August 3, 2016. On August 1, 2016, we renewed this revolving credit facility for $25 million maturing on August 3, 2017. On August 1, 2017, we renewed this revolving credit facility for $25 million maturing on August 3, 2018. This revolving credit facility will permit us to borrow money from time to time to cover our working capital needs and for other lawful general corporate purposes.

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

On August 31, 2015, the Company entered into a revolving credit facility with JPMorgan Chase Bank, N.A., for up to $25 million, which matured on October 1, 2016. On November 10, 2016, Arcos Dorados B.V. entered into a new revolving credit facility with JPMorgan Chase Bank, N.A. for up to $25 million maturing on November 10, 2017. On November 1, 2017, we renewed this revolving credit facility for $25 million maturing on November 10, 2018. Each loan made to Arcos Dorados B.V. under the revolving credit facility will bear interest at an annual rate equal to LIBOR plus 2.50%. Interest on each loan will be payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

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

As of December 31, 2017, the mentioned ratio was 0.75 and thus we are currently in compliance with the ratio under both revolving credit facilities.

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

The 2023 notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our subsidiaries. The 2023 notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of our and the guarantors’ existing and future secured indebtedness to the extent of the assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of our subsidiaries that are not guarantors.

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

On June 1, 2016, we launched a cash tender offer to purchase up to $80 million of the outstanding 2023 Notes (the “2016 Tender Offer”) at a redemption price equal to 98%, which expired on June 28, 2016. The holders who tendered their 2023 Notes prior to June 14, 2016 received a redemption price equal to 101%. As a result of the 2016 Tender Offer, we redeemed 16.89% of the outstanding principal amount of the 2023 notes. The total payment was $80.8 million (including $0.8 million of early tender payment) plus accrued and unpaid interest. The results related to the 2016 Tender Offer and the accelerated amortization of the related deferred financing cost were recognized as interest expense in the income statement.

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

The 2027 notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our subsidiaries. The 2027 notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of our and the guarantors’ existing and future secured indebtedness to the extent of the assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of our subsidiaries that are not guarantors.

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

F.       Tabular Disclosure of Contractual Obligations

The following table presents information relating to our contractual obligations as of December 31, 2017.

	Payment Due by Period
Contractual Obligations	Total	2018	2019	2020	2021	2022	Thereafter
	(in thousands of U.S. dollars)
Capital lease obligations(1)	$5,909	$1,239	$1,240	$701	$620	$756	$1,353
Operating lease obligations	$932,597	$148,485	$128,881	$113,767	$97,413	$79,068	$364,983
Contractual purchase obligations(2)	$59,103	$41,279	$10,712	$2,516	$863	$1,935	$1,798
2023 and 2027 notes(1) (3)	$899,333	$38,629	$38,629	$38,629	$38,629	$38,629	$706,188
Other long-term borrowings(1)	$30,440	$5,415	$5,092	$4,782	$4,444	$4,123	$6,584
Derivative instruments	$(12,041)	$15,522	$13,543	$11,065	$8,876	$6,872	$(67,919)
Total	$1,915,341	$250,569	$198,097	$171,460	$150,845	$131,383	$1,012,987

(1)	Includes interest payments.

(2)	Includes automatic annual renewals, which contains only enforceable and legally binding unconditional obligations corresponding to prevailing agreements without considering future undefined renewals when the agreement is cancellable by us. This type of purchase obligation represents $12.7 million of contractual obligations for 2018 only.

(3)	Does not include the impact of the deferred financing costs and the net discount related to the issue of the 2023 notes.

The table set forth above excludes projected payments on our restaurant opening and reinvestment plans pursuant to the MFAs in respect of which we do not yet have any contractual commitments.

G.       Safe Harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

Board of Directors

Our Board of Directors currently consists of nine members, three of whom are independent directors. We have one additional seat on the Board of Directors which is currently vacant, as further described below. In case of a tie vote by the Board of Directors, the Executive Chairman will have the deciding vote. Our memorandum and articles of association authorize us to have eight members, and the number of authorized members may be increased or decreased by a resolution of shareholders or by a resolution of directors. On November 1, 2012 and August 2, 2013, respectively, our Board of Directors passed resolutions increasing the number of authorized members of our Board of Directors to nine and ten, respectively.

Pursuant to our articles of association, our Board of Directors is divided into three classes. There is no distinction in the voting or other powers and authorities of directors of different classes. The members of each class serve staggered, three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of shareholders in the year in which their term expires. At our most recent annual general meeting of shareholders, held on April 24, 2018, our shareholders re-elected Mr. Woods Staton, Mr. Gutiérrez, Mr. Alonso and Mr. Francisco Staton to serve as Class I directors.

The classes are currently composed as follows:

•	Mr. Woods Staton, Mr. Gutiérrez, Mr. Alonso and Mr. Francisco Staton are Class I directors, whose term will expire at the annual meeting of shareholders to be held in 2021;

•	Mr. Hernández-Artigas and Mrs. Franqui are Class II directors, whose term will expire at the annual meeting of shareholders to be held in 2019; and

•	Mr. Chu, Mr. Vélez and Mr. Fernández are Class III directors, whose term will expire at the annual meeting of shareholders to be held in 2020.

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

The following table presents the names of the members of our Board of Directors:

Name	Position	Age
Woods Staton	Executive Chairman	67
Sergio Alonso	CEO	54
Annette Franqui	Director	56
Carlos Hernández-Artigas	Director	53
Michael Chu	Director	68
José Alberto Vélez	Director	67
José Fernández	Director	55
Ricardo Gutiérrez Muñoz	Director	74
Francisco Staton	Director	37

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Dr. Luis Bonavita 1294, Office 501, WTC Free Zone, Montevideo, Uruguay (CP 11300) and Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB).

Woods Staton. Mr. Staton is our Executive Chairman. He was our Chairman and Chief Executive Officer from 2007 through October 2015. Mr. Staton holds an MBA from the International Institute for Management

Development (IMD) in Switzerland and a Bachelor’s degree in economics from Emory University in Atlanta. As McDonald’s joint venture partner, Mr. Staton opened the first McDonald’s restaurant in Argentina in 1986 and later served as President of McDonald’s South Latin America Division. He founded Arcos Dorados in 2007 when he led a consortium of investors in the purchase of McDonald’s operations in Latin America. Mr. Staton is co-founder of Endeavor Argentina, an organization for promoting entrepreneurship. He is a member of the Latin America Advisory Board of Harvard Business School and is also a Board Member of the IMD Foundation in Lausanne, Switzerland. In addition, he serves as Chair of the Advisory Board of the Latin American Program at the Woodrow Wilson International Center for Scholars, and is also on the Chairman’s International Advisory Council of the Americas Society/Council of the Americas.

Sergio Alonso. Mr. Alonso is our Chief Executive Officer since 2015 and was, prior to his appointment as such, our Chief Operating Officer. Prior to that, he was McDonald’s Divisional President in Brazil. He graduated with a degree in Accounting from Universidad de Buenos Aires in 1986. He began his career at McDonald’s as Accounting Manager and subsequently moved to the operations area, eventually being promoted to Vice President of Operations in six years. From 1999 until 2003, Mr. Alonso was involved in the development of the Aroma Café brand in Argentina. In addition, in July 2017, Mr. Alonso was appointed as a member of the board of directors of Loma Negra Compañía Industrial Argentina S.A., a leading cement producer in Argentina.

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

Carlos Hernández-Artigas. Mr. Hernández-Artigas has been a member of our board of directors since 2007 and is a member of the Compensation and Nomination Committee. He graduated from Universidad Panamericana, Escuela de Derecho in 1987 and University of Texas at Austin, School of Law in 1988. He received an MBA from IPADE in Mexico City in 1996. Mr. Hernández-Artigas worked as a lawyer for several years in Mexico and as a foreign attorney in Dallas, Texas and New York. He served as the General Counsel, Chief Legal Officer and Secretary of Panamco for ten years. He is the CEO of Inside, a technology company in Anaheim, California. He is also an advisor at Big Sur Partners in Miami, Florida and is currently a board member of Hospitales Mac in Mexico.

Michael Chu. Mr. Chu has been an independent member of our board of directors since April 2011 and is a member of our Audit Committee. He graduated with honors from Dartmouth College in 1968 and received an MBA with highest distinction from the Harvard Business School in 1976. From 1989 to 1993, Mr. Chu served as an executive and limited partner in the New York office of the private equity fund Kohlberg Kravis Roberts & Co. From 1993 to 2000, Mr. Chu was with ACCION International, a nonprofit corporation dedicated to microfinance, where he served as President and CEO and participated in the founding and governance of various banks in Latin America. Mr. Chu currently holds an appointment as Senior Lecturer at the Harvard Business School, where he is the Faculty Chair for Latin America, and is Managing Director and cofounder of the IGNIA Fund, an investment firm dedicated to investing in commercial enterprises serving the emerging middle class and low-income populations in Mexico. He was a founding partner of, and continues to serve as Senior Advisor to, Pegasus Group, a private equity firm in Buenos Aires.

José Alberto Vélez. Mr. Vélez has been an independent member of our board of directors since June 2011 and is a member of our Audit Committee. Mr. Vélez received a Master of Science in Engineering degree from the University of California, Los Angeles, and a degree in Administrative Engineering from Universidad Nacional de Colombia. Mr. Vélez previously served as the CEO of Suramericana de Seguros, the leading insurance company in Colombia, and also as the CEO of Inversura, a holding company that integrates the leading insurance and social security companies in Colombia. He was the Chief Executive Officer of Cementos Argos S.A. between 2003 and 2012. From 2012 until March, 2016, he was the President of Grupo Argos, a holding group with investments in cement, energy, mining, ports and real estate. He is currently a member of the Boards of Directors of Grupo Crystal and Grupo Daabon in Colombia He also is Chairman of the Board of Trustees of the Universidad EAFIT. In addition, he is member of the Latin American Chapter of the Wilson Center in Washington D.C.

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

Ricardo Gutiérrez Muñoz. Mr. Gutiérrez Muñoz is an independent member of our board of directors since July 1, 2016 and is a member of our Audit Committee. He graduated with a Bachelor’s Degree in Accounting from the Instituto Politécnico Nacional (Mexico City) and a Master’s Degree in Financing from the Universidad Lasalle (Mexico City). He also pursued postgraduate studies in Mexico and in the USA. Mr. Gutiérrez Muñoz was CEO of Mexichem from 1994 to 2010. Before joining Mexichem, he was Vice-President of Empresas Lanzagorta, CEO and board member of Industrias Synkro and CFO of the Indetel/Alcatel Company. Currently he is the CEO of the CP Latina Company, a drilling contractor. In addition, he is also board member of Grupo Kaluz, Bolsa Mexicana de Valores (Mexican Stock Exchange), Cinépolis (Organización Ramírez), Empresas ICA, Grupo Aeroportuario del Centro Norte OMA, Genommalab e Industria Mexicana del Aluminio (IMASA).

Francisco Staton. Mr. Francisco Staton has been a member of our board of directors since April 2018. Mr. Francisco Staton is Arcos Dorados’ Managing Director for Colombia, Aruba, Curaçao and Trinidad & Tobago. He joined the Arcos Dorados executive team in 2013 as Senior Manager of Business Development for our NOLAD Division. Prior to serving as Senior Manager of Business Development for our NOLAD Division, he held different operating roles within the organization and also worked as a consultant at the Boston Consulting Group office in Buenos Aires. He completed his undergraduate studies at Princeton University in 2003, and subsequently earned an MBA from Columbia Business School in 2010. He has served on the board of Princeton in Latin America since 2015. Mr. Francisco Staton is the son of our Executive Chairman, Woods Staton.

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

Marcelo Rabach. Mr. Rabach, 48, is our Chief Operating Officer, and prior to his appointment as such in August 2015, Divisional President for NOLAD since 2013, Vice President of Operations Development since 2012 and Divisional President in Brazil since 2008. He graduated with a degree in Business Administration from Universidad Argentina de la Empresa in 2002. He began his career at McDonald’s Argentina in 1990 and has over 17 years of line operations experience, starting as a crew employee and steadily advancing into larger operational roles. From 1999 until his appointment as McDonald’s Chief Operating Officer in Venezuela in 2005, Mr. Rabach was responsible for the operations, real estate, construction, human resources, local store marketing, and training and franchising of a region within Argentina, holding the positions of Operations Manager and Operations Director. He was the Chief Operating Officer in Venezuela from 2005 until 2008.

Mariano Tannenbaum. Mr. Tannenbaum, 44, is our Chief Financial Officer. He joined Arcos Dorados in 2008 and has held several positions at the corporate level, with his last position being Senior Director of Corporate Finance. Previously, Mr. Tannenbaum had a long international career in Europe and the United States. He worked for the IFG Group in Switzerland, for Tyco International in Switzerland and Princeton, New Jersey and for Sabre Holdings in London. He began his career working for an economic consulting firm in Argentina as well as for the Argentine government, as part of the Ministry of Treasury and Public Finances. Mr. Tannenbaum has an economics degree from the Universidad de Buenos Aires, a Master’s in finance from the Universidad Torcuato Di Tella and an MBA with a concentration in finance from the London Business School.

Juan David Bastidas. Mr. Bastidas, 50, is our Chief Legal Counsel. He attended Universidad Pontificia Bolivariana in Colombia, where he received a Law Degree in 1989. He graduated in 1990 as a Business Law Specialist from the same university. He also pursued postgraduate studies in Business Administration at New York University , which he completed in 1994, International Business at Eafit University, which he completed in 2000 and Senior Management at Los Andes University, which he completed in 2009 in Colombia. He also attended the Executive Directors Training Program from IAE Business School in Argentina (2017). Mr. Bastidas worked from 1994 to 1995 as an international operations lawyer for Banco Industrial Colombiano (Bancolombia). He served as Chief Legal Counsel and Secretary of the board of directors of Interconexión Electrica S.A. E.S.P.–ISA from 1995 to 2010 before joining us in July 2010.

Paulo Camargo. Mr. Camargo, 49, was appointed Divisional President for Brazil in October 2015. Prior to Mr. Camargo’s promotion, he served as Vice President of Operations for the Brazil Division for four years. Mr. Camargo has over 20 years of experience in the consumer, retail and services industry. He has worked for companies such as PepsiCo, FASA Corporation and Iron Mountain across a variety of geographies. Before joining Arcos Dorados in 2011, he was President of the Spain Division at Iron Mountain. Mr. Camargo has a postgraduate degree in Business Administration from Mackenzie University in São Paulo, and also holds an MBA from IEDE Business School in Spain. He has undertaken executive training at Harvard Business School in the United States, Henley Business School in England and the IESE Business School in Spain.

Alejandro Yapur. Mr. Yapur, 49, was appointed Divisional President of SLAD in July 2013. He began his career in 1986 as a crew member at the first McDonald’s restaurant in Argentina and had the opportunity to serve as Manager in the Marketing, Operations and Corporate Communications areas of Arcos Dorados in Argentina. In 2005 he was promoted to Managing Director of Uruguay and in 2007 became responsible for the Company’s Chilean operations. In 2011, Mr. Yapur became Regional Managing Director for the Southern Cone Region (Argentina, Chile and Uruguay) until 2013 when he was promoted to his current position. He holds a Master’s degree in Communications from Universidad Austral in Buenos Aires, Argentina. He has also received executive training from IAE Business School in Argentina, IPADE Business School in Mexico and IESE Business School in Spain.

Rogério Barreira. Mr. Barreira, 49, was appointed Divisional President for NOLAD in October 2015. Prior to Mr. Barreira’s promotion, he served as Vice President of Operations for the Brazil Division for four years. Mr. Barreira has over 32 years of experience in Arcos Dorados, acting in different key positions role in Brazil. Mr. Barreira has a Master in Business Administration from Foundation Getulio Vargas in Brazil and, and also holds a degree in Marketing and Business Planning from Anhembi-Morumbi University in Brazil.

Luis Raganato. Mr. Raganato, 48, is our Divisional President for the Caribbean. Prior to his appointment as such, he was the General Director of Arcos Dorados in Peru. Mr. Raganato began his career at Arcos Dorados in 1991 as a Trainee in the Nuevocentro Shopping location in the province of Córdoba, Argentina and has held various positions in Operations Management over the years. Mr. Raganato holds a Bachelor’s degree in Business

Administration from Instituto Aeronáutico de Argentina and a Master’s degree in Marketing and Business Development from Escuela Superior de Estudios de Marketing de Madrid.

Sebastian Magnasco. Mr. Magnasco, 48, is our Vice President of Development and served, prior to his appointment as such, in the same capacity in SLAD. He graduated with a degree in Engineering from Instituto Tecnológico Buenos Aires, in 1990. He began his career at McDonald’s in 1994 and held the positions of Real Estate & Equipment Director of Argentina and IT, Real Estate and Equipment Director of Argentina until his appointment as Vice President of Development of SLAD in 2005.

Dan Gertsacov. Mr. Gertsacov, 43, is our Chief Marketing and Digital Officer. He joined the company in 2014 as Chief Digital Officer and is responsible for designing and implementing the digital strategy. Prior to joining Arcos Dorados, he served as head of new markets for Latin America and the Caribbean at Google and Vice President of business development for Univision Networks, among other positions in leading companies. Mr. Gertsacov holds a Bachelor’s degree in Economics and International Development from the University of Richmond and an MBA from Harvard Business School.

Diego Benenzon. Mr. Benenzon, 51, is our Vice President for Human Resources. He joined the Company in June 2009. Mr. Benenzon graduated with a degree in psychology from Universidad John F. Kennedy and holds a postgraduate degree from the Universidad de Buenos Aires. He has an extensive experience as an executive of high responsibility in multinational companies. Mr. Benenzon carried out postgraduate programs on strategic consultancy and organizational behavior and Management Development Program at IAE Business School. He has also served as a senior consultant to various large companies and NGOs and has teaching experience.

José Valledor. Mr. Valledor, 51, is our Vice President of Supply Chain. Prior to his appointment as such, he was Divisional President in Brazil. He joined us in 1990 as an assistant in the accounting department, and four years later he became Manager of that department. In 2005, he became Regional Operations Director, responsible for the markets of Uruguay, Paraguay and Argentina. Two years later, he became Argentina’s General Director while continuing to supervise the market operations in Uruguay, Chile and Paraguay. Mr. Valledor Rojo has a degree in Business Administration and a postgraduate degree from the Instituto de Altos Estudios (IAE) in Buenos Aires, Argentina.

Marlene Fernandez. Ms. Fernandez, 56, is Corporate Vice President for Government Relations. Prior to joining Arcos Dorados in 2009, she served as an elected Member of the House of Representatives in Bolivia where she held various leadership positions, including Ambassador of Bolivia to the United States of America, Ambassador to the Organization of American States, Ambassador to the Government of Italy and Representative of Bolivia to different specialized agencies of the United Nations. She was also Bureau Chief and Main Political Correspondent for CNN Spanish in Washington, D.C. Ms. Fernandez holds a Master of Science in Broadcast Journalism from Boston University, graduated Summa Cum Laude from the Universidad Argentina John. F. Kennedy and has completed courses in Finance for Executives, Strategic Communications, Conflict Resolution and Negotiations in Conflict at Harvard University.

Daniel Schleiniger, 44, is our Vice President of Corporate Communications and Investor Relations. He joined the Company in February 2014 as Director of Investor Relations. Prior to joining Arcos Dorados, he worked for fourteen years in South Florida, for the Cisneros Group of Companies in a number of roles, including Senior Manager of Investor Relations, Director of Corporate Financial Planning and Vice President and Treasurer. Mr. Schleiniger’s experience also includes equity research at Morgan Stanley in New York, corporate banking with Unibanco in São Paulo and consulting work for Wharton Econometric Forecasting Associates in Philadelphia. Mr. Schleiniger holds a Bachelor of Science degree in chemistry as well as an MBA with a concentration in finance, both from the University of Delaware.

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

As of December 31, 2017, 324,861 CADs were outstanding, as compared to 627,134 CADs as of December 31, 2016. During 2017, 299,626 CADs were exercised, and the total amount paid for these exercises was $0.5 million. A total of $2,648 CADs was forfeited during 2017. At December 31, 2017, we maintain a current payable of $1.4 million related to these exercises that is presented within “accrued payroll and other liabilities” in our balance sheet.

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

On May 10, 2017, we made the annual grants for 2017 to certain of our executive officers and other employees. The grants included 497,960 restricted share units that will vest as follows: 40% on the second anniversary of the grant date and 20% on each of the following three anniversaries. Each restricted share unit represents the right to receive one class A share when vested.

The maximum number of shares that may be issued under the 2011 Plan is 5,238,235 class A shares, equal to 2.5% of our total outstanding class A and class B shares immediately following our initial public offering on April 14, 2011. We issued 361,284 class A shares during 2017 in connection with the partial vesting of outstanding restricted share units.

On June 28, 2016, 1,117,380 stock options were converted into liability awards. There were no incremental compensation costs resulting from the modification and only 104 employees were affected. As of December 31, 2017, the accumulated additional paid-in capital related to these units as measured from the grant date amounted to $5,865 (net of $85, which was reclassified under “Accrued payroll and other liabilities-non current” in our consolidated balance sheet). The accrued liability is remeasured on a monthly basis until settlement.

See Note 17 to our consolidated financial statements for additional information.

We intend to make the 2018 annual grant under the 2011 Plan during the second quarter of 2018.

Compensation of Directors and Officers

General

The approximate aggregate annual total cash compensation for our 14 officers was $9.7 million in 2017. In 2017, we approved annual compensation for our non-executive directors of $140,000 each, payable 100% in cash. The cash payments corresponding to services performed in 2017 were paid $105,000 each in 2017 and $35,000 each in 2018, except for Mr. Chu’s and Mr. Velez’s compensation, each of which was paid in full in 2017. We have not entered into any service contracts with our directors to provide for benefits upon termination of employment.

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

Compensation and Nomination Committee

Our compensation and nomination committee consists of Mr. Hernández-Artigas, Ms. Franqui and Mr. José Fernández. Pursuant to its charter, the compensation and nomination committee is responsible for, among other things:

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

As of December 31, 2017, we had a total of approximately 78,806 employees in company-operated restaurants and staff throughout the Territories. Of this number, 82% were crew, 16% were restaurant managers and the remainder were professional staff. Approximately 30% of our employees were located in Brazil.

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

The following table illustrates the distribution of our employees by division and employee category as of December 31, 2017.

Division	Crew	Restaurant Managers	Professional Staff	Total
Brazil	24,305	5,860	526	30,691
Caribbean division	8,673	1,646	265	10,584
NOLAD	8,358	1,962	256	10,576
SLAD	23,238	3,141	281	26,660
Corporate and other	—	—	295	295
Total	64,574	12,609	1,623	78,806

Restaurant managers are responsible for the daily management of our restaurants. As such, we have a comprehensive training program for them that is focused on customer management practices, food preparation and other operational procedures. Standards are taught and continuously reinforced through the use of such training programs. We also use performance measurements on a continual basis, both internally and externally in connection with all our restaurants. Our internal on-site visit restaurant operations improvement process evaluates operational standards, which are compared globally to assure continuous improvement. We also contract third parties, which we refer to as third-party shoppers, to visit our restaurants anonymously and report on our performance. Our external third-party shopper measurements and customer satisfaction opportunity reports help maintain our competitiveness. In addition, Hamburger University provides restaurant managers, mid-managers and owner/operators with training on best practices in different aspects of our business. In 2017, approximately 768 people attended different courses or events organized by Hamburger University in areas such as restaurant and customer management, sales and accounting.

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

On November 11, 2017, an overhaul in the labor laws in Brazil (the “Labor Overhaul”) entered into effect and brought significant changes to labor relations and labor law itself. Prior to the Labor Overhaul, the Consolidated Labor Statutes governed labor relations in Brazil. The Labor Overhaul introduces and changes several articles of the Consolidated Labor Statutes aiming to give more flexibility and legal certainty to the legal framework around labor relations thus meeting current demands of modern society. Out of several changes made in the Labor Overhaul, the most relevant for us is a change providing that collective labor agreements (CBAs or Collective Convention) will now prevail over statutory law in certain circumstances, giving priority to what has been agreed over what has been legislated and providing greater autonomy to the parties.

E.       Share Ownership

The following table presents the beneficial ownership of our shares owned by our directors and officers as of the date of this annual report. Other than those persons listed below, none of our directors or officers beneficially own any of our shares.

Shareholder	Class A Shares	Percentage of Outstanding Class A Shares	Class B Shares	Percentage of Outstanding Class B Shares	Total Economic Interest	Total Voting Interest(1)
Los Laureles Ltd.(2)(3)	—	—	80,000,000	100.00%	37.90%	75.32%
Woods Staton(3)	7,749,231	5.91%	—	—	3.67%	1.46%
Sergio Alonso	*	*	—	—	*	*
Annette Franqui	*	*	—	—	*	*
Carlos Hernández-Artigas	*	*	—	—	*	*
Juan David Bastidas	*	*	—	—	*	*
José Valledor Rojo	*	*	—	—	*	*
José Fernandez	*	*	—	—	*	*
Marcelo Rabach	*	*	—	—	*	*
Mariano Tannenbaum	*	*	—	—	*	*
Sebastian Magnasco	*	*	—	—	*	*
Diego Benenzon	*	*	—	—	*	*
Marlene Fernandez	*	*	—	—	*	*
Luis Raganato	*	*	—	—	*	*
Rogério Barreira	*	*	—	—	*	*
Alejandro Yapur	*	*	—	—	*	*
Paulo Camargo	*	*	—	—	*	*
Dan Gertsacov	*	*	—	—	*	*
Daniel Schleiniger	*	*	—	—	*	*
Francisco Staton	*	*	—	—	*	*

*	Each of these directors and officers beneficially owns less than 1% of the total number of outstanding class A shares.

(1)	Class A shares are entitled to one vote per share and class B shares are entitled to five votes per share.

(2)	Los Laureles Ltd. is beneficially owned by Mr. Woods Staton, our Executive Chairman. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.”

(3)	In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Woods Staton beneficially owns 7,749,231 class A shares (includes 226,037 shares of common stock issuable upon exercise of stock options and 287,920 restricted share units) directly, and indirectly through Chablais Investments S.A. (“Chablais”). On a combined basis, Mr. Woods Staton is the beneficial owner of an aggregate of 41.57% of the total economic interests of Arcos Dorados and 76.78% of its total voting interests. The address of Mr. Woods Staton is Mantua No. 6575 (esquina Potosí), Montevideo, Uruguay 11500. The address of Chablais is Level 1, Palm Grove House, Wickham’s Cay 1, Road Town, Tortola, BVI.

As of the date of this annual report, our 14 officers had been granted (i) a total of 1,274,747 restricted share units, 478,578 options at an exercise price of $21.20 per share, 127,176 stock options at an exercise price of $14.35 per share and 74,028 stock options at an exercise price of $14.31 per share pursuant to the 2011 Plan. For more information, see “—B. Compensation—Long-term and Equity Incentive Plans” above. Our non-executive directors had been granted a total of 53,652 stock options at an exercise price of $14.35 per share, 10,332 stock options at an exercise price of $14.31 and 247,478 stock options at an exercise price of $8.58 per share per share pursuant to the 2011 Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue a maximum of 420,000,000 class A shares, no par value per share, and 80,000,000 class B shares, no par value per share. Each of our class A shares entitles its holder to one vote. Each of our class B shares entitles its holder to five votes. Los Laureles Ltd., our controlling shareholder, owns 37.9% of our issued and outstanding share capital, and 75.32% of our voting power by virtue of its ownership of 100% of our class B shares. The following table presents the beneficial ownership of our shares as of the date of this annual report:

Shareholder	Class A Shares	% of Outstanding Class A Shares		Class B Shares	% of Outstanding Class B Shares	Total Economic Interest	Total Voting Interest(1)
Los Laureles Ltd(2)(3)	—	—		80,000,000	100.0%	37.90%	75.32%
Woods Staton(3)	7,749,231	5.91%		—	—	3.67%	1.46%
William H. Gates III(4)	11,641,400	8.88%		—	—	5.51%	2.19%
Invesco Ltd.(5)	12,490,616	9.53%		—	—	5.92%	2.35%
TIAA-CREF Investment Management, LLC (6)	8,352,746	6.37%		—	—	3.96%	1.57%
TIAA-CREF Emerging Markets Equity Fund (7)	6,622,107	5.05%		—	—	3.14%	1.24%
Teachers Advisors, LLC (8)	9,927,753	7.57%		—	—	4.70%	1.87%
Public	74,288,655	56.68%		—	—	35.20%	13.99%
Total	131,072,508	100.00	%(9)	80,000,000	100.00%	100.00%	100.00	%(9)

(1)	Class A shares are entitled to one vote per share and class B shares are entitled to five votes per share.

(2)	The address of Los Laureles Ltd. is 325 Waterfront Drive, Omar Hodge Building, 2nd Floor, Wickham’s Cay 1, Road Town, Tortola, British Virgin Islands. Los Laureles Ltd. is beneficially owned by Mr. Woods Staton, our Executive Chairman. Los Laureles Ltd. established a voting trust with respect to the voting interests in us held by Los Laureles Ltd. Los Laureles Ltd. is the beneficiary of the voting trust. See “—Los Laureles Ltd.”

(3)	In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Woods Staton beneficially owns 7,749,231 class A shares (includes 226,037 shares of common stock issuable upon exercise of stock options and 287,920 restricted share units) directly, and indirectly through Chablais Investments S.A. (“Chablais”). On a combined basis, Mr. Woods Staton is the beneficial owner of an aggregate of 41.57% of the total economic interests of Arcos Dorados and 76.78% of its total voting interests. The address of Mr. Woods Staton is Mantua No. 6575 (esquina Potosí), Montevideo, Uruguay 11500. The address of Chablais is Level 1, Palm Grove House, Wickham’s Cay 1, Road Town, Tortola, BVI.

(4)	William H. Gates III (“Mr. Gates”) indirectly owns Class A shares through Cascade Investment, LLC (“Cascade”) and the Bill & Melinda Gates Foundation Trust (the “Trust”). Cascade, the Trust, Mr. Gates and Melinda French Gates (“Mrs. Gates”) filed with the SEC a Schedule 13G/A dated February 13, 2015. Based solely on the disclosure set forth in such Schedule 13G/A, (i) Cascade has sole voting power with respect to 8,580,900 class A shares and sole dispositive power with respect to 8,580,900 class A shares; (ii) the Trust has shared voting power with respect to 3,060,500 class A shares and shared dispositive power with respect to 3,060,500 class A shares; (iii) Mr. Gates has, through Cascade, sole voting power and sole dispositive power with respect to 8,580,900 class A shares and has, through the Trust, shared voting power and shared dispositive power with respect to 3,060,500 class A shares; and (iv) Mrs. Gates has, through the Trust, shared voting power with respect to 3,060,500 class A shares and shared dispositive power with respect to 3,060,500 class A shares. The address of Cascade Investment, LLC is 2365 Carillon Point, Kirkland, Washington 98033. The address of the Trust and Mrs. Gates is 500 Fifth Avenue North, Seattle, Washington 98119. The address of Mr. Gates is One Microsoft Way, Redmond, Washington 98052.

(5)	Invesco Ltd. filed with the SEC a Schedule 13G dated February 9, 2018. Based solely on the disclosure set forth in such Schedule 13G, Invesco Ltd. has sole voting power with respect to 12,490,616 class A shares and sole dispositive power with respect to 12,490,616 class A shares. The address of Invesco Ltd. is 1555 Peachtree Street NE, Suite 1800, Atlanta, GA 30309.

(6)	TIAA-CREF Investment Management, LLC filed with the SEC a Schedule 13G/A dated February 14, 2018. Based solely on the disclosure set forth in such Schedule 13G/A, TIAA-CREF Investment Management, LLC has sole voting power with respect to 8,352,746 class A shares and sole dispositive power with respect to 8,352,746 class A shares. The address of TIAA-CREF Investment Management, LLC is 730 Third Avenue, New York, NY 10017-3206.

(7)	TIAA-CREF Emerging Markets Equity Fund filed with the SEC a Schedule 13G/A dated February 14, 2018. Based solely on the disclosure set forth in such Schedule 13G/A, TIAA-CREF Emerging Markets Equity Fund has sole voting power with respect to 6,622,107 class A shares and sole dispositive power with respect to 6,622,107 class A shares. The address of TIAA-CREF Emerging Markets Equity Fund is 730 Third Avenue, New York, NY 10017-3206.

(8)	Teachers Advisors, LLC filed with the SEC a Schedule 13G/A dated February 14, 2018. Based solely on the disclosure set forth in such Schedule 13G/A, Teachers Advisors, LLC has sole voting power with respect to 9,927,753 class A shares and sole dispositive power with respect to 9,927,753 class A shares. The address of Teachers Advisors, LLC is 730 Third Avenue, New York, NY 10017-3206.

(9)	Numbers do not sum to 100% due to the effects of rounding.

Los Laureles Ltd.

Los Laureles Ltd. is our controlling shareholder and is beneficially owned by Mr. Woods Staton, our Executive Chairman. Los Laureles Ltd. currently owns 37.9% of the economic interests of Arcos Dorados and 75.32% of its voting interests. Los Laureles Ltd. has established a voting trust with respect to the voting interests in us held by Los Laureles Ltd. Los Laureles Ltd. is the beneficiary of the voting trust. The voting trust exercises the vote of the class B shares through a voting committee, which consists of only Mr. Woods Staton. The decision of the voting committee must be approved by Los Laureles (PTC) Limited, a British Virgin Islands company that is a wholly owned subsidiary of Los Laureles Limited. Mr. Woods Staton is the sole director of Los Laureles (PTC) Limited. Without the consent of McDonald’s, Mr. Woods Staton may add any one or more of his descendants, certain other relatives, any board member of Arcos Dorados and the chief executive officer, chief operating officer or chief financial officer of Arcos Dorados to the committee.

Following Mr. Woods Staton’s death or during Mr. Woods Staton’s incapacity, the voting committee will consist of (1) certain officers or directors of Arcos Dorados, (2) certain descendants of Mr. Woods Staton or their representatives, and (3) other persons appointed by Los Laureles (PTC) Limited, subject to McDonald’s consent if such person is not one of Mr. Woods Staton’s descendants and is not the chief executive officer, chief operating officer or chief financial officer of Arcos Dorados. For the first five years from the date of the execution of the voting trust, the officers and directors of Arcos Dorados on the voting committee will have the tie-breaking vote (if any). Thereafter, Mr. Woods Staton’s descendants will have the tie-breaking vote.

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

As of April 25, 2018, there were 6 class A shareholders of record. We believe the number of beneficial owners is substantially greater than the number of record holders because a large portion of class A shares is held in “street name” by brokers.

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

In 2011, we entered into a master commercial agreement with Axionlog on arm’s-length terms pursuant to which Axionlog provides us with distribution inventory, storage (dry, frozen and chilled) and transportation services in Argentina, Chile, Colombia, Ecuador, Mexico, Venezuela, Uruguay and Peru. Pricing under the agreement is determined pursuant to an agreed upon formula that is considered standard in the distribution services industry. Additionally, Axionlog must comply with McDonald’s quality program, the Distributor Quality Management System (DQMP) and other supplier requirements to maintain its status as a McDonald’s-approved supplier pursuant to the MFA. The pricing formula considers certain variables to determine the applicable fees, including (i) cost inputs (i.e., transportation expenses and salaries); (ii) time required for completion; (iii) storage requirements; (iv) merchandise volume; and (v) inflation and exchange rate adjustments. We use similar pricing formulas with our other distribution service providers in the territories not covered by Axionlog. Under the terms of the agreement, the pricing formula is reviewed on a yearly basis. During these reviews, we share information in order to find potential cost efficiencies and savings. In addition, we or Axionlog may request a renegotiation of the pricing formula in the event that, due to factors outside of our or their control, the formula is substantially altered based on changes to its variable inputs.

On November 9, 2011, we entered into a revolving loan agreement as a creditor with Axionlog B.V. (formerly known as Axis Distribution B.V.), a holding company of the Axionlog business, pursuant to which we agreed to lend Axionlog up to a total amount of $12.0 million at an interest rate of LIBOR plus 6%, in line with the interest rates prevailing in the market at the time of the agreement, the loan facility matured on November 7, 2016. As of December 31, 2016 and 2015, Axionlog B.V. had borrowed $1.8 million and $11.5 million, respectively, from us in connection with this revolving loan facility. Notwithstanding the fact that the loan maturity date was November 7, 2016 the parties decided to terminate the agreement as of May 27, 2016. As a result, we collected the outstanding principal amount of $1.8 million on May 27, 2016.

During 2017, we incurred $48.8 million in total distribution fees payable to Axionlog, which accounted for approximately 4.4% of our total food and paper costs.

See Note 25 to our consolidated financial statements for details of the outstanding balances and transactions with related parties as of December 31, 2017 and 2016 and for the fiscal years ended December 31, 2017, 2016 and 2015.

Employment of Francisco Staton

Mr. Francisco Staton, Woods Staton’s son, leads our operations in Colombia, serving as the managing director for Arcos Dorados Colombia. In this position, Francisco Staton reports to Luis Raganato, President of the Caribbean Division. He has a bachelor's degree from Princeton University and a Master's in Business Administration from Columbia Business School. Prior to working at Arcos Dorados, he worked as a consultant for the Boston Consulting Group. At Arcos Dorados, Francisco Staton has completed the Company’s operational training programs in São Paulo and Bogotá, and has also held other positions at the Company, including serving as a restaurant manager as well as serving as a Senior Development Manager for new business projects in the NOLAD Division, in Mexico. For his services as managing director in Colombia, Francisco Staton receives customary compensation and benefits commensurate with his level of responsibility within the Company. His compensation package is aligned with the compensation packages of similar positions in other companies in Colombia, according to external compensation surveys. Francisco Staton was appointed as a Board Member, Class I, at our AGM held on April 24, 2018.

C.       Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

Financial statements

See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with U.S. GAAP.

Legal Proceedings

Puerto Rican Franchisees

In January 2007, several Puerto Rican franchisees filed a lawsuit against McDonald’s Corporation and certain subsidiaries, which the Company purchased during the acquisition of the LatAm business (the “Puerto Rican franchisees lawsuit”). The lawsuit originally sought declaratory judgment and damages in the amount of $11 million plus plaintiffs’ attorney’s fees. In January 2008, the plaintiffs filed an amended complaint that increased the amount of damages sought to $66.7 million plus plaintiffs’ attorney’s fees. The complaint, as amended, requests that the court declare that the plaintiffs’ respective franchise agreements and contractual relationships with McDonald’s Corporation, which agreements and relationships were assigned or otherwise transferred to the Company as part of the Acquisition of the LatAm business, are governed by the Dealers’ Act of Puerto Rico, or “Law 75”, a Puerto Rican law that limits the grounds under which a principal may refuse to renew or terminate a distribution contract. The complaint also seeks preliminary and permanent injunctions to restrict the Company from declining to renew the plaintiffs’ agreements except for just cause, and to prohibit the Company from opening restaurants or kiosks within a three-mile radius of a franchisee’s restaurant. In September 2008, the Company filed a counter-suit requesting the termination of the franchise agreements with these franchisees due to several material breaches. On December 23, 2010, the Commissioner assigned by the Court of First Instance to this case issued a resolution holding that Law 75 applies to the parties’ commercial relationship. On July 20, 2011, the Court of First Instance adopted the Commissioner’s determination with respect to the application of Law 75. This determination is an interlocutory determination that defines the legislation applicable to the franchisee rights and obligations. Law 75 will be the applicable law during the trial process. After the trial conclusion, the Company can still reiterate in appeal the position that Law 75 does not apply to the franchised agreements. The franchisees will still need to demonstrate and prove that the franchisor has breached their respective contracts. Therefore, no provision has been recorded regarding this lawsuit because the Company believes that the probability of a loss is remote.

Both parties have concluded discovery and the pretrial hearing was held on August 30, 2012. The trial commenced on September 10, 2012 and was heard by the court-assigned commissioner. At the end of 2014, plaintiffs finished their presentation of evidence and we have not yet started our presentation of evidence. We believe that after analyzing all the evidence presented during such process, the Commissioner should issue a recommendation of resolution to the Court of First Instance.

During 2014, another franchisee filed a complaint (the “related Puerto Rican franchisee lawsuit”) against us and McDonald’s USA, LLC (a wholly owned subsidiary of McDonald’s Corporation), asserting a very similar claim to the one filed in the Puerto Rican franchisees lawsuit. The claim seeks declaratory judgment and damages in the amount of $30 million plus plaintiff’s attorney’s fees. We also believe that the probability of a loss is remote, due to its close resemblance to the Puerto Rican franchisees lawsuit.

Furthermore, on March 26, 2010, we filed a collection claim against Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by our franchisees that meets periodically to coordinate the development of promotional and marketing campaigns, for the reimbursement of the monetary contribution made during August 2007. On June 15, 2010, PROA, also known as the cooperative, filed a third party complaint and counterclaim (the “PROA claim”) against us and other third party defendants, in the amount of $31 million. At that time, the association was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit, described above. PROA’s complaint requests breach of contract for withdrawing from the association (PROA’s position is that we cannot resign to the cooperative) and collection of past contributions, among others. On June 9, 2014, after several motions for summary judgment duly filed and opposed by the parties, the Court entered a “Partial Summary Judgment and Resolution” in favor of PROA, before initiating the discovery phase, finding that we must participate and contribute funds to the association. However, the Court did not specify any amount for which we should be held liable, due to its preliminary and interlocutory nature, and the lack of discovery conducted regarding the amounts claimed by the plaintiffs. We are opposing this claim vigorously because we believe that there is no legal basis for it considering: (i) the obligation to contribute is not directed towards a cooperative, (ii) the franchise agreement does not contain a provision that makes it mandatory to participate in the cooperative, and (iii) PROA’s by-laws state that participation in the cooperative is voluntary, among other arguments. Based on the above, we believe that the probability of a loss is remote and, consequently, no provision has been recorded.

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

The claim to guarantee the payment of the minimum wage independently of working hours is currently on hold but will continue to be subject to legal discussion. No provision has been recorded regarding this claim because we believe that a final negative resolution has a low probability based on the fact that this labor practice complies with prevailing laws and regulations. The Labor Prosecutor has begun audits in order to confirm compliance with the terms of the settlement. Pursuant to the terms of the settlement, on June 21, 2013, we paid an aggregate amount of R$1.5 million in cash to the states of Pernambuco, Rio de Janeiro and Paraná (R$0.5 million each). In relation to the required payments for 2014, 2015, 2016 and 2017, we gave to a communication campaign sponsored by the Labor Prosecutor’s Office of the State of Pernambuco, called “MPT Journalism Award”. A hearing was scheduled for September 12, 2016 to terminate the discovery phase and issue a ruling on the pleas related to payment of the minimum wage for employees who do not work full time, as well as the possibility of employees bringing their own meals and not the meals provided by the Company. However, the hearing was cancelled due to an audit carried out by the Labor Prosecutor’s Office to verify compliance with the settlement. There were no new developments in this case as a result of this audit.

In parallel with the judicial case, on December 2016, an administrative assessment of compliance with the settlement was initiated by a team composed of Labor Prosecutors. A preliminary report was issued on December 1, 2016 in which the Labor Prosecutors claimed there were certain irregularities in our compliance with the settlement and demanded penalties of approximately R$104 million. On December 13, 2016, an administrative hearing was held at the Labor Prosecutor’s headquarters in São Paulo, in which the Labor Prosecutor emphasized the preliminary nature of the report and granted us the opportunity to submit information, explanations and documents relating to compliance with the settlement. On March 15, 2017, we submitted a petition and documents as evidence that we have complied with the settlement, and on March 17, 2017, we attended a meeting with the Labor Prosecutor to clarify our arguments. We delivered additional documents regarding our compliance with the settlement for the period ranging from December 2015 to April 2017 on April 20, 2017. A hearing to discuss the investigation took place on May 5, 2017. An additional audit of the company’s compliance with the settlement for such period occurred on May, 2017. In such audit, the Labor Prosecutor presented a second report which indicated noncompliance with the settlement. In December 2017, Arcos submitted a petition and documents arguing that the settlement was duly complied with. On January 24, 2018, February 28, 2018 and April 2, 2018, we attended hearings with the Labor Prosecutors to discuss the audit report and Arcos’ petition in order to verify if the settlement was complied with. In those hearings, the Labor Prosecutor indicated the possibility of entering into a new settlement and we set a date for a new hearing to be held on May 10, 2018.

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

In parallel with the judicial lawsuit’s developments, the Labor Prosecutor’s Office initiated an administrative audit regarding the company’s compliance with the TAC. On November 2016, the Labor Prosecutor’s Office claimed that it had identified violations of the TAC and demanded R$13 million in connection with such violations. The company was notified and an administrative hearing was scheduled for March 13, 2017 before the Labor Prosecutor’s Office. On April 3, 2017, we submitted a petition and documents as evidence that we have complied with the settlement, rejecting the Labor Prosecutor’s claims. As of the date hereof, we have not received an answer from the Labor Prosecutor. However, the Labor Prosecutor’s Office has scheduled a hearing for May 8, 2018 to discuss TAC compliance and Arcos’ petition.

Retained Lawsuits and Contingent Liabilities

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of December 31, 2017 we maintained a provision for contingencies amounting to $46 million ($36.7 million as of December 31, 2016), which is disclosed net of judicial deposits amounting to $18.1 million ($18.6 million as of December 31, 2016) that we were required to make in connection with the proceedings. As of December 31, 2017, the net amount of $27.9 million included $25.5 million as a non-current liability. See Note 18 to our consolidated financial statements for more details.

Pursuant to the Acquisition, McDonald’s Corporation indemnifies us for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisee lawsuit. As of December 31, 2017, the provision for contingencies included $2.5 million ($5.2 million as of December 31, 2016) related to Brazilian claims that are covered by the indemnification agreement. As a result, we have recorded a current asset and non-current asset in respect of McDonald’s Corporation’s indemnity in our consolidated balance sheet. The current asset in respect of McDonald’s Corporation’s indemnity represents the amount of cash to be received as a result of settling certain Brazilian labor and tax contingencies.

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

As of December 31, 2017, there are certain matters related to the interpretation of tax and labor law for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $89 million and $122 million.

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

On March 20, 2018, the Board of Directors approved the resumption of dividend payments for the first time since 2014. For 2018, the Company will pay a dividend of $0.10 per share to all outstanding shareholders in two equal installments of $0.05 per share, payable on April 5, 2018 and October 5, 2018, respectively.

Since the Acquisition, we declared the following dividends:

•	a $10.6 million paid on April 5, 2018 and a dividend of $0.05 per share to be paid on October 5, 2018;

•	four $12.5 million dividends in 2014;

•	four $12.5 million dividends in 2013;

•	four $12.5 million dividends in 2012;

•	four $12.5 million dividends in 2011; and

•	a $40 million dividend with respect to our results of operations for fiscal year 2009.

Except for the October 2018 dividend, all of these dividends have been paid in full.

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

	Low	High
Year Ended December 31:
2013	$10.45	$15.52
2014	$5.17	$12.12
2015	$2.57	$6.60
2016	$2.16	$6.60
2017	$5.45	$10.80

Year Ended December 31, 2016:
First Quarter	$2.16	$3.89
Second Quarter	$3.29	$5.13
Third Quarter	$4.56	$5.99
Fourth Quarter	$5.15	$6.60

Year Ended December 31, 2017:
First Quarter	$5.45	$8.25
Second Quarter	$7.40	$9.53
Third Quarter	$7.40	$10.30
Fourth Quarter	$9.25	$10.80

Year Ended December 31, 2018:
First Quarter	$8.75	$10.25

Month Ended:
October 31, 2017	$9.55	$10.80
November 30, 2017	$9.53	$10.58
December 31, 2017	$9.25	$10.50
January 31, 2018	$9.30	$10.25
February 28, 2018	$9.35	$10.20
March 31, 2018	$8.75	$9.75
April 30, 2018 (through April 25, 2018)	$9.40	$8.75

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

As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue up to 420,000,000 class A shares and 80,000,000 class B shares. As of the date of this annual report, 131,072,508 class A shares and 80,000,000 class B shares were issued, fully paid and outstanding.

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

We held our most recent annual shareholder meeting on April 24, 2018 in Montevideo, Uruguay.

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

(c)	provide its registered agent without delay any records and underlying documentation in respect of the company that the registered agent requests pursuant to the entitlement of the company’s registered agent to make such a request where the registered agent is required to do so by the British Virgin Islands Financial Services Commission or any other competent authority in the British Virgin Islands acting pursuant to the exercise of a power under an enactment.

The records and underlying documentation of the company are required to be in such form as:

(a)	are sufficient to show and explain the company’s transactions; and

(b)	will, at any time, enable the financial position of the company to be determined with reasonable accuracy.

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

C.       Material Contracts

The MFAs

We received exclusive master franchising rights from McDonald’s for the Territories on August 3, 2007 when Mr. Woods Staton, our Executive Chairman and controlling shareholder and our founding private equity shareholders purchased McDonald’s LatAm business for $698.1 million (including $18.7 million of acquisition costs) and entered into the MFAs. Prior to the Acquisition, Mr. Woods Staton had been the joint venture partner of McDonald’s Corporation in Argentina for over 20 years and had served as President of McDonald’s South Latin America division since 2004.

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

The continuing franchise fee is paid, with respect to each calendar month, to McDonald’s in an amount generally equal to 7% of the U.S. dollar equivalent of the gross sales, as defined therein, of each of the McDonald’s restaurants in the Territories for that calendar month, minus, as applicable, a brand building adjustment. During the first 10 years of the MFAs, the brand building adjustment is 2% of the gross sales, for a net continuing franchise fee payment of 5% of the gross sales. During years 11 through 15 of the MFAs, the brand building adjustment will be 1% of the gross sales, for a net continuing franchise fee payment of 6%; and the brand building adjustment will be 0% thereafter, for a net continuing franchise fee payment of 7% of the gross sales. In addition, on January 25, 2017, McDonald’s Corporation agreed to provide growth support for the same period. The impact of this support resulted in an effective royalty rate of 5.2% in 2017, and we project that it could result in an effective royalty rate of 5.7% in 2018 and 5.9% in 2019.

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

Under the MFAs, Los Laureles Ltd., a British Virgin Islands company beneficially owned by Mr. Woods Staton, our Executive Chairman and controlling shareholder, is required to own not less than 40% of our economic interests and 51% of our voting interests. The MFAs do provide an exception for any dilution following an initial public offering, so long as such dilution does not cause Los Laureles Ltd. to be diluted below 30% of our economic interests. Also, under the MFAs, we are required to own, directly or indirectly, 100% of the equity interests of our subsidiaries and cannot enter into any partnership, joint venture or similar arrangement without McDonald’s consent. In addition, at least 50% of all McDonald’s-branded restaurants in the Territories must be Company-operated restaurants.

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

Call Option Right and Security Interest in Equity Interests of the Company

Under the MFAs, McDonald’s has the right, or Call Option, to acquire our non-public shares or our interests in one or more Territories upon: (i) the expiration of the initial term of the MFAs on August 2, 2027 if the initial term is not extended, (ii) the occurrence of a material breach of the MFAs or (iii) during the period of 12 months following the earlier of (x) the 18th month anniversary of the death or permanent incapacity of Mr. Woods Staton or (y) the receipt by McDonald’s of notice from Mr. Woods Staton’s heirs that they have elected to have the period of 12 months commence as of the date specified in the notice. McDonald’s generally has the right either to exercise the Call Option with respect to all of the Territories, or, in its sole discretion, with respect to the Territory or Territories identified by McDonald’s as being affected by such material breach or to which such material breach may be attributable except upon the occurrence of an initial material breach relating to any Territory or Territories in which there are less than 100 restaurants in operation. In such case, McDonald’s only has the right to acquire the equity interests of any of our subsidiaries in the relevant Territory or Territories. As of December 31, 2017, we had more than 100 restaurants in operation in each of Argentina, Brazil, Mexico, Puerto Rico and Venezuela. No other Territory had more than 85 restaurants in operation.

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

Under the MFAs, we must maintain a fixed charge coverage ratio (as defined therein) at least equal to (a) 1.25 from August 31, 2010 through the fiscal quarter ended September 30, 2011 and (b) 1.50, commencing with the fiscal quarter ended December 31, 2011 and thereafter; and a leverage ratio (as defined therein) not in excess of (a) 5.0, from August 31, 2010 through the fiscal quarter ended June 30, 2011, (b) 4.75 for the fiscal quarter ended September 30, 2011, and (c) 4.25, commencing with the fiscal quarter ended December 31, 2011 and thereafter. Mainly as a result of the adoption of new exchange rates used for remeasurement of our bolivar-denominated assets and liabilities and operating results in Venezuela in 2013 and 2014, we were not in compliance with these ratio requirements for certain periods during 2014, 2015 and 2016. We initially became non-compliant for the quarter ended June 30, 2014, at which time our Leverage Ratio and Fixed Charge Coverage Ratio was 4.38 and 1.48, respectively. Please refer to the table below for disclosure of our Leverage Ratio and Fixed Charge Coverage Ratio as of December 31, 2016 and for the other periods of our non-compliance with the requirements under the MFA. As of December 31, 2016, our Fixed Charge Coverage Ratio was 1.56 and our Leverage Ratio was 4.40. For that reason, McDonald’s granted us limited waivers through and including June 30, 2016, during which time we were not required to comply with these financial ratios. We have been in compliance with these quarterly ratios since the expiration of the waiver. If we are unable to comply with our original commitments under the MFA or to obtain a waiver for any non-compliance in the future, we could be in material breach. Our breach of the MFA would give McDonald’s certain rights, including the ability to acquire all or portions of our business. See “—Material Breach.” Notwithstanding the foregoing, we do not expect any material adverse effect to our business, results of operations, financial condition or cash flows as a result of this situation. We continue to monitor our compliance with these quarterly ratios. On March 17, 2016 we amended the MFA to change certain definitions relevant to the calculation of the Fixed Charge Coverage Ratio and the Leverage Ratio. As of December 31, 2017, our Fixed Charge Coverage Ratio was 1.77 and our Leverage Ratio was 3.80.

Arcos Dorados Financial Ratios under the MFA

	Quarter ended
	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
Leverage Ratio	4.21	4.12	4.05	4.02	3.80
Fixed Charge Coverage Ratio	1.64	1.65	1.65	1.69	1.77

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

The BVI has signed two inter-governmental agreements to improve international tax compliance and the exchange of information—one with the United States and one with the United Kingdom (the “US IGA” and the “UK IGA”, respectively). The BVI has also signed, along with over 100 other countries, a multilateral competent authority agreement to implement the Organisation for Economic Co-Operation and Development (OECD) Standard for Automatic Exchange of Financial Account Information - Common Reporting Standard (the “CRS”).

Amendments made to the Mutual Legal Assistance (Tax Matters) Act, 2003 (the “2003 Act”) and orders have been made pursuant to the 2003 Act give effect to the terms of the US IGA, the UK IGA and the CRS (together “AEOI”) under BVI law (the “BVI Legislation”).

All BVI “Financial Institutions” are required to comply with the registration, due diligence and reporting requirements of the BVI Legislation which also implements the CRS, except to the extent that they can rely on an exemption that allows them to become a “Non-Reporting Financial Institution” (as defined in the relevant BVI Legislation).

We do not believe we are classified as a “Foreign Financial Institution” or “Financial Institution” within the meaning of AEOI and the BVI Legislation. However, if we were to determine that our classification has changed, we may request additional information from any shareholder and its beneficial owners to identify whether shares in the Company are held directly or indirectly by “Reportable Persons” (as defined by AEOI). Information in respect of Reportable Persons would be disclosed to the International Tax Authority (“ITA”) of the BVI. The ITA in turn is required under AEOI and BVI Legislation to disclose information in respect of Reportable Persons to the foreign fiscal authorities relevant to such Reportable Persons.

There is no income tax treaty currently in effect between the United States and the BVI.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of class A shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to own such securities. This summary applies only to U.S. Holders (as defined below) that own class A shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, (the “Code”) known as the Medicare contribution tax, and tax consequences applicable to certain U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding class A shares as part of a hedge, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the class A shares;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons that own or are deemed to own ten percent or more of our shares, by vote or by value;

•	persons who acquired our class A shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding class A shares in connection with a trade or business conducted outside the United States.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our 2017 taxable year. However, because the application of the Treasury Regulations is not entirely clear and because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

Foreign Currency Exchange Rate Risk

Foreign Currency Exchange Rate Risk in 2017

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

We are also exposed to foreign exchange risk related to U.S. dollar-denominated intercompany balances held by certain of our operating subsidiaries with our holding companies, and to foreign currency-denominated intercompany balances held by our holding companies with certain operating subsidiaries. Although these intercompany balances are eliminated through consolidation, an adverse change in exchange rates could have a significant impact on our results through the recognition of foreign currency exchange losses in our consolidated income statement. To help mitigate some of these foreign currency exchange rate risks, we have entered into certain derivative instruments. See Note 13 to our consolidated financial statements for more details.

A decrease of 10% in the value of the Brazilian real against the U.S. dollar would result in a net foreign exchange loss totaling $7.4 million over (i) the cross-currency interest rate swap used to partially hedge the intercompany loan receivable of Arcos Dorados B.V. denominated in Brazilian reais (R$852.5 million including accrued interest), (ii) the Brazilian reais-denominated intercompany net receivable held by our subsidiaries, Arcos Dorados B.V. and Latam LLC (R$1,099.6 million including accrued interest), and (iii) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $7.3 million as of December 31, 2017.

An increase of 10% in the value of the Mexican peso against the U.S. dollar would result in a foreign exchange loss of $0.9 million, mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Mexico of $8.3 million as of December 31, 2017.

An increase of 10% in the value of the Uruguayan peso against the U.S. dollar would result in a foreign exchange loss of $4.9 million over the outstanding U.S. dollar-denominated intercompany net receivable held by our subsidiaries in Uruguay of $43.8 million as of December 31, 2017.

An increase of 10% in the value of the Costa Rican Colones against the U.S. dollar would result in a foreign exchange loss of $3.3 million mainly related to the outstanding U.S. dollar-denominated intercompany net receivable held by our subsidiary in Costa Rica of $29.5 million as of December 31, 2017.

An increase of 10% in the value of the European euro against the U.S. dollar would result in a foreign exchange loss of $2.5 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Martinique of $22.5 million as of December 31, 2017.

An increase of 10% in the value of the Argentine peso against the U.S. dollar would result in a foreign exchange loss of $2.6 million over the outstanding U.S. dollar-denominated intercompany net receivable held by our subsidiary in Argentina of $23.6 million as of December 31, 2017.

Fluctuations in the value of the other local currencies against the U.S. dollar would not result in material foreign exchange gains or losses as of December 31, 2017 since there are no other significant intercompany balances exposed to foreign exchange risk.

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

Summary of Foreign Currency Exchange Rate Risk in 2016

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.       Material Modifications to Instruments

None.

B.       Material Modifications to Rights

None.

C.       Withdrawal or Substitution of Assets

None.

D.       Change in Trustees or Paying Agents

None.

E.       Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.        Disclosure Controls and Procedures

As of December 31, 2017, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2017 in ensuring that information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017, based on the guidelines set forth by the COSO.

Based on this assessment, management believes that, as of December 31, 2017, its internal control over financial reporting was effective based on those criteria.

Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, has audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2017.

C.        Attestation Report of the Registered Public Accounting Firm

Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, has audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2017, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ARCOS DORADOS HOLDINGS INC.:

Opinion on Internal Control over Financial Reporting

We have audited Arcos Dorados Holdings Inc.’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Arcos Dorados Holdings Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”) and our report dated March 21, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

Buenos Aires, Argentina

March 21, 2018

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the amounts billed to us by the principal accountant, for audit and other services performed in fiscal years 2017 and 2016.

	2017	2016
	(in thousands of U.S. dollars)
Audit fees	$2,770	$1,898
Audit-related fees	30	44
Tax fees	464	431
All other fees	142	92

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

Audit-Related Fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal years 2017 and 2016 and not reported under the previous category. These services would include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

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

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report. See page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association, incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
2.1	Indenture dated September 27, 2013 among Arcos Dorados Holdings Inc., as issuer, the Subsidiary Guarantors named therein, Citibank N.A., as trustee, registrar, paying agent and transfer agent, and Banque Internationale à Luxembourg Société Anonyme, as Luxembourg paying agent, incorporated herein by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the SEC on April 28, 2014.
2.2	Indenture dated April 4, 2017 among Arcos Dorados Holdings Inc., as issuer, the Subsidiary Guarantors named therein, and Citibank N.A., as trustee, registrar, paying agent and transfer agent, incorporated herein by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on April 27, 2017.
3.1	Los Laureles Voting Trust, incorporated herein by reference to Exhibit 9.1 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.1	Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in All of the Territories, except Brazil, incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.2	Amendment No. 1 to the Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in All of the Territories, except Brazil, incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.3	Second Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in Brazil, incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.4	Amendment No. 3 to the Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in all the Territories, except Brazil dated March 17, 2016 incorporated herein by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 29, 2016.
4.5	Letter of Agreement dated as of July 31, 2014 among McDonald’s Latin America and LatAm, LLC, incorporated herein by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 29, 2015.
4.6	Amended and Restated Escrow Agreement dated October 12, 2010 among McDonald’s Latin America, LLC, LatAm, LLC, each of the Escrowed MF Subsidiaries, Arcos Dorados Restaurantes de Chile Ltda., Arcos Dorados B.V., Deutsche Bank Trust Company Americas, as collateral agent, and Citibank, N.A., as escrow agent, incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.7	Letter of Credit Reimbursement Agreement dated August 3, 2007 between Arcos Dorados B.V. and Credit Suisse, acting through its Cayman Islands Branch, incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.8	Amendment to Letter of Credit Reimbursement Agreement dated November 3, 2008 between Arcos Dorados B.V. and Credit Suisse, acting through its Cayman Islands Branch, incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.

Exhibit No.	Description
4.9	Second Amendment to Letter of Credit Reimbursement Agreement dated December 10, 2008 between Arcos Dorados B.V. and Credit Suisse, acting through its Cayman Islands Branch, incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.10	Third Amendment to Letter of Credit Reimbursement Agreement dated July 8, 2009 between Arcos Dorados B.V. and Credit Suisse, acting through its Cayman Islands Branch, incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.11	Fourth Amendment to Letter of Credit Reimbursement Agreement dated April 23, 2010 between Arcos Dorados B.V. and Credit Suisse AG, Cayman Islands Branch, incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.12	ISDA Schedule to the 2002 Master Agreement dated as of December 14, 2009 between Morgan Stanley & Co. International plc and Arcos Dorados B.V., incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1(File No. 333-173063) filed with the SEC on March 25, 2011.
4.13	ISDA Schedule to the 2002 Master Agreement dated as of December 14, 2009 between JPMorgan Chase Bank, N.A. and Arcos Dorados B.V., incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.14	Credit Support Annex to the Schedule to the Master Agreement dated as of December 14, 2009 between JPMorgan Chase Bank, N.A. and Arcos Dorados B.V., incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.15	Equity Incentive Plan, incorporated herein by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.16	Amendment No. 2 to the Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in All of the Territories, except Brazil, incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1 (File No. 333-177210) filed with the SEC on October 7, 2011.
4.17	ISDA Master Agreement dated as of April 20, 2012 between Bank of America, N.A. and Arcos Dorados Holdings Inc., incorporated herein by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC on April 26, 2013.
4.18	ISDA Schedule to the 2012 Master Agreement dated as of April 20, 2012 between Bank of America, N.A. and Arcos Dorados Holdings Inc., incorporated herein by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC on April 26, 2013.
4.19	Guarantee dated as of April 20, 2012 of Arcos Dourados Comercio de Alimentos Ltda. in favor of Bank of America, N.A. in connection with the ISDA Master Agreement and Schedule thereto, each dated as of April 20, 2012, and any confirmations thereunder, incorporated herein by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC on April 26, 2013.
4.20	Confirmation dated June 8, 2012 between Arcos Dorados Holdings Inc. and Bank of America, N.A., incorporated herein by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC on April 26, 2013.
4.21	Credit Agreement dated as of August 3, 2011 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC on April 26, 2013.
4.22	First Amendment to Credit Agreement dated as of August 3, 2012 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC on April 26, 2013.

Exhibit No.	Description
4.23	Second Amendment to Credit Agreement dated as of August 2, 2013 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the SEC on April 28, 2014.
4.24	Third Amendment to Credit Agreement dated as of July 28, 2014 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 29, 2015.
4.25	Fourth Amendment to Credit Agreement dated as of July 30, 2015 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 29, 2016.
4.26	Waiver and Fifth Amendment to Credit Agreement dated as of March 16, 2016 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 29, 2016.
4.27	Sixth Amendment to Credit Agreement dated as of August 1, 2016 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on April 27, 2017.
4.28*	Seventh Amendment to Credit Agreement dated as of August 1, 2017 among Arcos Dorados B.V., as borrower, as guarantors, and Bank of America, N.A., as lender.
4.29

Credit Agreement dated as of November 10, 2016 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors and JPMorgan Chase Bank, N.A., as lender, incorporated herein by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on April 27, 2017.

4.30*	First Amendment to Credit Agreement dated as of November 1, 2017 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors and JPMorgan Chase Bank, N.A., as lender.
8.1*	List of subsidiaries.
12.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
13.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
15.1*	Consent of Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.

**	In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Arcos Dorados Holdings Inc.

By:	/s/ Mariano Tannenbaum
Name: Mariano Tannenbaum
Title: Chief Financial Officer

Date: April 27, 2018

Arcos Dorados Holdings Inc.

Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ARCOS DORADOS HOLDINGS INC.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Arcos Dorados Holdings Inc. (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2017 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 21, 2018, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Pistrelli, Henry Martin y Asociados S.R.L.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global

We have served as the Company’s auditor since 2007

Buenos Aires, Argentina

March 21, 2018

Arcos Dorados Holdings Inc.

Consolidated Statements of Income (Loss)

For the fiscal years ended December 31, 2017, 2016 and 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2017	2016	2015
Sales by Company-operated restaurants	$3,162,256	$2,803,334	$2,930,379
Revenues from franchised restaurants	157,269	125,296	122,361
Total revenues	3,319,525	2,928,630	3,052,740

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,110,240)	(1,012,976)	(1,037,487)
Payroll and employee benefits	(683,954)	(607,082)	(660,773)
Occupancy and other operating expenses	(842,519)	(752,428)	(793,622)
Royalty fees	(163,954)	(142,777)	(149,089)
Franchised restaurants – occupancy expenses	(69,836)	(55,098)	(54,242)
General and administrative expenses	(244,664)	(221,075)	(270,680)
Other operating income, net	68,577	41,386	6,560
Total operating costs and expenses	(3,046,590)	(2,750,050)	(2,959,333)
Operating income	272,935	178,580	93,407
Net interest expense	(68,357)	(66,880)	(64,407)
Loss from derivative instruments	(7,065)	(3,065)	(2,894)
Foreign currency exchange results	(14,265)	32,354	(54,032)
Other non-operating expenses, net	(435)	(2,360)	(627)
Income (loss) before income taxes	182,813	138,629	(28,553)
Income tax expense	(53,314)	(59,641)	(22,816)
Net income (loss)	129,499	78,988	(51,369)
Less: Net income attributable to non-controlling interests	(333)	(178)	(264)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$129,166	$78,810	$(51,633)

Earnings (loss) per share information:
Basic net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.61	$0.37	$(0.25)
Diluted net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	0.61	0.37	(0.25)

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Comprehensive Income (Loss)

For the fiscal years ended December 31, 2017, 2016 and 2015

Amounts in thousands of US dollars

	2017	2016	2015
Net income (loss)	$129,499	$78,988	$(51,369)

Other comprehensive income (loss), net of tax:

Foreign currency translation	4,783	(9,929)	(128,492)
Post-employment benefits:
Loss recognized in accumulated other comprehensive income (loss)	(938)	(310)	(213)
Reclassification of loss to consolidated statement of income (loss)	386	386	440
Post-employment (expenses) benefits (net of $272, $39 and $120 of deferred income taxes)	(552)	76	227
Cash flow hedges:
Net gains (loss) recognized in accumulated other comprehensive loss	6,462	(18,813)	20,487
Reclassification of net loss (gain) to consolidated statement of income (loss)	1,592	11,242	(14,209)
Cash flow hedges (net of $3,938, $nil and $nil of income taxes)	8,054	(7,571)	6,278
Total other comprehensive income (loss)	12,285	(17,424)	(121,987)
Comprehensive income (loss)	141,784	61,564	(173,356)
Less: Comprehensive income attributable to non-controlling interests	(316)	(140)	(73)
Comprehensive income (loss) attributable to Arcos Dorados Holdings Inc.	$141,468	$61,424	$(173,429)

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Balance Sheet

As of December 31, 2017 and 2016

Amounts in thousands of US dollars, except for share data and as otherwise indicated

ASSETS	2017	2016
Current assets
Cash and cash equivalents	$308,491	$194,803
Short-term investment	19,588	—
Accounts and notes receivable, net	111,302	83,239
Other receivables	36,310	28,841
Inventories	82,735	48,915
Prepaid expenses and other current assets	94,204	87,643
McDonald’s Corporation’s indemnification for contingencies	407	1,749
Total current assets	653,037	445,190
Non-current assets
Miscellaneous	98,291	89,661
Collateral deposits	2,500	5,325
Property and equipment, net	890,736	847,966
Net intangible assets and goodwill	47,729	43,044
Deferred income taxes	74,299	70,446
Derivative instruments	35,069	—
McDonald’s Corporation’s indemnification for contingencies	2,082	3,421
Total non-current assets	1,150,706	1,059,863
Total assets	$1,803,743	$1,505,053
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$303,452	$217,914
Royalties payable to McDonald’s Corporation	13,729	17,585
Income taxes payable	54,592	38,912
Other taxes payable	82,326	73,681
Accrued payroll and other liabilities	119,088	144,442
Provision for contingencies	2,529	764
Interest payable	9,986	7,035
Current portion of long-term debt	4,359	28,099
Derivative instruments	15,522	19,876
Total current liabilities	605,583	548,308
Non-current liabilities
Accrued payroll and other liabilities	29,366	23,760
Provision for contingencies	25,427	17,348
Long-term debt, excluding current portion	629,142	551,580
Derivative instruments	7,506	10,615
Deferred income taxes	10,577	1,866
Total non-current liabilities	702,018	605,169
Total liabilities	$1,307,601	$1,153,477
Equity
Class A shares - no par value common stock; 420,000,000 shares authorized; 131,072,508 shares issued and outstanding at December 31, 2017; 130,711,224 shares issued and outstanding at December 31, 2016	376,732	373,969
Class B shares - no par value common stock; 80,000,000 shares authorized, issued and outstanding at December 31, 2017 and 2016	132,915	132,915
Additional paid-in capital	14,216	13,788
Retained earnings	401,134	271,968
Accumulated other comprehensive losses	(429,347)	(441,649)
Total Arcos Dorados Holdings Inc. shareholders’ equity	495,650	350,991
Non-controlling interests in subsidiaries	492	585
Total equity	496,142	351,576
Total liabilities and equity	$1,803,743	$1,505,053

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Cash Flows

For the fiscal years ended December 31, 2017, 2016 and 2015

Amounts in thousands of US dollars

	2017	2016	2015
Operating activities
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$129,166	$78,810	$(51,633)
Adjustments to reconcile net income (loss) attributable to Arcos Dorados Holdings Inc. to cash provided by operations:
Non-cash charges and credits:
Depreciation and amortization	99,382	92,969	110,715
Loss from derivative instruments	7,065	3,065	2,894
Amortization and accrual of letter of credit fees and deferred financing costs	3,433	3,974	3,982
Gain of property and equipment sales	(93,122)	(55,163)	(10,942)
Deferred income taxes	1,731	5,499	(9,057)
Foreign currency exchange results	20,366	(33,348)	23,239
Accrued net share-based compensation expense	4,216	3,558	4,082
Impairment of long-lived assets and goodwill	17,764	12,742	13,022
Write-offs and related contingencies of property and equipment	8,528	5,776	6,038
Gain on Sales of restaurants businesses	(14,742)	(16,549)	(3,390)
Others, net	6,305	6,637	7,156
Changes in assets and liabilities:
Accounts payable	102,660	35,815	25,020
Accounts and notes receivable and other receivables	(50,211)	(32,604)	2,369
Inventories, prepaid and other assets	(53,466)	26,763	(45,900)
Income taxes payable	18,946	9,480	15,786
Other taxes payable	12.672	8,180	(2,568)
Interest payable	2,942	(9,533)	(3,746)
Accrued payroll and other liabilities and provision for contingencies	35,075	15,412	24,195
Others	(3,540)	2,706	1,427
Net cash provided by operating activities	255,170	164,189	112,689
Investing activities
Property and equipment expenditures	(174,766)	(92,282)	(90,964)
Purchases of restaurant businesses paid at acquisition date	(870)	—	(1,091)
Proceeds from sale of property and equipment and related advances	61,983	88,380	19,738
Proceeds from sales of restaurant businesses and related advances	10,407	25,090	3,861
Acquisitions of short-term investments	(19,588)	—	—
Loans collected from related parties	—	1,800	9,702
Other investing activity	(1,646)	30	(1,361)
Net cash (used in) provided by investing activities	(124,480)	23,018	(60,115)
Financing activities
Issuance of 2027 Notes	265,000	—	—
(Repayment of) / proceeds from secured loan agreement	(169,511)	167,262	—
Purchase of 2023 Notes	(48,885)	(80,800)	—
Net (payment) collection of derivative instruments	(40,822)	(6,268)	19,817
Dividend payments to Arcos Dorados Holdings Inc.’ shareholders	—	—	(12,509)
Purchase and repayment of 2016 Notes	—	(181,156)	(11,710)
Net short-term borrowings	—	(2,488)	(29,043)
Other financing activities	(9,135)	(9,545)	(8,818)
Net cash used in financing activities	(3,353)	(112,995)	(42,263)
Effect of exchange rate changes on cash and cash equivalents	(13,649)	8,072	(36,822)
Increase (decrease) in cash and cash equivalents	113,688	82,284	(26,511)
Cash and cash equivalents at the beginning of the year	194,803	112,519	139,030
Cash and cash equivalents at the end of the year	$308,491	$194,803	$112,519
Supplemental cash flow information:
Cash paid during the year for:
Interest	$53,206	$76,605	$64,229
Income tax	24,112	39,135	11,191
Non-cash investing and financing activities:
Seller financing pending of payment and settlement of franchise receivables related to purchases of restaurant businesses	36	—	2,113
Exchange of assets	6,721	2,150	—

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Changes in Equity

For the fiscal years ended December 31, 2017, 2016 and 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total	Non-controlling interests	Total
	Number	Amount	Number	Amount
Balances at December 31, 2014	130,216,043	365,701	80,000,000	132,915	15,974	244,791	(302,467)	456,914	673	457,587
Net income for the year	—	—	—	—	—	(51,633)	—	(51,633)	264	(51,369)
Other comprehensive loss	—	—	—	—	—	—	(121,796)	(121,796)	(191)	(121,987)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	—	—	—	—	—	—	—	—	—	—
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	322,853	6,156	—	—	(6,156)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	2,788	—	—	2,788	—	2,788
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(129)	(129)
Balances at December 31, 2015	130,538,896	371,857	80,000,000	132,915	12,606	193,158	(424,263)	286,273	617	286,890
Net loss for the year	—	—	—	—	—	78,810	—	78,810	178	78,988
Other comprehensive loss	—	—	—	—	—	—	(17,386)	(17,386)	(38)	(17,424)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	172,328	2,112	—	—	(2,112)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	3,294	—	—	3,294	—	3,294
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(172)	(172)
Balances at December 31, 2016	130,711,224	373,969	80,000,000	132,915	13,788	271,968	(441,649)	350,991	585	351,576
Net income for the year	—	—	—	—	—	129,166	—	129,166	333	129,499
Other comprehensive income	—	—	—	—	—	—	12,302	12,302	(17)	12,285
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	361,284	2,763	—	—	(2,763)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	3,191	—	—	3,191	—	3,191
Portion of non-controlling interests related to business sold	—	—	—	—	—	—	—	—	(108)	(108)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(301)	(301)
Balances at December 31, 2017	131,072,508	376,732	80,000,000	132,915	14,216	401,134	(429,347)	495,650	492	496,142

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.	Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a limited liability company organized and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has through its wholly-owned Company Arcos Dorados Group B.V., a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

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

Reclassifications

Certain reclassifications have been made from "Occupancy and other operating expenses" to "Payroll and employee benefits" in the Company's consolidated statements of income (loss), totaling $44,415, to the prior year information to conform to the current year presentation, for the fiscal year ended December, 31, 2015.

3.	Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

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

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheet date exchange rates, and revenues, expenses and cash flow are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive losses” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its income (loss) statement.

Since January 1, 2010, Venezuela has considered to be highly inflationary, and as such, the financial statements of the Company’s Venezuelan subsidiaries are remeasured as its functional currency was the reporting currency (US dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive losses” within shareholders’ equity.

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

Revenue recognition

The Company’s revenues consist of sales by Company-operated restaurants and revenues from restaurants operated by franchisees. Sales by Company-operated restaurants are recognized at the point of sale. The Company presents sales net of sales tax and other sales-related taxes. Revenues from restaurants operated by franchisees include rental income, initial franchise fees and royalty income. Rental income is measured on a monthly basis based on the greater of a fixed rent, computed on a straight-line basis, or a certain percentage of gross sales reported by franchisees. Initial franchise fees represent the difference between the amount the Company collects from the franchisee and the amount the Company pays to McDonald’s Corporation upon the opening of a new restaurant. Royalty income represents the difference, if any, between the amount the Company collects from the franchisee and the amount the Company is required to pay to McDonald’s Corporation. Royalty income is recognized in the period earned.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

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

Other receivables

Other receivables primarily consist of value-added tax and other tax receivables (amounting to $16,215 and $15,089 as of December 31, 2017 and 2016, respectively). Other receivables are reported at the amount expected to be collected.

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

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Intangible assets, net (continued)

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

During March 2015, the Company performed an impairment testing of its long-lived assets in Venezuela considering the operating losses incurred in this market as a consequence of the Company’s currency exchange rate changes (indicator of potential impairment), as mentioned in Note 22. As a result of this analysis, the Company recorded impairment charges of $7,804 during the fiscal year 2015, primarily associated to an advanced payment for a real estate given during the fourth quarter of 2013, using a fair market value approach. The impairment charges also included certain restaurants with undiscounted future cash flows insufficient to recover their carrying value. In the fourth quarter of 2017, 2016 and 2015, the Company assessed all markets for impairment indicators.

As a result of these assessments, the Company concluded the second step was required to be performed as a component of the impairment testing of its long-lived assets in the following markets on a per store basis:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Impairment and disposal of long-lived assets (continued)

	2017	2016	2015
Puerto Rico	Yes	Yes	Yes
Mexico	Yes	Yes	Yes
Peru	Yes	Yes	Yes
Aruba	Yes	Yes	Yes
Curacao	No	No	Yes
USVI	Yes	Yes	Yes
Venezuela	Yes	Yes	Yes
Colombia	Yes	Yes	Yes
Ecuador	Yes	Yes	Yes
Trinidad and Tobago	Yes	Yes	No

As a result of the impairment testing the Company recorded the following impairment charges, for the markets indicated below, within Other operating income, net on the Statements of Income (loss):

Fiscal year	Markets	Total
2017	Mexico, Puerto Rico, USVI, Peru, Ecuador, Colombia, Venezuela and Trinidad and Tobago	$17,564
2016	Mexico, Puerto Rico, USVI, Peru, Ecuador, Venezuela and Trinidad and Tobago	7,697
2015	Mexico, Peru, Colombia and Venezuela	12,343

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

As a result of the analyses performed the Company recorded the following impairment charges, related to goodwill generated in the acquisition of franchised restaurants, for the markets indicated below within Other operating income, net on the statements of income (loss):

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Goodwill (continued)

Fiscal year	Markets	Total
2017	Mexico	$200
2016	Mexico	5,045
2015	Argentina	679

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $130,277, $117,250 and $122,920 in 2017, 2016 and 2015, respectively. Advertising expenses related to franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to franchised operations were $46,536, $36,374 and $35,131 in 2017, 2016 and 2015, respectively.

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

Accounts payable outsourcing

The Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. This service allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. Independent of the Company, the financial institutions also allow suppliers to sell their receivables to the financial institutions in an arrangement separately negotiated by the supplier and the financial institution. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. All of the Company’s obligations, including amounts due, remain to the Company’s suppliers as stated in the supplier agreements. As of December 31, 2017 and 2016, $2,117 and $2,241, respectively, of the Company’s total accounts payable are available for this purpose and have been sold by suppliers to participating financial institutions.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

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

Sales of property and equipment and restaurant businesses

The Company recognizes the sale of property and equipment when: (a) the profit is determinable, that is, the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (b) the earnings process is virtually complete, that is, the Company is not obliged to perform significant activities after the sale to earn the profit. The sale of restaurant businesses is recognized when the Company transfers substantially all of the risks and rewards of ownership.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Sales of property and equipment and restaurant businesses (continued)

In order to determine the gain or loss on the disposal, the goodwill associated with the sold of property and equipment and restaurant business, if any, is considered within the carrying value. The amount of goodwill to be included in that carrying amount is based on the relative fair value of the item to be disposed and the portion of the reporting unit that will be retained.

During fiscal years 2017, 2016 and 2015, the Company recorded results from sales of property and equipment and restaurant businesses, amounting to $107,867, $71,712 and $14,332, respectively, included within “Other operating income (expenses), net”. The sales performed during fiscal years 2017 and 2016, were primarily related to the redevelopment of certain real estate assets and restaurant businesses, related to the refranchising of a number of company-operated restaurants.

In addition, as of December 31, 2016, the Company received advances related to the redevelopment of certain real estate assets and restaurant businesses plan for which the sales had not met the aforementioned conditions, amounting to $34,341, recorded within the current portion of “Accrued payroll and other Liabilities”.

Recent accounting pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASC 606), “Revenue Recognition - Revenue from Contracts with Customers,” which amends the guidance in former ASC 605, “Revenue Recognition,” and becomes effective beginning January 1, 2017. In August 12, 2015, the FASB deferred the effective date to annual reporting periods beginning after December 15, 2017. The standard’s core principle is that a Company must recognize revenue when it transfers promised goods or services to customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. After evaluating the effect of adopting the new standard, the Company concluded that the sole source of revenue affected would be the initial franchise fee. The Company's current accounting policy is to recognize it when a new restaurant opens or at the start of a new franchise term, however, in accordance with the new guidance, the initial franchise services are not distinct from the continuing rights or services offered during the term of the franchise agreement, and will therefore be treated as a single performance obligation. As such, initial franchise fees received will be deferred over the term of the franchise agreement. The Company will adopt the modified retrospective method as of the date the new guidance become effective. Consequently, a deferred income of $5 million will be recognized from date of the adoption (January 2018).

In addition, in February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which modifies lease accounting for lessees to increase transparency and comparability by recording a right-of-use asset and lease liability on their balance sheet for operating leases. Entities will need to disclose qualitative and quantitative information about their leases, including characteristics and amounts recognized in the financial statements. This standard is effective for annual periods beginning after December 15, 2018, including interim periods. The Company will adopt ASU 2016-02 in its first quarter of 2019 utilizing the modified retrospective transition method and expects to apply the transition practical expedients allowed by the standard. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements.

No other new accounting pronouncement issued or effective during the periods had or is expected to have a material impact on the Company’s consolidated financial statements.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

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

Other acquisitions

During fiscal years 2017 and 2015, the Company acquired certain franchised restaurants in certain territories. No acquisitions of franchised restaurant were made during fiscal year 2016. Presented below is supplemental information about these acquisitions:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.	Acquisition of businesses (continued)

Other acquisitions (continued)

Purchases of restaurant businesses:	2017	2016	2015
Property and equipment	$429	$—	$936
Identifiable intangible assets	5,346	—	853
Goodwill	200	—	1,621
Assumed debt	—	—	(206)
Gain on purchase of franchised restaurants	(4,808)	—	—
Purchase price	1,167	—	3,204
Restaurants sold in exchange	(261)	—	—
Settlement of franchise receivables	(36)	—	(2,113)
Net cash paid at acquisition date	$870	$—	$1,091

5.	Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year end:

	2017	2016
Receivables from franchisees	$67,115	$45,700
Debit and credit card receivables	48,610	40,652
Meal voucher receivables	11,683	11,024
Notes receivable	3,685	2,230
Allowance for doubtful accounts	(19,791)	(16,367)
	$111,302	$83,239

6.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year end:

	2017	2016
Prepaid taxes	$48,076	$52,407
Prepaid expenses	27,478	18,753
Promotion items and prepayments	17,683	12,853
Other	967	3,630
	$94,204	$87,643

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Miscellaneous

Miscellaneous consist of the following at year end:

	2017	2016
Judicial deposits	$44,854	$35,652
Tax credits	22,402	21,060
Prepaid property and equipment	10,317	13,279
Notes receivable	4,406	4,509
Rent deposits	3,273	4,471
Other	13,039	10,690
	98,291	89,661

8.	Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2017	2016
Land	$158,634	$145,417
Buildings and leasehold improvements	633,747	605,156
Equipment	642,449	563,973
Total cost	1,434,830	1,314,546
Total accumulated depreciation	(544,094)	(466,580)
	$890,736	$847,966

 Total depreciation expense for fiscal years 2017, 2016 and 2015 amounted to $89,085, $83,993 and $96,383, respectively.

9.	Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

	2017	2016
Net intangible assets (i)
Computer software cost	$72,717	$66,969
Initial franchise fees	15,572	15,039
Reacquired franchised rights	13,667	8,219
Letter of credit fees	940	940
Others	1,000	1,000
Total cost	103,896	92,167
Total accumulated amortization	(63,245)	(56,242)
Subtotal	40,651	35,925

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Net intangible assets and goodwill (continued)

Goodwill (ii)	2017	2016
Brazil	5,013	5,100
Chile	1,209	1,110
Argentina	350	411
Ecuador	273	273
Peru	174	167
Colombia	59	58
Subtotal	7,078	7,119
	$47,729	$43,044

(i)	Total amortization expense for fiscal years 2017, 2016 and 2015 amounted to $10,297, $8,976 and $14,332, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows: $16,162 for 2018, $11,402 for 2019; $4,737 for 2020; $1,635 for 2021; $1,239 for 2022; and thereafter $5,476.

(ii)	Related to the acquisition of franchised restaurants (Brazil, Peru, Chile, Argentina and Colombia) and non-controlling interests in subsidiaries (Ecuador and Chile).

10.	Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following at year end:

	2017	2016
Current:
Accrued payroll	$97,995	$95,754
Advances related to pending sales of property and equipment and restaurant businesses	—	34,341
Accrued expenses	13,574	9,492
Other liabilities	7,519	4,855
	$119,088	$144,442
Non-current:
Deferred rent	15,198	13,782
Other liabilities	14,168	9,978
	$29,366	$23,760

11.	Short-term debt

Revolving Credit Facilities

The Company entered into revolving credit facilities in order to borrow money from time to time to cover its working capital needs and for other general corporate purposes.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Short-term debt (continued)

Revolving Credit Facilities (continued)

On August 1, 2017, ADBV renewed its committed revolving credit facility with Bank of America, N.A. (BOFA), as lender, for up to $25 million maturing on August 3, 2018. Each loan made to ADBV under this agreement will bear interest at an annual rate equal to LIBOR plus 2.50%. In addition, on November 1, 2017, ADBV renewed its revolving credit facility with JPMorgan Chase Bank, N.A, for up to $25 million maturing on November 10, 2018, with an annual interest rate equal to LIBOR plus 2.25%. Interest on each loan will be payable at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made. Principal is due upon maturity.

The obligations of ADBV under the revolving credit facilities are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. Furthermore, the agreements include customary covenants including, among others, restrictions on the ability of ADBV, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws; and (vii) is required to comply with a consolidated net indebtedness to EBITDA ratio lower than 3.0 to 1 as of any last day of the fiscal quarter of the borrower. The revolving credit facilities provide for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facilities and/or to declare all sums outstanding under the loan documents immediately due and payable.

As of December 31, 2017, the mentioned ratio was 0.75 and thus the Company is currently in compliance with the ratio requirement under both revolving credit facilities.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Long-term debt

Long-term debt consists of the following at year-end:

	2017	2016
2027 Notes	$265,000	$—
2023 Notes	348,069	393,767
Secured Loan Agreement	—	167,262
Capital lease obligations	4,539	4,704
Other long-term borrowings	22,900	25,553
Subtotal	640,508	591,286
Discount on 2023 Notes	(3,804)	(5,029)
Premium on 2023 Notes	1,438	1,910
Fair value adjustment related to Secured Loan Agreement (i)	—	(2,877)
Deferred financing costs	(4,641)	(5,611)
Total	633,501	579,679
Current portion of long-term debt	4,359	28,099
Long-term debt, excluding current portion	$629,142	$551,580

(i)	The carrying value of hedged items in fair value hedges, are adjusted for fair value changes to the extent they are attributable to the risks designated as being hedged. The related hedging instrument was also recorded at fair value included within "Derivative instruments" in current and non-current liabilities as of December 31, 2016.

2027, 2023 and 2016 Notes:

The following table presents additional information related to the 2027, 2023 and 2016 Notes (the "Notes"):

			Principal as of December 31,
	Annual interest rate	Currency	2017	2016	Maturity
2027 Notes	5.875%	USD	265,000	—	April 4, 2027
2023 Notes	6.625%	USD	348,069	393,767	September 27, 2023

	Interest Expense (i)			DFC Amortization (i)			Accretion of Premium and Amortization of Discount (i)
	2017	2016	2015	2017	2016	2015	2017	2016	2015
2027 Notes	11,547	—	—	224	—	—	—	—	—
2023 Notes	23,885	28,516	31,387	610	943	439	752	1,157	515
2016 Notes	—	6,668	20,991	—	391	805	—	(266)	(496)

(i)	These charges are included within "Net interest expense" in the consolidated statements of income.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Long-term debt (continued)

2027, 2023 and 2016 Notes (continued):

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

On September 27, 2013, the Company issued senior notes for an aggregate principal amount of $473.8 million, which are due in 2023 (the "2023 Notes"). Periodic payments of principal are not required and interest is paid semi-annually commencing on March 27, 2014.

The Company incurred $3,313 of financing costs related to the cash issuance of 2023 Notes, which were capitalized as deferred DFC and are being amortized over the life of the notes.

On June 1, 2016, the Company launched a cash tender offer to purchase $80,000 of its outstanding 2023 Notes, at a redemption price equal to 98%, which expired on June 28, 2016. The holders who tendered their 2023 Notes prior to June 14, received a redemption price equal to 101%. As a consequence of this transaction, the Company redeemed 16.90% of the outstanding principal. The total payment was $80,800 (including $800 of early tender payment) plus accrued and unpaid interest.

The results related to the cash tender offer and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of income.

Furthermore, on March 16, 2017, the Company launched another cash tender offer to purchase $80,000 of its outstanding 2023 Notes, at a redemption price equal to 104%, which expired on April 12, 2017. The holders who tendered their 2023 Notes prior to March 29, 2017, received a redemption price equal to 107%. As a consequence of this transaction, the Company redeemed 11.6% of the outstanding principal. The total payment was $48,885 (including $3,187 of early tender payment) plus accrued and unpaid interest. The results related to the cash tender offer and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of income.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Long-term debt (continued)

2027, 2023 and 2016 Notes (continued):

In April 2017, the Company issued senior notes for an aggregate principal amount of $265 million, which are due in 2027 (the “2027 Notes”). Periodic payments of principal are not required and interest is paid semi-annually commencing on October 4, 2017. The proceeds from the issuance of the 2027 Notes were used to repay the Secured Loan Agreement, unwind the related derivative instruments (described in Note 13), pay the principal and premium on the 2023 Notes (in connection with aforementioned tender offer) and for general purposes. The Company incurred $3,001 of financing costs related to the issuance of 2027 Notes, which were capitalized as DFC and are being amortized over the life of the notes.

The Notes, are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of the Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. In addition, the indenture governing the 2027 Notes, limits the Company’s and its subsidiaries’ ability to: incur in additional indebtedness and make certain restricted payments, including dividends. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding Notes to be due and payable immediately.

The 2023 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Secured Loan Agreement

On March 29, 2016, the Company’s Brazilian subsidiary signed a $167,262 Secured Loan Agreement (the "Loan") with five off-shore lenders namely: Citibank N.A., Itaú BBA International plc, Santander (Brasil) S.A., Cayman Islands Branch, Bank of America N.A. and JP Morgan Chase Bank, N.A. Each loan under the agreement bore interest at the following annual interest rates:

Lender	Annual Interest Rate
Citibank N.A.	3M LIBOR + 2.439%
Itaú BBA International plc	5.26%
Banco Santander (Brasil) S.A., Cayman Islands Branch	4.7863%
Bank of America N.A.	3M LIBOR + 4.00%
JP Morgan Chase Bank, N.A.	3M LIBOR + 3.92%

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Long-term debt (continued)

Secured Loan Agreement (continued)

In order to fully convert each loan of the agreement into BRL, the Brazilian subsidiary entered into five cross-currency interest rate swap agreements with the local subsidiaries of the same lenders. Consequently, the loans were fully converted into BRL amounting to BRL 613,850. Refer to Note 13 for more details.

Considering the cross currency interest rate swap agreements, the final interest rate of the Loan was the Interbank Market reference interest rate (known in Brazil as “CDI”) plus 4.50% per year. Interest payments were made quarterly, beginning June 2016 and principal payments were made semi-annually, beginning September 2017.

The Loan proceeds were used primarily to repay the 2016 Notes mentioned above.

The Loan would have matured on March 30, 2020 and periodic payments of principal were required. Prepayments were allowed without penalty. On April 11, 2017, the Company repaid the Loan with a total payment of $169.7 million including the outstanding principal, plus accrued and unpaid interest and certain transaction costs.

The Company incurred $3,243 of financing costs related to the issuance of the Loan, which were capitalized as DFC and were amortized over the life of the Loan. As a consequence of the repayment, the remaining DFC were recognized as interest expense in the consolidated statement of income.

The following table presents information related to the Secured Loan Agreement:

Interest Expense (i) (ii)			DFC Amortization (ii)			Other Costs (ii) (iii)
2017	2016	2015	2017	2016	2015	2017	2016	2015
$2,570	$6,519	$—	$3,251	$814	$—	$2,249	$—	$—

(i)	These charges do not include the effect of the cross-currency interest rate swap agreements mentioned in Note 13, amounting to a loss of $6,921 and $18,177, during fiscal years 2017 and 2016, respectively. Including these effects the total interest cost amounts to $9,491 and $24,696, respectively.

(ii)	These charges are included within "Net interest expense" in the consolidated statement of income.

(iii)	Transaction costs related to the repayment of the Loan.

Other required disclosure

At December 31, 2017, future payments related to the Company’s long-term debt are as follows:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Long-term debt (continued)

Other required disclosure (continued)

	Principal	Interest	Total
2018	4,359	40,920	45,279
2019	4,404	40,557	44,961
2020	3,895	40,217	44,112
2021	3,831	39,862	43,693
2022	4,040	39,468	43,508
Thereafter	619,979	94,148	714,127
Total payments	640,508	295,172	935,680
Interest	—	(295,172)	(295,172)
Discount on 2023 Notes	(3,804)	—	(3,804)
Premium on 2023 Notes	1,438	—	1,438
Deferred financing cost	(4,641)	—	(4,641)
Long-term debt	$633,501	$—	$633,501

13.	Derivative instruments

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2017 and 2016:

	Derivatives
		Fair Value
Type of Derivative	Balance Sheets Location	2017	2016
Derivatives designated as hedging instruments
Cash flow hedge
Forward contracts	Other receivables	$309	$—
Forward contracts	Accrued payroll and other liabilities	$(517)	$(100)
Cross-currency interest rate swap (i)	Derivative instruments	7,835	(3,274)
Call spread (i)	Derivative instruments	(10,908)	—
Coupon-only swap (i)	Derivative instruments	15,114	—
Fair value hedge
Cross-currency interest rate swap (i)	Derivative instruments	—	(27,217)
Total derivative instruments		$11,833	$(30,591)

(i)	At December 31, 2017, presented in the consolidated balance sheet as follows: $35,069 as non-current asset, $15,522 as a current liability and $7,506 as non-current liability. At December 31, 2016, presented in the consolidated balance sheet as follows: $19,876 as a current liability and $10,615 as a non-current liability.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Derivative instruments (continued)

Derivatives designated as hedging instruments

Cash flow hedge

Forward contracts

The Company has entered into various forward contracts in a few territories in order to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges result in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of December 31, 2017, the Company has forward contracts outstanding with a notional amount of $24,397 that mature during 2018.

The Company made net (payments) collections totaling $(1,236), $(1,307) and $2,306 during fiscal years 2017, 2016 and 2015, respectively, as a result of the net settlements of these derivatives.

Cross-currency interest rate swap

The Company entered into three cross-currency interest rate swap agreements to hedge all the variability in a portion (73.00%) of the principal and interest collections of its BRL intercompany loan receivables with ADBV. The agreements were signed during November 2013 (amended in February 2017), June and July 2017. The following table presents information related to the terms of the agreements:

	Payable			Receivable
Bank	Currency	Amount	Interest rate	Currency	Amount	Interest rate	Interest payment dates	Maturity
JP Morgan Chase Bank, N.A. (i)	BRL	108,000	13%	$	35,400	4.38%	March 31/ September 30	September 2023
JP Morgan Chase Bank, N.A.	BRL	98,670	13%	$	30,000	6.02%	March 31/ September 30	September 2023
Citibank N.A.	BRL	94,200	13%	$	30,000	6.29%	March 31/ September 30	September 2023

(i)	During the fiscal year ended December 31, 2017, the agreement was amended twice: on February 9, 2017 and February 22, 2017. All the terms of the swap agreement match the terms of the BRL intercompany loan receivable. As a result of the amendments the Company paid $2,689. According to ASC 815-30-40, the amount deferred in accumulated other comprehensive income until the date of the last amendment, amounting to $677 as of December 31, 2017, will be amortized to earnings as the originally hedged cash flows affects the statement of income.

During April 2017, the Company’s Brazilian subsidiary entered into similar agreements in order to hedge all the variability in a portion (50%) of the principal and interest payable of intercompany loan payables nominated in US dollar.

The following table presents information related to the terms of the agreements:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Cross-currency interest rate swap (continued)

	Payable			Receivable
Bank	Currency	Amount	Interest rate	Currency	Amount	Interest rate	Interest payment dates	Maturity
BAML (i)	BRL	156,250	13.64%	$	50,000	6.91%	March 31/ September 30	April 2027
Banco Santander S.A.	BRL	155,500	13.77%	$	50,000	6.91%	June 30/ December	September 2023

(i)	Bank of America Merrill Lynch Banco Múltiplo S.A.

The Company paid $6,163 and $2,795 of net interest during the fiscal years December 31, 2017 and 2016, respectively.

Call spread

During April 2017, the Company’s Brazilian subsidiary entered into two call spread agreements in order to hedge the variability in a portion (50%) of the principal of intercompany loan payables nominated in US dollar. Call spread agreements consist of a combination of two call options: the Company bought an option to buy US dollar at a strike price equal to the BRL exchange rate at the date of the agreements, and wrote an option to buy US dollar at a higher strike price than the previous one. Both pair of options have the same notional amount and are based on the same underlying with the same maturity date.

The following table presents information related to the terms of the agreements:

Bank	Nominal Amount		Strike price		Maturity
	Currency	Amount	Call option written	Call option bought
Citibank S.A.		$50,000	4.49	3.11	September 2023
JP Morgan S.A.		$50,000	5.20	3.13	April 2027

Coupon-only swap

During April 2017, the Company’s Brazilian subsidiary entered into two coupon-only swap agreements in order to hedge the variability (50%) in the interest payable related to the intercompany loan aforementioned.

The following table presents information related to the terms of the agreements:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Coupon-only swap (continued)

	Payable			Receivable
Bank	Currency	Amount	Interest rate	Currency	Amount	Interest rate	Interest payment dates	Maturity
Citibank S.A.	BRL	155,500	11.08%	$	50,000	6.91%	June 30/ December 31	September 2023
JP Morgan S.A.	BRL	156,250	11.18%	$	50,000	6.91%	March 31/ September 30	April 2027

The Company paid $1,390 of net interest during the twelve months ended December 31, 2017, related to these agreements.

Additional disclosures

The following table present the pretax amounts affecting income and other comprehensive income for the twelve months ended December 31, 2017 and 2016 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	(Loss) Gain Recognized in Accumulated OCI on Derivative (Effective Portion)			Loss (Gain) Reclassified from Accumulated OCI into Income (Effective Portion) (i)			Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion) (ii)
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Forward contracts	$(1,344)	$(1,861)	$1,903	$1,236	$1,307	$(2,306)	$—	$—	$—
Cross-currency interest rate swaps	5,828	(16,952)	18,584	1,965	9,935	(11,903)	—	—	(2,650)
Call Spread	21,047	—	—	2,791	—	—	—	—	—
Coupon-only swap	(13,598)	—	—	(5,933)	—	—	(101)	—	—
Total	11,933	(18,813)	20,487	59	11,242	(14,209)	(101)	—	(2,650)

(i)	The (loss) gain recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net (loss) gain recognized in income, related to Cross-currency interest rate swaps is presented in the consolidated statement of income as follows: a gain (loss) of $7,532 and $(6,997) and $13,595, for the fiscal years 2017, 2016 and 2015, respectively, as an adjustment to foreign currency exchange results and a loss of $9,497 and $2,938 and $1,692, for the fiscal years 2017, 2016 and 2015, respectively as an adjustment to net interest expense. The gain (loss) recognized in income related to call spread agreements and coupon-only swap agreements were recorded as an adjustment to foreign currency exchange and interest expense, respectively.

(ii)	The gain recognized in income is presented within "Loss from derivative instruments".

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Fair value hedge

Cross-currency interest rate swap

On March 29, 2016, the Company entered into five cross-currency interest rate swap agreements (the "2016 cross-currency interest rate swap") in order to fully hedge the principal and interest cash flows of the Secured Loan Agreement described in Note 12, into BRL. The agreements were signed with the Brazilian subsidiaries of the banks participating in the secured loan. All the terms of the 2016 cross-currency interest rate swap agreements matched the terms of the Secured Loan Agreement. Pursuant to these agreements, the Company received interest in US dollar at an interest rate equal to the one it had to pay to the off-shore lenders over a notional amount of $167.3 million and paid interest in BRL at CDI plus 4.50% per year, over a notional amount of BRL 613,9 million quarterly, beginning June 2016.

During April 2017, the Company unwound these agreements as a consequence of the repayment of the Secured Loan Agreement mentioned in Note 12. The total payment amounted to $39.1 million (BRL122.7 million), including $0.9 million of accrued and unpaid interest.

During fiscal years 2017 and 2016, the accrued interest amounted to $6,921 and $18,177, respectively. These charges do not include the effect of the Secured Loan Agreement mentioned in Note 12, amounting to a loss of $2,570 and $6,519, respectively. Including these effects the total interest cost amounts to $9,491 and $24,696, respectively.

These amounts were recorded within “Net interest expense” in the Company’s consolidated statement of income.

According to ASC 815-25-35, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item shall be recognized in earnings. If those results are not perfectly offset, the difference shall be considered as hedge ineffectiveness.

The following table presents the pretax amounts affecting income for the fiscal years ended December 31, 2017 and 2016, respectively:

	Cross-currency swaps (i)
Derivatives in Fair Value Hedging Relationships	2017	2016

Loss recognized in Income on hedging derivatives	(9,599)	(5,814)
Gain recognized in Income on hedging items	4,118	2,877

(i)	The loss of $5,481 and $2,937, in 2017 and 2016, respectively, related to the ineffective portion of derivatives, was recorded within “Loss from derivative instruments” in the Company’s consolidated statements of income (loss).

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Derivative instruments (continued)

Derivatives not designated as hedging instruments

During fiscal year 2017, the Company enters into certain derivatives that are not designated for hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately in earnings, within "Loss from derivatives instruments" in the Company´s consolidated statement of income.

The Company paid $1,156 during the twelve months ended December 31, 2017 related to those forward contracts.

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

The following table presents amounts affecting income related to derivatives not designated as hedging instruments:

		Loss Recognized in Income on Derivative instruments
Derivatives Not Designated as Hedging Instruments	Location of Loss Recognized in Income	2017	2016	2015
Total equity return swap	General and administrative expenses (i)	$—	$—	$(1,743)
	Net interest expense	—	—	(453)
Others	Loss from derivative instruments	—	(127)	(244)
Total		$—	$(127)	$(2,440)

(i)	For the fiscal year 2015, includes a loss amounting to $1,252 excluded from Adjusted EBITDA as from the total vesting of the plan. See Adjusted EBITDA reconciliation in Note 21.

14.	Operating lease agreements

At December 31, 2017, the Company was the lessee at 2,743 locations through ground leases (the Company leases the land and the Company or franchisee owns the building) and through improved leases (the Company leases land and buildings). Lease terms for most restaurants vary between 10 and 20 years and, in many cases, provide for rent escalations and renewal options, with certain leases providing purchase options. Escalations terms vary by reporting unit, with examples including fixed-rent escalations, escalations based on an inflation index, and fair value adjustments. According to rental terms, the Company pays monthly rent based on the greater of a fixed rent or a certain percentage of the Company’s gross sales. For most locations, the Company is obligated for the related occupancy costs including property taxes, insurance and maintenance.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.	Operating lease agreements (continued)

However, for franchised sites, the Company requires the franchisees to pay these costs. In addition, the Company is the lessee under non-cancelable leases covering certain offices and warehouses.

In March 2010, the Company entered into an aircraft operating lease agreement for a term of 8 years, which provides for quarterly payments of $690. The agreement includes a purchase option at the end of the lease term at fair market value and also an early purchase option at a fixed amount of $26,685 at maturity of the 24th quarterly payment. The Company was required to make a cash deposit of $5,325 as collateral for the obligations assumed under this agreement. On December 22, 2017, the Company entered into an amendment to the agreement, extending the term of the aircraft operating lease for an additional 10 years, with quarterly payments (retroactively effective as of December 5, 2017) of $442. Under the new agreement, the Company was required to make a cash collateral deposit of $2,500.

At December 31, 2017, future minimum payments required under existing operating leases with initial terms of one year or more are:

	Restaurant	Other	Total
2018	$141,641	$6,844	$148,485
2019	124,242	4,639	128,881
2020	109,389	4,378	113,767
2021	94,080	3,333	97,413
2022	76,339	2,729	79,068
Thereafter	350,413	14,570	364,983
Total minimum payment	$896,104	$36,493	$932,597

The following table provides detail of rent expense for fiscal years 2017, 2016 and 2015:

	2017	2016	2015
Company-operated restaurants (i)	$148,505	$131,142	$135,232
Franchised restaurants (ii)	54,711	43,311	36,381
Total rent expense	$203,216	$174,453	$171,613

(i)	Included within “Occupancy and other operating expenses” in the consolidated statements of income (loss).

(ii)	Included within “Franchised restaurants – occupancy expenses” in the consolidated statements of income (loss).

The following table provides a breakdown detail of rent expense between minimum and contingent rentals for fiscal years 2017, 2016 and 2015:

	2017	2016	2015
Minimum rentals	$138,496	$122,726	$122,110
Contingent rentals based on sales	64,720	51,727	49,503
Total rent expense	$203,216	$174,453	$171,613

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

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

At December 31, 2017 and 2016, net property and equipment under franchise arrangements totaled $138,587 and $140,000, respectively (including land for $41,057 and $39,273, respectively).

Revenues from franchised restaurants for fiscal years 2017, 2016 and 2015 consisted of:

	2017	2016	2015
Rent	$155,405	$123,311	$121,122
Initial fees (i)	1,205	1,386	611
Royalty fees (ii)	659	599	628
Total	$157,269	$125,296	$122,361

(i)	Presented net of initial fees paid to McDonald’s Corporation for $1,417, $1,588 and $747 in 2017, 2016 and 2015, respectively.

(ii)	Presented net of royalties fees paid to McDonald’s Corporation for $64,806, $50,839 and $49,742 in 2017, 2016 and 2015, respectively.

At December 31, 2017, future minimum rent payments due to the Company under existing franchised agreements are:

	Owned sites	Leased sites	Total
2018	$5,651	$59,667	$65,318
2019	5,185	56,869	62,054
2020	4,782	53,615	58,397
2021	4,462	48,347	52,809
2022	3,795	41,043	44,838
Thereafter	18,561	160,860	179,421
Total	$42,436	$420,401	$462,837

16.	Income taxes

The Company’s operations are conducted by its foreign subsidiaries in Latin America and the Caribbean. The foreign subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such foreign countries.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Income taxes (continued)

Statutory tax rates in the countries in which the Company operates for fiscal years 2017, 2016 and 2015 were as follows:

	2017	2016	2015
Puerto Rico	20%	20%	20%
Argentina, Martinique, French Guyana, Guadeloupe, St Croix, St. Thomas, Aruba and Curacao	35%	35%	35%
Brazil and Venezuela	34%	34%	34%
Colombia	40%	40%	39%
Peru	30%	28%	28%
Costa Rica and Mexico	30%	30%	30%
Panamá, Uruguay, Trinidad and Tobago, Ecuador and Netherlands	25%	25%	25%
Chile	26%	24%	23%

Income tax expense for fiscal years 2017, 2016 and 2015 consisted of the following:

	2017	2016	2015
Current income tax expense	$51,215	$54,142	$31,873
Deferred income tax expense (benefit)	2,099	5,499	(9,057)
Income tax expense	$53,314	$59,641	$22,816

Income tax expense for fiscal years 2017, 2016 and 2015 differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax income (loss) as a result of the following:

	2017	2016	2015
Pre-tax income (loss)	$182,813	$138,629	$(28,553)
Weighted-average statutory income tax rate (i)	35.5%	35.4%	32.8%
Income tax expense at weighted-average statutory tax rate on pre-tax income (loss)	64,901	49,030	(9,353)
Permanent differences:
Change in valuation allowance (ii)	(19,133)	(17,037)	63,880
Expiration and changes in tax loss carryforwards (iii)	14,007	18,291	—
Non-deductible expenses	9,888	15,047	10,243
Tax benefits, including Brazil and other	(10,744)	(14,437)	(17,377)
Income taxes withholdings on intercompany transactions (iv)	6,804	22,379	1,557
Differences including exchange rate, inflation adjustment and filing differences	(11,769)	(13,001)	(29,222)
Alternative Taxes	(363)	(114)	2,386
Others	(277)	(517)	702
Income tax expense	$53,314	$59,641	$22,816

(i)	Weighted-average statutory income tax rate is calculated based on the aggregated amount of the income before taxes by country multiplied by the prevailing statutory income tax rate, divided by the consolidated income before taxes.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Income taxes (continued)

(ii)	Comprises net changes in valuation allowances for the year, mainly related to Non-Operating Losses (NOLs).

(iii)	Expiration of loss tax carryforwards are mainly generated by Holding legal entities and the Caribbean division.

(iv)	Comprises income tax withheld on the payment of interest on intercompany loans. In 2016 this item also includes the withholding income tax of $18.2 million due the repayment of the Company’s 2016 Notes.

The tax effects of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities at December 31, 2017 and 2016 are presented below:

	2017	2016
Tax loss carryforwards (i)	$238,082	$268,389
Purchase price allocation adjustment	24,437	30,855
Property and equipment, tax inflation	37,577	37,471
Other accrued payroll and other liabilities	30,730	15,437
Share-based compensation	3,850	4,151
Provision for contingencies	2,478	3,449
Other deferred tax assets (ii)	21,528	27,292
Other deferred tax liabilities (iii)	(10,670)	(13,649)
Property and equipment - difference in depreciation rates	(12,639)	(14,195)
Valuation allowance (iv)	(271,651)	(290,620)
Net deferred tax asset	$63,722	$68,580

(i)	As of December 31, 2017, the Company and its subsidiaries has accumulated operating tax loss carryforwards amounting to $849,911. The Company has operating tax loss carryforwards amounting to $274,106, expiring between 2018 and 2022. In addition, the Company has operating tax loss carryforwards amounting to $348,370 expiring after 2022 and operating tax loss carryforwards amounting to $227,435 that do no expire. Changes in tax loss carryforwards for the year relate to the use of NOLs, mainly in Mexico and Brazil, and the expiration of tax loss carryforwards in other markets.

(ii)	Other deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes (accounting base) and the amounts used for income tax purposes (tax base). For the fiscal year ended December 31, 2017, this item includes: bad debt reserve in Puerto Rico for $3,782, provision for regular expenses for $9,824, mainly corresponding to Brazil, Mexico and Colombia; and foreign currency exchange differences in Venezuela for $698. For the fiscal year ended December 31, 2016 this item includes regular expenses provisions for $14,063, for Brazil and Colombia; $5,055 related to foreign currency exchange differences in Venezuela and $3,832 in Puerto Rico, mainly related to bad debt reserve.

(iii)	Primarily related to intangible assets and foreign currency exchange differences.

(iv)	In assessing the realization of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The total amount of $63,722 for the year ended December 31, 2017, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $74,299 and $10,577, respectively.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Income taxes (continued)

The total amount of $68,580 for the year ended December 31, 2016, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $70,446 and $1,866, respectively.

Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences, comprise undistributed earnings considered permanently invested in subsidiaries amounted to $116,042 at December 31, 2017. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

As of December 31, 2017, and 2016, the Company’s gross unrecognized tax benefits totaled Nil and $19 (including interests and penalties), respectively, that would favorably affect the effective tax rate if resolved in the Company’s favor.

The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits:

	2017	2016
Balances at beginning balance	$19	$63
Decrease for positions taken in prior years	(19)	(44)
Balances at ending balance	$—	$19

The Company is regularly under audit in multiple tax jurisdictions. It is reasonably possible that, as a result of audit progression within the next 12 months, there may be new information that causes the Company to reassess the total amount of unrecognized tax benefits recorded. While the Company cannot estimate the impact that new information may have on the unrecognized tax benefit balance, the Company believes that the liabilities that are recorded are appropriate and adequate as determined under ASC 740. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2011.

As of December 31, 2017, there are certain matters related to the interpretation of income tax laws for which there is a possibility that a loss may have been incurred, as of the date of the financial statements in accordance with ASC 740 in an amount of $150 million, related to assessments for the fiscal years 2009 to 2013. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

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

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering, which are totally vested. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years from 2011 to 2017 (from 2015 to 2017 only restricted share units). Both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested. The exercise right for the stock options is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the seventh anniversary of the date of grant. The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date.

On June 28, 2016, 1,117,380 stock option units were converted to a liability award maintaining the original conditions of the 2011 Plan. There were not incremental compensation costs resulting from the modification. The employees affected by this modification were 104. The accrued liability is remeasured on a monthly basis until settlement. As of December 31, 2017 and 2016, the outstanding units related to this liability award were 605,821 and 933,399, respectively. The accumulated Additional paid-in capital related to these units as from the grant date amounts to $5,865 and $5,820 during fiscal years 2017 and 2016, respectively (net of $85 and $9 reclassified to "Accrued payroll and other liabilities" in the Company’s consolidated balance sheet in 2017 and 2016, respectively).

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense in the amount of $3,267, $3,303 and $2,788 during fiscal years 2017, 2016 and 2015, respectively. The stock-based compensation expense of fiscal year 2015 includes $210 relates to the special awards granted in connection with the initial public offering. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income (loss).

The Company recognized $151, $688 and $(1,581) of related income tax benefit (expense) during fiscal years 2017, 2016 and 2015, respectively.

Stock Options

The following table summarizes the activity of stock options during fiscal years 2017, 2016 and 2015:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

Stock Options (continued)

	Units	Weighted-average strike price	Weighted-average grant-date fair value
Outstanding at December 31, 2014	2,550,835	17.62	4.94
Forfeitures	(141,130)	16.54	5.02
Expired (i)	(383,811)	20.01	5.41
Outstanding at December 31, 2015	2,025,894	21.03	5.87
Forfeitures	(80,734)	10.30	2.68
Expired (i)	(51,305)	14.05	4.02
Modification (ii)	(1,117,380)	19.07	5.30
Outstanding at December 31, 2016	776,475	15.55	4.46
Expired (i)	(141,986)	21.20	5.28
Outstanding at December 31, 2017	634,489	14.28	4.28
Exercisable at December 31, 2017	540,331	15.03	4.58

(i)	As of December 31, 2017, 2016 and 2015, Additional paid-in capital included $750, $206 and $2,077 respectively, related to expired stock options.

(ii)	Corresponds to stock options converted to a liability award.

The following table provides a summary of outstanding stock options at December 31, 2017:

	Vested (i)	Non-vested (ii)	Total
Number of units outstanding	540,331	94,158	634,489
Weighted-average grant-date fair market value per unit	4.58	2.53	4.28
Total grant-date fair value	2,476	238	2,714
Weighted-average accumulated percentage of service	100	86.6	98.8
Stock-based compensation recognized in Additional paid-in capital	2,476	206	2,682
Compensation expense not yet recognized (iii)	—	32	32

(i)	Related to exercisable awards.

(ii)	Related to awards that will vest between fiscal years 2017 and 2019.

(iii)	Expected to be recognized in a weighted-average period of 0.3 years.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

Restricted Share Units

The following table summarizes the activity of restricted share units during fiscal years 2017, 2016 and 2015:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2014	862,855	14.38
2015 annual grant	923,213	6.33
Partial vesting of 2011 grant	(222,781)	21.20
Partial vesting of 2012 grant	(31,772)	14.35
Partial vesting of 2013 grant	(68,300)	14.31
Forfeitures	(233,005)	9.88
Outstanding at December 31, 2015	1,230,210	7.96
2016 annual grant	865,291	4.70
Partial vesting of 2011 grant	(27,075)	21.20
Partial vesting of 2012 grant	(24,653)	14.35
Partial vesting of 2013 grant	(26,054)	14.31
Partial vesting of 2014 grant	(94,546)	8.58
Forfeitures	(142,176)	6.64
Outstanding at December 31, 2016	1,780,997	6.07
2017 annual grant	497,960	9.20
Partial vesting of 2012 grant	(23,003)	14.35
Partial vesting of 2013 grant	(24,073)	14.31
Partial vesting of 2014 grant	(44,312)	8.58
Partial vesting of 2015 grant	(269,896)	6.33
Forfeitures	(180,828)	5.99
Outstanding at December 31, 2017	1,736,845	6.65
Exercisable at December 31, 2017	—	—

As of December 31, 2017, all Class A Shares were issued. Hence, the accumulated compensation expense related to partial vesting was reclassified from "Additional paid-in capital" to "Common stock".

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

Restricted Share Units (continued)

The following table provides a summary of outstanding restricted share units at December 31, 2017:

Number of units outstanding (i)	1,736,845
Weighted-average grant-date fair market value per unit	6.65
Total grant-date fair value	11,542
Weighted-average accumulated percentage of service	49.80
Stock-based compensation recognized in Additional paid-in capital	5,744
Compensation expense not yet recognized (ii)	5,798

(i)	Related to awards that will vest between fiscal years 2018 and 2022.

(ii)	Expected to be recognized in a weighted-average period of 2.0 years.

18.	Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, during the first 10 years, substantially consistent with market. This percentage increases to 6% and 7% for the subsequent two 5-year periods of the agreement;

(ii)	to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened;

(iii)	to commit to funding a specified Strategic Marketing Plan;

(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and

(v)	to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

On January 26, 2017, the Company reached an agreement with McDonald’s Corporation related to the restaurant opening and reinvestment plan, mentioned in point (ii) above, for the three-year period commenced on January 1, 2017. Under the agreement, the Company committed to open 180 new restaurants and to reinvest $292 million in existing restaurants. On January 25, 2017, McDonald’s Corporation agreed to provide growth support for the same period. The Company projects that the impact of this support could result in a consolidated effective royalty rate of 5.7% in 2018 and 5.9% in 2019.

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

The following table summarize Company’s ratios requirements for the three-month periods ended from March 31, 2015 to December 31, 2017:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.	Commitments and contingencies (continued)

	Fixed Charge Coverage Ratio	Leverage Ratio
March 31, 2015	1.40	4.62
June 30, 2015	1.45	4.61
September 30, 2015	1.48	4.56
December 31, 2015	1.56	4.40
March 31, 2016	1.67	4.80
June 30, 2016	1.64	4.40
September 30, 2016	1.67	4.08
December 31, 2016	1.64	4.21
March 31, 2017	1.65	4.12
June 30, 2017	1.65	4.05
September 30, 2017	1.69	4.02
December 31, 2017	1.77	3.80

In addition, the Company maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letters of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At December 31, 2017 and 2016, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $27,956 and $18,112, respectively, presented as follows: $2,529 and $764 as a current liability and $25,427 and $17,348 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.	Commitments and contingencies (continued)

Provision for contingencies (continued)

Description	Balance at beginning of period	Accruals, net	Settlements	Reclassifications and increase of judicial deposits	Translation	Balance at end of period
Year ended December 31, 2017:
Tax contingencies in Brazil (i)	$13,312	$(2,599)	$(337)	$(667)	$(385)	$9,324
Labor contingencies in Brazil (ii)	11,150	31,448	(21,130)	—	(407)	21,061
Other (iii)	12,222	7,150	(3,960)	17	217	15,646
Subtotal	36,684	35,999	(25,427)	(650)	(575)	46,031
Judicial deposits (iv)	(18,572)	161	—	(60)	396	$(18,075)
Provision for contingencies	$18,112	$36,160	$(25,427)	$(710)	$(179)	$27,956

Year ended December 31, 2016:
Tax contingencies in Brazil (i)	$5,118	$7,196	$—	$—	$998	$13,312
Labor contingencies in Brazil (ii)	7,013	19,903	(17,523)	—	1,757	11,150
Other (iii)	13,947	1,478	(3,031)	(37)	(135)	12,222
Subtotal	26,078	28,577	(20,554)	(37)	2,620	36,684
Judicial deposits (iv)	(5,500)	—	—	(11,458)	(1,614)	(18,572)
Provision for contingencies	$20,578	$28,577	$(20,554)	$(11,495)	$1,006	$18,112

Year ended December 31, 2015:
Tax contingencies in Brazil (i)	$1,999	$4,616	$(9)	$(532)	$(956)	$5,118
Labor contingencies in Brazil (ii)	10,360	19,692	(19,877)	(26)	(3,136)	7,013
Other (iii)	7,780	13,421	(4,213)	(22)	(3,019)	13,947
Subtotal	20,139	37,729	(24,099)	(580)	(7,111)	26,078
Judicial deposits (iv)	(7,935)	—	684	(863)	2,614	(5,500)
Provision for contingencies	$12,204	$37,729	$(23,415)	$(1,443)	$(4,497)	$20,578

(i)	In 2017, it includes mainly CIDE. In 2016 and 2015 it includes indirect tax matters, mainly PIS/COFINS.

(ii)	It primarily relates to dismissals in the normal course of business.

(iii)	It relates to tax and labor contingencies in other countries and civil contingencies in all the countries.

(iv)	It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil.

As of December 31, 2017, there are certain matters related to the interpretation of tax and labor laws for which there is a possible that a loss may have been incurred in accordance with ASC 450-20-50-4 to be within a range of $89 million and $122 million.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.	Commitments and contingencies (continued)

Provision for contingencies (continued)

Additionally, there is a lawsuit filed by several Puerto Rican franchisees against McDonald’s Corporation and certain subsidiaries purchased by the Company during the acquisition of the LatAm business (“the Puerto Rican franchisees lawsuit”).

The claim seeks declaratory judgment and damages in the aggregate amount of $66.7 million plus plaintiffs’ attorney fees. At the end of 2014 the plaintiffs finalized their presentation of evidence whereas the Company has not started yet. At that time, the Company filed a Motion of Non Suit that has not be resolved by the Commissioner assigned to this case. The Company believes that the probability of a loss is remote.

During 2014, another franchisee filed a complaint (“the related Puerto Rican franchisee lawsuit”) against the Company and McDonald’s USA, LLC (a wholly owned subsidiary of McDonald’s Corporation), asserting a very similar claim to the one filed in the Puerto Rican franchisees lawsuit. The claim seeks declaratory judgment and damages in the amount of $30 million plus plaintiffs’ attorney fees. The Company also believes that the litigation probability of a loss is remote, since its close resemblance to the Puerto Rican franchisees lawsuit.

Furthermore, the Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by the Company’s franchisees that meets periodically to coordinate the development of promotional and marketing campaigns (an association that at the time of the claim was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit), filed a third party complaint and counterclaim (“the PROA claim”) against the Company and other third party defendants, in the amount of $31 million. On June 9, 2014, after several motions for summary judgment duly filed and opposed by the parties, the Court entered a “Partial Summary Judgment and Resolution” in favor of PROA, before initiating the discovery phase, finding that the Company must participate and contribute funds to the association. However, the Court did not specify any amount for which the Company should be held liable, due to its preliminary and interlocutory nature, and the lack of discovery conducted regarding the amounts claimed by the plaintiffs. The Company is opposing this claim vigorously because it believes that there is no legal basis for it, considering: (i) the obligation to contribute is not directed towards a cooperative, (ii) the franchise agreement does not contain a provision that makes it mandatory to participate in the cooperative, and (iii) PROA’s by-laws state that participation in the cooperative is voluntary, among other arguments. According to the points previously mentioned, the Company believes that the probability of a loss is remote, therefore no provision has been recorded.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisees lawsuit. Pursuant to the MFA, the Company indemnifies McDonald’s for the related Puerto Rican franchisee lawsuit and the PROA claim.

At December 31, 2017, the provision for contingencies includes $2,489 ($5,170 at December 31, 2016), related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company has recorded a current asset and non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet. The current asset in respect of McDonald’s Corporation’s indemnity represents the amount of cash to be received as a result of settling certain Brazilian labor and tax contingencies.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

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

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

19.	Disclosures about fair value of financial instruments (continued)

lowest level that contains significant inputs used in valuation should be chosen. Pursuant to ASC 820-10-50, the Company has classified its assets and liabilities into these levels depending upon the data relied on to determine the fair values. The fair values of the Company’s derivatives are valued based upon quotes obtained from counterparties to the agreements and are designated as Level 2.

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 and 2016:

	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2017
Assets
Cash equivalents	$93,541	$—	$—	$93,541
Short-term Investments	—	19,588	—	$19,588
Derivatives	—	35,378	—	35,378
Total Assets	$93,541	$54,966	$—	$148,507
Liabilities
Derivatives	$—	$23,545	$—	$23,545
Share-based compensation	—	1,483	—	1,483
Total Liabilities	$—	$25,028	$—	$25,028

	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2016
Assets
Cash equivalents - Investment funds	$132,040	$—	$—	$132,040
Total Assets	$132,040	$—	$—	$132,040
Liabilities
Derivatives	$—	$30,591	$—	$30,591
Share-based compensation	—	512	—	512
Secured loan agreement	—	164,385	—	164,385
Total Liabilities	$—	$195,488	$—	$195,488

The derivative contracts were valued using various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves, option volatilities and currency rates that were observable for substantially the full term of the derivative contracts.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

19.	Disclosures about fair value of financial instruments (continued)

Certain financial assets and liabilities not measured at fair value

At December 31, 2017, the fair value of the Company’s short-term and long-term debt was estimated at $692,299, compared to a carrying amount of $643,487. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices, and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At December 31, 2017, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets and goodwill. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

20.	Certain risks and concentrations

The Company’s financial instruments that are exposed to concentration of credit risk primarily consist of cash and cash equivalents, short-term investment and accounts and notes receivable. Cash and cash equivalents and short-term investment are deposited with various creditworthy financial institutions, and therefore the Company believes it is not exposed to any significant credit risk related to cash and cash equivalents and short-term investment. Concentrations of credit risk with respect to accounts and notes receivable are generally limited due to the large number of franchisees comprising the Company’s franchise base.

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

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.	Segment and geographic information (continued)

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

The following table presents information about profit or loss and assets for each reportable segment:

	For the fiscal years ended December 31,
	2017	2016	2015
Revenues:
Brazil	$1,496,573	$1,333,237	$1,361,989
Caribbean division	474,822	409,671	398,144
NOLAD	386,874	363,965	367,364
SLAD	961,256	821,757	925,243
Total revenues	$3,319,525	$2,928,630	$3,052,740

Adjusted EBITDA:
Brazil	$218,172	$168,076	$174,102
Caribbean division	40,844	18,049	2,059
NOLAD	33,717	36,288	31,424
SLAD	87,083	76,327	100,718
Total reportable segments	379,816	298,740	308,303
Corporate and others (i)	(74,879)	(60,295)	(78,132)
Total adjusted EBITDA	$304,937	$238,445	$230,171

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.	Segment and geographic information (continued)

	For the fiscal years ended December 31,
	2017	2016	2015
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$304,937	$238,445	$230,171

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(99,382)	(92,969)	(110,715)
Gains from sale or insurance recovery of property and equipment	95,081	57,244	12,308
Write-offs and related contingencies of property and equipment	(8,528)	(5,776)	(6,038)
Impairment of long-lived assets	(17,564)	(7,697)	(12,343)
Impairment of goodwill	(200)	(5,045)	(679)
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	—	—	(210)
Reorganization and optimization plan expenses	—	(5,341)	(18,346)
ADBV Long-Term Incentive Plan incremental compensation from modification	(1,409)	(281)	(741)
Operating income	272,935	178,580	93,407
(Less) Plus:
Net interest expense	(68,357)	(66,880)	(64,407)
Loss from derivative instruments	(7,065)	(3,065)	(2,894)
Foreign currency exchange results	(14,265)	32,354	(54,032)
Other non-operating expenses, net	(435)	(2,360)	(627)
Income tax expense	(53,314)	(59,641)	(22,816)
Net income attributable to non-controlling interests	(333)	(178)	(264)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$129,166	$78,810	$(51,633)

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.	Segment and geographic information (continued)

	For the fiscal years ended December 31,
	2017	2016	2015
Depreciation and amortization:
Brazil	$52,442	$43,733	$48,849
Caribbean division	25,210	27,376	30,998
NOLAD	20,635	21,975	25,733
SLAD	15,292	14,477	19,340
Total reportable segments	113,579	107,561	124,920
Corporate and others (i)	5,978	5,478	8,068
Purchase price allocation (ii)	(20,175)	(20,070)	(22,273)
Total depreciation and amortization	$99,382	$92,969	$110,715

Property and equipment expenditures:
Brazil	$91,769	$42,657	$40,482
Caribbean division	16,759	14,387	11,756
NOLAD	17,565	10,117	14,623
SLAD	48,621	24,967	23,623
Others	52	154	480
Total property and equipment expenditures	$174,766	$92,282	$90,964

	As of December 31,
	2017	2016
Total assets:
Brazil	$786,897	$726,250
Caribbean division	416,541	355,568
NOLAD	271,558	247,546
SLAD	297,581	246,344
Total reportable segments	1,772,577	1,575,708
Corporate and others (i)	172,400	82,822
Purchase price allocation (ii)	(141,234)	(153,477)
Total assets	$1,803,743	$1,505,053

(i)	Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of December 31, 2017 and 2016, corporate assets primarily include corporate cash and cash equivalents.

(ii)	Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.	Segment and geographic information (continued)

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. See Note 3 for more details. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $890,736 and $847,966 at December 31, 2017 and 2016, respectively. All of the Company’s long-lived assets are related to foreign operations.

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

Revenues and operating income (loss) of the Venezuelan operations were $101,477 and $6,804, respectively, for fiscal year 2017; $51,615 and $(8,608), respectively, for fiscal year 2016; and $40,898 and $(28,329), respectively, for fiscal year 2015.

Since February 2013, the Venezuelan government has announced several changes in the currency exchange regulations. As a consequence, the Company reassessed the exchange rate used for remeasurement purposes as follows:

			Effects of exchange rate change
Period	Exchange rate System applied	Exchange rate at System date change (VEF per US) dollar)	Write down of inventories (i)	Impairment of long-lived assets (i)	Foreign currency exchange loss
From February 8, 2013 to February 28, 2014	Official exchange rate	6.30	—	—	15,379
From March 1, 2014 to May 31, 2014	SICAD	11.80	7,611	—	19,697
From June 1, 2014 to February 28, 2015	SICAD II	49.98	9,937	45,186	38,963
From March 1, 2015 to March 9, 2016	SIMADI	177.00	3,250	7,804	8,046
From March 10, 2016 to May 18, 2017	DICOM	215.34	401	—	117
From May 19, 2017 up to date	DICOM II	2,010.00	1,375	—	2,554

(i)	Presented within Other operating income (expenses), net

(ii)	Presented within Foreign currency exchange results

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

22.	Venezuelan operations (continued)

Effective May 19, 2017, a new Exchange Agreement was issued setting new rules on foreign exchange transactions and replacing the existing mechanism called DICOM. Under the new regulation, the access to the supplementary floating market rate, called DICOM II, operates through an auction mechanism. To participate in DICOM II, the parties must be previously registered and make a sworn statement of the origin or destination of the funds. The first auction was published on May 31, 2017 with an exchange rate of 2,010 VEF per US dollar. As of December 31, 2017, the DICOM II exchange rate settled at 3,345 VEF per dollar.

In addition, the Company performed the impairment testing of its long-lived assets in accordance with the guidance within ASC 360-10-35, as mentioned in Note 3. As a result of the analysis, the Company recorded $8,563 during the fiscal year 2017, primarily associated to an advanced payment for a real estate given during the fourth quarter of 2013.

In addition to exchange controls, the Venezuelan market is subject to price controls. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although these regulations caused a delay in the pricing plan, the Company was able to increase prices during the fiscal year ended December 31, 2017.

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

Issued and outstanding capital

At December 31, 2014, the Company had 210,216,043 shares issued and outstanding with no par value, consisting of 130,216,043 class A shares and 80,000,000 class B shares.

During fiscal years 2017, 2016 and 2015, the Company issued 361,284, 172,328 and 322,853 Class A shares, respectively, in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan. Therefore, at December 31, 2017 , 2016 and 2015 the Company had 211,072,508; 210,711,224 and 210,538,896 shares issued and outstanding with no par value, consisting of 131,072,508; 130,711,224 and 130,538,896 Class A shares, respectively, and 80,000,000 for Class B shares for each year.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

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

During fiscal years 2017, 2016 and 2015, the Company did not declare a dividend distribution to its shareholders, with respect to its results of operations for fiscal years 2016, 2015 and 2014, respectively. During fiscal year 2014, the Company declared dividend distributions totaling $50,036. The last installment of that distribution was paid during the fiscal year 2015, amounting to $12,509.

Accumulated other comprehensive loss

The following table sets forth information with respect to the components of “Accumulated other comprehensive loss” as of December 31, 2017 and their related activity during the three-years in the period then ended:

	Foreign currency translation	Cash flow hedges	Post-employment benefits (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2014	$(302,889)	$1,598	$(1,176)	$(302,467)
Other comprehensive (loss) income before reclassifications	(128,301)	20,487	(213)	(108,027)
Net (gain) loss reclassified from accumulated other comprehensive loss to consolidated statement of income	—	(14,209)	440	(13,769)
Net current-period other comprehensive (loss) income	(128,301)	6,278	227	(121,796)
Balances at December 31, 2015	(431,190)	7,876	(949)	(424,263)
Other comprehensive loss before reclassifications	(9,891)	(18,813)	(310)	(29,014)
Net loss reclassified from accumulated other comprehensive loss to consolidated statement of income	—	11,242	386	11,628
Net current-period other comprehensive (loss) income	(9,891)	(7,571)	76	(17,386)
Balances at December 31, 2016	(441,081)	305	(873)	(441,649)
Other comprehensive income (loss) before reclassifications	4,800	6,462	(938)	10,324
Net loss reclassified from accumulated other comprehensive loss to consolidated statement income	—	1,592	386	1,978
Net current-period other comprehensive income (loss)	4,800	8,054	(552)	12,302
Balances at December 31, 2017	$(436,281)	$8,359	$(1,425)	$(429,347)

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

23.	Shareholders’ equity (continued)

Accumulated other comprehensive loss (continued)

(i)	Mainly related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. The Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

24.	Earnings (loss) per share

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

The following table sets forth the computation of basic and diluted net (loss) income per common share attributable to Arcos Dorados Holdings Inc. for all years presented:

	For the fiscal years ended December 31,
	2017	2016	2015
Net income (loss) attributable to Arcos Dorados Holdings Inc. available to common shareholders	$129,166	$78,810	$(51,633)
Weighted-average number of common shares outstanding - Basic	210,935,685	210,646,955	210,436,232
Incremental shares from assumed exercise of stock options (i)	—	—	—
Incremental shares from vesting of restricted share units	1,060,726	377,653	160,122
Weighted-average number of common shares outstanding - Diluted	211,996,411	211,024,608	210,596,354

Basic net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.61	$0.37	$(0.25)
Diluted net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.61	$0.37	$(0.25)

(i)	Options to purchase shares of common stock were outstanding during fiscal years 2017, 2016 and 2015. See Note 17 for details. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

25.	Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates. On November 9, 2011 the Company entered into a revolving loan agreement as a creditor with Axionlog Distribution B.V., a holding company of the Axionlog Business, for a total amount of $12 million at an interest rate of LIBOR plus 6%, in line with interest rates prevailing in the market at the time of the agreement. Notwithstanding the fact that the loan maturity date was November 7, 2016 the parties decided to terminate the agreement early as of May 27, 2016. As a result, the Company collected the outstanding principal amount of $1,800.

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of December 31, 2017 and 2016:

	As of December 31,
	2017	2016
Accounts and notes receivable	$1,097	$—
Other receivables	979	1,050
Miscellaneous	3,126	3,612
Accounts payable	(11,727)	(10,355)

The following table summarizes the transactions between the Company and the Axionlog Business for the fiscal years ended December 31, 2017, 2016 and 2015:

	Fiscal years ended December 31,
	2017	2016	2015
Food and paper (i)	$(173,387)	$(163,536)	$(164,882)
Occupancy and other operating expenses	(4,281)	(3,882)	(2,499)
Net interest income	—	47	461

(i)	Includes $48,773 of distribution fees and $124,614 of suppliers purchases managed through the Axionlog Business for the fiscal year ended December 31, 2017; $40,714 and $122,822, respectively, for the fiscal year ended December 31, 2016; and $44,170 and $120,712, respectively, for the fiscal year ended December 31, 2015.

As of December 31, 2017 and 2016, the Company had other receivables totaling $2,112 and $1,315, respectively and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $1,113 and $1,299, respectively.

26.	Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X in regards to valuation and qualifying accounts for each of the periods presented:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

26.	Valuation and qualifying accounts (continued)

Description	Balance at beginning of period	Additions (i)	Deductions (ii)	Translation	Balance at end of period
Year ended December 31, 2017:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$16,367	$6,386	$(1,244)	$(42)	$21,467
Valuation allowance on deferred tax assets	290,620	8,382	(27,515)	164	271,651
Reported as liabilities:
Provision for contingencies	18,112	36,160	(26,137)	(179)	27,956
Total	$325,099	$50,928	$(54,896)	$(58)	$321,073
Year ended December 31, 2016:
Deducted from assets accounts:
Allowance for doubtful accounts	$12,768	$5,367	$(1,647)	$(121)	$16,367
Valuation allowance on deferred tax assets	297,891	36,778	(24,967)	(19,082)	290,620
Reported as liabilities:
Provision for contingencies	20,578	28,577	(32,049)	1,006	18,112
Total	$331,237	$70,722	$(58,663)	$(18,197)	$325,099
Year ended December 31, 2015:
Deducted from assets accounts:
Allowance for doubtful accounts	$9,373	$6,656	$(2,615)	$(646)	$12,768
Valuation allowance on deferred tax assets	301,012	49,879	(401)	(52,599)	297,891
Reported as liabilities:
Provision for contingencies	12,204	37,729	(24,858)	(4,497)	20,578
Total	$322,589	$94,264	$(27,874)	$(57,742)	$331,237

(i)	Additions in valuation allowance on deferred tax assets are charged to income tax expense.

Additions in provision for contingencies are explained as follows:

Fiscal years 2017, 2016 and 2015 – Relate to the accrual of $36,160, $28,577 and $37,729, respectively. See Note 18 for details.

(ii)	Deductions in valuation allowance on deferred tax assets are charged to income tax expense.

Deductions in provision for contingencies are explained as follows:

Corresponds to the settlements and reclassifications amounting to $25,427 and $710, respectively, during fiscal year 2017; $20,554 and $11,495, respectively, during fiscal year 2016; and $23,415 and $1,443, respectively, during fiscal year 2015; as discussed in Note 18.

(iii)	At December 31, 2017, presented in the consolidated balance sheet as follow: $19,791 within Accounts and notes receivable, net and $1,676 within Other receivables.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

27.	Subsequent events

During February 2018, the Venezuelan government announced the unification of the formerly exchange rate systems, DIPRO and DICOM II, into a sole foreign exchange mechanism called DICOM. The unified system operates through an auction mechanism similar to the formerly DICOM II. The first auction was published on February 5, 2018, with and exchange rate of 25,000 VEF per US dollar. As a result of the announcement, the Company will reassess the exchange rate used for remeasurement purposes as of March 31, 2018, based on any new available information. As of December 31, 2017, the Company’s local currency denominated net monetary position was $(9.7) (including $13.0 of cash and cash equivalents). In addition, Venezuela’s non-monetary assets were $75.2 (including approximately $33.5 of fixed assets and advances to suppliers).

On March 20, 2018, the Company approved a dividend distribution to all Class A and Class B shareholders of $0.10 per share, to be paid in two equal installments of $0.05 per share on April 5, 2018 and October 5, 2018.