Form 20-F
period 2018-12-31
Arcos Dorados Holdings Inc.
filed 2019-04-26
CIK 1508478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Class A shares: 125,232,247

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

☒  Yes      ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to the U.S. dollar. All references to “Argentine pesos” or “ARS$” are to the Argentine peso. All references to “Brazilian reais” or “R$” are to the Brazilian real. All references to “Mexican pesos” or “Ps.” are to the Mexican peso. All references to “Venezuelan bolívares” or “Bs.” are to the Venezuelan bolívar, the legal currency of Venezuela. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls” for information regarding exchange rates for the Argentine, Brazilian and Mexican currencies since January 1, 2014.

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

The financial information contained in this annual report includes our consolidated financial statements at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, as stated in their report included elsewhere in this annual report.

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

Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2018,” relate to our fiscal year ended on December 31 of that calendar year.

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

A majority of our directors and officers, as well as certain of the experts named herein, reside outside of the United States. A substantial portion of our assets and several of such directors, officers and experts are located principally in Argentina, Brazil and Uruguay. As a result, it may not be possible for investors to effect service of process outside Argentina, Brazil and Uruguay upon such directors or officers, or to enforce against us or such

v

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

The selected balance sheet data as of December 31, 2018 and 2017 and the income statement data for the years ended December 31, 2018, 2017 and 2016 of Arcos Dorados Holdings Inc. are derived from the consolidated financial statements included elsewhere in this annual report, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global. The selected balance sheet data as of December 31, 2016, 2015 and 2014 and the income statement data for the years ended December 31, 2015 and 2014 of Arcos Dorados Holdings Inc. are derived from consolidated financial statements audited by Pistrelli, Henry Martin y Asociados S.R.L., which are not included herein.

Our operating segments are composed of four geographic regions of operation: (i) the South Latin American division, or “SLAD”, which is comprised of Argentina, Chile, Ecuador, Peru and Uruguay, (ii) the Caribbean division which is comprised of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela (iii) Brazil and (iv) the North Latin American division, or “NOLAD”, which is comprised of Costa Rica, Mexico and Panama.

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

	For the Years Ended December 31,
	2018	2017	2016	2015	2014
	(in thousands of U.S. dollars, except for per share data)
Income Statement Data:
Sales by Company-operated restaurants	$2,932,609	$3,162,256	$2,803,334	$2,930,379	$3,504,302
Revenues from franchised restaurants	148,962	157,269	125,296	122,361	146,763
Total revenues	3,081,571	3,319,525	2,928,630	3,052,740	3,651,065
Company-operated restaurant expenses:
Food and paper	(1,030,499)	(1,110,240)	(1,012,976)	(1,037,487)	(1,243,907)
Payroll and employee benefits	(607,793)	(683,954)	(607,082)	(660,773)	(791,677)
Occupancy and other operating	(803,539)	(842,519)	(752,428)	(793,622)	(939,481)
Royalty fees	(157,886)	(163,954)	(142,777)	(149,089)	(173,663)
Franchised restaurants—occupancy	(67,927)	(69,836)	(55,098)	(54,242)	(63,939)
General and administrative expenses	(229,324)	(244,664)	(221,075)	(270,680)	(272,065)
Other operating (expenses) income, net	(61,145)	68,577	41,386	6,560	(95,476)
Total operating costs and expenses	(2,958,113)	(3,046,590)	(2,750,050)	(2,959,333)	(3,580,208)
Operating income	123,458	272,935	178,580	93,407	70,857
Net interest expense	(52,868)	(68,357)	(66,880)	(64,407)	(72,750)
Loss from derivative instruments	(565)	(7,065)	(3,065)	(2,894)	(685)
Foreign currency exchange results	14,874	(14,265)	32,354	(54,032)	(74,117)
Other non-operating income (expenses), net	270	(435)	(2,360)	(627)	146
Income (loss) before income taxes	85,169	182,813	138,629	(28,553)	(76,549)
Income tax expense	(48,136)	(53,314)	(59,641)	(22,816)	(32,479)
Net income (loss)	37,033	129,499	78,988	(51,369)	(109,028)
Less: Net income attributable to non-controlling interests	(186)	(333)	(178)	(264)	(305)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	36,847	129,166	78,810	(51,633)	(109,333)
Earnings (Loss) per share:
Basic net income (loss) per common share attributable to Arcos Dorados	$0.18	$0.61	$0.37	$(0.25)	$(0.52)
Diluted net income (loss) per common share attributable to Arcos Dorados	$0.18	$0.61	$0.37	$(0.25)	$(0.52)

	As of December 31,
	2018	2017	2016	2015	2014
	(in thousands of U.S. dollars, except for share data)
Balance Sheet Data:
Cash and cash equivalent	$197,282	$308,491	$194,803	$112,519	$139,030
Total current assets	464,562	653,037	445,190	378,996	447,196
Property and equipment, net	856,192	890,736	847,966	833,357	1,092,994
Total non-current assets	1,113,477	1,150,706	1,059,863	1,024,206	1,347,584
Total assets	1,578,039	1,803,743	1,505,053	1,403,202	1,794,780
Accounts payable	242,455	303,452	217,914	187,685	220,337
Short-term debt and current portion of long-term debt	4,192	4,359	28,099	163,740	38,684
Total current liabilities	493,312	605,583	548,308	577,314	542,066
Long-term debt, excluding current portion	626,424	629,142	551,580	491,327	761,080
Total non-current liabilities	691,968	702,018	605,169	538,998	795,127
Total liabilities	1,185,280	1,307,601	1,153,477	1,116,312	1,337,193
Total common stock	512,760	509,647	506,884	504,772	498,616
Total equity	392,759	496,142	351,576	286,890	457,587
Total liabilities and equity	1,578,039	1,803,743	1,505,053	1,403,202	1,794,780
Shares outstanding	205,232,247	211,072,508	210,711,224	210,538,896	210,216,043

	For the Years Ended December 31,
	2018	2017	2016	2015	2014
	(in thousands of U.S. dollars, except percentages)
Other Data:
Total Revenues
Brazil	$1,345,453	$1,496,573	$1,333,237	$1,361,989	$1,816,046
Caribbean division(1)	483,743	474,822	409,671	398,144	594,220
NOLAD	406,848	386,874	363,965	367,364	385,114
SLAD	845,527	961,256	821,757	925,243	855,685
Total	3,081,571	3,319,525	2,928,630	3,052,740	3,651,065
Operating Income
Brazil	$159,511	$160,608	$122,636	$116,820	$155,799
Caribbean division(1)	(49,567)	1,538	(12,392)	(40,102)	(91,859)
NOLAD	7,726	99,152	45,145	8,710	(9,150)
SLAD	53,777	71,718	66,359	78,022	62,768
Corporate and others and purchase price allocation	(47,989)	(60,081)	(43,168)	(70,043)	(46,701)
Total	123,458	272,935	178,580	93,407	70,857
Operating Margin(2)
Brazil	11.9%	10.7%	9.2%	8.6%	8.6%
Caribbean division(1)	(10.2)	0.3	(3.0)	(10.1)	(15.5)
NOLAD	1.9	25.6	12.4	2.4	(2.4)
SLAD	6.4	7.5	8.1	8.4	7.3
Total	4.0	8.2	6.1	3.1	1.9
Adjusted EBITDA(3)
Brazil	$218,391	$218,172	$168,076	$174,102	$220,711
Caribbean division(1)	(8,281)	40,844	18,049	2,059	(11,284)
NOLAD	32,313	33,717	36,288	31,424	25,035
SLAD	73,670	87,083	76,327	100,718	82,859
Corporate and others	(58,096)	(74,879)	(60,295)	(78,132)	(65,647)
Total	257,997	304,937	238,445	230,171	251,674
Adjusted EBITDA Margin(4)
Brazil	16.2%	14.6%	12.6%	12.8%	12.2%
Caribbean division(1)	(1.7)	8.6	4.4	0.5	(1.9)
NOLAD	7.9	8.7	10.0	8.6	6.5
SLAD	8.7	9.1	9.3	10.9	9.7
Total	8.4	9.2	8.1	7.5	6.9
Other Financial Data:
Working capital(5)	$(28,750)	$47,454	$(103,118)	$(198,318)	$(94,870)
Capital expenditures(6)	197,041	175,636	92,282	92,055	170,638
Dividends declared per common share	$0.10	$—	$—	$—	$0.24

	As of December 31,
	2018	2017	2016	2015	2014
Number of systemwide restaurants	2,223	2,188	2,156	2,141	2,121
Brazil	968	929	902	883	866
Caribbean division	337	350	353	356	359
NOLAD	524	519	517	518	513
SLAD	394	390	384	384	383
Number of Company-operated restaurants	1,540	1,546	1,553	1,588	1,577
Brazil	584	579	584	615	614
Caribbean division	251	263	266	267	270
NOLAD	362	363	365	364	352
SLAD	343	341	338	342	341
Number of franchised restaurants	683	642	603	553	544
Brazil	384	350	318	268	252
Caribbean division	86	87	87	89	89
NOLAD	162	156	152	154	161
SLAD	51	49	46	42	42

(1)	Currency devaluations in Venezuela have had a significant effect on our income statements and have impacted the comparability of our income statements. See “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Foreign Currency Translation-Venezuela.”

(2)	Operating margin is operating income divided by total revenues, expressed as a percentage.

(3)	Adjusted EBITDA is a measure of our performance that is reviewed by our management. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies. Total Adjusted EBITDA is a non-GAAP measure. For our definition of Adjusted EBITDA, see “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Key Business Measures.”

(4)	Adjusted EBITDA margin is Adjusted EBITDA divided by total revenues, expressed as a percentage.

(5)	Working capital equals current assets minus current liabilities.

(6)	Includes property and equipment expenditures and purchase of restaurant businesses paid at the acquisition date.

Presented below is the reconciliation between net income and Adjusted EBITDA on a consolidated basis:

	For the Years Ended December 31,
Consolidated Adjusted EBITDA Reconciliation	2018	2017	2016	2015	2014
	(in thousands of U.S. dollars)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$36,847	$129,166	$78,810	$(51,633)	$(109,333)
Plus (Less):
Net interest expense	52,868	68,357	66,880	64,407	72,750
Loss from derivative instruments	565	7,065	3,065	2,894	685
Foreign currency exchange results	(14,874)	14,265	(32,354)	54,032	74,117
Other non-operating (income) expenses, net	(270)	435	2,360	627	(146)
Income tax expense	48,136	53,314	59,641	22,816	32,479
Net income attributable to non-controlling interests	186	333	178	264	305
Operating income	123,458	272,935	178,580	93,407	70,857
Plus (Less):
Items excluded from computation that affect operating income:
Depreciation and amortization	105,800	99,382	92,969	110,715	116,811
Gains from sale or insurance recovery of property and equipment	(4,973)	(95,081)	(57,244)	(12,308)	(3,379)
Write-offs of property and equipment	4,167	8,528	5,776	6,038	7,111
Impairment of long-lived assets	18,950	17,564	7,697	12,343	50,886
Impairment of goodwill	167	200	5,045	679	2,029
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	—	—	—	210	2,503
Reorganization and optimization plan	11,003	—	5,341	18,346	4,707
2008 Long-Term Incentive Plan incremental compensation from modification	(575)	1,409	281	741	149
Adjusted EBITDA	257,997	304,937	238,445	230,171	251,674

Exchange Rates and Exchange Controls

In 2018, 65.6% of our total revenues were derived from our restaurants in Argentina, Brazil and Mexico. While we maintain our books and records in U.S. dollars, our revenues are conducted in the local currency of the territories in which we operate, and as such may be affected by changes in the local exchange rate to the U.S. dollar. The exchange rates discussed in this section have been obtained from each country’s central bank. However, in most cases, for consolidation purposes, we use a foreign currency to U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the aforementioned central banks.

Argentina

Exchange Rates

The Argentine peso depreciated 30.7% against the U.S. Dollar in 2014, 51.7% in 2015, 21.9% in 2016, 17.7% in 2017, 49.7% in 2018 and depreciated 15.10% in the first quarter of 2019. As of April 24, 2019, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Argentina was ARS$43.47 per U.S. dollar.

Exchange Controls

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations and the introduction of numerous changes in economic policies, including currency controls that tightened restrictions on capital flows, exchange controls, an official U.S. dollar exchange and transfer restrictions that substantially limited the ability of companies to retain foreign currency or make payments abroad. These foreign exchange controls were eased in a series of measures introduced by President Mauricio Macri’s administration starting in December 2015.

For instance, on May 19, 2017, the Central Bank of Argentina issued Communication “A” 6244, effective as of July 1, 2017, which structurally modified the exchange regulations in force, establishing a new foreign exchange regime that significantly eased the access to the exchange market (“MULC”, Mercado Único y Libre de Cambios).

In addition, on January 11, 2018, with the aim of providing more flexibility to the foreign exchange system, as well as promoting competition, allowing the entrance of new players to the system, a free floating foreign exchange market (Mercado Libre de Cambios, “MLC”) was established by means of Executive Decree No. 27/2018 (as Amended by Law No. 27,444), thus replacing the MULC.

Within the MLC, exchange operations shall be carried out both by financial entities and also by any other person which has been duly authorized by the Central Bank of Argentina to engage in permanent or customary trade in the purchase and sale of foreign coins and banknotes, gold coins or bars and traveler's checks, money orders, transfers or similar operations in foreign currency.

By virtue of Communication “A” 6443 of the Central Bank of Argentina, which came into force on March 1, 2018, companies from any sector that operate in the MLC may operate as an exchange agency, solely by registering via an electronic form entitled “Registry of Foreign Exchange Operators” (Registro de Operadores de Cambio).

On September 28, 2018, the Monetary Policy Committee of the Central Bank of Argentina introduced an exchange rate range, effective as of October 1, 2018, as part of the terms and conditions of a revised agreement with the International Monetary Fund approved on June 20, 2018. The Argentine peso’s exchange rate with the U.S. dollar will be allowed to fluctuate between Ps. 34.00 and Ps. 44.00 per $1.00 without the Central Bank’s intervention. The band was adjusted at a 3% monthly rate until the end of 2018 and will be adjusted at a monthly rate of 2% for 2019. If the exchange rate fluctuates over or below the range, the Central Bank of Argentina may intervene the MLC by selling or purchasing foreign currency, as the case may be, in order to maintain the exchange rate within the range.

As of the date of this annual report, in accordance with current regulations, all individuals and legal entities may freely operate in the exchange market and foreign exchange transactions may be carried out at the exchange rate freely agreed upon between the parties. All exchange and/or arbitrage operations shall be carried out through financial or exchange entities authorized by the Central Bank of Argentina, and shall comply in all cases with the provisions applicable to each transaction. Transactions that do not fall within the scope of the foreign exchange regulations will be subject to the Foreign Exchange Regime Law.

Notwithstanding the above mentioned measures recently adopted by the Macri administration, the Central Bank of Argentina and the federal government in the future may impose additional exchange controls that may impact our ability to transfer funds abroad and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina.

Brazil

Exchange Rates

The Brazilian real depreciated 11.3% against the U.S. dollar in 2014, 47.0% in 2015, and appreciated 19.4% in 2016, 1.7% in 2017, depreciated 19% in 2018 and 3.54% in the first quarter of 2019. As of April 24, 2019, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Brazil was R$3.96 per U.S. dollar.

Exchange Controls

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

Mexico

Exchange Rates

The Mexican peso depreciated 0.27% against the U.S. dollar in 2018 and appreciated 1.54% in the first quarter of 2019. As of April 24, 2019, the free-market exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Mexico in the Federal Official Gazette as the rate of payment of obligations denominated in non-Mexican currency payable in Mexico was Ps. 18.83 per U.S. dollar.

Exchange Controls

For the last few years, the Mexican government has maintained a policy of non-intervention in the foreign exchange markets, other than conducting periodic auctions for the purchase of U.S. dollars, and has not had in effect any exchange controls (although these controls have existed and have been in effect in the past). However, the new Mexican government has recently indicated that it may make changes to current monetary policy and exchange controls or other interventions affecting the exchange rate may be instituted in the future. We cannot assure you that the Mexican government will maintain its current policies with regard to the Mexican peso or that the Mexican peso will not further depreciate or appreciate significantly in the future.

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

Pursuant to the MFAs, McDonald’s has the ability to exercise substantial influence over the conduct of our business. For example, under the MFAs, we are not permitted to operate any other QSR chains, we must comply with McDonald’s high quality standards, we must own and operate at least 50% of all McDonald’s-branded restaurants in each of the Territories, we must maintain certain guarantees in favor of McDonald’s, including a standby letter of credit (or other similar financial guarantee acceptable to McDonald’s) in an amount of $80.0 million, to secure our payment obligations under the MFAs and related credit documents, we cannot incur debt above certain financial ratios, we cannot transfer the equity interests of our subsidiaries, any significant portion of their assets or certain of the real estate properties that we own without McDonald’s consent, and McDonald’s has the right to approve the appointment of our chief executive officer and chief operating officer. In addition, the MFAs require us to reinvest a significant amount of money, including through reimaging our existing restaurants, opening new restaurants and advertising, which plans McDonald’s has the right to approve. Under the 2017-2019 restaurant opening and reinvestment plan, we are required to open 180 restaurants and to reinvest $292 million in existing restaurants from 2017 through 2019. We cannot assure you that we will have available the funds necessary to finance these commitments, and their satisfaction may require us to incur additional indebtedness, which could adversely affect our financial condition. Moreover, we may not be able to obtain additional indebtedness on favorable terms, or at all. Failure to comply with these commitments could constitute a material breach of the MFAs and may lead to a termination by McDonald’s of the MFAs. In addition, on January 25, 2017, McDonald’s Corporation agreed to provide growth support for the same period. The impact of this support resulted in an effective royalty rate of 5.2% in 2017 and of 5.4% in 2018, and we project that it could result in an effective royalty rate of 5.9% in 2019.

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

For certain periods of 2014, 2015 and 2016, McDonald’s Corporation granted us limited waivers for our non-compliance with certain quarterly financial ratios specified in the MFA; a failure to comply with our original commitments could result in a material breach of the MFA.

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

Our business has grown significantly since the Acquisition, largely due to the opening of new restaurants in existing and new markets within the Territories, and also from an increase in comparable store sales. Our total number of restaurant locations has increased from 1,569 at the date of the Acquisition to 2,223 restaurants as of December 31, 2018.

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

Our 34 largest suppliers account for approximately 70.7 % of our purchases excluding Venezuela. Very few of our suppliers have entered into written contracts with us as we only have pricing protocols with a vast majority of them. Our supplier approval process is thorough and lengthy in order to ensure compliance with McDonald’s high quality standards. We therefore tend to develop strong relationships with approved suppliers and, given our importance to them, have found that pricing protocols with them are generally sufficient to ensure a reliable supply of quality products. While we source our supplies from many approved suppliers in Latin America and the Caribbean, thereby reducing our dependence on any one supplier, the informal nature of the majority of our relationships with suppliers means that we may not be assured of long-term or reliable supplies of products from those suppliers.

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

As of December 31, 2018, 30.7% of our restaurants were franchised. Under our franchise agreements, we receive monthly payments which are, in most cases, the greater of a fixed rent or a certain percentage of the franchisee’s gross sales. Franchisees are independent operators with whom we have franchise agreements. We typically own or lease the real estate upon which franchisees’ restaurants are located and franchisees are required to follow our operating manual that specifies items such as menu choices, permitted advertising, equipment, food handling procedures, product quality and approved suppliers. Our operating results depend to a certain extent on the restaurant profitability and financial viability of our franchisees. The concurrent failure by a significant number of franchisees to meet their financial obligations to us could jeopardize our ability to meet our obligations.

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

As of December 31, 2018, we owned the land for 496 of our 2,223 restaurants and the buildings for all but 11 of our restaurants. The value of these assets could decrease or rental costs could increase due to changes in local demographics, the investment climate and increases in taxes.

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

Market awareness is essential to our continued growth and financial success. Pursuant to the MFAs, we create, develop and coordinate marketing plans and promotional activities throughout the Territories, and franchisees contribute a percentage of their gross sales to our marketing plan. In addition, we are required under the MFAs to spend at least 5% of our sales on advertising and promotional activities in the majority of our markets. Pursuant to the MFAs, McDonald’s has the right to review and approve our marketing plans in advance and may request that we cease using the materials or promotional activities at any time if McDonald’s determines that they are detrimental to its brand image. We also participate in global and regional marketing activities undertaken by McDonald’s and pay McDonald’s approximately 0.1% of our sales in order to fund such activities.

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

As of December 31, 2018, we had $589.8 million in total outstanding indebtedness, consisting of $630.3 million in long-term debt, $0.4 million in short-term debt and $(40.9) million related to the fair market value of our outstanding derivative instruments. The agreements governing our outstanding indebtedness contain covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For instance, we are subject to negative covenants that restrict some of our activities, including restrictions on:

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

Uncertainty relating to the calculation of LIBOR and other reference rates and their potential discontinuance may materially adversely affect the value of our indebtedness and as a result our business, results of operations, financial condition and prospects.

As of December 31, 2018, we had no outstanding indebtedness tied to variable interest rates. However, we may take out loans in the future pursuant to our revolving credit facilities, some of which are tied to variable interest rates, primarily LIBOR. In recent years, national and international regulators and law enforcement agencies have conducted investigations into a number of rates or indices, such as LIBOR, which are deemed to be “reference rates.” Actions by such regulators and law enforcement agencies may result in changes to the manner in which certain reference rates are determined, their discontinuance, or the establishment of alternative reference rates. In particular, on July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. Such announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. Notwithstanding the foregoing, it appears highly likely that LIBOR will be discontinued or modified by 2021.

At this time, it is not possible to predict the effect that these developments, any discontinuance, modification or other reforms to LIBOR or any other reference rate, or the establishment of alternative reference rates may have on LIBOR, other benchmarks or floating rate debt securities, including the floating rate notes. Uncertainty as to the nature of such potential discontinuance, modification, alternative reference rates or other reforms may materially adversely affect the value of certain of our credit agreements that are tied to LIBOR. Furthermore, the use of alternative reference rates or other reforms could cause the interest rate calculated for such indebtedness to be materially different than expected. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

As of December 31, 2018, we had 78,691 employees in our Company-operated restaurants and staff. Controlling labor costs is critical to our results of operations, and we closely monitor those costs. Some of our employees are paid minimum wages; any increases in minimum wages or changes to labor regulations in the Territories could increase our labor costs. For example, during 2018, Venezuela implemented six increases in the minimum wage. Similarly, in Argentina, a law enacted in November 2010 requires companies to pay overtime to all employees (except directors and managers). In addition, certain proposed bills have attempted to implement additional payments for weekends and mandatory employee profit-sharing, but none of those have been enacted by Congress. These or similar regulations, if adopted, may have an adverse impact on our results of operations. Competition for employees could also cause us to pay higher wages.

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

Since we conduct our business in many countries in Latin America and the Caribbean, we are subject to the application of multiple tax laws and multinational tax conventions. Our effective tax rate therefore depends on these tax laws and multinational tax conventions, as well as on the effectiveness of our tax planning abilities. Our income tax position and effective tax rate are subject to uncertainty as our income tax position for each year depends on the profitability of Company-operated restaurants and on the profitability of franchised restaurants operated by our franchisees in tax jurisdictions that levy income tax at a broad range of rates. It is also dependent on changes in the valuation of deferred tax assets and liabilities, the impact of various accounting rules, changes to these rules and tax laws and examinations by various tax authorities. If our actual tax rate differs significantly from our estimated tax rate, this could have a material impact on our financial condition. In addition, any increase in the rates of taxes, such as income taxes, excise taxes, value added taxes, import and export duties, and tariff barriers or enhanced economic protectionism could negatively affect our business. Fiscal measures that target either QSRs or any of our products could also be taken.

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

Information technology system failures or interruptions or breaches of our network security may interrupt our operations, exposing us to increased operating costs and to litigation.

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

Food and paper costs represented 35.1% of our total sales by Company-operated restaurants in 2018, and 21.1% of our food and paper raw materials cost is exposed to fluctuations in foreign exchange rates. We rely on, among other commodities, beef, chicken, produce, dairy mixes, beverages and toppings. The cost of food and supplies depends on several factors, including global supply and demand, new product offerings, weather conditions, fluctuations in energy costs and tax incentives, all of which makes us susceptible to substantial price and currency fluctuations and other increased operating costs. Our hedging strategies on the imported portion of our food and paper raw materials may not be successful in fully offsetting cost increases due to currency fluctuations. Furthermore, due to the competitive nature of the restaurant industry, we may be unable to pass increased operating costs on to our customers, which could have an adverse effect on our results of operations.

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

We are engaged in various efforts to improve our customers’ experience in our restaurants. In particular, in partnership with McDonald’s, we have invested in Experience of the Future (“EOTF”), which focuses on restaurant modernization and technology and digital engagement in order to transform the restaurant experience. As we accelerate our pace of converting restaurants to EOTF, we are placing renewed emphasis on improving our service model and strengthening relationships with customers, in part through digital channels and loyalty initiatives and payment systems.

We are also developing a mobile ordering platform, which we expect to be available in the short term. In addition, we continue to build on mobile ordering and delivery initiatives, which may not generate expected returns. We may not fully realize the intended benefits of these significant investments, or these initiatives may not be well executed, and therefore our business results may suffer.

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

In addition, incidents of health pandemics, food-borne illnesses or food tampering could reduce sales in our restaurants. Widespread illnesses such as avian influenza, the H1N1 influenza virus, e-coli, bovine spongiform encephalopathy (or “mad cow” disease), hepatitis A or salmonella could cause customers to avoid meat or fish products. For example, the H1N1 influenza virus outbreak in Argentina and Mexico in 2009 significantly impacted our sales in those countries. Furthermore, our reliance on third-party food suppliers and distributors increases the risk of food-borne illness incidents being caused by third-party food suppliers and distributors who operate outside of our control and/or multiple locations being affected rather than a single restaurant. In addition, recurrent events in our region related to the Dengue, Yellow Fever and Zika viruses have resulted in heightened health concerns in the region, which could reduce the visits to our restaurants if these cases are not controlled. The latest reports of the Panamerican Health Organization related to Processed and Ultra Processed Foods put fast-food related products on their list of recommended products to avoid consuming, or on which to apply additional taxes or advertising-related restrictions.

Food safety events involving McDonald’s outside of Latin America or other well-known QSR chains could negatively impact our business industry. Another extended issue in our region is the use of social media to post complaints against the QSR segment and the use of mobile phones to capture any deviation in our processes, products or facilities. Media reports of health pandemics or food-borne illnesses found in the general public or in any QSR could dramatically affect restaurant sales in one or several countries in which we operate, or could force us to temporarily close an undetermined number of restaurants. As a restaurant company, we depend on consumer confidence in the quality and safety of our food. Any illness or death related to food that we serve could substantially harm our operations. While we maintain extremely high standards for the quality of our food products and dedicate substantial resources to ensure that these standards are met and well communicated publicly the spread of these illnesses is often beyond our control and we cannot assure you that new illnesses resistant to any precautions we may take will not develop in the future.

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

In June 2012, Chile passed a law banning the inclusion of toys in children's meals with certain nutritional characteristics (Law Nº 20,606). This law came into effect on June 26, 2016. The ban in Chile also restricts advertisements to children under the age of 14. As a result of these laws, we modified our children's meals in order to continue offering toys in them. The measures adopted allowed us to continue selling children's meals at similar levels as before the Law Nº 20,606 came into effect. However, we were subject to several audits by the Chilean authorities. Chilean Law Nº 20,869, which also came into effect on June 26, 2016, restricts advertisements on television and in movie theaters between 6:00 a.m. and 10:00 p.m. This law affects food products that exceed certain standards of nutritional quality set by the Chilean authorities. These restrictions on advertisements did not affect or have any impact on our sales. On June 26, 2019, strict standards of nutritional quality set by the Chilean authorities will come into effect and we have already modified the contents of some of our products in order to continue offering toys in children’s meals.

Similar to Chile, in 2013, Peru approved Law No. 30021, which, together with the corresponding Regulatory Decree approved in June 2017, restricts the advertising of processed food products and non-alcoholic beverages intended for children under 16. In addition, regulations establish that advertisements of food products and non-alcoholic beverages containing trans-fat and high levels of sodium, sugar and saturated fat must contain a warning stating that excessive consumption should be avoided. These regulations do not include food prepared on the spot at the request of a customer, and as a result, Arcos Dorados’ products are excluded from the scope of application of such law.

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

In Brazil, the Federal Prosecutor’s Office filed suit in 2009 seeking to enjoin various QSRs, including us, from including toys in our children’s meals. The Lower Federal Court in São Paulo ruled that the lawsuit was without merit. The Prosecutor’s Office filed an appeal against this decision, which will be adjudicated by the Regional Federal Court in São Paulo. As of the date of this annual report, this appeal is still pending and the outcome remains uncertain. In addition, the number of proposed laws seeking to restrict the sale of toys with meals increased significantly in Brazil at the federal, state and municipal levels. In April 2013, a consumer protection agency in Brazil fined us $1.6 million for a 2010 advertising campaign relating to our offering of meals with toys from the motion picture Avatar. We filed a lawsuit seeking to annul the fine. The lower court ruled there was no basis for the penalty, which was upheld by the appellate court. The consumer protection agency filed a special appeal against this decision, which is pending final decision. Although similar fines relating to our current and previous advertising campaigns involving the sale of toys may be possible in the future, as of the date of this annual report, we are unaware of any other such fines, and in 2018, our subsidiaries in Brazil and Mexico joined the International Food and Beverage Alliance that regulates advertising for kids to help ensure our ongoing compliance with advertising restrictions.

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

In Argentina, there are currently several bills in Congress aimed at restricting advertising of high-calorie or processed food and beverages, which are being discussed. Although as of the date of this annual report there are currently no federal regulations in force, some of these bills might be enacted in the short term. In addition, at the local level, the Province of Santa Fe and the City of Buenos Aires have enacted local regulations, imposing certain restrictions on the advertisement of high-calorie or processed foods and beverages targeting underage consumers.

Although we have in many cases been able to mitigate the impact of these types of laws and regulations on our sales, we may not be able to do so in the future and the imposition of similar or stricter laws and regulations in the future in the Territories may have a negative impact on our results of operations. In general, regulatory developments that adversely impact our ability to promote and advertise our business and communicate effectively with our target customers, including restrictions on the use of licensed characters, may have a negative impact on our results of operations.

We are subject to increasingly strict data protection laws, which could increase our costs and adversely affect our business.

On August 2018, Brazil approved the General Data Protection Law (“Lei Geral de Proteção de Dados” or “LGPD”), federal law 13,709/2018. Very similar to the European Union General Data Protection Regulation (“GDPR”), the LGDP significantly improves Brazil’s existing legal framework by regulating the use of personal data by the private and public sectors. The concept of “data processing” is broad and includes the collection, storage, transfer, deletion and other activities related to personal data; penalties include warnings, single and daily fines, blocking and elimination of the personal data at stake. By the time of its enforcement on August 2020, Arcos Dourados Comercio de Alimentos Ltda. will need to ensure that personal data processing is grounded on at least one legal basis provided for in the LGPD and will need to adopt administrative and technical security measures to protect personal data. The implementation of these and similar laws and regulations in the other countries in which we operate may increase our operation costs, which could have a material adverse effect on our business.

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

In addition, beginning in 2018, Latin America experienced a wave of regulatory attempts to eliminate single use plastic products in the region. In many countries, new laws and regulations, especially in relation to the use of plastic straws, have already been approved and in many cases will carry stiff penalties for violations. We will need to find suitable alternatives before these new laws and regulations become effective. We are working to find alternative products, which may be more expensive than the plastic products we previously used and which may increase our costs and have a material adverse effect on our business.

We may be adversely affected by legal actions with respect to our business.

We could be adversely affected by legal actions and claims brought by consumers or regulatory authorities in relation to the quality of our products and eventual health problems or other consequences caused by our products or by any of their ingredients. We could also be affected by legal actions and claims brought against us for products made in a jurisdiction outside the jurisdictions where we are operating. An array of legal actions, claims or damaging publicity may affect our reputation as well as have a material adverse effect on our revenues and businesses. See “Item 8. Financial Information─A. Consolidated Statements and Other Information─Legal Proceedings.”

Unfavorable publicity or a failure to respond effectively to adverse publicity, particularly on social media platforms, could harm our reputation and adversely impact our business and financial performance.

The good reputation of our brand is a key factor in the success of our business. Actual or alleged incidents at any of our restaurants could result in harmful publicity. Even incidents occurring at restaurants operated by our competitors or in the supply chain generally could result in negative publicity that could harm the restaurant industry and thus, indirectly, our brand. In particular, in recent years, there has been a marked increase in the use of social media platforms and similar devices which give individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their participants’ posts, often without filters or checks on accuracy of the content posted. A variety of risks are associated with the dissemination of this information online, including the improper disclosure of proprietary information, negative comments about our company, exposure of personally identifiable information, fraud or outdated information. The inappropriate use of social media platforms by our customers, employees or other individuals could increase our costs, lead to litigation or result in negative publicity that could damage our reputation. If we are unable to quickly and effectively respond, we may suffer damage to our reputation or loss of consumer confidence in our products, which could adversely affect our business, results of operations, cash flows and financial condition, as well as require resources to rebuild our reputation.

Certain Factors Relating to Latin America and the Caribbean

Our business is subject to the risks generally associated with international business operations.

We engage in business activities throughout Latin America and the Caribbean. In 2018, 70% of our revenues were derived from Brazil, Argentina, Mexico and Puerto Rico. As a result, our business is and will continue to be subject to the risks generally associated with international business operations, including:

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

Many of the jurisdictions in which we operate depend on remittances as a source of revenue. Many of our customers rely on remittances from family members living overseas as a primary or secondary source of income. Any law, regulation or event that restricts, taxes or prevents those remittances may adversely affect demand for our products and our customers’ ability to repay their consumer loans, which in turn may adversely affect our financial condition and results of operations. In particular, President Trump’s administration has in the past mentioned the possibility of taxing remittances to Mexico. We cannot assure you that the Trump administration will not implement taxing of remittances to Mexico or the other countries in which we operate. The implementation of any such measure may have a material adverse effect on our financial condition and results of operations.

Inflation and government measures to curb inflation may adversely affect the economies in the countries where we operate, our business and results of operations.

Many of the countries in which we operate, have experienced, or are currently experiencing, high rates of inflation. For example, as of June 30, 2018, Argentina is considered highly inflationary under U.S. GAAP. In addition, Venezuela has been considered hyperinflationary under U.S. GAAP since 2010. Although inflation rates in many of the other countries in which we operate have been relatively low in the recent past, we cannot assure you that this trend will continue. The measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies that could lead to reduced demand for our core products and decreased sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our customers, which could adversely affect our operating margins and operating income.

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

Price controls and other similar regulations in certain countries have affected, and may in the future affect, our results of operations.

Certain countries in which we conduct operations have imposed, and may continue to impose, price controls that restrict our ability, and the ability of our franchisees, to adjust the prices of our products. For example, there are currently certain price control regulations in effect in Argentina. However, the current administration has not enforced these regulations since 2015, and as a result, we are not in practice subject to price controls in Argentina.

Moreover, the Venezuelan market is subject to a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although we managed to navigate the negative impact of the price controls on our operations from 2013 through 2018, the existence of such laws and regulations continues to present a risk to our business. We continue to closely monitor developments in this dynamic environment. See “Item 4. Information on the Company—B. Business Overview—Regulation.”

The imposition and enforcement of these and similar restrictions in the future may place downward pressure on the prices at which our products are sold and may limit the growth of our revenue. We cannot assure you that existing price controls will not be enforced or become more stringent, or that new price controls will not be imposed in the future, or that any such controls may not have an adverse effect on our business. Our inability to control the prices of our products could have an adverse effect on our results of operations.

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

We are subject to significant foreign currency exchange controls and currency devaluation in certain countries in which we operate.

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

For example, in 2018, our subsidiaries in Argentina represented 15.9% of our total revenues. Although the current administration has eased exchange controls, the Argentine government has in the past tightened restrictions on capital flows and imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments outside of Argentina. Furthermore, in the past, the Central Bank of Argentina exercised a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of inter-company loans as well as the import of goods. Any implementation of such measures in the future could impact our ability to transfer funds outside of Argentina and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina. As a result, if we are prohibited from transferring funds out of Argentina, or if we become subject to similar restrictions in other countries in which we operate, our results of operations and financial condition could be materially adversely affected.

In addition, the continuing devaluation of the Argentine peso since the end of 2015 and the Venezuelan bolivar since 2010 has led to higher inflation levels, has significantly reduced competitiveness, real wages and consumption and has had a negative impact on businesses whose success is dependent on domestic market demand and supplies payable in foreign currency.

Moreover, the new Mexican federal government has recently indicated that it may make changes to current monetary policy and exchange controls or other interventions affecting the exchange rate may be instituted in the future. We cannot assure you that the Mexican government will maintain its current policies with regard to the Mexican peso. As a result, if the new Mexican federal government changes its monetary policy or exchange controls, our results of operations and financial condition could be materially adversely affected.

Further currency devaluations in any of the countries in which we operate could have a material adverse effect on our results of operations and financial condition. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls.”

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

For example, Argentine regulations require us to seek permission from the Argentine authorities prior to importing certain goods. Although these regulations do not currently affect us, they may in the future prevent or delay the receipt of goods that we require for our operations, or increase the costs associated with obtaining those goods, and therefore have an adverse impact on our business, results of operations or financial condition. Additionally, in 2017, Venezuela enacted the Productive Foreign Investments Constitutional Act, which replaced the Foreign Investment Act of 2014. This law establishes the requirements and limitations for the transfer of dividends and repatriation of foreign investments. It also establishes a minimum investment sum to be registered with the Ministry of Popular Power with Foreign Investment, limits access to internal financing, modifies the criteria of foreign investments and creates a new penalty system for those who do not comply with the law.

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

Mr. Woods Staton, our Executive Chairman, owns or controls common stock representing 43.22% and 77.92%, respectively, of our economic and voting interests. As a result, Mr. Woods Staton is and will be able to strongly influence or effectively control the election of our directors, determine the outcome of substantially all actions requiring shareholder approval and shape our corporate and management policies. The MFAs’ requirement that Mr. Woods Staton at all times hold at least 51% of our voting interests likely will have the effect of preventing a change in control of us and discouraging others from making tender offers for our shares, which could prevent shareholders from receiving a premium for their shares. Moreover, this concentration of share ownership may make it difficult for shareholders to replace management and may adversely affect the trading price for our class A shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. This concentration of control could be disadvantageous to other shareholders with interests different from those of Mr. Woods Staton and the trading price of our class A shares could be adversely affected. See “Item 7. Major Shareholders and Related Party Transactions―A. Major Shareholders” for a more detailed description of our share ownership.

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

Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association, we are authorized to issue up to 420,000,000 class A shares, of which 125,232,247 class A shares were outstanding as of December 31, 2018 and 6,360,826 class A shares were held in treasury. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our class A shares.

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

We commenced operations on August 3, 2007, as a result of the Acquisition of McDonald’s LatAm business. Woods Staton, our Executive Chairman and controlling shareholder, was the joint venture partner of McDonald’s Corporation in Argentina for over 20 years prior to the Acquisition and also served as President of McDonald’s South Latin American division from 2004 until the Acquisition. Our senior management team includes executives who had previously worked in McDonald’s LatAm business or with Mr. Woods Staton.

We hold our McDonald’s franchise rights pursuant to the MFA for all of the Territories except Brazil, executed on August 3, 2007, as amended and restated on November 10, 2008 and as further amended on August 31, 2010, June 3, 2011 and March 17, 2016, entered into by us, LatAm, LLC (the “Master Franchisee”), our wholly owned subsidiary Arcos Dorados Coöperatieve U.A., Arcos Dorados B.V., certain subsidiaries of the Master Franchisee, Los Laureles, Ltd. and McDonald’s. On March 21, 2018, Arcos Dorados Group B.V. (together with Arcos Dorados B.V. and us, the “Owner Entities”) replaced Arcos Dorados Coöperatieve U.A. as party to the MFA. On August 3, 2007, our subsidiary Arcos Dourados Comercio de Alimentos Ltda., or the Brazilian Master Franchisee, and McDonald’s entered into the separate, but substantially identical, Brazilian MFA, which was amended and restated on November 10, 2008. See “Item 10. Additional Information―C. Material Contracts―The MFAs.”

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

As a result of our previous reinvestment and reopening plans, property and equipment expenditures were $197.0 million, $174.8 million and $92.3 million in 2018, 2017 and 2016 respectively. In 2018, we opened 70 restaurants, reimaged 173 existing restaurants, opened 6 McCafé locations and 375 Dessert Centers (see “—B. Business

Overview—Our Operations—McCafé Locations and Dessert Centers”). In 2017, we opened 50 restaurants, reimaged 124 existing restaurants and opened 2 McCafé locations and 223 Dessert Centers (see “—B. Business Overview—Our Operations—McCafé Locations and Dessert Centers”). In 2016, we opened 33 restaurants, reimaged 81 existing restaurants and opened one McCafé location and 140 Dessert Centers (see “—B. Business Overview—Our Operations—McCafé Locations and Dessert Centers”). In 2018, 2017 and 2016, we closed 35, 18 and 18 restaurants, respectively.

In addition, outflows related to purchases of restaurant businesses paid at acquisition date totaled $0.9 million in 2017. We had no such outflows in 2018 and 2016.

Proceeds from the sale of property and equipment and sales of restaurant businesses, including related advances, totaled $13.0 million, $72.4 million and $113.5 million in 2018, 2017 and 2016, respectively.

Capital expenditures for 2019 are expected to be between $270.0 million and $300.0 million (including development and non-development capital expenditures), considering between 80 and 85 gross restaurant openings.

In March 2015, we announced a plan to monetize certain real estate assets in our portfolio that are either non-core or operating assets where the value significantly exceeds the operating potential of the asset. We have many long-standing assets across our region that have appreciated due to the significant development around those properties. As of December 31, 2018, and since inception, the cumulative redevelopment proceeds we received from the sale of these properties totaled $168.1 million. The main goal of the redevelopment initiative was to reduce debt levels. We have decided not to pursue additional redevelopment deals at this time, as the stated debt reduction targets have been achieved.

B.	Business Overview

Overview

We are the world’s largest independent McDonald’s franchisee in terms of systemwide sales and number of restaurants, according to McDonald’s, representing 4.3% of McDonald’s global sales in 2018. We have the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to collectively as the Territories. As of December 31, 2018, we operated or franchised 2,223 McDonald’s-branded restaurants, which represented 6.3% of McDonald’s total franchised restaurants worldwide. In 2018 and 2017, we accrued $157.9 million and $164.0 million, respectively, in royalties to McDonald’s (not including royalties accrued on behalf of our franchisees).

We operate in the QSR sub-segment of the fast food segment of the Latin American and Caribbean food service industry. In Latin America and the Caribbean, the fast food segment has benefited from the region’s increasing modernization, as people in more densely populated areas adopt lifestyles that increasingly seek convenience, speed and value.

We commenced operations on August 3, 2007, as a result of the Acquisition. We operate McDonald’s-branded restaurants under two different operating formats, Company-operated restaurants and franchised restaurants. As of December 31, 2018, of our 2,223 McDonald’s-branded restaurants in the Territories, 1,540 (or 69.3%) were Company-operated restaurants and 683 (or 30.7%) were franchised restaurants. We generate revenues primarily from two sources: sales by Company-operated restaurants and revenues from franchised restaurants. Revenues from franchised restaurants primarily consist of rental income, which is generally based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. We own the land for 496 of our restaurants (totaling approximately 1.1 million square meters) and the buildings for all but 11 of our restaurants.

Our business has grown significantly since the Acquisition: we have increased our presence in existing and new markets in the Territories by opening a net total of 35 restaurants (70 total restaurants opened, including 42 Company-operated and 28 franchised, while 35 closed), 6 McCafé locations and 375 Dessert Centers (see “—Our Operations—McCafé Locations and Dessert Centers”).

We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela; NOLAD, consisting of Costa Rica, Mexico and Panama; and SLAD, consisting of Argentina, Chile, Ecuador, Peru and Uruguay.

As of December 31, 2018, 43.5% of our restaurants were located in Brazil, 17.7% in SLAD, 23.6% in NOLAD and 15.2% in the Caribbean division. We believe our diversified market presence reduces our dependence on any one market and helps stabilize the impact of individual countries’ economic cycles on our revenues. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

The following table presents a breakdown of total revenues by division:

	For the Years Ended December 31,
	2018	2017	2016	2015	2014
	(in thousands of U.S. dollars)
Total Revenues
Brazil	$1,345,453	$1,496,573	$1,333,237	$1,361,989	$1,816,046
Caribbean division(1)	483,743	474,822	409,671	398,144	594,220
NOLAD	406,848	386,874	363,965	367,364	385,114
SLAD	845,527	961,256	821,757	925,243	855,685
Total	3,081,571	3,319,525	2,928,630	3,052,740	3,651,065

(1)	Currency devaluations in Venezuela have had a significant effect on our income statements and have impacted the comparability of our income statements. See “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Foreign Currency Translation-Venezuela.”

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

The chart below illustrates the economics for Company-operated restaurants and franchised restaurants in the case of owned and leased real estate:

Source: Arcos Dorados

In addition, we are the majority stakeholder in two joint ventures that collectively own 15 restaurants in Argentina and Chile. We have also granted developmental licenses to 11 restaurants. Pursuant to the developmental licenses, the developmental licensees own or lease the land on and building in which the restaurant is located and pay a franchise fee to us in addition to the continuing franchise fee due to McDonald’s. All of our joint ventures and developmental licenses were in existence at the time of the Acquisition.

Restaurant Categories

We classify our restaurants into one of four categories: (i) freestanding, (ii) food court, (iii) in-store and (iv) mall stores. Freestanding restaurants are the largest type of restaurant, have ample indoor seating and include a drive-thru area and parking lot. Food court restaurants are located in malls and consist primarily of a front counter and kitchen and do not have their own seating area. In-store restaurants are part of a larger building, but they do not have a drive-thru area or a parking lot. Mall stores are located in malls like food court restaurants, but have their own seating areas. As of December 31, 2018, 1,049 (or 47.2%) of our restaurants (not including non-traditional satellite stores) were freestanding, 581 (or 26.1%) were food courts, 285 (or 12.8%) were in-stores and 308 (or 13.9%) were mall stores. These percentages vary by country, and may shift as opportunities in malls and more densely populated areas become available in some of the Territories.

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

Reimaging

An important component of our development plan is the reimaging of existing restaurants. As of December 31, 2018, we had completed the reimaging of 841 of the 1,569 restaurants we purchased in the Acquisition, an increase of 135 restaurants as compared to December 31, 2017. Our restaurants that have undergone reimaging during the past three years have experienced an additional increase in sales per restaurant over the comparable sales growth experienced by restaurants which have not been reimaged in the same period. Both we and McDonald’s are committed to maintaining an image for our restaurants that creates a contemporary dining experience. Over the last few years, we have invested substantially in the reimaging of our restaurants, and we, pursuant to the MFAs, have committed to a significant reimaging plan. See “Item 10. Additional Information—C. Material Contracts.”

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

McCafé locations have been a key factor in adding value to our customers’ experience and represented 9.4% of the total transactions and 5.9% of total sales of the restaurants in which they were located in 2018. As of December 31, 2018, there were 266 McCafé locations in the Territories, of which 17.3% were operated by franchisees. Argentina and Brazil, with 82 and 79 locations, respectively, have the greatest number of McCafé locations. The first McCafé in Latin America was opened in Argentina in 1999. Pursuant to the MFAs, we have the right to add McCafé locations to the premises of our restaurants.

Below are images of the interior of two of our McCafé locations:

Dessert Center -Ice Cube

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

Dessert Centers represented 35.5% of our transactions and 10.9% of our total sales in 2018. As of December 31, 2018, there were 3,089 Dessert Centers in the Territories. Dessert Centers are highly successful in Brazil, where we have 1,795 locations. The first Dessert Center was created in Brazil in 1979.

The following maps set forth our McCafé locations and Dessert Centers in each of the Territories as of December 31, 2018:

Network of McCafé Locations	Network of Dessert Centers
266 total McCafé locations	3,089 total Dessert Centers

Source: Arcos Dorados

The McDonald’s Brand

Interbrand, a brand consulting firm, ranked McDonald’s tenth among the top twenty global brands in 2018. In addition, we believe that in Latin America and the Caribbean, the McDonald’s brand benefits from an aspirational cachet as a “destination” restaurant with a reputation for safe, fresh and good-tasting food in an attractive setting. McDonald’s strong brand equity stems from the dedicated execution of its brand promise and its ability to associate with the local community where it operates. McDonald’s sets the standard in the restaurant industry worldwide for brand stewardship and marketing leadership.

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

Our menus feature three tiers of products: (i) affordable entry-level options, such as our Combo del Día (Combo of the Day), McTrio 3x3 in Mexico and Almuerzos Colombianos (Colombian Lunches) in Colombia, (ii) core menu options, such as the Big Mac, Happy Meal and Quarter Pounder, and (iii) premium options, such as Big Tasty or Signature Collection hamburgers and chicken sandwiches and low-calorie or low-sodium products that are marketed through common platforms rather than as individual items. These platforms can be based on the type of products, such as beef, chicken, salads or desserts, or on the type of customer targeted, such as the children’s menu. We have offered a new menu with fewer calories and less sugar and sodium in the majority of our Territories since 2011.

Since 2013, we have offered dairy products, fresh fruits or vegetables with our Happy Meals in all of the Territories except Venezuela.

Our core menu is the most important element of our menu strategy and includes well-recognized food choices that have global customer acceptance and are what customers repeatedly order at McDonald’s-branded restaurants worldwide. During 2018, we celebrated the fiftieth anniversary of the Big Mac by distributing MacCoins, the first McDonald’s currency, in the majority of our markets. Customers were able to exchange their MacCoins for Big Macs until the end of 2018 in participating markets. We also made extensions of our core products, such as Grand Big Mac and Grand Cheddar McMelt in Brazil, Double Quarter Pounder with Cheese and Bacon in Argentina and Chile and cheddar and bacon fries in Argentina and Brazil.

Product Development

We have been very innovative in our product development in Latin America and the Caribbean. In key countries, our understanding of the local market has enabled us to successfully introduce new items to appeal to local tastes and to provide our customers with additional food options. Our chicken-based offerings include bone-in chicken in markets such as Colombia, Peru, Panama and Costa Rica. We also offer Signature Collection hamburgers with innovative flavors and premium offerings, such as Club House, Signature Guacamole Crispy Onion Barbecue. Also, we carefully monitor the sales of our products and are able to quickly modify them if necessary. For instance, although we always offer the McFlurry dessert product, we include in this product platform a promotional topping that is offered for a limited period of time, followed by a new promotional topping to maintain the sales momentum (for example, Oreo, Ovomaltine, Hershey’s, Milka and Kit Kat).

In 2011, we began the rollout of Made For You, or MFY, a new kitchen operating platform that allows us to improve the quality and freshness of our products, provide faster service and diversify our offerings. MFY’s implementation is funded by cutting waste and productivity gains. As of December 31, 2013, we had implemented MFY in almost all of our Company-operated restaurants in Argentina, Aruba, Brazil, Curaçao, French Guiana, Mexico, Puerto Rico, Trinidad and Tobago, and the U.S. Virgin Islands. During 2014, we implemented MFY in Costa Rica, Panama, seven restaurants in Uruguay and 23 of our new restaurants in Colombia. During 2015, we completed MFY in Martinique, four restaurants in Guadalupe and 32 additional restaurants in Colombia. During 2017, we completed the implementation of MFY in the French West Indies and during 2018, we completed the implementation of MFY in the rest of the territories in which we operate.

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

Advertisement & Promotion

We believe that sales in the QSR sub-segment can be significantly affected by the frequency and quality of our advertising and promotional programs. In particular, we benefit from the strength of McDonald’s global resources, including its global alliances with some of the largest multinational conglomerates and sponsorship of sporting events such as the FIFA World Cup and participation in various movie promotions, which provides us with important advertising and promotion opportunities.

We promote the McDonald’s brand and our products by advertising in all of the Territories. We create, develop and coordinate marketing plans and promotional activities throughout the Territories; however, pursuant to the MFAs, McDonald’s reserves the right to review and approve any advertising materials and related promotional activities and may request that we cease using the materials or promotional activities at any time if McDonald’s determines that they are detrimental to its brand image. We are required under the MFAs to spend at least 5% of our gross sales, and our franchisees generally are required to pay us a certain percentage of their gross sales for the portion of advertising expenditures related to their restaurants, on advertisement and promotion activities. The only exception to this policy is in Mexico, where both we and our franchisees contribute funds to a cooperative that is responsible for advertisement and promotion activities for Mexico.

Our advertisement and promotion activities are guided by our overall marketing plan, which identifies the key strategic platforms that we aim to leverage to drive sales. The advertisement and promotion program is formulated based on the amount of advertisement and promotion support needed for each strategic platform for the year. Our key strategic platforms include menu relevance, by introducing premium products and extending core product lines, convenience and strengthening the kids and family experience. In terms of pricing, we understand that our customers seek great-tasting food at affordable prices and that their perception of value while at the restaurant is a significant factor in determining overall satisfaction and frequency of visits. For example, in 2018, with the goal of increasing our local customer frequency, we launched the fiftieth anniversary of the Big Mac celebration as part of a global activation, in Argentina, Brazil, Chile, Colombia, Ecuador, Peru, Uruguay, Puerto Rico, French Guyana, Martinique and Guadeloupe, where we distributed the MacCoins, the first McDonald’s currency. Customers were able to exchange their MacCoins for Big Macs until the end of 2018 in such markets. Other initiatives included the “books or toys” campaign in all our markets in Latin America, through which we sold more than 15 million books since 2013 and more than 900 thousand books in 2018 alone and which aims to encourage children’s creativity. We also continued our premium platform through which we offered new, premium dishes, such as the Pico Guacamole, Blue Cheese and Bacon, Mushroom Swiss, Chipotle, Egg & Bacon, McPicanha and McVeggie preparations of our Signature Collection burgers.

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

The following map sets forth the number of our restaurants in each of our operating divisions as of December 31, 2018:

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

Set forth below is a summary of our restaurant portfolio as of December 31, 2018.

	Ownership					Store Type(1)						Real Property(2)
Portfolio by Division	Company- Operated	Joint Venture	Franchised	Developmental License	Total	Freestanding	Food Court	In-Store	Mall Store	Dessert Centers	McCafé Locations	Owned	Leased
Brazil	584	0	384	0	968	432	340	85	111	1,795	79	108	860
Caribbean Division	251	0	85	1	337	225	21	37	54	321	37	129	207
NOLAD	362	0	152	10	524	272	145	50	56	615	20	162	352
SLAD	328	15	51	0	394	120	74	112	87	358	130	97	297
Total	1,525	15	672	11	2,223	1,049	580	284	308	3,089	266	496	1,716

(1)	Non-traditional satellite restaurants are not included in these figures.

(2)	Developmental licenses and mobile stores are not included in these figures.

Brazil

Brazil is our largest division in terms of restaurants, with 968 restaurants as of December 31, 2018 and $1,345.5 million in revenues in 2018, representing 43.5% and 43.7% of our total restaurants and revenues, respectively. Our operations in Brazil are based in Sao Paulo and McDonald’s has been present in Brazil since opening its first restaurant in Rio de Janeiro in 1979.

Caribbean Division

The Caribbean division includes eleven territories with 337 restaurants as of December 31, 2018 and $483.7 million in revenues in 2018, representing 15.2% and 15.7% of our total restaurants and revenues, respectively. Its primary market in terms of number of restaurants is Venezuela, representing 35.6% of the Caribbean division’s restaurants. Venezuela is our fourth-largest market in terms of restaurants. McDonald’s has been present in Venezuela since opening its first restaurant in Caracas in 1985. In terms of revenues, however, our primary market in this region is Puerto Rico, accounting for 30.0% of the Caribbean division’s revenues.

NOLAD

NOLAD includes three countries with 524 restaurants as of December 31, 2018 and $406.8 million in revenues in 2018, representing 23.6% and 13.2% of our total restaurants and revenues, respectively. Its primary market is Mexico, where the division’s management is based. McDonald’s has been present in Mexico since opening its first restaurant in Mexico City in 1985. Mexico represents 74.0% of NOLAD’s restaurants and 45.7% of NOLAD’s revenues, and Mexico is our second-largest market in terms of restaurants.

SLAD

SLAD includes five countries with 394 restaurants as of December 31, 2018 and $845.5 million in revenues in 2018, representing 17.7% and 27.4% of our total restaurants and revenues, respectively. Its primary market is Argentina, where the division’s management is based. McDonald’s has been present in Argentina since opening its first restaurant in Buenos Aires in 1986. As of December 31, 2018, Argentina represented 57.6% of SLAD’s restaurants and 58.1% of SLAD’s revenues in 2018. Argentina is our third-largest market in terms of restaurants.

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

Pursuant to the MFAs, we purchase core products and services, such as beef, chicken, buns, produce, cheese, dairy mixes and toppings, from approved suppliers and distributors who satisfy the above requirements. If McDonald’s determines that any product or service offered by an approved supplier is not in compliance with its standards, it may terminate the supplier’s approved status. Beyond the purchase of core products and services, we have no restrictions on which suppliers or distributors we may use. We have largely continued the supply relationships that McDonald’s had established prior to the Acquisition, and we develop relationships with new suppliers in accordance with McDonald’s product and supplier protocols, including the following: Supplier Quality Management System, (SQMS), Social Workplace Accountability (SWA), Distributor Quality Management Program (DQMP), Animal Health and Welfare (AHW) or Packaging Quality Management Systems (PQMS).

Since the process to become an approved supplier is lengthy, expensive and requires proof of compliance with McDonald’s high quality standards, we have found that oral agreements with our approved suppliers generally are sufficient to ensure a reliable supply of quality food products, and we have developed long-term relationships with many of our suppliers. In addition, we enter into written agreements with most of our suppliers regarding the cost of such goods, which can be based on pricing protocols, formula costing, benchmarking or open bidding, as appropriate. Our 34 largest suppliers account for approximately 70.7% of our supplies excluding Venezuela, and no single supplier or group of related suppliers account for more than 11% of our total food and paper costs. Among our main suppliers are McCain Foods Limited, HAVI Group L.P., JBS S.A., Reyes Holdings L.L.C., BRF S.A., The Coca-Cola Company, Campo del Tesoro S.A., Polenghi Industrias Alimenticias Ltda., Bimbo S.A., Arytza S.A., Axionlog B.V., Bemis Company Inc., Eco Axial S.A., Frima S.A., Tyson Foods, Golden State Foods, Kerry Group plc., Schreiber Foods Inc., Griffith Foods Worldwide Inc., Granja Tres Arroyos SRL, Panifresh S.A., Lactalis, Cargill S.A., Brasilgrafica S.A., Productos Alimenticios Kelly's S.A., Sergesa, Lacteos de Poblet S.A, Danone S.A., Fortunato Mangravita SA, Watts S.A., Terbium Industrial S.A. de C.V., BO Packaging S.A., Nestle S.A., Marfrig Global Foods S/A e Industrial and American Beef S.A.

Our integrated supply chain management optimizes value as we work with suppliers to develop pricing protocols, inventory, planning and product quality. As of December 31, 2018, approximately 22.6% of the food and paper products used in our restaurants were exposed to fluctuations in foreign exchange rates. This percentage varies among the Territories; for example, 30.5% of the products consumed in Mexico are exposed to fluctuations in foreign exchange rates, while 16.1% and 48.6% of the products consumed in Brazil and Colombia, respectively, are exposed. This includes the toys distributed in our restaurants, which are imported from China. Certain supplies, such as beef, must often be locally sourced in 2018 due to restrictions on their importation. Combined with the MFAs’ requirement to purchase certain core supplies from approved suppliers, although we maintain contingency plans to back up restaurant supplies, we may not be able to quickly find alternate or additional supplies in the event a supplier is unable to meet our orders. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—We depend on oral agreements with third-party suppliers and distributors for the provision of products that are necessary for our operations.” The suppliers send almost all of their products to distribution centers that are in charge of transportation, warehousing, financial administration, demand and inventory planning and customer service. The distribution centers interact directly with our Company-operated and franchised restaurants.

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

Our Customers

We aim to provide our customers with safe, fresh and good-tasting food at a good value and a favorable dining experience in the family friendly environment demanded by our target demographic of young adults and families with children. Based on data from the United Nations Economic Commission for Latin America and the Caribbean, the Territories represented a market of approximately 555 million people in 2018—equivalent to the combined population of the United States, Germany, France and the United Kingdom—of which approximately 25.1% are under 14 years old and 42.0% are under 25 years old. As a business focused on young adults in the 14 to 35 age range and families with children, our operations have benefited, and we expect to continue to benefit, from our Territories’ population size, age profile when compared to more developed markets and improving socio-economic conditions.

The McDonald’s brand in Latin America is positioned as an aspirational experience and a destination for our guests. In order to maintain that brand positioning, we have implemented several initiatives focused on providing our guests with a differentiated customer experience. EOTF provides an innovative experience with a noticeable change in the areas of service, hospitality, and atmosphere in the restaurant. We will evolve to an integrated vision, based on 5 fundamental pillars to transversally deliver the expected experience for our guest: atmosphere, people, family, menu and technology.

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

Certain countries in which we conduct operations have imposed, and may continue to impose, price controls that restrict our ability, and the ability of our franchisees, to adjust the prices of our products.

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

The Creation of the Observatory of Prices and Availability of Inputs, Goods and Services Act created a technical agency under the Secretary of Commerce (the Observatory of Prices and Availability of Inputs, Goods and Services) to control and systematize prices. Under the current administration, the Argentine government has not enforced the aforementioned regulations and neither this agency nor those regulations has had an adverse impact on us. As of the date of this annual report, we are not aware of any measures carried out implementing the abovementioned regulations in Argentina, but we cannot assure you that such regulations will not impact our business and results of operations in the future.

Similarly, in Venezuela, the Fair Price Act has been in force since 2013, which seeks to lower high inflation by controlling prices and costs in the chain of production. The Fair Price Act generally sets forth a profit cap of 30% on the cost structure of goods and services, thus reducing management’s ability to freely determine final prices. According to regulations passed under the Fair Price Act, to determine a final and fair price, management must observe and consider all of the costs of production, including (i) acquisition costs of raw materials, the determination of which must comply with existing regulations on transfer pricing (i.e., price, freight, primary storage, non-recoverable taxes and other costs directly attributable to the acquisition of raw materials), (ii) labor costs, and (iii) indirect costs of production.

The Fair Price Act also empowers the National Agency for the Defense of Socio-economic Rights to implement provisions and regulations on “fair pricing” and to oversee and audit businesses in Venezuela. Breaches of the Fair Price Act can result in criminal charges against merchants or business people. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Latin America and the Caribbean—Price controls and other similar regulations in certain countries have affected and may continue to affect our results of operations.” Although we managed to navigate the negative impact of the price controls on our operations from 2013 through

2018, the existence of such laws and regulations continues to present a risk to our business. We continue to closely monitor developments in this dynamic environment.

We are also subject to the labor laws applicable in the countries in which we operate. The adoption of new or more stringent labor laws or regulations could result in a material liability to us. For example, during 2018, Venezuela implemented six increases in the minimum wage and the United States Virgin Islands approved the final wage increase in a three-stage increase started in 2015. In Argentina, a law enacted in November 2010 requires companies to pay overtime to all employees (except directors and managers). In addition, certain proposed bills have attempted to implement additional payments for weekends and mandatory employee profit-sharing, but none of those have been enacted by Congress. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—Labor shortages or increased labor costs could harm our results of operations.”

New interpretations or unexpected applications of existing labor laws or regulations may also affect our business practices or results of operations. In August 2015, UGT (União Geral dos Trabalhadores), a Brazilian labor union, filed a complaint before the Federal Prosecutor’s Office claiming that we breached tax, labor, franchise and antitrust laws. The Prosecutor’s Office dismissed the complaint related to labor law and ordered the investigation to be split between the tax and franchise/antitrust law accusations. On November 2016, the Prosecutor’s Office dismissed the complaint concerning franchise/antitrust law accusations and the investigation was closed in 2017. However, although we have not been formally notified, we understand that a preliminary inquiry is in progress to examine the complaint related to the tax claim. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Retained Lawsuits and Contingent Liabilities.”

In September 2014, Argentina enacted Law No. 26,993 (the “Prior Conciliation Service in Consumer Relations”). The Prior Conciliation Service in Consumer Relations is an administrative dispute resolution service within the Argentine Ministry of Production, by which consumers may freely submit their claims, with the purpose of reaching a settlement enforceable before the courts in case of noncompliance before a mediator within 30 days from the filing of the relevant claim. Consumers may only carry out proceedings before this administrative entity when the claims do not exceed a value equivalent to 55 times the minimum wage. Pursuant to Law No. 26,993, companies that are summoned to, but do not appear before, the Prior Conciliation Service in Consumer Relations may be subject to a fine equivalent to one minimum wage.

In addition, we may become subject to legislation or regulation seeking to regulate high-fat and/or high-sodium foods, particularly in Argentina, Brazil, Chile and Uruguay. Moreover, restrictions on advertising by food retailers and QSRs have been proposed or adopted in Argentina, Brazil, Chile, Colombia, Mexico, Peru and Uruguay, including proposals to restrict our ability to sell toys in conjunction with food. Certain jurisdictions in the United States are considering curtailing or have curtailed McDonald’s ability to sell children’s meals including free toys if these meals do not meet certain nutritional criteria. Similar restrictions, if imposed in the Latin American countries where we do business, may have a negative impact on our results of operations. We will comply with any laws or regulations that may be enacted, and we can provide no assurance of the effect that any possible future laws and regulations will have on our operating results. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Industry—Restrictions on promotions and advertisements directed at families with children and regulations regarding the nutritional content of children’s meals may harm McDonald’s brand image and our results of operations.”

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

For example, in 2018, there was increased attention on single-use plastic products, such as plastic straws, and various countries and big cities in Puerto Rico, Uruguay and Brazil began implementing regulations prohibiting or restricting the use of certain plastic products. The implementation of these and similar laws and regulations may increase our supply costs if we are required to change the types of disposable products that we use in our restaurants, which could have a material effect on our business. See “Item 3. Key Information—D. Risk Factors— Certain Factors Relating to Our Industry— Environmental laws and regulations may affect our business.”

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

Social Initiatives and Charitable Activities

The well-being of the communities where we operate is of considerable importance to us and we are engaged in a wide range of programs focused on positively impacting those communities. In addition to the current support we give to Ronald McDonald House Charities, we expanded our social reach in 2018 by strengthening our initiatives in the areas of Youth Employment and Sustainable Development.

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

We increased our focus on Youth Employment because it has been one of the most significant problems facing Latin American countries in recent years. Being one of the largest employers in Latin America and the Caribbean, over 80% of our new hires during 2018 were young adults.

Another initiative is Empleo con Apoyo, which aims to provide employment opportunities to youth with disabilities, encouraging the development of their skills and raise awareness with respect to the needs of individuals with disabilities. During 2018, approximately 2,000 employees were part of this program. In addition and related to Empleo con Apoyo, in 2018 we received the Global Recognition Award from the United Nations for our exemplary employment practices for disabled people in the State of Sao Paulo, Brazil. We maintain these practices in several of our markets through alliances with local organizations, such as the one with DISCAR in Argentina, which offer formal job opportunities to people with disabilities.

In addition, in April 2012, we became one of the founders and partners of the New Employment Opportunities (NEO) Program developed by the Inter-American Development Bank and the International Youth Foundation, which promotes the employability of the region’s youth. As of December 2018, NEO has reached approximately 250,000 youth in 7 countries within the region. We have strengthened this alliance by working with NEO in Mexico, Chile, and Panama.

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

Additionally, we have continued to strengthen our partnerships with other organizations that focus on soft skills training, such as the Forge Foundation (including its branches in Argentina, Mexico, Uruguay, Peru and Mexico), Aldeas SOS and Movimiento Nueva Generación Instituto Ayrton Senna (Brazil), among others in Latin America. In 2018, we donated over $9.0 million in connection with Gran Dia and McHappy Day. Those funds were transferred to non-governmental organizations that support the development of soft skills and the employability skills of young people across the region as well as supporting the local chapters of the Ronald McDonald Foundation.

In addition, in partnership with the JPMorgan Chase Foundation and IOS (Institute of Social Opportunities) in Brazil, we signed an alliance to develop a certified academic program in IT, Talentos del Futuro. Approximately 100 young people from our crew graduated from the program after studying to acquire technical knowledge in programming, networks and system languages.

We have also worked on helping those who have more difficulty in finding a formal job. For example, Trabalho Novo in Brazil a public/private partnership that helps homeless people start a job in our restaurants. In 2018, we helped 97 people through this program.

We also participate in programs in Mexico and Colombia, including the Jovenes Construyendo el Futuro program in Mexico, which helps teach life skills such as financial planning to young people, and the 40,000 Employees initiative in Colombia, which has created a consortium of companies with the goal of providing job opportunities to 40,000 people.

Community

In 2017, we began the Gran Dia campaign, which seeks to broaden the social impact of Arcos Dorados. Through this campaign, funds raised through the sale of Big Macs were donated to local organizations supporting youth employment and the Ronald McDonald House Charities. We also celebrated the McHappy Day, a day on which McDonald’s restaurants across Latin America raise money for various community causes by donating the proceeds from the sales of Big Macs on that day. All our restaurants as well as their community volunteers, franchisees and suppliers participated in both campaigns. We raised more than $9.0 million.

We primarily contribute to the communities in which we operate through the Ronald McDonald House Charities, which is dedicated to creating, finding and supporting programs that directly improve the health and well-being of children by providing “a home away from home” to children undergoing medical treatment in hospitals and their families. As of December 31, 2018, there were 57 Ronald McDonald House Charities programs in 13 countries in Latin America and the Caribbean, including 25 Ronald McDonald Houses, 30 Ronald McDonald Family Rooms and 2 Ronald McDonald Care Mobiles, which were built to deliver pediatric care services to remote locations.

In addition, in Brazil, since 2014, we have been developing the Bom Vizinho (Good Neighbor) program in over 500 restaurants across the country. The project consists in engaging our restaurant crew to take part in activities to serve the community close to restaurants. These activities include sidewalk maintenance, painting of street walls, blood donation, food donation, and using the restaurant as the hub for social activities. In 2018, over 8,000 activities were carried out.

Nutrition and Well-Being

As part of our commitment to offering nutritious and high quality products to our customers, we are dedicated to actively promoting a balanced lifestyle. This includes providing reliable, accessible information to guide educated nutritional decisions. We were the first restaurant chain in Latin America to provide full nutritional and calorie information about our menu on our websites in every country, as well as giving consumers within the restaurants full printed nutritional information on every tray liner. In 2014 we added a nutritional calculator on our websites to complement nutritional transparency with a personalized tool to enable our customers to make the right nutritional choices for their lifestyle. In addition, in 2017, we developed our Receta para el Futuro initiative in partnership with McDonald’s. This initiative focuses on leveraging the scale and presence of Arcos Dorados in Latin America, to support McDonald’s Scale for Good initiative, which focuses on offering balanced meals that meet certain criteria regarding saturated fat, added sugar and sodium. Receta para el Futuro meet our sustainability goals with respect to climate change, sustainable beef sourcing and packaging and recycling. See “—Sustainable Development.”

From a safety and quality perspective, we only use products that have passed strict quality and hygiene controls throughout the production chain, inside our restaurants and up to the moment they are served to our customers. These products are sourced from our approved supplier network for all McDonald’s restaurants. We seek to adhere to the strictest food safety standards in the industry and we pay special attention to the enforcement of those standards. All of our restaurants are audited on a yearly basis by a third party entity.

We also run the so called “Puertas Abiertas” program in the region, in which customers and key stakeholders are invited to visit our behind-the-counter operations. This program is aimed at greater transparency and has hosted over 10 million customers across the region since 2015 when the program was created. In 2018, 3.2 million customers visited our kitchens.

We also participate in several educational, sports and well-being programs throughout Latin America and the Caribbean, promoting our brand and encouraging our employees and customers to participate. One such event is the McDonald’s 5K Women’s Run (Las Mujeres Corremos), a regional race held annually since 2010 that brought together nearly 20,000 women in 2018, running in 6 cities in Latin America.

Sustainable Development

We strive to be an environmental steward dedicated to conserving natural resources and minimizing waste. We have developed sustainability initiatives with a focus on sustainable supplies, and energy and water efficiency. To carry out these initiatives, we have developed strategic partnerships with prestigious organizations such as the World Wildlife Fund (“WWF”), the Nature Conservancy, the Rainforest Alliance the Forest Stewardship Council and the Marine Stewardship Council. For the ninth consecutive year, together with the WWF, all restaurants in our 20 markets have participated in Earth Hour by switching off their external lights and canopies.

One of our most important values is to preserve and care for an increasingly limited resource: water. We have made a tangible commitment to this value through the Natal Program, which was started at Arcos Dorados Brazil and aims to minimize water waste so that more water is available to local communities, especially in regions with limited access to water or at risk of water rationing. Through this initiative, we have reduced water consumption in our restaurants by 15% and as of 2018 we have implemented the initiative in over 500 restaurants throughout Latin America.

We are also committed to recycling. In order to align our efforts on recycling, we adopted CEMPRE (Compromiso Empresarial para el Reciclaje), an initiative started by leading companies from different industries, such as Coca Cola, Nestle, Unilever, that are dedicated to working on environmental issues in Latin America, in certain of our markets (Brazil, Colombia, Argentina and Chile). We are also active members of CEADS (Consejo Empresario Argentino para el Desarrollo Sustentable) in Argentina as well as similar organizations in other countries.

We are also leading campaigns to address the disposal of plastic goods, an area of recent focus by environmental groups and social media. For example, in August 2018, we started a campaign to discourage the usage of plastic straws at our restaurants, which includes consumer education on how to properly dispose of plastic straws and a new policy to only provide straws upon customer request (not applicable to Drive-thrus and Delivery). As a result of this action, we reduced the consumption of plastic straws across Latin America in our restaurants by 50%. See “Item 3. Key Information—D. Risk Factors— Certain Factors Relating to Our Industry— Environmental laws and regulations may affect our business.”

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

Arcos Dorados Brazil and Arcos Dorados Puerto Rico are also improving the sustainability of their supplies by only selling Filet-o-Fish certified by the Marine Stewardship Council (MSC). In addition, 100% of the coffee that we buy in Brazil comes from certified sources and we are working to replicate this model in the rest of our markets.

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

In addition, in October, 2016, we announced that we will begin sourcing only cage free eggs in various countries, with the goal of having 100% of the eggs served at our restaurants coming from cage free eggs by 2025.

Protecting the Forests is a top priority. All of our suppliers have committed to ending procurement of any supplies from the Amazon. In 2017, McDonald’s publicly announced its Commitment on Forests, which aims to eliminate deforestation from our supply chains and promote responsible forestry and production practices that benefit people, communities and the planet. This commitment includes the Amazon, the Cerrado and the Chaco, a province in Argentina. In October 2011, McDonald’s signed a global moratorium against harvesting soy from the Amazon region and has maintained this commitment every year since, including actively supporting the 2014 renewal of the Brazilian Soy Moratorium. In August 2016, we sourced the first sustainable beef in Latin America from the Novo Campo Project, an initiative that complies with the standards of the Brazilian Roundtable for Sustainable Beef. With this initiative, we were the first restaurant in the QSR industry in Brazil to acquire the product from production cycles that meet global principles and criteria established by the Global Roundtable for Sustainable Beef. Among other criteria, this meets our commitment to zero deforestation, not source products within Conservancy and/or Indian areas, ensure that child labor or slavery conditions do not occur and pass through a third-party verification audit. Arcos Dorados is an active member of several working groups and has a leadership position regarding the development of sustainable agricultural practices in the region.

By working very closely and sharing best practices across Latin America, we are reducing our carbon footprint and greenhouse gas (GHG) emissions in our operations. In addition, many of our suppliers participate in the CDP (Carbon Disclosure Project), which focuses on reducing the carbon footprint generated by participating members’ operations.

As of December 31, 2018, we had 4 LEED-certified restaurants and 1 LEED-certified corporate university. Leadership in Energy & Environmental Design, or LEED-certified buildings are more environmentally responsible and resource-efficient buildings throughout their life-cycle. In December 2008, we opened the first LEED-certified restaurant in Latin America in Bertioga on the coast of São Paulo, Brazil. This restaurant received its LEED certification in September 2009, becoming the first McDonald’s restaurant in Latin America to receive such certification. In August 2010, we opened our second LEED-certified restaurant in Pilar, Argentina. In July 2011, we re-inaugurated the McDonald’s at Parque Hundido, in Mexico DF, as our third LEED-certified restaurant. In January 2013, we opened the fourth LEED-certified restaurant in Guaynabo, Puerto Rico, which obtained its LEED certification in November 2013. The McDonald’s University in São Paulo, Brazil, was remodeled and reopened in April 2011 as a LEED-certified building. This McDonald’s University, one of seven such units in the world, is the corporate education center for employees from all over Latin America and the Caribbean. Among the programs offered at the McDonald’s University in São Paulo is an MBA in Strategies for Sustainable Development, the only educational program of its kind at this level in Latin America.

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

The following chart shows our corporate structure as of April 2019.

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

Property Operations

Our long-standing presence in Latin America and the Caribbean has allowed us to build a significant property portfolio with hard-to-replicate locations in key markets across the region that enhance our customers’ experience and ultimately support our brand and market position. As of December 31, 2018, we owned the land for 497 of our 2,223 restaurants (totaling approximately 1.1 million square meters). We owned the buildings for all but 11 of our stand-alone restaurants, all of which are under developmental licenses, whereby the licensees own or lease the land on and buildings in which the restaurants are located. We lease the remaining real estate property where we operate. Accordingly, we are able to charge rent on the real estate that we own and lease to our franchisees. The rental payments generally are based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. When we lease land, we match the term of our sublease to the term of the franchise. We may charge a higher rent to franchisees than that which we pay on our leases, therefore deriving additional rental income.

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

The following discussion of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

Segment Presentation

We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin American division, or NOLAD, consisting of Costa Rica, Mexico and Panama; and the South Latin American division, or SLAD, consisting of Argentina, Chile, Ecuador, Peru and Uruguay. As of December 31, 2018, 43.5% of our restaurants were located in Brazil, 17.7% in SLAD, 23.6% in NOLAD and 15.2% in the Caribbean division. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

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

Principal Income Statement Line Items

Revenues

We generate revenues primarily from two sources: sales by Company-operated restaurants and revenue from franchised restaurants, which primarily consists of rental income, typically based on the greater of a flat fee or a percentage of sales reported by our franchised restaurants. This rent, along with occupancy and operating rights, is stipulated in our franchise agreements. These agreements typically have a 20-year term but may be shorter if necessary to mirror the term of the real estate lease. In 2018, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.2% and 4.8% of our total revenues, respectively. In 2017 and 2016, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.3% and 4.7% and 95.7% and 4.3% of our total revenues, respectively.

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

We promote the McDonald’s brand and our products by advertising in all of the Territories. Pursuant to the MFAs, we are required to spend at least 5% of our sales on advertisement and promotion activities annually. These activities are guided by our overall marketing plan, which identifies the key strategic platforms that we leverage to drive sales. Our franchisees are generally required to pay us a certain percentage of their sales to cover advertising expenditures related to their restaurants. We account for these payments as a deduction to our advertising expenses. As a result, our advertising expenses only reflect the expenditures related to Company-operated restaurants. Advertising expenses are recorded within the “Occupancy and other operating expenses” line item in our consolidated income statement. The only exception to this policy is in Mexico, where both we and our franchisees contribute funds to a cooperative that is responsible for advertisement and promotion activities for Mexico.

General and administrative expenses include the cost of overhead, including salaries and facilities, travel expenses, depreciation of office equipment, buildings and vehicles, amortization of intangible assets, occupancy costs, professional services and the cost of field management for Company-operated and franchised restaurants, among others.

Other operating income (expenses), net, include gains and losses on asset acquisitions and dispositions, gains related to sales of restaurant businesses, write-offs of property and equipment, insurance recovery, impairment charges, rental income and depreciation expenses of excess properties, accrual for contingencies, write-offs and write-downs of inventory, recovery of taxes and other miscellaneous items.

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

Net income attributable to non-controlling interests relate to the participation of non-controlling interests in the net income of certain subsidiaries that collectively owned 15 restaurants at December 31, 2018 (15 restaurants at December 31, 2017).

Impact of Inflation and Changing Prices

Some of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. In general, we believe that, over time, we have demonstrated the ability to manage inflationary environments effectively. During 2018 and 2017, our revenues were favorably impacted by our pricing strategy in many of these inflationary environments, as we were able to increase average check to keep pace with inflation.

The Venezuelan market is also subject to price controls, which limit our ability to increase prices to offset the impact of continuing high inflation on our operating costs. Although we managed to navigate the negative impact of the price controls on our operations from 2015 through 2018, the existence of such laws and regulations continues to present a risk to our business. We continue to closely monitor developments in this dynamic environment.

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

We calculate and analyze comparable sales and average check in our divisions and systemwide on a constant currency basis, which means that sales in local currencies, including the Argentine peso and Venezuelan bolivar, are converted to U.S. dollar using the same exchange rate in the applicable division or systemwide, as applicable, over the periods under comparison to remove the effects of currency fluctuations from the analysis. We believe these constant currency measures, which are considered to be non-GAAP measures, provide a more meaningful analysis of our business by identifying the underlying business trend, without distortion from the effect of foreign currency fluctuations.

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

Sales Growth

Sales growth refers to the change in sales by all restaurants, whether operated by us or by franchisees, from one period to another. We present sales growth both in nominal terms and on a constant currency basis, which means the latter is calculated by converting sales in local currencies, including the Argentine peso and Venezuelan bolivar, to U.S. dollar using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from the analysis.

Adjusted EBITDA

We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill; stock-based compensation related to the special awards in connection with the initial public offering, under the 2011 Equity Incentive Plan; reorganization and optimization plan expenses; and incremental compensation related to the modification of our 2008 long-term incentive plan. See “Item 3. Key Information—A. Selected Financial Data.”

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

Systemwide data

Systemwide data represents measures for both Company-operated and franchised restaurants. While sales by franchisees are not recorded as revenues by us, management believes the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised restaurant revenues and are indicative of the financial health of our franchisee base. Systemwide results are driven primarily by our Company-operated restaurants, as 69.3% of our systemwide restaurants are Company-operated as of December 31, 2018.

Foreign Currency Translation

The financial statements of our foreign operating subsidiaries are translated in accordance with guidance in ASC 830, Foreign Currency Matters. Except for our Venezuelan and Argentine operations, the functional currencies of our foreign operating subsidiaries are the local currencies of the countries in which we conduct our operations. Therefore, the assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rates as of the balance sheet date, and revenues and expenses are translated at the average exchange rates prevailing during the period. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. We record foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than our functional currencies in our consolidated income statement.

Under U.S. GAAP, an economy is considered to be highly inflationary when its three-year cumulative rate of inflation meets or exceeds 100%. Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, were considered to be highly inflationary, and as such, the financial statements of each of these subsidiaries are remeasured as if its functional currency was the reporting currency of the relevant subsidiary’s immediate parent company (U.S. dollars for Venezuelan operations and Brazilian reais (“BRL”) for Argentine operations). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment component of “Accumulated other comprehensive loss” within shareholders’ equity.

Venezuela

Venezuela’s exchange rate system is administered by the Central Bank of Venezuela and the Venezuelan Ministry of Finance, and currently consists of a unified foreign exchange market called NEW DICOM, which operates through an auction mechanism and which was introduced in February 2018, replacing the previous dual exchange rate system. The first auction was published on February 5, 2018, with an exchange rate of 25,000 VEF per U.S. dollar. This new mechanism was considered for remeasurement purposes.

On August 20, 2018, the Venezuelan government announced the removal of five zeros from the Venezuelan currency and renamed it the “Sovereign Bolivar” (VES). In addition, the new currency experienced devaluation from 2.48 to 59.93 VES per U.S. dollar.

Although we have participated in several auctions since the new mechanism was put in place, on June 1, 2018 we were, granted with $20 for the first time at an exchange rate of 600,000 VEF per US dollar. Afterwards, we participated in auctions in July and December. Those transactions occurred at an exchange rate greater than the one published by the governmental authorities. Considering that under ASC 830, foreign currency transactions are required to be remeasured at the applicable rate at which a particular transaction could be settled, each time we access to the new DICOM at an exchange rate greater than the one published, that higher rate is used for remeasurements purposes.

As of December 31, 2018, our local currency-denominated net monetary position in Venezuela, that would be subject to remeasurement in the event of further changes in the exchange rate, was net liability $0.1 million. In addition, our Venezuelan subsidiary’s non-monetary assets were $16.8 million (mainly fixed assets).

Currency devaluations in Venezuela have had a significant effect on our income statements and have impacted the comparability of our income statements. For more details about the Venezuelan exchange rate used for financial reporting, see Note 22 to our consolidated financial statements.

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

Accounting for Taxes

We record a valuation allowance to reduce the carrying value of deferred tax assets if it is more likely than not that some portion or all of our deferred assets will not be realized. Our valuation allowance as of December 31, 2018, 2017 and 2016 amounted to $219.9 million, $271.7 million and $290.6 million, respectively. We have considered future taxable income and ongoing prudent and feasible tax strategies in assessing the need for the valuation allowance. This assessment is carried out on the basis of internal projections, which are updated to reflect our most recent operating trends, such as the expiration date for tax loss carryforwards. Because of the imprecision inherent in any forward-looking data, the further into the future our estimates project, the less objectively verifiable they become. Therefore, we apply judgment to define the period of time to include projected future income to support the future realization of the tax benefit of an existing deductible temporary difference or carryforward and whether there is sufficient evidence to support the projections at a more-likely-than-not level for this period of time. Determining whether a valuation allowance for deferred tax assets is necessary often requires an extensive analysis of positive (e.g., a history of accurately projecting income) and negative evidence (e.g., historic operating losses) regarding realization of the deferred tax assets and inherent in that, an assessment of the likelihood of sufficient future taxable income. In 2018, 2017 and 2016, we recognized net gains amounting to $24.6 million, $19.1 million and $17.0 million, respectively. If these estimates and assumptions change in the future, we may be required to adjust the valuation allowance. This could result in a charge to, or an increase in, income in the period this determination is made.

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

As of December 31, 2018, there are certain matters related to the interpretation of income tax laws for which there is a possibility that a loss may have been incurred, as of the date of the financial statements in accordance with ASC 740, in an amount of $181 million, related to assessments for the fiscal years 2009 to 2014. No formal claim has been made for fiscal years within the statute of limitations by tax authorities in any of the mentioned matters. However, those years are still subject to audit and claims may be asserted in the future.

It is reasonably possible that, as a result of audit progression within the next 12 months, there may be new information that causes the Company to reassess its tax positions because the outcome of tax audits cannot be predicted with certainty. While the Company cannot estimate the impact that new information may have on its unrecognized tax benefit balance, it believes that the liabilities recorded are appropriate and adequate as determined under ASC 740.

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

Key Business Measures

The following tables present sales, sales growth, sales growth on a constant currency basis, comparable sales growth and average restaurant sales increases/(decreases):

	Sales			Sales growth		Sales growth in constant currency		Comparable sales growth
	For the Years Ended December 31,			For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2018	2017	2016	2018 (1)	2017 (3)	2018 (1)	2017 (3)	2018 (2)	2017 (4)
	(in thousands of U.S. dollars, except percentages)
Sales by Company-operated restaurants	2,932,609	3,162,256	2,803,334	(7.3)%	12.8%	1,244.5%	21.4%	1,270.4%	22.2%
Franchised sales(5)	1,200,112	1,250,606	990,220	(4.0)%	26.3%	3,100.2%	45.9%	2,983%	36.9%
Systemwide sales	4,132,721	4,412,862	3,793,554	(6.3)%	16.3%	1,770.4%	27.8%	1,778.1%	26.3%

(1)	In nominal terms, sales decreased during 2018 due to the negative impact of the depreciation of currencies mainly in Venezuela, Argentina and Brazil against the U.S. dollar. This was partially offset by comparable sales growth of 1,778.1%, as a result of hyperinflation in Venezuela. We had 1,540 Company-operated restaurants and 683 franchised restaurants as of December 31, 2018, compared to 1,546 Company-operated restaurants and 642 franchised restaurants as of December 31, 2017.

(2)	Our comparable sales growth on a systemwide basis in 2018 was driven by the increase in average check, which resulted mainly from price increases in Venezuela (driven by the hyperinflation) and in Argentina and from increased traffic at our restaurants.

(3)	In nominal terms, sales increased during 2017 due to comparable sales growth of 26.3%, mainly as a result of hyperinflation in Venezuela, the net addition of 47 restaurants systemwide since January 1, 2016 and the appreciation of the Brazilian real against the U.S. dollar. We had 1,546 Company-operated restaurants and 642 franchised restaurants as of December 31, 2017, compared to 1,553 Company-operated restaurants and 603 franchised restaurants as of December 31, 2016. This was partially offset by the negative impact of the depreciation of currencies mainly in Venezuela and Argentina against the U.S. dollar.

(4)	Our comparable sales growth on a systemwide basis in 2017 was driven by the increase in average check, which resulted mainly from price increases.

(5)	Franchised sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily consist of rental income.

By division

	Sales			Sales growth		Sales growth in constant currency		Comparable sales growth
	For the Years Ended December 31,			For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2018	2017	2016	2018	2017	2018	2017	2018	2017
	(in thousands of U.S. dollars, except percentages)
Sales by Company-operated restaurants:
Brazil	$1,251,458	$1,396,411	$1,254,684	(10.4)%	11.3%	2.0%	2.8%	1.1%	4.8%
Caribbean division	467,352	457,033	396,807	2.3%	15.2%	8,559.0%	85.3%	8,719.4%	84.6%
NOLAD	388,233	370,457	349,190	4.8%	6.1%	6.3%	7.9%	6.4%	6.8%
SLAD	825,566	938,355	802,653	(12)%	16.9%	19.7%	24.7%	19.6%	24.1%
Total Sales by Company-operated restaurants	2,932,609	3,162,256	2,803,334	(7.3)%	12.8%	1,244.5%	21.4%	1,270.4%	22.2%

Franchised-sales:(3)
Brazil	773,908	815,184	630,706	(5.1)%	29.2%	8.1%	19.5%	2.3%	9.0%
Caribbean division	120,702	127,599	96,646	(5.4)%	32.0%	30,277.9%	279.2%	30,716.2%	283.3%
NOLAD	159,180	142,657	132,745	11.6%	7.5%	13.5%	7.8%	6.8%	7.5%
SLAD	146,322	165,166	130,123	(11.4)%	26.9%	31.3%	38.9%	22.3%	31.7%
Total Franchised sales	1,200,112	1,250,606	990,220	(4.0)%	26.3%	3,100.2%	45.9%	2,983.0%	36.9%

Systemwide sales:
Brazil	2,025,366	2,211,595	1,885,390	(8.4)%	17.3%	4.3%	8.4%	1.6%	6.3%
Caribbean division	588,054	584,632	493,453	0.6%	18.5%	13,299.2%	123.2%	13,557.8%	123.4%
NOLAD	547,414	513,114	481,935	6.7%	6.5%	8.3%	7.8%	6.5%	7.0%
SLAD	971,887	1,103,521	932,776	(11.9)%	18.3%	21.4%	26.7%	20.1%	25.3%
Total Systemwide sales	4,132,721	4,412,862	3,793,554	(6.3)%	16.3%	1,770.4%	27.8%	1,778.1%	26.3%

	Sales			Number of restaurants				Average restaurant sales
	For the Years Ended December 31,			For the Years Ended December 31,				For the Years Ended December 31,
	2018	2017	2016	2018	2017	2016	2015	2018	(1)	2017	(2)	2016
	(in thousands of U.S. dollars, except for number of restaurants)
Sales by Company-operated restaurants	$2,932,609	$3,162,256	$2,803,334	1,540	1,546	1,553	1,588	$1,901		$2,041		$1,785
Franchised sales(3)	$1,200,112	$1,250,606	$990,220	683	642	603	553	$1,811		$2,009		$1,713
Systemwide sales	$4,132,721	$4,412,862	$3,793,554	2,223	2,188	2,156	2,141	$1,874		$2,032		$1,766

(1)	Our ARS decreased in 2018 due to the negative impact of the depreciation of currencies, mainly in Venezuela, Argentina and Brazil, against the U.S. dollar. This was partially offset by comparable sales growth of 1,778.1%, mainly driven by Venezuela’s hyperinflation.

(2)	Our ARS increased in 2017 due to the comparable sales growth of 26.3%, mainly as a result of hyperinflation in Venezuela and the appreciation of the Brazilian real against the U.S. dollar, partially offset by the depreciation of currencies, mainly in Venezuela and Argentina, against the U.S. dollar.

(3)	Franchised sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily derive from rental income.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Set forth below are our results of operations for the years ended December 31, 2018 and 2017.

	For the Years Ended December 31,		% Increase (Decrease)
	2018	2017
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$2,932,609	$3,162,256	(7.3)%
Revenues from franchised restaurants	$148,962	$157,269	(5.3)%
Total revenues	$3,081,571	$3,319,525	(7.2)%
Company-operated restaurant expenses:
Food and paper	$(1,030,499)	$(1,110,240)	(7.2)%
Payroll and employee benefits	$(607,793)	$(683,954)	(11.1)%
Occupancy and other operating expenses	$(803,539)	$(842,519)	(4.6)%
Royalty fees	$(157,886)	$(163,954)	(3.7)%
Franchised restaurants – occupancy expenses	$(67,927)	$(69,836)	(2.7)%
General and administrative expenses	$(229,324)	$(244,664)	(6.3)%
Other operating (expenses) income, net	$(61,145)	$68,577	(189.2)%
Total operating costs and expenses	$(2,958,113)	$(3,046,590)	(2.9)%
Operating income	$123,458	$272,935	(54.8)%
Net interest expense	$(52,868)	$(68,357)	(22.7)%
Loss from derivative instruments	$(565)	$(7,065)	(92.0)%
Foreign currency exchange results	$14,874	$(14,265)	(204.3)%
Other non-operating income (expenses), net	$270	$(435)	(162.1)%
Income before income taxes	$85,169	$182,813	(53.4)%
Income tax expense	$(48,136)	$(53,314)	(9.7)%
Net income	$37,033	$129,499	(71.4)%
Less: Net income attributable to non-controlling interests	$(186)	$(333)	(44.1)%
Net income attributable to Arcos Dorados Holdings Inc	$36,847	$129,166	(71.5)%

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2018 and 2017.

Systemwide Restaurants	For the Years Ended December 31,
	2018	2017
Systemwide restaurants at beginning of period	2,188	2,156
Restaurant openings	70	50
Restaurant closings	(35)	(18)
Systemwide restaurants at end of period	2,223	2,188

Company-Operated Restaurants	For the Years Ended December 31,
	2018	2017
Company-operated restaurants at beginning of period	1,546	1,553
Restaurant openings	42	31
Restaurant closings	(28)	(16)
Net conversions of franchised restaurants to Company-operated restaurants	(20)	(22)
Company-operated restaurants at end of period	1,540	1,546

Franchised Restaurants	For the Years Ended December 31,
	2018	2017
Franchised restaurants at beginning of period	642	603
Restaurant openings	28	19
Restaurant closings	(7)	(2)
Net conversions of franchised restaurants to Company-operated restaurants	20	22
Franchised restaurants at end of period	683	642

Revenues

	For the Years Ended December 31,
	2018	2017	% Increase
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants
Brazil	$1,251,458	$1,396,411	(10.4)%
Caribbean division	$467,352	$457,033	2.3%
NOLAD	$388,233	$370,457	4.8%
SLAD	$825,566	$938,355	(12.0)%
Total	$2,932,609	$3,162,256	(7.3)%
Revenues from franchised restaurants
Brazil	$93,995	$100,162	(6.2)%
Caribbean division	$16,391	$17,789	(7.9)%
NOLAD	$18,615	$16,417	13.4%
SLAD	$19,961	$22,901	(12.8)%
Total	$148,962	$157,269	(5.3)%
Total revenues
Brazil	$1,345,453	$1,496,573	(10.1)%
Caribbean division	$483,743	$474,822	1.9%
NOLAD	$406,848	$386,874	5.2%
SLAD	$845,527	$961,256	(12.0)%
Total	$3,081,571	$3,319,525	(7.2)%

Sales by Company-operated Restaurants

Total sales by Company-operated restaurants decreased by $229.7 million, or 7.3%, from $3,162.3 million in 2017 to $2,932.6 million in 2018. In Brazil and Argentina, sales by Company-operated restaurants decreased by $281.1 million mainly due to depreciation of currencies against the U.S. dollar, which caused sales to decrease by $466.6 million. This was partially offset by comparable sales growth of 9.0%, which caused sales in these two markets to increase by $175.0 million, mostly due to price increases related to the hyperinflation in Argentina. Additionally, the sharp currency depreciation in Venezuela caused a $21.0 million net negative impact on sales by Company-operated restaurants in 2018 compared to 2017. Moreover, in the other markets, sales by Company-operated restaurants increased by $72.4 million mainly due to comparable sales growth of 6.9%, which caused sales to increase by $71.9 million.

In Brazil, sales by Company-operated restaurants decreased by $145.0 million, or 10.4%, to $1,251.5 million. This was primarily a consequence of the depreciation of the Brazilian real against the U.S. dollar, which caused sales to decrease by $173.6 million. This was partially offset by 32 net restaurants openings since January 1, 2017, partially offset by the conversion of 32 Company-operated restaurants into franchised restaurants since January 1, 2017, which caused sales to increase by $13.3 million. Additionally, comparable sales growth of 1.1%, caused sales to increase by $15.3 million and was mainly driven by traffic increase.

In the Caribbean division, sales by Company-operated restaurants increased by $10.3 million, or 2.3%, to $467.4 million. The hyperinflationary environment in Venezuela caused a $21.0 million net negative impact on sales by Company-operated restaurants in 2018 compared to 2017. In the other markets in the Caribbean division, sales by Company-operated restaurants increased by $31.3 million mainly due to comparable sales growth of 7.8%, which caused sales to increase by $28.3 million, and due to appreciation of currencies against the U.S. dollar, which caused sales to increase by $3.4 million.

In NOLAD, sales by Company-operated restaurants increased by $17.8 million, or 4.8%, to $388.2 million. This was a consequence of comparable sales growth of 6.4%, driven by traffic increase, which contributed $22.9 million to the increase in sales, and 4 net restaurant openings, partially offset by the conversion of 7 Company-operated restaurants into franchised restaurants since January 1, 2017, which contributed $0.8 million to sales. This was partially offset by the depreciation of local currencies, which had a negative impact of $5.9 million in sales.

In SLAD, sales by Company-operated restaurants decreased by $112.8 million, or 12.0%, to $825.6 million. This was a consequence of the depreciation of currencies against the U.S. dollar, in particular the Argentine peso, which caused sales to decrease by $298.2 million. This was partially offset by 19.6% growth in comparable sales, which caused sales to increase by $180.4 million, driven by an increase in average check, mainly related with Argentine inflation. Additionally, the opening of 15 restaurants, partially offset by the conversion of 3 Company-operated restaurants into franchised restaurants and the closing of 7 restaurants since January 1, 2017, contributed $5.0 million to the increase in sales.

Revenues from Franchised Restaurants

Our total revenues from franchised restaurants decreased by $8.3 million, or 5.3%, from $157.3 million in 2017 to $149.0 million in 2018. In Brazil and Argentina, revenues from franchised restaurants decreased by $9.7 million mainly due to depreciation of currencies against the U.S. dollar, which caused sales to decrease by $22.6 million. This was partially offset by comparable sales growth of 5.6%, which caused sales in these two markets to increase by $7.3 million, along with the conversion of 34 Company-operated restaurants into franchised restaurants and the net opening of 36 franchised restaurants since January 1, 2017, which caused revenues from franchised restaurants to increase by $7.3 million. Additionally, sharp currency depreciation in Venezuela caused a $1.7 million net negative impact on revenues from franchised restaurants. Moreover, in the other markets, revenues from franchised restaurants increased by $3.1 million mainly due to comparable sales growth of 8.7%, which caused sales to increase by $2.5 million.

In Brazil, revenues from franchised restaurants decreased by $6.2 million, or 6.2%, to $94.0 million primarily due to depreciation of the real against the U.S. dollar that decreased revenues by $13.0 million, and a decrease in rental income as a percentage of sales, which resulted in a decrease in revenues of $1.2 million. This was partially offset by the conversion of 32 Company-operated restaurants into a franchised restaurants and the net opening of 34 franchised restaurants, since January 1, 2017, which caused revenues from franchised restaurants to increase in $5.6 million, and comparable sales growth of 2.3%, which increased sales by $2.4 million.

In the Caribbean division, revenues from franchised restaurants decreased by $1.4 million, or 7.9%, to $16.4 million. The hyperinflationary environment in Venezuela caused a $1.7 million net negative impact on revenues from franchised restaurants. In Puerto Rico, the other market in this division with franchised restaurants, revenues increased by $0.3 million mainly due to comparable sales growth of 12.9%, which contributed to increase in sales by $0.9 million. This was partially offset by a decrease in rental income as percentage of sales, which caused sales to decrease by $0.5 million.

In NOLAD, revenues from franchised restaurants increased by $2.2 million, or 13.4%, to 18.6 million. This increase was a result of comparable sales growth of 6.8%, which resulted in a $1.2 million increase in revenues, coupled with the conversion of 7 Company-operated restaurants into franchised restaurants and the net opening of 3 restaurants since January 1, 2017, which caused revenues to increase in $1.0 million.

In SLAD, revenues from franchised restaurants decreased by $2.9 million, or 12.8%, to $20.0 million. This decrease is explained by the depreciation of the Argentine peso against the U.S. dollar, which represented a decrease in revenues of $9.6 million. This was partially offset by comparable sales growth of 22.3%, which resulted in a $5.3 million increase in revenues, driven by an increase in average check strongly related with the inflation in Argentina, coupled with the opening of 2 restaurants and the conversion of 3 Company-operated restaurants into franchised restaurants since January 1, 2017, which caused revenues to increase by $1.7 million.

Operating Costs and Expenses

Food and Paper

Our total food and paper costs decreased by $79.7 million, or 7.2%, to $1,030.5 million in 2018, as compared to 2017. As a percentage of our total sales by Company-operated restaurants, food and paper costs remained unchanged at 35.1%.

In Brazil, food and paper costs decreased by $53.1 million, or 11.6% to $406.4 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.4 percentage points to 32.5%, primarily as a result of cost increases below price increases, both below inflation mainly in beef and potatoes.

In the Caribbean division, food and paper costs increased by $0.5 million, or 0.3%, to $170.2 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.7 percentage points to 36.4%, primarily due to price increases above cost increases and operational efficiencies in Colombia.

In NOLAD, food and paper costs increased by $7.0 million, or 4.9%, to $151.1 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs remained unchanged at 38.9%.

In SLAD, food and paper costs decreased by $34.2 million, or 10.1%, to $302.8 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 0.8 percentage points to 36.7%, mainly due to price increases below cost increases, related to the effect of the depreciation of the Argentine peso against the U.S. dollar in imported products and an increase in the cost of beef.

Payroll and Employee Benefits

Our total payroll and employee benefits costs decreased by $76.2 million, or 11.1%, to $607.8 million in 2018, as compared to 2017. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs decreased 0.9 percentage points to 20.7%. The decrease is mostly attributable to lower contingencies in Brazil, tax reform in Argentina and operational efficiencies in almost all markets.

In Brazil, payroll and employee benefits costs decreased by $46.8 million, or 14.5%, to $275.7 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased by 1.1 percentage points to 22.0%, mainly as a result of lower contingencies in response to legal reforms that are expected to discourage the bringing of claims by employees as well as reforms relating to efficiencies in managing certain labor claims. In addition, there were operational improvements.

In the Caribbean division, payroll and employee benefits costs increased by $3.0 million, or 3.5%, to $88.3 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased by 0.2 percentage points to 18.9%, mainly due to lower income related to government benefits in Colombia. This was partially offset by operational improvements in Colombia and Puerto Rico, along with higher sales increase as compared to salaries increase in Venezuela.

In NOLAD, payroll and employee benefits costs increased by $2.9 million, or 4.7%, to $63.8 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased 0.1 percentage points to 16.4%.

In SLAD, payroll and employee benefits costs decreased by $35.3 million, or 16.4%, to $180.0 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits decreased by 1.1 percentage points to 21.8% mainly as a result of tax benefits in Argentina and Uruguay.

Occupancy and Other Operating Expenses

Our total occupancy and other operating expenses decreased by $39.0 million, or 4.6%, to $803.5 million in 2018, as compared to 2017. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses increased 0.8 percentage points to 27.4%, mainly due to higher delivery costs, utilities and

IT expenses in Brazil and Argentina. Additionally, there were higher depreciation and amortization expenses in Brazil, Argentina and Uruguay related to the reinvestment plan, along with restaurants and dessert centers openings.

In Brazil, occupancy and other operating expenses decreased by $29.1 million, or 8.0%, to $336.7 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 0.7 percentage points to 26.9%, explained by a decrease in sales, which was higher than the decrease in costs. In addition, higher depreciation and amortization related to the reinvestment plan and to restaurants and dessert centers openings, along with higher utilities, IT expenses and delivery costs which also contributed to the increase.

In the Caribbean division, occupancy and other operating expenses increased by $1.3 million, or 1.0%, to $134.2 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased 0.4 percentage points to 28.7%, mainly due to lower depreciation and amortization expenses in Puerto Rico and Venezuela, along with lower maintenance and repairs costs in Venezuela, Colombia and Puerto Rico. This was partially offset by higher insurance expenses in Venezuela and higher utilities expenses in Colombia.

In NOLAD, occupancy and other operating expenses increased by $6.6 million, or 5.6%, to $124.6 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 0.2 percentage points to 32.1% due to delivery costs, partially offset by lower depreciation and amortization expenses in Mexico.

In SLAD, occupancy and other operating expenses decreased by $21.5 million, or 8.9%, to $219.9 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 0.9 percentage points to 26.6%, explained by a decrease in sales, which was higher than the decrease in costs. Higher depreciation and amortization expenses in Argentina and Uruguay, coupled with higher utilities and IT expenses in Argentina, also contributed to the increase.

Royalty Fees

Our total royalty fees decreased by $6.1 million, or 3.7%, to $157.9 million in 2018, as compared to 2017. As a percentage of sales, royalty fees increased by 0.2 percentage points to 5.4% due to the scheduled increase in the royalty fees we owe to McDonald’s under the MFA agreement effective as of August 2017, partially offset by the growth support funding that Mc Donald’s began providing us in August 2017.

In Brazil, royalty fees decreased by $7.6 million, or 10.2%, to $66.6 million in 2018. As a percentage of sales, royalty fees remained unchanged at 5.3%.

In the Caribbean division, royalty fees increased by $0.04 million, or 0.2%, to $22.1 million in 2018, as compared to 2017. As a percentage of sales, royalty fees decreased by 0.1 percentage points to 4.7%, as a result of a waiver of royalty fees for our Venezuela operations granted by McDonald’s in June, 2018, partially offset by the scheduled increase in royalty fees we owe to McDonald’s in all our markets under the MFA agreement as of August 2017.

In NOLAD, royalty fees increased by $3.1 million, or 16.0%, to $22.7 million in 2018, as compared to 2017. As a percentage of sales, royalty fees increased by 0.5 percentage points to 5.8%, due to the scheduled increase in royalty fees we owe to McDonald’s under the MFA agreement as of August 2017.

In SLAD, royalty fees decreased by $1.7 million, or 3.5%, to $46.5 million in 2018, as compared to 2017. As a percentage of sales, royalty fees increased by 0.5 percentage points to 5.6%, as a result of the scheduled increase in royalty fees under the MFA agreement as of August 2017. This was partially offset by growth support funding that McDonald’s Corporation began providing in August 2017.

Franchised Restaurants—Occupancy Expenses

Occupancy expenses from franchised restaurants decreased by $1.9 million or 2.7%, to $67.9 million in 2018, as compared to 2017, mainly due to depreciation of currencies, mainly in Venezuela, Brazil and Argentina, against the U.S. dollar. This was partially offset by higher rent expenses for leased properties, as a consequence of the increase in comparable sales from franchised restaurants, the conversion of Company-operated restaurants into franchised restaurants and store openings.

In Brazil, occupancy expenses from franchised restaurants decreased by $2.9 million, or 6.2%, to $44.4 million in 2018, as compared to 2017, primarily due to depreciation of the Brazilian real against de U.S. dollar. This was partially offset by higher rent expenses for leased properties, as a consequence of the increase in comparable sales from franchised restaurants, the conversion of Company-operated restaurants into franchised restaurants and store openings.

In the Caribbean division, occupancy expenses from franchised restaurants increased by $0.1 million, or 1.3% to $10.9 million. This was mainly due to higher rent expenses for leased properties, as a consequence of the increase in sales from franchised restaurants, caused by the hyperinflation in Venezuela, coupled with higher allowances for doubtful accounts in Puerto Rico. This was offset by the depreciation of the Venezuelan bolivar against the U.S. dollar.

In NOLAD, occupancy expenses from franchised restaurants increased by $0.6 million, or 7.6%, to $8.5 million in 2018, as compared to 2017, mainly due to higher rent expenses for leased properties, as a consequence of the increase in comparable sales from franchised restaurants and the conversion of Company-operated restaurants into franchised restaurants and stores openings. This was partially offset by the depreciation of the Mexican peso against the U.S. dollar.

In SLAD, occupancy expenses from franchised restaurants decreased by $0.3 million, or 5.4%, to $5.5 million in 2018, as compared to 2017, mainly due to the depreciation of the Argentinean peso against the U.S. dollar. This was partially offset by higher rent expenses for leased properties, as a consequence of the increase in comparable sales from franchised restaurants and store openings.

Set forth below are the margins for our franchised restaurants in 2018, as compared to 2017. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Years Ended December 31,
	2018	2017
Brazil	52.8%	52.8%
Caribbean Division	33.2%	39.3%
NOLAD	54.3%	51.9%
SLAD	72.3%	74.5%
Total	54.4%	55.6%

General and Administrative Expenses

General and administrative expenses decreased by $15.3 million, or 6.3%, to $229.3 million in 2018. In Corporate and Argentina, general and administrative expenses decreased by $20.6 million, due to depreciation of the Argentine peso against the U.S. dollar, which represented a decrease of $29.4 million, coupled with lower bonuses and other variable compensation provisions, for an amount of $7.8 million. This was partially offset by higher payroll amounting to $7.5 million, along with higher occupancy, outside services, travel and other expenses related to the hyperinflation in Argentina, which represented an increase of $6.4 million. Furthermore, in Corporate and Argentina there were severance payment of $2.7 million. The sharp currency depreciation in Venezuela also caused general and administrative expenses to decrease by $1.4 million. Moreover, in the other markets, general and administrative expenses increased by $6.7 million mainly due to severance payment of $10.1 million, higher payroll for an amount of $5.5 million and higher occupancy and travel expenses amounting to $3.9 million. This was partially compensated by depreciation of currencies against the U.S. dollar, mainly the Brazilian real, for an amount of $11.2 million, along with lower bonuses and other variable compensation provisions amounting to $1.3 million.

In Brazil, general and administrative expenses increased by $3.1 million, or 4.2%, to $77.2 million in 2018, as compared to 2017. The increase resulted from severance payment and higher payroll amounting to $6.1 million and $4.3 million, respectively, higher occupancy expenses for an amount of $2.6 million and outside services and travel expenses amounting to $2.1 million. This was partially offset by depreciation of the Brazilian real against the U.S. dollar amounting to $10.9 million and by a decrease of $1.2 million in bonuses and other variable compensation.

In the Caribbean division, general and administrative expenses increased by $0.2 million, or 0.6%, to $32.6 million in 2018. The sharp currency depreciation in Venezuela caused general and administrative expenses to decrease by $1.4 million. Moreover, in the other markets in this division, general and administrative expenses increased by $1.6 million as compared to 2017 mainly due to severance payments of $1.9 million and higher bonuses and other variable compensation for an amount of $0.4 million, which was partially offset by a decrease of $0.8 million in outside services.

In NOLAD, general and administrative expenses increased by $1.4 million, or 5.9%, to $25.2 million in 2018, as compared to 2017. This increase is a result of severance payment for an amount of $1.4 million and higher payroll amounting to $0.4 million. This was partially offset by the depreciation of the Costa Rica colón and the Mexican peso against the U.S. dollar amounting to $0.4 million.

In SLAD, general and administrative expenses decreased by $2.4 million, or 6.8%, to $32.4 million in 2018, as compared to 2017. This decrease was mostly due to the depreciation of the Argentine peso and Uruguayan peso against the U.S. dollar amounting to $8.9 million, and lower bonuses and other variable compensation for an amount of $1.0 million. This was partially offset by higher payroll, mainly as a result of inflation in Argentina, coupled with severance payment amounting to $3.8 million and $2.6 million, respectively. In addition, there were higher outside services and travel expenses for an amount of $1.0 million.

General and administrative expenses for Corporate and others decreased by $17.7 million, or 22.2%, to $62.0 million in 2018, as compared to 2017. This decrease was mostly due to the depreciation of the Argentine peso against the U.S. dollar amounting to $20.8 million, coupled with lower bonuses and other variable compensation provisions, for an amount of $7.5 million. This was partially offset by higher payroll related to Argentina’s inflation, as a portion of our corporate expenses are located in Argentina, amounting to $4.5 million. Additionally, higher occupancy, other and travel expenses for an amount of $5.3 million and severance payment for an amount of $0.8 million.

Other Operating (Expense) Income, net

Other operating (expenses) income, net decreased by $129.7 million, to a loss of $61.1 million in 2018 from a gain of $68.6 million in 2017. This decrease was primarily attributable to lower sales of properties related to our asset monetization plan of approximately $91.5 million in 2017 and higher inventory write down in Venezuela of approximately $56.9 million.

Operating Income

	For the Years Ended December 31,
	2018	2017	% Decrease
	(in thousands of U.S. dollars)
Brazil	$159,511	$160,608	(0.7)%
Caribbean division	$(49,567)	$1,538	(3,322.8)%
NOLAD	$7,726	$99,152	(92.2)%
SLAD	$53,777	$71,718	(25.0)%
Corporate and other and purchase price allocation	$(47,989)	$(60,081)	(20.1)%
Total	$123,458	$272,935	(54.8)%

Operating income decreased by $149.5 million, or 54.8%, to $123.5 million in 2018, as compared to 2017, as a result of the foregoing.

Net Interest Expense

Net interest expense decreased by $15.5 million, or 22.7%, to $52.9 million in 2018, as compared to 2017. The decrease was primarily explained by higher expenses in 2017 related to the restructuring of our long-term debt, amounting to $15.0 million.

Loss from Derivative Instruments

Loss from derivative instruments decreased by $6.5 million to $0.6 million in 2018, as compared to $7.1 million in 2017, mainly attributable to higher losses related to the ineffective portion of derivative instruments amounting to $4.9 million in 2017.

Foreign Currency Exchange Results

Foreign currency exchange results increased by $29.1 million to a gain of $14.9 million in 2018 from a loss of $14.3 million in 2017. The variation is primarily attributable to (i) a gain of $9.3 million related to the devaluation of the Venezuelan bolívar against U.S dollars that was over 2,000,000% year over year; (ii) the impact of a slight appreciation of the Mexican peso in 2018 in comparison with a significant depreciation in 2017 on intercompany receivables denominated in U.S. dollars that represented a gain of $7.6 million; and (iii) the depreciation of approximately 13% in the Uruguayan peso that impacted intercompany receivables denominated in U.S. dollars, leading to a gain of $6.3 million.

Other Non-operating Income (Expenses), Net

Other non-operating income (expenses), net increased by $0.7 million to a $0.3 million gain in 2018, as compared to a $0.4 million loss in 2017.

Income Tax Expense

Income tax expense decreased by $5.2 million, from $53.3 million in 2017 to $48.1 million in 2018. The consolidated effective tax rate was 56.5% in 2018, as compared to 29.2% in 2017, primarily explained by Venezuela remeasurement and inflationary impacts (amounting to $16.9 million) and expiration and changes in tax loss carryforwards (amounting to $18.6 million, mainly generated by certain holding companies of the group and the Caribbean division); each representing an increase in the consolidated effective tax rate of 19.8% and 21.8% in 2018 with respect to the weighted-average statutory income tax rate, compared to an increase of 1.5% and 7% in 2017, respectively.

See Note 16 to our consolidated financial statements for additional information

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests for 2018 decreased by $0.1 million to $0.2 million.

Net Income Attributable to Arcos Dorados Holdings Inc.

As a result of the foregoing, net income attributable to Arcos Dorados Holdings Inc. decreased by $92.3 million, or 71.5% from $129.2 million in 2017 to $36.8 million in 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Set forth below are our results of operations for the years ended December 31, 2017 and 2016.

	For the Years Ended December 31,		% Increase
	2017	2016	(Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$3,162,256	$2,803,334	12.8%
Revenues from franchised restaurants	$157,269	$125,296	25.5%
Total revenues	$3,319,525	$2,928,630	13.3%
Company-operated restaurant expenses:
Food and paper	$(1,110,240)	$(1,012,976)	9.6%
Payroll and employee benefits	$(683,954)	$(607,082)	12.7%
Occupancy and other operating expenses	$(842,519)	$(752,428)	12.0%
Royalty fees	$(163,954)	$(142,777)	14.8%
Franchised restaurants – occupancy expenses	$(69,836)	$(55,098)	26.7%
General and administrative expenses	$(244,664)	$(221,075)	10.7%
Other operating income, net	$68,577	$41,386	65.7%
Total operating costs and expenses	$(3,046,590)	$(2,750,050)	10.8%
Operating income	$272,935	$178,580	52.8%
Net interest expense	$(68,357)	$(66,880)	2.2%
Loss from derivative instruments	$(7,065)	$(3,065)	130.5%
Foreign currency exchange results	$(14,265)	$32,354	(144.1)%
Other non-operating income (expenses), net	$(435)	$(2,360)	(81.6)%
Income before income taxes	$182,813	$138,629	31.9%
Income tax expense	$(53,314)	$(59,641)	(10.6)%
Net income	$129,499	$78,988	63.9%
Less: Net income attributable to non-controlling interests	$(333)	$(178)	87.1%
Net income attributable to Arcos Dorados Holdings Inc.	$129,166	$78,810	63.9%

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2017 and 2016.

Systemwide Restaurants	For the Years Ended December 31,
	2017	2016
Systemwide restaurants at beginning of period	2,156	2,141
Restaurant openings	50	33
Restaurant closings	(18)	(18)
Systemwide restaurants at end of period	2,188	2,156

Company-Operated Restaurants	For the Years Ended December 31,
	2017	2016
Company-operated restaurants at beginning of period	1,553	1,588
Restaurant openings	31	17
Restaurant closings	(16)	(11)
Net conversions of franchised restaurants to Company-operated restaurants	(22)	(41)
Company-operated restaurants at end of period	1,546	1,553

Franchised Restaurants	For the Years Ended December 31,
	2017	2016
Franchised restaurants at beginning of period	603	553
Restaurant openings	19	16
Restaurant closings	(2)	(7)
Net conversions of franchised restaurants to Company-operated restaurants	22	41
Franchised restaurants at end of period	642	603

Revenues

	For the Years Ended December 31,
	2017	2016	% Increase
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants
Brazil	$1,396,411	$1,254,684	11.3%
Caribbean division	$457,033	$396,807	15.2%
NOLAD	$370,457	$349,190	6.1%
SLAD	$938,355	$802,653	16.9%
Total	$3,162,256	$2,803,334	12.8%
Revenues from franchised restaurants
Brazil	$100,162	$78,553	27.5%
Caribbean division	$17,789	$12,864	38.3%
NOLAD	$16,417	$14,775	11.1%
SLAD	$22,901	$19,104	19.9%
Total	$157,269	$125,296	25.5%
Total revenues
Brazil	$1,496,573	$1,333,237	12.3%
Caribbean division	$474,822	$409,671	15.9%
NOLAD	$386,874	$363,965	6.3%
SLAD	$961,256	$821,757	17.0%
Total	$3,319,525	$2,928,630	13.3%

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

In the Caribbean division, revenues from franchised restaurants increased by $4.9 million, or 38.3%, to $17.8 million. This increase was driven by comparable sales growth of 283.3%, mainly affected by Venezuela’s hyperinflation, resulting in $37.8 million increase in revenues, and an increase in rental income as a percentage of sales, which contributed $0.6 million. This was partially offset by the depreciation of the Venezuelan bolivar against the U.S. dollar and the closing of 2 restaurants since January 1, 2016, negatively affecting revenues by $33.3 million and $0.2 million, respectively. Franchised sales were also negatively affected by the impact of hurricanes in Puerto Rico, during September 2017.

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

Operating Income

	For the Years Ended December 31,		% Increase
	2017	2016	(Decrease)
	(in thousands of U.S. dollars)
Brazil	$160,608	$122,636	31.0%
Caribbean division	$1,538	$(12,392)	(112.4)%
NOLAD	$99,152	$45,145	119.6%
SLAD	$71,718	$66,359	8.1%
Corporate and other and purchase price allocation	$(60,081)	$(43,168)	39.2%
Total	$272,935	$178,580	52.8%

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

Other Non-operating Income (Expenses), Net

Other non-operating income (expenses), net decreased by $1.9 million to a $0.4 million loss in 2017, as compared to a $2.4 million loss in 2016, primarily related to a decrease in asset tax results.

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

Overview

Net cash provided by operations decreased by $75.4 million, from $255.2 million in 2017 to $179.7 million in 2018. Cash used in our investing activities was $163.8 million in 2018, compared to $124.5 million in 2017. Cash used in financing activities was $73.4 million in 2018, compared to $3.4 million in 2017. Cash used in financing activities was primarily used for the purchase of treasury stock amounting to $46.0 million and the payments of dividends of $20.9 million.

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

At December 31, 2018, our total financial debt was $589.8 million, consisting of  (i) $630.3 million in long-term debt (of which $346.1 million related to the 2023 notes, including the original issue discount, $265.0 million related to 2027 notes, $16.7 million in other long-term borrowings, and $6.5 million in capital lease obligations) the amount of which was offset by $40.9 million related to the fair market value of our outstanding derivative instruments, (ii) $4.0 million related to deferred financing costs and (iii) $0.4 million in short-term debt.

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

Cash and cash equivalents were $197.3 million at December 31, 2018 and $308.5 million at December 31, 2017.

Comparative Cash Flows

The following table sets forth our cash flows for the periods indicated:

	For the Years Ended December 31,
	2018	2017	2016
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$179,731	$255,170	$164,189
Net cash (used in) provided by investing activities	(163,784)	(124,480)	23,018
Net cash used in financing activities	(73,442)	(3,353)	(112,995)
Effect of exchange rate changes on cash and cash equivalents	(53,714)	(13,649)	8,072
(Decrease) increase in cash and cash equivalents	(111,209)	113,688	82,284

Operating Activities

	For the Years Ended December 31,
	2018	2017	2016
	(in thousands of U.S. dollars)
Net income attributable to Arcos Dorados Holdings Inc.	$36,847	$129,166	$78,810
Non-cash charges and credits	121,448	60,926	29,160
Changes in assets and liabilities	21,436	65,078	56,219
Net cash provided by operating activities	179,731	255,170	164,189

For the year ended December 31, 2018, net cash provided by operating activities was $179.7 million, compared to $255.2 million in 2017. The $75.4 million decrease is attributable to the decrease in net income and non-cash charges of $31.8 million and a negative change in assets and liabilities of $43.6 million.

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

The following table presents our cash (used in) provided by investing activities by type:

	For the Years Ended December 31,
	2018	2017	2016
	(in thousands of U.S. dollars)
Property and equipment expenditures	$(197,041)	$(174,766)	$(92,282)
Purchases of restaurant businesses paid at acquisition date	—	(870)	—
Proceeds from sales of property and equipment and related advances	2,891	61,983	88,380
Proceeds from sales of restaurant businesses and related advances	10,158	10,407	25,090
Recovery (acquisitions) of short-term investments	19,588	(19,588)	—
Others, net	620	(1,646)	1,830
Net cash (used in) provided by investing activities	(163,784)	(124,480)	23,018

The following table presents our property and equipment expenditures by type:

	For the Years Ended December 31,
	2018	2017	2016
	(in thousands of U.S. dollars)
New restaurants	$55,982	$41,557	$27,756
Existing restaurants	107,202	105,396	47,198
Other(1)	33,857	27,813	17,328
Total property and equipment expenditures	197,041	174,766	92,282

(1)	Primarily corporate equipment and other office expenditures.

In 2018, net cash used in investing activities was $163.8 million, compared to $124.5 million in 2017. This $39.3 million increase was primarily attributable to an increase in property and equipment expenditures of $22.3 million, a decrease in proceeds from sales of property and equipment and related advances of $59.1 million, partially offset by the collection of short-term investments, made during 2017, amounting to $39.2 million.

Property and equipment expenditures increased by $22.3 million, from $174.8 million in 2017 to $197.0 million in 2018. The increase in property and equipment expenditures is explained by an increase in investment in new restaurants of $14.4 million, as well as in existing restaurants, $1.8 million, and an increase in corporate equipment and other office expenditures of $6.0 million. In 2018, we opened 70 restaurants and closed 35 restaurants.

Proceeds from sales of property and equipment and related advances decreased by $59.1 million to $2.9 million in 2018, as compared to 2017, primarily as a consequence of a decrease in sales from the Company’s asset monetization plan.

In 2017, net cash used in investing activities was $124.5 million, compared to an inflow of $23.0 million in 2016. This $147.5 million increase was primarily attributable to an increase in property and equipment expenditures of $82.5 million, the acquisition of short-term investment amounting to $19.6 million, the purchases of restaurant businesses in 2017 for $0.9 million, a decrease in proceeds from sales of property and equipment and related advances of $26.4 million, a decrease in proceeds from sale of restaurant businesses and related advances of $14.7 million, a decrease in collection from loans of related parties of $1.8 million and a decrease in other investing activities of $1.7 million.

Property and equipment expenditures increased by $82.5 million, from $92.3 million in 2016 to $174.8 million in 2017. The increase in property and equipment expenditures is explained by an increase in investment in new restaurants of $13.8 million, as well as in existing restaurants, $46.2 million, and an increase in corporate equipment and other office expenditures of $22.5 million. In 2017, we opened 50 restaurants and closed 18 restaurants.

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

Financing Activities

	For the Years Ended December 31,
	2018	2017	2016
	(in thousands of U.S. dollars)
(Repayment of) / proceeds from 2016 Secured Loan Agreement	$—	$(169,511)	$167,262
Dividend payments to Arcos Dorados Holdings Inc. shareholders	(20,937)	—	—
Net (payment) collection of derivative instruments	—	(40,822)	(6,268)
Purchase of 2023 Notes	—	(48,885)	(80,800)
Purchase and repayment of 2016 Notes	—	—	(181,156)
Issuance of 2027 notes	—	265,000	—
Treasury stock purchases	(46,035)	—	—
Other financing activities	(6,470)	(9,135)	(12,033)
Net cash used in financing activities	(73,442)	(3,353)	(112,995)

Net cash used in financing activities was $73.4 million in 2018, compared to $3.4 million used in 2017. The $70.1 million increase in the amount of cash used in financing activities was primarily attributable to the purchase of treasury stock amounting to $46.0 million and the payments of dividends of $20.9 million.

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

Revolving Credit Facilities

Arcos Dorados B.V. entered into revolving credit facilities in order to borrow money from time to time to cover our working capital needs and for other lawful general corporate purposes. Interest on each loan under these facilities is payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date on which the applicable loan was made.

On August 3, 2011, our subsidiary, Arcos Dorados B.V., entered into a committed revolving credit facility with Bank of America, N.A., as lender, for $50 million. On July 30, 2015, we renewed this facility for $50 million maturing on August 3, 2016. On August 1, 2016, we renewed this revolving credit facility for $25 million maturing on August 3, 2017. On August 1, 2017, we renewed this revolving credit facility for $25 million maturing on August 3, 2018. On August 3, 2018, we renewed this facility again for $25 million maturing on August 3, 2019, with an annual interest rate equal to LIBOR plus 2.40%.

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

On November 10, 2016, Arcos Dorados B.V. entered into a revolving credit facility with JPMorgan Chase Bank, N.A. for up to $25 million maturing on November 10, 2017. On November 1, 2017, we renewed this revolving credit facility again for $25 million maturing on November 10, 2018 and on November 1, 2018, we extended the maturity date to November 10, 2019. Each loan made to Arcos Dorados B.V. under this agreement will bear interest at an annual rate equal to LIBOR plus 2.25%.

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

As of December 31, 2018, the mentioned ratio was 0.97 and thus we are currently in compliance with the ratio under both revolving credit facilities.

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

2023 Notes

In September 2013, we issued senior notes for an aggregate principal amount of $473.8 million under an indenture dated September 27, 2013, which we refer to as the 2023 notes. The total aggregate principal amount of the 2023 notes consists of $375 million issued for cash and $98.8 million issued in exchange for the 7.5% senior notes due 2019 issued by Arcos Dorados B.V. in October 2009 (the “2019 notes”) that were properly tendered (and not validly withdrawn) pursuant to a tender offer, exchange offer and consent solicitation we launched in September 2013 (the “2013 Tender and Exchange Offer”). The 2023 notes mature on September 27, 2023 and bear interest of 6.625% per year. Interest is paid semiannually on March 27 and September 27. The proceeds from the issuance of the 2023 notes were used to pay the principal and premium on the 2019 notes in connection with the 2013 Tender and Exchange Offer, to repay certain of the short-term indebtedness we had with Banco Itaú BBA S.A., to unwind a cross-currency interest rate swap with Bank of America, N.A. and for general corporate purposes.

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

On March 16, 2017, we announced the commencement of a second tender offer to purchase for cash up to $80 million aggregate principal amount of the properly tendered (and not validly withdrawn) outstanding 2023 notes (the “2017 Tender Offer”). As a result of the early settlement of the 2017 Tender Offer, we repurchased $45.3 million of the 2023 notes on April 5, 2017. The 2017 Tender Offer expired on April 12, 2017. As a result of the final settlement of the 2017 Tender Offer, we repurchased an additional $0.4 million of the 2023 notes on April 19, 2017. As of December 31, 2018, $348.1 million aggregate principal amount of the 2023 notes was outstanding.

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

We have not had significant research and development activities for the past three years because we rely primarily on McDonald’s research and development. McDonald’s operates research and development facilities in the United States, Europe and Asia, and independent suppliers also conduct research activities that benefit McDonald’s and us. Nevertheless, we have developed certain menu items, such as Almuerzos Colombianos in Colombia or McPicanha in Brazil, to better tailor our product offerings to local tastes and to provide our customers with additional food options.

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

F.	Tabular Disclosure of Contractual Obligations

The following table presents information relating to our contractual obligations as of December 31, 2018.

	Payment Due by Period
Contractual Obligations	Total	2019	2020	2021	2022	2023	Thereafter
	(in thousands of U.S. dollars)
Capital lease obligations(1)	$10,983	$1,396	$887	$815	$942	$441	$6,502
Operating lease obligations	$975,865	$143,476	$128,253	$111,188	$93,447	$80,036	$419,465
Contractual purchase obligations(2)	$124,268	$63,774	$19,416	$15,348	$11,793	$8,357	$5,580
2023 and 2027 notes(1) (3)	$860,705	$38,629	$38,629	$38,629	$38,629	$386,698	$319,491
Other long-term borrowings(1)	$21,368	$4,348	$4,082	$3,795	$3,520	$3,249	$2,374
Derivative instruments	$-40,857	$10,687	$9,371	$7,731	$6,116	$-48,870	$-25,892
Total	$1,952,332	$262,310	$200,638	$177,506	$154,447	$429,911	$727,520

(1)	Includes interest payments.

(2)	Includes automatic annual renewals, which contains only enforceable and legally binding unconditional obligations corresponding to prevailing agreements without considering future undefined renewals when the agreement is cancellable by us. This type of purchase obligation represents $23.2 million of contractual obligations for 2019 only.

(3)	Does not include the impact of the deferred financing costs and the net discount related to the issue of the 2023 notes.

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

Pursuant to our articles of association, our Board of Directors is divided into three classes. There is no distinction in the voting or other powers and authorities of directors of different classes. The members of each class serve staggered, three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of shareholders in the year in which their term expires. At our most recent annual general meeting of shareholders, held on April 22, 2019, our shareholders re-elected Mr. Hernández-Artigas and Mrs. Franqui to serve as Class II directors.

The classes are currently composed as follows:

•	Mr. Woods Staton, Mr. Gutiérrez, Mr. Alonso and Mr. Francisco Staton are Class I directors, whose term will expire at the annual meeting of shareholders to be held in 2021;

•	Mr. Hernández-Artigas and Mrs. Franqui are Class II directors, whose term will expire at the annual meeting of shareholders to be held in 2022; and

•	Mr. Chu, Mr. Vélez and Mr. Fernández are Class III directors, whose term will expire at the annual meeting of shareholders to be held in 2020.

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

The following table presents the names of the members of our Board of Directors:

Name	Position	Age
Woods Staton	Executive Chairman	69
Sergio Alonso	CEO	55
Annette Franqui	Director	57
Carlos Hernández-Artigas	Director	54
Michael Chu	Director	70
José Alberto Vélez	Director	69
José Fernández	Director	56
Ricardo Gutiérrez Muñoz	Director	75
Francisco Staton	Director	38

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Dr. Luis Bonavita 1294, Office 501, WTC Free Zone, Montevideo, Uruguay (CP 11300) and Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB).

Woods Staton. Mr. Staton is our Executive Chairman. He was our Chairman and Chief Executive Officer from 2007 through October 2015. Mr. Staton holds an MBA from the International Institute for Management Development (IMD) in Switzerland and a Bachelor’s degree in economics from Emory University in Atlanta. As McDonald’s joint venture partner, Mr. Staton opened the first McDonald’s restaurant in Argentina in 1986 and later served as President of McDonald’s South Latin American Division. He founded Arcos Dorados in 2007 when he led a consortium of investors in the purchase of McDonald’s operations in Latin America. Mr. Staton is co-founder of Endeavor Argentina, an organization for promoting entrepreneurship. He is a member of the Latin America Advisory Board of Harvard Business School and is also a Board Member of the IMD Foundation in Lausanne, Switzerland. In addition, he serves as Chair of the Advisory Board of the Latin American Program at the Woodrow Wilson International Center for Scholars, and is also on the Chairman’s International Advisory Council of the Americas Society/Council of the Americas.

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

Annette Franqui. Mrs. Franqui has been a member of our board of directors since 2007 and is a member of the Compensation and Nomination Committee. She graduated with a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania in 1984 and an MBA from the Stanford Graduate School of Business in 1986. She is also a Chartered Financial Analyst. Mrs. Franqui began her career in 1986 with J.P. Morgan and joined Goldman Sachs in 1989. In 1994, she returned to J.P. Morgan where she became a Managing Director and the Head of the Latin America Research Department. Mrs. Franqui joined Panamco in 2001 as Vice President of Corporate Finance and became the Chief Financial Officer in 2002. She is one of the founding partners of Forrestal Capital and is a board member of many of its portfolio companies as well as of LatAm, LLC, and, on a volunteer basis, AARP.

Carlos Hernández-Artigas. Mr. Hernández-Artigas has been a member of our board of directors since 2007 and is a member of the Compensation and Nomination Committee. He graduated from the Escuela de Derecho at Universidad Panamericana, in 1987 and University of Texas at Austin, School of Law in 1988. He received an MBA from IPADE in Mexico City in 1996. Mr. Hernández-Artigas worked as a lawyer for several years in Mexico and as a foreign attorney in Dallas, Texas and New York. He served as the General Counsel, Chief Legal Officer and Secretary of Panamco for ten years. He is an advisor at Big Sur Partners in Miami, Florida and is currently a board member of MAC Hospitales in Mexico and a technology company in Anaheim, California.

Michael Chu. Mr. Chu has been an independent member of our board of directors since April 2011 and is a member of our Audit Committee. He graduated with honors from Dartmouth College in 1968 and received an MBA with highest distinction from the Harvard Business School in 1976. From 1989 to 1993, Mr. Chu served as an executive and limited partner in the New York office of the private equity fund Kohlberg Kravis Roberts & Co. From 1993 to 2000, Mr. Chu was with ACCION International, a nonprofit corporation dedicated to microfinance, where he served as President and CEO and participated in the founding and governance of various banks in Latin America. Mr. Chu currently holds an appointment as Senior Lecturer at the Harvard Business School, where he is the Faculty Chair for Latin America, and is Managing Director and cofounder of the IGNIA Fund, an investment firm dedicated to investing in commercial enterprises serving the emerging middle class and low-income populations in Mexico. He was a founding partner of, and continues to serve as Senior Advisor to, Pegasus Group, a private equity firm in Buenos Aires. He also serves on the board of Sealed Air Corporation (NYSE:SEE) and Takeoff Technologies, Inc, a private company in Boston, Massachusetts.

José Alberto Vélez. Mr. Vélez has been an independent member of our board of directors since June 2011 and is a member of our Audit Committee. Mr. Vélez received a Master of Science degree in Engineering from the University of California, Los Angeles, and a degree in Administrative Engineering from Universidad Nacional de Colombia. Mr. Vélez previously served as the CEO of Suramericana de Seguros, the leading insurance company in Colombia, and as the CEO of Inversura, a holding company that integrates the leading insurance and social security companies in Colombia. He was the Chief Executive Officer of Cementos Argos S.A. between 2003 and 2012. From 2012 until March 2016, he was the President of Grupo Argos, a holding group with investments in cement, energy and infrastructure concessions (roads and airports). He is currently a member of the Boards of Directors of Grupo Crystal and Grupo Daabon in Colombia. He also is Chairman of the Board of Trustees of the Universidad EAFIT. In addition, he is member of the Latin American Chapter of the Wilson Center in Washington D.C.

José Fernández. Mr. Fernandez has been a member of our board of directors since October 1, 2013 and is a member of the Compensation and Nomination Committee. Mr. Fernández was the Divisional President of operations for SLAD until 2013. Mr. Fernández is a Mechanical Engineer from Instituto Tecnológico Buenos Aires and began his career at McDonald’s in 1986. He held the positions of Development Director, Development Vice President and Managing Director of McDonald’s Argentina before becoming the Divisional President of operations of SLAD.

Ricardo Gutiérrez Muñoz. Mr. Gutiérrez Muñoz is an independent member of our board of directors since July 1, 2016 and is a member of our Audit Committee. He graduated with a Bachelor’s Degree in Accounting from the Instituto Politécnico Nacional (Mexico City) and a Master’s Degree in Financing from the Universidad Lasalle (Mexico City). He also pursued postgraduate studies in Mexico and in the USA. Mr. Gutiérrez Muñoz was CEO of Mexichem from 1994 to 2010. Before joining Mexichem, he was Vice-President of Empresas Lanzagorta, CEO and board member of Industrias Synkro and CFO of the Indetel/Alcatel Company. Currently he is the CEO of the CP Latina Company, a drilling Pemex contractor. In addition, he is also board member of Grupo Kaluz, Cinépolis (Organización Ramírez), Empresas ICA, Genommalab e Industria Mexicana del Aluminio (IMASA).

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

The following table lists our current executive officers:

Name	Position	Initial Year of Appointment	At Arcos Dorados Since
Sergio Alonso	Chief Executive Officer	2015	1987
Marcelo Rabach	Chief Operating Officer	2015	1990
Mariano Tannenbaum	Chief Financial Officer	2017	2008
Juan David Bastidas	Chief Legal Counsel	2010	2010
Paulo Camargo	Divisional President—Brazil	2015	2011
Alejandro Yapur	Divisional President—SLAD	2013	1986
Rogério Barreira	Divisional President—NOLAD	2015	1984
Luis Raganato	Divisional President—Caribbean	2014	1991
Sebastian Magnasco	Vice President of Development	2007	1994
Santiago Blanco	Chief Marketing and Digital Officer	2019	2019
Diego Benenzon	Vice President of Human Resources	2014	2009
José Valledor Rojo	Vice President of Supply Chain	2015	1990
Marlene Fernandez del Granado	Vice President of Government Relations	2011	2009
David Grinberg	Vice President of Corporate Communications and Investor Relations	2018	2010

The following is a brief summary of the business experience of our executive officers who are not also directors. Unless otherwise indicated, the current business addresses for our executive officers is Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB) and Dr. Luis Bonavita 1294, Office 501, WTC Free Zone, Montevideo, Uruguay.

Marcelo Rabach. Mr. Rabach, 49, is our Chief Operating Officer, and prior to his appointment as such in August 2015, Divisional President for NOLAD since 2013, Vice President of Operations Development since 2012 and Divisional President in Brazil since 2008. He graduated with a degree in Business Administration from Universidad Argentina de la Empresa in 2002. He began his career at McDonald’s Argentina in 1990 and has over 17 years of line operations experience, starting as a crew employee and steadily advancing into larger operational roles. From 1999 until his appointment as McDonald’s Chief Operating Officer in Venezuela in 2005, Mr. Rabach was responsible for the operations, real estate, construction, human resources, local store marketing, and training and franchising of a region within Argentina, holding the positions of Operations Manager and Operations Director. He was the Chief Operating Officer in Venezuela from 2005 until 2008.

Mariano Tannenbaum. Mr. Tannenbaum, 45, is our Chief Financial Officer. He joined Arcos Dorados in 2008 and has held several positions at the corporate level, with his last position being Senior Director of Corporate Finance. Previously, Mr. Tannenbaum had a long international career in Europe and the United States. He worked for the IFG Group in Switzerland, for Tyco International in Switzerland and Princeton, New Jersey and for Sabre Holdings in London. He began his career working for an economic consulting firm in Argentina as well as for the Argentine government, as part of the Ministry of Treasury and Public Finances. Mr. Tannenbaum has an economics degree from the Universidad de Buenos Aires, a Master’s in finance from the Universidad Torcuato Di Tella and an MBA with a concentration in finance from the London Business School.

Juan David Bastidas. Mr. Bastidas, 51, is our Chief Legal Counsel. He attended Universidad Pontificia Bolivariana in Colombia, where he received a Law Degree in 1989. He graduated in 1990 as a Business Law Specialist from the same university. He also pursued postgraduate studies in Business Administration at New York University, which he completed in 1994, International Business at Eafit University, which he completed in 2000 and Senior Management at Los Andes University, which he completed in 2009 in Colombia. He also attended the Executive Directors Training Program from IAE Business School in Argentina (2017). Mr. Bastidas worked from 1994 to 1995 as an international operations lawyer for Banco Industrial Colombiano (Bancolombia). He served as Chief Legal Counsel and Secretary of the board of directors of Interconexión Electrica S.A. E.S.P.–ISA from 1995 to 2010 before joining us in July 2010.

Paulo Camargo. Mr. Camargo, 50, was appointed Divisional President for Brazil in October 2015. Prior to Mr. Camargo’s promotion, he served as Vice President of Operations for the Brazil Division for four years. Mr. Camargo has over 20 years of experience in the consumer, retail and services industry. He has worked for companies such as PepsiCo, FASA Corporation and Iron Mountain across a variety of geographies. Before joining Arcos Dorados in 2011, he was President of the Spain Division at Iron Mountain. Mr. Camargo holds a postgraduate degree in Business Administration from Mackenzie University in São Paulo, and also holds an MBA from Universidad Europea de Madrid.

Alejandro Yapur. Mr. Yapur, 50, was appointed Divisional President of SLAD in July 2013. He began his career in 1986 as a crew member at the first McDonald’s restaurant in Argentina and had the opportunity to serve as Manager in the Marketing, Operations and Corporate Communications areas of Arcos Dorados in Argentina. In 2005 he was promoted to Managing Director of Uruguay and in 2007 became responsible for the Company’s Chilean operations. In 2011, Mr. Yapur became Regional Managing Director for the Southern Cone Region (Argentina, Chile and Uruguay) until 2013 when he was promoted to his current position. He holds a Master’s degree in Communications from Universidad Austral in Buenos Aires, Argentina. He has also received executive training from IAE Business School in Argentina, IPADE Business School in Mexico and IESE Business School in Spain.

Rogério Barreira. Mr. Barreira, 50, was appointed Divisional President for NOLAD in October 2015. Prior to Mr. Barreira’s promotion, he served as Vice President of Operations for the Brazil Division for four years. Mr. Barreira has over 32 years of experience in Arcos Dorados, acting in different key positions role in Brazil. Mr. Barreira has a Master in Business Administration from Foundation Getulio Vargas in Brazil and, and also holds a degree in Marketing and Business Planning from Anhembi-Morumbi University in Brazil.

Luis Raganato. Mr. Raganato, 49, is our Divisional President for the Caribbean. Prior to his appointment as such, he was the General Director of Arcos Dorados in Peru. Mr. Raganato began his career at Arcos Dorados in 1991 as a Trainee in the Nuevocentro Shopping location in the province of Córdoba, Argentina and has held various positions in Operations Management over the years. Mr. Raganato holds a Bachelor’s degree in Business Administration from Instituto Aeronáutico de Argentina and a Master’s degree in Marketing and Business Development from Escuela Superior de Estudios de Marketing de Madrid.

Sebastian Magnasco. Mr. Magnasco, 49, is our Vice President of Development and served, prior to his appointment as such, in the same capacity in SLAD. He graduated with a degree in Engineering from Instituto Tecnológico Buenos Aires, in 1990. He began his career at McDonald’s in 1994 and held the positions of Real Estate & Equipment Director of Argentina and IT, Real Estate and Equipment Director of Argentina until his appointment as Vice President of Development of SLAD in 2005.

Santiago Blanco. Mr. Blanco, 49, is our Chief Marketing and Digital Officer. He joined the company in 2019 and is responsible for designing and implementing the marketing and digital strategy. Prior to joining Arcos Dorados, he served as Chief Marketing, Digital & Communications Officer at ALSEA from 2017 to 2019. Mr. Blanco holds a Bachelor’s degree in Marketing from the Instituto Tecnológico de Monterrey and an MBA from University of Texas at Austin.

Diego Benenzon. Mr. Benenzon, 52, is our Vice President for Human Resources. He joined the Company in June 2009. He has extensive experience as an executive of high responsibility in multinational companies. He has also served as a senior consultant to various large companies and NGOs and has teaching experience. Mr. Benenzon graduated with a degree in psychology from Universidad John F. Kennedy and holds postgraduate degrees on strategic consultancy and organizational behavior from the Universidad de Buenos Aires and Management Development Program at IAE Business School.

José Valledor. Mr. Valledor, 52, is our Vice President of Supply Chain. Prior to his appointment as such, he was Divisional President in Brazil. He joined us in 1990 as an assistant in the accounting department, and four years later he became Manager of that department. In 2005, he became Regional Operations Director, responsible for the markets of Uruguay, Paraguay and Argentina. Two years later, he became Argentina’s General Director while continuing to supervise the market operations in Uruguay, Chile and Paraguay. Mr. Valledor Rojo has a degree in Business Administration and a postgraduate degree from the Instituto de Altos Estudios (IAE) in Buenos Aires, Argentina.

Marlene Fernandez. Ms. Fernandez, 57, is Corporate Vice President for Government Relations. Prior to joining Arcos Dorados in 2009, she served as an elected Member of the House of Representatives in Bolivia where she held various leadership positions, including Ambassador of Bolivia to the United States of America, Ambassador to the Organization of American States, Ambassador to the Government of Italy and Representative of Bolivia to different specialized agencies of the United Nations. She was also Bureau Chief and Main Political Correspondent for CNN Spanish in Washington, D.C. Ms. Fernandez holds a Master of Science in Broadcast Journalism from Boston University, graduated Summa Cum Laude from the Universidad Argentina John. F. Kennedy and has completed courses in Finance for Executives, Strategic Communications, Conflict Resolution and Negotiations in Conflict at Harvard University.

David Grinberg. Mr. Grinberg, 40, is our Vice President of Corporate Communications and Investor Relations. Mr. Grinberg joined Arcos Dorados in 2010, after leading the Communications division at Samsung and serving as Sports Marketing Head and, later, as Corporate Communications Director, Brazil Division of Nike. Mr. Grinberg holds a Bachelor’s Degree in Social Communication from FIAM and a Master’s Degree in Corporate Communication & Public Affairs from the Cásper Líbero Foundation.

B.	Compensation

Long-term and Equity Incentive Plans

Long-term Incentive Plan

We implemented a long-term incentive plan in 2008 (the “2008 long-term incentive plan”) to reward certain employees for the success of our business. In accordance with this plan, we historically granted phantom equity units, called CADs, annually to certain employees, pursuant to which such employees are entitled to receive, upon vesting, a cash payment equal to the appreciation in the fair value of the award over the base value of the award. In 2011, our Board approved the use of the Company’s market capitalization following our initial public offering as the metric used to determine the Company’s fair market value under this incentive plan in place of the existing formula used to determine the current value of the awards. Due to an extension granted in April 2014, the exercise rights for any outstanding CADs under this plan expired in May 2017 or May 2018, depending on their grant date.

As of December 31, 2018, no CADs were outstanding, as compared to 324,861 CADs as of December 31, 2017. During 2018, all outstanding CADs were exercised, and the total amount paid for these exercises was $0.8 million.

Equity Incentive Plan

In March 2011, we adopted our Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of our business. This plan replaces our 2008 long-term incentive plan discussed above. Like our 2008 long-term incentive plan, the 2011 Plan is being used to reward certain employees for the success of our business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of share (also referred to as stock) options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by our Board.

The maximum number of shares that may be issued under the 2011 Plan is 5,238,235 Class A shares, equal to 2.5% of our total outstanding class A and class B shares immediately following our initial public offering on April 14, 2011. In 2018, 494,775 Class A shares were issued pursuant to the 2011 Plan.

We carried out a special grant of stock options and restricted share units in 2011 in connection with our initial public offering, which are fully vested. We also made recurring grants of stock options and restricted share units in each of the fiscal years from 2011 to 2018 (from 2015 to 2018 only restricted share units). Units granted from 2011 to 2013 are fully vested. Both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. In the event of death, disability or retirement of the employee, any unvested portion of the annual award will fully vest. For all grants, each stock option granted represents the right to acquire one Class A share at it’s a strike price equal to fair market value, while each restricted share unit represents the right to receive one Class A share when vested.

The following table shows unvested restricted share units and stock options as of December 31, 2018:

Date of the grant	Restricted share units	Stock options
May 10, 2014	317,351	247,475
May 8, 2015	923,213	-
May 10, 2016	865,291	-
May 10, 2017	497,960	-
May 10, 2018	520,393	-

We issued 494,775 class A shares during 2018 in connection with the partial vesting of outstanding restricted share units. An additional 8,528 class A shares were issued to date in 2019 in connection with the vesting of restricted share units.

On June 28, 2016, 1,117,380 stock options were converted into liability awards, maintaining the original conditions of the 2011 Plan. There were no incremental compensation costs resulting from the modification and only 104 employees were affected.

See Note 17 to our consolidated financial statements for additional information.

We intend to make the 2019 annual grant under the 2011 Plan during the second quarter of 2019.

Compensation of Directors and Officers

General

The approximate aggregate annual total cash compensation for our 14 officers was $11.1 million in 2018. In 2018, we approved annual compensation for our non-executive directors of $140,000 each, payable 100% in cash. The cash payments corresponding to services performed in 2018 were paid $105,000 each in 2018 and $35,000 each in 2019, except for Mr. Velez’s compensation, which was paid in full in 2018. We have not entered into any service contracts with our directors to provide for benefits upon termination of employment.

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

As of December 31, 2018, we had a total of approximately 78,691 employees in Company-operated restaurants and staff throughout the Territories. Of this number, 82% were crew, 15% were restaurant managers and the remainder were professional staff. Approximately 40% of our employees were located in Brazil.

We have various types of employment arrangements with our employees in Brazil. Some of our employees receive monthly wages whereas others are paid by the hour, and all of our employees have fixed work schedules due to a settlement signed with Labor Prosecutor Office of the State of Pernambuco. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Brazilian Labor Litigation.” Most of our employees in Brazil, in particular students and minors, work schedules of less than 180 hours per month. Brazilian law requires that employers provide a minimum monthly wage, which, in the case of employees who are paid by the hour, is prorated in terms of wages per hour.

The following table illustrates the distribution of our employees by division and employee category as of December 31, 2018.

Division	Crew	Restaurant Managers	Professional Staff	Total
Brazil	25,146	5,616	500	31,262
Caribbean division	7,886	1,673	266	9,825
NOLAD	8,200	1,945	245	10,390
SLAD	23,632	3,013	235	26,880
Corporate and other	—	—	334	334
Total	64,864	12,247	1,580	78,691

Restaurant managers are responsible for the daily management of our restaurants. As such, we have a comprehensive training program for them that is focused on customer management practices, food preparation and other operational procedures. Standards are taught and continuously reinforced through the use of such training programs. We also use performance measurements on a continual basis, both internally and externally in connection with all our restaurants. Our internal on-site visit restaurant operations improvement process evaluates operational standards, which are compared globally to assure continuous improvement. We also contract third parties, which we refer to as third-party shoppers, to visit our restaurants anonymously and report on our performance. Our external third-party shopper measurements and customer satisfaction opportunity reports help maintain our competitiveness. In addition, Hamburger University provides restaurant managers, mid-managers and owner/operators with training on best practices in different aspects of our business. In 2018, approximately 1,533 people attended different courses or events organized by Hamburger University in areas such as restaurant and customer management, sales and accounting.

The role performed by our crew is of critical importance in our interactions with our customers. Employee relations are thus key to maintaining the level of motivation and enthusiasm on the part of our crew that help differentiate our restaurants from those of our competitors. We have been recognized by many independent organizations for being a “great place to work.”

Although we have unions in some of our most important markets, including Brazil, Argentina and Mexico, the unions only have an active role in our Brazil restaurants, and going forward, our Argentine restaurants due to the unionization of restaurant managers in 2018. In these markets, the restaurant industry is unionized by law. However, in Brazil every employee and company are necessarily represented by unions. Workers unions can negotiate directly with companies through Collective Bargaining Agreements, or CBAs, or with the company’s union through Collective Convention. Under Brazilian law, employees or groups of employees cannot opt-out of the terms under union agreements, which integrate the employment contract for all legal purposes. In Brazil, the CBA or the Collective Convention should provide, on a yearly basis, the salary adjustment to be afforded by all employees, and may also provide certain additional guarantees or rights, to be applicable to all employees, regardless of their unit or position in the company, during a certain term (maximum of two years). All collective agreements are mandatory in Brazil.

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

Shareholder	Class A Shares	Percentage of Outstanding Class A Shares(1)	Class B Shares		Percentage of Outstanding Class B Shares(1)		Total Economic Interest(1)	Total Voting Interest(1) (2)
Los Laureles Ltd.(3)(4)	—	—	80,000,000		100.00%		39.29%	76.39%
Woods Staton(4)	7,992,444	6.47%	—		—		3.93%	1.53%
Sergio Alonso	*	*	—		—		*	*
Annette Franqui	*	*	—		—		*	*
Carlos Hernández-Artigas	*	*	—		—		*	*
Juan David Bastidas	*	*	—		—		*	*
José Valledor Rojo	*	*	—		—		*	*
José Fernandez	*	*	—		—		*	*
Marcelo Rabach	*	*	—		—		*	*
Mariano Tannenbaum	*	*	—		—		*	*
Sebastian Magnasco	*	*	—		—		*	*
Diego Benenzon	*	*	—		—		*	*
Marlene Fernandez	*	*	—		—		*	*
Luis Raganato	*	*	—		—		*	*
Rogério Barreira	*	*	—		—		*	*
Alejandro Yapur	*	*	—		—		*	*
Paulo Camargo	*	*	—		—		*	*
Dan Gertsacov(5)	*	*	—		—		*	*
Santiago Blanco	*	*	—		—		*	*
David Grinberg	*	*	—		—		*	*
Francisco Staton	*	*		__		__	*	*

*	Each of these directors and officers beneficially owns less than 1% of the total number of outstanding class A shares.

(1)	Percentages are based on 123,608,999 Class A shares issued and outstanding as of the date of this annual report and exclude 7,993,602 Class A shares issued and held in treasury.

(2)	Class A shares are entitled to one vote per share and class B shares are entitled to five votes per share.

(3)	Los Laureles Ltd. is beneficially owned by Mr. Woods Staton, our Executive Chairman. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.”

(4)	In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Woods Staton beneficially owns 7,992,444 class A shares (includes 131,484 shares of common stock issuable upon exercise of stock options and 162,347 restricted share units) directly, and indirectly through Chablais Investments S.A. (“Chablais”). Of these 7,992,444 class A shares, Chablais has pledged an aggregate of 7,698,563 shares for the benefit of JPMorgan Chase Bank, N.A., in connection with a financing transaction, and has entered into a cash-settled put transaction with respect to 1,000,000 of these pledged shares. On a combined basis, Mr. Woods Staton is the beneficial owner of an aggregate of 43.22% of the total economic interests of Arcos Dorados and 77.92% of its total voting interests. The address of Mr. Woods Staton is Mantua No. 6575 (esquina Potosí), Montevideo, Uruguay 11500. The address of Chablais is Level 1, Palm Grove House, Wickham’s Cay 1, Road Town, Tortola, BVI.

(5)	Resigned from his role effective March 1, 2019.

As of the date of this annual report, our 14 officers had been granted (i) a total of 1,490,289 restricted share units, 478,578 options at an exercise price of $21.20 per share, 127,647 stock options at an exercise price of $14.35 per share and 74,499 stock options at an exercise price of $14.31 per share pursuant to the 2011 Plan. For more information, see “—B. Compensation—Long-term and Equity Incentive Plans” above. Our non-executive directors had been granted a total of 53,652 stock options at an exercise price of $21.20 per share, 66,888 stock options at an exercise price of $14.35 and 176,768 stock options at an exercise price of $14.31 per share per share pursuant to the 2011 Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue a maximum of 420,000,000 class A shares, no par value per share, and 80,000,000 class B shares, no par value per share. Each of our class A shares entitles its holder to one vote. Each of our class B shares entitles its holder to five votes. Los Laureles Ltd., our controlling shareholder, owns 38.98% of our issued and outstanding share capital, and 76.16% of our voting power by virtue of its ownership of 100% of our class B shares. The following table presents the beneficial ownership of our shares as of the date of this annual report:

Shareholder	Class A Shares	% of Outstanding Class A Shares		Class B Shares(1)	% of Outstanding Class B Shares(1)	Total Economic Interest(1)	Total Voting Interest(1) (2)
Los Laureles Ltd(3)(4)	—	—		80,000,000	100.0%	39.29%	76.39%
Woods Staton(4)	7,992,444	6.47%		—	—	3.93%	1.53%
William H. Gates III(5)	11,641,400	9.42%		—	—	5.72%	2.22%
Invesco Ltd.(6)	8,299,532	6.71%		—	—	4.08%	1.59%
TIAA-CREF Investment Management, LLC (7)	11,336,903	9.17%		—	—	5.57%	2.17%
Teachers Advisors, LLC (8)	9,619,888	7.78%		—	—	4.72%	1.84%
International Value Advisers, LLC (9)	9,642,572	7.80%				4.74%	1.84%
Public	65,076,260	52.65%		—	—	31.96%	12.43%
Total(11)	123,608,999	100.00	%(10)	80,000,000	100.00%	100.00%	100.00	%(10)

(1)	Percentages are based on 123,608,999 Class A shares issued and outstanding as of the date of this annual report and exclude 7,993,602 Class A shares issued and held in treasury.

(2)	Class A shares are entitled to one vote per share and class B shares are entitled to five votes per share.

(3)	The address of Los Laureles Ltd. is 325 Waterfront Drive, Omar Hodge Building, 2nd Floor, Wickham’s Cay 1, Road Town, Tortola, British Virgin Islands. Los Laureles Ltd. is beneficially owned by Mr. Woods Staton, our Executive Chairman. Los Laureles Ltd. established a voting trust with respect to the voting interests in us held by Los Laureles Ltd. Los Laureles Ltd. is the beneficiary of the voting trust. See “—Los Laureles Ltd.”

(4)	In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Woods Staton beneficially owns 7,992,444 class A shares (includes 131,484 shares of common stock issuable upon exercise of stock options and 162,347 restricted share units) directly, and indirectly through Chablais Investments S.A. (“Chablais”). Of these 7,992,444 class A shares, Chablais has pledged an aggregate of 7,698,563 shares for the benefit of JPMorgan Chase Bank, N.A., in connection with a financing transaction, and has entered into a cash-settled put transaction with respect to 1,000,000 of these pledged shares. On a combined basis, Mr. Woods Staton is the beneficial owner of an aggregate of 43.22% of the total economic interests of Arcos Dorados and 77.92% of its total voting interests. The address of Mr. Woods Staton is Mantua No. 6575 (esquina Potosí), Montevideo, Uruguay 11500. The address of Chablais is Level 1, Palm Grove House, Wickham’s Cay 1, Road Town, Tortola, BVI.

(5)	William H. Gates III (“Mr. Gates”) indirectly owns Class A shares through Cascade Investment, LLC (“Cascade”) and the Bill & Melinda Gates Foundation Trust (the “Trust”). Cascade, the Trust, Mr. Gates and Melinda French Gates (“Mrs. Gates”) filed with the SEC a Schedule 13G/A dated February 13, 2015. Based solely on the disclosure set forth in such Schedule 13G/A, (i) Cascade has sole voting power with respect to 8,580,900 class A shares and sole dispositive power with respect to 8,580,900 class A shares; (ii) the Trust has shared voting power with respect to 3,060,500 class A shares and shared dispositive power with respect to 3,060,500 class A shares; (iii) Mr. Gates has, through Cascade, sole voting power and sole dispositive power with respect to 8,580,900 class A shares and has, through the Trust, shared voting power and shared dispositive power with respect to 3,060,500 class A shares; and (iv) Mrs. Gates has, through the Trust, shared voting power with respect to 3,060,500 class A shares and shared dispositive power with respect to 3,060,500 class A shares. The address of Cascade Investment, LLC is 2365 Carillon Point, Kirkland, Washington 98033. The address of the Trust and Mrs. Gates is 500 Fifth Avenue North, Seattle, Washington 98119. The address of Mr. Gates is One Microsoft Way, Redmond, Washington 98052.

(6)	Invesco Ltd. filed with the SEC a Schedule 13G dated February 4, 2019. Based solely on the disclosure set forth in such Schedule 13G, Invesco Ltd. has sole voting power with respect to 8,299,532 class A shares and sole dispositive power with respect to 8,299,532 class A shares. The address of Invesco Ltd. is 1555 Peachtree Street NE, Suite 1800, Atlanta, GA 30309.

(7)	TIAA-CREF Investment Management, LLC filed with the SEC a Schedule 13G/A dated February 14, 2019. Based solely on the disclosure set forth in such Schedule 13G/A, TIAA-CREF Investment Management, LLC has sole voting power with respect to 11,336,903 class A shares and sole dispositive power with respect to 11,336,903 class A shares. The address of TIAA-CREF Investment Management, LLC is 730 Third Avenue, New York, NY 10017-3206.

(8)	Teachers Advisors, LLC filed with the SEC a Schedule 13G/A dated February 14, 2019. Based solely on the disclosure set forth in such Schedule 13G/A, Teachers Advisors, LLC is the investment adviser to three registered investment companies and has sole voting power with respect to 9,619,888 class A shares and sole dispositive power with respect to 9,619,888 class A shares. The address of Teachers Advisors, LLC is 730 Third Avenue, New York, NY 10017-3206.

(9)	International Value Advisers, LLC filed with the SEC a Schedule 13G dated February 13, 2019. Based solely on the disclosure set forth in such Schedule 13G, International Value Advisers, LLC has sole voting power with respect to 9,140,301 class A shares and sole dispositive power with respect to 9,642,572 class A shares. The address of International Value Advisers, LLC is 717 Fifth Avenue, 10th Floor, New York, New York, 10022.

(10)	Numbers do not sum to 100% due to the effects of rounding.

(11)	Excludes 7,993,602 Class A shares issued and held in treasury.

As of April 26, 2019, there were 6 class A shareholders of record. We believe the number of beneficial owners is substantially greater than the number of record holders because a large portion of class A shares is held in “street name” by brokers.

Los Laureles Ltd.

Los Laureles Ltd. is our controlling shareholder and is beneficially owned by Mr. Woods Staton, our Executive Chairman. Los Laureles Ltd. currently owns 39.29% of the economic interests of Arcos Dorados and 76.39% of its voting interests. Los Laureles Ltd. has established a voting trust with respect to the voting interests in us held by Los Laureles Ltd. Los Laureles Ltd. is the beneficiary of the voting trust. The voting trust exercises the vote of the class B shares through a voting committee, which consists of only Mr. Woods Staton. The decision of the voting committee must be approved by Los Laureles (PTC) Limited, a British Virgin Islands company that is a wholly owned subsidiary of Los Laureles Limited. Mr. Woods Staton is the sole director of Los Laureles (PTC) Limited. Without the consent of McDonald’s, Mr. Woods Staton may add any one or more of his descendants, certain other relatives, any board member of Arcos Dorados and the chief executive officer, chief operating officer or chief financial officer of Arcos Dorados to the committee.

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

During 2018, we incurred $41.6 million in total distribution fees payable to Axionlog, which accounted for approximately 4.0% of our total food and paper costs.

See Note 25 to our consolidated financial statements for details of the outstanding balances and transactions with related parties as of December 31, 2018 and 2017 and for the fiscal years ended December 31, 2018, 2017 and 2016.

Employment of Francisco Staton

Mr. Francisco Staton, Woods Staton’s son, is Arcos Dorados' managing director for Colombia, Aruba, Curaçao and Trinidad & Tobago. In this position, Francisco Staton reports to Luis Raganato, President of the Caribbean Division. He has a bachelor’s degree from Princeton University and a Master's in Business Administration from Columbia Business School. Prior to working at Arcos Dorados, he worked as a consultant for the Boston Consulting Group. At Arcos Dorados, Francisco Staton has completed the Company’s operational training programs in São Paulo and Bogotá, and has also held other positions at the Company, including serving as a restaurant manager as well as serving as a Senior Development Manager for new business projects in the NOLAD Division, in Mexico. For his services as managing director in Colombia, Francisco Staton receives customary compensation and benefits commensurate with his level of responsibility within the Company. His compensation package is aligned with the compensation packages of similar positions in other companies in Colombia, according to external compensation surveys. Francisco Staton was appointed as a Board Member, Class I, at our AGM held on April 24, 2018.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial statements

See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with U.S. GAAP.

Legal Proceedings

Puerto Rican Franchisees

In January 2007, several Puerto Rican franchisees filed a lawsuit against McDonald’s Corporation and certain subsidiaries, which the Company purchased during the acquisition of the LatAm business (the “Puerto Rican franchisees lawsuit”). The lawsuit seeks declaratory judgment and damages in the amount of $66.7 million plus plaintiffs’ attorney’s fees in connection with the alleged breach by the Company of the Dealers’ Act of Puerto Rico, which limits the grounds under which a principal may refuse to renew or terminate a distribution contract. The complaint also seeks preliminary and permanent injunctions to restrict the Company from declining to renew the plaintiffs’ agreements except for just cause, and to prohibit the Company from opening restaurants or kiosks within a three-mile radius of a franchisee’s restaurant. In September 2008, the Company filed a counter-suit requesting the termination of the franchise agreements with these franchisees due to several material breaches. The case went to trial in the Court of First Instance in 2012 and at the end of 2014 the plaintiffs finalized their presentation of evidence. At that time, the Company filed a Motion of Non Suit seeking to dismiss the case. We believe that after analyzing all the evidence presented during such process, the Commissioner hearing our case should issue a recommendation of resolution in our favor, and as a result, we have not recorded a provision for this lawsuit as we believe the probability of loss is remote. As of today, we have not been notified of any resolution made by the Commissioner assigned to this case.

During 2014, another franchisee filed a complaint (the “related Puerto Rican franchisee lawsuit”) against us and McDonald’s USA, LLC (a wholly owned subsidiary of McDonald’s Corporation), asserting a very similar claim to the one filed in the Puerto Rican franchisees lawsuit. The claim seeks declaratory judgment and damages in the amount of $30 million plus plaintiff’s attorney’s fees. We also believe that the probability of a loss is remote due to its close resemblance to the Puerto Rican franchisees lawsuit and have therefore not recorded a provision for this lawsuit.

Furthermore, on March 26, 2010, we filed a collection claim against Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by our franchisees that meets periodically to coordinate the development of promotional and marketing campaigns, for the reimbursement of the monetary contribution made during August 2007. On June 15, 2010, PROA, also known as the cooperative, filed a third party complaint and counterclaim (the “PROA claim”) against us and other third party defendants in the amount of $31 million. On June 9, 2014, after several motions for summary judgment duly filed and opposed by the parties, the Court entered a “Partial Summary Judgment and Resolution” in favor of PROA, before initiating the discovery phase, finding that we must participate and contribute funds to the association. However, the Court did not specify any amount for which we should be held liable due to its preliminary and interlocutory nature and the lack of discovery conducted regarding the amounts claimed by the plaintiffs. By means of a Motion to Reconsider, we opposed such determination. In December 2018, the First Instance Court confirmed his determination and we filed a Certiorari in the Court of Appeals. We continue to oppose this determination vigorously, we believe that there is no legal basis for considering: (i) the obligation to contribute is not directed towards a cooperative, (ii) the franchise agreement does not contain a provision that makes it mandatory to participate in the cooperative, and (iii) PROA’s by-laws state that participation in the cooperative is voluntary, among other arguments. We believe that the probability of a loss is remote and, consequently, no provision has been recorded.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisees lawsuit. Pursuant to the MFA, the Company indemnifies McDonald’s for the related Puerto Rican franchisee lawsuit and the PROA claim.

Brazilian Labor Litigation

In August 2012, the Labor Prosecutor’s Office of the State of Pernambuco (Ministério Público do Trabalho do Estado de Pernambuco) in Brazil filed a civil complaint against us in the Labor Court of Pernambuco (Justiça do Trabalho de Pernambuco) in order to (i) compel us to change the variable work schedule applicable to our 14 restaurants in Pernambuco, a state in northeastern Brazil, to a fixed work schedule, (ii) seek fines of R$3,000 per employee per month for alleged noncompliance with labor laws related to, for example, overtime payment, breaks between workdays, night shift premiums, duration of breaks and weekly rest time, (iii) seek a penalty of R$20,000 related to the non-exhibition of documentation relating to audit labor inspections and (iv) seek collective damages of R$30,000,000 related to the variable work schedule practices in Pernambuco in recent years. In February 2013, the Labor Prosecutor’s Office of Pernambuco filed an additional petition seeking the extension of the original complaint throughout Brazil and increasing the amount of collective damages requested from R$30,000,000 to R$50,000,000. The Labor Prosecutor’s Office of the State of Pernambuco also added a demand that all employees should be allowed to bring their own meals for consumption during breaks in our restaurants.

We settled all of the pending claims with the Labor Prosecutor’s Office in March 2013, other than the claim to guarantee the payment of the minimum wage independently of working hours.

In parallel with the judicial case, in December 2016, an administrative assessment of compliance with our 2013 settlement was initiated by a team composed of Labor Prosecutors. An additional audit of the company’s compliance with the settlement for such period occurred in May 2017. In each of these audits, the Labor Prosecutor claimed noncompliance with the settlement. In March 2017 and December 2017, we submitted petitions and documents defending our compliance with the settlement. In early 2018, we attended a series of hearings with the Labor Prosecutors to discuss the audit report and Arcos’ petition in order to verify if the settlement was complied with. On August 23, 2018, Arcos signed a new settlement agreement with the Labor Prosecutor’s Office in which it agreed to pay a R$7 million fine for noncompliance with some of its obligations under the 2013 settlement. In exchange, the Labor Prosecutor agreed to reduce previous commitments and the fines assumed by us for future investigation. The settlement agreement was ratified by the courts and we paid this fine of R$7 million in November and December 2018. The courts also dismissed the previously pending claim with respect to payment of minimum wage independently of working hours.

The Labor Prosecutor subsequently began a new investigation to verify our compliance with the 2018 settlement agreement and requested documents related to the working hours of all employees related to the period of April, 2017 to July, 2018. We already presented documents and we are waiting the analysis of those documents by the Labor Prosecutor.

Sinthoresp – Brasília

On February 23, 2015, a coalition of labor unions filed a lawsuit against us, alleging that we have defaulted on our obligations to our employees with a variety of inadequate working conditions such as an unhealthy working environment, failure to pay the legal minimum wage or wages established through collective bargaining agreements, time-card fraud, failure to grant legally-mandated meal and rest periods and failure to pay corresponding overtime, among other claims.

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

The lawsuit is currently before the 22nd DF Labor Court in Brasilia. On March 27, 2017, the Labor Court entered a judgment rejecting all claims made by the coalition of labor unions and affirmed that the coalition was not able to prove its allegations. The coalition filed an appeal against it, and the Regional Labor Court determined to reopen the discovery phase in order for the parties to take depositions of witnesses, after which the 22nd DF Labor Court in Brasilia (first instance) will judge the claim again. We presented an appeal against this decision, which is pending.

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

In parallel with the judicial lawsuit’s developments, the Labor Prosecutor’s Office initiated an administrative audit regarding the company’s compliance with the TAC. On November 2016, the Labor Prosecutor’s Office claimed that it had identified violations of the TAC and demanded R$13 million in connection with such violations. On April 3, 2017, we submitted a petition and documents as evidence that we have complied with the settlement, rejecting the Labor Prosecutor’s claims. We attended a series of hearings with the Labor Prosecutor’s Office to discuss TAC compliance, Arcos’ petition, and the possibility of entering into a new settlement in order to reduce the previous commitments and the fines assumed by us. A new hearing is expected to be scheduled soon.

Retained Lawsuits and Contingent Liabilities

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of December 31, 2018 we maintained a provision for contingencies amounting to $42.1 million ($46 million as of December 31, 2017), which is disclosed net of judicial deposits amounting to $13.6 million ($18.1 million as of December 31, 2017) that we were required to make in connection with the proceedings. As of December 31, 2018, the net amount of $28.5 million included $26.1 million as a non-current liability. See Note 18 to our consolidated financial statements for more details.

Pursuant to the Acquisition, McDonald’s Corporation indemnifies us for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisee lawsuit. As of December 31, 2018, the provision for contingencies included $4.0 million ($2.5 million as of December 31, 2017) related to Brazilian claims that are covered by the indemnification agreement. As a result, we have recorded a current asset and non-current asset in respect of McDonald’s Corporation’s indemnity in our consolidated balance sheet. The current asset in respect of McDonald’s Corporation’s indemnity represents the amount of cash to be received as a result of settling certain Brazilian labor and tax contingencies.

Several of these proceedings have already been resolved successfully, either by a judicial decision or a cash settlement. The cash settlements were made pursuant to the reopening of a 2009 amnesty granted by the Brazilian federal government, in which McDonalds opted to participate. The amnesty was originally granted in 2009 as a way to reduce litigation with federal authorities and increase tax collection during the financial crisis. The amnesty allowed Brazilian taxpayers to settle federal tax debts under favorable conditions, including reduced penalties and interest and the ability to pay principal in up to 180 installments. In 2014, pursuant to an additional amnesty, such outstanding Brazilian federal tax debts were paid in full using mainly applicable tax loss carryforwards. The remaining retained proceedings are pending a final decision.

As of December 31, 2018, there are certain matters related to the interpretation of tax and labor law for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $188 million and $196 million.

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

Since the Acquisition, we declared the following dividends (all dividends shown in the aggregate for all outstanding shares, other than per share figures):

•	a $10,180,449.95 million paid on April 12, 2019 and dividends of $0.03 per share to be paid on each of August 14, 2019 and December 12, 2019;

•	a $10.6 million and a $10.4 million dividend in 2018;

•	four $12.5 million dividends in 2014;

•	four $12.5 million dividends in 2013;

•	four $12.5 million dividends in 2012;

•	four $12.5 million dividends in 2011; and

•	a $40 million dividend with respect to our results of operations for fiscal year 2009.

The amounts and dates of future dividend payments, if any, will be subject to, among other things, the discretion of our Board of Directors. Accordingly, there can be no assurance that any future distributions will be made, or, if made, as to the amount of such distributions.

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

See “—C. Markets”

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

As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue up to 420,000,000 class A shares and 80,000,000 class B shares. As of the date of this annual report, 123,608,999 class A shares and 80,000,000 class B shares are issued, fully paid and outstanding. In addition, 7,993,602 Class A shares are issued and being held in treasury.

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

We held our most recent annual shareholder meeting on April 22, 2019 in Montevideo, Uruguay.

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

The MFAs

We received exclusive master franchising rights from McDonald’s for the Territories on August 3, 2007 when Mr. Woods Staton, our Executive Chairman and controlling shareholder and our founding private equity shareholders purchased McDonald’s LatAm business for $698.1 million (including $18.7 million of acquisition costs) and entered into the MFAs. Prior to the Acquisition, Mr. Woods Staton had been the joint venture partner of McDonald’s Corporation in Argentina for over 20 years and had served as President of McDonald’s South Latin American division since 2004.

McDonald’s has a long-standing presence in Latin America and the Caribbean dating to the opening of its first restaurant in Puerto Rico in 1967. Since then, McDonald’s expanded its footprint across the region as consumer markets and opportunities arose, opening its first restaurants in Brazil in 1979, in Mexico and Venezuela in 1985 and in Argentina in 1986.

We hold our McDonald’s franchise rights pursuant to the MFA for all of the Territories except Brazil, executed on August 3, 2007, as amended and restated on November 10, 2008 and as further amended on August 31, 2010, June 3, 2011 and March 17, 2016, entered into by us, LatAm, LLC (the “Master Franchisee”), our wholly owned subsidiary Arcos Dorados Coöperatieve U.A., Arcos Dorados B.V., certain subsidiaries of the Master Franchisee,

Los Laureles, Ltd. and McDonald’s. On March 21, 2018, Arcos Dorados Group B.V. (together with Arcos Dorados B.V. and us, the “Owner Entities”) replaced Arcos Dorados Coöperatieve U.A. as party to the MFA. On August 3, 2007, our subsidiary Arcos Dourados Comercio de Alimentos Ltda., or the Brazilian Master Franchisee, and McDonald’s entered into the separate, but substantially identical, Brazilian MFA, which was amended and restated on November 10, 2008.

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

The continuing franchise fee is paid, with respect to each calendar month, to McDonald’s in an amount generally equal to 7% of the U.S. dollar equivalent of the gross sales, as defined therein, of each of the McDonald’s restaurants in the Territories for that calendar month, minus, as applicable, a brand building adjustment. During the first 10 years of the MFAs, the brand building adjustment is 2% of the gross sales, for a net continuing franchise fee payment of 5% of the gross sales. During years 11 through 15 of the MFAs, the brand building adjustment will be 1% of the gross sales, for a net continuing franchise fee payment of 6%; and the brand building adjustment will be 0% thereafter, for a net continuing franchise fee payment of 7% of the gross sales. In addition, on January 25, 2017, McDonald’s Corporation agreed to provide growth support for the same period. The impact of this support resulted in an effective royalty rate of 5.4% in 2018, and we project that it could result in an effective royalty rate of 5.9% in 2019.

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

In the event of a voluntary or involuntary transfer of any of the McDonald’s restaurants located in the Territories to a person other than a subsidiary of ours or an affiliate of one of our franchisees, we must charge a transfer fee of not less than $10,000 and must pay to McDonald’s an amount equal to 50% of the fee charged.

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

Real Estate

Under the MFAs, we must own or lease the real estate property where all of our Company-operated restaurants are located. In addition, we cannot transfer or encumber a significant portion of the real estate properties that we own without McDonald’s consent. Due to the geographic and commercial importance of certain restaurants, we may not sell certain “iconic” properties without the prior written consent of McDonald’s. For certain of these selected properties, we have already perfected a first priority lien in favor of McDonald’s.

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

Call Option Right and Security Interest in Equity Interests of the Company

Under the MFAs, McDonald’s has the right, or Call Option, to acquire our non-public shares or our interests in one or more Territories upon: (i) the expiration of the initial term of the MFAs on August 2, 2027 if the initial term is not extended, (ii) the occurrence of a material breach of the MFAs or (iii) during the period of 12 months following the earlier of (x) the 18th month anniversary of the death or permanent incapacity of Mr. Woods Staton or (y) the receipt by McDonald’s of notice from Mr. Woods Staton’s heirs that they have elected to have the period of 12 months commence as of the date specified in the notice. McDonald’s generally has the right either to exercise the Call Option with respect to all of the Territories, or, in its sole discretion, with respect to the Territory or Territories identified by McDonald’s as being affected by such material breach or to which such material breach may be attributable except upon the occurrence of an initial material breach relating to any Territory or Territories in which there are less than 100 restaurants in operation. In such case, McDonald’s only has the right to acquire the equity interests of any of our subsidiaries in the relevant Territory or Territories. As of December 31, 2018, we had more than 100 restaurants in operation in each of Argentina, Brazil, Mexico, Puerto Rico and Venezuela. No other Territory had more than 85 restaurants in operation.

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

Under the MFAs, we must maintain a fixed charge coverage ratio (as defined therein) at least equal to 1.50 and a leverage ratio (as defined therein) not in excess of 4.25. Mainly as a result of the adoption of new exchange rates used for remeasurement of our bolivar-denominated assets and liabilities and operating results in Venezuela in 2013 and 2014, we were not in compliance with these ratio requirements for certain periods during 2014, 2015 and 2016. We initially became non-compliant for the quarter ended June 30, 2014, at which time our Leverage Ratio and Fixed Charge Coverage Ratio was 4.38 and 1.48, respectively. Please refer to the table below for disclosure of our Leverage Ratio and Fixed Charge Coverage Ratio as of December 31, 2016 and for the other periods of our non-compliance with the requirements under the MFA. As of December 31, 2016, our Fixed Charge Coverage Ratio was 1.56 and our Leverage Ratio was 4.40. For that reason, McDonald’s granted us limited waivers through and including June 20, 2016, during which time we were not required to comply with these financial ratios. We have been in compliance with these quarterly ratios since the expiration of the waiver. If we are unable to comply with our original commitments under the MFA or to obtain a waiver for any non-compliance in the future, we could be in material breach. Our breach of the MFA would give McDonald’s certain rights, including the ability to acquire all or portions of our business. See “—Material Breach.” Notwithstanding the foregoing, we do not expect any material adverse effect to our business, results of operations, financial condition or cash flows as a result of this situation. We continue to monitor our compliance with these quarterly ratios. On March 17, 2016, we amended the MFA to change certain definitions relevant to the calculation of the Fixed Charge Coverage Ratio and the Leverage Ratio. As of December 31, 2018, our Fixed Charge Coverage Ratio was 1.70 and our Leverage Ratio was 4.07.

Arcos Dorados Financial Ratios under the MFA

	Quarter ended
	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Leverage Ratio	3.80	4.05	4.02	3.83	4.07
Fixed Charge Coverage Ratio	1.77	1.70	1.74	1.81	1.70

Letters of Credit

As security for the performance of our obligations under the MFAs, we have obtained (i) on August 3, 2007, an irrevocable standby letter of credit in favor of McDonald’s in an amount of $65.0 million and later reduced to $45.0 million on October 30, 2015, issued by Credit Suisse acting as issuing bank through its Cayman Islands Branch, (ii) on May 9, 2011, an irrevocable standby letter of credit in favor of McDonald’s in an amount of $15.0 million, issued by Itaú Unibanco S.A. (“Itaú”), acting as issuing bank through its New York Branch, and (iii) on November 3, 2015, an irrevocable standby letter of credit in favor of McDonald’s in an amount of $20.0 million, issued by JPMorgan, acting as issuing bank through its New York Branch. The Credit Suisse, Itaú and JP Morgan letters of credit expire on November 10, 2019, April 24, 2021 and November 6, 2021, respectively, but we will be required by the MFAs to renew these letters of credit or obtain new standby letters of credit in the same amount.

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

The BVI has signed an intergovernmental agreement to improve international tax compliance and the exchange of information with the United States (the “US IGA”). The BVI has also signed, along with over 100 other countries, a multilateral competent authority agreement to implement the Organisation for Economic Co-Operation and Development (OECD) Standard for Automatic Exchange of Financial Account Information - Common Reporting Standard (the “CRS”).

Amendments made to the Mutual Legal Assistance (Tax Matters) Act, 2003 (as amended) (the “2003 Act”) and orders have been made pursuant to the 2003 Act to give effect to the terms of the US IGA and the CRS (together “AEOI”) under BVI law (the “BVI Legislation”).

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our 2018 taxable year. However, because the application of the Treasury Regulations is not entirely clear and because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information filed by us electronically with the SEC. The address of that website is www.sec.gov.

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

Foreign Currency Exchange Rate Risk

Foreign Currency Exchange Rate Risk in 2018

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

A decrease of 10% in the value of the Brazilian real against the U.S. dollar would result in a net foreign exchange loss totaling $7.2 million over (i) the cross-currency interest rate swap used to partially hedge the intercompany loan receivable of Arcos Dorados B.V. denominated in Brazilian reais (R$964.2 million including accrued interest), (ii) the Brazilian reais-denominated intercompany net receivable held by our subsidiaries, Arcos Dorados B.V. and LatAm LLC (R$1,223.0 million including accrued interest), and (iii) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $7.6 million as of December 31, 2018. In addition, since July 1, 2018, when the functional currency of our Argentine subsidiaries was changed to Brazilian reais as result of the highly inflationary environment in Argentina, an appreciation of the Argentine peso against the Brazilian reais would result in a foreign currency exchange loss as a result of remeasuring of our net monetary liability position denominated in Argentine pesos.

An increase of 10% in the value of the Mexican peso against the U.S. dollar would result in a foreign exchange loss of $2.0 million, mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Mexico of $17.6 million as of December 31, 2018.

An increase of 10% in the value of the Uruguayan peso against the U.S. dollar would result in a foreign exchange loss of $5.6 million over the outstanding U.S. dollar-denominated intercompany net receivable held by our subsidiaries in Uruguay of $50.5 million as of December 31, 2018.

An increase of 10% in the value of the Costa Rican Colones against the U.S. dollar would result in a foreign exchange loss of $4.7 million mainly related to the outstanding U.S. dollar-denominated intercompany net receivable held by our subsidiary in Costa Rica of $42.5 million as of December 31, 2018.

An increase of 10% in the value of the European euro against the U.S. dollar would result in a foreign exchange loss of $3.3 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Martinique of $29.3 million as of December 31, 2018.

Fluctuations in the value of the other local currencies against the U.S. dollar would not result in material foreign exchange gains or losses as of December 31, 2018 since there are no other significant intercompany balances exposed to foreign exchange risk.

We are also exposed to foreign currency exchange risk related to the currency translation of our Venezuelan operations. A devaluation of the Venezuelan bolívar against the U.S. dollar would result in a foreign currency exchange loss as a result of remeasuring monetary balances denominated in Venezuelan bolívares. See Note 22 to our consolidated financial statements for details about exchange controls affecting our operations in Venezuela.

Summary of Foreign Currency Exchange Rate Risk in 2017

A decrease of 10% in the value of the Brazilian real against the U.S. dollar would result in a net foreign exchange loss totaling $3.9 million over (i) the intercompany loan receivable of Arcos Dorados B.V. denominated in Brazilian reais, partially offset by the cross-currency interest rate swap (R$137 million including accrued interest), (ii) the Brazilian reais-denominated intercompany net receivable held by our subsidiaries, Arcos Dorados B.V. and LatAm LLC (R$19 million including), and (iii) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $2.3 million as of December 31, 2018. In addition, since July 1, 2018, when the functional currency of our Argentine subsidiaries was changed to Brazilian reais as result of the highly inflationary environment in Argentina, an appreciation of the Argentine peso against the Brazilian reais would result in a foreign currency exchange loss as a result of remeasuring of our net monetary liability position denominated in Argentine pesos.

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

As of December 31, 2018, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2018 in ensuring that information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018, based on the guidelines set forth by the COSO.

Based on this assessment, management believes that, as of December 31, 2018, its internal control over financial reporting was effective based on those criteria.

Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, has audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2018.

C.	Attestation Report of the Registered Public Accounting Firm

Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, has audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2018, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ARCOS DORADOS HOLDINGS INC.:

Opinion on Internal Control over Financial Reporting

We have audited Arcos Dorados Holdings Inc.’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Arcos Dorados Holdings Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”) and our report dated March 27, 2019 expressed an unqualified opinion thereon.

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

March 27, 2019

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

ITEM 16B. CODE OF ETHICS

Our Board of Directors has approved and adopted our Standards of Business Conduct, which are a code of ethics that applies to all employees of Arcos Dorados, including executive officers, and to our board members. Our Standards of Business Conduct are an exhibit to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the amounts billed to us by the principal accountant, for audit and other services performed in fiscal years 2018 and 2017.

	2018	2017
	(in thousands of U.S. dollars)
Audit fees	$2,414	$2,770
Audit-related fees	21	30
Tax fees	342	464
All other fees	36	142

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

Audit-Related Fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal years 2018 and 2017 and not reported under the previous category. These services would include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 22, 2018, our Board of Directors approved the adoption of a share repurchase program, pursuant to which the Company may repurchase from time to time up to $60 million of issued and outstanding Class A shares of the Company (the "Repurchase Program"). The Repurchase Program will expire on May 22, 2019. As of December 31, 2018, the Company had repurchased 6,360,826 Class A shares amounting to $46 million.

Month of repurchase	Total number of Class A shares purchased	Average price paid per Class A share	Total number of Class A shares purchased as part of publicly announced plans or program	Approximate dollar value of Class A shares that may be purchased under the program
May, 2018	1,102,415	$7.63	1,102,415	$51,524,941

June, 2018	1,554,137	7.36	1,554,137	40,000,005

August, 2018	431,784	6.93	431,784	37,002,419

September, 2018	811,767	6.46	811,767	31,745,225

October, 2018	1,110,723	6.57	1,110,723	24,420,504

November, 2018	550,000	7.28	550,000	20,403,104

December, 2018	800,000	8.03	800,000	13,964,864

Total at end of period	6,360,826	$7.18	6,360,826	$13,964,864

______________

(1)	Amounts reflect commissions paid to the administrator of the repurchase program.

As of the date of this annual report, an additional 1,632,776 Class A shares had been repurchased pursuant to the Repurchase Program in 2019.

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

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report. See page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association, incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
2.1	Indenture dated September 27, 2013 among Arcos Dorados Holdings Inc., as issuer, the Subsidiary Guarantors named therein, Citibank N.A., as trustee, registrar, paying agent and transfer agent, and Banque Internationale à Luxembourg Société Anonyme, as Luxembourg paying agent, incorporated herein by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the SEC on April 28, 2014.
2.2	Indenture dated April 4, 2017 among Arcos Dorados Holdings Inc., as issuer, the Subsidiary Guarantors named therein, and Citibank N.A., as trustee, registrar, paying agent and transfer agent, incorporated herein by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on April 27, 2017.
3.1	Los Laureles Voting Trust, incorporated herein by reference to Exhibit 9.1 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.1	Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in All of the Territories, except Brazil, incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.2	Amendment No. 1 to the Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in All of the Territories, except Brazil, incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.3	Second Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in Brazil, incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.4	Amendment No. 3 to the Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in all the Territories, except Brazil dated March 17, 2016 incorporated herein by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 29, 2016.
4.5	Letter of Agreement dated as of July 31, 2014 among McDonald’s Latin America and LatAm, LLC, incorporated herein by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 29, 2015.
4.6	Amended and Restated Escrow Agreement dated October 12, 2010 among McDonald’s Latin America, LLC, LatAm, LLC, each of the Escrowed MF Subsidiaries, Arcos Dorados Restaurantes de Chile Ltda., Arcos Dorados B.V., Deutsche Bank Trust Company Americas, as collateral agent, and Citibank, N.A., as escrow agent, incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.7	Letter of Credit Reimbursement Agreement dated August 3, 2007 between Arcos Dorados B.V. and Credit Suisse, acting through its Cayman Islands Branch, incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.

Exhibit No.	Description
4.8	Amendment to Letter of Credit Reimbursement Agreement dated November 3, 2008 between Arcos Dorados B.V. and Credit Suisse, acting through its Cayman Islands Branch, incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.9	Second Amendment to Letter of Credit Reimbursement Agreement dated December 10, 2008 between Arcos Dorados B.V. and Credit Suisse, acting through its Cayman Islands Branch, incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.10	Third Amendment to Letter of Credit Reimbursement Agreement dated July 8, 2009 between Arcos Dorados B.V. and Credit Suisse, acting through its Cayman Islands Branch, incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.11	Fourth Amendment to Letter of Credit Reimbursement Agreement dated April 23, 2010 between Arcos Dorados B.V. and Credit Suisse AG, Cayman Islands Branch, incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.12	ISDA Schedule to the 2002 Master Agreement dated as of December 14, 2009 between Morgan Stanley & Co. International plc and Arcos Dorados B.V., incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1(File No. 333-173063) filed with the SEC on March 25, 2011.
4.13	ISDA Schedule to the 2002 Master Agreement dated as of December 14, 2009 between JPMorgan Chase Bank, N.A. and Arcos Dorados B.V., incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.14	Credit Support Annex to the Schedule to the Master Agreement dated as of December 14, 2009 between JPMorgan Chase Bank, N.A. and Arcos Dorados B.V., incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.15	Equity Incentive Plan, incorporated herein by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.16	Amendment No. 2 to the Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in All of the Territories, except Brazil, incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1 (File No. 333-177210) filed with the SEC on October 7, 2011.
4.17	ISDA Master Agreement dated as of April 20, 2012 between Bank of America, N.A. and Arcos Dorados Holdings Inc., incorporated herein by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC on April 26, 2013.
4.18	ISDA Schedule to the 2012 Master Agreement dated as of April 20, 2012 between Bank of America, N.A. and Arcos Dorados Holdings Inc., incorporated herein by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC on April 26, 2013.
4.19	Guarantee dated as of April 20, 2012 of Arcos Dourados Comercio de Alimentos Ltda. in favor of Bank of America, N.A. in connection with the ISDA Master Agreement and Schedule thereto, each dated as of April 20, 2012, and any confirmations thereunder, incorporated herein by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC on April 26, 2013.
4.20	Confirmation dated June 8, 2012 between Arcos Dorados Holdings Inc. and Bank of America, N.A., incorporated herein by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC on April 26, 2013.
4.21	Credit Agreement dated as of August 3, 2011 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC on April 26, 2013.
4.22	First Amendment to Credit Agreement dated as of August 3, 2012 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC on April 26, 2013.

Exhibit No.	Description
4.23	Second Amendment to Credit Agreement dated as of August 2, 2013 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the SEC on April 28, 2014.
4.24	Third Amendment to Credit Agreement dated as of July 28, 2014 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 29, 2015.
4.25	Fourth Amendment to Credit Agreement dated as of July 30, 2015 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 29, 2016.
4.26	Waiver and Fifth Amendment to Credit Agreement dated as of March 16, 2016 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 29, 2016.
4.27	Sixth Amendment to Credit Agreement dated as of August 1, 2016 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on April 27, 2017.
4.28	Seventh Amendment to Credit Agreement dated as of August 1, 2017 among Arcos Dorados B.V., as borrower, as guarantors, and Bank of America, N.A., as lender, incorporated herein by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on April 27, 2018.
4.29*	Eighth Amendment to Credit Agreement dated as of August 3, 2018 among Arcos Dorados B.V., as borrower, as guarantors, and Bank of America, N.A., as lender.
4.30

Credit Agreement dated as of November 10, 2016 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors and JPMorgan Chase Bank, N.A., as lender, incorporated herein by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on April 27, 2017.

4.31	First Amendment to Credit Agreement dated as of November 1, 2017 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors and JPMorgan Chase Bank, N.A., as lender, incorporated herein by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on April 27, 2018.
4.32*	Second Amendment to Credit Agreement dated as of November 1, 2018 among Arcos Dorados B.V., as borrower, certain subsidiaries of the borrower, as guarantors and JPMorgan Chase Bank, N.A., as lender.
4.33*	Accession Agreement dated as of March 21, 2018 executed and delivered by Arcos Dorados Group B.V. pursuant to the Amended and Restated Master Franchise Agreement for McDonald’s Restaurants, dated November 10, 2008.
8.1*	List of subsidiaries.
11.1*	Standards of Business Conduct of the Company
12.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
13.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
15.1*	Consent of Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.

**	In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Arcos Dorados Holdings Inc.

By:	/s/ Mariano Tannenbaum
	Name:	Mariano Tannenbaum
	Title:	Chief Financial Officer

Date: April 26, 2019

Arcos Dorados Holdings Inc.

Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ARCOS DORADOS HOLDINGS INC.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Arcos Dorados Holdings Inc. (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 27, 2019, expressed an unqualified opinion thereon.

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

/s/ Pistrelli, Henry Martin y Asociados S.R.L.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

We have served as the Company’s auditor since 2007

Buenos Aires, Argentina

March 27, 2019

Arcos Dorados Holdings Inc.

Consolidated Statements of Income

For the fiscal years ended December 31, 2018, 2017 and 2016

Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2018	2017	2016
Sales by Company-operated restaurants	$2,932,609	$3,162,256	$2,803,334
Revenues from franchised restaurants	148,962	157,269	125,296
Total revenues	3,081,571	3,319,525	2,928,630

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,030,499)	(1,110,240)	(1,012,976)
Payroll and employee benefits	(607,793)	(683,954)	(607,082)
Occupancy and other operating expenses	(803,539)	(842,519)	(752,428)
Royalty fees	(157,886)	(163,954)	(142,777)
Franchised restaurants – occupancy expenses	(67,927)	(69,836)	(55,098)
General and administrative expenses	(229,324)	(244,664)	(221,075)
Other operating (expenses) income, net	(61,145)	68,577	41,386
Total operating costs and expenses	(2,958,113)	(3,046,590)	(2,750,050)
Operating income	123,458	272,935	178,580
Net interest expense	(52,868)	(68,357)	(66,880)
Loss from derivative instruments	(565)	(7,065)	(3,065)
Foreign currency exchange results	14,874	(14,265)	32,354
Other non-operating income (expenses), net	270	(435)	(2,360)
Income before income taxes	85,169	182,813	138,629
Income tax expense	(48,136)	(53,314)	(59,641)
Net income	37,033	129,499	78,988
Less: Net income attributable to non-controlling interests	(186)	(333)	(178)
Net income attributable to Arcos Dorados Holdings Inc.	$36,847	$129,166	$78,810

Earnings per share information:
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.18	$0.61	$0.37
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	0.18	0.61	0.37

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Comprehensive (Loss) Income

For the fiscal years ended December 31, 2018, 2017 and 2016

Amounts in thousands of US dollars

	2018	2017	2016
Net income	$37,033	$129,499	$78,988

Other comprehensive (loss) income, net of tax:

Foreign currency translation	(63,130)	4,783	(9,929)
Post-employment benefits (expenses):
Loss recognized in accumulated other comprehensive loss	(418)	(938)	(310)
Reclassification of net loss to consolidated statement of income	494	386	386
Post-employment benefits (expenses) (net of deferred income taxes of $122, $(272) and $(39))	76	(552)	76
Cash flow hedges:
Net gain (loss) recognized in accumulated other comprehensive loss	13,888	6,462	(18,813)
Reclassification of net (gain) loss to consolidated statement of income	(23,887)	1,592	11,242
Cash flow hedges (net of deferred income taxes of $4,062, $(3,938) and $nil)	(9,999)	8,054	(7,571)
Total other comprehensive (loss) income	(73,053)	12,285	(17,424)
Comprehensive (loss) income	(36,020)	141,784	61,564
Less: Comprehensive income attributable to non-controlling interests	(52)	(316)	(140)
Comprehensive (loss) income attributable to Arcos Dorados Holdings Inc.	$(36,072)	$141,468	$61,424

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Balance Sheet

As of December 31, 2018 and 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

ASSETS	2018	2017
Current assets
Cash and cash equivalents	$197,282	$308,491
Short-term investment	—	19,588
Accounts and notes receivable, net	84,287	111,302
Other receivables	25,350	36,310
Inventories	46,089	82,735
Prepaid expenses and other current assets	109,230	94,204
McDonald’s Corporation’s indemnification for contingencies	2,324	407
Total current assets	464,562	653,037
Non-current assets
Miscellaneous	99,049	98,291
Collateral deposits	2,500	2,500
Property and equipment, net	856,192	890,736
Net intangible assets and goodwill	41,021	47,729
Deferred income taxes	58,334	74,299
Derivative instruments	54,735	35,069
McDonald’s Corporation’s indemnification for contingencies	1,646	2,082
Total non-current assets	1,113,477	1,150,706
Total assets	$1,578,039	$1,803,743
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$242,455	$303,452
Royalties payable to McDonald’s Corporation	14,576	13,729
Income taxes payable	53,843	54,592
Other taxes payable	61,006	82,326
Accrued payroll and other liabilities	94,166	119,088
Provision for contingencies	2,436	2,529
Interest payable	9,951	9,986
Short-term debt	356	—
Current portion of long-term debt	3,836	4,359
Derivative instruments	10,687	15,522
Total current liabilities	493,312	605,583
Non-current liabilities
Accrued payroll and other liabilities	35,322	29,366
Provision for contingencies	26,073	25,427
Long-term debt, excluding current portion	626,424	629,142
Derivative instruments	3,192	7,506
Deferred income taxes	957	10,577
Total non-current liabilities	691,968	702,018
Total liabilities	$1,185,280	$1,307,601
Equity
Class A shares of common stock	$379,845	$376,732
Class B shares of common stock	132,915	132,915
Additional paid-in capital	14,850	14,216
Retained earnings	413,074	401,134
Accumulated other comprehensive losses	(502,266)	(429,347)
Common stock in treasury	(46,035)	—
Total Arcos Dorados Holdings Inc. shareholders’ equity	392,383	495,650
Non-controlling interests in subsidiaries	376	492
Total equity	392,759	496,142
Total liabilities and equity	$1,578,039	$1,803,743

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Cash Flows

For the fiscal years ended December 31, 2018, 2017 and 2016

Amounts in thousands of US dollars

	2018	2017	2016
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	$36,847	$129,166	$78,810
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operations:
Non-cash charges and credits:
Depreciation and amortization	105,800	99,382	92,969
Loss from derivative instruments	565	7,065	3,065
Amortization and accrual of letter of credit fees and deferred financing costs	3,189	3,433	3,974
Gain of property and equipment sales	(2,030)	(93,122)	(55,163)
Deferred income taxes	648	1,731	5,499
Foreign currency exchange results	(15,388)	20,366	(33,348)
Accrued net share-based compensation expense	2,638	4,216	3,558
Impairment of long-lived assets and goodwill	19,117	17,764	12,742
Write-offs of property and equipment	4,167	8,528	5,776
Gain on Sales of restaurants businesses	(6,154)	(14,742)	(16,549)
Others, net	8,896	6,305	6,637
Changes in assets and liabilities:
Accounts payable	16,563	102,660	35,815
Accounts and notes receivable and other receivables	(35,770)	(50,211)	(32,604)
Inventories, prepaid and other assets	(12,074)	(53,466)	26,763
Income taxes payable	12,529	18,946	9,480
Other taxes payable	8,675	12,672	8,180
Interest payable	(35)	2,942	(9,533)
Accrued payroll and other liabilities and provision for contingencies	27,134	35,075	15,412
Others	4,414	(3,540)	2,706
Net cash provided by operating activities	179,731	255,170	164,189
Investing activities
Property and equipment expenditures	(197,041)	(174,766)	(92,282)
Purchases of restaurant businesses paid at acquisition date	—	(870)	—
Proceeds from sale of property and equipment and related advances	2,891	61,983	88,380
Proceeds from sales of restaurant businesses and related advances	10,158	10,407	25,090
Recovery (acquisitions) of short-term investments	19,588	(19,588)	—
Other investing activity	620	(1,646)	1,830
Net cash (used in) provided by investing activities	(163,784)	(124,480)	23,018
Financing activities
Issuance of 2027 Notes	—	265,000	—
(Repayment of) / proceeds from secured loan agreement	—	(169,511)	167,262
Purchase of 2023 Notes	—	(48,885)	(80,800)
Net payment of derivative instruments	—	(40,822)	(6,268)
Dividend payments to Arcos Dorados Holdings Inc.’ shareholders	(20,937)	—	—
Purchase and repayment of 2016 Notes	—	—	(181,156)
Treasury stock purchases	(46,035)	—	—
Other financing activities	(6,470)	(9,135)	(12,033)
Net cash used in financing activities	(73,442)	(3,353)	(112,995)
Effect of exchange rate changes on cash and cash equivalents	(53,714)	(13,649)	8,072
(Decrease) increase in cash and cash equivalents	(111,209)	113,688	82,284
Cash and cash equivalents at the beginning of the year	308,491	194,803	112,519
Cash and cash equivalents at the end of the year	$197,282	$308,491	$194,803

Supplemental cash flow information:
Cash paid during the year for:
Interest	$55,400	$53,206	$76,605
Income tax	32,188	24,112	39,135
Non-cash investing and financing activities:
Seller financing pending of payment and settlement of franchise receivables related to purchases of restaurant businesses	469	36	—
Exchange of assets	—	6,721	2,150

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Changes in Equity

For the fiscal years ended December 31, 2018, 2017 and 2016

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Common Stock in treasury		Total	Non-controlling interests	Total
	Number	Amount	Number	Amount				Number	Amount
Balances at December 31, 2015	130,538,896	371,857	80,000,000	132,915	12,606	193,158	(424,263)	—	—	286,273	617	286,890
Net income for the year	—	—	—	—	—	78,810	—	—	—	78,810	178	78,988
Other comprehensive loss	—	—	—	—	—	—	(17,386)	—	—	(17,386)	(38)	(17,424)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	172,328	2,112	—	—	(2,112)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	3,294	—	—	—	—	3,294	—	3,294
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(172)	(172)
Balances at December 31, 2016	130,711,224	373,969	80,000,000	132,915	13,788	271,968	(441,649)	—	—	350,991	585	351,576
Net income for the year	—	—	—	—	—	129,166	—	—	—	129,166	333	129,499
Other comprehensive income	—	—	—	—	—	—	12,302	—	—	12,302	(17)	12,285
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	361,284	2,763	—	—	(2,763)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	3,191	—	—	—	—	3,191	—	3,191
Portion of non-controlling interests related to business sold	—	—	—	—	—	—	—	—	—	—	(108)	(108)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(301)	(301)
Balances at December 31, 2017	131,072,508	376,732	80,000,000	132,915	14,216	401,134	(429,347)	—	—	495,650	492	496,142
Net income for the year	—	—	—	—	—	36,847	—	—	—	36,847	186	37,033
Other comprehensive loss	—	—	—	—	—	—	(72,919)	—	—	(72,919)	(134)	(73,053)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.10 per share)	—	—	—	—	—	(20,937)	—	—	—	(20,937)	—	(20,937)
Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(174)	—	—	—	(174)	—	(174)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	520,565	3,113	—	—	(3,113)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	3,747	—	—	—	—	3,747	—	3,747
Treasury stock purchases	—	—	—	—	—	—	—	(6,360,826)	(46,035)	(46,035)	—	(46,035)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(168)	(168)
Adoption of accounting standard ASC 606 -net of $1,555 of deferred income tax-	—	—	—	—	—	(3,796)	—	—	—	(3,796)	—	(3,796)
Balances at December 31, 2018	131,593,073	379,845	80,000,000	132,915	14,850	413,074	(502,266)	(6,360,826)	(46,035)	392,383	376	392,759

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

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

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan and Argentinian operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheet date exchange rates, and revenues, expenses and cash flow are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its statements of income.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Foreign currency matters (continued)

Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, were considered to be highly inflationary, and as such, the financial statements of these subsidiaries are remeasured as if its functional currency was the reporting currency of the immediate parent company (US dollars for Venezuelan operation and Brazilian reais (“BRL”) for Argentinian operation). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive loss” within shareholders’ equity.

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

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASC 606), “Revenue Recognition - Revenue from Contracts with Customers”, which amends the guidance in former ASC 605, “Revenue Recognition”, and requires entities to recognize revenue when it transfers promised goods or services to customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

On January 1, 2018, the Company adopted this new accounting standard using modified retrospective method and concluded that the sole source of revenue affected is the initial franchise fee. The Company's previous accounting policy was to recognize it when a new restaurant opens or at the start of a new franchise term, however, in accordance with the new guidance, the initial franchise services are not distinct from the continuing rights or services offered during the term of the franchise agreement, and should be treated as a single performance obligation. As such, initial franchise fees received are deferred over the term of the franchise agreement.

In accordance with the modified retrospective method, the Company recognized the cumulative effect of applying the new standard at the date of initial application with no restatement to the comparative information. Furthermore, the changes made to the consolidated balance sheet as of January 1, 2018 for the adoption of ASC 606 were as follows:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Revenue recognition (continued):

Balance Sheet	Balance at December 31, 2017	Adjustments Due to ASC 606	Balance at January 1, 2018
ASSETS
Non-current Assets
Deferred income taxes	74,299	1,555	75,854
LIABILITIES AND EQUITY
Current liabilities
Accrued payroll and other liabilities	119,088	339	119,427
Non-current liabilities
Accrued payroll and other liabilities	29,366	5,012	34,378
EQUITY
Retained earnings	401,134	(3,796)	397,338

There are no expectations that the adoption of the new revenue standard will have a material impact within the net income on an ongoing basis. The disclosure of the impact of adoption on the consolidated balance sheet and income statements, as of December 31, 2018 and for the fiscal year ended December 31, 2018, is as follows:

	As of December 31, 2018
Balance Sheet	As Reported	Balances Without Adoption of ASC 606	Effect of Change
ASSETS
Non-current Assets
Deferred income taxes	58,334	56,522	1,812
LIABILITIES AND EQUITY
Current liabilities
Accrued payroll and other liabilities	94,166	93,770	396
Non-current liabilities
Accrued payroll and other liabilities	35,322	29,495	5,827
EQUITY
Retained earnings	413,074	417,485	(4,411)

	For the fiscal year ended December 31, 2018
Income Statement	As Reported	Balances Without Adoption of ASC 606	Effect of Change

Revenues from franchised restaurants	148,962	149,834	(872)
Income tax expense	(48,136)	(48,393)	257

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

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

Other receivables

As of December 31, 2018, other receivables primarily consist of insurance claim receivables, related party receivables, value-added tax and other tax receivables, amounting to $16,809. As of December 31, 2017, other receivables primarily consist of value-added tax and other tax receivables amounting to $16,215.

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

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Intangible assets, net (continued):

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

The Company assessed all markets for impairment indicators during the fourth quarter of 2018, 2017 and 2016. In addition, in June and September 2018, the Company performed impairment testings of its long-lived assets in Venezuela considering the operating losses incurred in this market as a consequence of currency exchange rate changes (indicator of potential impairment), as mentioned in Note 22. As a result of those assessments, the Company concluded that the second step was required to be performed as a component of the impairment testing of its long-lived assets, on a per store basis, in: Puerto Rico, Mexico, Peru, Aruba, U.S. Virgin Islands of St. Croix and St. Thomas, Venezuela, Colombia, Ecuador and Trinidad and Tobago for the fiscal years 2018, 2017 and 2016.

As a result of the impairment testing the Company recorded the following impairment charges, for the markets indicated below, within Other operating (expenses) income, net on the consolidated statements of income:

Fiscal year	Markets	Total
2018	Mexico, Puerto Rico, USVI, Peru, Colombia, Venezuela and Trinidad and Tobago	$18,950
2017	Mexico, Puerto Rico, USVI, Peru, Ecuador, Colombia, Venezuela and Trinidad and Tobago	17,564
2016	Mexico, Puerto Rico, USVI, Peru, Ecuador, Venezuela and Trinidad and Tobago	7,697

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

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

As a result of the analyses performed the Company recorded the following impairment charges, related to goodwill generated in the acquisition of franchised restaurants, for the markets indicated below within Other operating (expenses) income, net on the consolidated statements of income:

Fiscal year	Markets	Total
2018	Peru	$167
2017	Mexico	200
2016	Mexico	5,045

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $120,839, $130,277 and $117,250 in 2018, 2017 and 2016, respectively. Advertising expenses related to franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to franchised operations were $43,940, $46,536 and $36,374 in 2018, 2017 and 2016, respectively.

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

The Company is regularly audited by tax authorities, and tax assessments may arise several years after tax returns have been filed. Accordingly, tax liabilities are recorded when, in management’s judgment, an uncertain tax position does not meet the more likely than not threshold for recognition. For tax positions that meet the more likely than not threshold, a tax liability may be recorded depending on management’s assessment of how the tax position will ultimately be settled. The Company records interest and penalties on unrecognized tax benefits in the provision for income taxes.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Accounts payable outsourcing

The Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. This service allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. Independent of the Company, the financial institutions also allow suppliers to sell their receivables to the financial institutions in an arrangement separately negotiated by the supplier and the financial institution. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. All of the Company’s obligations, including amounts due, remain to the Company’s suppliers as stated in the supplier agreements. As of December 31, 2018 and 2017, $4,014 and $2,117, respectively, of the Company’s total accounts payable are available for this purpose and have been sold by suppliers to participating financial institutions.

Share-based compensation

The Company recognizes compensation expense as services required to earn the benefits are rendered. See Note 17 for details of the outstanding plans and the related accounting policies.

Derivative financial instruments

The Company utilizes certain hedge instruments to manage its interest rate and foreign currency rate exposures. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. All derivatives are recognized as either assets or liabilities in the balance sheets and are measured at fair value. Additionally, the fair value adjustments will affect either shareholders’ equity as accumulated other comprehensive loss or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

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

Comprehensive (loss) income

Comprehensive (loss) income includes net income as currently reported under generally accepted accounting principles and also includes the impact of other events and circumstances from non-owner sources which are recorded as a separate component of shareholders’ equity. The Company reports foreign currency translation gains and losses, unrealized results on cash flow hedges as well as unrecognized post-retirement benefits as components of comprehensive (loss) income.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Sales of property and equipment and restaurant businesses

The Company recognizes the sale of property and equipment when: (a) the profit is determinable, that is, the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (b) the earnings process is virtually complete, that is, the Company is not obliged to perform significant activities after the sale to earn the profit. The sale of restaurant businesses, related to the refranchising of company-operated restaurants, is recognized when the Company transfers substantially all of the risks and rewards of ownership.

In order to determine the gain or loss on the disposal, the goodwill associated with the sold of property and equipment and restaurant business, if any, is considered within the carrying value. The amount of goodwill to be included in that carrying amount is based on the relative fair value of the item to be disposed and the portion of the reporting unit that will be retained.

During fiscal years 2018, 2017 and 2016, the Company recorded results from sales of property and equipment and restaurant businesses, amounting to $8,184, $107,867 and $71,712, respectively, included within “Other operating (expenses) income, net”. The sales performed during fiscal years 2017 and 2016, were primarily related to the redevelopment of certain real estate assets.

Recent accounting pronouncements

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

The Company will adopt ASU 2016-02 in its first quarter of 2019 utilizing the modified retrospective method, without restatement of comparative financial information periods, and will apply the package of transition practical expedients allowed by the standard. The adoption, and the ultimate effect on the consolidated financial statements, will be based on an evaluation of the contract-specific facts and circumstances. The Company estimates adoption of the standard will result in the recognition of lease right-of-use assets and lease liabilities within a range of approximately $860 million to $920 million, as of January 1, 2019. The operating leases are mainly related to restaurant and dessert center locations. The standard will not have a significant impact on the Company’s consolidated statements of income and cash flows, except for the exchange results related to lease liabilities denominated in other currencies than its functional one.

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

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

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

Other acquisitions

During fiscal years 2018 and 2017, the Company acquired certain franchised restaurants in certain territories. No acquisitions of franchised restaurant were made during fiscal year 2016. Presented below is supplemental information about these acquisitions:

Purchases of restaurant businesses:	2018	2017
Property and equipment	$413	$429
Identifiable intangible assets	56	5,346
Goodwill	—	200
Gain on purchase of franchised restaurants	—	(4,808)
Purchase price	469	1,167
Restaurants sold in exchange	—	(261)
Settlement of franchise receivables	(469)	(36)
Net cash paid at acquisition date	$—	$870

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.	Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year end:

	2018	2017
Receivables from franchisees	$55,672	$67,115
Debit and credit card receivables	40,474	48,610
Meal voucher receivables	10,565	11,683
Notes receivable	2,575	3,685
Allowance for doubtful accounts	(24,999)	(19,791)
	$84,287	$111,302

6.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year end:

	2018	2017
Prepaid taxes	$74,538	$48,076
Prepaid expenses	21,868	27,478
Promotion items and related advances	12,417	17,683
Others	407	967
	$109,230	$94,204

7.	Miscellaneous

Miscellaneous consist of the following at year end:

	2018	2017
Judicial deposits	$43,168	$44,854
Tax credits	27,563	22,402
Prepaid property and equipment	9,775	10,317
Notes receivable	4,241	4,406
Rent deposits	2,908	3,273
Others	11,394	13,039
	99,049	98,291

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.	Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2018	2017
Land	$142,262	$158,634
Buildings and leasehold improvements	623,612	633,747
Equipment	673,117	642,449
Total cost	1,438,991	1,434,830
Total accumulated depreciation	(582,799)	(544,094)
	$856,192	$890,736

 Total depreciation expense for fiscal years 2018, 2017 and 2016 amounted to $94,490, $89,085 and $83,993, respectively.

9.	Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

	2018	2017
Net intangible assets (i)
Computer software cost	$69,700	$72,717
Initial franchise fees	14,614	15,572
Reacquired franchised rights	12,511	13,667
Letter of credit fees	940	940
Others	1,000	1,000
Total cost	98,765	103,896
Total accumulated amortization	(63,683)	(63,245)
Subtotal	35,082	40,651
Goodwill (ii)	2018	2017
Brazil	4,280	5,013
Chile	1,073	1,209
Ecuador	273	273
Argentina	226	350
Colombia	87	59
Peru	—	174
Subtotal	5,939	7,078
	$41,021	$47,729

(i)	Total amortization expense for fiscal years 2018, 2017 and 2016 amounted to $11,310, $10,297 and $8,976, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows: $14,557 for 2019, $10,395 for 2020; $3,428 for 2021; $1,232 for 2022; $1,154 for 2023; and thereafter $4,316.

(ii)	Related to the acquisition of franchised restaurants (Brazil, Chile, Argentina, Colombia and Peru) and non-controlling interests in subsidiaries (Ecuador and Chile).

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.	Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following at year end:

	2018	2017
Current:
Accrued payroll	$77,286	$97,995
Accrued expenses	10,330	13,574
Other liabilities	6,550	7,519
	$94,166	$119,088
Non-current:
Deferred rent	16,404	15,198
Deferred revenues - Initial franchise fee	5,827	—
Other liabilities	13,091	14,168
	$35,322	$29,366

11.	Short-term debt

Short-term debt consist of the following:

	2018	2017
Bank overdrafts	356	—
	$356	$—

Revolving credit facilities

The Company entered into revolving credit facilities in order to borrow money from time to time to cover its working capital needs and for other general corporate purposes.

On August 3, 2018, ADBV renewed its committed revolving credit facility with Bank of America, N.A. (BOFA), as lender, for up to $25 million maturing on August 3, 2019. Each loan made to ADBV under this agreement will bear interest at an annual rate equal to LIBOR plus 2.40%. In addition, on November 1, 2018, ADBV renewed its revolving credit facility with JPMorgan Chase Bank, N.A, for up to $25 million maturing on November 10, 2019, with an annual interest rate equal to LIBOR plus 2.25%. Interest on each loan will be payable at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made. Principal is due upon maturity.

The obligations of ADBV under the revolving credit facilities are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. Furthermore, the agreements include customary covenants including, among others, restrictions on the ability of ADBV, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws; and (vii) is required to comply with a consolidated net indebtedness to EBITDA ratio lower than 3.0 as of any last day of the fiscal quarter of the borrower. The revolving credit facilities provide for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facilities and/or to declare all sums outstanding under the loan documents immediately due and payable.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Short-term debt (continued)

Revolving credit facilities (continued)

As of December 31, 2018, the mentioned ratio was 0.97 and thus the Company is currently in compliance with the ratio requirement under both revolving credit facilities.

No amounts are due at the date of issuance of these consolidated financial statements in connection with these revolving credit facilities.

12.       Long-term debt

Long-term debt consists of the following at year-end:

	2018	2017
2027 Notes	$265,000	$265,000
2023 Notes	348,069	348,069
Capital lease obligations	6,503	4,539
Other long-term borrowings	16,676	22,900
Subtotal	636,248	640,508
Discount on 2023 Notes	(3,156)	(3,804)
Premium on 2023 Notes	1,187	1,438
Deferred financing costs	(4,019)	(4,641)
Total	630,260	633,501
Current portion of long-term debt	3,836	4,359
Long-term debt, excluding current portion	$626,424	$629,142

2027, 2023 and 2016 Notes:

The following table presents additional information related to the 2027, 2023 and 2016 Notes (the "Notes"):

			Principal as of December 31,
	Annual interest rate	Currency	2018	2017	Maturity
2027 Notes	5.875%	USD	$265,000	$265,000	April 4, 2027
2023 Notes	6.625%	USD	348,069	348,069	September 27, 2023

	Interest Expense (i)			DFC Amortization (i)			Amortization of Discount, net (i)
	2018	2017	2016	2018	2017	2016	2018	2017	2016
2027 Notes	$15,569	$11,547	$—	$299	$224	$—	$—	$—	$—
2023 Notes	23,060	23,885	28,516	323	610	943	397	752	1,157
2016 Notes	—	—	6,668	—	—	391	—	—	(266)

(i)	These charges are included within "Net interest expense" in the consolidated statements of income.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Long-term debt (continued)

2027, 2023 and 2016 Notes (continued):

On July 13, 2011 and April 24, 2012, the Company issued Brazilian reais notes due in 2016 (the "2016 Notes") amounting to BRL 675,000. Periodic payments of principal were not required and interest was paid semi-annually beginning on January 13, 2012. The Company incurred $3,699 of financing costs related to these issuances, which were capitalized as deferred financing costs ("DFC") and were amortized over the life of the notes.

The following table presents information related to the purchase and repayments of the principal of the 2016 Notes:

		Amount
Date	Redemption price	BRL	$
November 25, 2015	93.75%	40,000	9,995
November 30, 2015	93.75%	7,039	1,715
January 29, 2016	97.75%	1,180	288
April 21, 2016	100.00%	421,765	118,797
May 5, 2016	97.00%	4,025	1,106
July 13, 2016	100.00%	200,991	60,965
Total		675,000	192,866

On September 27, 2013, the Company issued senior notes for an aggregate principal amount of $473.8 million, which are due in 2023 (the "2023 Notes"). Periodic payments of principal are not required and interest is paid semi-annually commencing on March 27, 2014. The Company incurred $3,313 of financing costs related to the cash issuance of 2023 Notes, which were capitalized as DFC and are being amortized over the life of the notes.

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

In April 2017, the Company issued senior notes for an aggregate principal amount of $265 million, which are due in 2027 (the “2027 Notes”). Periodic payments of principal are not required and interest is paid semi-annually commencing on October 4, 2017. The proceeds from the issuance of the 2027 Notes were used to repay the Secured Loan Agreement, unwind the related derivative instruments (described in Note 13), pay the principal and premium on the 2023 Notes (in connection with the aforementioned tender offer) and for general purposes. The Company incurred $3,001 of financing costs related to the issuance of 2027 Notes, which were capitalized as DFC and are being amortized over the life of the notes.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Long-term debt (continued)

2027, 2023 and 2016 Notes (continued):

The Notes are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of the Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

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

Considering the cross-currency interest rate swap agreements, the final interest rate of the Loan was the Interbank Market reference interest rate (known in Brazil as “CDI”) plus 4.50% per year. Interest payments were made quarterly, beginning June 2016 and principal payments were made semi-annually, beginning September 2017.

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

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Long-term debt (continued)

Secured Loan Agreement (continued):

The following table presents information related to the Secured Loan Agreement:

Interest Expense (i) (ii)			DFC Amortization (ii)			Other Costs (ii) (iii)
2018	2017	2016	2018	2017	2016	2018	2017	2016
$—	$2,570	$6,519	$—	$3,251	$814	$—	$2,249	$—

(i)	These charges do not include the effect of the cross-currency interest rate swap agreements mentioned in Note 13, amounting to a loss of $6,921 and $18,177, during fiscal years 2017 and 2016, respectively. Including these effects the total interest cost amounts to $9,491 and $24,696, respectively.

(ii)	These charges are included within "Net interest expense" in the consolidated statement of income.

(iii)	Transaction costs related to the repayment of the Loan.

Other required disclosure

At December 31, 2018, future payments related to the Company’s long-term debt are as follows:

	Principal	Interest	Total
2019	$3,836	$40,537	$44,373
2020	3,355	40,243	43,598
2021	3,298	39,941	43,239
2022	3,493	39,598	43,091
2023	351,074	39,314	390,388
Thereafter	271,192	57,175	328,367
Total payments	636,248	256,808	893,056
Interest	—	(256,808)	(256,808)
Discount on 2023 Notes	(3,156)	—	(3,156)
Premium on 2023 Notes	1,187	—	1,187
Deferred financing cost	(4,019)	—	(4,019)
Long-term debt	$630,260	$—	$630,260

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Derivative instruments

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2018 and 2017:

	Derivatives
		Fair Value as of December 31,
Type of Derivative	Balance Sheets Location	2018	2017
Derivatives designated as hedging instruments
Cash flow hedge
Forward contracts	Other receivables	$628	$309
Forward contracts	Accrued payroll and other liabilities	(180)	(517)
Cross-currency interest rate swap (i)	Derivative instruments	29,141	7,835
Call spread (i)	Derivative instruments	16,867	15,114
Coupon-only swap (i)	Derivative instruments	(5,152)	(10,908)
Subtotal		$41,304	$11,833
Derivatives not designated as hedging instruments
Forward contracts	Other receivables	$99	$—
Forward contracts	Accrued payroll and other liabilities	(144)	—
Subtotal		$(45)	$—
Total derivative instruments		$41,259	$11,833

(i)	At December 31, 2018, presented in the consolidated balance sheet as follows: $54,735 as non-current asset, $10,687 as a current liability and $3,192 as a non-current liability. At December 31, 2017, presented in the consolidated balance sheet as follows: $35,069 as a non-current asset, $15,522 as a current liability and $7,506 as a non-current liability.

Derivatives designated as hedging instruments

Cash flow hedge

Forward contracts

The Company has entered into various forward contracts in a few territories to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges results in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of December 31, 2018, the Company has forward contracts outstanding with a notional amount of $24,145 that mature during 2019.

The Company made net collections (payments) totaling $75, $(1,236) and $(1,307) during fiscal years 2018, 2017 and 2016, respectively, as a result of the net settlements of these derivatives.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Cross-currency interest rate swap

The Company entered into three cross-currency interest rate swap agreements to hedge all the variability in a portion (73%) of the principal and interest collections of its BRL intercompany loan receivables with ADBV. The agreements were signed during November 2013 (amended in February 2017), June and July 2017. The following table presents information related to the terms of the agreements:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Amount	Interest rate	Currency	Amount	Interest rate
JP Morgan Chase Bank, N.A. (i)	BRL	108,000	13%		$35,400	4.38%	March 31/ September 30	September 2023
JP Morgan Chase Bank, N.A.	BRL	98,670	13%		$30,000	6.02%	March 31/ September 30	September 2023
Citibank N.A.	BRL	94,200	13%		$30,000	6.29%	March 31/ September 30	September 2023

(i)	During the fiscal year ended December 31, 2017, the agreement was amended twice: on February 9, 2017 and February 22, 2017. All the terms of the swap agreement match the terms of the BRL intercompany loan receivable. As a result of the amendments the Company paid $2,689. According to ASC 815-30-40, the amount deferred in accumulated other comprehensive loss until the date of the last amendment, amounting to $677 as of December 31, 2017, will be amortized to earnings as the originally hedged cash flows affects the statement of income.

During April 2017, the Company’s Brazilian subsidiary entered into similar agreements in order to hedge all the variability in a portion (50%) of the principal and interest payable of intercompany loan payables nominated in US dollar.

The following table presents information related to the terms of the agreements:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Amount	Interest rate	Currency	Amount	Interest rate
BAML (i)	BRL	156,250	13.64%		$50,000	6.91%	March 31/ September 30	April 2027
Banco Santander S.A.	BRL	155,500	13.77%		$50,000	6.91%	June 30/ December 31	September 2023

(i)	Bank of America Merrill Lynch Banco Múltiplo S.A.

The Company paid $10,671, $6,163 and $2,795 of net interest during the fiscal years ended December 31, 2018, 2017 and 2016 respectively.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

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

The following table presents information related to the terms of the agreements:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Amount	Interest rate	Currency	Amount	Interest rate
Citibank S.A.	BRL	155,500	11.08%		$50,000	6.91%	June 30/ December 31	September 2023
JP Morgan S.A.	BRL	156,250	11.18%		$50,000	6.91%	March 31/ September 30	April 2027

The Company paid $2,900 and $1,390 of net interest during the fiscal years ended December 31, 2018 and 2017 respectively, related to these agreements.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Additional disclosures

The following table present the pretax amounts affecting income and other comprehensive income for the fiscal years ended December 31, 2018, 2017 and 2016 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)			(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion) (i)			(Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion) (ii)
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Forward contracts	$731	$(1,344)	$(1,861)	$(75)	$1,236	$1,307	$—	$—	$—
Cross-currency interest rate swaps	11,279	5,828	(16,952)	(18,888)	1,965	9,935	—	—	—
Call Spread	4,034	21,047	—	(15,421)	2,791	—	—	—	—
Coupon-only swap	1,864	(13,598)	—	2,415	(5,933)	—	(679)	(101)	—
Total	17,908	11,933	(18,813)	(31,969)	59	11,242	(679)	(101)	—

(i)	The results recognized in income related to forward contracts were recorded as an adjustment to food and paper. The net gain (loss) recognized in income, related to cross-currency interest rate swaps is presented as follows:

Adjustment to:	2018	2017	2016
Foreign currency exchange results	$28,588	$7,532	$(6,997)
Net interest expense	(9,700)	(9,497)	(2,938)
Total	18,888	(1,965)	(9,935)

The results recognized in income related to call spread agreements and coupon-only swap agreements were recorded as an adjustment to foreign currency exchange and interest expense, respectively.

(ii)	The loss recognized in income is presented within "Loss from derivative instruments".

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Fair value hedge

Cross-currency interest rate swaps

On March 29, 2016, the Company entered into five cross-currency interest rate swap agreements to fully hedge the principal and interest cash flows of the Secured Loan Agreement described in Note 12, into BRL. The agreements were signed with the Brazilian subsidiaries of the banks participating in the secured loan. All the terms of the cross-currency interest rate swap agreements matched the terms of the Secured Loan Agreement. Pursuant to these agreements, the Company received interest in US dollar at an interest rate equal to the one it had to pay to the off-shore lenders over a notional amount of $167.3 million and paid interest in BRL at CDI plus 4.50% per year, over a notional amount of BRL 613.9 million quarterly, beginning June 2016.

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

The following table presents the pretax amounts affecting income for the fiscal years ended December 31, 2017 and 2016, respectively:

	Cross-currency swaps (i)
Derivatives in Fair Value Hedging Relationships	2017	2016

Loss recognized in Income on hedging derivatives	(9,599)	(5,814)
Gain recognized in Income on hedging items	4,118	2,877

(i)	The loss amounting to $5,481 and $2,937, in 2017 and 2016, respectively, related to the ineffective portion of derivatives, was recorded within “Loss from derivative instruments” in the Company’s consolidated statement of income.

Derivatives not designated as hedging instruments

The Company enters into certain derivatives that are not designated for hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately in earnings, together with the gain or loss from the hedged balance sheet position within "loss from derivative instruments".

The Company paid $81 and $1,156 during the fiscal year ended December 31, 2018 and 2017, respectively, related to those forward contracts.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.	Operating lease agreements

At December 31, 2018, the Company was the lessee at 3,090 locations through ground leases (the Company leases the land and owns the building) and through improved leases (the Company leases land and buildings). Lease terms for most restaurants vary between 10 and 20 years and, in many cases, include renewal options provided by the agreement. Although, certain leases contain purchase options, is not reasonably certain that the Company will exercise them. In addition, many agreements include escalation amounts that vary by reporting unit, with examples including fixed-rent escalations, escalations based on an inflation index, and fair value adjustments. According to rental terms, the Company pays monthly rent based on the greater of a fixed rent or a certain percentage of the Company’s gross sales. For most locations, the Company is obligated for the related occupancy costs including property taxes, insurance and maintenance. However, for franchised sites, the Company requires the franchisees to pay these costs. In addition, the Company is the lessee under non-cancelable leases covering certain offices and warehouses.

In March 2010, the Company entered into an aircraft operating lease agreement for a term of 8 years, which provides for quarterly payments of $690. The agreement includes a purchase option at the end of the lease term at fair market value and also an early purchase option at a fixed amount of $26,685 at maturity of the 24th quarterly payment. On December 22, 2017, the Company entered into an amendment to the agreement, extending the term of the aircraft operating lease for an additional 10 years, with quarterly payments (retroactively effective as of December 5, 2017) of $442. The Company was required to make a cash collateral deposit of $2,500 under this agreement.

At December 31, 2018, future minimum payments required under existing operating leases with initial terms of one year or more are:

	Restaurant	Other	Total (i)
2019	$137,049	$6,427	$143,476
2020	122,163	6,090	128,253
2021	106,503	4,685	111,188
2022	91,112	2,335	93,447
2023	77,830	2,206	80,036
Thereafter	409,694	9,771	419,465
Total minimum payment	$944,351	$31,514	$975,865

(i)	For sites that have lease escalations tied to an index, future minimum payments reflect the current index adjustments through December 31, 2018. In addition, future minimum payments exclude renewal options provided by government’s regulation that have not yet been exercised.

The following table provides detail of rent expense for fiscal years 2018, 2017 and 2016:

	2018	2017	2016
Company-operated restaurants (i)	$139,279	$148,505	$131,142
Franchised restaurants (ii)	45,565	54,711	43,311
Total rent expense	$184,844	$203,216	$174,453

(i)	Included within “Occupancy and other operating expenses” in the consolidated statements of income.

(ii)	Included within “Franchised restaurants – occupancy expenses” in the consolidated statements of income.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.	Operating lease agreements (continued)

The following table provides a breakdown detail of rent expense between minimum and contingent rentals for fiscal years 2018, 2017 and 2016:

	2018	2017	2016
Minimum rentals	$136,328	$138,496	$122,726
Contingent rentals based on sales	48,516	64,720	51,727
Total rent expense	$184,844	$203,216	$174,453

15.	Franchise arrangements

Individual franchise arrangements generally include a lease, a license and provide for payment of initial franchise fees, as well as continuing rent and service fees (royalties) to the Company based upon a percentage of sales with minimum rent payments. The Company’s franchisees are granted the right to operate a restaurant using the McDonald’s system and, in most cases, the use of a restaurant facility, generally for a period of 20 years. Franchisees pay related occupancy costs including property taxes, insurance and maintenance. Pursuant to the MFAs, the Company pays initial fees and continuing service fees for franchised restaurants to McDonald’s Corporation. Therefore, the margin for franchised restaurants is primarily comprised of rental income net of occupancy expenses (depreciation for owned property and equipment and/or rental expense for leased properties).

At December 31, 2018 and 2017, net property and equipment under franchise arrangements totaled $124,039 and $138,587, respectively (including land for $34,109 and $41,057, respectively).

Revenues from franchised restaurants for fiscal years 2018, 2017 and 2016 consisted of:

	2018	2017	2016
Rent	$148,094	$155,405	$123,311
Initial fees (i) (ii)	195	1,205	1,386
Royalty fees (iii)	673	659	599
Total	$148,962	$157,269	$125,296

(i)	Presented net of initial fees paid to McDonald’s Corporation for $1,323, $1,417 and $1,588 in 2018, 2017 and 2016, respectively.

(ii)	On January 1, 2018, the Company adopted ASC 606 “Revenue Recognition - Revenue from Contracts with Customers”. As such, initial franchise fees received are deferred over the term of the franchise agreement. See Note 3 Revenue Recognition, for details.

(iii)	Presented net of royalties fees paid to McDonald’s Corporation for $57,733, $64,806 and $50,839 in 2018, 2017 and 2016, respectively.

At December 31, 2018, future minimum rent payments due to the Company under existing franchised agreements are:

	Owned sites	Leased sites	Total
2019	$5,965	$60,578	$66,543
2020	5,503	57,009	62,512
2021	4,952	51,809	56,761
2022	4,254	45,335	49,589
2023	3,552	37,394	40,946
Thereafter	15,356	155,948	171,304
Total	$39,582	$408,073	$447,655

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Income taxes

The Company’s operations are conducted by its foreign subsidiaries in Latin America and the Caribbean. The foreign subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such foreign countries.

Statutory tax rates in the countries in which the Company operates for fiscal years 2018, 2017 and 2016 were as follows:

	2018	2017	2016
Puerto Rico	20%	20%	20%
Martinique, French Guyana, Guadeloupe	33%	35%	35%
St Croix, St. Thomas	23%	35%	35%
Aruba	25%	35%	35%
Curacao	22%	35%	35%
Argentina	30%	35%	35%
Brazil and Venezuela	34%	34%	34%
Colombia	37%	40%	40%
Peru	30%	30%	28%
Costa Rica and Mexico	30%	30%	30%
Panamá, Uruguay, Trinidad and Tobago and Netherlands	25%	25%	25%
Ecuador	28%	25%	25%
Chile	27%	26%	24%

Income tax expense for fiscal years 2018, 2017 and 2016 consisted of the following:

	2018	2017	2016
Current income tax expense	$47,488	$51,215	$54,142
Deferred income tax expense	648	2,099	5,499
Income tax expense	$48,136	$53,314	$59,641

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Income taxes (continued)

Income tax expense for fiscal years 2018, 2017 and 2016 differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax income as a result of the following:

	2018	2017	2016
Pre-tax income	$85,169	$182,813	$138,629
Weighted-average statutory income tax rate (i)	42.7%	35.5%	35.4%
Income tax expense at weighted-average statutory tax rate on pre-tax income	36,354	64,901	49,030
Permanent differences:
Change in valuation allowance (ii)	(24,307)	(21,241)	(19,217)
Expiration and changes in tax loss carryforwards (iii)	18,599	12,785	18,234
Venezuelan remeasurement and inflationary impacts (iv)	16,857	2,683	4,368
Non-taxable income and non-deductible expenses	8,406	10,157	12,915
Tax benefits, including Brazil and other	(11,403)	(10,744)	(14,437)
Income taxes withholdings on intercompany transactions (v)	7,723	6,804	22,379
Differences including exchange rate, inflation adjustment and filing differences	(2,815)	(11,909)	(13,002)
Alternative Taxes	(1,283)	156	(114)
Others	5	(278)	(515)
Income tax expense	$48,136	$53,314	$59,641

(i)	Weighted-average statutory income tax rate is calculated based on the aggregated amount of the income before taxes by country multiplied by the prevailing statutory income tax rate, divided by the consolidated income before taxes.

(ii)	Comprises net changes in valuation allowances for the year, mainly related to Non-Operating Losses (NOLs).

(iii)	Expiration of loss tax carryforwards are mainly generated by Holding legal entities and the Caribbean division.

(iv)	Comprises changes in valuation allowance during 2018, 2017 and 2016 for $304, $2,108 and $2,180, respectively.

(v)	Comprises income tax withheld on the payment of interest on intercompany loans. In 2016 this item also includes the withholding income tax of $18.2 million due the repayment of the Company’s 2016 Notes.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Income taxes (continued)

The tax effects of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities at December 31, 2018 and 2017 are presented below:

	2018	2017
Tax loss carryforwards (i)	$178,993	$238,082
Purchase price allocation adjustment	17,006	24,437
Property and equipment, tax inflation	38,588	37,577
Other accrued payroll and other liabilities	30,300	30,730
Share-based compensation	2,591	3,850
Provision for contingencies	2,708	2,478
Other deferred tax assets (ii)	26,193	21,528
Other deferred tax liabilities (iii)	(7,979)	(10,670)
Property and equipment - difference in depreciation rates	(11,103)	(12,639)
Valuation allowance (iv)	(219,920)	(271,651)
Net deferred tax asset	$57,377	$63,722

(i)	As of December 31, 2018, the Company and its subsidiaries has accumulated operating tax loss carryforwards amounting to $649,312. The Company has operating tax loss carryforwards amounting to $151,343, expiring between 2019 and 2023. In addition, the Company has operating tax loss carryforwards amounting to $211,043 expiring after 2023 and operating tax loss carryforwards amounting to $286,926 that do no expire. Changes in tax loss carryforwards for the year relate to the use of NOLs, mainly in Brazil, Colombia and Chile, and the expiration of tax loss carryforwards in other markets.

(ii)	Other deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes (accounting base) and the amounts used for income tax purposes (tax base). For the fiscal year ended December 31, 2018, this item includes: bad debt reserve in Puerto Rico for $4,967, provision for regular expenses for $10,458, mainly corresponding to Brazil, Mexico and Colombia; and foreign currency exchange differences in Argentina and Brazil for $4,736. For the fiscal year ended December 31, 2017 this item includes regular expenses provisions for $9,824, for Brazil, Mexico and Colombia; $698 related to foreign currency exchange differences in Venezuela and $3,782 in Puerto Rico, related to bad debt reserve.

(iii)	Primarily related to intangible assets and accelerated depreciation of fixed assets.

(iv)	In assessing the realization of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The total amount of $57,377 for the year ended December 31, 2018, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $58,334 and $957, respectively.

The total amount of $63,722 for the year ended December 31, 2017, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $74,299 and $10,577, respectively.

Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences, comprise undistributed earnings considered permanently invested in subsidiaries amounted to $141,431 at December 31, 2018. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

As of December 31, 2018, and 2017, the Company has not identified unrecognized tax benefits that would favorably affect the effective tax rate if resolved in the Company’s favor.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.       Income taxes (continued)

The Company account for uncertain tax positions by determining the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. This determination requires the use of significant judgment in evaluating the tax positions and assessing the timing and amounts of deductible and taxable items. The Company is regularly under audit in multiple tax jurisdictions and is currently under examination in several jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2012.

As of December 31, 2018, there are certain matters related to the interpretation of income tax laws for which there is a possibility that a loss may have been incurred, as of the date of the financial statements in accordance with ASC 740 in an amount of $181 million, related to assessments for the fiscal years 2009 to 2014. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

It is reasonably possible that, as a result of audit progression within the next 12 months, there may be new information that causes the Company to reassess the tax positions because the outcome of tax audits cannot be predicted with certainty. While the Company cannot estimate the impact that new information may have on their unrecognized tax benefit balance, it believes that the liabilities recorded are appropriate and adequate as determined under ASC 740.

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

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering, which are totally vested. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years from 2011 to 2018 (from 2015 to 2018 only restricted share units). Both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested. The exercise right for the stock options is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the seventh anniversary of the grant date. The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date.

On June 28, 2016, 1,117,380 stock options were converted to a liability award maintaining the original conditions of the 2011 Plan. There were not incremental compensation costs resulting from the modification. The employees affected by this modification were 104. The accrued liability is remeasured on a monthly basis until settlement.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense in the amount of $3,661, $3,267 and $3,303 during fiscal years 2018, 2017 and 2016, respectively. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.       Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

The Company recognized $(175), $151 and $688 of related income tax (expense) benefit during fiscal years 2018, 2017 and 2016, respectively.

Stock Options

The following table summarizes the activity of stock options during fiscal years 2018, 2017 and 2016:

	Units	Weighted-average strike price	Weighted-average grant-date fair value
Outstanding at December 31, 2015	2,025,894	21.03	5.87
Forfeitures	(80,734)	10.30	2.68
Expired (i)	(51,305)	14.05	4.02
Modification (ii)	(1,117,380)	19.07	5.30
Outstanding at December 31, 2016	776,475	15.55	4.46
Expired (i)	(141,986)	21.20	5.28
Outstanding at December 31, 2017	634,489	14.28	4.28
Expired (i)	(143,416)	21.20	5.89
Outstanding at December 31, 2018	491,073	12.26	3.81
Exercisable at December 31, 2018	455,719	12.55	3.95

(i)	As of December 31, 2018, 2017 and 2016, additional paid-in capital included $844, $750 and $206 respectively, related to expired stock options.

(ii)	Corresponds to stock options converted to a liability award.

The following table provides a summary of outstanding stock options at December 31, 2018:

	Vested (i)	Non-vested (ii)	Total
Number of units outstanding	455,719	35,354	491,073
Weighted-average grant-date fair market value per unit	3.95	1.98	3.81
Total grant-date fair value	1,800	70	1,870
Weighted-average accumulated percentage of service	100%	92.9%	99.7%
Stock-based compensation recognized in Additional paid-in capital	1,800	65	1,865
Compensation expense not yet recognized (iii)	—	5	5

(i)	Related to exercisable awards.

(ii)	Related to awards that will vest in 2019.

(iii)	Expected to be recognized in 4.5 months.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.       Share-based compensation (continued)

Restricted Share Units

The following table summarizes the activity of restricted share units during fiscal years 2018, 2017 and 2016:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2015	1,230,210	7.96
2016 annual grant	865,291	4.70
Partial vesting	(172,328)	12.25
Forfeitures	(142,176)	6.64
Outstanding at December 31, 2016	1,780,997	6.07
2017 annual grant	497,960	9.20
Partial vesting	(361,284)	7.65
Forfeitures	(180,828)	5.99
Outstanding at December 31, 2017	1,736,845	6.65
2018 annual grant	520,393	8.50
Partial vesting	(534,589)	6.01
Forfeitures	(117,600)	7.24
Outstanding at December 31, 2018	1,605,049	7.41
Exercisable at December 31, 2018	—	—

The total fair value of restricted share units vested during 2018, 2017 and 2016 was $3,214, $2,763 and $3,214, respectively. As of December 31, 2018 the Company issued 520,565 Class A shares in connection with this partial vesting. Therefore, accumulated recorded compensation expense totaling $3,113 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance.

The following table provides a summary of outstanding restricted share units at December 31, 2018:

Number of units outstanding (i)	1,605,049
Weighted-average grant-date fair market value per unit	7.41
Total grant-date fair value	11,900
Weighted-average accumulated percentage of service	51.70%
Stock-based compensation recognized in Additional paid-in capital	6,157
Compensation expense not yet recognized (ii)	5,743

(i)	Related to awards that will vest between fiscal years 2019 and 2023.

(ii)	Expected to be recognized in a weighted-average period of 2.0 years.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

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

On January 26, 2017, the Company reached an agreement with McDonald’s Corporation related to the restaurant opening and reinvestment plan, mentioned in point (ii) above, for the three-year period commenced on January 1, 2017. Under the agreement, the Company committed to open 180 new restaurants and to reinvest $292 million in existing restaurants. On January 25, 2017, McDonald’s Corporation agreed to provide growth support for the same period. The Company projects that the impact of this support could result in a consolidated effective royalty rate of 5.9% in 2019.

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

The following table summarize Company’s ratios requirements for the three-month periods ended from March 31, 2016 to December 31, 2018:

	Fixed Charge Coverage Ratio	Leverage Ratio
March 31, 2016	1.67	4.80
June 30, 2016	1.64	4.40
September 30, 2016	1.67	4.08
December 31, 2016	1.64	4.21
March 31, 2017	1.65	4.12
June 30, 2017	1.65	4.05
September 30, 2017	1.69	4.02
December 31, 2017	1.77	3.80
March 31, 2018	1.70	4.05
June 30, 2018	1.74	4.02
September 30, 2018	1.81	3.83
December 31, 2018	1.70	4.07

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

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.	Commitments and contingencies (continued)

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At December 31, 2018 and 2017, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $28,509 and $27,956, respectively, presented as follow: $2,436 and $2,529 as a current liability and $26,073 and $25,427 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

Description	Balance at beginning of period	Accruals, net	Settlements	Reclassifications and increase of judicial deposits	Translation	Balance at end of period
Year ended December 31, 2018:
Tax contingencies in Brazil (i)	$9,324	$1,805	$—	$—	$(1,632)	$9,497
Labor contingencies in Brazil (ii)	21,061	20,785	(17,718)	—	(3,020)	21,108
Other (iii)	15,646	1,405	(1,984)	—	(3,605)	11,462
Subtotal	46,031	23,995	(19,702)	—	(8,257)	42,067
Judicial deposits (iv)	(18,075)	—	—	1,843	2,674	(13,558)
Provision for contingencies	$27,956	$23,995	$(19,702)	$1,843	$(5,583)	$28,509

Year ended December 31, 2017:
Tax contingencies in Brazil (i)	$13,312	$(2,599)	$(337)	$(667)	$(385)	$9,324
Labor contingencies in Brazil (ii)	11,150	31,448	(21,130)	—	(407)	21,061
Other (iii)	12,222	7,150	(3,960)	17	217	15,646
Subtotal	36,684	35,999	(25,427)	(650)	(575)	46,031
Judicial deposits (iv)	(18,572)	161	—	(60)	396	(18,075)
Provision for contingencies	$18,112	$36,160	$(25,427)	$(710)	$(179)	$27,956

Year ended December 31, 2016:
Tax contingencies in Brazil (i)	$5,118	$7,196	$—	$—	$998	$13,312
Labor contingencies in Brazil (ii)	7,013	19,903	(17,523)	—	1,757	11,150
Other (iii)	13,947	1,478	(3,031)	(37)	(135)	12,222
Subtotal	26,078	28,577	(20,554)	(37)	2,620	36,684
Judicial deposits (iv)	(5,500)	—	—	(11,458)	(1,614)	(18,572)
Provision for contingencies	$20,578	$28,577	$(20,554)	$(11,495)	$1,006	$18,112

(i)	In 2018 and 2017, it includes mainly CIDE. In 2016 it includes mainly PIS/COFINS.

(ii)	It primarily relates to dismissals in the normal course of business.

(iii)	It relates to tax and labor contingencies in other countries and civil contingencies in all the countries.

(iv)	It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.	Commitments and contingencies (continued)

Provision for contingencies (continued)

As of December 31, 2018, there are certain matters related to the interpretation of tax and labor laws for which there is a possible that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $188 million and $196 million.

Additionally, there is a lawsuit filed by several Puerto Rican franchisees against McDonald’s Corporation and certain subsidiaries purchased by the Company during the acquisition of the LatAm business (“the Puerto Rican franchisees lawsuit”).

The claim seeks declaratory judgment and damages in the aggregate amount of $66.7 million plus plaintiffs’ attorney fees. At the end of 2014 the plaintiffs finalized their presentation of evidence whereas the Company has not started yet. At that time, the Company filed a Motion of Non Suit that has not been resolved by the Commissioner assigned to this case. The Company believes that the probability of a loss is remote.

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

Furthermore, the Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by the Company’s franchisees that meets periodically to coordinate the development of promotional and marketing campaigns (an association that at the time of the claim was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit), filed a third party complaint and counterclaim (“the PROA claim”) against the Company and other third party defendants, in the amount of $31 million. On June 9, 2014, after several motions for summary judgment duly filed and opposed by the parties, the First Instance Court entered a “Partial Summary Judgment and Resolution” in favor of PROA, before initiating the discovery phase, finding that the Company must participate and contribute funds to the association. However, the Court did not specify any amount for which the Company should be held liable, due to its preliminary and interlocutory nature, and the lack of discovery conducted regarding the amounts claimed by the plaintiffs. By means of a Motion to Reconsider, the Company opposed such determination. In December 2018, the First Instance Court confirmed his determination and the Company filed a Certiorari in the Court of Appeals. The Company continues to oppose this determination vigorously because it believes that there is no legal basis for it, considering: (i) the obligation to contribute is not directed towards a cooperative, (ii) the franchise agreement does not contain a provision that makes it mandatory to participate in the cooperative, and (iii) PROA’s by-laws state that participation in the cooperative is voluntary, among other arguments. According to the points previously mentioned, the Company believes that the probability of a loss is remote, therefore no provision has been recorded.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisees lawsuit. Pursuant to the MFA, the Company indemnifies McDonald’s for the related Puerto Rican franchisee lawsuit and the PROA claim.

At December 31, 2018, the provision for contingencies includes $3,970 ($2,489 at December 31, 2017), related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company has recorded a current asset and non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet. The current asset in respect of McDonald’s Corporation’s indemnity represents the amount of cash to be received as a result of settling certain Brazilian labor and tax contingencies.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

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

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

19.	Disclosures about fair value of financial instruments (continued)

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2018 and 2017:

	Quoted Prices in Active Markets For Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Balance as of December 31,	Balance as of December 31,
	2018	2017	2018	2017	2018	2017	2018	2017
Assets
Cash equivalents	$118,948	$93,541	$—	$—	$—	$—	$118,948	$93,541
Short-term Investments	—	—	—	19,588	—	—	$—	$19,588
Derivatives	—	—	55,462	35,378	—	—	$55,462	$35,378
Total Assets	$118,948	$93,541	$55,462	$54,966	$—	$—	$174,410	$148,507
Liabilities
Derivatives	$—	$—	$14,203	$23,545	$—	$—	$14,203	$23,545
Share-based compensation	—	—	—	1,483	—	—	$—	$1,483
Total Liabilities	$—	$—	$14,203	$25,028	$—	$—	$14,203	$25,028

The derivative contracts were valued using various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves, option volatilities and currency rates that were observable for substantially the full term of the derivative contracts.

Certain financial assets and liabilities not measured at fair value

At December 31, 2018, the fair value of the Company’s short-term and long-term debt was estimated at $633,489, compared to a carrying amount of $640,567. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices, and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At December 31, 2018, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets and goodwill. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

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

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.	Segment and geographic information (continued)

The following table presents information about profit or loss and assets for each reportable segment:

	For the fiscal years ended December 31,
	2018	2017	2016
Revenues:
Brazil	$1,345,453	$1,496,573	$1,333,237
Caribbean division	483,743	474,822	409,671
NOLAD	406,848	386,874	363,965
SLAD	845,527	961,256	821,757
Total revenues	$3,081,571	$3,319,525	$2,928,630

Adjusted EBITDA:
Brazil	$218,391	$218,172	$168,076
Caribbean division	(8,281)	40,844	18,049
NOLAD	32,313	33,717	36,288
SLAD	73,670	87,083	76,327
Total reportable segments	316,093	379,816	298,740
Corporate and others (i)	(58,096)	(74,879)	(60,295)
Total adjusted EBITDA	$257,997	$304,937	$238,445

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.	Segment and geographic information (continued)

	For the fiscal years ended December 31,
	2018	2017	2016
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$257,997	$304,937	$238,445

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(105,800)	(99,382)	(92,969)
Gains from sale or insurance recovery of property and equipment	4,973	95,081	57,244
Write-offs of property and equipment	(4,167)	(8,528)	(5,776)
Impairment of long-lived assets	(18,950)	(17,564)	(7,697)
Impairment of goodwill	(167)	(200)	(5,045)
Reorganization and optimization plan expenses	(11,003)	—	(5,341)
ADBV Long-Term Incentive Plan incremental compensation from modification	575	(1,409)	(281)
Operating income	123,458	272,935	178,580
(Less) Plus:
Net interest expense	(52,868)	(68,357)	(66,880)
Loss from derivative instruments	(565)	(7,065)	(3,065)
Foreign currency exchange results	14,874	(14,265)	32,354
Other non-operating expenses, net	270	(435)	(2,360)
Income tax expense	(48,136)	(53,314)	(59,641)
Net income attributable to non-controlling interests	(186)	(333)	(178)
Net income attributable to Arcos Dorados Holdings Inc.	$36,847	$129,166	$78,810

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.	Segment and geographic information (continued)

	For the fiscal years ended December 31,
	2018	2017	2016
Depreciation and amortization:
Brazil	$52,632	$52,442	$43,733
Caribbean division	22,835	25,210	27,376
NOLAD	20,829	20,635	21,975
SLAD	19,293	15,292	14,477
Total reportable segments	115,589	113,579	107,561
Corporate and others (i)	5,696	5,978	5,478
Purchase price allocation (ii)	(15,485)	(20,175)	(20,070)
Total depreciation and amortization	$105,800	$99,382	$92,969

Property and equipment expenditures:
Brazil	$100,926	$91,769	$42,657
Caribbean division	18,640	16,759	14,387
NOLAD	24,145	17,565	10,117
SLAD	53,300	48,621	24,967
Others	30	52	154
Total property and equipment expenditures	$197,041	$174,766	$92,282

	As of December 31,
	2018	2017
Total assets:
Brazil	$751,550	$786,897
Caribbean division	303,467	416,541
NOLAD	247,697	271,558
SLAD	291,300	297,581
Total reportable segments	1,594,014	1,772,577
Corporate and others (i)	105,835	172,400
Purchase price allocation (ii)	(121,810)	(141,234)
Total assets	$1,578,039	$1,803,743

(i)	Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of December 31, 2018 and 2017, corporate assets primarily includes corporate cash and cash equivalents.

(ii)	Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $856,192 and $890,736 at December 31, 2018 and 2017, respectively. All of the Company’s long-lived assets are related to foreign operations.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

22.	Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to Venezuelan Bolívares (VEF or VES) held by its Venezuelan subsidiaries remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance.

Since February 2013, the Venezuelan government has announced several changes in the currency exchange regulations. The last modification was in February 2018, when the Venezuelan government announced the unification of the formerly exchange rate systems, DIPRO and DICOM II, into a sole foreign exchange mechanism (NEW DICOM). The unified system operates through an auction mechanism similar to the formerly DICOM II. The first auction was published on February 5, 2018, with an exchange rate of 25,000 VEF per US dollar. As a consequence of those changes announced by the Government, the Company reassessed the exchange rate used for remeasurement purposes as follows:

			Effects of exchange rate change
Period	Exchange rate System applied	Exchange rate at System date change (VEF per US dollar)	Write down of inventories (i)	Impairment of long-lived assets (i)	Foreign currency exchange (loss) income (ii)
From February 8, 2013 to February 28, 2014	Official exchange rate	6.30	—	—	(15,379)
From March 1, 2014 to May 31, 2014	SICAD	11.80	7,611	—	(19,697)
From June 1, 2014 to February 28, 2015	SICAD II	49.98	9,937	45,186	(38,963)
From March 1, 2015 to March 9, 2016	SIMADI	177.00	3,250	7,804	(8,046)
From March 10, 2016 to May 30, 2017	DICOM	215.34	401	—	(117)
From May 31, 2017 to January 31, 2018	DICOM II	2,010.00	1,375	—	(2,554)
From February 1, 2018 up to date	NEW DICOM	25,000.00	38,095	—	11,223

(i)	Presented within Other operating (expenses) income, net.

(ii)	Presented within Foreign currency exchange results.

On August 20, 2018, the Government announced the removal of five zeros from the Venezuelan currency and renamed it as “Sovereign Bolivar” (VES). In addition, the new currency devaluated from 2.48 to 59.93 VES per US dollar.

Although the Company has participated in several auctions since the new mechanism was in place on June 1, 2018, it was granted with $20 for the first time at an exchange rate of 600,000 VEF per US dollar. Afterwards, the Company was granted in July and December. Those transactions occurred at an exchange rate greater than the one published by the governmental authorities. Considering that under ASC 830, foreign currency transactions are required to be remeasured at the applicable rate at which a particular transaction could be settled, each time the Company access to NEW DICOM at an exchange rate greater than the one published, this rate was considered for remeasurements purposes. As a consequence of these reassessments, the Company recognized a foreign currency exchange loss of $6.1 million and a write down of certain inventories of $23 million due to the currency exchange rate change impact on their net recoverable value.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

22.	Venezuelan operations (continued)

Revenues and operating (loss) income of the Venezuelan operations were $78,859 and $(52,054), respectively, for fiscal year 2018; $101,477 and $6,804, respectively, for fiscal year 2017; and $51,615 and $(8,608), respectively, for fiscal year 2016.

The Company performed the impairment testing of its long-lived assets in accordance with the guidance within ASC 360-10-35, as mentioned in Note 3. As a result of the analysis, the Company recorded an impairment charge of $12,089. The Company will continue closely monitoring any indicator of impairment in Venezuela.

As of December 31, 2018, the Company’s local currency denominated net monetary position, which would be subject to remeasurement in the event of further changes in the exchange rate, was net liability $0.1 million. In addition, Venezuela’s non-monetary assets were $16.8 million (mainly fixed assets).

In addition to exchange controls, the Venezuelan market is subject to price controls. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although these regulations caused a delay in the pricing plan, the Company was able to increase prices during the fiscal year ended December 31, 2018.

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

Issued and outstanding capital

At December 31, 2015, the Company had 210,538,896 shares issued and outstanding with no par value, consisting of 130,538,896 class A shares and 80,000,000 class B shares.

During fiscal years 2018, 2017 and 2016, the Company issued 520,565, 361,284 and 172,328 Class A shares, respectively, in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan.

On May 22, 2018, The Board of Directors approved the adoption of a share repurchase program, pursuant to which the Company may repurchase from time to time up to $60,000 of issued and outstanding Class A shares of no par value of the Company (“The Repurchase Program”).

The Repurchase Program began on May 22, 2018 and will expire at the close of business on May 22, 2019. However, it could terminate prior to such date.

As of December 31, 2018, the Company purchased 6,360,826 shares amounting to $46,035.

Therefore, at December 31, 2018, 2017 and 2016 the Company had 211,593,073; 211,072,508 and 210,711,224 shares issued with no par value, consisting of 131,593,073; 131,072,508 and 130,711,224 Class A shares, respectively, and 80,000,000 for Class B shares for each year.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

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

On March 20, 2018, the Company approved a dividend distribution to all Class A and Class B shareholders of $0.10 per share, to be paid in two equal installments of $0.05 per share on April 5, 2018 and October 5, 2018, amounting to $20,937. During fiscal years 2017 and 2016, the Company did not declare a dividend distribution to its shareholders.

Accumulated other comprehensive loss

The following table sets forth information with respect to the components of “Accumulated other comprehensive loss” as of December 31, 2018 and their related activity during the three-years in the period then ended:

	Foreign currency translation	Cash flow hedges	Post-employment benefits (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2015	$(431,190)	$7,876	$(949)	$(424,263)
Other comprehensive loss before reclassifications	(9,891)	(18,813)	(310)	(29,014)
Net loss reclassified from accumulated other comprehensive loss to consolidated statement of income	—	11,242	386	11,628
Net current-period other comprehensive (loss) income	(9,891)	(7,571)	76	(17,386)
Balances at December 31, 2016	(441,081)	305	(873)	(441,649)
Other comprehensive income (loss) before reclassifications	4,800	6,462	(938)	10,324
Net loss reclassified from accumulated other comprehensive loss to consolidated statement of income	—	1,592	386	1,978
Net current-period other comprehensive income (loss)	4,800	8,054	(552)	12,302
Balances at December 31, 2017	(436,281)	8,359	(1,425)	(429,347)
Other comprehensive (loss) income before reclassifications	(62,996)	13,888	(418)	(49,526)
Net loss reclassified from accumulated other comprehensive loss to consolidated statement income	—	(23,887)	494	(23,393)
Net current-period other comprehensive (loss) income	(62,996)	(9,999)	76	(72,919)
Balances at December 31, 2018	$(499,277)	$(1,640)	$(1,349)	$(502,266)

(i)	Mainly related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. The Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

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

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all years presented:

	For the fiscal years ended December 31,
	2018	2017	2016
Net income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$36,847	$129,166	$78,810
Weighted-average number of common shares outstanding - Basic	209,136,832	210,935,685	210,646,955
Incremental shares from assumed exercise of stock options (i)	—	—	—
Incremental shares from vesting of restricted share units	983,634	1,060,726	377,653
Weighted-average number of common shares outstanding - Diluted	210,120,466	211,996,411	211,024,608

Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.18	$0.61	$0.37
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$0.18	$0.61	$0.37

(i)	Options to purchase shares of common stock were outstanding during fiscal years 2018, 2017 and 2016. See Note 17 for details. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

25.	Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates. On November 9, 2011 the Company entered into a revolving loan agreement as a creditor with Axionlog Distribution B.V., a holding company of the Axionlog Business, for a total amount of $12 million at an interest rate of LIBOR plus 6%, in line with interest rates prevailing in the market at the time of the agreement. Notwithstanding the fact that the loan maturity date was November 7, 2016 the parties decided to terminate the agreement early as of May 27, 2016. As a result, the Company collected the outstanding principal amount of $1,800, included within "Other investing activity" in the consolidated statements of Cash Flows.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

25.	Related party transactions (continued)

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of December 31, 2018 and 2017:

	As of December 31,
	2018	2017
Accounts and notes receivable	$860	$1,097
Other receivables	1,676	979
Miscellaneous	2,963	3,126
Accounts payable	(14,984)	(11,727)

The following table summarizes the transactions between the Company and the Axionlog Business for the fiscal years ended December 31, 2018, 2017 and 2016:

	Fiscal years ended December 31,
	2018	2017	2016
Food and paper (i)	$(177,356)	$(173,387)	$(163,536)
Occupancy and other operating expenses	(5,322)	(4,281)	(3,882)
Net interest income	—	—	47

(i)	Includes $41,633 of distribution fees and $135,723 of suppliers purchases managed through the Axionlog Business for the fiscal year ended December 31, 2018; $48,773 and $124,614, respectively, for the fiscal year ended December 31, 2017; and $40,714 and $122,822, respectively, for the fiscal year ended December 31, 2016.

As of December 31, 2018 and 2017, the Company had other receivables totaling $2,692 and $2,112, respectively and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $1,634 and $1,113, respectively.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

26.	Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X in regards to valuation and qualifying accounts for each of the periods presented:

Description	Balance at beginning of period	Additions (i)	Deductions (ii)	Translation	Balance at end of period
Year ended December 31, 2018:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$21,467	$6,064	$(1,860)	$(132)	$25,539
Valuation allowance on deferred tax assets	271,651	13,107	(37,718)	(27,120)	219,920
Reported as liabilities:
Provision for contingencies	27,956	25,838	(19,702)	(5,583)	28,509
Total	$321,074	$45,009	$(59,280)	$(32,835)	$273,968
Year ended December 31, 2017:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$16,367	$6,386	$(1,244)	$(42)	$21,467
Valuation allowance on deferred tax assets	290,620	8,382	(27,515)	164	271,651
Reported as liabilities:
Provision for contingencies	18,112	36,160	(26,137)	(179)	27,956
Total	$325,099	$50,928	$(54,896)	$(57)	$321,074
Year ended December 31, 2016:
Deducted from assets accounts:
Allowance for doubtful accounts	$12,768	$5,367	$(1,647)	$(121)	$16,367
Valuation allowance on deferred tax assets	297,891	36,778	(24,967)	(19,082)	290,620
Reported as liabilities:
Provision for contingencies	20,578	28,577	(32,049)	1,006	18,112
Total	$331,237	$70,722	$(58,663)	$(18,197)	$325,099

(i)	Additions in valuation allowance on deferred tax assets are charged to income tax expense.

Additions in provision for contingencies are explained as follows:

Fiscal years 2018, 2017 and 2016 – Relate to the accrual of $23,995, $36,160 and $28,577, respectively, and a reclassification of $1,843, during fiscal year 2018. See Note 18 for details.

(ii)	Deductions in valuation allowance on deferred tax assets are charged to income tax expense.

Deductions in provision for contingencies are explained as follows:

Corresponds to the settlements and reclassifications amounting to $19,702 and $nil, respectively, during fiscal year 2018; $25,427 and $710, respectively, during fiscal year 2017; and $20,554 and $11,495, respectively, during fiscal year 2016; as discussed in Note 18.

(iii)	Presented in the consolidated balance sheet as follow: $24,999 and $19,791 at December 31, 2018 and 2017, respectively, within Accounts and notes receivable, net and $540 and $1,676 at December 31, 2018 and 2017, respectively, within Other receivables.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

27.	Subsequent events

On March 26, 2019, the Company approved a dividend distribution to all Class A and Class B shareholders of $0.11 per share to be paid in three installments, as follows: $0.05 per share on April 12, 2019, $0.03 per share on August 14, 2019, and $0.03 per share on December 12, 2019.