Form 20-F
period 2019-12-31
Arcos Dorados Holdings Inc.
filed 2020-04-29
CIK 1508478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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
Telephone: +598 2626-3000
Fax: +598 2626-3018
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A shares, no par value	ARCO	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.
Class A shares: 124,070,029
Class B shares: 80,000,000
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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
Yes ☐ No ☒

ARCOS DORADOS HOLDINGS INC.

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
All references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to the U.S. dollar. All references to “Argentine pesos” or “ARS$” are to the Argentine peso. All references to “Brazilian reais” or “R$” are to the Brazilian real. All references to “Mexican pesos” or “Ps.” are to the Mexican peso. All references to “Venezuelan bolívares” or “Bs.” are to the Venezuelan bolívar, the legal currency of Venezuela. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls” for information regarding exchange rates for the Argentine, Brazilian and Mexican currencies.
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
The financial information contained in this annual report includes our consolidated financial statements at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, as stated in their report included elsewhere in this annual report.
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
Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2019,” relate to our fiscal year ended on December 31 of that calendar year.
Operating Data
Our operating segments are composed of four geographic regions of operation: (i) the South Latin American division, or “SLAD,” which is comprised of Argentina, Chile, Ecuador, Peru and Uruguay, (ii) the Caribbean division, which is comprised of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, (iii) Brazil and (iv) the North Latin American division, or “NOLAD,” which is comprised of Costa Rica, Mexico and Panama.

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
We are the majority stakeholder in two joint ventures with third parties that collectively own 15 restaurants in Argentina and Chile. We consider these restaurants to be Company-operated restaurants. We also have granted developmental licenses to 11 restaurants. Developmental licensees own or lease the land and buildings on which their restaurants are located and pay a franchise fee to us in addition to the continuing franchise fee due to McDonald’s. We consider these restaurants to be franchised restaurants.
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
Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified in “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	effects of COVID-19 pandemic and private or government measures that could negatively affect the global economy and our markets’ economy and business;

•	changes in our liquidity or the availability of lines of credit and other sources of financing, including as a result of the COVID-19 pandemic;

•	general economic, political, demographic and business conditions in Latin America and the Caribbean;

v

•	fluctuations in inflation and exchange rates in Latin America and the Caribbean;

•	our ability to implement our growth strategy;

•	the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors;

•	our ability to compete and conduct our business in the future;

•
changes in consumer tastes and preferences, including changes resulting from concerns over nutritional or safety aspects of beef, poultry, french fries or other foods or the effects of health pandemics and food-borne illnesses, such as COVID-19, “mad cow” disease and avian influenza or “bird flu,” and changes in spending patterns and demographic trends, such as the extent to which consumers eat meals away from home;

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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
A.    Offer Statistics
Not applicable.
B.    Method and Expected Timetable
Not applicable.
ITEM 3. KEY INFORMATION
A.    Selected Financial Data
The selected balance sheet data as of December 31, 2019 and 2018 and the income statement data for the years ended December 31, 2019, 2018 and 2017 of Arcos Dorados Holdings Inc. are derived from the consolidated financial statements included elsewhere in this annual report, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global. The selected balance sheet data as of December 31, 2017, 2016 and 2015 and the income statement data for the years ended December 31, 2016 and 2015 of Arcos Dorados Holdings Inc. are derived from consolidated financial statements audited by Pistrelli, Henry Martin y Asociados S.R.L., which are not included herein.
Our operating segments are composed of four geographic regions of operation: (i) the South Latin American division, or “SLAD,” which is comprised of Argentina, Chile, Ecuador, Peru and Uruguay, (ii) the Caribbean division which is comprised of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela (iii) Brazil and (iv) the North Latin American division, or “NOLAD,” which is comprised of Costa Rica, Mexico and Panama.
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

	For the Years Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of U.S. dollars, except for per share data)
Income Statement Data:
Sales by Company-operated restaurants	$2,812,287	$2,932,609	$3,162,256	$2,803,334	$2,930,379
Revenues from franchised restaurants	146,790	148,962	157,269	125,296	122,361
Total revenues	2,959,077	3,081,571	3,319,525	2,928,630	3,052,740
Company-operated restaurant expenses:
Food and paper	(1,007,584)	(1,030,499)	(1,110,240)	(1,012,976)	(1,037,487)
Payroll and employee benefits	(567,653)	(607,793)	(683,954)	(607,082)	(660,773)
Occupancy and other operating	(799,633)	(803,539)	(842,519)	(752,428)	(793,622)
Royalty fees	(155,388)	(157,886)	(163,954)	(142,777)	(149,089)
Franchised restaurants—occupancy expenses	(61,278)	(67,927)	(69,836)	(55,098)	(54,242)
General and administrative expenses	(212,515)	(229,324)	(244,664)	(221,075)	(270,680)
Other operating income (expenses), net	4,910	(61,145)	68,577	41,386	6,560
Total operating costs and expenses	(2,799,141)	(2,958,113)	(3,046,590)	(2,750,050)	(2,959,333)
Operating income	159,936	123,458	272,935	178,580	93,407
Net interest expense	(52,079)	(52,868)	(68,357)	(66,880)	(64,407)
Gain (loss) from derivative instruments	439	(565)	(7,065)	(3,065)	(2,894)
Foreign currency exchange results	12,754	14,874	(14,265)	32,354	(54,032)
Other non-operating (expenses) income, net	(2,097)	270	(435)	(2,360)	(627)
Income (loss) before income taxes	118,953	85,169	182,813	138,629	(28,553)
Income tax expense	(38,837)	(48,136)	(53,314)	(59,641)	(22,816)
Net income (loss)	80,116	37,033	129,499	78,988	(51,369)
Less: Net income attributable to non-controlling interests	(220)	(186)	(333)	(178)	(264)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	79,896	36,847	129,166	78,810	(51,633)
Earnings (Loss) per share:
Basic net income (loss) per common share attributable to Arcos Dorados	$0.39	$0.18	$0.61	$0.37	$(0.25)
Diluted net income (loss) per common share attributable to Arcos Dorados	$0.39	$0.18	$0.61	$0.37	$(0.25)

	As of December 31,
	2019	2018	2017	2016	2015
	(in thousands of U.S. dollars, except for share data)
Balance Sheet Data:
Cash and cash equivalent	$121,880	$197,282	$308,491	$194,803	$112,519
Total current assets	405,368	464,562	653,037	445,190	378,996
Property and equipment, net	960,986	856,192	890,736	847,966	833,357
Total non-current assets	2,152,317	1,113,477	1,150,706	1,059,863	1,024,206
Total assets	2,557,685	1,578,039	1,803,743	1,505,053	1,403,202
Accounts payable	259,577	242,455	303,452	217,914	187,685
Short-term debt and current portion of long-term debt	16,529	4,192	4,359	28,099	163,740
Total current liabilities	595,447	493,312	605,583	548,308	577,314
Long-term debt, excluding current portion	623,575	626,424	629,142	551,580	491,327
Total non-current liabilities	1,540,672	691,968	702,018	605,169	538,998
Total liabilities	2,136,119	1,185,280	1,307,601	1,153,477	1,116,312
Total common stock	516,119	512,760	509,647	506,884	504,772
Total equity	421,566	392,759	496,142	351,576	286,890
Total liabilities and equity	2,557,685	1,578,039	1,803,743	1,505,053	1,403,202
Shares outstanding	204,070,029	205,232,247	211,072,508	210,711,224	210,538,896

	For the Years Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of U.S. dollars, except percentages)
Other Data:
Total Revenues
Brazil	$1,385,566	$1,345,453	$1,496,573	$1,333,237	$1,361,989
Caribbean division(1)	399,251	483,743	474,822	409,671	398,144
NOLAD	431,266	406,848	386,874	363,965	367,364
SLAD	742,994	845,527	961,256	821,757	925,243
Total	2,959,077	3,081,571	3,319,525	2,928,630	3,052,740
Operating Income
Brazil	$164,342	$159,511	$160,608	$122,636	$116,820
Caribbean division(1)	(1,100)	(49,567)	1,538	(12,392)	(40,102)
NOLAD	16,539	7,726	99,152	45,145	8,710
SLAD	42,410	53,777	71,718	66,359	78,022
Corporate and others and purchase price allocation	(62,255)	(47,989)	(60,081)	(43,168)	(70,043)
Total	159,936	123,458	272,935	178,580	93,407
Operating Margin(2)
Brazil	11.9%	11.9%	10.7%	9.2%	8.6%
Caribbean division(1)	(0.3)	(10.2)	0.3	(3.0)	(10.1)
NOLAD	3.8	1.9	25.6	12.4	2.4
SLAD	5.7	6.4	7.5	8.1	8.4
Total	5.4	4.0	8.2	6.1	3.1
Adjusted EBITDA(3)
Brazil	$227,844	$218,391	$218,172	$168,076	$174,102
Caribbean division(1)	24,955	(8,281)	40,844	18,049	2,059
NOLAD	39,027	32,313	33,717	36,288	31,424
SLAD	63,120	73,670	87,083	76,327	100,718
Corporate and others	(63,171)	(58,096)	(74,879)	(60,295)	(78,132)
Total	291,775	257,997	304,937	238,445	230,171
Adjusted EBITDA Margin(4)
Brazil	16.4%	16.2%	14.6%	12.6%	12.8%
Caribbean division(1)	6.2	(1.7)	8.6	4.4	0.5
NOLAD	9.0	7.9	8.7	10.0	8.6
SLAD	8.5	8.7	9.1	9.3	10.9
Total	9.9	8.4	9.2	8.1	7.5
Other Financial Data:
Working capital(5)	(190,079)	$(28,750)	$47,454	$(103,118)	$(198,318)
Capital expenditures(6)	267,893	197,041	175,636	92,282	92,055
Dividends declared per common share	$0.11	$0.10	$—	$—	$—

	As of December 31,
	2019	2018	2017	2016	2015
Number of systemwide restaurants	2,293	2,223	2,188	2,156	2,141
Brazil	1,023	968	929	902	883
Caribbean division	336	337	350	353	356
NOLAD	530	524	519	517	518
SLAD	404	394	390	384	384
Number of Company-operated restaurants	1,580	1,540	1,546	1,553	1,588
Brazil	612	584	579	584	615
Caribbean division	251	251	263	266	267
NOLAD	364	362	363	365	364
SLAD	353	343	341	338	342
Number of franchised restaurants	713	683	642	603	553
Brazil	411	384	350	318	268
Caribbean division	85	86	87	87	89
NOLAD	166	162	156	152	154
SLAD	51	51	49	46	42

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

(4)	Adjusted EBITDA margin is Adjusted EBITDA divided by total revenues, expressed as a percentage.

(5)	Working capital equals current assets minus current liabilities.

(6)	Includes property and equipment expenditures and purchase of restaurant businesses paid at the acquisition date.

Presented below is the reconciliation between net income and Adjusted EBITDA on a consolidated basis:

	For the Years Ended December 31,
Consolidated Adjusted EBITDA Reconciliation	2019	2018	2017	2016	2015
	(in thousands of U.S. dollars)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$79,896	$36,847	$129,166	$78,810	$(51,633)
Plus (Less):
Net interest expense	52,079	52,868	68,357	66,880	64,407
(Gain) loss from derivative instruments	(439)	565	7,065	3,065	2,894
Foreign currency exchange results	(12,754)	(14,874)	14,265	(32,354)	54,032
Other non-operating expenses (income), net	2,097	(270)	435	2,360	627
Income tax expense	38,837	48,136	53,314	59,641	22,816
Net income attributable to non-controlling interests	220	186	333	178	264
Operating income	159,936	123,458	272,935	178,580	93,407
Plus (Less):
Items excluded from computation that affect operating income:
Depreciation and amortization	123,218	105,800	99,382	92,969	110,715
Gains from sale or insurance recovery of property and equipment	(5,175)	(4,973)	(95,081)	(57,244)	(12,308)
Write-offs of property and equipment	4,733	4,167	8,528	5,776	6,038
Impairment of long-lived assets	8,790	18,950	17,564	7,697	12,343
Impairment of goodwill	273	167	200	5,045	679
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	—	—	—	—	210
Reorganization and optimization plan	—	11,003	—	5,341	18,346
2008 Long-Term Incentive Plan incremental compensation from modification	—	(575)	1,409	281	741
Adjusted EBITDA	291,775	257,997	304,937	238,445	230,171
Exchange Rates and Exchange Controls
In 2019, 66.7% of our total revenues were derived from our restaurants in Brazil, Argentina and Mexico. While we maintain our books and records in U.S. dollars, our revenues are conducted in the local currency of the territories in which we operate, and as such may be affected by changes in the local exchange rate to the U.S. dollar. The exchange rates discussed in this section have been obtained from each country’s central bank. However, in most cases, for consolidation purposes, we use a foreign currency to U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the aforementioned central banks.
Brazil
Exchange Rates
The Brazilian real depreciated 47.0% against the U.S. dollar in 2015, and appreciated 19.4% in 2016, 1.7% in 2017, depreciated 19% in 2018, depreciated 25.5% in 2019 and depreciated 18.3% in the first quarter of 2020. As of April 24, 2020, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Brazil was R$5.65 per U.S. dollar.
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
Argentina
Exchange Rates
The Argentine peso depreciated 51.7% against the U.S. Dollar in 2015, 21.9% in 2016, 17.7% in 2017, 49.7% in 2018, 58.8% in 2019 and depreciated 7.7% in the first quarter of 2020. As of April 24, 2020, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Argentina was ARS$66.43 per U.S. dollar.
Exchange Controls
During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations and the introduction of numerous changes in economic policies, including currency controls that tightened restrictions on capital flows, exchange controls, an official U.S. dollar exchange and transfer restrictions that substantially limited the ability of companies to retain foreign currency or make payments abroad. These foreign exchange controls were eased in a series of measures introduced by former President Mauricio Macri’s administration starting in December 2015.
For instance, on May 19, 2017, the Central Bank of Argentina issued Communication “A” 6244, effective as of July 1, 2017, which structurally modified the exchange regulations in force, establishing a new foreign exchange regime that significantly eased the access to the exchange market (“MLC,” Mercado Libre de Cambios). This regime was in force until September 1, 2019.

On September 1, 2019, with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy, the Argentine government issued Decree No. 609/2019 whereby foreign exchange controls were reinstated. The decree: (i) reinstated, originally until December 31, 2019, exporters’ obligation to repatriate and settle for Argentine pesos (through the MLC) the proceeds from exports of goods and services on the terms and conditions set forth by the Central Bank of Argentina’s implementing regulations; and (ii) authorized the Central Bank of Argentina to (a) regulate access to the foreign exchange market for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed to circumvent, through the use of securities and other instruments, the measures adopted through the decree. On the same date, the Central Bank of Argentina issued Communication “A” 6770, which was subsequently amended and supplemented by further Central Bank of Argentina communications. As a consequence of the reimposition of exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain capital market operations usually effected to obtain U.S. dollars has broadened significantly, reaching a value of approximately 72% above the official exchange rate as of April 27, 2020.
At present, foreign exchange regulations have been consolidated in a single regulation, Communication “A” 6844, as subsequently amended and supplemented from time to time by Central Bank of Argentina’s Communications, including without limitation Communications “A” 6862, 6869, 6882 and 6915 of the Central Bank of Argentina (jointly, the “Argentine FX Regulations”). Below is a description of the main exchange control measures implemented through the aforementioned regulations:
Specific provisions for inward remittances
Obligation to repatriate and settle in Argentine pesos the proceeds from exports of services
Section 2.2 of the Argentine FX Regulations imposes on exporters the obligation to repatriate, and settle in the MLC, the proceeds from exports of services within 5 business days following payment thereof.
Sale of non-financial non-produced assets
Pursuant to section 2.3 of the Argentine FX Regulations, the proceeds in foreign currency of the sale of non-financial non-produced assets must be repatriated and settled in Argentine pesos in the MLC within 5 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.
External financial indebtedness
Pursuant to section 2.4 of the Argentine FX Regulations, the new regulations have reinstated the requirement to repatriate, and settle in Argentine pesos through the MLC, the proceeds of new financial indebtedness disbursed from and after September 1, 2019 as a condition for accessing the MLC to make debt service payments thereunder. The reporting of the debt under the reporting regime established by Communication “A” 6401 (as amended and restated from time to time, the “External Assets and Liabilities Reporting Regime”) is also a condition to access the MLC to repay debt services.
Additionally, section 3.3 of the Argentine FX Regulations states that the Central Bank of Argentina’s prior approval will be required to access the MLC for the prepayment of debts for imports of goods and services.
Specific Provisions Regarding Access to the Exchange Market
Residents are authorized to access the MLC for the payment of import of goods in accordance with section 10.1 of the Argentine FX Regulations. This regulation sets forth different requirements depending on whether it relates to the payment of imports of goods with customs clearance or the payments of import of goods pending customs clearance. Moreover the imports and import payments monitoring system (SEPAIMPO) has been reinstated, setting forth rules governing such monitoring process and exceptions thereof. Importers will need to appoint a financial entity in charge of monitoring compliance with the aforementioned obligations.
Likewise, the local importer must designate a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with the applicable regulations, including, among others, the liquidation of import financing and the entry of imported goods.
Prior authorization by the Central Bank of Argentina is required for access to the MLC for payments of overdue or due to payment debts for imports of goods with related companies abroad when it exceeds the equivalent of U$S 2 million per month per resident customer, as stated by section 10.3.2.5 of the Argentine FX Regulations.

It should be noted that all outstanding debts as of August 31, 2019, either those whose maturity had operated prior to such date or those that did not have a stipulated expiration date, are considered to be overdue or due to payment debts.
Payment of services provided by non-residents
Pursuant to section 3.2 of the Argentine FX Regulations, residents may access the MLC for payment of services provided by non-residents (except to affiliates), as long as it is verified that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting.
Access to the MLC for the prepayment of debts for services requires prior authorization by the Central Bank of Argentina.
Repayment of principal and interest of imports of goods and services
Access to the foreign exchange market for the repayment of principal and interest of imports of goods and services is granted, provided that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting Regime.
Access to the MLC for the prepayment of debts for imports of goods and services shall require prior authorization by the Central Bank of Argentina.
Other Specific Provisions
Access to the MLC by non-residents
In accordance with section 3.12 of the Argentine FX Regulations, prior approval by the Central Bank of Argentina will be required for access to the foreign exchange market by non-residents for the purchase of foreign currency, except for the following operations: (a) International organizations and institutions that perform functions of official export credit agencies, (b) diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions, (c) Representatives in the country of Courts, Authorities or Offices, Special Missions, Commissions or Bilateral Bodies established by Treaties or International Agreements, in which the Argentine Republic is part, to the extent that transfers are made in the exercise of their functions, (d) foreign transfers in the name of individuals who are beneficiaries of retirement and / or pensions paid by the ANSES, for up to the amount paid by said agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in your registered country of residence, and (e) purchase of foreign currency (in cash) by non-resident individuals for tourism and travel expenses, up to a maximum amount of U$S100 dollars, to the extent the financial entity can verify that the client has settled an amount equal or higher than the sum to be purchased within 90 days prior to the operation.
Exchanges and arbitrage. Transactions involving securities
Pursuant to section 4.2 of the Argentine FX Regulations, entities are allowed to carry out exchange and arbitrage operations with their clients in the following cases: (i) such operation is not subject to the settlement obligation in the MLC; (ii) an individual transfers funds from their local accounts in foreign currency to own bank accounts abroad, (iii) when foreign currency transfers by local central collective deposit securities for funds received in foreign currency for capital services and income from National Treasury securities, (iv) arbitration operations not originated in foreign transfers provided that such funds are debited from an account in foreign currency of the client in a local entity, and (v) may be carried out without the need to obtain prior Central Bank of Argentina approval, provided that if structured as separate transactions, these would have access to the MLC without the need of an authorization by the Central Bank of Argentina.
Securities-related Operations
As per section 4.5 of the Argentine FX Regulations, if an individual purchases securities through payment in foreign currency, the same must have been held by the client for at least 5 business days since the settlement of the transaction before their subsequent sale or transfer to another depositary. This minimum holding period shall not apply if the sale of the securities is carried out in the same jurisdiction and the settlement of the transactions is made in the same foreign currency. In all cases, the client shall be obligated to submit a sworn statement expressing that the funds shall not be used for the secondary purchase of securities within the following 5 business days.
Moreover, when a mere transfer of foreign currency deposited in a local account of a resident individual to a foreign account of the same individual is done, a sworn statement must be submitted expressing that there has not been any sale of securities with local settlement in foreign currency within the last 5 business days.
Foreign Exchange Criminal Regime
Any operation that does not comply with the provisions of the foreign exchange regulations is subject to compliance with the Foreign Exchange Criminal Regime.

Notwithstanding the above mentioned measures adopted by the current administration, the Central Bank of Argentina and the federal government in the future may impose additional exchange controls that may further impact our ability to transfer funds abroad and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina.
Mexico
Exchange Rates
The Mexican peso depreciated 0.27% against the U.S. dollar in 2018, appreciated 4.26% in 2019 and depreciated 24.8% in the first quarter of 2020. As of April 24, 2020, the free-market exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Mexico in the Federal Official Gazette as the rate of payment of obligations denominated in non-Mexican currency payable in Mexico was Ps.24.58 per U.S. dollar.
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
Certain Factors Relating to Our Business
The spread of COVID-19 has materially and adversely affected our business, results of operations and cash flows, and may continue to do so.
Since mid-March 2020, the continued spread of COVID-19 has disrupted our operations in all of our markets. Several countries in which we operate have declared states of emergency and ordered their citizens to shelter in place in order to stem the spread of COVID-19. As of the date of this annual report, in certain markets, including Chile, Peru, Ecuador, Martinique, Guadeloupe, French Guiana and Curaçao, we have closed all of our restaurants in accordance with government orders and restrictions. In other markets, such as Brazil, Argentina, Puerto Rico, Trinidad and Tobago and Colombia, we have taken steps to limit operations based on government guidelines or our assessment of the operating environment. These steps have included reducing hours of operation, closing dining rooms and only operating the drive-thru and/or delivery segments. There has also been an increase in unemployment in several countries as businesses close, and we expect discretionary spending by consumers to decline accordingly. As a result of the foregoing, we have experienced a significant decline in sales at our restaurants since mid-March 2020, and expect to continue to see lower sales until such time as the pandemic is brought under control and consumer behavior normalizes. We may also be forced to lower prices in response to lower demand for our products, or we may see our supply chain disrupted as our suppliers experience disruption of their operations as a result of the pandemic. In some markets, we have also experienced difficulties obtaining gloves, masks and other protective equipment required to operate our restaurants during a pandemic. In addition to reduced sales, we have experienced other losses, such as food spoilage as a result of restaurant closures.

Moreover, our franchisees began having difficulty meeting rent payments to us during the month of April 2020. In certain markets, including Mexico and Panama, we deferred rent payments for our franchisees for 90 days. In other markets, we began renegotiating rental terms and may receive lower rental payments as a result of such negotiations. Our franchisees also owe us continuing franchise fees, which we in turn owe to McDonald's under the MFAs. We are responsible for paying any ongoing franchise fees to McDonald's regardless of whether our franchisees are able to pay us. McDonald's has agreed to defer all franchise fee payments, whether they are related to company-operated or franchisee-operated restaurants, for March, April, May and June 2020 sales until 2021. If we are unable to pay such franchise fees when they are due, or we have further difficulty meeting our obligations in coming months and are unable to obtain a similar deferral, we will be in default under the MFAs.

While we cannot predict the duration or scope of the COVID-19 pandemic, it has negatively impacted our business and such impact could be material to our financial results, conditions and outlook. Consequently, we are taking measures to mitigate the potential effects on our Company from the pandemic by preserving cash and reducing our expenses, as well as capital expenditures and renegotiating terms and conditions with landlords and other suppliers. Also in connection with the COVID-19 pandemic, we have agreed with McDonald's to reduce the advertising and promotion spending requirement from 5% to 4% of our gross sales for the full year 2020.
Regarding our liquidity, as of March 31, 2020, we had drawn $136 million of short-term indebtedness, including $35 million from our committed revolving credit facilities and expect to continue to draw on our available lines as needed and until the COVID-19 pandemic is brought under control. Any unavailability of such lines of credit may also negatively impact our liquidity. In addition, we are required to meet certain financial ratios under our revolving credit facilities. While we expect to be in compliance with such ratios in the first quarter of 2020, we likely will be unable to meet such ratios in subsequent quarters if current conditions persist or worsen and will need to seek an amendment to our facilities or waivers from our lenders. If we are unable to obtain waivers for such non-compliance, we will be in default under our lines of credit and revolving credit facilities. In such event, in the case of our revolving credit facilities, any amounts drawn under such facilities may be declared immediately due and payable by the relevant lender. In the case of the non-committed lines of credit, if we have previously drawn any amounts, then such amounts may be immediately due and payable to the relevant lender, subject to the terms of each non-committed line of credit.

As a result of this impact, beginning in the second quarter of 2020 we do not expect to meet certain quarterly financial ratios specified in the MFAs. Although we have requested a waiver from McDonald's for these commitments for all of 2020, we cannot guarantee that McDonald’s will grant us that waiver, or that we will be able to meet our quarterly financial ratios or obtain additional waivers in the future once the COVID-19 pandemic has been brought under control. In addition, we currently have certain letters of credit in place that guarantee our obligations under the MFAs. Although we do not have any amounts outstanding under them at this time, certain of our lenders may terminate these letters of credit if we do not meet certain ratios thereunder or if we are in default under our other indebtedness, among other reasons. Any termination of our letters of credit would also constitute a material breach of our obligations under the MFAs.

Moreover, the spread of COVID-19 has led to disruption and volatility in the financial markets, which is likely to increase our cost of capital and may make it more difficult for us to obtain additional financing. As a result of the foregoing, we have agreed with McDonald’s to withdraw our previously-approved 2020-2022 restaurant opening plan and reinvestment plan and we do not expect to finalize a revised 2020-2022 plan at least until the COVID-19 outbreak is under control. If we are unable to meet our commitments under a future plan and we are unable to reach an agreement on revised terms of the restaurant opening plan and reinvestment plan or are otherwise unable to obtain a waiver from McDonald’s, we will be in default under the terms of the MFAs. Moreover, any increase in the cost of capital may negatively impact our other capital expenditure projects in process in 2020.

If the impacts of the COVID-19 pandemic become other than temporary, we may also need to consider it as an indicator of impairment in future quarters, which could further negatively impact our financial condition.

The duration and scope of the COVID-19 outbreak cannot be predicted at this time, and we expect to continue to experience these significant disruptions until the outbreak is brought under control.

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
Pursuant to the MFAs, McDonald’s has the ability to exercise substantial influence over the conduct of our business. For example, under the MFAs, we are not permitted to operate any other QSR chains, we must comply with McDonald’s high quality standards, we must own and operate at least 50% of all McDonald’s-branded restaurants in each of the Territories, we must maintain certain guarantees in favor of McDonald’s, including a standby letter of credit (or other similar financial guarantee acceptable to McDonald’s) in an amount of $80.0 million, to secure our payment obligations under the MFAs and related credit documents, we cannot incur debt above certain financial ratios, we cannot transfer the equity interests of our subsidiaries, any significant portion of their assets or certain of the real estate properties that we own without McDonald’s consent, and McDonald’s has the right to approve the appointment of our chief executive officer and chief operating officer. In addition, the MFAs require us to reinvest a significant amount of money, including through reimaging our existing restaurants, opening new restaurants and advertising, which plans McDonald’s has the right to approve. As a result of the business disruptions caused by COVID-19 outbreak, we have agreed with McDonald’s to withdraw our previously-approved 2020-2022 restaurant opening plan and reinvestment plan and we do not expect to finalize a revised 2020-2022 plan at least until the COVID-19 outbreak is under control. Also in connection with the COVID-19 outbreak, we have agreed with McDonald's to reduce the advertising and promotion spending requirement from 5% to 4% of our gross sales for the full year 2020. In addition to using our cash flow from operations, we may need to incur additional indebtedness in order to finance future commitments, which could adversely affect our financial condition. Moreover, we may not be able to obtain this additional indebtedness on favorable terms, or at all. Failure to comply with our future commitments could constitute a material breach of the MFAs and may lead to a termination by McDonald’s of the MFAs. McDonald’s Corporation had also previously agreed to provide growth support, which we planned to use to support our restaurant opening plan and reinvestment plan for the 2020-2022 period. Until we are able to finalize a revised 2020-2022 restaurant opening plan and reinvestment plan, we can make no assurances related to receiving growth support for 2020-2022.

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
Our business has grown significantly since the Acquisition, largely due to the opening of new restaurants in existing and new markets within the Territories, and also from an increase in comparable store sales. Our total number of restaurant locations has increased from 1,569 at the date of the Acquisition to 2,293 restaurants as of December 31, 2019.
Our growth is, to a certain extent, dependent on new restaurant openings and therefore may not be constant from period to period; it may accelerate or decelerate in response to certain factors. There are many obstacles to opening new restaurants, including determining the availability of desirable locations, securing reliable suppliers, hiring and training new personnel and negotiating acceptable lease terms, and, in times of adverse economic conditions, franchisees may be more reluctant to provide the investment required to open new restaurants. In addition, our growth in comparable store sales is dependent on continued economic growth in the countries in which we operate as well as our ability to continue to predict and satisfy changing consumer preferences. In particular, we expect both new restaurant openings and growth in comparable store sales to be negatively affected as a result of the novel coronavirus (COVID-19) outbreak. See “—The spread of COVID-19 has materially and adversely affected our business, results of operations and cash flows, and may continue to do so.”
We plan our capital expenditures on an annual basis, taking into account historical information, regional economic trends, restaurant opening and reimaging plans, site availability and the investment requirements of the MFAs in order to maximize our returns on invested capital. The success of our investment plan may, however, be harmed by factors outside our control, such as changes in macroeconomic conditions, including as a result of the COVID-19 outbreak, changes in demand and construction difficulties that could jeopardize our investment returns and our future results and financial condition.

We depend on oral agreements with third-party suppliers and distributors for the provision of products that are necessary for our operations.
Supply chain management is an important element of our success and a crucial factor in optimizing our profitability. We use McDonald’s centralized supply chain management model, which relies on approved third-party suppliers and distributors for goods, and we generally use several suppliers to satisfy our needs for goods. This system encompasses selecting and developing suppliers of core products—beef, chicken, buns, produce, cheese, dairy mixes, beverages and toppings—who are able to comply with McDonald’s high quality standards and establishing sustainable relationships with these suppliers. McDonald’s standards include cleanliness, product consistency and timeliness as well as commitments to follow internationally recognized manufacturing practices, to meet or exceed all local food regulations and to comply with our Hazard Analysis Critical Control Plan, a systematic approach to food safety that emphasizes protection within the processing facility, rather than detection, through analysis, inspection and follow-up.
Our 35 largest suppliers account for approximately 78% of our purchases excluding Venezuela. Very few of our suppliers have entered into written contracts with us as we only have pricing protocols with a vast majority of them. Our supplier approval process is thorough and lengthy in order to ensure compliance with McDonald’s high quality standards. We therefore tend to develop strong relationships with approved suppliers and, given our importance to them, have found that pricing protocols with them are generally enough to ensure a reliable supply of quality products. While we source our supplies from many approved suppliers in Latin America and the Caribbean, thereby reducing our dependence on any one supplier, the informal nature of the majority of our relationships with suppliers means that we may not be assured of long-term or reliable supplies of products from those suppliers.
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
As of December 31, 2019, 31.1% of our restaurants were franchised. Under our franchise agreements, we receive monthly payments which are, in most cases, the greater of a fixed rent or a certain percentage of the franchisee’s gross sales. Franchisees are independent operators with whom we have franchise agreements. We typically own or lease the real estate upon which franchisees’ restaurants are located and franchisees are required to follow our operating manual that specifies items such as menu choices, permitted advertising, equipment, food handling procedures, product quality and approved suppliers. Our operating results depend to a certain extent on the restaurant profitability and financial viability of our franchisees. The concurrent failure by a significant number of franchisees to meet their financial obligations to us could jeopardize our ability to meet our obligations. As a result of the COVID-19 pandemic, we expect many of our franchisees to have difficulty meeting their financial obligations to us. We are also deferring rent payments for 90 days in certain of our markets and are in the process of renegotiating rental terms in other markets as a result of the pandemic. See “—The spread of COVID-19 has materially and adversely affected our business, results of operations and cash flows, and may continue to do so.”
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
As of December 31, 2019, we owned the land for 494 of our 2,293 restaurants and the buildings for all but 11 of our restaurants. The value of these assets could decrease or rental costs could increase due to changes in local demographics, the investment climate and increases in taxes.
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
Market awareness is essential to our continued growth and financial success. Pursuant to the MFAs, we create, develop and coordinate marketing plans and promotional activities throughout the Territories, and franchisees contribute a percentage of their gross sales to our marketing plan. In addition, we are required under the MFAs to spend at least 5% of our sales on advertising and promotional activities in the majority of our markets. In connection with the COVID-19 outbreak, we have agreed with McDonald's to reduce this spending requirement from 5% to 4% of our gross sales for the full year 2020. Pursuant to the MFAs, McDonald’s has the right to review and approve our marketing plans in advance and may request that we cease using the materials or promotional activities at any time if McDonald’s determines that they are detrimental to its brand image. We also participate in global and regional marketing activities undertaken by McDonald’s and pay McDonald’s approximately 0.1% of our sales in order to fund such activities.
If our advertising programs are not effective, or if our competitors begin spending significantly more on advertising than we do, we may be unable to attract new customers or existing customers may not return to our restaurants and our operating results may be negatively affected.
We use non-committed lines of credit to partially finance our working capital needs.
We use non-committed lines of credit to partially finance our working capital needs. In response to the COVID-19 pandemic and related disruption in regional and global economic activity, as of March 31, 2020, we had drawn $101 million of short-term indebtedness from these lines of credit, and we expect to continue to draw on our available lines as needed and until the COVID-19 pandemic is brought under control. Given the nature of these lines of credit, they could be withdrawn and no longer be available to us, or their terms, including the interest rate, could change to make the terms no longer acceptable to us. The availability of these lines of credit depends on the level of liquidity in financial markets, which can vary based on events outside of our control, including financial or credit crises. Any inability to draw upon our non-committed lines of credit could have an adverse effect on our working capital, financial condition and results of operations.
Covenants and events of default in the agreements governing our outstanding indebtedness could limit our ability to undertake certain types of transactions and adversely affect our liquidity.
As of December 31, 2019, we had $595.8 million in total outstanding indebtedness, consisting of $626.8 million in long-term debt, $13.3 million in short-term debt and $(44.3) million related to the fair market value net of our outstanding derivative instruments. The agreements governing our outstanding indebtedness contain covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For instance, we are subject to negative covenants that restrict some of our activities, including restrictions on:

•	creating liens;

•	paying dividends;

•	maintaining certain leverage ratios;

•	entering into sale and lease-back transactions; and

•	consolidating, merging or transferring assets.
If we fail to satisfy the covenants set forth in these agreements or another event of default occurs under the agreements, our outstanding indebtedness under the agreements could become immediately due and payable. In addition, we are required to meet certain financial ratios under our line of credit and revolving credit facilities. While we expect to be in compliance with such ratios in the first quarter of 2020, we likely will be unable to meet such ratios in subsequent quarters if current conditions persist or worsen and will need to seek an amendment to our facilities or waivers from our lenders. If we are unable to obtain waivers for such non-compliance, we will be in default under our line of credit and revolving credit facilities. In the case of our revolving credit facilities, any amounts drawn under such facilities may be declared to be immediately due and payable by the relevant lender, who may also terminate its obligation to provide loans under such agreements. In the case of our non-committed line of credit, if we have previously drawn any amount, then such amounts may be immediately due and payable to the relevant lender, subject to the terms of each non-committed line of credit. If our outstanding indebtedness becomes immediately due and payable and we do not have sufficient cash on hand to pay all amounts due, we could be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financing. Refinancing may not be possible and additional financing may not be available on commercially acceptable terms, or at all.

Uncertainty relating to the calculation of LIBOR and other reference rates and their potential discontinuance may materially adversely affect the value of our indebtedness and as a result our business, results of operations, financial condition and prospects.
As of December 31, 2019, we had $2.5 million outstanding indebtedness with third parties pursuant to our revolving credit facilities, which are tied to LIBOR. In recent years, national and international regulators and law enforcement agencies have conducted investigations into a number of rates or indices, such as LIBOR, which are deemed to be “reference rates.” Actions by such regulators and law enforcement agencies may result in changes to the manner in which certain reference rates are determined, their discontinuance, or the establishment of alternative reference rates. In particular, on July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. Such announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. Notwithstanding the foregoing, it appears highly likely that LIBOR will be discontinued or modified by 2021.
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
As of December 31, 2019, we had 80,855 employees in our Company-operated restaurants and staff. Controlling labor costs is critical to our results of operations, and we closely monitor those costs. Some of our employees are paid minimum wages; any increases in minimum wages or changes to labor regulations in the Territories could increase our labor costs. For example, during 2019, Venezuela implemented three increases in the minimum wage. In addition, in December 2019, the government of Argentina enacted a decree establishing that employees dismissed without cause in the following six months are entitled to double indemnification from employers in an effort to mitigate the impact of economic difficulties facing the country at the time, and in April 2020, amid the COVID-19 outbreak, the government prohibited dismissals with or without cause under the argument of force majeure or lack of/reduction of work not imputable to the employer until June 30, 2020 (this last cause also applies for temporary suspensions). These or similar regulations, if adopted, may have an adverse impact on our results of operations. Competition for employees could also cause us to pay higher wages.
We are also impacted by the costs and other effects of compliance with regulations affecting our workforce. These regulations are increasingly focused on employment issues, including wage and hour, healthcare, employee safety and other employee benefits and workplace practices. Claims of non-compliance with these regulations could result in liability and expense to us. Our potential exposure to reputational and other harm regarding our workplace practices or conditions or those of our franchisees or suppliers, including those giving rise to claims of sexual harassment or discrimination (or perceptions thereof) could have a negative impact on consumer perceptions of us and our business. In 2019, two of our restaurant employees in Peru died in a workplace accident at one of our restaurants. This accident is under investigation by Peruvian authorities, and while we do not expect a material impact from this event, any future workplace accidents could have a material adverse effect on our business, financial condition and results of operations.
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
Given that we conduct our business in many countries, we may be subject to multi-jurisdictional private and governmental lawsuits, including but not limited to lawsuits relating to labor and employment practices, taxes, trade and business practices, franchising, intellectual property, consumer, real property, landlord/tenant, environmental, advertising, nutrition and antitrust matters. In the past, QSR chains have been subject to class-action lawsuits claiming that their food products and promotional strategies have contributed to the obesity of some customers. We cannot guarantee that we will not be subject to these or similar types of lawsuits in the future. We may also be the target of pressure tactics such as strikes, boycotts and negative publicity from government officials, suppliers, distributors, employees, unions, special interest groups and customers that may negatively affect our reputation.
Information technology system failures or interruptions or breaches of our network security may interrupt our operations, exposing us to increased operating costs and to litigation.
We rely heavily on our computer systems and network infrastructure across our operations including, but not limited to, point-of-sale processing at our restaurants. We implement security measures and controls that we believe provide reasonable assurance regarding our security posture. However, there remains the risk that our technology systems are vulnerable to damage, disability or failures due to physical theft, fire, power loss, telecommunications failure or other catastrophic events. If those systems were to fail or otherwise be unavailable, and we were unable to recover in a timely way, we could experience an interruption in our operations. Moreover, security breaches involving our systems may occur from time to time. These include internal and external security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Our information technology systems contain personal, financial and other information that is entrusted to us by our customers, our employees and other third parties, as well as financial, proprietary and other confidential information related to our business. For example, on September 20, 2019 a journalist gained access to sensitive employee and partner information in Brazil due to a misconfigured service system provided by one of Arcos’ service providers. Our IT team discovered and resolved the breach in a matter of hours in conjunction with the service provider and we engaged a well-known consultancy firm to help us perform an investigation of the breach and its ramifications. While our investigation determined that the impact of the breach was low, we cannot assure you that we will not experience similar security breaches in the future. Moreover, our increasing reliance on third party systems also present the risks faced by the third party’s business, including the operational, security and credit risks of those parties. An actual or alleged security breach of our or their systems could result in disruptions, shutdowns, theft or unauthorized disclosure of personal, financial, proprietary or other confidential information. The occurrence of any of these incidents could result in reputational damage, adverse publicity, loss of consumer confidence, reduced sales and profits, complications in executing our growth initiatives and criminal penalties or civil liabilities.
Our insurance may not be sufficient to cover certain losses.
We face the risk of loss or damage to our properties, machinery and inventories due to fire, theft and natural disasters such as earthquakes and floods. While our insurance policies cover some losses in respect of damage or loss of our properties, machinery and inventories, our insurance may not be sufficient to cover all such potential losses. For example, we suffered losses in connection with a truck drivers’ strike in Brazil in 2018, which disrupted our supply chain that were not covered by our insurance policies. We also do not expect our insurance to cover losses due to lower sales as a result of the COVID-19 pandemic. In the event that any losses exceed our insurance coverage or are not covered by our insurance policies, we will be liable for the excess. In addition, even if such losses are fully covered by our insurance policies, such fire, theft or natural disaster may cause disruptions or cessations in its operations and adversely affect our financial condition and results of operations.

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
Food and paper costs represented 35.8% of our total sales by Company-operated restaurants in 2019, and 21.5% of our food and paper raw materials cost is exposed to fluctuations in foreign exchange rates. We rely on, among other commodities, beef, chicken, produce, dairy mixes, beverages and toppings. The cost of food and supplies depends on several factors, including global supply and demand, new product offerings, weather conditions, fluctuations in energy costs and tax incentives, all of which makes us susceptible to substantial price and currency fluctuations and other increased operating costs. Our hedging strategies on the imported portion of our food and paper raw materials may not be successful in fully offsetting cost increases due to currency fluctuations. Furthermore, due to the competitive nature of the restaurant industry, we may be unable to pass increased operating costs on to our customers, which could have an adverse effect on our results of operations.
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
We have also started a digital transformation with the goal of increasing our engagement with our customers and using data in order to improve our decision-making. In order to accomplish this goal, we are making structural changes in our IT, including creating a “digital factory” to facilitate collaboration across groups within Arcos Dorados and adopting agile methodologies and principals to aid different groups in transforming products and services and the customer experience, or in otherwise achieving a specific business objective. We may not fully realize the intended benefits of these significant investments, or these initiatives may not be well executed, and therefore our business results may suffer.

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
In addition, incidents of health pandemics, food-borne illnesses or food tampering could reduce sales in our restaurants. Widespread illnesses such as avian influenza, the H1N1 influenza virus, e-coli, bovine spongiform encephalopathy (or “mad cow” disease), hepatitis A or salmonella could cause customers to avoid meat or fish products. Furthermore, our reliance on third-party food suppliers and distributors increases the risk of food-borne illness incidents being caused by third-party food suppliers and distributors who operate outside of our control and/or multiple locations being affected rather than a single restaurant. In addition, recurrent events in our region related to Dengue, Yellow Fever and Zika viruses, as well as the COVID-19 outbreak in 2020, have resulted in heightened health concerns in the region, which could reduce the visits to our restaurants if these cases are not controlled.
Food safety events involving McDonald’s outside of Latin America or other well-known QSR chains could negatively impact our business industry. Another extended issue in our region is the use of social media to post complaints against the QSR segment and the use of mobile phones to capture any deviation in our processes, products or facilities. Media reports of health pandemics, such as the COVID-19 outbreak, or food-borne illnesses found in the general public or in any QSR could dramatically affect restaurant sales in one or several countries in which we operate, or could force us to temporarily close an undetermined number of restaurants. As a restaurant company, we depend on consumer confidence in the quality and safety of our food. Any illness or death related to food that we serve could substantially harm our operations. While we maintain extremely high standards for the quality of our food products and dedicate substantial resources to ensure that these standards are met and well communicated publicly the spread of these illnesses is often beyond our control and we cannot assure you that new illnesses resistant to any precautions we may take will not develop in the future.
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
A significant portion of our business depends on our ability to make our product offerings appealing to families with children. Argentina, Brazil, Chile, Colombia, Mexico, Peru and Uruguay are considering imposing, or have already imposed, restrictions that impact the ways in which we market our products, including proposals that would have the effect of restricting our ability to advertise directly to children through the use of toys and to sell toys in conjunction with food.
In June 2012, Chile passed a law banning the inclusion of toys in children’s meals with certain nutritional characteristics (Law Nº 20,606). This law came into effect on June 26, 2016. The ban in Chile also restricts advertisements to children under the age of 14. As a result of these laws, we modified our children’s meals in order to continue offering toys in them. However, we were subject to several audits by the Chilean authorities. Chilean Law Nº 20,869, which also came into effect on June 26, 2016, restricts advertisements on television and in movie theaters between 6:00 a.m. and 10:00 p.m. This law affects food products that exceed certain standards of nutritional quality set by the Chilean authorities. These restrictions on advertisements did not affect or have any impact on our sales. On June 26, 2019, strict standards of nutritional quality set by the Chilean authorities came into effect. As a result of modifications that we made to the contents of some of our products in adherence with these stricter standards, we were able to continue offering toys in children’s meals. However, the volume of Happy Meals sold in Chile has been declining since 2016.
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

Since 2014, the Mexican Ministry of Health empowered the Federal Commission for Prevention of Sanitary Risks (Comisión Federal para la Protección contra Riesgos Sanitarios or COFEPRIS) to regulate advertising directed at families with children. On April 15, 2014, COFEPRIS issued certain regulations which establish the maximum contents of fat, sodium and sugars that every meal advertised to children on television and in cinemas may contain. In February of 2015, COFEPRIS ordered us to stop advertising Happy Meals on television until we disclosed all the nutritional information for Happy Meals to COFEPRIS. We provided this information to COFEPRIS, but we have not yet received any legal authorization to advertise Happy Meals either during the general times when children may be watching television or during any programming geared towards children. We have developed a Happy Meals with chicken nuggets that complies with COFEPRIS’ nutritional requirements and will begin a pilot advertising program that complies with the advertising requirements in select areas of Mexico. However, generally, we are prohibited from advertising Happy Meals from 2:30 p.m. to 7:30 p.m., Monday through Friday, and from 7:00 a.m. to 7:00 p.m. on Saturday and Sunday.
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
In Argentina, there are currently several bills in Congress aimed at restricting advertising of high-calorie or processed food and beverages and promoting healthy food/nutrition habits, which are being discussed. Although as of the date of this annual report there are currently no federal regulations in force, some of these bills might be enacted in the short term. In addition, at the local level, the Province of Santa Fe and the City of Buenos Aires have enacted local regulations, imposing certain restrictions on the advertisement of high-calorie or processed foods and beverages targeting underage consumers.
Although we have introduced changes in our Happy Meals in order to offer more balanced and healthy options to our customers and in many cases been able to mitigate the impact of these types of laws and regulations on our sales, we may not be able to do so in the future and the imposition of similar or stricter laws and regulations in the future in the Territories may have a negative impact on our results of operations. In general, regulatory developments that adversely impact our ability to promote and advertise our business and communicate effectively with our target customers, including restrictions on the use of licensed characters, may have a negative impact on our results of operations.

We are subject to increasingly strict data protection laws, which could increase our costs and adversely affect our business.
On August 2018, Brazil approved the General Data Protection Law (“Lei Geral de Proteção de Dados” or “LGPD”), federal law 13,709/2018. Very similar to the European Union General Data Protection Regulation (“GDPR”), the LGDP significantly improves Brazil’s existing legal framework by regulating the use of personal data by the private and public sectors. The concept of “data processing” is broad and includes the collection, storage, transfer, deletion and other activities related to personal data; penalties include warnings, single and daily fines, blocking and elimination of the personal data at stake. By the time of its enforcement , Arcos Dourados Comercio de Alimentos Ltda. will need to ensure that personal data processing is grounded on at least one legal basis provided for in the LGPD and will need to adopt administrative and technical security measures to protect personal data. The implementation of these and similar laws and regulations in the other countries in which we operate may increase our operation costs, which could have a material adverse effect on our business. Another example is Peru, where the Personal Data Protection Law (Law No. 29733) was approved in 2011; and the Supreme Decree No. 003-2013-JUS, Regulation of the Personal Data Protection Law, in 2013. All companies are required to comply with these regulations since May 2015. This legal framework regulates the use of personal data, which is defined as any operation that allows the recompilation, registration, organization, conservation, elaboration, modification, suppression, transference, or any other operation that facilitates access, correlation or interconnection of personal data. Failure to comply is punishable with economic fines by the Personal Data Protection Authority. In November 2019, Peru approved the Directorial Resolution No. 80-2019-JUS/DGTAIPD, Practical Guide to Comply with the “Obligation to Inform.” This is a general guideline to facilitate compliance with the obligation to inform the various owners of personal data of the processing of their personal data and provides information about the obligation and various exceptions to it.
Environmental laws and regulations may affect our business.
We are subject to various environmental laws and regulations. These laws and regulations govern, among other things, discharges of pollutants into the air and water and the presence, handling, release and disposal of, and exposure to, hazardous substances, single use plastics and recycling. These laws and regulations provide for significant fines and penalties for noncompliance. Third parties may also assert personal injury, property damage or other claims against owners or operators of properties associated with release of, or actual or alleged exposure to, hazardous substances at, on or from our properties.
Liability from environmental conditions relating to prior, existing or future restaurants or restaurant sites, including franchised restaurant sites, may have a material adverse effect on us. Moreover, the adoption of new or more stringent environmental laws or regulations could result in a material environmental liability to us.
In addition, beginning in 2018, Latin America experienced a wave of regulatory attempts to eliminate single use plastic products in the region. In many countries, new laws and regulations, especially in relation to the use of plastic straws, have already been approved and in many cases will carry stiff penalties for violations. We have addressed this issue in our business by removing all the plastic straws and instead using alternative products. Additionally, we removed plastic tops from products used in our business and changed the salad containers in Argentina for carton containers. We will need to find suitable alternatives before these new laws and regulations become effective. Regulations tend to be replicated across countries, and we are seeing an increase in related activity, both nationally and locally, in Brazil, Mexico, Colombia, Argentina, Ecuador, Chile, Peru among other territories. We may need to quickly replace other plastic products that we continue to use should additional laws and regulations be put in place. These alternatives may be more expensive than the plastic products we currently use, which may increase our costs and have a material adverse effect on our business.
We may be adversely affected by legal actions with respect to our business.
We could be adversely affected by legal actions and claims brought by consumers or regulatory authorities in relation to the quality of our products and eventual health problems or other consequences caused by our products or by any of their ingredients. We could also be affected by legal actions and claims brought against us for products made in a jurisdiction outside the jurisdictions where we are operating. An array of legal actions, claims or damaging publicity may affect our reputation as well as have a material adverse effect on our revenues and businesses. See “Item 8. Financial Information —A. Consolidated Statements and Other Information—Legal Proceedings.”

Unfavorable publicity or a failure to respond effectively to adverse publicity, particularly on social media platforms, could harm our reputation and adversely impact our business and financial performance.
The good reputation of our brand is a key factor in the success of our business. Actual or alleged incidents at any of our restaurants could result in harmful publicity. Moreover, we have seen a significant increase in the use of our delivery options as a result of the COVID-19 pandemic. Any actual or perceived delay in the delivery of orders could also result in harmful publicity. Even incidents occurring at restaurants operated by our competitors or in the supply chain generally could result in negative publicity that could harm the restaurant industry and thus, indirectly, our brand. In particular, in recent years, there has been a marked increase in the use of social media platforms and similar devices which give individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their participants’ posts, often without filters or checks on accuracy of the content posted. A variety of risks are associated with the dissemination of this information online, including the improper disclosure of proprietary information, negative comments about our company, exposure of personally identifiable information, fraud or outdated information. The inappropriate use of social media platforms by our customers, employees or other individuals could increase our costs, lead to litigation or result in negative publicity that could damage our reputation. If we are unable to quickly and effectively respond, we may suffer damage to our reputation or loss of consumer confidence in our products, which could adversely affect our business, results of operations, cash flows and financial condition, as well as require resources to rebuild our reputation.
Certain Factors Relating to Latin America and the Caribbean
Our business is subject to the risks generally associated with international business operations.
We engage in business activities throughout Latin America and the Caribbean. In 2019, 72.3% of our revenues were derived from Brazil, Argentina, Mexico and Chile. As a result, our business is and will continue to be subject to the risks generally associated with international business operations, including:

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
Some of the Territories have been subject to social and political instability in the past, and interruptions in operations could occur in the future. See also “—Developments and the perception of risk in other countries, especially emerging market countries, may adversely affect business, results, financial conditions and prospects.”

Developments and the perception of risk in other countries, especially emerging market countries, may adversely affect business, results, financial conditions and prospects.
Arcos Dorados’ growth and profitability depend on political stability and economic activity in Latin America and the Caribbean, especially in emerging market countries. Recent political unrest and social strife could affect developments and perception of risk in this region. For example, in 2019, political and social unrest in Latin American countries, including Ecuador, Chile, Bolivia and Colombia sparked political demonstrations and, in some instances, violence. In October 2019, presidential elections were held in Bolivia, Uruguay and Argentina. Controversial outcomes in Bolivia and Uruguay led to violent protests and claims of fraudulent elections in Bolivia and a runoff election in Uruguay.
Similarly, Chile experienced political unrest and social strife, including a wave of protests and riots, beginning on October 18, 2019, sparked by an increase in the subway fare of the Santiago Metro and widened to reflect anger over living costs and inequality.  The unrest in Chile and associated civil protests caused political and economic instability and led to damage of property and other vandalism. Six of our restaurants in Chile were closed due to significant damages caused by fire and a seventh suffered minor damages but remains closed because the shopping center where it is located has not re-opened. Although our insurance will cover all of the physical damage and our direct losses as a result of the restaurant closures, there are certain losses that may not be recoverable, such as losses suffered from adjusted business hours to ensure the safety of our staff and other travel and safety measures.
As a result of this political and social turmoil there was a decrease in demand at our restaurants in certain regions and certain of our restaurants experienced physical damage in Chile as a result of the civil protests. While this damage did not have a material adverse effect on our business, any further turmoil could have such an effect on the business. Accordingly, the political unrest and social strife, including waves of protests, civil demonstrations and riots could have a significant impact on us. We cannot assure you that future developments affecting the political and social situation, including economic or political instability, in this region will not adversely affect our business, results of operations, financial condition and prospects.
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
The success of our business is dependent on discretionary consumer spending, which is influenced by general economic conditions, consumer confidence and the availability of discretionary income in the countries in which we operate. Latin American countries have historically experienced uneven periods of economic growth, recessions, periods of high inflation and economic instability. In 2019, the economic growth rates of the economies of many Latin American countries slowed and some entered recessions, and we expect to see further slowdowns in 2020 as a result of COVID-19. Any prolonged economic downturn could result in a decline in discretionary consumer spending. This may reduce the number of consumers who are willing and able to dine in our restaurants, or consumers may make more value-driven and price-sensitive purchasing choices, eschewing our core menu items for our entry-level food options. We may also be unable to sufficiently increase prices of our menu items to offset cost pressures, which may negatively affect our financial condition.
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
Many of the countries in which we operate, have experienced, or are currently experiencing, high rates of inflation. For example, as of July 1, 2018, Argentina is considered highly inflationary under U.S. GAAP. In addition, Venezuela has been considered hyperinflationary under U.S. GAAP since 2010. Although inflation rates in many of the other countries in which we operate have been relatively low in the recent past, we cannot assure you that this trend will continue. The measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies that could lead to reduced demand for our core products and decreased sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our customers, which could adversely affect our operating margins and operating income.
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
Certain countries in which we conduct operations have imposed, and may continue to impose, price controls that restrict our ability, and the ability of our franchisees, to adjust the prices of our products. For example, there are currently certain price control regulations in force in Argentina. Although the industry in which we operate is not yet subject to these regulations, it is not clear whether the current administration will apply or enforce price controls in the future on the industry in which we operate.
Moreover, the Venezuelan market is subject to a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although we managed to navigate the negative impact of the price controls on our operations from 2013 through 2019, the existence of such laws and regulations continues to present a risk to our business. We continue to closely monitor developments in this dynamic environment. See “Item 4. Information on the Company—B. Business Overview—Regulation.”

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
For example, in 2019, our subsidiaries in Argentina represented 13.2% of our total revenues. Since September 2019, the current Argentine government has tightened restrictions on capital flows and imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments outside of Argentina. Furthermore, the Central Bank of Argentina implemented regulations requiring its prior approval for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of inter-company loans as well as the import of goods. As a consequence of the reimposition of exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain capital market operations usually effected to obtain U.S. dollars has broadened significantly, reaching a value of approximately 72% above the official exchange rate as of April 27, 2020. The implementation of the above-mentioned measures could impact our ability to transfer funds outside of Argentina and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina. As a result, if we are prohibited from transferring funds out of Argentina, or if we become subject to similar restrictions in other countries in which we operate, our results of operations and financial condition could be materially adversely affected.

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
Mr. Woods Staton, our Executive Chairman, owns or controls common stock representing 39.61% and 76.49%, respectively, of our economic and voting interests. As a result, Mr. Woods Staton is and will be able to strongly influence or effectively control the election of our directors, determine the outcome of substantially all actions requiring shareholder approval and shape our corporate and management policies. The MFAs’ requirement that Mr. Woods Staton at all times hold at least 51% of our voting interests likely will have the effect of preventing a change in control of us and discouraging others from making tender offers for our shares, which could prevent shareholders from receiving a premium for their shares. Moreover, this concentration of share ownership may make it difficult for shareholders to replace management and may adversely affect the trading price for our class A shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. This concentration of control could be disadvantageous to other shareholders with interests different from those of Mr. Woods Staton and the trading price of our class A shares could be adversely affected. See “Item 7. Major Shareholders and Related Party Transactions―A. Major Shareholders” for a more detailed description of our share ownership.
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
Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association, we are authorized to issue up to 420,000,000 class A shares, of which 124,070,029 class A shares were outstanding as of December 31, 2019 and 7,993,602 class A shares were held in treasury. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our class A shares.

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
The SEC maintains an internet website that contains reports, proxy, information statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. Our website address is www.arcosdorados.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this annual report.
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
We hold our McDonald’s franchise rights pursuant to the MFA for all of the Territories except Brazil, executed on August 3, 2007, as amended and restated on November 10, 2008 and as further amended on August 31, 2010, June 3, 2011 and March 17, 2016, entered into by us, LatAm, LLC (the “Master Franchisee”), our former wholly owned subsidiary Arcos Dorados Coöperatieve U.A., Arcos Dorados B.V., certain subsidiaries of the Master Franchisee, Los Laureles, Ltd. and McDonald’s. On March 21, 2018, Arcos Dorados Group B.V. (together with Arcos Dorados B.V. and us, the “Owner Entities”) replaced Arcos Dorados Coöperatieve U.A. as party to the MFA. On August 3, 2007, our subsidiary Arcos Dourados Comercio de Alimentos Ltda., or the Brazilian Master Franchisee, and McDonald’s entered into the separate, but substantially identical, Brazilian MFA, which was amended and restated on November 10, 2008. See “Item 10. Additional Information―C. Material Contracts―The MFAs.”
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
Capital Expenditures and Divestitures
Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period during the term of the MFAs. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable three-year period, while the reinvestment plan specifies the amount we must spend reimaging or upgrading restaurants in the Territories during the applicable three-year period. Prior to the expiration of the then-applicable three-year period we must agree with McDonald’s on a subsequent restaurant opening plan and reinvestment plan. In the event that we are unable to reach an agreement on subsequent plans prior to the expiration of the then-existing plan, the MFAs provide for an automatic increase of 20% in the required amount of reinvestments as compared to the then-existing reinvestment plan and a number of new restaurants no less than 210 multiplied by a factor that increases each period during the subsequent three-year restaurant opening plan. We may also propose, subject to McDonald’s prior written consent, amendments to any restaurant opening plan and/or reinvestment plan to adapt to changes in economic or political conditions.
As a result of the business disruptions caused by COVID-19 outbreak, we have agreed with McDonald’s to withdraw our previously-approved 2020-2022 restaurant opening plan and reinvestment plan and we do not expect to finalize a revised 2020-2022 plan at least until the COVID-19 outbreak is under control. If we are unable to meet our commitments under a future plan and we are unable to reach an agreement on revised terms of the restaurant opening plan and reinvestment plan or are otherwise unable to obtain a waiver from McDonald’s, we will be in default under the terms of the MFAs. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—The spread of COVID-19 has materially and adversely affected our business, results of operations and cash flows, and may continue to do so.”
As a result of our previous restaurant opening plan and reinvestment plan, property, property and equipment expenditures were $265.2 million, $197.0 million and $174.8 million in 2019, 2018 and 2017 respectively. In 2019, we opened 90 restaurants, reimaged 271 existing restaurants, opened 6 McCafé locations and 296 Dessert Centers. In 2018, we opened 70 restaurants, reimaged 173 existing restaurants, opened 6 McCafé locations and 375 Dessert Centers. In 2017, we opened 50 restaurants, reimaged 124 existing restaurants and opened 2 McCafé locations and 223 Dessert Centers. In 2019, 2018 and 2017, we closed 20, 35 and 18 restaurants, respectively.
In addition, outflows related to purchases of restaurant businesses paid at acquisition date totaled $2.7 in 2019 and $0.9 million in 2017. We had no such outflows in 2018.

Proceeds from the sale of property and equipment and sales of restaurant businesses, including related advances, totaled $8.2 million, $13.0 million and $72.4 million in 2019, 2018 and 2017, respectively.
Prior to the inception of the COVID-19 pandemic, we planned to open at least 285 to 300 new restaurants and invest approximately $1.0 billion in total capital expenditures, which includes reinvestment capital expenditures, from 2020 through 2022. Due to the COVID-19 outbreak, as of the date of this annual report, we have withdrawn this plan and do not expect to finalize a revised plan for 2020 to 2022 at least until the COVID-19 outbreak has been brought under control. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—The spread of COVID-19 has materially and adversely affected our business, results of operations and cash flows, and may continue to do so.”
In March 2015, we announced a plan to monetize certain real estate assets in our portfolio that are either non-core or operating assets where the value significantly exceeds the operating potential of the asset, through which we received over $170 million from the sale of these properties. The main goal of the redevelopment initiative was to reduce debt levels. We have concluded with this plan.

B.    Business Overview
Overview
We are the world’s largest independent McDonald’s franchisee in terms of systemwide sales and number of restaurants, according to McDonald’s, representing 3.99% of McDonald’s global sales in 2019. We have the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to collectively as the Territories. As of December 31, 2019, we operated or franchised 2,293 McDonald’s-branded restaurants, which represented 6.35% of McDonald’s total franchised restaurants worldwide. In 2019 and 2018, we accrued $155.4 million and $157.9 million, respectively, in royalties to McDonald’s (not including royalties accrued on behalf of our franchisees).
We operate in the QSR sub-segment of the fast food segment of the Latin American and Caribbean food service industry. In Latin America and the Caribbean, the fast food segment has benefited from the region’s increasing modernization, as people in more densely populated areas adopt lifestyles that increasingly seek convenience, speed and value.
We commenced operations on August 3, 2007, as a result of the Acquisition. We operate McDonald’s-branded restaurants under two different operating formats, Company-operated restaurants and franchised restaurants. As of December 31, 2019, of our 2,293 McDonald’s-branded restaurants in the Territories, 1,580 (or 68.9%) were Company-operated restaurants and 713 (or 31.1%) were franchised restaurants. We generate revenues primarily from two sources: sales by Company-operated restaurants and revenues from franchised restaurants. Revenues from franchised restaurants primarily consist of rental income, which is generally based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. We own the land for 494 of our restaurants (totaling approximately 1.1 million square meters) and the buildings for all but 11 of our restaurants.
Our business has grown significantly in the last three years: we have increased our presence in existing and new markets in the Territories by opening a net total of 70 restaurants (90 total restaurants opened, including 65 Company-operated and 25 franchised, while 20 closed), 6 McCafé locations and 296 Dessert Centers (see “—Our Operations—McCafé Locations and Dessert Centers”).
We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela; NOLAD, consisting of Costa Rica, Mexico and Panama; and SLAD, consisting of Argentina, Chile, Ecuador, Peru and Uruguay.
As of December 31, 2019, 44.6% of our restaurants were located in Brazil, 17.6% in SLAD, 23.1% in NOLAD and 14.7% in the Caribbean division. We believe our diversified market presence reduces our dependence on any one market and helps stabilize the impact of individual countries’ economic cycles on our revenues. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.
The following table presents a breakdown of total revenues by division:

	For the Years Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of U.S. dollars)
Total Revenues
Brazil	$1,385,566	$1,345,453	$1,496,573	$1,333,237	$1,361,989
Caribbean division(1)	399,251	483,743	474,822	409,671	398,144
NOLAD	431,266	406,848	386,874	363,965	367,364
SLAD	742,994	845,527	961,256	821,757	925,243
Total	2,959,077	3,081,571	3,319,525	2,928,630	3,052,740

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

The chart below illustrates the economics for Company-operated restaurants and franchised restaurants in the case of owned and leased real estate:

OWNED Real Estate
LEASED Real Estate
Company-operated Restaurants
Investment
Land
Equipment
Building
ArcOpCo Cash Margin
Sales
Investment
Equipment
Building
ArcOpCo Cash Margin
Sales
Franchised Restaurants
Investment
Land
Building
Franchisee Cash Margin
Rental Income
Investment
Building
Franchisee Cash Margin
Rental Income

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
Restaurant Categories
We classify our restaurants into one of four categories: (i) freestanding, (ii) food court, (iii) in-store and (iv) mall stores. Freestanding restaurants are the largest type of restaurant, have ample indoor seating and include a drive-thru area and parking lot. Food court restaurants are located in malls and consist primarily of a front counter and kitchen and do not have their own seating area. In-store restaurants are part of a larger building, but they do not have a drive-thru area or a parking lot. Mall stores are located in malls like food court restaurants, but have their own seating areas. As of December 31, 2019, 1,083 (or 47.3%) of our restaurants (not including non-traditional satellite stores) were freestanding, 594 (or 25.9%) were food courts, 294 (or 12.8%) were in-stores and 320 (or 14.0%) were mall stores. These percentages vary by country, and may shift as opportunities in malls and more densely populated areas become available in some of the Territories.

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
Reimaging
An important component of our development plan is the reimaging of existing restaurants. As of December 31, 2019, we had completed the reimaging of 1,018 of the 1,569 restaurants we purchased in the Acquisition, an increase of 177 restaurants as compared to December 31, 2018. Our restaurants that have undergone reimaging during the past three years have experienced an additional increase in sales per restaurant over the comparable sales growth experienced by restaurants which have not been reimaged in the same period. Both we and McDonald’s are committed to maintaining an image for our restaurants that creates a contemporary dining experience. Over the last few years, we have invested substantially in the reimaging of our restaurants, and we, pursuant to the MFAs, have committed to a significant reimaging plan. See “Item 10. Additional Information—C. Material Contracts.”
Objectives of the reimaging include elevating the customer’s perception of McDonald’s and creating a more sophisticated and highly aspirational environment. We have developed systemwide guidelines for the interior and exterior design of reimaged restaurants. When carrying out a reimaging project, we try to minimize the impact on the operations and sales of the restaurants, for instance, when possible, by keeping the restaurants open and operating during the renovations and working in specific areas of the location at particular times.

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
McCafé locations have been a key factor in adding value to our customers’ experience and represented 9.3% of the total transactions and 5.6% of total sales of the restaurants in which they were located in 2019. As of December 31, 2019, there were 258 McCafé locations in the Territories, of which 17.1% were operated by franchisees. Argentina and Brazil, with 81 locations, each, have the greatest number of McCafé locations. The first McCafé in Latin America was opened in Argentina in 1999. Pursuant to the MFAs, we have the right to add McCafé locations to the premises of our restaurants.

Below are images of the interior of two of our McCafé locations:
Dessert Center - Ice Cube

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
Dessert Centers represented 43% of our transactions and 14.7% of our total sales in 2019. As of December 31, 2019, there were 3,326 Dessert Centers in the Territories. Dessert Centers are highly successful in Brazil, where we have 2,000 locations. The first Dessert Center was created in Brazil in 1979.

The following maps set forth our McCafé locations and Dessert Centers in each of the Territories as of December 31, 2019:

Network of McCafé Locations	Network of Dessert Centers
258 total McCafé locations	3,326 total Dessert Centers

NOLAD
• McCafé
Locations: 13
Caribbean
• McCafé
Locations: 36
Brazil
• McCafé
locations: 81
SLAD
• McCafé
Locations: 128

Source: Arcos Dorados
The McDonald’s Brand
Interbrand, a brand consulting firm, ranked McDonald’s ninth among the top twenty global brands in 2019. In addition, we believe that in Latin America and the Caribbean, the McDonald’s brand benefits from an aspirational cachet as a “destination” restaurant with a reputation for safe, fresh and good-tasting food in an attractive setting. McDonald’s strong brand equity stems from the dedicated execution of its brand promise and its ability to associate with the local community where it operates. McDonald’s sets the standard in the restaurant industry worldwide for brand stewardship and marketing leadership.
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

Our menus feature three tiers of products: (i) affordable entry-level options, such as our Combo del Día (Combo of the Day), McTrio 3x3 in Mexico and Almuerzo Colombiano (Colombian Lunches) in Colombia, (ii) core menu options, such as the Big Mac, Happy Meal and Quarter Pounder, and (iii) premium options, such as Big Tasty and Signature Collection or Picanha hamburgers, chicken sandwiches and salads or wraps for those clients that want low calorie options. These platforms can be based on the type of products, such as beef, chicken, salads or desserts, or on the type of customer targeted, such as the children’s menu. We have offered a new menu with fewer calories and less sugar and sodium in the majority of our Territories since 2011. Since 2013, we have offered dairy products, fresh fruits or vegetables with our Happy Meals in all of the Territories except Venezuela.
Our core menu is the most important element of our menu strategy and includes well-recognized food choices that have global customer acceptance and are what customers repeatedly order at McDonald’s-branded restaurants worldwide. During 2019, we evolved the Happy Meal Menu making significant reductions in fat, sodium and added sugars, making it more nutritious in all of our markets. We also made extensions of our core products, such as Big Mac Bacon and Triple Quarter Pounder with Cheese in Brazil, Quarter Pounder with Bacon, Lettuce and Tomato in Argentina and the McNuggetear with different sauces in Mexico.
Product Development
We have been very innovative in our product development in Latin America and the Caribbean. In key countries, our understanding of the local market has enabled us to successfully introduce new items to appeal to local tastes and to provide our customers with additional food options. Our chicken-based offerings include bone-in chicken in markets such as Colombia, Peru, Panama and Costa Rica. We also offer Signature Collection hamburgers with innovative flavors and premium offerings, such as Club House, Bacon Smoke House, Mushroom Deluxe, Egg and Bacon, Crispy Onion Barbecue. Also, we carefully monitor the sales of our products and are able to quickly modify them if necessary. For instance, although we always offer the McFlurry dessert product, we include in this product platform a promotional topping that is offered for a limited period of time, followed by a new promotional topping to maintain the sales momentum (for example, Oreo, Ovomaltine, Hershey’s, Milka and Kit Kat). In August 2019, we also updated our Happy Meal menus to include more fruits and vegetables and reduce fat, sodium and added sugars. See “—Social Initiatives and Charitable Activities—Nutrition and Well-Being.”
In 2011, we began the rollout of Made For You, or MFY, a new kitchen operating platform that allows us to improve the quality and freshness of our products, provide faster service and diversify our offerings. MFY’s implementation is funded by cutting waste and productivity gains. As of the end of 2018, we had implemented MFY in all of the territories in which we operate.
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
We promote the McDonald’s brand and our products by advertising in all of the Territories. We create, develop and coordinate marketing plans and promotional activities throughout the Territories; however, pursuant to the MFAs, McDonald’s reserves the right to review and approve any advertising materials and related promotional activities and may request that we cease using the materials or promotional activities at any time if McDonald’s determines that they are detrimental to its brand image. We are required under the MFAs to spend at least 5% of our gross sales, and our franchisees generally are required to pay us a certain percentage of their gross sales for the portion of advertising expenditures related to their restaurants, on advertisement and promotion activities. The only exception to this policy is in Mexico, where both we and our franchisees contribute funds to a cooperative that is responsible for advertisement and promotion activities for Mexico. In connection with the COVID-19 outbreak, we have agreed with McDonald's to reduce the advertising and promotion spending requirement from 5% to 4% of our gross sales for the full year 2020.
Our advertisement and promotion activities are guided by our overall marketing plan, which identifies the key strategic platforms that we aim to leverage to drive sales. The advertisement and promotion program is formulated based on the amount of advertisement and promotion support needed for each strategic platform for the year. Our key strategic platforms include menu relevance, by introducing premium products and extending core product lines, convenience and strengthening the kids and family experience. In terms of pricing, we understand that our customers seek great-tasting food at affordable prices and that their perception of value while at the restaurant is a significant factor in determining overall satisfaction and frequency of visits. Other initiatives included the “books or toys” campaign in all our markets in Latin America, through which we sold more than 18 million books since 2013, which aims to encourage children’s creativity. We also continued our premium platform through which we offered new, premium dishes, such as the Bacon Smoke House, Mushroom Deluxe, Egg and Bacon, Crispy Onion Barbecue, Picanha and McVeggie preparations of our Signature Collection burgers.
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

The following map sets forth the number of our restaurants in each of our operating divisions as of December 31, 2019:

Caribbean
• Stores: 336
NOLAD
• Stores: 530
Brazil
• Stores: 1,023
SLAD
• Stores: 404

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
Set forth below is a summary of our restaurant portfolio as of December 31, 2019.

	Ownership					Store Type(1)						Real Property(2)
Portfolio by Division	Company-Operated	Joint Venture	Franchised	Developmental License	Total	Freestanding	Food Court	In-Store	Mall Store	Dessert Centers	McCafé Locations	Owned	Leased
Brazil	612	0	411	0	1,023	462	350	92	119	2,000	81	108	915
Caribbean Division	251	0	84	1	336	224	21	36	55	311	36	128	207
NOLAD	364	0	156	10	530	273	146	51	59	626	13	160	360
SLAD	338	15	51	0	404	124	77	115	87	389	128	98	306
Total	1,565	15	702	11	2,293	1,083	594	294	320	3,326	258	494	1,788

(1)	Non-traditional satellite restaurants are not included in these figures.

(2)	Developmental licenses and mobile stores are not included in these figures.

Brazil
Brazil is our largest division in terms of restaurants, with 1,023 restaurants as of December 31, 2019 and $1,385.6 million in revenues in 2019, representing 44.6% and 46.8% of our total restaurants and revenues, respectively. Our operations in Brazil are based in Sao Paulo and McDonald’s has been present in Brazil since opening its first restaurant in Rio de Janeiro in 1979.
Caribbean Division
The Caribbean division includes eleven territories with 336 restaurants as of December 31, 2019 and $399.3 million in revenues in 2019, representing 14.7% and 13.5% of our total restaurants and revenues, respectively. Its primary market in terms of number of restaurants is Venezuela, representing 35.7% of the Caribbean division’s restaurants. Venezuela is our fourth-largest market in terms of restaurants. McDonald’s has been present in Venezuela since opening its first restaurant in Caracas in 1985. In terms of revenues, however, our primary market in this region is Puerto Rico, accounting for 35.7% of the Caribbean division’s revenues.
NOLAD
NOLAD includes three countries with 530 restaurants as of December 31, 2019 and $431.3 million in revenues in 2019, representing 23.1% and 14.6% of our total restaurants and revenues, respectively. Its primary market is Mexico, where the division’s management is based. McDonald’s has been present in Mexico since opening its first restaurant in Mexico City in 1985. Mexico represents 73.0% of NOLAD’s restaurants and 45.8% of NOLAD’s revenues, and Mexico is our second-largest market in terms of restaurants.
SLAD
SLAD includes five countries with 404 restaurants as of December 31, 2019 and $743.0 million in revenues in 2019, representing 17.6% and 25.1% of our total restaurants and revenues, respectively. Its primary market is Argentina, where the division’s management is based. McDonald’s has been present in Argentina since opening its first restaurant in Buenos Aires in 1986. As of December 31, 2019, Argentina represented 57.2% of SLAD’s restaurants and 52.7% of SLAD’s revenues in 2019. Argentina is our third-largest market in terms of restaurants.
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
Since the process to become an approved supplier is lengthy, expensive and requires proof of compliance with McDonald’s high quality standards, we have found that oral agreements with our approved suppliers generally are sufficient to ensure a reliable supply of quality food products, and we have developed long-term relationships with many of our suppliers. In addition, we enter into written agreements with most of our suppliers regarding the cost of such goods, which can be based on pricing protocols, formula costing, benchmarking or open bidding, as appropriate. Our 35 largest suppliers account for approximately 78% of our supplies excluding Venezuela, and no single supplier or group of related suppliers account for more than 15% of our total food and paper costs. Among our main suppliers are McCain Foods Limited, HAVI Group L.P., JBS S.A., Reyes Holdings L.L.C., BRF S.A., The Coca-Cola Company, Campo del Tesoro S.A., Polenghi Industrias Alimenticias Ltda., Bimbo S.A., Arytza S.A., Dohler S.A, Axionlog B.V, Eco Axial S.A., Frima S.A., AB Brasil Industria e Comercio de Alimentos LTDA, Tyson Foods, Golden State Foods, Kerry Group plc., Schreiber Foods Inc., Griffith Foods Worldwide Inc., Granja Tres Arroyos SRL, Panifresh S.A., Lactalis, Brasilgrafica S.A., Sergesa, Lacteos de Poblet S.A, Bemis Company Inc., Fortunato Mangravita SA, Terbium Industrial S.A. de C.V., Bunge Limited, J F C & Natural Salads Distribuidora de Produtos Hortifrutigranjeiros Ltda, 2 F Alimentos LTDA, Trenier Grafica E Industria De Artefatos De Papel Ltda, Marfrig Global Foods S/A e Industrial and American Beef S.A.
Our integrated supply chain management optimizes value as we work with suppliers to develop pricing protocols, inventory, planning and product quality. As of December 31, 2019, approximately 21.5% of the food and paper products used in our restaurants were exposed to fluctuations in foreign exchange rates. This percentage varies among the Territories; for example, 31.7% of the products consumed in Mexico are exposed to fluctuations in foreign exchange rates, while 13.8% and 49.3% of the products consumed in Brazil and Colombia, respectively, are exposed. This includes the toys distributed in our restaurants, which are imported from China. Certain supplies, such as beef, must often be locally sourced in 2019 due to restrictions on their importation. Combined with the MFAs’ requirement to purchase certain core supplies from approved suppliers, although we maintain contingency plans to back up restaurant supplies, we may not be able to quickly find alternate or additional supplies in the event a supplier is unable to meet our orders. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—We depend on oral agreements with third-party suppliers and distributors for the provision of products that are necessary for our operations.” The suppliers send almost all of their products to distribution centers that are in charge of transportation, warehousing, financial administration, demand and inventory planning and customer service. The distribution centers interact directly with our Company-operated and franchised restaurants.
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
Our quality testing extends to restaurant operations. The Quality Program that includes Across The Counter Quality (ATCQ), Behind The Counter Quality (BTCQ) and Field Service Support is designed for restaurant improvement and food safety verification processes that allow us to track the implementation of changes in restaurant operations, new products, procedures and equipment. Moreover, in 2017 we introduced a Food Safety Restaurants audit, which is an audit of our vendors run by a third-party contractor. We participate in the restaurant operations improvement process designed by McDonald’s, under which Company-operated and franchised restaurants are visited at least three times in any 12-month cycle to identify system opportunities to continuously improve our operations. Visits are conducted by our operation consultants, who assess restaurants based on food quality, service and cleanliness. We also participate in the worldwide mystery shopper program designed by McDonald’s, where all restaurants are visited twice a month by a third-party vendor who provides us with feedback from a customer perspective. This feedback, called customer satisfaction opportunity reports, is sent to a centralized monitoring system that evaluates key operations indicators. Our multidisciplinary teams, which include members of our Supply Chain and Marketing and Operations teams, work to improve quality and efficiency at the restaurant level throughout the Territories.
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
Our Customers
We aim to provide our customers with safe, fresh and good-tasting food at a good value and a favorable dining experience in the family friendly environment demanded by our target demographic of young adults and families with children. Based on data from the United Nations Economic Commission for Latin America and the Caribbean, the Territories represented a market of approximately 550 million people in 2019—equivalent to the combined population of the United States, Germany, France and the United Kingdom—of which approximately 23.1% are under 14 years old and 39.2% are under 25 years old. As a business focused on young adults in the 14 to 35 age range and families with children, our operations have benefited, and we expect to continue to benefit, from our Territories’ population size, age profile when compared to more developed markets and improving socio-economic conditions.
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
The Creation of the Observatory of Prices and Availability of Inputs, Goods and Services Act created a technical agency under the Secretary of Commerce (the Observatory of Prices and Availability of Inputs, Goods and Services) to control and systematize prices. The Argentine government has not enforced the aforementioned regulations since 2015 and neither this agency nor those regulations has had an adverse impact on us. As of the date of this annual report, we are not aware of any measures carried out implementing the abovementioned regulations in Argentina. However, a new administration took office in Argentina in December 2019. Therefore, we cannot assure you that such regulations will not be enforced and impact our business and results of operations in the future.
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
The Fair Price Act also empowers the National Agency for the Defense of Socio-economic Rights to implement provisions and regulations on “fair pricing” and to oversee and audit businesses in Venezuela. Breaches of the Fair Price Act can result in criminal charges against merchants or business people. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Latin America and the Caribbean—Price controls and other similar regulations in certain countries have affected and may continue to affect our results of operations.” Although we managed to navigate the negative impact of the price controls on our operations from 2013 through 2019, the existence of such laws and regulations continues to present a risk to our business. We continue to closely monitor developments in this dynamic environment.

We are also subject to labor laws applicable in the countries in which we operate. The adoption of new or more stringent labor laws or regulations could result in a material liability to us. For example, during 2019, Venezuela implemented three increases in the minimum wage and the United States Virgin Islands approved the final wage increase in a three-stage increase started in 2015. In addition, in Argentina, certain proposed bills have attempted to implement overtime payments for weekends and mandatory employee profit-sharing, although none of those have been enacted by Congress. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—Labor shortages or increased labor costs could harm our results of operations.”
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
For example, in 2019, there was increased attention on single-use plastic products, such as plastic straws, and various countries and big cities in Puerto Rico, Uruguay, Argentina, Peru and Brazil, among other countries, began implementing regulations prohibiting or restricting the use of certain plastic products. The implementation of these and similar laws and regulations may increase our supply costs if we are required to change the types of disposable products that we use in our restaurants, which could have a material effect on our business. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Industry—Environmental laws and regulations may affect our business.”
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
Social Initiatives and Charitable Activities
The well-being of the communities where we operate is of considerable importance to us and we are engaged in a wide range of programs focused on positively impacting those communities. In addition to the support we give to Ronald McDonald House Charities, both currently and historically, we expanded our social reach in 2018 to the areas of Youth Employment and Sustainable Development and have strengthened our efforts in these areas in 2019 to reinforce our position as a socially responsible company.

Our social initiatives and charitable activities are often aligned with McDonald’s Scale for Good, which has five key pillars: youth opportunity, climate change, packaging and recycling, sustainable beef and commitment to families. We seek to embody these pillars through our Receta del Futuro. The following paragraphs summarize some of our principal programs and contributions in these areas.
Youth Employment
Youth unemployment is one of the most critical issues facing countries in Latin America. Through our Youth Employment initiative, we promote social mobility by providing employment opportunities to young people in Latin America that help them develop valuable customer service and leadership skills that can be applied to a wide range of career paths in the future. We are implementing this initiative through strategic alliances and by leveraging our trajectory and experience in this field. We are also developing projects for labor participation that include technical training and programs to support the employment of people with disabilities, as well as financial literacy for our employees. For instance, we partnered with the Ministries of Labor of Mexico, Argentina, Costa Rica, Puerto Rico and Ecuador to promote employment participation of certain minority groups and provided financial training through online education platforms that foster the development of such life skills.
We increased our focus on Youth Employment because it has been one of the most significant problems facing Latin American countries in recent years. According to the Interamerican Development Bank (“IDB”), 40% of the working-age population in the region is young, between the ages of 15 ad 29 years old. The unemployment on this particular age bracket is 20%. Informality in the youth job sector in our region is amongst the largest in the world, reaching almost 60% according to the International Labour Organization’s (“ILO”), and we play a significant role in helping to fix this problem. Being one of the largest youth employers in Latin America and the Caribbean, over 80% of our new hires during 2019 were young adults between the ages of 16 to 24.
Arcos Dorados also engaged in the “future of work” discussion through our “CREATON” initiative, where more than 500 young people, along with governments, unions, research bodies and companies, all came together to reflect and co-curate a comprehensive vision for the future of the workplace. The results were collected and combined into a book published in Argentina titled “Creatones. Protagonistas de la experiencia que vendra.”
Another initiative is Empleo con Apoyo, which aims to provide employment opportunities to youth with disabilities, encouraging the development of their skills and raise awareness with respect to the needs of individuals with disabilities. During 2019, more than 3,000 employees were part of this program. In addition and related to Empleo con Apoyo, in 2018 we received the Global Recognition Award from the United Nations for our exemplary employment practices for disabled people in the State of Sao Paulo, Brazil. We maintain these practices in several of our markets through alliances with local organizations, such as the one with DISCAR in Argentina, which offers formal job opportunities to people with disabilities. In 2019, we were invited to present our work in the ILO “Decent Jobs for Youth” conference held in Rome. Arcos Dorados was the only company in our sector from Latin America invited to participate, which we believe is a testament and a recognition of the efforts we are making in helping this group of young people move forward with their lives as productive citizens. We also work with Liceo Impulso in Uruguay to provide education to young people with disabilities. In Ecuador, we also make contributions to Fundacion el Triangulo in order to support their local work in promoting employment opportunities for people with disabilities.
In addition, in April 2012, we became one of the founders and partners of the New Employment Opportunities (NEO) Program developed by the Inter-American Development Bank and the International Youth Foundation, which promotes the employability of the region’s youth. One of our most important soft skills training programs is Creating Your Future, a program supported by the Ministry of Education in Argentina that provides opportunities for skills development for our employees. This program was implemented with Kuepa, an organization dedicated to providing professional and soft skills training in Latin America, and the Global Fairness Initiative, an international non-profit organization focused on economic development. Additionally, we have continued to strengthen our partnerships with other organizations that focus on soft skills training, such as the Forge Foundation (including its branches in Argentina, Mexico, Uruguay, Peru and Mexico), Aldeas SOS and Movimiento Nueva Generación, Instituto Ayrton Senna (Brazil), and Junior Achievement Americas, among others. In 2019, we donated over $5.0 million in connection with Gran Dia and McHappy Day. Those funds were transferred to non-governmental organizations that support the development of soft skills and the employability skills of young people across the region as well as supporting the local chapters of the Ronald McDonald Foundation.

In addition, in partnership with the JPMorgan Chase Foundation and IOS (Institute of Social Opportunities) in Brazil, we signed an alliance to develop a certified academic program in IT, Talentos del Futuro. Approximately 100 young people from our crew graduated from the program after studying to acquire technical knowledge in programming, networks and system languages.
In Puerto Rico, we’ve signed a collaboration agreement with “Jovenes de Puerto Rico en riesgo,” a nongovernmental organization that focuses on early detection of young people at risk and then develops specific support programs that monitor their progress, through coaching sessions, job readiness training and life skills. In 2019, we provided support to more than 1,000 young women and men in the market.
Our partnership with Digital House, a leading digital development institution in Argentina, allowed us to offer scholarships to young people interested in developing those skills, gaining significant brand exposure.
Fundacion Si in Argentina builds and operates student houses for low income young people that don’t have access to universities in their local communities. Through our alliance with them, more than 400 students were able to continue with their studies.
Instituto Ayrton Senna in Brazil is a renowned NGO working to improve education at all levels. Our strong partnership allowed Arcos Dorados to reach more than 250,000 young students in their last year of public education, through the program called “socio-emotional conversations”
We also participate in programs in Mexico and Colombia, including the Jovenes Construyendo el Futuro program in Mexico, which helps teach life skills such as financial planning to young people, and the 40,000 Employees initiative in Colombia, which has created a consortium of companies with the goal of providing job opportunities to 40,000 people. We also have an alliance with Movimiento Nueva Generacion in Panama, through which we support community centers for young people in Panama.
Community
In 2019, we executed our yearly Gran Dia and McHappy campaigns, which seeks to broaden the social impact of Arcos Dorados. Through this campaign, funds raised through the sale of Big Macs were donated to local organizations supporting youth employment and the Ronald McDonald House Charities. We raised more than $5.0 million.
We primarily contribute to the communities in which we operate through the Ronald McDonald House Charities, which is dedicated to creating, finding and supporting programs that directly improve the health and well-being of children by providing “a home away from home” to children undergoing medical treatment in hospitals and their families. As of December 31, 2019, there were 61 Ronald McDonald House Charities programs in 13 countries in Latin America and the Caribbean, including 26 Ronald McDonald Houses, 33 Ronald McDonald Family Rooms and 2 Ronald McDonald Care Mobiles, which were built to deliver pediatric care services to remote locations.
Nutrition and Well-Being
As part of our commitment to offering nutritious and high quality products to our customers, we are dedicated to actively promoting a balanced lifestyle. This includes providing reliable, accessible information to guide educated nutritional decisions. We were the first restaurant chain in Latin America to provide full nutritional and calorie information about our menu on our websites in every country. In 2014 we added a nutritional calculator on our websites to complement nutritional transparency with a personalized tool to enable our customers to make the right nutritional choices for their lifestyle. In addition, in 2017, we developed our Receta para el Futuro, which focuses, among other goals, on offering balanced meals that meet certain criteria regarding saturated fat, added sugar and sodium. We also updated our Happy Meal menus in all of our markets between 2018 and 2019 by including more fruits and vegetables and reducing fat, sodium and added sugars. It now contains less than 600 calories in total and is comprised of the four basic food group (fruits and vegetables, whole grains, lean proteins and dairy products), offering enhanced nutritional value for children. As of August 2019, Happy Meal offerings in all of our markets complied with the nutritional criteria set by the Scale For Good program’s standards. Several associations supported these changes, such as the Interamerican Society of Cardiology, the Brazilian Association of Nutrition, the Cardiologic Foundation of Argentina, the Peruvian Society of Nutrition and the Uruguayan Association of Dieticians and Nutritionists.

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
We also run the so called “Puertas Abiertas” program in the region, in which customers and key stakeholders are invited to visit our behind-the-counter operations. This program is aimed at greater transparency and has hosted over 13 million customers across the region since 2015 when the program was created. In 2019, approximately 2.3 million customers visited our kitchens.
We also participate in several educational, sports and well-being programs throughout Latin America and the Caribbean, promoting our brand and encouraging our employees and customers to participate.
Sustainable Development
We strive to be an environmental steward dedicated to conserving natural resources and minimizing waste. We have developed sustainability initiatives with a focus on sustainable supplies, energy and water efficiency. To carry out these initiatives, we have developed strategic partnerships with prestigious organizations such as the World Wildlife Fund (“WWF”), the Nature Conservancy, the Rainforest Alliance the Forest Stewardship Council and the Marine Stewardship Council. For the eleventh consecutive year, together with the WWF, all restaurants in our 20 markets have participated in Earth Hour by switching off their external lights and canopies.
As part of our Receta del Futuro platform, we have focused on several initiatives relating to climate change, packaging and recycling and sustainable food sourcing in recent years.
Climate Change
We are following McDonald’s commitment to reduce greenhouse gas (“GHG”) emissions from 2015 levels by 36% in our restaurants and offices. In addition, we are also committed to reducing GHG emissions from 2015 levels by 31% in our supply chain processes. In order to achieve these reductions at the restaurant level, we’re taking specific actions, such as our Programa Natal, which is aimed at conserving and reducing our water consumption, especially in regions with limited access to water. The program has been implemented in more than 500 restaurants as of December 31, 2019. In 2019, we saved and reused more than 90 million liters of water through Programa Natal. We have also deployed LED lighting in all our restaurants and were able to reduce our electricity consumption by more than 150,000,000 KWH. In our offices, we have eliminated single use hot and cold cups and replaced traditional printer paper with sugar-based paper. We are also participating in the Carbon Disclosure Program, pursuant to which we respond to questionnaires relating to water usage, deforestation and climate change and are ranked based on our contribution to each issue. Workshops were conducted in our major markets, along with our key suppliers. In 2018, Arcos Dorados was recognized as the company with the highest response rate in Latin America.
Packaging and Recycling
Our goal is to guarantee that 100% of our packaging comes from renewable, recycled or certified sources by 2025. Also, by 2025, we seek to offer recycling in all our restaurants. We understand that recycling infrastructure, regulations and consumer behaviors vary city to city and country to country, but we plan to be part of the solution and help influence powerful change.
In this sense, in certain markets, we are members of CEMPRE (Compromiso Empresarial para el Reciclaje), a group comprised of leading companies from different industries such as Coca Cola, Nestle, Unilever and Natura, that is dedicated to working on environmental issues in Latin America. The company is also an active member of CEADS (Consejo Empresario Argentino para el Desarrollo Sustentable), as well as similar organizations in other countries.
We took a leadership position in 2018 when we proactively started to provide plastic straws only when requested by customers, rather than automatically providing them. By the end of 2019, we had eliminated more than 200 tons of plastic from our supply chain, just by taking this important step. We continue eliminating packaging through innovation, shifting to materials from 100% renewable, recycled or other certified sources. Well ahead of schedule, 100% of our packaging comes from certifiable sources, a process followed by the Forest Stewardship Council and similar organizations.

In all our restaurants, we recycle used cooking oil, which is being reused according to local regulations in a series of different ways. For example, in Mexico, we have recycled more than 150,000 liters of used cooking oil, which was then used to manufacture biodiesel, and in Ecuador, we recycled more than 72,000 liters of used cooking oil for other uses.
In Brazil, as well as other markets, we are partnering with several organizations that are focused on creating employment and economic development opportunities through the recycling and selling of recycled materials in the open market. Through these alliances, we seek to provide a solution to multiple problems while creating opportunities for disadvantaged communities at the same time.
More than 600 restaurants in the region have already implemented our Programa de Desarrollo Sustentable, which we developed with the objective of increasing awareness of climate change in our customer base as well as employees. Through this program, we provide education, waste sorting bins, United Nation’s SDG’s materials, community opportunities, beach cleaning programs and composting classes.
We have also signed a unique collaboration agreement with UBQ, an Israeli company specializing in materials and innovation. Through this alliance, we are innovating and taking leadership by producing restaurant items, such as trays, with organic waste, thereby reducing waste and the environmental impact of our restaurants. We are also partnering with Tetra Pack in order to manufacture restaurant furniture with recycled Tetra Pack containers, such as McCafe tabletops and newspaper stands.
Reverse logistics is another component of our recycling program. We are leveraging our logistics provider structure to recover cardboard from our restaurants, which is then recycled and reused in generating new packaging. The solution is being tested in several markets.
Sustainable Beef and Responsible Sourcing of Materials
We work hard to continuously improve how we source our ingredients in a way that allows people, animals and the planet to thrive. We’re focusing our efforts in beef, coffee, fish, palm oil and chicken.
We strive to work with suppliers that have strong standards of animal welfare and that meet McDonald’s standards and policies. We have committed to ensuring that all pork used in our restaurants will be sourced by producers that can demonstrate plans to promote group housing for their pigs. We are actively working with our pork suppliers, producers and other stakeholders to transition over time to this standard. The responsible use of antibiotics is important for animal health, as well as to ensure the future effectiveness of antimicrobial medicines. In March 2015, we announced that we will only source from suppliers who can guarantee that their animals (i) are raised without growth-stimulating antibiotics; (ii) have only received antibiotics to cure or prevent disease under veterinary supervision; (iii) are only administered antibiotics approved for veterinary use; and (iv) are raised in environments that encourage healthy animal welfare and husbandry conditions to help reduce the need for antibiotic use. We are continuously working with our suppliers and producers to achieve this goal for the responsible use of antibiotics. Based on the premise that our customers deserve high quality products originating from healthy animals, together with McDonald’s, we have been pioneers in prioritizing animal welfare. We have a specific committee for animal welfare issues, which acts under the guidelines of the Professional Animal Auditor Certification Organization (PAACO), an animal welfare organization.
Protecting the forests is a top priority. In 2017, McDonald’s publicly announced its Commitment on Forests, which aims to eliminate deforestation from our supply chains and promote responsible forestry and production practices that benefit people, communities and the planet. This commitment includes the Amazon, the Cerrado and the Chaco, a province in Argentina. In October 2011, McDonald’s signed a global moratorium against harvesting soy from the Amazon region and has maintained this commitment every year since, including actively supporting the 2014 renewal of the Brazilian Soy Moratorium. In August 2016, we sourced the first sustainably-produced beef in Latin America from the Novo Campo Project, an initiative that complies with the standards of the Brazilian Roundtable for Sustainable Beef. With this initiative, we were the first restaurant in the QSR industry in Brazil to acquire the product from production cycles that meet global principles and criteria established by the Global Roundtable for Sustainable Beef. Among other criteria, this meets our commitments to end deforestation, not source products within Conservancy and/or Indian areas, ensure that child labor or slavery conditions do not occur and pass through a third-party verification audit regarding each of these commitments.

Arcos Dorados is also an active member of several working groups and has a leadership position regarding the development of sustainable agricultural practices in the region. Our teams work with farmers, environmental groups and governments to discover, test and scale methods that support decent farming livelihoods, while protecting resources for generations to come. In Brazil, we are active members of the Grupo de Trabalho de Pecuaria Sustentavel, a group that facilitates collaboration among industry leadings as well as NGOs and to find solutions that allow farmers to produce more meat in a less impactful way. Our work is focused on managing natural resources responsibly, respecting people and communities, caring for the welfare of animals, ensuring the safety and quality of beef and driving efficiency and innovation. In 2019, we doubled our purchases of sustainable beef in Brazil, while monitoring deforestation via satellite in collaboration with Agrotools and Proforest.
Arcos Dorados has partnered with coffee roasters to help advance coffee sustainability over the last decade and we remain committed to further progress. We source coffee from suppliers that meet internationally certified sustainability standards. In 2019, more than 93% of all the coffee served in our restaurants was sourced from verifiable sustainable sources, while we continue to develop programs to reach 100% by 2020.
In the markets where we sell fish products, we partner with the Marine Stewardship Council to identify ways to protect long term fish production and improve the marine ecosystem. Our suppliers are responsible for maintaining sustainably produced fish stocks, minimizing the impact of fishing and conserving the environment.
High demand for palm oil has had an impact on natural forests which are being replaced by palm oil plantations. We are partnering with key stakeholders, growers, traders and food manufacturers to guarantee that all palm oil used in manufacturing processes is certified by the Roundtable on Sustainable Palm Oil. At the end of 2019, 100% of the palm oil used in our extensive supply chain was sustainably produced and verified.
Arcos Dorados is committed to ensuring a sustainable supply of chicken. We do this by sourcing from suppliers that reduce or eliminate the use of antibiotics to protect human health as well as ensure animal welfare. In addition, in October 2016, we announced that we would begin sourcing only cage free eggs in various countries, with the goal of having 100% of the eggs served at our restaurants coming from cage free eggs by 2025. We started partially sourcing cage free eggs in Brazil as part of our commitment to a more sustainable chicken industry.
As of December 31, 2019, we had 4 LEED-certified restaurants and 1 LEED-certified corporate university. Leadership in Energy & Environmental Design, or LEED-certified buildings are more environmentally responsible and resource-efficient buildings throughout their lifecycle. In December 2008, we opened the first LEED-certified restaurant in Latin America in Bertioga on the coast of São Paulo, Brazil. This restaurant received its LEED certification in September 2009, becoming the first McDonald’s restaurant in Latin America to receive such certification. In August 2010, we opened our second LEED-certified restaurant in Pilar, Argentina. In July 2011, we re-inaugurated the McDonald’s at Parque Hundido, in Mexico DF, as our third LEED-certified restaurant. In January 2013, we opened the fourth LEED-certified restaurant in Guaynabo, Puerto Rico, which obtained its LEED certification in November 2013. The McDonald’s University in São Paulo, Brazil, was remodeled and reopened in April 2011 as a LEED-certified building. This McDonald’s University, one of seven such units in the world, is the corporate education center for employees from all over Latin America and the Caribbean. Among the programs offered at the McDonald’s University in São Paulo is an MBA in Strategies for Sustainable Development, the only educational program of its kind at this level in Latin America.
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
The following chart shows our corporate structure as of April 2020.

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
D.    Property, Plants and Equipment
Property Operations
Our long-standing presence in Latin America and the Caribbean has allowed us to build a significant property portfolio with hard-to-replicate locations in key markets across the region that enhance our customers’ experience and ultimately support our brand and market position. As of December 31, 2019, we owned the land for 494 of our 2,293 restaurants (totaling approximately 1.1 million square meters). We owned the buildings for all but 11 of our stand-alone restaurants, all of which are under developmental licenses, whereby the licensees own or lease the land on and buildings in which the restaurants are located. We lease the remaining real estate property where we operate. Accordingly, we are able to charge rent on the real estate that we own and lease to our franchisees. The rental payments generally are based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. When we lease land, we match the term of our sublease to the term of the franchise. We may charge a higher rent to franchisees than that which we pay on our leases, therefore deriving additional rental income.
The selection, construction and maintenance of restaurant locations and other related real estate assets, which is a key element of our performance, is determined based on an evaluation of expected returns on investment and the most efficient allocation of our capital expenditures. In addition to our restaurant property, we have (i) corporate offices in Montevideo, Uruguay; Buenos Aires, Argentina; and Sao Paulo, Brazil; and regional offices in Mexico City, Mexico and Bogota, Colombia; (ii) distribution centers in the Caribbean; (iii) an industrial center called Food Town in Sao Paulo, Brazil, where our logistics operator is located; and (iv) training centers in Sao Paulo, Brazil and Buenos Aires, Argentina.

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.    Operating Results
The following discussion of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”
Segment Presentation
We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin American division, or NOLAD, consisting of Costa Rica, Mexico and Panama; and the South Latin American division, or SLAD, consisting of Argentina, Chile, Ecuador, Peru and Uruguay. As of December 31, 2019, 44.6% of our restaurants were located in Brazil, 17.6% in SLAD, 23.1% in NOLAD and 14.7% in the Caribbean division. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.
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
Principal Income Statement Line Items
Revenues
We generate revenues primarily from two sources: sales by Company-operated restaurants and revenue from franchised restaurants, which primarily consists of rental income, typically based on the greater of a flat fee or a percentage of sales reported by our franchised restaurants. This rent, along with occupancy and operating rights, is stipulated in our franchise agreements. These agreements typically have a 20-year term but may be shorter if necessary to mirror the term of the real estate lease. In 2019, sales by Company-operated restaurants and revenues from franchised restaurants represented 95% and 5% of our total revenues, respectively. In 2018 and 2017, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.2% and 4.8% and 95.3% and 4.7% of our total revenues, respectively.
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
We promote the McDonald’s brand and our products by advertising in all of the Territories. Pursuant to the MFAs, we are required to spend at least 5% of our sales on advertisement and promotion activities annually. These activities are guided by our overall marketing plan, which identifies the key strategic platforms that we leverage to drive sales. Our franchisees are generally required to pay us a certain percentage of their sales to cover advertising expenditures related to their restaurants. We account for these payments as a deduction to our advertising expenses. As a result, our advertising expenses only reflect the expenditures related to Company-operated restaurants. Advertising expenses are recorded within the “Occupancy and other operating expenses” line item in our consolidated income statement. The only exception to this policy is in Mexico, where both we and our franchisees contribute funds to a cooperative that is responsible for advertisement and promotion activities for Mexico. In connection with the COVID-19 outbreak, we have agreed with McDonald's to reduce the advertising and promotion spending requirement from 5% to 4% of our gross sales for the full year 2020.
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
Other Line Items
Net interest expense primarily includes interest expense on our short-term and long-term debt as well as the amortization of deferred financing costs. Gain (loss) from derivative instruments relates primarily to the results of derivatives that are not designated for hedge accounting.
Foreign currency exchange results relate to the impact of remeasuring monetary assets and liabilities denominated in currencies other than our functional currencies. See “—Foreign Currency Translation.”
Other non-operating (expenses) income, net, primarily include contingencies, certain results related to tax credits, asset taxes that we are required to pay in certain countries and other non-operating charges.
Income tax expense includes both current and deferred income taxes. Current income taxes represent the amount accrued during the period to be paid to the tax authorities while deferred income taxes represent the earnings impact of the change in deferred tax assets and liabilities that are recognized in our balance sheet for future income tax consequences.
Net income attributable to non-controlling interests relate to the participation of non-controlling interests in the net income of certain subsidiaries that collectively owned 15 restaurants at December 31, 2019 (15 restaurants at December 31, 2018).

Impact of Inflation and Changing Prices
Some of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. In general, we believe that, over time, we have demonstrated the ability to manage inflationary environments effectively. During 2019 and 2018, our revenues were favorably impacted by our pricing strategy in many of these inflationary environments, as we were able to increase average check to keep pace with inflation.
The Venezuelan market is also subject to price controls, which limit our ability to increase prices to offset the impact of continuing high inflation on our operating costs. Although we managed to navigate the negative impact of the price controls on our operations from 2015 through 2019, the existence of such laws and regulations continues to present a risk to our business. We continue to closely monitor developments in this dynamic environment.
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
Systemwide data
Systemwide data represents measures for both Company-operated and franchised restaurants. While sales by franchisees are not recorded as revenues by us, management believes the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised restaurant revenues and are indicative of the financial health of our franchisee base. Systemwide results are driven primarily by our Company-operated restaurants, as 68.9% of our systemwide restaurants are Company-operated as of December 31, 2019.
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

Venezuela
Venezuela’s exchange rate system is administered by the Central Bank of Venezuela, and currently consists of a unified foreign exchange market called DICOM, which operates through an auction mechanism and which was introduced in February 2018, replacing the previous dual exchange rate system. During 2018, the Company accessed to DICOM at an exchange rate greater than the one published by the governmental authorities. This rate is considered for remeasurements purposes.
On August 20, 2018, the Venezuelan government announced the removal of five zeros from the Venezuelan currency and renamed it the “Sovereign Bolivar” (VES). In addition, the new currency experienced devaluation from 2.48 to 59.93 VES per U.S. dollar. Since 2018, the Sovereign Bolivar has continued depreciating in value against U.S. dollar. As of December 31, 2019, the exchange rate was 44,080.58 VES per U.S. dollar.
As of December 31, 2019, our local currency-denominated net monetary position in Venezuela, that would be subject to remeasurement in the event of further changes in the exchange rate, was a net asset of $0.2 million. In addition, our Venezuelan subsidiary’s non-monetary assets were $13.6 million (mainly fixed assets).
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

Impairment of Long-Lived Assets and Goodwill
We review long-lived assets (including property and equipment, intangible assets with definite useful lives and lease right of use assets, net) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We review goodwill for impairment annually, primarily during the fourth quarter. In assessing the recoverability of our long-lived assets and goodwill, we consider changes in economic conditions and make assumptions regarding, among other factors, estimated future cash flows by market and by restaurant, discount rates by country and the fair value of the assets. Estimates of future cash flows are highly subjective judgments based on our experience and knowledge of our operations. These estimates can be significantly impacted by many factors, including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends. A key assumption impacting estimated future cash flows is the estimated change in comparable sales.
See Note 3 to our consolidated financial statements for a detail of markets for which we performed impairment tests of our long-lived assets and goodwill, as well as impairment charges recorded.
If our estimates or underlying assumptions change in the future, we may be required to record additional impairment charges.
Leasing Arrangements
The Company leases locations through ground leases (the Company leases the land and owns the building) and through improved leases (the Company leases land and buildings). The operating leases are mainly related to restaurant and Dessert Center locations. The right-of-use assets and lease liabilities reflect the present value of the future minimum lease payments, which include renewal options provided by the agreement or government regulations, as they are reasonably certain to be exercised. Typically, renewal options are considered reasonably assured of being exercised if the associated asset lives of the building or leasehold improvements exceed the initial lease term, and the sales performance of the restaurant remains strong. Therefore, its associated payments are included in the measurement of the right-of-use asset and lease liability. As the interest rate implicit in the Company’s leases was not readily determinable, the Company utilizes its incremental borrowing rate to discount the lease payments.
Accounting for Taxes
We record a valuation allowance to reduce the carrying value of deferred tax assets if it is more likely than not that some portion or all of our deferred assets will not be realized. Our valuation allowance as of December 31, 2019, 2018 and 2017 amounted to $194.4 million, $219.9 million and $271.7 million, respectively. We have considered future taxable income and ongoing prudent and feasible tax strategies in assessing the need for the valuation allowance. This assessment is carried out on the basis of internal projections, which are updated to reflect our most recent operating trends, such as the expiration date for tax loss carryforwards. Because of the imprecision inherent in any forward-looking data, the further into the future our estimates project, the less objectively verifiable they become. Therefore, we apply judgment to define the period of time to include projected future income to support the future realization of the tax benefit of an existing deductible temporary difference or carryforward and whether there is sufficient evidence to support the projections at a more-likely-than-not level for this period of time. Determining whether a valuation allowance for deferred tax assets is necessary often requires an extensive analysis of positive (e.g., a history of accurately projecting income) and negative evidence (e.g., historic operating losses) regarding realization of the deferred tax assets and inherent in that, an assessment of the likelihood of sufficient future taxable income. In 2019, 2018 and 2017, we recognized net gains amounting to $23.9 million, $24.6 million and $19.1 million, respectively. If these estimates and assumptions change in the future, we may be required to adjust the valuation allowance. This could result in a charge to, or an increase in, income in the period this determination is made.
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
As of December 31, 2019, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $183 million, related to assessments for the fiscal years 2009 to 2014. No formal claim has been made for fiscal years within the statute of limitation by tax authorities in any of the mentioned matters; however, those years are still subject to audit and claims may be asserted in the future.

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
Key Business Measures
The following tables present sales, sales growth, sales growth on a constant currency basis, comparable sales growth and average restaurant sales increases/(decreases):

	Sales			Sales growth		Sales growth in constant currency		Comparable sales growth
	For the Years Ended December 31,			For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2019	2018	2017	2019(1)	2018(3)	2019(1)	2018(3)	2019(2)	2018(4)
	(in thousands of U.S. dollars, except percentages)
Sales by Company-operated restaurants	2,812,287	2,932,609	3,162,256	(4.1)%	(7.3)%	2,606.9%	1,244.5%	2,649.4%	1,270.4%
Franchised sales(5)	1,189,533	1,200,112	1,250,606	(0.9)%	(4.0)%	6,118.5%	3,100.2%	6,040.1%	2,983.0%
Systemwide sales	4,001,820	4,132,721	4,412,862	(3.2)%	(6.3)%	3,626.7%	1,770.4%	3,654.4%	1,778.1%

(1)
In nominal terms, sales decreased during 2019 due to the negative impact of the depreciation of currencies mainly in Venezuela, Argentina and Brazil against the U.S. dollar. This was partially offset by comparable sales growth of 3,654.4%, as a result of hyperinflation in Venezuela. We had 1,580 Company-operated restaurants and 713 franchised restaurants as of December 31, 2019, compared to 1,540 Company-operated restaurants and 683 franchised restaurants as of December 31, 2018.

(2)
Our comparable sales growth on a systemwide basis in 2019 was driven by the increase in average check, which resulted mainly from price increases in Venezuela and Argentina (driven by the hyperinflation), and from increased traffic at our restaurants, especially in Brazil.

(3)
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

(4)
Our comparable sales growth on a systemwide basis in 2018 was driven by the increase in average check, which resulted mainly from price increases in Venezuela (driven by the hyperinflation) and in Argentina and from increased traffic at our restaurants.

(5)	Franchised sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily consist of rental income.

By division

	Sales			Sales growth		Sales growth in constant currency		Comparable sales growth
	For the Years Ended December 31,			For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2019	2018	2017	2019	2018	2019	2018	2019	2018
	(in thousands of U.S. dollars, except percentages)
Sales by Company-operated restaurants:
Brazil	$1,283,005	$1,251,458	$1,396,411	2.5%	(10.4)%	11.1%	2.0%	9.5%	1.1%
Caribbean division	390,589	467,352	457,033	(16.4)%	2.3%	16,275.6%	8,559.0%	16,506.1%	8,719.4%
NOLAD	410,601	388,233	370,457	5.8%	4.8%	6.3%	6.3%	5.3%	6.4%
SLAD	728,092	825,566	938,355	(11.8)%	(12.0)%	27.0%	19.7%	25.1%	19.6%
Total Sales by Company-operated restaurants	2,812,287	2,932,609	3,162,256	(4.1)%	(7.3)%	2,606.9%	1,244.5%	2,649.4%	1,270.4%

Franchised-sales:(3)
Brazil	834,653	773,908	815,184	7.8%	(5.1)%	16.8%	8.1%	9.8%	2.3%
Caribbean division	64,813	120,702	127,599	(46.3)%	(5.4)%	60,683.6%	30,277.9%	61,561.5%	30,716.2%
NOLAD	171,672	159,180	142,657	7.8%	11.6%	7.9%	13.5%	4.3%	6.8%
SLAD	118,395	146,322	165,166	(19.1)%	(11.4)%	26.9%	31.3%	26.4%	22.3%
Total Franchised sales	1,189,533	1,200,112	1,250,606	(0.9)%	(4.0)%	6,118.5%	3,100.2%	6,040.1%	2,983.0%

Systemwide sales:
Brazil	2,117,658	2,025,366	2,211,595	4.6%	(8.4)%	13.3%	4.3%	9.7%	1.6%
Caribbean division	455,403	588,054	584,632	(22.6)%	0.6%	25,390.7%	13,299.2%	25,753.0%	13,557.8%
NOLAD	582,273	547,414	513,114	6.4%	6.7%	6.8%	8.3%	5.0%	6.5%
SLAD	846,486	971,887	1,103,521	(12.9)%	(11.9)%	27.0%	21.4%	25.3%	20.1%
Total Systemwide sales	4,001,820	4,132,721	4,412,862	(3.2)%	(6.3)%	3,626.7%	1,770.4%	3,654.4%	1,778.1%

	Sales			Number of restaurants				Average restaurant sales
	For the Years Ended December 31,			For the Years Ended December 31,				For the Years Ended December 31,
	2019	2018	2017	2019	2018	2017	2016	2019(1)	2018(2)	2017
	(in thousands of U.S. dollars, except for number of restaurants)
Sales by Company-operated restaurants	$2,812,287	$2,932,609	$3,162,256	1,580	1,540	1,546	1,553	$1,780	$1,901	$2,041
Franchised sales(3)	$1,189,533	$1,200,112	$1,250,606	713	683	642	603	$1,668	$1,811	$2,009
Systemwide sales	$4,001,820	$4,132,721	$4,412,862	2,293	2,223	2,188	2,156	$1,745	$1,874	$2,032

(1)
Our ARS decreased in 2019 due to the negative impact of the depreciation of currencies, mainly in Venezuela, Argentina and Brazil, against the U.S. dollar. This was partially offset by comparable sales growth of 3,654.4%, mainly driven by Venezuela´s hyperinflation.

(2)
Our ARS decreased in 2018 due to the negative impact of the depreciation of currencies, mainly in Venezuela, Argentina and Brazil, against the U.S. dollar. This was partially offset by comparable sales growth of 1,778.1%, mainly driven by Venezuela’s hyperinflation.

(3)	Franchised sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily derive from rental income.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Set forth below are our results of operations for the years ended December 31, 2019 and 2018.

	For the Years Ended December 31,		% Change
	2019	2018
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$2,812,287	$2,932,609	(4.1)%
Revenues from franchised restaurants	$146,790	$148,962	(1.5)%
Total revenues	$2,959,077	$3,081,571	(4.0)%
Company-operated restaurant expenses:
Food and paper	$(1,007,584)	$(1,030,499)	(2.2)%
Payroll and employee benefits	$(567,653)	$(607,793)	(6.6)%
Occupancy and other operating expenses	$(799,633)	$(803,539)	(0.5)%
Royalty fees	$(155,388)	$(157,886)	(1.6)%
Franchised restaurants – occupancy expenses	$(61,278)	$(67,927)	(9.8)%
General and administrative expenses	$(212,515)	$(229,324)	(7.3)%
Other operating income (expenses), net	$4,910	$(61,145)	(108.0)%
Total operating costs and expenses	$(2,799,141)	$(2,958,113)	(5.4)%
Operating income	$159,936	$123,458	29.5%
Net interest expense	$(52,079)	$(52,868)	(1.5)%
Gain (loss) from derivative instruments	$439	$(565)	(177.7)%
Foreign currency exchange results	$12,754	$14,874	(14.3)%
Other non-operating (expenses) income, net	$(2,097)	$270	(876.7)%
Income before income taxes	$118,953	$85,169	39.7%
Income tax expense	$(38,837)	$(48,136)	(19.3)%
Net income	$80,116	$37,033	116.3%
Less: Net income attributable to non-controlling interests	$(220)	$(186)	18.3%
Net income attributable to Arcos Dorados Holdings Inc	$79,896	$36,847	116.8%

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2019 and 2018.

Systemwide Restaurants	For the Years Ended December 31,
	2019	2018
Systemwide restaurants at beginning of period	2,223	2,188
Restaurant openings	90	70
Restaurant closings	(20)	(35)
Systemwide restaurants at end of period	2,293	2,223

Company-Operated Restaurants	For the Years Ended December 31,
	2019	2018
Company-operated restaurants at beginning of period	1,540	1,546
Restaurant openings	65	42
Restaurant closings	(17)	(28)
Net conversions of franchised restaurants to Company-operated restaurants	(8)	(20)
Company-operated restaurants at end of period	1,580	1,540

Franchised Restaurants	For the Years Ended December 31,
	2019	2018
Franchised restaurants at beginning of period	683	642
Restaurant openings	25	28
Restaurant closings	(3)	(7)
Net conversions of franchised restaurants to Company-operated restaurants	8	20
Franchised restaurants at end of period	713	683

Revenues

	For the Years Ended December 31,		% Change
	2019	2018
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants
Brazil	$1,283,005	$1,251,458	2.5%
Caribbean division	$390,589	$467,352	(16.4)%
NOLAD	$410,601	$388,233	5.8%
SLAD	$728,092	$825,566	(11.8)%
Total	$2,812,287	$2,932,609	(4.1)%
Revenues from franchised restaurants
Brazil	$102,561	$93,995	9.1%
Caribbean division	$8,662	$16,391	(47.2)%
NOLAD	$20,665	$18,615	11.0%
SLAD	$14,902	$19,961	(25.3)%
Total	$146,790	$148,962	(1.5)%
Total revenues
Brazil	$1,385,566	$1,345,453	3.0%
Caribbean division	$399,251	$483,743	(17.5)%
NOLAD	$431,266	$406,848	6.0%
SLAD	$742,994	$845,527	(12.1)%
Total	$2,959,077	$3,081,571	(4.0)%

Sales by Company-operated Restaurants
Total sales by Company-operated restaurants decreased by $120.3 million, or 4.1%, from $2,932.6 million in 2018 to $2,812.3 million in 2019. In Argentina, total sales by Company-operated restaurants decreased by $93.7 million, mainly due to depreciation of the Argentine peso, against the U.S. dollar, which caused sales to decrease by $291.1 million. This was partially offset by comparable sales growth of 38.7%, which caused sales in this market to increase by $186.4 million, mostly due to price increase related to the hyperinflation, together with 1 net restaurant opening and 3 franchised restaurants converting into Company-operated restaurants since January 1, 2018 which increased sales by $11.0 million. Additionally, the sharp currency depreciation in Venezuela caused a $61.2 million net negative impact on sales by Company-operated restaurants in 2019 compared to 2018. Moreover, in the other markets, sales by Company-operated restaurants increased $34.6 million mainly due to comparable sales growth of 6.8%, which caused sales to increase by $159.7 million, coupled with 53 net restaurant openings since January 1, 2018, which caused sales to increase by $31.1 million, partly offset by depreciation of currencies against the U.S. dollar, which caused sales to decrease by $156.1 million.
In Brazil, sales by Company-operated restaurants increased by $31.5 million, or 2.5%, to $1,283.0 million. This was primarily a consequence of comparable sales growth of 9.5%, mainly driven by the increase in traffic, which caused sales to increase by $116.4 million. Also, 56 net restaurants openings coupled with the conversion of 23 Company-operated restaurants into franchised restaurants since January 1, 2018, caused sales to increase by $22.4 million. This was partially offset by the depreciation of the Brazilian real against the U.S. dollar, which caused sales to decrease by $107.3 million.
In the Caribbean division, sales by Company-operated restaurants decreased by $76.8 million, or 16.4%, to $390.6 million. The hyperinflationary environment in Venezuela caused a $61.2 million net negative impact on sales by Company-operated restaurants in 2019 compared to 2018. In the other markets of the Caribbean division, sales by Company-operated restaurants decreased by $15.6 million mainly due to the depreciation of currencies against the U.S. dollar, which caused sales to decrease by $17.6 million and the closing of 15 company operated restaurants. This was partly offset by the opening of 3 Company-operated restaurants, which led to a $0.1 million increase in sales, and comparable sales growth of 0.5%, which caused sales to increase by $1.9 million.

In NOLAD, sales by Company-operated restaurants increased by $22.4 million, or 5.8%, to $410.6 million. This was a consequence of comparable sales growth of 5.3%, driven by traffic increase, which contributed $19.9 million to the increase in sales, and 9 net restaurant openings, partially offset by the conversion of 8 Company-operated restaurants into franchised restaurants since January 1, 2018, which contributed in $4.5 million to sales. This was partially offset by the depreciation of local currencies, which had a negative impact of $2.0 million in sales.
In SLAD, sales by Company-operated restaurants decreased by $97.5 million, or 11.8%, to $728.1 million. This was a consequence of the depreciation of currencies against the U.S. dollar, in particular the Argentine peso, which caused sales to decrease by $320.3 million. This was partially offset by 25.1% growth in comparable sales, which caused sales to increase by $207.8 million, driven by an increase in average check, mainly related with Argentine inflation. Additionally, the opening of 16 restaurants, together with the conversion of 3 franchised restaurants into Company-operated restaurants, partly offset by the closing of 7 restaurants, since January 1, 2018 contributed $15.0 million to the increase in sales.
Revenues from Franchised Restaurants
Our total revenues from franchised restaurants decreased by $2.2 million, or 1.5%, from $149.0 million in 2018 to $146.8 million in 2019. In Argentina, revenues from franchised restaurants decreased $5.5 million mainly explained by the depreciation of the Argentine peso against the U.S. dollar that reduced revenues by $7.7 million, along with the decrease in rental income as a percentage of sales which had a negative effect of $1.8 million. This was partly offset by comparable sales growth of 33.1%, which caused revenues to increase $4.0 million. Additionally, sharp currency depreciation in Venezuela caused a $7.5 million net negative impact on revenues from franchised restaurants. These decreases were partly offset by an increase of revenues from franchised restaurants in other markets of $10.8 million, mainly due to comparable sales growth of 8.3%, which caused revenues from franchised restaurants to increase by $10.9 million. Additionally, the conversion of 38 Company-operated restaurants into franchised restaurants and the net opening of 31 franchised restaurants caused revenues to increase by $7.4 million. Also, a slight increase in rent due to different conditions in new contracts caused an increase in revenues of $1.9 million. These increases in our other markets were partly offset by the effect of currencies depreciation against the U.S. dollar which had a negative effect of $9.4 million.
In Brazil, revenues from franchised restaurants increased by $8.6 million, or 9.1%, to $102.6 million primarily due to comparable sales growth of 9.8%, which increased revenues by $9.7 million, the net opening of 38 franchised restaurants and the conversion of 23 Company-operated restaurants into franchised restaurants, since January 1, 2018, which caused revenues from franchised restaurants to increase in $6.4 million along with the increase in rental income as a percentage of sales, which increased revenues by $1.1 million. This was partially offset by the depreciation of the real against the U.S. dollar that decreased revenues by $8.6 million.
In the Caribbean division, revenues from franchised restaurants decreased by $7.7 million, or 47.2%, to $8.7 million. The hyperinflationary environment in Venezuela caused a $7.5 million net negative impact on revenues from franchised restaurants in 2019 compared to 2018. In Puerto Rico, the other market of the division with franchised restaurants, revenues decreased by $0.2 million, mainly due to a decline in comparable sales growth of 1.4%, which caused revenues of franchised restaurants to decrease by $0.1 million, coupled with the closing of 2 restaurants since January 1, 2018, with a negative impact in revenues of $0.1 million.
In NOLAD, revenues from franchised restaurants increased by $2.1 million, or 11.0%, to 20.7 million. This increase was a result of comparable sales growth of 4.3%, which resulted in a $0.8 million increase in revenues, coupled with the conversion of 8 Company-operated restaurants into franchised restaurants and the net opening of 2 restaurants since January 1, 2018, which caused revenues to increase by $0.7 million, coupled with increase in rental income as a percentage of sales, which increased revenues by $0.6 million.
In SLAD, revenues from franchised restaurants decreased by $5.1 million, or 25.3%, to $14.9 million. This decrease is mainly explained by the depreciation of the currencies against the U.S. dollar, especially the Argentine peso, which represented a decrease in revenues of $8.5 million. In addition, a decrease in rental income as a percentage of sales reduced revenues by $1.5 million This was partially offset by comparable sales growth of 26.4%, which resulted in a $4.5 million increase in revenues, driven by an increase in average check strongly related with the inflation in Argentina, coupled with the net opening of 5 restaurants and the conversion of 3 franchised restaurants into Company-operated restaurants since January 1, 2018, which caused revenues to increase by $0.4 million.

Operating Costs and Expenses
Food and Paper
Our total food and paper costs decreased by $22.9 million, or 2.2%, to $1,007.6 million in 2019, as compared to 2018. As a percentage of our total sales by Company-operated restaurants, food and paper costs increased 0.7 percentage points to 35.8%, primarily as a result of product mix in Brazil and Argentina.
In Brazil, food and paper costs increased by $33.0 million, to $439.3 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 1.7 percentage points to 34.2%, primarily as a result of an unfavorable change in product mix, derived from promotional activities carried out with the goal of increasing traffic in response to the unfavorable macroeconomic conditions and strong competitive environment.
In the Caribbean division, food and paper costs decreased by $30.7 million, or 18.1%, to $139.5 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.7 percentage points to 35.7%, primarily due to the hyperinflationary environment and sharp currency depreciation in Venezuela.
In NOLAD, food and paper costs increased by $7.3 million, or 4.8%, to $158.4 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.3 percentage points to 38.6%, resulting primarily from higher price increases as compared to cost increases in every market of the division.
In SLAD, food and paper costs decreased by $32.5 million, or 10.7%, to $270.4 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 0.4 percentage points to 37.1%, mainly due to cost increases above price increases, related to the effect of the depreciation of the Argentine peso against the U.S. dollar in imported products coupled with product mix, also primarily in Argentina.
Payroll and Employee Benefits
Our total payroll and employee benefits costs decreased by $40.1 million, or 6.6%, to $567.7 million in 2019, as compared to 2018. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs decreased 0.5 percentage points to 20.2%. The decrease is mostly attributable to higher productivity in Brazil, tax reform in Argentina and operational efficiencies in almost all markets.
In Brazil, payroll and employee benefits costs decreased by $8.2 million, or 3.0%, to $267.4 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased by 1.2 percentage points to 20.8%, mainly as a result of efficiencies in management payroll, coupled with higher productivity and lower labor contingencies.
In the Caribbean division, payroll and employee benefits costs decreased by $4.1 million, or 4.6%, to $84.2 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased by 2.7 percentage points to 21.6%, mainly due to lower income related to government benefits in Colombia and higher management salaries in Venezuela.
In NOLAD, payroll and employee benefits costs increased by $2.5 million, or 3.9%, to $66.3 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased by 0.2 percentage points to 16.2%, resulting primarily from higher price increases as compared to cost increases together with operational efficiencies, all in Mexico.
In SLAD, payroll and employee benefits costs decreased by $30.3 million, or 16.9%, to $149.6 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits decreased by 1.2 percentage points to 20.6% mainly as a result of tax benefits in Argentina and Uruguay.

Occupancy and Other Operating Expenses
Our total occupancy and other operating expenses decreased by $3.9 million, or 0.5%, to $799.6 million in 2019, as compared to 2018. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses increased 1.0 percentage points to 28.4%, mainly due to higher delivery costs and IT expenses in Brazil and Argentina. Additionally, there were higher depreciation and amortization expenses in Brazil.
In Brazil, occupancy and other operating expenses increased by $16.2 million, or 4.8%, to $352.9 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 0.6 percentage points to 27.5%, mainly due to higher delivery costs and IT expenses coupled with higher depreciation and amortization related to the 2017-2019 reinvestment plan and dessert center openings.
In the Caribbean division, occupancy and other operating expenses decreased by $18.2 million, or 13.6%, to $116.0 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 1.0 percentage points to 29.7%, mainly due to higher utilities in Venezuela, Colombia and Puerto Rico, coupled with higher maintenance and repair costs in Venezuela and Colombia. In addition, higher depreciation and amortization expenses in Venezuela and Colombia also contributed, explained by lower sales in both countries. This was partially offset by lower insurance payments in Venezuela compared to 2018.
In NOLAD, occupancy and other operating expenses increased by $8.4 million, or 6.8%, to $133.0 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 0.3 percentage points to 32.4% due to higher delivery costs and IT expenses, partially offset by lower depreciation and amortization expenses in Mexico.
In SLAD, occupancy and other operating expenses decreased by $18.0 million, or 8.2%, to $201.9 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 1.1 to 27.7%, due to higher depreciation and amortization expenses in Argentina and Chile, coupled with higher delivery costs, utilities and IT expenses in Argentina.
Royalty Fees
Our total royalty fees decreased by $2.5 million, or 1.6%, to $155.4 million in 2019, as compared to 2018. As a percentage of sales, royalty fees increased by 0.1 percentage points to 5.5% due to lower growth support funding that McDonald’s Corporation began providing in August 2017 and waiver of royalty fees in Venezuela.
In Brazil, royalty fees increased by $0.5 million, or 0.8%, to $67.2 million in 2019. As a percentage of sales, royalty fees remained almost flat.
In the Caribbean division, royalty fees increased by $0.6 million, or 2.7%, to $22.7 million in 2019, as compared to 2018. As a percentage of sales, royalty fees increased by 1.1 percentage points to 5.8%, due to waiver of royalty fees in Venezuela.
In NOLAD, royalty fees increased by $1.4 million, or 6.2%, to $24.1 million in 2019, as compared to 2018. As a percentage of sales, royalty fees increased by 0.1 percentage points to 5.9%, due to an increase in the sales subject to royalty fees.
In SLAD, royalty fees decreased by $5.0 million, or 10.8%, to $41.5 million in 2019, as compared to 2018. As a percentage of sales, royalty fees increased by 0.1 percentage points to 5.7%, as a result of lower growth support funding that McDonald’s Corporation began providing in August 2017.
Franchised Restaurants—Occupancy Expenses
Occupancy expenses from franchised restaurants decreased by $6.6 million or 9.8%, to $61.3 million in 2019, as compared to 2018, mainly due to depreciation of currencies, mainly in Venezuela, Brazil and Argentina against the U.S. dollar. This was partially offset by higher rent expenses for leased properties, as a consequence of the increase in comparable sales from franchised restaurants, the conversion of Company-operated restaurants into franchised restaurants and store openings.

In Brazil, occupancy expenses from franchised restaurants increased by $2.8 million, or 6.2%, to $47.2 million in 2019, as compared to 2018, primarily due to higher rent expenses for leased properties, as a consequence of the increase in comparable sales from franchised restaurants, the conversion of Company-operated restaurants into franchised restaurants and store openings. This was partially offset by depreciation of the Brazilian real against de U.S. dollar.
In the Caribbean division, occupancy expenses from franchised restaurants decreased by $10.3 million, or 94.6% to $0.6 million, mainly explained by the reduction of the allowance for doubtful accounts, in Puerto Rico due to the executed agreement with certain Puerto Rican franchisees in the market, mentioned in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Puerto Rican Franchisees.” Also, the depreciation of the Venezuelan bolivar against the U.S. dollar, partly offset by higher rent expenses for leased properties, as a consequence of the increase in sales from franchised restaurants, caused by the hyperinflation in Venezuela contributed to the reduction in occupancy expenses.
In NOLAD, occupancy expenses from franchised restaurants increased by $0.8 million, or 9.7%, to $9.3 million in 2019, as compared to 2018, mainly due to higher rent expenses for leased properties, as a consequence of the increase in comparable sales from franchised restaurants and the conversion of Company-operated restaurants into franchised restaurants and stores openings.
In SLAD, occupancy expenses from franchised restaurants decreased by $0.8 million, or 14.6%, to $4.7 million in 2019, as compared to 2018, mainly due to the depreciation of the Argentinean peso against the U.S. dollar. This was partially offset by higher rent expenses for leased properties as a consequence of the increase in comparable sales from franchised restaurants.
Set forth below are the margins for our franchised restaurants in 2019, as compared to 2018. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Years Ended December 31,
	2019	2018
Brazil	54.0%	52.8%
Caribbean Division	93.1%	33.2%
NOLAD	54.9%	54.3%
SLAD	68.4%	72.3%
Total	58.3%	54.4%

General and Administrative Expenses
General and administrative expenses decreased by $16.8 million, or 7.3%, to $212.5 million in 2019. This is explained primarily by the depreciation of currencies, especially the Argentine peso and the Brazilian real, that contributed $40.4 million to the reduction in general and administrative expenses and a reduction of expenses in Venezuela of $2.2 million as well as lower expenses in Brazil, NOLAD and other markets in the Caribbean of $9.2 million, primarily due to the fact that we had no severance payments in 2019 as compared to 2018. These reductions were partially offset by an increase in general and administrative expenses in Argentina and corporate of $36.1 million, mainly related to the hyperinflation in Argentina.
In Brazil, general and administrative expenses decreased by $10.6 million, or 13.8%, to $66.6 million in 2019, as compared to 2018. The decrease resulted from the depreciation of the Brazilian real against the U.S. dollar amounting to $5.7 million, and lower other and outside services amounting to $1.1 million as compared to 2018. In addition, we did not have any severance payments in 2019 as compared to $5.2 million in severance payments in 2018. This was partially offset by higher occupancy expenses for an amount of $1.3 million.

In the Caribbean division, general and administrative expenses decreased by $6.7 million, or 20.7%, to $25.8 million in 2019, as compared to 2018. The sharp currency depreciation in Venezuela caused general and administrative expenses to decrease by $2.2 million. Moreover, in the other markets in this division, general and administrative expenses decreased by $4.5 million as compared to 2018 mainly due to higher severance payment in 2018 of $1.9 million coupled with a reduction in occupancy expenses, outside services, other expenses and travel for an amount of $0.9 million and savings in payroll and variable compensation of $0.8 million in 2019. In addition, the depreciation of various currencies against the U.S. dollar decreased general and administrative expenses by $1.0 million.
In NOLAD, general and administrative expenses decreased by $0.8 million, or 3.3%, to $24.4 million in 2019, as compared to 2018. This decrease is a result of $1.3 million lower severance payment than in 2018 and lower other expenses amounting to $0.1 million. This was partially offset by higher payroll and bonuses amounting to $0.6 million.
In SLAD, general and administrative expenses decreased by $4.2 million, or 13.0%, to $28.1 million in 2019, as compared to 2018. This decrease was mostly due to the depreciation of various currencies against the U.S. dollar, mainly the Argentine peso, amounting to $8.7 million, lower severance payment than in 2018 for an amount of $1.5 million and lower occupancy expenses amounting to $0.8 million. This was partially offset by higher payroll, mainly as a result of inflation in Argentina, coupled with other variable compensation amounting to $4.4 million and $1.0 million, respectively. In addition, there were higher outside services and other expenses for an amount of $1.5 million.
General and administrative expenses for Corporate and others increased by $5.6 million, or 9.0%, to $67.6 million in 2019, as compared to 2018. This increase was mostly due to higher payroll related to Argentina’s inflation, as a portion of our corporate expenses are nominated in Argentine pesos, amounting to $11.0 million, coupled with higher bonuses and other variable compensation provisions, for an amount of $3.3 million. Additionally, higher outside services, occupancy, other and travel expenses for an amount of $16.6 million also contributed. This was partially offset by the depreciation of currencies against the U.S. dollar, especially the Argentine peso, amounting to $24.9 million and no severance payment in 2019 as compared to severance payments of $0.4 million in 2018.

Other Operating Income (Expense), net
Other operating income (expense), net increased by $66.1 million, to a gain of $4.9 million in 2019 from a loss of $61.1 million in 2018. This increase was primarily attributable to a lower inventory write down in Venezuela of approximately $56.5 million and lower impairment of long-live assets of approximately $9.6 million, both as compared to 2018.
Operating Income

	For the Years Ended December 31,		% Change
	2019	2018
	(in thousands of U.S. dollars)
Brazil	$164,342	$159,511	3.0%
Caribbean division	$(1,101)	$(49,567)	97.8%
NOLAD	$16,539	$7,726	114.1%
SLAD	$42,410	$53,777	(21.1)%
Corporate and other and purchase price allocation	$(62,254)	$(47,989)	29.7%
Total	$159,936	$123,458	29.5%

Operating income increased by $36.5 million, or 29.5%, to $159.9 million in 2019, as compared to 2018, as a result of the foregoing.
Net Interest Expense
Net interest expense decreased by $0.8 million, or 1.5%, to $52.1 million in 2019, as compared to 2018. The decrease was primarily explained by lower interest expenses from the derivatives held by our Brazilian subsidiary, amounting to $1.2 million.

Gain (Loss) from Derivative Instruments
Gain (loss) from derivative instruments increased by $1.0 million to a gain of $0.4 million in 2019, from a loss of $0.6 million in 2018, attributable primarily to the results of derivatives that are not designated for hedge accounting.
Foreign Currency Exchange Results
Foreign currency exchange results decreased by $2.1 million, from a gain of $14.9 million in 2018 to a gain of $12.8 million in 2019. The variation is primarily attributable to a loss of $5.6 million related to a significant devaluation of the Venezuelan bolivar against U.S. dollars during 2018 in comparison with a lower devaluation in 2019, partially offset by a gain of $3.7 million related to the impact of operating lease liabilities denominated in currencies other than their functional ones.
Other Non-operating (Expenses) Income, Net
Other non-operating (expenses) income, net decreased by $2.4 million to a $2.1 million loss in 2019, as compared to a $0.3 million gain in 2018, primarily related to contingencies.
Income Tax Expense
Income tax expense decreased by $9.3 million, from $48.1 million in 2018 to $38.8 million in 2019. The consolidated effective tax rate was 32.6% in 2019, as compared to 56.5% in 2018, primarily explained by Venezuela remeasurement and inflationary impacts (amounting to $1.7 million) and income tax withholding on intercompany transactions (amounting to $5.0 million); each representing a higher effective tax rate of 1.5% and 4.2% in 2019 with respect to the weighted-average statutory income tax rate, compared to a higher effective tax rate of 19.8% and 9.1% in 2018, respectively.
See Note 16 to our consolidated financial statements for additional information
Net Income Attributable to Non-controlling Interests
Net income attributable to non-controlling interests for 2019 remained unchanged from 2018.
Net Income Attributable to Arcos Dorados Holdings Inc.
As a result of the foregoing, net income attributable to Arcos Dorados Holdings Inc. increased by $43.0 million, or 116.8% from $36.8 million in 2018, to $79.9 million in 2019.
Year Ended December 31, 2018 Compared to Year Ended December 31, 2017
For a discussion of our results of operations for the year ended December 31, 2018 compared to the year ended December 31, 2017, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year Ended December 31, 2018. Compared to Year Ended December 31, 2017” of our annual report on Form 20-F for the year ended December 31, 2018.
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

We also expect our liquidity and capital resources in 2020 to be negatively impacted by the COVID-19 outbreak, the duration and scope of which are uncertain. In particular, we rely on short term funding from several uncommitted lines of credit, which we began to drawn on in March 2020 to maintain our liquidity in the face of the COVID-19 pandemic and the related disruption to our business. We expect that we will need to continue drawing on such credit lines while the pandemic is ongoing. Any unavailability of such credit lines may also negatively impact our liquidity in 2020 and capital resources.
Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period during the term of the MFAs. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable three-year period, while the reinvestment plan specifies the amount we must spend reimaging or upgrading restaurants during the applicable three-year period. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures and Divestitures.” In the event we are unable to reach an agreement on subsequent plans prior to the expiration of the then-existing plan, the MFAs provide for an automatic increase of 20% in the required amount of reinvestments as compared to the then-existing reinvestment plan and a number of new restaurants no less than 210 multiplied by a factor that increases each period during the subsequent three-year restaurant opening plan. As a result of the business disruptions caused by COVID-19 outbreak, we have agreed with McDonald’s to withdraw our previously-approved 2020-2022 restaurant opening plan and reinvestment plan and we do not expect to finalize a revised 2020-2022 plan at least until the COVID-19 outbreak is under control. If we are unable to meet our commitments under a future plan and we are unable to reach an agreement on revised terms of the restaurant opening plan and reinvestment plan or are otherwise unable to obtain a waiver from McDonald’s, we will be in default under the terms of the MFAs.
Our management believes in our ability to obtain the sources of liquidity and capital resources that are necessary in this challenging economic environment and also believes that our liquidity and capital resources, including working capital, are adequate for our present requirements and business operations and will be adequate to satisfy our currently anticipated requirements during at least the next twelve months for working capital, capital expenditures and other corporate needs. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—The spread of COVID-19 has materially and adversely affected our business, results of operations and cash flows, and may continue to do so” and “—We use non-committed lines of credit to partially finance our working capital needs.”

Overview
Net cash provided by operations increased by $43.8 million, from $179.7 million in 2018 to $223.5 million in 2019. Cash used in our investing activities was $261.0 million in 2019, compared to $163.8 million in 2018. Cash used in financing activities was $29.6 million in 2019, compared to $73.4 million in 2018. Cash used in financing activities was primarily used for the purchase of treasury stock amounting to $14.0 million and the payments of dividends of $22.4 million. This was partially offset by cash inflows of $13.2 million from net short-term borrowings.
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
At December 31, 2019, our total financial debt was $595.8 million, consisting of (i) $626.8 million in long-term debt (of which $346.5 million related to the 2023 notes, including the original issue discount, $265.0 million related to 2027 notes, $13.3 million in other long-term borrowings, and $5.4 million in finance lease obligations, partially offset by $3.4 million related to deferred financing costs) the amount of which was offset by $44.3 million related to the fair market value of our outstanding derivative instruments and (ii) $13.3 million in short-term debt.
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
Cash and cash equivalents were $121.9 million at December 31, 2019 and $197.3 million at December 31, 2018.

Comparative Cash Flows
The following table sets forth our cash flows for the periods indicated:

	For the Years Ended December 31,
	2019	2018	2017
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$223,481	$179,731	$255,170
Net cash used in investing activities	(260,991)	(163,784)	(124,480)
Net cash used in financing activities	(29,632)	(73,442)	(3,353)
Effect of exchange rate changes on cash and cash equivalents	(8,260)	(53,714)	(13,649)
(Decrease) increase in cash and cash equivalents	(75,402)	(111,209)	113,688
Operating Activities

	For the Years Ended December 31,
	2019	2018	2017
	(in thousands of U.S. dollars)
Net income attributable to Arcos Dorados Holdings Inc.	$79,896	$36,847	$129,166
Non-cash charges and credits	117,498	121,448	60,926
Changes in assets and liabilities	26,087	21,436	65,078
Net cash provided by operating activities	223,481	179,731	255,170

For the year ended December 31, 2019, net cash provided by operating activities was $223.5 million, compared to $179.7 million in 2018. The $43.8 million increase is attributable to the increase in net income and the positive change in assets and liabilities of $47.7 million and a decrease of non-cash charges of $4.0 million.
For the year ended December 31, 2018, net cash provided by operating activities was $179.7 million, compared to $255.2 million in 2017. The $75.4 million decrease is attributable to the decrease in net income and a negative change in assets and liabilities of $136.0 million and a positive change of non-cash charges of $60.5 million.
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
The following table presents our cash (used in) provided by investing activities by type:

	For the Years Ended December 31,
	2019	2018	2017
	(in thousands of U.S. dollars)
Property and equipment expenditures	$(265,235)	$(197,041)	$(174,766)
Purchases of restaurant businesses paid at acquisition date	(2,658)	—	(870)
Proceeds from sales of property and equipment and related advances	3,340	2,891	61,983
Proceeds from sales of restaurant businesses and related advances	4,818	10,158	10,407
Recovery (acquisitions) of short-term investments	—	19,588	(19,588)
Others, net	(1,256)	620	(1,646)
Net cash used in investing activities	(260,991)	(163,784)	(124,480)
The following table presents our property and equipment expenditures by type:

	For the Years Ended December 31,
	2019	2018	2017
	(in thousands of U.S. dollars)
New restaurants	$88,427	$55,982	$41,557
Existing restaurants	149,681	107,202	105,396
Other(1)	27,127	33,857	27,813
Total property and equipment expenditures	265,235	197,041	174,766

(1)	Primarily corporate equipment and other office expenditures.
In 2019, net cash used in investing activities was $261.0 million, compared to $163.8 million in 2018. This $97.2 million increase was primarily attributable to an increase in property and equipment expenditures of $68.2 million, the recovery of short-term investments in 2018 for $19.6 million, a decrease in proceeds from sale of restaurant businesses and related advances of $5.3 million, the purchases of restaurant businesses for $2.7 million and a decrease in other investing activities of $1.9 million. This was partially offset by the increase in proceeds from sales of property and equipment and related prepayments of $0.4 million.
Property and equipment expenditures increased by $68.2 million, from $197.0 million in 2018 to $265.2 million in 2019. The increase in property and equipment expenditures is explained by an increase in investment in new restaurants of $32.4 million, as well as in existing restaurants of $42.5 million, and a decrease in corporate equipment and other office expenditures of $6.7 million. In 2019, we opened 90 restaurants and closed 20 restaurants.
Proceeds from sales of restaurant businesses and related advances decreased by $5.3 million, mainly as a result of a lower rate of conversion of company-operated restaurants into franchised restaurants in 2019 compared with 2018.
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
Property and equipment expenditures increased by $22.3 million, from $174.8 million in 2017 to $197.0 million in 2018. The increase in property and equipment expenditures is explained by an increase in investment in new restaurants of $14.4 million and an increase in investment in existing restaurants, $13.9 million, partly offset by a decrease in corporate equipment and other office expenditures of $6.0 million. In 2018, we opened 70 restaurants and closed 35 restaurants.
Proceeds from sales of property and equipment and related advances decreased by $59.1 million to $2.9 million in 2018, as compared to 2017, primarily as a consequence of a decrease in sales from the Company’s asset monetization plan.

Financing Activities

	For the Years Ended December 31,
	2019	2018	2017
	(in thousands of U.S. dollars)
Repayment of 2016 Secured Loan Agreement	$—	$—	$(169,511)
Dividend payments to Arcos Dorados Holdings Inc. shareholders	(22,425)	(20,937)	—
Net payment of derivative instruments	—	—	(40,822)
Purchase of 2023 Notes	—	—	(48,885)
Issuance of 2027 Notes	—	—	265,000
Treasury stock purchases	(13,965)	(46,035)	—
Net short-term borrowings	13,159	—	—
Other financing activities	(6,401)	(6,470)	(9,135)
Net cash used in financing activities	(29,632)	(73,442)	(3,353)

Net cash used in financing activities was $29.6 million in 2019, compared to $73.4 million used in 2018. The $43.8 million decrease in the amount of cash used in financing activities was primarily attributable to lower purchase of treasury stock amounting to $32.1 million and issuance of short-term debt for $13.2 million.

Net cash used in financing activities was $73.4 million in 2018, compared to $3.4 million used in 2017. The $70.1 million increase in the amount of cash used in financing activities was primarily attributable to the purchase of treasury stock amounting to $46.0 million and the payments of dividends of $20.9 million.
The 2016 Secured Loan Agreement
On March 29, 2016, our Brazilian subsidiary, Arcos Dourados Comércio de Alimentos Ltda. (“Arcos Comércio”), entered into a secured loan agreement with Citibank N.A., Bank of America, N.A., Itau BBA International plc, JPMorgan Chase Bank, N.A. and Banco Santander (Brasil) S.A., Cayman Islands Branch, as initial lenders, under which Arcos Comércio received total proceeds of $167.3 million (R$613.9 million as of the signing date).
On April 11, 2017, we repaid the Secured Loan Agreement, plus accrued and unpaid interest and certain transaction costs for a total of $169.7 million. In addition, on April 13, 2017 and April 17, 2017, we unwound the related derivative instruments for a total of R$122.7 million. These payments were made using the proceeds of the offering of the 2027 notes. For more information on the 2027 notes, see “The 2027 Notes.”
Revolving Credit Facilities
We and Arcos Dorados B.V. entered into revolving credit facilities in order to borrow money from time to time to cover our working capital needs and for other lawful general corporate purposes. Interest on each loan under these facilities is payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date on which the applicable loan was made.
On August 3, 2011, our subsidiary, Arcos Dorados B.V., entered into a committed revolving credit facility with Bank of America, N.A., as lender, for $50 million. We have renewed this loan annually since 2015, including most recently on August 2, 2019 for $25 million maturing on August 2, 2020, with an annual interest rate equal to LIBOR plus 2.40%.
As a result of the Company’s decision to change the exchange rates used for remeasurement of its bolivar-denominated assets and liabilities and operating results in Venezuela, we were not in compliance with the indebtedness to EBITDA ratio under the revolving credit facility as of June 30, 2014. At such date our consolidated indebtedness to EBITDA ratio was 2.73. On July 28, 2014, we reached an agreement with Bank of America, N.A. to change the consolidated net indebtedness to EBITDA ratio from 2.5 to 1 to 3.0 to 1. We subsequently amended the ratios in 2015 and 2016. On August 1, 2016, we amended the revolving credit facility, which resulted in changes to our net indebtedness to EBITDA ratio. As of the last day of the fiscal quarter ended September 30, 2016 the ratio changed to 3.25 to 1, and as of the last day of the fiscal quarter ended December 31, 2016, the ratio changed to 3.0 to 1.

On November 10, 2016, Arcos Dorados B.V. entered into a revolving credit facility with JPMorgan Chase Bank, N.A. for up to $25 million maturing on November 10, 2017. We renewed this revolving credit facility annually until its maturity in November 2019. On December 11, 2019, the Company entered into a substantially similar agreement with JPMorgan Chase Bank, N.A. for up to $25 million maturing on December 11, 2020. Each loan made to Arcos Dorados B.V. or the Company, as applicable, under this agreement bears interest at an annual rate equal to LIBOR plus 2.25%.
The obligations of Arcos Dorados B.V. and the Company under both revolving credit facilities are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. Furthermore, both agreements include customary covenants including, among others, restrictions on the ability of Arcos Dorados B.V., the Company, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws; and (vii) permit the consolidated net indebtedness to EBITDA ratio to be greater than 3.0 to 1. The revolving credit facilities provide for customary events of default, which, if any of them occurs, would permit or require the relevant lender to terminate its obligation to provide loans under the relevant revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.
As of December 31, 2019, the net indebtedness to EBITDA ratios for us and for Arcos Dorados B.V. were 1.66 and 0.95, respectively, and as such we were in compliance with such ratios. We expect to be in compliance with such ratios in the first quarter of 2020. However, as a result of the COVID-19 pandemic, we likely will be unable to meet such ratios in subsequent quarters if current conditions persist or worsen. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—The spread of COVID-19 has materially and adversely affected our business, results of operations and cash flows, and may continue to do so.”
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

On March 16, 2017, we announced the commencement of a second tender offer to purchase for cash up to $80 million aggregate principal amount of the properly tendered (and not validly withdrawn) outstanding 2023 notes (the “2017 Tender Offer”). As a result of the early settlement of the 2017 Tender Offer, we repurchased $45.3 million of the 2023 notes on April 5, 2017. The 2017 Tender Offer expired on April 12, 2017. As a result of the final settlement of the 2017 Tender Offer, we repurchased an additional $0.4 million of the 2023 notes on April 19, 2017. As of December 31, 2019, $348.1 million aggregate principal amount of the 2023 notes was outstanding.
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

The 2027 notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our subsidiaries. The 2027 notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of our and the 'guarantors' existing and future secured indebtedness to the extent of the assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of our subsidiaries that are not guarantors.

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
D.    Trend Information
Our business and results of operations have been impacted by increasingly negative macroeconomic and consumer trends in some of our main markets. We expect economic growth and consumption rates to decrease further in the near-term in 2020 as a result of the COVID-19 pandemic, which has caused us to close or reduce the operations of a significant percentage of our restaurants, led to a significant decline in sales and disrupted our supply chain. We expect these trends to continue until the COVID-19 pandemic is brought under control, which cannot be predicted at this time. We expect that these trends will lead to a significant decline in revenue and cash from operations beginning in mid-March 2020. Moreover, if the impacts of the COVID-19 pandemic become other than temporary, we may also need to consider it as an indicator of impairment in future quarters, which could further negatively impact our financial condition.

Moreover, in response to the COVID-19 pandemic and related disruption in regional and global economic activity, as of March 31, 2020 we had drawn $136 million of short-term indebtedness from our lines of credit, including $35 million from our committed revolving credit facilities, and we expect to continue to draw on our available lines as needed and until the COVID-19 pandemic is brought under control. As a result of the availability of our lines of credit and revolving credit facilities, we do not at this time expect an impact on our liquidity due to the availability of our lines of credit and revolving credit facilities. However, due to the negative impact of the COVID-19 pandemic on our results of operations since mid-March 2020, we may not meet our financial ratios under our lines of credit and revolving credit facilities in the future. While we expect to be in compliance with such ratios in the first quarter of 2020, we likely will be unable to meet such ratios in subsequent quarters if current conditions persist or worsen and will need to seek an amendment to our facilities or waivers from our lenders. If we are unable to obtain waivers for such non-compliance, we will be in default under our lines of credit and revolving credit facilities. In the case of our revolving credit facilities, any amounts drawn under such facilities may be declared immediately due and payable by the relevant lender, who may also terminate its obligation to provide loans under such agreements. In the case of the non-committed lines of credit, if we have previously drawn any amounts, then such amounts may be immediately due and payable to the relevant lender, subject to the terms of each non-committed line of credit. Any default under our lines of credit or revolving credit facilities and any inability to draw upon our non-committed lines of credit and revolving credit facilities in the future could have an adverse effect on our liquidity, working capital, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—The spread of COVID-19 has materially and adversely affected our business, results of operations and cash flows, and may continue to do so” and “—We use non-committed lines of credit to partially finance our working capital needs.”
Our business and results of operations have also recently experienced the following trends, which we expect will continue in the near term:

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

•	Nutrition & Healthier products: Growing interest for products that are perceived to be healthy. Consumers are looking for more information regarding nutritional facts and demanding healthier products.

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

•
Social unrest: Towards the end of 2019, there was a significant uptick in social unrest in several countries in which we operate. There were large social protests against inequality in many of these countries, and certain of our properties were damaged. Although social unrest had generally calmed down by the end of 2019 and most of our losses were covered by our insurance, any continuation of or increase in social unrest in 2020 could lead to further damage to our properties, a decline in sales or otherwise negatively impact our results.

•
Environmental Consciousness: Over the last few years, our customers have demonstrated a growing interest in sustainable practices, including as it relates to sourcing our ingredients and paper and packaging costs. In particular, movements such as the anti-plastic movement have gained momentum in recent years and caused us to make changes in the sourcing of our raw materials. We may need to make further changes in our supply chain and food and paper costs in the future in order to adequately respond to our customers’ focus on sustainability.

E.    Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements.
F.    Tabular Disclosure of Contractual Obligations
The following table presents information relating to our contractual obligations as of December 31, 2019.

	Payment Due by Period
Contractual Obligations	Total	2020	2021	2022	2023	2024	Thereafter
	(in thousands of U.S. dollars)
Finance lease obligations(1)	$9,383	$864	$787	$919	$427	$427	$5,959
Operating lease obligations	$1,660,260	149,369	140,667	133,459	128,213	124,138	984,414
Contractual purchase obligations(2)	$108,821	61,057	19,728	14,958	8,406	2,336	2,336
2023 and 2027 notes(1) (3)	$822,076	38,629	38,629	38,629	386,698	15,569	303,922
Other long-term borrowings(1)	$16,384	3,930	3,653	3,390	3,126	2,285	—
Derivative instruments	$(44,321)	9,908	8,834	7,663	(46,442)	1,278	(25,562)
Total	$2,572,603	$263,757	$212,298	$199,018	$480,428	$146,033	$1,271,069

(1)	Includes interest payments.

(2)
Includes automatic annual renewals, which contains only enforceable and legally binding unconditional obligations corresponding to prevailing agreements without considering future undefined renewals when the agreement is cancellable by us. This type of purchase obligation represents $21.0 million of contractual obligations for 2020 only.

(3)	Does not include the impact of the deferred financing costs and the net discount related to the issue of the 2023 notes.
The table set forth above excludes projected payments on our restaurant opening plans and reinvestment plans pursuant to the MFAs in respect of which we do not yet have any contractual commitments.
G.    Safe Harbor
See “Forward-Looking Statements.”
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Senior Management
Board of Directors
Our Board of Directors currently consists of eleven members, five of whom are independent directors. In case of a tie vote by the Board of Directors, the Executive Chairman will have the deciding vote. Our memorandum and articles of association authorize us to have eight members, and the number of authorized members may be increased or decreased by a resolution of shareholders or by a resolution of directors.

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
The classes are currently composed as follows:

•	Mr. Woods Staton, Mr. Gutiérrez, Mr. Alonso and Mr. Francisco Staton are Class I directors, whose term will expire at the annual meeting of shareholders to be held in 2021;

•	Mr. Hernández-Artigas,Mrs. Franqui, Mr. Rabach and Mrs. Presz Palmaka De Luca are Class II directors, whose term will expire at the annual meeting of shareholders to be held in 2022; and

•	Mr. Chu, Mr. Vélez and Mr. Fernández are Class III directors, whose term will expire at the annual meeting of shareholders to be held in 2020.
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
The following table presents the names of the members of our Board of Directors:

Name	Position	Age
Woods Staton	Executive Chairman	70
Marcelo Rabach(1)	CEO	50
Sergio Alonso(1)	Director	56
Annette Franqui	Director	58
Carlos Hernández-Artigas	Director	55
Michael Chu	Director	71
José Alberto Vélez	Director	70
José Fernández	Director	57
Ricardo Gutiérrez Muñoz	Director	76
Francisco Staton	Divisional President – Caribbean	39
Cristina Presz Palmaka De Luca	Director	52

(1)
Mr. Rabach was appointed as, and succeeded to the role of, Chief Executive Officer effective July 1, 2019. Mr. Alonso stepped down from his role as Chief Executive Officer effective as of the same date and remained a member of the Board of Directors.

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Dr. Luis Bonavita 1294, Office 501, WTC Free Zone, Montevideo, Uruguay (CP 11300) and Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB).

Woods Staton. Mr. Staton is our Executive Chairman. He was our Chairman and Chief Executive Officer from 2007 through October 2015. Mr. Staton holds an MBA from the International Institute for Management Development (IMD) in Switzerland and a Bachelor’s degree in economics from Emory University in Atlanta. As McDonald’s joint venture partner, Mr. Staton opened the first McDonald’s restaurant in Argentina in 1986 and later served as President of McDonald’s South Latin American Division. He founded Arcos Dorados in 2007 when he led a consortium of investors in the purchase of McDonald’s operations in Latin America. Mr. Staton is co-founder of Endeavor Argentina, an organization for promoting entrepreneurship. He is a member of the Latin America Advisory Board of Harvard Business School and is also a Board Member of the IMD Foundation in Lausanne, Switzerland. In addition, he serves as Chair of the Advisory Board of the Latin American Program at the Woodrow Wilson International Center for Scholars and is also on the Chairman’s International Advisory Council of the Americas Society/Council of the Americas.
Marcelo Rabach. Mr. Rabach, 50, has been our Chief Executive Officer since July 2019. Prior to his appointment, he was the Chief Operating Officer from August 2015 to July 2019, Divisional President for NOLAD from 2013 to August 2015, Vice President of Operations Development since 2012 and Divisional President in Brazil since 2008. He graduated with a degree in Business Administration from Universidad Argentina de la Empresa in 2002. He began his career at McDonald’s Argentina in 1990 and has over 20 years of line operations experience, starting as a crew employee and steadily advancing into larger operational roles. From 1999 until his appointment as McDonald’s Chief Operating Officer in Venezuela in 2005, Mr. Rabach was responsible for the operations, real estate, construction, human resources, local store marketing, and training and franchising of a region within Argentina, holding the positions of Operations Manager and Operations Director. He was the Chief Operating Officer in Venezuela from 2005 until 2008.
Sergio Alonso. Mr. Alonso has been a member of our board of directors since 2010. Mr. Alonso was our Chief Executive Officer from 2015 to 2019 and was, prior to his appointment as such, our Chief Operating Officer from 2007 to 2015. Prior to that, he was McDonald’s Divisional President in Brazil. He graduated with a degree in Accounting from Universidad de Buenos Aires in 1986. He began his career at McDonald’s as Accounting Manager and subsequently moved to the operations area, eventually being promoted to Vice President of Operations in six years. From 1999 until 2003, Mr. Alonso was involved in the development of the Aroma Café brand in Argentina. In addition, in July 2017, Mr. Alonso was appointed as a member of the board of directors of Loma Negra Compañía Industrial Argentina S.A., a leading cement producer in Argentina.
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
Carlos Hernández-Artigas. Mr. Hernández-Artigas has been a member of our board of directors since 2007 and is Chairman of the Compensation and Nomination Committee. He graduated from the Escuela de Derecho at Universidad Panamericana, in 1987 and University of Texas at Austin, School of Law in 1988. He received an MBA from IPADE in Mexico City in 1996. Mr. Hernández-Artigas worked as a lawyer for several years in Mexico and as a foreign attorney in Dallas, Texas and New York. He served as the General Counsel, Chief Legal Officer and Secretary of Panamco for ten years. He is an advisor at Big Sur Partners in Miami, Florida and is currently a board member of MAC Hospitales in Mexico and board member of iinside, a technology company in Anaheim, California.
Michael Chu. Mr. Chu has been an independent member of our board of directors since April 2011 and is a member of our Audit Committee. He graduated with honors from Dartmouth College in 1968 and received an MBA with highest distinction from the Harvard Business School in 1976. From 1989 to 1993, Mr. Chu served as an executive and limited partner in the New York office of the private equity firm Kohlberg Kravis Roberts & Co. From 1993 to 2000, Mr. Chu was with ACCION International, a nonprofit corporation dedicated to microfinance, where he served as President and CEO and participated in the founding and governance of various banks in Latin America. Mr. Chu currently holds an appointment as Senior Lecturer at the Harvard Business School, where he is the Faculty Chair for Latin America, and is Managing Director and cofounder of the IGNIA Fund, a venture capital firm dedicated to investing in commercial enterprises serving the emerging middle class and low-income populations in Mexico. He was a founding partner of, and continues to serve as Senior Advisor to, Pegasus Group, a private equity firm in Buenos Aires. He also serves on the board of Sealed Air Corporation (NYSE:SEE) and Takeoff Technologies, Inc, a private company in Boston, Massachusetts.

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
José Fernández. Mr. Fernandez has been a member of our board of directors since October 1, 2013 and is a member of the Compensation and Nomination Committee. Mr. Fernández was the Divisional President of operations for SLAD until 2013. Mr. Fernández is a Mechanical Engineer from Instituto Tecnológico Buenos Aires and began his career at McDonald’s in 1986. He held the positions of Development Director, Development Vice President and Managing Director of McDonald’s Argentina before becoming the Divisional President of operations of SLAD. In August 2019, Mr. Fernández was appointed as a member of the board of directors of Cencosud Shopping S.A. in Chile.
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
Francisco Staton. Mr. Francisco Staton has been a member of our board of directors since April 2018. Mr. Francisco Staton is Divisional President for the Caribbean. Prior to his appointment as such in 2019, he was Arcos Dorados’ Managing Director for Colombia, Aruba, Curaçao and Trinidad & Tobago. He joined the Arcos Dorados executive team in 2013 as Senior Manager of Business Development for our NOLAD Division. Prior to serving as Senior Manager of Business Development for our NOLAD Division, he held different operating roles within the organization and also worked as a consultant at the Boston Consulting Group office in Buenos Aires. He completed his undergraduate studies at Princeton University in 2003, and subsequently earned an MBA from Columbia Business School in 2010. He has served on the board of Princeton in Latin America since 2015. Mr. Francisco Staton is the son of our Executive Chairman, Woods Staton.
Cristina Presz Palmaka De Luca. Ms. Palmaka has been an independent member of our board of directors since November 12, 2019. Ms. Palmaka has been the Managing Director and President of SAP Brazil since October 2013. Ms. Palmaka also sits on the advisory board of Eurofarma. Ms. Palmaka holds an accounting degree from Fundação Álvares Penteado (Brazil) and received her MBA from Fundação Getúlio Vargas (Brazil). She also holds a master’s degree in International Business & Marketing from the University of Texas.
Executive Officers
Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Mr. Marcelo Rabach, our CEO, with broad experience in development, revenue, supply chain management, operations, finance, marketing, legal affairs, human resources, communications and training. Most of our executive officers have worked in the food service industry for several years. Many of the members of the management team have a long history with McDonald’s operations in Latin America and the Caribbean and with Mr. Rabach, as they have worked together as a team for many years. Our executive officers were appointed by our Board of Directors for an indefinite term.

The following table lists our current executive officers:

Name	Position	Initial Year of Appointment	At Arcos Dorados Since
Marcelo Rabach	Chief Executive Officer	2019	1990
Luis Raganato	Chief Operating Officer	2019	1991
Mariano Tannenbaum	Chief Financial Officer	2017	2008
Juan David Bastidas	Chief Legal Counsel	2010	2010
Paulo Camargo	Divisional President—Brazil	2015	2011
Alejandro Yapur	Divisional President—SLAD	2013	1986
Rogério Barreira	Divisional President—NOLAD	2015	1984
Francisco Staton	Divisional President—Caribbean	2019	2013
Sebastian Magnasco	Vice President of Development	2007	1994
Santiago Blanco	Chief Marketing and Digital Officer	2019	2019
Diego Benenzon	Vice President of Human Resources	2014	2009
José Valledor Rojo	Vice President of Supply Chain	2015	1990
Marlene Fernandez del Granado	Vice President of Government Relations	2011	2009
David Grinberg	Vice President of Corporate Communications	2018	2010
Marco Cordón	Chief Transformation Officer	2019	2019
Daniel Schleiniger	Vice President of Investor Relations	2020	2020*

* Mr. Schleiniger first joined Arcos in 2014 then left for 15 months in 2018 and rejoined Arcos in 2020.

The following is a brief summary of the business experience of our executive officers who are not also directors. Unless otherwise indicated, the current business addresses for our executive officers is Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB) and Dr. Luis Bonavita 1294, Office 501, WTC Free Zone, Montevideo, Uruguay.
Luis Raganato. Mr. Raganato, 49, has been our Chief Operating Officer since July 2019. Prior to his appointment as such, he was the Divisional President for the Caribbean, and before that, the General Director of Arcos Dorados in Peru. Mr. Raganato began his career at Arcos Dorados in 1991 as a Trainee in the Nuevocentro Shopping location in the province of Córdoba, Argentina and has held various positions in Operations Management over the years. Mr. Raganato holds a Bachelor’s degree in Business Administration from Instituto Aeronáutico de Argentina, a Master’s degree in Marketing and Business Development from Escuela Superior de Estudios de Marketing de Madrid and an MBA from Universidad de Piura, Peru.
Mariano Tannenbaum. Mr. Tannenbaum, 46, is our Chief Financial Officer. He joined Arcos Dorados in 2008 and has held several positions at the corporate level, with his last position being Senior Director of Corporate Finance. Previously, Mr. Tannenbaum had a long international career in Europe and the United States. He worked for the IFG Group in Switzerland, for Tyco International in Switzerland and Princeton, New Jersey and for Sabre Holdings in London. He began his career working for an economic consulting firm in Argentina as well as for the Argentine government, as part of the Ministry of Treasury and Public Finances. Mr. Tannenbaum has an economics degree from the Universidad de Buenos Aires, a Master’s in finance from the Universidad Torcuato Di Tella and an MBA with a concentration in finance from the London Business School.
Juan David Bastidas. Mr. Bastidas, 52, is our Chief Legal Counsel. He attended Universidad Pontificia Bolivariana in Colombia, where he received a Law Degree in 1989. He graduated in 1990 as a Business Law Specialist from the same university. He also pursued postgraduate studies in Business Administration at New York University, which he completed in 1994. He also graduated in 2000 from the International Business program at EAFIT University and from the Senior Management Program at Los Andes University, which he completed in 2009 in Colombia. He also attended the Executive Directors Training Program from IAE Business School in Argentina (2017). Mr. Bastidas worked from 1994 to 1995 as an international operations lawyer for Banco Industrial Colombiano (Bancolombia). He served as Chief Legal Counsel and Secretary of the board of directors of Interconexión Electrica S.A. E.S.P.–ISA from 1995 to 2010 before joining us in July 2010.

Paulo Camargo. Mr. Camargo, 51, was appointed Divisional President for Brazil in October 2015. Prior to Mr. Camargo’s promotion, he served as Vice President of Operations for the Brazil Division for four years. Mr. Camargo has over 20 years of experience in the consumer, retail and services industry. He has worked for companies such as PepsiCo, FASA Corporation and Iron Mountain across a variety of geographies. Before joining Arcos Dorados in 2011, he was President of the Spain Division at Iron Mountain. Mr. Camargo holds a postgraduate degree in Business Administration from Mackenzie University in São Paulo, and also holds an MBA from Universidad Europea de Madrid.
Alejandro Yapur. Mr. Yapur, 51, was appointed Divisional President of SLAD in July 2013. He began his career in 1986 as a crew member at the first McDonald’s restaurant in Argentina and had the opportunity to serve as Manager in the Marketing, Operations and Corporate Communications areas of Arcos Dorados in Argentina. In 2005 he was promoted to Managing Director of Uruguay and in 2007 became responsible for the Company’s Chilean operations. In 2011, Mr. Yapur became Regional Managing Director for the Southern Cone Region (Argentina, Chile and Uruguay) until 2013 when he was promoted to his current position. He holds a Master’s degree in Communications from Universidad Austral in Buenos Aires, Argentina. He has also received executive training from IAE Business School in Argentina, IPADE Business School in Mexico and IESE Business School in Spain. Mr. Yapur has also completed the Digital Business Management Program at the San Andres University in Buenos Aires.
Rogério Barreira. Mr. Barreira, 51, was appointed Divisional President for NOLAD in October 2015. Prior to Mr. Barreira’s promotion, he served as Vice President of Operations for the Brazil Division for four years. Mr. Barreira has over 35 years of experience at Arcos Dorados, acting in different key positions role in Brazil. Mr. Barreira has a Master in Business Administration from Foundation Getulho Vargas in Brazil and also holds a degree in Marketing and Business Planning from Anhembi-Morumbi University in Brazil. He also received executive training from IAE Business School in Argentina, IPADE Business School in Mexico.
Sebastian Magnasco. Mr. Magnasco, 50, is our Vice President of Development and served, prior to his appointment as such, in the same capacity in SLAD. He graduated with a degree in Engineering from Instituto Tecnológico Buenos Aires, in 1990. He began his career at McDonald’s in 1994 and held the positions of Real Estate & Equipment Director of Argentina and IT, Real Estate and Equipment Director of Argentina until his appointment as Vice President of Development of SLAD in 2005.
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
Diego Benenzon. Mr. Benenzon, 53, is our Vice President for Human Resources. He joined the Company in June 2009. He has extensive experience as an executive of high responsibility in multinational companies. He has also served as a senior consultant to various large companies and NGOs and has teaching experience. Mr. Benenzon graduated with a degree in psychology from Universidad John F. Kennedy and holds postgraduate degrees on strategic consultancy and organizational behavior from the Universidad de Buenos Aires. He also graduated from the Management Development Program at IAE Business School.
José Valledor. Mr. Valledor, 53, is our Vice President of Supply Chain. Prior to his appointment as such, he was Divisional President in Brazil. He joined us in 1990 as an assistant in the accounting department, and four years later he became Manager of that department. In 2005, he became Regional Operations Director, responsible for the markets of Uruguay, Paraguay and Argentina. Two years later, he became Argentina’s General Director while continuing to supervise the market operations in Uruguay, Chile and Paraguay. Mr. Valledor Rojo has a degree in Business Administration and a postgraduate degree from the Instituto de Altos Estudios (IAE) in Buenos Aires, Argentina.
Marlene Fernandez. Ms. Fernandez, 58, is Corporate Vice President for Government Relations. Prior to joining Arcos Dorados in 2009, she served as an elected Member of the House of Representatives in Bolivia where she held various leadership positions, including Ambassador of Bolivia to the United States of America, Ambassador to the Organization of American States, Ambassador to the Government of Italy and Representative of Bolivia to different specialized agencies of the United Nations. She was also Bureau Chief and Main Political Correspondent for CNN Spanish in Washington, D.C. Ms. Fernandez holds a Master of Science in Broadcast Journalism from Boston University, graduated Summa Cum Laude from the Universidad Argentina John. F. Kennedy and has completed courses in Finance for Executives, Strategic Communications, Conflict Resolution and Negotiations in Conflict at Harvard University.

David Grinberg. Mr. Grinberg, 41, is our Vice President of Corporate Communications.  Mr. Grinberg joined Arcos Dorados in 2010, after leading the Communications division at Samsung and serving as Sports Marketing Head and, later, as Corporate Communications Director, Brazil Division of Nike. Mr. Grinberg holds a Bachelor’s Degree in Social Communication from FIAM and a Master’s Degree in Corporate Communication & Public Affairs from the Cásper Líbero Foundation.
Marco Cordón. Mr. Cordón, 51, was appointed as our Chief Technology Officer in October 2019. Mr. Cordón has more than 30 years of experience in the restaurant industry, and held various leadership positions at McDonald’s Mesoamerica, which covers Guatemala, El Salvador, Honduras and Nicaragua, between 1997 and 2019, including Operations Manager, Director of Operations and Vice President from 2013 to 2019. Mr. Cordón holds a degree in Industrial engineering from the University of San Carlos de Guatemala and an MBA from Pontificia Universidad Católica de Chile.
Daniel Schleiniger. Mr. Schleiniger, 46, is our Vice President of Investor Relations. He joined Arcos Dorados in 2014 and, after leaving us for fifteen months to serve as Vice President of Investor Relations for BrightView Holdings, Inc., Mr. Schleiniger rejoined the Company in January 2020. Prior to joining Arcos Dorados, he worked at the Cisneros Group from 2000 to 2014, holding progressively more senior roles within investor relations, finance and treasury. Mr. Schleiniger’s experience also includes equity research at Morgan Stanley corporate banking with Unibanco and consulting work for Wharton Econometric Forecasting Associates (WEFA) in Philadelphia. He holds a Bachelor of Science degree in chemistry as well as an MBA with a concentration in finance, both from the University of Delaware.
B.    Compensation
Long-term and Equity Incentive Plans
Equity Incentive Plans
The 2011 Plan
In March 2011, we adopted an equity incentive plan (the “2011 Plan”), to attract and retain the most highly qualified and capable professionals and to promote the success of our business. The 2011 Plan is being used to reward certain employees for the success of our business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of share (also referred to as stock) options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by our Board.
The maximum number of shares that may be issued under the 2011 Plan is 5,238,235 Class A shares, equal to 2.5% of our total outstanding class A and class B shares immediately following our initial public offering on April 14, 2011. In 2018, 494,775 Class A shares were issued pursuant to the 2011 Plan.
We carried out a special grant of stock options and restricted share units in 2011 in connection with our initial public offering, which are fully vested. We also made recurring grants of stock options and restricted share units in each of the fiscal years from 2011 to 2019 (from 2015 to 2019 only restricted share units). Units granted from 2011 to 2014 are fully vested. Both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries, except for the 2019 award which vests on May 10, 2020. In the event of death, disability or retirement of the employee, any unvested portion of the annual award will fully vest. For all grants, each stock option granted represents the right to acquire one Class A share at it’s a strike price equal to fair market value, while each restricted share unit represents the right to receive one Class A share when vested.
The following table shows unvested restricted share units as of December 31, 2019:

Date of the grant	Restricted share units
May 8, 2015	99,604
May 10, 2016	220,566
May 10, 2017	186,455
May 10, 2018	396,214
May 10, 2019	35,000

In addition, although all of the stock options issued under the 2011 Plan have vested, 247,440 stock options issued in 2013 and 2014 remain outstanding and unexercised.
We issued 470,558 Class A shares during 2019, of which 10,870 were related to the partial vesting of restricted share units issued in 2018.
We currently intend to make the 2020 annual grant under the 2011 Plan during the second quarter of 2020.
Phantom RSU Award

In May 2019, the Company implemented a new long-term incentive plan (the “Phantom RSU Plan”) to provide employees the opportunity to share in the success of the Company. Through this plan, the Company issues phantom restricted share units (“Phantom RSUs”). When vested, Phantom RSUs entitle the employee to a cash payment equal to the closing price of one Class A shares on the date of vesting, including any dividends declared and paid on the Class A shares, if any, since the grant date.

There are two types of Phantom RSUs. Type one Phantom RSUs vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years. Type two Phantom RSUs vest 100% on the fifth anniversary of the grant date. In the event of death, disability or retirement of the employee, any unvested portion of the annual amount will fully vest. The grant-date stock price of both types of grants was $6.78. The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The total compensation cost as of December 31, 2019, relating to the Phantom RSUs amounted to $2.2 million and is recorded under “General and administrative expenses” within the consolidated statement of income. The accrued liability is remeasured at the end of each reporting period until settlement.

The following table shows Phantom RSUs issued as of December 31, 2019:

Date of the grant	Phantom RSU, Type 1	Phantom RSU, Type 2
May 10, 2019	454,365	1,207,455
See Note 17 to our consolidated financial statements for additional information.
We intend to make an annual grant of Phantom RSUs in the second quarter of 2020.
Compensation of Directors and Officers
General
The approximate aggregate annual total cash compensation for our executive officers in 2019, including to Mr. Alonso for his service as CEO until July 2019, was $9.5 million. The approximate annual total cash compensation for our directors in 2019 was $1.0 million. We also issued an aggregate of 35,000 RSUs to our directors in 2019.

We have not entered into any service contracts with our directors to provide for benefits upon termination of employment

C.    Board Practices
Our Committees
Audit Committee
Our audit committee consists of three directors, Mr. Chu (chairman of the committee), Mr. Vélez and Mr. Gutiérrez, who are independent within the meaning of the SEC and NYSE corporate governance rules applicable to foreign private issuers. Our Board of Directors has determined that Mr. Chu, Mr. Vélez and Mr. Gutiérrez are also “audit committee financial experts” as defined by the SEC.
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
Compensation and Nomination Committee
Our compensation and nomination committee consists of Mr. Hernández-Artigas (chairman of the committee), Ms. Franqui and Mr. José Fernández. Pursuant to its charter, the compensation and nomination committee is responsible for, among other things:

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
As of December 31, 2019, we had a total of approximately 80,855 employees in Company-operated restaurants and staff throughout the Territories. Of this number, 82% were crew, 15% were restaurant managers and the remainder were professional staff. Approximately 41% of our employees were located in Brazil.
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

The following table illustrates the distribution of our employees by division and employee category as of December 31, 2019.

Division	Crew	Restaurant Managers	Professional Staff	Total
Brazil	26,980	5,681	746	33,407
Caribbean division	8,189	1,430	418	10,037
NOLAD	8,186	2,099	479	10,764
SLAD	23,058	2,820	469	26,347
Corporate and other	-	-	300	300
Total	66,413	12,030	2,412	80,855

Restaurant managers are responsible for the daily management of our restaurants. As such, we have a comprehensive training program for them that is focused on customer management practices, food preparation and other operational procedures. Standards are taught and continuously reinforced through the use of such training programs. We also use performance measurements on a continual basis, both internally and externally in connection with all our restaurants. Our internal on-site visit restaurant operations improvement process evaluates operational standards, which are compared globally to assure continuous improvement. We also contract third parties, which we refer to as third-party shoppers, to visit our restaurants anonymously and report on our performance. Our external third-party shopper measurements and customer satisfaction opportunity reports help maintain our competitiveness. In addition, Hamburger University provides restaurant managers, mid-managers and owner/operators with training on best practices in different aspects of our business. In 2019, approximately 17,723 people attended different courses or events, in person or online, organized by Hamburger University in areas such as restaurant and customer management, sales and accounting.
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

Shareholder	Class A Shares	Percentage of Outstanding Class A Shares(1)	Class B Shares	Percentage of Outstanding Class B Shares(1)	Total Economic Interest(1)	Total Voting Interest(1) (2)
Los Laureles Ltd.(3)(4)	—	—	80,000,000	100.00%	39.20%	76.33%
Woods Staton(4)	828,955	0.67%	—	—	0.41%	0.16%
Sergio Alonso	*	*	—	—	*	*
Annette Franqui	*	*	—	—	*	*
Carlos Hernández-Artigas	*	*	—	—	*	*
Juan David Bastidas	*	*	—	—	*	*
José Valledor Rojo	*	*	—	—	*	*
José Fernandez	*	*	—	—	*	*
Marcelo Rabach	*	*	—	—	*	*
Mariano Tannenbaum	*	*	—	—	*	*
Sebastian Magnasco	*	*	—	—	*	*
Diego Benenzon	*	*	—	—	*	*
Marlene Fernandez	*	*	—	—	*	*
Luis Raganato	*	*	—	—	*	*
Rogério Barreira	*	*	—	—	*	*
Alejandro Yapur	*	*	—	—	*	*
Paulo Camargo	*	*	—	—	*	*
Dan Gertsacov(5)	*	*	—	—	*	*
Santiago Blanco	*	*	—	—	*	*
David Grinberg	*	*	—	—	*	*
Francisco Staton	*	*	__	__	*	*
Marco Cordón	*	*	__	__	*	*
Daniel Schleiniger	*	*	__	__	*	*

*	Each of these directors and officers beneficially owns less than 1% of the total number of outstanding class A shares.

(1)	Percentages are based on 124,070,029 Class A shares issued and outstanding as of the date of this annual report and exclude 7,993,602 Class A shares issued and held in treasury.

(2)	Class A shares are entitled to one vote per share and class B shares are entitled to five votes per share.

(3)	Los Laureles Ltd. is beneficially owned by Mr. Woods Staton, our Executive Chairman. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.”

(4)
In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Woods Staton beneficially owns 828,955 class A shares (includes 30,784 shares of common stock issuable upon exercise of stock options, 113,150 restricted share units that have vested or will vest within 60 days of this annual report and excludes 55,908 unvested restricted share units) directly, and indirectly through Chablais Investments S.A. (“Chablais”). Of these 828,955 class A shares, Chablais has pledged an aggregate of 684,971 shares for the benefit of JPMorgan Chase Bank, N.A., in connection with a financing transaction. On a combined basis, Mr. Woods Staton is the beneficial owner of an aggregate of 39.61% of the total economic interests of Arcos Dorados and 76.49% of its total voting interests. The address of Mr. Woods Staton is Mantua No. 6575 (esquina Potosí), Montevideo, Uruguay 11500. The address of Chablais is Level 1, Palm Grove House, Wickham’s Cay 1, Road Town, Tortola, BVI.

(5)	Resigned from his role effective March 1, 2019.

As of the date of this annual report, our 17 officers had been granted (i) a total of 978,325 restricted share units and 54,919 stock options at an exercise price of $14.31 per share pursuant to the 2011 Plan. For more information, see “—B. Compensation—Long-term and Equity Incentive Plans” above. Our non-executive directors had been granted a total of 35,000 restricted share units, 66,888 stock options at an exercise price of $14.31 and 176,768 options at an exercise price of $8.58 per share per share pursuant to the 2011 Plan.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue a maximum of 420,000,000 class A shares, no par value per share, and 80,000,000 class B shares, no par value per share. Each of our class A shares entitles its holder to one vote. Each of our class B shares entitles its holder to five votes. Los Laureles Ltd., our controlling shareholder, owns 39.61% of our issued and outstanding share capital, and 76.49% of our voting power by virtue of its ownership of 100% of our class B shares. The following table presents the beneficial ownership of our shares as of the date of this annual report:

Shareholder	Class A Shares	% of Outstanding Class A Shares	Class B Shares(1)	% of Outstanding Class B Shares(1)	Total Economic Interest(1)	Total Voting Interest(1) (2)
Los Laureles Ltd(3)(4)	—	—	80,000,000	100.0%	39.20%	76.33%
Woods Staton(4)	828,955	0.67%	—	—	0.41%	0.16%
William H. Gates III(5)	11,641,400	9.38%	—	—	5.70%	2.22%
Invesco Ltd.(6)	8,612,670	6.94%	—	—	4.22%	1.64%
TIAA-CREF Investment Management, LLC (7)	11,838,125	9.54%	—	—	5.80%	2.26%
Teachers Advisors, LLC (8)	8,722,405	7.03%	—	—	4.27%	1.66%
International Value Advisers, LLC (9)	2,379,000	1.92%			1.17%	0.45%
Public	80,047,474	64.52%	—	—	39.23%	15.27%
Total(11)	124,070,029	100.00%(10)	80,000,000	100.00%	100.00%	100.00%(10)

(1)	Percentages are based on 124,070,029 Class A shares issued and outstanding as of the date of this annual report and exclude 7,993,602 Class A shares issued and held in treasury.

(2)	Class A shares are entitled to one vote per share and class B shares are entitled to five votes per share.

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

(4)
In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Woods Staton beneficially owns 828,955 class A shares (includes 30,784 shares of common stock issuable upon exercise of stock options, 113,150 restricted share units that have vested or will vest within 60 days of this annual report and excludes 55,908 unvested restricted share units) directly, and indirectly through Chablais Investments S.A. (“Chablais”). Of these 828,955 class A shares, Chablais has pledged an aggregate of 684,971 shares for the benefit of JPMorgan Chase Bank, N.A., in connection with a financing transaction. On a combined basis, Mr. Woods Staton is the beneficial owner of an aggregate of 39.61% of the total economic interests of Arcos Dorados and 76.49% of its total voting interests. The address of Mr. Woods Staton is Mantua No. 6575 (esquina Potosí), Montevideo, Uruguay 11500. The address of Chablais is Level 1, Palm Grove House, Wickham’s Cay 1, Road Town, Tortola, BVI.

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

(6)
Invesco Ltd. filed with the SEC a Schedule 13G/A dated February 11, 2020. Based solely on the disclosure set forth in such Schedule 13G/A, Invesco Ltd. has sole voting power with respect to 8,612,670 class A shares and sole dispositive power with respect to 8,612,670 class A shares. The address of Invesco Ltd. is 1555 Peachtree Street NE, Suite 1800, Atlanta, GA 30309.

(7)
TIAA-CREF Investment Management, LLC filed with the SEC a Schedule 13G/A dated February 14, 2020. Based solely on the disclosure set forth in such Schedule 13G/A, TIAA-CREF Investment Management, LLC has sole voting power with respect to 11,814,337 class A shares and sole dispositive power with respect to 11,814,337 class A shares. In addition, an affiliate of TIAA-CREF Investment Management, LLC, Nuveen Asset Management, has sole voting power and sole dispositive power with respect to 13,788 class A shares. The address of TIAA-CREF Investment Management, LLC is 730 Third Avenue, New York, NY 10017-3206.

(8)
Teachers Advisors, LLC filed with the SEC a Schedule 13G/A dated February 14, 2020. Based solely on the disclosure set forth in such Schedule 13G/A, Teachers Advisors, LLC is the investment adviser to three registered investment companies and has sole voting power with respect to 8,722,405 class A shares and sole dispositive power with respect to 8,722,405 class A shares. The address of Teachers Advisors, LLC is 730 Third Avenue, New York, NY 10017-3206.

(9)
International Value Advisers, LLC filed with the SEC a Schedule 13G/A dated February 13, 2020. Based solely on the disclosure set forth in such Schedule 13G/A, International Value Advisers, LLC has sole voting power with respect to 2,210,768 class A shares and sole dispositive power with respect to 2,379,00 class A shares. The address of International Value Advisers, LLC is 717 Fifth Avenue, 10th Floor, New York, New York, 10022.

(10)	Numbers do not sum to 100% due to the effects of rounding.

(11)	Excludes 7,993,602 Class A shares issued and held in treasury.
As of April 24, 2020, there were 8 class A shareholders of record. We believe the number of beneficial owners is substantially greater than the number of record holders because a large portion of class A shares is held in “street name” by brokers.
Los Laureles Ltd.
Los Laureles Ltd. is our controlling shareholder and is beneficially owned by Mr. Woods Staton, our Executive Chairman. Los Laureles Ltd. currently owns 39.20% of the economic interests of Arcos Dorados and 76.33% of its voting interests. Los Laureles Ltd. has established a voting trust with respect to the voting interests in us held by Los Laureles Ltd. Los Laureles Ltd. is the beneficiary of the voting trust. The voting trust exercises the vote of the class B shares through a voting committee, which consists of only Mr. Woods Staton. The decision of the voting committee must be approved by Los Laureles (PTC) Limited, a British Virgin Islands company that is a wholly owned subsidiary of Los Laureles Limited. Mr. Woods Staton is the sole director of Los Laureles (PTC) Limited. Without the consent of McDonald’s, Mr. Woods Staton may add any one or more of his descendants, certain other relatives, any board member of Arcos Dorados and the chief executive officer, chief operating officer or chief financial officer of Arcos Dorados to the committee.
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
During 2019, we incurred $38,658 million in total distribution fees payable to Axionlog, which accounted for approximately 4% of our total food and paper costs.
See Note 25 to our consolidated financial statements for details of the outstanding balances and transactions with related parties as of December 31, 2019 and 2018 and for the fiscal years ended December 31, 2019, 2018 and 2017.
Employment of Francisco Staton
Mr. Francisco Staton, Woods Staton’s son, is Arcos Dorados’ President of the Caribbean Division and a member of our board of directors. For his services as President of the Caribbean Division, Francisco Staton receives customary compensation and benefits commensurate with his level of responsibility within the Company. His compensation package is aligned with the compensation packages of similar positions in other companies in Colombia, according to external compensation surveys. Francisco Staton was appointed as a Board Member, Class I, at our Annual General (Shareholders) Meeting held on April 24, 2018.
C.    Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A.    Consolidated Statements and Other Financial Information
Financial statements
See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with U.S. GAAP.
Legal Proceedings
Puerto Rican Franchisees
In January 2007, several Puerto Rican franchisees filed a lawsuit against McDonald’s Corporation and certain subsidiaries, which the Company purchased during the acquisition of the LatAm business (the “Puerto Rican franchisees lawsuit”). The lawsuit sought declaratory judgment and damages in the amount of $66.7 million plus plaintiffs’ attorney’s fees in connection with the alleged breach by the Company of the Dealers’ Act of Puerto Rico, which limited the grounds under which a principal may refuse to renew or terminate a distribution contract. The complaint also sought preliminary and permanent injunctions to restrict the Company from declining to renew the plaintiffs’ agreements except for just cause, and to prohibit the Company from opening restaurants or kiosks within a three-mile radius of a franchisee’s restaurant. In September 2008, the Company filed a counter-suit requesting the termination of the franchise agreements with these franchisees due to several material breaches. The case went to trial in the Court of First Instance in 2012 and at the end of 2014 the plaintiffs finalized their presentation of evidence. At that time, the Company filed a Motion of Non Suit seeking to dismiss the case. Although our assessment of the probability of loss was remote, on December 28, 2019 and March 31, 2020 we reached confidential settlement agreements with Puerto Rican franchisees finalizing all controversies and disputes among the parties. Because certain of these agreements were reached during the COVID-19 outbreak, we have been unable to file the final documentation to end the proceedings because the courts are closed in Puerto Rico. However, we will file such documentation and officially close these proceedings as soon as the courts reopen.

During 2014, another franchisee filed a complaint (the “related Puerto Rican franchisee lawsuit”) against us and McDonald’s USA, LLC (a wholly owned subsidiary of McDonald’s Corporation), asserting a very similar claim to the one filed in the Puerto Rican franchisees lawsuit. The claim sought declaratory judgment and damages in the amount of $30 million plus plaintiff’s attorney’s fees. As of December 28, 2019, we reached a confidential settlement agreement with the Puerto Rican franchisee finalizing all controversies and dispute among us.

On March 26, 2010, we filed a collection claim against Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by our franchisees that meets periodically to coordinate the development of promotional and marketing campaigns, for the reimbursement of the monetary contribution made during August 2007. On June 15, 2010, PROA, also known as the cooperative, filed a third party complaint and counterclaim (the “PROA claim”) against us and other third party defendants in the amount of $31 million. On June 9, 2014, after several motions for summary judgment duly filed and opposed by the parties, the Court entered a “Partial Summary Judgment and Resolution” in favor of PROA, before initiating the discovery phase, that requires us to participate and contribute funds to the association. However, the Court did not specify any amount for which we should be held liable due to its preliminary and interlocutory nature and the lack of discovery conducted regarding the amounts claimed by the plaintiffs. By means of a Motion to Reconsider, we opposed such determination. In December 2018, the First Instance Court confirmed this determination, and we filed a Writ of Certiorari in the Court of Appeals. In July 2019, the Court of Appeals overturned the Court of First Instance’s summary judgment in favor of PROA. PROA filed an appeal of such determination with the Puerto Rico Supreme Court, which was denied by the Court and PROA filed a reconsideration which was also denied. Although our assessment of the probability of loss was remote, on December 28, 2019 and March 31, 2020 we reached confidential settlement agreements with Puerto Rican franchisees, sole members of PROA, finalizing all controversies and disputes among the parties. Because certain of these agreements were reached during the COVID-19 outbreak, we have been unable to file the final documentation to end the proceedings because the courts are closed in Puerto Rico. However, we will file such documentation and officially close these proceedings as soon as the courts reopen.
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
We settled all of the pending claims with the Labor Prosecutor’s Office in March 2013, other than the claim to guarantee the payment of the minimum wage independently of working hours. In connection with the payment of the minimum wage, the Labor Court denied this plea.
In parallel with the judicial case, in December 2016, an administrative assessment of compliance with our 2013 settlement was initiated by a team composed of Labor Prosecutors. Additional audits of our compliance with the 2013 settlement were performed in relation to the period from March 2013 to March 2017, and we entered into a new settlement agreement in August 2018, which included paying a fine of R$7 million that was already paid. Subsequent to this, the Labor Prosecutor began a new investigation of our compliance with the 2018 settlement, in relation to the period of April 2017 to July 2018. The Labor Prosecutor concluded its investigation in 2019 and alleged that we were not in compliance with the 2018 settlement and owed an additional R$15.8 million in fines. We submitted a petition for review, including documentation defending our compliance with the settlement. In 2019, we entered into a new settlement with the Labor Prosecutor. As part of the settlement agreement, the additional fines previously imposed were waived and we agreed to use paper liners for one month on trays in our restaurants beginning in the second quarter of 2020 to further protect the health and safety of our employees.

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
The lawsuit is currently before the 22nd DF Labor Court in Brasilia. On March 27, 2017, the Labor Court entered a judgment rejecting all claims made by the coalition of labor unions and affirmed that the coalition was not able to prove its allegations. The coalition filed an appeal against it, and the Regional Labor Court determined to reopen the discovery phase for the parties to take depositions of witnesses, after which the 22nd DF Labor Court in Brasilia (first instance) will judge the claim again. We presented an appeal against this decision that was denied, and the discovery phase was reopened. A new discovery hearing was scheduled for May 4, 2020.
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
On October 18, 2010, we entered into a new agreement with the Labor Prosecutor’s Office in São Paulo, which maintained the previous commitments assumed by us in the TAC, but also included an obligation to annually pay R$1,300,000 (as adjusted on a yearly basis from 2011 to 2019) towards the financing of campaigns against child labor and to make a one-time contribution in the amount of R$1,500,000 to the São Paulo’s Medical University’s Foundation. Furthermore, according to the agreement, the company was required to file a schedule for the compliance with the obligations set forth in the TAC. The company has been in compliance with this agreement, and the final payment of the annual R$1,300,000 obligatory contribution to help finance campaigns against child labor was made in 2019. While we have paid all fines due under the agreement, our agreement with the Labor Prosecutor’s Office remains in effect and we must continue to comply with the other requirements thereunder.
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
Retained Lawsuits and Contingent Liabilities
We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of December 31, 2019 we maintained a provision for contingencies amounting to $38.8 million ($42.1 million as of December 31, 2018), which is disclosed net of judicial deposits amounting to $12.7 million ($13.6 million as of December 31, 2018) that we were required to make in connection with the proceedings. As of December 31, 2019, the net amount of $26.2 million included $24.1 million as a non-current liability. See Note 18 to our consolidated financial statements for more details.
Pursuant to the Acquisition, McDonald’s Corporation indemnifies us for certain Brazilian claims. As of December 31, 2019, the provision for contingencies included $1.6 million ($4.0 million as of December 31, 2018) related to Brazilian claims that are covered by the indemnification agreement. As a result, we have recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in our consolidated balance sheet.
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
As of December 31, 2019, there are certain matters related to the interpretation of tax and labor law for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $210 million and $227 million.
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
Since the Acquisition, we declared the following dividends (all dividends shown in the aggregate for all outstanding shares, other than per share figures):

•	a $10.2 million dividend paid on April 10, 2020 and dividends of $0.03 per share to be paid on each of August 13, 2020 and December 10, 2020;

•	a $10.2 million dividend and two $6.1 million dividends in 2019;

•	a $10.6 million and a $10.4 million dividend in 2018;

•	four $12.5 million dividends in 2014;

•	four $12.5 million dividends in 2013;

•	four $12.5 million dividends in 2012;

•	four $12.5 million dividends in 2011; and

•	a $40 million dividend with respect to our results of operations for fiscal year 2009.

The amounts and dates of future dividend payments, if any, will be subject to, among other things, the discretion of our Board of Directors. Accordingly, there can be no assurance that any future distributions will be made, or, if made, as to the amount of such distributions.
B.    Significant Changes
Except as otherwise disclosed in this annual report, we are not aware of any significant changes that have occurred since December 31, 2019.
ITEM 9. THE OFFER AND LISTING
A.    Offering and Listing Details
See “—C. Markets.”
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
As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue up to 420,000,000 class A shares and 80,000,000 class B shares. As of the date of this annual report, 124,070,029 class A shares and 80,000,000 class B shares are issued, fully paid and outstanding. In addition, 7,993,602 Class A shares are issued and being held in treasury.

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
We hold our McDonald’s franchise rights pursuant to the MFA for all of the Territories except Brazil, executed on August 3, 2007, as amended and restated on November 10, 2008 and as further amended on August 31, 2010, June 3, 2011 and March 17, 2016, entered into by us, LatAm, LLC (the “Master Franchisee”), our former wholly owned subsidiary Arcos Dorados Coöperatieve U.A., Arcos Dorados B.V., certain subsidiaries of the Master Franchisee, Los Laureles, Ltd. and McDonald’s. On March 21, 2018, Arcos Dorados Group B.V. (together with Arcos Dorados B.V. and us, the “Owner Entities”) replaced Arcos Dorados Coöperatieve U.A. as party to the MFA. On August 3, 2007, our subsidiary Arcos Dourados Comercio de Alimentos Ltda., or the Brazilian Master Franchisee, and McDonald’s entered into the separate, but substantially identical, Brazilian MFA, which was amended and restated on November 10, 2008.
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
The continuing franchise fee is paid, with respect to each calendar month, to McDonald’s in an amount generally equal to 7% of the U.S. dollar equivalent of the gross sales, as defined therein, of each of the McDonald’s restaurants in the Territories for that calendar month, minus, as applicable, a brand building adjustment. During the first 10 years of the MFAs, the brand building adjustment is 2% of the gross sales, for a net continuing franchise fee payment of 5% of the gross sales. During years 11 through 15 of the MFAs, the brand building adjustment will be 1% of the gross sales, for a net continuing franchise fee payment of 6%; and the brand building adjustment will be 0% thereafter, for a net continuing franchise fee payment of 7% of the gross sales. In addition, on January 25, 2017, McDonald’s Corporation agreed to provide growth support for the years 2017, 2018 and 2019. The impact of this support resulted in an effective royalty rate of 5.2% in 2017, 5.4% in 2018 and 5.5% in 2019. McDonald’s Corporation had previously agreed to provide growth support for the years 2020, 2021 and 2022. However, due to the business disruptions caused by the COVID-19 outbreak, we have agreed with McDonald’s to withdraw our previously-approved 2020-2022 restaurant opening plan and reinvestment plan. We do not expect to finalize a revised 2020-2022 plan at least until after the COVID-19 outbreak is under control. As a result, until we are able to finalize a revised 2020-2022 restaurant opening plan and reinvestment plan, we can make no assurances related to receiving growth support for 2020-2022.
We are responsible for collecting the continuing franchise fee from our franchisees and must pay that amount to McDonald’s. In the event that a franchisee does not pay the full amount of the fee or any of our subsidiaries are unable to transfer funds to us due to currency restrictions or otherwise, we are responsible for any resulting shortfall. In connection with the COVID-19 pandemic, McDonald's has agreed to defer all franchise fee payments, whether they are related to company-operated or franchisee-operated restaurants, for March, April, May and June 2020 sales until 2021. If we are unable to pay such franchise fees when they are due, or we have further difficulty meeting our obligations in coming months and are unable to obtain a similar deferral, we will be in default under the MFAs. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—Our financial condition and results of operations depend, to a certain extent, on the financial condition of our franchisees and their ability to fulfill their obligations under their franchise agreements,” “—Certain Factors Relating to Latin America and the Caribbean—We are subject to significant foreign currency exchange controls and depreciation in certain countries in which we operate” and “—Certain Factors Relating to Our Business—The spread of COVID-19 has materially and adversely affected our business, results of operations and cash flows, and may continue to do so.”
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
Restaurant Opening Plan and Reinvestment Plan
Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period during the term of the MFAs. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable three-year period, while the reinvestment plan specifies the amount we must spend reimaging or upgrading restaurants during the applicable three-year period. Prior to the expiration of the then-applicable three-year period we must agree with McDonald’s on a subsequent restaurant opening plan and reinvestment plan. We may also propose, subject to McDonald’s prior written consent, amendments to any restaurant opening plan and/or reinvestment plan to adapt to changes in economic or political conditions.
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
Advertising and Promotion Plan
Under the MFAs, we must develop and implement a marketing plan with respect to each Territory that must be approved in advance by McDonald’s. The MFAs require us to spend at least 5% of our gross sales on advertisement and promotion activities. In connection with the COVID-19 outbreak, we have agreed with McDonald's to reduce this spending requirement from 5% to 4% of our gross sales for the full year 2020. Our advertisement and promotion activities are guided by our overall marketing plan, which identifies the key strategic platforms that we aim to leverage in order to drive sales.
Insurance
Under the MFAs, we are required to acquire and maintain a variety of insurance policies with certain minimum coverage limits, including commercial general liability, workers compensation, “all risk” property and business interruption insurance, among others.
Call Option Right and Security Interest in Equity Interests of the Company
Under the MFAs, McDonald’s has the right, or Call Option, to acquire our non-public shares or our interests in one or more Territories upon: (i) the expiration of the initial term of the MFAs on August 2, 2027 if the initial term is not extended, (ii) the occurrence of a material breach of the MFAs or (iii) during the period of 12 months following the earlier of (x) the 18th month anniversary of the death or permanent incapacity of Mr. Woods Staton or (y) the receipt by McDonald’s of notice from Mr. Woods Staton’s heirs that they have elected to have the period of 12 months commence as of the date specified in the notice. McDonald’s generally has the right either to exercise the Call Option with respect to all of the Territories, or, in its sole discretion, with respect to the Territory or Territories identified by McDonald’s as being affected by such material breach or to which such material breach may be attributable except upon the occurrence of an initial material breach relating to any Territory or Territories in which there are less than 100 restaurants in operation. In such case, McDonald’s only has the right to acquire the equity interests of any of our subsidiaries in the relevant Territory or Territories. As of December 31, 2019, we had more than 100 restaurants in operation in each of Argentina, Brazil, Mexico and Venezuela. In Puerto Rico, we had 99 restaurants in operation, and no other Territory had more than 85 restaurants in operation.
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
Under the MFAs, we must maintain a fixed charge coverage ratio (as defined therein) at least equal to 1.50 and a leverage ratio (as defined therein) not in excess of 4.25. If we are unable to comply with our original commitments under the MFA or to obtain a waiver for any non-compliance in the future, we could be in material breach. Our breach of the MFA would give McDonald’s certain rights, including the ability to acquire all or portions of our business. See “—Material Breach.” As of December 31, 2019, our Fixed Charge Coverage Ratio was 1.86 and our Leverage Ratio was 3.77.
Arcos Dorados Financial Ratios under the MFA

	Quarter ended
	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
Leverage Ratio	4.07	3.83	3.76	3.83	3.77
Fixed Charge Coverage Ratio	1.70	1.83	1.86	1.80	1.86

Letters of Credit
As security for the performance of our obligations under the MFAs, we have obtained (i) on August 3, 2007, an irrevocable standby letter of credit in favor of McDonald’s in an amount of $65.0 million and later reduced to $45.0 million on October 30, 2015, issued by Credit Suisse acting as issuing bank through its Cayman Islands Branch, (ii) on May 9, 2011, an irrevocable standby letter of credit in favor of McDonald’s in an amount of $15.0 million, issued by Itaú Unibanco S.A. (“Itaú”), acting as issuing bank through its New York Branch, and (iii) on November 3, 2015, an irrevocable standby letter of credit in favor of McDonald’s in an amount of $20.0 million, issued by JPMorgan, acting as issuing bank through its New York Branch. The Credit Suisse, Itaú and JP Morgan letters of credit expire on November 10, 2022, April 24, 2021 and November 6, 2021, respectively, but we will be required by the MFAs to renew these letters of credit or obtain new standby letters of credit in the same amount.

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

The letter of credit that we obtained from JPMorgan effectively replaced the $20.0 million reduction in the Credit Suisse letter of credit.
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
Although we do not have any amounts outstanding under our letters of credit at this time, any default under the letters of credit would also result in a material breach of our obligations under the MFAs. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business—The spread of COVID-19 has materially and adversely affected our business, results of operations and cash flows, and may continue to do so.”

Termination
The MFAs automatically terminate without the need for any party to it to take any further action if any type of insolvency or similar proceeding in respect of us or any of the other Owner Entities commences.
In the event of the occurrence of certain material breaches, such as if we fail to comply with the reinvestment plan or restaurant opening plan, McDonald’s has the right to terminate the MFAs.
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
The 2023 Notes and the 2027 Notes
For a description of the 2023 notes and the 2027 notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”
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
The BVI has signed an intergovernmental agreement to improve international tax compliance and the exchange of information with the United States (the “U.S. IGA”). The BVI has also signed, along with over 100 other countries, a multilateral competent authority agreement to implement the Organisation for Economic Co-Operation and Development (OECD) Standard for Automatic Exchange of Financial Account Information - Common Reporting Standard (the “CRS”).
Amendments made to the Mutual Legal Assistance (Tax Matters) Act, 2003 (as amended) (the “2003 Act”) and orders have been made pursuant to the 2003 Act to give effect to the terms of the U.S. IGA and the CRS (together “AEOI”) under BVI law (the “BVI Legislation”).
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
Passive Foreign Investment Company Rules
We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our 2019 taxable year. However, because the application of the Treasury Regulations is not entirely clear and because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
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
Foreign Currency Exchange Rate Risk
Foreign Currency Exchange Rate Risk in 2019
We are exposed to foreign currency exchange rate risk primarily in connection with the fluctuation in the value of the local currencies of the countries in which we operate, primarily the Brazilian real, the Argentine peso and the Mexican peso, among others. We generate revenues and cash from our operations in local currencies while a significant portion of our long-term debt is denominated in U.S. dollars. An adverse change in foreign currency exchange rates would therefore affect the generation of cash flow from operations in U.S. dollars, which could negatively impact our ability to pay amounts owed in U.S. dollars. In order to partially mitigate the foreign exchange rate risk related to our long-term debt, we entered into certain derivative instruments. See Note 13 to our consolidated financial statements for more detail. Moreover, our continuing franchise fee payments to McDonald’s pursuant to the MFAs must be translated into and paid in U.S. dollars using the exchange rate of the last business day of the month, payable on the seventh day subsequent to each month-end. As such, in the intervening period we are subject to foreign exchange risk.
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
We are also exposed to foreign exchange risk related to U.S. dollar-denominated intercompany balances held by certain of our operating subsidiaries with our holding companies, and to foreign currency-denominated intercompany balances held by our holding companies with certain operating subsidiaries. Although these intercompany balances are eliminated through consolidation, a fluctuation in exchange rates could have a significant impact on our results through the recognition of foreign currency exchange losses in our consolidated income statement. To help mitigate some of these foreign currency exchange rate risks, we have entered into certain derivative instruments. See Note 13 to our consolidated financial statements for more details.

A depreciation of 10% in the value of the Brazilian real against the U.S. dollar would result in a net foreign exchange loss totaling $4.5 million over (i) the cross-currency interest rate swap used to partially hedge the intercompany loan receivable of Arcos Dorados B.V. denominated in Brazilian reais (R$115 million including accrued interest), (ii) the Brazilian reais-denominated intercompany net receivable held by our subsidiaries, Arcos Dorados B.V. and LatAm LLC (R$46 million including accrued interest), and (iii) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $9.5 million as of December 31, 2019. In addition, since July 1, 2018, when the functional currency of our Argentine subsidiaries was changed to Brazilian reais as result of the highly inflationary environment in Argentina, an appreciation of the Argentine peso against the Brazilian reais would result in a foreign currency exchange loss as a result of remeasuring of our net monetary liability position denominated in Argentine pesos.
An appreciation of 10% in the value of the Mexican peso against the U.S. dollar would result in a foreign exchange loss of $1.1 million, mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Mexico of $9.8 million as of December 31, 2019.
An appreciation of 10% in the value of the Uruguayan peso against the U.S. dollar would result in a foreign exchange loss of $6.2 million over the outstanding U.S. dollar-denominated intercompany net receivable held by our subsidiaries in Uruguay of $56 million as of December 31, 2019.
An appreciation of 10% in the value of the Costa Rican colones against the U.S. dollar would result in a foreign exchange loss of $5.8 million mainly related to the outstanding U.S. dollar-denominated intercompany net receivable held by our subsidiary in Costa Rica of $52.4 million as of December 31, 2019.
An appreciation of 10% in the value of the European euro against the U.S. dollar would result in a foreign exchange loss of $3.9 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Martinique of $35 million as of December 31, 2019.
A depreciation of 10% in the value of the Colombian peso against the U.S. dollar would result in a foreign exchange loss of $4.2 million mainly related to the outstanding U.S. dollar-denominated intercompany payable held by our subsidiary in Colombia of $46 million as of December 31, 2019.
A depreciation of 10% in the value of the Peruvian peso against the U.S. dollar would result in a foreign exchange loss of $1 million mainly related to the outstanding U.S. dollar-denominated intercompany payable held by our subsidiary in Peru of $11.6 million as of December 31, 2019.
Fluctuations in the value of the other local currencies against the U.S. dollar would not result in material foreign exchange gains or losses as of December 31, 2019 since there are no other significant intercompany balances exposed to foreign exchange risk.
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
Summary of Foreign Currency Exchange Rate Risk in 2018
A depreciation of 10% in the value of the Brazilian real against the U.S. dollar would result in a net foreign exchange loss totaling $7.2 million over (i) the intercompany loan receivable of Arcos Dorados B.V. denominated in Brazilian reais, partially offset by the cross-currency interest rate swap (R$964.2 million including accrued interest), (ii) the Brazilian reais-denominated intercompany net receivable held by our subsidiaries, Arcos Dorados B.V. and LatAm LLC (R$1,223.0 million including), and (iii) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $7.6 million as of December 31, 2018. In addition, from July 1, 2018, when the functional currency of our Argentine subsidiaries was changed to Brazilian reais as result of the highly inflationary environment in Argentina, through the end of 2018, an appreciation of the Argentine peso against the Brazilian reais would result in a foreign currency exchange loss as a result of remeasuring of our net monetary liability position denominated in Argentine pesos.
An appreciation of 10% in the value of the Mexican peso against the U.S. dollar would result in a foreign exchange loss of $2.0 million, mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Mexico of $17.6 million as of December 31, 2018.

An appreciation of 10% in the value of the Uruguayan peso against the U.S. dollar would result in a foreign exchange loss of $5.6 million over the outstanding U.S. dollar-denominated intercompany net receivable held by our subsidiaries in Uruguay of $50.5 million as of December 31, 2018.
An appreciation of 10% in the value of the Costa Rican colones against the U.S. dollar would result in a foreign exchange loss of $4.7 million mainly related to the outstanding U.S. dollar-denominated intercompany net receivable held by our subsidiary in Costa Rica of $42.5 million as of December 31, 2018.
An appreciation of 10% in the value of the European euro against the U.S. dollar would result in a foreign exchange loss of $3.3 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Martinique of $29.3 million as of December 31, 2018.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.    Material Modifications to Instruments
None.
B.    Material Modifications to Rights
None.
C.    Withdrawal or Substitution of Assets
None.
D.    Change in Trustees or Paying Agents
None.
E.    Use of Proceeds
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
A.     Disclosure Controls and Procedures
As of December 31, 2019, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2019 in ensuring that information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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
Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019, based on the guidelines set forth by the COSO.
Based on this assessment, management believes that, as of December 31, 2019, its internal control over financial reporting was effective based on those criteria.
Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, has audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2019.
C.     Attestation Report of the Registered Public Accounting Firm
Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, has audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2019, as stated in their report which appears below.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
ARCOS DORADOS HOLDINGS INC.:

Opinion on Internal Control over Financial Reporting

We have audited Arcos Dorados Holdings Inc.’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Arcos Dorados Holdings Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”) and our report dated March 18, 2020 expressed an unqualified opinion thereon.

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
March 18, 2020

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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table describes the amounts billed to us by the principal accountant, for audit and other services performed in fiscal years 2019 and 2018.

	2019	2018
	(in thousands of U.S. dollars)
Audit fees	$ 2,670	$2,414
Audit-related fees	21	21
Tax fees	273	342
All other fees	22	36

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
Audit-Related Fees
Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal years 2019 and 2018 and not reported under the previous category. These services would include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On May 22, 2018, our Board of Directors approved the adoption of a share repurchase program, pursuant to which the Company may repurchase from time to time up to $60 million of issued and outstanding Class A shares of the Company (the “Repurchase Program”). The Repurchase Program expired on May 22, 2019. As of February 15, 2019, the Company had repurchased 7,993,602 Class A shares amounting to $60 million.

Month of repurchase	Total number of Class A shares purchased	Average price paid per Class A share	Total number of Class A shares purchased as part of publicly announced plans or program	Approximate dollar value of Class A shares that may be purchased under the program
January, 2019	1,197,286	$8.48	1,197,286	$3,791,217
February, 2019	435,490	$8.68	435,490	$0
Total at end of period	1,632,776	$8.58	1,632,776	$0

(1) Amounts reflect commissions paid to the administrator of the repurchase program.
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

2.3*	Description of the Registrant’s Capital Stock.
3.1	Los Laureles Voting Trust, incorporated herein by reference to Exhibit 9.1 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
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

Exhibit No.	Description
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

4.29
Eighth Amendment to Credit Agreement dated as of August 3, 2018 among Arcos Dorados B.V., as borrower, as guarantors, and Bank of America, N.A., as lender, incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 26, 2019.

4.30*	Ninth Amendment to Credit Agreement dated as of August 2, 2019 among Arcos Dorados B.V., as borrower, as guarantors, and Bank of America, N.A., as lender.
4.31*	Credit Agreement dated as of December 11, 2019 among Arcos Dorados Holdings Inc., as borrower, certain subsidiaries of the borrower, as guarantors and JPMorgan Chase Bank, N.A., as lender.
4.32
Accession Agreement dated as of March 21, 2018 executed and delivered by Arcos Dorados Group B.V. pursuant to the Amended and Restated Master Franchise Agreement for McDonald’s Restaurants, dated November 10, 2008, incorporated by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 26, 2019.

8.1*	List of subsidiaries.
11.1
Standards of Business Conduct of the Company, incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 26, 2019.

12.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
13.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
15.1*	Consent of Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed with this Annual Report on Form 20-F.

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
Name: Mariano Tannenbaum
Title: Chief Financial Officer

Date: April 29, 2020

Arcos Dorados Holdings Inc.

Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ARCOS DORADOS HOLDINGS INC.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Arcos Dorados Holdings Inc. (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the company´s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 18, 2020, expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in note 3 to the consolidated financial statements, the Company changed its method of accounting for leases. The Company adopted Accounting Standard Codification Topic 842, Leases (“ASC 842”), on January 1, 2019. As explained below, auditing the Company’s leases accounting method change was a critical audit matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the account or disclosure to which they relate.

Adoption of New Lease Accounting Standard

Description of the Matter
As explained above and in Note 3 to the consolidated financial statements, the Company adopted Accounting Standard Codification Topic 842, Leases (“ASC 842”), on January 1, 2019. The adoption of ASC 842 resulted in the recognition of right of use assets and lease liabilities for thousands of $913,086 as of January 1, 2019. Management elected to adopt ASC 842 using the modified retrospective approach.

Certain aspects of adopting ASC 842 required management to exercise significant judgment. In particular, auditing management’s judgments involved in the determination of the lease term for a large volume of contracts in many jurisdictions and in estimating the incremental borrowing rate was complex and especially challenging.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the effectiveness of the Company’s internal controls around the implementation of the new guidance. For example, we tested controls over management’s review of the application of accounting policy elections to its portfolio of leases and over management’s review of the incremental borrowing rate (IBR) model.

To test the Company’s adoption of ASC 842, we performed audit procedures that included, among others, evaluating the completeness of the population of contracts that meet the definition of a lease under ASC 842, testing the assumptions made by management in determining the term of the contract based on the Company´s policy, and the accuracy of the Company’s calculations of right of use assets and lease liabilities. Additionally, we tested management’s model for estimating the IBRs, evaluating management’s methodology for developing the IBR and testing significant assumptions.

We also assessed the completeness of the related disclosures in Notes 3, 14 and 15 to the consolidated financial statements.

Impairment of long-lived assets for markets with impairment indicators

Description of the Matter
As of 31 December 2019, the carrying amount of long-lived assets is thousands of $1,919,412, including PPE, Leases right of use assets, net, and intangible assets. As a result of its impairment assessment exercise, the Company recorded a loss of thousands of $8,790, during 2019.

The Company operates in twenty countries in Latin America and the Caribbean with different economic and political circumstances. As explained in note 3 to the consolidated financial statements, management carries out an impairment assessment on long-lived assets annually that includes identifying the existence of impairment indicators at the country level. When impairment indicators are identified for any given country, an estimate of undiscounted future cash flows is prepared by the Company for each individual restaurant located in that country. The estimation of future cash flows requires management to make assumptions about the future business performance and other key inputs that entail significant judgments by management. These estimates can be significantly impacted by many factors, including changes in global and local business and economic conditions, operating costs, inflation, competition and consumer and demographic trends.

Auditing this area is especially challenging because the process of estimation of undiscounted future cash flows implies the determination of key assumptions that are complex and highly judgmental. The key assumptions used by management in the impairment calculation include country economic indicators projections of sales, margin growth rates, capital expenditures and useful lives of long-lived assets.

How We Addressed the Matter in Our Audit
We obtained an understanding and evaluated the design, and tested controls of the impairment calculation process. For example, we identified and tested the operating effectiveness of the Company’s controls around the consistency of the estimation model inputs with the accounting records and the evaluation of the key assumptions made by management.

To test management assessment of impairment of long lived assets our audit procedures included, amongst others, testing the macroeconomic variables used by management, such as inflation rates and GDP growth, assessing the consistency between the estimated cash flows in the model and the business plan approved by management, comparing the remaining life of fixed assets with the accounting records and the clerical accuracy of the computations. Additionally, we evaluated the valuation methods used by management, including the key assumptions used in determining the undiscounted future cash flows of each restaurant. We also involved our valuation services personnel to assist in evaluating the methodology and the key assumptions used in the future cash flows estimation by management. We also compared forecasts to business plans and previous forecasts of projected cash flows to actual results to assess management estimation process.

We also assessed the completeness of the related disclosures in Note 3 to the consolidated financial statements.

Tax and labor contingencies

Description of the Matter
The Company has operations in Brazil representing 47% of the revenues of the group for the year ended December 31,2019 and maintains a provision for tax and labor contingencies in that country that represents a 71% of the provision for contingencies balance of the group as of December 31, 2019. As described in Note 18, the Company assesses the likelihood of any adverse judgments in labor claims or outcomes on its tax positions, including income tax and other taxes, based on the technical merits of a tax position derived from legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position or labor claim.

Auditing the measurement of tax and labor contingencies related to certain claims and transactions was challenging because their measurement is complex, highly judgmental, and is based on interpretations of tax laws, case-law and jurisprudence and requires estimating the future outcome of individual claims.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls around identification of matters, evaluation of tax and labor opinions, and tested management’s review controls over the assumptions made in the estimation of provisions and related disclosures.

To test the labor and tax contingencies provision, our audit procedures included, amongst others, involving personnel with specialized knowledge to assess the technical merits of the Company’s tax positions; assessing the Company’s correspondence with the relevant tax authorities; evaluating third-party tax opinions obtained by the Company; separately corresponding with certain key external tax and legal advisors of the Company, inspecting the minutes of the meetings of the Audit Committee and Board of Directors; obtaining a confirmation letter from the group’s chief legal counsel and evaluating the application of relevant tax law in the Company’s determination of its provision. As part of our evaluation, we have considered historical information to assess the assumptions made by management in relation to the potential outcomes.

We also evaluated the completeness of Company’s disclosures included in Note 18 to the consolidated financial statements in relation to these matters.

/s/ Pistrelli, Henry Martin y Asociados S.R.L.

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global
We have served as the Company’s auditor since 2007.

Buenos Aires, Argentina
March 18, 2020
except for Note 27.b, as to which the date is
April 29, 2020

Arcos Dorados Holdings Inc.
Consolidated Statements of Income
For the fiscal years ended December 31, 2019, 2018 and 2017
Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2019	2018	2017
Sales by Company-operated restaurants	$2,812,287	$2,932,609	$3,162,256
Revenues from franchised restaurants	146,790	148,962	157,269
Total revenues	2,959,077	3,081,571	3,319,525

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,007,584)	(1,030,499)	(1,110,240)
Payroll and employee benefits	(567,653)	(607,793)	(683,954)
Occupancy and other operating expenses	(799,633)	(803,539)	(842,519)
Royalty fees	(155,388)	(157,886)	(163,954)
Franchised restaurants – occupancy expenses	(61,278)	(67,927)	(69,836)
General and administrative expenses	(212,515)	(229,324)	(244,664)
Other operating income (expenses), net	4,910	(61,145)	68,577
Total operating costs and expenses	(2,799,141)	(2,958,113)	(3,046,590)
Operating income	159,936	123,458	272,935
Net interest expense	(52,079)	(52,868)	(68,357)
Gain (loss) from derivative instruments	439	(565)	(7,065)
Foreign currency exchange results	12,754	14,874	(14,265)
Other non-operating (expenses) income, net	(2,097)	270	(435)
Income before income taxes	118,953	85,169	182,813
Income tax expense	(38,837)	(48,136)	(53,314)
Net income	80,116	37,033	129,499
Less: Net income attributable to non-controlling interests	(220)	(186)	(333)
Net income attributable to Arcos Dorados Holdings Inc.	$79,896	$36,847	$129,166

Earnings per share information:
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.39	$0.18	$0.61
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	0.39	0.18	0.61

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Comprehensive Income (Loss)
For the fiscal years ended December 31, 2019, 2018 and 2017
Amounts in thousands of US dollars

	2019	2018	2017
Net income	$80,116	$37,033	$129,499

Other comprehensive income (loss), net of tax:

Foreign currency translation	(12,246)	(63,130)	4,783
Post-employment benefits (expenses):
Loss recognized in accumulated other comprehensive loss	(55)	(418)	(938)
Reclassification of net loss to consolidated statement of income	864	494	386
Post-employment benefits (expenses) (net of deferred income taxes of $42, $122 and $(272)).	809	76	(552)
Cash flow hedges:
Net (loss) gain recognized in accumulated other comprehensive loss	(5,185)	13,888	6,462
Reclassification of net loss (gain) to consolidated statement of income	85	(23,887)	1,592
Cash flow hedges (net of deferred income taxes of $1,290, $4,062 and $(3,938))	(5,100)	(9,999)	8,054
Total other comprehensive (loss) income	(16,537)	(73,053)	12,285
Comprehensive income (loss)	63,579	(36,020)	141,784
Less: Comprehensive income attributable to non-controlling interests	(142)	(52)	(316)
Comprehensive income (loss) attributable to Arcos Dorados Holdings Inc.	$63,437	$(36,072)	$141,468

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Balance Sheet
As of December 31, 2019 and 2018
Amounts in thousands of US dollars, except for share data and as otherwise indicated

ASSETS	2019	2018
Current assets
Cash and cash equivalents	$121,880	$197,282
Short-term investment	25	—
Accounts and notes receivable, net	99,862	84,287
Other receivables	28,174	25,350
Inventories	37,815	46,089
Prepaid expenses and other current assets	117,612	109,230
McDonald’s Corporation’s indemnification for contingencies	—	2,324
Total current assets	405,368	464,562
Non-current assets
Miscellaneous	95,814	99,049
Collateral deposits	2,500	2,500
Property and equipment, net	960,986	856,192
Net intangible assets and goodwill	43,044	41,021
Deferred income taxes	68,368	58,334
Derivative instruments	57,828	54,735
McDonald’s Corporation’s indemnification for contingencies	1,612	1,646
Lease right of use asset, net	922,165	—
Total non-current assets	2,152,317	1,113,477
Total assets	$2,557,685	$1,578,039
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$259,577	$242,455
Royalties payable to McDonald’s Corporation	17,132	14,576
Income taxes payable	61,982	53,843
Other taxes payable	61,823	61,006
Accrued payroll and other liabilities	86,379	94,166
Provision for contingencies	2,035	2,436
Interest payable	9,936	9,951
Short-term debt	13,296	356
Current portion of long-term debt	3,233	3,836
Derivative instruments	9,907	10,687
Operating lease liabilities	70,147	—
Total current liabilities	595,447	493,312
Non-current liabilities
Accrued payroll and other liabilities	23,497	35,322
Provision for contingencies	24,123	26,073
Long-term debt, excluding current portion	623,575	626,424
Derivative instruments	3,598	3,192
Deferred income taxes	4,297	957
Operating lease liabilities	861,582	—
Total non-current liabilities	1,540,672	691,968
Total liabilities	$2,136,119	$1,185,280
Equity
Class A shares of common stock	$383,204	$379,845
Class B shares of common stock	132,915	132,915
Additional paid-in capital	13,375	14,850
Retained earnings	471,149	413,074
Accumulated other comprehensive loss	(519,505)	(502,266)
Common stock in treasury	(60,000)	(46,035)
Total Arcos Dorados Holdings Inc. shareholders’ equity	421,138	392,383
Non-controlling interests in subsidiaries	428	376
Total equity	421,566	392,759
Total liabilities and equity	$2,557,685	$1,578,039
See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2019, 2018 and 2017
Amounts in thousands of US dollars

	2019	2018	2017
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	$79,896	$36,847	$129,166
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	123,218	105,800	99,382
(Gain) loss from derivative instruments	(439)	565	7,065
Amortization and accrual of letter of credit fees and deferred financing costs	3,190	3,189	3,433
Gain of property and equipment sales	(664)	(2,030)	(93,122)
Deferred income taxes	(7,974)	648	1,731
Foreign currency exchange results	(11,656)	(15,388)	20,366
Accrued net share-based compensation expense	4,060	2,638	4,216
Impairment of long-lived assets and goodwill	9,063	19,117	17,764
Write-offs of property and equipment	4,733	4,167	8,528
Gain on Sales of restaurants businesses	(5,078)	(6,154)	(14,742)
Others, net	(955)	8,896	6,305
Changes in assets and liabilities:
Accounts payable	39,434	16,563	102,660
Accounts and notes receivable and other receivables	(27,988)	(35,770)	(50,211)
Inventories, prepaid and other assets	(21,802)	(12,074)	(53,466)
Income taxes payable	10,931	12,529	18,946
Other taxes payable	20,891	8,675	12,672
Interest payable	(14)	(35)	2,942
Accrued payroll and other liabilities and provision for contingencies	1,320	27,134	35,075
Others	3,315	4,414	(3,540)
Net cash provided by operating activities	223,481	179,731	255,170
Investing activities
Property and equipment expenditures	(265,235)	(197,041)	(174,766)
Purchases of restaurant businesses paid at acquisition date	(2,658)	—	(870)
Proceeds from sales of property and equipment and related advances	3,340	2,891	61,983
Proceeds from sales of restaurant businesses and related advances	4,818	10,158	10,407
Recovery (acquisitions) of short-term investments	—	19,588	(19,588)
Other investing activity	(1,256)	620	(1,646)
Net cash used in investing activities	(260,991)	(163,784)	(124,480)
Financing activities
Issuance of 2027 Notes	—	—	265,000
Repayment of secured loan agreement	—	—	(169,511)
Purchase of 2023 Notes	—	—	(48,885)
Net payment of derivative instruments	—	—	(40,822)
Dividend payments to Arcos Dorados Holdings Inc.’ shareholders	(22,425)	(20,937)	—
Net short-term borrowings	13,159	—	—
Treasury stock purchases	(13,965)	(46,035)	—
Other financing activities	(6,401)	(6,470)	(9,135)
Net cash used in financing activities	(29,632)	(73,442)	(3,353)
Effect of exchange rate changes on cash and cash equivalents	(8,260)	(53,714)	(13,649)
(Decrease) increase in cash and cash equivalents	(75,402)	(111,209)	113,688
Cash and cash equivalents at the beginning of the year	197,282	308,491	194,803
Cash and cash equivalents at the end of the year	$121,880	$197,282	$308,491
Supplemental cash flow information:
Cash paid during the year for:
Interest	$52,458	$55,400	$53,206
Income tax	34,092	32,188	24,112
Non-cash investing and financing activities:
Seller financing pending of payment and settlement of franchise receivables related to purchases of restaurant businesses	905	469	36
Exchange of assets	—	—	6,721

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Changes in Equity
For the fiscal years ended December 31, 2019, 2018 and 2017
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Common Stock in treasury		Total	Non-controlling interests	Total
	Number	Amount	Number	Amount				Number	Amount
Balances at December 31, 2016	130,711,224	373,969	80,000,000	132,915	13,788	271,968	(441,649)	—	—	350,991	585	351,576
Net income for the year	—	—	—	—	—	129,166	—	—	—	129,166	333	129,499
Other comprehensive loss	—	—	—	—	—	—	12,302	—	—	12,302	(17)	12,285
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	361,284	2,763	—	—	(2,763)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	3,191	—	—	—	—	3,191	—	3,191
Portion of non-controlling interests related to business sold	—	—	—	—	—	—	—	—	—	—	(108)	(108)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(301)	(301)
Balances at December 31, 2017	131,072,508	376,732	80,000,000	132,915	14,216	401,134	(429,347)	—	—	495,650	492	496,142
Net income for the year	—	—	—	—	—	36,847	—	—	—	36,847	186	37,033
Other comprehensive income	—	—	—	—	—	—	(72,919)	—	—	(72,919)	(134)	(73,053)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.10 per share)	—	—	—	—	—	(20,937)	—	—	—	(20,937)	—	(20,937)
Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(174)	—	—	—	(174)	—	(174)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	520,565	3,113	—	—	(3,113)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	3,747	—	—	—	—	3,747	—	3,747
Treasury stock purchases	—	—	—	—	—	—	—	(6,360,826)	(46,035)	(46,035)	—	(46,035)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(168)	(168)
Adoption of accounting standard ASC 606 - net of $1,555 of deferred income tax	—	—	—	—	—	(3,796)	—	—	—	(3,796)	—	(3,796)
Balances at December 31, 2018	131,593,073	379,845	80,000,000	132,915	14,850	413,074	(502,266)	(6,360,826)	(46,035)	392,383	376	392,759
Net income for the year	—	—	—	—	—	79,896	—	—	—	79,896	220	80,116
Other comprehensive loss	—	—	—	—	—	—	(16,459)	—	—	(16,459)	(78)	(16,537)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.11 per share)	—	—	—	—	—	(22,425)	—	—	—	(22,425)	—	(22,425)
Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(176)	—	—	—	(176)	—	(176)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	470,558	3,359	—	—	(3,359)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	1,884	—	—	—	—	1,884	—	1,884
Treasury stock purchases	—	—	—	—	—	—	—	(1,632,776)	(13,965)	(13,965)	—	(13,965)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(90)	(90)
Adoption of ASU 2017-12	—	—	—	—	—	780	(780)	—	—	—	—	—
Balances at December 31, 2019	132,063,631	383,204	80,000,000	132,915	13,375	471,149	(519,505)	(7,993,602)	(60,000)	421,138	428	421,566

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
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

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan and Argentinian operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheet date exchange rates, and revenues, expenses and cash flow are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. The Company includes foreign currency exchange

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.    Summary of significant accounting policies (continued)

results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its statements of income.
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

On January 1, 2018, the Company adopted this new accounting standard using modified retrospective method and concluded that the sole source of revenue affected is the initial franchise fee. The Company's previous accounting policy was to recognize it when a new restaurant opens or at the start of a new franchise term, however, in accordance with the new guidance, the initial franchise services are not distinct from the continuing rights or services offered during the term of the franchise agreement and should be treated as a single performance obligation. As such, initial franchise fees received are deferred over the term of the franchise agreement.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.    Summary of significant accounting policies (continued)

Revenue recognition (continued)

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
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

Other receivables

As of December 31, 2019, other receivables primarily consist of insurance claim receivables, value-added tax and other tax receivables, related party receivables, amounting to $17,046. As of December 31, 2018, other receivables primarily consist of insurance claim receivables, related party receivables, value-added tax and other tax receivables, amounting to $16,809.

Other receivables are reported at the amount expected to be collected.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis.

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Property costs include costs of land and building for both company-operated and franchise restaurants while equipment costs primarily relate to company-operated restaurants. Cost of property and equipment acquired from McDonald’s Corporation (as part of the acquisition of LatAm business) was determined based on its estimated fair market value at the acquisition date, then partially reduced by the allocation of the negative goodwill that resulted from the purchase price allocation. Cost of property and equipment acquired or constructed after the acquisition of LatAm business in connection with the Company’s restaurant reimaging and extension program is comprised of acquisition and construction costs and capitalized internal costs. Capitalized internal costs include payroll expenses related to employees fully dedicated to restaurant construction projects and related travel expenses. Capitalized payroll costs are allocated to each new restaurant location based on the actual time spent on each project. The Company commences capitalizing costs related to construction projects when it becomes probable that the project will be developed – when the site has been identified and the related profitability assessment has been approved. Maintenance and repairs are expensed as incurred. Accumulated depreciation is calculated using the straight-line method over the following estimated useful lives: buildings – up to 40 years; leasehold improvements – the lesser of useful lives of assets or lease terms which generally include renewal options; and equipment 3 to 10 years.

Intangible assets, net

Intangible assets include computer software costs, initial franchise fees, reacquired rights under franchise agreements, letter of credit fees and others.

The Company follows the provisions of ASC 350-40-30 within ASC 350 Intangibles, Subtopic 40 Internal Use Software which requires the capitalization of costs incurred in connection with developing or obtaining software for internal use. These costs are amortized over a period of three years on a straight-line basis.

The Company is required to pay to McDonald’s Corporation an initial franchisee fee upon opening of a new restaurant. The initial franchise fee related to Company-operated restaurants is capitalized as an intangible asset and amortized on a straight-line basis over the term of the franchise.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
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

The Company assessed all markets for impairment indicators during the fourth quarter of 2019, 2018 and 2017. In addition, during 2018, the Company performed impairment testings of its long-lived assets in Venezuela in previous quarters considering the operating losses incurred in this market as a consequence of currency exchange rate changes. As a result of those assessments, the Company concluded that the second step was required to be performed as a component of the impairment testing of its long-lived assets (including property and equipment, intangible assets with definite useful lives and lease right of use asset, net) on a per store basis, in: Curacao, Puerto Rico, Mexico, Peru, Aruba, USVI, Venezuela, and Colombia for the fiscal year ended December 31, 2019 and in Ecuador, Puerto Rico, Mexico, Peru, Aruba, USVI, Venezuela, Colombia and Trinidad and Tobago for the fiscal years ended December 31, 2018 and 2017.

As a result of the impairment testing the Company recorded the following impairment charges, for the markets indicated below, within Other operating income (expenses), net on the consolidated statements of income:

Fiscal year	Markets	Total
2019	Mexico, Puerto Rico, USVI, Peru, Aruba, Curacao, Colombia and Venezuela	$8,790
2018	Mexico, Puerto Rico, USVI, Peru, Colombia, Venezuela and Trinidad and Tobago.	18,950
2017	Mexico, Puerto Rico, USVI, Peru, Ecuador, Colombia, Venezuela and Trinidad and Tobago	17,564

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
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

As a result of the analyses performed the Company recorded the following impairment charges, related to goodwill generated in the acquisition of franchised restaurants, for the markets indicated below within Other operating income (expenses), net on the consolidated statements of income:

Fiscal year	Markets	Total
2019	Ecuador	$273
2018	Peru	167
2017	Mexico	200

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $115,568, $120,839 and $130,277 in 2019, 2018 and 2017, respectively. Advertising expenses related to franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to franchised operations were $43,039, $43,940 and $46,536 in 2019, 2018 and 2017, respectively.

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

Accounts payable outsourcing

The Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. This service allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. Independent of the Company, the financial institutions also allow suppliers to sell their receivables to the financial institutions in an arrangement separately negotiated by the supplier and the financial institution. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. All of the Company’s obligations, including amounts due, remain to the Company’s suppliers as stated in the supplier agreements. As of December 31, 2019 and 2018, $8,896 and $4,014, respectively, of the Company’s total accounts payable are available for this purpose and have been sold by suppliers to participating financial institutions.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.    Summary of significant accounting policies (continued)

Sales of property and equipment and restaurant businesses (continued)

During fiscal years 2019, 2018 and 2017, the Company recorded results from sales of property and equipment and restaurant businesses, amounting to $6,415, $8,184 and $107,867, respectively, included within “Other operating income (expenses), net”. The sales performed during fiscal year 2017 were primarily related to the redevelopment of certain real estate assets.

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), which modifies lease accounting for lessees to increase transparency and comparability by recording a right-of-use asset and lease liability on their balance sheet for operating leases. Entities need to disclose qualitative and quantitative information about their leases, including characteristics and amounts recognized in the financial statements. This standard is effective for annual periods beginning after December 15, 2018, including interim periods.

The Company adopted ASU 2016-02 in its first quarter of 2019 utilizing the modified retrospective method, without restatement of comparative financial information periods, and applied the package of practical expedients permitted under the transition guidance within the standard which, among other things, allowed the Company to carry forward the historical lease classification. The adoption, and the ultimate effect on the consolidated financial statements, was based on an evaluation of the contract-specific facts and circumstances. The Company adoption of the standard resulted in the recognition of lease right-of-use assets and lease liabilities of $913 million, as of January 1, 2019. The right-of-use assets and lease liabilities were recognized at the commencement date based on the present value of the remaining future minimum lease payments, which include options that are reasonably assured of being exercised. As the interest rate implicit in the Company’s leases was not readily determinable, the Company utilizes its incremental borrowing rate to discount the lease payments.

Furthermore, the changes made to the consolidated balance sheet as of January 1, 2019 for the adoption of ASC 842 were as follows:

Consolidated Balance Sheet	Balance at December 31, 2018	Adjustments Due to ASC 842	Balance at January 1, 2019
ASSETS
Non-current assets
Lease right of use asset, net	—	896,682	896,682	(i)
LIABILITIES AND EQUITY
Current liabilities
Operating lease liabilities	—	72,272	72,272	(ii)
Non-current liabilities
Accrued payroll and other liabilities	35,322	(16,404)	18,918	(iii)
Operating lease liabilities	—	840,814	840,814	(iv)

(i) Represents capitalization of operating lease right of use assets of $913,086 net of the reclassification of straight-line rent accrual of $16,404.
(ii) Represents recognition of current portion of operating lease liabilities.
(iii) Represents reclassification of straight-line rent accrual to lease right of use asset, net.
(iv) Represents recognition of non-current portion of operating lease liabilities.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.    Summary of significant accounting policies (continued)

Recent accounting pronouncements (continued)

The standard did not have a significant impact on the Company’s consolidated statements of income and cash flows, except for the exchange results related to lease liabilities denominated in other currencies than its functional one. The disclosure of the impact of adoption on the consolidated balance sheet and income statement, as of December 31, 2019 and for the fiscal year ended in December 31, 2019, are as follows:

	As of December 31, 2019
Consolidated Balance Sheet	As Reported	Balances Without Adoption of ASC 842	Effect of Change
ASSETS
Non-current assets
Lease right of use asset, net	922,165	—	922,165
LIABILITIES AND EQUITY
Current liabilities
Operating lease liabilities	70,147	—	70,147
Non-current liabilities
Accrued payroll and other liabilities	23,497	41,084	(17,587)
Operating lease liabilities	861,582	—	861,582
EQUITY
Retained earnings	471,149	467,560	3,589
Accumulated other comprehensive loss	(519,505)	(523,939)	4,434

	For the fiscal year ended December 31, 2019
Consolidated Statement of Income	As Reported	Balances Without Adoption of ASC 842	Effect of Change

Foreign currency exchange results	12,754	9,165	3,589

In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities.” ASU 2017-12 expanded components of fair value hedging, specifies the recognition and presentation of the effects of hedging instruments, and eliminates the separate measurement and presentation of hedge ineffectiveness. The Company adopted the new standard during this year and applied the presentation and disclosure guidance on a prospective basis. The adoption of the standard did not have a material impact on the Company's consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", that modifies the measurement and recognition of expected credit losses on financial assets. The Company will adopt this guidance effective January 1, 2020, prospectively. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

No other new accounting pronouncement issued or effective during the periods had or is expected to have a material impact on the Company’s consolidated financial statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
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

Other acquisitions

During fiscal years 2019, 2018 and 2017, the Company acquired certain franchised restaurants in certain territories. Presented below is supplemental information about these acquisitions:

Purchases of restaurant businesses:	2019	2018	2017
Property and equipment	$1,471	$413	$429
Identifiable intangible assets	1,347	56	5,346
Goodwill	1,589	—	200
Assumed debt	(77)	—	—
Gain on purchase of franchised restaurants	(767)	—	(4,808)
Purchase price	3,563	469	1,167
Restaurants sold in exchange	—	—	(261)
Settlement of franchise receivables	(905)	(469)	(36)
Net cash paid at acquisition date	$2,658	$—	$870

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.    Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year end:

	2019	2018
Receivables from franchisees	$63,618	$55,672
Debit and credit card receivables	43,741	40,474
Meal voucher receivables	13,017	10,565
Notes receivable	1,928	2,575
Allowance for doubtful accounts	(22,442)	(24,999)
	$99,862	$84,287

6.    Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year end:

	2019	2018
Prepaid taxes	$73,932	$74,538
Prepaid expenses	24,266	21,868
Promotion items and related advances	19,092	12,417
Others	322	407
	$117,612	$109,230

7.    Miscellaneous

Miscellaneous consist of the following at year end:

	2019	2018
Judicial deposits	$46,148	$43,168
Tax credits	21,067	27,563
Prepaid property and equipment	7,770	9,775
Notes receivable	5,876	4,241
Rent deposits	3,196	2,908
Others	11,757	11,394
	$95,814	$99,049

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.    Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2019	2018
Land	$146,517	$142,262
Buildings and leasehold improvements	710,046	623,612
Equipment	784,181	673,117
Total cost	1,640,744	1,438,991
Total accumulated depreciation	(679,758)	(582,799)
	$960,986	$856,192

 Total depreciation expense for fiscal years 2019, 2018 and 2017 amounted to $111,638, $94,490 and $89,085, respectively.

9.    Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

	2019	2018
Net intangible assets (i)
Computer software cost	$75,224	$69,700
Initial franchise fees	16,146	14,614
Reacquired franchised rights	13,296	12,511
Letter of credit fees	940	940
Others	1,000	1,000
Total cost	106,606	98,765
Total accumulated amortization	(70,345)	(63,683)
Subtotal	36,261	35,082

Goodwill (ii)	2019	2018
Brazil	4,124	4,280
Argentina	1,585	226
Chile	988	1,073
Colombia	86	87
Ecuador	—	273
Subtotal	6,783	5,939
	$43,044	$41,021

(i)
Total amortization expense for fiscal years 2019, 2018 and 2017 amounted to $11,580, $11,310 and $10,297, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows: $14,281 for 2020, $11,262 for 2021; $4,333 for 2022; $1,352 for 2023; $1,310 for 2024; and thereafter $3,723.

(ii)	Related to the acquisition of franchised restaurants (Brazil, Argentina, Chile and Colombia) and non-controlling interests in subsidiaries (Ecuador and Chile).

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.    Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following at year end:

	2019	2018
Current:
Accrued payroll	$77,087	$77,286
Accrued expenses	6,586	10,330
Other liabilities	2,706	6,550
	$86,379	$94,166
Non-current:
Phantom RSU award liability	$2,102	$—
Deferred rent	—	16,404
Deferred revenues - Initial franchise fee	5,802	5,827
Deferred income	6,392	6,272
Security deposits	6,836	6,322
Other liabilities	2,365	497
	$23,497	$35,322

11. Short-term debt

Short-term debt consists of the following:

	2019	2018
Short-term bank loans (i)	10,794	—
Revolving Credit Facility (ii)	2,500	—
Bank overdrafts	2	356
	$13,296	$356

(i)	Short-term bank loans

As of December 31, 2019, comprised two loans. In Brazil, granted by Banco Bradesco S.A, amounting to $7,454, which matures in February 2020 and the interest rate is the Interbank Market reference interest rate (known in Brazil as “CDI” Certificados de Depósitos Interbancários) plus 0.67% per year. In Argentina, granted by Banco de la Ciudad de Buenos Aires, amounting to $3,340 which matures in January 2020 and the interest rate is 54% per year.

(ii)	Revolving credit facilities

The Company entered into revolving credit facilities in order to borrow money from time to time to cover its working capital needs and for other general corporate purposes.

On August 2, 2019, ADBV renewed its committed revolving credit facility with Bank of America, N.A. (BOFA), as lender, for up to $25 million maturing on August 2, 2020. Each loan made to ADBV under this agreement will bear interest at an annual rate equal to LIBOR plus 2.40%.

In addition, on December 11, 2019, the Company entered into a revolving credit facility with JPMorgan Chase Bank, N.A (JPMorgan), for up to $25 million maturing on December 11, 2020, with an annual interest rate equal to LIBOR plus 2.25%.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.    Short-term debt (continued)

Revolving credit facilities (continued)

Interest on each loan will be payable at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made. Principal is due upon maturity.

The obligations of the Company and ADBV under the revolving credit facilities are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. Furthermore, the agreements include customary covenants including, among others, restrictions on the ability of the Company, ADBV, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws; and (vii) is required to comply with a consolidated net indebtedness to EBITDA ratio lower than 3.0 as of any last day of the fiscal quarter of the borrower. The revolving credit facilities provide for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facilities and/or to declare all sums outstanding under the loan documents immediately due and payable.

As of December 31, 2019, the mentioned ratios were 0.95 and 1.66, for ADBV and the Company, respectively, and thus the Company is currently in compliance with the ratios requirements under both revolving credit facilities.

12. Long-term debt

Long-term debt consists of the following at year-end:

	2019	2018
2027 Notes	$265,000	$265,000
2023 Notes	348,069	348,069
Finance lease obligations	5,419	6,503
Other long-term borrowings	13,284	16,676
Subtotal	631,772	636,248
Discount on 2023 Notes	(2,504)	(3,156)
Premium on 2023 Notes	937	1,187
Deferred financing costs	(3,397)	(4,019)
Total	626,808	630,260
Current portion of long-term debt	3,233	3,836
Long-term debt, excluding current portion	$623,575	$626,424

2027 and 2023 Notes

The following table presents additional information related to the 2027 and 2023 Notes (the "Notes"):

			Principal as of December 31,
	Annual interest rate	Currency	2019	2018	Maturity
2027 Notes	5.875%	USD	$265,000	$265,000	April 4, 2027
2023 Notes	6.625%	USD	348,069	348,069	September 27, 2023

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12. Long-term debt (continued)

2027 and 2023 Notes (continued)

	Interest Expense (i)			DFC Amortization (i)			Amortization of Discount, net (i)
	2019	2018	2017	2019	2018	2017	2019	2018	2017
2027 Notes	$15,569	$15,569	$11,547	$299	$299	$224	$—	$—	$—
2023 Notes	23,060	23,060	23,885	323	323	610	402	397	752

(i)	These charges are included within "Net interest expense" in the consolidated statements of income.

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

The 2023 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
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

The following table presents information related to the Secured Loan Agreement:

Interest Expense (i) (ii)			DFC Amortization (ii)			Other Costs (ii) (iii)
2019	2018	2017	2019	2018	2017	2019	2018	2017
$—	$—	$2,570	$—	$—	$3,251	$—	$—	$2,249

(i)
This charge do not include the effect of the cross-currency interest rate swap agreements mentioned in Note 13, amounting to a loss of $6,921, during fiscal year 2017. Including this effect the total interest cost amounts to $9,491.

(ii)	This charge is included within "Net interest expense" in the consolidated statement of income.

(iii)	Transaction costs related to the repayment of the Loan.

Other required disclosure

26

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12. Long-term debt (continued)

At December 31, 2019, future payments related to the Company’s long-term debt are as follows:

	Principal	Interest	Total
2020	$3,233	$40,190	$43,423
2021	3,173	39,896	43,069
2022	3,370	39,568	42,938
2023	350,959	39,292	390,251
2024	2,307	15,974	18,281
Thereafter	268,730	41,151	309,881
Total payments	631,772	216,071	847,843
Interest	—	(216,071)	(216,071)
Discount on 2023 Notes	(2,504)	—	(2,504)
Premium on 2023 Notes	937	—	937
Deferred financing cost	(3,397)	—	(3,397)
Long-term debt	$626,808	$—	$626,808

13.    Derivative instruments

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2019 and 2018:

		Assets			Liabilities
Type of Derivative	Balance Sheets Location	2019	2018	Balance Sheets Location	2019	2018
Derivatives designated as hedging instruments
Cash Flow hedge
Forward contracts	Other receivables	$259	$628	Accrued payroll and other liabilities	$(532)	$(180)
Cross-currency interest rate swap	Derivative instruments	37,219	37,869	Derivative instruments	(8,179)	(8,728)
Call spread	Derivative instruments	20,609	16,867	Derivative instruments	—	—
Coupon-only swap	Derivative instruments	—	—	Derivative instruments	(5,326)	(5,152)
Subtotal		58,087	55,364		(14,037)	(14,060)
Derivatives not designated as hedging instruments
Forward contracts	Other receivables	20	99	Accrued payroll and other liabilities	—	(144)
Subtotal		20	99		—	(144)
Total derivative instruments		$58,107	$55,463		$(14,037)	$(14,204)

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.    Derivative instruments (continued)

Derivatives designated as hedging instruments

Cash flow hedge

Forward contracts

The Company has entered into various forward contracts in a few territories to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges results in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of December 31, 2019, the Company has forward contracts outstanding with a notional amount of $25,700 that mature during 2020.

The Company made net collections (payments) totaling $711, $75 and $(1,236) during fiscal years 2019, 2018 and 2017, respectively, as a result of the net settlements of these derivatives.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.    Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Cross-currency interest rate swap (continued)

The Company paid $8,692, $10,671 and $6,163 of net interest during the fiscal years ended December 31, 2019, 2018 and 2017, respectively.

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

The Company paid $2,036, $2,900 and $1,390 of net interest during the fiscal years ended December 31, 2019, 2018 and 2017, respectively, related to these agreements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.    Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Additional disclosures

The following table present the pretax amounts affecting income and other comprehensive income for the fiscal years ended December 31, 2019, 2018 and 2017 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)			(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion) (i)
	2019	2018	2017	2019	2018	2017
Forward contracts	$(10)	$731	$(1,344)	$(711)	$(75)	$1,236
Cross-currency interest rate swaps	(8,506)	11,279	5,828	2,056	(18,888)	1,965
Call Spread	4,377	4,034	21,047	(3,561)	(15,421)	2,791
Coupon-only swap	(1,889)	1,864	(13,598)	1,860	2,415	(5,933)
Total	$(6,028)	$17,908	$11,933	$(356)	$(31,969)	$59

(i)
The results recognized in income related to forward contracts were recorded as an adjustment to food and paper. The net gain (loss) recognized in income, related to cross-currency interest rate swaps is presented as follows:

Adjustment to:	2019	2018	2017
Foreign currency exchange results	$6,346	$28,588	$7,532
Net interest expense	(8,402)	(9,700)	(9,497)
Total	$(2,056)	$18,888	$(1,965)

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.    Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

During fiscal year 2017, the accrued interest amounted to $6,921. This charge do not include the effect of the Secured Loan Agreement mentioned in Note 12, amounting to a loss of $2,570. Including this effect the total interest cost amounts to $9,491.

These amounts were recorded within “Net interest expense” in the Company’s consolidated statement of income. According to ASC 815-25-35, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item shall be recognized in earnings. If those results are not perfectly offset, the difference shall be considered as hedge ineffectiveness.

The following table presents the pretax amounts affecting income for the fiscal year ended December 31, 2017:

Cross-currency swaps (i)
Derivatives in Fair Value Hedging Relationships	2017

Loss recognized in Income on hedging derivatives	(9,599)
Gain recognized in Income on hedging items	4,118

(i)
The loss amounting to $5,481 in 2017, related to the ineffective portion of derivatives, was recorded within “Gain (loss) from derivative instruments” in the Company’s consolidated statement of income.

Derivatives not designated as hedging instruments

The Company enters into certain derivatives that are not designated for hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately in earnings, together with the gain or loss from the hedged balance sheet position within "Gain (loss) from derivative instruments".

The Company collected (paid) $787, ($81) and ($1,156) during the fiscal years ended December 31, 2019, 2018 and 2017, respectively, related to those forward contracts.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.    Leases

The Company leases locations through ground leases (the Company leases the land and owns the building) and through improved leases (the Company leases land and buildings). The operating leases are mainly related to restaurant and dessert center locations. The average of lease’s terms is about 15 years and, in many cases, include renewal options provided by the agreement or government’s regulations, as there are reasonably certain to be exercised. Typically, renewal options are considered reasonably assured of being exercised if the associated asset lives of the building or leasehold improvements exceed the initial lease term, and the sales performance of the restaurant remains strong. Therefore, its associated payments are included in the measurement of the right-of-use asset and lease liability. Although, certain leases contain purchase options, is not reasonably certain that the Company will exercise them. In addition, many agreements include escalations amounts that vary by reporting unit, for example, including fixed-rent escalations, escalations based on an inflation index, and fair value adjustments. According to rental terms, the Company pays monthly rent based on the greater of a fixed rent or a certain percentage of the Company’s gross sales. The lease agreements do not contain any material residual value guarantees or material restrictive covenants. Furthermore, the Company is the lessee under non-cancelable leases covering certain offices and warehouses.

The Company has elected not to separate non-lease components from lease components in its lessee portfolio. For most locations, the Company is obliged for the related occupancy costs, such as maintenance.

In addition, in March 2010, the Company entered into an aircraft operating lease agreement for a term of 8 years, which provides for quarterly payments of $690. The agreement includes a purchase option at the end of the lease term at fair market value and also an early purchase option at a fixed amount of $26,685 at maturity of the 24th quarterly payment. On December 22, 2017, the Company signed an amendment, extending the term of the aircraft operating lease for an additional 10 years, with quarterly payments (retroactively effective as of December 5, 2017) of $442. The Company was required to make a cash collateral deposit of $2,500 under this agreement.

At December 31, 2019, future minimum payments required under existing operating leases are:

	Restaurant	Other	Total (i)
2020	$143,982	$5,387	$149,369
2021	136,699	3,968	140,667
2022	130,637	2,822	133,459
2023	125,830	2,383	128,213
2024	121,880	2,258	124,138
Thereafter	976,397	8,017	984,414
Total minimum payment	$1,635,425	$24,835	$1,660,260
Lease discount			(728,531)
Operating lease liability			$931,729

(i)
The Company has certain leases subject to index adjustments. Historically, the Company has calculated and disclosed future minimum payments for these leases using the inflation index rate as of the end of the reporting period. As part of the adoption of ASC 842, the Company used the effective index rate at transition date in its disclosure and calculation of the lease liability. However, for leases entered into after January 1, 2019, the inflation index rate will be used to calculate the lease liability only when a lease modification occurs.

The Company maintains a few finance leases agreements, previously classified as capital leases. As of December 31, 2019 and 2018 the obligation amounts to $5,419 and $6,503 respectively, included within "Long-term debt" in the Consolidated Balance Sheet.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.    Leases (continued)

The following table is a summary of the Company´s components of lease cost for fiscal years 2019, 2018 and 2017:

Lease Expense	Statements of Income Location	2019	2018	2017
Operating lease expense - Minimum rentals:
Company-operated restaurants	Occupancy and other operating expenses	$(104,236)	$(105,358)	$(107,006)
Franchised restaurants	Franchised restaurants - occupancy expenses	(34,727)	(30,970)	(31,490)
General and administrative	General and administrative expenses	(7,614)	(7,610)	(9,319)
Subtotal		(146,577)	(143,938)	(147,815)
Variable lease expense - Contingent rentals based on sales:
Company-operated restaurants	Occupancy and other operating expenses	(29,562)	(33,921)	(41,499)
Franchised restaurants	Franchised restaurants - occupancy expenses	(12,878)	(14,595)	(23,221)
Subtotal		(42,440)	(48,516)	(64,720)
Total lease expense		$(189,017)	$(192,454)	$(212,535)

Other information	2019
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$135,788
Right-of-use assets obtained in exchange for new lease liabilities
Operating leases	118,285
Weighted-average remaining lease term (years)
Operating leases	8
Weighted-average discount rate
Operating leases	5%

15.    Franchise arrangements

Individual franchise arrangements generally include a lease, a license and provide for payment of initial franchise fees, as well as continuing rent and service fees (royalties) to the Company based upon a percentage of sales with minimum rent payments. The company’s franchisees are granted the right to operate a restaurant using the McDonald’s system and, in most cases, the use of a restaurant facility, generally for a period of 20 years. At the end of the 20-year franchise arrangement, the
Company maintains control of the underlying real estate and building and can either enter into a new franchise arrangement with the existing franchisee or a different franchisee, or close the restaurant. Franchisees pay related occupancy costs including property taxes, insurance and maintenance. Pursuant to the MFAs, the Company pays initial fees and continuing service fees for franchised restaurants to McDonald’s Corporation. Therefore, the margin for franchised restaurants is primarily comprised of rental income net of occupancy expenses (depreciation for owned property and equipment and/or rental expense for leased properties).

At December 31, 2019 and 2018, net property and equipment under franchise arrangements totaled $123,832 and $124,039, respectively (including land for $32,373 and $34,109, respectively).

Revenues from franchised restaurants for fiscal years 2019, 2018 and 2017 consisted of:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.    Franchise arrangements (continued)

	2019	2018	2017
Rent (i)	$145,860	$148,094	$155,405
Initial fees (ii) (iii)	287	195	1,205
Royalty fees (iv)	643	673	659
Total	$146,790	$148,962	$157,269

(i)	Includes rental income of own buildings and subleases. As of December 31, 2019 the subleases rental income amounted to $114,459.

(ii)	Presented net of initial fees paid to McDonald’s Corporation for $1,456, $1,323 and $1,417 in 2019, 2018 and 2017, respectively.

(iii)
On January 1, 2018, the Company adopted ASC 606 “Revenue Recognition - Revenue from Contracts with Customers”. As such, initial franchise fees received are deferred over the term of the franchise agreement. See Note 3 Revenue Recognition, for details.

(iv)	Presented net of royalties fees paid to McDonald’s Corporation for $57,709, $57,733 and $64,806 in 2019, 2018 and 2017, respectively.

At December 31, 2019, future minimum rent payments due to the Company under existing franchised agreements are:

	Owned sites	Leased sites	Total
2020	$4,063	$59,424	$63,487
2021	3,220	54,161	57,381
2022	2,391	48,699	51,090
2023	2,154	41,998	44,152
2024	2,048	35,618	37,666
Thereafter	9,938	173,639	183,577
Total	$23,814	$413,539	$437,353

16.    Income taxes

The Company’s operations are conducted by its foreign subsidiaries in Latin America and the Caribbean. The foreign subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such foreign countries.

Statutory tax rates in the countries in which the Company operates for fiscal years 2019, 2018 and 2017 were as follows:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.    Income taxes (continued)

	2019	2018	2017
Puerto Rico	18.5%	20.0%	20.0%
Curacao	22.0%	22.0%	35.0%
USVI	22.5%	22.5%	35.0%
Aruba	25.0%	25.0%	35.0%
Panamá, Uruguay, Trinidad and Tobago and Netherlands	25.0%	25.0%	25.0%
Ecuador	25.0%	28.0%	25.0%
Chile	27.0%	27.0%	25.5%
Peru	29.5%	29.5%	29.5%
Argentina	30.0%	30.0%	35.0%
Costa Rica and Mexico	30.0%	30.0%	30.0%
Martinique, French Guyana and Guadeloupe	31.0%	33.3%	35.0%
Colombia	33.0%	37.0%	40.0%
Brazil and Venezuela	34.0%	34.0%	34.0%

Income tax expense for fiscal years 2019, 2018 and 2017 consisted of the following:

	2019	2018	2017
Current income tax expense	$46,811	$47,488	$51,215
Deferred income tax expense	(7,974)	648	2,099
Income tax expense	$38,837	$48,136	$53,314

Income tax expense for fiscal years 2019, 2018 and 2017, differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax income as a result of the following:

	2019	2018	2017
Pre-tax income	$118,953	$85,169	$182,813
Weighted-average statutory income tax rate (i)	36.6%	42.7%	35.5%
Income tax expense at weighted-average statutory tax rate on pre-tax income	43,488	36,354	64,901
Permanent differences:
Change in valuation allowance (ii)	(24,864)	(24,307)	(21,241)
Expiration and changes in tax loss carryforwards (iii)	17,799	18,599	12,785
Venezuelan remeasurement and inflationary impacts (iv)	1,743	16,857	2,683
Non-taxable income and non-deductible expenses	7,667	8,406	10,157
Tax benefits	(9,667)	(11,403)	(10,744)
Income taxes withholdings on intercompany transactions (v)	5,005	7,723	6,804
Differences including exchange rate, inflation adjustment and filing differences	(2,647)	(2,815)	(11,909)
Alternative Taxes	658	(1,283)	156
Others	(345)	5	(278)
Income tax expense	$38,837	$48,136	$53,314

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.    Income taxes (continued)

(i)
Weighted-average statutory income tax rate is calculated based on the aggregated amount of the income before taxes by country multiplied by the prevailing statutory income tax rate, divided by the consolidated income before taxes.

(ii)	Comprises net changes in valuation allowances for the year, mainly related to net operating losses.

(iii)	Expiration of loss tax carryforwards are mainly generated by holding legal entities and the Caribbean division.

(iv)	Comprises changes in valuation allowance during 2019, 2018 and 2017 for $983, $(304) and $2,108, respectively.

(v)	Comprises income tax withheld on the payment of interest on intercompany loans.

The tax effects of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities at December 31, 2019 and 2018 are presented below:

	2019	2018
Tax loss carryforwards (i)	$144,759	$178,993
Purchase price allocation adjustment	15,158	17,006
Property and equipment, tax inflation	36,690	38,588
Other accrued payroll and other liabilities	33,065	30,300
Share-based compensation	2,062	2,591
Provision for contingencies	2,534	2,708
Other deferred tax assets (ii)	56,927	26,193
Other deferred tax liabilities (iii)	(32,280)	(7,979)
Property and equipment - difference in depreciation rates	(418)	(11,103)
Valuation allowance (iv)	(194,426)	(219,920)
Net deferred tax asset	$64,071	$57,377

(i)
As of December 31, 2019, the Company and its subsidiaries has accumulated net operating losses amounting to $540,231. The Company has net operating losses amounting to $192,736, expiring between 2020 and 2024. In addition, the Company has net operating losses amounting to $122,109 expiring after 2024 and net operating losses amounting to $225,386 that do not expire. Changes in tax loss carryforwards for the year relate to expiration of net operating losses (NOLs), mainly in holding legal entities and uses of NOLs, mainly in Brazil and Chile.

(ii)
Other deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes (accounting base) and the amounts used for income tax purposes (tax base). For the fiscal year ended December 31, 2019, this item includes: difference in depreciation of leases (related to differences between ASC842 and local tax regulation) for $30,524 mainly in Brazil; provision for regular expenses for $10,376 mainly Brazil, Mexico and Colombia; and bad debt reserve in Puerto Rico for $4,218. For the fiscal year ended December 31, 2018 this item includes bad debt reserve in Puerto Rico for $4,967, provision for regular expenses for $10,458, mainly corresponding to Brazil, Mexico and Colombia; and foreign currency exchange differences in Argentina and Brazil for $4,736.

(iii)	Primarily related to leases contracts (related to differences between ASC842 and local tax regulation) and accelerated depreciation of fixed assets.

(iv)	In assessing the realization of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The total amount of $64,071 for the year ended December 31, 2019, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $68,368 and $4,297, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.    Income taxes (continued)

The total amount of $57,377 for the year ended December 31, 2018, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $58,334 and $957, respectively.

Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences, comprise undistributed earnings considered permanently invested in subsidiaries amounted to $188,232 at December 31, 2019. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

As of December 31, 2019, and 2018, the Company has not identified unrecognized tax benefits that would favorably affect the effective tax rate if resolved in the Company’s favor.

The Company account for uncertain tax positions by determining the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. This determination requires the use of significant judgment in evaluating the tax positions and assessing the timing and amounts of deductible and taxable items. The Company is regularly under audit in multiple tax jurisdictions and is currently under examination in several jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2013.

As of December 31, 2019, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $183 million, related to assessments for the fiscal years 2009 to 2014. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

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

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering, which are totally vested. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years from 2011 to 2019 (from 2015 to 2019 only restricted share units). From 2011 to 2018, both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. The 2019 award vests on May 10, 2020. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested. The exercise right for the stock options is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the seventh anniversary of the grant date. The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
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

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense related to this award in the amount of $1,884, $3,661 and $3,267 during fiscal years 2019, 2018 and 2017, respectively. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

The Company recognized $(422), $(175) and $151 of related income tax (expense) benefit during fiscal years 2019, 2018 and 2017, respectively.

Stock Options

The following table summarizes the activity of stock options during fiscal years 2019, 2018 and 2017:

	Units	Weighted-average strike price	Weighted-average grant-date fair value
Outstanding at December 31, 2016	776,475	15.55	4.46
Expired (i)	(141,986)	21.20	5.28
Outstanding at December 31, 2017	634,489	14.28	4.28
Expired (i)	(143,416)	21.20	5.89
Outstanding at December 31, 2018	491,073	12.26	3.81
Expired (i)	(216,633)	14.35	5.13
Outstanding at December 31, 2019	274,440	10.62	2.77
Exercisable at December 31, 2019	274,440	10.62	2.77

(i)	As of December 31, 2019, 2018 and 2017, additional paid-in capital included $1,111, $844 and $750, respectively, related to expired stock options.

The following table provides a summary of outstanding stock options at December 31, 2019:

Vested (i)
Number of units outstanding	274,440
Weighted-average grant-date fair market value per unit	2.77
Total grant-date fair value	760
Weighted-average accumulated percentage of service	100%
Stock-based compensation recognized in Additional paid-in capital	760

(i)Related to exercisable awards.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.    Share-based compensation (continued)

Restricted Share Units

The following table summarizes the activity of restricted share units during fiscal years 2019, 2018 and 2017:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2016	1,780,997	6.07
2017 annual grant	497,960	9.20
Partial vesting	(361,284)	7.65
Forfeitures	(180,828)	5.99
Outstanding at December 31, 2017	1,736,845	6.65
2018 annual grant	520,393	8.50
Partial vesting	(534,589)	6.01
Forfeitures	(117,600)	7.24
Outstanding at December 31, 2018	1,605,049	7.41
2019 annual grant	35,000	8.00
Partial vesting of 2014 grant	(38,222)	8.58
Partial vesting of 2015 grant	(115,634)	6.33
Partial vesting of 2016 grant	(134,501)	4.70
Partial vesting of 2017 grant	(174,232)	9.20
Forfeitures	(239,621)	7.74
Outstanding at December 31, 2019	937,839	7.50
Exercisable at December 31, 2019	—	—

The total fair value of restricted share units vested during 2019, 2018 and 2017 was $3,295, $3,214 and $2,763, respectively. As of December 31, 2019 the Company issued 470,558 Class A shares, of which 10,870 are related to the 2018 partial vesting. Therefore, accumulated recorded compensation expense totaling $3,359 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance. As of December 31, 2019, there were 3,154 and 2,901 Class A shares, amounting to $18 and $20, pending of issuance in connection with the partial vestings 2019 and 2018, respectively.

The following table provides a summary of outstanding restricted share units at December 31, 2019:

Number of units outstanding (i)	937,839
Weighted-average grant-date fair market value per unit	7.50
Total grant-date fair value	7,034
Weighted-average accumulated percentage of service	67.40%
Stock-based compensation recognized in Additional paid-in capital	4,741
Compensation expense not yet recognized (ii)	2,293

(i)	Related to awards that will vest between fiscal years 2020 and 2023.

(ii)	Expected to be recognized in a weighted-average period of 1.2 years.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.    Share-based compensation (continued)

Phantom RSU Award

In May 2019, the Company implemented a new long-term incentive plan (called Phantom RSU Award) to reward employees giving them the opportunity to share the success of the Company in the creation of value for its shareholders. In accordance with this plan, the Company granted units (called “Phantom RSU”) to certain employees, pursuant to which they are entitled to receive, when vested, a cash payment equal to the closing price of one Class A share on the respective day in which this benefit is due and the corresponding dividends per-share (if any) formally declared and paid during the service period.

The award has two types of grant. Phantom RSU type one has 465,202 units which vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years. The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. Phantom RSU type two has 1,207,455 units which vest 100% at the fifth aniversary from the date of grant. The grant-date stock price of both types of grants was $6.78.

The total compensation cost as of December 31, 2019, amounts to $2,102 which has been recorded under “General and administrative expenses” within the consolidated statement of income. The accrued liability is remeasured at the end of each reporting period until settlement.

The following table summarizes the activity under the plan as of December 31, 2019:

Units
Grant 2019	1,672,657
Forfeited	(10,837)
Outstanding at December 31, 2019	1,661,820

Total Non-vested (i)
Number of units outstanding	1,661,820
Current share price	8.10
Total fair value of the plan	13,461
Weighted-average accumulated percentage of service	15.62%
Accrued liability (ii)	2,102
Compensation expense not yet recognized (iii)	11,359

(i)	Related to awards that will vest between May 2021 and May 2024.

(ii)	Presented within “Accrued payroll and other liabilities” in the Company’s non current liabilities balance sheet.

(iii)	Expected to be recognized in a weighted-average period of 3.97 years.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.    Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened;

(ii)
to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, during the first 10 years, substantially consistent with market. This percentage increases to 6% and 7% for the subsequent two 5-year periods of the agreement. Nevertheless, on occasions McDonald’s provides the Company with support in order to encourage the Company growth plan;

(iii)	to commit to funding a specified Strategic Marketing Plan;

(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and

(v)	to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

If the Company would not be in compliance with these commitments under the MFA, it could be in material breach. A breach of the MFA would give McDonald’s Corporation certain rights, including the ability to acquire all or portions of the business.

The following table summarize Company’s ratios requirements for the three-month periods ended from March 31, 2019 to December 31, 2019, for which the Company is in compliance:

	Fixed Charge Coverage Ratio	Leverage Ratio
March 31, 2019	1.83	3.83
June 30, 2019	1.86	3.76
September 30, 2019	1.80	3.83
December 31, 2019	1.86	3.77

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.    Commitments and contingencies (continued)

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At December 31, 2019 and 2018, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $26,158 and $28,509, respectively, presented as follow: $2,035 and $2,436 as a current liability and $24,123 and $26,073 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

Description	Balance at beginning of period	Accruals, net	Settlements	Reclassifications and increase of judicial deposits	Translation	Balance at end of period
Year ended December 31, 2019:
Tax contingencies in Brazil (i)	$9,497	$1,455	$—	$—	$(357)	$10,595
Labor contingencies in Brazil (ii)	21,108	12,916	(16,068)	—	(1,117)	16,839
Other (iii)	11,462	3,070	(1,700)	—	(1,428)	11,404
Subtotal	42,067	17,441	(17,768)	—	(2,902)	38,838
Judicial deposits (iv)	(13,558)	—	—	354	524	(12,680)
Provision for contingencies	$28,509	$17,441	$(17,768)	$354	$(2,378)	$26,158

Year ended December 31, 2018:
Tax contingencies in Brazil (i)	$9,324	$1,805	$—	$—	$(1,632)	$9,497
Labor contingencies in Brazil (ii)	21,061	20,785	(17,718)	—	(3,020)	21,108
Other (iii)	15,646	1,405	(1,984)	—	(3,605)	11,462
Subtotal	46,031	23,995	(19,702)	—	(8,257)	42,067
Judicial deposits (iv)	(18,075)	—	—	1,843	2,674	(13,558)
Provision for contingencies	$27,956	$23,995	$(19,702)	$1,843	$(5,583)	$28,509

Year ended December 31, 2017:
Tax contingencies in Brazil (i)	$13,312	$(2,599)	$(337)	$(667)	$(385)	$9,324
Labor contingencies in Brazil (ii)	11,150	31,448	(21,130)	—	(407)	21,061
Other (iii)	12,222	7,150	(3,960)	17	217	15,646
Subtotal	36,684	35,999	(25,427)	(650)	(575)	46,031
Judicial deposits (iv)	(18,572)	161	—	(60)	396	(18,075)
Provision for contingencies	$18,112	$36,160	$(25,427)	$(710)	$(179)	$27,956

(i)	In 2019, 2018 and 2017, it includes mainly CIDE.

(ii)	It primarily relates to dismissals in the normal course of business.

(iii)	It relates to tax and labor contingencies in other countries and civil contingencies in all the countries.

(iv)	It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil.

As of December 31, 2019, there are certain matters related to the interpretation of tax, labor and civil laws for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $210 million and $227 million.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
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
The claim seeks declaratory judgment and damages in the aggregate amount of $66.7 million plus plaintiffs’ attorney fees. At the end of 2014 the plaintiffs finalized their presentation of evidence whereas the Company has not started yet. At that time, the Company filed a Motion of Non Suit. As of today, the Company has not been notified of any resolution made by the Commissioner assigned to this case. The Company believes that the probability of a loss is remote. Nevertheless, during December 2019, some of the Puerto Rican franchisees reached a Confidential Settlement Agreement with the Company finalizing all controversies and disputes among such parties. As a consequence of this agreement, the aggregate amount will be reduced.

During 2014, another franchisee filed a complaint (“the related Puerto Rican franchisee lawsuit”) against the Company and McDonald’s USA, LLC (a wholly owned subsidiary of McDonald’s Corporation), asserting a very similar claim to the one filed in the Puerto Rican franchisees lawsuit. The claim seeks declaratory judgment and damages in the amount of $30 million plus plaintiffs’ attorney fees. During December 2019, the franchisee reached a Confidential Settlement Agreement with the Company finalizing all controversies and disputes among them.

Furthermore, the Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by the Company’s franchisees that meets periodically to coordinate the development of promotional and marketing campaigns (an association that at the time of the claim was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit), filed a third party complaint and counterclaim (“the PROA claim”) against the Company and other third party defendants, in the amount of $31 million. On June 9, 2014, after several motions for summary judgment duly filed and opposed by the parties, the First Instance Court entered a “Partial Summary Judgment and Resolution” in favor of PROA, before initiating the discovery phase, finding that the Company must participate and contribute funds to the association. However, the Court did not specify any amount for which the Company should be held liable, due to its preliminary and interlocutory nature, and the lack of discovery conducted regarding the amounts claimed by the plaintiffs. By means of a Motion to Reconsider, the Company opposed such determination. In December 2018, the First Instance Court confirmed his determination and the Company filed a Certiorari in the Court of Appeals. In July 2019, the Court of Appeals issued Judgment revoking the Court of First Instance’s summary judgment in favor of PROA. PROA filed in the Puerto Rico Supreme Court an appeal of such determination, which was denied by the Court and PROA filed a reconsideration.

The Company believes that the probability of a loss is remote, considering: (i) the obligation to contribute is not directed towards a cooperative, (ii) the franchise agreement does not contain a provision that makes it mandatory to participate in the cooperative, and (iii) PROA’s by-laws state that participation in the cooperative is voluntary, among other arguments. Therefore, no provision has been recorded.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisees lawsuit. Pursuant to the MFA, the Company indemnifies McDonald’s for PROA claim.

At December 31, 2019, the provision for contingencies includes $1,612 ($3,970 at December 31, 2018), related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet. The asset in respect of McDonald’s Corporation’s indemnity represents the amount of cash to be received as a result of settling certain Brazilian labor and tax contingencies.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
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

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 and 2018:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

19.    Disclosures about fair value of financial instruments (continued)

	Quoted Prices in Active Markets For Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Balance as of December 31,	Balance as of December 31,
	2019	2018	2019	2018	2019	2018	2019	2018
Assets
Cash equivalents	$49,038	$118,948	$—	$—	$—	$—	$49,038	$118,948
Short-term Investments	25	—	—	—	—	—	25	—
Derivatives	—	—	58,107	55,463	—	—	58,107	55,463
Total Assets	$49,063	$118,948	$58,107	$55,463	$—	$—	$107,170	$174,411
Liabilities
Derivatives	$—	—	14,037	$14,203	$—	$—	14,037	14,203
Total Liabilities	$—	$—	$14,037	$14,203	$—	$—	$14,037	$14,203

The derivative contracts were valued using various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves, option volatilities and currency rates that were observable for substantially the full term of the derivative contracts.

Certain financial assets and liabilities not measured at fair value

At December 31, 2019, the fair value of the Company’s short-term and long-term debt was estimated at $701,538, compared to a carrying amount of $650,040. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices, and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At December 31, 2019, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets and goodwill. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
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

The following table presents information about profit or loss and assets for each reportable segment:

	For the fiscal years ended December 31,
	2019	2018	2017
Revenues:
Brazil	$1,385,566	$1,345,453	$1,496,573
Caribbean division	399,251	483,743	474,822
NOLAD	431,266	406,848	386,874
SLAD	742,994	845,527	961,256
Total revenues	$2,959,077	$3,081,571	$3,319,525

Adjusted EBITDA:
Brazil	$227,844	$218,391	$218,172
Caribbean division	24,955	(8,281)	40,844
NOLAD	39,027	32,313	33,717
SLAD	63,120	73,670	87,083
Total reportable segments	354,946	316,093	379,816
Corporate and others (i)	(63,171)	(58,096)	(74,879)
Total adjusted EBITDA	$291,775	$257,997	$304,937

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.    Segment and geographic information (continued)

	For the fiscal years ended December 31,
	2019	2018	2017
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$291,775	$257,997	$304,937

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(123,218)	(105,800)	(99,382)
Gains from sale or insurance recovery of property and equipment	5,175	4,973	95,081
Write-offs of property and equipment	(4,733)	(4,167)	(8,528)
Impairment of long-lived assets	(8,790)	(18,950)	(17,564)
Impairment of goodwill	(273)	(167)	(200)
Reorganization and optimization plan expenses	—	(11,003)	—
2008 Long-Term Incentive Plan incremental compensation from modification	—	575	(1,409)
Operating income	159,936	123,458	272,935
(Less) Plus:
Net interest expense	(52,079)	(52,868)	(68,357)
Gain (loss) from derivative instruments	439	(565)	(7,065)
Foreign currency exchange results	12,754	14,874	(14,265)
Other non-operating (expenses) income, net	(2,097)	270	(435)
Income tax expense	(38,837)	(48,136)	(53,314)
Net income attributable to non-controlling interests	(220)	(186)	(333)
Net income attributable to Arcos Dorados Holdings Inc.	$79,896	$36,847	$129,166

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.    Segment and geographic information (continued)

	For the fiscal years ended December 31,
	2019	2018	2017
Depreciation and amortization:
Brazil	$63,467	$52,632	$52,442
Caribbean division	18,481	22,835	25,210
NOLAD	21,422	20,829	20,635
SLAD	20,713	19,293	15,292
Total reportable segments	124,083	115,589	113,579
Corporate and others (i)	4,894	5,696	5,978
Purchase price allocation (ii)	(5,759)	(15,485)	(20,175)
Total depreciation and amortization	$123,218	$105,800	$99,382

Property and equipment expenditures:
Brazil	$146,322	$100,926	$91,769
Caribbean division	15,934	18,640	16,759
NOLAD	32,662	24,145	17,565
SLAD	70,280	53,300	48,621
Others	37	30	52
Total property and equipment expenditures	$265,235	$197,041	$174,766

	As of December 31,
	2019	2018
Total assets:
Brazil	$1,328,984	$751,550
Caribbean division	429,170	303,467
NOLAD	458,235	247,697
SLAD	389,976	291,300
Total reportable segments	2,606,365	1,594,014
Corporate and others (i)	67,195	105,835
Purchase price allocation (ii)	(115,875)	(121,810)
Total assets	$2,557,685	$1,578,039

(i)
Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of December 31, 2019 and 2018, corporate assets primarily includes corporate cash and cash equivalents, lease right of use and derivatives.

(ii)	Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $960,986 and $856,192 at December 31, 2019 and 2018, respectively. All of the Company’s long-lived assets are related to foreign operations.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

22.    Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to Venezuelan Bolívares (VEF or VES) held by its Venezuelan subsidiaries remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela.
Since February 2013, the Venezuelan government has announced several changes in the currency exchange regulations. The last modification was in February 2018, when the Venezuelan government announced the unification of the formerly exchange rate systems into a sole foreign exchange mechanism called DICOM. The unified system operates through an auction mechanism. During 2018, the Company accessed to DICOM at an exchange rate greater than the one published by the governmental authorities. Considering that under ASC 830, foreign currency transactions are required to be remeasured at the applicable rate at which a particular transaction could be settled, each time the Company access to NEW DICOM at an exchange rate greater than the one published, this rate is considered for remeasurements purposes.
On August 20, 2018, the Government announced the removal of five zeros from the Venezuelan currency and renamed it as “Sovereign Bolivar” (VES). In addition, the new currency devaluated from 2.48 to 59.93 VES per US dollar. Since that moment, the Sovereign Bolivar has been depreciating its value against US dollar. As of December 31, 2019, the exchange rate was 44,080.58 VES per US dollar.
The consequence of several reassessment of the exchange rate used for remeasurement purposes, the Company recognized negative impacts within the Consolidated Statement of Income, mainly related to the write down of certain inventories due to the impact on their net recoverable value, impairment of long-lived assets and foreign currency exchange results. The following table summarizes the impacts during fiscal years 2019, 2018 and 2017:

	2019	2018	2017
Write down of inventories (i)	$(4,468)	$(61,007)	$(4,079)
Impairment of long-lived assets (i)	(2,123)	(12,089)	(8,563)
Foreign currency exchange (loss) income (ii)	(583)	5,061	(4,269)

(i)	Presented within Other operating income (expenses), net.

(ii)	Presented within Foreign currency exchange results.

Revenues and operating (loss) income of the Venezuelan operations were $10,184 and $(8,240), respectively, for fiscal year 2019; $78,859 and $(52,054), respectively, for fiscal year 2018; and $101,477 and $6,804, respectively, for fiscal year 2017.

As of December 31, 2019, the Company’s local currency denominated net monetary position, which would be subject to remeasurement in the event of further changes in the exchange rate, was net asset $0.2 million (including $0.4 million of cash and cash equivalents). In addition, Venezuela’s non-monetary assets were $13.6 million (mainly fixed assets).

In addition to exchange controls, the Venezuelan market is subject to price controls. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although these regulations caused a delay in the pricing plan, the Company was able to increase prices during the fiscal year ended December 31, 2019.
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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

23.    Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Issued and outstanding capital

At December 31, 2016, the Company had 210,711,224 shares issued and outstanding with no par value, consisting of 130,711,224 class A shares and 80,000,000 class B shares.

During fiscal years 2019, 2018 and 2017, the Company issued 470,558, 520,565 and 361,284 Class A shares, respectively, in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan.

In addition, on May 22, 2018, the Board of Directors approved the adoption of a share repurchase program, pursuant to which the Company may repurchase from time to time up to $60,000 of issued and outstanding Class A shares of no par value of the Company (“The Repurchase Program”).

The Repurchase Program began on May 22, 2018 and would expire at the close of business on May 22, 2019. However, it could terminate prior to such date. As of February 15, 2019, the Company purchased 7,993,602 shares amounting to $60,000.
As a result the Repurchase Program concluded.

Therefore, at December 31, 2019, 2018 and 2017 the Company had 212,063,631; 211,593,073 and 211,072,508 shares issued with no par value, consisting of 132,063,631; 131,593,073 and 131,072,508 Class A shares, respectively, and 80,000,000 for Class B shares for each year.

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

On March 26, 2019, the Company approved a dividend distribution to all Class A and Class B shareholders of $0.11 per share, to be paid in three installments, as follows: $0.05 per share on April 12, 2019, $0.03 per share on August 14, 2019 and $0.03 per share on December 12, 2019, amounting to $22,425.

Accumulated other comprehensive income (loss)

The following table sets forth information with respect to the components of “Accumulated other comprehensive income (loss)” as of December 31, 2019 and their related activity during the three-years in the period then ended:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

23.    Shareholders’ equity (continued)

Accumulated other comprehensive income (loss) (continued)

	Foreign currency translation	Cash flow hedges	Post-employment benefits (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2016	$(441,081)	$305	$(873)	$(441,649)
Other comprehensive income (loss) before reclassifications	4,800	6,462	(938)	10,324
Net loss reclassified from accumulated other comprehensive loss to consolidated statement of income	—	1,592	386	1,978
Net current-period other comprehensive income (loss)	4,800	8,054	(552)	12,302
Balances at December 31, 2017	(436,281)	8,359	(1,425)	(429,347)
Other comprehensive (loss) income before reclassifications	(62,996)	13,888	(418)	(49,526)
Net (income) loss reclassified from accumulated other comprehensive income to consolidated statement of income	—	(23,887)	494	(23,393)
Net current-period other comprehensive (loss) income	(62,996)	(9,999)	76	(72,919)
Balances at December 31, 2018	(499,277)	(1,640)	(1,349)	(502,266)
Other comprehensive loss before reclassifications	(12,168)	(5,185)	(55)	(17,408)
Net loss reclassified from accumulated other comprehensive loss to consolidated statement income	—	85	864	949
Adoption of ASU 2017-12	—	(780)	—	(780)
Net current-period other comprehensive (loss) income	(12,168)	(5,880)	809	(17,239)
Balances at December 31, 2019	$(511,445)	$(7,520)	$(540)	$(519,505)

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

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all years presented:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015
Amounts in thousands of US dollars, except for share data and as otherwise indicated

24.    Earnings per share (continued)

	For the fiscal years ended December 31,
	2019	2018	2017
Net income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$79,896	$36,847	$129,166
Weighted-average number of common shares outstanding - Basic	204,003,977	209,136,832	210,935,685
Incremental shares from assumed exercise of stock options (i)	—	—	—
Incremental shares from vesting of restricted share units	664,375	983,634	1,060,726
Weighted-average number of common shares outstanding - Diluted	204,668,352	210,120,466	211,996,411

Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.39	$0.18	$0.61
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$0.39	$0.18	$0.61

(i)
Options to purchase shares of common stock were outstanding during fiscal years 2019, 2018 and 2017. See Note 17 for details. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

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

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of December 31, 2019 and 2018:

	As of December 31,
	2019	2018
Accounts and notes receivable, net	$177	$860
Other receivables	2,201	1,676
Miscellaneous	3,719	2,963
Accounts payable	(8,747)	(14,984)

The following table summarizes the transactions between the Company and the Axionlog Business for the fiscal years ended December 31, 2019, 2018 and 2017:

	Fiscal years ended December 31,
	2019	2018	2017
Food and paper (i)	$(188,276)	$(177,356)	$(173,387)
Occupancy and other operating expenses	(7,252)	(5,322)	(4,281)

(i)
Includes $38,658 of distribution fees and $149,618 of suppliers purchases managed through the Axionlog Business for the fiscal year ended December 31, 2019; $41,633 and $135,723, respectively, for the fiscal year ended December 31, 2018; and $48,773 and $124,614, respectively, for the fiscal year ended December 31, 2017.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

25.    Related party transactions (continued)

As of December 31, 2019 and 2018, the Company had other receivables totaling $2,325 and $2,692, respectively, and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $nil and $1,634, respectively.

26.    Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X in regards to valuation and qualifying accounts for each of the periods presented:

Description	Balance at beginning of period	Additions (i)	Deductions (ii)	Translation	Balance at end of period
Year ended December 31, 2019:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$25,539	$8,524	$(10,892)	$(95)	$23,076
Valuation allowance on deferred tax assets	219,920	2,375	(26,252)	(1,617)	194,426
Reported as liabilities:
Provision for contingencies	28,509	17,795	(17,768)	(2,378)	26,158
Total	$273,968	$28,694	$(54,912)	$(4,090)	$243,660
Year ended December 31, 2018:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$21,467	$6,064	$(1,860)	$(132)	$25,539
Valuation allowance on deferred tax assets	271,651	13,107	(37,718)	(27,120)	219,920
Reported as liabilities:
Provision for contingencies	27,956	25,838	(19,702)	(5,583)	28,509
Total	$321,074	$45,009	$(59,280)	$(32,835)	$273,968
Year ended December 31, 2017:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$16,367	$6,386	$(1,244)	$(42)	$21,467
Valuation allowance on deferred tax assets	290,620	8,382	(27,515)	164	271,651
Reported as liabilities:
Provision for contingencies	18,112	36,160	(26,137)	(179)	27,956
Total	$325,099	$50,928	$(54,896)	$(57)	$321,074

(i)	Additions in valuation allowance on deferred tax assets are charged to income tax expense.

Additions in provision for contingencies are explained as follows:

Fiscal years 2019, 2018 and 2017 – Relate to the accrual of $17,441, $23,995 and $36,160, respectively, and a reclassification of $354 and $1,843, during fiscal years 2019 and 2018, respectively. See Note 18 for details.

(ii)	Deductions in valuation allowance on deferred tax assets are charged to income tax expense.

Deductions in provision for contingencies are explained as follows:

Corresponds to the settlements and reclassifications amounting to $17,768 and $nil, respectively, during fiscal year 2019; $19,702 and $nil, respectively, during fiscal year 2018; and $25,427 and $710, respectively, during fiscal year 2017; as discussed in Note 18.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

26.    Valuation and qualifying accounts (continued)

(iii)
Presented in the consolidated balance sheet as follow: $22,442 and $24,999 at December 31, 2019 and 2018, respectively, within Accounts and notes receivable, net and $634 and $540 at December 31, 2019 and 2018, respectively, within Other receivables.

27.    Subsequent events

a.	Dividend distribution

On March 03, 2020, the Company approved a dividend distribution to all Class A and Class B shareholders of $0.11 per share to be paid in three installments, as follows: $0.05 per share on April 10, 2020, $0.03 per share on August 13, 2020, and $0.03 per share on December 10, 2020.

b.	Effects of Covid-19 on operations

In March 11, 2020, a novel virus known as COVID-19 was declared by the World Health Organization’s (WHO) as a pandemic, resulting in federal, state and local governments mandating various restrictions, including travel restrictions, restrictions on public gatherings, stay at home orders and advisories and quarantining of people who may have been exposed to the virus. As a result, since mid-March 2020 the business operations of the Company were disrupted by the spread of the virus. The disruption has negatively impacted the Company and such impact could be material to our financial results, condition and outlook. The Company has experienced a decline in revenues as well as cash from operations. In addition, the Latin America markets may continue to experience adverse economic conditions, therefore could impact the Company business, financial conditions and results of operations. Consequently, several measures have been taking to mitigate the potential effects from the pandemic by preserving cash and reducing expenses, as well as capital expenditures and renegotiating terms and conditions with lessors and other suppliers.

As of March 31, 2020, the Company drew $136 million in short-term debt to maintain liquidity and is expected to continue relying on short-term funding as long as COVID-19 pandemic is not brought under control. The Company expects to be in compliance with its financial ratios related with revolving credit facilities and Master Franchise Agreements by March 31, 2020, however due to the COVID-19 pandemic effects, compliance in the following periods may be affected in the future.

Moreover, if the impacts of the COVID-19 pandemic become other than temporary, the Company may also need to consider it as an indicator of impairment. The significance and duration of the disruption will continue to be closely monitored.

The Company believes in its ability to obtain the sources of liquidity and capital resources that are necessary in this challenging economic environment and also believe that its liquidity and capital resources, including working capital, are adequate for its present requirements and business operations and will be adequate to satisfy its currently anticipated requirements during at least the next twelve months for working capital, capital expenditures and other corporate needs.