Form 20-F
period 2020-12-31
Arcos Dorados Holdings Inc.
filed 2021-04-29
CIK 1508478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
Class A shares: 127,265,773
Class B shares: 80,000,000
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

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
Financial Statements
We prepare our financial statements in accordance with accounting principles and standards generally accepted in the United States, or U.S. GAAP, and elect to report in U.S. dollars.
The financial information contained in this annual report includes our consolidated financial statements at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, as stated in their report included elsewhere in this annual report.
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
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2020,” relate to our fiscal year ended on December 31 of that calendar year.
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
We are the majority stakeholder in two joint ventures with third parties that collectively own 15 restaurants in Argentina and Chile. We consider these restaurants to be Company-operated restaurants. We also have granted developmental licenses to 9 restaurants. Developmental licensees own or lease the land and buildings on which their restaurants are located and pay a franchise fee to us in addition to the continuing franchise fee due to McDonald’s. We consider these restaurants to be franchised restaurants.
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
Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified in “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:
•effects of COVID-19 pandemic and private or government measures that could negatively affect the global economy and our markets’ economy and business;

•changes in our liquidity or the availability of lines of credit and other sources of financing, including as a result of the COVID-19 pandemic;

•general economic, political, demographic and business conditions in Latin America and the Caribbean;
•fluctuations in inflation and exchange rates in Latin America and the Caribbean;
v

•our ability to implement our growth strategy;
•the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors;
•our ability to compete and conduct our business in the future;
•changes in consumer tastes and preferences, including changes resulting from concerns over nutritional or safety aspects of beef, poultry, french fries or other foods or the effects of health pandemics or food-borne illnesses, such as COVID-19, “mad cow” disease and avian influenza or “bird flu,” and changes in spending patterns and demographic trends, such as the extent to which consumers eat meals away from home;
•the availability, location and lease terms for restaurant development;
•our franchisees, including their business and financial viability and the timely payment of our franchisees’ obligations due to us and to McDonald’s;
•our ability to comply with the requirements of the MFAs, including McDonald’s standards;
•our decision to own and operate restaurants or to operate under franchise agreements;
•the availability of qualified restaurant personnel for us and for our franchisees, and the ability to retain such personnel;
•changes in commodity costs, labor, supply, fuel, utilities, distribution and other operating costs;
•changes in labor laws;
•our ability, if necessary, to secure alternative distribution of supplies of food, equipment and other products to our restaurants at competitive rates and in adequate amounts, and the potential financial impact of any interruptions in such distribution;
•material changes in government regulation;
•material changes in tax legislation;
•other factors that may affect our financial condition, liquidity and results of operations; and
•other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
A.    Offer Statistics
Not applicable.
B.    Method and Expected Timetable
Not applicable.
ITEM 3. KEY INFORMATION
A.    Selected Financial Data
The selected balance sheet data as of December 31, 2020 and 2019 and the income statement data for the years ended December 31, 2020, 2019 and 2018 of Arcos Dorados Holdings Inc. are derived from the consolidated financial statements included elsewhere in this annual report, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global. The selected balance sheet data as of December 31, 2018, 2017 and 2016 and the income statement data for the years ended December 31, 2017 and 2016 of Arcos Dorados Holdings Inc. are derived from consolidated financial statements audited by Pistrelli, Henry Martin y Asociados S.R.L., which are not included herein.
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
We prepare our financial statements in accordance with accounting principles and standards generally accepted in the United States, or U.S. GAAP, and elect to report in U.S. dollars. This financial information should be read in conjunction with “Presentation of Financial and Other Information,” “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

	For the Years Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands of U.S. dollars, except for per share data)
(Loss) Income Statement Data:
Sales by Company-operated restaurants	$1,894,618	$2,812,287	$2,932,609	$3,162,256	$2,803,334
Revenues from franchised restaurants	89,601	146,790	148,962	157,269	125,296
Total revenues	1,984,219	2,959,077	3,081,571	3,319,525	2,928,630
Company-operated restaurant expenses:
Food and paper	(677,087)	(1,007,584)	(1,030,499)	(1,110,240)	(1,012,976)
Payroll and employee benefits	(413,074)	(567,653)	(607,793)	(683,954)	(607,082)
Occupancy and other operating expenses	(624,154)	(799,633)	(803,539)	(842,519)	(752,428)
Royalty fees	(110,957)	(155,388)	(157,886)	(163,954)	(142,777)
Franchised restaurants—occupancy expenses	(43,512)	(61,278)	(67,927)	(69,836)	(55,098)
General and administrative expenses	(171,382)	(212,515)	(229,324)	(244,664)	(221,075)
Other operating (expenses) income, net	(10,807)	4,910	(61,145)	68,577	41,386
Total operating costs and expenses	(2,050,973)	(2,799,141)	(2,958,113)	(3,046,590)	(2,750,050)
Operating (loss) income	(66,754)	159,936	123,458	272,935	178,580
Net interest expense	(59,068)	(52,079)	(52,868)	(68,357)	(66,880)
(Loss) gain from derivative instruments	(2,297)	439	(565)	(7,065)	(3,065)
Gain from securities	25,676	–	–	–	–
Foreign currency exchange results	(31,707)	12,754	14,874	(14,265)	32,354
Other non-operating income (expenses), net	2,296	(2,097)	270	(435)	(2,360)
(Loss) Income before income taxes	(131,854)	118,953	85,169	182,813	138,629
Income tax expense	(17,532)	(38,837)	(48,136)	(53,314)	(59,641)
Net (loss) income	(149,386)	80,116	37,033	129,499	78,988
Less: Net income attributable to non-controlling interests	(65)	(220)	(186)	(333)	(178)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	(149,451)	79,896	36,847	129,166	78,810
(Loss) Earnings per share:
Basic net (loss) income per common share attributable to Arcos Dorados	$(0.73)	$0.39	$0.18	$0.61	$0.37
Diluted net (loss) income per common share attributable to Arcos Dorados	$(0.73)	$0.39	$0.18	$0.61	$0.37

	As of December 31,
	2020	2019	2018	2017	2016
	(in thousands of U.S. dollars, except for share data)
Balance Sheet Data:
Cash and cash equivalent	$165,989	$121,880	$197,282	$308,491	$194,803
Total current assets	415,531	405,368	464,562	653,037	445,190
Property and equipment, net	796,532	960,986	856,192	890,736	847,966
Total non-current assets	1,878,423	2,152,317	1,113,477	1,150,706	1,059,863
Total assets	2,293,954	2,557,685	1,578,039	1,803,743	1,505,053
Accounts payable	209,535	259,577	242,455	303,452	217,914
Short-term debt and current portion of long-term debt	3,129	16,529	4,192	4,359	28,099
Total current liabilities	503,471	595,447	493,312	605,583	548,308
Long-term debt, excluding current portion	773,445	623,575	626,424	629,142	551,580
Total non-current liabilities	1,592,467	1,540,672	691,968	702,018	605,169
Total liabilities	2,095,938	2,136,119	1,185,280	1,307,601	1,153,477
Total common stock	519,518	516,119	512,760	509,647	506,884
Total equity	198,016	421,566	392,759	496,142	351,576
Total liabilities and equity	2,293,954	2,557,685	1,578,039	1,803,743	1,505,053
Shares outstanding	207,265,773	204,070,029	205,232,247	211,072,508	210,711,224

	For the Years Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands of U.S. dollars, except percentages)
Other Data:
Total Revenues
Brazil	$862,748	$1,385,566	$1,345,453	$1,496,573	$1,333,237
Caribbean division(1)	381,090	399,251	483,743	474,822	409,671
NOLAD	311,887	431,266	406,848	386,874	363,965
SLAD	428,494	742,994	845,527	961,256	821,757
Total	1,984,219	2,959,077	3,081,571	3,319,525	2,928,630
Operating (Loss) Income
Brazil	$16,121	$164,342	$159,511	$160,608	$122,636
Caribbean division(1)	4,494	(1,100)	(49,567)	1,538	(12,392)
NOLAD	(16,680)	16,539	7,726	99,152	45,145
SLAD	(16,626)	42,410	53,777	71,718	66,359
Corporate and others and purchase price allocation	(54,063)	(62,255)	(47,989)	(60,081)	(43,168)
Total	(66,754)	159,936	123,458	272,935	178,580
Operating Margin(2)
Brazil	1.9%	11.9%	11.9%	10.7%	9.2%
Caribbean division(1)	1.2	(0.3)	(10.2)	0.3	(3.0)
NOLAD	(5.3)	3.8	1.9	25.6	12.4
SLAD	(3.9)	5.7	6.4	7.5	8.1
Total	(3.4)	5.4	4.0	8.2	6.1
Adjusted EBITDA(3)
Brazil	$76,155	$227,844	$218,391	$218,172	$168,076
Caribbean division(1)	28,847	24,955	(8,281)	40,844	18,049
NOLAD	10,207	39,027	32,313	33,717	36,288
SLAD	3,272	63,120	73,670	87,083	76,327
Corporate and others	(50,370)	(63,171)	(58,096)	(74,879)	(60,295)
Total	68,111	291,775	257,997	304,937	238,445
Adjusted EBITDA Margin(4)
Brazil	8.8%	16.4%	16.2%	14.6%	12.6%
Caribbean division(1)	7.6	6.2	(1.7)	8.6	4.4
NOLAD	3.3	9.0	7.9	8.7	10.0
SLAD	0.8	8.5	8.7	9.1	9.3
Total	3.4	9.9	8.4	9.2	8.1
Other Financial Data:
Working capital(5)	(87,940)	(190,079)	(28,750)	47,454	(103,118)
Capital expenditures(6)	90,144	267,893	197,041	175,636	92,282
Cash Dividends declared per common share	$0.05	$0.11	$0.10	$—	$—
Stock Dividends declared per every 75 common shares	1.00	—	—	—	—

	As of December 31,
	2020	2019	2018	2017	2016
Number of systemwide restaurants	2,236	2,293	2,223	2,188	2,156
Brazil	1,020	1,023	968	929	902
Caribbean division	318	336	337	350	353
NOLAD	507	530	524	519	517
SLAD	391	404	394	390	384
Number of Company-operated restaurants	1,576	1,580	1,540	1,546	1,553
Brazil	610	612	584	579	584
Caribbean division	269	251	251	263	266
NOLAD	353	364	362	363	365
SLAD	344	353	343	341	338
Number of franchised restaurants	660	713	683	642	603
Brazil	410	411	384	350	318
Caribbean division	49	85	86	87	87
NOLAD	154	166	162	156	152
SLAD	47	51	51	49	46

(1)Currency devaluations in Venezuela have had a significant effect on our income statements and have impacted the comparability of our income statements. See “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Foreign Currency Translation-Venezuela.”
(2)Operating margin is operating income divided by total revenues, expressed as a percentage.
(3)Adjusted EBITDA is a measure of our performance that is reviewed by our management. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies. Total Adjusted EBITDA is a non-GAAP measure. For our definition of Adjusted EBITDA, see “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Key Business Measures.”
(4)Adjusted EBITDA margin is Adjusted EBITDA divided by total revenues, expressed as a percentage.
(5)Working capital equals current assets minus current liabilities.
(6)Includes property and equipment expenditures and purchase of restaurant businesses paid at the acquisition date.

Presented below is the reconciliation between net income and Adjusted EBITDA on a consolidated basis:

Consolidated Adjusted EBITDA Reconciliation	For the Years Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands of U.S. dollars)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(149,451)	$79,896	$36,847	$129,166	$78,810
Plus (Less):
Net interest expense	59,068	52,079	52,868	68,357	66,880
Loss (gain) from derivative instruments	2,297	(439)	565	7,065	3,065
(Gain) from securities	(25,676)	—	—	—	—
Foreign currency exchange results	31,707	(12,754)	(14,874)	14,265	(32,354)
Other non-operating (income) expenses, net	(2,296)	2,097	(270)	435	2,360
Income tax expense	17,532	38,837	48,136	53,314	59,641
Net income attributable to non-controlling interests	65	220	186	333	178
Operating (loss) income	(66,754)	159,936	123,458	272,935	178,580
Plus (Less):
Items excluded from computation that affect operating income:
Depreciation and amortization	126,853	123,218	105,800	99,382	92,969
Gains from sale or insurance recovery of property and equipment	(4,210)	(5,175)	(4,973)	(95,081)	(57,244)
Write-offs of property and equipment	4,501	4,733	4,167	8,528	5,776
Impairment of long-lived assets	6,636	8,790	18,950	17,564	7,697
Impairment of goodwill	1085	273	167	200	5,045
Reorganization and optimization plan	—	—	11,003	—	5,341
2008 Long-Term Incentive Plan incremental compensation from modification	—	—	(575)	1,409	281
Adjusted EBITDA	68,111	291,775	257,997	304,937	238,445

Exchange Rates and Exchange Controls
In 2020, 69.2% of our total revenues were derived from our restaurants in Brazil, Argentina, Mexico and Puerto Rico. While we elect to report figures in U.S. dollars, our revenues are conducted in the local currency of the territories in which we operate, and as such may be affected by changes in the local exchange rate to the U.S. dollar. The exchange rates discussed in this section have been obtained from each country’s central bank. However, in most cases, for consolidation purposes, we use a foreign currency to U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the aforementioned central banks.
Brazil
Exchange Rates
The Brazilian real appreciated 19.4% against the U.S. Dollar in 2016, 1.7% in 2017, depreciated 19% in 2018, depreciated 25.5% in 2019, depreciated 29% in 2020 and depreciated 8.5% in the first quarter of 2021. As of April 23, 2021, the exchange rate for the purchase of U.S. dollars was R$5.48 per U.S. dollar.
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
Brazilian law also imposes a tax on foreign exchange transactions, or “IOF/Exchange,” on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. As of October 7, 2014, the general IOF/Exchange rate applicable to almost all foreign currency exchange transactions was increased from zero to 0.38%, although other rates may apply in particular operations, such as the below transactions which are currently not taxed:
•inflow related to transactions carried out in the Brazilian financial and capital markets, including investments in our common shares by investors which register their investment under Resolution No. 4,373;
•outflow related to the return of the investment mentioned under the first bulleted item above; and
•outflow related to the payment of dividends and interest on shareholders’ equity in connection with the investment mentioned under the first bulleted item above.
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
Argentina
Exchange Rates
The Argentine peso depreciated 21.9% against the U.S. Dollar in 2016, 17.7% in 2017, 49.7% in 2018, 58.8% in 2019, 40.5% in 2020 and 9.3% in the first quarter of 2021. As of April 23, 2021, the exchange rate for the purchase of U.S. dollars was ARS$93.12 per U.S. dollar.
Exchange Controls
During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations and the introduction of numerous changes in economic policies, including currency controls that tightened restrictions on capital flows, exchange controls, an official U.S. dollar exchange and transfer restrictions that substantially limited the ability of companies to retain foreign currency or make payments abroad. Although these foreign exchange controls were eased in a series of measures introduced by former President Mauricio Macri’s administration starting in December 2015, his administration also reinstated the main exchange controls, starting in September 2019.
On September 1, 2019, the Argentine government issued Decree No. 609/2019 whereby foreign exchange controls were reinstated. The decree: (i) reinstated, originally until December 31, 2019, exporters’ obligation to repatriate and settle for Argentine pesos (through the foreign exchange market or the “MLC”, per its acronym in Spanish) the proceeds from exports of goods and services on the terms and conditions set forth by the Central Bank of Argentina’s implementing regulations; and (ii) authorized the Central Bank of Argentina to (a) regulate access to the foreign exchange market for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed to circumvent, through the use of securities and other instruments, the measures adopted through the decree. On the same date, the Central Bank of Argentina issued Communication “A” 6770, which was subsequently amended and supplemented by further

Central Bank of Argentina communications. As a consequence of these exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain capital market operations usually effected to obtain U.S. dollars has broadened significantly, reaching a value of approximately 64% above the official exchange rate as of April 23, 2021.
At present, foreign exchange regulations have been (i) extended indefinitely, and (ii) consolidated in a single set of regulation, Communication “A” 6844, as subsequently amended and supplemented from time to time by Central Bank of Argentina’s communications (jointly, the “Argentine FX Regulations”). Below is a description of the main exchange control measures implemented through the aforementioned regulations:
Specific provisions for inward remittances
Obligation to repatriate and settle in Argentine pesos the proceeds from exports of services
Section 2.2 of the Argentine FX Regulations imposes on exporters the obligation to repatriate, and settle in the MLC, the proceeds from services rendered to non-residents within 5 business days following payment thereof.
Sale of non-financial non-produced assets
Pursuant to section 2.3 of the Argentine FX Regulations, the proceeds in foreign currency of the sale to non-residents of non-financial non-produced assets must be repatriated and settled in Argentine pesos in the MLC within 5 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.
External financial indebtedness
Pursuant to section 2.4 of the Argentine FX Regulations, the new regulations have reinstated the requirement to repatriate, and settle in Argentine pesos through the MLC, the proceeds of new financial indebtedness disbursed from and after September 1, 2019 as a condition for accessing the MLC to make debt service payments thereunder. The reporting of the debt under the reporting regime established by Communication “A” 6401 (as amended and restated from time to time, the “External Assets and Liabilities Reporting Regime”) is also a condition to access the MLC to repay external financial indebtedness. However, per Communication “A” 7106, debtors of principal of foreign external financial indebtedness scheduled to be due between October 15, 2020 and March 31, 2021 were limited to access the MLC for up to 40% of the principal owed during such period (this period was subsequently extended to December 31, 2021 by Communication “A” 7230). Hence, these new regulations impose a requirement on debtors to restructure the remaining 60% of principal owed during such period (or obtain new financing), but allows the access to the MLC for all interest under such payments. These regulations are subject to certain characteristics and thresholds but generally apply to external financial indebtedness. Debtors of external financial indebtedness subject to these regulations are required to submit to a refinancing plan evidencing compliance with this regulation.
Specific Provisions Regarding Access to the MLC
Payment of principal under external financial indebtedness to non-resident affiliates
Access to the MLC for payments of principal under debts with non-resident affiliates will be subject to the Central Bank of Argentina’s prior approval until June 30, 2021.
Payment of imports of goods
Communication “A” 7030 of the Central Bank of Argentina sets forth that, for the purposes of accessing the MLC to pay imports of goods or the principal amount of debts arising from the import of goods, the Central Bank of Argentina’s prior approval will be required until June 30, 2021, unless certain requirements are met, namely:
a) the entity has received an affidavit from the client stating that the total amount of payments associated with its imports of goods processed through the MLC during 2020, including the payment for which approval is sought, does not exceed in more than US$1,000,000 the amount by which the importer would have access to the exchange market when computing: (i) the imports of goods registered on behalf of the relevant in the system for tracking payments of imports of goods (SEPAIMPO) and that were registered between January 1, 2020 and the day prior to accessing the MLC, (ii) plus the amount of payments made under other exceptions, (ii) minus the amount pending to be paid in Argentina, related to payments of imports with pending customs registration made between September 1, 2019 and December 31, 2019;

b) in the case of a “deferred payment” or “demand payment” of imports corresponding to goods that have been shipped as of July 1, 2020 or that, having been shipped previously, have not arrived in the country before that date; and
c) it is a payment associated with an operation not included in section b) above, to the extent that it is intended to be used towards the cancellation of a commercial debt for imports of goods with an export credit agency or a foreign financial entity or that was guaranteed by either of such entities.
Prior to authorizing payments for imports of goods, the intervening financial entity must, in addition to requesting the client’s affidavit, verify that such statement is compatible with the existing data in the relevant online Central Bank of Argentina’s databases.
Payment of services provided by non-residents
Pursuant to section 3.2 of the Argentine FX Regulations, residents may access the MLC for payment of services rendered by non-residents (except to affiliates), as long as it is verified that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting.
Access to the MLC for the prepayment of debts for services requires prior authorization by the Central Bank of Argentina.
Other Specific Provisions
Additional requirements on outflows through the MLC
For certain outflows of funds made through the MLC (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; remittances of profits and dividends; payment of principal and interest on external indebtedness; payments of interest on debts for the import of goods and services, among others), the intervening exchange institution shall obtain the Central Bank of Argentina’s prior approval before processing the transaction, unless the customer files an affidavit before such bank stating that, at the moment of accessing the MLC:
a) (i) all its foreign currency holdings are held in bank accounts within local financial institutions, and (ii) the customer has no external liquid assets available as of the date of access to the MLC in an amount higher than the equivalent to US$100,000 (or a higher amount, provided some requirements are met). Communication “A” 7030 provides a merely illustrative list of liquid external assets including, among others, holdings of foreign currency bills and coins, holdings of coined gold or gold bars for good delivery, demand deposits with financial institutions abroad and other investments that allow for immediate availability of foreign currency (including, for example, investments in external government securities, funds held in investment accounts with investment managers abroad, crypto-currency, funds in payment service providers’ accounts, among others); and
b) the customer commits to transfer and settle through the MLC within a term of 5 business days upon being made available, (i) any funds received from the collection of loans granted to third parties, (ii) the collection of time deposits, or (iii) the sale of any asset; provided that the loan had been granted, the time deposit had been made, and the asset had been purchased, in each case, after May 28, 2020.
Access to the MLC by non-residents
In accordance with section 3.12 of the Argentine FX Regulations, prior approval by the Central Bank of Argentina will be required for access to the foreign exchange market by non-residents for the purchase of foreign currency, except for the following operations: (a) International organizations and institutions that perform functions of official export credit agencies, (b) diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions, (c) Representatives in the country of Courts, Authorities or Offices, Special Missions, Commissions or Bilateral Bodies established by Treaties or International Agreements, of which Argentina is part, to the extent that transfers are made in the exercise of their functions, (d) foreign transfers in the name of individuals who are beneficiaries of retirement and / or pensions paid by the ANSES, for up to the amount paid by said agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in your registered country of residence, (e) purchase of foreign currency (in cash) by non-resident individuals for tourism and travel expenses, up to a maximum amount of U$S100 dollars, to the extent the financial entity can verify that the client has settled an amount equal or higher than the sum to be purchased within 90 days prior to the operation, and (f) transfers to offshore bank accounts by individuals that are beneficiaries of pensions granted by the national government pursuant to Laws No. 24,043, 24,411 and 25,914, as supplemented.

Exchanges and arbitrage. Transactions involving securities
Pursuant to section 4.2 of the Argentine FX Regulations, entities are allowed to carry out exchange and arbitrage operations with their clients in the following cases: (i) such operation is not subject to the settlement obligation in the MLC; (ii) an individual transfers funds from their local accounts (which are already held in foreign currency) to its own bank accounts outside Argentina, (iii) when foreign currency transfers by local central collective deposit securities for funds received in foreign currency for capital services and income from National Treasury securities, (iv) arbitration operations not originated in foreign transfers provided that such funds are debited from an account in foreign currency of the client in a local entity, and (v) may be carried out without the need to obtain prior Central Bank of Argentina approval, provided that if structured as separate transactions, these would have access to the MLC without the need of an authorization by the Central Bank of Argentina.
Securities-related Operations
Pursuant to General Resolution No. 878/2020 of the Argentine Securities Commission (CNV, per its acronym in Spanish), sales of securities with settlement in foreign currency and in a foreign jurisdiction may be carried out, provided that a minimum holding period of 3 business days is observed from the date such securities are credited with the relevant depositary. With respect to sales of securities with settlement in foreign currency carried out locally, the minimum holding period will be of 1 business day to be counted from the date on which such securities were credited with the relevant depositary. These minimum holding periods shall not be applicable in the case of purchases of securities with settlement in foreign currency.
In addition, transfers of securities acquired from foreign depositaries with settlement in Argentine pesos will be processed subject to the compliance with a minimum holding period of 3 business days counted from the crediting thereof with the depositary, unless such crediting results from a primary placement of securities issued by the National Treasury or refers to shares and/or Argentine deposit certificates (CEDEARs) traded on markets regulated by the CNV. Brokers and trading agents must verify compliance with the aforementioned minimum holding period of the securities.
With respect to incoming transfers, General Resolution No. 878/2020 of the CNV provided that securities transferred by foreign depositaries and credited with a central depositary may not be allocated to the settlement of transactions in foreign currency and in a foreign jurisdiction until 3 business days after such crediting into sub-account(s) in the local custodian. If such securities are allocated to the settlement of transactions in foreign currency and in local jurisdiction, the minimum holding period will be 1 business day after such crediting into sub-account(s) in the local custodian.
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
Mexico
Exchange Rates
The Mexican peso appreciated 4.26% in 2019, depreciated 5.2% in 2020 and depreciated 2.6% in the first quarter of 2021. As of April 23, 2021, the free-market exchange rate for the purchase of U.S. dollars was Ps.19.83 per U.S. dollar.
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

Summary of Risk Factors
An investment in our Company is subject to a number of risks, including risks related to our business, results of operations and Financial Conditions, risks related to our liquidity and indebtedness and risks related to our industry. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information—D. Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Related to Our Business and Operations
•The spread of COVID-19 has materially and adversely affected our business, results of operations and cash flows, and may continue to do so.
•Our rights to operate and franchise McDonald’s-branded restaurants are dependent on the MFAs, the expiration of which would adversely affect our business, results of operations, financial condition and prospects.
•Our business depends on our relationship with McDonald’s and changes in this relationship may adversely affect our business, results of operations and financial condition.
•McDonald’s has the right to acquire all or portions of our business upon the occurrence of certain events and, in the case of a material breach of the MFAs, may acquire our non-public shares or our interests in one or more Territories at 80% of their fair market value.
•The failure to successfully manage our future growth may adversely affect our results of operations.
•We depend on oral agreements with third-party suppliers and distributors for the provision of products that are necessary for our operations.
•Our financial condition and results of operations depend, to a certain extent, on the financial condition of our franchisees and their ability to fulfill their obligations under their franchise agreements.
•We do not have full operational control over the businesses of our franchisees.
•Ownership and leasing of a broad portfolio of real estate exposes us to potential losses and liabilities.
•The success of our business is dependent on the effectiveness of our marketing strategy.
•The inability to attract and retain qualified personnel may affect our growth and results of operations.
•The resignation, termination, permanent incapacity or death of our Executive Chairman could adversely affect our business, results of operations, financial condition and prospects.
•Labor shortages or increased labor costs could harm our results of operations.
•A failure by McDonald’s to protect its intellectual property rights, including its brand image, could harm our results of operations.

Risks Related to Our Results of Operations and Financial Condition
•We use non-committed lines of credit to partially finance our working capital needs.
•Covenants and events of default in the agreements governing our outstanding indebtedness could limit our ability to undertake certain types of transactions and adversely affect our liquidity.
•Inflation and government measures to curb inflation may adversely affect the economies in the countries where we operate, our business and results of operations.
•Exchange rate fluctuations against the U.S. dollar in the countries in which we operate have negatively affected, and could continue to negatively affect, our results of operations.
•Price controls and other similar regulations in certain countries have affected, and may in the future affect, our results of operations.
•We are subject to significant foreign currency exchange controls and currency devaluation in certain countries in which we operate.

Risks Related to Government Regulation
•If we fail to comply with, or if we become subject to, more onerous government regulations, our business could be adversely affected.
•We could be subject to expropriation or nationalization of our assets and government interference with our business in certain countries in which we operate.
•Non-compliance with anti-terrorism and anti-corruption regulations could harm our reputation and have an adverse effect on our business, results of operations and financial condition.
•Any tax increase or change in tax legislation may adversely affect our results of operations.
•Tax assessments in any of the jurisdictions in which we operate may negatively affect our business and results of operations.
•Litigation and other pressure tactics could expose our business to financial and reputational risk.
•Information technology system failures or interruptions or breaches of our network security may interrupt our operations, exposing us to increased operating costs and to litigation.
•Our insurance may not be sufficient to cover certain losses.

Risks Related to Our Industry
•The food services industry is intensely competitive and we may not be able to continue to compete successfully.
•Increases in commodity prices or other operating costs could harm our operating results.
•Demand for our products may decrease due to changes in consumer preferences or other factors.
•Our investments to enhance the customer experience, including through technology, may not generate the expected returns.
•Our business activity may be negatively affected by disruptions, catastrophic events or health pandemics.
•Restrictions on promotions and advertisements directed at families with children and regulations regarding the nutritional content of children’s meals may harm McDonald’s brand image and our results of operations.
•We are subject to increasingly strict data protection laws, which could increase our costs and adversely affect our business.
•Environmental laws and regulations may affect our business.
•We may be adversely affected by legal actions with respect to our business.
•Unfavorable publicity or a failure to respond effectively to adverse publicity, particularly on social media platforms, could harm our reputation and adversely impact our business and financial performance.

Risks Related to Our Business and Operations in Latin America and the Caribbean
•Our business is subject to the risks generally associated with international business operations.
•Developments and the perception of risk in other countries, especially emerging market countries, may adversely affect business, results, financial conditions and prospects.
•Changes in governmental policies in the Territories could adversely affect our business, results of operations, financial condition and prospects.
•Latin America has experienced, and may continue to experience, adverse economic conditions that have impacted, and may continue to impact, our business, financial condition and results of operations.
•Some of our customers depend on remittances from family members living overseas. Laws, regulations or events that limit such remittances or any changes to United States immigration policy may adversely affect our financial condition and results of operations.

Risks Related to Our Class A Shares
•Mr. Woods Staton, our Executive Chairman, controls all matters submitted to a shareholder vote, which will limit your ability to influence corporate activities and may adversely affect the market price of our class A shares.
•Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our class A shares to decline.
•As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our class A shares.
Risks Related to Investing in a British Virgin Islands Company
•We are a British Virgin Islands company and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States.
•You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation.
•You may not be able to participate in future equity offerings, and you may not receive any value for rights that we may grant.
Risks Related to Our Business and Operations
The spread of COVID-19 has materially and adversely affected our business, results of operations and cash flows, and may continue to do so.
Since mid-March 2020, when the COVID-19 virus began to spread in Latin America and the Caribbean, operations in all our markets were significantly disrupted. Governments at the local, state and/or federal level in all countries in which we operate implemented measures intended to stem the spread of COVID-19. In order to comply with these government measures, some of our markets closed all restaurants for a period of time, especially from the end of March through the middle of April 2020. During that period, the peak percentage of fully-closed restaurants reached approximately 50% of our entire restaurant footprint. Beginning in the middle of April 2020 and through the end of 2020, while following the operating hours and/or occupancy restrictions imposed by the governments in the markets in which we operate, we steadily began re-opening restaurants and were able to resume operating at least one sales channel, such as drive-thru, delivery and/or take out, in nearly all of our restaurants, as well as, the vast majority of our dessert centers. However, due to the ongoing and dynamic nature of the COVID-19 pandemic, additional periods of government-imposed operating restrictions to slow the spread of the virus are being implemented in some markets and may impact additional markets in the future. In addition, although our supply chain has not been materially disrupted by the pandemic to date, any resurgence of the pandemic in one or more markets may lead to disruptions in our supply chain, if our suppliers experience disruption of their operations due to the pandemic.
In order to mitigate the impact on our business, results of operations, financial condition and outlook, we implemented several cash preservation measures including, but not limited to, reducing costs and expenses, limiting capital expenditures and renegotiating terms and conditions with lessors and other suppliers of goods and services. We expect to maintain these cash preservation measures until the operating environment normalizes. In addition, on July 6, 2020, we announced the Board of Directors’ decision to cancel the two remaining cash dividend installments that were to be paid in August and December 2020 and the Board of Directors’ communicated approval of a stock dividend, which was distributed in August 2020.
In addition, McDonald’s granted us a deferral of all royalty payments, due related to sales in March, April, May, June and July 2020 until the first half of 2021. Also, in connection with the COVID-19 pandemic, we agreed with McDonald’s to reduce the advertising and promotion spending requirement from 5% to 4% of our gross sales for the full year 2020 (beginning on January 1, 2021 we resumed spending 5% of our gross sales on advertising and promotion) and approved the withdrawal of the previously-approved 2020-2022 restaurant opening plan and reinvestment plan, agreeing in place of this obligation to a plan for 2021 only. We expect to discuss our 2022 restaurant opening plan and reinvestment plan with McDonald’s in the second half of 2021. If we are unable to meet our commitments under a future plan and we are unable to reach an agreement on the revised terms for the restaurant opening plan and reinvestment plan or are otherwise unable to obtain a waiver from McDonald’s, we will be in default under the terms of the MFAs. As part of the approved plan for 2021, McDonald’s agreed to provide us with growth support, which is expected to result in a consolidated effective royalty rate of about 5.3% in 2021. Finally, McDonald’s granted us limited waivers from June 30, 2020 through and including December 31, 2021 as we were not in compliance with the MFAs’ requirement to maintain a minimum fixed charge coverage ratio equal to or greater than 1.50 and a maximum leverage ratio of 4.25. If the COVID-19 pandemic worsens, we may not be able to meet our quarterly financial ratios or obtain additional waivers in the future.

We currently have certain letters of credit in place in favor of McDonald’s that guarantee our obligations under the MFAs. The letters of credit were issued by Credit Suisse amounting to $45 million, Itaú Unibanco S.A. (Itaú) amounting to $15 million and JPMorgan amounting to $20 million. These letters of credit contain a limited number of customary affirmative and negative covenants, including a maximum indebtedness to EBITDA ratio of 4.0 for Credit Suisse and Itaú, and 4.5 for JPMorgan. We received waivers from our lenders for any event of default which may have occurred related to compliance with these financial ratio covenants in our letters of credit, which are measured at the end of each quarter, through and including the first quarter of 2021, for Itaú and JPMorgan, and December 31, 2021 for Credit Suisse. Although we do not have any amounts outstanding under these letters of credit at this time, certain of our lenders may terminate these letters of credit if we do not meet certain ratios thereunder in the future or if we are in default under our other indebtedness, among other reasons. If our lenders terminate our letters of credit, we would be in breach of our obligations under the MFAs, if we cannot replace the instrument or use cash as collateral.
Regarding our liquidity, at the beginning of the COVID-19 pandemic, we drew on our revolving credit facilities and short-term lines of credit to stabilize our cash flow and had to obtain waivers for our compliance with financial ratio covenants from our lenders for certain periods. As of December 31, 2020, we had zero balances drawn on our short-term credit lines and were in compliance with the financial ratio covenants under our current revolving credit facility. Should the COVID-19 pandemic worsen, we may need to draw on our available revolving credit facility and short-term credit lines in the future if we are unable to find alternative sources of funding.
Moreover, we benefited from some government measures enacted in Latin America and the Caribbean to help companies deal with the economic fallout of the COVID-19 pandemic, including modification of existing regulations to reduce workdays or tax costs, tax payment deferral and subsidies related to labor costs, among others. All subsidies granted were recognized on a systematic basis over the periods in which the related expenses were recorded, within “payroll and employee benefits” or “General and administrative expenses” in our consolidated statement of (loss) income. We meet all the terms and conditions required by the governments to maintain the benefits granted. Although as of December 31, 2020, some of the government measures remained in force, we cannot predict the extent or duration of current or forthcoming programs. The end of government support and a sustained growth of unemployment and under-employment will result in a decline in consumption that could negatively impact our sales.
In order to help our franchisees mitigate the negative impacts of the COVID-19 pandemic, we deferred a portion of franchisee rent payments in the six markets in which we have franchised restaurants. In addition, our franchisees also benefitted from the deferral of royalty payments due, related to sales for March, April, May, June and July 2020, as well as the reduction of the marketing and promotion spending requirement from 5% to 4% of their gross sales for the full year 2020, granted by McDonald’s.
Although vaccination has started in the region, providing a foreseeable transition to normalcy, the COVID-19 virus is still spreading aggressively and continues to negatively impact our business and such impact could be material to our financial results, conditions and outlook. If we do not achieve profitability, our business and our ability to repay our financial obligations will be adversely affected. Moreover, if volatility in the financial markets continues, our cost of capital could increase and may make it more difficult for us to obtain additional financing if needed.
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

If McDonald’s elects not to grant us the renewal option or we elect not to exercise the renewal option, we will have a three-year period in which to solicit offers for our business, which offers would be subject to McDonald’s approval. Upon the expiration of the MFAs, McDonald’s has the option to acquire all of our non-public shares and all of the equity interests of our wholly owned subsidiary Arcos Dourados Comercio de Alimentos S.A., the master franchisee of McDonald’s for Brazil, at their fair market value.
In the event McDonald’s does not exercise its option to acquire LatAm, LLC and Arcos Dourados Comercio de Alimentos S.A., the MFAs would expire and we would be required to cease operating McDonald’s-branded restaurants, identifying our business with McDonald’s and using any of McDonald’s intellectual property. Although we would retain our real estate and infrastructure, the MFAs prohibit us from engaging in certain competitive businesses, including Burger King, Subway, KFC or any other quick-service restaurant, or QSR, business, or duplicating the McDonald’s system at another restaurant or business during the two-year period following the expiration of the MFAs. As the McDonald’s brand and our relationship with McDonald’s are among our primary competitive strengths, the expiration of the MFAs for any of the reasons described above would materially and adversely affect our business, results of operations, financial condition and prospects.
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
Pursuant to the MFAs, McDonald’s has the ability to exercise substantial influence over the conduct of our business. For example, under the MFAs, we are not permitted to operate any other QSR chains, we must comply with McDonald’s high quality standards, we must own and operate at least 50% of all McDonald’s-branded restaurants in each of the Territories, we must maintain certain guarantees in favor of McDonald’s, including a standby letter of credit (or other similar financial guarantee acceptable to McDonald’s) in an amount of $80.0 million, to secure our payment obligations under the MFAs and related credit documents, we cannot incur debt above certain financial ratios, we cannot transfer the equity interests of our subsidiaries, any significant portion of their assets or certain of the real estate properties that we own without McDonald’s consent, and McDonald’s has the right to approve the appointment of our chief executive officer and chief operating officer. In addition, the MFAs require us to reinvest a significant amount of money, including through reimaging our existing restaurants, opening new restaurants and advertising, which plans McDonald’s has the right to approve. As a result of the business disruptions caused by COVID-19 pandemic, we agreed with McDonald’s to withdraw our previously-approved 2020-2022 restaurant opening plan and reinvestment plan. On December 18, 2020, we reached an agreement with McDonald’s for new restaurant openings and reinvestment capital expenditures in 2021. We expect to discuss our 2022 restaurant opening plan and reinvestment plan with McDonald’s in the second half of 2021. Also in connection with the COVID-19 pandemic, McDonald’s granted us a deferral of royalty payments due, related to our gross sales in March, April, May, June and July 2020, until 2021, as well as a reduction of the advertising and promotion spending requirement from 5% to 4% of our gross sales for the full year 2020. In addition to using our cash flow from operations, we may need to incur additional indebtedness in order to finance future commitments, which could adversely affect our financial condition. Moreover, we may not be able to obtain this additional indebtedness on favorable terms, or at all. Failure to comply with our future commitments could constitute a material breach of the MFAs and may lead to a termination by McDonald’s of the MFAs.
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
McDonald’s was granted a perfected security interest in the equity interests of LatAm, LLC, Arcos Dourados Comercio de Alimentos S.A. and certain of their subsidiaries to protect this right. In the event this right is exercised as a result of a material breach of the MFAs, the amount to be paid by McDonald’s would be equal to 80% of the fair market value of the acquired equity interests. If McDonald’s exercises its right to acquire our interests in one or more Territories as a result of a material breach, our business, results of operations and financial condition would be materially and adversely affected. See “Item 10. Additional Information—C. Material Contracts—The MFAs—Termination” for more details about fair market value calculation.
The failure to successfully manage our future growth may adversely affect our results of operations.
Our business has grown significantly since the Acquisition, largely due to the opening of new restaurants in existing and new markets within the Territories, and also from an increase in comparable store sales. Our total number of restaurant locations has increased from 1,569 at the date of the Acquisition to 2,236 restaurants as of December 31, 2020.
Our growth is, to a certain extent, dependent on new restaurant openings and therefore may not be constant from period to period; it may accelerate or decelerate in response to certain factors. There are many obstacles to opening new restaurants, including determining the availability of desirable locations, securing reliable suppliers, hiring and training new personnel and negotiating acceptable lease terms, and, in times of adverse economic conditions, franchisees may be more reluctant to provide the investment required to open new restaurants. In addition, our growth in comparable store sales is dependent on continued economic growth in the countries in which we operate as well as our ability to continue to predict and satisfy changing consumer preferences and to manage through other external pressures, including global pandemics such as the coronavirus (COVID-19) pandemic. See “—The spread of COVID-19 has materially and adversely affected our business, results of operations and cash flows, and may continue to do so.”
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
Our 38 largest suppliers account for approximately 75% of our purchases excluding Venezuela. Very few of our suppliers have entered into written contracts with us as we only have pricing protocols with a vast majority of them. Our supplier approval process is thorough and lengthy in order to ensure compliance with McDonald’s high quality standards. We therefore tend to develop strong relationships with approved suppliers and, given our importance to them, have found that pricing protocols with them are generally enough to ensure a reliable supply of quality products. While we source our supplies from many approved suppliers in Latin America and the Caribbean, thereby reducing our dependence on any one supplier, the informal nature of the majority of our relationships with suppliers means that we may not be assured of long-term or reliable supplies of products from those suppliers.
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
As of December 31, 2020, 29.5% of our restaurants were franchised. Under our franchise agreements, we receive monthly payments which are, in most cases, the greater of a fixed rent or a certain percentage of the franchisee’s gross sales. Franchisees are independent operators with whom we have franchise agreements. We typically own or lease the real estate upon which franchisees’ restaurants are located and franchisees are required to follow our operating manual that specifies items such as menu choices, permitted advertising, equipment, food handling procedures, product quality and approved suppliers. Our operating results depend to a certain extent on the restaurant profitability and financial viability of our franchisees. The concurrent failure by a significant number of franchisees to meet their financial obligations to us could jeopardize our ability to meet our obligations. As a result of the COVID-19 pandemic, we expect some of our franchisees to have difficulty meeting their financial obligations to us. As of the date hereof, franchisees have already resumed making rent payments to us in almost all of the six markets where we have franchisees. See “—The spread of COVID-19 has materially and adversely affected our business, results of operations and cash flows, and may continue to do so.”
We are liable for our franchisees’ monthly payment of a continuing franchise fee to McDonald’s, which represents a percentage of those franchised restaurants’ gross sales. To the extent that our franchisees fail to pay this fee in full, we are responsible for any shortfall under the MFAs. As such, the concurrent failure by a significant number of franchisees to pay their continuing franchise fees could have a material adverse effect on our results of operations and financial condition. McDonald’s agreed to defer all franchise fee payments, whether they are related to company-operated or franchisee operated restaurants, for March, April, May, June and July 2020 sales until 2021. As of the date hereof, we have paid the deferred franchise fee payments relative to March, April, May and June 2020. We expect to pay the deferred franchise fee relative to July 2020 in early May 2021. If we are unable to pay such franchise fees when they are due, or we have further difficulty meeting our obligations in the coming months and McDonald’s does not provide additional deferrals or waivers, we will be in default under the MFAs.
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
As of December 31, 2020, we owned the land for 489 of our 2,236 restaurants and the buildings for all but 9 of our restaurants. The value of these assets could decrease or rental costs could increase due to changes in local demographics, the investment climate and increases in taxes.
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
Market awareness is essential to our continued growth and financial success. Pursuant to the MFAs, we create, develop and coordinate marketing plans and promotional activities throughout the Territories, and franchisees contribute a percentage of their gross sales to our marketing plan. In addition, we are required under the MFAs to spend at least 5% of our sales on advertising and promotional activities in the majority of our markets. In connection with the COVID-19 outbreak, we have agreed with McDonald’s to reduce this spending requirement from 5% to 4% of our gross sales for the full year 2020. Beginning on January 1, 2021, we resumed spending 5% of our gross sales on advertising and promotion. Pursuant to the MFAs, McDonald’s has the right to review and approve our marketing plans in advance and may request that we cease using the materials or promotional activities at any time if McDonald’s determines that they are detrimental to its brand image. We also participate in global and regional marketing activities undertaken by McDonald’s and pay McDonald’s approximately 0.1% of our sales in order to fund such activities.
If our advertising programs are not effective, or if our competitors begin spending significantly more on advertising than we do, we may be unable to attract new customers or existing customers may not return to our restaurants and our operating results may be negatively affected.
The inability to attract and retain qualified personnel may affect our growth and results of operations.
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
In addition, in the event that we need to appoint a new CEO, pursuant to the MFA, we must submit to McDonald’s the name of such proposed successor for approval. If we and McDonald’s have not agreed upon a successor CEO after six months, McDonald’s may designate a temporary CEO in its sole discretion pending our submission of information relating to a further candidate and McDonald’s approval of that candidate. A delay in finding a suitable successor CEO could adversely affect our business, results of operations, financial condition and prospects.

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
As of December 31, 2020, we had 73,438 employees in our Company-operated restaurants and staff. Controlling labor costs is critical to our results of operations, and we closely monitor those costs. Some of our employees are paid minimum wages; any increases in minimum wages or changes to labor regulations in the Territories could increase our labor costs. For example, during 2020, Venezuela implemented three increases in the minimum wage. In addition, in December 2019, the government of Argentina enacted a decree establishing that employees dismissed without cause in the following six months were entitled to double indemnification from employers in an effort to mitigate the impact of economic difficulties facing the country at the time and has since been amended to only apply on a case-by-case basis with a maximum amount of AR$500,000. In April 2020, amid the COVID-19 outbreak, the Argentine government prohibited dismissals with or without cause under the argument of force majeure or lack of/reduction of work not imputable to the employer until May 31, 2021 (after several extensions) (this last cause also applies for temporary suspensions). These or similar regulations, if adopted, may have an adverse impact on our results of operations. Competition for employees could also cause us to pay higher wages.
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
Additionally, the Company benefited from some government measures enacted in Latin America and the Caribbean to help companies deal with the economic fallout of the COVID-19 pandemic, including modification of existing regulations to reduce workdays or tax costs, tax payment deferral and subsidies related to labor costs, among others. All subsidies granted were recognized on a systematic basis over the periods in which the related expenses were recorded, within “payroll and employee benefits” or “General and administrative expenses” in the consolidated statement of (loss) income. The Company meets all the terms and conditions required by the governments to maintain the benefits granted. Although as of December 31, 2020, some of the government measures continued in force, the Company cannot predict the extent or duration of current or forthcoming programs.
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

Risks Related to Our Results of Operations and Financial Condition
We use non-committed lines of credit to partially finance our working capital needs.
We use non-committed lines of credit to partially finance our working capital needs. In response to the COVID-19 pandemic and related disruption in regional and global economic activity, we drew on our available lines as needed, although our cash flow had stabilized by the second quarter of 2020, and we did not have any amounts outstanding under our credit lines as of December 31, 2020. Given the nature of these lines of credit, they could be withdrawn and no longer be available to us, or their terms, including the interest rate, could change to make the terms no longer acceptable to us. The availability of these lines of credit depends on the level of liquidity in financial markets, which can vary based on events outside of our control, including financial or credit crises. Any inability to draw upon our non-committed lines of credit could have an adverse effect on our working capital, financial condition and results of operations.
Covenants and events of default in the agreements governing our outstanding indebtedness could limit our ability to undertake certain types of transactions and adversely affect our liquidity.
As of December 31, 2020, we had $673.2 million in total outstanding indebtedness, consisting of $776.6 million in long-term debt net of $103.3 million related to the fair market value of our outstanding derivative instruments. The agreements governing our outstanding indebtedness contain covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For instance, we are subject to negative covenants that restrict some of our activities, including restrictions on:
•creating liens;
•paying dividends;
•maintaining certain leverage ratios;
•entering into sale and lease-back transactions; and
•consolidating, merging or transferring assets.
If we fail to satisfy the covenants set forth in these agreements or another event of default occurs under the agreements, our outstanding indebtedness under the agreements could become immediately due and payable. In addition, we are required to meet certain financial ratios under our lines of credit and revolving credit facilities. We were not in compliance with our financial ratios during certain periods in 2020 and received waivers from our lenders. We repaid amounts outstanding under our revolving credit facility with BofA and our lines of credit and refinanced our revolving credit facility with JPMorgan during 2020, and we are currently in compliance with our ratios under our existing agreements. However, if we are unable to comply with such ratios or obtain waivers for non-compliance in the future, we will be in default under our line of credit and revolving credit facility. In the case of our revolving credit facility, any amounts drawn under such facility may be declared to be immediately due and payable by the relevant lender, who may also terminate its obligation to provide loans under such agreement if we are not in compliance with our ratios under the agreement. In the case of our non-committed lines of credit, if we have previously drawn any amount, then such amounts may be immediately due and payable to the relevant lender, subject to the terms of each non-committed line of credit. If our outstanding indebtedness becomes immediately due and payable and we do not have sufficient cash on hand to pay all amounts due, we could be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financing. Refinancing may not be possible and additional financing may not be available on commercially acceptable terms, or at all.
Inflation and government measures to curb inflation may adversely affect the economies in the countries where we operate, our business and results of operations.
Many of the countries in which we operate, have experienced, or are currently experiencing, high rates of inflation. For example, as of July 1, 2018, Argentina is considered highly inflationary under U.S. GAAP. In addition, Venezuela has been considered highly inflationary under U.S. GAAP since 2010. Although inflation rates in many of the other countries in which we operate have been relatively low in the recent past, we cannot assure you that this trend will continue. The measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies that could lead to reduced demand for our core products and decreased sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our customers or offset with other efficiencies, which could adversely affect our operating margins and operating income.

Exchange rate fluctuations against the U.S. dollar in the countries in which we operate have negatively affected, and could continue to negatively affect, our results of operations.
We are exposed to exchange rate risk in relation to the US dollar. While substantially all of our income is denominated in the local currencies of the countries in which we operate, our supply chain management involves the importation of various products, and some of our imports, as well as some of our capital expenditures and a significant portion of our long-term debt, are denominated in U.S. dollars. As a result, the decrease in the value of the local currencies of the countries in which we operate as compared to the U.S. dollar has increased our costs, and any further decrease in the value of such currencies will further increase our costs. Although we maintain a hedging strategy to attempt to mitigate some of our exchange rate risk, our hedging strategy may not be successful or may not fully offset our losses relating to exchange rate fluctuations.
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
Moreover, the Venezuelan market is subject to a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although we managed to navigate the negative impact of the price controls on our operations from 2013 through 2020, the existence of such laws and regulations continues to present a risk to our business. We continue to closely monitor developments in this dynamic environment. See “Item 4. Information on the Company—B. Business Overview—Regulation.”
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
For example, in 2020, our subsidiaries in Argentina represented 10% of our total revenues. Although the exchange controls had been relaxed, since September 2019, the Argentine government has tightened restrictions on capital flows and imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments outside of Argentina. Furthermore, the Central Bank of Argentina implemented regulations requiring its prior approval for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of inter-company loans as well as certain imports of goods. As a consequence of these exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain securities transactions (usually effected to obtain U.S. dollars) has broadened significantly, reaching a value of approximately 64% above the official exchange rate as of April 23, 2021. The implementation of the above-mentioned measures could impact our ability to transfer funds outside of Argentina and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina. As a result, if we are prohibited from transferring funds out of Argentina, or if we become subject to similar restrictions in other countries in which we operate, our results of operations and financial condition could be materially adversely affected.

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
Risks Related to Government Regulation
If we fail to comply with, or if we become subject to, more onerous government regulations, our business could be adversely affected.
We are subject to various federal, state, provincial and municipal laws and regulations in the countries in which we operate, including those related to the food services industry, health and safety standards, importation of goods and services, marketing and promotional activities, nutritional labeling, zoning and land use, environmental standards and consumer protection. We strive to abide by and maintain compliance with these laws and regulations. The imposition of new laws or regulations, including potential trade barriers, may increase our operating costs or impose restrictions on our operations, which could have an adverse impact on our financial condition.
For example, Argentine regulations require us to seek permission from the Argentine authorities prior to importing certain goods or make payments in foreign currency for the import of such goods. Although these regulations do not currently affect us, they may in the future prevent or delay the receipt of goods that we require for our operations, or increase the costs associated with obtaining those goods, and therefore have an adverse impact on our business, results of operations or financial condition. Additionally, in 2017, Venezuela enacted the Productive Foreign Investments Constitutional Act, which replaced the Foreign Investment Act of 2014. This law establishes the requirements and limitations for the transfer of dividends and repatriation of foreign investments. It also establishes a minimum investment sum to be registered with the Ministry of Popular Power with Foreign Investment, limits access to internal financing, modifies the criteria of foreign investments and creates a new penalty system for those who do not comply with the law.

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
We face a risk of expropriation or nationalization of our assets and government interference with our business in several of the countries in which we do business. These risks are particularly acute in Venezuela. The current Venezuelan government has promoted a model of increased state participation in the economy through welfare programs, exchange and price controls and the promotion of state-owned companies. We can provide no assurance that Company-operated or franchised restaurants will not be threatened with expropriation and that our operations will not be transformed into state-owned enterprises. In addition, the Venezuelan government may pass laws, rules or regulations which may directly or indirectly interfere with our ability to operate our business in Venezuela which could result in a material breach of the MFAs, in particular if we are unable to comply with McDonald’s operations system and standards. A material breach of the MFAs would trigger McDonald’s option to acquire our non-public shares or our interests in Venezuela. See “—Risks Related to Our Business and Operations—McDonald’s has the right to acquire all or portions of our business upon the occurrence of certain events and, in the case of a material breach of the MFAs, may acquire our non-public shares or our interests in one or more Territories at 80% of their fair market value.”

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
Furthermore, we have experienced a rise in transactions through online digital channels for which we rely on third party operators or trusted certified payment gateways to handle sensitive financial transactions. Our increasing reliance on third party systems also presents the risks faced by the third party’s business, including the operational, security and credit risks of those parties. Moreover, there has also been an increase in number of registered customers for whom we store and process personal information to strengthen our relationship with customers. An actual or alleged security breach of our or their systems could result in disruptions, shutdowns, theft or unauthorized disclosure of personal, financial, proprietary or other confidential information. The occurrence of any of these incidents could result in reputational damage, adverse publicity, loss of consumer confidence, reduced sales and profits, complications in executing our growth initiatives and regulatory and legal risk.
Our insurance may not be sufficient to cover certain losses.
We face the risk of loss or damage to our properties, machinery and inventories due to fire, theft and natural disasters such as earthquakes and floods. While our insurance policies cover some losses with respect to damage or loss of our properties, machinery and inventories, our insurance may not be sufficient to cover all such potential losses. For example, we suffered losses in connection with a truck drivers’ strike in Brazil in 2018, which disrupted our supply chain that were not covered by our insurance policies. Our losses due to lower sales as a result of the COVID-19 pandemic were also not covered. In the event that any losses exceed our insurance coverage or are not covered by our insurance policies, we will be liable for the excess. In addition, even if such losses are fully covered by our insurance policies, such fire, theft or natural disaster may cause disruptions or cessations in its operations that would adversely affect our financial condition and results of operations.
Risks Related to Our Industry
The food services industry is intensely competitive and we may not be able to continue to compete successfully.
Although competitive conditions in the QSR industry vary in each of the countries in which we conduct our operations, in general, we compete with many well-established restaurant companies on price, brand image, quality, sales promotions, new product development and restaurant locations. Since the restaurant industry has few barriers to entry, our competitors are diverse and range from national and international restaurant chains to individual, local restaurant operators. Our largest competitors include Burger King, Yum! Brands (which operates KFC restaurants, Taco Bell and Pizza Hut and Pizza Hut Express restaurants), Carl’s Junior and Subway. In Brazil, we also compete with Habib’s, a Brazilian QSR chain that focuses on Middle Eastern food, and Bob’s, a primarily-Brazilian QSR chain that focuses on hamburger product offerings. We also face strong competition from new businesses targeting the same clients we serve, as well as from street vendors of limited product offerings, including hamburgers, hot dogs, pizzas and other local food items. We expect competition to increase as our competitors continue to expand their operations, introduce new products and market their brands.

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
Food and paper costs represented 35.7% of our total sales by Company-operated restaurants in 2020, and 21.4% of our food and paper raw materials cost is exposed to fluctuations in foreign exchange rates. We rely on, among other commodities, beef, chicken, produce, dairy mixes, beverages and toppings. The cost of food and supplies depends on several factors, including global supply and demand, new product offerings, weather conditions, fluctuations in energy costs and tax incentives, all of which makes us susceptible to substantial price and currency fluctuations and other increased operating costs. Our hedging strategies on the imported portion of our food and paper raw materials may not be successful in fully offsetting cost increases due to currency fluctuations. Furthermore, due to the competitive nature of the restaurant industry, we may be unable to pass increased operating costs on to our customers, which could have an adverse effect on our results of operations.
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
We are engaged in various efforts to improve our customers’ experience in our restaurants. In particular, in partnership with McDonald’s, we have invested in Experience of the Future (“EOTF”), which focuses on restaurant modernization and technology and digital engagement in order to transform the restaurant experience. As we convert restaurants to EOTF, we are placing renewed emphasis on improving our service model and strengthening relationships with customers, in part through digital channels and loyalty initiatives and payment systems.
We have also started a digital transformation with the goal of increasing our engagement with our customers and using data in order to improve our decision-making. As a result of the COVID-19 pandemic, we have accelerated our digital transformation plans to better serve our customers. In order to accomplish this goal, we are making structural changes in our IT, including creating a “digital factory”, which we call ADvance, to facilitate collaboration across groups within Arcos Dorados and adopting agile methodologies and principles to aid different groups in transforming products and services and the customer experience, or in otherwise achieving a specific business objective. We may not fully realize the intended benefits of these significant investments, or these initiatives may not be well executed, and therefore our business results may suffer.
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
A significant portion of our business depends on our ability to make our product offerings appealing to families with children. Argentina, Brazil, Chile, Colombia, Mexico and Peru are considering imposing, or have already imposed, restrictions that impact the ways in which we market our products, including proposals that would have the effect of restricting our ability to advertise directly to children through the use of toys and to sell toys in conjunction with food.
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
In Argentina, there is currently a draft bill in Congress (Draft bill for the promotion of healthy eating) aimed to provide consumers with complete and clear information about the nutritional contents of foods and drinks, and that would also regulate related advertisement activities. If the nutritional composition of the product exceeds certain sugar, salt, fat or calorie thresholds, this bill would require us to include a front-of-pack nutritional label or “warning seal” on several of our products. Additionally, many advertisement and sponsoring activities would be strictly forbidden in the case of products that hold one or more “warning seals”, such as: (i) conducting contests, games, promotions or cultural events; (iii) using cartoons or celebrities in advertisement; (iii) promoting online downloads; (iv) and offering or promising toys, games and prizes. Furthermore, marketing of “warning seal” products directed to children would be altogether forbidden. This draft bill has already been approved by the Senate on October 29, 2020 and there is a strong likelihood it will come into force in the short term.

Since 2014, the Mexican Ministry of Health empowered the Federal Commission for Prevention of Sanitary Risks (Comisión Federal para la Protección contra Riesgos Sanitarios or COFEPRIS) to regulate advertising directed at families with children. On April 15, 2014, COFEPRIS issued certain regulations which establish the maximum contents of fat, sodium and sugars that every meal advertised to children on television and in cinemas may contain. In February of 2015, COFEPRIS ordered us to stop advertising Happy Meals on television until we disclosed all the nutritional information for Happy Meals to COFEPRIS. We provided this information to COFEPRIS, but we have not yet received any legal authorization to advertise Happy Meals either during the general times when children may be watching television or during any programming geared towards children. In 2019, we obtained the approval to advertise the McNuggets + water + kids fries + apple puree combination at any time. However, since then, we have decided to discontinue the apple puree and replace it with yogurt and we no longer have an approved combination. We have developed a Happy Meals with chicken nuggets that complies with COFEPRIS’ nutritional requirements.

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
Although we have introduced changes in our Happy Meals in order to offer more balanced and healthier options to our customers and in many cases been able to mitigate the impact of these types of laws and regulations on our sales, we may not be able to do so in the future and the imposition of similar or stricter laws and regulations in the future in the Territories may have a negative impact on our results of operations. In general, regulatory developments that adversely impact our ability to promote and advertise our business and communicate effectively with our target customers, including restrictions on the use of licensed characters, may have a negative impact on our results of operations.
We are subject to increasingly strict data protection laws, which could increase our costs and adversely affect our business.
We are subject to increasingly strict data protection laws in the markets in which we operate. For example, we are subject to the Brazilian General Data Protection Law (“Lei Geral de Proteção de Dados” or “LGPD”), federal law 13,709/2018, which became effective in September 2020. The LGPD significantly improves Brazil’s existing legal framework by regulating the use of personal data by the private and public sectors. The concept of “data processing” is broad and includes the collection, storage, transfer, deletion and other activities related to personal data. All companies that offer services or have operations involving personal data handling in Brazil are required to comply with the LGPD rules and adopt administrative and technical security measures to protect personal data. Administrative sanctions under the LGPD, which will be applicable starting in August 2021 by the newly-formed National Data Protection Authority (“ANPD”), include warnings, single and daily fines, and elimination of personal data at stake. The LGDP is very similar to the European Union General Data Protection Regulation (“GDPR”), which we are subject to in certain French territories where we operate in the Caribbean.

Similarly, Argentina, Uruguay, Peru and Colombia have established data protection laws that largely follow the same framework. In Argentina, Law No. 25,326 (the “Data Protection Law”) is also very similar to the GDPR and requires companies that process personal data to register with Agency of Access to Public Information (“AAPI”), prescribes the instances in which data may be processed based on the law, requires that individuals be notified prior to their personal data being processed, among other security measures. Under the Data Protection Law, the AAPI has the power to impose pecuniary and non-pecuniary sanctions on companies that fail to comply with the law. Like Argentina and Brazil, Uruguay also has in place data protection laws similar to the GDPR that they have been strengthening in recent years, including by extending the scope of data protection regulation to data collected and treated abroad when it is related to the offering of products and services in Uruguay and requiring appointment of a compliance office for data protection when a large amount of data is being processed. In Colombia, Law 1581 also requires companies to have in place data protection measures and yearly disclosure of such measures and database of providers, clients and employees with the Superintendency of Industry and Commerce.
In Peru, companies are required to comply with the Personal Data Protection Law (Law No. 29733), which similarly regulates the use of personal data. Failure to comply is punishable with economic fines by the Personal Data Protection Authority. In November 2019, Peru approved the Directorial Resolution No. 80-2019-JUS/DGTAIPD, Practical Guide to Comply with the “Obligation to Inform,” which obligates companies to inform the various owners of personal data of the processing of their personal data and provides information about the obligation and various exceptions to it. Furthermore, in January 2020, Peru approved the Directorial Resolution N° 02-2020-JUS/DGTAIPD, Directive of the Personal Data Processing through Video Surveillance System, which establishes new obligations and prohibitions in any place where video surveillance is conducted. Compliance with these data protection laws and others in the markets in which we operate could result in increased costs and adversely affect our business.
Environmental laws and regulations may affect our business.
We are subject to various environmental laws and regulations. These laws and regulations govern, among other things, discharges of pollutants into the air and water and the presence, handling, release and disposal of, and exposure to, hazardous substances and waste, such as common or non-hazardous waste and used vegetable oils, among others, in addition to requiring us to obtain permits and authorizations for various activities. These laws and regulations provide for significant fines and penalties for noncompliance. Third parties may also assert personal injury, property damage or other claims against owners or operators of properties associated with release of, or actual or alleged exposure to, hazardous substances at, on or from our properties.
Liability from environmental conditions relating to prior, existing or future restaurants or restaurant sites, including franchised restaurant sites, may have a material adverse effect on us. Moreover, the adoption of new or more stringent environmental laws or regulations could result in a material environmental liability to us.
In addition, beginning in 2018, Latin America experienced a wave of regulatory attempts to eliminate plastic bags and single use plastic products in the region. In many countries, new laws and regulations, especially in relation to the use of plastic bags, plastic straws, have already been approved and in many cases will carry stiff penalties for violations. We have addressed this issue in our business by removing the plastic straws in nearly all of our markets and instead using alternative products. Additionally, in most of the markets we removed plastic lids from products used in our business and changed the salad containers in Argentina and other markets to cardboard containers, which led to a significant reduction in single use plastic in our operation within the last three years. We will need to find suitable alternatives before these new laws and regulations become effective. Regulations tend to be replicated across countries, and we are seeing an increase in related activity, both nationally and locally, in Brazil, Mexico, Colombia, Argentina, Ecuador, Chile and Peru, among other territories. We may need to quickly replace other plastic products that we continue to use should additional laws and regulations be put in place. These alternatives may be more expensive than the plastic products we currently use, which may increase our costs and have a material adverse effect on our business.
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
The good reputation of our brand is a key factor in the success of our business. Actual or alleged incidents at any of our restaurants could result in harmful publicity. Moreover, we have seen a significant increase in the use of our delivery options as a result of the COVID-19 pandemic. Any actual or perceived issue with the delivery of orders could also result in harmful publicity. Even incidents occurring at restaurants operated by our competitors or in the supply chain generally could result in negative publicity that could harm the restaurant industry and thus, indirectly, our brand. In particular, in recent years, there has been a marked increase in the use of social media platforms and similar devices which give individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their participants’ posts, often without filters or checks on accuracy of the content posted. A variety of risks are associated with the dissemination of this information online, including the improper disclosure of proprietary information, negative comments about our company, exposure of personally identifiable information, fraud or outdated information. The inappropriate use of social media platforms by our customers, employees or other individuals could increase our costs, lead to litigation or result in negative publicity that could damage our reputation. In addition, we are often affected by negative news about McDonald’s Corporation published in the media and picked up by Latin America outlets, as it can lead to the incorrect assumption by the public that it relates to Arcos Dorados or McDonald’s brand in our region. If we are unable to quickly and effectively respond to negative reports, comments or posts in the media and social media platforms, we may suffer damage to our reputation or loss of consumer confidence in our products, which could adversely affect our business, results of operations, cash flows and financial condition, as well as require resources to rebuild our reputation.
Risks Related to Our Business and Operations in Latin America and the Caribbean
Our business is subject to the risks generally associated with international business operations.
We engage in business activities throughout Latin America and the Caribbean. In 2020, 69.2% of our revenues were derived from Brazil, Argentina, Puerto Rico and Mexico. As a result, our business is and will continue to be subject to the risks generally associated with international business operations, including:
•governmental regulations applicable to food services operations;
•changes in social, political and economic conditions;
•transportation delays;
•power, water and other utility shutdowns or shortages;
•limitations on foreign investment;
•restrictions on currency convertibility and volatility of foreign exchange markets;
•inflation;
•import-export quotas and restrictions on importation;
•changes in local labor conditions;
•changes in tax and other laws and regulations;
•expropriation and nationalization of our assets in a particular jurisdiction; and
•restrictions on repatriation of dividends or profits.
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
Arcos Dorados’ growth and profitability depend on political stability and economic activity in Latin America and the Caribbean, especially in emerging market countries. Recent political unrest and social strife could affect developments and perception of risk in this region. For example, in 2019, political and social unrest in Latin American countries, including Ecuador, Chile, Bolivia and Colombia sparked political demonstrations and, in some instances, violence. In October 2019, presidential elections were held in Bolivia, Uruguay and Argentina. Controversial outcomes in Bolivia and Uruguay led to violent protests and claims of fraudulent elections in Bolivia and a runoff election in Uruguay. In addition, in 2020, several countries saw protests relating to the handling of the COVID-19 pandemic by their respective governments.
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
The success of our business is dependent on discretionary consumer spending, which is influenced by general economic conditions, consumer confidence and the availability of discretionary income in the countries in which we operate. Latin American countries have historically experienced uneven periods of economic growth, recessions, periods of high inflation and economic instability. In 2019, economic growth in many Latin American countries slowed, with some entering recessions. We expect economic conditions to remain challenging in 2021 as a result of COVID-19, although most economies are expected to rebound from the economic contractions of 2020. Any prolonged economic downturn could result in a decline in discretionary consumer spending. This may reduce the number of consumers who are willing and able to dine in our restaurants, or consumers may make more value-driven and price-sensitive purchasing choices, eschewing our core menu items for our entry-level food options. We may also be unable to sufficiently increase prices of our menu items to offset cost pressures, which may negatively affect our financial condition.
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
Some of our customers depend on remittances from family members living overseas. Laws, regulations or events that limit such remittances or any changes to United States immigration policy may adversely affect our financial condition and results of operations.
Many of the jurisdictions in which we operate depend on remittances as a source of revenue. Many of our customers rely on remittances from family members living overseas as a primary or secondary source of income. Any law, regulation or event that restricts, taxes or prevents those remittances may adversely affect these customers’ discretionary spending and demand for our products, which in turn may adversely affect our financial condition and results of operations.

Risks Related to Our Class A Shares
Mr. Woods Staton, our Executive Chairman, controls all matters submitted to a shareholder vote, which will limit your ability to influence corporate activities and may adversely affect the market price of our class A shares.
Mr. Woods Staton, our Executive Chairman, owns or controls common stock representing 38.6% and 75.9%, respectively, of our economic and voting interests. As a result, Mr. Woods Staton is and will be able to strongly influence or effectively control the election of our directors, determine the outcome of substantially all actions requiring shareholder approval and shape our corporate and management policies. The MFAs’ requirement that Mr. Woods Staton at all times hold at least 51% of our voting interests likely will have the effect of preventing a change in control of us and discouraging others from making tender offers for our shares, which could prevent shareholders from receiving a premium for their shares. Moreover, this concentration of share ownership may make it difficult for shareholders to replace management and may adversely affect the trading price for our class A shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. This concentration of control could be disadvantageous to other shareholders with interests different from those of Mr. Woods Staton and the trading price of our class A shares could be adversely affected. See “Item 7. Major Shareholders and Related Party Transactions―A. Major Shareholders” for a more detailed description of our share ownership.
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
Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our class A shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association, we are authorized to issue up to 420,000,000 class A shares, of which 127,265,773 class A shares were outstanding as of December 31, 2020 and 5,269,988 class A shares were held in treasury. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our class A shares.
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
Risks Related to Investing in a British Virgin Islands Company
We are a British Virgin Islands company and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States.
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
Any final and conclusive monetary judgment obtained against us in U.S. courts, for a definite sum, may be treated by the courts of the British Virgin Islands as a cause of action in itself so that no retrial of the issue would be necessary, provided that in respect of the U.S. judgment:
•the U.S. court issuing the judgment had jurisdiction in the matter and we either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;
•the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of ours;
•in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;
•recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and
•the proceedings pursuant to which judgment was obtained were not contrary to public policy.
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
We hold our McDonald’s franchise rights pursuant to the MFA for all of the Territories except Brazil, executed on August 3, 2007, as amended and restated on November 10, 2008 and as further amended on August 31, 2010, June 3, 2011 and March 17, 2016, entered into by us, LatAm, LLC (the “Master Franchisee”), our former wholly owned subsidiary Arcos Dorados Coöperatieve U.A., Arcos Dorados B.V., certain subsidiaries of the Master Franchisee, Los Laureles, Ltd. and McDonald’s. On March 21, 2018, Arcos Dorados Group B.V. (together with Arcos Dorados B.V. and us, the “Owner Entities”) replaced Arcos Dorados Coöperatieve U.A. as party to the MFA. On August 3, 2007, our subsidiary Arcos Dourados Comercio de Alimentos S.A., or the Brazilian Master Franchisee, and McDonald’s entered into the separate, but substantially identical, Brazilian MFA, which was amended and restated on November 10, 2008. Arcos Dourados Comercio de Alimentos S.A., formerly a limited liability company, changed its legal constitution and became a closely-held company (“Sociedade por Ações Fechada” or “S.A.”) as of November 23, 2020, subject to certain publication and reporting requirements, including with respect to all acts or decisions made by its shareholders or its board of directors that impact or could impact third parties. See “Item 10. Additional Information―C. Material Contracts―The MFAs.”

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
As a result of the business disruptions caused by COVID-19 pandemic, we have agreed with McDonald’s to withdraw our previously-approved 2020-2022 restaurant opening plan and reinvestment plan. Our actual restaurant openings and reinvestment capital expenditures in 2020 were approved by McDonald’s. Additionally, on December 18, 2020, we reached an agreement with McDonald’s for new restaurant openings and reinvestment capital expenditures for 2021 only. We expect to discuss our 2022 restaurant opening plan and reinvestment plan with McDonald’s in the second half of 2021. If we are unable to meet our commitments under a future plan and we are unable to reach an agreement on revised terms of the restaurant opening plan and reinvestment plan or are otherwise unable to obtain a waiver from McDonald’s, we will be in default under the terms of the MFAs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—The spread of COVID-19 has materially and adversely affected our business, results of operations and cash flows, and may continue to do so.”
As a result of our previous restaurant opening plan and reinvestment plan, property and equipment expenditures were $86.3 million, $265.2 million and $197.0 million in 2020, 2019 and 2018 respectively. In 2020, we opened 9 restaurants, reimaged 38 existing restaurants, and opened 121 Dessert Centers. In 2019, we opened 90 restaurants, reimaged 271 existing restaurants, opened 6 McCafé locations and 296 Dessert Centers. In 2018, we opened 70 restaurants, reimaged 173 existing restaurants, opened 6 McCafé locations and 375 Dessert Centers. In 2020, 2019 and 2018, we closed 66, 20 and 35 restaurants, respectively.
In addition, outflows related to purchases of restaurant businesses paid at acquisition date totaled $3.8 million in 2020 and $2.7 million in 2019. We had no such outflows in 2018.
Proceeds from the sale of property and equipment and sales of restaurant businesses, including related advances, totaled $0.8 million, $8.2 million and $13.0 million in 2020, 2019 and 2018, respectively.

B.    Business Overview
Overview
We are the world’s largest independent McDonald’s franchisee in terms of systemwide sales and number of restaurants, according to McDonald’s, representing 2.8% of McDonald’s global sales in 2020. We have the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to collectively as the Territories. As of December 31, 2020, we operated or franchised 2,236 McDonald’s-branded restaurants, which represented 6.0% of McDonald’s total franchised restaurants worldwide. In 2020 and 2019, we accrued $111.0 million and $155.4 million, respectively, in royalties to McDonald’s (not including royalties accrued on behalf of our franchisees).
We operate in the QSR sub-segment of the fast food segment of the Latin American and Caribbean food service industry. In Latin America and the Caribbean, the fast food segment has benefited from the region’s increasing modernization, as people in more densely populated areas adopt lifestyles that increasingly seek convenience, speed and value.
We commenced operations on August 3, 2007, as a result of the Acquisition. We operate McDonald’s-branded restaurants under two different operating formats, Company-operated restaurants and franchised restaurants. As of December 31, 2020, of our 2,236 McDonald’s-branded restaurants in the Territories, 1,576 (or 70.5%) were Company-operated restaurants and 660 (or 29.5%) were franchised restaurants. We generate revenues primarily from two sources: sales by Company-operated restaurants and revenues from franchised restaurants. Revenues from franchised restaurants primarily consist of rental income, which is generally based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. We own the land for 489 of our restaurants (totaling approximately 1.1 million square meters) and the buildings for all but 11 of our restaurants.
We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela; NOLAD, consisting of Costa Rica, Mexico and Panama; and SLAD, consisting of Argentina, Chile, Ecuador, Peru and Uruguay.
As of December 31, 2020, 45.6% of our restaurants were located in Brazil, 17.5% in SLAD, 22.7% in NOLAD and 14.2% in the Caribbean division. We believe our diversified market presence reduces our dependence on any one market and helps stabilize the impact of individual countries’ economic cycles on our revenues. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.
The following table presents a breakdown of total revenues by division:

	For the Years Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands of U.S. dollars)
Total Revenues
Brazil	$862,748	$1,385,566	$1,345,453	$1,496,573	$1,333,237
Caribbean division(1)	381,090	399,251	483,743	474,822	409,671
NOLAD	311,887	431,266	406,848	386,874	363,965
SLAD	428,494	742,994	845,527	961,256	821,757
Total	1,984,219	2,959,077	3,081,571	3,319,525	2,928,630

(1)Currency devaluations in Venezuela have had a significant effect on our income statements and have impacted the comparability of our income statements. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Foreign Currency Translation—Venezuela.”

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
The chart below illustrates the economics for Company-operated restaurants and franchised restaurants in the case of owned and leased real estate:

OWNED Real Estate
LEASED Real Estate
Company-operated Restaurants
Investment
Land
Equipment
Building
ArcOpCo Cash Margin
Sales
Investment
Equipment
Building
ArcOpCo Cash Margin
Sales
Franchised Restaurants
Investment
Land
Building
Franchisee Cash Margin
Rental Income
Investment
Building
Franchisee Cash Margin
Rental Income

Source: Arcos Dorados

In addition, we are the majority stakeholder in two joint ventures that collectively own 15 restaurants in Argentina and Chile. We have also granted developmental licenses to 9 restaurants. Pursuant to the developmental licenses, the developmental licensees own or lease the land on and building in which the restaurant is located and pay a franchise fee to us in addition to the continuing franchise fee due to McDonald’s. All of our joint ventures and developmental licenses were in existence at the time of the Acquisition.
Restaurant Categories
We classify our restaurants into one of four categories: (i) freestanding, (ii) food court, (iii) in-store and (iv) mall stores. Freestanding restaurants are the largest type of restaurant, have ample indoor seating and include a drive-thru area and parking lot. Food court restaurants are located in malls and consist primarily of a front counter and kitchen and do not have their own seating area. In-store restaurants are part of a larger building, but they do not have a drive-thru area or a parking lot. Mall stores are located in malls like food court restaurants, but have their own seating areas. As of December 31, 2020, 1071 (or 47.9%) of our restaurants (not including non-traditional satellite stores) were freestanding, 578 (or 25.8%) were food courts, 276 (or 12.3%) were in-stores and 309 (or 13.8%) were mall stores. These percentages vary by country, and may shift as opportunities in malls and more densely populated areas become available in some of the Territories.
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

Reimaging
An important component of our development plan is the reimaging of existing restaurants. As of December 31, 2020, we had completed the reimaging of 1,056 of the 1,569 restaurants we purchased in the Acquisition, an increase of 38 restaurants as compared to December 31, 2019. Our restaurants that have undergone reimaging during the past three years have experienced an additional increase in sales per restaurant over the comparable sales growth experienced by restaurants which have not been reimaged in the same period. Both we and McDonald’s are committed to maintaining an image for our restaurants that creates a contemporary dining experience. Over the last few years, we have invested substantially in the reimaging of our restaurants, and we, pursuant to the MFAs, have committed to a significant reimaging plan. See “Item 10. Additional Information—C. Material Contracts.”
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

McCafé locations have been a key factor in adding value to our customers’ experience and represented 7.3% of the total transactions and 3.9% of total sales of the restaurants in which they were located in 2019. As of December 31, 2020, there were 243 McCafé locations in the Territories, of which 16.5% were operated by franchisees. Argentina and Brazil, with 77 locations, each, have the greatest number of McCafé locations. The first McCafé in Latin America was opened in Argentina in 1999. Pursuant to the MFAs, we have the right to add McCafé locations to the premises of our restaurants.
Below are images of the interior of two of our McCafé locations:
Dessert Center - Ice Cube

Source: Arcos Dorados
In addition to McCafé locations, Dessert Centers have been a very successful brand extension. Dessert Centers operate separately from existing restaurants, but depend on them for supplies and operational support. For example, a mall store restaurant can provide support for several Dessert Centers located in different locations throughout the same mall. Our Dessert Centers are conveniently located to attract customers, thereby serving as important transaction generators and providing an effective method of extending our brand presence to non-traditional areas. At Dessert Centers, customers can purchase a variety of dessert items, including the McFlurry and soft-serve ice cream. Dessert Centers require low capital expenditures and provide returns on investment and operating margins that are significantly higher than our regular restaurant operations. As such, we believe they are an important driver in increasing our market penetration.

Dessert Centers represented 37.6% of our transactions and 12.2% of our total sales in 2020. As of December 31, 2020, there were 3,314 Dessert Centers in the Territories. Dessert Centers are highly successful in Brazil, where we have 2,012 locations. The first Dessert Center was created in Brazil in 1979.
The following maps set forth our McCafé locations and Dessert Centers in each of the Territories as of December 31, 2020:

Network of McCafé Locations	Network of Dessert Centers
243 total McCafé locations	3,314 total Dessert Centers

Source: Arcos Dorados
The McDonald’s Brand
Interbrand, a brand consulting firm, ranked McDonald’s ninth among the top twenty global brands in 2020. In addition, we believe that in Latin America and the Caribbean, the McDonald’s brand benefits from an aspirational cachet as a “destination” restaurant with a reputation for safe, fresh and good-tasting food in an attractive setting. McDonald’s strong brand equity stems from the dedicated execution of its brand promise and its ability to associate with the local community where it operates. McDonald’s sets the standard in the restaurant industry worldwide for brand stewardship and marketing leadership.

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
Our menus feature three tiers of products: (i) affordable entry-level options, such as our Combo del Día (Combo of the Day), McTrio 3x3 in Mexico and Almuerzo Colombiano (Colombian Lunches) in Colombia, (ii) core menu options, such as the Big Mac, Happy Meal and Quarter Pounder, and (iii) premium options, such as Big Tasty and Signature Collection or Picanha hamburgers, chicken sandwiches and salads or wraps for those clients that want low calorie options. These platforms can be based on the type of products, such as beef, chicken, salads or desserts, or on the type of customer targeted, such as the children’s menu. We have offered a new menu with fewer calories and less sugar and sodium in the majority of our Territories since 2011. Since 2013, we have offered dairy products, fruits or vegetables with our Happy Meals in all of the Territories except Venezuela. In November 2019, we joined McDonald’s Corporation in its mission to serve foods that are a win-win for families, providing delicious and nutritious food that appeal to both kids and parents. In the markets in which we operate, we are offering a Happy Meal menu that complies with the following criteria: less than 600 calories, less than 30% of calories from total fat, less than 10% of calories from saturated fat, less than 650 mg sodium, less than 10% of calories from added sugar, no artificial flavors and no added colors from artificial sources and balanced fruit and vegetable content. Arcos Dorados’ new nutritional policy was publicly endorsed by major health and nutrition bodies of various countries, such as Inter-American Society of Cardiology, the Brazilian Association of Nutrition (ABRAN), the Argentine Cardiology Foundation, the Peruvian Nutrition Society (SOPENUT), and the Uruguayan Association of Dietitians and Nutritionists.

Our core menu is the most important element of our menu strategy and includes well-recognized food choices that have global customer acceptance and are what customers repeatedly order at McDonald’s-branded restaurants worldwide. We made extensions of our core products, such as Double Big Mac, Gran Big Mac, Big Mac Bacon and, Quarter Pounder with Bacon, Lettuce and Tomato in many countries and the Triple Quarter Pounder with Cheese in Uruguay, which is being offered for a period of time. We have also introduced different sauces for the McNuggets with McNuggetear in Colombia.

Product Development
During 2020 we focused our menu on our core items, simplifying the lower sales products to reduce complexity on our kitchens.

In key countries, our understanding of the local market has enabled us to successfully introduce new items to appeal to local tastes and to provide our customers with additional food options. Our chicken-based offerings include bone-in chicken in markets such as Colombia, Peru, Panama and Costa Rica. Also, we carefully monitor the sales of our products and are able to quickly modify them if necessary. For instance, during the COVID-19 pandemic the sales of our desserts initially declined so we introduced new McFlurry combinations to share at home in which customers are able to make their own McDonald’s desserts such as cones. In addition, we have launched a new dessert called “Croccantella”, that is a new and exclusive topping for all our ice creams in Argentina.

In 2011, we began the rollout of Made For You, or MFY, a new kitchen operating platform that allows us to improve the quality and freshness of our products, provide faster service and diversify our offerings. MFY’s implementation is funded by cutting waste and productivity gains. As of the end of 2018, we had implemented MFY in all of the territories in which we operate.
We work closely with McDonald’s to develop new product offerings and McDonald’s considers our recommendations regarding regional tastes and preferences and works with us to accommodate such tastes and preferences. We continue to benefit from McDonald’s product development efforts following the Acquisition and have access to a library of products developed globally for the McDonald’s system. In addition, we continue to benefit from the Hamburger Universities in the United States and Brazil and the experimental kitchen located in Brazil that aims to develop locally relevant products for the region. The Hamburger Universities and the food studio models have been McDonald’s main global source of people and product development. The Hamburger Universities provide restaurant managers, mid-managers and owner/operators with training on best practices in different aspects of the business, like restaurant and people management, sales and accounting, while emphasizing consistent restaurant operations procedures, service, quality and cleanliness.

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
We promote the McDonald’s brand and our products by advertising in all of the Territories. We create, develop and coordinate marketing plans and promotional activities throughout the Territories; however, pursuant to the MFAs, McDonald’s reserves the right to review and approve any advertising materials and related promotional activities and may request that we cease using the materials or promotional activities at any time if McDonald’s determines that they are detrimental to its brand image. We are required under the MFAs to spend at least 5% of our gross sales, and our franchisees generally are required to pay us a certain percentage of their gross sales for the portion of advertising expenditures related to their restaurants, on advertisement and promotion activities. The only exception to this policy is in Mexico, where both we and our franchisees contribute funds to a cooperative that is responsible for advertisement and promotion activities for Mexico. In connection with the COVID-19 outbreak, McDonald’s granted us a reduction of the advertising and promotion spending requirement from 5% to 4% of our gross sales for the full year 2020. Beginning on January 1, 2021, we resumed spending 5% of our gross sales on advertising and promotion.

Our advertisement and promotion activities are guided by our overall marketing plan, which identifies the key strategic platforms that we aim to leverage to drive sales. The advertisement and promotion program is formulated based on the amount of advertisement and promotion support needed for each strategic platform for the year. Our key strategic platforms include menu relevance, by introducing premium products and extending core product lines, convenience and strengthening the kids and family experience. In terms of pricing, we understand that our customers seek great-tasting food at affordable prices and that their perception of value while at the restaurant is a significant factor in determining overall satisfaction and frequency of visits. Other initiatives included the “books or toys” campaign in all our markets in Latin America, through which we sold more than 20 million books since 2013 and which aims to encourage children’s creativity. In 2020 we focused our efforts on communicating the hygiene and safety procedures we follow through our McProtegidos Program in all our restaurants across all markets. We also celebrated our Core Products with product line extensions and through a Happy Week promotion. We strengthened sales channels like McDelivery with special offers and repositioned the drive- thru sales channel in order to adapt to the new mobility trends. In addition, we successfully rebuilt our family business with the introduction of family bundles like the Family Box. All advertised Happy Meal bundles in the markets in which we operate comply with McDonald’s Corporation’s Global Marketing to Children Policy, including its Global Happy Meal Nutrition Criteria.

To unlock further growth, Arcos Dorados has committed to win the digital race in Latin America. We have created a dedicated department that is working under agile methodologies to accelerate our digital offerings. We are doubling down in our digital marketing capabilities to acquire, activate and engage customers through personalization. We continue to evolve our Mobile App which is one of the leading in the QSR industry with over 50 Million downloads and 4+ star ratings. Additionally, we are developing new digital solutions to respond to customer trends such as mobile order & pickup.

Through our digital platform, Arcos Dorados will offer customers the personal, fast and easy experiences they love and provide them with many reasons to keep coming back.

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
The following map sets forth the number of our restaurants in each of our operating divisions as of December 31, 2020:

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

Set forth below is a summary of our restaurant portfolio as of December 31, 2020.

	Ownership					Store Type(1)						Real Property(2)
Portfolio by Division	Company-Operated	Joint Venture	Franchised	Developmental License	Total	Freestanding	Food Court	In-Store	Mall Store	Dessert Centers	McCafé Locations	Owned	Leased
Brazil	610	0	410	0	1,020	462	348	91	119	2,012	77	108	912
Caribbean Division	269	0	49	0	318	220	20	31	47	324	31	128	190
NOLAD	353	0	145	9	507	265	135	49	57	588	13	156	342
SLAD	329	15	47	0	391	124	75	105	86	390	122	97	294
Total	1,561	15	651	9	2,236	1,071	578	276	309	3,314	243	489	1,738

(1)    Non-traditional satellite restaurants are not included in these figures.
(2)    Developmental licenses and mobile stores are not included in these figures.
Brazil
Brazil is our largest division in terms of restaurants, with 1,020 restaurants as of December 31, 2020 and $862.7 million in revenues in 2020, representing 45.6% and 43.5% of our total restaurants and revenues, respectively. Our operations in Brazil are based in São Paulo and McDonald’s has been present in Brazil since opening its first restaurant in Rio de Janeiro in 1979.
Caribbean Division
The Caribbean division includes eleven territories with 318 restaurants as of December 31, 2020 and $381 million in revenues in 2020, representing 14.2% and 19.2% of our total restaurants and revenues, respectively. Its primary market in this region is Puerto Rico, accounting for 46.3% of the Caribbean division’s revenues. Although Venezuela is its primary market in terms of number of restaurants, Puerto Rico represents 30.2% of the Caribbean division’s restaurants.
NOLAD
NOLAD includes three countries with 507 restaurants as of December 31, 2020 and $311.9 million in revenues in 2020, representing 22.7% and 15.7% of our total restaurants and revenues, respectively. Its primary market is Mexico, where the division’s management is based. McDonald’s has been present in Mexico since opening its first restaurant in Mexico City in 1985. Mexico represents 72.4% of NOLAD’s restaurants and 43.2% of NOLAD’s revenues, and Mexico is our second-largest market in terms of restaurants.
SLAD
SLAD includes five countries with 391 restaurants as of December 31, 2020 and $428.5 million in revenues in 2020, representing 17.5% and 21.6% of our total restaurants and revenues, respectively. Its primary market is Argentina, where the division’s management is based. McDonald’s has been present in Argentina since opening its first restaurant in Buenos Aires in 1986. As of December 31, 2020, Argentina represented 56.3% of SLAD’s restaurants and 46.2% of SLAD’s revenues in 2020. Argentina is our third-largest market in terms of restaurants.
Seasonality
Our sales and revenues are generally greater in the second half of the year than in the first half. Although the impact on our results of operations is relatively small, this impact is due to increased consumption of our products during the winter and summer holiday seasons, affecting July and December, respectively.
Supply and Distribution
Supply chain management is an important element of our success and a crucial factor in optimizing our profitability. Currently, we have an integrated and centralized supply chain management system that focuses on (i) the highest possible quality and food safety, (ii) competitive market pricing that is predictable and sustainable over time, and (iii) leveraging of local, regional and global sourcing strategies to obtain a competitive advantage. This system consists of the selection and development of suppliers that are able to comply with McDonald’s high quality standards and the establishment of the appropriate type of relationships with these suppliers. These standards, which are based on the highest industry standards, such as International Organization for Standardization (ISO) standards, British Retail Consortium (BRC) standards and others, include cleanliness, product consistency and timeliness, meeting or exceeding all local food regulations and compliance with Hazard Analysis Critical Control Plan, or HACCP, a systematic approach to food safety that emphasizes protection within the processing facility, rather than detection, through analysis, inspection and follow-up. Due to our supply chain management and high quality standards, we believe our products have a competitive advantage because they have many attributes that make them appealing to our customers. For instance, our McNuggets are made of 100% white meat; our frying oil is 100% free of trans fatty acids; the dairy mix for our sundaes and the McFlurry undergo aseptic processes to rid them of bacteria; our vegetables are washed and sanitized; and our hamburger patties are made with 100% beef and do not contain additives.
Pursuant to the MFAs, we purchase core products and services, such as beef, chicken, buns, produce, cheese and dairy mixes, from approved suppliers and distributors who satisfy the above requirements. If McDonald’s determines that any product or service offered by an approved supplier is not in compliance with its standards, it may terminate the supplier’s approved status. Beyond the purchase of core products and services, we have no restrictions on which suppliers or distributors we may use. We have largely continued the supply relationships that McDonald’s had established prior to the Acquisition, and we develop relationships with new suppliers in accordance with McDonald’s product and supplier protocols, including the following: Supplier Quality Management System, (SQMS), Social Workplace Accountability (SWA), Distributor Quality Management Program (DQMP), Animal Health and Welfare (AHW) or Packaging Quality Management Systems (PQMS).
Since the process to become an approved supplier is lengthy, expensive and requires proof of compliance with McDonald’s high quality standards, we have found that oral agreements with our approved suppliers generally are sufficient to ensure a reliable supply of quality food products, and we have developed long-term relationships with many of our suppliers. In addition, we enter into written agreements with most of our suppliers regarding the cost of such goods, which can be based on pricing protocols, formula costing, benchmarking or open bidding, as appropriate. Our 38 largest suppliers account for approximately 75% of our supplies excluding Venezuela, and no single supplier or group of related suppliers account for more than 10% of our total food and paper costs. Among our main suppliers are JBS S.A, McCain Foods Limited, The Coca-Cola Company, HAVI Group L.P., Reyes Holdings L.L.C., BRF S.A., Marfrig Global Foods S/A, Savencia Fromage & Dairy, Axionlog B.V, Schreiber Foods Inc., Arytza S.A., American Beef S.A., Tyson Foods, BRF S.A., Bimbo S.A., Kerry Group plc., Frima S.A., J F C & Natural Salads Distribuidora de Produtos Hortifrutigranjeiros Ltda, Golden State Foods, Bemis Company Inc., Panifresh S.A., Bunge Limited, Lactalis, Brasilgrafica S.A., Griffith Foods Worldwide Inc., Sergesa, Impresora Delta S.A., Fortunato Mangravita SA, Empresas Carozzi S.A., IBD Foods LLC, Central de Empaques S.A., AB Brasil Industria e Comercio de Alimentos LTDA, Frigorifico del Oriente S.A., Terbium Industrial S.A. de C.V., 2 F Alimentos LTDA, Lacteos de Poblet S.A. and Granja Tres Arroyos SRL.
Our integrated supply chain management optimizes value as we work with suppliers to develop pricing protocols, inventory, planning and product quality. As of December 31, 2020, approximately 21.4% of the food and paper products used in our restaurants were exposed to fluctuations in foreign exchange rates. This percentage varies among the Territories; for example, 36.7% of the products consumed in Mexico are exposed to fluctuations in foreign exchange rates, while 14.7% and 58.8% of the products consumed in Brazil and Colombia, respectively, are exposed. This includes the toys distributed in our restaurants, which are imported from China. Certain supplies, such as beef, must often be locally sourced in 2020 due to restrictions on their importation. Combined with the MFAs’ requirement to purchase certain core supplies from approved suppliers, although we maintain contingency plans to back up restaurant supplies, we may not be able to quickly find alternate or additional supplies in the event a supplier is unable to meet our orders. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We depend on oral agreements with third-party suppliers and distributors for the provision of products that are necessary for our operations.” The suppliers send almost all of their products to distribution centers that are in charge of transportation, warehousing, financial administration, demand and inventory planning and customer service. The distribution centers interact directly with our Company-operated and franchised restaurants.
Until March 16, 2011, we owned and operated some of the distribution centers in the Territories, which operations and related properties we refer to as Axionlog (formerly known as Axis). See “—A. History and Development of the Company—Important Events—The Axionlog Split-off.” In 2011, we entered into a master commercial agreement with Axionlog on arm’s-length terms pursuant to which Axionlog provides us with distribution inventory, storage (dry, frozen and chilled) and transportation services in Argentina, Chile, Colombia, Mexico, Uruguay, Peru, Venezuela and Ecuador. On January 2021, Axionlog initiated providing logistics and transportation services in Martinique, French Guyana and Guadeloupe. For additional information about our transactions with Axionlog, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Axionlog Split-off.”

Supply Chain Management and Quality Assurance
All products that we sell meet McDonald’s specifications, including new products and promotions. We work with our suppliers to implement key standards testing at each stage of our supply chain, including raw materials, processing and distribution. With respect to raw materials, we verify that produce suppliers undergo verification audits. All protein suppliers also undergo Animal Welfare Policy, “mad cow” disease (beef suppliers) and HACCP audits. At the processing stage, we implement a supplier quality management system that encourages continuous improvement in each key product category. We conduct seminars annually with key suppliers on topics such as standards calibration, product sensory evaluation and best practices, and all suppliers are audited annually by a third party for compliance with McDonald’s SQMS. As members of the Global Food Safety Initiative (GFSI), we encourage our suppliers to adopt any norm under the umbrella of GFSI that is recognized globally. We measure compliance through visits to processing plants, supplier summits, regularly scheduled audits and sensory testing for core products that is achieved through a combination of product, equipment and operational procedures. At the distribution stage, we have implemented the Distribution Quality Management Program, which includes a shelf-life management system, strict temperature controls for receiving and storage of food products, a sophisticated stock recovery program and a quality inspection program when food items are received. In 2017, we complemented our audit process with the implementation of unannounced GMP (Good Manufacturing Practices) audits at the facilities of high-risk suppliers.

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
Our Customers
We aim to provide our customers with safe, fresh and good-tasting food at a good value and a favorable dining experience in the family friendly environment demanded by our target demographic of young adults and families with children. Based on data from the United Nations Economic Commission for Latin America and the Caribbean, the Territories represented a market of approximately 555 million people in 2020—equivalent to the combined population of the United States, Germany, France and the United Kingdom—of which approximately 23.1% are under 14 years old and 39.2% are under 25 years old. As a business focused on young adults in the 14 to 35 age range and families with children, our operations have benefited, and we expect to continue to benefit, from our Territories’ population size, age profile when compared to more developed markets and improving socio-economic conditions.
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

Regulation
We are subject to various multi-jurisdictional federal, regional and local laws in the countries in which we operate affecting the operation of our business, as are our franchisees and suppliers. Each restaurant is subject to licensing and regulation by a number of governmental authorities, which include zoning, health, safety, sanitation, tax, operating, environmental, building and fire agencies in the jurisdiction in which the restaurant is located. Difficulties in obtaining, or the failure to obtain, required licenses or approvals can delay or prevent the opening of a new restaurant in a particular area. Restaurant operations are also subject to federal and local laws governing matters such as wages, working conditions and overtime. We are also subject to tariffs and regulations on imported commodities and equipment and laws regulating foreign investment.
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
The Creation of the Observatory of Prices and Availability of Inputs, Goods and Services Act created a technical agency under the Secretary of Commerce (the Observatory of Prices and Availability of Inputs, Goods and Services) to control and systematize prices. The Argentine government has not enforced the aforementioned regulations since 2015 and neither this agency nor those regulations has had an adverse impact on us. As of the date of this annual report, we are not aware of any measures carried out implementing the above mentioned regulations in Argentina. However, a new administration took office in Argentina in December 2019. Therefore, we cannot assure you that such regulations will not be enforced and impact our business and results of operations in the future.
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
The Fair Price Act also empowers the National Agency for the Defense of Socio-economic Rights to implement provisions and regulations on “fair pricing” and to oversee and audit businesses in Venezuela. Breaches of the Fair Price Act can result in criminal charges against merchants or business people. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Results of Operations and Financial Condition—Price controls and other similar regulations in certain countries have affected and may continue to affect our results of operations.” Although we managed to navigate the negative impact of the price controls on our operations from 2013 through 2020, the existence of such laws and regulations continues to present a risk to our business. We continue to closely monitor developments in this dynamic environment.

We are also subject to labor laws applicable in the countries in which we operate. The adoption of new or more stringent labor laws or regulations could result in a material liability to us. During 2020, Venezuela implemented three increases in the minimum wage. In addition, in Argentina, certain proposed bills have attempted to implement overtime payments for weekends and mandatory employee profit-sharing, although none of those have been enacted by Congress. In Argentina there have also been enacted laws and decrees that stated: (i) severance duplications (with a recent cap of AR$500,000) in case of dismissal without cause, that will be in force until December 2021; and (ii) prohibition of dismissals without cause and dismissals due to force majeure or lack of work, that will be in force until April 2021 as a result of the COVID-19 pandemic. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—Labor shortages or increased labor costs could harm our results of operations.”

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
In addition, we may become subject to legislation or regulation seeking to regulate high-fat and/or high-sodium foods, particularly in Brazil and Chile. Moreover, restrictions on advertising by food retailers and QSRs have been proposed or adopted in Argentina, Brazil, Chile, Colombia, Mexico and Peru, including proposals to restrict our ability to sell toys in conjunction with food. Certain jurisdictions in the United States are considering curtailing or have curtailed McDonald’s ability to sell children’s meals including free toys if these meals do not meet certain nutritional criteria. Similar restrictions, if imposed in the Latin American countries where we do business, may have a negative impact on our results of operations. We will comply with any laws or regulations that may be enacted, and we can provide no assurance of the effect that any possible future laws and regulations will have on our operating results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry—Restrictions on promotions and advertisements directed at families with children and regulations regarding the nutritional content of children’s meals may harm McDonald’s brand image and our results of operations.”
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
Social Initiatives and Charitable Activities
The well-being of the communities where we operate is of considerable importance to us and we are engaged in a wide range of programs focused on positively impacting those communities. In addition to the support we give to Ronald McDonald House Charities, both currently and historically, we continue expanding our reach to the areas of Youth Opportunity and Sustainable Development and further strengthened our efforts in these areas in 2020 to reinforce our position as a socially responsible company.
Our social initiatives and charitable activities are embedded into our Recipe for the Future, which consolidates our social and environmental impact strategy and has five key pillars: youth opportunity, climate change, packaging and recycling, sustainable sourcing and commitment to families. The goal of Recipe for the Future is to align our efforts and follow a uniform agenda to fulfill the pillars of our impact strategy.

Youth Employment
Youth unemployment is one of the most critical issues facing countries in Latin America. Through our Youth Opportunity initiative, we promote social mobility by providing employment opportunities to young people in Latin America that help them develop valuable customer service and leadership skills that can be applied to a wide range of career paths in the future. We are implementing this initiative through strategic alliances and by leveraging our track record and experience in this field. We are also developing projects for labor participation that include technical training and programs to support the employment of people with disabilities, as well as financial literacy for our employees. For instance, we partnered with the Ministries of Labor of Mexico, Argentina, Costa Rica, Puerto Rico and Ecuador to promote employment participation of certain minority groups and provided financial training through online education platforms that foster the development of such life skills.
We increased our focus on Youth Opportunity because it has been one of the most significant problems facing Latin American countries in recent years. According to the Inter-American Development Bank (“IDB”), 40% of the working-age population in the region is young, between the ages of 15 and 29 years old. The unemployment rate of this particular age bracket is 20%, more than double the unemployment level of the general population and more than three times that of adults. Informality in the youth job sector in our region is among the largest in the world, reaching more than 60% according to the International Labour Organization (“ILO”), and we play a significant role in helping to address this issue. Being one of the largest youth employers in Latin America and the Caribbean, over 68% of our employees in 2020 were young adults between the ages of 16 to 24.
Another initiative is Empleo con Apoyo, which aims to provide employment opportunities to youth with disabilities, encouraging the development of their skills and raise awareness with respect to the needs of individuals with disabilities. During 2020, more than 1,816 employees were part of this program. In addition and related to Empleo con Apoyo, in 2018 we received the Global Recognition Award from the United Nations for our exemplary employment practices for disabled people in the State of São Paulo, Brazil. We maintain these practices in several of our markets through alliances with local organizations, such as the one with DISCAR in Argentina, which offers formal job opportunities to people with disabilities. In 2019, we were invited to present our work in the ILO “Decent Jobs for Youth” conference held in Rome. Arcos Dorados was the only company in our sector from Latin America invited to participate, which we believe is a testament and a recognition of the efforts we are making in helping this group of young people move forward with their lives as productive citizens. In Ecuador, we also make contributions to Fundación Coanil and Fundación el Triángulo in order to support their local work in promoting employment opportunities for people with disabilities.
One of our most important soft skills training programs is Creating Your Future, a program supported by the Ministry of Education in Argentina that provides opportunities for skills development for our employees. This program was implemented with Kuepa, an organization dedicated to providing professional and soft skills training in Latin America, and the Global Fairness Initiative, an international non-profit organization focused on economic development. Additionally, we have continued to strengthen our partnerships with other organizations that focus on soft skills training, such as the Forge Foundation (including its branches in Argentina, Mexico, Uruguay, Peru and Mexico), Aldeas SOS, Instituto Ayrton Senna (Brazil), and Junior Achievement, among others. In 2020, we donated over $5 million in connection with Gran Día and McHappy Day. Those funds were transferred to non-governmental organizations that support the development of soft skills and the employability skills of young people across the region as well as supporting the local chapters of Ronald McDonald House Charities.
In Puerto Rico, we’ve signed a collaboration agreement with “PECES”, a nongovernmental organization that focuses on early detection of young people at risk and then develops specific support programs that monitor their progress, through coaching sessions, job readiness training and life skills. In 2020, we provided support to more than 250 young women and men in the market.
In Argentina, the Fundación Si builds and operates student houses for low income young people that don’t have access to universities in their local communities. Through our alliance with them, more than 500 students were able to continue with their studies.
Instituto Ayrton Senna in Brazil is a renowned NGO working to improve education at all levels. Our strong partnership allowed Arcos Dorados to reach more than 250,000 young students in their last year of public education, through the program called “socio-emotional conversations.”

In Argentina, Mexico, Panama and Costa Rica we have an alliance with Junior Achievement. Through Junior Achievement’s different programs, young adults learn skills and gain an understanding of the legal requirements for creating their own enterprise. They also participate in a typical working day side by side with a professional volunteer. Along with Junior Achievement we developed a volunteer program in which our staff can accompany the participants in different areas such as: mentor for creating their companies and inspirational conversations about their future among others.
We implemented PTS (Passport to Success) Explorer in Mexico and Panama, in alliance with International Youth Foundation and McDonald’s Corporation. This program helps young adults develop soft and social skills, competencies for leadership and team work among other skills. In Mexico, this program is implemented in the most important public high schools CONALEP in 30 states. Through Fundación Apoyo a la Juventud, PTS Explorer is linked to the academic curriculum of the 12th grade in CONALEP. In Panama, in an alliance with the Ministry of Education (MEDUCA) and the Council of the Private Sector for Educational Assistance (COSPAE), we are implementing this program in order to reach more than 5,000 young adults.
Community
In 2020, we executed our yearly Gran Día and McHappy Day campaigns, which seek to broaden the social impact of Arcos Dorados. Through these campaigns, funds raised through the sale of Big Macs were donated to local organizations supporting youth employment and the Ronald McDonald House Charities. We raised more than $5 million in 2020.
We primarily contribute to the communities in which we operate through the Ronald McDonald House Charities, which is dedicated to creating, finding and supporting programs that directly improve the health and well-being of children by providing “a home away from home” to children undergoing medical treatment in hospitals and their families. As of December 31, 2020, there were 62 Ronald McDonald House Charities programs in 13 countries in Latin America and the Caribbean, including 27 Ronald McDonald Houses, 33 Ronald McDonald Family Rooms and 2 Ronald McDonald Mobile Care units, which were built to deliver pediatric care services to remote locations.
As a result of the COVID-19 pandemic, some of our restaurants were temporally closed and a significant portion of our products stored in distribution centers were at risk of expiring. We donated more than 500 tons of food to the local communities through Banco de Alimentos. We also donated more than 500,000 meals to different health institutions, first responders and health professionals through our Big Thank You program, which was executed in all of our markets.
Additionally, we developed different programs as part of the Happy Little House strategy to serve as allies to parents seeking to keep their children entertained and learning while they are quarantining at home due to the COVID-19 pandemic.
Diversity and Inclusion
Diversity, equality and inclusion is a priority for Arcos Dorados, as we understand that a culture of inclusion and appreciation for all employees, creates a stronger and more effective workforce.
In January 2018, Arcos Dorados formed a Diversity and Inclusion Committee aimed at promoting and fostering an inclusive culture in which gender, race, culture, sexual orientation or gender identity, religion, class or political belief, is valued and viewed as a competitive advantage that allows the company to consider and include new perspectives and backgrounds. Since 2018, the committee has worked toward improving employees’ sense of belonging in the workplace and building a more connected workforce, as we believe this creates an environment where employees work more efficiently and effectively. We believe our diversity and inclusion practices have generated improvements in business results, innovation, and decision-making, among others.
In 2020, the Committee focused on four specific areas:
•Women’s Network: our committee helped establish a women’s network, whose membership includes women at all levels of the company, from crew at the restaurant level to executives at the level of the management board. The women’s network provides a platform to elevate ideas and opinions to help create a more inclusive and safe working environment. Our committee also connects with the Women’s Network to offer seminars, video gatherings, and talk shows using our corporate Hamburger University platform. Additionally, our committee works to liaise with management to convey the ideas and issues that affect women in the workplace. Our committee is focused on advocating for equal opportunities that allow women to reach their highest potential within the company. Arcos Dorados already employs a majority of women in its workforce, with 57% of its workforce comprised of women, and we are committed to increasing the participation of women in more senior roles and positions. In addition to our internal initiatives, in 2020 we increased the number of agreements and alliances signed with non-governmental organizations, international government bodies such as the United Nations and national governments in the region to guarantee equal opportunities to jobs and promotions.
•Gender Identity and Sexual Orientation Diversity (LGBTQI+): our committee helped form a network of employees from all professional levels and areas in the company to promote LGBTQI+ issues and foster a culture of respect, inclusion and professional growth, with zero tolerance for discrimination.
•Intergenerational Diversity: our committee has focused on the creation of a less top-down hierarchical work environment, in accordance with the agile methodology, where collaborative learning and innovative culture are nurtured horizontally. The majority of our workforce is between the ages of 18 and 24 years old, and our goal is to better understand and connect with younger generations and leverage their insights and skills, especially in the area of technology.
•Health and Wellness: our committee is focused on initiatives to promote health and wellness and assisting employees who are feeling stressed, particularly as a result of the challenges of the COVID-19 pandemic. To that end, we have focused on providing mental and physical support, conducted a series of educational and training programs, as well as streamed video gym and exercise classes through our corporate Hamburger University network.
•People with Disabilities: Arcos Dorados helps lead the effort in Latin America to include people with disabilities in the workforce. We have agreements in different countries, such as Argentina and Brazil, with NGOs that specialize in recruiting and training individuals with disabilities. We have increased the number of employees with disabilities and have been committed to promoting inclusion and providing training and promotions.
Nutrition and Well-Being
As part of our commitment to offering nutritious and high-quality products to our customers, we are dedicated to actively promoting a balanced lifestyle. This includes providing reliable, accessible information to guide informed nutritional decisions. We were the first restaurant chain in Latin America to provide full nutritional and calorie information about our menu on our websites in every country. All of our products’ nutritional information is on McDonald’s owned websites and mobile apps. With respect to Happy Meal menus, since 2019, we have had a nutritional calculator on our website to complement nutritional transparency with a personalized tool to enable our customers to make informed choices about their food options. We also publish our complete list of ingredients for Happy Meal menus. In addition, in 2017, we developed our Receta del Futuro, which focuses, among other goals, on offering balanced meals that meet certain criteria regarding saturated fat, added sugar and sodium content. We also updated our Happy Meal menus in all of our markets between 2018 and 2019 by including more fruits and vegetables and reducing fat, sodium and added sugars. It now contains less than 600 calories in total and is comprised of the four basic food groups (fruits and vegetables, whole grains, lean proteins and dairy products), offering enhanced nutritional value for children.
We eliminated artificial color and flavors from our core and Happy Meal products and replaced them with natural ingredients. Despite the changes to our menu, we maintain our high standards of quality, including the use of 100% beef in our hamburgers and selected potatoes for our McFries.
As of August 2019, Happy Meal offerings in all of our markets complied with the nutritional criteria set by the Global McDonald’s Happy Meal Nutrition Criteria. We presented important changes in our famous Happy Meal, such as the reduction of sodium, calories and fat, and included an option for fruit juice without added sugar to help promote the consumption of recommended food groups. These changes were endorsed by groups such as the Interamerican Society of Cardiology, the Brazilian Association of Nutrition, the Argentine Foundation of Cardiology, the Peruvian Society of Nutrition and the Uruguayan Association of Dieticians and Nutritionists. We continue with our responsible marketing practice complying with the Global Happy Meal Goals.
From a safety and quality perspective, we only use products that have passed strict quality and hygiene controls throughout the production chain, inside our restaurants and up to the moment they are served to our customers. These products are sourced from our approved supplier network for all McDonald’s restaurants. We follow to the strictest food safety standards in the industry, closely monitoring and enforcing adherence to those standards. All of our restaurants are audited on a yearly basis by a third-party entity. In order to ensure the quality and safety of our products, we have also implemented a supplier audit program, held by an independent audit firm, which includes Supplier Workplace Accountability (SWA), Supplier Quality Management System (SQMS) and Packaging Supplier Quality Management System Paper (PQMS).

As part of our commitment to safeguarding the well-being of Arcos Dorados employees, guests and third-party operators, we continue to reinforce our product and service safety program called McProtegidos, or McSafe, which establishes a guide that combines strict hygiene, cleanliness and sanitation protocols that have characterized our brand throughout the COVID-19 pandemic. In addition to reinforcing existing safety measures, such as requiring that our employees wash their hands at least every half hour and sanitize their hands every fifteen minutes, we implemented the use of personal protective equipment, such as masks and gloves, and ask our employees to maintain a safe distance with others while working. We placed communication materials in all areas of our restaurants to help employees and guests learn about our safety protocols and delivery procedures for drive-thru and takeout. Furthermore, hand sanitizer is made available at the entrance of our restaurants and other locations throughout the restaurants. Acrylic barriers have been installed in the drive-thru, front counter and delivery areas of our restaurants. We also encourage our customers to use contactless payment methods, such as credit cards. For McDelivery, we have designed specific safety procedures to help maintain a two meter separation between delivery drivers. For guests who enter our restaurants to place orders, floors have been marked to help them maintain a 1.5 meter separation from other customers while waiting in line to order. Additionally, we use double bags and triple sealing to ensure isolation of food for McDelivery and sanitize bags that transport food supplies to our restaurants. Arcos Dorados will continue to follow and implement all recommendations from local health authorities.
Prior to the pandemic, we established a “Puertas Abiertas” (“Open Doors”) program in the region, in which guests and key stakeholders were invited to visit our kitchens and other parts of our behind-the-counter operations. This program promotes greater transparency and has hosted over 15 million customers across the region since its creation in 2015. In 2020, due to the COVID-19 pandemic, the program was transformed into virtual tours with approximately 1 million customers virtually visiting our kitchens and verifying the implementation of the McProtegidos program.
Sustainable Development
As much as possible, Arcos Dorados seeks to carefully identify, control and minimize the environmental impact generated by its operation. Environmental management must permeate the entire supply chain, which is why we work with suppliers who have shared values, ensuring they comply with best practices, endorsed or recognized under international seals.
To implement these initiatives, we have developed strategic partnerships with prestigious organizations such as the World Wildlife Fund (“WWF”), the Nature Conservancy, the Rainforest Alliance the Forest Stewardship Council (“FSC”) and the Marine Stewardship Council (MSC).
In 2020, Arcos Dorados joined the Earth Hour for the 12th consecutive year, a worldwide initiative of the WWF, to raise the global population’s awareness and participation in environmental conservation and climate change prevention. All our restaurants and offices turn their external lights off for 60 minutes on this day.
In order to achieve reductions in our environmental impact at the restaurant level, we are taking specific actions, such as our Natal program, which is aimed at conserving and reducing our water consumption, especially in regions with limited access to water. In 2020, more than 330 restaurants participated in the program throughout Latin America and the Caribbean. In 2020, we saved and reused more than 90 million liters of water through our Natal program.
Climate Change
We are following McDonald’s Science Based Target commitment to reduce greenhouse gas (“GHG”) emissions by 2030 from 2015 levels. The commitment targets a 36% reduction in our restaurants and offices and a 31% reduction across our supply chain. Arcos Dorados has conducted its first GHG emissions inventory to monitor and measure its carbon footprint, in accordance with internationally recognized standards and methodologies. The total GHG emissions, Scope 1 & 2 for 2019 were 187,185 tons on a CO2-equivalent basis (37% of direct emissions and 63% of indirect emissions).
Arcos Dorados is aware of the impact its supply chain has on the sustainability of its business, and this is a priority for us. As a company, we are fully committed to the environment and to reducing the impact of our operation by means of our Recipe for the Future platform. For this reason, we actively work to identify, reduce and mitigate the social and environmental impacts, together with our suppliers, encouraging best practices in each stage of the supply chain. We participated in the Carbon Disclosure Program (CDP) Supply Chain Program as a member in 2020 for the fourth consecutive year. Arcos Dorados plays a leading role among the members of CDP Latin America, achieving the highest response rates from our suppliers in disclosing their environmental impacts through the CDP questionnaires. In 2020, Arcos Dorados achieved a 99% response rate from our suppliers who were asked to respond to three questionnaires: climate change, forests and water security. Our own 2020 CDP scores are as follows: for the Forest Program, C in cattle products, D in soy products and C in timber products; C for the Climate Change Program; and C for the Water Security Program. In 2020, our suppliers have had a total emission reduction in the last year of close to 20.4 million tons of CO2-equivalent, which is equivalent to taking 640,000 cars off the road for one year.
We are also focused on reducing our GHG emissions through supplier-focused initiatives. To that end, more than 50% of supplier initiatives to reduce GHG emissions are focused on energy efficiency in production processes and energy efficiency in buildings. Our supplier initiatives also focus on water conservation, of these 67% focus on water efficiency in operations.
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
Our strategy focuses on prioritizing certain processes: eliminating or minimizing the use of packaging through design innovation; recovering and recycling where possible; and aiming to close the loop by using more recycled materials, including recycled plastic, in our packaging and restaurants, which in turn helps to drive global demand for recycled materials. In 2020, we partnered with UBQ Materials, an Israeli company that has patented a technology, that converts household waste into a climate positive, bio-based thermoplastic, to replace plastic trays in 30 restaurants in Brazil. We plan to extend this partnership to all our restaurants in Brazil.
Arcos Dorados is strongly committed to reducing the use of plastic. To improve capture rates and reduce the impact on the environment as a result of plastic waste, Arcos Dorados has developed a series of initiatives over the last few years. Arcos Dorados’ work to tackle plastic pollution began in 2018, with the “Straws on Demand” program through which restaurants stopped offering straws in nearly all markets and only provided straws upon customer request. To date, we have eliminated plastic straws in almost every market. Additionally, we streamlined a series of initiatives. The main actions contributing to this reduction are:
•Straw only upon customer request, with the additional removal of lids from hot and cold drinks served in restaurants and replacement of plastic cups in some markets.
•Cutlery redesign (the spoon delivered with desserts redesigned to reduce plastic per unit by 40%) or replacement with fiber-based material.
•Plastic salad bowls and breakfast containers which were replaced with a 100% biodegradable cardboard box.

As a result of these processes, we are happy to report that:

•In 2018, we removed 245 tons of single use plastic from our restaurants.
•In 2019, we removed 1,103 tons of single use plastic from our restaurants.
•In 2020, we removed 1,468 tons of single use plastic from our restaurants.

During this 3-year period, we have removed almost 40% of the total single use plastic from our restaurants. We will continue to move forward in becoming part of the solution and making sure these plastic items never return to our restaurants.
When it comes to fiber materials, it is important to ensure our fiber suppliers support deforestation-free supply chains. As an interim goal for 2025, we are focused on fiber-based packaging and committed to source 100% of primary fiber-based guest packaging from chain of custody certified or third-party verified recycled sources where no deforestation occurs. At the end of 2020, 92% of our fiber volume met this goal. With respect to facility-level certification, 98% of our suppliers are certified either FSC or PEFC.
Reverse logistics is another component of our recycling program. We are leveraging our logistics providers to recover cardboard from our restaurants, which is then recycled and reused in generating new packaging. The solution is being tested in several markets. In 2020, we recovered more than 45 tons of cardboard in Colombia, which were used again in our value chain, providing us with opportunities to recycle and reduce waste.
We also use reverse logistics for our used oil recycling program. We recycle used cooking oil in all our restaurants, which is then reused according to local regulations. For instance, in 2020, more than 2,000 tons of used cooking oil were recycled for further use, including as biodiesel.

The Arcos Dorados Programa de Desarrollo Sustentable is in its second year of implementation. In 2020 we reached more than 1,000 participating restaurants throughout Latin America and the Caribbean. The program monitors the environmental performance of the restaurants with respect to responsible consumption of natural resources, such as water and energy, waste segregation and aims to raise awareness for sustainable development among our employees and customers. Our goal is to transform our restaurants into centers of education for sustainable development for the community.

Sustainable and Responsible Sourcing of Materials
We work hard to continuously improve how we source our ingredients in a way that allows people, animals and the planet to thrive.

Arcos Dorados has supported sustainable food production and forest conservation efforts for years. Deforestation is one of the greatest threats facing our environment today, and we have been committed to do our part to support various local and global initiatives. In 1989, we joined McDonald’s on its Amazon beef policy and Brazilian soy moratorium, and renewed our commitment in October 2011, when McDonald’s signed a global moratorium against harvesting soy from the Amazon region. On a more local level, we have also been focused on the raw materials that we purchase, such as beef, chicken (including soy in feed), palm oil, coffee and fiber used in customer packaging, to develop strategies where we can have the greatest positive environmental impact. We are aligned with McDonald assessment to establish priority geographies, based on WWF’s Living Forests Report 2015.

Over the last decade, Arcos Dorados has partnered with coffee suppliers to help advance coffee sustainability. We source coffee from suppliers that meet internationally certified sustainability standards. By the end of 2020, all of our coffee suppliers reached our approved sustainable source certifications. More than 80% of all the coffee served in our restaurants located in Argentina, Brazil, Chile, Uruguay, Costa Rica, Mexico, Colombia and Ecuador is now Rainforest Alliance certified.

In the markets where we sell fish products, the Marine Stewardship Council helps to identify ways to protect long term fish production and improve the marine ecosystem. Our suppliers are responsible for maintaining sustainably raised fish stocks, minimizing the impact of fishing and conserving the environment. In the markets where we sell fish products, the MSC certified 100% of our fish products.

While we don’t use palm oil in our cooking processes, we work with our suppliers to guarantee that they use oil certified under the Roundtable on Sustainable Palm Oil (RSPO) standards. Additionally, we ask our chicken suppliers to source their chicken feed from low-deforestation regions or comply with certification requirements if it is sourced from countries where there are protected biomes, such as Brazil, Argentina and Paraguay.

In August 2016, we sourced the first certified, sustainably-produced beef in Latin America from the Novo Campo Project, which complies with the standards of the Brazilian Roundtable for Sustainable Beef (GTPS - Grupo de Trabalho de Pecuaria Sustentavel). We were the first restaurant in the QSR industry in Brazil to purchase beef from production cycles that meet global principles and criteria established by the Global Roundtable for Sustainable Beef (GRSB).

As one of the largest buyers of beef in the region, we are serious about our responsibility to help lead the industry toward more sustainable production practices. Our goal is to eliminate deforestation from our global supply chain by 2030. To that end, we comply with the “McDonald’s Deforestation-Free Beef Procurement Policy”, as the standard for purchasing beef in Brazil and Argentina, which allows us to ensure our direct beef supplies are traced and externally verified by Agrotools, a Brazilian ag-tech company and certified B-corp that provides advanced monitoring technology. Furthermore, we engage suppliers that have strong standards of animal welfare and meet McDonald’s standards and policies. In 2014, we announced our plan to work with our pork suppliers to submit documented plans to limit the use of gestation crates for sows with plans for alternative group housing. We are actively working with our pork suppliers, producers and other stakeholders to strengthen this commitment and transition to this standard, including in our largest market Brazil.

In addition, we lead roundtables in Brazil and Argentina to identify livestock production solutions to reduce the impact of beef production and help make this process more environmentally sound, socially responsible and economically viable. We strive to use our positions in certain organizations, like the GTPS in Brazil and the Argentine Roundtable For Sustainable Beef (MACS), to help promote sustainable livestock and lead cross-cutting and technical discussions focused on topics such as the review of the Sustainable Livestock Indicators Guide within the scope of the GTPS in Brazil and the creation of sustainable beef indicators for Argentina. Both organizations were part of the Global Roundtable for Sustainable Beef (GRSB) and consist of representatives from different segments of the beef supply chain. We believe that we must support all stakeholders in the supply chain to achieve transformational change.

In 2016, we announced our commitment to source cage-free eggs throughout Latin America by 2025. In 2019, Brazil announced that it would begin purchasing cage-free eggs. Since then, the initiative has been treated as a priority inside and outside the Company, as we not only seek to expand and strengthen our operations, but also constantly influence our network of suppliers in Latin America and the Caribbean to seek more sustainable and responsible solutions. Some of our partners, such as Marfrig, BRF, Aryzta and Bimbo, have already publicly committed to purchasing cage-free eggs in Brazil.

Furthermore, the responsible use of antibiotics is important for animal health, as well as to ensure the future effectiveness of antimicrobial medicines. In March 2015, we announced that we would only source from suppliers who can guarantee that their animals: (i) are raised without growth-stimulating antibiotics; (ii) have only received antibiotics to cure or prevent disease under veterinary supervision; (iii) are only given antibiotics approved for veterinary use; and (iv) are raised in environments that encourage healthy animal welfare and husbandry conditions to help reduce the need for antibiotic use. We are continuously working with our suppliers and producers to achieve this goal for the responsible use of antibiotics. Based on the premise that our customers deserve high quality products originating from healthy animals, together with McDonald’s, we have been pioneers in prioritizing animal welfare. We have a specific committee for animal welfare issues, which acts under the guidelines of the Professional Animal Auditor Certification Organization (PAACO), an animal welfare organization.

Sustainable Restaurants

Arcos Dorados has implemented a sustainable construction policy for its restaurants. This means all new projects include technologies and designs to drive efficiency in the use of energy and water, as well as the use of recycled materials and incorporating features to recycle waste.

Each type of restaurant has different sustainable initiatives, which are defined in Arcos Dorados sustainable design policy for restaurants, as follows:

•Freestanding restaurant: 25 sustainable initiatives.
•In-store restaurant: 17 sustainable initiatives.
•Food court and mall restaurants: 9 sustainable initiatives.

In 2020, Arcos Dorados implemented 79% of these initiatives. As a result, restaurants are being designed and built to maximize energy efficiency and lower water usage by including low-consumption equipment, climate-efficient architecture and systems for reusable water, while at the same time, improving accessibility for our guests and employees. We also continue to work to improve processes, such as implementing responsible use and recycling of natural resources, promoting waste sorting and separation and encouraging the use of efficient air conditioning systems.

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

The following chart shows our corporate structure as of April 2021.

Los Laureles Ltd.
(1)
38.6% economic
75.9% voting
Public Shareholders
61.4% economic
24.1% voting
Arcos Dorados Holdings Inc.
(British Virgin Islands)
100%
Arcos Dorados Group B.V.
(Curacao)
100%
Arcos Dorados B.V.
(The Netherlands)
Subsidiaries (2)

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
D.    Property, Plants and Equipment
Property Operations
Our long-standing presence in Latin America and the Caribbean has allowed us to build a significant property portfolio with hard-to-replicate locations in key markets across the region that enhance our customers’ experience and ultimately support our brand and market position. As of December 31, 2020, we owned the land for 489 of our 2,236 restaurants (totaling approximately 1.1 million square meters). We owned the buildings for all but 9 of our stand-alone restaurants, all of which are under developmental licenses, whereby the licensees own or lease the land on and buildings in which the restaurants are located. We lease the remaining real estate property where we operate. Accordingly, we are able to charge rent on the real estate that we own and lease to our franchisees. The rental payments generally are based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. When we lease land, we match the term of our sublease to the term of the franchise. We may charge a higher rent to franchisees than that which we pay on our leases, therefore deriving additional rental income.
The selection, construction and maintenance of restaurant locations and other related real estate assets, which is a key element of our performance, is determined based on an evaluation of expected returns on investment and the most efficient allocation of our capital expenditures. In addition to our restaurant property, we have (i) corporate offices in Montevideo, Uruguay; Buenos Aires, Argentina; and São Paulo, Brazil; and regional offices in Mexico City, Mexico and Bogota, Colombia; (ii) distribution centers in the Caribbean; (iii) an industrial center called Food Town in São Paulo, Brazil, where our logistics operator is located; and (iv) training centers in São Paulo, Brazil and Buenos Aires, Argentina.

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.    Operating Results
The following discussion of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”
Segment Presentation
We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin American division, or NOLAD, consisting of Costa Rica, Mexico and Panama; and the South Latin American division, or SLAD, consisting of Argentina, Chile, Ecuador, Peru and Uruguay. As of December 31, 2020, 46% of our restaurants were located in Brazil, 23% in NOLAD, 17% in SLAD and 14% in the Caribbean division. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.
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
Principal Income Statement Line Items
Revenues
We generate revenues primarily from two sources: sales by Company-operated restaurants and revenue from franchised restaurants, which primarily consists of rental income, typically based on the greater of a flat fee or a percentage of sales reported by our franchised restaurants. This rent, along with occupancy and operating rights, is stipulated in our franchise agreements. These agreements typically have a 20-year term but may be shorter if necessary to mirror the term of the real estate lease. In 2020, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.5% and 4.5% of our total revenues, respectively. In 2019 and 2018, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.0% and 5.0% and 95.2% and 4.8% of our total revenues, respectively.
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
We promote the McDonald’s brand and our products by advertising in all of the Territories. Pursuant to the MFAs, we are required to spend at least 5% of our gross sales on advertisement and promotion activities annually. These activities are guided by our overall marketing plan, which identifies the key strategic platforms that we leverage to drive sales. Our franchisees are generally required to pay us a certain percentage of their gross sales to cover advertising expenditures related to their restaurants. We account for these payments as a deduction to our advertising expenses. As a result, our advertising expenses only reflect the expenditures related to Company-operated restaurants. Advertising expenses are recorded within the “Occupancy and other operating expenses” line item in our consolidated statement of (loss) income. The only exception to this policy is in Mexico, where both we and our franchisees contribute funds to a cooperative that is responsible for advertisement and promotion activities for Mexico. In connection with the COVID-19 outbreak, McDonald’s granted us a reduction of the advertising and promotion spending requirement from 5% to 4% of our gross sales for the full year 2020. Beginning on January 1, 2021, we resumed spending 5% of our gross sales on advertising and promotion.

General and administrative expenses include the cost of overhead, including salaries and facilities, travel expenses, depreciation of office equipment, buildings and vehicles, amortization of intangible assets, occupancy costs, professional services and the cost of field management for Company-operated and franchised restaurants, among others.
Other operating (expenses) income, net, include gains and losses on asset acquisitions and dispositions, gains related to sales of restaurant businesses, write-offs of property and equipment, insurance recovery, impairment charges, rental income and depreciation expenses of excess properties, accrual for contingencies, write-offs and write-downs of inventory, recovery of taxes and other miscellaneous items.
Other Line Items
Net interest expense primarily includes interest expense on our short-term and long-term debt as well as the amortization of deferred financing costs.
(Loss) gain from derivative instruments relates primarily to the results of derivatives that are not designated for hedge accounting.
Gain from securities relates to transactions with certain securities.
Foreign currency exchange results relate to the impact of remeasuring monetary assets and liabilities denominated in currencies other than our functional currencies. See “—Foreign Currency Translation.”
Other non-operating income (expenses), net, primarily include contingencies, certain results related to tax credits, asset taxes that we are required to pay in certain countries and other non-operating charges.
Income tax expense includes both current and deferred income taxes. Current income taxes represent the amount accrued during the period to be paid to the tax authorities while deferred income taxes represent the earnings impact of the change in deferred tax assets and liabilities that are recognized in our balance sheet for future income tax consequences.

Net income attributable to non-controlling interests relate to the participation of non-controlling interests in the net income of certain subsidiaries that collectively owned 15 restaurants at December 31, 2020 (15 restaurants at December 31, 2019).
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
Comparable Sales
Comparable sales is a key performance indicator used within the retail industry and is indicative of the success of our initiatives as well as local economic, competitive and consumer trends. Comparable sales are driven by changes in traffic and average check, which is affected by changes in pricing and product mix. Increases or decreases in comparable sales represent the percent change in sales from the prior year for all restaurants in operation for at least thirteen months, including those temporarily closed. Some of the reasons restaurants may close temporarily include reimaging or remodeling, rebuilding, road construction, natural disasters and/or other circumstances such as the COVID-19 pandemic. With respect to restaurants where there are changes in ownership, all previous months’ sales are reclassified according to the new ownership category when reporting comparable sales. As a result, there will be discrepancies between the sales figures used to calculate comparable sales and our results of operations. We report on a calendar basis, and therefore the comparability of the same month, quarter and year with the corresponding period for the prior year is impacted by the mix of days. The number of weekdays, weekend days and timing of holidays in a period can impact comparable sales positively or negatively. We refer to these impacts as calendar shift/trading day adjustments. These impacts vary geographically due to consumer spending patterns and have the greatest effect on monthly comparable sales while annual impacts are typically minimal.

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
Systemwide data
Systemwide data represents measures for both Company-operated and franchised restaurants. While sales by franchisees are not recorded as revenues by us, management believes the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised restaurant revenues and are indicative of the financial health of our franchisee base. Systemwide results are driven primarily by our Company-operated restaurants, as 70.5% of our systemwide restaurants are Company-operated as of December 31, 2020.
Foreign Currency Translation
The financial statements of our foreign operating subsidiaries are translated in accordance with guidance in ASC 830, Foreign Currency Matters. Except for our Venezuelan and Argentine operations, the functional currencies of our foreign operating subsidiaries are the local currencies of the countries in which we conduct our operations. Therefore, the assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rates as of the balance sheet date, and revenues and expenses are translated at the average exchange rates prevailing during the period. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. We record foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than our functional currencies in our consolidated statement of (loss) income.
Under U.S. GAAP, an economy is considered to be highly inflationary when its three-year cumulative rate of inflation meets or exceeds 100%. Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, were considered to be highly inflationary, and as such, the financial statements of each of these subsidiaries are remeasured as if its functional currency was the reporting currency of the relevant subsidiary’s immediate parent company (U.S. dollars for Venezuelan operations and Brazilian reais (“BRL”) for Argentine operations from July 2018 to June 2020 and U.S. dollars since July 2020, as a result of a change in the subsidiary’s immediate parent company). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment component of “Accumulated other comprehensive loss” within shareholders’ equity. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls” for information regarding exchange rates for the Argentine currencies.

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
As of December 31, 2020, the Company did not have a material monetary position, which would be subject to remeasurement in the event of further changes in the exchange rate. In addition, Venezuela’s non-monetary assets were $10.1 million (mainly fixed assets).
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
We consider an accounting estimate to be critical if:
•the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and
•the impact of the estimates and assumptions on our financial condition or operating performance is material.
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

Impairment of Long-Lived Assets and Goodwill
We review long-lived assets (including property and equipment, intangible assets with definite useful lives and lease right of use assets, net) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We review goodwill for impairment annually, primarily during the fourth quarter, or when an impairment indicator exists. In assessing the recoverability of our long-lived assets and goodwill, we consider changes in economic conditions and make assumptions regarding, among other factors, estimated future cash flows by market and by restaurant, discount rates by country and the fair value of the assets. Estimates of future cash flows are highly subjective judgments based on our experience and knowledge of our operations. These estimates can be significantly impacted by many factors, including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends. A key assumption impacting estimated future cash flows is the estimated change in comparable sales.
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
Accounting for Taxes
We record a valuation allowance to reduce the carrying value of deferred tax assets if it is more likely than not that some portion or all of our deferred assets will not be realized. Our valuation allowance as of December 31, 2020, 2019 and 2018 amounted to $235.2 million, $194.4 million and $219.9 million, respectively. We have considered future taxable income and ongoing prudent and feasible tax strategies in assessing the need for the valuation allowance. This assessment is carried out on the basis of internal projections, which are updated to reflect our most recent operating trends, such as the expiration date for tax loss carryforwards. Because of the imprecision inherent in any forward-looking data, the further into the future our estimates project, the less objectively verifiable they become. Therefore, we apply judgment to define the period of time to include projected future income to support the future realization of the tax benefit of an existing deductible temporary difference or carryforward and whether there is sufficient evidence to support the projections at a more-likely-than-not level for this period of time. Determining whether a valuation allowance for deferred tax assets is necessary often requires an extensive analysis of positive (e.g., a history of accurately projecting income) and negative evidence (e.g., historic operating losses) regarding realization of the deferred tax assets and inherent in that, an assessment of the likelihood of sufficient future taxable income. In 2020, we recognized net loss amounting to $46.2 million as compared to net gains amounting to $23.9 million and $24.6 million in 2019 and 2018, respectively. If these estimates and assumptions change in the future, we may be required to adjust the valuation allowance. This could result in a charge to, or an increase in, income in the period this determination is made.
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
As of December 31, 2020, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $169 million, related to assessments for the fiscal years 2009 to 2015. No formal claim has been made for fiscal years within the statute of limitation by tax authorities in any of the mentioned matters; however, those years are still subject to audit and claims may be asserted in the future.

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

Key Business Measures
The following tables present sales, sales growth, sales growth on a constant currency basis, comparable sales growth and average restaurant sales increases/(decreases):

	Sales			Sales growth		Sales growth in constant currency		Comparable sales growth
	For the Years Ended December 31,			For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2020	2019	2018	2020(1)	2019(3)	2020(1)	2019(3)	2020(2)	2019(4)
	(in thousands of U.S. dollars, except percentages)
Sales by Company-operated restaurants	1,894,618	2,812,287	2,932,609	(32.6)%	(4.1)%	(16.3)%	2,606.9%	(19.1)%	2,649.4%
Franchised sales(5)	740,044	1,189,533	1,200,112	(37.8)%	(0.9)%	(14.0)%	6,118.5%	(13.2)%	6,040.1%
Systemwide sales	2,634,662	4,001,820	4,132,721	(34.2)%	(3.2)%	(15.6)%	3,626.7%	(17.4)%	3,654.4%

(1)    In nominal terms, sales decreased during 2020 due to the negative impact of the depreciation of currencies mainly in Brazil, Venezuela and Argentina against the U.S. dollar and due to a 17.4% decrease in comparable sales, mainly as a result of COVID-19 pandemic, which affected traffic in all Divisions. We had 1,576 Company-operated restaurants and 660 franchised restaurants as of December 31, 2020, compared to 1,580 Company-operated restaurants and 713 franchised restaurants as of December 31, 2019.

(2)    Our comparable sales decrease on a systemwide basis in 2020 was driven by the decline in traffic due to the COVID-19 pandemic in the Territories. Venezuela was the only market that ended the period with positive comparable sales, which resulted mainly from price increases driven by the hyperinflation.

(3)    In nominal terms, sales decreased during 2019 due to the negative impact of the depreciation of currencies mainly in Venezuela, Argentina and Brazil against the U.S. dollar. This was partially offset by comparable sales growth of 3,654.4%, as a result of hyperinflation in Venezuela. We had 1,580 Company-operated restaurants and 713 franchised restaurants as of December 31, 2019, compared to 1,540 Company-operated restaurants and 683 franchised restaurants as of December 31, 2018.

(4)    Our comparable sales growth on a systemwide basis in 2019 was driven by the increase in average check, which resulted mainly from price increases in Venezuela and Argentina (driven by the hyperinflation), and from increased traffic at our restaurants, especially in Brazil.

(5)    Franchised sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily consist of rental income.

By division

	Sales			Sales growth		Sales growth in constant currency		Comparable sales growth
	For the Years Ended December 31,			For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2020	2019	2018	2020	2019	2020	2019	2020	2019
	(in thousands of U.S. dollars, except percentages)
Sales by Company-operated restaurants:
Brazil	$795,228	$1,283,005	$1,251,458	(38.0)%	2.5%	(20.6)%	11.1%	(22.4)%	9.5%
Caribbean division	379,663	390,589	467,352	(2.8)%	(16.4)%	24.8%	16,275.6%	11.6%	16,506.1%
NOLAD	298,210	410,601	388,233	(27.4)%	5.8%	(24.7)%	6.3%	(26.2)%	5.3%
SLAD	421,517	728,092	825,566	(42.1)%	(11.8)%	(26.0)%	27.0%	(27.9)%	25.1%
Total Sales by Company-operated restaurants	1,894,618	2,812,287	2,932,609	(32.6)%	(4.1)%	(16.3)%	2,606.9%	(19.1)%	2,649.4%

Franchised-sales:(3)
Brazil	540,974	834,653	773,908	(35.2)%	7.8%	(17.0)%	16.8%	(20.7)%	9.8%
Caribbean division	11,401	64,813	120,702	(82.4)%	(46.3)%	71.3%	60,683.6%	1,052.8%	61,561.5%
NOLAD	113,845	171,672	159,180	(33.7)%	7.8%	(29.6)%	7.9%	(29.1)%	4.3%
SLAD	73,824	118,395	146,322	(37.6)%	(19.1)%	(17.7)%	26.9%	(18.6)%	26.4%
Total Franchised sales	740,044	1,189,533	1,200,112	(37.8)%	(0.9)%	(14.0)%	6,118.5%	(13.2)%	6,040.1%

Systemwide sales:
Brazil	1,336,202	2,117,658	2,025,366	(36.9)%	4.6%	(19.2)%	13.3%	(21.8)%	9.7%
Caribbean division	391,064	455,403	588,054	(14.1)%	(22.6)%	31.4%	25,390.7%	32.6%	25,753%
NOLAD	412,055	582,273	547,414	(29.2)%	6.4%	(26.1)%	6.8%	(27)%	5%
SLAD	495,341	846,486	971,887	(41.5)%	(12.9)%	(24.8)%	27%	(26.7)%	25.3%
Total Systemwide sales	2,634,662	4,001,820	4,132,721	(34.2)%	(3.2)%	(15.6)%	3,626.7%	(17.4)%	3,654.4%

	Sales			Number of restaurants				Average restaurant sales
	For the Years Ended December 31,			For the Years Ended December 31,				For the Years Ended December 31,
	2020	2019	2018	2020	2019	2018	2017	2020(1)	2019(2)	2018(3)
	(in thousands of U.S. dollars, except for number of restaurants)
Sales by Company-operated restaurants	$1,894,618	$2,812,287	$2,932,609	1,576	1,580	1,540	1,546	$1,202	$1,780	$1,901
Franchised sales(3)	740,044	1,189,533	1,200,112	660	713	683	642	1,121	1,688	1,811
Systemwide sales	2,634,662	4,001,820	4,132,721	2,236	2,293	2,223	2,188	1,178	1,745	2,032

(1)    Our ARS decreased in 2020 due to a decrease in traffic as a result of the negative impact of the depreciation of currencies, mainly in Venezuela, Argentina and Brazil, against the U.S. dollar and lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic in all divisions. This was partially offset by an average check growth of 42.5%, mainly driven by Venezuela’s hyperinflation and high inflation in Argentina.

(2)    Our ARS decreased in 2019 due to the negative impact of the depreciation of currencies, mainly in Venezuela, Argentina and Brazil, against the U.S. dollar. This was partially offset by comparable sales growth of 3,654.4%, mainly driven by Venezuela´s hyperinflation.
(3)    Our ARS decreased in 2018 due to the negative impact of the depreciation of currencies, mainly in Venezuela, Argentina and Brazil, against the U.S. dollar. This was partially offset by comparable sales growth of 1,778.1%, mainly driven by Venezuela´s hyperinflation.
(4)    Franchised sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily derive from rental income.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Set forth below are our results of operations for the years ended December 31, 2020 and 2019.

	For the Years Ended December 31,		% Change
	2020	2019
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$1,894,618	$2,812,287	(32.6)%
Revenues from franchised restaurants	89,601	146,790	(39.0)%
Total revenues	1,984,219	2,959,077	(32.9)%
Company-operated restaurant expenses:
Food and paper	(677,087)	(1,007,584)	(32.8)%
Payroll and employee benefits	(413,074)	(567,653)	(27.2)%
Occupancy and other operating expenses	(624,154)	(799,633)	(21.9)%
Royalty fees	(110,957)	(155,388)	(28.6)%
Franchised restaurants – occupancy expenses	(43,512)	(61,278)	(29.0)%
General and administrative expenses	(171,382)	(212,515)	(19.4)%
Other operating (expenses) income, net	(10,807)	4,910	(320.1)%
Total operating costs and expenses	(2,050,973)	(2,799,141)	(26.7)%
Operating (loss) income	(66,754)	159,936	(141.7)%
Net interest expense	(59,068)	(52,079)	13.4%
(Loss) Gain from derivative instruments	(2,297)	439	(623.2)%
Gain from securities	25,676	—	100.0%
Foreign currency exchange results	(31,707)	12,754	(348.6)%
Other non-operating income (expenses), net	2,296	(2,097)	(209.5)%
(Loss) income before income taxes	(131,854)	118,953	(210.8)%
Income tax expense	(17,532)	(38,837)	(54.9)%
Net (loss) income	(149,386)	80,116	(286.5)%
Less: Net income attributable to non-controlling interests	(65)	(220)	(70.5)%
Net (loss) income attributable to Arcos Dorados Holdings Inc.	(149,451)	79,896	(287.1)%

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2020 and 2019.

Systemwide Restaurants	For the Years Ended December 31,
	2020	2019
Systemwide restaurants at beginning of period	2,293	2,223
Restaurant openings	9	90
Restaurant closings	(66)	(20)
Systemwide restaurants at end of period	2,236	2,293

Company-Operated Restaurants	For the Years Ended December 31,
	2020	2019
Company-operated restaurants at beginning of period	1,580	1,540
Restaurant openings	3	65
Restaurant closings	(56)	(17)
Net conversions of franchised restaurants to Company-operated restaurants	49	(8)
Company-operated restaurants at end of period	1,576	1,580

Franchised Restaurants	For the Years Ended December 31,
	2020	2019
Franchised restaurants at beginning of period	713	683
Restaurant openings	6	25
Restaurant closings	(10)	(3)
Net conversions of franchised restaurants to Company-operated restaurants	(49)	8
Franchised restaurants at end of period	660	713

Revenues

	For the Years Ended December 31,		% Change
	2020	2019
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants
Brazil	$795,228	$1,283,005	(38.0)%
Caribbean division	379,663	390,589	(2.8)%
NOLAD	298,210	410,601	(27.4)%
SLAD	421,517	728,092	(42.1)%
Total	1,894,618	2,812,287	(32.6)%
Revenues from franchised restaurants
Brazil	67,520	102,561	(34.2)%
Caribbean division	1,427	8,662	(83.5)%
NOLAD	13,677	20,665	(33.8)%
SLAD	6,977	14,902	(53.2)%
Total	89,601	146,790	(39.0)%
Total revenues
Brazil	862,748	1,385,566	(37.7)%
Caribbean division	381,090	399,251	(4.5)%
NOLAD	311,887	431,266	(27.7)%
SLAD	428,494	742,994	(42.3)%
Total	1,984,219	2,959,077	(32.9)%

Sales by Company-operated Restaurants
Total sales by Company-operated restaurants decreased by $917.7 million, or 32.6%, from $2,812.3 million in 2019 to $1,894.6 million in 2020. This decrease was mainly driven by a decrease in traffic in the Territories as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which led to a decrease in comparable sales by Company-operated restaurants of $540.9 million. In addition, the depreciation of currencies against the U.S. dollar caused sales to decline by $459.2 million, mainly in Brazil, Argentina and Venezuela. This was partially offset by the conversion of 41 franchised restaurants into Company-operated restaurants, the opening of 68 Company-operated restaurants and the closing of 73 Company-operated restaurants since January 1, 2019, which contributed $82.4 million to sales.
In Brazil, sales by Company-operated restaurants decreased by $487.8 million, or 38.0%, to $795.2 million. This was primarily a consequence of comparable sales decline of 22.4%, mainly driven by the decrease in traffic as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which caused sales to decrease by $285.3 million. In addition, the depreciation of the Brazilian real against the U.S. dollar, caused sales to decrease by $223.1 million. This was partially offset by 33 net restaurants openings, partly offset by the conversion of 7 Company-operated restaurants into franchised restaurants since January 1, 2019, that caused sales to increase by $20.6 million.
In the Caribbean division, sales by Company-operated restaurants decreased by $10.9 million, or 2.8%, to $379.7 million. The hyperinflationary environment in Venezuela caused a $5.0 million net negative impact on sales by Company-operated restaurants in 2020 compared to 2019. In the other markets of the Caribbean division, sales by Company-operated restaurants decreased by $5.9 million mainly due to a decrease in traffic as a result of lockdowns and capacity limits at our restaurants as a result of COVID-19 pandemic, which led to a decrease in comparable sales growth of $44.5 million. In addition, the depreciation of currencies against the U.S. dollar caused sales to decrease by $5.7 million. This was partially offset by the conversion of 33 franchised restaurants into Company-operated restaurants, the opening of 2 Company-operated restaurants and the closing of 17 Company-operated restaurants since January 1, 2019, which contributed $44.3 million to sales.

In NOLAD, sales by Company-operated restaurants decreased by $112.4 million, or 27.4%, to $298.2 million. This was a consequence of comparable sales decline of 26.2%, driven by the traffic decrease as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which caused sales to decrease by $105.4 million and the depreciation of local currencies, which had a negative impact of $11.0 million in sales. This was partially offset by the conversion of 8 franchised restaurants into Company-operated restaurant, the opening of 18 Company-operated restaurant and closure of 35 Company-operated restaurants since January 1, 2019, which contributed in $4.0 million to sales.
In SLAD, sales by Company-operated restaurants decreased by $306.6 million, or 42.1%, to $421.5 million. This was a consequence of decline in traffic in the SLAD division as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which led to a decrease in comparable sales of $201.0 million, coupled with the depreciation of currencies against the U.S. dollar, in particular the Argentine peso, which caused sales to decrease by $117.2 million. This was partially offset by the conversion of 7 franchised restaurants into Company-operated restaurants, the opening of 11 Company-operated restaurants and closure of 17 Company-operated restaurants since January 1, 2019, which contributed $11.6 million to the increase in sales.

Revenues from Franchised Restaurants
Our total revenues from franchised restaurants decreased by $57.2 million, or 39.0%, from $146.8 million in 2019 to $89.6 million in 2020. The decrease in revenues was mainly driven by the depreciation of currencies against U.S. dollar, which caused revenues to decrease by $35.4 million, coupled with a decrease in traffic in the Territories as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which caused revenues to decrease by $16.7 million. In addition, the decrease in rent income to support franchisees during the COVID-19 pandemic had a $2.9 million negative effect, together with the conversion of 41 franchised restaurants into Company-operated, partially offset by the net opening of 18 franchised restaurants, which decreased revenues by $2.2 million.

In Brazil, revenues from franchised restaurants decreased by $35.0 million, or 34.2%, to $67.5 million primarily due to comparable sales decrease of 20.7% due to a decline in traffic in Brazil as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which decreased revenues by $21.7 million as well as the depreciation of the real against the U.S. dollar, which decreased revenues by $19.0 million. This was partially offset by the net opening of 19 franchised restaurants and the conversion of 7 Company-operated restaurants into franchised restaurants, since January 1, 2019, which caused revenues from franchised restaurants to increase by $4.0 million. In addition, an increase in rental income as a percentage of sales contributed $1.7 million to revenues.

In the Caribbean division, revenues from franchised restaurants decreased by $7.2 million, or 83.5%, to $1.4 million. The conversion of all 33 franchised restaurants into Company-operated restaurants in Puerto Rico and the net closure of 4 franchised restaurants caused non-comparable sales and rental income to decrease, which led to a decrease in revenues of $5.8 and $0.7 million respectively. In addition, the sharp currency depreciation in Venezuela more than offset the hyperinflationary environment, causing a $0.7 million net negative impact on revenues from franchised restaurants.

In NOLAD, revenues from franchised restaurants decreased by $7.0 million, or 33.8%, to $13.7 million. This decrease was a result of comparable sales decline of 29.1%, which resulted in a $5.7 million decrease in revenues, coupled with the depreciation of local currencies, which had a negative impact of $0.8 million in revenues. In addition, the conversion of 8 franchised restaurants into Company-operated restaurants since January 1, 2019 caused revenues to decrease by $0.5 million.
In SLAD, revenues from franchised restaurants decreased by $7.9 million, or 53.2%, to $7.0 million. This decrease is mainly explained by the support given to franchisees during the COVID-19 pandemic, which caused rental income to decrease as a percentage of sales in the division, and reduced revenues by $3.7 million. In addition, the depreciation of currencies against the U.S. dollar in the division represented a decrease in revenues of $2.2 million, and the comparable sales decline due to a decrease in traffic in the SLAD division as a result of lockdowns and capacity limits at our restaurants due to the COVID-19 pandemic caused revenues to decrease by $1.9 million. The conversion of 7 franchised restaurants into Company-operated restaurants, partially offset by the opening of 3 franchised restaurants, since January 1, 2019, also caused revenues from franchised restaurants to decrease by $0.1 million.

Operating Costs and Expenses
Food and Paper
Our total food and paper costs decreased by $330.5 million, or 32.8%, to $677.1 million in 2020, as compared to 2019. As a percentage of our total sales by Company-operated restaurants, food and paper costs decreased 0.1 percentage points to 35.7%.
In Brazil, food and paper costs decreased by $158.9 million, or 36.2%, to $280.5 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 1.0 percentage points to 35.3%, primarily as a result of important cost increases that could not be fully transferred to prices in the division.
In the Caribbean division, food and paper costs decreased by $7.9 million, or 5.7%, to $131.5 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 1.1 percentage points to 34.6%, primarily due to a favorable product mix in Colombia, Puerto Rico and Venezuela.
In NOLAD, food and paper costs decreased by $44.2 million, or 27.9%, to $114.2 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.3 percentage points to 38.3%. The decline in food and paper costs in NOLAD were primarily driven by a favorable product mix in Mexico and improved inventory and waste management in Mexico and Panama.

In SLAD, food and paper costs decreased by $119.5 million, or 44.2%, to $150.9 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 1.3 percentage points to 35.8%, mainly due to higher price increases than cost increases particularly in Argentina, but also in Chile and Uruguay that coupled with a favorable product mix could decrease the food and paper cost over sales.
Payroll and Employee Benefits
Our total payroll and employee benefits costs decreased by $154.6 million, or 27.2%, to $413.1 million in 2020, as compared to 2019. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs increased 1.6 percentage points to 21.8%. The increase was mostly attributable to lower productivity of our employees, especially during the months that our stores were fully or partially closed as a result of the COVID-19 pandemic, as there is a minimum number of hours the Company must guarantee to its employees, that varies among markets, as well as higher management payroll as a percentage of sales in every division, explained by a decrease in traffic in the Territories. This was partly offset by subsidies provided by governments in some markets.

The decrease in traffic in both cases was due to lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which led to lower absorption of fixed costs. This was partly offset by an average check increase above regular crew hour rates, which increased in most markets.

In Brazil, payroll and employee benefits costs decreased by $83.7 million, or 31.3%, to $183.8 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased by 2.3 percentage points to 23.1%, mainly as a result of lower productivity due to the decrease in traffic in the division as a result of lockdowns and capacity limits at our restaurants due to the COVID-19 pandemic. In addition, management payroll costs increased as a percentage of sales due to the decrease in sales, also driven by the COVID-19 pandemic.

In the Caribbean division, payroll and employee benefits costs increased by $1.3 million, or 1.5%, to $85.5 million primarily due to the net conversion of 33 franchised restaurants into Company-operated restaurants that increased payroll expenses. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased by 1.0 percentage points to 22.5%, mainly due to management payroll costs, which increased as a percentage of sales due to the decrease in sales, driven by the COVID-19 pandemic.

In NOLAD, payroll and employee benefits costs decreased by $13.6 million, or 20.5%, to $52.8 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased by 1.5 percentage points to 17.7%, mainly due to a decrease in productivity, coupled with an increase in management payroll as a percentage of sales due to lower sales in the division, all related to a decrease in traffic as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, partially offset by an increase in the average check above the regular crew hour rate in Costa Rica.

In SLAD, payroll and employee benefits costs decreased by $58.6 million, or 39.2%, to $91.0 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits increased by 1.0 percentage points to 21.6% mainly as a result of a decrease in traffic in the division as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which had a negative impact in sales, increasing management payroll and decreasing productivity.

Occupancy and Other Operating Expenses
Our total occupancy and other operating expenses decreased by $175.5 million, or 21.9%, to $624.2 million in 2020, as compared to 2019. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses increased 4.5 percentage points to 32.9%, mainly as a consequence of the decrease in sales due to the COVID-19 pandemic, which led to lower absorption of fixed costs. Additionally, there were higher depreciation and amortization expenses in Brazil and Uruguay, coupled with higher delivery costs in every division and utilities expenses in Brazil and Argentina. This was partially offset by a reduction of advertising and promotion expenses by 1.0 percentage point of sales in every market, according to an agreement with McDonald’s we entered into at the beginning of the pandemic to reduce our advertising and promotion spending from 5% to 4% of our gross sales for the year 2020.

In Brazil, occupancy and other operating expenses decreased by $94.6 million, or 26.8%, to $258.3 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 5.0 percentage points to 32.5%, due to the COVID-19 pandemic, which led to lower sales that had a negative impact on the absorption of fixed costs, mainly utilities and occupancy expenses. This increase was also caused by higher delivery costs due to a higher participation of delivery in sales driven by circulation restrictions. In addition, there was higher depreciation and amortization related to the reinvestment plan and to the opening of restaurants and Dessert Centers mainly in previous years.

In the Caribbean division, occupancy and other operating expenses decreased by $5.3 million, or 4.6%, to $110.6 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased 0.6 percentage points to 29.1%, mainly due to reduction of costs such as advertising and promotion, maintenance and repair of stores and other expenses, together with savings in rent.
In NOLAD, occupancy and other operating expenses decreased by $22.7 million, or 17.1%, to $110.3 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 4.6 percentage points to 37.0% due to lower absorption of fixed costs, such as utilities due to the COVID-19 pandemic, which had a negative impact on sales, coupled with higher depreciation and amortization expenses in the division. Also, delivery expenses increased driven by an increase in sales through our delivery channel in connection with the COVID-19 pandemic.

In SLAD, occupancy and other operating expenses decreased by $56.3 million, or 27.9%, to $145.6 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 6.8 to 34.5%, due to a decrease in sales as a result of the COVID-19 pandemic, which had a negative impact on fixed costs absorption such as IT services, utilities, maintenance and repair and insurance. Additionally, delivery expenses increased as this segment participation grew during the COVID-19 pandemic. Also, there was higher depreciation and amortization.
Royalty Fees
Our total royalty fees decreased by $44.4 million, or 28.6%, to $111.0 million in 2020, as compared to 2019. As a percentage of sales, royalty fees increased by 0.3 percentage points to 5.9% mainly due to the absence of growth support funding from McDonald’s Corporation in 2020 compared to 2019.
In Brazil, royalty fees decreased by $20.9 million, or 31.1%, to $46.3 million in 2020. As a percentage of sales, royalty fees increased 0.6 percentage points to 5.8% due to the absence of growth support funding from McDonald’s Corporation in 2020 compared to 2019.

In the Caribbean division, royalty fees decreased by $0.3 million, or 1.5%, to $22.4 million in 2020, as compared to 2019. As a percentage of sales, royalty fees increased 0.1 percentage points to 5.9% due to due to an increase in sales subject to royalty fees.

In NOLAD, royalty fees decreased by $6.5 million, or 26.9%, to $17.6 million in 2020, as compared to 2019. As a percentage of sales, royalty fees remained flat.
In SLAD, royalty fees decreased by $16.8 million, or 40.4%, to $24.7 million in 2020, as compared to 2019. As a percentage of sales, royalty fees increased by 0.2 percentage points to 5.9%, as a result of absence of growth support funding from McDonald’s compared to the same period of 2019.

Franchised Restaurants—Occupancy Expenses
Occupancy expenses from franchised restaurants decreased by $17.8 million or 29.0%, to $43.5 million in 2020, as compared to 2019, mainly due to the depreciation of currencies, especially in Venezuela, Brazil and Argentina against the U.S. dollar, together with lower allowances for doubtful accounts in Puerto Rico as all restaurants in this market have been Company-operated since May 31, 2020.

In Brazil, occupancy expenses from franchised restaurants decreased by $10.5 million, or 22.2%, to $36.7 million in 2020, as compared to 2019, primarily due to the depreciation of the Brazilian real against the U.S. dollar.

In the Caribbean division, occupancy expenses from franchised restaurants recorded a positive variation of $4.6 million, from an expense of $0.6 million to an income of $4.0 million. This was mainly explained by the reduction of the allowance for doubtful accounts, in Puerto Rico, due to a settlement agreement with the remaining Puerto Rican franchisees in the market and the subsequent conversion of all restaurants in this market to Company-operated restaurants. This was partially offset by the depreciation of the Venezuelan bolivar against the U.S. dollar, which decreased occupancy expenses from franchised restaurants.

In NOLAD, occupancy expenses from franchised restaurants decreased by $1.9 million, or 20.7%, to $7.4 million in 2020, as compared to 2019, mainly due to lower rent expenses for leased properties, as a consequence of negotiations with lessors mainly in Mexico to provide financial support by deferring or reducing rental payments during the COVID-19 pandemic. In addition, depreciation of currencies against the U.S. dollar decreased expenses from franchised restaurants.

In SLAD, occupancy expenses from franchised restaurants decreased by $1.3 million, or 28.1%, to $3.4 million in 2020, as compared to 2019, mainly due to the depreciation of the Argentinean peso against the U.S. dollar, coupled with lower rent expenses for leased properties that had a variable component over sales, as a consequence of the decrease in comparable sales from franchised restaurants, related to lockdowns and circulation restrictions in connection with the COVID-19 pandemic.

Set forth below are the margins for our franchised restaurants in 2020, as compared to 2019. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Years Ended December 31,
	2020	2019
Brazil	45.7%	54.0%
Caribbean Division	377.1%	93.1%
NOLAD	45.9%	54.9%
SLAD	51.4%	68.4%
Total	51.4%	58.3%
General and Administrative Expenses
General and administrative expenses decreased by $41.1 million, or 19.4%, to $171.4 million in 2020. This is explained primarily by the depreciation of currencies, especially the Argentine peso and the Brazilian real, that contributed $35.8 million to the reduction in general and administrative expenses, together with a net reduction of expenses in Venezuela of $1.2 million. In addition, there were efforts to reduce expenses in every division. Brazil and NOLAD decreased their general and administrative expenses by $6.3 million, primarily in bonuses and other variable compensation, travel and outside services expenses. Also, the Caribbean decreased their general and administrative expenses in $0.3 million mainly because of lower travel and outside services expenses. These reductions were partially offset by an increase in general and administrative expenses in Corporate and SLAD amounting $2.6 million, mainly in payroll, related to the high inflation in Argentina.

In Brazil, general and administrative expenses decreased by $17.8 million, or 26.8%, to $48.8 million in 2020, as compared to 2019. The decrease resulted from the depreciation of the Brazilian real against the U.S. dollar amounting to $14.1 million, and lower bonuses and other variable compensation for $4.1 million. In addition, we had lower expenses related to travel amounting $1.1 million, coupled with lower other expenses for $0.9 million. This was partially offset by higher occupancy expenses for an amount of $2.4 million.
In the Caribbean division, general and administrative expenses decreased by $2.0 million, or 7.7%, to $23.8 million in 2020, as compared to 2019. The sharp currency depreciation in Venezuela caused a net decrease of general and administrative expenses of $1.2 million. Moreover, in the other markets in this division, general and administrative expenses decreased by $0.8 million as compared to 2019. This reduction is mainly explained by lower outside services amounting $0.7 million, together with lower travel expenses for an amount of $0.5 million, and the depreciation of various currencies against the U.S. dollar decreased general and administrative expenses by $0.5 million. These effects were partially offset by higher payroll expenses and bonuses and other variable compensation amounting $0.4 million and $0.4 million respectively related to the conversion of 33 franchised restaurants into Company-operated restaurants.
In NOLAD, general and administrative expenses decreased by $3.8 million, or 15.8%, to $20.5 million in 2020, as compared to 2019. This decrease is a result of the depreciation of the Costa Rica colon and the Mexican peso against the U.S. dollar amounting to $1.2 million, together with lower bonuses and other variable compensations amounting to $1.2 million. In addition, there were lower outside services expenses for $0.9 million and lower travel and occupancy expenses amounting $0.6 million and $0.3 million respectively. These effects were partially offset by higher payroll for an amount of $0.4 million.

In SLAD, general and administrative expenses decreased by $5.0 million, or 17.8%, to $23.1 million in 2020, as compared to 2019. This decrease was mostly due to the depreciation of various currencies against the U.S. dollar, mainly the Argentine peso, amounting to $5.9 million, coupled with lower bonuses and other variable compensation amounting to $1.1 million. In addition, there were lower occupancy expenses for $0.9 million, together with lower travel expenses and other expenses, amounting to $0.6 million and $0.3 million respectively. This was partially offset by higher payroll expenses amounting to $3.1 million, mainly in Argentina amounting to $1.8 million due to Argentina’s inflationary environment, coupled with higher outside services amounting $0.7 million.
General and administrative expenses for Corporate and others decreased by $12.5 million, or 18.4%, to $55.1 million in 2020, as compared to 2019. This decrease was mostly due to the depreciation of currencies against the U.S. dollar, especially the Argentine peso and the Brazilian real, amounting to $14.2 million, coupled with lower bonuses and other variable compensations for an amount of $3.7 million. In addition, there were lower travel expenses for $3.1 million, together with lower outside services expenses and other expenses of $0.9 million and $0.2 million respectively. This was partially offset by higher payroll related to Argentina’s inflation, as a portion of our corporate expenses are nominated in Argentine pesos, amounting to $6.0 million, coupled with higher occupancy expenses amounting $3.6 million.

Other Operating (Expenses) Income, net
Other operating (expenses) income, net decreased by $15.7 million, to a loss of $10.8 million in 2020 from a gain of $4.9 million in 2019. This decrease was primarily attributable to positive results in 2019 related to the refranchising of some company-operated restaurants amounting to $5 million and the recovery in provision for contingencies in Brazil, as a result of a positive outcome in legal proceeding, amounting to $4.3 million. In addition, during 2020 there was an increase in inventory write-off of about $4.7 million mainly related to the food waste caused by the closing of our restaurant at the beginning of the COVID-19 outbreak in the region.

Operating (Loss)/Income

	For the Years Ended December 31,		% Change
	2020	2019
	(in thousands of U.S. dollars)
Brazil	$16,121	$164,342	(90.2)%
Caribbean division	4,494	(1,100)	(508.6)%
NOLAD	(16,680)	16,539	(200.8)%
SLAD	(16,626)	42,410	(139.2)%
Corporate and other and purchase price allocation	(54,063)	(62,255)	(13.2)%
Total	(66,754)	159,936	(141.7)%

Operating (loss) income decreased by $226.7 million, or 141.7%, to a loss of $66.8 million in 2020 from a gain of $159.9 million in 2019, as a result of the foregoing.
Net Interest Expense
Net interest expense increased by $7 million, or 13.4%, to $59.1 million in 2020, as compared to 2019. The increase was primarily explained by higher interest expense on new short-term debt drawn to maintain liquidity at the beginning of the COVID-19 pandemic amounting to $5.7 million. In addition, there was an increase in interest expenses due to the aggregate principal amount of 2027 Notes of $4.7 million, partially offset by a reduction in 2023 Notes interest expense of $2.2 million.

(Loss) gain from Derivative Instruments
(Loss) gain from derivative instruments decreased by $2.7 million to a loss of $2.3 million in 2020, from a gain of $0.4 million in 2019, attributable to the results of derivatives instruments not designated as hedge accounting.
Gain from Securities
Gain from securities was $25.7 million in the full year ended December 31, 2020.
Foreign Currency Exchange Results
Foreign currency exchange results decreased by $44.5 million, from a gain of $12.8 million in 2019 to a loss of $31.7 million in 2020. The variation was primarily attributable to the impact of a higher depreciation of the Brazilian reais of 29% in comparison with 4% in 2019.

Other Non-operating Income (Expenses), Net
Other non-operating income (expenses), net increased by $4.4 million to a $2.3 million gain in 2020, as compared to a $2.1 million loss in 2019, primarily related to an income tax credit generated by dividend distributions between subsidiaries.

Income Tax Expense
Income tax expense decreased by $21.3 million, from $38.8 million in 2019 to $17.5 million in 2020, mainly related to changes in pre-tax (loss) income. The consolidated effective tax rate was (13.3)% in 2020, as compared to 32.6% in 2019, primarily explained by the change in the weighted-average statutory income tax rate (which amounted to 22.9% in 2020 as compared to 37% in 2019 ) related to the weighting of the results of certain markets over the total result; changes in valuation allowance of deferred tax assets, a result of net operating losses, which increased income tax by $3.0 million in 2020 compared to a decrease by $24.9 million in 2019, the latter mainly related to expiration of tax loss carryforwards. In addition, non-deductible expenses, non-taxable income and withholding taxes from intercompany transactions increased income tax by $ 18.6 million in 2020 and $ 12.6 million in 2019, impacting negatively the effective rate.
See Note 16 to our consolidated financial statements for additional information
Net Income Attributable to Non-controlling Interests
Net income attributable to non-controlling interests was $0.07 million in the full year ended December 31, 2020.
Net (loss) Income Attributable to Arcos Dorados Holdings Inc.
As a result of the foregoing, net (loss) income attributable to Arcos Dorados Holdings Inc. decreased by $229.3 million from a gain of $79.9 million in 2019, to a loss of $149.5 million in 2020.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
For a discussion of our results of operations for the year ended December 31, 2019 compared to the year ended December 31, 2018, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year Ended December 31, 2019 Compared to Year Ended December 31, 2018” of our annual report on Form 20-F for the year ended December 31, 2019.

B.    Liquidity and Capital Resources
Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including:
•our ability to generate cash flows from our operations;
•the level of our outstanding indebtedness and the interest we pay on this indebtedness;
•our dividend policy;
•changes in exchange rates which will impact our generation of cash flows from operations when measured in U.S. dollars; and
•our capital expenditure requirements.
Although we had a very comfortable cash balance, with no short-term debt drawn, as of December 31, 2020, our liquidity and capital resources could be negatively impacted if government restrictions on mobility to stem the spread of COVID-19 become as strict as the previous year. If needed, we can rely on short term funding from several uncommitted lines of credit. Any unavailability of such credit lines may also negatively impact our liquidity in 2021 and capital resources.
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

Our management believes in our ability to obtain the sources of liquidity and capital resources that are necessary in this challenging economic environment and also believes that our liquidity and capital resources, including working capital, are adequate for our present requirements and business operations and will be adequate to satisfy our currently anticipated requirements during at least the next twelve months for working capital, capital expenditures and other corporate needs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—The spread of COVID-19 has materially and adversely affected our business, results of operations and cash flows, and may continue to do so” and “—Risks Related to Our Results of Operations and Financial Condition—We use non-committed lines of credit to partially finance our working capital needs.”
Overview
Net cash provided by operations decreased by $207.5 million, from $223.5 million in 2019 to $16.0 million in 2020. Cash used in our investing activities was $88.7 million in 2020, compared to $261.0 million in 2019. Cash provided by financing activities was $126.0 million in 2020, compared to cash used in financing activities of $29.6 million in 2019. Cash provided by financing activities included $153.4 million from the issuance of 2027 notes, partially offset by net short-term borrowings of $10.6 million and dividend payments of $10.2 million.
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
At December 31, 2020, our total financial debt was $673.3 million, consisting of $776.6 million in long-term debt (of which $215.9 million related to the 2023 notes, including the original issue discount, $549.2 million related to 2027 notes, including the original issue discount, $10.2 million in other long-term borrowings, and $5.9 million in finance lease obligations, partially offset by $4.6 million related to deferred financing costs) the amount of which was offset by $103.3 million related to the fair market value of our outstanding derivative instruments.
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
Cash and cash equivalents were $166.0 million at December 31, 2020 and $121.9 million at December 31, 2019.
Comparative Cash Flows
The following table sets forth our cash flows for the periods indicated:

	For the Years Ended December 31,
	2020	2019	2018
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$15,966	$223,481	$179,731
Net cash used in investing activities	(88,706)	(260,991)	(163,784)
Net cash provided by (used) in financing activities	126,009	(29,632)	(73,442)
Effect of exchange rate changes on cash and cash equivalents	(9,160)	(8,260)	(53,714)
Increase (Decrease) in cash and cash equivalents	44,109	(75,402)	(111,209)

Operating Activities

	For the Years Ended December 31,
	2020	2019	2018
	(in thousands of U.S. dollars)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(149,451)	$79,896	$36,847
Non-cash charges and credits	172,201	117,498	121,448
Changes in assets and liabilities	(6,784)	26,087	21,436
Net cash provided by operating activities	15,966	223,481	179,731
For the year ended December 31, 2020, net cash provided by operating activities was $16.0 million, compared to $223.5 million in 2019. The $207.5 million decrease was mainly explained by the negative impact of COVID-19 disruptions on our operations.
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
The following table presents our cash (used in) provided by investing activities by type:

	For the Years Ended December 31,
	2020	2019	2018
	(in thousands of U.S. dollars)
Property and equipment expenditures	$(86,311)	$(265,235)	$(197,041)
Purchases of restaurant businesses paid at acquisition date	(3,833)	(2,658)	—
Proceeds from sales of property and equipment and related advances	800	3,340	2,891
Proceeds from sales of restaurant businesses and related advances	—	4,818	10,158
Recovery of short-term investments	—	—	19,588
Others, net	638	(1,256)	620
Net cash used in investing activities	(88,706)	(260,991)	(163,784)

The following table presents our property and equipment expenditures by type:

	For the Years Ended December 31,
	2020	2019	2018
	(in thousands of U.S. dollars)
New restaurants	$19,345	$88,427	$55,982
Existing restaurants	49,457	149,681	107,202
Other(1)	17,509	27,127	33,857
Total property and equipment expenditures	86,311	265,235	197,041

(1)Primarily corporate equipment and other office expenditures.

In 2020, net cash used in investing activities was $88.7 million, compared to $261.0 million in 2019. This $172.3 million decrease was primarily attributable to a decrease in property and equipment expenditures of $178.9 million, due to our decision to reduce property and equipment expenditures after mid-March when the COVID-19 pandemic spread to Latin America and the Caribbean (in 2020, we opened 9 restaurants and closed 66 restaurants).
Proceeds from sales of restaurant businesses and related advances decreased by $4.8 million, mainly as a result of a lower rate of conversion of company-operated restaurants into franchised restaurants in 2020 compared with 2019.
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
Financing Activities

	For the Years Ended December 31,
	2020	2019	2018
	(in thousands of U.S. dollars)
Dividend payments to Arcos Dorados Holdings Inc. shareholders	$(10,220)	$(22,425)	$(20,937)
Issuance of 2027 Notes	153,375	—	—
Treasury stock purchases	—	(13,965)	(46,035)
Net short-term borrowings	(10,578)	13,159	—
Other financing activities	(6,568)	(6,401)	(6,470)
Net cash provided by (used in) financing activities	126,009	(29,632)	(73,442)

Net cash provided by financing activities was $126.0 million in 2020, compared to net cash used in financing activities of $29.6 million in 2019. The $155.6 million decrease in the amount of cash used in financing activities was primarily attributable to cash inflows of $153.4 million from the issuance of the 2027 notes in 2020.

Net cash used in financing activities was $29.6 million in 2019, compared to $73.4 million used in 2018. The $43.8 million decrease in the amount of cash used in financing activities was primarily attributable to lower purchase of treasury stock amounting to $32.1 million and issuance of short-term debt for $13.2 million.
Revolving Credit Facilities
In 2011, we and Arcos Dorados B.V. entered into revolving credit facilities in order to borrow money from time to time to cover our working capital needs and for other lawful general corporate purposes.
On August 3, 2011, our subsidiary, Arcos Dorados B.V., entered into a committed revolving credit facility with Bank of America, N.A., as lender, for $50 million. We renewed this loan annually between 2015 and 2019, including most recently on August 2, 2019 for $25 million maturing on August 2, 2020, with an annual interest rate equal to LIBOR plus 2.40%. We repaid amounts due under this revolving credit facility in full upon maturity on August 2, 2020. This revolving credit facility was not renewed after its maturity.

On December 11, 2019, the Company entered into a revolving credit facility with JPMorgan Chase Bank, N.A. for up to $25 million maturing on December 11, 2020. On December 11, 2020 the Company entered into an amended and restated credit agreement with JPMorgan Chase Bank, N.A. Pursuant to this agreement, we are required to comply with a net indebtedness (including interest payable) to EBITDA ratio of 9.50 to 1 as of the last day of the fiscal quarter ended December 31, 2020, 15.25 to 1 as of the last day of the fiscal quarter ending on March 30, 2021, 5.25 to 1 as of the last day of the fiscal quarter ending on June 30, 2021 and 4.25 to 1 as of the last day of the fiscal quarter ending on September 30, 2022. In addition, we are required to comply with a liquidity covenant requiring the Company and its subsidiaries to maintain at all times at least $50 million in unrestricted cash, cash equivalents and/or marketable securities. Each loan made to the Company, under this amended and restated agreement bears interest at an annual rate equal to LIBOR plus 3.00% that will be payable on the date of any prepayment or at maturity.
The obligations of Company under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. Furthermore, the revolving credit facility includes customary covenants including, among others, restrictions on the ability of the Company, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; and (vi) engage in transactions that violate certain anti-terrorism laws. The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require JPMorgan to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.
As of December 31, 2020, our net indebtedness to EBITDA ratio was 7.62 and as such we were in compliance with such ratio.
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
On September 15, 2020, we launched an offer to exchange any and all of our outstanding 2023 notes for an additional issuance of our 2027 notes (as defined below) (the “2020 Exchange Offer”) that expired on October 13, 2020 (the “expiration date”). The purpose of the exchange offer was to extend the maturity profile of the Company’s long-term debt. The settlement date was on October 15, 2020. Eligible holders who validly tendered their 2023 notes for exchange prior to September 28, 2020 (the “early participation date”), received $1,055 (expressed as whole number) of 2027 notes per $1,000 (expressed as whole number) of 2023 notes at the settlement date. Eligible holders who validly tendered their 2023 notes for exchange after the early participation date, but on or prior to the expiration date received $1,005 (expressed as whole number) of 2027 notes per $1,000 (expressed as whole number) of 2023 notes at the settlement date. In addition, any fractional portion of the 2027 notes less than $1,000 (expressed as whole number) and accrued and unpaid interest were paid in cash. As of September 28, 2020, the early participation date, the Company accepted to exchange $126.80 million 2023 notes, representing 36.43% of the outstanding principal amount of the 2023 notes. In addition, on October 13, 2020, the Company accepted to exchange $4.67 million, representing 1.34% of the outstanding principal amount of 2023 notes.
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
In September 2020, we announced a reopening of the 2027 notes and issued an additional $150.0 million in aggregate principal amount of the 2027 notes. The notes were issued at a price of 102.250% plus accrued interest from April 4, 2020 and will mature, along with the previously issued 2027 notes, on April 24, 2027. The proceeds from the issuance of the additional 2027 notes were used to repay short-term indebtedness and for general corporate purposes. In addition, on September 15, 2020, we announced the commencement of the 2020 Exchange Offer. In connection with the 2020 Exchange Offer, we issued an additional $138.4 million in aggregate principal amount of the 2027 notes.
The 2027 notes are redeemable at our option under certain circumstances as set forth in the indenture at the applicable redemption prices set forth therein.
The 2027 notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our subsidiaries. The 2027 notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of our and the ‘guarantors’ existing and future secured indebtedness to the extent of the assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of our subsidiaries that are not guarantors.
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

C.    Research and Development, Patents and Licenses, etc.
We have not had significant research and development activities for the past three years because we rely primarily on McDonald’s research and development. McDonald’s operates research and development facilities in the United States, Europe and Asia, and independent suppliers also conduct research activities that benefit McDonald’s and us. Within Arcos Dorados, we also have a “Menu Innovation Team” that develops new menu items at a divisional/local level.

D.    Trend Information
Our business and results of operations have been impacted by increasingly negative macroeconomic and consumer trends in some of our main markets, which caused us to close or reduce the operations of a significant percentage of our restaurants during 2020, led to a significant decline in sales and disrupted our supply chain. Although we saw some recovery in economic growth and consumer consumption rates towards the end of 2020, there was a significant spike in COVID-19 cases in certain regions in which we operate in the first few months of 2021 and there can be no guarantee that such recovery will continue. As a result, we expect some of these trends to continue until the COVID-19 pandemic is brought under control, which cannot be predicted at this time. Moreover, if the impacts of the COVID-19 pandemic become other than temporary, we may also need to consider it as an indicator of impairment in future quarters, which could further negatively impact our financial condition.
In response to the COVID-19 pandemic and related disruption in regional and global economic activity, we drew on our available revolving credit facilities and short-term lines of credit to stabilize our cash flow and had to obtain waivers for our compliance with financial ratio covenants from our lenders for certain periods in 2020.
Although we stabilized our cash flow in 2020 and successfully re-financed our short-term indebtedness, we may need to draw on our available revolving credit facility short-term credit lines in the future if our liquidity continues to be impacted by the COVID-19 pandemic and we are unable to find alternative sources of funding. In addition, we are required to remain compliant with certain financial ratios under our revolving credit facility. Any default under our lines of credit or revolving credit facility and any inability to draw upon our non-committed lines of credit and revolving credit facility in the future could have an adverse effect on our liquidity, working capital, financial condition and results of operations. See “D. Risk Factors—Risks Related to Our Business and Operations—The spread of COVID-19 has materially and adversely affected our business, results of operations and cash flows, and may continue to do so.”
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
•    Environmental Consciousness: Over the last few years, our customers have demonstrated a growing interest in sustainable practices, including as it relates to limiting food waste and sourcing our ingredients and paper and packaging costs. In particular, movements such as the anti-plastic movement have gained momentum in recent years and caused us to make changes in the sourcing of our raw materials. We may need to make further changes in our supply chain and food and paper costs in the future in order to adequately respond to our customers’ focus on sustainability.
•Changing Consumer Trends: In 2020, as a result of the COVID-19 pandemic, we saw a significant change in consumer trends whereby demand has focused on cleaner and more hygienic public places. There has also been a shift in consumer habits to eating at home, demanding healthier food options, choosing money-saving options and focusing on relaxing activities.
E.    Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements.
F.    Tabular Disclosure of Contractual Obligations
The following table presents information relating to our contractual obligations as of December 31, 2020.

	Payment Due by Period
Contractual Obligations	Total	2021	2022	2023	2024	2025	Thereafter
	(in thousands of U.S. dollars)
Finance lease obligations(1)	$9,770	$939	$857	$857	$857	$875	$5,385
Operating lease obligations	$1,415,322	128,202	121,246	115,914	112,145	107,585	830,230
Contractual purchase obligations(2)	$100,991	55,382	18,773	13,676	10,260	2,224	676
2023 and 2027 notes(1) (3)	$1,024,308	46,859	46,859	263,452	32,510	32,510	602,118
Other long-term borrowings(1)	$11,744	3,330	4,206	2,422	1,786	—	—
Derivative instruments	$(103,342)	4,024	5,412	(71,479)	2,203	1,830	(45,332)
Total	$2,458,793	$238,736	$197,353	$324,842	$159,761	$145,024	$1,393,077

(1)    Includes interest payments.
(2)    Includes automatic annual renewals, which contains only enforceable and legally binding unconditional obligations corresponding to prevailing agreements without considering future undefined renewals when the agreement is cancellable by us. This type of purchase obligation represents $11.6 million of contractual obligations for 2021 only.
(3)    Does not include the impact of the deferred financing costs and the net discount related to the issue of the 2023 and 2027 notes.

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
Pursuant to our articles of association, our Board of Directors is divided into three classes. There is no distinction in the voting or other powers and authorities of directors of different classes. The members of each class serve staggered, three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of shareholders in the year in which their term expires. At our most recent annual general meeting of shareholders, held on April 28, 2021, our shareholders re-elected Mr. Woods Staton, Mr. Sergio Alonso and Mr. Francisco Staton to serve as Class I directors. Mr. Ricardo Gutiérrez Muñoz, whose term expired at the annual meeting of shareholders held on April 28, 2021, did not seek reelection.

The classes are currently composed as follows:
•    Mr. Hernández-Artigas, Mrs. Franqui, Mr. Rabach and Mrs. Presz Palmaka De Luca are Class II directors, whose term will expire at the annual meeting of shareholders to be held in 2022;
•    Mr. Chu, Mr. Vélez and Mr. Fernández are Class III directors, whose term will expire at the annual meeting of shareholders to be held in 2023; and
•Mr. Woods Staton, Mr. Alonso and Mr. Francisco Staton are Class I directors, whose term will expire at the annual meeting of shareholders to be held in 2024.
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

The following table presents the names of the members of our Board of Directors:

Name	Position	Age
Woods Staton	Executive Chairman	71
Marcelo Rabach	CEO	51
Sergio Alonso	Director	57
Annette Franqui	Director	59
Carlos Hernández-Artigas	Director	56
Michael Chu	Director	72
José Alberto Vélez	Director	71
José Fernández	Director	58
Francisco Staton	Divisional President – Caribbean	40
Cristina Presz Palmaka De Luca	Director	53

*Mr. Ricardo Gutiérrez Muñoz served on the Board of Directors until the annual meeting of shareholders on April 28, 2021, when his term expired.

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
Marcelo Rabach. Mr. Rabach, 51, has been our Chief Executive Officer since July 2019. Prior to his appointment, he was the Chief Operating Officer from August 2015 to July 2019, Divisional President for NOLAD from 2013 to August 2015, Vice President of Operations Development since 2012 and Divisional President in Brazil since 2008. He graduated with a degree in Business Administration from Universidad Argentina de la Empresa in 2002. He began his career at McDonald’s Argentina in 1990 and has over 20 years of line operations experience, starting as a crew employee and steadily advancing into larger operational roles. From 1999 until his appointment as McDonald’s Chief Operating Officer in Venezuela in 2005, Mr. Rabach was responsible for the operations, real estate, construction, human resources, local store marketing, and training and franchising of a region within Argentina, holding the positions of Operations Manager and Operations Director. He was the Chief Operating Officer in Venezuela from 2005 until 2008.
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

Annette Franqui. Mrs. Franqui has been a member of our board of directors since 2007 and is a member of the Compensation and Nomination Committee. She graduated with a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania in 1984 and an MBA from the Stanford Graduate School of Business in 1986. She is also a Chartered Financial Analyst. Mrs. Franqui began her career in 1986 with J.P. Morgan and joined Goldman Sachs in 1989. In 1994, she returned to J.P. Morgan where she became a Managing Director and the Head of the Latin America Research Department. Mrs. Franqui joined Panamco in 2001 as Vice President of Corporate Finance and became the Chief Financial Officer in 2002. She is one of the founding partners of Forrestal Capital and is a board member of many of its portfolio companies as well as of LatAm, LLC. She is the Chairman of the Board of AARP on a volunteer basis.
Carlos Hernández-Artigas. Mr. Hernández-Artigas has been a member of our board of directors since 2007 and is Chairman of the Compensation and Nomination Committee. He graduated from the Escuela de Derecho at Universidad Panamericana, in 1987 and University of Texas at Austin, School of Law in 1988. He received an MBA from IPADE in Mexico City in 1996. Mr. Hernández-Artigas worked as a lawyer for several years in Mexico and as a foreign attorney in Dallas, Texas and New York. He served as the General Counsel, Chief Legal Officer and Secretary of Panamco for ten years. He is an advisor at Big Sur Partners in Miami, Florida and is currently a board member of MAC Hospitales in Mexico and board member of CrowdVision, a leading automated pedestrian analysis and insights company with global presence.

Michael Chu. Mr. Chu has been an independent member of our board of directors since April 2011 and is a member of our Audit Committee. He graduated with honors from Dartmouth College in 1968 and received an MBA with highest distinction from the Harvard Business School in 1976. From 1989 to 1993, Mr. Chu served as an executive and limited partner in the New York office of the private equity firm Kohlberg Kravis Roberts & Co. From 1993 to 2000, Mr. Chu was with ACCION International, a nonprofit corporation dedicated to microfinance, where he served as President and CEO and participated in the founding and governance of various banks in Latin America. Mr. Chu currently holds an appointment as Senior Lecturer at the Harvard Business School, where he is the Faculty Chair for Latin America, and is Managing Director and cofounder of the IGNIA Fund, a venture capital firm dedicated to investing in disruptive business models serving the emerging middle class and low-income populations in Mexico and Latin America. He was a founding partner of, and continues to serve as Senior Advisor to, Pegasus Group, a private equity firm in Buenos Aires. He also serves on the board of Takeoff Technologies, Inc, a private company in Boston, Massachusetts.
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
José Fernández. Mr. Fernandez has been an independent member of our board of directors since October 1, 2013 and is a member of the Compensation and Nomination Committee. Mr. Fernández was the Divisional President of operations for SLAD until 2013. Mr. Fernández is a Mechanical Engineer from Instituto Tecnológico Buenos Aires and began his career at McDonald’s in 1986. He held the positions of Development Director, Development Vice President and Managing Director of McDonald’s Argentina before becoming the Divisional President of operations of SLAD. In August 2019, Mr. Fernández was appointed as a member of the board of directors of Cencosud Shopping S.A. in Chile.
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

Cristina Presz Palmaka De Luca. Ms. Palmaka has been an independent member of our board of directors since November 12, 2019. Ms. Palmaka has been the President of SAP Latin America since August 2020, following 7 years as President of SAP Brazil. Ms. Palmaka also sits on C&A board of directors and on Eurofarma advisory board. Ms. Palmaka holds an accounting degree from Fundação Álvares Penteado (Brazil) and received her MBA from Fundação Getúlio Vargas (Brazil). She also holds a master’s degree in International Business & Marketing from the University of Texas.

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
The following table lists our current executive officers:

Name	Position	Initial Year of Appointment	At Arcos Dorados Since
Marcelo Rabach	Chief Executive Officer	2019	1990
Luis Raganato	Chief Operating Officer	2019	1991
Mariano Tannenbaum	Chief Financial Officer	2017	2008
Juan David Bastidas	Chief Legal Counsel	2010	2010
Paulo Camargo	Divisional President—Brazil	2015	2011
Alejandro Yapur	Divisional President—SLAD	2013	1986
Gustavo Pascualino(1)	Divisional President—NOLAD	2021	1989
Francisco Staton	Divisional President—Caribbean	2019	2013
Sebastian Magnasco	Vice President of Development	2007	1994
Santiago Blanco	Chief Marketing and Digital Officer	2019	2019
Diego Benenzon	Vice President of Human Resources	2014	2009
José Valledor Rojo	Vice President of Supply Chain	2015	1990
Marlene Fernandez del Granado	Vice President of Government Relations	2011	2009
David Grinberg	Vice President of Corporate Communications	2018	2010
Marco Cordón	Chief Transformation Officer	2019	2019
Daniel Schleiniger	Vice President of Investor Relations	2020	2020
Gabriel Serber	Director of Social Impact and Sustainable Development	2021	1990

(1) Rogerio Barreira served as our Divisional President for NOLAD until March 31, 2021, when he was replaced by Gustavo Pascualino.
The following is a brief summary of the business experience of our executive officers who are not also directors. Unless otherwise indicated, the current business addresses for our executive officers is Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB) and Dr. Luis Bonavita 1294, Office 501, WTC Free Zone, Montevideo, Uruguay.
Luis Raganato. Mr. Raganato, 50, has been our Chief Operating Officer since July 2019. Prior to his appointment as such, he was the Divisional President for the Caribbean, and before that, the General Director of Arcos Dorados in Peru. Mr. Raganato began his career at Arcos Dorados in 1991 as a Trainee in the Nuevocentro Shopping location in the province of Córdoba, Argentina and has held various positions in Operations Management over the years. Mr. Raganato holds a Bachelor’s degree in Business Administration from Instituto Aeronáutico de Argentina, a Master’s degree in Marketing and Business Development from Escuela Superior de Estudios de Marketing de Madrid and an MBA from Universidad de Piura, Peru.

Mariano Tannenbaum. Mr. Tannenbaum, 47, is our Chief Financial Officer. He joined Arcos Dorados in 2008 and has held several positions at the corporate level, with his last position being Senior Director of Corporate Finance. Previously, Mr. Tannenbaum had a long international career in Europe and the United States. He worked for the IFG Group in Switzerland, for Tyco International in Switzerland and Princeton, New Jersey and for Sabre Holdings in London. He began his career working for an economic consulting firm in Argentina as well as for the Argentine government, as part of the Ministry of Treasury and Public Finances. Mr. Tannenbaum has an economics degree from the Universidad de Buenos Aires, a Master’s in finance from the Universidad Torcuato Di Tella and an MBA with a concentration in finance from the London Business School.
Juan David Bastidas. Mr. Bastidas, 53, is our Chief Legal Counsel. He attended Universidad Pontificia Bolivariana in Colombia, where he received a Law Degree in 1989. He graduated in 1990 as a Business Law Specialist from the same university. He also pursued postgraduate studies in Business Administration at New York University, which he completed in 1994. He also graduated in 2000 from the International Business program at EAFIT University and from the Senior Management Program at Los Andes University, which he completed in 2009 in Colombia. He also attended the Executive Directors Training Program from IAE Business School in Argentina (2017). Mr. Bastidas worked from 1994 to 1995 as an international operations lawyer for Banco Industrial Colombiano (Bancolombia). He served as Chief Legal Counsel and Secretary of the board of directors of Interconexión Electrica S.A. E.S.P.–ISA from 1995 to 2010 before joining us in July 2010.
Paulo Camargo. Mr. Camargo, 53, was appointed Divisional President for Brazil in October 2015. Prior to Mr. Camargo’s promotion, he served as Vice President of Operations for the Brazil Division for four years. Mr. Camargo has over 20 years of experience in the consumer, retail and services industry. He has worked for companies such as PepsiCo, FASA Corporation and Iron Mountain across a variety of geographies. Before joining Arcos Dorados in 2011, he was President of the Spain Division at Iron Mountain. Mr. Camargo holds a postgraduate degree in Business Administration from Mackenzie University in São Paulo, and also holds an MBA from Universidad Europea de Madrid.
Alejandro Yapur. Mr. Yapur, 53, was appointed Divisional President of SLAD in July 2013. He began his career in 1986 as a crew member at the first McDonald’s restaurant in Argentina and had the opportunity to serve as Manager in the Marketing, Operations and Corporate Communications areas of Arcos Dorados in Argentina. In 2005 he was promoted to Managing Director of Uruguay and in 2007 became responsible for the Company’s Chilean operations. In 2011, Mr. Yapur became Regional Managing Director for the Southern Cone Region (Argentina, Chile and Uruguay) until 2013 when he was promoted to his current position. He holds a Master’s degree in Communications from Universidad Austral in Buenos Aires, Argentina. He has also received executive training from IAE Business School in Argentina, IPADE Business School in Mexico and IESE Business School in Spain. Mr. Yapur has also completed the Digital Business Management Program at the San Andres University in Buenos Aires.
Gustavo Pascualino. Mr. Pascualino, 52, was appointed Divisional President for NOLAD in April 2021. Prior to his promotion, Mr. Pascualino served as Operations Vice President for the Brazil Division, beginning in 2016. He began his career in 1989 as a crew member at the iconic Florida Street restaurant in Buenos Aires, Argentina. In addition to his most recent role in Brazil, Mr. Pascualino held various leadership positions in operations, including Operations Director for Puerto Rico and the Caribbean Division and Corporate Operations Development Director. Mr. Pascualino has a degree in Marketing from Universidad de Morón in Buenos Aires, Argentina, and has also received executive training from the IAE Business School in Argentina and the University of Miami.
Sebastian Magnasco. Mr. Magnasco, 51, is our Vice President of Development and served, prior to his appointment as such in 2007, in the same capacity in SLAD. He graduated in 1990 with a degree in Engineering from Instituto Tecnológico Buenos Aires and completed a post graduate Management Development Program in Business from I.A.E. Management and Business School in 2001. He began his career at McDonald’s in 1994 and held the positions of Real Estate & Equipment Director of Argentina and IT, Real Estate and Equipment Director of Argentina until his appointment as Vice President of Development of SLAD in 2005.
Santiago Blanco. Mr. Blanco, 50, is our Chief Marketing and Digital Officer. He joined the company in 2019 and is responsible for designing and implementing the marketing and digital strategy. Prior to joining Arcos Dorados, he served as Chief Marketing, Digital & Communications Officer at ALSEA from 2017 to 2019. Mr. Blanco holds a Bachelor’s degree in Marketing from the Instituto Tecnológico de Monterrey and an MBA from University of Texas at Austin.

Diego Benenzon. Mr. Benenzon, 54, is our Vice President for Human Resources. He joined the Company in June 2009. He has extensive experience as an executive of high responsibility in multinational companies. He has also served as a senior consultant to various large companies and NGOs and has teaching experience. Mr. Benenzon graduated with a degree in psychology from Universidad John F. Kennedy and holds postgraduate degrees on strategic consultancy and organizational behaviors. He also graduated from the Management Development Program at IAE Business School.
José Valledor. Mr. Valledor, 54, is our Vice President of Supply Chain. Prior to his appointment as such, he was Divisional President in Brazil. He joined us in 1990 as an assistant in the accounting department, and four years later he became Manager of that department. In 2005, he became Regional Operations Director, responsible for the markets of Uruguay, Paraguay and Argentina. Two years later, he became Argentina’s General Director while continuing to supervise the market operations in Uruguay, Chile and Paraguay. Mr. Valledor Rojo has a degree in Business Administration and a postgraduate degree from the Instituto de Altos Estudios (IAE) in Buenos Aires, Argentina.
Marlene Fernandez. Ms. Fernandez, 59, is Corporate Vice President for Government Relations. Prior to joining Arcos Dorados in 2009, she served as an elected Member of the House of Representatives in Bolivia where she held various leadership positions, including Ambassador of Bolivia to the United States of America, Ambassador to the Organization of American States, Ambassador to the Government of Italy and Representative of Bolivia to different specialized agencies of the United Nations. She was also Bureau Chief and Main Political Correspondent for CNN Spanish in Washington, D.C. Ms. Fernandez holds a Master of Science in Broadcast Journalism from Boston University, graduated Summa Cum Laude from the Universidad Argentina John. F. Kennedy and has completed courses in Finance for Executives, Strategic Communications, Conflict Resolution and Negotiations in Conflict at Harvard University.
David Grinberg. Mr. Grinberg, 42, is our Vice President of Corporate Communications. Mr. Grinberg joined Arcos Dorados in 2010, as Sports Marketing Director to coordinate our sponsorship of the FIFA World Cup Brazil 2014 and 2016 Rio Olympic Games. He later served as Corporate Communications Director for the Brazil Division, before assuming his current role. Mr. Grinberg came from Samsung of Brazil where he led the Sports Marketing and Communications team. Prior to that, he served as Corporate Communications Director, Brazil Division of Nike. Mr. Grinberg holds a Bachelor’s Degree in Social Communication from FIAM in São Paulo, Brazil and a Master’s Degree in Corporate Communication & Public Affairs from the Cásper Líbero Foundation, also in São Paulo, Brazil.
Marco Cordón. Mr. Cordón, 52, was appointed as our Chief Technology Officer in October 2019. Mr. Cordón has more than 30 years of experience in the restaurant industry, and held various leadership positions at McDonald’s Mesoamerica, which covers Guatemala, El Salvador, Honduras and Nicaragua, between 1997 and 2019, including Operations Manager, Director of Operations and Vice President from 2013 to 2019. Mr. Cordón holds a degree in Industrial engineering from the University of San Carlos de Guatemala and an MBA from Pontificia Universidad Católica de Chile.
Daniel Schleiniger. Mr. Schleiniger, 47, is our Vice President of Investor Relations. He joined Arcos Dorados in 2014 and, after leaving us for fifteen months to serve as Vice President of Investor Relations for BrightView Holdings, Inc., Mr. Schleiniger rejoined the Company in January 2020. Prior to joining Arcos Dorados, he worked at the Cisneros Group from 2000 to 2014, holding positions in investor relations, finance and treasury. Mr. Schleiniger’s experience also includes equity research at Morgan Stanley corporate banking with Unibanco and consulting work for Wharton Econometric Forecasting Associates (WEFA). He holds a Bachelor of Science degree in chemistry as well as an MBA with a concentration in finance, both from the University of Delaware.
Gabriel Serber. Mr. Serber, 49, started his career in 1990 as a crew member in one of our restaurants in Buenos Aires, Argentina. He rose through the operation’s ranks until 2002, where he moved to McDonald’s global headquarters in Chicago to work as an operations manager, among other roles. He continued his tenure in Europe based in Paris where he was responsible for leading the deployment of several operational programs in Spain, Italy, Belgium, Holland, Portugal, Switzerland, Morocco and Greece. In 2008, he returned to Argentina in the role of Corporate Director of Operations Development. In 2013, he was transferred to Puerto Rico, where he was promoted to Managing Director for the Caribbean Region. In 2017, he returned to Argentina as Managing Director for that market. Finally, in 2019, he assumed the leadership of our Social Impact and Sustainable Development team, where he oversees all ESG matters for Arcos Dorados. Mr. Serber is a business graduate from Universidad Nacional de General San Martin in Buenos Aires, Argentina and has completed post graduate studies at the IAE Business School.

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
The maximum number of shares that may be issued under the 2011 Plan is 5,238,235 class A shares, equal to 2.5% of our total outstanding class A and class B shares immediately following our initial public offering on April 14, 2011. In 2020, 472,130 class A shares were issued pursuant to the 2011 Plan.
We carried out a special grant of stock options and restricted share units in 2011 in connection with our initial public offering, which are fully vested. We also made recurring grants of stock options and restricted share units in each of the fiscal years from 2011 to 2019 (from 2015 to 2019 only restricted share units). Units granted from 2011 to 2015 are fully vested. Both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries, except for the 2019 award which vested on May 10, 2020. In the event of death, disability or retirement of the employee, any unvested portion of the annual award will fully vest. For all grants, each stock option granted represents the right to acquire one class A share at it’s a strike price equal to fair market value, while each restricted share unit represents the right to receive one class A share when vested.
The following table shows unvested restricted share units as of December 31, 2020:

Date of the grant	Restricted share units
May 10, 2016	105.773
May 10, 2017	117.821
May 10, 2018	227.604

In addition, although all of the stock options issued under the 2011 Plan have vested, 176,768 stock options issued in 2014 remain outstanding and unexercised.
Phantom RSU Award
In May 2019, we implemented a new long-term incentive plan (the “Phantom RSU Plan”) to provide employees the opportunity to share in the success of the Company. Through this plan, we grant phantom restricted share units (“Phantom RSUs”). When vested, Phantom RSUs entitle the employee to a cash payment equal to the closing price of one class A shares on the date of vesting, including any dividends declared and paid on the class A shares, if any, since the grant date. In the event of death, disability or retirement of the employee, any unvested portion of the annual amount will fully vest.

There are three types of Phantom RSUs:

•Type one Phantom RSUs vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years
•Type two Phantom RSUs vest 100% on the fifth anniversary of the grant date.
•Type three Phantom RSUs vest 100% on May 10th of the following year.

We recognize compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The total compensation cost as of December 31, 2020 and 2019, relating to the Phantom RSUs amounted to $1.2 million and $2.1 million, respectively, and is recorded under “General and administrative expenses” within the consolidated statement of (loss) income. The accrued liability is remeasured at the end of each reporting period until settlement.

The following table shows Phantom RSUs outstanding as of December 31, 2020:

Date of the grant	Phantom RSU, Type 1	Phantom RSU, Type 2	Phantom RSU, Type 3
December 1, 2020	—	—	65,440
May 10, 2019	436,355	1,188,689	—

See Note 17 to our consolidated financial statements for additional information.
Compensation of Directors and Officers
General
The approximate aggregate annual total cash compensation for our executive officers in 2020, was $8.6 million. The approximate annual total cash compensation for our directors in 2020 was $1.1 million. We also issued an aggregate of 65,440 PRSUs to our directors in 2020.
We have not entered into any service contracts with our directors to provide for benefits upon termination of employment.

C.    Board Practices
Our Committees
Audit Committee
Our audit committee consists of two directors, Mr. Michael Chu (chairman of the committee) and Mr. José Alberto Vélez, who are independent within the meaning of the SEC and NYSE corporate governance rules applicable to foreign private issuers. Our Board of Directors has determined that Mr. Chu and Mr. Vélez are also “audit committee financial experts” as defined by the SEC. There is one vacancy on the audit committee, as Mr. Ricardo Gutiérrez Muñoz served on the Board of Directors until the annual meeting of shareholders on April 28, 2021, when his term expired and did not seek reelection. The Company intends to fill this position.
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
Compensation and Nomination Committee
Our compensation and nomination committee consists of Mr. Carlos Hernández-Artigas (chairman of the committee), Ms. Annette Franqui and Mr. José Fernández. Pursuant to its charter, the compensation and nomination committee is responsible for, among other things:
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
As of December 31, 2020, we had a total of approximately 73,438 employees in Company-operated restaurants and staff throughout the Territories. Of this number, 81% were crew, 16% were restaurant managers and the remainder were professional staff. Approximately 42% of our employees were located in Brazil.
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
The following table illustrates the distribution of our employees by division and employee category as of December 31, 2020.

Division	Crew	Restaurant Managers	Professional Staff	Total
Brazil	24,381	5,499	688	30,568
Caribbean division	8,136	1,334	530	10,000
NOLAD	7,551	1,850	463	9,864
SLAD	19,448	2,713	483	22,644
Corporate and other	—	—	362	362
Total	59,516	11,396	2,526	73,438

Restaurant managers are responsible for the daily management of our restaurants. As such, we have a comprehensive training program for them that is focused on customer management practices, food preparation and other operational procedures. Standards are taught and continuously reinforced through the use of such training programs. We also use performance measurements on a continual basis, both internally and externally in connection with all our restaurants. Our internal on-site visit restaurant operations improvement process evaluates operational standards, which are compared globally to assure continuous improvement. We also contract third parties, which we refer to as third-party shoppers, to visit our restaurants anonymously and report on our performance. Our external third-party shopper measurements and customer satisfaction opportunity reports help maintain our competitiveness. In addition, Hamburger University provides restaurant managers, mid-managers and owner/operators with training on best practices in different aspects of our business. In 2020, approximately 86,465 people attended different courses or events, in person or online, organized by Hamburger University in areas such as restaurant and customer management, sales and accounting.

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

Shareholder	Class A Shares	Percentage of Outstanding Class A Shares(1)	Class B Shares	Percentage of Outstanding Class B Shares(1)	Total Economic Interest(1)	Total Voting Interest(1) (2)
Los Laureles Ltd.(3)(4)	—	—	80,000,000	100.00%	38.60%	75.86%
Woods Staton(4)	50	—	—	—	—	—
Sergio Alonso	*	*	—	—	*	*
Annette Franqui	*	*	—	—	*	*
Carlos Hernández-Artigas	*	*	—	—	*	*
Juan David Bastidas	*	*	—	—	*	*
José Valledor Rojo	*	*	—	—	*	*
José Fernandez	*	*	—	—	*	*
Marcelo Rabach	*	*	—	—	*	*
Mariano Tannenbaum	*	*	—	—	*	*
Sebastian Magnasco	*	*	—	—	*	*
Diego Benenzon	*	*	—	—	*	*
Marlene Fernandez	*	*	—	—	*	*
Luis Raganato	*	*	—	—	*	*
Gustavo Pascualino(5)	*	*	—	—	*	*
Alejandro Yapur	*	*	—	—	*	*
Paulo Camargo	*	*	—	—	*	*
Santiago Blanco	*	*	—	—	*	*
David Grinberg	*	*	—	—	*	*
Francisco Staton	*	*	—	—	*	*
Marco Cordón	*	*	—	—	*	*
Daniel Schleiniger	*	*	—	—	*	*
Gabriel Serber	*	*	—	—	*	*

*    Each of these directors and officers beneficially owns less than 1% of the total number of outstanding class A shares.
(1)    Percentages are based on 127,265,773 class A shares issued and outstanding as of the date of this annual report and exclude 5,269,988 class A shares issued and held in treasury.
(2)    Class A shares are entitled to one vote per share and class B shares are entitled to five votes per share.
(3)    Los Laureles Ltd. is beneficially owned by Mr. Woods Staton, our Executive Chairman. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.”
(4)    In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Woods Staton beneficially owns 50 class A shares (excluding 25,046 unvested restricted share units) directly, and indirectly through Chablais Investments S.A. (“Chablais”). On a combined basis, Mr. Woods Staton is the beneficial owner of an aggregate of 38.60% of the total economic interests of Arcos Dorados and 75.86% of its total voting interests. The address of Mr. Woods Staton is Mantua No. 6575 (esquina Potosí), Montevideo, Uruguay 11500. The address of Chablais is Level 1, Palm Grove House, Wickham’s Cay 1, Road Town, Tortola, BVI.
(5)    Rogerio Barreira served as our Divisional President for NOLAD until March 31, 2021, when he was replaced by Gustavo Pascualino.
As of the date of this annual report, our 16 officers had been granted (i) a total of 978,325 restricted share units pursuant to the 2011 Plan. For more information, see “—B. Compensation—Long-term and Equity Incentive Plans” above. Our non-executive directors had been granted a total of 65,440 restricted share units, and 176,768 options at an exercise price of $8.58 per share per share pursuant to the 2011 Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue a maximum of 420,000,000 class A shares, no par value per share, and 80,000,000 class B shares, no par value per share. Each of our class A shares entitles its holder to one vote. Each of our class B shares entitles its holder to five votes. Los Laureles Ltd., our controlling shareholder, owns 38.60% of our issued and outstanding share capital, and 75.86% of our voting power by virtue of its ownership of 100% of our class B shares. The following table presents the beneficial ownership of our shares based on the most recent information available as of the date of this annual report:

Shareholder	Class A Shares	% of Outstanding Class A Shares	Class B Shares(1)	% of Outstanding Class B Shares(1)	Total Economic Interest(1)	Total Voting Interest(1) (2)
Los Laureles Ltd(3)(4)	—	—	80,000,000	100.0%	38.60%	75.86%
Woods Staton(4)	50	—	—	—	—	—
TIAA Board of Overseers(5)	18,887,596	14.84%	—	—	9.11%	3.58%
Invesco Ltd.(6)	18,043,437	14.18%	—	—	8.71%	3.42%
Remaining Public Shareholders	90,334,690	70.98%	—	—	43.58%	17.13%
Total(7)	127,265,773	100.00%	80,000,000	100.00%	100.00%	100.00%(8)

(1)    Percentages are based on 127,265,773 class A shares issued and outstanding as of the date of this annual report and exclude 5,269,988 class A shares issued and held in treasury.
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
(4)     In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Woods Staton beneficially owns 50 class A shares (excluding 25,046 unvested restricted share units) directly, and indirectly through Chablais Investments S.A. (“Chablais”). On a combined basis, Mr. Woods Staton is the beneficial owner of an aggregate of 38.60% of the total economic interests of Arcos Dorados and 75.86% of its total voting interests. The address of Mr. Woods Staton is Mantua No. 6575 (esquina Potosí), Montevideo, Uruguay 11500. The address of Chablais is Level 1, Palm Grove House, Wickham’s Cay 1, Road Town, Tortola, BVI.
(5)    TIAA Board of Overseers is the ultimate parent of four funds, which filed Form 13F with the SEC on February 12, 2021: Teachers Advisors, LLC, TIAA-CREF Investment Management LLC, Nuveen Asset Management LLC and US Bancorp Asset Management, Inc. Based solely on the disclosure set forth in such Form 13F, as of December 31, 2020, these four funds together had sole voting power with respect to 18,887,596 class A shares and sole dispositive power with respect to 18,887,596 class A shares. The address of TIAA Board of Overseers is 730 Third Avenue, New York, NY 10017-3206.
(6)    Invesco Ltd. is the ultimate parent of four funds, which filed Form 13F with the SEC on February 12, 2021: Invesco Advisers, Inc., Invesco Asset Management Ltd., Invesco Canada Ltd. and Invesco Hong Kong Ltd. Based solely on the disclosure set forth in such Form 13F, as of December 31, 2020, these four funds together had sole voting power with respect to 18,043,437 class A shares and sole dispositive power with respect to 18,043,437 class A shares. The address of Invesco Ltd. is 1555 Peachtree Street NE, Suite 1800, Atlanta, GA 30309.
(7)    Numbers do not sum to 100% due to the effects of rounding.
(8)    Excludes 5,269,988 class A shares issued and held in treasury.
As of April 26, 2021, there were 7 class A shareholders of record. We believe the number of beneficial owners is substantially greater than the number of record holders because a large portion of class A shares is held in “street name” by brokers.
Los Laureles Ltd.
Los Laureles Ltd. is our controlling shareholder and is beneficially owned by Mr. Woods Staton, our Executive Chairman. Los Laureles Ltd. currently owns 38.60% of the economic interests of Arcos Dorados and 75.86% of its voting interests. Los Laureles Ltd. has established a voting trust with respect to the voting interests in us held by Los Laureles Ltd. Los Laureles Ltd. is the beneficiary of the voting trust. The voting trust exercises the vote of the class B shares through a voting committee, which consists of only Mr. Woods Staton. The decision of the voting committee must be approved by Los Laureles (PTC) Limited, a British Virgin Islands company that is a wholly owned subsidiary of Los Laureles Limited. Mr. Woods Staton is the sole director of Los Laureles (PTC) Limited. Without the consent of McDonald’s, Mr. Woods Staton may add any one or more of his descendants, certain other relatives, any board member of Arcos Dorados and the chief executive officer, chief operating officer or chief financial officer of Arcos Dorados to the committee.

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
During 2020, we incurred $24.3 million in total distribution fees payable to Axionlog, which accounted for approximately 4% of our total food and paper costs.
See Note 25 to our consolidated financial statements for details of the outstanding balances and transactions with related parties as of December 31, 2020 and 2019 and for the fiscal years ended December 31, 2020, 2019 and 2018.
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
Legal Proceedings
Puerto Rican Franchisees
In January 2007, several Puerto Rican franchisees filed a lawsuit against McDonald’s Corporation and certain subsidiaries purchased by the Company during the acquisition of the LatAm business (the “Puerto Rican franchisees lawsuit”). The claim sought declaratory judgment and damages in the aggregate amount of $66.7 million plus plaintiffs’ attorney fees. During the years the lawsuit was in force, the Company believed that the probability of loss was remote. On December 28, 2019 and March 31, 2020, the Company reached confidential settlement agreements with Puerto Rican franchisees finalizing all controversies and disputes among the parties. All corresponding judicial documentation was filed to end the proceedings and the case was successfully dismissed by the Court, finalizing all controversies and disputes among the parties.
Additionally, during 2014, another franchisee filed a complaint (the “related Puerto Rican franchisee lawsuit”) against the Company and McDonald’s USA, LLC (a wholly owned subsidiary of McDonald’s Corporation), asserting a very similar claim to the one filed in the Puerto Rican franchisees lawsuit. The claim sought declaratory judgment and damages in the amount of $30 million plus plaintiffs’ attorney fees. During December 2019, the franchisee reached a Confidential Settlement Agreement with the Company finalizing all controversies and disputes among them.
Furthermore, the Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by the Company’s franchisees that met periodically to coordinate the development of promotional and marketing campaigns (an association that at the time of the claim was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit), filed a third party complaint and counterclaim (the “PROA claim”) against the Company and other third party defendants, in the amount of $31 million. During the years the lawsuit was in force, the Company believed that the probability of loss was remote. On December 28, 2019 and March 31, 2020 the Company reached confidential settlement agreements with Puerto Rican franchisees, sole members of PROA, finalizing all controversies and disputes among the parties. All corresponding judicial documentation was filed to end this proceeding and the case was successfully dismissed by the Court.
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

In parallel with the judicial case, in December 2016, an administrative assessment of compliance with our 2013 settlement was initiated by a team composed of Labor Prosecutors. Additional audits of our compliance with the 2013 settlement were performed in relation to the period from March 2013 to March 2017, and we entered into a new settlement agreement in August 2018, which included paying a fine of R$7 million that was already paid. Subsequent to this, the Labor Prosecutor began a new investigation of our compliance with the 2018 settlement, in relation to the period of April 2017 to July 2018. The Labor Prosecutor concluded its investigation in 2019 and alleged that we were not in compliance with the 2018 settlement and owed an additional R$15.8 million in fines. We submitted a petition for review, including documentation defending our compliance with the settlement. In 2019, we entered into a new settlement with the Labor Prosecutor. As part of the settlement agreement, the additional fines previously imposed were waived and we agreed to use paper liners for one month on trays in our restaurants beginning in the second quarter of 2020 to further protect the health and safety of our employees. The Labor Prosecutors informed us in 2020 that they do not intend to start a new investigation of our compliance with the settlement at this time. Our agreement with the Labor Prosecutor’s Office remains in effect and we must continue to comply with the requirements thereunder.
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
The lawsuit is currently before the 22nd DF Labor Court in Brasilia. On March 27, 2017, the Labor Court entered a judgment rejecting all claims made by the coalition of labor unions and affirmed that the coalition was not able to prove its allegations. The coalition filed an appeal against it, and the Regional Labor Court determined to reopen the discovery phase for the parties to take depositions of witnesses, after which the 22nd DF Labor Court in Brasilia (first instance) will judge the claim again. We presented an appeal against this decision that was denied, and the discovery phase was reopened. A new discovery hearing was scheduled for May 4, 2020 but, due to the COVID-19 pandemic, the hearing was cancelled. The court scheduled a new discovery hearing for August 2, 2021.
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
Administrative Investigation under Labor Prosecutor’s Office
The Labor Prosecutor’s Office in Curitiba initiated an administrative procedure to investigate Arcos Dourados in May 2019, based on a complaint made by the General Union of Workers (UGT) that alleged systematic workplace harassment, moral and sexual harassment and racial discrimination. On July 2020, another administrative procedure was initiated by the Labor Prosecutor’s Office in São Paulo, based on a compliant made by UGT, the Central Workers Union (CUT) and other workers unions that also alleged systematic workplace harassment. The procedures have now been joined under the second administrative procedure. In response to the allegations, Arcos Dourados has presented evidence of its good practices related to the subject, which it believes disproves the allegations of systematic discrimination, moral and sexual harassment. On January 25, 2021 the first hearing was held and a new hearing is expected to be scheduled this year. Isolated cases alleging discrimination and/or moral and sexual harassment are also being discussed within minor administrative investigations and individual labor claims filed in Brazil.
Retained Lawsuits and Contingent Liabilities
We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of December 31, 2020 we maintained a provision for contingencies amounting to $35.1 million ($38.8 million as of December 31, 2019), which is disclosed net of judicial deposits amounting to $8.1 million ($12.7 million as of December 31, 2019) that we were required to make in connection with the proceedings. As of December 31, 2020, the net amount of $27 million included $24.9 million as a non-current liability. See Note 18 to our consolidated financial statements for more details.
Pursuant to the Acquisition, McDonald’s Corporation indemnifies us for certain Brazilian claims. As of December 31, 2020, the provision for contingencies included $1.3 million ($1.6 million as of December 31, 2019) related to Brazilian claim that is covered by the indemnification agreement. As a result, we have recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in our consolidated balance sheet.
Several of these proceedings have already been resolved successfully, either by a judicial decision or a cash settlement. The cash settlements were made pursuant to the reopening of a 2009 amnesty granted by the Brazilian federal government, in which McDonald’s opted to participate. The amnesty was originally granted in 2009 as a way to reduce litigation with federal authorities and increase tax collection during the financial crisis. The amnesty allowed Brazilian taxpayers to settle federal tax debts under favorable conditions, including reduced penalties and interest and the ability to pay principal in up to 180 installments. In 2014, pursuant to an additional amnesty, such outstanding Brazilian federal tax debts were paid in full using mainly applicable tax loss carryforwards. The remaining retained proceedings are pending a final decision.
As of December 31, 2020, there are certain matters related to the interpretation of tax and labor law for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $226 million and $249 million.
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
Since the Acquisition, we declared the following dividends (all dividends shown in the aggregate for all outstanding shares, other than per share figures):
•a stock dividend distribution to all class A and class B stockholders distributed on August 12, 2020 of one (1) share for every seventy-five (75) shares held by its shareholders of record at the close of business on August 3, 2020;
•a $10.2 million dividend paid on April 10, 2020;
•a $10.2 million dividend and two $6.1 million dividends in 2019;
•a $10.6 million and a $10.4 million dividend in 2018;
•four $12.5 million dividends in 2014;
•four $12.5 million dividends in 2013;
•four $12.5 million dividends in 2012;
•four $12.5 million dividends in 2011; and
•a $40 million dividend with respect to our results of operations for fiscal year 2009.
The amounts and dates of future dividend payments, if any, will be subject to, among other things, the discretion of our Board of Directors. Accordingly, there can be no assurance that any future distributions will be made, or, if made, as to the amount of such distributions.
B.    Significant Changes
Except as otherwise disclosed in this annual report, we are not aware of any significant changes that have occurred since December 31, 2020.
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
As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue up to 420,000,000 class A shares and 80,000,000 class B shares. As of the date of this annual report, 127,265,773 class A shares and 80,000,000 class B shares are issued, fully paid and outstanding. In addition, 5,269,988 class A shares are issued and being held in treasury.
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
(a)record of the physical address of the place at which the records and underlying documentation are kept; and
(b)record of the name of the person who maintains and controls the company’s records and underlying documentation.
Where the place or places at which the records and underlying documentation of the company, or the name of the person who maintains and controls the company’s records and underlying documentation, change, the company must within 14 days of the change, provide:
(a)its registered agent with the physical address of the new location of the records and underlying documentation; or
(b)the name of the new person who maintains and controls the company’s records and underlying documentation.
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
We hold our McDonald’s franchise rights pursuant to the MFA for all of the Territories except Brazil, executed on August 3, 2007, as amended and restated on November 10, 2008 and as further amended on August 31, 2010, June 3, 2011 and March 17, 2016, entered into by us, LatAm, LLC (the “Master Franchisee”), our former wholly owned subsidiary Arcos Dorados Coöperatieve U.A., Arcos Dorados B.V., certain subsidiaries of the Master Franchisee, Los Laureles, Ltd. and McDonald’s. On March 21, 2018, Arcos Dorados Group B.V. (together with Arcos Dorados B.V. and us, the “Owner Entities”) replaced Arcos Dorados Coöperatieve U.A. as party to the MFA. On August 3, 2007, our subsidiary Arcos Dourados Comercio de Alimentos S.A., or the Brazilian Master Franchisee, and McDonald’s entered into the separate, but substantially identical, Brazilian MFA, which was amended and restated on November 10, 2008.

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

The continuing franchise fee is paid, with respect to each calendar month, to McDonald’s in an amount generally equal to 7% of the U.S. dollar equivalent of the gross sales, as defined therein, of each of the McDonald’s restaurants in the Territories for that calendar month, minus, as applicable, a brand building adjustment. During the first 10 years of the MFAs, the brand building adjustment is 2% of the gross sales, for a net continuing franchise fee payment of 5% of the gross sales. During years 11 through 15 of the MFAs, the brand building adjustment will be 1% of the gross sales, for a net continuing franchise fee payment of 6%; and the brand building adjustment will be 0% thereafter, for a net continuing franchise fee payment of 7% of the gross sales. In addition, on January 25, 2017, McDonald’s Corporation agreed to provide growth support for the years 2017, 2018 and 2019. The impact of this support resulted in an effective royalty rate of 5.2% in 2017, 5.4% in 2018 and 5.5% in 2019. McDonald’s Corporation had previously agreed to provide growth support for the years 2020, 2021 and 2022. However, due to the business disruptions caused by the COVID-19 outbreak, we have agreed with McDonald’s to withdraw our previously-approved 2020-2022 restaurant opening plan and reinvestment plan, agreeing in place of this obligation a plan for 2021 only. We expect to discuss our 2022 restaurant opening plan and reinvestment plan with McDonald’s in the second half of 2021.
We are responsible for collecting the continuing franchise fee from our franchisees and must pay that amount to McDonald’s. In the event that a franchisee does not pay the full amount of the fee or any of our subsidiaries are unable to transfer funds to us due to currency restrictions or otherwise, we are responsible for any resulting shortfall. In connection with the COVID-19 pandemic, McDonald’s has agreed to defer all franchise fee payments, whether they are related to company-operated or franchisee-operated restaurants, for March, April, May and June 2020 sales until 2021. If we are unable to pay such franchise fees when they are due, or we have further difficulty meeting our obligations in coming months and are unable to obtain a similar deferral, we will be in default under the MFAs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—Our financial condition and results of operations depend, to a certain extent, on the financial condition of our franchisees and their ability to fulfill their obligations under their franchise agreements,” “—Risks Related to Our Results of Operations and Financial Condition—We are subject to significant foreign currency exchange controls and depreciation in certain countries in which we operate” and “—Risks Related to Our Business and Operations—The spread of COVID-19 has materially and adversely affected our business, results of operations and cash flows, and may continue to do so.”
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

Advertising and Promotion Plan
Under the MFAs, we must develop and implement a marketing plan with respect to each Territory that must be approved in advance by McDonald’s. The MFAs require us to spend at least 5% of our gross sales on advertisement and promotion activities. In connection with the COVID-19 outbreak, we have agreed with McDonald’s to reduce this spending requirement from 5% to 4% of our gross sales for the full year 2020. Beginning on January 1, 2021, we resumed spending 5% of our gross sales on advertising and promotion. Our advertising and promotion activities are guided by our overall marketing plan, which identifies the key strategic platforms that we aim to leverage in order to drive sales.

Insurance
Under the MFAs, we are required to acquire and maintain a variety of insurance policies with certain minimum coverage limits, including commercial general liability, workers compensation, “all risk” property and business interruption insurance, among others.
Call Option Right and Security Interest in Equity Interests of the Company
Under the MFAs, McDonald’s has the right, or Call Option, to acquire our non-public shares or our interests in one or more Territories upon: (i) the expiration of the initial term of the MFAs on August 2, 2027 if the initial term is not extended, (ii) the occurrence of a material breach of the MFAs or (iii) during the period of 12 months following the earlier of (x) the 18th month anniversary of the death or permanent incapacity of Mr. Woods Staton or (y) the receipt by McDonald’s of notice from Mr. Woods Staton’s heirs that they have elected to have the period of 12 months commence as of the date specified in the notice. McDonald’s generally has the right either to exercise the Call Option with respect to all of the Territories, or, in its sole discretion, with respect to the Territory or Territories identified by McDonald’s as being affected by such material breach or to which such material breach may be attributable except upon the occurrence of an initial material breach relating to any Territory or Territories in which there are less than 100 restaurants in operation. In such case, McDonald’s only has the right to acquire the equity interests of any of our subsidiaries in the relevant Territory or Territories. As of December 31, 2020, we had more than 100 restaurants in operation in each of Argentina, Brazil, Mexico and Venezuela. In Puerto Rico, we had 96 restaurants in operation, and no other Territory had more than 85 restaurants in operation.
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
Under the MFAs, we must maintain a fixed charge coverage ratio (as defined therein) at least equal to 1.50 and a leverage ratio (as defined therein) not in excess of 4.25. If we are unable to comply with our original commitments under the MFA or to obtain a waiver for any non-compliance in the future, we could be in material breach. Our breach of the MFA would give McDonald’s certain rights, including the ability to acquire all or portions of our business. See “—Material Breach.” As a consequence of the negative impacts of the COVID-19 pandemic on the Company’s operations, during 2020, McDonald’s Corporation granted us limited waivers from June 30, 2020 through and including December 31, 2021, during which time the Company is not required to comply with the financial ratios set forth in the MFA.
For the three-month periods ended from June 30, 2020. September 30, 2020 and December 31, 2020, we were not in compliance with the Fixed Charge Coverage Ratio and Leverage Ratio. The ratios for these periods were as follows:
Arcos Dorados Financial Ratios under the MFA

	Quarter ended
	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
Leverage Ratio	3.77	4.15	5.37	6.31	7.71
Fixed Charge Coverage Ratio	1.86	1.74	1.35	1.15	0.96

Letters of Credit
As security for the performance of our obligations under the MFAs, we have obtained (i) on August 3, 2007, an irrevocable standby letter of credit in favor of McDonald’s in an amount of $65.0 million and later reduced to $45.0 million on October 30, 2015, issued by Credit Suisse acting as issuing bank through its Cayman Islands Branch, (ii) on May 9, 2011, an irrevocable standby letter of credit in favor of McDonald’s in an amount of $15.0 million, issued by Itaú Unibanco S.A. (“Itaú”), acting as issuing bank through its New York Branch, and (iii) on November 3, 2015, an irrevocable standby letter of credit in favor of McDonald’s in an amount of $20.0 million, issued by JPMorgan, acting as issuing bank through its New York Branch. The Credit Suisse, Itaú and JP Morgan letters of credit expire on September 30, 2022, April 24, 2021 and November 6, 2021, respectively, but we will be required by the MFAs to renew these letters of credit or obtain new standby letters of credit in the same amount.

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
Although we do not have any amounts outstanding under our letters of credit at this time, any default under the letters of credit would also result in a material breach of our obligations under the MFAs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—The spread of COVID-19 has materially and adversely affected our business, results of operations and cash flows, and may continue to do so.”

We received waivers from our lenders for any event of default which may have occurred related to compliance with the financial ratio covenants in our letters of credit, which are measured at the end of each quarter, through and including the first quarter of 2021, for Itaú and JPMorgan, and December 31, 2021 for Credit Suisse.

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
The BVI has signed an inter-governmental agreement to improve international tax compliance and the exchange of information with the United States (the “U.S. IGA”). The BVI has also signed, along with over 100 other countries, a multilateral competent authority agreement to implement the Organisation for Economic Co-Operation and Development (OECD) Standard for Automatic Exchange of Financial Account Information - Common Reporting Standard (the “CRS” and together with the U.S. IGA, “AEOI”).
Amendments have been made to the Mutual Legal Assistance (Tax Matters) Act 2003 and orders have been made pursuant to this statute (the “BVI Legislation”) to give effect to the terms of the U.S. IGA under BVI law. Guidance notes were published by the government of the BVI in March 2015 to provide practical assistance to entities and others affected by the U.S. IGA and the BVI Legislation (the “FATCA Guidance Notes”). Further amendments have been made to the BVI Legislation to give effect to the terms of the CRS, which took effect on January 1, 2016. The implementing legislation makes it clear that the CRS commentary published by the OECD is an integral part of the CRS and applies for the purposes of the automatic exchange of financial account information. Additional guidance was issued by the BVI International Tax Authority (the “ITA”) in October 2016 (and most recently updated by the ITA in February 2019) to aid with compliance with the BVI legislation relating to CRS (the “CRS Guidance Notes”).
All BVI “Financial Institutions” are required to comply with the registration, due diligence and reporting requirements of the BVI Legislation, except to the extent that they can rely on an exemption that allows them to become a “Non-Reporting Financial Institution” (as defined in the relevant BVI Legislation) with respect to one or more of the AEOI regimes.
We do not believe we are classified as a “Foreign Financial Institution” or “Financial Institution” within the meaning of AEOI and the BVI Legislation. However, if we were to determine that our classification has changed, we may request additional information from any shareholder and its beneficial owners to identify whether shares in the Company are held directly or indirectly by “Reportable Persons” (as defined by AEOI). Information in respect of Reportable Persons would be disclosed to the ITA of the BVI. The ITA in turn is required under AEOI and the BVI Legislation to disclose information in respect of Reportable Persons to the foreign fiscal authorities relevant to such Reportable Persons.
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
Passive Foreign Investment Company Rules
We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our 2020 taxable year. However, because the application of the Treasury Regulations is not entirely clear and because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.
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
Foreign Currency Exchange Rate Risk
Foreign Currency Exchange Rate Risk in 2020
We are exposed to foreign currency exchange rate risk primarily in connection with the fluctuation in the value of the local currencies of the countries in which we operate, such as the Brazilian real and the Mexican peso, among others. We generate revenues and cash from our operations in local currencies while a significant portion of our long-term debt is denominated in U.S. dollars. An adverse change in foreign currency exchange rates would therefore affect the generation of cash flow from operations in U.S. dollars, which could negatively impact our ability to pay amounts owed in U.S. dollars. In order to partially mitigate the foreign exchange rate risk related to our long-term debt, we entered into certain derivative instruments. See Note 13 to our consolidated financial statements for more detail. Moreover, our continuing franchise fee payments to McDonald’s pursuant to the MFAs must be translated into and paid in U.S. dollars using the exchange rate of the last business day of the month, payable on the seventh day subsequent to each month-end. As such, in the intervening period we are subject to foreign exchange risk.
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
We are also exposed to foreign exchange risk related to U.S. dollar-denominated intercompany balances held by certain of our operating subsidiaries with our holding companies, and to foreign currency-denominated intercompany balances held by our holding companies with certain operating subsidiaries. Although these intercompany balances are eliminated through consolidation, a fluctuation in exchange rates could have a significant impact on our results through the recognition of foreign currency exchange losses in our consolidated (loss) income statement. To help mitigate some of these foreign currency exchange rate risks, we have entered into certain derivative instruments. See Note 13 to our consolidated financial statements for more details.
A depreciation of 10% in the value of the Brazilian reais against the U.S. dollar would result in a net foreign exchange loss totaling $12.9 million over (i) U.S. dollar-denominated intercompany loans held by our Brazilian subsidiary partially offset by derivatives of $135.5, (ii) the cross-currency interest rate swap used to partially hedge the intercompany loan receivable of Arcos Dorados B.V. denominated in Brazilian reais (R$22.7 million including accrued interest), (iii) the Brazilian reais-denominated intercompany net receivable held by our subsidiaries, Arcos Dorados B.V. and LatAm LLC (R$45 million including accrued interest), (iv) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $2.5 million as of December 31, 2020.
An appreciation of 10% in the value of the European euro against the U.S. dollar would result in a foreign exchange loss of $5 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Martinique of $46.4 million as of December 31, 2020.

An appreciation of 10% in the value of the Costa Rican colones against the U.S. dollar would result in a foreign exchange loss of $4.6 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Costa Rica of $42.3 million as of December 31, 2020.

An appreciation of 10% in the value of the Uruguayan peso against the U.S. dollar would result in a foreign exchange loss of $4.1 million mainly related to the outstanding U.S. dollar-denominated intercompany net receivable held by our subsidiaries in Uruguay of $36.8 million as of December 31, 2020.
A depreciation of 10% in the value of the Peruvian peso against the U.S. dollar would result in a foreign exchange loss of $2.2 million mainly related to the outstanding U.S. dollar-denominated intercompany payable held by our subsidiary in Peru of $24.5 million as of December 31, 2020.
Fluctuations in the value of the other local currencies against the U.S. dollar would not result in material foreign exchange gains or losses as of December 31, 2020 since there are no other significant intercompany balances exposed to foreign exchange risk.
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
Summary of Foreign Currency Exchange Rate Risk in 2019
A depreciation of 10% in the value of the Brazilian real against the U.S. dollar would result in a net foreign exchange loss totaling $4.5 million over (i) the cross-currency interest rate swap used to partially hedge the intercompany loan receivable of Arcos Dorados B.V. denominated in Brazilian reais (R$115 million including accrued interest), (ii) the Brazilian reais-denominated intercompany net receivable held by our subsidiaries, Arcos Dorados B.V. and LatAm LLC (R$46 million including accrued interest), and (iii) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $9.5 million as of December 31, 2019. In addition, since July 1, 2018, when the functional currency of our Argentine subsidiaries was changed to Brazilian reais as result of the highly inflationary environment in Argentina, an appreciation of the Argentine peso against the Brazilian reais would result in a foreign currency exchange loss as a result of remeasuring of our net monetary liability position denominated in Argentine pesos.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.    Material Modifications to Instruments
None.
B.    Material Modifications to Rights
None.
C.    Withdrawal or Substitution of Assets
None.
D.    Change in Trustees or Paying Agents
None.
E.    Use of Proceeds
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
A.     Disclosure Controls and Procedures
As of December 31, 2020, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2020 in ensuring that information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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
Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020, based on the guidelines set forth by the COSO.
Based on this assessment, management believes that, as of December 31, 2020, its internal control over financial reporting was effective based on those criteria.

Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, has audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2020.
C.     Attestation Report of the Registered Public Accounting Firm
Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, has audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2020, as stated in their report which appears below.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ARCOS DORADOS HOLDINGS INC.:

Opinion on Internal Control over Financial Reporting

We have audited Arcos Dorados Holdings Inc.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Arcos Dorados Holdings Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, and the related consolidated statements of (loss) income, comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”) and our report dated March 17, 2021 expressed an unqualified opinion thereon.

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
March 17, 2021

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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table describes the amounts billed to us by the principal accountant, for audit and other services performed in fiscal years 2020 and 2019.

	2020	2019
	(in thousands of U.S. dollars)
Audit fees	$ 2,036	$ 2,670
Audit-related fees	–	21
Tax fees	276	273
All other fees	–	22

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
Audit-Related Fees
Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal years 2020 and 2019 and not reported under the previous category. These services would include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On May 22, 2018, our Board of Directors approved the adoption of a share repurchase program, pursuant to which the Company may repurchase from time to time up to $60 million of issued and outstanding class A shares of the Company (the “Repurchase Program”). The Repurchase Program expired on May 22, 2019. In 2020, the Company did not purchase any class A shares. However, on August 12, 2020, the Company distributed 2,723,614 treasury shares to satisfy a stock dividend distribution.
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

2.3
Description of the Registrant’s Capital Stock, incorporated herein by reference to Exhibit 2.3 to the Company's Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 29, 2020.

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

4.19
Guarantee dated as of April 20, 2012 of Arcos Dourados Comercio de Alimentos S.A. in favor of Bank of America, N.A. in connection with the ISDA Master Agreement and Schedule thereto, each dated as of April 20, 2012, and any confirmations thereunder, incorporated herein by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC on April 26, 2013.

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

4.22*
Continuing Standby Letter of Credit Agreement dated as of May 2, 2011 among Arcos Dorados B.V., as applicant, McDonald’s Latin America, LLC, as beneficiary, and Itaú Unibanco S.A., New York Branch, as lender.

4.23*
Extension dated May 9, 2018 to the Continuing Standby Letter of Credit Agreement dated as of May 2, 2011 among Arcos Dorados B.V., as applicant, McDonald’s Latin America, LLC, as beneficiary, and Itaú Unibanco S.A., New York Branch, as lender.

4.24*	ISDA Master Agreement dated as of September 6, 2013 between Citibank, N.A. and Arcos Dorados Holdings Inc.
4.25*	ISDA Schedule to the 2013 Master Agreement dated as of September 6, 2013 between Citibank, N.A. and Arcos Dorados Holdings Inc.

Exhibit No.	Description
4.26*
Application and Agreement for Irrevocable Standby Letter of Credit Agreement dated as of November 3, 2015 among Arcos Dorados B.V., as applicant, McDonald’s Latin America, LLC, as beneficiary, and JPMorgan Chase Bank, N.A., as lender.

4.27*
Amendment No. 1 dated as of November 5, 2018 to the Application and Agreement for Irrevocable Standby Letter of Credit Agreement dated as of November 3, 2015 among Arcos Dorados B.V., as applicant, McDonald’s Latin America, LLC, as beneficiary, and JPMorgan Chase Bank, N.A., as lender.

4.28*	Credit Agreement dated as of December 11, 2020 among Arcos Dorados Holdings Inc., as borrower, certain subsidiaries of the borrower, as guarantors and JPMorgan Chase Bank, N.A., as lender.
8.1*	List of subsidiaries.
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
Name: Mariano Tannenbaum
Title: Chief Financial Officer

Date: April 29, 2021

Arcos Dorados Holdings Inc.

Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ARCOS DORADOS HOLDINGS INC.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Arcos Dorados Holdings Inc. (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of (loss) income, comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the company´s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 17, 2021, expressed an unqualified opinion thereon.

Adoption of New Accounting Standards
As discussed in note 3 to the consolidated financial statements, the Company changed its method of accounting for leases. The Company adopted Accounting Standard Codification Topic 842, Leases (“ASC 842”), on January 1, 2019.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Impairment of long-lived assets for markets with impairment indicators

Description of the Matter
As of December 31, 2020, the carrying amount of long-lived assets is thousands of $1,618,946, including PPE, Leases right of use assets, net, and intangible assets. As a result of its impairment assessment exercise, the Company recorded a loss of thousands of $6,636, during 2020.

The Company operates in twenty countries in Latin America and the Caribbean with different economic and political circumstances. As explained in note 3 to the consolidated financial statements, management carries out an impairment assessment on long-lived assets annually, or whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable, that includes identifying the existence of impairment indicators at the country level. When impairment indicators are identified for any given country, an estimate of undiscounted future cash flows is prepared by the Company for each individual restaurant located in that country. The estimation of future cash flows requires management to make assumptions about the future business performance and other key inputs that entail significant judgments by management. These estimates can be significantly impacted by many factors, including changes in global and local business and economic conditions, including the effects of the COVID-19 outbreak mentioned in note 1, operating costs, inflation, competition and consumer and demographic trends.

Auditing this area is especially challenging because the process of estimation of undiscounted future cash flows implies the determination of key assumptions that are complex and highly judgmental. The key assumptions used by management in the impairment calculation include country economic indicators projections of sales, margin growth rates, capital expenditures and useful lives of long-lived assets. These key assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested controls of the impairment calculation process. For example, we identified and tested the operating effectiveness of the Company’s controls around the consistency of the estimation model inputs with the accounting records and the evaluation of the key assumptions made by management.

To test management assessment of impairment of long lived assets our audit procedures included, among others, testing the macroeconomic variables used by management, such as inflation rates and GDP growth, assessing the consistency between the estimated cash flows in the model and the business plan approved by management, comparing the remaining life of fixed assets with the accounting records and the clerical accuracy of the computations. Additionally, we evaluated the valuation methods used by management, including the key assumptions used in determining the undiscounted future cash flows of each restaurant. We also involved our valuation specialists to assist in evaluating the methodology and the key assumptions used in the future cash flows estimation by management. We also compared forecasts to business plans and previous forecasts of projected cash flows to actual results to assess management estimation process.

We also assessed the completeness of the related disclosures in note 3 to the consolidated financial statements.
Tax and labor contingencies

Description of the Matter	The Company has operations in Brazil representing 43% of the revenues of the group for the year ended December 31, 2020 and maintains a provision for tax and labor contingencies in that country that represents a 74% of the provision for contingencies balance of the group as of December 31, 2020. As described in note 18, the Company assesses the likelihood of any adverse judgments in labor claims or outcomes on its tax positions, including income tax and other taxes, based on the technical merits of a tax position derived from legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position or labor claim.

Auditing the measurement of tax and labor contingencies related to certain claims and transactions was challenging because their measurement is complex, highly judgmental, and is based on interpretations of tax laws, case-law jurisprudence and requires estimating the future outcome of individual claims.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls around identification of matters, evaluation of tax and labor opinions, and tested management’s review controls over the assumptions made in the estimation of provisions and related disclosures.

To test the labor and tax contingencies provision, our audit procedures included, among others, involving personnel with specialized knowledge to assess the technical merits of the Company’s tax positions; assessing the Company’s correspondence with the relevant tax authorities; evaluating third-party tax opinions obtained by the Company; separately corresponding with certain key external tax and legal advisors of the Company, inspecting the minutes of the meetings of the Audit Committee and Board of Directors; obtaining confirmation letters from the group’s vice president of human resources and the group’s tax director, and evaluating the application of relevant tax law in the Company’s determination of its provision. As part of our evaluation, we have considered historical information to assess the assumptions made by management in relation to the potential outcomes.

We also evaluated the completeness of Company’s disclosures included in note 18 to the consolidated financial statements in relation to these matters.

/s/ Pistrelli, Henry Martin y Asociados S.R.L.

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global
We have served as the Company’s auditor since 2007.

Buenos Aires, Argentina
March 17, 2021

Arcos Dorados Holdings Inc.
Consolidated Statements of (Loss) Income
For the fiscal years ended December 31, 2020, 2019 and 2018
Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2020	2019	2018
Sales by Company-operated restaurants	$1,894,618	$2,812,287	$2,932,609
Revenues from franchised restaurants	89,601	146,790	148,962
Total revenues	1,984,219	2,959,077	3,081,571

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(677,087)	(1,007,584)	(1,030,499)
Payroll and employee benefits	(413,074)	(567,653)	(607,793)
Occupancy and other operating expenses	(624,154)	(799,633)	(803,539)
Royalty fees	(110,957)	(155,388)	(157,886)
Franchised restaurants – occupancy expenses	(43,512)	(61,278)	(67,927)
General and administrative expenses	(171,382)	(212,515)	(229,324)
Other operating (expenses) income, net	(10,807)	4,910	(61,145)
Total operating costs and expenses	(2,050,973)	(2,799,141)	(2,958,113)
Operating (loss) income	(66,754)	159,936	123,458
Net interest expense	(59,068)	(52,079)	(52,868)
(Loss) gain from derivative instruments	(2,297)	439	(565)
Gain from securities	25,676	—	—
Foreign currency exchange results	(31,707)	12,754	14,874
Other non-operating income (expenses), net	2,296	(2,097)	270
(Loss) income before income taxes	(131,854)	118,953	85,169
Income tax expense	(17,532)	(38,837)	(48,136)
Net (loss) income	(149,386)	80,116	37,033
Less: Net income attributable to non-controlling interests	(65)	(220)	(186)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(149,451)	$79,896	$36,847

(Loss) earnings per share information:
Basic net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.73)	$0.39	$0.18
Diluted net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	(0.73)	0.39	0.18

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Comprehensive (Loss) Income
For the fiscal years ended December 31, 2020, 2019 and 2018
Amounts in thousands of US dollars

	2020	2019	2018
Net (loss) income	$(149,386)	$80,116	$37,033

Other comprehensive (loss) income, net of tax:

Foreign currency translation	(76,382)	(12,246)	(63,130)
Post-employment benefits (expenses):
Loss recognized in accumulated other comprehensive loss	(195)	(55)	(418)
Reclassification of net loss to consolidated statement of income	236	864	494
Post-employment benefits (net of deferred income taxes of $70, $42 and $122).	41	809	76
Cash flow hedges:
Net gain (loss) recognized in accumulated other comprehensive loss	54,287	(5,185)	13,888
Reclassification of net (gain) loss to consolidated statement of income	(43,324)	85	(23,887)
Cash flow hedges (net of deferred income taxes of $(2,582), $1,290 and $4,062)	10,963	(5,100)	(9,999)
Total other comprehensive (loss) income	(65,378)	(16,537)	(73,053)
Comprehensive (loss) income	(214,764)	63,579	(36,020)
Less: Comprehensive income attributable to non-controlling interests	(42)	(142)	(52)
Comprehensive (loss) income attributable to Arcos Dorados Holdings Inc.	$(214,806)	$63,437	$(36,072)

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Balance Sheet
As of December 31, 2020 and 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

ASSETS	2020	2019
Current assets
Cash and cash equivalents	$165,989	$121,880
Short-term investment	—	25
Accounts and notes receivable, net	94,249	99,862
Other receivables	19,946	28,174
Inventories	33,601	37,815
Prepaid expenses and other current assets	100,469	117,612
Derivative instruments	702	—
McDonald’s Corporation’s indemnification for contingencies	575	—
Total current assets	415,531	405,368
Non-current assets
Miscellaneous	72,649	95,814
Collateral deposits	2,500	2,500
Property and equipment, net	796,532	960,986
Net intangible assets and goodwill	37,046	43,044
Deferred income taxes	55,567	68,368
Derivative instruments	121,901	57,828
McDonald’s Corporation’s indemnification for contingencies	1,259	1,612
Lease right of use asset, net	790,969	922,165
Total non-current assets	1,878,423	2,152,317
Total assets	$2,293,954	$2,557,685
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$209,535	$259,577
Royalties payable to McDonald’s Corporation	44,779	17,132
Income taxes payable	34,447	61,982
Other taxes payable	56,837	61,823
Accrued payroll and other liabilities	79,218	86,379
Provision for contingencies	2,024	2,035
Interest payable	11,947	9,936
Short-term debt	—	13,296
Current portion of long-term debt	3,129	3,233
Derivative instruments	4,727	9,907
Operating lease liabilities	56,828	70,147
Total current liabilities	503,471	595,447
Non-current liabilities
Accrued payroll and other liabilities	21,884	23,497
Provision for contingencies	24,924	24,123
Long-term debt, excluding current portion	773,445	623,575
Derivative instruments	14,534	3,598
Deferred income taxes	5,067	4,297
Operating lease liabilities	752,613	861,582
Total non-current liabilities	1,592,467	1,540,672
Total liabilities	$2,095,938	$2,136,119
Equity
Class A shares of common stock	$386,603	$383,204
Class B shares of common stock	132,915	132,915
Additional paid-in capital	11,540	13,375
Retained earnings	290,895	471,149
Accumulated other comprehensive loss	(584,860)	(519,505)
Common stock in treasury	(39,547)	(60,000)
Total Arcos Dorados Holdings Inc. shareholders’ equity	197,546	421,138
Non-controlling interests in subsidiaries	470	428
Total equity	198,016	421,566
Total liabilities and equity	$2,293,954	$2,557,685

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2020, 2019 and 2018
Amounts in thousands of US dollars

	2020	2019	2018
Operating activities
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(149,451)	$79,896	$36,847
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	126,853	123,218	105,800
Loss (gain) from derivative instruments	2,297	(439)	565
Amortization and accrual of letter of credit fees and deferred financing costs	3,505	3,190	3,189
Gain of property and equipment sales	(201)	(664)	(2,030)
Deferred income taxes	471	(7,974)	648
Foreign currency exchange results	35,928	(11,656)	(15,388)
Accrued net share-based compensation expense	1,360	4,060	2,638
Impairment of long-lived assets and goodwill	7,721	9,063	19,117
Write-offs of property and equipment	4,501	4,733	4,167
Gain on Sales of restaurants businesses	—	(5,078)	(6,154)
Others, net	(10,234)	(955)	8,896
Changes in assets and liabilities:
Accounts payable	(23,993)	39,434	16,563
Accounts and notes receivable and other receivables	(13,210)	(27,988)	(35,770)
Inventories, prepaid and other assets	(25,032)	(21,802)	(12,074)
Income taxes payable	(5,825)	10,931	12,529
Other taxes payable	13,014	20,891	8,675
Interest payable	—	—	—
Accrued payroll and other liabilities and provision for contingencies	16,755	1,320	27,134
Royalties payable to McDonald’s Corporation	28,981	2,979	4,302
Others	2,526	322	77
Net cash provided by operating activities	15,966	223,481	179,731
Investing activities
Property and equipment expenditures	(86,311)	(265,235)	(197,041)
Purchases of restaurant businesses paid at acquisition date	(3,833)	(2,658)	—
Proceeds from sales of property and equipment and related advances	800	3,340	2,891
Proceeds from sales of restaurant businesses and related advances	—	4,818	10,158
Recovery of short-term investments	—	—	19,588
Other investing activity	638	(1,256)	620
Net cash used in investing activities	(88,706)	(260,991)	(163,784)
Financing activities
Issuance of 2027 Notes	153,375	—	—
Dividend payments to Arcos Dorados Holdings Inc.’ shareholders	(10,220)	(22,425)	(20,937)
Net short-term borrowings	(10,578)	13,159	—
Treasury stock purchases	—	(13,965)	(46,035)
Other financing activities	(6,568)	(6,401)	(6,470)
Net cash provided by used in financing activities	126,009	(29,632)	(73,442)
Effect of exchange rate changes on cash and cash equivalents	(9,160)	(8,260)	(53,714)
Increase (decrease) in cash and cash equivalents	44,109	(75,402)	(111,209)
Cash and cash equivalents at the beginning of the year	121,880	197,282	308,491
Cash and cash equivalents at the end of the year	$165,989	$121,880	$197,282
Supplemental cash flow information:
Cash paid during the year for:
Interest	$57,066	$52,458	$55,400
Income tax	22,502	34,092	32,188
Non-cash investing and financing activities:
Stock dividend payments to Arcos Dorados Holdings Inc.’ Shareholders, at cost	20,453	—	—
Seller financing pending of payment and settlement of franchise receivables related to purchases of restaurant businesses	1,606	905	469

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Changes in Equity
For the fiscal years ended December 31, 2020, 2019 and 2018
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Common Stock in treasury		Total	Non-controlling interests	Total
	Number	Amount	Number	Amount				Number	Amount
Balances at December 31, 2017	131,072,508	376,732	80,000,000	132,915	14,216	401,134	(429,347)	—	—	495,650	492	496,142
Net income for the year	—	—	—	—	—	36,847	—	—	—	36,847	186	37,033
Other comprehensive loss	—	—	—	—	—	—	(72,919)	—	—	(72,919)	(134)	(73,053)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.10 per share)	—	—	—	—	—	(20,937)	—	—	—	(20,937)	—	(20,937)
Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(174)	—	—	—	(174)	—	(174)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	520,565	3,113	—	—	(3,113)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	3,747	—	—	—	—	3,747	—	3,747
Treasury stock purchases	—	—	—	—	—	—	—	(6,360,826)	(46,035)	(46,035)	—	(46,035)
Dividends to non-controlling interests										—	(168)	(168)
Adoption of accounting standard ASC 606 - net of $1,555 of deferred income tax	—	—	—	—	—	(3,796)	—	—	—	(3,796)	—	(3,796)
Balances at December 31, 2018	131,593,073	379,845	80,000,000	132,915	14,850	413,074	(502,266)	(6,360,826)	(46,035)	392,383	376	392,759
Net income for the year	—	—	—	—	—	79,896	—	—	—	79,896	220	80,116
Other comprehensive (loss)	—	—	—	—	—	—	(16,459)	—	—	(16,459)	(78)	(16,537)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.11 per share)	—	—	—	—	—	(22,425)	—	—	—	(22,425)	—	(22,425)
Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(176)	—	—	—	(176)	—	(176)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	470,558	3,359	—	—	(3,359)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan					1,884					1,884		1,884
Treasury stock purchases	—	—	—	—	—	—	—	(1,632,776)	(13,965)	(13,965)	—	(13,965)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(90)	(90)
Adoption of ASU 2017-12	—	—	—	—	—	780	(780)	—	—	—	—	—
Balances at December 31, 2019	132,063,631	383,204	80,000,000	132,915	13,375	471,149	(519,505)	(7,993,602)	(60,000)	421,138	428	421,566
Net loss for the year	—	—	—	—	—	(149,451)	—	—	—	(149,451)	65	(149,386)
Other comprehensive loss	—	—	—	—	—	—	(65,355)	—	—	(65,355)	(23)	(65,378)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.05 per share)	—	—	—	—	—	(10,220)	—	—	—	(10,220)	—	(10,220)
Cash Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(130)	—	—	—	(130)	—	(130)
Stock Dividends to Arcos Dorados Holdings Inc.’s shareholders (75 shares per share)	—	—	—	—	—	(20,453)	—	2,723,614	20,453	—	—	—
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	472,130	3,399	—	—	(3,399)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	1,564	—	—	—	—	1,564	—	1,564
Balances at December 31, 2020	132,535,761	386,603	80,000,000	132,915	11,540	290,895	(584,860)	(5,269,988)	(39,547)	197,546	470	198,016

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.    Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a company limited by shares incorporated and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has through its wholly-owned Company Arcos Dorados Group B.V., a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

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

COVID - 19

On March 11, 2020, a novel virus known as COVID-19 was declared by the World Health Organization’s (WHO) as a pandemic, resulting in federal, state and local governments mandating various restrictions, including travel restrictions, restrictions on public gatherings, stay at home orders and advisories, curfews and quarantining of people who may have been exposed to the virus. In order to comply with these government measures, some of our markets closed all restaurants for a period of time, especially from the end of March through the middle of April 2020. During that period, approximately 50% of our entire restaurant footprint was fully closed. These limitations have significantly disrupted the Company’s business operations with a negative impact on the Company’s financial results, including a decline in revenues as well as cash from operations. However, starting in the middle of April 2020, we began steadily re-opening restaurants and were able to resume operating at least one sales channel, such as drive-thru, delivery and/or take away, in nearly all restaurants, as well as, the vast majority of our dessert centers by December 31, 2020.

In order to mitigate the impact on Company’s business, results of operations, financial conditions and outlook, the Company has implemented several cash preservation measures including, but not limited to, reducing costs and expenses, limiting capital expenditures and renegotiating terms and conditions with lessors and other suppliers of goods and services. The Company expects to continue with cash preservation measures while the environment remains dynamic. In addition, on July 6, 2020, the Company announced the cancellation of the two remaining cash dividend installments to be paid in August and December, 2020 and approved a stock dividend distributed on August, 2020. See note 23 for details. Moreover, McDonald’s granted the Company a deferral of all the royalty payments due related to sales in March, April, May, June and July 2020 until the first half of 2021; a reduction in the advertising and promotion spending requirements from 5% to 4% for the annual period 2020 and the withdrawal of the previously-approved 2020-2022 restaurant opening plan and reinvestment plan, agreeing in place of this obligation a plan for 2021 only. In addition, McDonald’s provided the Company with a growth support which is expected to result in a consolidated royalty effective rate of about 5.3% in 2021.See note 18 for details.

Furthermore, the Company had drawn short-term debt in most of its Territories, from March to September 2020, in order to maintain liquidity. Short-term debt was $136 million, $158.2 million, $11 million and $nil at the end of each quarter

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated
COVID - 19 (continued)

during 2020. On September 11, 2020 the Company announced the issuance of $150 million aggregate principal amount of 2027 Notes. See Note 12 for further information. The proceeds from the aggregate 2027 Notes were used mainly to repay short-term indebtedness. As the cash flow from operations has been stabilized during the second quarter of the year and sequential sales recovery continue quarter by quarter, the Company does not expect significant increases in short-term debt. However, all short-term lines are available if needed. Additionally, in order to extend the maturity profile of the long-term debt, on September 15, 2020 the Company launched an offer to exchange any and all of the 2023 Notes for newly issued 2027 Notes. As a result of this exchange, the Company issued 2027 Notes for an aggregate principal amount of $138,354. See Note 12 for further information.

Additionally, the Company benefited from some government measures enacted in Latin America and the Caribbean to help companies deal with the economic fallout of the COVID-19 pandemic. Government measures include: modification of existing regulations to reduce workdays or tax costs, tax payment deferral and subsidies related to labor costs, among others. All subsidies granted were recognized on a systematic basis over the periods in which the related expenses were recorded, within “payroll and employee benefits” or “General and administrative expenses” in the consolidated statement of income. The Company fulfils all the terms and conditions required by the governments to maintain the benefits granted. Although as of December 31, 2020, some of the government measures continued in force, the Company cannot predict the extent or duration of current or forthcoming programs.

The Company believes in its ability to obtain the sources of liquidity and capital resources that are necessary in this challenging economic environment and also believes that its liquidity and capital resources, including working capital, are adequate for its present requirements and business operations and will be adequate to satisfy its currently anticipated requirements during at least the next twelve months for working capital, capital expenditures and other corporate needs.
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

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan and Argentinian operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheet date exchange rates, and revenues, expenses and cash flow are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. The Company includes foreign

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.    Summary of significant accounting policies (continued)
Foreign currency matters (continued)

currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its statements of (loss) income.

Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, were considered to be highly inflationary, and as such, the financial statements of these subsidiaries are remeasured as if its functional currency was the reporting currency of the immediate parent company (US dollars for Venezuelan operation, Brazilian reais (“BRL”) for Argentinian operation from July 2018 to June 2020 and US dollars since July 2020). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive loss” within shareholders’ equity. In addition, in these territories, there are foreign currency restrictions. Since 2019, in Argentina several measures have been adopted including, among others: (i) limitation to hoarding and consumption in foreign currency for natural persons, (ii) taxes to increase the official exchange rate, (iii) approvals issued by the Central Bank of Argentina to access foreign currency to settle imports of goods or services, principal and interest from financial payables to foreign parties, profits and dividends. See Note 22 for information about foreign currency restrictions in Venezuela.

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

On January 1, 2018, the Company adopted this new accounting standard using modified retrospective method and concluded that the sole source of revenue affected is the initial franchise fee. The Company’s previous accounting policy was to recognize it when a new restaurant opens or at the start of a new franchise term, however, in accordance with the new guidance, the initial franchise services are not distinct from the continuing rights or services offered during the term of the franchise agreement and should be treated as a single performance obligation. As such, initial franchise fees received are deferred over the term of the franchise agreement.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
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

The disclosure of the impact of adoption on the consolidated balance sheet and income statements, as of December 31, 2018 and for the fiscal year ended December 31, 2018, were as follows:

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.    Summary of significant accounting policies (continued)
Accounts and notes receivable and allowance for doubtful accounts

Accounts receivable primarily consist of royalty and rent receivables due from franchisees, debit, credit and delivery vendor receivables. Accounts receivable are initially recorded at fair value and do not bear interest. Notes receivable relates to interest-bearing financing granted to certain franchisees in connection with the acquisition of equipment and third-party suppliers. The Company maintains an allowance for doubtful accounts in an amount that it considers sufficient to cover the expected credit losses. In judging the adequacy of the allowance for doubtful accounts, the Company follows ASC 326 "Financial Instruments - Credit Losses" considering, multiple factors including historical bad debt experience, the aging of the receivables, the current economic environment, remote risks of loss and future economic conditions.

Other receivables

As of December 31, 2020, other receivables primarily consist of related party receivables, value-added tax and other tax receivables, insurance claim receivables, amounting to $10,110. As of December 31, 2019, other receivables primarily consist of insurance claim receivables, value-added tax, other tax receivables and related party receivables, amounting to $17,046.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.    Summary of significant accounting policies (continued)
Intangible assets, net (continued)

A reacquired franchise right is recognized as an intangible asset as part of the business combination in the acquisition of franchised restaurants apart from goodwill with an assigned amortizable life limited to the remaining contractual term (i.e., not including any renewal periods). The value assigned to the reacquired franchise right excludes any amounts recognized as a settlement gain or loss and is limited to the value associated with the remaining contractual term and operating conditions for the acquired restaurants. The reacquired franchise right is measured using a valuation technique that considers restaurant’s cash flows after payment of an at-market royalty rate to the Company. The cash flows are projected for the remaining contractual term, regardless of whether market participants would consider potential contractual renewals in determining its fair value.

Letter of credit fees are amortized on a straight-line basis over the term of the Letter of Credit.

Impairment and disposal of long-lived assets

In accordance with the guidance within ASC 360-10-35, the Company reviews long-lived assets (including property and equipment, intangible assets with definite useful lives and lease right of use asset, net) for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. For purposes of reviewing assets for potential impairment, assets are grouped at a country level for each of the operating markets. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, each restaurant’s cash flows are not largely independent of the cash flows of others in a market. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value considering its highest and best use, as determined by an estimate of discounted future cash flows or its market value.

The Company assessed all markets for impairment indicators during the fourth quarter of 2020, 2019 and 2018. However, as a consequence of the impact that the spread of COVID-19 caused in Company’s operations, during 2020 the Company performed impairment testing of its long-lived assets in some territories in previous quarters; as well as it did during 2018 in Venezuela as a consequence of currency exchange rate changes. As a result of those assessments, the Company concluded that the second step was required to be performed as a component of the impairment testing of its long-lived assets on a per store basis, in: Ecuador, Puerto Rico, Mexico, Peru, Aruba, USVI, Venezuela, Colombia, Trinidad and Tobago, Curacao, Panama and Argentina for the fiscal years ended December 31, 2020; Curacao, Puerto Rico, Mexico, Peru, Aruba, USVI, Venezuela, Colombia and Trinidad and Tobago for the fiscal year ended December 31, 2019 and in Ecuador, Aruba, Puerto Rico, Mexico, Peru, USVI, Venezuela, Colombia and Trinidad and Tobago for the fiscal years ended December 31, 2018.

As a result of the impairment testing the Company recorded the following impairment charges, for the markets indicated below, within Other operating income (expenses), net on the consolidated statements of income:

Fiscal year	Markets	Total
2020	Mexico, Puerto Rico, USVI, Peru, Aruba, Colombia, Venezuela, Ecuador, Panama and Argentina	$6,636
2019	Mexico, Puerto Rico, USVI, Peru, Aruba, Curacao, Colombia and Venezuela	8,790
2018	Mexico, Puerto Rico, USVI, Peru, Colombia, Venezuela and Trinidad and Tobago.	18,950

While the extent and duration of the economic fallout from the COVID-19 pandemic remains unclear, the Company will be monitoring the situation closely.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.    Summary of significant accounting policies (continued)
Goodwill

Goodwill represents the excess of cost over the estimated fair market value of net tangible assets and identifiable intangible assets acquired. In accordance with the guidance within ASC 350 Intangibles-Goodwill and Other, goodwill is stated at cost and reviewed for impairment on an annual basis during the fourth quarter, or when an impairment indicator exists. The impairment test compares the fair value of each reporting unit, generally based on discounted future cash flows, with its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is measured as the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill.

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

As a result of the analyses performed during the fiscal years 2020, 2019 and 2018, the Company recorded the following impairment charges, related to goodwill generated in the acquisition of franchised restaurants, for the markets indicated below within Other operating (expenses) income, net on the consolidated statements of income:

Fiscal year	Markets	Total
2020	Mexico	$1,085
2019	Ecuador	273
2018	Peru	167
Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $60,855, $115,568 and $120,839 in 2020, 2019 and 2018, respectively. Advertising expenses related to franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to franchised operations were $26,486, $43,039 and $43,940 in 2020, 2019 and 2018, respectively.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.    Summary of significant accounting policies (continued)
Accounts payable outsourcing

The Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. This service allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. Independent of the Company, the financial institutions also allow suppliers to sell their receivables to the financial institutions in an arrangement separately negotiated by the supplier and the financial institution. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. All of the Company’s obligations, including amounts due, remain to the Company’s suppliers as stated in the supplier agreements. As of December 31, 2020 and 2019, $13,354 and $8,896, respectively, of the Company’s total accounts payable are available for this purpose and have been sold by suppliers to participating financial institutions.

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

Comprehensive (loss) income

Comprehensive (loss) income includes net income as currently reported under generally accepted accounting principles and also includes the impact of other events and circumstances from non-owner sources which are recorded as a separate component of shareholders’ equity. The Company reports foreign currency translation losses and gains, unrealized results on cash flow hedges as well as unrecognized post-retirement benefits as components of comprehensive (loss) income.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.    Summary of significant accounting policies (continued)
Sales of property and equipment and restaurant businesses

The Company recognizes the sale of property and equipment when: (a) the profit is determinable, that is, the collectability of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (b) the earnings process is virtually complete, that is, the Company is not obliged to perform significant activities after the sale to earn the profit. The sale of restaurant businesses, related to the refranchising of company-operated restaurants, is recognized when the Company transfers substantially all of the risks and rewards of ownership.

In order to determine the gain or loss on the disposal, the goodwill associated with the sold of property and equipment and restaurant business, if any, is considered within the carrying value. The amount of goodwill to be included in that carrying amount is based on the relative fair value of the item to be disposed and the portion of the reporting unit that will be retained.

During fiscal years 2020, 2019 and 2018, the Company recorded results from sales of property and equipment and restaurant businesses, amounting to $201, $6,415 and $8,184, respectively, included within “Other operating (expenses) income, net”.

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), which modifies lease accounting for lessees to increase transparency and comparability by recording a right-of-use asset and lease liability on their balance sheet for operating leases. Entities need to disclose qualitative and quantitative information about their leases, including characteristics and amounts recognized in the financial statements. This standard was effective for annual periods beginning after December 15, 2018, including interim periods.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
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

The standard did not have a significant impact on the Company’s consolidated statements of income and cash flows, except for the exchange results related to lease liabilities denominated in other currencies than its functional one. The disclosure of the impact of adoption on the consolidated balance sheet and income statement, as of December 31, 2019 and for the fiscal year ended in December 31, 2019, were as follows:

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

In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities.” ASU 2017-12 expanded components of fair value hedging, specifies the recognition and presentation of the effects of hedging instruments, and eliminates the separate measurement and presentation of hedge ineffectiveness. The Company adopted the new standard during this year and applied the presentation and disclosure guidance on a prospective basis. The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments–Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", which modifies the measurement and recognition of expected credit losses on financial assets. The Company adopted this guidance effective January 1, 2020, prospectively. The adoption of the new standard did not have a material impact on the Company’s consolidated financial statements. The Company will continue to actively monitor the impact of the COVID-19 pandemic on expected losses.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
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
i.The right to own and operate, directly or indirectly, franchised restaurants in each territory;
ii.The right and license to grant sub franchises in each territory;
iii.The right to adopt and use, and to grant the right and license to sub franchisees to adopt and use, the system in each territory;
iv.The right to advertise to the public that it is a franchisee of McDonald’s;
v.The right and license to grant sub franchises and sublicenses of each of the foregoing rights and licenses to each MF subsidiary.

The Company is required to pay to McDonald’s Corporation continuing franchise fees (Royalty fees) on a monthly basis. The amount to be paid during the first 10 years of the MFAs was equal to 5% of the US dollar equivalent of the gross product sales of each of the franchised restaurants. This percentage increased to 6% for the subsequent 5-year period and will increase to 7% during the last 5-year period of the agreement. Payment of monthly royalties is due on the seventh business day of the next calendar month. As a consequence of the negative impacts of the spread of COVID-19 on the Company’s operations, McDonald’s granted the Company a deferral of all the royalty payments due related to sales in March, April, May and July 2020 until the first half of 2021.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.    Acquisition of businesses (continued)
Other acquisitions

During fiscal years 2020, 2019 and 2018, the Company acquired certain franchised restaurants in certain territories. Presented below is supplemental information about these acquisitions:

Purchases of restaurant businesses:	2020	2019	2018
Property and equipment	$16,756	$1,471	$413
Identifiable intangible assets	4,922	1,347	56
Goodwill	1,224	1,589	—
Assumed debt	—	(77)	—
Gain on purchase of franchised restaurants	(1,708)	(767)	—
Purchase price	21,194	3,563	469
Seller financing	(1,000)	—	—
Settlement of franchise receivables	(16,361)	(905)	(469)
Net cash paid at acquisition date	$3,833	$2,658	$—

Since the acquisition of the McDonald’s business in Latin America and the Caribbean, Puerto Rican franchisees had filed some lawsuits against McDonald’s Corporation and certain subsidiaries purchased by the Company. On December 28, 2019 and March 31, 2020, the Company reached confidential settlement agreements with these franchisees, finalizing all controversies and disputes among the parties. As a consequence of the agreements, during January and May 2020, the Company acquired all the restaurants pertaining to the Puerto Rican franchisees, increasing its property and equipment in $14,290.

5.    Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year end:

	2020	2019
Receivables from franchisees	$45,427	$63,618
Debit and credit card receivables	38,388	43,741
Meal voucher receivables	4,857	13,017
Notes receivable	6,163	1,928
Allowance for doubtful accounts	(586)	(22,442)
	$94,249	$99,862

6.    Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year end:

	2020	2019
Prepaid taxes	$48,781	$73,932
Prepaid expenses	30,175	24,266
Promotion items and related advances	20,701	19,092
Others	812	322
	$100,469	$117,612

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated
7.    Miscellaneous

Miscellaneous consist of the following at year end:

	2020	2019
Judicial deposits	$36,943	$46,148
Tax credits	10,365	21,067
Prepaid property and equipment	5,967	7,770
Notes receivable	4,484	5,876
Rent deposits	2,991	3,196
Others	11,899	11,757
	$72,649	$95,814

8.    Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2020	2019
Land	$134,148	$146,517
Buildings and leasehold improvements	657,652	710,046
Equipment	734,995	784,181
Total cost	1,526,795	1,640,744
Total accumulated depreciation	(730,263)	(679,758)
	$796,532	$960,986
 Total depreciation expense for fiscal years 2020, 2019 and 2018 amounted to $115,031, $111,638 and $94,490, respectively.

9.    Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

	2020	2019
Net intangible assets (i)
Computer software cost	$69,999	$75,224
Initial franchise fees	14,223	16,146
Reacquired franchised rights	16,884	13,296
Letter of credit fees	940	940
Others	1,000	1,000
Total cost	103,046	106,606
Total accumulated amortization	(71,601)	(70,345)
Subtotal	31,445	36,261

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.    Net intangible assets and goodwill (continued)

Goodwill (ii)	2020	2019
Brazil	3,196	4,124
Argentina	1,276	1,585
Chile	1,047	988
Colombia	82	86
Subtotal	5,601	6,783
	$37,046	$43,044

(i)Total amortization expense for fiscal years 2020, 2019 and 2018 amounted to $11,822, $11,580 and $11,310, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows: $12,581 for 2021, $8,017 for 2022; $2,714 for 2023; $1,768 for 2024; $1,739 for 2025; and thereafter $4,626.
(ii)Related to the acquisition of franchised restaurants (Brazil, Argentina, Chile and Colombia) and non-controlling interests in Chile.

10.    Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following at year end:

	2020	2019
Current:
Accrued payroll	$59,772	$77,087
Accrued expenses	14,993	6,586
Other liabilities	4,453	2,706
	$79,218	$86,379
Non-current:
Phantom RSU award liability	$2,730	$2,102
Deferred revenues - Initial franchise fee	4,612	5,802
Deferred income	6,075	6,392
Security deposits	5,976	6,836
Other liabilities	2,491	2,365
	$21,884	$23,497
11. Short-term debt

Short-term debt consists of the following:

	2020	2019
Short-term bank loans (i)	—	10,794
Revolving Credit Facility (ii)	—	2,500
Bank overdrafts	—	2
	$—	$13,296

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.    Short-term debt (continued)

(i)Short-term bank loans

As of December 31, 2019, comprised two loans. In Brazil, granted by Banco Bradesco S.A, amounting to $7,454, which matured in February 2020 and the interest rate was the Interbank Market reference interest rate (known in Brazil as “CDI” Certificados de Depósitos Interbancários) plus 0.67% per year. In Argentina, granted by Banco de la Ciudad de Buenos Aires, amounting to $3,340 which matured in January 2020 and the interest rate was 54% per year. Brazilian and Argentinian loans were renewed during 2020 and cancelled in September 2020 and October 2020, respectively.

(ii)Revolving credit facility

On December 11, 2020, the Company renewed its committed revolving credit facility with JPMorgan Chase Bank, N.A (JPMorgan), for up to $25 million maturing on December 11, 2021. This revolving credit facility will permit the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Principal is due upon maturity. However, prepayments are permitted without premium or penalty. Each loan made under this agreement will bear interest annually at LIBOR plus 3% that will be payable on the date of any prepayment or at maturity.

The obligations of the Company under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. The revolving credit facility includes customary covenants including, among others, restrictions on the ability of the Company, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws. In addition, the Company is required, among others, to: maintain unrestricted cash, cash equivalents and/or marketable securities in a minimum aggregate amount equal to $50 million.; and (ii) comply, as of the last day of each quarter during the agreement, with a consolidated net indebtedness (including interest payable) to EBITDA ratio lower than:

As of December 31, 2020	9.5
As of March 31, 2021	15.25
As of June 30, 2021	5.25
As of September 30, 2021	4.25

As of December 31, 2020, the Company’s net indebtedness (including interest payable) to EBITDA ratio was 7.62 and thus it is currently in compliance with the ratio requirement.

The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

No amounts are due at the date of issuance of these consolidated financial statements in connection with this revolving credit facility. As of December 31, 2019, there was $2.5 million related to a previous committed revolving credit facility between ADBV and Bank of America that was not renewed after its maturity.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated
12. Long-term debt

Long-term debt consists of the following at year-end:

	2020	2019
2027 Notes	$553,354	$265,000
2023 Notes	216,593	348,069
Finance lease obligations	5,941	5,419
Other long-term borrowings	10,199	13,284
Subtotal	786,087	631,772
Discount on 2023 Notes	(1,147)	(2,504)
Discount on 2027 Notes	(7,358)	—
Premium on 2023 Notes	427	937
Premium on 2027 Notes	3,206	—
Deferred financing costs	(4,641)	(3,397)
Total	776,574	626,808
Current portion of long-term debt	3,129	3,233
Long-term debt, excluding current portion	$773,445	$623,575

2027 and 2023 Notes

The following table presents additional information related to the 2027 and 2023 Notes (the "Notes"):

			Principal as of December 31,
	Annual interest rate	Currency	2020	2019	Maturity
2027 Notes	5.875%	USD	$553,354	$265,000	April 4, 2027
2023 Notes	6.625%	USD	216,593	348,069	September 27, 2023

	Interest Expense (i)			DFC Amortization (i)			Amortization of Premium/Discount, net (i)
	2020	2019	2018	2020	2019	2018	2020	2019	2018
2027 Notes	$20,269	$15,569	$15,569	$402	$299	$299	$133	$—	$—
2023 Notes	20,882	23,060	23,060	294	323	323	371	402	397
(i)These charges are included within "Net interest expense" in the consolidated statements of income.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
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

Furthermore, on March 16, 2017, the Company launched a second cash tender offer to purchase $80,000 of its outstanding 2023 Notes, at a redemption price equal to 104%, which expired on April 12, 2017. The holders who tendered their 2023 Notes prior to March 29, 2017, received a redemption price equal to 107%. As a consequence of this transaction, the Company redeemed 11.6% of the outstanding principal. The total payment was $48,885 (including $3,187 of early tender payment) plus accrued and unpaid interest. The results related to the second cash tender offer and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of income.

On September 15, 2020 the Company launched an offer to exchange any and all of 2023 Notes for an additional issuance of 2027 Notes that expired on October 13, 2020 (the “expiration date”). The purpose of the exchange offer was to extend the maturity profile of the Company’s long-term debt. The settlement date was on October 15, 2020. Eligible holders who validly tendered their 2023 Notes for exchange prior to September 28, 2020 (the “early participation date”), received $1,055 (expressed as whole number) of 2027 Notes per $1,000 (expressed as whole number) of 2023 Notes at the settlement date. Eligible holders who validly tendered their 2023 Notes for exchange after the early participation date, but on or prior to the expiration date received $1,005 (expressed as whole number) of 2027 Notes per $1,000 (expressed as whole number) of 2023 Notes at the settlement date. In addition, any fractional portion of the 2027 Notes less than $1,000 (expressed as whole number) and accrued and unpaid interest were paid in cash.

As of September 28, 2020, the early participation date, the Company accepted to exchange $126,801 of 2023 Notes, representing 36.43% of the outstanding principal amount of the 2023 Notes. In addition, on October 13, 2020, the Company accepted to exchange $4,675, representing 1.34% of the outstanding principal amount of 2023 Notes. On October 15, 2020, the Company issued $133,668 of 2027 Notes, paid $107.1 for fractional portion and $180.1 for accrued and unpaid interest related to the early participation and $4,686 of 2027 Notes, paid $12.4 for fractional portion and $7.1 for unpaid interest related to the exchange after the early participation date.

On April 2017, the Company issued senior notes for an aggregate principal amount of $265 million, which are due in 2027 (the “2027 Notes”). The proceeds from this issuance of the 2027 Notes were used to repay the Secured Loan Agreement, unwind the related derivative instruments, pay the principal and premium on the 2023 Notes (in connection with the aforementioned second tender offer) and for general purposes. In addition, on September 11, 2020, the Company issued additional 2027 Notes for an aggregate principal amount of $150 million at a price of 102.250%. The proceeds from the second issuance were used mainly to repay short-term indebtedness. Periodic payments of principal are not required, and interest is paid semi-annually commencing on October 4, 2017. The Company incurred $3,001 of financing costs related to the first issuance of 2027 Notes and $2,000 related to the second issuance, which were capitalized as DFC and are being amortized over the life of the notes.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
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

The 2023 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Other required disclosure

At December 31, 2020, future payments related to the Company’s long-term debt are as follows:

	Principal	Interest	Total
2021	$3,129	$47,999	$51,128
2022	4,126	47,796	51,922
2023	219,204	47,527	266,731
2024	2,204	32,949	35,153
2025	553	32,832	33,385
Thereafter	556,871	50,632	607,503
Total payments	786,087	259,735	1,045,822
Interest	—	(259,735)	(259,735)
Discount on 2023 Notes	(1,147)	—	(1,147)
Discount on 2027 Notes	(7,358)	—	(7,358)
Premium on 2023 Notes	427	—	427
Premium on 2027 Notes	3,206	—	3,206
Deferred financing cost	(4,641)	—	(4,641)
Long-term debt	$776,574	$—	$776,574

13.    Derivative instruments

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2020 and 2019:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.    Derivative instruments (continued)

		Assets			Liabilities
Type of Derivative	Balance Sheets Location	2020	2019	Balance Sheets Location	2020	2019
Derivatives designated as hedging instruments
Cash Flow hedge
Forward contracts	Other receivables	$—	$259	Accrued payroll and other liabilities	$(1,264)	$(532)
Cross-currency interest rate swap	Derivative instruments	86,534	37,219	Derivative instruments	(6,194)	(8,179)
Call spread	Derivative instruments	21,858	20,609	Derivative instruments	—	—
Coupon-only swap	Derivative instruments	3,591	—	Derivative instruments	—	(5,326)
Subtotal		111,983	58,087		(7,458)	(14,037)
Derivatives not designated as hedging instruments
Forward contracts	Other receivables	—	20	Accrued payroll and other liabilities	—	—
Call spread	Derivative instruments	3,798	—	Derivative instruments	—	—
Coupon-only swap	Derivative instruments	202	—	Derivative instruments	(5,017)	—
Call Spread + Coupon-only swap	Derivative instruments	6,620	—	Derivative instruments	(8,050)	—
Subtotal		10,620	20		(13,067)	—
Total derivative instruments		$122,603	$58,107		$(20,525)	$(14,037)

Derivatives designated as hedging instruments

Cash flow hedge

Forward contracts

    The Company has entered into various forward contracts in a few territories to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges results in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of December 31, 2020, the Company had forward contracts outstanding with a notional amount of $20,276 that mature during 2021.

The Company made net collections totaling $1,757, $711 and $75 during fiscal years 2020, 2019 and 2018, respectively, as a result of the net settlements of these derivatives.

Cross-currency interest rate swap

The Company entered into four cross-currency interest rate swap agreements to hedge all the variability of the principal and interest collections of its BRL intercompany loan receivables with ADBV. The agreements were signed during November 2013 (amended in February 2017), June and July 2017 and October 2020. The following table presents information related to the terms of the agreements:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.    Derivative instruments (continued)
Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Cross-currency interest rate swap (continued)

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Amount	Interest rate	Currency	Amount	Interest rate
JP Morgan Chase Bank, N.A.	BRL	108,000	13%	$	35,400	4.38%	March 31/ September 30	September 2023
JP Morgan Chase Bank, N.A.	BRL	98,670	13%	$	30,000	6.02%	March 31/ September 30	September 2023
Citibank N.A.	BRL	94,200	13%	$	30,000	6.29%	March 31/ September 30	September 2023
Citibank N.A.	BRL	112,738	13%	$	20,049	8.08%	March 31/ September 30	September 2023

During April 2017, the Company’s Brazilian subsidiary entered into similar agreements in order to hedge all the variability in a portion (50%) of the principal and interest payable of certain intercompany loan payables nominated in US dollar.

The following table presents information related to the terms of the agreements:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Amount	Interest rate	Currency	Amount	Interest rate
BAML (i)	BRL	156,250	13.64%	$	50,000	6.91%	March 31/ September 30	April 2027
Banco Santander S.A.	BRL	155,500	13.77%	$	50,000	6.91%	June 30/ December 31	September 2023

(i)Bank of America Merrill Lynch Banco Múltiplo S.A.

The Company paid $4,031, $8,692 and $10,671 of net interest during the fiscal years ended December 31, 2020, 2019 and 2018, respectively.

Call spread

During April 2017, the Company’s Brazilian subsidiary entered into two call spread agreements in order to hedge all variability in a portion (50%) of the principal of certain intercompany loan payables nominated in US dollar. Call spread agreements consist of a combination of two call options: the Company bought an option to buy US dollar at a strike price equal to the BRL exchange rate at the date of the agreements, and wrote an option to buy US dollar at a higher strike price than the previous one. Both pair of options have the same notional amount and are based on the same underlying with the same maturity date.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.    Derivative instruments (continued)
Derivatives designated as hedging instruments (continued)
Cash flow hedge (continued)

Call spread (continued)

The following table presents information related to the terms of the agreements:

Bank	Nominal Amount		Strike price		Maturity
	Currency	Amount	Call option written	Call option bought
Citibank S.A.	$	50,000	4.49	3.11	September 2023
JP Morgan S.A.	$	50,000	5.20	3.13	April 2027

Coupon-only swap

During April 2017, the Company’s Brazilian subsidiary entered into two coupon-only swap agreements in order to hedge all the variability in a portion (50%) in the interest payable related to the intercompany loan aforementioned.

The following table presents information related to the terms of the agreements:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Amount	Interest rate	Currency	Amount	Interest rate
Citibank S.A.	BRL	155,500	11.08%	$	50,000	6.91%	June 30/ December 31	September 2023
JP Morgan S.A.	BRL	156,250	11.18%	$	50,000	6.91%	March 31/ September 30	April 2027

The Company paid $197, $2,036 and $2,900 of net interest during the fiscal years ended December 31, 2020, 2019 and 2018, respectively, related to these agreements.

Additional disclosures

The following table present the pretax amounts affecting income and other comprehensive income for the fiscal years ended December 31, 2020, 2019 and 2018 for each type of derivative relationship:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.    Derivative instruments (continued)
Derivatives designated as hedging instruments (continued)
Cash flow hedge (continued)

Additional disclosures (continued)

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative			(Gain) Loss Reclassified from Accumulated OCI into (loss) income (i)
	2020	2019	2018	2020	2019	2018
Forward contracts	$904	$(10)	$731	$(1,895)	$(711)	$(75)
Cross-currency interest rate swaps	55,124	(8,506)	11,279	(37,376)	2,056	(18,888)
Call Spread	6,758	4,377	4,034	(18,153)	(3,561)	(15,421)
Coupon-only swap	8,604	(1,889)	1,864	(421)	1,860	2,415
Total	$71,390	$(6,028)	$17,908	$(57,845)	$(356)	$(31,969)

(i)The results recognized in income related to forward contracts were recorded as an adjustment to food and paper. The net gain (loss) recognized in income, related to cross-currency interest rate swaps is presented as follows:

Adjustment to:	2020	2019	2018
Foreign currency exchange results	$40,353	$6,346	$28,588
Net interest expense	(2,977)	(8,402)	(9,700)
Total	$37,376	$(2,056)	$18,888

The results recognized in income related to call spread agreements and coupon-only swap agreements were recorded as an adjustment to foreign currency exchange and interest expense, respectively.

Derivatives not designated as hedging instruments

In October 2020, the Company’s Brazilian subsidiary enters into certain derivatives that are not designated as hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately in earnings, within "Gain (loss) from derivative instruments". These agreements are:

–A call spread with JPMorgan. It consists of a combination of two call options likewise the ones previously mention. This agreement matures in April 2027.

The following table presents information related to the terms of the agreements:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.    Derivative instruments (continued)
Derivatives not designated as hedging instruments (continued)

Nominal Amount		Strike price
Currency	Amount	Call option written	Call option bought
$	30,000	8.20	5.62

–A coupon-only swap with JP Morgan that matures in April 2027.

The following table presents information related to the terms of the agreements:

Payable			Receivable			Interest payment dates
Currency	Amount	Interest rate (i)	Currency	Amount	Interest rate
BRL	168,690	CDI plus 2.42%	$	30,000	5.46%	April 30/ October 31

(i) “CDI” Certificados de Depósitos Interbancários

–A combination of call spread + coupon only swap into one agreement with Itaú Unibanco S.A, that matures in April 2027.
The following tables present information related to the terms of the agreements:

Nominal Amount		Strike price
Currency	Amount	Call option written	Call option bought
$	50,000	8.20	5.62

Payable			Receivable			Interest payment dates
Currency	Amount	Interest rate (i)	Currency	Amount	Interest rate
BRL	281,150	CDI plus 2.47%	$	50,000	5.46%	April 30/ October 31

(i) “CDI” Certificados de Depósitos Interbancários

In addition, during the fiscal years ended December 31, 2020, 2019 and 2018, the Company entered into certain forward contracts that generated net (payments) and collections for $(39), $787 and ($81).

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
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

    The right-of-use assets and lease liabilities are recognized using the present value of the remaining future minimum lease payments discounted by the Company’s incremental borrowing rate. The Company has elected not to separate non-lease components from lease components in its lessee portfolio. For most locations, the Company is obliged for the related occupancy costs, such as maintenance.

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

In order to mitigate the negative impact of COVID-19 on its financial results, the Company has been renegotiating terms and conditions with several lessors. The Company decided not to evaluate whether the potential concessions provided by the lessors are lease modifications under ASU No. 2016-02, Leases (Topic 842) according to the interpretive guidance issued by the FASB staff in April 2020.

At December 31, 2020, maturities of lease liabilities under existing operating leases are:

	Restaurant	Other	Total (i)
2021	$122,497	$5,705	$128,202
2022	117,025	4,221	121,246
2023	112,715	3,199	115,914
2024	109,398	2,747	112,145
2025	104,984	2,601	107,585
Thereafter	822,563	7,667	830,230
Total lease payments	$1,389,182	$26,140	$1,415,322
Lease discount			(605,881)
Operating lease liability			$809,441

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.    Leases (continued)

(i)The Company has certain leases subject to index adjustments. As part of the adoption of ASC 842, the Company used the effective index rate at transition date in its disclosure and calculation of the lease liability. However, for leases entered into after January 1, 2019, the inflation index rate will be used to calculate the lease liability only when a lease modification occurs.

The Company maintains a few finance leases agreements, previously classified as capital leases. As of December 31, 2020 and 2019 the obligation amounts to $5,941 and $5,419 respectively, included within "Long-term debt" in the Consolidated Balance Sheet.

The following table is a summary of the Company´s components of lease cost for fiscal years 2020, 2019 and 2018:

Lease Expense	Statements of Income Location	2020	2019	2018
Operating lease expense - Minimum rentals:
Company-operated restaurants	Occupancy and other operating expenses	$(69,151)	$(104,236)	$(105,358)
Franchised restaurants	Franchised restaurants - occupancy expenses	(23,510)	(34,727)	(30,970)
General and administrative	General and administrative expenses	(7,062)	(7,614)	(7,610)
Subtotal		(99,723)	(146,577)	(143,938)
Variable lease expense - Contingent rentals based on sales:
Company-operated restaurants	Occupancy and other operating expenses	(26,153)	(29,562)	(33,921)
Franchised restaurants	Franchised restaurants - occupancy expenses	(13,248)	(12,878)	(14,595)
Subtotal		(39,401)	(42,440)	(48,516)
Total lease expense		$(139,124)	$(189,017)	$(192,454)

Other information	2020
Weighted-average remaining lease term (years)
Operating leases	8
Weighted-average discount rate
Operating leases	6.6%

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.    Franchise arrangements (continued)
At December 31, 2020 and 2019, net property and equipment under franchise arrangements totaled $92,354 and $123,832, respectively (including land for $24,661 and $32,373, respectively).

Revenues from franchised restaurants for fiscal years 2020, 2019 and 2018 consisted of:

	2020	2019	2018
Rent (i)	$89,123	$145,860	$148,094
Initial fees (ii) (iii)	203	287	195
Royalty fees (iv)	275	643	673
Total	$89,601	$146,790	$148,962

(i)Includes rental income of own buildings and subleases. As of December 31, 2020 and 2019 the subleases rental income amounted to $74,723 and $114,459, respectively.
(ii)Presented net of initial fees owed to McDonald’s Corporation for $493, $1,456 and $1,323 in 2020, 2019 and 2018, respectively.
(iii)On January 1, 2018, the Company adopted ASC 606 “Revenue Recognition - Revenue from Contracts with Customers”. As such, initial franchise fees received are deferred over the term of the franchise agreement. See Note 3 Revenue Recognition, for details.
(iv)Presented net of royalties fees owed to McDonald’s Corporation for $36,554, $57,709 and $57,733 in 2020, 2019 and 2018, respectively. As a consequence of the negative impacts of the spread of COVID-19 in the operations, McDonald’s granted a deferral of all the royalties payments due to sales in March, April, May, June and July 2020 until the first half of 2021.

At December 31, 2020, future minimum rent payments due to the Company under existing franchised agreements are:

	Owned sites	Leased sites	Total
2021	$3,312	$47,661	$50,973
2022	2,648	42,458	45,106
2023	2,413	36,985	39,398
2024	2,321	31,915	34,236
2025	2,315	28,547	30,862
Thereafter	9,754	135,349	145,103
Total	$22,763	$322,915	$345,678

16.    Income taxes

The Company’s operations are conducted by its foreign subsidiaries in Latin America and the Caribbean. The foreign subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such foreign countries.

Statutory tax rates in the countries in which the Company operates for fiscal years 2020, 2019 and 2018 were as follows:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.    Income taxes (continued)

	2020	2019	2018
Puerto Rico	18.5%	18.5%	20.0%
Curacao	22.0%	22.0%	22.0%
USVI	22.5%	22.5%	22.5%
Aruba, Panama, Uruguay and Netherlands	25.0%	25.0%	25.0%
Ecuador	25.0%	25.0%	28.0%
Chile	27.0%	27.0%	27.0%
Martinique, French Guyana and Guadeloupe	28.0%	31.0%	33.3%
Peru	29.5%	29.5%	29.5%
Trinidad and Tobago	30.0%	25.0%	25.0%
Argentina Costa Rica and México	30.0%	30.0%	30.0%
Colombia	32.0%	33.0%	37.0%
Brazil and Venezuela	34.0%	34.0%	34.0%

Income tax expense for fiscal years 2020, 2019 and 2018 consisted of the following:

	2020	2019	2018
Current income tax expense	$17,061	$46,811	$47,488
Deferred income tax expense	471	(7,974)	648
Income tax expense	$17,532	$38,837	$48,136

    Income tax expense for fiscal years 2020, 2019 and 2018, differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax income (loss) as a result of the following:

	2020	2019	2018
Pre-tax (loss) income	$(131,854)	$118,953	$85,169
Weighted-average statutory income tax rate (i)	22.9%	36.6%	42.7%
Income tax (benefit) expense at weighted-average statutory tax rate on pre-tax income (loss)	(30,226)	43,488	36,354
Permanent differences:
Change in valuation allowance (ii)	2,958	(24,864)	(24,307)
Expiration and changes in tax loss carryforwards (iii)	13,820	17,799	18,599
Venezuelan remeasurement and inflationary impacts (iv)	1,682	1,743	16,857
Non-taxable income and non-deductible expenses	12,092	7,545	10,085
Tax benefits	(1,701)	(9,667)	(11,403)
Income taxes withholdings on intercompany transactions (v)	6,515	5,005	7,723
Differences including exchange rate, inflation adjustment and filing differences	6,684	(5,291)	(2,574)
Alternative Taxes	2,054	658	(1,283)
Others (vi)	3,654	2,421	(1,915)
Income tax expense	$17,532	$38,837	$48,136

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.    Income taxes (continued)
(i)Weighted-average statutory income tax rate is calculated based on the aggregated amount of the income before taxes by country multiplied by the prevailing statutory income tax rate, divided by the consolidated income before taxes.
(ii)Comprises net changes in valuation allowances for the year, mainly related to net operating losses.
(iii)Expiration of loss tax carryforwards are mainly generated by Caribbean division.
(iv)Comprises changes in valuation allowance during 2020, 2019 and 2018 for $43,249, $983 and $(304), respectively.
(v)Comprises income tax withheld on the payment of interest on intercompany loans.
(vi)Mainly comprises income tax effects over intercompany transactions which are eliminated for consolidation purposes.

The tax effects of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities as of December 31, 2020 and 2019 are presented below:

	2020	2019
Tax loss carryforwards (i)	$186,781	$144,759
Purchase price allocation adjustment	12,247	15,158
Property and equipment, tax inflation	31,080	36,690
Other accrued payroll and other liabilities	29,622	33,065
Share-based compensation	1,719	2,062
Provision for contingencies, bad debts and obsolescence	4,621	2,534
Other deferred tax assets (ii)	75,121	56,927
Other deferred tax liabilities (iii)	(47,593)	(32,280)
Property and equipment - difference in depreciation rates	(7,902)	(418)
Valuation allowance (iv)	(235,196)	(194,426)
Net deferred tax asset	$50,500	$64,071

(i)As of December 31, 2020, the Company and its subsidiaries has accumulated net operating losses amounting to $656,119. The Company has net operating losses amounting to $145,127, expiring between 2021 and 2025. In addition, the Company has net operating losses amounting to $317,650 expiring after 2025 and net operating losses amounting to $193,342 that do not expire. Changes in tax loss carryforwards for the year relate to the creation of NOLs, mainly in Venezuela.
(ii)Other deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes (accounting base) and the amounts used for income tax purposes (tax base). For the fiscal year ended December 31, 2020, this item includes: difference in depreciation of leases (related to differences between ASC842 and local tax regulation) for $51,772 in Brazil and provision for regular expenses for $10,098 in Brazil, Colombia and Argentina. For the Fiscal year ended December 31, 2019 this item includes difference in depreciation of leases in Brazil for $30,524, provision for regular expenses for $10,376, in Brazil, Mexico and Colombia and bad debt reserve in Puerto Rico for $4,218.
(iii)Primarily related to leases contracts (related to differences between ASC842 and local tax regulation).
(iv)In assessing the realization of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The total amount of $50,500 for the year ended December 31, 2020, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $55,567 and $5,067, respectively.

The total amount of $64,071 for the year ended December 31, 2019, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $68,368 and $4,297, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.    Income taxes (continued)
Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences, comprise undistributed earnings considered permanently invested in subsidiaries amounted to $187,215 at December 31, 2020. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

As of December 31, 2020, and 2019, the Company has not identified unrecognized tax benefits that would favorably affect the effective tax rate if resolved in the Company’s favor.

The Company account for uncertain tax positions by determining the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. This determination requires the use of significant judgment in evaluating the tax positions and assessing the timing and amounts of deductible and taxable items. The Company is regularly under audit in multiple tax jurisdictions and is currently under examination in several jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2014.

As of December 31, 2020, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $169 million, related to assessments for the fiscal years 2009 to 2015. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

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

17.    Share-based compensation

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering 2011.

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering, which are totally vested. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years from 2011 to 2019 (from 2015 to 2019 only restricted share units). From 2011 to 2018, both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. The 2019 award vested on May 10, 2020. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested. The exercise right for the stock options is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the seventh anniversary of the grant date. The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.    Share-based compensation (continued)
2011 Equity Incentive Plan (continued)
On June 28, 2016, 1,117,380 stock options were converted to a liability award maintaining the original conditions of the 2011 Plan. There were not incremental compensation costs resulting from the modification. The employees affected by this modification were 104. The accrued liability was remeasured on a monthly basis until settlement. This liability award plan expired on May 2020.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense related to this award in the amount of $1,564, $1,884 and $3,661 during fiscal years 2020, 2019 and 2018, respectively. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

The Company recognized $(244), $(422) and $(175) of related income tax expense during fiscal years 2020, 2019 and 2018, respectively.

Stock Options

The following table summarizes the activity of stock options during fiscal years 2020, 2019 and 2018:

	Units	Weighted-average strike price	Weighted-average grant-date fair value
Outstanding at December 31, 2017	634,489	14.28	4.28
Expired (i)	(143,416)	21.20	5.89
Outstanding at December 31, 2018	491,073	12.26	3.81
Expired (i)	(216,633)	14.35	5.13
Outstanding at December 31, 2019	274,440	10.62	2.77
Expired (i)	(97,672)	14.31	4.19
Outstanding at December 31, 2020	176,768	8.58	1.98
Exercisable at December 31, 2020	176,768	8.58	1.98

(i)As of December 31, 2020, 2019 and 2018, additional paid-in capital included $409, $1,111 and $844, respectively, related to expired stock options.

The following table provides a summary of outstanding stock options at December 31, 2020:

Vested (i)
Number of units outstanding	176,768
Weighted-average grant-date fair market value per unit	1.98
Total grant-date fair value	350
Weighted-average accumulated percentage of service	100%
Stock-based compensation recognized in Additional paid-in capital	350

(i)Related to exercisable awards.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.    Share-based compensation (continued)
Restricted Share Units

The following table summarizes the activity of restricted share units during fiscal years 2020, 2019 and 2018:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2017	1,736,845	6.65
2018 annual grant	520,393	8.50
Partial vesting	(534,589)	6.01
Forfeitures	(117,600)	7.24
Outstanding at December 31, 2018	1,605,049	7.41
2019 annual grant	35,000	8.00
Partial vesting of 2014 grant	(38,222)	8.58
Partial vesting of 2015 grant	(115,634)	6.33
Partial vesting of 2016 grant	(134,501)	4.70
Partial vesting of 2017 grant	(174,232)	9.20
Forfeitures	(239,621)	7.74
Outstanding at December 31, 2019	937,839	7.50
Partial vesting of 2015 grant	(101,928)	6.33
Partial vesting of 2016 grant	(114,045)	4.70
Partial vesting of 2017 grant	(67,606)	9.20
Partial vesting of 2018 grant	(163,695)	8.50
Vesting of 2019 grant	(35,000)	8.00
Forfeitures	(4,367)	7.75
Outstanding at December 31, 2020	451,198	7.80
Exercisable at December 31, 2020	—	—

The total fair value of restricted share units vested during 2020, 2019 and 2018 was $3,475, $3,295 and $3,214, respectively. As of December 31, 2020 the Company issued 472,130 Class A shares. Therefore, accumulated recorded compensation expense totaling $3,399 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance. As of December 31, 2020, there were 10,392, 3,032 and $2,775 Class A shares, amounting to $76, $19 and $17, pending of issuance in connection with the partial vestings 2020, 2019 and 2018, respectively.

The following table provides a summary of outstanding restricted share units at December 31, 2020:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.    Share-based compensation (continued)
Restricted Share Units (continued)

Number of units outstanding (i)	451,198
Weighted-average grant-date fair market value per unit	7.80
Total grant-date fair value	3,519
Weighted-average accumulated percentage of service	80.44%
Stock-based compensation recognized in Additional paid-in capital	2,831
Compensation expense not yet recognized (ii)	688

(i)Related to awards that will vest between fiscal years 2021 and 2023.
(ii)Expected to be recognized in a weighted-average period of 0.7 years.

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

The award has two types of grant. Phantom RSU type one has 465,202 units which vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years. Phantom RSU type two has 1,207,455 units which vest 100% at the fifth anniversary from the date of grant. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested. The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The grant-date stock price of both types of grants was $6.78. On December 2020, the Company implemented a new Phantom RSU type two with 65,440 units at a price of $4.89 that vest 100% at May 2021.

The total compensation cost as of December 31, 2020 and 2019, amounts to $1,232 and $2,102 respectively, which has been recorded under “General and administrative expenses” within the consolidated statement of income. The accrued liability is remeasured at the end of each reporting period until settlement.

The following table summarizes the activity under the plan as of December 31, 2020:

Units
Outstanding at December 31, 2019	1661820
Grant 2020	65,440
Partial vesting of 2019 Grant	(5,162)
Forfeitures	(31,614)
Outstanding at December 31, 2020	1,690,484
Exercisable at December 31, 2020	—

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.    Share-based compensation (continued)
Phantom RSU Award (continued)

Total Non-vested (i)
Number of units outstanding	1,690,484
Current share price	5.03
Total fair value of the plan	8,503
Weighted-average accumulated percentage of service	39.00%
Accrued liability (ii)	3,316
Compensation expense not yet recognized (iii)	5,187
(i)Related to awards that will vest between May 2021 and May 2024.
(ii)Presented within “Accrued payroll and other liabilities” in the Company’s current and non current liabilities balance sheet.
(iii)Expected to be recognized in a weighted-average period of 2.93 years.

18.    Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened;
(ii)to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, during the first 10 years, substantially consistent with market. This percentage increases to 6% and 7% for the subsequent two 5-year periods of the agreement. Nevertheless, on occasions McDonald’s provides support in royalties in order to encourage the Company´s growth plan;
(iii)to commit to funding a specified Strategic Marketing Plan; that includes the expenditure of 5% of the Company gross sales on Advertising and Promotion activities.
(iv)to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and
(v)to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

As a consequence of the negative impacts of the spread of COVID-19 on the Company’s operations, during 2020, McDonald’s granted the Company a deferral of all the royalty payments due related to sales in March, April, May, June and July 2020 until the first half of 2021; a reduction in the advertising and promotion spending requirements from 5% to 4% for the annual period 2020 and the withdrawal of the previously-approved 2020-2022 restaurant opening plan and reinvestment plan, agreeing in place of this obligation a plan for 2021 only. In addition, McDonald’s provided the Company with a growth support which is expected to result in a consolidated royalty effective rate of about 5.3% in 2021.

For the three-month periods ended from March 31, 2020 to December 31, 2020, the Company was not in compliance with the ratio requirements mentioned in point (v) above. The ratios for the period mentioned, were as follows:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.    Commitments and contingencies (continued)
Commitments (continued)

	Fixed Charge Coverage Ratio	Leverage Ratio
March 31, 2020	1.74	4.15
June 30, 2020	1.35	5.37
September 30, 2020	1.15	6.31
December 31, 2020	0.96	7.71

However, McDonald’s Corporation granted the Company limited waivers from June 30, 2020 through and including December 31, 2021, during which time the Company is not required to comply with the financial ratios set forth in the MFA. After December 31, 2021, if the Company remains non-compliant with the financial requirements and is unable to obtain an extension of the waiver or to comply with the original commitments under the MFA, it could be in material breach. A breach of the MFA would give McDonald’s Corporation certain rights, including the ability to acquire all or portions of the business. Notwithstanding the foregoing, the Company does not expect any material adverse effect to its business, results of operations, financial condition or cash flows as a result of this situation.

In addition, ADBV maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letters of credit were issued by Credit Suisse amounting to $45 million, Itaú Unibanco S.A. (Itaú) amounting to $15 million and JPMorgan amounting to $20 million. They can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements. The letters of credit contain a limited number of customary affirmative and negative covenants, including a maximum indebtedness to EBITDA ratio of 4.0 for Credit Suisse and Itaú letters and 4.5 for JPMorgan letter. As of December 31, 2020, ADBV was not in compliance with these ratios. However, ADBV received waivers from each of its lenders under these letters of credit if any event of default occurs for compliance with the applicable ratios. If ADBV is unable to comply with the conditions of the waivers or to obtain further waivers for future non-compliance with any terms of the letters of credit and its lenders terminate the letters of credit, we would be in breach of our obligations under the MFAs, if ADBV cannot replace the instrument or use cash as collateral.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At December 31, 2020 and 2019, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $26,948 and $26,158, respectively, presented as follow: $2,024 and $2,035 as a current liability and $24,924 and $24,123 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.    Commitments and contingencies (continued)
Provision for contingencies (continued)

Description	Balance at beginning of period	Accruals, net	Settlements	Reclassifications and increase of judicial deposits	Translation	Balance at end of period
Year ended December 31, 2020:
Tax contingencies in Brazil (i)	$10,595	$2,040	$—	$435	$(2,408)	$10,662
Labor contingencies in Brazil (ii)	16,839	12,087	(10,499)	—	(3,913)	14,514
Other (iii)	11,404	1,203	(1,421)	—	(1,279)	9,907
Subtotal	38,838	15,330	(11,920)	435	(7,600)	35,083
Judicial deposits (iv)	(12,680)	—	—	1,626	2,919	(8,135)
Provision for contingencies	$26,158	$15,330	$(11,920)	$2,061	$(4,681)	$26,948

Year ended December 31, 2019:
Tax contingencies in Brazil (i)	$9,497	$1,455	$—	$—	$(357)	$10,595
Labor contingencies in Brazil (ii)	21,108	12,916	(16,068)	—	(1,117)	16,839
Other (iii)	11,462	3,070	(1,700)	—	(1,428)	11,404
Subtotal	42,067	17,441	(17,768)	—	(2,902)	38,838
Judicial deposits (iv)	(13,558)	—	—	354	524	(12,680)
Provision for contingencies	$28,509	$17,441	$(17,768)	$354	$(2,378)	$26,158

Year ended December 31, 2018:
Tax contingencies in Brazil (i)	$9,324	$1,805	$—	$—	$(1,632)	$9,497
Labor contingencies in Brazil (ii)	21,061	20,785	(17,718)	—	(3,020)	21,108
Other (iii)	15,646	1,405	(1,984)	—	(3,605)	11,462
Subtotal	46,031	23,995	(19,702)	—	(8,257)	42,067
Judicial deposits (iv)	(18,075)	—	—	1,843	2,674	(13,558)
Provision for contingencies	$27,956	$23,995	$(19,702)	$1,843	$(5,583)	$28,509

(i)In 2020, 2019 and 2018, it includes mainly CIDE.
(ii)It primarily relates to dismissals in the normal course of business.
(iii)It relates to tax and labor contingencies in other countries and civil contingencies in all the countries.
(iv)It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil.

As of December 31, 2020, there are certain matters related to the interpretation of tax, labor and civil laws for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $226 million and $249 million.

During previous years, there was a lawsuit filed by several Puerto Rican franchisees against McDonald’s Corporation and certain subsidiaries purchased by the Company during the acquisition of the LatAm business (“the Puerto Rican franchisees lawsuit”). The claim sought declaratory judgment and damages in the aggregate amount of $66.7 million plus plaintiffs’ attorney fees. During the years the lawsuit was in force, the Company believed that the probability of loss was remote. On December 28, 2019 and March 31, 2020, the Company reached confidential settlement agreements with Puerto Rican franchisees finalizing all controversies and disputes among the parties. All corresponding judicial documentation was filed to end the proceedings and the case was successfully dismissed by the Court, finalizing all controversies and disputes among the parties.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.    Commitments and contingencies (continued)
Provision for contingencies (continued)

Additionally, during 2014, another franchisee filed a complaint (“the related Puerto Rican franchisee lawsuit”) against the Company and McDonald’s USA, LLC (a wholly owned subsidiary of McDonald’s Corporation), asserting a very similar claim to the one filed in the Puerto Rican franchisees lawsuit. The claim sought declaratory judgment and damages in the amount of $30 million plus plaintiffs’ attorney fees. During December 2019, the franchisee reached a Confidential Settlement Agreement with the Company finalizing all controversies and disputes among them.

Furthermore, the Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by the Company’s franchisees that met periodically to coordinate the development of promotional and marketing campaigns (an association that at the time of the claim was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit), filed a third party complaint and counterclaim (“the PROA claim”) against the Company and other third party defendants, in the amount of $31 million. During the years the lawsuit was in force, the Company believed that the probability of loss was remote. On December 28, 2019 and March 31, 2020 the Company reached confidential settlement agreements with Puerto Rican franchisees, sole members of PROA, finalizing all controversies and disputes among the parties. All corresponding judicial documentation was filed to end this proceeding and the case was successfully dismissed by the Court.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claim. At December 31, 2020, the provision for contingencies includes $1,259 ($1,612 at December 31, 2019), related to this claim. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
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

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 and 2019:

	Quoted Prices in Active Markets For Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Balance as of December 31,	Balance as of December 31,
	2020	2019	2020	2019	2020	2019	2020	2019
Assets
Cash equivalents	$106,856	$49,038	$—	$—	$—	$—	$106,856	$49,038
Short-term Investments	—	25	—	—	—	—	—	25
Derivatives	—	—	122,603	58,107	—	—	122,603	58,107
Total Assets	$106,856	$49,063	$122,603	$58,107	$—	$—	$229,459	$107,170
Liabilities
Derivatives	$—	—	20,525	$14,037	$—	$—	20,525	14,037
Total Liabilities	$—	$—	$20,525	$14,037	$—	$—	$20,525	$14,037

The derivative contracts were valued using various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves, option volatilities and currency rates that were observable for substantially the full term of the derivative contracts.

Certain financial assets and liabilities not measured at fair value

At December 31, 2020, the fair value of the Company’s long-term debt was estimated at $832,753, compared to a carrying amount of $788,521. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices, and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

19.    Disclosures about fair value of financial instruments (continued)

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At December 31, 2020, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets and goodwill. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

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

All the Company’s operations are concentrated in Latin America and the Caribbean. As a result, the Company’s financial condition and results of operations depend, to a significant extent, on macroeconomic and political conditions prevailing in the region. See Note 22 for additional information pertaining to the Company’s Venezuelan operations. In addition, during 2020 the Company was affected by the spread of COVID-19 along the region. See Note 1 for additional information.

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

The following table presents information about profit or loss and assets for each reportable segment:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.    Segment and geographic information (continued)

	For the fiscal years ended December 31,
	2020	2019	2018
Revenues:
Brazil	$862,748	$1,385,566	$1,345,453
Caribbean division	381,090	399,251	483,743
NOLAD	311,887	431,266	406,848
SLAD	428,494	742,994	845,527
Total revenues	$1,984,219	$2,959,077	$3,081,571

Adjusted EBITDA:
Brazil	$76,155	$227,844	$218,391
Caribbean division	28,847	24,955	(8,281)
NOLAD	10,207	39,027	32,313
SLAD	3,272	63,120	73,670
Total reportable segments	118,481	354,946	316,093
Corporate and others (i)	(50,370)	(63,171)	(58,096)
Total adjusted EBITDA	$68,111	$291,775	$257,997

	For the fiscal years ended December 31,
	2020	2019	2018
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$68,111	$291,775	$257,997

(Less) Plus items excluded from computation that affect operating (loss) income:
Depreciation and amortization	(126,853)	(123,218)	(105,800)
Gains from sale or insurance recovery of property and equipment	4,210	5,175	4,973
Write-offs of property and equipment	(4,501)	(4,733)	(4,167)
Impairment of long-lived assets	(6,636)	(8,790)	(18,950)
Impairment of goodwill	(1,085)	(273)	(167)
Reorganization and optimization plan expenses	—	—	(11,003)
2008 Long-Term Incentive Plan incremental compensation from modification	—	—	575
Operating (loss) income	(66,754)	159,936	123,458
(Less) Plus:
Net interest expense	(59,068)	(52,079)	(52,868)
(Loss) gain from derivative instruments	(2,297)	439	(565)
Gain from securities	25,676	—	—
Foreign currency exchange results	(31,707)	12,754	14,874
Other non-operating income (expenses), net	2,296	(2,097)	270
Income tax expense	(17,532)	(38,837)	(48,136)
Net income attributable to non-controlling interests	(65)	(220)	(186)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(149,451)	$79,896	$36,847

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.    Segment and geographic information (continued)

	For the fiscal years ended December 31,
	2020	2019	2018
Depreciation and amortization:
Brazil	$59,466	$63,467	$52,632
Caribbean division	20,742	18,481	22,835
NOLAD	22,200	21,422	20,829
SLAD	20,329	20,713	19,293
Total reportable segments	122,737	124,083	115,589
Corporate and others (i)	5,288	4,894	5,696
Purchase price allocation (ii)	(1,172)	(5,759)	(15,485)
Total depreciation and amortization	$126,853	$123,218	$105,800

Property and equipment expenditures:
Brazil	$39,127	$146,322	$100,926
Caribbean division	9,582	15,934	18,640
NOLAD	9,627	32,662	24,145
SLAD	27,975	70,280	53,300
Others	—	37	30
Total property and equipment expenditures	$86,311	$265,235	$197,041

	As of December 31,
	2020	2019
Total assets:
Brazil	$1,102,009	$1,328,984
Caribbean division	420,481	429,170
NOLAD	412,045	458,235
SLAD	372,974	389,976
Total reportable segments	2,307,509	2,606,365
Corporate and others (i)	95,802	67,195
Purchase price allocation (ii)	(109,357)	(115,875)
Total assets	$2,293,954	$2,557,685

(i)Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of December 31,2020 and 2019, corporate assets primarily include corporate derivatives, cash and cash equivalents and lease right of use.
(ii)Relates to the purchase price allocation adjustment made at corporate level, which reduces the accounting value of our long-lived assets (excluding Lease right of use) and goodwill and the corresponding depreciation and amortization. As of December 31,2020 and 2019 primarily related with the reduction of goodwill.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.    Segment and geographic information (continued)
Long-lived assets consisting of property and equipment totaled $796,532 and $960,986 at December 31, 2020 and 2019, respectively. All of the Company’s long-lived assets are related to foreign operations.

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
Since February 2013, the Venezuelan government has announced several changes in the currency exchange regulations, including different mechanisms to access foreign currency. During 2018, the applicable system was DICOM that operated through an auction mechanism. The Company had access to DICOM at an exchange rate greater than the one published by the governmental authorities. Considering that under ASC 830, foreign currency transactions are required to be remeasured at the applicable rate at which a particular transaction could be settled, each time the Company accessed to DICOM at an exchange rate greater than the one published, this rate was considered for remeasurements purposes. Moreover, during 2019, the Central Bank of Venezuela permitted financial institution to participate as intermediaries in foreign currency operations.

On August 20, 2018, the Government announced the removal of five zeros from the Venezuelan currency and renamed it as “Sovereign Bolivar” (VES). In addition, the new currency devaluated from 2.48 to 59.93 VES per US dollar. Since that moment, the Sovereign Bolivar has been depreciating its value against US dollar.
The consequence of several reassessment of the exchange rate used for remeasurement purposes, the Company recognized negative impacts within the Consolidated Statement of Income, mainly related to the write down of certain inventories due to the impact on their net recoverable value, impairment of long-lived assets and foreign currency exchange results. The following table summarizes the impacts during fiscal years 2020, 2019 and 2018:

	2020	2019	2018
Write down of inventories (i)	$(1,625)	$(4,468)	$(61,007)
Impairment of long-lived assets (i)	(904)	(2,123)	(12,089)
Foreign currency exchange income (loss) (ii)	27	(583)	5,061

(i)Presented within Other operating income (expenses), net.
(ii)Presented within Foreign currency exchange results.

Revenues and operating (loss) income of the Venezuelan operations were $4,494 and $(7,712), respectively, for fiscal year 2020; $10,184 and $(8,240), respectively, for fiscal year 2019; and $78,859 and $(52,054), respectively, for fiscal year 2018.

As of December 31, 2020, the Company did not have a material monetary position, which would be subject to remeasurement in the event of further changes in the exchange rate. In addition, Venezuela’s non-monetary assets were $10.1 million (mainly fixed assets).

In addition to exchange controls, the Venezuelan market is subject to price controls. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. However, the Company was able to increase prices during the fiscal year ended December 31, 2020.
The Company’s Venezuelan operations, continue to be impacted by the country’s macroeconomic volatility, including the ongoing highly inflationary environment. Additionally, the operations would be further affected by more

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

22.    Venezuelan operations (continued)
stringent controls on foreign currency exchange, pricing, payments, profits or imports; the continued migration or the high levels of unemployment. The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.

23.    Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Issued and outstanding capital

At December 31, 2017, the Company had 211,072,508 shares issued and outstanding with no par value, consisting of 131,072,508 class A shares and 80,000,000 class B shares.

During fiscal years 2020, 2019 and 2018, the Company issued 472,130, 470,558 and 520,565 Class A shares, respectively, in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan.

On May 22, 2018, the Board of Directors approved the adoption of a share repurchase program, pursuant to which the Company may repurchase from time to time, along one year, up to $60,000 of issued and outstanding Class A shares of no par value of the Company.

As of February 15, 2019, the Company purchased 7,993,602 shares amounting to $60,000 and the program concluded. The shares reacquired were recorded at cost within “Common stock in treasury” in the Consolidated Statement of Changes in Equity.

On August 12, 2020, the Company used 2,723,614 of treasury shares to satisfy a stock dividend distribution.

As of December 31, 2020, 2019 and 2018 the Company had 207,265,773; 204,070,029 and 205,232,247 outstanding shares, consisting of 127,265,773; 124,070,029 and 125,232,247 Class A shares, respectively, and 80,000,000 for Class B shares for each year.

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

On March 3, 2020, the Company approved a cash dividend distribution to all Class A and Class B shareholders of $0.11 per share, to be paid in three installments, as follows: $0.05 per share on April 10, 2020, $0.03 per share on August 13, 2020 and $0.03 per share on December 10, 2020. On July 6, 2020, the Company cancelled the two remaining cash dividend payments of $0.03 cents per share each, scheduled for August 13 and December 10, 2020. As of December 31, 2020 the cash dividend paid was $10,204.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

23.    Shareholders’ equity (continued)

Distribution of dividends (continued)

On July 6, 2020, the Company approved a stock dividend to all Class A and Class B shareholders to be distributed on August 12, 2020. The Company distributed a dividend of one share for every seventy-five shares held by its shareholders and paid cash in lieu of fractional shares. Therefore, the Company distributed 2,723,614 repurchased shares, and paid cash $16 for fractional shares.

Accumulated other comprehensive income (loss)

The following table sets forth information with respect to the components of “Accumulated other comprehensive income (loss)” as of December 31, 2020 and their related activity during the three-years in the period then ended:

	Foreign currency translation	Cash flow hedges	Post-employment benefits (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2017	$(436,281)	$8,359	$(1,425)	$(429,347)
Other comprehensive (loss) income before reclassifications	(62,996)	13,888	(418)	(49,526)
Net (income) loss reclassified from accumulated other comprehensive loss to consolidated statement of income	—	(23,887)	494	(23,393)
Net current-period other comprehensive (loss) income	(62,996)	(9,999)	76	(72,919)
Balances at December 31, 2018	(499,277)	(1,640)	(1,349)	(502,266)
Other comprehensive (loss) income before reclassifications	(12,168)	(5,185)	(55)	(17,408)
Net (income) loss reclassified from accumulated other comprehensive income to consolidated statement of income	—	85	864	949
Adoption of ASU 2017-12	—	(780)	—	(780)
Net current-period other comprehensive (loss) income	(12,168)	(5,880)	809	(17,239)
Balances at December 31, 2019	(511,445)	(7,520)	(540)	(519,505)
Other comprehensive loss before reclassifications	(76,359)	54,287	(195)	(22,267)
Net loss reclassified from accumulated other comprehensive loss to consolidated statement income	—	(43,324)	236	(43,088)
Net current-period other comprehensive (loss) income	(76,359)	10,963	41	(65,355)
Balances at December 31, 2020	$(587,804)	$3,443	$(499)	$(584,860)

(i)Mainly related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. The Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
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

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all years presented:

	For the fiscal years ended December 31,
	2020	2019	2018
Net (loss) income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$(149,451)	$79,896	$36,847
Weighted-average number of common shares outstanding - Basic	205,417,516	204,003,977	209,136,832
Incremental shares from assumed exercise of stock options (i)	—	—	—
Incremental shares from vesting of restricted share units	287,965	664,375	983,634
Weighted-average number of common shares outstanding - Diluted	205,705,481	204,668,352	210,120,466

Basic net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.73)	$0.39	$0.18
Diluted net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.73)	$0.39	$0.18

(i)Options to purchase shares of common stock were outstanding during fiscal years 2020, 2019 and 2018. See Note 17 for details. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

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

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of December 31, 2020 and 2019:

	As of December 31,
	2020	2019
Accounts and notes receivable, net	$272	$177
Other receivables	2,392	2,201
Miscellaneous	3,665	3,719
Accounts payable	(6,378)	(8,747)

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

25.    Related party transactions (continued)
The following table summarizes the transactions between the Company and the Axionlog Business for the fiscal years ended December 31, 2020, 2019 and 2018:

	Fiscal years ended December 31,
	2020	2019	2018
Food and paper (i)	$(124,416)	$(188,276)	$(177,356)
Occupancy and other operating expenses	(3,667)	(7,252)	(5,322)

(i)Includes $24,303 of distribution fees and $100,114 of suppliers purchases managed through the Axionlog Business for the fiscal year ended December 31, 2020; $38,658 and $149,618, respectively, for the fiscal year ended December 31, 2019; and $41,633 and $135,723, respectively, for the fiscal year ended December 31, 2018.

As of December 31, 2020 and 2019, the Company had other receivables totaling $1,761 and $2,325, respectively, and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $(508) and nil, respectively.

26.    Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X in regards to valuation and qualifying accounts for each of the periods presented:

Description	Balance at beginning of period	Additions (i)	Deductions (ii)	Translation	Balance at end of period
Year ended December 31, 2020:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$23,076	$937	$(22,929)	$(141)	$943
Valuation allowance on deferred tax assets	194,426	65,077	(18,870)	(5,437)	235,196
Reported as liabilities:
Provision for contingencies	26,158	17,391	(11,920)	(4,681)	26,948
Total	$243,660	$83,405	$(53,719)	$(10,259)	$263,087
Year ended December 31, 2019:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$25,539	$8,524	$(10,892)	$(95)	$23,076
Valuation allowance on deferred tax assets	219,920	2,375	(26,252)	(1,617)	194,426
Reported as liabilities:
Provision for contingencies	28,509	17,795	(17,768)	(2,378)	26,158
Total	$273,968	$28,694	$(54,912)	$(4,090)	$243,660
Year ended December 31, 2018:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$21,467	$6,064	$(1,860)	$(132)	$25,539
Valuation allowance on deferred tax assets	271,651	13,107	(37,718)	(27,120)	219,920
Reported as liabilities:
Provision for contingencies	27,956	25,838	(19,702)	(5,583)	28,509
Total	$321,074	$45,009	$(59,280)	$(32,835)	$273,968

(i)Additions in valuation allowance on deferred tax assets are charged to income tax expense.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial
As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

26.    Valuation and qualifying accounts (continued)

Additions in provision for contingencies are explained as follows:

Fiscal years 2020, 2019 and 2018 – Relate to the accrual of $15,330, $17,441 and $23,995, respectively, and a reclassification of $2,061 and $354, during fiscal years 2020 and 2019, respectively. See Note 18 for details.

(ii)Deductions in valuation allowance on deferred tax assets are charged to income tax expense.

Deductions in provision for contingencies are explained as follows:

Corresponds to the settlements amounting to $11,920; $17,768 and $19,702 during fiscal years 2020, 2019 and 2018, respectively. as discussed in Note 18.

Deductions in allowance for doubtful accounts during fiscal years 2020 and 2019 mainly relate to reductions in the accrual and the write-off of some receivables from franchisees in Puerto Rico as a consequence of the confidential settlement agreements reached in December 2020 and March 2021 with Puerto Rican franchisees. For details see note 18.

(iii)Presented in the consolidated balance sheet as follow: $585 and $22,442 at December 31, 2020 and 2019, respectively, within Accounts and notes receivable, net and $358 and $634 at December 31, 2020 and 2019, respectively, within Other receivables.