Form 20-F
period 2021-12-31
Arcos Dorados Holdings Inc.
filed 2022-04-29
CIK 1508478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Class A shares: 130,478,322
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
Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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
Definitions
In this annual report, unless the context otherwise requires, all references to “Arcos Dorados,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Arcos Dorados Holdings Inc., together with its subsidiaries. All references to “systemwide” refer only to the system of McDonald’s-branded restaurants operated by us or our sub-franchisees in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to as the “Territories,” and do not refer to the system of McDonald’s-branded restaurants operated by McDonald’s Corporation, its affiliates or its franchisees (other than us).
We own our McDonald’s franchise rights pursuant to a Master Franchise Agreement for all of the Territories, except Brazil, which we refer to as the “MFA,” and a separate, but substantially identical, Master Franchise Agreement for Brazil, which we refer to as the “Brazilian MFA.” We refer to the MFA and the Brazilian MFA, as amended or otherwise modified to date, collectively as the “MFAs.” We commenced operations on August 3, 2007, as a result of our purchase of McDonald’s operations and real estate in the Territories (except for Trinidad and Tobago), which we refer to collectively as the “McDonald’s LatAm” business, and the acquisition of McDonald’s franchise rights pursuant to the MFAs, which together with the purchase of the McDonald’s LatAm business, we refer to as the “Acquisition.”
Financial Statements
We prepare our financial statements in accordance with accounting principles and standards generally accepted in the United States, or U.S. GAAP, and elect to report in U.S. dollars.
The financial information contained in this annual report includes our consolidated financial statements at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member Firm of Ernst & Young Global, as stated in their report included elsewhere in this annual report.
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
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2021,” relate to our fiscal year ended on December 31 of that calendar year.
Operating Data
Effective October 1, 2021, the Company made certain changes in its internal management structure in order to gain operational agility. As a result, the Company also reorganized its operations from four geographic divisions to three geographic divisions, as follows: (i) Brazil, (ii) the North Latin American division, or “NOLAD,” consisting of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana and the U.S. Virgin Islands of St. Croix and St. Thomas, and (iii) the South Latin American division, or “SLAD,” consisting of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao. For more information see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Segment Presentation.”

We operate McDonald’s-branded restaurants under two different operating formats: those directly operated by us, or “Company-operated” restaurants, and those operated by sub-franchisees, or “franchised” restaurants. All references to “restaurants” are to our freestanding, food court, in-store and mall store restaurants and do not refer to our McCafé locations or Dessert Centers. Systemwide data represents measures for both our Company-operated restaurants and our franchised restaurants.
We are the majority stakeholder in two joint ventures with third parties that collectively own 15 restaurants in Argentina and Chile. We consider these restaurants to be Company-operated restaurants. We also have granted developmental licenses to 8 restaurants. Developmental licensees own or lease the land and buildings on which their restaurants are located and pay a franchise fee to us in addition to the continuing franchise fee due to McDonald’s. We consider these restaurants to be franchised restaurants. Additionally, in November 2021, a joint venture was formed with a Mexican sub-franchisee in which the Company is a minority stakeholder. We consider these restaurants to be franchised restaurants. The Company’s joint ventures in Argentina, Chile and Mexico operate as a joint venture under the traditional definition used within the McDonald’s system for such business arrangements. For purposes of this annual report, a joint venture is an entity that operates certain restaurants in the Company’s territory in which the Company is a stakeholder together with a third party. This third party is always a sub-franchisee of the Company. Although the Company exercises significant influence over the entity’s operating and financial policies, the third party is responsible for the day-to-day operation of the entity’s restaurants. Restaurants operated by entities in which the Company has a majority stake are considered to be Company-operated; whereas, entities in which the Company holds a minority stake are considered to be franchised.
Market Share and Other Information
Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission, or the “SEC,” website) and industry publications, including the United Nations Economic Commission for Latin America and the Caribbean and the CIA World Factbook. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this annual report, have not been independently verified. However, we believe such data is accurate and agree that we are responsible for the accurate extraction of such information from such sources and its correct reproduction in this annual report.
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
v

FORWARD-LOOKING STATEMENTS
This annual report contains statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “aim,” “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.
Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified in “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:
•effects of private or government measures and the COVID-19 pandemic that could negatively affect the global economy and our markets’ economy and business;

•changes in our liquidity or the availability of lines of credit and other sources of financing;

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
•changes in consumer tastes and preferences, including changes resulting from concerns over nutritional or safety aspects of beef, poultry, french fries or other foods or the effects of health pandemics or food-borne illnesses, such as COVID-19, bovine spongiform encephalopathy disease and avian influenza or “bird flu,” climate change, and changes in spending patterns and demographic trends, such as the extent to which consumers eat meals away from home;
•the availability, location and lease terms for restaurant development;
•our sub-franchisees, including their business and financial viability and the timely payment of our sub-franchisees’ obligations due to us and to McDonald’s;
•our ability to comply with the requirements of the MFAs, including McDonald’s standards;
•our decision to own and operate restaurants or to operate under franchise agreements;
•the availability of qualified restaurant personnel for us and for our sub-franchisees, and the ability to retain such personnel;
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
•material changes in tax legislation;
•climate change manifesting as physical or transition risks;

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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
A.    Offer Statistics
Not applicable.
B.    Method and Expected Timetable
Not applicable.

ITEM 3. KEY INFORMATION
A.    Selected Financial Data
The selected balance sheet data as of December 31, 2021 and 2020 and the income statement data for the years ended December 31, 2021, 2020 and 2019 of Arcos Dorados Holdings Inc. are derived from the consolidated financial statements included elsewhere in this annual report, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global.
Prior to October 1, 2021, our operating segments had been comprised of four geographic regions of operation: (i) Brazil (ii) the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela (iii) the North Latin American division, or “NOLAD,” consisting of Costa Rica, Mexico and Panama and (iv) the South Latin American division, or “SLAD,” consisting of Argentina, Chile, Ecuador, Peru and Uruguay.
Effective October 1, 2021, the Company made certain changes in its internal management structure in order to gain operational agility. As a result, the Company also reorganized its operations from four geographic divisions to three geographic divisions, as follows: (i) Brazil (ii) NOLAD, which now consists of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana and the U.S. Virgin Islands of St. Croix and St. Thomas and (iii) SLAD, which now consists of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao. In accordance with ASC 280 Segment Reporting, the Company began providing information with the revised structure of geographic divisions in the annual period ended December 31, 2021 and has restated its comparative segment information as of and for the years ended December 31, 2020 and 2019 based on the structure prevailing since October 1, 2021.
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

	For the Years Ended December 31,
	2021	2020	2019
	(in thousands of U.S. dollars, except for per share data)
Income (Loss) Statement Data:
Sales by Company-operated restaurants	$2,543,907	$1,894,618	$2,812,287
Revenues from franchised restaurants	116,034	89,601	146,790
Total revenues	$2,659,941	$1,984,219	2,959,077
Company-operated restaurant expenses:
Food and paper	(899,077)	(677,087)	(1,007,584)
Payroll and employee benefits	(482,608)	(413,074)	(567,653)
Occupancy and other operating expenses	(772,169)	(624,154)	(799,633)
Royalty fees	(131,401)	(110,957)	(155,388)
Franchised restaurants—occupancy expenses	(50,627)	(43,512)	(61,278)
General and administrative expenses	(210,909)	(171,382)	(212,515)
Other operating income (expenses), net	26,369	(10,807)	4,910
Total operating costs and expenses	(2,520,422)	(2,050,973)	(2,799,141)
Operating income (loss)	139,519	(66,754)	159,936
Net interest expense	(49,546)	(59,068)	(52,079)
(Loss) gain from derivative instruments	(5,183)	(2,297)	439
Gain from securities	—	25,676	—
Foreign currency exchange results	(9,189)	(31,707)	12,754
Other non-operating income (expenses), net	2,185	2,296	(2,097)
Income (Loss) before income taxes	77,786	(131,854)	118,953
Income tax expense	(31,933)	(17,532)	(38,837)
Net income (Loss)	45,853	(149,386)	80,116
Less: Net income attributable to non-controlling interests	(367)	(65)	(220)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	45,486	(149,451)	79,896
Earnings per share:
Basic net income (loss) per common share attributable to Arcos Dorados	$0.22	$ $(0.72)	$ $0.39
Diluted net income (loss) per common share attributable to Arcos Dorados	$0.22	$ $(0.72)	$0.38

	As of December 31,
	2021	2020	2019
	(in thousands of U.S. dollars, except for share data)
Balance Sheet Data:
Cash and cash equivalent	$278,830	$165,989	$121,880
Total current assets	540,116	415,531	405,368
Property and equipment, net	743,533	796,532	960,986
Total non-current assets	1,821,141	1,878,423	2,152,317
Total assets	2,361,257	2,293,954	2,557,685
Accounts payable	269,215	209,535	259,577
Short-term debt and current portion of long-term debt	4,741	3,129	16,529
Total current liabilities	617,863	503,471	595,447
Long-term debt, excluding current portion	739,217	773,445	623,575
Total non-current liabilities	1,522,232	1,592,467	1,540,672
Total liabilities	2,140,095	2,095,938	2,136,119
Total common stock	521,284	519,518	516,119
Total equity	221,162	198,016	421,566
Total liabilities and equity	2,361,257	2,293,954	2,557,685
Shares outstanding	210,478,322	207,265,773	204,070,029

	For the Years Ended December 31,
	2021	2020	2019
	(in thousands of U.S. dollars, except percentages)
Other Data:
Total Revenues
Brazil	$1,002,781	$862,748	$1,385,566
NOLAD	780,866	584,646	676,382
SLAD(1)	876,294	536,825	897,129
Total	2,659,941	1,984,219	2,959,077
Operating Income (Loss)
Brazil	$117,887	$16,121	$164,342
NOLAD	48,785	30	29,955
SLAD(1)	48,614	(28,842)	27,894
Corporate and others and purchase price allocation	(75,767)	(54,063)	(62,255)
Total	139,519	(66,754)	159,936
Operating Margin(2)
Brazil	11.8%	1.9%	11.9%
NOLAD	6.2	0.0	4.4
SLAD(1)	5.5	(5.4)	3.1
Total	5.2	(3.4)	5.4
Adjusted EBITDA(3)
Brazil	$175,603	$76,155	$227,844
NOLAD	85,323	41,496	64,059
SLAD(1)	77,573	830	63,043
Corporate and others	(66,741)	(50,370)	(63,171)
Total	271,758	68,111	291,775
Adjusted EBITDA Margin(4)
Brazil	17.5%	8.8%	16.4%
NOLAD	10.9	7.1	9.5
SLAD (1)	8.9	0.2	7.0
Total	10.2	3.4	9.9
Other Financial Data:
Working capital(5)	(77,747)	(87,940)	(190,079)
Capital expenditures(6)	115,077	90,144	267,893
Cash Dividends declared per common share	$—	$0.05	$0.11
Stock Dividends declared per every 70 common shares	1.00	—	—
Stock Dividends declared per every 75 common shares	—	1.00	—

	As of December 31,
	2021	2020	2019
Number of systemwide restaurants	2,261	2,236	2,293
Brazil	1,051	1,020	1,023
NOLAD	625	629	655
SLAD	585	587	615
Number of Company-operated restaurants	1,579	1,576	1,580
Brazil	631	610	612
NOLAD	453	475	456
SLAD	495	491	512
Number of franchised restaurants	682	660	713
Brazil	420	410	411
NOLAD	172	154	199
SLAD	90	96	103

(1)Currency devaluations in Venezuela have had a significant effect on our income statements and have impacted the comparability of our income statements. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Foreign Currency Translation—Venezuela.”
(2)Operating margin is operating income (loss) divided by total revenues, expressed as a percentage.
(3)Adjusted EBITDA is a measure of our performance that is reviewed by our management. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies. Total Adjusted EBITDA is a non-GAAP measure. For our definition of Adjusted EBITDA, see “Item 5. Operating and Financial Review and Prospects-A. Operating Results—Key Business Measures.”
(4)Adjusted EBITDA margin is Adjusted EBITDA divided by total revenues, expressed as a percentage.
(5)Working capital equals current assets minus current liabilities.
(6)Includes property and equipment expenditures and purchase of restaurant businesses paid at the acquisition date.

Presented below is the reconciliation between net income and Adjusted EBITDA on a consolidated basis:

Consolidated Adjusted EBITDA Reconciliation	For the Years Ended December 31,
	2021	2020	2019
	(in thousands of U.S. dollars)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$45,486	$(149,451)	$79,896
Plus (Less):
Net interest expense	49,546	59,068	52,079
Loss (gain) from derivative instruments	5,183	2,297	(439)
(Gain) from securities	—	(25,676)	—
Foreign currency exchange results	9,189	31,707	(12,754)
Other non-operating (income) expenses, net	(2,185)	(2,296)	2,097
Income tax expense	31,933	17,532	38,837
Net income attributable to non-controlling interests	367	65	220
Operating income (loss)	139,519	(66,754)	159,936
Plus (Less):
Items excluded from computation that affect operating income:
Depreciation and amortization	120,394	126,853	123,218
Gains from sale, insurance recovery and contribution in equity method investments of property and equipment	(4,876)	(4,210)	(5,175)
Write-offs of property and equipment	3,094	4,501	4,733
Impairment of long-lived assets	1,573	6,636	8,790
Impairment of goodwill	—	1,085	273
Reorganization and optimization plan	12,054	—	—
Adjusted EBITDA	271,758	68,111	291,775

Exchange Rates and Exchange Controls
In 2021, 68% of our total revenues were derived from our restaurants in Brazil, Argentina, Puerto Rico and Mexico. While we elect to report figures in U.S. dollars, our revenues are conducted in the local currency of the territories in which we operate, and as such may be affected by changes in the local exchange rate to the U.S. dollar. The exchange rates discussed in this section have been obtained from each country’s central bank. However, in most cases, for consolidation purposes, we use a foreign currency to U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the aforementioned central banks.
Brazil
Exchange Rates
The Brazilian real depreciated 3.9% in 2019, depreciated 29% in 2020, depreciated 7.4% in 2021 and appreciated 15% in the first quarter of 2022. As of April 27, 2022, the exchange rate for the purchase of U.S. dollars was R$5.00 per U.S. dollar.
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
Argentina
Exchange Rates
The Argentine peso depreciated 58.9% in 2019, 40.5% in 2020, 22.1% in 2021 and 8.1% in the first quarter of 2022. As of April 27, 2022, the exchange rate for the purchase of U.S. dollars was ARS$115.19 per U.S. dollar.
Exchange Controls
For the past few years, Argentina has had currency controls in place that tightened restrictions on capital flows, exchange controls, the official U.S. dollar exchange rate and transfers that substantially limit the ability of companies to retain foreign currency or make payments abroad.
By means of Decree No. 609/2019, as amended, the Argentine government reinstated foreign exchange controls and authorized the Central Bank of Argentina to (a) regulate access to the foreign exchange market (Mercado Libre de Cambios or “MLC”) for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed to circumvent the measures adopted through the decree. As a consequence of these exchange controls, the spread between the official exchange rate and other exchange rates implicitly resulting from certain capital market operations usually effected to obtain U.S. dollars has broadened significantly, reaching a value of approximately 83% above the official exchange rate as of April 27, 2022.
At present, foreign exchange regulations have been (i) extended indefinitely, and (ii) consolidated in a single set of regulations, Communication “A” 7490, as subsequently amended and supplemented from time to time by the Central Bank of Argentina’s communications (jointly, the “Argentine FX Regulations”). Below is a description of the main exchange control measures implemented through the aforementioned regulations:

Specific provisions for inward remittances
Obligation to repatriate and settle in Argentine pesos the proceeds from exports of services
Section 2.2 of the Argentine FX Regulations imposes the obligation on exporters to repatriate, and exchange into Argentine pesos through the MLC, the proceeds from services rendered to non-residents within 5 business days following payment thereof.
Sale of non-financial non-produced assets
Pursuant to section 2.3 of the Argentine FX Regulations, the proceeds in foreign currency of the sale to non-residents of non-financial non-produced assets must be repatriated and settled in Argentine pesos in the MLC within 5 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.
External financial indebtedness
Pursuant to section 2.4 of the Argentine FX Regulations, the new regulations have reinstated the requirement to repatriate, and exchange into Argentine pesos through the MLC, the proceeds of new financial indebtedness disbursed as of September 1, 2019, as a condition for accessing the MLC to make debt principal and service payments thereunder. The reporting of debt under the reporting regime established by Communication “A” 6401 (as amended and restated from time to time, the “External Assets and Liabilities Reporting Regime”) is also a condition to access the MLC to repay external financial indebtedness. However, section 3.17 of the Argentine FX Regulations established that in order to pay financial debts registered with unrelated parties, with principal maturities between October 15, 2020 and December 31, 2022, a refinancing plan of 60% of the amount owed must be filed (or, alternatively, obtain new financing), thereby only having access to pay the remaining 40% through the MLC; provided that payment of all interest payments under such debt is allowed through the MLC. These regulations are subject to certain characteristics and thresholds but generally apply to external financial indebtedness. Debtors of external financial indebtedness subject to this regulation are required to file a refinancing plan evidencing compliance with this regulation. As of the date of this annual report, Arcos Dorados has not been subject to these refinancing requirements.
Specific Provisions Regarding Access to the MLC
Payment of principal under intercompany foreign financial indebtedness
Access to the MLC for payments of principal under intercompany foreign financial indebtedness is subject to the Central Bank of Argentina’s prior approval until December 31, 2022. This provision has been previously extended on several occasions.
Payment of imports of goods
Pursuant to section 10.11.1 of the Argentine FX Regulations, for the purposes of accessing the MLC to pay imports of goods or the principal amount of debts arising from the import of goods, the Central Bank of Argentina’s prior approval will be required until December 31, 2022, unless any of the conditions stated in sections 10.11.1 to 10.11.11 are met, which include, but are not limited to:
a)    the entity has received an affidavit from the client stating that the total amount of payments associated with its imports of goods processed through the MLC as of 2020, including the payment for which approval is sought, does not exceed the amount by which the importer would have access to the exchange market by more than U.S.$250,000 when computing: (i) the imports of goods registered on behalf of the relevant party on the system for tracking payment of imports of goods (SEPAIMPO) between January 1, 2020 and the day prior to accessing the MLC, (ii) plus the amount of payments made under other exceptions, (ii) minus the amount pending to be paid in Argentina, related to payments of imports with pending customs registration made between September 1, 2019 and December 31, 2019; provided that the importer filed an approved comprehensive import monitoring system declaration (Sistema Integral de Monitoreo de Importaciones or “SIMI”) that meets the requirements described in the Argentine FX Regulations;
b)    in the case of a “deferred payment” of imports corresponding to goods that have been shipped as of July 1, 2020 or that, having been shipped previously, have not arrived in the country before that date, provided that they are linked to a SIMI declaration that complies with the requirements described in the FX Regulations;

c)    it is a payment associated with an operation not included in section b) above, to the extent that it is intended to be used towards the cancellation of a commercial debt for imports of goods with an export credit agency or a foreign financial entity or that was guaranteed by either of such entities;
d)    in the case of “demand payments” of imports of goods or for commercial debt arising from imports of goods that do not have custom registration evidencing entry of the goods into Argentina, provided that, among others:
–the import corresponds to the importation of materials/supplies to be used for the production of goods in the country; and
–the payments made under this section do not exceed, in the current calendar month and for the financial entities as a whole, the amount obtained by considering the average of the total amount of imports of materials/supplies computed by the company in the formula stated in a) above in the last twelve months, minus the amount of imports of goods that do not have custom registration evidencing entry of the goods into Argentina due to a delayed registration by the importer.
Prior to authorizing payments for imports of goods, the intervening financial entity must, in addition to requesting the client’s affidavit, verify that such statement is compatible with the existing data in the relevant online Central Bank of Argentina’s databases.
SIMIs may only be registered within the Economic and Financial Coefficient (“CEF”, as per its acronym in Spanish) assigned to the importer by the Argentine federal tax authority.
Payment of services provided by non-residents
Pursuant to section 3.2 of the Argentine FX Regulations, residents may access the MLC for payment of services rendered by non-residents (except for intercompany services), as long as it is verified that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting. Access to the MLC for payment of intercompany imports of services is subject to prior approval by the Central Bank of Argentina.
Alternatively, as of January 3, 2022, if new financial indebtedness is settled through the MLC and such indebtedness is (x) entered into with a third party, (y) has an average life of not less than 2 years, and (y) has no principal maturities until at least 3 months from settlement, then access to the MLC will be granted to repay intercompany services upon maturity and for services rendered at least 180 calendar days prior to requiring access to the MLC or for services arising from a contract executed 180 calendar days prior to requiring access. This mechanism can only be used for up to U.S.$10 million. Access to the MLC for the prepayment of debts for services requires prior authorization by the Central Bank of Argentina.
Other Specific Provisions
Additional requirements on outflows through the MLC
As a general rule, and in addition to any rules regarding the specific purpose for access, certain general requirements must be met by a local company to access the MLC for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; remittances of profits and dividends; payment of principal and interest on external indebtedness; payments of interest on debts for the import of goods and services, among others), without the need for prior approval by the Central Bank of Argentina. These include the following:
(i) during the 90 days preceding the date of such access, the local company must not have:

(a)    sold securities in Argentina issued by residents for foreign currency, transferred such securities to a foreign depositary, exchanged such securities for other foreign assets, or, as of October 29, 2021, purchased foreign securities issued by non-residents with pesos in Argentina; or

(b)    delivered Argentine pesos or other local liquid assets (e.g., Argentine sovereign bonds) to any individual or legal entity having a direct controlling interest in it, unless: (i) such delivery resulted from regular purchases of goods or services executed in its ordinary course of business, or (ii) it provides an affidavit from each such controlling individual or legal entity pursuant to which such persons declare they comply with the restrictions set forth in (i)(a) above, and undertake to comply with (ii)(d) below;

(ii) on the date of such access, the local company must:

(a)    not have any available foreign liquid assets in excess of U.S.$100,000, Communication “A” 7030 of the Central Bank of Argentina contains a non-exhaustive list of assets that qualify as “foreign liquid assets” for purposes thereof, which include foreign currency bills and coins, gold bars, sight deposits with foreign banks and, generally, any investment that allows for immediate availability of foreign currency (e.g., foreign bonds and securities, investment accounts with foreign investment managers, crypto-assets, cash held with payment service providers, etc.);

(b)    deposit all its local holdings of foreign currency in accounts held with local financial institutions;

(c)    undertake to settle through the MLC within 5 business days from the date of receipt of any funds originating from abroad as a result of the repayment of loans, the release of term-deposits or the sale of any type of asset, to the extent the asset was originally acquired, the deposit made or the loan granted, as applicable, after May 28, 2020;

(d)    during the 90 days following such access to the MLC, undertake to not sell securities issued by residents in Argentina for foreign currency, transfer such securities to foreign depositaries, exchange such securities for other foreign assets, or purchase foreign securities with pesos in Argentina; and

(e)    not be included in the list of “issuers of fake invoices and similar documents” kept by the Argentine tax authority.

Access to the MLC by non-residents
In accordance with section 3.13 of the Argentine FX Regulations, prior approval by the Central Bank of Argentina will be required for access to the foreign exchange market by non-residents for the purchase of foreign currency, except for the following operations: (a) International organizations and institutions that perform functions of official export credit agencies, (b) diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions, (c) Representatives in the country of Courts, Authorities or Offices, Special Missions, Commissions or Bilateral Bodies established by Treaties or International Agreements, of which Argentina is part, to the extent that transfers are made in the exercise of their functions, (d) foreign transfers in the name of individuals who are beneficiaries of retirement and / or pensions paid by the Argentine National Social Security Administration (known by its acronym in Spanish as ANSES), for up to the amount paid by said agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in his or her registered country of residence, (e) purchase of foreign currency (in cash) by non-resident individuals for tourism and travel expenses, up to a maximum amount of U$S100 dollars, to the extent the financial entity can verify that the client has settled an amount equal or higher than the sum to be purchased within 90 days prior to the operation, (f) transfers to offshore bank accounts by individuals that are beneficiaries of pensions granted by the national government pursuant to Laws No. 24,043, 24,411 and 25,914, as supplemented, and (g) for repatriation of investments (capital reductions or other form of divestment) in companies that are not controlled by local financial institutions that are made and settled through the MLC after October 2, 2020, access will be granted 2 years after the settlement date.
Exchanges and arbitrage. Transactions involving securities
Pursuant to sections 2.7 and 3.14 of the Argentine FX Regulations, entities are allowed to carry out exchange and arbitrage operations with their clients in the following cases: (i) such operation is not subject to the settlement obligation in the MLC; (ii) an individual transfers funds from their local accounts (which are already held in foreign currency) to its own bank accounts outside Argentina, (iii) when foreign currency transfers by local central collective deposit securities for funds received in foreign currency for capital services and income from National Treasury securities, (iv) arbitration operations that do not entail transfers abroad, provided that such funds are debited in an account of a local entity from an account of the client in a foreign currency, (v) transfers abroad by individuals of foreign currency from their local accounts in foreign currency to remittance accounts abroad for up to the equivalent of U.S.$500 in the calendar month and in the group of entities, and (vi) if structured as separate transactions, these would have access to the MLC without the need of an authorization by the Central Bank of Argentina.

Securities-related Operations
Pursuant to General Resolution No. 895/2021 of the Argentine Securities Commission (known by its acronym in Spanish as CNV), sales of securities with settlement in foreign currency and in a foreign jurisdiction may be carried out, provided that a minimum holding period of 2 business days is observed from the date such securities are credited with the relevant depositary. With respect to sales of securities with settlement in foreign currency carried out locally, the minimum holding period will be of 1 business day as from the date on which such securities were credited with the relevant depositary. These minimum holding periods shall not be applicable in the case of purchases of securities with settlement in foreign currency.
In addition, transfers of securities to foreign depositaries purchased with Argentine pesos shall comply with a minimum holding period of at least 2 business days counting as from the date of deposit of such securities, unless such crediting results from a primary placement of securities issued by the National Treasury or refers to shares and/or Argentine deposit certificates (CEDEARs) traded on markets regulated by the CNV. Brokers and trading agents must verify compliance with the aforementioned minimum holding period of the securities.
With respect to incoming transfers, General Resolution No. 895/2021 of the CNV establishes that securities transferred by foreign depositaries and credited with a central depositary agent may not be allocated to the settlement of transactions in foreign currency and in a foreign jurisdiction until 2 business days after such crediting into sub-account(s) in the local custodian. If such securities are allocated to the settlement of transactions in foreign currency and in local jurisdiction, the minimum holding period will be 1 business day after such crediting into sub-account(s) in the local custodian.
Foreign Exchange Criminal Regime
Foreign exchange regulations are characterized as “public policy” rules in Argentina. Failure to comply with such provisions could result in penalties pursuant to the Foreign Exchange Criminal Law No. 19,359.
Notwithstanding the above mentioned measures adopted by the current administration, the Central Bank of Argentina and the federal government may impose additional exchange controls in the future that may further impact our ability to transfer funds abroad and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina.
Mexico
Exchange Rates
The Mexican peso appreciated 3.7% in 2019, depreciated 5.2% in 2020, depreciated 3.1% in 2021 and appreciated 3.2% in the first quarter of 2022. As of April 27, 2022, the free-market exchange rate for the purchase of U.S. dollars was Ps.20.43 per U.S. dollar.
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
•The COVID-19 pandemic, including any new variants, and its impact in the regions in which we operate could materially and adversely affect our business, results of operations and cash flows.
•The failure to successfully manage our future growth may adversely affect our results of operations.
•From time to time, we depend on oral agreements with third-party suppliers and distributors for the provision of products and services that are necessary for our operations.
•Our financial condition and results of operations depend, to a certain extent, on the financial condition of our sub-franchisees and their ability to fulfill their obligations under their franchise agreements.
•We do not have full operational control over the businesses of our sub-franchisees.
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
Risks Related to Our Results of Operations and Financial Condition
•We may use non-committed lines of credit to partially finance our working capital needs.
•Covenants and events of default in the agreements governing our outstanding indebtedness could limit our ability to undertake certain types of transactions and adversely affect our liquidity.
•Fluctuation in market interest rates could affect our ability to refinance our indebtedness or results of operations.
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
•Tax, customs or other inspections and investigations in any of the jurisdictions in which we operate may negatively affect our business and results of operations.
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
•Increases in commodity prices, logistic or other operating costs could harm our operating results.
•Demand for our products may decrease due to changes in consumer preferences or other factors.
•Our investments to enhance the customer experience, including through technology, may not generate the expected returns.
•Our business activity may be negatively affected by disruptions, catastrophic events, climate change or health pandemics.
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
•Our business is subject to an increasing focus on environmental, social, and governance (“ESG”) matters.
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
Our rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore our ability to conduct our business, derive exclusively from the rights granted to us by McDonald’s in two MFAs through August 2, 2027. As a result, our ability to continue operating in our current capacity is dependent on the renewal of our contractual relationship with McDonald’s.
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
In the event McDonald’s does not exercise its option to acquire LatAm, LLC and Arcos Dourados Comercio de Alimentos S.A., the MFAs would expire and we would be required to cease operating McDonald’s-branded restaurants, identifying our business with McDonald’s and using any of McDonald’s intellectual property. Although we would retain our real estate and infrastructure, the MFAs prohibit us from engaging in certain competitive businesses, including Burger King, Subway, KFC or any other quick-service restaurant (“QSR”), business, or duplicating the McDonald’s system at another restaurant or business during the two-year period following the expiration of the MFAs. As the McDonald’s brand and our relationship with McDonald’s are among our primary competitive strengths, the expiration of the MFAs for any of the reasons described above would materially and adversely affect our business, results of operations, financial condition and prospects.
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
Pursuant to the MFAs, McDonald’s has the ability to exercise substantial influence over the conduct of our business. For example, under the MFAs, we are not permitted to operate any other QSR chains, we must comply with McDonald’s high quality standards, we must own and operate at least 50% of all McDonald’s-branded restaurants in each of the Territories, we must maintain certain guarantees in favor of McDonald’s, including a standby letter of credit (or other similar financial guarantee acceptable to McDonald’s) in an amount of $80.0 million, to secure our payment obligations under the MFAs and related credit documents, we cannot incur debt above certain financial ratios, we cannot transfer the equity interests of our subsidiaries, any significant portion of their assets or certain of the real estate properties that we own without McDonald’s consent, and McDonald’s has the right to approve the appointment of our chief executive officer and chief operating officer. In addition, the MFAs require us to reinvest a significant amount of money, including through reimaging our existing restaurants, opening new restaurants and advertising, which McDonald’s has the right to approve.

However, McDonald’s does not have an obligation to fund our operations. Furthermore, McDonald’s does not guarantee any of our financial obligations, including trade payables or outstanding indebtedness, and has no obligation to do so.
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
The COVID-19 pandemic, including any new variants, and its impact in the regions in which we operate could materially and adversely affect our business, results of operations and cash flows
In March 2020, the COVID-19 virus began to spread in Latin America and the Caribbean, operations in all our markets were significantly disrupted. Governments at the local, state and/or federal level in all countries in which we operate implemented measures intended to stem the spread of COVID-19. In order to comply with these government measures, some of our markets closed all restaurants for a period of time, especially from the end of March through the middle of April 2020. During that period, the peak percentage of restaurants that were temporarily fully-closed reached approximately 50% of our entire restaurant footprint. Beginning in April 2020 and through the end of the year, we steadily began reopening restaurants and were able to resume operating at least one sales channel, such as drive-thru, delivery and/or take out, in nearly all of our restaurants, as well as the vast majority of our dessert centers.
In order to mitigate the impact on our business, results of operations, financial condition and outlook during 2020 and part of 2021, we implemented several cash preservation measures including, but not limited to, reducing costs and expenses, limiting capital expenditures and renegotiating terms and conditions with lessors and other suppliers of goods and services. We expect to maintain some of these cash preservation measures until the operating environment normalizes. For instance, in line with our commitment to provide different sources of return to shareholders while maintaining the above mentioned cash preservation measures, on June 30, 2021, the Board of Directors authorized a distribution of Class A shares for 2021 from the treasury shares held by the Company, which was distributed in July 2021. Furthermore, McDonald’s granted us a deferral of all royalty payments due, related to sales in March, April, May, June and July 2020 and extended the payment deadline until the first half of 2021. We paid all deferred royalties due by early May 2021. Also, in connection with the COVID-19 pandemic, we agreed with McDonald’s to reduce the advertising and promotion spending requirement from 5% to 4% of our gross sales for the full year 2020. Beginning on January 1, 2021, we resumed spending 5% of our gross sales on advertising and promotion. As part of the approved plan for 2021, McDonald’s agreed to provide us with growth support, which resulted in a consolidated effective royalty rate of 5.2% in 2021. Additionally, McDonald’s granted us limited waivers from June 30, 2020 through and including December 31, 2021 of the MFAs’ requirement to maintain a minimum fixed charge coverage ratio equal to or greater than 1.50 and a maximum leverage ratio of 4.25. We were not in compliance with these requirements from June 30, 2020 through June 30, 2021. As of September 30, 2021, however, we were once again in compliance with the fixed charge coverage ratio and, as of December 31, 2021, we were in compliance with both required ratios. Finally, in December 2020, we agreed with McDonald’s to withdraw the previously-approved 2020-2022 growth and investment plan and instead implement a plan for 2021 only. In January 2022, we reached an agreement with McDonald’s on a new growth and investment plan. To support our future growth, we plan to open at least 200 new restaurants and to modernize at least 400 restaurants, with capital expenditures of approximately $650 million from 2022 to 2024. In addition, McDonald’s Corporation agreed to continue providing growth support subject to our compliance with the terms of the growth and investment plan subject to our compliance with the terms of the growth and investment plan, which is expected to result in an effective royalty rate of about 5.6% of sales in 2022 and 6.0% of sales in 2023 and 2024. However, McDonald’s has no obligation to fund our operations. For more information on the McDonald’s MFA requirements, see “Item 10. Additional Information—C. Material Contracts—The MFAs.”

We currently have certain letters of credit in place in favor of McDonald’s that guarantee our obligations under the MFAs. The letters of credit were issued by Credit Suisse amounting to $45 million, Itaú Unibanco S.A. (“Itaú”) amounting to $15 million and JPMorgan Chase Bank N.A. (“JPMorgan”) amounting to $20 million. These letters of credit contain a limited number of customary affirmative and negative covenants, including a maximum indebtedness to EBITDA ratio of 4.0 for Credit Suisse and 4.5 for Itaú and JPMorgan. We received waivers from our lenders for any event of default which may have occurred related to compliance with these financial ratio covenants in our letters of credit, which are measured at the end of each quarter, through and including the first quarter of 2021 for Itaú and JPMorgan and December 31, 2021 for Credit Suisse. Although we were in compliance with these ratios as of December 31, 2021 and we do not have any outstanding borrowings under these letters of credit at this time, certain of our lenders may terminate these letters of credit if we do not meet certain ratios thereunder in the future or if we are in default under our other indebtedness, among other reasons. If our lenders terminate our letters of credit, we would be in breach of our obligations under the MFAs, if we cannot replace the instrument or use cash as collateral.
Regarding our liquidity, at the beginning of the COVID-19 pandemic, we drew on our revolving credit facilities and short-term lines of credit to stabilize our cash flow and had to obtain waivers for our compliance with financial ratio covenants from our lenders for certain periods. As of December 31, 2021, we had zero balances drawn on our short-term credit lines and were in compliance with the financial ratio covenants under our current revolving credit facility. Should the COVID-19 pandemic worsen, we may need to draw on our available revolving credit facility and short-term credit lines in the future if we are unable to find alternative sources of funding.
Moreover, we benefited from some government measures enacted in Latin America and the Caribbean to help companies deal with the economic fallout of the COVID-19 pandemic, including modification of existing regulations to reduce workdays or tax costs, tax payment deferral or tax credit and subsidies related to labor costs, among others. All subsidies granted were recognized on a systematic basis over the periods in which the related expenses were recorded, within “payroll and employee benefits” or “General and administrative expenses” in our consolidated statement of income (loss). We meet all the terms and conditions required by the governments to maintain the benefits granted. Although as of December 31, 2021, some of the government measures remained in force, we cannot predict the extent or duration of current or forthcoming programs. The end of government support and a sustained growth of unemployment and under-employment will result in a decline in consumption that could negatively impact our sales.
In order to help our sub-franchisees mitigate the negative impacts of the COVID-19 pandemic, we deferred a portion of franchisee rent payments in the six markets in which we have franchised restaurants. In addition, our sub-franchisees also benefited from the deferral of royalty payments due, related to sales for March, April, May, June and July 2020, as well as the reduction of the marketing and promotion spending requirement from 5% to 4% of their gross sales for the full year 2020, granted by McDonald’s. As of December 31, 2021, substantially all deferred payments due from sub-franchisees were collected by the Company and/or paid directly to McDonald’s.

Although the global economy has begun to recover from the COVID-19 pandemic and many health and safety restrictions have been lifted and vaccine distribution has increased, certain adverse consequences of the pandemic, especially as a result of the emergence of the Omicron variant in late 2021, continue to impact the macroeconomic environment and may persist for some time. For instance, at different times in 2021, additional periods of government-imposed operating restrictions were implemented to curve new waves of infection that affected some of the markets in which we operate. Additionally, other adverse consequences of the ongoing COVID-19 pandemic include labor shortages and disruptions of global supply chains. While our supply chain has not been materially disrupted by the pandemic to date, should these ongoing effects of the COVID-19 pandemic continue for an extended period or worsen, it may lead to disruptions for our suppliers which would in turn disrupt our supply chain and operations. Additionally, should the COVID-19 pandemic worsen our business, financial results, conditions, outlook and ability to repay our financial obligations could be materially impacted. Moreover, if volatility in the financial markets continues, our cost of capital could increase and may make it more difficult for us to obtain additional financing if needed.
The extent to which the consequences of the COVID-19 pandemic affect our businesses, results of operations and cash flows, will depend on future developments that remain uncertain, including, for example, the rate of distribution and administration of vaccines in the regions in which we operate, the severity and duration of any new waves of COVID-19 variants, future actions taken by governmental authorities and other third parties in response to the pandemic, and the effects on our customers, employees and third-party service providers.
The failure to successfully manage our future growth may adversely affect our results of operations.
Our business has grown significantly since the Acquisition, largely due to the opening of new restaurants in existing and new markets within the Territories, and also from an increase in comparable store sales. Our total number of restaurant locations has increased from 1,569 at the date of the Acquisition to 2,261 restaurants as of December 31, 2021.
Our growth is, to a certain extent, dependent on new restaurant openings and therefore may not be constant from period to period; it may accelerate or decelerate in response to certain factors. There are many obstacles to opening new restaurants, including determining the availability of desirable locations, securing reliable suppliers, hiring and training new personnel and negotiating acceptable lease terms, and, in times of adverse economic conditions, sub-franchisees may be more reluctant to provide the investment required to open new restaurants. In addition, our growth in comparable store sales is dependent on continued economic growth in the countries in which we operate as well as our ability to continue to predict and satisfy changing consumer preferences and to manage through other external pressures, including global pandemics such as the coronavirus (COVID-19) pandemic. See “—The COVID-19 pandemic, including any new variants, and its impact in the regions in which we operate could materially and adversely affect our business, results of operations and cash flows.”
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
From time to time, we depend on oral agreements with third-party suppliers and distributors for the provision of products and services that are necessary for our operations.
Supply chain management is an important element of our success and a crucial factor in optimizing our profitability. We use McDonald’s centralized supply chain management model, which relies on approved third-party suppliers and distributors for goods, and we generally use several suppliers to satisfy our needs for goods. This system encompasses selecting and developing suppliers of both core products (beef, chicken, buns, potatoes, produce, sauces, cheese, dairy mixes and beverages) and non-core products (dressings, pork, condiments, confectionery, and toppings) who are able to comply with McDonald’s high quality standards and establishing sustainable relationships with these suppliers.
McDonald’s standards include the highest expectations with respect to our suppliers’ food safety and quality management systems, product consistency and timeliness, as well as commitments to follow internationally recognized manufacturing and management schemes and practices to meet or exceed all local food regulations and to comply with our policies, procedures and guidelines.
The ability of McDonald’s suppliers to deliver safe and high quality products that consistently meet our requirements, as well as all applicable laws and regulations is of critical importance to the continued success of the McDonald’s system. McDonald’s is recognized as a leader in food safety by its suppliers and the public health community.

Our 35 largest suppliers account for approximately 75% of our purchases excluding Venezuela. Very few of our suppliers have entered into written contracts with us as we only have pricing protocols or agreements with a vast majority of them. Our supplier approval process is thorough and lengthy in order to ensure compliance with McDonald’s high quality standards. We therefore tend to develop strong relationships with approved suppliers and, given our importance to them, have found that pricing protocols with them are generally enough to ensure a reliable supply of quality products. While we source our goods from many approved suppliers in Latin America and the Caribbean, thereby reducing our dependence on any single supplier, the informal nature of the majority of our relationships with suppliers means that we may not be assured of long-term or reliable supplies of products from those suppliers.
In addition, certain goods, such as beef, dairy products, confectionery or produce, are often locally sourced due to restrictions on their importation. In light of these restrictions, as well as the MFAs’ requirement to purchase certain core supplies from approved suppliers, we may not be able to quickly find alternate or additional supplies in the event a supplier is unable to meet our orders.
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
Our financial condition and results of operations depend, to a certain extent, on the financial condition of our sub-franchisees and their ability to fulfill their obligations under their franchise agreements.
As of December 31, 2021, 30.2% of our restaurants were franchised. Under our franchise agreements, we receive monthly payments which are, in most cases, the greater of a fixed rent or a certain percentage of the sub-franchisee’s gross sales. Sub-franchisees are independent operators with whom we have franchise agreements. We typically own or lease the real estate upon which sub-franchisees’ restaurants are located and sub-franchisees are required to follow our operating manual that specifies items such as menu choices, permitted advertising, equipment, food handling procedures, product quality and approved suppliers. Our operating results depend to a certain extent on the restaurant profitability and financial viability of our sub-franchisees. The concurrent failure by a significant number of sub-franchisees to meet their financial obligations to us could jeopardize our ability to meet our obligations. As a result of the COVID-19 pandemic, we expect some of our sub-franchisees to have difficulty meeting their financial obligations to us. As of the date hereof, sub-franchisees have already resumed making rent payments to us in almost all of the six markets where we have sub-franchisees. See “—The COVID-19 pandemic, including any new variants, and its impact in the regions in which we operate could materially and adversely affect our business, results of operations and cash flows.”
We are liable for our sub-franchisees’ monthly payment of a continuing franchise fee to McDonald’s, which represents a percentage of those franchised restaurants’ gross sales. To the extent that our sub-franchisees fail to pay this fee in full, we are responsible for any shortfall under the MFAs. As such, the concurrent failure by a significant number of sub-franchisees to pay their continuing franchise fees could have a material adverse effect on our results of operations and financial condition.
We do not have full operational control over the businesses of our sub-franchisees.
We are dependent on sub-franchisees to maintain McDonald’s quality, service and cleanliness standards, and their failure to do so could materially affect the McDonald’s brand and harm our future growth. Although we exercise significant influence over sub-franchisees through the franchise agreements, sub-franchisees have some flexibility in their operations, including the ability to set prices for our products in their restaurants, hire employees and select certain service providers. In addition, it is possible that some sub-franchisees may not operate their restaurants in accordance with our quality, service, cleanliness, health or product standards. Although we take corrective measures if sub-franchisees fail to maintain McDonald’s quality, service and cleanliness standards, we may not be able to identify and rectify problems with sufficient speed and, as a result, our image and operating results may be negatively affected.
Ownership and leasing of a broad portfolio of real estate exposes us to potential losses and liabilities.
As of December 31, 2021, we owned the land for 490 of our 2,261 restaurants and the buildings for all but 8 of our restaurants. The value of these assets could decrease or rental costs could increase due to changes in local demographics, the investment climate and increases in taxes.

The majority of our restaurant locations, or those operated by our sub-franchisees, are subject to long-term leases. We may not be able to renew leases on acceptable terms or at all, in which case we would have to find new locations to lease or be forced to close the restaurants. If we are able to negotiate a new lease at an existing location, we may be subject to a rent increase. In addition, current restaurant locations may become unattractive due to changes in neighborhood demographics or economic conditions, which may result in reduced sales at these locations.
The success of our business is dependent on the effectiveness of our marketing strategy.
Market awareness is essential to our continued growth and financial success. Pursuant to the MFAs, we create, develop and coordinate marketing plans and promotional activities throughout the Territories, and sub-franchisees contribute a percentage of their gross sales to our marketing plan. In addition, we are required under the MFAs to spend at least 5% of our sales on advertising and promotional activities in the majority of our markets. In connection with the COVID-19 pandemic, we agreed with McDonald’s to reduce this spending requirement from 5% to 4% of our gross sales for the full year 2020. Beginning on January 1, 2021, we resumed spending 5% of our gross sales on advertising and promotion. Pursuant to the MFAs, McDonald’s has the right to review and approve our marketing plans in advance and may request that we cease using the materials or promotional activities at any time if McDonald’s determines that they are detrimental to its brand image. We also participate in global and regional marketing activities undertaken by McDonald’s and pay McDonald’s approximately 0.1% of our sales in order to fund such activities.
If our advertising programs are not effective, or if our competitors begin spending significantly more on advertising than we do, or if our competitors develop attractive new products or innovative advertising techniques, we may be unable to attract new customers or existing customers may not return to our restaurants and our operating results may be negatively affected.
The inability to attract and retain qualified personnel may affect our growth and results of operations.
We have a strong management team with broad experience in human resources, product development, supply chain management, operations, finance, ESG, marketing, real estate development, communications, information technology, legal and training. Our growth plans place substantial demands on our management team, and future growth could increase those demands. In addition, pursuant to the MFAs, McDonald’s is entitled to approve the appointment of our chief executive officer and chief operating officer. Our ability to manage future growth will depend on the adequacy of our resources and our ability to continue to identify, attract and retain qualified personnel. Failure to do so could have a material adverse effect on our business, financial condition and results of operations.
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
Our operations depend in part on our ability to attract and retain qualified restaurant managers and crew. While the turnover rate varies significantly among categories of employees, due to the nature of our business, we traditionally experience a high rate of turnover among our crew and we may not be able to replace departing crew with equally qualified or motivated staff.

As of December 31, 2021, we had 81,256 employees in our Company-operated restaurants and staff. Controlling labor costs is critical to our results of operations, and we closely monitor those costs. Some of our employees are paid minimum wages; any increases in minimum wages or changes to labor regulations in the Territories could increase our labor costs. For example, during 2021, the government of Venezuela implemented two increases in the minimum wage in March and May 2021. In addition, in December 2019, the government of Argentina enacted a decree establishing that employees dismissed without cause were entitled to double indemnification from employers for the next six months following such dismissal, in an effort to mitigate the impact of economic difficulties facing the country at the time. Subsequently, the government of Argentina extended and amended the decree and its provisions to extend its protections until June 30, 2022 on a decreasing scale and with a cap of ARS$500,000. In Puerto Rico, new minimum wage regulations were adopted in 2021 and increases are expected to take effect in July 2023 and July 2024. These or similar regulations, if adopted, may have an adverse impact on our results of operations. Additionally, competition for employees could also result in additional incurred costs to pay for higher wages.
We are also impacted by the costs and other effects of compliance with regulations affecting our workforce. These regulations are increasingly focused on employment issues, including wage and hour, healthcare, employee safety and other employee benefits and workplace practices. Claims of non-compliance with these regulations could result in liability and expense to us. Our potential exposure to reputational and other harm regarding our workplace practices or conditions or those of our sub-franchisees or suppliers, including those giving rise to claims of sexual harassment or discrimination (or perceptions thereof) could have a negative impact on consumer perceptions of us and our business. In 2019, two of our restaurant employees in Peru died in a workplace accident at one of our restaurants. This accident is under investigation by Peruvian authorities, and while we do not expect a material impact from this event, any future workplace accidents could have a material adverse effect on our business, financial condition and results of operations.
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
Additionally, the Company benefited from some government measures enacted in Latin America and the Caribbean to help companies deal with the economic fallout of the COVID-19 pandemic, including modification of existing regulations to reduce workdays or tax costs, tax payment deferral or tax credits and subsidies related to labor costs, among others. All subsidies granted were recognized on a systematic basis over the periods in which the related expenses were recorded, within “payroll and employee benefits” or “General and administrative expenses” in the consolidated statement of income (loss). The Company meets all the terms and conditions required by the governments to maintain the benefits granted. It is unclear how the macroeconomic business environment or societal norms may be impacted by the COVID-19 pandemic. A post- or prolonged COVID-19 environment may undergo unexpected developments or changes, among them in fiscal, tax, labor and regulatory environments and customer behavior, which could have an adverse impact on our business.
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
Under the MFAs, we may use, and grant rights to sub-franchisees to use, McDonald’s intellectual property in connection with the development, operation, promotion, marketing and management of our restaurants. McDonald’s has reserved the right to use, or grant licenses to use, its intellectual property in Latin America and the Caribbean for all other purposes, including to sell, promote or license the sale of products using its intellectual property. If we or McDonald’s fail to identify unauthorized filings of McDonald’s trademarks and imitations thereof, and we or McDonald’s do not adequately protect McDonald’s trademarks and copyrights, the infringement of McDonald’s intellectual property rights by others may cause harm to McDonald’s brand image and decrease our sales.

Risks Related to Our Results of Operations and Financial Condition
We may use non-committed lines of credit to partially finance our working capital needs.
We may use non-committed lines of credit to partially finance our working capital needs. In response to the COVID-19 pandemic and related disruption in regional and global economic activity, in 2020 we drew on our available non-committed lines of credit as needed, although our cash flow had stabilized by the second quarter of 2020. As of December 31, 2021, we did not have any amounts outstanding under our credit lines. Given the nature of these lines of credit, they could be withdrawn and no longer be available to us, or their terms, including the interest rate, could change to make the terms no longer acceptable to us. The availability of these lines of credit depends on the level of liquidity in financial markets, which can vary based on events outside of our control, including financial or credit crises. Any inability to draw upon our non-committed lines of credit could have an adverse effect on our working capital, financial condition and results of operations.
Covenants and events of default in the agreements governing our outstanding indebtedness could limit our ability to undertake certain types of transactions and adversely affect our liquidity.
As of December 31, 2021, we had $657.9 million in total outstanding indebtedness (including interest payable), consisting of $755.3 million in long-term debt (including interest payable) net of $97.4 million related to the fair market value of our outstanding derivative instruments. The agreements governing our outstanding indebtedness contain covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For instance, we are subject to negative covenants that restrict some of our activities, including restrictions on:
•creating liens;
•paying dividends;
•maintaining certain leverage ratios;
•entering into sale and lease-back transactions; and
•consolidating, merging or transferring assets.
If we fail to satisfy the covenants set forth in these agreements or another event of default occurs under the agreements, our outstanding indebtedness under the agreements could become immediately due and payable. In addition, we are required to meet certain financial ratios under our lines of credit and revolving credit facilities. We were not in compliance with our financial ratios during certain periods in 2020 and 2021 and received waivers from our lenders. In 2020, we refinanced our revolving credit facility with JPMorgan, and, since June 2021, we have been and continue to be in compliance with our financial ratios under our existing agreements. However, if we are unable to comply with such ratios or obtain waivers for non-compliance in the future, we will be in default under our line of credit and revolving credit facility. In the case of our revolving credit facility, any amounts drawn under such facility may be declared to be immediately due and payable by the relevant lender, who may also terminate its obligation to provide loans under such agreement if we are not in compliance with our ratios under the agreement. In the case of our non-committed lines of credit, if we have previously drawn any amount, then such amounts may be immediately due and payable to the relevant lender, subject to the terms of each non-committed line of credit. If our outstanding indebtedness becomes immediately due and payable and we do not have sufficient cash on hand to pay all amounts due, we could be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financing. Refinancing may not be possible and additional financing may not be available on commercially acceptable terms, or at all.
Fluctuation in market interest rates could affect our ability to refinance our indebtedness or results of operations.
We are exposed to market risk related to changes in interest rates that could affect our results of operations or ability to refinance our existing indebtedness. Volatility or increases in interest rates could affect our ability to refinance our existing indebtedness or to obtain incremental debt financing. We cannot guarantee that we will be able to refinance our revolving credit facility in full or on similar or more favorable terms, as it becomes due in 2022. Volatility or increases in interest rates could increase our interest expense or borrowing costs and may adversely affect our results of operations. Our future ability to refinance our existing indebtedness will depend on certain financial, business and market trends, many of which are beyond our control.

Inflation and government measures to curb inflation may adversely affect the economies in the countries where we operate, our business and results of operations.
Many of the countries in which we operate, have experienced, or are currently experiencing, high rates of inflation. For example, since July 1, 2018, Argentina has been considered highly inflationary under U.S. GAAP. In addition, Venezuela has been considered highly inflationary under U.S. GAAP since 2010. Although inflation rates in many of the other countries in which we operate have been relatively low in the recent past, we cannot assure you that this trend will continue. The measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies that could lead to reduced demand for our core products and decreased sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our customers or offset with other efficiencies, which could adversely affect our operating margins and operating income.
Exchange rate fluctuations against the U.S. dollar in the countries in which we operate have negatively affected, and could continue to negatively affect, our results of operations.
We are exposed to exchange rate risk in relation to the U.S. dollar. While substantially all of our income is denominated in the local currencies of the countries in which we operate, our supply chain management involves the importation of various products, and some of our imports, as well as some of our capital expenditures and a significant portion of our long-term debt, are denominated in U.S. dollars. As a result, the decrease in the value of the local currencies of the countries in which we operate as compared to the U.S. dollar has increased our costs, and any further decrease in the value of such currencies will further increase our costs. Although we maintain a hedging strategy to attempt to mitigate some of our exchange rate risk, our hedging strategy may not be successful or may not fully offset our losses relating to exchange rate fluctuations.
As a result, fluctuations in the value of the U.S. dollar with respect to the various currencies of the countries in which we operate or in U.S. dollar interest rates could adversely impact our net income, results of operations and financial condition.
Price controls and other similar regulations in certain countries have affected, and may in the future affect, our results of operations.
Certain countries in which we conduct operations have imposed, and may continue to impose, price controls that restrict our ability, and the ability of our sub-franchisees, to adjust the prices of our products. For example, there are currently certain price control regulations in force in Argentina. Although the industry in which we operate is not yet subject to these regulations, it is not clear whether the current administration will apply or enforce price controls in the future on the industry in which we operate.
Moreover, the Venezuelan market is subject to a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although we managed to navigate the negative impact of the price controls on our operations from 2013 through 2021, the existence of such laws and regulations continues to present a risk to our business. We continue to closely monitor developments in this dynamic environment. See “Item 4. Information on the Company—B. Business Overview—Regulation.”
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
For example, in 2021, our subsidiaries in Argentina represented 13.2% of our total revenues. Since September 2019, the Argentine government has tightened restrictions on capital flows and imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments outside of Argentina. Furthermore, the Central Bank of Argentina implemented regulations requiring its prior approval for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of inter-company loans as well as certain imports of goods. As a consequence of these exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain securities transactions (usually effected to obtain U.S. dollars) has broadened significantly, reaching a value of approximately 83% above the official exchange rate as of April 27, 2022. The implementation of the above-mentioned measures could impact our ability to transfer funds outside of Argentina and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina. As a result, if we are prohibited from transferring funds out of Argentina, or if we become subject to similar restrictions in other countries in which we operate, our results of operations and financial condition could be materially adversely affected.
In addition, the continuing devaluation of the Argentine peso since the end of 2015 and the Venezuelan bolívar since 2010 has led to higher inflation levels, has significantly reduced competitiveness, real wages and consumption and has had a negative impact on businesses whose success is dependent on domestic market demand and supplies payable in foreign currency.
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
We face a risk of expropriation or nationalization of our assets and government interference with our business in some of the countries in which we do business. These risks are particularly acute in Venezuela. The current Venezuelan government has promoted a model of increased state participation in the economy through welfare programs, exchange and price controls and the promotion of state-owned companies. We can provide no assurance that Company-operated or franchised restaurants will not be threatened with expropriation and that our operations will not be transformed into state-owned enterprises. In addition, the Venezuelan government may pass laws, rules or regulations which may directly or indirectly interfere with our ability to operate our business in Venezuela which could result in a material breach of the MFAs, in particular if we are unable to comply with McDonald’s operations system and standards. A material breach of the MFAs would trigger McDonald’s option to acquire our non-public shares or our interests in Venezuela. See “—Risks Related to Our Business and Operations—McDonald’s has the right to acquire all or portions of our business upon the occurrence of certain events and, in the case of a material breach of the MFAs, may acquire our non-public shares or our interests in one or more Territories at 80% of their fair market value.”
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
We maintain policies and procedures that require our employees to comply with anti-corruption laws, including the Foreign Corrupt Practices Act of 1977 (the “FCPA”), and our corporate standards of ethical conduct. Our employees, including part-time employees, are eligible to participate in training on ethical and anti-corruption standards, and we utilize our online campus to provide such training. However, we cannot ensure that these policies and procedures will always protect us from intentional, reckless or negligent acts committed by our employees or agents. If we are not in compliance with the FCPA and other applicable anti-corruption laws, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition, and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S. or other governmental authorities could adversely impact our reputation, cause us to lose or become disqualified from bids, and lead to other adverse impacts on our business, financial condition and results of operations.
Any tax increase or change in tax legislation may adversely affect our results of operations.
Since we conduct our business in many countries in Latin America and the Caribbean, we are subject to the application of multiple tax laws and multinational tax conventions. Our effective tax rate therefore depends on these tax laws and multinational tax conventions, as well as on the effectiveness of our tax planning abilities. Our income tax position and effective tax rate are subject to uncertainty as our income tax position for each year depends on the profitability of Company-operated restaurants and on the profitability of franchised restaurants operated by our sub-franchisees in tax jurisdictions that levy income tax at a broad range of rates. It is also dependent on changes in the valuation of deferred tax assets and liabilities, the impact of various accounting rules, changes to these rules and tax laws and examinations by various tax authorities. If our actual tax rate differs significantly from our estimated tax rate, this could have a material impact on our financial condition. In addition, any increase in the rates of taxes, such as income taxes, excise taxes, value added taxes, import and export duties, and tariff barriers or enhanced economic protectionism could negatively affect our business. Fiscal measures that target either quick-service restaurants (“QSRs”) or any of our products could also be taken.
We cannot assure you that any governmental authority in any country in which we operate will not increase taxes or impose new taxes on our operations or products in the future.

Tax, customs or other inspections and investigations in any of the jurisdictions in which we operate may negatively affect our business and results of operations.
From time to time, we are subject to inspections or other investigations by federal, municipal and state tax and customs authorities in Latin America. These inspections and investigations may generate tax or other assessments, including fines, and could lead to other civil or criminal investigations which, depending on their results, may have a material adverse effect on our reputation, business, operations and financial results. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”
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
We rely heavily on our computer systems and network infrastructure across our operations including, but not limited to, point-of-sale processing at our restaurants. We implement security measures and controls that we believe provide reasonable assurance regarding our security posture. However, there remains the risk that our technology systems are vulnerable to damage, disability or failures due to physical theft, fire, power loss, telecommunications failure or other catastrophic events. If those systems were to fail or otherwise be unavailable, and we were unable to recover in a timely way, we could experience an interruption in our operations. Moreover, security breaches, data breaches and cyberattacks involving our systems may occur from time to time. Although we have procedures and controls in place to protect our systems and safeguard confidential information, including personal information, and financial data, we have been and continue to be subject to a range of internal and external security breaches, denial of service attacks, malware, phishing attacks, viruses, worms and other disruptive problems caused by hackers. Data breaches, security incidents and cyberattacks can result from, among other things, inadequate personnel, inadequate or failed internal control processes and systems, or external events or actors that interrupt normal business operations. Our information technology systems contain personal, financial and other information that is entrusted to us by our customers, our employees and other third parties, as well as financial, proprietary and other confidential information related to our business. The proper and secure functioning of our technology, financial and processing systems is critical to our business and to our ability to compete effectively.
Furthermore, we have experienced a rise in transactions through online digital channels for which we rely on third-party operators or trusted certified payment gateways to handle sensitive financial transactions and other sensitive customer information. Our increasing reliance on third-party systems also presents the risks faced by the third party’s business, including the operational, security and credit risks of those parties. Moreover, due to our digital strategy, there has also been an increase in the number of registered customers, now in the dozens of millions, for whom we store and process personal information to strengthen our relationship with customers. Although we work with our customers, third-party service providers and other third parties to develop secure data and information processing, collection, authentication, management, usage, storage and transmission capabilities and to ensure the eventual destruction of confidential information, including personal information, to prevent against information security risk, we, our third-party service providers or other third parties with whom we do business have been and continue to be the target of cyberattacks or subject to other information security incidents or breaches. An actual or alleged security breach of our or their systems has resulted and could result in additional disruptions, shutdowns, theft or unauthorized disclosure of personal, financial, proprietary or other confidential information. The occurrence of any of these incidents could result in reputational damage, adverse publicity, loss of consumer confidence, reduced sales and profits, fines, increased costs of regulatory compliance or enhanced measures against such security or data breaches, complications in executing our growth initiatives and regulatory and legal risk.

Our insurance may not be sufficient to cover certain losses.
We face the risk of loss or damage to our properties, machinery, cash and inventories due to fire, theft, climate change and natural disasters such as earthquakes and floods. While our insurance policies cover some losses with respect to damage or loss of our properties, machinery, cash and inventories, our insurance may not be sufficient to cover all such potential losses. For example, we suffered losses in connection with a truck drivers’ strike in Brazil in 2018, which disrupted our supply chain that were not covered by our insurance policies. Our losses due to lower sales as a result of the COVID-19 pandemic were also not covered. Furthermore, we generate significant cash from our operations and have been and continue to be the target of theft of that cash from employees, suppliers and service providers that has resulted and could result in future losses that may not be fully covered by our insurance.
In addition, even if any such losses are fully covered by our insurance policies, such fire, theft, climate change or natural disasters may cause disruptions or cessations in our operations that would adversely affect our financial condition and results of operations.
Risks Related to Our Industry
The food services industry is intensely competitive and we may not be able to continue to compete successfully.
Although competitive conditions in the QSR industry vary in each of the countries in which we conduct our operations, in general, we compete with many well-established restaurant companies on price, brand image, quality, sales promotions, new product development and restaurant locations. Since the restaurant industry has few barriers to entry, our competitors are diverse and range from national and international restaurant chains to individual, local restaurant operators. Our largest sources of competition include Restaurant Brands International (which franchises Burger King, Popeyes and Tim Hortons), Yum! Brands (which franchises KFC restaurants, Taco Bell and Pizza Hut and Pizza Hut Express restaurants), Carl’s Junior and Subway. In Brazil, we also compete with Habib’s, a Brazilian QSR chain that focuses on Middle Eastern food, and Bob’s, a primarily-Brazilian QSR chain that focuses on hamburger product offerings. We also face strong competition from new businesses targeting the same clients we serve, as well as from street vendors of limited product offerings, including hamburgers, hot dogs, pizzas and other local food items. We expect competition to increase as our competitors continue to expand their operations, introduce new products and market their brands.
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
Increases in commodity prices, logistic or other operating costs could harm our operating results.
Food and paper costs represented 35.3% of our total sales by Company-operated restaurants in 2021, and 22.2% of our food and paper raw materials cost is exposed to fluctuations in foreign exchange rates. We source, among other commodities, beef, chicken, potatoes, produce, sauces, dairy mixes, dairy cheeses, grains, sugar, fiber and coffee. The cost of food and supplies depends on several factors, including global supply and demand, new product offerings, weather conditions, fluctuations in energy costs and tax incentives, all of which makes us susceptible to substantial price and currency fluctuations and other increased operating costs. Our hedging strategies on the imported portion of our food and paper raw materials may not be successful in fully offsetting cost increases due to currency nor commodities fluctuations. Furthermore, due to the competitive nature of the restaurant industry, we may be unable to pass increased operating costs on to our customers, which could have an adverse effect on our results of operations.
Demand for our products may decrease due to changes in consumer preferences or other factors.
Our competitive position depends on our continued ability to offer items that have a strong appeal to consumers. If consumer dining preferences change due to shifts in consumer demographics, dietary inclinations, for example those who are looking for vegan products, trends in food sourcing or food preparation and our consumers begin to seek out alternative restaurant options, our financial results might be adversely affected. In addition, negative publicity surrounding our products could also materially affect our business and results of operations.
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
We have also started a digital transformation with the goal of increasing our engagement with our customers and using data in order to improve our decision-making. As a result of the COVID-19 pandemic, we have accelerated our digital transformation plans to better serve our customers. In order to accomplish this goal, we made structural changes in our IT, including creating a “digital factory,” which we call ADvance, to facilitate collaboration across groups within Arcos Dorados and adopting agile methodologies and principles to aid different groups in transforming products and services and the customer experience, or in otherwise achieving a specific business objective. We may not fully realize the intended benefits of these significant investments, or we might not find or retain the right talent to operate the new digital tools, or these initiatives may not be well executed, and therefore our business results may suffer.
Our business activity may be negatively affected by disruptions, catastrophic events, climate change or health pandemics.
Unpredictable events beyond our control, including war, terrorist activities, political and social unrest, climate change and natural disasters (or expectations about them), could disrupt our operations and those of our sub-franchisees, suppliers or customers, have a negative effect on consumer spending or result in political or economic instability. These events could reduce demand for our products or make it difficult to ensure the regular supply of products through our distribution chain. Climate change and other environmental issues may also increase the frequency and severity of weather-related events and natural disasters or affect customer behavior or preferences.
In addition, incidents of health pandemics, food-borne illnesses or food tampering could reduce sales in our restaurants. Widespread illnesses such as avian influenza, the H1N1 influenza virus, e-coli, bovine spongiform encephalopathy, hepatitis A or salmonella could cause customers to avoid meat or fish products. Furthermore, our reliance on third-party food suppliers and distributors increases the risk of food-borne illness incidents being caused by third-party food suppliers and distributors who operate outside of our control and/or multiple locations being affected rather than a single restaurant. In addition, recurrent events in our region related to Dengue, Yellow Fever and Zika viruses, as well as the COVID-19 outbreak in 2020, have resulted in heightened health concerns in the region, which could reduce the visits to our restaurants if these cases are not controlled.
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
In addition, our industry has long been subject to the threat of food tampering by suppliers, employees or customers, such as the addition of foreign objects to the food that we sell. Furthermore, the increase in sales through our delivery channel also represents an increased risk of food tampering because we do not have control of the food once it leaves our restaurants. Reports, whether true or not, of injuries caused by food tampering have in the past negatively affected the reputations of QSR chains and could affect us in the future. While we require that suppliers maintain procedures and practices to ensure food safety and quality requirements, we cannot guarantee that suppliers will not breach their requirement to uphold our safety measures and standards or timely detection. Instances of food tampering, even those occurring solely at competitor restaurants, could, by causing negative publicity about the restaurant industry, adversely affect our sales on a local, regional, national or systemwide basis. A decrease in customer traffic as a result of public health concerns or negative publicity could materially affect our business, results of operations and financial condition.

Restrictions on promotions and advertisements directed at families with children and regulations regarding the nutritional content of children’s meals may harm McDonald’s brand image and our results of operations.
A significant portion of our business depends on our ability to make our product offerings appealing to families with children. Argentina, Brazil, Chile, Colombia, Mexico, Uruguay and Peru are considering imposing, or have already imposed, restrictions that impact the ways in which we market our products, including proposals that would have the effect of restricting our ability to advertise directly to children through the use of toys and to sell toys in conjunction with food.
For instance, in June 2012, Chile passed a law banning the inclusion of toys in children’s meals with certain nutritional characteristics (Law Nº 20,606). This law came into effect on June 26, 2016. The ban in Chile also restricts advertisements to children under the age of 14. As a result of these laws, we modified our children’s meals in order to continue offering toys in them. However, we were subject to several audits by the Chilean authorities. Chilean Law Nº 20,869, which also came into effect on June 26, 2016, restricts advertisements on television and in movie theaters between 6:00 a.m. and 10:00 p.m. This law affects food products that exceed certain standards of nutritional quality set by the Chilean authorities. These restrictions on advertisements did not affect or have any impact on our sales. On June 26, 2019, strict standards of nutritional quality set by the Chilean authorities came into effect. As a result of modifications that we made to the contents of some of our products in adherence with these stricter standards, we were able to continue offering toys in children’s meals and Happy Meals in Chile grew proportionally in line with the rest of the business in the country and the rest of the Company.
In 2013, Peru approved Law No. 30021, which, together with the corresponding Regulatory Decree approved in June 2017, restricts the advertising of processed food products and non-alcoholic beverages intended for children under 16. In addition, regulations establish that advertisements of food products and non-alcoholic beverages containing trans-fat and high levels of sodium, sugar and saturated fat must contain a warning stating that excessive consumption should be avoided. These regulations do not include food prepared on the spot at the request of a customer.
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
We are subject to increasingly strict data protection laws in the markets in which we operate and these laws are subject to frequent change. For example, we are subject to the Brazilian General Data Protection Law (“Lei Geral de Proteção de Dados” or “LGPD”), federal law 13,709/2018, which became effective in September 2020. The LGPD significantly improves Brazil’s existing legal framework by regulating the use of personal data by the private and public sectors. The concept of “data processing” is broad and includes the collection, storage, transfer, deletion and other activities related to personal data. All companies that offer services or have operations involving personal data handling in Brazil are required to comply with the LGPD rules and adopt administrative and technical security measures to protect personal data. Starting in August 1, 2021, administrative sanctions under the LGPD are being applied by the National Data Protection Authority (“ANPD”). Additionally, the ANPD has entered into cooperation agreements with the consumer protection agencies and other public agencies to more efficiently oversee and regulate matters related to data protection. Furthermore, in February 2022 Brazil’s national congress approved a constitutional amendment making the protection of personal data, including on digital media, a fundamental right protected under its constitution. The LGDP is very similar to the European Union General Data Protection Regulation (“GDPR”), which we are subject to in certain French territories where we operate in the Caribbean.
Similarly, Argentina, Uruguay, Peru, Ecuador, Colombia and Chile have established data protection laws that largely follow the same framework. In Argentina, Law No. 25,326 (the “Data Protection Law”) is also very similar to the GDPR and requires companies that process personal data to register with Agency of Access to Public Information (“AAPI”), prescribes the instances in which data may be processed based on the law, requires that individuals be notified prior to their personal data being processed, among other security measures. Under the Data Protection Law, the AAPI has the power to impose pecuniary and non-pecuniary sanctions on companies that fail to comply with the law. Like Argentina and Brazil, Uruguay also has in place data protection laws similar to the GDPR, including Decree No. 64/020, that it has been strengthening in recent years. Among its recent developments, data protection laws in Uruguay have extended the scope of data protection regulation to data collected and treated abroad, when it is related to the offering of products and services in Uruguay, and requiring appointment of a compliance officer for data protection and preparation of a data protection impact assessment when more than 35,000 data subjects are being processed. In Ecuador, the Personal Data Protection Law became effective on May 26, 2021, which adopts international standards and measures on data protection. In Colombia, Law 1581 also requires companies to have in place data protection measures and yearly disclosure of such measures and a database of providers, clients and employees with the superintendency of industry and commerce. In Chile, there is currently a draft bill under review by congress to amend the Personal Data Protection Law No. 19,628, which largely follows the same framework of the GDPR.
In Peru, companies are required to comply with the Personal Data Protection Law No. 29733, which similarly regulates the use of personal data. Failure to comply is punishable with economic fines by the Personal Data Protection Authority. In November 2019, Peru approved the Directorial Resolution No. 80-2019-JUS/DGTAIPD, Practical Guide to Comply with the “Obligation to Inform,” which obligates companies to inform the various owners of personal data of the processing of their personal data and provides information about the obligation and various exceptions to it. Furthermore, in January 2020, Peru approved the Directorial Resolution N° 02-2020-JUS/DGTAIPD, Directive of the Personal Data Processing through Video Surveillance System, which establishes new obligations and prohibitions in any place where video surveillance is conducted.
Failure to comply with these laws or other data protection laws enacted in the markets in which we operate, could result in legal proceedings and substantial penalties. Furthermore, the current regulatory environment in the markets in which we operate and the focus on stricter data protection frameworks may result in material operational and compliance costs that could adversely affect our business.

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
In addition, beginning in 2018, Latin America experienced a wave of regulatory attempts to eliminate plastic bags and single use plastic products in the region. In many countries, new laws and regulations, especially in relation to the use of plastic bags, plastic straws and plastics in general have already been approved and in many cases will carry stiff penalties for violations. We have addressed this issue in our business by removing the plastic straws in nearly all of our markets and instead using alternative products. Additionally, in most of the markets in which we operate, we removed plastic lids from products used in our business and changed the salad containers in Argentina and other markets to cardboard containers, which led to a significant reduction in single use plastic in our operation within the last three years. We will need to find suitable alternatives before these new laws and regulations become effective. Regulations tend to be replicated across countries, and we are seeing an increase in related activity, both nationally and locally, in Brazil, Mexico, Colombia, Argentina, Ecuador, Chile, Uruguay, Peru, Guadeloupe, Martinique and French Guiana among other territories.
We may need to quickly replace other plastic products that we continue to use should additional laws and regulations be put in place, like draft bills establishing a minimum environmental protection standard regarding single-use plastics. For instance, Peru approved provisions to reduce the use of single-use plastic and prohibit its manufacture and purchase. Implementation of this new regulation was completed in December 2021. Similarly, in August 2021, Chile passed Law No. 21,368 that regulates single-use packaging and containers, which was defined to mean glasses, cups, bowls, cutlery, chopsticks, cups, straws, plates, glasses, boxes or containers for packaged food, trays, envelopes, placemats and lids, provided that they are not reusable. The law prohibits the delivery of any single-use containers for customers dining in and only allows the delivery of disposable products made of recyclable materials, other than plastic, for customers ordering to go. The law prohibits all plastic straws, stirrers, cutlery and chopsticks. Some of the provisions of the Chilean law become effective on February 13, 2022 and it is expected to be implemented in full force as of August 13, 2024. A similar law is currently being contemplated and likely to come into effect in Martinique and Guadeloupe next year. The enactment of additional laws and regulations to limit or eliminate the use of plastic products could increase our costs and have a material adverse effect on our business and results of operations, as these alternative products may be more expensive than the plastic products we currently use or may be difficult to find.
Our business is subject to an increasing focus on ESG matters.
In recent years, there has been an increasing focus on ESG matters by stakeholders, including employees, franchisees, customers, suppliers, governmental and non-governmental organizations and investors. A failure, whether real or perceived, to address ESG matters or to achieve progress on our ESG initiatives could adversely affect our business, including by heightening other risks disclosed in this annual report, such as those related to consumer behavior, consumer perceptions of our brand, labor costs and shortages, supply chain interruptions, commodity costs, and legal and regulatory complexity.
As a result of this heightened focus, including from governmental and nongovernmental authorities, and our commitment to social and environmental sustainability matters, we may provide expanded disclosure, establish or expand goals, commitments or targets, and take actions to meet such goals, commitments and targets. The goal, commitments or targets we set for ourselves regarding ESG, public policy or other matters, and our ability to meet such standards, is subject to risks and uncertainties, many of which are outside our control and may impact our business. Moreover, addressing ESG matters requires systemwide coordination and alignment, and the standards by which certain ESG matters are measured are evolving and subject to assumptions that could change over time. Furthermore, if we are not effective, or are not perceived to be effective, in addressing social and environmental sustainability matters or meeting such goals, commitments and targets, it may impact perceptions of our brand or expose us to market, operational, reputational and execution costs or risks.

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
We engage in business activities throughout Latin America and the Caribbean. In 2021, 68% of our revenues were derived from Brazil, Argentina, Puerto Rico and Mexico. As a result, our business is and will continue to be subject to the risks generally associated with international business operations, including:
•governmental regulations applicable to food services operations;
•changes in social, political and economic conditions;
•transportation delays and other supply chain disruptions;
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
Arcos Dorados’ growth and profitability depend on political stability and economic activity in Latin America and the Caribbean, especially in emerging market countries. Recent political unrest and social strife could affect developments and perception of risk in this region. For example, in 2020, several countries saw protests relating to the handling of the COVID-19 pandemic by their respective governments. Moreover, in 2021, political and social unrest in Colombia sparked widespread political demonstrations, which lasted a few months, and resulted in significant obstruction of transportation of supplies and goods for businesses and Colombian households. These demonstrations affected our operations and forced us to look to alternative supply chains. In addition, in 2021, political and social unrest in Latin American countries, including as a result of presidential elections held in Chile and Peru, sparked political demonstrations and, in some instances, violence. In Chile, for instance, polarizing candidates and a runoff election led to some violent protests and clashes with security forces. In Guadeloupe and Martinique, at the end of 2021, a call for an indefinite general strike was made by a group of trade unions and citizens’ organizations to protest against imposition of a health pass and the compulsory vaccination of health workers against COVID-19. The strike took place for almost one month impacting the operation of our restaurants.
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
The success of our business is dependent on discretionary consumer spending, which is influenced by general economic conditions, consumer confidence and the availability of discretionary income in the countries in which we operate. Latin American countries have historically experienced uneven periods of economic growth, recessions, periods of high inflation and economic instability. In 2019, economic growth in many Latin American countries slowed, with some entering recessions. Economic conditions remained challenging in 2021 as a result of COVID-19, although most economies rebounded from the economic contractions of 2020. Any prolonged economic downturn in the future could result in a decline in discretionary consumer spending. This may reduce the number of consumers who are willing and able to dine in our restaurants, or consumers may make more value-driven and price-sensitive purchasing choices, eschewing our core menu items for our entry-level food options. We may also be unable to sufficiently increase prices of our menu items to offset cost pressures, which may negatively affect our financial condition.
In addition, a prolonged economic downturn may lead to higher interest rates, significant changes in the rate of inflation or an inability to access capital on acceptable terms. Our suppliers and service providers could experience cash flow problems, credit defaults or other financial hardships. If our sub-franchisees cannot adequately access the financial resources required to open new restaurants, this could have a material effect on our growth strategy.

Risks Related to Our Class A Shares
Mr. Woods Staton, our Executive Chairman, controls all matters submitted to a shareholder vote, which will limit your ability to influence corporate activities and may adversely affect the market price of our class A shares.
Mr. Woods Staton, our Executive Chairman, owns or controls common stock representing 38.0% and 75.4%, respectively, of our economic and voting interests. As a result, Mr. Woods Staton is and will be able to strongly influence or effectively control the election of our directors, determine the outcome of substantially all actions requiring shareholder approval and shape our corporate and management policies. The MFAs’ requirement that Mr. Woods Staton at all times hold at least 51% of our voting interests and 30% of our economic interest likely will have the effect of preventing a change in control of us and discouraging others from making tender offers for our shares, which could prevent shareholders from receiving a premium for their shares. Moreover, this concentration of share ownership may make it difficult for shareholders to replace management and may adversely affect the trading price for our class A shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. This concentration of control could be disadvantageous to other shareholders with interests different from those of Mr. Woods Staton and the trading price of our class A shares could be adversely affected. See “Item 7. Major Shareholders and Related Party Transactions―A. Major Shareholders” for a more detailed description of our share ownership.
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
Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our class A shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association, we are authorized to issue up to 420,000,000 class A shares, of which 132,787,384 class A shares were outstanding as of December 31, 2021 and 2,309,062 class A shares were held in treasury. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our class A shares.
As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A shares.
Section 303A of the New York Stock Exchange, or “NYSE,” Listed Company Manual requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. British Virgin Islands law, the law of our country of incorporation, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee, and our board thus may not include, or may include fewer, independent directors than would be required if we were subject to these NYSE requirements. Since a majority of our board of directors may not consist of independent directors as long as we rely on the foreign private issuer exemption to these NYSE requirements, our board’s approach may, therefore, be different from that of a board with a majority of independent directors, and as a result, the management oversight of our Company may be more limited than if we were subject to these NYSE requirements.
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
We are a British Virgin Islands company incorporated with limited liability and our affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law, including the BVI Business Companies Act (As Revised) or the “BVI Act.” Our company number in the British Virgin Islands is 1619553. As provided in sub-regulation 4.1 of our memorandum of association, subject to British Virgin Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction and, for such purposes, full rights, powers and privileges.
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
We hold our McDonald’s franchise rights pursuant to the MFA for all of the Territories except Brazil, executed on August 3, 2007, as amended and restated on November 10, 2008 and as further amended on August 31, 2010, June 3, 2011 and March 17, 2016, entered into by us, LatAm, LLC (the “Master Franchisee”), our former wholly owned subsidiary Arcos Dorados Coöperatieve U.A., Arcos Dorados B.V., certain subsidiaries of the Master Franchisee, Los Laureles, Ltd. and McDonald’s. On March 21, 2018, Arcos Dorados Group B.V. (together with Arcos Dorados B.V. and us, the “Owner Entities”) replaced Arcos Dorados Coöperatieve U.A. as party to the MFA. On August 3, 2007, our subsidiary Arcos Dourados Comercio de Alimentos S.A., the Brazilian Master Franchisee, and McDonald’s entered into the separate, but substantially identical, Brazilian MFA, which was amended and restated on November 10, 2008. Arcos Dourados Comercio de Alimentos S.A., formerly a limited liability company, changed its legal constitution and became a closely-held company (“Sociedade por Ações Fechada” or “S.A.”) as of November 23, 2020, subject to certain publication and reporting requirements, including with respect to all acts or decisions made by its shareholders or its board of directors that impact or could impact third parties. See “Item 10. Additional Information―C. Material Contracts―The MFAs.”

The Axionlog Split-off
We used to own and operate some of the distribution centers in the Territories, which operations and related properties we refer to as Axionlog (formerly known as Axis). As of the date of the split-off, Axionlog operated in Argentina, Chile, Mexico and Venezuela, and its main third-party customers were Sodexho, Eurest, Sadia, WalMart, Carrefour, Subway and Dairy Queen. We effected a split-off of Axionlog to our existing shareholders in March 2011. For additional information about the split-off of Axionlog, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—The Axionlog Split-off.”
Geographic Division Update
Prior to October 1, 2021, our operating segments had been comprised of four geographic divisions: (i) Brazil; (ii) the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; (iii) NOLAD, consisting of Costa Rica, Mexico and Panama; and (iv) SLAD, consisting of Argentina, Chile, Ecuador, Peru and Uruguay.
Effective October 1, 2021, the Company made certain changes in its internal management structure in order to gain operational agility. As a result, the Company reorganized its operation from four geographic divisions to three geographic divisions, as follows: (i) Brazil; (ii) NOLAD, which now consists of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana and the U.S. Virgin Islands of St. Croix and St. Thomas; and (iii) SLAD, which now consists of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Segment Presentation.”
Capital Expenditures and Divestitures
Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period or such other commitment or period that McDonald’s may approve during the term of the MFAs. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable three-year period or such other commitment or period that McDonald’s may approve, while the reinvestment plan specifies the amount we must spend reimaging or upgrading restaurants in the Territories during the applicable three-year period or such other commitment or period that McDonald’s may approve. Prior to the expiration of the then-applicable three-year period we must agree with McDonald’s on a subsequent restaurant opening plan and reinvestment plan. In the event that we are unable to reach an agreement on subsequent plans prior to the expiration of the then-existing plan, the MFAs provide for an automatic increase of 20% in the required amount of reinvestments as compared to the then-existing reinvestment plan and a number of new restaurants no less than 210 multiplied by a factor that increases each period during the subsequent three-year restaurant opening plan or such other commitment or period that McDonald’s may approve. We may also propose, subject to McDonald’s prior written consent, amendments to any restaurant opening plan and/or reinvestment plan to adapt to changes in economic or political conditions.
As a result of the business disruptions caused by the COVID-19 pandemic, we agreed with McDonald’s to withdraw our previously-approved 2020-2022 growth and investment plan and on December 18, 2020, we reached an agreement with McDonald’s on a growth and investment plan for 2021 only. In January 2022, we reached an agreement with McDonald’s on a new growth and investment plan. To support our future growth, we plan to open at least 200 new restaurants and to modernize at least 400 restaurants, with capital expenditures of approximately $650 million from 2022 to 2024. In addition, McDonald’s Corporation agreed to continue providing growth support subject to our compliance with the terms of the growth and investment plan subject to our compliance with the terms of the growth and investment plan, which is expected to result in an effective royalty rate of about 5.6% of sales in 2022 and 6.0% of sales in 2023 and 2024. If we are unable to meet our commitments under this new plan or are otherwise unable to obtain a waiver from McDonald’s, we will be in default under the terms of the MFAs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—The COVID-19 pandemic, including any new variants, and its impact in the regions in which we operate could materially and adversely affect our business, results of operations and cash flows.”
As a result of our previous restaurant opening plan and reinvestment plan, property and equipment expenditures were $115 million, $86.3 million and $265.2 million in 2021, 2020 and 2019 respectively. In 2021, we opened 46 restaurants, reimaged 34 existing restaurants, and opened 27 McCafé and 107 Dessert Centers. In 2020, we opened 9 restaurants, reimaged 37 existing restaurants, and opened 118 Dessert Centers. In 2019, we opened 90 restaurants, reimaged 267 existing restaurants, opened 6 McCafé locations and 296 Dessert Centers. In 2021, 2020 and 2019, we closed 21, 66 and 20 restaurants, respectively.

In addition, outflows related to purchases of restaurant businesses paid at acquisition date totaled $0.2 million in 2021, $3.8 million in 2020 and $2.7 million in 2019.
Proceeds from the sale of property and equipment and sales of restaurant businesses, including related advances, totaled $2 million, $0.8 million and $8.2 million in 2021, 2020 and 2019, respectively.

B.    Business Overview
Overview
We are the world’s largest independent McDonald’s franchisee in terms of systemwide sales and number of restaurants, according to McDonald’s, representing 3.1% of McDonald’s global sales in 2021. We have the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to collectively as the Territories. As of December 31, 2021, we operated or franchised 2,261 McDonald’s-branded restaurants, which represented 6.1% of McDonald’s total franchised restaurants worldwide. In 2021 and 2020, we accrued $131.4 million and $111.0 million, respectively, in royalties to McDonald’s (not including royalties accrued on behalf of our sub-franchisees).
We operate in the QSR sub-segment of the fast food segment of the Latin American and Caribbean food service industry. In Latin America and the Caribbean, the fast food segment has benefited from the region’s increasing modernization, as people in more densely populated areas adopt lifestyles that increasingly seek convenience, speed and value.
We commenced operations on August 3, 2007, as a result of the Acquisition. We operate McDonald’s-branded restaurants under two different operating formats, Company-operated restaurants and franchised restaurants. As of December 31, 2021, of our 2,261 McDonald’s-branded restaurants in the Territories, 1,579 (or 69.8%) were Company-operated restaurants and 682 (or 30.2%) were franchised restaurants. We generate revenues primarily from two sources: sales by Company-operated restaurants and revenues from franchised restaurants. Revenues from franchised restaurants primarily consist of rental income, which is generally based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. We own the land for 490 of our restaurants (totaling approximately 1.1 million square meters) and the buildings for all but 8 of our restaurants.
Prior to October 1, 2021, our operating segments had been comprised of four geographic divisions: (i) Brazil; (ii) the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; (iii) NOLAD, consisting of Costa Rica, Mexico and Panama; and (iv) SLAD, consisting of Argentina, Chile, Ecuador, Peru and Uruguay.
Effective October 1, 2021, the Company made certain changes in its internal management structure in order to gain operational agility. As a result, the Company reorganized its operation from four geographic divisions to three geographic divisions, as follows: (i) Brazil; (ii) NOLAD, which now consists of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana and the U.S. Virgin Islands of St. Croix and St. Thomas; and (iii) SLAD, which now consists of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao.
As of December 31, 2021, 46.5% of our restaurants were located in Brazil, 27.6% in NOLAD and 25.9% in SLAD. We believe our diversified market presence reduces our dependence on any one market and helps stabilize the impact of individual countries’ economic cycles on our revenues. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

The following table presents a breakdown of total revenues by division:

	For the Years Ended December 31,
	2021	2020	2019
	(in thousands of U.S. dollars)
Total Revenues
Brazil	$1,002,781	$862,748	$1,385,566
NOLAD	780,866	584,646	676,382
SLAD (1)	876,294	536,825	897,129
Total	2,659,941	1,984,219	2,959,077

(1)Currency devaluations in Venezuela have had a significant effect on our income statements and have impacted the comparability of our income statements. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Foreign Currency Translation—Venezuela.”
Our Operations
Company-Operated and Franchised Restaurants
We operate our McDonald’s-branded restaurants under two basic structures: (i) Company-operated restaurants operated by us and (ii) franchised restaurants operated by sub-franchisees. Under both operating alternatives, the real estate location may either be owned or leased by us.
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
In contrast to Company-operated restaurants, franchised restaurants are operated and managed by the sub-franchisee with technical and operational support from us as master franchisee, including training programs, operations manuals, access to our supply and distribution network and marketing assistance. Under our conventional franchise arrangements, sub-franchisees provide a portion of the capital required by initially investing in the equipment, signs, seating and decor of their restaurants, and by reinvesting in the business over time. We are required by the MFAs to own the real estate or to secure long-term leases for franchised restaurant sites. We subsequently lease or sublease the property to sub-franchisees. This arrangement allows for long-term occupancy of the property and assists in the alignment of our sub-franchisees’ interests with our own.
In exchange for the lease and services, franchisees pay a monthly rent to us, generally based on the greater of a fixed rent or a certain percentage of gross sales. In addition to this monthly rent, we collect the monthly continuing franchise fee, which generally is 5% of the U.S. dollar equivalent of the restaurant’s gross sales, and pay these fees to McDonald’s pursuant to the MFAs. However, if a sub-franchisee fails to pay its monthly continuing franchise fee, we remain liable for payment in full of these fees to McDonald’s. Pursuant to the MFAs, franchisees pay an initial franchise fee in connection with the opening of a new franchised restaurant and a transfer fee upon transfer of a franchised restaurant, both of which are subsequently shared by McDonald’s and us. See “Item 10. Additional Information—C. Material Contracts—The MFAs—Franchise Fees.”

The chart below illustrates the economics for Company-operated restaurants and franchised restaurants in the case of owned and leased real estate:

OWNED Real Estate
LEASED Real Estate
Company-operated Restaurants
Investment
Land
Equipment
Building
ArcOpCo Cash Margin
Sales
Investment
Equipment
Building
ArcOpCo Cash Margin
Sales
Franchised Restaurants
Investment
Land
Building
Franchisee Cash Margin
Rental Income
Investment
Building
Franchisee Cash Margin
Rental Income

Source: Arcos Dorados
In addition, we are the majority stakeholder in two joint ventures that collectively own 15 restaurants in Argentina and Chile. We consider these restaurants to be Company-operated restaurants. We have also granted developmental licenses to 8 restaurants. Pursuant to the developmental licenses, the developmental licensees own or lease the land and building in which the restaurant is located and pay a franchise fee to us, in addition to the continuing franchise fee due to McDonald’s. We consider these restaurants to be franchised restaurants. The above mentioned joint ventures and developmental licenses were in existence at the time of the Acquisition.
Additionally, in November 2021, a joint venture was formed with a Mexican sub-franchisee in which the Company is a minority stakeholder. We consider these restaurants to be franchised restaurants. The Company’s joint ventures in Argentina, Chile and Mexico operate as a joint venture under the traditional definition used within the McDonald’s system for such business arrangements. For purposes of this annual report, a joint venture is an entity that operates certain restaurants in the Company’s territory in which the Company is a stakeholder together with a third party. This third party is always a sub-franchisee of the Company. Although the Company exercises significant influence over the entity’s operating and financial policies, the third party is responsible for the day-to-day operation of the entity’s restaurants. Restaurants operated by entities in which the Company has a majority stake are considered to be Company-operated; whereas, entities in which the Company holds a minority stake are considered to be franchised.
Restaurant Categories
We classify our restaurants into one of four categories: (i) freestanding, (ii) food court, (iii) in-store and (iv) mall stores. Freestanding restaurants are the largest type of restaurant, have ample indoor seating and include a drive-thru area and parking lot. Food court restaurants are located in malls and consist primarily of a front counter and kitchen and do not have their own seating area. In-store restaurants are part of a larger building, but they do not have a drive-thru area or a parking lot. Mall stores are located in malls like food court restaurants, but have their own seating areas. As of December 31, 2021, 1,109 (or 49.1%) of our restaurants (not including non-traditional satellite stores) were freestanding, 580 (or 25.7%) were food courts, 273 (or 12.1%) were in-stores and 297 (or 13.1%) were mall stores. These percentages vary by country, and may shift as opportunities in malls and more densely populated areas become available in some of the Territories.

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
Reimaging
An important component of our development plan is the reimaging of existing restaurants. As of December 31, 2021, we completed 34 new reimaging projects of our restaurants as compared to December 31, 2020. Our restaurants that have undergone reimaging during the past three years have experienced an additional increase in sales per restaurant over the comparable sales growth experienced by restaurants which have not been reimaged in the same period. Both we and McDonald’s are committed to maintaining an image for our restaurants that creates a contemporary dining experience. Over the last few years, we have invested substantially in the reimaging of our restaurants, and we, pursuant to the MFAs, have committed to a significant reimaging plan. See “Item 10. Additional Information—C. Material Contracts.”
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
McCafé locations have been a key factor in adding value to our customers’ experience and represented 7.4% of the total transactions and 3.9% of total sales of the restaurants in which they were located in 2021. As of December 31, 2021, there were 268 McCafé locations in the Territories, of which 14.9% were operated by sub-franchisees. Argentina and Brazil, with 95 and 78 locations, each, have the greatest number of McCafé locations. The first McCafé in Latin America was opened in Argentina in 1999. Pursuant to the MFAs, we have the right to add McCafé locations to the premises of our restaurants.
Below are images of the interior of two of our McCafé locations:

Dessert Center - Ice Cube

Source: Arcos Dorados
In addition to McCafé locations, Dessert Centers have been a very successful brand extension. Dessert Centers operate both as part of our existing restaurant locations and separately, as standalone locations. For those Dessert Center locations that operate separately from our restaurant locations, they depend on our restaurants for supplies and operational support. For example, a mall store restaurant can provide support for several Dessert Centers located in different locations throughout the same mall. Our Dessert Centers are conveniently located to attract customers, thereby serving as important transaction generators and providing an effective method of extending our brand presence to non-traditional areas. At Dessert Centers, customers can purchase a variety of dessert items, including the McFlurry and soft-serve ice cream. Dessert Centers require low capital expenditures and provide returns on investment and operating margins that are significantly higher than our regular restaurant operations. As such, we believe they are an important driver in increasing our market penetration.
Dessert Centers represented 23.9% of our transactions and 6.7% of our total sales in 2021. As of December 31, 2021, there were 3,265 Dessert Centers in the Territories. Dessert Centers are highly successful in Brazil, where we have 2,013 locations. The first Dessert Center was created in Brazil in 1979.

The following maps set forth our McCafé locations and Dessert Centers in each of the Territories as of December 31, 2021:

Network of McCafé Locations	Network of Dessert Centers
268 total McCafé locations	3,265 total Dessert Centers

Source: Arcos Dorados
The McDonald’s Brand
Interbrand, a brand consulting firm, ranked McDonald’s ninth among the top twenty global brands in 2021. In addition, we believe that in Latin America and the Caribbean, the McDonald’s brand benefits from an aspirational cachet as a “destination” restaurant with a reputation for safe, fresh, affordable and good-tasting food in an attractive setting. McDonald’s strong brand equity stems from the dedicated execution of its brand promise and its ability to associate with the local community where it operates. McDonald’s sets the standard in the restaurant industry worldwide for brand stewardship and marketing leadership.

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
Our menus feature three tiers of products: (i) affordable entry-level options, such as our McTrio 3x3 in Mexico and Incondicionales in Colombia, (ii) core menu options, such as the Big Mac, Happy Meal and Quarter Pounder, and (iii) premium options, such as Big Tasty and Signature Collection, chicken sandwiches and salads for those clients that want lower calorie options. These platforms can be based on the type of products, such as beef, chicken, salads or desserts, or on the type of customer targeted, such as the children’s menu. We have offered a new menu with fewer calories and less sugar and sodium in the majority of our Territories since 2011. Since 2013, we have offered dairy products, fruits or vegetables with our Happy Meals in all of the Territories except Venezuela. In November 2019, we joined McDonald’s Corporation in its mission to serve foods that are a win-win for families, providing delicious and nutritious food that appeal to both kids and parents. In the markets in which we operate, we are offering a Happy Meal menu that complies with the following criteria: less than 600 calories, less than 30% of calories from total fat, less than 10% of calories from saturated fat, less than 650 mg sodium, less than 10% of calories from added sugar, no artificial flavors and no added colors from artificial sources and balanced fruit and vegetable content. Arcos Dorados’ new nutritional policy was publicly endorsed by major health and nutrition bodies of various countries, such as Inter-American Society of Cardiology, the Brazilian Association of Nutrition (ABRAN), the Argentine Cardiology Foundation, the Peruvian Nutrition Society (SOPENUT), and the Uruguayan Association of Dietitians and Nutritionists.
Our core menu is the most important element of our menu strategy because it includes most of our product offerings, includes well-recognized food choices that have global customer acceptance and are what customers repeatedly order at McDonald’s-branded restaurants worldwide. We expanded our core products with new options such as Double Big Mac, Big Mac Bacon and Quarter Pounder with Bacon, Lettuce and Tomato in many countries, which are being offered for a limited time only. We have also introduced different sauces for the McNuggets with McNuggetear in many countries.
Product Development
We closely follow consumer trends in all the markets in which we operate to identify opportunities to keep evolving our products. In recent years, for instance, we have identified consumer preference for more natural food, and, as a result, we have been working with our supply chain teams to remove artificial flavors and colors from various core ingredients, including the Big Mac sauce, cheddar cheese, ketchup, mustard, and vanilla ice cream, among others. In turn, these changes have allowed us to transform our core products in response to consumer trends, including the Big Mac, Quarter Pounder with Cheese, Chicken McNuggets, Happy Meal products, hamburgers and cheeseburgers. While we fully aim to evolve our products along with consumer trends and provide new and better options on our menu, we also recognize the importance of preserving the very characteristic of McDonald’s delicious flavors and food safety standards.
During 2021, we focused our menu on our core items, eliminating many products with low sales volumes, to reduce complexity in our kitchens.
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
We work closely with McDonald’s to develop new product offerings and McDonald’s considers our recommendations regarding regional tastes and preferences and works with us to accommodate such tastes and preferences. We continue to benefit from McDonald’s product development efforts following the Acquisition and have access to a library of products developed globally for the McDonald’s system. For example, in 2021, we took the Crispy Chicken special offer from the U.S. and successfully launched it in Puerto Rico and Mexico. This special offer consists of 3 different chicken sandwiches (classic, spicy and deluxe) made with a unique recipe: special bread, butter, pickles, 100% chicken breast and spicy sauce. In addition, we continue to benefit from the Hamburger Universities in the United States and Brazil and the experimental kitchen located in Brazil that aims to develop locally relevant products for the region. The Hamburger Universities and the food studio models have been McDonald’s main global source of people and product development. The Hamburger Universities provide restaurant managers, mid-managers and owner/operators with training on best practices in different aspects of the business, like restaurant and people management, sales and accounting, while emphasizing consistent restaurant operations procedures, service, quality and cleanliness.
Product and Pricing Strategy
Value perceptions change significantly between markets and even between areas within a single market. In order to adjust pricing to meet customers’ expectations in each market, we have developed local expertise aimed at understanding the dynamics of the local marketplace and the characteristics of its customers using data analytics and digital tools. We also examine trends in the pricing of raw materials, packaging, product-related operating costs as well as individual item sales volumes to fully understand profitability by item. In addition, we use international consultants with particular experience in this area to understand marketplace dynamics and consumer characteristics. These insights feed into the local markets’ menu, promotional and pricing strategy as well as the marketing plan that is disseminated to both Company-operated and franchised restaurants. Restaurants may then adjust pricing and/or item offerings as they choose in an attempt to optimize sales, profitability and local preferences. This cycle is part of an overall revenue management philosophy and is part of our business management practices utilized throughout the region.
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
We promote the McDonald’s brand and our products by advertising in all of the Territories. We create, develop and coordinate marketing plans and promotional activities throughout the Territories; however, pursuant to the MFAs, McDonald’s reserves the right to review and approve any advertising materials and related promotional activities and may request that we cease using the materials or promotional activities at any time if McDonald’s determines that they are detrimental to its brand image. We are required under the MFAs to spend at least 5% of our gross sales, and our sub-franchisees generally are required to pay us a certain percentage of their gross sales for the portion of advertising expenditures related to their restaurants, on advertisement and promotion activities. The only exception to this policy is in Mexico, where both we and our sub-franchisees contribute funds to a cooperative that is responsible for advertisement and promotion activities for Mexico. In connection with the COVID-19 outbreak, McDonald’s granted us a reduction of the advertising and promotion spending requirement from 5% to 4% of our gross sales for the full year 2020. Beginning on January 1, 2021, we resumed spending 5% of our gross sales on advertising and promotion.
Our advertisement and promotion activities are guided by our overall marketing plan, which identifies the key strategic platforms that we aim to leverage to drive sales. The advertisement and promotion program is formulated based on the amount of advertisement and promotion support needed for each strategic platform for the year. Our key strategic platforms include menu relevance, by introducing premium products and extending core product lines, convenience and strengthening the kids and family experience. In terms of pricing, we understand that our customers seek great-tasting food at affordable prices and that their perception of value while at the restaurant is a significant factor in determining overall satisfaction and frequency of visits. Other initiatives included the “books or toys” campaign in all our markets in Latin America, through which we sold more than 20 million books since 2013 and which aims to encourage children’s creativity. In 2021 we continued focusing our efforts in communicating the hygiene and safety procedures we follow through our McProtegidos Program in all our restaurants across all markets. We strengthened sales channels like McDelivery with special offers and repositioned the drive- thru sales channel in order to adapt to the new mobility trends. In addition, we successfully rebuilt our family business with the introduction of family bundles like the Family Box. All advertised Happy Meal bundles in the markets in which we operate comply with McDonald’s Corporation’s Global Marketing to Children Policy, including its Global Happy Meal Nutrition Criteria.
To unlock further growth, Arcos Dorados has committed to win the digital race in Latin America. We have created a dedicated department that is working under agile methodologies to accelerate our digital offerings. We are doubling down in our digital marketing capabilities to acquire, activate and engage customers through personalization. We continue to evolve our Mobile App which is the leader in the QSR industry with over 62 million downloads and 4+ star ratings. Additionally, we are developing new digital solutions to respond to customer trends such as mobile order & pickup.

Through our digital platform, Arcos Dorados will offer customers the personal, fast and easy experiences they love and provide them with many reasons to keep coming back.
Through the execution of these initiatives, we work to enhance the McDonald’s experience for customers throughout the Territories, and increase our sales and customer counts. We aim to position ourselves as a “forever young” brand that provides its customers delicious “feel good moments” through a youthfully energetic, distinctly casual, personally engaging and delightful dining/brand experience.
Regional Operations
The Company is divided into three geographic divisions: Brazil, NOLAD and SLAD. Except for Brazil, the other two divisions are subsequently divided into sub-groups comprised of individual Territories. The presidents of the divisions report directly to our chief operating officer.
The following map sets forth the number of our restaurants in each of our operating divisions as of December 31, 2021:

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

Set forth below is a summary of our restaurant portfolio as of December 31, 2021.

	Ownership			Store Type(1)						Real Property(2)
Portfolio by Division	Company-Operated	Franchised	Total	Freestanding	Food Court	In-Store	Mall Store	Dessert Centers	McCafé Locations	Owned	Leased
Brazil	631	420	1,051	499	347	91	114	2,013	95	108	943
NOLAD	453	172	625	380	137	51	56	536	14	203	414
SLAD	495	90	585	230	96	131	127	716	159	179	406
Total	1,579	682	2,261	1,109	580	273	297	3,265	268	490	1,763

(1)    Non-traditional satellite restaurants are not included in these figures.
(2)    Developmental licenses and mobile stores are not included in these figures.
Brazil
Brazil is our largest division in terms of restaurants, with 1,051 restaurants as of December 31, 2021 and $1,002.8 million in revenues in 2021, representing 46.5% and 37.7% of our total restaurants and revenues, respectively. Our operations in Brazil are based in São Paulo and McDonald’s has been present in Brazil since opening its first restaurant in Rio de Janeiro in 1979.
NOLAD
NOLAD includes nine countries with 625 restaurants as of December 31, 2021 and $780.9 million in revenues in 2021, representing 27.6% and 29.4% of our total restaurants and revenues, respectively. Its primary market is Mexico, where the division’s management is based. McDonald’s has been present in Mexico since opening its first restaurant in Mexico City in 1985. Mexico represents 58.4% of NOLAD’s restaurants and 27.6% of NOLAD’s revenues, and Mexico is our second-largest market in terms of restaurants.
SLAD
SLAD includes ten countries with 585 restaurants as of December 31, 2021 and $876.3 million in revenues in 2021, representing 25.9% and 32.9% of our total restaurants and revenues, respectively. The division’s management is based in Colombia and its primary market is Argentina, where McDonald’s has been present since opening its first restaurant in Buenos Aires in 1986. As of December 31, 2021, Argentina represented 37.8% of SLAD’s restaurants and 40.1% of SLAD’s revenues in 2021. Argentina is our third-largest market in terms of restaurants.
Seasonality
Our sales and revenues are generally greater in the second half of the year than in the first half. Although the impact on our results of operations is relatively small, this impact is due to increased consumption of our products during the winter and summer holiday seasons, affecting July and December, respectively.
Supply Chain and Distribution
Supply chain management is an important element of our success and a crucial factor in optimizing our profitability. Currently, we have an integrated and centralized supply chain management system that focuses on (i) the highest possible quality and food safety standards, (ii) competitive market pricing that is predictable and sustainable over time, and (iii) leveraging of local, regional and global sourcing strategies to obtain competitive advantages. This system consists of the selection and development of suppliers that are able to comply with McDonald’s high quality and food safety standards and the establishment of the appropriate type of relationships with them. These standards, which are based on the highest industry standards, such as International Organization for Standardization (ISO) standards, British Retail Consortium (BRC) standards, Global Food Safety Initiative (“GFSI”), and others, include requirements with respect to our suppliers’ food safety and quality management systems, product consistency and timeliness, meeting or exceeding all local food regulations and compliance with our policies, procedures and guidelines. The supplier quality management system includes compliance with Hazard Analysis Critical Control Point (“HACCP”), an internationally recognized method of identifying and managing food safety risk addressed through the analysis and control of biological, chemical and physical hazards from raw material production, procurement, handling, manufacturing and distribution. Due to our supply chain management described above, we believe our products have a competitive advantage because they have many unique attributes that make them appealing to our customers. For instance, our Chicken McNuggets are made of 100% white meat; our frying oil is 100% free of trans fatty acids; the dairy mix for our sundaes and the McFlurry undergo pasteurization processes to provide best-in-class quality and safest products; our vegetables are harvested in the fields with good agricultural practices and are washed and sanitized; and our beef patties are made with 100% pure beef and do not contain additives or preservatives.
Pursuant to the MFAs, we purchase core products and services, such as beef, chicken, buns, potatoes, produce, sauces, cheese and dairy mixes, from approved suppliers and distributors who satisfy the above mentioned requirements. If McDonald’s were to determine that any product or service offered by an approved supplier is not in compliance with its standards, it may terminate the supplier’s approved status. Beyond the purchase of core products and services, we have no restrictions on which suppliers or distributors we may use. We have largely continued the supply relationships that McDonald’s had established prior to the Acquisition, and we developed relationships with new suppliers in accordance with McDonald’s product and supplier requirements, including the following: Supplier Quality Management System (SQMS), Social Workplace Accountability (SWA), Distributor Quality Management Program (DQMP), Animal Health and Welfare (AH&W) and Packaging Quality Management Systems (PQMS), among others.
Since the process to become an approved supplier is lengthy, costly and requires proof of compliance with McDonald’s high quality standards, we have found that oral agreements with our approved suppliers generally are sufficient to ensure a reliable supply of quality food products, and we have developed long-term relationships with most of our suppliers. In addition, we enter into written agreements with most of our suppliers regarding the cost of such goods, which can be based on pricing protocols, formula costing, benchmarking or open bidding processes, as appropriate. Our 35 largest suppliers account for approximately 75% of our supplies, excluding Venezuela, and no single supplier or group of related suppliers account for more than 15% of our total food and paper costs. Among our main suppliers are Marfrig Global Foods S/A, McCain Foods Limited, HAVI Group L.P., Reyes Holdings L.L.C., Axionlog B.V, Savencia Fromage & Dairy, Coca Cola Company, American Beef S.A., Tyson Foods, Aryzta S.A., Bimbo S.A, Frima S.A., BRF S.A., Schreiber Foods Inc., Kerry Group plc., Golden State Foods, Lactalis, Bunge Limited, Panifresh S.A, J F C & Natural Salads Distribuidora de Produtos Hortifrutigranjeiros Ltda, Griffith Foods Worldwide Inc, Brasilgrafica S.A, IBD Foods, LLC., Servicios de Gerencia S.A., Impresora Delta S.A., Bemis Company Inc., Lacteos de Poblet S.A., Fortunato Mangravita S.A., Central de Empaques S.A., 2 F Alimentos LTDA, J.R. Simplot Company, Interbake Chile S.A., BO Packaging S.A., Empresas Carozzi and Fridosa.
Our integrated supply chain management optimizes value as we work with suppliers to develop pricing protocols, inventory management, planning and product quality. As of December 31, 2021, approximately 22.2% of the food and paper products used in our restaurants were exposed to fluctuations in foreign exchange rates. This percentage varies among the Territories; for example, 38.8% of the products consumed in Mexico are exposed to fluctuations in foreign exchange rates, while 15.1% and 59.1% of the products consumed in Brazil and Colombia, respectively, are exposed. This includes the toys distributed to our restaurants, which are imported from China. Certain supplies, such as beef, dairy and produce, must often be locally sourced in 2021 due to restrictions on their importation. Although we maintain contingency plans to back up restaurant supplies, fluctuations in exchange rates coupled with the MFAs’ requirement to purchase certain core supplies from approved suppliers, may mean that we are unable to quickly find alternate or additional supplies in the event a vendor is unable to meet our orders. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—From time to time, we depend on oral agreements with third-party suppliers and distributors for the provision of products and services that are necessary for our operations.” The suppliers deliver almost all of their products to distribution centers that are responsible for transportation, warehousing, financial administration, demand and inventory planning and customer service. The distribution centers interact directly with our Company-operated and franchised restaurants.
Until March 16, 2011, we owned and operated some of the distribution centers in the Territories, which operations and related properties we refer to as Axionlog (formerly known as Axis). See “—A. History and Development of the Company—Important Events—The Axionlog Split-off.” In 2011, we entered into a master commercial agreement with Axionlog on arm’s-length terms pursuant to which Axionlog provides us with distribution inventory, storage (dry, frozen and chilled) and transportation services in Argentina, Chile, Colombia, Mexico, Uruguay, Peru, Venezuela and Ecuador. During 2021, Axionlog began providing logistics and transportation services in Martinique, French Guiana Guadeloupe, Aruba and Curaçao. For additional information about our transactions with Axionlog, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—The Axionlog Split-off.”

Supply Chain Management and Quality Assurance
All menu products sold meet McDonald’s and Arcos Dorados’ specifications, including new products and promotions (except branded products, such as McFlurry toppings or Coca Cola Beverages, which follow standards specified by their brands). We work with our suppliers to implement testing of key standards at each stage of our supply chain, including raw materials, farming, processing and distribution. As an example, we have audits in place to verify that produce suppliers follow sustainable and socially responsible global agricultural practices. All protein suppliers also undergo Animal Health and Welfare Policy, bovine spongiform encephalopathy disease (beef suppliers), Good Manufacturing Practices (“GMP”), traceability and HACCP audits. At the processing stage, we implement a supplier quality management system that encourages continuous improvement in each key product category. These processes are measured, scored and audited on a regular basis to guarantee continuity and improvement. We conduct seminars annually with key suppliers on topics such as standards calibration, product sensory evaluation and best practices, and all suppliers are audited annually by a third party for compliance with McDonald’s Supplier Quality Management System (SQMS) and Supplier Workplace Accountability (“SWA”) programs.

The SWA program, for instance, promotes a set of global standards for suppliers in the McDonald’s supply chain and helps to assess topics related to human rights, business integrity, workplace environment, management systems and grievance mechanisms. The SWA program enables us to mitigate risks to our brand, preserve the integrity of our supply chain and contribute to the consistent delivery of high quality and safe products without interruption, while also providing our suppliers with helpful tools to understand our expectations regarding ethical and safe treatment of individuals. Moreover, the SWA program verifies our suppliers’ compliance with our expectations and standards by, among others, requiring suppliers to agree to adhere to the McDonald’s supplier code of conduct, complete an annual self-assessment questionnaire, cooperate with third-party onsite audits and carry out any corrective and preventative action plans for any non-compliance identified.
As members of GFSI, we encourage our suppliers to adopt any scheme under the umbrella of GFSI that are recognized globally. We measure compliance through visits to processing plants, supplier summits, regularly scheduled audits and sensory testing for core products that is achieved through a combination of products, equipment and operational procedures. At the distribution stage, we deployed the McDonald’s Distribution Quality Management Program, which includes a shelf-life management system, strict temperature controls upon receipt of goods, a sophisticated stock recovery program and a quality inspection program upon receiving and unloading food items. In 2017, we complemented our audit process with the implementation of unannounced GMP audits at the facilities of high-risk suppliers (categorized as Category 1 suppliers).
Additionally, in 2017. we introduced a restaurant food safety audit, which is an audit of our vendors run by a third-party contractor. We participate in the restaurant operations improvement process designed by McDonald’s, under which Company-operated and franchised restaurants are visited at least three times in any 12-month cycle to identify system opportunities to continuously improve our operations. Visits are conducted by our operation consultants, who assess restaurants based on food quality, service and cleanliness. Vendors must also establish measures to prevent intentional or unintentional harm to people, products and processes, as well as associated losses. We expect our vendors to be able to demonstrate, among others, facility security and food defense plans based on recognized and valid methodologies, ensure that only authorized persons have access to their facilities, maintain protocols to report any breaches or suspected breaches of security with plans for investigation and corrective actions and perform risk analysis on ingredients and raw materials to ensure compliance with food safety and quality requirements.
We also participate in the Service Management Group Inc. (“SMG”) program, which is operated by McDonald’s in several different regions, and provides customers with the opportunity to provide feedback on their experiences at our restaurants and with our products using a link to an online survey. Customer feedback obtained through the SMG program is sent to a centralized monitoring system that evaluates key operations indicators. Our multidisciplinary teams, which include members of our Supply Chain and Marketing and Operations teams, work to improve quality and efficiency at the restaurant level throughout the Territories.
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

Our Customers
We aim to provide our customers with safe, fresh and great-tasting food at a good value and a favorable dining experience in the family friendly environment demanded by our target demographic of young adults and families with children. Based on data from the United Nations Economic Commission for Latin America and the Caribbean, the Territories represented a market of approximately 555 million people in 2020—equivalent to the combined population of the United States, Germany, France and the United Kingdom—of which approximately 23.1% are under 14 years old and 39.2% are under 25 years old. As a business focused on young adults in the 14 to 35 age range and families with children, our operations have benefited, and we expect to continue to benefit, from our Territories’ population size, age profile when compared to more developed markets and improving socio-economic conditions.
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
Regulation
We are subject to various multi-jurisdictional federal, regional and local laws in the countries in which we operate affecting the operation of our business, as are our sub-franchisees and suppliers. Each restaurant is subject to licensing and regulation by a number of governmental authorities, which include zoning, health, safety, sanitation, tax, operating, environmental, building and fire agencies in the jurisdiction in which the restaurant is located. Difficulties in obtaining, or the failure to obtain, required licenses or approvals can delay or prevent the opening of a new restaurant in a particular area. Restaurant operations are also subject to federal and local laws governing matters such as wages, working conditions and overtime. We are also subject to tariffs and regulations on imported commodities and equipment and laws regulating foreign investment.
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
Certain countries in which we conduct operations have imposed, and may continue to impose, price controls that restrict our ability, and the ability of our sub-franchisees, to adjust the prices of our products.
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
The Creation of the Observatory of Prices and Availability of Inputs, Goods and Services Act created a technical agency under the Secretary of Commerce (the Observatory of Prices and Availability of Inputs, Goods and Services) to control and systematize prices. The current Argentine administration, which took office in December 2019, has enforced the aforementioned regulations and therefore set maximum price levels for some goods and services, which have been implemented by the secretary of commerce. Such regulations might impact the business and results of operations in the future.
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
We are also subject to labor laws applicable in the countries in which we operate. The adoption of new or more stringent labor laws or regulations could result in a material liability to us. During 2021, Venezuela implemented three increases in the minimum wage. In addition, in Argentina, certain proposed bills have attempted to implement overtime payments for weekends and mandatory employee profit-sharing, although none of those have been enacted by Congress. In Argentina there have also been enacted decrees that stated severance duplications with a decreasing scale and a cap of ARS$500,000 in case of dismissal without cause, that, according to the provisions currently in place, will apply until June 30, 2022. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—Labor shortages or increased labor costs could harm our results of operations.”
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
Environmental Issues
To the best of our knowledge, there are currently no international, federal, state or local environmental laws, rules or regulations that we expect will materially affect our results of operations or our position with respect to our competitors. However, we can provide no assurance of the effect that any possible future environmental laws will have on our operating results. There are several countries and cities with regulations either already being enforced or in the legislative process. However, those laws have not had a material effect on our operations thus far. In the city of Sao Paulo, single used plastics are banned. In Mexico City, single use plastics are also banned. In our French Caribbean territories, the Circular Economy Law presents certain challenges that will potentially require structural investments and could potentially have an impact on our business results due to the inherent specifications of the law and its applicability in the quick service industry.

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
Social Initiatives and Charitable Activities
The well-being of the communities where we operate is of considerable importance to us and we are engaged in a wide range of programs focused on positively impacting those communities. In addition to the support we give to Ronald McDonald House Charities, both currently and historically, we continue expanding our reach to the areas of Youth Opportunity and Sustainable Development and further strengthened our efforts in these areas in 2021 to reinforce our position as a socially responsible company.
Our social initiatives and charitable activities are embedded into our Recipe for the Future, which consolidates our social and environmental impact strategy and has six key pillars: youth opportunity, climate change, circular economy, sustainable sourcing, commitment to families and diversity & inclusion. The goal of Recipe for the Future is to align our efforts and follow a uniform agenda to fulfill the pillars of our impact strategy.
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
We increased our focus on Youth Opportunity because it has been one of the most significant problems facing Latin American countries in recent years. According to the Inter-American Development Bank (IDB), 40% of the working-age population in the region is young, between the ages of 15 and 29 years old. The unemployment rate of this particular age bracket is 20%, more than double the unemployment level of the general population and more than three times that of adults. Informality in the youth job sector in our region is among the largest in the world, reaching more than 60% according to the International Labour Organization (“ILO”), and we play a significant role in helping to address this issue.
Another initiative is Empleo con Apoyo, which aims to provide employment opportunities to youth with disabilities, encouraging the development of their skills and raise awareness with respect to the needs of individuals with disabilities. During 2021, more than 1700 employees were part of this program. In addition and related to Empleo con Apoyo, in 2018 we received the Global Recognition Award from the United Nations for our exemplary employment practices for disabled people in the State of São Paulo, Brazil. We maintain these practices in several of our markets through alliances with local organizations, such as the one with DISCAR in Argentina, which offers formal job opportunities to people with disabilities. In 2019, we were invited to present our work in the ILO “Decent Jobs for Youth” conference held in Rome. Arcos Dorados was the only company in our sector from Latin America invited to participate, which we believe is a testament and a recognition of the efforts we are making in helping this group of young people move forward with their lives as productive citizens. In Ecuador, we also make contributions to “Fundación el Triángulo” and in Chile to “Fundación Coanil” in order to support their local work in promoting employment opportunities for people with disabilities.
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

Additionally, in conjunction with our Latin American branch of Hamburger University, we created the training platform McCampus Comunidad, which was designed as an Arcos Dorados and McDonald’s employee training system, but has been opened to the general public, particularly to young people seeking formal job opportunities. McCampus Comunidad offers 11 free, online soft skills courses, related to leadership, digital capabilities, IT and customer services, all of which offer an official, formal certificate issued by the Hamburger University. As of December 31, 2021, over 22,000 young people from over 40 countries had enrolled and received at least one diploma from the program.
We have also continued to strengthen our partnerships with other organizations that focus on soft skills training, such as the Forge Foundation (including its branches in Argentina, Mexico, Uruguay, Peru and Mexico), Aldeas SOS, Instituto Ayrton Senna (Brazil), and Junior Achievement, among others. In 2021, we donated over $6 million in connection with our solidarity days, Gran Día and McHappy Day. Those funds were transferred to non-governmental organizations that support the development of soft skills and the employability skills of young people across the region and to support the local chapters of Ronald McDonald House Charities.
In Puerto Rico, we’ve signed a collaboration agreement with JJ Barea Foundation, a nongovernmental organization that focuses on the empowerment of at-risk young people through sports and also develops specific support programs that monitor their progress. In 2021, we provided support to more than 250 youths in the market.
In Argentina, the Fundación Sí builds and operates student houses for low-income young people that don’t have access to universities in their local communities. Through our alliance with them, more than 600 students were able to continue with their studies.
Instituto Ayrton Senna in Brazil is a renowned non-governmental organizations (“NGOs”) working to improve education at all levels. Our strong partnership allowed Arcos Dorados to reach more than 206,000 young students in their last year of public education, through the program called “socio-emotional conversations.”
In Argentina, Mexico, Panama and Costa Rica, we have an alliance with Junior Achievement. Through Junior Achievement’s different programs, young adults learn soft skills and gain an understanding of the process required to create their own enterprise. They also participate in a typical working day side-by-side with a professional volunteer. Along with Junior Achievement, we developed a volunteer program in which our staff can mentor the participants in different areas, such as helping them explore ways to create their own companies and leading conversations about creating new paths and possibilities for their future. Through this alliance, in 2021, we reached more than 14,500 young adults with opportunities to develop new technical and soft skills that will help them build a bridge between school and their future work.
We implemented passport to success explorer (“PTS Explorer”) in Mexico and Panama, in alliance with International Youth Foundation and McDonald’s Corporation. This program helps young adults develop soft and social skills, competencies for leadership and team work, among other skills. In Mexico, this program is implemented at the most important public high schools of the National College of Technical Professional Education system (Colegio Nacional de Educación Profesional Técnica or “CONALEP”) in 30 states. Through Fundación Apoyo a la Juventud, PTS Explorer is linked to the academic curriculum of the 12th grade in CONALEP. In Panama, we are working on an alliance with the Ministry of Education (MEDUCA) and the Council of the Private Sector for Educational Assistance (COSPAE). During 2021, we reached more than 13,000 young adults in both countries.
Community
In 2021, we executed our yearly Gran Día and McHappy Day campaigns, which seek to broaden our social impact. Through these campaigns, funds raised through the sale of Big Macs were donated to local organizations supporting youth employment and the Ronald McDonald House Charities. We raised more than $6 million in 2021.
Besides the Ronald McDonald Houses, in the 2021, we collaborated with more than 30 NGOs, including Aldeas Infantiles SOS in Peru, Mexico, Panama, Costa Rica and Colombia, Ayrton Senna Institute in Brazil, Fundación Sí in Argentina, Fundación Coanil in Chile, Fundación El Triangle in Ecuador, Liceo Impulso in Uruguay, Centro Man Na Obra in Aruba and Fonditut in Curaçao.
We primarily contribute to the communities in which we operate through the Ronald McDonald House Charities, which is dedicated to creating, finding and supporting programs that directly improve the health and well-being of children by providing “a home away from home” to children undergoing medical treatment in hospitals and their families. As of December 31, 2021, there were 67 Ronald McDonald House Charities programs in 13 countries in Latin America and the

Caribbean, including 30 Ronald McDonald Houses, 35 Ronald McDonald Family Rooms and 2 Ronald McDonald Mobile Care units, which were built to deliver pediatric care services to remote locations. We are really proud to contribute to this cause through our solidarity day “Gran Día” in every country in which both Ronald McDonald House Charities and Arcos Dorados operate.
Additionally, we developed different programs as part of the Happy Little House strategy to serve as allies to parents seeking to keep their children entertained and learning while they quarantined at home due to the COVID-19 pandemic.
To continue supporting our community, we developed a program called “Momento Azul” (or blue moment) in Argentina with the objective of giving customers with autism spectrum disorder and their families, the opportunity to enjoy the McDonald’s experience. The program involved lowering the level of music in our restaurants and reducing noise as well as an adapted menu with pictures. For us, inclusion is extremely relevant both because of our employees and our customers.
Diversity and Inclusion
Diversity, equity and inclusion is a priority for Arcos Dorados, as we understand that a culture of inclusion and appreciation for all employees, creates a stronger and more effective workforce.
In January 2018, Arcos Dorados formed a Diversity and Inclusion Committee aimed at promoting and fostering an inclusive culture in which gender, race, culture, sexual orientation or gender identity, religion, class or political belief, is valued and viewed as a competitive advantage and allows the company to consider and include new perspectives and backgrounds. Since 2018, the committee has worked toward improving employees’ sense of belonging in the workplace and building a more connected workforce, as we believe this creates an environment where employees work more efficiently and effectively. We believe our diversity and inclusion practices have generated improvements in business results, innovation, and decision-making, among others.
In 2021, the Committee focused on four specific areas:
•Women’s Network: our committee helped establish a women’s network, whose membership includes women at all levels of the company, from crew at the restaurant level to executives at the level of the management board. The women’s network provides a platform to elevate ideas and opinions to help women reach their highest potential within the company. Our Women’s Network offer seminars, video gatherings, and talk shows using our corporate Hamburger University platform and works to liaise with management to convey the ideas and issues that affect women in the workplace. Arcos Dorados already employs a majority of women in its workforce, with 59% of its workforce comprised of women, and we are committed to increasing the participation of women in more senior roles and positions. In addition to our internal initiatives, in 2021 we increased the number of agreements and alliances signed with non-governmental organizations, international government bodies such as the United Nations and national governments in the region to guarantee equal opportunities to jobs and promotions.
•Gender Identity and Sexual Orientation Diversity (LGBTQI+): our committee helped form a network of employees from all professional levels and areas in the company to promote LGBTQI+ issues and foster a culture of respect, inclusion and professional growth, with zero tolerance for discrimination.
•Intergenerational Diversity: our committee has focused on the creation of a less top-down hierarchical work environment, in accordance with the agile methodology, where collaborative learning and innovative culture are nurtured horizontally. The majority of our workforce is between the ages of 18 and 24 years old, and our goal is to achieve a better understanding among the different generations of employees and leverage the skills and insights of each of them.
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

Nutrition and Well-Being
As part of our commitment to offering nutritious and high-quality products to our customers, we are dedicated to actively promoting a balanced lifestyle. This includes providing reliable, accessible information to promote informed nutritional decisions. We were the first restaurant chain in Latin America to provide full nutritional and calorie information about our menu on our websites in every country. All of our products’ nutritional information is on McDonald’s owned websites and mobile apps. With respect to Happy Meal menus, since 2019, we have had a nutritional calculator on our website to complement nutritional transparency with a personalized tool to enable our customers to make informed choices about their food options. We also publish our complete list of ingredients for Happy Meal menus. In addition, in 2017, we developed our Receta del Futuro, which focuses, among other goals, on offering balanced meals that meet certain criteria regarding saturated fat, added sugar and sodium content. We also updated our Happy Meal menus in all of our markets between 2018 and 2019 by including more fruits and vegetables and reducing fat, sodium and added sugars. Since then, it contains less than 600 calories in total and is comprised of the four basic food groups (fruits and vegetables, whole grains, lean proteins and dairy products), offering enhanced nutritional value for children.
We eliminated artificial color and flavors from our core and Happy Meal products and replaced them with natural ingredients. We continue to make progress in removing artificial colors and flavors from more products on the menu. Despite the changes to our menu, we maintain our high standards of quality, including the use of 100% beef in our hamburgers and selected potatoes for our McFries.
As of August 2019, Happy Meal offerings in all of our markets complied with the nutritional criteria set by the Global McDonald’s Happy Meal Nutrition Criteria. We presented important changes in our famous Happy Meal, such as the reduction of sodium, calories and fat, and included an option for pure fruit juice with no added sugar to help promote the consumption of recommended food groups. These changes were endorsed by groups such as the Interamerican Society of Cardiology, the Brazilian Association of Nutrition, the Argentine Foundation of Cardiology, the Peruvian Society of Nutrition and the Uruguayan Association of Dieticians and Nutritionists. We continue with our responsible marketing practice complying with the Global Happy Meal Goals.
From a safety and quality perspective, we only use products that have passed strict quality and hygiene controls throughout the production chain, inside our restaurants and up to the moment they are served to our customers. These products are sourced from our approved supplier network for all McDonald’s restaurants. We believe we developed and continue to have one of the highest food safety standards in the industry, closely monitoring and enforcing adherence to those standards. All of our restaurants are audited on a yearly basis by a third-party entity. In order to ensure the quality and safety of our products, we have also implemented a supplier audit program, held by an independent audit firm, which includes Supplier Workplace Accountability (SWA), Supplier Quality Management System (SQMS) and Packaging Supplier Quality Management System Paper (PQMS).
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

Prior to the pandemic, we established a “Puertas Abiertas” (“Open Doors”) program in the region, in which guests and key stakeholders were invited to visit our kitchens and other parts of our behind-the-counter operations. This program promotes greater transparency and has hosted over 15 million customers across the region since its creation in 2015. During 2020 and 2021, due to the COVID-19 pandemic, the program was transformed into virtual tours with over 1 million customers virtually visiting our kitchens and verifying the implementation of the McProtegidos program, as well as our other food safety protocols.
Sustainable Development
As much as possible, Arcos Dorados seeks to carefully identify, control and minimize the environmental impact generated by its operation. Environmental management must permeate the entire supply chain, which is why we work with suppliers who have shared values, ensuring they comply with best practices, endorsed or recognized under international seals.
To implement these initiatives, we have developed strategic partnerships with prestigious organizations such as the World Wildlife Fund (“WWF”), the Nature Conservancy and the Rainforest Alliance the Forest Stewardship Council (“FSC”), among others.
In 2021, Arcos Dorados joined the Earth Hour for the 13th consecutive year, a worldwide initiative of the WWF, to raise the global population’s awareness and participation in environmental conservation and climate change prevention. All our restaurants and offices turn their external lights off for 60 minutes on this day.
In order to achieve reductions in our environmental impact at the restaurant level, we are taking specific actions, such as advancing our transition to renewable energy sourcing. To that end, we have signed power purchase agreement (“PPAs”) in Brazil for 275 restaurants and 40 in Argentina.
Climate Change
We are following McDonald’s Science Based Target commitment to reduce greenhouse gas (“GHG”) emissions by 2030 from 2015 levels. The commitment targets a 36% reduction in our restaurants and offices and a 31% reduction across our supply chain. Arcos Dorados has conducted its first full GHG emissions inventory to monitor and measure its carbon footprint, in accordance with internationally recognized standards and methodologies. The total GHG emissions, Scope 1 & 2 for 2021 were 356,204 tonnes on a CO2-equivalent basis (2.42% of direct emissions and 3.29% of indirect emissions). All of our 20 markets were assessed in 2021 and the outcome will be verified by a third party company, providing a higher level of transparency to the results obtained.
For the first time, we are also conducting our scope 3 inventory. This exercise is extremely valuable to understand the impact of our value chain and, more importantly, work side-by-side with our major suppliers to develop specific strategies to mitigate their emissions connected to the Arcos Dorados business.
Our 2021 Scope 3 emissions were 5,837,020 tonnes of CO2e. The categories included in the assessment were:
Upstream Activities:
•Purchased goods and services
•Capital goods
•Fuel and energy related activities
•Waste generated in operations
•Business travel
•Employee commuting

Downstream Activities:
•Transportation and distribution
•Franchisees
We believe these categories represent material components of our supply chain in all its key categories.

Arcos Dorados is aware of the impact its supply chain has on the sustainability of its business, and we see this as an priority for us. As a company, we are fully committed to the environment and to reducing the impact of our operation by means of our Recipe for the Future platform. For this reason, we actively work to identify, reduce and mitigate the social and environmental impacts, together with our suppliers, encouraging best practices in each stage of the supply chain. We participated in the Carbon Disclosure Program (“CDP”) Supply Chain Program as a member in 2021 for the fifth consecutive year. Arcos Dorados plays a leading role among the members of CDP Latin America, achieving the highest response rates from our suppliers in disclosing their environmental impacts through the CDP questionnaires. In 2021, Arcos Dorados achieved a 100% response rate from our suppliers, who were asked to respond to three questionnaires: climate change, forests and water security. Our own 2021 CDP scores are as follows: for the Forest Program, B- in cattle products, B- in soy products and B- in timber products; C for the Climate Change Program; and B- for the Water Security Program. We are satisfied with the progress made thus far. We know we still have a lot of work to do, but we believe that we are taking the necessary measures to achieve our goals.
As we continue working on the transition to a cleaner energy matrix, we expanded our renewable energy sourcing, particularly in Brazil and Argentina, and are actively exploring and leveraging the opportunities present in each market, In 2021, 11.6% of our total energy consumption came from renewable sources. We have almost tripled the renewables participation in our energy mix.
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
In 2021, we achieved 100% of compliance with our packaging sourcing commitment. We continue to display waste sorting bins in our restaurants and educate our consumers about the importance of properly sorting and recycling materials where and when possible.
On a yearly basis, we offer sustainability workshops in our restaurants and organize beach clean-up activities in several markets, such as Argentina, Chile and Uruguay and Puerto Rico, among others. We plan to expand these opportunities within our communities.
Our strategy focuses on prioritizing certain processes: eliminating or minimizing the use of packaging through design innovation; recovering and recycling where possible; and aiming to close the loop by using more recycled materials, including recycled plastic, in our packaging and restaurants, which in turn helps to drive global demand for recycled materials. By the end of 2021, approximately 100,000 UBQ trays were delivered to our restaurants in Brazil. UBQ Materials is an Israeli company that has patented a technology, that converts household waste into a climate positive, bio-based thermoplastic. All trays manufactured in Brazil are made with UBQ and we are gradually replacing the old plastic trays used in our restaurants.
We have expanded the partnership to other countries, such as Colombia, where our bakery supplier Bimbo is already transporting their product in special UBQ bun trays, exclusive to McDonald’s restaurants in the country. Additionally, in this market, we started a pilot project called “Hazlo Circular,” in partnership with the sustainability startups Amazoniko and Ifood, to offer free pickup of used food packaging from McDelivery orders from about 6,300 households of the Bogotá region to send to recycling.
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

As a result of these processes, we are happy to report that:
•In 2019, we removed 1,103 tons of single-use plastic from our restaurants.
•In 2020, we removed 1,468 tons of single-use plastic from our restaurants.
•In 2021, we removed 457 tons of single-use plastic from our restaurants.
During this 3-year period, we have removed almost 40% of the total single-use plastic from our restaurants. We will continue to move forward in becoming part of the solution and making sure these plastic items never return to our restaurants. For example, to meet our commitment to remove plastics from Happy Meal toys by the end of 2025, in 2021, we implemented 16 weeks of sustainable toys in our Happy Meal campaigns.
In addition, through other partnerships such as our partnership with Tetrapack, we are manufacturing trash bins with recycled Tetrapack containers. On average, each trash bin is constructed with 50,000 Tetrapack containers that would have otherwise ended up in the landfills of Bogotá.
We are also working with Coca Cola to recycle plastic items. We have installed plastic recycling machines in some of our restaurants in Colombia so our customers, and anyone in the area, can deposit plastics into the machines and receive points for every item. After a certain number of points accumulated, we offer a free product as a token of our gratitude for helping us take care of the planet.
We were honored to receive recognition in Chile by the Fundación Recyclapolis, sponsored by the ministry of energy and environment, for our oil recycling program. We were the first company in our segment in Chile to receive this recognition.
When it comes to fiber materials, it is important to ensure that our fiber suppliers support deforestation-free supply chains. As an interim goal for 2025, we are focused on fiber-based packaging and committed to sourcing 100% of primary fiber-based guest packaging from chain-of-custody certified or third-party verified recycled sources, where no deforestation occurs. At the end of 2021, 100% of our fiber volume met this goal. With respect to facility-level certification, 100% of our suppliers are certified as either FSC or Programme for the Endorsement of Forest Certification (“PEFC”).
Reverse logistics is another component of our recycling program. We are leveraging our logistics providers to recover cardboard from our restaurants, which is then recycled and reused to generate new packaging. The solution is being tested in several markets. In 2021, we recovered more than 93 tons of cardboard in Colombia as well as 54 tons in Mexico, which were reused in our value chain, providing us with opportunities to recycle and reduce waste. We aim to continue increasing the number of collected cardboard tons in the coming years.
Furthermore, in 2021 we established a partnership with the Israeli company UBQ to produce sustainable trays made out of organic trash to replace the plastic ones in Brazil. As a result, over 100,000 trays have been replaced in our restaurants across the country.
We also use reverse logistics for our used oil recycling program. We recycle used cooking oil in all our restaurants, which is then reused according to local regulations. For instance, in 2021, more than 2,000,000 litters of used cooking oil were recycled for further use, including as biodiesel.
The reverse logistics program leverages our efficient and extensive logistics processes. Our partner equips its fleet with sufficient capacity to transport used cooking oil from the restaurants back to the distribution center, where the oil is filtered, processed and directed to converters to manufacture biodiesel.
A similar process is followed for used cardboard boxes. Instead of sending the used cardboard boxes to the regular waste stream that ends up in landfills, our restaurants store the used cardboard boxes until they are collected by our distribution partner, who then transports the cardboard back to the distribution center, where it’s compacted and packaged to be picked-up by converters, who in turn divert the cardboard back to our own box suppliers. In short, the circular economy process guarantees that our suppliers use cardboard boxes remanufactured to package goods that are delivered to our restaurants.

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
Over the last decade, Arcos Dorados has partnered with coffee suppliers to help advance coffee sustainability. We source coffee from suppliers that meet internationally certified sustainability standards. By the end of 2021, all of our coffee suppliers reached our approved sustainable source certifications. More than 89.4% of all the coffee served in our restaurants located in Argentina, Brazil, Chile, Uruguay, Costa Rica, Mexico, Colombia and Ecuador is now Rainforest Alliance certified. Moreover, 98.5% of the total coffee served in our restaurants is certified, as we also receive certifications from other internationally certified sustainability standards.
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
In August 2016, we sourced the first certified, sustainably-produced beef in Latin America from the Novo Campo Project, which complies with the standards of the Brazilian Roundtable for Sustainable Beef (“GTPS” - Grupo de Trabalho de Pecuaria Sustentavel). We were the first restaurant in the QSR industry in Brazil to purchase beef from production cycles that meet global principles and criteria established by the Global Roundtable for Sustainable Beef (“GRSB”).
As one of the largest buyers of beef in the region, we are serious about our responsibility to help lead the industry toward more sustainable production practices. Our goal is to eliminate deforestation from our global supply chain by 2030. To that end, we comply with the “McDonald’s Deforestation-Free Beef Procurement Policy,” as the standard for purchasing beef in Brazil and Argentina, which allows us to ensure our direct beef supplies are traced and externally verified by Agrotools, a Brazilian ag-tech company and certified B-corp that provides advanced monitoring technology. Furthermore, we engage suppliers that have strong standards of animal welfare and meet McDonald’s standards and policies.
In 2021, we achieved the following deforestation-free beef policy compliance ratios: for Brazil, 99.55% of the beef purchased from direct suppliers complies with the deforestation policy; and for Argentina, 99.93% of the beef purchased from direct suppliers complies with the deforestation policy.
In addition, we lead roundtables in Brazil and Argentina to identify livestock production solutions to reduce the impact of beef production and help make this process more environmentally sound, socially responsible and economically viable. We strive to use our positions in certain organizations, like the GTPS in Brazil and the Argentine Roundtable For Sustainable Beef (MACS), to help promote sustainable livestock and lead cross-cutting and technical discussions focused on topics such as the review of the Sustainable Livestock Indicators Guide within the scope of the GTPS in Brazil and the creation of sustainable beef indicators for Argentina. Both organizations were part of GRSB and consist of representatives from different segments of the beef supply chain. We believe that we must support all stakeholders in the supply chain to achieve transformational change.
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
In 2021, Arcos Dorados reported to Mercy for Animals that as a consequence of COVID-19, our egg consumption in Latin America decreased by 23%. As we continue moving forward, we are evaluating local options to transition to cage-free eggs in several markets. Availability of suppliers who can scale up cage-free eggs has been a challenge. In addition, certain markets, as the ones located in the Caribbean, may find difficulties in sourcing local or imported cage-free eggs.
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
Sustainable Restaurants
Arcos Dorados has implemented a sustainable construction policy for its restaurants. This means that all new projects include technologies and designs to drive efficiency in the use of energy and water, as well as the use of recycled materials and incorporate features to recycle waste.
Each type of restaurant has different sustainable initiatives, which are defined in Arcos Dorados sustainable design policy for restaurants, as follows:
•Freestanding restaurant: 25 sustainable initiatives.
•In-store restaurant: 17 sustainable initiatives.
•Food court and mall restaurants: 9 sustainable initiatives.

In 2021, Arcos Dorados implemented 93% of these initiatives for the newly constructed restaurants and 98% for the remodeled restaurants. As a result, restaurants are being designed and built to maximize energy efficiency and lower water usage by including low-consumption equipment, climate-efficient architecture and systems for reusable water, while at the same time, improving accessibility for our guests and employees. We also continue to work to improve processes, such as implementing responsible use and recycling of natural resources, promoting waste sorting and separation and encouraging the use of efficient air conditioning systems.
Additionally, 2021 marked the reopening of two iconic restaurants in Latin America: our Parque 93 in Bogotá and Polanco in Mexico City. These restaurants had been previously closed for quite some time. The closure of these two restaurants presented us with the opportunity to design brand new flagship stores that will bring the latest technology, digital experience and sustainability features, such as:
•LED lightning systems
•Solar water heaters
•Automatic signage lightning system with photocells
•Low consumption air conditioning systems
•Waste separation bins for customers
•FSC certified wood panels
•Electric vehicle charging stations
•Bicycle stations
•Rainwater collection systems
•Condensation water collection systems’
•Endogenous plants

These initiatives, among others, have been deployed in our new restaurants across the region, and Parque 93 and Polanco are clear examples of flagship stores, where the Arcos Dorados strategy Receta del Futuro fully comes to life.

C.     Organizational Structure
We conduct substantially all of our business through our indirect, wholly owned Dutch subsidiary Arcos Dorados B.V. Our controlling shareholder is Los Laureles Ltd., a British Virgin Islands company, which is beneficially owned by Mr. Woods Staton, our Executive Chairman. Under the MFAs, Los Laureles Ltd. is required to hold at all times at least 51% of our voting interests and 30% of our economic interest, which is accomplished through its ownership of 100% of the class B shares of Arcos Dorados Holdings Inc., each having five votes per share. Los Laureles Ltd. has established a voting trust with respect to the voting interests in us held by Los Laureles Ltd. Los Laureles Ltd. is the beneficiary of the voting trust. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.” Arcos Dorados B.V. owns all the equity interests of LatAm, LLC, the master franchisee, and owns, directly or indirectly, all the equity interests of the subsidiaries operating our restaurants in the Territories.
The following chart shows our corporate structure as of December 31, 2021.

Los Laureles Ltd.
(1)
38.0% economic
75.4% voting
Public Shareholders
62.0% economic
24.6% voting
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
D.    Property, Plants and Equipment
Property Operations
Our long-standing presence in Latin America and the Caribbean has allowed us to build a significant property portfolio with hard-to-replicate locations in key markets across the region that enhance our customers’ experience and ultimately support our brand and market position. As of December 31, 2021, we owned the land for 490 of our 2,261 restaurants (totaling approximately 1.1 million square meters). We owned the buildings for all but 8 of our stand-alone restaurants, all of which are under developmental licenses, whereby the licensees own or lease the land on and buildings in which the restaurants are located. We lease the remaining real estate property where we operate. Accordingly, we are able to charge rent on the real estate that we own and lease to our sub-franchisees. The rental payments generally are based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. When we lease land, we match the term of our sublease to the term of the franchise. We may charge a higher rent to sub-franchisees than that which we pay on our leases, therefore deriving additional rental income.
The selection, construction and maintenance of restaurant locations and other related real estate assets, which is a key element of our performance, is determined based on an evaluation of expected returns on investment and the most efficient allocation of our capital expenditures. In addition to our restaurant property, we have (i) corporate offices in Montevideo, Uruguay; Buenos Aires, Argentina; and São Paulo, Brazil; and regional offices in Mexico City, Mexico and Bogotá, Colombia; (ii) distribution centers in the Caribbean; (iii) an industrial center called Food Town in São Paulo, Brazil, where our logistics operator is located; and (iv) training centers in São Paulo, Brazil and Buenos Aires, Argentina.

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.    Operating Results
The following discussion of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”
Segment Presentation
Prior to October 1, 2021, our operating segments had been comprised of four geographic divisions: (i) Brazil; (ii) the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; (iii) NOLAD, consisting of Costa Rica, Mexico and Panama; and (iv) SLAD, consisting of Argentina, Chile, Ecuador, Peru and Uruguay.
Effective October 1, 2021, the Company made certain changes in its internal management structure in order to gain operational agility. As a result, the Company reorganized its operation from four geographic divisions to three geographic divisions, as follows: (i) Brazil; (ii) NOLAD, which now consists of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana and the U.S. Virgin Islands of St. Croix and St. Thomas; and (iii) SLAD, which now consists of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao. In accordance with ASC 280 Segment Reporting, the Company began providing information with the revised structure of geographic divisions in the annual period ended December 31, 2021 and has restated its comparative segment information as of and for the years ended December 31, 2020 and 2019 based on the structure prevailing since October 1, 2021.
As of December 31, 2021, 46.5% of our restaurants were located in Brazil, 27.6% in NOLAD and 25.9% in SLAD. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.
We are required to report information about operating segments in our financial statements in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. We have determined that our reportable segments are those that are based on our method of internal reporting, and we manage our business and operations through our three geographic divisions (Brazil, NOLAD and SLAD). The accounting policies of the segments are the same as those for the Company on a consolidated basis.

Principal Income Statement Line Items
Revenues
We generate revenues primarily from two sources: sales by Company-operated restaurants and revenue from franchised restaurants, which primarily consists of rental income, typically based on the greater of a flat fee or a percentage of sales reported by our franchised restaurants. This rent, along with occupancy and operating rights, is stipulated in our franchise agreements. These agreements typically have a 20-year term but may be shorter if necessary to mirror the term of the real estate lease. In 2021, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.6% and 4.4% of our total revenues, respectively. In 2020 and 2019, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.5% and 4.5% and 95.0% and 5.0% of our total revenues, respectively.
Operating Costs & Expenses
Our sales are heavily influenced by brand advertising, menu selection and initiatives to improve restaurant operations. Sales are also affected by the timing of restaurant openings and closures. We do not record sales from our sub-franchised restaurants as revenues.
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
We promote the McDonald’s brand and our products by advertising in all of the Territories. Pursuant to the MFAs, we are required to spend at least 5% of our gross sales on advertisement and promotion activities annually. These activities are guided by our overall marketing plan, which identifies the key strategic platforms that we leverage to drive sales. Our sub-franchisees are generally required to pay us a certain percentage of their gross sales to cover advertising expenditures related to their restaurants. We account for these payments as a deduction to our advertising expenses. As a result, our advertising expenses only reflect the expenditures related to Company-operated restaurants. Advertising expenses are recorded within the “Occupancy and other operating expenses” line item in our consolidated statement of income (loss). The only exception to this policy is in Mexico, where both we and our sub-franchisees contribute funds to a cooperative that is responsible for advertisement and promotion activities for Mexico.

General and administrative expenses include the cost of overhead, including salaries and facilities, travel expenses, depreciation of office equipment, buildings and vehicles, amortization of intangible assets, occupancy costs, professional services and the cost of field management for Company-operated and franchised restaurants, among others.
Other operating income (expenses), net, include gains and losses on asset acquisitions and dispositions, gains related to sales of restaurant businesses, gains on contribution of businesses in equity method investments, write-offs of property and equipment, insurance recovery, impairment charges, rental income and depreciation expenses of excess properties, accrual for contingencies, write-offs and write-downs of inventory, recovery of taxes and other miscellaneous items.

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
Other non-operating income (expenses), net, primarily include certain results related to tax credits, asset taxes that we are required to pay in certain countries and other non-operating charges.
Income tax expense includes both current and deferred income taxes. Current income taxes represent the amount accrued during the period to be paid to the tax authorities while deferred income taxes represent the earnings impact of the change in deferred tax assets and liabilities that are recognized in our balance sheet for future income tax consequences.
Net income attributable to non-controlling interests relates to the participation of non-controlling interests in the net income of certain subsidiaries that collectively owned 15 restaurants at December 31, 2021 (15 restaurants at December 31, 2020).
Impact of Inflation and Changing Prices
Some of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. In general, we believe that, over time, we have demonstrated the ability to manage inflationary environments effectively. During 2021 and 2020, our revenues were favorably impacted by our pricing strategy in many of these inflationary environments, as we were able to increase average check to keep pace with inflation.
The Venezuelan market is also subject to price controls, which limit our ability to increase prices to offset the impact of continuing high inflation on our operating costs. Although we managed to navigate the negative impact of the price controls on our operations from 2015 through 2021, the existence of such laws and regulations continues to present a risk to our business. We continue to closely monitor developments in this dynamic environment.
Key Business Measures
We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth in constant currency.
In analyzing business trends, management considers a variety of performance and financial measures which are considered to be non-GAAP including: Adjusted EBITDA, comparable sales growth, systemwide data, constant currency measures and average restaurant sales.
Comparable Sales and comparable sales growth
Comparable sales is a key performance indicator used within the retail industry and is indicative of the success of our initiatives as well as local economic, competitive and consumer trends. Comparable sales are driven by changes in traffic and average check, which is affected by changes in pricing and product mix. Increases or decreases in comparable sales represent the percent change in sales from the prior year for all restaurants in operation for at least thirteen months, including those temporarily closed. Some of the reasons restaurants may close temporarily include reimaging or remodeling, rebuilding, road construction, natural disasters and/or other circumstances such as the COVID-19 pandemic. With respect to restaurants where there are changes in ownership, all previous months’ sales are reclassified according to the new ownership category when reporting comparable sales. As a result, there will be discrepancies between the sales figures used to calculate comparable sales and our results of operations. We report on a calendar basis, and therefore the comparability of the same month, quarter and year with the corresponding period for the prior year is impacted by the mix of days. The number of weekdays, weekend days and timing of holidays in a period can impact comparable sales positively or negatively. We refer to these impacts as calendar shift/trading day adjustments. These impacts vary geographically due to consumer spending patterns and have the greatest effect on monthly comparable sales while annual impacts are typically minimal.

We calculate and analyze comparable sales and average check in our divisions and systemwide on a constant currency basis, which means that sales in local currencies, including the Argentine peso and Venezuelan bolívar, are converted to U.S. dollar using the same exchange rate in the applicable division or systemwide, as applicable, over the periods under comparison to remove the effects of currency fluctuations from the analysis. We believe these constant currency measures, which are considered to be non-GAAP measures, provide a more meaningful analysis of our business by identifying the underlying business trend, without distortion from the effect of foreign currency fluctuations.
Company-operated comparable sales growth refers to comparable sales growth for Company-operated restaurants and franchised comparable sales growth refers to comparable sales growth for franchised restaurants. We believe comparable sales growth is a key indicator of our performance, as influenced by our strategic initiatives and those of our competitors.
Average Restaurant Sales
Average restaurant sales, or “ARS,” is an important measure of the financial performance of our systemwide restaurants and changes in the overall direction and trends of sales. ARS is calculated by dividing the sales for the relevant period by the arithmetic mean of the number of restaurants at the beginning and end of such period. ARS is influenced mostly by comparable sales performance and restaurant openings and closures. As ARS is provided in nominal terms, it is affected by movements in foreign currency exchange rates.
Sales Growth and sales growth in constant currency
Sales growth refers to the change in sales by all restaurants, whether operated by us or by sub-franchisees, from one period to another. We present sales growth both in nominal terms and on a constant currency basis, which means the latter is calculated by converting sales in local currencies, including the Argentine peso and Venezuelan bolívar, to U.S. dollar using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from the analysis.
Adjusted EBITDA
We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income (loss) plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sales, insurance recovery and contribution in equity method investments of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill and reorganization and optimization plan expenses. See “Item 3. Key Information—A. Selected Financial Data.”
We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. In addition, we exclude gains from sales, insurance recovery and contribution in equity method investments of property and equipment not related to our core business; write-offs of property and equipment, impairment of long-lived assets and goodwill that do not result in cash payments and reorganization and optimization plan expenses. While a GAAP measure for purposes of our segment reporting, Adjusted EBITDA is a non-GAAP measure for reporting our total Company performance. Our management believes, however, that disclosure of Adjusted EBITDA provides useful information to investors, financial analysts and the public in their evaluation of our operating performance.
Systemwide data
Systemwide data represents measures for both Company-operated and franchised restaurants. While sales by sub-franchisees are not recorded as revenues by us, management believes the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised restaurant revenues and are indicative of the financial health of our franchisee base. Systemwide results are driven primarily by our Company-operated restaurants, as 69.8% of our systemwide restaurants are Company-operated as of December 31, 2021.
Foreign Currency Translation
The financial statements of our foreign operating subsidiaries are translated in accordance with guidance in ASC 830, Foreign Currency Matters. Except for our Venezuelan and Argentine operations, the functional currencies of our foreign operating subsidiaries are the local currencies of the countries in which we conduct our operations. Therefore, the assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rates as of the balance sheet date, and revenues and expenses are translated at the average exchange rates prevailing during the period. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. We record foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than our functional currencies in our consolidated statement of income (loss).
Under U.S. GAAP, an economy is considered to be highly inflationary when its three-year cumulative rate of inflation meets or exceeds 100%. Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, were considered to be highly inflationary, and as such, the financial statements of each of these subsidiaries are remeasured as if its functional currency was the reporting currency of the relevant subsidiary’s immediate parent company (U.S. dollars for Venezuelan operations and Brazilian reais for Argentine operations from July 2018 to June 2020 and U.S. dollars since July 2020, as a result of a change in the subsidiary’s immediate parent company). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment component of “Accumulated other comprehensive income” within shareholders’ equity. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls” for information regarding exchange rates for the Argentine currencies.
Venezuela
The Company conducts business in Venezuela where currency restrictions have been in place for several years under different currency exchange regulations. Although during 2019, the Central Bank of Venezuela loosened those restrictions by permitting financial institution to participate as intermediaries in foreign currency operations, the Company’s ability to immediately access cash through repatriations continues to be limited.
Revenues and operating loss of the Venezuelan operations were $8.337 million and $4.239 million, respectively, for fiscal year 2021; $4.494 million and $7.712 million, respectively, for fiscal year 2020; and $10.184 million and $8.240 million, respectively, for fiscal year 2019.
As of December 31, 2021, the Company did not have a material monetary position, which would be subject to remeasurement in the event of further changes in the exchange rate. In addition, Venezuela’s non-monetary assets were $10.1 million (mainly fixed assets).
In addition to exchange controls, the Venezuelan market is subject to price controls. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services.
During August 2021, the Government announced the removal of six zeros from the Sovereign Bolivar (VES), effective October 1, 2021.
The Company’s Venezuelan operations, continue to be impacted by the country’s macroeconomic volatility, including the ongoing highly inflationary environment. Additionally, the operations could be further affected by more stringent controls on foreign currency exchange, pricing, payments, profits or imports, the continued migration or the high level of unemployment. The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.
Critical Accounting Estimates
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
Accounting for Taxes
We record a valuation allowance to reduce the carrying value of deferred tax assets if it is more likely than not that some portion or all of our deferred assets will not be realized. Our valuation allowance as of December 31, 2021, 2020 and 2019 amounted to $186.2 million, $235.2 million and $194.4 million, respectively. We have considered future taxable income and ongoing prudent and feasible tax strategies in assessing the need for the valuation allowance. This assessment is carried out on the basis of internal projections, which are updated to reflect our most recent operating trends, such as the expiration date for tax loss carryforwards. Because of the imprecision inherent in any forward-looking data, the further into the future our estimates project, the less objectively verifiable they become. Therefore, we apply judgment to define the period of time to include projected future income to support the future realization of the tax benefit of an existing deductible temporary difference or carryforward and whether there is sufficient evidence to support the projections at a more-likely-than-not level for this period of time. Determining whether a valuation allowance for deferred tax assets is necessary often requires an extensive analysis of positive (e.g., a history of accurately projecting income) and negative evidence (e.g., historic operating losses) regarding realization of the deferred tax assets and inherent in that, an assessment of the likelihood of sufficient future taxable income. In 2021, we recognized net gain amounting to $36.6 million as compared to net loss amounting to $46.2 million in 2020 and net gain of $23.9 million in 2019. If these estimates and assumptions change in the future, we may be required to adjust the valuation allowance. This could result in a charge to, or an increase in, income in the period this determination is made.

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
As of December 31, 2021, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $176.7 million, related to assessments for the fiscal years 2009 to 2016. No formal claim has been made for fiscal years within the statute of limitation by tax authorities in any of the mentioned matters; however, those years are still subject to audit and claims may be asserted in the future.
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

Key Business Measures
The following tables present sales, sales growth, sales growth on a constant currency basis, comparable sales growth and average restaurant sales increases/(decreases):

	Sales			Sales growth		Sales growth in constant currency		Comparable sales growth(1)
	For the Years Ended December 31,			For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2021	2020	2019	2021(2)	2020(4)	2021(2)	2020(4)	2021(3)	2020(5)
	(in thousands of U.S. dollars, except percentages)
Sales by Company-operated restaurants	2,543,907	1,894,618	2,812,287	34.3%	(32.6)%	47.3%	(16.3)%	45.6%	(19.1)%
Franchised sales(6)	938,243	740,044	1,189,533	26.8%	(37.8)%	45.8%	(14.0)%	46.7%	(13.2)%
Systemwide sales	3,482,150	2,634,662	4,001,820	32.2%	(34.2)%	46.9	(15.6)%	45.9%	(17.4)%

(1)    Comparable sales is a key performance indicator used within the retail industry and is indicative of the success of our initiatives as well as local economic, competitive and consumer trends. Comparable sales are driven by changes in traffic and average check, which is affected by changes in pricing and product mix. Increases or decreases in comparable sales represent the percent change in sales from the prior year for all restaurants in operation for at least thirteen months, including those temporarily closed. With respect to restaurants where there are changes in ownership, all previous months’ sales are reclassified according to the new ownership category when reporting comparable sales.

(2)    In nominal terms, sales increased during 2021 due to comparable sales growth of 45.9%, as a result of the increase in average check and the recovery in traffic in all divisions, due to the increase in mobility and the reduction of restrictions to our operations related to the COVID-19 pandemic. We had 1,579 Company-operated restaurants and 682 franchised restaurants as of December 31, 2021, compared to 1,576 Company-operated restaurants and 660 franchised restaurants as of December 31, 2020.

(3)    Our comparable sales increase on a systemwide basis in 2021 was driven by the increase of average check in all markets other than Panama, together with the increase in traffic recovery in all divisions, which resulted mainly from lower operational restrictions at our restaurants related to the COVID-19 pandemic, and higher mobility.

(4)    In nominal terms, sales decreased during 2020 due to the negative impact of the depreciation of currencies mainly in Brazil, Venezuela and Argentina against the U.S. dollar and due to a 17.4% decrease in comparable sales, mainly as a result of the COVID-19 pandemic, which affected traffic in all divisions. We had 1,576 Company-operated restaurants and 660 franchised restaurants as of December 31, 2020, compared to 1,580 Company-operated restaurants and 713 franchised restaurants as of December 31, 2019.

(5)    Our comparable sales decrease on a systemwide basis in 2020 was driven by the decline in traffic due to the COVID-19 pandemic in the Territories. Venezuela was the only market that ended the period with positive comparable sales, which resulted mainly from price increases driven by the hyperinflation.

(6)    Franchised sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily consist of rental income.

By division

	Sales			Sales growth		Sales growth in constant currency		Comparable sales growth
	For the Years Ended December 31,			For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2021	2020	2019	2021	2020	2021	2020	2021	2020
	(in thousands of U.S. dollars, except percentages)
Sales by Company-operated restaurants:
Brazil	$921,821	$795,228	$1,283,005	15.9%	(38.0)%	21.5%	(20.6)%	19.2%	(22.4)%
NOLAD	759,030	570,063	648,315	33.1%	(12.1)%	31.9%	(10.7)%	30.5%	(17.6)%
SLAD	863,056	529,327	880,967	63.0%	(39.9)%	102.5%	(14.1)%	101.5%	(15.4)%
Total Sales by Company-operated restaurants	2,543,907	1,894,618	2,812,287	34.3%	(32.6)%	47.3%	(16.3)%	45.6%	(19.1)%

Franchised-sales:(3)
Brazil	641,038	540,974	834,653	18.5%	(35.2)%	24.3%	(17.0)%	22.1%	(20.7)%
NOLAD	168,652	121,350	227,418	39.0%	(46.6)%	34%	(43.6)%	45.6%	(29.1)%
SLAD	128,553	77,720	127,462	65.4%	(39.0)%	213.8%	57.7%	228.4%	65.2%
Total Franchised sales	938,243	740,044	1,189,533	26.8%	(37.8)%	45.8%	(14.0)%	46.7%	(13.2)%

Systemwide sales:
Brazil	1,562,859	1,336,202	2,117,658	17.0%	(36.9)%	22.6%	(19.2)%	20.4%	(21.8)%
NOLAD	927,682	691,413	875,733	34.2%	(21.0)%	32.3%	(19.3)%	33.2%	(19.8)%
SLAD	991,609	607,047	1,008,429	63.3%	(39.8)%	116.7%	(5)%	117.1%	(6)%
Total Systemwide sales	3,482,150	2,634,662	4,001,820	32.2%	(34.2)%	46.9%	(15.6)%	45.9%	(17.4)%

	Sales			Number of restaurants			Average restaurant sales
	For the Years Ended December 31,			For the Years Ended December 31,			For the Years Ended December 31,
	2021	2020	2019	2021	2020	2019	2021(1)	2020(2)
	(in thousands of U.S. dollars, except for number of restaurants)
Sales by Company-operated restaurants	$2,543,907	$1,894,618	$2,812,287	1,579	1,576	1,580	$1,611	$1,202
Franchised sales(3)	938,243	740,044	1,189,533	682	660	713	1,376	1,121
Systemwide sales	3,482,150	2,634,662	4,001,820	2,261	2,236	2,293	1,540	1,178

(1)    Our average restaurant sales (“ARS”) increased in 2021 due to an increase in traffic as a result of lower lockdowns and more permissive measures regarding capacity due to the COVID-19 pandemic in all divisions compared to 2020 and an average check growth of 23.6% mainly driven by Venezuela’s hyperinflation and high inflation in Argentina. This was partially offset by the negative impact of the depreciation of currencies, mainly in Venezuela, Argentina and Brazil.
(2)    Our ARS decreased in 2020 due to a decrease in traffic as a result of the negative impact of the depreciation of currencies, mainly in Venezuela, Argentina and Brazil, against the U.S. dollar and lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic in all divisions. This was partially offset by an average check growth of 42.5%, mainly driven by Venezuela’s hyperinflation and high inflation in Argentina.
(3)    Franchised sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily derive from rental income.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Set forth below are our results of operations for the years ended December 31, 2021 and 2020.

	For the Years Ended December 31,		% Change
	2021	2020
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$2,543,907	$1,894,618	34.3%
Revenues from franchised restaurants	116,034	89,601	29.5%
Total revenues	2,659,941	1,984,219	34.1%
Company-operated restaurant expenses:
Food and paper	(899,077)	(677,087)	32.8%
Payroll and employee benefits	(482,608)	(413,074)	16.8%
Occupancy and other operating expenses	(772,169)	(624,154)	23.7%
Royalty fees	(131,401)	(110,957)	18.4%
Franchised restaurants – occupancy expenses	(50,627)	(43,512)	16.4%
General and administrative expenses	(210,909)	(171,382)	23.1%
Other operating income (expenses), net	26,369	(10,807)	344.0%
Total operating costs and expenses	(2,520,422)	(2,050,973)	22.9%
Operating income (loss)	139,519	(66,754)	309.0%
Net interest expense	(49,546)	(59,068)	(16.1)%
Loss from derivative instruments	(5,183)	(2,297)	125.6%
Gain from securities	—	25,676	(100.0)%
Foreign currency exchange results	(9,189)	(31,707)	(71.0)%
Other non-operating income, net	2,185	2,296	(4.8)%
Income (Loss) before income taxes	77,786	(131,854)	159.0%
Income tax expense	(31,933)	(17,532)	82.1%
Net income (loss)	45,853	(149,386)	130.7%
Less: Net income attributable to non-controlling interests	(367)	(65)	464.6%
Net income (loss) attributable to Arcos Dorados Holdings Inc.	45,486	(149,451)	130.4%
Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2021 and 2020.

Systemwide Restaurants	For the Years Ended December 31,
	2021	2020
Systemwide restaurants at beginning of period	2,236	2,293
Restaurant openings	46	9
Restaurant closings	(21)	(66)
Systemwide restaurants at end of period	2,261	2,236

Company-Operated Restaurants	For the Years Ended December 31,
	2021	2020
Company-operated restaurants at beginning of period	1,576	1,580
Restaurant openings	32	3
Restaurant closings	(12)	(56)
Net conversions of franchised restaurants to Company-operated restaurants	(17)	49
Company-operated restaurants at end of period	1,579	1,576

Franchised Restaurants	For the Years Ended December 31,
	2021	2020
Franchised restaurants at beginning of period	660	713
Restaurant openings	14	6
Restaurant closings	(9)	(10)
Net conversions of franchised restaurants to Company-operated restaurants	17	(49)
Franchised restaurants at end of period	682	660

Revenues

	For the Years Ended December 31,		% Change
	2021	2020
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants
Brazil	$921,821	$795,228	15.9%
NOLAD	759,030	570,063	33.1%
SLAD	863,056	529,327	63.0%
Total	2,543,907	1,894,618	34.3%
Revenues from franchised restaurants
Brazil	80,960	67,520	19.9%
NOLAD	21,836	14,583	49.7%
SLAD	13,238	7,498	76.6%
Total	116,034	89,601	29.5%
Total revenues
Brazil	1,002,781	862,748	16.2%
NOLAD	780,866	584,646	33.6%
SLAD	876,294	536,825	63.2%
Total	2,659,941	1,984,219	34.1%

Sales by Company-operated Restaurants
Total sales by Company-operated restaurants increased by $649.3 million, or 34.3%, from $1,894.6 million in 2020 to $2,543.9 million in 2021. This increase was mainly driven by the increase in traffic in the Territories, as a result of higher mobility and more permissive measures regarding capacity due to the COVID-19 pandemic compared to 2020, together with the increase in average check in all divisions, both of which led to an increase in comparable sales by Company-operated restaurants of $856.6 million. In addition, the conversion of 32 franchised restaurants into Company-operated restaurants, the opening of 35 Company-operated restaurants and the closure of 68 Company-operated restaurants since January 1, 2020, contributed $38.8 million to sales. This was partially offset by the depreciation of currencies against the U.S. dollar, which resulted in a $246.1 million sales decline, mainly in Argentina, Venezuela and Brazil.
In Brazil, sales by Company-operated restaurants increased by $126.6 million, or 15.9%, to $921.8 million. This was primarily due to an increase of comparable sales of 19.2%, as a result of the increase in average check, mainly related to price increases and product mix, together with higher traffic explained by higher mobility and fewer restrictions on our operations at our restaurants due to the COVID-19 pandemic compared to 2020, which resulted in a sales increase of $152.3 million. In addition, 19 net restaurants openings since January 1, 2020 resulted in a $18.7 million increase in sales. This was partially offset by the depreciation of the Brazilian real against the U.S. dollar, which resulted in a sales decrease of $44.4 million.

In NOLAD, sales by Company-operated restaurants increased by $189.0 million, or 33.1%, to $759.0 million. This was a due to an increase of comparable sales of 30.5%, driven by the increase in traffic as a result of higher mobility and more permissive measures regarding capacity at our restaurants due to the COVID-19 pandemic compared to 2020, which resulted in a sales increase of $171.6 million. The conversion of 25 franchised restaurants into Company-operated restaurants, the opening of 1 Company-operated restaurant and the closing of 29 Company-operated restaurants since January 1, 2020, contributed $10.4 million to sales. In addition, the appreciation of local currencies had a positive impact of $7.0 million in sales.
In SLAD, sales by Company-operated restaurants increased by $333.7 million, or 63.0%, to $863.1 million. This was the result of both an increase in the average check and higher traffic in the SLAD division that led to an increase in comparable sales of $532.7 million. Average check increase was related to price increases in all Territories, but particularly in Argentina and Venezuela where it was driven by the hyperinflation. Traffic increased as a result of higher mobility and more permissive measures regarding capacity at our restaurants due to the COVID-19 pandemic compared to 2020. In addition, the conversion of 7 franchised restaurants into Company-operated restaurants, the opening of 8 Company-operated restaurants and closure of 32 Company-operated restaurants since January 1, 2020 contributed $9.7 million to the increase in sales. This was partially offset by the depreciation of currencies against the U.S. dollar, in particular the Argentine peso and the Venezuelan bolívar, which caused sales to decrease by $208.7 million.
Revenues from Franchised Restaurants
Our total revenues from franchised restaurants increased by $26.4 million, or 29.5%, from $89.6 million in 2020 to $116.0 million in 2021. The increase in revenues was mainly driven by an increase in comparable sales due to higher average check and higher traffic in the Territories as a result of higher mobility and more permissive measures regarding capacity at our restaurants due to the COVID-19 pandemic compared to 2020, which caused revenues to increase by $41.3 million. In addition, the increase in rent income improved revenues from franchised restaurants of $2.4 million. This was partially offset by the depreciation of currencies against the U.S. dollar, which caused revenues to decrease by $16.9 million, coupled with the conversion of 32 franchised restaurants into Company-operated restaurants, partially offset by the net opening of 1 franchised restaurant since January 1, 2020, which decreased revenues by $0.3 million.
In Brazil, revenues from franchised restaurants increased by $13.4 million, or 19.9%, to $81.0 million, was mainly driven by an increase in comparable sales of 22.1% due to an increase in traffic and average check as a result of higher mobility and more permissive measures regarding capacity at our restaurants due to the COVID-19 pandemic compared to 2020, which increased revenues by $15.0 million. Additionally, the net opening of 9 franchised restaurants, since January 1, 2020, caused revenues from franchised restaurants to increase by $1.6 million. The increase in rental income as a percentage of sales contributed $0.8 million to revenues. This was partially offset by the depreciation of the real against the U.S. dollar, which decreased revenues by $4.0 million.
In NOLAD, revenues from franchised restaurants increased by $7.3 million, or 49.7%, to $21.8 million. This increase was driven by an increase in comparable sales of 45.6% related to the recovery of traffic in the Territories as a result of higher mobility and more permissive measures regarding capacity at our restaurants due to the COVID-19 pandemic compared to 2020, which resulted in a $7.2 million increase in revenues. This was coupled with an increase in rental income as percentage of sales that contributed $1.0 million to sales. In addition, the appreciation of local currencies had a positive impact of $0.8 million. This was partially offset by the conversion of 25 franchised restaurants into Company-operated restaurants, the opening of 2 franchised restaurants and the closing of 4 franchised restaurants since January 1, 2020 that caused revenues to decrease by $1.8 million.
In SLAD, revenues from franchised restaurants increased by $5.7 million, or 76.6%, to $13.2 million. This increase was driven by an increase in comparable sales of 228.4% due to an increase in average check, highly driven by hyperinflation in Venezuela and Argentina, and due to a recovery in traffic as a result of higher mobility and more permissive measures regarding capacity at our restaurants due to the COVID-19 pandemic compared to 2020, which resulted in a $19.0 million increase in revenues. This was coupled with an increase in rental income as a percentage of sales, which contributed $0.5 million to revenues. In addition, the depreciation of currencies against the U.S. dollar in the division represented a decrease in revenues of $13.8 million.

Operating Costs and Expenses
Food and Paper
Our total food and paper costs increased by $222.0 million, or 32.8%, to $899.1 million in 2021, as compared to 2020. As a percentage of our total sales by Company-operated restaurants, food and paper costs decreased 0.4 percentage points to 35.3%. This improvement in gross margin is explained by improvements in product mix both in NOLAD and SLAD, together with higher price increases than costs increases in those divisions.
In Brazil, food and paper costs increased by $47.2 million, or 16.8%, to $327.7 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 0.3 percentage points to 35.6%, primarily as a result of important cost increases that could not be fully transferred to prices in the division.
In NOLAD, food and paper costs increased by $61.5 million, or 30.3%, to $264.3 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.8 percentage points to 34.8%. The decline in food and paper costs in NOLAD were primarily driven by higher price increases than cost increases in Mexico and Puerto Rico, a favorable product mix in Puerto Rico, Costa Rica and Panama and improved inventory and waste management in Mexico and Panama.
In SLAD, food and paper costs increased by $113.3 million, or 58.5%, to $307.1 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 1.0 percentage points to 35.6%, mainly due to higher price increases than cost increases particularly in Colombia, where the temporary VAT elimination from June 2020 to December 2021 had a positive impact in sales while some costs are permanently exempt from VAT, and Uruguay. Additionally, the division improved its inventory and waste management, that coupled with a favorable product mix could decrease the food and paper cost over sales.
Payroll and Employee Benefits
Our total payroll and employee benefits costs increased by $69.5 million, or 16.8%, to $482.6 million in 2021, as compared to 2020. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs decreased 2.8 percentage points to 19.0%. The decrease was mostly attributable to lower management payroll as a percentage of sales in every division, lower crew payroll due to an average check increase above regular crew hour rates in most markets. This was partly offset by lower productivity in main markets.
In Brazil, payroll and employee benefits costs decreased by $1.3 million, or 0.7%, to $182.4 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased by 3.3 percentage points to 19.8%, mainly as a result of a decrease in management payroll cost as a percentage of sales due to the increase in sales, coupled with operational efficiencies. In addition, crew payroll decrease as a percentage of sales due to an average check increase above regular crew hour rates. This was partly offset by lower productivity.
In NOLAD, payroll and employee benefits costs increased by $31.2 million, or 25.8%, to $152.3 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased by 1.2 percentage points to 20.1%, mainly due to a decrease in management payroll cost as a percentage of sales due to the increase in sales mainly in Mexico and Puerto Rico. In addition, slight decreases in crew payroll as percentage of sales were due to an average check increase above regular crew hour rates in Mexico and Costa Rica and higher productivity in Panama. This was partly offset by lower productivity in Mexico and Costa Rica and regular crew hour rates increase above average check in Puerto Rico.
In SLAD, payroll and employee benefits costs increased by $39.6 million, or 36.6%, to $147.9 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits decreased by 3.3 percentage points to 17.1%. This is mainly explained by a decrease in management payroll cost as a percentage of sales due to the increase in sales mainly in Chile and Argentina. In addition, decreases in crew payroll as percentage of sales were due to an average check increase above regular crew hour rates in Chile and Uruguay.

Occupancy and Other Operating Expenses
Our total occupancy and other operating expenses increased by $148.0 million, or 23.7%, to $772.2 million in 2021, as compared to 2020. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses decreased 2.6 percentage points to 30.4%, mainly as a consequence of the increase in sales due to higher mobility and more permissive measures regarding capacity at our restaurants due to the COVID-19 pandemic compared to 2020, which led to higher absorption of fixed costs. Depreciation and amortization expenses decreased as a percentage of sales, and there were lower utilities and IT expenses in all divisions. This was partially offset by an increase in advertising and promotion expenses by 1.0 percentage point of sales in every market compared to 2020 due to an agreement with McDonald’s to reduce our advertising and promotion spending from 5% to 4% of our gross sales for the year 2020, coupled with higher maintenance and repair expenses in Brazil and NOLAD.
In Brazil, occupancy and other operating expenses increased by $24.4 million, or 9.4%, to $282.7 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased by 1.8 percentage points to 30.7%, due to higher mobility and more permissive measures regarding capacity at our restaurants due to the COVID-19 pandemic compared to 2020, which led to higher sales that had a positive impact on the absorption of fixed costs, mainly utilities, IT and maintenance and repair expenses and depreciation and amortization.
In NOLAD, occupancy and other operating expenses increased by $43.5 million, or 23.8%, to $226.4 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased by 2.3 percentage points to 29.8% due to higher absorption of fixed costs, such as utilities expenses and IT expenses due to the increase in sales related to higher mobility and more permissive measures regarding capacity at our restaurants due to the COVID-19 pandemic compared to 2020, coupled with lower depreciation and amortization expenses in the division. This was partially offset by higher maintenance and repair expenses in Mexico and Puerto Rico.
In SLAD, occupancy and other operating expenses increased by $79.8 million, or 43.5%, to $263.4 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased by 4.2 to 30.5%, due to an increase in sales as a result of higher mobility and more permissive measures regarding capacity at our restaurants due to the COVID-19 pandemic compared to 2020, which had a positive impact on fixed costs absorption such as utilities, IT services, insurance, maintenance and repair expenses. Additionally, delivery expenses decreased as a percentage of division’s sales as other sales channels, such as front counter and dessert centers, increased their participation in 2021. Also, there were lower depreciation and amortization.
Royalty Fees
Our total royalty fees increased by $20.4 million, or 18.4%, to $131.4 million in 2021, as compared to 2020. As a percentage of sales, royalty fees decreased by 0.7 percentage points to 5.2%. mainly due to the growth support funding from McDonald’s Corporation provided in 2021.
In Brazil, royalty fees decreased by $11.2 million, or 24.2%, to $35.1 million in 2021. As a percentage of sales, royalty fees decreased 2.0 percentage points to 3.8% due to the growth support funding that McDonald’s Corporation provided in 2021.
In NOLAD, royalty fees increased by $11.1 million, or 32.8%, to $44.8 million in 2021, as compared to 2020. As a percentage of sales, royalty fees remained flat.
In SLAD, royalty fees increased by $20.6 million, or 66.6%, to $51.6 million in 2021, as compared to 2020. As a percentage of sales, royalty fees increased by 0.1 percentage points to 6.0%, due to the temporary elimination of VAT in Colombia from June 2020 to December 2021 that implied recording the tax credit as an expense.
Franchised Restaurants—Occupancy Expenses
Occupancy expenses from franchised restaurants increased by $7.1 million or 16.4%, to $50.6 million in 2021, as compared to 2020, mainly due to the gain recorded in 2020 related to the settlement agreement with the remaining Puerto Rican franchisees in the market and the subsequent conversion of all restaurants in this market to Company-operated restaurants, and higher outside rent expenses. This was partially offset by depreciation of currencies, especially in Venezuela, Brazil and Argentina against the U.S. dollar.

In Brazil, occupancy expenses from franchised restaurants decreased by $0.8 million, or 2.2%, to $35.9 million in 2021, as compared to 2020, primarily due to the depreciation of the Brazilian real against the U.S. dollar. This was partially offset by an increase in outside rent and other franchise expenses.
In NOLAD, occupancy expenses from franchised restaurants increased by $5.9 million, or 193.7%, to $9.0 million in 2021, as compared to 2020, mainly due to the gain recorded in 2020 related to the settlement agreement with the remaining Puerto Rican franchisees in the market and the subsequent conversion of all restaurants in this market to Company-operated restaurants and higher rent expenses for leased properties, as a consequence of the increase in comparable sales from franchised restaurants in Mexico and Panama. In addition, appreciation of currencies against the U.S. dollar increased expenses from franchised restaurants.
In SLAD, occupancy expenses from franchised restaurants increased by $2.0 million, or 52.2%, to $5.7 million in 2021, as compared to 2020, mainly due to higher rent expenses for leased properties, as a consequence of the increase in comparable sales from franchised restaurants and higher allowances for bad debt. This was partially offset by the depreciation of the Argentinean peso and Venezuelan bolívar against the U.S. dollar.
Set forth below are the margins for our franchised restaurants in 2021, as compared to 2020. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Years Ended December 31,
	2021	2020
Brazil	55.7%	45.7%
NOLAD	58.7%	79.0%
SLAD	56.8%	49.9%
Total	56.4%	51.4%
General and Administrative Expenses
General and administrative expenses increased by $39.5 million, or 23.1%, to $210.9 million in 2021. This is explained by the increase of expenses in Venezuela of $0.2 million and higher expenses in Brazil, NOLAD and the other markets of SLAD division of $57.2 million, mainly related to higher variable compensation, severance payment and payroll expenses, together with an increase in outside service expenses. This was partially offset by the depreciation of currencies, especially the Argentine peso and the Brazilian real, that contributed $17.9 million to the reduction in general and administrative expenses.
In Brazil, general and administrative expenses increased by $3.3 million, or 6.7%, to $52.0 million in 2021, as compared to 2020. The increase resulted mainly from severances and bonuses and other variable compensation amounting to $2.5 million and $2.4 million, respectively. In addition, higher outside services for $0.9 million, together with higher payroll expenses for $0.5 million and other expenses for $0.1 million. This was partially offset by lower occupancy expenses for an amount of $0.4 million and travel expenses for $0.1 million. Additionally, the depreciation of the Brazilian real against the U.S. dollar reduced general and administrative expenses in $2.6 million.
In NOLAD, general and administrative expenses increased by $6.2 million, or 18.1%, to $40.6 million in 2021, as compared to 2020. This increase is a result of higher bonuses and other variable compensation amounting to $2.8 million and higher severance expenses of $2.1 million, and to a lesser extent due to the increase in payroll expenses amounting to $0.1 million. NOLAD division also showed higher travel and outside service expenses of $0.4 million and $0.3 million, respectively. These effects were partially offset by lower occupancy expenses for an amount of $0.2 million. The appreciation of the Mexican peso and the Euro, and the depreciation of the Costa Rican colon against the U.S. dollar increased general and administrative expenses in $0.8 million.

In SLAD, general and administrative expenses increased by $7.3 million, or 22.2%, to $40.6 million in 2021, as compared to 2020. Despite the sharp currency depreciation of the Venezuelan bolívar, Venezuela experienced an increase of general and administrative expenses of $0.2 million, mainly related to higher payroll expenses. Moreover, in the other markets of SLAD division, general and administrative expenses increased by $7.1 million in 2021, as compared to 2020. This increase is mainly explained by bonuses and other variable compensation amounting to $3.8 million, together with higher payroll amounting to $2.9 million, mainly in Argentina due to its inflationary environment, and higher outside services amounting to $2.3 million. In addition, there were higher severance expenses amounting to $1.9 million and travel and other expenses amounting to $0.8 million. This was partially offset by the depreciation of various currencies against the U.S. dollar, mainly the Argentine peso, amounting to $4.7 million.
General and administrative expenses for corporate and others increased by $22.7 million, or 41.2%, to $77.8 million in 2021, as compared to 2020. This increase is mainly related to Argentina’s inflation, as a portion of our corporate expenses are nominated in Argentine pesos. There were higher bonuses and other variable compensations for an amount of $9.8 million, higher outside services for $7.2 million and higher payroll expenses of $6.7 million, together with severance expenses of $5.7 million. In addition, there were higher other expenses and travel expenses for $4.4 million and $0.6 million, respectively. This was partially offset by lower occupancy expenses of $0.4 million and the depreciation of currencies against the U.S. dollar, especially the Argentine peso and the Brazilian real, amounting to $11.4 million.
Other Operating Income (Expenses), net
Other operating income (expense), net increased by $37.2 million, to a gain of $26.4 million in 2021 from a loss of $10.8 million in 2020. This increase was primarily attributable to gains on tax credits recognized in Brazil amounting to $18.5 million and to gains on contribution of businesses to an equity method investment amounting to $8.5 million, a decrease, in comparison to 2020, of about $6.1 million in impairment of long-lived assets charges and of about $3.8 million in inventory write-off due to lower food waste caused by the closing of our restaurant at the beginning of the COVID-19 pandemic in the region.
Operating Income (Loss)

	For the Years Ended December 31,		% Change
	2021	2020
	(in thousands of U.S. dollars)
Brazil	$117,887	$16,121	631.3%
NOLAD	48,785	30	162,516.7%
SLAD	48,614	(28,842)	268.6%
Corporate and other and purchase price allocation	(75,767)	(54,063)	(40.1)%
Total	139,519	(66,754)	309.0%

Operating income (loss) increased by $206.3 million, or 309%, to a gain of $139.5 million in 2021 from a loss of $66.8 million in 2020, as a result of the foregoing.
Net Interest Expense
Net interest expense decreased by $9.5 million, or 16.1%, to $49.5 million in 2021, as compared to 2020. The decrease was primarily explained by higher interest income due to short term investment in markets of about $15.7 million, partially offset by higher interest expense due to the aggregate principal amount of 2027 notes issued during September 2020, amounting to $12 million. Additionally, there was a reduction in 2023 notes interest expense of $5.7 million due to the exchange of 2023 Notes for 2027 Notes in 2020.
Loss from Derivative Instruments
Loss from derivative instruments increased by $2.9 million to a loss of $5.2 million in 2021, from a loss of $2.3 million in 2020, attributable to the results of derivatives instruments not designated as hedge accounting.

Gain from Securities
Gain from securities was zero in the full year ended December 31, 2021.
Foreign Currency Exchange Results
Foreign currency exchange loss decreased by $22.5 million, from a loss of $31.7 million in 2020 to a loss of $9.2 million in 2021. The variation was primarily attributable to the impact of a lower depreciation of the Brazilian reais of 7% in comparison with 29% in 2020.
Other Non-operating Income (Expenses), Net
Other non-operating income (expenses), net decreased by $0.1 million to a $2.2 million gain in 2021, as compared to a $2.3 million gain in 2020.
Income Tax Expense
Income tax expense increased by $14.4 million, from $17.5 million in 2020 to $31.9 million in 2021, mainly related to changes in pre-tax in 2021. The consolidated effective tax rate was 41.1% in 2021, as compared to (13.3)% in 2020, primarily explained by the change in the weighted-average statutory income tax rate (which amounted to 41.4% in 2021 as compared to 22.9% in 2020) related to the weighting of the results of certain markets over the total result; changes in valuation allowance of deferred tax assets, a result of net operating losses, which decreased income tax by $26.8 million in 2021 compared to an increase by $3.0 million in 2020, mainly related to use of tax loss carryforwards. In addition, there were almost no expiration of tax loss carryforwards in 2021, compared to $13.8 million in 2020.
See Note 16 to our consolidated financial statements for additional information
Net Income Attributable to Non-controlling Interests
Net income attributable to non-controlling interests was $0.4 million in the full year ended December 31, 2021.
Net Income (loss) Attributable to Arcos Dorados Holdings Inc.
As a result of the foregoing, net income (loss) attributable to Arcos Dorados Holdings Inc. increased by $195 million from a loss of $149.5 million in 2020, to a gain of $45.5 million in 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Effective October 1, 2021, the Company made certain changes in its internal management structure in order to gain operational agility. As a result, the Company reorganized its operation from four geographic divisions to three geographic divisions, as follows: (i) Brazil; (ii) NOLAD, which now consists of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana and the U.S. Virgin Islands of St. Croix and St. Thomas; and (iii) SLAD, which now consists of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao. In accordance with ASC 280 Segment Reporting, the Company began providing information with the revised structure of geographic divisions in the annual period ended December 31, 2021 and has restated its comparative segment information as of and for the years ended December 31, 2020 and 2019 based on the structure prevailing since October 1, 2021. This comparative financial information section reflects the changes as a result of the operational structure reorganization.
Sales By division

	Sales		Sales growth		Sales growth in constant currency		Comparable sales growth
	For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2020	2019	2020	2019	2020	2019	2020
	(in thousands of U.S. dollars, except percentages)
Sales by Company-operated restaurants:
Brazil	$795,228	$1,283,005	(38.0)%	2.5%	(20.6)%	11.1%	(22.4)%
NOLAD	570,063	648,315	(12.1)%	3.4%	(10.7)%	4.5%	(17.6)%
SLAD	529,327	880,967	(39.9)%	(16.4)%	(14.1)%	7,234.9%	(15.4)%
Total Sales by Company-operated restaurants	1,894,618	2,812,287	(32.6)%	(4.1)%	(16.3)%	2,606.9%	(19.1)%

Franchised-sales:
Brazil	540,974	834,653	(35.2)%	7.8%	(17.0)%	16.8%	(20.7)%
NOLAD	121,350	227,418	(46.6)%	5.1%	(43.6)%	5.2%	(29.1)%
SLAD	77,720	127,462	(39.0)%	(39.3)%	57.7%	34,921.9%	65.2%
Total Franchised sales	740,044	1,189,533	(37.8)%	(0.9)%	(14.0)%	6,118.5%	(13.2)%

Systemwide sales:
Brazil	1,336,202	2,117,658	(36.9)%	4.6%	(19.2)%	13.3%	(21.8)%
NOLAD	691,413	875,733	(21.0)%	3.9%	(19.3)%	4.7%	(19.8)%
SLAD	607,047	1,008,429	(39.8)%	(20.2)%	(5)%	11,830.9%	(6.0)%
Total Systemwide sales	2,634,662	4,001,820	(34.2)%	(3.2)%	(15.6)%	3,626.7%	(17.4)%

	Sales		Number of restaurants		Average restaurant sales
	For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2020	2019	2020	2019	2020(1)	2019(2)
	(in thousands of U.S. dollars, except for number of restaurants)
Sales by Company-operated restaurants	$1,894,618	$2,812,287	1,576	1,580	$1,202	$1,780
Franchised sales(3)	740,044	1,189,533	600	713	1,121	1,688
Systemwide sales	2,634,662	4,001,820	2,236	2,293	1,178	1,745

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
Results of operations for the years ended December 31, 2020 and 2019.
Set forth below are our results of operations for the years ended December 31, 2020 and 2019.

	For the Years Ended December 31,		% Change
	2020	2019
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$1,894,618	$2,812,287	(32.6)%
Revenues from franchised restaurants	89,601	146,790	(39.0)%
Total revenues	1,984,219	2,959,077	(32.9)%
Company-operated restaurant expenses:
Food and paper	(677,087)	(1,007,584)	(32.8)%
Payroll and employee benefits	(413,074)	(567,653)	(27.2)%
Occupancy and other operating expenses	(624,154)	(799,633)	(21.9)%
Royalty fees	(110,957)	(155,388)	(28.6)%
Franchised restaurants – occupancy expenses	(43,512)	(61,278)	(29.0)%
General and administrative expenses	(171,382)	(212,515)	(19.4)%
Other operating (expenses) income, net	(10,807)	4,910	(320.1)%
Total operating costs and expenses	(2,050,973)	(2,799,141)	(26.7)%
Operating (loss) income	(66,754)	159,936	(141.7)%
Net interest expense	(59,068)	(52,079)	13.4%
(Loss) Gain from derivative instruments	(2,297)	439	(623.2)%
Gain from securities	25,676	—	100.0%
Foreign currency exchange results	(31,707)	12,754	(348.6)%
Other non-operating income (expenses), net	2,296	(2,097)	209.5%
(Loss) income before income taxes	(131,854)	118,953	(210.8)%
Income tax expense	(17,532)	(38,837)	(54.9)%
Net (loss) income	(149,386)	80,116	(286.5)%
Less: Net income attributable to non-controlling interests	(65)	(220)	(70.5)%
Net (loss) income attributable to Arcos Dorados Holdings Inc.	(149,451)	79,896	(287.1)%

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2020 and 2019.

Systemwide Restaurants	For the Years Ended December 31,
	2020	2019
Systemwide restaurants at beginning of period	2,293	2,223
Restaurant openings	9	90
Restaurant closings	(66)	(20)
Systemwide restaurants at end of period	2,236	2,293

Company-Operated Restaurants	For the Years Ended December 31,
	2020	2019
Company-operated restaurants at beginning of period	1,580	1,540
Restaurant openings	3	65
Restaurant closings	(56)	(17)
Net conversions of franchised restaurants to Company-operated restaurants	49	(8)
Company-operated restaurants at end of period	1,576	1,580

Franchised Restaurants	For the Years Ended December 31,
	2020	2019
Franchised restaurants at beginning of period	713	683
Restaurant openings	6	25
Restaurant closings	(10)	(3)
Net conversions of franchised restaurants to Company-operated restaurants	(49)	8
Franchised restaurants at end of period	660	713

Revenues

	For the Years Ended December 31,		% Change
	2020	2019
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants
Brazil	$795,228	$1,283,005	(38.0)%
NOLAD	570,063	648,315	(12.1)%
SLAD	529,327	880,967	(39.9)%
Total	1,894,618	2,812,287	(32.6)%
Revenues from franchised restaurants
Brazil	67,520	102,561	(34.2)%
NOLAD	14,583	28,068	(48.0)%
SLAD	7,498	16,161	(53.6)%
Total	89,601	146,790	(39.0)%
Total revenues
Brazil	862,748	1,385,566	(37.7)%
NOLAD	584,646	676,383	(13.6)%
SLAD	536,825	897,128	(40.2)%
Total	1,984,219	2,959,077	(32.9)%

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
In NOLAD, sales by Company-operated restaurants decreased by $78.3 million, or 12.1%, to $570.1 million. This was a consequence of comparable sales decline of 17.6%, driven by the traffic decrease as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which caused sales to decrease by $122.3 million and the depreciation of local currencies, which had a negative impact of $8.6 million in sales. This was partially offset by the conversion of 41 franchised restaurants into Company-operated restaurant, the opening of 19 Company-operated restaurant and closure of 39 Company-operated restaurants since January 1, 2019, which contributed in $52.6 million to sales.
In SLAD, sales by Company-operated restaurants decreased by $351.6 million, or 39.9%, to $529.3 million. The hyperinflationary environment in Venezuela caused a $5.0 million net negative impact on sales by Company-operated restaurants in 2020 compared to 2019. In the other markets of the SLAD division, sales by Company operated restaurants decreased by $346.7 million as a consequence of decline in traffic as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which led to a decrease in comparable sales of $228.6 million, coupled with the depreciation of currencies against the U.S. dollar, in particular the Argentine peso, which caused sales to decrease by $125.4 million. This was partially offset by the conversion of 7 franchised restaurants into Company-operated restaurants, the opening of 12 Company-operated restaurants and closure of 30 Company-operated restaurants since January 1, 2019, which contributed $7.3 million to the increase in sales.
Revenues from Franchised Restaurants
Our total revenues from franchised restaurants decreased by $57.2 million, or 39.0%, from $146.8 million in 2019 to $89.6 million in 2020. The decrease in revenues was mainly driven by the depreciation of currencies against U.S. dollar, which caused revenues to decrease by $34.8 million, coupled with a decrease in traffic in the Territories as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which caused revenues to decrease by $16.1 million. In addition, the decrease in rent income to support sub-franchisees during the COVID-19 pandemic had a $4.2 million negative effect, together with the conversion of 41 franchised restaurants into Company-operated, partially offset by the net opening of 18 franchised restaurants, which decreased revenues by $2.1 million.
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
In NOLAD, revenues from franchised restaurants decreased by $13.5 million, or 48.0%, to $14.6 million. The conversion of all 33 franchised restaurants into Company operated restaurants in Puerto Rico and the conversion of 8 franchised restaurants into Company operated restaurants in Mexico, caused revenues to decrease by $6.2 million. Additionally, the decrease in comparable sales of 19.8% resulted in a $5.7 million decreased in revenues. The depreciation of local currencies, had a negative impact of $0.8 million in revenues The decline in rental income as a percentage of sales had a negative impact of $0.8 million.

In SLAD, revenues from franchised restaurants decreased by $8.7 million, or 53.6%, to $7.5 million. The sharp currency depreciation in Venezuela more than offset the hyperinflationary environment, causing a $0.7 million net negative impact on revenues from franchised restaurants. In the other markets of SLAD Division, the decrease in revenues from franchised restaurants of $8.0 million is mainly explained by the support given to sub-franchisees during the COVID-19 pandemic, which caused rental income to decrease as a percentage of sales in the division, and reduced revenues by $5.0 million. In addition, the depreciation of currencies against the U.S. dollar in the division, excluding Venezuela, represented a decrease in revenues of $1.7 million, and the comparable sales decline due to a decrease in traffic in the SLAD division as a result of lockdowns and capacity limits at our restaurants due to the COVID-19 pandemic caused revenues to decrease by $1.4 million. The conversion of 7 franchised restaurants into Company-operated restaurants, partially offset by 3 franchised restaurants net openings, since January 1, 2019, also caused revenues from franchised restaurants to decrease by $0.1 million.
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
In NOLAD, food and paper costs decreased by $34.1 million, or 14.4%, to $202.8 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 1.0 percentage points to 35.6%. The decline in food and paper costs in NOLAD were primarily driven by a favorable product mix in Mexico and Puerto Rico, and improved inventory and waste management in Mexico and Panama.
In SLAD, food and paper costs decreased by $137.5 million, or 41.5%, to $193.8 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 1.0 percentage points to 36.6%, mainly due to higher price increases than cost increases particularly in Argentina, but also in Chile and Uruguay that coupled with a favorable product mix could decrease the food and paper cost over sales.
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
In NOLAD, payroll and employee benefits costs decreased by $6.3 million, or 5.0%, to $121.0 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased by 1.6 percentage points to 21.2%, mainly due to a decrease in productivity, coupled with an increase in management payroll as a percentage of sales due to lower sales in the division, all related to a decrease in traffic as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, partially offset by an increase in the average check above the regular crew hour rate in Costa Rica.

In SLAD, payroll and employee benefits costs decreased by $64.6 million, or 37.4%, to $108.3 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits increased by 0.8 percentage points to 20.5% mainly as a result of a decrease in traffic in the division as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which had a negative impact in sales, increasing management payroll and decreasing productivity.
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
In NOLAD, occupancy and other operating expenses decreased by $13.5 million, or 6.9%, to $182.9 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 1.8 percentage points to 32.1% due to lower absorption of fixed costs, such as utilities due to the COVID-19 pandemic, which had a negative impact on sales, coupled with higher depreciation and amortization expenses in the division. Also, delivery expenses increased driven by an increase in sales through our delivery channel in connection with the COVID-19 pandemic.
In SLAD, occupancy and other operating expenses decreased by $70.9 million, or 27.9%, to $183.6 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 5.8 to 34.7%, due to a decrease in sales as a result of the COVID-19 pandemic, which had a negative impact on fixed costs absorption such as IT services, utilities, maintenance and repair and insurance. Additionally, delivery expenses increased as this segment participation grew during the COVID-19 pandemic. Also, there was higher depreciation and amortization.
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
In NOLAD, royalty fees decreased by $4.5 million, or 11.7%, to $33.7 million in 2020, as compared to 2019. As a percentage of sales, royalty fees remained flat.
In SLAD, royalty fees decreased by $19.1 million, or 38.2%, to $30.9 million in 2020, as compared to 2019. As a percentage of sales, royalty fees increased by 0.2 percentage points to 5.8%, as a result of absence of growth support funding from McDonald’s compared to the same period of 2019.
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
In NOLAD, occupancy expenses from franchised restaurants decreased by $6.3 million, or 67.4%, to $3.1 million in 2020, as compared to 2019, mainly due to lower rent expenses for leased properties, as a consequence of negotiations with lessors mainly in Mexico to provide financial support by deferring or reducing rental payments during the COVID-19 pandemic. Additionally, there was a reduction of the allowance for doubtful accounts, in Puerto Rico, due to a settlement agreement with the remaining Puerto Rican franchisees in the market and the subsequent conversion of all restaurants in this market to Company operated restaurants. Furthermore, depreciation of currencies against the U.S. dollar decreased expenses from franchised restaurants.
In SLAD, occupancy expenses from franchised restaurants decreased by $1.5 million, or 27.9%, to $3.8 million in 2020, as compared to 2019, mainly due to the depreciation of the Venezuelan bolívar and Argentinean peso against the U.S. dollar, coupled with lower rent expenses for leased properties that had a variable component over sales, as a consequence of the decrease in comparable sales from franchised restaurants, related to lockdowns and circulation restrictions in connection with the COVID-19 pandemic.
Set forth below are the margins for our franchised restaurants in 2020, as compared to 2019. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Years Ended December 31,
	2020	2019
Brazil	45.7%	54.0%
NOLAD	79.0%	66.5%
SLAD	49.9%	67.7%
Total	51.4%	58.3%
General and Administrative Expenses
General and administrative expenses decreased by $41.1 million, or 19.4%, to $171.4 million in 2020. This is explained primarily by the depreciation of currencies, especially the Argentine peso and the Brazilian real, that contributed $35.8 million to the reduction in general and administrative expenses, together with a net reduction of expenses in Venezuela of $1.2 million. In addition, there were efforts to reduce expenses in every division. Brazil and NOLAD decreased their general and administrative expenses by $6.1 million, primarily in bonuses and other variable compensation, travel and outside services expenses. These reductions were partially offset by an increase in general and administrative expenses in Corporate and SLAD territories other than Venezuela, amounting $2.0 million, mainly in payroll, related to the high inflation in Argentina.
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
In NOLAD, general and administrative expenses decreased by $3.5 million, or 9.2%, to $34.4 million in 2020, as compared to 2019. This decrease is a result of lower outside services amounting to $1.3 million and lower bonuses and other variable compensations amounting to $1.1 million. In addition, there were lower travel expenses for $0.8 million together with a decrease in occupancy expenses for $0.3 million. The depreciation of currencies, mainly the Mexican peso against the U.S. dollar, reduced expenses in $1.1 million. These effects were partially offset by higher payroll and other expenses for an amount of $1.1 million.
In SLAD, general and administrative expenses decreased by $7.4 million, or 18.2%, to $33.1 million in 2020, as compared to 2019. The sharp currency depreciation in Venezuela caused a net decrease of general and administrative expenses of $1.2 million. In the other markets of the Division, general and administrative expenses decreased by $6.2 million. This decrease was mostly due to the depreciation of various currencies against the U.S. dollar, mainly the Argentine peso, amounting to $6.5 million, coupled with lower occupancy expenses for $1.0 million. In addition, there were lower travel expenses for $0.9 million, together with a decrease in bonuses and other variable compensation and other expenses, amounting to $0.8 million and $0.4 million respectively. This was partially offset by higher payroll expenses amounting to $2.9 million, mainly in Argentina amounting to $1.8 million due to Argentina’s inflationary environment, coupled with higher outside services amounting $0.5 million.
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

Operating (Loss)/Income

	For the Years Ended December 31,		% Change
	2020	2019
	(in thousands of U.S. dollars)
Brazil	$16,121	$164,342	(90.2)%
NOLAD	30	29,954	(99.9)%
SLAD	(28,842)	27,895	(203.4)%
Corporate and other and purchase price allocation	(54,063)	(62,255)	13.2%
Total	(66,754)	159,936	(141.7)%
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
Income Tax Expense
Income tax expense decreased by $21.3 million, from $38.8 million in 2019 to $17.5 million in 2020, mainly related to changes in pre-tax (loss) income. The consolidated effective tax rate was (13.3)% in 2020, as compared to 32.6% in 2019, primarily explained by the change in the weighted-average statutory income tax rate (which amounted to 22.9% in 2020 as compared to 37% in 2019 ) related to the weighting of the results of certain markets over the total result; changes in valuation allowance of deferred tax assets, a result of net operating losses, which increased income tax by $3.0 million in 2020 compared to a decrease by $24.9 million in 2019, the latter mainly related to expiration of tax loss carryforwards. In addition, non-deductible expenses, non-taxable income and withholding taxes from intercompany transactions increased income tax by $ 26.1 million in 2020 and $ 12.6 million in 2019, impacting negatively the effective rate.
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

B.    Liquidity and Capital Resources
We generate significant cash from operations and, consistent with prior years, we expect existing cash flows from operations, working capital and our ability to issue debt or incur additional indebtedness will continue to be sufficient to fund our operating, investing and financing activities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—The COVID-19 pandemic, including any new variants, and its impact in the regions in which we operate could materially and adversely affected our business, results of operations and cash flows” and “—Risks Related to Our Results of Operations and Financial Condition—We may use non-committed lines of credit to partially finance our working capital needs.”
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
Although we had a very comfortable cash balance, with no short-term debt drawn, as of December 31, 2021, our liquidity and capital resources could be negatively impacted if government restrictions on mobility to stem the spread of COVID-19 become as strict as in 2020. If needed, we can rely on short term funding from several uncommitted lines of credit. Any unavailability of such credit lines may also negatively impact our liquidity in 2022 and capital resources.

Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period or such other commitment or period that McDonald’s may approve during the term of the MFAs. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable three-year period or such other commitment or period that McDonald’s may approve, while the reinvestment plan specifies the amount we must spend reimaging or upgrading restaurants in the Territories during the applicable three-year period or such other commitment or period that McDonald’s may approve. Prior to the expiration of the then-applicable three-year period we must agree with McDonald’s on a subsequent restaurant opening plan and reinvestment plan. In the event that we are unable to reach an agreement on subsequent plans prior to the expiration of the then-existing plan, the MFAs provide for an automatic increase of 20% in the required amount of reinvestments as compared to the then-existing reinvestment plan and a number of new restaurants no less than 210 multiplied by a factor that increases each period during the subsequent three-year restaurant opening plan or such other commitment or period that McDonald’s may approve. We may also propose, subject to McDonald’s prior written consent, amendments to any restaurant opening plan and/or reinvestment plan to adapt to changes in economic or political conditions. For instance, as a result of the business disruptions caused by COVID-19 pandemic, we agreed with McDonald’s to withdraw our previously-approved 2020-2022 growth and investment plan and on December 18, 2020, we reached an agreement with McDonald’s on a growth and investment plan for 2021 only. In January 2022, we reached an agreement with McDonald’s on a new growth and investment plan. To support our future growth, we plan to open at least 200 new restaurants and to modernize at least 400 restaurants, with capital expenditures of approximately $650 million from 2022 to 2024. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures and Divestitures.”
Overview
Net cash provided by operations increased by $242 million, from $16.0 million in 2020 to $258 million in 2021. Cash used in our investing activities was $108.3 million in 2021, compared to $88.7 million in 2020. Cash used in financing activities was $17.9 million in 2021, compared to cash provided by financing activities of $126.0 million in 2020. In 2020, Cash provided by financing activities included $153.4 million from the issuance of 2027 notes, partially offset by net short-term borrowings of $10.6 million and dividend payments of $10.2 million.
Net cash provided by operations decreased by $207.5 million, from $223.5 million in 2019 to $16.0 million in 2020. Cash used in our investing activities was $88.7 million in 2020, compared to $261.0 million in 2019. Cash provided by financing activities was $126.0 million in 2020, compared to $29.6 million in 2019. Cash provided by financing activities included $153.4 million from the issuance of 2027 notes, partially offset by net short-term borrowings of $10.6 million and dividend payments of $10.2 million.
At December 31, 2021, our total financial debt was $657.9 million (including interest payable), consisting of $755.3 million in long-term debt (of which $201.3 million related to the 2023 notes, including the original issue discount, $532.6 million related to 2027 notes, including the original issue discount, $7.5 million in other long-term borrowings, and $6.1 million in finance lease obligations, partially offset by $3.7 million related to deferred financing costs) the amount of which was offset by $97.4 million related to the fair market value of our outstanding derivative instruments and $11.4 million in interest payable.

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
Cash and cash equivalents were $278.8 million at December 31, 2021 and $166.0 million at December 31, 2020.

Comparative Cash Flows
The following table sets forth our cash flows for the periods indicated:

	For the Years Ended December 31,
	2021	2020	2019
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$258,044	$15,966	$223,481
Net cash used in investing activities	(108,279)	(88,706)	(260,991)
Net cash (used in) provided by financing activities	(17,926)	126,009	(29,632)
Effect of exchange rate changes on cash and cash equivalents	(18,998)	(9,160)	(8,260)
Increase (Decrease) in cash and cash equivalents	112,841	44,109	(75,402)

Operating Activities

	For the Years Ended December 31,
	2021	2020	2019
	(in thousands of U.S. dollars)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$45,486	$(149,451)	$79,896
Non-cash charges and credits	119,993	172,201	117,498
Changes in assets and liabilities	92,565	(6,784)	26,087
Net cash provided by operating activities	258,044	15,966	223,481

For the year ended December 31, 2021, net cash provided by operating activities was $258.0 million, compared to $16.0 million in 2020. The $242 million increase is attributable to the increase in net income, mainly due to the recovery after the negative impact of the COVID-19 pandemic, which resulted in the disruption on our operations, the positive change in assets and liabilities of $99.3 million and a decrease of non-cash charges of $52.2 million.
For the year ended December 31, 2020, net cash provided by operating activities was $16.0 million, compared to $223.5 million in 2019. The $207.5 million decrease was mainly explained by the negative impact of the COVID-19 pandemic, which resulted in disruptions on our operations.
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
The following table presents our cash (used in) provided by investing activities by type:

	For the Years Ended December 31,
	2021	2020	2019
	(in thousands of U.S. dollars)
Property and equipment expenditures	$(114,999)	$(86,311)	$(265,235)
Purchases of restaurant businesses paid at acquisition date	(185)	(3,833)	(2,658)
Proceeds from sales of property and equipment and related advances	1,987	800	3,340
Proceeds from sales of restaurant businesses and related advances	—	—	4,818
Recovery of short-term investments	—	—	—
Others, net	4,918	638	(1,256)
Net cash used in investing activities	(108,279)	(88,706)	(260,991)

The following table presents our property and equipment expenditures by type:

	For the Years Ended December 31,
	2021	2020	2019
	(in thousands of U.S. dollars)
New restaurants	$44,089	$19,345	$88,427
Existing restaurants	35,477	49,457	149,681
Other(1)	35,433	17,509	27,127
Total property and equipment expenditures	114,999	86,311	265,235

(1)Primarily corporate equipment and other office expenditures.
In 2021, net cash used in investing activities was $108.3 million, compared to $88.7 million in 2020. This $19.6 million increase was primarily attributable to an increase in property and equipment expenditures of $28.7 million, a decrease in purchases of restaurant businesses paid at acquisition date of $3.6 million in comparison with 2020, partially offset by an increase of proceeds from franchised notes of $4.3 million and from sale of property and equipment and related prepayments of $1.2 million.
Property and equipment expenditures increased by $28.7 million, from $86.3 million in 2020 to $115 million in 2021. The increase in property and equipment expenditures is explained by an increase in investment in new restaurants of $24.7 million, as well as in corporate equipment and other office expenditures of $18 million and a decrease in existing restaurants of $14 million. In 2021, we opened 46 restaurants and closed 21 restaurants.
Other investing activities increased by $4.3 million in 2021, mainly due to proceeds from franchised notes.
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
Proceeds from sales of restaurant businesses and related advances decreased by $4.8 million, mainly as a result of a lower rate of conversion of company-operated restaurants into franchised restaurants in 2020 compared with 2019. There were no proceeds from sales of restaurant businesses in 2020 and 2021.

Financing Activities

	For the Years Ended December 31,
	2021	2020	2019
	(in thousands of U.S. dollars)
Collection of derivative instruments	23,240	$—	$—
Repurchase of 2027 Senior Notes	(18,364)	$—	$—
Repurchase of 2023 Senior Notes	(16,231)	$—	$—
Dividend payments to Arcos Dorados Holdings Inc. shareholders	$(21)	$(10,220)	$(22,425)
Issuance of 2027 Notes	—	153,375	—
Treasury stock purchases	—	—	(13,965)
Net short-term borrowings	—	(10,578)	13,159
Other financing activities	(6,550)	(6,568)	(6,401)
Net cash provided by (used in) financing activities	(17,926)	126,009	(29,632)

Net cash used in financing activities was $18 million in 2021, compared to net cash provided by financing activities of $126.0 million in 2020. The $108 million decrease in the amount of cash used in financing activities was primarily attributable to cash inflows of $153.4 million from the issuance of the 2027 notes in 2020, the repurchase of 2027 and 2023 senior notes for $18.4 million and $16.2 million respectively, partially offset by the collection of derivative instruments of $23.2 million in 2021, dividends paid in cash for $10.2 million in 2020 and the cancellation of short-term debt of $10.6 million in 2020.
Net cash provided by financing activities was $126.0 million in 2020, compared to net cash used in financing activities of $29.6 million in 2019. The $155.6 million decrease in the amount of cash used in financing activities was primarily attributable to cash inflows of $153.4 million from the issuance of the 2027 notes in 2020.
The company may opportunistically seek to incur new debt to refinance any of its existing debt or for other corporate purposes, including potential capital expenditure requirements, from time to time, if market conditions permit.
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
On December 11, 2019, the Company entered into a revolving credit facility with JPMorgan. for up to $25 million maturing on December 11, 2020. On December 11, 2020 the Company entered into an amended and restated credit agreement with JPMorgan. Pursuant to this agreement, we were required to comply with a net indebtedness (including interest payable) to EBITDA ratio of 9.50 to 1 as of the last day of the fiscal quarter ended December 31, 2020, 15.25 to 1 as of the last day of the fiscal quarter ending on March 30, 2021, 5.25 to 1 as of the last day of the fiscal quarter ending on June 30, 2021 and 4.25 to 1 as of the last day of the fiscal quarter ending on September 30, 2021. In addition, we were required to comply with a liquidity covenant requiring the Company and its subsidiaries to maintain at all times at least $50 million in unrestricted cash, cash equivalents and/or marketable securities. Each loan made to the Company, under this amended and restated agreement bears interest at an annual rate equal to LIBOR plus 3.00%. On December 10, 2021, the Company entered into a further amendment to the revolving credit facility with JPMorgan. Pursuant to this amendment, the maturity date was extended to December 12, 2022. In addition, we are required to comply with a net indebtedness (including interest payable) to EBITDA ratio of less than 3.00 to 1 as of the last day of each fiscal quarter. Certain other amendments were made under the revolving credit facility in order to provide for interest to accrue at an annual rate equal to a term SOFR base rate plus 3.10% per annum.

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
As of December 31, 2021, our net indebtedness (including interest payable) to EBITDA ratio was 1.39 and as such we were in compliance with such ratio.
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
From June 2021 to November 2021, we repurchased through open market repurchases $14.8 million of the outstanding principal amount of 2023 notes at a price equal to 109.45% (equivalent to $16.2 million) plus accrued and unpaid interest. All repurchased notes were cancelled by November 8, 2021.
On April 18, 2022, we launched a tender offer to purchase for cash any and all of the outstanding 2023 notes properly tendered (and not validly withdrawn) for a total consideration of U.S.$1,053.60 per U.S$1,000 principal amount of 2023 notes validly tendered and accepted for purchase plus accrued interest, which expired on April 22, 2022. As a result of the tender offer, we repurchased 29.36% of the outstanding principal amount of the 2023 notes. The total payment was $59,239,000 plus accrued and unpaid interest. All tendered 2023 notes were cancelled on April 27, 2022. As of the date of this annual report, $142,524,000 aggregate principal amount of the 2023 notes was outstanding. We currently intend (but are not obligated) to redeem all of the 2023 notes that remain outstanding following the consummation of the tender offer. Nothing in this annual report shall constitute a notice of redemption or an obligation to issue a notice of redemption for the 2023 notes. Any such notice of redemption will be made only pursuant to and in accordance with the applicable indenture for the 2023 notes.

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
From June 2021 to September 2021, we repurchased through open market repurchases and cancelled $17.3 million of the outstanding principal amount of 2027 notes at a price equal to 105.74% (equivalent to $18.3 million) plus accrued and unpaid interest.
On April 18, 2022, we launched a tender offer to purchase for cash up to $150 million aggregate principal amount of the properly tendered (and not validly withdrawn) outstanding 2027 notes. Holders of 2027 notes must validly tender (and not validly withdraw) their 2027 notes by 5:00 p.m., New York time, on April 29, 2022 (such date and time, as it may be extended with respect to the 2027 notes, the “Early Tender Date”), to be eligible to receive the applicable total consideration of U.S.$1,029.38 per U.S.$1,000 principal amount of 2027 notes validly tendered and accepted for purchase plus accrued interest. Holders of 2027 notes that are validly tendered after the Early Tender Date but prior to 11:59 p.m., New York City time, on May 13, 2022, unless extended, terminated early or withdrawn, and that are accepted for purchase will receive the 2027 notes total consideration minus an amount in cash equal to U.S.$30.00 per U.S.$1,000 principal amount of 2027 notes.
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
2029 Sustainability-Linked Notes
In April 2022, our subsidiary Arcos Dorados B.V. issued sustainability-linked senior notes for an aggregate principal amount of $350 million under an indenture dated April 27, 2022, which we refer to as the 2029 sustainability-linked notes. The 2029 sustainability-linked notes mature on May 27, 2029 and bear interest of 6.125% per year. Interest on the notes will accrue at a rate of 6.125% per annum from April 27, 2022, payable semi-annually in arrears on May 27 and November 27, commencing on November 27, 2022, and, from and including May 27, 2026 (the “Interest Rate Step-Up Date”), the interest rate payable on the notes may be increased to 6.250% per annum or 6.375% per annum if either or both sustainability performance targets (as described below), respectively, have not been satisfied by December 31, 2025.
For purposes of the 2029 sustainability-linked notes, Arcos Dorados B.V. selected each of the Scope 1 and 2 2025 sustainability target and the Scope 3 2025 sustainability target as the sustainability performance targets. The Scope 1 and 2 2025 sustainability target is to reduce absolute greenhouse gas (GHG) emissions to be equal to or lower than 302,774 tCO2e by the end of 2025 (the “Scope 1 and 2 2025 Sustainability Target”). The Scope 3 2025 sustainability target is to reduce greenhouse gas (GHG) emission intensity to be equal to or lower than 7.46 tCO2e per total annual tonnes of food and packaging by the end of 2025 (the “Scope 3 2025 Sustainability Target” and, together with the Scope 1 and 2 2025 Sustainability Target, the “Sustainability Performance Targets”).
Under the terms of the notes, if (1) Arcos Dorados B.V. delivers a satisfaction notification in accordance with the indenture to the trustee on or prior to April 27, 2026 (the “Notification Date”) certifying that each Sustainability Performance Target was satisfied at or prior to the Notification Date, and that the satisfaction of each Sustainability Performance Target was confirmed by the external verifier in accordance with its customary procedures prior to the Notification Date, the interest rate payable on the notes will remain at the initial rate of interest of 6.125% per annum from and including the Interest Rate Step-Up Date to, and including, the maturity date; (2) Arcos Dorados B.V. delivers a satisfaction notification to the trustee on or prior to the Notification Date certifying that only the greenhouse gas (GHG) emission intensity reduction (Scope 3) Sustainability Performance Target was satisfied at or prior to the Notification Date, and that the satisfaction of the greenhouse gas (GHG) emission intensity reduction (Scope 3) Sustainability Performance Target was confirmed by the external verifier in accordance with its customary procedures, the interest rate payable on the notes will be increased by 12.5 basis points to 6.250% per annum (the “First Step-Up Interest Rate”), which First Step-Up Interest Rate will apply for each interest period from and including the Interest Rate Step-Up Date to, and including, the maturity date; (3) Arcos Dorados B.V. delivers a satisfaction notification to the trustee on or prior to the Notification Date certifying that only the absolute greenhouse gas (GHG) emissions reduction (Scope 1 and 2) Sustainability Performance Target was satisfied at or prior to the Notification Date, and that the satisfaction of the absolute greenhouse gas (GHG) emissions reduction (Scope 1 and 2) Sustainability Performance Target was confirmed by the external verifier in accordance with its customary procedures, the interest rate payable on the notes will be increased by 12.5 basis points to 6.250% per annum (the “Second Step-Up Interest Rate”), which Second Step-Up Interest Rate will apply for each interest period from and including the Interest Rate Step-Up Date to, and including, the maturity date or (4) (i) Arcos Dorados B.V. delivers a satisfaction notification to the trustee on or prior to the Notification Date certifying that neither Sustainability Performance Target was satisfied at or prior to the Notification Date and/or that the external verifier has not confirmed satisfaction of both Sustainability Performance Targets by the Notification Date, or (ii) Arcos Dorados B.V. fails, or is unable, to provide the satisfaction notification to the trustee by the Notification Date, the interest rate payable on the notes will be increased by 25 basis points to 6.375% per annum (the “Third Step-Up Interest Rate” and, together with the First Step-Up Interest Rate and the Second Step-Up Interest Rate, the “Subsequent Rate of Interest”), which Third Step-Up Interest Rate will apply for each interest period from and including the Interest Rate Step-Up Date to, and including, the maturity date.

The proceeds from the issuance of the 2029 sustainability-linked notes were used to fund the tender offers for the 2023 and 2027 notes that were properly tendered (and not validly withdrawn) for cash and the remainder, if any, for general corporate purposes.
The 2029 sustainability-linked notes are redeemable at our option at any time at the applicable redemption prices set forth in the indenture.
The 2029 sustainability-linked notes are fully and unconditionally guaranteed on a senior unsecured basis by us and certain of our subsidiaries. The 2029 sustainability-linked notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of our and the guarantors’ existing and future secured indebtedness to the extent of the assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of our subsidiaries that are not guarantors.
The indenture governing the 2029 sustainability-linked notes limits Arcos Dorados B.V., our and our subsidiaries’ ability to, among other things, (i) incur additional indebtedness; (ii) make certain restricted payments; (iii) create certain liens; (iv) enter into sale and lease-back transactions; and (v) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the 2029 sustainability-linked notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2029 sustainability-linked notes to be due and payable immediately.

Contractual Obligations
The following table presents information relating to our contractual obligations as of December 31, 2021.

	Payment Due by Period
Contractual Obligations	Total	2022	2023	2024	2025	2026	Thereafter
	(in thousands of U.S. dollars)
Finance lease obligations(1)	$9,009	$1,177	$1,171	$1,163	$937	$374	$4,187
Operating lease obligations	$1,356,228	123,920	117,671	113,546	109,448	104,785	786,858
Contractual purchase obligations(2)	$133,079	65,544	21,847	11,520	11,105	6,302	16,761
2023 and 2027 notes(1) (3)	$937,679	44,862	246,619	31,489	31,489	31,489	551,731
Other long-term borrowings(1)	$8,375	4,467	2,255	1,653	—	—	—
Derivative instruments	$(97,445)	8,045	(71,555)	3,037	2,465	1,879	(41,316)
Total	$2,346,925	$248,015	$318,008	$162,408	$155,444	$144,829	$1,318,221

(1)    Includes interest payments.
(2)    Includes automatic annual renewals, which contains only enforceable and legally binding unconditional obligations corresponding to prevailing agreements without considering future undefined renewals when the agreement is cancellable by us. This type of purchase obligation represents $1.7 million of contractual obligations for 2022 only.
(3)    Does not include the impact of the deferred financing costs and the net discount related to the issue of the 2023 and 2027 notes.
The table set forth above excludes projected payments on our restaurant opening plans and reinvestment plans pursuant to the MFAs in respect of which we do not yet have any contractual commitments. For a description of our restaurant opening and reinvestment plans, see “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures and Divestitures.”

Off-balance Sheet Arrangements
We do not have any off-balance sheet arrangements.

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

D.    Trend Information
Our business and results of operations have been impacted by increasingly negative macroeconomic and consumer trends in some of our main markets, which caused us to temporarily close or reduce the operations of a significant percentage of our restaurants during 2020, led to a significant decline in sales and disrupted our supply chain. However, we saw some recovery in economic growth and consumer consumption rates towards the end of 2020 and significant recovery in economic growth and consumer consumption rates in the second half of 2021.
In response to the COVID-19 pandemic and related disruption in regional and global economic activity, we drew on our available revolving credit facilities and short-term lines of credit to stabilize our cash flow and had to obtain waivers for our compliance with financial ratio covenants from our lenders for certain periods in 2020.
Although we stabilized our cash flow in 2020 and successfully re-financed our short-term indebtedness, we may need to draw on our available revolving credit facility short-term credit lines in the future if our liquidity continues to be impacted by the COVID-19 pandemic and we are unable to find alternative sources of funding. In addition, we are required to remain compliant with certain financial ratios under our revolving credit facility. Any default under our lines of credit or revolving credit facility and any inability to draw upon our non-committed lines of credit and revolving credit facility in the future could have an adverse effect on our liquidity, working capital, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—The COVID-19 pandemic, including any new variants, and its impact in the regions in which we operate could materially and adversely affect our business, results of operations and cash flows.”
Our business and results of operations have also recently experienced the following material trends, which we expect will continue in the near term:
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
•    Social unrest: Towards the end of 2019, there was a significant uptick in social unrest in several countries in which we operate. There were large social protests against inequality in many of these countries, and certain of our properties were damaged. Although social unrest had generally calmed down by the end of 2019 and during 2020, most of our losses were covered by our insurance, any continuation of or increase in social unrest in 2022 could lead to further damage to our properties, a decline in sales or otherwise negatively impact our results.
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
•Changing Consumer Trends: In 2021, as a result of the COVID-19 pandemic, we saw a significant change in consumer trends whereby demand has focused on cleaner and more hygienic public places. There has also been a shift in consumer habits to eating at home, demanding healthier food options, choosing money-saving options and focusing on relaxing activities.
•Diversity & Inclusion Consciousness: There has been a growing consciousness in society generally in living in a more respectful and tolerant environment. Activism on this matter has been growing, increasing the visibility and awareness of companies’ diversity and inclusion policies and activities. In particular, there has been a growing focus on activism in support of gender equality. We plan to make some changes in our operations, in line with our support of more gender equality, including, but not limited to, the implementation of gender neutral bathrooms in our restaurants.
E.    Critical Accounting Estimates
See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Estimates.”
F.    Safe Harbor
See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Senior Management
Board of Directors
Our Board of Directors currently consists of ten members, five of whom are independent directors. In case of a tie vote by the Board of Directors, the Executive Chairman will have the deciding vote. Our memorandum and articles of association authorize us to have eight members, and the number of authorized members may be increased or decreased by a resolution of shareholders or by a resolution of directors.
Pursuant to our articles of association, our Board of Directors is divided into three classes. There is no distinction in the voting or other powers and authorities of directors of different classes. The members of each class serve staggered, three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of shareholders in the year in which their term expires. At our most recent annual general meeting of shareholders, held on April 29, 2022, our shareholders re-elected Mrs. Annette Franqui, Mrs. Cristina Presz Palmaka, Mr. Carlos Hernandez-Artigas and Mr. Marcelo Rabach to serve as Class II directors.

The classes are currently composed as follows:
•    Mr. Chu, Mr. Vélez and Mr. Fernández are Class III directors, whose term will expire at the annual meeting of shareholders to be held in 2023;
•Mr. Woods Staton, Mr. Alonso and Mr. Francisco Staton are Class I directors, whose term will expire at the annual meeting of shareholders to be held in 2024; and
•Mr. Hernández-Artigas, Mrs. Franqui, Mr. Rabach and Mrs. Presz Palmaka De Luca are Class II directors, whose term will expire at the annual meeting of shareholders to be held in 2025.
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
The following table presents the names of the members of our Board of Directors:

Name	Position	Age
Woods Staton	Executive Chairman	72
Marcelo Rabach	CEO	52
Sergio Alonso	Director	58
Annette Franqui	Director	60
Carlos Hernández-Artigas	Director	57
Michael Chu	Director	73
José Alberto Vélez	Director	72
José Fernández	Director	59
Francisco Staton	Divisional President – SLAD	41
Cristina Presz Palmaka De Luca	Director	54

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

Marcelo Rabach. Mr. Rabach, has been our Chief Executive Officer since July 2019. Prior to his appointment, he was the Chief Operating Officer from August 2015 to July 2019, Divisional President for NOLAD from 2013 to August 2015, Vice President of Operations Development since 2012 and Divisional President in Brazil since 2008. He graduated with a degree in Business Administration from Universidad Argentina de la Empresa in 2002. He began his career at McDonald’s Argentina in 1990 and has over 20 years of line operations experience, starting as a crew employee and steadily advancing into larger operational roles. From 1999 until his appointment as McDonald’s Chief Operating Officer in Venezuela in 2005, Mr. Rabach was responsible for the operations, real estate, construction, human resources, local store marketing, and training and franchising of a region within Argentina, holding the positions of Operations Manager and Operations Director. He was the Chief Operating Officer in Venezuela from 2005 until 2008.
Sergio Alonso. Mr. Alonso has been a member of our board of directors since 2010. Mr. Alonso was our Chief Executive Officer from 2015 to 2019 and was, prior to his appointment as such, our Chief Operating Officer from 2007 to 2015. Prior to that, he was McDonald’s Divisional President in Brazil. He graduated with a degree in Accounting from Universidad de Buenos Aires in 1986. Mr. Alonso has completed the Corporate Director Certification Program at Harvard Business School. He began his career at McDonald’s as Accounting Manager and subsequently moved to the operations area, eventually being promoted to Vice President of Operations in six years. From 1999 until 2003, Mr. Alonso was involved in the development of the Aroma Café brand in Argentina. In addition, in July 2017, Mr. Alonso was appointed as a member of the board of directors of Loma Negra Compañía Industrial Argentina S.A., a leading cement producer in Argentina.
Annette Franqui. Mrs. Franqui has been a member of our board of directors since 2007 and is a member of the Compensation and Nomination Committee and the Finance Committee of the Board of Directors of Arcos Dorados. She graduated with a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania in 1984 and an MBA from the Stanford Graduate School of Business in 1986. She is also a Chartered Financial Analyst. Mrs. Franqui began her career in 1986 with J.P. Morgan and joined Goldman Sachs in 1989. In 1994, she returned to J.P. Morgan where she became a Managing Director and the Head of the Latin America Research Department. Mrs. Franqui joined Panamco in 2001 as Vice President of Corporate Finance and became the Chief Financial Officer in 2002. She is one of the founding partners of Forrestal Capital and is a board member of many of its portfolio companies as well as of LatAm, LLC. She is the Chairman of the Board of AARP on a volunteer basis.

Carlos Hernández-Artigas. Mr. Hernández-Artigas has been a member of our board of directors since 2007 and is Chairman of the Compensation and Nomination Committee. Mr. Hernandez is an independent board member. He graduated from the Escuela de Derecho at Universidad Panamericana, in 1987 and University of Texas at Austin, School of Law in 1988. He received an MBA from IPADE in Mexico City in 1996. Mr. Hernández-Artigas worked as a lawyer for several years in Mexico and as a foreign attorney in Dallas, Texas and New York. He served as the General Counsel, Chief Legal Officer and Secretary of Panamco for ten years. He is an advisor at Big Sur Partners in Miami, Florida and is currently a board member of MAC Hospitales in Mexico.

Michael Chu. Mr. Chu has been an independent member of our board of directors since April 2011 and is a member of our Audit Committee. He graduated with honors from Dartmouth College in 1968 and received an MBA with highest distinction from the Harvard Business School in 1976. From 1989 to 1993, Mr. Chu served as an executive and limited partner in the New York office of the private equity firm Kohlberg Kravis Roberts & Co. From 1993 to 2000, Mr. Chu was with ACCION International, a nonprofit corporation dedicated to microfinance, where he served as President and CEO and participated in the founding and governance of various banks in Latin America. Mr. Chu currently holds an appointment as Senior Lecturer at the Harvard Business School, where he is the Faculty Chair for Latin America, and is Partner Emeritus and cofounder of the IGNIA Fund, a venture capital firm dedicated to investing in disruptive business models serving the emerging middle class and low-income populations in Mexico and Latin America. He was a founding partner of, and continues to serve as Senior Advisor to, Pegasus Group, a private equity firm in Buenos Aires. He also serves on the board of Takeoff Technologies, Inc, a private company in Boston, Massachusetts.
José Alberto Vélez. Mr. Vélez has been an independent member of our board of directors since June 2011 and is a member of our Audit Committee. Mr. Vélez received a Master of Science degree in Engineering from the University of California, Los Angeles, and a degree in Administrative Engineering from Universidad Nacional de Colombia. Mr. Vélez previously served as the CEO of Suramericana de Seguros, the leading insurance company in Colombia, and as the CEO of Inversura, a holding company that integrates the leading insurance and social security companies in Colombia. He was the Chief Executive Officer of Cementos Argos S.A. between 2003 and 2012. From 2012 until March 2016, he was the President of Grupo Argos, a holding group with investments in cement, energy and infrastructure concessions (roads and airports). He is currently a member of the Boards of Directors of Grupo Crystal, Grupo Daabon in Colombia and the Board of Trustees of the Universidad EAFIT. In addition, he is member of the Latin American Chapter of the Wilson Center in Washington D.C.

José Fernández. Mr. Fernandez has been an independent member of our board of directors since October 1, 2013 and in December 2021 he was appointed as a member of the Audit Committee. Mr. Fernández was the Divisional President of operations for SLAD until 2013. Mr. Fernández is a Mechanical Engineer from Instituto Tecnológico Buenos Aires and began his career at McDonald’s in 1986. He held the positions of Development Director, Development Vice President and Managing Director of McDonald’s Argentina before becoming the Divisional President of operations of SLAD. In August 2019, Mr. Fernández was appointed as a member of the board of directors of Cencosud Shopping S.A. in Chile.
Francisco Staton. Mr. Francisco Staton has been a member of our board of directors since April 2018. Mr. Francisco Staton is Divisional President for the SLAD Division. Prior to his appointment as such in October 2021, he was Divisional President for the Caribbean Division, and until 2019 Arcos Dorados’ Managing Director for Colombia, Aruba, Curaçao and Trinidad & Tobago. He joined the Arcos Dorados executive team in 2013 as Senior Manager of Business Development for our NOLAD Division. Prior to serving as Senior Manager of Business Development for our NOLAD Division, he held different operating roles within the organization and also worked as a consultant at the Boston Consulting Group office in Buenos Aires. He completed his undergraduate studies at Princeton University in 2003, and subsequently earned an MBA from Columbia Business School in 2010. He has served on the board of Princeton in Latin America since 2015. Mr. Francisco Staton is the son of our Executive Chairman, Woods Staton.
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
The following table lists our current executive officers:

Name	Position	Initial Year of Appointment	At Arcos Dorados Since
Marcelo Rabach	Chief Executive Officer	2019	1990
Luis Raganato	Chief Operating Officer	2019	1991
Mariano Tannenbaum	Chief Financial Officer	2017	2008
Juan David Bastidas	Chief Legal Counsel	2010	2010
Paulo Camargo	Divisional President—Brazil	2015	2011
Gustavo Pascualino(1)	Divisional President—NOLAD	2021	1989
Francisco Staton(2)	Divisional President—SLAD	2021	2013
Sebastian Magnasco	Vice President of Development	2007	1994
Santiago Blanco	Chief Marketing and Digital Officer	2019	2019
Diego Benenzon	Vice President of Human Resources	2014	2009
Karina Montiel(3)	Vice President of Supply Chain	2021	1996
Marlene Fernandez del Granado	Vice President of Government Relations	2011	2009
David Grinberg	Vice President of Corporate Communications	2018	2010
Magdalena Gonzalez Victorica(4)	Chief Technology Officer	2021	1999
Daniel Schleiniger	Vice President of Investor Relations	2020	2020
Gabriel Serber	Vice President of Social Impact and Sustainable Development	2021	1990

(1) Rogerio Barreira served as our Divisional President for NOLAD until March 31, 2021, when he was replaced by Gustavo Pascualino.
(2) Alejandro Yapur served as our Divisional President for SLAD until September 30, 2021, when he was replaced by Francisco Staton.
(3) Jose Valledor Rojo served as our Vice President of Supply Chain until June 30, 2021, when he was replaced by Karina Montiel.
(4) Marco Cordon served as our Chief Transformation Officer until October 31, 2021, when he was replaced by Magdalena Gonzalez Victorica.
The following is a brief summary of the business experience of our executive officers who are not also directors. Unless otherwise indicated, the current business addresses for our executive officers is Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB) and Dr. Luis Bonavita 1294, Office 501, WTC Free Zone, Montevideo, Uruguay.
Luis Raganato. Mr. Raganato, 51, has been our Chief Operating Officer since July 2019. Prior to his appointment as such, he was the Divisional President for the Caribbean, and before that, the General Director of Arcos Dorados in Peru. Mr. Raganato began his career at Arcos Dorados in 1991 as a Trainee in the Nuevocentro Shopping location in the province of Córdoba, Argentina and has held various positions in Operations Management over the years. Mr. Raganato holds a Bachelor’s degree in Business Administration from Instituto Aeronáutico de Argentina, a Master’s degree in Marketing and Business Development from Escuela Superior de Estudios de Marketing de Madrid and an MBA from Universidad de Piura, Peru.
Mariano Tannenbaum. Mr. Tannenbaum, 48, is our Chief Financial Officer. He joined Arcos Dorados in 2008 and has held several positions at the corporate level, with his last position being Senior Director of Corporate Finance. Previously, Mr. Tannenbaum had a long international career in Europe and the United States. He worked for the IFG Group in Switzerland, for Tyco International in Switzerland and Princeton, New Jersey and for Sabre Holdings in London. He began his career working for an economic consulting firm in Argentina as well as for the Argentine government, as part of the Ministry of Treasury and Public Finances. Mr. Tannenbaum has an economics degree from the Universidad de Buenos Aires, a Master’s in finance from the Universidad Torcuato Di Tella and an MBA with a concentration in finance from the London Business School.
Juan David Bastidas. Mr. Bastidas, 54, is our Chief Legal Counsel. He attended Universidad Pontificia Bolivariana in Colombia, where he received a Law Degree in 1989. He graduated in 1990 as a Business Law Specialist from the same university. He also pursued postgraduate studies in Business Administration at New York University, which he completed in 1994. He also graduated in 2000 from the International Business program at EAFIT University and from the Senior Management Program at Los Andes University, which he completed in 2009 in Colombia. He also attended the Executive Directors Training Program from IAE Business School in Argentina (2017). Mr. Bastidas worked from 1994 to 1995 as an international operations lawyer for Banco Industrial Colombiano (Bancolombia). He served as Chief Legal Counsel and Secretary of the board of directors of Interconexión Electrica S.A. E.S.P.–ISA from 1995 to 2010 before joining us in July 2010.
Paulo Camargo. Mr. Camargo, 54, was appointed Divisional President for Brazil in October 2015. Prior to Mr. Camargo’s promotion, he served as Vice President of Operations for the Brazil Division for four years. Mr. Camargo has over 20 years of experience in the consumer, retail and services industry. He has worked for companies such as PepsiCo, FASA Corporation and Iron Mountain across a variety of geographies. Before joining Arcos Dorados in 2011, he was President of the Spain Division at Iron Mountain. Mr. Camargo holds a postgraduate degree in Business Administration from Mackenzie University in São Paulo, and also holds an MBA from Universidad Europea de Madrid.
Gustavo Pascualino. Mr. Pascualino, 53, was appointed Divisional President for NOLAD in April 2021. Prior to his promotion, Mr. Pascualino served as Operations Vice President for the Brazil Division, beginning in 2016. He began his career in 1989 as a crew member in Buenos Aires, Argentina. In addition to his most recent role in Brazil, Mr. Pascualino held various leadership positions in operations, including Operations Director for Puerto Rico and the Caribbean Division and Corporate Operations Development Director. Mr. Pascualino has a degree in Marketing from Universidad de Morón in Buenos Aires, Argentina, and has also received executive training from the IAE Business School in Argentina and the University of Miami.

Sebastian Magnasco. Mr. Magnasco, 52, is our Vice President of Development and served, prior to his appointment as such in 2007, in the same capacity in SLAD. He graduated in 1990 with a degree in Engineering from Instituto Tecnológico Buenos Aires and completed a post graduate Management Development Program in Business from I.A.E. Management and Business School in 2001. He began his career at McDonald’s in 1994 and held the positions of Real Estate & Equipment Director of Argentina and IT, Real Estate and Equipment Director of Argentina until his appointment as Vice President of Development of SLAD in 2005.
Santiago Blanco. Mr. Blanco, 51, is our Chief Marketing and Digital Officer. He joined the company in 2019 and is responsible for designing and implementing the marketing and digital strategy. Prior to joining Arcos Dorados, he served as Chief Marketing, Digital & Communications Officer at ALSEA from 2017 to 2019. Mr. Blanco holds a Bachelor’s degree in Marketing from the Instituto Tecnológico de Monterrey and an MBA from University of Texas at Austin.
Diego Benenzon. Mr. Benenzon, 55, is our Vice President for Human Resources. He joined the Company in June 2009. He has extensive experience as an executive of high responsibility in multinational companies. He has also served as a senior consultant to various large companies and NGOs and has teaching experience. Mr. Benenzon graduated with a degree in psychology from Universidad John F. Kennedy and holds postgraduate degrees on strategic consultancy and organizational behaviors. He also graduated from the Management Development Program at IAE Business School.
Marlene Fernandez. Ms. Fernandez, 60, is Corporate Vice President for Government Relations. Prior to joining Arcos Dorados in 2009, she served as an elected Member of the House of Representatives in Bolivia where she held various leadership positions, including Ambassador of Bolivia to the United States of America, Ambassador to the Organization of American States, Ambassador to the Government of Italy and Representative of Bolivia to different specialized agencies of the United Nations. She was also Bureau Chief and Main Political Correspondent for CNN Spanish in Washington, D.C. Ms. Fernandez holds a Master of Science in Broadcast Journalism from Boston University, graduated Summa Cum Laude from the Universidad Argentina John. F. Kennedy and has completed courses in Finance for Executives, Strategic Communications, Conflict Resolution and Negotiations in Conflict at Harvard University.
David Grinberg. Mr. Grinberg, 43, is our Vice President of Corporate Communications. Mr. Grinberg joined Arcos Dorados in 2010, as Sports Marketing Director to coordinate our sponsorship of the FIFA World Cup Brazil 2014 and 2016 Rio Olympic Games. He later served as Corporate Communications Director for the Brazil Division, before assuming his current role. Mr. Grinberg came from Samsung of Brazil where he led the Sports Marketing and Communications team. Prior to that, he served as Corporate Communications Director, Brazil Division of Nike. Mr. Grinberg holds a Bachelor’s Degree in Social Communication from FIAM in São Paulo, Brazil and a Master’s Degree in Corporate Communication & Public Affairs from the Cásper Líbero Foundation, also in São Paulo, Brazil.
Daniel Schleiniger. Mr. Schleiniger, 48, is our Vice President of Investor Relations. He joined Arcos Dorados in 2014 and, after leaving us to serve as Vice President of Investor Relations for BrightView Holdings, Inc. from October 2018 to December 2019, Mr. Schleiniger rejoined the Company in January 2020. Prior to joining Arcos Dorados, he worked at the Cisneros Group from 2000 to 2014, holding positions in investor relations, finance and treasury. Mr. Schleiniger’s experience also includes equity research at Morgan Stanley, corporate banking with Unibanco and consulting work for Wharton Econometric Forecasting Associates (WEFA). He holds a Bachelor of Science degree in chemistry as well as an MBA with a concentration in finance, both from the University of Delaware.
Gabriel Serber. Mr. Serber, 50, is our Vice President of Social Impact and Sustainable Development. He started his career in 1990 as a crew member in one of our restaurants in Buenos Aires, Argentina. He rose through the operation’s ranks until 2002, where he moved to McDonald’s global headquarters in Chicago to work as an operations manager, among other roles. He continued his tenure in Europe based in Paris where he was responsible for leading the deployment of several operational programs in Spain, Italy, Belgium, Holland, Portugal, Switzerland, Morocco and Greece. In 2008, he returned to Argentina in the role of Corporate Director of Operations Development. In 2013, he was transferred to Puerto Rico, where he was promoted to Managing Director for the Caribbean Region. In 2017, he returned to Argentina as Managing Director for that market. Finally, in 2019, he assumed the leadership of our Social Impact and Sustainable Development team, where he oversees all ESG matters for Arcos Dorados. Mr. Serber is a business graduate from Universidad Nacional de General San Martin in Buenos Aires, Argentina and has completed post graduate studies at the IAE Business School.

Karina Montiel. Mrs. Montiel, 49, is our Vice President of Supply Chain, having been appointed to the position in July 2021. She joined Arcos Dorados in 1996 as an administrative assistant while she completed her university studies. Since then, she began a path of constant growth within the Company, beginning with various positions within the finance department. In 2014, Mrs. Montiel took on a new role when she became Managing Director for the Uruguay market and, four years later, she became Finance Director for the Brazil Division. She has been recognized for her achievements and commitment to Arcos Dorados as a President’s Award recipient in 2012 and also by McDonald’s Corporation’s Global Women’s Leadership Network in 2018. Mrs. Montiel holds a degree in accounting from the Universidad de la República de Uruguay and a Senior MBA from the IEEM of the Universidad de Montevideo.
Magdalena Gonzalez Victorica. Mrs. Gonzalez Victorica, 47, is our Chief Technology Officer, having been appointed to this position in October 2021. She joined the Company’s Finance Department in Argentina in September 1999 and, after the formation of Arcos Dorados, she was involved in implementing and/or leading information technology projects in Mexico and Puerto Rico as well as establishing and then leading the Company’s Shared Services Center. In January 2011, she assumed the position of Business Services Director, responsible for Technology, Projects and the Shared Services Center. Mrs. Gonzalez Victorica was later appointed to lead the Company’s Experience of the Future (EOTF) restaurant modernization initiative, with the first EOTF restaurant opening at the end of 2016. Beginning in 2019, she became responsible for the Digital Factory “ADvance,” which was created to accelerate the Company’s digital transformation. Mrs. Gonzalez Victorica holds a Bachelor’s Degree in Accounting from the Universidad Católica Argentina.
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
The maximum number of shares that may be issued under the 2011 Plan is 5,238,235 class A shares, equal to 2.5% of our total outstanding class A and class B shares immediately following our initial public offering on April 14, 2011. In 2021, 251,623 class A shares were issued pursuant to the 2011 Plan.
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
The following table shows unvested restricted share units as of December 31, 2021:

Date of the grant	Restricted share units
May 10, 2016	0
May 10, 2017	53,091
May 10, 2018	133,705

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

There are four types of Phantom RSUs:

•Type one Phantom RSUs vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years.
•Type two Phantom RSUs vest 100% on the fifth anniversary of the grant date.
•Type three Phantom RSUs vest 100% on the third anniversary of the grant date.

•Type four Phantom RSUs vest 100% on April 30, 2022.

We recognize compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The total compensation cost as of December 31, 2021 and 2020, relating to the Phantom RSUs amounted to $3.5 million and $1.2 million, respectively, and is recorded under “General and administrative expenses” within the consolidated statement of (loss) income. The accrued liability is remeasured at the end of each reporting period until settlement.

The following table shows Phantom RSUs outstanding as of December 31, 2021:

Date of the grant	Phantom RSU, Type 1	Phantom RSU, Type 2	Phantom RSU, Type 3	Phantom RSU, Type 4
May 10, 2019	199,972	1,027,441	—	—
May 10, 2020	—	—	768,982	—
May 10, 2021	—	—	—	44,093
See Note 17 to our consolidated financial statements for additional information.
Compensation of Directors and Officers
General
The approximate aggregate annual total cash compensation for our executive officers in 2021, was $9.8 million. The approximate annual total cash compensation for our directors in 2021 was $1.1 million. We also issued an aggregate of 44,093 Phantom RSUs to our directors in 2021.
We have not entered into any service contracts with our directors to provide for benefits upon termination of employment.
C.    Board Practices
Our Committees
Audit Committee
Our audit committee consists of three directors, Mr. Michael Chu (chairman of the committee), Mr. José Alberto Vélez and Mr. Jose Fernandez, who are independent within the meaning of the SEC and NYSE corporate governance rules applicable to foreign private issuers. Our Board of Directors has determined that Mr. Chu, Mr. Vélez and Mr. Fernandez are also “audit committee financial experts” as defined by the SEC.
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
Compensation and Nomination Committee
Our compensation and nomination committee consists of Mr. Carlos Hernández-Artigas (chairman of the committee), Ms. Annette Franqui and Mr. Sergio Alonso. Pursuant to its charter, the compensation and nomination committee is responsible for, among other things:
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
Finance Committee

Our Finance committee was created by the Board of Directors in December, 2021. The Finance Committee consists of Mrs. Annette Franqui (chair of the committee), Mr. Sergio Alonso and Mr. Woods Staton. Pursuant to its charter, the Finance committee is responsible for, among other things:
•reviewing and making recommendations to the Board with respect to the Company’s capital structure, indebtedness, debt management and capital markets operations;
•recommending to the Board of Directors dividends to shareholders and other shareholder actions;
•reviewing policies with respect to financial risk assessment and financial risk management, when deem necessary;
•reviewing any significant financial exposure and contingent liabilities of the Company, including foreign exchange, interest rate, and commodities exposure and the use of derivatives to hedge those risks; and
•reviewing the financial aspects of insurance programs with management.
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
As of December 31, 2021, we had a total of approximately 81,256 employees in Company-operated restaurants and staff throughout the Territories. Of this number, 83% were crew, 13% were restaurant managers and the remainder were professional staff. Approximately 42% of our employees were located in Brazil.

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
The following table illustrates the distribution of our employees by division and employee category as of December 31, 2021.

Division	Crew	Restaurant Managers	Professional Staff	Total
Brazil	28,510	4,093	1887	34,490
NOLAD	13,565	2,796	642	17,003
SLAD	25,207	3,388	813	29,408
Corporate and other	—	—	355	355
Total	67,282	10,277	3,697	81,256

Restaurant managers are responsible for the daily management of our restaurants. As such, we have a comprehensive training program for them that is focused on customer management practices, food preparation and other operational procedures. Standards are taught and continuously reinforced through the use of such training programs. We also use performance measurements on a continual basis, both internally and externally in connection with all our restaurants. Our internal on-site visit restaurant operations improvement process evaluates operational standards, which are compared globally to assure continuous improvement. We also contract third parties, which we refer to as third-party shoppers, to visit our restaurants anonymously and report on our performance. Our external third-party shopper measurements and customer satisfaction opportunity reports help maintain our competitiveness. In addition, Hamburger University provides restaurant managers, mid-managers and owner/operators with training on best practices in different aspects of our business. In 2021, approximately 129,677 people attended different courses or events, in person or online, organized by Hamburger University in areas such as restaurant and customer management, sales, diversity and inclusion, leadership and digital transformation.
The role performed by our crew is of critical importance in our interactions with our customers. Employee relations are thus key to maintaining the level of motivation and enthusiasm on the part of our crew that help differentiate our restaurants from those of our competitors. We have been recognized by many independent organizations for being a “great place to work.”
Although we have unions in some of our most important markets, including Brazil, Argentina and Mexico, the unions only have an active role in our Brazil restaurants. In these markets, the restaurant industry is unionized by law. However, in Brazil every employee and company are necessarily represented by unions. Workers unions can negotiate directly with companies through Collective Bargaining Agreements (“CBAs”), or with the company’s union through Collective Convention. Under Brazilian law, employees or groups of employees cannot opt-out of the terms under union agreements, which integrate the employment contract for all legal purposes. In Brazil, the CBA or the Collective Convention should provide, on a yearly basis, the salary adjustment to be afforded by all employees, and may also provide certain additional guarantees or rights, to be applicable to all employees, regardless of their unit or position in the company, during a certain term (maximum of two years). All collective agreements are mandatory in Brazil.
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

Shareholder	Class A Shares	Percentage of Outstanding Class A Shares(1)	Class B Shares	Percentage of Outstanding Class B Shares(1)	Total Economic Interest(1)	Total Voting Interest(1) (2)
Los Laureles Ltd.(3)(4)	—	—	80,000,000	100.00%	38.01%	75.40%
Woods Staton(4)	50	—	—	—	—	—
Sergio Alonso	*	*	—	—	*	*
Annette Franqui	*	*	—	—	*	*
Carlos Hernández-Artigas	*	*	—	—	*	*
Juan David Bastidas	*	*	—	—	*	*
Karina Montiel	*	*	—	—	*	*
José Fernandez	*	*	—	—	*	*
Marcelo Rabach	*	*	—	—	*	*
Mariano Tannenbaum	*	*	—	—	*	*
Sebastian Magnasco	*	*	—	—	*	*
Diego Benenzon	*	*	—	—	*	*
Marlene Fernandez	*	*	—	—	*	*
Luis Raganato	*	*	—	—	*	*
Gustavo Pascualino(5)	*	*	—	—	*	*
Paulo Camargo	*	*	—	—	*	*
Santiago Blanco	*	*	—	—	*	*
David Grinberg	*	*	—	—	*	*
Francisco Staton	*	*	—	—	*	*
Magdalena Gonzalez Victorica	*	*	—	—	*	*
Daniel Schleiniger	*	*	—	—	*	*
Gabriel Serber	*	*	—	—	*	*

*    Each of these directors and officers beneficially owns less than 1% of the total number of outstanding class A shares.
(1)    Percentages are based on 130,478,322 class A shares issued and outstanding as of the date of this annual report and exclude 2,309,062 class A shares issued and held in treasury.
(2)    Class A shares are entitled to one vote per share and class B shares are entitled to five votes per share.
(3)    Los Laureles Ltd. is beneficially owned by Mr. Woods Staton, our Executive Chairman. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.”
(4)    In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Woods Staton beneficially owns 50 class A shares (excluding 25,046 unvested restricted share units) directly, and indirectly through Chablais Investments S.A. (“Chablais”). On a combined basis, Mr. Woods Staton is the beneficial owner of an aggregate of 38.01% of the total economic interests of Arcos Dorados and 75.40% of its total voting interests. The address of Mr. Woods Staton is Mantua No. 6575 (esquina Potosí), Montevideo, Uruguay 11500. The address of Chablais is Level 1, Palm Grove House, Wickham’s Cay 1, Road Town, Tortola, BVI.
(5)    Rogerio Barreira served as our Divisional President for NOLAD until March 31, 2021, when he was replaced by Gustavo Pascualino.
As of the date of this annual report, our 16 officers had been granted (i) a total of 872,473 restricted share units pursuant to the 2011 Plan. For more information, see “—B. Compensation—Long-term and Equity Incentive Plans” above.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue a maximum of 420,000,000 class A shares, no par value per share, and 80,000,000 class B shares, no par value per share. Each of our class A shares entitles its holder to one vote. Each of our class B shares entitles its holder to five votes. Los Laureles Ltd., our controlling shareholder, owns 38.01% of our issued and outstanding share capital, and 75.40% of our voting power by virtue of its ownership of 100% of our class B shares. The following table presents the beneficial ownership of our shares based on the most recent information available as of the date of this annual report:

Shareholder	Class A Shares	% of Outstanding Class A Shares	Class B Shares(1)	% of Outstanding Class B Shares(1)	Total Economic Interest(1)	Total Voting Interest(1) (2)
Los Laureles Ltd(3)(4)	—	—	80,000,000	100.0%	38.01%	75.40%
Woods Staton(4)	50	—	—	—	—	—
Invesco Ltd.(6)	19,527,756	14.97%	—	—	9.28%	3.68%
TIAA Board of Overseers(5)	17,989,308	13.79%	—	—	8.55%	3.39%
Remaining Public Shareholders	92,961,208	71.24%	—	—	44.16%	17.52%
Total(7)(8)	130,478,322	100.00%	80,000,000	100.00%	100.00%	100.00%(8)

(1)    Percentages are based on 130,478,322 class A shares issued and outstanding as of the date of this annual report and exclude 2,309,062 class A shares issued and held in treasury.
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
(4)     In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Woods Staton beneficially owns 50 class A shares (excluding 25,046 unvested restricted share units) directly, and indirectly through Chablais Investments S.A. (“Chablais”). On a combined basis, Mr. Woods Staton is the beneficial owner of an aggregate of 38.01% of the total economic interests of Arcos Dorados and 75.40% of its total voting interests. The address of Mr. Woods Staton is Mantua No. 6575 (esquina Potosí), Montevideo, Uruguay 11500. The address of Chablais is Level 1, Palm Grove House, Wickham’s Cay 1, Road Town, Tortola, BVI.
(5)    TIAA Board of Overseers is the ultimate parent of four funds, which filed Form 13F with the SEC on December 31, 2021: Teachers Advisors, LLC, TIAA-CREF Investment Management LLC, Nuveen Asset Management LLC and US Bancorp Asset Management, Inc. Based solely on the disclosure set forth in such Form 13F, as of December 31, 2021, these four funds together had sole voting power with respect to 17,989,308 class A shares and sole dispositive power with respect to 17,989,308 class A shares. The address of TIAA Board of Overseers is 730 Third Avenue, New York, NY 10017-3206.
(6)    Invesco Ltd. is the ultimate parent of four funds, which filed Form 13F with the SEC on December 31, 2021: Invesco Advisers, Inc., Invesco Asset Management Ltd., Invesco Canada Ltd. and Invesco Hong Kong Ltd. Based solely on the disclosure set forth in such Form 13F, as of December 31, 2021, these four funds together had sole voting power with respect to 19,527,756 class A shares and sole dispositive power with respect to 19,527,756 class A shares. The address of Invesco Ltd. is 1555 Peachtree Street NE, Suite 1800, Atlanta, GA 30309.
(7)    Numbers do not sum to 100% due to the effects of rounding.
(8)    Excludes 2,309,062 class A shares issued and held in treasury.
As of April 25, 2022, there were 6 class A shareholders of record. We believe the number of beneficial owners is substantially greater than the number of record holders because a large portion of class A shares is held in “street name” by brokers.
Los Laureles Ltd.
Los Laureles Ltd. is our controlling shareholder and is beneficially owned by Mr. Woods Staton, our Executive Chairman. Los Laureles Ltd. currently owns 38.01% of the economic interests of Arcos Dorados and 75.40% of its voting interests. Los Laureles Ltd. has established a voting trust with respect to the voting interests in us held by Los Laureles Ltd. Los Laureles Ltd. is the beneficiary of the voting trust. The voting trust exercises the vote of the class B shares through a voting committee, which consists of only Mr. Woods Staton. The decision of the voting committee must be approved by Los Laureles (PTC) Limited, a British Virgin Islands company that is a wholly owned subsidiary of Los Laureles Limited. Mr. Woods Staton is the sole director of Los Laureles (PTC) Limited. Without the consent of McDonald’s, Mr. Woods Staton may add any one or more of his descendants, certain other relatives, any board member of Arcos Dorados and the chief executive officer, chief operating officer or chief financial officer of Arcos Dorados to the committee.

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
The Axionlog Split-off
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
During 2021, we incurred $40.2 million in total distribution fees payable to Axionlog, which accounted for approximately 12.4% of our total food and paper costs.
See Note 25 to our consolidated financial statements for details of the outstanding balances and transactions with related parties as of December 31, 2021 and 2020 and for the fiscal years ended December 31, 2021, 2020 and 2019.
Employment of Francisco Staton
Mr. Francisco Staton, Woods Staton’s son, is Arcos Dorados’ President of the SLAD Division and a member of our board of directors. For his services as President of the SLAD Division, Francisco Staton receives customary compensation and benefits commensurate with his level of responsibility within the Company. His compensation package is aligned with the compensation packages of similar positions in other companies in Colombia, according to external compensation surveys. Francisco Staton was appointed as a Board Member, Class I, at our Annual General (Shareholders) Meeting held on April 28, 2021.
Mexican Sub-Franchisee Joint Venture
In November 2021, a joint venture was formed with a Mexican sub-franchisee in which the Company is a minority stakeholder. We consider these restaurants to be franchised restaurants.

For purposes of this annual report, a joint venture is an entity that operates certain restaurants in the Company’s territory in which the Company is a stakeholder together with a third party. This third party is always a sub-franchisee of the Company. Although the Company exercises significant influence over the entity’s operating and financial policies, the third party is responsible for the day-to-day operation of the entity’s restaurants. Restaurants operated by entities in which the Company has a majority stake are considered to be Company-operated; whereas, entities in which the Company holds a minority stake are considered to be franchised.
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

The plaintiffs have requested an order requiring: (i) immediate rectification of the alleged practices; (ii) an injunction against opening any new restaurants until compliance with the labor practices is demonstrated; (iii) damages for pain and suffering equal to an amount between 1% and 30% of gross income; (iv) that the Economic Defense Administrative Council (Conselho Administrativo de Defesa Econômica or “CADE”) be placed on notice of these conditions; and (v) service of process to the Labor Prosecutor to require it to follow up on the lawsuit.
The lawsuit is currently before the 22nd DF Labor Court in Brasilia. On March 27, 2017, the Labor Court entered a judgment rejecting all claims made by the coalition of labor unions and affirmed that the coalition was not able to prove its allegations. The coalition filed an appeal against it, and the Regional Labor Court determined to reopen the discovery phase for the parties to take depositions of witnesses, after which the 22nd DF Labor Court in Brasilia (first instance) will judge the claim again. We presented an appeal against this decision that was denied, and the discovery phase was reopened. A new discovery hearing was scheduled for May 4, 2020 but, due to the COVID-19 pandemic, the hearing was cancelled. The hearing occurred on August 2021, and on October 2021 we were notified of the decision that rejected all claims made by the coalition of labor unions. The labor prosecutor and labor union appealed the court’s decision and we are waiting for the judgment by the Regional Labor Court.

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
Administrative Investigation under Labor Prosecutor’s Office
The Labor Prosecutor’s Office in Curitiba initiated an administrative procedure to investigate Arcos Dourados in May 2019, based on a complaint made by the General Union of Workers (“UGT”) that alleged systematic workplace harassment, moral and sexual harassment and racial discrimination. On July 2020, another administrative procedure was initiated by the Labor Prosecutor’s Office in São Paulo, based on a compliant made by UGT, the Central Workers Union (CUT) and other workers unions that also alleged systematic workplace harassment. The procedures have now been joined under the second administrative procedure. In response to the allegations, Arcos Dourados has presented evidence of its good practices related to the subject, which it believes disproves the allegations of systematic discrimination, moral and sexual harassment. The first hearing was held on January 25, 2021 and a second hearing was held on March 8, 2022. At the second hearing, parties discussed the possibility of settlement with an agreement to improve internal procedures and training to avoid sexual harassment, moral and racial discrimination in the restaurants, without any payment of damages. UGT is expected to present additional comments regarding the proposed settlement, after which Arcos will also have the opportunity to provide its own comments. We expect that additional hearings will be scheduled in 2022. Isolated cases alleging discrimination and/or moral and sexual harassment are also being discussed within minor administrative investigations and individual labor claims filed in Brazil.

Retained Lawsuits and Contingent Liabilities
We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of December 31, 2021 we maintained a provision for contingencies amounting to $40.7 million ($35.1 million as of December 31, 2020) and judicial deposits amounting to $6.6 million ($8.1 million as of December 31, 2020) that we were required to make in connection with the proceedings. As of December 31, 2021, the net amount of $34.1 million included $31.9 million as a non-current liability. See Note 18 to our consolidated financial statements for more details.
Pursuant to the Acquisition, McDonald’s Corporation indemnifies us for certain Brazilian claims. As of December 31, 2021, the provision for contingencies included $1.2 million ($1.3 million as of December 31, 2020) related to a Brazilian claim that is covered by the indemnification agreement. As a result, we have recorded a non-current asset in respect of McDonald’s Corporation’s indemnity within “Miscellaneous” in our consolidated balance sheet.
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
As of December 31, 2021, there are certain matters related to the interpretation of tax, labor and civil law for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $240 million and $271 million.
Brazilian Federal Customs Authorities Infraction Notices
In August 2021, Arcos Dourados Comércio de Alimentos S.A. (our Brazilian “Subsidiary”) became aware of two notices of infraction presented by Brazilian federal customs authorities (Alfândega da Receita Federal) alleging improprieties by a supplier of our Subsidiary, related to the importation of certain products in 2019. The notices of infraction, which named our Subsidiary as jointly liable, included a R$2.6 million fine as of August 2021. We believe these charges are improper and, together with our supplier, we have submitted the appropriate administrative defense of our position. This matter is ongoing and in a preliminary administrative phase and, as of the date of this annual report, a ruling by the administrative authorities is pending. We will defend ourselves vigorously in this and any related proceedings.
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
Dividends and Dividend Policy
Our Board of Directors considers the legal requirements with regard to our net income and retained earnings and our cash flow generation, targeted leverage ratios and debt covenant requirements in determining the amount of dividends to be paid, if any. Dividends may only be paid in accordance with the provisions of our memorandum and articles of association and Section 57 of the BVI Business Companies Act (As Revised) and after having fulfilled our capital expenditures program and after satisfying our indebtedness and liquidity thresholds, in that order. Pursuant to our memorandum and articles of association, all dividends unclaimed for three years after having been declared may be forfeited by a resolution of directors for the benefit of the Company.

Since the Acquisition, we declared the following dividends (all dividends shown in the aggregate for all outstanding shares, other than per share figures) and authorized the following distributions of shares to shareholders:
•a $0.15 per share dividend to all class A and B shareholders of the Company to be paid in four quarterly installments: $0.04 per share on March 31, 2022, $0.04 per share on June 30, 2022, $0.04 per share on September 30, 2022 and $0.03 per share on December 30, 2022;
•a distribution of class A shares held by the Company as treasury shares to class A and class B shareholders distributed on July 23, 2021 of one (1) share for every seventy (70) shares held by its shareholders of record at the close of business on July 14, 2021;
•a distribution of class A shares held by the Company as treasury shares to class A and class B shareholders distributed on August 12, 2020 of one (1) share for every seventy-five (75) shares held by its shareholders of record at the close of business on August 3, 2020;
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
B.    Significant Changes
Except as otherwise disclosed in this annual report, we are not aware of any significant changes that have occurred since December 31, 2021.
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
B.    Memorandum and Articles of Association
General
We are a British Virgin Islands company incorporated with limited liability and our affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law, including the BVI Business Companies Act (As Revised) or the “BVI Act.”
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
As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue up to 420,000,000 class A shares and 80,000,000 class B shares. As of the date of this annual report, 130,478,322 class A shares and 80,000,000 class B shares are issued, fully paid and outstanding. In addition, 2,309,062 class A shares are issued and being held in treasury.
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
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the “Securities Act,” may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.
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
Director’s Fiduciary Duties
Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
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
Our Right to Own and Operate McDonald’s-Branded Restaurants
Under the MFAs, in the Territories, we have the exclusive right to (i) own and operate, directly or indirectly, McDonald’s restaurants, (ii) license and grant franchises with respect to McDonald’s-branded restaurants, (iii) adopt and use, and to grant the right and license to franchisees to adopt and use, the McDonald’s operations system in our restaurants, (iv) advertise to the public that we are a franchisee of McDonald’s, and (v) to use, and to sublicense to our sub-franchisees the right to use the McDonald’s intellectual property solely in connection with the development, ownership, operation, promotion and management of our restaurants, and to engage in related advertising, promotion and marketing programs and activities.
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
The initial franchise fee is payable upon the opening of a new restaurant and the extension of the term of any existing franchise agreement. For Company-operated restaurants, the initial fee is based on the term remaining under the MFAs for the country in which the restaurant is located. For franchised restaurants, we receive an initial fee from the sub-franchisee based on the term of the franchise agreement (generally 20 years), and pay 50% of this fee to McDonald’s.
The continuing franchise fee is paid, with respect to each calendar month, to McDonald’s in an amount generally equal to 7% of the U.S. dollar equivalent of the gross sales, as defined therein, of each of the McDonald’s restaurants in the Territories for that calendar month, minus, as applicable, a brand building adjustment. During the first 10 years of the MFAs, the brand building adjustment is 2% of the gross sales, for a net continuing franchise fee payment of 5% of the gross sales. During years 11 through 15 of the MFAs, the brand building adjustment will be 1% of the gross sales, for a net continuing franchise fee payment of 6%; and the brand building adjustment will be 0% thereafter, for a net continuing franchise fee payment of 7% of the gross sales. In addition, on January 25, 2017, McDonald’s Corporation agreed to provide growth support for the years 2017, 2018 and 2019. The impact of this support resulted in an effective royalty rate of 5.2% in 2017, 5.4% in 2018 and 5.5% in 2019. McDonald’s Corporation had previously agreed to provide growth support for the years 2020, 2021 and 2022. However, due to the business disruptions caused by the COVID-19 pandemic, in 2021, we agreed with McDonald’s to withdraw the previously-approved 2020-2022 growth and investment plan and, on December 18, 2020, we reached an agreement with McDonald’s on a growth and investment plan for 2021 only. In January 2022, we reached an agreement with McDonald’s on a new growth and investment plan. To support our future growth, we plan to open at least 200 new restaurants and to modernize at least 400 restaurants, with capital expenditures of approximately $650 million from 2022 to 2024. In addition, McDonald’s Corporation agreed to continue providing growth support subject to our compliance with the terms of the growth and investment plan subject to our compliance with the terms of the growth and investment plan, which is expected to result in an effective royalty rate of about 5.6% of sales in 2022 and 6.0% of sales in 2023 and 2024.
We are responsible for collecting the continuing franchise fee from our sub-franchisees and must pay that amount to McDonald’s. In the event that a sub-franchisee does not pay the full amount of the fee or any of our subsidiaries are unable to transfer funds to us due to currency restrictions or otherwise, we are responsible for any resulting shortfall. Due to the COVID-19 pandemic, McDonald’s agreed to defer all franchise fee payments due, both for company-operated and sub-franchisee-operated restaurants, for March, April, May, June and July 2020 sales until the first half of 2021. We paid all deferred royalties due by early May 2021 and there were no outstanding balances due from deferred royalties as of December 31, 2021. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—Our financial condition and results of operations depend, to a certain extent, on the financial condition of our sub-franchisees and their ability to fulfill their obligations under their franchise agreements,” “—Risks Related to Our Results of Operations and Financial Condition—We are subject to significant foreign currency exchange controls and currency devaluation in certain countries in which we operate,” and “—Risks Related to Our Business and Operations—The COVID-19 pandemic, including any new variants, and its impact in the regions in which we operate could materially and adversely affect our business, results of operations and cash flows.”
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
Under the MFAs, no more than 50% of the total number of restaurants in each Territory, and no more than 10% of the total number of restaurants in all the Territories, can be located on real estate property that is owned, held or leased by our sub-franchisees.
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

Restaurant Opening Plan and Reinvestment Plan
Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period or such other commitment or period that McDonald’s may approve during the term of the MFAs. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable three-year period or such other commitment or period that McDonald’s may approve, while the reinvestment plan specifies the amount we must spend reimaging or upgrading restaurants during the applicable three-year period or such other commitment or period that McDonald’s may approve. Prior to the expiration of the then-applicable three-year period or such other commitment or period that McDonald’s may approve, we must agree with McDonald’s on a subsequent restaurant opening plan and reinvestment plan. We may also propose, subject to McDonald’s prior written consent, amendments to any restaurant opening plan and/or reinvestment plan to adapt to changes in economic or political conditions.
In the event we are unable to reach an agreement on subsequent plans prior to the expiration of the then-existing plan, the MFAs provide for an automatic increase of 20% in the required amount of reinvestments as compared to the then-existing plan and a number of new restaurants no less than 210 multiplied by a factor that increases each period during the subsequent three-year restaurant opening plan or such other commitment or period that McDonald’s may approve.
Advertising and Promotion Plan
Under the MFAs, we must develop and implement a marketing plan with respect to each Territory that must be approved in advance by McDonald’s. The MFAs require us to spend at least 5% of our gross sales on advertisement and promotion activities. In connection with the beginning of the COVID-19 pandemic, we agreed with McDonald’s to reduce this spending requirement from 5% to 4% of our gross sales for the full year 2020. Beginning on January 1, 2021, we resumed spending 5% of our gross sales on advertising and promotion. Our advertising and promotion activities are guided by our overall marketing plan, which identifies the key strategic platforms that we aim to leverage in order to drive sales.

Insurance
Under the MFAs, we are required to acquire and maintain a variety of insurance policies with certain minimum coverage limits, including commercial general liability, workers compensation, “all risk” property and business interruption insurance, among others.
Call Option Right and Security Interest in Equity Interests of the Company
Under the MFAs, McDonald’s has the right, or “Call Option”, to acquire our non-public shares or our interests in one or more Territories upon: (i) the expiration of the initial term of the MFAs on August 2, 2027 if the initial term is not extended, (ii) the occurrence of a material breach of the MFAs or (iii) during the period of 12 months following the earlier of (x) the 18th month anniversary of the death or permanent incapacity of Mr. Woods Staton or (y) the receipt by McDonald’s of notice from Mr. Woods Staton’s heirs that they have elected to have the period of 12 months commence as of the date specified in the notice. McDonald’s generally has the right either to exercise the Call Option with respect to all of the Territories, or, in its sole discretion, with respect to the Territory or Territories identified by McDonald’s as being affected by such material breach or to which such material breach may be attributable except upon the occurrence of an initial material breach relating to any Territory or Territories in which there are less than 100 restaurants in operation. In such case, McDonald’s only has the right to acquire the equity interests of any of our subsidiaries in the relevant Territory or Territories. As of December 31, 2021, we had more than 100 restaurants in operation in each of Argentina, Brazil and Mexico. In Puerto Rico, we had 93 restaurants in operation, and no other Territory had more than 90 restaurants in operation.
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

For the three-month periods ended from June 30, 2020, September 30, 2020 and December 31, 2020, we were not in compliance with the fixed charge coverage ratio and leverage ratio. As of September 30, 2021, however, we were once again in compliance with the fixed charge coverage ratio and as of December 31, 2021, we were in compliance with both required ratios. As of December 31, 2021, our fixed charge coverage ratio was 1.89, and our leverage ratio was 3.94. The ratios for these periods were as follows:
Arcos Dorados Financial Ratios under the MFA

	Quarter ended
	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Leverage Ratio	7.71	7.85	5.50	4.46	3.94
Fixed Charge Coverage Ratio	0.96	0.93	1.40	1.65	1.89

Letters of Credit
As security for the performance of our obligations under the MFAs, we have obtained (i) on August 3, 2007, an irrevocable standby letter of credit in favor of McDonald’s in an amount of $65.0 million and later reduced to $45.0 million on October 30, 2015, issued by Credit Suisse acting as issuing bank through its Cayman Islands Branch, (ii) on May 9, 2011, an irrevocable standby letter of credit in favor of McDonald’s in an amount of $15.0 million, issued by Itaú, acting as issuing bank through its New York Branch, and (iii) on November 3, 2015, an irrevocable standby letter of credit in favor of McDonald’s in an amount of $20.0 million, issued by JPMorgan, acting as issuing bank through its New York Branch. The Credit Suisse, Itaú and JPMorgan letters of credit expire on September 30, 2022, June 24, 2024 and June 11, 2024, respectively, but we will be required by the MFAs to renew these letters of credit or obtain new standby letters of credit in the same amount.

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
In 2021, we renewed the letter of credit obtained from Itaú and updated the issuing entity from Arcos Dorados B.V. to us. In addition, Arcos Dourados Comercio de Alimentos S.A. delivered a guaranty (carta de fianca) to Itaú in an amount of $15.0 million evidencing our obligations to Itaú under the continuing standby letter of credit agreement to make the full and punctual payment when due of our obligations and liabilities to Itaú in respect of the Itaú letter of credit and the continuing standby letter of credit agreement, including without limitation our reimbursement obligations for any payments made by Itaú under the letter of credit.
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
Although we do not have any amounts outstanding under our letters of credit at this time, any default under the letters of credit would also result in a material breach of our obligations under the MFAs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—The COVID-19 pandemic, including any new variants, and its impact in the regions in which we operate could materially and adversely affect our business, results of operations and cash flows.”
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

The 2023 Notes, the 2027 Notes and the 2029 Sustainability-Linked Notes
For a description of the 2023 notes, the 2027 notes and the 2029 sustainability-linked notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”
The Revolving Credit Facilities
For a description of the revolving credit facilities entered into by Arcos Dorados B.V. with JPMorgan see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Revolving Credit Facilities.”
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
The BVI has signed an inter-governmental agreement to improve international tax compliance and the exchange of information with the United States (the “U.S. IGA”). The BVI has also signed, along with over 100 other countries, a multilateral competent authority agreement to implement the Organization for Economic Co-Operation and Development (OECD) Standard for Automatic Exchange of Financial Account Information - Common Reporting Standard (the “CRS” and together with the U.S. IGA, “AEOI”).
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
Passive Foreign Investment Company Rules
We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our 2021 taxable year. However, because the application of the Treasury Regulations is not entirely clear and because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.
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
F.    Dividends and Paying Agents
Not applicable.
G.    Statement by Experts
Not applicable.
H.    Documents on Display
We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information filed by us electronically with the SEC. The address of that website is www.sec.gov.
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
Foreign Currency Exchange Rate Risk
Foreign Currency Exchange Rate Risk in 2021
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
We are also exposed to foreign exchange risk related to U.S. dollar-denominated intercompany balances held by certain of our operating subsidiaries with our holding companies, and to foreign currency-denominated intercompany balances held by our holding companies with certain operating subsidiaries. Although these intercompany balances are eliminated through consolidation, a fluctuation in exchange rates could have a significant impact on our results through the recognition of foreign currency exchange losses in our consolidated income (loss) statement. To help mitigate some of these foreign currency exchange rate risks, we have entered into certain derivative instruments. See Note 13 to our consolidated financial statements for more details.
A depreciation of 10% in the value of the Brazilian reais against the U.S. dollar would result in a net foreign exchange loss totaling $10.8 million over (i) U.S. dollar-denominated intercompany loans held by our Brazilian subsidiary partially offset by derivatives of $118.9 million, (ii) the cross-currency interest rate swap used to partially hedge the intercompany loan receivable of Arcos Dorados B.V. denominated in Brazilian reais (R$23.8 million including accrued interest), (iii) the Brazilian reais-denominated intercompany payable held by our subsidiaries, Arcos Dorados B.V. and LatAm LLC (R$7.0 million including accrued interest), (iv) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $2.5 million as of December 31, 2021.
An appreciation of 10% in the value of the European euro against the U.S. dollar would result in a foreign exchange loss of $6.4 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Martinique of $46.4 million as of December 31, 2021.
An appreciation of 10% in the value of the Costa Rican colones against the U.S. dollar would result in a foreign exchange loss of $4.5 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Costa Rica of $42.3 million as of December 31, 2021.

An appreciation of 10% in the value of the Uruguayan peso against the U.S. dollar would result in a foreign exchange loss of $4 million mainly related to the outstanding U.S. dollar-denominated intercompany net receivable held by our subsidiaries in Uruguay of $36.8 million as of December 31, 2021.
An appreciation of 10% in the value of the Mexican peso against the U.S. dollar would result in a foreign exchange loss of $3.3 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiaries in Mexico of $29.9 million as of December 31, 2021.

A depreciation of 10% in the value of the Peruvian peso against the U.S. dollar would result in a foreign exchange loss of $2.4 million mainly related to the outstanding U.S. dollar-denominated intercompany payable held by our subsidiary in Peru of $26.6 million as of December 31, 2021.
Fluctuations in the value of the other local currencies against the U.S. dollar would not result in material foreign exchange gains or losses as of December 31, 2021 since there are no other significant intercompany balances exposed to foreign exchange risk.
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
Summary of Foreign Currency Exchange Rate Risk in 2020
We are exposed to foreign currency exchange rate risk primarily in connection with the fluctuation in the value of the local currencies of the countries in which we operate, such as the Brazilian real and the Mexican peso, among others. We generate revenues and cash from our operations in local currencies while a significant portion of our long-term debt is denominated in U.S. dollars. An adverse change in foreign currency exchange rates would therefore affect the generation of cash flow from operations in U.S. dollars, which could negatively impact our ability to pay amounts owed in U.S. dollars. In order to partially mitigate the foreign exchange rate risk related to our long-term debt, we entered into certain derivative instruments. See Note 13 to our consolidated financial statements for more detail. Moreover, our continuing franchise fee payments to McDonald’s pursuant to the MFAs must be translated into and paid in U.S. dollars using the exchange rate of the last business day of the month, payable on the seventh day subsequent to each month-end. As such, in the intervening period we are subject to foreign exchange risk.
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
A depreciation of 10% in the value of the Brazilian reais against the U.S. dollar would result in a net foreign exchange loss totaling $12.9 million over (i) U.S. dollar-denominated intercompany loans held by our Brazilian subsidiary partially offset by derivatives of $135.5, (ii) the cross-currency interest rate swap used to partially hedge the intercompany loan receivable of Arcos Dorados B.V. denominated in Brazilian reais (R$22.7 million including accrued interest), (iii) the Brazilian reais-denominated intercompany net receivable held by our subsidiaries, Arcos Dorados B.V. and LatAm LLC (R$45.0 million including accrued interest), (iv) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $2.5 million as of December 31, 2020.

An appreciation of 10% in the value of the European euro against the U.S. dollar would result in a foreign exchange loss of $5.0 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Martinique of $46.4 million as of December 31, 2020.
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
Commodity Price Risk
With respect to commodities exposure, given that we source beef, poultry, grains, shortening, dairy products, flours, cellulose, sugar, amongst other agricultural related products, we are exposed to commodities market risk due to changes in commodity prices that have a direct impact on our costs. We attempt to minimize this risk in a number of ways, including by: entering into commodity hedges through our suppliers (e.g., beef, grains and oil), entering into pricing agreements to lock in prices with key global suppliers for main cost drivers, and negotiating pricing protocol standards by working on open-book agreements with suppliers to have visibility and transparency on actual costs and adjust pricing accordingly. Arcos Dorados’ volume also provides leverage and helps to mitigate impact and gain purchasing power above our competitors. Finally, a dedicated team is continuously seeking cost saving initiatives, such as productivity efficiencies and lower logistics, ingredients and/or formulation costs.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.    Material Modifications to Instruments
None.
B.    Material Modifications to Rights
None.
C.    Withdrawal or Substitution of Assets
None.
D.    Change in Trustees or Paying Agents
None.
E.    Use of Proceeds
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
A.     Disclosure Controls and Procedures
As of December 31, 2021, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2021 in ensuring that information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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
We have adapted our internal control over financial reporting based on the guidelines set by the Internal Control—Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), or “COSO.”
Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021, based on the guidelines set forth by the COSO.
Based on this assessment, management believes that, as of December 31, 2021, its internal control over financial reporting was effective based on those criteria.

Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, has audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2021.
C.     Attestation Report of the Registered Public Accounting Firm
Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, has audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2021, as stated in their report which appears below.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ARCOS DORADOS HOLDINGS INC.:

Opinion on Internal Control over Financial Reporting

We have audited Arcos Dorados Holdings Inc.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Arcos Dorados Holdings Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”) and our report dated March 16, 2022 expressed an unqualified opinion thereon.

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
March 16, 2022

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

ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our audit committee consists of three directors, Mr. Chu, Mr. Vélez and Mr. Fernandez, who are independent within the meaning of the SEC and NYSE corporate governance rules applicable to foreign private issuers. Our Board of Directors has determined that Mr. Chu, Mr. Vélez and Mr. Fernandez are also “audit committee financial experts” as defined by the SEC.
ITEM 16B. CODE OF ETHICS
Our Board of Directors has approved and adopted our Standards of Business Conduct, which are a code of ethics that applies to all employees of Arcos Dorados, including executive officers, and to our board members. Our Standards of Business Conduct are an exhibit to this annual report.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table describes the amounts billed to us by the principal accountant, for audit and other services performed in fiscal years 2021 and 2020.

	2021	2020
	(in thousands of U.S. dollars)
Audit fees	$ 2,159	$ 2,036
Audit-related fees	42	–
Tax fees	271	276
All other fees	–	–

Audit Fees
Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our annual consolidated financial statements, the reviews of our quarterly consolidated financial statements submitted on Form 6-K (when required by management) and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, attestation services, consents and assistance with and review of documents filed with the Securities and Exchange Commission.
Audit-Related Fees
Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal year 2021 and not reported under the previous category. These services would include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
In 2020 and 2021, the Company did not purchase any class A shares. However, on July 23, 2021, the Company distributed 2,960,926 treasury shares to satisfy an approved distribution of class A shares to shareholders.
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

2.3*
Indenture dated April 27, 2022 among Arcos Dorados B.V., as issuer, Arcos Dorados Holdings Inc., as Parent Guarantor, the Subsidiary Guarantors named therein, Citibank N.A., as trustee, registrar, paying agent and transfer agent, and Banque Internationale á Luxembourg, Société Anonyme, as Luxembourg paying agent.

2.4
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

4.12*	Fifth Amendment to Letter of Credit Reimbursement Agreement dated October 30, 2015 between Arcos Dorados B.V. and Credit Suisse AG, Cayman Islands Branch
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

4.16	Equity Incentive Plan, incorporated herein by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.17
Amendment No. 2 to the Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in All of the Territories, except Brazil, incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1 (File No. 333-177210) filed with the SEC on October 7, 2011.

4.18
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

4.23
Continuing Standby Letter of Credit Agreement dated as of May 2, 2011 among Arcos Dorados B.V., as applicant, McDonald’s Latin America, LLC, as beneficiary, and Itaú Unibanco S.A., New York Branch, as lender, incorporated herein by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 29, 2021.

Exhibit No.	Description
4.24
Extension dated May 9, 2018 to the Continuing Standby Letter of Credit Agreement dated as of May 2, 2011 among Arcos Dorados B.V., as applicant, McDonald’s Latin America, LLC, as beneficiary, and Itaú Unibanco S.A., New York Branch, as lender, incorporated herein by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 29, 2021.

4.25
ISDA Master Agreement dated as of September 6, 2013 between Citibank, N.A. and Arcos Dorados Holdings Inc, incorporated herein by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 29, 2021.

4.26
ISDA Schedule to the 2013 Master Agreement dated as of September 6, 2013 between Citibank, N.A. and Arcos Dorados Holdings Inc., incorporated herein by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 29, 2021.

4.27
Application and Agreement for Irrevocable Standby Letter of Credit Agreement dated as of November 3, 2015 among Arcos Dorados B.V., as applicant, McDonald’s Latin America, LLC, as beneficiary, and JPMorgan Chase Bank, N.A., as lender, incorporated herein by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 29, 2021.

4.28*
Amendment No. 2 dated as of November 2, 2021 to the Application and Agreement for Irrevocable Standby Letter of Credit Agreement dated as of November 3, 2015 among Arcos Dorados B.V., as applicant, McDonald’s Latin America, LLC, as beneficiary, and JPMorgan Chase Bank, N.A., as lender.

4.29
Amendment No. 1 dated as of November 5, 2018 to the Application and Agreement for Irrevocable Standby Letter of Credit Agreement dated as of November 3, 2015 among Arcos Dorados B.V., as applicant, McDonald’s Latin America, LLC, as beneficiary, and JPMorgan Chase Bank, N.A., as lender, incorporated herein by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 29, 2021.

4.30
Credit Agreement dated as of December 11, 2020 among Arcos Dorados Holdings Inc., as borrower, certain subsidiaries of the borrower, as guarantors and JPMorgan Chase Bank, N.A., as lender, incorporated herein by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 29, 2021.

4.31*
First Amendment, dated as of March 8, 2021, to the Amended and Restated Credit Agreement dated as of December 11, 2020 among Arcos Dorados Holdings Inc., as borrower, certain subsidiaries of the borrower, as guarantors and JPMorgan Chase Bank, N.A., as lender.

4.32*
Second Amendment, dated as of December 10, 2021, to the Amended and Restated Credit Agreement dated as of December 11, 2020 among Arcos Dorados Holdings Inc., as borrower, certain subsidiaries of the borrower, as guarantors and JPMorgan Chase Bank, N.A., as lender.

4.33*
Continuing Standby Letter of Credit Agreement dated as of June 24, 2021 among Arcos Dorados Holdings Inc., as applicant, McDonald’s Latin America, LLC, as beneficiary, and Itaú Unibanco S.A., Miami Branch, as lender.

4.34*
Subsidiary Joinder Agreement dated as of October 27, 2021 between Arcos Dorados Puerto Rico, LLC, as additional guarantor and JPMorgan Chase Bank, N.A., as lender pursuant to the Amended and Restated Credit Agreement, dated as of December 11, 2020.

4.35*
Subsidiary Joinder Agreement dated as of October 27, 2021 between Golden Arch Development LLC, as additional guarantor and JPMorgan Chase Bank, N.A., as lender pursuant to the Amended and Restated Credit Agreement, dated as of December 11, 2020.

8.1*	List of subsidiaries.
11.1
Standards of Business Conduct of the Company, incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 26, 2019.

12.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
13.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
15.1*	Consent of Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm.

Exhibit No.	Description
101.INS**	Inline XBRL Instance Document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Inline Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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
Name: Mariano Tannenbaum
Title: Chief Financial Officer

Date: April 29, 2022

Arcos Dorados Holdings Inc.

Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ARCOS DORADOS HOLDINGS INC.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Arcos Dorados Holdings Inc. (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the company´s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 16, 2022, expressed an unqualified opinion thereon.

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

Impairment of long-lived assets for markets with impairment indicators

Description of the Matter
As of December 31, 2021, the carrying amount of long-lived assets is thousands of $1,540,711, including PPE, Leases right of use assets, net, and intangible assets. As a result of its impairment assessment exercise, the Company recorded a loss of thousands of $1,573, during 2021.

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

We also assessed the completeness of the related disclosures in note 3 to the consolidated financial statements.

Tax and labor contingencies
Description of the Matter	The Company has operations in Brazil representing 37.7% of the revenues of the group for the year ended December 31, 2021 and maintains a provision for tax and labor contingencies in that country that represents a 68% of the provision for contingencies balance of the group as of December 31, 2021. As described in note 18, the Company assesses the likelihood of any adverse judgments in labor claims or outcomes on its tax positions, including income tax and other taxes, based on the technical merits of a tax position derived from legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position or labor claim.

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

Buenos Aires, Argentina
March 16, 2022
except for Note 27.c, as to which the date is
April 29, 2022

Arcos Dorados Holdings Inc.
Consolidated Statements of Income (Loss)
For the fiscal years ended December 31, 2021, 2020 and 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2021	2020	2019
Sales by Company-operated restaurants	$2,543,907	$1,894,618	$2,812,287
Revenues from franchised restaurants	116,034	89,601	146,790
Total revenues	2,659,941	1,984,219	2,959,077

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(899,077)	(677,087)	(1,007,584)
Payroll and employee benefits	(482,608)	(413,074)	(567,653)
Occupancy and other operating expenses	(772,169)	(624,154)	(799,633)
Royalty fees	(131,401)	(110,957)	(155,388)
Franchised restaurants – occupancy expenses	(50,627)	(43,512)	(61,278)
General and administrative expenses	(210,909)	(171,382)	(212,515)
Other operating income (expenses), net	26,369	(10,807)	4,910
Total operating costs and expenses	(2,520,422)	(2,050,973)	(2,799,141)
Operating income (loss)	139,519	(66,754)	159,936
Net interest expense	(49,546)	(59,068)	(52,079)
(Loss) gain from derivative instruments	(5,183)	(2,297)	439
Gain from securities	—	25,676	—
Foreign currency exchange results	(9,189)	(31,707)	12,754
Other non-operating income (expenses), net	2,185	2,296	(2,097)
Income (loss) before income taxes	77,786	(131,854)	118,953
Income tax expense	(31,933)	(17,532)	(38,837)
Net income (loss)	45,853	(149,386)	80,116
Less: Net income attributable to non-controlling interests	(367)	(65)	(220)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$45,486	$(149,451)	$79,896

Eearnings per share information:
Basic net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.22	$(0.72)	$0.39
Diluted net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	0.22	(0.72)	0.38

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Comprehensive Income (Loss)
For the fiscal years ended December 31, 2021, 2020 and 2019
Amounts in thousands of US dollars

	2021	2020	2019
Net income (loss)	$45,853	$(149,386)	$80,116

Other comprehensive income (loss), net of tax:

Foreign currency translation	(37,372)	(76,382)	(12,246)
Post-employment benefits (expenses):
Loss recognized in accumulated other comprehensive loss	(190)	(195)	(55)
Reclassification of net loss to consolidated statement of income	152	236	864
Post-employment (expenses) benefits (net of deferred income taxes of $21, $70 and $42).	(38)	41	809
Cash flow hedges:
Net gain (loss) recognized in accumulated other comprehensive loss	19,698	54,287	(5,185)
Reclassification of net (gain) loss to consolidated statement of income	(5,301)	(43,324)	85
Cash flow hedges (net of deferred income taxes of $(2,332), $(2,582) and $1,290)	14,397	10,963	(5,100)
Total other comprehensive loss	(23,013)	(65,378)	(16,537)
Comprehensive income (loss)	22,840	(214,764)	63,579
Less: Comprehensive income attributable to non-controlling interests	(262)	(42)	(142)
Comprehensive income (loss) attributable to Arcos Dorados Holdings Inc.	$22,578	$(214,806)	$63,437

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Balance Sheet
As of December 31, 2021 and 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

ASSETS	2021	2020
Current assets
Cash and cash equivalents	$278,830	$165,989
Accounts and notes receivable, net	82,180	94,249
Other receivables	22,031	20,521
Inventories	37,800	33,601
Prepaid expenses and other current assets	119,275	100,469
Derivative instruments	—	702
Total current assets	540,116	415,531
Non-current assets
Miscellaneous	71,442	72,268
Collateral deposits	2,500	2,500
Property and equipment, net	743,533	796,532
Net intangible assets and goodwill	38,808	37,046
Deferred income taxes	67,802	55,567
Derivative instruments	120,371	121,901
Equity method investments	13,105	1,640
Lease right of use asset, net	763,580	790,969
Total non-current assets	1,821,141	1,878,423
Total assets	$2,361,257	$2,293,954
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$269,215	$209,535
Royalties payable to McDonald’s Corporation	15,933	44,779
Income taxes payable	70,276	34,447
Other taxes payable	67,086	56,837
Accrued payroll and other liabilities	89,923	79,218
Provision for contingencies	2,140	2,024
Interest payable	11,383	11,947
Current portion of long-term debt	4,741	3,129
Derivative instruments	8,046	4,727
Operating lease liabilities	79,120	56,828
Total current liabilities	617,863	503,471
Non-current liabilities
Accrued payroll and other liabilities	21,900	21,884
Provision for contingencies	31,946	24,924
Long-term debt, excluding current portion	739,217	773,445
Derivative instruments	14,880	14,534
Deferred income taxes	7,170	5,067
Operating lease liabilities	707,119	752,613
Total non-current liabilities	1,522,232	1,592,467
Total liabilities	$2,140,095	$2,095,938
Equity
Class A shares of common stock	$388,369	$386,603
Class B shares of common stock	132,915	132,915
Additional paid-in capital	10,101	11,540
Retained earnings	316,180	290,895
Accumulated other comprehensive loss	(607,768)	(584,860)
Common stock in treasury	(19,367)	(39,547)
Total Arcos Dorados Holdings Inc. shareholders’ equity	220,430	197,546
Non-controlling interests in subsidiaries	732	470
Total equity	221,162	198,016
Total liabilities and equity	$2,361,257	$2,293,954

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2021, 2020 and 2019
Amounts in thousands of US dollars

	2021	2020	2019
Operating activities
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$45,486	$(149,451)	$79,896
Adjustments to reconcile net income (loss) attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	120,394	126,853	123,218
Loss (gain) from derivative instruments	5,183	2,297	(439)
Amortization and accrual of letter of credit fees and deferred financing costs	4,247	3,505	3,190
Gain of property and equipment sales	(1,428)	(201)	(664)
Deferred income taxes	(16,066)	471	(7,974)
Foreign currency exchange results	4,031	35,928	(11,656)
Accrued net share-based compensation expense	758	1,360	4,060
Impairment of long-lived assets and goodwill	1,573	7,721	9,063
Write-offs of property and equipment	3,095	4,501	4,733
Gain on Sales of restaurants businesses	—	—	(5,078)
Gain on contribution of businesses in equity method investment	(8,501)	—	—
Others, net	6,707	(10,234)	(955)
Changes in assets and liabilities:
Accounts payable	78,201	(23,993)	39,434
Accounts and notes receivable and other receivables	(4,689)	(13,210)	(27,988)
Inventories, prepaid and other assets	(38,655)	(25,032)	(21,802)
Income taxes payable	41,530	(5,825)	10,931
Other taxes payable	14,211	13,014	20,891
Accrued payroll and other liabilities and provision for contingencies	29,992	16,755	1,320
Royalties payable to McDonald’s Corporation	(27,167)	28,981	2,979
Others	(858)	2,526	322
Net cash provided by operating activities	258,044	15,966	223,481
Investing activities
Property and equipment expenditures	(114,999)	(86,311)	(265,235)
Purchases of restaurant businesses paid at acquisition date	(185)	(3,833)	(2,658)
Proceeds from sales of property and equipment and related advances	1,987	800	3,340
Proceeds from sales of restaurant businesses and related advances	—	—	4,818
Other investing activity	4,918	638	(1,256)
Net cash used in investing activities	(108,279)	(88,706)	(260,991)
Financing activities
Issuance of 2027 Notes	—	153,375	—
Collection of derivative instruments	23,240	—	—
Repurchase of 2027 Senior Notes	(18,364)	—	—
Repurchase of 2023 Senior Notes	(16,231)	—	—
Dividend payments to Arcos Dorados Holdings Inc. shareholders	(21)	(10,220)	(22,425)
Net short-term borrowings	—	(10,578)	13,159
Treasury stock purchases	—	—	(13,965)
Other financing activities	(6,550)	(6,568)	(6,401)
Net cash (used in) provided by financing activities	(17,926)	126,009	(29,632)
Effect of exchange rate changes on cash and cash equivalents	(18,998)	(9,160)	(8,260)
Increase (decrease) in cash and cash equivalents	112,841	44,109	(75,402)
Cash and cash equivalents at the beginning of the year	165,989	121,880	197,282
Cash and cash equivalents at the end of the year	$278,830	$165,989	$121,880

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2021, 2020 and 2019
Amounts in thousands of US dollars

	2021	2020	2019
Supplemental cash flow information:
Cash paid during the year for:
Interest	$52,578	$57,066	$52,458
Income tax	34,543	22,502	34,092
Non-cash investing and financing activities:
Stock dividend distribution to Arcos Dorados Holdings Inc.’ Shareholders, at cost	20,180	20,453	—
Seller financing pending of payment and settlement of franchise receivables related to purchases of restaurant businesses	—	1,606	905
Contribution of businesses in equity method investment	11,012	—	—

See Notes to the Consolidated Financial Statements

Arcos Dorados Holdings Inc.
Consolidated Statements of Changes in Equity
For the fiscal years ended December 31, 2021, 2020 and 2019
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Common Stock in treasury		Total	Non-controlling interests	Total
	Number	Amount	Number	Amount				Number	Amount
Balances at December 31, 2018	131,593,073	379,845	80,000,000	132,915	14,850	413,074	(502,266)	(6,360,826)	(46,035)	392,383	376	392,759
Net income for the year	—	—	—	—	—	79,896	—	—	—	79,896	220	80,116
Other comprehensive loss	—	—	—	—	—	—	(16,459)	—	—	(16,459)	(78)	(16,537)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.11 per share)	—	—	—	—	—	(22,425)	—	—	—	(22,425)	—	(22,425)
Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(176)	—	—	—	(176)	—	(176)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	470,558	3,359	—	—	(3,359)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	1,884	—	—	—	—	1,884	—	1,884
Treasury stock purchases	—	—	—	—	—	—	—	(1,632,776)	(13,965)	(13,965)	—	(13,965)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(90)	(90)
Adoption of ASU 2017-12	—	—	—	—	—	780	(780)	—	—	—	—	—
Balances at December 31, 2019	132,063,631	383,204	80,000,000	132,915	13,375	471,149	(519,505)	(7,993,602)	(60,000)	421,138	428	421,566
Net loss for the year	—	—	—	—	—	(149,451)	—	—	—	(149,451)	65	(149,386)
Other comprehensive loss	—	—	—	—	—	—	(65,355)	—	—	(65,355)	(23)	(65,378)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.05 per share)	—	—	—	—	—	(10,220)	—	—	—	(10,220)	—	(10,220)
Cash Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(130)	—	—	—	(130)	—	(130)
Stock Dividends to Arcos Dorados Holdings Inc.’s shareholders (75 shares per share)	—	—	—	—	—	(20,453)	—	2,723,614	20,453	—	—	—
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	472,130	3,399	—	—	(3,399)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	1,564	—	—	—	—	1,564	—	1,564
Balances at December 31, 2020	132,535,761	386,603	80,000,000	132,915	11,540	290,895	(584,860)	(5,269,988)	(39,547)	197,546	470	198,016
Net income for the year	—	—	—	—	—	45,486		—	—	45,486	367	45,853
Other comprehensive loss	—	—	—	—	—	—	(22,908)	—	—	(22,908)	(105)	(23,013)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders (fractional shares)	—	—	—	—	—	(21)	—	—	—	(21)	—	(21)
Stock Dividends to Arcos Dorados Holdings Inc.’s shareholders (70 shares per share)	—	—	—	—	—	(20,180)	—	2,960,926	20,180	—	—	—
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	251,623	1,766	—	—	(1,766)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	327	—	—	—	—	327	—	327
Balances at December 31, 2021	132,787,384	388,369	80,000,000	132,915	10,101	316,180	(607,768)	(2,309,062)	(19,367)	220,430	732	221,162

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
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

The Company, through ADBV’s wholly-owned and majority owned subsidiaries, operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas (USVI) and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

COVID - 19

The global pandemic resulting from COVID-19 has disrupted global health, economic and market conditions.

During 2020, federal, state and local governments mandated various restrictions, including travel restrictions, restrictions on public gatherings, stay at home orders and advisories, curfews and quarantining of people who may have been exposed to the virus. These limitations significantly disrupted the Company’s business operations with a negative impact on its financial results: revenues were affected by the temporary closure of restaurants throughout Latin America and the Caribbean, which caused the Company to significantly reduce its capital expenditures as well as all costs and expenses, in order to preserve liquidity. McDonald’s Corporation supported the Company by authorizing a reduction in the advertising and promotion spending requirements, offering a deferral of some royalty payments and agreeing to withdraw the previously-approved restaurant opening plan and reinvestment plan. See Note 18 for further information.

During 2021, with the implementation of vaccination programs and increasing vaccination rates across the region, governments alleviated restrictions and the Company was able to operate substantially all its restaurants throughout the year. As a result of this more normalized operating environment, the Company loosened its cash preservation measures. With improved liquidity, the Company agreed to a new restaurant opening plan for 2021, only. See Note 18 for further information. The Company did not need to increase financial debt during 2021 and was able to significantly reduce its financial leverage over the course of the year through a consistent improvement in its operating results.

Since the beginning of the pandemic, the Company benefited from certain government measures enacted in Latin America and the Caribbean to help companies manage the economic impacts of COVID-19. Government measures included: modification of existing regulations to reduce workdays or taxes, tax payment deferrals and subsidies related to labor costs, among others. All subsidies granted were recognized on a systematic basis over the periods in which the related expenses were recorded, within “Payroll and employee benefits” or “General and administrative expenses” in the Company´s consolidated statement of income/(loss). The Company complies with all the terms and conditions required by the governments to maintain the benefits granted.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated
1.Organization and nature of business (continued)

COVID-19 (Continued)

While the Company cannot predict the duration or scope of the COVID-19 pandemic and the resurgence of infections or the emergence of new variants in one or more markets; it continues to closely monitor the dynamic environment that could negatively impact its business. The Company believes in its ability to obtain the sources of liquidity and capital resources that are necessary in this challenging economic environment and also believes that its liquidity and capital resources, including working capital, are adequate for its present requirements and business operations and will be adequate to satisfy its currently anticipated requirements during at least the next twelve months for working capital, capital expenditures and other corporate needs.

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

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan and Argentinian operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheet date exchange rates, and revenues, expenses and cash flow are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its statements of income (loss).

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
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

Accounts and notes receivable and allowance for doubtful accounts

Accounts receivable primarily consist of royalty and rent receivables due from franchisees, debit, credit and delivery vendor receivables. Accounts receivable are initially recorded at fair value and do not bear interest. Notes receivable relates to interest-bearing financing granted to certain franchisees in connection with the acquisition of equipment and third-party suppliers. The Company maintains an allowance for doubtful accounts in an amount that it considers sufficient to cover the expected credit losses. In judging the adequacy of the allowance for doubtful accounts, the Company follows ASC 326 “Financial Instruments - Credit Losses” considering, multiple factors including historical bad debt experience, the aging of the receivables, the current economic environment, remote risks of loss and future economic conditions.

Other receivables

As of December 31, 2021, other receivables primarily consist of related party receivables, value-added tax and other tax receivables, insurance claim receivables and McDonald’s Corporation’s indemnification for contingencies, amounting to $13,141. As of December 31, 2020, other receivables primarily consist of insurance claim receivables, value-added tax, other tax receivables, McDonald’s Corporation’s indemnification for contingencies and related party receivables, amounting to $10,685.

Other receivables are reported at the amount expected to be collected.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
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

The Company assessed all markets for impairment indicators during the fourth quarter of 2021, 2020 and 2019. However, as a consequence of the impact that the spread of COVID-19 caused in Company’s operations, during 2020 the Company performed impairment testing of its long-lived assets in some territories in previous quarters. As a result of those assessments, the Company concluded that the second step was required to be performed as a component of the impairment testing of its long-lived assets on a per store basis, in: Mexico, Aruba, Curaçao, Peru, USVI, Venezuela, Trinidad and Tobago, Colombia and Argentina for the fiscal years ended December 31, 2021; Ecuador, Puerto Rico, Mexico, Peru, Aruba, USVI, Venezuela, Colombia, Trinidad and Tobago, Curaçao, Panama and Argentina for the fiscal years ended December 31, 2020 and in Curaçao, Puerto Rico, Mexico, Peru, Aruba, USVI, Venezuela, Colombia and Trinidad and Tobago for the fiscal year ended December 31, 2019.

As a result of the impairment testing the Company recorded the following impairment charges, for the markets indicated below, within Other operating income (expenses), net on the consolidated statements of income:

Fiscal year	Markets	Total
2021	Mexico, USVI, Peru, Colombia, Venezuela and Argentina	$1,573
2020	Mexico, Puerto Rico, USVI, Peru, Aruba, Colombia, Venezuela, Ecuador, Panama and Argentina	6,636
2019	Mexico, Puerto Rico, USVI, Peru, Aruba, Curacao, Colombia and Venezuela	8,790

While the extent and duration of the economic fallout from the COVID-19 pandemic remains unclear, the Company will be monitoring the situation closely.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
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

As a result of the analyses performed during the fiscal years 2021, 2020 and 2019, the Company recorded the following impairment charges, related to goodwill generated in the acquisition of franchised restaurants, for the markets indicated below within Other operating income (expenses), net on the consolidated statements of income:

Fiscal year	Markets	Total
2021	—	$—
2020	Mexico	1,085
2019	Ecuador	273

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $104,010, $60,855 and $115,568 in 2021, 2020 and 2019, respectively. Advertising expenses related to franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to franchised operations were $32,809, $26,486 and $43,039 in 2021, 2020 and 2019, respectively.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3. Summary of significant accounting policies (continued)
Accounts payable outsourcing

The Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. This service allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. Independent of the Company, the financial institutions also allow suppliers to sell their receivables to the financial institutions in an arrangement separately negotiated by the supplier and the financial institution. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. All of the Company’s obligations, including amounts due, remain to the Company’s suppliers as stated in the supplier agreements. As of December 31, 2021 and 2020, $20,125 and $13,354, respectively, of the Company’s total accounts payable are available for this purpose and have been sold by suppliers to participating financial institutions.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
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

During fiscal years 2021, 2020 and 2019, the Company recorded results from sales of property and equipment and restaurant businesses, amounting to $1,428, $201 and $6,415, respectively, included within “Other operating income (expenses), net”.

Segment information

In accordance with ASC 280, Segment Reporting, the Company has restated its comparative segment information based on the new structure of its geographic divisions.

Equity method investments

The Company utilizes the equity method to account for investments in companies when it provides the ability to exercise significant influence over operating and financial policies of the investee. Consolidated net income includes the Company’s proportionate share of the net income or loss of these companies. Company´s judgment regarding the level of influence over each equity method investee includes considering key factors such as our ownership interest, representation on the board of directors, participation in policy-making decisions, other commercial arrangements and material intercompany transactions.

In November 2021, the Company contributed 20 restaurants businesses for a total amount of $11 million to a company named “Operadora de Franquicias Saile S.A.P.I. de C.V.”(“investee”) in exchange of 49% of total shares and votes of the investee. The other investor, in turn, contributed 21 restaurants and cash in exchange of 51% of total shares and votes.

In accordance with ASC 323-10-30-2, the Company has measured the initial contribution of businesses given up in exchange for an equity method investment at the fair value of the restaurants contributed, thus recording a gain of $8.5 million within “Other operating income (expenses), net” on the consolidated statement of income, as of December 31, 2021.

The Company concluded that it has the ability to exercise significant influence over operating and financial policies of “Operadora de Franquicias Saile S.A.P.I. de C.V.” and therefore subsequently measures its investment at equity method considering the effect of basis differences (fair value adjustments). As of December 31, 2021, the Company recorded a gain of $531 within “Other operating income (expenses), net” related to the equity method of its investments in companies.

Recent accounting pronouncements

No new accounting pronouncement issued or effective during the periods had or is expected to have a material impact on the Company’s consolidated financial statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
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

The Company is required to pay to McDonald’s Corporation continuing franchise fees (Royalty fees) on a monthly basis. The amount to be paid during the first 10 years of the MFAs was equal to 5% of the US dollar equivalent of the gross product sales of each of the franchised restaurants. This percentage increased to 6% for the subsequent 5-year period and will increase to 7% during the last 5-year period of the agreement. Payment of monthly royalties is due on the seventh business day of the next calendar month. As a consequence of the negative impacts of the spread of COVID-19 on the Company’s operations, McDonald’s granted the Company a deferral of all the royalty payments due related to sales from March to July 2020, settled during the first half of 2021.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.    Acquisition of businesses (continued)
Other acquisitions

During fiscal years 2021, 2020 and 2019, the Company acquired certain franchised restaurants in certain territories. Presented below is supplemental information about these acquisitions:

Purchases of restaurant businesses:	2021	2020	2019
Property and equipment	$185	$16,756	$1,471
Identifiable intangible assets	—	4,922	1,347
Goodwill	—	1,224	1,589
Assumed debt	—	—	(77)
Gain on purchase of franchised restaurants	—	(1,708)	(767)
Purchase price	185	21,194	3,563
Seller financing	—	(1,000)	—
Settlement of franchise receivables	—	(16,361)	(905)
Net cash paid at acquisition date	$185	$3,833	$2,658

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

5.    Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year end:

	2021	2020
Receivables from franchisees	$27,778	$45,427
Debit and credit card receivables	38,839	29,784
Delivery Sales Receivables	7,871	8,604
Meal voucher receivables	5,641	4,857
Notes receivable	2,593	6,163
Allowance for doubtful accounts	(542)	(586)
	$82,180	$94,249
6.    Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year end:

	2021	2020
Prepaid taxes (i)	$81,083	$48,781
Prepaid expenses	26,052	30,175
Promotion items and related advances	10,935	20,701
Others	1,205	812
	$119,275	$100,469

(i) During 2021, Brazilian Supreme Court made its final decision about the unconstitutional inclusion of ICMS state tax in the taxable basis of PIS/COFINS federal tax. As a consequence, the Company was able to recover taxes amounting to $18,457. This recovery was recorded within Other Operating income (expenses), net. As of December 31, 2021 Prepaid taxes includes $8,805 related to this matter.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated
7.    Miscellaneous

Miscellaneous consist of the following at year end:

	2021	2020
Judicial deposits	$37,377	$36,943
Tax credits	12,289	10,365
Prepaid property and equipment	5,936	5,967
Notes receivable	3,942	4,484
Rent deposits	3,146	2,991
Others	8,752	11,518
	$71,442	$72,268

8.    Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2021	2020
Land	$128,055	$134,148
Buildings and leasehold improvements	660,745	657,652
Equipment	750,963	734,995
Total cost	1,539,763	1,526,795
Total accumulated depreciation	(796,230)	(730,263)
	$743,533	$796,532
 Total depreciation expense for fiscal years 2021, 2020 and 2019 amounted to $109,462, $115,031 and $111,638, respectively.

9.    Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

	2021	2020
Net intangible assets (i)
Computer software cost	$79,054	$69,999
Initial franchise fees	13,652	14,223
Reacquired franchised rights	15,403	16,884
Letter of credit fees	940	940
Others	1,000	1,000
Total cost	110,049	103,046
Total accumulated amortization	(76,451)	(71,601)
Subtotal	33,598	31,445

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated
9.    Net intangible assets and goodwill (continued)

Goodwill (ii)	2021	2020
Brazil	2,992	3,196
Argentina	1,276	1,276
Chile	873	1,047
Colombia	69	82
Subtotal	5,210	5,601
	$38,808	$37,046

(i)Total amortization expense for fiscal years 2021, 2020 and 2019 amounted to $10,932, $11,822 and $11,580, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows: $13,470 for 2022, $10,263 for 2023; $4,465 for 2024; $1,777 for 2025; $1,656 for 2026; and thereafter $1,967.
(ii)Related to the acquisition of franchised restaurants (Brazil, Argentina, Chile and Colombia) and non-controlling interests in Chile.

10.    Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following at year end:

	2021	2020
Current:
Accrued payroll	$75,439	$59,772
Accrued expenses	7,789	14,993
Other liabilities	6,695	4,453
	$89,923	$79,218
Non-current:
Phantom RSU award liability	$4,761	$2,730
Deferred revenues - Initial franchise fee	4,536	4,612
Deferred income	5,848	6,075
Security deposits	5,460	5,976
Other liabilities	1,295	2,491
	$21,900	$21,884

11.    Short-term debt

On December 10, 2021, the Company renewed its committed revolving credit facility with JPMorgan Chase Bank, N.A (JPMorgan), for up to $25 million maturing on December 12, 2022. This revolving credit facility permits the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Principal is due upon maturity. However, prepayments are permitted without premium or penalty. Each loan made under this agreement will bear interest annually at SOFR plus 3.10% that will be payable on the date of any prepayment or at maturity.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.    Short-term debt (continued)

Revolving credit facility

The obligations of the Company under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. The revolving credit facility includes customary covenants including, among others, restrictions on the ability of the Company, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws. In addition, the Company is required, among others, to comply, as of the last day of each quarter during the agreement, with a consolidated net indebtedness (including interest payable) to EBITDA lower than 3.00x.

As of December 31, 2021, the Company’s net indebtedness (including interest payable) to EBITDA ratio was 1.39 and thus it is currently in compliance with the ratio requirement.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated
12.    Long-term debt

Long-term debt consists of the following at year-end:

	2021	2020
2027 Notes	$535,986	$553,354
2023 Notes	201,763	216,593
Finance lease obligations	6,139	5,941
Other long-term borrowings	7,509	10,199
Subtotal	751,397	786,087
Discount on 2023 Notes	(687)	(1,147)
Discount on 2027 Notes	(5,960)	(7,358)
Premium on 2023 Notes	254	427
Premium on 2027 Notes	2,613	3,206
Deferred financing costs	(3,659)	(4,641)
Total	743,958	776,574
Current portion of long-term debt	4,741	3,129
Long-term debt, excluding current portion	$739,217	$773,445

2027 and 2023 Notes

The following table presents additional information related to the 2027 and 2023 Notes (the “Notes”):

			Principal as of December 31,
	Annual interest rate	Currency	2021	2020	Maturity
2027 Notes	5.875%	USD	$535,986	$553,354	April 4, 2027
2023 Notes	6.625%	USD	201,763	216,593	September 27, 2023

	Interest Expense (i)			DFC Amortization (i)			Amortization of Premium/Discount, net (i)
	2021	2020	2019	2021	2020	2019	2021	2020	2019
2027 Notes	$32,175	$20,269	$15,569	$758	$402	$299	$805	$133	$—
2023 Notes	13,768	20,882	23,060	224	294	323	287	371	402
(i)These charges are included within “Net interest expense” in the consolidated statements of income.

On September 27, 2013, the Company issued senior notes for an aggregate principal amount of $473.8 million, which are due in 2023 (the “2023 Notes”). Periodic payments of principal are not required and interest is paid semi-annually commencing on March 27, 2014. The Company incurred $3,313 of financing costs related to the cash issuance of 2023 Notes, which were capitalized as deferred financing costs (“DFC”) and are being amortized over the life of the notes.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
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

From June 2021 to November 2021, the Company repurchased, through open market repurchases, $14,830 of the outstanding principal amount of 2023 Notes at a price equal to 109.45% (equivalent to $16,231) plus accrued and unpaid interests. All repurchased notes were cancelled by November 8, 2021.

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

From June 2021 to September 2021, the Company repurchased, through open market repurchases, and cancelled $17,368 of the outstanding principal amount of 2027 Notes at a price equal to 105.74% (equivalent to $18,364) plus accrued and unpaid interest.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
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

The 2023 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Other required disclosure

At December 31, 2021, future payments related to the Company’s long-term debt are as follows:

	Principal	Interest	Total
2022	$4,739	$45,767	$50,506
2023	204,596	45,449	250,045
2024	2,436	31,869	34,305
2025	663	31,763	32,426
2026	113	31,750	31,863
Thereafter	538,850	17,068	555,918
Total payments	751,397	203,666	955,063
Interest	—	(203,666)	(203,666)
Discount on 2023 Notes	(687)	—	(687)
Discount on 2027 Notes	(5,960)	—	(5,960)
Premium on 2023 Notes	254	—	254
Premium on 2027 Notes	2,613	—	2,613
Deferred financing cost	(3,659)	—	(3,659)
Long-term debt	$743,958	$—	$743,958

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated
13.    Derivative instruments

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2021 and 2020:

		Assets			Liabilities
Type of Derivative	Balance Sheets Location	2021	2020	Balance Sheets Location	2021	2020
Derivatives designated as hedging instruments
Cash Flow hedge
Forward contracts	Other receivables	$660	$—	Accrued payroll and other liabilities	$(51)	$(1,264)
Cross-currency interest rate swap	Derivative instruments	107,386	86,534	Derivative instruments	(2,898)	(6,194)
Call spread	Derivative instruments	—	21,858	Derivative instruments	—	—
Coupon-only swap	Derivative instruments	—	3,591	Derivative instruments	—	—
Subtotal		108,046	111,983		(2,949)	(7,458)
Derivatives not designated as hedging instruments
Call spread	Derivative instruments	4,791	3,798	Derivative instruments	—	—
Coupon-only swap	Derivative instruments	—	202	Derivative instruments	(7,555)	(5,017)
Call Spread + Coupon-only swap	Derivative instruments	8,194	6,620	Derivative instruments	(12,473)	(8,050)
Subtotal		12,985	10,620		(20,028)	(13,067)
Total derivative instruments		$121,031	$122,603		$(22,977)	$(20,525)

Derivatives designated as hedging instruments

Cash flow hedge

Forward contracts

    The Company has entered into various forward contracts in a few territories to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges results in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of December 31, 2021, the Company had forward contracts outstanding with a notional amount of $22,128 that mature during 2022.

The Company made net (payments) collections totaling $(507), $1,757 and $711 during fiscal years 2021, 2020 and 2019, respectively, as a result of the net settlements of these derivatives.

Cross-currency interest rate swap

The Company entered into four cross-currency interest rate swap agreements to hedge all the variability of the principal and interest collections of its BRL intercompany loan receivables. The agreements were signed during November 2013 (amended in February 2017), June and July 2017 and October 2020. The following table presents information related to the terms of the agreements:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.    Derivative instruments (continued)
Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Cross-currency interest rate swap (continued)

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Amount	Interest rate	Currency	Amount	Interest rate
JP Morgan Chase Bank, N.A.	BRL	108,000	13%	$	35,390	4.38%	March 31/ September 30	September 2023
JP Morgan Chase Bank, N.A.	BRL	98,670	13%	$	30,000	6.02%	March 31/ September 30	September 2023
Citibank N.A.	BRL	94,200	13%	$	30,000	6.29%	March 31/ September 30	September 2023
Citibank N.A.	BRL	112,738	13%	$	20,049	8.08%	March 31/ September 30	September 2023

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

(i)Bank of America Merrill Lynch Banco Múltiplo S.A.

The Company paid $4,132, $4,031 and $8,692 of net interest during the fiscal years ended December 31, 2021, 2020 and 2019, respectively.

Call spread

During April 2017, the Company’s Brazilian subsidiary entered into two call spread agreements in order to hedge all the variability in a portion (50%) of the principal of certain intercompany loan payables nominated in US dollar. Call spread agreements consist of a combination of two call options: the Company bought an option to buy US dollar at a strike price equal to the BRL exchange rate at the date of the agreements, and wrote an option to buy US dollar at a higher strike price than the previous one. Both pair of options have the same notional amount and are based on the same underlying with the same maturity date.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
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

In May 2021, the Company unwound these agreements before their maturity and collected $18.8 million (BRL99.7 million). Although the hedge relationships were discontinued, the Company expects to maintain the underlying loans until maturity. As a consequence, the amounts recorded in accumulated other comprehensive loss until May 2021 will be amortized to earnings as the originally hedged cash flows affected earnings.

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

In May 2021, the Company unwound these agreements before their maturity and collected $4.4 million (BRL23.5 million). Although the hedge relationships were discontinued, the Company expects to maintain the underlying loans until maturity. As a consequence, the amounts recorded in accumulated other comprehensive loss until May 2021 will be amortized to earnings as the originally hedged cash flows affected earnings.

The Company made net collections of $170 of net interest during 2021 until the agreements were unwound, and payments amounting to $(197) and $(2,036) of net interest during the fiscal years ended December 31, 2020, and 2019, respectively, related to these agreements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.    Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)
Cash flow hedge (continued)

Additional disclosures

The following table present the pretax amounts affecting income and other comprehensive income for the fiscal years ended December 31, 2021, 2020 and 2019 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative			(Gain) Loss Reclassified from Accumulated OCI into income (loss)(i)
	2021	2020	2019	2021	2020	2019
Forward contracts	$1,366	$904	$(10)	$507	$(1,895)	$(711)
Cross-currency interest rate swaps	23,802	55,124	(8,506)	(8,564)	(37,376)	2,056
Call Spread (ii)	(2,593)	6,758	4,377	1,915	(18,153)	(3,561)
Coupon-only swap (ii)	1,093	8,604	(1,889)	(797)	(421)	1,860
Total	$23,668	$71,390	$(6,028)	$(6,939)	$(57,845)	$(356)

(i)The results recognized in income related to forward contracts were recorded as an adjustment to food and paper.
(ii)Agreements unwound in May 2021.

The net gain (loss) recognized in income, related to cross-currency interest rate swaps is presented as follows:

Adjustment to:	2021	2020	2019
Foreign currency exchange results	$12,392	$40,353	$6,346
Net interest expense	(3,828)	(2,977)	(8,402)
Total	$8,564	$37,376	$(2,056)

The results recognized in income related to call spread agreements and coupon-only swap agreements were recorded as an adjustment to foreign currency exchange and interest expense, respectively.

Derivatives not designated as hedging instruments

In October 2020, the Company’s Brazilian subsidiary entered into certain derivatives that are not designated as hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately in earnings, within “(Loss) Gain from derivative instruments”. These agreements are:

–A call spread with JPMorgan, consisting of a combination of two call options. This agreement matures in April 2027.

The following table presents information related to the terms of the agreements:

Nominal Amount		Strike price
Currency	Amount	Call option written	Call option bought
$	30,000	8.20	5.62

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
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

(i) “CDI” Certificados de Depósitos Interbancários

The Company made net payments of $33 during fiscal year ended December 31, 2021, related to this agreement.

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

(i) “CDI” Certificados de Depósitos Interbancários

The Company made net payments of $94 during fiscal year ended December 31, 2021, related to this agreement.

In addition, during the fiscal years ended December 31, 2020 and 2019, the Company entered into certain forward contracts that generated net (payments) and collections of ($39) and $787, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
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

At December 31, 2021, maturities of lease liabilities under existing operating leases are:

	Restaurant	Other	Total (i)
2022	$118,356	$5,564	$123,920
2023	113,202	4,469	117,671
2024	109,726	3,820	113,546
2025	106,067	3,381	109,448
2026	101,730	3,055	104,785
Thereafter	781,260	5,598	786,858
Total lease payments	$1,330,341	$25,887	$1,356,228
Lease discount			(569,989)
Operating lease liability			$786,239

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
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

The Company maintains a few finance leases agreements, previously classified as capital leases. As of December 31, 2021 and 2020 the obligation amounts to $6,139 and $5,941 respectively, included within “Long-term debt” in the Consolidated Balance Sheet.

The following table is a summary of the Company´s components of lease cost for fiscal years 2021, 2020 and 2019:

Lease Expense	Statements of Income Location	2021	2020	2019
Operating lease expense - Minimum rentals:
Company-operated restaurants	Occupancy and other operating expenses	$(94,254)	$(69,151)	$(104,236)
Franchised restaurants	Franchised restaurants - occupancy expenses	(29,969)	(23,510)	(34,727)
General and administrative	General and administrative expenses	(6,590)	(7,062)	(7,614)
Subtotal		(130,813)	(99,723)	(146,577)
Variable lease expense - Contingent rentals based on sales:
Company-operated restaurants	Occupancy and other operating expenses	(27,262)	(26,153)	(29,562)
Franchised restaurants	Franchised restaurants - occupancy expenses	(9,505)	(13,248)	(12,878)
Subtotal		(36,767)	(39,401)	(42,440)
Total lease expense		$(167,580)	$(139,124)	$(189,017)

Other information	2021
Weighted-average remaining lease term (years)
Operating leases	8
Weighted-average discount rate
Operating leases	6.5%

15.    Franchise arrangements

Individual franchise arrangements generally include a lease, a license and provide for payment of initial franchise fees, as well as continuing rent and service fees (royalties) to the Company based upon a percentage of sales with minimum rent payments. The company’s franchisees are granted the right to operate a restaurant using the McDonald’s system and, in most cases, the use of a restaurant facility, generally for a period of 20 years. At the end of the 20-year franchise arrangement, the Company maintains control of the underlying real estate and building and can either enter into a new franchise arrangement with the existing franchisee or a different franchisee or close the restaurant. Franchisees pay related occupancy costs including property taxes, insurance and maintenance. Pursuant to the MFAs, the Company pays initial fees and continuing service fees for franchised restaurants to McDonald’s Corporation. Therefore, the margin for franchised restaurants is primarily comprised of rental income net of occupancy expenses (depreciation for owned property and equipment and/or rental expense for leased properties).

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.    Franchise arrangements (continued)
At December 31, 2021 and 2020, net property and equipment under franchise arrangements totaled $88,568 and $92,354, respectively (including land for $22,784 and $24,661, respectively).

Revenues from franchised restaurants for fiscal years 2021, 2020 and 2019 consisted of:

	2021	2020	2019
Rent (i)	$115,418	$89,123	$145,860
Initial fees (ii)	321	203	287
Royalty fees (iii)	295	275	643
Total	$116,034	$89,601	$146,790

(i)Includes rental income of own buildings and subleases. As of December 31, 2021 and 2020 the subleases rental income amounted to $96,756 and $74,723, respectively.
(ii)Presented net of initial fees owed to McDonald’s Corporation for $739, $493 and $1,456 in 2021, 2020 and 2019, respectively.
(iii)Presented net of royalties fees owed to McDonald’s Corporation for $46,476, $36,554 and $57,709 in 2021, 2020 and 2019, respectively. As a consequence of the negative impacts of the spread of COVID-19 in the operations, McDonald’s granted a deferral of all the royalties payments due to sales in March, April, May, June and July 2020, settled during the first half of 2021.

At December 31, 2021, future minimum rent payments due to the Company under existing franchised agreements are:

	Owned sites	Leased sites	Total
2022	$4,916	$49,991	$54,907
2023	4,568	42,581	47,149
2024	4,501	37,631	42,132
2025	4,514	34,201	38,715
2026	4,553	29,731	34,284
Thereafter	37,524	127,471	164,995
Total	$60,576	$321,606	$382,182

16.    Income taxes

The Company’s operations are conducted by its foreign subsidiaries in Latin America and the Caribbean. The foreign subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such foreign countries.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.    Income taxes (continued)

Statutory tax rates in the countries in which the Company operates for fiscal years 2021, 2020 and 2019 were as follows:

	2021	2020	2019
Puerto Rico	18.5%	18.5%	18.5%
Curacao	22.0%	22.0%	22.0%
USVI	22.5%	22.5%	22.5%
Aruba, Ecuador, Panama, Uruguay and Netherlands	25.0%	25.0%	25.0%
Chile	27.0%	27.0%	27.0%
Martinique, French Guyana and Guadeloupe	22.5%	28.0%	31.0%
Peru	29.5%	29.5%	29.5%
Trinidad and Tobago	30.0%	30.0%	25.0%
Costa Rica and Mexico	30.0%	30.0%	30.0%
Colombia	31.0%	32.0%	33.0%
Brazil and Venezuela	34.0%	34.0%	34.0%
Argentina	35.0%	30.0%	30.0%

Income tax expense for fiscal years 2021, 2020 and 2019 consisted of the following:

	2021	2020	2019
Current income tax expense	$47,999	$17,061	$46,811
Deferred income tax (income) expense	(16,066)	471	(7,974)
Income tax expense	$31,933	$17,532	$38,837

    Income tax expense for fiscal years 2021, 2020 and 2019, differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax income (loss) as a result of the following:

	2021	2020	2019
Pre-tax income (loss)	$77,786	$(131,854)	$118,953
Weighted-average statutory income tax rate (i)	41.4%	22.9%	36.6%
Income tax expense (benefit) at weighted-average statutory tax rate on pre-tax income (loss)	32,230	(30,226)	43,488
Permanent differences:
Change in valuation allowance (ii)	(26,865)	2,958	(24,864)
Expiration and changes in tax loss carryforwards	144	13,820	17,799
Venezuelan remeasurement and inflationary impacts (iii)	577	1,682	1,743
Non-taxable income and non-deductible expenses	19,655	19,565	7,545
Tax benefits	(152)	(1,701)	(9,667)
Income taxes withholdings on intercompany transactions (iv)	6,572	6,515	5,005
Differences including exchange rate, inflation adjustment and filing differences	(6,985)	(789)	(5,291)
Alternative Taxes	1,461	2,054	658
Others (v)	5,296	3,654	2,421
Income tax expense	$31,933	$17,532	$38,837

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
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
(iii)Comprises changes in valuation allowance during 2021, 2020 and 2019 for $9,723, $43,249 and $983, respectively.
(iv)Comprises income tax withheld on the payment of interest on intercompany loans.
(v)Mainly comprises income tax effects over intercompany transactions which are eliminated for consolidation purposes.

The tax effects of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities as of December 31, 2021 and 2020 are presented below:

	2021	2020
Tax loss carryforwards (i)	$140,106	$186,781
Purchase price allocation adjustment	11,305	12,247
Property and equipment, tax inflation	39,691	38,205
Tax Inflation adjustment	(6,671)	(7,125)
Other accrued payroll and other liabilities	25,340	29,622
Share-based compensation	1,623	1,719
Provision for contingencies, bad debts and obsolescence	9,557	4,621
Other deferred tax assets (ii)	91,974	75,121
Other deferred tax liabilities (iii)	(55,253)	(47,593)
Property and equipment - difference in depreciation rates	(10,801)	(7,902)
Valuation allowance (iv)	(186,239)	(235,196)
Net deferred tax asset	$60,632	$50,500

(i)As of December 31, 2021, the Company and its subsidiaries have accumulated net operating losses amounting to $495,782. The Company has net operating losses amounting to $164,301, expiring between 2022 and 2026. In addition, the Company has net operating losses amounting to $88,005 expiring after 2026 and net operating losses amounting to $243,476 that do not expire. Changes in tax loss carryforwards for the year relate to uses of NOLs.
(ii)Other deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes (accounting base) and the amounts used for income tax purposes (tax base). For the fiscal year ended December 31, 2021, this item includes: difference in depreciation of leases (related to differences between ASC842 and local tax regulation) for $63,526 in Brazil and provision for regular expenses for $13,055 in Brazil, Colombia, Mexico and Panama. For the fiscal year ended December 31, 2020 this item includes: difference in depreciation of leases (related to differences between ASC842 and local tax regulation) for $51,772 in Brazil and provision for regular expenses for $10,098, in Brazil, Colombia and Argentina.
(iii)Primarily related to leases contracts (related to differences between ASC842 and local tax regulation).
(iv)In assessing the realization of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The total amount of $60,632 for the year ended December 31, 2021, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $67,802 and $7,170, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.    Income taxes (continued)
The total amount of $50,500 for the year ended December 31, 2020, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $55,567 and $5,067, respectively.

Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences, comprise undistributed earnings considered permanently invested in subsidiaries amounted to $210,825 at December 31, 2021. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

As of December 31, 2021, and 2020, the Company has not identified unrecognized tax benefits that would favorably affect the effective tax rate if resolved in the Company’s favor.

The Company account for uncertain tax positions by determining the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. This determination requires the use of significant judgment in evaluating the tax positions and assessing the timing and amounts of deductible and taxable items. The Company is regularly under audit in multiple tax jurisdictions and is currently under examination in several jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2015.

As of December 31, 2021, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $177 million, related to assessments for the fiscal years 2009 to 2016. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

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

The Company made recurring grants of stock options in each of the fiscal years from 2011 to 2014. These grants vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. Each stock option granted represents the right to acquire a Class A share at its grant-date fair market value. The exercise right for the stock options is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the seventh anniversary of the grant date. As of December 31, 2021, all stock options previously granted were expired. The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date.

The Company made recurring grants of restricted share units in each of the fiscal years from 2011 to 2019. Each restricted share unit represents the right to receive a Class A share when vested. From 2011 to 2018, these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. The 2019 award vested on May 10, 2020. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.    Share-based compensation (continued)
2011 Equity Incentive Plan (continued)

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense related to this award in the amount of $327, $1,564 and $1,884 during fiscal years 2021, 2020 and 2019, respectively. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

Restricted Share Units

The following table summarizes the activity of restricted share units during fiscal years 2021, 2020 and 2019:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2018	1,605,049	7.41
2019 annual grant	35,000	8.00
Partial vesting of 2014 grant	(38,222)	8.58
Partial vesting of 2015 grant	(115,634)	6.33
Partial vesting of 2016 grant	(134,501)	4.70
Partial vesting of 2017 grant	(174,232)	9.20
Forfeitures	(239,621)	7.74
Outstanding at December 31, 2019	937,839	7.50
Partial vesting of 2015 grants	(101,928)	6.33
Partial vesting of 2016 grants	(114,045)	4.70
Partial vesting of 2017 grants	(67,606)	9.20
Partial vesting of 2018 grants	(163,695)	8.50
Vesting of 2019 grant	(35,000)	8.00
Forfeitures	(4,367)	7.75
Outstanding at December 31, 2020	451,198	7.80
Partial vesting of 2016 grants	(110,213)	4.70
Partial vesting of 2017 grants	(62,742)	9.20
Partial vesting of 2018 grants	(79,673)	8.50
Forfeitures	(11,774)	8.69
Outstanding at December 31, 2021	186,796	8.70
Exercisable at December 31, 2021	—	—

The total fair value of restricted share units vested during 2021, 2020 and 2019 was $1,773, $3,475 and $3,295, respectively. As of December 31, 2021 the Company issued 251,623 Class A shares. Therefore, accumulated recorded compensation expense totaling $1,766 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance. As of December 31, 2021, there were 17,242 Class A shares, amounting to $120 pending of issuance in connection with previous partial vesting.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.    Share-based compensation (continued)
2011 Equity Incentive Plan (continued)

Restricted Share Units (continued)

The following table provides a summary of outstanding restricted share units at December 31, 2021:

Number of units outstanding (i)	186,796
Weighted-average grant-date fair market value per unit	8.70
Total grant-date fair value	1,625
Weighted-average accumulated percentage of service	85.29%
Stock-based compensation recognized in Additional paid-in capital	1,386
Compensation expense not yet recognized (ii)	239

(i)Related to awards that will vest between fiscal years 2022 and 2023.
(ii)Expected to be recognized in a weighted-average period of 0.3 years.

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

During 2019, the Company granted awards with different vesting periods: 465,202 units which vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years and 1,207,455 units which vest 100% at the fifth anniversary from the date of grant.

During 2020, the Company granted 65,440 units that vested 100% at May 2021.

During 2021, the Company granted awards with different vesting periods: 874,294 units which vest 100% at the third anniversary from the grant date; and 44,093 units which vest 100% at April 2022.

The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period. As a consequence, when the award includes multiple vesting periods, it is considered as multiple awards.

The total compensation expense as of December 31, 2021, 2020 and 2019, amounts to $3,452, $1,232 and $2,102 respectively, which has been recorded under “General and administrative expenses” within the consolidated statement of income. The accrued liability is remeasured at the end of each reporting period until settlement.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.    Share-based compensation (continued)

Phantom RSU Award (continued)

The following table summarizes the activity under the plan as of December 31, 2021:

Units
Grant 2019	1,672,657
Forfeitures	(10,837)
Outstanding at December 31, 2019	1,661,820
Grant 2020	65,440
Partial vesting and settlement of 2019 Grant (i)	(5,162)
Forfeitures	(31,614)
Outstanding at December 31, 2020	1,690,484
Grant 2021	918,387
Partial vesting and settlement of 2019 Grant (ii)	(173,916)
Vesting of 2020 grant (iii)	(65,440)
Forfeitures	(329,027)
Outstanding at December 31, 2021	2,040,488

(i) Amounting to $18
(ii) Amounting to $1,104
(iii) Amounting to $416

Total Non-vested (i)
Number of units outstanding	2,040,488
Current share price	5.83
Total fair value of the plan	11,896
Weighted-average accumulated percentage of service	44.12%
Accrued liability (ii)	5,248
Compensation expense not yet recognized (iii)	6,648
(i)Related to awards that will vest between April 2022 and May 2024.
(ii)Presented within “Accrued payroll and other liabilities” in the Company’s current and non-current liabilities balance sheet.
(iii)Expected to be recognized in a weighted-average period of 2.31 years.

The Company recognized $75, $(244) and $(422) of related income tax benefit/(expense) for the share-based compensation plans during fiscal years 2021, 2020 and 2019, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated
18.    Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)to agree with McDonald’s Corporation on a restaurant opening plan and a reinvestment plan for each three-year period or such other commitment or period that McDonald’s may approve; and pay an initial franchise fee for each new restaurant opened;
(ii)to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, during the first 10 years. This percentage increases to 6% and 7% for the subsequent two five-year periods of the agreement. Nevertheless, at times, McDonald’s Corporation has supported Company´s investment plans by agreeing to provide an incentive (the “growth support”), which result or is expected to result in a lower royalty rate.
(iii)to commit to funding a specified Strategic Marketing Plan; that includes the expenditure of 5% of the Company´s gross sales on Advertising and Promotion activities.
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

As a consequence of the negative impacts of the spread of COVID-19 on the Company’s operations, during 2020, McDonald’s Corporation granted the Company a deferral of all the royalty payments due related to sales from March to July 2020 (settled during the first half of 2021); a reduction in the advertising and promotion spending requirements from 5% to 4% for the annual period 2020 and the withdrawal of the previously agreed growth and investment plan. Due to the dynamic environment, in 2021 the Company agreed with McDonald’s Corporation on a growth and investment plan for only one year and received a growth support that resulted in a consolidated effective royalty rate of 5.2% of sales of 2021.

On January 10, 2022, the Company reached an agreement with McDonald’s Corporation on a new growth and investment plan for next years. McDonald’s Corporation has agreed to continue providing the Company with growth support under certain terms and conditions.

To support its future growth, the Company plans to open at least 200 new restaurants and to modernize at least 400 restaurants, with capital expenditures of approximately $650 million from 2022 to 2024. In addition, McDonald’s Corporation agreed to continue providing growth support which is expected to result in an effective royalty rate of about 5.6% of sales in 2022 and 6.0% of sales in 2023 and 2024.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.    Commitments and contingencies (continued)
Commitments (continued)

For the period ended December 31, 2021, the Company was in compliance with the ratio requirements mentioned in point (v) above. However, during some periods of 2021 ratios were not in compliance. McDonald’s Corporation granted the Company limited waivers from June 30, 2020 through and including December 31, 2021, during which time the Company was not required to comply with the financial ratios set forth in the MFA. The ratios for the periods mentioned, were as follows:

	Fixed Charge Coverage Ratio	Leverage Ratio
March 31, 2021	0.93	7.85
June 30, 2021	1.40	5.50
September 30, 2021	1.65	4.46
December 31, 2021	1.89	3.94

In addition, the Company maintains standby letters of credit in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs, for a total aggregate drawing amount of $80 million. These letters of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements. The following table presents information related to the standby letters of credit:

Bank	Currency	Amount
Itaú	$	15,000
Credit Suisse (i)	$	45,000
JPMorgan (i)	$	20,000

(i) Maintained through its wholly-owned subsidiary ADBV.

These letters of credit contain a limited number of customary affirmative and negative covenants, including a maximum indebtedness to EBITDA ratio, as follows:

Bank	Ratio	Required Maximum Ratio	As of December 31, 2021
Itaú	Net indebtedness to EBITDA	4.5	1.35
Credit Suisse (i)	Indebtedness to EBITDA	4.0	1.42
JPMorgan (i)	Indebtedness to EBITDA	4.5	1.42

(i) Maintained through its wholly-owned subsidiary ADBV.

As of December 31, 2021 all the ratios were in compliance.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.    Commitments and contingencies (continued)
Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At December 31, 2021 and 2020, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $34,086 and $26,948, respectively, presented as follow: $2,140 and $2,024 as a current liability and $31,946 and $24,924 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

Description	Balance at beginning of period	Accruals, net	Settlements	Reclassifications and increase of judicial deposits	Translation	Balance at end of period
Year ended December 31, 2021:
Tax contingencies in Brazil (i)	$10,662	$7,472	$—	$(517)	$(975)	$16,642
Labor contingencies in Brazil (ii)	14,514	11,319	(12,080)	522	(1,005)	13,270
Other (iii)	9,907	3,764	(1,708)	(136)	(1,061)	10,766
Subtotal	35,083	22,555	(13,788)	(131)	(3,041)	40,678
Judicial deposits (iv)	(8,135)	—	—	1,030	513	(6,592)
Provision for contingencies	$26,948	$22,555	$(13,788)	$899	$(2,528)	$34,086

Year ended December 31, 2020:
Tax contingencies in Brazil (i)	$10,595	$2,040	$—	$435	$(2,408)	$10,662
Labor contingencies in Brazil (ii)	16,839	12,087	(10,499)	—	(3,913)	14,514
Other (iii)	11,404	1,203	(1,421)	—	(1,279)	9,907
Subtotal	38,838	15,330	(11,920)	435	(7,600)	35,083
Judicial deposits (iv)	(12,680)	—	—	1,626	2,919	(8,135)
Provision for contingencies	$26,158	$15,330	$(11,920)	$2,061	$(4,681)	$26,948

Year ended December 31, 2019:
Tax contingencies in Brazil (i)	$9,497	$1,455	$—	$—	$(357)	$10,595
Labor contingencies in Brazil (ii)	21,108	12,916	(16,068)	—	(1,117)	16,839
Other (iii)	11,462	3,070	(1,700)	—	(1,428)	11,404
Subtotal	42,067	17,441	(17,768)	—	(2,902)	38,838
Judicial deposits (iv)	(13,558)	—	—	354	524	(12,680)
Provision for contingencies	$28,509	$17,441	$(17,768)	$354	$(2,378)	$26,158

(i)In 2021, it includes mainly INSS and CIDE. In 2020 and 2019, it includes mainly CIDE.
(ii)It primarily relates to dismissals in the normal course of business.
(iii)It relates to tax and labor contingencies in other countries and civil contingencies in all the countries.
(iv)It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil.

As of December 31, 2021, there are certain matters related to the interpretation of tax, labor and civil laws for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $240 million and $271 million.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claim. At December 31, 2021, the provision for contingencies includes $1,188 ($1,259 at December 31, 2020), related to this claim. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity within “Miscellaneous” in the consolidated balance sheet.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated

19.    Disclosures about fair value of financial instruments (continued)

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2021 and 2020:

	Quoted Prices in Active Markets For Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Balance as of December 31,	Balance as of December 31,
	2021	2020	2021	2020	2021	2020	2021	2020
Assets
Cash equivalents	$198,811	$106,856	$—	$—	$—	$—	$198,811	$106,856
Derivatives	—	—	121,031	122,603	—	—	121,031	122,603
Total Assets	$198,811	$106,856	$121,031	$122,603	$—	$—	$319,842	$229,459
Liabilities
Derivatives	$—	—	22,977	$20,525	$—	$—	22,977	20,525
Total Liabilities	$—	$—	$22,977	$20,525	$—	$—	$22,977	$20,525

The derivative contracts were valued using various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves, option volatilities and currency rates that were observable for substantially the full term of the derivative contracts.

Certain financial assets and liabilities not measured at fair value

At December 31, 2021, the fair value of the Company’s long-term debt was estimated at $774,821, compared to a carrying amount of $755,341. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At December 31, 2021, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets and goodwill. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated
21.    Segment and geographic information

     The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC 280 also requires disclosures about the Company’s products and services, geographic areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments. As of September 30, 2021, its operations were divided into four geographic divisions, which were as follows: (i) Brazil; (ii) the Caribbean division, consisting of Aruba, Curaçao, Colombia, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; (iii) the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and (iv) the South Latin America division (“SLAD”), consisting of Argentina, Chile, Ecuador, Peru and Uruguay. Effective October 1, 2021, the Company made certain changes in its internal management structure in order to gain operational agility. As a consequence, the Company reorganized its operation into three geographic divisions, as follows: (i) Brazil, (ii) the North Latin American division, or “NOLAD,” which is now comprised of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guyana and the U.S. Virgin Islands of St. Croix and St. Thomas and (iii) the South Latin American division, or “SLAD,” which is now comprised of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao. The accounting policies of the segments are the same as those described in Note 3.

The following table presents information about profit or loss and assets for each reportable segment:

	For the fiscal years ended December 31,
	2021	2020	2019
Revenues:
Brazil	$1,002,781	$862,748	$1,385,566
NOLAD	780,866	584,646	676,382
SLAD	876,294	536,825	897,129
Total revenues	$2,659,941	$1,984,219	$2,959,077

Adjusted EBITDA:
Brazil	$175,603	$76,155	$227,844
NOLAD	85,323	41,496	64,059
SLAD	77,573	830	63,043
Total reportable segments	338,499	118,481	354,946
Corporate and others (i)	(66,741)	(50,370)	(63,171)
Total adjusted EBITDA	$271,758	$68,111	$291,775

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.    Segment and geographic information (continued)

	For the fiscal years ended December 31,
	2021	2020	2019
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$271,758	$68,111	$291,775

(Less) Plus items excluded from computation that affect operating income (loss):
Depreciation and amortization	(120,394)	(126,853)	(123,218)
Gains from sale, insurance recovery and contribution in equity method investment of property and equipment	4,876	4,210	5,175
Write-offs of property and equipment	(3,094)	(4,501)	(4,733)
Impairment of long-lived assets	(1,573)	(6,636)	(8,790)
Impairment of goodwill	—	(1,085)	(273)
Reorganization and optimization plan expenses	(12,054)	—	—
Operating income (loss)	139,519	(66,754)	159,936
(Less) Plus:
Net interest expense	(49,546)	(59,068)	(52,079)
(Loss) gain from derivative instruments	(5,183)	(2,297)	439
Gain from securities	—	25,676	—
Foreign currency exchange results	(9,189)	(31,707)	12,754
Other non-operating income (expenses), net	2,185	2,296	(2,097)
Income tax expense	(31,933)	(17,532)	(38,837)
Net income attributable to non-controlling interests	(367)	(65)	(220)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$45,486	$(149,451)	$79,896

	For the fiscal years ended December 31,
	2021	2020	2019
Depreciation and amortization:
Brazil	$54,883	$59,466	$63,467
NOLAD	34,810	35,812	31,192
SLAD	26,188	27,459	29,424
Total reportable segments	115,881	122,737	124,083
Corporate and others (i)	5,372	5,288	4,894
Purchase price allocation (ii)	(859)	(1,172)	(5,759)
Total depreciation and amortization	$120,394	$126,853	$123,218

Property and equipment expenditures:
Brazil	$50,217	$39,127	$146,322
NOLAD	23,800	17,250	42,892
SLAD	40,640	29,934	75,984
Others	342	—	37
Total property and equipment expenditures	$114,999	$86,311	$265,235

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.    Segment and geographic information (continued)

	As of December 31,
	2021	2020
Total assets:
Brazil	$1,083,700	$1,102,009
NOLAD	679,682	691,534
SLAD	566,208	513,966
Total reportable segments	2,329,590	2,307,509
Corporate and others (i)	134,020	95,802
Purchase price allocation (ii)	(102,353)	(109,357)
Total assets	$2,361,257	$2,293,954

(i)Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of December 31,2021 and 2020, corporate assets primarily include cash and cash equivalents, derivatives and lease right of use.
(ii)Relates to the purchase price allocation adjustment made at corporate level, which reduces the accounting value of our long-lived assets (excluding Lease right of use) and goodwill and the corresponding depreciation and amortization. As of December 31,2021 and 2020 primarily related with the reduction of goodwill.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $743,533 and $796,532 at December 31, 2021 and 2020, respectively. All of the Company’s long-lived assets are related to foreign operations.

22.    Venezuelan operations

The Company conducts business in Venezuela where currency restrictions have been in place for several years under different currency exchange regulations. Although during 2019, the Central Bank of Venezuela loosen those restrictions by permitting financial institution to participate as intermediaries in foreign currency operations, the Company’s ability to immediately access cash through repatriations continues to be limited.

Revenues and operating loss of the Venezuelan operations were $8,337 and $4,239, respectively, for fiscal year 2021; $4,494 and $7,712, respectively, for fiscal year 2020; and $10,184 and $8,240, respectively, for fiscal year 2019.

As of December 31, 2021, the Company did not have a material monetary position, which would be subject to remeasurement in the event of further changes in the exchange rate. In addition, Venezuela’s non-monetary assets were $10.1 million (mainly fixed assets).

In addition to exchange controls, the Venezuelan market is subject to price controls. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. However, the Company was able to increase prices during the fiscal year ended December 31, 2021.
During August 2021, the Government announced the removal of six zeros from the Sovereign Bolivar (VES), effective October 1, 2021.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated

22.    Venezuelan operations (continued)
The Company’s Venezuelan operations, continue to be impacted by country’s macroeconomic volatility, including the ongoing highly inflationary environment. Additionally, the operations would be further affected by more stringent controls on foreign currency exchange, pricing, payments, profits or imports; the continued migration or the high level of unemployment. The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.

23.    Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Issued and outstanding capital

At December 31, 2018, the Company had 205,232,247 shares issued and outstanding with no par value, consisting of 125,232,247 class A shares and 80,000,000 class B shares.

During fiscal years 2021, 2020 and 2019, the Company issued 251,623, 472,130 and 470,558 Class A shares, respectively, in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan.

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

On August 12, 2020, the Company used 2,723,614 of treasury shares to satisfy a distribution of class A shares to the Company's shareholders and on June 30, 2021, the Company used 2,960,926 of treasury shares to satisfy a distribution of class A shares to the Company’s shareholders.

As of December 31, 2021, 2020 and 2019 the Company had 210,478,322; 207,265,773 and 204,070,029 outstanding shares, consisting of 130,478,322; 127,265,773 and 124,070,029 Class A shares, respectively, and 80,000,000 for Class B shares for each year.

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

On June 30, 2021, the Company approved a distribution of class A shares to the Company’s Class A and Class B shareholders, which shares were distributed on July 23, 2021. The Company distributed one share for every seventy shares held by its shareholders and paid cash in lieu of fractional shares. Therefore, the Company distributed 2,960,926 repurchased shares and paid $21 for fractional shares.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated

23.    Shareholders’ equity (continued)

Accumulated other comprehensive income (loss)

The following table sets forth information with respect to the components of “Accumulated other comprehensive income (loss)” as of December 31, 2021 and their related activity during the three-years in the period then ended:

	Foreign currency translation	Cash flow hedges	Post-employment benefits (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2018	$(499,277)	$(1,640)	$(1,349)	$(502,266)
Other comprehensive loss before reclassifications	(12,168)	(5,185)	(55)	(17,408)
Net loss reclassified from accumulated other comprehensive income to net income	—	85	864	949
Adoption of ASU 2017-12	—	(780)	—	(780)
Net current-period other comprehensive (loss) income	(12,168)	(5,880)	809	(17,239)
Balances at December 31, 2019	(511,445)	(7,520)	(540)	(519,505)
Other comprehensive (loss) income before reclassifications	(76,359)	54,287	(195)	(22,267)
Net (income) loss reclassified from accumulated other comprehensive loss to net loss	—	(43,324)	236	(43,088)
Net current-period other comprehensive (loss) income	(76,359)	10,963	41	(65,355)
Balances at December 31, 2020	(587,804)	3,443	(499)	(584,860)
Other comprehensive (loss) income before reclassifications	(37,267)	19,698	(190)	(17,759)
Net (income) loss reclassified from accumulated other comprehensive losses to net income	—	(5,301)	152	(5,149)
Net current-period other comprehensive (loss) income	(37,267)	14,397	(38)	(22,908)
Balances at December 31, 2021	$(625,071)	$17,840	$(537)	$(607,768)

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
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

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all years presented:

	For the fiscal years ended December 31,
	2021	2020	2019
Net income (loss) attributable to Arcos Dorados Holdings Inc. available to common shareholders	$45,486	$(149,451)	$79,896
Weighted-average number of common shares outstanding - Basic (i)	210,386,761	208,378,442	206,964,903
Incremental shares from vesting of restricted share units	154,802	287,965	664,375
Weighted-average number of common shares outstanding - Diluted	210,541,563	208,666,407	207,629,278

Basic net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.22	$(0.72)	$0.39
Diluted net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.22	$(0.72)	$0.38

(i) Stock dividends and its retroactively are included within the weighted-average number of common shares.

25.    Related party transactions

    The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay, Venezuela, French Guyana, Guadeloupe, Martinique, Aruba and Curaçao (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates.

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of December 31, 2021 and 2020:

	As of December 31,
	2021	2020
Accounts and notes receivable, net	$365	$272
Other receivables	3,377	2,392
Miscellaneous	3,448	3,665
Accounts payable	(10,873)	(6,378)

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated

25.    Related party transactions (continued)
The following table summarizes the transactions between the Company and the Axionlog Business for the fiscal years ended December 31, 2021, 2020 and 2019:

	Fiscal years ended December 31,
	2021	2020	2019
Food and paper (i)	$(187,959)	$(124,416)	$(188,276)
Occupancy and other operating expenses	(5,108)	(3,667)	(7,252)

(i)Includes $40,227 of distribution fees and $147,732 of suppliers purchases managed through the Axionlog Business for the fiscal year ended December 31, 2021; $24,302 and $100,114, respectively, for the fiscal year ended December 31, 2020; and $38,658 and $149,618, respectively, for the fiscal year ended December 31, 2019.

The following table summarizes the outstanding balances between the Company and its equity method investments as of December 31, 2021 and 2020:

	2021			2020
	Lacoop, A.C	Lacoop II, S.C	Saile (i)	Lacoop, A.C	Lacoop II, S.C	Saile (i)
Other receivables	$—	$1,190	$731	$—	$1,761	—
Accounts payable	—	(810)	—	—	(508)	—

(i) Operadora de Franquicias Saile S.A.P.I. de C.V.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated
26.    Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X regarding valuation and qualifying accounts for each of the periods presented:

Description	Balance at beginning of period	Additions (i)	Deductions (ii)	Translation	Balance at end of period
Year ended December 31, 2021:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$943	$814	$(787)	$(96)	$874
Valuation allowance on deferred tax assets	235,196	2,403	(38,992)	(12,368)	186,239
Reported as liabilities:
Provision for contingencies	26,948	23,454	(13,788)	(2,528)	34,086
Total	$263,087	$26,671	$(53,567)	$(14,992)	$221,199
Year ended December 31, 2020:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$23,076	$937	$(22,929)	$(141)	$943
Valuation allowance on deferred tax assets	194,426	65,077	(18,870)	(5,437)	235,196
Reported as liabilities:
Provision for contingencies	26,158	17,391	(11,920)	(4,681)	26,948
Total	$243,660	$83,405	$(53,719)	$(10,259)	$263,087
Year ended December 31, 2019:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$25,539	$8,524	$(10,892)	$(95)	$23,076
Valuation allowance on deferred tax assets	219,920	2,375	(26,252)	(1,617)	194,426
Reported as liabilities:
Provision for contingencies	28,509	17,795	(17,768)	(2,378)	26,158
Total	$273,968	$28,694	$(54,912)	$(4,090)	$243,660

(i)Additions in valuation allowance on deferred tax assets are charged to income tax expense.

Additions in provision for contingencies are explained as follows:

Fiscal years 2021, 2020 and 2019 – Relate to the accrual of $22,555, $15,330 and $17,441, respectively, and a reclassification of $899 and $2,061, during fiscal years 2021 and 2020, respectively. See Note 18 for details.

(ii)Deductions in valuation allowance on deferred tax assets are charged to income tax expense.

Deductions in provision for contingencies are explained as follows:

Corresponds to the settlements amounting to $13,788; $11,920 and $17,768 during fiscal years 2021, 2020 and 2019, respectively. as discussed in Note 18.

Deductions in allowance for doubtful accounts during fiscal years 2020 and 2019 mainly relate to reductions in the accrual and the write-off of some receivables from franchisees in Puerto Rico as a consequence of the confidential settlement agreements reached in December 2020 and March 2021 with Puerto Rican franchisees. For details see note 18.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial
As of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated

26.    Valuation and qualifying accounts (continued)

(iii)Presented in the consolidated balance sheet as follow: $542 and $585 at December 31, 2021 and 2020, respectively, within Accounts and notes receivable, net and $332 and $358 at December 31, 2021 and 2020, respectively, within Other receivables.

27.    Subsequent events

a. Commitments

On January 10, 2022, the Company reached an agreement with McDonald’s Corporation on a new growth and investment plan for next years. McDonald’s Corporation has agreed to continue providing the Company with growth support under certain terms and conditions. See Note 18 for additional information.

b. Dividend distribution

On March 15, 2022, the Company approved a dividend distribution to all Class A and Class B shareholders of $0.15 per share to be paid in four installments, as follows: $0.04 per share in March 31, June 30 and September 30, 2022, respectively and $0.03 per share in December 30, 2022.

c. Long term debt

On April 18, 2022, the Company announced the commencement of an offer to purchase for cash (i) any and all of its outstanding 2023 Notes and (ii) up to $150 million of its outstanding 2027 Notes.

The table below summarizes certain payment terms for the Notes:

Senior Note	Principal amount outstanding	Late Tender Offer Consideration (i) (ii)	Tender Offer Expiration Date	Early Tender Offer Expiration Date	Early Tender Premium (i) (ii)	Total Consideration (i) (ii)
2027 Notes	$ 535,986	$ 999.38	May 13, 2022	April 29, 2022	$ 30.00	$ 1,029.38
2023 Notes	$ 201,763	—	April 22, 2022	—	—	$ 1,053.60

(i) Per $1,000 principal amount of applicable Notes, validly tendered and accepted for purchase, plus Accrued Interest.
(ii) Expressed as whole number.

Furthermore, on April 27, 2022, the Company´s subsidiary Arcos Dorados B.V. (the “Issuer”) issued sustainability-linked Senior Notes for an aggregate principal amount of $350 million which matures in 2029. Interest on the notes will accrue at a rate of 6.125% per annum from April 27, 2022 and, from and including May 27, 2026, the interest rate payable on the 2029 Notes may be increased to 6.250% per annum or 6.375% per annum if either or both Sustainability Performance Targets, respectively, have not been satisfied by December 31, 2025. Sustainability Performance Targets for the 2029 Notes are:

(i) Reductions of greenhouse gas emissions by 15% in restaurants and offices.
(ii) Reductions of greenhouse gas emissions by 10% in supply chain.

Periodic payments of principal are not required and interest is paid semi-annually commencing on November 27, 2022. The 2029 Notes are guaranteed on a senior unsecured basis by the Company and certain of its subsidiaries. The proceeds from 2029 Notes will be used by the Company to fund the tender offers aforementioned and any remainder for general corporate purposes.

On April 27, 2022 the Company redeemed 23.36% of the outstanding principal of 2023 Notes. The total payment was $62,741 (including $3,175 of Tender Consideration), plus accrued and unpaid interest.