Form 20-F
period 2022-12-31
Arcos Dorados Holdings Inc.
filed 2023-04-28
CIK 1508478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Class A shares: 130,594,545
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
All references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to the U.S. dollar. All references to “Argentine pesos” or “ARS$” are to the Argentine peso. All references to “Brazilian reais” or “R$” are to the Brazilian real. All references to “Mexican pesos” or “Ps.” are to the Mexican peso. All references to “Chilean pesos” or “CLPs.” are to the Chilean peso. All references to “Venezuelan bolívares” or “Bs.” are to the Venezuelan bolívar, the legal currency of Venezuela. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls” for information regarding exchange rates for the Argentine, Brazilian, Mexican and Chilean currencies.
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
The financial information contained in this annual report includes our consolidated financial statements at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member Firm of Ernst & Young Global, as stated in their report included elsewhere in this annual report.
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2022,” relate to our fiscal year ended on December 31 of that calendar year.
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

We are the majority stakeholder in two joint ventures with third parties that collectively own 16 restaurants in Argentina and Chile. We consider these restaurants to be Company-operated restaurants. We also have granted developmental licenses to 7 restaurants. Developmental licensees own or lease the land and buildings on which their restaurants are located and pay a franchise fee to us in addition to the continuing franchise fee due to McDonald’s. We consider these restaurants to be franchised restaurants. Additionally, in November 2021, a joint venture was formed with a Mexican sub-franchisee in which the Company is a minority stakeholder. We consider these restaurants to be franchised restaurants. The Company’s joint ventures in Argentina, Chile and Mexico operate as a joint venture under the traditional definition used within the McDonald’s system for such business arrangements. For purposes of this annual report, a joint venture is an entity that operates certain restaurants in the Company’s territory in which the Company is a stakeholder together with a third party. This third party is always a sub-franchisee of the Company. Although in most joint ventures the Company exercises control or significant influence over the entity’s operating and financial policies, the third party is responsible for the day-to-day operation of the entity’s restaurants. Restaurants operated by entities in which the Company has a majority stake are considered to be Company-operated; whereas, entities in which the Company holds a minority stake are considered to be franchised.
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
Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified in “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:
•general economic, political, social, demographic and business conditions in Latin America and the Caribbean;
•fluctuations in inflation, interest rates and exchange rates in Latin America and the Caribbean;
•our ability to implement our growth strategy;
•the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors;
•our ability to compete and conduct our business in the future;
•unforeseen events, such as disruptions, natural disasters, adverse weather conditions, war, such as the Russia-Ukraine war, pandemics and other catastrophic events;
•changes in consumer tastes and preferences, including changes resulting from concerns over nutritional or safety aspects of beef, poultry, french fries or other foods or the effects of pandemics or food-borne illnesses, such as COVID-19, bovine spongiform encephalopathy disease and avian influenza or “bird flu,” climate change, and changes in spending patterns and demographic trends, such as the extent to which consumers eat meals away from home;
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

•climate-related conditions, regulations, targets and weather events;
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
A.    Offer Statistics
Not applicable.
B.    Method and Expected Timetable
Not applicable.

ITEM 3. KEY INFORMATION
A.    Selected Financial Data
The selected balance sheet data as of December 31, 2022 and 2021 and the income statement data for the years ended December 31, 2022, 2021 and 2020 of Arcos Dorados Holdings Inc. are derived from the consolidated financial statements included elsewhere in this annual report, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global.
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

	For the Years Ended December 31,
	2022	2021	2020
	(in thousands of U.S. dollars, except for per share data)
Income (Loss) Statement Data:
Sales by Company-operated restaurants	$3,457,491	$2,543,907	$1,894,618
Revenues from franchised restaurants	161,411	116,034	89,601
Total revenues	3,618,902	2,659,941	1,984,219
Company-operated restaurant expenses:
Food and paper	(1,227,293)	(899,077)	(677,087)
Payroll and employee benefits	(668,764)	(482,608)	(413,074)
Occupancy and other operating expenses	(967,690)	(772,169)	(624,154)
Royalty fees	(194,522)	(131,401)	(110,957)
Franchised restaurants—occupancy expenses	(68,028)	(50,627)	(43,512)
General and administrative expenses	(239,263)	(210,909)	(171,382)
Other operating income (expenses), net	11,080	26,369	(10,807)
Total operating costs and expenses	(3,354,480)	(2,520,422)	(2,050,973)
Operating income (loss)	264,422	139,519	(66,754)
Net interest expense and other financing results	(43,750)	(49,546)	(33,392)
Loss from derivative instruments	(10,490)	(5,183)	(2,297)
Foreign currency exchange results	16,501	(9,189)	(31,707)
Other non-operating (expenses) income, net	(287)	2,185	2,296
Income (loss) before income taxes	226,396	77,786	(131,854)
Income tax expense	(85,476)	(31,933)	(17,532)
Net income (loss)	140,920	45,853	(149,386)
Less: Net income attributable to non-controlling interests	(577)	(367)	(65)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$140,343	$45,486	$(149,451)
Earnings per share:
Basic net income (loss) per common share attributable to Arcos Dorados	$0.67	$0.22	$(0.72)
Diluted net income (loss) per common share attributable to Arcos Dorados	$0.67	$0.22	$(0.72)

	As of December 31,
	2022	2021	2020
	(in thousands of U.S. dollars, except for share data)
Balance Sheet Data:
Cash and cash equivalent	$266,937	$278,830	$165,989
Total current assets	684,363	540,116	415,531
Property and equipment, net	856,085	743,533	796,532
Total non-current assets	1,952,267	1,821,141	1,878,423
Total assets	2,636,630	2,361,257	2,293,954
Accounts payable	353,468	269,215	209,535
Short-term debt and current portion of long-term debt	19,351	4,741	3,129
Total current liabilities	759,412	617,863	503,471
Long-term debt, excluding current portion	711,671	739,217	773,445
Total non-current liabilities	1,552,791	1,522,232	1,592,467
Total liabilities	2,312,203	2,140,095	2,095,938
Total common stock	522,308	521,284	519,518
Total equity	324,427	221,162	198,016
Total liabilities and equity	2,636,630	2,361,257	2,293,954
Shares outstanding	210,594,545	210,478,322	207,265,773

	For the Years Ended December 31,
	2022	2021	2020
	(in thousands of U.S. dollars, except percentages)
Other Data:
Total Revenues
Brazil	$1,429,105	$1,002,781	$862,748
NOLAD	920,189	780,866	584,646
SLAD	1,269,608	876,294	536,825
Total	$3,618,902	$2,659,941	$1,984,219
Operating Income (Loss)
Brazil	$186,862	$117,887	$16,121
NOLAD	61,832	48,785	30
SLAD	107,520	48,614	(28,842)
Corporate and others and purchase price allocation	(91,792)	(75,767)	(54,063)
Total	$264,422	$139,519	$(66,754)
Operating Margin(1)
Brazil	13.1%	11.8%	1.9%
NOLAD	6.7	6.2	0.0
SLAD	8.5	5.5	(5.4)
Total	7.3%	5.2%	(3.4)%
Adjusted EBITDA(2)
Brazil	$242,346	$175,603	$76,155
NOLAD	95,290	85,323	41,496
SLAD	134,253	77,573	830
Corporate and others	(85,325)	(66,741)	(50,370)
Total	$386,564	$271,758	$68,111
Adjusted EBITDA Margin(3)
Brazil	17.0%	17.5%	8.8%
NOLAD	10.4	10.9	7.1
SLAD	10.6	8.9	0.2
Total	10.7%	10.2%	3.4%
Other Financial Data:
Working capital(4)	(75,049)	(77,747)	(87,940)
Capital expenditures(5)	221,915	115,077	90,144
Cash Dividends declared per common share	$0.15	$—	$0.05
Stock Dividends declared per every 70 common shares	—	1.00	—
Stock Dividends declared per every 75 common shares	—	—	1.00

	As of December 31,
	2022	2021	2020
Number of systemwide restaurants(6)	2,312	2,261	2,236
Brazil	1,084	1,051	1,020
NOLAD	638	625	629
SLAD	590	585	587
Number of Company-operated restaurants	1,633	1,579	1,576
Brazil	656	631	610
NOLAD	473	453	475
SLAD	504	495	491
Number of franchised restaurants	679	682	660
Brazil	428	420	410
NOLAD	165	172	154
SLAD	86	90	96

(1)Operating margin is operating income (loss) divided by total revenues, expressed as a percentage.
(2)Adjusted EBITDA is a measure of our performance that is reviewed by our management. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies. Total Adjusted EBITDA is a non-GAAP measure. For our definition of Adjusted EBITDA, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Business Measures.”
(3)Adjusted EBITDA margin is Adjusted EBITDA divided by total revenues, expressed as a percentage.
(4)Working capital equals current assets minus current liabilities.
(5)Includes property and equipment expenditures and purchase of restaurant businesses paid at the acquisition date.
(6)Includes both traditional restaurants and satellite non-traditional restaurants. We define non-traditional satellite restaurants as those points of distribution that have one or more of the following characteristics: (i) depend on another of our restaurants, (ii) offer a limited menu of products, (iii) have approximately 30% of the size of our average restaurants (other than McCafe or other satellites), (iv) generate approximately 50% of the gross sales of our average restaurants (other than McCafe or other satellites), or (v) are located inside a Wal-Mart.

Presented below is the reconciliation between net income and Adjusted EBITDA on a consolidated basis:

Consolidated Adjusted EBITDA Reconciliation	For the Years Ended December 31,
	2022	2021	2020
	(in thousands of U.S. dollars)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$140,343	$45,486	$(149,451)
Plus (Less):
Net interest expense and other financing results	43,750	49,546	33,392
Loss from derivative instruments	10,490	5,183	2,297
Foreign currency exchange results	(16,501)	9,189	31,707
Other non-operating expenses (income), net	287	(2,185)	(2,296)
Income tax expense	85,476	31,933	17,532
Net income attributable to non-controlling interests	577	367	65
Operating income (loss)	264,422	139,519	(66,754)
Plus (Less):
Items excluded from computation that affect operating income:
Depreciation and amortization	119,777	120,394	126,853
Gains from sale, insurance recovery and contribution in equity method investments of property and equipment	(1,949)	(4,876)	(4,210)
Write-offs of property and equipment	3,143	3,094	4,501
Impairment of long-lived assets	1,171	1,573	6,636
Impairment of goodwill	—	—	1,085
Reorganization and optimization plan	—	12,054	—
Adjusted EBITDA	386,564	271,758	68,111

Exchange Rates and Exchange Controls
In 2022, 71.1% of our total revenues were derived from our restaurants in Brazil, Argentina, Mexico and Chile. While we elect to report figures in U.S. dollars, our revenues are conducted in the local currency of the territories in which we operate, and as such may be affected by changes in the local exchange rate to the U.S. dollar. The exchange rates discussed in this section have been obtained from each country’s central bank. However, in most cases, for consolidation purposes, we use a foreign currency to U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the aforementioned central banks.
Brazil
Exchange Rates
The Brazilian real depreciated 29% against the U.S. dollar in 2020, depreciated 7.4% in 2021, appreciated 5.3% in 2022 and appreciated 4.1% in the first quarter of 2023. As of April 26, 2023, the exchange rate for the purchase of U.S. dollars was R$5.05 per U.S. dollar.
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
Brazilian law further provides that whenever there is a significant imbalance in Brazil’s balance of payments or reasons to foresee such a significant imbalance, the Brazilian government may, and has done so in the past, impose temporary restrictions on the remittance of funds to foreign investors of the proceeds of their investments in Brazil. The likelihood that the Brazilian government would impose such restricting measures may be affected by the extent of Brazil’s foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole and other factors. We cannot assure you that the Central Bank of Brazil will not modify its policies or that the Brazilian government will not institute restrictions or delays on cross-border remittances in respect of securities issued in the international capital markets.
Argentina
Exchange Rates
The Argentine peso depreciated 40.5% against the U.S. dollar in 2020, depreciated 22.1% in 2021, depreciated 72.4% in 2022 and depreciated 18.0% in the first quarter of 2023. As of April 26, 2023, the exchange rate for the purchase of U.S. dollars was ARS$221.55 per U.S. dollar.
Exchange Controls
Since 2019, Argentina has had currency controls in place that tightened restrictions on capital flows, exchange controls, the official U.S. dollar exchange rate and transfers that substantially limit the ability of companies to retain foreign currency or make payments abroad.
By means of Decree No. 609/2019, as amended, the Argentine government reinstated foreign exchange controls and authorized the Central Bank of Argentina to (a) regulate access to the foreign exchange market (Mercado Libre de Cambios or “MLC”) for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed to circumvent the measures adopted through the decree. As a consequence of these exchange controls, the spread between the official exchange rate and other exchange rates implicitly resulting from certain capital market operations usually effected to obtain U.S. dollars has broadened significantly, reaching a value of approximately 101.5% above the official exchange rate as of April 26, 2023.
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
Specific Provisions Regarding Access to the MLC
Payment of principal under intercompany foreign financial indebtedness
Access to the MLC for payments of principal under intercompany foreign financial indebtedness is subject to the Central Bank of Argentina’s prior approval until December 31, 2023. This provision has been previously extended on several occasions.
Payment of imports of goods
Pursuant to Argentine FX Regulations, accessing the MLC to pay for imports of goods requires Central Bank of Argentina’s prior approval until December 31, 2023.
In order to clear customs, all imported goods are subject to the Argentina Imports System (Sistema de Importaciones de la República Argentina or “SIRA”), which replaced the Import Monitoring System (Sistema Integral de Monitoreo de Importaciones or “SIMI”) and the Prior Import Sworn Statement (Declaración Jurada de Importacion or “DJAI”). Access to the MLC to pay for imports of goods may only be granted to transactions associated with a declaration submitted through the SIRA. Also, the SIRA created an obligation for importers to file certain information with the Argentine Tax Authority (Administración Federal de Ingresos Públicos or “AFIP”).
A licensing regime is also in place, which requires importers of non-automatic import licenses to provide information about the product they intend to import (e.g., FOB value, type and quantity, commercial brand, model, country of origin and of shipping). Access to the MLC is only provided after 180 days from the product’s date of dispatch.
Though there are some exceptions to the aforementioned access to the MLC for the payment of imports of goods, they do not apply to the operations of our Company.
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
(i) during the 90 days preceding the date of such access, the local company must not have:
(a)    sold securities in Argentina in exchange for foreign currency;
(b)    transferred securities issued by resident issuers to a foreign depositary;
(c)    exchanged securities issued by resident issuers for foreign assets;
(d)    purchased with pesos in Argentina securities issued by non-resident issuers.
(e)    as of July 22, 2022, (x) acquired Argentine depositary certificates representing shares issued by non-resident companies, (y) acquired corporate debt securities (i.e., securities issued by private-sector issuers, as opposed to public-sector issuances) issued outside Argentina, or (z) delivered Argentine pesos or any other local assets (other than foreign currency funds deposited in Argentine banks) to any person, receiving in exchange thereof, whether prior to or after such delivery, and whether directly or indirectly through a related, controlled or controlling entity, foreign assets, crypto assets or securities deposited abroad; and
(ii) on the date of such access, the local company must:
(a)    not have any available foreign liquid assets or Argentine depositary certificates representing shares issued by non-resident companies for an aggregate amount exceeding U.S.$100,000, Communication “A” 7030 of the Central Bank of Argentina contains a non-exhaustive list of assets that qualify as “foreign liquid assets” for purposes thereof, which include foreign currency bills and coins, gold bars, sight deposits with foreign banks and, generally, any investment that allows for immediate availability of foreign currency (e.g., foreign bonds and securities, investment accounts with foreign investment managers, crypto-assets, cash held with payment service providers, etc.);
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
(d)    during the 90 days following such access to the MLC, undertake to not sell securities issued by residents in Argentina for foreign currency, transfer such securities to foreign depositaries, exchange such securities for other foreign assets, or purchase foreign securities with pesos in Argentina; and
Furthermore, in order to access the MLC without obtaining prior approval from the Central Bank of Argentina, the local company has to file several affidavits. In connection with this matter, the affidavit shall meet certain requirements established in Section 3.16.3 of the Argentine FX Regulations.

Payment of principal under intercompany foreign financial indebtedness, and payment of dividends
Access to the MLC for payments of principal under intercompany foreign financial indebtedness is subject to the Central Bank of Argentina’s prior approval until December 31, 2023. This provision has been previously extended on several occasions.
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
Mexico
Exchange Rates
The Mexican peso depreciated 5.2% against the U.S. dollar in 2020, depreciated 3.1% in 2021, appreciated 5.0% in 2022 and appreciated 7.5% in the first quarter of 2023. As of April 26, 2023, the free-market exchange rate for the purchase of U.S. dollars was Ps.18.15 per U.S. dollar.
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
Chile
Exchange Rates
The Chilean peso appreciated 5.6% against the U.S. dollar in 2020, depreciated 19.9% in 2021, appreciated 0.1% in 2022 and appreciated 6.5% in the first quarter of 2023. As of April 26, 2023, the free-market exchange rate for the purchase of U.S. dollars was CLPs.805.6 per U.S. dollar.
Exchange Controls
For the last few years, the Chilean government has maintained a policy of non-intervention in the foreign exchange markets, other than conducting periodic auctions for the purchase of U.S. dollars, and has not had in effect any exchange controls (although these controls have existed and have been in effect in the past). We cannot assure you that the Chilean government will maintain its current policies with regard to the Chilean peso or that the Chilean peso will not further depreciate or appreciate significantly in the future.

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
•McDonald’s has the right to acquire control of all or portions of our business upon the occurrence of certain events and, in the case of a material breach of the MFAs, may terminate such MFA or acquire our non-public shares or our interests in one or more Territories at 80% of their fair market value.
•Our business activity and results of operations may be negatively affected by unforeseen events, such as disruptions, natural disasters, adverse weather conditions, war, such as the Russia-Ukraine war, pandemics, such as the COVID-19 pandemic, or other catastrophic events.
•The failure to successfully manage our future growth may adversely affect our results of operations.
•From time to time, we depend on oral agreements with third-party suppliers and distributors for the provision of products and services that are necessary for our operations.
•Supply chain interruptions may increase our costs and reduce revenues.
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
•We are subject to significant foreign currency exchange controls, currency devaluation and cross-border money transfer controls and restrictions in certain countries in which we operate, which could affect our ability to move our cash flow and pay dividends out from those countries.

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
•Information technology system failures or interruptions or breaches of our network security may interrupt our operations, exposing us to increased operating costs, fraud, data protection incidents and litigation.
•Our insurance may not be sufficient to cover certain losses.
•Our cash balance may not be covered by government-backed deposit insurance programs in the event of a default or failure of any bank with which we maintain a commercial relationship, which may have a material adverse effect on our business, financial condition results of operations and cash flows

Risks Related to Our Industry
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
•Food safety and food- or beverage-borne illnesses may have an adverse effect on our business and results of operations.
•Restrictions on promotions and advertisements directed at families with children and regulations regarding the nutritional content of children’s meals may harm McDonald’s brand image and our results of operations.
•We are subject to increasingly strict data protection laws, which could increase our costs, damage our reputation and adversely affect our business.
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
•Developments and the perception of risk in other countries, especially emerging market countries, as well as the increasingly complex political and social environment in Latin America and the Caribbean have in the past and could in the future lead to social protests and riots, which may adversely affect our business, operations, sales, results, financial conditions and prospects.
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
McDonald’s has the right to acquire control of all or portions of our business upon the occurrence of certain events and, in the case of a material breach of the MFAs, may terminate such MFA or acquire our non-public shares or our interests in one or more Territories at 80% of their fair market value.
Pursuant to the MFAs, McDonald’s has the right to acquire all of our non-public shares or our interests in one or more Territories upon the occurrence of certain events, including the death or permanent incapacity of our controlling shareholder or a material breach of the MFAs. In the event McDonald’s were to exercise its right to acquire all of our non-public shares, McDonald’s would become our controlling shareholder.
McDonald’s also has the option to acquire all, but not less than all, of our non-public shares at 100% of their fair market value during the twelve-month period following the earlier of: (i) the eighteen-month anniversary of the death or permanent incapacity of Mr. Woods Staton, our Executive Chairman and controlling shareholder, and (ii) the receipt by McDonald’s of notice from Mr. Woods Staton’s beneficiaries that such beneficiaries have elected to have such twelve-month period commence as of a date specified in such notice, which date shall be after the receipt of such notice.
If there is a material breach of the MFA, McDonald’s has the option to acquire all, but not less than all, of our non-public shares. In addition, if there is a material breach that relates to one or more Territories in which, at the time of the material breach determination, there are at least 100 franchised restaurants in operation, McDonald’s also has the right, in McDonald´s sole discretion, to acquire (i) all of our interests in our subsidiaries in all Territories or (ii) all of our interests in our subsidiaries in the Territory or Territories identified by McDonald’s as being affected by such material breach or to which such material breach may be attributable. By contrast, if the initial material breach of the MFAs affects or is attributable to any of the Territories in which, at the time of the material breach determination, there are less than 100 franchised restaurants in operation, McDonald’s only has the right to acquire the equity interests of any of our subsidiaries in the Territory or Territories being affected by such material breach or to which such material breach may be attributable. For example, since, as of the date of this annual report, we have more than 100 franchised restaurants in Mexico, if there is a material breach with respect to our business in Mexico identified by McDonald’s as being affected by such material breach or to which such material breach may be attributable, McDonald’s would have the right to acquire our entire business throughout Latin America and the Caribbean or just our Mexican operations, whereas upon a similar breach relating to our Ecuadorian business, which, as of the date of this annual report, has less than 100 franchised restaurants in operation, McDonald’s would only have the right to acquire our business in Ecuador.

If there is a material breach under an MFA, McDonald’s has the right to terminate such MFA, in whole or, in McDonald’s sole discretion, with respect to any one or more Territories identified by McDonald’s as being affected by such material breach or to which such material breach may be, directly or indirectly attributable. Any such termination would have a material adverse effect on our business, results of operations and financial condition.

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
Our business activity and results of operations may be negatively affected by unforeseen events, such as disruptions, natural disasters, adverse weather conditions, war, such as the Russia-Ukraine war, pandemics, such as the COVID-19 pandemic, or other catastrophic events.
Unforeseen events beyond our control, including war, terrorist activities, political and social unrest, natural disasters (or expectations about them), adverse weather conditions and pandemics, such as the COVID-19 pandemic, could disrupt our operations and results of operations and those of our sub-franchisees, suppliers or customers, have a negative effect on consumer spending or result in political or economic instability. These events could reduce demand for our products or make it difficult to ensure the regular supply of products through our distribution chain. For instance, the Russia-Ukraine war and related sanctions has adversely impacted the macroeconomic environment, heightened volatile economic conditions and resulted in heightened inflationary pressures, including heightened food inflation levels, increased costs of commodity prices, including energy prices, and exacerbated supply chain disruptions, which we expect may continue to affect consumer behavior and demand, geopolitical tensions and may continue to impact our business and financial results. Additionally, adverse weather conditions, including climate change, which has become more pronounced in recent years, may also increase the frequency and severity of weather-related events and natural disasters or affect customer behavior or preferences. Furthermore, incidents of pandemics could reduce sales in our restaurants. Recurrent events in our region related to Dengue, Yellow Fever, Zika and COVID-19 viruses, among others, have resulted in heightened health concerns in the region, which could reduce the visits to our restaurants if these cases are not controlled.
Moreover, although the global economy has largely recovered from the COVID-19 pandemic, certain adverse effects of the pandemic that adversely impacted our business and results of operations in the past may affect us in the future. As a result of the COVID-19 pandemic, governments at the local, state and/or federal level in all countries in which we operate implemented measures intended to stem the spread of the virus. In order to comply with these government measures, some of our markets closed all restaurants for a period of time, particularly from March through the middle of April 2020. Additionally, in order to mitigate the impact on our business, results of operations, financial condition and outlook during 2020 and part of 2021, we implemented several cash preservation measures including, but not limited to, reducing costs and expenses, limiting capital expenditures and renegotiating terms and conditions with lessors and other suppliers of goods and services. Furthermore, McDonald’s granted us a deferral of all royalty payments due, related to sales from March to July 2020 and we agreed with McDonald’s to reduce the advertising and promotion spending requirement from 5% to 4% of our gross sales for the full year 2020. McDonald’s also granted us limited waivers of the MFAs’ requirement to maintain a minimum fixed charge coverage ratio equal to or greater than 1.50 and a maximum leverage ratio of 4.25 from June 30, 2020 through and including December 31, 2021. Finally, in December 2020, we agreed with McDonald’s to withdraw the previously-approved 2020-2022 growth and investment plan and instead implement a plan for 2021 only. We have since paid all deferred royalties due, resumed spending 5% of our gross sales on advertising and promotion, resumed compliance with the fixed charge coverage ratio and the maximum leverage ratio and reached an agreement with McDonald’s on a new growth and investment plan. For more information on the McDonald’s MFA requirements, see “Item 10. Additional Information—C. Material Contracts—The MFAs.”
Also as a result of the COVID-19 pandemic, we received waivers from our lenders, Credit Suisse, Itaú Unibanco S.A. (“Itaú”) and JPMorgan Chase Bank N.A. (“JPMorgan”) relating to any event of default that may have occurred related to compliance with the maximum indebtedness to EBITDA ratios under the letters of credit granted by each lender. As of December 31, 2022, we were in compliance with these ratios and do not have any outstanding borrowings under these letters of credit at this time. We drew on our revolving credit facility and short-term lines of credit to stabilize our cash flow and had to obtain waivers for our compliance with financial ratio covenants from our lenders for certain periods. As of December 31, 2022, we had zero balances drawn on our short-term credit lines and were in compliance with the financial ratio covenants under our current revolving credit facility. However, should there be another global health crisis, our business, financial results, conditions, outlook and ability to repay our financial obligations could be materially impacted. We may require additional waivers from McDonald’s and our lenders, need to draw on our available revolving credit facility and short-term credit lines and be in breach of our obligations under the MFAs. Moreover, if volatility in the financial markets continues, our cost of capital could increase and may make it more difficult for us to obtain additional financing if needed.

The duration and scope of a health crisis, pandemic, epidemic, natural disaster, adverse weather conditions, war or other catastrophic events can be difficult to predict and depend on many factors, including emergence of new variants, outbreaks of diseases, extreme weather shifts, shorter harvest seasons, availability, acceptance and effectiveness of preventative measures, increased geopolitical tensions and economic sanctions, among other. A health crisis, pandemic, epidemic, natural disaster, adverse weather conditions, war or other catastrophic events may also heighten other risks disclosed in these Risk Factors, including, but not limited to, those related to the availability and costs of labor and commodities, supply chain interruptions, consumer behavior, and consumer perceptions of our brand and industry.
The failure to successfully manage our future growth may adversely affect our results of operations.
Our business has grown significantly since the Acquisition, largely due to the opening of new restaurants in existing and new markets within the Territories, and also from an increase in comparable store sales. Our total number of restaurant locations has increased from 1,569 at the date of the Acquisition to 2,312 restaurants as of December 31, 2022, which includes (i) 2,310 traditional restaurants and (ii) 2 satellite non-traditional satellite restaurants, unless otherwise indicated in this annual report on Form 20-F.
Our growth is, to a certain extent, dependent on new restaurant openings and therefore may not be constant from period to period; it may accelerate or decelerate in response to certain factors. There are many obstacles to opening new restaurants, including determining the availability of desirable locations, securing reliable suppliers, hiring and training new personnel and negotiating acceptable lease terms, and, in times of adverse economic conditions, sub-franchisees may be more reluctant to provide the investment required to open new restaurants. In addition, our growth in comparable store sales is dependent on continued economic growth in the countries in which we operate as well as our ability to continue to predict and satisfy changing consumer preferences and to manage through other external pressures, including global pandemics such as the coronavirus (COVID-19) pandemic. See “—Our business activity and results of operations may be negatively affected by unforeseen events, such as disruptions, natural disasters, adverse weather conditions, war, such as the Russia-Ukraine war, pandemics, such as the COVID-19 pandemic, or other catastrophic events.”
We plan our capital expenditures on a three-year basis and conduct annual reviews, taking into account historical information, regional economic trends, restaurant opening and reimaging plans, site availability and the investment requirements of the MFAs in order to maximize our returns on invested capital. The success of our investment plan may, however, be harmed by factors outside our control, such as changes in macroeconomic conditions, changes in demand and construction difficulties that could jeopardize our investment returns and our future results and financial condition.
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
Our 38 largest suppliers account for approximately 75% of our purchases. Very few of our largest suppliers have entered into written contracts with us as we only have pricing protocols or agreements with a vast majority of them. Our supplier approval process is thorough and lengthy in order to ensure compliance with McDonald’s high quality standards. We therefore tend to develop strong relationships with approved suppliers and, given our importance to them, have found that pricing protocols with them are generally enough to ensure a reliable supply of quality products. While we source our goods from many approved suppliers in Latin America and the Caribbean, thereby reducing our dependence on any single supplier, the informal nature of the majority of our relationships with suppliers means that we may not be assured of long-term or reliable supplies of products from those suppliers.
In addition, certain goods, such as beef, dairy products, confectionery or produce, are often locally sourced due to restrictions on their importation. In light of these restrictions, as well as the MFAs’ requirement to purchase certain core supplies from approved suppliers, if our suppliers decide to terminate their relationship with us or if McDonald’s determines that any product or service offered by an approved supplier is not in compliance with its standards and we are obligated to terminate our relationship with such supplier, we may not be able to quickly find alternate or additional supplies in the event a supplier is unable to meet our orders.
Supply chain interruptions may increase our costs and reduce revenues.
We depend on the effectiveness of our supply chain to assure a reliable and sufficient supply of quality products, supplies, equipment and equipment parts for our business. If our suppliers fail to provide us with products, equipment or equipment parts in a timely manner due to unanticipated demand, production or distribution problems, financial distress or shortages, if our suppliers decide to terminate their relationship with us or if we are forced to terminate our relationship with a supplier because they are not in compliance with McDonald’s standards, we may have difficulty finding appropriate or compliant replacement suppliers. As a result, we may face inventory shortages and increased costs that could negatively affect our operations.
Supply chain interruptions, delivery delays and related price increases have in the past and may in the future adversely affect us and our suppliers. Such interruptions, delivery delays and price increases could be caused by shortages, inflationary pressures, unexpected increases in demand, transportation-related issues, labor-related issues, technology-related issues, weather-related issues, natural disasters, pandemics, acts of war, terrorism, social strife and protests or other hostilities or other factors beyond our or our suppliers’ control. Interruptions, delivery delays, or ineffective contingency planning of our supply chain system can increase our costs, reduce revenues and/or limit the availability of our products, supplies or equipment that are critical to our operations.
Our financial condition and results of operations depend, to a certain extent, on the financial condition of our sub-franchisees and their ability to fulfill their obligations under their franchise agreements.
As of December 31, 2022, 29.4% of our restaurants were franchised. Under our franchise agreements, we receive monthly payments which are, in most cases, the greater of a fixed rent or a certain percentage of the sub-franchisee’s gross sales. Sub-franchisees are independent operators with whom we have franchise agreements. We typically own or lease the real estate upon which sub-franchisees’ restaurants are located and sub-franchisees are required to follow our operating manual that specifies items such as menu choices, permitted advertising, equipment, food handling procedures, product quality and approved suppliers. Our operating results depend to a certain extent on the restaurant profitability and financial viability of our sub-franchisees. The concurrent failure by a significant number of sub-franchisees to meet their financial obligations to us could jeopardize our ability to meet our obligations.
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
As of December 31, 2022, we owned the land for 489 of our 2,312 restaurants and the buildings for all but 7 of our restaurants. The value of these assets could decrease or rental costs could increase due to changes in local demographics, the investment climate and increases in taxes.
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
We have a strong, diverse management team with broad experience in human resources, product development, supply chain management, operations, finance, ESG, marketing, real estate development, communications, information technology, legal and training. Our growth plans place substantial demands on our management team, and future growth could increase those demands. In addition, pursuant to the MFAs, McDonald’s is entitled to approve the appointment of our chief executive officer and chief operating officer. Our ability to manage future growth will depend on the adequacy of our resources and our ability to continue to identify, attract, retain and train qualified personnel. Failure to do so could have a material adverse effect on our business, financial condition and results of operations.
Also, the success of our operations depends in part on our ability to attract, retain and train qualified restaurant managers and general staff. If we are unable to recruit, retain and train our employees, or fail to motivate them to provide quality food and service, our image, operations and growth could be adversely affected.
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
Our operations depend in part on our ability to attract and retain restaurant managers and crew. While the turnover rate varies significantly among categories of employees, due to the nature of our business, we traditionally experience a high rate of turnover among our crew and we may not be able to replace departing crew with equally qualified or motivated staff.
As of December 31, 2022, we had 93,647 employees in our Company-operated restaurants and staff. Controlling labor costs is critical to our results of operations, and we closely monitor those costs. Some of our employees are paid minimum wages; any increases in minimum wages or changes to labor regulations in the Territories could increase our labor costs. For example, during 2022, the government of Venezuela implemented one increase in the minimum wage in March 2022. In Puerto Rico, new minimum wage regulations were adopted in 2021 and increases are expected to take effect in July 2023 and July 2024. Similarly, in 2022, Peru approved a supreme decree that increased the minimum wage from 930.00 Peruvian soles to 1,025.00 Peruvian soles, effective as of May 1, 2022. In Ecuador, the minimum wage increased in January 2023 to $450 and is expected to increase to $475 in January 2024 and $500 in January 2025. These or similar regulations, if adopted, may have an adverse impact on our results of operations. Additionally, competition for employees could also result in additional incurred costs to pay for higher wages.
We are also impacted by the costs and other effects of compliance with regulations affecting our workforce. These regulations are increasingly focused on employment issues, including wage and hour, healthcare, employee safety and other employee benefits and workplace practices. Claims of non-compliance with these regulations could result in liability and expense to us. Despite our anti-discriminatory policies and employee trainings related thereto, we are exposed to potential reputational and other harm regarding our workplace practices or conditions or those of our sub-franchisees or suppliers, including those giving rise to claims of sexual harassment or discrimination (or perceptions thereof), which could have a negative impact on consumer perceptions of us and our business. In 2019, two of our restaurant employees in Peru died in a workplace accident at one of our restaurants. This accident is under investigation by Peruvian authorities, and while we do not expect a material impact from this event, any future workplace accidents could have a material adverse effect on our business, financial condition and results of operations.
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
Additionally, primarily during calendar years 2020 and 2021, the Company benefited from some government measures enacted in Latin America and the Caribbean to help companies deal with the economic fallout of the COVID-19 pandemic, including modification of existing regulations to reduce workdays or tax costs, tax payment deferral or tax credits and subsidies related to labor costs, among others. All subsidies granted were recognized on a systematic basis over the periods in which the related expenses were recorded, within “payroll and employee benefits” or “General and administrative expenses” in the consolidated statement of income (loss). The Company met all the terms and conditions required by the governments to maintain the benefits granted. The operating macroeconomic environment, including as a result of the COVID-19 pandemic and Russia-Ukraine war, may undergo unexpected developments or changes, among them in fiscal, tax, labor and regulatory environments and customer behavior, which could have an adverse impact on our business.
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
We may use non-committed lines of credit to partially finance our working capital needs. In response to the COVID-19 pandemic and related disruption in regional and global economic activity, in 2020 we drew on our available non-committed lines of credit as needed, although our cash flow had stabilized by the second quarter of 2020. As of December 31, 2022, we did not have any amounts outstanding under our committed credit lines. Given the nature of these lines of credit, some of these lines could be withdrawn and no longer be available to us, or their terms, including the interest rate, could change to make the terms no longer acceptable to us. The availability of these lines of credit depends on the level of liquidity in financial markets, which can vary based on events outside of our control, including financial or credit crises. Any inability to draw upon our non-committed lines of credit could have an adverse effect on our working capital, financial condition and results of operations.
Covenants and events of default in the agreements governing our outstanding indebtedness could limit our ability to undertake certain types of transactions and adversely affect our liquidity.
As of December 31, 2022, we had $674.4 million in total outstanding indebtedness (including interest payable), consisting of $738.6 million in long-term debt (including interest payable) and $0.3 million in short-term debt net of $64.5 million related to the fair market value of our outstanding derivative instruments. The agreements governing our outstanding indebtedness contain covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For instance, we are subject to negative covenants that restrict some of our activities, including restrictions on:
•creating liens;
•paying dividends;
•maintaining certain leverage ratios;
•entering into sale and lease-back transactions; and
•consolidating, merging or transferring assets.
If we fail to satisfy the covenants set forth in these agreements or another event of default occurs under the agreements, our outstanding indebtedness under the agreements could become immediately due and payable. In addition, we are required to meet certain financial ratios under our line of credit and revolving credit facility. We were not in compliance with our financial ratios during certain periods in 2020 and 2021 and received waivers from our lenders. In 2020, we refinanced our revolving credit facility with JPMorgan, and, since June 2021, we have been and continue to be in compliance with our financial ratios under our existing agreements. However, if we are unable to comply with such ratios or obtain waivers for non-compliance in the future, we will be in default under our line of credit and revolving credit facility. In the case of our revolving credit facility, any amounts drawn under such facility may be declared to be immediately due and payable by the relevant lender, who may also terminate its obligation to provide loans under such agreement if we are not in compliance with our ratios under the agreement. In the case of our non-committed lines of credit, if we have previously drawn any amount, then such amounts may be immediately due and payable to the relevant lender, subject to the terms of each non-committed line of credit. If our outstanding indebtedness becomes immediately due and payable and we do not have sufficient cash on hand to pay all amounts due, we could be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financing. Refinancing may not be possible and additional financing may not be available on commercially acceptable terms, or at all.
Fluctuation in market interest rates could affect our ability to refinance our indebtedness or results of operations.
We are exposed to market risk related to changes in interest rates that could affect our results of operations or ability to refinance our existing indebtedness. Volatility or increases in interest rates could affect our ability to refinance our existing indebtedness or to obtain incremental debt financing. We cannot guarantee that we will be able to refinance our revolving credit facility in full or on similar or more favorable terms, as it becomes due in 2024. Volatility or increases in interest rates could increase our interest expense or borrowing costs and may adversely affect our results of operations. Our future ability to refinance our existing indebtedness will depend on certain financial, business and market trends, many of which are beyond our control.
Inflation and government measures to curb inflation may adversely affect the economies in the countries where we operate, our business and results of operations.
Many of the countries in which we operate, have experienced, or are currently experiencing, high rates of inflation. For example, since July 1, 2018, Argentina has been considered highly inflationary under U.S. GAAP. In addition, Venezuela has been considered highly inflationary under U.S. GAAP since 2010, which has significantly reduced competitiveness, real wages and consumption. In the second half of 2022, inflationary pressures intensified due to a number of factors, including labor shortages, supply chain issues, rise of energy, oil and gas prices and the Russia-Ukraine war and related sanctions. In an effort to contain inflation, central banks shifted to more restrictive monetary policy, including increased interest rates, which has contributed to a slowdown in the global economy, thereby restricting the availability of credit and impairing economic growth. The measures taken by the governments of these countries to control inflation have historically been indicative of a potential economic recession. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies that could lead to reduced demand for our core products and decreased sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our customers or offset with other efficiencies, which could adversely affect our operating margins and operating income.
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
Moreover, the Venezuelan market is subject to a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although we managed to navigate the negative impact of the price controls on our operations from 2013 through 2022 and punitive actions from the government have decreased over the last few years, the existence of such laws and regulations and the possibility of future government action could present a risk to our business. We continue to closely monitor developments in this dynamic environment. See “Item 4. Information on the Company—B. Business Overview—Regulation.”
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

We are subject to significant foreign currency exchange controls, currency devaluation and cross-border money transfer controls and restrictions in certain countries in which we operate, which could affect our ability to move our cash flow and pay dividends out from those countries.
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
For example, in 2022, our subsidiaries in Argentina represented 16.7% of our total revenues. Since September 2019, the Argentine government has tightened restrictions on capital flows and imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments outside of Argentina. Furthermore, the Central Bank of Argentina implemented regulations requiring its prior approval for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of inter-company loans as well as certain imports of goods. As a consequence of these exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain securities transactions (usually effected to obtain U.S. dollars) has broadened significantly, reaching a value of approximately 101.5% above the official exchange rate as of April 26, 2023. These measures and controls were further tightened in 2022 and 2023 due to the lack of inflows of U.S. dollars, worsening the situation for the incoming years. The implementation of the above-mentioned measures could impact our ability to transfer funds outside of Argentina and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina. As a result, if we are prohibited from transferring funds out of Argentina, or if we become subject to similar restrictions in other countries in which we operate, our results of operations and financial condition could be materially adversely affected.
Further currency devaluations in any of the countries in which we operate could have a material adverse effect on our results of operations and financial condition. See “—A. Selected Financial Data—Exchange Rates and Exchange Controls.”
Risks Related to Government Regulation
If we fail to comply with, or if we become subject to, more onerous government regulations, our business could be adversely affected.
We are subject to various federal, state, provincial and municipal laws and regulations in the countries in which we operate, including those related to the food services industry, health and safety standards, imports of goods and services, marketing and promotional activities, cross-border money transfers, nutritional labeling, zoning and land use, environmental standards and consumer protection. We strive to abide by and maintain compliance with these laws and regulations. The imposition of new laws or regulations, including potential trade barriers, may increase our operating costs or impose restrictions on our operations, which could have an adverse impact on our financial condition.
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
We face a risk of expropriation or nationalization of our assets and government interference with our business in some of the countries in which we do business. These risks are particularly acute in Venezuela. The current Venezuelan government has promoted a model of increased state participation in the economy through welfare programs, exchange and price controls and the promotion of state-owned companies. We cannot provide assurance that Company-operated or franchised restaurants will not be threatened with expropriation and that our operations will not be transformed into state-owned enterprises. In addition, the Venezuelan government may pass laws, rules or regulations which may directly or indirectly interfere with our ability to operate our business in Venezuela which could result in a material breach of the MFAs, in particular if we are unable to comply with McDonald’s operations system and standards. A material breach of the MFAs would trigger McDonald’s option to acquire our non-public shares or our interests in Venezuela. See “—Risks Related to Our Business and Operations—McDonald’s has the right to acquire control of all or portions of our business upon the occurrence of certain events and, in the case of a material breach of the MFAs, may terminate such MFA or acquire our non-public shares or our interests in one or more Territories at 80% of their fair market value.”
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
Additionally, there is also a high level of uncertainty in today’s tax environment stemming from both global initiatives put forth by the Organisation for Economic Co-operation and Development (“OECD”), and unilateral measures being implemented by various countries due to a lack of consensus on these global initiatives. As an example, the OECD has put forth two proposals, Pillar One and Pillar Two, that revise the existing profit allocation and nexus rules (profit allocation based on location of sales versus physical presence) and ensure a minimal level of taxation, respectively (as of February 2, 2023, 142 countries have agreed on Pillar Two, which is expected to be implemented by 2024 and to enforce a minimum global tax rate of 15%). If these initiatives are implemented, they may negatively impact our financial condition, tax liability and results of operations and could increase our administrative costs.

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
Information technology system failures or interruptions or breaches of our network security may interrupt our operations, exposing us to increased operating costs, fraud, data protection incidents and litigation.
We rely heavily on our computer systems and network infrastructure across our operations including, but not limited to, point-of-sale processing at our restaurants. We implement security measures and controls that we believe provide reasonable assurance regarding our security posture. However, there remains the risk that our technology systems are vulnerable to damage, disability or failures due to physical theft, fire, power loss, telecommunications failure or other catastrophic events. If those systems were to fail or otherwise be unavailable, and we were unable to recover in a timely way, we could experience an interruption in our operations. Moreover, security breaches, data breaches and cyberattacks involving our systems may occur from time to time. Although we have procedures and controls in place to protect our systems and safeguard confidential information, including personal information, and financial data, we have been and continue to be subject to a range of internal and external security breaches, denial of service attacks, malware, phishing attacks, viruses, worms and other disruptive problems caused by hackers. Data breaches, security incidents and cyberattacks can result from, among other things, inadequate personnel, inadequate or failed internal control processes and systems, fraud or external events or actors that interrupt normal business operations. Our information technology systems contain personal, financial and other information that is entrusted to us by our customers, our employees and other third parties, as well as financial, proprietary and other confidential information related to our business. The proper and secure functioning of our technology, financial and processing systems is critical to our business and to our ability to compete effectively.
Furthermore, we have experienced a rise in transactions through our online digital channels for which we rely more heavily on third-party operators or trusted certified payment gateways to handle an increasing volume of sensitive financial transactions and other sensitive customer information, which increases our cybersecurity risks. Our increasing reliance on third-party systems also presents the risks faced by the third party’s business, including the operational, security and credit risks of those parties. Moreover, due to our digital strategy and increased use of our digital channels, there has also been an increase in the number of registered customers, now in the dozens of millions, for whom we store and process personal information to strengthen our relationship with customers. Although we work with our customers, third-party service providers and other third parties to develop secure data and information processing, collection, authentication, management, usage, storage and transmission capabilities and to ensure the eventual destruction of confidential information, including personal information, to prevent against information security risk, we, our third-party service providers or other third parties with whom we do business have been and continue to be the target of cyberattacks or subject to other information security incidents, breaches or disruption in our operations. An actual or alleged security breach of our or their systems has resulted and could result in additional disruptions, shutdowns, theft, fraud or unauthorized disclosure of personal, financial, proprietary or other confidential information. The occurrence of any of these incidents could result in reputational damage, adverse publicity, loss of consumer confidence, reduced sales and profits, fines, increased costs of regulatory compliance or enhanced measures against such security or data breaches, complications in executing our growth initiatives and regulatory and legal risk.
Our insurance may not be sufficient to cover certain losses.
We face the risk of loss or damage to our properties, machinery, cash and inventories due to fire, theft, climate change and natural disasters such as earthquakes and floods. While our insurance policies cover some losses with respect to damage or loss of our properties, machinery, cash and inventories, our insurance may not be sufficient to cover all such potential losses. For example, we suffered losses in connection with a truck drivers’ strike in Brazil in 2018, which disrupted our supply chain that were not covered by our insurance policies. Our losses due to lower sales as a result of the COVID-19 pandemic were also not covered. Furthermore, we generate significant cash from our operations and have been and continue to be the target of theft of that cash, misappropriation and fraud from employees, suppliers, such as cash-in-transit service companies, and third-party service providers that has resulted and could result in future losses that may not be fully covered by our insurance. The increased use of technology and digital operations expose us to larger cyber security, data protection and delivery operation risks. The delivery channel could expose us to subsidiary liability for accidents and injuries that riders could suffer or cause to third parties with their vehicles. These risks are not fully covered by insurance, especially when they are related to attacks in our technology and delivery suppliers’ systems. Although we have negotiated indemnity provisions with some of our suppliers against cyber security, data protection and delivery operation risks arising from their systems or activities in support of our business, enforcement action and any reimbursement for our losses may be difficult to obtain should these risks materialize.
In addition, even if any such losses are fully covered by our insurance policies, such fire, theft, climate change or natural disasters may cause disruptions or cessations in our operations that would adversely affect our financial condition and results of operations.
Our cash balance may not be covered by government-backed deposit insurance programs in the event of a default or failure of any bank with which we maintain a commercial relationship, which may have a material adverse effect on our business, financial condition results of operations and cash flows.
We expect that a limited number of financial institutions will hold all or most of our cash. Depending on our cash balance in any of our accounts at any given point in time, our balances may not be covered by government-backed deposit insurance programs in the event of default or failure of any bank with which we maintain a commercial relationship. For example, while the U.S. Federal Deposit Insurance Corporation provides deposit insurance of $250,000 per depositor, per insured bank, the amounts we have in deposits in U.S. banks far exceed the insured amount. Therefore, if the U.S. government does not impose measures to protect depositors in the event a bank in which our funds are held fails, we may lose all or a substantial portion of our deposits with such bank. The occurrence of any default or failure of any of the banks in which we have deposits could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Risks Related to Our Industry
The food services industry is intensely competitive and we may not be able to continue to compete successfully.
Although competitive conditions in the QSR industry vary in each of the countries in which we conduct our operations, in general, we compete with many well-established restaurant companies on price, brand image, quality, sales promotions, new product development and restaurant locations. Since the restaurant industry has few barriers to entry, our competitors are diverse and range from national and international restaurant chains to individual, local restaurant operators. Our largest sources of competition include Restaurant Brands International (which franchises Burger King, Popeyes, Firehouse Subs and Tim Hortons), Yum! Brands (which franchises KFC restaurants, Taco Bell and Pizza Hut and Pizza Hut Express restaurants), Carl’s Junior and Subway. In Brazil, we also compete with Habib’s, a Brazilian QSR chain that focuses on Middle Eastern food, and Bob’s, a primarily-Brazilian QSR chain that focuses on hamburger product offerings. Alsea is one of the largest restaurant operators in Latin America (Mexico, Argentina, Colombia, Chile, and Uruguay); it has a diversified portfolio, with brands such as Domino’s Pizza, Starbucks, Burger King, Chili’s and other casual dining brands. In Argentina, we also compete with Mostaza, an Argentine QSR chain that focuses on hamburger product offerings. We also face strong competition from new businesses targeting the same clients we serve, as well as from street vendors of limited product offerings, including hamburgers, hot dogs, pizzas and other local food items. We expect competition to increase as our competitors continue to expand their operations, introduce new products and market their brands.

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
Food and paper costs represented 35.5% of our total sales by Company-operated restaurants in 2022, and 21.4% of our food and paper raw materials cost is exposed to fluctuations in foreign exchange rates. We source, among other commodities, beef, chicken, pork, potatoes, produce, sauces, dairy mixes, dairy cheeses, grains, sugar, fiber and coffee. The cost of food and supplies depends on several factors, including global supply and demand, new product offerings, global macroeconomic conditions, acts of war and other hostilities, weather conditions, fluctuations in energy costs, tax incentives and our suppliers’ ability to comply with sustainability and animal welfare commitments, all of which makes us susceptible to substantial price and currency fluctuations and other increased operating costs. For instance, commodity prices have been adversely affected by the Russia-Ukraine war, which has had an impact on our costs. Our hedging strategies on the imported portion of our food and paper raw materials may not be successful in fully offsetting cost increases due to currency nor commodities fluctuations. Furthermore, due to the competitive nature of the restaurant industry, we may be unable to pass increased operating costs on to our customers, which could have an adverse effect on our results of operations.
Demand for our products may decrease due to changes in consumer preferences or other factors.
Our competitive position depends on our continued ability to offer items that have a strong appeal to consumers. If consumer dining preferences change due to shifts in consumer demographics, dietary inclinations, for example those who are looking for vegan and vegetarian products, consumer behavior and preferences, such as the increased use of digital and delivery channels and focus on environmental, social and governance matters, trends in food sourcing or food preparation and our consumers begin to seek out alternative restaurant options, our financial results might be adversely affected. In addition, negative publicity surrounding our products could also materially affect our business and results of operations.
Our success in responding to consumer demands depends in part on our ability to anticipate consumer preferences in each country in which we operate, allocate sufficient resources and efforts to effectively reach and appeal to our consumers, market and advertise our products and platforms, and introduce new items to address these preferences in a timely fashion.
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
We have also started a digital transformation with the goal of increasing our engagement with our customers and using data in order to improve our decision-making. We accelerated our digital transformation plans to better serve our customers. In order to accomplish this goal, we made structural changes in our IT and data systems, including creating a “digital factory,” which we call ADvance, to facilitate collaboration across groups within Arcos Dorados and adopting agile methodologies and principles to aid different groups in transforming products and services and the customer experience, or in otherwise achieving a specific business objective. We may not fully realize the intended benefits of these significant investments, or we might not find or retain the right talent to operate the new digital tools, or these initiatives may not be well executed, and therefore our business results may suffer.

Food safety and food- or beverage- born illnesses may have an adverse effect on our business and results of operations.
Food- or beverage-borne illnesses, such as those caused by e. coli, listeria, salmonella, cyclospora and trichinosis, and food safety issues, such as contamination or tampering, are risks that could affect our industry and could impact our restaurants. Widespread illnesses such as avian influenza, the H1N1 influenza virus, e-coli, bovine spongiform encephalopathy, hepatitis A or salmonella could cause customers to avoid meat or fish products. Furthermore, our reliance on third-party food suppliers and distributors increases the risk of food-borne illness incidents being caused by third-party food suppliers and distributors who operate outside of our control and/or multiple locations being affected rather than a single restaurant.
Additionally, food safety events involving McDonald’s outside of Latin America or other well-known QSR chains could negatively impact our business industry. Another extended issue in our region is the use of social media to post complaints against the QSR segment and the use of mobile phones to capture any deviation in our processes, products or facilities. Media reports of pandemics, such as the COVID-19 pandemic, or food-borne illnesses found in the general public or in any QSR could dramatically affect restaurant sales in one or several countries in which we operate, or could force us to temporarily close an undetermined number of restaurants. As a restaurant company, we depend on consumer confidence in the quality and safety of our food. Any illness or death related to food that we serve could substantially harm our operations. While we maintain extremely high standards for the quality and safety of our food products and dedicate substantial resources to ensure that these standards are met and well communicated publicly, the spread of these illnesses is often beyond our control and we cannot assure you that new illnesses resistant to any precautions we may take will not develop in the future.
Furthermore, our industry has long been subject to the threat of food tampering by suppliers, employees or customers, such as the addition of foreign objects to the food that we sell. Furthermore, the increase in sales through our delivery channel also represents an increased risk of food tampering because we do not have control of the food once it leaves our restaurants. Reports, whether true or not, of injuries caused by food tampering have in the past negatively affected the reputations of QSR chains and could affect us in the future. While we require that suppliers maintain procedures and practices to ensure food safety and quality requirements, we cannot guarantee that suppliers will not breach their requirement to uphold our safety measures and standards or timely detection. Instances of food tampering, even those occurring solely at competitor restaurants, could, by causing negative publicity about the restaurant industry, adversely affect our sales on a local, regional, national or systemwide basis. A decrease in customer traffic as a result of public health concerns or negative publicity could materially affect our business, results of operations and financial condition.
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
We are subject to increasingly strict data protection laws, which could increase our costs, damage our reputation and adversely affect our business.
We are subject to increasingly strict data protection laws in the markets in which we operate and these laws are subject to frequent change. For example, we are subject to the Brazilian General Data Protection Law (“Lei Geral de Proteção de Dados” or “LGPD”), federal law 13,709/2018, which became effective in September 2020. The LGPD significantly improves Brazil’s existing legal framework by regulating the use of personal data by the private and public sectors. The concept of “data processing” is broad and includes the collection, storage, transfer, deletion and other activities related to personal data. All companies that offer services or have operations involving personal data handling in Brazil are required to comply with the LGPD rules and adopt administrative and technical security measures to protect personal data. Starting in August 1, 2021, administrative sanctions under the LGPD are being applied by the National Data Protection Authority (known as ANPD), which published a regulation for the application of administrative sanctions in February 2023. The LGDP is very similar to the European Union General Data Protection Regulation (“GDPR”), which we are subject to in certain French territories where we operate in Latin America and the Caribbean.

Similarly, Argentina, Uruguay, Peru, Ecuador, Colombia and Chile have established data protection laws that largely follow the same framework. In Argentina, Law No. 25,326 enacted in 2000 (the “Data Protection Law”) is also very similar to the GDPR and requires companies that process personal data to register with the Agency of Access to Public Information (“AAPI”), prescribes the instances in which data may be processed based on the law and requires that individuals be notified prior to their personal data being processed, among other security measures. Under the Data Protection Law, the AAPI has the power to impose pecuniary and non-pecuniary sanctions on companies that fail to comply with the law. The AAPI is expected to introduce a bill to congress intended to replace the Data Protection Law, which tracks new technological and legal developments in the GDPR. Like Argentina and Brazil, Uruguay also has in place data protection laws similar to the GDPR, including Decree No. 64/020, that it has been strengthening in recent years. Among its recent developments, data protection laws in Uruguay have extended the scope of data protection regulation to data collected and treated abroad, when it is related to the offering of products and services in Uruguay and requiring appointment of a compliance officer for data protection and preparation of a data protection impact assessment when more than 35,000 data subjects are being processed. In Ecuador, the Personal Data Protection Law became effective on May 26, 2021, which adopts international standards and measures on data protection. In Colombia, Law 1581 also requires companies to have in place data protection measures and yearly disclosure of such measures and a database of providers, customers and employees with the superintendency of industry and commerce. In Chile, there is currently a draft bill under review by congress to amend the Personal Data Protection Law No. 19,628, which largely follows the same framework of the GDPR.
In Mexico, the National Institute for Transparency, Access to Information and Personal Data Protection (Instituto Nacional de Acceso a la Información or “INAI”) can impose different sanctions for violating the Personal Data Protection Law (“PDPL”). The kind and level of penalty imposed by INAI depends on various factors, such as the nature and severity of the violation, the type or category of personal data involved in such violation, the entity’s ability to pay, and whether the violation was intentional or unintentional. PDPL provides a higher level of protection for sensitive data, imposing a greater obligation to ensure that the principles of the law are followed when dealing with this type of information. Failure to protect sensitive data could result in severe legal and financial consequences.
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
In addition, beginning in 2018, Latin America experienced a wave of regulatory attempts to eliminate plastic bags and single-use plastic products in the region. In many countries, new laws and regulations, especially in relation to the use of plastic bags, plastic straws and plastics in general have already been approved and in many cases will carry stiff penalties for violations. We have addressed this issue in our business by removing the plastic straws in nearly all of our markets and instead using alternate materials, such as paper. In markets where a total ban on plastic straws has not been adopted, we purchase plastic straws due to guest preference but only provide them upon request. Similarly, in nearly all our markets, we have replaced plastic cutlery with cutlery made out of wood or cardboard.
Additionally, in most of the markets in which we operate, we removed plastic lids from products used in our business and changed the salad containers in Argentina and other markets to cardboard containers, which led to a significant reduction in single-use plastic in our operation within the last three years. We will need to find suitable alternatives before these new laws and regulations become effective. Regulations tend to be replicated across countries, and we are seeing an increase in related activity, both nationally and locally, in Brazil, Mexico, Colombia, Argentina, Ecuador, Chile, Uruguay, Peru, Puerto Rico, Guadeloupe, Martinique and French Guiana among other territories.
We may need to quickly replace other plastic products that we continue to use should additional laws and regulations be put in place, including at the federal and provincial levels of the countries where we operate, like draft bills establishing a minimum environmental protection standard regarding single-use plastics.
For instance, Peru approved provisions to reduce the use of single-use plastic and prohibit its manufacture and purchase. Implementation of this new regulation was completed in December 2021. Similarly, in August 2021, Chile passed Law No. 21,368 that regulates single-use packaging and containers, which was defined to mean glasses, cups, bowls, cutlery, chopsticks, cups, straws, plates, glasses, boxes or containers for packaged food, trays, envelopes, placemats and lids, provided that they are not reusable. The law prohibits the delivery of any single-use containers for customers dining in and only allows the delivery of disposable products made of recyclable materials, other than plastic, for customers ordering takeout. The law prohibits all plastic straws, stirrers, cutlery and chopsticks. Some of the provisions of the Chilean law become effective on February 13, 2022 and it is expected to be implemented in full force as of August 13, 2024. Similarly, a comparable law banning single-use plastic products was enacted on January 1, 2023 in French Guiana, Martinique and Guadeloupe, for eat-in guests, although its implementation may be postponed in the French West Indies. In addition, there are other comparable regulations banning single-use plastic products in Mexico City, Mexico as well as São Paulo, Brazil. The enactment of additional laws and regulations to limit or eliminate the use of plastic products could increase our costs and have a material adverse effect on our business and results of operations, as these alternative products may be more expensive than the plastic products we currently use or may be difficult to find.
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
As a result of this heightened focus and evolving requirements, including from governmental and nongovernmental authorities, and our commitment to social and environmental sustainability matters, we may provide expanded disclosure, establish or expand goals, commitments or targets, and take actions to meet such goals, commitments and targets. The goals, commitments or targets we set for ourselves regarding ESG, public policy or other matters, may be difficult or expensive to implement and our ability to meet such standards, is subject to risks and uncertainties, many of which are outside our control and may impact our business. Additionally, from time to time, McDonald’s Corporation may communicate certain global goals for implementation that could be difficult to adhere to and might represent additional costs to us and to our third-party suppliers. Addressing ESG matters requires systemwide coordination and alignment, including with our third-party suppliers who are responsible for 93% of our greenhouse gas emissions, and the standards by which certain ESG matters are measured and reported are evolving, may not be cost effective and are subject to assumptions and uncertainties that could change over time, many of which are outside of our control. Furthermore, if we are not effective, or are not perceived to be effective, in addressing social and environmental sustainability matters or meeting such goals, commitments and targets, or our disclosure is not perceived to be adequate, accurate or complete, it may impact perceptions of our brand or expose us to market, operational, reputational and execution costs and could expose us to financial risks as a result of failure to meet the targets we set out for ourselves, including in connection with our 2029 sustainability-linked bonds.

We may be adversely affected by legal actions with respect to our business.
We could be adversely affected by legal actions and claims brought by consumers or regulatory authorities in relation to the quality of our products, food safety and eventual health problems or other consequences caused by our products or by any of their ingredients. We could also be affected by legal actions and claims brought against us for products made in a jurisdiction outside the jurisdictions where we are operating. An array of legal actions, claims or damaging publicity may affect our reputation as well as have a material adverse effect on our revenues and businesses.
Unfavorable publicity or a failure to respond effectively to adverse publicity, particularly on social media platforms, could harm our reputation and adversely impact our business and financial performance.
The good reputation of our brand is a key factor in the success of our business. Actual or alleged incidents at any of our restaurants could result in harmful publicity. Moreover, we have seen a significant increase in the use of our delivery options, as this has been part of our growth strategy to strengthen guest relationships and integrate our mobile ordering channels. Any actual or perceived issue with the delivery of orders could also result in harmful publicity. Even incidents occurring at restaurants operated by our competitors or in the supply chain generally could result in negative publicity that could harm the restaurant industry and thus, indirectly, our brand. In particular, in recent years, there has been a marked increase in the use of social media platforms and similar devices which give individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their participants’ posts, often without filters or checks on accuracy of the content posted. A variety of risks are associated with the dissemination of this information online, including the improper disclosure of proprietary information, negative comments about our company, exposure of personally identifiable information, fraud or outdated information. The inappropriate use of social media platforms by our customers, employees or other individuals could increase our costs, lead to litigation or result in negative publicity that could damage our reputation. In addition, we are often affected by negative news about McDonald’s Corporation published in the media and picked up by Latin America outlets, as it can lead to the incorrect assumption by the public that it relates to Arcos Dorados or McDonald’s brand in our region. If we are unable to quickly and effectively respond to negative reports, comments or posts in the media and social media platforms, we may suffer damage to our reputation or loss of consumer confidence in our products, which could adversely affect our business, results of operations, cash flows and financial condition, as well as require resources to rebuild our reputation.
Risks Related to Our Business and Operations in Latin America and the Caribbean
Our business is subject to the risks generally associated with international business operations.
We engage in business activities throughout Latin America and the Caribbean. In 2022, 71.1% of our revenues were derived from Brazil, Argentina, Mexico and Chile. As a result, our business is and will continue to be subject to the risks generally associated with international business operations, including:
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
Developments and the perception of risk in other countries, especially emerging market countries, as well as the increasingly complex political and social environment in Latin America and the Caribbean have in the past and could in the future lead to social protests and riots, which may adversely affect our business, operations, sales, results, financial conditions and prospects.
Arcos Dorados’ growth and profitability depend on political stability and economic activity, whether real or perceived, in Latin America and the Caribbean, especially in emerging market countries. Recent political unrest and social strife could affect developments and perception of risk in this region. For example, in 2020, several countries saw protests relating to the handling of the COVID-19 pandemic by their respective governments. Moreover, in 2021, political and social unrest in Colombia sparked widespread political demonstrations, which lasted a few months, and resulted in significant obstruction of transportation of supplies and goods for businesses and Colombian households. These demonstrations affected our operations and forced us to look to alternative supply chains. In addition, in 2021, political and social unrest in Latin American countries, including as a result of presidential elections held in Chile and Peru, sparked political demonstrations and, in some instances, violence. In Chile, for instance, polarizing candidates and a runoff election led to some violent protests and clashes with security forces. In Guadeloupe and Martinique, at the end of 2021, a call for an indefinite general strike was made by a group of trade unions and citizens’ organizations to protest against imposition of a health pass and the compulsory vaccination of health workers against COVID-19. The strike lasted nearly one month and impacted sales and the operation of our restaurants. In 2022, a national strike in Ecuador led to the closure of main roads and local streets for more than a week, which resulted in significant obstruction of transportation of supplies and goods for businesses throughout the country. Also in 2022, Peru experienced an intense wave of protests that began in December 2022 due to the country’s political situation, which have had serious repercussions on the Peruvian economy, including road closures that hindered employees’ access to their workplaces and caused major supply shortages. Any continuation of or increase in social unrest in the future could lead to additional operational costs, a decline in sales or otherwise negatively impact our results.
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
The success of our business is dependent on discretionary consumer spending, which is influenced by general economic conditions, consumer confidence and the availability of discretionary income in the countries in which we operate. Latin American countries have historically experienced uneven periods of economic growth, recessions, periods of high inflation and economic instability. In 2019, economic growth in many Latin American countries slowed, with some entering recessions. Economic conditions remained challenging in 2021 as a result of COVID-19, although most economies rebounded from the economic contractions of 2020. In the second half of 2022, heightened inflation led central banks to shift to more restrictive monetary policy, including the imposition of higher interest rates, which decreased economic activity and could signal a potential economic recession. Any prolonged economic downturn in the future could result in a decline in discretionary consumer spending. This may reduce the number of consumers who are willing and able to dine in our restaurants, or consumers may make more value-driven and price-sensitive purchasing choices, eschewing our core menu items for our entry-level food options. We may also be unable to sufficiently increase prices of our menu items to offset cost pressures, which may negatively affect our financial condition.
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
Mr. Woods Staton, our Executive Chairman, owns or controls common stock representing 37.99% and 75.39%, respectively, of our economic and voting interests. As a result, Mr. Woods Staton is and will be able to strongly influence or effectively control the election of our directors, determine the outcome of substantially all actions requiring shareholder approval and shape our corporate and management policies. The MFAs’ requirement that Mr. Woods Staton at all times hold at least 51% of our voting interests and 30% of our economic interest likely will have the effect of preventing a change in control of us and discouraging others from making tender offers for our shares, which could prevent shareholders from receiving a premium for their shares. Moreover, this concentration of share ownership may make it difficult for shareholders to replace management and may adversely affect the trading price for our class A shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. This concentration of control could be disadvantageous to other shareholders with interests different from those of Mr. Woods Staton and the trading price of our class A shares could be adversely affected. See “Item 7. Major Shareholders and Related Party Transactions―A. Major Shareholders” for a more detailed description of our share ownership.
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
Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our class A shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association, we are authorized to issue up to 420,000,000 class A shares, of which 130,594,545 class A shares were outstanding as of December 31, 2022 and 2,309,062 class A shares were held in treasury. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our class A shares.
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
In January 2022, we reached an agreement with McDonald’s on a new growth and investment plan. To support our future growth, we plan to open at least 200 new restaurants and to modernize at least 400 restaurants, with capital expenditures of approximately $650 million from 2022 to 2024. In addition, McDonald’s Corporation agreed to continue providing growth support subject to our compliance with the terms of the growth and investment plan, which resulted in an effective royalty rate of 5.6% of sales in 2022 and is expected to result in an effective royalty rate of about 6.0% of sales in both 2023 and 2024. If we are unable to meet our commitments under this new plan or are otherwise unable to obtain a waiver from McDonald’s, we will be in default under the terms of the MFAs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—Our business activity and results of operations may be negatively affected by unforeseen events, such as disruptions, natural disasters, adverse weather conditions, war, such as the Russia-Ukraine war, pandemics, such as the COVID-19 pandemic, or other catastrophic events.”
As a result of our previous restaurant opening plan and reinvestment plan, property and equipment expenditures were $217.1 million, $115.0 million and $86.3 million in 2022, 2021 and 2020 respectively. In 2022, we opened 66 restaurants, reimaged 114 existing restaurants, and opened 107 Dessert Centers. In 2021, we opened 46 restaurants, reimaged 34 existing restaurants, and opened 27 McCafé and 131 Dessert Centers. In 2020, we opened 9 restaurants, reimaged 37 existing restaurants, and opened 122 Dessert Centers. In 2022, 2021 and 2020, we closed 15, 21 and 66 restaurants, respectively.

B.    Business Overview
Overview
We are the world’s largest independent McDonald’s franchisee in terms of systemwide sales and number of restaurants, according to McDonald’s, representing 4% of McDonald’s global sales in 2022. We have the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to collectively as the Territories. As of December 31, 2022, we operated or franchised 2,312 McDonald’s-branded restaurants, which represented 6.1% of McDonald’s total franchised restaurants worldwide. In 2022 and 2021, we accrued $194.5 million and $131.4 million, respectively, in royalties to McDonald’s (not including royalties accrued on behalf of our sub-franchisees).
We operate in the QSR sub-segment of the fast food segment of the Latin American and Caribbean food service industry. In Latin America and the Caribbean, the fast food segment has benefited from the region’s increasing modernization, as people in more densely populated areas adopt lifestyles that increasingly seek convenience, speed and value.
We commenced operations on August 3, 2007, as a result of the Acquisition. We operate McDonald’s-branded restaurants under two different operating formats, Company-operated restaurants and franchised restaurants. As of December 31, 2022, of our 2,312 McDonald’s-branded restaurants in the Territories, 1,633 (or 70.6%) were Company-operated restaurants and 679 (or 29.4%) were franchised restaurants. We generate revenues primarily from two sources: sales by Company-operated restaurants and revenues from franchised restaurants. Revenues from franchised restaurants primarily consist of rental income, which is generally based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. We own the land for 489 of our restaurants (totaling approximately 1.1 million square meters) and the buildings for all but 7 of our restaurants.
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
As of December 31, 2022, 46.9% of our restaurants were located in Brazil, 27.6% in NOLAD and 25.5% in SLAD. We believe our diversified market presence reduces our dependence on any one market and helps stabilize the impact of individual countries’ economic cycles on our revenues. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.
The following table presents a breakdown of total revenues by division:

	For the Years Ended December 31,
	2022	2021	2020
	(in thousands of U.S. dollars)
Total Revenues
Brazil	$1,429,105	$1,002,781	$862,748
NOLAD	920,189	780,866	584,646
SLAD	1,269,608	876,294	536,825
Total	3,618,902	2,659,941	1,984,219

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

The chart below illustrates the economics for Company-operated restaurants and franchised restaurants in the case of owned and leased real estate:

OWNED Real Estate
LEASED Real Estate
Company-operated Restaurants
Investment
Land
Equipment
Building
ArcOpCo Cash Margin
Sales
Investment
Equipment
Building
ArcOpCo Cash Margin
Sales
Franchised Restaurants
Investment
Land
Building
Franchisee Cash Margin
Rental Income
Investment
Building
Franchisee Cash Margin
Rental Income

Source: Arcos Dorados
In addition, we are the majority stakeholder in two joint ventures that collectively own 16 restaurants in Argentina and Chile. We consider these restaurants to be Company-operated restaurants. We have also granted developmental licenses to 7 restaurants. Pursuant to the developmental licenses, the developmental licensees own or lease the land and building in which the restaurant is located and pay a franchise fee to us, in addition to the continuing franchise fee due to McDonald’s. We consider these restaurants to be franchised restaurants. The above mentioned joint ventures and developmental licenses were in existence at the time of the Acquisition.
Additionally, in November 2021, a joint venture was formed with a Mexican sub-franchisee in which the Company is a minority stakeholder and owns 41 restaurants. We consider these restaurants to be franchised restaurants. The Company’s joint ventures in Argentina, Chile and Mexico operate as a joint venture under the traditional definition used within the McDonald’s system for such business arrangements. For purposes of this annual report, a joint venture is an entity that operates certain restaurants in the Company’s territory in which the Company is a stakeholder together with a third party. This third party is always a sub-franchisee of the Company. Although in most joint ventures the Company exercises control or significant influence over the entity’s operating and financial policies, the third party is responsible for the day-to-day operation of the entity’s restaurants. Restaurants operated by entities in which the Company has a majority stake are considered to be Company-operated; whereas, entities in which the Company holds a minority stake are considered to be franchised.

Restaurant Categories
We classify our restaurants into one of four categories: (i) freestanding, (ii) food court, (iii) in-store and (iv) mall stores. Freestanding restaurants are the largest type of restaurant, have ample indoor seating and include a drive-thru area and parking lot. Food court restaurants are located in malls and consist primarily of a front counter and kitchen and do not have their own seating area. In-store restaurants are part of a larger building, but they do not have a drive-thru area or a parking lot. Mall stores are located in malls like food court restaurants, but have their own seating areas. As of December 31, 2022, 1,164 (or 50.4%) of our restaurants (not including non-traditional satellite stores) were freestanding, 578 (or 25%) were food courts, 271 (or 11.7%) were in-stores and 297 (or 12.9%) were mall stores. These percentages vary by country, and may shift as opportunities in malls and more densely populated areas become available in some of the Territories.
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
Reimaging
An important component of our development plan is the reimaging of existing restaurants. As of December 31, 2022, we completed 114 new reimaging projects of our restaurants as compared to December 31, 2021. Our restaurants that have undergone reimaging during the past three years have experienced an additional increase in sales per restaurant over the comparable sales growth experienced by restaurants which have not been reimaged in the same period. Both we and McDonald’s are committed to maintaining an image for our restaurants that creates a contemporary dining experience. Over the last few years, we have invested substantially in the reimaging of our restaurants, and we, pursuant to the MFAs, have committed to a significant reimaging plan. See “Item 10. Additional Information—C. Material Contracts.”

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
Below are images of the exterior of a few of our restaurants that have benefited from reimaging:

Source: Arcos Dorados
McCafé Locations and Dessert Centers
Our brand extension efforts focus on the development of additional McCafé locations and Dessert Centers. McCafé locations are stylish areas within restaurants where customers can purchase a variety of customizable beverages, including lattes, cappuccinos, mochas, hot and iced premium coffees and hot chocolate. McCafé locations have been very successful in creating a different customer experience, optimizing the use of our restaurants at all hours of operation and providing a higher profit margin than our regular restaurant operations. We believe the primary benefit of McCafé locations is that they attract new customers by increasing the variety of our product offerings and improving our image.
McCafé locations have been a key factor in adding value to our customers’ experience and represented 7.9% of the total transactions and 4.3% of total sales of the restaurants in which they were located in 2022. As of December 31, 2022, there were 268 McCafé locations in the Territories, of which 14.9% were operated by sub-franchisees. Argentina and Brazil, with 95 and 78 locations, each, have the greatest number of McCafé locations. The first McCafé in Latin America was opened in Argentina in 1999. Pursuant to the MFAs, we have the right to add McCafé locations to the premises of our restaurants.

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
Dessert Centers represented 27.3% of our transactions and 9.6% of our total sales in 2022. As of December 31, 2022, there were 3,198 Dessert Centers in the Territories. Dessert Centers are highly successful in Brazil, where we have 1,976 locations. The first Dessert Center was created in Brazil in 1979.

The following maps set forth our McCafé locations and Dessert Centers in each of the Territories as of December 31, 2022:

Network of McCafé Locations	Network of Dessert Centers
268 total McCafé locations	3,198 total Dessert Centers

NOLAD
• McCafé Locations: 14
Brazil
• McCafé locations: 95
SLAD
• McCafé Locations: 159

Source: Arcos Dorados
The McDonald’s Brand
Kantar BrandZ, a brand consulting firm, ranked McDonald’s sixth among the top twenty global brands in 2022. In addition, we believe that in Latin America and the Caribbean, the McDonald’s brand benefits from an aspirational cachet as a “destination” restaurant with a reputation for safe, fresh, affordable and good-tasting food in an attractive setting. McDonald’s strong brand equity stems from the dedicated execution of its brand promise and its ability to associate with the local community where it operates. McDonald’s sets the standard in the restaurant industry worldwide for brand stewardship and marketing leadership.

Product Offerings
A crucial part of delivering the brand to guests depends on our product offerings, or more specifically, our menu strategy and management. The key objective of our menu strategy is the development and offering of quality food choices that attract customers to our restaurants on a regular basis. The elements we utilize to achieve this goal include offering McDonald’s core menu, our product innovation initiatives and our focus on food safety.
Our menus feature three tiers of products: (i) affordable entry-level options, such as our McTrio 3x3 in Mexico and Appetecibles in Chile and Colombia, (ii) core menu options made with beef and chicken, such as the Big Mac, Quarter Pounder, McNuggets, McChicken, the new McCrispy Chicken and Happy Meal, and (iii) premium options, such as the Signature Collection, Grand Tasty Turbo Bacon in Argentina and salads for those guests that want lower calorie options. These platforms can be based on the type of products, such as beef, chicken, salads or desserts, or on the type of customer targeted, such as the children’s menu. We have offered a new menu with fewer calories and less sugar and sodium in the majority of our Territories since 2011. Since 2013, we have offered dairy products, fruits or vegetables with our Happy Meals in all of the Territories except Venezuela. In November 2019, we joined McDonald’s Corporation in its mission to serve foods that are a win-win for families, providing delicious and nutritious food that appeal to both kids and parents. In the markets in which we operate, we are offering a Happy Meal menu that complies with the following criteria: less than 600 calories, less than 30% of calories from total fat, less than 10% of calories from saturated fat, less than 650 mg sodium, less than 10% of calories from added sugar, no artificial flavors and no added colors from artificial sources and balanced fruit and vegetable content. Arcos Dorados’ new nutritional policy was publicly endorsed by major health and nutrition bodies of various countries, such as Inter-American Society of Cardiology, the Brazilian Association of Nutrition (ABRAN), the Argentine Cardiology Foundation, the Peruvian Nutrition Society (SOPENUT), and the Uruguayan Association of Dietitians and Nutritionists.
Our core menu is the most important element of our menu strategy because it includes most of our product offerings, includes well-recognized food choices that have global customer acceptance and are what customers repeatedly order at McDonald’s-branded restaurants worldwide. We expanded our core products with new options such as the Spicy McNuggets, Big Mac Bacon and Quarter Pounder with Bacon in many countries, which are being offered for a limited time only. We have also introduced different sauces for the McNuggets with McNuggetear in many countries.
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
We work closely with McDonald’s to develop new product offerings and McDonald’s considers our recommendations regarding regional tastes and preferences and works with us to accommodate such tastes and preferences. We continue to benefit from McDonald’s product development efforts following the Acquisition and have access to a library of products developed globally for the McDonald’s system. For example, in 2021, we took the McCrispy Chicken sandwich platform from the U.S. and successfully launched it in Puerto Rico and Mexico. In 2022, we introduced the McCrispy Chicken sandwich platform to additional markets: Panama, Costa Rica, Ecuador, Colombia, Chile, Trinidad and Brazil. This new McCrispy Chicken platform consists of three to four different chicken sandwiches made with a special bread and 100% chicken breast, among the chicken sandwich options is a “hero” sandwich, the McCrispy Deluxe, which is a large-mainstream sandwich that can flex to the top tier by adding toppings and sauces.
In key countries, our understanding of the local market has enabled us to successfully introduce new items to appeal to local tastes and to provide our guests with additional menu options. Our chicken-based offerings include bone-in chicken in markets such as Colombia, Peru, Panama and Costa Rica. We also carefully monitor the sales of our menu items and are able to quickly modify them if necessary.

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
Our advertisement and promotion activities are guided by our overall marketing plan, which identifies the key strategic platforms that we aim to leverage to drive sales. The advertisement and promotion program is formulated based on the amount of advertisement and promotion support needed for each strategic platform for the year. Our key strategic platforms include menu relevance, by introducing premium products and extending core product lines, convenience and strengthening the kids and family experience. In terms of pricing, we understand that our customers seek great-tasting food at affordable prices and that their perception of value while at the restaurant is a significant factor in determining overall satisfaction and frequency of visits. Other initiatives included the “books or toys” campaign in all our markets in Latin America, through which we sold more than 20 million books since 2013 and which aims to encourage children’s creativity. In 2022 we continued focusing our efforts to promote our mobile app and new digital channels such as “Pide y Retira” (“order and pick up”). We strengthened sales channels like McDelivery with special offers and repositioned the drive-thru sales channel in order to adapt to the new mobility trends. In addition, we successfully rebuilt our family business with the introduction of family bundles like the Family Box. All advertised Happy Meal bundles in the markets in which we operate comply with McDonald’s Corporation’s Global Marketing to Children Policy, including its Global Happy Meal Nutrition Criteria.

To unlock further growth, Arcos Dorados has committed to win the digital race in Latin America. We have created a dedicated department that is working under agile methodologies to accelerate our digital offerings. We are doubling down in our digital marketing capabilities to acquire, activate and engage customers through personalization. We continue to evolve our Mobile App which is the leader in the QSR industry with over 87 million downloads and 4.8 star ratings. Additionally, we are developing new digital solutions to respond to customer trends such as mobile order and pick up.
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
Digital, Delivery and Drive-Thru Strategy
We are focused on leveraging our competitive strengths by building a digital strategy we believe will help continue the growth of our digital, delivery and drive-thru channels. Our industry-leading digital platform offers guests greater choices for how to enjoy our brand experience, while the connection with families remains at the core of its appeal. As a result, during 2022, we saw strong growth in on-premise sales, while also generating strong off-premise sales growth. In 2022, our digital channels (the mobile app, delivery, self-order kiosks and order ahead) comprised nearly 41% of our systemwide sales, representing $1.9 billion in digital sales. We leveraged our structural competitive advantages, including the largest free-standing restaurant portfolio in the Latin American and Caribbean QSR industry and our industry-leading digital platform to generate robust digital sales growth. Beef and chicken campaigns reinforced our sales expansion, while McDonald’s exclusive global sponsorship of the FIFA World Cup allowed us to run campaigns in all markets, which boosted guest usage of our digital and delivery platforms. Our mobile app is currently available in 18 markets and over 2,300 restaurants, reaching more than 87 million cumulative downloads by the end of 2022. The mobile app had more than 14 million average monthly active users and, in December, identifiable sales represented 17% of the Company’s total sales. In addition, Arcos Dorados’ CRM (Customer Relationship Management) platform, had more than 67 million unique registered users by the end of December 2022, and continued to grow in early 2023. The platform provides convenient solutions, combined with insights from the Company’s data analytics capabilities, driving a more personalized experience with a higher guest lifetime value.
Additionally, delivery sales more than tripled from 2019 to 2022. We continued to generate significant growth in our delivery sales channel in 2022, while most of the QSR industry saw delivery sales remain relatively flat for the year. Trends in drive-thru, also reflected the structural competitive advantage of our free-standing restaurant portfolio. Sales in this channel were up around 46% between 2019 and 2022 even though on-premise volume was rebounding in 2022. Guest experience is the main driver of frequency and sales growth, so we made operational improvements over the last several years to speed up total experience times and reduce inaccuracy that strengthened customer satisfaction. As a result, we have the highest drive-thru market share among all restaurants in the markets in which we operate.
Regional Operations
The Company is divided into three geographic divisions: Brazil, NOLAD and SLAD. Except for Brazil, the other two divisions are subsequently divided into sub-groups comprised of individual Territories. The presidents of the divisions report directly to our chief operating officer.

The following map sets forth the number of our restaurants in each of our operating divisions as of December 31, 2022:

NOLAD
• Stores: 638 (1)
Brazil
• Stores: 1,084
SLAD
•Stores: 590 (1)

(1) Non-traditional satellite restaurants are included.
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
Set forth below is a summary of our restaurant portfolio as of December 31, 2022.

	Ownership			Store Type(1)						Real Property(2)
Portfolio by Division	Company-Operated	Franchised	Total	Freestanding	Food Court	In-Store	Mall Store	Dessert Centers	McCafé Locations	Owned	Leased
Brazil	656	428	1,084	535	343	92	114	1,976	95	109	975
NOLAD	473	165	638	391	140	51	56	521	14	204	427
SLAD	504	86	590	238	96	129	127	701	159	176	414
Total	1,633	679	2,312	1,164	579	272	297	3,198	268	489	1,816

(1)    Non-traditional satellite restaurants are included in these figures.
(2)    Developmental licenses and mobile stores are not included in these figures.

Brazil
Brazil is our largest division in terms of restaurants, with 1,084 restaurants as of December 31, 2022 and $1,429.1 million in revenues in 2022, representing 46.9% and 39.5% of our total restaurants and revenues, respectively. Our operations in Brazil are based in São Paulo and McDonald’s has been present in Brazil since opening its first restaurant in Rio de Janeiro in 1979.
NOLAD
NOLAD includes nine countries with 638 restaurants as of December 31, 2022 and $920.2 million in revenues in 2022, representing 27.6% and 25.4% of our total restaurants and revenues, respectively. Its primary market is Mexico, where the division’s management is based. McDonald’s has been present in Mexico since opening its first restaurant in Mexico City in 1985. Mexico represents 57.5% of NOLAD’s restaurants and 30.3% of NOLAD’s revenues, and Mexico is our second-largest market in terms of restaurants.
SLAD
SLAD includes ten countries with 590 restaurants as of December 31, 2022 and $1,269.6 million in revenues in 2022, representing 25.5% and 35.1% of our total restaurants and revenues, respectively. The division’s management is based in Colombia and its primary market is Argentina, where McDonald’s has been present since opening its first restaurant in Buenos Aires in 1986. As of December 31, 2022, Argentina represented 37.6% of SLAD’s restaurants and 47.6% of SLAD’s revenues in 2022. Argentina is our third-largest market in terms of restaurants.
Seasonality
Our sales and revenues are generally greater in the second half of the year than in the first half. Although the impact on our results of operations is relatively small, this impact is due to increased consumption of our products during the winter and summer holiday seasons, affecting July and December, respectively.
Supply Chain and Distribution
Supply chain management is an important element of our success and a crucial factor in optimizing our profitability. Currently, we have an integrated and centralized supply chain management system that focuses on (i) the highest possible quality and food safety standards, (ii) competitive market pricing that is predictable and sustainable over time, and (iii) leveraging of local, regional and global sourcing strategies to obtain competitive advantages. This system consists of the selection and development of suppliers that are able to comply with McDonald’s high quality and food safety standards and the establishment of the appropriate type of relationships with them. These standards, which are based on the highest industry standards recognized by the Global Food Safety Initiative (GFSI), such as British Retail Consortium (BRC) standards and others, include requirements with respect to our suppliers’ food safety and quality management systems, product consistency and timeliness, meeting or exceeding all local food regulations and compliance with our policies, procedures and guidelines.
The supplier quality management system includes compliance with strict requirements such as:
•Food safety and quality policies, including a food safety system based on Hazard Analysis Critical Control Point (“HACCP”), an internationally recognized method of identifying and managing food safety risk addressed through the analysis and control of biological, chemical and physical hazards from raw material production, procurement, handling, manufacturing and distribution to help prevent contamination and food-borne illnesses
•Crisis management
•Contingency plans
•Facility security and food defense, including efforts to ensure defense against acts of intentional food adulteration or tampering
•Good manufacturing practices
•Material handling, storage and transport
•Testing

•Traceability
•Food fraud prevention, including efforts to ensure prevention of fraudulent and intentional substitution, dilution, addition or misrepresentation of food, food ingredients or food packaging or labeling made for economic gain that could adversely impact consumer health
•Product quality, including product and raw material specification, sensory attributes, process validation and capability
•Verification and continuous improvement, including management of customer complaints
Due to our supply chain management described above, we believe our products have a competitive advantage because they have many unique attributes that make them appealing to our customers. For instance, our Chicken McNuggets are made of 100% white meat; our frying oil in almost all our markets is 100% free of trans fatty acids; the dairy mix for our sundaes and the McFlurry is produced from best quality ingredients and undergoes heat treatment processes to provide best-in-class quality and safest products; our vegetables are harvested in fields with good agricultural practices and are washed and sanitized to improve food safety standards at the farm level, and our beef patties are made with 100% pure beef and do not contain additives or preservatives.
Pursuant to the MFAs, we purchase core products and services, such as beef, chicken, pork, buns, potatoes, produce, sauces, cheese and dairy mixes, from approved suppliers and distributors who meet the above mentioned requirements. If McDonald’s were to determine that any product or service offered by an approved supplier is not in compliance with its standards, it may terminate the supplier’s approved status. Beyond the purchase of core products and services, we have no restrictions on which suppliers or distributors we may use. We have largely continued the supply relationships that McDonald’s had established prior to the Acquisition, and we developed relationships with new suppliers in accordance with McDonald’s product and supplier requirements, including the following: Supplier Quality Management System (SQMS), Social Workplace Accountability (SWA), Distributor Quality Management Program (DQMP), Animal Health and Welfare (AH&W) and Packaging Quality Management Systems (PQMS), among others.
Since the process to become an approved supplier is lengthy, costly and requires proof of compliance with McDonald’s high quality standards, we have found that oral agreements with our approved suppliers generally are sufficient to ensure a reliable supply of quality food products, and we have developed long-term relationships with most of our suppliers. In addition, we enter into written agreements with most of our suppliers regarding the cost of such goods, which can be based on pricing protocols, formula costing, benchmarking or open bidding processes, as appropriate. Our 38 largest suppliers account for approximately 75% of our supplies, and no single supplier or group of related suppliers account for more than 15% of our total food and paper costs. Among our main suppliers are Marfrig Global Foods SA, McCain Foods Limited, Coca Cola Company, HAVI Group L.P., Bimbo S.A. de C.V., Axionlog B.V., Reyes Holdings L.L.C., Savencia Fromage & Dairy, American Beef S.A., Tyson Foods, BRF S.A., Schreiber Foods Inc., Frima S.A., Kerry Group plc., J.R. Simplot Company, Golden State Foods, J F C & Natural Salads Distribuidora de Produtos Hortifrutigranjeiros Ltda, Lactalis Group, Bunge Limited, BO Packaging S.A., Panifresh S.A., Griffith Foods Worldwide Inc, Lacteos de Poblet S.A, Brasilgrafica S.A., IBD Foods, LLC., Fortunato Mangravita S.A, 2 F Alimentos LTDA, Interbake Chile S.A, AB Brasil Industria e Comércio de Alimentos Ltda., Granja Tres Arroyos S.A., Terbium Industrial S.A, Bemis Company Inc., Impresora Delta S.A., Central de Empaques S.A., Interpack S.A., Frigorifico del Oriente S.A, Coopemontecillos R.L. and Empresas Carozzi S.A.
Our integrated supply chain management optimizes value as we work with suppliers to develop pricing protocols, inventory management, planning and product quality. As of December 31, 2022, approximately 21.4% of the food and paper products used in our restaurants were exposed to fluctuations in foreign exchange rates. This percentage varies among the Territories; for example, 41.7% of the products consumed in Mexico are exposed to fluctuations in foreign exchange rates, while 14.9% and 57.9% of the products consumed in Brazil and Colombia, respectively, are exposed. This includes the toys distributed to our restaurants, which are imported from China. Certain supplies, such as beef, dairy and produce, must often be locally sourced in 2022 due to restrictions on their importation. Although we maintain contingency plans to back up restaurant supplies, fluctuations in exchange rates coupled with the MFAs’ requirement to purchase certain core supplies from approved suppliers, may mean that we are unable to quickly find alternate or additional supplies in the event a vendor is unable to meet our orders. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—From time to time, we depend on oral agreements with third-party suppliers and distributors for the provision of products and services that are necessary for our operations.” The suppliers deliver almost all of their products to distribution centers that are responsible for transportation, warehousing, financial administration, demand and inventory planning and customer service. The distribution centers interact directly with our Company-operated and franchised restaurants.

Until March 16, 2011, we owned and operated some of the distribution centers in the Territories, which operations and related properties we refer to as Axionlog (formerly known as Axis). See “—A. History and Development of the Company—Important Events—The Axionlog Split-off.” In 2011, we entered into a master commercial agreement with Axionlog on arm’s-length terms pursuant to which Axionlog provides us with distribution inventory, storage (dry, frozen and chilled) and transportation services in Argentina, Chile, Colombia, Mexico, Uruguay, Peru, Venezuela and Ecuador. During 2021, Axionlog began providing logistics and transportation services in Martinique, French Guiana Guadeloupe, Aruba and Curaçao. In late 2022, Axionlog services were also added to Saint Thomas and Saint Croix. For additional information about our transactions with Axionlog, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—The Axionlog Split-off.”
Supply Chain Management and Quality Assurance
All menu products sold meet McDonald’s and Arcos Dorados’ specifications, including new products and promotions (except branded products, such as McFlurry toppings, condiments, or Coca Cola Beverages, which follow standards specified by their brands and approved by McDonald´s).
We work with our suppliers to implement and maintain strict food safety and quality standards through embedded supplier policies and procedures. These procedures are reinforced through continuous training for our suppliers, farmers, slaughterhouses, distribution centers and restaurants. To verify their compliance with our strict food safety and quality standards, we conduct annual independent, third-party food safety audits. Where improvement areas are identified with a supplier, we require corrective action plans that are based on root cause analysis.
We have audits in place to verify that produce growers follow good agricultural practices (Food safety standards) and preventive measures, so as to guard against potential sources of contamination and cross-contamination from seed to serving. All raw materials suppliers of beef, chicken, pork and eggs need to comply strict food safety standards and undergo Animal Health and Welfare, bovine spongiform encephalopathy disease (beef suppliers), Good Manufacturing Practices (“GMP”), traceability and HACCP social workplace accountability audits.
McDonald’s animal health and welfare standards are defined for each species and verified through recurring independent audits of approved slaughterhouses. Where these audits find non-compliance, we work with the supplier to enhance their practices and implement robust and sustainable corrective action plans.
At the processing stage, we implement a supplier quality management system, as described above, that encourages continuous improvement in each supplier. The supplier quality management system is measured, scored and audited on a regular basis to guarantee continuity and improvement. These audits are conducted by third party audit firms approved by McDonald’s.
Since 2017, we complemented our audit process with the implementation of unannounced GMP Good Manufacturing Practices audits at the facilities of high-risk suppliers (categorized as Category 1 suppliers) and Core suppliers. We also measure compliance through internal visits of the quality staff to the facilities. To support the suppliers, we provide seminars, online and in-person training and regularly updated materials on topics such as standards calibration, product sensory evaluation and best practices.
The Social Workplace Accountability (SWA) program, for instance, promotes a set of global standards for suppliers in the McDonald’s supply chain and helps to assess topics related to human rights, business integrity, workplace environment, management systems and grievance mechanisms. The SWA program enables us to mitigate risks to our brand, preserve the integrity of our supply chain and contribute to the consistent delivery of high quality and safe products without interruption, while also providing our suppliers with helpful tools to understand our expectations regarding ethical and safe treatment of individuals. Moreover, the SWA program verifies our suppliers’ compliance with our expectations and standards by, among others, requiring suppliers to agree to adhere to the McDonald’s supplier code of conduct, complete an annual self-assessment questionnaire, cooperate with third-party onsite audits and carry out any corrective and preventative action plans for any non-compliance identified.

As members of the Global Food Safety Initiative (“GFSI”), we encourage our suppliers to adopt any scheme under the umbrella of GFSI that are recognized globally. To monitor product quality performance in core products we have a Sensory program defined by McDonald´s where we evaluate the sensory attributes of our core products (appearance, texture and flavor). At the distribution stage, we deployed the McDonald’s Distribution Quality Management Program, which includes, among others, management commitments, personal hygiene practices, material handling, a shelf-life management system, crisis management, facility security, food safety systems, foreign material control, cold chain management, record keeping, continuous improvement, customer service, a sophisticated stock recovery and traceability program, a quality inspection program upon receiving and unloading food items, contingency planning and regulatory compliance.
Additionally, beginning in 2017 we introduced a restaurant food safety audit program, which is an annual unannounced audit of our restaurants run by a third-party audit firm approved by McDonald’s.
We participate in the restaurant operations improvement process designed by McDonald’s, under which Company-operated and franchised restaurants are visited at least eight times in any 12-month cycle to identify system opportunities to continuously improve our operations and guest experience. Visits are conducted by our operation consultants, who assess restaurants based on food quality, food safety, service and cleanliness, among others. Vendors must also establish measures to prevent intentional or unintentional harm to people, products and processes, as well as associated losses. We expect our vendors to be able to demonstrate, among others, facility security and food defense plans based on recognized and valid methodologies, ensure that only authorized persons have access to their facilities, maintain protocols to report any breaches or suspected breaches of security with plans for investigation and corrective actions and perform risk analysis on ingredients and raw materials to ensure compliance with food safety and quality requirements.
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
Our Guests
We aim to provide our guests with safe, fresh and great-tasting food at a good value and a favorable dining experience in the family friendly environment demanded by our target demographic of young adults and families with children. Based on data from the United Nations Economic Commission for Latin America and the Caribbean, the Territories represented a market of approximately 660 million people in 2022—equivalent to the combined population of the United States, Germany, France and the United Kingdom—of which approximately 23.1% are under 14 years old and 39.2% are under 25 years old. As a business focused on young adults in the 14 to 35 age range and families with children, our operations have benefited, and we expect to continue to benefit, from our Territories’ population size, age profile when compared to more developed markets and improving socio-economic conditions.
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
Despite ongoing risks generally associated with international business operations, the confluence of favorable factors throughout many of the Territories, including growth in our target demographic markets, offer an opportunity of profitable growth and the ability to serve an ever-increasing number of guests.

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
The creation of the Observatory of Prices and Availability of Inputs, Goods and Services Act created a technical agency under the Secretary of Commerce (the Observatory of Prices and Availability of Inputs, Goods and Services) to control and systematize prices. The current Argentine administration, which took office in December 2019, has enforced the aforementioned regulations and therefore set maximum price levels for some goods and services, which have been implemented by the secretary of commerce. For instance, the Secretary of Commerce implemented a maximum price agreement with some fast moving consumer goods (FMCG) companies, wholesalers and retailers (mainly supermarkets) that will be in force from November 2022 and June 2023. Such regulations might impact our business and results of operations in the future.
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
The Fair Price Act also empowers the National Agency for the Defense of Socio-economic Rights to implement provisions and regulations on “fair pricing” and to oversee and audit businesses in Venezuela. Breaches of the Fair Price Act can result in criminal charges against merchants or business people. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Results of Operations and Financial Condition—Price controls and other similar regulations in certain countries have affected, and may in the future affect, our results of operations.” Although we managed to navigate the negative impact of the price controls on our operations from 2013 through 2022, the existence of such laws and regulations continues to present a risk to our business. We continue to closely monitor developments in this dynamic environment.

We are also subject to labor laws applicable in the countries in which we operate. During 2022, Venezuela implemented one minimum wage increase in the minimum wage. In addition, in Argentina, certain proposed bills have attempted to implement overtime payments for weekends and mandatory employee profit-sharing, although none of those have been enacted by Congress. The adoption of new or more stringent labor laws or regulations could result in a material liability to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—Labor shortages or increased labor costs could harm our results of operations.”
We are also subject to increasing consumer regulation. For instance, in Peru, draft bill No. 3657/2022-CR was introduced to the Peruvian congress in November 2022, which provides that monies derived from sanctions imposed by the regulatory authority for consumer rights violations in Peru will be partially assigned to consumers who filed the respective claims. Enactment of this regulation may result in a significant increase in the number of consumer claims filed with the regulatory authority and could impact our costs and financial condition.
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
Environmental Issues
To the best of our knowledge, there are currently no international, federal, state or local environmental laws, rules or regulations that we expect will materially affect our results of operations or our position with respect to our competitors. However, we can provide no assurance of the effect that any possible future environmental laws will have on our operating results. There are several countries and cities with regulations either already being enforced or in the legislative process. However, those laws have not had a material effect on our operations thus far. In the city of Sao Paulo, single-use plastic is banned. In Chile and in Mexico City, single-use plastic is also banned. In our French Caribbean territories, the Circular Economy Law presents certain challenges that will potentially require structural investments and could potentially have an impact on our business results due to the inherent specifications of the law and its applicability in the quick service industry.
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
Social Initiatives and Charitable Activities
The well-being of the communities where we operate is of considerable importance to us and we are engaged in a wide range of programs focused on positively impacting those communities. In addition to the support we give to Ronald McDonald House Charities, both currently and historically, we continue expanding our reach to the areas of Youth Opportunity and Sustainable Development and further strengthened our efforts in these areas in 2022, across the entire company, to reinforce our position as a socially responsible company.
Our social initiatives and charitable activities are embedded into our Recipe for the Future platform, which consolidates our social and environmental impact strategy and has six key pillars: youth opportunity, climate change, circular economy, sustainable sourcing, commitment to families and diversity & inclusion. The goal of Recipe for the Future is to align our efforts and follow a uniform agenda to fulfill the pillars of our impact strategy.

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
We increased our focus on Youth Opportunity because it has been one of the most significant problems facing Latin American countries in recent years. According to the Inter-American Development Bank (IDB), 40% of the working-age population in the region is young, between the ages of 15 and 29 years old. The unemployment rate of this particular age bracket is 20%, more than double the unemployment level of the general population and more than three times that of adults. Informality in the youth job sector in our region is among the largest in the world, reaching more than 60% according to the International Labour Organization, and we play a significant role in helping to address this issue.
In conjunction with our Latin American branch of Hamburger University, we created the training platform McCampus Comunidad, which was designed as an Arcos Dorados and McDonald’s employee training system, but has been opened to the general public, particularly to young people seeking formal job opportunities. McCampus Comunidad offers 14 free, online soft skills courses, related to leadership, digital capabilities, IT and customer services, all of which offer an official, formal certificate issued by the Hamburger University. As of December 31, 2022, over 69,000 young people had enrolled and received at least one diploma from the program.
We have also continued to strengthen our partnerships with other organizations that focus on soft skills training, such as Aldeas SOS, Instituto Ayrton Senna (Brazil), Fundación Sí (Argentina), Liceo Impulso (Uruguay), Mi Sangre (Colombia), and Junior Achievement, among others. In 2022, we donated over $7 million in connection with our solidarity days, Gran Día and McHappy Day. Those funds were transferred to non-governmental organizations that support the development of soft skills and the employability skills of young people across the region and to support the local chapters of Ronald McDonald House Charities.
In Puerto Rico, we’ve signed a collaboration agreement with JJ Barea Foundation, a nongovernmental organization that focuses on the empowerment of at-risk young people through sports and also develops specific support programs that monitor their progress.
In Argentina, the Fundación Sí builds and operates student houses for low-income young people that don’t have access to universities in their local communities. Through our alliance with them, more than 822 students were able to continue with their studies.
Instituto Ayrton Senna in Brazil is a renowned non-governmental organizations (“NGOs”) working to improve education at all levels. Our strong partnership allowed Arcos Dorados to reach more than 32,000 young students in their last year of public education, through the program called “socio-emotional conversations.”
In Argentina, Mexico, Panama and Costa Rica, we have an alliance with Junior Achievement. Through Junior Achievement’s different programs, young adults learn soft skills and gain an understanding of the process required to create their own enterprise. They also participate in a typical working day side-by-side with a professional volunteer. Along with Junior Achievement, we developed a volunteer program in which our staff can mentor the participants in different areas, such as helping them explore ways to create their own companies and leading conversations about creating new paths and possibilities for their future. Through this alliance, in 2022, we reached more than 29,000 young adults with opportunities to develop new technical and soft skills that will help them build a bridge between school and their future work.

We implemented passport to success explorer (“PTS Explorer”) in Mexico, in alliance with International Youth Foundation and McDonald’s Corporation. This program helps young adults develop soft and social skills, competencies for leadership and team work, among other skills. In Mexico, this program is implemented at the most important public high schools of the National College of Technical Professional Education system (Colegio Nacional de Educación Profesional Técnica or “CONALEP”) in 30 states. Through Fundación Apoyo a la Juventud, PTS Explorer is linked to the academic curriculum of the 12th grade in CONALEP. During 2022, we reached more than 7,500 young adults in both countries.
Community
In 2022, we executed our yearly Gran Día and McHappy Day campaigns, which seek to broaden our social impact. Through these campaigns, funds raised through the sale of Big Macs were donated to local organizations supporting youth employment and the Ronald McDonald House Charities. We raised more than $7 million in 2022.
Besides the Ronald McDonald Houses, in 2022, we collaborated with more than 40 NGOs, including Aldeas Infantiles SOS in Peru, Mexico, Panama, Costa Rica and Colombia, Ayrton Senna Institute in Brazil, Fundación Sí in Argentina, Fundación Coanil in Chile, Fundación El Triangle in Ecuador, Liceo Impulso in Uruguay, Centro Man Na Obra in Aruba and Fonditut in Curaçao as well as the various Junior Achievement local chapters.
We primarily contribute to the communities in which we operate through the Ronald McDonald House Charities, which is dedicated to creating, finding and supporting programs that directly improve the health and well-being of children by providing “a home away from home” to children undergoing medical treatment in hospitals and their families. As of December 31, 2022, there were 67 Ronald McDonald House Charities programs in Latin America and the Caribbean, including 30 Ronald McDonald Houses, 35 Ronald McDonald Family Rooms and 2 Ronald McDonald Mobile Care units, which were built to deliver pediatric care services to remote locations. We are really proud to contribute to this cause through our solidarity day “Gran Día” in every country in which both Ronald McDonald House Charities and Arcos Dorados operate.
To continue supporting our community, we developed a program called “Espacio Azul” (or “Blue Space”) in Argentina, Uruguay, Chile, Colombia, Ecuador and Puerto Rico with the objective of giving customers with autism spectrum disorder and their families, the opportunity to enjoy the McDonald’s experience. The “Blue Space” program, in collaboration with third-party experts, creates specific, inclusive areas in our restaurants to offer comfortable spaces for those with autism spectrum disorder. Among the updates we have made to our designated areas for the Blue Space program are: reducing the intensity of our lights, lowering the music volume and offering a specific menu with pictograms. Additionally, we have provided training for our staff to raise awareness about autism spectrum disorder and highlight best guest service practices to ensure an inclusive and respectful environment and customer experience at our restaurants. The program has been gaining traction and visibility and we are currently expanding the program to other countries. For us, inclusion is extremely relevant both because of our employees and our customers.
Diversity and Inclusion
Diversity, equity and inclusion is a priority for Arcos Dorados, as we understand that a culture of inclusion and appreciation for all employees, creates a stronger and more effective workforce.
In January 2018, Arcos Dorados formed a Diversity and Inclusion Committee aimed at promoting and fostering an inclusive culture in which gender, race, culture, sexual orientation or gender identity, religion, class or political belief, is valued and viewed as a competitive advantage and allows the company to consider and include new perspectives and backgrounds. Since 2018, the committee has worked toward improving employees’ sense of belonging in the workplace and building a more connected workforce, as we believe this creates an environment where employees work more efficiently and effectively. Since 2021, we have tripled the presence of women in our management board and promoted more women than ever to managerial positions, we published a new code of conduct for the respectful interaction with the LGBTQI+ community, we established Blue Spaces for guests. We believe our diversity and inclusion practices have generated improvements in business results, innovation, and decision-making, among others.
In 2022, the Committee focused on five specific areas:
•Women’s Network: centered in issues of gender equality and providing women with all necessary tools for reaching their highest potential. The Women´s Network is formed by women at all levels of the company, from the crew at the restaurant level to the executives at the level of the management board. The women’s network provides a platform to elevate ideas and opinions to help women reach their highest managerial levels within the company.

Our Women’s Network offer seminars, video gatherings, and talk shows using our corporate Hamburger University platform and works to liaise with management to convey the ideas and issues that affect women in the workplace. Arcos Dorados already employs a majority of women in its workforce, with 57% of its workforce comprised of women, and we are committed to increasing the participation of women in more senior roles and positions. In addition to our internal initiatives, in 2022 we increased the number women in leadership positions and the number of agreements and alliances signed with non-governmental organizations, international government bodies such as the United Nations and national governments in the region to guarantee equal opportunities to jobs and promotions.
•Gender Identity and Sexual Orientation Diversity (LGBTQI+): our committee helped form a network of employees from all professional levels and areas in the company to promote LGBTQI+ issues and foster a culture of respect, inclusion and professional growth, with zero tolerance for discrimination. In 2022 we published a new guide to educate all employees about LGBTQI+ issues and terminology. The guide has the objective of ensuring respectful interactions among all employees and fostering an inclusive and safe environment for members of the LGBTQI+ community.
•Intergenerational Diversity: our committee has focused on the creation of a less top-down hierarchical work environment, in accordance with the agile methodology, where collaborative learning and innovative culture are nurtured horizontally. The majority of our workforce is between the ages of 18 and 24 years old, and our goal is to achieve a better understanding among the different generations of employees and leverage the skills and insights of each of them. In 2022, we established a pilot program in our largest markets, where employees at different levels of the corporate structure work in another role within the corporate structure for one day. This pilot program was designed to help employees at different levels better understand the work demands and skills required as well as the issues, challenges and concerns faced by colleagues at different levels of the corporate structure.
•
•Health and Wellness: our committee is focused on initiatives to promote health and wellness and assisting employees who are feeling stressed, particularly as a result of the challenges of the COVID-19 pandemic. To that end, we have established a 24-hour medical consultation program via WhatsApp for employees in different markets, focused on providing mental and physical support, conducted a series of educational and training programs, as well as streamed video gym and exercise classes through our corporate Hamburger University network.
•People with Disabilities: Arcos Dorados helps lead the effort in Latin America to include people with disabilities in the workforce. We have agreements in different countries, such as Argentina and Brazil, with NGOs that specialize in recruiting and training individuals with disabilities. Additionally, in 2022 we launched the project Blue Spaces that focuses on providing certain accommodations and making certain restaurant design adaptations to establish more inclusive spaces within our restaurants and to be more welcoming to our guests on the autism spectrum, including by reducing excessive sound and visual stimulation, making available menus with pictograms and prioritizing their orders.
Nutrition and Well-Being
As part of our commitment to offering nutritious and high-quality products to our customers, we are dedicated to actively promoting a balanced lifestyle. This includes providing reliable, accessible information to promote informed nutritional decisions. We were the first restaurant chain in Latin America to provide full nutritional and calorie information about our menu on our websites in every country. All of our products’ nutritional information is on McDonald’s owned websites and mobile apps. With respect to Happy Meal menus, since 2019, we have had a nutritional calculator on our website to complement nutritional transparency with a personalized tool to enable our customers to make informed choices about their food options. We also publish our complete list of ingredients for Happy Meal menus. In addition, in 2017, we developed our Receta del Futuro Platform, which focuses, among other goals, on offering balanced meals that meet certain criteria regarding saturated fat, added sugar and sodium content. We also proactively updated our Happy Meal menus in all of our markets between 2018 and 2019 by including more fruits and vegetables and reducing fat, sodium and added sugars. Since then, it contains less than 600 calories in total and is comprised of the four basic food groups (fruits and vegetables, whole grains, lean proteins and dairy products), offering enhanced nutritional value for children.
We eliminated artificial colors and flavors from our Core Menu items and Happy Meal bundle offerings in most of the regions in which we operate. We are expanding this initiative and beginning to apply it to other items on our menu. Despite the changes to our menu, we aim to preserve our high quality standards, including the use of 100% beef for our hamburgers and quality potatoes for our McFries.

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
From a safety and quality perspective, we only use products that have passed strict quality and food safety controls throughout the production chain, inside our restaurants and up to the moment they are served to our customers. These products are sourced from our approved supplier network for all McDonald’s restaurants. We believe we developed and continue to have one of the highest food safety standards in the industry, closely monitoring and enforcing adherence to those standards. All of our restaurants are audited on a yearly basis by a third-party entity. In order to ensure the quality and safety of our products, we have also implemented a supplier audit program, as described above, held by an independent audit firm, which includes Supplier Workplace Accountability (SWA), Supplier Quality Management System (SQMS) and Packaging Supplier Quality Management System Paper (PQMS).
As part of our commitment to safeguarding the well-being of Arcos Dorados employees, guests and third-party operators, we continue to reinforce our product and service safety program called McProtegidos, or McSafe, which establishes a guide that combines strict hygiene, cleanliness and sanitation protocols that characterized our brand throughout the COVID-19 pandemic. In addition to reinforcing existing safety measures, such as requiring that our employees wash their hands at least every half hour and sanitize their hands every fifteen minutes, we implemented the use of personal protective equipment, such as masks. Furthermore, hand sanitizer is made available at the entrance of our restaurants and other locations throughout the restaurants. We also encourage our customers to use contactless payment methods, such as credit cards. Additionally, we use double bags and triple sealing to ensure isolation of food for McDelivery and sanitize bags that transport food supplies to our restaurants. Arcos Dorados will continue to follow and implement all recommendations from local health authorities.
In October 2022, the company resumed the Puertas Abiertas (“Open Doors”) programs in all of its restaurants, after it was temporarily halted due to the COVID-19 pandemic. This is Arcos Dorados’ flagship quality control program that proactively invites guest and key stakeholders to visit our kitchens and other parts of our behind-the-counter operations. This program promotes greater transparency and has hosted over 15 million customers across the region since its creation in 2015. During 2020 and 2021, due to the COVID-19 pandemic, the program was transformed into virtual tours with over 1 million customers virtually visiting our kitchens and verifying the implementation of the McProtegidos program, as well as our other food safety protocols.
Sustainable Development
As much as possible, Arcos Dorados seeks to carefully identify, control and minimize the environmental impact generated by its operation. Environmental management must permeate the entire supply chain, which is why we work with suppliers who have shared values, ensuring they comply with best practices, endorsed or recognized under international seals.
To implement these initiatives, we have developed strategic partnerships with prestigious organizations such as the World Wildlife Fund (“WWF”), the Nature Conservancy, the Rainforest Alliance and the Forest Stewardship Council (“FSC”), among others.
In 2022, Arcos Dorados joined the Earth Hour for the 14th consecutive year, a worldwide initiative of the WWF, to raise the global population’s awareness and participation in environmental conservation and climate change prevention. All our restaurants and offices turn their external lights off for 60 minutes on this day.
In order to achieve reductions in our environmental impact at the restaurant level, we are taking specific actions, such as advancing our transition to renewable energy sourcing. To that end, we have signed power purchase agreement (“PPAs”) in Brazil, Argentina and Colombia. The total renewable energy utilized in 2022 was 146,000,000 kilowatt-hours, which represents approximately 29% of the total energy utilized by Arcos Dorados in 2022 and is an increase from 4% in 2019.
Climate Change
We expect to publish the results of our scopes 1, 2 and 3 greenhouse gas emissions as of December 31, 2022 in our Social Impact and Sustainable Development Report, which is scheduled to be released in May 2023.

Arcos Dorados is aware of the impact its supply chain has on the sustainability of its business, and we see this as a priority for us. As a company, we are fully committed to the environment and to reducing the impact of our operation by means of our Recipe for the Future platform. For this reason, we actively work to identify, reduce and mitigate the social and environmental impacts, together with our suppliers, encouraging best practices in each stage of the supply chain. We participated in the Carbon Disclosure Program (“CDP”) Supply Chain Program as a member in 2022 for the sixth consecutive year. Arcos Dorados plays a leading role among the members of CDP Latin America, achieving the highest response rates from our suppliers in disclosing their environmental impacts through the CDP questionnaires. In 2022, Arcos Dorados achieved a 100% response rate from our suppliers, who were asked to respond to three questionnaires: climate change, forests and water security.
Our own 2022 CDP scores are as follows: for the Forest Program, B in cattle products, B- in soy products and B in timber products; B for the Climate Change Program; and C for the Water Security Program. We are satisfied with the progress made thus far. We know we still have a lot of work to do, but we believe that we are taking the necessary measures to achieve our goals.
As we continue working on the transition to a cleaner energy matrix, we expanded our renewable energy sourcing, particularly in Brazil and Argentina, and are actively exploring and leveraging the opportunities present in each market. In 2022, 29% of our total energy consumption came from renewable sources. Since 2019, we have almost tripled the renewables participation in our energy mix.
Packaging and Recycling
Our goal is to guarantee that 100% of our packaging comes from renewable, recycled or certified sources by 2025. Also, by 2025, we seek to offer waste sorting opportunities for our customers in our restaurants. We understand that recycling infrastructure, regulations and consumer behaviors vary city to city and country to country, but we are committed to be part of the solution and help influence powerful change.
As a result of the COVID-19 pandemic, the global packaging industry was affected and raw materials became more difficult to source, For that reason in 2022, we achieved 88% of compliance with our packaging sourcing commitment. We continue to display waste sorting bins in our restaurants and educate our consumers about the importance of properly sorting and recycling materials where and when possible.
On a yearly basis, we offer sustainability workshops in our restaurants and organize beach clean-up activities in several markets, such as Argentina, Chile, Ecuador, Uruguay and Puerto Rico. We plan to expand these opportunities within our communities.
Our strategy focuses on prioritizing certain processes: eliminating or minimizing the use of packaging through design innovation; recovering and recycling where possible; and aiming to close the loop by using more recycled materials, including recycled plastic, in our packaging and restaurants, which in turn helps to drive global demand for recycled materials. In 2021, we established a partnership with the Israeli company UBQ Materials to produce sustainable trays made out of organic materials to replace the plastic ones in Brazil and Uruguay. UBQ Materials has patented technology that converts household waste into climate positive, bio-based thermoplastic. All trays manufactured in Brazil are made with UBQ and we are gradually replacing the old plastic trays used in our restaurants. As of December 31, 2022, approximately 105,000 trays have been replaced with UBQ trays in our restaurants in Brazil and Uruguay.
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
As a result of these processes in 2020 and 2021, we removed approximately 2,000 tons of single-use plastic from our restaurants. However, due to the global shortage of paper, pulp and cardboard experienced during 2022, we had to temporarily increase our plastic utilization for the first time since 2018. As supply chain issues for paper, pulp and cardboard begins to stabilize, we are working to decrease the use of single-use plastic.
During this 4-year period, we have removed almost 40% of the total single-use plastic from our restaurants. We will continue to move forward in becoming part of the solution and making sure these plastic items never return to our restaurants. For example, to meet our commitment to remove plastics from Happy Meal toys by the end of 2025, in 2022, we implemented 17 weeks of sustainable toys in our Happy Meal campaigns. This represents around 20% of the toys distributed during the year.
In addition, through other partnerships such as our partnership with Tetrapack, we are manufacturing trash bins with recycled Tetrapack containers. On average, each trash bin is constructed with 50,000 Tetrapack containers that would have otherwise ended up in the landfills of Bogotá.
We are also working with Coca Cola to recycle plastic items. We have installed plastic recycling machines in some of our restaurants in Colombia so our customers, and anyone in the area, can deposit plastics into the machines and receive points for every item. After a certain number of points accumulated, we offer a free product as a token of our gratitude for helping us take care of the planet. In 2022, we collected more than 20,000 packaging units through this partnership.
When it comes to fiber materials, it is important to ensure that our fiber suppliers support deforestation-free supply chains. As an interim goal for 2025, we are focused on fiber-based packaging and committed to sourcing 100% of primary fiber-based guest packaging from chain-of-custody certified or third-party verified recycled sources, where no deforestation occurs. At the end of 2022, 100% of our fiber volume met this goal. With respect to facility-level certification, 100% of our suppliers are certified as either FSC or Programme for the Endorsement of Forest Certification (“PEFC”).
Reverse logistics is another component of our recycling program. We are leveraging our logistics providers to recover cardboard from our restaurants, which is then recycled and reused to generate new packaging. The solution is being tested in several markets. In 2022, we recovered more than 100 tons of cardboard in Colombia as well as 91 tons in Mexico and 75 tons in Ecuador, which were reused in our value chain, providing us with opportunities to recycle and reduce waste. We aim to continue increasing the number of collected cardboard tons in the coming years.
We also use reverse logistics for our used oil recycling program. We recycle used cooking oil in all our restaurants, which is then reused according to local regulations. For instance, in 2022, more than 2,969,00 litters of used cooking oil were recycled for further use, including as biodiesel.
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
Over the last decade, Arcos Dorados has partnered with coffee suppliers to help advance coffee sustainability. We source coffee from suppliers that meet internationally certified sustainability standards. By the end of 2022, all of our coffee suppliers reached our approved sustainable source certifications. More than 96% of all the coffee served in our restaurants located in Argentina, Brazil, Chile, Uruguay, Costa Rica, Mexico, Colombia and Ecuador is now Rainforest Alliance certified. Moreover, 100% of the total coffee served in our restaurants is certified, as we also receive certifications from other internationally certified sustainability standards.
Our fish is certified by the Marine Stewardship Council that helps to identify ways to protect long term fish production and improve the marine ecosystem. Our suppliers are responsible for maintaining sustainably raised fish stocks, minimizing the impact of fishing and conserving the environment.
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
In 2022, we achieved the following deforestation-free beef policy compliance ratios: for Brazil, 99.94% of the beef purchased from direct suppliers complies with the deforestation policy; and for Argentina, 99.81% of the beef purchased from direct suppliers complies with the deforestation policy.
In addition, we lead roundtables in Brazil and Argentina to identify livestock production solutions to reduce the impact of beef production and help make this process more environmentally sound, socially responsible and economically viable. We strive to use our positions in certain organizations, like the Brazilian Roundtable for Sustainable Beef (“GTPS”- Grupo de Trabalho de Pecuaria Sustentavel) in Brazil and the Argentine Roundtable For Sustainable Beef (MACS), to help promote sustainable livestock and lead cross-cutting and technical discussions focused on topics such as the review of the Sustainable Livestock Indicators Guide within the scope of the GTPS in Brazil and the creation of sustainable beef indicators for Argentina. Both organizations were part of Global Roundtable for Sustainable Beef (“GRSB”) and consist of representatives from different segments of the beef supply chain. We believe that we must support all stakeholders in the supply chain to achieve transformational change.
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
In 2022, Arcos Dorados reported to Mercy for Animals that, as a consequence of COVID-19, our egg consumption in Latin America decreased by 23%. As we continue moving forward, we are evaluating local options to transition to cage-free eggs in several markets. Availability of suppliers who can scale up cage-free eggs has been a challenge. In addition, certain markets, as the ones located in the Caribbean, may find difficulties in sourcing local or imported cage-free eggs.

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

In 2022, Arcos Dorados decided to implement as many initiatives as possible for new stores openings and remodels. There is a mandatory set of initiatives and there are others which are considered optional. Given this decision to expand the program, some restaurants received more than the mandatory set of updates, therefore, we have overachieved the deployment at a rate of 109% for new restaurants and 114% for remodeled restaurants. As a result, restaurants are being designed and built to maximize energy efficiency and lower water usage by including low-consumption equipment, climate-efficient architecture and systems for reusable water, while at the same time, improving accessibility for our guests and employees. We also continue to work to improve processes, such as implementing responsible use and recycling of natural resources, promoting waste sorting and separation and encouraging the use of efficient air conditioning systems.
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
The following chart shows our corporate structure as of December 31, 2022.

Los Laureles Ltd.
(1)
37.99% economic
75.39% voting
Public Shareholders
62.01% economic
24.61% voting
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

D.    Property, Plants and Equipment
Property Operations
Our long-standing presence in Latin America and the Caribbean has allowed us to build a significant property portfolio with hard-to-replicate locations in key markets across the region that enhance our customers’ experience and ultimately support our brand and market position. As of December 31, 2022, we owned the land for 489 of our 2,312 restaurants (totaling approximately 1.1 million square meters). We owned the buildings for all but 7 of our stand-alone restaurants, all of which are under developmental licenses, whereby the licensees own or lease the land on and buildings in which the restaurants are located. We lease the remaining real estate property where we operate. Accordingly, we are able to charge rent on the real estate that we own and lease to our sub-franchisees. The rental payments generally are based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. When we lease land, we match the term of our sublease to the term of the franchise. We may charge a higher rent to sub-franchisees than that which we pay on our leases, therefore deriving additional rental income.
The selection, construction and maintenance of restaurant locations and other related real estate assets, which is a key element of our performance, is determined based on an evaluation of expected returns on investment and the most efficient allocation of our capital expenditures. In addition to our restaurant properties, we have properties for corporate offices in Brazil and Argentina, an industrial center called Food Town in São Paulo, Brazil (where our logistics operator is located), and training centers in São Paulo, Brazil and Buenos Aires, Argentina. Additionally, we have rented regional offices in Montevideo, Uruguay, Mexico City, Mexico and Bogotá, Colombia.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.    Operating Results
The following discussion of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

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
Effective October 1, 2021, the Company made certain changes in its internal management structure in order to gain operational agility. As a result, the Company reorganized its operation from four geographic divisions to three geographic divisions, as follows: (i) Brazil; (ii) NOLAD, which now consists of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana and the U.S. Virgin Islands of St. Croix and St. Thomas; and (iii) SLAD, which now consists of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao. In accordance with ASC 280 Segment Reporting, the Company began providing information with the revised structure of geographic divisions in the annual period ended December 31, 2021 and has restated its comparative segment information as of and for the year ended December 31, 2020 based on the structure prevailing since October 1, 2021.
As of December 31, 2022, 46.9% of our restaurants were located in Brazil, 27.6% in NOLAD and 25.5% in SLAD. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

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
Principal Income Statement Line Items
Revenues
We generate revenues primarily from two sources: sales by Company-operated restaurants and revenue from franchised restaurants, which primarily consists of rental income, typically based on the greater of a flat fee or a percentage of sales reported by our franchised restaurants. This rent, along with occupancy and operating rights, is stipulated in our franchise agreements. These agreements typically have a 20-year term but may be shorter if necessary to mirror the term of the real estate lease. In 2022, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.5% and 4.5% of our total revenues, respectively. In 2021 and 2020, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.6% and 4.4% and 95.5% and 4.5% of our total revenues, respectively.
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
•     occupancy and other operating expenses, which represent all other direct costs of our Company-operated restaurants, including advertising and promotional expenses, the costs of outside rent, which are generally tied to sales and therefore increase as we increase our sales, outside services, such as delivery fee, security and cash collection, building and leasehold improvement depreciation, depreciation on equipment, repairs and maintenance, insurance, restaurant operating supplies and utilities; and
•     royalty fees, representing the continuing franchise fees we pay to McDonald’s pursuant to the MFAs, which are determined as a percentage of gross product sales.
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

Other operating income (expenses), net, include gains and losses on asset acquisitions and dispositions, gains related to sales of restaurant businesses, write-offs of property and equipment, insurance recovery, impairment charges, rental income and depreciation expenses of excess properties, accrual for contingencies, write-offs of inventory, recovery of taxes, results from equity method investments and other miscellaneous items.
Other Line Items
Net interest expense and other financing results primarily includes interest expense on our short-term and long-term debt, interest income and other financial results.
Loss from derivative instruments relates to the results of derivatives that are not designated for hedge accounting.
Foreign currency exchange results relate to the impact of remeasuring monetary assets and liabilities denominated in currencies other than our functional currencies. See “—Foreign Currency Translation.”
Other non-operating (expenses) income, net, primarily include certain results related to tax credits, asset taxes that we are required to pay in certain countries and other non-operating charges.
Income tax expense includes both current and deferred income taxes. Current income taxes represent the amount accrued during the period to be paid to the tax authorities while deferred income taxes represent the earnings impact of the change in deferred tax assets and liabilities that are recognized in our balance sheet for future income tax consequences.
Net income attributable to non-controlling interests relates to the participation of non-controlling interests in the net income of certain subsidiaries that collectively owned 16 restaurants at December 31, 2022 (15 restaurants at December 31, 2021).
Impact of Inflation and Changing Prices
Some of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. In general, we believe that, over time, we have demonstrated the ability to manage inflationary environments effectively. During 2022 and 2021, our revenues were favorably impacted by our pricing strategy in many of these inflationary environments, as we were able to increase average check to keep pace with inflation.
The Venezuelan market is also subject to price controls, which limit our ability to increase prices to offset the impact of continuing high inflation on our operating costs. Although we managed to navigate the negative impact of the price controls on our operations from 2013 through 2022, the existence of such laws and regulations continues to present a risk to our business. We continue to closely monitor developments in this dynamic environment.
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
Systemwide data
Systemwide data represents measures for both Company-operated and franchised restaurants. While sales by sub-franchisees are not recorded as revenues by us, management believes the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised restaurant revenues and are indicative of the financial health of our franchisee base. Systemwide results are driven primarily by our Company-operated restaurants, as 70.6% of our systemwide restaurants are Company-operated as of December 31, 2022.
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
Under U.S. GAAP, an economy is considered to be highly inflationary when its three-year cumulative rate of inflation meets or exceeds 100%. Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, were considered to be highly inflationary, and as such, the financial statements of each of these subsidiaries are remeasured as if its functional currency was the reporting currency of the relevant subsidiary’s immediate parent company (U.S. dollars for Venezuelan operations and Brazilian reais for Argentine operations from July 2018 to June 2020 and U.S. dollars since July 2020, as a result of a change in the subsidiary’s immediate parent company). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment component of “Accumulated other comprehensive income” within shareholders’ equity. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls” for information regarding exchange rates for the Argentine currency.
The Company’s Venezuelan operations, continue to be impacted by the country’s macroeconomic volatility, including the ongoing highly inflationary environment. Additionally, the operations could be further affected by more stringent controls on foreign currency exchange, pricing, payments, profits or imports, the continued migration or the high level of unemployment. Moreover, currency restrictions have been in place for several years under different currency exchange regulations. Although during 2019, the Central Bank of Venezuela loosened those restrictions by permitting financial institution to participate as intermediaries in foreign currency operations, the Company’s ability to immediately access cash through repatriations continues to be limited. As of December 31, 2022, Venezuela’s non-monetary assets were $11.2 (mainly fixed assets). The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.
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
Accounting for Taxes
We record a valuation allowance to reduce the carrying value of deferred tax assets if it is more likely than not that some portion or all of our deferred assets will not be realized. Our valuation allowance as of December 31, 2022, 2021 and 2020 amounted to $201.4 million, $186.2 million and $235.2 million, respectively. We have considered future taxable income and ongoing prudent and feasible tax strategies in assessing the need for the valuation allowance. This assessment is carried out on the basis of internal projections, which are updated to reflect our most recent operating trends, such as the expiration date for tax loss carryforwards. Because of the imprecision inherent in any forward-looking data, the further into the future our estimates project, the less objectively verifiable they become. Therefore, we apply judgment to define the period of time to include projected future income to support the future realization of the tax benefit of an existing deductible temporary difference or carryforward and whether there is sufficient evidence to support the projections at a more-likely-than-not level for this period of time. Determining whether a valuation allowance for deferred tax assets is necessary often requires an extensive analysis of positive (e.g., a history of accurately projecting income) and negative evidence (e.g., historic operating losses) regarding realization of the deferred tax assets and inherent in that, an assessment of the likelihood of sufficient future taxable income. In 2022, we recognized net loss amounting to $57.7 million as compared to net gain amounting to $36.6 million in 2021 and net loss of $46.2 million in 2020. If these estimates and assumptions change in the future, we may be required to adjust the valuation allowance. This could result in a charge to, or an increase in, income in the period this determination is made.

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
As of December 31, 2022, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $211 million, related to assessments for the fiscal years 2009 to 2017. No formal claim has been made for fiscal years within the statute of limitation by tax authorities in any of the mentioned matters; however, those years are still subject to audit and claims may be asserted in the future.
In addition, there are certain matters related to the interpretation of other tax, customs, labor and civil laws for which there is a reasonable possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 in a range of $430 million and $469 million. In accordance with ASC 405-20-50-6, unasserted claims or assessments that do not meet the conditions mentioned have not been included.
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

Key Business Measures
The following tables present sales, sales growth, sales growth on a constant currency basis, comparable sales growth and average restaurant sales increases/(decreases):

	Sales			Sales growth		Sales growth in constant currency		Comparable sales growth(1)
	For the Years Ended December 31,			For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2022	2021	2020	2022(2)	2021(4)	2022(2)	2021(4)	2022(3)	2021(5)
	(in thousands of U.S. dollars, except percentages)
Company-operated restaurants	3,457,491	2,543,907	1,894,618	35.9%	34.3%	45.7%	47.3%	43.4%	45.6%
Franchised restaurants(6)	1,270,243	938,243	740,044	35.4%	26.8%	38.6%	45.8%	33.3%	46.7%
Total restaurants	4,727,734	3,482,150	2,634,662	35.8%	32.2%	43.8	46.9%	40.7%	45.9%

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
(2)    In nominal terms, sales increased during 2022 due to comparable sales growth of 40.7%, as a result of the recovery in traffic in all divisions, due to the increase in mobility and the reduction of restrictions to our operations related to the COVID-19 pandemic and the increase in average check. This was partially offset by the negative impact of the depreciation of currencies, mainly in Argentina and Chile. We had 1,633 Company-operated restaurants and 679 franchised restaurants as of December 31, 2022, compared to 1,579 Company-operated restaurants and 682 franchised restaurants as of December 31, 2021.
(3)    Our comparable sales increase on a systemwide basis in 2022 was driven by the increase in traffic in almost all markets, together with the increase of average check in all divisions.
(4)    In nominal terms, sales increased during 2021 due to comparable sales growth of 45.9%, as a result of the increase in average check and the recovery in traffic in all divisions, due to the increase in mobility and the reduction of restrictions to our operations related to the COVID-19 pandemic. We had 1,579 Company-operated restaurants and 682 franchised restaurants as of December 31, 2021, compared to 1,576 Company-operated restaurants and 660 franchised restaurants as of December 31, 2020.
(5)    Our comparable sales increase on a systemwide basis in 2021 was driven by the increase of average check in all markets other than Panama, together with the increase in traffic recovery in all divisions, which resulted mainly from lower operational restrictions at our restaurants related to the COVID-19 pandemic, and higher mobility.
(6)    Franchised restaurant sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily consist of rental income.

By division

	Sales			Sales growth		Sales growth in constant currency		Comparable sales growth
	For the Years Ended December 31,			For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2022	2021	2020	2022	2021	2022	2021	2022	2021
	(in thousands of U.S. dollars, except percentages)
Company-operated restaurants:
Brazil	$1,319,855	$921,821	$795,228	43.2%	15.9%	36.8%	21.5%	32.0%	19.2%
NOLAD	890,423	759,030	570,063	17.3%	33.1%	19.4%	31.9%	19.8%	30.5%
SLAD	1,247,213	863,056	529,327	44.5%	63.0%	78.4%	102.5%	76.2%	101.5%
Total Sales by Company-operated restaurants	3,457,491	2,543,907	1,894,618	35.9%	34.3%	45.7%	47.3%	43.4%	45.6%

Franchised-restaurants:(3)
Brazil	855,711	641,038	540,974	33.5%	18.5%	27.6%	24.3%	24.3%	22.1%
NOLAD	227,469	168,652	121,350	34.9%	39.0%	34%	34%	23.6%	45.6%
SLAD	187,063	128,553	77,720	45.5%	65.4%	99.3%	213.8%	92.2%	228.4%
Total sales by Franchised restaurants	1,270,243	938,243	740,044	35.4%	26.8%	38.6%	45.8%	33.3%	46.7%

Total restaurants:
Brazil	2,175,566	1,562,859	1,336,202	39.2%	17.0%	33.0%	22.6%	28.8%	20.4%
NOLAD	1,117,892	927,682	691,413	20.5%	34.2%	22.0%	32.3%	20.6%	33.2%
SLAD	1,434,276	991,609	607,047	44.6%	63.3%	81.1%	116.7%	78.3%	117.1%
Total sales by restaurants	4,727,734	3,482,150	2,634,662	35.8%	32.2%	43.8%	46.9%	40.7%	45.9%

	Sales			Number of restaurants			Average restaurant sales
	For the Years Ended December 31,			For the Years Ended December 31,			For the Years Ended December 31,
	2022	2021	2020	2022	2021	2020	2022(1)	2021(2)
	(in thousands of U.S. dollars, except for number of restaurants)
Company-operated restaurants	$3,457,491	$2,543,907	$1,894,618	1,633	1,579	1,576	$2,117	$1,611
Franchised restaurants(3)	1,270,243	938,243	740,044	679	682	660	1,871	1,376
Total restaurants	4,727,734	3,482,150	2,634,662	2,312	2,261	2,236	2,045	1,540

(1)    Our average restaurant sales (“ARS”) increased in 2022 due to higher traffic as a result of lower lockdowns and almost no capacity limits related to the COVID-19 pandemic in all divisions compared to 2021 and an average check growth mainly driven by Venezuela’s hyperinflation and high inflation in Argentina as well as growth above inflation in our main markets. This was partially offset by the negative impact of the depreciation of currencies, mainly in Argentina and Chile.
(2)    Our ARS increased in 2021 due to an increase in traffic as a result of lower lockdowns and more permissive measures regarding capacity due to the COVID-19 pandemic in all divisions compared to 2020 and an average check growth of 23.6% mainly driven by Venezuela’s hyperinflation and high inflation in Argentina. This was partially offset by the negative impact of the depreciation of currencies, mainly in Venezuela, Argentina and Brazil.
(3)    Franchised restaurant sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily derive from rental income.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021
Set forth below are our results of operations for the years ended December 31, 2022 and 2021.

	For the Years Ended December 31,		% Change
	2022	2021
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$3,457,491	$2,543,907	35.9%
Revenues from franchised restaurants	161,411	116,034	39.1%
Total revenues	3,618,902	2,659,941	36.1%
Company-operated restaurant expenses:
Food and paper	(1,227,293)	(899,077)	36.5%
Payroll and employee benefits	(668,764)	(482,608)	38.6%
Occupancy and other operating expenses	(967,690)	(772,169)	25.3%
Royalty fees	(194,522)	(131,401)	48.0%
Franchised restaurants – occupancy expenses	(68,028)	(50,627)	34.4%
General and administrative expenses	(239,263)	(210,909)	13.4%
Other operating income, net	11,080	26,369	(58.0)%
Total operating costs and expenses	(3,354,480)	(2,520,422)	33.1%
Operating income	264,422	139,519	89.5%
Net interest expense and other financing results	(43,750)	(49,546)	(11.7)%
Loss from derivative instruments	(10,490)	(5,183)	102.4%
Foreign currency exchange results	16,501	(9,189)	(279.6)%
Other non-operating (expenses) income, net	(287)	2,185	(113.1)%
Income before income taxes	226,396	77,786	191.0%
Income tax expense	(85,476)	(31,933)	167.7%
Net income	140,920	45,853	207.3%
Less: Net income attributable to non-controlling interests	(577)	(367)	57.2%
Net income attributable to Arcos Dorados Holdings Inc.	$140,343	$45,486	208.5%
Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2022 and 2021.

Systemwide Restaurants	For the Years Ended December 31,
	2022	2021
Systemwide restaurants at beginning of period	2,261	2,236
Restaurant openings	66	46
Restaurant closings	(15)	(21)
Systemwide restaurants at end of period	2,312	2,261

Company-Operated Restaurants	For the Years Ended December 31,
	2022	2021
Company-operated restaurants at beginning of period	1,579	1,576
Restaurant openings	47	32
Restaurant closings	(9)	(12)
Net conversions of franchised restaurants to Company-operated restaurants	16	(17)
Company-operated restaurants at end of period	1,633	1,579

Franchised Restaurants	For the Years Ended December 31,
	2022	2021
Franchised restaurants at beginning of period	682	660
Restaurant openings	19	14
Restaurant closings	(6)	(9)
Net conversions of franchised restaurants to Company-operated restaurants	(16)	17
Franchised restaurants at end of period	679	682

Revenues

	For the Years Ended December 31,		% Change
	2022	2021
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants
Brazil	$1,319,855	$921,821	43.2%
NOLAD	890,423	759,030	17.3%
SLAD	1,247,213	863,056	44.5%
Total	3,457,491	2,543,907	35.9%
Revenues from franchised restaurants
Brazil	109,250	80,960	34.9%
NOLAD	29,766	21,836	36.3%
SLAD	22,395	13,238	69.2%
Total	161,411	116,034	39.1%
Total revenues
Brazil	1,429,105	1,002,781	42.5%
NOLAD	920,189	780,866	17.8%
SLAD	1,269,608	876,294	44.9%
Total	3,618,902	2,659,941	36.1%

Sales by Company-operated Restaurants
Total sales by Company-operated restaurants increased by $913.6 million, or 35.9%, from $2,543.9 million in 2021 to $3,457.5 million in 2022. This growth was mainly driven by the increase in traffic in the Territories, as a result of higher mobility and less stringent capacity limits related to the COVID-19 pandemic compared to 2021, together with the increase in average check in all divisions, both of which led to an increase in comparable sales by Company-operated restaurants of $1,096.3 million. In addition, the opening of 79 Company-operated restaurants, the closure of 21 Company-operated restaurants and the conversion of 1 Company-operated restaurant into a franchised restaurant since January 1, 2021, contributed $66.9 million to sales. This was partially offset by the depreciation of currencies against the U.S. dollar, which resulted in a $249.6 million sales decline, mainly in Argentina, Chile, Venezuela and Colombia.
In Brazil, sales by Company-operated restaurants increased by $398.0 million, or 43.2%, to $1,319.9 million in 2022. This was primarily due to an increase of comparable sales of 32.0%, as a result of higher traffic driven by an increase in mobility compared to 2021, and an average check growth related to price increases and revenue management strategies that improved product mix, which resulted in a sales increase of $293.5 million. In addition, 43 net restaurants openings coupled with the conversion of 3 franchised restaurants into Company-operated restaurants since January 1, 2021 resulted in a $45.9 million increase in sales and the appreciation of the Brazilian real against the U.S. dollar, resulted in a sales increase of $58.6 million.

In NOLAD, sales by Company-operated restaurants increased by $131.4 million, or 17.3%, to $890.4 million in 2022. This was due to a comparable sales growth of 19.8%, driven by the increase in traffic as a result of higher mobility, which resulted in a sales increase of $149.0 million. The conversion of 10 Company-operated restaurants into franchised restaurants, the opening of 12 Company-operated restaurants and the closing of 4 Company-operated restaurants since January 1, 2021, had a negative impact of $1.9 million to sales, while the depreciation of local currencies also had a $15.7 million negative impact on sales.
In SLAD, sales by Company-operated restaurants increased by $384.2 million, or 44.5%, to $1,247.2 million in 2022. This was the result of both higher traffic and higher average check in the SLAD division that led to an increase in comparable sales of $653.8 million. Average check growth was mainly driven by the inflationary context in Venezuela and Argentina. Traffic increased as a result of higher mobility and loosening of restrictions related to the COVID-19 pandemic compared to 2021. In addition, the conversion of 6 franchised restaurants into Company-operated restaurants, the opening of 16 Company-operated restaurants and closure of 9 Company-operated restaurants since January 1, 2021 contributed $22.9 million to the increase in sales. This was partially offset by the depreciation of currencies against the U.S. dollar, in particular the Argentine peso, Chilean peso, the Venezuelan bolívar and Colombian Peso, which caused sales to decrease by $292.5 million in 2022.
Revenues from Franchised Restaurants
Our total revenues from franchised restaurants increased by $45.4 million, or 39.1%, from $116.0 million in 2021 to $161.4 million in 2022. Higher revenues are mainly driven by an increase in comparable sales due to higher traffic in the Territories as a result of higher mobility and less stringent capacity limits at our restaurants related to the COVID-19 pandemic compared to 2021 and an increase in average check, which caused revenues to grow by $37.8 million. In addition, the increase in the percentage of rental income over sales from franchised restaurants improved revenues from franchised restaurants in $3.9 million. This was partially offset by the depreciation of currencies against the U.S. dollar, which caused revenues to decrease by $3.0 million, coupled with the conversion of 1 franchised restaurant into a Company-operated restaurant, partially offset by the net opening of 18 franchised restaurants since January 1, 2021, which increased revenues by $6.7 million.
In Brazil, revenues from franchised restaurants increased by $28.3 million, or 34.9%, to $109.3 million in 2022, which was mainly driven by higher comparable sales of 24.3% due to an increase in traffic and average check, which increased revenues by $19.7 million. Additionally, the net opening of 21 franchised restaurants, since January 1, 2021, caused revenues from franchised restaurants to increase by $2.9 million. The increase in rental income as a percentage of sales contributed $0.9 million to revenues, while the appreciation of the real against the U.S. dollar contributed to an increase in revenues by $4.8 million.
In NOLAD, revenues from franchised restaurants increased by $7.9 million, or 36.3%, to $29.8 million in 2022. This increase was driven by higher comparable sales of 23.6% related to the recovery of traffic in the Territories, which resulted in a $5.4 million growth in revenues. Moreover, the conversion of 10 Company-operated restaurants into franchised restaurants, the opening of 3 franchised restaurants and the closing of 2 franchised restaurants since January 1, 2021, increased revenues by $2.1 million. This was coupled with an increase in rental income as percentage of sales that contributed $0.3 million to sales. In addition, the appreciation of local currencies had a positive impact of $0.2 million.
In SLAD, revenues from franchised restaurants increased by $9.2 million, or 69.2%, to $22.4 million in 2022. This increase was driven by higher comparable sales of 92.2% due to an increase in average check, highly driven by hyperinflation in Venezuela and Argentina, and due to a recovery in traffic, which resulted in a $12.7 million increase in revenues. This was coupled with higher rental income as a percentage of sales, which contributed $2.8 million to revenues. Moreover, the opening of 3 franchised restaurants and the closing of 7 franchised restaurants since January 1, 2021, increased revenues by $1.7 million. In addition, the depreciation of currencies against the U.S. dollar in the division represented a decrease in revenues of $8.0 million.
Operating Costs and Expenses
Food and Paper
Our total food and paper costs increased by $328.2 million, or 36.5%, to $1,227.3 million in 2022, as compared to 2021. As a percentage of our total sales by Company-operated restaurants, food and paper costs increased 0.2 percentage points to 35.5%. This increase is explained by the heightened food inflation levels in 2022 that in certain markets could not be fully translated into prices.

In Brazil, food and paper costs increased by $128.1 million, or 39.1%, to $455.8 million in 2022. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 1.0 percentage points to 34.5%, primarily as a result of a pricing strategy that could compensate part of the increases in costs, but also due to important improvements in product mix.
In NOLAD, food and paper costs increased by $57.2 million, or 21.6%, to $321.5 million in 2022. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 1.3 percentage points to 36.1%. Higher food and paper costs in NOLAD were primarily driven by an increase in costs that was not translated into prices in Costa Rica, Panama and Puerto Rico and worse product mix in Mexico and Panama.
In SLAD, food and paper costs increased by $143.0 million, or 46.6%, to $450.0 million in 2022. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 0.5 percentage points to 36.1%, mainly explained by the performance of Colombia, where there was a temporary VAT elimination from June 2020 to December 2021. Additionally, the division had a negative impact from its inventory and waste management, partially offset by a favorable product mix in Chile, Uruguay and Colombia.
Payroll and Employee Benefits
Our total payroll and employee benefits costs increased by $186.2 million, or 38.6%, to $668.8 million in 2022, as compared to 2021. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs increased 0.4 percentage points to 19.3%. The increase as a percentage of sales was mostly attributable to the government aid received during 2021 in SLAD related to the COVID-19 pandemic.
In Brazil, payroll and employee benefits costs increased by $71.8 million, or 39.3%, to $254.2 million in 2022. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased by 0.5 percentage points to 19.3%, mainly as a result of lower management payroll cost as a percentage of sales due to the increase in sales and higher productivity, coupled with operational efficiencies. This was partly offset by crew payroll increase in crew hour cost above average check.
In NOLAD, payroll and employee benefits costs increased by $26.6 million, or 17.5%, to $178.9 million in 2022. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs remain flat at 20.1%, mainly due to a decrease in management payroll costs as a percentage of sales due to higher sales mainly in Mexico, Costa Rica and Panama. In addition, the slight increase in crew payroll as percentage of sales was due to an increase in crew hour costs above average check growth in Mexico, Puerto Rico and Panama. This was partly offset by higher productivity in Panama and crew hour cost growth that was below average check growth in Costa Rica.
In SLAD, payroll and employee benefits costs increased by $87.8 million, or 59.4%, to $235.7 million in 2022. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits increased by 1.8 percentage points to 18.9%. This is mainly explained by the government aid received in 2021 in Argentina and Chile, which was partly offset by a decrease in management payroll as a percentage of sales due to the increase in sales mainly in Chile and Argentina coupled with higher productivity.
Occupancy and Other Operating Expenses
Our total occupancy and other operating expenses increased by $195.5 million, or 25.3%, to $967.7 million in 2022, as compared to 2021. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses decreased 2.4 percentage points to 28.0%, mainly as a consequence of the increase in sales due to higher mobility, which led to higher absorption of fixed costs.
In Brazil, occupancy and other operating expenses increased by $85.2 million, or 30.2%, to $367.9 million in 2022. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased by 2.8 percentage points to 27.9%, due to higher mobility, which led to higher sales that had a positive impact on the absorption of fixed costs, mainly utilities, depreciation and amortization, IT, outside rent, and maintenance and repair expenses.
In NOLAD, occupancy and other operating expenses increased by $24.6 million, or 10.9%, to $250.9 million in 2022. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased by 1.6 percentage points to 28.2% due to higher absorption of fixed costs, such as depreciation and amortization expenses, outside rent and insurance related to the increase in sales.

In SLAD, occupancy and other operating expenses increased by $85.5 million, or 32.5%, to $349.0 million in 2022. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased by 2.5 percentage points to 28.0%, due to higher sales, which had a positive impact on fixed costs absorption such as depreciation and amortization, outside services, outside rent utilities, IT services and insurance.
Royalty Fees
Our total royalty fees increased by $63.1 million, or 48.0%, to $194.5 million in 2022, as compared to 2021. As a percentage of sales, royalty fees increased by 0.5 percentage points to 5.6%, mainly due to a scheduled increase in the royalty fees owed to McDonald’s under the MFA agreement effective as of August 2022.
In Brazil, royalty fees increased by $25.4 million, or 72.4%, to $60.5 million in 2022. As a percentage of sales, royalty fees increased 0.8 percentage points to 4.6% due to a scheduled increase in royalty fees owed to McDonald’s under the MFA agreement as of August 2022. This was partially offset by growth support funding that McDonald’s provides to Arcos Dorados.

In NOLAD, royalty fees increased by $11.8 million, or 26.4%, to $56.6 million in 2022, as compared to 2021. As a percentage of sales, royalty fees increased 0.5 percentage points to 6.4% due to a scheduled increase in royalty fees owed to McDonald’s under the MFA agreement as of August 2022.
In SLAD, royalty fees increased by $25.9 million, or 50.3%, to $77.5 million in 2022, as compared to 2021. As a percentage of sales, royalty fees increased by 0.2 percentage points to 6.2%, due to a scheduled increase in royalty fees owed to McDonald’s under the MFA agreement as of August 2022.
Franchised Restaurants—Occupancy Expenses
Occupancy expenses from franchised restaurants increased by $17.4 million or 34.4%, to $68.0 million in 2022, as compared to 2021, mainly due to higher rent expenses for leased properties, as a consequence of higher comparable sales from franchised restaurants. This was partially offset by depreciation of currencies, especially in Venezuela and Argentina against the U.S. dollar.
In Brazil, occupancy expenses from franchised restaurants increased by $13.1 million, or 36.6%, to $49.0 million in 2022, as compared to 2021. This increase in occupancy expenses from franchised restaurants was primarily due to higher rent expenses for leased properties, as a consequence of the increase in comparable sales from franchised restaurants, coupled with the appreciation of the Brazilian real against the U.S. dollar.
In NOLAD, occupancy expenses from franchised restaurants increased by $2.0 million, or 22.2%, to $11.0 million in 2022, as compared to 2021, mainly due to higher rent expenses for leased properties, as a consequence of higher comparable sales from franchised restaurants.
In SLAD, occupancy expenses from franchised restaurants increased by $2.3 million, or 39.4%, to $8.0 million in 2022, as compared to 2021, mainly due to higher rent expenses for leased properties, as a consequence of the increase in comparable sales from franchised restaurants and higher allowances for bad debt. This was partially offset by the depreciation of the Argentinean peso and Venezuelan bolívar against the U.S. dollar.
Set forth below are the margins for our franchised restaurants in 2022 as compared to 2021. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Years Ended December 31,
	2022	2021
Brazil	55.1%	55.7%
NOLAD	63.0%	58.7%
SLAD	64.4%	56.8%
Total	57.9%	56.4%

General and Administrative Expenses
General and administrative expenses increased by $28.4 million, or 13.4%, to $239.3 million in 2022. This is explained by higher expenses in Corporate, SLAD and Brazil of $60.6 million, mainly related to higher variable compensation, payroll expenses and an increase in outside service expenses, mostly explained by Argentina’s inflation and better results than in 2021. This was partially offset by lower expenses in NOLAD of $1.8 million, due to lower severance expenses and variable compensation, and the depreciation of currencies, especially the Argentine peso, that contributed $30.5 million to the reduction in general and administrative expenses.
In Brazil, general and administrative expenses increased by $8.4 million, or 16.2%, to $60.5 million in 2022, as compared to 2021. The increase resulted mainly from bonuses and other variable compensation, explained by higher results than in 2021, and payroll expenses amounting to $4.5 million and $2.5 million, respectively. In addition, higher outside services of $0.7 million, together with higher travel expenses of $0.7 million also contributed to an increase in general and administrative expenses. This was partially offset by lower severance expenses in an amount of $2.5 million. Additionally, the appreciation of the Brazilian real against the U.S. dollar increased general and administrative expenses by $2.6 million.
In NOLAD, general and administrative expenses decreased by $2.4 million, or 6.0%, to $38.2 million in 2022, as compared to 2021. This decrease is a result of lower severance expenses of $2.2 million and lower bonuses and other variable compensation amounting to $2.0 million. These effects were partially offset by higher payroll expenses in an amount of $1.6 million, coupled with higher travel, occupancy expenses and other expenses amounting to $0.9 million. The depreciation of the Euro and the Costa Rican colon against the U.S. dollar decreased general and administrative expenses by $0.7 million.
In SLAD, general and administrative expenses increased by $5.3 million, or 13.0%, to $45.7 million in 2022, as compared to 2021. Despite the sharp currency depreciation of the Venezuelan bolívar, Venezuela experienced an increase of general and administrative expenses of $1.0 million, mainly related to higher payroll expenses. Moreover, in the other markets of SLAD division, general and administrative expenses increased by $4.2 million in 2022, as compared to 2021. This increase is mainly explained by higher payroll amounting to $8.2 million, together with bonuses and other variable compensation amounting to $2.2 million, mainly in Argentina due to its inflationary environment, and higher outside services amounting to $1.5 million. In addition, there were higher travel expenses amounting to $0.9 million and other expenses amounting to $0.7 million. This was partially offset by lower severance expenses of $1.6 million and by the depreciation of various currencies against the U.S. dollar, mainly the Argentine peso, amounting to $7.7 million.
General and administrative expenses for Corporate and others increased by $17.1 million, or 22.0%, to $94.9 million in 2022, as compared to 2021. This increase is mainly related to Argentina’s inflation, as a portion of our Corporate expenses are denominated in Argentine pesos. There were higher payroll expenses in an amount of $14.6 million, higher bonuses and other variable compensations of $11.4 million together with higher outside services for $4.5 million. Also, higher travel expenses for $4.2 million and higher occupancy and other expenses for $2.9 million and $2.5 million, respectively. This was partially offset by the depreciation of currencies against the U.S. dollar, especially the Argentine peso, amounting to $23.1 million.
Other Operating Income (Expenses), net
Other operating income (expense), net decreased by $15.3 million, to a gain of $11.1 million in 2022 from a gain of $26.4 million in 2021. This decrease was primarily attributable to tax credits recognized in Brazil amounting to $18.5 in 2021.

Operating Income

	For the Years Ended December 31,		% Change
	2022	2021
	(in thousands of U.S. dollars)
Brazil	$186,862	$117,887	58.5%
NOLAD	61,832	48,785	26.7%
SLAD	107,520	48,614	121.2%
Corporate and other and purchase price allocation	(91,792)	(75,767)	(21.2)%
Total	264,422	139,519	89.5%
Operating income increased by $124.9 million, or 89.5%, to a gain of $264.4 million in 2022 from a gain of $139.5 million in 2021, as a result of the foregoing factors discussed above.
Net Interest Expense and other financing results
Net interest expense and other financing results decreased by $5.8 million, or 11.7%, to $43.8 million in 2022, as compared to 2021. The decrease was primarily explained by higher net financing results amounting to $22.8 million as a consequence of investments in funds and time deposits, among others, partially offset by results related to the liability management transactions executed during 2022 when the Company issued the 2029 sustainability-linked notes, redeemed a portion of the 2023 notes and conducted a cash tender offer of the 2023 and 2027 notes, amounting to $10.6 million; and a loss from securities transactions amounting to $6.9 million.
Loss from Derivative Instruments
Loss from derivative instruments increased by $5.3 million to a loss of $10.5 million in 2022, from a loss of $5.2 million in 2021, attributable to the results of derivatives instruments not designated as hedge accounting.
Foreign Currency Exchange Results
Foreign currency exchange gain (loss) decreased by $25.7 million, from a loss of $9.2 million in 2021 to a gain of $16.5 million in 2022. The variation was primarily attributable to the impact of an appreciation of the Brazilian reais of 5% in comparison to the depreciation of 7% in 2021.
Other Non-operating (Expenses) Income, Net
Other non-operating (expenses) income, net decreased by $2.5 million to a $0.3 million loss in 2022, as compared to a $2.2 million gain in 2021, primarily related to an income tax credit generated by dividend distributions between subsidiaries in 2021.
Income Tax Expense
Income tax expense increased by $53.6 million, from $31.9 million in 2021 to $85.5 million in 2022, mainly related to a higher pre-tax income in 2022. The consolidated effective tax rate was 37.8% in 2022, as compared to 41.1% in 2021, primarily explained by a decreased in the weighted-average statutory income tax rate of 2.4% (from 41.4% to 39.0%) and a positive change in the permanent differences of $2.5 million.
See Note 16 to our consolidated financial statements for additional information
Net Income Attributable to Non-controlling Interests
Net income attributable to non-controlling interests was $0.6 million in the full year ended December 31, 2022.
Net Income Attributable to Arcos Dorados Holdings Inc.
As a result of the foregoing, net income attributable to Arcos Dorados Holdings Inc. increased by $94.8 million from a gain of $45.5 million in 2021, to a gain of $140.3 million in 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
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
Sales By division

	Sales			Sales growth		Sales growth in constant currency		Comparable sales growth
	For the Years Ended December 31,			For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2021	2020	2019	2021	2020	2021	2020	2021	2020
	(in thousands of U.S. dollars, except percentages)
Sales by Company-operated restaurants:
Brazil	$921,821	$795,228	$1,283,005	15.9%	(38.0)%	21.5%	(20.6)%	19.2%	(22.4)%
NOLAD	759,030	570,063	648,315	33.1%	(12.1)%	31.9%	(10.7)%	30.5%	(17.6)%
SLAD	863,056	529,327	880,967	63.0%	(39.9)%	102.5%	(14.1)%	101.5%	(15.4)%
Total Sales by Company-operated restaurants	2,543,907	1,894,618	2,812,287	34.3%	(32.6)%	47.3%	(16.3)%	45.6%	(19.1)%

Franchised-sales:
Brazil	641,038	540,974	834,653	18.5%	(35.2)%	24.3%	(17.0)%	22.1%	(20.7)%
NOLAD	168,652	121,350	227,418	39.0%	(46.6)%	34%	(43.6)%	45.6%	(29.1)%
SLAD	128,553	77,720	127,462	65.4%	(39.0)%	213.8%	57.7%	228.4%	65.2%
Total Franchised sales	938,243	740,044	1,189,533	26.8%	(37.8)%	45.8%	(14.0)%	46.7%	(13.2)%

Systemwide sales:
Brazil	1,562,859	1,336,202	2,117,658	17.0%	(36.9)%	22.6%	(19.2)%	20.4%	(21.8)%
NOLAD	927,682	691,413	875,733	34.2%	(21.0)%	32.3%	(19.3)%	33.2%	(19.8)%
SLAD	991,609	607,047	1,008,429	63.3%	(39.8)%	116.7%	(5.0)%	117.1%	(6.0)%
Total Systemwide sales	3,482,150	2,634,662	4,001,820	32.2%	(34.2)%	46.9%	(15.6)%	45.9%	(17.4)%

	Sales			Number of restaurants			Average restaurant sales
	For the Years Ended December 31,			For the Years Ended December 31,			For the Years Ended December 31,
	2021	2020	2019	2021	2020	2019	2021(1)	2020(2)
	(in thousands of U.S. dollars, except for number of restaurants)
Sales by Company-operated restaurants	$2,543,907	$1,894,618	$2,812,287	1,579	1,576	1,580	$1,611	$1,202
Franchised sales(3)	938,243	740,044	1,189,533	682	660	713	1,376	1,121
Systemwide sales	3,482,150	2,634,662	4,001,820	2,261	2,236	2,293	1,540	1,178

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
(3)    Franchised restaurant sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily derive from rental income.

Results of operations for the years ended December 31, 2021 and 2020.
Set forth below are our results of operations for the years ended December 31, 2021 and 2020.

	For the Years Ended December 31,		% Change
	2021	2020
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$2,543,907	$1,894,618	34.3%
Revenues from franchised restaurants	116,034	89,601	29.5%
Total revenues	2,659,941	1,984,219	34.1%
Company-operated restaurant expenses:
Food and paper	(899,077)	(677,087)	32.8%
Payroll and employee benefits	(482,608)	(413,074)	16.8%
Occupancy and other operating expenses	(772,169)	(624,154)	23.7%
Royalty fees	(131,401)	(110,957)	18.4%
Franchised restaurants – occupancy expenses	(50,627)	(43,512)	16.4%
General and administrative expenses	(210,909)	(171,382)	23.1%
Other operating income (expenses), net	26,369	(10,807)	344.0%
Total operating costs and expenses	(2,520,422)	(2,050,973)	22.9%
Operating income (loss)	139,519	(66,754)	309.0%
Net interest expense and other financing results	(49,546)	(33,392)	48.4%
Loss from derivative instruments	(5,183)	(2,297)	125.6%
Foreign currency exchange results	(9,189)	(31,707)	(71.0)%
Other non-operating income, net	2,185	2,296	(4.8)%
Income (Loss) before income taxes	77,786	(131,854)	159.0%
Income tax expense	(31,933)	(17,532)	82.1%
Net income (loss)	45,853	(149,386)	130.7%
Less: Net income attributable to non-controlling interests	(367)	(65)	464.6%
Net income (loss) attributable to Arcos Dorados Holdings Inc.	45,486	(149,451)	130.4%
Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2021 and 2020.

Systemwide Restaurants	For the Years Ended December 31,
	2021	2020
Systemwide restaurants at beginning of period	2,236	2,293
Restaurant openings	46	9
Restaurant closings	(21)	(66)
Systemwide restaurants at end of period	2,261	2,236

Company-Operated Restaurants	For the Years Ended December 31,
	2021	2020
Company-operated restaurants at beginning of period	1,576	1,580
Restaurant openings	32	3
Restaurant closings	(12)	(56)
Net conversions of franchised restaurants to Company-operated restaurants	(17)	49
Company-operated restaurants at end of period	1,579	1,576

Franchised Restaurants	For the Years Ended December 31,
	2021	2020
Franchised restaurants at beginning of period	660	713
Restaurant openings	14	6
Restaurant closings	(9)	(10)
Net conversions of franchised restaurants to Company-operated restaurants	17	(49)
Franchised restaurants at end of period	682	660

Revenues

	For the Years Ended December 31,		% Change
	2021	2020
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants
Brazil	$921,821	$795,228	15.9%
NOLAD	759,030	570,063	33.1%
SLAD	863,056	529,327	63.0%
Total	2,543,907	1,894,618	34.3%
Revenues from franchised restaurants
Brazil	80,960	67,520	19.9%
NOLAD	21,836	14,583	49.7%
SLAD	13,238	7,498	76.6%
Total	116,034	89,601	29.5%
Total revenues
Brazil	1,002,781	862,748	16.2%
NOLAD	780,866	584,646	33.6%
SLAD	876,294	536,825	63.2%
Total	2,659,941	1,984,219	34.1%

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
Net Interest Expense and other financing results
Net interest expense and other financing results increased by $16.1 million, or 48.4%, to $49.5 million in 2021, as compared to 2020. The increase was primarily explained by a gain from securities transactions of $25.7 million in 2020, and a higher interest expense due to the aggregate principal amount of 2027 notes issued during September 2020, amounting to $12 million, partially offset by higher interest income due to short term investment in markets of about $15.7 million. Additionally, there was a reduction in 2023 notes interest expense of $5.7 million due to the exchange of 2023 Notes for 2027 Notes in 2020.
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

B.    Liquidity and Capital Resources
Financial strategy overview
As part of our day-to-day operations, we manage our financial strategy considering, among other things, our liquidity risk and refinancing risk, our debt profile (including our indebtedness level and leverage ratios), the market risk and interest rate risk of our treasury investments as well as our financial debt and our foreign exchange risk.
In order to achieve our financial strategy, we hold several assets on our balance sheet, mainly cash positions in foreign currencies needed to support operations in each of the markets where we operate, treasury investments to reduce the negative carry of our debt, derivatives positions to hedge our exposure to foreign exchange risks, and other non-material financial assets.
We also have several key processes to address macroeconomic and financial challenges such as multi-year planning, periodic re-projections, internal reporting, and key human resources to supervise the outcomes of the financial strategy. While these processes cannot predict or fully mitigate any risk we may encounter in the future, we believe they help us adapt to different circumstances and more effectively implement our financial strategy.
Cash position, credit lines and liquidity risk
We generate significant cash from operations and, consistent with prior years, we expect existing cash flows from operations, working capital and our ability to issue debt or incur additional indebtedness will continue to be sufficient to fund our operating, investing and financing activities, including the day-to-day operations of our business, our credit profile to enter in new commercial agreements, the payment of the interests generated by our financial agreements and notes outstanding, the payment of dividends, and our capital expenditures plan.

To further support our cash position, we have maintained a revolving credit facility with JPMorgan since 2019 for a total amount of $25 million. This revolving credit facility can be drawn at any time and was renewed in December 2022 with its maturity date extended to February 2024. See “—Revolving Credit Facilities”. In addition, pursuant to the MFAs, we also maintain standby letters of credit in favor of McDonald’s in the amounts of (i) $45 million issued by Credit Suisse, (ii) $15 million issued by Itaú and (iii) $20 million issued by JPMorgan. See “Item 10. Additional Information—C. Material Contracts—The MFAs—Letters of Credit.”
We are comfortable we maintain sufficient uncommitted credit facilities in excess of our daily cash needs as of the end of 2022. Due to the improvement of our operations and business outcomes, since 2020 we have been able to improve our financial condition and achieve a total cash, cash equivalents and short-term investments position of $304.4 million as of the end of 2022, which is more than 6 times the annual interest payment due on our outstanding senior notes.
Debt Profile
We evaluate our debt profile considering the following variables:
•Total indebtedness level
•Total senior notes annual interest payments and yield
•Total cash and equivalents position
•Debt maturities and average life of debt
•Gross and net leverage
•Interest coverage
•Other financial covenants including in financial arrangements
Through these variables, we evaluate our liquidity and refinancing risk. For more information on liquidity risk, see above “—Cash position, credit lines and liquidity risk.” Regarding refinancing risk, the Company faces the following material maturities:

	Maturity date	Outstanding amount	Interest rate
2023 Notes	September 27, 2023	18,224	6.625%
2027 Notes	April 4, 2027	381,265	5.875%
2029 Notes	May 27, 2029	337,200	6.125%
For the 2023 Notes, we feel comfortable with our current cash position to fund the outstanding debt at maturity. If we decide to refinance the maturity, due to the low dollar amount, we could consider other types of financing instruments such as bilateral or multilateral bank loans.
For the 2027 and 2029 Notes, neither maturity poses a refinancing risk in the upcoming years. However, we may decide to call these notes at our convenience per the indenture.
Therefore, the refinancing risk as a whole is considerably reduced in the short and medium term. Additionally, the notes’ maturities are denominated in U.S. dollars with a fixed interest rate, which reduces our exposure to the interest rate volatility risk observed in 2022 and so far in 2023.
Derivatives
An important part of our financial strategy is the analysis of our foreign exchange risk, given that a substantial part of the free cash flow we generate is denominated in local currencies such as Brazilian reais, Chilean pesos, Euros, Uruguayan pesos, Argentinian pesos, Colombian pesos and Mexican pesos, among others. Conversely, part of our liabilities are denominated in U.S. dollars. To help reduce our exposure to foreign exchange risk, we focus on purchasing locally sourced products to the extent possible. With respect to the products and supplies that are not locally sourced, we have a risk management policy to hedge our exposure with a rolling hedges strategy, taking hedges of nine months or more, of up to 50% of our projected exposure.

Furthermore, we are subject to foreign exchange risk because most of our debt is denominated in U.S. dollars. See “—2023 Senior Notes”, “—2027 Senior Notes” and “—2029 Senior Notes”. To mitigate this exposure, we entered into a series of long-term derivative instruments (See Note 13 to our consolidated financial statements for more detail.). This allows us to synthetically convert U.S. dollar denominated debt into local currency denominated debt, such as Brazilian reais. While this generates an additional interest payment (due to local currency rates being higher than U.S. dollar interest rates), it reduces the refinancing risk in events of sudden currency depreciation. Our derivatives portfolio is intended to balance the cost of hedging and the resulting risk mitigation.
Overview
Net cash provided by operations increased by $87.4 million, from $258 million in 2021 to $345.4 million in 2022. Cash used in our investing activities was $259.6 million in 2022, compared to $108.3 million in 2021. Cash used in financing activities was $60 million in 2022, compared to cash used in financing activities of $17.9 million in 2021. In 2022, Cash used in financing activities included $13.5 million deriving from financing results related to the liability management transactions executed during 2022 when the Company issued the 2029 sustainability-linked notes, redeemed a portion of the 2023 notes and conducted a cash tender offer of the 2023 and 2027 notes, and certain dividend payments of $31.6 million.
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
At December 31, 2022, our total financial debt was $674.4 million (including interest payable), consisting of $730.7 million in long-term debt (of which $18.2 million related to the 2023 notes, including the original issue discount, $379.4 million related to the 2027 notes, including the original issue discount, $332.8 million related to the 2029 notes, including the original issue discount, and $5 million in finance lease obligations, partially offset by $4.7 million related to deferred financing costs), $7.9 million in interest payable and $0.3 million in short-term debt, the amount of which was offset by $64.5 million related to the fair market value of our outstanding derivative instruments.
At December 31, 2021, our total financial debt was $657.9 million (including interest payable), consisting of $755.3 million in long-term debt (of which $201.3 million related to the 2023 notes, including the original issue discount, $532.6 million related to the 2027 notes, including the original issue discount, $7.5 million in other long-term borrowings, and $6.1 million in finance lease obligations, partially offset by $3.7 million related to deferred financing costs) the amount of which was offset by $97.4 million related to the fair market value of our outstanding derivative instruments and $11.4 million in interest payable.
Cash and cash equivalents were $266.9 million at December 31, 2022 and $278.8 million at December 31, 2021.
Comparative Cash Flows
The following table sets forth our cash flows for the periods indicated:

	For the Years Ended December 31,
	2022	2021	2020
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$345,437	$258,044	$15,966
Net cash used in investing activities	(259,649)	(108,279)	(88,706)
Net cash (used in) provided by financing activities	(59,978)	(17,926)	126,009
Effect of exchange rate changes on cash and cash equivalents	(37,703)	(18,998)	(9,160)
(Decrease) Increase in cash and cash equivalents	(11,893)	112,841	44,109

Operating Activities

	For the Years Ended December 31,
	2022	2021	2020
	(in thousands of U.S. dollars)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$140,343	$45,486	$(149,451)
Non-cash charges and credits	120,778	119,993	172,201
Changes in assets and liabilities	84,316	92,565	(6,784)
Net cash provided by operating activities	345,437	258,044	15,966

For the year ended December 31, 2022, net cash provided by operating activities was $345.4 million, compared to $258.0 million in 2021. The $87.4 million increase is attributable to the increase in net income, mainly due to a sustainable business improvement in terms of volume and financial results, the increase in non-cash charges contributed by $0.8 million, and the decrease of the change in assets and liabilities of $8.2 million.
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
The following table presents our cash used in by investing activities by type:

	For the Years Ended December 31,
	2022	2021	2020
	(in thousands of U.S. dollars)
Property and equipment expenditures	$(217,115)	$(114,999)	$(86,311)
Purchases of restaurant businesses paid at acquisition date	(4,800)	(185)	(3,833)
Proceeds from sales of property and equipment, restaurant businesses and related advances	2,714	1,987	800
Acquisitions of short-term investments	(41,083)	—	—
Others, net	635	4,918	638
Net cash used in investing activities	(259,649)	(108,279)	(88,706)

The following table presents our property and equipment expenditures by type:

	For the Years Ended December 31,
	2022	2021	2020
	(in thousands of U.S. dollars)
New restaurants	$72,332	$44,089	$19,345
Existing restaurants	89,183	35,477	49,457
Other(1)	55,600	35,433	17,509
Total property and equipment expenditures	217,115	114,999	86,311

(1)Primarily corporate equipment and other office expenditures.

In 2022, net cash used in investing activities was $259.6 million, compared to $108.3 million in 2021. This $151.3 million increase was primarily attributable to an increase in property and equipment expenditures of $102.1 million, to the acquisition of short-term investments amounting to $41.1 million, and an increase in purchases of restaurant businesses paid at acquisition date of $4.6 million in comparison with 2021.
Property and equipment expenditures increased by $102.1 million, from $115 million in 2021 to $217.1 million in 2022. The increase in property and equipment expenditures is explained by an increase in existing restaurants of $53.7 million, and an increase in investment in new restaurants of $28.2 million as well as in corporate equipment and other office expenditures of $20.2 million. In 2022, we opened 66 restaurants and closed 15 restaurants.
Other investing activities decreased by $4.3 million in 2022, mainly due to proceeds from franchised notes in 2021.
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
Other investing activities increased by $4.3 million in 2021, mainly due to proceeds from franchised notes.
Financing Activities

	For the Years Ended December 31,
	2022	2021	2020
	(in thousands of U.S. dollars)
Collection of derivative instruments	$—	$23,240	$—
Open Market Repurchases of 2029 Senior Notes	(12,014)	—	—
Cash Tender & Open Market Repurchases of 2027 Senior Notes	(159,034)	(18,364)	—
Cash Tender, Partial Redemption & Open Market Repurchases of 2023 Senior Notes	(192,380)	(16,231)	—
Dividend payments to Arcos Dorados Holdings Inc. shareholders	(31,587)	(21)	(10,220)
Issuance of 2027 Notes	—	—	153,375
Issuance of 2029 Notes	349,969	—	—
Payments of other Long-term Debt	(8,327)	(2,573)	(2,185)
Net short-term borrowings	359	—	(10,578)
Other financing activities	(6,964)	(3,977)	(4,383)
Net cash (used in) provided by financing activities	(59,978)	(17,926)	126,009

Net cash used in financing activities was $60 million in 2022, compared to $18 million in 2021. The $42 million increase in the amount of cash used in financing activities was primarily attributable to the collection of derivative instruments of $23.2 million in 2021, the dividends paid in cash for $31.6 million in 2022, and $13.5 million deriving from financing results related to the liability management transactions executed during 2022 when the Company issued the 2029 sustainability-linked notes, redeemed a portion of the 2023 notes and conducted a cash tender offer of the 2023 and 2027 notes.

Net cash used in financing activities was $18 million in 2021, compared to net cash provided by financing activities of $126.0 million in 2020. The $108 million decrease in the amount of cash used in financing activities was primarily attributable to cash inflows of $153.4 million from the issuance of the 2027 notes in 2020, the repurchase of 2027 and 2023 senior notes for $18.4 million and $16.2 million, respectively, partially offset by the collection of derivative instruments of $23.2 million in 2021, dividends paid in cash for $10.2 million in 2020 and the cancellation of short-term debt of $10.6 million in 2020.
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
On December 11, 2019, the Company entered into a revolving credit facility with JPMorgan. for up to $25 million maturing on December 11, 2020. On December 11, 2020 the Company entered into an amended and restated credit agreement with JPMorgan. Pursuant to this agreement, we were required to comply with a net indebtedness (including interest payable) to EBITDA ratio of 9.50 to 1.00 as of the last day of the fiscal quarter ended December 31, 2020, 15.25 to 1.00 as of the last day of the fiscal quarter ending on March 30, 2021, 5.25 to 1.00 as of the last day of the fiscal quarter ending on June 30, 2021 and 4.25 to 1.00 as of the last day of the fiscal quarter ending on September 30, 2021. In addition, we were required to comply with a liquidity covenant requiring the Company and its subsidiaries to maintain at all times at least $50 million in unrestricted cash, cash equivalents and/or marketable securities. Each loan made to the Company under this amended and restated agreement bears interest at an annual rate equal to LIBOR plus 3.00%. On December 10, 2021, the Company entered into a further amendment to the revolving credit facility with JPMorgan. Pursuant to this amendment, the maturity date was extended to December 12, 2022. In addition, we are required to comply with a net indebtedness (including interest payable) to EBITDA ratio of less than 3.00 to 1.00 as of the last day of each fiscal quarter. Certain other amendments were made under the revolving credit facility in order to provide for interest to accrue at an annual rate equal to a term SOFR base rate plus 3.10% per annum. Additionally, on December 12, 2022, the Company entered into a further amendment to the revolving credit facility with JPMorgan. Pursuant to this amendment, the maturity date was extended to February 15, 2024.
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
As of December 31, 2022, our net indebtedness (including interest payable) to EBITDA ratio was 0.96 and as such we were in compliance with such ratio.

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
On September 15, 2020, we launched an offer to exchange any and all of our outstanding 2023 notes for an additional issuance of our 2027 notes (as defined below) (the “2020 Exchange Offer”) that expired on October 13, 2020 (the “expiration date”). The purpose of the exchange offer was to extend the maturity profile of the Company’s long-term debt. The settlement date was on October 15, 2020. Eligible holders who validly tendered their 2023 notes for exchange prior to September 28, 2020 (the “early participation date”), received $1,055 (expressed as a whole number) of 2027 notes per $1,000 (expressed as a whole number) of 2023 notes at the settlement date. Eligible holders who validly tendered their 2023 notes for exchange after the early participation date, but on or prior to the expiration date received $1,005 (expressed as a whole number) of 2027 notes per $1,000 (expressed as a whole number) of 2023 notes at the settlement date. In addition, any fractional portion of the 2027 notes less than $1,000 (expressed as a whole number) and accrued and unpaid interest were paid in cash. As of September 28, 2020, the early participation date, the Company accepted to exchange $126.80 million 2023 notes, representing 36.43% of the outstanding principal amount of the 2023 notes. In addition, on October 13, 2020, the Company accepted to exchange $4.67 million, representing 1.34% of the outstanding principal amount of 2023 notes.
From June 2021 to November 2021, we repurchased through open market repurchases $14.8 million of the outstanding principal amount of 2023 notes at a price equal to 109.45% (equivalent to $16.2 million) plus accrued and unpaid interest. All repurchased notes were cancelled by November 8, 2021.

On April 18, 2022, we launched a tender offer to purchase for cash any and all of the outstanding 2023 notes properly tendered (and not validly withdrawn) for a total consideration of $1,053.60 (expressed as a whole number) per $1,000 (expressed as a whole number) principal amount of 2023 notes validly tendered and accepted for purchase plus accrued interest, which expired on April 22, 2022. As a result of the tender offer, we repurchased 29.36% of the outstanding principal amount of the 2023 notes. The total payment was $59.2 million plus accrued and unpaid interest. All tendered 2023 notes were cancelled on April 27, 2022.
On May 9, 2022, we announced the intention to redeem $123 million of the outstanding 2023 Notes at a price equal to the greater of (i) 100% of the outstanding principal amount of the Notes to be redeemed, and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate (as defined in the Indenture) plus 50 basis points, plus in each case accrued and unpaid interest (including Additional Amounts, if any) from March 27, 2022 to, but excluding the redemption date. As a result, on June 10, 2022, we redeemed $123 million at a price equal to 104.58% plus accrued and unpaid interest.
During 2022, we repurchased through open market repurchases $1.3 million of the outstanding principal amount of 2023 notes at a price equal to 102.30% (equivalent to $1.3 million) plus accrued and unpaid interest. As of December 31, 2022, $18.2 million aggregate principal amount of the 2023 notes was outstanding.
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
On April 18, 2022, we launched a tender offer to purchase for cash up to $150 million aggregate principal amount of the properly tendered (and not validly withdrawn) outstanding 2027 notes for a total consideration of $1,029.38 (expressed as a whole a number) per $1,000 (expressed as a whole number) principal amount of 2027 notes validly tendered and accepted for purchase plus accrued interest, which expired on April 29, 2022. As a result of the tender offer, we repurchased 27.99% of the outstanding principal amount of the 2027 notes. The total payment was $154.4 million plus accrued and unpaid interest. All tendered 2027 notes were cancelled on May 4, 2022.
During 2022, we repurchased through open market repurchases $4.7 million of the outstanding principal amount of 2027 notes at a price equal to 98.01% (equivalent to $4.6 million) plus accrued and unpaid interest. As of December 31, 2022, $381.3 million aggregate principal amount of the 2027 notes was outstanding.
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
During 2022, we repurchased through open market repurchases $12.8 million of the outstanding principal amount of 2029 sustainability-linked notes at a price equal to 93.87% (equivalent to $12 million) plus accrued and unpaid interest. As of December 31, 2022, $337.2 million aggregate principal amount of the 2029 sustainability-linked notes was outstanding.
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
The proceeds from the issuance of the 2029 sustainability-linked notes were used to fund the tender offers for the 2023 and 2027 notes that were properly tendered (and not validly withdrawn) for cash, the further redemption of 2023 notes, and the remainder, if any, for general corporate purposes.
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
Contractual Obligations
The following table presents information relating to our contractual obligations as of December 31, 2022.

	Payment Due by Period
Contractual Obligations	Total	2023	2024	2025	2026	2027	Thereafter
	(in thousands of U.S. dollars)
Finance lease obligations(1)	$7,275	$1,143	$1,159	$935	$367	$367	$3,304
Operating lease obligations	$1,492,483	135,057	130,518	125,586	119,585	114,908	866,829
Contractual purchase obligations(2)	$241,366	122,588	48,704	27,311	13,165	5,763	23,835
2023, 2027 and 2029 notes(1) (3)	$972,952	62,492	43,054	43,054	43,054	413,118	368,180
Derivative instruments	$(64,527)	(27,816)	6,902	5,638	4,756	(54,007)	—
Total	$2,649,549	$293,464	$230,337	$202,524	$180,927	$480,149	$1,262,148

(1)    Includes interest payments.
(2)    Includes automatic annual renewals, which contains only enforceable and legally binding unconditional obligations corresponding to prevailing agreements without considering future undefined renewals when the agreement is cancellable by us. This type of purchase obligation represents $5.4 million of contractual obligations for 2023 only.
(3)    Does not include the impact of the deferred financing costs and the net discount related to the issue of the 2023, 2027 and 2029 notes.
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

D.    Trend Information
Our business and results of operations benefited from a recovery in economic growth and consumer consumption rates towards the end of 2020 and significant recovery in economic growth and consumer consumption rates in the second half of 2021. Results of operations in 2022 reached several new record highs related to sales and profitability, particularly with the growth in the delivery and drive-thru sales segments as well as the ongoing normalization of front counter, dessert center and McCafé sales segments.
We successfully re-financed the short-term indebtedness incurred at the peak of the COVID-19 pandemic and, in May 2022, we re-financed substantially all the outstanding balance on our 2023 Notes by issuing our 2029 Notes. As of December 31, 2022, our Net Debt to Adjusted EBITDA ratio stood at 1.0x, which is the lowest it has been since the end of 2017.
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
•    Inflationary environment: Over the last few years, we have been able through our revenue management strategy to partially mitigate cost increase tied to inflation. However, inflation has been, and will continue to be, an important factor affecting our results of operations, specifically impacting our labor costs, supply chain, food and paper costs, occupancy and other operating expenses and general administrative expenses.
•    Increased volatility of foreign exchange rates and impact of currency controls: Our results of operations have been impacted by increased volatility in foreign exchange rates in many of the Territories, particularly the significant devaluation of local currencies against the U.S. dollar. We expect that foreign exchange rates will continue to be an important factor affecting our foreign currency exchange results and the “Accumulated other comprehensive income (loss)” component of shareholders’ equity and, consequently, our results of operations and financial condition.

•    Social unrest: In 2021, Latin America and the Caribbean experienced political and social unrest as a result of presidential elections and governments’ handling of the COVID-19 pandemic. Similarly, in 2022, Ecuador, Peru, Martinique and Guadeloupe also experienced intense waves of protests, which resulted in road closures, property damage, supply chain interruptions, labor issues, among other disruptions. The protests that occurred in Peru in December 2022, caused shortages of products in some of our restaurants. Any continuation of or increase in social unrest in 2023 could lead to additional operational costs, a decline in sales or other negative impacts on our results.
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
•Changing Consumer Trends: As a result of the COVID-19 pandemic, we saw significant changes in consumer behavior that continued in 2022. Consumer became more pragmatic about purchasing decisions while still indulging in some larger purchases, as they did during the pandemic. In a recessionary environment, consumers typically reduce spending habits. Additionally, consumers are more willing to explore new brands, reducing both loyalty and consistent spending, relying on digital and delivery sales channels to make the same types of purchases.

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
See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Estimates.”
F.    Safe Harbor
See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Senior Management
Board of Directors
Our Board of Directors currently consists of eleven members, six of whom are independent directors. In case of a tie vote by the Board of Directors, the Executive Chairman will have the deciding vote. Our memorandum and articles of association authorize us to have eight members, and the number of authorized members may be increased or decreased by a resolution of shareholders or by a resolution of directors.
Pursuant to our articles of association, our Board of Directors is divided into three classes. There is no distinction in the voting or other powers and authorities of directors of different classes. The members of each class serve staggered, three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of shareholders in the year in which their term expires. At our most recent annual general meeting of shareholders, held on April 28, 2023, our shareholders re-elected Mr. Michael Chu, Mr. José Alberto Vélez and Mr. Jose Fernández to serve as Class III directors. In addition, Ms. Karla Berman was elected to the board of directors to serve as a Class III director for the first time.
The classes are currently composed as follows:
•Mr. Woods Staton, Mr. Alonso and Mr. Francisco Staton are Class I directors, whose term will expire at the annual meeting of shareholders to be held in 2024;

•Mr. Hernández-Artigas, Mrs. Franqui, Mr. Rabach and Mrs. Presz Palmaka De Luca are Class II directors, whose term will expire at the annual meeting of shareholders to be held in 2025; and
•Mr. Chu, Mr. Vélez, Mr. Fernández and Ms. Berman are Class III directors, whose term will expire at the annual meeting of shareholders to be held in 2026;
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
The following table presents the names of the members of our Board of Directors:

Name	Position	Age
Woods Staton	Executive Chairman	73
Marcelo Rabach	CEO	53
Sergio Alonso	Director	58
Annette Franqui	Director	61
Carlos Hernández-Artigas	Director	58
Michael Chu	Director	74
José Alberto Vélez	Director	73
José Fernández	Director	60
Francisco Staton	Divisional President – SLAD	42
Cristina Presz Palmaka De Luca	Director	55
Karla Berman	Director	43

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

Sergio Alonso. Mr. Alonso has been a member of our board of directors since 2010. Mr. Alonso has been a member of the Compensation and Nomination Committee of the Board of Directors of Arcos Dorados since 2021. Mr. Alonso was our Chief Executive Officer from 2015 to 2019 and was, prior to his appointment as such, our Chief Operating Officer from 2007 to 2015. Prior to that, he was McDonald’s Divisional President in Brazil. He graduated with a degree in Accounting from Universidad de Buenos Aires in 1986. Mr. Alonso has completed the Corporate Director Certification Program at Harvard Business School. He began his career at McDonald’s as Accounting Manager and subsequently moved to the operations area, eventually being promoted to Vice President of Operations in six years. From 1999 until 2003, Mr. Alonso was involved in the development of the Aroma Café brand in Argentina. In addition, in July 2017, Mr. Alonso was appointed as a member of the board of directors of Loma Negra Compañía Industrial Argentina S.A., a leading cement producer in Argentina.
Annette Franqui. Mrs. Franqui has been a member of our board of directors since 2007 and is a member of the Compensation and Nomination Committee and the Finance Committee of the Board of Directors of Arcos Dorados. She graduated with a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania in 1984 and an MBA from the Stanford Graduate School of Business in 1986. She is also a Chartered Financial Analyst. Mrs. Franqui began her career in 1986 with J.P. Morgan and joined Goldman Sachs in 1989. In 1994, she returned to J.P. Morgan where she became a Managing Director and the Head of the Latin America Research Department. Mrs. Franqui joined Panamco in 2001 as Vice President of Corporate Finance and became the Chief Financial Officer in 2002. She is one of the founding partners of Forrestal Capital and is a board member of many of its portfolio companies as well as of LatAm, LLC. She is the Chairman of the Board of AARP on a volunteer basis, and in 2022 she was appointed as a member of the board of directors of OFG Bancorp.
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
José Alberto Vélez. Mr. Vélez has been an independent member of our board of directors since June 2011 and is a member of our Audit Committee. Mr. Vélez received a Master of Science degree in Engineering from the University of California, Los Angeles, and a degree in Administrative Engineering from Universidad Nacional de Colombia. Mr. Vélez previously served as the CEO of Suramericana de Seguros, the leading insurance company in Colombia, and as the CEO of Inversura, a holding company that integrates the leading insurance and social security companies in Colombia. He was the Chief Executive Officer of Cementos Argos S.A. between 2003 and 2012. From 2012 until March 2016, he was the President of Grupo Argos, a holding group with investments in cement, energy and infrastructure concessions (roads and airports). He is currently a member of the Boards of Directors of Grupo Crystal, Grupo Daabon in Colombia and the Board of Trustees of the Universidad EAFIT in Colombia. Mr. Vélez is also a member of the Latin American Chapter of the Wilson Center in Washington D.C. In addition, Mr. Velez has been a member of the Board of Trustees of the “Fundacion Fraternidad” since 1998, a non-profit organization that grants college scholarships for students from rural areas in Colombia.

José Fernández. Mr. Fernández has been an independent member of our board of directors since October 1, 2013 and in December 2021 he was appointed as a member of the Audit Committee. Mr. Fernández was the Divisional President of operations for SLAD until 2013. Mr. Fernández is a Mechanical Engineer from Instituto Tecnológico Buenos Aires and began his career at McDonald’s in 1986. He held the positions of Development Director, Development Vice President and Managing Director of McDonald’s Argentina before becoming the Divisional President of operations of SLAD. In August 2019, Mr. Fernández was appointed as a member of the board of directors of Cencosud Shopping S.A. in Chile. In May 2022, Mr. Fernandez was appointed as a member of the board of directors of The Fresh Market, a non-public company headquartered in Greensboro, NC.
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
Karla Paola Berman Martin. Ms. Berman has been an independent member of our board of directors since 2023. Ms. Berman has an Industrial Engineering degree from Universidad Iberoamericana of Mexico City, Mexico, and has an MBA from Harvard Business School. Ms. Berman began her career in Mexico as a reporter for the newspaper Reforma in 2002. She then worked at McKinsey & Company in Mexico from 2003 until 2005. From 2006 until 2012 she joined Grupo Expansion (Time Inc.) as Digital Director. In 2012, Ms. Berman joined Google Mexico, working as head of branding solutions for Spanish Latam and held this role until 2015 and was a CPG Sales Director from 2016 to 2020. From 2020 until November 2021, Ms. Berman was VP of sales and Chief Marketing Officer for Yalo Mexico, and most recently she was the Director for Softbank in Mexico. Ms. Berman was a former board member of Mezcal Amarás and of the investment committee of IGNIA. She currently is a board member for Endeavor Mexico and member of the Latin America Advisory Board for Harvard Business School. Ms. Berman is an angel investor, non-executive co-founder of NaranXadul.com, the largest Mommy blog in Mexico, and participates in the Mexican version of the TV show Shark Tank.
Executive Officers
Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Mr. Marcelo Rabach, our CEO, with broad experience in development, revenue, supply chain management, operations, finance, marketing, legal affairs, human resources, communications, sustainability and training. Most of our executive officers have worked in the food service industry for several years. Many of the members of the management team have a long history with McDonald’s operations in Latin America and the Caribbean and with Mr. Rabach, as they have worked together as a team for many years. Our executive officers were appointed by our Board of Directors for an indefinite term.

The following table lists our current executive officers:

Name	Position	Initial Year of Appointment	At Arcos Dorados Since
Marcelo Rabach	Chief Executive Officer	2019	1990
Luis Raganato	Chief Operating Officer	2019	1991
Mariano Tannenbaum	Chief Financial Officer	2017	2008
Juan David Bastidas	Chief Legal Counsel	2010	2010
Rogerio De Moraes Barreira	Divisional President—Brazil	2022	1984
Gustavo Pascualino	Divisional President—NOLAD	2021	1989
Francisco Staton	Divisional President—SLAD	2021	2013
Sebastian Magnasco	Vice President of Development	2007	1994
Santiago Blanco	Chief Marketing and Digital Officer	2019	2019
Luana Matos(1)	Vice President of People and Culture	2023	2023
Karina Montiel	Vice President of Supply Chain	2021	1996
Marlene Fernandez del Granado	Vice President of Government Relations	2011	2009
David Grinberg	Vice President of Corporate Communications	2018	2010
Magdalena Gonzalez Victorica	Chief Technology Officer	2021	1999
Daniel Schleiniger	Vice President of Investor Relations	2020	2020
Gabriel Serber	Vice President of Social Impact and Sustainable Development	2021	1990

(1)    Luana Matos was appointed as Vice President of People and Culture on April 17, 2023, replacing Diego Benenzon who will serve as Vice President of Human Resources through May 2023.

The following is a brief summary of the business experience of our executive officers who are not also directors. Unless otherwise indicated, the current business addresses for our executive officers is Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB) and Dr. Luis Bonavita 1294, Office 501, WTC Free Zone, Montevideo, Uruguay.
Luis Raganato. Mr. Raganato, 52, has been our Chief Operating Officer since July 2019. Prior to his appointment as such, he was the Divisional President for the Caribbean, and before that, the General Director of Arcos Dorados in Peru. Mr. Raganato began his career at Arcos Dorados in 1991 as a Trainee in the Nuevocentro Shopping location in the province of Córdoba, Argentina and has held various positions in Operations Management over the years. Mr. Raganato holds a Bachelor’s degree in Business Administration from Instituto Aeronáutico de Argentina, a Master’s degree in Marketing and Business Development from Escuela Superior de Estudios de Marketing de Madrid and an MBA from Universidad de Piura, Peru.
Mariano Tannenbaum. Mr. Tannenbaum, 49, is our Chief Financial Officer. He joined Arcos Dorados in 2008 and has held several positions at the corporate level, with his last position being Senior Director of Corporate Finance. Previously, Mr. Tannenbaum had a long international career in Europe and the United States. He worked for the IFG Group in Switzerland, for Tyco International in Switzerland and Princeton, New Jersey and for Sabre Holdings in London. He began his career working for an economic consulting firm in Argentina as well as for the Argentine government, as part of the Ministry of Treasury and Public Finances. Mr. Tannenbaum has an economics degree from the Universidad de Buenos Aires, a Master’s in finance from the Universidad Torcuato Di Tella and an MBA with a concentration in finance from the London Business School.
Juan David Bastidas. Mr. Bastidas, 55, is our Chief Legal Counsel. He attended Universidad Pontificia Bolivariana in Colombia, where he received a Law Degree in 1989. He graduated in 1990 as a Business Law Specialist from the same university. He also pursued postgraduate studies in Business Administration at New York University, which he completed in 1994. He also graduated in 2000 from the International Business program at EAFIT University and from the Senior Management Program at Los Andes University, which he completed in 2009 in Colombia. He also attended the Executive Directors Training Program from IAE Business School in Argentina (2017). Mr. Bastidas worked from 1994 to 1995 as an international operations lawyer for Banco Industrial Colombiano (Bancolombia). He served as Chief Legal Counsel and Secretary of the board of directors of Interconexión Electrica S.A. E.S.P.–ISA from 1995 to 2010 before joining us in July 2010.

Rogerio Barreira. Mr. Barreira, 54, was appointed Divisional President for Brazil in July 2022. Prior to his appointment, Mr. Barreira served as Vice President of Operations for the Brazil Division. He also served as Divisional President for NOLAD, from October 2015 to March 2021. Mr. Barreira began his career at McDonald’s Brazil in 1984, starting as a crew employee and steadily advancing into more senior operational roles in Brazil. Mr. Barreira holds an MBA from Fundação Getulio Vargas in Brazil and also holds a degree in Marketing and Business Planning from Anhembi-Morumbi University in Brazil. Additionally, he received executive training from IAE Business School in Argentina and IPADE Business School in Mexico, Argentina and New York City.
Gustavo Pascualino. Mr. Pascualino, 54, was appointed Divisional President for NOLAD in April 2021. Prior to his promotion, Mr. Pascualino served as Operations Vice President for the Brazil Division, beginning in 2016. He began his career in 1989 as a crew member in Buenos Aires, Argentina. In addition to his most recent role in Brazil, Mr. Pascualino held various leadership positions in operations, including Operations Director for Puerto Rico and the Caribbean Division and Corporate Operations Development Director. Mr. Pascualino has a degree in Marketing from Universidad de Morón in Buenos Aires, Argentina, and has also received executive training from the IAE Business School in Argentina and the University of Miami.
Sebastian Magnasco. Mr. Magnasco, 53, is our Vice President of Development and served, prior to his appointment as such in 2007, in the same capacity in SLAD. He graduated in 1990 with a degree in Engineering from Instituto Tecnológico Buenos Aires and completed a post graduate Management Development Program in Business from I.A.E. Management and Business School in 2001. He began his career at McDonald’s in 1994 and held the positions of Real Estate & Equipment Director of Argentina and IT, Real Estate and Equipment Director of Argentina until his appointment as Vice President of Development of SLAD in 2005.
Santiago Blanco. Mr. Blanco, 52, is our Chief Marketing and Digital Officer. He joined the company in 2019 and is responsible for designing and implementing the marketing and digital strategy. Prior to joining Arcos Dorados, he served as Chief Marketing, Digital & Communications Officer at ALSEA from 2017 to 2019. Mr. Blanco holds a Bachelor’s degree in Marketing from the Instituto Tecnológico de Monterrey and an MBA from University of Texas at Austin.
Luana Matos. Mrs. Matos, 49, was appointed as our Vice President of People and Culture on April 17, 2023. She has extensive experience in leading organizational transformations and has held several leadership roles in fast-paced industries throughout her nearly 30-year career. Mrs. Matos rejoined Arcos Dorados in April 2023. Previously, she served as HR Director for International Markets at BRF, based in Dubai. Prior to that, she acted as HR Director for Arcos Dorados in Brazil, CHRO at Nextel Telecommunications, and held talent leadership positions at IBM Latin America, having started her career as a management consultant at PwC. She holds a degree in Economics from FAAP – Fundação Armando Alvares Penteado, an MBA in Communications from ESPM and specialization in HR from the London Business School.
Marlene Fernandez. Mrs. Fernandez, 60, is Corporate Vice President for Government Relations and Leader of the Diversity and Inclusion Committee. Prior to joining Arcos Dorados in 2009, she served as an elected Member of the House of Representatives in Bolivia where she held various leadership positions, including Ambassador of Bolivia to the United States of America, Ambassador to the Organization of American States, Ambassador to the Government of Italy and Representative of Bolivia to different specialized agencies of the United Nations. She was also Bureau Chief and Main Political Correspondent for CNN Spanish in Washington, D.C. Ms. Fernandez holds a Master of Science in Broadcast Journalism from Boston University, graduated Summa Cum Laude from the Universidad Argentina John. F. Kennedy and has completed courses in Finance for Executives, Strategic Communications, Conflict Resolution and Negotiations in Conflict at Harvard University.
David Grinberg. Mr. Grinberg, 44, is our Vice President of Corporate Communications. Mr. Grinberg joined Arcos Dorados in 2010, as Sports Marketing Director to coordinate our sponsorship of the FIFA World Cup Brazil 2014 and 2016 Rio Olympic Games. He later served as Corporate Communications Director for the Brazil Division, before assuming his current role. Mr. Grinberg came from Samsung of Brazil where he led the Sports Marketing and Communications team. Prior to that, he served as Corporate Communications Director, Brazil Division of Nike. Mr. Grinberg holds a Bachelor’s Degree in Social Communication from FIAM in São Paulo, Brazil and a Master’s Degree in Corporate Communication & Public Affairs from the Cásper Líbero Foundation, also in São Paulo, Brazil.

Daniel Schleiniger. Mr. Schleiniger, 49, is our Vice President of Investor Relations. He joined Arcos Dorados in 2014 and, after leaving us to serve as Vice President of Investor Relations for BrightView Holdings, Inc. from October 2018 to December 2019, Mr. Schleiniger rejoined the Company in January 2020. Prior to joining Arcos Dorados, he worked at the Cisneros Group from 2000 to 2014, holding positions in investor relations, finance and treasury. Mr. Schleiniger’s experience also includes equity research at Morgan Stanley, corporate banking with Unibanco and consulting work for Wharton Econometric Forecasting Associates (WEFA). He holds a Bachelor of Science degree in chemistry as well as an MBA with a concentration in finance, both from the University of Delaware.
Gabriel Serber. Mr. Serber, 51, is our Vice President of Social Impact and Sustainable Development. He started his career in 1990 as a crew member in one of our restaurants in Buenos Aires, Argentina. He rose through the operation’s ranks until 2002, where he moved to McDonald’s global headquarters in Chicago to work as an operations manager, among other roles. He continued his tenure in Europe based in Paris where he was responsible for leading the deployment of several operational programs in Spain, Italy, Belgium, Holland, Portugal, Switzerland, Morocco and Greece. In 2008, he returned to Argentina in the role of Corporate Director of Operations Development. In 2013, he was transferred to Puerto Rico, where he was promoted to Managing Director for the Caribbean Region. In 2017, he returned to Argentina as Managing Director for that market. Finally, in 2019, he assumed the leadership of our Social Impact and Sustainable Development team, where he oversees all ESG matters for Arcos Dorados. Mr. Serber is a business graduate from Universidad Nacional de General San Martin in Buenos Aires, Argentina and has completed post graduate studies at the IAE Business School.
Karina Montiel. Mrs. Montiel, 50, is our Vice President of Supply Chain, having been appointed to the position in July 2021. She joined Arcos Dorados in 1996 as an administrative assistant while she completed her university studies. Since then, she began a path of constant growth within the Company, beginning with various positions within the finance department. In 2014, Mrs. Montiel took on a new role when she became Managing Director for the Uruguay market and, four years later, she became Finance Director for the Brazil Division. She has been recognized for her achievements and commitment to Arcos Dorados as a President’s Award recipient in 2012 and also by McDonald’s Corporation’s Global Women’s Leadership Network in 2018. Mrs. Montiel holds a degree in accounting from the Universidad de la República de Uruguay and a Senior MBA from the IEEM of the Universidad de Montevideo.
Magdalena Gonzalez Victorica. Mrs. Gonzalez Victorica, 48, is our Chief Technology Officer, having been appointed to this position in October 2021. She joined the Company’s Finance Department in Argentina in September 1999 and, after the formation of Arcos Dorados, she was involved in implementing and/or leading information technology projects in Mexico and Puerto Rico as well as establishing and then leading the Company’s Shared Services Center. In January 2011, she assumed the position of Business Services Director, responsible for Technology, Projects and the Shared Services Center. Mrs. Gonzalez Victorica was later appointed to lead the Company’s Experience of the Future (EOTF) restaurant modernization initiative, with the first EOTF restaurant opening at the end of 2016. Beginning in 2019, she became responsible for the Digital Factory “ADvance,” which was created to accelerate the Company’s digital transformation. Mrs. Gonzalez Victorica holds a Bachelor’s Degree in Accounting from the Universidad Católica Argentina.
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
The maximum number of shares that may be issued under the 2011 Plan is 5,238,235 class A shares, equal to 2.5% of our total outstanding class A and class B shares immediately following our initial public offering on April 14, 2011. In 2022, 116,223 class A shares were issued pursuant to the 2011 Plan.

We carried out a special grant of stock options and restricted share units in 2011 in connection with our initial public offering, which are fully vested. We also made recurring grants of stock options and restricted share units in each of the fiscal years from 2011 to 2019 (from 2015 to 2019 only restricted share units). Units granted from 2011 to 2017 are fully vested. Both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries, except for the 2019 award which vested on May 10, 2020. In the event of death, disability or retirement of the employee, any unvested portion of the annual award will fully vest. For all grants, each stock option granted represents the right to acquire one class A share at it’s a strike price equal to fair market value, while each restricted share unit represents the right to receive one class A share when vested.
The following table shows unvested restricted share units as of December 31, 2022:

Date of the grant	Restricted share units
May 10, 2016	—
May 10, 2017	—
May 10, 2018	61,776

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
•Type four Phantom RSUs vest 100% on April 30 of the year after the grant day.
We recognize compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The total compensation cost as of December 31, 2022 and 2021, relating to the Phantom RSUs amounted to $7.4 million and $3.5 million, respectively, and is recorded under “General and administrative expenses” within the consolidated statement of income (loss). The accrued liability is remeasured at the end of each reporting period until settlement.
The following table shows Phantom RSUs outstanding as of December 31, 2022:

Date of the grant	Phantom RSU, Type 1	Phantom RSU, Type 2	Phantom RSU, Type 3	Phantom RSU, Type 4
May 10, 2019	124,203	960,436	—	—
May 10, 2021	—	—	740,489	—
May 10, 2022	—	—	845,572	41,055
See Note 17 to our consolidated financial statements for additional information.
Compensation of Directors and Officers
General
The approximate aggregate annual total cash compensation for our executive officers in 2022, was $11.4 million. The approximate annual total cash compensation for our directors in 2022 was $1 million. We also issued an aggregate of 41,055 Phantom RSUs to our directors in 2022.

We have not entered into any service contracts with our directors to provide for benefits upon termination of employment.
C.    Board Practices
Our Committees
Audit Committee
Our audit committee consists of three directors, Mr. Michael Chu (chairman of the committee), Mr. José Alberto Vélez and Mr. José Fernández, who are independent within the meaning of the SEC and NYSE corporate governance rules applicable to foreign private issuers. Our Board of Directors has determined that Mr. Chu, Mr. Vélez and Mr. Fernández are also “audit committee financial experts” as defined by the SEC.
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
As of December 31, 2022, we had a total of approximately 93,647 employees in Company-operated restaurants and staff throughout the Territories. Of this number, 84% were crew, 12% were restaurant managers and the remainder were professional staff. Approximately 41% of our employees were located in Brazil.
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
The following table illustrates the distribution of our employees by division and employee category as of December 31, 2022.

Division	Crew	Restaurant Managers	Professional Staff	Total
Brazil	31,490	4,452	1,993	37,935
NOLAD	15,920	3,006	717	19,643
SLAD	31,043	3,732	897	35,672
Corporate and other	0	0	397	397
Total	78,453	11,190	4,004	93,647

Restaurant managers are responsible for the daily management of our restaurants. As such, we have a comprehensive training program for them that is focused on customer management practices, food preparation and other operational procedures. Standards are taught and continuously reinforced through the use of such training programs. We also use performance measurements on a continual basis, both internally and externally in connection with all our restaurants. Our internal on-site visit restaurant operations improvement process evaluates operational standards, which are compared globally to assure continuous improvement. We also contract third parties, which we refer to as third-party shoppers, to visit our restaurants anonymously and report on our performance. Our external third-party shopper measurements and customer satisfaction opportunity reports help maintain our competitiveness. In addition, Hamburger University provides restaurant managers, mid-managers and owner/operators with training on best practices in different aspects of our business. In 2022, approximately 158,315 people attended different courses or events, in person or online, organized by Hamburger University in areas such as restaurant and customer management, sales, diversity and inclusion, leadership and digital transformation.
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

Shareholder	Class A Shares	Percentage of Outstanding Class A Shares(1)	Class B Shares	Percentage of Outstanding Class B Shares(1)	Total Economic Interest(1)	Total Voting Interest(1) (2)
Los Laureles Ltd.(3)(4)	—	—	80,000,000	100.00%	37.99%	75.39%
Woods Staton(4)	16,350	*	—	—	*	*
Sergio Alonso	*	*	—	—	*	*
Annette Franqui	*	*	—	—	*	*
Carlos Hernández-Artigas	*	*	—	—	*	*
Juan David Bastidas	*	*	—	—	*	*
Karina Montiel	*	*	—	—	*	*
José Fernández	*	*	—	—	*	*
Marcelo Rabach	*	*	—	—	*	*
Mariano Tannenbaum	*	*	—	—	*	*
Sebastian Magnasco	*	*	—	—	*	*
Luana Matos(5)	*	*	—	—	*	*
Marlene Fernandez	*	*	—	—	*	*
Luis Raganato	*	*	—	—	*	*
Gustavo Pascualino	*	*	—	—	*	*
Rogerio De Moraes Barreira	*	*	—	—	*	*
Santiago Blanco	*	*	—	—	*	*
David Grinberg	*	*	—	—	*	*
Francisco Staton	*	*	—	—	*	*
Magdalena Gonzalez Victorica	*	*	—	—	*	*
Daniel Schleiniger	*	*	—	—	*	*
Gabriel Serber	*	*	—	—	*	*

*    Each of these directors and officers beneficially owns less than 1% of the total number of outstanding class A shares.
(1)    Percentages are based on 130,594,545 class A shares issued and outstanding as of the date of this annual report and exclude 2,309,062 class A shares issued and held in treasury.
(2)    Class A shares are entitled to one vote per share and class B shares are entitled to five votes per share.
(3)    Los Laureles Ltd. is beneficially owned by Mr. Woods Staton, our Executive Chairman. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.”
(4)    In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Woods Staton beneficially owns 16,350 class A shares (excluding 8,696 unvested restricted share units) directly, and indirectly through Chablais Investments S.A. (“Chablais”). On a combined basis, Mr. Woods Staton is the beneficial owner of an aggregate of 37.99% of the total economic interests of Arcos Dorados and 75.39% of its total voting interests. The address of Mr. Woods Staton is Mantua No. 6575 (esquina Potosí), Montevideo, Uruguay 11500. The address of Chablais is Level 1, Palm Grove House, Wickham’s Cay 1, Road Town, Tortola, BVI.
(5)    Luana Matos was appointed as Vice President of People and Culture on April 17, 2023, replacing Diego Benenzon who will serve as Vice President of Human Resources through May 2023.
As of the date of this annual report, our officers had been granted (i) a total of 939,306 restricted share units pursuant to the 2011 Plan. For more information, see “—B. Compensation—Long-term and Equity Incentive Plans” above.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue a maximum of 420,000,000 class A shares, no par value per share, and 80,000,000 class B shares, no par value per share. Each of our class A shares entitles its holder to one vote. Each of our class B shares entitles its holder to five votes. Los Laureles Ltd., our controlling shareholder, owns 37.99% of our issued and outstanding share capital, and 75.39% of our voting power by virtue of its ownership of 100% of our class B shares. The following table presents the beneficial ownership of our shares based on the most recent information available as of the date of this annual report:

Shareholder	Class A Shares	% of Outstanding Class A Shares	Class B Shares(1)	% of Outstanding Class B Shares(1)	Total Economic Interest(1)	Total Voting Interest(1) (2)
Los Laureles Ltd(3)(4)	—	—	80,000,000	100.0%	37.99%	75.39%
Woods Staton(4)	16,350	—	—	—	—	—
TIAA Board of Overseers(5)	15,706,394	12.03%	—	—	7.46%	2.96%
Invesco Ltd.(6)	14,764,520	11.31%	—	—	7.01%	2.78%
Remaining Public Shareholders	100,107,281	76.66%	—	—	47.54%	18.87%
Total(7)(8)	130,594,595	100.00%	80,000,000	100.00%	100.00%	100.00%(8)

(1)    Percentages are based on 130,594,545 class A shares issued and outstanding as of the date of this annual report and exclude 2,309,062 class A shares issued and held in treasury.
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
(4)    In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Woods Staton beneficially owns 16,350 class A shares (excluding 8,696 unvested restricted share units) directly, and indirectly through Chablais Investments S.A. (“Chablais”). On a combined basis, Mr. Woods Staton is the beneficial owner of an aggregate of 37.99% of the total economic interests of Arcos Dorados and 75.39% of its total voting interests. The address of Mr. Woods Staton is Mantua No. 6575 (esquina Potosí), Montevideo, Uruguay 11500. The address of Chablais is Level 1, Palm Grove House, Wickham’s Cay 1, Road Town, Tortola, BVI.
(5)    TIAA Board of Overseers is the ultimate parent of two funds, which filed Form 13F with the SEC on December 31, 2022: Teachers Advisors, LLC and TIAA-CREF Investment Management LLC. Based solely on the disclosure set forth in such Form 13F, as of December 31, 2022, these two funds together had sole voting power with respect to 15,706,394 class A shares and sole dispositive power with respect to 15,706,394 class A shares. The address of TIAA Board of Overseers is 730 Third Avenue, New York, NY 10017-3206.
(6)    Invesco Ltd. is the ultimate parent of four funds, which filed Form 13F with the SEC on December 31, 2022: Invesco Advisers, Inc., Invesco Asset Management Ltd., Invesco Capital Management LLC and Invesco Hong Kong Ltd. Based solely on the disclosure set forth in such Form 13F, as of December 31, 2022, these four funds together had sole voting power with respect to 14,764,520 class A shares and sole dispositive power with respect to 14,764,520 class A shares. The address of Invesco Ltd. is 1555 Peachtree Street NE, Suite 1800, Atlanta, GA 30309.
(7)    Numbers do not sum to 100% due to the effects of rounding.
(8)    Excludes 2,309,062 class A shares issued and held in treasury.
As of April 26, 2023, there were 7 class A shareholders of record. We believe the number of beneficial owners is substantially greater than the number of record holders because a large portion of class A shares is held in “street name” by brokers.
Los Laureles Ltd.
Los Laureles Ltd. is our controlling shareholder and is beneficially owned by Mr. Woods Staton, our Executive Chairman. Los Laureles Ltd. currently owns 37.99% of the economic interests of Arcos Dorados and 75.39% of its voting interests. Los Laureles Ltd. has established a voting trust with respect to the voting interests in us held by Los Laureles Ltd. Los Laureles Ltd. is the beneficiary of the voting trust. The voting trust exercises the vote of the class B shares through a voting committee, which consists of only Mr. Woods Staton. The decision of the voting committee must be approved by Los Laureles (PTC) Limited, a British Virgin Islands company that is a wholly owned subsidiary of Los Laureles Limited. Mr. Woods Staton is the sole director of Los Laureles (PTC) Limited. Without the consent of McDonald’s, Mr. Woods Staton may add any one or more of his descendants, certain other relatives, any board member of Arcos Dorados and the chief executive officer, chief operating officer or chief financial officer of Arcos Dorados to the committee.

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
In 2011, we entered into a master commercial agreement with Axionlog on arm’s-length terms pursuant to which Axionlog provides us with distribution inventory, storage (dry, frozen and chilled) and transportation services in Argentina, Chile, Colombia, Mexico, Uruguay, Peru, Venezuela and Ecuador. During 2021, Axionlog began providing logistics and transportation services in Martinique, French Guiana, Guadeloupe, Aruba and Curaçao. In late 2022, Axionlog services were also added to Saint Thomas and Saint Croix. Pricing under the agreement is determined pursuant to an agreed upon formula that is considered standard in the distribution services industry. Additionally, Axionlog must comply with McDonald’s quality program, the Distributor Quality Management System (DQMP) and other supplier requirements to maintain its status as a McDonald’s-approved supplier pursuant to the MFA. The pricing formula considers certain variables to determine the applicable fees, including (i) cost inputs (i.e., transportation expenses and salaries); (ii) time required for completion; (iii) storage requirements; (iv) merchandise volume; and (v) inflation and exchange rate adjustments. We use similar pricing formulas with our other distribution service providers in the territories not covered by Axionlog. Under the terms of the agreement, the pricing formula is reviewed on a yearly basis. During these reviews, we share information in order to find potential cost efficiencies and savings. In addition, we or Axionlog may request a renegotiation of the pricing formula in the event that, due to factors outside of our or their control, the formula is substantially altered based on changes to its variable inputs.
During 2022, we incurred $53.2 million in total distribution fees payable to Axionlog, which accounted for approximately 4.3% of our total food and paper costs.
See Note 24 to our consolidated financial statements for details of the outstanding balances and transactions with related parties as of December 31, 2022 and 2021 and for the fiscal years ended December 31, 2022, 2021 and 2020.
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
For purposes of this annual report, a joint venture is an entity that operates certain restaurants in the Company’s territory in which the Company is a stakeholder together with a third party. This third party is always a sub-franchisee of the Company. Although in most joint ventures the Company exercises control or significant influence over the entity’s operating and financial policies, the third party is responsible for the day-to-day operation of the entity’s restaurants. Restaurants operated by entities in which the Company has a majority stake are considered to be Company-operated; whereas, entities in which the Company holds a minority stake are considered to be franchised.
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
The lawsuit is currently before the 22nd DF Labor Court in Brasilia. On March 27, 2017, the Labor Court entered a judgment rejecting all claims made by the coalition of labor unions and affirmed that the coalition was not able to prove its allegations. The coalition filed an appeal against it, and the Regional Labor Court determined to reopen the discovery phase for the parties to take depositions of witnesses, after which the 22nd DF Labor Court in Brasilia (first instance) will judge the claim again. We presented an appeal against this decision that was denied, and the discovery phase was reopened. A new discovery hearing was scheduled for May 4, 2020 but, due to the COVID-19 pandemic, the hearing was cancelled. The hearing occurred on August 2021, and on October 2021 we were notified of the decision that rejected all claims made by the coalition of labor unions. The labor prosecutor and labor union appealed the court’s decision and the Regional Labor Court denied all the appeals. Against this decision, labor prosecutor and labor union appealed to the Superior Labor Court but those appeals were rejected due to non-compliance with legal requirements. Against this decision, labor prosecutor and labor union presented a new appeal to the Superior Labor Court that is still pending.
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
In parallel with the judicial lawsuit’s developments, the Labor Prosecutor’s Office initiated an administrative audit regarding the company’s compliance with the TAC. On November 2016, the Labor Prosecutor’s Office claimed that it had identified violations of the TAC and demanded R$13 million in connection with such violations. On April 3, 2017, we submitted a petition and documents as evidence that we have complied with the settlement, rejecting the Labor Prosecutor’s claims. We attended a series of hearings with the Labor Prosecutor’s Office to discuss TAC compliance, Arcos’ petition, and the possibility of entering into a new settlement in order to reduce the previous commitments and the fines assumed by us. On March 24, 2023, the Labor Prosecutor’s Office requested that we present evidence of compliance with the obligations negotiated on TAC in April 2023.
Administrative Investigation under Labor Prosecutor’s Office
The Labor Prosecutor’s Office in Curitiba initiated an administrative procedure to investigate Arcos Dourados in May 2019, based on a complaint made by the General Union of Workers (“UGT”) that alleged systematic workplace harassment, moral and sexual harassment and racial discrimination. On July 2020, another administrative procedure was initiated by the Labor Prosecutor’s Office in São Paulo, based on a compliant made by UGT, the Central Workers Union (CUT) and other workers unions that also alleged systematic workplace harassment. The procedures have now been joined under the second administrative procedure. In response to the allegations, Arcos Dourados has presented evidence of its good practices related to the subject, which it believes disproves the allegations of systematic discrimination, moral and sexual harassment. The first hearing was held on January 25, 2021 and a second hearing was held on March 8, 2022. At the second hearing, parties discussed the possibility of settlement with an agreement to improve internal procedures and training to avoid sexual harassment, moral and racial discrimination in the restaurants, without any payment of damages. UGT is expected to present additional comments regarding the proposed settlement, after which Arcos will also have the opportunity to provide its own comments. We attended hearings with the Labor Prosecutor and presented our comments on the Labor Prosecutor’s settlement proposal. At the end of December 2022, the Labor Prosecutor did not agree with our comments and presented a recommendation, which contains a list of procedures to be adopted by Arcos. Additionally, the Labor Public Prosecutor determined that Arcos must prove the adoption of those procedures by the end of March 2023. On March 20, 2023, we presented documentation (e.g., presentations, trainings, Company policies, evidence of communications with employees, internal procedures of hotline investigations, among others) to the Labor Prosecutor to evidence that we are improving our internal procedures and trainings in compliance with all the obligations established in the recommendation. The Labor Prosecutor decided to suspend the procedure for the next six months, due to Arcos’ collaborative behavior and the documents that evidenced the Company is in compliance with the recommendation. In addition, the Labor Prosecutor determined that Arcos must evidence, in October 2023, the adoption of procedures that will be implemented within the next six month period, as we indicated in our petition. Isolated cases alleging discrimination and/or moral and sexual harassment are also being discussed within minor administrative investigations and individual labor claims filed in Brazil.
Brazilian Federal Custom Authorities Infraction Notices
As of August 2021, Arcos Dourados Comércio de Alimentos S.A. (our Brazilian “Subsidiary”) became aware of notices of infraction presented by Brazilian federal customs authorities (Alfândega da Receita Federal) alleging improprieties by a supplier of our Subsidiary, related to the importation of certain products in 2017, 2018 and 2019. We believe these charges are improper and, together with our supplier, we have submitted the appropriate administrative defense of our position. This matter is ongoing and in a preliminary administrative phase and, as of the date of this annual report, a ruling by the administrative authorities is pending. We will defend ourselves vigorously in this and any related proceedings.

Retained Lawsuits and Contingent Liabilities
We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of December 31, 2022 we maintained a provision for contingencies amounting to $52.7 million ($40.7 million as of December 31, 2021) and judicial deposits amounting to $7.9 million ($6.6 million as of December 31, 2021) in connection with the proceedings. As of December 31, 2022, the net amount of $44.8 million included $42.6 million as a non-current liability. See Note 18 to our consolidated financial statements for more details.
Pursuant to the Acquisition, McDonald’s Corporation indemnifies us for certain Brazilian claims. As of December 31, 2022, the provision for contingencies included $1.3 million ($1.2 million as of December 31, 2021) related to a Brazilian claim that is covered by the indemnification agreement. As a result, we have recorded a non-current asset in respect of McDonald’s Corporation’s indemnity within “Miscellaneous” in our consolidated balance sheet.
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
As of December 31, 2022, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $211 million, related to assessments for the fiscal years 2009 to 2017. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.
In addition, there are certain matters related to the interpretation of other tax, customs (including the alleged infraction mentioned above), labor and civil laws for which there is a reasonable possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 in a range of $430 million and $469 million. In accordance with ASC 405-20-50-6, unasserted claims or assessments that do not meet the conditions mentioned have not been included.

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
Holders of common shares will be entitled to receive dividends, if any, paid on the common shares. In 2022, our Board of Directors declared a cash dividend of $0.15 per share to all class A and B shareholder of the Company, paid in three quarterly installments of $0.04 per share on March 31, 2022, June 30, 2022 and September 30, 2022 and one quarterly installment of $0.03 per share on December 30, 2022. On March 15, 2023, the Board of Directors announced a $0.19 per share dividend to all class A and B shareholders of the Company to be paid in three quarterly installments of $0.05 per share on March 30, 2023, June 28, 2023, and September 28, 2023 and one quarterly installment of $0.04 per share on December 27, 2023.
The amounts and dates of future dividend payments, if any, will be subject to, among other things, the discretion of our Board of Directors. Accordingly, there can be no assurance that any future distributions will be made, or, if made, as to the amount of such distributions.
B.    Significant Changes
Except as otherwise disclosed in this annual report, we are not aware of any significant changes that have occurred since December 31, 2022.
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
As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue up to 420,000,000 class A shares and 80,000,000 class B shares. As of the date of this annual report, 130,594,545 class A shares and 80,000,000 class B shares are issued, fully paid and outstanding. In addition, 2,309,062 class A shares are issued and being held in treasury.
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
Inspection of Books and Records
Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Under British Virgin Islands law, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the British Virgin Islands Registrar of Corporate Affairs which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments), a list of the names of the company’s directors and records of license fees paid to date, and will also disclose any articles of dissolution, articles of merger and a register of registered charges if such a register has been filed in respect of the company.
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
The continuing franchise fee is paid, with respect to each calendar month, to McDonald’s in an amount generally equal to 7% of the U.S. dollar equivalent of the gross sales, as defined therein, of each of the McDonald’s restaurants in the Territories for that calendar month, minus, as applicable, a brand building adjustment. During the first 10 years of the MFAs, the brand building adjustment is 2% of the gross sales, for a net continuing franchise fee payment of 5% of the gross sales. During years 11 through 15 of the MFAs, the brand building adjustment will be 1% of the gross sales, for a net continuing franchise fee payment of 6%; and the brand building adjustment will be 0% thereafter, for a net continuing franchise fee payment of 7% of the gross sales. In addition, on January 25, 2017, McDonald’s Corporation agreed to provide growth support for the years 2017, 2018 and 2019. The impact of this support resulted in an effective royalty rate of 5.2% in 2017, 5.4% in 2018 and 5.5% in 2019. McDonald’s Corporation had previously agreed to provide growth support for the years 2020, 2021 and 2022. However, due to the business disruptions caused by the COVID-19 pandemic, in 2021, we agreed with McDonald’s to withdraw the previously-approved 2020-2022 growth and investment plan and, on December 18, 2020, we reached an agreement with McDonald’s on a growth and investment plan for 2021 only. In January 2022, we reached an agreement with McDonald’s on a new growth and investment plan. To support our future growth, we plan to open at least 200 new restaurants and to modernize at least 400 restaurants, with capital expenditures of approximately $650 million from 2022 to 2024. In addition, McDonald’s Corporation agreed to continue providing growth support subject to our compliance with the terms of the growth and investment plan which resulted in an effective royalty rate of 5.6% of sales in 2022 and is expected to result in an effective royalty rate of about 6.0% of sales in both 2023 and 2024.
We are responsible for collecting the continuing franchise fee from our sub-franchisees and must pay that amount to McDonald’s. In the event that a sub-franchisee does not pay the full amount of the fee or any of our subsidiaries are unable to transfer funds to us due to currency restrictions or otherwise, we are responsible for any resulting shortfall. Due to the COVID-19 pandemic, McDonald’s agreed to defer all franchise fee payments due, both for company-operated and sub-franchisee-operated restaurants, for March, April, May, June and July 2020 sales until the first half of 2021. We paid all deferred royalties due by early May 2021 and there were no outstanding balances due from deferred royalties as of December 31, 2022. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—Our financial condition and results of operations depend, to a certain extent, on the financial condition of our sub-franchisees and their ability to fulfill their obligations under their franchise agreements,” “—Risks Related to Our Results of Operations and Financial Condition—We are subject to significant foreign currency exchange controls, currency devaluation and cross-border money transfer controls and restrictions in certain countries in which we operate, which could affect our ability to move our cash flow and pay dividends out from those countries,” and “—Risks Related to Our Business and Operations—Our business activity and results of operations may be negatively affected by unforeseen events, such as disruptions, natural disasters, adverse weather conditions, war, such as the Russia-Ukraine war, pandemics, such as the COVID-19 pandemic, or other catastrophic events.”
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
Call Option Right and Security Interest in Equity Interests of the Company
Under the MFAs, McDonald’s has the right, or “Call Option”, to acquire our non-public shares or our interests in one or more Territories upon: (i) the expiration of the initial term of the MFAs on August 2, 2027 if the initial term is not extended, (ii) the occurrence of a material breach of the MFAs or (iii) during the period of 12 months following the earlier of (x) the 18th month anniversary of the death or permanent incapacity of Mr. Woods Staton or (y) the receipt by McDonald’s of notice from Mr. Woods Staton’s heirs that they have elected to have the period of 12 months commence as of the date specified in the notice. McDonald’s generally has the right either to exercise the Call Option with respect to all of the Territories, or, in its sole discretion, with respect to the Territory or Territories identified by McDonald’s as being affected by such material breach or to which such material breach may be attributable except upon the occurrence of an initial material breach relating to any Territory or Territories in which there are less than 100 restaurants in operation. In such case, McDonald’s only has the right to acquire the equity interests of any of our subsidiaries in the relevant Territory or Territories. As of December 31, 2022, we had more than 100 restaurants in operation in each of Argentina, Brazil and Mexico. In Venezuela, Puerto Rico and Chile, we had 98, 95 and 93 restaurants in operation, respectively, and no other Territory had more than 90 restaurants in operation.

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
For the three-month periods ended from June 30, 2020, September 30, 2020 and December 31, 2020, we were not in compliance with the fixed charge coverage ratio and leverage ratio. As of September 30, 2021, however, we were once again in compliance with the fixed charge coverage ratio and for the tree-month periods ended from December 31, 2021 to December 31,2022 we were in compliance with both required ratios. The ratios for these periods were as follows:
Arcos Dorados Financial Ratios under the MFA

	Quarter ended
	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
Leverage Ratio	3.94	3.67	3.43	3.42	3.42
Fixed Charge Coverage Ratio	1.89	1.93	1.91	1.98	1.85

Letters of Credit
As security for the performance of our obligations under the MFAs, we have obtained (i) on August 3, 2007, an irrevocable standby letter of credit in favor of McDonald’s in an amount of $65.0 million and later reduced to $45.0 million on October 30, 2015, issued by Credit Suisse acting as issuing bank through its Cayman Islands Branch, (ii) on May 9, 2011, an irrevocable standby letter of credit in favor of McDonald’s in an amount of $15.0 million, issued by Itaú, acting as issuing bank through its New York Branch, and (iii) on November 3, 2015, an irrevocable standby letter of credit in favor of McDonald’s in an amount of $20.0 million, issued by JPMorgan, acting as issuing bank through its New York Branch. The Credit Suisse, Itaú and JPMorgan letters of credit expire on August 2, 2027, June 24, 2024 and June 11, 2024, respectively, but we will be required by the MFAs to renew these letters of credit or obtain new standby letters of credit in the same amount.
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
Although we do not have any amounts outstanding under our letters of credit at this time, any default under the letters of credit would also result in a material breach of our obligations under the MFAs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—Our business activity and results of operations may be negatively affected by unforeseen events, such as disruptions, natural disasters, adverse weather conditions, war, such as the Russia-Ukraine war, pandemics, such as the COVID-19 pandemic, or other catastrophic events.”
We received waivers from our lenders for any event of default which may have occurred related to compliance with the financial ratio covenants in our letters of credit, which are measured at the end of each quarter, through and including the first quarter of 2021, for Itaú and JPMorgan, and December 31, 2021 for Credit Suisse. As of December 31, 2022, we did not have any waivers from our lenders, as we were in compliance with the financial ratio covenants in our letters of credit.

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
D.    Exchange Controls
There are currently no exchange control regulations in the BVI applicable to us or our shareholders. For information about any exchange controls or restrictions in Argentina, Brazil, Mexico and Chile, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls.”
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
Amendments have been made to the Mutual Legal Assistance (Tax Matters) Act 2003 and orders have been made pursuant to this statute (the “BVI Legislation”) to give effect to the terms of the U.S. IGA under BVI law. Guidance notes were published by the government of the BVI in March 2015 to provide practical assistance to entities and others affected by the U.S. IGA and the BVI Legislation (the “FATCA Guidance Notes”). Further amendments have been made to the BVI Legislation to give effect to the terms of the CRS, which took effect on January 1, 2016. The implementing legislation makes it clear that the CRS commentary published by the OECD is an integral part of the CRS and applies for the purposes of the automatic exchange of financial account information. Additional guidance was issued by the BVI International Tax Authority (the “ITA”) in October 2016 (and most recently updated by the ITA in August 2022) to aid with compliance with the BVI legislation relating to CRS (the “CRS Guidance Notes”).
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
Passive Foreign Investment Company Rules
We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our 2022 taxable year. However, because the application of the Treasury Regulations is not entirely clear and because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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
Foreign Currency Exchange Rate Risk
Foreign Currency Exchange Rate Risk in 2022
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
A depreciation of 10% in the value of the Brazilian reais against the U.S. dollar would result in a net foreign exchange loss totaling $12.8 million over (i) U.S. dollar-denominated intercompany loans held by our Brazilian subsidiary partially offset by derivatives of $101.8 million, (ii) the Brazilian reais-denominated intercompany receivable held by our subsidiary Arcos Dorados B.V. and Brazilian subsidiaries of R$203.5 million (including accrued interest), (iii) the Brazilian reais-denominated intercompany payable held by our subsidiaries, Arcos Dorados B.V. and LatAm LLC (R$6.2 million), (iv) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $1.9 million as of December 31, 2022.
An appreciation of 10% in the value of the European euro against the U.S. dollar would result in a foreign exchange loss of $7.4 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Martinique of $66.8 million as of December 31, 2022.
An appreciation of 10% in the value of the Costa Rican colones against the U.S. dollar would result in a foreign exchange loss of $5.7 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Costa Rica of $52.2 million as of December 31, 2022.

An appreciation of 10% in the value of the Mexican peso against the U.S. dollar would result in a foreign exchange loss of $4 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiaries in Mexico of $36.4 million as of December 31, 2022.
An appreciation of 10% in the value of the Uruguayan peso against the U.S. dollar would result in a foreign exchange loss of $3.6 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiaries in Uruguay of $33.1 million as of December 31, 2022.
An appreciation of 10% in the value of the Argentine peso against the U.S. dollar would result in a foreign exchange loss of $1.3 million mainly related to the Argentine peso-denominated intercompany payable held by our subsidiary LatAm LLC (ARS$2,126.3 million), as of December 31, 2022.
Fluctuations in the value of the other local currencies against the U.S. dollar would not result in material foreign exchange gains or losses as of December 31, 2022 since there are no other significant intercompany balances exposed to foreign exchange risk.
Summary of Foreign Currency Exchange Rate Risk in 2021
We are exposed to foreign currency exchange rate risk primarily in connection with the fluctuation in the value of the local currencies of the countries in which we operate, such as the Brazilian real and the Mexican peso, among others. We generate revenues and cash from our operations in local currencies while a significant portion of our long-term debt is denominated in U.S. dollars. An adverse change in foreign currency exchange rates would therefore affect the generation of cash flow from operations in U.S. dollars, which could negatively impact our ability to pay amounts owed in U.S. dollars. In order to partially mitigate the foreign exchange rate risk related to our long-term debt, we entered into certain derivative instruments. See Note 13 to our consolidated financial statements for more detail. Moreover, our continuing franchise fee payments to McDonald’s pursuant to the MFAs must be translated into and paid in U.S. dollars using the exchange rate of the last business day of the month, payable on the seventh day subsequent to each month-end. As such, in the intervening period we are subject to foreign exchange risk.
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
A depreciation of 10% in the value of the Peruvian sol against the U.S. dollar would result in a foreign exchange loss of $2.4 million mainly related to the outstanding U.S. dollar-denominated intercompany payable held by our subsidiary in Peru of $26.6 million as of December 31, 2021.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.    Material Modifications to Instruments
None.
B.    Material Modifications to Rights
None.
C.    Withdrawal or Substitution of Assets
None.
D.    Change in Trustees or Paying Agents
None.
E.    Use of Proceeds
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
A.     Disclosure Controls and Procedures
As of December 31, 2022, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2022 in ensuring that information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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
Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the guidelines set forth by the COSO.
Based on this assessment, management believes that, as of December 31, 2022, its internal control over financial reporting was effective based on those criteria.

Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, has audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2022.
C.     Attestation Report of the Registered Public Accounting Firm
Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, has audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2022, as stated in their report which appears below.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ARCOS DORADOS HOLDINGS INC.:

Opinion on Internal Control over Financial Reporting

We have audited Arcos Dorados Holdings Inc.’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Arcos Dorados Holdings Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”) and our report dated March 15, 2023 expressed an unqualified opinion thereon.

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
Member of Ernst & Young Global Limited

Buenos Aires, Argentina
March 15, 2023

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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table describes the amounts billed to us by the principal accountant, for audit and other services performed in fiscal years 2022 and 2021.

	2022	2021
	(in thousands of U.S. dollars)
Audit fees	$2,545	$2,159
Audit-related fees	46	42
Tax fees	448	271
All other fees	51	—

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
Audit-Related Fees
Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal year 2022 and not reported under the previous category. These services would include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
In 2021 and 2022, the Company did not purchase any class A shares. However, on July 23, 2021, the Company distributed 2,960,926 treasury shares to satisfy an approved distribution of class A shares to shareholders.
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
Director independence
The NYSE Standards require a majority of the membership of NYSE-listed company boards to be composed of independent directors. Neither British Virgin Islands law, the law of our country of incorporation, nor our memorandum and articles of association require a majority of our board to consist of independent directors. Our Board of Directors currently consists of eleven members, six of whom are independent directors.
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

ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
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

2.3
Indenture dated April 27, 2022 among Arcos Dorados B.V., as issuer, Arcos Dorados Holdings Inc., as Parent Guarantor, the Subsidiary Guarantors named therein, Citibank N.A., as trustee, registrar, paying agent and transfer agent, and Banque Internationale á Luxembourg, Société Anonyme, as Luxembourg paying agent, incorporated herein by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022.

2.4
Description of the Registrant’s Capital Stock, incorporated herein by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 29, 2020.

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

4.12
Amendment to Letter of Credit Reimbursement Agreement dated October 30, 2015 between Arcos Dorados B.V. and Credit Suisse AG, Cayman Islands Branch, incorporated herein by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022.

4.13*	Fifth Amendment to Letter of Credit Reimbursement Agreement dated July 20, 2022 between Arcos Dorados B.V. and Credit Suisse AG, Cayman Islands Branch.
4.14
ISDA Schedule to the 2002 Master Agreement dated as of December 14, 2009 between Morgan Stanley & Co. International plc and Arcos Dorados B.V., incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1(File No. 333-173063) filed with the SEC on March 25, 2011.

4.15
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

4.19
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

Exhibit No.	Description
4.24
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

4.28
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

4.29
Amendment No. 2 dated as of November 2, 2021 to the Application and Agreement for Irrevocable Standby Letter of Credit Agreement dated as of November 3, 2015 among Arcos Dorados B.V., as applicant, McDonald’s Latin America, LLC, as beneficiary, and JPMorgan Chase Bank, N.A., as lender, incorporated herein by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022.

4.30
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

4.31
Credit Agreement dated as of December 11, 2020 among Arcos Dorados Holdings Inc., as borrower, certain subsidiaries of the borrower, as guarantors and JPMorgan Chase Bank, N.A., as lender, incorporated herein by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 29, 2021.

4.32
First Amendment, dated as of March 8, 2021, to the Amended and Restated Credit Agreement dated as of December 11, 2020 among Arcos Dorados Holdings Inc., as borrower, certain subsidiaries of the borrower, as guarantors and JPMorgan Chase Bank, N.A., as lender, incorporated herein by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022.

4.33
Second Amendment, dated as of December 10, 2021, to the Amended and Restated Credit Agreement dated as of December 11, 2020 among Arcos Dorados Holdings Inc., as borrower, certain subsidiaries of the borrower, as guarantors and JPMorgan Chase Bank, N.A., as lender, incorporated herein by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022.

4.34*
Third Amendment, dated as of December 12, 2022, to the Amended and Restated Credit Agreement dated as of December 11, 2020 among Arcos Dorados Holdings Inc., as borrower, certain subsidiaries of the borrower, as guarantors and JPMorgan Chase Bank, N.A., as lender.

4.35
Continuing Standby Letter of Credit Agreement dated as of June 24, 2021 among Arcos Dorados Holdings Inc., as applicant, McDonald’s Latin America, LLC, as beneficiary, and Itaú Unibanco S.A., Miami Branch, as lender, incorporated herein by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022.

4.36
Subsidiary Joinder Agreement dated as of October 27, 2021 between Arcos Dorados Puerto Rico, LLC, as additional guarantor and JPMorgan Chase Bank, N.A., as lender pursuant to the Amended and Restated Credit Agreement, dated as of December 11, 2020, incorporated herein by reference to Exhibit 4.34 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022.

Exhibit No.	Description
4.37
Subsidiary Joinder Agreement dated as of October 27, 2021 between Golden Arch Development LLC, as additional guarantor and JPMorgan Chase Bank, N.A., as lender pursuant to the Amended and Restated Credit Agreement, dated as of December 11, 2020., incorporated herein by reference to Exhibit 4.35 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022.

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
Name: Mariano Tannenbaum
Title: Chief Financial Officer

Date: April 28, 2023

Arcos Dorados Holdings Inc.

Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ARCOS DORADOS HOLDINGS INC.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Arcos Dorados Holdings Inc. (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the company´s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 15, 2023, expressed an unqualified opinion thereon.

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

Impairment of long-lived assets for markets with impairment indicators

Description of the Matter
As of December 31, 2022, the carrying amount of long-lived assets is thousands of $1,724,110, including PPE, Leases right of use assets, net, and intangible assets. As a result of its impairment assessment exercise, the Company recorded a loss of thousands of $1,171, during 2022.

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

We also assessed the completeness of the related disclosures in note 3 to the consolidated financial statements.

Tax and labor contingencies
Description of the Matter	The Company has operations in Brazil representing 39.5% of the revenues of the group for the year ended December 31, 2022 and maintains a provision for tax and labor contingencies in that country that represents a 77% of the provision for contingencies balance of the group as of December 31, 2022. As described in note 18, the Company assesses the likelihood of any adverse judgments in labor claims or outcomes on its tax positions, including income tax and other taxes, based on the technical merits of a tax position derived from legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position or labor claim.

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

Buenos Aires, Argentina
March 15, 2023

Arcos Dorados Holdings Inc.
Consolidated Statements of Income (Loss)
For the fiscal years ended December 31, 2022, 2021 and 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2022	2021	2020
Sales by Company-operated restaurants	$3,457,491	$2,543,907	$1,894,618
Revenues from franchised restaurants	161,411	116,034	89,601
Total revenues	3,618,902	2,659,941	1,984,219

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,227,293)	(899,077)	(677,087)
Payroll and employee benefits	(668,764)	(482,608)	(413,074)
Occupancy and other operating expenses	(967,690)	(772,169)	(624,154)
Royalty fees	(194,522)	(131,401)	(110,957)
Franchised restaurants – occupancy expenses	(68,028)	(50,627)	(43,512)
General and administrative expenses	(239,263)	(210,909)	(171,382)
Other operating income (expenses), net	11,080	26,369	(10,807)
Total operating costs and expenses	(3,354,480)	(2,520,422)	(2,050,973)
Operating income (loss)	264,422	139,519	(66,754)
Net interest expense and other financing results	(43,750)	(49,546)	(33,392)
Loss from derivative instruments	(10,490)	(5,183)	(2,297)
Foreign currency exchange results	16,501	(9,189)	(31,707)
Other non-operating (expenses) income, net	(287)	2,185	2,296
Income (loss) before income taxes	226,396	77,786	(131,854)
Income tax expense	(85,476)	(31,933)	(17,532)
Net income (loss)	140,920	45,853	(149,386)
Less: Net income attributable to non-controlling interests	(577)	(367)	(65)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$140,343	$45,486	$(149,451)

Eearnings per share information:
Basic net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.67	$0.22	$(0.72)
Diluted net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	0.67	0.22	(0.72)

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Comprehensive Income (Loss)
For the fiscal years ended December 31, 2022, 2021 and 2020
Amounts in thousands of US dollars

	2022	2021	2020
Net income (loss)	$140,920	$45,853	$(149,386)

Other comprehensive income (loss), net of tax:

Foreign currency translation	16,050	(37,372)	(76,382)
Post-employment benefits (expenses):
Gain (loss) recognized in accumulated other comprehensive loss	236	(190)	(195)
Reclassification of net loss to consolidated statement of income	90	152	236
Post-employment benefits (expenses) (net of deferred income taxes of $(197), $21 and $(70)).	326	(38)	41
Cash flow hedges:
Net (loss) gain recognized in accumulated other comprehensive loss	(26,255)	19,698	54,287
Reclassification of net loss (gain) to consolidated statement of income	7,669	(5,301)	(43,324)
Cash flow hedges (net of deferred income taxes of $3,038, $(2,332) and $(2,582))	(18,586)	14,397	10,963
Securities available for sale:
Unrealized loss on available for sale securities	(3,624)	—	—
Securities available for sale	(3,624)	—	—
Total other comprehensive loss	(5,834)	(23,013)	(65,378)
Comprehensive income (loss)	135,086	22,840	(214,764)
Less: Comprehensive income attributable to non-controlling interests	(435)	(262)	(42)
Comprehensive income (loss) attributable to Arcos Dorados Holdings Inc.	$134,651	$22,578	$(214,806)

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Balance Sheet
As of December 31, 2022 and 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated

ASSETS	2022	2021
Current assets
Cash and cash equivalents	$266,937	$278,830
Short-term investment	37,459	—
Accounts and notes receivable, net	124,273	82,180
Other receivables	26,790	22,031
Inventories	50,088	37,800
Prepaid expenses and other current assets	119,995	119,275
Derivative instruments	58,821	—
Total current assets	684,363	540,116
Non-current assets
Miscellaneous	81,662	71,442
Collateral deposits	2,500	2,500
Property and equipment, net	856,085	743,533
Net intangible assets and goodwill	54,569	38,808
Deferred income taxes	87,972	67,802
Derivative instruments	34,088	120,371
Equity method investments	14,708	13,105
Lease right of use asset, net	820,683	763,580
Total non-current assets	1,952,267	1,821,141
Total assets	$2,636,630	$2,361,257
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$353,468	$269,215
Royalties payable to McDonald’s Corporation	21,280	15,933
Income taxes payable	65,311	70,276
Other taxes payable	81,371	67,086
Accrued payroll and other liabilities	115,327	89,923
Provision for contingencies	2,272	2,140
Interest payable	7,906	11,383
Short-term debt	318	—
Current portion of long-term debt	19,033	4,741
Derivative instruments	10,215	8,046
Operating lease liabilities	82,911	79,120
Total current liabilities	759,412	617,863
Non-current liabilities
Accrued payroll and other liabilities	28,781	21,900
Provision for contingencies	42,567	31,946
Long-term debt, excluding current portion	711,671	739,217
Derivative instruments	18,167	14,880
Deferred income taxes	3,931	7,170
Operating lease liabilities	747,674	707,119
Total non-current liabilities	1,552,791	1,522,232
Total liabilities	$2,312,203	$2,140,095
Equity
Class A shares of common stock	$389,393	$388,369
Class B shares of common stock	132,915	132,915
Additional paid-in capital	9,206	10,101
Retained earnings	424,936	316,180
Accumulated other comprehensive loss	(613,460)	(607,768)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc. shareholders’ equity	323,623	220,430
Non-controlling interests in subsidiaries	804	732
Total equity	324,427	221,162
Total liabilities and equity	$2,636,630	$2,361,257

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2022, 2021 and 2020
Amounts in thousands of US dollars

	2022	2021	2020
Operating activities
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$140,343	$45,486	$(149,451)
Adjustments to reconcile net income (loss) attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	119,777	120,394	126,853
Loss from derivative instruments	10,490	5,183	2,297
Amortization and accrual of letter of credit fees and deferred financing costs	5,342	4,247	3,505
Deferred income taxes	(15,449)	(16,066)	471
Foreign currency exchange results	(6,940)	4,031	35,928
Accrued net share-based compensation expense	6,089	758	1,360
Impairment of long-lived assets and goodwill	1,171	1,573	7,721
Write-off of property and equipment	3,143	3,095	4,501
Gain on contribution of businesses in equity method investment	—	(8,501)	—
Others, net	(2,845)	5,279	(10,435)
Changes in assets and liabilities:
Accounts payable	111,958	78,201	(23,993)
Accounts and notes receivable and other receivables	(56,790)	(4,689)	(13,210)
Inventories, prepaid and other assets	(33,173)	(38,655)	(25,032)
Income taxes payable	18,637	41,530	(5,825)
Other taxes payable	8,874	14,211	13,014
Accrued payroll and other liabilities and provision for contingencies	32,873	29,992	16,755
Royalties payable to McDonald’s Corporation	5,457	(27,167)	28,981
Others	(3,520)	(858)	2,526
Net cash provided by operating activities	345,437	258,044	15,966
Investing activities
Property and equipment expenditures	(217,115)	(114,999)	(86,311)
Purchases of restaurant businesses paid at acquisition date	(4,800)	(185)	(3,833)
Proceeds from sales of property and equipment, restaurant businesses and related advances	2,714	1,987	800
Acquisitions of short-term investments	(41,083)	—	—
Other investing activity	635	4,918	638
Net cash used in investing activities	(259,649)	(108,279)	(88,706)
Financing activities
Collection of derivative instruments	—	23,240	—
Issuance of 2029 Notes	349,969	—	—
Issuance of 2027 Notes	—	—	153,375
Open Market Repurchases of 2029 Senior Notes	(12,014)	—	—
Cash Tender & Open Market Repurchases of 2027 Senior Notes	(159,034)	(18,364)	—
Cash Tender, Partial Redemption & Open Market Repurchases of 2023 Senior Notes	(192,380)	(16,231)	—
Dividend payments to Arcos Dorados Holdings Inc. shareholders	(31,587)	(21)	(10,220)
Net short-term borrowings	359	—	(10,578)
Payments of other long term debt	(8,327)	(2,573)	(2,185)
Other financing activities	(6,964)	(3,977)	(4,383)
Net cash (used in) provided by financing activities	(59,978)	(17,926)	126,009
Effect of exchange rate changes on cash and cash equivalents	(37,703)	(18,998)	(9,160)
(Decrease) increase in cash and cash equivalents	(11,893)	112,841	44,109
Cash and cash equivalents at the beginning of the year	278,830	165,989	121,880
Cash and cash equivalents at the end of the year	$266,937	$278,830	$165,989

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2022, 2021 and 2020
Amounts in thousands of US dollars

	2022	2021	2020
Supplemental cash flow information:
Cash paid during the year for:
Interest	$56,370	$52,578	$57,066
Income tax	78,935	34,543	22,502
Non-cash investing and financing activities:
Stock dividend distribution to Arcos Dorados Holdings Inc.’ Shareholders, at cost	—	20,180	20,453
Seller financing pending of payment and settlement of franchise receivables related to purchases of restaurant businesses	816	—	1,606
Contribution of businesses in equity method investment	—	11,012	—

See Notes to the Consolidated Financial Statements

Arcos Dorados Holdings Inc.
Consolidated Statements of Changes in Equity
For the fiscal years ended December 31, 2022, 2021 and 2020
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Common Stock in treasury		Total	Non-controlling interests	Total
	Number	Amount	Number	Amount				Number	Amount
Balances at December 31, 2019	132,063,631	383,204	80,000,000	132,915	13,375	471,149	(519,505)	(7,993,602)	(60,000)	421,138	428	421,566
Net loss for the year	—	—	—	—	—	(149,451)	—	—	—	(149,451)	65	(149,386)
Other comprehensive loss	—	—	—	—	—	—	(65,355)	—	—	(65,355)	(23)	(65,378)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.05 per share)	—	—	—	—	—	(10,220)	—	—	—	(10,220)	—	(10,220)
Cash Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(130)	—	—	—	(130)	—	(130)
Stock Dividends to Arcos Dorados Holdings Inc.’s shareholders (75 shares per share)	—	—	—	—	—	(20,453)	—	2,723,614	20,453	—	—	—
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	472,130	3,399	—	—	(3,399)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	1,564	—	—	—	—	1,564	—	1,564
Balances at December 31, 2020	132,535,761	386,603	80,000,000	132,915	11,540	290,895	(584,860)	(5,269,988)	(39,547)	197,546	470	198,016
Net income for the year	—	—	—	—	—	45,486	—	—	—	45,486	367	45,853
Other comprehensive loss	—	—	—	—	—	—	(22,908)	—	—	(22,908)	(105)	(23,013)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders (fractional shares)	—	—	—	—	—	(21)	—	—	—	(21)	—	(21)
Stock Dividends to Arcos Dorados Holdings Inc.’s shareholders (70 shares per share)	—	—	—	—	—	(20,180)	—	2,960,926	20,180	—	—	—
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	251,623	1,766	—	—	(1,766)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	327	—	—	—	—	327	—	327
Balances at December 31, 2021	132,787,384	388,369	80,000,000	132,915	10,101	316,180	(607,768)	(2,309,062)	(19,367)	220,430	732	221,162
Net income for the year	—	—	—	—	—	140,343	—	—	—	140,343	577	140,920
Other comprehensive loss	—	—	—	—	—	—	(5,692)	—	—	(5,692)	(142)	(5,834)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.15 per share)	—	—	—	—	—	(31,587)	—	—	—	(31,587)	—	(31,587)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	116,223	1,024	—	—	(1,024)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	129	—	—	—	—	129	—	129
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(363)	(363)
Balances at December 31, 2022	132,903,607	389,393	80,000,000	132,915	9,206	424,936	(613,460)	(2,309,062)	(19,367)	323,623	804	324,427

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3. Summary of significant accounting policies (continued)

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan and Argentinian operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheet date exchange rates, and revenues, expenses and cash flow are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive income (loss)” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its statements of income (loss).

Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, were considered to be highly inflationary, and as such, the financial statements of these subsidiaries are remeasured as if its functional currency was the reporting currency of the immediate parent company (US dollars for Venezuelan operation, Brazilian reais (“BRL”) for Argentinian operation from July 2018 to June 2020 and US dollars since July 2020). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive income (loss)” within shareholders’ equity.

In addition, in these territories, there are foreign currency restrictions. Since 2019, in Argentina several measures have been adopted including, among others: (i) limitation to hoarding and consumption in foreign currency for natural persons, (ii) taxes to increase the official exchange rate, (iii) approvals issued by the Central Bank of Argentina to access foreign currency to settle imports of goods or services, principal and interest from financial payables to foreign parties, profits and dividends. Furthermore, Venezuela has currency restrictions which have been in place for several years under different currency exchange regulations. Although during 2019, the Central Bank of Venezuela loosen those restrictions by permitting financial institution to participate as intermediaries in foreign currency operations, the Company’s ability to immediately access cash through repatriations continues to be limited. Additionally, the Venezuelan market is subject to price controls. Its government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. However, the Company was able to increase prices during the fiscal year ended December 31, 2022.

As of December 31, 2022, Argentina’s and Venezuela’s net nonmonetary asset positions were $133 million and $11.2 million, respectively, mainly fixed assets.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, from the date of purchase, to be cash equivalents.

Short-term investments

Short-term investments consist of time deposits, available for sale securities and held to maturity securities with an original maturity of more than three months. Time deposits are measured at cost plus accrued interest. These charges are recognized immediately in earnings, within “Net Interest expense and other financing results”.

Available for sale securities are measured at fair value. Unrealized results are reported in other comprehensive income (loss) until realized. See Note 22 for additional information. Held to maturity securities are measured at amortized cost and bear interest.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
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

Other receivables

As of December 31, 2022, other receivables primarily consist of value-added tax and other tax receivables, related party receivables and insurance claim receivables, amounting to $16,608. As of December 31, 2021, other receivables primarily consist of related party receivables, value-added tax and other tax receivables, insurance claim receivables and McDonald’s Corporation’s indemnification for contingencies, amounting to $13,141.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
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

The Company assessed all markets for impairment indicators during the fourth quarter of 2022, 2021 and 2020. However, as a consequence of the impact that the spread of COVID-19 caused in Company’s operations, during 2020 the Company performed impairment testing of its long-lived assets in some territories in previous quarters. As a result of those assessments, the Company concluded that the second step was required to be performed as a component of the impairment testing of its long-lived assets on a per store basis, in: Aruba, Peru, USVI, Venezuela and Trinidad and Tobago, for the fiscal years ended December 31, 2022; Mexico, Aruba, Curaçao, Peru, USVI, Venezuela, Trinidad and Tobago, Colombia and Argentina for the fiscal years ended December 31, 2021 and in Ecuador, Puerto Rico, Mexico, Peru, Aruba, USVI, Venezuela, Colombia, Trinidad and Tobago, Curaçao, Panama and Argentina for the fiscal years ended December 31, 2020.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3. Summary of significant accounting policies (continued)
Impairment and disposal of long-lived assets (continued)
As a result of the impairment testing the Company recorded the following impairment charges, for the markets indicated below, within Other operating income (expenses), net on the consolidated statements of income (loss):

Fiscal year	Markets	Total
2022	Aruba, USVI, Peru and Venezuela	$1,171
2021	Mexico, USVI, Peru, Colombia, Venezuela and Argentina	1,573
2020	Mexico, Puerto Rico, USVI, Peru, Aruba, Colombia, Venezuela, Ecuador, Panama and Argentina	6,636

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

As a result of the analyses performed during the fiscal years 2022, 2021 and 2020, the Company recorded the following impairment charges, related to goodwill generated in the acquisition of franchised restaurants, for the markets indicated below within Other operating income (expenses), net on the consolidated statements of income (loss):

Fiscal year	Markets	Total
2022	—	$—
2021	—	—
2020	Mexico	1,085

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $148,776, $104,010 and $60,855 in 2022, 2021 and 2020, respectively. Advertising expenses related to franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to franchised operations were $44,088, $32,809 and $26,486 in 2022, 2021 and 2020, respectively.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3. Summary of significant accounting policies (continued)
Accounting for income taxes (continued)

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

Accounts payable outsourcing

The Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. This service allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. Independent of the Company, the financial institutions also allow suppliers to sell their receivables to the financial institutions in an arrangement separately negotiated by the supplier and the financial institution. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. All of the Company’s obligations, including amounts due, remain to the Company’s suppliers as stated in the supplier agreements. As of December 31, 2022 and 2021, $24,149 and $20,125, respectively, of the Company’s total accounts payable (included within “Accounts payable” in the Balance Sheet) are available for this purpose.

Share-based compensation

The Company recognizes compensation expense as services required to earn the benefits are rendered. See Note 17 for details of the outstanding plans and the related accounting policies.

Derivative financial instruments

The Company utilizes certain hedge instruments to manage its interest rate and foreign currency rate exposures. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. All derivatives are recognized as either assets or liabilities in the balance sheets and are measured at fair value. Additionally, the fair value adjustments will affect either other comprehensive income (loss) or net income (loss) depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
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

The right-of-use assets and lease liabilities are recognized using the present value of the remaining future minimum lease payments discounted by the Company’s incremental borrowing rate. The Company has elected not to separate non-lease components from lease components in its lessee portfolio. For most locations, the Company is obliged for the related occupancy costs, such as maintenance. The Company has certain leases subject to index adjustments. As part of the adoption of ASC 842, the Company used the effective index rate at transition date in its disclosure and calculation of the lease liability. However, for leases entered into after January 1, 2019, the inflation index rate will be used to calculate the lease liability only when a lease modification occurs.

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

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) as currently reported under generally accepted accounting principles and also includes the impact of other events and circumstances from non-owner sources which are recorded as a separate component of shareholders’ equity. The Company reports foreign currency translation losses and gains, unrealized results on cash flow hedges, securities available for sale, as well as unrecognized post-retirement benefits as components of comprehensive income (loss).

Segment information

In accordance with ASC 280, Segment Reporting, the Company has restated its comparative segment information based on the new structure of its geographic divisions. See Note 21 for additional information.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3. Summary of significant accounting policies (continued)

Equity method investments

The Company utilizes the equity method to account for investments in companies when it provides the ability to exercise significant influence over operating and financial policies of the investee. Consolidated net income (loss) includes the Company’s proportionate share of the net income or loss of these companies. Company’s judgment regarding the level of influence over each equity method investee includes considering key factors such as our ownership interest, representation on the board of directors, participation in policy-making decisions, other commercial arrangements and material intercompany transactions.

As of December 31, 2022 and 2021, the Company recorded a gain of $1,131 and $531, respectively, included within “Other operating income (expenses), net” related to the equity method of its investments in companies.

In November 2021, the Company contributed 20 restaurants businesses for a total amount of $11 million to a company named “Operadora de Franquicias Saile S.A.P.I. de C.V.”(“investee”) in exchange of 49% of total shares and votes of the investee. The other investor, in turn, contributed 21 restaurants and cash in exchange of 51% of total shares and votes.

In accordance with ASC 323-10-30-2, the Company has measured the initial contribution of businesses given up in exchange for an equity method investment at the fair value of the restaurants contributed, thus recording a gain of $8.5 million within “Other operating income (expenses), net” on the consolidated statement of income (loss), as of December 31, 2021.

The Company concluded that it has the ability to exercise significant influence over operating and financial policies of “Operadora de Franquicias Saile S.A.P.I. de C.V.” and therefore subsequently measures its investment at equity method considering the effect of basis differences (fair value adjustments).

Recent accounting pronouncements

In September 2022, the Financial Accounting Standards Board issued Accounting Standard Update No. 2022-04, “Liabilities – Supplier Finance Program (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations”, which requires entities that use supplier finance programs in connection with the purchase of goods and services to disclose the key terms of the programs and information about their obligations that are outstanding at the end of the reporting period. The Company is currently evaluating whether additional disclosure is needed.
No other new accounting pronouncement issued or effective during the periods had or is expected to have a material impact on the Company’s consolidated financial statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
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
The Company is required to pay to McDonald’s Corporation continuing franchise fees (Royalty fees) on a monthly basis. The amount to be paid during the first 10 years of the MFAs was equal to 5% of the US dollar equivalent of the gross product sales of each of the franchised restaurants. This percentage increased to 6% for the subsequent 5-year period and increased to 7% for the last 5-year period of the agreement. Payment of monthly royalties is due on the seventh business day of the next calendar month.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.    Acquisition of businesses (continued)
Other acquisitions

During fiscal years 2022, 2021 and 2020, the Company acquired certain franchised restaurants in certain territories. Presented below is supplemental information about these acquisitions:

Purchases of restaurant businesses:	2022	2021	2020 (i)
Property and equipment	$3,254	$185	$16,756
Identifiable intangible assets	1,349	—	4,922
Goodwill	1,843	—	1,224
Gain on purchase of franchised restaurants	(830)	—	(1,708)
Purchase price	5,616	185	21,194
Seller financing	(320)	—	(1,000)
Settlement of franchise receivables	(496)	—	(16,361)
Net cash paid at acquisition date	$4,800	$185	$3,833

(i) Since the acquisition of the McDonald’s business in Latin America and the Caribbean, Puerto Rican franchisees had filed some lawsuits against McDonald’s Corporation and certain subsidiaries purchased by the Company. On December 28, 2019 and March 31, 2020, the Company reached confidential settlement agreements with these franchisees, finalizing all controversies and disputes among the parties. As a consequence of the agreements, during January and May 2020, the Company acquired all the restaurants pertaining to the Puerto Rican franchisees, increasing its property and equipment in $14,290.
5.    Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year end:

	2022	2021
Receivables from franchisees	$33,323	$27,778
Debit and credit card receivables	53,062	38,839
Delivery Sales Receivables	29,177	7,871
Meal voucher receivables	8,609	5,641
Notes receivable	562	2,593
Allowance for doubtful accounts	(460)	(542)
	$124,273	$82,180

6.    Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year end:

	2022	2021
Prepaid taxes (i)	$64,593	$81,083
Prepaid expenses	36,004	26,052
Promotion items and related advances	17,962	10,935
Others	1,436	1,205
	$119,995	$119,275

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated
7.    Miscellaneous

Miscellaneous consist of the following at year end:

	2022	2021
Judicial deposits	$47,292	$37,377
Tax credits	13,394	12,289
Prepaid property and equipment	4,196	5,936
Notes receivable	4,346	3,942
Rent deposits	3,384	3,146
Others	9,050	8,752
	$81,662	$71,442

8.    Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2022	2021
Land	$134,407	$128,055
Buildings and leasehold improvements	754,940	660,745
Equipment	886,601	750,963
Total cost	1,775,948	1,539,763
Total accumulated depreciation	(919,863)	(796,230)
	$856,085	$743,533
 Total depreciation expense for fiscal years 2022, 2021 and 2020 amounted to $107,280, $109,462 and $115,031, respectively.

9.    Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

	2022	2021
Net intangible assets (i)
Computer software cost	$102,421	$79,054
Initial franchise fees	14,804	13,652
Reacquired franchised rights	16,761	15,403
Others	1,940	1,940
Total cost	135,926	110,049
Total accumulated amortization	(88,584)	(76,451)
Subtotal	47,342	33,598

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated
9.    Net intangible assets and goodwill (continued)

Goodwill (ii)	2022	2021
Brazil	4,018	2,992
Argentina	1,276	1,276
Mexico	1,000	—
Chile	874	873
Colombia	59	69
Subtotal	7,227	5,210
	$54,569	$38,808

(i)Total amortization expense for fiscal years 2022, 2021 and 2020 amounted to $12,497, $10,932 and $11,822, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows: $20,976 for 2023, $15,861 for 2024; $6,600 for 2025; $1,913 for 2026; $1,689 for 2027; and thereafter $303.
(ii)Related to the acquisition of franchised restaurants and non-controlling interests in Chile.

10.    Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following at year end:

	2022	2021
Current:
Accrued payroll	$100,192	$75,439
Accrued expenses	7,889	7,789
Other liabilities	7,246	6,695
	$115,327	$89,923
Non-current:
Phantom RSU award liability	$11,236	$4,761
Deferred revenues - Initial franchise fee	5,070	4,536
Deferred income	5,986	5,848
Security deposits	6,198	5,460
Other liabilities	291	1,295
	$28,781	$21,900

11.    Short-term debt

Short-term debt consists of the following:

	For the fiscal years ended December 31,
	2022	2021
Short-term bank loans	267	—
Short-term notes	51	—
Total	$318	$—

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.    Short-term debt (continued)

Revolving credit facility

On December 12, 2022, the Company renewed its committed revolving credit facility with JPMorgan Chase Bank, N.A (JPMorgan), for up to $25 million maturing on February 15, 2024. This revolving credit facility permits the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Principal is due upon maturity. However, prepayments are permitted without premium or penalty. Each loan made under this agreement will bear interest annually at SOFR plus 3.10% that will be payable on the date of any prepayment or at maturity.

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

As of December 31, 2022, the Company’s net indebtedness (including interest payable) to EBITDA ratio was 0.96 and thus it is currently in compliance with the ratio requirement.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated
12.    Long-term debt

Long-term debt consists of the following at year-end:

	2022	2021
2029 Notes	$337,200	$—
2027 Notes	381,265	535,986
2023 Notes	18,224	201,763
Finance lease obligations	5,032	6,139
Other long-term borrowings	—	7,509
Subtotal	741,721	751,397
Discount on 2029 Notes	(4,833)	—
Discount on 2027 Notes	(3,414)	(5,960)
Discount on 2023 Notes	(26)	(687)
Premium on 2029 Notes	461	—
Premium on 2027 Notes	1,506	2,613
Premium on 2023 Notes	9	254
Deferred financing costs	(4,720)	(3,659)
Total	730,704	743,958
Current portion of long-term debt	19,033	4,741
Long-term debt, excluding current portion	$711,671	$739,217

2029, 2027 and 2023 Notes

The following table presents additional information related to the 2029, 2027 and 2023 Notes (the “Notes”):

			Principal as of December 31,
	Annual interest rate	Currency	2022	2021	Maturity
2029 Notes	6.125%	USD	$337,200	$—	May 27, 2029
2027 Notes	5.875%	USD	381,265	535,986	April 4, 2027
2023 Notes	6.625%	USD	18,224	201,763	September 27, 2023

The following table presents additional information for the fiscal years ended December 31, 2022, 2021 and 2020:

	Interest Expense (i)			DFC Amortization (i)			Amortization of Premium/Discount, net (i)
	2022	2021	2020	2022	2021	2020	2022	2021	2020
2029 Notes	$14,299	$—	$—	$342	$—	$—	$715	$—	$—
2027 Notes	25,538	32,175	20,269	759	758	402	785	805	133
2023 Notes	6,230	13,768	20,882	297	224	294	388	287	371
(i)These charges are included within “Net interest expense and other financing results” in the consolidated statements of income (loss).

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12. Long-term debt (continued)

2029, 2027 and 2023 Notes (continued)

On September 27, 2013, the Company issued senior notes for an aggregate principal amount of $473.8 million, which are due in 2023 (the “2023 Notes”). Periodic payments of principal are not required and interest is paid semi-annually commencing on March 27, 2014. The Company capitalized as deferred financing costs (“DFC”) $3,313 of financing costs related to the issuance of 2023 Notes, which are being amortized over the life of the notes.

The following table summarizes the activity of 2023 Notes as of December 31, 2022:

Transaction	Date	Principal Amount	Average Price	Early Redemption Price	Total payment (i)
Issuance	September 27, 2013	$473,767	—	—	$—
Cash Tender	June 28, 2016	$(80,000)	98.00%	101.00%	$(80,800)
Cash Tender	April 12, 2017	$(45,698)	104.00%	107.00%	$(48,885)
Exchange 2023 Notes for additional issuance 2027 Notes	October 13, 2020	$(131,476)	100.50%	105.50%	$(138,474)
Open market repurchases	During 2021	$(14,830)	109.45%	—	$(16,231)
Cash Tender	April 22, 2022	$(59,239)	105.36%	—	$(62,414)
Optional redemption (ii)	June 10, 2022	$(123,000)	104.58%	—	$(128,636)
Open market repurchases	July 5, 2022	$(1,300)	102.30%	—	$(1,330)
Principal amount of 2023 Notes as of December 31, 2022:		$18,224

(i) Not including accrued and unpaid interest
(ii) Redemption price established in accordance with the requirements of the indenture governing the 2023 Notes

The results related to the aforementioned transactions and the accelerated amortization of the related DFC were recognized as interest expense and other financing results within the consolidated statement of income (loss).

On April 2017, the Company issued senior notes for an aggregate principal amount of $265 million, which are due in 2027 (the “2027 Notes”). The proceeds from this issuance of the 2027 Notes were used to repay certain loans (the “Secured Loan Agreement”) signed by the Company’s Brazilian subsidiary, unwind the related derivative instruments, pay the principal and premium on the 2023 Notes (in connection with the aforementioned second tender offer) and for general purposes. In addition, on September 11, 2020, the Company issued additional 2027 Notes for an aggregate principal amount of $150 million at a price of 102.250%. The proceeds from the second issuance were used mainly to repay short-term indebtedness which had been drawn during 2020 in order to maintain liquidity affected by the effects of COVID-19. Periodic payments of principal are not required, and interest is paid semi-annually commencing on October 4, 2017. The Company capitalized as DFC $3,001 of financing costs related to the first issuance of 2027 Notes and $2,000 related to the second issuance, which are being amortized over the life of the notes.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12. Long-term debt (continued)

2029, 2027 and 2023 Notes (continued)

The following table summarizes the activity of 2027 Notes as of December 31, 2022:

Transaction	Date	Principal Amount	Average Price	Early Redemption Price	Total payment (i)
Issuance	April 4, 2017	$265,000	—	—	$—
Additional issuance	September 11, 2020	$150,000	—	—	$—
Additional issuance of 2027 Notes related to 2023 exchange	October 13, 2020	$138,354	—	—	$—
Open market repurchases	During 2021	$(17,368)	105.74%	—	$(18,364)
Cash Tender	May 13, 2022	$(150,000)	99.94%	103.00%	$(154,407)
Open market repurchases	During 2022	$(4,721)	98.01%	—	$(4,627)
Principal amount of 2027 Notes as of December 31, 2022:		$381,265

(i) Not including accrued and unpaid interest

The results related to the aforementioned transactions and the accelerated amortization of the related DFC were recognized as interest expense and other financial results within the consolidated statement of income (loss).

On April, 2022, the Company’s subsidiary ADBV issued sustainability-linked Senior Notes for an aggregate principal amount of $350 million which matures in 2029 (the “2029 Notes”). Interests on the notes are accrued at a rate of 6.125% per annum from April 27, 2022 and, from and including May 27, 2026, the interest rate payable on the 2029 Notes may increase to 6.250% per annum or 6.375% per annum if either or both Sustainability Performance Targets (SPT), respectively, have not been satisfied by December 31, 2025. The SPT to be satisfied are:

(i) Reductions of greenhouse gas emissions by 15% in restaurants and offices.
(ii) Reductions of greenhouse gas emissions by 10% in supply chain.

Periodic payments of principal are not required and interest is paid semi-annually commencing on November 27, 2022. The 2029 Notes are guaranteed on a senior unsecured basis by the Company and certain of its subsidiaries. The proceeds from 2029 Notes were mainly used by the Company to fund the tender offers for 2023 and 2027 Notes and the redemption for 2023 Notes launched during 2022 previously mentioned. The Company capitalized as DFC $2,651 of financing costs related to the issuance of 2029 Notes, which are being amortized over the life of the notes.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12. Long-term debt (continued)

2029, 2027 and 2023 Notes (continued)

The following table summarizes the activity of 2029 Notes as of December 31, 2022:

Transaction	Date	Principal Amount	Average Price	Total payment (i)
Issuance	April 27, 2022	$350,000	—	$—
Open market repurchases	During 2022	$(12,800)	93.87%	$(12,015)
Principal amount of 2029 Notes as of December 31, 2022:		$337,200

(i) Not including accrued and unpaid interest

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

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. In addition, the indenture governing the 2027 and 2029 Notes, limits the Company’s and its subsidiaries’ ability to: incur in additional indebtedness and make certain restricted payments, including dividends. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occur, would permit or require the principal, premium, if any, and interest on all of the then-outstanding Notes to be due and payable immediately.

The 2023 and 2029 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12. Long-term debt (continued)
Other required disclosure

At December 31, 2022, future payments related to the Company’s long-term debt are as follows:

	Principal	Interest	Total
2023	$19,061	$44,574	$63,635
2024	875	43,338	44,213
2025	685	43,304	43,989
2026	128	43,293	43,421
2027	381,393	32,092	413,485
Thereafter	339,579	31,905	371,484
Total payments	741,721	238,506	980,227
Interest	—	(238,506)	(238,506)
Discount on 2029 Notes	(4,833)	—	(4,833)
Discount on 2027 Notes	(3,414)	—	(3,414)
Discount on 2023 Notes	(26)	—	(26)
Premium on 2029 Notes	461	—	461
Premium on 2027 Notes	1,506	—	1,506
Premium on 2023 Notes	9	—	9
Deferred financing cost	(4,720)	—	(4,720)
Long-term debt	$730,704	$—	$730,704

13.    Derivative instruments

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2022 and 2021:

		Assets			Liabilities
Type of Derivative	Balance Sheets Location	2022	2021	Balance Sheets Location	2022	2021
Derivatives designated as hedging instruments
Cash Flow hedge
Forward contracts	Other receivables	$268	$660	Accrued payroll and other liabilities	$(1,147)	$(51)
Cross-currency interest rate swap	Derivative instruments	43,757	107,386	Derivative instruments	(581)	(2,898)
Subtotal		44,025	108,046		(1,728)	(2,949)
Derivatives not designated as hedging instruments
Cross-currency interest rate swap	Derivative instruments	38,031	—	Derivative instruments	(1,224)	—
Call Spread + Coupon-only swap	Derivative instruments	6,445	8,194	Derivative instruments	(16,703)	(12,473)
Call spread	Derivative instruments	3,626	4,791	Derivative instruments	—	—
Coupon-only swap	Derivative instruments	—	—	Derivative instruments	(9,874)	(7,555)
Sustainability-linked ESG Principal Only Swap	Derivative instruments	1,050	—	Derivative instruments	—	—
Subtotal		49,152	12,985		(27,801)	(20,028)
Total derivative instruments		$93,177	$121,031		$(29,529)	$(22,977)

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.    Derivative instruments (continued)

Derivatives designated as hedging instruments

Cash flow hedge

Forward contracts

    The Company has entered into various forward contracts in a few territories to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges results in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of December 31, 2022, the Company had forward contracts outstanding with a notional amount of $34,843 that mature during 2023.

The Company made net collections (payments) totaling $263, $(507) and $1,757 during fiscal years 2022, 2021 and 2020, respectively, as a result of the net settlements of these derivatives.

Cross-currency interest rate swap

The Company entered into four cross-currency interest rate swap agreements to hedge all the variability of the principal and interest collections of its BRL intercompany loan receivables. The agreements were signed during November 2013 (amended in February 2017), June and July 2017 and October 2020. During September 2022, the Company settled the BRL intercompany loan receivables previously mentioned. Therefore, the hedge relationships of these four cross-currency interest rate swap agreements were discontinued, prospectively. As a consequence, the amounts recorded in accumulated other comprehensive income (loss) until September 2, 2022 were reclassified into earnings, within “(Loss) gain from derivative instruments”. From September 2022, changes in the fair value of these derivatives are recognized immediately in earnings as well, within “(Loss) gain from derivative instruments”.

The following table presents information related to the terms of the agreements:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Notional	Interest rate	Currency	Notional	Interest rate
JP Morgan Chase Bank, N.A.	BRL	108,000	13%	$	35,390	4.38%	March 31/ September 30	September 2023
JP Morgan Chase Bank, N.A.	BRL	98,670	13%	$	30,000	6.02%	March 31/ September 30	September 2023
Citibank N.A.	BRL	94,200	13%	$	30,000	6.29%	March 31/ September 30	September 2023
Citibank N.A.	BRL	112,738	13%	$	20,049	8.08%	March 31/ September 30	September 2023

During April 2017, the Company’s Brazilian subsidiary entered into similar agreements in order to hedge all the variability in a portion (50%) of the principal and interest payable of certain intercompany loan payables nominated in US dollar.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.    Derivative instruments (continued)
Derivatives designated as hedging instruments (continued)
Cash flow hedge (continued)

Cross-currency interest rate swap (continued)

The following table presents information related to the terms of the agreements:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Notional	Interest rate	Currency	Notional	Interest rate
BAML (i)	BRL	156,250	13.64%	$	50,000	6.91%	March 31/ September 30	April 2027
Banco Santander S.A.	BRL	155,500	13.77%	$	50,000	6.91%	June 30/ December 31	September 2023

(i)Bank of America Merrill Lynch Banco Múltiplo S.A.

The Company paid $5,637, $4,132 and $4,031 of net interest during the fiscal years ended December 31, 2022, 2021 and 2020, respectively.

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

The following table presents information related to the terms of the agreements:

Bank	Nominal Amount		Strike price		Maturity
	Currency	Notional	Call option written	Call option bought
Citibank S.A.	$	50,000	4.49	3.11	September 2023
JP Morgan S.A.	$	50,000	5.20	3.13	April 2027

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
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

The following table presents information related to the terms of the agreements:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Notional	Interest rate	Currency	Notional	Interest rate
Citibank S.A.	BRL	155,500	11.08%	$	50,000	6.91%	June 30/ December 31	September 2023
JP Morgan S.A.	BRL	156,250	11.18%	$	50,000	6.91%	March 31/ September 30	April 2027

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

The Company made net collections of $170 of net interest during 2021 until the agreements were unwound, and payments amounting to $(197) of net interest during the fiscal year ended December 31, 2020, related to these agreements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.    Derivative instruments (continued)
Derivatives designated as hedging instruments (continued)
Cash flow hedge (continued)

Additional disclosures

The following table present the pretax amounts affecting income and other comprehensive income (loss) for the fiscal years ended December 31, 2022, 2021 and 2020 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	(Loss) Gain Recognized in Accumulated OCI on Derivative			Loss (Gain) Reclassified from Accumulated OCI into income (loss)(i)
	2022	2021	2020	2022	2021	2020
Forward contracts (i)	$(1,225)	$1,366	$904	$(263)	$507	$(1,895)
Cross-currency interest rate swaps (ii)	(31,174)	23,802	55,124	8,727	(8,564)	(37,376)
Call Spread (iii)	—	(2,593)	6,758	3,275	1,915	(18,153)
Coupon-only swap (iii)	—	1,093	8,604	(964)	(797)	(421)
Total	$(32,399)	$23,668	$71,390	$10,775	$(6,939)	$(57,845)

(i)The results recognized in income related to forward contracts were recorded as an adjustment to food and paper.
(ii)The net (loss) gain recognized in income, related to cross-currency interest rate swaps is presented as follows:

Adjustment to:	2022	2021	2020
Foreign currency exchange results	$(9,995)	$12,392	$40,353
Gain from derivative instruments (i)	5,907	—	—
Net interest expense and other financing results	(4,639)	(3,828)	(2,977)
Total	$(8,727)	$8,564	$37,376

(i) Related to the discontinued relationships of Cross-currency interest rate swaps during September 2022.

The results recognized in income related to call spread agreements and coupon-only swap agreements were recorded as an adjustment to foreign currency exchange and interest expense, respectively.

(iii)    Agreements unwound in May 2021. The results recognized in income related to Call Spread agreements were recorded as an adjustment to “Foreign currency exchange results”. The results recognized in income related to Coupon-only agreements were recorded as an adjustment to “Net interest expense and other financing results”.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.    Derivative instruments (continued)
Derivatives not designated as hedging instruments

In addition to the four cross-currency interest rate swap agreements previously mentioned, which hedge relationships were discontinued in September 2022, the Company entered into certain derivatives that are not designated as hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately in earnings, within “(Loss) gain from derivative instruments”. The following tables present information related to the terms of the agreements:

Type of derivative	Entity	Nominal Amount		Strike price		Maturity
		Currency	Notional	Call option bought	Call option written
Call Spread	JPMorgan	$	30,000	5.62	8.20	April 2027
Call Spread	Itaú Unibanco S.A. (i)	$	50,000	5.62	8.20	April 2027

Type of derivative	Entity	Payable			Receivable			Interest payment dates	Maturity
		Currency	Notional	Interest rate (ii)	Currency	Notional	Interest rate
Coupon-only swap	JPMorgan	BRL	168,690	CDI plus 2.42%	$	30,000	5.46%	April 30/ October 31	April 2027
Coupon-only swap	Itaú Unibanco S.A. (i)	BRL	281,150	CDI plus 2.47%	$	50,000	5.46%	April 30/ October 31	April 2027
Sustainability-linked ESG Principal Only Swap	Citibank S.A.	BRL	155,500	Fixed 0.88%	$	50,000	-	April 30/ October 31	April 2027

(i) Combination of call spread and coupon only swap into one agreement with Itaú Unibanco S.A
(ii) “CDI” Certificados de Depósitos Interbancários

The Company paid $7,440 and $127 during fiscal year ended December 31, 2022 and 2021, respectively, related to this agreements.

In addition, during the fiscal years ended December 31, 2022, 2021 and 2020, the Company entered into certain forward contracts that generated net collections and (payments) of $1,128, $nil and $(39), respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated
14.    Leases

At December 31, 2022, maturities of lease liabilities under existing operating leases are:

	Restaurant	Other	Total
2023	$129,459	$5,598	$135,057
2024	125,898	4,620	130,518
2025	121,605	3,981	125,586
2026	116,388	3,197	119,585
2027	112,291	2,617	114,908
Thereafter	862,857	3,972	866,829
Total lease payments	$1,468,498	$23,985	$1,492,483
Lease discount			(661,898)
Operating lease liability			$830,585

The following table is a summary of the Company’s components of lease cost for fiscal years 2022, 2021 and 2020:

Lease Expense	Statements of Income Location	2022	2021	2020
Operating lease expense - Minimum rentals:
Company-operated restaurants	Occupancy and other operating expenses	$(117,723)	$(94,254)	$(69,151)
Franchised restaurants	Franchised restaurants - occupancy expenses	(44,656)	(29,969)	(23,510)
General and administrative	General and administrative expenses	(6,746)	(6,590)	(7,062)
Subtotal		(169,125)	(130,813)	(99,723)
Variable lease expense - Contingent rentals based on sales:
Company-operated restaurants	Occupancy and other operating expenses	(36,322)	(27,262)	(26,153)
Franchised restaurants	Franchised restaurants - occupancy expenses	(10,810)	(9,505)	(13,248)
Subtotal		(47,132)	(36,767)	(39,401)
Total lease expense		$(216,257)	$(167,580)	$(139,124)

Other information	2022
Weighted-average remaining lease term (years)
Operating leases	7
Weighted-average discount rate
Operating leases	6.5%

The Company maintains a few finance leases agreements, previously classified as capital leases. As of December 31, 2022 and 2021 the obligation amounts to $5,032 and $6,139 respectively, included within “Long-term debt” in the Consolidated Balance Sheet.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
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

At December 31, 2022 and 2021, net property and equipment under franchise arrangements totaled $98,067 and $88,568, respectively (including land for $25,213 and $22,784, respectively).

Revenues from franchised restaurants for fiscal years 2022, 2021 and 2020 consisted of:

	2022	2021	2020
Rent (i)	$160,795	$115,418	$89,123
Initial fees (ii)	401	321	203
Royalty fees (iii)	215	295	275
Total	$161,411	$116,034	$89,601

(i)Includes rental income of own buildings and subleases. As of December 31, 2022 and 2021 the subleases rental income amounted to $132,327 and $96,756, respectively.
(ii)Presented net of initial fees owed to McDonald’s Corporation for $1,012, $739 and $493 in 2022, 2021 and 2020, respectively.
(iii)Presented net of royalties fees owed to McDonald’s Corporation for $62,360, $46,476 and $36,554 in 2022, 2021 and 2020, respectively.

At December 31, 2022, future minimum rent payments due to the Company under existing franchised agreements are:

	Owned sites	Leased sites	Total
2023	$5,497	$54,130	$59,627
2024	4,712	46,960	51,672
2025	4,732	42,995	47,727
2026	4,764	38,368	43,132
2027	4,639	33,348	37,987
Thereafter	36,524	155,383	191,907
Total	$60,868	$371,184	$432,052

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated
16.    Income taxes

The Company’s operations are conducted by its foreign subsidiaries in Latin America and the Caribbean. The foreign subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such foreign countries.

Statutory tax rates in the countries in which the Company operates for fiscal years 2022, 2021 and 2020 were as follows:

	2022	2021	2020
Puerto Rico	18.5%	18.5%	18.5%
Curaçao	22.0%	22.0%	22.0%
USVI	21.0%	22.5%	22.5%
Aruba, Ecuador, Panama, and Uruguay	25.0%	25.0%	25.0%
Chile	27.0%	27.0%	27.0%
Martinique, French Guyana and Guadeloupe	25.0%	22.5%	28.0%
Peru	29.5%	29.5%	29.5%
Costa Rica, Mexico and Trinidad and Tobago	30.0%	30.0%	30.0%
Colombia	35.0%	31.0%	32.0%
Brazil and Venezuela	34.0%	34.0%	34.0%
Argentina	35.0%	35.0%	30.0%
Netherlands	25.8%	25.0%	25.0%

Income tax expense for fiscal years 2022, 2021 and 2020 consisted of the following:

	2022	2021	2020
Current income tax expense	$100,925	$47,999	$17,061
Deferred income tax (income) expense	(15,449)	(16,066)	471
Income tax expense	$85,476	$31,933	$17,532

    Income tax expense for fiscal years 2022, 2021 and 2020, differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax income (loss) as a result of the following:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.    Income taxes (continued)

	2022	2021	2020
Pre-tax income (loss)	$226,396	$77,786	$(131,854)
Weighted-average statutory income tax rate (i)	39.0%	41.4%	22.9%
Income tax expense (benefit) at weighted-average statutory tax rate on pre-tax income (loss)	88,314	32,230	(30,226)
Permanent differences:
Change in valuation allowance (ii)	381	(26,865)	2,958
Expiration and changes in tax loss carryforwards	132	144	13,820
Venezuela and Argentina remeasurement and inflationary impacts (iii)	(10,009)	577	1,682
Non-deductible expenses	24,845	21,488	20,349
Tax benefits and Non-taxable income	(9,740)	(10,463)	(5,830)
Income taxes withholdings on intercompany transactions (iv)	6,374	6,572	6,515
Differences including exchange rate, inflation adjustment and filing differences	(14,485)	1,493	2,532
Alternative Taxes	359	1,461	2,054
Others (v)	(695)	5,296	3,678
Income tax expense	$85,476	$31,933	$17,532

(i)Weighted-average statutory income tax rate is calculated based on the aggregated amount of the income before taxes by country multiplied by the prevailing statutory income tax rate, divided by the consolidated income before taxes.
(ii)Comprises net changes in valuation allowances for the year, mainly related to net operating losses.
(iii)Comprises changes in valuation allowance during 2022, 2021 and 2020 for $57,329, $(9,723) and $43,249, respectively in Venezuela.
(iv)Comprises income tax withheld on the payment of interest on intercompany loans.
(v)Mainly comprises income tax effects over intercompany transactions which are eliminated for consolidation purposes.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.    Income taxes (continued)

The tax effects of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities as of December 31, 2022 and 2021 are presented below:

	2022	2021
Tax loss carryforwards (i)	$149,081	$140,106
Purchase price allocation adjustment	11,298	11,305
Property and equipment, tax inflation	44,785	39,691
Tax Inflation adjustment	(2,689)	(6,671)
Other accrued payroll and other liabilities	49,080	25,340
Share-based compensation	2,340	1,623
Provision for contingencies, bad debts and obsolescence	4,919	9,557
Other deferred tax assets (ii)	29,162	28,448
Other deferred tax liabilities	(5,642)	(5,057)
Leases (iii)	20,567	13,330
Property and equipment - difference in depreciation rates	(17,446)	(10,801)
Valuation allowance (iv)	(201,414)	(186,239)
Net deferred tax asset	$84,041	$60,632

(i)As of December 31, 2022, the Company and its subsidiaries have accumulated net operating losses amounting to $518,512. The Company has net operating losses amounting to $150,985, expiring between 2023 and 2027. In addition, the Company has net operating losses amounting to $119,667, expiring after 2027 and net operating losses amounting to $247,860 that do not expire. Changes in tax loss carryforwards for the year relate to generation of NOL.
(ii)Other deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes (accounting base) and the amounts used for income tax purposes (tax base). For the fiscal year ended December 31, 2022, this item includes: provision for regular expenses for $8,856 in Brazil, Colombia, Mexico, Panama and Venezuela. For the fiscal year ended December 31, 2021, this item includes: provision for regular expenses for $13,055 in Brazil, Colombia, Mexico and Panama.
(iii)For the fiscal year ended December 31, 2022, this item includes difference in depreciation of net leases (related to differences between ASC842 and local tax regulation) in Brazil; assets of $210,181 and liabilities of $189,614. For the fiscal year ended December 31, 2021, this item includes difference in depreciation of net leases (related to differences between ASC842 and local tax regulation) in Brazil; assets of $63,526 and liabilities of $50,196.
(iv)In assessing the realization of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The total amount of $84,041 for the year ended December 31, 2022, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $87,972 and $3,931, respectively.

The total amount of $60,632 for the year ended December 31, 2021, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $67,802 and $7,170, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.    Income taxes (continued)
Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences, comprise undistributed earnings considered permanently invested in subsidiaries amounted to $275,654 at December 31, 2022. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

As of December 31, 2022, and 2021, the Company has not identified unrecognized tax benefits that would favorably affect the effective tax rate if resolved in the Company’s favor.

The Company account for uncertain tax positions by determining the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. This determination requires the use of significant judgment in evaluating the tax positions and assessing the timing and amounts of deductible and taxable items. The Company is regularly under audit in multiple tax jurisdictions and is currently under examination in several jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2016.

As of December 31, 2022, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $211 million, related to assessments for the fiscal years 2009 to 2017. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.    Share-based compensation (continued)
2011 Equity Incentive Plan (continued)

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense related to this award in the amount of $129, $327 and $1,564 during fiscal years 2022, 2021 and 2020, respectively. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income (loss).

Restricted Share Units

The following table summarizes the activity of restricted share units during fiscal years 2022, 2021 and 2020:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2019	937,839	7.50
Partial vesting of 2015 grant	(101,928)	6.33
Partial vesting of 2016 grant	(114,045)	4.70
Partial vesting of 2017 grant	(67,606)	9.20
Partial vesting of 2018 grant	(163,695)	8.50
Vesting of 2019 grant	(35,000)	8.00
Forfeitures	(4,367)	7.75
Outstanding at December 31, 2020	451,198	7.80
Partial vesting of 2016 grants	(110,213)	4.70
Partial vesting of 2017 grants	(62,742)	9.20
Partial vesting of 2018 grants	(79,673)	8.50
Forfeitures	(11,774)	8.69
Outstanding at December 31, 2021	186,796	8.70
Partial vesting of 2017 grants	(51,613)	9.20
Partial vesting of 2018 grants	(64,895)	8.50
Forfeitures	(8,522)	8.62
Outstanding at December 31, 2022	61,766	8.50
Exercisable at December 31, 2022	—	—

The total fair value of restricted share units vested during 2022, 2021 and 2020 was $1,026, $1,773 and $3,475, respectively. As of December 31, 2022 the Company issued 116,223 Class A shares. Therefore, accumulated recorded compensation expense totaling $1,024 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance. As of December 31, 2022, there were 7,885 Class A shares, amounting to $58 pending of issuance in connection with previous partial vesting.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.    Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

Restricted Share Units (continued)

The following table provides a summary of outstanding restricted share units at December 31, 2022:

Number of units outstanding (i)	61,766
Weighted-average grant-date fair market value per unit	8.50
Total grant-date fair value	525
Weighted-average accumulated percentage of service	92.90%
Stock-based compensation recognized in Additional paid-in capital	488
Compensation expense not yet recognized (ii)	37

(i)Related to awards that will vest in 2023.
(ii)Expected to be recognized in a weighted-average period of 0.1 years.

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

During 2020, the Company granted 65,440 units that vested 100% at May 2021.

During 2021, the Company granted awards with different vesting periods: 874,294 units which vest 100% at the third anniversary from the grant date; and 44,093 units that vested 100% at April 2022.

During 2022, the Company granted awards with different vesting periods: 866,481 units which vest 100% at the third anniversary from the grant date; and 41,055 units which vest 100% at April 2023.

The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period. As a consequence, when the award includes multiple vesting periods, it is considered as multiple awards.

The total compensation expense as of December 31, 2022, 2021 and 2020, amounts to $7,448, $3,452 and $1,232 respectively, which has been recorded under “General and administrative expenses” within the consolidated statement of income (loss). The accrued liability is remeasured at the end of each reporting period until settlement.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.    Share-based compensation (continued)

Phantom RSU Award (continued)

The following table summarizes the activity under the plan as of December 31, 2022:

	Units	Settlement
Outstanding at December 31, 2019	1,661,820	$—
Grant 2020	65,440	—
Partial vesting of 2019 grant (i)	(5,162)	18
Forfeited	(31,614)	—
Outstanding at December 31, 2020	1,690,484	—
Grant 2021	918,387	—
Partial vesting of 2019 Grant (ii)	(173,916)	1,104
Vesting of 2020 grant (iii)	(65,440)	416
Forfeitures	(329,027)	—
Outstanding at December 31, 2021	2,040,488	—
Grant 2022	907,536	—
Partial vesting of 2019 grant (iv)	(63,257)	431
Vesting of 2021 grant (v)	(44,093)	320
Forfeitures	(128,919)	—
Outstanding at December 31, 2022	2,711,755	—

The following table provides a summary of the plan at December 31, 2022:

Total Non-vested (i)
Number of units outstanding (i)	2,711,755
Current share price	8.36
Total fair value of the plan	22,670
Weighted-average accumulated percentage of service	52.69%
Accrued liability (ii)	11,945
Compensation expense not yet recognized (iii)	10,725

(i)Related to awards that will vest between April 2023 and May 2025.
(ii)Presented within “Accrued payroll and other liabilities” in the Company’s current and non-current liabilities balance sheet.
(iii)Expected to be recognized in a weighted-average period of 1.88 years.

The Company recognized $966, $75 and $(244) of related income tax benefit/(expense) for the share-based compensation plans during fiscal years 2022, 2021 and 2020, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
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
(ii)to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, during the first 10 years. This percentage increases to 6% and 7% for the subsequent two five-year periods of the agreement. Nevertheless, at times, McDonald’s Corporation has supported Company’s investment plans by agreeing to provide an incentive (the “growth support”), which result or is expected to result in a lower royalty rate.
(iii)to commit to funding a specified Strategic Marketing Plan; that includes the expenditure of 5% of the Company’s gross sales on Advertising and Promotion activities.
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

Due to the dynamic environment in 2021, after the disruptions caused by the COVID-19 pandemic, the Company agreed with McDonald’s Corporation on a growth and investment plan for only one year and received a growth support that resulted in a consolidated effective royalty rate of 5.2% of sales of 2021. Additionally, on January 10, 2022, the Company reached an agreement with McDonald’s Corporation on a new growth and investment plan for next years. McDonald’s Corporation has agreed to continue providing the Company with growth support under certain terms and conditions.

To support its future growth, the Company plans to open at least 200 new restaurants and to modernize at least 400 restaurants, with capital expenditures of approximately $650 million from 2022 to 2024. In addition, McDonald’s Corporation agreed to continue providing growth support which resulted in an effective royalty rate of about 5.6% of sales in 2022 and is expected to result in an effective royalty rate of about 6.0% of sales in 2023 and 2024.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.    Commitments and contingencies (continued)
Commitments (continued)

For the period ended December 31, 2022, the Company was in compliance with the ratio requirements mentioned in point (v) above. The ratios for the periods mentioned, were as follows:

	Fixed Charge Coverage Ratio	Leverage Ratio
March 31, 2022	1.93	3.67
June 30, 2022	1.91	3.43
September 30, 2022	1.98	3.42
December 31, 2022	1.85	3.42

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

These letters of credit contain a limited number of customary affirmative and negative covenants, including a maximum indebtedness to EBITDA ratio, as follows:

Bank	Ratio	Required Maximum Ratio	As of December 31, 2022
Itaú	Net indebtedness to EBITDA	4.5	0.94
Credit Suisse (i)	Indebtedness to EBITDA	4.0	0.88
JPMorgan (i)	Indebtedness to EBITDA	4.5	0.88

(i) Maintained through its wholly-owned subsidiary ADBV.

As of December 31, 2022 all the ratios were in compliance.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.    Commitments and contingencies (continued)

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At December 31, 2022 and 2021, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $44,839 and $34,086, respectively, presented as follow: $2,272 and $2,140 as a current liability and $42,567 and $31,946 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

Description	Balance at beginning of period	Accruals, net	Settlements	Reclassifications and increase of judicial deposits	Translation	Balance at end of period
Year ended December 31, 2022:
Tax contingencies in Brazil (i)	$16,642	$11,166	$(12)	$—	$709	$28,505
Labor contingencies in Brazil (ii)	13,270	12,426	(13,449)	1,094	754	14,095
Other (iii)	10,766	3,449	(2,763)	—	(1,307)	10,145
Subtotal	40,678	27,041	(16,224)	1,094	156	52,745
Judicial deposits (iv)	(6,592)	—	—	(953)	(361)	(7,906)
Provision for contingencies	$34,086	$27,041	$(16,224)	$141	$(205)	$44,839

Year ended December 31, 2021:
Tax contingencies in Brazil (i)	$10,662	$7,472	$—	$(517)	$(975)	$16,642
Labor contingencies in Brazil (ii)	14,514	11,319	(12,080)	522	(1,005)	13,270
Other (iii)	9,907	3,764	(1,708)	(136)	(1,061)	10,766
Subtotal	35,083	22,555	(13,788)	(131)	(3,041)	40,678
Judicial deposits (iv)	(8,135)	—	—	1,030	513	(6,592)
Provision for contingencies	$26,948	$22,555	$(13,788)	$899	$(2,528)	$34,086

Year ended December 31, 2020:
Tax contingencies in Brazil (i)	$10,595	$2,040	$—	$435	$(2,408)	$10,662
Labor contingencies in Brazil (ii)	16,839	12,087	(10,499)	—	(3,913)	14,514
Other (iii)	11,404	1,203	(1,421)	—	(1,279)	9,907
Subtotal	38,838	15,330	(11,920)	435	(7,600)	35,083
Judicial deposits (iv)	(12,680)	—	—	1,626	2,919	(8,135)
Provision for contingencies	$26,158	$15,330	$(11,920)	$2,061	$(4,681)	$26,948

(i)In 2022 and 2021, it includes mainly INSS (Instituto Nacional do Seguro Social) and CIDE (Contribuições de Intervenção no Domínio Econômico). In 2020, it includes mainly CIDE.
(ii)It primarily relates to dismissals in the normal course of business.
(iii)It relates to tax and labor contingencies in other countries and civil contingencies in all the countries.
(iv)It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil.

As of December 31, 2022, there are certain matters related to the interpretation of tax (for income tax matters refer to note 16), customs, labor and civil laws for which there is a reasonable possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $430 million and $469 million. In accordance with ASC 405-20-50-6, unasserted claims or assessments that do not meet the conditions mentioned have not been included.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.    Commitments and contingencies (continued)

Provision for contingencies (continued)

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claim. At December 31, 2022, the provision for contingencies includes $1,297 ($1,188 at December 31, 2021), related to this claim. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity within “Miscellaneous” in the consolidated balance sheet.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
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

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2021:

	Quoted Prices in Active Markets For Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Balance as of December 31,	Balance as of December 31,
	2022	2021	2022	2021	2022	2021	2022	2021
Assets
Cash equivalents	$173,653	$198,811	$—	$—	$—	$—	$173,653	$198,811
Short-term Investments	25,000	—	12,459	—	—	—	37,459	—
Derivatives	—	—	93,177	121,031	—	—	93,177	121,031
Total Assets	$198,653	$198,811	$105,636	$121,031	$—	$—	$304,289	$319,842
Liabilities
Derivatives	$—	$—	$29,529	$22,977	$—	$—	$29,529	$22,977
Total Liabilities	$—	$—	$29,529	$22,977	$—	$—	$29,529	$22,977

The derivative contracts were valued using various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves, option volatilities and currency rates that were observable for substantially the full term of the derivative contracts.

Certain financial assets and liabilities not measured at fair value

At December 31, 2022, the fair value of the Company’s long-term debt was estimated at $701,924, compared to a carrying amount of $738,928. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At December 31, 2022, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets and goodwill. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated
20.    Certain risks and concentrations

The Company’s financial instruments that are exposed to concentration of credit risk primarily consist of cash and cash equivalents, short-term investments, and accounts and notes receivable. Cash and cash equivalents and short-term investments are deposited with various creditworthy financial institutions, and therefore the Company believes it is not exposed to any significant credit risk related to cash and cash equivalents. Concentrations of credit risk with respect to accounts and notes receivable are generally limited due to the large number of franchisees comprising the Company’s franchise base.

All the Company’s operations are concentrated in Latin America and the Caribbean. As a result, the Company’s financial condition and results of operations depend, to a significant extent, on macroeconomic and political conditions prevailing in the region. However, some events of global impact such us pandemic, could affect company operations.

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

The following table presents information about profit or loss and assets for each reportable segment:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.    Segment and geographic information (continued)

	For the fiscal years ended December 31,
	2022	2021	2020
Revenues:
Brazil	$1,429,105	$1,002,781	$862,748
NOLAD	920,189	780,866	584,646
SLAD	1,269,608	876,294	536,825
Total revenues	$3,618,902	$2,659,941	$1,984,219

Adjusted EBITDA:
Brazil	$242,346	$175,603	$76,155
NOLAD	95,290	85,323	41,496
SLAD	134,253	77,573	830
Total reportable segments	471,889	338,499	118,481
Corporate and others (i)	(85,325)	(66,741)	(50,370)
Total adjusted EBITDA	$386,564	$271,758	$68,111

	For the fiscal years ended December 31,
	2022	2021	2020
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$386,564	$271,758	$68,111

(Less) Plus items excluded from computation that affect operating income (loss):
Depreciation and amortization	(119,777)	(120,394)	(126,853)
Gains from sale, insurance recovery and contribution in equity method investment of property and equipment	1,949	4,876	4,210
Write-offs of property and equipment	(3,143)	(3,094)	(4,501)
Impairment of long-lived assets	(1,171)	(1,573)	(6,636)
Impairment of goodwill	—	—	(1,085)
Reorganization and optimization plan expenses	—	(12,054)	—
Operating income (loss)	264,422	139,519	(66,754)
(Less) Plus:
Net interest expense and other financing results	(43,750)	(49,546)	(33,392)
Loss from derivative instruments	(10,490)	(5,183)	(2,297)
Foreign currency exchange results	16,501	(9,189)	(31,707)
Other non-operating (expenses) income, net	(287)	2,185	2,296
Income tax expense	(85,476)	(31,933)	(17,532)
Net income attributable to non-controlling interests	(577)	(367)	(65)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$140,343	$45,486	$(149,451)

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.    Segment and geographic information (continued)

	For the fiscal years ended December 31,
	2022	2021	2020
Depreciation and amortization:
Brazil	$55,003	$54,883	$59,466
NOLAD	32,377	34,810	35,812
SLAD	25,932	26,188	27,459
Total reportable segments	113,312	115,881	122,737
Corporate and others (i)	7,134	5,372	5,288
Purchase price allocation (ii)	(669)	(859)	(1,172)
Total depreciation and amortization	$119,777	$120,394	$126,853

Property and equipment expenditures:
Brazil	$68,661	$50,217	$39,127
NOLAD	69,966	23,800	17,250
SLAD	78,162	40,640	29,934
Others	326	342	—
Total property and equipment expenditures	$217,115	$114,999	$86,311

	As of December 31,
	2022	2021
Total assets:
Brazil	$1,161,940	$1,083,700
NOLAD	753,453	679,682
SLAD	647,852	566,208
Total reportable segments	2,563,245	2,329,590
Corporate and others (i)	174,486	134,020
Purchase price allocation (ii)	(101,101)	(102,353)
Total assets	$2,636,630	$2,361,257

(i)Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of December 31, 2022, corporate assets primarily include cash and cash equivalents, short-term investments and derivatives. As of December 31, 2021, corporate assets primarily include cash and cash equivalents, derivatives and lease right of use.
(ii)Relates to the purchase price allocation adjustment made at corporate level, which reduces the accounting value of our long-lived assets (excluding Lease right of use) and goodwill and the corresponding depreciation and amortization. As of December 31, 2022 and 2021, primarily related with the reduction of goodwill.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $856,085 and $743,533 at December 31, 2022 and 2021, respectively. All of the Company’s long-lived assets are related to foreign operations.

Arcos Dorados Holdings Inc.
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated
22.    Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Issued and outstanding capital

At December 31, 2019, the Company had 204,070,029 shares issued and outstanding with no par value, consisting of 124,070,029 class A shares and 80,000,000 class B shares.

During fiscal years 2022, 2021 and 2020, the Company issued 116,223, 251,623 and 472,130 Class A shares, respectively, in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan.

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

Issued and outstanding capital (continued)

In 2020 and 2021, the Company used 2,723,614 and 2,960,926 of treasury shares, respectively, to satisfy a distribution of class A shares to the Company’s shareholders.

As of December 31, 2022, 2021 and 2020 the Company had 210,594,545; 210,478,322 and 207,265,773 outstanding shares, consisting of 130,594,545; 130,478,322 and 127,265,773 Class A shares, respectively, and 80,000,000 for Class B shares for each year.

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

On March 15, 2022, the Company approved a cash dividend distribution to all Class A and Class B shareholders of $0.15 per share to be paid in four installments, as follows: $0.04 per share on March 31, 2022, $0.04 per share on June 30, 2022, $0.04 per share on September 30, 2022, and $0.03 per share on December 30, 2022; amounting a total of $31,587

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

22.    Shareholders’ equity (continued)

Accumulated other comprehensive income (loss)

The following table sets forth information with respect to the components of “Accumulated other comprehensive income (loss)” as of December 31, 2022 and their related activity during the three-years in the period then ended:

	Foreign currency translation	Cash flow hedges	Securities available for sale (i)	Post-employment benefits (ii)	Total Accumulated other comprehensive loss
Balances at December 31, 2019	$(511,445)	$(7,520)	$—	$(540)	$(519,505)
Other comprehensive (loss) income before reclassifications	(76,359)	54,287	—	(195)	(22,267)
Net (income) loss reclassified from accumulated other comprehensive loss to net loss	—	(43,324)	—	236	(43,088)
Net current-period other comprehensive (loss) income	(76,359)	10,963		41	(65,355)
Balances at December 31, 2020	(587,804)	3,443	—	(499)	(584,860)
Other comprehensive (loss) income before reclassifications	(37,267)	19,698	—	(190)	(17,759)
Net (income) loss reclassified from accumulated other comprehensive loss to net income	—	(5,301)	—	152	(5,149)
Net current-period other comprehensive (loss) income	(37,267)	14,397	—	(38)	(22,908)
Balances at December 31, 2021	(625,071)	17,840	—	(537)	(607,768)
Other comprehensive income (loss) before reclassifications	16,192	(26,255)	(3,624)	236	(13,451)
Net loss reclassified from accumulated other comprehensive losses to net income	—	7,669	—	90	7,759
Net current-period other comprehensive income (loss)	16,192	(18,586)	(3,624)	326	(5,692)
Balances at December 31, 2022	(608,879)	(746)	(3,624)	(211)	(613,460)

(i)Related to unrealized results on available for sale securities. As of December 31, 2022, the Company maintains Securities classified as available for sale in accordance with guidance in ASC 320 Investments – Debt and Equity Securities amounting to $12,459, included within “Short-term investments” in the Consolidated Balance Sheet. The amortized cost amounted to $16,083 included within “Investing Activities” in the Consolidated Cash Flow.

(ii)Mainly related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. Periodically, the Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
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

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all years presented:

	For the fiscal years ended December 31,
	2022	2021	2020
Net income (loss) attributable to Arcos Dorados Holdings Inc. available to common shareholders	$140,343	$45,486	$(149,451)
Weighted-average number of common shares outstanding - Basic (i)	210,552,173	210,386,761	208,378,442
Incremental shares from vesting of restricted share units	74,925	154,802	287,965
Weighted-average number of common shares outstanding - Diluted	210,627,098	210,541,563	208,666,407

Basic net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.67	$0.22	$(0.72)
Diluted net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.67	$0.22	$(0.72)

(i) Stock dividends distributed in 2021 is included within the weighted-average number of common shares for the fiscal year ended December 31, 2021.

24.    Related party transactions

    The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay, Venezuela, French Guyana, Guadeloupe, Martinique, Aruba, Curaçao and the USVI (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates.

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of December 31, 2022 and 2021:

	As of December 31,
	2022	2021
Accounts and notes receivable, net	$—	$365
Other receivables	4,156	3,377
Miscellaneous	3,979	3,448
Accounts payable	(19,893)	(10,873)

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

24.    Related party transactions (continued)

The following table summarizes the transactions between the Company and the Axionlog Business for the fiscal years ended December 31, 2022, 2021 and 2020:

	Fiscal years ended December 31,
	2022	2021	2020
Food and paper (i)	$(256,704)	$(187,959)	$(124,416)
Occupancy and other operating expenses	(7,193)	(5,108)	(3,667)

(i)Includes $53,191 of distribution fees and $203,513 of suppliers purchases managed through the Axionlog Business for the fiscal year ended December 31, 2022; $40,227 and $147,732, respectively, for the fiscal year ended December 31, 2021; and $24,302 and $100,114, respectively, for the fiscal year ended December 31, 2020.

The following table summarizes the outstanding balances between the Company and its equity method investments as of December 31, 2022 and 2021:

	2022		2021
	Lacoop II, S.C	Saile (i)	Lacoop II, S.C	Saile (i)
Other receivables	$2,423	$319	$1,190	$731
Accounts payable	(5,376)	—	(810)	—

(i) Operadora de Franquicias Saile S.A.P.I. de C.V.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

25.    Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X regarding valuation and qualifying accounts for each of the periods presented:

Description	Balance at beginning of period	Additions (i)	Deductions (ii)	Remeasurement/Translation	Balance at end of period
Year ended December 31, 2022:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$874	$732	$(715)	$(42)	$849
Valuation allowance on deferred tax assets	186,239	63,163	(5,453)	(42,535)	201,414
Reported as liabilities:
Provision for contingencies	34,086	27,182	(16,224)	(205)	44,839
Total	$221,199	$91,077	$(22,392)	$(42,782)	$247,102
Year ended December 31, 2021:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$943	$814	$(787)	$(96)	$874
Valuation allowance on deferred tax assets	235,196	2,403	(38,992)	(12,368)	186,239
Reported as liabilities:
Provision for contingencies	26,948	23,454	(13,788)	(2,528)	34,086
Total	$263,087	$26,671	$(53,567)	$(14,992)	$221,199
Year ended December 31, 2020:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$23,076	$937	$(22,929)	$(141)	$943
Valuation allowance on deferred tax assets	194,426	65,077	(18,870)	(5,437)	235,196
Reported as liabilities:
Provision for contingencies	26,158	17,391	(11,920)	(4,681)	26,948
Total	$243,660	$83,405	$(53,719)	$(10,259)	$263,087

(i)Additions in valuation allowance on deferred tax assets are charged to income tax expense.

Additions in provision for contingencies are explained as follows:

Fiscal years 2022, 2021 and 2020 – Relate to the accrual of $27,041, $22,555 and $15,330, respectively, and a reclassification of $141 and $899, during fiscal years 2022 and 2021, respectively. See Note 18 for details.

(ii)Deductions in valuation allowance on deferred tax assets are charged to income tax expense.

Deductions in provision for contingencies are explained as follows:

Corresponds to the settlements amounting to $16,224; $13,788 and $11,920 during fiscal years 2022, 2021 and 2020, respectively as discussed in Note 18.

Deductions in allowance for doubtful accounts during fiscal year 2020 mainly relate to reductions in the accrual and the write-off of some receivables from franchisees in Puerto Rico as a consequence of a the confidential settlement agreements reached in December 2019 and March 2020 with Puerto Rican franchisees. For details see note 4.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

25.    Valuation and qualifying accounts (continued)

(iii)Presented in the consolidated balance sheet as follow: $460 and $542 at December 31, 2022 and 2021, respectively, within Accounts and notes receivable, net and $387 and $332 at December 31, 2022 and 2021, respectively, within Other receivables.

26.    Subsequent events

On March 14, 2023, the Company approved a dividend distribution to all Class A and Class B shareholders of $0.19 per share to be paid in four installments, as follows: $0.05 per share in March 30, June 28 and September 28, 2023, respectively, and $0.04 per share in December 27, 2023.