Form 20-F
period 2023-12-31
Arcos Dorados Holdings Inc.
filed 2024-04-29
CIK 1508478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Río Negro 1338, First Floor
Montevideo, Uruguay, 11100
(Address of principal executive offices)
Juan David Bastidas
Chief Legal Officer
Arcos Dorados Holdings Inc.
Río Negro 1338, First Floor
Montevideo, Uruguay 11100
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
Class A shares: 130,654,969
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
The financial information contained in this annual report includes our consolidated financial statements at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member Firm of Ernst & Young Global Limited, as stated in their report included elsewhere in this annual report.
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2023,” relate to our fiscal year ended on December 31 of that calendar year.
Operating Data
Our operations are comprised of three geographic divisions, as follows: (i) Brazil, (ii) the North Latin American division, or “NOLAD,” consisting of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana and the U.S. Virgin Islands of St. Croix and St. Thomas, and (iii) the South Latin American division, or “SLAD,” consisting of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao. For more information see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Segment Presentation.”
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
•unforeseen events, such as disruptions, natural disasters, adverse weather conditions, war, such as the Russia-Ukraine war and the conflict in the Middle East, pandemics and other catastrophic events, such as hurricanes and earthquakes;

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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
A.    Offer Statistics
Not applicable.
B.    Method and Expected Timetable
Not applicable.

ITEM 3. KEY INFORMATION
A.    Selected Financial Data
The selected balance sheet data as of December 31, 2023 and 2022 and the income statement data for the years ended December 31, 2023, 2022 and 2021 of Arcos Dorados Holdings Inc. are derived from the consolidated financial statements included elsewhere in this annual report, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global Limited.
Our operations are comprised of three geographic divisions, as follows: (i) Brazil (ii) NOLAD, which consists of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana and the U.S. Virgin Islands of St. Croix and St. Thomas and (iii) SLAD, which consists of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao.
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

	For the Years Ended December 31,
	2023	2022	2021
	(in thousands of U.S. dollars, except for per share data)
Income Statement Data:
Sales by Company-operated restaurants	$4,137,675	$3,457,491	$2,543,907
Revenues from franchised restaurants	194,203	161,411	116,034
Total revenues	4,331,878	3,618,902	2,659,941
Company-operated restaurant expenses:
Food and paper	(1,457,720)	(1,227,293)	(899,077)
Payroll and employee benefits	(790,042)	(668,764)	(482,608)
Occupancy and other operating expenses	(1,154,334)	(967,690)	(772,169)
Royalty fees	(249,278)	(194,522)	(131,401)
Franchised restaurants—occupancy expenses	(83,359)	(68,028)	(50,627)
General and administrative expenses	(285,000)	(239,263)	(210,909)
Other operating income, net	1,894	11,080	26,369
Total operating costs and expenses	(4,017,839)	(3,354,480)	(2,520,422)
Operating income	314,039	264,422	139,519
Net interest expense and other financing results	(32,275)	(43,750)	(49,546)
Loss from derivative instruments	(13,183)	(10,490)	(5,183)
Foreign currency exchange results	10,774	16,501	(9,189)
Other non-operating (expenses) income, net	(1,238)	(287)	2,185
Income before income taxes	278,117	226,396	77,786
Income tax expense, net	(95,702)	(85,476)	(31,933)
Net income	182,415	140,920	45,853
Less: Net income attributable to non-controlling interests	(1,141)	(577)	(367)
Net income attributable to Arcos Dorados Holdings Inc.	$181,274	$140,343	$45,486
Earnings per share:
Basic net income per common share attributable to Arcos Dorados	$0.86	$0.67	$0.22
Diluted net income per common share attributable to Arcos Dorados	$0.86	$0.67	$0.22

	As of December 31,
	2023	2022	2021
	(in thousands of U.S. dollars, except for share data)
Balance Sheet Data:
Cash and cash equivalent	$196,661	$266,937	$278,830
Total current assets	605,278	684,363	540,116
Property and equipment, net	1,119,885	856,085	743,533
Total non-current assets	2,413,960	1,952,267	1,821,141
Total assets	3,019,238	2,636,630	2,361,257
Accounts payable	374,986	353,468	269,215
Short-term debt and current portion of long-term debt	31,336	19,351	4,741
Total current liabilities	841,670	759,412	617,863
Long-term debt, excluding current portion	713,038	711,671	739,217
Total non-current liabilities	1,660,729	1,552,791	1,522,232
Total liabilities	2,502,399	2,312,203	2,140,095
Total common stock	522,822	522,308	521,284
Total equity	516,839	324,427	221,162
Total liabilities and equity	3,019,238	2,636,630	2,361,257
Shares outstanding	210,654,969	210,594.545	210,478,322

	For the Years Ended December 31,
	2023	2022	2021
	(in thousands of U.S. dollars, except percentages)
Other Data:
Total Revenues
Brazil	$1,701,547	$1,429,105	$1,002,781
NOLAD	1,132,912	920,189	780,866
SLAD	1,497,419	1,269,608	876,294
Total	$4,331,878	$3,618,902	$2,659,941
Operating Income (Loss)
Brazil	$230,024	$186,862	$117,887
NOLAD	73,237	61,832	48,785
SLAD	121,683	107,520	48,614
Corporate and others and purchase price allocation	(110,905)	(91,792)	(75,767)
Total	$314,039	$264,422	$139,519
Operating Margin(1)
Brazil	13.5%	13.1%	11.8%
NOLAD	6.5	6.7	6.2
SLAD	8.1	8.5	5.5
Total	7.2%	7.3%	5.2%
Adjusted EBITDA(2)
Brazil	$300,177	$242,346	$175,603
NOLAD	115,364	95,290	85,323
SLAD	160,380	134,253	77,573
Corporate and others	(103,617)	(85,325)	(66,741)
Total	$472,304	$386,564	$271,758
Adjusted EBITDA Margin(3)
Brazil	17.6%	17.0%	17.5%
NOLAD	10.2	10.4	10.9
SLAD	10.7	10.6	8.9
Total	10.9%	10.7%	10.2%
Other Financial Data:
Working capital(4)	(236,392)	(75,049)	(77,747)
Capital expenditures(5)	362,178	221,915	115,077
Cash Dividends declared per common share	$0.19	$0.15	$—
Stock Dividends declared per every 70 common shares	—	—	1.00

	As of December 31,
	2023	2022	2021
Number of systemwide restaurants(6)	2,361	2,312	2,261
Brazil	1,130	1,084	1,051
NOLAD	647	638	625
SLAD	584	590	585
Number of Company-operated restaurants	1,678	1,633	1,579
Brazil	689	656	631
NOLAD	494	473	453
SLAD	495	504	495
Number of franchised restaurants	683	679	682
Brazil	441	428	420
NOLAD	153	165	172
SLAD	89	86	90

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

Presented below is the reconciliation between net income and Adjusted EBITDA on a consolidated basis:

Consolidated Adjusted EBITDA Reconciliation	For the Years Ended December 31,
	2023	2022	2021
	(in thousands of U.S. dollars)
Net income attributable to Arcos Dorados Holdings Inc.	$181,274	$140,343	$45,486
Plus (Less):
Net interest expense and other financing results	32,275	43,750	49,546
Loss from derivative instruments	13,183	10,490	5,183
Foreign currency exchange results	(10,774)	(16,501)	9,189
Other non-operating expenses (income), net	1,238	287	(2,185)
Income tax expense	95,702	85,476	31,933
Net income attributable to non-controlling interests	1,141	577	367
Operating income	314,039	264,422	139,519
Plus (Less):
Items excluded from computation that affect operating income:
Depreciation and amortization	149,268	119,777	120,394
Gains from sale, insurance recovery and contribution in equity method investments of property and equipment	(2,030)	(1,949)	(4,876)
Write-offs of long-lived assets	8,401	3,143	3,094
Impairment of long-lived assets	2,626	1,171	1,573
Reorganization and optimization plan	—	—	12,054
Adjusted EBITDA	472,304	386,564	271,758

Exchange Rates and Exchange Controls
In 2023, 71.7% of our total revenues were derived from our restaurants in Brazil, Argentina, Mexico and Chile. While we elect to report figures in U.S. dollars, our revenues are conducted in the local currency of the territories in which we operate, and as such may be affected by changes in the local exchange rate to the U.S. dollar. The exchange rates discussed in this section have been obtained from each country’s central bank. However, in most cases, for consolidation purposes, we use a foreign currency to U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the aforementioned central banks.
Brazil
Exchange Rates
The Brazilian real depreciated 7.4% against the U.S. dollar in 2021, appreciated 5.3% in 2022, appreciated 8.2% in 2023 and depreciated 6.3% in the first quarter of 2024. As of April 25, 2024, the exchange rate for the purchase of U.S. dollars was R$5.16 per U.S. dollar.
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
Argentina
Exchange Rates
The Argentine peso depreciated 22.1% against the U.S. dollar in 2021, depreciated 72.4% in 2022, depreciated 357.4% in 2023 and depreciated 8.1% in the first quarter of 2024. As of April 25, 2024, the exchange rate for the purchase of U.S. dollars was ARS$873.8 per U.S. dollar.
Exchange Controls
Since 2019, Argentina has had currency controls in place that tightened restrictions on capital flows, exchange controls, the official U.S. dollar exchange rate and transfers that substantially limit the ability of companies to retain foreign currency or make payments abroad.
By means of Decree No. 609/2019, as amended, the Argentine government reinstated foreign exchange controls and authorized the Central Bank of Argentina to (a) regulate access to the foreign exchange market (Mercado Libre de Cambios or “MLC”) for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed to circumvent the measures adopted through the decree. As a consequence of these exchange controls, the spread between the official exchange rate and other exchange rates implicitly resulting from certain capital market operations usually effected to obtain U.S. dollars broadened significantly during 2023. However, in an effort to address the fiscal deficit, the newly elected government implemented a currency adjustment, leading to a 120.6% devaluation of the Peso in December 2023, followed by the implementation of a policy of a 2% monthly devaluation of the exchange rate, which has led to a reduction of the spread between the official exchange rate and the other informal exchange rates, which has reached a value of approximately 23.7% above the official exchange rate as of April 25, 2024.
At present, foreign exchange regulations have been (i) extended indefinitely, and (ii) consolidated in a single set of regulations, Communication “A” 7953, as subsequently amended and supplemented from time to time by the Central Bank of Argentina’s communications (jointly, the “Argentine FX Regulations”). Below is a description of the main exchange control measures implemented through the aforementioned regulations:

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
External financial indebtedness
Pursuant to Section 2.4 of the Argentine FX Regulations, the proceeds of new financial indebtedness disbursed as of September 1, 2019, must be repatriated, and exchanged into Argentine pesos through the MLC, as a condition for accessing the MLC to make debt principal and service payments thereunder. The reporting of debt under the reporting regime established by Communication “A” 6401 (as amended and restated from time to time, the “External Assets and Liabilities Reporting Regime”) is also a condition to access the MLC to repay external financial indebtedness.
Access to the MLC to make such payments more than three days in advance of the due date is, as a general rule, subject to the Central Bank of Argentina’s prior authorization. Prepayments made with funds from new foreign loans duly settled or in connection with debt refinancing or liability management processes may be exempt from such prior authorization from Argentina’s Central Bank to the extent they comply with several requirements as set forth in Section 3.5 of the Argentine FX Regulations.
Specific Provisions Regarding Access to the MLC
Payment of principal under intercompany foreign financial indebtedness and payment of dividends
Access to the MLC for payments of dividends and of principal or interest under intercompany foreign financial indebtedness is subject to the Central Bank of Argentina’s prior approval until December 31, 2024. This provision has been previously extended on several occasions. Certain specific exceptions apply and are included in Section 3.5.6. of the Argentine FX Regulations (unless the loan proceeds were settled through the MLC after October 1, 2020, and the loan has an average life of at least 2 years).
Payment of imports of goods
Pursuant to Argentine FX Regulations, accessing the MLC to make deferred payments for new imports of goods with customs entry registration as from December 13, 2023, does not require Central Bank of Argentina’s prior approval, when in addition to the other applicable regulatory requirements, it is verified that the payment complies with the requirements established in Section 10.10.1 of the Argentine FX Regulations.
In addition, Section 3.1 of the Argentine FX Regulations allows access to the MLC for the payment of imports of goods, establishing different conditions depending on whether they are payments of imports of goods with customs entry registration, or payments of imports of goods with pending customs entry registration. It also provides for the reestablishment of the “SEPAIMPO”, the import payment tracking system, for the purpose of monitoring import payments, import financing and the demonstration of the entry of goods into the country.
Furthermore, commencing December 13, 2023, access to the MLC shall no longer require a declaration in “SALIDA” status via the Argentina Imports System (Sistema de Importaciones de la Republica Argentina or “SIRA”), nor a validation within the “Single Current Account for Foreign Trade” system.
A licensing regime is also in place, which requires importers of non-automatic import licenses to provide information about the product they intend to import (e.g., FOB value, type and quantity, commercial brand, model, country of origin and of shipping).

As a general rule, access to the MLC is authorized in a staggered manner, with current rules authorizing access to the MLC for the payment of up to 25% of the total value of goods imported as of 30, 60, 90 and 120 days, respectively after the nationalization of the goods.
Though there are additional exceptions to the aforementioned access to the MLC for the payment of imports of goods, they do not apply to the operations of our Company.
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
Other Specific Provisions
Additional requirements on outflows through the MLC
As a general rule, and in addition to any rules regarding the specific purpose for access, certain general requirements must be met by a local company or individual to access the MLC for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; remittances of profits and dividends; payment of principal and interest on external indebtedness; payments of interest on debts for the import of goods and services, among others), without the need for prior approval by the Central Bank of Argentina. These include the following:

(i) during the 90 calendar days preceding the date of such access in the case of securities issued under Argentine Law and in the 180 calendar days prior in the case of transactions that are not carried out with securities issued under Argentine Law, the local company must not have directly or indirectly or on behalf of a third party:

(a)    sold securities in Argentina, with settlement in foreign currency;

(b)    transferred securities to a foreign depositary;
(c)    exchanged securities issued by resident issuers for foreign assets;
(d)    purchased in Argentina securities issued by non-resident issuers with settlement in Argentine pesos;
(e)    acquired Argentine depositary certificates representing shares issued by non-resident companies,
(f)    acquired corporate debt securities representing private debt issued in foreign jurisdiction; and
(g)    delivered Argentine pesos or any other local assets (other than foreign currency funds deposited in Argentine banks) to any person, receiving in exchange thereof, whether prior to or after such delivery, and whether directly or indirectly through a related, controlled or controlling entity, foreign assets, crypto assets or securities deposited abroad.

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
(b)    deposit all its local holdings of foreign currency in accounts held with local financial institutions.

(c)    undertake to settle through the MLC within 5 business days from the date of receipt of any funds originating from abroad as a result of the repayment of loans, the release of term-deposits or the sale of any type of asset, to the extent the asset was originally acquired, the deposit made or the loan granted, as applicable, after May 28, 2020; and
(d)    during the 90 calendar days following such access to the MLC in the case of securities issued under Argentine Law and during the 180 calendar days in the case of transactions that are not carried out with securities issued under Argentine Law, undertake to not sell securities issued by residents in Argentina for foreign currency, transfer such securities to foreign depositaries, exchange such securities for other foreign assets, or purchase foreign securities with pesos in Argentina.

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
Mexico
Exchange Rates
The Mexican peso depreciated 3.1% against the U.S. dollar in 2021, appreciated 5.0% in 2022, appreciated 13% in 2023 and depreciated 1.2% in the first quarter of 2024. As of April 25, 2024, the free-market exchange rate for the purchase of U.S. dollars was Ps.17.21 per U.S. dollar.
Exchange Controls
For the last years, the Mexican government has maintained a policy of non-intervention in the foreign exchange markets, other than conducting periodic auctions for the purchase of U.S. dollars, and has not had in effect any exchange controls (although these controls have existed and have been in effect in the past). We cannot assure you that the Mexican government will maintain its current policies with regard to the Mexican peso or that the Mexican peso will not further depreciate or appreciate significantly in the future.
Chile
Exchange Rates
The Chilean peso depreciated 19.9% against the U.S. dollar in 2021, appreciated 0.1% in 2022, depreciated 4.0% in 2023 and depreciated 7.5% in the first quarter of 2024. As of April 25, 2024, the free-market exchange rate for the purchase of U.S. dollars was CLPs. 949.5 per U.S. dollar.
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
•Our business activity and results of operations may be negatively affected by unforeseen events, such as disruptions, natural disasters, adverse weather conditions, war, such as the Russia-Ukraine war and the conflict in the Middle East, pandemics, such as the COVID-19 pandemic, or other catastrophic events, such as hurricanes, earthquakes and floods.
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
•Demand for our products may decrease due to changes in consumer preferences, habits or other factors.
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
Our business activity and results of operations may be negatively affected by unforeseen events, such as disruptions, natural disasters, adverse weather conditions, war, such as the Russia-Ukraine war and the conflict in the Middle East, pandemics, such as the COVID-19 pandemic, or other catastrophic events, such as hurricanes, earthquakes and floods.
Unforeseen events beyond our control, including war, terrorist activities, political and social unrest, natural disasters (or expectations about them), adverse weather conditions and pandemics, such as the COVID-19 pandemic, could disrupt our operations and results of operations and those of our sub-franchisees, suppliers or customers, have a negative effect on consumer spending or result in political or economic instability. These events could reduce demand for our products or make it difficult to ensure the regular supply of products through our distribution chain. For instance, the Russia-Ukraine war and the conflict in the Middle East and related sanctions have adversely impacted the macroeconomic environment, heightened volatile economic conditions and resulted in heightened inflationary pressures, including heightened food inflation levels, increased costs of commodity prices, including energy prices, and exacerbated supply chain disruptions, which we expect may continue to affect consumer behavior and demand, geopolitical tensions and may continue to impact our business, reputation and financial results. Additionally, adverse weather conditions, including climate change, which has become more pronounced in recent years, may also increase the frequency and severity of weather-related events and natural disasters or affect customer behavior or preferences. Furthermore, incidents of pandemics could reduce sales in our restaurants. Recurrent events in our region related to Dengue, Yellow Fever, Zika and COVID-19 viruses, among others, have resulted in heightened health concerns in the region, which could reduce the visits to our restaurants if these cases are not controlled.
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
Our business has grown significantly since the Acquisition, largely due to the opening of new restaurants in existing and new markets within the Territories, from an increase in comparable store sales and, more recently, from the growth of sales through digital channels, which comprised 50%, or $2.8 billion, of our systemwide sales in 2023. Our total number of restaurant locations has increased from 1,569 at the date of the Acquisition to 2,361 restaurants as of December 31, 2023, which includes (i) 2,360 traditional restaurants and (ii) 1 satellite non-traditional satellite restaurant, unless otherwise indicated in this annual report on Form 20-F.

Our growth is, to a certain extent, dependent on new restaurant openings and therefore may not be constant from period to period; it may accelerate or decelerate in response to certain factors. There are many obstacles to opening new restaurants, including determining the availability of desirable locations, securing reliable suppliers, hiring and training new personnel and negotiating acceptable lease terms, and, in times of adverse economic conditions, sub-franchisees may be more reluctant to provide the investment required to open new restaurants. In addition, our growth in comparable store sales is dependent on continued economic growth in the countries in which we operate as well as our ability to continue to predict and satisfy changing consumer preferences and to navigate other external pressures, including global pandemics such as the coronavirus (COVID-19) pandemic or local pandemics such as Dengue or Zika. See “—Our business activity and results of operations may be negatively affected by unforeseen events, such as disruptions, natural disasters, adverse weather conditions, war, such as the Russia-Ukraine war and the conflict in the Middle East, pandemics, such as the COVID-19 pandemic, or other catastrophic events, such as hurricanes, earthquakes and floods.” In addition, the continued growth of our sales through digital channels is dependent on the continued adoption of technology and digital and delivery channels by our customers, which is in turn dependent on wider consumer trends.
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
Supply chain management is an important element of our success and a crucial factor in optimizing our profitability. We use McDonald’s centralized supply chain management model, which relies on approved third-party suppliers and distributors for goods, and we generally use several suppliers to satisfy our needs for goods. This system encompasses selecting and developing suppliers of both core products (beef, chicken, buns, potatoes, produce, sauces, cheese, dairy mixes and beverages) and non-core products (dressings, pork, condiments, confectionery, and toppings) who are able to comply with McDonald’s high quality standards, sustainability policies and commitments, and establishing sustainable relationships with these suppliers.
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
Our 32 largest suppliers account for approximately 75% of our purchases. Very few of our largest suppliers have entered into written contracts with us as we only have pricing protocols or agreements with a vast majority of them. Our supplier approval process is thorough and lengthy in order to ensure compliance with McDonald’s high quality standards. We therefore tend to develop strong relationships with approved suppliers and, given our importance to them, have found that pricing protocols with them are generally enough to ensure a reliable supply of quality products. While we source our goods from many approved suppliers in Latin America and the Caribbean, thereby reducing our dependence on any single supplier, the informal nature of the majority of our relationships with suppliers means that we may not be assured of long-term or reliable supplies of products from those suppliers.
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
As of December 31, 2023, 28.9% of our restaurants were franchised. Under our franchise agreements, we receive monthly payments which are, in most cases, the greater of a fixed rent or a certain percentage of the sub-franchisee’s gross sales. Sub-franchisees are independent operators with whom we have franchise agreements. We typically own or lease the real estate upon which sub-franchisees’ restaurants are located and sub-franchisees are required to follow our operating manual that specifies items such as menu choices, permitted advertising, equipment, food handling procedures, product quality and approved suppliers. Our operating results depend to a certain extent on the restaurant profitability and financial viability of our sub-franchisees. The concurrent failure by a significant number of sub-franchisees to meet their financial obligations to us could jeopardize our ability to meet our obligations.
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
We are dependent on sub-franchisees to maintain McDonald’s quality, service and cleanliness standards, and their failure to do so could materially affect the McDonald’s brand and harm our future growth. Although we exercise significant influence over sub-franchisees through the franchise agreements, sub-franchisees have some flexibility in their operations, including the ability to set prices for our products in their restaurants, hire employees and select certain service providers. In addition, it is possible that some sub-franchisees may not operate their restaurants in accordance with our quality, service, cleanliness, health, food safety or product standards. Although we take corrective measures if sub-franchisees fail to maintain McDonald’s quality, service and cleanliness standards, we may not be able to identify and rectify problems with sufficient speed and, as a result, our image and operating results may be negatively affected.
Ownership and leasing of a broad portfolio of real estate exposes us to potential losses and liabilities.
As of December 31, 2023, we owned the land for 475 of our 2,361 restaurants and the buildings for all but 7 of our stand-alone restaurants. The value of these assets could decrease or rental costs could increase due to changes in local demographics, the investment climate and increases in taxes.
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
Market awareness is essential to our continued growth and financial success. Pursuant to the MFAs, we create, develop and coordinate marketing plans and promotional activities throughout the Territories, and sub-franchisees contribute a percentage of their gross sales to our marketing plan. In addition, we are required under the MFAs to spend at least 5% of our sales on advertising, communications and promotional activities in the majority of our markets. Pursuant to the MFAs, McDonald’s has the right to review and approve our marketing plans in advance and may request that we cease using the materials or promotional activities at any time if McDonald’s determines that they are detrimental to its brand image. We also participate in global and regional marketing activities undertaken by McDonald’s and pay McDonald’s approximately 0.1% of our sales in order to fund such activities.
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
Our operations depend in part on our ability to attract and retain restaurant managers and crew. While the turnover rate varies significantly among categories of employees, due to the nature of our business, we traditionally experience a high rate of turnover among our crew.
As of December 31, 2023, we had 100,795 employees in our Company-operated restaurants and staff. Controlling labor costs is critical to our results of operations, and we closely monitor those costs. Some of our employees are paid minimum wages; any increases in minimum wages or changes to labor regulations in the Territories could increase our labor costs. In recent years, the legal minimum wage has increased in several of the countries in which we operate, including Argentina, Ecuador, Peru and Venezuela. In addition, Puerto Rico implemented new minimum wage regulations in 2021 and has implemented additional increases since then. These or similar regulations, if adopted, may have an adverse impact on our results of operations. Additionally, competition for employees could also result in additional incurred costs to pay for higher wages.

We are also impacted by the costs and other effects of compliance with regulations affecting our workforce. These regulations are increasingly focused on employment issues, including wage and hour, healthcare, employee safety and other employee benefits and workplace practices. Claims of non-compliance with these regulations could result in liability and expense to us. Despite our anti-discriminatory policies and employee trainings related thereto, we are exposed to potential reputational and other harm regarding our workplace practices or conditions or those of our sub-franchisees or suppliers, including those giving rise to claims of sexual harassment or discrimination (or perceptions thereof), which could have a negative impact on consumer perceptions of us and a reputation of our business. In 2019, two of our restaurant employees in Peru died in a workplace accident at one of our restaurants. This accident is under investigation by Peruvian authorities, and while we have not been materially impacted by this event, any future workplace accidents could have a material adverse effect on our business, financial condition and results of operations.
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
We may use non-committed lines of credit to partially finance our working capital needs. As of December 31, 2023, we did not have any amounts outstanding under our committed credit lines. Given the nature of these lines of credit, some of these lines could be withdrawn and no longer be available to us, or their terms, including the interest rate, could change to make the terms no longer acceptable to us. The availability of these lines of credit depends on the level of liquidity in financial markets, which can vary based on events outside of our control, including financial or credit crises. Any inability to draw upon our non-committed lines of credit could have an adverse effect on our working capital, financial condition and results of operations.
Covenants and events of default in the agreements governing our outstanding indebtedness could limit our ability to undertake certain types of transactions and adversely affect our liquidity.
As of December 31, 2023, we had $728.1 million in total outstanding indebtedness (including interest payable), consisting of $722.3 million in long-term debt (including interest payable) and $29.5 million in short-term debt net of $23.7 million related to the fair market value of our outstanding derivative instruments. The agreements governing our outstanding indebtedness contain covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For instance, we are subject to negative covenants that restrict some of our activities, including restrictions on:
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
We are exposed to market risk related to changes in interest rates that could affect our results of operations or ability to refinance our existing indebtedness. Volatility or increases in interest rates could affect our ability to refinance our existing indebtedness or to obtain incremental debt financing. We cannot guarantee that we will be able to refinance our revolving credit facility in full or on similar or more favorable terms, as it becomes due in 2026. Volatility or increases in interest rates could increase our interest expense or borrowing costs and may adversely affect our results of operations. Our future ability to refinance our existing indebtedness will depend on certain financial, business and market trends, many of which are beyond our control.
Inflation and government measures to curb inflation may adversely affect the economies in the countries where we operate, our business and results of operations.
Many of the countries in which we operate, have experienced, or are currently experiencing, high rates of inflation. For example, both Venezuela and Argentina have been considered highly inflationary under U.S. GAAP since 2010 and 2018, respectively, which has significantly reduced competitiveness, real wages and consumption. Although in most of our markets inflationary pressures decreased in 2023 as compared to 2022, inflation has proven more resilient than expected and decreased at a lower rate than anticipated. In an effort to contain inflation, central banks shifted to more restrictive monetary policy, including increased interest rates, which has contributed to a slowdown in the global economy, thereby restricting the availability of credit and impairing economic growth. The measures taken by the governments of these countries to control inflation have historically been indicative of a potential economic recession. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies that could lead to reduced demand for our core products and decreased sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our customers or offset with other efficiencies, which could adversely affect our operating margins and operating income.
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
For example, the Venezuelan market is subject to a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although we managed to navigate the negative impact of the price controls on our operations from 2013 through 2023 and punitive actions from the government have decreased over the last few years, the existence of such laws and regulations and the possibility of future government action could present a risk to our business.
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
For example, in 2023, our subsidiaries in Argentina represented 15.8% of our total revenues. Since September 2019, the Argentine government has tightened restrictions on capital flows and imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments outside of Argentina. Furthermore, the Central Bank of Argentina implemented regulations requiring its prior approval for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of inter-company loans as well as certain imports of goods. As a consequence of these exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain securities transactions (usually effected to obtain U.S. dollars) has broadened significantly over the past years. Although the spread has decreased since the change of administration in December 2023, the spread has ranged between 19.7%, at its lowest, and 59.5%, at its highest, above the official exchange rate since January 1, 2024. The potential implementation of similar measures in any other countries in which we operate could impact our ability to transfer funds outside of those countries and may prevent or delay payments that our subsidiaries are required to make outside of said countries, which could have a material adverse effect on our results of operations and financial condition.
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
We are subject to various federal, state, provincial and municipal laws and regulations in the countries in which we operate, including those related to the food services industry, health and safety standards, imports of goods and services, marketing and promotional activities, cross-border money transfers, nutritional labeling, packaging and zoning and land use, environmental standards and consumer protection. We strive to abide by and maintain compliance with these laws and regulations. The imposition of new laws or regulations, including potential trade barriers, may increase our operating costs or impose restrictions on our operations, which could have an adverse impact on our financial condition.

For example, in 2017, Venezuela enacted the Productive Foreign Investments Constitutional Act, which replaced the Foreign Investment Act of 2014. This law establishes the requirements and limitations for the transfer of dividends and repatriation of foreign investments. It also establishes a minimum investment sum to be registered with the Ministry of Popular Power with Foreign Investment, limits access to internal financing, modifies the criteria of foreign investments and creates a new penalty system for those who do not comply with the law.
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
We face a risk of expropriation or nationalization of our assets and government interference with our business in some of the countries in which we do business. The current Venezuelan government has promoted a model of increased state participation in the economy through welfare programs, exchange and price controls and the promotion of state-owned companies. Although the Venezuelan government has not carried out expropriations in some years, in recent years the risk of expropriation by municipalities of land considered to be excess property (which consists of land owned by the Company on which no restaurants are currently in operation) has increased. We cannot provide assurance that Company-operated or franchised restaurants will not be threatened with expropriation, either at a national or a municipal level, and that our operations will not be transformed into state-owned enterprises. In addition, the Venezuelan government may pass laws, rules or regulations which may directly or indirectly interfere with our ability to operate our business in Venezuela which could result in a material breach of the MFAs, in particular if we are unable to comply with McDonald’s operations system and standards. A material breach of the MFAs would trigger McDonald’s option to acquire our non-public shares or our interests in Venezuela. See “—Risks Related to Our Business and Operations—McDonald’s has the right to acquire control of all or portions of our business upon the occurrence of certain events and, in the case of a material breach of the MFAs, may terminate such MFA or acquire our non-public shares or our interests in one or more Territories at 80% of their fair market value.”
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
In December 2021, the Organization for Economic Co-operation and Development (“OECD”) published Tax Challenges Arising from the Digitalization of the Economy – Global Anti-Base Erosion Model Rules (Pillar Two): Inclusive Framework on BEPS, hereafter referred to as the “OECD Pillar Two model rules” or “the rules”. The rules are designed to ensure that large multinational enterprises within the scope of the rules pay a minimum level of tax on the income arising in a specific period in each jurisdiction where they operate. In general, the rules apply a system of top-up taxes that brings the total amount of taxes paid on an entity’s excess profit in a jurisdiction up to the minimum rate of 15%.
The Company is in scope of these rules and the rules have been enacted or substantively enacted in jurisdictions in which we operate and will come into effect from 1 January 2024. While the Company does not expect this enactment will have a material impact on the consolidated financial statements, we will continue to evaluate and monitor as additional guidance and clarification becomes available.
In December 2023, Brazil’s National Congress approved the final wording of the Tax Reform (Constitutional Reform) that implies changes in taxation on consumption in the country. In a nutshell, this reform creates a dual VAT conformed by IBS and CBS. Dual VAT will replace ICMS, ISS, PIS and COFINS. Both new taxes intend to have a single flat rate, a broad credit base and a full non-cumulative system (probably with some exceptions). Tax Reform also creates a new Selective Tax (IS). The reform has a transition period of 7 years (starting in 2026) during which the current tax system will operate together with the new approved system. During 2024 Brazil’s National Congress should draft and discuss several Supplementary Laws in order to regulate the new tax system.
Also in December 2023, the Organic Law on Economic Efficiency and Employment Generation was enacted in Ecuador. This legislative measure was implemented with the aim of boosting employment, enhancing tax collection, and encouraging investment. These reforms will directly impact companies classified as large taxpayers, subjecting them to a withholding percentage of 2.25% on their monthly sales. Additionally, further legislative adjustments are anticipated in Ecuador, including the potential for increases in the Value Added Tax (VAT) and the foreign exchange outflow tax, which applies to the transfer of dollars from Ecuador to another country and is set to increase from 3.5% to 5% starting from April 1, 2024. While these changes may pose initial challenges, they also offer opportunities for greater transparency and efficiency in the country’s tax system.
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

Additionally, in recent years there has been an increase in litigation against public companies in relation to ESG matters, including in relation to claims made by public companies related to climate justice, net-zero targets and ambitions, greenwashing, climate-washing, supply chain commercial relationships, and diversity and sustainability disclosure practices. Given our commitment to social and environmental sustainability matters, we may and McDonald´s also may provide expanded disclosure, establish, modify, adjust or expand goals, commitments or targets, and take actions to meet such goals, commitments and targets, which may expose us to class actions or other litigation, including administrative proceedings, with respect to our ESG practices, particularly in light of the heightened focus on ESG matters from investors and other stakeholders. Any potential fines, damages or reputational damages to us or our brands as a result from such litigation could have a material adverse effect on our reputation, business, financial condition, or results of operations.
Information technology system failures or interruptions or breaches of our network security may interrupt our operations, exposing us to increased operating costs, fraud, data protection incidents and litigation.
We rely heavily on our computer systems and network infrastructure across our operations including, but not limited to, point-of-sale processing at our restaurants. We implement security measures and controls that we believe provide reasonable assurance regarding our security posture. See “Part II—Item 16K. Cybersecurity” for further detail. However, there remains the risk that our technology systems are vulnerable to damage, disability or failures due to physical theft, fire, power loss, telecommunications failure or other catastrophic events. If those systems were to fail or otherwise be unavailable, and we were unable to recover in a timely way, we could experience an interruption in our operations. Moreover, security breaches, data breaches and cyberattacks involving our systems may occur from time to time. Although we have procedures and controls in place to protect our systems and safeguard confidential information, including personal information, and financial data, we have been and continue to be subject to a range of internal and external security breaches, denial of service attacks, malware, phishing attacks, viruses, worms and other disruptive problems caused by hackers. Data breaches, security incidents and cyberattacks can result from, among other things, inadequate personnel, inadequate or failed internal control processes and systems, fraud or external events or actors that interrupt normal business operations. Our information technology systems contain personal, financial and other information that is entrusted to us by our customers, our employees and other third parties, as well as financial, proprietary and other confidential information related to our business. The proper and secure functioning of our technology, financial and processing systems is critical to our business and to our ability to compete effectively.
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
Although competitive conditions in the QSR industry vary in each of the countries in which we conduct our operations, in general, we compete with many well-established restaurant companies on price, brand image, quality, sales promotions, new product development and restaurant locations. Since the restaurant industry has few barriers to entry, our competitors are diverse and range from national and international restaurant chains to individual, local restaurant operators. Our largest sources of competition include Restaurant Brands International (which franchises Burger King, Popeyes, Firehouse Subs and Tim Hortons), Yum! Brands (which franchises KFC restaurants, Taco Bell, Pizza Hut and Pizza Hut Express, and the Habit Burger Grill restaurants), Carl’s Junior and Subway. In Brazil, we also compete with Habib’s, a Brazilian QSR chain that focuses on Middle Eastern food, and Bob’s, a primarily-Brazilian QSR chain that focuses on hamburger product offerings. Alsea is one of the largest restaurant operators in Latin America (Mexico, Argentina, Colombia, Chile, and Uruguay); it has a diversified portfolio, with brands such as Domino’s Pizza, Starbucks, Burger King, Chili’s and other casual dining brands. In Argentina, we also compete with Mostaza, an Argentine QSR chain that focuses on hamburger product offerings. We also face strong competition from new businesses targeting the same clients we serve, as well as from street vendors of limited product offerings, including hamburgers, hot dogs, pizzas and other local food items. We expect competition to increase as our competitors continue to expand their operations, introduce new products and market their brands.

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
Food and paper costs represented 35.2% of our total sales by Company-operated restaurants in 2023, and 21.8% of our food and paper raw materials cost is exposed to fluctuations in foreign exchange rates. We source, among other commodities, beef, chicken, pork, potatoes, produce, sauces, dairy mixes, dairy cheeses, grains, sugar, fiber and coffee. The cost of food and supplies depends on several factors, including global supply and demand, new product offerings, global macroeconomic conditions, acts of war and other hostilities, weather conditions, fluctuations in energy costs, tax incentives and our suppliers’ ability to comply with sustainability and animal welfare commitments, all of which makes us susceptible to substantial price and currency fluctuations and other increased operating costs. For instance, commodity prices have been adversely affected by the Russia-Ukraine war, which has had an impact on our costs. Our hedging strategies on the imported portion of our food and paper raw materials may not be successful in fully offsetting cost increases due to currency nor commodities fluctuations. Furthermore, due to the competitive nature of the restaurant industry, we may be unable to pass increased operating costs on to our customers, which could have an adverse effect on our results of operations.
Demand for our products may decrease due to changes in consumer preferences or other factors.
Our competitive position depends on our continued ability to offer items that have a strong appeal to consumers. If consumer dining preferences change due to shifts in consumer demographics, dietary inclinations, for example those who are looking for vegan and vegetarian products, consumer behavior and preferences, such as the increased use of digital and delivery channels and focus on environmental, social and governance matters, trends in food sourcing or food preparation and our consumers begin to seek out alternative restaurant options, our financial results might be adversely affected. In addition, negative publicity surrounding our products or our food safety could also materially affect our business and results of operations.
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
We have also started a digital transformation with the goal of increasing our engagement with our customers, including the release of our own mobile application for “couponing”, delivery and order taking, and using data in order to improve our decision-making. We accelerated our digital transformation plans to better serve our customers. In order to accomplish this goal, we made structural changes in our IT and data systems, including creating a “digital factory,” which we call ADvance, to facilitate collaboration across groups within Arcos Dorados and adopting agile methodologies and principles to aid different groups in transforming products and services and the customer experience, or in otherwise achieving a specific business objective. We may not fully realize the intended benefits of these significant investments, or we might not find or retain the right talent to operate the new digital tools, or these initiatives may not be well executed, and therefore our business results may suffer.
Food safety and food- or beverage- borne illnesses may have an adverse effect on our business and results of operations.
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

Additionally, food safety events involving McDonald’s outside of Latin America or other well-known QSR chains could negatively impact our business industry. Another extended issue in our region is the use of social media to post complaints against the QSR segment and the use of mobile phones to capture any deviation in our processes, products or facilities. Media reports of pandemics or food-borne illnesses found in the general public or in any QSR could dramatically affect restaurant sales in one or several countries in which we operate, or could force us to temporarily close an undetermined number of restaurants. As a restaurant company, we depend on consumer confidence in the quality and safety of our food. Any illness or death related to food that we serve could substantially harm our operations. While we maintain extremely high standards for the quality and safety of our food products and dedicate substantial resources to ensure that these standards are met and well communicated publicly, the spread of these illnesses is often beyond our control and we cannot assure you that new illnesses resistant to any precautions we may take will not develop in the future.
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
Since 2014, the Mexican Ministry of Health empowered the Federal Commission for Prevention of Sanitary Risks (Comisión Federal para la Protección contra Riesgos Sanitarios or COFEPRIS) to regulate advertising directed at families with children. On April 15, 2014, COFEPRIS issued certain regulations which establish the maximum contents of fat, sodium and sugars that every meal advertised to children on television and in cinemas may contain. In February of 2015, COFEPRIS ordered us to stop advertising Happy Meals on television until we disclosed all the nutritional information for Happy Meals to COFEPRIS. While we currently comply with COFEPRIS’ required contents, we did not receive any authorization to advertise Happy Meal out of restricted hours.

In Brazil, the Federal Prosecutor’s Office filed suit in 2009 seeking to enjoin various QSRs, including us, from including toys in our children’s meals. The Lower Federal Court in São Paulo ruled that the lawsuit was without merit. The Prosecutor’s Office filed an appeal against this decision, which will be adjudicated by the Regional Federal Court in São Paulo. On March 21, 2024, the Reporting Justice rejected the Prosecutor’s Office’s appeal. The Prosecutor’s Office may file an internal appeal against the decision. As of the date of this annual report, the outcome of the case remains uncertain. In addition, the number of proposed laws seeking to restrict the sale of toys with meals increased significantly in Brazil at the federal, state and municipal levels. In April 2013, a consumer protection agency in Brazil fined us $1.6 million for a 2010 advertising campaign relating to our offering of meals with toys from the motion picture Avatar. We filed a lawsuit seeking to annul the fine. The lower court ruled there was no basis for the penalty, which was upheld by the appellate court. The consumer protection agency filed a special appeal against this decision, which is pending final decision. Although similar fines relating to our current and previous advertising campaigns involving the sale of toys may be possible in the future, as of the date of this annual report, we are unaware of any other such fines, and in 2018, our subsidiaries in Brazil and Mexico joined the International Food and Beverage Alliance that regulates advertising for kids to help ensure our ongoing compliance with advertising restrictions.
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
We are subject to increasingly strict data protection laws in the markets in which we operate and these laws are subject to frequent change. For example, we are subject to the Brazilian General Data Protection Law (“Lei Geral de Proteção de Dados” or “LGPD”), federal law 13,709/2018, which became effective in September 2020. The LGPD significantly improves Brazil’s existing legal framework by regulating the use of personal data by the private and public sectors. The concept of “data processing” is broad and includes the collection, storage, transfer, deletion and other activities related to personal data. All companies that offer services or have operations involving personal data handling in Brazil are required to comply with the LGPD rules and adopt administrative and technical security measures to protect personal data. Starting in August 1, 2021, administrative sanctions under the LGPD are being applied by the National Data Protection Authority (known as ANPD), which published a regulation for the application of administrative sanctions in February 2023. Arcos Dourados Comércio de Alimentos S.A. (our Brazilian subsidiary) has designated a Data Protection Officer (Encarregado de Proteção de Dados) since September 2020, as required by the LGPD. The LGDP is very similar to the European Union General Data Protection Regulation (“GDPR”), which we are subject to in the French territories where we operate in Latin America and the Caribbean.
Similarly, Argentina, Uruguay, Peru, Ecuador, Colombia, Mexico and Chile have established data protection laws that largely follow the same framework. In Argentina, Law No. 25,326 enacted in 2000 (the “Data Protection Law”) is also very similar to the GDPR and requires companies that process personal data to register with the Agency of Access to Public Information (“AAPI”), prescribes the instances in which data may be processed based on the law and requires that individuals be notified prior to their personal data being processed, among other security measures. Under the Data Protection Law, the AAPI has the power to impose pecuniary and non-pecuniary sanctions on companies that fail to comply with the law. On June 30, 2023, the Executive Branch sent the Personal Data Protection bill to update the Data Protection Law to Congress. This bill follows the technological and legal developments of the GDPR. Like Argentina and Brazil, Uruguay also has in place data protection laws similar to the GDPR, including Decree No. 64/020, that it has been strengthening in recent years. Among its recent developments, data protection laws in Uruguay have extended the scope of data protection regulation to data collected and treated abroad, when it is related to the offering of products and services in Uruguay and requiring appointment of a compliance officer for data protection and preparation of a data protection impact assessment when more than 35,000 data subjects are being processed. In Ecuador, the Personal Data Protection Law became effective on May 26, 2023, which adopts international standards and measures on data protection. In Colombia, Law 1581 also requires companies to have in place data protection measures and yearly disclosure of such measures and a database of providers, customers and employees with the superintendency of industry and commerce. In Chile, there is currently a draft bill under review by congress to amend the Personal Data Protection Law No. 19,628, which largely follows the same framework of the GDPR.

In Mexico, the National Institute for Transparency, Access to Information and Personal Data Protection (Instituto Nacional de Acceso a la Información or “INAI”) can impose different sanctions for violating the Personal Data Protection Law (“PDPL”). The kind and level of penalty imposed by INAI depends on various factors, such as the nature and severity of the violation, the type or category of personal data involved in such violation or the entity’s ability to pay, and whether the violation was intentional or unintentional. For instance, the Mexican Data Protection Authority may impose sanctions on us for a data breach suffered by one of our main technology providers that led to the exposure of personal data of some of our customers. PDPL provides a higher level of protection for sensitive data, imposing a greater obligation to ensure that the principles of the law are followed when dealing with this type of information. Failure to protect sensitive data could result in severe legal and financial consequences.
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
Failure to comply with these laws or other data protection laws enacted in the markets in which we operate, could result in legal proceedings and substantial penalties. Additionally, as we launch loyalty programs which aim to leverage guest data to increase engagement, frequency and lifetime value through a more personalized and rewarding experience for our customers, such as the “Meu Méqui” program in Brazil, we may be exposed to heightened regulatory risk in relation to the personal data of our customers in relation to these laws. Furthermore, the current regulatory environment in the markets in which we operate and the focus on stricter data protection frameworks may result in material operational and compliance costs that could adversely affect our business. In 2023, we have created a Data Protection Area and appointed a Data Protection Officer to improve our data protection risk strategy.

Environmental laws and regulations may affect our business.
We are subject to various environmental laws and regulations in the countries in which we operate. These laws and regulations govern, among other things, discharges of pollutants into the air and water and the presence, handling, release and disposal of, and exposure to, hazardous substances and waste, such as common or non-hazardous waste and used vegetable oils, among others, in addition to requiring us to obtain permits and authorizations for various activities. These laws and regulations provide for significant fines and penalties for noncompliance. Third parties may also assert personal injury, property damage or other claims against owners or operators of properties associated with release of, or actual or alleged exposure to, hazardous substances at, on or from our properties. Liability from environmental conditions relating to prior, existing or future restaurants or restaurant sites, including franchised restaurant sites, may have a material adverse effect on us. Moreover, the adoption of new or more stringent environmental laws or regulations could result in a material environmental liability to us.
In addition, beginning in 2018, Latin America experienced a wave of regulatory attempts to eliminate plastic bags and single-use plastic products in the region which resulted in the enactment or discussion of new laws and regulations in most of the countries in which we operate, especially in relation to the use of plastic bags, plastic straws and plastics, which in many cases carry severe penalties for violations.
For instance, in August 2021, Chile passed Law No. 21,368 that regulates single-use packaging and containers, which was defined to mean glasses, cups, bowls, cutlery, chopsticks, cups, straws, plates, glasses, boxes or containers for packaged food, trays, envelopes, placemats and lids, to the extent that they are not reusable. The law prohibits the provision of any single-use containers to customers dining in and only allows the provision of disposable products made of recyclable materials, other than plastic, for customers ordering takeout. The law prohibits all plastic straws, stirrers, cutlery and chopsticks and will become effective on August 13, 2024. However, a bill is currently under consideration by certain commissions of the Chilean Senate which would amend the prohibition to provide single-use containers for in-restaurant consumption. Such bill proposes permitting provision of single-use containers to the extent that establishments facilitate recovery or composting and the containers are made from materials other than plastic or are certified as sustainable plastic.
Similarly, Peru approved provisions to reduce the use of single-use plastic and prohibit its manufacture and purchase. Implementation of this new regulation was completed in December 2021. Similar legislation was enacted in Puerto Rico in 2022 and the regulation required by such legislation is currently under review. This law prohibits single-use plastics in restaurants. We are working to comply with the law and related regulation if it finally becomes effective on June 1, 2024.

A similar law banning single use products was promulgated in February, 2020 in France. The law has a phased approach to reduce the use of disposable materials, including plastic. As of January 1, 2023, disposable dishes are prohibited in food establishments serving more than 20 diners simultaneously, for everything consumed on site. The deployment has already started with restaurants in Martinique and French Guiana.
In addition, there are other similar regulations banning single-use plastic products in Mexico City, Mexico and São Paulo, Brazil. In Uruguay the Ministry of Environment is currently requiring a substantial improvement of the packaging waste recovery and recycling rates from importers and manufacturers of packaged products. To comply with these heightened standards, a new packaging waste management plan has been prepared by the private sector, which will entail significant increases in the contributions paid by companies which participate in the plan, including us. In Argentina, a bill on minimal standards for the production, commercialization and sustainable use of single-use plastic is being discussed by Congress and additional provincial and/or municipal initiatives could arise.
We have addressed this issue in our business by removing the plastic straws in nearly all of our markets. Additionally, we removed plastic lids from products used in our business and changed our salad containers to cardboard containers in most of the countries in which we operate, which has led to a significant reduction in single-use plastic in our operation within the last three years. Notwithstanding the above, the enactment of additional laws and regulations to limit or eliminate the use of plastic products may require us to quickly replace certain plastic products which we continue to use, which could increase our costs and have a material adverse effect on our business and results of operations, as these alternative products may be more expensive than the plastic products we currently use or may be difficult to find.
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
As a result of this heightened focus and evolving requirements, including from governmental and nongovernmental authorities, and our commitment to social and environmental sustainability matters, we may and McDonald’s may provide expanded disclosure, establish, modify, adjust or expand goals, commitments or targets, and take actions to meet such goals, commitments and targets. The goals, commitments or targets we set for ourselves regarding ESG, public policy or other matters, may be difficult or expensive to implement and our ability to meet such standards, is subject to risks and uncertainties, many of which are outside our control and may impact our business. Additionally, from time to time, McDonald’s Corporation may communicate certain global goals for implementation that could be difficult to adhere to and might represent additional costs to us and to our third-party suppliers. Addressing ESG matters requires systemwide coordination and alignment, including with our third-party suppliers who are responsible for 93% of our greenhouse gas emissions, and the standards by which certain ESG matters are measured and reported are evolving, may not be cost effective and are subject to assumptions and uncertainties that could change over time, many of which are outside of our control. Furthermore, if we are not effective, or are not perceived to be effective, in addressing social and environmental sustainability matters or meeting such goals, commitments and targets, or our disclosure is not perceived to be adequate, accurate or complete, it may impact perceptions of our brand or expose us to market, operational, reputational and execution costs and could expose us to financial risks as a result of failure to meet the targets we set out for ourselves, including in connection with our 2029 sustainability-linked bonds.
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
We engage in business activities throughout Latin America and the Caribbean. In 2023, 71.7% of our revenues were derived from Brazil, Argentina, Mexico and Chile. As a result, our business is and will continue to be subject to the risks generally associated with international business operations, including:
•governmental regulations applicable to food services operations;
•changes in social, political and economic conditions;
•transportation delays and other supply chain disruptions;
•power, water and other utility shutdowns or shortages;
•climate disasters such as earthquakes, hurricanes and floods.
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
During 2023 and the ongoing period of 2024, Ecuador has experienced internal disturbances associated with narcotrafficking-related crime, leading to the implementation of states of emergency and curfews during certain periods. These measures, which include the mobilization of the armed forces, have had a significant impact across various sectors, including the QSR industry, with numerous restaurants experiencing operational and financial difficulties due to decreased sales resulting from these restrictions. These measures have received strong international backing, with over 38 countries providing security assistance, including a significant agreement with the United States and an important trade deal with China.
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
Mr. Woods Staton, our Executive Chairman, owns or controls common stock representing 37.98% and 75.38%, respectively, of our economic and voting interests. As a result, Mr. Woods Staton is and will be able to strongly influence or effectively control the election of our directors, determine the outcome of substantially all actions requiring shareholder approval and shape our corporate and management policies. The MFAs’ requirement that Mr. Woods Staton at all times hold at least 51% of our voting interests and 30% of our economic interest likely will have the effect of preventing a change in control of us and discouraging others from making tender offers for our shares, which could prevent shareholders from receiving a premium for their shares. Moreover, this concentration of share ownership may make it difficult for shareholders to replace management and may adversely affect the trading price for our class A shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. This concentration of control could be disadvantageous to other shareholders with interests different from those of Mr. Woods Staton and the trading price of our class A shares could be adversely affected. See “Item 7. Major Shareholders and Related Party Transactions―A. Major Shareholders” for a more detailed description of our share ownership.
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
Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our class A shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association, we are authorized to issue up to 420,000,000 class A shares, of which 130,654,969 class A shares were outstanding as of December 31, 2023 and 2,309,062 class A shares were held in treasury. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our class A shares.
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
We are a BVI business company limited by shares incorporated in the British Virgin Islands and our affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law, including the BVI Business Companies Act (As Revised) or the “BVI Act.” Our company number in the British Virgin Islands is 1619553. As provided in sub-regulation 4.1 of our memorandum of association, subject to British Virgin Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction and, for such purposes, full rights, powers and privileges.

Our principal executive offices are located at Río Negro 1338, First Floor, Montevideo, Uruguay (CP 11100). Our telephone number at this address is +598 2626-3000. Our registered office in the British Virgin Islands is Maples Corporate Services (BVI) Limited, Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.
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
In January 2022, we reached an agreement with McDonald’s on a new growth and investment plan. To support our future growth, we plan to open at least 200 new restaurants and to modernize at least 400 restaurants, with capital expenditures of approximately $650 million from 2022 to 2024. In addition, McDonald’s Corporation agreed to continue providing growth support subject to our compliance with the terms of the growth and investment plan, which resulted in an effective royalty rate of 5.6% of sales in 2022 and 6.0% of sales in 2023 and is expected to result in an effective royalty rate of about 6.0% of sales in 2024. If we are unable to meet our commitments under this new plan or are otherwise unable to obtain a waiver from McDonald’s, we will be in default under the terms of the MFAs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—Our business activity and results of operations may be negatively affected by unforeseen events, such as disruptions, natural disasters, adverse weather conditions, war, such as the Russia-Ukraine war and the conflict in the Middle East, pandemics, such as the COVID-19 pandemic, or other catastrophic events, such as hurricanes, earthquakes and floods.”
As a result of our previous restaurant opening plan and reinvestment plan, property and equipment expenditures were $360.1 million, $217.1 million and $115.0 million in 2023, 2022 and 2021 respectively. In 2023, we opened 81 restaurants, reimaged 241 existing restaurants, and opened 117 Dessert Centers. In 2022, we opened 66 restaurants, reimaged 114 existing restaurants, and opened 107 Dessert Centers. In 2021, we opened 46 restaurants, reimaged 34 existing restaurants, and opened 27 McCafé and 131 Dessert Centers.

B.    Business Overview
Overview
We are the world’s largest independent McDonald’s franchisee in terms of systemwide sales and number of restaurants, according to McDonald’s, representing 4.3% of McDonald’s global sales in 2023. We have the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to collectively as the Territories. As of December 31, 2023, we operated or franchised 2,361 McDonald’s-branded restaurants, which represented 6% of McDonald’s total franchised restaurants worldwide. In 2023 and 2022, we accrued $249.3 million and $194.5 million, respectively, in royalties to McDonald’s (not including royalties accrued on behalf of our sub-franchisees).
We operate in the QSR sub-segment of the fast food segment of the Latin American and Caribbean food service industry. In Latin America and the Caribbean, the fast food segment has benefited from the region’s increasing modernization, as people in more densely populated areas adopt lifestyles that increasingly seek convenience, speed and value.
We commenced operations on August 3, 2007, as a result of the Acquisition. We operate McDonald’s-branded restaurants under two different operating formats, Company-operated restaurants and franchised restaurants. As of December 31, 2023, of our 2,361 McDonald’s-branded restaurants in the Territories, 1,678 (or 71.1%) were Company-operated restaurants and 683 (or 28.9%) were franchised restaurants. We generate revenues primarily from two sources: sales by Company-operated restaurants and revenues from franchised restaurants. Revenues from franchised restaurants primarily consist of rental income, which is generally based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. We own the land for 475 of our 2,361 restaurants and the buildings for all but 7 of our restaurants.
Our operations are comprised of three geographic divisions, as follows: (i) Brazil; (ii) NOLAD, which consists of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana and the U.S. Virgin Islands of St. Croix and St. Thomas; and (iii) SLAD, which consists of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao.
As of December 31, 2023, 47.9% of our restaurants were located in Brazil, 27.4% in NOLAD and 24.7% in SLAD. We believe our diversified market presence reduces our dependence on any one market and helps stabilize the impact of individual countries’ economic cycles on our revenues. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.
The following table presents a breakdown of total revenues by division:

	For the Years Ended December 31,
	2023	2022	2021
	(in thousands of U.S. dollars)
Total Revenues
Brazil	$1,701,547	$1,429,105	$1,002,781
NOLAD	1,132,912	920,189	780,866
SLAD	1,497,419	1,269,608	876,294
Total	4,331,878	3,618,902	2,659,941

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
Restaurant Categories
We classify our restaurants into one of four categories: (i) freestanding, (ii) food court, (iii) in-store and (iv) mall stores. Freestanding restaurants are the largest type of restaurant, have ample indoor seating and include a drive-thru area and parking lot. Food court restaurants are located in malls and consist primarily of a front counter and kitchen and do not have their own seating area. In-store restaurants are part of a larger building, but they do not have a drive-thru area or a parking lot. Mall stores are located in malls like food court restaurants, but have their own seating areas. As of December 31, 2023, 1,223 (or 51.8%) of our restaurants (not including non-traditional satellite stores) were freestanding, 578 (or 24.4%) were food courts, 266 (or 11.3%) were in-stores and 294 (or 12.5%) were mall stores. These percentages vary by country, and may shift as opportunities in malls and more densely populated areas become available in some of the Territories.
Below are examples of each of our restaurant categories:

McDonald's
McDonald's

FREESTANDING

Grand Tasty
TURBO BACON
UNA LOCURA DE BACON
NUEVA
McDonald's

INSTORE

McDonald's

MALL STORE

McDonald's
sobremesas

FOOD COURT

Source: Arcos Dorados

Returns on investment in each type of restaurant vary significantly due to the different capital expenditures required and their different sales potential; mall stores generally provide the highest return on investment while freestanding restaurants generally provide the lowest. Moreover, returns vary significantly on a country-by-country basis.
Reimaging
An important component of our development plan is the reimaging of existing restaurants. As of December 31, 2023, we completed 241 new reimaging projects of our restaurants as compared to December 31, 2022. Our restaurants that have undergone reimaging during the past three years have experienced an additional increase in sales per restaurant over the comparable sales growth experienced by restaurants which have not been reimaged in the same period. Both we and McDonald’s are committed to maintaining an image for our restaurants that creates a contemporary dining experience. Over the last few years, we have invested substantially in the reimaging of our restaurants, and we, pursuant to the MFAs, have committed to a significant reimaging plan. See “Item 10. Additional Information—C. Material Contracts.”
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
Additionally, we participate in the restaurant operations improvement process designed by McDonald’s, under which Company-operated and franchised restaurants are visited at least ten times in any 12-month cycle to identify system opportunities to continuously improve our operations and guest experience. Visits are conducted by our operation consultants, who assess restaurants based on food quality, food safety, service and cleanliness, among others.
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
McCafé locations have been a key factor in adding value to our customers’ experience and represented 6.0% of the total transactions and 3.6% of total sales of the restaurants in which they were located in 2023. As of December 31, 2023, there were 308 McCafé locations in the Territories, of which 18.8% were operated by sub-franchisees. Argentina and Brazil, with 86 and 97 locations, each, have the greatest number of McCafé locations. The first McCafé in Latin America was opened in Argentina in 1999. Pursuant to the MFAs, we have the right to add McCafé locations to the premises of our restaurants.

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
Dessert Centers represented 28.8% of our transactions and 10.2% of our total sales of the restaurants in which they were located in 2023. As of December 31, 2023, there were 3,229 Dessert Centers in the Territories. Dessert Centers are highly successful in Brazil, where we have 2,002 locations. The first Dessert Center was created in Brazil in 1979.

The following maps set forth our McCafé locations and Dessert Centers in each of the Territories as of December 31, 2023:

Network of McCafé Locations	Network of Dessert Centers
308 total McCafé locations	3,229 total Dessert Centers

Source: Arcos Dorados
The McDonald’s Brand
Kantar BrandZ, a brand consulting firm, ranked McDonald’s fifth among the top twenty global brands in 2023. In addition, we believe that in Latin America and the Caribbean, the McDonald’s brand benefits from an aspirational cachet as a “destination” restaurant with a reputation for safe, fresh, affordable and good-tasting food in an attractive setting. McDonald’s strong brand equity stems from the dedicated execution of its brand promise and its ability to associate with the local community where it operates. McDonald’s sets the standard in the restaurant industry worldwide for brand stewardship and marketing leadership.

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
Our menus feature three tiers of products: (i) affordable entry-level options, such as our McTrio 3x3 and Elige tu fav in Mexico, Appetitosos in Colombia and McMenu in Panama, (ii) core menu options made with beef and chicken, such as the Big Mac, Quarter Pounder, McNuggets, McChicken, McCrispy Chicken and Happy Meal, and (iii) premium options, such as the Signature Collection in Colombia, Chile and Uruguay and the Grands Platform in Argentina, Mexico and Peru, and salads for those guests that want lower calorie options. These platforms can be based on the type of products, such as beef, chicken, salads or desserts, or on the type of customer targeted, such as the children’s menu. We have offered a new menu with fewer calories and less sugar and sodium in the majority of our Territories since 2011. Since 2013, we have offered dairy products, fruits or vegetables with our Happy Meals in all of the Territories except Venezuela. In November 2019, we joined McDonald’s Corporation in its mission to serve foods that are a win-win for families, providing delicious and nutritious food that appeal to both kids and parents. In the markets in which we operate, except for Venezuela, we are offering a Happy Meal menu that complies with the following criteria: less than 600 calories, less than 30% of calories from total fat, less than 10% of calories from saturated fat, less than 650 mg sodium, less than 10% of calories from added sugar, no artificial flavors and no added colors from artificial sources and balanced fruit and vegetable content. Arcos Dorados’ new nutritional policy was publicly endorsed by major health and nutrition bodies of various countries, such as Inter-American Society of Cardiology, the Brazilian Association of Nutrition (ABRAN), the Argentine Cardiology Foundation, the Peruvian Nutrition Society (SOPENUT), and the Uruguayan Association of Dietitians and Nutritionists.
Our core menu is the most important element of our menu strategy as it includes most of our product offerings and well-recognized food choices that have global customer acceptance. Products from our core menu are what customers repeatedly order at McDonald’s-branded restaurants worldwide. We expanded our core products with new options such as the Spicy McNuggets, Big Mac Bacon and Quarter Pounder Western BBQ in many countries, which are being offered for a limited time only. Committing to our core menu, in beef products we are expanding the Best Burger program to new markets (in 2023 we included 6 markets) and have experienced positive results in sales, quality and taste, and we are maximizing products from our core menu.
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
We work closely with McDonald’s to develop new product offerings and McDonald’s considers our recommendations regarding regional tastes and preferences, working with us to accommodate such tastes and preferences. We continue to benefit from McDonald’s product development efforts following the Acquisition and have access to a library of products developed globally for the McDonald’s system. For example, in 2021, we took the McCrispy Chicken sandwich platform from the U.S. and successfully launched it in Puerto Rico and Mexico. In 2022, we introduced the McCrispy Chicken sandwich platform to additional markets: Panama, Costa Rica, Ecuador, Colombia, Chile, Trinidad, Brazil, Argentina and Uruguay. This McCrispy Chicken platform consists of three to four different chicken sandwiches made with a special bread and 100% chicken breast, among the chicken sandwich options is a “hero” sandwich, the McCrispy Deluxe, which is a large-mainstream sandwich that can flex to the top tier by adding toppings and sauces.
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
We work closely with the McDonald’s Global Pricing team to develop in our markets the “Pricing Done Well” methodology, that enables a set of tools to leverage our pricing decisions based on customer data. This program has been implemented in Brazil, Mexico, Chile, Colombia and Puerto Rico, where we are constantly running research to understand and support the best value proposal and pricing ladder for our customers.
We also examine trends in the pricing of raw materials, packaging, product-related operating costs as well as individual items sales volumes to fully understand profitability by item. In addition, we use international consultants with particular experience in this area to understand marketplace dynamics and consumer characteristics. These insights feed into the local markets’ menu, promotional and pricing strategy as well as the marketing plan that is disseminated to both Company-operated and franchised restaurants. Restaurants may then adjust pricing and/or item offerings as they choose in an attempt to optimize sales, profitability and local preferences. This cycle is part of an overall revenue management philosophy and is part of our business management practices utilized throughout the region.
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
Our advertisement and promotion activities are guided by our overall marketing plan, which identifies the key strategic platforms that we aim to leverage to drive sales. The advertisement and promotion program is formulated based on the amount of advertisement and promotion support needed for each strategic platform for the year. Our key strategic platforms include menu relevance, by introducing premium products and extending core product lines, convenience, digital and strengthening the kids and family experience. In terms of pricing, we understand that our customers seek great-tasting food at affordable prices and that their perception of value while at the restaurant is a significant factor in determining overall satisfaction and frequency of visits. Other initiatives included the “books or toys” campaign in all our markets in Latin America, through which we sold more than 20 million books since 2013 and which aims to encourage children’s creativity.

In 2023, we continued focusing our efforts to promote our mobile app and new digital channels such as “Pide y Retira” (“order and pick up”). We strengthened sales channels like McDelivery with special offers and repositioned the drive-thru sales channel in order to adapt to the new mobility trends. In addition, we successfully rebuilt our family business with the introduction of family bundles like the Family Box and the “McCombo Pro”, a special EVM linked with gaming to target older kids in order to guarantee a brand journey from Happy Meal to McDonald’s core menu. All advertised Happy Meal bundles in the markets in which we operate comply with McDonald’s Corporation’s Global Marketing to Children Policy, including its Global Happy Meal Nutrition Criteria.
To unlock further growth, Arcos Dorados has committed to win the digital race in Latin America. We have created a dedicated department that is working under agile methodologies to accelerate our digital offerings. We are doubling down on our digital marketing capabilities to acquire, activate and engage customers through personalization. We continue to evolve our Mobile App which is the leader in the QSR industry with 120 million downloads and 4.8 star ratings. Additionally, we are developing new digital solutions to respond to customer trends such as mobile order and pick up.
Through our digital platform, Arcos Dorados will offer customers the personal, fast and easy experiences they love and provide them with many reasons to keep coming back. Our lifecycle management efforts, combined with the launch of our loyalty programs in Brazil “Meu Méqui” and in Uruguay “MiMcDonald’s”, are producing double-digit increases in our digital customer’s purchase frequency. We will continue launching our loyalty program throughout the markets in which we operate.
Through the execution of these initiatives, we work to enhance the McDonald’s experience for customers throughout the Territories and increase our sales and customer counts. We aim to position ourselves as a “forever young” brand that provides its customers delicious “feel good moments” through a youthfully energetic, distinctly casual, personally engaging and delightful dining/brand experience.
Digital, Delivery and Drive-Thru Strategy
We are focused on leveraging our competitive strengths by building a digital strategy we believe will help continue the growth of our digital, delivery and drive-thru channels. Our industry-leading digital platform offers guests greater choices for how to enjoy our brand experience, while the connection with families remains at the core of its appeal. As a result, during 2023, we saw strong growth in on-premise sales, while also generating strong off-premise sales growth. In 2023, our digital channels (the mobile app, delivery, self-order kiosks and order ahead) comprised 50% of our systemwide sales, representing $2.8 billion in digital sales. We leveraged our structural competitive advantages, including the largest free-standing restaurant portfolio in the Latin American and Caribbean QSR industry and our industry-leading digital platform to generate robust digital sales growth. Towards the end of October 2023, we officially launched the nationwide Loyalty Program “Meu Méqui” in Brazil and in April 2024, we launched the program “MiMcDonald’s” in Uruguay. The program allows the Company to boost the power of its Mobile App, leveraging guest data to increase engagement, frequency and lifetime value through a more personalized and rewarding experience. Beef and chicken campaigns reinforced our sales expansion, while McDonald’s exclusive global sponsorship of the FIFA World Cup allowed us to run campaigns in all markets, which boosted guest usage of our digital and delivery platforms. Our mobile app is currently available in 18 markets and over 2,300 restaurants, reaching more than 115 million cumulative downloads by the end of 2023. The mobile app had more than 19 million average monthly active users and, in December 2023, identifiable sales represented almost 21% of the Company’s total sales. In addition, Arcos Dorados’ CRM (Customer Relationship Management) platform, had more than 79.5 million unique registered users by the end of December 2023, and continued to grow in early 2024. The platform provides convenient solutions, combined with insights from the Company’s data analytics capabilities, driving a more personalized experience with a higher guest lifetime value.
We continued to generate significant growth in our delivery sales channel in 2023, which have more than tripled since 2019. Trends in drive-thru, also reflected the structural competitive advantage of our free-standing restaurant portfolio. Sales in this channel were up around 64% between 2019 and 2023. Guest experience is the main driver of frequency and sales growth, so we made operational improvements over the last several years to speed up total experience times and reduce inaccuracy that strengthened customer satisfaction. As a result, we have the highest drive-thru market share among all restaurants in the markets in which we operate.

Regional Operations
The Company is divided into three geographic divisions: Brazil, NOLAD and SLAD. Except for Brazil, the other two divisions are subsequently divided into sub-groups comprised of individual Territories. The presidents of the divisions report directly to our chief operating officer.
The following map sets forth the number of our restaurants in each of our operating divisions as of December 31, 2023:

NOLAD
• Stores: 647 (1)
Brazil
• Stores: 1,130
SLAD
• Stores: 584 (1)

(1) Non-traditional satellite restaurants are included.
Source: Arcos Dorados
We remain close to customers by managing operations at the local level, including implementing recruiting centers, conducting marketing campaigns and promotions, monitoring consumer perception and managing menu offerings. We conduct administrative and strategic activities at either the divisional level or at our headquarters, as appropriate. In addition, we have designed standardized crew recruiting manuals and have implemented a new modernized training system for crew and managers. These centralized operations help us maintain consistent procedures, quality control and brand management across all of our markets.

Set forth below is a summary of our restaurant portfolio as of December 31, 2023.

	Ownership			Store Type(1)						Real Property(2)
Portfolio by Division	Company-Operated	Franchised	Total	Freestanding	Food Court	In-Store	Mall Store	Dessert Centers	McCafé Locations	Owned	Leased
Brazil	689	441	1,130	579	346	91	114	2,002	97	109	1021
NOLAD	494	153	647	404	136	50	57	520	19	205	435
SLAD	495	89	584	240	96	125	123	707	192	161	423
Total	1,678	683	2,361	1,223	578	266	294	3,229	308	475	1,879

(1)    Non-traditional satellite restaurants are included in these figures.
(2)    Developmental licenses and mobile stores are not included in these figures.
Brazil
Brazil is our largest division in terms of restaurants, with 1,130 restaurants as of December 31, 2023 and $1,701.5 million in revenues in 2023, representing 47.9% and 39.3% of our total restaurants and revenues, respectively. Our operations in Brazil are based in São Paulo and McDonald’s has been present in Brazil since opening its first restaurant in Rio de Janeiro in 1979.
NOLAD
NOLAD includes nine countries with 647 restaurants as of December 31, 2023 and $1,132.9 million in revenues in 2023, representing 27.4% and 26.2% of our total restaurants and revenues, respectively. Its primary market is Mexico, where the division’s management is based. McDonald’s has been present in Mexico since opening its first restaurant in Mexico City in 1985. As of December 31, 2023, Mexico represented 57.2% of NOLAD’s restaurants and 34.8% of NOLAD’s revenues in 2023, and Mexico is our second-largest market in terms of restaurants.
SLAD
SLAD includes ten countries with 584 restaurants as of December 31, 2023 and $1,497.4 million in revenues in 2023, representing 24.7% and 34.6% of our total restaurants and revenues, respectively. The division’s management is based in Colombia and its primary market is Argentina, where McDonald’s has been present since opening its first restaurant in Buenos Aires in 1986. As of December 31, 2023, Argentina represented 38.2% of SLAD’s restaurants and 45.6% of SLAD’s revenues in 2023. Argentina is our third-largest market in terms of restaurants.
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
•Traceability
•Food fraud prevention, including efforts to ensure prevention of fraudulent and intentional substitution, dilution, addition or misrepresentation of food, food ingredients or food packaging or labeling made for economic gain that could adversely impact consumer health
•Product quality, including product and raw material specification, sensory attributes, process validation and capability
•Verification and continuous improvement, including management of customer complaints
Due to our supply chain management described above, we believe our products have a competitive advantage because they have many unique attributes that make them appealing to our customers. For instance, our Chicken McNuggets are made of 100% white meat; our frying oil in almost all our markets is 100% free of trans fatty acids; the dairy mix for our sundaes and the McFlurry is produced from best quality ingredients and undergoes heat treatment processes to provide best-in-class quality and safest products; our leaf vegetables are harvested in fields with good agricultural practices and are washed and sanitized to improve food safety standards, and our beef patties are made with 100% pure beef and do not contain additives or preservatives.
Pursuant to the MFAs, we purchase core products and services, such as beef, chicken, pork, buns, potatoes, produce, sauces, cheese and dairy mixes, from approved suppliers and distribution centers who meet the above mentioned requirements. If McDonald’s were to determine that any product or service offered by an approved supplier is not in compliance with its standards, it may terminate the supplier’s approved status. Beyond the purchase of core products and services, we have no restrictions on which suppliers we may use, as long as they meet the requirements for approval. We have largely continued the supply relationships that McDonald’s had established prior to the Acquisition, and we developed relationships with new suppliers in accordance with McDonald’s product and supplier requirements, including the following: Supplier Quality Management System (SQMS), Social Workplace Accountability (SWA), Distributor Quality Management Program (DQMP), Animal Health and Welfare (AH&W) and Packaging Quality Management Systems (PQMS), among others.
Since the process to become an approved supplier is lengthy, costly and requires proof of compliance with McDonald’s high quality standards, we have found that oral agreements with our approved suppliers generally are sufficient to ensure a reliable supply of quality food products, and we have developed long-term relationships with most of our suppliers. In addition, we enter into written agreements with most of our suppliers regarding the cost of such goods, which can be based on pricing protocols, formula costing, benchmarking or open bidding processes, as appropriate. Our 32 largest suppliers account for approximately 75% of our supplies, and no single supplier or group of related suppliers account for more than 13% of our total food and paper costs. Among our main suppliers are Marfrig Global Foods SA; McCain Foods Group Inc; Coca Cola Company; Bimbo S.A. de C.V; Axionlog B.V; Reyes Holdings L.L.C.; HAVI Group L.P; Savencia Fromage & Dairy; BRF S.A.; Tyson Foods; Schreiber Foods Inc.; American Beef S.A.; J.R. Simplot Company; Frima S.A; Kerry Group plc; Golden State Foods; F C & Natural Salads Distribuidora de Produtos Hortifrutigranjeiros Ltda; Bunge Limited; Lactalis Group; Griffith Foods Worldwide Inc; Panifresh S.A; BO Packaging S.A; Lacteos de Poblet S.A; Brasilgrafica S.A; IBD Foods, LLC; Terbium Industrial S.A; Frigorifico Guarani SACI; Interbake Chile S.A; Granja Tres Arroyos S.A; Impresora Delta S.A; Cellier Alimentos do Brasil Ltda.; and Fortunato Mangravita S.A.

Our integrated supply chain management optimizes value as we work with suppliers to develop pricing protocols, inventory management, planning and product quality. As of December 31, 2023, approximately 21.8% of the food and paper products used in our restaurants were exposed to fluctuations in foreign exchange rates. This percentage varies among the Territories; for example, 39.2% of the products consumed in Mexico are exposed to fluctuations in foreign exchange rates, while 15.8% and 56.2% of the products consumed in Brazil and Colombia, respectively, are exposed. This includes the toys distributed to our restaurants, which are imported from China. Certain supplies, such as beef, dairy and produce, must often be locally sourced in 2023 due to restrictions on their importation. Although we maintain contingency plans to back up restaurant supplies, fluctuations in exchange rates coupled with the MFAs’ requirement to purchase certain core supplies from approved suppliers, may mean that we are unable to quickly find alternate or additional supplies in the event a vendor is unable to meet our orders. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—From time to time, we depend on oral agreements with third-party suppliers and distributors for the provision of products and services that are necessary for our operations.” The suppliers deliver almost all of their products to distribution centers that are responsible for transportation, warehousing, financial administration, demand and inventory planning and customer service. The distribution centers interact directly with our Company-operated and franchised restaurants.
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
In addition, in 2023 we launched the Arcos Dorados Supplier Manual which details all the requirements that our suppliers must meet to be part of our system. This document sets out all of McDonald’s and Arcos Dorados requirements with the latest versions of documents, policies and audit checklists. The supplier is requested to acknowledge receipt of the Supplier Manual. This document is available in Spanish, English, Portuguese and French.
We have audits in place to verify that leaf vegetable growers follow good agricultural practices (food safety standards) and preventive measures, so as to guard against potential sources of contamination and cross-contamination from seed to serving. All raw materials suppliers of beef, chicken, pork and eggs need to comply strict food safety standards and undergo Animal Health and Welfare, bovine spongiform encephalopathy disease (beef suppliers), Good Manufacturing Practices (“GMP”), traceability, HACCP and social workplace accountability audits.
McDonald’s animal health and welfare standards are defined for each species and verified through recurring independent audits of approved slaughterhouses. Where these audits find non-compliance, we work with the supplier to enhance their practices and implement robust and sustainable corrective action plans.
At the processing stage, we implement a supplier quality management system (SQMS), as described above, that encourages continuous improvement in each supplier. The supplier quality management system is measured, scored and audited on a regular basis to guarantee continuity and improvement. These audits are conducted by third party audit firms approved by McDonald’s.

Suppliers must also establish measures to prevent intentional or unintentional harm to people, products and processes, as well as associated losses. We expect our suppliers to be able to demonstrate, among others, facility security and food defense plans based on recognized and valid methodologies, ensure that only authorized persons have access to their facilities, maintain protocols to report any breaches or suspected breaches of security with plans for investigation and corrective actions and perform risk analysis on ingredients and raw materials to ensure compliance with food safety and quality requirements.
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
At the distribution stage, we deployed the McDonald’s Distribution Quality Management Program (DQMP), which includes, among others, management commitments, personal hygiene practices, material handling, a shelf-life management system, crisis management, facility security, food safety systems, foreign material control, cold chain management, record keeping, continuous improvement, customer service, a sophisticated stock recovery and traceability program, a quality inspection program upon receiving and unloading food items, contingency planning and regulatory compliance.
Additionally, beginning in 2017 we introduced a restaurant food safety audit program, which is an annual unannounced audit of our restaurants run by a third-party audit firm approved by McDonald’s.
All our suppliers perform the audits at the frequencies determined by each program. It should be noted that although Venezuela is an exceptional market, it also carries out audits with local auditing firms and on behalf of Arcos Dorados.
We also participate in the Service Management Group Inc. (SMG) program, which is operated by McDonald’s in several different regions, and provides customers with the opportunity to provide feedback on their experiences at our restaurants and with our products using a link to an online survey. Customer feedback obtained through the SMG program is sent to a centralized monitoring system that evaluates key operations indicators. Our multidisciplinary teams, which include members of our Supply Chain and Marketing and Operations teams, work to improve quality and efficiency at the restaurant level throughout the Territories.
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

Our Guests
We aim to provide our guests with safe, fresh and great-tasting food at a good value and a favorable dining experience in the family friendly environment demanded by our target demographic of young adults and families with children. Based on data from the United Nations Economic Commission for Latin America and the Caribbean, the Territories represented a market of approximately 571 million people in 2024—equivalent to the combined population of the United States, Germany, France and the United Kingdom—of which approximately 21.3% are under 14 years old and 36.6% are under 25 years old. As a business focused on young adults in the 14 to 35 age range and families with children, our operations have benefited, and we expect to continue to benefit, from our Territories’ population size, age profile when compared to more developed markets and improving socio-economic conditions.
The McDonald’s brand in Latin America is positioned as an aspirational experience and a destination for our guests. In order to maintain that brand positioning, we have implemented several initiatives focused on providing our guests with a differentiated customer experience. McDonald’s digital strategies provides an innovative experience with a noticeable change in the areas of service, hospitality, and atmosphere in the restaurant. We will evolve to an integrated vision, based on 5 fundamental pillars to transversally deliver the expected experience for our guest: atmosphere, people, family, menu and technology.

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
Price Controls
Certain countries in which we conduct operations have imposed, and may continue to impose, price controls that restrict our ability, and the ability of our sub-franchisees, to adjust the prices of our products. For example, in Venezuela, the Fair Price Act has been in force since 2013, which seeks to lower high inflation by controlling prices and costs in the chain of production. The Fair Price Act generally sets forth a profit cap of 30% on the cost structure of goods and services, thus reducing management’s ability to freely determine final prices. According to regulations passed under the Fair Price Act, to determine a final and fair price, management must observe and consider all of the costs of production, including (i) acquisition costs of raw materials, the determination of which must comply with existing regulations on transfer pricing (i.e., price, freight, primary storage, non-recoverable taxes and other costs directly attributable to the acquisition of raw materials), (ii) labor costs, and (iii) indirect costs of production.
The Fair Price Act also empowers the National Agency for the Defense of Socio-economic Rights to implement provisions and regulations on “fair pricing” and to oversee and audit businesses in Venezuela. Breaches of the Fair Price Act can result in criminal charges against merchants or business people. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Results of Operations and Financial Condition—Price controls and other similar regulations in certain countries have affected, and may in the future affect, our results of operations.” Although we managed to navigate the negative impact of the price controls on our operations from 2013 through 2023, the existence of such laws and regulations continues to present a risk to our business. We continue to closely monitor developments in this dynamic environment.

In Argentina, the current administration, which took office in December 2023, has abrogated Law No. 26,991, known as the “Regulation on Production and Consumption Relationships Act,” and Law No. 26,992, titled the “Creation of the Observatory of Prices and Availability of Inputs, Goods and Services Act”, by means of Decree No. 70/2023, issued on December 21, 2023. Decree No. 70/2023, which remains subject to congressional and judicial review, also abrogated and amended several existing regulations with the purpose of deregulating the Argentine economy.
Labor Regulation
We are also subject to labor laws applicable in the countries in which we operate. During 2022, Venezuela implemented one minimum wage increase in the minimum wage. No additional increase of minimum wage has been implemented but the government in Venezuela has increased other social benefits without direct impact on labor cost.
In Peru, Law No. 31600 extended the coverage of family allowances payable by employers to workers in private activity. The allowance, which is equivalent to 10% of the legal minimum wage, was previously payable to employees with children under the age of 18 or whose children are over the age of 18 but are pursuing higher education (up to the age of 24) and has now been extended to cover children over the age of 18 with severe disabilities, as certified by the applicable authorities. Additionally, Law No. 28553 approved the rules relating to the General Law for the Protection of People with Diabetes (Law No. 28553), which provides new obligations with respect to health promotion in the workplace. Additionally, Law No. 31828 was enacted, which seeks to encourage employment of persons between the age of 18 and 29, by providing benefits for private employers as of January 1st, 2024.
In Argentina, Decree No. 70/2023, which became effective on December 29, 2023, abrogated a series of labor laws and regulations, with the aim of providing flexibility and reducing costs for employers. However, several labor unions have requested judicial relief and the labor justice ordered the precautionary suspension of the labor provisions thereof, pending a ruling with respect to the constitutionality of Decree No. 70/2023. While certain lower courts have ruled Decree No. 70/2023 to be unconstitutional, litigation continues and the issue will likely be decided by the Supreme Court, which will determine the enforceability of Decree No. 70/2023. The validity of Decree No. 70/2023 is subject to a vote of the Argentine Congress.
Consumer Regulation
We are also subject to increasing consumer regulation. For instance, in Peru, draft bill No. 3657/2022-CR was introduced to the Peruvian congress in November 2022, which provides that monies derived from sanctions imposed by the regulatory authority for consumer rights violations in Peru will be partially assigned to consumers who filed the respective claims. Enactment of this regulation may result in a significant increase in the number of consumer claims filed with the regulatory authority and could impact our costs and financial condition. It should be noted that this draft bill is still under evaluation by the Peruvian Congress.
On January 16, 2024, Bill No. 6815/2023-CR was presented, which proposes that companies must guarantee the health, safety and physical integrity of consumers in and around their business establishment. Likewise, they must guarantee access to them, through a safe wait for consumers, in order to avoid affecting their health and the theft or deterioration of their belongings. This draft bill is also being evaluated by the Peruvian Congress.
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
Social Initiatives and Charitable Activities
The well-being of the communities where we operate is of considerable importance to us and we are engaged in a wide range of programs focused on positively impacting those communities. In addition to the support we give to Ronald McDonald House Charities, both currently and historically, we continue expanding our reach to the areas of Youth Opportunity and Sustainable Development and further strengthened our efforts in these areas in 2023, across the entire company, to reinforce our position as a socially responsible company.
Our social initiatives and charitable activities are embedded into our Recipe for the Future platform, which consolidates our social and environmental impact strategy and has six key pillars: youth opportunity, climate change, circular economy, sustainable sourcing, commitment to families and diversity and inclusion. The goal of Recipe for the Future is to align our efforts and follow a uniform agenda to fulfill the pillars of our impact strategy.
Every McDonald’s restaurant opened in 2023 complies with a set of sustainable initiatives related to recycling, climate change, sustainable sourcing as well as social programs and focus on diversity and inclusion under the Recipe for the Future platform.
Youth Employment
Youth unemployment is one of the most critical issues facing countries in Latin America. Through our Youth Opportunity initiative, we promote social mobility by providing training and employment opportunities to young people in Latin America that help them develop valuable customer service, soft skills and leadership skills that can be applied to a wide range of career paths in the future. We are implementing this initiative through strategic alliances and by leveraging our track record and experience in this field. We are also developing projects for labor participation that include technical training and programs to support the employment of people with disabilities, as well as financial literacy for our employees.
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
In conjunction with our Latin American branch of Hamburger University, we created the training platform MCampus Comunidad, which was designed as an Arcos Dorados and McDonald’s employee training system, but has been opened to the general public, particularly to young people seeking formal job opportunities. MCampus Comunidad offers 26 free, online soft skills courses, related to leadership, digital capabilities, IT and customer services, all of which offer an official, formal certificate issued by the Hamburger University. As of December 31, 2023, over 120,000 young people had enrolled in the platform and approximately 64% of the people who enrolled in the courses were unemployed.
We have also continued to strengthen our partnerships with other organizations that focus on soft skills training, such as Aldeas SOS, Instituto Ayrton Senna (Brazil), Fundación Sí (Argentina), Liceo Impulso (Uruguay), Mi Sangre (Colombia), and Junior Achievement, among others. In 2023, we donated over $9.4 million in connection with our solidarity days, Gran Día and McHappy Day. Those funds were transferred to non-governmental organizations that support the development of soft skills and the employability skills of young people across the region and to support the local chapters of Ronald McDonald House Charities.

In Argentina, the Fundación Sí builds and operates student houses for low-income young people that don’t have access to universities in their local communities. Through our alliance with them, more than 700 students were able to continue with their studies.
Instituto Ayrton Senna in Brazil is a renowned non-governmental organization (“NGO”) working to improve education at all levels. Our strong partnership allowed Arcos Dorados to reach more than 1,200 young students in partnership with Centro Paula Souza. We also developed a soft skills program called “Meu Jeito” in partnership with Instituto Ayrton Senna, the first stage of which we have implemented in its first stage with our own crews in Brasil and which we plan to open to the community in every country in which we operate in 2024. In 2023, more than 19,000 members of our crew in Brazil participated in this program.
Community
In 2023, we executed our yearly Gran Día and McHappy Day campaigns, which seek to broaden our social impact. Through these campaigns, funds raised through the sale of Big Macs were donated to local organizations supporting youth employment and the Ronald McDonald House Charities. We raised more than $9.4 million in 2023.
Besides the Ronald McDonald Houses, in 2023, we collaborated with more than 20 NGOs, including Aldeas Infantiles SOS in Peru, Mexico, and Costa Rica, Voces Vitales in Panamá, Mi Sangre in Colombia, Ayrton Senna Institute in Brazil, Fundación Sí in Argentina, Fundación Coanil in Chile, Fundación El Triangulo in Ecuador, Liceo Impulso in Uruguay, Centro Man Na Obra in Aruba and Fonditut in Curaçao.
We also contribute to the communities in which we operate through the Ronald McDonald House Charities, which is dedicated to creating, finding and supporting programs that directly improve the health and well-being of children by providing “a home away from home” to children undergoing medical treatment in hospitals and their families.
To continue supporting our community, we developed a program called “Espacio Azul” (or “Blue Space”) in 10 countries and more than 2,000 restaurants with the objective of giving customers with autism spectrum disorder and their families, the opportunity to enjoy the McDonald’s experience. The “Blue Space” program, in collaboration with third-party experts, creates specific, inclusive areas in our restaurants to offer comfortable spaces for those with autism spectrum disorder. Among the updates we have made to our designated areas for the Blue Space program are: reducing the intensity of our lights, lowering the music volume and offering a specific menu with pictograms. Additionally, we have provided training for our staff to raise awareness about autism spectrum disorder and highlight best guest service practices to ensure an inclusive and respectful environment and customer experience at our restaurants. The program has been gaining traction and visibility and we are currently expanding the program to other countries. For us, inclusion is extremely relevant both because of our employees and our customers.
Diversity and Inclusion
Diversity, equity and inclusion is a priority for Arcos Dorados, as we understand that a culture of inclusion and appreciation for all employees, creates a stronger and more effective workforce.
In January 2018, Arcos Dorados formed a Diversity and Inclusion Committee aimed at promoting and fostering an inclusive culture in which gender, race, culture, sexual orientation or gender identity, religion, class or political belief, is valued and viewed as a competitive advantage and allows the company to consider and include new perspectives and backgrounds. Since 2018, the Committee has worked toward improving employees’ sense of belonging in the workplace and building a more connected workforce, as we believe this creates an environment where employees work more efficiently and effectively. Since 2021, we have quadrupled the presence of women in our management board and promoted more women than ever to managerial positions, we published a new code of conduct for the respectful interaction with the LGBTQI+ community, we established Blue Spaces for guests who suffer from Autism Spectrum Disorders in more than 2,000 restaurants across 10 countries. We believe our diversity and inclusion practices have generated improvements in business results, innovation, and decision-making, among others.
In 2023, the Committee focused on five specific areas:
•Women’s Network: centered in issues of gender equality and providing women with all necessary tools for reaching their highest potential. The Women´s Network is formed by women at all levels of the company, from the crew at the restaurant level to the executives at the level of the management board. The women’s network provides a platform to elevate ideas and opinions to help women reach their highest managerial levels within the company. Our Women’s Network offer seminars, video gatherings, and talk shows using our corporate Hamburger University platform and works to liaise with management to convey the ideas and issues that affect women in the workplace. Arcos Dorados already employs a majority of women in its workforce, with 56% of its workforce comprised of women, and we are committed to increasing the participation of women in more senior roles and positions. In addition to our internal initiatives, in 2023 we increased the number women in leadership positions and the number of agreements and alliances signed with non-governmental organizations, international government bodies such as the United Nations and national governments in the region to guarantee equal opportunities to jobs and promotions. In 2023 we also launched courses to promote equity in technology knowledge for women, enhancing their mastery of digital tools, strengthening their careers and improving their resumes. We have also received the “Espacio Seguro” seal in some of the countries in which we operate, which is granted to violence free workplaces, and have trained our crews to offer effective assistance to women at risk. We have also implemented comprehensive maternity benefits, including free prenatal care, medical care through the child’s first year, lactation spaces in the workplace and free psychological care for mothers. All of these measures have led us to be acknowledged as one of the Best Workplaces for Women in several of the countries in which we operate, among other recognitions related to our gender initiatives.
•Gender Identity and Sexual Orientation Diversity (LGBTQI+): our Committee helped form a network of employees from all professional levels and areas in the Company to promote LGBTQI+ issues and foster a culture of respect, inclusion and professional growth, with zero tolerance for discrimination and promoting open and respectful discussions about the needs of the LGBTQI+ community across all levels of the Company. In 2022 we published a new guide to educate all employees about LGBTQI+ issues and terminology. The guide has the objective of ensuring respectful interactions among all employees and fostering an inclusive and safe environment for members of the LGBTQI+ community. We have also implemented gender neutral uniforms and gender neutral bathrooms across several of our restaurants.
•Intergenerational Diversity: our Committee has focused on the creation of a less top-down hierarchical work environment, in accordance with the agile methodology, where collaborative learning and innovative culture are nurtured horizontally. The majority of our workforce is between the ages of 18 and 24 years old, and our goal is to achieve a better understanding among the different generations of employees and leverage the skills and insights of each of them. In 2022, we established a pilot program in our largest markets, where employees at different levels of the corporate structure work in another role within the corporate structure for one day. This pilot program was designed to help employees at different levels better understand the work demands and skills required as well as the issues, challenges and concerns faced by colleagues at different levels of the corporate structure. Part of the Committee’s focus with respect to this topic consists in helping our younger employees what older generations expect from them in the workplace and teaching them to coexist, and in some cases supervise, employees from older generations. training our younger employees to understand what older generations expect from them as a part of the workforce while teaching them to coexist with, and sometimes supervise, individuals from older generations.
•Health and Wellness: our Committee is focused on initiatives to promote health and wellness and assisting employees who are feeling stressed. To that end, we have established a 24-hour medical consultation program via WhatsApp for employees in different markets, focused on providing mental and physical support, conducted a series of educational and training programs, as well as streamed video gym and exercise classes through our corporate Hamburger University network. We have created a Wellness Ambassadors program in each market in which we operate which aims to educate our employees in the special benefits the Company offers our younger employees, such as youth maternity support programs, preventive medicine programs in our restaurants, free dental and vision checks and free gym classes,
•People with Disabilities: Arcos Dorados helps lead the effort in Latin America to include people with disabilities in the workforce. We have agreements in different countries, such as Argentina and Brazil, with NGOs that specialize in recruiting and training individuals with disabilities. We have carried out internal surveys to identify all disabilities present across the Company and to quantify the amount of employees with disabilities in our workforce, and we have analyzed the tools such employees require to perform their work in order to supply them with those tools. Additionally, we have designed and published internal guidelines to ensure all our employees are trained to interact with individuals with disabilities and conducted seminars to give visibility to the contributions individuals with disabilities make to our achievements. Additionally, in 2022 we launched the project Blue Spaces that focuses on providing certain accommodations and making certain restaurant design adaptations to establish more inclusive spaces within our restaurants and to be more welcoming to our guests on the autism spectrum, including by reducing excessive sound and visual stimulation, making available menus with pictograms and prioritizing their orders.

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
As part of our commitment to safeguarding the well-being of Arcos Dorados employees, guests and third-party operators, we continue to reinforce our product and service safety program called McProtegidos, or McSafe, which establishes a guide that combines strict hygiene, cleanliness and sanitation protocols that characterize our brand. In addition to reinforcing existing safety measures, such as requiring that our employees wash their hands at least every half hour and sanitize their hands every fifteen minutes, hand sanitizer is made available at the lobby of our restaurants and other locations throughout the restaurants. We also encourage our customers to use contactless payment methods, such as credit cards. Additionally, we use double bags and triple sealing to ensure isolation of food for McDelivery and sanitize bags that transport food supplies to our restaurants. Arcos Dorados will continue to follow and implement all recommendations from local health authorities.
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
In 2023, Arcos Dorados joined the Earth Hour for the 14th consecutive year, a worldwide initiative of the WWF, to raise the global population’s awareness and participation in environmental conservation and climate change prevention. All our restaurants and offices turn their external lights off for 60 minutes on this day.
In order to achieve reductions in our environmental impact at the restaurant level, we are taking specific actions, such as advancing our transition to renewable energy sourcing. To that end, we have signed power purchase agreement (“PPAs”) in Brazil, Argentina and Colombia. The total renewable energy utilized in 2023 was 171,917,979 kilowatt-hours, which represents approximately 30% of the total energy utilized by Arcos Dorados in 2023 and is an increase from 4% in 2019.
Climate Change
We expect to publish the results of our scopes 1, 2 and 3 greenhouse gas emissions as of December 31, 2023 in our Social Impact and Sustainable Development Report, which is scheduled to be released in May 2024.
Arcos Dorados is aware of the impact its supply chain has on the sustainability of its business, and we see this as a priority for us. As a company, we are fully committed to the environment and to reducing the impact of our operation by means of our Recipe for the Future platform. For this reason, we actively work to identify, reduce and mitigate the social and environmental impacts, together with our suppliers, encouraging best practices in each stage of the supply chain. We participated in the Carbon Disclosure Program (“CDP”) Supply Chain Program as a member in 2023 for the seventh consecutive year. Arcos Dorados plays a leading role among the members of CDP Latin America, achieving the highest response rates from our suppliers in disclosing their environmental impacts through the CDP questionnaires. In 2023, Arcos Dorados achieved a 100% response rate from our suppliers, who were asked to respond to three questionnaires: climate change, forests and water security.
Our own 2023 CDP scores are as follows: for the Forest Program, B- in cattle products, B- in soy products and B in timber products; B- for the Climate Change Program; and C for the Water Security Program. We are satisfied with the progress made thus far. We know we still have a lot of work to do, but we believe that we are taking the necessary measures to achieve our goals.
Packaging and Recycling
Our packaging sourcing goal is to guarantee that 100% of our packaging comes from renewable, recycled or certified sources by 2025. Also, by 2025, we seek to offer waste sorting opportunities for our customers in our restaurants. We understand that recycling infrastructure, regulations and consumer behaviors vary city to city and country to country, but we are committed to be part of the solution and help influence powerful change.
In 2023, we achieved 90,5% of compliance with our packaging sourcing commitment. We continue to display waste sorting bins in our restaurants and educate our consumers about the importance of properly sorting and recycling materials where and when possible.
On a yearly basis, we offer sustainability workshops in our restaurants and organize beach clean-up activities in several markets, such as Argentina, Chile, Ecuador, Uruguay, Peru and Puerto Rico. We plan to expand these opportunities within our communities.
Our strategy focuses on prioritizing certain processes: eliminating or minimizing the use of packaging through design innovation; recovering and recycling where possible; and aiming to close the loop by using more recycled materials in our packaging and restaurants, which in turn helps to drive global demand for recycled materials.
Additionally, in Colombia, we have a project called “Hazlo Circular,” in partnership with the sustainability startups Amazoniko, to offer free pickup of used food packaging from McDelivery orders for recycling and we have collected more than 2 tons of recyclable waste in the Bogota region as of the date of this report/in 2023.
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
•Straw only upon customer request, with the additional removal of lids from cold drinks served in restaurants and replacement of plastic cups in some markets.

•Cutlery redesign (the spoon delivered with desserts redesigned to reduce plastic per unit by 40%) or replacement with fiber-based material.

•Plastic salad bowls and breakfast containers which were replaced with a 100% biodegradable cardboard box.

•Plastic lids on cold beverages for delivery service were replaced by paper/ PE seals.

Currently, our packaging includes 7,328 tons of recycled material (which amounts to 16.8% of recycled material in our packaging); that does not come into direct contact with food, showcasing our commitment to reducing packaging and increasing recycled material for a circular economy.
We will continue to move forward in becoming part of the solution and making sure these plastic items never return to our restaurants. For example, to meet our commitment to remove plastics from Happy Meal toys by the end of 2025, in 2023, 4 out of 11 toy campaigns for the year included sustainable toys in our Happy Meal menu. This represents 18 weeks and around 35% of the toys distributed during the year. Sustainable toys may be made with paper, carboard, cloth or green polyethylene.
We are also working with Coca-Cola to recycle plastic items. We have installed plastic recycling machines in some of our restaurants in Colombia so our customers, and anyone in the area, can deposit plastics into the machines and receive points for every item. After a certain number of points accumulated, we offer a free product as a token of our gratitude for helping us take care of the planet. In 2023, we collected more than 15,000 packaging units through this partnership.
When it comes to fiber materials, it is important to ensure that our fiber suppliers support deforestation-free supply chains. As an interim goal for 2025, we are focused on fiber-based packaging and committed to sourcing 100% of primary fiber-based guest packaging from chain-of-custody certified or third-party verified recycled sources, where no deforestation occurs. At the end of 2023, 100% of our fiber volume met this goal. With respect to facility-level certification, 100% of our suppliers are certified as either FSC® (Forest Stewardship Council) or Programme for the Endorsement of Forest Certification (“PEFC”).
Reverse logistics is another component of our recycling program. We are leveraging our logistics providers to recover cardboard from our restaurants, which is then recycled and reused to generate new packaging. The solution is being tested in several markets. In 2023, we recovered more than 460 tons of cardboard, which were reused in our value chain, providing us with opportunities to recycle and reduce waste. We aim to continue increasing the number of collected cardboard tons in the coming years.
We also use reverse logistics for our used oil recycling program. We recycle used cooking oil in all our restaurants, which is then reused according to local regulations. For instance, in 2023, more than 3,382,000 litters of used cooking oil were recycled for further use, including as biodiesel.
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
Over the last decade, Arcos Dorados has partnered with coffee suppliers to help advance coffee sustainability. We source coffee from suppliers that meet internationally certified sustainability standards. By the end of 2023, all of our coffee suppliers reached our approved sustainable source certifications. More than 96% of all the coffee served in our restaurants located in Argentina, Brazil, Chile, Uruguay, Costa Rica, Panama, Mexico, Colombia and Ecuador is now Rainforest Alliance certified. Moreover, 100% of the total coffee served in our restaurants is certified, as we also receive certifications from other internationally certified sustainability standards.
Our fish, over the Territories in which we offer it on the menu, is sustainably raised to protect long term fish production and improve the marine ecosystem.
While we don’t use palm oil in our cooking processes, we work with our suppliers to guarantee that when they use oil as an ingredient, it is certified under the Roundtable on Sustainable Palm Oil (RSPO) standards.
Additionally, we ask our chicken suppliers to source their chicken feed from low-deforestation regions or comply with certification requirements if it is sourced from countries where there are protected biomes, such as Brazil, Argentina and Paraguay. Arcos Dorados is a member of the Round Table on Responsible Soy (RTRS). The RTRS ensures responsible practices among soy growers for community relations, labor rights, legal compliance, business, agriculture and the environment. Arcos Dorados is engaged with chicken suppliers and the origin of soy used as an ingredient of their feed, supporting responsible production of soy through the purchase of RTRS credits.
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
In 2023, we achieved 99.87% compliance with the deforestation-free beef procurement policy: for Brazil, 99.9% and for Argentina, 99.4% of the beef purchased from direct suppliers complies with the deforestation-free beef procurement policy.
In addition, we lead roundtables in Brazil and Argentina to identify livestock production solutions to reduce the impact of beef production and help make this process more environmentally sound, socially responsible and economically viable. We strive to use our positions in certain organizations, like the Brazilian Roundtable for Sustainable Beef (“GTPS”- Grupo de Trabalho de Pecuaria Sustentavel) in Brazil and the Argentine Roundtable For Sustainable Beef (MACS), to help promote sustainable livestock and lead cross-cutting and technical discussions focused on topics such as the review of the Sustainable Livestock Indicators Guide within the scope of the GTPS in Brazil and the creation of sustainable beef indicators for Argentina. In 2023, we participated in the launch of the Uruguayan Sustainable Meat Table (MUCS). All three of these organizations are part of Global Roundtable for Sustainable Beef (“GRSB”) and consist of representatives from different segments of the beef supply chain. We believe that we must support all stakeholders in the supply chain to achieve transformational change.
In 2016, we announced our commitment to source cage-free eggs throughout Latin America by 2025. In 2019, Brazil announced that it would begin purchasing cage-free eggs. While the availability of suppliers who can scale up cage-free eggs has been a challenge in 2023, we achieved a cage-free system for fresh eggs in four markets: Brazil, Costa Rica, Colombia and Peru. As we continue moving forward towards our goal, we are evaluating local options to transition to cage-free fresh eggs in the other markets in which we operate. Certain markets, as the ones located in the Caribbean, may find difficulties in sourcing local or imported cage-free eggs.

Furthermore, the responsible use of antibiotics is important for animal health, as well as to ensure the future effectiveness of antimicrobial medicines. Arcos Dorados aligns with McDonald’s antibiotic stewardship, following health guidelines established by the World Health Organization (WHO) and the World Organization for Animal Health. Our efforts are outlined in McDonald’s 2017 Vision for Antibiotic Stewardship, emphasizing responsible antibiotic use across chicken, beef, and pork. In Brazil, we successfully removed Highest Priority Critically Important antibiotics (HPCIA as per WHO classification of antibiotics) from chicken in 2018. Additionally, we actively contributed to McDonald’s Antibiotic Policy for Beef, outlining expectations in compliance with local regulations.
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
Additionally, in 2023 marked the opening of an iconic restaurant in Brazil: PAB, our McDonald’s restaurant in Latin America with the most features in our portfolio of sustainable initiatives, including:
•Gardening
•Compostable
•Solar Panels
•LED lightning systems
•Solar water heaters
•Automatic signage lightning system with photocells
•Low consumption air conditioning systems
•Waste separation bins for customers
•FSC certified wood panels
•Electric vehicle charging stations
•Bicycle stations
•Rainwater collection systems
•Condensation water collection systems’
•Endogenous plants

These initiatives, among others, have been deployed in our new restaurants across the region, and PAB is a clear example of a flagship store, where the Arcos Dorados strategy Receta del Futuro fully comes to life.

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
The following chart shows our corporate structure as of December 31, 2023.

Los Laureles Ltd.
(1)
37.98% economic
75.38% voting
Public Shareholders
62.02% economic
24.62% voting
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
Other than as described above, all of our significant subsidiaries are wholly owned by us, except Arcos Dorados Argentina S.A., of which Mr. Woods Staton owns 0.003%, and Arcos Dorados Colombia S.A.S., of which Mr. Woods Staton owns 0.0000002%.

D.    Property, Plants and Equipment
Property Operations
Our long-standing presence in Latin America and the Caribbean has allowed us to build a significant property portfolio with hard-to-replicate locations in key markets across the region that enhance our customers’ experience and ultimately support our brand and market position. As of December 31, 2023, we owned the land for 475 of our 2,361 restaurants. We owned the buildings for all but 7 of our stand-alone restaurants, all of which are under developmental licenses, whereby the licensees own or lease the land on and buildings in which the restaurants are located. We lease the remaining real estate property where we operate. Accordingly, we are able to charge rent on the real estate that we own and lease to our sub-franchisees. The rental payments generally are based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. When we lease land, we match the term of our sublease to the term of the franchise. We may charge a higher rent to sub-franchisees than that which we pay on our leases, therefore deriving additional rental income.
The selection, construction and maintenance of restaurant locations and other related real estate assets (totaling approximately 1.1 million square meters), which is a key element of our performance, is determined based on an evaluation of expected returns on investment and the most efficient allocation of our capital expenditures.
In addition to our 475 restaurant properties, we have properties for corporate offices in Brazil and Argentina, an industrial center called Food Town in São Paulo, Brazil (where our logistics operator is located), and training centers in São Paulo (Brazil) and Buenos Aires (Argentina). Therefore, we own a total of 528 properties.
Additionally, we have rented regional offices in Montevideo (Uruguay), Mexico City (Mexico) and Bogotá (Colombia).
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.    Operating Results
The following discussion of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”
Segment Presentation
Our operating segments are comprised of three geographic divisions, as follows: (i) Brazil; (ii) NOLAD, which consists of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana and the U.S. Virgin Islands of St. Croix and St. Thomas; and (iii) SLAD, which consists of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao.
As of December 31, 2023, 47.9% of our restaurants were located in Brazil, 27.4% in NOLAD and 24.7% in SLAD. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.
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

Principal Income Statement Line Items
Revenues
We generate revenues primarily from two sources: sales by Company-operated restaurants and revenue from franchised restaurants, which primarily consists of rental income, typically based on the greater of a flat fee or a percentage of sales reported by our franchised restaurants. This rent, along with occupancy and operating rights, is stipulated in our franchise agreements. These agreements typically have a 20-year term but may be shorter if necessary to mirror the term of the real estate lease. In 2023, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.5% and 4.5% of our total revenues, respectively. In 2022 and 2021, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.5% and 4.5% and 95.6% and 4.4% of our total revenues, respectively.
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
We promote the McDonald’s brand and our products by advertising in all of the Territories. Pursuant to the MFAs, we are required to spend at least 5% of our gross sales on advertisement and promotion activities annually. These activities are guided by our overall marketing plan, which identifies the key strategic platforms that we leverage to drive sales. Our sub-franchisees are generally required to pay us a certain percentage of their gross sales to cover advertising expenditures related to their restaurants. We account for these payments as a deduction to our advertising expenses. As a result, our advertising expenses only reflect the expenditures related to Company-operated restaurants. Advertising expenses are recorded within the “Occupancy and other operating expenses” line item in our consolidated statement of income. The only exception to this policy is in Mexico, where both we and our sub-franchisees contribute funds to a cooperative that is responsible for advertisement and promotion activities for Mexico.
General and administrative expenses include the cost of overhead, including salaries and facilities, travel expenses, depreciation of office equipment, buildings and vehicles, amortization of intangible assets, occupancy costs, professional services and the cost of field management for Company-operated and franchised restaurants, among others.
Other operating income, net, include gains and losses on asset acquisitions and dispositions, gains related to sales and exchange of restaurant businesses, write-offs of long-lived assets, insurance recovery, impairment charges, rental income and depreciation expenses of excess properties, accrual for contingencies, write-offs of inventory, recovery of taxes, results from equity method investments and other miscellaneous items.

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
Income tax expense, net includes both current and deferred income taxes. Current income taxes represent the amount accrued during the period to be paid to the tax authorities while deferred income taxes represent the earnings impact of the change in deferred tax assets and liabilities that are recognized in our balance sheet for future income tax consequences.
Net income attributable to non-controlling interests relates to the participation of non-controlling interests in the net income of certain subsidiaries that collectively owned 16 restaurants at December 31, 2023 (16 restaurants at December 31, 2022).
Impact of Inflation and Changing Prices
Some of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. In general, we believe that, over time, we have demonstrated the ability to manage inflationary environments effectively. During 2023 and 2022, our revenues were favorably impacted by our pricing strategy in many of these inflationary environments, as we were able to increase average check to keep pace with inflation.
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
Comparable Sales and comparable sales growth
Comparable sales is a key performance indicator used within the retail industry and is indicative of the success of our initiatives as well as local economic, competitive and consumer trends. Comparable sales are driven by changes in traffic and average check, which is affected by changes in pricing and product mix. Increases or decreases in comparable sales represent the percent change in sales from the prior year for all restaurants in operation for at least thirteen months, including those temporarily closed. Some of the reasons restaurants may close temporarily include reimaging or remodeling, rebuilding, road construction, natural disasters and/or other circumstances such as pandemics. With respect to restaurants where there are changes in ownership, all previous months’ sales are reclassified according to the new ownership category when reporting comparable sales. As a result, there will be discrepancies between the sales figures used to calculate comparable sales and our results of operations. We report on a calendar basis, and therefore the comparability of the same month, quarter and year with the corresponding period for the prior year is impacted by the mix of days. The number of weekdays, weekend days and timing of holidays in a period can impact comparable sales positively or negatively. We refer to these impacts as calendar shift/trading day adjustments. These impacts vary geographically due to consumer spending patterns and have the greatest effect on monthly comparable sales while annual impacts are typically minimal.
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
Adjusted EBITDA
We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income (loss) plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sales, insurance recovery and contribution in equity method investments of property and equipment; write-offs of long-lived assets; impairment of long-lived assets and goodwill and reorganization and optimization plan expenses. See “Item 3. Key Information—A. Selected Financial Data.”
We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. In addition, we exclude gains from sales, insurance recovery and contribution in equity method investments of property and equipment not related to our core business; write-offs of long-lived assets, impairment of long-lived assets and goodwill that do not result in cash payments and reorganization and optimization plan expenses. While a GAAP measure for purposes of our segment reporting, Adjusted EBITDA is a non-GAAP measure for reporting our total Company performance. Our management believes, however, that disclosure of Adjusted EBITDA provides useful information to investors, financial analysts and the public in their evaluation of our operating performance.
Systemwide data
Systemwide data represents measures for both Company-operated and franchised restaurants. While sales by sub-franchisees are not recorded as revenues by us, management believes the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised restaurant revenues and are indicative of the financial health of our franchisee base. Systemwide results are driven primarily by our Company-operated restaurants, as 71.1% of our systemwide restaurants are Company-operated as of December 31, 2023.
Foreign Currency Translation
The financial statements of our foreign operating subsidiaries are translated in accordance with guidance in ASC 830, Foreign Currency Matters. Except for our Venezuelan and Argentine operations, the functional currencies of our foreign operating subsidiaries are the local currencies of the countries in which we conduct our operations. Therefore, the assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rates as of the balance sheet date, and revenues and expenses are translated at the average exchange rates prevailing during the period. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. We record foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than our functional currencies in our consolidated statement of income.

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
Impairment of Long-Lived Assets and Goodwill
We review long-lived assets (including property and equipment, intangible assets with definite useful lives and lease right of use assets) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We review goodwill for impairment annually, primarily during the fourth quarter, or when an impairment indicator exists. In assessing the recoverability of our long-lived assets and goodwill, we consider changes in economic conditions and make assumptions regarding, among other factors, estimated future cash flows by market and by restaurant, discount rates by country and the fair value of the assets. Estimates of future cash flows are highly subjective judgments based on our experience and knowledge of our operations. These estimates can be significantly impacted by many factors, including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends. A key assumption impacting estimated future cash flows is the estimated change in comparable sales.
See Note 3 to our consolidated financial statements for a detail of markets for which we performed impairment tests of our long-lived assets and goodwill, as well as impairment charges recorded.
If our estimates or underlying assumptions change in the future, we may be required to record additional impairment charges.

Accounting for Taxes
We record a valuation allowance to reduce the carrying value of deferred tax assets if it is more likely than not that some portion or all of our deferred assets will not be realized. Our valuation allowance as of December 31, 2023, 2022, and 2021 amounted to $218.7 million, $201.4 million and $186.2 million, respectively. We have considered future taxable income and ongoing prudent and feasible tax strategies in assessing the need for the valuation allowance. This assessment is carried out on the basis of internal projections, which are updated to reflect our most recent operating trends, such as the expiration date for tax loss carryforwards. Because of the imprecision inherent in any forward-looking data, the further into the future our estimates project, the less objectively verifiable they become. Therefore, we apply judgment to define the period of time to include projected future income to support the future realization of the tax benefit of an existing deductible temporary difference or carryforward and whether there is sufficient evidence to support the projections at a more-likely-than-not level for this period of time. Determining whether a valuation allowance for deferred tax assets is necessary often requires an extensive analysis of positive (e.g., a history of accurately projecting income) and negative evidence (e.g., historic operating losses) regarding realization of the deferred tax assets and inherent in that, an assessment of the likelihood of sufficient future taxable income. In 2023, we recognized net loss amounting to $22.6 million as compared to net loss amounting to $57.7 million in 2022 and net gain of $36.6 million in 2021. If these estimates and assumptions change in the future, we may be required to adjust the valuation allowance. This could result in a charge to, or an increase in, income in the period this determination is made.
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
As of December 31, 2023, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $250 million, related to assessments for the fiscal years 2009 to 2017. No formal claim has been made for fiscal years within the statute of limitation by tax authorities in any of the mentioned matters; however, those years are still subject to audit and claims may be asserted in the future.
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
In addition, there are certain matters related to the interpretation of other tax, customs, labor and civil laws for which there is a reasonable possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 in a range of $511 million and $576 million. In accordance with ASC 405-20-50-6, unasserted claims or assessments that do not meet the conditions mentioned have not been included.
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
Key Business Measures
The following tables present sales, sales growth, sales growth on a constant currency basis, comparable sales growth and average restaurant sales increases/(decreases):

	Sales			Sales growth		Sales growth in constant currency		Comparable sales growth(1)
	For the Years Ended December 31,			For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2023	2022	2021	2023(2)	2022(4)	2023(2)	2022(4)	2023(3)	2022(5)
	(in thousands of U.S. dollars, except percentages)
Company-operated restaurants	4,137,675	3,457,491	2,543,907	19.7%	35.9%	40.7%	45.7%	37.2%	43.4%
Franchised restaurants(6)	1,477,990	1,270,243	938,243	16.4%	35.4%	29.0%	38.6%	27.2%	33.3%
Total restaurants	5,615,665	4,727,734	3,482,150	18.8%	35.8%	37.6	43.8%	34.6%	40.7%

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
(2)    In nominal terms, sales increased during 2023 due to comparable sales growth of 34.6%, as a result of the recovery in traffic in all divisions and the increase in average check. This was partially offset by the negative impact of the depreciation of currencies, mainly in Argentina and Venezuela. We had 1,678 Company-operated restaurants and 683 franchised restaurants as of December 31, 2023, compared to 1,633 Company-operated restaurants and 679 franchised restaurants as of December 31, 2022.
(3)    Our comparable sales increase on a systemwide basis in 2023 was driven by the increase in traffic in almost all markets, together with the increase of average check in all divisions.
(4)    In nominal terms, sales increased during 2022 due to comparable sales growth of 40.7%, as a result of the recovery in traffic in all divisions, due to the increase in mobility and the reduction of restrictions to our operations related to the COVID-19 pandemic and the increase in average check. This was partially offset by the negative impact of the depreciation of currencies, mainly in Argentina and Chile. We had 1,633 Company-operated restaurants and 679 franchised restaurants as of December 31, 2022, compared to 1,579 Company-operated restaurants and 682 franchised restaurants as of December 31, 2021.
(5)    Our comparable sales increase on a systemwide basis in 2022 was driven by the increase in traffic in almost all markets, together with the increase of average check in all divisions.
(6)    Franchised restaurant sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily consist of rental income.

By division

	Sales			Sales growth		Sales growth in constant currency		Comparable sales growth
	For the Years Ended December 31,			For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2023	2022	2021	2023	2022	2023	2022	2023	2022
	(in thousands of U.S. dollars, except percentages)
Company-operated restaurants:
Brazil	$1,574,792	$1,319,855	$921,821	19.3%	43.2%	15.2%	36.8%	11.4%	32.0%
NOLAD	1,097,980	890,423	759,030	23.3%	17.3%	14.6%	19.4%	10.5%	19.8%
SLAD	1,464,903	1,247,213	863,056	17.5%	44.5%	86.4%	78.4%	84.2%	76.2%
Total Sales by Company-operated restaurants	4,137,675	3,457,491	2,543,907	19.7%	35.9%	40.7%	45.7%	37.2%	43.4%

Franchised-restaurants:(3)
Brazil	979,973	855,711	641,038	14.5%	33.5%	10.5%	27.6%	7.5%	24.3%
NOLAD	265,453	227,469	168,652	16.7%	34.9%	6.1%	34.0%	11.0%	23.6%
SLAD	232,564	187,063	128,553	24.3%	45.5%	141.5%	99.3%	134.6%	92.2%
Total sales by Franchised restaurants	1,477,990	1,270,243	938,243	16.4%	35.4%	29.0%	38.6%	27.2%	33.3%

Total restaurants:
Brazil	2,554,765	2,175,566	1,562,859	17.4%	39.2%	13.4%	33.0%	9.9%	28.8%
NOLAD	1,363,433	1,117,892	927,682	22.0%	20.5%	12.9%	22.0%	10.6%	20.6%
SLAD	1,697,467	1,434,276	991,609	18.4%	44.6%	93.6%	81.1%	90.9%	78.3%
Total sales by restaurants	5,615,665	4,727,734	3,482,150	18.8%	35.8%	37.6%	43.8%	34.6%	40.7%

	Sales			Number of restaurants			Average restaurant sales
	For the Years Ended December 31,			For the Years Ended December 31,			For the Years Ended December 31,
	2023	2022	2021	2023	2022	2021	2023(1)	2022(2)
	(in thousands of U.S. dollars, except for number of restaurants)
Company-operated restaurants	$4,137,675	$3,457,491	$2,543,907	1,678	1,633	1,579	$2,466	$2,117
Franchised restaurants(3)	1,477,990	1,270,243	938,243	683	679	682	2,164	1,871
Total restaurants	5,615,665	4,727,734	3,482,150	2,361	2,312	2,261	2,379	2,045

(1)    Our average restaurant sales (“ARS”) increased in 2023 due to higher traffic in all divisions compared to 2022 and an average check growth mainly driven by Venezuela’s hyperinflation and high inflation in Argentina as well as growth above inflation in our main markets. This was partially offset by the negative impact of the depreciation of currencies, mainly in Argentina and Venezuela.
(2)    Our average restaurant sales (“ARS”) increased in 2022 due to higher traffic as a result of lower lockdowns and almost no capacity limits related to the COVID-19 pandemic in all divisions compared to 2021 and an average check growth mainly driven by Venezuela’s hyperinflation and high inflation in Argentina as well as growth above inflation in our main markets. This was partially offset by the negative impact of the depreciation of currencies, mainly in Argentina and Chile.
(3)    Franchised restaurant sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily derive from rental income.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022
Set forth below are our results of operations for the years ended December 31, 2023 and 2022.

	For the Years Ended December 31,		% Change
	2023	2022
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$4,137,675	$3,457,491	19.7%
Revenues from franchised restaurants	194,203	161,411	20.3%
Total revenues	4,331,878	3,618,902	19.7%
Company-operated restaurant expenses:
Food and paper	(1,457,720)	(1,227,293)	18.8%
Payroll and employee benefits	(790,042)	(668,764)	18.1%
Occupancy and other operating expenses	(1,154,334)	(967,690)	19.3%
Royalty fees	(249,278)	(194,522)	28.1%
Franchised restaurants – occupancy expenses	(83,359)	(68,028)	22.5%
General and administrative expenses	(285,000)	(239,263)	19.1%
Other operating income, net	1,894	11,080	(82.9)%
Total operating costs and expenses	(4,017,839)	(3,354,480)	19.8%
Operating income	314,039	264,422	18.8%
Net interest expense and other financing results	(32,275)	(43,750)	(26.2)%
Loss from derivative instruments	(13,183)	(10,490)	25.7%
Foreign currency exchange results	10,774	16,501	(34.7)%
Other non-operating (expenses) income, net	(1,238)	(287)	331.4%
Income before income taxes	278,117	226,396	22.8%
Income tax expense, net	(95,702)	(85,476)	12.0%
Net income	182,415	140,920	29.4%
Less: Net income attributable to non-controlling interests	(1,141)	(577)	97.7%
Net income attributable to Arcos Dorados Holdings Inc.	$181,274	$140,343	29.2%
Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2023 and 2022.

Systemwide Restaurants	For the Years Ended December 31,
	2023	2022
Systemwide restaurants at beginning of period	2,312	2,261
Restaurant openings	81	66
Restaurant closings	(32)	(15)
Systemwide restaurants at end of period	2,361	2,312

Company-Operated Restaurants	For the Years Ended December 31,
	2023	2022
Company-operated restaurants at beginning of period	1,633	1,579
Restaurant openings	60	47
Restaurant closings	(27)	(9)
Net conversions of franchised restaurants to Company-operated restaurants	12	16
Company-operated restaurants at end of period	1,678	1,633

Franchised Restaurants	For the Years Ended December 31,
	2023	2022
Franchised restaurants at beginning of period	679	682
Restaurant openings	21	19
Restaurant closings	(5)	(6)
Net conversions of franchised restaurants to Company-operated restaurants	(12)	(16)
Franchised restaurants at end of period	683	679

Revenues

	For the Years Ended December 31,		% Change
	2023	2022
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants
Brazil	$1,574,792	$1,319,855	19.3%
NOLAD	1,097,980	890,423	23.3%
SLAD	1,464,903	1,247,213	17.5%
Total	4,137,675	3,457,491	19.7%
Revenues from franchised restaurants
Brazil	126,755	109,250	16.0%
NOLAD	34,932	29,766	17.4%
SLAD	32,516	22,395	45.2%
Total	194,203	161,411	20.3%
Total revenues
Brazil	1,701,547	1,429,105	19.1%
NOLAD	1,132,912	920,189	23.1%
SLAD	1,497,419	1,269,608	17.9%
Total	4,331,878	3,618,902	19.7%

Sales by Company-operated Restaurants
Total sales by Company-operated restaurants increased by $680.2 million, or 19.7%, from $3,457.5 million in 2022 to $4,137.7 million in 2023. This growth was mainly driven by the increase in traffic in the Territories, together with the increase in average check in all divisions, both of which led to an increase in comparable sales by Company-operated restaurants of $1,288.1 million. In addition, the opening of 107 Company-operated restaurants, the closure of 36 Company-operated restaurants and the conversion of 28 franchised restaurants into Company-operated restaurants since January 1, 2022, contributed $120.8 million to sales. This was partially offset by the depreciation of currencies against the U.S. dollar, which resulted in a $728.7 million sales decline, mainly in Argentina and Venezuela.
In Brazil, sales by Company-operated restaurants increased by $254.9 million, or 19.3%, to $1,574.8 million in 2023. This was primarily due to an increase of comparable sales of 11.4%, as a result of higher traffic, and an average check growth related to price increases and revenue management strategies that improved product mix, which resulted in a sales increase of $150.2 million. In addition, 54 net restaurants openings coupled with the conversion of 4 franchised restaurants into Company-operated restaurants since January 1, 2022 resulted in a $50.3 million increase in sales and the appreciation of the Brazilian real against the U.S. dollar, resulted in a sales increase of $54.4 million.
In NOLAD, sales by Company-operated restaurants increased by $207.6 million, or 23.3%, to $1,098.0 million in 2023. This was due to a comparable sales growth of 10.5%, which resulted in a sales increase of $95.4 million. The conversion of 20 franchised restaurants into Company-operated restaurants, the opening of 24 Company-operated restaurants and the closing of 3 Company-operated restaurants since January 1, 2022, had a positive impact of $34.9 million to sales, while the appreciation of local currencies also had a $77.3 million positive impact on sales.

In SLAD, sales by Company-operated restaurants increased by $217.7 million, or 17.5%, to $1,464.9 million in 2023. This was the result of both higher traffic and higher average check in the SLAD division that led to an increase in comparable sales of $1,042.5 million. In addition, the opening of 22 Company-operated restaurants and the closure of 26 Company-operated restaurants, coupled with the conversion of 4 franchised restaurants into Company-operated restaurants, since January 1, 2022 contributed $35.6 million to the increase in sales. This was partially offset by the depreciation of currencies against the U.S. dollar, in particular the Argentine peso, the Venezuelan bolívar and Colombian Peso, which caused sales to decrease by $860.4 million in 2023.
Revenues from Franchised Restaurants
Our total revenues from franchised restaurants increased by $32.8 million, or 20.3%, from $161.4 million in 2022 to $194.2 million in 2023. Higher revenues are mainly driven by an increase in comparable sales, which caused revenues to grow by $44.6 million. In addition, the increase in the percentage of rental income over sales from franchised restaurants improved revenues from franchised restaurants in $5.1 million. Moreover, the net opening of 29 franchised restaurants. partially offset by the conversion of 28 franchised restaurant into Company-operated restaurants, since January 1, 2022, which increased revenues by $4.0 million. This was partially offset by the depreciation of currencies against the U.S. dollar, which caused revenues to decrease by $20.9 million.
In Brazil, revenues from franchised restaurants increased by $17.5 million, or 16.0%, to $126.8 million in 2023, which was mainly driven by higher comparable sales of 7.5%, which increased revenues by $8.3 million. Additionally, the net opening of 25 franchised restaurants, since January 1, 2022, caused revenues from franchised restaurants to increase by $3.4 million. The increase in rental income as a percentage of sales contributed $1.4 million to revenues, while the appreciation of the real against the U.S. dollar contributed to an increase in revenues of $4.4 million.
In NOLAD, revenues from franchised restaurants increased by $5.2 million, or 17.4%, to $34.9 million in 2023. This increase was driven by higher comparable sales of 11.0%, which resulted in a $3.0 million growth in revenues. This was coupled with an increase in rental income as percentage of sales that contributed $0.2 million to sales. In addition, the appreciation of local currencies had a positive impact of $3.1 million. This was partially offset by the conversion of 20 franchised restaurants into Company-operated restaurants, the opening of 5 franchised restaurants and the closing of 4 franchised restaurants since January 1, 2022, which caused revenues to decrease by $1.2 million.
In SLAD, revenues from franchised restaurants increased by $10.1 million, or 45.2%, to $32.5 million in 2023. This increase was driven by higher comparable sales of 134.6%, highly driven by hyperinflation in Venezuela and Argentina, and due to a higher traffic, which resulted in a $33.3 million increase in revenues. This was coupled with higher rental income as a percentage of sales, which contributed $3.4 million to revenues. Moreover, the opening of 6 franchised restaurants and the closing of 3 franchised restaurants since January 1, 2022, increased revenues by $1.8 million. This was partially offset by the depreciation of currencies against the U.S. dollar in the division, which caused a decrease in revenues of $28.4 million.
Operating Costs and Expenses
Food and Paper
Our total food and paper costs increased by $230.4 million, or 18.8%, to $1,457.7 million in 2023, as compared to 2022. As a percentage of our total sales by Company-operated restaurants, food and paper costs decreased 0.3 percentage points to 35.2%. This decrease is explained by higher price increases as compared to cost increases in several markets.
In Brazil, food and paper costs increased by $86.1 million, or 18.9%, to $541.9 million in 2023. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.1 percentage points to 34.4%, primarily as a result of a pricing strategy, that was partly offset by the increases in costs, and due to lower controllables.
In NOLAD, food and paper costs increased by $69.6 million, or 21.7%, to $391.1 million in 2023. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.5 percentage points to 35.6%. Lower food and paper costs in NOLAD were primarily driven by higher price increases as compared to cost increases in Mexico, Costa Rica, Panama and Puerto Rico.
In SLAD, food and paper costs increased by $74.6 million, or 16.6%, to $524.7 million in 2023. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.3 percentage points to 35.8%, mainly explained by the performance of Argentina, Colombia and Chile. This was partly offset by negative impact from its inventory and waste management.

Payroll and Employee Benefits
Our total payroll and employee benefits costs increased by $121.3 million, or 18.1%, to $790.0 million in 2023, as compared to 2022. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs decreased 0.2 percentage points to 19.1%. The decrease as a percentage of sales was mostly attributable to the increase in sales and efficiencies in management payroll.
In Brazil, payroll and employee benefits costs increased by $36.4 million, or 14.3%, to $290.6 million in 2023. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased by 0.8 percentage points to 18.5%, mainly as a result of the decrease in crew payroll as percentage of sales, due to a lower increase of crew hour costs than the increase of average check, coupled with lower management payroll cost as a percentage of sales due to the increase in sales and operational efficiencies.
In NOLAD, payroll and employee benefits costs increased by $46.6 million, or 26.0%, to $225.5 million in 2023. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased by 0.4 percentage points to 20.5%, mainly due to an increase in crew payroll as percentage of sales was due to an increase in crew hour costs above average check growth in Mexico and Costa Rica and an increase in management payroll costs as a percentage of sales in Mexico, Costa Rica and Puerto Rico. This was partly offset by higher productivity in Mexico.
In SLAD, payroll and employee benefits costs increased by $38.3 million, or 16.3%, to $274.0 million in 2023. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits decreased by 0.2 percentage points to 18.7%. This is mainly explained by a decrease in management payroll as a percentage of sales due to the increase in sales mainly in Argentina, Colombia and Uruguay.
Occupancy and Other Operating Expenses
Our total occupancy and other operating expenses increased by $186.6 million, or 19.3%, to $1,154.3 million in 2023, as compared to 2022. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses decreased 0.1 percentage points to 27.9%, mainly as a consequence of the increase in sales, which led to higher absorption of fixed costs.
In Brazil, occupancy and other operating expenses increased by $75.4 million, or 20.5%, to $443.3 million in 2023. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 0.3 percentage points to 28.2%, mainly due to higher delivery costs.
In NOLAD, occupancy and other operating expenses increased by $57.0 million, or 22.7%, to $307.9 million in 2023. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased by 0.1 percentage points to 28.0% due to higher absorption of fixed costs, such as outside rent, utilities, IT Services and insurance related to the increase in sales.
In SLAD, occupancy and other operating expenses increased by $54.2 million, or 15.5%, to $403.2 million in 2023. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased by 0.5 percentage points to 27.5%, due to higher sales, which had a positive impact on fixed costs absorption such as maintenance and repair expenses, IT services and insurance.
Royalty Fees
Our total royalty fees increased by $54.8 million, or 28.1%, to $249.3 million in 2023, as compared to 2022. As a percentage of sales, royalty fees increased by 0.4 percentage points to 6.0%, mainly due to a scheduled increase in the royalty fees owed to McDonald’s under the MFA agreement effective as of August 2022.
In Brazil, royalty fees increased by $14.0 million, or 23.2%, to $74.5 million in 2023. As a percentage of sales, royalty fees increased 0.1 percentage points to 4.7% due to a scheduled increase in royalty fees owed to McDonald’s under the MFA agreement as of August 2022. This was partially offset by growth support funding that McDonald’s provides to Arcos Dorados.
In NOLAD, royalty fees increased by $19.3 million, or 34.1%, to $75.8 million in 2023, as compared to 2022. As a percentage of sales, royalty fees increased 0.6 percentage points to 6.9% due to a scheduled increase in royalty fees owed to McDonald’s under the MFA agreement as of August 2022.

In SLAD, royalty fees increased by $21.4 million, or 27.7%, to $98.9 million in 2023, as compared to 2022. As a percentage of sales, royalty fees increased by 0.5 percentage points to 6.8%, due to a scheduled increase in royalty fees owed to McDonald’s under the MFA agreement as of August 2022.
Franchised Restaurants—Occupancy Expenses
Occupancy expenses from franchised restaurants increased by $15.3 million or 22.5%, to $83.4 million in 2023, as compared to 2022, mainly due to higher rent expenses for leased properties, as a consequence of higher comparable sales from franchised restaurants. This was partially offset by depreciation of currencies, especially in Venezuela and Argentina against the U.S. dollar.
In Brazil, occupancy expenses from franchised restaurants increased by $11.8 million, or 24.1%, to $60.8 million in 2023, as compared to 2022. This increase in occupancy expenses from franchised restaurants was primarily due to higher Other Franchised expenses, coupled with higher rent expenses for leased properties, as a consequence of the increase in comparable sales from franchised restaurants, coupled with higher expenses related to the appreciation of the Brazilian real against the U.S. dollar.
In NOLAD, occupancy expenses from franchised restaurants increase by $1.6 million, or 14.3%, to $12.6 million in 2023, as compared to 2022, mainly due to higher rent expenses for leased properties, as a consequence of higher comparable sales from franchised restaurants and higher expenses related to the appreciation of the Mexican peso against the U.S. dollar.
In SLAD, occupancy expenses from franchised restaurants increased by $2.0 million, or 24.5%, to $9.9 million in 2023, as compared to 2022, mainly due to higher rent expenses for leased properties, as a consequence of the increase in comparable sales from franchised restaurants. This was partially offset by the depreciation of the Argentinean peso and Venezuelan bolívar against the U.S. dollar.
Set forth below are the margins for our franchised restaurants in 2023 as compared to 2022. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Years Ended December 31,
	2023	2022
Brazil	52.0%	55.1%
NOLAD	64.0%	63.0%
SLAD	69.4%	64.4%
Total	57.1%	57.9%
General and Administrative Expenses
General and administrative expenses increased by $45.7 million, or 19.1%, to $285.0 million in 2023. This is explained by higher expenses in all divisions, mainly related to payroll expenses, variable compensation and outside service expenses, mostly explained by Argentina’s inflation. This was partially offset by the depreciation of currencies, especially the Argentine peso, that contributed $83.5 million to the reduction in general and administrative expenses.
In Brazil, general and administrative expenses increased by $10.0 million, or 16.5%, to $70.5 million in 2023, as compared to 2022. The increase is explained by higher payroll expenses amounting to $4.9 million, coupled with higher Occupancy expenses of $4.8 million. In addition, higher travel expenses of $1.5 million also contributed to an increase in general and administrative expenses. Additionally, the appreciation of the Brazilian real against the U.S. dollar increased general and administrative expenses by $2.3 million. This was partially offset by lower variable compensation of $3.0 million, together with lower outside services of $0.5 million.
In NOLAD, general and administrative expenses increased by $11.0 million, or 28.7%, to $49.1 million in 2023, as compared to 2022. This increase is a result of higher payroll expenses in an amount of $4.9 million, coupled with higher bonuses and other variable compensation amounting to $1.5 million in addition to higher travel and occupancy expenses. The appreciation of the Mexican Peso, the Costa Rican colon and the Euro against the U.S. dollar increased general and administrative expenses by $3.6 million.
In SLAD, general and administrative expenses increased by $8.0 million, or 17.4%, to $53.7 million in 2023, as compared to 2022. This increase is mainly explained by higher payroll amounting to $28.8 million, together with bonuses and other variable compensation amounting to $5.2 million, mainly in Argentina due to its inflationary environment, and higher outside services amounting to $5.4 million. In addition, there were higher other expenses amounting to $4.0 million, higher occupancy expenses amounting to $2.6 million, and higher travel expenses amounting to $2.4 million. This was partially offset by the depreciation of various currencies against the U.S. dollar, mainly the Argentine peso, Venezuelan bolivar and Colombian peso, amounting to $40.6 million.
General and administrative expenses for Corporate and others increased by $16.8 million, or 17.7%, to $111.7 million in 2023, as compared to 2022. This increase is mainly related to Argentina’s inflation, as a portion of our Corporate expenses are denominated in Argentine pesos. In 2023, we had an increase in payroll expenses for an amount of $32.3 million, an increase in bonuses and other variable compensations of $18.8 million coupled with an increase in outside services for $10.3 million as well as higher travel expenses for $3.8 million and higher occupancy for $3.2 million This was partially offset by the depreciation of currencies against the U.S. dollar, especially the Argentine peso, amounting to $48.8 million, coupled with lower other expenses, amounting to $2.8 million.

Other Operating Income, net
Other operating income, net decreased by $9.2 million, to a gain of $1.9 million in 2023 from a gain of $11.1 million in 2022. This decrease was primarily attributable to higher write off and impairment of long-lived assets.

Operating Income

	For the Years Ended December 31,		% Change
	2023	2022
	(in thousands of U.S. dollars)
Brazil	$230,024	$186,862	23.1%
NOLAD	73,237	61,832	18.4%
SLAD	121,683	107,520	13.2%
Corporate and other and purchase price allocation	(110,905)	(91,792)	(20.8)%
Total	314,039	264,422	18.8%
Operating income increased by $49.6 million, or 18.8%, to a gain of $314.0 million in 2023 from a gain of $264.4 million in 2022, as a result of the foregoing factors discussed above.
Net Interest Expense and other financing results
Net interest expense and other financing results decreased by $11.5 million, or 26.2%, to $32.3 million in 2023, as compared to 2022. The decrease was primarily explained by higher net financing gains amounting to $15.3 million as a consequence of investments in funds and time deposits, among others, by the results related to the liability management transactions executed during 2022 when the Company issued the 2029 sustainability-linked notes, redeemed a portion of the 2023 notes and conducted a cash tender offer of the 2023 and 2027 notes, amounting to $10.6 million, and lower interest expense on Senior Notes during 2023 due to these transactions amounting to $3.5 million. This was partially offset by a loss from securities transactions amounting to $20 million.

Loss from Derivative Instruments
Loss from derivative instruments increased by $2.7 million to a loss of $13.2 million in 2023, from a loss of $10.5 million in 2022, attributable to the results of derivatives instruments not designated as hedge accounting.
Foreign Currency Exchange Results
Foreign currency exchange gain decreased by $5.7 million, from a gain of $16.5 million in 2022 to a gain of $10.8 million in 2023. The variation was primarily attributable to the impact of the appreciation of the Mexican peso (13%) and the European euro (3%), which resulted in a loss of $4.3 million and $2.3 million respectively, on the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiaries, partially offset by a gain due to the appreciation of the Brazilian real of 8% in 2023.
Other Non-operating (Expenses) Income, Net
Other non-operating (expenses) income, net increased by $0.9 million to a $1.2 million loss in 2023, as compared to a $0.3 million loss in 2022, primarily related to a tax provision generated by investments.
Income Tax Expense, net
Income tax expense, net increased by $10.2 million, from $85.5 million in 2022 to $95.7 million in 2023, mainly related to a higher pre-tax income in 2023. The consolidated effective tax rate was 34.4% in 2023, as compared to 37.8% in 2022, primarily explained by a decrease in the weighted-average statutory income tax rate of 2.9% (from 39.0% to 36.1% as a consequence of the Income Tax distribution between the legal entities we have in different countries) and a positive change in the permanent differences of $1.9 million.
See Note 16 to our consolidated financial statements for additional information
Net Income Attributable to Non-controlling Interests
Net income attributable to non-controlling interests was $1.1 million in the full year ended December 31, 2023.
Net Income Attributable to Arcos Dorados Holdings Inc.
As a result of the foregoing, net income attributable to Arcos Dorados Holdings Inc. increased by $41 million from a gain of $140.3 million in 2022, to a gain of $181.3 million in 2023.

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
In Brazil, payroll and employee benefits costs increased by $71.8 million, or 39.3%, to $254.2 million in 2023. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased by 0.5 percentage points to 19.3%, mainly as a result of lower management payroll cost as a percentage of sales due to the increase in sales and higher productivity, coupled with operational efficiencies. This was partly offset by crew payroll increase in crew hour cost above average check.
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
Foreign Currency Exchange Results
Foreign currency exchange gain (loss) decreased by $25.7 million, from a loss of $9.2 million in 2021 to a gain of $16.5 million in 2022. The variation was primarily attributable to the impact of an appreciation of the Brazilian real of 5% in comparison to the depreciation of 7% in 2021.
Other Non-operating (Expenses) Income, Net
Other non-operating (expenses) income, net decreased by $2.5 million to a $0.3 million loss in 2022, as compared to a $2.2 million gain in 2021, primarily related to an income tax credit generated by dividend distributions between subsidiaries in 2021.
Income Tax Expense
Income tax expense increased by $53.6 million, from $31.9 million in 2021 to $85.5 million in 2022, mainly related to a higher pre-tax income in 2022. The consolidated effective tax rate was 37.8% in 2022, as compared to 41.1% in 2021, primarily explained by a decrease in the weighted-average statutory income tax rate of 2.4% (from 41.4% to 39.0%) and a positive change in the permanent differences of $2.5 million.
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
To further support our cash position, we have maintained a revolving credit facility with JPMorgan since 2019 for a total amount of $25 million. This revolving credit facility can be drawn at any time and was renewed in December 2022 with its maturity date extended to February 2024. On February 15, 2024, the Company renewed it upon the same terms and conditions maturing on February 17, 2026. In addition, in April 2024, our subsidiary Arcos Dorados B.V. entered into a revolving credit facility with Itaú Unibanco S.A., Nassau Branch for a total of $25,000,000. This revolving credit facility was entered into on April 15, 2024 and will mature on April 14, 2025. See “—Revolving Credit Facilities”. In addition, pursuant to the MFAs, we also maintain standby letters of credit in favor of McDonald’s in the amounts of (i) $45 million issued by Credit Suisse, (ii) $15 million issued by Itaú and (iii) $20 million issued by JPMorgan. See “Item 10. Additional Information—C. Material Contracts—The MFAs—Letters of Credit.”
We are comfortable we maintain sufficient uncommitted credit facilities in excess of our daily cash needs as of the end of 2023. Due to the improvement of our operations and business outcomes, since 2020 we have been able to improve our financial condition and achieve a total cash, cash equivalents and short-term investments position of $246.8 million as of the end of 2023, which is more than 5 times the annual interest payment due on our outstanding senior notes.
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
•Interest coverage
•Other financial covenants including in financial arrangements

Through these variables, we evaluate our liquidity and refinancing risk. For more information on liquidity risk, see above “—Cash position, credit lines and liquidity risk.” Regarding refinancing risk, the Company faces the following material maturities:

	Maturity date	Outstanding amount	Interest rate
2027 Notes	April 4, 2027	379,265	5.875%
2029 Notes	May 27, 2029	334,200	6.125%
In September 2023, our 2023 Notes matured and we cancelled the outstanding principal amount thereof using our cash position, without requiring third-party financing.
For the 2027 and 2029 Notes, neither maturity poses a refinancing risk in the upcoming years. However, we may decide to include such notes on future liability management exercises.
Therefore, the refinancing risk as a whole is considerably reduced in the short and medium term. Additionally, the notes’ maturities are denominated in U.S. dollars with a fixed interest rate, which mitigates our interest rate risk exposure.
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
Furthermore, we are subject to foreign exchange risk because most of our debt is denominated in U.S. dollars. See “—2023 Notes”, “—2027 Notes” and “—2029 Sustainability-Linked Notes”. To mitigate this exposure, we entered into a series of long-term derivative instruments (See Note 13 to our consolidated financial statements for more detail.). This allows us to synthetically convert U.S. dollar denominated debt into local currency denominated debt, such as Brazilian reais. While this generates an additional interest payment (due to local currency rates being higher than U.S. dollar interest rates), it reduces the refinancing risk in events of sudden currency depreciation. Our derivatives portfolio is intended to balance the cost of hedging and the resulting risk mitigation.
Overview
Net cash provided by operations increased by $36.5 million, from $345.4 million in 2022 to $382 million in 2023. Cash used in our investing activities was $380.3 million in 2023, compared to $259.6 million in 2022. Cash used in financing activities was $11.8 million in 2023, compared to cash used in financing activities of $60 million in 2022. In 2023, Cash used in financing activities included $22.9 million deriving from financing results related to the payment of the 2023 notes and repurchases of the 2027 and 2029 notes, and certain dividend payments of $40 million.
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
As of December 31, 2023, our total financial debt was $728.1 million (including interest payable), consisting of $714.9 million in long-term debt (of which $377.8 million related to the 2027 notes, including the original issue discount, $330.5 million related to the 2029 notes, including the original issue discount, and $8.5 million in finance lease obligations, partially offset by $3.7 million related to deferred financing costs), $7.4 million in interest payable and $29.5 million in short-term debt, the amount of which was offset by $23.7 million related to the fair market value of our outstanding derivative instruments.
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
Cash and cash equivalents were $196.7 million at December 31, 2023 and $266.9 million at December 31, 2022.
Comparative Cash Flows
The following table sets forth our cash flows for the periods indicated:

	For the Years Ended December 31,
	2023	2022	2021
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$381,965	$345,437	$258,044
Net cash used in investing activities	(380,349)	(259,649)	(108,279)
Net cash used in financing activities	(11,823)	(59,978)	(17,926)
Effect of exchange rate changes on cash and cash equivalents	(60,069)	(37,703)	(18,998)
(Decrease) Increase in cash and cash equivalents	(70,276)	(11,893)	112,841
Operating Activities

	For the Years Ended December 31,
	2023	2022	2021
	(in thousands of U.S. dollars)
Net income attributable to Arcos Dorados Holdings Inc.	$181,274	$140,343	$45,486
Non-cash charges and credits	178,074	120,778	119,993
Changes in assets and liabilities	22,617	84,316	92,565
Net cash provided by operating activities	381,965	345,437	258,044

For the year ended December 31, 2023, net cash provided by operating activities was $382 million, compared to $345.4 million in 2022. The $36.6 million increase is attributable to the increase in net income, mainly due to a sustainable business improvement in terms of volume and financial results, the increase in non-cash charges contributed by $57.3 million, and the decrease of the change in assets and liabilities of $61.7 million.
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

The following table presents our cash used in by investing activities by type:

	For the Years Ended December 31,
	2023	2022	2021
	(in thousands of U.S. dollars)
Property and equipment expenditures	$(360,097)	$(217,115)	$(114,999)
Purchases of restaurant businesses paid at acquisition date	(2,081)	(4,800)	(185)
Proceeds from sales of property and equipment, restaurant businesses and related advances	2,540	2,714	1,987
Proceeds from short-term investments	66,735	—	—
Acquisitions of short-term investments	(86,719)	(41,083)	—
Others, net	(727)	635	4,918
Net cash used in investing activities	(380,349)	(259,649)	(108,279)

The following table presents our property and equipment expenditures by type:

	For the Years Ended December 31,
	2023	2022	2021
	(in thousands of U.S. dollars)
New restaurants	$141,591	$72,332	$44,089
Existing restaurants	162,393	89,183	35,477
Other(1)	56,113	55,600	35,433
Total property and equipment expenditures	360,097	217,115	114,999

(1)Primarily corporate equipment and other office expenditures.
In 2023, net cash used in investing activities was $380.3 million, compared to $259.6 million in 2022. This $120.7 million increase was primarily attributable to an increase in property and equipment expenditures of $143 million, to the acquisition of short-term investments amounting to $45.6 million, partially offset by proceeds from short-term investments of $66.7 million in comparison with 2022.
Property and equipment expenditures increased by $143 million, from $217.1 million in 2022 to $360.1 million in 2023. The increase in property and equipment expenditures is explained by an increase in existing restaurants of $73.2 million, and an increase in investment in new restaurants of $69.3 million as well as in corporate equipment and other office expenditures of $0.5 million. In 2023, we opened 81 restaurants and closed 32 restaurants.
Other investing activities increased by $1.4 million in 2023, mainly due to less proceeds from franchised notes in 2023.
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
Other investing activities decreased by $4.3 million in 2022, mainly due to proceeds from franchised notes in 2021.

Financing Activities

	For the Years Ended December 31,
	2023	2022	2021
	(in thousands of U.S. dollars)
Net collection of derivative instruments	$30,165	$—	$23,240
Open Market Repurchases of 2029 Senior Notes	(2,813)	(12,014)	—
Cash Tender & Open Market Repurchases of 2027 Senior Notes	(1,904)	(159,034)	(18,364)
Settlement at maturity, Cash Tender, Partial Redemption & Open Market Repurchases of 2023 Senior Notes	(18,224)	(192,380)	(16,231)
Dividend payments to Arcos Dorados Holdings Inc. shareholders	(40,022)	(31,587)	(21)
Issuance of 2029 Notes	—	349,969	—
Payments of other Long-term Debt	(800)	(8,327)	(2,573)
Net short-term borrowings	29,384	359	—
Net payments of derivative premiums	(2,581)	—	—
Other financing activities	(5,028)	(6,964)	(3,977)
Net cash used in by financing activities	(11,823)	(59,978)	(17,926)

Net cash used in financing activities was $11.8 million in 2023, compared to $60 million in 2022. The $48.2 million decrease in the amount of cash used in financing activities was primarily attributable to the collection of derivative instruments of $30.2 million, to short-term borrowings of $29.4 million, partially offset by the increase in dividends paid in cash of $8.4 million compared with 2022.
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
Revolving Credit Facilities
JPMorgan
On December 11, 2019, the Company entered into a revolving credit facility with JPMorgan for up to $25 million maturing on December 11, 2020. On December 11, 2020 the Company entered into an amended and restated credit agreement with JPMorgan. Pursuant to this agreement, we were required to comply with a net indebtedness (including interest payable) to EBITDA ratio of 9.50 to 1.00 as of the last day of the fiscal quarter ended December 31, 2020, 15.25 to 1.00 as of the last day of the fiscal quarter ending on March 30, 2021, 5.25 to 1.00 as of the last day of the fiscal quarter ending on June 30, 2021 and 4.25 to 1.00 as of the last day of the fiscal quarter ending on September 30, 2021. In addition, we were required to comply with a liquidity covenant requiring the Company and its subsidiaries to maintain at all times at least $50 million in unrestricted cash, cash equivalents and/or marketable securities. Each loan made to the Company under this amended and restated agreement bears interest at an annual rate equal to LIBOR plus 3.00%. On December 10, 2021, the Company entered into a further amendment to the revolving credit facility with JPMorgan. Pursuant to this amendment, the maturity date was extended to December 12, 2022. In addition, we are required to comply with a net indebtedness (including interest payable) to EBITDA ratio of less than 3.00 to 1.00 as of the last day of each fiscal quarter. Certain other amendments were made under the revolving credit facility in order to provide for interest to accrue at an annual rate equal to a term SOFR base rate plus 3.10% per annum. Additionally, on December 12, 2022, the Company entered into a further amendment to the revolving credit facility with JPMorgan. Pursuant to this amendment, the maturity date was extended to February 15, 2024. On February 14, 2024, the Company entered into a further amendment to the revolving credit facility with JPMorgan pursuant to which the facility’s maturity was extended to February 17, 2026.

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
As of December 31, 2023, our net indebtedness (including interest payable) to EBITDA ratio was 1.02 and as such we were in compliance with such ratio.
Itaú Unibanco
On April 15, 2024, our subsidiary Arcos Dorados B.V. entered into a revolving credit facility with Itaú Unibanco S.A., Nassau Branch, for up to $25 million maturing on April 14, 2025. Each loan made to Arcos Dorados B.V. under this agreement will bear interest at an annual rate equal to (i) Term SOFR plus 2.65% per annum, for any loans made up to an aggregate principal amount of loans outstanding of $12.5 million after giving effect to the disbursement thereof, or (ii) Term SOFR plus 4.85% per annum for any loans made in excess of an aggregate principal amount of loans outstanding of $12.5 million after giving effect to the disbursement thereof.
The obligations of Arcos Dorados B.V. under the loans granted pursuant to the revolving credit facility are guaranteed by Arcos Dourados Comércio de Alimentos S.A. on an unconditional basis. Furthermore, the agreement includes customary covenants including, among others, restrictions on the ability of Arcos Dorados B.V. to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, lease, transfer or otherwise dispose of all or substantially all of its assets; (iv) make any material change in the nature of its business or operations as carried out on the date of the agreement; and (v) engage in transactions that violate certain sanctions and anti-terrorism laws. The revolving credit facility provides for customary events of default. In the event of the occurrence of any such event of default, the lender’s obligation to make loans under the revolving credit facility could be terminated and/or all loans outstanding and any other amounts owed could become immediately due and payable.
2023 Notes
In September 2013, we issued senior notes for an aggregate principal amount of $473.8 million under an indenture dated September 27, 2013, which we refer to as the 2023 notes. The total aggregate principal amount of the 2023 notes consists of $375 million issued for cash and $98.8 million issued in exchange for the 7.5% senior notes due 2019 issued by Arcos Dorados B.V. in October 2009 (the “2019 notes”) that were properly tendered (and not validly withdrawn) pursuant to a tender offer, exchange offer and consent solicitation we launched in September 2013 (the “2013 Tender and Exchange Offer”). The 2023 notes matured on September 27, 2023 and bore interest of 6.625% per year. Interest was paid semiannually on March 27 and September 27. The proceeds from the issuance of the 2023 notes were used to pay the principal and premium on the 2019 notes in connection with the 2013 Tender and Exchange Offer, to repay certain of the short-term indebtedness we had with Banco Itaú BBA S.A., to unwind a cross-currency interest rate swap with Bank of America, N.A. and for general corporate purposes.
The 2023 notes were redeemable at our option at any time at the applicable redemption price set forth in the indenture.
The 2023 notes were fully and unconditionally guaranteed on a senior unsecured basis by certain of our subsidiaries. The 2023 notes and guarantees (i) were senior unsecured obligations and rank equal in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness; (ii) were effectively junior to all of our and the guarantors’ existing and future secured indebtedness to the extent of the assets securing that indebtedness; and (iii) were structurally subordinated to all obligations of our subsidiaries that were not guarantors.
The indenture governing the 2023 notes limited our and our subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants were subject to important qualifications and exceptions. The indenture governing the 2023 notes also provided for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2023 notes to be due and payable immediately.

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
The 2023 notes matured on September 27, 2023 and were repaid in full.

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
During 2023, we repurchased through open market repurchases $2 million of the outstanding principal amount of 2027 notes at a price equal to 95.20% (equivalent to $1.9 million) plus accrued and unpaid interest. As of December 31, 2023, $379.3 million aggregate principal amount of the 2027 notes was outstanding.
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
During 2023, we repurchased through open market repurchases $3 million of the outstanding principal amount of 2029 sustainability-linked notes at a price equal to 93.75% (equivalent to $2.8 million) plus accrued and unpaid interest. As of December 31, 2023, $334.2 million aggregate principal amount of the 2029 sustainability-linked notes was outstanding.
For purposes of the 2029 sustainability-linked notes, Arcos Dorados B.V. selected each of the Scope 1 and 2 2025 sustainability target (the “Scope 1 and 2 2025 Sustainability Target”) and the Scope 3 2025 sustainability target (the “Scope 3 2025 Sustainability Target” and, together with the Scope 1 and 2 2025 Sustainability Target, the “Sustainability Performance Targets”) as the sustainability performance targets, as updated in October 2023.
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
In October 2023, we re-issued our Sustainability-Linked Financing Framework 2022, which contains a new set of improved methodologies to track our progress with respect to our sustainability plan, including the Sustainability Performance Targets set under Arcos Dorados B.V.’s 2029 sustainability-linked notes. The revised Sustainability-Linked Financing Framework 2022 does not change our improvement targets, when measured as a percentage compared to the baseline, but adjusts the underlying calculations to provides a better base for performance comparability and consistency between years as we keep progressing in our decarbonization strategy.

To maintain the measurability of our progress towards our sustainable performance targets, including those included in Arcos Dorados B.V.’s 2029 sustainability-linked notes, we applied these changes and performed a re-baseline that contains: i) an update of our 2021 emissions inventory, ii) a recalculation of our sustainable performance targets in order to maintain ambitious sustainability goals, while adjusting for the new baseline figures to maintain comparability. We are maintaining the targeted reduction percentages and, all the inventory re-baseline figures have been audited by a third party as required by the International Capital Markets Association (“ICMA”). The 2021 rebaseline figures for our key performance indicators have been prepared by South Pole Carbon Asset Management Ltd. (“South Pole”).
The changes implemented to our Sustainability-Linked Financing Framework 2022 are in line with the Greenhouse Gas Protocol as well as the Sustainability-Linked Bond Principles 2020 (“SLBP”), published by the ICMA, given that the changes implemented were made retrospectively in order to maintain the comparability with past figures.
Under the terms of the re-issued Sustainability-Linked Financing Framework 2022, the new sustainability targets that will be used to track our performance are the following:
a.Scope 1 And 2 2025 Sustainability Target: absolute greenhouse gas (GHG) emissions to be equal to or lower than 231,791 tCO2e by the end of 2025.
b.Scope 3 2025 Sustainability Target: reduce greenhouse gas (GHG) emission intensity to be equal to or lower than 8.67 tCO2e per total annual tonnes of food and packaging by the end of 2025.
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

Contractual Obligations
The following table presents information relating to our contractual obligations as of December 31, 2023.

	Payment Due by Period
Contractual Obligations	Total	2024	2025	2026	2027	2028	Thereafter
	(in thousands of U.S. dollars)
Finance lease obligations(1)	$12,326	$1,970	$1,707	$1,073	$1,072	$1,072	$5,432
Operating lease obligations	$1,718,179	155,283	149,045	142,337	136,562	128,741	1,006,211
Contractual purchase obligations(2)	$248,764	145,281	39,149	19,040	7,239	7,026	31,029
2027 and 2029 notes(1) (3)	$904,037	42,752	42,752	42,752	410,876	20,470	344,435
Other long term borrowings	$1,700	500	1,200	—	—	—	—
Derivative instruments	$(23,728)	10,260	7,557	6,792	(40,558)	504	(8,283)
Total	$2,861,278	$356,046	$241,410	$211,994	$515,191	$157,813	$1,378,824

(1)    Includes interest payments.
(2)    Includes automatic annual renewals, which contains only enforceable and legally binding unconditional obligations corresponding to prevailing agreements without considering future undefined renewals when the agreement is cancellable by us. This type of purchase obligation represents $8.1 million of contractual obligations for 2024 only.
(3)    Does not include the impact of the deferred financing costs and the net discount related to the issue of the 2027 and 2029 notes.
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
D.    Trend Information
Our business and results of operations had a significant recovery in economic growth and consumer consumption rates in the second half of 2021 and through 2022. Results of operations in 2023 reached several new record highs related to sales and profitability, particularly with the growth in the delivery and drive-thru sales segments as well as the ongoing normalization of front counter, dessert center and McCafé sales segments.
We successfully re-financed the short-term indebtedness incurred at the peak of the COVID-19 pandemic and, in May 2022, we re-financed substantially all the outstanding balance on our 2023 Notes by issuing our 2029 Notes. As of December 31, 2023, our Net Debt to Adjusted EBITDA ratio stood at 1.02x.

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
•    Increased competition in some markets: The popularity of the QSR concept in Latin America has attracted new competitors. Even though we have been able to protect our market share in many of these markets, mergers and acquisitions or additional funding by some of our competitors could lead them to expand, which might bring additional pressure to our market leadership and affect gross margins.
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
•    Social unrest: The recent politically and economically complex scenario in Latin America has sparked social unrest in several countries, including Argentina, Brazil, Perú, and Ecuador. Some of those protests caused disruption of our services, due to road blocks, curfews and labor issues, and we have also suffered property damages in some cases. Any continuation of or increase in social unrest in 2024 could lead to additional operational costs, a decline in sales or other negative impacts on our results.
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
•Changing Consumer Trends: In 2023 the industry saw a blending of “dining out” and “ordering in” as more consumers looked to have the restaurant experience in their homes. This was a natural consumer evolution from post-pandemic habits formed over the past few years. People continued to want the dining experience, so they changed how they spent their money. In 2024, consumers are largely returning to normal habits although some behaviors have been permanently altered. The choice between looking for value and looking to splurge, a desire for personalization and the need for a seamless mobile ordering journey are all driving the restaurant industry as diner expectations and experiences continue to evolve.
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

E.    Critical Accounting Estimates
See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Estimates.”
F.    Safe Harbor
See “Forward-Looking Statements.”
ITEM 6. DIRECTORS, EXECUTIVE OFFICERS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors, Executive Officers and Senior Management
Board of Directors
Our Board of Directors currently consists of eleven members, seven of whom are independent directors. In case of a tie vote by the Board of Directors, the Executive Chairman will have the deciding vote. Our memorandum and articles of association authorize us to have eight members, and the number of authorized members may be increased or decreased by a resolution of shareholders or by a resolution of directors.
Pursuant to our articles of association, our Board of Directors is divided into three classes. There is no distinction in the voting or other powers and authorities of directors of different classes. The members of each class serve staggered, three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of shareholders in the year in which their term expires. At our most recent annual general meeting of shareholders, held on April 26, 2024, our shareholders re-elected Mr. Woods Staton, Mr. Alonso and Mr. Francisco Staton to serve as Class I directors.
The classes are currently composed as follows:
•Mr. Woods Staton, Mr. Alonso and Mr. Francisco Staton are Class I directors, whose term will expire at the annual meeting of shareholders to be held in 2027;
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
The following table presents the names of the members of our Board of Directors:

Name	Position	Age
Woods Staton	Executive Chairman	74
Marcelo Rabach	CEO	54
Sergio Alonso	Director	61
Annette Franqui	Director	62
Carlos Hernández-Artigas	Director	59
Michael Chu	Director	75
José Alberto Vélez	Director	74
José Fernández	Director	61
Francisco Staton	Divisional President – SLAD	43
Cristina Presz Palmaka De Luca	Director	56
Karla Berman	Director	44

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Río Negro 1338, First Floor, Montevideo, Uruguay (CP 11100) and Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB).
Woods Staton. Mr. Staton is our Executive Chairman. He was our Chairman and Chief Executive Officer from 2007 through October 2015. Mr. Staton holds an MBA from the International Institute for Management Development (IMD) in Switzerland and a Bachelor’s degree in economics from Emory University in Atlanta. As McDonald’s joint venture partner, Mr. Staton opened the first McDonald’s restaurant in Argentina in 1986 and later served as President of McDonald’s South Latin American Division. He founded Arcos Dorados in 2007 when he led a consortium of investors in the purchase of McDonald’s operations in Latin America. Mr. Staton is co-founder of Endeavor Argentina, an organization that has successfully promoted entrepreneurship. He is a member of the Latin America Advisory Board of Harvard Business School as well as the Institute for the Study of Business in Global Society (BiGS) at Harvard Business School and is also on the Supervisory Board of IMD Business School in Lausanne, Switzerland. In addition, he serves as Chair of the Advisory Board of the Latin American Program at the Woodrow Wilson International Center for Scholars and is also on the Chairman’s International Advisory Council of the Americas Society/Council of the Americas.
Marcelo Rabach. Mr. Rabach, has been our Chief Executive Officer since July 2019. Prior to his appointment, he was the Chief Operating Officer from August 2015 to July 2019, Divisional President for NOLAD from 2013 to August 2015, Vice President of Operations Development since 2012 and Divisional President in Brazil since 2008. He was the Chief Operating Officer in Venezuela from 2005 until 2008. From 1999 until his appointment as McDonald’s Chief Operating Officer in Venezuela in 2005, Mr. Rabach was responsible for the operations, real estate, construction, human resources, local store marketing, and training and franchising of a region within Argentina, holding the positions of Operations Manager and Operations Director. He began his career at McDonald’s Argentina in 1990 and has over 20 years of line operations experience, starting as a crew employee and steadily advancing into larger operational roles. Mr. Rabach graduated with a degree in Business Administration from Universidad Argentina de la Empresa in 2002 and earn an MBA from the IAE Business School.
Sergio Alonso. Mr. Alonso has been a member of our board of directors since 2010. Mr. Alonso was our Chief Executive Officer from 2015 to 2019 and was, prior to his appointment as such, our Chief Operating Officer from 2007 to 2015. Prior to that, he was McDonald’s Divisional President in Brazil. He graduated with a degree in Accounting from Universidad de Buenos Aires in 1986. Mr. Alonso has completed the Corporate Director Certification Program at Harvard Business School. He began his career at McDonald’s as Accounting Manager and subsequently moved to the operations area, eventually being promoted to Vice President of Operations in six years. From 1999 until 2003, Mr. Alonso was involved in the development of the Aroma Café brand in Argentina. In addition, in July 2017, Mr. Alonso was appointed as a member of the board of directors and Chairman of the Audit Committee of Loma Negra Compañía Industrial Argentina S.A., a leading cement producer in Argentina. Mr. Alonso is also a Member of the Board of Directors at Universidad Austral in Argentina, where he also chairs the Audit and Finance Committee.
Annette Franqui. Mrs. Franqui has been a member of our board of directors since 2007 and is a member of the Compensation and Nomination Committee and the Finance Committee of the Board of Directors of Arcos Dorados. She graduated with a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania in 1984 and an MBA from the Stanford Graduate School of Business in 1986. She is also a Chartered Financial Analyst. Mrs. Franqui began her career in 1986 with J.P. Morgan and joined Goldman Sachs in 1989. In 1994, she returned to J.P. Morgan where she became a Managing Director and the Head of the Latin America Research Department. Mrs. Franqui joined Panamco in 2001 as Vice President of Corporate Finance and became the Chief Financial Officer in 2002. She is one of the founding partners of Forrestal Capital and is a board member of many of its portfolio companies as well as of LatAm, LLC. She is the former Chairman of the Board of AARP on a volunteer basis, and in 2022 she was appointed as a member of the board of directors of OFG Bancorp.
Carlos Hernández-Artigas. Mr. Hernández-Artigas has been a member of our board of directors since 2007 and is Chairman of the Compensation and Nomination Committee. Mr. Hernandez is an independent board member. He graduated from the Escuela de Derecho at Universidad Panamericana, in 1987 and University of Texas at Austin, School of Law in 1988. He received an MBA from IPADE in Mexico City in 1996. Mr. Hernández-Artigas worked as a lawyer for several years in Mexico and as a foreign attorney in Dallas, Texas and New York. He served as the General Counsel, Chief Legal Officer and Secretary of Panamco for ten years. He is an advisor at Big Sur Partners in Miami, Florida and is currently a board member, Chairman of the Corporate Governance and Compensation Committee of Hospitales MAC in Mexico.

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
José Fernández. Mr. Fernández has been an independent member of our board of directors since October 1, 2013 and a member of the Audit Committee since December 2021. He was a member of the Compensation and Nomination Committee from December 2019 until March 2021. Mr. Fernández was the Divisional President of operations for SLAD until 2013. Mr. Fernández is a Mechanical Engineer from Instituto Tecnológico Buenos Aires and began his career at McDonald’s in 1986. He held the positions of Development Director, Development Vice President and Managing Director of McDonald’s Argentina before becoming the Divisional President of operations of SLAD. In August 2019, Mr. Fernández was appointed as a member of the board of directors of Cencosud Shopping S.A. in Chile. In May 2022, Mr. Fernandez was appointed as a member of the board of directors of The Fresh Market, a non-public company headquartered in Greensboro, NC.
Francisco Staton. Mr. Francisco Staton has been a member of our board of directors since April 2018. Mr. Francisco Staton is President of the SLAD Division. Prior to his appointment as such in October 2021, he served as President of the Caribbean Division. Until 2019 he was Arcos Dorados’ Managing Director for Colombia, Aruba, Curaçao and Trinidad & Tobago. He joined the Arcos Dorados executive team in 2013 as Senior Manager of Business Development for our NOLAD Division, after holding different operating roles within the organization. Before joining the Arcos Dorados team, he worked as a consultant at the Boston Consulting Group office in Buenos Aires. He completed his undergraduate studies at Princeton University in 2003, and subsequently earned an MBA from Columbia Business School in 2010. He has served on the board of Princeton in Latin America since 2015. Mr. Francisco Staton is the son of our Executive Chairman, Woods Staton.
Cristina Presz Palmaka De Luca. Ms. Palmaka has been an independent member of our board of directors since November 12, 2019. Ms. Palmaka has been the President of SAP Latin America since August 2020, following 7 years as President of SAP Brazil. Ms. Palmaka also sits on the board of directors of C&A and Eurofarma. Ms. Palmaka holds an accounting degree from Fundação Álvares Penteado (Brazil) and received her MBA from Fundação Getúlio Vargas (Brazil). She also holds a master’s degree in International Business & Marketing from the University of Texas.

Karla Berman Martin. Ms. Berman has been an independent member of our board of directors since 2023. Ms. Berman has an Industrial Engineering degree from Universidad Iberoamericana of Mexico City, Mexico, and has an MBA from Harvard Business School. Ms. Berman began her career in Mexico as a reporter for the newspaper Reforma in 2002. She then worked at McKinsey & Company in Mexico from 2003 until 2005. From 2006 until 2012 she joined Grupo Expansion (Time Inc.) as Digital Director. In 2012, Ms. Berman joined Google Mexico, working as head of branding solutions for Spanish Latam and held this role until 2015 and was a CPG Sales Director from 2016 to 2020. From 2020 until November 2021, Ms. Berman was VP of sales and Chief Marketing Officer for Yalo Mexico, and most recently she was a Director for Softbank in Mexico. Ms. Berman was a former board member of Mezcal Amarás and of the investment committee of IGNIA. She currently is a board member for Mendel, a board member for Endeavor Mexico and member of the Latin America Advisory Board for Harvard Business School. Ms. Berman is an angel investor, non-executive co-founder of NaranXadul.com, the largest Mommy blog in Mexico, and participates in the Mexican version of the TV show Shark Tank.
Executive Officers
Our executive officers are responsible for the overall management and representation of our company. All of our executive officers have worked in the food service industry for several years. Our executive officers were appointed by our Board of Directors for an indefinite term.
The following table lists our current executive officers:

Name	Position	Initial Year of Appointment	At Arcos Dorados Since
Woods Staton	Executive Chairman	2007	1986
Marcelo Rabach	Chief Executive Officer	2019	1990
Luis Raganato	Chief Operating Officer	2019	1991
Mariano Tannenbaum	Chief Financial Officer	2017	2008

The following is a brief summary of the business experience of our executive officers who are not also directors. Unless otherwise indicated, the current business addresses for our executive officers is Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB) and Río Negro 1338, First Floor, Montevideo, Uruguay (CP 11100).
Luis Raganato. Mr. Raganato, 53, has been our Chief Operating Officer since July 2019. Prior to his appointment as such, he was the Divisional President for the Caribbean, and before that, the General Director of Arcos Dorados in Peru. Mr. Raganato began his career at Arcos Dorados in 1991 as a Trainee in the Nuevocentro Shopping location in the province of Córdoba, Argentina and has held various positions in Operations Management over the years. Mr. Raganato holds a Bachelor’s degree in Business Administration from Instituto Aeronáutico de Argentina, a Master’s degree in Marketing and Business Development from Escuela Superior de Estudios de Marketing de Madrid and an MBA from Universidad de Piura, Peru.
Mariano Tannenbaum. Mr. Tannenbaum, 50, is our Chief Financial Officer. He joined Arcos Dorados in 2008 and has held several positions at the corporate level, with his last position being Senior Director of Corporate Finance. Previously, Mr. Tannenbaum had a long international career in Europe and the United States. He worked for the IFG Group in Switzerland, for Tyco International in Switzerland and Princeton, New Jersey and for Sabre Holdings in London. He began his career working for an economic consulting firm in Argentina as well as for the Argentine government, as part of the Ministry of Treasury and Public Finances. Mr. Tannenbaum has an economics degree from the Universidad de Buenos Aires, a Master’s in finance from the Universidad Torcuato Di Tella and an MBA with a concentration in finance from the London Business School.
Senior Management
We have a strong centralized management team led by Mr. Woods Staton, our Executive Chairman, and Mr. Marcelo Rabach, our CEO, with broad experience in development, revenue, supply chain management, operations, finance, marketing, legal affairs, human resources, communications, sustainability, training, information and technology, among others. Our senior management team (which includes our executive officers) is responsible for the day-to-day management of our operations. Most of our senior management team has worked in the food service industry for several years. Many of the members of the management team have a long history with McDonald’s operations in Latin America and the Caribbean and with Mr. Rabach, as they have worked together as a team for many years.

The following table lists our current senior management:

Name	Position	Initial Year of Appointment	At Arcos Dorados Since
Francisco Staton	Divisional President—SLAD	2021	2013
Rogerio De Moraes Barreira	Divisional President—Brazil	2022	1984
Gustavo Pascualino	Divisional President—NOLAD	2021	1989
Juan David Bastidas	Chief Legal Counsel	2010	2010
Sebastian Magnasco	Vice President of Development	2007	1994
Santiago Blanco	Chief Marketing and Digital Officer	2019	2019
Luana Matos	Vice President of People and Culture	2023	2023
Karina Montiel	Vice President of Supply Chain	2021	1996
Marlene Fernandez del Granado	Vice President of Government Relations	2011	2009
David Grinberg	Vice President of Corporate Communications	2018	2010
Magdalena Gonzalez Victorica	Chief Technology Officer	2021	1999
Daniel Schleiniger	Vice President of Investor Relations	2015	2014
Gabriel Serber	Vice President of Social Impact and Sustainable Development	2021	1990

The following is a brief summary of the business experience of our senior management team who are not also executive officers. Unless otherwise indicated, the current business addresses for our senior management team is Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB) and Río Negro 1338, First Floor, Montevideo, Uruguay (CP 11100).
Rogerio Barreira. Mr. Barreira, 55, was appointed Divisional President for Brazil in July 2022. Prior to his appointment, Mr. Barreira served as Vice President of Operations for the Brazil Division. He also served as Divisional President for NOLAD, from October 2015 to March 2021. Mr. Barreira began his career at McDonald’s Brazil in 1984, starting as a crew employee and steadily advancing into more senior operational roles in Brazil. Mr. Barreira holds an MBA from Fundação Getulio Vargas in Brazil and also holds a degree in Marketing and Business Planning from Anhembi-Morumbi University in Brazil. Additionally, he received executive training from IAE Business School in Argentina and IPADE Business School in Mexico, Argentina and New York City.
Gustavo Pascualino. Mr. Pascualino, 55, was appointed Divisional President for NOLAD in April 2021. Prior to his promotion, Mr. Pascualino served as Operations Vice President for the Brazil Division, beginning in 2016. He began his career in 1989 as a crew member in Buenos Aires, Argentina. In addition to his most recent role in Brazil, Mr. Pascualino held various leadership positions in operations, including Operations Director for Puerto Rico and the Caribbean Division and Corporate Operations Development Director. Mr. Pascualino has a degree in Marketing from Universidad de Morón in Buenos Aires, Argentina, and has also received executive training from the IAE Business School in Argentina and the University of Miami.
Juan David Bastidas. Mr. Bastidas, 56, is our Chief Legal Counsel. He attended Universidad Pontificia Bolivariana in Colombia, where he received a Law Degree in 1989. He graduated in 1990 as a Business Law Specialist from the same university. He also pursued postgraduate studies in Business Administration at New York University, which he completed in 1994. He also graduated in 2000 from the International Business program at EAFIT University and from the Senior Management Program at Los Andes University, which he completed in 2009 in Colombia. He also attended the Executive Directors Training Program from IAE Business School in Argentina (2017). Mr. Bastidas worked from 1994 to 1995 as an international operations lawyer for Banco Industrial Colombiano (Bancolombia). He served as Chief Legal Counsel and Secretary of the board of directors of Interconexión Electrica S.A. E.S.P.–ISA from 1995 to 2010 before joining us in July 2010.
Sebastian Magnasco. Mr. Magnasco, 54, is our Vice President of Development and served, prior to his appointment as such in 2007, in the same capacity in SLAD. He graduated in 1990 with a degree in Engineering from Instituto Tecnológico Buenos Aires and completed a post graduate Management Development Program in Business from I.A.E. Management and Business School in 2001. He began his career at McDonald’s in 1994 and held the positions of Real Estate & Equipment Director of Argentina and IT, Real Estate and Equipment Director of Argentina until his appointment as Vice President of Development of SLAD in 2005.

Santiago Blanco. Mr. Blanco, 53, is our Chief Marketing and Digital Officer. He joined the company in 2019 and is responsible for designing and implementing the marketing and digital strategy. Prior to joining Arcos Dorados, he served as Chief Marketing, Digital & Communications Officer at ALSEA from 2017 to 2019. Mr. Blanco holds a Bachelor’s degree in Marketing from the Instituto Tecnológico de Monterrey and an MBA from University of Texas at Austin.
Luana Matos. Mrs. Matos, 50, was appointed as our Vice President of People and Culture on April 17, 2023. She has extensive experience in leading organizational transformations and has held several leadership roles in fast-paced industries throughout her 30-year career. Mrs. Matos rejoined Arcos Dorados in April 2023. Previously, she served as HR Director for International Markets at BRF, based in Dubai. Prior to that, she acted as HR Director for Arcos Dorados in Brazil, CHRO at Nextel Telecommunications, and held talent leadership positions at IBM Latin America, having started her career as a management consultant at PwC. She holds a degree in Economics from FAAP – Fundação Armando Alvares Penteado, an MBA in Communications from ESPM and specialization in HR from the London Business School.
Marlene Fernandez. Mrs. Fernandez, 62, is Corporate Vice President for Government Relations and Leader of the Diversity and Inclusion Committee. Prior to joining Arcos Dorados in 2009, she served as an elected Member of the House of Representatives in Bolivia where she held various leadership positions, including Ambassador of Bolivia to the United States of America, Ambassador to the Organization of American States, Ambassador to the Government of Italy and Representative of Bolivia to different specialized agencies of the United Nations. She was also Bureau Chief and Main Political Correspondent for CNN Spanish in Washington, D.C. Ms. Fernandez holds a Master of Science in Broadcast Journalism from Boston University, graduated Summa Cum Laude from the Universidad Argentina John. F. Kennedy and has completed courses in Finance for Executives, Strategic Communications, Conflict Resolution and Negotiations in Conflict at Harvard University.
David Grinberg. Mr. Grinberg, 45, is our Vice President of Corporate Communications. Mr. Grinberg joined Arcos Dorados in 2010, as Sports Marketing Director to coordinate our sponsorship of the FIFA World Cup Brazil 2014 and 2016 Rio Olympic Games. He later served as Corporate Communications Director for the Brazil Division, before assuming his current role. Mr. Grinberg came from Samsung of Brazil where he led the Sports Marketing and Communications team. Prior to that, he served as Corporate Communications Director, Brazil Division of Nike. Mr. Grinberg holds a Bachelor’s Degree in Social Communication from FIAM in São Paulo, Brazil and a Master’s Degree in Corporate Communication & Public Affairs from the Cásper Líbero Foundation, also in São Paulo, Brazil.
Daniel Schleiniger. Mr. Schleiniger, 50, is our Vice President of Investor Relations. He joined Arcos Dorados in 2014 and, after leaving us to serve as Vice President of Investor Relations for BrightView Holdings, Inc. from October 2018 to December 2019, Mr. Schleiniger rejoined the Company in January 2020. Prior to joining Arcos Dorados, he worked at the Cisneros Group from 2000 to 2014, holding positions in investor relations, finance and treasury. Mr. Schleiniger’s experience also includes equity research at Morgan Stanley, corporate banking with Unibanco and consulting work for Wharton Econometric Forecasting Associates (WEFA). He holds a Bachelor of Science degree in chemistry as well as an MBA with a concentration in finance, both from the University of Delaware.
Gabriel Serber. Mr. Serber, 52, is our Vice President of Social Impact and Sustainable Development. He started his career in 1990 as a crew member in one of our restaurants in Buenos Aires, Argentina. He rose through the operation’s ranks until 2002, where he moved to McDonald’s global headquarters in Chicago to work as an operations manager, among other roles. He continued his tenure in Europe based in Paris where he was responsible for leading the deployment of several operational programs in Spain, Italy, Belgium, Holland, Portugal, Switzerland, Morocco and Greece. In 2008, he returned to Argentina in the role of Corporate Director of Operations Development. In 2013, he was transferred to Puerto Rico, where he was promoted to Managing Director for the Caribbean Region. In 2017, he returned to Argentina as Managing Director for that market. Finally, in 2019, he assumed the leadership of our Social Impact and Sustainable Development team, where he oversees all ESG matters for Arcos Dorados. Mr. Serber is a business graduate from Universidad Nacional de General San Martin in Buenos Aires, Argentina and has completed post graduate studies at the IAE Business School.

Karina Montiel. Mrs. Montiel, 51, is our Vice President of Supply Chain, having been appointed to the position in July 2021. She joined Arcos Dorados in 1996 as an administrative assistant while she completed her university studies. Since then, she began a path of constant growth within the Company, beginning with various positions within the finance department. In 2014, Mrs. Montiel took on a new role when she became Managing Director for the Uruguay market and, four years later, she became Finance Director for the Brazil Division. She has been recognized for her achievements and commitment to Arcos Dorados as a President’s Award recipient in 2012 and also by McDonald’s Corporation’s Global Women’s Leadership Network in 2018. She is also the President of the Asociación Casa Ronald in Uruguay. Mrs. Montiel holds a degree in accounting from the Universidad de la República de Uruguay and a Senior MBA from the IEEM of the Universidad de Montevideo.
Magdalena Gonzalez Victorica. Mrs. Gonzalez Victorica, 49, is our Chief Technology Officer, having been appointed to this position in October 2021. She joined the Company’s Finance Department in Argentina in September 1999 and, after the formation of Arcos Dorados, she was involved in implementing and/or leading information technology projects in Mexico and Puerto Rico as well as establishing and then leading the Company’s Shared Services Center. In January 2011, she assumed the position of Business Services Director, responsible for Technology, Projects and the Shared Services Center. Mrs. Gonzalez Victorica was later appointed to lead the Company’s Experience of the Future (EOTF) restaurant modernization initiative, with the first EOTF restaurant opening at the end of 2016. Beginning in 2019, she became responsible for the Digital Factory “ADvance,” which was created to accelerate the Company’s digital transformation. Mrs. Gonzalez Victorica holds a Bachelor’s Degree in Accounting from the Universidad Católica Argentina.
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
The maximum number of shares that may be issued under the 2011 Plan is 5,238,235 class A shares, equal to 2.5% of our total outstanding class A and class B shares immediately following our initial public offering on April 14, 2011. In 2023, 60,424 class A shares were issued pursuant to the 2011 Plan.
We carried out a special grant of stock options and restricted share units in 2011 in connection with our initial public offering, which are fully vested. We also made recurring grants of stock options and restricted share units in each of the fiscal years from 2011 to 2019 (from 2015 to 2019 only restricted share units). Units granted from 2011 to 2019 are fully vested. Both types of these recurring annual awards vested as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries, except for the 2019 award which vested on May 10, 2020. In the event of death, disability or retirement of the employee, any unvested portion of the annual award will fully vest. For all grants, each stock option granted represents the right to acquire one class A share at its strike price equal to fair market value, while each restricted share unit represents the right to receive one class A share when vested.
The following table shows unvested restricted share units as of December 31, 2023:

Date of the grant	Restricted share units
May 10, 2016	0
May 10, 2017	0
May 10, 2018	0

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
We recognize compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The total compensation cost as of December 31, 2023 and 2022, relating to the Phantom RSUs amounted to $15.6 million and $7.4 million, respectively, and is recorded under “General and administrative expenses” within the consolidated statement of income (loss). The accrued liability is remeasured at the end of each reporting period until settlement.
The following table shows Phantom RSUs outstanding as of December 31, 2023:

Date of the grant	Phantom RSU, Type 1	Phantom RSU, Type 2	Phantom RSU, Type 3	Phantom RSU, Type 4
May 10, 2019	57,550	885,827	—	—
May 10, 2021	—	—	692,422	—
May 10, 2022	—	—	795,013	—
May 10, 2023	—	—	736,776	32,599
See Note 17 to our consolidated financial statements for additional information.
Compensation of Directors and Officers
General
The approximate aggregate annual total cash compensation for our executive officers and senior management team in 2023, was $16.6 million. The approximate annual total cash compensation for our directors in 2023 was $1.1 million. We also issued an aggregate of 32,599 Phantom RSUs to our directors in 2023.
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
As of December 31, 2023, we had a total of approximately 100,795 employees in Company-operated restaurants and staff throughout the Territories. Of this number, 84% were crew, 11% were restaurant managers and the remainder were professional staff. Approximately 40% of our employees were located in Brazil.

We have various types of employment arrangements with our employees in Brazil. Some of our employees receive monthly wages whereas others are paid by the hour, and all of our employees have fixed work schedules due to a settlement signed with Labor Prosecutor Office of the State of Pernambuco. A portion of our employees in Brazil, in particular part-time employees, students and apprentices, work schedules of less than 180 hours per month. Brazilian law requires that employers provide a minimum monthly wage, which, in the case of employees who are paid by the hour, is prorated in terms of wages per hour.
The following table illustrates the distribution of our employees by division and employee category as of December 31, 2023.

Division	Crew	Restaurant Managers	Professional Staff	Total
Brazil	33,889	3,586	2,914	40,389
NOLAD	18,359	3,098	657	22,114
SLAD	32,738	4,074	1,045	37,857
Corporate and other	0	0	435	435
Total	84,986	10,758	5,051	100,795

Restaurant managers are responsible for the daily management of our restaurants. As such, we have a comprehensive training program for them that is focused on customer management practices, food preparation and other operational procedures. Standards are taught and continuously reinforced through the use of such training programs. We also use performance measurements on a continual basis, both internally and externally in connection with all our restaurants. Our internal on-site visit restaurant operations improvement process evaluates operational standards, which are compared globally to assure continuous improvement. We also contract third parties, which we refer to as third-party shoppers, to visit our restaurants anonymously and report on our performance. Our external third-party shopper measurements and customer satisfaction opportunity reports help maintain our competitiveness. In addition, Hamburger University provides restaurant managers, mid-managers and owner/operators with training on best practices in different aspects of our business. In 2023, approximately 201,165 people attended different courses or events, in person or online, organized by Hamburger University in areas such as restaurant and customer management, sales, diversity and inclusion, leadership and digital transformation.
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

E.    Share Ownership
The following table presents the beneficial ownership of our shares owned by our directors, officers and senior management as of the date of this annual report. Other than those persons listed below, none of our directors, officers or senior management beneficially own any of our shares.

Shareholder	Class A Shares	Percentage of Outstanding Class A Shares(1)	Class B Shares	Percentage of Outstanding Class B Shares(1)	Total Economic Interest(1)	Total Voting Interest(1) (2)
Los Laureles Ltd.(3)(4)	—	—	80,000,000	100.00%	37.98%	75.38%
Woods Staton(4)	50	*	—	—	*	*
Sergio Alonso	*	*	—	—	*	*
Annette Franqui	*	*	—	—	*	*
Carlos Hernández-Artigas	*	*	—	—	*	*
Michael Chu	*	*	—	—	*	*
José Alberto Vélez	*	*	—	—	*	*
Cristina Presz Palmaka De Luca	*	*	—	—	*	*
Karla Berman	*	*	—	—	*	*
Juan David Bastidas	*	*	—	—	*	*
Karina Montiel	*	*	—	—	*	*
José Fernández	*	*	—	—	*	*
Marcelo Rabach	*	*	—	—	*	*
Mariano Tannenbaum	*	*	—	—	*	*
Sebastian Magnasco	*	*	—	—	*	*
Luana Matos	*	*	—	—	*	*
Marlene Fernandez	*	*	—	—	*	*
Luis Raganato	*	*	—	—	*	*
Gustavo Pascualino	*	*	—	—	*	*
Rogerio De Moraes Barreira	*	*	—	—	*	*
Santiago Blanco	*	*	—	—	*	*
David Grinberg	*	*	—	—	*	*
Francisco Staton	*	*	—	—	*	*
Magdalena Gonzalez Victorica	*	*	—	—	*	*
Daniel Schleiniger	*	*	—	—	*	*
Gabriel Serber	*	*	—	—	*	*

*    Each of these directors, officers or senior management members beneficially owns less than 1% of the total number of outstanding class A shares.
(1)    Percentages are based on 130,654,969 class A shares issued and outstanding as of the date of this annual report and exclude 2,309,062 class A shares issued and held in treasury.
(2)    Class A shares are entitled to one vote per share and class B shares are entitled to five votes per share.
(3)    Los Laureles Ltd. is beneficially owned by Mr. Woods Staton, our Executive Chairman. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.”
(4)    In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Woods Staton beneficially owns 50 class A shares directly, and indirectly through Chablais Investments S.A. (“Chablais”). On a combined basis, Mr. Woods Staton is the beneficial owner of an aggregate of 37.98% of the total economic interests of Arcos Dorados and 75.38% of its total voting interests. The address of Mr. Woods Staton is Mantua No. 6575 (esquina Potosí), Montevideo, Uruguay 11500. The address of Chablais is Level 1, Palm Grove House, Wickham’s Cay 1, Road Town, Tortola, BVI.

As of the date of this annual report, our officers and senior management had been granted (i) a total of 874,481 restricted share units pursuant to the 2011 Plan, excluding our Chairman Mr. Woods Staton. For more information, see “—B. Compensation—Long-term and Equity Incentive Plans” above.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue a maximum of 420,000,000 class A shares, no par value per share, and 80,000,000 class B shares, no par value per share. Each of our class A shares entitles its holder to one vote. Each of our class B shares entitles its holder to five votes. Los Laureles Ltd., our controlling shareholder, owns 37.98% of our issued and outstanding share capital, and 75.38% of our voting power by virtue of its ownership of 100% of our class B shares. The following table presents the beneficial ownership of our shares based on the most recent information available as of the date of this annual report:

Shareholder	Class A Shares	% of Outstanding Class A Shares	Class B Shares(1)	% of Outstanding Class B Shares(1)	Total Economic Interest(1)	Total Voting Interest(1) (2)
Los Laureles Ltd(3)(4)	—	—	80,000,000	100.0%	37.98%	75.38%
Woods Staton(4)	50	—	—	—	—	—
TIAA Board of Overseers(5)	15,822,239	12.11%	—	—	7.51%	2.98%
FIL Ltd. (6)	7,801,467	5.97%	—	—	3.70%	1.47%
Remaining Public Shareholders	107,031,213	81.92%	—	—	50.81%	20.17%
Total(7)(8)	130,654,969	100.00%	80,000,000	100.00%	100.00%	100.00%(8)

(1)    Percentages are based on 130,654,969 class A shares issued and outstanding as of the date of this annual report and exclude 2,309,062 class A shares issued and held in treasury.
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
(4)    In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Woods Staton beneficially owns 50 class A shares directly, and indirectly through Chablais Investments S.A. (“Chablais”). On a combined basis, Mr. Woods Staton is the beneficial owner of an aggregate of 37.98% of the total economic interests of Arcos Dorados and 75.38% of its total voting interests. The address of Mr. Woods Staton is Mantua No. 6575 (esquina Potosí), Montevideo, Uruguay 11500. The address of Chablais is Level 1, Palm Grove House, Wickham’s Cay 1, Road Town, Tortola, BVI.
(5)    TIAA Board of Overseers is the ultimate parent of three funds, which filed Form 13F with the SEC on December 31, 2023: Nuveen Asset Management LLC, Teachers Advisors, LLC and TIAA-CREF Investment Management LLC. Based solely on the disclosure set forth in such Form 13F, as of December 31, 2023, these two funds together had sole voting power with respect to 15,822,239 class A shares and sole dispositive power with respect to 15,822,239 class A shares. The address of TIAA Board of Overseers is 730 Third Avenue, New York, NY 10017-3206.
(6)    FIL Ltd. is the ultimate parent of two funds, which filed Form 13F with the SEC on December 31, 2023: FIL Investments International and FIL Investment Advisors (UK) Ltd. Based solely on the disclosure set forth in such Form 13F, as of December 31, 2023, these four funds together had sole voting power with respect to 7,801,467 class A shares and sole dispositive power with respect to 7,801,467 class A shares. The address of FIL Ltd. is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.
(7)    Numbers do not sum to 100% due to the effects of rounding.
(8)    Excludes 2,309,062 class A shares issued and held in treasury.
As of April 25, 2024, there were 8 class A shareholders of record. We believe the number of beneficial owners is substantially greater than the number of record holders because a large portion of class A shares is held in “street name” by brokers.
Los Laureles Ltd.
Los Laureles Ltd. is our controlling shareholder and is beneficially owned by Mr. Woods Staton, our Executive Chairman. Los Laureles Ltd. currently owns 37.98% of the economic interests of Arcos Dorados and 75.38% of its voting interests. Los Laureles Ltd. has established a voting trust with respect to the voting interests in us held by Los Laureles Ltd. Los Laureles Ltd. is the beneficiary of the voting trust. The voting trust exercises the vote of the class B shares through a voting committee, which consists of only Mr. Woods Staton. The decision of the voting committee must be approved by Los Laureles (PTC) Limited, a British Virgin Islands company that is a wholly owned subsidiary of Los Laureles Limited. Mr. Woods Staton is the sole director of Los Laureles (PTC) Limited. Without the consent of McDonald’s, Mr. Woods Staton may add any one or more of his descendants, certain other relatives, any board member of Arcos Dorados and the chief executive officer, chief operating officer or chief financial officer of Arcos Dorados to the committee.
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
During 2023, we incurred $65.3 million in total distribution fees payable to Axionlog, which accounted for approximately 4.5% of our total food and paper costs.
See Note 24 to our consolidated financial statements for details of the outstanding balances and transactions with related parties as of December 31, 2023 and 2022 and for the fiscal years ended December 31, 2023, 2022 and 2021.

Employment of Francisco Staton
Mr. Francisco Staton, Woods Staton’s son, is Arcos Dorados’ President of the SLAD Division and a member of our board of directors. For his services as President of the SLAD Division, Francisco Staton receives customary compensation and benefits commensurate with his level of responsibility within the Company. His compensation package is aligned with the compensation packages of similar positions in other companies in Colombia, according to external compensation surveys. Francisco Staton was appointed as a Board Member, Class I, at our Annual General Shareholders’ Meeting held on April 28, 2021.
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
In parallel with the judicial lawsuit’s developments, the Labor Prosecutor’s Office initiated an administrative audit regarding the company’s compliance with the TAC. On November 2016, the Labor Prosecutor’s Office claimed that it had identified violations of the TAC and demanded R$13 million in connection with such violations. On April 3, 2017, we submitted a petition and documents as evidence that we have complied with the settlement, rejecting the Labor Prosecutor’s claims. We attended a series of hearings with the Labor Prosecutor’s Office to discuss TAC compliance, Arcos’ petition, and the possibility of entering into a new settlement in order to reduce the previous commitments and the fines assumed by us. On March 24, 2023, the Labor Prosecutor’s Office requested that we present evidence of compliance with the obligations negotiated on TAC and Arcos presented it in April 2023. The Labor Prosecutor requested an expert to verify compliance with the TAC and said expert requested additional information and documents from us, which the last requested documents/information were presented in January and March, 2024. This matter is currently awaiting a resolution from the Labor Prosecutor.
Administrative Investigation under Labor Prosecutor’s Office
The Labor Prosecutor’s Office in Curitiba initiated an administrative procedure to investigate Arcos Dourados in May 2019, based on a complaint made by the General Union of Workers (“UGT”) that alleged systematic workplace harassment, moral and sexual harassment and racial discrimination. On July 2020, another administrative procedure was initiated by the Labor Prosecutor’s Office in São Paulo, based on a compliant made by UGT, the Central Workers Union (CUT) and other workers unions that also alleged systematic workplace harassment. The procedures have now been joined under the second administrative procedure. In response to the allegations, Arcos Dourados has presented evidence of its good practices related to the subject, which it believes disproves the allegations of systematic discrimination, moral and sexual harassment. The first hearing was held on January 25, 2021 and a second hearing was held on March 8, 2022. At the second hearing, parties discussed the possibility of settlement with an agreement to improve internal procedures and training to avoid sexual harassment, moral and racial discrimination in the restaurants, without any payment of damages. UGT is expected to present additional comments regarding the proposed settlement, after which Arcos will also have the opportunity to provide its own comments. We attended hearings with the Labor Prosecutor and presented our comments on the Labor Prosecutor’s settlement proposal. At the end of December 2022, the Labor Prosecutor did not agree with our comments and presented a recommendation, which contains a list of procedures to be adopted by Arcos. Additionally, the Labor Public Prosecutor determined that Arcos must prove the adoption of those procedures by the end of March 2023. On March 20, 2023, we presented documentation (e.g., presentations, trainings, Company policies, evidence of communications with employees, internal procedures of hotline investigations, among others) to the Labor Prosecutor to evidence that we are improving our internal procedures and trainings in compliance with all the obligations established in the recommendation. The Labor Prosecutor decided to suspend the procedure for the next six months, due to Arcos’ collaborative behavior and the documents that evidenced the Company is in compliance with the recommendation. In addition, the Labor Prosecutor determined and Arcos evidenced, in October 2023, the adoption of procedures that were implemented as we indicated in our petition. At this moment, the Labor Public Prosecutor asked UGT to provide its comments regarding Arcos’s petition. We are waiting for UGT’s comments. Isolated cases alleging discrimination and/or moral and sexual harassment are also being discussed within minor administrative investigations and individual labor claims filed in Brazil.

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
Retained Lawsuits and Contingent Liabilities
We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of December 31, 2023 we maintained a provision for contingencies amounting to $59.2 million ($52.7 million as of December 31, 2022) and judicial deposits amounting to $8.6 million ($7.9 million as of December 31, 2022) in connection with the proceedings. As of December 31, 2023, the net amount of $50.6 million included $49.2 million as a non-current liability. See Note 18 to our consolidated financial statements for more details.
Pursuant to the Acquisition, McDonald’s Corporation indemnifies us for certain Brazilian claims. As of December 31, 2023, the provision for contingencies included $1.5 million ($1.3 million as of December 31, 2022) related to a Brazilian claim that is covered by the indemnification agreement. As a result, we have recorded a non-current asset in respect of McDonald’s Corporation’s indemnity within “Miscellaneous” in our consolidated balance sheet.
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
As of December 31, 2023, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $250 million, related to assessments for the fiscal years 2009 to 2017. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.
In addition, there are certain matters related to the interpretation of other tax, customs (including the alleged infraction mentioned above), labor and civil laws for which there is a reasonable possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 in a range of $511 million and $576 million. In accordance with ASC 405-20-50-6, unasserted claims or assessments that do not meet the conditions mentioned have not been included.

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
Holders of common shares will be entitled to receive dividends, if any, paid on the common shares. In 2023, our Board of Directors declared a cash dividend of $0.19 per share to all class A and B shareholder of the Company, paid in three quarterly installments of $0.05 per share on March 30, 2023, June 28, 2023 and September 28, 2023 and one quarterly installment of $0.04 per share on December 27, 2023. On March 12, 2024, the Board of Directors announced a $0.24 per share dividend to all class A and B shareholders of the Company to be paid in four quarterly installments of $0.06 per share on March 28, 2024, June 28, 2024, September 27, 2024 and December 27, 2024.
The amounts and dates of future dividend payments, if any, will be subject to, among other things, the discretion of our Board of Directors. Accordingly, there can be no assurance that any future distributions will be made, or, if made, as to the amount of such distributions.
B.    Significant Changes
Except as otherwise disclosed in this annual report, we are not aware of any significant changes that have occurred since December 31, 2023.
ITEM 9. THE OFFER AND LISTING
A.    Offer and Listing Details
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

B.    Memorandum and Articles of Association
General
We are a BVI business company limited by shares incorporated in the British Virgin Islands and our affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law, including the BVI Business Companies Act (As Revised) or the “BVI Act.”
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
As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue up to 420,000,000 class A shares and 80,000,000 class B shares. As of the date of this annual report, 130,654,969 class A shares and 80,000,000 class B shares are issued, fully paid and outstanding. In addition, 2,309,062 class A shares are issued and being held in treasury.
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
The continuing franchise fee is paid, with respect to each calendar month, to McDonald’s in an amount generally equal to 7% of the U.S. dollar equivalent of the gross sales, as defined therein, of each of the McDonald’s restaurants in the Territories for that calendar month, minus, as applicable, a brand building adjustment. During the first 10 years of the MFAs, the brand building adjustment is 2% of the gross sales, for a net continuing franchise fee payment of 5% of the gross sales. During years 11 through 15 of the MFAs, the brand building adjustment will be 1% of the gross sales, for a net continuing franchise fee payment of 6%; and the brand building adjustment will be 0% thereafter, for a net continuing franchise fee payment of 7% of the gross sales. In addition, on January 25, 2017, McDonald’s Corporation agreed to provide growth support for the years 2017, 2018 and 2019. The impact of this support resulted in an effective royalty rate of 5.2% in 2017, 5.4% in 2018 and 5.5% in 2019. McDonald’s Corporation had previously agreed to provide growth support for the years 2020, 2021 and 2022. However, due to the business disruptions caused by the COVID-19 pandemic, in 2021, we agreed with McDonald’s to withdraw the previously-approved 2020-2022 growth and investment plan and, on December 18, 2020, we reached an agreement with McDonald’s on a growth and investment plan for 2021 only. In January 2022, we reached an agreement with McDonald’s on a new growth and investment plan. To support our future growth, we plan to open at least 200 new restaurants and to modernize at least 400 restaurants, with capital expenditures of approximately $650 million from 2022 to 2024. In addition, McDonald’s Corporation agreed to continue providing growth support subject to our compliance with the terms of the growth and investment plan which resulted in an effective royalty rate of 5.6% and 6.0% of sales in 2022 and 2023, and is expected to result in an effective royalty rate of about 6.0% of sales in 2024.
We are responsible for collecting the continuing franchise fee from our sub-franchisees and must pay that amount to McDonald’s. In the event that a sub-franchisee does not pay the full amount of the fee or any of our subsidiaries are unable to transfer funds to us due to currency restrictions or otherwise, we are responsible for any resulting shortfall. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—Our financial condition and results of operations depend, to a certain extent, on the financial condition of our sub-franchisees and their ability to fulfill their obligations under their franchise agreements,” “—Risks Related to Our Results of Operations and Financial Condition—We are subject to significant foreign currency exchange controls, currency devaluation and cross-border money transfer controls and restrictions in certain countries in which we operate, which could affect our ability to move our cash flow and pay dividends out from those countries,” and “—Risks Related to Our Business and Operations—Our business activity and results of operations may be negatively affected by unforeseen events, such as disruptions, natural disasters, adverse weather conditions, war, such as the Russia-Ukraine war and the conflict in the Middle East, pandemics, such as the COVID-19 pandemic, or other catastrophic events, such as hurricanes, earthquakes and floods.”
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
Call Option Right and Security Interest in Equity Interests of the Company
Under the MFAs, McDonald’s has the right, or “Call Option”, to acquire our non-public shares or our interests in one or more Territories upon: (i) the expiration of the initial term of the MFAs on August 2, 2027 if the initial term is not extended, (ii) the occurrence of a material breach of the MFAs or (iii) during the period of 12 months following the earlier of (x) the 18th month anniversary of the death or permanent incapacity of Mr. Woods Staton or (y) the receipt by McDonald’s of notice from Mr. Woods Staton’s heirs that they have elected to have the period of 12 months commence as of the date specified in the notice. McDonald’s generally has the right either to exercise the Call Option with respect to all of the Territories, or, in its sole discretion, with respect to the Territory or Territories identified by McDonald’s as being affected by such material breach or to which such material breach may be attributable except upon the occurrence of an initial material breach relating to any Territory or Territories in which there are less than 100 restaurants in operation. In such case, McDonald’s only has the right to acquire the equity interests of any of our subsidiaries in the relevant Territory or Territories. As of December 31, 2023, we had more than 100 restaurants in operation in each of Brazil, Mexico and Argentina. In Chile and Puerto Rico, we had 97 and 95 restaurants in operation, respectively, and no other Territory had more than 90 restaurants in operation.
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
Arcos Dorados Financial Ratios under the MFA

	Quarter ended
	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
Leverage Ratio	3.42	3.35	3.30	3.24	3.22
Fixed Charge Coverage Ratio	1.85	1.91	2.11	2.11	2.16

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
Although we do not have any amounts outstanding under our letters of credit at this time, any default under the letters of credit would also result in a material breach of our obligations under the MFAs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—Our business activity and results of operations may be negatively affected by unforeseen events, such as disruptions, natural disasters, adverse weather conditions, war, such as the Russia-Ukraine war and the conflict in the Middle East, pandemics, such as the COVID-19 pandemic, or other catastrophic events, such as hurricanes, earthquakes and floods.”
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
The Revolving Credit Facilities
For a description of the revolving credit facilities entered into by the Company with JPMorgan and by Arcos Dorados B.V. with Itaú Unibanco S.A., Nassau Branch, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Revolving Credit Facilities.”

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
Passive Foreign Investment Company Rules
We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our 2023 taxable year. However, because the application of the Treasury Regulations is not entirely clear and because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.
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
J.    Annual Report to Security Holders
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

Foreign Currency Exchange Rate Risk
Foreign Currency Exchange Rate Risk in 2023
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
A depreciation of 10% in the value of the Brazilian real against the U.S. dollar would result in a net foreign exchange loss totaling $7.8 million over (i) U.S. dollar-denominated intercompany loans held by our Brazilian subsidiary partially offset by derivatives of $83 million, (ii) the Brazilian real-denominated intercompany payable held by our subsidiary Arcos Dorados B.V. and Latam LLC of R$6.2 million, (iii) the Brazilian real-denominated intercompany receivable held by our subsidiaries, Arcos Dorados Development B.V. and LatAm LLC of R$6.2 million, and (iv) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $3.1 million as of December 31, 2023.
An appreciation of 10% in the value of the European euro against the U.S. dollar would result in a foreign exchange loss of $8.4 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Martinique of $77.2 million as of December 31, 2023.
An appreciation of 10% in the value of the Costa Rican colon against the U.S. dollar would result in a foreign exchange loss of $6.5 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Costa Rica of $58.6 million as of December 31, 2023.
An appreciation of 10% in the value of the Uruguayan peso against the U.S. dollar would result in a foreign exchange loss of $3.2 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiaries in Uruguay of $29 million as of December 31, 2023.
An appreciation of 10% in the value of the Mexican peso against the U.S. dollar would result in a foreign exchange loss of $1.7 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiaries in Mexico of $16.7 million as of December 31, 2023.
Fluctuations in the value of the other local currencies against the U.S. dollar would not result in material foreign exchange gains or losses as of December 31, 2023 since there are no other significant intercompany balances exposed to foreign exchange risk.

Summary of Foreign Currency Exchange Rate Risk in 2022
We are exposed to foreign currency exchange rate risk primarily in connection with the fluctuation in the value of the local currencies of the countries in which we operate, such as the Brazilian real and the Mexican peso, among others. We generate revenues and cash from our operations in local currencies while a significant portion of our long-term debt is denominated in U.S. dollars. An adverse change in foreign currency exchange rates would therefore affect the generation of cash flow from operations in U.S. dollars, which could negatively impact our ability to pay amounts owed in U.S. dollars. In order to partially mitigate the foreign exchange rate risk related to our long-term debt, we entered into certain derivative instruments. See Note 13 to our consolidated financial statements for more detail. Moreover, our continuing franchise fee payments to McDonald’s pursuant to the MFAs must be translated into and paid in U.S. dollars using the exchange rate of the last business day of the month, payable on the seventh day subsequent to each month-end. As such, in the intervening period we are subject to foreign exchange risk.
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
A depreciation of 10% in the value of the Brazilian real against the U.S. dollar would result in a net foreign exchange loss totaling $12.8 million over (i) U.S. dollar-denominated intercompany loans held by our Brazilian subsidiary partially offset by derivatives of $101.8 million, (ii) the Brazilian real-denominated intercompany receivable held by our subsidiary Arcos Dorados B.V. and Brazilian subsidiaries of R$203.5 million (including accrued interest), (iii) the Brazilian real-denominated intercompany payable held by our subsidiaries, Arcos Dorados B.V. and LatAm LLC (R$6.2 million), (iv) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $1.9 million as of December 31, 2022.
An appreciation of 10% in the value of the European euro against the U.S. dollar would result in a foreign exchange loss of $7.4 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Martinique of $66.8 million as of December 31, 2022.
An appreciation of 10% in the value of the Costa Rican colon against the U.S. dollar would result in a foreign exchange loss of $5.7 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Costa Rica of $52.2 million as of December 31, 2022.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.    Material Modifications to Instruments
None.
B.    Material Modifications to Rights
None.
C.    Withdrawal or Substitution of Assets
None.
D.    Change in Trustees or Paying Agents
None.
E.    Use of Proceeds
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
A.     Disclosure Controls and Procedures
As of December 31, 2023, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023 in ensuring that information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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
Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the guidelines set forth by the COSO.
Based on this assessment, management believes that, as of December 31, 2023, its internal control over financial reporting was effective based on those criteria.
C.     Attestation Report of the Registered Public Accounting Firm
Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global Limited, independent registered public accounting firm, has audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2023, as stated in their report which appears below.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
ARCOS DORADOS HOLDINGS INC.:
Opinion on Internal Control over Financial Reporting
We have audited Arcos Dorados Holdings Inc.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Arcos Dorados Holdings Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”) and our report dated March 13, 2024 expressed an unqualified opinion thereon.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may became inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Pistrelli, Henry Martin y Asociados S.R.L.
________________________________________
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global Limited

Buenos Aires, Argentina
March 13, 2024

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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table describes the amounts billed to us by the principal accountant, for audit and other services performed in fiscal years 2023 and 2022.

	2023	2022
	(in thousands of U.S. dollars)
Audit fees	$2,574	$2,545
Audit-related fees	10	46
Tax fees	440	448
All other fees	48	51

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
Audit-Related Fees
Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal year 2023 and not reported under the previous category. These services would include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
In 2022 and 2023, the Company did not purchase any class A shares. However, on July 23, 2021, the Company distributed 2,960,926 treasury shares to satisfy an approved distribution of class A shares to shareholders.
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
Director independence
The NYSE Standards require a majority of the membership of NYSE-listed company boards to be composed of independent directors. Neither British Virgin Islands law, the law of our country of incorporation, nor our memorandum and articles of association require a majority of our board to consist of independent directors. Our Board of Directors currently consists of eleven members, seven of whom are independent directors.
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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
Not applicable.
ITEM 16K. CYBERSECURITY
Cybersecurity Risk Management
Our cybersecurity risk management program is designed to align with industry best practices and provides a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of technology and technology services provided by third-party service providers, and facilitate coordination across different departments of our company. This framework is aligned with the five core functions of the National Institute of Standards and Technology’s Cybersecurity Framework: Identify, Protect, Detect, Respond, and Recover. Each function contains categories, further broken down into subcategories, providing a structured approach to managing cyber risks and enabling us to identify and prioritize specific areas for improvement based on identified risks, measure and track progress in improving our cybersecurity posture over time and communicate and collaborate effectively with respect to cybersecurity risks and controls across the organization. Our cybersecurity team also engages third-party security experts for risk assessment, consultancy and system enhancements. We include minimum cybersecurity requirements in our contracts with vendors and we have a process in place to periodically assess cybersecurity capabilities of critical IT vendors. In addition, our cybersecurity team provides training to all employees on a regular basis.
Cybersecurity Governance
Cybersecurity risk management is integrated to our overall enterprise risk management program. Our board of directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the audit committee of the board of directors. The audit committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The audit committee also reports material cybersecurity risks to our full board of directors. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our Chief Technology Officer (CTO) who receives reports from our Cybersecurity Director and our cybersecurity team and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our Cybersecurity Director has 20 years of experience in the information security and IT audit fields and holds a Certified Information Systems Security Professional (CISSP) certification from The International Information System Security Certification Consortium (ISC2). Management, including the CTO and the Cybersecurity Director, regularly update the audit committee on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports semi-annually that cover, among other topics, third-party assessments of the company’s cybersecurity programs, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.
In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors—Information technology system failures or interruptions or breaches of our network security may interrupt our operations, exposing us to increased operating costs, fraud, data protection incidents and litigation” in this annual report on Form 20-F.

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

4.13
Fifth Amendment to Letter of Credit Reimbursement Agreement dated July 20, 2022 between Arcos Dorados B.V. and Credit Suisse AG, Cayman Islands Branch, incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 28, 2023.

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

4.26*
Revolving Credit Facility dated April 15, 2024 by and between Arcos Dorados B.V., as borrower, Arcos Dourados Comércio de Alimentos S.A., as guarantor, and Itaú Unibanco S.A., Nassau Branch, as lender.

4.27
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

4.31
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

4.33
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

4.34
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

4.35
Third Amendment, dated as of December 12, 2022, to the Amended and Restated Credit Agreement dated as of December 11, 2020 among Arcos Dorados Holdings Inc., as borrower, certain subsidiaries of the borrower, as guarantors and JPMorgan Chase Bank, N.A., as lender, incorporated herein by reference to Exhibit 4.34 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 28, 2023.

4.36*
Fourth Amendment, dated as February 15, 2024, to the Amended and Restated Credit Agreement dated as of December 11, 2020 among Arcos Dorados Holdings Inc., as borrower, certain subsidiaries of the borrower, as guarantors and JPMorgan Chase Bank, N.A., as lender.

4.37
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
4.38
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

4.39
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

12.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
13.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
15.1*	Consent of Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global Limited, independent registered public accounting firm.
97.1*	Arcos Dorados Holdings Inc. Compensation Recoupment Policy
101.INS**	Inline XBRL Instance Document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Inline Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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
Name: Mariano Tannenbaum
Title: Chief Financial Officer

Date: April 29, 2024

Arcos Dorados Holdings Inc.

Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ARCOS DORADOS HOLDINGS INC.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Arcos Dorados Holdings Inc. (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 13, 2024, expressed an unqualified opinion thereon.

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

Impairment of long-lived assets for markets with impairment indicators

Description of the Matter
As of December 31, 2023, the carrying amount of long-lived assets is thousands of $2,144,475, including Property and equipment, net; Lease right of use asset; and Net intangible assets and goodwill. As a result of its impairment assessment exercise, the Company recorded a loss of thousands of $2,626, during 2023.

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

We also assessed the related disclosures in note 3 to the consolidated financial statements.

Tax and labor contingencies
Description of the Matter
The Company has operations in Brazil representing 39.3% of the revenues of the group for the year ended December 31, 2023 and maintains a provision for tax and labor contingencies in that country that represents a 88% of the provision for contingencies balance of the group as of December 31, 2023. As described in note 18, the Company assesses the likelihood of any adverse judgments in labor claims or outcomes on its tax positions, including income tax and other taxes, based on the technical merits of a tax position derived from legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position or labor claim.

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

We also evaluated the disclosures included in note 18 to the consolidated financial statements in relation to these matters.

/s/ Pistrelli, Henry Martin y Asociados S.R.L.

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global Limited
We have served as the Company’s auditor since 2007.

Buenos Aires, Argentina
March 13, 2024

Arcos Dorados Holdings Inc.
Consolidated Statements of Income
For the fiscal years ended December 31, 2023, 2022 and 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2023	2022	2021
Sales by Company-operated restaurants	$4,137,675	$3,457,491	$2,543,907
Revenues from franchised restaurants	194,203	161,411	116,034
Total revenues	4,331,878	3,618,902	2,659,941

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,457,720)	(1,227,293)	(899,077)
Payroll and employee benefits	(790,042)	(668,764)	(482,608)
Occupancy and other operating expenses	(1,154,334)	(967,690)	(772,169)
Royalty fees	(249,278)	(194,522)	(131,401)
Franchised restaurants – occupancy expenses	(83,359)	(68,028)	(50,627)
General and administrative expenses	(285,000)	(239,263)	(210,909)
Other operating income, net	1,894	11,080	26,369
Total operating costs and expenses	(4,017,839)	(3,354,480)	(2,520,422)
Operating income	314,039	264,422	139,519
Net interest expense and other financing results	(32,275)	(43,750)	(49,546)
Loss from derivative instruments	(13,183)	(10,490)	(5,183)
Foreign currency exchange results	10,774	16,501	(9,189)
Other non-operating (expenses) income, net	(1,238)	(287)	2,185
Income before income taxes	278,117	226,396	77,786
Income tax expense, net	(95,702)	(85,476)	(31,933)
Net income	182,415	140,920	45,853
Less: Net income attributable to non-controlling interests	(1,141)	(577)	(367)
Net income attributable to Arcos Dorados Holdings Inc.	$181,274	$140,343	$45,486

Earnings per share information:
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.86	$0.67	$0.22
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	0.86	0.67	0.22

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Comprehensive Income
For the fiscal years ended December 31, 2023, 2022 and 2021
Amounts in thousands of US dollars

	2023	2022	2021
Net income	$182,415	$140,920	$45,853

Other comprehensive income (loss), net of tax:

Foreign currency translation	53,740	16,050	(37,372)
Post-employment (expenses) benefits:
(Loss) gain recognized in accumulated other comprehensive loss	(518)	236	(190)
Reclassification of net loss to consolidated statement of income	82	90	152
Post-employment (expenses) benefits (net of deferred income taxes of $225, $(197) and $21)	(436)	326	(38)
Cash flow hedges:
Net (loss) gain recognized in accumulated other comprehensive loss	(17,393)	(26,255)	19,698
Reclassification of net loss (gain) to consolidated statement of income	15,124	7,669	(5,301)
Cash flow hedges (net of deferred income taxes of $896, $3,038 and $(2,332))	(2,269)	(18,586)	14,397
Securities available for sale:
Unrealized loss on available for sale securities (net of deferred income taxes of $577 and $nil)	(1,780)	(3,624)	—
Reclassification of net loss to consolidated statement of income	1,119	—	—
Securities available for sale	(661)	(3,624)	—
Total other comprehensive income (loss)	50,374	(5,834)	(23,013)
Comprehensive income	232,789	135,086	22,840
Less: Comprehensive income attributable to non-controlling interests	(1,136)	(435)	(262)
Comprehensive income attributable to Arcos Dorados Holdings Inc.	$231,653	$134,651	$22,578

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Balance Sheet
As of December 31, 2023 and 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

ASSETS	2023	2022
Current assets
Cash and cash equivalents	$196,661	$266,937
Short-term investments	50,106	37,459
Accounts and notes receivable, net	147,980	124,273
Other receivables	38,719	26,790
Inventories	52,830	50,088
Prepaid expenses and other current assets	118,982	119,995
Derivative instruments	—	58,821
Total current assets	605,278	684,363
Non-current assets
Miscellaneous	104,225	81,662
Collateral deposits	2,500	2,500
Property and equipment, net	1,119,885	856,085
Net intangible assets and goodwill	70,026	54,569
Deferred income taxes	98,163	87,972
Derivative instruments	46,486	34,088
Equity method investments	18,111	14,708
Lease right of use asset	954,564	820,683
Total non-current assets	2,413,960	1,952,267
Total assets	$3,019,238	$2,636,630
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$374,986	$353,468
Royalties payable to McDonald’s Corporation	21,292	21,280
Income taxes payable	77,722	65,311
Other taxes payable	85,421	81,371
Accrued payroll and other liabilities	142,487	115,327
Provision for contingencies	1,447	2,272
Interest payable	7,447	7,906
Short-term debt	29,533	318
Current portion of long-term debt	1,803	19,033
Derivative instruments	6,025	10,215
Operating lease liabilities	93,507	82,911
Total current liabilities	841,670	759,412
Non-current liabilities
Accrued payroll and other liabilities	27,513	28,781
Provision for contingencies	49,172	42,567
Long-term debt, excluding current portion	713,038	711,671
Derivative instruments	16,733	18,167
Deferred income taxes	1,166	3,931
Operating lease liabilities	853,107	747,674
Total non-current liabilities	1,660,729	1,552,791
Total liabilities	$2,502,399	$2,312,203
Equity
Class A shares of common stock	$389,907	$389,393
Class B shares of common stock	132,915	132,915
Additional paid-in capital	8,719	9,206
Retained earnings	566,188	424,936
Accumulated other comprehensive loss	(563,081)	(613,460)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc. shareholders’ equity	515,281	323,623
Non-controlling interests in subsidiaries	1,558	804
Total equity	516,839	324,427
Total liabilities and equity	$3,019,238	$2,636,630

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2023, 2022 and 2021
Amounts in thousands of US dollars

	2023	2022	2021
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	$181,274	$140,343	$45,486
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	149,268	119,777	120,394
Loss from derivative instruments	13,183	10,490	5,183
Amortization and accrual of letter of credit fees and deferred financing costs	4,268	5,342	4,247
Deferred income taxes	(4,310)	(15,449)	(16,066)
Foreign currency exchange results	3,162	(6,940)	4,031
Accrued net share-based compensation expense	14,337	6,089	758
Impairment of long-lived assets	2,626	1,171	1,573
Write-off of long-lived assets	8,401	3,143	3,095
Gain on sale and exchange of restaurants businesses	(4,008)	(577)	—
Gain on contribution of businesses in equity method investment	—	—	(8,501)
Others, net	(8,853)	(2,268)	5,279
Changes in assets and liabilities:
Accounts payable	70,003	111,958	78,201
Accounts and notes receivable and other receivables	(61,244)	(56,790)	(4,689)
Inventories, prepaid expenses and other assets	(35,682)	(33,173)	(38,655)
Income taxes payable	7,755	18,637	41,530
Other taxes payable	25,452	8,874	14,211
Accrued payroll, other liabilities and provision for contingencies	17,272	32,873	29,992
Royalties payable to McDonald’s Corporation	(719)	5,457	(27,167)
Others	(220)	(3,520)	(858)
Net cash provided by operating activities	381,965	345,437	258,044
Investing activities
Property and equipment expenditures	(360,097)	(217,115)	(114,999)
Purchases of restaurant businesses paid at acquisition date	(2,081)	(4,800)	(185)
Proceeds from sales of property and equipment, restaurant businesses and related advances	2,540	2,714	1,987
Proceeds from short-term investments	66,735	—	—
Acquisitions of short-term investments	(86,719)	(41,083)	—
Other investing activity	(727)	635	4,918
Net cash used in investing activities	(380,349)	(259,649)	(108,279)
Financing activities
Net collection of derivative instruments	30,165	—	23,240
Issuance of 2029 Notes	—	349,969	—
Open Market Repurchases of 2029 Senior Notes	(2,813)	(12,014)	—
Cash Tender & Open Market Repurchases of 2027 Senior Notes	(1,904)	(159,034)	(18,364)
Settlement at maturity, Cash Tender, Partial Redemption & Open Market Repurchases of 2023 Senior Notes	(18,224)	(192,380)	(16,231)
Dividend payments to Arcos Dorados Holdings Inc. shareholders	(40,022)	(31,587)	(21)
Net short-term borrowings	29,384	359	—
Net payments of derivative premiums	(2,581)	—	—
Payments of other long term debt	(800)	(8,327)	(2,573)
Other financing activities	(5,028)	(6,964)	(3,977)
Net cash used in financing activities	(11,823)	(59,978)	(17,926)
Effect of exchange rate changes on cash and cash equivalents	(60,069)	(37,703)	(18,998)
(Decrease) increase in cash and cash equivalents	(70,276)	(11,893)	112,841
Cash and cash equivalents at the beginning of the year	266,937	278,830	165,989
Cash and cash equivalents at the end of the year	$196,661	$266,937	$278,830

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2023, 2022 and 2021
Amounts in thousands of US dollars

	2023	2022	2021
Supplemental cash flow information:
Cash paid during the year for:
Interest	$47,510	$56,370	$52,578
Income tax	72,766	78,935	34,543
Non-cash investing and financing activities:
Exchange of assets	$3,538	$—	$—
Stock dividend distribution to Arcos Dorados Holdings Inc.’ Shareholders, at cost	—	—	20,180
Seller financing pending of payment and settlement of franchise receivables related to purchases of restaurant businesses	1,700	816	—
Contribution of businesses in equity method investment	—	—	11,012

See Notes to the Consolidated Financial Statements

Arcos Dorados Holdings Inc.
Consolidated Statements of Changes in Equity
For the fiscal years ended December 31, 2023, 2022 and 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Common Stock in treasury		Total	Non-controlling interests	Total
	Number	Amount	Number	Amount				Number	Amount
Balances at December 31, 2020	132,535,761	$386,603	80,000,000	$132,915	$11,540	$290,895	$(584,860)	(5,269,988)	$(39,547)	$197,546	$470	$198,016
Net income for the year	—	—	—	—	—	45,486	—	—	—	45,486	367	45,853
Other comprehensive loss	—	—	—	—	—	—	(22,908)	—	—	(22,908)	(105)	(23,013)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders (fractional shares)	—	—	—	—	—	(21)	—	—	—	(21)	—	(21)
Stock Dividends to Arcos Dorados Holdings Inc.’s shareholders (70 shares per share)	—	—	—	—	—	(20,180)	—	2,960,926	20,180	—	—	—
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	251,623	1,766	—	—	(1,766)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	327	—	—	—	—	327	—	327
Balances at December 31, 2021	132,787,384	$388,369	80,000,000	$132,915	$10,101	$316,180	$(607,768)	(2,309,062)	$(19,367)	$220,430	$732	$221,162
Net income for the year	—	—	—	—	—	140,343	—	—	—	140,343	577	140,920
Other comprehensive loss	—	—	—	—	—	—	(5,692)	—	—	(5,692)	(142)	(5,834)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.15 per share)	—	—	—	—	—	(31,587)	—	—	—	(31,587)	—	(31,587)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	116,223	1,024	—	—	(1,024)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	129	—	—	—	—	129	—	129
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(363)	(363)
Balances at December 31, 2022	132,903,607	$389,393	80,000,000	$132,915	$9,206	$424,936	$(613,460)	(2,309,062)	$(19,367)	$323,623	$804	$324,427
Net income for the year	—	—	—	—	—	181,274	—	—	—	181,274	1,141	182,415
Other comprehensive income	—	—	—	—	—	—	50,379	—	—	50,379	(5)	50,374
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.19 per share)	—	—	—	—	—	(40,022)	—	—	—	(40,022)	—	(40,022)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	60,424	514	—	—	(514)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	27	—	—	—	—	27	—	27
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(382)	(382)
Balances at December 31, 2023	132,964,031	$389,907	80,000,000	$132,915	$8,719	$566,188	$(563,081)	(2,309,062)	$(19,367)	$515,281	$1,558	$516,839

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
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

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). See Note 4 for details. Prior to this acquisition, the Company did not carry out operations. The Company’s rights to operate and franchise McDonald’s-branded restaurants in the Territories and therefore the ability to conduct the business, derive exclusively from the rights granted by McDonald’s Corporation in the MFAs through 2027. The initial term of the MFA for French Guiana, Guadeloupe and Martinique was ten years through August 2, 2017 with an option to extend the agreement for these territories for an additional period of ten years, through August 2, 2027. On July 20, 2016, the Company has exercised its option to extend the MFA for these three territories.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
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

Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, were considered to be highly inflationary, and as such, the financial statements of these subsidiaries are remeasured as if its functional currency was the reporting currency of the immediate parent company (US dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive loss” within shareholders’ equity.

In addition, in these territories, there are foreign currency restrictions. Since 2019, in Argentina several measures have been adopted including, among others: (i) limitation to hoarding and consumption in foreign currency for natural persons, (ii) taxes to increase the official exchange rate for certain services and goods, (iii) approvals required from the Central Bank of Argentina to access foreign currency to settle imports of goods or services, principal and interest from financial payables to foreign parties and dividends. Furthermore, Venezuela has currency restrictions which have been in place for several years under different currency exchange regulations. Although during 2019, the Central Bank of Venezuela loosened those restrictions by permitting financial institution to participate as intermediaries in foreign currency operations, the Company’s ability to immediately access cash through repatriations continues to be limited. Additionally, the Venezuelan market is subject to price controls. Its government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. However, the Company was able to increase prices during the fiscal year ended December 31, 2023.

As of December 31, 2023, Argentina’s and Venezuela’s net nonmonetary asset positions were $157.4 million and $17.2 million, respectively, mainly fixed assets.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
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

Accounts and notes receivable and allowance for doubtful accounts

Accounts receivable primarily consist of royalty and rent receivables due from franchisees, debit, credit and delivery vendor receivables. Accounts receivable are initially recorded at fair value and do not bear interest. Notes receivable relates to interest-bearing financing granted to certain franchisees in connection with the acquisition of equipment and third-party suppliers. The Company maintains an allowance for doubtful accounts in an amount that it considers sufficient to cover the expected credit losses. In judging the adequacy of the allowance for doubtful accounts, the Company follows ASC 326 “Financial Instruments - Credit Losses” considering remote risks of loss by analyzing multiple factors such as historical bad debt experience, the aging of the receivables, the current economic environment and future economic conditions.

Other receivables

As of December 31, 2023, other receivables primarily consist of value-added tax and other tax receivables, related party receivables and insurance claim receivables, amounting to $21,172. As of December 31, 2022, other receivables primarily consist of value-added tax and other tax receivables, related party receivables and insurance claim receivables, amounting to $16,608.

Other receivables are reported at the amount expected to be collected.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis.

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Property costs include costs of land and building for both company-operated and franchise restaurants while equipment costs primarily relate to company-operated restaurants. Cost of property and equipment acquired from McDonald’s Corporation (as part of the acquisition of LatAm business) was determined based on its estimated fair market value at the acquisition date, then partially reduced by the allocation of the negative goodwill that resulted from the purchase price allocation. Cost of property and equipment acquired or constructed after the acquisition of LatAm business in connection with the Company’s restaurant reimaging and extension program is comprised of acquisition and construction costs and capitalized internal costs. Capitalized internal costs include payroll expenses related to employees fully dedicated to restaurant construction projects and related travel expenses. Capitalized payroll costs are allocated to each new restaurant location based on the actual time spent on each project. The Company commences capitalizing costs related to construction projects when it becomes probable that the project will be developed, when the site has been identified and the related profitability assessment has been approved. Maintenance and repairs are expensed as incurred. Accumulated depreciation is calculated using the straight-line method over the following estimated useful lives: buildings – up to 40 years; leasehold improvements – the lesser of useful lives of assets or lease terms which generally include renewal options; and equipment 3 to 10 years.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
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

Impairment and disposal of long-lived assets

In accordance with the guidance within ASC 360-10-35, the Company reviews long-lived assets (including property and equipment, intangible assets with definite useful lives and lease right of use asset) for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. For purposes of reviewing assets for potential impairment, assets are grouped at a country level for each of the operating markets. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, each restaurant’s cash flows are not largely independent of the cash flows of others in a market. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value considering its highest and best use, as determined by an estimate of discounted future cash flows or its market value.

The Company assessed all markets for impairment indicators during the fourth quarter of 2023, 2022 and 2021. As a result of those assessments, the Company concluded that the second step was required to be performed as a component of the impairment testing of its long-lived assets on a per store basis, in: Aruba, Peru, USVI, Venezuela, Curaçao, Colombia and Trinidad and Tobago, for the fiscal years ended December 31, 2023; Aruba, Peru, USVI, Venezuela and Trinidad and Tobago, for the fiscal years ended December 31, 2022; Mexico, Aruba, Curaçao, Peru, USVI, Venezuela, Trinidad and Tobago, Colombia and Argentina for the fiscal years ended December 31, 2021.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

As a result of the impairment testing the Company recorded the following impairment charges, for the markets indicated below, within Other operating income, net on the consolidated statements of income:

Fiscal year	Markets	Total
2023	Trinidad & Tobago, Aruba, Colombia, Venezuela and Peru	$2,626
2022	Aruba, USVI, Peru and Venezuela	1,171
2021	Mexico, USVI, Peru, Colombia, Venezuela and Argentina	1,573

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

During the fiscal years 2023, 2022 and 2021 the Company has not recorded any impairment charges.

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $175,043, $148,776 and $104,010 in 2023, 2022 and 2021, respectively. Advertising expenses related to franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to franchised operations were $51,054, $44,088 and $32,809 in 2023, 2022 and 2021, respectively.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
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

Accounts payable outsourcing

The Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. This service allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. Independent from the Company, the financial institutions also allow suppliers to sell their receivables to the financial institutions in an arrangement separately negotiated by the supplier and the financial institution. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. All of the Company’s obligations, including amounts due, remain to the Company’s suppliers as stated in the supplier agreements. These obligations require payment in full within 180 days of the invoice date. As of December 31, 2023 and 2022, $13,650 and $24,149, respectively, of the Company’s total accounts payable (included within “Accounts payable” in the Balance Sheet) are available for this purpose.

Share-based compensation

The Company recognizes compensation expense as services required to earn the benefits are rendered. See Note 17 for details of the outstanding plans and the related accounting policies.

Derivative financial instruments

The Company utilizes certain hedge instruments to manage its interest rate and foreign currency rate exposures. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. All derivatives are recognized as either assets or liabilities in the balance sheets and are measured at fair value. Additionally, the fair value adjustments will affect either other comprehensive income (loss) or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. For those instruments that qualifies for hedge accounting, the Company documents its risk management objective and strategy for undertaking hedging transactions, as well as all relationships between hedging instruments and hedged items. See Note 13 for details of the outstanding derivative instruments.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Leases

The Company leases locations through ground leases (the Company leases the land and owns the building) and through improved leases (the Company leases land and buildings). The operating leases are mainly related to restaurant and dessert center locations. The average of lease’s terms is about 15 years and, in many cases, include renewal options provided by the agreement or government’s regulations, that are reasonably certain to be exercised. Typically, renewal options are considered reasonably assured of being exercised if the associated asset lives of the building or leasehold improvements exceed the initial lease term, and the sales performance of the restaurant remains strong. Therefore, their associated payments are included in the measurement of the right-of-use asset and lease liability. Although certain leases contain purchase options, is not reasonably certain that the Company will exercise them. In addition, many agreements include escalations amounts that vary by reporting unit, for example, including fixed-rent escalations, escalations based on an inflation index, and fair value adjustments. According to rental terms, the Company pays monthly rent based on the greater of a fixed rent or a certain percentage of the Company’s gross sales. The lease agreements do not contain any material residual value guarantees or material restrictive covenants. Furthermore, the Company is the lessee under non-cancelable leases covering certain offices and warehouses.

The right-of-use assets and lease liabilities are recognized using the present value of the remaining future minimum lease payments discounted by the Company’s incremental borrowing rate. The Company has elected not to separate non-lease components from lease components in its lessee portfolio. For most locations, the Company is obliged for the related occupancy costs, such as maintenance. The Company has certain leases subject to index adjustments. The inflation index rate is only used to calculate the lease liability when a lease modification occurs.

Severance payments

Under certain laws and labor agreements of the countries in which the Company operates, the Company is required to make minimum severance payments to employees who are dismissed without cause and employees leaving their employment in certain other circumstances. The Company accrues severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and can be reasonably estimated. Otherwise, severance payments are expensed as incurred.

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

Comprehensive income

Comprehensive income includes net income as currently reported under generally accepted accounting principles and also includes the impact of other events and circumstances from non-owner sources which are recorded as a separate component of shareholders’ equity. The Company reports foreign currency translation losses and gains, unrealized results on cash flow hedges, securities available for sale, as well as unrecognized post-employment benefits as components of comprehensive income.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
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

As of December 31, 2023, 2022 and 2021, the Company recorded a gain of $1,492, $1,131 and $531, respectively, included within “Other operating income, net” related to the equity method of its investments in companies.

In November 2021, the Company contributed 20 restaurants businesses for a total amount of $11 million to a company named “Operadora de Franquicias Saile S.A.P.I. de C.V.”(“investee”) in exchange of 49% of total shares and votes of the investee. The other investor, in turn, contributed 21 restaurants and cash in exchange of 51% of total shares and votes.

In accordance with ASC 323-10-30-2, the Company has measured the initial contribution of businesses given up in exchange for an equity method investment at the fair value of the restaurants contributed, thus recording a gain of $8.5 million within “Other operating income, net” on the consolidated statement of income, as of December 31, 2021.

The Company concluded that it has the ability to exercise significant influence over operating and financial policies of “Operadora de Franquicias Saile S.A.P.I. de C.V.” and therefore subsequently measures its investment at equity method considering the effect of basis differences (fair value adjustments).

Recent accounting pronouncements

Recent Accounting Pronouncements Not Yet Adopted

Segment Reporting

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. The pronouncement expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. We are currently in the process of determining the impact that ASU 2023-07 will have on the Company's consolidated financial statement disclosures.
Income Taxes

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The pronouncement expands the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. We are currently in the process of determining the impact that ASU 2023-09 will have on the Company's consolidated financial statement disclosures.

No other new accounting pronouncement issued or effective during the fiscal year had or is expected to have a material impact on the Company’s consolidated financial statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Other acquisitions

During fiscal years 2023, 2022 and 2021, the Company acquired certain franchised restaurants in certain territories. Presented below is supplemental information about these acquisitions:

Purchases of restaurant businesses:	2023	2022	2021
Property and equipment	$2,063	$3,254	$185
Identifiable intangible assets	2,760	1,349	—
Goodwill	4,380	1,843	—
Liabilities assumed	(154)	—	—
Gain on purchase of franchised restaurants	—	(830)	—
Purchase price	9,049	5,616	185
Seller financing	(3,430)	(320)	—
Exchange of assets	(3,538)	—	—
Settlement of franchise receivables	—	(496)	—
Net cash paid at acquisition date	$2,081	$4,800	$185

5.    Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year end:

	2023	2022
Receivables from franchisees	$42,630	$33,323
Debit and credit card receivables	61,178	53,062
Delivery Sales Receivables	35,376	29,177
Meal voucher receivables	9,877	8,609
Notes receivable	249	562
Allowance for doubtful accounts	(1,330)	(460)
	$147,980	$124,273

6.    Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year end:

	2023	2022
Prepaid taxes	$54,802	$64,593
Prepaid expenses	41,020	36,004
Promotion items and related advances	21,963	17,962
Others	1,197	1,436
	$118,982	$119,995

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated
7.    Miscellaneous

Miscellaneous consist of the following at year end:

	2023	2022
Judicial deposits	$63,730	$47,292
Tax credits	19,509	13,394
Notes receivable	4,505	4,346
Rent deposits	4,033	3,384
Prepaid property and equipment	1,011	4,196
Others	11,437	9,050
	$104,225	$81,662

8.    Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2023	2022
Land	$136,195	$134,407
Buildings and leasehold improvements	977,590	754,940
Equipment	1,115,223	886,601
Total cost	2,229,008	1,775,948
Total accumulated depreciation	(1,109,123)	(919,863)
	$1,119,885	$856,085

 Total depreciation expense for fiscal years 2023, 2022 and 2021 amounted to $130,585, $107,280 and $109,462, respectively.

9.    Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

	2023	2022
Net intangible assets (i)
Computer software cost	$129,581	$102,421
Initial franchise fees	17,671	14,804
Reacquired franchised rights	21,270	16,761
Others	940	1,940
Total cost	169,462	135,926
Total accumulated amortization	(111,333)	(88,584)
Subtotal	58,129	47,342

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Goodwill (ii)	2023	2022
Brazil	4,876	4,018
Argentina	1,276	1,276
Mexico	1,916	1,000
Chile	3,755	874
Colombia	74	59
Subtotal	11,897	7,227
	$70,026	$54,569

(i)Total amortization expense for fiscal years 2023, 2022 and 2021 amounted to $18,683, $12,497 and $10,932, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows: $29,359 for 2024, $18,357 for 2025; $5,030 for 2026; $3,379 for 2027; $649 for 2028; and thereafter $1,355.
(ii)Related to the acquisition of franchised restaurants and non-controlling interests in Chile.

10.    Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following at year end:

	2023	2022
Current:
Accrued payroll	$106,177	$99,463
Phantom RSU award liability	19,165	729
Accrued expenses	10,020	7,889
Other liabilities	7,125	7,246
	$142,487	$115,327
Non-current:
Phantom RSU award liability	$7,528	$11,236
Deferred revenues - Initial franchise fee	5,835	5,070
Deferred income	6,807	5,986
Security deposits	7,343	6,198
Other liabilities	—	291
	$27,513	$28,781

11.    Short-term debt

Short-term debt consists of the following at year-end:

	2023	2022
Bank overdrafts	$31	$—
Short-term bank loans	29,502	267
Short-term notes	—	51
Total	$29,533	$318

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Short-term bank loans

As of December 31, 2023, short term bank loans were comprised of two loans in Chile that were granted by Banco Itaú Chile and Banco de Chile S.A., amounting to $19,681 and $9,821, respectively, with an annual interest rate of 8.28% and 8.88%, respectively, which will mature in December 2024.

As of December 31, 2022, short term bank loans were comprised of two loans in Argentina, granted by Banco BBVA Argentina S.A., amounting to $267, with an annual interest rate of 14.5%, which matured during January 2023.

Revolving credit facility

On December 12, 2022, the Company renewed its committed revolving credit facility with JPMorgan Chase Bank, N.A. (JPMorgan), for up to $25 million maturing on February 15, 2024. On February 15, 2024, the Company renewed it upon the same terms and conditions maturing on February 17, 2026. This revolving credit facility permits the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Principal is due upon maturity. However, prepayments are permitted without premium or penalty. Each loan made under this agreement will bear interest annually at SOFR plus 3.10% that will be payable on the date of any prepayment or at maturity.

The obligations of the Company under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. The revolving credit facility includes customary covenants including, among others, restrictions on the ability of the Company, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws. In addition, the Company is required to comply, as of the last day of each quarter during the agreement, with a consolidated net indebtedness (including interest payable) to EBITDA lower than 3.00x. As of December 31, 2023, the Company’s net indebtedness (including interest payable) to EBITDA ratio was 1.02 and thus it is currently in compliance with the ratio requirement.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated
12.    Long-term debt

Long-term debt consists of the following at year-end:

	2023	2022
2029 Notes	$334,200	$337,200
2027 Notes	379,265	381,265
2023 Notes	—	18,224
Finance lease obligations	8,498	5,032
Other long-term borrowings	1,700	—
Subtotal	723,663	741,721
Discount on 2029 Notes	(4,059)	(4,833)
Discount on 2027 Notes	(2,571)	(3,414)
Discount on 2023 Notes	—	(26)
Premium on 2029 Notes	382	461
Premium on 2027 Notes	1,141	1,506
Premium on 2023 Notes	—	9
Deferred financing costs	(3,715)	(4,720)
Total	714,841	730,704
Current portion of long-term debt	1,803	19,033
Long-term debt, excluding current portion	$713,038	$711,671

2029, 2027 and 2023 Notes

The following table presents additional information related to the 2029, 2027 and 2023 Notes (the “Notes”):

			Principal as of December 31,
	Annual interest rate	Currency	2023	2022	Maturity
2029 Notes	6.125%	USD	$334,200	$337,200	May 27, 2029
2027 Notes	5.875%	USD	379,265	381,265	April 4, 2027
2023 Notes	6.625%	USD	—	18,224	September 27, 2023

The following table presents additional information for the fiscal years ended December 31, 2023, 2022 and 2021:

	Interest Expense (i)			DFC Amortization (i)			Amortization of Premium/Discount, net (i)
	2023	2022	2021	2023	2022	2021	2023	2022	2021
2029 Notes	$20,511	$14,299	$—	$527	$342	$—	$695	$715	$—
2027 Notes	22,218	25,538	32,175	466	759	758	478	785	805
2023 Notes	906	6,230	13,768	12	297	224	17	388	287

(i)These charges are included within “Net interest expense and other financing results” in the consolidated statements of income.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

On September 27, 2013, the Company issued senior notes for an aggregate principal amount of $473.8 million, which matured during September 2023 (the “2023 Notes”). Periodic payments of principal were not required and interest was paid semi-annually commencing on March 27, 2014. The Company capitalized as deferred financing costs (“DFC”) $3,313 of financing costs related to the issuance of 2023 Notes, which have been fully amortized over the life of the notes.

The following table summarizes the activity of 2023 Notes as of December 31, 2023:

Transaction	Date	Principal Amount	Average Price	Early Redemption Price	Total payment (i)
Issuance	September 27, 2013	$473,767	—	—	$—
Cash Tender	June 28, 2016	$(80,000)	98.00%	101.00%	$(80,800)
Cash Tender	April 12, 2017	$(45,698)	104.00%	107.00%	$(48,885)
Exchange 2023 Notes for additional issuance 2027 Notes	October 13, 2020	$(131,476)	100.50%	105.50%	$(138,474)
Open market repurchases	During 2021	$(14,830)	109.45%	—	$(16,231)
Cash Tender	April 22, 2022	$(59,239)	105.36%	—	$(62,414)
Optional redemption (ii)	June 10, 2022	$(123,000)	104.58%	—	$(128,636)
Open market repurchases	July 5, 2022	$(1,300)	102.30%	—	$(1,330)
Settlement at maturity	September 27, 2023	$(18,224)	—%	—	$(18,224)
Principal amount of 2023 Notes as of December 31, 2023:		$—

(i) Not including accrued and unpaid interest
(ii) Redemption price established in accordance with the requirements of the indenture governing the 2023 Notes

The results related to the aforementioned transactions and the accelerated amortization of the related DFC were recognized as net interest expense and other financing results within the consolidated statement of income.

The 2023 Notes were listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table summarizes the activity of 2027 Notes as of December 31, 2023:

Transaction	Date	Principal Amount	Average Price	Early Redemption Price	Total payment (i)
Issuance	April 4, 2017	$265,000	—	—	$—
Additional issuance	September 11, 2020	$150,000	—	—	$—
Additional issuance of 2027 Notes related to 2023 exchange	October 13, 2020	$138,354	—	—	$—
Open market repurchases	During 2021	$(17,368)	105.74%	—	$(18,364)
Cash Tender	May 13, 2022	$(150,000)	99.94%	103.00%	$(154,407)
Open market repurchases	During 2022	$(4,721)	98.01%	—	$(4,627)
Open market repurchases	During 2023	$(2,000)	95.20%	—	$(1,904)
Principal amount of 2027 Notes as of December 31, 2023:		$379,265

(i) Not including accrued and unpaid interest

The results related to the aforementioned transactions and the accelerated amortization of the related DFC were recognized as net interest expense and other financing results within the consolidated statement of income.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table summarizes the activity of 2029 Notes as of December 31, 2023:

Transaction	Date	Principal Amount	Average Price	Total payment (i)
Issuance	April 27, 2022	$350,000	—	$—
Open market repurchases	During 2022	$(12,800)	93.87%	$(12,015)
Open market repurchases	During 2023	$(3,000)	93.76%	$(2,813)
Principal amount of 2029 Notes as of December 31, 2023:		$334,200

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

The 2029 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Other required disclosure

As of December 31, 2023, future payments related to the Company’s long-term debt are as follows:

	Principal	Interest	Total
2024	$1,803	$43,419	$45,222
2025	2,315	43,344	45,659
2026	531	43,294	43,825
2027	379,836	32,112	411,948
2028	615	20,927	21,542
Thereafter	338,563	11,304	349,867
Total payments	723,663	194,400	918,063
Interest	—	(194,400)	(194,400)
Discount on 2029 Notes	(4,059)	—	(4,059)
Discount on 2027 Notes	(2,571)	—	(2,571)
Premium on 2029 Notes	382	—	382
Premium on 2027 Notes	1,141	—	1,141
Deferred financing cost	(3,715)	—	(3,715)
Long-term debt	$714,841	$—	$714,841

13.    Derivative instruments

The Company’s derivatives that are designated for hedge accounting consist of cross-currency interest rate swaps, foreign currency forwards, call spreads, interest coupon only swaps and sustainability linked ESG Principal Only and are classified cash flow hedges. Further details are in "Cash Flow" hedge section.

The Company enters into certain derivatives that are not designated for hedge accounting. The Company has entered into foreign currency forwards, call spread and interest coupon only swap to mitigate the foreign currency fluctuations on foreign currency denominated liabilities. Further details are explained in the “Derivatives not designated as hedging instruments” section.

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2023 and 2022:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

		Assets				Liabilities
Type of Derivative	Balance Sheets Location	2023	2022		Balance Sheets Location	2023	2022
Derivatives designated as hedging instruments
Cash Flow hedge
Forward contracts	Other receivables	$119	$268		Accrued payroll and other liabilities	$(1,536)	$(1,147)
Call spread + Coupon-only swap	Derivative instruments	2,823	—	—	Derivative instruments	(185)	—
Sustainability linked ESG Principal Only Swap	Derivative instruments	18,466	—	$—	Derivative instruments	(261)	—
Cross-currency interest rate swap	Derivative instruments	19,337	43,757		Derivative instruments	(2,398)	(581)
Subtotal		$40,745	$44,025			$(4,380)	$(1,728)
Derivatives not designated as hedging instruments
Cross-currency interest rate swap	Derivative instruments	$—	$38,031		Derivative instruments	$—	$(1,224)
Call Spread + Coupon-only swap	Derivative instruments	3,761	6,445		Derivative instruments	(12,578)	(16,703)
Call spread	Derivative instruments	2,099	3,626		Derivative instruments	—	—
Coupon-only swap	Derivative instruments	—	—		Derivative instruments	(7,336)	(9,874)
Sustainability-linked ESG Principal Only Swap	Derivative instruments	—	1,050		Derivative instruments	—	—
Subtotal		$5,860	$49,152			$(19,914)	$(27,801)
Total derivative instruments		$46,605	$93,177			$(24,294)	$(29,529)

Derivatives designated as hedging instruments

Cash flow hedge

The Company has entered into various forward contracts in a few territories to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges results in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of December 31, 2023, the Company estimated that the whole amount of net derivative gains or losses related to its cash flow hedges included in accumulated other comprehensive loss will be reclassified into earnings within the next 12 months.

Moreover, the Company, through it’s Brazilian subsidiary, enters into certain instruments designated as cash flow hedge to reduce the exposure to variability in expected future cash flows related to intercompany loans (principal and interest). The Company uses call spread, coupon-only swaps, cross-currency interest rate swap and a sustainability-linked ESG principal only swap. As of December 31, 2023, the Company estimated that the whole amount of net derivative gains or losses related to its cash flow hedges included in accumulated other comprehensive loss will be reclassified into earnings within the next 6 years.

For certain call spreads, in July 2023 the Company’s Brazilian subsidiary paid a net premium of $2,581 to buy the options.
For the sustainability-linked ESG principal only swap, and in order to maintain the same notional payables and receivables of a previous cross-currency interest rate swap, in September 2023 the Company´s Brazilian subsidiary made a deposit amounting to $19,587.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table presents the notional amounts of the Company’s outstanding derivative instruments classified as cash flow hedge:

	Notional amount as of December 31,
	2023	2022
Forward contracts	$44,412	$34,843
Call Spread + Coupon-only swap	24,000	—
Sustainability-linked ESG Principal Only	50,000	—
Cross-currency interest rate swap	80,000	100,000

Additional disclosures

The following table presents the pretax amounts affecting income and other comprehensive income (loss) for the fiscal years ended December 31, 2023, 2022 and 2021 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	(Loss) Gain Recognized in Accumulated OCI on Derivative			Loss (Gain) Reclassified from Accumulated OCI into income (loss)
	2023	2022	2021	2023	2022	2021
Forward contracts (i)	$(6,710)	$(1,225)	$1,366	$6,172	$(263)	$507
Cross-currency interest rate swaps (ii)	(14,730)	(31,174)	23,802	10,913	8,727	(8,564)
Call Spread (iii)	30	—	(2,593)	2,385	3,275	1,915
Coupon-only swap (iii)	(263)	—	1,093	(1,752)	(964)	(797)
Sustainability linked ESG Principal Only Swap (ii)	(1,224)	—	—	2,014	—	—
Total	$(22,897)	$(32,399)	$23,668	$19,732	$10,775	$(6,939)

(i)The results recognized in income related to forward contracts were recorded as an adjustment to food and paper.
(ii)The net (loss) gain recognized in income is presented as follows:

Adjustment to:	2023	2022	2021
Net interest expense and other financing results	(1,933)	(4,639)	(3,828)
(Loss) gain from derivative instruments (a)	(6)	5,907	—
Foreign currency exchange results	(10,988)	(9,995)	12,392
Total	$(12,927)	$(8,727)	$8,564

(a) Related to the discontinued relationships of Cross-currency interest rate swaps during July 2023 and September 2022.

(iii)    The results recognized in income related to Call Spread agreements were recorded as an adjustment to “Foreign currency exchange results”. The results recognized in income related to Coupon-only agreements were recorded as an adjustment to “Net interest expense and other financing results”.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Derivatives not designated as hedging instruments

The Company entered into certain derivatives that are not designated for hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately within “Loss from derivative instruments”.

The following table presents the notional amounts of the Company’s outstanding derivative instruments not designed as hedging instruments:

	Notional amount as of December 31,
	2023	2022
Cross-currency interest rate swap	$—	$115,439
Call Spread + Coupon-only swap	50,000	50,000
Call Spread	30,000	30,000
Coupon-only swap	30,000	30,000
Sustainability-linked ESG Principal Only Swap	—	50,000

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated
14.    Leases

As of December 31, 2023, maturities of lease liabilities under existing operating leases are:

	Restaurant	Other	Total
2024	$149,121	$6,162	$155,283
2025	143,698	5,347	149,045
2026	137,788	4,549	142,337
2027	132,948	3,614	136,562
2028	127,169	1,572	128,741
Thereafter	1,001,831	4,380	1,006,211
Total lease payments	$1,692,555	$25,624	$1,718,179
Lease discount			(771,565)
Operating lease liability			$946,614

The following table is a summary of the Company’s components of lease cost for fiscal years 2023, 2022 and 2021:

Lease Expense	Statements of Income Location	2023	2022	2021
Operating lease expense - Minimum rentals:
Company-operated restaurants	Occupancy and other operating expenses	$(131,613)	$(117,723)	$(94,254)
Franchised restaurants	Franchised restaurants - occupancy expenses	(47,975)	(44,656)	(29,969)
General and administrative	General and administrative expenses	(8,472)	(6,746)	(6,590)
Subtotal		(188,060)	(169,125)	(130,813)
Variable lease expense - Contingent rentals based on sales:
Company-operated restaurants	Occupancy and other operating expenses	(46,861)	(36,322)	(27,262)
Franchised restaurants	Franchised restaurants - occupancy expenses	(15,603)	(10,810)	(9,505)
Subtotal		(62,464)	(47,132)	(36,767)
Total lease expense		$(250,524)	$(216,257)	$(167,580)

Other information	2023
Weighted-average remaining lease term (years)
Operating leases	7
Weighted-average discount rate
Operating leases	6.5%

The Company maintains a few finance leases agreements, previously classified as capital leases. As of December 31, 2023 and 2022 the obligation amounts to $8,498 and $5,032 respectively, included within “Long-term debt” in the Consolidated Balance Sheet.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
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

As of December 31, 2023 and 2022, net property and equipment under franchise arrangements totaled $109,642 and $98,067, respectively (including land for $27,160 and $25,213, respectively).

Revenues from franchised restaurants for fiscal years 2023, 2022 and 2021 consisted of:

	2023	2022	2021
Rent (i)	$193,518	$160,795	$115,418
Initial fees (ii)	417	401	321
Royalty fees (iii)	268	215	295
Total	$194,203	$161,411	$116,034

(i)Includes rental income of own buildings and subleases. As of December 31, 2023, 2022 and 2021 the subleases rental income amounted to $154,087, $132,327 and $97,756, respectively.
(ii)Presented net of initial fees owed to McDonald’s Corporation for $963, $1,012 and $739 in 2023, 2022 and 2021, respectively.
(iii)Presented net of royalties fees owed to McDonald’s Corporation for $71,667, $62,360 and $46,476 in 2023, 2022 and 2021, respectively.

As of December 31, 2023, future minimum rent payments due to the Company under existing franchised agreements are:

	Owned sites	Leased sites	Total
2024	$6,574	$63,690	$70,264
2025	5,061	57,963	63,024
2026	5,092	52,920	58,012
2027	4,953	47,366	52,319
2028	4,178	41,453	45,631
Thereafter	34,976	193,969	228,945
Total	$60,834	$457,361	$518,195

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated
16.    Income taxes

The Company’s operations are conducted by its foreign subsidiaries in Latin America and the Caribbean. The foreign subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such foreign countries.

Statutory tax rates in the countries in which the Company operates for fiscal years 2023, 2022 and 2021 were as follows:

	2023	2022	2021
Puerto Rico	18.5%	18.5%	18.5%
Curaçao	22.0%	22.0%	22.0%
USVI	21.0%	21.0%	22.5%
Ecuador, Panama, and Uruguay	25.0%	25.0%	25.0%
Aruba	22.0%	25.0%	25.0%
Chile	27.0%	27.0%	27.0%
Martinique, French Guiana and Guadeloupe	25.0%	25.0%	22.5%
Peru	29.5%	29.5%	29.5%
Costa Rica, Mexico and Trinidad and Tobago	30.0%	30.0%	30.0%
Colombia	35.0%	35.0%	31.0%
Brazil and Venezuela	34.0%	34.0%	34.0%
Argentina	35.0%	35.0%	35.0%
Netherlands	25.8%	25.8%	25.0%

Income tax expense, net for fiscal years 2023, 2022 and 2021 consisted of the following:

	2023	2022	2021
Current income tax expense	$100,012	$100,925	$47,999
Deferred income tax income	(4,310)	(15,449)	(16,066)
Income tax expense, net	$95,702	$85,476	$31,933

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Income tax expense, net for fiscal years 2023, 2022 and 2021, differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax income (loss) as a result of the following:

	2023	2022	2021
Pre-tax income	$278,117	$226,396	$77,786
Weighted-average statutory income tax rate (i)	36.1%	39.0%	41.4%
Income tax expense at weighted-average statutory tax rate on pre-tax income	100,411	88,314	32,230
Permanent differences:
Change in valuation allowance (ii)	(254)	381	(26,865)
Expiration and changes in tax loss carryforwards	3,784	132	144
Venezuela and Argentina remeasurement and inflationary impacts (iii)	(16,234)	(10,009)	577
Non-deductible expenses	15,548	24,845	21,488
Tax benefits and Non-taxable income	(12,826)	(9,740)	(10,463)
Income taxes withholdings on intercompany transactions (iv)	9,704	6,374	6,572
Differences including exchange rate, inflation adjustment and filing differences	(5,586)	(14,485)	1,493
Alternative Taxes	2,109	359	1,461
Others (v)	(954)	(695)	5,296
Income tax expense, net	$95,702	$85,476	$31,933

(i)Weighted-average statutory income tax rate is calculated based on the aggregated amount of the income before taxes by country multiplied by the prevailing statutory income tax rate, divided by the consolidated income before taxes.
(ii)Comprises net changes in valuation allowances for the year, mainly related to net operating losses (“NOLs”).
(iii)Comprises changes in valuation allowance during 2023, 2022 and 2021 for $22,825, $57,329 and $(9,723), respectively in Venezuela.
(iv)Comprises income tax withheld on the payment of interest on intercompany loans.
(v)Mainly comprises income tax effects over intercompany transactions which are eliminated for consolidation purposes.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The tax effects of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities as of December 31, 2023 and 2022 are presented below:

	2023	2022
Tax loss carryforwards (i)	$153,823	$149,081
Purchase price allocation adjustment	12,288	11,298
Property and equipment, tax inflation adjustment	53,238	44,785
Tax Inflation adjustment	(381)	(2,689)
Other accrued payroll and other liabilities	41,787	36,055
Share-based compensation	3,669	2,340
Provision for contingencies, bad debts and obsolescence	23,126	17,949
Other deferred tax assets (ii)	27,508	29,157
Other deferred tax liabilities	(5,403)	(5,642)
Leases (iii)	29,216	20,567
Property and equipment - difference in depreciation rates	(23,200)	(17,446)
Valuation allowance (iv)	(218,674)	(201,414)
Net deferred tax asset	$96,997	$84,041

(i)As of December 31, 2023, the Company and its subsidiaries have accumulated NOLs amounting to $524,023. The Company has NOLs amounting to $192,833, expiring between 2024 and 2028, $122,422, expiring after 2028 and, $208,768 that do not expire. Changes in tax loss carryforwards for the year relate to generation of NOLs.
(ii)Other deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes (accounting base) and the amounts used for income tax purposes (tax base). As of December 31, 2023 and 2022, this item includes: provision for regular expenses for $13,070 and $8,856, respectively, in Brazil, Colombia, Mexico, Panama and Venezuela.
(iii)As of December 31, 2023 and 2022, this item includes difference in depreciation of net leases (related to differences between ASC842 and local tax regulation) in Brazil; assets of $240,299 and $210,181 and liabilities of $211,083 and $189,614, respectively.
(iv)In assessing the realization of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The total amount of $96,997 for the year ended December 31, 2023, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $98,163 and $1,166, respectively.

The total amount of $84,041 for the year ended December 31, 2022, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $87,972 and $3,931, respectively.

Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences, comprise undistributed earnings considered permanently invested in subsidiaries amounted to $343,520 as of December 31, 2023. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

As of December 31, 2023, and 2022, the Company has not identified unrecognized tax benefits that would favorably affect the effective tax rate if resolved in the Company’s favor.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The Company account for uncertain tax positions by determining the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. This determination requires the use of significant judgment in evaluating the tax positions and assessing the timing and amounts of deductible and taxable items. The Company is regularly under audit in multiple tax jurisdictions and is currently under examination in several jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2017.

As of December 31, 2023, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $250 million, related to assessments for the fiscal years 2009 to 2017. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

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

The Company made recurring grants of restricted share units in each of the fiscal years from 2011 to 2019. Each restricted share unit represents the right to receive a Class A share when vested. From 2011 to 2018, these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. The 2019 award vested on May 10, 2020. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at each grant date. As of December 31, 2023 all employee benefit plans were fully vested.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense related to this award in the amount of $27, $129 and $327 during fiscal years 2023, 2022 and 2021, respectively. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

Restricted Share Units

The following table summarizes the activity of restricted share units during fiscal years 2023, 2022 and 2021:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2020	451,198	7.80
Partial vesting of 2016 grant	(110,213)	4.70
Partial vesting of 2017 grant	(62,742)	9.20
Partial vesting of 2018 grant	(79,673)	8.50
Forfeitures	(11,774)	8.69
Outstanding at December 31, 2021	186,796	8.70
Partial vesting of 2017 grant	(51,613)	9.20
Partial vesting of 2018 grant	(64,895)	8.50
Forfeitures	(8,522)	8.62
Outstanding at December 31, 2022	61,766	8.50
Partial vesting of 2018 grant	(60,623)	8.50
Forfeitures	(1,143)	8.50
Outstanding at December 31, 2023	—	—
Exercisable at December 31, 2023	—	—

The total fair value of restricted share units vested during 2023, 2022 and 2021 was $514, $1,026 and $1,773, respectively. As of December 31, 2023 the Company issued 60,424 Class A shares. Therefore, accumulated recorded compensation expense totaling $514 was reclassified from “Additional paid-in capital” to “Class A shares of common Stock” upon issuance. As of December 31, 2023, there were 8,084 Class A shares, amounting to $59 pending of issuance in connection with previous partial vesting.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
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

The following table provides information about the awards granted by the Company as of December 31, 2023:

Grant	Units	Vesting period
2019	186,081	May 2021
	93,040	May 2022
	93,040	May 2023
	1,300,496	May 2024
2020	65,440	May 2021
2021	44,093	April 2022
	874,294	May 2024
2022	41,055	April 2023
	866,481	May 2025
2023	32,599	April 2024
	736,776	May 2026

The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period. As a consequence, when the award includes multiple vesting periods, it is considered as multiple awards.

The total compensation expense as of December 31, 2023, 2022 and 2021, amounts to $15,586, $7,448 and $3,452 respectively, which has been recorded under “General and administrative expenses” within the consolidated statement of income. The accrued liability is remeasured at the end of each reporting period until settlement.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table summarizes the activity under the plan as of December 31, 2023:

	Units	Settlement
Outstanding at December 31, 2020	1,690,484	$—
Grant 2021	918,387	—
Partial vesting of 2019 grant	(173,916)	1,104
Vesting of 2020 grant	(65,440)	416
Forfeitures	(329,027)	—
Outstanding at December 31, 2021	2,040,488	—
Grant 2022	907,536	—
Partial vesting of 2019 grant	(63,257)	431
Vesting of 2021 grant	(44,093)	320
Forfeitures	(128,919)	—
Outstanding at December 31, 2022	2,711,755	—
Grant 2023	769,375	—
Partial vesting of 2019 grant	(59,616)	512
Vesting of 2022 grant	(41,055)	326
Forfeitures	(180,272)	—
Outstanding at December 31, 2023	3,200,187	—

The following table provides a summary of the plan as of December 31, 2023:

Total Non-vested (i)
Number of units outstanding	3,200,187
Current share price	12.69
Total fair value of the plan	40,610
Weighted-average accumulated percentage of service	65.73%
Accrued liability (ii)	26,693
Compensation expense not yet recognized (iii)	13,917

(i)Related to awards that will vest between April 2024 and May 2026.
(ii)Presented within “Accrued payroll and other liabilities” in the Company’s current and non-current liabilities balance sheet.
(iii)Expected to be recognized in a weighted-average period of 1.77 years.

The Company recognized $2,763, $966 and $75 of related income tax benefit for the share-based compensation plans during fiscal years 2023, 2022 and 2021, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
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
(ii)to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, during the first 10 years. This percentage increased to 6% and 7% for the subsequent two five-year periods of the agreement. Nevertheless, at times, McDonald’s Corporation has supported Company’s investment plans by agreeing to provide an incentive (the “growth support”), which resulted or is expected to result in a lower royalty rate.
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

Due to the dynamic environment in 2021, after the disruptions caused by the COVID-19 pandemic, the Company agreed with McDonald’s Corporation on a growth and investment plan for only one year and received a growth support that resulted in a consolidated effective royalty rate of 5.2% of sales of 2021. Additionally, on January 10, 2022, the Company reached an agreement with McDonald’s Corporation on a new growth and investment plan for the next few years. McDonald’s Corporation has agreed to continue providing the Company with growth support under certain terms and conditions.

To support its future growth, the Company plans to open at least 200 new restaurants and to modernize at least 400 restaurants, with capital expenditures of approximately $650 million from 2022 to 2024. In addition, McDonald’s Corporation agreed to continue providing growth support which resulted in an effective royalty rate of about 5.6% and 6.0% of sales in 2022 and 2023, respectively, and is expected to result in an effective royalty rate of about 6.0% of sales in 2024.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

For the period ended December 31, 2023, the Company was in compliance with the ratio requirements mentioned in point (v) above. The ratios for the periods mentioned, were as follows:

	Fixed Charge Coverage Ratio	Leverage Ratio
March 31, 2023	1.91	3.35
June 30, 2023	2.11	3.30
September 30, 2023	2.11	3.24
December 31, 2023	2.16	3.22

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

These letters of credit contain a limited number of customary affirmative and negative covenants, including a maximum indebtedness to EBITDA ratio, as follows:

Bank	Ratio	Required Maximum Ratio	As of December 31, 2023
Itaú	Net indebtedness to EBITDA	4.5	1.00
Credit Suisse (i)	Indebtedness to EBITDA	4.0	0.67
JPMorgan (i)	Indebtedness to EBITDA	4.5	0.67

(i) Maintained through its wholly-owned subsidiary ADBV.

As of December 31, 2023 the Company was in compliance with all the ratios.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of December 31, 2023 and 2022, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $50,619 and $44,839, respectively, presented as follows: $1,447 and $2,272 as a current liability and $49,172 and $42,567 as a non-current liability, respectively.

The breakdown of the provision for contingencies is as follows:

Description	Balance at beginning of period	Accruals, net	Settlements	Reclassifications and increase of judicial deposits	Translation	Balance at end of period
Year ended December 31, 2023:
Tax contingencies in Brazil (i)	$28,505	$10,697	$(151)	$—	$1,532	$40,583
Labor contingencies in Brazil (ii)	14,095	14,231	(17,377)	556	1,169	12,674
Other (iii)	10,145	(668)	(4,494)	(3)	949	5,929
Subtotal	52,745	24,260	(22,022)	553	3,650	59,186
Judicial deposits (iv)	(7,906)	—	—	80	(741)	(8,567)
Provision for contingencies	$44,839	$24,260	$(22,022)	$633	$2,909	$50,619

Year ended December 31, 2022:
Tax contingencies in Brazil (i)	$16,642	$11,166	$(12)	$—	$709	$28,505
Labor contingencies in Brazil (ii)	13,270	12,426	(13,449)	1,094	754	14,095
Other (iii)	10,766	3,449	(2,763)	—	(1,307)	10,145
Subtotal	40,678	27,041	(16,224)	1,094	156	52,745
Judicial deposits (iv)	(6,592)	—	—	(953)	(361)	(7,906)
Provision for contingencies	$34,086	$27,041	$(16,224)	$141	$(205)	$44,839

Year ended December 31, 2021:
Tax contingencies in Brazil (i)	$10,662	$7,472	$—	$(517)	$(975)	$16,642
Labor contingencies in Brazil (ii)	14,514	11,319	(12,080)	522	(1,005)	13,270
Other (iii)	9,907	3,764	(1,708)	(136)	(1,061)	10,766
Subtotal	35,083	22,555	(13,788)	(131)	(3,041)	40,678
Judicial deposits (iv)	(8,135)	—	—	1,030	513	(6,592)
Provision for contingencies	$26,948	$22,555	$(13,788)	$899	$(2,528)	$34,086

(i)In 2023, 2022 and 2021, it includes mainly INSS (Instituto Nacional do Seguro Social) and CIDE (Contribuições de Intervenção no Domínio Econômico).
(ii)It primarily relates to dismissals in the normal course of business.
(iii)It relates to tax and labor contingencies in other countries and civil contingencies in all the countries.
(iv)It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil.

As of December 31, 2023, there are certain matters related to the interpretation of tax (for income tax matters refer to note 16), customs, labor and civil laws for which there is a reasonable possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $511 million and $576 million. In accordance with ASC 405-20-50-6, unasserted claims or assessments that do not meet the conditions mentioned have not been included.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claim. As of December 31, 2023 and 2022, the provision for contingencies includes $1,458 and $1,297, respectively related to this claim. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity within “Miscellaneous” in the consolidated balance sheet.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
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

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 and 2022:

	Quoted Prices in Active Markets For Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Balance as of December 31,	Balance as of December 31,
	2023	2022	2023	2022	2023	2022	2023	2022
Assets
Cash equivalents	$113,726	$173,653	$—	$—	$—	$—	$113,726	$173,653
Short-term Investments	45,000	25,000	5,106	12,459	—	—	50,106	37,459
Derivatives	—	—	46,605	93,177	—	—	46,605	93,177
Total Assets	$158,726	$198,653	$51,711	$105,636	$—	$—	$210,437	$304,289
Liabilities
Derivatives	$—	$—	$24,294	$29,529	$—	$—	$24,294	$29,529
Total Liabilities	$—	$—	$24,294	$29,529	$—	$—	$24,294	$29,529

The derivative contracts were valued using various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves, option volatilities and currency rates that were observable for substantially the full term of the derivative contracts.

Certain financial assets and liabilities not measured at fair value

As of December 31, 2023, the fair value of the Company’s short and long-term debt was estimated at $732,389, compared to a carrying amount of $751,821. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). As of December 31, 2023, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets and goodwill. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
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

All the Company’s operations are concentrated in Latin America and the Caribbean. As a result, the Company’s financial condition and results of operations depend, to a significant extent, on macroeconomic and political conditions prevailing in the region. However, some events of global impact such as pandemic, could affect the Company’s operations.

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

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into three geographic divisions, as follows: (i) Brazil, (ii) the North Latin American division, or “NOLAD,” which is comprised of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana and the U.S. Virgin Islands of St. Croix and St. Thomas and (iii) the South Latin American division, or “SLAD,” which is comprised of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao. The accounting policies of the segments are the same as those described in Note 3.

The following table presents information about profit or loss and assets for each reportable segment:

	For the fiscal years ended December 31,
	2023	2022	2021
Revenues:
Brazil	$1,701,547	$1,429,105	$1,002,781
NOLAD	1,132,912	920,189	780,866
SLAD	1,497,419	1,269,608	876,294
Total revenues	$4,331,878	$3,618,902	$2,659,941

Adjusted EBITDA:
Brazil	$300,177	$242,346	$175,603
NOLAD	115,364	95,290	85,323
SLAD	160,380	134,253	77,573
Total reportable segments	575,921	471,889	338,499
Corporate and others (i)	(103,617)	(85,325)	(66,741)
Total adjusted EBITDA	$472,304	$386,564	$271,758

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	For the fiscal years ended December 31,
	2023	2022	2021
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$472,304	$386,564	$271,758

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(149,268)	(119,777)	(120,394)
Gains from sale, insurance recovery and contribution in equity method investment of property and equipment	2,030	1,949	4,876
Write-offs of long-lived assets	(8,401)	(3,143)	(3,094)
Impairment of long-lived assets	(2,626)	(1,171)	(1,573)
Reorganization and optimization plan expenses	—	—	(12,054)
Operating income	314,039	264,422	139,519
(Less) Plus:
Net interest expense and other financing results	(32,275)	(43,750)	(49,546)
Loss from derivative instruments	(13,183)	(10,490)	(5,183)
Foreign currency exchange results	10,774	16,501	(9,189)
Other non-operating (expenses) income, net	(1,238)	(287)	2,185
Income tax expense, net	(95,702)	(85,476)	(31,933)
Net income attributable to non-controlling interests	(1,141)	(577)	(367)
Net income attributable to Arcos Dorados Holdings Inc.	$181,274	$140,343	$45,486

	For the fiscal years ended December 31,
	2023	2022	2021
Depreciation and amortization:
Brazil	$68,249	$55,003	$54,883
NOLAD	41,195	32,377	34,810
SLAD	32,302	25,932	26,188
Total reportable segments	141,746	113,312	115,881
Corporate and others (i)	8,178	7,134	5,372
Purchase price allocation (ii)	(656)	(669)	(859)
Total depreciation and amortization	$149,268	$119,777	$120,394

Property and equipment expenditures:
Brazil	$121,913	$68,661	$50,217
NOLAD	113,823	69,966	23,800
SLAD	122,616	78,162	40,640
Others	1,745	326	342
Total property and equipment expenditures	$360,097	$217,115	$114,999

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	As of December 31,
	2023	2022
Total assets:
Brazil	$1,304,759	$1,161,940
NOLAD	900,429	753,453
SLAD	748,073	647,852
Total reportable segments	2,953,261	2,563,245
Corporate and others (i)	171,255	174,486
Purchase price allocation (ii)	(105,278)	(101,101)
Total assets	$3,019,238	$2,636,630

(i)Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of December 31, 2023, corporate assets primarily include cash and cash equivalents and short-term investments. As of December 31, 2022, corporate assets primarily include cash and cash equivalents, short-term investments and derivatives.
(ii)Relates to the purchase price allocation adjustment made at corporate level, which reduces the accounting value of our long-lived assets (excluding Lease right of use) and goodwill, considering the corresponding depreciation and amortization. As of December 31, 2023 and 2022, primarily related with the reduction of goodwill.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $1,119,885 and $856,085 as of December 31, 2023 and 2022, respectively. All of the Company’s long-lived assets are related to foreign operations.

22.    Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Issued and outstanding capital

As of December 31, 2020, the Company had 207,265,773 shares issued and outstanding with no par value, consisting of 127,265,773 class A shares and 80,000,000 class B shares.

During fiscal years 2023, 2022 and 2021, the Company issued 60,424, 116,223 and 251,623 Class A shares, respectively, in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

In 2020 and 2021, the Company used 2,723,614 and 2,960,926 of treasury shares, respectively, to satisfy a distribution of class A shares to the Company’s shareholders.

As of December 31, 2023, 2022 and 2021 the Company had 210,654,969; 210,594,545 and 210,478,322 outstanding shares, consisting of 130,654,969; 130,594,545 and 130,478,322 Class A shares, respectively, and 80,000,000 for Class B shares for each year.

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

On March 14, 2023, the Company approved a cash dividend distribution to all Class A and Class B shareholders of $0.19 per share to be paid in four installments, as follows: $0.05 per share in March 30, June 28 and September 28, 2023, respectively and $0.04 per share on December 27, 2023, amounting a total of $40,022.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

22.    Shareholders’ equity

Accumulated other comprehensive loss

The following table sets forth information with respect to the components of “Accumulated other comprehensive loss” as of December 31, 2023 and their related activity during the three-years in the period then ended:

	Foreign currency translation	Cash flow hedges	Securities available for sale (i)	Post-employment benefits (ii)	Total Accumulated other comprehensive loss
Balances at December 31, 2020	$(587,804)	$3,443	$—	$(499)	$(584,860)
Other comprehensive (loss) income before reclassifications	(37,267)	19,698	—	(190)	(17,759)
Net (income) loss reclassified from accumulated other comprehensive loss to consolidated statement of income	—	(5,301)	—	152	(5,149)
Net current-period other comprehensive (loss) income	(37,267)	14,397		(38)	(22,908)
Balances at December 31, 2021	(625,071)	17,840	—	(537)	(607,768)
Other comprehensive income (loss) before reclassifications	16,192	(26,255)	(3,624)	236	(13,451)
Net loss reclassified from accumulated other comprehensive loss to consolidated statement of income	—	7,669	—	90	7,759
Net current-period other comprehensive income (loss)	16,192	(18,586)	(3,624)	326	(5,692)
Balances at December 31, 2022	(608,879)	(746)	(3,624)	(211)	(613,460)
Other comprehensive income (loss) before reclassifications	53,745	(17,393)	(1,780)	(518)	34,054
Net loss reclassified from accumulated other comprehensive losses to consolidated statement of income	—	15,124	1,119	82	16,325
Net current-period other comprehensive income (loss)	53,745	(2,269)	(661)	(436)	50,379
Balances at December 31, 2023	(555,134)	(3,015)	(4,285)	(647)	(563,081)

(i)Related to unrealized results on available for sale securities. As of December 31, 2023, the Company maintains Securities classified as available for sale in accordance with guidance in ASC 320 Investments – Debt and Equity Securities amounting to $5,105, included within “Short-term investments” in the Consolidated Balance Sheet. The amortized cost amounted to $9,968, which is included within “Investing Activities” in the Consolidated Cash Flow.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
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

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all years presented:

	For the fiscal years ended December 31,
	2023	2022	2021
Net income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$181,274	$140,343	$45,486
Weighted-average number of common shares outstanding - Basic (i)	210,632,812	210,552,173	210,386,761
Incremental shares from vesting of restricted share units	—	74,925	154,802
Weighted-average number of common shares outstanding - Diluted	210,632,812	210,627,098	210,541,563

Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.86	$0.67	$0.22
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$0.86	$0.67	$0.22

(i) Stock dividends distributed in 2021 is included within the weighted-average number of common shares for the fiscal year ended December 31, 2021.

24.    Related party transactions

    The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay, Venezuela, French Guiana, Guadeloupe, Martinique, Aruba, Curaçao and the USVI (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates.

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of December 31, 2023 and 2022:

	As of December 31,
	2023	2022
Other receivables	5,979	4,156
Miscellaneous	4,190	3,979
Accounts payable	(26,092)	(19,893)

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table summarizes the transactions between the Company and the Axionlog Business for the fiscal years ended December 31, 2023, 2022 and 2021:

	Fiscal years ended December 31,
	2023	2022	2021
Food and paper (i)	$(319,232)	$(256,704)	$(187,959)
Occupancy and other operating expenses	(9,590)	(7,193)	(5,108)

(i)Include $65,342 of distribution fees and $253,890 of supplier purchases managed through the Axionlog Business for the fiscal year ended December 31, 2023; $53,191 and $203,513, respectively, for the fiscal year ended December 31, 2022; and $40,227 and $147,732, respectively, for the fiscal year ended December 31, 2021.

The following table summarizes the outstanding balances between the Company and its equity method investments as of December 31, 2023 and 2022:

	2023		2022
	Lacoop II, S.C	Saile (i)	Lacoop II, S.C	Saile (i)
Other receivables	$2,779	$710	$2,423	$319
Accounts payable	(5,965)	—	(5,376)	—

(i) Operadora de Franquicias Saile S.A.P.I. de C.V.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

25.    Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X regarding valuation and qualifying accounts for each of the periods presented:

Description	Balance at beginning of period	Additions (i)	Deductions (ii)	Remeasurement/Translation	Balance at end of period
Year ended December 31, 2023:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$849	$838	$(309)	$62	$1,440
Valuation allowance on deferred tax assets	201,414	34,029	(11,458)	(5,311)	218,674
Reported as liabilities:
Provision for contingencies	44,839	24,893	(22,022)	2,909	50,619
Total	$247,102	$59,760	$(33,789)	$(2,340)	$270,733
Year ended December 31, 2022:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$874	$732	$(715)	$(42)	$849
Valuation allowance on deferred tax assets	186,239	63,163	(5,453)	(42,535)	201,414
Reported as liabilities:
Provision for contingencies	34,086	27,182	(16,224)	(205)	44,839
Total	$221,199	$91,077	$(22,392)	$(42,782)	$247,102
Year ended December 31, 2021:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$943	$814	$(787)	$(96)	$874
Valuation allowance on deferred tax assets	235,196	2,403	(38,992)	(12,368)	186,239
Reported as liabilities:
Provision for contingencies	26,948	23,454	(13,788)	(2,528)	34,086
Total	$263,087	$26,671	$(53,567)	$(14,992)	$221,199

(i)Additions in valuation allowance on deferred tax assets are charged to income tax expense, net.

Additions in provision for contingencies are explained as follows:

Fiscal years 2023, 2022 and 2021 – Relate to the accrual of $24,260, $27,041 and $22,555, respectively, and a reclassification of $633, $141, and $899 during fiscal years 2023, 2022 and 2021, respectively. See Note 18 for details.

(ii)Deductions in valuation allowance on deferred tax assets are charged to income tax expense, net.

Deductions in provision for contingencies are explained as follows:

Corresponds to the settlements amounting to $22,022; $16,224 and $13,788 during fiscal years 2023, 2022 and 2021, respectively as discussed in Note 18.
(iii)Presented in the consolidated balance sheet as follows: $1,330, $460 and $542 as of December 31, 2023, 2022 and 2021, respectively, within Accounts and notes receivable, net and $110 and $389 and $332 as of December 31, 2023, 2022 and 2021, respectively, within Other receivables.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

26.    Subsequent events

On March 12, 2024, the Company approved a dividend distribution to all Class A and Class B shareholders of $0.24 per share to be paid in four installments, as follows: $0.06 per share in March 28, June 28, September 27 and December 27, 2024, respectively.