Form 20-F
period 2024-12-31
Arcos Dorados Holdings Inc.
filed 2025-04-29
CIK 1508478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Class A shares: 130,663,057
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
We own our McDonald’s franchise rights pursuant to a Second Amended and Restated Master Franchise Agreement for all of the Territories, except Brazil, which we refer to as the “MFA,” and a separate, but substantially identical, Third Amended and Restated Master Franchise Agreement for Brazil, which we refer to as the “Brazilian MFA.” We refer to the MFA and the Brazilian MFA, as amended or otherwise modified to date, collectively as the “MFAs.” We commenced operations on August 3, 2007, as a result of our purchase of McDonald’s operations and real estate in the Territories (except for Trinidad and Tobago), which we refer to collectively as the “McDonald’s LatAm” business, and the acquisition of McDonald’s franchise rights pursuant to the MFAs, which together with the purchase of the McDonald’s LatAm business, we refer to as the “Acquisition.”
Financial Statements
We prepare our financial statements in accordance with accounting principles and standards generally accepted in the United States, or U.S. GAAP, and elect to report in U.S. dollars.
The financial information contained in this annual report includes our consolidated financial statements at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, which have been audited by Pistrelli, Henry Martin y Asociados S.A. (successor firm of Pistrelli, Henry Martin y Asociados S.R.L.), member Firm of Ernst & Young Global Limited, as stated in their report included elsewhere in this annual report.
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2024,” relate to our fiscal year ended on December 31 of that calendar year.
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

We are the majority stakeholder in two joint ventures with third parties that collectively own 16 restaurants in Argentina and Chile. We consider these restaurants to be Company-operated restaurants. We also have granted developmental licenses to 6 restaurants. Developmental licensees own or lease the land and buildings on which their restaurants are located and pay a franchise fee to us in addition to the royalties due to McDonald’s. We consider these restaurants to be franchised restaurants and we refer to them as stand-alone restaurants. We are also a minority stakeholder in a joint venture formed with a Mexican sub-franchisee, which owns 44 restaurants. We consider these restaurants to be franchised restaurants. The Company’s joint ventures in Argentina, Chile and Mexico operate as a joint venture under the traditional definition used within the McDonald’s system for such business arrangements. For purposes of this annual report, a joint venture is an entity that operates certain restaurants in the Company’s territory in which the Company is a stakeholder together with a third party. This third party is always a sub-franchisee of the Company. Although in most joint ventures the Company exercises control or significant influence over the entity’s operating and financial policies, the third party is responsible for the day-to-day operation of the entity’s restaurants. Restaurants operated by entities in which the Company has a majority stake are considered to be Company-operated; whereas, restaurants operated by entities in which the Company holds a minority stake are considered to be franchised restaurants.

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
Basis of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP on the accrual basis of accounting and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
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
•unforeseen events, such as disruptions, natural disasters, adverse weather conditions, wars, pandemics and other catastrophic events, such as hurricanes and earthquakes;
•changes in consumer tastes and preferences, including changes resulting from concerns over nutritional or safety aspects of beef, poultry, french fries or other foods or the effects of pandemics or food-borne illnesses, bovine spongiform encephalopathy disease and avian influenza or “bird flu,” and changes in spending patterns and demographic trends, such as the extent to which consumers eat meals away from home;
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
A.    Offer Statistics
Not applicable.
B.    Method and Expected Timetable
Not applicable.

ITEM 3. KEY INFORMATION
A.    Selected Financial Data
The selected balance sheet data as of December 31, 2024 and 2023 and the income statement data for the years ended December 31, 2024, 2023 and 2022 of Arcos Dorados Holdings Inc. are derived from the consolidated financial statements included elsewhere in this annual report, which have been audited by Pistrelli, Henry Martin y Asociados S.A., member firm of Ernst & Young Global Limited.
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

	For the Years Ended December 31,
	2024	2023	2022
	(in thousands of U.S. dollars, except for per share data)
Income Statement Data:
Sales by Company-operated restaurants	$4,266,748	$4,137,675	$3,457,491
Revenues from franchised restaurants	203,414	194,203	161,411
Total revenues	4,470,162	4,331,878	3,618,902
Company-operated restaurant expenses:
Food and paper	(1,498,853)	(1,457,720)	(1,227,293)
Payroll and employee benefits	(797,620)	(790,042)	(668,764)
Occupancy and other operating expenses	(1,238,220)	(1,154,334)	(967,690)
Royalty fees	(265,382)	(249,278)	(194,522)
Franchised restaurants—occupancy expenses	(83,665)	(83,359)	(68,028)
General and administrative expenses	(279,859)	(285,000)	(239,263)
Other operating income, net	17,952	1,894	11,080
Total operating costs and expenses	(4,145,647)	(4,017,839)	(3,354,480)
Operating income	324,515	314,039	264,422
Net interest expense and other financing results	(47,238)	(32,275)	(43,750)
Gain (loss) from derivative instruments	941	(13,183)	(10,490)
Foreign currency exchange results	(15,063)	10,774	16,501
Other non-operating expenses, net	(3,873)	(1,238)	(287)
Income before income taxes	259,282	278,117	226,396
Income tax expense, net	(109,903)	(95,702)	(85,476)
Net income	149,379	182,415	140,920
Less: Net income attributable to non-controlling interests	(620)	(1,141)	(577)
Net income attributable to Arcos Dorados Holdings Inc.	$148,759	$181,274	$140,343
Earnings per share:
Basic net income per common share attributable to Arcos Dorados	$0.71	$0.86	$0.67
Diluted net income per common share attributable to Arcos Dorados	$0.71	$0.86	$0.67

	As of December 31,
	2024	2023	2022
	(in thousands of U.S. dollars, except for share data)
Balance Sheet Data:
Cash and cash equivalent	$135,064	$196,661	$266,937
Total current assets	468,403	605,278	684,363
Property and equipment, net	1,127,042	1,119,885	856,085
Total non-current assets	2,424,251	2,413,960	1,952,267
Total assets	2,892,654	3,019,238	2,636,630
Accounts payable	347,895	374,986	353,468
Short-term debt and current portion of long-term debt	62,875	31,336	19,351
Total current liabilities	765,924	841,670	759,412
Long-term debt, excluding current portion	715,974	713,038	711,671
Total non-current liabilities	1,617,301	1,660,729	1,552,791
Total liabilities	2,383,225	2,502,399	2,312,203
Total common stock	522,882	522,822	522,308
Total equity	509,429	516,839	324,427
Total liabilities and equity	2,892,654	3,019,238	2,636,630
Shares outstanding	210,663,057	210,654,969	210,594,545

	For the Years Ended December 31,
	2024	2023	2022
	(in thousands of U.S. dollars, except percentages)
Other Data:
Total Revenues
Brazil	$1,768,311	$1,701,547	$1,429,105
NOLAD	1,225,751	1,132,912	920,189
SLAD	1,476,100	1,497,419	1,269,608
Total	$4,470,162	$4,331,878	$3,618,902
Operating Income (Loss)
Brazil	$269,019	$230,024	$186,862
NOLAD	67,412	73,237	61,832
SLAD	87,406	121,683	107,520
Corporate and others and purchase price allocation	(99,322)	(110,905)	(91,792)
Total	$324,515	$314,039	$264,422
Operating Margin(1)
Brazil	15.2%	13.5%	13.1%
NOLAD	5.5	6.5	6.7
SLAD	5.9	8.1	8.5
Corporate and others and purchase price allocation	(2.2)	(2.6)	(2.5)
Total	7.3%	7.2%	7.3%
Adjusted EBITDA(2)
Brazil	$340,002	$300,177	$242,346
NOLAD	116,256	115,364	95,290
SLAD	133,692	160,380	134,253
Corporate and others	(89,850)	(103,617)	(85,325)
Total	$500,100	$472,304	$386,564
Net Income attributable to Arcos Dorados Holdings Inc.	$148,759	$181,274	$140,343
Adjusted EBITDA Margin(3)
Brazil	19.2%	17.6%	17.0%
NOLAD	9.5	10.2	10.4
SLAD	9.1	10.7	10.6
Corporate and others	(2.0)	(2.4)	(2.4)
Total	11.2%	10.9%	10.7%
Other Financial Data:
Net Income attributable to Arcos Dorados Holdings Inc. Margin (4)	3.3%	4.2%	3.9%
Working capital(5)	(297,521)	(236,392)	(75,049)
Capital expenditures(6)	333,719	362,178	221,915
Cash Dividends declared per common share	$0.24	$0.19	$0.15

	As of December 31,
	2024	2023	2022
Number of systemwide restaurants(7)	2,428	2,361	2,312
Brazil	1,173	1,130	1,084
NOLAD	654	647	638
SLAD	601	584	590
Number of Company-operated restaurants	1,725	1,678	1,633
Brazil	723	689	656
NOLAD	497	494	473
SLAD	505	495	504
Number of franchised restaurants	703	683	679
Brazil	450	441	428
NOLAD	157	153	165
SLAD	96	89	86

(1)Operating margin is operating income divided by revenues for each division, except for Corporate and others and purchase price allocation which is calculated as Operating loss divided by Total Revenues, since there are no revenues assigned to this segment, expressed as a percentage. Total Operating margin is calculated as Total Operating Income divided by Total Revenues, expressed as a percentage.
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
(3)Adjusted EBITDA margin is Adjusted EBITDA divided by revenues for each division, except for Corporate and others which is calculated as Adjusted EBITDA divided by Total Revenues, since there are no revenues assigned to this segment, expressed as a percentage. Total Adjusted EBITDA margin is calculated as Total Adjusted EBITDA divided by Total Revenues, expressed as a percentage.
(4)Net Income attributable to Arcos Dorados Holdings Inc. margin is Net Income attributable to Arcos Dorados Holdings Inc. divided by Total Revenues, expressed as a percentage.
(5)Working capital equals current assets minus current liabilities.
(6)Includes property and equipment expenditures and purchase of restaurant businesses paid at the acquisition date.
(7)Includes both traditional restaurants and satellite non-traditional restaurants. We define non-traditional satellite restaurants as those points of distribution that have one or more of the following characteristics: (i) depend on another of our restaurants, (ii) offer a limited menu of products, (iii) have approximately 30% of the size of our average restaurants (other than McCafe or other satellites), (iv) generate approximately 50% of the gross sales of our average restaurants (other than McCafe or other satellites), or (v) are located inside a Wal-Mart.

Presented below is the reconciliation between net income and Adjusted EBITDA on a consolidated basis:

Consolidated Adjusted EBITDA Reconciliation	For the Years Ended December 31,
	2024	2023	2022
	(in thousands of U.S. dollars)
Net income attributable to Arcos Dorados Holdings Inc.	$148,759	$181,274	$140,343
Plus (Less):
Net interest expense and other financing results	47,238	32,275	43,750
(Gain) loss from derivative instruments	(941)	13,183	10,490
Foreign currency exchange results	15,063	(10,774)	(16,501)
Other non-operating expenses, net	3,873	1,238	287
Income tax expense	109,903	95,702	85,476
Net income attributable to non-controlling interests	620	1,141	577
Operating income	324,515	314,039	264,422
Plus (Less):
Items excluded from computation that affect operating income:
Depreciation and amortization	177,354	149,268	119,777
Gains from sale and insurance recovery of property and equipment	(5,486)	(2,030)	(1,949)
Write-offs of long-lived assets	2,650	8,401	3,143
Impairment of long-lived assets	1,067	2,626	1,171
Adjusted EBITDA	500,100	472,304	386,564

Exchange Rates and Exchange Controls
In 2024, 63.0% of our total revenues were derived from our restaurants in Brazil, Argentina and Mexico. While we elect to report figures in U.S. dollars, our revenues are generated in the local currency of the territories in which we operate, and as such may be affected by changes in the local exchange rate to the U.S. dollar. The exchange rates discussed in this section have been obtained from each country’s central bank. However, in most cases, for consolidation purposes, we use a foreign currency to U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the aforementioned central banks.
Brazil
Exchange Rates
The Brazilian real appreciated 5.3% against the U.S. dollar in 2022, appreciated 8.2% in 2023, depreciated 27.2% in 2024 and appreciated 7.6% in the first quarter of 2025. As of April 25, 2025, the exchange rate for the purchase of U.S. dollars was R$5.68 per U.S. dollar.
The Brazilian real has historically experienced periods of significant volatility against the U.S. dollar, influenced by various economic, political, and external factors, including macroeconomic conditions, inflationary pressures, interest rate differentials, fiscal and monetary policies, global commodity prices, and investor sentiment towards emerging markets. There is a market concern about Brazil’s fiscal policy, including revisions to 2025 and 2026 fiscal targets and government spending constraints, which have contributed to investor uncertainty. Additionally, the Board of Governors of the Federal Reserve System maintained a cautious stance, gradually reducing interest rates, which resulted in an appreciation of the U.S. dollar.

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
Argentina
Exchange Rates
The Argentine peso depreciated 72.4% against the U.S. dollar in 2022, depreciated 357.4% in 2023, depreciated 27.5% in 2024 and depreciated 4.1% in the first quarter of 2025. As of April 25, 2025, the exchange rate for the purchase of U.S. dollars was ARS$1,168.81 per U.S. dollar.
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
The current administration implemented a currency adjustment, leading to a 120.6% depreciation of the Peso in December 2023, followed by the establishment of a guideline by the Central Bank of Argentina of a 2% monthly devaluation of the exchange rate, which was reduced to 1% in February 2025. Recently, in April 2025, the Argentine government established floating bands within which the dollar exchange rate in the foreign exchange market may fluctuate. This floating band was set between Ps. 1,000 and Ps. 1,400, and its limits will be expanded at a rate of 1% per month. In addition, the current administration has implemented reforms to reduce the burden for access to the MLC by importers and other market participants.
At present, foreign exchange regulations have been consolidated in a single regulation, Communication “A” 8191, as subsequently amended and supplemented from time to time by the Central Bank’s communications (the “Argentine FX Regulations”).
Specific provisions for inward remittances
Obligation to repatriate and settle in Argentine pesos the proceeds from exports of services
Section 2.2 of the Argentine FX Regulations imposes the obligation on exporters to repatriate, and exchange into Argentine pesos through the MLC, the proceeds from services rendered to non-residents within 20 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.
Sale of non-financial non-produced assets
Pursuant to Section 2.3 of the Argentine FX Regulations, the proceeds in foreign currency of the sale to non-residents of non-financial non-produced assets must be repatriated and settled in Argentine pesos in the MLC within 20 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.
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
Specific Provisions Regarding Access to the MLC
Payment of principal under intercompany foreign financial indebtedness and payment of dividends
Access to the MLC for payments of principal or interest under intercompany foreign financial indebtedness is subject to the Central Bank of Argentina’s prior approval. Certain specific exceptions apply and are included in Section 3.5.6. of the Argentine FX Regulations. Likewise, in April 2025, the Central Bank authorized the distribution of profits to foreign shareholders of Argentine companies, applicable to financial years commencing in 2025.
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
Though there are additional exceptions to the access to the MLC for the payment of imports of goods, they do not apply to the operations of our Company.
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
Other Specific Provisions
Additional requirements on outflows through the MLC
As a general rule, and in addition to any rules regarding the specific purpose for access, certain general requirements must be met by a local company or individual to access the MLC for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; remittances of profits and dividends; payment of principal and interest on external indebtedness; payments of interest on debts for the import of goods and services, among others). These include the following:
(i) during the 90 calendar days preceding the date of such access, the local company must not have directly or indirectly or on behalf of a third party:
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

(ii) on the date of such access, the local company must:
(a)    not have any available foreign liquid assets or Argentine depositary certificates representing shares issued by non-resident companies for an aggregate amount exceeding U.S.$100,000. The Argentine FX Regulations contains a non-exhaustive list of assets that qualify as “foreign liquid assets” for purposes thereof, which include foreign currency bills and coins, gold bars, sight deposits with foreign banks and, generally, any investment that allows for immediate availability of foreign currency (e.g., foreign bonds and securities, investment accounts with foreign investment managers, crypto-assets, cash held with payment service providers, etc.);

(b)    deposit all its local holdings of foreign currency in accounts held with local financial institutions.
(c)    undertake to settle through the MLC within 5 business days from the date of receipt of any funds originating from abroad as a result of the repayment of loans, the release of term-deposits or the sale of any type of asset, to the extent the asset was originally acquired, the deposit made or the loan granted, as applicable, after May 28, 2020; and
(d)    during the 90 calendar days following such access to the MLC, undertake to not sell securities issued by residents in Argentina for foreign currency, transfer such securities to foreign depositaries, exchange such securities for other foreign assets, or purchase foreign securities with pesos in Argentina.
However, in April 2025, the Argentine Central Bank established that, on a one-time basis, the previously described 90-day restriction would not apply to operations carried out until April 11, 2025.
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
Mexico
Exchange Rates
The Mexican peso appreciated 5.0% against the U.S. dollar in 2022, appreciated 13% in 2023, depreciated 22.7% in 2024 and appreciated 1.7% in the first quarter of 2025. As of April 25, 2025, the free-market exchange rate for the purchase of U.S. dollars was Ps.19.50 per U.S. dollar.

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
Summary of Risk Factors
An investment in our Company is subject to a number of risks, including risks related to our business, results of operations and Financial Conditions, risks related to our liquidity and indebtedness, to our industry, and risks related to our reputation. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information—D. Risk Factors” in this annual report for a more thorough description of these and other risks.
Risks Related to Our Business and Operations
•Our rights to operate and franchise McDonald’s-branded restaurants are dependent on the MFAs, the termination or expiration of which would materially adversely affect our business, results of operations, financial condition and prospects.
•Our business depends on our relationship with McDonald’s and changes in this relationship may adversely affect our business, results of operations and financial condition.
•McDonald’s has the right to acquire control of all or portions of our business upon the occurrence of certain events and, in the case of a material breach of the MFAs, may terminate such MFA and acquire our non-public shares or our interests in one or more Territories at 80% of their fair market value.
•Our business activity and results of operations may be negatively affected by unforeseen events, such as disruptions, natural disasters, adverse weather conditions, wars, such as the Russia-Ukraine war and the ongoing conflicts in the Middle East, pandemics, or other catastrophic events, such as hurricanes, earthquakes and floods.
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
•We are subject to increasingly stringent data protection laws, which could increase our costs, damage our reputation and adversely affect our business.
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
Risks Related to Our Business and Operations
Our rights to operate and franchise McDonald’s-branded restaurants are dependent on the MFAs, the termination or expiration of which would materially adversely affect our business, results of operations, financial condition and prospects.
Our rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore our ability to conduct our business, derive exclusively from the rights granted to us by McDonald’s in the MFAs through December 31, 2044 (for most Territories). As a result, our ability to continue operating in our current capacity is dependent on the continued existence of our contractual relationship with McDonald’s.
After the expiration of the term, McDonald’s may grant us an option to enter into a new agreement to continue the franchise for an additional term of (a) 20 years with respect to all Territories other than French Guiana, Guadeloupe and Martinique and (b) 10 years with respect to French Guiana, Guadeloupe and Martinique, with an option to extend the term with respect to such territories for an additional term of 10 years. Pursuant to the MFAs, McDonald’s will determine whether to grant us the option to renew between January 2040 and January 2042. If McDonald’s grants us the option to renew and we elect to exercise the option, then we and McDonald’s will amend the MFAs to reflect the terms of such renewal option, as appropriate. We cannot assure you that McDonald’s will grant us an option to extend the term of the MFAs or that the terms of any renewal option will be acceptable to us, will be similar to those contained in the MFAs or will not be less favorable to us than those contained in the MFAs.
If McDonald’s elects not to grant us the renewal option or we elect not to exercise the renewal option, we will have a two and a half-year period in which to solicit offers for our business, which offers would be subject to McDonald’s approval. Upon the termination or expiration of the MFAs, McDonald’s has the option to acquire all of our non-public shares at their fair market value.
In the event McDonald’s does not exercise its option to acquire our non-public shares, the MFAs would expire and we would be required to cease operating McDonald’s-branded restaurants, identifying our business with McDonald’s and using any of McDonald’s intellectual property. Although we would retain our real estate and our rights therein, the MFAs prohibit us from engaging in certain competitive businesses, including any other local or international quick-service restaurant or informal eating out business, or duplicating the McDonald’s system at another restaurant or business during the two-year period following the expiration of the MFAs. Moreover, McDonald’s would have the option to purchase the furniture, fixtures, signs, equipment, leasehold improvements and other similar fixed property or any portion thereof held by the franchised restaurant(s) designated by McDonald’s, for a sum equal to the fair market value of such property. As the McDonald’s brand and our relationship with McDonald’s are among our primary competitive strengths, the termination or expiration of the MFAs for any reason would materially and adversely affect our business, results of operations, financial condition, reputation and prospects.

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
Pursuant to the MFAs, McDonald’s has the ability to exercise substantial influence over the conduct of our business. For example, among other restrictions and obligations, under the MFAs, we are not permitted to operate any other competitive businesses, including any other local or international quick-service restaurant or informal eating out business, we must comply with McDonald’s high quality standards, we must own and operate at least 50% of all McDonald’s-branded restaurants in each of the Territories, we must maintain certain guarantees in favor of McDonald’s, including standby letters of credit (or other similar financial guarantee acceptable to McDonald’s) in an amount of $80.0 million, to secure our payment obligations under the MFAs, we cannot incur debt above certain financial ratios, we cannot transfer the equity interests of our subsidiaries, any significant portion of their assets or certain of the real estate properties that we own without McDonald’s consent, and McDonald’s has the right to approve the appointment of our chief executive officer and chief operating officer (such approval not to be unreasonably withheld) as well as to approve certain related party transactions. In addition, the MFAs require us to reinvest a significant amount of money, including through reimaging our existing restaurants, opening new restaurants and advertising, which McDonald’s has the right to approve.
However, McDonald’s does not have an obligation to fund our operations. Furthermore, McDonald’s does not guarantee any of our financial obligations, including trade payables or outstanding indebtedness, and has no obligation to do so.
In addition to using our cash flow from operations, we may need to incur additional indebtedness in order to finance future commitments, which could adversely affect our financial condition. Moreover, we may not be able to obtain this additional indebtedness on favorable terms, or at all. Failure to comply with our commitments could constitute a material breach of the MFAs and may lead to a termination by McDonald’s of the MFAs.
If the terms of the MFAs excessively restrict our ability to operate our business or if we are unable to satisfy our restaurant opening and reinvestment commitments under the MFAs, our business, results of operations and financial condition would be materially and adversely affected.
McDonald’s has the right to acquire control of all or portions of our business upon the occurrence of certain events and, in the case of a material breach of the MFAs, may terminate such MFA and acquire our non-public shares or our interests in one or more Territories at 80% of their fair market value.
McDonald’s has the right to acquire all of our non-public shares or our interests in one or more Territories upon the occurrence of certain events, including the death or permanent incapacity of our controlling shareholder, an election by McDonald’s or us not to renew the MFA, a material breach of the MFAs or the termination of the MFAs for any reason other than a material breach. In the event McDonald’s were to exercise its right to acquire all of our non-public shares, McDonald’s would become our controlling shareholder.
McDonald’s has the option to acquire all, but not less than all, of our non-public shares at 100% of their fair market value:
•upon expiration of the two and a half-year period beginning on either (i) the date when McDonald’s notifies us of its election to not renew the MFAs or (ii) if McDonald’s notifies us of an offer to renew the MFAs and we do not accept such offer, the date of such offer notice from McDonald’s, in each case, to and including the expiration or termination of the MFA;
•within 30 days after the termination of the MFAs for any reason other than for a material breach; or
•during the twelve-month period following the earlier of: (i) the eighteen-month anniversary of the death or permanent incapacity of Mr. Woods Staton, our Executive Chairman and controlling shareholder, during which period no successor to Mr. Staton has been nominated or appointed, and (ii) the receipt by McDonald’s of notice from the beneficiaries of Mr. Woods Staton’s estate that such beneficiaries have elected to have such twelve-month period commence as of a date specified in such notice, which date shall be after the receipt of such notice.

If there is a material breach of the MFA, other than our failure to achieve certain targeted openings, McDonald’s has the option to acquire all, but not less than all, of our non-public shares at 80% of their fair market value. If we fail to achieve such targeted openings, McDonald’s has the right to terminate our exclusive right to exploit the rights granted under the MFAs with respect to each Territory to which such failure may be attributable.
In addition, if there is a material breach that relates to one or more Territories in which, at the time of the material breach determination, there are at least 100 franchised restaurants in operation, McDonald’s also has the right, in McDonald´s sole discretion, to acquire (i) all of our interests in our subsidiaries in all Territories or (ii) all of our interests in our subsidiaries in the Territory or Territories identified by McDonald’s as being affected by such material breach or to which such material breach may be attributable, in each case at 80% of their fair market value. By contrast, if the material breach of the MFAs affects or is attributable to any of the Territories in which, at the time of the material breach determination, there are less than 100 franchised restaurants in operation, McDonald’s only has the right to acquire the equity interests of any of our subsidiaries in the Territory or Territories being affected by such material breach or to which such material breach may be attributable. For example, since, as of the date hereof, we have more than 100 franchised restaurants in Mexico, if there is a material breach with respect to our business in Mexico identified by McDonald’s as being affected by such material breach or to which such material breach may be attributable, McDonald’s would have the right to acquire our entire business throughout Latin America and the Caribbean or just our Mexican operations, whereas upon a similar breach relating to our Ecuadorian business, which, as of the date hereof, has less than 100 franchised restaurants in operation, McDonald’s would only have the right to acquire our business in Ecuador.
Additionally, if there is a material breach under an MFA, other than our failure to achieve certain targeted openings, McDonald’s has the right to terminate the MFAs, in whole or, in McDonald’s sole discretion, with respect to any one or more Territories identified by McDonald’s as being affected by such material breach or to which such material breach may be, directly or indirectly attributable. Any such termination would have a material adverse effect on our business, results of operations and financial condition.
McDonald’s was granted a perfected security interest in the equity interests of the Master Franchisee, the Brazilian Master Franchisee and our subsidiaries other than our subsidiaries organized in Costa Rica, Mexico, French Guiana, Guadeloupe and Martinique. The equity interests of our subsidiaries organized in Costa Rica and Mexico were transferred to trusts for the benefit of McDonald’s. If McDonald’s exercises its right to acquire our interests in one or more Territories as a result of a material breach, our business, results of operations and financial condition would be materially and adversely affected. See “Item 10. Additional Information—C. Material Contracts—The MFAs—Termination” for more details about fair market value calculation.
Our business activity and results of operations may be negatively affected by unforeseen events, such as disruptions, natural disasters, adverse weather conditions, wars, such as the Russia-Ukraine war and the ongoing conflicts in the Middle East, pandemics, or other catastrophic events, such as hurricanes, earthquakes and floods.
Unforeseen events beyond our control, including war, terrorist activities, political and social unrest, boycotts, natural disasters (or expectations about them), adverse weather conditions and pandemics, could disrupt our operations and results of operations and those of our sub-franchisees, suppliers or customers, have a negative effect on consumer spending or result in political or economic instability. These events could reduce demand for our products or make it difficult to ensure the regular supply of products through our distribution chain. For instance, the Russia-Ukraine war, ongoing conflicts in the Middle East, and related sanctions, have adversely affected the macroeconomic environment, contributing to volatile economic conditions and heightened inflationary pressures. These factors have led to increased food inflation, rising commodity and energy costs, and worsened supply chain disruptions. We anticipate that these challenges may continue to influence consumer behavior and demand, escalate geopolitical tensions, and negatively impact our business and financial results. Additionally, adverse weather conditions, including climate change, which has become more pronounced in recent years, may also increase the frequency and severity of weather-related events and natural disasters or affect customer behavior or preferences. Furthermore, incidents of pandemics, if not controlled, could affect visitors and reduce sales in our restaurants.
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
Our business has grown significantly since the Acquisition, largely due to the opening of new restaurants in existing and new markets within the Territories, from an increase in comparable store sales and, more recently, from the growth of sales through digital channels, which comprised 57.0%, or $3.3 billion, of our systemwide sales in 2024. Our total number of restaurant locations has increased from 1,569 at the date of the Acquisition to 2,428 restaurants as of December 31, 2024.
Our growth is, to a certain extent, dependent on new restaurant openings and therefore may not be constant from period to period; it may accelerate or decelerate in response to certain factors. There are many obstacles to opening new restaurants, including determining the availability of desirable locations, securing reliable suppliers, permit approval by governments, hiring and training new personnel and negotiating acceptable lease terms, and, in times of adverse economic conditions, sub-franchisees may be more reluctant to provide the investment required to open new restaurants. In addition, our growth in comparable store sales is dependent on continued economic growth in the countries in which we operate as well as our ability to continue to predict and satisfy changing consumer preferences and to navigate other external pressures. See “—Our business activity and results of operations may be negatively affected by unforeseen events, such as disruptions, natural disasters, adverse weather conditions, wars, such as the Russia-Ukraine War and the ongoing conflicts in the Middle East, pandemics or other catastrophic events, such as hurricanes, earthquakes and floods.” In addition, the continued growth of our sales through digital channels is dependent on the continued adoption of technology and digital and delivery channels by our customers, which is in turn dependent on wider consumer trends.
We plan our capital expenditures on a long-term basis and conduct annual reviews, taking into account historical information, regional economic trends, restaurant opening and reimaging plans, site availability and the investment requirements of the MFAs in order to maximize our returns on invested capital. The success of our investment plan may, however, be harmed by factors outside our control, such as changes in macroeconomic conditions, changes in demand and construction difficulties that could jeopardize our investment returns and our future results and financial condition.
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
As of December 31, 2024, 29% of our restaurants were franchised. Under our franchise agreements, we receive monthly payments which are, in most cases, the greater of a fixed rent or a certain percentage of the sub-franchisee’s gross sales. Sub-franchisees are independent operators with whom we have franchise agreements. We typically own or lease the real estate upon which sub-franchisees’ restaurants are located and sub-franchisees are required to follow our operating manual that specifies items such as menu choices, permitted advertising, equipment, food handling procedures, product quality and approved suppliers. Our operating results depend to a certain extent on the restaurant profitability and financial viability of our sub-franchisees. The concurrent failure by a significant number of sub-franchisees to meet their financial obligations to us could jeopardize our ability to meet our obligations.
We are liable for our sub-franchisees’ monthly payment of royalties to McDonald’s, which represents a percentage of those franchised restaurants’ gross sales. To the extent that our sub-franchisees fail to pay this fee in full, we are responsible for any shortfall under the MFAs. As such, the concurrent failure by a significant number of sub-franchisees to pay their royalties could have a material adverse effect on our results of operations and financial condition.
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
As of December 31, 2024, we owned the land for 472 of our 2,428 restaurants and the buildings for all but 6 of those 472 restaurants. The value of these assets could decrease or rental costs could increase due to changes in local demographics, the investment climate and increases in taxes.

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
Market awareness is essential to our continued growth and financial success. Pursuant to the MFAs, we create, develop and coordinate marketing plans and promotional activities throughout the Territories, and sub-franchisees contribute a percentage of their gross sales to our marketing plan. In addition, unless otherwise agreed with McDonald’s, we are required under the MFAs to spend at least 5% of our sales on advertising, communications and promotional activities in the majority of our markets, in accordance with guidelines provided by McDonald’s. Pursuant to the MFAs, McDonald’s has the right to review and approve our marketing plans in advance and may request that we cease using the materials or promotional activities at any time. We also participate in global and regional marketing activities undertaken by McDonald’s and pay McDonald’s approximately 0.1% of our gross sales of all franchised restaurants in the Territories in order to fund such activities.
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
Due to Mr. Woods Staton’s unique experience and leadership capabilities, it would be difficult to find a suitable successor for him if he were to cease serving as Executive Chairman for any reason. In the event of Mr. Woods Staton’s death or permanent incapacity where no successor to Mr. Staton has been appointed, McDonald’s has the right to acquire all of our non-public shares during the twelve-month period following the earlier of (1) the eighteen-month anniversary of his death or incapacity, and (2) the receipt by McDonald’s of notice from the beneficiaries of Mr. Staton’s estate that such beneficiaries have elected to have such twelve-month period commence as of a date specified in such notice, which date shall be after the receipt of such notice.
In addition, in the event that we need to appoint a new CEO, pursuant to the MFAs, we must submit to McDonald’s the name of such proposed successor for approval. If we and McDonald’s have not agreed upon a successor CEO after six months, McDonald’s may designate a temporary CEO in its sole discretion pending our submission of information relating to a further candidate and McDonald’s approval of that candidate. A delay in finding a suitable successor CEO could adversely affect our business, results of operations, financial condition and prospects.
Labor shortages or increased labor costs could harm our results of operations.
Our operations depend in part on our ability to attract and retain restaurant managers and crew. While the turnover rate varies significantly among categories of employees, due to the nature of our business, we traditionally experience a high rate of turnover among our crew.

As of December 31, 2024, we had 98,615 employees in our Company-operated restaurants and staff. Controlling labor costs is critical to our results of operations, and we closely monitor those costs. Some of our employees are paid minimum wages; any increases in minimum wages or changes to labor regulations in the Territories could increase our labor costs. In recent years, the legal minimum wage has increased in several of the countries in which we operate, having an adverse impact on our results of operations. Additionally, competition for employees could also result in additional incurred costs to pay for higher wages.
We are also impacted by the costs and other effects of compliance with regulations affecting our workforce. These regulations are increasingly focused on employment issues, including wage and hour, healthcare, employee safety and other employee benefits and workplace practices. Claims of non-compliance with these regulations could result in liability and expense to us. Despite our anti-discriminatory policies and employee trainings related thereto, we are exposed to potential reputational and other harm regarding our workplace practices or conditions or those of our sub-franchisees or suppliers, including those giving rise to claims of sexual harassment or discrimination (or perceptions thereof), which could have a negative impact on consumer perceptions of us and a reputation of our business. In 2019, two of our restaurant employees in Peru died in a workplace accident at one of our restaurants. This accident is still under investigation by Peruvian authorities, and while we have not been materially impacted by this event, any future workplace accidents could have a material adverse effect on our business, financial condition and results of operations.
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
Under the MFAs, we may use, and grant rights to sub-franchisees to use, McDonald’s intellectual property in connection with the development, operation, promotion, marketing, communications and management of our restaurants. McDonald’s has reserved the right to use, or grant licenses to use, its intellectual property in Latin America and the Caribbean for all other purposes, including to sell, promote or license the sale of products using its intellectual property. If we or McDonald’s fail to identify unauthorized filings of McDonald’s trademarks and imitations thereof, and we or McDonald’s do not adequately protect McDonald’s trademarks and copyrights, the infringement of McDonald’s intellectual property rights by others may cause harm to McDonald’s brand image and decrease our sales.
Risks Related to Our Results of Operations and Financial Condition
We may use non-committed lines of credit to partially finance our working capital needs.
We may use non-committed lines of credit to partially finance our working capital needs. As of December 31, 2024, we had $75 million in committed credit lines at the holding level, $4.5 million of which was drawn under a revolving credit facility with J.P. Morgan. This last amount was fully repaid in January 2025. Given the nature of these lines of credit, some of these lines could be withdrawn and no longer be available to us, or their terms, including the interest rate, could change to make the terms no longer acceptable to us. The availability of these lines of credit depends on the level of liquidity in financial markets, which can vary based on events outside of our control, including financial or credit crises. Any inability to draw upon our non-committed lines of credit could have an adverse effect on our working capital, financial condition and results of operations.

Covenants and events of default in the agreements governing our outstanding indebtedness could limit our ability to undertake certain types of transactions and adversely affect our liquidity.
As of December 31, 2024, we had $707.6 million in total outstanding indebtedness (including interest payable), consisting of $726.3 million in long-term debt (including interest payable) and $60.3 million in short-term debt net of $79 million related to the fair market value of our outstanding derivative instruments. The agreements governing our outstanding indebtedness contain covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For instance, we are subject to negative covenants that restrict some of our activities, including restrictions on:
•creating liens;
•paying dividends;
•maintaining certain leverage ratios;
•entering into sale and lease-back transactions; and
•consolidating, merging or transferring assets.
Although certain of the negative covenants under our 2029 Notes are currently suspended as a result of our investment grade credit rating, we cannot guarantee that we will be able to maintain this rating. If we were to lose our investment grade rating, these negative covenants would become effective again, potentially limiting our financial flexibility and our ability to undertake certain transactions.
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
We are exposed to market risk related to changes in interest rates that could affect our results of operations or ability to refinance our existing indebtedness. Volatility or increases in interest rates could affect our ability to refinance our existing indebtedness or to obtain incremental debt financing. We cannot guarantee that we will be able to refinance our revolving credit facilities in full or on similar or more favorable terms, as they become due in 2025 and 2026. Volatility or increases in interest rates could increase our interest expense or borrowing costs and may adversely affect our results of operations. Our future ability to refinance our existing indebtedness will depend on certain financial, business and market trends, many of which are beyond our control.
Inflation and government measures to curb inflation may adversely affect the economies in the countries where we operate, our business and results of operations.
Many of the countries in which we operate, have experienced, or are currently experiencing, high rates of inflation. For example, both Venezuela and Argentina have been considered highly inflationary under U.S. GAAP since 2010 and 2018, respectively, which has significantly reduced competitiveness, real wages and consumption. Although in most of our markets inflationary pressures decreased in 2024 as compared to 2023 (as is the case in Argentina, where inflation in 2024, although still high, was 117% compared to 211% in 2023), inflation has proven more resilient than expected and decreased at a lower rate than anticipated. In an effort to contain inflation, central banks shifted to more restrictive monetary policy, including increased interest rates, which has contributed to a slowdown in the global economy, thereby restricting the availability of credit and impairing economic growth. The measures taken by the governments of these countries to control inflation have historically been indicative of a potential economic recession. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies that could lead to reduced demand for our core products and decreased sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our customers or offset with other efficiencies, which could adversely affect our operating margins and operating income. Although the risk of high inflation has generally been mitigated in most of the Territories in which we operate, we cannot guarantee that inflation will not rise again, which could lead to measures as those described above being implemented again which would have an adverse effect on our operating margins and operating income.
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
For example, the Brazilian real has historically experienced periods of significant volatility against the U.S. dollar, influenced by various economic, political, and external factors, including macroeconomic conditions, inflationary pressures, interest rate differentials, fiscal and monetary policies, global commodity prices, and investor sentiment towards emerging markets. There is a market concern about Brazil’s fiscal policy, including revisions to 2025 and 2026 fiscal targets and government spending constraints, which have contributed to investor uncertainty. Additionally, the Board of Governors of the Federal Reserve System maintained a cautious stance, gradually reducing interest rates, which resulted in an appreciation of the U.S. dollar. As of December 31, 2024, the U.S. dollar quotation at BRL 6.18, reflecting a depreciation of 27.2% in the Brazilian real compared to its value at the end of 2023.
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
For example, the Venezuelan market is subject to a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although we managed to navigate the negative impact of the price controls on our operations from 2013 through 2024 and punitive actions from the government have decreased over the last few years, the existence of such laws and regulations and the possibility of future government action could present a risk to our business.
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
For example, in 2024, our subsidiaries in Argentina represented 13.4% of our total revenues. Since September 2019, the Argentine government has tightened restrictions on capital flows and imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments outside of Argentina. Furthermore, the Central Bank of Argentina implemented regulations requiring its prior approval for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments (prior to FY2025) or repayment of principal of inter-company loans as well as certain imports of goods. Nevertheless, the Argentine government has recently issued regulations aimed at gradually easing exchange control restrictions. As a consequence of these exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain securities transactions (usually effected to obtain U.S. dollars) has broadened significantly over the past years. Although the spread has decreased since the change of administration in December 2023, the spread has ranged between 1.6%, at its lowest, and 27.2%, at its highest, above the official exchange rate since January 1, 2025. The potential implementation of similar measures in any other countries in which we operate could impact our ability to transfer funds outside of those countries and may prevent or delay payments that our subsidiaries are required to make outside of said countries, which could have a material adverse effect on our results of operations and financial condition.
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
For example, in 2017, Venezuela enacted the Productive Foreign Investments Constitutional Act, which replaced the Foreign Investment Act of 2014. This law, which remains in place in 2024, establishes the requirements and limitations for the transfer of dividends and repatriation of foreign investments. It also establishes a minimum investment sum to be registered with the Ministry of Popular Power with Foreign Investment, limits access to internal financing, modifies the criteria of foreign investments and creates a new penalty system for those who do not comply with the law. In Uruguay, the Municipality of Montevideo has issued a regulation requiring companies that sell food products through platforms to provide adequate facilities for delivery personnel.
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
A material breach under the MFAs would occur if we, or our subsidiaries, materially breached any of the representations or warranties or obligations under the MFAs and, to the extent the MFAs provide for a cure period, such material breach is not cured within such specified time, including by failing to comply with anti-terrorism or anti-corruption policies and procedures required by applicable law.
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

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) published Tax Challenges Arising from the Digitalization of the Economy - Global Anti-Base Erosion Model Rules (Pillar Two): Inclusive Framework on BEPS, hereafter referred to as the “OECD Pillar Two model rules” or “the rules”. The rules are designed to ensure that large multinational enterprises within the scope of the rules pay a minimum level of tax on the income arising in a specific period in each jurisdiction where they operate. In general, the rules apply a system of top-up taxes that brings the total amount of taxes paid on an entity’s excess profit in a jurisdiction up to the minimum rate of 15%. We are within the scope of these rules and they have been enacted or substantively enacted in jurisdictions in which we operate and became effective as of January 1, 2024. According to our estimate, there is no tax charge to be accrued in connection with the OECD Pillar Two model rules for the year ended December 31, 2024. The Group continues to follow Pillar Two legislative developments, as further countries enact the Pillar Two model rules, to evaluate the potential future impact on its consolidated results of operations and finance position as well as cash flows.
In December 2023, Brazil’s National Congress approved the final wording of a tax reform (a constitutional reform) that implies changes in taxation on consumption in the country. In a nutshell, this reform creates a dual VAT conformed by IBS and CBS. Dual VAT will replace ICMS, ISS, PIS and COFINS. Both new taxes intend to have a single flat rate, a broad credit base and a full non-cumulative system (probably with some exceptions). The tax reform also creates a new Selective Tax (IS). The reform has a transition period of 7 years (starting in 2026) during which the current tax system will operate together with the new approved system. In January 2025, Brazil’s National Congress approved a supplementary law to regulate the new tax system, and it is expected that several other tax regulations will be enacted during 2025. It is possible such tax regulations could have a negative effect on consumption in Brazil, which could have an adverse impact on all businesses related to consumption, including ours.
Similarly, in December 2023, Ecuador enacted the Organic Law on Economic Efficiency and Employment Generation with the aim of boosting employment, enhancing tax collection, and encouraging investment. These reforms will directly impact companies classified as large taxpayers, including Arcgold del Ecuador, S.A., subjecting them to a withholding rate of 2.25% on their monthly sales. Additionally, as of April 2024, the VAT rate in Ecuador increased to 15%, and the foreign exchange outflow tax, which applies to the transfer of dollars from Ecuador to another country, increased from 3.5% to 5%. The increase of VAT has led to a decrease in consumption, which has had an adverse impact on our sales in Ecuador.
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
Furthermore, we have experienced a rise in transactions through our online digital channels for which we rely more heavily on third-party operators or trusted certified payment gateways to handle an increasing volume of sensitive financial transactions and other sensitive customer information, which increases our cybersecurity risks. Our increasing reliance on third-party systems also presents the risks faced by the third party’s business, including the operational, security and credit risks of those parties. Moreover, due to our digital strategy and increased use of our digital channels, there has also been an increase in the number of registered customers, now in the dozens of millions, for whom we store and process personal information to strengthen our relationship with customers. Although we work with our customers, third-party service providers and other third parties to develop secure data and information processing, collection, authentication, management, usage, storage and transmission capabilities and to ensure the eventual destruction of confidential information, including personal information, to prevent against information security risk, we, our third-party service providers or other third parties with whom we do business have been and continue to be the target of cyberattacks or subject to other information security incidents, breaches or disruption in our operations. An actual or alleged security breach of our or their systems has resulted and could result in additional disruptions, shutdowns, theft, fraud or unauthorized disclosure of personal, financial, proprietary or other confidential information. For example, on April 4, 2025, we were notified by one of our third-party service providers of an unauthorized access to a database hosted by them, which included certain non sensitive personal identifiable employee information. This third-party vendor has advised us that the vulnerability in their systems has been remedied. The occurrence of any of these incidents could result in reputational damage, adverse publicity, loss of consumer confidence, reduced sales and profits, fines, increased costs of regulatory compliance or enhanced measures against such security or data breaches, complications in executing our growth initiatives and regulatory and legal risk.

Our insurance may not be sufficient to cover certain losses.
We face the risk of loss or damage to our properties, machinery, cash and inventories due to fire, theft, climate change and natural disasters such as earthquakes and floods. While our insurance policies cover some losses with respect to damage or loss of our properties, machinery, cash and inventories, our insurance may not be sufficient to cover all such potential losses. For example, we suffered losses in connection with a truck drivers’ strike in Brazil in 2018, which disrupted our supply chain that were not covered by our insurance policies. Our losses due to lower sales as a result of the COVID-19 pandemic were also not covered. A massive blackout due to a failure of the power grid might also not be covered by our insurance policies, absent any material damage to our restaurants and/or the relevant utility company’s facilities or infrastructure. Furthermore, we generate significant cash from our operations and have been and continue to be the target of theft of that cash, misappropriation and fraud from employees, suppliers, such as cash-in-transit service companies, and third-party service providers that has resulted and could result in future losses that may not be fully covered by our insurance. The increased use of technology and digital operations expose us to larger cyber security, data protection and delivery operation risks. The delivery channel could expose us to subsidiary liability for accidents and injuries that riders could suffer or cause to third parties with their vehicles. These risks are not fully covered by insurance, especially when they are related to attacks in our technology and delivery suppliers’ systems. Although we have negotiated indemnity provisions with some of our suppliers against cyber security, data protection and delivery operation risks arising from their systems or activities in support of our business, enforcement action and any reimbursement for our losses may be difficult to obtain should these risks materialize.
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
Although competitive conditions in the QSR industry vary in each of the countries in which we conduct our operations, in general, we compete with many well-established restaurant companies on price, brand image, quality, sales promotions, new product development and restaurant locations. Since the restaurant industry has few barriers to entry, our competitors are diverse and range from national and international restaurant chains to individual, local restaurant operators. Our largest sources of competition include Restaurant Brands International (which franchises Burger King, Popeyes, Firehouse Subs and Tim Hortons), Yum! Brands (which franchises KFC restaurants, Taco Bell, Pizza Hut and Pizza Hut Express, and the Habit Burger Grill restaurants), Carl’s Junior and Subway. In Brazil, we also compete with ZAMP (which franchises Burger King, Popeyes, Starbucks and Subway), Habib’s, a Brazilian QSR chain that focuses on Middle Eastern food, and Bob’s, a primarily-Brazilian QSR chain that focuses on hamburger product offerings. Alsea is one of the largest restaurant operators in Latin America (Mexico, Argentina, Colombia, Chile, and Uruguay); it has a diversified portfolio, with brands such as Domino’s Pizza, Starbucks, Burger King, Chili’s and other casual dining brands. In Argentina, we also compete with Mostaza, an Argentine QSR chain that focuses on hamburger product offerings. We also face strong competition from new businesses targeting the same clients we serve, including, for example, the growth of online betting in Brazil, which consumes an increasing portion of the discretionary spending of potential customers as well as from street vendors of limited product offerings, including hamburgers, hot dogs, pizzas and other local food items. We expect competition to increase as our competitors continue to expand their operations, introduce new products and market their brands.

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
Food and paper costs represented 35.1% of our total sales by Company-operated restaurants in 2024, and 23.5% of our food and paper raw materials cost is exposed to fluctuations in foreign exchange rates. We source, among other commodities, beef, chicken, pork, potatoes, produce, sauces, dairy mixes, dairy cheeses, grains, sugar, fiber and coffee. The cost of food and supplies depends on several factors, including global supply and demand, new product offerings, global macroeconomic conditions, acts of war and other hostilities, weather conditions, fluctuations in energy costs, tax incentives and our suppliers’ ability to comply with sustainability and animal welfare commitments, all of which makes us susceptible to substantial price and currency fluctuations and other increased operating costs. For instance, commodity prices have been adversely affected by recent climate-related phenomena, which has had an impact on our costs. Our hedging strategies on the imported portion of our food and paper raw materials may not be successful in fully offsetting cost increases due to currency nor commodities fluctuations. Furthermore, due to the competitive nature of the restaurant industry, we may be unable to pass increased operating costs on to our customers, which could have an adverse effect on our results of operations.
In addition, the U.S. government has introduced significant changes in trade policies, including the imposition of new tariffs and other trade restrictions that could affect cross-border commerce. The U.S. government has imposed tariffs on substantially all countries (and has threatened increased tariffs on goods originating from countries that do not cooperate with the U.S.), the rates of which could increase or fluctuate in the future. In response, some countries, including China and Canada, have announced the imposition of retaliatory tariffs on certain U.S. imports. The imposition of tariffs by the U.S., along with any retaliatory actions by these and other countries, are expected to disrupt global trade flows and increase operational costs for companies reliant on international supply chains, potentially resulting in lower global growth and increasing the cost of certain goods. Increased protectionism and trade tensions, such as the tensions between the United States and China during the prior Trump administration, could aggravate, which could have a negative impact on the economies in which we operate, which would have a material adverse effect on our business, results of operations and financial condition.
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
We are evolving our digital transformation with the goal of increasing our engagement with our customers, including the release of our own mobile application, delivery, loyalty program and order taking, and using data in order to improve our decision-making. In order to accomplish this goal, we made structural changes in our IT and data systems, to facilitate collaboration across groups within Arcos Dorados and adopting agile methodologies and principles to aid different groups in transforming products and services and the customer experience, or in otherwise achieving a specific business objective. We may not fully realize the intended benefits of these significant investments, or we might not find or retain the right talent to operate the new digital tools, or these initiatives may not be well executed, and therefore our business results may suffer.
Food safety and food- or beverage- borne illnesses may have an adverse effect on our business and results of operations.
Food- or beverage-borne illnesses, such as those caused by E. coli, listeria, salmonella, cyclospora and trichinosis, and food safety issues, such as contamination or tampering, are risks that could affect our industry and could impact our restaurants. Widespread illnesses such as avian influenza, the H1N1 influenza virus, E. coli, bovine spongiform encephalopathy, hepatitis A or salmonella could cause customers to avoid meat or any other animal products. Furthermore, our reliance on third-party food suppliers and distributors increases the risk of food-borne illness incidents being caused by third-party food suppliers and distributors who operate outside of our control and/or multiple locations being affected rather than a single restaurant.
Additionally, food safety events involving McDonald’s outside of Latin America or other well-known QSR chains could negatively impact our reputation and the entire business industry. Another extended issue in our region is the use of social media to post complaints against the QSR segment and the use of mobile phones to capture any deviation in our processes, products or facilities. Media reports of pandemics or food-borne illnesses found in the general public or in any QSR could dramatically affect restaurant sales in one or several countries in which we operate, or could force us to temporarily close an undetermined number of restaurants. As a restaurant company, we depend on consumer confidence in the quality and safety of our food. Any illness or death related to food that we serve could substantially harm our operations. While we maintain extremely high standards for the quality and safety of our food products and dedicate substantial resources to ensure that these standards are met and well communicated publicly, the spread of these illnesses is often beyond our control and we cannot assure you that new illnesses resistant to any precautions we may take will not develop in the future.
Furthermore, our industry has long been subject to the threat of food tampering by suppliers, employees or customers, such as the addition of foreign objects to the food that we sell. Furthermore, the increase in sales through our delivery channel also represents an increased risk of food tampering because we do not have control of the food once it leaves our restaurants. Reports, whether true or not, of injuries caused by food tampering have in the past negatively affected the reputations of QSR chains and could affect us in the future. While we require that suppliers maintain procedures and practices to ensure food safety and quality requirements, we cannot guarantee that suppliers will not breach their requirement to uphold our safety measures and standards. Instances of food tampering, even those occurring solely at competitor restaurants, could, by causing negative publicity about the restaurant industry, adversely affect our sales on a local, regional, national or systemwide basis. A decrease in customer traffic as a result of public health concerns or negative publicity could materially affect our business, results of operations and financial condition.
Restrictions on promotions and advertisements directed at families with children and regulations regarding the nutritional content of children’s meals may harm McDonald’s brand image and our results of operations.
A significant portion of our business depends on our ability to make our product offerings appealing to families with children, and restrictions on promotions and advertising targeting families with children, along with regulations on the nutritional content of children’s meals, could negatively impact McDonald’s brand image and operating results. Some countries in which we operate, such as Brazil, Mexico, Chile, and Peru, have implemented restrictions on marketing and advertising directed at children and adolescents. Although we have been able to continue advertising children’s meals and Happy Meals, including offering toys with them by modifying the content of certain of our products to comply with regulatory requirements such that these restrictions have not had a significant impact on our sales, we cannot guarantee that we will be able to continue advertising our children’s meals and Happy Meals if more stringent regulations were passed in any of the Territories, which could materially affect our business, results of operations and financial condition.
For instance, in 2010, the Brazilian National Health Surveillance Agency (“ANVISA”) published “RDC 24,” a regulation that sets rules for the marketing and advertising of foods considered to have high amounts of sugar, saturated fat, trans fat, sodium, and beverages with low nutritional value. This regulation has significant impacts on advertisements (including television media), as it requires the display of warnings about the dangers of excessive consumption and informs consumers about health risks such as diabetes and heart disease. Since its publication, the regulation has been legally challenged by the Brazilian Food Industry Association (“ABIA”), with which our Brazilian Subsidiary is associated, arguing that ANVISA lacked the authority to regulate food and beverage advertising. Until 2024, courts had ruled in ABIA’s favor, suspending the regulation. However, in June 2024, the Supreme Federal Court (STF) reversed this decision, confirming

ANVISA’s authority to regulate such advertising. The regulation is now in effect, though ABIA has filed an appeal, which is pending a decision. As of the date of this annual report, the outcome of the case remains uncertain.
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
We are subject to increasingly stringent data protection laws, which could increase our costs, damage our reputation and adversely affect our business.
We operate in jurisdictions with increasingly stringent and evolving data protection laws, which impose substantial compliance requirements and restrictions on how we collect, process, store, and transfer personal data. Many of these laws, including those in Brazil, Argentina, Uruguay, Peru, Ecuador, Colombia, Mexico, and Chile, are inspired by or similar to the European Union’s General Data Protection Regulation (GDPR).
Our efforts to enhance guest engagement through loyalty programs and personalized marketing strategies further expose us to increasing customer requests to comply with their data protection rights, heightened regulatory scrutiny and compliance and reputational risks related to the collection and use of their data.
In line with our governance practices, in 2020, Arcos Dourados Comercio de Alimentos S.A., our Brazilian subsidiary, appointed a Data Protection Officer (“DPO”) in Brazil, as required by local legislation, and in 2023, we established a Corporate Data Protection Area and appointed a Corporate DPO to strengthen our data protection strategy in all our markets. Since then, we have been working on the design and implementation of our Privacy Program to enhance our compliance framework and mitigate data protection risks.
As the regulatory landscape continues to evolve, our ability to effectively comply with these requirements will be critical. Failure to comply with these data protection laws and regulations may result in severe legal, financial, and operational consequences, including substantial fines, regulatory investigations, and reputational harm, which could materially affect our business, results of operations and financial condition. Additionally, the implementation of new regulations or the tightening of existing requirements could lead to increased compliance costs and operational burdens.
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
Since 2018, Latin America has experienced a wave of regulatory initiatives aimed at eliminating plastic bags and single-use plastic products. This trend has resulted in the enactment or discussion of new laws and regulations in most of the countries where we operate, primarily targeting plastic bags, straws, and other plastic items, often with severe penalties for violations.

In August 2021, Chile passed Law No. 21,368, which regulates single-use packaging and containers, including glasses, cups, cutlery, straws, plates, trays, and lids, unless they are reusable. The law established a phased implementation schedule, originally prohibiting businesses from providing single-use containers for on-site dining starting in August 2024, and for takeout orders, only allowed disposable packaging made from materials other than plastic, or certified plastic. However, enforcement has been postponed until February 2026. Several legislative bills are currently under discussion to implement changes to this law.
Peru implemented new regulations aimed at reducing single-use plastics and prohibiting their manufacture and sale, with full implementation completed in December 2021. Similarly, in Puerto Rico, legislation banning single-use plastics in restaurants was enacted in 2022, and other similar regulations are currently under review.
France introduced a phased approach to banning disposable materials, including plastic, through legislation promulgated in February 2020. As of January 1, 2023, disposable dishes are prohibited in food establishments serving more than 20 diners simultaneously for on-site consumption. The rollout has already started in restaurants located in Martinique and French Guiana.
Similar regulations banning single-use plastic products have been established in Mexico City, Mexico, and São Paulo, Brazil. In Uruguay, the Ministry of Environment is requiring significant improvements in packaging waste recovery and recycling rates from importers and manufacturers of packaged products. To comply with these new standards, the private sector has developed a new packaging waste management plan, which will result in significantly higher contributions from participating companies, including us.
In Argentina, a bill addressing minimal standards for the production, commercialization, and sustainable use of single-use plastics is currently under discussion in Congress, and additional provincial or municipal initiatives may also arise.
We have addressed this issue by eliminating plastic straws, removing plastic lids, and replacing salad containers with cardboard alternatives in most of the countries where we operate. This approach has led to a significant reduction in single-use plastic within our operations over the last three years.
However, the enactment of additional laws and regulations on this matter could lead to increased costs and certain capital investments, which could materially impact our business and results of operations.
Our business is subject to an increasing focus on ESG matters.
In recent years, there has been an increasing focus on ESG matters by stakeholders, including employees, sub-franchisees, customers, suppliers, governmental and non-governmental organizations and investors. A failure, whether real or perceived, to address ESG matters or to achieve progress on our ESG initiatives could adversely affect our business, including by heightening other risks disclosed in this annual report, such as those related to consumer behavior, consumer perceptions of our brand, labor costs and shortages, supply chain interruptions, commodity costs, and legal and regulatory complexity.
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
The good reputation of our brand is a key factor in the success of our business. Actual or alleged incidents at any of our restaurants could result in harmful publicity. Moreover, we have seen a significant increase in the use of our delivery options, as this has been part of our growth strategy to strengthen guest relationships and integrate our mobile ordering channels. Any actual or perceived issue with the delivery of orders could also result in harmful publicity. Even incidents occurring at restaurants operated by our competitors or in the supply chain generally could result in negative publicity that could harm the restaurant industry and thus, indirectly, our brand. In particular, in recent years, there has been a marked increase in the use of social media platforms and similar devices which give individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their participants’ posts, often without filters or checks on accuracy of the content posted. A variety of risks are associated with the dissemination of this information online, including the improper disclosure of proprietary information, negative comments about our company, exposure of personally identifiable information, fake news and disinformation, fraud or outdated information. The inappropriate use of social media platforms by our customers, employees or other individuals could increase our costs, lead to litigation or result in negative publicity that could damage our reputation. In addition, we are often affected by negative news about McDonald’s Corporation published in the media and picked up by Latin America outlets, as it can lead to the incorrect assumption by the public that it relates to Arcos Dorados or McDonald’s brand in our region. If we are unable to quickly and effectively respond to negative reports, comments or posts in the media and social media platforms, we may suffer damage to our reputation or loss of consumer confidence in our products, which could adversely affect our business, results of operations, cash flows and financial condition, as well as require resources to rebuild our reputation.
Risks Related to Our Business and Operations in Latin America and the Caribbean
Our business is subject to the risks generally associated with international business operations.
We engage in business activities throughout Latin America and the Caribbean. In 2024, 63.0% of our revenues were derived from Brazil, Argentina and Mexico. As a result, our business is and will continue to be subject to the risks generally associated with international business operations, including:
•governmental regulations applicable to food services operations;
•changes in social, political and economic conditions;
•transportation delays and other supply chain disruptions;
•power, water and other utility shutdowns or shortages;
•climate disasters such as earthquakes, hurricanes, floods and fires;
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
Arcos Dorados’ growth and profitability depend on political stability and economic activity, whether real or perceived, in Latin America and the Caribbean, especially in emerging market countries. Recent political unrest and social strife could affect developments and perception of risk in this region. For example, during 2023 and 2024, Ecuador experienced internal disturbances associated with narcotrafficking-related crime, leading to the implementation of states of emergency and curfews during certain periods. These measures, which include the mobilization of the armed forces, have had a significant impact across various sectors, including the QSR industry, with numerous restaurants experiencing operational and financial difficulties due to decreased sales resulting from these restrictions. Moreover, in 2024, backlash and social protest, related to the increased cost of living in Martinique resulted in the burning of one of our restaurants. In addition, issues with public safety in certain areas of Mexico in 2024 has had an impact on commercial activity, leading to reduced operating hours and, in some cases, temporary or permanent business closures. However, only a small number of our restaurants in the country have been affected by this situation.
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
Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our class A shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association, we are authorized to issue up to 420,000,000 class A shares, of which 130,663,057 class A shares were outstanding as of December 31, 2024 and 2,309,062 class A shares were held in treasury. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our class A shares.
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
We hold our McDonald’s franchise rights pursuant to the MFA (as defined below) for all of the Territories except Brazil, as amended and restated, entered into by us, Arcos Dorados B.V. (the “Master Franchisee”), certain subsidiaries of the Master Franchisee, Arcos Dorados Group B.V., Los Laureles, Ltd. and McDonald’s. Our subsidiary Arcos Dourados Comercio de Alimentos S.A., the “Brazilian Master Franchisee,” and McDonald’s entered into the separate, but substantially identical, Brazilian MFA, as amended and restated. See “Item 10. Additional Information―C. Material Contracts―The MFAs.”

The Axionlog Split-off
Until March 2011, we managed the distribution of most of our food and paper supplies in Argentina, Chile, Mexico and Venezuela, which operations and related assets we refer to as Axionlog (formerly known as Axis). In March 2011, we effected a split-off of Axionlog to our existing shareholders in March 2011. For additional information about the split-off of Axionlog, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—The Axionlog Split-off.”
Capital Expenditures and Divestitures
Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan to use our best efforts to reimage at least 10% of our eligible restaurants. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable period, while the reinvestment plan specifies the number of restaurants to be remodeled or upgraded in the Territories during the applicable period. Prior to the expiration of the then-applicable period we must agree with McDonald’s on a subsequent reinvestment plan. In the event that we are unable to reach an agreement on a subsequent reinvestment plan, the MFAs provide for an automatic increase of 20% in the required amount of reinvestments as compared to the then-existing reinvestment plan. We may also propose, subject to McDonald’s prior written consent, amendments to any restaurant opening plan and/or reinvestment plan to adapt to changes in economic or political conditions.
Under the terms of the MFAs we have agreed to with McDonald’s, we expect to open 90-100 restaurants in 2025. Between these restaurant openings and the reimaging of other restaurants, we expect to spend between $300 million and $350 million on capital expenditures in 2025.
As a result of our previous restaurant opening plan and reinvestment plan, property and equipment expenditures were $327.6 million, $360.1 million and $217.1 million in 2024, 2023 and 2022 respectively. In 2024, we opened 85 restaurants, reimaged 160 existing restaurants, and opened 164 Dessert Centers. In 2023, we opened 81 restaurants, reimaged 241 existing restaurants, and opened 117 Dessert Centers. In 2022, we opened 66 restaurants, reimaged 114 existing restaurants, and opened 107 Dessert Centers.

B.    Business Overview
Overview
We are the world’s largest independent McDonald’s franchisee in terms of systemwide sales and number of restaurants, according to McDonald’s, representing 4.4% of McDonald’s global sales in 2024. We have the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to collectively as the Territories. As of December 31, 2024, we operated or franchised 2,428 McDonald’s-branded restaurants, which represented 5.9% of McDonald’s total franchised restaurants worldwide. In 2024 and 2023, we accrued $265.4 million and $249.3 million, respectively, in royalties to McDonald’s (not including royalties accrued on behalf of our sub-franchisees).
We operate in the QSR sub-segment of the fast food segment of the Latin American and Caribbean food service industry. In Latin America and the Caribbean, the fast food segment has benefited from the region’s increasing modernization, as people in more densely populated areas adopt lifestyles that increasingly seek convenience, speed and value.
We commenced operations on August 3, 2007, as a result of the Acquisition. We operate McDonald’s-branded restaurants under two different operating formats, Company-operated restaurants and franchised restaurants. As of December 31, 2024, of our 2,428 McDonald’s-branded restaurants in the Territories, 1,725 (or 71.0%) were Company-operated restaurants and 703 (or 29.0%) were franchised restaurants. We generate revenues primarily from two sources: sales by Company-operated restaurants and revenues from franchised restaurants. Revenues from franchised restaurants primarily consist of rental income, which is generally based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. We own the land for 472 of our 2,428 restaurants and the buildings for all but 6 of those 472 restaurants.

As of December 31, 2024, 48.3% of our restaurants were located in Brazil, 26.9% in NOLAD and 24.8% in SLAD. We believe our diversified market presence reduces our dependence on any one market and helps stabilize the impact of individual countries’ economic cycles on our revenues. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.
The following table presents a breakdown of total revenues by division:

	For the Years Ended December 31,
	2024	2023	2022
	(in thousands of U.S. dollars)
Total Revenues
Brazil	$1,768,311	$1,701,547	$1,429,105
NOLAD	1,225,751	1,132,912	920,189
SLAD	1,476,100	1,497,419	1,269,608
Total	4,470,162	4,331,878	3,618,902

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
In exchange for the lease and services, sub-franchisees pay a monthly rent to us, generally based on the greater of a fixed rent or a certain percentage of gross sales. In addition to this monthly rent, we are responsible for collecting royalties from our sub-franchisees, and pay these fees to McDonald’s pursuant to the MFAs. However, if a sub-franchisee fails to pay its monthly royalties, we remain liable for payment in full of these fees to McDonald’s. Pursuant to the MFAs, sub-franchisees pay an initial franchise fee in connection with the opening of a new franchised restaurant and a transfer fee upon transfer of a franchised restaurant, both of which are subsequently shared by McDonald’s and us. See “Item 10. Additional Information—C. Material Contracts—The MFAs—Initial Franchise Fees.”

The chart below illustrates the economics for Company-operated restaurants and franchised restaurants in the case of owned and leased real estate:

OWNED Real Estate
LEASED Real Estate
Company-operated Restaurants
Investment
Land
Equipment
Building
ArcOpCo Cash Margin
Sales
Investment
Equipment
Building
ArcOpCo Cash Margin
Sales
Franchised Restaurants
Investment
Land
Building
Franchisee Cash Margin
Rental Income
Investment
Building
Franchisee Cash Margin
Rental Income

Source: Arcos Dorados
In addition, we are the majority stakeholder in two joint ventures that collectively own 16 restaurants in Argentina and Chile. We consider these restaurants to be Company-operated restaurants. We have also granted developmental licenses to 6 restaurants. Pursuant to the developmental licenses, the developmental licensees own or lease the land and building in which the restaurant is located and pay a franchise fee to us, in addition to the royalties due to McDonald’s. We consider these restaurants to be franchised restaurants. The above mentioned joint ventures and developmental licenses were in existence at the time of the Acquisition.
Additionally, in November 2021, a joint venture was formed with a Mexican sub-franchisee in which the Company is a minority stakeholder and owns 44 restaurants. We consider these restaurants to be franchised restaurants. The Company’s joint ventures in Argentina, Chile and Mexico operate as a joint venture under the traditional definition used within the McDonald’s system for such business arrangements. For purposes of this annual report, a joint venture is an entity that operates certain restaurants in the Company’s territory in which the Company is a stakeholder together with a third party. This third party is always a sub-franchisee of the Company. Although in most joint ventures the Company exercises control or significant influence over the entity’s operating and financial policies, the third party is responsible for the day-to-day operation of the entity’s restaurants. Restaurants operated by entities in which the Company has a majority stake are considered to be Company-operated; whereas, entities in which the Company holds a minority stake are considered to be franchised.

Restaurant Categories
We classify our restaurants into one of four categories: (i) freestanding, (ii) food court, (iii) in-store and (iv) mall stores. Freestanding restaurants are the largest type of restaurant, have ample indoor seating and include a drive-thru area and parking lot. Food court restaurants are located in malls and consist primarily of a front counter and kitchen and do not have their own seating area. In-store restaurants are part of a larger building, but they do not have a drive-thru area or a parking lot. Mall stores are located in malls like food court restaurants, but have their own seating areas. As of December 31, 2024, 1,296 (or 53.4%) of our restaurants (including non-traditional satellite stores) were freestanding, 583 (or 24.0%) were food courts, 262 (or 10.8%) were in-stores and 287 (or 11.8%) were mall stores. These percentages vary by country, and may shift as opportunities in malls and more densely populated areas become available in some of the Territories.
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
Reimaging
An important component of our development plan is the reimaging of existing restaurants. As of December 31, 2024, we completed 160 new reimaging projects of our restaurants as compared to December 31, 2023. Our restaurants that have undergone reimaging during the past three years have experienced an additional increase in sales per restaurant over the comparable sales growth experienced by restaurants which have not been reimaged in the same period. Both we and McDonald’s are committed to maintaining an image for our restaurants that creates a contemporary dining experience. Over the last few years, we have invested substantially in the reimaging of our restaurants, and, pursuant to the MFAs, we have committed to a significant reimaging plan. See “Item 10. Additional Information—C. Material Contracts.”

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
McCafé locations have been a key factor in adding value to our customers’ experience and represented 6.4% of the total transactions and 3.4% of total sales of the restaurants in which they were located in 2024. As of December 31, 2024, there were 377 McCafé locations in the Territories, of which 20.7% were operated by sub-franchisees. Brazil and Argentina, with 138 and 96 locations each, have the greatest number of McCafé locations. The first McCafé in Latin America was opened in Argentina in 1999. Pursuant to the MFAs, we have the right to add McCafé locations to the premises of our restaurants.
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
Dessert Centers represented 27.9% of our transactions and 9.9% of our total sales of the restaurants in which they were located in 2024. As of December 31, 2024, there were 3,268 Dessert Centers in the Territories. Dessert Centers are highly successful in Brazil, where we have 2,011 locations. The first Dessert Center was created in Brazil in 1979.
The following maps set forth our McCafé locations and Dessert Centers in each of the Territories as of December 31, 2024:

Network of McCafé Locations	Network of Dessert Centers
377 total McCafé locations	3,268 total Dessert Centers

Source: Arcos Dorados

The McDonald’s Brand
Kantar BrandZ, a brand consulting firm, ranked McDonald’s fifth among the top twenty global brands in 2024. In addition, we believe that in Latin America and the Caribbean, the McDonald’s brand benefits from an aspirational cachet as a “destination” restaurant with a reputation for safe, fresh, affordable and good-tasting food in an attractive setting. McDonald’s strong brand equity stems from the dedicated execution of its brand promise and its ability to associate with the local community where it operates. McDonald’s sets the standard in the restaurant industry worldwide for brand stewardship and marketing leadership.
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
Our menus feature three tiers of products: (i) affordable entry-level options, such as our McTrio 3x3 and Elige tu fav in Mexico, McCombo del Día in Colombia and McMenu in Panama, (ii) core menu options made with beef and chicken, such as the Big Mac, Quarter Pounder, McNuggets, McChicken, McCrispy Chicken and Happy Meal, and (iii) premium options, such as the Signature Collection in Colombia, Chile and Uruguay and the Grands Platform in Argentina, Mexico and Peru, and salads for those guests that want lower calorie options. These platforms can be based on the type of products, such as beef, chicken, salads or desserts, or on the type of customer targeted, such as the children’s menu. We have offered a new menu with fewer calories and less sugar and sodium in the majority of our Territories since 2011. Since 2013, we have offered dairy products, fruits or vegetables with our Happy Meals in all of the Territories except Venezuela. In November 2019, we joined McDonald’s Corporation in its mission to serve foods that are a win-win for families, providing delicious and nutritious food that appeal to both kids and parents. In the markets in which we operate, except for Venezuela, we are offering a Happy Meal menu that complies with the following criteria: less than 600 calories, less than 30% of calories from total fat, less than 10% of calories from saturated fat, less than 650 mg sodium, less than 10% of calories from added sugar, no artificial flavors and no added colors from artificial sources and balanced fruit and vegetable content. Arcos Dorados’ new nutritional policy was publicly endorsed by major health and nutrition bodies of various countries, such as Inter-American Society of Cardiology, the Brazilian Association of Nutrition (ABRAN), the Argentine Cardiology Foundation, the Peruvian Nutrition Society (SOPENUT), and the Uruguayan Association of Dietitians and Nutritionists.
Our core menu is the most important element of our menu strategy as it includes most of our product offerings and well-recognized food choices that have global customer acceptance. Products from our core menu are what customers repeatedly order at McDonald’s-branded restaurants worldwide. We expanded our core products with new options such as the Spicy McNuggets, Big Mac Bacon and Quarter Pounder Western BBQ in many countries, which are being offered for a limited time only. In line with our commitment to the core menu, we are expanding the Best Burger program for beef products into new markets. The program has now been fully rolled out in 13 markets, delivering positive results in sales, quality, and taste while maximizing the impact of our core menu offerings.
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
We work closely with McDonald’s to develop new product offerings and McDonald’s considers our recommendations regarding regional tastes and preferences, working with us to accommodate such tastes and preferences. We continue to benefit from McDonald’s product development efforts following the Acquisition and have access to a library of products developed globally for the McDonald’s system. For example, in 2021, we took the McCrispy Chicken sandwich platform from the U.S. and successfully launched it in Puerto Rico and Mexico. In 2022, we introduced the McCrispy Chicken sandwich platform to additional markets: Panama, Costa Rica, Ecuador, Colombia, Chile, Trinidad, Brazil, Argentina and

Uruguay. This McCrispy Chicken platform consists of three to four different chicken sandwiches made with a special bread and 100% chicken breast, among the chicken sandwich options is a “hero” sandwich, the McCrispy Deluxe, which is a large-mainstream sandwich that can flex to the top tier by adding toppings and sauces. We also launched several limited-time line extensions of our most iconic products, including the Chicken Big Mac in 2023 and 2024 in Mexico, Costa Rica, and Panama; the Quarter Pounder BBQ Bacon in 2023 and 2024 in Chile, Costa Rica, Panama, Puerto Rico, Uruguay, and Ecuador; and the Quarter Pounder Cheesy Jalapeño in 2024 in Mexico and Ecuador. Additionally, we introduced other innovations, such as the McRib in 2023 in Costa Rica and Ecuador and the McFish in 2024 in Brazil, Costa Rica, Panama, Puerto Rico, Aruba, and Curaçao.
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
We collaborate closely with McDonald´s Global Pricing team to implement a structured pricing methodology across our markets. This approach provides a comprehensive framework to refine pricing decisions based on customer insights. The program has been introduced in multiple regions, where ongoing research helps identify optimal value propositions and pricing strategies. Since 2023, Brazil has taken the lead in driving this initiative, leveraging advanced tools to generate data-driven price recommendations and enhance overall business performance.
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
Under the MFAs, we are required to develop and implement a marketing plan for each Territory, which must be approved in advance by McDonald’s and adhere to guidelines provided by McDonald’s. We promote the McDonald’s brand and our products through advertising and promotional activities across all of the Territories. While we are responsible for creating, developing and coordinating these marketing plans and promotional activities, McDonald’s reserves the right to review and approve any advertising materials and related promotional efforts. McDonald’s may also request that we discontinue the use of any materials or promotional activities it deems detrimental to its brand image.

The MFAs require us to spend at least 5% of our gross sales on advertising and promotional activities, unless otherwise agreed with McDonald’s. Our advertising and promotional efforts are guided by a comprehensive marketing plan that outlines key strategic platforms aimed at driving sales.
Our advertisement and promotion activities are guided by our overall marketing plan, which identifies the key strategic platforms that we aim to leverage to drive sales. The advertisement and promotion program is formulated based on the amount of advertisement and promotion support needed for each strategic platform for the year. Our key strategic platforms include menu relevance, by introducing premium products and extending core product lines, convenience, digital and strengthening the kids and family experience. In terms of pricing, we understand that our customers seek great-tasting food at affordable prices and that their perception of value while at the restaurant is a significant factor in determining overall satisfaction and frequency of visits. Other initiatives included the “Book or Toy” campaign in ten Latin American markets, through which we have delivered more than 25 million books since 2013, aiming to foster children’s creativity.
In 2024, we continued focusing our efforts to promote our mobile app and new digital channels such as “Pide y Retira” (“order and pick up”). We strengthened sales channels like McDelivery with special offers and repositioned the drive-thru sales channel in order to adapt to the new mobility trends. In addition, we successfully rebuilt our family business with the introduction of family bundles like the Family Box. All advertised Happy Meal bundles in the markets in which we operate comply with McDonald’s Corporation’s Global Marketing to Children Policy, including its Global Happy Meal Nutrition Criteria.
To unlock further growth, we will continue investing in the digitalization of our business. We have a dedicated department that is working under agile methodologies to accelerate our digital offerings. We are doubling down on our digital marketing capabilities to acquire, activate and engage customers through personalization.
Through our digital platform, Arcos Dorados will offer customers the personal, fast and easy experiences they love and provide them with many reasons to keep coming back. Our lifecycle management efforts, combined with the launch of our loyalty programs in Brazil, Uruguay and Costa Rica, are producing double-digit increases in our digital customer’s purchase frequency. We plan to continue launching our loyalty program throughout the markets in which we operate.
Through the execution of these initiatives, we work to enhance the McDonald’s experience for customers throughout the Territories and increase our sales and customer counts. We aim to position ourselves as a “forever young” brand that provides its customers delicious “feel good moments” through a youthfully energetic, distinctly casual, personally engaging and delightful dining/brand experience.
Digital, Delivery, Drive-Thru and Development Strategy
We are focused on leveraging our competitive strengths by building a digital strategy we believe will help continue the growth of our digital, delivery and drive-thru channels. Our industry-leading digital platform offers guests greater choices for how to enjoy our brand experience, while the connection with families remains at the core of its appeal. As a result, during 2024, we saw strong growth in on-premise sales, while also generating strong off-premise sales growth. In 2024, our digital channels (the mobile app, delivery, self-order kiosks and order ahead) comprised 57.0% of our systemwide sales, representing $3.3 billion in digital sales. We leveraged our structural competitive advantages, including the largest free-standing restaurant portfolio in the Latin American and Caribbean QSR industry and our industry-leading digital platform to generate robust digital sales growth. Towards the end of October 2023, we officially launched the nationwide Loyalty Program “Meu Méqui” in Brazil and in April and May 2024, we launched the program “MiMcDonald’s” in Uruguay and Costa Rica, respectively. The program allows the Company to boost the power of its Mobile App, leveraging guest data to increase engagement, frequency and lifetime value through a more personalized and rewarding experience. Beef and chicken campaigns reinforced our sales expansion, while Arcos Dorados’ exclusive sponsorship of Formula 1 allowed us to carry out campaigns in all markets, especially promoting the use of our digital platforms and McDelivery by customers. Our mobile app is currently available in 18 markets and over 2,350 restaurants, reaching more than 147 million cumulative downloads by the end of 2024. The mobile app had more than 20 million average monthly active users and, in December 2024, identified sales represented almost 24% of the Company’s total sales. In addition, Arcos Dorados’ CRM platform, had more than 99 million unique registered users by the end of December 2024, including 15.8 million as part of our new Loyalty program available in Brazil, Uruguay and Costa Rica. The platform provides convenient solutions, combined with insights from the Company’s data analytics capabilities, driving a more personalized experience with a higher guest lifetime value.

We continued to generate significant growth in our delivery sales channel in 2024, which increased 93% since 2021. Trends in drive-thru, also reflected the structural competitive advantage of our free-standing restaurant portfolio. Sales in this channel were up around 18% between 2021 and 2024. Guest experience is the main driver of frequency and sales growth, so we made operational improvements over the last several years to speed up total experience times and reduce inaccuracy that strengthened customer satisfaction. As a result, we have the highest drive-thru market share among all restaurants in the markets in which we operate.
As part of our development plan, and to continue leveraging our structural competitive advantages, we opened 85 EOTF restaurants in 2024, including 79 freestanding restaurants, and we remodeled another 160 existing restaurants to the EOTF format. Approximately 67% of our restaurant portfolio consists of EOTF restaurants and we plan to increase that to approximately 90% of our restaurants by the end of 2027.
Regional Operations
The Company is managed across three geographic divisions: Brazil, NOLAD and SLAD. The divisions are subsequently divided into sub-groups comprised of individual Territories or regions. The presidents of the divisions report directly to our chief operating officer.
The following map sets forth the number of our restaurants in each of our operating divisions as of December 31, 2024:

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
Set forth below is a summary of our restaurant portfolio as of December 31, 2024.

	Ownership			Store Type(1)						Real Property(2)
Portfolio by Division	Company-Operated	Franchised	Total	Freestanding	Food Court	In-Store	Mall Store	Dessert Centers	McCafé Locations	Owned	Leased
Brazil	723	450	1,173	625	349	91	108	2,011	138	109	1064
NOLAD	497	157	654	411	136	47	60	525	19	204	444
SLAD	505	96	601	260	98	124	119	732	220	159	442
Total	1,725	703	2,428	1,296	583	262	287	3,268	377	472	1,950

(1)    Non-traditional satellite restaurants are included in these figures.
(2)    Developmental licenses and mobile stores are not included in these figures.
Brazil
Brazil is our largest division in terms of restaurants, with 1,173 restaurants as of December 31, 2024 and $1,768.3 million in revenues in 2024, representing 48.3% and 39.6% of our total restaurants and revenues, respectively. Our operations in Brazil are headquartered in São Paulo and McDonald’s has been present in Brazil since opening its first restaurant in Rio de Janeiro in 1979.
NOLAD
NOLAD includes nine countries with 654 restaurants as of December 31, 2024 and $1,225.8 million in revenues in 2024, representing 26.9% and 27.4% of our total restaurants and revenues, respectively. Its primary market is Mexico, where the division’s management is based. McDonald’s has been present in Mexico since opening its first restaurant in Mexico City in 1985. As of December 31, 2024, Mexico represented 57.5% of NOLAD’s restaurants and 36.5% of NOLAD’s revenues in 2024, and Mexico is our second-largest market in terms of restaurants.
SLAD
SLAD includes ten countries with 601 restaurants as of December 31, 2024 and $1,476.1 million in revenues in 2024, representing 24.8% and 33.0% of our total restaurants and revenues, respectively. The division’s management is based in Colombia and its primary market is Argentina, where McDonald’s has been present since opening its first restaurant in Buenos Aires in 1986. As of December 31, 2024, Argentina represented 37.6% of SLAD’s restaurants and 40.7% of SLAD’s revenues in 2024. Argentina is our third-largest market in terms of restaurants.
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
The supplier quality management system includes compliance with strict requirements such as:
•Food safety and quality policies
•Food safety system based on Hazard Analysis Critical Control Point (“HACCP”), an internationally recognized method of identifying and managing food safety risk addressed through the analysis and control of biological, chemical and physical hazards from raw material production, procurement, handling, manufacturing and distribution to help prevent contamination and food-borne illnesses
•Crisis management
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
Pursuant to the MFAs, we purchase core products and services, such as beef, chicken, pork, buns, potatoes, produce, sauces, cheese and dairy mixes, from approved suppliers and distribution centers who meet the above mentioned requirements. If McDonald’s were to determine that any product or service offered by an approved supplier is not in compliance with its standards, it may terminate the supplier’s approved status. Beyond the purchase of core products and services, we have no restrictions on which suppliers we may use, as long as they meet the requirements for approval. We have largely continued the supply relationships that McDonald’s had established prior to the Acquisition, and we developed relationships with new suppliers in accordance with McDonald’s product and supplier requirements, including the following: Supplier Quality Management System (SQMS), Social Workplace Accountability (SWA), Distributor Quality Management Program (DQMP), Animal Health and Welfare (AH&W) and Global Quality & Safety Requirements for Disposable Packaging (GQSR), among others.

Since the process to become an approved supplier is lengthy, costly and requires proof of compliance with McDonald’s high quality standards, we have found that oral agreements with our approved suppliers generally are sufficient to ensure a reliable supply of quality food products, and we have developed long-term relationships with most of our suppliers. In addition, we enter into written agreements with most of our suppliers regarding the cost of such goods, which can be based on pricing protocols, formula costing, benchmarking or open bidding processes, as appropriate. Our 32 largest suppliers account for approximately 75% of our supplies, and no single supplier or group of related suppliers account for more than 11% of our total food and paper costs. Among our main suppliers are Marfrig Global Foods SA; McCain Foods Group Inc; Coca Cola Company; Bimbo S.A. de C.V; Reyes Holdings L.L.C.; Axionlog B.V; HAVI Group L.P; Savencia Fromage & Dairy; BRF S.A.; American Beef S.A; Tyson Foods; Frima S.A; J.R. Simplot Company; Schreiber Foods Inc.; Kerry Group plc; F C & Natural Salads Distribuidora de Produtos Hortifrutigranjeiros Ltda; Panifresh S.A; Griffith Foods Worldwide Inc; Golden State Foods; Bunge Limited; Lactalis Group; BO Packaging S.A; Lacteos de Poblet S.A; Brasilgrafica S.A; Terbium Industrial S.A; IBD Foods, LLC; AB Brasil Industria e Comércio de Alimentos Ltda; Granja Tres Arroyos S.A; Fortunato Mangravita S.A.; Interbake Chile S.A; Impresora Delta S.A; and Cellier Alimentos do Brasil Ltda.
Our integrated supply chain management optimizes value as we work with suppliers to develop pricing protocols, inventory management, planning and product quality. As of December 31, 2024, approximately 23.5% of the cost in our restaurants, mainly food and paper, was exposed to fluctuations in foreign exchange rates. This percentage varies among the Territories; for example, 39.6% of the products consumed in Mexico are exposed to fluctuations in foreign exchange rates, while 19.1% and 5.2% of the products consumed in Brazil and Argentina, respectively, are exposed. This includes the toys distributed to our restaurants, which are imported from China. Certain supplies, such as beef, dairy and produce, must often be locally sourced due to restrictions on their importation. Although we maintain contingency plans to back up restaurant supplies, fluctuations in exchange rates coupled with the MFAs’ requirement to purchase certain core supplies from approved suppliers, may mean that we are unable to quickly find alternate or additional supplies in the event a vendor is unable to meet our orders. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—From time to time, we depend on oral agreements with third-party suppliers and distributors for the provision of products and services that are necessary for our operations.” The suppliers deliver almost all of their products to distribution centers that are responsible for reception, transportation, warehousing, financial administration, demand and inventory planning and customer service. The distribution centers interact directly with our Company-operated and franchised restaurants.
Until March 2011, we managed the distribution of most of our food and paper supplies in Argentina, Chile, Mexico and Venezuela, which operations and related assets we refer to as Axionlog (formerly known as Axis). Since the split-off, Axionlog has provided us with comprehensive 3PL services, including storage (dry, frozen and chilled), transportation, planning, and logistics management services pursuant to a master commercial agreement with Axionlog on arm’s-length terms. Axionlog currently provides us some or all of these services in the following Territories: Argentina, Aruba, Chile, Colombia, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Peru, Saint Croix, Saint Thomas, Trinidad and Tobago, Uruguay and Venezuela. For additional information about our transactions with Axionlog, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—The Axionlog Split-off.”
Supply Chain Management and Quality Assurance
All menu products meet McDonald’s and Arcos Dorados’ specifications, including new products and promotions (except branded products, such as McFlurry toppings, condiments, or Coca Cola Beverages, which follow standards specified by their brands and approved by McDonald´s).
We work with our suppliers, distribution centers and restaurants to implement and maintain strict food safety and quality standards through policies and procedures. These procedures are reinforced through continuous training for our suppliers, farmers, slaughterhouses, distribution centers and restaurants. To verify their compliance with our strict food safety and quality standards, we conduct annual independent, third-party food safety audits. Where improvement areas are identified, we require corrective action plans that are based on root cause analysis.
In addition, in 2023 we launched the Arcos Dorados Supplier Manual which details all the requirements that our suppliers must meet to be part of our system. This document sets out all of McDonald’s and Arcos Dorados requirements and expectations with the latest versions of documents, policies and audit checklists. The supplier is requested to acknowledge receipt of the Supplier Manual. This document is available in Spanish, English, Portuguese and French.

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
At the processing facilities, we implement a supplier quality management system (SQMS), as described above, that encourages continuous improvement in each supplier. The supplier quality management system is measured, scored and audited on a regular basis to guarantee continuity and improvement. These audits are conducted by third party audit firms approved by McDonald’s.
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
Since 2017, we complemented our audit process with the implementation of unannounced GMP Good Manufacturing Practices audits at the facilities of high-risk suppliers (categorized as Category 1 suppliers) and Core suppliers. We also measure compliance through internal visits of the quality staff to the facilities. To support the suppliers, we provide seminars, online and in-person training and regularly updated materials on topics such as McDonald´s audit programs, standards calibration, product sensory evaluation and best practices.
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
In 2024 we started implementing a Hazard Analysis and Critical Control Points (“HACCP”) plan in our restaurants. HACCP is a food safety system developed by NASA and Pillsbury in the 1960s that became part of the Codex Alimentarius in 1993 which has been adopted by leading food companies worldwide. HACCP helps us improve our existing food safety practices by focusing on risk analysis and identifying potential hazards that could affect product safety. To achieve this, we rely on a strong prerequisite program, which provides clear guidelines of what to do and what to avoid during food processing to guarantee safe conditions.
Our prerequisite program covers maintenance, cleaning, good manufacturing practices, training, water control, supplier management and pest control. While these practices are already in place, we continue to update and make them accessible to everyone involved.
In 2024, we celebrated our first Food Safety Day, bringing together suppliers and our Supply Chain and Operations teams from across Latin America. The event focused on enhancing food safety practices through talks and training sessions where we shared best practices and new strategies to minimize risks. This initiative strengthened our commitment to food safety and fostered a culture of continuous improvement. Food Safety Day marked an important milestone in our efforts to ensure the highest standards of safety and quality of the food we serve to our customers.
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
Substantive laws that regulate the franchisor/franchisee relationship presently exist in several of the countries in which we operate. These laws often limit, among other things, the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise and the ability of a franchisor to designate sources of supply and regulate franchise sales communications.
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
Labor Regulation
We are also subject to labor laws applicable in the countries in which we operate. During 2022, Venezuela implemented only one minimum wage increase but the government has increased other social benefits without direct impact on labor cost.
In Peru, Law No. 31600 extended the coverage of family allowances payable by employers to workers in private activity. The allowance, which is equivalent to 10% of the legal minimum wage, was previously payable to employees with children under the age of 18 or whose children are over the age of 18 but are pursuing higher education (up to the age of 24) and has now been extended to cover children over the age of 18 with severe disabilities, as certified by the applicable authorities. Additionally, Law No. 28553 approved the rules relating to the General Law for the Protection of People with Diabetes (Law No. 28553), which provides new obligations with respect to health promotion in the workplace. Additionally, Law No. 31828 was enacted, which seeks to encourage employment of persons between the age of 18 and 29, by providing benefits for private employers as of January 1st, 2024. In addition, in 2024, Supreme Decree No. 006-2024-TR increased the minimum wage by 105.00 Peruvian soles, bringing it to 1,130.00 Peruvian soles. Likewise, Supreme Decree No. 269-2024-EF established an increase in the Tax Unit (UIT) to 5,350.00 Peruvian soles.
In Puerto Rico, new minimum local wage regulations were adopted in 2021 in three stages; the last increase took effect in July 2024.

In Argentina, Decree No. 70/2023, which became effective on December 29, 2023, abrogated a series of labor laws and regulations, with the aim of providing flexibility and reducing costs for employers. However, several labor unions have requested judicial relief and the labor justice ordered the precautionary suspension of the labor provisions thereof, pending a ruling with respect to the constitutionality of Decree No. 70/2023. While certain lower courts have ruled Decree No. 70/2023 to be unconstitutional, litigation continues and the issue will likely be decided by the Supreme Court, which will determine the enforceability of Decree No. 70/2023. Additionally, on July 9, 2024, the “Ley Bases” (Law No. 27,742) came into effect, introducing labor reforms aimed at modernizing labor regulations including, among others changes, the establishment of incentives for the regularization of unregistered employment relationships, the extension of the probationary period, and greater flexibility in the severance system.
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
Environmental Issues
To the best of our knowledge, there are currently no international, federal, state or local environmental laws, rules or regulations that we expect will materially affect our results of operations or our position with respect to our competitors. However, we can provide no assurance of the effect that any possible future environmental laws will have on our operating results. There are several countries and cities with regulations either already being enforced or in the legislative process. However, those laws have not had a material effect on our operations thus far. In the city of São Paulo, single-use plastic is banned. In Chile and in Mexico City, single-use plastic is also banned. In our French Caribbean territories, the Circular Economy Law presents certain challenges that will potentially require structural investments and could potentially have an impact on our business results due to the inherent specifications of the law and its applicability in the quick service industry.
Youth Opportunity
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
In conjunction with our Latin American branch of Hamburger University, we created the training platform MCampus Comunidad, which was designed as an Arcos Dorados and McDonald’s employee training system, but has been opened to the general public, particularly to young people seeking formal job opportunities. MCampus Comunidad offers 45 free, online soft skills courses, related to leadership, digital capabilities, IT and customer services, all of which offer an official, formal certificate issued by the Hamburger University. As of December 31, 2024, over 160,000 young people had enrolled in the platform and approximately 64% of the people who enrolled in the courses were unemployed.
We have also continued to strengthen our partnerships with other organizations that focus on soft skills training, such as Aldeas SOS (Mexico, Costa Rica and Peru), Instituto Ayrton Senna (Brazil), Fundación Sí (Argentina), Liceo Impulso (Uruguay), Mi Sangre (Colombia), among others. In 2024, we donated over $8.6 million in connection with our solidarity days, Gran Día and McHappy Day. Those funds were transferred to non-governmental organizations that support the development of soft skills and the employability skills of young people across the region and to support the local chapters of Ronald McDonald House Charities.
In Argentina, the Fundación Sí builds and operates student houses for low-income young people that don’t have access to universities in their local communities. Through our alliance with them, more than 750 students were able to continue with their studies.
Instituto Ayrton Senna in Brazil is a renowned non-governmental organization (“NGO”) working to improve education at all levels. Our strong partnership allowed Arcos Dorados to reach more than 2,000 young students in partnership with Centro Paula Souza. We also developed a soft skills program called “Meu Jeito” in partnership with Instituto Ayrton Senna, which in its first stage was implemented in Brazil with the participation of more than 38,900 members of our crew. In 2025, we plan to open the program to the entire community in all countries in which we operate. In 2024, more than 38,900 members of our crew in Brazil participated in this program.
Climate Change
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
In 2024, Arcos Dorados joined the “Earth Hour” initiative for the 14th consecutive year, a worldwide initiative of the WWF, to raise the global population’s awareness and participation in environmental conservation and climate change prevention. All our restaurants and offices turn their external lights off for 60 minutes on this day.
In order to achieve reductions in our environmental impact at the restaurant level, we are taking specific actions, such as advancing our transition to renewable energy sourcing. To that end, we have signed renewable energy contracts in Mexico, Puerto Rico, Costa Rica, Panama, Guadeloupe, Colombia, Chile, Argentina and Brazil. In 2024, we reached our goal of 50% renewable energy of the total energy utilized by Arcos Dorados, an increase of 61% over our 2023 clean energy consumption.
We expect to publish the results of our scopes 1, 2 and 3 greenhouse gas emissions as of December 31, 2024 in our Social Impact and Sustainable Development Report, which is scheduled to be released in May 2025.

Arcos Dorados is aware of the impact its supply chain has on the sustainability of its business, and we see this as a priority for us. As a company, we are fully committed to the environment and to reducing the impact of our operation by means of our Recipe for the Future platform. For this reason, we actively work to identify, reduce and mitigate the social and environmental impacts, together with our suppliers, encouraging best practices in each stage of the supply chain. We participated in the Carbon Disclosure Program (“CDP”) Supply Chain Program as a member in 2024 for the seventh consecutive year. Arcos Dorados plays a leading role among the members of CDP Latin America, achieving the highest response rates from our suppliers in disclosing their environmental impacts through the CDP questionnaires. In 2024, Arcos Dorados achieved a 100% response rate from our suppliers, who were asked to respond to three questionnaires: climate change, forests and water security.
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
The outcome of all these initiatives should be reflected in our complete scope 1,2,3 inventory of greenhouse gas emissions, which we expect to publish in our upcoming 2024 Social Impact and Sustainable Development Report, due to be published at the end of May 2025.
Circular Economy
Our packaging sourcing goal is to guarantee that 100% of our packaging comes from renewable, recycled or certified sources by 2025. Also, by the end of 2025, we seek to offer waste sorting opportunities for our customers in our restaurants. We understand that recycling infrastructure, regulations and consumer behaviors vary city to city and country to country, but we are committed to be part of the solution and help influence powerful change.
In 2024, we achieved 91.6% of compliance with our packaging sourcing commitment. We continue to deploy waste sorting bins in our restaurants and educate our consumers about the importance of properly sorting and recycling materials where and when possible.
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
Additionally, in Colombia, we have a project called “Hazlo Circular,” in partnership with the sustainability startup Amazoniko, to offer free pickup of used food packaging from McDelivery orders for recycling and we have collected more than 7 tons of recyclable waste in Bogota in 2024.
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
Currently, our packaging includes 6,790 tons of recycled material (which amounts to 15% of recycled material in our packaging); that does not come into direct contact with food, showcasing our commitment to reducing packaging and increasing recycled material for a circular economy.
We will continue to move forward in becoming part of the solution and making sure these plastic items never return to our restaurants. For example, to meet our commitment to remove plastics from Happy Meal toys by the end of 2025, in 2024, 4 out of 11 toy campaigns for the year included sustainable toys in our Happy Meal menu. This represents 18 weeks and around 36% of the toys distributed during the year. Sustainable toys may be made with paper, cardboard, cloth or green polyethylene.
When it comes to fiber materials, it is important to ensure that our fiber suppliers support deforestation-free supply chains. As an interim goal for 2025, we are focused on fiber-based packaging and committed to sourcing 100% of primary fiber-based guest packaging from chain-of-custody certified or third-party verified recycled sources, where no deforestation occurs. At the end of 2024, 99% of our fiber volume met this goal. With respect to facility-level certification, 99% of our suppliers are certified as either FSC® (Forest Stewardship Council) or Programme for the Endorsement of Forest Certification (“PEFC”).
Reverse logistics is another component of our recycling program. We are leveraging our logistics providers to recover cardboard from our restaurants, which is then recycled and reused to generate new packaging. The solution is being tested in several markets. In 2024, we recovered more than 940 tons of cardboard, which were reused in our value chain, providing us with opportunities to recycle and reduce waste. We aim to continue increasing the number of collected cardboard tons in the coming years.
We also use reverse logistics for our used oil recycling program. We recycle used cooking oil in all our restaurants, which is then reused according to local regulations. For instance, in 2024, more than 4,392,079 litters of used cooking oil were recycled for further use, including as biodiesel.
Sustainable Sourcing
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
In 2024, we achieved 99.6% compliance with the deforestation-free beef procurement policy: for Brazil, 99.9% and for Argentina, 99.0% of the beef purchased from direct suppliers complies with the deforestation-free beef procurement policy. Suppliers who were found not to be in compliance with the policy were removed from our supply chain.
In addition, we lead roundtables in Brazil and Argentina to identify livestock production solutions to reduce the impact of beef production and help make this process more environmentally sound, socially responsible and economically viable. We strive to use our positions in certain organizations, like the Brazilian Roundtable for Sustainable Beef (“GTPS”- Grupo de Trabalho de Pecuária Sustentável) in Brazil and the Argentine Roundtable For Sustainable Beef (MACS), to help promote sustainable livestock and lead cross-cutting and technical discussions focused on topics such as the review of the Sustainable Livestock Indicators Guide within the scope of the GTPS in Brazil and the creation of sustainable beef indicators for Argentina. In 2023, we participated in the launch of the Uruguayan Sustainable Meat Table (MUCS). All three of these organizations are part of Global Roundtable for Sustainable Beef (“GRSB”) and consist of representatives from different segments of the beef supply chain. We believe that we must support all stakeholders in the supply chain to achieve transformational change.
In 2016, we announced our commitment to source cage-free eggs throughout Latin America by 2025. In 2019, Brazil announced that it would begin purchasing cage-free eggs. While the availability of suppliers who can scale up cage-free eggs has been a challenge in 2024, we achieved a cage-free system for fresh eggs in six markets: Brazil, Costa Rica, Colombia, Peru, Puerto Rico and Uruguay. As we continue moving forward towards our goal, we are evaluating local options to transition to cage-free fresh eggs in the other markets in which we operate. Certain markets, as the ones located in the Caribbean, may find difficulties in sourcing local or imported cage-free eggs.
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
Commitment to Families
The well-being of the communities where we operate is of considerable importance to us and we are engaged in a wide range of programs focused on positively impacting those communities. In addition to the support we give to Ronald McDonald House Charities, both currently and historically, we continue expanding our reach to the areas of Youth Opportunity and Sustainable Development and further strengthened our efforts in these areas in 2024, across the entire company, to reinforce our position as a socially responsible company.
In 2024, we executed our yearly Gran Día and McHappy Day campaigns, which seek to broaden our social impact. Through these campaigns, funds raised through the sale of Big Macs were donated to local organizations supporting youth employment and the Ronald McDonald House Charities. We raised more than $8.6 million in 2024.
Besides the Ronald McDonald Houses, in 2024, we collaborated with more than 10 NGOs, including Aldeas Infantiles SOS in Peru, Mexico, and Costa Rica, Voces Vitales in Panama, Mi Sangre in Colombia, Ayrton Senna Institute in Brazil, Fundación Sí in Argentina, Fundación Coanil in Chile, Fundación El Triangulo in Ecuador, Liceo Impulso in Uruguay, Centro Man Na Obra in Aruba and Fonditut in Curaçao.
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
As part of our commitment to safeguarding the well-being of Arcos Dorados employees, guests and third-party operators, we continue to reinforce our product and service safety program called “McProtegidos” (or “McSafe”), which establishes a guide that combines strict hygiene, cleanliness and sanitation protocols that characterize our brand. In addition to reinforcing existing safety measures, such as requiring that our employees wash their hands at least every half hour and sanitize their hands every fifteen minutes, hand sanitizer is made available at the lobby of our restaurants and other locations throughout the restaurants. We also encourage our customers to use contactless payment methods, such as credit cards. Additionally, we use double bags and triple sealing to ensure isolation of food for McDelivery and sanitize bags that transport food supplies to our restaurants. Arcos Dorados will continue to follow and implement all recommendations from local health authorities.

Puertas Abiertas (“Open Doors”) is Arcos Dorados’ flagship quality control program that proactively invites guest and key stakeholders to visit our kitchens and other parts of our behind-the-counter operations. This program promotes greater transparency and has hosted over 140 thousand customers across the region since it was resumed in 2022.
Diversity and Inclusion
Diversity, equity, and inclusion are central to our values. We believe that fostering a culture of inclusion and respect for all employees strengthens our workforce, making it more effective and innovative. Diversity and inclusion are integral to our commitment to ensuring equal rights and opportunities for growth. Through the implementation of comprehensive programs, policies, and initiatives, we are dedicated to promoting the development of every employee, creating a more inclusive and empowered work environment.
In January 2018, Arcos Dorados formed a Diversity and Inclusion Committee aimed at promoting and fostering an inclusive culture in which gender, race, culture, sexual orientation or gender identity, religion, class or political belief, is valued and viewed as a competitive advantage and allows the company to consider and include new perspectives and backgrounds. Since 2018, the Committee has worked toward improving employees’ sense of belonging in the workplace and building a more connected workforce, as we believe this creates an environment where employees work more efficiently and effectively. From 2021 to the end of 2024, the number of women holding positions on our sixteen-member senior leadership team grew from one to four. We also published a new code of conduct for the respectful interaction with the LGBTQI+ community and we established Blue Spaces for guests who suffer from Autism Spectrum Disorders in our restaurants across 10 countries. We have also established a 24/7 online health support for employees, providing access to doctors and psychologists when needed, in some of our markets.
In 2024, the Committee focused on the following specific areas:
•Women’s Network: Focused on gender equality and empowering women with the skills necessary to reach their full professional potential, our Women’s Network spans all levels of the company, from restaurant crew members to executives on the management board. We have established strong partnerships with international organizations such as the UN Women Program and adhere to key global standards that uphold women’s rights. In collaboration with Hamburger University, the Diversity, Equity and Inclusion Committee identifies opportunities for growth and offers a variety of resources, including seminars, video gatherings, talk shows, and online training on diverse skill sets. In 2024, we introduced courses aimed at promoting equity in technological knowledge for women, empowering them with essential digital tools that enhance their careers and bolster their resumes. Today, women make up 57% of our workforce, with a fourfold increase in the representation of women on our Management Board. Additionally, 57% of our restaurant managers are women. We are proud to have earned the “Espacio Seguro” (or Safe Space) seal in the countries where this program is implemented. This certification recognizes workplaces free from violence and includes employee training to support women at risk, regardless of whether they are part of our company. Our Women’s Network has also worked closely with the HR department to implement comprehensive maternity benefits, including free prenatal care, medical coverage during the child’s first year, lactation spaces at work, and free psychological support for mothers. These efforts have earned us recognition as one of the Best Workplaces for Women in several of the countries where we operate, alongside other accolades for our gender equality initiatives.
•Gender Identity and Sexual Orientation Diversity (LGBTQI+): Our Committee has been instrumental in creating a network of employees across all levels and departments to foster a safe and inclusive environment for our LGBTQI+ community. In 2022, we launched an LGBTQI+ guide to promote a deeper understanding of these identities, ensure the use of respectful language, and cultivate a culture of inclusion, respect, and professional development, with a strict zero-tolerance policy for discrimination. We have also hosted company-wide seminars to encourage open, respectful conversations about the unique needs of the LGBTQI+ community. In addition, we have introduced gender-neutral uniforms and bathrooms at several of our restaurants to further support inclusivity. Today, 20% of our workforce proudly identifies as part of this community, underscoring our commitment to diversity and equality.
•Health and Wellness: Our Committee is deeply committed to supporting the health and well-being of our employees, especially those facing stress. To support this, we have implemented a 24-hour medical consultation service via WhatsApp in various markets, providing both mental and physical health support. Additionally, we offer a range of educational and training programs and have introduced virtual gym and exercise classes through Hamburger University. In each market where we operate, we’ve established a Wellness Ambassadors program, focused on educating employees about the unique health benefits available to them, including youth maternity support programs, preventive medicine initiatives at our restaurants, including free dental and vision check-ups, and complimentary gym memberships.

•People with Disabilities: Arcos Dorados is at the forefront of promoting workforce inclusion for individuals with disabilities across Latin America. Through strategic partnerships with NGOs in countries like Argentina and Brazil, we focus on recruiting and training people with disabilities. We’ve conducted comprehensive internal surveys to identify the range of disabilities within our workforce and assess the specific tools and accommodations needed to support these employees effectively. We’ve also developed and published internal guidelines to ensure all staff are trained to engage respectfully and inclusively with individuals with disabilities. Furthermore, we’ve launched initiatives such as the “Blue Spaces” project in 2022, which includes restaurant design adjustments and accommodations to create a more inclusive dining experience for guests on the autism spectrum, including reducing sensory overload, offering pictogram menus, and prioritizing their orders.
C.     Organizational Structure
We conduct substantially all of our business through our indirect, wholly owned Dutch subsidiary Arcos Dorados B.V. Our controlling shareholder is Los Laureles Ltd., a British Virgin Islands company, which is beneficially owned by Mr. Woods Staton, our Executive Chairman. Under the MFAs, Los Laureles Ltd. is required to hold at all times at least 51% of our voting interests and 30% of our economic interest, which is accomplished through its ownership of 100% of the class B shares of Arcos Dorados Holdings Inc., each having five votes per share. Los Laureles Ltd. has established a voting trust with respect to the voting interests in us held by Los Laureles Ltd. Los Laureles Ltd. is the beneficiary of the voting trust. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.” Arcos Dorados B.V. owns all the equity interests of LatAm, LLC, and owns, directly or indirectly, all the equity interests of the subsidiaries operating our restaurants in the Territories.
The following chart shows our corporate structure as of December 31, 2024.

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
D.    Property, Plants and Equipment
Property Operations
Our long-standing presence in Latin America and the Caribbean has allowed us to build a significant property portfolio with hard-to-replicate locations in key markets across the region that enhance our customers’ experience and ultimately support our brand and market position. As of December 31, 2024, we owned the land for 472 of our 2,428 restaurants. We owned the buildings for all but 6 of those 472 restaurants. All 6 of those are stand-alone restaurants. We lease the remaining real estate property where we operate. Accordingly, we are able to charge rent on the real estate that we own and lease to our sub-franchisees. The rental payments generally are based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. When we lease land, we match the term of our sublease to the term of the franchise. We may charge a higher rent to sub-franchisees than that which we pay on our leases, therefore deriving additional rental income.
The selection, construction and maintenance of restaurant locations and other related real estate assets (totaling approximately 1.1 million square meters), which is a key element of our performance, is determined based on an evaluation of expected returns on investment and the most efficient allocation of our capital expenditures.
In addition to our 472 restaurant properties, we have properties for corporate offices in Brazil and Argentina, an industrial center called Food Town in São Paulo, Brazil (where our logistics operator is located), and training centers in São Paulo (Brazil) and Buenos Aires (Argentina). Therefore, we own a total of 528 properties.
Additionally, we have rented regional offices in Montevideo (Uruguay), Mexico City (Mexico) and Bogotá (Colombia).
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.    Operating Results
The following discussion of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”
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
As of December 31, 2024, 48.3% of our restaurants were located in Brazil, 26.9% in NOLAD and 24.8% in SLAD. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.
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
Principal Income Statement Line Items
Revenues
We generate revenues primarily from two sources: sales by Company-operated restaurants and revenue from franchised restaurants, which primarily consists of rental income, typically based on the greater of a flat fee or a percentage of sales reported by our franchised restaurants. This rent, along with occupancy and operating rights, is stipulated in our franchise agreements. These agreements typically have a 20-year term but may be shorter if necessary to mirror the term of the real estate lease. In 2024, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.4% and 4.6% of our total revenues, respectively. In both 2023 and 2022, sales by Company-operated restaurants and revenues from franchised restaurants consistently represented 95.5% and 4.5% of our total revenues, respectively.
During 2023 and 2024, the Company through some subsidiaries, launched a loyalty program in which our customers are awarded with loyalty points when purchases at company-operated and franchised restaurants are completed. Loyalty points can be redeemed for free products.
The company defers revenue associated with the estimated selling price of points earned towards free products as each point is earned and a corresponding liability is established in deferred revenue. This deferral is based on the estimated value of the product for which the reward is expected to be redeemed, net of estimated unredeemed points. Points’ average expiration period is six months.
When a customer redeems an earned reward, we recognize revenue for the redeemed product and reduce the related deferred revenue.
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
•     occupancy and other operating expenses, which represent all other direct costs of our Company-operated restaurants, including advertising and promotional expenses, the costs of outside rent, which are generally tied to sales and therefore increase as we increase our sales, outside services, such as delivery fee, security and cash collection, building and leasehold improvement depreciation, depreciation on equipment, repairs and maintenance, insurance, restaurant operating supplies and utilities; and
•     royalties, which we pay to McDonald’s pursuant to the MFAs, which are determined as a percentage of gross sales.
Franchised restaurant occupancy expenses include, mainly, as applicable, the costs of depreciating and maintaining the land and buildings upon which franchised restaurants are situated or the cost of leasing that property. A significant portion of our leases establish that rent payments are based on the greater of a flat fee or a specified percentage of the restaurant’s sales.
We promote the McDonald’s brand and our products by advertising in all of the Territories. The MFAs require us to spend at least 5% of our gross sales on advertisement and promotion activities, unless otherwise agreed with McDonald’s. These activities are guided by our overall marketing plan, which identifies the key strategic platforms that we leverage to drive sales. Our sub-franchisees are generally required to pay us a certain percentage of their gross sales to cover advertising expenditures related to their restaurants. We account for these payments as a deduction to our advertising expenses. As a result, our advertising expenses only reflect the expenditures related to Company-operated restaurants. Advertising expenses are recorded within the “Occupancy and other operating expenses” line item in our consolidated statement of income. The only exception to this policy is in Mexico, where both we and our sub-franchisees contribute funds to a cooperative that is responsible for advertisement and promotion activities for Mexico.
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
Other Line Items
Net interest expense and other financing results primarily includes interest expense on our short-term and long-term debt, interest income and other financing results.
Gain (loss) from derivative instruments relates to the results of derivatives that are not designated for hedge accounting.
Foreign currency exchange results relate to the impact of remeasuring monetary assets and liabilities denominated in currencies other than our functional currencies. See “—Foreign Currency Translation.”
Other non-operating expenses, net, primarily include certain results related to tax credits, asset taxes that we are required to pay in certain countries and other non-operating charges.
Income tax expense, net includes both current and deferred income taxes. Current income taxes represent the amount accrued during the period to be paid to the tax authorities while deferred income taxes represent the earnings impact of the change in deferred tax assets and liabilities that are recognized in our balance sheet for future income tax consequences.
Net income attributable to non-controlling interests relates to the participation of non-controlling interests in the net income of certain subsidiaries that collectively owned 16 restaurants as of December 31, 2024 (16 restaurants as of December 31, 2023).
Impact of Inflation and Changing Prices
Some of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. In general, we believe that, over time, we have demonstrated the ability to manage inflationary environments effectively. During 2024 and 2023, our revenues were favorably impacted by our pricing strategy in many of these inflationary environments, as we were able to increase average check to keep pace with inflation.
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
We calculate and analyze comparable sales and average check in our divisions and systemwide on a constant currency basis, which means that sales in local currencies, including the Argentine peso and Venezuelan bolívar, are converted to U.S. dollars using the same exchange rate in the applicable division or systemwide, as applicable, over the periods under comparison to remove the effects of currency fluctuations from the analysis. We believe these constant currency measures, which are considered to be non-GAAP measures, provide a more meaningful analysis of our business by identifying the underlying business trend, without distortion from the effect of foreign currency fluctuations.
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
We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financing results), taxation (affecting income tax expense, net) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. In addition, we exclude gains from sales, insurance recovery and contribution in equity method investments of property and equipment not related to our core business; write-offs of long-lived assets, impairment of long-lived assets and goodwill that do not result in cash payments and reorganization and optimization plan expenses. While a GAAP measure for purposes of our segment reporting, Adjusted EBITDA is a non-GAAP measure for reporting our total Company performance. Our management believes, however, that disclosure of Adjusted EBITDA provides useful information to investors, financial analysts and the public in their evaluation of our operating performance.
Systemwide data
Systemwide data represents measures for both Company-operated and franchised restaurants. While sales by sub-franchisees are not recorded as revenues by us, management believes the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised restaurant revenues and are indicative of the financial health of our sub-franchisee base. Systemwide results are driven primarily by our Company-operated restaurants, as 71% of our systemwide restaurants are Company-operated as of December 31, 2024.
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
Accounting for Taxes
We record a valuation allowance to reduce the carrying value of deferred tax assets if it is more likely than not that some portion or all of our deferred assets will not be realized. Our valuation allowance as of December 31, 2024, 2023, and 2022 amounted to $204.9 million, $218.7 million and $201.4 million, respectively. We have considered future taxable income and ongoing prudent and feasible tax strategies in assessing the need for the valuation allowance. This assessment is carried out on the basis of internal projections, which are updated to reflect our most recent operating trends, such as the expiration date for tax loss carryforwards. Because of the imprecision inherent in any forward-looking data, the further into the future our estimates project, the less objectively verifiable they become. Therefore, we apply judgment to define the period of time to include projected future income to support the future realization of the tax benefit of an existing deductible temporary difference or carryforward and whether there is sufficient evidence to support the projections at a more-likely-than-not level for this period of time. Determining whether a valuation allowance for deferred tax assets is necessary often requires an extensive analysis of positive (e.g., a history of accurately projecting income) and negative evidence (e.g., historic operating losses) regarding realization of the deferred tax assets and inherent in that, an assessment of the likelihood of sufficient future taxable income. In 2024, we recognized net loss amounting to $22.4 million as compared to net loss amounting to $22.6 million in 2023 and net loss of $57.7 million in 2022. If these estimates and assumptions change in the future, we may be required to adjust the valuation allowance. This could result in a charge to, or an increase in, income in the period this determination is made.
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

As of December 31, 2024, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $165 million, related to assessments for the fiscal years 2009 to 2017. No formal claim has been made for fiscal years within the statute of limitation by tax authorities in any of the mentioned matters; however, those years are still subject to audit and claims may be asserted in the future.
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
In addition, there are certain matters related to the interpretation of other tax, customs, labor and civil laws for which there is a reasonable possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 in a range of $429 million and $468 million. In accordance with ASC 450-20-50-6, unasserted claims or assessments that do not meet the conditions mentioned have not been included.
See Note 3 and 16 to our consolidated financial statements.
Provision for Contingencies
We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. Accounting for contingencies involves the use of estimates for determining the probability of each contingency and the estimated amount to settle the obligation, including related costs. We accrue liabilities when it is probable that future costs will be incurred and the costs can be reasonably estimated. These accruals are based on all the information available at the issuance date of the consolidated financial statements, including our estimates of the outcomes of these matters and our lawyers’ experience in contesting, litigating and settling similar matters. If we are unable to reliably measure the obligation, no provision is recorded and information is then presented in the notes to our consolidated financial statements. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for a description of significant claims, lawsuits and other proceedings.
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

Key Business Measures
The following tables present sales, sales growth, sales growth on a constant currency basis, comparable sales growth and average restaurant sales increases/(decreases):

	Sales			Sales growth		Sales growth in constant currency		Comparable sales growth(1)
	For the Years Ended December 31,			For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2024	2023	2022	2024(2)	2023(4)	2024(2)	2023(4)	2024(3)	2023(5)
	(in thousands of U.S. dollars, except percentages)
Company-operated restaurants	4,266,748	4,137,675	3,457,491	3.1%	19.7%	40.4%	40.7%	35.9%	37.2%
Franchised restaurants(6)	1,534,410	1,477,990	1,270,243	3.8%	16.4%	28.0%	29.0%	24.2%	27.2%
Total restaurants	5,801,158	5,615,665	4,727,734	3.3%	18.8%	37.1	37.6%	32.8%	34.6%

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
(2)    In nominal terms, sales increased during 2024 due to comparable sales growth of 32.8%, as a result of higher traffic in NOLAD and Brazil, together with the increase in average check in all divisions. This was partially offset by lower traffic in SLAD and the negative impact of the depreciation of currencies, mainly in Argentina, Brazil, Chile, Venezuela, and Mexico. We had 1,725 Company-operated restaurants and 703 franchised restaurants as of December 31, 2024, compared to 1,678 Company-operated restaurants and 683 franchised restaurants as of December 31, 2023.
(3)    Our comparable sales increase on a systemwide basis in 2024 was driven by the increase in traffic in most of our markets, together with the increase of average check in all divisions.
(4)    In nominal terms, sales increased during 2023 due to comparable sales growth of 34.6%, as a result of the recovery in traffic in all divisions and the increase in average check. This was partially offset by the negative impact of the depreciation of currencies, mainly in Argentina and Venezuela. We had 1,678 Company-operated restaurants and 683 franchised restaurants as of December 31, 2023, compared to 1,633 Company-operated restaurants and 679 franchised restaurants as of December 31, 2022.
(5)    Our comparable sales increase on a systemwide basis in 2023 was driven by the increase in traffic in almost all markets, together with the increase of average check in all divisions.
(6)    Franchised restaurant sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily consist of rental income.

By division

	Sales			Sales growth		Sales growth in constant currency		Comparable sales growth
	For the Years Ended December 31,			For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2024	2023	2022	2024	2023	2024	2023	2024	2023
	(in thousands of U.S. dollars, except percentages)
Company-operated restaurants:
Brazil	$1,635,954	$1,574,792	$1,319,855	3.9%	19.3%	12.4%	15.2%	6.8%	11.4%
NOLAD	1,187,689	1,097,980	890,423	8.2%	23.3%	8.5%	14.6%	5.4%	10.5%
SLAD	1,443,105	1,464,903	1,247,213	(1.5)%	17.5%	94.3%	86.4%	90.8%	84.2%
Total Sales by Company-operated restaurants	4,266,748	4,137,675	3,457,491	3.1%	19.7%	40.4%	40.7%	35.9%	37.2%

Franchised-restaurants:(3)
Brazil	1,017,972	979,973	855,711	3.9%	14.5%	12.4%	10.5%	9.5%	7.5%
NOLAD	284,823	265,453	227,469	7.3%	16.7%	10.0%	6.1%	11.2%	11%
SLAD	231,615	232,564	187,063	(0.4)%	24.3%	114.7%	141.5%	96.2%	134.6%
Total sales by Franchised restaurants	1,534,410	1,477,990	1,270,243	3.8%	16.4%	28.0%	29.0%	24.2%	27.2%

Total restaurants:
Brazil	2,653,926	2,554,765	2,175,566	3.9%	17.4%	12.4%	13.4%	7.9%	9.9%
NOLAD	1,472,512	1,363,433	1,117,892	8.0%	22.0%	8.8%	12.9%	6.5%	10.6%
SLAD	1,674,720	1,697,467	1,434,276	(1.3)%	18.4%	97.1%	93.6%	91.6%	90.9%
Total sales by restaurants	5,801,158	5,615,665	4,727,734	3.3%	18.8%	37.1%	43.8%	32.8%	34.6%

	Sales			Number of restaurants			Average restaurant sales
	For the Years Ended December 31,			For the Years Ended December 31,			For the Years Ended December 31,
	2024	2023	2022	2024	2023	2022	2024(1)	2023(2)
	(in thousands of U.S. dollars, except for number of restaurants)
Company-operated restaurants	$4,266,748	$4,137,675	$3,457,491	1,725	1,678	1,633	$2,473	$2,466
Franchised restaurants(3)	1,534,410	1,477,990	1,270,243	703	683	679	2,183	2,164
Total restaurants	5,801,158	5,615,665	4,727,734	2,428	2,361	2,312	2,389	2,379

(1)    Our average restaurant sales (“ARS”) increased in 2024 due to higher traffic mainly in NOLAD and Brazil, together with an increase in average check across all divisions. This was partially offset by lower traffic in SLAD and the negative impact of depreciation of currencies, mainly in Argentina, Brazil, Chile, Venezuela, and Mexico.
(2)    Our average restaurant sales (“ARS”) increased in 2023 due to an increase in traffic in almost all markets together with an increase of average check, across all divisions. This was partially offset by the negative impact of the depreciation of currencies, mainly in Argentina and Venezuela.
(3)    Franchised restaurant sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily derive from rental income.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023
Set forth below are our results of operations for the years ended December 31, 2024 and 2023.

	For the Years Ended December 31,		% Change
	2024	2023
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$4,266,748	$4,137,675	3.1%
Revenues from franchised restaurants	203,414	194,203	4.7%
Total revenues	4,470,162	4,331,878	3.2%
Company-operated restaurant expenses:
Food and paper	(1,498,853)	(1,457,720)	2.8%
Payroll and employee benefits	(797,620)	(790,042)	1.0%
Occupancy and other operating expenses	(1,238,220)	(1,154,334)	7.3%
Royalty fees	(265,382)	(249,278)	6.5%
Franchised restaurants – occupancy expenses	(83,665)	(83,359)	0.4%
General and administrative expenses	(279,859)	(285,000)	(1.8)%
Other operating income, net	17,952	1,894	847.8%
Total operating costs and expenses	(4,145,647)	(4,017,839)	3.2%
Operating income	324,515	314,039	3.3%
Net interest expense and other financing results	(47,238)	(32,275)	46.4%
Gain (loss) from derivative instruments	941	(13,183)	(107.1)%
Foreign currency exchange results	(15,063)	10,774	(239.8)%
Other non-operating expenses, net	(3,873)	(1,238)	212.8%
Income before income taxes	259,282	278,117	(6.8)%
Income tax expense, net	(109,903)	(95,702)	14.8%
Net income	149,379	182,415	(18.1)%
Less: Net income attributable to non-controlling interests	(620)	(1,141)	(45.7)%
Net income attributable to Arcos Dorados Holdings Inc.	$148,759	$181,274	(17.9)%
Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2024 and 2023.

Systemwide Restaurants	For the Years Ended December 31,
	2024	2023
Systemwide restaurants at beginning of period	2,361	2,312
Restaurant openings	85	81
Restaurant closings	(18)	(32)
Systemwide restaurants at end of period	2,428	2,361

Company-Operated Restaurants	For the Years Ended December 31,
	2024	2023
Company-operated restaurants at beginning of period	1,678	1,633
Restaurant openings	62	60
Restaurant closings	(17)	(27)
Net conversions of franchised restaurants to Company-operated restaurants	2	12
Company-operated restaurants at end of period	1,725	1,678

Franchised Restaurants	For the Years Ended December 31,
	2024	2023
Franchised restaurants at beginning of period	683	679
Restaurant openings	23	21
Restaurant closings	(1)	(5)
Net conversions of franchised restaurants to Company-operated restaurants	(2)	(12)
Franchised restaurants at end of period	703	683

Revenues

	For the Years Ended December 31,		% Change
	2024	2023
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants
Brazil	$1,635,954	$1,574,792	3.9%
NOLAD	1,187,689	1,097,980	8.2%
SLAD	1,443,105	1,464,903	(1.5)%
Total	4,266,748	4,137,675	3.1%
Revenues from franchised restaurants
Brazil	132,357	126,755	4.4%
NOLAD	38,062	34,932	9.0%
SLAD	32,995	32,516	1.5%
Total	203,414	194,203	4.7%
Total revenues
Brazil	1,768,311	1,701,547	3.9%
NOLAD	1,225,751	1,132,912	8.2%
SLAD	1,476,100	1,497,419	(1.4)%
Total	4,470,162	4,331,878	3.2%

Sales by Company-operated Restaurants
Total sales by Company-operated restaurants increased by $129.1 million, or 3.1%, from $4,137.7 million in 2023 to $4,266.7 million in 2024. This growth was mainly driven by the increase in traffic in the Territories of 0.8%, together with the increase in average check of 34.8%, which led to an increase in comparable sales by Company-operated restaurants of $1,477.1 million. In addition, the opening of 122 Company-operated restaurants, the closure of 44 Company-operated restaurants and the conversion of 14 franchised restaurants into Company-operated restaurants since January 1, 2023, contributed $195.2 million to sales. This was partially offset by the depreciation of currencies against the U.S. dollar, which resulted in a $1,541.5 million sales decline, mainly in Argentina, Brazil and Chile, and the deferral of sales related to points accrued by customers under our loyalty program that decreased sales in the period by $1.7 million.
In Brazil, sales by Company-operated restaurants increased by $61.2 million, or 3.9%, to $1,636,0 million in 2024. This was primarily due to an increase of comparable sales of 6.8%, as a result of higher traffic of 1.4%, and an average check growth of 5.4%, which resulted in a sales increase of $107.9 million. In addition, 61 net restaurants openings coupled with the conversion of 6 franchised restaurants into Company-operated restaurants since January 1, 2023 resulted in a $88.9 million increase in sales. This was partially offset by the depreciation of the Brazilian real against the U.S. dollar, that resulted in a sales decrease of $134.8 million and the deferral of sales related to points accrued by customers under our loyalty program that decreased sales in the period by $0.8 million.

In NOLAD, sales by Company-operated restaurants increased by $89.7 million, or 8.2%, to $1,187.7 million in 2024. This was due to a comparable sales growth of 5.4%, as a result of higher traffic of 5.3%, and an average check growth of 0.1%, which resulted in a sales increase of $59 million. The opening of 23 Company-operated restaurants, the conversion of 10 franchised restaurants into Company-operated restaurants and the closing of 9 Company-operated restaurants since January 1, 2023, had a positive impact of $34.9 million to sales. This was partially offset by the depreciation of local currencies, mainly explained by Mexico, which had a $3.7 million negative impact on sales and the deferral of sales related to points accrued by customers under our loyalty program that decreased sales in the period by $0.4 million.
In SLAD, sales by Company-operated restaurants decreased by $21.8 million, or 1.5%, to $1,443.1 million in 2024. This was driven by the depreciation of currencies against the U.S. dollar, in particular the Argentine and in a much lesser extent the Chilean peso, and the Venezuelan bolívar, which caused sales to decrease by $1,403.0 million. In addition, the deferral of sales related to points accrued by customers under our loyalty program decreased sales in the period by $0.4 million. This was partially offset by an increase in comparable sales of 90.8%, mainly driven by the increase in average check of 96.2%, primarily due to the inflationary context in Argentina and Venezuela, and a traffic contraction of 2.8%, mostly explained by the economic context in Argentina, which resulted in a sales increase of $1,310.2 million. In addition, the opening of 32 Company-operated restaurants and the closure of 29 Company-operated restaurants, coupled with the conversion of 2 Company-operated restaurants into franchised restaurants, since January 1, 2023, contributed $71.4 million to sales.
Revenues from Franchised Restaurants
Our total revenues from franchised restaurants increased by $9.2 million, or 4.7%, from $194.2 million in 2023 to $203.4 million in 2024. Higher revenues are mainly driven by an increase in comparable sales, which caused revenues to grow by $47.2 million. In addition, the net opening of 38 franchised restaurants, partially offset by the net conversion of 14 franchised restaurant into Company-operated restaurants, since January 1, 2023, increased revenues by $8.2 million. Moreover, the increase in the percentage of rental income over sales from franchised restaurants improved revenues from franchised restaurants in $1.7 million. This was partially offset by the depreciation of currencies against the U.S. dollar, which caused revenues to decrease by $47.9 million.
In Brazil, revenues from franchised restaurants increased by $5.6 million, or 4.4%, to $132.4 million in 2024, which was mainly driven by higher comparable sales of 9.5%, which increased revenues by $12.0 million. Additionally, the net opening of 28 franchised restaurants, partially offset by the conversion of 6 franchised restaurant into Company-operated restaurants, since January 1, 2023, caused revenues from franchised restaurants to increase by $3.8 million. The increase in rental income as a percentage of sales contributed $0.7 million to revenues, while the depreciation of the real against the U.S. dollar decreased revenues by $10.8 million.
In NOLAD, revenues from franchised restaurants increased by $3.1 million, or 9.0%, to $38.1 million in 2024. This increase was driven by higher comparable sales of 11.2%, which resulted in a $3.9 million growth in revenues. This was coupled with an increase in rental income as percentage of sales that contributed $0.5 million to sales. This was partially offset by the depreciation of local currencies which had a negative impact of $1.0 million, and the conversion of 10 franchised restaurants into Company-operated restaurants, partly offset by the net opening of 2 franchised restaurants since January 1, 2023, which caused revenues to decrease by $0.3 million.
In SLAD, revenues from franchised restaurants increased by $0.5 million, or 1.5%, to $33.0 million in 2024. This increase was driven by higher comparable sales of 96.2%, highly driven by hyperinflation in Argentina and Venezuela which resulted in a $31.4 million increase in revenues. This was coupled with the opening of 8 franchised restaurants and the conversion of 2 Company-operated restaurants into franchised restaurants since January 1, 2023, which increased revenues by $4.8 million. Moreover, higher rental income as a percentage of sales, contributed $0.5 million to revenues. This was partially offset by the depreciation of currencies against the U.S. dollar in the division, which caused a decrease in revenues of $36.2 million.
Operating Costs and Expenses
Food and Paper
Our total food and paper costs increased by $41.1 million, or 2.8%, to $1,498.9 million in 2024, as compared to 2023. As a percentage of our total sales by Company-operated restaurants, food and paper costs decreased 0.1 percentage points to 35.1%. This decrease is explained by higher price increases as compared to cost increases in several markets and better waste management.

In Brazil, food and paper costs increased by $23.0 million, or 4.2%, to $564.9 million in 2024. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 0.1 percentage points to 34.5%, primarily as a result of a less favorable product mix, partially offset by higher price increases as compared to costs and better waste management.
In NOLAD, food and paper costs increased by $30.4 million, or 7.8%, to $421.5 million in 2024. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.1 percentage points to 35.5%, mainly explained by product mix, partially offset by higher cost increases as compared to prices in Mexico, Panama and Puerto Rico.
In SLAD, food and paper costs decreased by $12.3 million, or 2.3%, to $512.4 million in 2024. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.3 percentage points to 35.5%, mainly explained by a better waste management and higher price increases as compared to costs, mainly in Argentina, Colombia and Uruguay.
Payroll and Employee Benefits
Our total payroll and employee benefits costs increased by $7.6 million, or 1.0%, to $797.6 million in 2024, as compared to 2023. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs decreased 0.4 percentage points to 18.7%. The decrease as a percentage of sales was mostly attributable to a recovery related to social security contributions in Brazil coupled with efficiencies in crew payroll.
In Brazil, payroll and employee benefits costs decreased by $17.6 million, or 6.0%, to $273.0 million in 2024. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased by 1.8 percentage points to 16.7%, mainly as a result of a recovery related to social security contributions coupled with efficiencies in crew payroll, partially offset by higher management expenses.
In NOLAD, payroll and employee benefits costs increased by $24.3 million, or 10.8%, to $249.7 million in 2024. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased by 0.5 percentage points to 21.0%, mainly due to growth of crew hour costs above average check growth in several markets of the division, driven by increases in minimum wage salaries, partially offset by higher crew productivity.
In SLAD, payroll and employee benefits costs increased by $ 0.9 million, or 0.3%, to $274.9 million in 2024. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits increased by 0.3 percentage points to 19.0%. This is mainly explained by an increase in crew hour costs above average check growth in most markets of the division partially offset by efficiencies in crew productivity.
Occupancy and Other Operating Expenses
Our total occupancy and other operating expenses increased by $83.9 million, or 7.3%, to $1,238.2 million in 2024, as compared to 2023. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses increased 1.1 percentage points to 29.0%, driven by higher delivery costs coupled with depreciation costs and utilities.
In Brazil, occupancy and other operating expenses increased by $19.8 million, or 4.5%, to $463.1 million in 2024. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 0.2 percentage points to 28.3%, mainly due to higher delivery costs partially offset by lower collection costs and efficiencies in fixed costs.
In NOLAD, occupancy and other operating expenses increased by $34.0 million, or 11.0%, to $341.9 million in 2024. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 0.7 percentage points to 28.8% due to higher depreciation costs, delivery costs and IT services expenses.
In SLAD, occupancy and other operating expenses increased by $30.0 million, or 7.4%, to $433.1 million in 2024. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 2.5 percentage points to 30.0%, due to higher delivery, depreciation costs coupled with higher utilities, IT services an Operating Supplies expenses.

Royalty Fees
Our total royalty fees increased by $16.1 million, or 6.5%, to $265.4 million in 2024, as compared to 2023. As a percentage of sales, royalty fees increased by 0.2 percentage points to 6.2% mainly due to higher sales compared to lower growth support funding, as a percentage of sales, provided by McDonald’s to Arcos Dorados, coupled with higher taxes over royalties.
In Brazil, royalty fees increased by $13.1 million, or 17.5%, to $87.6 million in 2024. As a percentage of sales, royalty fees increased by 0.6 percentage points to 5.4% mainly due to higher sales compared to lower growth support funding, as a percentage of sales, provided by McDonald’s to Arcos Dorados, coupled with higher taxes over royalties.
In NOLAD, royalty fees increased by $6.4 million, or 8.4%, to $82.2 million in 2024, as compared to 2023. As a percentage of sales, royalty fees remained unchanged, closing 2024 at 6.9%.
In SLAD, royalty fees decreased by $3.3 million, or 3.3%, to $95.6 million in 2024 due to lower sales in Argentina, as compared to 2023. As a percentage of sales, royalty fees decreased by 0.1 percentage points to 6.6%.
Franchised Restaurants—Occupancy Expenses
Occupancy expenses from franchised restaurants increased by $0.3 million or 0.4%, to $83.7 million in 2024, as compared to 2023, mainly due to higher rent expenses for leased properties, as a consequence of higher comparable sales from franchised restaurants coupled with higher taxes in Brazil. This was partially offset by depreciation of currencies, especially in Argentina, Brazil and Chile, against the U.S. dollar.
In Brazil, occupancy expenses from franchised restaurants decreased by $0.7 million, or 1.1%, to $60.2 million in 2024, as compared to 2023. This decrease in occupancy expenses from franchised restaurants was primarily due to depreciation of the Brazilian real against the U.S. dollar coupled with a lower bad debt reserve which was partially offset by higher rent expenses for leased properties, as a consequence of the increase in comparable sales from franchised restaurants, and higher taxes.
In NOLAD, occupancy expenses from franchised restaurants increased by $ 0.5 million, or 3.6%, to $13.0 million in 2024, as compared to 2023, mainly due to higher rent expenses for leased properties, as a consequence of higher comparable sales from franchised restaurants partially offset by the depreciation of the Mexican peso against the U.S. dollar.
In SLAD, occupancy expenses from franchised restaurants increased by $0.5 million, or 5.1%, to $10.5 million in 2024, as compared to 2023, mainly due to higher rent expenses for leased properties, as a consequence of the increase in comparable sales from franchised restaurants. This was partially offset by the depreciation of the Argentinean peso, the Chilean peso and Venezuelan bolívar against the U.S. dollar.
Set forth below are the margins for our franchised restaurants in 2024 as compared to 2023. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Years Ended December 31,
	2024	2023
Brazil	54.5%	52.0%
NOLAD	65.8%	64.0%
SLAD	68.3%	69.4%
Total	58.9%	57.1%

General and Administrative Expenses
General and administrative expenses decreased by $5.1 million, or 1.8%, from $285.0 million in 2023 to $279.9 million in 2024. This is explained primarily by the depreciation of currencies, especially the Argentine peso, that contributed $154.0 million to the reduction in general and administrative expenses and lower bonuses and other variable compensation. This was partially offset by higher payroll, outside services and occupancy expenses, mainly related to inflation in Argentina.
In Brazil, general and administrative expenses decreased by $2.8 million, or 4.0%, from $70.5 million in 2023 to $67.6 million in 2024. The decrease is explained by the depreciation of the Brazilian real against the U.S. dollar amounting to $5.3 million as well as lower payroll expenses of $0.8 million, coupled with a reduction in outside services expenses of $0.2 million. This was partially offset by higher occupancy expenses of $2.5 million, together with higher other expenses of $0.6 million and bonuses and other variable compensation of $0.3 million.
In NOLAD, general and administrative expenses increased by $2.7 million, or 5.5%, from $49.1 million in 2023 to $51.8 million in 2024. This increase is a result of higher outside services amounting to $3.0 million, coupled with higher payroll expenses of $2.3 million and higher occupancy expenses of $0.8 million as well as higher other expenses of $0.3 million and travel expenses of $0.2 million. This was partially offset by lower bonuses and other variable compensations expenses of $3.5 million and the depreciation of the Mexican Peso against the U.S. dollar, which contributed in a reduction of general and administrative expenses by $0.3 million.
In SLAD, general and administrative expenses increased by $7.2 million, or 13.4%, from $53.7 million in 2023 to $60.9 million in 2024. This increase is mainly explained by higher payroll expenses amounting to $29.1 million, together with bonuses and other variable compensation amounting to $6.2 million, mainly in Argentina due to its inflationary environment, and higher occupancy expenses amounting to $15.3 million. In addition, there were higher outside services amounting to $5.9 million, higher other expenses of $3.1 million, and higher travel expenses of $2.7 million. This was partially offset by the depreciation of various currencies against the U.S. dollar, mainly the Argentine peso, Venezuelan bolivar and Chilean peso, which resulted in a reduction of general and administrative expenses of $55.1 million.
General and administrative expenses for Corporate and others decreased by $12.2 million, or 10.9%, from $111.7 million in 2023 to $99.5 million in 2024. This decrease is mainly driven by the depreciation of various currencies against the U.S. dollar, mainly the Argentine peso and Brazilian real, amounting to $93.3 million, coupled with lower bonuses and other variable compensations of $15.0 million. This was partially offset by higher expenses mainly related to Argentina’s inflation, as a portion of our Corporate expenses are denominated in Argentine pesos. Payroll expenses increased $51.2 million, while outside services grew $28.0 million and other expenses increased by $7.4 million. In addition, there were higher travel expenses amounting to $5.5 million and higher occupancy expenses amounting to $3.8 million.
Other Operating Income, net
Other operating income, net increased by $16.1 million, to a gain of $18.0 million in 2024. This increase was primarily attributable to the positive impact of a recovery related to social security contributions in Brazil by $5.6 million, a reduction in write-offs and impairment of long-lived assets by $7.3 million and a higher gain from sale and insurance recovery of property and equipment of $3.5 million.
Operating Income

	For the Years Ended December 31,		% Change
	2024	2023
	(in thousands of U.S. dollars)
Brazil	$269,019	$230,024	17.0%
NOLAD	67,412	73,237	(8.0)%
SLAD	87,406	121,683	(28.2)%
Corporate and other and purchase price allocation	(99,322)	(110,905)	10.4%
Total	324,515	314,039	3.3%
Operating income increased by $10.5 million, or 3.3%, to $324.5 million in 2024 from $314.0 million in 2023, as a result of the foregoing factors discussed above.

Net Interest Expense and other financing results
Net interest expense and other financing results increased by $14.9 million, or 46.4%, to $47.2 million in 2024, as compared to 2023. The increase was primarily explained by lower net financing gains during 2024 compared to 2023 for $34.9 million partially offset by the positive impact in the loss from securities transactions during 2024 compared to 2023 for $20.6 million.
Gain (loss) from Derivative Instruments
Gain (loss) from derivative instruments increased by $14.1 million to a gain of $0.9 million in 2024, from a loss of $13.2 million in 2023, attributable to the results of derivatives instruments not designated as hedge accounting.
Foreign Currency Exchange Results
Foreign currency exchange results decreased by $25.9 million, from a gain of $10.8 million in 2023 to a loss of $15.1 million in 2024. The variation was primarily attributable to the impact of the depreciation of the Brazilian real of 27.2% which resulted in a loss of $16.1 million on the outstanding U.S. dollar-denominated intercompany loans partially offset by a gain in derivatives in 2024, compared to a gain of $7.8 million in 2023.
Other Non-operating Expenses, Net
Other non-operating expenses, net increased by $2.7 million to $3.9 million in 2024, as compared to $1.2 million in 2023.
Income Tax Expense, net
Income tax expense, net increased by $14.2 million, from $95.7 million in 2023 to $109.9 million in 2024. The consolidated effective tax rate was 42.4% in 2024, as compared to 34.4%, primarily explained by remeasurement and inflationary impacts, which decreased income tax by $2.6 million in 2024 compared to a decrease by $16.2 million in 2023.
See Note 16 to our consolidated financial statements for additional information.
Net Income Attributable to Non-controlling Interests
Net income attributable to non-controlling interests was $0.6 million in the full year ended December 31, 2024.
Net Income Attributable to Arcos Dorados Holdings Inc.
As a result of the foregoing, net income attributable to Arcos Dorados Holdings Inc. decreased by $32.5 million from a gain of $181.3 million in 2023, to a gain of $148.8 million in 2024.

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

Sales by Company-operated Restaurants
Total sales by Company-operated restaurants increased by $680.2 million, or 19.7%, from $3,457.5 million in 2022 to $4,137.7 million in 2023. This growth was mainly driven by the increase in traffic in the Territories of 6.2%, together with the increase of 29.2% in average check in all divisions, both of which led to an increase in comparable sales by Company-operated restaurants of $1,288.1 million. In addition, the opening of 107 Company-operated restaurants, the closure of 36 Company-operated restaurants and the conversion of 28 franchised restaurants into Company-operated restaurants since January 1, 2022, contributed $120.8 million to sales. This was partially offset by the depreciation of currencies against the U.S. dollar, which resulted in a $728.7 million sales decline, mainly in Argentina and Venezuela.
In Brazil, sales by Company-operated restaurants increased by $254.9 million, or 19.3%, to $1,574.8 million in 2023. This was primarily due to an increase of comparable sales of 11.4%, as a result of an increase in traffic of 6.0%, and an average check growth of 5.1% related to price increases and revenue management strategies that improved product mix, which resulted in a sales increase of $150.2 million. In addition, 54 net restaurants openings coupled with the conversion of 4 franchised restaurants into Company-operated restaurants since January 1, 2022 resulted in a $50.3 million increase in sales and the appreciation of the Brazilian real against the U.S. dollar, resulted in a sales increase of $54.4 million.
In NOLAD, sales by Company-operated restaurants increased by $207.6 million, or 23.3%, to $1,098.0 million in 2023. This was due to a comparable sales growth of 10.5%, which resulted in a sales increase of $95.4 million, as a result in part of an increase in traffic of 6.2% and in average check of 4.1%. The conversion of 20 franchised restaurants into Company-operated restaurants, the opening of 24 Company-operated restaurants and the closing of 3 Company-operated restaurants since January 1, 2022, had a positive impact of $34.9 million to sales, while the appreciation of local currencies also had a $77.3 million positive impact on sales.

In SLAD, sales by Company-operated restaurants increased by $217.7 million, or 17.5%, to $1,464.9 million in 2023. This was the result of an increase in traffic of 6.6% and in average check of 73.9% in the SLAD division that led to an increase in comparable sales of $1,042.5 million. In addition, the opening of 22 Company-operated restaurants and the closure of 26 Company-operated restaurants, coupled with the conversion of 4 franchised restaurants into Company-operated restaurants, since January 1, 2022 contributed $35.6 million to the increase in sales. This was partially offset by the depreciation of currencies against the U.S. dollar, in particular the Argentine peso, the Venezuelan bolívar and Colombian Peso, which caused sales to decrease by $860.4 million in 2023.
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
To further support our cash position, we have maintained a revolving credit facility with JPMorgan since 2019 for a total amount of $25 million. This revolving credit facility can be drawn at any time and was renewed in December 2022 with its maturity date extended to February 2024. On February 15, 2024, the Company renewed it upon the same terms and conditions maturing on February 17, 2026. In addition, on April 15, 2025, our subsidiary Arcos Dorados B.V. entered into a revolving credit facility with Itaú Unibanco S.A., Nassau Branch for a total of $25 million. This revolving credit facility will mature on April 14, 2026. Furthermore, on October 31, 2024, we and our subsidiary Arcos Dorados B.V. entered into a new revolving credit facility with Banco Santander (Brasil) S.A. for a total amount of $25 million, maturing on October 31, 2026. In total, we have $75 million in committed credit lines at the holding level. See “—Revolving Credit Facilities”.

We are comfortable we maintain sufficient uncommitted credit facilities in excess of our daily cash needs as of the end of 2024. As of December 31, 2024, we had a total cash, cash equivalents and short-term investments position of $138.6 million, which is more than three times the annual interest payment due on our outstanding senior notes. Furthermore, considering the committed credit lines available to us, we have more than five times the annual interest payment on our outstanding senior notes in available cash under such credit lines.
As of December 31, 2024 our cash position (cash and cash equivalents and short-term investments) in Argentina and Venezuela, which are considered highly inflationary markets represented 20% and 3.1%, respectively, of our consolidated cash position. Although these markets are subject to restrictions on cash remittances, these limitations did not materially affect our operations, as both countries have in place alternative legal mechanisms to obtain U.S. dollars. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls” for further information regarding exchange controls for Argentina. In addition, over the years we have been able to mitigate cost increases tied to inflation in these markets through our revenue management strategy. Moreover, in case we need to incur indebtedness in these markets, we also have available sufficient instruments to fund such incurrence.
Debt Profile
We evaluate our debt profile considering the following variables:
•Total indebtedness level
•Total senior notes annual interest payments and yield
•Total cash and equivalents position
•Debt maturities and average life of debt
•Gross and net leverage
•Interest coverage
•Other financial covenants including in financial arrangements
Through these variables, we evaluate our liquidity and refinancing risk. For more information on liquidity risk, see above “—Cash position, credit lines and liquidity risk.” As of the date of this report, regarding refinancing risk, the Company faces the following material maturities:

	Maturity date	Outstanding amount (in thousands of U.S. Dollars)	Interest rate
2027 Notes	April 4, 2027	—	5.875%
2029 Notes	May 27, 2029	334,200	6.125%
2032 Notes	January 29, 2032	600,000	6.375%
In January 2025, we announced a tender offer to repurchase any and all of our $385,986,000 2027 notes outstanding, as a result of which we repurchased $136,145,000 of our 2027 notes, plus accrued and unpaid interest. On April 4, 2025, we redeemed the entirety of the 2027 notes then outstanding at 100% of the aggregate principal amount outstanding, plus accrued and unpaid interest, as a result of which the 2027 notes have been cancelled.
Therefore, the refinancing risk as a whole is considerably reduced in the short and medium term. Additionally, the notes’ maturities are denominated in U.S. dollars with a fixed interest rate, which mitigates our interest rate risk exposure.
Derivatives
An important part of our financial strategy is the analysis of our foreign exchange risk, given that a substantial part of the cash flow we generate is denominated in local currencies such as Brazilian reais, Chilean pesos, Euros, Uruguayan pesos, Argentinian pesos, Colombian pesos and Mexican pesos, among others. Conversely, part of our liabilities are denominated in U.S. dollars. To help reduce our exposure to foreign exchange risk, we focus on purchasing locally sourced products to the extent possible. With respect to the products and supplies that are not locally sourced, we have a risk management policy to hedge our exposure with a rolling hedges strategy, taking hedges of nine months or more, of up to 50% of our projected exposure.
Furthermore, we are subject to foreign exchange risk because most of our debt is denominated in U.S. dollars. See “—2029 Sustainability-Linked Notes” and “—2032 Notes”. To mitigate this exposure, we entered into a series of long-term derivative instruments (See Note 13 to our consolidated financial statements for more detail.). This allows us to synthetically convert U.S. dollar denominated debt into local currency denominated debt, such as Brazilian reais. While this generates an additional interest payment (due to local currency rates being higher than U.S. dollar interest rates), it reduces the refinancing risk in events of sudden currency depreciation. Our derivatives portfolio is intended to balance the cost of hedging and the resulting risk mitigation.
Overview
Net cash provided by operations decreased by $115.2 million, from $382 million in 2023 to $266.8 million in 2024. Cash used in our investing activities was $280.3 million in 2024, compared to $380.3 million in 2023. Cash used in financing activities was $37.2 million in 2024, compared to cash used in financing activities of $11.8 million in 2023. In 2024, Cash used in financing activities included $15.3 million deriving from the payment of derivative instruments and derivative premiums, and dividend payments of $50.6 million.
Net cash provided by operations increased by $36.5 million, from $345.4 million in 2022 to $382 million in 2023. Cash used in our investing activities was $380.3 million in 2023, compared to $259.6 million in 2022. Cash used in financing activities was $11.8 million in 2023, compared to cash used in financing activities of $60 million in 2022. In 2023, Cash used in financing activities included $22.9 million deriving from financing results related to the payment of the 2023 notes and repurchases of the 2027 and 2029 notes, and dividend payments of $40 million.
As of December 31, 2024, our total financial debt was $707.6 million (including interest payable), consisting of $718.6 million in long-term debt (of which $378.3 million related to the 2027 notes, including the original issue discount, $331.2 million related to the 2029 notes, including the original issue discount, and $9.1 million in finance lease obligations, partially offset by $2.8 million related to deferred financing costs), $7.8 million in interest payable and $60.3 million in short-term debt, the amount of which was offset by $79 million related to the fair market value of our outstanding net derivative instruments position.
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
Cash and cash equivalents were $135.1 million at December 31, 2024 and $196.7 million at December 31, 2023.
Comparative Cash Flows
The following table sets forth our cash flows for the periods indicated:

	For the Years Ended December 31,
	2024	2023	2022
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$266,847	$381,965	$345,437
Net cash used in investing activities	(280,331)	(380,349)	(259,649)
Net cash used in financing activities	(37,162)	(11,823)	(59,978)
Effect of exchange rate changes on cash and cash equivalents	(10,951)	(60,069)	(37,703)
Decrease in cash and cash equivalents	(61,597)	(70,276)	(11,893)

Operating Activities

	For the Years Ended December 31,
	2024	2023	2022
	(in thousands of U.S. dollars)
Net income attributable to Arcos Dorados Holdings Inc.	$148,759	$181,274	$140,343
Non-cash charges and credits	178,399	178,074	120,778
Changes in assets and liabilities	(60,311)	22,617	84,316
Net cash provided by operating activities	266,847	381,965	345,437

For the year ended December 31, 2024, net cash provided by operating activities was $266.8 million, compared to $382 million in 2023. The $115.2 million decrease is attributable to the decrease of net income net of non-cash charges and credits contributed by $32.2 million, and the decrease of the change in assets and liabilities of $82.9 million.
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
The following table presents our cash used in by investing activities by type:

	For the Years Ended December 31,
	2024	2023	2022
	(in thousands of U.S. dollars)
Property and equipment expenditures	$(327,636)	$(360,097)	$(217,115)
Purchases of restaurant businesses paid at acquisition date	(6,083)	(2,081)	(4,800)
Proceeds from sales of property and equipment, restaurant businesses and related advances	8,210	2,540	2,714
Proceeds from short-term investments	76,114	66,735	—
Acquisitions of short-term investments	(30,000)	(86,719)	(41,083)
Other investing activity	(936)	(727)	635
Net cash used in investing activities	(280,331)	(380,349)	(259,649)

The following table presents our property and equipment expenditures by type:

	For the Years Ended December 31,
	2024	2023	2022
	(in thousands of U.S. dollars)
New restaurants	$127,109	$141,591	$72,332
Existing restaurants	141,036	162,393	89,183
Other(1)	59,491	56,113	55,600
Total property and equipment expenditures	327,636	360,097	217,115

(1)Primarily software and information technology expenditures.

In 2024, net cash used in investing activities was $280.3 million, compared to $380.3 million in 2023. This $100 million decrease was primarily attributable to a decrease in property and equipment expenditures of $32.5 million, to the acquisition of short-term investments amounting to $56.7 million, and the increase of proceeds from short-term investments of $9.4 million in comparison with 2023.
Property and equipment expenditures decreased by $32.5 million, from $360.1 million in 2023 to $327.6 million in 2024. The decrease in property and equipment expenditures is explained by a decrease in existing restaurants of $21.4 million, a decrease in investment in new restaurants of $14.5 million partially offset by an increase in software and information technology expenditures of $3.4 million. In 2024, we opened 85 restaurants and closed 18 restaurants.
Other investing activities increased by $0.2 million in 2024, mainly due to less proceeds from franchised notes in 2024.
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
Other investing activities increased by $1.4 million in 2023, mainly due to less proceeds from franchised notes in 2023.
Financing Activities

	For the Years Ended December 31,
	2024	2023	2022
	(in thousands of U.S. dollars)
Collection of derivative instruments	$331	$30,880	$—
Payments related to derivative instruments and derivative premiums	(15,274)	(3,296)	—
Issuance of 2029 Notes	—	—	349,969
Open Market Repurchases of 2029 Senior Notes	—	(2,813)	(12,014)
Cash Tender & Open Market Repurchases of 2027 Senior Notes	—	(1,904)	(159,034)
Settlement at maturity, Cash Tender, Partial Redemption & Open Market Repurchases of 2023 Senior Notes	—	(18,224)	(192,380)
Dividend payments to Arcos Dorados Holdings Inc. shareholders	(50,557)	(40,022)	(31,587)
Net short-term borrowings	34,168	29,384	359
Payments of other Long-term Debt	(500)	(800)	(8,327)
Other financing activities	(5,330)	(5,028)	(6,964)
Net cash used in financing activities	(37,162)	(11,823)	(59,978)

Net cash used in financing activities was $37.2 million in 2024, compared to $11.8 million in 2023. The $25.4 million increase in the amount of cash used in financing activities was primarily attributable to the payments related to derivative instruments and derivative premiums of $12 million, to the dividends paid in cash of $10.6 million, and the decrease of the collection of derivative instruments of $30.6 million, partially offset by the settlement at maturity of the 2023 senior notes during 2023 for $18.2 million.
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
Revolving Credit Facilities
JPMorgan
On February 14, 2024, the Company entered into an amendment to its existing revolving credit facility with JPMorgan for up to $25 million maturing on December 11, 2020. Pursuant to this amendment, the maturity date was extended to February 17, 2026. Pursuant to this agreement, as amended, we are required to comply with a net indebtedness (including interest payable) to EBITDA ratio of less than 3.00 to 1.00 as of the last day of each fiscal quarter. Each loan made to the Company under this amended and restated agreement bears interest at an annual rate equal to a Term SOFR base rate plus 3.10%.
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
As of December 31, 2024, our net indebtedness (including interest payable) to EBITDA ratio was 1.14x and as such we were in compliance with such ratio.
Banco Santander (Brasil) S.A.
On October 31, 2024, we and our subsidiary Arcos Dorados B.V. entered into a revolving credit facility with Banco Santander (Brasil) S.A., Grand Cayman Branch, for up to $25 million maturing on October 31, 2026. Each loan made to us or Arcos Dorados B.V. under this agreement will bear interest at an annual rate equal to Term SOFR plus a range between 3.20% and 3.60% per annum.
Our and Arcos Dorados B.V.’s obligations under the loans granted pursuant to the revolving credit facility are guaranteed by Arcos Dourados Comércio de Alimentos S.A. on an unconditional basis. Furthermore, the revolving credit facility includes customary covenants including, among others, restrictions on our ability, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; and (vi) engage in transactions that violate certain anti-terrorism laws. The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require Banco Santander (Brasil) S.A. to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.
Itaú Unibanco
On April 15, 2025, our subsidiary Arcos Dorados B.V. entered into a revolving credit facility with Itaú Unibanco S.A., Nassau Branch, for up to $25 million maturing on April 14, 2026. Each loan made to Arcos Dorados B.V. under this agreement will bear interest at an annual rate equal to Term SOFR plus a range between 2.80% and 4.90% per annum.
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

2027 Notes
In April 2017, we issued senior notes for an aggregate principal amount of $265.0 million under an indenture dated April 4, 2017, which we refer to as the 2027 notes. The 2027 notes mature on April 4, 2027 and bear interest of 5.875% per year. Interest is paid semiannually on April 4 and October 4, commencing on October 4, 2017. The proceeds from the issuance of the 2027 notes were used to repay the 2016 Secured Loan Agreement and unwind the related derivative instruments, to pay the principal and premium on the 6.625% Senior Notes due 2023 in connection with the March 2017 tender offer to purchase for cash up to $80 million aggregate principal amount of the properly tendered (and not validly withdrawn) outstanding 2023 notes and for general corporate purposes.
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
As of December 31, 2024, $379.3 million aggregate principal amount of the 2027 notes was outstanding.
On January 15, 2025, we launched a tender offer to purchase for cash any and all outstanding 2027 notes for a total consideration of $1,000 (expressed as a whole a number) per $1,000 (expressed as a whole number) principal amount of 2027 notes validly tendered and accepted for purchase plus accrued interest, which expired on January 23, 2025. As a result of the tender offer, we repurchased 35.27% of the outstanding principal amount of the 2027 notes. The total payment was $136.1 million plus accrued and unpaid interest. All tendered 2027 notes were cancelled on January 29, 2025.
On April 4, 2025, we exercised our right to redeem all of the outstanding principal amount outstanding of the 2027 notes at a redemption price equal to 100% of the principal amount of the 2027 notes outstanding, plus accrued and unpaid interest thereon. As a consequence of the redemption, all 2027 notes have been cancelled.
The 2027 notes were fully and unconditionally guaranteed on a senior unsecured basis by certain of our subsidiaries. The 2027 notes and guarantees (i) were senior unsecured obligations and ranked equal in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness; (ii) were effectively junior to all of our and the ‘guarantors’ existing and future secured indebtedness to the extent of the assets securing that indebtedness; and (iii) were structurally subordinated to all obligations of our subsidiaries that are not guarantors.
The indenture governing the 2027 notes limited our and our subsidiaries’ ability to, among other things, (i) incur additional indebtedness; (ii) make certain restricted payments; (iii) create certain liens; (iv) enter into sale and lease-back transactions; and (v) consolidate, merge or transfer assets. These covenants were subject to important qualifications and exceptions. The indenture governing the 2027 notes also provided for events of default which would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2027 notes to be due and payable immediately.

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
Additionally, as a result of our credit rating increasing to investment grade, as of January 16, 2025, covenants in our indenture related to the incurrence of additional indebtedness and making restricted payment, among others, have been suspended. If our credit rating were to be downgraded again, these covenants shall be reinstated.
The indenture governing the 2029 sustainability-linked notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2029 sustainability-linked notes to be due and payable immediately.
2032 Notes
In January 2025, our subsidiary Arcos Dorados B.V. issued senior notes for an aggregate principal amount of $600 million under an indenture dated January 29, 2025, which we refer to as the 2032 notes. The 2032 notes mature on January 29, 2032 and bear interest of 6.375% per year. Interest is paid semiannually on January 29 and July 29, commencing on July 29, 2025. The proceeds from the issuance of the 2032 notes were used to fund the tender offer for cash of any and all of our 2027 notes and for general corporate purposes.
The 2032 notes are redeemable at our option under certain circumstances as set forth in the indenture at the applicable redemption prices set forth therein.

The 2032 notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our subsidiaries. The 2032 notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of our and the ‘guarantors’ existing and future secured indebtedness to the extent of the assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of our subsidiaries that are not guarantors.
The indenture governing the 2032 notes limits our and our subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the 2032 notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2032 notes to be due and payable immediately.
Contractual Obligations
The following table presents information relating to our contractual obligations as of December 31, 2024.

	Payment Due by Period
Contractual Obligations	Total	2025	2026	2027	2028	2029	Thereafter
	(in thousands of U.S. dollars)
Finance lease obligations(1)	$12,858	$1,990	$1,430	$1,431	$1,431	$1,322	$5,254
Operating lease obligations	$1,874,969	149,581	143,072	137,374	130,669	124,585	1,189,688
Contractual purchase obligations(2)	$222,148	122,915	38,486	21,345	9,715	9,769	19,918
2027 and 2029 notes(1) (3)	$861,283	42,750	42,752	410,876	20,470	344,435	—
Other long term borrowings	$2,791	1,375	—	—	3	59	1,354
Derivative instruments	$81,091	1,218	522	52,923	1,545	24,883	—
Total (4)	$3,055,140	$319,829	$226,262	$623,949	$163,833	$505,053	$1,216,214

(1)    Includes interest payments.
(2)    Includes automatic annual renewals, which contains only enforceable and legally binding unconditional obligations corresponding to prevailing agreements without considering future undefined renewals when the agreement is cancellable by us. This type of purchase obligation represents $9.1 million of contractual obligations for 2024 only.
(3)    Does not include the impact of the deferred financing costs and the net discount related to the issue of the 2027 and 2029 notes. Does not reflect the redemption of all of the aggregate principal amount of the 2027 notes outstanding on April 4, 2025.
(4)    Total amounts do not reflect payment obligations pursuant to our 2032 notes, which were issued on January 29, 2025. See “—2032 Notes” for further detail.

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
•    Nutrition & Healthier products: Consumers are increasingly seeking healthier products and showing greater interest in understanding their nutritional content. Additionally, they are demanding more transparency about the origin of our products and how they are sourced.
•    Product offerings: Our beverages, core meals, desserts, breakfast items, reduced-calorie and sodium products, and value menu offerings have been popular among customers. Combined with our revenue management, these offerings have helped us remain relevant to our customers, especially as many are increasingly choosing products with offer prices, particularly through our digital channels.
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
•    Social unrest: The recent politically and economically complex scenario in the world, and specifically in Latin America has sparked social unrest in several countries, including Argentina, Brazil, Perú, Venezuela and Ecuador. Some of those protests caused disruption of our services, due to road blocks, curfews and labor issues, and we have also suffered property damages in some cases. Any continuation of or increase in social unrest in 2025 could lead to additional operational costs, a decline in sales or other negative impacts on our results.
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

•Changing Consumer Trends: In 2023, the industry witnessed a blending of ‘dining out’ and ‘ordering in,’ as more consumers sought to replicate the restaurant experience at home. This shift was a natural extension of the post-pandemic habits developed over the past few years. While people still craved the dining experience, their spending behaviors adapted accordingly. In 2024, consumers are increasingly returning to their pre-pandemic habits, although some behaviors have been permanently transformed. The balance between seeking value and indulging in splurges, the demand for personalization, and the need for a seamless mobile ordering experience are all shaping the restaurant industry, as diner expectations and experiences continue to evolve.
•Diversity & Inclusion Consciousness: There has been a growing consciousness in Latin American and Caribbean societies generally in living in a more respectful and tolerant environment. Activism on this matter has been growing, increasing the visibility and awareness of companies’ diversity and inclusion policies and activities. In particular, there has been a growing focus on activism in support of gender equality. We are making some changes in our operations, in line with our support of more gender equality, including, but not limited to, the implementation of gender neutral bathrooms in our restaurants.
•Artificial Intelligence: The rapid spread of the AI tools and their usage is changing the world and redefining many aspects of business. This brings many opportunities to manage the business more efficiently, also providing customers with more convenient, superior experiences. We are already using and testing several AI-generated tools in many aspects of the business to capture their full potential.
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
Pursuant to our articles of association, our Board of Directors is divided into three classes. There is no distinction in the voting or other powers and authorities of directors of different classes. The members of each class serve staggered, three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of shareholders in the year in which their term expires. At our most recent annual general meeting of shareholders, held on April 25, 2025, our shareholders re-elected Mrs. Annette Franqui, Mr. Hernández-Artigas, Mr. Marcelo Rabach and Mrs. Cristina Presz Palmaka De Luca to serve as Class II directors.
The classes are currently composed as follows:
•Mr. Woods Staton, Mr. Alonso and Mr. Francisco Staton are Class I directors, whose term will expire at the annual meeting of shareholders to be held in 2027;
•Mr. Hernández-Artigas, Mrs. Franqui, Mr. Rabach and Mrs. Presz Palmaka De Luca are Class II directors, whose term will expire at the annual meeting of shareholders to be held in 2028; and
•Mr. Chu, Mr. Vélez, Mr. Fernández and Ms. Berman are Class III directors, whose term will expire at the annual meeting of shareholders to be held in 2026;

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
The following table presents the names of the members of our Board of Directors:

Name	Position	Age
Woods Staton	Executive Chairman	75
Marcelo Rabach	CEO	55
Sergio Alonso	Director	62
Annette Franqui	Director	63
Carlos Hernández-Artigas	Director	60
Michael Chu	Director	76
José Alberto Vélez	Director	75
José Fernández	Director	62
Francisco Staton	Director	44
Cristina Presz Palmaka De Luca	Director	57
Karla Berman	Director	45
The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Río Negro 1338, First Floor, Montevideo, Uruguay (CP 11100) and Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB).
Woods Staton. Mr. Woods Staton is the founder and controlling shareholder of Arcos Dorados as well as the Executive Chairman of the Company’s Board of Directors. Mr. Staton previously served as the Company’s first CEO, holding the position from the Company’s founding in 2007 until October 2015. Mr. Staton began his career in the McDonald’s system in the mid-1980s, as Country Manager for Argentina. Shortly thereafter, he became McDonald’s Joint Venture partner for Argentina and, in 1986, opened the country’s first McDonald’s restaurant in Buenos Aires. During his tenure as JV partner, he was closely involved with the opening of both the Chilean and Uruguayan markets, later becoming President of McDonald’s South Latin American Division (SLAD). He founded Arcos Dorados after acquiring the Master Franchise rights, along with three private equity partners, for the territories across Latin America and the Caribbean that comprise the Company’s operating footprint. Mr. Staton is a co-founder of Endeavor Argentina, a foundation that promotes entrepreneurship in that country and has since expanded to several other countries. He is on the Latin America Advisory Board of Harvard Business School and is a Supervisory Board Member of IMD in Switzerland. He was recently invited to be on the Board of Trustees of Ronald McDonald House Charities (RMHC) in Chicago. He has also served as the Chair of the Advisory Board of the Woodrow Wilson Center for Latin America for eight years. Mr. Staton holds an MBA from the International Institute for Management Development (IMD) in Switzerland and a bachelor’s degree in economics from Emory University in Atlanta, Georgia (USA).
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

Sergio Alonso. Mr. Alonso has been a member of our board of directors since 2010. Mr. Alonso was our Chief Executive Officer from 2015 to 2019 after serving as our Chief Operating Officer from 2007 to 2015. Prior to that, he was McDonald’s Divisional President in Brazil. Mr. Alonso began his career at McDonald’s as Accounting Manager and subsequently moved to the operations area, being promoted to Vice President of Operations after six years. From 1999 until 2003, Mr. Alonso was involved in the development of the Aroma Café brand in Argentina. In addition, in July 2017, Mr. Alonso was appointed as a member of the board of directors of Loma Negra Compañía Industrial Argentina S.A., a leading cement producer in Argentina, where Mr. Alonso chairs the Audit Committee. In February 2023, Mr. Alonso was appointed as a Member of the Board of Directors of Universidad Austral, one of the most prestigious private universities in Argentina, where he also chairs the Finance and Administration Committee. Mr. Alonso graduated with a degree in Accounting from Universidad de Buenos Aires in 1986. Mr. Alonso has completed the Corporate Director Certification Program at Harvard Business School.
Annette Franqui. Mrs. Franqui has been a member of our board of directors since 2007. She is the Chair of the Finance Committee and is also a member of the Compensation and Nomination Committee of the Board of Directors of Arcos Dorados. She graduated with a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania in 1984 and an MBA from the Stanford Graduate School of Business in 1986. She is also a Chartered Financial Analyst. Mrs. Franqui has significant experience serving on public boards as well as a finance executive in the region. Mrs. Franqui began her career in 1986 with J.P. Morgan and joined Goldman Sachs in 1989. In 1994, she returned to J.P. Morgan where she became a Managing Director and the Head of the Latin America Research Department. Mrs. Franqui joined Panamerican Beverages Inc. (NYSE: PB) in 2001 as Vice President of Corporate Finance and became the Chief Financial Officer in 2002. She is one of the founding partners of Forrestal Capital, a business and investment advisory firm formed in 2003 to service the original Latin American founding families of Panamerican Beverages Inc. Mrs. Franqui also serves on the boards of directors of Affiliated Managers Group, Inc. (NYSE: AMG), where she is a member of the Audit Committee, and OFG Bancorp (NYSE: OFG), where she is a member of both the Compensation Committee and the Corporate Governance and Nominating Committee. She also served on the board of directors of the not-for-profit AARP, from 2014 to 2023, serving as Chair during her last three years.
Carlos Hernández-Artigas. Mr. Hernández-Artigas is an independent member of our board of directors. He joined our board in 2007 and is Chairman of the Compensation and Nomination Committee. Mr. Hernández-Artigas worked as a lawyer for several years in Mexico and as a foreign attorney in Dallas, Texas and New York. He served as the General Counsel, Chief Legal Officer and Secretary of Panamco for ten years. He is an advisor at Big Sur Partners in Miami, Florida and is currently a board member of MAC Hospitales in Mexico. He graduated from the Escuela de Derecho at Universidad Panamericana, in 1987 and University of Texas at Austin, School of Law in 1988. He received an MBA from IPADE in Mexico City in 1996.
Michael Chu. Mr. Chu has been an independent member of our board of directors since April 2011 and is a member of our Audit Committee. He graduated with honors from Dartmouth College in 1968 and received an MBA with highest distinction from the Harvard Business School in 1976. From 1989 to 1993, Mr. Chu served as an executive and limited partner in the New York office of the private equity firm Kohlberg Kravis Roberts & Co. From 1993 to 2000, Mr. Chu was with ACCION International, a nonprofit corporation dedicated to microfinance, where he served as President and CEO and participated in the founding and governance of various banks in Latin America. Mr. Chu currently holds an appointment as Executive Fellow at the Harvard Business School, after retiring from 21 years on the Faculty where he served as Chair for Latin America. He is also Partner Emeritus and cofounder of the IGNIA Fund, a venture capital firm dedicated to investing in disruptive business models serving the emerging middle class and low-income populations in Mexico and Latin America. He was a founding partner of, and continues to serve as Senior Advisor to, Pegasus Group, a private equity firm in Buenos Aires.
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

José Fernández. Mr. Fernandez is an independent member of our board of directors. He joined our board on October 1, 2013 and is currently a member of our Audit Committee. He also previously served as a member of the Compensation and Nomination Committee. Mr. Fernández was the Divisional President for SLAD until 2013. He held the positions of Development Director, Development Vice President and Managing Director of McDonald’s Argentina before becoming the Divisional President for SLAD. In August 2019, Mr. Fernández was appointed as a member of the board of directors of Cencosud Shopping S.A. (CENCOMALLS.SN) in Chile and he has been a member of the board of directors of The Fresh Market Inc., NC, USA since July 2022.Mr. Fernández is a Mechanical Engineer with a degree from Instituto Tecnológico Buenos Aires and began his career at McDonald’s in 1986.
Francisco Staton. Mr. Staton, has been a member of our board of directors since April 2018. Mr. Staton served in several leadership positions at Arcos Dorados, including Divisional President for SLAD, Divisional President for the Caribbean Division and Managing Director for Colombia, Aruba, Curaçao and Trinidad & Tobago. He joined the Arcos Dorados executive team in 2013 as Senior Manager of Business Development for our NOLAD Division. Prior to serving as Senior Manager of Business Development for our NOLAD Division, he held different operating roles within the organization and also worked as a consultant at the Boston Consulting Group office in Buenos Aires. Mr. Staton completed his undergraduate studies at Princeton University in 2003, and subsequently earned an MBA from Columbia Business School in 2010. He has served on the board of Princeton in Latin America since 2015. Mr. Staton is the son of our Executive Chairman, Woods Staton.
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

Luis Raganato. Mr. Raganato, 55, has been our Chief Operating Officer since July 2019. Prior to his appointment as such, he was the Divisional President for the Caribbean, and before that, the General Director of Arcos Dorados in Peru. Mr. Raganato began his career at Arcos Dorados in 1991 as a Trainee in the Nuevocentro Shopping location in the province of Córdoba, Argentina and has held various positions in Operations Management over the years. Mr. Raganato holds a Bachelor’s degree in Business Administration from Instituto Aeronáutico de Argentina, a Master’s degree in Marketing and Business Development from Escuela Superior de Estudios de Marketing de Madrid and an MBA from Universidad de Piura, Peru.
Mariano Tannenbaum. Mr. Tannenbaum, 51, is our Chief Financial Officer. He joined Arcos Dorados in 2008 and has held several positions at the corporate level, with his last position being Senior Director of Corporate Finance. Previously, Mr. Tannenbaum had a long international career in Europe and the United States. He worked for the IFG Group in Switzerland, for Tyco International in Switzerland and Princeton, New Jersey and for Sabre Holdings in London. He began his career working for an economic consulting firm in Argentina as well as for the Argentine government, as part of the Ministry of Treasury and Public Finances. Mr. Tannenbaum has an economics degree from the Universidad de Buenos Aires, a Master’s in finance from the Universidad Torcuato Di Tella and an MBA with a concentration in finance from the London Business School.
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
The following table lists our current senior management:

Name	Position	Initial Year of Appointment	At Arcos Dorados Since
Carlos Gonzalez	Divisional President—SLAD	2024	2000
Rogerio De Moraes Barreira	Divisional President—Brazil	2022	1984
Gustavo Pascualino	Divisional President—NOLAD	2021	1989
Juan David Bastidas	Chief Legal Counsel	2010	2010
Sebastian Magnasco	Vice President of Development	2007	1994
Santiago Blanco	Chief Marketing and Digital Officer	2019	2019
Luana Matos	Vice President of People and Culture	2023	2023
Karina Montiel	Vice President of Supply Chain	2021	1996
Marlene Fernandez del Granado	Vice President of Government Relations	2011	2009
David Grinberg	Vice President of Corporate Communications	2018	2010
Magdalena Gonzalez Victorica	Chief Technology Officer	2021	1999
Daniel Schleiniger	Vice President of Investor Relations	2015	2014
Gabriel Serber	Vice President of Social Impact and Sustainable Development	2021	1990

The following is a brief summary of the business experience of our senior management team who are not also executive officers. Unless otherwise indicated, the current business addresses for our senior management team is Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB) and Río Negro 1338, First Floor, Montevideo, Uruguay (CP 11100).
Carlos Gonzalez. Mr. Gonzalez, 60, was appointed Divisional President for SLAD in November 2024. Prior to his appointment, Mr. Gonzalez served as Arcos Dorados’ Managing Director for Chile, beginning in 2011. He began his career in the financial and automotive sectors before joining McDonald’s Chile in 2000. During his tenure, Mr. Gonzalez held various operational and leadership roles within the Company. He has a degree in Public Administration from the University of Chile in 1989 and has completed various postgraduate studies in marketing and management as well as a Masters in Business Management from Adolfo Ibáñez University.

Rogerio Barreira. Mr. Barreira, 56, was appointed Divisional President for Brazil in July 2022. Prior to his appointment, Mr. Barreira served as Vice President of Operations for the Brazil Division. He also served as Divisional President for NOLAD, from October 2015 to March 2021. Mr. Barreira began his career at McDonald’s Brazil in 1984, starting as a crew employee and steadily advancing into more senior operational roles in Brazil. Mr. Barreira holds an MBA from Fundação Getulio Vargas in Brazil and also holds a degree in Marketing and Business Planning from Anhembi-Morumbi University in Brazil. Additionally, he received executive training from IAE Business School in Argentina and IPADE Business School in Mexico and the U.S.
Gustavo Pascualino. Mr. Pascualino, 56, was appointed Divisional President for NOLAD in April 2021. Prior to his promotion, Mr. Pascualino served as Operations Vice President for the Brazil Division, beginning in 2016. He began his career in 1989 as a crew member in Buenos Aires, Argentina. In addition to his most recent role in Brazil, Mr. Pascualino held various leadership positions in operations, including Operations Director for Puerto Rico and the Caribbean Division and Corporate Operations Development Director. Mr. Pascualino has a degree in Marketing from Universidad de Morón in Buenos Aires, Argentina, and has also received executive training from the IAE Business School in Argentina and the University of Miami.
Juan David Bastidas. Mr. Bastidas, 57, is our Chief Legal Counsel. He attended Universidad Pontificia Bolivariana in Colombia, where he received a Law Degree in 1989. He graduated in 1990 as a Business Law Specialist from the same university. He also pursued postgraduate studies in Business Administration at New York University, which he completed in 1994. He also graduated in 2000 from the International Business program at EAFIT University and from the Senior Management Program at Los Andes University, which he completed in 2009 in Colombia. He also attended the Executive Directors Training Program from IAE Business School in Argentina (2017). Mr. Bastidas worked from 1994 to 1995 as an international operations lawyer for Banco Industrial Colombiano (Bancolombia). He served as Chief Legal Counsel and Secretary of the board of directors of Interconexión Electrica S.A. E.S.P.–ISA from 1995 to 2010 before joining us in July 2010.
Sebastian Magnasco. Mr. Magnasco, 55, is our Vice President of Development and served, prior to his appointment as such in 2007, in the same capacity in SLAD. He graduated in 1990 with a degree in Engineering from Instituto Tecnológico Buenos Aires and completed a post graduate Management Development Program in Business from I.A.E. Management and Business School in 2001. He began his career at McDonald’s in 1994 and held the positions of Real Estate & Equipment Director of Argentina and IT, Real Estate and Equipment Director of Argentina until his appointment as Vice President of Development of SLAD in 2005.
Santiago Blanco. Mr. Blanco, 54, is our Chief Marketing and Digital Officer. He joined the company in 2019 and is responsible for designing and implementing the marketing and digital strategy. Prior to joining Arcos Dorados, he served as Chief Marketing, Digital & Communications Officer at ALSEA from 2017 to 2019. Mr. Blanco holds a Bachelor’s degree in Marketing from the Instituto Tecnológico de Monterrey and an MBA from University of Texas at Austin.
Luana Matos. Mrs. Matos, 51, was appointed as our Vice President of People and Culture on April 17, 2023. She has extensive experience in leading organizational transformations and has held several leadership roles in fast-paced industries throughout her 30-year career. Mrs. Matos rejoined Arcos Dorados in April 2023. Previously, she served as HR Director for International Markets at BRF, based in Dubai. Prior to that, she acted as HR Director for Arcos Dorados in Brazil, CHRO at Nextel Telecommunications, and held talent leadership positions at IBM Latin America, having started her career as a management consultant at PwC. She holds a degree in Economics from FAAP – Fundação Armando Alvares Penteado, an MBA in Communications from ESPM and specialization in HR from the London Business School.
Marlene Fernandez. Mrs. Fernandez, 63, is Corporate Vice President for Government Relations and Leader of the Diversity and Inclusion Committee. Prior to joining Arcos Dorados in 2009, she served as an elected Member of the House of Representatives in Bolivia where she held various leadership positions, including Ambassador of Bolivia to the United States of America, Ambassador to the Organization of American States, Ambassador to the Government of Italy and Representative of Bolivia to different specialized agencies of the United Nations. She was also Bureau Chief and Main Political Correspondent for CNN Spanish in Washington, D.C. Ms. Fernandez holds a Master of Science in Broadcast Journalism from Boston University, graduated Summa Cum Laude from the Universidad Argentina John. F. Kennedy and has completed courses in Finance for Executives, Strategic Communications, Conflict Resolution and Negotiations in Conflict at Harvard University.

David Grinberg. Mr. Grinberg, 46, is our Vice President of Corporate Communications. Mr. Grinberg joined Arcos Dorados in 2010, as Sports Marketing Director to coordinate our sponsorship of the FIFA World Cup Brazil 2014 and 2016 Rio Olympic Games. He later served as Corporate Communications Director for the Brazil Division, before assuming his current role. Mr. Grinberg came from Samsung of Brazil where he led the Sports Marketing and Communications team. Prior to that, he served as Corporate Communications Director, Brazil Division of Nike. Mr. Grinberg holds a Bachelor’s Degree in Social Communication from FIAM in São Paulo, Brazil and a Master’s Degree in Corporate Communication & Public Affairs from the Cásper Líbero Foundation, also in São Paulo, Brazil.
Daniel Schleiniger. Mr. Schleiniger, 51, is our Vice President of Investor Relations. He joined Arcos Dorados in 2014 and, after leaving us to serve as Vice President of Investor Relations for BrightView Holdings, Inc. from October 2018 to December 2019, Mr. Schleiniger rejoined the Company in January 2020. Prior to joining Arcos Dorados, he worked at the Cisneros Group from 2000 to 2014, holding positions in investor relations, finance and treasury. Mr. Schleiniger’s experience also includes equity research at Morgan Stanley, corporate banking with Unibanco and consulting work for Wharton Econometric Forecasting Associates (WEFA). He holds a Bachelor of Science degree in chemistry as well as an MBA with a concentration in finance, both from the University of Delaware.
Gabriel Serber. Mr. Serber, 53, is our Vice President of Social Impact and Sustainable Development. He started his career in 1990 as a crew member in one of our restaurants in Buenos Aires, Argentina. He rose through the operation’s ranks until 2002, where he moved to McDonald’s global headquarters in Chicago to work as an operations manager, among other roles. He continued his tenure in Europe based in Paris where he was responsible for leading the deployment of several operational programs in Spain, Italy, Belgium, Holland, Portugal, Switzerland, Morocco and Greece. In 2008, he returned to Argentina in the role of Corporate Director of Operations Development. In 2013, he was transferred to Puerto Rico, where he was promoted to Managing Director for the Caribbean Region. In 2017, he returned to Argentina as Managing Director for that market. Finally, in 2019, he assumed the leadership of our Social Impact and Sustainable Development team, where he oversees all ESG matters for Arcos Dorados. Mr. Serber is a business graduate from Universidad Nacional de General San Martin in Buenos Aires, Argentina and has completed post graduate studies at the IAE Business School.
Karina Montiel. Mrs. Montiel, 52, is our Vice President of Supply Chain, having been appointed to the position in July 2021. She joined Arcos Dorados in 1996 as an administrative assistant while she completed her university studies. Since then, she began a path of constant growth within the Company, beginning with various positions within the finance department. In 2014, Mrs. Montiel took on a new role when she became Managing Director for the Uruguay market and, four years later, she became Finance Director for the Brazil Division. She has been recognized for her achievements and commitment to Arcos Dorados as a President’s Award recipient in 2012 and also by McDonald’s Corporation’s Global Women’s Leadership Network in 2018. She is also the President of the Asociación Casa Ronald in Uruguay. Mrs. Montiel holds a degree in accounting from the Universidad de la República de Uruguay and a Senior MBA from the IEEM of the Universidad de Montevideo.
Magdalena Gonzalez Victorica. Mrs. Gonzalez Victorica, 50, is our Chief Technology Officer, having been appointed to this position in October 2021. She joined the Company’s Finance Department in Argentina in September 1999 and, after the formation of Arcos Dorados, she was involved in implementing and/or leading information technology projects in Mexico and Puerto Rico as well as establishing and then leading the Company’s Shared Services Center. In January 2011, she assumed the position of Business Services Director, responsible for Technology, Projects and the Shared Services Center. Mrs. Gonzalez Victorica was later appointed to lead the Company’s Experience of the Future (EOTF) restaurant modernization initiative, with the first EOTF restaurant opening at the end of 2016. Beginning in 2019, she became responsible for the Digital Factory “ADvance,” which was created to accelerate the Company’s digital transformation. Mrs. Gonzalez Victorica holds a Bachelor’s Degree in Accounting from the Universidad Católica Argentina.

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
The maximum number of shares that may be issued under the 2011 Plan is 5,238,235 class A shares, equal to 2.5% of our total outstanding class A and class B shares immediately following our initial public offering on April 14, 2011. In 2024, 8,088 class A shares were issued pursuant to the 2011 Plan. As of December 2024, no shares remain available for issuance under this plan.
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
We recognize compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The total compensation cost as of December 31, 2024, 2023 and 2022, relating to the Phantom RSUs amounted to $1.0 million, $15.6 million and $7.4 million, respectively, and is recorded under “General and administrative expenses” within the consolidated statement of income. The accrued liability is remeasured at the end of each reporting period until settlement.
The following table shows Phantom RSUs outstanding as of December 31, 2024:

Date of the grant	Phantom RSU, Type 1	Phantom RSU, Type 2	Phantom RSU, Type 3	Phantom RSU, Type 4
May 10, 2022	—	—	795,013	—
May 10, 2023	—	—	733,972	—
May 10, 2024	—	—	620,529	28,800
See Note 17 to our consolidated financial statements for additional information.
Compensation of Directors and Officers
General
The approximate aggregate annual total cash compensation for our executive officers and senior management team in 2024, was $13.4 million. The approximate annual total cash compensation for our directors in 2024 was $1.1 million. We also issued an aggregate of 28,800 Phantom RSUs to our directors in 2024.
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
As of December 31, 2024, we had a total of approximately 98,615 employees in Company-operated restaurants and staff throughout the Territories. Of this number, 83% were crew, 14% were restaurant managers and the remainder were professional staff. Approximately 41% of our employees were located in Brazil.
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
The following table illustrates the distribution of our employees by division and employee category as of December 31, 2024.

Division	Crew	Restaurant Managers	Professional Staff	Total
Brazil	32,942	6,923	992	40,857
NOLAD	17,394	3,165	674	21,233
SLAD	31,084	4,027	963	36,074
Corporate and other	0	0	451	451
Total	81,420	14,115	3,080	98,615

Restaurant managers are responsible for the daily management of our restaurants. As such, we have a comprehensive training program for them that is focused on customer management practices, food preparation and other operational procedures. Standards are taught and continuously reinforced through the use of such training programs. We also use performance measurements on a continual basis, both internally and externally in connection with all our restaurants. Our internal on-site visit restaurant operations improvement process evaluates operational standards, which are compared globally to assure continuous improvement. We also contract third parties, which we refer to as third-party shoppers, to visit our restaurants anonymously and report on our performance. Our external third-party shopper measurements and customer satisfaction opportunity reports help maintain our competitiveness. In addition, Hamburger University provides restaurant managers, mid-managers and owner/operators with training on best practices in different aspects of our business. In 2024, approximately 86,000 people attended different courses or events, in person or online, organized by Hamburger University in areas such as restaurant and customer management, sales, diversity and inclusion, leadership and digital transformation.
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

Shareholder	Class A Shares	Percentage of Outstanding Class A Shares(1)	Class B Shares	Percentage of Outstanding Class B Shares(1)	Total Economic Interest(1)	Total Voting Interest(1) (2)
Los Laureles Ltd.(3)(4)	—	—	80,000,000	100.00%	37.98%	75.38%
Woods Staton(4)	106,129	*	—	—	*	*
Sergio Alonso	*	*	—	—	*	*
Annette Franqui	*	*	—	—	*	*
Carlos Hernández-Artigas	*	*	—	—	*	*
Michael Chu	*	*	—	—	*	*
José Alberto Vélez	*	*	—	—	*	*
Cristina Presz Palmaka De Luca	*	*	—	—	*	*
Karla Berman	*	*	—	—	*	*
Juan David Bastidas	*	*	—	—	*	*
Karina Montiel	*	*	—	—	*	*
José Fernández	*	*	—	—	*	*
Marcelo Rabach	*	*	—	—	*	*
Mariano Tannenbaum	*	*	—	—	*	*
Sebastian Magnasco	*	*	—	—	*	*
Luana Matos	*	*	—	—	*	*
Marlene Fernandez	*	*	—	—	*	*
Luis Raganato	*	*	—	—	*	*
Gustavo Pascualino	*	*	—	—	*	*
Rogerio De Moraes Barreira	*	*	—	—	*	*
Santiago Blanco	*	*	—	—	*	*
David Grinberg	*	*	—	—	*	*
Francisco Staton	*	*	—	—	*	*
Magdalena Gonzalez Victorica	*	*	—	—	*	*
Daniel Schleiniger	*	*	—	—	*	*
Gabriel Serber	*	*	—	—	*	*

*    Each of these directors, officers or senior management members beneficially owns less than 1% of the total number of outstanding class A shares.
(1)    Percentages are based on 130,663,057 class A shares issued and outstanding as of the date of this annual report and exclude 2,309,062 class A shares issued and held in treasury.
(2)    Class A shares are entitled to one vote per share and class B shares are entitled to five votes per share.
(3)    Los Laureles Ltd. is beneficially owned by Mr. Woods Staton, our Executive Chairman. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.”
(4)    In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Woods Staton beneficially owns 106,129 class A shares directly, and indirectly through Chablais Investments S.A. (“Chablais”). On a combined basis, Mr. Woods Staton is the beneficial owner of an aggregate of 37.98% of the total economic interests of Arcos Dorados and 75.38% of its total voting interests. The address of Mr. Woods Staton is Mantua No. 6575 (esquina Potosí), Montevideo, Uruguay 11500. The address of Chablais is Level 1, Palm Grove House, Wickham’s Cay 1, Road Town, Tortola, BVI.

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

Shareholder	Class A Shares	% of Outstanding Class A Shares	Class B Shares(1)	% of Outstanding Class B Shares(1)	Total Economic Interest(1)	Total Voting Interest(1) (2)
Los Laureles Ltd(3)(4)	—	—	80,000,000	100.0%	37.98%	75.38%
Woods Staton(4)	106,129	0.08%	—	—	0.05%	0.02%
TIAA Board of Overseers(5)	13,725,604	10.50%	—	—	6.52%	2.59%
T. Rowe Price Associates, Inc. (6)	13,666,166	10.46%	—	—	6.49%	2.58%
Remaining Public Shareholders	103,165,158	78.96%	—	—	48.97%	19.44%
Total(7)(8)	130,663,057	100.00%	80,000,000	100.00%	100.00%	100.00%(8)

(1)    Percentages are based on 130,663,057 class A shares issued and outstanding as of the date of this annual report and exclude 2,309,062 class A shares issued and held in treasury.
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
(4)    In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Woods Staton beneficially owns 106,129 class A shares directly, and indirectly through Chablais Investments S.A. (“Chablais”). On a combined basis, Mr. Woods Staton is the beneficial owner of an aggregate of 37.98% of the total economic interests of Arcos Dorados and 75.38% of its total voting interests. The address of Mr. Woods Staton is Mantua No. 6575 (esquina Potosí), Montevideo, Uruguay 11500. The address of Chablais is Level 1, Palm Grove House, Wickham’s Cay 1, Road Town, Tortola, BVI.
(5)    TIAA Board of Overseers is the ultimate parent of three funds, which filed Form 13F with the SEC on December 31, 2024: Nuveen Asset Management LLC, Teachers Advisors, LLC and TIAA-CREF Investment Management LLC. Based solely on the disclosure set forth in such Form 13F, as of December 31, 2024, these three funds together had sole voting power with respect to 13,725,604 class A shares and sole dispositive power with respect to 13,725,604 class A shares. The address of TIAA Board of Overseers is 730 Third Avenue, New York, NY 10017-3206.
(6)    Based solely on the disclosure of the Form 13G filed with the SEC on December 31, 2024, T. Rowe Price Associates, Inc. had sole voting power with respect to 13,666,166 class A shares and sole dispositive power with respect to 13,666,166 class A shares. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202, Maryland.
(7)    Numbers do not sum to 100% due to the effects of rounding.
(8)    Excludes 2,309,062 class A shares issued and held in treasury.
As of April 25, 2025, there were 8 class A shareholders of record. We believe the number of beneficial owners is substantially greater than the number of record holders because a large portion of class A shares is held in “street name” by brokers.
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
B.    Related Party Transactions
Our Board of Directors has created and adopted a related party transactions policy for the purpose of assisting the Board of Directors in reviewing, approving and ratifying related party transactions. This Policy is intended to supplement, and not to supersede, our other policies that may be applicable to or involve transactions with related parties, such as our Standards of Business Conduct. In addition, McDonald’s has the right to review and approve certain related party transactions pursuant to the MFA.
The Axionlog Split-off
On March 16, 2011, we effected a split-off of Axionlog (formerly known as Axis) to our principal shareholders. The split-off was effected through the redemption of 41,882,966 shares (25,129,780 class A shares and 16,753,186 class B shares). As consideration for the redemption, the Company transferred to its principal shareholders its equity interests in the operating subsidiaries of the Axionlog business totaling a net book value of $15.4 million and an equity contribution that was made to the Axionlog holding company amounting to $29.8 million. Following the split-off, Los Laureles Ltd. acquired the Axionlog shares held by Gavea Investment AD, L.P. and investment funds controlled by Capital International, Inc. and DLJ South American Partners L.L.C. (through its affiliates). The split-off of Axionlog did not have a material effect on our results of operations or financial condition.
Since the split-off, Axionlog has provided us with comprehensive 3PL services, including storage (dry, frozen and chilled), transportation, planning, and logistics management services pursuant to a master commercial agreement with Axionlog on arm’s-length terms. Axionlog currently provides us some or all of these services in the following Territories: Argentina, Aruba, Chile, Colombia, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Peru, Saint Croix, Saint Thomas, Trinidad and Tobago, Uruguay and Venezuela.
Pricing under the agreement is determined pursuant to an agreed-upon formula that is considered standard in the distribution services industry. The pricing formula considers certain variables to determine the applicable fees, including (i) cost inputs (i.e., transportation expenses and salaries); (ii) time required for completion; (iii) storage requirements; (iv) merchandise volume; and (v) inflation and exchange rate adjustments. This standard formula (with certain modifications to account for country specific variables) is used with distribution service providers throughout the McDonald’s system around the world. Under the terms of the agreement, the pricing formula is reviewed on a yearly basis. During these reviews, we work with Axionlog to find potential cost efficiencies and savings. In addition, we or Axionlog may request a renegotiation of the pricing formula in the event that factors outside of our or their control (such as fuel costs) substantially alter the price of Axionlog’s services.
During 2024, we incurred $67.3 million in total distribution fees payable to Axionlog, which accounted for approximately 4.5% of our total food and paper costs. Additionally, Axionlog must comply with McDonald’s Distributor Quality Management System (DQMP) and other supplier requirements to maintain its status as a McDonald’s-approved supplier pursuant to the MFA.
See Note 24 to our consolidated financial statements for details of the outstanding balances and transactions with related parties as of December 31, 2024 and 2023 and for the fiscal years ended December 31, 2024, 2023 and 2022.

Employment of Francisco Staton
Mr. Francisco Staton, Woods Staton’s son, is a member of our board of directors. Francisco Staton was most recently re-elected as a Board Member, Class I, at out Annual General Shareholders’ Meeting held on April 26, 2024.
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
The lawsuit is currently before the 22nd DF Labor Court in Brasilia. On March 27, 2017, the Labor Court entered a judgment rejecting all claims made by the coalition of labor unions and affirmed that the coalition was not able to prove its allegations. The coalition filed an appeal against it, and the Regional Labor Court determined to reopen the discovery phase for the parties to take depositions of witnesses, after which the 22nd DF Labor Court in Brasilia (first instance) will judge the claim again. We presented an appeal against this decision that was denied, and the discovery phase was reopened. A new discovery hearing was scheduled for May 4, 2020 but, due to the COVID-19 pandemic, the hearing was cancelled. The hearing occurred on August 2021, and on October 2021 we were notified of the decision that rejected all claims made by the coalition of labor unions. The labor prosecutor and labor union appealed the court’s decision and the Regional Labor Court denied all the appeals. Against this decision, labor prosecutor and labor union appealed to the Superior Labor Court but those appeals were rejected due to non-compliance with legal requirements. Against this decision, labor prosecutor and labor union presented a new appeal to the Superior Labor Court that was denied on March 26, 2025. The labor prosecutor and/or labor union may file an extraordinary appeal to the Federal Supreme Court. If no appeal were filed, this claim will be definitively closed.

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
In parallel with the judicial lawsuit’s developments, the Labor Prosecutor’s Office initiated an administrative audit regarding the company’s compliance with the TAC. On November 2016, the Labor Prosecutor’s Office claimed that it had identified violations of the TAC and demanded R$13 million in connection with such violations. On April 3, 2017, we submitted a petition and documents as evidence that we have complied with the settlement, rejecting the Labor Prosecutor’s claims. We attended a series of hearings with the Labor Prosecutor’s Office to discuss TAC compliance, Arcos’ petition, and the possibility of entering into a new settlement in order to reduce the previous commitments and the fines assumed by us. On March 24, 2023, the Labor Prosecutor’s Office requested that we present evidence of compliance with the obligations negotiated on TAC and Arcos presented it in April 2023. The Labor Prosecutor requested an expert to verify compliance with the TAC and said expert requested additional information and documents from us, which were presented during the course of 2024. A hearing to discuss compliance with the TAC was held on March 31, 2025, in which the prohibited activities for employees under 18 years old were addressed by the Labor Prosecutor. Due to this discussion, Arcos assumed the obligation to implement and submit to the Labor Prosecutor, within the next 30 days, an internal campaign aimed at clarifying the permitted and prohibited activities for employees under 18 years old across all restaurants in Brazil.
Administrative Investigation under Labor Prosecutor’s Office
The Labor Prosecutor’s Office in Curitiba initiated an administrative procedure to investigate our Brazilian Subsidiary in May 2019, based on a complaint made by the General Union of Workers (“UGT”) that alleged systematic workplace harassment, moral and sexual harassment and racial discrimination. On July 2020, another administrative procedure was initiated by the Labor Prosecutor’s Office in São Paulo, based on a compliant made by UGT, the Central Workers Union (CUT) and other workers unions that also alleged systematic workplace harassment. The procedures have now been joined under the second administrative procedure. In response to the allegations, our Brazilian Subsidiary has presented evidence of its good practices related to the subject, which it believes disproves the allegations of systematic discrimination, moral and sexual harassment. The first hearing was held on January 25, 2021 and a second hearing was held on March 8, 2022. At the second hearing, parties discussed the possibility of settlement with an agreement to improve internal procedures and training to avoid sexual harassment, moral and racial discrimination in the restaurants, without any payment of damages. UGT is expected to present additional comments regarding the proposed settlement, after which Arcos will also have the opportunity to provide its own comments. We attended hearings with the Labor Prosecutor and presented our comments on the Labor Prosecutor’s settlement proposal. At the end of December 2022, the Labor Prosecutor did not agree with our comments and presented a recommendation, which contains a list of procedures to be adopted by Arcos. Additionally, the Labor Public Prosecutor determined that Arcos must prove the adoption of those procedures by the end of March 2023. On March 20, 2023, we presented documentation (e.g., presentations, trainings, Company policies, evidence of communications with employees, internal procedures of hotline investigations, among others) to the Labor Prosecutor to evidence that we are improving our internal procedures and trainings in compliance with all the obligations established in the recommendation. The Labor Prosecutor decided to suspend the procedure for the next six months, due to Arcos’ collaborative behavior and the documents that evidenced the Company is in compliance with the recommendation. In addition, the Labor Prosecutor determined and Arcos evidenced, in October 2023, the adoption of procedures that were implemented as we indicated in our petition. In the beginning of 2024, the Labor Public Prosecutor asked UGT to provide its comments regarding Arcos’s petition and during the course of 2024 Arcos and UGT presented petitions about the compliance with the recommendation.

On January 2025, the Labor Prosecutor decided to archive the case, as he understood that Arcos demonstrated the compliance with all procedures indicated in the recommendation. On February 2025, UGT appealed from this decision and we presented our counterarguments. At this moment, we are waiting for the judgement of the appeal by the Labor Public Ministry in Brasilia. Note that isolated cases alleging discrimination and/or moral and sexual harassment are also being discussed within minor administrative investigations and individual labor claims filed in Brazil.
Brazilian Administrative Council for Economic Defense Procedure
In August 2024, the Administrative Council for Economic Defense (CADE) notified our Brazilian Subsidiary of a preliminary proceeding in relation to alleged anti-competitive conduct involving the exchange of sensitive commercial information related to the Brazilian labor market, along with many other multinational companies. Subsequently, in October 2024, CADE decided to initiate administrative proceedings to investigate such allegations. The decision to initiate the administrative proceedings was published by CADE in the Official Gazette in October 2024. Currently, although our Brazilian subsidiary has been formally notified by CADE of the existence of the administrative proceedings, the deadline for submitting its defense will only begin once all the investigated parties have been notified, which, as of the date of this report, has not yet occurred.
Brazilian Federal Custom Authorities Infraction Notices
As of August 2021, our Brazilian Subsidiary became aware of notices of infraction presented by Brazilian federal customs authorities (Alfândega da Receita Federal) alleging improprieties by a supplier of our Subsidiary, related to the importation of certain products in 2017, 2018 and 2019. We believe these charges are improper and, together with our supplier, we have submitted the appropriate administrative defense of our position. This matter is ongoing and in a preliminary administrative phase and, as of the date of this annual report, a ruling by the administrative authorities is pending. We will defend ourselves vigorously in this and any related proceedings. Our defense was judged by CARF (Administrative Council of Tax Appeals), the trial ended in a tie; however, due to the casting vote, the infraction notice was upheld. Another appeal was presented to CARF, which is currently pending judgment.
Retained Lawsuits and Contingent Liabilities
We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of December 31, 2024 we maintained a provision for contingencies amounting to $36.7 million ($59.2 million as of December 31, 2023) and judicial deposits amounting to $6.3 million ($8.6 million as of December 31, 2023) in connection with the proceedings. As of December 31, 2024, the net amount of $30.4 million included $29.2 million as a non-current liability. See Note 18 to our consolidated financial statements for more details.
Pursuant to the Acquisition, McDonald’s Corporation indemnifies us for certain Brazilian claims. As of December 31, 2024, the provision for contingencies included $1.2 million ($1.5 million as of December 31, 2023) related to a Brazilian claim that is covered by the indemnification agreement. As a result, we have recorded a non-current asset in respect of McDonald’s Corporation’s indemnity within “Miscellaneous” in our consolidated balance sheet.
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
As of December 31, 2024, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $165 million, related to assessments for the fiscal years 2009 to 2017. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.
In addition, there are certain matters related to the interpretation of other tax, customs (including the alleged infraction mentioned above), labor and civil laws for which there is a reasonable possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 in a range of $429 million and $468 million. In accordance with ASC 450-20-50-6, unasserted claims or assessments that do not meet the conditions mentioned have not been included.

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
Holders of common shares will be entitled to receive dividends, if any, paid on the common shares. In 2024, our Board of Directors declared a cash dividend of $0.24 per share to all class A and B shareholder of the Company, paid in four quarterly installments of $0.06 per share on March 28, 2024, June 28, 2024 and September 27, 2024 and December 27, 2024. On March 11, 2025, the Board of Directors announced a $0.24 per share dividend to all class A and B shareholders of the Company to be paid in four quarterly installments of $0.06 per share on March 27, 2025, June 27, 2025, September 26, 2025 and December 26, 2025.
The amounts and dates of future dividend payments, if any, will be subject to, among other things, the discretion of our Board of Directors. Accordingly, there can be no assurance that any future distributions will be made, or, if made, as to the amount of such distributions.
B.    Significant Changes
Except as otherwise disclosed in this annual report, we are not aware of any significant changes that have occurred since December 31, 2024.
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
As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue up to 420,000,000 class A shares and 80,000,000 class B shares. As of the date of this annual report, 130,663,057 class A shares and 80,000,000 class B shares are issued, fully paid and outstanding. In addition, 2,309,062 class A shares are issued and being held in treasury.
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
C.    Material Contracts
The MFAs
Master Franchise Rights
We hold exclusive master franchising rights from McDonald’s for Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, Venezuela and the U.S. Virgin Islands of St. Thomas and St. Croix (collectively, the “Territories”) pursuant to an amended and restated Master Franchise Agreement for all of the Territories except Brazil, entered into by us, Arcos Dorados B.V. (the “Master Franchisee”), Arcos Dorados Group B.V. (together with us, the “Owner Entities”), certain of our subsidiaries, Los Laureles, Ltd. (the “Beneficial Owner”) and McDonald’s Latin America, LLC (“McDonald’s”) (the “MFA”), and an amended and restated Master Franchise Agreement for Brazil, entered into by Arcos Dourados Comercio de Alimentos S.A. (the “Brazilian Master Franchisee”) and McDonald’s (the “Brazil MFA” and, together with the MFA and related documents, the “MFAs”).
The material provisions of the MFAs are set forth below.
Term
The term of the franchise granted pursuant to the MFAs is 20 years (commencing January 1, 2025) for all of the Territories other than French Guiana, Guadeloupe and Martinique. The initial term of the franchise for French Guiana, Guadeloupe and Martinique is 10 years and we have the right to extend the term of the MFA with respect to all or none of these three territories for an additional term of 10 years. After the expiration of the term, McDonald’s may grant us an option to enter into a new agreement to continue the franchise for an additional term of (a) 20 years with respect to all Territories other than French Guiana, Guadeloupe and Martinique and (b) 10 years with respect to French Guiana, Guadeloupe and Martinique, with an option to extend the term with respect to such territories for an additional term of 10 years.
Our Right to Own and Operate McDonald’s-Branded Restaurants
Under the MFAs, in the Territories, we have the exclusive right to (i) own and operate, directly or indirectly, McDonald’s restaurants, (ii) license and grant franchises with respect to McDonald’s-branded restaurants, (iii) adopt and use, and to grant the right and license to sub-franchisees to adopt and use, the McDonald’s operations system in our restaurants, (iv) advertise to the public that we are a franchisee of McDonald’s, and (v) to use, and to sublicense to our sub-franchisees the right to use, the McDonald’s intellectual property solely in connection with the development, ownership, operation, promotion and management of our restaurants, and to engage in related advertising, promotion and marketing programs and activities.
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
Initial Franchise Fees
Under the MFAs, we are responsible for the payment to McDonald’s of initial franchise fees, royalties, transfer fees and system support fees.

The initial franchise fee is payable (i) for each franchised restaurant in operation as of January 1, 2025 (which will be payable in two installments of 50% each (one on August 1, 2027, and the other on August 1, 2037)), and (ii) upon the opening of a new restaurant and the extension of the term of any existing franchise agreement. The initial fee for a new restaurant (or extension of the term of any existing restaurant) is equal to $2,250, and, in the case of any Satellite, $1,125, multiplied by, in each case, the lesser of (a) 20; or (b) the number of years remaining in the applicable term applicable in such Territory (with any partial remaining year rounded up to one full year). For our sub-franchisees’ restaurants, we receive an initial fee from such sub-franchisee based on the greater of (a) the number of years remaining in the applicable term and (b) the number of years included in the term of the franchise agreement (generally 20 years) (in each case with any partial remaining year rounded up to one full year), and pay 50% of this fee to McDonald’s.
Royalties
During the first ten years of the MFAs, the royalties payable to McDonald’s for our restaurants, with respect to each calendar month, is in an amount equal to 6% of the U.S. dollar equivalent of the gross sales of such restaurants for such calendar month (or such ratable portion thereof) (the “Royalty Amount”). The Royalty Amount will increase to (i) 6.25% during years 11 through 15 of the MFAs, and (ii) 6.5% during years 16 through 20 of the MFAs.
We are responsible for collecting royalties from our sub-franchisees and must pay that amount to McDonald’s. In the event that a sub-franchisee does not pay the full amount of the fee or any of our subsidiaries are unable to transfer funds to us due to currency restrictions or otherwise, we are responsible for any resulting shortfall. See “Item 3. Key Information—D. Risk Factors-Risks Related to Our Business and Operations—Our financial condition and results of operations depend, to a certain extent, on the financial condition of our sub-franchisees and their ability to fulfill their obligations under their franchise agreements,” “—Risks Related to Our Results of Operations and Financial Condition—We are subject to significant foreign currency exchange controls, currency devaluation and cross-border money transfer controls and restrictions in certain countries in which we operate, which could affect our ability to move our cash flow and pay dividends out from those countries,” and “—Risks Related to Our Business and Operations—Our business activity and results of operations may be negatively affected by unforeseen events, such as disruptions, natural disasters, adverse weather conditions, wars, such as the Russia-Ukraine war and the ongoing conflicts in the Middle East, pandemics or other catastrophic events, such as hurricanes, earthquakes and floods.”
In the event of a voluntary or involuntary transfer of any of the McDonald’s restaurants located in the Territories to a person other than a subsidiary of ours or an affiliate of one of our sub-franchisees, we must charge a transfer fee of not less than $10,000 and must pay to McDonald’s an amount equal to 50% of the fee charged.
All payments to McDonald’s must be made in U.S. dollars, but are based on local currency exchange rates at the time of payment.
Material Breach
A material breach under the MFAs would occur if we, our subsidiaries that are a party to the MFAs, or Beneficial Owner materially breached any of the representations or warranties or obligations under the MFAs and, to the extent the MFAs provide for a cure period, not cured within such specified time. In addition, the following events, among others, constitute a material breach under the MFAs:
•our noncompliance with anti-terrorism or anti-corruption policies and procedures required by applicable law;
•our, certain of our subsidiaries’ or Beneficial Owner’s bankruptcy, insolvency, voluntary filing or filing by any other person of a petition in commercial insolvency;
•our indictment or conviction or that of Mr. Woods Staton, our subsidiaries, Beneficial Owner or of our or their agents or employees for certain crimes, including a crime or offense that is punishable by incarceration for more than one year or a felony, or involves terrorist financing, financial crimes, bribery or corruption, or fraudulent or dishonest activity, or is otherwise likely to adversely affect the reputation of such person, any franchised restaurant or McDonald’s;
•the entry of any judgment against us, Beneficial Owner or our subsidiaries in excess of $5,000,000 that is not duly paid or otherwise discharged within 30 days (unless such judgment is being contested on appeal in good faith);

•our default, or the default by our subsidiaries, under any financing agreement which continues beyond any applicable cure period set forth in any such financing agreement which is deemed to materially and adversely affect each of the Territories;
•our engagement or any of our respective affiliates, or any managing director, senior executive or chief financial officer in any Territory or Territories in public conduct that reflects materially and unfavorably upon the operation of McDonald’s restaurants or the system or the goodwill associated with the intellectual property, and the failure of such relevant party or person to cease such conduct within five days after receipt of notice thereof from McDonald’s;
•our failure or the failure by our subsidiaries or Beneficial Owner to comply with any provision under the MFA other than those specifically defined as a material breach more than once in any 12 consecutive month period;
•our failure to comply with certain targets under the restaurant opening plan and reinvestment plan then in effect;
•our failure to pay any amount required to paid to McDonald’s under the MFAs (including overdue interest) that in the aggregate exceeds $80,000,000; or
•any breach of Beneficial Owner’s obligation to own not less than 51% of our voting interests and 30% of our economic interest.
In addition to the rights and remedies available to McDonald’s in the event of a material breach, including the right to terminate the MFAs, exercise the Call Option (as defined below) or terminate our exclusivity in certain cases, McDonald’s also has the right to restrict us from declaring or paying dividends or making any other distribution in respect of our shares if we fail to pay amounts due under the MFAs or if we fail to comply with the financial covenants set forth in the MFAs, in each case following certain specified cure periods.
Mandatory Closure of Franchised Restaurants
In addition to the rights and remedies available to McDonald’s in the event of a material breach, McDonald’s has the right to demand the closure of any of our restaurants, effective upon notice to us and without any opportunity to cure, upon the occurrence of one or more of the following: (i) failure to maintain possession or occupation of the real estate on which the restaurant is located, (ii) suspension, revocation or non-renewal of licenses or permits necessary for the proper operation of the restaurant, or (iii) a material breach by us of any obligation under the MFAs with respect to the relevant restaurant, including the obligation to maintain and operate the restaurant in a clean manner in compliance with the MFAs.
Business of the Company and the Other Owner Entities
In addition to the payment of franchise fees and other amounts described above, we and the other Owner Entities are subject to a variety of obligations and restrictions under the MFAs.
Under the MFAs, we cannot, directly or indirectly, enter into any other local or international informal eating out or quick-service restaurants or any business other than the operation of McDonald’s-branded restaurants in the Territories. Neither we nor the other Owner Entity can engage in a business other than holding, directly or indirectly, our or the other Owner Entity’s equity interests. In addition, neither we nor Mr. Woods Staton, the Beneficial Owner or the other Owner Entity can engage in any activity or participate in any business that competes with McDonald’s business.
Under the MFAs, the Beneficial Owner, which is beneficially owned by Mr. Woods Staton, our Executive Chairman and controlling shareholder, is required to own not less than 30% of our economic interests and 51% of our voting interests. Also, under the MFAs, subject to certain limited exceptions, we are required to own, directly or indirectly, 100% of the equity interests of our subsidiaries and cannot enter into any partnership, joint venture or similar arrangement without McDonald’s consent. In addition, at least 50% of all McDonald’s-branded restaurants in the Territories must be Company-operated restaurants.

Real Estate
Under the MFAs, we must own, lease or license the real estate property where all of our Company-operated restaurants are located. In addition, we cannot transfer or encumber a significant portion of the real estate properties that we own without McDonald’s consent. Due to the geographic and commercial importance of certain restaurants, we may not sell certain “iconic” properties without the prior written consent of McDonald’s. For certain of these selected properties, we must perfect a first priority lien on these properties in favor of McDonald’s no later than twelve months following the effective date of the MFA.
Under the MFAs, no more than 50% of the total number of restaurants in each Territory, and no more than 10% of the total number of restaurants in all the Territories, can be located on real estate property that is owned, held or leased by our sub-franchisees.
Transfer of Equity Interests or Significant Assets
Under the MFAs, neither we nor any of our subsidiaries can transfer or pledge any equity interests in ourselves or any of our subsidiaries, or any significant portion of our or their assets, without McDonald’s consent.
Operational Control
Under the MFAs, McDonald’s is entitled to approve the appointment of our chief executive officer and our chief operating officer, but their approval may not be unreasonably withheld.
We must comply with the technology standards provided by McDonald’s. If McDonald’s modifies its standards applicable to technology and related equipment, we must update, purchase or license for use any new or modified technology, software, hardware or equipment necessary to comply with the modified standards.
Restaurant Opening Plan and Reinvestment Plan
Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan. Under the terms of the plan we have agreed, we expect to open 90-100 restaurants in 2025. In addition, we have agreed to use our best efforts to reimage at least 10% of our eligible restaurants. We may also propose, subject to McDonald’s consent, amendments to any restaurant opening plan and/or reinvestment plan to adapt to changes in economic or political conditions.
Advertising and Promotion Plan
Under the MFAs, we must develop and implement a marketing plan with respect to each Territory that must be approved in advance by McDonald’s and be in accordance with guidelines provided by McDonald’s. The MFAs require us to spend at least 5% of our gross sales on advertisement and promotion activities, unless otherwise agreed with McDonald’s. Our advertising and promotion activities are guided by our overall marketing plan, which identifies the key strategic platforms that we aim to leverage in order to drive sales.
Insurance
Under the MFAs, we are required to acquire and maintain a variety of insurance policies with certain minimum coverage limits, including commercial general liability insurance, local obligatory insurance with respect to employees and employers liability insurance, business automobile insurance, umbrella or excess liability insurance, cyber liability insurance, “all risk” property and business interruption insurance, crime insurance, and “construction all-risk” or “all-risk builder’s risk” insurance, among others.
Call Option Right and Security Interest in Equity Interests of the Company
Under the MFAs, McDonald’s has the right, or “Call Option”, to acquire all, but not less than all, of our non-public shares or, in certain circumstances as further described below, our interests in one or more Territories (i) upon expiration of the two and a half-year period beginning on either (x) the date when McDonald’s notifies us of its election to not renew the MFAs or (y) if McDonald’s notifies us of an offer to renew the MFAs and we do not accept such offer, the date of such offer notice from McDonald’s, in each case, to and including the expiration or termination of the MFA, (ii) within 30 days after the termination of the MFAs for any reason other than for a material breach, (iii) during the twelve-month period following the earlier of: (x) the eighteen-month anniversary of the death or permanent incapacity of Mr. Woods Staton, our Executive Chairman and controlling shareholder, during which period no successor to Mr. Staton has been nominated or appointed, and

(y) the receipt by McDonald’s of notice from the beneficiaries of Mr. Woods Staton’s estate that such beneficiaries have elected to have such twelve-month period commence as of a date specified in such notice, which date shall be after the receipt of such notice, or (iv) following the occurrence of a material breach of the MFAs.
In the case of a material breach of our obligations under the MFAs, McDonald’s generally has the right either to exercise the Call Option with respect to all of the Territories, or, in its sole discretion, with respect to the Territory or Territories identified by McDonald’s as being affected by such material breach or to which such material breach may be attributable except upon the occurrence of an initial material breach relating to any Territory or Territories in which there are less than 100 restaurants in operation. In such case, McDonald’s only has the right to acquire the equity interests of any of our subsidiaries in the relevant Territory or Territories. As of December 31, 2024, we had more than 100 restaurants in operation in each of Brazil, Mexico, Argentina and Chile. In Puerto Rico, we had 94 restaurants in operation, and no other Territory had more than 90 restaurants in operation.
If McDonald’s exercises the Call Option upon the occurrence of the events described in clause (i), (ii) or (iii) of the second preceding paragraph, it must pay a purchase price equal to 100% of the fair market value of our non-public shares. If the Call Option is exercised upon the occurrence of a material breach, however, the purchase price is reduced to 80% of the fair market value of all of our non-public shares or of all of the equity interests of the subsidiaries operating restaurants in the Territory related to such material breach, as applicable. The purchase price paid by McDonald’s upon exercise of the Call Option is, in all events, reduced by the amount of debt and contingencies and increased by the amount of cash attributable to the entity whose equity interests are being acquired pursuant to the Call Option. In the event McDonald’s were to exercise its right to acquire all of our non-public shares, McDonald’s would become our controlling shareholder.
If McDonald’s exercises the Call Option with respect to any of our subsidiaries (but not all of them) and the amount of debt and contingencies (minus cash) attributable to the equity interests of those subsidiaries is greater than the fair market value of those equity interests, we must, at our election, either (i) assume the debts and contingencies (minus cash) and deliver the equity interests to McDonald’s free of any obligations with respect thereto or (ii) pay to McDonald’s the absolute value of that amount. The fair market value of any of the equity interests is to be determined by internationally recognized investment banks selected by us and McDonald’s.
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
The equity interests were transferred to Citibank, N.A., acting as escrow agent. Subject to the terms of the Escrow Agreement, upon McDonald’s exercise of the Call Option and its payment of the respective purchase price, the escrow agent or the applicable trustee must transfer the equity interests, free of any liens or encumbrances, to McDonald’s.
Upon the expiration or termination of the MFAs, in the event McDonald’s does not exercise its Call Option, the MFAs would expire and we would be required, among other obligations, to cease operating McDonald’s-branded restaurants, identifying our business with McDonald’s and using any of McDonald’s intellectual property. Although we would retain our real estate and our rights therein, the MFAs prohibit us from engaging in certain competitive businesses, including any local or international informal eating out or quick-service restaurants, or duplicating the McDonald’s system at another restaurant or business during the two-year period following the expiration of the MFAs. Moreover, McDonald’s would have the option to purchase the furniture, fixtures, signs, equipment, leasehold improvements and other similar fixed property or any portion thereof held by the franchised restaurant(s) designated by McDonald’s, for a sum equal to the fair market value of such property, by delivering a written notice to us within 60 days following any such termination or expiration.
Limitations on Indebtedness
Under the MFAs, we cannot incur certain indebtedness, without McDonald’s consent.
Under the MFAs, we must maintain a fixed charge coverage ratio (as defined therein) at least equal to 1.50 and a leverage ratio (as defined therein) not in excess of 4.25. If we are unable to comply with our original commitments under the MFAs or to obtain a waiver for any non-compliance in the future, we could be in material breach. Our breach of the MFAs would give McDonald’s certain rights, including the ability to acquire all or portions of our business. See “—Material Breach.”

Letters of Credit
As security for the performance of our obligations under the MFAs, we have obtained letters of credit in favor of McDonald’s in the aggregate amount of $80.0 million from various banks and are required to maintain these letters of credit in effect.
The letters of credit contain a limited number of customary affirmative and negative covenants and benefit from guarantees from certain subsidiaries.
Although we do not have any amounts outstanding under our letters of credit at this time, any default under the letters of credit would also result in a material breach of our obligations under the MFAs.
Termination
The MFAs automatically terminate without the need for any party to it to take any further action if any type of insolvency or similar proceeding in respect of us, any of our subsidiaries or Beneficial Owner commences.
In the event of the occurrence of any material breach—other than our failure to achieve certain targeted openings—McDonald’s has the right to terminate the MFAs. If we fail to achieve such targeted openings, McDonald’s has the right to terminate our exclusive right to exploit the rights granted under the MFAs with respect to each Territory to which such failure may be attributable.
We must pay to McDonald’s any amounts owed under the MFAs within ten business days of the termination of the MFA. In addition, McDonald’s has the right to exercise its Call Option.
McDonald’s also has the option to purchase certain fixed property or any portion thereof for a sum equal to the fair market value of such property, by delivering a written notice within 60 days following any termination of the MFA. If we and McDonald’s fail to agree on the fair market value of the property being purchased, the fair market value of such property will be determined by a reputable international accounting firm designated by McDonald’s.
The 2027 Notes, the 2029 Sustainability-Linked Notes and the 2032 Notes
For a description of the 2027 notes, the 2029 Sustainability-Linked notes and the 2032 notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”
The Revolving Credit Facilities
For a description of the revolving credit facilities entered into by the Company with JPMorgan and Banco Santander (Brasil) S.A., as well as those entered into by Arcos Dorados B.V. with Itaú Unibanco S.A., Nassau Branch, and Banco Santander (Brasil) S.A., Grand Cayman Branch, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Revolving Credit Facilities.”

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
This discussion assumes that we are not, and will not become, a “passive foreign investment company,” as described below.

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
Passive Foreign Investment Company Rules
We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our 2024 taxable year. However, because the application of the Treasury Regulations is not entirely clear and because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.
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

Foreign Currency Exchange Rate Risk
Foreign Currency Exchange Rate Risk in 2024
We are exposed to foreign currency exchange rate risk primarily in connection with the fluctuation in the value of the local currencies of the countries in which we operate, such as the Brazilian real and the Mexican peso, among others. We generate revenues and cash from our operations in local currencies while a significant portion of our long-term debt is denominated in U.S. dollars. An adverse change in foreign currency exchange rates would therefore affect the generation of cash flow from operations in U.S. dollars, which could negatively impact our ability to pay amounts owed in U.S. dollars. In order to partially mitigate the foreign exchange rate risk related to our long-term debt, we entered into certain derivative instruments. See Note 13 to our consolidated financial statements for more detail. Moreover, our continuing royalty payments to McDonald’s pursuant to the MFAs must be translated into and paid in U.S. dollars using the exchange rate of the last business day of the month, payable on the seventh day subsequent to each month-end. As such, in the intervening period we are subject to foreign exchange risk.
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
An appreciation of 10% in the value of the European euro against the U.S. dollar would result in a foreign exchange loss of $8.4 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Martinique of $77.7 million as of December 31, 2024.
An appreciation of 10% in the value of the Costa Rican colon against the U.S. dollar would result in a foreign exchange loss of $6.7 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Costa Rica of $61.6 million as of December 31, 2024.
An appreciation of 10% in the value of the Uruguayan peso against the U.S. dollar would result in a foreign exchange loss of $4.9 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Uruguay of $44 million as of December 31, 2024.
A depreciation of 10% in the value of the Brazilian real against the U.S. dollar would result in a net foreign exchange loss totaling $1.7 million over (i) U.S. dollar-denominated intercompany loans held by our Brazilian subsidiary partially offset by derivatives of $18.0 million, (ii) the Brazilian real-denominated intercompany payable held by our subsidiary Arcos Dorados B.V. and Latam LLC of R$6.4 million, and (iii) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $2.2 million as of December 31, 2024.
A depreciation of 10% in the value of the Peruvian Soles against the U.S. dollar would result in a foreign exchange loss of $0.8 million mainly related to the outstanding U.S. dollar-denominated intercompany loan held by our subsidiary in Peru of $8.5 million as of December 31, 2024.
Fluctuations in the value of the other local currencies against the U.S. dollar would not result in material foreign exchange gains or losses as of December 31, 2024 since there are no other significant intercompany balances exposed to foreign exchange risk.

Summary of Foreign Currency Exchange Rate Risk in 2023
We are exposed to foreign currency exchange rate risk primarily in connection with the fluctuation in the value of the local currencies of the countries in which we operate, such as the Brazilian real and the Mexican peso, among others. We generate revenues and cash from our operations in local currencies while a significant portion of our long-term debt is denominated in U.S. dollars. An adverse change in foreign currency exchange rates would therefore affect the generation of cash flow from operations in U.S. dollars, which could negatively impact our ability to pay amounts owed in U.S. dollars. In order to partially mitigate the foreign exchange rate risk related to our long-term debt, we entered into certain derivative instruments. See Note 13 to our consolidated financial statements for more detail. Moreover, our royalty payments to McDonald’s pursuant to the MFAs must be translated into and paid in U.S. dollars using the exchange rate of the last business day of the month, payable on the seventh day subsequent to each month-end. As such, in the intervening period we are subject to foreign exchange risk.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.    Material Modifications to Instruments
None.
B.    Material Modifications to Rights
None.
C.    Withdrawal or Substitution of Assets
None.
D.    Change in Trustees or Paying Agents
None.
E.    Use of Proceeds
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
A.     Disclosure Controls and Procedures
As of December 31, 2024, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024 in ensuring that information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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
Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the guidelines set forth by the COSO.
Based on this assessment, management believes that, as of December 31, 2024, its internal control over financial reporting was effective based on those criteria.
C.     Attestation Report of the Registered Public Accounting Firm
Pistrelli, Henry Martin y Asociados S.A., member firm of Ernst & Young Global Limited, independent registered public accounting firm, has audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2024, as stated in their report which appears below.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ARCOS DORADOS HOLDINGS INC.:

Opinion on Internal Control over Financial Reporting

We have audited Arcos Dorados Holdings Inc.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Arcos Dorados Holdings Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”) and our report dated March 12, 2025 expressed an unqualified opinion thereon.

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

/s/ Pistrelli, Henry Martin y Asociados S.A.
________________________________________
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.
Member of Ernst & Young Global Limited

Buenos Aires, Argentina
March 12, 2025

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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table describes the amounts billed to us by the principal accountant, for audit and other services performed in fiscal years 2024 and 2023.

	2024	2023
	(in thousands of U.S. dollars)
Audit fees	$3,272	$2,574
Audit-related fees	4	10
Tax fees	507	440
All other fees	29	48

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
Audit-Related Fees
Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal year 2024 and not reported under the previous category. These services would include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.
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
In 2024, the Company did not purchase any class A shares.
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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
We maintain insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our securities by directors, officers, and employees that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as NYSE listing standards. A copy of our insider trading policy is filed as Exhibit 19 to this report.
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
In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors—Information technology system failures or interruptions or breaches of our network security may interrupt our operations, exposing us to increased operating costs, fraud, data protection incidents and litigation” in this annual report on Form 20-F.

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

2.2
Description of the Registrant’s Capital Stock, incorporated herein by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 29, 2020.

2.3*
Indenture, dated January 29, 2025, among Arcos Dorados B.V., as issuer, Arcos Dorados Holdings, Inc. as Parent Guarantor, the Subsidiary Guarantors named therein, Citibank N.A., as trustee, registrar, paying agent and transfer agent, and Banque Internationale a Luxembourg, Societe Anonyme, as Luxembourg paying agent.

3.1	Los Laureles Voting Trust, incorporated herein by reference to Exhibit 9.1 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.1*	Third Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in All of the Territories, except Brazil, dated as of April 28, 2025.
4.2*	Third Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in Brazil, dated as of December 30, 2024.
4.3
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

4.5
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

4.7	Equity Incentive Plan, incorporated herein by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-1 (File No. 333-173063) filed with the SEC on March 25, 2011.
4.8
ISDA Master Agreement dated as of April 20, 2012 between Bank of America, N.A. and Arcos Dorados Holdings Inc., incorporated herein by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC on April 26, 2013.

4.9
ISDA Schedule to the 2012 Master Agreement dated as of April 20, 2012 between Bank of America, N.A. and Arcos Dorados Holdings Inc., incorporated herein by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC on April 26, 2013.

4.10*	Revolving Credit Facility dated April 15, 2025 by and between Arcos Dorados B.V., as borrower, Arcos Dourados Comércio de Alimentos S.A., as guarantor, and Itaú Unibanco S.A., Nassau Branch, as lender

Exhibit No.	Description
4.11
ISDA Master Agreement dated as of September 6, 2013 between Citibank, N.A. and Arcos Dorados Holdings Inc, incorporated herein by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 29, 2021.

4.12
ISDA Schedule to the 2013 Master Agreement dated as of September 6, 2013 between Citibank, N.A. and Arcos Dorados Holdings Inc., incorporated herein by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 29, 2021.

4.13
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

4.14
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

4.15
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

4.16
Credit Agreement dated as of December 11, 2020 among Arcos Dorados Holdings Inc., as borrower, certain subsidiaries of the borrower, as guarantors and JPMorgan Chase Bank, N.A., as lender, incorporated herein by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 29, 2021.

4.17
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

4.18
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

4.19
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

4.20
Fourth Amendment, dated as February 15, 2024, to the Amended and Restated Credit Agreement dated as of December 11, 2020 among Arcos Dorados Holdings Inc., as borrower, certain subsidiaries of the borrower, as guarantors and JPMorgan Chase Bank, N.A., as lender, incorporated herein by reference to Exhibit 4.36 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 29, 2024.

4.21
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

4.22
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

4.23*
Credit Agreement, dated as of October 31, 2024, among Arcos Dorados Holdings Inc. and Arcos Dorados B.V., as Borrowers, Arcos Dourados Comercio de Alimentos S.A., as guarantor, and Banco Santander (Brasil) S.A., Grand Cayman Branch, as Lender

Exhibit No.	Description
4.24*
Amendment No. 3 dated as of June 6, 2024 to the Application and Agreement for Irrevocable Standby Letter of Credit Agreement dated as of November 3, 2015 among Arcos Dorados B.V., as applicant, McDonald’s Latin America, LLC, as beneficiary, and JPMorgan Chase Bank, N.A., as lender.

4.25*
Continuing Standby Letter of Credit Agreement dated as of June 14, 2024, among Arcos Dorados B.V., as applicant, McDonald’s Latin America, LLC, as beneficiary, and ItaúUnibanco S.A., Miami Branch, as bank.

4.26*	Letter of Credit Agreement, dated as of October 25, 2024, between Arcos Dorados B.V. and Banco Bilbao Vizcaya Argentaria, S.A. New York Branch (BBVA), as issuing bank.
8.1*	List of Subsidiaries.
11.1
Standards of Business Conduct of the Company, incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 26, 2019.

12.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
13.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
15.1*	Consent of Pistrelli, Henry Martin y Asociados S.A., member firm of Ernst & Young Global Limited, independent registered public accounting firm.
19.1*	Insider Trading Policy
97.1
Arcos Dorados Holdings Inc. Compensation Recoupment Policy, incorporated herein by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 29, 2024.

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
Name: Mariano Tannenbaum
Title: Chief Financial Officer

Date: April 29, 2025

Arcos Dorados Holdings Inc.

Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ARCOS DORADOS HOLDINGS INC.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Arcos Dorados Holdings Inc. (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 12, 2025, expressed an unqualified opinion thereon.

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

Impairment of long-lived assets for markets with impairment indicators

Description of the Matter
As of December 31, 2024, the carrying amount of long-lived assets is thousands of $2,143,663, including Property and equipment, net; Lease right of use asset; and Net intangible assets and goodwill. As a result of its impairment assessment exercise, the Company recorded a loss of thousands of $1,067, during 2024.

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

To test management assessment of impairment of long-lived assets our audit procedures included, among others, testing the macroeconomic variables used by management, such as inflation rates and GDP growth, assessing the consistency between the estimated cash flows in the model and the business plan approved by management, comparing the remaining life of fixed assets with the accounting records and the clerical accuracy of the computations. Additionally, we evaluated the valuation methods used by management, including the key assumptions used in determining the undiscounted future cash flows of each restaurant. We also involved our valuation specialists to assist in evaluating the methodology and the key assumptions used in the future cash flows estimation by management. We also compared forecasts to business plans and previous forecasts of projected cash flows to actual results to assess management estimation process.

We also assessed the related disclosures in note 3 to the consolidated financial statements.

Tax contingencies
Description of the Matter
The Company has operations in Brazil representing 39.6% of the revenues of the group for the year ended December 31, 2024 and maintains a provision for tax contingencies in that country that represents a 73% of the provision for contingencies balance of the group as of December 31, 2024. As described in notes 3 and 18, the Company assesses the likelihood of any adverse judgments in outcomes on its tax positions, including income tax and other taxes, based on the technical merits of a tax position derived from legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position.

Auditing the measurement of tax contingencies related to certain claims and transactions was challenging because their measurement is complex, highly judgmental, and is based on interpretations of tax laws, case-law jurisprudence and requires estimating the future outcome of individual claims.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls around identification of matters, evaluation of tax opinions, and tested management’s review controls over the assumptions made in the estimation of provisions and related disclosures.

To test the tax contingencies provision, our audit procedures included, among others, involving personnel with specialized knowledge to assess the technical merits of the Company’s tax positions; assessing the Company’s correspondence with the relevant tax authorities; evaluating third-party tax opinions obtained by the Company; separately corresponding with certain key external tax and legal advisors of the Company, inspecting the minutes of the meetings of the Audit Committee and Board of Directors; obtaining confirmation letters from the group’s tax director, and evaluating the application of relevant tax law in the Company’s determination of its provision. As part of our evaluation, we have considered historical information to assess the assumptions made by management in relation to the potential outcomes.

We also evaluated the disclosures included in notes 3 and 18 to the consolidated financial statements in relation to these matters.

/s/ Pistrelli, Henry Martin y Asociados S.A.

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.
Member of Ernst & Young Global Limited
We have served as the Company’s auditor since 2007.

Buenos Aires, Argentina
March 12, 2025

Arcos Dorados Holdings Inc.
Consolidated Statements of Income
For the fiscal years ended December 31, 2024, 2023 and 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2024	2023	2022
Sales by Company-operated restaurants	$4,266,748	$4,137,675	$3,457,491
Revenues from franchised restaurants	203,414	194,203	161,411
Total revenues	4,470,162	4,331,878	3,618,902

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,498,853)	(1,457,720)	(1,227,293)
Payroll and employee benefits	(797,620)	(790,042)	(668,764)
Occupancy and other operating expenses	(1,238,220)	(1,154,334)	(967,690)
Royalty fees	(265,382)	(249,278)	(194,522)
Franchised restaurants – occupancy expenses	(83,665)	(83,359)	(68,028)
General and administrative expenses	(279,859)	(285,000)	(239,263)
Other operating income, net	17,952	1,894	11,080
Total operating costs and expenses	(4,145,647)	(4,017,839)	(3,354,480)
Operating income	324,515	314,039	264,422
Net interest expense and other financing results	(47,238)	(32,275)	(43,750)
Gain (loss) from derivative instruments	941	(13,183)	(10,490)
Foreign currency exchange results	(15,063)	10,774	16,501
Other non-operating expenses, net	(3,873)	(1,238)	(287)
Income before income taxes	259,282	278,117	226,396
Income tax expense, net	(109,903)	(95,702)	(85,476)
Net income	149,379	182,415	140,920
Less: Net income attributable to non-controlling interests	(620)	(1,141)	(577)
Net income attributable to Arcos Dorados Holdings Inc.	$148,759	$181,274	$140,343

Earnings per share information:
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.71	$0.86	$0.67
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	0.71	0.86	0.67

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Comprehensive Income
For the fiscal years ended December 31, 2024, 2023 and 2022
Amounts in thousands of US dollars

	2024	2023	2022
Net income	$149,379	$182,415	$140,920

Other comprehensive (loss) income, net of tax:

Foreign currency translation	(111,951)	53,304	16,376
Cash flow hedges:
Net gain (loss) recognized in accumulated other comprehensive loss	33,150	(17,393)	(26,255)
Reclassification of net (gain) loss to consolidated statement of income	(26,904)	15,124	7,669
Cash flow hedges (net of deferred income taxes of $(1,597), $896 and $3,038)	6,246	(2,269)	(18,586)
Securities available for sale:
Unrealized loss on available for sale securities	(552)	(1,780)	(3,624)
Reclassification of net loss to consolidated statement of income	774	1,119	—
Securities available for sale (net of deferred income taxes $99, $577 and $nil).	222	(661)	(3,624)
Total other comprehensive (loss) income	(105,483)	50,374	(5,834)
Comprehensive income	43,896	232,789	135,086
Less: Comprehensive income attributable to non-controlling interests	(540)	(1,136)	(435)
Comprehensive income attributable to Arcos Dorados Holdings Inc.	$43,356	$231,653	$134,651

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Balance Sheet
As of December 31, 2024 and 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

ASSETS	2024	2023
Current assets
Cash and cash equivalents	$135,064	$196,661
Short-term investments	3,529	50,106
Accounts and notes receivable, net	119,441	147,980
Other receivables	42,469	38,719
Inventories	51,650	52,830
Prepaid expenses and other current assets	115,834	118,982
Derivative instruments	416	—
Total current assets	468,403	605,278
Non-current assets
Miscellaneous	93,581	104,225
Collateral deposits	2,500	2,500
Property and equipment, net	1,127,042	1,119,885
Net intangible assets and goodwill	66,644	70,026
Deferred income taxes	90,287	98,163
Derivative instruments	79,874	46,486
Equity method investments	14,346	18,111
Lease right of use asset	949,977	954,564
Total non-current assets	2,424,251	2,413,960
Total assets	$2,892,654	$3,019,238
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$347,895	$374,986
Royalties payable to McDonald’s Corporation	20,860	21,292
Income taxes payable	39,004	77,722
Other taxes payable	79,462	85,421
Accrued payroll and other liabilities	113,259	142,487
Provision for contingencies	1,199	1,447
Interest payable	7,798	7,447
Short-term debt	60,251	29,533
Current portion of long-term debt	2,624	1,803
Derivative instruments	1,292	6,025
Operating lease liabilities	92,280	93,507
Total current liabilities	765,924	841,670
Non-current liabilities
Accrued payroll and other liabilities	20,928	27,513
Provision for contingencies	29,157	49,172
Long-term debt, excluding current portion	715,974	713,038
Derivative instruments	—	16,733
Deferred income taxes	2,084	1,166
Operating lease liabilities	849,158	853,107
Total non-current liabilities	1,617,301	1,660,729
Total liabilities	$2,383,225	$2,502,399
Equity
Class A shares of common stock	$389,967	$389,907
Class B shares of common stock	132,915	132,915
Additional paid-in capital	8,659	8,719
Retained earnings	664,390	566,188
Accumulated other comprehensive loss	(668,484)	(563,081)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc. shareholders’ equity	508,080	515,281
Non-controlling interests in subsidiaries	1,349	1,558
Total equity	509,429	516,839
Total liabilities and equity	$2,892,654	$3,019,238

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2024, 2023 and 2022
Amounts in thousands of US dollars

	2024	2023	2022
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	$148,759	$181,274	$140,343
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	177,354	149,268	119,777
(Gain) loss from derivative instruments	(941)	13,183	10,490
Amortization and accrual of letter of credit fees and deferred financing costs	4,869	4,268	5,342
Deferred income taxes	(11,389)	(4,310)	(15,449)
Foreign currency exchange results	9,051	3,162	(6,940)
Accrued net share-based compensation expense	953	14,337	6,089
Impairment of long-lived assets	1,067	2,626	1,171
Write-off of long-lived assets	2,650	8,401	3,143
Gain on sale and exchange of restaurants businesses	(6,550)	(4,008)	(577)
Others, net	1,335	(8,853)	(2,268)
Changes in assets and liabilities:
Accounts payable	24,460	70,003	111,958
Accounts and notes receivable and other receivables	(11,344)	(61,244)	(56,790)
Prepaid expenses and other assets	(28,640)	(40,509)	(27,131)
Inventories	(4,250)	4,827	(6,042)
Income taxes payable	(23,055)	7,755	18,637
Other taxes payable	6,542	25,452	8,874
Accrued payroll, other liabilities and provision for contingencies	(25,670)	17,272	32,873
Royalties payable to McDonald’s Corporation	1,079	(719)	5,457
Others	567	(220)	(3,520)
Net cash provided by operating activities	266,847	381,965	345,437
Investing activities
Property and equipment expenditures	(327,636)	(360,097)	(217,115)
Purchases of restaurant businesses paid at acquisition date	(6,083)	(2,081)	(4,800)
Proceeds from sales of property and equipment, restaurant businesses and related advances	8,210	2,540	2,714
Proceeds from short-term investments	76,114	66,735	—
Acquisitions of short-term investments	(30,000)	(86,719)	(41,083)
Other investing activity	(936)	(727)	635
Net cash used in investing activities	(280,331)	(380,349)	(259,649)
Financing activities
Collection of derivative instruments	331	30,880	—
Payments related to derivative instruments and derivative premiums	(15,274)	(3,296)	—
Issuance of 2029 Notes	—	—	349,969
Open Market Repurchases of 2029 Senior Notes	—	(2,813)	(12,014)
Cash Tender & Open Market Repurchases of 2027 Senior Notes	—	(1,904)	(159,034)
Settlement at maturity, Cash Tender, Partial Redemption & Open Market Repurchases of 2023 Senior Notes	—	(18,224)	(192,380)
Dividend payments to Arcos Dorados Holdings Inc. shareholders	(50,557)	(40,022)	(31,587)
Net short-term borrowings	34,168	29,384	359
Payments of other long term debt	(500)	(800)	(8,327)
Other financing activities	(5,330)	(5,028)	(6,964)
Net cash used in financing activities	(37,162)	(11,823)	(59,978)
Effect of exchange rate changes on cash and cash equivalents	(10,951)	(60,069)	(37,703)
Decrease in cash and cash equivalents	(61,597)	(70,276)	(11,893)
Cash and cash equivalents at the beginning of the year	196,661	266,937	278,830
Cash and cash equivalents at the end of the year	$135,064	$196,661	$266,937

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2024, 2023 and 2022
Amounts in thousands of US dollars

	2024	2023	2022
Supplemental cash flow information:
Cash paid during the year for:
Interest	$52,004	$47,510	$56,370
Income tax	120,847	72,766	78,935
Non-cash investing and financing activities:
Exchange of assets	$—	$3,538	$—
Seller financing and others pending of payment	1,622	1,700	320
Settlement of franchise receivables related to purchases of restaurant businesses	1,434	—	496
Receivable related to sales of restaurant businesses	1,140	—	—

See Notes to the Consolidated Financial Statements

Arcos Dorados Holdings Inc.
Consolidated Statements of Changes in Equity
For the fiscal years ended December 31, 2024, 2023 and 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Common Stock in treasury		Total	Non-controlling interests	Total
	Number	Amount	Number	Amount				Number	Amount
Balances at December 31, 2021	132,787,384	$388,369	80,000,000	$132,915	$10,101	$316,180	$(607,768)	(2,309,062)	$(19,367)	$220,430	$732	$221,162
Net income for the year	—	—	—	—	—	140,343	—	—	—	140,343	577	140,920
Other comprehensive loss	—	—	—	—	—	—	(5,692)	—	—	(5,692)	(142)	(5,834)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.15 per share)	—	—	—	—	—	(31,587)	—	—	—	(31,587)	—	(31,587)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	116,223	1,024	—	—	(1,024)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	129	—	—	—	—	129	—	129
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(363)	(363)
Balances at December 31, 2022	132,903,607	$389,393	80,000,000	$132,915	$9,206	$424,936	$(613,460)	(2,309,062)	$(19,367)	$323,623	$804	$324,427
Net income for the year	—	—	—	—	—	181,274	—	—	—	181,274	1,141	182,415
Other comprehensive income	—	—	—	—	—	—	50,379	—	—	50,379	(5)	50,374
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.19 per share)	—	—	—	—	—	(40,022)	—	—	—	(40,022)	—	(40,022)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	60,424	514	—	—	(514)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	27	—	—	—	—	27	—	27
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(382)	(382)
Balances at December 31, 2023	132,964,031	$389,907	80,000,000	$132,915	$8,719	$566,188	$(563,081)	(2,309,062)	$(19,367)	$515,281	$1,558	$516,839
Net income for the year	—	—	—	—	—	148,759	—	—	—	148,759	620	149,379
Other comprehensive loss	—	—	—	—	—		(105,403)	—	—	(105,403)	(80)	(105,483)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	—	—	—	—	—	(50,557)	—	—	—	(50,557)	—	(50,557)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	8,088	60	—	—	(60)	—	—	—	—	—	—	—
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(749)	(749)
Balances at December 31, 2024	132,972,119	$389,967	80,000,000	$132,915	$8,659	$664,390	$(668,484)	(2,309,062)	$(19,367)	$508,080	$1,349	$509,429

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
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

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements ("MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean ("LatAm business”). See Note 4 for details. Prior to this acquisition, the Company did not carry out operations. The Company’s rights to operate and franchise McDonald’s-branded restaurants in the Territories and therefore the ability to conduct the business, derive exclusively from the rights granted by McDonald’s Corporation in the MFAs through 2027. The initial term of the MFA for French Guiana, Guadeloupe and Martinique was ten years through August 2, 2017 with an option to extend the agreement for these territories for an additional period of ten years, through August 2, 2027. On July 20, 2016, the Company has exercised its option to extend the MFA for these three territories.

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

Effective from January 1, 2025, the Company entered into two new MFAs with McDonald´s Corporation that replace the prior agreements. The term of the new MFAs is 20 years for all of the Territories other than French Guiana, Guadeloupe and Martinique (which are subject to 10 year terms with an option to extend such terms for an additional term of 10 years).

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
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

In addition, in these territories, there are foreign currency restrictions. Since 2019, in Argentina several measures have been adopted including, among others: (i) limitation to hoarding and consumption in foreign currency for natural persons, (ii) taxes to increase the official exchange rate for certain services and goods, (iii) approvals required from the Central Bank of Argentina to access foreign currency to settle imports of goods or services, principal and interest from financial payables to foreign parties and dividends. Furthermore, Venezuela has currency restrictions which have been in place for several years under different currency exchange regulations. Although during 2019, the Central Bank of Venezuela loosened those restrictions by permitting financial institution to participate as intermediaries in foreign currency operations, the Company’s ability to immediately access cash through repatriations continues to be limited. Additionally, the Venezuelan market is subject to price controls. Its government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. However, the Company was able to increase prices during the fiscal year ended December 31, 2024.

As of December 31, 2024, Argentina’s and Venezuela’s net nonmonetary asset positions were $179.7 million and $20.6 million, respectively, mainly fixed assets.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, from the date of purchase, to be cash equivalents.

Short-term investments

As of December 31, 2024, Short-term investments consist of available for sale securities with an original maturity of more than three months. As of December 31, 2023, Short-term investments consist of time deposits and available for sale securities with an original maturity of more than three months.

Time deposits are measured at cost plus accrued interest. These charges are recognized immediately in earnings, within “Net interest expense and other financing results”. Available for sale securities are measured at fair value. Unrealized results are reported in other comprehensive (loss) income until realized. See Note 22 for additional information.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
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

During 2023 and 2024, the Company through some subsidiaries, launched a loyalty program in which our customers are awarded with loyalty points when purchases at company-operated and franchised restaurants are completed. Loyalty points can be redeemed for free products.

The company defers revenue associated with the estimated selling price of points earned towards free products as each point is earned and a corresponding liability is established in deferred revenue. This deferral is based on the estimated value of the product for which the reward is expected to be redeemed, net of estimated unredeemed points. Points’ average expiration period is six months.

When a customer redeems an earned reward, we recognize revenue for the redeemed product and reduce the related deferred revenue.

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

Other receivables

As of December 31, 2024, other receivables primarily consist of value-added tax and other tax receivables, related party receivables and insurance claim receivables, amounting to $23,211. As of December 31, 2023, other receivables primarily consist of value-added tax and other tax receivables, related party receivables and insurance claim receivables, amounting to $21,172.

Other receivables are reported at the amount expected to be collected.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Impairment and disposal of long-lived assets

In accordance with the guidance within ASC 360-10-35, the Company reviews long-lived assets (including property and equipment, intangible assets with definite useful lives and lease right of use asset) for impairment indicators whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. For purposes of reviewing assets for potential impairment, assets are grouped at a country level for each of the operating markets. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, each restaurant’s cash flows are not largely independent of the cash flows of others in a market. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value considering its highest and best use, as determined by an estimate of discounted future cash flows or its market value.

The Company assessed all markets for impairment indicators during the fourth quarter of 2024, 2023 and 2022. As a result of those assessments, the Company concluded that the second step was required to be performed as a component of the impairment testing of its long-lived assets on a per store basis, in: Aruba, Peru, USVI, Venezuela, Colombia and Trinidad and Tobago, for the fiscal years ended December 31, 2024; Aruba, Peru, USVI, Venezuela, Curaçao, Colombia and Trinidad and Tobago, for the fiscal years ended December 31, 2023; Aruba, Peru, USVI, Venezuela and Trinidad and Tobago, for the fiscal years ended December 31, 2022.

As a result of the impairment testing the Company recorded the following impairment charges, for the markets indicated below, within Other operating income, net on the consolidated statements of income:

Fiscal year	Markets	Total
2024	Trinidad & Tobago, USVI, Colombia, Venezuela and Peru	$1,067
2023	Trinidad & Tobago, Aruba, Colombia, Venezuela and Peru	2,626
2022	Aruba, USVI, Peru and Venezuela	1,171

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

During the fiscal years 2024, 2023 and 2022 the Company has not recorded any impairment charges for Goodwill.

In assessing the recoverability of the long-lived assets (including Goodwill), the Company considers changes in economic conditions and makes assumptions regarding estimated future cash flows and other factors. Estimates of future cash flows are highly subjective judgments based on the Company’s experience and knowledge of its operations. These estimates can be significantly impacted by many factors including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $184,145, $175,043 and $148,776 in 2024, 2023 and 2022, respectively. Advertising expenses related to franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to franchised operations were $52,761, $51,054 and $44,088 in 2024, 2023 and 2022, respectively.

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

Accounts payable outsourcing

In the ordinary course of business, the Company looks to obtain extended payment terms during the negotiation process with suppliers, which payment terms can vary from 15 days to up to 180 days after the invoice date. In this context, the Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. Independent from the Company, the financial institutions offer suppliers to voluntarily sell their receivables to them in an arrangement separately negotiated by the supplier and the financial institution. This service also allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. The Company’s responsibility is limited to making payment on the original due dates of the invoice negotiated with the supplier, regardless of whether the supplier sells its receivable. The Company is not permitted to remit payment to the financial institution or the supplier on a date later than the original due date of the invoice under any circumstances. The payment terms and purchase price of the original invoice do not change once the supplier elects to participate. Those payment terms vary from 45 days to up to 180 days after the invoice date. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. As a result, the Company does not pay any fee to the financial institutions for purchasing the suppliers' receivables and it does not receive any fee, commission, refund or discount from the financial institutions for the accounts payable services arrangement. The Company retains the right to all early pay discounts offered by suppliers if they do not sell their receivables.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

As of December 31, 2024 and 2023, the amounts under the accounts payable services arrangement and included in Accounts Payable in the Balance Sheet are $14,849 and $13,650, respectively. Presented below is the roll forward information about these accounts payable services:

Amount
Confirmed obligations outstanding amount as of December 31, 2022	$24,149
Invoices confirmed during the year	80,313
Confirmed invoices paid during the year	(91,775)
Currency translation	963
Confirmed obligations outstanding amount as of December 31, 2023	$13,650
Invoices confirmed during the year	80,655
Confirmed invoices paid during the year	(77,653)
Currency translation	(1,803)
Confirmed obligations outstanding amount as of December 31, 2024	$14,849

Share-based compensation
The Company recognizes compensation expense as services required to earn the benefits are rendered. See Note 17 for details of the outstanding plans and the related accounting policies.

Derivative financial instruments

The Company utilizes certain hedge instruments to manage its interest rate and foreign currency rate exposures. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. All derivatives are recognized as either assets or liabilities in the balance sheets and are measured at fair value. Additionally, the fair value adjustments will affect either other comprehensive (loss) income or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. For those instruments that qualifies for hedge accounting, the Company documents its risk management objective and strategy for undertaking hedging transactions, as well as all relationships between hedging instruments and hedged items. See Note 13 for details of the outstanding derivative instruments.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Leases

The Company leases locations through ground leases (the Company leases the land and owns the building) and through improved leases (the Company leases land and buildings). The operating leases are mainly related to restaurant and dessert center locations. The average of lease’s terms is about 17 years and, in many cases, include renewal options provided by the agreement or government’s regulations, that are reasonably certain to be exercised. Typically, renewal options are considered reasonably assured of being exercised if the associated asset lives of the building or leasehold improvements exceed the initial lease term, and the sales performance of the restaurant remains strong. Therefore, their associated payments are included in the measurement of the right-of-use asset and lease liability. Although certain leases contain purchase options, is not reasonably certain that the Company will exercise them. In addition, many agreements include escalations amounts that vary by reporting unit, for example, including fixed-rent escalations, escalations based on an inflation index, and fair value adjustments. According to rental terms, the Company pays monthly rent based on the greater of a fixed rent or a certain percentage of the Company’s gross sales. The lease agreements do not contain any material residual value guarantees or material restrictive covenants. Furthermore, the Company is the lessee under non-cancelable leases covering certain offices and warehouses.

Lease right of use assets represent the Company’s right to use an underlying asset for the lease term, and operating lease liabilities represents the Company’s obligation to make lease payments arising from the lease. Lease right of use assets and operating lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term.

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

The Company assesses the likelihood of any adverse judgments or outcomes on its tax positions, including income tax and other taxes, based on the technical merits of a tax position derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position. See Note 16 and 18 for details.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
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

As of December 31, 2024, 2023 and 2022, the Company recorded a gain of $54, $1,492 and $1,131, respectively, included within “Other operating income, net” related to the equity method of its investments in companies.

Recent accounting pronouncements

Segment Reporting

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. The pronouncement expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. This standard was adopted by the Company.

Income Taxes

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The pronouncement expands the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. We are currently in the process of determining the impact that ASU 2023-09 will have on the Company’s consolidated financial statement disclosures.

Income Statement Expenses - Disaggregation

In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses". The pronouncement expands the disclosure requirements for expenses, specifically by providing more detailed information about the types of expenses in commonly presented expense captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. We are currently in the process of determining the impact that ASU 2024-03 will have on the Company's consolidated financial statement disclosures.

No other new accounting pronouncement issued or effective during the fiscal year had or is expected to have a material impact on the Company’s consolidated financial statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
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

The Company is required to pay to McDonald’s Corporation continuing franchise fees (Royalty fees) on a monthly basis. Payment of monthly royalties is due on the seventh business day of the next calendar month. The amount to be paid during the first 10 years of the MFAs was equal to 5% of the US dollar equivalent of the gross product sales of each of the franchised restaurants. This percentage increased to 6% for the subsequent 5-year period and increased to 7% for the last 5-year period of the agreement. On January 1, 2025, became effective a new, 20-year MFAs, which replaced the previous MFAs, which includes a royalty fee of gross sales of 6.0% for the first ten years, 6.25% for the subsequent five years and 6.5% for the final five years.

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

Effective from January 1, 2025, the Company entered into two new MFAs with McDonald´s Corporation that replace the prior agreements. The term of the new MFAs is 20 years for all of the Territories other than French Guiana, Guadeloupe and Martinique (which are subject to 10 years term with an option to extend such terms for an additional term of 10 years).

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Other acquisitions

During fiscal years 2024, 2023 and 2022, the Company acquired certain franchised restaurants in certain territories. Presented below is supplemental information about these acquisitions:

Purchases of restaurant businesses:	2024	2023	2022
Property and equipment	$925	$2,063	$3,254
Identifiable intangible assets	2,902	2,760	1,349
Goodwill	3,992	4,380	1,843
Liabilities assumed	—	(154)	—
Gain on purchase of franchised restaurants	—	—	(830)
Purchase price	7,819	9,049	5,616
Seller financing	(302)	(3,430)	(320)
Exchange of assets	—	(3,538)	—
Settlement of franchise receivables	(1,434)	—	(496)
Net cash paid at acquisition date	$6,083	$2,081	$4,800

5.    Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year end:

	2024	2023
Receivables from franchisees	$46,320	$42,630
Debit and credit card receivables	28,492	61,178
Delivery sales receivables	36,983	35,376
Meal voucher receivables	7,081	9,877
Notes receivable	859	249
Allowance for doubtful accounts	(294)	(1,330)
	$119,441	$147,980

6.    Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year end:

	2024	2023
Prepaid taxes	$60,371	$54,802
Prepaid expenses	37,979	41,020
Promotion items and related advances	16,774	21,963
Others	710	1,197
	$115,834	$118,982

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated
7.    Miscellaneous

Miscellaneous consist of the following at year end:

	2024	2023
Judicial deposits	$19,770	$63,730
Tax credits	51,080	19,509
Notes receivable	5,145	4,505
Rent deposits	4,167	4,033
Prepaid property and equipment	516	1,011
Others	12,903	11,437
	$93,581	$104,225

8.    Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2024	2023
Land	$123,129	$136,195
Buildings and leasehold improvements	997,305	977,590
Equipment	1,123,928	1,115,223
Total cost	2,244,362	2,229,008
Total accumulated depreciation	(1,117,320)	(1,109,123)
	$1,127,042	$1,119,885

 Total depreciation expense for fiscal years 2024, 2023 and 2022 amounted to $153,535, $130,585 and $107,280, respectively.

9.    Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

	2024	2023
Net intangible assets (i)
Computer software cost	$130,858	$129,581
Initial franchise fees	16,101	17,671
Reacquired franchised rights	20,911	21,270
Others	—	940
Total cost	167,870	169,462
Total accumulated amortization	(114,567)	(111,333)
Subtotal	53,303	58,129

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Goodwill (ii)	2024	2023
Brazil	7,166	4,876
Chile	3,273	3,755
Mexico	1,562	1,916
Argentina	1,276	1,276
Colombia	64	74
Subtotal	13,341	11,897
	$66,644	$70,026

(i)Total amortization expense for fiscal years 2024, 2023 and 2022 amounted to $23,819, $18,683 and $12,497, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows: $23,028 for 2025, $16,653 for 2026; $11,736 for 2027; $822 for 2028; $405 for 2029; and thereafter $659.
(ii)Related to the acquisition of franchised restaurants and non-controlling interests.

10.    Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following at year end:

	2024	2023
Current:
Accrued payroll	$89,324	$106,177
Other liabilities	6,982	7,125
Deferred Income Loyalty Program	6,821	1,582
Phantom RSU award liability	5,239	19,165
Accrued expenses	4,893	8,438
	$113,259	$142,487
Non-current:
Phantom RSU award liability	$3,900	$7,528
Deferred revenues - Initial franchise fee	5,015	5,835
Deferred income	5,212	6,807
Security deposits	6,801	7,343
	$20,928	$27,513

11.    Short-term debt

Short-term debt consists of the following at year-end:

	2024	2023
Bank overdrafts	$686	$31
Short-term bank loans	55,065	29,502
Revolving Credit Facility	4,500	—
Total	$60,251	$29,533

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Short-term bank loans

As of December 31, 2024, the Company had drawn short-term bank loans in Chile, Uruguay, Puerto Rico and Panama, amounting to $55,065. As of December 31, 2023, short-term bank loans were comprised of two loans in Chile, amounting to $29,502.

The following table presents additional information related to short-term bank debt:

				Principal as of
Territories	Entity	Currency	Annual interest rate	December 31, 2024	December 31, 2023	Maturity
Panama	Citibank N.A.	USD	SOFR + 2.10%	$5,000	$—	February, 2025
Puerto Rico	Citibank N.A.	USD	SOFR + 2.10%	14,000	—	February, 2025
Chile	Banco de Chile	CLP	8.88%	—	9,821	December, 2024
	Banco Itaú Chile		8.28%	—	19,681
	Banco de Chile	CLP	6.84%	8,677	—	March, 2025
	Banco Itaú Chile		7.53%	17,388	—	June, 2025
Uruguay	Banco Itaú Uruguay S.A.	USD	5.74%	8,000	—	May, 2025
	Banco Bilbao Vizcaya Argentaria Uruguay S.A.		5.55%	2,000	—

Total				$55,065	$29,502

Revolving credit facilities

As of December 31, 2024, the Company maintained the followings revolving credit facilities:

Bank	Currency	Maturity	Interest rate	Amount
Itau Unibanco S.A. (i)	$	April 14, 2025	TERM SOFR + range between 2.65% to 4.85%	25,000
J.P. Morgan	$	February 17, 2026	SOFR + 3.10%	25,000
Banco Santander (Brasil) (ii)	$	October 31, 2026	TERM SOFR + range between 3.20% to 3.60%	25,000

(i) Maintained by its wholly-owned subsidiary ADBV.
(ii) Maintained by both, the Company and its wholly-owned subsidiary ADBV.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

In addition, for the J.P. Morgan and Santander agreements, the Company is required to comply, as of the last day of each quarter during the agreement, with a consolidated net indebtedness (including interest payable for the J.P. Morgan agreement) to EBITDA ratio. As of December 31, 2024, these ratio were as follows:

Bank	Ratio	Required Maximum Ratio	As of December 31, 2024
J.P. Morgan	Net Indebtedness (including interest payable) to EBITDA	3.00	1.14
Banco Santander (Brasil) S.A.	Net Indebtedness (not including interest payable) to EBITDA	3.00	1.12
	Net Indebtedness (not including interest payable) to EBITDA (i)	3.00	0.19

(i) Ratio maintained by its wholly-owned subsidiary ADBV.

As of December 31, 2024 the Company and ADBV were in compliance with all the ratios.

These revolving credit facilities permit the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Principal is due upon maturity. However, prepayments are permitted without premium or penalty.

The obligations of the Company, and ADBV for the Santander agreement, under the revolving credit facilities are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. The revolving credit facilities include customary covenants including, among others, restrictions on the ability of the Company, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws.

The revolving credit facilities provide for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

As of December 31, 2024, the Company had drawn $4,500 in connection with the revolving credit facility with J.P. Morgan.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated
12.    Long-term debt

Long-term debt consists of the following at year-end:

	2024	2023
2029 Notes	$334,200	$334,200
2027 Notes	379,265	379,265
Finance lease obligations	9,087	8,498
Other long-term borrowings	2,791	1,700
Subtotal	725,343	723,663
Discount on 2029 Notes	(3,294)	(4,059)
Discount on 2027 Notes	(1,753)	(2,571)
Premium on 2029 Notes	308	382
Premium on 2027 Notes	783	1,141
Deferred financing costs	(2,789)	(3,715)
Total	718,598	714,841
Current portion of long-term debt	2,624	1,803
Long-term debt, excluding current portion	$715,974	$713,038

2029 and 2027 Notes

The following table presents additional information related to the 2029 and 2027 Notes (the “Notes”):

			Principal as of December 31,
	Annual interest rate	Currency	2024	2023	Maturity
2029 Notes	6.125%	USD	$334,200	$334,200	May 27, 2029
2027 Notes	5.875%	USD	379,265	379,265	April 4, 2027

The following table presents additional information for the fiscal years ended December 31, 2024, 2023 and 2022:

	Interest Expense (i)			DFC Amortization (i)			Amortization of Premium/Discount, net (i)
	2024	2023	2022	2024	2023	2022	2024	2023	2022
2029 Notes	$20,469	$20,511	$14,299	$469	$527	$342	$691	$695	$715
2027 Notes	22,282	22,218	25,538	457	466	759	460	478	785

(i)These charges are included within “Net interest expense and other financing results” in the consolidated statements of income.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
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

The following table summarizes the activity of 2027 Notes as of December 31, 2024:

Transaction	Date	Principal Amount	Average Price	Early Redemption Price	Total payment (i)
Issuance	April 4, 2017	$265,000	—	—	$—
Additional issuance	September 11, 2020	$150,000	—	—	$—
Additional issuance of 2027 Notes related to 2023 exchange	October 13, 2020	$138,354	—	—	$—
Open market repurchases	During 2021	$(17,368)	105.74%	—	$(18,364)
Cash Tender	May 13, 2022	$(150,000)	99.94%	103.00%	$(154,407)
Open market repurchases	During 2022	$(4,721)	98.01%	—	$(4,627)
Open market repurchases	During 2023	$(2,000)	95.20%	—	$(1,904)
Principal amount of 2027 Notes as of December 31, 2024:		$379,265

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table summarizes the activity of 2029 Notes as of December 31, 2024:

Transaction	Date	Principal Amount	Average Price	Total payment (i)
Issuance	April 27, 2022	$350,000	—	$—
Open market repurchases	During 2022	$(12,800)	93.87%	$(12,015)
Open market repurchases	During 2023	$(3,000)	93.76%	$(2,813)
Principal amount of 2029 Notes as of December 31, 2024:		$334,200

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

The 2029 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

On January 29, 2025 as a result of the offer made by the Company on January 15, 2025 to purchase for cash any and all of its outstanding 5.875% Notes due 2027 and the subsequent issue by ADBV (the “Issuer”) on January 24, 2025 of a new Senior Note for an aggregate principal amount of $600,000 which matures in 2032 (the “2032 Notes”), the Company redeemed 35.27% of its outstanding 2027 Notes for a total amount of $136,145 plus accrued and unpaid interest. See Note 26 for further information.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Other required disclosure

As of December 31, 2024, future payments related to the Company’s long-term debt are as follows:

	Principal	Interest	Total
2025	$2,624	$43,491	$46,115
2026	758	43,424	44,182
2027	380,083	32,224	412,307
2028	886	21,018	21,904
2029	335,144	10,672	345,816
Thereafter	5,848	760	6,608
Total payments	725,343	151,589	876,932
Interest	—	(151,589)	(151,589)
Discount on 2029 Notes	(3,294)	—	(3,294)
Discount on 2027 Notes	(1,753)	—	(1,753)
Premium on 2029 Notes	308	—	308
Premium on 2027 Notes	783	—	783
Deferred financing cost	(2,789)	—	(2,789)
Long-term debt	$718,598	$—	$718,598

13.    Derivative instruments

The Company’s derivatives that are designated for hedge accounting consist of cross-currency interest rate swaps, foreign currency forwards, call spreads, interest coupon only swaps and sustainability linked ESG Principal Only Swap. All these derivatives are classified as cash flow hedges. Further details are in “Derivatives designated as hedging instruments” section.

Additionally, the Company enters into certain derivatives that are not designated for hedge accounting. The Company has entered into foreign currency forwards, call spread and interest coupon only swap to mitigate the foreign currency fluctuations on foreign currency denominated liabilities. Further details are explained in the “Derivatives not designated as hedging instruments” section.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2024 and 2023:

		Assets			Liabilities
Type of Derivative	Balance Sheets Location	2024	2023	Balance Sheets Location	2024	2023
Derivatives designated as hedging instruments
Cash Flow hedge
Forward contracts	Other receivables	$2,093	$119	Accrued payroll and other liabilities	$—	$(1,536)
Call spread + Coupon-only swap	Derivative instruments	16,998	2,823	Derivative instruments	(179)	(185)
Sustainability linked ESG Principal Only Swap	Derivative instruments	25,617	18,466	Derivative instruments	(207)	(261)
Cross-currency interest rate swap	Derivative instruments	37,627	19,337	Derivative instruments	(620)	(2,398)
Subtotal		$82,335	$40,745		$(1,006)	$(4,380)
Derivatives not designated as hedging instruments
Forward contracts	Derivative instruments	48	—	Derivative instruments	(286)	—
Call Spread + Coupon-only swap	Derivative instruments	—	3,761	Derivative instruments	—	(12,578)
Call spread	Derivative instruments	—	2,099	Derivative instruments	—	—
Coupon-only swap	Derivative instruments	—	—	Derivative instruments	—	(7,336)
Subtotal		$48	$5,860		$(286)	$(19,914)
Total derivative instruments		$82,383	$46,605		$(1,292)	$(24,294)

Derivatives designated as hedging instruments

Cash flow hedge

The Company has entered into various forward contracts in a few territories to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges results in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of December 31, 2024, the Company estimated that the whole amount of net derivative gains or losses related to its cash flow hedges included in accumulated other comprehensive loss will be reclassified into earnings within the next 12 months.

Moreover, the Company, through its Brazilian subsidiary, has entered into certain instruments designated as cash flow hedge to reduce the exposure to variability in expected future cash flows related to intercompany loans (principal and interest). The Company uses call spread, coupon-only swaps, cross-currency interest rate swap and a sustainability-linked ESG principal only swap. As of December 31, 2024, the Company estimated that the whole amount of net derivative gains or losses related to its cash flow hedges included in accumulated other comprehensive loss will be reclassified into earnings within the next 5 years.

As of December 31, 2024 and 2023, for certain call spreads, the Company’s Brazilian subsidiary paid a one time net premium of $8,894 and $2,581, respectively, to buy the options.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table presents the notional amounts of the Company’s outstanding derivative instruments classified as cash flow hedge:

	Notional amount as of December 31,
	2024	2023
Forward contracts	$48,799	$44,412
Call Spread + Coupon-only swap	89,000	24,000
Sustainability-linked ESG Principal Only	50,000	50,000
Cross-currency interest rate swap	80,000	80,000

Additional disclosures

The following table presents the pretax amounts affecting income and other comprehensive (loss) income for the fiscal years ended December 31, 2024, 2023 and 2022 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative			(Gain) Loss Reclassified from Accumulated OCI into income (loss)
	2024	2023	2022	2024	2023	2022
Forward contracts (i)	$4,317	$(6,710)	$(1,225)	$(807)	$6,172	$(263)
Cross-currency interest rate swaps (ii)	24,628	(14,730)	(31,174)	(17,632)	10,913	8,727
Call Spread (ii)	2,469	30	—	(9,637)	2,385	3,275
Coupon-only swap (ii)	4,635	(263)	—	(472)	(1,752)	(964)
Sustainability linked ESG Principal Only Swap (ii)	12,142	(1,224)	—	(11,800)	2,014	—
Total	$48,191	$(22,897)	$(32,399)	$(40,348)	$19,732	$10,775

(i)The results recognized in income related to forward contracts were recorded as an adjustment to food and paper.
(ii)The net gain (loss) recognized in income is presented as follows:

Adjustment to:	2024	2023	2022
Net interest expense and other financing results	(1,419)	(181)	(3,675)
(Loss) gain from derivative instruments (a)	—	(6)	5,907
Foreign currency exchange results	40,960	(13,373)	(13,270)
Total	$39,541	$(13,560)	$(11,038)

(a) Related to the discontinued relationships of Cross-currency interest rate swaps during July 2023 and September 2022.

Derivatives not designated as hedging instruments

The Company has entered into certain derivatives that are not designated for hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately within “Gain (loss) from derivative instruments”.

For the fiscal years ended December 31, 2024 the Company made payments amounting to $6,380 and collections amounting to $331, as a result of unwound derivatives not designated as hedging instruments.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table presents the notional amounts of the Company’s outstanding derivative instruments not designed as hedging instruments:

	Notional amount as of December 31,
	2024	2023
Forward contracts	$5,000	$—
Call Spread + Coupon-only swap	—	50,000
Call Spread	—	30,000
Coupon-only swap	—	30,000

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated
14.    Leases

As of December 31, 2024, maturities of lease liabilities under existing operating leases are:

	Restaurant	Other	Total
2025	$143,038	$6,543	$149,581
2026	137,148	5,924	143,072
2027	132,523	4,851	137,374
2028	128,448	2,221	130,669
2029	123,296	1,289	124,585
Thereafter	1,183,069	6,619	1,189,688
Total lease payments	$1,847,522	$27,447	$1,874,969
Lease discount			(933,531)
Operating lease liability			$941,438

The following table is a summary of the Company’s components of lease cost for fiscal years 2024, 2023 and 2022:

Lease Expense	Statements of Income Location	2024	2023	2022
Operating lease expense - Minimum rentals:
Company-operated restaurants	Occupancy and other operating expenses	$(139,265)	$(131,613)	$(117,723)
Franchised restaurants	Franchised restaurants - occupancy expenses	(47,096)	(47,975)	(44,656)
General and administrative	General and administrative expenses	(8,824)	(8,472)	(6,746)
Subtotal		(195,185)	(188,060)	(169,125)
Variable lease expense - Contingent rentals based on sales:
Company-operated restaurants	Occupancy and other operating expenses	(44,676)	(46,861)	(36,322)
Franchised restaurants	Franchised restaurants - occupancy expenses	(17,117)	(15,603)	(10,810)
Subtotal		(61,793)	(62,464)	(47,132)
Total lease expense		$(256,978)	$(250,524)	$(216,257)

Other information	2024
Weighted-average remaining lease term (years)
Operating leases	9
Weighted-average discount rate
Operating leases	6.5%

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Supplemental cash flow information related to leases was as follows:

	2024	2023	2022
Cash paid for the amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$152,267	$146,816	$132,452
Financing cash flows from finance leases	1,269	1,031	816

Lease right-of-use asset obtained in exchange for lease obligations:
Operating leases	$197,477	$135,893	$91,350
Finance leases	3,075	4,022	—

The Company maintains a few finance leases agreements, previously classified as capital leases. As of December 31, 2024 and 2023 the obligation amounts to $9,087 and $8,498 respectively, included within “Long-term debt” in the Consolidated Balance Sheet.

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

As of December 31, 2024 and 2023, net property and equipment under franchise arrangements totaled $102,925 and $109,642, respectively (including land for $21,943 and $27,160, respectively).

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Revenues from franchised restaurants for fiscal years 2024, 2023 and 2022 consisted of:

	2024	2023	2022
Rent (i)	$202,779	$193,518	$160,795
Initial fees (ii)	380	417	401
Royalty fees (iii)	255	268	215
Total	$203,414	$194,203	$161,411

(i)Includes rental income of own buildings and subleases. As of December 31, 2024, 2023 and 2022 the subleases rental income amounted to $166,854, $154,087 and $132,327, respectively.
(ii)Presented net of initial fees owed to McDonald’s Corporation for $833, $963 and $1,012 in 2024, 2023 and 2022, respectively.
(iii)Presented net of royalties fees owed to McDonald’s Corporation for $73,979, $71,667 and $62,360 in 2024, 2023 and 2022, respectively.

As of December 31, 2024, future minimum rent payments due to the Company under existing franchised agreements are:

	Owned sites	Leased sites	Total
2025	$5,768	$56,756	$62,524
2026	4,754	50,846	55,600
2027	4,624	45,900	50,524
2028	3,889	40,949	44,838
2029	3,725	35,308	39,033
Thereafter	30,094	179,225	209,319
Total	$52,854	$408,984	$461,838

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.    Income taxes

The Company’s operations are conducted by its foreign subsidiaries in Latin America and the Caribbean. The foreign subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such foreign countries.

Statutory tax rates in the countries in which the Company operates for fiscal years 2024, 2023 and 2022 were as follows:

	2024	2023	2022
Puerto Rico	18.5%	18.5%	18.5%
Curaçao	22.0%	22.0%	22.0%
USVI	21.0%	21.0%	21.0%
Ecuador, Panama, Uruguay, Martinique, French Guiana and Guadeloupe	25.0%	25.0%	25.0%
Aruba	22.0%	22.0%	25.0%
Chile	27.0%	27.0%	27.0%
Peru	29.5%	29.5%	29.5%
Costa Rica, Mexico and Trinidad and Tobago	30.0%	30.0%	30.0%
Colombia and Argentina	35.0%	35.0%	35.0%
Brazil and Venezuela	34.0%	34.0%	34.0%
Netherlands	25.8%	25.8%	25.8%

Income tax expense, net for fiscal years 2024, 2023 and 2022 consisted of the following:

	2024	2023	2022
Current income tax expense	$121,292	$100,012	$100,925
Deferred income tax income	(11,389)	(4,310)	(15,449)
Income tax expense, net	$109,903	$95,702	$85,476

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Income tax expense, net for fiscal years 2024, 2023 and 2022, differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax income (loss) as a result of the following:

	2024	2023	2022
Pre-tax income	$259,282	$278,117	$226,396
Weighted-average statutory income tax rate (i)	38.7%	36.1%	39.0%
Income tax expense at weighted-average statutory tax rate on pre-tax income	100,297	100,411	88,314
Permanent differences:
Change in valuation allowance (ii)	9,956	(254)	381
Expiration and changes in tax loss carryforwards	865	3,784	132
Argentina and Venezuela remeasurement and inflationary impacts (iii)	(2,646)	(16,234)	(10,009)
Non-deductible expenses	17,029	15,548	24,845
Tax benefits and Non-taxable income	(19,845)	(12,826)	(9,740)
Income taxes withholdings on intercompany transactions (iv)	10,520	9,704	6,374
Differences including exchange rate, inflation adjustment and filing differences	(7,849)	(5,586)	(14,485)
Alternative Taxes	1,120	2,109	359
Others (v)	456	(954)	(695)
Income tax expense, net	$109,903	$95,702	$85,476

(i)Weighted-average statutory income tax rate is calculated based on the aggregated amount of the income before taxes by country multiplied by the prevailing statutory income tax rate, divided by the consolidated income before taxes.
(ii)Comprises net changes in valuation allowances for the year, mainly related to net operating losses (“NOLs”).
(iii)Comprises changes in valuation allowance during 2024, 2023 and 2022 for $12,412, $22,825 and $57,329, respectively in Venezuela.
(iv)Comprises income tax withheld on the payment of interest on intercompany loans.
(v)Mainly comprises income tax effects over intercompany transactions which are eliminated for consolidation purposes.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The tax effects of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities as of December 31, 2024 and 2023 are presented below:

	2024	2023
Tax loss carryforwards (i)	$145,977	$153,823
Purchase price allocation adjustment	10,042	12,288
Property and equipment, tax inflation adjustment	48,135	53,238
Other accrued payroll and other liabilities	41,116	41,787
Provision for contingencies, bad debts and obsolescence	15,899	23,126
Other deferred tax assets (ii)	29,316	31,177
Other deferred tax liabilities	(4,061)	(5,784)
Leases (iii)	27,052	29,216
Property and equipment - difference in depreciation rates	(20,375)	(23,200)
Valuation allowance (iv)	(204,898)	(218,674)
Net deferred tax asset	$88,203	$96,997

(i)As of December 31, 2024, the Company and its subsidiaries have accumulated NOLs amounting to $505,336. The Company has NOLs amounting to $184,968, expiring between 2025 and 2029, $139,982, expiring after 2029 and, $180,386 that do not expire. Changes in tax loss carryforwards for the year relate to the utilization of NOLs.
(ii)Other deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes (accounting base) and the amounts used for income tax purposes (tax base). As of December 31, 2024 and 2023, this item includes: provision for regular expenses for $13,940 and $13,070, respectively, in Brazil, Colombia, Mexico, Panama and Venezuela.
(iii)As of December 31, 2024 and 2023, this item includes difference in depreciation of net leases (related to differences between ASC842 and local tax regulation) in Brazil; assets of $200,047 and $240,299 and liabilities of $172,995 and $211,083, respectively.
(iv)In assessing the realization of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The net deferred tax asset of $88,203 as of December 31, 2024, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $90,287 and $2,084, respectively.

The net deferred tax asset of $96,997 as of December 31, 2023, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $98,163 and $1,166, respectively.

Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences, comprise undistributed earnings considered permanently invested in subsidiaries amounted to $354,156 as of December 31, 2024. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

As of December 31, 2024, and 2023, the Company has not identified unrecognized tax benefits that would favorably affect the effective tax rate if resolved in the Company’s favor.

The Company account for uncertain tax positions by determining the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. This determination requires the use of significant judgment in evaluating the tax positions and assessing the timing and amounts of deductible and taxable items. The Company is regularly under audit in multiple tax jurisdictions and is currently under examination in several jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2018.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

As of December 31, 2024, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $165 million, related to assessments for the fiscal years 2009 to 2017. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

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

In December 2021, the Organization for Economic Co-operation and Development ("OECD”) published Tax Challenges Arising from the Digitalization of the Economy – Global Anti-Base Erosion Model Rules (Pillar Two): Inclusive Framework on BEPS, hereafter referred to as the "OECD Pillar Two model rules” or "the rules”. The rules are designed to ensure that large multinational enterprises within the scope of the rules pay a minimum level of tax on the income arising in a specific period in each jurisdiction where they operate. In general, the rules apply a system of top-up taxes that brings the total amount of taxes paid on an entity’s excess profit in a jurisdiction up to the minimum rate of 15%.

The Company is within the scope of these rules and the rules have been enacted or substantively enacted in jurisdictions in which the Company operates and became effective as from 1 January 2024. According to the Company’s estimate there is no tax charge to be accrued in connection with the GloBE Rules for the year ended December 31, 2024. The Company continues to follow Pillar Two legislative developments, as further countries enact the Pillar Two model rules, to evaluate the potential future impact on its consolidated results of operations and finance position as well as cash flows.

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

The Company made recurring grants of restricted share units in each of the fiscal years from 2011 to 2019. Each restricted share unit represents the right to receive a Class A share when vested. From 2011 to 2018, these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. The 2019 award vested on May 10, 2020. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at each grant date. As of December 31, 2024 all employee benefit plans were fully vested.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense related to this award in the amount of $nil, $27 and $129 during fiscal years 2024, 2023 and 2022, respectively. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

The following table summarizes the activity of restricted share units during fiscal years 2024, 2023 and 2022:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2021	186,796	8.70
Partial vesting of 2017 grant	(51,613)	9.20
Partial vesting of 2018 grant	(64,895)	8.50
Forfeitures	(8,522)	8.62
Outstanding at December 31, 2022	61,766	8.50
Partial vesting of 2018 grant	(60,623)	8.50
Forfeitures	(1,143)	8.50
Outstanding at December 31, 2023	—	—
Outstanding at December 31, 2024	—	—
Exercisable at December 31, 2024	—	—

The total fair value of restricted share units vested during 2024, 2023 and 2022 was $nil, $514 and $1,026, respectively. For the year ended December 31, 2024 the Company issued 8,088 Class A shares. Therefore, accumulated recorded compensation expense totaling $60 was reclassified from “Additional paid-in capital” to “Class A shares of common Stock” upon issuance. As of December 31, 2024, there were no outstanding Class A shares pending of issuance in connection with the 2011 Plan.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Phantom RSU Award

In May 2019, the Company implemented a new long-term incentive plan (called Phantom RSU Award) to reward employees giving them the opportunity to share the success of the Company in the creation of value for its shareholders. In accordance with this plan, the Company granted units (called “Phantom RSU”) to certain employees, pursuant to which they are entitled to receive, when vested, a cash payment equal to the closing price of one Class A share per unit on the respective day in which this benefit is due and the corresponding dividends per-share (if any) formally declared and paid during the service period. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested.

The following table provides information about the awards granted by the Company and pending of vesting as of December 31, 2024:

Grant	Units	Vesting period
2022	795,013	May 2025
2023	733,972	May 2026
2024	28,800	April 2025
	620,529	May 2027

The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period. As a consequence, when the award includes multiple vesting periods, it is considered as multiple awards.

The total compensation expense as of December 31, 2024, 2023 and 2022, amounts to $971, $15,586 and $7,448 respectively, which has been recorded under “General and administrative expenses” within the consolidated statement of income. The accrued liability is remeasured at the end of each reporting period until settlement.

The following table summarizes the activity under the plan as of December 31, 2024:

	Units	Settlement
Outstanding at December 31, 2021	2,040,488	$—
Grant 2022	907,536	—
Partial vesting of 2019 grant	(63,257)	431
Vesting of 2021 grant	(44,093)	320
Forfeitures	(128,919)	—
Outstanding at December 31, 2022	2,711,755	—
Grant 2023	769,375	—
Partial vesting of 2019 grant	(59,616)	512
Vesting of 2022 grant	(41,055)	326
Forfeitures	(180,272)	—
Outstanding at December 31, 2023	3,200,187	—
Grant 2024	651,575
Vesting of 2019 grant	(943,288)	10,480
Vesting of 2021 grant	(692,422)	7,693
Vesting of 2023 grant	(32,599)	351
Forfeitures	(5,139)
Outstanding at December 31, 2024	2,178,314	—

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table provides a summary of the plan as of December 31, 2024:

Total Non-vested (i)
Number of units outstanding	2,178,314
Current share price	7.28
Total fair value of the plan	15,858
Weighted-average accumulated percentage of service	57.63%
Accrued liability (ii)	9,139
Compensation expense not yet recognized (iii)	6,719

(i)Related to awards that will vest between April 2025 and May 2027.
(ii)Presented within “Accrued payroll and other liabilities” in the Company’s current and non-current liabilities balance sheet.
(iii)Expected to be recognized in a weighted-average period of 1.8 years.

The Company recognized $(599), $2,763 and $966 of related income tax benefit for the share-based compensation plans during fiscal years 2024, 2023 and 2022, respectively.

18.    Commitments and contingencies

Commitments

The MFAs in place as of December 31, 2024 require the Company and its MF subsidiaries, among other obligations:

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

On January 10, 2022, the Company reached an agreement with McDonald’s Corporation on a new growth and investment plan for the next few years. To support its future growth, the Company planned to open at least 200 new restaurants and to modernize at least 400 restaurants, with capital expenditures of approximately $650 million from 2022 to 2024. In addition, McDonald’s Corporation agreed to provide growth support which resulted in an effective royalty rate of 5.6%, 6.0% and 6.2% of sales in 2022, 2023 and 2024, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

For the year ended December 31, 2024, the Company was in compliance with the ratio requirements mentioned in point (v) above. The ratios for the periods mentioned, were as follows:

	Fixed Charge Coverage Ratio	Leverage Ratio
March 31, 2024	2.17	3.23
June 30, 2024	2.25	3.17
September 30, 2024	2.20	3.19
December 31, 2024	2.23	3.10

In addition, the Company, through its wholly-owned subsidiary ADBV, maintains standby letters of credit in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs, for a total aggregate drawing amount of $80 million. These letters of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements. The following table presents information related to the standby letters of credit:

Bank	Currency	Amount
Itaú	$	15,000
Banco Bilbao Vizcaya Argentaria, S.A.	$	45,000
J.P. Morgan	$	20,000

These letters of credit contain a limited number of customary affirmative and negative covenants, including a maximum indebtedness to EBITDA ratio, as follows:

Bank	Ratio	Required Maximum Ratio	As of December 31, 2024
Itaú	Net indebtedness to EBITDA (not including interest payable)	4.5	0.19
Banco Bilbao Vizcaya Argentaria, S.A.	Net indebtedness to EBITDA (including interest payable)	4.0	0.15
J.P. Morgan	Indebtedness to EBITDA	4.5	0.41

On October 25, 2024, ADBV signed a letter of credit with Banco Bilbao Vizcaya Argentaria, S.A. of $45 million. Additionally, on October 28, 2024, ADBV terminated the letter of credit with Credit Suisse of $45 million.

As of December 31, 2024 the Company was in compliance with all the ratios.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of December 31, 2024 and 2023, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $30,356 and $50,619, respectively, presented as follows: $1,199 and $1,447 as a current liability and $29,157 and $49,172 as a non-current liability, respectively.

The breakdown of the provision for contingencies is as follows:

Description	Balance at beginning of period	Accruals, net	Settlements	Reclassifications and increase of judicial deposits	Translation	Balance at end of period
Year ended December 31, 2024:
Tax contingencies in Brazil (i)	$40,583	$(10,994)	$(363)	$—	$(7,113)	$22,113
Labor contingencies in Brazil (ii)	12,674	14,475	(15,730)	—	(2,598)	8,821
Other (iii)	5,929	3,720	(2,979)	—	(907)	5,763
Subtotal	59,186	7,201	(19,072)	—	(10,618)	36,697
Judicial deposits (iv)	(8,567)	—	—	419	1,807	(6,341)
Provision for contingencies	$50,619	$7,201	$(19,072)	$419	$(8,811)	$30,356

Year ended December 31, 2023:
Tax contingencies in Brazil (i)	$28,505	$10,697	$(151)	$—	$1,532	$40,583
Labor contingencies in Brazil (ii)	14,095	14,231	(17,377)	556	1,169	12,674
Other (iii)	10,145	(668)	(4,494)	(3)	949	5,929
Subtotal	52,745	24,260	(22,022)	553	3,650	59,186
Judicial deposits (iv)	(7,906)	—	—	80	(741)	(8,567)
Provision for contingencies	$44,839	$24,260	$(22,022)	$633	$2,909	$50,619

Year ended December 31, 2022:
Tax contingencies in Brazil (i)	$16,642	$11,166	$(12)	$—	$709	$28,505
Labor contingencies in Brazil (ii)	13,270	12,426	(13,449)	1,094	754	14,095
Other (iii)	10,766	3,449	(2,763)	—	(1,307)	10,145
Subtotal	40,678	27,041	(16,224)	1,094	156	52,745
Judicial deposits (iv)	(6,592)	—	—	(953)	(361)	(7,906)
Provision for contingencies	$34,086	$27,041	$(16,224)	$141	$(205)	$44,839

(i)In 2024, 2023 and 2022, it includes mainly INSS (Instituto Nacional do Seguro Social) and CIDE (Contribuições de Intervenção no Domínio Econômico).
(ii)It primarily relates to dismissals in the normal course of business.
(iii)It relates to tax and labor contingencies in other countries and civil contingencies in all the countries.
(iv)It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil.

As of December 31, 2024, there are certain matters related to the interpretation of tax (for income tax matters refer to note 16), customs, labor and civil laws for which there is a reasonable possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $429 million and $468 million. In accordance with ASC 450-20-50-6, unasserted claims or assessments that do not meet the conditions mentioned have not been included.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claim. As of December 31, 2024 and 2023, the provision for contingencies includes $1,179 and $1,458, respectively related to this claim. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity within “Miscellaneous” in the consolidated balance sheet.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
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

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and 2023:

	Quoted Prices in Active Markets For Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Balance as of December 31,	Balance as of December 31,
	2024	2023	2024	2023	2024	2023	2024	2023
Assets
Cash equivalents	$61,579	$113,726	$—	$—	$—	$—	$61,579	$113,726
Short-term Investments	—	45,000	3,529	5,106	—	—	3,529	50,106
Derivatives	—	—	82,383	46,605	—	—	82,383	46,605
Total Assets	$61,579	$158,726	$85,912	$51,711	$—	$—	$147,491	$210,437
Liabilities
Derivatives	$—	$—	$1,292	$24,294	$—	$—	$1,292	$24,294
Total Liabilities	$—	$—	$1,292	$24,294	$—	$—	$1,292	$24,294

The derivative contracts were valued using various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves, option volatilities and currency rates that were observable for substantially the full term of the derivative contracts.

Certain financial assets and liabilities not measured at fair value

As of December 31, 2024, the fair value of the Company’s short and long-term debt was estimated at $766,897, compared to a carrying amount of $786,647. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). As of December 31, 2024, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets and goodwill. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
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

The Company's chief operating decision maker is the Chief Executive Officer ("CEO”) and adjusted EBITDA is the measure of segment's profit or loss used to evaluate segment performance and resource allocation.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following tables present information about profit, or loss, significant expenses, other segment items and assets for each reportable segment:

	For the fiscal years ended December 31,
	2024	2023	2022
Revenues:
Brazil	$1,768,311	$1,701,547	$1,429,105
NOLAD	1,225,751	1,132,912	920,189
SLAD	1,476,100	1,497,419	1,269,608
Total revenues	$4,470,162	$4,331,878	$3,618,902

Significant expenses (a)
Company-operated restaurant expenses
Brazil	$(1,338,301)	$(1,301,637)	$(1,096,919)
NOLAD	(1,048,552)	(962,214)	(777,989)
SLAD	(1,277,019)	(1,270,959)	(1,087,953)
Total Company-operated restaurant expenses	$(3,663,872)	$(3,534,810)	$(2,962,861)

Franchised restaurants-occupancy expenses
Brazil	$(54,089)	$(54,031)	$(42,995)
NOLAD	$(11,020)	(10,465)	(9,053)
SLAD	$(9,754)	(9,243)	(7,240)
Total Franchised restaurants-occupancy expenses	$(74,863)	$(73,739)	$(59,288)

General and administrative expenses
Brazil	$(54,007)	$(58,608)	$(53,810)
NOLAD	(50,197)	(48,188)	(37,645)
SLAD	(54,169)	(51,973)	(44,854)
Corporate	(89,990)	(104,118)	(88,305)
Total General and administrative expenses	$(248,363)	$(262,887)	$(224,614)

Other segment items
Brazil	$18,088	$12,906	$6,965
NOLAD	$274	3,319	(212)
SLAD	$(1,466)	(4,864)	$4,692
Corporate	$140	501	$2,980
Total Other segment items (a) (b)	$17,036	$11,862	$14,425

Adjusted EBITDA:
Brazil	$340,002	$300,177	$242,346
NOLAD	116,256	115,364	95,290
SLAD	133,692	160,380	134,253
Total reportable segments	589,950	575,921	471,889
Corporate and others (i)	(89,850)	(103,617)	(85,325)
Total adjusted EBITDA	$500,100	$472,304	$386,564

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

(a) Depreciation & amortization are not included within the significant expenses, such as Company-operated restaurant expenses, Franchised restaurants-occupancy expenses, Selling, general & administrative expenses and Other segment items.

(b) Other segment items includes gains related to sales and exchange of restaurant businesses, rental income of excess properties, accrual for contingencies, recovery of taxes, results from equity method investments, write-offs of inventory and other miscellaneous items.

	For the fiscal years ended December 31,
	2024	2023	2022
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$500,100	$472,304	$386,564

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(177,354)	(149,268)	(119,777)
Gains from sale and insurance recovery of property and equipment	5,486	2,030	1,949
Write-offs of long-lived assets	(2,650)	(8,401)	(3,143)
Impairment of long-lived assets	(1,067)	(2,626)	(1,171)
Operating income	324,515	314,039	264,422
(Less) Plus:
Net interest expense and other financing results	(47,238)	(32,275)	(43,750)
Gain (loss) from derivative instruments	941	(13,183)	(10,490)
Foreign currency exchange results	(15,063)	10,774	16,501
Other non-operating expenses, net	(3,873)	(1,238)	(287)
Income tax expense, net	(109,903)	(95,702)	(85,476)
Net income attributable to non-controlling interests	(620)	(1,141)	(577)
Net income attributable to Arcos Dorados Holdings Inc.	$148,759	$181,274	$140,343

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	For the fiscal years ended December 31,
	2024	2023	2022
Depreciation and amortization:
Brazil	$70,868	$68,249	$55,003
NOLAD	50,481	41,195	32,377
SLAD	46,432	32,302	25,932
Total reportable segments	167,781	141,746	113,312
Corporate and others (i)	9,966	8,178	7,134
Purchase price allocation (ii)	(393)	(656)	(669)
Total depreciation and amortization	$177,354	$149,268	$119,777

Property and equipment expenditures:
Brazil	$108,140	$121,913	$68,661
NOLAD	99,140	113,823	69,966
SLAD	120,301	122,616	78,162
Others	55	1,745	326
Total property and equipment expenditures	$327,636	$360,097	$217,115

	As of December 31,
	2024	2023
Total assets:
Brazil	$1,164,179	$1,304,759
NOLAD	959,403	900,429
SLAD	822,342	748,073
Total reportable segments	2,945,924	2,953,261
Corporate and others (i)	40,366	171,255
Purchase price allocation (ii)	(93,636)	(105,278)
Total assets	$2,892,654	$3,019,238

(i)Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of December 31, 2024, corporate assets primarily include cash and cash equivalents, short-term investments and lease right of use. As of December 31, 2023, corporate assets primarily include cash and cash equivalents and short-term investments.
(ii)Relates to the purchase price allocation adjustment made at corporate level, which reduces the accounting value of our long-lived assets (excluding Lease right of use) and goodwill, considering the corresponding depreciation and amortization. As of December 31, 2024 and 2023, primarily related with the reduction of goodwill.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations. The following table presents information about revenues by geographic area for fiscal years ended December 31, 2024, 2023 and 2022:

	For the fiscal years ended December 31,
	2024	2023	2022
Revenues:
Brazil	$1,768,311	$1,701,547	$1,429,105
Argentina	600,298	683,231	604,347
México	447,388	394,528	278,414
Other countries	1,654,165	1,552,572	1,307,036
Total revenues	$4,470,162	$4,331,878	$3,618,902

Long-lived assets consisting of property and equipment totaled $1,127,042 and $1,119,885 as of December 31, 2024 and 2023, respectively. All of the Company’s long-lived assets are related to foreign operations. The following table presents information about long-lived assets by geographic area as of December 31, 2024, and 2023:

	As of December 31,
	2024	2023
Long-lived assets
Brazil	$370,419	$431,360
Mexico	168,588	177,428
Argentina	117,206	95,374
Other countries	470,829	415,723
Total long-lived assets	$1,127,042	$1,119,885

22.    Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Issued and outstanding capital

As of December 31, 2021, the Company had 210,478,322 shares issued and outstanding with no par value, consisting of 130,478,322 class A shares and 80,000,000 class B shares.

During fiscal years 2024, 2023 and 2022, the Company issued 8,088, 60,424 and 116,223 Class A shares, respectively, in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan, which is fully vested as of December 31, 2024.

On May 22, 2018, the Board of Directors approved the adoption of a share repurchase program, pursuant to which the Company may repurchase from time to time, along one year, up to $60,000 of issued and outstanding Class A shares of no par value of the Company.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

As of December 31, 2024, 2023 and 2022, the Company had 2,309,062 shares in treasury, amounting to $19,367.

As of December 31, 2024, 2023 and 2022 the Company had 210,663,057; 210,654,969 and 210,594,545 outstanding shares, consisting of 130,663,057; 130,654,969 and 130,594,545 Class A shares, respectively, and 80,000,000 for Class B shares for each year.

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

On March 12, 2024, the Company approved a cash dividend distribution to all Class A and Class B shareholders of $0.24 per share to be paid in four installments, as follows: $0.06 per share in March 28, June 28, September 27 and December 27, 2024, respectively. As of December 31, 2024, the Company paid $50,557 of cash dividends

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Accumulated other comprehensive loss

The following table sets forth information with respect to the components of “Accumulated other comprehensive loss” as of December 31, 2024 and their related activity during the three-years in the period then ended:

	Foreign currency translation	Cash flow hedges	Securities available for sale (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2021	$(625,608)	$17,840	$—	$(607,768)
Other comprehensive income (loss) before reclassifications	16,518	(26,255)	(3,624)	(13,361)
Net loss reclassified from accumulated other comprehensive loss to consolidated statement of income	—	7,669	—	7,669
Net current-period other comprehensive income (loss)	16,518	(18,586)	(3,624)	(5,692)
Balances at December 31, 2022	(609,090)	(746)	(3,624)	(613,460)
Other comprehensive income (loss) before reclassifications	53,309	(17,393)	(1,780)	34,136
Net loss reclassified from accumulated other comprehensive loss to consolidated statement of income	—	15,124	1,119	16,243
Net current-period other comprehensive income (loss)	53,309	(2,269)	(661)	50,379
Balances at December 31, 2023	(555,781)	(3,015)	(4,285)	(563,081)
Other comprehensive (loss) income before reclassifications	(111,871)	33,150	(552)	(79,273)
Net (income) loss reclassified from accumulated other comprehensive income to consolidated statement of loss	—	(26,904)	774	(26,130)
Net current-period other comprehensive (loss) income	(111,871)	6,246	222	(105,403)
Balances at December 31, 2024	(667,652)	3,231	(4,063)	(668,484)

(i)Related to unrealized results on available for sale securities. As of December 31, 2024, the Company maintains Securities classified as available for sale in accordance with guidance in ASC 320 Investments – Debt and Equity Securities amounting to $3,529, included within “Short-term investments” in the Consolidated Balance Sheet. The amortized cost at acquisition amounted to $7,744.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
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

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all years presented:

	For the fiscal years ended December 31,
	2024	2023	2022
Net income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$148,759	$181,274	$140,343
Weighted-average number of common shares outstanding - Basic	210,660,590	210,632,812	210,552,173
Incremental shares from vesting of restricted share units	—	—	74,925
Weighted-average number of common shares outstanding - Diluted	210,660,590	210,632,812	210,627,098

Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.71	$0.86	$0.67
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$0.71	$0.86	$0.67

24.    Related party transactions

    The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay, Venezuela, French Guiana, Guadeloupe, Martinique, Aruba, Curaçao, the USVI and Trinidad and Tobago (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates.

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of December 31, 2024 and 2023:

	As of December 31,
	2024	2023
Other receivables	5,995	5,979
Miscellaneous	4,031	4,190
Accounts payable	(27,261)	(26,092)

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table summarizes the transactions between the Company and the Axionlog Business for the fiscal years ended December 31, 2024, 2023 and 2022:

	Fiscal years ended December 31,
	2024	2023	2022
Food and paper (i)	$(338,543)	$(319,232)	$(256,704)
Occupancy and other operating expenses	(10,893)	(9,590)	(7,193)

(i)Include $67,296 of distribution fees and $271,247 of supplier purchases managed through the Axionlog Business for the fiscal year ended December 31, 2024; $65,342 and $253,890, respectively, for the fiscal year ended December 31, 2023; and $53,191 and $203,513, respectively, for the fiscal year ended December 31, 2022.

The following table summarizes the outstanding balances between the Company and its equity method investments as of December 31, 2024 and 2023:

	2024		2023
	Lacoop II, S.C	Saile (i)	Lacoop II, S.C	Saile (i)
Other receivables	$2,091	$978	$2,779	$710
Accounts payable	(5,936)	—	(5,965)	—

(i) Operadora de Franquicias Saile S.A.P.I. de C.V.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

25.    Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X regarding valuation and qualifying accounts for each of the periods presented:

Description	Balance at beginning of period	Additions (i)	Deductions (ii)	Remeasurement/Translation	Balance at end of period
Year ended December 31, 2024:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$1,440	$766	$(1,636)	$(179)	$391
Valuation allowance on deferred tax assets	218,674	32,999	(10,631)	(36,144)	204,898
Reported as liabilities:
Provision for contingencies	50,619	7,620	(19,072)	(8,811)	30,356
Total	$270,733	$41,385	$(31,339)	$(45,134)	$235,645
Year ended December 31, 2023:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$849	$838	$(309)	$62	$1,440
Valuation allowance on deferred tax assets	201,414	34,029	(11,458)	(5,311)	218,674
Reported as liabilities:
Provision for contingencies	44,839	24,893	(22,022)	2,909	50,619
Total	$247,102	$59,760	$(33,789)	$(2,340)	$270,733
Year ended December 31, 2022:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$874	$732	$(715)	$(42)	$849
Valuation allowance on deferred tax assets	186,239	63,163	(5,453)	(42,535)	201,414
Reported as liabilities:
Provision for contingencies	34,086	27,182	(16,224)	(205)	44,839
Total	$221,199	$91,077	$(22,392)	$(42,782)	$247,102

(i)Additions in valuation allowance on deferred tax assets are charged to income tax expense, net.

Additions in provision for contingencies are explained as follows:

Fiscal years 2024, 2023 and 2022 – Relate to the accrual of $7,201, $24,260 and $27,041, respectively, and a reclassification of $419, $633, and $141 during fiscal years 2024, 2023 and 2022, respectively. See Note 18 for details.

(ii)Deductions in valuation allowance on deferred tax assets are charged to income tax expense, net.

Deductions in provision for contingencies are explained as follows:

Corresponds to the settlements amounting to $19,072; $22,022 and $16,224 during fiscal years 2024, 2023 and 2022, respectively as discussed in Note 18.

(iii)Presented in the consolidated balance sheet as follows: $294, $1,330 and $460 as of December 31, 2024, 2023 and 2022, respectively, within Accounts and notes receivable, net and $97 and $110 and $389 as of December 31, 2024, 2023 and 2022, respectively, within Other receivables.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

26.    Subsequent events

Long-term debt

On January 15, 2025, the Company announced the commencement of an offer to purchase for cash any and all of its outstanding 2027 Notes.

The table below summarizes certain payment terms for the Notes:

Senior Note	Outstanding principal amount (i)	Tender Offer Consideration (ii)	Tender Offer Expiration Date
2027 Notes	$385,986	$1,000	January 23, 2025

(i) $6,721 of repurchases held by Arcos Dorados BV included.
(ii) Expressed as whole number.

Furthermore, on January 29, 2025, the Company’s subsidiary ADBV (the “Issuer”) issued Senior Notes for an aggregate principal amount of $600 million which matures in 2032 (the "2032 Notes"). Interest on the notes will accrue at a rate of 6.375% per annum.

As a result, the proceeds from 2032 Notes were used to fund the cash tender offer redeemed on January 29, 2025 consisting of 35.27% of its outstanding principal of 2027 Notes for a total amount of $136,145 plus accrued and unpaid interest and will be used to redeem all of its outstanding 2027 Notes and for general corporate purposes. Periodic payments of principal are not required and interest is paid semi-annually commencing on July 29, 2025. The 2032 Notes are guaranteed on a senior unsecured basis by the Company and certain of its subsidiaries.

Moreover, on February 28, 2025 the Company announced its intent to redeem all of its outstanding 5.875% Notes due 2027 at a redemption price equal to 100% plus accrued and unpaid interest on April 4, 2025.

Short-term debt

During February 2025, the Company repaid $23,500 of its short-term debt, including $4,500 of its revolving credit facility debt with J.P. Morgan.

Dividend distribution

Additionally, on March 11, 2025, the Company approved a dividend distribution to all Class A and Class B shareholders of $0.24 per share to be paid in four installments, as follows: $0.06 per share in March 27, June 27, September 26 and December 26, 2025, respectively.