Form 20-F
period 2025-12-31
Arcos Dorados Holdings Inc.
filed 2026-04-30
CIK 1508478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Roman Ajzen
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
Yes ☐    No ☒

Table of Content
ARCOS DORADOS HOLDINGS INC.

i

Table of Content

Table of Content

Table of Content
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
All references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to the U.S. dollar. All references to “Argentine pesos” or “ARS$” are to the Argentine peso. All references to “Brazilian reais” or “R$” are to the Brazilian real. All references to “Mexican pesos” or “Ps.” are to the Mexican peso. All references to “Chilean pesos” or “CLPs” are to the Chilean peso. All references to “Venezuelan bolívares” or “Bs.” are to the Venezuelan bolívar, the legal currency of Venezuela. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls” for information regarding exchange rates for the Argentine, Brazilian and Mexican currencies.
Definitions
In this annual report, unless the context otherwise requires, all references to “Arcos Dorados,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Arcos Dorados Holdings Inc., together with its subsidiaries. All references to “systemwide” refer only to the system of McDonald’s-branded restaurants operated by us or our sub‑franchisees in 21 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Saint Martin (French part) and Sint Maarten (Dutch part, and, together with the French Part, “St. Martin”), Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to as the “Territories,” and do not refer to the system of McDonald’s-branded restaurants operated by McDonald’s Corporation, its affiliates or its franchisees (other than us).
We own our McDonald’s franchise rights pursuant to a Third Amended and Restated Master Franchise Agreement for all of the Territories, except Brazil, which we refer to as the “MFA,” and a separate, but substantially identical, Third Amended and Restated Master Franchise Agreement for Brazil, which we refer to as the “Brazilian MFA.” We refer to the MFA and the Brazilian MFA, as amended or otherwise modified to date, collectively as the “MFAs.” We commenced operations on August 3, 2007, as a result of our purchase of McDonald’s operations and real estate in the Territories (except for Trinidad and Tobago, and St. Martin), which we refer to collectively as the “McDonald’s LatAm” business, and the acquisition of McDonald’s franchise rights pursuant to the MFAs, which together with the purchase of the McDonald’s LatAm business, we refer to as the “Acquisition.”
Financial Statements
We prepare our consolidated financial statements in accordance with accounting principles and standards generally accepted in the United States, or U.S. GAAP, and elect to report in U.S. dollars.
The financial information contained in this annual report includes our consolidated financial statements at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, which have been audited by Pistrelli, Henry Martin y Asociados S.A. (successor firm of Pistrelli, Henry Martin y Asociados S.R.L.), member Firm of Ernst & Young Global Limited, as stated in their report included elsewhere in this annual report.
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2025,” relate to our fiscal year ended on December 31 of that calendar year.
Operating Data
Our operations are comprised of three geographic divisions, as follows: (i) Brazil, (ii) the North Latin American division, or “NOLAD,” consisting of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana, the U.S. Virgin Islands of St. Croix and St. Thomas, St. Martin, and (iii) the South Latin American division, or “SLAD,” consisting of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao. For more information see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Segment Presentation.”
We operate McDonald’s-branded restaurants under two different operating formats: those directly operated by us, or “Company-operated” restaurants, and those operated by sub‑franchisees, or “franchised” restaurants. All references to “restaurants” are to our freestanding, food court, in-store and mall store restaurants and do not refer to our McCafé locations or Dessert Centers. Systemwide data represents measures for both our Company-operated restaurants and our franchised restaurants.

Table of Content
We are the majority stakeholder in two joint ventures with third parties that collectively own 19 restaurants in Argentina and Chile. We consider these restaurants to be Company-operated restaurants. We also have granted developmental licenses to five restaurants. Developmental licensees own or lease the land and buildings on which their restaurants are located and pay a franchise fee to us in addition to the royalties due to McDonald’s. We consider these restaurants to be franchised restaurants and we refer to them as stand-alone restaurants. We are also a minority stakeholder in a joint venture formed with a Mexican sub-franchisee, which owns 45 restaurants. We consider these restaurants to be franchised restaurants. The Company’s joint ventures in Argentina, Chile and Mexico operate as a joint venture under the traditional definition used within the McDonald’s system for such business arrangements. For purposes of this annual report, a joint venture is an entity that operates certain restaurants in the Company’s territory in which the Company is a stakeholder together with a third party. This third party is always a sub-franchisee of the Company. Although in most joint ventures the Company exercises control or significant influence over the entity’s operating and financial policies, the third party is responsible for the day-to-day operation of the entity’s restaurants. Restaurants operated by entities in which the Company has a majority stake are considered to be Company-operated; whereas, restaurants operated by entities in which the Company holds a minority stake are considered to be franchised restaurants.

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

Table of Content
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
•our sub‑franchisees, including their business and financial viability and the timely payment of our sub‑franchisees’ obligations due to us and to McDonald’s;
•our ability to comply with the requirements of the MFAs, including McDonald’s standards;
•our decision to own and operate restaurants or to sub-franchise them;
•the availability of qualified restaurant personnel for us and for our sub‑franchisees, and the ability to retain such personnel;
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

Table of Content
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

Table of Content
PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.    Directors and Senior Management
Not applicable.
B.    Advisers
Not applicable.
C.    Auditors
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
A.    Offer Statistics
Not applicable.
B.    Method and Expected Timetable
Not applicable.

ITEM 3. KEY INFORMATION
A.    Selected Financial Data
The selected balance sheet data as of December 31, 2025 and 2024 and the income statement data for the years ended December 31, 2025, 2024 and 2023 of Arcos Dorados Holdings Inc. are derived from the consolidated financial statements included elsewhere in this annual report, which have been audited by Pistrelli, Henry Martin y Asociados S.A., member firm of Ernst & Young Global Limited.
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
We prepare our consolidated financial statements in accordance with accounting principles and standards generally accepted in the United States, or U.S. GAAP, and elect to report in U.S. dollars. This financial information should be read in conjunction with “Presentation of Financial and Other Information,” “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

	For the Years Ended December 31,
	2025	2024	2023
	(in thousands of U.S. dollars, except percentages)
Other Data:
Total Revenues
Brazil	$1,770,301	$1,768,311	$1,701,547
NOLAD	1,266,129	1,225,751	1,132,912
SLAD	1,641,829	1,476,100	1,497,419
Total	$4,678,259	$4,470,162	$4,331,878
Operating Income (Loss)
Brazil	$278,043	$269,019	$230,024
NOLAD	71,144	67,412	73,237
SLAD	119,959	87,406	121,683
Corporate and others and purchase price allocation	(104,753)	(99,322)	(110,905)
Total	$364,393	$324,515	$314,039
Operating Margin(1)
Brazil	15.7%	15.2%	13.5%
NOLAD	5.6	5.5	6.5
SLAD	7.3	5.9	8.1
Corporate and others and purchase price allocation	(2.2)	(2.2)	(2.6)
Total	7.8%	7.3%	7.2%
Adjusted EBITDA(2)
Brazil	$358,774	$340,002	$300,177
NOLAD	130,860	116,256	115,364
SLAD	180,097	133,692	160,380
Corporate and others	(94,522)	(89,850)	(103,617)
Total	$575,209	$500,100	$472,304
Net Income attributable to Arcos Dorados Holdings Inc.	$212,116	$148,759	$181,274
Adjusted EBITDA Margin(3)
Brazil	20.3%	19.2%	17.6%
NOLAD	10.3	9.5	10.2
SLAD	11.0	9.1	10.7
Corporate and others	(2.0)	(2.0)	(2.4)
Total	12.3%	11.2%	10.9%
Other Financial Data:
Net Income attributable to Arcos Dorados Holdings Inc. Margin (4)	4.5%	3.3%	4.2%
Working capital(5)	23,223	(297,521)	(236,392)
Capital expenditures and purchase of restaurant businesses paid at acquisition date	288,407	333,719	362,178
Cash Dividends declared per common share	$0.24	$0.24	$0.19

	As of December 31,
	2025	2024	2023
Number of systemwide restaurants(6)	2,520	2,428	2,361
Brazil	1,230	1,173	1,130
NOLAD	669	654	647
SLAD	621	601	584
Number of Company-operated restaurants	1,800	1,725	1,678
Brazil	762	723	689
NOLAD	522	497	494
SLAD	516	505	495
Number of franchised restaurants	720	703	683
Brazil	468	450	441
NOLAD	147	157	153
SLAD	105	96	89

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
(6)Includes both traditional restaurants and satellite non-traditional restaurants. We define non-traditional satellite restaurants as those points of distribution that have one or more of the following characteristics: (i) depend on another of our restaurants, (ii) offer a limited menu of products, (iii) have approximately 30% of the size of our average restaurants (other than McCafé or other satellites), (iv) generate approximately 50% of the gross sales of our average restaurants (other than McCafé or other satellites), or (v) are located inside a Wal-Mart.

Presented below is the reconciliation between net income and Adjusted EBITDA on a consolidated basis:

Consolidated Adjusted EBITDA Reconciliation	For the Years Ended December 31,
	2025	2024	2023
	(in thousands of U.S. dollars)
Net income attributable to Arcos Dorados Holdings Inc.	$212,116	$148,759	$181,274
Plus (Less):
Net interest expense and other financing results	13,660	47,238	32,275
Loss (Gain) from derivative instruments	3,078	(941)	13,183
Foreign currency exchange results	4,859	15,063	(10,774)
Other non-operating expenses, net	1,484	3,873	1,238
Income tax expense, net	128,728	109,903	95,702
Net income attributable to non-controlling interests	468	620	1,141
Operating income	364,393	324,515	314,039
Plus (Less):
Items excluded from computation that affect operating income:
Depreciation and amortization	197,257	177,354	149,268
Gains from sale and insurance recovery of property and equipment	(2,641)	(5,486)	(2,030)
Write-offs of long-lived assets	6,557	2,650	8,401
Impairment of long-lived assets	922	1,067	2,626
Reorganization and optimization plan	8,721	—	—
Adjusted EBITDA	575,209	500,100	472,304

Exchange Rates and Exchange Controls
In 2025, 63.0% of our total revenues were derived from our restaurants in Brazil, Argentina and Mexico. While we report figures in U.S. dollars, our revenues are generated in the local currencies of the territories in which we operate and may therefore be affected by exchange rate fluctuations. The exchange rates discussed in this section have been obtained from each country’s central bank. For consolidation purposes, we use foreign currency to U.S. dollar exchange rates obtained from Bloomberg. Any differences between these sources are not material.
Brazil
Exchange Rates
The Brazilian real appreciated 8.2% against the U.S. dollar in 2023, depreciated 27.2% in 2024, appreciated 11.0% in 2025 and appreciated 5.7% in the first quarter of 2026. As of April 27, 2026, the exchange rate for the purchase of U.S. dollars was R$4.98 per U.S. dollar.
The Brazilian real has historically experienced periods of significant volatility against the U.S. dollar, influenced by various economic, political, and external factors, including macroeconomic conditions, inflationary pressures, interest rate differentials, fiscal and monetary policies, global commodity prices, and investor sentiment towards emerging markets. There is an ongoing market concern regarding Brazil’s fiscal outlook, including fiscal targets and government spending constraints, which have contributed to investor uncertainty. Additionally, global monetary policy dynamics, particularly the stance of the U.S. Federal Reserve, as well as geopolitical developments, continue to impact the U.S. dollar and drive exchange rate volatility.

Exchange Controls
The Central Bank of Brazil may issue further regulations in relation to foreign exchange transactions, as well as on payments and transfers of Brazilian currency between Brazilian residents and non-residents (such transfers being commonly known as the international transfer of reais), including those made through so-called non-resident accounts.
Brazilian law also imposes a tax on foreign exchange transactions on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. As of June 11, 2025, the general IOF/Exchange rate applicable to almost all foreign currency exchange transactions was increased from 0.38% to 3.5%, although other rates may apply in particular operations, such as the below transactions which are currently not taxed:

•inflow related to transactions carried out in the Brazilian financial and capital markets, including investments in our common shares by investors which register their investment under Joint CVM-Central Bank of Brazil Resolution No. 13/2024;

•outflow related to the return of the investment mentioned under the first bulleted item above; and
•outflow related to the payment of dividends and interest on shareholders’ equity in connection with the investment mentioned under the first bulleted item above.
•Inflow related to loans: International loans in USD/EUR with a tenor of less than 364 days: 3.5% IOF on the principal amount. Loans in local currency: 0.38% plus 0.0082% per day over the principal for the duration of the operation.
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
Argentina
Exchange Rates
The Argentine peso depreciated 357.4% against the U.S. dollar in 2023, depreciated 27.5% in 2024, depreciated 40.8% in 2025 and appreciated 4.8% in the first quarter of 2026. As of April 27, 2026, the exchange rate for the purchase of U.S. dollars was ARS$1,417.02 per U.S. dollar.
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

The current administration implemented a currency adjustment, leading to a 120.6% depreciation of the Peso in December 2023, followed by the establishment of a guideline by the Central Bank of Argentina of a 2% monthly devaluation of the exchange rate, which was reduced to 1% in February 2025. In April 2025, the Argentine government established floating bands, between Ps. 1,000 and Ps. 1,400, at a rate of 1% per month, within which the dollar exchange rate was allowed to float. As of January 1, 2026, the Central Bank of Argentina transitioned to a new floating band system. Under this framework, the exchange rate fluctuates between a floor and a ceiling that are adjusted monthly based on the Argentine consumer price index with a two-month lag ($T-2$). The Central Bank only intervenes if the exchange rate reaches the limits of these bands. The abovementioned exchange rate as of April 27, 2026, was within the applicable floating band. In addition, the current administration has implemented reforms to reduce the burden for access to the MLC by importers and other market participants.
At present, foreign exchange regulations have been consolidated in a single regulation, Communication “A” 8307, as subsequently amended and supplemented from time to time by the Central Bank’s communications (the “Argentine FX Regulations”).
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
Payment of services provided by non-residents
Pursuant to Section 13.1 of the Argentine FX Regulations, residents may access the MLC for payment of services rendered by non-residents, as long as, among other requirements, it is verified that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting Regime. As a general rule, if the non-resident service provider is not an affiliated company, access to the MLC for payment of services is granted once the services have been rendered. In the case of intercompany services, access is generally granted within 90 days from the date the services are provided.

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

(ii) on the date of such access, the local company must:
(a)    not have any available foreign liquid assets or Argentine depositary certificates representing shares issued by non‑resident companies for an aggregate amount exceeding U.S.$100,000. The Argentine FX Regulations contains a non-exhaustive list of assets that qualify as “foreign liquid assets” for purposes thereof, which include foreign currency bills and coins, gold bars, sight deposits with foreign banks and, generally, any investment that allows for immediate availability of foreign currency (e.g., foreign bonds and securities, investment accounts with foreign investment managers, crypto-assets, cash held with payment service providers, etc.);

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
Although the current administration has implemented measures aimed at gradually easing certain foreign exchange restrictions, including the authorization, as of 2026, to distribute and remit dividends abroad subject to applicable regulatory requirements, foreign exchange regulations remain subject to change. The Central Bank of Argentina and the federal government may impose additional exchange controls or modify existing regulations in the future, which could further impact our ability to transfer funds abroad and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina.
Mexico
Exchange Rates
The Mexican peso appreciated 13% against the U.S. dollar in 2023, depreciated 22.5% in 2024, appreciated 13.5% in 2025 and appreciated 0.4% in the first quarter of 2026. As of April 27, 2026, the free-market exchange rate for the purchase of U.S. dollars was Ps.17.38 per U.S. dollar.

Exchange Controls
In recent years, the Mexican government has maintained a policy of non-intervention in the foreign exchange markets, other than conducting periodic auctions for the purchase of U.S. dollars, and has not had in effect any exchange controls (although these controls have existed and have been in effect in the past). We cannot assure you that the Mexican government will maintain its current policies with regard to the Mexican peso or that the Mexican peso will not further depreciate or appreciate significantly in the future.

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
Summary of Risk Factors
An investment in our Company is subject to a number of risks, including risks related to our business, results of operations, financial condition, liquidity and indebtedness, industry, and reputation. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information—D. Risk Factors” in this annual report for a more thorough description of these and other risks.
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
•Our business activity and results of operations may be negatively affected by unforeseen events, such as disruptions, natural disasters, adverse weather conditions, national and international armed conflicts and wars, pandemics, or other catastrophic events, such as hurricanes, earthquakes and floods.
•The failure to successfully manage our future growth may adversely affect our results of operations.
•From time to time, we rely on informal agreements with third-party suppliers and distributors for the provision of products and services that are necessary for our operations.
•Supply chain interruptions may increase our costs and reduce revenues.
•Information technology system failures or interruptions or breaches of our network security may interrupt our operations, exposing us to lost sales, increased operating costs, fraud, data protection incidents and litigation.
•Our financial condition and results of operations depend, to a certain extent, on the financial condition of our sub‑franchisees and their ability to fulfill their obligations under their franchise agreements.
•We do not have full operational control over the businesses of our sub‑franchisees.
•Ownership and leasing of a broad portfolio of real estate exposes us to potential losses and liabilities.
•The success of our business is dependent on the effectiveness of our marketing strategy.
•The inability to attract and retain qualified management may affect our growth and results of operations.
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
•Tax increases or changes in tax legislation may adversely affect our results of operations.
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
•Increases in commodity prices, logistics or other operating costs could harm our operating results.
•Demand for our offerings may decrease due to changes in consumer preferences, habits or other factors.
•Our investments to enhance customer experience, including through technology, may not generate the expected returns.
•Food safety and food- or beverage- borne illnesses may have an adverse effect on our business and results of operations.
•Restrictions on promotions and advertisements directed at families with children and regulations regarding the nutritional content of children’s meals may harm McDonald’s brand image and our results of operations.
•Environmental laws and regulations may affect our business.
•Our business is subject to an increasing focus on ESG matters.
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
•Developments and the perception of risk in other countries, especially emerging market countries, as well as the increasingly complex political and social environment in Latin America and the Caribbean have in the past and could in the future lead to social unrest, which may adversely affect our business, operations, sales, results, financial conditions and prospects.
•Changes in governmental policies in the Territories could adversely affect our business, results of operations, financial conditions and prospects.
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
After the expiration of the term, McDonald’s may grant us an option to enter into a new agreement to continue the franchise for an additional term of (a) 20 years with respect to all Territories other than French Guiana, Guadeloupe, Martinique and Saint Martin (French part) and (b) 10 years with respect to French Guiana, Guadeloupe, Martinique and Saint Martin (French part), with an option to extend the term with respect to such territories for an additional term of 10 years. Pursuant to the MFAs, McDonald’s will determine whether to grant us the option to renew between January 2040 and January 2042. If McDonald’s grants us the option to renew and we elect to exercise the option, then we and McDonald’s will amend the MFAs to reflect the terms of such renewal option, as appropriate. We cannot assure you that McDonald’s will grant us an option to extend the term of the MFAs or that the terms of any renewal option will be acceptable to us, will be similar to those contained in the MFAs or will not be less favorable to us than those contained in the MFAs.
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
Pursuant to the MFAs, McDonald’s has the ability to exercise substantial influence over the conduct of our business. For example, among other restrictions and obligations, under the MFAs, we are not permitted to operate any other competitive businesses, including any other local or international quick-service restaurant or informal eating out business, we must comply with McDonald’s high quality standards, we must own and operate at least 50% of all McDonald’s-branded restaurants in each Territory, we must maintain certain guarantees in favor of McDonald’s, including standby letters of credit (or other similar financial guarantee acceptable to McDonald’s) in an amount of $80.0 million, to secure our payment obligations under the MFAs, we cannot incur debt above certain financial ratios, we cannot transfer the equity interests of our subsidiaries, any significant portion of their assets or certain of the real estate properties that we own without McDonald’s consent, and McDonald’s has the right to approve the appointment of our chief executive officer and chief operating officer (such approval not to be unreasonably withheld) as well as to approve certain related party transactions. In addition, the MFAs require us to reinvest a significant amount of money, including through reimaging our existing restaurants, opening new restaurants and advertising, which McDonald’s has the right to approve.
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
In addition, if there is a material breach that relates to one or more Territories in which, at the time of the material breach determination, there are at least 100 franchised restaurants in operation, McDonald’s also has the right, in McDonald’s sole discretion, to acquire (i) all of our interests in our subsidiaries in all Territories or (ii) all of our interests in our subsidiaries in the Territory or Territories identified by McDonald’s as being affected by such material breach or to which such material breach may be attributable, in each case at 80% of their fair market value. By contrast, if the material breach of the MFAs affects or is attributable to any of the Territories in which, at the time of the material breach determination, there are less than 100 franchised restaurants in operation, McDonald’s only has the right to acquire the equity interests of any of our subsidiaries in the Territory or Territories being affected by such material breach or to which such material breach may be attributable. For example, since, as of the date hereof, we have more than 100 franchised restaurants in Mexico, if there is a material breach with respect to our business in Mexico identified by McDonald’s as being affected by such material breach or to which such material breach may be attributable, McDonald’s would have the right to acquire our entire business throughout Latin America and the Caribbean or just our Mexican operations, whereas upon a similar breach relating to our Ecuadorian business, which, as of the date hereof, has less than 100 franchised restaurants in operation, McDonald’s would only have the right to acquire our business in Ecuador.
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
Our business activity and results of operations may be negatively affected by unforeseen events, such as disruptions, natural disasters, adverse weather conditions, national and international armed conflicts and wars, pandemics, or other catastrophic events, such as hurricanes, earthquakes and floods.
Unforeseen events beyond our control, including war, terrorist activities, political and social unrest, boycotts, natural disasters (or expectations about them), adverse weather conditions and pandemics, could disrupt our operations and results of operations and those of our sub‑franchisees, suppliers or customers, have a negative effect on consumer spending or result in political or economic instability. These events could reduce demand for our offerings or make it difficult to ensure the regular supply of ingredients and products through our distribution chain. For instance, ongoing conflicts in several areas of the world and their related impact and the sanctions imposed as a consequence, have adversely affected the macroeconomic environment, contributing to volatile economic conditions and heightened inflationary pressures. For example, ongoing hostilities between the United States and Iran, including disruptions to key energy transit routes, have contributed to significant volatility and upward pressure on global crude oil prices, which could adversely affect global economic conditions. These factors have led to increased food inflation, rising commodity and energy costs, and worsened supply chain disruptions. We anticipate that these challenges may continue to influence consumer behavior and demand, escalate geopolitical tensions, and negatively impact our business and financial results. Additionally, adverse weather conditions, including climate change, which has become more pronounced in recent years, may also increase the frequency and severity of weather-related events and natural disasters or affect customer behavior or preferences. Furthermore, incidents of pandemics, if not controlled, could affect visitors and reduce sales in our restaurants. The duration and scope of a health crisis, pandemic, epidemic, natural disaster, adverse weather conditions, war or other catastrophic events can be difficult to predict and depend on many factors, including emergence of new variants, outbreaks of diseases, extreme weather shifts, shorter harvest seasons, availability, acceptance and effectiveness of preventative measures, increased geopolitical tensions and economic sanctions, among other. A health crisis, pandemic, epidemic, natural disaster, adverse weather conditions, war or other catastrophic events may also heighten other risks disclosed in these Risk Factors, including, but not limited to, those related to the availability and costs of labor and commodities, supply chain interruptions, consumer behavior, and consumer perceptions of our brand and industry.

The failure to successfully manage our future growth may adversely affect our results of operations.
Our business has grown significantly since the Acquisition, largely due to the opening of new restaurants in existing and new markets within the Territories, from an increase in comparable store sales and, more recently, from the growth of sales through digital channels, which comprised 61%, or $3.7 billion, of our systemwide sales in 2025. Our total number of restaurant locations has increased from 1,569 at the date of the Acquisition to 2,520 restaurants as of December 31, 2025.
Our growth is, to a certain extent, dependent on new restaurant openings and therefore may not be constant from period to period; it may accelerate or decelerate in response to certain factors. There are many obstacles to opening new restaurants, including determining the availability of desirable locations, securing reliable suppliers, permit approval by governments, hiring and training new personnel and negotiating acceptable lease terms, and, in times of adverse economic conditions, sub‑franchisees may be more reluctant to provide the investment required to open new restaurants. In addition, our growth in comparable store sales is dependent on continued economic growth in the countries in which we operate as well as our ability to continue to predict and satisfy changing consumer preferences and to navigate other external pressures. See “—Our business activity and results of operations may be negatively affected by unforeseen events, such as disruptions, natural disasters, adverse weather conditions, national and international armed conflicts and wars, pandemics or other catastrophic events, such as hurricanes, earthquakes and floods.” In addition, the continued growth of our sales through digital channels is dependent on the continued adoption of technology and digital and delivery channels by our customers, which is in turn dependent on wider consumer trends.
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
From time to time, we rely on informal agreements with third-party suppliers and distributors for the provision of products and services that are necessary for our operations.
Effective supply chain management is a key driver of our success and a critical factor in optimizing profitability. We use McDonald’s centralized supply chain management model, which depends on approved third-party suppliers and distributors for goods, and we typically engage multiple suppliers to meet our product needs. This model includes the selection and development of suppliers of both core products (such as beef, chicken, buns, potatoes, produce, sauces, cheese, dairy mixes and beverages) and non-core products (including dressings, pork, condiments, confectionery and toppings among others). These suppliers must meet McDonald’s high standards for quality, food safety, sustainability policies and commitments, which requires fostering long-term and sustainable relationships.
McDonald’s standards include the highest expectations with respect to our suppliers’ food safety and quality management systems, product consistency and timeliness, as well as commitments to follow internationally recognized manufacturing and management schemes and practices to meet or exceed all local food regulations and to comply with our policies, procedures and guidelines.
Our continued success depends heavily on the ability of McDonald’s suppliers to consistently deliver safe, high quality products that meet our specifications and requirements and comply with all applicable laws and regulations. McDonald’s is widely recognized as a leader in food safety by both suppliers and the public health community.
Our 32 largest suppliers represent approximately 76% of our total purchases. Only a limited number of these suppliers have formal written contracts with us; instead, we only maintain pricing protocols or informal agreements with most of them. Our supplier approval process is comprehensive and time‑intensive, ensuring full compliance with McDonald’s strict standards. As a result, we tend to build strong relationships with approved suppliers and, given our relevance to their business, pricing protocols have generally proven sufficient to secure a reliable supply of quality products. While we source goods from numerous approved suppliers across Latin America and the Caribbean, reducing our dependence on any single supplier, the informal nature of many of our supplier relationships means we cannot always ensure long-term or reliable product availability.

Additionally, certain goods, such as beef, dairy products, confectionery and produce, are often sourced locally due to import restrictions. Due to these restrictions, as well as McDonald’s requirements to purchase certain core items from approved suppliers, if any supplier terminates our relationship or if a supplier’s products or services no longer meet required standards and we must end the relationship, we may be unable to rapidly secure alternative or additional sources of supply.
Supply chain interruptions may increase our costs and reduce revenues.
Our business relies on an effective supply chain that ensures a reliable and adequate supply of quality products, supplies, equipment, and equipment parts. If our suppliers fail to deliver these items in a timely manner due to unexpected demand, production or distribution issues, financial distress or shortages, or if they decide to end their relationship with us, or we terminate our relationship with such suppliers because they no longer comply with McDonald’s standards, we may face challenges securing replacement suppliers in a timely manner or at all. As a result, we could experience inventory shortages and increased costs that may negatively affect our operations and results of operations.
Supply chain interruptions, delivery delays, and related price increases have adversely affected us and our suppliers in the past and may do so again in the future. These disruptions may arise from shortages, inflationary pressures, unexpected surges in demand, transportation or logistics difficulties, labor, or technology issues, adverse weather conditions, natural disasters, pandemics, acts of war, terrorism, social unrest and protests or other circumstances beyond our or our suppliers’ control. Such interruptions, delays, or failures in contingency planning may increase our costs, reduce revenues and limit the availability of our products, supplies, or equipment that are critical to our operations.
Information technology system failures or interruptions or breaches of our network security may interrupt our operations, exposing us to lost sales, increased operating costs, fraud, data protection incidents and litigation.
We rely heavily on our computer systems and network infrastructure across our operations including, but not limited to, point-of-sale processing at our restaurants. We implement security measures and controls that we believe provide reasonable assurance regarding our security posture. See “Part II—Item 16K. Cybersecurity” for further detail. However, there remains the risk that our technology systems are vulnerable to damage, disability or failures due to physical theft, fire, power loss, telecommunications failure or other catastrophic events. If those systems were to fail or otherwise be unavailable, and we were unable to recover in a timely way, we could experience an interruption in our operations. Moreover, security breaches, data breaches and cyberattacks involving our systems have occurred, and may continue to occur, from time to time. Although we have procedures and controls in place to protect our systems and safeguard confidential information, including personal information, and financial data, we have been and continue to be subject to a range of internal and external security breaches, denial of service attacks, malware, phishing attacks, viruses, worms and other disruptive problems caused by hackers. Data breaches, security incidents and cyberattacks can result from, among other things, inadequate personnel, inadequate or failed internal control processes and systems, fraud or external events, or actors that interrupt normal business operations. Our information technology systems contain personal, financial and other information that is entrusted to us by our customers, our employees and other third parties, as well as financial, proprietary and other confidential information related to our business. The proper and secure functioning of our technology, financial and processing systems is critical to our business and to our ability to compete effectively.
Furthermore, we have experienced a rise in transactions through our online digital channels for which we rely more heavily on third-party operators or trusted certified payment gateways to handle an increasing volume of sensitive financial transactions and other sensitive customer information, which increases our cybersecurity risks. Our increasing reliance on third-party systems also presents the risks faced by the third party’s business, including the operational, security and credit risks of those parties. Moreover, due to our digital strategy and increased use of our digital channels, there has also been an increase in the number of registered customers, now over 100 million, for whom we store and process personal information to strengthen our relationship with customers. Although we work with our customers, third-party service providers and other third parties to develop secure data and information processing, collection, authentication, management, usage, storage and transmission capabilities and to ensure the eventual destruction of confidential information, including personal information, to prevent against information security risk, we, our third-party service providers or other third parties with whom we do business have been and continue to be the target of cyberattacks or subject to other information security incidents, breaches or disruption in our operations. An actual or alleged security breach of our or their systems has resulted and could result in additional disruptions, shutdowns, theft, fraud or unauthorized disclosure of personal, financial, proprietary or other confidential information. For example, on April 4, 2025, we were notified by one of our third-party service providers of an unauthorized access to a database hosted by them, which included certain non-sensitive personal identifiable employee information. This third-party vendor has advised us that the vulnerability in their systems has been remedied. The occurrence of any of these incidents could result in reputational damage, adverse publicity, loss of consumer confidence, reduced sales and profits, fines, increased costs of regulatory compliance or enhanced measures against such security or data breaches, complications in executing our growth initiatives and regulatory and legal risk.

Our financial condition and results of operations depend, to a certain extent, on the financial condition of our sub‑franchisees and their ability to fulfill their obligations under their franchise agreements.
As of December 31, 2025, 28.6% of our restaurants were franchised. Under our franchise agreements, we receive monthly payments which are, in most cases, the greater of a fixed rent or a certain percentage of the sub-franchisee’s gross sales. Sub‑franchisees are independent operators with whom we have franchise agreements. We typically own or lease the real estate upon which sub‑franchisees’ restaurants are located and sub‑franchisees are required to follow our operating manual that specifies items such as menu choices, permitted advertising, equipment, food handling procedures, product quality and approved suppliers. Our operating results depend to a certain extent on the restaurant profitability and financial viability of our sub‑franchisees. The concurrent failure by a significant number of sub‑franchisees to meet their financial obligations to us could jeopardize our ability to meet our obligations.
We are liable for our sub‑franchisees’ monthly payment of royalties to McDonald’s, which represents a percentage of those franchised restaurants’ gross sales. To the extent that our sub‑franchisees fail to pay this fee in full, we are responsible for any shortfall under the MFAs. As such, the concurrent failure by a significant number of sub‑franchisees to pay their royalties could have a material adverse effect on our results of operations and financial condition.
We do not have full operational control over the businesses of our sub‑franchisees.
We are dependent on sub‑franchisees to maintain McDonald’s quality, service and cleanliness standards, and their failure to do so could materially affect the McDonald’s brand and harm our business. Although we exercise significant influence over sub‑franchisees through the franchise agreements, sub‑franchisees have some flexibility in their operations, including the ability to set prices for our products in their restaurants, hire employees and select certain service providers. In addition, it is possible that some sub‑franchisees may not operate their restaurants in accordance with our quality, service, cleanliness, health, food safety or product standards. Although we take corrective measures if sub‑franchisees fail to maintain McDonald’s quality, service and cleanliness standards, we may not be able to identify and rectify problems with sufficient speed and, as a result, our image and operating results may be negatively affected.
Ownership and leasing of a broad portfolio of real estate exposes us to potential losses and liabilities.
As of December 31, 2025, we owned the land for 474 of our 2,520 restaurants. The value of these assets could decrease or rental costs could increase due to changes in local demographics, the investment climate and local economic conditions, including taxes.
The majority of our restaurant locations, or those operated by our sub‑franchisees, are subject to long-term leases. We may not be able to renew leases on acceptable terms or at all, in which case we would have to find new locations to lease or be forced to close the restaurants. If we are able to negotiate a new lease at an existing location, we may be subject to a rent increase. In addition, current restaurant locations may become unattractive due to changes in neighborhood demographics or economic conditions, which may result in reduced sales at these locations.
The success of our business is dependent on the effectiveness of our marketing strategy.
Market awareness and engagement are essential to our continued growth and financial success. Pursuant to the MFAs, we create, develop and coordinate marketing plans and promotional activities throughout the Territories, and sub‑franchisees contribute a percentage of their gross sales to our marketing plan. Unless otherwise provided in or required by existing franchise agreements, pursuant to the MFAs we are required to make aggregate expenditures in an amount not less than 5% of the gross sales of all franchised restaurants in the Territories in connection with advertising, communications and promotional activities, in accordance with guidelines established by McDonald’s. Pursuant to the MFAs, McDonald’s has the right to review and approve our marketing plans in advance and may request that we cease using the materials or promotional activities at any time. We also participate in global and regional marketing activities undertaken by McDonald’s and pay McDonald’s up to 0.2% of our gross sales of all franchised restaurants in the Territories in order to fund such activities.
If our advertising programs are not effective, or if our competitors begin spending significantly more on advertising than we do, or if our competitors develop attractive new products or innovative advertising techniques, we may be unable to attract new customers or existing customers may not return to our restaurants and our operating results may be negatively affected.

The inability to attract and retain qualified management may affect our growth and results of operations.
We have a strong, diverse and multidisciplinary management team with broad experience in the various areas of the modern management, such as human resources, product development, supply chain management, operations, finance, ESG, marketing, real estate development, communications, government relations, investor relations, security, information technology, legal, and training. Our growth plans place substantial demands on our management team, and future growth could increase those demands. Our ability to manage future growth will depend on the adequacy of our resources and our ability to continue to identify, attract, retain and train management. Failure to do so could have a material adverse effect on our business, financial condition and results of operations.
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
Due to Mr. Woods Staton’s unique experience and leadership capabilities, it would be difficult to find a suitable successor for him if he were to cease serving as Executive Chairman for any reason. In the event of Mr. Woods Staton’s death or permanent incapacity where no successor to Mr. Staton has been appointed by us and approved by McDonald’s, McDonald’s has the right to acquire all of our non-public shares during the twelve-month period following the earlier of (1) the eighteen-month anniversary of his death or incapacity, and (2) the receipt by McDonald’s of notice from the beneficiaries of Mr. Staton’s estate that such beneficiaries have elected to have such twelve-month period commence as of a date specified in such notice, which date shall be after the receipt of such notice.
Labor shortages or increased labor costs could harm our results of operations.
Our operations depend in part on our ability to attract and retain restaurant managers and crew. While the turnover rate varies significantly among categories of employees, due to the nature of our business, we traditionally experience a high rate of turnover among our crew.
As of December 31, 2025, we had approximately 96,782 employees, including our Company-operated restaurants and staff. Controlling labor costs is critical to our results of operations, and we closely monitor those costs. Some of our employees are paid minimum wages and any increases in minimum wages or changes to labor regulations in the Territories could increase our labor costs. In recent years, the legal minimum wage has increased in several of the countries in which we operate, having an adverse impact on our results of operations. In addition, legislative proposals currently under discussion in Brazil contemplate a reduction in statutory working hours, which are currently up to 44 hours per week under Brazilian labor legislation, without a corresponding reduction in pay. If enacted, and depending on the final wording, such measures could increase our labor costs and require adjustments to our workforce planning and operations in Brazil. Additionally, competition for employees could also result in additional incurred costs to pay for higher wages.
We are also impacted by the costs and other effects of compliance with regulations affecting our workforce. These regulations are increasingly focused on employment issues, including wages and working hours, healthcare, employee safety and other employee benefits and workplace practices. Claims of non-compliance with these regulations could result in liability and expense to us. Despite our anti-discriminatory policies and related employee training, we are exposed to potential reputational and other harm regarding our workplace practices or conditions or those of our sub‑franchisees or suppliers, including those giving rise to claims of sexual harassment or discrimination (or perceptions thereof), which could have a negative impact on consumer perceptions of us and a reputation of our business. In 2019, two of our restaurant employees in Peru died in a workplace accident at one of our restaurants. This accident is still under investigation by Peruvian authorities, and while we have not been materially impacted by this event, any future workplace accidents could have a material adverse effect on our business, financial condition and results of operations.
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
Our business depends in part on consumers’ perception of the McDonald’s brand. Under the terms of the MFAs, we are required to assist McDonald’s with protecting its intellectual property rights in the Territories. However, McDonald’s is generally responsible for decisions about whether and how to enforce its rights. Any failure by McDonald’s to protect its proprietary rights in the Territories or elsewhere could harm its brand image, which could affect our competitive position and our results of operations.
Under the MFAs, we may use, and grant rights to sub‑franchisees to use, McDonald’s intellectual property in connection with the development, operation, promotion, marketing, communications and management of our restaurants. McDonald’s has reserved the right to use, or grant licenses to use, its intellectual property in Latin America and the Caribbean for all other purposes, including to sell, promote or license the sale of products using its intellectual property. If we or McDonald’s fail to identify unauthorized filings of McDonald’s trademarks and imitations thereof, and we or McDonald’s do not adequately protect McDonald’s trademarks and copyrights, the infringement of McDonald’s intellectual property rights by others may cause harm to McDonald’s brand image and decrease our sales.
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
As of December 31, 2025, we had $1,101.7 million in total outstanding indebtedness (including interest payable), consisting of $1,156.5 million in long-term debt (including interest payable) net of $54.8 million related to the fair market value of our outstanding derivative instruments. The agreements governing our outstanding indebtedness contain covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For instance, we are subject to negative covenants that restrict some of our activities, including restrictions on:
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
If we fail to satisfy the covenants set forth in these agreements or another event of default occurs under the agreements, our outstanding indebtedness under the agreements could become immediately due and payable. In addition, we are required to meet certain financial ratios under our line of credit, our revolving credit facility and the credit facilities entered into by Arcos Dourados Comercio de Alimentos S.A., our Brazilian subsidiary. If we are unable to comply with such ratios or obtain waivers for non-compliance in the future, we will be in default under such facilities. In the case of our revolving credit facility and our Brazilian subsidiary’s credit facilities, any amounts drawn under such facilities may be declared to be immediately due and payable by the relevant lender, who may also terminate its obligation to provide loans under such agreement if we are not in compliance with our ratios under the agreement. In the case of our non-committed lines of credit, if we have previously drawn any amount, then such amounts may be immediately due and payable to the relevant lender, subject to the terms of each non-committed line of credit. If our outstanding indebtedness becomes immediately due and payable and we do not have sufficient cash on hand to pay all amounts due, we could be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financing. Refinancing may not be possible and additional financing may not be available on commercially acceptable terms, or at all.
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
Certain of the countries in which we operate, have experienced, or are currently experiencing, high rates of inflation. For example, both Venezuela and Argentina have been considered highly inflationary under U.S. GAAP since 2010 and 2018, respectively, which has significantly reduced competitiveness, real wages and consumption. Although in most of our markets inflationary pressures decreased in 2025 as compared to 2024 (as is the case in Argentina, where inflation in 2025, although still high, was 31.5% compared to 117.8% in 2024), inflation has proven more resilient than expected and decreased at a lower rate than anticipated. In an effort to contain inflation, central banks shifted to more restrictive monetary policy, including increased interest rates, which has contributed to a slowdown in the global economy, thereby restricting the availability of credit and impairing economic growth. The measures taken by the governments of these countries to control inflation have historically been indicative of a potential economic recession. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies that could lead to reduced demand for our core products and decreased sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our customers or offset with other efficiencies, which could adversely affect our operating margins and operating income. Although the risk of high inflation has generally been mitigated in most of the Territories in which we operate, we cannot guarantee that inflation will not rise again, which could lead to measures as those described above being implemented again which would have an adverse effect on our operating margins and operating income.
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
For example, the Brazilian real and the Mexican peso have historically experienced periods of significant volatility against the U.S. dollar. Similar fluctuations in other currencies in the region have in the past and may in the future adversely affect our costs, margins and results of operations.
As a result, fluctuations in the value of the U.S. dollar with respect to the various currencies of the countries in which we operate or in U.S. dollar interest rates could adversely impact our net income, results of operations and financial condition.
Price controls and other similar regulations in certain countries have affected, and may in the future affect, our results of operations.
Certain countries in which we conduct operations have imposed, and may continue to impose, price controls that restrict our ability, and the ability of our sub‑franchisees, to adjust the prices of our products.

For example, certain markets in which we operate, such as Venezuela, have historically been subject to government intervention in pricing, including price controls and other limitations that may restrict our ability to adjust prices. While the enforcement of such measures has varied over time, the existence of these regulatory frameworks, as well as the potential for future government action or changes in policy, could adversely affect our business and results of operations. We continue to closely monitor developments in these markets. See “Item 4. Information on the Company—B. Business Overview—Regulation.”
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
For example, certain countries in which we operate have historically imposed foreign exchange controls and restrictions on the transfer of funds abroad, such as Argentina. While some of these measures have been recently relaxed, there can be no assurance that such conditions will continue or that additional restrictions will not be introduced in the future. Any such restrictions could limit our ability to access foreign currency, transfer funds outside of these countries or service our foreign currency-denominated obligations, which could adversely affect our business, financial condition and results of operations.
In addition, to the extent that we incur indebtedness in local markets that is denominated in, or requires payment in, foreign currency, restrictions on access to foreign exchange markets or limitations on the purchase of foreign currency or compliance with applicable regulatory requirements in the jurisdictions in which we operate could affect our ability to obtain the necessary foreign currency to service such indebtedness. As a result, we may be required to seek alternative sources of foreign currency, incur additional costs or delays, or otherwise be unable to repay such indebtedness when due which could have a material adverse effect on our results of operations and financial condition.
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
We face a risk of expropriation or nationalization of our assets and government interference with our business in some of the countries in which we do business. The current Venezuelan government has promoted a model of increased state participation in the economy through welfare programs, exchange and price controls and the promotion of state-owned companies. Although the Venezuelan government has not carried out expropriations in some years, in recent years the risk of expropriation by municipalities of land considered to be excess property (which consists of land owned by the Company on which no restaurants are currently in operation) has increased. In spite of the recent operation in Venezuela by the U.S. government, which led to the arrest of Nicolas Maduro, we cannot provide assurance that Company-operated or franchised restaurants will not be threatened with expropriation, either at a national or a municipal level, and that our operations will not be transformed into state-owned enterprises. In addition, the Venezuelan government may pass laws, rules or regulations which may directly or indirectly interfere with our ability to operate our business in Venezuela which could result in a material breach of the MFAs, in particular if we are unable to comply with McDonald’s operations system and standards. A material breach of the MFAs would trigger McDonald’s option to acquire our non-public shares or our interests in Venezuela. See “—Risks Related to Our Business and Operations—McDonald’s has the right to acquire control of all or portions of our business upon the occurrence of certain events and, in the case of a material breach of the MFAs, may terminate such MFA or acquire our non-public shares or our interests in one or more Territories at 80% of their fair market value.”
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
We maintain policies and procedures that require our employees to comply with anti-corruption laws, including the Foreign Corrupt Practices Act of 1977 (the “FCPA”), and our corporate standards of ethical conduct. Our employees, including part-time employees, participate in training on ethical and anti-corruption standards, and we utilize our online campus to provide such training. However, we cannot ensure that these policies and procedures will always protect us from intentional, reckless or negligent acts committed by our employees or agents. If we are not in compliance with the FCPA and other applicable anti-corruption laws, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition, and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S. or other governmental authorities could adversely impact our reputation, cause us to lose or become disqualified from bids, and lead to other adverse impacts on our business, financial condition and results of operations.
Tax increases or changes in tax legislation may adversely affect our results of operations.
Since we conduct our business in many countries in Latin America and the Caribbean, we are subject to multiple taxation regimes and multinational tax conventions. Our effective tax rate therefore depends on these tax laws and multinational tax conventions, as well as on the effectiveness of our tax planning abilities. Our income tax position and effective tax rate are subject to uncertainty, as our income tax position for each year depends on the profitability of Company‑operated restaurants and franchised restaurants operated by our sub‑franchisees in tax jurisdictions that levy income tax at a broad range of rates. It is also dependent on changes in the valuation of deferred tax assets and liabilities, the impact of various accounting rules, changes to these rules and tax laws, and examinations by various tax authorities. If our actual tax rate differs significantly from our estimated tax rate, this could have a material impact on our financial condition.
In addition, any increase in the rates of taxes, such as income taxes, excise taxes, value added taxes, import and export duties, withholding taxes or other transaction-based taxes, or the adoption of new taxes or enhanced economic protectionist measures, could negatively affect our business. Fiscal measures that target quick service restaurants or specific consumer products could also be adopted in the jurisdictions in which we operate.
In recent years, several jurisdictions in which we operate have enacted significant tax reforms or adopted new tax measures. For example, Brazil approved a comprehensive constitutional tax reform creating a dual value-added tax system to replace existing consumption taxes and introducing a new selective tax, with a multi-year transition period beginning in 2026. In addition, certain countries have introduced measures that led to an increase in withholding taxes, advance tax payments or indirect taxes. For instance, Brazil recently introduced a withholding tax on dividends and increased the withholding income tax rate applicable to interest on net equity distributions. In Ecuador, tax reforms enacted in recent years have included increases in value added tax rates, changes to foreign exchange outflow taxes, temporary advance income tax mechanisms and certain import-related measures, some of which have adversely affected consumption levels and operating costs in that market. Although some of these measures may be temporary or subject to change, these tax reforms and fiscal measures may affect consumption patterns as well as our operating margins and cash flow, which could have a material adverse effect on our results of operations and financial condition.
In December 2021, the Organization for Economic Co-operation and Development published Tax Challenges Arising from the Digitalization of the Economy - Global Anti-Base Erosion Model Rules (Pillar Two). These rules are designed to ensure that large multinational enterprises pay a minimum effective tax rate of 15% on income arising in each jurisdiction where they operate. We are within the scope of these rules, and they have been enacted or substantively enacted in certain jurisdictions in which we operate and became effective as of January 1, 2024. Although we did not record any tax charge in connection with these rules for the year ended December 31, 2025, we continue to monitor legislative developments, as further countries enact Pillar Two legislation, to evaluate the potential future impact on our consolidated results of operations, financial position and cash flows.
We cannot assure you that governmental authorities in any country in which we operate will not increase existing taxes, impose new taxes, or adopt more stringent interpretations or enforcement measures in connection with existing taxes, which could materially and adversely affect our business, financial condition, results of operations, cash flows or the amounts available for distribution to shareholders.
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
Our efforts to enhance guest engagement through loyalty programs and personalized marketing strategies further expose us to increasing customer requests to comply with their data protection rights, heightened regulatory scrutiny, and compliance and reputational risks related to the collection and use of their data.
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
Additionally, in recent years there has been an increase in litigation against public companies in relation to ESG matters, including in relation to claims made by public companies related to climate justice, net-zero targets and ambitions, greenwashing, climate-washing, supply chain commercial relationships, and diversity and sustainability disclosure practices. Given our commitment to social and environmental sustainability matters, we may and McDonald’s also may provide expanded disclosure, establish, modify, adjust or expand goals, commitments or targets, and take actions to meet such goals, commitments and targets, which may expose us to class actions or other litigation, including administrative proceedings, with respect to our ESG practices, particularly in light of the heightened focus on ESG matters from investors and other stakeholders. Any potential fines, damages or reputational damages to us or our brands as a result from such litigation could have a material adverse effect on our reputation, business, financial condition, or results of operations.
Our insurance may not be sufficient to cover certain losses.
We face the risk of loss or damage to our properties, machinery, cash and inventories due to fire, theft, climate change and natural disasters such as earthquakes and floods. While our insurance policies cover some losses with respect to damage or loss of our properties, machinery, cash and inventories, our insurance may not be sufficient to cover all such potential losses. Losses of sales resulting from the preventive closure of our restaurants due to social or political protests, civil unrest, or workforce unavailability, in the absence of material physical damage, are not covered under our insurance policies, except where such closures are mandated by an express governmental order.
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
Although competitive conditions in the QSR industry vary in each of the countries in which we conduct our operations, in general, we compete with many well-established restaurant companies on price, brand image, quality, sales promotions, new product development and restaurant locations. Since the restaurant industry has few barriers to entry, our competitors are diverse and range from national and international restaurant chains to individual, local restaurant operators. Our largest sources of competition include Restaurant Brands International (which franchises Burger King, Popeyes, Firehouse Subs and Tim Hortons), Yum! Brands (which franchises KFC restaurants, Taco Bell, Pizza Hut and Pizza Hut Express, and the Habit Burger Grill restaurants), Carl’s Junior and Subway. In Brazil, we also compete with ZAMP (which franchises Burger King, Popeyes, Starbucks and Subway), Habib’s, a Brazilian QSR chain that focuses on low-price Middle Eastern street food, and Bob’s, a primarily-Brazilian QSR chain that focuses on hamburger product offerings. Alsea is one of the largest restaurant operators in Latin America (Mexico, Argentina, Colombia, Chile, and Uruguay); it has a diversified portfolio, with brands such as Domino’s Pizza, Starbucks, Burger King, Chili’s and other casual dining brands. In Argentina, we also compete with Mostaza, an Argentine QSR chain that focuses on hamburger product offerings. Another competitor in Latin America is Grupo Serrano, a KFC operator that originated in Ecuador and has since expanded regionally. The company operates in Ecuador, Colombia, Chile, Argentina and Venezuela, and entered the Brazilian market in 2025. We also face strong competition from new businesses targeting the same clients we serve, including, for example, the strong online betting behavior in Brazil, which consumes an increasing portion of the discretionary spending of potential customers as well as from street vendors of limited offerings, including hamburgers, hot dogs, pizzas and other local food items. We expect competition to increase as our competitors continue to expand their operations, introduce new options and market their brands.
If any of our competitors offers items that are better priced or more appealing to consumers, increases its number of restaurants, obtains more desirable restaurant locations, provides more attractive financial incentives to management personnel, franchisees or hourly employees or has more effective marketing initiatives than we do in any of the markets in which we operate, this could have a material adverse effect on our results of operations.
Increases in commodity prices, logistics or other operating costs could harm our operating results.
Food and paper costs represented 36.0% of our total sales by Company-operated restaurants in 2025, and 23.3% of our food and paper raw materials cost is exposed to fluctuations in foreign exchange rates. We source, among other commodities, beef, chicken, pork, potatoes, produce, sauces, dairy mixes, dairy cheeses, grains, sugar, fiber and coffee. The cost of food and supplies depends on several factors, including global supply and demand, new offerings, global macroeconomic conditions, acts of war and other hostilities, weather conditions, fluctuations in energy costs, tax incentives and our suppliers’ ability to comply with sustainability and animal welfare commitments, all of which makes us susceptible to substantial price and currency fluctuations and other increased operating costs. For instance, commodity prices have been adversely affected by recent climate-related phenomena, which has had an impact on our costs. Our hedging strategies on the imported portion of our food and paper raw materials may not be successful in fully offsetting cost increases due to currency nor commodities fluctuations. Furthermore, due to the competitive nature of the restaurant industry, we may be unable to pass increased operating costs on to our customers, which could have an adverse effect on our results of operations.
In addition, the U.S. government has introduced significant changes in trade policies, including the imposition of new tariffs and other trade restrictions that could affect cross-border commerce. The U.S. government has imposed tariffs on substantially all countries (and has threatened increased tariffs on goods originating from countries that do not cooperate with the U.S.), the rates of which could increase or fluctuate in the future. In response, some countries have announced the imposition of retaliatory tariffs on certain U.S. imports. While the U.S. Supreme Court issued a ruling against the validity of such tariffs in February 2026, subsequent to that ruling, the executive branch of the U.S. government announced the imposition of a new 15% baseline tariff under another legal authority and there is ongoing uncertainty in connection with tariff policies. The imposition of tariffs by the U.S. government, along with retaliatory actions by other countries, have had a significant impact on global trade flows and led to increased operational costs for companies reliant on international supply chains, which could potentially result in lower global growth and an increase cost of certain goods. Increased protectionism and trade tensions, such as the tensions between the United States and China during Donald Trump’s first term as President of the United States, could recur or intensify, which could have a negative impact on the economies in which we operate, which could have a material adverse effect on our business, results of operations and financial condition. For example, based on the shift in U.S. trade policies and in an effort to align with such policies, Mexico has imposed tariffs of up to 50% on various goods (including beef and toys) imported from countries with which it has no free trade agreements. If we are not able to successfully mitigate the impact of such tariffs, their implementation could materially impact our costs of operations in Mexico, which would in turn have an adverse effect on our business, results of operations and financial condition.

Demand for our offerings may decrease due to changes in consumer preferences or other factors.
Our competitive position depends on our continued ability to offer items that have a strong appeal to consumers. If consumer dining preferences change due to shifts in consumer demographics, dietary inclinations, for example those who are looking for vegan and vegetarian options, consumer behavior and preferences, such as widespread and long-term usage of GLP-1 and similar weight loss drugs, and focus on environmental, social and governance matters, trends in food sourcing or food preparation and our consumers begin to seek out alternative restaurant options, our financial results might be adversely affected. In addition, negative publicity surrounding our products or our food safety could also materially affect our business and results of operations.

Our success in responding to consumer demands depends in part on our ability to anticipate consumer preferences in the countries in which we operate, allocate sufficient resources to effectively reach and appeal to our consumers, market and advertise our products and platforms, and introduce new items in a timely manner to address evolving preferences.
Our investments to enhance customer experience, including through technology, may not generate the expected returns.
We are engaged in various efforts to improve our customers’ experience in our restaurants. In particular, we have invested in reimaging our restaurant portfolio to the latest McDonald’s restaurant design, which focuses on restaurant modernization and technology and digital engagement in order to transform the restaurant experience. As we modernize restaurants, we are placing renewed emphasis on improving our service model and strengthening relationships with customers, in part through digital channels and loyalty initiatives and payment systems.
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
Food- or beverage- borne illnesses, such as those caused by E. coli, listeria, salmonella, cyclospora or trichinosis, as well as food safety incidents involving contamination or tampering, are risks that could affect our industry and may impact our restaurants. Widespread illnesses including avian influenza, the H1N1 influenza virus, pathogenic E. coli, bovine spongiform encephalopathy, hepatitis A or salmonella could also reduce consumer demand of meat or other animal products. Furthermore, our reliance on third-party food suppliers and distributors increases the risk of food-borne illness incidents being caused by third-party food suppliers and distributors who operate outside of our control and/or multiple locations being affected rather than a single restaurant.
Food safety events involving McDonald’s outside of Latin America or other well-known QSR chains could negatively impact our reputation and the entire business industry.
Furthermore, our industry has long been subject to the threat of food tampering by suppliers, employees or customers, such as the addition of foreign objects to the food. The increase in sales through our delivery channel also represents an increased risk of food tampering because we do not have control of the food once it leaves our restaurants. Reports, whether true or not, of injuries caused by food tampering have in the past negatively affected the reputations of QSR chains and could affect us in the future. While we require that suppliers maintain procedures and practices to ensure food safety and quality requirements, we cannot guarantee that suppliers will not breach their requirement to uphold our safety measures and standards. Instances of food tampering, even those occurring solely at competitor restaurants, could, by causing negative publicity about the restaurant industry, adversely affect our sales on a local, regional, national or systemwide basis. A decrease in customer traffic as a result of public health concerns or negative publicity could materially affect our business, results of operations and financial condition.

Restrictions on promotions and advertisements directed at families with children and regulations regarding the nutritional content of children’s meals may harm McDonald’s brand image and our results of operations.
A significant portion of our business depends on our ability to make our product offerings appealing to families with children, and restrictions on promotions and advertising targeting families with children, along with regulations on the nutritional content of children’s meals, could negatively impact McDonald’s brand image and operating results. Some countries in which we operate, such as Brazil, Mexico, Chile, and Peru, have implemented restrictions on marketing and advertising directed at children and adolescents. Although we have been able to continue advertising children’s meals and Happy Meals, including offering toys with them by modifying the content of certain of our offerings to comply with regulatory requirements such that these restrictions have not had a significant impact on our sales, we cannot guarantee that we will be able to continue advertising our children’s meals and Happy Meals if more stringent regulations were passed in any of the Territories, which could materially affect our business, results of operations and financial condition.
For instance, in 2010, the Brazilian National Health Surveillance Agency (“ANVISA”) published “RDC 24,” a regulation that sets rules for the marketing and advertising of foods considered to have high amounts of sugar, saturated fat, trans fat, sodium, and beverages with low nutritional value. This regulation has significant impacts on advertisements (including television media), as it requires the display of warnings about the dangers of excessive consumption and informs consumers about health risks such as diabetes and heart disease. Since its publication, the regulation has been legally challenged by the Brazilian Food Industry Association (“ABIA”), with which our Brazilian subsidiary is associated, arguing that ANVISA lacked the authority to regulate food and beverage advertising. Until 2024, courts had ruled in ABIA’s favor, suspending the regulation. However, in June 2024, the Supreme Federal Court (STF) reversed this decision, confirming ANVISA’s authority to regulate such advertising. The regulation is now in effect, though ABIA has filed an appeal, which is pending a decision. In 2025, the Brazilian Association of Radio and Television Broadcasters (“ABERT”) filed an action claiming the unconstitutionality of RDC 24 before the Brazilian Supreme Court. The case has been suspended by the court to allow the parties to negotiate a potential settlement. ABIA is working on a self-regulatory proposal to be submitted to ABERT to support the settlement negotiations. The next conciliation hearing is scheduled for May 11, 2026. If a settlement is not reached, the case will be determined by the Brazilian Supreme Court and may impact the Brazilian food industry’s ability to advertise its products. As of the date of this annual report, the outcome of the case remains uncertain.
In April 2013, a consumer protection agency in Brazil fined us $1.6 million for a 2010 advertising campaign relating to our offering of meals with toys from the motion picture Avatar. We filed a lawsuit seeking to annul the fine. The lower court ruled there was no basis for the penalty, which was upheld by the appellate court. The consumer protection agency filed a special appeal against this decision, which is pending a final decision. Although the fine under discussion relates to a specific campaign, industry and consumer associations on both sides have joined the case as amici curiae (non-parties who have submitted briefs to assist the court in its analysis), demonstrating an intention to broaden the discussion. An adverse decision could increase the risk of future claims or regulatory actions seeking to impose similar restrictions or prohibitions on advertising directed at children.
Although we have introduced changes in our Happy Meals in order to offer more balanced and nutritious options to our customers and in many cases been able to mitigate the impact of these types of laws and regulations on our sales, we may not be able to do so in the future and the imposition of similar or stricter laws and regulations in the future in the Territories may have a negative impact on our results of operations. In general, regulatory developments that adversely impact our ability to promote and advertise our business and communicate effectively with our target customers, including restrictions on the use of licensed characters, may have a negative impact on our results of operations.
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

Since 2018, Latin America has experienced a wave of regulatory initiatives aimed at eliminating plastic bags and single‑use plastic products. This trend has resulted in the enactment or discussion of new laws and regulations in most of the countries where we operate, primarily targeting plastic bags, straws, and other plastic items, often with severe penalties for violations.
For example, Chile, French Guiana, Martinique, Peru, and Puerto Rico all impose significant restrictions and/or bans on single-use plastics and other non-recyclable containers. Similarly, Mexico City and São Paulo have imposed such restrictions at the municipal level. In Uruguay, the government has imposed requirements in packaging waste recovery and recycling that led the private sector to develop a new packaging waste management plan. In Argentina, a bill addressing minimal standards for the production, commercialization and sustainable use of single-use plastics is currently under discussion in Congress.
We have addressed this issue by eliminating plastic straws, removing plastic lids, and replacing salad containers with cardboard alternatives, among other initiatives, in most of the countries where we operate. This approach has led to a significant reduction in single-use plastic within our operations over the last three years.
However, the enactment of additional laws and regulations on this matter could lead to increased costs and certain capital investments, which could materially impact our business and results of operations.
Our business is subject to an increasing focus on ESG matters.
In recent years, there has been an increasing focus on ESG matters by stakeholders, including employees, sub‑franchisees, customers, suppliers, governmental and non-governmental organizations and investors. A failure, whether real or perceived, to address ESG matters or to achieve progress on our ESG initiatives could adversely affect our business, including by heightening other risks disclosed in this annual report, such as those related to consumer behavior, consumer perceptions of our brand, labor costs and shortages, supply chain interruptions, commodity costs, legal and regulatory complexity, and the timing and cost of restaurant development.
We may be adversely affected by legal actions with respect to our business.
We could be adversely affected by legal actions and claims brought by consumers or regulatory authorities in relation to the quality of our products, food safety and eventual health problems or other consequences caused by our offerings or by any of their ingredients. We could also be affected by legal actions and claims brought against us for products made in a jurisdiction outside the jurisdictions where we are operating. An array of legal actions, claims or damaging publicity may affect our reputation as well as have a material adverse effect on our revenues and businesses.
Unfavorable publicity or a failure to respond effectively to adverse publicity, particularly on social media platforms, could harm our reputation and adversely impact our business and financial performance.
The good reputation of our brand is a key factor in the success of our business. Actual or alleged incidents at any of our restaurants could result in harmful publicity. Moreover, we have seen a significant increase in the use of our delivery options, as this has been part of our growth strategy to strengthen guest relationships and integrate our mobile ordering channels. Any actual or perceived issue with the delivery of orders could also result in harmful publicity. Even incidents occurring at restaurants operated by our competitors or in the supply chain generally could result in negative publicity that could harm the restaurant industry and thus, indirectly, our brand. In particular, in recent years, there has been a marked increase in the use of social media platforms and similar devices which give individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their participants’ posts, often without filters or checks on accuracy of the content posted. A variety of risks are associated with the dissemination of this information online, including the improper disclosure of proprietary information, negative comments about our company, exposure of personally identifiable information, fake news and disinformation, fraud or outdated information. The inappropriate use of social media platforms by our customers, employees or other individuals could increase our costs, lead to litigation or result in negative publicity that could damage our reputation. In addition, we are often affected by negative news about McDonald’s Corporation published in the media and picked up by Latin America outlets, as it can lead to the incorrect assumption by the public that it relates to Arcos Dorados or McDonald’s brand in our region. If we are unable to quickly and effectively respond to negative reports, comments or posts in the media and social media platforms, we may suffer damage to our reputation or loss of consumer confidence in our offerings, which could adversely affect our business, results of operations, cash flows and financial condition, as well as require resources to rebuild our reputation.

Risks Related to Our Business and Operations in Latin America and the Caribbean
Our business is subject to the risks generally associated with international business operations.
We engage in business activities throughout Latin America and the Caribbean. In 2025, 63.0% of our revenues were derived from Brazil, Argentina and Mexico. As a result, our business is and will continue to be subject to the risks generally associated with international business operations, including:
•governmental regulations applicable to food services operations;
•changes in social, political and economic conditions, including financial system instability;
•internal armed conflicts;
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
Some of the Territories have been subject to social and political instability in the past, and interruptions in operations could occur in the future. See also “—Developments and the perception of risk in other countries, especially emerging market countries, as well as the increasingly complex political and social environment in Latin America and the Caribbean have in the past and could in the future lead to social unrest, which may adversely affect our business, operations, sales, results, financial conditions and prospects.”
Developments and the perception of risk in other countries, especially emerging market countries, as well as the increasingly complex political and social environment in Latin America and the Caribbean have in the past and could in the future lead to social unrest, which may adversely affect our business, operations, sales, results, financial conditions and prospects.
Arcos Dorados’ growth and profitability depend on political stability and economic activity, whether real or perceived, in Latin America and the Caribbean, especially in emerging market countries. Political unrest and social strife could affect developments and perception of risk in this region. For example, in recent periods, Ecuador has experienced internal disturbances associated with organized crime, leading to the implementation of states of emergency and curfews during certain periods, which have affected, and may continue to affect, commercial activity, including nighttime sales. In addition, in February 2026, Mexico experienced a wave of cartel-related violence following the death of the leader of the Jalisco New Generation Cartel, which led to the temporary closure of a significant number of our restaurants.
Any continuation of or increase in social unrest or violence related to organized crime in the future could lead to additional operational costs, a decline in sales or otherwise negatively impact our results.
Changes in governmental policies in the Territories could adversely affect our business, results of operations, financial conditions and prospects.
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
In addition, a prolonged economic downturn may lead to higher interest rates, significant changes in the rate of inflation or an inability to access capital on acceptable terms. Our suppliers and service providers could experience cash flow problems, credit defaults or other financial hardships. If our sub‑franchisees cannot adequately access the financial resources required to open new restaurants, this could have a material effect on our growth strategy.
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
Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our class A shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association, we are authorized to issue up to 420,000,000 class A shares, of which 130,663,057 class A shares were outstanding as of December 31, 2025 and 2,309,062 class A shares were held in treasury. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our class A shares.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our class A shares.
Section 303A of the New York Stock Exchange, or “NYSE,” Listed Company Manual requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we generally will, follow home country practice in lieu of the above requirements. British Virgin Islands law, the law of our country of incorporation, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee, and our board thus may not include, or may include fewer, independent directors than would be required if we were subject to these NYSE requirements. Since a majority of our board of directors may not consist of independent directors as long as we rely on the foreign private issuer exemption to these NYSE requirements, our board’s approach may, therefore, be different from that of a board with a majority of independent directors, and as a result, the management oversight of our Company may be more limited than if we were subject to these NYSE requirements.
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
The Axionlog Split-off
Until March 2011, we managed the distribution of most of our food and paper supplies in Argentina, Chile, Mexico and Venezuela, which operations and related assets we refer to as Axionlog (formerly known as Axis). In March 2011, we effected a split-off of Axionlog to our existing shareholders. For additional information about the split-off of Axionlog, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—The Axionlog Split-off.”
Capital Expenditures and Divestitures
Under the MFAs, we have agreed with McDonald’s on a restaurant opening plan and a reinvestment plan to reimage a certain percentage of our eligible restaurants on an annual basis. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable period, while the reinvestment plan specifies the number of restaurants to be remodeled or upgraded in the Territories during the applicable period. Prior to the expiration of the then-applicable period we must agree with McDonald’s on a subsequent reinvestment plan. In the event that we are unable to reach an agreement on a subsequent reinvestment plan, the MFAs provide for an automatic increase of 20% in the required amount of reinvestments as compared to the then-existing reinvestment plan. We may also propose, subject to McDonald’s prior written consent, amendments to any restaurant opening plan and/or reinvestment plan to adapt to changes in economic or political conditions.
Under the terms of the MFAs we have agreed to with McDonald’s on a restaurants opening plan. Between these restaurant openings and the reimaging of existing restaurants, we expect to invest between $275 million to $325 million on capital expenditures in 2026.
As a result of our previous restaurant opening plan and reinvestment plan, property and equipment expenditures were $281.4 million, $327.6 million and $360.1 million in 2025, 2024 and 2023 respectively. In 2025, we opened 102 restaurants, reimaged 144 existing restaurants, and opened 139 Dessert Centers. In 2024, we opened 85 restaurants, reimaged 160 existing restaurants, and opened 164 Dessert Centers. In 2023, we opened 81 restaurants, reimaged 241 existing restaurants, and opened 117 Dessert Centers.

B.    Business Overview
Overview
We are the world’s largest independent McDonald’s franchisee in terms of systemwide sales and number of restaurants, according to McDonald’s, representing 4.4% of McDonald’s global sales in 2025. We have the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 21 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Martin, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to collectively as the Territories. As of December 31, 2025, we operated or franchised 2,520 McDonald’s-branded restaurants, which represented 5.8% of McDonald’s total franchised restaurants worldwide. In 2025 and 2024, we accrued $273.0 million and $265.4 million, respectively, in royalties to McDonald’s (not including royalties accrued on behalf of our sub‑franchisees).
We operate in the QSR sub-segment of the fast food segment of the Latin American and Caribbean food service industry. In Latin America and the Caribbean, the fast food segment has benefited from the region’s increasing modernization, as people in more densely populated areas adopt lifestyles that increasingly seek convenience, speed and value.
We commenced operations on August 3, 2007 as a result of the Acquisition. We operate McDonald’s-branded restaurants under two different operating formats, Company-operated restaurants and franchised restaurants. As of December 31, 2025, of our 2,520 McDonald’s-branded restaurants in the Territories, 1,800 (or 71.4%) were Company-operated restaurants and 720 (or 28.6%) were franchised restaurants. We generate revenues primarily from two sources: sales by Company-operated restaurants and revenues from franchised restaurants. Revenues from franchised restaurants primarily consist of rental income, which is generally based on the greater of a fixed rent or a percentage of sales reported by franchised restaurants.
As of December 31, 2025, 48.8% of our restaurants were located in Brazil, 26.6% in NOLAD and 24.6% in SLAD. We believe our diversified market presence reduces our dependence on any one market and helps stabilize the impact of individual countries’ economic cycles on our revenues. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.
The following table presents a breakdown of total revenues by division:

	For the Years Ended December 31,
	2025	2024	2023
	(in thousands of U.S. dollars)
Total Revenues
Brazil	$1,770,301	$1,768,311	$1,701,547
NOLAD	1,266,129	1,225,751	1,132,912
SLAD	1,641,829	1,476,100	1,497,419
Total	4,678,259	4,470,162	4,331,878

Our Operations
Company-Operated and Franchised Restaurants
We operate our McDonald’s-branded restaurants under two basic structures: (i) Company-operated restaurants operated by us and (ii) franchised restaurants operated by sub‑franchisees. Under both operating alternatives, the real estate location may either be owned or leased by us.
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

In contrast to Company-operated restaurants, franchised restaurants are operated and managed by the sub-franchisee with technical and operational support from us as master franchisee, including training programs, operations manuals, access to our supply and distribution network, and marketing assistance. Under our conventional franchise arrangements, sub‑franchisees provide a portion of the capital required by initially investing in the equipment, signs, seating and decor of their restaurants, and by reinvesting in the business over time. We are required by the MFAs to own the real estate or to secure long-term leases for franchised restaurant sites. We subsequently lease or sublease the property to sub‑franchisees. This arrangement allows for long-term occupancy of the property and assists in the alignment of our sub‑franchisees’ interests with our own.
In exchange for the lease and services, sub‑franchisees pay a monthly rent to us, generally based on the greater of a fixed rent or a certain percentage of gross sales. In addition to this monthly rent, our sub-franchisees pay a monthly royalty, which we in turn pay to McDonald’s pursuant to the MFAs. However, if a sub-franchisee fails to pay its monthly royalties, we remain liable for payment in full of these royalties to McDonald’s. Pursuant to the MFAs, sub‑franchisees pay an initial franchise fee in connection with the opening of a new franchised restaurant and a transfer fee upon transfer of a franchised restaurant, both of which are subsequently shared between McDonald’s and us. See “Item 10. Additional Information—C. Material Contracts—The MFAs—Initial Franchise Fees.”
The chart below illustrates the economics for Company-operated restaurants and franchised restaurants in the case of owned and leased real estate:

OWNED Real Estate
LEASED Real Estate
Company-operated Restaurants
Investment
Land
Equipment
Building
ArcOpCo Cash Margin
Sales
Investment
Equipment
Building
ArcOpCo Cash Margin
Sales
Franchised Restaurants
Investment
Land
Building
Franchisee Cash Margin
Rental Income
Investment
Building
Franchisee Cash Margin
Rental Income

Source: Arcos Dorados
In addition, we are party to joint ventures that own restaurants in Argentina, Chile and Mexico. For more information, see “Presentation of Financial and Other Information—Operating Data.”

Restaurant Categories
We classify our restaurants into four categories: (i) freestanding, (ii) food court, (iii) in-store and (iv) mall stores. Freestanding restaurants are the largest type of restaurant, have ample indoor seating and include a drive-thru area and parking lot. Food court restaurants are located in malls and consist primarily of a front counter and kitchen and do not have their own seating area. In-store restaurants are part of a larger building, but they do not have a drive-thru area or a parking lot. Mall stores are located in malls like food court restaurants, but have their own seating areas. As of December 31, 2025, 1,384 (or 54.9%) of our restaurants (including non-traditional satellite stores) were freestanding, 586 (or 23.3%) were food courts, 262 (or 10.4%) were in-stores and 288 (or 11.4%) were mall stores. These percentages vary by country, and may shift as opportunities in malls and more densely populated areas become available in some of the Territories.
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
Reimaging
An important component of our development plan is the reimaging of existing restaurants. During the twelve month period ended December 31, 2025, we completed the reimaging of 144 restaurants. We have committed to maintain an image for our restaurants that offers a contemporary dining environment. Over the last few years, we have invested substantially in the reimaging of our restaurants, and, pursuant to the MFAs, we have committed to a significant reimaging plan. See “Item 10. Additional Information—C. Material Contracts.”

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
Below are images of the exterior of a few of our restaurants that have benefited from reimaging:

Source: Arcos Dorados

McCafé Locations and Dessert Centers
Our brand extension efforts focus on the development of additional McCafé locations and Dessert Centers. McCafé locations are stylish areas within restaurants where customers can purchase a variety of customizable beverages, including lattes, cappuccinos, mochas, hot and iced premium coffees, and hot chocolate. McCafé locations create a different customer experience, optimize the use of our restaurants at all hours of operation, and generally provide a higher profit margin than our regular restaurant operations. We believe the primary benefit of McCafé locations is that they attract new customers by increasing the variety of our product offerings and improving our image.
McCafé locations have been a key factor in adding value to our customers’ experience. As of December 31, 2025, there were 467 McCafé locations in the Territories, of which 15.4% were operated by sub‑franchisees. Brazil and Argentina, with 203 and 100 locations each, have the greatest number of McCafé locations. The first McCafé in Latin America was opened in Argentina in 1999. Pursuant to the MFAs, we have the right to add McCafé locations to the premises of our restaurants.
Below are images of the interior of two of our McCafé locations:
Dessert Center - Ice Cube

Source: Arcos Dorados

Dessert Centers operate both as part of our existing restaurant locations and separately, as standalone locations. For those Dessert Center locations that operate separately from our restaurant locations, they depend on our restaurants for supplies and operational support. For example, a mall store restaurant can provide support for several Dessert Centers located in different locations throughout the same mall. Our Dessert Centers are conveniently located to attract customers, thereby serving as important transaction generators and providing an effective method of extending our brand presence to non-traditional areas. At Dessert Centers, customers can purchase a variety of dessert items, including the McFlurry and soft-serve ice cream. Dessert Centers generally require low capital expenditures and provide returns on investment and operating margins that are significantly higher than our regular restaurant operations. As such, we believe they are an important driver in increasing our market penetration.
As of December 31, 2025, there were 3,279 Dessert Centers in the Territories. Dessert Centers are highly successful in Brazil, where we have 2,028 locations. The first Dessert Center was created in Brazil in 1979.
The following maps set forth our McCafé locations and Dessert Centers in each of the Territories as of December 31, 2025:

Network of McCafé Locations	Network of Dessert Centers
467 total McCafé locations	3,279 total Dessert Centers

Source: Arcos Dorados

The McDonald’s Brand
Kantar BrandZ, a brand consulting firm, ranked McDonald’s eighth among the top twenty global brands in 2025. In addition, we believe that in Latin America and the Caribbean, the McDonald’s brand benefits from an aspirational cachet as a “destination” restaurant with a reputation for safe, fresh, affordable and good-tasting food in an attractive setting. McDonald’s strong brand equity stems from the dedicated execution of its brand promise and its ability to associate with the local community where it operates. McDonald’s sets the standard in the restaurant industry worldwide for brand stewardship and marketing leadership.

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
Our menus feature three tiers of products: (i) affordable entry-level options, such as our Economequi in Brazil, McTrio 3x3 and Elige tu fav in Mexico, McCombo del Día in Colombia, McXMenos in Chile and McMenu in Panama, (ii) core menu options made with beef and chicken, such as the Big Mac, Quarter Pounder, McNuggets, McChicken, McCrispy Chicken and Happy Meal, and (iii) premium options, such as the Signature Collection in Colombia, Chile and Uruguay and the Grands Platform in Argentina, Mexico and Peru, and salads for guests seeking an alternative to our sandwiches and other menu items. These platforms can be based on the type of products, such as beef, chicken, salads or desserts, or on the type of customer targeted, such as the value platforms or Happy Meal offerings. We have offered a menu with reduced calories, sugar and sodium in the majority of our Territories since 2011. Since 2013, we have offered dairy products, fruits or vegetables with our Happy Meals in all of the Territories except Venezuela. In November 2019, we joined McDonald’s Corporation in its mission to serve foods that are a win-win for families, providing delicious and nutritious food that appeal to both kids and parents. In the markets in which we operate, except for Venezuela, we are offering a Happy Meal menu that complies with the following criteria: less than 600 calories, less than 30% of calories from total fat, less than 10% of calories from saturated fat, less than 650 mg sodium, less than 10% of calories from added sugar, no artificial flavors and no added colors from artificial sources and balanced fruit and vegetable content. Arcos Dorados’ new nutritional policy was publicly endorsed by major health and nutrition bodies of various countries, such as Inter-American Society of Cardiology, the Brazilian Association of Nutrition (ABRAN), the Argentine Cardiology Foundation, the Peruvian Nutrition Society (SOPENUT), and the Uruguayan Association of Dietitians and Nutritionists.
Our core menu is the most important element of our menu strategy as it includes most of our product offerings and well‑recognized food choices that have global customer acceptance. Products from our core menu are what customers repeatedly order at McDonald’s-branded restaurants worldwide. We expanded our core products with new options such as the Spicy McNuggets, Big Mac Bacon and Quarter Pounder Western BBQ in many countries, which are being offered for a limited time only. In line with our commitment to the core menu, we are expanding the Best Burger program for beef products into new markets. The program has now been fully rolled out in 15 markets, delivering positive results in sales, quality, and taste while maximizing the impact of our core menu offerings.
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
We work closely with McDonald’s to develop new product offerings and McDonald’s considers our recommendations regarding regional tastes and preferences, working with us to accommodate such tastes and preferences. We continue to benefit from McDonald’s product development efforts following the Acquisition and have access to a library of products developed globally for the McDonald’s system. For example, in 2021, we took the McCrispy Chicken sandwich platform from the U.S. and successfully launched it in Puerto Rico and Mexico. In 2022, we introduced the McCrispy Chicken sandwich platform to additional markets: Panama, Costa Rica, Ecuador, Colombia, Chile, Trinidad, Brazil, Argentina and Uruguay. This McCrispy Chicken platform consists of three to four different chicken sandwiches made with a special bread and 100% chicken breast, among the chicken sandwich options is a “hero” sandwich, the McCrispy Deluxe, which is a large‑mainstream sandwich that can flex to the top tier by adding toppings and sauces. In 2025, we successfully launched a range of limited-time offers for McCrispy Chicken, including Bacon Ranch, Cajun, and Legend, across key markets. These initiatives drove strong consumer engagement and contributed to short-term sales growth.
We also launched several limited-time line extensions of our most iconic products, including the Chicken Big Mac in 2023 and 2024 in Mexico, Costa Rica, and Panama; the Quarter Pounder BBQ Bacon in 2023 and 2024 in Chile, Costa Rica, Panama, Puerto Rico, Uruguay, and Ecuador; and the Quarter Pounder Cheesy Jalapeño in 2024 in Mexico and Ecuador. Additionally, we introduced other innovations, such as the McRib in 2023 in Costa Rica and Ecuador and the McFish in 2024 in Brazil, Costa Rica, Panama, Puerto Rico, Aruba, and Curaçao. In 2025, we successfully launched key Big Mac core extensions across our top markets, including the Double Big Mac and Big Mac Bacon, strengthening our flagship platform and reinforcing the distinctiveness of our core product portfolio. We also launched a core extension campaign featuring the QPC to celebrate our iconic products, aligned with our sponsorship of Formula 1, further amplifying brand visibility and reinforcing our connection with key consumer segments.
In key countries, our understanding of the local market has enabled us to successfully introduce new items to appeal to local tastes and to provide our guests with additional menu options. Our chicken-based offerings include bone-in chicken in markets such as Peru, Panama and Costa Rica. We carefully monitor the sales of our menu items and are able to quickly modify them if necessary.
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
We collaborate closely with McDonald´s Global Pricing team to implement a structured pricing methodology across our markets. This approach provides a comprehensive framework to refine pricing decisions based on customer insights. The program has been introduced in multiple regions, where ongoing research helps identify optimal value propositions and pricing strategies. Since 2023, Brazil has taken the lead in driving this initiative, leveraging advanced tools to generate data-driven price recommendations and enhance overall business performance. Building on the positive results observed in Brazil, we are rolling out these tools in additional markets. Implementation began in Colombia in 2025, and we plan to expand into new markets, including Chile and Mexico, in 2026. Across most markets, we are also developing tailored methodologies to optimize pricing architecture and ensure alignment with customer willingness to pay.

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

We are enhancing brand equity by scaling high-impact collaborations with globally recognized entertainment franchises such as Minecraft and Stranger Things. These partnerships strengthen cultural relevance among key consumer segments while supporting our core portfolio through product innovation and differentiated sauce offerings, reinforcing brand affinity and long-term customer loyalty.
We are leveraging the rapid growth of the Formula 1 fan base in Latin America by associating with a high-profile global sport that strongly resonates with younger audiences, serving as a strategic sponsorship platform across our markets. Beef and chicken campaigns reinforced our sales expansion, while this sponsorship allowed us to carry out campaigns in all markets, especially promoting the use of our digital platforms and McDelivery by customers.
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
Our advertisement and promotion activities are guided by our overall marketing plan, which identifies the key strategic platforms that we aim to leverage to drive sales. The advertisement and promotion program is formulated based on the amount of advertisement and promotion support needed for each strategic platform for the year. Our key strategic platforms include menu relevance, by introducing premium products and extending core product lines, convenience, digital and strengthening the kids and family experience. In terms of pricing, we understand that our customers seek great-tasting food at affordable prices and that their perception of value while at the restaurant is a significant factor in determining overall satisfaction and frequency of visits. Other initiatives included the “Book or Toy” campaign in ten Latin American markets, through which we have delivered more than 30 million books to our restaurants since 2013, aiming to foster children’s creativity.
In 2025, we continued focusing our efforts to promote our mobile app and new digital channels such as “Pide y Retira” (“order and pick up”). We strengthened sales channels like McDelivery with special offers and repositioned the drive-thru sales channel in order to adapt to the new mobility trends. In addition, we successfully rebuilt our family business with the introduction of family bundles like the Family Box. All advertised Happy Meal bundles in the markets in which we operate comply with McDonald’s Corporation’s Global Marketing to Children Policy, including its Global Happy Meal Nutrition Criteria.
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

Digital, Delivery, Drive-Thru and Development Strategy
We are focused on leveraging our competitive strengths by building a digital strategy we believe will help continue the growth of our digital, delivery and drive-thru channels. Our industry-leading digital platform offers guests greater choices for how to enjoy our brand experience, while the connection with families remains at the core of its appeal. As a result, during 2025, we saw strong growth in on-premise sales, while also generating strong off-premise sales growth. In 2025, our digital channels (the mobile app, delivery, self-order kiosks and order ahead) comprised 61% of our systemwide sales, representing $3.7 billion in digital sales. We leveraged our structural competitive advantages, including the largest free‑standing restaurant portfolio in the Latin American and Caribbean QSR industry and our industry-leading digital platform to generate robust digital sales growth. Since the nationwide launch of the loyalty program “Meu Méqui” in Brazil in October 2023, we have continued expanding the platform across the region. By the end of 2025, the program had been implemented in nine markets - Brazil, Uruguay, Costa Rica, Argentina, Colombia, Ecuador, Puerto Rico, Mexico and Chile - representing more than 90% of our system footprint. The program strengthens customer affinity with the brand by leveraging guest data to deliver more relevant and rewarding experiences, increasing visit frequency and lifetime value.
Through our digital platform, we offer customers personalized, fast and convenient experiences that drive engagement and repeat visits. Our lifecycle management efforts, combined with the rollout of our loyalty programs across multiple markets, have resulted in double-digit increases in purchase frequency among digital customers. We plan to continue expanding our loyalty program across the markets in which we operate.
Our mobile app is currently available in 19 markets and over 2,500 restaurants and reached more than 187 million cumulative downloads by the end of 2025. The mobile app had more than 19 million average monthly active users. In 2025, digital sales, generated through our mobile app, delivery and self-order kiosks, accounted for approximately 61% of our systemwide sales. In addition, identified sales, which reflect transactions linked to registered users, represented more than 26% of our total sales in December 2025.
Arcos Dorados’ CRM platform had more than 115 million unique registered users by the end of December 2025, including more than 27 million as part of our Loyalty program. The platform provides convenient solutions, combined with insights from the Company’s data analytics capabilities, driving a more personalized experience and higher guest lifetime value.
We continued to generate significant growth in our delivery sales channel in 2025, which increased 109% since 2021. Trends in drive-thru also reflected the structural competitive advantage of our free-standing restaurant portfolio. Sales in this channel were up 19.5% between 2021 and 2025. Guest experience is the main driver of frequency and sales growth, so we made operational improvements over the last several years to speed up total experience times and reduce inaccuracy that strengthened customer satisfaction. As a result, we have the highest drive-thru market share among all restaurants in the markets in which we operate.

Regional Operations
The Company is managed across three geographic divisions: Brazil, NOLAD and SLAD. The divisions are subsequently divided into sub-groups comprised of individual Territories or regions. The presidents of the divisions report directly to our chief operating officer.
The following map sets forth the number of our restaurants in each of our operating divisions as of December 31, 2025:

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

Set forth below is a summary of our restaurant portfolio as of December 31, 2025.

	Ownership			Store Type(1)						Real Property(2)
Portfolio by Division	Company-Operated	Franchised	Total	Freestanding	Food Court	In-Store	Mall Store	Dessert Centers	McCafé Locations	Owned	Leased
Brazil	762	468	1,230	678	354	90	108	2,028	203	109	1121
NOLAD	522	147	669	426	134	48	61	511	20	204	460
SLAD	516	105	621	280	98	124	119	740	244	161	460
Total	1,800	720	2,520	1,384	586	262	288	3,279	467	474	2,041

(1)    Non-traditional satellite restaurants are included in these figures.
(2)    Developmental licenses and mobile stores are not included in these figures.
Brazil
Brazil is our largest division in terms of restaurants, with 1,230 restaurants as of December 31, 2025 and $1,770.3 million in revenues in 2025, representing 48.8% and 37.8% of our total restaurants and revenues, respectively. Our operations in Brazil are headquartered in São Paulo and McDonald’s has been present in Brazil since opening its first restaurant in Rio de Janeiro in 1979.
NOLAD
NOLAD includes 10 countries with 669 restaurants as of December 31, 2025 and $1,266.1 million in revenues in 2025, representing 26.6% and 27.1% of our total restaurants and revenues, respectively. Its primary market is Mexico, where the division’s management is based. McDonald’s has been present in Mexico since opening its first restaurant in Mexico City in 1985. As of December 31, 2025, Mexico represented 57.1% of NOLAD’s restaurants and 38.0% of NOLAD’s revenues in 2025. Mexico is our second-largest market in terms of restaurants.
SLAD
SLAD includes ten countries with 621 restaurants as of December 31, 2025 and $1,641.8 million in revenues in 2025, representing 24.6% and 35.1% of our total restaurants and revenues, respectively. The division’s management is based in Colombia and its primary market is Argentina, where McDonald’s has been present since opening its first restaurant in Buenos Aires in 1986. As of December 31, 2025, Argentina represented 37.2% of SLAD’s restaurants and 42.5% of SLAD’s revenues in 2025. Argentina is our third-largest market in terms of restaurants.
Seasonality
Our sales and revenues are generally greater in the second half of the year than in the first half. Although the impact on our results of operations is relatively small, this impact is due to increased consumption of our products during the winter and summer holiday seasons, affecting July and December, respectively.
Supply Chain and Distribution
Supply chain management is a key component of our success and a critical factor in optimizing our profitability. We currently operate an integrated and centralized supply chain management system designed to: (i) uphold the highest quality and food safety standards, (ii) secure competitive market pricing that remains stable, predictable and sustainable over time, and (iii) leverage local, regional and global sourcing strategies to achieve competitive advantages.

This system consists of the selection and development of suppliers capable of meeting McDonald’s rigorous quality and food safety requirements and establishing the appropriate type of relationship with each approved supplier. These standards, aligned with the highest industry benchmarks recognized by the Global Food Safety Initiative (“GFSI”), such as the British Retail Consortium (BRC) standards, among others, include strict expectations for suppliers’ food safety and quality management systems, product consistency and on-time performance, compliance with or exceeding applicable local food regulations and adherence to our policies, procedures, and guidelines.
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
•Traceability
•Food fraud prevention, including efforts to ensure prevention of fraudulent and intentional substitution, dilution, addition or misrepresentation of food, food ingredients or food packaging or labeling made for economic gain that could adversely impact consumer health
•Product quality, including product and raw material specification, sensory attributes, process validation and capability
•Verification and continuous improvement, including management of customer complaints
As a result of our supply chain management practices described above, we believe our products enjoy a competitive advantage as they incorporate unique attributes that enhance their appeal to our customers. For example, our Chicken McNuggets are made with 100% white meat; our frying oil in almost all our markets is 100% free of trans fatty acids; the dairy mix for our sundaes and the McFlurry is produced from best quality ingredients and subjected to heat treatment processes to ensure best-in-class quality and safety; our leafy vegetables are grown following good agricultural practices and are washed and sanitized to uphold our food safety standards, and our beef patties are made with 100% pure beef and do not contain additives or preservatives.
Pursuant to the MFAs, we purchase core products and services, such as beef, chicken, pork, buns, potatoes, produce, sauces, cheese and dairy mixes, from approved suppliers and distribution centers that meet the above mentioned requirements. If McDonald’s determines that a product or service offered by an approved supplier no longer meets its standards, that supplier’s approved status may be revoked. Beyond the purchase of core products and services, we have no restrictions on which suppliers we may use, as long as they meet the requirements for approval. We have largely continued the supply relationships that McDonald’s had established prior to the Acquisition, and we developed relationships with new suppliers in accordance with McDonald’s product and supplier requirements, including the following: Supplier Quality Management System (“SQMS”), Supply Chain Human Rights (“SCHR”), Distributor Quality Management Program (DQMP), Animal Health and Welfare (AH&W) and Global Quality & Safety Requirements for Disposable Packaging (GQSR), among others.

Given that the process of becoming an approved supplier is lengthy, costly, and requires demonstrated compliance with McDonald’s high quality standards, we have found that informal agreements with our approved suppliers are generally sufficient to ensure a reliable supply of high-quality food products. As a result, we have developed long-term relationships with most of our suppliers. In addition, we typically enter into written agreements with most of our suppliers regarding product pricing, which may be based on pricing protocols, formula-based costing, benchmarking or open bidding processes, as appropriate. Our 32 largest suppliers account for approximately 76% of our supplies, and no single supplier or group of related suppliers account for more than 13% of our total food and paper costs. Among our main suppliers are Marfrig Global Foods SA; McCain Foods Group Inc.; Coca Cola Company; Bimbo S.A. de C.V.; Axionlog B.V.; Reyes Holdings L.L.C.; HAVI Group L.P.; BRF S.A.; American Beef S.A.; Savencia Fromage & Dairy; Frima S.A.; Tyson Foods; Schreiber Foods Inc.; J.R. Simplot Company; Kerry Group plc; F C & Natural Salads Distribuidora de Produtos Hortifrutigranjeiros Ltda; Panifresh S.A.; Griffith Foods Worldwide Inc.; Bunge Limited; Lactalis Group; BO Packaging S.A.; Brasilgrafica S.A.; Lacteos de Poblet S.A.; Golden State Foods; Terbium Industrial S.A.; Granja Tres Arroyos S.A.; Interbake Chile S.A.; Alpina Productos Alimenticios S.A.; Cellier Alimentos do Brasil Ltda.; Empresas Carozzi S.A. and Fortunato Mangravita S.A.
Our integrated supply chain management approach optimizes value by working closely with suppliers to develop effective pricing protocols, inventory management practices, planning processes and product quality standards. As of December 31, 2025, approximately 23.3% of our restaurant costs, primarily related to food and paper, were exposed to fluctuations in foreign exchange rates. This percentage varies among the Territories; for example, 37.8% of the products consumed in Mexico are exposed to fluctuations in foreign exchange rates, while 18.4% and 6.8% of the products consumed in Brazil and Argentina, respectively, are exposed. This includes the toys distributed to our restaurants, which are imported from China. Certain supplies, such as beef, dairy and produce, must often be locally sourced due to restrictions on their importation. Although we maintain contingency plans to back up restaurant supplies, fluctuations in exchange rates coupled with the MFAs’ requirement to purchase certain core supplies from approved suppliers, may mean that we are unable to quickly find alternate or additional supplies in the event a vendor is unable to meet our orders. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—From time to time, we depend on oral agreements with third-party suppliers and distributors for the provision of products and services that are necessary for our operations.” The suppliers deliver almost all of their products to distribution centers that are responsible for reception, transportation, warehousing, financial administration, demand and inventory planning and customer service. The distribution centers interact directly with our Company-operated and franchised restaurants.
Until March 2011, we managed the distribution of most of our food and paper supplies in Argentina, Chile, Mexico and Venezuela, which operations and related assets we refer to as Axionlog. Since the split-off, Axionlog has provided us with comprehensive 3PL services, including storage (dry, frozen and chilled), transportation, planning, and logistics management services pursuant to a master commercial agreement with Axionlog on arm’s-length terms. Axionlog currently provides us some or all of these services in most of our territories. For additional information about our transactions with Axionlog, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—The Axionlog Split-off.”
Supply Chain Management and Quality Assurance
All menu products meet McDonald’s and Arcos Dorados’ specifications, including new products and promotions (except branded products, such as McFlurry toppings, condiments, or Coca-Cola beverages, which follow standards specified by their brands and approved by McDonald’s).
We work closely with our suppliers, distribution centers and restaurants to implement and maintain rigorous food safety and quality standards through established policies and procedures. These standards are reinforced through ongoing training programs across our supply chain.
During 2025, we continued to enhance our regional training programs, focusing on food safety, quality assurance, supplier standards, risk mitigation and the consistent implementation of our policies and procedures across our supply chain.
To verify compliance with our food safety and quality requirements, we conduct annual independent third-party audits. When opportunities for improvement are identified, we require the implementation of corrective action plans supported by root-cause analysis.
In addition, we have implemented a Supplier Manual that outlines the requirements suppliers must meet to be part of our system. Suppliers are required to acknowledge and comply with these standards.

We require our suppliers of raw materials to comply with stringent food safety and quality standards and to successfully complete audits covering areas such as manufacturing practices, traceability, food safety systems and supply chain human rights.
Animal health and welfare standards are defined on a species-specific basis and are verified through recurring independent audits. When instances of non-compliance are identified, we work with suppliers to strengthen their practices and implement corrective action plans.
At processing facilities, we apply McDonald’s supply chain quality management systems, which promote continuous improvement and are regularly measured, scored and audited by independent third parties.
Suppliers are also required to implement measures designed to prevent risks to individuals, products and processes, including facility security, controlled access, incident reporting protocols and risk assessments of ingredients and raw materials.
We conduct unannounced audits at high-risk and core suppliers and monitor compliance through periodic on-site visits by our internal teams. In addition, we provide ongoing training and support to suppliers to promote continuous improvement.
We also maintain a corporate social responsibility auditing program to assess suppliers’ practices in areas such as labor standards, health and safety, environmental management and business ethics.
We have established global supplier standards that address areas such as human rights, workplace conditions, business integrity and grievance mechanisms. Compliance is monitored through self-assessments, third-party audits and corrective action plans.
We maintain a Global Restricted Substances List (“GRSL”) that defines chemical substances prohibited or restricted in food-contact materials. Compliance with these standards is required for all materials entering our system and is supported by supplier approval processes, testing and validation procedures.
We encourage suppliers to adopt globally recognized food safety certification schemes aligned with international best practices.
To monitor product quality, we implement sensory evaluation programs that assess key product attributes to ensure consistency and compliance with specifications.
We have implemented guidelines to prevent and manage foreign objects within supplier manufacturing processes, with a focus on strengthening preventive controls across our supply chain.
At the distribution stage, we apply McDonald’s Distribution Quality Management Program, which establishes comprehensive requirements related to food safety, operational controls, traceability, contingency planning and regulatory compliance.
We conduct unannounced third-party food safety audits at our restaurants on a periodic basis.
We also gather customer feedback through McDonald’s global customer satisfaction programs, which allow us to monitor operational performance and identify opportunities for improvement across our restaurants.
We have implemented a HACCP-based food safety management approach across our restaurants, focused on systematic risk analysis and the identification and control of potential hazards. This approach is supported by a robust set of operational procedures, including sanitation, training, supplier management and pest control.
We also promote a culture of food safety and continuous improvement across our organization through ongoing engagement initiatives involving suppliers and internal teams.
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

Our Guests
We aim to provide our guests with safe, fresh and great-tasting food at a good value and an enjoyable dining experience in the family friendly environment demanded by our target demographic of young adults and families with children. Based on data from the United Nations Economic Commission for Latin America and the Caribbean, the Territories represented a market of approximately 565 million people in 2025—equivalent to the combined population of the United States, Germany, France and the United Kingdom—of which approximately 21.8% are under 14 years old and 35.7% are under 25 years old. As a business focused on young adults in the 14 to 35 age range and families with children, our operations have benefited, and we expect to continue to benefit, from our Territories’ population size, age profile when compared to more developed markets and improving socio-economic conditions.
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
Regulation
We are subject to various multi-jurisdictional federal, regional and local laws in the countries in which we operate affecting the operation of our business, as are our sub‑franchisees and suppliers. Each restaurant is subject to licensing and regulation by a number of governmental authorities, which include zoning, health, safety, sanitation, tax, operating, environmental, building and fire agencies in the jurisdiction in which the restaurant is located. Difficulties in obtaining, or the failure to obtain, required licenses or approvals can delay or prevent the opening of a new restaurant in a particular area.
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
Price Controls
Certain countries in which we conduct operations have imposed, and may continue to impose, price controls that restrict our ability, and the ability of our sub‑franchisees, to adjust the prices of our products. For example, in Venezuela, the Fair Price Act has been in force since 2013, which seeks to lower high inflation by controlling prices and costs in the chain of production. The Fair Price Act generally sets forth a profit cap of 30% on the cost structure of goods and services, thus reducing management’s ability to freely determine final prices. According to regulations passed under the Fair Price Act, to determine a final and fair price, management must observe and consider all of the costs of production, including (i) acquisition costs of raw materials, the determination of which must comply with existing regulations on transfer pricing (i.e., price, freight, primary storage, non-recoverable taxes and other costs directly attributable to the acquisition of raw materials), (ii) labor costs, and (iii) indirect costs of production.
The Fair Price Act also empowers the National Agency for the Defense of Socio-economic Rights to implement provisions and regulations on “fair pricing” and to oversee and audit businesses in Venezuela. Breaches of the Fair Price Act can result in criminal charges against merchants or business people. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Results of Operations and Financial Condition—Price controls and other similar regulations in certain countries have affected, and may in the future affect, our results of operations.” Although we managed to navigate the negative impact of the price controls on our operations from 2013 through 2025, the existence of such laws and regulations continues to present a risk to our business. We continue to closely monitor developments in this dynamic environment.

In Argentina, the current administration, which took office in December 2023, has repealed Law No. 26,992, titled the “Creation of the Observatory of Prices and Availability of Inputs, Goods and Services Act”, pursuant to Decree No. 70/2023, issued on December 21, 2023. Decree No. 70/2023, which remains in force and subject to congressional and judicial review, also repealed and amended various existing regulations with the purpose of deregulating the Argentine economy.
Labor Regulation
We are subject to labor laws and regulations in the countries in which we operate. Changes in labor legislation, including increases in minimum wages, modifications to working hour regimes, new employee benefit obligations, or additional employment-related taxes or social contributions, may increase our labor costs and operating expenses and affect the way we manage our workforce.
Several of the jurisdictions in which we operate have recently adopted or proposed reforms affecting employment conditions, compensation structures and workplace flexibility. For example, certain countries in our region have implemented increases to statutory minimum wages, introduced new employee benefits, or adopted measures that may increase overtime premiums or reduce the standard workweek. In other jurisdictions, broader labor reforms have been proposed or enacted that could modify rules relating to hiring practices, severance, probationary periods and other employment conditions.
The scope, implementation and interpretation of these measures vary across jurisdictions and may continue to evolve. Any further changes to labor legislation, or the adoption of additional employee protections, could increase our labor costs, require adjustments to our operations or adversely affect our results of operations and financial condition.
Consumer Regulation
We are also subject to increasing consumer regulation. For instance, in Peru, draft legislation has been introduced that could increase obligations on companies regarding consumer protection and safety and may result in an increase in consumer claims. Enactment of this type of regulation may lead to higher costs and could adversely affect our results of operations and financial condition. Such proposals are still under evaluation by the Peruvian Congress.
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
We increased our focus on Youth Opportunity because it has been one of the most significant problems facing Latin American countries in recent years. According to the Inter-American Development Bank (IDB), 48% of the working-age population in the region is young, between the ages of 15 and 29 years old. The unemployment rate of this particular age bracket is 20%, more than double the unemployment level of the general population and more than three times that of adults. Informality in the youth job sector in our region is among the largest in the world, reaching more than 60% according to the International Labour Organization, and we play a significant role in helping to address this issue.
In conjunction with our Latin American branch of Hamburger University, we created the training platform McCampus Comunidad, which was designed as an Arcos Dorados and McDonald’s employee training system, but has been opened to the general public, particularly to young people seeking formal job opportunities. McCampus Comunidad offers over 40 free, online soft skills courses, related to leadership, digital capabilities, IT and customer services, all of which offer an official, formal certificate issued by the Hamburger University. Since we established the McCampus online through December 31, 2025, over 200,000 young people have enrolled in the platform.
We have also continued to strengthen our partnerships with other organizations that focus on soft skills training, such as Aldeas SOS (Mexico, Costa Rica and Peru), Instituto Ayrton Senna (Brazil), Fundación Cimientos (Argentina), Liceo Impulso (Uruguay), Mi Sangre (Colombia), among others. In 2025, we donated over $8.4 million in connection with our solidarity days, Gran Día and McHappy Day. Those funds were transferred to non-governmental organizations that support the development of soft skills and the employability skills of young people across the region and to support the local chapters of Ronald McDonald House Charities.
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
We expect to publish the results of our scopes 1, 2 and 3 greenhouse gas emissions as of December 31, 2025, in our Social Impact and Sustainable Development Report, which is scheduled to be released in May 2026.
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

The outcome of all these initiatives should be reflected in our complete scope 1,2,3 inventory of greenhouse gas emissions, which we expect to publish in our upcoming 2025 Social Impact and Sustainable Development Report, due to be published at the end of May 2026.
Circular Economy
Recycling infrastructure, regulations and consumer behaviors vary city to city and country to country, but we are committed to be part of the solution and help influence powerful change. In 2025, we achieved 93.2% of compliance with our packaging sourcing commitment. We continue to deploy waste sorting bins in our restaurants and educate our consumers about the importance of properly sorting and recycling materials where and when possible.
On a yearly basis, we offer sustainability workshops in our restaurants and organize beach clean-up activities in several markets, such as Argentina, Chile, Ecuador, Uruguay, Peru and Puerto Rico. We plan to expand these opportunities within our communities.
Our strategy focuses on prioritizing certain processes: eliminating or minimizing the use of packaging through design innovation, recovering and recycling where possible, and aiming to close the loop by using more recycled materials in our packaging and restaurants, which in turn helps to drive global demand for recycled materials. Our packaging is made with 21.3% recycled materials.
To reduce the impact on the environment as a result of virgin plastic waste, Arcos Dorados has developed a series of initiatives over the last few years. Starting in 2018 with the “Straws on Demand” program, through which restaurants stopped offering straws in nearly all markets and only provided straws upon customer request. To date, we have eliminated plastic straws in almost every market. Additionally, we streamlined a series of initiatives. The main actions contributing to this reduction are:
•Straw only upon customer request, with the additional removal of lids from cold drinks served in restaurants and replacement of plastic cups in some markets.
•Cutlery redesign (the spoon delivered with desserts redesigned to reduce plastic per unit by 40%) or replacement with fiber-based material.
•Plastic salad bowls and breakfast containers were replaced with a 100% biodegradable cardboard box.
•Plastic lids on cold beverages for delivery service were replaced by paper/ PE seals.
Currently, our packaging includes 10,268 tons of recycled material (which amounts to 21.3% of recycled material in our packaging); that does not come into direct contact with food, showcasing our commitment to reducing packaging and increasing recycled material for a circular economy.
When it comes to fiber materials, it is important to ensure that our fiber suppliers support deforestation-free supply chains. Since 2020, we are focused on fiber-based packaging and committed to sourcing 100% of primary fiber-based guest packaging from chain-of-custody certified or third-party verified recycled sources, where no deforestation occurs. At the end of 2025, 99.64% of our fiber packaging was certified as either FSC® (Forest Stewardship Council) or Programme for the Endorsement of Forest Certification (“PEFC”).
Reverse logistics is another component of our recycling program. We are leveraging our logistics providers to recover cardboard from our restaurants, which is then recycled and reused to generate new packaging. The solution is being tested in several markets. In 2025, we recovered more than 1,454 tons of cardboard, which were reused in our value chain, providing us with opportunities to recycle and reduce waste. We aim to continue increasing the number of collected cardboard tons in the coming years.
We also use reverse logistics for our used oil recycling program. We recycle used cooking oil in all our restaurants, which is then reused according to local regulations. For instance, in 2025, more than 5,000,000 litters of used cooking oil were recycled for further use, including as biofuel.

Composting continues to expand as part of our circular economy approach. In 2025, we expanded our composting initiatives in Chile and Colombia, increasing both the volume of organic waste recovered and the number of participating restaurants. Brazil continued to lead these efforts, with 76 restaurants implementing composting systems, including select locations with on-site solutions. The compost generated through these initiatives is used in local gardens to cultivate vegetables that are shared with employees and applied in community focused projects, creating a tangible link between waste management and local food production. In 2025 we managed to compost 435 tons of organic waste in 135 restaurants with composting initiatives.
We are also committed to reducing food waste. This requires identifying products that have lost commercial value but remain safe and suitable for consumption. By redirecting these items, we help prevent food waste while supporting people in vulnerable situations. Through structured donation programs across company-operated and franchised restaurants, food is recovered and delivered to social organizations, helping reduce waste while creating social value. In 2025, our logistics partner Martin Brower strengthened this effort by donating 32 tons of our products to food banks as part of its responsible inventory management practices. In 2025 we donated 64 tons of food from 510 restaurants participating in the initiative. This is equivalent to 385,000 meals provided.
Sustainable Sourcing
We have been supporting sustainable food production and forest conservation efforts for years. We work hard to continuously improve how we source our ingredients in a way that allows people, animals and the planet to thrive. Deforestation remains a material environmental risk, and we support initiatives that promote sustainable food production and protect vulnerable ecosystems in our operation. We require strict sustainability standards across the key priority commodities, ensuring raw materials meet traceability, responsible production, and socio-environmental standards. We also drive industry sustainability through initiatives like promoting regenerative agriculture practices in our supply chain.
As one of the largest buyers of beef in the region, we are serious about our responsibility to help lead the industry towards more sustainable production practices. We implement the McDonald´s Deforestation‑Free Beef Procurement Policy (DFBPP) in Brazil and Argentina. We apply this policy in high‑risk sourcing biomes in these countries, working closely with suppliers to ensure compliance with requirements related to deforestation monitoring, protection of Indigenous lands, adherence to environmental regulations, and respect for human rights. We monitor 100% of the beef sourced from direct suppliers in these markets using satellite and remote‑sensing tools provided by third‑party partners such as Proforest and Agrotools. These measures strengthen our supply chain oversight and help advance responsible beef production in the region.
In 2025, we achieved 99.8% compliance with the deforestation-free beef procurement policy. We ensure that the beef purchased from direct suppliers complies with the deforestation-free beef procurement policy. If any raw material supplier is found not to be in compliance with the policy, it is removed from our supply chain.
We believe in driving industry-wide change and encouraging collective action through strategic partnerships. That’s why we actively participate in global and local roundtables that promote sustainable beef productions. In Argentina, we are active members of the Steering Committee of the Argentine Roundtable For Sustainable Beef (MACS). In Brazil, we are part of the Brazilian Roundtable for Sustainable Beef (MBPS), and in Uruguay, we joined the Uruguayan Sustainable Beef Roundtable (MUCS). These strategic actions align with and strengthen the mission of the Global Roundtable for Sustainable Beef (GRSB).
We work with recognized certifications and closely collaborate with suppliers to meet rigorous standards. While we don’t use palm oil in our cooking processes, we work with our suppliers to guarantee that when they use oil as an ingredient, it is certified under the Roundtable on Sustainable Palm Oil (RSPO) standards. Our coffee is certified under the Rainforest Alliance certification.
We ask our chicken suppliers to source their soy in chicken feed from low-deforestation regions or comply with specific requirements if it is sourced from countries where there are protected biomes, such as Brazil, Argentina and Paraguay. Arcos Dorados is a member of the Round Table on Responsible Soy (RTRS). Arcos Dorados is engaged with chicken suppliers and the origin of soy used as an ingredient of their feed, supporting responsible production of soy through the purchase of RTRS credits.
Additionally, our fish, in the Territories in which we offer it on the menu, is sustainably raised to protect long term fish production and improve the marine ecosystem.

As part of our Recipe for the Future, we pledged to source 100% cage-free fresh eggs by the end of 2025. Although we have only achieved a migration of 95.3% of the volume of fresh eggs served in McDonald’s restaurants across Latin America to cage-free systems, as part of our continued commitment to sustainable sourcing and animal welfare, we have successfully transitioned to cage-free fresh eggs in major continental countries with fresh eggs in their menu.
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
Commitment to Families
The well-being of the communities where we operate is of considerable importance to us and we are engaged in a wide range of programs focused on positively impacting those communities. In addition to the support we give to Ronald McDonald House Charities, both currently and historically, we continue expanding our reach to the areas of Youth Opportunity and Sustainable Development and further strengthened our efforts in these areas in 2025, across the entire company, to reinforce our position as a socially responsible company.
In 2025, we executed our yearly Gran Día and McHappy Day campaigns, which seek to broaden our social impact. Through these campaigns, funds raised through the sale of Big Macs were donated to local organizations supporting youth employment and the Ronald McDonald House Charities. We raised more than $8.4 million in 2025.
Besides the Ronald McDonald Houses, in 2025, we collaborated with more than 20 NGOs, including Aldeas Infantiles SOS in Peru, Mexico, and Costa Rica, Voces Vitales in Panama, Mi Sangre in Colombia, Ayrton Senna Institute in Brazil, Fundación Cimientos in Argentina, Fundación Coanil in Chile, Fundación El Triangulo in Ecuador, Liceo Impulso in Uruguay, Centro Man Na Obra in Aruba and Fonditut in Curaçao, among others.
We also contribute to the communities in which we operate through the Ronald McDonald House Charities, which is dedicated to creating, finding and supporting programs that directly improve the health and well-being of children by providing “a home away from home” to children undergoing medical treatment in hospitals and their families.
As part of our commitment to offering nutritious and high‑quality food, we actively promote a balanced lifestyle by providing reliable and accessible information to support informed nutritional choices. We were the first restaurant chain in Latin America to disclose complete nutritional and calorie information for our menu items on our websites in each of the Territories. Nutritional information for all of our products is available on Company owned websites and mobile applications.
We have eliminated artificial colors and flavors from core menu items and Happy Meal bundled offerings in most of the regions in which we operate. Throughout this process, we remain focused on maintaining our quality standards, including the use of 100% pure beef for our hamburgers and high‑quality potatoes for our McFries.
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

From a safety and quality perspective, we only use ingredients that have passed strict quality and food safety controls throughout the cooking chain, inside our restaurants and up to the moment they are served to our customers. These products are sourced from our approved supplier network for all McDonald’s restaurants. We believe we developed and continue to have one of the highest food safety standards in the industry, closely monitoring and enforcing adherence to those standards. All of our restaurants are audited on a yearly basis by a third-party entity. In order to ensure the quality and safety of our offerings, we have also implemented a supplier audit program, as described above, held by an independent audit firm, which includes Supplier Workplace Accountability (SWA), Supplier Quality Management System (SQMS) and Packaging Supplier Quality Management System Paper (PQMS).
As part of our commitment to safeguarding the well-being of Arcos Dorados employees, guests and third-party operators, we continue to reinforce our safety procedures in the kitchen, which establishes a guide that combines strict hygiene, cleanliness and sanitation protocols that characterize our brand. In addition to reinforcing existing safety measures, such as requiring that our employees wash their hands at least every half hour and sanitize their hands every fifteen minutes, hand sanitizer is made available at the lobby of our restaurants and other locations throughout the restaurants. We also encourage our customers to use contactless payment methods, such as credit cards. Additionally, we use double bags and triple sealing to ensure isolation of food for McDelivery and sanitize bags that transport food supplies to our restaurants.
Puertas Abiertas (“Open Doors”) is Arcos Dorados’ flagship quality control program that proactively invites guest and key stakeholders to visit our kitchens and other parts of our behind-the-counter operations. This program promotes greater transparency and has hosted over 450 thousand customers across the region since it was resumed in late 2022.
Diversity and Inclusion
Diversity, equity, and inclusion are central to our values and long-term success. We believe that fostering a culture of inclusion and respect strengthens our workforce, enhances organizational performance, and drives innovation. By valuing diverse perspectives and experiences, we promote equal opportunities for growth and create a more inclusive and engaged work environment. Our commitment is reflected in the implementation of programs, policies, and initiatives designed to support the professional and personal development of our employees.
In January 2018, Arcos Dorados established a Diversity and Inclusion Committee to guide our strategy and promote an inclusive culture in which differences—such as gender, race, culture, sexual orientation or gender identity, religion, socioeconomic background, and political beliefs—are valued as a source of strength and innovation. Since its creation, the Committee has contributed to strengthening employees’ sense of belonging and fostering a more connected workforce.
In 2025, the Committee focused on the following key areas:
•Gender Equity - Women’s Network: Our Women’s Network promotes gender equality and supports the professional development of women across all levels of the organization. In collaboration with Hamburger University and external partners such as UN Women, we provide training, mentorship, and development opportunities. Between 2021 and 2024, we increased female representation across several professional levels, including at senior leadership positions. We have also implemented initiatives such as maternity support programs, lactation spaces, and employee assistance resources. In several countries, we have received “Espacio Seguro” certifications recognizing workplaces free from violence.
•Gender Identity and Sexual Orientation Diversity (LGBTQI+): We promote a safe and inclusive environment for our LGBTQI+ employees through internal networks, training, and awareness initiatives. In 2022, we launched an LGBTQI+ guide to foster respectful interactions and reinforce a zero-tolerance policy for discrimination. We have also implemented inclusion measures such as gender-neutral uniforms.
•Health and Wellness: We are committed to supporting the physical and mental well-being of our employees. In several markets, we offer wellness programs, training, and initiatives aimed at promoting preventive care and healthy lifestyles.
•Inclusion of People with Disabilities: We promote workforce inclusion for individuals with disabilities through partnerships with organizations across Latin America, focusing on recruitment, training, and workplace integration. We also conduct internal assessments and provide training and guidelines to support an inclusive work environment.

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
The following chart shows our corporate structure as of December 31, 2025.

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

D.    Property, Plants and Equipment
Property Operations
Our long-standing presence in Latin America and the Caribbean has allowed us to build a significant property portfolio with hard-to-replicate locations in key markets across the region that enhance our customers’ experience and ultimately support our brand and market position. As of December 31, 2025, we owned the land for 474 of our 2,520 restaurants. We lease the remaining real estate property where we operate. Accordingly, we are able to charge rent on the real estate that we own and lease to our sub‑franchisees. The rental payments generally are based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. When we lease land, we match the term of our sublease to the term of the franchise. We may charge a higher rent to sub‑franchisees than that which we pay on our leases, thereby deriving additional rental income.
The selection, construction and maintenance of our restaurant locations and other related real estate assets (totaling approximately 1.2 million square meters), which is a key element of our performance, is determined based on an evaluation of expected returns on investment and the most efficient allocation of our capital expenditures.
In addition to our 474 restaurant properties, we own our corporate offices in Brazil and Argentina, an industrial center called Food Town in São Paulo, Brazil (where our logistics operator is located), and training centers in São Paulo, Brazil and Buenos Aires, Argentina. In total, we own 529 properties.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.    Operating Results
The following discussion of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”
The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”
Segment Presentation
Our operating segments are comprised of three geographic divisions: (i) Brazil; (ii) NOLAD, which consists of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana, St. Martin, and the U.S. Virgin Islands of St. Croix and St. Thomas; and (iii) SLAD, which consists of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba, and Curaçao.
As of December 31, 2025, 48.8% of our restaurants were located in Brazil, 26.6% in NOLAD and 24.6% in SLAD. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.
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

Principal Income Statement Line Items
Revenues
We generate revenues primarily from two sources: sales by Company-operated restaurants and revenue from franchised restaurants, which primarily consists of rental income, typically based on the greater of a flat fee or a percentage of sales reported by our franchised restaurants. This rent, along with occupancy and operating rights, is stipulated in our franchise agreements. These agreements typically have a 20-year term but may be shorter if necessary to mirror the term of the real estate lease. In both 2025 and 2024, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.4% and 4.6% of our total revenues, respectively. In 2023, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.5% and 4.5% of our total revenues, respectively.
Since 2023, the Company has offered a loyalty program in which our customers in certain territories are awarded loyalty points when purchases at Company-operated and franchised restaurants are completed. Loyalty points can be redeemed for free products.
The company defers revenue associated with the estimated selling price of points earned towards free products as each point is earned and a corresponding liability is established in deferred revenue. This deferral is based on the estimated value of the product for which the reward is expected to be redeemed, net of estimated unredeemed points. Loyalty points expire six months after issuance.
When a customer redeems an earned reward, or the loyalty points expire, we recognize revenue for the redeemed product and reduce the related deferred revenue.
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
•     occupancy and other operating expenses, which represent all other direct costs of our Company-operated restaurants, including advertising and promotional expenses, the costs of outside rent, which are generally tied to sales and therefore increase as we increase our sales, outside services, such as delivery fee, security and cash collection, building and leasehold improvement depreciation, depreciation on equipment, amortization of intangible assets, repairs and maintenance, insurance, restaurant operating supplies and utilities; and
•     royalties, which we pay to McDonald’s pursuant to the MFAs, which are determined as a percentage of gross sales.
Franchised restaurant occupancy expenses include, mainly, as applicable, the costs of depreciating and maintaining the land and buildings upon which franchised restaurants are situated or the cost of leasing that property. A significant portion of our leases establish that rent payments are based on the greater of a flat fee or a specified percentage of the restaurant’s sales.
We promote the McDonald’s brand and our products by advertising in all of the Territories. The MFAs require us to spend at least 5% of our gross sales on advertisement and promotion activities, unless otherwise agreed with McDonald’s. These activities are guided by our overall marketing plan, which identifies the key strategic platforms that we leverage to drive sales. Our sub‑franchisees are generally required to pay us a certain percentage of their gross sales to cover advertising expenditures related to their restaurants. In Mexico, both we and our sub-franchisees contribute funds to a cooperative that is responsible for advertisement and promotion activities. We account for these payments as a deduction to our advertising expenses. As a result, our advertising expenses only reflect the expenditures related to Company-operated restaurants. Advertising expenses are recorded within the “Occupancy and other operating expenses” line item in our consolidated statement of income.

General and administrative expenses include the cost of overhead, including salaries and facilities, travel expenses, depreciation of office equipment, buildings and vehicles, amortization of intangible assets, occupancy costs, professional services, the cost of field management for Company-operated and franchised restaurants, and severance payments, among others.
Other operating income, net, includes gains and losses on asset acquisitions and dispositions, gains related to sales and exchange of restaurant businesses, write-offs of long-lived assets, insurance recovery, impairment charges, rental income and depreciation expenses of excess properties, accrual for contingencies, write-offs of inventory, recovery of taxes, results from equity method investments and other miscellaneous items.
Other Line Items
Net interest expense and other financing results primarily includes interest expense on our short-term and long-term debt, interest income and other financing results.
(Loss) gain from derivative instruments relates to the results of derivatives that are not designated for hedge accounting.
Foreign currency exchange results relates to the impact of remeasuring monetary assets and liabilities denominated in currencies other than our functional currencies. See “—Foreign Currency Translation.”
Other non-operating expenses, net, primarily includes certain results related to tax credits, asset taxes that we are required to pay in certain countries, and other non-operating charges.
Income tax expense, net includes both current and deferred income taxes. Current income taxes represent the amount accrued during the period to be paid to the tax authorities while deferred income taxes represent the earnings impact of the change in deferred tax assets and liabilities that are recognized in our balance sheet for future income tax consequences.
Net income attributable to non-controlling interests relates to the participation of non-controlling interests in the net income of certain subsidiaries that collectively owned 19 restaurants as of December 31, 2025 (16 restaurants as of December 31, 2024).
Impact of Inflation and Changing Prices
Some of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. In general, we believe that, over time, we have demonstrated the ability to manage inflationary environments effectively. During 2025 and 2024, our revenues were favorably impacted by our pricing strategy in many of these inflationary environments, as we were able to keep average check growth roughly in-line with inflation in each period.

Key Business Measures
We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales, and sales growth in constant currency.
In analyzing business trends, management considers a variety of performance and financial measures which are considered to be non-GAAP including: comparable sales growth, average restaurant sales, constant currency measures, Adjusted EBITDA, and systemwide data.

Comparable Sales and comparable sales growth
Comparable sales is a key performance indicator used within the retail industry and is indicative of the success of our initiatives as well as local economic, competitive and consumer trends. Comparable sales are driven by changes in traffic and average check, which is affected by changes in pricing and product mix. Increases or decreases in comparable sales represent the percent change in sales from the prior year for all restaurants in operation for at least 13 months, including those temporarily closed. Some of the reasons restaurants may close temporarily include reimaging or remodeling, rebuilding, road construction, natural disasters and/or other circumstances such as pandemics. With respect to restaurants where there are changes in ownership, all previous months’ sales are reclassified according to the new ownership category when reporting comparable sales. As a result, there will be discrepancies between the sales figures used to calculate comparable sales and our results of operations. We report on a calendar basis, and therefore the comparability of the same month, quarter and year with the corresponding period for the prior year is impacted by the mix of days. The number of weekdays, weekend days and timing of holidays in a period can impact comparable sales positively or negatively. We refer to these impacts as calendar shift/trading day adjustments. These impacts vary geographically due to consumer spending patterns and have the greatest effect on monthly comparable sales while annual impacts are typically minimal.
We calculate and analyze comparable sales and average check in our divisions and systemwide on a constant currency basis, which means that sales in local currencies, including the Argentine peso and Venezuelan bolívar, are converted to U.S. dollars using the same exchange rate in the applicable division or systemwide, as applicable, over the periods under comparison to remove the effects of currency fluctuations from the analysis. We believe these constant currency measures, which are considered to be non-GAAP measures, provide a more meaningful analysis of our business by identifying the underlying business trend without distortion from the effect of foreign currency fluctuations.
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
Sales Growth and sales growth in constant currency
Sales growth refers to the change in sales by all restaurants, whether operated by us or by sub‑franchisees, from one period to another. We present sales growth both in nominal terms and on a constant currency basis, which means the latter is calculated by converting sales in local currencies, including the Argentine peso and Venezuelan bolívar, to U.S. dollar using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from the analysis.
Adjusted EBITDA
We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income (loss) plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sales, insurance recovery and contribution in equity method investments of property and equipment; write-offs of long-lived assets; impairment of long-lived assets and goodwill; and reorganization and optimization plan expenses. See “Item 3. Key Information—A. Selected Financial Data.”
We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financing results), taxation (affecting income tax expense, net) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. In addition, we exclude gains from sales, insurance recovery and contribution in equity method investments of property and equipment not related to our core business; write-offs of long-lived assets, impairment of long-lived assets and goodwill that do not result in cash payments, and reorganization and optimization plan expenses. While a GAAP measure for purposes of our segment reporting, Adjusted EBITDA is a non-GAAP measure for reporting our total Company performance. Our management believes, however, that disclosure of Adjusted EBITDA provides useful information to investors, financial analysts and the public in their evaluation of our operating performance.
Systemwide data
Systemwide data represents measures for both Company-operated and franchised restaurants. While sales by sub‑franchisees are not recorded as revenues by us, management believes the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised restaurant revenues and are indicative of the financial health of our sub-franchisee base. Systemwide results are driven primarily by our Company-operated restaurants, as 71.4% of our systemwide restaurants are Company-operated as of December 31, 2025.
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
Under U.S. GAAP, an economy is considered to be highly inflationary when its three-year cumulative rate of inflation meets or exceeds 100%. Since January 1, 2010 and July 1, 2018, respectively, Venezuela and Argentina were considered to be highly inflationary, and as such, the financial statements of each of these subsidiaries are remeasured as if its functional currency was the reporting currency of the relevant subsidiary’s immediate parent company (U.S. dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment component of “Accumulated other comprehensive loss” within shareholders’ equity. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls” for information regarding exchange rates for the Argentine currency.
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
Accounting for Taxes
We record a valuation allowance to reduce the carrying value of deferred tax assets if it is more likely than not that some portion or all of our deferred assets will not be realized. Our valuation allowance as of December 31, 2025, 2024, and 2023 amounted to $235.8 million, $204.9 million and $218.7 million, respectively. We have considered future taxable income and ongoing prudent and feasible tax strategies in assessing the need for the valuation allowance. This assessment is carried out on the basis of internal projections, which are updated to reflect our most recent operating trends, such as the expiration date for tax loss carryforwards. Because of the imprecision inherent in any forward-looking data, the further into the future our estimates project, the less objectively verifiable they become. Therefore, we apply judgment to define the period of time to include projected future income to support the future realization of the tax benefit of an existing deductible temporary difference or carryforward and whether there is sufficient evidence to support the projections at a more-likely-than-not level for this period of time. Determining whether a valuation allowance for deferred tax assets is necessary often requires an extensive analysis of positive (e.g., a history of accurately projecting income) and negative evidence (e.g., historic operating losses) regarding realization of the deferred tax assets and inherent in that, an assessment of the likelihood of sufficient future taxable income. In 2025, we recognized net loss amounting to $13.2 million as compared to net loss amounting to $22.4 million in 2024 and net loss of $22.6 million in 2023. If these estimates and assumptions change in the future, we may be required to adjust the valuation allowance. This could result in a charge to, or an increase in, income in the period this determination is made.
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

While the Company cannot estimate the impact that new information may have on its unrecognized tax benefit balance, it believes that the liabilities recorded are appropriate and adequate as determined under ASC 740 and ASC 450.
See Notes 3 and 17 to our consolidated financial statements.
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
See Notes 19 and 26 to our consolidated financial statements.
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
Key Business Measures
The following tables present sales, sales growth, sales growth on a constant currency basis, comparable sales growth and average restaurant sales increases:

	Systemwide Sales			Sales growth		Sales growth in constant currency		Comparable sales growth
	For the Years Ended December 31,			For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2025	2024	2023	2025(1)	2024(3)	2025(1)	2024(3)	2025(2)	2024(4)
	(in thousands of U.S. dollars, except percentages)
Company-operated restaurants	4,465,177	4,266,748	4,137,675	4.7%	3.1%	15.6%	40.4%	12.4%	35.9%
Franchised restaurants(5)	1,608,932	1,534,410	1,477,990	4.9%	3.8%	17.8%	28.0%	14.8%	24.2%
Total restaurants	6,074,109	5,801,158	5,615,665	4.7%	3.3%	16.2	37.1%	13.0%	32.8%

(1)    In nominal terms, sales increased during 2025 due to comparable sales growth of 13.0%, as a result of the increase in average check in Brazil and SLAD, together with higher traffic in SLAD and NOLAD. This was partially offset by the negative impact of the depreciation of currencies, mainly in Venezuela, Argentina, Brazil and Mexico. We had 1,800 Company-operated restaurants and 720 franchised restaurants as of December 31, 2025, compared to 1,725 Company-operated restaurants and 703 franchised restaurants as of December 31, 2024.

(2)    Our comparable sales increase on a systemwide basis in 2025 was driven by the increase in average check in Brazil and SLAD, together with higher traffic in SLAD and NOLAD. This was partially offset by lower traffic in Brazil and a decrease in average check in NOLAD.
(3)    In nominal terms, sales increased during 2024 due to comparable sales growth of 32.8%, as a result of higher traffic in NOLAD and Brazil, together with the increase in average check in all divisions. This was partially offset by lower traffic in SLAD and the negative impact of the depreciation of currencies, mainly in Argentina, Brazil, Chile, Venezuela, and Mexico. We had 1,725 Company-operated restaurants and 703 franchised restaurants as of December 31, 2024, compared to 1,678 Company-operated restaurants and 683 franchised restaurants as of December 31, 2023.
(4)    Our comparable sales increase on a systemwide basis in 2024 was driven by the increase in traffic in most of our markets, together with the increase of average check in all divisions.
(5)    Franchised restaurant sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily consist of rental income.
By division

	Systemwide Sales			Sales growth		Sales growth in constant currency		Comparable sales growth
	For the Years Ended December 31,			For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2025	2024	2023	2025	2024	2025	2024	2025	2024
	(in thousands of U.S. dollars, except percentages)
Company-operated restaurants:
Brazil	$1,632,177	$1,635,954	$1,574,792	(0.2)%	3.9%	3.3%	12.4%	(0.5)%	6.8%
NOLAD	1,230,695	1,187,689	1,097,980	3.6%	8.2%	4.5%	8.5%	0.7%	5.4%
SLAD	1,602,305	1,443,105	1,464,903	11.0%	(1.5)%	38.9%	94.3%	37.2%	90.8%
Total Sales by Company-operated restaurants	4,465,177	4,266,748	4,137,675	4.7%	3.1%	15.6%	40.4%	12.4%	35.9%

Franchised-restaurants:(3)
Brazil	1,056,132	1,017,972	979,973	3.7%	3.9%	7.4%	12.4%	4.6%	9.5%
NOLAD	271,958	284,823	265,453	(4.5)%	7.3%	(0.7)%	10.0%	3.7%	11.2%
SLAD	280,842	231,615	232,564	21.3%	(0.4)%	86.0%	114.7%	68.6%	96.2%
Total sales by Franchised restaurants	1,608,932	1,534,410	1,477,990	4.9%	3.8%	17.8%	28.0%	14.8%	24.2%

Total restaurants:
Brazil	2,688,309	2,653,926	2,554,765	1.3%	3.9%	4.9%	12.4%	1.5%	7.9%
NOLAD	1,502,653	1,472,512	1,363,433	2.0%	8.0%	3.2%	8.8%	1.3%	6.5%
SLAD	1,883,147	1,674,720	1,697,467	12.4%	(1.3)%	45.4%	97.1%	41.9%	91.6%
Total sales by restaurants	6,074,109	5,801,158	5,615,665	4.7%	3.3%	16.2%	37.1%	13.0%	32.8%

	Systemwide Sales			Number of restaurants			Average restaurant sales
	For the Years Ended December 31,			For the Years Ended December 31,			For the Years Ended December 31,
	2025	2024	2023	2025	2024	2023	2025(1)	2024(2)
	(in thousands of U.S. dollars, except for number of restaurants)
Company-operated restaurants	$4,465,177	$4,266,748	$4,137,675	1,800	1,725	1,678	$2,481	$2,473
Franchised restaurants(3)	1,608,932	1,534,410	1,477,990	720	703	683	2,235	2,183
Total restaurants	6,074,109	5,801,158	5,615,665	2,520	2,428	2,361	2,410	2,389

(1)    Our ARS increased in 2025 due to the increase in average check in Brazil and SLAD, together with higher traffic in SLAD and NOLAD. This was partially offset by lower traffic in Brazil, a decrease in average check in NOLAD and the negative impact of the depreciation of currencies, mainly in Venezuela, Argentina, Mexico, Brazil, and Uruguay.
(2)    Our ARS increased in 2024 due to higher traffic mainly in NOLAD and Brazil, together with an increase in average check across all divisions. This was partially offset by lower traffic in SLAD and the negative impact of depreciation of currencies, mainly in Argentina, Brazil, Chile, Venezuela, and Mexico.
(3)    Franchised restaurant sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily derive from rental income.
Year Ended December 31, 2025 Compared to Year Ended December 31, 2024
Set forth below are our results of operations for the years ended December 31, 2025 and 2024.

	For the Years Ended December 31,		% Change
	2025	2024
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$4,465,177	$4,266,748	4.7%
Revenues from franchised restaurants	213,082	203,414	4.8%
Total revenues	4,678,259	4,470,162	4.7%
Company-operated restaurant expenses:
Food and paper	(1,606,076)	(1,498,853)	7.2%
Payroll and employee benefits	(835,109)	(797,620)	4.7%
Occupancy and other operating expenses	(1,300,420)	(1,238,220)	5.0%
Royalty fees	(273,018)	(265,382)	2.9%
Franchised restaurants – occupancy expenses	(89,518)	(83,665)	7.0%
General and administrative expenses	(312,750)	(279,859)	11.8%
Other operating income, net	103,025	17,952	473.9%
Total operating costs and expenses	(4,313,866)	(4,145,647)	4.1%
Operating income	364,393	324,515	12.3%
Net interest expense and other financing results	(13,660)	(47,238)	(71.1)%
(Loss) gain from derivative instruments	(3,078)	941	(427.1)%
Foreign currency exchange results	(4,859)	(15,063)	(67.7)%
Other non-operating expenses, net	(1,484)	(3,873)	(61.7)%
Income before income taxes	341,312	259,282	31.6%
Income tax expense, net	(128,728)	(109,903)	17.1%
Net income	212,584	149,379	42.3%
Less: Net income attributable to non-controlling interests	(468)	(620)	(24.5)%
Net income attributable to Arcos Dorados Holdings Inc.	$212,116	$148,759	42.6%

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2025 and 2024.

Systemwide Restaurants	For the Years Ended December 31,
	2025	2024
Systemwide restaurants at beginning of period	2,428	2,361
Restaurant openings	102	85
Acquisition of restaurants (1)	3	—
Restaurant closings	(13)	(18)
Systemwide restaurants at end of period	2,520	2,428

Company-Operated Restaurants	For the Years Ended December 31,
	2025	2024
Company-operated restaurants at beginning of period	1,725	1,678
Restaurant openings	73	62
Acquisition of restaurants (1)	3	—
Restaurant closings	(9)	(17)
Net conversions of franchised restaurants to Company-operated restaurants	8	2
Company-operated restaurants at end of period	1,800	1,725

(1) Related to St. Martin.

Franchised Restaurants	For the Years Ended December 31,
	2025	2024
Franchised restaurants at beginning of period	703	683
Restaurant openings	29	23
Restaurant closings	(4)	(1)
Net conversions of franchised restaurants to Company-operated restaurants	(8)	(2)
Franchised restaurants at end of period	720	703

Revenues

	For the Years Ended December 31,		% Change
	2025	2024
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants
Brazil	$1,632,177	$1,635,954	(0.2)%
NOLAD	1,230,695	1,187,689	3.6%
SLAD	1,602,305	1,443,105	11.0%
Total	4,465,177	4,266,748	4.7%
Revenues from franchised restaurants
Brazil	138,124	132,357	4.4%
NOLAD	35,434	38,062	(6.9)%
SLAD	39,524	32,995	19.8%
Total	213,082	203,414	4.8%
Total revenues
Brazil	1,770,301	1,768,311	0.1%
NOLAD	1,266,129	1,225,751	3.3%
SLAD	1,641,829	1,476,100	11.2%
Total	4,678,259	4,470,162	4.7%

Sales by Company-operated Restaurants
Total sales by Company-operated restaurants increased by $198.4 million, or 4.7%, from $4,266.7 million in 2024 to $4,465.2 million in 2025. This growth was mainly driven by the increase in average check of 13.6% partially offset by the decrease in traffic in the Territories of 1.1%, which led to an increase in comparable sales by Company-operated restaurants of 12.4%, equivalent to $527.8 million. In addition, the opening of 135 Company-operated restaurants, the closure of 26 Company-operated restaurants, the net conversion of 10 franchised restaurants into Company-operated restaurants since January 1, 2024 and the acquisition of three restaurants, contributed $143.1 million to sales. This was partially offset by the depreciation of currencies, based on average foreign exchange rates during 2025 and 2024 against the U.S. dollar, which resulted in a $469.3 million sales decline, mainly in Argentina, Venezuela, Brazil and Mexico.
In Brazil, sales by Company-operated restaurants decreased by $3.8 million, or 0.2%, to $1,632.2 million in 2025. This was primarily due to the depreciation of the Brazilian real against the U.S. dollar, based on average foreign exchange rates during 2025 and 2024, that resulted in a sales decrease of $57.5 million, together with a decrease in comparable sales of 0.5%, as a result of lower traffic of 6.8%, while average check grew by 6.8%, which resulted in a sales decrease of $7.9 million. This was partially offset by 69 net restaurants openings coupled with the conversion of 4 franchised restaurants into Company-operated restaurants since January 1, 2024, which resulted in a $62.9 million increase in sales.
In NOLAD, sales by Company-operated restaurants increased by $43.0 million, or 3.6%, to $1,230.7 million in 2025. This was primarily due to the opening of 22 Company-operated restaurants, the conversion of 12 franchised restaurants into Company-operated restaurants, the closing of 9 Company-operated restaurants since January 1, 2024 and the acquisition of three restaurants, which had a positive impact of $43.9 million in sales, together with an increase in comparable sales growth of 0.7%, as a result of higher traffic of 2.2%, while average check decreased by 1.5%, which resulted in a sales increase of $8.9 million. This was partially offset by the depreciation of local currencies, based on average foreign exchange rates during 2025 and 2024, explained by Mexico, which had a $10.0 million negative impact on sales.
In SLAD, sales by Company-operated restaurants increased by $159.2 million, or 11.0%, to $1,602.3 million in 2025. This was primarily driven by an increase in comparable sales of 37.2%, mainly driven by the increase in average check of 31.6%, primarily due to the inflationary context in Argentina and Venezuela, and an increase in traffic of 4.3%, which resulted in a sales increase of $526.8 million. In addition, the opening of 36 Company-operated restaurants and the closure of 9 Company-operated restaurants, coupled with the conversion of 6 Company-operated restaurants into franchised restaurants, since January 1, 2024, contributed $36.3 million to sales. This was partially offset by the depreciation of currencies against the U.S. dollar, based on average foreign exchange rates during 2025 and 2024, in particular the Argentinian peso and the Venezuelan Bolivar, which caused sales to decrease by $401.8 million.
Revenues from Franchised Restaurants
Our total revenues from franchised restaurants increased by $9.7 million, or 4.8%, from $203.4 million in 2024 to $213.1 million in 2025. Higher revenues are mainly driven by an increase in comparable sales, which caused revenues to grow by $27.4 million. In addition, the net opening of 47 franchised restaurants, partially offset by the net conversion of 10 franchised restaurant into Company-operated restaurants, since January 1, 2024, increased revenues by $6.9 million. This was partially offset by a lower rental income as a percentage of sales from franchised restaurants that reduced revenues from franchised restaurants in $0.4 million as well as the depreciation of currencies against the U.S. dollar, based on average foreign exchange rates during 2025 and 2024, which caused revenues to decrease by $24.2 million.
In Brazil, revenues from franchised restaurants increased by $5.8 million, or 4.4%, to $138.1 million in 2025, which was mainly driven by higher comparable sales of 4.6%, which increased revenues by $6.1 million. Additionally, the net opening of 31 franchised restaurants, partially offset by the conversion of 4 franchised restaurants into Company-operated restaurants, since January 1, 2024, caused revenues from franchised restaurants to increase by $3.8 million. The increase in rental income as a percentage of sales contributed $0.8 million to revenues, while the depreciation of the real against the U.S. dollar, based on average foreign exchange rates during 2025 and 2024 decreased revenues by $4.9 million.

In NOLAD, revenues from franchised restaurants decreased by $2.6 million, or 6.9%, to $35.4 million in 2025. This decrease was driven by the conversion of 12 franchised restaurants into Company-operated restaurants, coupled with closure of 1 franchised restaurants partially offset by the opening of 7 franchised restaurant since January 1, 2024, which caused revenues to decrease by $1.5 million. This was coupled with the depreciation of local currencies, based on average foreign exchange rates during 2025 and 2024, which had a negative impact of $1.4 million, and a decrease in rental income as a percentage of sales that decreased revenues by $1.0 million. This was partially offset by higher comparable sales of 3.7%, which resulted in a $1.2 million increase in revenues.
In SLAD, revenues from franchised restaurants increased by $6.5 million, or 19.8%, to $39.5 million in 2025. This increase was driven by higher comparable sales of 68.6%, highly driven by hyperinflation in Argentina and Venezuela, which resulted in a $20.1 million increase in revenues. This was coupled with the opening of 11 franchised restaurants and the conversion of 6 Company-operated restaurants into franchised restaurants, partially offset by 1 closure since January 1, 2024, which increased revenues by $4.6 million. This was partially offset by the depreciation of currencies against the U.S. dollar in the division, based on average foreign exchange rates during 2025 and 2024, which caused a decrease in revenues of $17.9 million, together with a lower rental income as a percentage of sales, reducing revenues by $0.2 million.
Operating Costs and Expenses
Food and Paper
Our total food and paper costs increased by $107.2 million, or 7.2%, to $1,606.1 million in 2025, as compared to 2024. As a percentage of our total sales by Company-operated restaurants, food and paper costs increased 0.8 percentage points to 36.0%. This increase is explained by higher cost increases as compared to price increases in several markets, which was partially offset by better waste management.
In Brazil, food and paper costs increased by $30.5 million, or 5.4%, to $595.5 million in 2025. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 2.0 percentage points to 36.5%, primarily as a result of higher cost increases as compared to price increase, which was partially offset by a favorable product mix.
In NOLAD, food and paper costs increased by $17.3 million, or 4.1%, to $438.8 million in 2025. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 0.2 percentage points to 35.7%, mainly explained by higher cost increase as compared to price increase in Mexico and a less favorable product mix in Costa Rica and Puerto Rico, partially offset by higher price increases as compared to costs in Panama, Costa Rica and Puerto Rico.
In SLAD, food and paper costs increased by $59.4 million, or 11.6%, to $571.8 million in 2025. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 0.2 percentage points to 35.7%, mainly explained by worse product mix, mainly in Argentina, partially offset by better waste management.
Payroll and Employee Benefits
Our total payroll and employee benefits costs increased by $37.5 million, or 4.7%, to $835.1 million in 2025, as compared to 2024. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs remained in line with 2024 at 18.7%.
In Brazil, payroll and employee benefits costs increased by $17.2 million, or 6.3%, to $290.2 million in 2025. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased by 1.1 percentage points to 17.8%, mainly as a result of a recovery related to social security contributions in 2024 compared with no such recovery in 2025, which was partially offset by efficiencies in crew and management payroll.
In NOLAD, payroll and employee benefits costs increased by $3.1 million, or 1.2%, to $252.8 million in 2025. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased by 0.5 percentage points to 20.5%, mainly due to higher crew productivity which was partially offset by the growth of crew hour costs above average check growth in several markets of the division.
In SLAD, payroll and employee benefits costs increased by $17.2 million, or 6.3%, to $292.1 million in 2025. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits decreased by 0.8 percentage points to 18.2% due to higher crew productivity coupled with management payroll efficiencies.

Occupancy and Other Operating Expenses
Our total occupancy and other operating expenses increased by $62.2 million, or 5.0%, to $1,300.4 million in 2025, as compared to 2024. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses increased 0.1 percentage points to 29.1%, driven by higher depreciation costs and outside rent, partially offset by lower delivery costs and operating supplies costs.
In Brazil, occupancy and other operating expenses increased by $1.4 million, or 0.3%, to $464.5 million in 2025. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 0.2 percentage points to 28.5%, mainly due to higher outside rent and higher depreciation costs partially offset by lower delivery costs.
In NOLAD, occupancy and other operating expenses increased by $18.5 million, or 5.4%, to $360.4 million in 2025. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 0.5 percentage points to 29.3% due to higher depreciation costs and outside rent partially offset by lower delivery costs.
In SLAD, occupancy and other operating expenses increased by $41.9 million, or 9.7%, to $475.1 million in 2025. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased by 0.4 percentage points to 29.6%, due to lower operating supplies, utilities and collection costs.
Royalty Fees
Our total royalty fees increased by $7.6 million, or 2.9%, to $273.0 million in 2025, as compared to 2024. As a percentage of sales by Company-operated restaurants, royalty fees decreased by 0.1 percentage points to 6.1% mainly due to royalty fee percentage change due to the renewal of the MFA in 2025, partially offset by the absence of growth support funding provided by McDonald’s to Arcos Dorados.
In Brazil, royalty fees increased by $22.1 million, or 25.3%, to $109.7 million in 2025. As a percentage of sales by Company-operated restaurants, royalty fees increased by 1.4 percentage points to 6.7% mainly due to the absence of growth support funding provided by McDonald’s to Arcos Dorados, partially offset by royalty fee percentage change due to the renewal of the MFA in 2025.
In NOLAD, royalty fees decreased by $9.6 million, or 11.6%, to $72.6 million in 2025, as compared to 2024. As a percentage of sales by Company-operated restaurants, royalty fees decreased by 1.0 percentage points, closing 2025 at 5.9%, driven by royalty fee percentage change due to the renewal of the MFA in 2025.
In SLAD, royalty fees decreased by $4.9 million, or 5.1%, to $90.7 million in 2025 as compared to 2024. As a percentage of sales by Company-operated restaurants, royalty fees decreased by 1.0 percentage points, closing 2025 at 5.7%, driven by royalty fee percentage change due to the renewal of the MFA in 2025.
Franchised Restaurants—Occupancy Expenses
Occupancy expenses from franchised restaurants increased by $5.9 million or 7.0%, to $89.5 million in 2025, as compared to 2024, mainly due to higher rent expenses for leased properties, as a consequence of higher comparable sales from franchised restaurants. This was partially offset by depreciation of currencies, especially in Venezuela, Brazil, Argentina and Mexico, against the U.S. dollar.
In Brazil, occupancy expenses from franchised restaurants increased by $3.4 million, or 5.6%, to $63.6 million in 2025, as compared to 2024. This increase in occupancy expenses from franchised restaurants was primarily due to higher rent expenses for leased properties, as a consequence of the increase in comparable sales from franchised restaurants, higher taxes and a higher bad debt reserve, partially offset by the depreciation of the Brazilian real against the U.S. dollar.

In NOLAD, occupancy expenses from franchised restaurants decreased by $0.3 million, or 2.5%, to $12.7 million in 2025, as compared to 2024, mainly due to the depreciation of the Mexican peso against the U.S. dollar coupled with lower rent expenses for leased properties, as a consequence of the net conversions of franchised restaurants to Company-operated restaurants, partially offset by the increase in comparable sales from franchised restaurants.
In SLAD, occupancy expenses from franchised restaurants increased by $2.8 million, or 26.6%, to $13.2 million in 2025, as compared to 2024, mainly due to higher rent expenses for leased properties, as a consequence of the increase in comparable sales from franchised restaurants. This was partially offset by the depreciation of the Argentinean peso, Venezuelan bolívar and the Chilean peso against the U.S. dollar.
Set forth below are the margins for our franchised restaurants in 2025 as compared to 2024. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Years Ended December 31,
	2025	2024
Brazil	54.0%	54.5%
NOLAD	64.1%	65.8%
SLAD	66.5%	68.3%
Total	58.0%	58.9%

General and Administrative Expenses
General and administrative expenses increased by $32.9 million, or 11.8%, from $279.9 million in 2024 to $312.8 million in 2025. The increase was primarily explained by higher payroll expenses, severance expenses, and bonuses and other variable compensation. In addition, higher outside services and occupancy expenses together with higher travel expenses and other expenses. This was partially offset by the depreciation of various currencies against the U.S. dollar, including the Venezuelan bolivar, the Argentine peso and the Brazilian real.
In Brazil, general and administrative expenses increased by $11.4 million, or 16.8%, from $67.6 million in 2024 to $79.0 million in 2025. The increase resulted mainly from higher payroll expenses of $5.8 million and severance expenses of $2.6 million, higher occupancy expenses of $3.0 million, an increase in bonuses and other variable compensation of $1.5 million, an increase in outside services of $0.9 million and higher travel expenses of $0.5 million. This was partially offset by the depreciation of the Brazilian real against the U.S. dollar, which contributed in a reduction of general and administrative expenses by $2.4 million, together with a decrease in other expenses of $0.5 million.
In NOLAD, general and administrative expenses increased by $9.2 million, or 17.8%, from $51.8 million in 2024 to $61.1 million in 2025. This increase was driven by higher bonuses and other variable compensations expenses of $2.8 million, higher payroll expenses of $2.4 million and higher occupancy expenses of $1.7 million. Moreover, the division recorded severance expenses amounting to $1.6 million, higher outside services of $1.3 million and to a lesser extent, an increase in travel expenses of $0.5 million. This was partially offset by the depreciation of currencies, particularly the Mexican peso, with a total impact of $0.8 million and lower other expenses of $0.3 million.
In SLAD, general and administrative expenses increased by $7.3 million, or 11.9%, from $60.9 million in 2024 to $68.1 million in 2025. This increase was mainly explained by higher payroll expenses amounting to $21.0 million, primarily in Venezuela and Argentina due to their inflationary environment, together with higher outside services amounting to $5.4 million, and higher occupancy expenses amounting to $3.7 million. In addition, severance expenses drove an increase in general and administrative expenses amounting to $3.1 million, along with higher bonuses and other variable compensation expenses of $2.1, and an increase in other expenses and travel of $1.2 million and $1.0 million, respectively. These effects were partially offset by the depreciation of various currencies against the U.S. dollar, mainly the Venezuelan bolivar and the Argentine peso, which resulted in a reduction of general and administrative expenses of $30.4 million.

General and administrative expenses for Corporate and others increased by $5.0 million, or 5.0%, from $99.5 million in 2024 to $104.5 million in 2025. This increase was mainly driven by higher payroll expenses of $15.8 million, together with severance expenses amounting to $2.7 million, higher bonuses and other variable compensations of $2.1 million, an increase in other expenses and outside services of $1.7 million and, to a lesser degree, higher travel expenses of $0.2 million. This was partially offset by the depreciation of key currencies within the division, such as the Argentine peso and the Brazilian real, which, combined with other minor fluctuations, resulted in a reduction in expenses of $15.5 million, and a decrease in occupancy expenses of $1.9 million.
Other Operating Income, net
Other operating income, net increased by $85.1 million, to a gain of $103.0 million in 2025. This increase was primarily attributable to the positive impact of a recovery related to a net tax credit in Brazil for $109.6 million partially offset by an increase in write-offs of long-lived assets for $3.9 million, and by the absence in 2025 of a $5.6 million positive effect recognized in 2024, related to a recovery of social security contributions in Brazil.
Operating Income

	For the Years Ended December 31,		% Change
	2025	2024
	(in thousands of U.S. dollars)
Brazil	$278,043	$269,019	3.4%
NOLAD	71,144	67,412	5.5%
SLAD	119,959	87,406	37.2%
Corporate and other and purchase price allocation	(104,753)	(99,322)	(5.5)%
Total	364,393	324,515	12.3%
Operating income increased by $39.9 million, or 12.3%, to $364.4 million in 2025 from $324.5 million in 2024, as a result of the foregoing factors discussed above.
Net Interest Expense and other financing results
Net interest expense and other financing results decreased by $33.6 million, or 71.1%, to $13.7 million in 2025, as compared to 2024. The decrease was primarily explained by the interest income recorded from the net tax credit in Brazil for $52.9 million, partially offset by an increase for $17.5 million due to the issuance of the 2032 Senior Notes net of the settlement of the 2027 Senior Notes.
(Loss) gain from Derivative Instruments
(Loss) gain from derivative instruments decreased by $4.0 million to a loss of $3.1 million in 2025, from a gain of $0.9 million in 2024, attributable to the results of derivatives instruments not designated as hedge accounting.
Foreign Currency Exchange Results
Foreign currency exchange results decreased by $10.2 million, from a loss of $15.1 million in 2024 to a loss of $4.9 million in 2025. The variation was primarily attributable to a favorable impact of $12.4 million by the appreciation of the Brazilian real of 11.4% between December 31, 2024 and December 31, 2025.
Other Non-operating Expenses, Net
Other non-operating expenses, net decreased by $2.4 million to $1.5 million in 2025, as compared to $3.9 million in 2024.
Income Tax Expense, net
Income tax expense, net increased by $18.8 million, from $109.9 million in 2024 to $128.7 million in 2025, mainly related to changes in pre-tax income. The consolidated effective tax rate was 37.7% in 2025, as compared to 42.4%, primarily explained by an increase in earnings before tax in Brazil.

See Note 17 to our consolidated financial statements for additional information.
Net Income Attributable to Non-controlling Interests
Net income attributable to non-controlling interests was $0.5 million in the full year ended December 31, 2025.
Net Income Attributable to Arcos Dorados Holdings Inc.
As a result of the foregoing, net income attributable to Arcos Dorados Holdings Inc. increased by $63.3 million from a gain of $148.8 million in 2024, to a gain of $212.1 million in 2025.

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

Sales by Company-operated Restaurants
Total sales by Company-operated restaurants increased by $129.1 million, or 3.1%, from $4,137.7 million in 2023 to $4,266.7 million in 2024. This growth was mainly driven by the increase in traffic in the Territories of 0.8%, together with the increase in average check of 34.8%, which led to an increase in comparable sales by Company-operated restaurants of $1,477.1 million. In addition, the opening of 122 Company-operated restaurants, the closure of 44 Company-operated restaurants and the conversion of 14 franchised restaurants into Company-operated restaurants since January 1, 2023, contributed $195.2 million to sales. This was partially offset by the depreciation of currencies against the U.S. dollar, which resulted in a $1,541.5 million sales decline, mainly in Argentina, Brazil and Chile, and the deferral of sales related to points accrued by customers under our loyalty program decreased sales in the period by $1.7 million.
In Brazil, sales by Company-operated restaurants increased by $61.2 million, or 3.9%, to $1,636,0 million in 2024. This was primarily due to an increase of comparable sales of 6.8%, as a result of higher traffic of 1.4%, and an average check growth of 5.4%, which resulted in a sales increase of $107.9 million. In addition, 61 net restaurants openings coupled with the conversion of 6 franchised restaurants into Company-operated restaurants since January 1, 2023 resulted in a $88.9 million increase in sales. This was partially offset by the depreciation of the Brazilian real against the U.S. dollar, that resulted in a sales decrease of $134.8 million and the deferral of sales related to points accrued by customers under our loyalty program decreased sales in the period by $0.8 million.

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
In Brazil, revenues from franchised restaurants increased by $5.6 million, or 4.4%, to $132.4 million in 2024, which was mainly driven by higher comparable sales of 9.5%, which increased revenues by $12.0 million. Additionally, the net opening of 28 franchised restaurants, partially offset by the conversion of 6 franchised restaurants into Company-operated restaurants, since January 1, 2023, caused revenues from franchised restaurants to increase by $3.8 million. The increase in rental income as a percentage of sales contributed $0.7 million to revenues, while the depreciation of the real against the U.S. dollar decreased revenues by $10.8 million.
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
In SLAD, payroll and employee benefits costs increased by $0.9 million, or 0.3%, to $274.9 million in 2024. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits increased by 0.3 percentage points to 19.0%. This is mainly explained by an increase in crew hour costs above average check growth in most markets of the division partially offset by efficiencies in crew productivity.
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
In NOLAD, occupancy expenses from franchised restaurants increased by $0.5 million, or 3.6%, to $13.0 million in 2024, as compared to 2023, mainly due to higher rent expenses for leased properties, as a consequence of higher comparable sales from franchised restaurants partially offset by the depreciation of the Mexican peso against the U.S. dollar.
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
Other Operating Income, net
Other operating income, net increased by $16.1 million, to a gain of $18.0 million in 2024. This increase was primarily driven by a $5.6 million positive impact from a recovery related to social security contributions in Brazil recognized in 2024, a reduction in write-offs and impairment of long-lived assets by $7.3 million and a higher gain from sale and insurance recovery of property and equipment of $3.5 million.

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
See Note 17 to our consolidated financial statements for additional information.
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
To further support our cash position, we maintain a revolving credit facility at the holding company level with a syndicate of banks for a total amount of $200 million, which can be drawn at any time and will mature in September 2029. See “—Revolving Credit Facility”.
We are comfortable we maintain sufficient uncommitted credit facilities in excess of our daily cash needs as of the end of 2025. As of December 31, 2025, we had a total cash, cash equivalents and short-term investments position of $422.3 million, which is more than seven times the annual interest payment due on our outstanding senior notes. Furthermore, considering the committed credit lines available to us, we have more than three times the annual interest payment on our outstanding senior notes in available cash under such credit lines.
As of December 31, 2025 our cash position (cash and cash equivalents and short-term investments) in Argentina and Venezuela, which are considered highly inflationary markets represented 6.2% and 1.4%, respectively, of our consolidated cash position. Although these markets are subject to restrictions on cash remittances, these limitations did not materially affect our operations, as both countries have in place alternative legal mechanisms to obtain U.S. dollars. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls” for further information regarding exchange controls for Argentina. In addition, over the years we have been able to mitigate cost increases tied to inflation in these markets through our revenue management strategy. Moreover, in case we need to incur indebtedness in these markets, we also have available sufficient instruments to fund such incurrence.
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

	Maturity date	Outstanding amount (in thousands of U.S. Dollars)	Interest rate
2027 Senior Notes	April 4, 2027	—	5.875%
2029 Senior Notes	May 27, 2029	214,804	6.125%
2032 Senior Notes	January 29, 2032	600,000	6.375%
In January 2025, we announced an any and all tender offer to repurchase $379.3 million of our 2027 Senior Notes outstanding, as a result of which we repurchased $136.1 million of our 2027 Senior Notes, plus accrued and unpaid interest. On April 4, 2025, we redeemed the entirety of the 2027 Senior Notes then outstanding at 100% of the aggregate principal amount outstanding, plus accrued and unpaid interest, as a result of which the 2027 Senior Notes have been cancelled.
In January 2026, we announced a tender offer to repurchase up to $150.0 million of our 2029 Senior Notes outstanding, as a result of which we repurchased $135.2 million of our 2029 Senior Notes, plus accrued and unpaid interest.
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
Furthermore, we are subject to foreign exchange risk because most of our debt is denominated in U.S. dollars. See “—2029 Sustainability-Linked Notes” and “—2032 Senior Notes”. To mitigate this exposure, we entered into a series of long-term derivative instruments (See Note 14 to our consolidated financial statements for more detail.). This allows us to synthetically convert U.S. dollar denominated debt into local currency denominated debt, such as Brazilian reais. While this generates an additional interest payment (due to local currency rates being higher than U.S. dollar interest rates), it reduces the refinancing risk in events of sudden currency depreciation. Our derivatives portfolio is intended to balance the cost of hedging and the resulting risk mitigation.
Overview
Net cash provided by operations increased by $29.5 million, from $266.8 million in 2024 to $296.3 million in 2025. Cash used in our investing activities was $335.0 million in 2025, compared to $280.3 million in 2024. Cash provided by financing activities was $288.8 million in 2025, compared to cash used in financing activities of $37.2 million in 2024. In 2025, cash provided by financing activities included $597.5 million deriving from the issuance of the 2032 Senior Notes, net of cash used in connection with the cash tender offer and repurchase of our 2027 Senior Notes of $379.3 million.
Net cash provided by operations decreased by $115.2 million, from $382.0 million in 2023 to $266.8 million in 2024. Cash used in our investing activities was $280.3 million in 2024, compared to $380.3 million in 2023. Cash used in financing activities was $37.2 million in 2024, compared to cash used in financing activities of $11.8 million in 2023. In 2024, Cash used in financing activities included $15.3 million deriving from the payment of derivative instruments and derivative premiums, and dividend payments of $50.6 million.
As of December 31, 2025, our total financial debt was $1,101.7 million (including interest payable), consisting of $1,137.7 million in long-term debt (of which $597.7 million related to the 2032 Senior Notes, including the original issue discount, $348 million related to the 2029 Senior Notes, including the original issue discount, $185.0 million in long-term bank loans, and $11.7 million in finance lease obligations, partially offset by $7.0 million related to deferred financing costs), and $18.9 million in interest payable, the amount of which was offset by $54.9 million related to the fair market value of our outstanding net derivative instruments position.
As of December 31, 2024, our total financial debt was $707.6 million (including interest payable), consisting of $718.6 million in long-term debt (of which $378.3 million related to the 2027 Senior Notes, including the original issue discount, $331.2 million related to the 2029 Senior Notes, including the original issue discount, and $9.1 million in finance lease obligations, partially offset by $2.8 million related to deferred financing costs), $7.8 million in interest payable and $60.3 million in short-term debt, the amount of which was offset by $79 million related to the fair market value of our outstanding net derivative instruments position.
Cash and cash equivalents were $373.4 million at December 31, 2025 and $135.1 million at December 31, 2024.
Comparative Cash Flows
The following table sets forth our cash flows for the periods indicated:

	For the Years Ended December 31,
	2025	2024	2023
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$296,344	$266,847	$381,965
Net cash used in investing activities	(335,027)	(280,331)	(380,349)
Net cash provided by (used in) financing activities	288,754	(37,162)	(11,823)
Effect of exchange rate changes on cash and cash equivalents	(11,697)	(10,951)	(60,069)
Increase (decrease) in cash and cash equivalents	238,374	(61,597)	(70,276)
Operating Activities

	For the Years Ended December 31,
	2025	2024	2023
	(in thousands of U.S. dollars)
Net income attributable to Arcos Dorados Holdings Inc.	$212,116	$148,759	$181,274
Non-cash charges and credits	213,838	178,399	178,074
Changes in assets and liabilities	(129,610)	(60,311)	22,617
Net cash provided by operating activities	296,344	266,847	381,965

For the year ended December 31, 2025, net cash provided by operating activities was $296.3 million, compared to $266.8 million in 2024. The $29.5 million increase is attributable to the increase of net income and non-cash charges and credits contributed by $98.8 million, net of the decrease of the change in assets and liabilities of $69.3 million.
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
The following table presents our cash used in by investing activities by type:

	For the Years Ended December 31,
	2025	2024	2023
	(in thousands of U.S. dollars)
Property and equipment expenditures	$(281,350)	$(327,636)	$(360,097)
Purchases of restaurant businesses paid at acquisition date	(7,057)	(6,083)	(2,081)
Proceeds from sales of property and equipment, restaurant businesses and related advances	2,569	8,210	2,540
Proceeds from short-term investments	88,669	76,114	66,735
Acquisitions of short-term investments	(134,164)	(30,000)	(86,719)
Other investing activity	(3,694)	(936)	(727)
Net cash used in investing activities	(335,027)	(280,331)	(380,349)

The following table presents our property and equipment expenditures by type:

	For the Years Ended December 31,
	2025	2024	2023
	(in thousands of U.S. dollars)
New restaurants	$140,586	$127,109	$141,591
Existing restaurants	83,263	141,036	162,393
Other(1)	57,501	59,491	56,113
Total property and equipment expenditures	281,350	327,636	360,097

(1)Primarily software and information technology expenditures.
In 2025, net cash used in investing activities was $335.0 million, compared to $280.3 million in 2024. This $54.7 million increase was primarily attributable to an increase in the acquisition of short-term investments amounting to $104.2 million, partially offset by the increase of the proceeds from short-term investments of $12.6 million and the decrease in property and equipment expenditures of $46.3 million in comparison with 2024.
Property and equipment expenditures decreased by $46.3 million, from $327.6 million in 2024 to $281.3 million in 2025. The decrease in property and equipment expenditures is explained by a decrease in existing restaurants of $57.8 million, a decrease in software and information technology expenditures of $2.0 million partially offset by an increase in investment in new restaurants of $13.5 million. In 2025, we opened 102 restaurants and closed 13 restaurants.
Other investing activities increased by $2.8 million in 2025, mainly due to an increase of the initial franchise fee for new restaurants that opened in 2025.
In 2024, net cash used in investing activities was $280.3 million, compared to $380.3 million in 2023. This $100.0 million decrease was primarily attributable to a decrease in property and equipment expenditures of $32.5 million, to the acquisition of short-term investments amounting to $56.7 million, and the increase of proceeds from short-term investments of $9.4 million in comparison with 2023.

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
Other investing activities increased by $0.2 million in 2024, mainly due to less proceeds from franchised notes in 2024.
Financing Activities

	For the Years Ended December 31,
	2025	2024	2023
	(in thousands of U.S. dollars)
Issuance of 2032 Senior Notes	$597,498	$—	$—
Proceeds from sale of 2029 Senior Notes	16,156	—	—
Open Market Repurchases of 2029 Senior Notes	—	—	—
Cash tender, Open Market Repurchases and Settlement at maturity of 2023, 2027 and 2029 Senior Notes	(379,265)	—	(22,941)
Dividend payments to Arcos Dorados Holdings Inc. shareholders	(50,560)	(50,557)	(40,022)
Short and long-term borrowings	176,447	77,240	29,679
Payment of short and other long-term debt	(58,819)	(43,572)	(1,095)
Payments for debt issue costs	(6,720)	—	—
Collection of derivative instruments	1,870	331	30,880
Payments related to derivative instruments and derivative premiums	(708)	(15,274)	(3,296)
Other financing activities	(7,145)	(5,330)	(5,028)
Net cash provided by (used in) financing activities	288,754	(37,162)	(11,823)

Net cash provided by financing activities was $288.8 million in 2025, compared to the net cash used in financing activities of $37.2 million in 2024. The $326.0 million increase in the amount of cash provided by financing activities was primarily attributable to the issuance of our 2032 Senior Notes of $597.5 million and to short and long-term borrowings of $99.2 million, which was partially offset by the cash tender of our 2027 Senior Notes for $379.3 million.
Net cash used in financing activities was $37.2 million in 2024, compared to $11.8 million in 2023. The $25.4 million increase in the amount of cash used in financing activities was primarily attributable to the payments related to derivative instruments and derivative premiums of $12.0 million, to the dividends paid in cash of $10.6 million, and the decrease of the collection of derivative instruments of $30.6 million, partially offset by the settlement at maturity of the 2023 Senior Notes during 2023 for $18.2 million.
The company may opportunistically seek to incur new debt to refinance any of its existing debt or for other corporate purposes, including potential capital expenditure requirements, from time to time, if market conditions permit.
Revolving Credit Facility
On September 30, 2025, the Company entered into a revolving credit facility with a syndicate of banks including JPMorgan Chase Bank, N.A., Banco Bilbao Vizcaya Argentaria, S.A. New York Branch, Banco Santander (Brasil) S.A.- Grand Cayman Branch, Bank of America, N.A., BNP Paribas, Banco de Credito del Peru and Firstbank Puerto Rico. Pursuant to the revolving credit facility, we are required to comply with a net indebtedness (including interest payable) to EBITDA ratio of less than 3.00 to 1.00 as of the last day of each fiscal quarter. Each loan made to the Company under this revolving credit facility bears interest at an annual rate equal to either Daily Simple SOFR or Term SOFR base rate plus 2.10% to 2.40%. The revolving credit facility will mature on September 30, 2029.

The obligations of Company under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. Furthermore, the revolving credit facility includes customary covenants including, among others, restrictions on the ability of the Company, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; and (vi) engage in transactions that violate certain anti-terrorism laws. The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require the banks to terminate their obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.
As of December 31, 2025, our net indebtedness (including interest payable) to EBITDA ratio was 1.15x and as such we were in compliance with such ratio.
Arcos Dourados Credit Agreements
On December 19, 2025, our Brazilian subsidiary, Arcos Dourados Comercio de Alimentos S.A. (“Arcos Dourados”), entered into three separate credit agreements under the 4131 Brazilian Law, each in a principal amount of $50 million with Bank of America, N.A., Citibank N.A. and JPMorgan Chase Bank, N.A. (jointly, the “Arcos Dourados Credit Agreements”). Each of the loans was fully drawn on December 23, 2025. Pursuant to the Arcos Dourados Credit Agreements, we are required to maintain a net indebtedness to EBITDA ratio of less than 3.00 to 1.00 as of the last day of each fiscal quarter.
On the same date, the Company and Arcos Dourados entered into certain derivative instruments in order to manage the interest rate and maintain the foreign currency exposure of its long-term debt.
The loans made by Bank of America, N.A., Citibank N.A. and JPMorgan Chase Bank, N.A. under the Arcos Dourados Credit Agreements bear interest at annual rates of 4.40%, 4.39% and 4.71%, respectively, and mature on January 2, 2029.
The obligations of Arcos Dourados under each of the Arcos Dourados Credit Agreements are fully and unconditionally guaranteed by the Company. Furthermore, each Arcos Dourados Credit Agreement contain customary covenants including, among others, restrictions on the ability of Arcos Dourados and the Company to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of Arcos Dourados or the Company’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; and (vi) engage in transactions that violate certain anti-terrorism laws.
Each Arcos Dourados Credit Agreement also contains customary events of default, which upon their occurrence and continuance, permit the respective lender to terminate its commitment and declare all amounts outstanding under such loan immediately due and payable.
The proceeds of the Arcos Dourados Credit Agreements were used to fund the cash tender offer of the 2029 sustainability-linked notes.
2029 Sustainability-Linked Notes
In April 2022, our subsidiary Arcos Dorados B.V. issued sustainability-linked Senior Notes for an aggregate principal amount of $350 million under an indenture dated April 27, 2022, which we refer to as the 2029 Senior Notes. The 2029 Senior Notes mature on May 27, 2029 and bear interest of 6.125% per year. Interest on the notes will accrue at a rate of 6.125% per annum from April 27, 2022, payable semi-annually in arrears on May 27 and November 27, commencing on November 27, 2022, and, from and including May 27, 2026 (the “Interest Rate Step-Up Date”), the interest rate payable on the notes may be increased to 6.250% per annum or 6.375% per annum if either or both sustainability performance targets (as described below), respectively, have not been satisfied by December 31, 2025. In January 2026, we announced a tender offer to repurchase up to $150.0 million of our 2029 Senior Notes outstanding, as a result of which we repurchased $135.2 million of our 2029 Senior Notes, plus accrued and unpaid interest.
For purposes of the 2029 Senior Notes, Arcos Dorados B.V. selected each of the Scope 1 and 2 2025 sustainability target (the “Scope 1 and 2 2025 Sustainability Target”) and the Scope 3 2025 sustainability target (the “Scope 3 2025 Sustainability Target” and, together with the Scope 1 and 2 2025 Sustainability Target, the “Sustainability Performance Targets”) as the sustainability performance targets, as updated in October 2023.

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
On April 7, 2026, we delivered a satisfaction notice to the trustee of the 2029 Senior Notes certifying that each of the Sustainability Performance Targets were satisfied prior to the Notification Date and that such performance was confirmed by the external verifier. As a consequence, the interest rate payable on the 2029 Senior Notes will remain at the initial rate of interest of 6.125% per annum from and including the Interest Rate Step-Up Date to, and including, the maturity date.
In October 2023, we re-issued our Sustainability-Linked Financing Framework 2022, which contains a new set of improved methodologies to track our progress with respect to our sustainability plan, including the Sustainability Performance Targets set under Arcos Dorados B.V.’s 2029 Senior Notes. The revised Sustainability-Linked Financing Framework 2022 does not change our improvement targets, when measured as a percentage compared to the baseline, but adjusts the underlying calculations to provides a better base for performance comparability and consistency between years as we keep progressing in our decarbonization strategy.
To maintain the measurability of our progress towards our sustainable performance targets, including those included in Arcos Dorados B.V.’s 2029 sustainability-linked notes, we applied these changes and performed a re-baseline that contains: i) an update of our 2021 emissions inventory, ii) a recalculation of our sustainable performance targets in order to maintain ambitious sustainability goals, while adjusting for the new baseline figures to maintain comparability. We are maintaining the targeted reduction percentages and, all the inventory re-baseline figures have been audited by a third party as required by the International Capital Markets Association (“ICMA”). The 2021 re-baseline figures for our key performance indicators have been prepared by South Pole Carbon Asset Management Ltd. (“South Pole”).
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

b.Scope 3 2025 Sustainability Target: reduce greenhouse gas (GHG) emission intensity to be equal to or lower than 8.67 tCO2e per total annual tons of food and packaging by the end of 2025.
The proceeds from the issuance of the 2029 Senior Notes were used to fund the cash tender offers for the 2023 and 2027 Senior Notes and the subsequent redemption of the remaining 2023 Senior Notes.
The 2029 Senior Notes are redeemable at our option at any time at the applicable redemption prices set forth in the indenture.
The 2029 Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by us and certain of our subsidiaries. The 2029 sustainability-linked notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of our and the guarantors’ existing and future secured indebtedness to the extent of the assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of our subsidiaries that are not guarantors.
The indenture governing the 2029 Senior Notes limits Arcos Dorados B.V., our and our subsidiaries’ ability to, among other things, (i) incur additional indebtedness; (ii) make certain restricted payments; (iii) create certain liens; (iv) enter into sale and lease-back transactions; and (v) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions.
Additionally, as a result of our credit rating increasing to investment grade, as of January 16, 2025, covenants in our indenture related to the incurrence of additional indebtedness and making restricted payment, among others, have been suspended. If our credit rating were to be downgraded again, these covenants shall be reinstated.
The indenture governing the 2029 Senior Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2029 Senior Notes to be due and payable immediately.
2032 Senior Notes
In January 2025, our subsidiary Arcos Dorados B.V. issued Senior Notes for an aggregate principal amount of $600 million under an indenture dated January 29, 2025, which we refer to as the 2032 Senior Notes. The 2032 Senior Notes mature on January 29, 2032 and bear interest of 6.375% per year. Interest is paid semiannually on January 29 and July 29, commencing on July 29, 2025. The proceeds from the issuance of the 2032 Senior Notes were used to fund the tender offer and redemption for cash of any and all of our 2027 Senior Notes and for general corporate purposes.
The 2032 Senior Notes are redeemable at our option under certain circumstances as set forth in the indenture at the applicable redemption prices set forth therein.
The 2032 Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our subsidiaries. The 2032 Senior Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of our and the ‘guarantors’ existing and future secured indebtedness to the extent of the assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of our subsidiaries that are not guarantors.
The indenture governing the 2032 Senior Notes limits our and our subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the 2032 Senior Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2032 Senior Notes to be due and payable immediately.

Contractual Obligations
The following table presents information relating to our contractual obligations as of December 31, 2025.

	Payment Due by Period
Contractual Obligations	Total	2026	2027	2028	2029	2030	Thereafter
	(in thousands of U.S. dollars)
Finance lease obligations(1)	$16,100	$2,109	$2,109	$2,110	$1,984	$1,895	$5,893
Operating lease obligations	$2,223,849	176,498	170,013	161,788	154,931	149,358	1,411,261
Contractual purchase obligations(2)	$399,843	153,133	99,805	45,851	28,931	20,053	52,070
2029 and 2032 Senior Notes(1) (3)	$1,273,656	59,688	59,688	59,688	398,967	38,250	657,375
Other long term borrowings	$210,367	18,315	33,609	6,917	150,079	42	1,405
Derivative instruments	$52,684	(1,455)	46,564	824	6,751	—	—
Total	$4,176,499	$408,288	$411,788	$277,178	$741,643	$209,598	$2,128,004

(1)    Includes interest payments.
(2)    Includes automatic annual renewals, which contains only enforceable and legally binding unconditional obligations corresponding to prevailing agreements without considering future undefined renewals when the agreement is cancellable by us. This type of purchase obligation represents $8.7 million of contractual obligations for 2025 only.
(3)    Does not include the impact of the deferred financing costs and the net discount related to the issue of the 2029 and 2032 Senior Notes.

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
D.    Trend Information
Our business and results of operations have also recently experienced the following material trends, which we expect will continue in the near term:
•    Social upward mobility in Latin America and the Caribbean: Historically, our sales have benefited, and we expect to continue to benefit, from our Territories’ population size, younger age profile and improving socio-economic conditions when compared to more developed markets. This has led to a modernization of consumption patterns and increased affordability of our offerings across socio-economic segments, leading to greater demand for our offerings. While consumer behavior will continue to be cyclical and dependent on macroeconomic activity, we expect to continue to benefit from this trend in the long term.
•    Nutrition & Healthier products: Consumers are increasingly seeking so called “healthier” options and showing greater interest in understanding their nutritional content. Additionally, they are demanding more transparency about the origin of our products and how they are sourced.

•    Food offerings: Our beverages, core meals, desserts, breakfast items, reduced-calorie and sodium items have helped us remain relevant to our customers, especially as many are increasingly choosing products with offer prices, particularly through our digital channels.
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
•    Social unrest: The recent politically and economically complex scenario in the world, and specifically in Latin America has sparked social unrest in several countries, including Argentina, Brazil, Colombia, Mexico, Perú, Venezuela and Ecuador. Some of these events have disrupted our operations due to roadblocks, curfews, labor issues and other security-related measures, and in certain cases have resulted in property damage. In Mexico, for example, recent episodes of cartel-related violence have led to temporary disruptions in commercial activity and operations in certain areas. In addition, Mexico, has experienced waves of cartel-related violence in the recent past, following the death of the leader of the Jalisco New Generation Cartel, which led to the temporary closure of a significant number of our restaurants in Mexico during that time. Any continuation of or increase in social unrest in 2026 could lead to additional operational costs, a decline in sales or other negative impacts on our results.
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
•Changing Consumer Trends: In 2023 and 2024, the restaurant industry continued to reflect a blending of “dining out” and “ordering in,” with consumers balancing value, convenience and experience as behaviors evolved following the pandemic. In 2025, however, the restaurant industry in Brazil experienced a significant decline in traffic, including in our restaurants, reflecting a more cautious consumer environment. At the same time, longer‑term trends such as demand for value, digital and mobile ordering, and personalization continued to shape diner expectations. Emerging health and wellness trends, including increased awareness and use of GLP‑1‑based medications, may also influence consumer eating habits and frequency of restaurant visits over time, although the full impact remains uncertain.
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
F.    Safe Harbor
See “Forward-Looking Statements.”
ITEM 6. DIRECTORS, EXECUTIVE OFFICERS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors, Executive Officers and Senior Management
Board of Directors
Our Board of Directors currently consists of 13 members, eight of whom are independent directors. In case of a tie vote by the Board of Directors, the Executive Chairman will have the deciding vote. Our memorandum and articles of association authorize us to have eight members, and the number of authorized members may be increased or decreased by a resolution of shareholders or by a resolution of directors.
Pursuant to our articles of association, our Board of Directors is divided into three classes. There is no distinction in the voting or other powers and authorities of directors of different classes. The members of each class serve staggered, three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of shareholders in the year in which their term expires. At our most recent annual general meeting of shareholders, held on April 10, 2026, our shareholders re-elected Mr. Chu, Mr. Vélez, Mr. Fernández and Ms. Berman to serve as Class III directors, and elected Ms. Alice Staton and Mr. Mario Quintana to serve as Class I and Class III directors, respectively.
The classes are currently composed as follows:
•Mr. Woods Staton, Mr. Sergio Alonso, Mr. Francisco Staton and Ms. Alice Staton are Class I directors, whose term will expire at the annual meeting of shareholders to be held in 2027;
•Mr. Carlos Hernández-Artigas, Ms. Annette Franqui, Mr. Marcelo Rabach and Ms. Cristina Presz Palmaka De Luca are Class II directors, whose term will expire at the annual meeting of shareholders to be held in 2028; and
•Mr. Michael Chu, Mr. José Alberto Vélez, Mr. José Fernández, Ms. Karla Berman and Mr. Mario Quintana are Class III directors, whose term will expire at the annual meeting of shareholders to be held in 2029.
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

The following table presents the names of the members of our Board of Directors:

Name	Position	Age
Woods Staton	Executive Chairman	76
Marcelo Rabach	Director	56
Sergio Alonso	Director	63
Annette Franqui	Director	64
Carlos Hernández-Artigas	Director	61
Michael Chu	Director	77
José Alberto Vélez	Director	76
José Fernández	Director	64
Francisco Staton	Director	45
Cristina Presz Palmaka De Luca	Director	58
Karla Berman	Director	45
Alice Staton	Director	43
Mario Quintana	Director	59
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
Marcelo Rabach. Mr. Rabach was our Chief Executive Officer from July 2019 until July 2025. Before his appointment as Chief Executive Officer, he was the Chief Operating Officer from August 2015 to July 2019, Divisional President for NOLAD from 2013 to August 2015, Vice President of Operations Development since 2012 and Divisional President in Brazil since 2008. He began his career at McDonald’s Argentina in 1990 and has over 30 years of line operations experience, starting as a crew employee and steadily advancing into larger operational roles. From 1999 until his appointment as McDonald’s Chief Operating Officer in Venezuela in 2005, Mr. Rabach was responsible for the operations, real estate, construction, human resources, local store marketing, and training and franchising of a region within Argentina, holding the positions of Operations Manager and Operations Director. He was the Chief Operating Officer in Venezuela from 2005 until 2008. Mr. Rabach graduated with a degree in Business Administration from Universidad Argentina de la Empresa in 2002.

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
Annette Franqui. Ms. Franqui has been a member of our board of directors since 2007. She is the Chair of the Finance Committee and is also a member of the Compensation and Nomination Committee of the Board of Directors of Arcos Dorados. She graduated with a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania in 1984 and an MBA from the Stanford Graduate School of Business in 1986. She is also a Chartered Financial Analyst. Ms. Franqui has significant experience serving on public boards as well as a finance executive in the region. Ms. Franqui began her career in 1986 with J.P. Morgan and joined Goldman Sachs in 1989. In 1994, she returned to J.P. Morgan where she became a Managing Director and the Head of the Latin America Research Department. Ms. Franqui joined Panamerican Beverages Inc. (NYSE: PB) in 2001 as Vice President of Corporate Finance and became the Chief Financial Officer in 2002. She is one of the founding partners of Forrestal Capital, a business and investment advisory firm formed in 2003 to service the original Latin American founding families of Panamerican Beverages Inc. Ms. Franqui also serves on the boards of directors of Affiliated Managers Group, Inc. (NYSE: AMG), where she is the Chairman of the Audit Committee, and OFG Bancorp (NYSE: OFG), where she is a member of both the Compensation Committee and the Chairman of the Nominating and Governance Committee. She also served on the board of directors of the not-for-profit AARP, from 2014 to 2023, serving as Chair during her last three years.
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
Michael Chu. Mr. Chu has been an independent member of our board of directors since April 2011 and is a member of our Audit Committee. He graduated with honors from Dartmouth College in 1968 and received an MBA with highest distinction from the Harvard Business School in 1976. From 1989 to 1993, Mr. Chu served as an executive and limited partner in the New York office of the private equity firm Kohlberg Kravis Roberts & Co. From 1993 to 2000, Mr. Chu was with ACCION International, a nonprofit corporation dedicated to microfinance, where he served as President and CEO and participated in the founding and governance of various banks in Latin America. Mr. Chu currently holds an appointment as Executive Education Fellow at the Harvard Business School, after retiring from 21 years on the Faculty where he served as Chair for Latin America. He is also Partner Emeritus and cofounder of the IGNIA Fund, a venture capital firm dedicated to investing in disruptive business models serving the emerging middle class and low-income populations in Mexico and Latin America. He was a founding partner of, and continues to serve as Senior Advisor to, Pegasus Group, a private equity firm in Buenos Aires.
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
Francisco Staton. Mr. Staton has been a member of our board of directors since April 2018 and Chief Strategy Officer since July 2025. Prior to that, Mr. Staton served in several leadership positions at Arcos Dorados, including Divisional President for SLAD, Divisional President for the Caribbean Division and Managing Director for Colombia, Aruba, Curaçao and Trinidad & Tobago. He joined the Arcos Dorados executive team in 2013 as Senior Manager of Business Development for our NOLAD Division. Prior to serving as Senior Manager of Business Development for our NOLAD Division, he held different operating roles within the organization and also worked as a consultant at the Boston Consulting Group office in Buenos Aires. Mr. Staton completed his undergraduate studies at Princeton University in 2003, and subsequently earned an MBA from Columbia Business School in 2010. He has served on the board of Princeton in Latin America since 2015. Mr. Staton is the son of our Executive Chairman, Woods Staton.
Cristina Presz Palmaka De Luca. Ms. Palmaka has been an independent member of our board of directors since November 12, 2019. Ms. Palmaka served as President of SAP Latin America for five years, following seven years as President of SAP Brazil. Ms. Palmaka also serves on the board of directors of C&A and Telefônica Brasil. She also serves on the Digital/Strategy Committee of Eurofarma. Ms. Palmaka holds an accounting degree from Fundação Álvares Penteado (Brazil) and received her MBA from Fundação Getúlio Vargas (Brazil). She also holds a master’s degree in International Business & Marketing from the University of Texas.

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
Alice Staton. Ms. Staton worked in the retail industry for several years, before completing a two-year leadership development program in our Buenos Aires corporate office. Ms. Staton was also closely involved in our charitable activities and has been an observer on our board. She graduated from Duke University in 2005 and received an MBA from London Business School in 2013. Ms. Staton is the daughter of our Executive Chairman, Woods Staton.

Mario Quintana. Mr. Quintana has more than thirty years of professional experience in business, entrepreneurship, and public service. He began his professional career in the Strategic Planning Division at Siemens AG and later joined McKinsey & Company after completing his MBA. Mr. Quintana is co-founder of Farmacity, Argentina’s leading drugstore chain, where he was CEO for two years and Chairman of the Board for twelve years. He is also co-founder of Pegasus, a private equity and real estate investment firm, where he served as Managing Partner for fifteen years. In 2015, Mr. Quintana was appointed Vice Chief of Cabinet of Argentina, a coordinating role within the executive branch, a position he held until 2018. In recent years, Mr. Quintana has been actively engaged in impact initiatives focused on ecosystem regeneration and climate change, as well as projects in emotional and spiritual education. He is also the co-author, together with Brother David Steindl-Rast, of two books on spirituality. Mr. Quintana obtained a Bachelor’s degree in Economics from the University of Buenos Aires and an MBA from INSEAD, with distinction.

Executive Officers
Our executive officers are responsible for the overall management and representation of our company. All of our executive officers have worked in the food service industry for several years. Our executive officers were appointed by our Board of Directors for an indefinite term.
The following table lists our current executive officers:

Name	Position	Initial Year of Appointment	At Arcos Dorados Since
Woods Staton	Executive Chairman	2007	1986
Luis Raganato	Chief Executive Officer	2025	1991
Carlos González	Chief Operating Officer	2025	2000
Mariano Tannenbaum	Chief Financial Officer	2017	2008

The following is a brief summary of the business experience of our executive officers who are not also directors. Unless otherwise indicated, the current business addresses for our executive officers is Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB) and Río Negro 1338, First Floor, Montevideo, Uruguay (CP 11100).
Luis Raganato. Mr. Raganato, 55, has been our Chief Executive Officer since July 2025. Prior to his appointment, he was our Chief Operating Officer from July 2019 to July 2025, Divisional President for the Caribbean, and before that, the General Director of Arcos Dorados in Peru. Mr. Raganato began his career at Arcos Dorados in 1991 as a Trainee in the Nuevocentro Shopping location in the province of Córdoba, Argentina and has held various positions in Operations Management over the years. Mr. Raganato holds a Bachelor’s degree in Business Administration from Instituto Aeronáutico de Argentina, a Master’s degree in Marketing and Business Development from Escuela Superior de Estudios de Marketing de Madrid and an MBA from Universidad de Piura, Peru.

Carlos Gonzalez. Mr. Gonzalez, 61, has been our Chief Operating Officer since July 2025. Prior to his appointment, Mr. Gonzalez served as Divisional President for SLAD and as Arcos Dorados’ Managing Director for Chile, beginning in 2011. He began his career in the financial and automotive sectors before joining McDonald’s Chile in 2000. During his tenure, Mr. Gonzalez held various operational and leadership roles within the Company. He has a degree in Public Administration from the University of Chile in 1989 and has completed various postgraduate studies in marketing and management as well as a Masters in Business Management from Adolfo Ibáñez University.
Mariano Tannenbaum. Mr. Tannenbaum, 52, is our Chief Financial Officer. He joined Arcos Dorados in 2008 and has held several positions at the corporate level, with his last position being Senior Director of Corporate Finance. Previously, Mr. Tannenbaum had a long international career in Europe and the United States. He worked for the IFG Group in Switzerland, for Tyco International in Switzerland and Princeton, New Jersey and for Sabre Holdings in London. He began his career working for an economic consulting firm in Argentina as well as for the Argentine government, as part of the Ministry of Treasury and Public Finances. Mr. Tannenbaum has an economics degree from the Universidad de Buenos Aires, a Master’s in finance from the Universidad Torcuato Di Tella and an MBA with a concentration in finance from the London Business School.
Senior Management
We have a strong centralized management team led by Mr. Woods Staton, our Executive Chairman, and Mr. Luis Raganato, our CEO, with broad experience in development, revenue, supply chain management, operations, finance, marketing, legal affairs, human resources, communications, sustainability, training, information and technology, among others. Our senior management team (which includes our executive officers) is responsible for the day-to-day management of our operations. Most of our senior management team has worked in the food service industry for several years. Many of the members of the management team have a long history with McDonald’s operations in Latin America and the Caribbean and with Mr. Raganato, as they have worked together as a team for many years.

The following table lists our current senior management:

Name	Position	Initial Year of Appointment	At Arcos Dorados Since
Sebastian Magnasco	Vice President of Development	2007	1994
Marlene Fernandez	Vice President of Government Relations	2011	2009
Daniel Schleiniger	Vice President of Investor Relations	2015	2014
David Grinberg	Vice President of Corporate Communications	2018	2010
Santiago Blanco	Chief Marketing and Digital Officer	2019	2019
Gustavo Pascualino	Divisional President—NOLAD	2021	1989
Magdalena Gonzalez Victorica	Chief Innovation and Technology Officer	2021	1999
Gabriel Serber	Vice President of Social Impact and Sustainable Development	2021	1990
Rogerio De Moraes Barreira	Divisional President—Brazil	2022	1984
Luana Matos	Vice President of People and Culture	2023	2023
Esteban Sequeira	Divisional President—SLAD	2024	2000
Francisco Staton	Chief Strategy Officer	2025	2013
Philippe De Grivel	Vice President of Supply Chain	2025	2025
Roman Ajzen	Chief Legal Officer	2025	2025

The following is a brief summary of the business experience of our senior management team who are not also executive officers. Unless otherwise indicated, the current business addresses for our senior management team is Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB) and Río Negro 1338, First Floor, Montevideo, Uruguay (CP 11100).
Sebastian Magnasco. Mr. Magnasco, 56, is our Vice President of Development and served, prior to his appointment as such in 2007, in the same capacity in SLAD. He graduated in 1990 with a degree in Engineering from Instituto Tecnológico Buenos Aires and completed a post graduate Management Development Program in Business from I.A.E. Management and Business School in 2001. He began his career at McDonald’s in 1994 and held the positions of Real Estate & Equipment Director of Argentina and IT, Real Estate and Equipment Director of Argentina until his appointment as Vice President of Development of SLAD in 2005.
Marlene Fernandez. Ms. Fernandez, 64, is Corporate Vice President for Government Relations and Leader of the Diversity and Inclusion Committee. Prior to joining Arcos Dorados in 2009, she served as an elected Member of the House of Representatives in Bolivia where she held various leadership positions, including Ambassador of Bolivia to the United States of America, Ambassador to the Organization of American States, Ambassador to the Government of Italy and Representative of Bolivia to different specialized agencies of the United Nations. She was also Bureau Chief and Main Political Correspondent for CNN Spanish in Washington, D.C. Ms. Fernandez holds a Master of Science in Broadcast Journalism from Boston University, graduated Summa Cum Laude from the Universidad Argentina John. F. Kennedy and has completed courses in Finance for Executives, Strategic Communications, Conflict Resolution and Negotiations in Conflict at Harvard University.
Daniel Schleiniger. Mr. Schleiniger, 52, is our Vice President of Investor Relations. He joined Arcos Dorados in 2014 and, after leaving us to serve as Vice President of Investor Relations for BrightView Holdings, Inc. from October 2018 to December 2019, Mr. Schleiniger rejoined the Company in January 2020. Prior to joining Arcos Dorados, he worked at the Cisneros Group from 2000 to 2014, holding positions in investor relations, finance and treasury. Mr. Schleiniger’s experience also includes equity research at Morgan Stanley, corporate banking with Unibanco and consulting work for Wharton Econometric Forecasting Associates (WEFA). He holds a Bachelor of Science degree in chemistry as well as an MBA with a concentration in finance, both from the University of Delaware.
David Grinberg. Mr. Grinberg, 47, is our Vice President of Corporate Communications. Mr. Grinberg joined Arcos Dorados in 2010, as Sports Marketing Director to coordinate our sponsorship of the FIFA World Cup Brazil 2014 and 2016 Rio Olympic Games. He later served as Corporate Communications Director for the Brazil Division, before assuming his current role. Mr. Grinberg came from Samsung of Brazil where he led the Sports Marketing and Communications team. Prior to that, he served as Corporate Communications Director, Brazil Division of Nike. Mr. Grinberg holds a Bachelor’s Degree in Social Communication from FIAM in São Paulo, Brazil and a Master’s Degree in Corporate Communication & Public Affairs from the Cásper Líbero Foundation, also in São Paulo, Brazil.

Santiago Blanco. Mr. Blanco, 55, is our Chief Marketing and Digital Officer. He joined the company in 2019 and is responsible for designing and implementing the marketing and digital strategy. Prior to joining Arcos Dorados, he worked for The Coca-Cola Company where he held senior level Marketing positions in Asia Pacific, North America and Latin America. Mr. Blanco holds a Bachelor’s degree in Marketing from the Instituto Tecnológico de Monterrey and an MBA from University of Texas at Austin.

Gustavo Pascualino. Mr. Pascualino, 57, was appointed Divisional President for NOLAD in April 2021. Prior to his promotion, Mr. Pascualino served as Operations Vice President for the Brazil Division, beginning in 2016. He began his career in 1989 as a crew member in Buenos Aires, Argentina. In addition to his most recent role in Brazil, Mr. Pascualino held various leadership positions in operations, including Operations Director for Puerto Rico and the Caribbean Division and Corporate Operations Development Director. Mr. Pascualino has a degree in Marketing from Universidad de Morón in Buenos Aires, Argentina, and has also received executive training from the IAE Business School in Argentina and the University of Miami.
Magdalena Gonzalez Victorica. Ms. Gonzalez Victorica, 51, has served as the Company’s Chief Innovation and Technology Officer since October 2021. She joined the Company’s Finance Department in Argentina in September 1999 and, following the formation of Arcos Dorados, played a key role in the implementation and leadership of information technology initiatives across Latin America. She was also instrumental in the establishment and subsequent leadership of the Company’s Shared Services Center. In January 2011, she was appointed Business Services Director, assuming responsibility for Technology, Projects, and the Shared Services Center. She later led the Company’s Experience of the Future (EOTF) restaurant modernization initiative, which resulted in the opening of the first EOTF restaurant at the end of 2016. Beginning in 2019, Ms. Gonzalez Victorica took on responsibility for the Company’s Digital Factory, “ADvance,” created to accelerate Arcos Dorados’ digital transformation efforts across the organization. Ms. Gonzalez Victorica holds a Bachelor’s Degree in Accounting from Universidad Católica Argentina.

Gabriel Serber. Mr. Serber, 54, is our Vice President of Social Impact and Sustainable Development. He started his career in 1990 as a crew member in one of our restaurants in Buenos Aires, Argentina. He rose through the operation’s ranks until 2002, where he moved to McDonald’s global headquarters in Chicago to work as an operations manager, among other roles. He continued his tenure in Europe based in Paris where he was responsible for leading the deployment of several operational programs in Spain, Italy, Belgium, Holland, Portugal, Switzerland, Morocco and Greece. In 2008, he returned to Argentina in the role of Corporate Director of Operations Development. In 2013, he was transferred to Puerto Rico, where he was promoted to Managing Director for the Caribbean Region. In 2017, he returned to Argentina as Managing Director for that market. Finally, in 2019, he assumed the leadership of our Social Impact and Sustainable Development team, where he oversees all ESG matters for Arcos Dorados. Mr. Serber is a business graduate from Universidad Nacional de General San Martin in Buenos Aires, Argentina and has completed post graduate studies at the IAE Business School.
Rogerio Barreira. Mr. Barreira, 57, was appointed Divisional President for Brazil in July 2022. Prior to his appointment, Mr. Barreira served as Vice President of Operations for the Brazil Division. He also served as Divisional President for NOLAD, from October 2015 to March 2021. Mr. Barreira began his career at McDonald’s Brazil in 1984, starting as a crew employee and steadily advancing into more senior operational roles in Brazil. Mr. Barreira holds an MBA from Fundação Getulio Vargas in Brazil and also holds a degree in Marketing and Business Planning from Anhembi-Morumbi University in Brazil. Additionally, he received executive training from IAE Business School in Argentina and IPADE Business School in Mexico and the U.S.
Luana Matos. Ms. Matos, 52, was appointed Vice President of People and Culture on April 17, 2023. She brings more than 30 years of experience leading organizational transformations and people strategies in fast‑paced industries. Ms. Matos rejoined Arcos Dorados in April 2023, having previously served as HR Director for International Markets at BRF, based in Dubai. Earlier in her career, she held senior leadership roles as HR Director for Arcos Dorados Brazil, Chief Human Resources Officer at Nextel Telecommunications, and talent leadership positions at IBM Latin America. She began her professional career as a management consultant at PwC. She holds a degree in Economics from FAAP – Fundação Armando Alvares Penteado, an MBA in Business and Communications from ESPM, and a specialization in Human Resources from London Business School.

Esteban Sequeira. Mr. Sequeira, 47, was appointed Divisional President for SLAD, beginning in July 2025. He joined the Company in 2015 and has since held key leadership roles, including Managing Director for Costa Rica for nearly a decade and, most recently, Managing Director for Chile. Throughout his career, he led structural transformation processes and high-performing teams across the region. Mr. Sequeira holds a Global MBA in Business Management from Esden Business School in Madrid, Spain, and a Bachelor’s degree in Business Administration and Finance from the University of Tennessee, Knoxville, where he served as President of the Ronald McDonald House Charities, beginning his long-standing involvement with that organization.
Philippe De Grivel. Mr. de Grivel, 58, is our Vice President of Supply Chain. He joined the company in May 2025 and has a broad and successful track record in supply chain and procurement within the quick service restaurant and retail industries. For more than twenty years, Mr. de Grivel has held senior executive positions worldwide for companies including Subway, Starbucks, KFC and Vivarte. He has also served as an advisor and board member for industry organizations and companies both in the public and private sectors. Mr. de Grivel holds a Law degree from Paris-Pantheon-Assas University, Masters degrees in both Business Management and Law from Université Paris Dauphine and a postgraduate degree in Law from the University of Paris I: Panthéon-Sorbonne. He has also completed several executive education programs in food production and processing, sustainability management and digital business, among others.

Roman Ajzen. Mr. Ajzen, 43, was appointed as our Chief Legal Officer on October 1, 2025. Mr. Ajzen has extensive experience advising public and private companies across Americas, including as external counsel and general counsel. Prior to joining Arcos, Mr. Ajzen was a vice president at Forrestal Capital, where he was responsible for overseeing a portfolio of private direct investments. From 2015 to 2019, Mr. Ajzen was a senior vice president at Macquarie Infrastructure and Real Assets based in Mexico City, where his responsibilities included being general counsel of FIBRA Macquarie, a publicly listed Mexican REIT, and leading M&A and project finance transactions across the Americas. From 2008 to 2015, Mr. Ajzen was an associate in the corporate department of Davis Polk & Wardwell’s New York and London offices, with a focus on Latin American capital markets transactions and public company advisory. Mr. Ajzen earned a Juris Doctor from Stanford Law School and a Bachelor of Arts from Stanford University. Mr. Ajzen is the son-in-law of our Executive Chairman, Woods Staton and the husband of Alicia Staton, a member of our board of directors.
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
The maximum number of shares that may be issued under the 2011 Plan is 5,238,235 class A shares, equal to 2.5% of our total outstanding class A and class B shares immediately following our initial public offering on April 14, 2011. As of December 2025, no shares remain available for issuance under this plan. On February 27, 2026, we filed a post-effective amendment on Form S-8 to deregister the shares of Class A shares issuable under the 2011 Plan, as we are no longer able to issue shares under such plan.
Phantom RSU Awards
In May 2019, we implemented a long-term incentive plan (“Phantom RSU Awards”) to reward employees by giving them the opportunity to benefit from the Company’s creation of value for its shareholders. In accordance with this plan, we grant units (“Phantom RSUs”) to certain employees, pursuant to which they are entitled to receive a cash payment equal to (i) the closing price of one Class A share per unit on the respective vesting date plus (ii) the corresponding dividends per-share (if any) formally paid between the grant and vesting dates of such Phantom RSU. In the event a recipient’s employment with us terminates for any reason (other than death, disability or retirement), all unvested Phantom RSUs shall be forfeited in their entirety without any payment due to the recipient.

Phantom RSU awards granted under the plan are subject to different vesting schedules, as set forth in the applicable award agreements. These vesting schedules currently include:
•awards granted annually that vest in full on the first anniversary of the grant date; and
•awards granted annually that vest in full on the third anniversary of the grant date.

We recognize compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The total compensation cost as of December 31, 2025, 2024 and 2023, relating to the Phantom RSUs amounted to $4.6 million, $1.0 million and $15.6 million, respectively, and is recorded under “General and administrative expenses” within the consolidated statement of income. The accrued liability is remeasured at the end of each reporting period until settlement.
The following table shows Phantom RSUs outstanding as of December 31, 2025, by grant date and vesting schedule:

Date of grant	Phantom RSUs vesting on the third anniversary of the grant date	Phantom RSUs vesting within one year of the grant date
May 10, 2023	586,633	—
May 10, 2024	504,305	—
May 10, 2025	750,568	39,904
See Note 18 to our consolidated financial statements for additional information.
Compensation of Directors and Officers
General
The approximate aggregate annual total cash compensation for our executive officers and senior management team in 2025 was $13.7 million. The approximate annual total cash compensation for our directors in 2025 was $1.2 million.
In the year ended December 31, 2025, each of the members of our Board of Directors received 4,998 Phantom RSUs, with the exception of Woods Staton, who received 72,007 Phantom RSUs, and Marcelo Rabach and Francisco Staton, who did not receive any Phantom RSUs. In addition, our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, received 34,675, 32,224 and 14,970 Phantom RSUs, respectively, during 2025.
We have not entered into any service contracts with our directors to provide for benefits upon termination of employment.
C.    Board Practices
Our Committees
Audit Committee
Our audit committee consists of four directors, Mr. Michael Chu (chairman of the committee), Mr. José Alberto Vélez, Mr. José Fernández and Ms. Cristina Presz Palmaka De Luca, who was appointed to the audit committee in October 2025, each of whom is independent within the meaning of the SEC and NYSE corporate governance rules applicable to foreign private issuers. Our Board of Directors has determined that Mr. Chu, Mr. Vélez, Mr. Fernández and Ms. Presz Palmaka De Luca are also “audit committee financial experts” as defined by the SEC.
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
Finance Committee
Our Finance committee was created by the Board of Directors in December, 2021. The Finance Committee consists of Ms. Annette Franqui (chair of the committee), Mr. Sergio Alonso and Mr. Woods Staton. Pursuant to its charter, the Finance committee is responsible for, among other things:
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
As of December 31, 2025, we had a total of approximately 96,782 employees in Company-operated restaurants and staff throughout the Territories. Of this number, 82% were crew, 15% were restaurant managers and the remainder were professional staff. Approximately 39% of our employees were located in Brazil.

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
The following table illustrates the distribution of our employees by division and employee category as of December 31, 2025.

Division	Crew	Restaurant Managers	Professional Staff	Total
Brazil	29,713	7,136	998	37,847
NOLAD	18,165	3,412	688	22,265
SLAD	31,165	4,138	915	36,218
Corporate and other	0	0	452	452
Total	79,043	14,686	3,053	96,782

Restaurant managers are responsible for the daily management of our restaurants. As such, we have a comprehensive training program for them that is focused on customer management practices, food preparation and other operational procedures. Standards are taught and continuously reinforced through the use of such training programs. We also use performance measurements on a continual basis, both internally and externally in connection with all our restaurants. Our internal on-site visit restaurant operations improvement process evaluates operational standards, which are compared globally to assure continuous improvement. We also contract third parties, which we refer to as third-party shoppers, to visit our restaurants anonymously and report on our performance. Our external third-party shopper measurements and customer satisfaction opportunity reports help maintain our competitiveness. In addition, Hamburger University provides restaurant managers, mid-managers and owner/operators with training on best practices in different aspects of our business. In 2025, approximately 200,000 people attended different courses or events, in person or online, organized by Hamburger University in areas such as restaurant and customer management, sales, diversity and inclusion, leadership and digital transformation.
The role performed by our crew is of critical importance in our interactions with our customers. Employee relations are thus key to maintaining the level of motivation and enthusiasm on the part of our crew that help differentiate our restaurants from those of our competitors. We have been recognized by many independent organizations for being a “great place to work.”
Although we have unions in some of our most important markets, including Brazil, Argentina and Mexico, the unions only have an active role in our Brazilian restaurants. In these markets, the restaurant industry is unionized by law. However, in Brazil every employee and company are necessarily represented by unions. Workers unions can negotiate directly with companies through Collective Bargaining Agreements (“CBAs”), or with the company’s union through Collective Convention. Under Brazilian law, employees or groups of employees cannot opt-out of the terms under union agreements, which integrate the employment contract for all legal purposes. In Brazil, the CBA or the Collective Convention should provide, on a yearly basis, the salary adjustment to be afforded by all employees, and may also provide certain additional guarantees or rights, to be applicable to all employees, regardless of their unit or position in the company, during a certain term (maximum of two years). All collective agreements are mandatory in Brazil.
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

Shareholder	Class A Shares	Percentage of Outstanding Class A Shares(1)	Class B Shares	Percentage of Outstanding Class B Shares	Total Economic Interest(1)	Total Voting Interest(2)
Los Laureles Ltd.(3)(4)	—	—	80,000,000	100.00%	37.98%	75.38%
Woods Staton(4)	106,129	0.08%	—	—	0.05%	0.02%
Sergio Alonso	238,935	0.18%	—	—	0.11%	0.05%
Annette Franqui	30,940	0.02%	—	—	0.01%	0.01%
Carlos Hernández-Artigas	343,554	0.26%	—	—	0.16%	0.06%
Michael Chu	10,796	0.01%	—	—	0.01%	0.00%
José Alberto Vélez	*	*	—	—	*	*
Cristina Presz Palmaka De Luca	*	*	—	—	*	*
Karla Berman	*	*	—	—	*	*
Mario Quintana	15,000		—	—	0.01%	0.00%
Alice Staton	*	*	—	—	*	*
Roman Ajzen	*	*	—	—	*	*
Philippe De Grivel	*	*	—	—	*	*
José Fernández	44,203	0.03%	—	—	0.02%	0.01%
Marcelo Rabach	62,011	0.05%	—	—	0.03%	0.01%
Mariano Tannenbaum	64,537	0.05%	—	—	0.03%	0.01%
Sebastian Magnasco	*	*	—	—	*	*
Luana Matos	*	*	—	—	*	*
Marlene Fernandez	*	*	—	—	*	*
Luis Raganato	60,034	0.05%	—	—	0.03%	0.01%
Carlos Gonzalez	*	*	—	—	*	*
Esteban Sequeira	*	*	—	—	*	*
Gustavo Pascualino	*	*	—	—	*	*
Rogerio De Moraes Barreira	*	*	—	—	*	*
Santiago Blanco	*	*	—	—	*	*
David Grinberg	*	*	—	—	*	*
Francisco Staton	*	*	—	—	*	*
Magdalena Gonzalez Victorica	*	*	—	—	*	*
Daniel Schleiniger	*	*	—	—	*	*
Gabriel Serber	*	*	—	—	*	*

*    Each of these directors, officers or senior management members beneficially owns less than 1% of the total number of outstanding class A shares.
(1)    Percentages are based on 130,663,057 class A shares issued and outstanding as of the date of this annual report and exclude 2,309,062 class A shares issued and held in treasury. Total Economic Interest percentages are based on all Class A and Class B shares outstanding, excluding treasury shares.
(2)    Class A shares are entitled to one vote per share and class B shares are entitled to five votes per share.
(3)    Los Laureles Ltd. is beneficially owned by Mr. Woods Staton, our Executive Chairman. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Los Laureles Ltd.”

(4)    In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Woods Staton beneficially owns 106,129 class A shares directly. On a combined basis, Mr. Woods Staton is the beneficial owner of an aggregate of 38.03% of the total economic interests of Arcos Dorados and 75.40% of its total voting interests. The address of Mr. Woods Staton is Mantua No. 6575 (esquina Potosí), Montevideo, Uruguay 11500.
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

Shareholder	Class A Shares	% of Outstanding Class A Shares(1)	Class B Shares	% of Outstanding Class B Shares	Total Economic Interest(1)	Total Voting Interest (2)
Los Laureles Ltd(3)(4)	—	—	80,000,000	100.00%	37.98%	75.38%
Woods Staton(4)	106,129	0.08%	—	—	0.05%	0.02%
Lazard, Inc.(5)	21,471,672	16.43%	—	—	10.19%	4.05%
Pzena Investment Management LP(6)	10,562,564	8.08%	—	—	5.01%	1.99%
Remaining Public Shareholders	98,522,692	75.40%	—	—	46.77%	18.57%
Total(7)(8)	130,663,057	100.00%	80,000,000	100.00%	100.00%	100.00%(8)

(1)    Percentages are based on 130,663,057 class A shares issued and outstanding as of the date of this annual report and exclude 2,309,062 class A shares issued and held in treasury. Total Economic Interest percentages are based on all Class A and Class B shares outstanding, excluding treasury shares.
(2)    Class A shares are entitled to one vote per share and class B shares are entitled to five votes per share.
(3)     The address of Los Laureles Ltd. is 325 Waterfront Drive, Omar Hodge Building, 2nd Floor, Wickham’s Cay 1, Road Town, Tortola, British Virgin Islands. Los Laureles Ltd. is beneficially owned by Mr. Woods Staton, our Executive Chairman. See “—Los Laureles Ltd.”
(4)    In addition to the class B shares he beneficially owns through Los Laureles Ltd., Mr. Woods Staton beneficially owns 106,129 class A shares directly. On a combined basis, Mr. Woods Staton is the beneficial owner of an aggregate of 38.03% of the total economic interests of Arcos Dorados and 75.40% of its total voting interests. 16,000,000 of the class B shares owned by Los Laureles Ltd. have been pledged pursuant to lending arrangements. The address of Mr. Woods Staton is Mantua No. 6575 (esquina Potosí), Montevideo, Uruguay 11500.
(5)    Lazard, Inc. is the ultimate parent of Lazard Asset Management LLC, which filed Form 13F with the SEC for its holdings on December 31, 2025. Based solely on the disclosure set forth in such Form 13F, as of December 31, 2025, this fund had sole voting power with respect to 21,471,672 class A shares and sole dispositive power with respect to 21,471,672 class A shares. The address of Lazard, Inc. is 30 Rockefeller Plaza, New York, NY 10112.
(6)    Pzena Investment Management LP is the ultimate parent of Pzena Investment Management LLC, which filed Form 13F with the SEC for its holdings on December 31, 2025. Based solely on the disclosure set forth in such Form 13F as of December 31, 2025, Pzena Investment Management LLC had sole voting power with respect to 10,562,564 class A shares and sole dispositive power with respect to 10,562,564 class A shares. The address of Pzena Investment Management is 320 Park Avenue, 8th Floor, New York, NY 10022.
(7)    Numbers do not sum to 100% due to the effects of rounding.
(8)    Excludes 2,309,062 class A shares issued and held in treasury.

As of April 27, 2026, there were 8 class A shareholders of record. We believe the number of beneficial owners is substantially greater than the number of record holders because a large portion of class A shares is held in “street name” by brokers.
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
The Axionlog Split-off
On March 16, 2011, we effected a split-off of Axionlog (formerly known as Axis) to our principal shareholders. The split-off was effected through the redemption of 41,882,966 shares (25,129,780 class A shares and 16,753,186 class B shares). As consideration for the redemption, the Company transferred to its principal shareholders its equity interests in the operating subsidiaries of the Axionlog business totaling a net book value of $15.4 million and an equity contribution that was made to the Axionlog holding company amounting to $29.8 million. Following the split-off, Los Laureles Ltd. acquired the Axionlog shares held by the other shareholders. The split-off of Axionlog did not have a material effect on our results of operations or financial condition.
Since the split-off, Axionlog has provided us with comprehensive 3PL services, including storage (dry, frozen and chilled), transportation, planning, and logistics management services pursuant to a master commercial agreement with Axionlog on arm’s-length terms. Axionlog currently provides us some or all of these services in most of our Territories. Axionlog must comply with McDonald’s Distributor Quality Management System (DQMP) and other supplier requirements to maintain its status as a McDonald’s-approved supplier pursuant to the MFA.
Pricing under the agreement is determined pursuant to an agreed-upon formula that is considered standard in the distribution services industry. The pricing formula considers certain variables to determine the applicable fees, including (i) cost inputs (i.e., transportation expenses and salaries); (ii) time required for completion; (iii) storage requirements; (iv) merchandise volume; and (v) inflation and exchange rate adjustments. To our knowledge, this standard formula (with certain modifications to account for country specific variables) is used with distribution service providers throughout the McDonald’s system around the world. Under the terms of the agreement, the pricing formula is reviewed on a yearly basis. During these reviews, we work with Axionlog to find potential cost efficiencies and savings. In addition, we or Axionlog may request a renegotiation of the pricing formula in the event that factors outside of our or their control (such as fuel costs) substantially alter the price of Axionlog’s services.
During 2025, we incurred $73.7 million in total distribution fees payable to Axionlog.
See Note 25 to our consolidated financial statements for details of the outstanding balances and transactions with related parties as of December 31, 2025 and 2024 and for the fiscal years ended December 31, 2025, 2024 and 2023.
Employment of Francisco Staton
Mr. Francisco Staton, Woods Staton’s son, was appointed as Chief Strategy Officer in July 2025, and is a member of our board of directors. Francisco Staton was re-elected as a Board Member, Class I, at our Annual General Shareholders’ Meeting held on April 26, 2024, and continues to serve in such capacity.
Employment of Roman Ajzen
Mr. Roman Ajzen, Woods Staton’s son in law and the husband of Alicia Staton, a member of our board of directors, was appointed as Chief Legal Officer in October 2025.

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
Legal Proceedings
Sinthoresp – Brasília
On February 23, 2015, a coalition of labor unions filed a lawsuit against us alleging various labor-related claims, including inadequate working conditions, failure to comply with wage and hour requirements and other employment-related matters.
All claims were ultimately rejected by the Brazilian Labor Courts, which found that the plaintiffs failed to substantiate their allegations. The case was finally closed on May 29, 2025, with no adverse impact on the Company.
Complaint 0528900-98.2006.5.02.0080
In December 2006, the Labor Prosecutor’s Office in São Paulo filed a civil complaint against our Brazilian subsidiary regarding compliance with labor, health and safety and working conditions regulations. In connection with this matter, we entered into a conduct adjustment agreement (Termo de Ajustamento de Conduta, or “TAC”), which was ratified by the Labor Court in 2007 and remains in effect.
Under the TAC, we assumed certain compliance obligations, including commitments relating to labor practices and working conditions, as well as monetary contributions, including annual payments of R$1,300,000 (adjusted from 2011 to 2019) to fund campaigns against child labor and a one-time contribution of R$1,500,000. The TAC also provides for daily penalties of R$5,000 in the event of non-compliance. All monetary obligations have been satisfied.
From time to time, the Labor Prosecutor’s Office has reviewed our compliance with the TAC conditions. In prior years, it alleged non-compliance and sought approximately R$13 million in fines, which we contested and for which we have provided evidence of compliance.
In 2025, the Labor Prosecutor acknowledged our compliance efforts and provisionally closed the related investigation, while maintaining ongoing monitoring of our obligations under the TAC.
Administrative Investigation under Labor Prosecutor’s Office
Since 2019, the Labor Prosecutor’s Office in Brazil has conducted an administrative investigation involving our Brazilian subsidiary following complaints from labor unions alleging workplace harassment and discrimination practices. The proceedings were consolidated and have involved a series of hearings, submissions and interactions with the authorities.
In response, we have presented evidence of our practices and implemented procedures and training recommended by the Labor Prosecutor’s Office. In 2023, the Labor Prosecutor determined that we had complied with the recommended measures and suspended the proceeding, and in early 2025 the matter was archived. However, following appeals by the complainants, the case was reviewed by the Superior Council of the Labor Prosecutor’s Office, which did not ratify the dismissal in March 2026, and the investigation will therefore continue.
As of the date of this report, the matter does not involve a quantified claim or provision, as it remains an ongoing administrative proceeding focused on labor practices. However, it could result in the imposition of additional operational obligations and/or fines.
In addition, we are subject to other minor administrative investigations and individual labor claims in Brazil involving similar allegations.

Brazilian Administrative Council for Economic Defense Procedure
In August 2024, the Administrative Council for Economic Defense (CADE) notified our Brazilian Subsidiary, along with many other multinational companies, of a preliminary proceeding in relation to alleged anti-competitive conduct related to the exchange of compensation data for purposes of benchmarking the Brazilian labor market. Subsequently, in October 2024, CADE decided to initiate administrative proceedings to investigate such allegations. In July 2025, Arcos submitted its defense in the administrative proceeding, presenting detailed factual and legal arguments aimed at demonstrating the absence of any irregularity, illegality, or anti-competitive conduct in connection with the benchmarking relationship among the companies participating in the group. The defense also set out substantive grounds supporting the conclusion that there was no conduct capable of causing harm to the labor market or to the employees involved. Currently, the proceeding is under review by CADE for determination of the next procedural steps.
Brazilian Federal Custom Authorities Infraction Notices
As of August 2021, our Brazilian Subsidiary became aware of notices of infraction presented by Brazilian federal customs authorities (Alfândega da Receita Federal) alleging improprieties by a supplier of our Brazilian business related to the importation of certain products in 2017, 2018 and 2019. We believe these charges are improper and, together with our supplier, we have submitted the appropriate administrative defense of our position. We are defending ourselves vigorously in this and any related proceedings. As of the date of this annual report, this matter is still ongoing in the administrative phase and final rulings by the administrative tax court are pending.
Retained Lawsuits and Contingent Liabilities
We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of December 31, 2025 we maintained a provision for contingencies amounting to $58.4 million ($36.7 million as of December 31, 2024) and judicial deposits amounting to $7.6 million ($6.3 million as of December 31, 2024) in connection with the proceedings. As of December 31, 2025, the net amount of $50.9 million included $49.4 million as a non-current liability. See Note 19 to our consolidated financial statements for more details.
Pursuant to the Acquisition, McDonald’s Corporation indemnifies us for certain Brazilian claims. As of December 31, 2025, the provision for contingencies included $1.4 million ($1.2 million as of December 31, 2024) related to a Brazilian claim that is covered by the indemnification agreement. As a result, we have recorded a non-current asset in respect of McDonald’s Corporation’s indemnity within “Miscellaneous” in our consolidated balance sheet.
In addition, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future. See Note 17 to our consolidated financial statements.
In addition, there are certain matters related to the interpretation of other tax, customs (including the alleged infraction mentioned above), labor and civil laws for which there is a reasonable possibility that a loss may have been incurred in accordance with ASC 450-20-50-4. See Note 19 to our consolidated financial statements.
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
Holders of common shares will be entitled to receive dividends, if any, paid on the common shares. In 2025, our Board of Directors declared a cash dividend of $0.24 per share to all class A and B shareholder of the Company, paid in four quarterly installments of $0.06 per share on March 27, 2025, June 27, 2025, September 26, 2025 and December 26, 2025. On March 18, 2026, the Board of Directors announced a $0.28 per share dividend to all class A and B shareholders of the Company to be paid in four quarterly installments of $0.07 per share on April 2, 2026, June 26, 2026, September 25, 2026 and December 29, 2026.
The amounts and dates of future dividend payments, if any, will be subject to, among other things, the discretion of our Board of Directors. Accordingly, there can be no assurance that any future distributions will be made, or, if made, as to the amount of such distributions.
B.    Significant Changes
Except as otherwise disclosed in this annual report, we are not aware of any significant changes that have occurred since December 31, 2025.
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

C.    Material Contracts
The MFAs
Master Franchise Rights
We hold exclusive master franchising rights from McDonald’s for Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Martin, Trinidad and Tobago, Uruguay, Venezuela and the U.S. Virgin Islands of St. Thomas and St. Croix (collectively, the “Territories”) pursuant to an amended and restated Master Franchise Agreement for all of the Territories except Brazil, entered into by us, Arcos Dorados B.V. (the “Master Franchisee”), Arcos Dorados Group B.V. (together with us, the “Owner Entities”), certain of our subsidiaries, Los Laureles, Ltd. (the “Beneficial Owner”) and McDonald’s Latin America, LLC (“McDonald’s”) (the “MFA”), and an amended and restated Master Franchise Agreement for Brazil, entered into by Arcos Dourados Comercio de Alimentos S.A. (the “Brazilian Master Franchisee”) and McDonald’s (the “Brazil MFA” and, together with the MFA and related documents, the “MFAs”).
The material provisions of the MFAs are set forth below.
Term
The term of the franchise granted pursuant to the MFAs is 20 years (commencing January 1, 2025) for all of the Territories other than French Guiana, Guadeloupe, Martinique and Saint Martin (French part). The initial term of the franchise for French Guiana, Guadeloupe, Martinique and Saint Martin (French part) is 10 years and we have the right to extend the term of the MFA with respect to all or none of these four territories for an additional term of 10 years. After the expiration of the term, McDonald’s may grant us an option to enter into a new agreement to continue the franchise for an additional term of (a) 20 years with respect to all Territories other than French Guiana, Guadeloupe, Martinique and Saint Martin (French part) and (b) 10 years with respect to French Guiana, Guadeloupe, Martinique and Saint Martin (French part), with an option to extend the term with respect to such territories for an additional term of 10 years.
Our Right to Own and Operate McDonald’s-Branded Restaurants
Under the MFAs, in the Territories, we have the exclusive right to (i) own and operate, directly or indirectly, McDonald’s restaurants, (ii) license and grant franchises with respect to McDonald’s-branded restaurants, (iii) adopt and use, and to grant the right and license to sub‑franchisees to adopt and use, the McDonald’s operations system in our restaurants, (iv) advertise to the public that we are a franchisee of McDonald’s, and (v) to use, and to sublicense to our sub‑franchisees the right to use, the McDonald’s intellectual property solely in connection with the development, ownership, operation, promotion and management of our restaurants, and to engage in related advertising, promotion and marketing programs and activities.
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

The initial franchise fee is payable (i) for each franchised restaurant in operation as of January 1, 2025 (which will be payable in two installments of 50% each (one on August 1, 2027, and the other on August 1, 2037)), and (ii) upon the opening of a new restaurant and the extension of the term of any existing franchise agreement. The initial fee for a new restaurant (or extension of the term of any existing restaurant) is equal to $2,250, and, in the case of any Satellite, $1,125, multiplied by, in each case, the lesser of (a) 20; or (b) the number of years remaining in the applicable term applicable in such Territory (with any partial remaining year rounded up to one full year). For our sub‑franchisees’ restaurants, we receive an initial fee from such sub-franchisee based on the greater of (a) the number of years remaining in the applicable term and (b) the number of years included in the term of the franchise agreement (generally 20 years) (in each case with any partial remaining year rounded up to one full year), and pay 50% of this fee to McDonald’s.
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
We are responsible for collecting royalties from our sub‑franchisees and must pay that amount to McDonald’s. In the event that a sub-franchisee does not pay the full amount of the fee or any of our subsidiaries are unable to transfer funds to us due to currency restrictions or otherwise, we are responsible for any resulting shortfall. See “Item 3. Key Information—D. Risk Factors-Risks Related to Our Business and Operations—Our financial condition and results of operations depend, to a certain extent, on the financial condition of our sub‑franchisees and their ability to fulfill their obligations under their franchise agreements,” “—Risks Related to Our Results of Operations and Financial Condition—We are subject to significant foreign currency exchange controls, currency devaluation and cross-border money transfer controls and restrictions in certain countries in which we operate, which could affect our ability to move our cash flow and pay dividends out from those countries,” and “—Risks Related to Our Business and Operations—Our business activity and results of operations may be negatively affected by unforeseen events, such as disruptions, natural disasters, adverse weather conditions, national and international armed conflicts and wars, pandemics or other catastrophic events, such as hurricanes, earthquakes and floods.”
In the event of a voluntary or involuntary transfer of any of the McDonald’s restaurants located in the Territories to a person other than a subsidiary of ours or an affiliate of one of our sub‑franchisees, we must charge a transfer fee of not less than $10,000 and must pay to McDonald’s an amount equal to 50% of the fee charged.
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
Under the MFAs, no more than 50% of the total number of restaurants in each Territory, and no more than 10% of the total number of restaurants in all the Territories, can be located on real estate property that is owned, held or leased by our sub‑franchisees.
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
Restaurant Opening Plan and Reinvestment Plan
Under the MFAs, we have agreed with McDonald’s on a restaurant opening plan. In addition, we have agreed to use our best efforts to reimage annually at least 10% of our eligible restaurants. We may also propose, subject to McDonald’s consent, amendments to any restaurant opening plan and/or reinvestment plan to adapt to changes in economic or political conditions.
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
The 2029 Senior Notes and the 2032 Senior Notes
For a description of the 2029 Senior Notes and the 2032 Senior Notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”
The Revolving Credit Facility
For a description of the revolving credit facility entered into by the Company, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Revolving Credit Facility.”
Arcos Dourados Credit Agreements
For a description of the credit agreements entered into by Arcos Dourados Comercio de Alimentos S.A. with Bank of America, N.A., Citibank, N.A., and JPMorgan Chase Bank, N.A., respectively, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Arcos Dourados Credit Agreements.”
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

Material U.S. Federal Income Tax Considerations for U.S. Holders
The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of class A shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to own such securities. This summary applies only to U.S. Holders (as defined below) that own class A shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, (the “Code”) known as the Medicare contribution tax, and tax consequences applicable to certain U.S. Holders subject to special rules, such as:
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
Passive Foreign Investment Company Rules
We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our 2025 taxable year and do not expect to be a PFIC for the current taxable year or in the foreseeable future. However, because the application of the Treasury Regulations is not entirely clear and because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.
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

Foreign Currency Exchange Rate Risk
Foreign Currency Exchange Rate Risk in 2025
We are exposed to foreign currency exchange rate risk primarily in connection with the fluctuation in the value of the local currencies of the countries in which we operate, such as the Brazilian real and the Mexican peso, among others. We generate revenues and cash from our operations in local currencies while a significant portion of our long-term debt is denominated in U.S. dollars. An adverse change in foreign currency exchange rates would therefore affect the generation of cash flow from operations in U.S. dollars, which could negatively impact our ability to pay amounts owed in U.S. dollars. In order to partially mitigate the foreign exchange rate risk related to our long-term debt, we entered into certain derivative instruments. See Note 14 to our consolidated financial statements for more detail. Moreover, our continuing royalty payments to McDonald’s pursuant to the MFAs must be translated into and paid in U.S. dollars using the exchange rate of the last business day of the month, payable on the seventh day subsequent to each month-end. As such, in the intervening period we are subject to foreign exchange risk.
While substantially all our income is denominated in the local currencies of the countries in which we operate, our supply chain management involves the importation of various products, and some of our imports are denominated in U.S. dollars. Therefore, we are exposed to foreign currency exchange risk related to imports. We have entered into various forward contracts to hedge a portion of the foreign exchange risk associated with the forecasted imports of certain countries. See Note 14 to our consolidated financial statements for more details.
We are also exposed to foreign exchange risk related to U.S. dollar-denominated intercompany balances held by certain of our operating subsidiaries with our holding companies, and to foreign currency-denominated intercompany balances held by our holding companies with certain operating subsidiaries. Although these intercompany balances are eliminated through consolidation, a fluctuation in exchange rates could have a significant impact on our results through the recognition of foreign currency exchange losses in our consolidated income (loss) statement. To help mitigate some of these foreign currency exchange rate risks, we have entered into certain derivative instruments. See Note 14 to our consolidated financial statements for more details.
An appreciation of 10.0% in the value of the European euro against the U.S. dollar would result in a foreign exchange loss of $8.7 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Martinique of $79.7 million as of December 31, 2025.
An appreciation of 10.0% in the value of the Costa Rican colon against the U.S. dollar would result in a foreign exchange loss of $7.9 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Costa Rica of $72.1 million as of December 31, 2025.
An appreciation of 10.0% in the value of the Uruguayan peso against the U.S. dollar would result in a foreign exchange loss of $5.4 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Uruguay of $49.3 million as of December 31, 2025.
A depreciation of 10.0% in the value of the Peruvian Soles against the U.S. dollar would result in a foreign exchange loss of $0.9 million mainly related to the outstanding U.S. dollar-denominated intercompany loan held by our subsidiary in Peru of $9.9 million as of December 31, 2025.
A depreciation of 10.0% in the value of the Brazilian real against the U.S. dollar would result in a net foreign exchange loss totaling $0.5 million over (i) U.S. dollar-denominated intercompany loans held by our Brazilian subsidiary partially offset by derivatives of $2.9 million, (ii) the Brazilian real-denominated intercompany payable held by our subsidiary Arcos Dorados B.V. and LatAm LLC of R$6.2 million, and (iii) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $3.9 million as of December 31, 2025.
Fluctuations in the value of the other local currencies against the U.S. dollar would not result in material foreign exchange gains or losses as of December 31, 2025 since there are no other significant intercompany balances exposed to foreign exchange risk.

Summary of Foreign Currency Exchange Rate Risk in 2024
We are exposed to foreign currency exchange rate risk primarily in connection with the fluctuation in the value of the local currencies of the countries in which we operate, such as the Brazilian real and the Mexican peso, among others. We generate revenues and cash from our operations in local currencies while a significant portion of our long-term debt is denominated in U.S. dollars. An adverse change in foreign currency exchange rates would therefore affect the generation of cash flow from operations in U.S. dollars, which could negatively impact our ability to pay amounts owed in U.S. dollars. In order to partially mitigate the foreign exchange rate risk related to our long-term debt, we entered into certain derivative instruments. See Note 14 to our consolidated financial statements for more detail. Moreover, our royalty payments to McDonald’s pursuant to the MFAs must be translated into and paid in U.S. dollars using the exchange rate of the last business day of the month, payable on the seventh day subsequent to each month-end. As such, in the intervening period we are subject to foreign exchange risk.
While substantially all our income is denominated in the local currencies of the countries in which we operate, our supply chain management involves the importation of various products, and some of our imports are denominated in U.S. dollars. Therefore, we are exposed to foreign currency exchange risk related to imports. We have entered into various forward contracts to hedge a portion of the foreign exchange risk associated with the forecasted imports of certain countries. See Note 14 to our consolidated financial statements for more details. In addition, we attempt to minimize this risk also by entering into annual and semi-annual pricing arrangements with our main suppliers.
We are also exposed to foreign exchange risk related to U.S. dollar-denominated intercompany balances held by certain of our operating subsidiaries with our holding companies, and to foreign currency-denominated intercompany balances held by our holding companies with certain operating subsidiaries. Although these intercompany balances are eliminated through consolidation, a fluctuation in exchange rates could have a significant impact on our results through the recognition of foreign currency exchange losses in our consolidated (loss) income statement. To help mitigate some of these foreign currency exchange rate risks, we have entered into certain derivative instruments. See Note 14 to our consolidated financial statements for more details.
An appreciation of 10.0% in the value of the European euro against the U.S. dollar would result in a foreign exchange loss of $8.4 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Martinique of $77.7 million as of December 31, 2024.
An appreciation of 10.0% in the value of the Costa Rican colon against the U.S. dollar would result in a foreign exchange loss of $6.7 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Costa Rica of $61.6 million as of December 31, 2024.
An appreciation of 10.0% in the value of the Uruguayan peso against the U.S. dollar would result in a foreign exchange loss of $4.9 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Uruguay of $44.0 million as of December 31, 2024.
A depreciation of 10.0% in the value of the Brazilian real against the U.S. dollar would result in a net foreign exchange loss totaling $1.7 million over (i) U.S. dollar-denominated intercompany loans held by our Brazilian subsidiary partially offset by derivatives of $18.0 million, (ii) the Brazilian real-denominated intercompany payable held by our subsidiary Arcos Dorados B.V. and Latam LLC of R$6.4 million, and (iii) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $2.2 million as of December 31, 2024.
A depreciation of 10.0% in the value of the Peruvian Soles against the U.S. dollar would result in a foreign exchange loss of $0.8 million mainly related to the outstanding U.S. dollar-denominated intercompany loan held by our subsidiary in Peru of $8.5 million as of December 31, 2024.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.    Material Modifications to Instruments
None.
B.    Material Modifications to Rights
None.
C.    Withdrawal or Substitution of Assets
None.
D.    Change in Trustees or Paying Agents
None.
E.    Use of Proceeds
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
A.     Disclosure Controls and Procedures
As of December 31, 2025, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025 in ensuring that information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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
Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the guidelines set forth by the COSO.
Based on this assessment, management believes that, as of December 31, 2025, its internal control over financial reporting was effective based on those criteria.
C.     Attestation Report of the Registered Public Accounting Firm
Pistrelli, Henry Martin y Asociados S.A., member firm of Ernst & Young Global Limited, independent registered public accounting firm, has audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2025, as stated in their report which appears below.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ARCOS DORADOS HOLDINGS INC.:

Opinion on Internal Control over Financial Reporting

We have audited Arcos Dorados Holdings Inc.’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Arcos Dorados Holdings Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”) and our report dated March 19, 2026 expressed an unqualified opinion thereon.

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
March 19, 2026

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

ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our audit committee consists of four directors, Mr. Michael Chu (chairman of the committee), Mr. José Alberto Vélez, Mr. José Fernández and Ms. Cristina Presz Palmaka De Luca, who was appointed to the audit committee in October 2025, each of whom is independent within the meaning of the SEC and NYSE corporate governance rules applicable to foreign private issuers. Our Board of Directors has determined that Mr. Chu, Mr. Vélez, Mr. Fernandez Ms. Presz Palmaka De Luca are also “audit committee financial experts” as defined by the SEC.
ITEM 16B. CODE OF ETHICS
Our Board of Directors has approved and adopted our Standards of Business Conduct, which are a code of ethics that applies to all employees of Arcos Dorados, including executive officers, and to our board members. Our Standards of Business Conduct are an exhibit to this annual report.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table describes the amounts billed to us by the principal accountant, for audit and other services performed in fiscal years 2025 and 2024.

	2025	2024
	(in thousands of U.S. dollars)
Audit fees	$2,979	$3,272
Audit-related fees	34	4
Tax fees	622	507
All other fees	197	29

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
Audit-Related Fees
Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal year 2025 and not reported under the previous category. These services would include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.
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
In 2025, the Company did not purchase any class A shares.
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
Director independence
The NYSE Standards require a majority of the membership of NYSE-listed company boards to be composed of independent directors. Neither British Virgin Islands law, the law of our country of incorporation, nor our memorandum and articles of association require a majority of our board to consist of independent directors. Our Board of Directors currently consists of 13 members, eight of whom are independent directors.
Non-management directors’ executive sessions
The NYSE Standards require non-management directors of NYSE-listed companies to meet at regularly scheduled executive sessions without management. Our memorandum and articles of association do not require our non-management directors to hold such meetings.
Committee member composition
The NYSE Standards require NYSE-listed companies to have a nominating/corporate governance committee and a compensation committee that are composed entirely of independent directors. British Virgin Islands law, the law of our country of incorporation, does not impose similar requirements. While we have a Compensation and Nomination Committee, not all directors are independent.

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

Cybersecurity Governance
Cybersecurity risk management is integrated to our overall enterprise risk management program. Our board of directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the audit committee of the board of directors. The audit committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The audit committee also reports material cybersecurity risks to our full board of directors. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our Chief Innovation and Technology Officer (CITO) who receives reports from our Cybersecurity Director and our cybersecurity team and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our Cybersecurity Director has 20 years of experience in the information security and IT audit fields and holds a Certified Information Systems Security Professional (CISSP) certification from The International Information System Security Certification Consortium (ISC2). Management, including the CITO and the Cybersecurity Director, regularly update the audit committee on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports annually that cover, among other topics, third-party assessments of the company’s cybersecurity programs, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.
In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors—Information technology system failures or interruptions or breaches of our network security may interrupt our operations, lead to a loss of sales and revenue, exposing us to increased operating costs, fraud, data protection incidents and litigation” in this annual report on Form 20-F.

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

2.3
Indenture, dated January 29, 2025, among Arcos Dorados B.V., as issuer, Arcos Dorados Holdings, Inc. as Parent Guarantor, the Subsidiary Guarantors named therein, Citibank N.A., as trustee, registrar, paying agent and transfer agent, and Banque Internationale a Luxembourg, Societe Anonyme, as Luxembourg paying agent, incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 29, 2025.

4.1
Third Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in All of the Territories, except Brazil, dated as of April 28, 2025, incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 29, 2025.

4.2
Third Amended and Restated Master Franchise Agreement for McDonald’s Restaurants in Brazil, dated as of December 30, 2024, incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 29, 2025.

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

4.5
ISDA Schedule to the 2012 Master Agreement dated as of April 20, 2012 between Bank of America, N.A. and Arcos Dorados Holdings Inc., incorporated herein by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC on April 26, 2013.

4.6
ISDA Master Agreement dated as of September 6, 2013 between Citibank, N.A. and Arcos Dorados Holdings Inc, incorporated herein by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 29, 2021.

4.7
ISDA Schedule to the 2013 Master Agreement dated as of September 6, 2013 between Citibank, N.A. and Arcos Dorados Holdings Inc., incorporated herein by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 29, 2021.

4.8
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
4.9
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

4.10
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

4.11
Amendment No. 3 dated as of June 6, 2024 to the Application and Agreement for Irrevocable Standby Letter of Credit Agreement dated as of November 3, 2015 among Arcos Dorados B.V., as applicant, McDonald’s Latin America, LLC, as beneficiary, and JPMorgan Chase Bank, N.A., as lender, incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 29, 2025.

4.12
Continuing Standby Letter of Credit Agreement dated as of June 14, 2024, among Arcos Dorados B.V., as applicant, McDonald’s Latin America, LLC, as beneficiary, and ItaúUnibanco S.A., Miami Branch, as bank, incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 29, 2025.

4.13*
Credit Agreement, dated as of September 30, 2025, among Arcos Dorados Holdings Inc. and Arcos Dorados B.V., as Borrowers, certain subsidiaries of the Borrowers, as Guarantors, and JPMorgan Chase Bank N.A., as Sole Lead Arranger and Bookrunner of a Syndicate of Lenders

4.14*
First Amendment, dated as of October 16, 2025, to Credit Agreement, dated as of September 30, 2025, among Arcos Dorados Holdings Inc. and Arcos Dorados B.V., as Borrowers, certain subsidiaries of the Borrowers, as Guarantors, and JPMorgan Chase Bank N.A., as Sole Lead Arranger and Bookrunner of a Syndicate of Lenders

4.15*	ISDA Master Agreement dated as of December 18, 2025 between Citibank, N.A. and Arcos Dorados B.V.
4.16*	ISDA Schedule to the 2025 Master Agreement dated as of December 18, 2025 between Citibank, N.A. and Arcos Dorados Holdings Inc.
4.17*	ISDA Master Agreement dated as of December 18, 2025 between J.P. Morgan SE and Arcos Dorados B.V.
4.18*	ISDA Schedule to the 2025 Master Agreement dated as of December 18, 2025 between JPMorgan SE, N.A. and Arcos Dorados B.V.
4.19*
Letter of Credit Agreement (Continuing Letter of Credit and Security Agreement – Standby Credits) between Arcos Dorados B.V and Banco Bilbao Vizcaya Argentaria, S.A. New York Branch dated as of October 25, 2025.

8.1*	List of Subsidiaries.
11.1
Standards of Business Conduct of the Company, incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 26, 2019.

12.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
13.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
19.1	Insider Trading Policy, incorporated by reference to Exhibit 19.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 29, 2025.
97.1
Arcos Dorados Holdings Inc. Compensation Recoupment Policy, incorporated herein by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 29, 2024.

101.INS**	Inline XBRL Instance Document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

Exhibit No.	Description
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Inline Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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
Name: Mariano Tannenbaum
Title: Chief Financial Officer

Date: April 30, 2026

Arcos Dorados Holdings Inc.

Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ARCOS DORADOS HOLDINGS INC.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Arcos Dorados Holdings Inc. (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 19, 2026, expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Tax contingencies
Description of the Matter	The Company has operations in Brazil representing 37.8% of the revenues of the group for the year ended December 31, 2025 and maintains a provision for tax contingencies in that country that represents an 80% of the provision for contingencies balance of the group as of December 31, 2025. As described in notes 3 and 19, the Company assesses the likelihood of any adverse judgments in outcomes on its tax positions, including income tax and other taxes, based on the technical merits of a tax position derived from legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position.

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

To test the tax contingencies provision, our audit procedures included, among others, involving personnel with specialized knowledge to assess the technical merits of the Company’s tax positions; assessing the Company’s correspondence with the relevant tax authorities; evaluating third-party tax opinions obtained by the Company; separately corresponding with certain key external tax and legal advisors of the Company, inspecting the minutes of the meetings of the Audit Committee and Board of Directors; obtaining confirmation letters from the Company’s tax director, and evaluating the application of relevant tax law in the Company’s determination of its provision. We assessed the assumptions made by management in relation to the potential outcomes with historical information.

We also evaluated the disclosures included in notes 3 and 19 to the consolidated financial statements in relation to these matters.

/s/ Pistrelli, Henry Martin y Asociados S.A.

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.
Member of Ernst & Young Global Limited
We have served as the Company’s auditor since 2007.

Buenos Aires, Argentina
March 19, 2026

Arcos Dorados Holdings Inc.
Consolidated Statements of Income
For the fiscal years ended December 31, 2025, 2024 and 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2025	2024	2023
Sales by Company-operated restaurants	$4,465,177	$4,266,748	$4,137,675
Revenues from franchised restaurants	213,082	203,414	194,203
Total revenues	4,678,259	4,470,162	4,331,878

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,606,076)	(1,498,853)	(1,457,720)
Payroll and employee benefits	(835,109)	(797,620)	(790,042)
Occupancy and other operating expenses	(1,300,420)	(1,238,220)	(1,154,334)
Royalty fees	(273,018)	(265,382)	(249,278)
Franchised restaurants – occupancy expenses	(89,518)	(83,665)	(83,359)
General and administrative expenses	(312,750)	(279,859)	(285,000)
Other operating income, net	103,025	17,952	1,894
Total operating costs and expenses	(4,313,866)	(4,145,647)	(4,017,839)
Operating income	364,393	324,515	314,039
Net interest expense and other financing results	(13,660)	(47,238)	(32,275)
(Loss) Gain from derivative instruments	(3,078)	941	(13,183)
Foreign currency exchange results	(4,859)	(15,063)	10,774
Other non-operating expenses, net	(1,484)	(3,873)	(1,238)
Income before income taxes	341,312	259,282	278,117
Income tax expense, net	(128,728)	(109,903)	(95,702)
Net income	212,584	149,379	182,415
Less: Net income attributable to non-controlling interests	(468)	(620)	(1,141)
Net income attributable to Arcos Dorados Holdings Inc.	$212,116	$148,759	$181,274

Earnings per share information:
Basic and Diluted net income attributable to Arcos Dorados Holdings Inc. per common share	$1.01	$0.71	$0.86

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Comprehensive Income
For the fiscal years ended December 31, 2025, 2024 and 2023
Amounts in thousands of US dollars

	2025	2024	2023
Net income	$212,584	$149,379	$182,415

Other comprehensive income (loss), net of tax:

Foreign currency translation	96,807	(111,951)	53,304
Cash flow hedges:
Net (loss) gain recognized in accumulated other comprehensive loss	(27,595)	33,150	(17,393)
Reclassification of net loss (gain) to consolidated statements of income	27,635	(26,904)	15,124
Cash flow hedges (net of deferred income taxes of $(1,664), $(1,597) and $896)	40	6,246	(2,269)
Securities available for sale:
Unrealized loss on available for sale securities	(134)	(552)	(1,780)
Reclassification of net loss to consolidated statements of income	4,204	774	1,119
Securities available for sale (net of deferred income taxes $68, $99 and $577).	4,070	222	(661)
Total other comprehensive income (loss)	100,917	(105,483)	50,374
Comprehensive income	313,501	43,896	232,789
Less: Comprehensive income attributable to non-controlling interests	(531)	(540)	(1,136)
Comprehensive income attributable to Arcos Dorados Holdings Inc.	$312,970	$43,356	$231,653

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Balance Sheet
As of December 31, 2025 and 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

ASSETS	2025	2024
Current assets
Cash and cash equivalents	$373,438	$135,064
Short-term investments	48,909	3,529
Accounts and notes receivable, net	164,482	119,441
Other receivables	84,474	42,469
Inventories	66,390	51,650
Prepaid expenses and other current assets	103,900	115,834
Derivative instruments	10,365	416
Total current assets	851,958	468,403
Non-current assets
Miscellaneous	251,531	93,581
Collateral deposits	2,500	2,500
Property and equipment, net	1,308,732	1,127,042
Net intangible assets and goodwill	148,950	66,644
Deferred income taxes	104,250	90,287
Derivative instruments	68,339	79,874
Equity method investments	16,033	14,346
Lease right of use asset	1,133,551	949,977
Total non-current assets	3,033,886	2,424,251
Total assets	$3,885,844	$2,892,654
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$356,606	$347,895
Royalties payable to McDonald’s Corporation	34,099	20,860
Income taxes payable	50,635	39,004
Other taxes payable	93,287	79,462
Accrued payroll and other liabilities	145,460	113,259
Provision for contingencies	1,455	1,199
Interest payable	18,915	7,798
Short-term debt	—	60,251
Current portion of long-term debt	11,776	2,624
Derivative instruments	9,666	1,292
Operating lease liabilities	106,836	92,280
Total current liabilities	828,735	765,924
Non-current liabilities
Accrued payroll and other liabilities	91,801	20,928
Provision for contingencies	49,399	29,157
Long-term debt, excluding current portion	1,125,885	715,974
Derivative instruments	14,201	—
Deferred income taxes	2,757	2,084
Operating lease liabilities	1,000,927	849,158
Total non-current liabilities	2,284,970	1,617,301
Total liabilities	$3,113,705	$2,383,225
Equity
Class A shares of common stock	$389,967	$389,967
Class B shares of common stock	132,915	132,915
Additional paid-in capital	8,659	8,659
Retained earnings	825,946	664,390
Accumulated other comprehensive loss	(567,630)	(668,484)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc. shareholders’ equity	770,490	508,080
Non-controlling interests in subsidiaries	1,649	1,349
Total equity	772,139	509,429
Total liabilities and equity	$3,885,844	$2,892,654

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2025, 2024 and 2023
Amounts in thousands of US dollars

	2025	2024	2023
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	$212,116	$148,759	$181,274
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	197,257	177,354	149,268
Loss (gain) from derivative instruments	3,078	(941)	13,183
Amortization and accrual of letter of credit fees and deferred financing costs	5,943	4,869	4,268
Deferred income taxes	(4,853)	(11,389)	(4,310)
Foreign currency exchange results	11,867	9,051	3,162
Accrued net share-based compensation expense	4,585	953	14,337
Write-off of long-lived assets	6,557	2,650	8,401
Gain on restaurant transactions	(10,701)	(6,550)	(4,008)
Others, net	105	2,402	(6,227)
Changes in assets and liabilities:
Accounts and notes receivables	(39,856)	209	(46,021)
Other receivables	(34,025)	(11,553)	(15,223)
Prepaid expenses and other assets	12,295	(10,447)	(33,211)
Inventories	(9,286)	(4,250)	4,827
Miscellaneous	(147,667)	(18,193)	(7,298)
Accounts payable	2,954	24,460	70,003
Income taxes payable	10,411	(23,055)	7,755
Other taxes payable	12,408	6,542	25,452
Accrued payroll, other liabilities and provision for contingencies	39,617	(25,670)	17,272
Royalties payable to McDonald’s Corporation	12,607	1,079	(719)
Others	10,932	567	(220)
Net cash provided by operating activities	296,344	266,847	381,965
Investing activities
Property and equipment expenditures	(281,350)	(327,636)	(360,097)
Purchases of restaurant businesses paid at acquisition date	(7,057)	(6,083)	(2,081)
Proceeds from sales of property and equipment, restaurant businesses and related advances	2,569	8,210	2,540
Proceeds from short-term investments	88,669	76,114	66,735
Acquisitions of short-term investments	(134,164)	(30,000)	(86,719)
Other investing activity	(3,694)	(936)	(727)
Net cash used in investing activities	(335,027)	(280,331)	(380,349)
Financing activities
Issuance of 2032 Notes	597,498	—	—
Proceeds from sale of 2029 Senior Notes	16,156	—	—
Cash tender, Open Market Repurchases and Settlement at maturity of 2023, 2027 and 2029 Senior Notes	(379,265)	—	(22,941)
Dividend payments to Arcos Dorados Holdings Inc. shareholders	(50,560)	(50,557)	(40,022)
Short and long-term borrowings	176,447	77,240	29,679
Payment of short and other long-term debt	(58,819)	(43,572)	(1,095)
Payments for debt issue costs	(6,720)	—	—
Collection of derivative instruments	1,870	331	30,880
Payments related to derivative instruments and derivative premiums	(708)	(15,274)	(3,296)
Other financing activities	(7,145)	(5,330)	(5,028)
Net cash provided by (used in) financing activities	288,754	(37,162)	(11,823)
Effect of exchange rate changes on cash and cash equivalents	(11,697)	(10,951)	(60,069)
Increase (decrease) in cash and cash equivalents	238,374	(61,597)	(70,276)
Cash and cash equivalents at the beginning of the year	135,064	196,661	266,937
Cash and cash equivalents at the end of the year	$373,438	$135,064	$196,661

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2025, 2024 and 2023
Amounts in thousands of US dollars

	2025	2024	2023
Supplemental cash flow information:
Cash paid during the year for:
Interest	$59,352	$52,004	$47,510
Income tax	116,141	120,847	72,766
Non-cash investing and financing activities:
Exchange of assets	$—	$—	$3,538
Seller financing and others pending of payment	1,260	1,622	1,700
Settlement of franchise receivables related to purchases of restaurant businesses	—	1,434	—
Receivable related to sales of restaurant businesses	3,817	1,140	—
Initial Franchise Fee	67,592	—	—

See Notes to the Consolidated Financial Statements

Arcos Dorados Holdings Inc.
Consolidated Statements of Changes in Equity
For the fiscal years ended December 31, 2025, 2024 and 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Common Stock in treasury		Total	Non-controlling interests	Total
	Number	Amount	Number	Amount				Number	Amount
Balances at December 31, 2022	132,903,607	$389,393	80,000,000	$132,915	$9,206	$424,936	$(613,460)	(2,309,062)	$(19,367)	$323,623	$804	$324,427
Net income for the year	—	—	—	—	—	181,274	—	—	—	181,274	1,141	182,415
Other comprehensive income	—	—	—	—	—		50,379	—	—	50,379	(5)	50,374
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.19 per share)	—	—	—	—	—	(40,022)	—	—	—	(40,022)	—	(40,022)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	60,424	514	—	—	(514)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	27	—	—	—	—	27	—	27
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(382)	(382)
Balances at December 31, 2023	132,964,031	$389,907	80,000,000	$132,915	$8,719	$566,188	$(563,081)	(2,309,062)	$(19,367)	$515,281	$1,558	$516,839
Net income for the year	—	—	—	—	—	148,759	—	—	—	148,759	620	149,379
Other comprehensive loss	—	—	—	—	—	—	(105,403)	—	—	(105,403)	(80)	(105,483)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	—	—	—	—	—	(50,557)	—	—	—	(50,557)	—	(50,557)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	8,088	60	—	—	(60)	—	—	—	—	—	—	—
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(749)	(749)
Balances at December 31, 2024	132,972,119	$389,967	80,000,000	$132,915	$8,659	$664,390	$(668,484)	(2,309,062)	$(19,367)	$508,080	$1,349	$509,429
Net income for the year	—	—	—	—	—	212,116	—	—	—	212,116	468	212,584
Other comprehensive income	—	—	—	—	—	—	100,854	—	—	100,854	63	100,917
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	—	—	—	—	—	(50,560)	—	—	—	(50,560)	—	(50,560)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(231)	(231)
Balances at December 31, 2025	132,972,119	$389,967	80,000,000	$132,915	$8,659	$825,946	$(567,630)	(2,309,062)	$(19,367)	$770,490	$1,649	$772,139

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.    Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a company limited by shares incorporated and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company indirectly owns 100% of the equity interests in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007, ADBV entered into a Stock Purchase Agreement and Master Franchise Agreements (the “Initial MFAs”) with McDonald’s Corporation pursuant to which ADBV acquired the McDonald’s business in Latin America and the Caribbean (“LatAm business”). Prior to this acquisition, the Company did not carry out operations.

Effective from January 1, 2025, the Company entered into two new Master Franchise Agreements (the “MFAs”) with McDonald’s Corporation that replaced the Initial MFAs. The term of the MFAs is 20 years for all of the Territories other than French Guiana, Guadeloupe, Martinique and Saint Martin (French part), which are subject to a term of 10 years with an option to extend such terms for an additional 10 years. The Company’s rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore its ability to conduct its business, derive exclusively from the rights granted by McDonald’s Corporation in the MFAs. The MFAs grant to the Company and its subsidiaries the following:

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

The Company is required to pay to McDonald’s Corporation continuing franchise fees (Royalty fees) on a monthly basis. Payment of monthly royalties is due on the seventh business day of the next calendar month. The amount paid during 2023 and 2024 was 7.0% of gross sales. Under the MFAs, the royalty rate to be paid is equal to the 6.0% of gross sales during the first ten years, 6.25% for the subsequent five years and 6.5% for the final five years.

Pursuant to the MFAs, McDonald’s Corporation has the right to (a) terminate the MFAs, or (b) exercise a call option over the Company’s shares or any MF subsidiary, if the Company or any MF subsidiary (i) fails to comply with the McDonald’s system (as defined in the MFAs), (ii) files for bankruptcy, (iii) defaults on its financial debt payments, (iv) substantially fails to achieve targeted openings and reinvestments requirements, or (v) upon the occurrence of any other event of default as defined in the MFAs.

The Company has operations in twenty-one territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas (USVI), Venezuela and, since July 2025, Saint Martin (French part) and Sint Maarten (Dutch part), together “St. Martin”. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchise agreements (franchisees).

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
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

Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, have been considered to be highly inflationary, and as such, the financial statements of these subsidiaries are remeasured as if their functional currency was the reporting currency of the immediate parent company (US dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment.

In addition, in these territories, there are foreign currency restrictions. Since 2019, Argentina adopted several measures including, among others: (i) taxes to increase the official exchange rate for certain services and goods, (ii) approvals required from the Central Bank of Argentina to access foreign currency to settle imports of goods or services or to pay dividends or principal and interest on financial payables to foreign parties. Since 2024 and continuing through 2025, deregulations were implemented including, among others: payment deadlines of imports of goods may be paid when nationalized while services may be paid once accrued, instruments available for the payment of past-due dividends and free access to foreign currency for future dividend payments.

Venezuela’s currency restrictions have been in place for several years under different foreign exchange regulations. Although in 2019, the Central Bank of Venezuela loosened those restrictions by permitting financial institution to participate as intermediaries in foreign currency operations, the Company’s ability to immediately access cash through repatriations continues to be limited. Additionally, the Venezuelan market is subject to price controls. Its government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. However, the Company was able to increase prices during the fiscal year ended December 31, 2025.

As of December 31, 2025, Argentina’s and Venezuela’s net nonmonetary asset positions, comprised primarily of fixed assets, were $186.5 million and $24.2 million, respectively.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, from the date of its acquisition, to be cash equivalents.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Short-term investments

As of December 31, 2025, Short-term investments consist of time deposits, available for sale and held to maturity securities with a maturity of more than three months at the time of acquisition. As of December 31, 2024, Short-term investments consist of available for sale securities with a maturity of more than three months at the time of acquisition.

Time deposits and held to maturity securities are measured at cost plus accrued interest and charges are recognized immediately in earnings, within “Net interest expense and other financing results”.

Available for sale securities are measured at fair value and changes are reported through other comprehensive income (loss).

See Note 23 for additional information.

Revenue recognition

The Company’s revenues consist of sales by Company-operated restaurants and revenues from restaurants operated by franchisees. Sales by Company-operated restaurants are recognized at the point of sale. The Company presents sales net of sales tax and other sales-related taxes. Revenues from restaurants operated by franchisees include rental income, initial franchise fees and royalty income. Rental income is measured on a monthly basis based on the greater of a fixed rent, computed on a straight-line basis, or a certain percentage of gross sales reported by franchisees. Initial franchise fees represent the difference between the amount the Company collects from the franchisee and the amount the Company pays to McDonald’s Corporation upon the opening of a new restaurant. Royalty income represents the difference, if any, between the royalty the Company collects from the franchisee and the royalty the Company pays to McDonald’s Corporation. Royalty income is recognized in the period earned.

Since 2023, the Company has offered a loyalty program in which customers in certain territories are awarded loyalty points when purchases at Company-operated and franchised restaurants are completed. Loyalty points can be redeemed for free products.

The Company defers revenue associated with the estimated selling price of points earned towards free products as each point is earned and a corresponding liability is established in deferred revenue. This deferral is based on the estimated value of the product for which the reward is expected to be redeemed, net of estimated unredeemed points. Loyalty points expire six months after issuance.

When a customer redeems an earned reward, the Company recognizes revenue for the redeemed product and reduces the related deferred revenue.

Accounts and notes receivable and allowance for doubtful accounts

Accounts receivable primarily consist of royalty and rent receivables due from franchisees, debit, credit and delivery vendor receivables. Accounts receivable are initially recognized at fair value and do not bear interest. Notes receivable relates to interest-bearing financing granted to certain franchisees in connection with the acquisition of equipment and third-party suppliers. The Company maintains an allowance for doubtful accounts in an amount that it considers sufficient to cover the expected credit losses. In judging the adequacy of the allowance for doubtful accounts, the Company follows ASC 326 “Financial Instruments - Credit Losses” considering remote risks of loss by analyzing multiple factors such as historical bad debt experience, the aging of the receivables, the current economic environment and future economic conditions.

Other receivables

Other receivables are reported at the amount expected to be collected.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Inventories

Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis.

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Property costs include costs of land and building for both Company-operated and franchised restaurants while equipment costs primarily relate to Company-operated restaurants. Cost of property and equipment acquired from McDonald’s Corporation (as part of the acquisition of LatAm business) was determined based on its estimated fair market value at the acquisition date, then partially reduced by the allocation of the negative goodwill that resulted from the purchase price allocation. Cost of property and equipment acquired or constructed after the acquisition of the LatAm business in connection with the Company’s restaurant reimaging and extension program is comprised of acquisition and construction costs and capitalized internal costs. Capitalized internal costs include payroll expenses related to employees fully dedicated to restaurant construction projects and related travel expenses. Capitalized payroll costs are allocated to each new restaurant location based on the actual time spent on each project. The Company commences capitalizing costs related to construction projects when it becomes probable that the project will be developed, when the site has been identified and the related profitability assessment has been approved. Maintenance and repairs are expensed as incurred. Accumulated depreciation is calculated using the straight-line method over the following estimated useful lives: buildings – up to 40 years; leasehold improvements – the lesser of useful lives of assets or lease terms which generally include renewal options; and equipment 3 to 10 years.

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

The Company is required to pay to McDonald’s Corporation an initial franchise fee upon opening of a new restaurant. The initial franchise fee related to Company-operated restaurants is capitalized as an intangible asset and amortized on a straight-line basis over the term of the franchise. As a consequence of the entry into the MFAs, the Company is required to pay to McDonald’s Corporation a franchise fee in respect of each Company-operated restaurant in operation as of January 1, 2025, which as of December 31, 2025 amounts to $67,592. The related liability is included within Accrued payroll and other liabilities, non-current portion, and is payable in two equal installments on August 1, 2027, and August 1, 2037.

A reacquired franchise right is recognized as an intangible asset as part of the business combination in the acquisition of franchised restaurants apart from goodwill with an assigned amortizable life limited to the remaining contractual term (i.e., not including any renewal periods). The value assigned to the reacquired franchise right excludes any amounts recognized as a settlement gain or loss and is limited to the value associated with the remaining contractual term and operating conditions for the acquired restaurants. The reacquired franchise right is measured using a valuation technique that considers the restaurant's cash flows after payment of an at-market royalty rate to the Company. The cash flows are projected for the remaining contractual term, regardless of whether market participants would consider potential contractual renewals in determining its fair value.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
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

The Company assessed all markets for impairment indicators during the fourth quarter of 2025, 2024 and 2023. As a result of those assessments, the Company concluded that the second step was required to be performed as a component of the impairment testing of its long-lived assets on a per store basis, in: Aruba, Peru, USVI, Venezuela and Trinidad and Tobago, for the fiscal year ended December 31, 2025; Aruba, Peru, USVI, Venezuela, Colombia and Trinidad and Tobago, for the fiscal year ended December 31, 2024; and Aruba, Peru, USVI, Venezuela, Curaçao, Colombia and Trinidad and Tobago, for the fiscal year ended December 31, 2023.

As a result of the impairment testing the Company recorded the following impairment charges, for the markets indicated below, within Other operating income, net on the consolidated statements of income:

Fiscal year	Markets	Total
2025	Trinidad & Tobago, USVI, Aruba and Peru	$922
2024	Trinidad & Tobago, USVI, Colombia, Venezuela and Peru	1,067
2023	Trinidad & Tobago, Aruba, Colombia, Venezuela and Peru	2,626

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

During the fiscal years 2025, 2024 and 2023 the Company has not recorded any impairment charges for Goodwill.

In assessing the recoverability of the long-lived assets and goodwill, the Company considers changes in economic conditions and makes assumptions regarding estimated future cash flows and other factors. Estimates of future cash flows are highly subjective judgments based on the Company’s experience and knowledge of its operations. These estimates can be significantly impacted by many factors including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $174,107, $184,145 and $175,043 in 2025, 2024 and 2023, respectively. Advertising expenses related to franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to franchised operations were $56,147, $52,761 and $51,054 in 2025, 2024 and 2023, respectively.

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

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

As of December 31, 2025 and 2024, the amounts under the accounts payable services arrangement and included in Accounts Payable in the Balance Sheet are $14,226 and $14,849, respectively. Presented below is the roll forward information about these accounts payable services:

Amount
Confirmed obligations outstanding amount as of December 31, 2023	$13,650
Invoices confirmed during the year	80,655
Confirmed invoices paid during the year	(77,653)
Currency translation	(1,803)
Confirmed obligations outstanding amount as of December 31, 2024	$14,849
Invoices confirmed during the year	94,807
Confirmed invoices paid during the year	(96,482)
Currency translation	1,052
Confirmed obligations outstanding amount as of December 31, 2025	$14,226

Share-based compensation
The Company recognizes compensation expense related to the share-based compensation on a straight-line basis over the requisite service period. As a consequence, when the award includes multiple vesting periods, it is considered as multiple awards. The accrued liability is remeasured at the end of each reporting period until settlement. See Note 18 for more details.

Derivative instruments

The Company utilizes certain derivative instruments to manage its interest rate and foreign currency rate exposures. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. All derivatives are recognized as either assets or liabilities in the balance sheets and are measured at fair value. Additionally, the fair value adjustments will affect either other comprehensive income (loss) or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. For those instruments that qualify for hedge accounting, the Company documents its risk management objective and strategy for undertaking hedging transactions, as well as all relationships between hedging instruments and hedged items. See Note 14 for details of the outstanding derivative instruments.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Leases

The Company leases locations through ground leases (the Company leases the land and owns the building) and through improved leases (the Company leases land and buildings). The operating leases are mainly related to restaurant and dessert center locations. The average lease term is 19 years and, in many cases, include renewal options provided by the agreement or government’s regulations, that are reasonably certain to be exercised. Typically, renewal options are considered reasonably assured of being exercised if the associated asset lives of the building or leasehold improvements exceed the initial lease term, and the sales performance of the restaurant remains strong. Therefore, their associated payments are included in the measurement of the right-of-use asset and lease liability. Although certain leases contain purchase options, it is deemed not to be reasonably certain that the Company will exercise them. In addition, many agreements include escalation amounts that vary by reporting unit, for example, including fixed-rent escalations, escalations based on an inflation index, and fair value adjustments. According to rental terms, the Company pays monthly rent based on the greater of a fixed rent or a certain percentage of the Company’s gross sales. The lease agreements do not contain any material residual value guarantees or material restrictive covenants. In addition, the Company is the lessee under non-cancelable leases covering certain offices and warehouses.

Lease right of use assets represent the Company’s right to use an underlying asset for the lease term and operating lease liabilities represents the Company’s obligation to make lease payments arising from the lease. Lease right of use assets and operating lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term.

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

During 2025, the Company approved and executed plans to restructure and further improve efficiencies in its operations (Reorganization and Optimization Plan). Restructuring costs are related to one-time termination benefits. As of December 31, 2025 $8,721 ($2,952 in Brazil, $1,665 in NOLAD, $1,420 in SLAD, and $2,684 in Corporate) was recorded within General and Administrative Expenses item in the consolidated income statement.

The total amount expected to be incurred in connection with the Reorganization and Optimization Plan is $9,950.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
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

The Company assesses the likelihood of any adverse judgments or outcomes on its tax positions, including income tax and other taxes, based on the technical merits of a tax position derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position. See Note 17 and 19 for details.

Comprehensive income

Comprehensive income includes net income as currently reported under generally accepted accounting principles and also includes the impact of other events and circumstances from non-owner sources which are recorded as a separate component of shareholders’ equity. The Company reports foreign currency translation, unrealized results on cash flow hedges, as well as securities available for sale as components of comprehensive income.

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

As of December 31, 2025, 2024 and 2023, the Company recorded a (loss) gain of $(528), $54 and $1,492, respectively, included within “Other operating income, net” related to the equity method of its investments in companies.

Recent accounting pronouncements

Income Taxes

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The pronouncement expands the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. This standard was adopted prospectively by the Company.

Income Statement Expenses - Disaggregation

In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The pronouncement expands the disclosure requirements for expenses, specifically by providing more detailed information about the types of expenses in commonly presented expense captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is currently in the process of determining the impact that ASU 2024-03 will have on the Company's consolidated financial statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Credit Losses

In July 2025, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2025-05, Credit Losses (Topic 326): “Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The pronouncement provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. It also applies when assets are acquired in transactions accounted for under ASC 805, Business Combinations. The amendments in this ASU are effective for all entities for annual reporting periods beginning after 15 December 2025 and interim reporting periods within those annual reporting periods. The Company does not expect to have a material impact by the adoption of the ASU 2025-05 on the Company’s consolidated financial statements.

Internal-use Software

In September 2025, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2025-06, which clarifies and modernizes the accounting for costs related to internal-use software in Accounting Standards Codification (ASC) 350-40, “Intangibles — Goodwill and Other — Internal-Use Software”. The pronouncement removes all references to project stages throughout ASC 350-40 and clarifies the threshold entities apply to begin capitalizing costs. ASU 2025-06 is effective for fiscal years beginning after 15 December 2027, and interim periods within those fiscal years. Entities may apply the guidance using a prospective, retrospective or modified transition approach. Early adoption is permitted. The Company is currently in the process of determining the impact that ASU 2025-06 will have on the Company’s consolidated financial statements.

Interim Reporting

In December 2025, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2025-11, which clarifies the guidance in Accounting Standards Codification ASC 270, “Interim Reporting”, and creates a comprehensive list of interim disclosures in ASC 270 that are required in interim financial statements and the accompanying notes under US GAAP. ASU 2025-11 is effective for interim periods beginning after 15 December 2027. Early adoption is permitted. The Company is currently in the process of determining the impact that ASU 2025-11 will have on the Company’s consolidated interim condensed financial statements.

No other new accounting pronouncement issued or effective during the fiscal year had or is expected to have a material impact on the Company’s consolidated financial statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.    Acquisition of businesses

During fiscal years 2025, 2024 and 2023, the Company acquired certain franchised restaurants in certain territories. Presented below is supplemental information about these acquisitions:

Purchases of restaurant businesses:	2025	2024	2023
Property and equipment	$7,522	$925	$2,063
Identifiable intangible assets	9,180	2,902	2,760
Goodwill	1,789	3,992	4,380
Liabilities assumed	—	—	(154)
Gain on restaurant transactions	(6,699)	—	—
Purchase price	11,792	7,819	9,049
Seller financing	(4,125)	(302)	(3,430)
Escrow	(610)	—	—
Exchange of assets	—	—	(3,538)
Settlement of franchise receivables	—	(1,434)	—
Net cash paid at acquisition date	$7,057	$6,083	$2,081

5.    Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year end:

	2025	2024
Receivables from franchisees	$56,989	$46,320
Debit and credit card receivables	61,584	28,492
Delivery sales receivables	37,711	36,983
Meal voucher receivables	7,490	7,081
Notes receivable	1,388	859
Allowance for doubtful accounts	(680)	(294)
	$164,482	$119,441

6.    Other Receivables

Other Receivables consist of the following at year end:

	2025	2024
Tax Credits (i)	$50,668	$9,622
Related parties receivables	10,390	9,064
Insurance claim receivables	4,711	5,670
Others	18,705	18,113
	$84,474	$42,469

(i) See note 8 for further information about the Brazilian federal tax credit.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated
7.    Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year end:

	2025	2024
Prepaid taxes	$44,734	$60,371
Prepaid expenses	41,759	37,979
Promotional items and related advances	17,173	16,774
Others	234	710
	$103,900	$115,834

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated
8.    Miscellaneous

Miscellaneous consist of the following at year end:

	2025	2024
Tax credits (i)	$191,235	$51,080
Judicial deposits	27,704	19,770
Notes receivable	6,145	5,145
Rent deposits	7,640	4,167
Others	18,807	13,419
	$251,531	$93,581

(i) As of December 31, 2025, the Company’s Brazilian subsidiary recognized a federal tax credit related to the period from 2016 through 2023 amounting to $174,120, of which $34,824 was classified as current within Other Receivables, and $139,296 as non-current within Miscellaneous in the consolidated balance sheet. During 2025, the related benefit was recorded within “Other Operating income, net” and “Net interest expense and other financing results” in the consolidated income statement for $114,623 and $56,453, respectively. The subsidiary will apply the credit against future Brazilian federal tax payments.

9.    Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2025	2024
Land	$128,120	$123,129
Buildings and leasehold improvements	1,284,776	997,305
Equipment	1,253,598	1,123,928
Total cost	2,666,494	2,244,362
Total accumulated depreciation	(1,357,762)	(1,117,320)
	$1,308,732	$1,127,042

 Total depreciation expense for fiscal years 2025, 2024 and 2023 amounted to $166,861, $153,535 and $130,585, respectively.

10.    Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

	2025	2024
Net intangible assets (i)
Computer software cost	$148,258	$130,858
Initial franchise fees	87,350	16,101
Reacquired franchised rights	31,481	20,911
Total cost	267,089	167,870
Total accumulated amortization	(134,745)	(114,567)
Subtotal	132,344	53,303

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Goodwill (ii)	2025	2024
Brazil	8,044	7,166
Chile	3,616	3,273
Mexico	1,806	1,562
Saint Martin	1,789	—
Argentina	1,276	1,276
Colombia	75	64
Subtotal	16,606	13,341
	$148,950	$66,644

(i)Total amortization expense for fiscal years 2025, 2024 and 2023 amounted to $30,396, $23,819 and $18,683, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows: $24,444 for 2026, $19,954 for 2027; $15,056 for 2028; $5,484 for 2029; $5,131 for 2030; and thereafter $62,275.
(ii)Related to the acquisition of franchised restaurants and non-controlling interests.

11.    Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following at year end:

	2025	2024
Current:
Accrued payroll	$110,441	$89,324
Other liabilities	7,263	6,982
Deferred Income Loyalty Program	16,565	6,821
Phantom RSU award liability	3,989	5,239
Accrued expenses	7,202	4,893
	$145,460	$113,259
Non-current:
Initial Franchise Fee	$73,284	$5,015
Phantom RSU award liability	3,210	3,900
Deferred income	5,973	5,212
Security deposits	8,724	6,801
Other liabilities	610	—
	$91,801	$20,928

12.    Short-term debt

Short-term debt consists of the following at year-end:

	2025	2024
Bank overdrafts	$—	$686
Short-term bank loans	—	55,065
Revolving Credit Facility	—	4,500
Total	$—	$60,251

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Short-term bank loans

As of December 31, 2024, the Company had drawn short-term bank loans in Chile, Uruguay, Puerto Rico and Panama, amounting to $55,065.

The following table presents the information related to short-term bank debt:

				Principal as of
Territories	Entity	Currency	Annual interest rate	December 31, 2025	December 31, 2024	Maturity
Panama	Citibank N.A.	USD	SOFR + 2.10%	$—	$5,000	February, 2025
Puerto Rico	Citibank N.A.	USD	SOFR + 2.10%	—	14,000	February, 2025
Chile	Banco de Chile	CLP	6.84%	—	8,677	March, 2025
	Banco Itaú Chile		7.53%	—	17,388	June, 2025
Uruguay	Banco Itaú Uruguay S.A.	USD	5.74%	—	8,000	May, 2025
	Banco Bilbao Vizcaya Argentaria Uruguay S.A.		5.55%	—	2,000
Total				$—	$55,065

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated
13.    Long-term debt

Long-term debt consists of the following at year-end:

	2025	2024
2032 Notes	$600,000	$—
2029 Notes	350,000	334,200
2027 Notes	—	379,265
Long-term bank loans	184,994	—
Finance lease obligations	11,672	9,087
Other long-term borrowings	2,193	2,791
Subtotal	1,148,859	725,343
Discounts and premiums on Notes	(4,229)	(3,956)
Deferred financing costs (“DFC”)	(6,969)	(2,789)
Total	1,137,661	718,598
Current portion of long-term debt	11,776	2,624
Long-term debt, excluding current portion	$1,125,885	$715,974

The following table presents additional information related to the 2032, 2029 and 2027 Notes (the “Notes”):

			Principal as of December 31,
	Annual interest rate	Currency	2025	2024	Maturity
2032 Notes	6.375%	USD	$600,000	$—	January 29, 2032
2029 Notes	6.125%	USD	$350,000	$334,200	May 27, 2029
2027 Notes	5.875%	USD	—	379,265	April 4, 2027

The following table presents additional information for the fiscal years ended December 31, 2025, 2024 and 2023:

	Interest Expense (i)			DFC Amortization (i)			Amortization of Premium/Discount, net (i)
	2025	2024	2023	2025	2024	2023	2025	2024	2023
2032 Notes	35,274	—	—	773	—	—	343	—	—
2029 Notes	20,469	20,469	20,511	469	469	527	665	691	695
2027 Notes	4,193	22,282	22,218	886	457	466	866	460	478

(i)These charges are included within “Net interest expense and other financing results” in the consolidated statements of income.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

2027 Notes

In April 2017, the Company issued Senior Notes for an aggregate principal amount of $265 million, which were due in 2027 (the “2027 Notes”). The proceeds from this issuance of the 2027 Notes were used to repay certain loans signed by the Company’s Brazilian subsidiary, unwind the related derivative instruments, pay the principal and premium on the 2023 Notes and for general purposes. In addition, on September 11, 2020, the Company issued additional 2027 Notes for an aggregate principal amount of $150 million at a price of 102.250%. The proceeds from the second issuance were used mainly to repay short-term indebtedness which had been drawn during 2020 in order to maintain liquidity affected by the effects of COVID-19. Periodic payments of principal are not required, and interest is paid semi-annually commencing on October 4, 2017. The Company capitalized as DFC $3,001 of financing costs related to the first issuance of 2027 Notes and $2,000 related to the second issuance.

On January 29, 2025, the Company repurchased 35.27% of the outstanding principal of 2027 Notes for a total amount of $136,145 plus accrued and unpaid interest. Additionally, on April 4, 2025, the Company redeemed all remaining outstanding 2027 Notes at a redemption price of 100%, which represented a total amount of $243,120 plus accrued and unpaid interest.

The following table summarizes the activity of 2027 Notes as of December 31, 2025:

Transaction	Date	Principal Amount	Average Price	Early Redemption Price	Total payment (i)
Issuance	April 4, 2017	$265,000	—	—	$—
Additional issuance	September 11, 2020	$150,000	—	—	$—
Additional issuance of 2027 Notes related to 2023 exchange	October 13, 2020	$138,354	—	—	$—
Open market repurchases	During 2021	$(17,368)	105.74%	—	$(18,364)
Cash Tender	May 13, 2022	$(150,000)	99.94%	103.00%	$(154,407)
Open market repurchases	During 2022	$(4,721)	98.01%	—	$(4,627)
Open market repurchases	During 2023	$(2,000)	95.20%	—	$(1,904)
Cash Tender	January 29, 2025	$(136,145)	100.00%	100.00%	$(136,145)
Optional full redemption	April 4, 2025	$(243,120)	100.00%	—	$(243,120)
Principal amount of 2027 Notes as of December 31, 2025:		$—

(i) Not including accrued and unpaid interest

The results related to the aforementioned transactions and the accelerated amortization of the related DFC were recognized as net interest expense and other financing results within the consolidated statements of income.

2029 Notes

In April, 2022, the Company’s subsidiary ADBV issued sustainability-linked Senior Notes for an aggregate principal amount of $350 million which mature in 2029 (the “2029 Notes”). Interest on the notes accrues at a rate of 6.125% per annum from April 27, 2022 and, from and including May 27, 2026, the interest rate payable on the 2029 Notes may increase to 6.250% per annum or 6.375% per annum if either or both Sustainability Performance Targets (SPT), respectively, have not been satisfied by December 31, 2025. The SPT to be satisfied are:

(i) Reductions of greenhouse gas emissions by 15% in restaurants and offices.
(ii) Reductions of greenhouse gas emissions by 10% in supply chain.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Periodic payments of principal are not required and interest is paid semi-annually commencing on November 27, 2022. The 2029 Notes are guaranteed on a senior unsecured basis by the Company and certain of its subsidiaries. The proceeds from 2029 Notes were mainly used by the Company to fund the tender offers for 2023 and 2027 Notes and the redemption of the 2023 Notes that was effected during 2022. The Company capitalized as DFC $2,651 of financing costs related to the issuance of 2029 Notes, which are being amortized over the life of the notes.

In September 2025, ADBV sold certain 2029 Notes that it had repurchased during 2022 and 2023, representing an aggregate principal amount of $15,800, for a total of $16,156 plus accrued and unpaid interest.

The following table summarizes the activity of 2029 Notes as of December 31, 2025:

Transaction	Date	Principal Amount	Average Price	Total (payment) / collection (i)
Issuance	April 27, 2022	$350,000	—	$—
Open market repurchases	During 2022	$(12,800)	93.87%	$(12,015)
Open market repurchases	During 2023	$(3,000)	93.76%	$(2,813)
Sale	During 2025	$15,800	102.25%	$16,156
Principal amount of 2029 Notes as of December 31, 2025:		$350,000

(i) Not including accrued and unpaid interest

On January 30, 2026, the Company announced the commencement of an offer to purchase for cash up to $150 million of its outstanding 2029 Notes, which resulted in the redemption on February 17, 2026 of 38.51% of the outstanding principal, for a total amount of $134,796 plus accrued and unpaid interest. Additionally, on March 4, 2026, the Company redeemed $400 plus accrued and unpaid interest upon settlement of the tender offer previously mentioned.

2032 Notes

On January 29, 2025, ADBV issued Senior Notes for an aggregate principal amount of $600 million which mature in 2032 (the "2032 Notes"). The 2032 Notes are guaranteed on a senior unsecured basis by the Company and certain of its subsidiaries. Periodic payments of principal are not required and interest on the 2032 Notes accrues at a rate of 6.375% per annum and is payable semi-annually commencing on July 29, 2025. The Company capitalized as DFC $5,761 of financing costs related to the issuance of 2032 Notes.

The proceeds of the 2032 Notes were used (i) to fund the cash tender offer for the 2027 Notes, which resulted in the repurchase on January 29, 2025 of 35.27% of the outstanding principal amount of 2027 Notes for a total amount of $136,145 plus accrued and unpaid interest; (ii) to redeem all remaining outstanding 2027 Notes on April 4, 2025 at a redemption price of 100%, which represented a total amount of $243,120 plus accrued and unpaid interest; and (iii) for general corporate purposes.

The following table summarizes the activity of 2032 Notes as of December 31, 2025:

Transaction	Date	Principal Amount
Issuance	January 29, 2025	$600,000
Principal amount of 2032 Notes as of December 31, 2025:		$600,000

The 2029 Notes and 2032 Notes are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of the Company’s and guarantors’ existing and future secured

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. In addition, the indenture governing the 2029 and 2032 Notes, limits the Company’s and its subsidiaries’ ability to incur in additional indebtedness and make certain restricted payments, including dividends. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occur, would permit or require the principal, premium, if any, and interest on all of the then-outstanding Notes to be due and payable immediately.

The 2029 and 2032 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Long-term bank loans

On December 19, 2025, the Company, through its Brazilian Subsidiary, entered into separate bank loans under the 4131 Brazilian Law (“4131 Bank Loans”) for $50,000 each with Citibank, N.A, Bank of America, N.A. and JP Morgan Chase Bank, N.A. The principal is due entirely at maturity. Additionally, the Company capitalized as DFC $562 of financing costs related to the 4131 Bank Loans. The obligations of the Brazilian subsidiary under the 4131 Bank Loans are guaranteed by the Company on an unconditional basis.

The obligations of the Company, and the Brazilian Subsidiary for the 4131 Bank Loans include customary covenants including, among others, restrictions on the ability of the Company and the guarantor to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws.

In addition, for the 4131 Bank Loans, the Company is required to comply, as of the last day of each quarter, with a consolidated net indebtedness to EBITDA ratio of less than 3.00x. As of December 31, 2025, this ratio was 1.15x and as such the Company was in compliance.

The proceeds of the loan were used to fund the cash tender offer of the 2029 Notes, which resulted in the redemption on February 17, 2026 of 38.51% of the outstanding principal, for a total amount of $134,796 plus accrued and unpaid interest, and for general corporate purposes.

Furthermore, on the same date the Company, through ADBV and its subsidiary in Brazil entered into certain derivative instruments not designated as hedge accounting to mitigate the exposure to variability in expected future cash flows related to the principal and interest due on the 4131 Bank Loans.

Additionally, as of December 31, 2025, the Company had drawn long-term bank loans in Uruguay and Chile.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table presents additional information related to long-term bank loans:

				Principal as of
Territories	Entity	Currency	Annual interest rate	December 31, 2025	December 31, 2024	Maturity
Chile	Banco Itaú Chile	CLP	5.65%	$9,994	$—	January 2027
Brazil	Citibank, N.A.	USD	4.39%	50,000	—	January 2029
	Bank of America, N.A.		4.40%	50,000	—
	JPMorgan Chase Bank, N.A.		4.71%	50,000	—
Uruguay	Banco Itaú Uruguay S.A.	USD	3.90%	8,000	—	November 2026
			4.31%	9,500	—	January 2027
	Banco Bilbao Vizcaya Argentaria Uruguay S.A.		3.95%	2,000	—	November 2026
			4.10%	5,500	—	January 2027
Total				$184,994	$—

The following table presents additional information for the fiscal years ended December 31, 2025, 2024 and 2023:

	Interest Expense (i)			DFC Amortization (i)
	2025	2024	2023	2025	2024	2023
Long-term bank loans	$2,383	$—	$—	$15	$—	$—

(i)These charges are included within “Net interest expense and other financing results” in the consolidated statements of income.

Syndicated Revolving Credit Facility

On September 30, 2025, the Company and ADBV entered into a $200 million Syndicated Revolving Credit Facility with JP Morgan Chase Bank, N.A., Banco Bilbao Vizcaya Argentaria, S.A. New York Branch, Banco Santander (Brasil) S.A. - Grand Cayman Branch, Bank of America, N.A., BNP Paribas, Banco de Crédito del Perú and Firstbank Puerto Rico (the “Syndicated Revolving Credit Facility”). The Syndicated Revolving Credit Facility has a four-year maturity, beginning September 30, 2025, with an optional one-year extension, and an interest rate of SOFR plus 2.10% to 2.40%.

This Syndicated Revolving Credit Facility permits the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Principal is due upon maturity. However, prepayments are permitted without premium or penalty.

The obligations of the Company and ADBV under the Syndicated Revolving Credit Facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. The Syndicated Revolving Credit Facility includes customary covenants including, among others, restrictions on the ability of the Company, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; and (v) engage in substantially different lines of business.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

In addition, the Company is required to comply, as of the last day of each quarter, with a consolidated net indebtedness to EBITDA ratio of less than 3.00x. As of December 31, 2025, this ratio was 1.15x and as such the Company was in compliance.

The Syndicated Revolving Credit Facility provides for customary events of default which would permit the lenders to terminate their commitments to provide loans and/or to declare all sums outstanding under the loan documents immediately due and payable.

As of December 31, 2025, no amounts are due in connection with the Syndicated Revolving Credit Facility.

Before entering into the Syndicated Revolving Credit Facility, the Company maintained revolving credit facilities with J.P. Morgan, Itaú Unibanco S.A. and Banco Santander (Brasil) S.A. for $25,000 each. These revolving credit facilities have been terminated.

Other required disclosure

As of December 31, 2025, future payments related to the Company’s long-term debt are as follows:

	Principal	Interest	Total
2026	$11,776	$68,336	$80,112
2027	26,210	69,196	95,406
2028	1,370	67,345	68,715
2029	501,384	49,646	551,030
2030	1,446	38,741	40,187
Thereafter	606,673	58,000	664,673
Total payments	1,148,859	351,264	1,500,123
Interest	—	(351,264)	(351,264)
Discounts and premiums on Notes	(4,229)	—	(4,229)
Deferred financing costs ("DFC")	(6,969)	—	(6,969)
Long-term debt	$1,137,661	$—	$1,137,661

14.    Derivative instruments

The Company’s derivatives that are designated for hedge accounting consist of cross-currency interest rate swaps, forward contracts, principal only swaps, call spreads, interest coupon only swaps, and sustainability linked ESG principal only swaps. All these derivatives are classified as cash flow hedges. Further details are in the “Derivatives designated as hedging instruments” section.

Additionally, the Company enters into certain derivatives that are not designated for hedge accounting. The Company has entered into forward contracts, call spreads and cross-currency interest rate swaps to mitigate the impacts of foreign currency fluctuations on foreign currency denominated liabilities. Further details are in the “Derivatives not designated as hedging instruments” section.

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2025 and 2024:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

		Assets			Liabilities
Type of Derivative	Balance Sheets Location	2025	2024	Balance Sheets Location	2025	2024
Derivatives designated as hedging instruments
Cash Flow hedge
Forward contracts	Other receivables	$489	$2,093	Accrued payroll and other liabilities	$(2,642)	$—
Forward contracts	Derivative instruments	—	—	Derivative instruments	(2,428)	—
Principal only swap	Derivative instruments	—	—	Derivative instruments	(1,429)	—
Call spread + coupon-only swap	Derivative instruments	12,646	16,998	Derivative instruments	(1,172)	(179)
Sustainability-linked ESG principal only swap	Derivative instruments	22,939	25,617	Derivative instruments	(233)	(207)
Cross-currency interest rate swap	Derivative instruments	30,284	37,627	Derivative instruments	(1,323)	(620)
Subtotal		$66,358	$82,335		$(9,227)	$(1,006)
Derivatives not designated as hedging instruments
Forward contracts	Derivative instruments	$—	48	Derivative instruments	$—	(286)
Cross-currency interest rate swap	Derivative instruments	12,815	$—	Derivative instruments	(17,282)	$—
Call spread	Derivative instruments	20	—	Derivative instruments	—	—
Subtotal		$12,835	$48		$(17,282)	$(286)
Total derivative instruments		$79,193	$82,383		$(26,509)	$(1,292)

Derivatives designated as hedging instruments

Cash flow hedges

The Company has entered into various forward contracts in a few territories to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges results in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of December 31, 2025, the Company estimated that the entire amount of net derivative gains or losses related to its cash flow hedges included in accumulated other comprehensive loss will be reclassified into earnings within the next 12 months.

Moreover, the Company has entered into certain instruments designated as cash flow hedges to reduce the exposure to variability in expected future cash flows related to intercompany loans (principal and interest). As of December 31, 2025, the Company estimated that the entire amount of net derivative gains or losses related to its cash flow hedges included in accumulated other comprehensive loss will be reclassified into earnings within the next 4 years.

As of December 31, 2024 and 2023, for certain call spreads, the Company’s Brazilian subsidiary paid a one-time net premium of $8,894 and $2,581, respectively, to buy the options.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table presents the notional amounts of the Company’s outstanding derivative instruments classified as cash flow hedges:

	Notional amount as of December 31,
	2025	2024
Forward contracts	$98,819	$48,799
Call spread + coupon-only swap	89,000	89,000
Cross-currency interest rate swap	80,000	80,000
Sustainability-linked ESG principal only swap	50,000	50,000
Principal only swap	15,000	—

Additional disclosures

The following table presents the pretax amounts affecting income and other comprehensive income (loss) for the fiscal years ended December 31, 2025, 2024 and 2023 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	(Loss) Gain Recognized in Accumulated OCI on Derivative			Loss (Gain) Reclassified from Accumulated OCI into income (loss)
	2025	2024	2023	2025	2024	2023
Forward contracts	$(8,220)	$4,317	$(6,710)	$4,505	$(807)	$6,172
Principal only swap	(2,419)	—	—	2,619	—	—
Cross-currency interest rate swaps	(13,775)	24,628	(14,730)	11,463	(17,632)	10,913
Call spread	(2,395)	2,469	30	14,824	(9,637)	2,385
Coupon-only swap	(5,862)	4,635	(263)	553	(472)	(1,752)
Sustainability-linked ESG principal only swap	(5,916)	12,142	(1,224)	6,327	(11,800)	2,014
Total	$(38,587)	$48,191	$(22,897)	$40,291	$(40,348)	$19,732

The net (loss) gain reclassified from accumulated OCI into income is presented as follows:

Adjustment to:	2025	2024	2023
Food and paper	$(3,073)	$807	$(6,172)
Net interest expense and other financing results	(3,663)	(1,419)	(181)
Loss from derivative instruments	—	—	(6)
Foreign currency exchange results	(33,555)	40,960	(13,373)
Total	$(40,291)	$40,348	$(19,732)

Derivatives not designated as hedging instruments

The Company has entered into certain derivatives that are not designated for hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately within “(Loss) Gain from derivative instruments”.

For the fiscal years ended December 31, 2025, 2024 and 2023 the Company made net collections and (payments) amounting to $1,161, $(6,049) and $nil, respectively, as a result of unwound derivatives not designated as hedging instruments.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table presents the notional amounts of the Company’s outstanding derivative instruments not designed as hedging instruments:

		Notional amount as of December 31,
	Currency	2025	2024
Forward contracts	USD	—	5,000
Call spread	USD	24,000	—
Cross-currency interest rate swaps	USD	150,000	—

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated
15.    Leases

As of December 31, 2025, maturities of lease liabilities under existing operating leases are:

	Restaurant	Other	Total
2026	$168,378	$8,120	$176,498
2027	162,886	7,127	170,013
2028	157,606	4,182	161,788
2029	152,232	2,699	154,931
2030	147,788	1,570	149,358
Thereafter	1,405,053	6,208	1,411,261
Total lease payments	$2,193,943	$29,906	$2,223,849
Lease discount			(1,116,086)
Operating lease liability			$1,107,763

The following table is a summary of the Company’s components of lease cost for fiscal years 2025, 2024 and 2023:

Lease Expense	Statements of Income Location	2025	2024	2023
Operating lease expense - Minimum rentals:
Company-operated restaurants	Occupancy and other operating expenses	$(153,178)	$(139,265)	$(131,613)
Franchised restaurants	Franchised restaurants - occupancy expenses	(49,511)	(47,096)	(47,975)
General and administrative	General and administrative expenses	(9,635)	(8,824)	(8,472)
Subtotal		(212,324)	(195,185)	(188,060)
Variable lease expense - Contingent rentals based on sales:
Company-operated restaurants	Occupancy and other operating expenses	(44,067)	(44,676)	(46,861)
Franchised restaurants	Franchised restaurants - occupancy expenses	(18,359)	(17,117)	(15,603)
Subtotal		(62,426)	(61,793)	(62,464)
Total lease expense		$(274,750)	$(256,978)	$(250,524)

Other information	2025
Weighted-average remaining lease term (years)
Operating leases	10
Weighted-average discount rate
Operating leases	6.3%

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Supplemental cash flow information related to leases was as follows:

	2025	2024	2023
Cash paid for the amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$165,782	$152,267	$146,816
Financing cash flows from finance leases	1,465	1,269	1,031

Lease right-of-use asset obtained in exchange for lease obligations:
Operating leases	$147,691	$197,477	$135,893
Finance leases	2,837	3,075	4,022

The Company maintains a few finance lease agreements, previously classified as capital leases. As of December 31, 2025 and 2024, the obligation amounts to $11,672 and $9,087 respectively, included within “Long-term debt” in the Consolidated Balance Sheet. The underlying assets are included within “Lease right of use asset” in the Consolidated Balance Sheet.

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

16.    Franchise arrangements

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

As of December 31, 2025 and 2024, net property and equipment under franchise arrangements totaled $135,431 and $102,925, respectively (including land for $24,764 and $21,943, respectively).

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Revenues from franchised restaurants for fiscal years 2025, 2024 and 2023 consisted of:

	2025	2024	2023
Rent (i)	$212,425	$202,779	$193,518
Initial fees (ii)	469	380	417
Royalty fees (iii)	188	255	268
Total	$213,082	$203,414	$194,203

(i)Includes rental income of owned buildings and subleases. As of December 31, 2025, 2024 and 2023, the subleases rental income amounted to $176,705, $166,854 and $154,087, respectively.
(ii)Presented net of initial fees owed to McDonald’s Corporation of $1,094, $833 and $963 in 2025, 2024 and 2023, respectively.
(iii)Presented net of royalties fees owed to McDonald’s Corporation of $77,395, $73,979 and $71,667 in 2025, 2024 and 2023, respectively.

As of December 31, 2025, future minimum rent payments due to the Company under existing franchised agreements are:

	Owned sites	Subleased sites	Total
2026	$5,287	$66,177	$71,464
2027	4,469	58,250	62,719
2028	3,738	52,886	56,624
2029	3,560	46,572	50,132
2030	3,212	41,319	44,531
Thereafter	30,251	216,961	247,212
Total	$50,517	$482,165	$532,682

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated
17.    Income taxes

The Company’s operations are conducted by its subsidiaries in Latin America and the Caribbean. The subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such countries.

Statutory tax rates in the countries in which the Company operates for fiscal years 2025, 2024 and 2023 were as follows:

	2025	2024	2023
Puerto Rico	18.5%	18.5%	18.5%
Curaçao and Aruba	22.0%	22.0%	22.0%
USVI	21.0%	21.0%	21.0%
Ecuador, Panama, Uruguay, Martinique, French Guiana and Guadeloupe	25.0%	25.0%	25.0%
Chile	27.0%	27.0%	27.0%
Peru	29.5%	29.5%	29.5%
Costa Rica, Mexico and Trinidad and Tobago	30.0%	30.0%	30.0%
Colombia and Argentina	35.0%	35.0%	35.0%
Brazil and Venezuela	34.0%	34.0%	34.0%
Netherlands	25.8%	25.8%	25.8%
Saint Martin (French part)	20.0%	20.0%	20.0%
Sint Maarten (Dutch part)	34.5%	34.5%	34.5%

Foreign income tax expense, net for fiscal years 2025, 2024 and 2023 consisted of the following:

	2025	2024	2023
Current income tax expense	$133,581	$121,292	$100,012
Deferred income tax income	(4,853)	(11,389)	(4,310)
Income tax expense, net	$128,728	$109,903	$95,702

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated
Income tax expense, net for fiscal years 2025, 2024 and 2023, differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax income (loss) as a result of the following:

	2025
	Amount	Percent
Foreign tax effects:
Foreign income before income taxes	341,312	100.0%
Weighted-average statutory income tax rate (i)	38.4%	38.4%
Income tax expense at weighted-average statutory tax rate on foreign income before income taxes	131,033	38.4%

Brazil	(43,268)	(12.7)%
Tax benefits	(47,662)	(14.0)%
Others	4,394	1.3%
Mexico	12,602	3.7%
Change in valuation allowance (ii)	15,318	4.5%
Others	(2,716)	(0.8)%
Argentina	6,574	1.9%
Remeasurement impacts	(6,552)	(1.9)%
Inflation adjustment for tax purposes	7,257	2.1%
Others	5,869	1.7%
Netherlands	9,388	2.8%
Taxable income	12,281	3.6%
Others	(2,893)	(0.8)%
Other foreign jurisdictions	12,399	3.6%
Income tax expense, net	$128,728	37.7%

(i)Income tax rate on the country of domicile is zero. Weighted-average statutory income tax rate is calculated based on the aggregated amount of the income before taxes by country multiplied by the prevailing statutory income tax rate, divided by the consolidated income before taxes.
(ii)Comprises net changes in valuation allowances for the year, mainly related to net operating losses (“NOLs”).

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2024	2023
Foreign income before income taxes	$259,282	$278,117
Weighted-average statutory income tax rate	38.7%	36.1%
Income tax expense at weighted-average statutory tax rate on foreign income before income taxes	100,297	100,411
Permanent differences:
Change in valuation allowance	9,956	(254)
Expiration and changes in tax loss carryforwards	865	3,784
Venezuela and Argentina remeasurement and inflationary impacts	(2,646)	(16,234)
Non-deductible expenses	17,029	15,548
Tax benefits and Non-taxable income	(19,845)	(12,826)
Income taxes withholdings on intercompany transactions	10,520	9,704
Differences including exchange rate, inflation adjustment and filing differences	(7,849)	(5,586)
Alternative Taxes	1,120	2,109
Others	456	(954)
Income tax expense, net	$109,903	$95,702

The tax effects of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities as of December 31, 2025 and 2024 are presented below:

	2025	2024
Tax loss carryforwards (i)	$165,311	$145,977
Purchase price allocation adjustment	11,395	10,042
Property and equipment, tax inflation adjustment	55,386	48,135
Other accrued payroll and other liabilities	58,768	41,116
Provision for contingencies, bad debts and obsolescence	24,966	15,899
Other deferred tax assets (ii)	25,169	29,316
Other deferred tax liabilities	(4,194)	(4,061)
Leases (iii)	36,595	27,052
Property and equipment - difference in depreciation rates	(36,093)	(20,375)
Valuation allowance (iv)	(235,810)	(204,898)
Net deferred tax asset	$101,493	$88,203

(i)Changes in tax loss carryforwards for the year relate to the generation of NOLs. As of December 31, 2025, the Company and its subsidiaries have accumulated NOLs amounting to $573,097. The Company has NOLs amounting to $212,245 expiring between 2026 and 2030, $166,445 expiring after 2030, and $194,407 that do not expire.
(ii)Other deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes (accounting base) and the amounts used for income tax purposes (tax base). As of December 31, 2025 and 2024, this item includes: provision for regular expenses for $14,390 and $13,940, respectively, in Brazil, Colombia, Mexico, Panama and Venezuela.
(iii)As of December 31, 2025 and 2024, this item includes difference in depreciation of net leases (related to differences between ASC842 and local tax regulation) in Brazil; assets of $241,456 and $200,047 and liabilities of $204,861 and $172,995, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated
(iv)In assessing the realization of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The net deferred tax asset of $101,493 as of December 31, 2025, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $104,250 and $2,757, respectively.

The net deferred tax asset of $88,203 as of December 31, 2024, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $90,287 and $2,084, respectively.

Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences, comprise undistributed earnings considered permanently invested in subsidiaries amounting to $423,828 as of December 31, 2025. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

As of December 31, 2025, and 2024, the Company has not identified unrecognized tax benefits that would favorably affect the effective tax rate if resolved in the Company’s favor.

The Company account for uncertain tax positions by determining the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. This determination requires the use of significant judgment in evaluating the tax positions and assessing the timing and amounts of deductible and taxable items. The Company is regularly under audit in multiple tax jurisdictions and is currently under examination in several jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2019.

As of December 31, 2025, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $175 million, related to assessments for the fiscal years 2009 to 2017. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

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

The income taxes paid for fiscal year 2025 including amounts related to current tax obligations are presented below:

	2025
	Amount	Percent
Brazil	$56,520	48.7%
Mexico	27,007	23.3%
Argentina	6,520	5.6%
Others	26,094	22.5%
Total	$116,141	100.0%

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.    Share-based compensation

Phantom RSU Awards

In May 2019, the Company implemented a long-term incentive plan (“Phantom RSU Awards”) to reward employees by giving them the opportunity to benefit from the Company’s creation of value for its shareholders. In accordance with this plan, the Company granted units (“Phantom RSUs”) to certain employees, pursuant to which they are entitled to receive a cash payment equal to (i) the closing price of one Class A share per unit on the respective vesting date plus (ii) the corresponding dividends per-share (if any) formally declared and paid between the grant and vesting dates of such Phantom RSU. In the event of a recipient’s employment with the Company is terminated for any reason (other than death, disability or retirement), all unvested Phantom RSUs shall be forfeited in their entirety without any payment due to the recipient.

The following table provides information about the Phantom RSUs granted by the Company and subject to vesting as of December 31, 2025:

Grant	Units	Vesting period
2023	586,633	May 2026
2024	504,305	May 2027
2025	39,904	April 2026
	750,568	May 2028

The total compensation expense as of December 31, 2025, 2024 and 2023 amounts to $4,585, $971 and $15,586 respectively, which has been recorded under “General and administrative expenses” within the consolidated statements of income.

The following table summarizes the activity under the plan as of December 31, 2025:

	Units	Settlement
Outstanding at December 31, 2022	2,711,755	$—
Grant 2023	769,375	—
Partial vesting of 2019 grant	(59,616)	512
Vesting and settlement of 2022 grant	(41,055)	326
Forfeited	(180,272)	—
Outstanding at December 31, 2023	3,200,187	—
Grant 2024	651,575	—
Vesting and settlement of 2019 grant	(943,288)	10,480
Vesting and settlement of 2021 grant	(692,422)	7,693
Vesting and settlement of 2023 grant	(32,599)	351
Forfeited	(5,139)	—
Outstanding at December 31, 2024	2,178,314	—
Grant 2025	845,624	—
Vesting and settlement of 2022 grant	(786,293)	6,306
Vesting and settlement of 2024 grant	(28,800)	220
Forfeited	(327,435)	—
Outstanding at December 31, 2025	1,881,410	—

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table provides a summary of the plan as of December 31, 2025:

Total Non-vested
Number of units outstanding (i)	1,881,410
Current share price	7.34
Total fair value of the plan	13,810
Weighted-average accumulated percentage of service	52.13%
Accrued liability (ii)	7,199
Compensation expense not yet recognized (iii)	6,611

(i)Awards will vest between April 2026 and May 2028.
(ii)Presented within “Accrued payroll and other liabilities” in the Company’s current and non-current consolidated balance sheet.
(iii)Expected to be recognized in a weighted-average period of 1.95 years.

The Company recognized $344, $(599) and $2,763 of related income tax benefit (expense) for the share-based compensation plans during fiscal years 2025, 2024 and 2023, respectively.

19.    Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)to agree with McDonald’s Corporation on a restaurant opening plan. Moreover, the Company has agreed to make its best efforts to reimage at least 10% of its eligible restaurants. The Company may also propose, subject to McDonald’s Corporation’s consent, amendments to any restaurant opening plan and/or reinvestment plan to adapt to changes in economic or political conditions;
(ii)to pay to McDonald’s Corporation an initial franchise fee for each new restaurant opened. In addition, the Company will pay an initial franchise fee for each franchised restaurant in operation as of January 1, 2025, which will be payable in two equal installments (August 1, 2027 and August 1, 2037).
(iii)to pay monthly royalties commencing at a rate of 6.0% of gross sales of the restaurants during the first 10 years. This percentage will increase to 6.25% and 6.5% for the subsequent two five-year periods of the agreement;
(iv)to commit to funding a specified Strategic Marketing Plan; that includes the expenditure of at least 5% of the Company’s gross sales on advertising and promotion activities, unless otherwise agreed with McDonald’s Corporation;
(v)to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and
(vi)to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

If the Company is not in compliance with these (or other) commitments under the MFAs, it could be in material breach. A material breach of the MFAs would give McDonald’s Corporation certain rights, including the ability to acquire all or part of the Company’s business.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

For the year ended December 31, 2025, the Company was in compliance with the financial ratios mentioned in point (vi) above. The ratios for the periods mentioned were as follows:

	Fixed Charge Coverage Ratio	Leverage Ratio
March 31, 2025	2.14	3.80
June 30, 2025	2.05	3.53
September 30, 2025	2.26	3.24
December 31, 2025	2.17	3.36

In addition, the Company, through ADBV, maintains standby letters of credit in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs, for a total aggregate drawing amount of $80 million. These letters of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements. The following table presents information related to the standby letters of credit:

Bank	Currency	Amount
Banco Bilbao Vizcaya Argentaria, S.A.	$	45,000
J.P. Morgan	$	20,000
Itaú	$	15,000

These letters of credit contain a limited number of customary affirmative and negative covenants, including a maximum indebtedness to EBITDA ratio, as follows:

Bank	Ratio	Required Maximum Ratio	As of December 31, 2025
Banco Bilbao Vizcaya Argentaria, S.A.	Net indebtedness to EBITDA (including interest payable)	4.0	0.17
J.P. Morgan	Indebtedness to EBITDA (including interest payable)	4.5	0.89
Itaú	Net indebtedness to EBITDA (not including interest payable)	4.5	0.21

As of December 31, 2025 the Company was in compliance with each ratio.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of December 31, 2025 and 2024, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $50,854 and $30,356, respectively, presented as follows: $1,455 and $1,199 as a current liability and $49,399 and $29,157 as a non-current liability, respectively.

The breakdown of the provision for contingencies is as follows:

Description	Balance at beginning of period	Accruals, net	Settlements	Reclassifications and increase of judicial deposits	Translation	Balance at end of period
Year ended December 31, 2025:
Tax contingencies in Brazil (i)	$22,113	$15,699	$—	$—	$2,953	$40,765
Labor contingencies in Brazil (ii)	8,821	16,165	(16,539)	408	1,103	9,958
Other (iii)	5,763	4,458	(2,935)	(17)	415	7,684
Subtotal	36,697	36,322	(19,474)	391	4,471	58,407
Judicial deposits (iv)	(6,341)	—	—	(424)	(788)	(7,553)
Provision for contingencies	$30,356	$36,322	$(19,474)	$(33)	$3,683	$50,854

Year ended December 31, 2024:
Tax contingencies in Brazil (i)	$40,583	$(10,994)	$(363)	$—	$(7,113)	$22,113
Labor contingencies in Brazil (ii)	12,674	14,475	(15,730)	—	(2,598)	8,821
Other (iii)	5,929	3,720	(2,979)	—	(907)	5,763
Subtotal	59,186	7,201	(19,072)	—	(10,618)	36,697
Judicial deposits (iv)	(8,567)	—	—	419	1,807	(6,341)
Provision for contingencies	$50,619	$7,201	$(19,072)	$419	$(8,811)	$30,356

Year ended December 31, 2023:
Tax contingencies in Brazil (i)	$28,505	$10,697	$(151)	$—	$1,532	$40,583
Labor contingencies in Brazil (ii)	14,095	14,231	(17,377)	556	1,169	12,674
Other (iii)	10,145	(668)	(4,494)	(3)	949	5,929
Subtotal	52,745	24,260	(22,022)	553	3,650	59,186
Judicial deposits (iv)	(7,906)	—	—	80	(741)	(8,567)
Provision for contingencies	$44,839	$24,260	$(22,022)	$633	$2,909	$50,619

(i)In 2025, 2024 and 2023, it includes mainly INSS (Instituto Nacional do Seguro Social) and CIDE (Contribuições de Intervenção no Domínio Econômico).
(ii)It primarily relates to dismissals in the normal course of business.
(iii)It relates to tax and labor contingencies in other countries and civil contingencies in all countries.
(iv)It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil.

As of December 31, 2025, there are certain matters related to the interpretation of tax (for income tax matters refer to note 17), customs, labor and civil laws for which there is a reasonable possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $493 million and $534 million. In accordance with ASC 450-20-50-6, unasserted claims or assessments that do not meet the conditions mentioned have not been included.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Pursuant to the Stock Purchase Agreement with McDonald’s Corporation, McDonald’s Corporation indemnifies the Company for certain Brazilian claim. As of December 31, 2025 and 2024, the provision for contingencies includes $1,378 and $1,179, respectively related to this claim. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity within “Miscellaneous” in the consolidated balance sheet.

20.    Disclosures about fair value of financial instruments

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

The three levels of the fair value hierarchy as defined by the guidance are as follows:

Level 1 inputs: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

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

Level 3 inputs: Valuations utilizing significant unobservable inputs provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability.

As of December 31, 2025, and December 31, 2024, the Company had not changed the methodology, nor the assumptions used to estimate the fair value of the financial instruments.

There were no transfers to and from Levels 1, 2 and 3 during the year ended December 31, 2025 and 2024.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
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

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024:

	Quoted Prices in Active Markets For Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Balance as of December 31,	Balance as of December 31,
	2025	2024	2025	2024	2025	2024	2025	2024
Assets
Cash equivalents	$285,469	$61,579	$—	$—	$—	$—	$285,469	$61,579
Short-term Investments	47,544	—	1,365	3,529	—	—	48,909	3,529
Derivatives	—	—	79,193	82,383	—	—	79,193	82,383
Total Assets	$333,013	$61,579	$80,558	$85,912	$—	$—	$413,571	$147,491
Liabilities
Derivatives	$—	$—	$26,509	$1,292	$—	$—	$26,509	$1,292
Total Liabilities	$—	$—	$26,509	$1,292	$—	$—	$26,509	$1,292

The derivative contracts were valued using various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves, option volatilities and currency rates that were observable for substantially the full term of the derivative contracts.

Certain financial assets and liabilities not measured at fair value

As of December 31, 2025, the fair value of the Company’s short and long-term debt was estimated at $1,157,482, compared to a carrying amount of $1,156,576. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). As of December 31, 2025, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets and goodwill. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
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

All the Company’s operations are concentrated in Latin America and the Caribbean. As a result, the Company’s financial condition and results of operations depend, to a significant extent, on macroeconomic and political conditions prevailing in the region. However, some events of global impact such as a pandemic, could affect the Company’s operations.

22.    Segment and geographic information

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

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into three geographic divisions, as follows: (i) Brazil, (ii) the North Latin American division, or “NOLAD,” which is comprised of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana and the U.S. Virgin Islands of St. Croix and St. Thomas, and, since July 2025, St. Martin, and (iii) the South Latin American division, or “SLAD,” which is comprised of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao. Each segment uses the accounting policies described in Note 3.

The Company's chief operating decision maker is the Chief Executive Officer ("CEO”) and adjusted EBITDA is the measure of segment's profit or loss used to evaluate segment performance and resource allocation.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following tables present information about profit, or loss, significant expenses, other segment items and assets for each reportable segment:

	For the fiscal years ended December 31,
	2025	2024	2023
Revenues:
Brazil	$1,770,301	$1,768,311	$1,701,547
NOLAD	1,266,129	1,225,751	1,132,912
SLAD	1,641,829	1,476,100	1,497,419
Total revenues	$4,678,259	$4,470,162	$4,331,878

Significant expenses (a)
Company-operated restaurant expenses
Brazil	$(1,405,674)	$(1,338,301)	$(1,301,637)
NOLAD	(1,071,262)	(1,048,552)	(962,214)
SLAD	(1,384,283)	(1,277,019)	(1,270,959)
Total Company-operated restaurant expenses	$(3,861,219)	$(3,663,872)	$(3,534,810)

Franchised restaurants-occupancy expenses
Brazil	$(57,406)	$(54,089)	$(54,031)
NOLAD	$(10,764)	(11,020)	(10,465)
SLAD	$(12,131)	(9,754)	(9,243)
Total Franchised restaurants-occupancy expenses	$(80,301)	$(74,863)	$(73,739)

General and administrative expenses
Brazil	$(60,248)	$(54,007)	$(58,608)
NOLAD	(56,262)	(50,197)	(48,188)
SLAD	(59,220)	(54,169)	(51,973)
Total reportable segments	(175,730)	(158,373)	(158,769)
Corporate (i)	(94,522)	(89,990)	(104,118)
Total General and administrative expenses	$(270,252)	$(248,363)	$(262,887)

Other segment items
Brazil	$111,801	$18,088	$12,906
NOLAD	3,019	274	3,319
SLAD	(6,098)	(1,466)	(4,864)
Total reportable segments	108,722	16,896	11,361
Corporate	—	140	501
Total Other segment items (a) (b)	$108,722	$17,036	$11,862

Adjusted EBITDA:
Brazil	$358,774	$340,002	$300,177
NOLAD	130,860	116,256	115,364
SLAD	180,097	133,692	160,380
Total reportable segments	669,731	589,950	575,921
Corporate	(94,522)	(89,850)	(103,617)
Total adjusted EBITDA	$575,209	$500,100	$472,304

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

(a) Depreciation and amortization are not included within the significant expenses and other segment items.

(b) Other segment items include results related to recovery of taxes, restaurant transactions, rental income of excess properties, accrual for contingencies, results from equity method investments, write-offs of inventory and other miscellaneous items.

	For the fiscal years ended December 31,
	2025	2024	2023
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$575,209	$500,100	$472,304

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(197,257)	(177,354)	(149,268)
Gains from sale and insurance recovery of property and equipment	2,641	5,486	2,030
Write-offs of long-lived assets	(6,557)	(2,650)	(8,401)
Impairment of long-lived assets	(922)	(1,067)	(2,626)
Reorganization and optimization plan	(8,721)	—	—
Operating income	364,393	324,515	314,039
(Less) Plus:
Net interest expense and other financing results	(13,660)	(47,238)	(32,275)
(Loss) gain from derivative instruments	(3,078)	941	(13,183)
Foreign currency exchange results	(4,859)	(15,063)	10,774
Other non-operating expenses, net	(1,484)	(3,873)	(1,238)
Income tax expense, net	(128,728)	(109,903)	(95,702)
Net income attributable to non-controlling interests	(468)	(620)	(1,141)
Net income attributable to Arcos Dorados Holdings Inc.	$212,116	$148,759	$181,274

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	For the fiscal years ended December 31,
	2025	2024	2023
Depreciation and amortization:
Brazil	$76,984	$70,868	$68,249
NOLAD	58,551	50,481	41,195
SLAD	54,036	46,432	32,302
Total reportable segments	189,571	167,781	141,746
Corporate and others (i)	7,686	9,573	7,522
Total depreciation and amortization	$197,257	$177,354	$149,268

Property and equipment expenditures:
Brazil	$120,442	$108,140	$121,913
NOLAD	64,477	99,140	113,823
SLAD	96,309	120,301	122,616
Others	122	55	1,745
Total property and equipment expenditures	$281,350	$327,636	$360,097

	As of December 31,
	2025	2024
Total assets:
Brazil	$1,634,041	$1,164,179
NOLAD	1,072,288	959,403
SLAD	958,777	822,342
Total reportable segments	3,665,106	2,945,924
Corporate and others (i)	318,257	40,366
Purchase price allocation (ii)	(97,519)	(93,636)
Total assets	$3,885,844	$2,892,654

(i)Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of December 31, 2025, corporate assets primarily include cash and cash equivalents, short-term investments and derivative instruments. As of December 31, 2024, corporate assets primarily include cash and cash equivalents, short-term investments and lease right of use.
(ii)Relates to the purchase price allocation adjustment made at corporate level, which reduces the accounting value of our long-lived assets (excluding Lease right of use) and goodwill. As of December 31, 2025 and 2024, primarily related with the reduction of goodwill.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations. The following table presents information about revenues by geographic area for fiscal years ended December 31, 2025, 2024 and 2023:

	For the fiscal years ended December 31,
	2025	2024	2023
Revenues:
Brazil	$1,770,301	$1,768,311	$1,701,547
Argentina	697,834	600,298	683,231
Mexico	481,170	447,388	394,528
Other countries	1,728,954	1,654,165	1,552,572
Total revenues	$4,678,259	$4,470,162	$4,331,878

Long-lived assets consisting of property and equipment totaled $1,308,732 and $1,127,042 as of December 31, 2025 and 2024, respectively. All of the Company’s long-lived assets are related to foreign operations. The following table presents information about long-lived assets by geographic area as of December 31, 2025, and 2024:

	As of December 31,
	2025	2024
Long-lived assets
Brazil	$456,726	$370,419
Mexico	204,451	168,588
Chile	142,159	108,675
Argentina	123,091	117,206
Other countries	382,305	362,154
Total long-lived assets	$1,308,732	$1,127,042

23.    Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares, neither of which have par value.

Issued and outstanding capital

As of December 31, 2025 and 2024 the Company had 210,663,057 outstanding shares, consisting of 130,663,057 Class A shares and 80,000,000 Class B shares for each year. As of December 31, 2023 the Company had 210,654,969 outstanding shares, consisting of 130,654,969 Class A shares and 80,000,000 Class B shares. In addition, 2,309,062 Class A shares were held in treasury.

During fiscal years 2025, 2024 and 2023, the Company issued nil, 8,088 and 60,424 Class A shares, respectively, in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan, which is fully vested as of December 31, 2025.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
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

On March 11, 2025, the Company approved a dividend distribution to all Class A and Class B shareholders of $0.24 per share to be paid in four installments, as follows: $0.06 per share in March 27, June 27, September 26 and December 26, 2025, respectively. As of December 31, 2025, the Company paid $50,560 of cash dividends.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Accumulated other comprehensive loss

The following tables set forth information with respect to the components of “Accumulated other comprehensive loss” as of December 31, 2025 and their related activity during the three-years in the period then ended:

	Foreign currency translation	Cash flow hedges	Securities available for sale (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2022	$(609,090)	$(746)	$(3,624)	$(613,460)
Other comprehensive income (loss) before reclassifications	53,309	(17,393)	(1,780)	34,136
Net loss reclassified from accumulated other comprehensive loss to consolidated statements of income	—	15,124	1,119	16,243
Net current-period other comprehensive income (loss)	53,309	(2,269)	(661)	50,379
Balances at December 31, 2023	(555,781)	(3,015)	(4,285)	(563,081)
Other comprehensive (loss) income before reclassifications	(111,871)	33,150	(552)	(79,273)
Net (income) loss reclassified from accumulated other comprehensive loss to consolidated statements of income	—	(26,904)	774	(26,130)
Net current-period other comprehensive (loss) income	(111,871)	6,246	222	(105,403)
Balances at December 31, 2024	(667,652)	3,231	(4,063)	(668,484)
Other comprehensive income (loss) before reclassifications	96,744	(27,595)	(134)	69,015
Net loss reclassified from accumulated other comprehensive loss to consolidated statements of income	—	27,635	4,204	31,839
Net current-period other comprehensive income	96,744	40	4,070	100,854
Balances at December 31, 2025	(570,908)	3,271	7	(567,630)

(i)Related to unrealized results on available for sale securities. As of December 31, 2025 and 2024 the Company maintains Securities classified as available for sale in accordance with guidance in ASC 320 Investments – Debt and Equity Securities amounting to $3,207 and $3,529, respectively, included within “Short-term investments” in the Consolidated Balance Sheet. The amortized cost at acquisition amounted to $3,396, $7,774 and $9,968 for the fiscal year ended December 31, 2025, 2024 and 2023 respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
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

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all years presented:

	For the fiscal years ended December 31,
	2025	2024	2023
Net income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$212,116	$148,759	$181,274
Weighted-average number of common shares outstanding - Basic and Diluted	210,663,057	210,660,590	210,632,812

Basic and Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$1.01	$0.71	$0.86

25.    Related party transactions

    The Company has entered into a master commercial agreement on arm’s-length terms with Axionlog, a company under common control that provides quick service restaurants and other food service businesses with comprehensive third-party logistics services, including storage, transportation, planning, and logistics management services, in the countries in which it operates (“Axionlog”). Pursuant to this agreement, Axionlog provides the Company some or all of these services in most of the Company’s territories.

The following table summarizes the outstanding balance between the Company and Axionlog as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
Other receivables	5,952	5,995
Miscellaneous	4,281	4,031
Accounts payable	(31,278)	(27,261)

The following table summarizes the transactions between the Company and Axionlog for the fiscal years ended December 31, 2025, 2024 and 2023:

	Fiscal years ended December 31,
	2025	2024	2023
Food and paper (i)	$(359,119)	$(338,543)	$(319,232)
Occupancy and other operating expenses	(12,039)	(10,893)	(9,590)
(i)Include $73,711 of distribution fees and $285,408 of supplier purchases managed through the Axionlog Business for the fiscal year ended December 31, 2025; $67,296 and $271,247, respectively, for the fiscal year ended December 31, 2024; and $65,342 and $253,890, respectively, for the fiscal year ended December 31, 2023.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table summarizes the outstanding balances between the Company and its equity method investments as of December 31, 2025 and 2024:

	2025		2024
	Lacoop II, S.C	Saile (i)	Lacoop II, S.C	Saile (i)
Other receivables	$2,928	$1,510	$2,091	$978
Accounts payable	(2,412)	—	(5,936)	—

(i) Operadora de Franquicias Saile S.A.P.I. de C.V.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

26.    Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X regarding valuation and qualifying accounts for each of the periods presented:

Description	Balance at beginning of period	Additions (i)	Deductions (ii)	Remeasurement/Translation	Balance at end of period
Year ended December 31, 2025:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$391	$790	$(487)	$85	$779
Valuation allowance on deferred tax assets	204,898	19,126	(5,899)	17,685	235,810
Reported as liabilities:
Provision for contingencies	30,356	36,289	(19,474)	3,683	50,854
Total	$235,645	$56,205	$(25,860)	$21,453	$287,443
Year ended December 31, 2024:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$1,440	$766	$(1,636)	$(179)	$391
Valuation allowance on deferred tax assets	218,674	32,999	(10,631)	(36,144)	204,898
Reported as liabilities:
Provision for contingencies	50,619	7,620	(19,072)	(8,811)	30,356
Total	$270,733	$41,385	$(31,339)	$(45,134)	$235,645
Year ended December 31, 2023:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$849	$838	$(309)	$62	$1,440
Valuation allowance on deferred tax assets	201,414	34,029	(11,458)	(5,311)	218,674
Reported as liabilities:
Provision for contingencies	44,839	24,893	(22,022)	2,909	50,619
Total	$247,102	$59,760	$(33,789)	$(2,340)	$270,733

(i)Additions in valuation allowance on deferred tax assets are charged to income tax expense, net.

Additions in provision for contingencies are explained as follows:

Fiscal years 2025, 2024 and 2023 – Relate to the accrual of $36,322, $7,201 and $24,260, respectively, and a reclassification of $(33), $419, and $633 during fiscal years 2025, 2024 and 2023, respectively. See Note 19 for details.

(ii)Deductions in valuation allowance on deferred tax assets are charged to income tax expense, net.

Deductions in provision for contingencies are explained as follows:

Corresponds to the settlements amounting to $19,474; $19,072 and $22,022 during fiscal years 2025, 2024 and 2023, respectively as discussed in Note 19.

(iii)Presented in the consolidated balance sheet as follows: $680, $294 and $1,330 as of December 31, 2025, 2024 and 2023, respectively, within Accounts and notes receivable, net and $99 and $97 and $110 as of December 31, 2025, 2024 and 2023, respectively, within Other receivables.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

27.    Subsequent events

Long-term debt

On January 30, 2026, the Company announced the commencement of an offer to purchase for cash up to $150 million of its outstanding 2029 Notes, which resulted in the redemption on February 17, 2026 of 38.51% of the outstanding principal, for a total amount of $134,796 plus accrued and unpaid interest. Additionally, on March 4, 2026, the Company redeemed $400 plus accrued and unpaid interest upon settlement of the tender offer previously mentioned.

Dividend distribution

Additionally, on March 18, 2026, the Company approved a dividend distribution to all Class A and Class B shareholders of $0.28 per share to be paid in four installments, as follows: $0.07 per share in April 2, June 26, September 25 and December 29, 2026, respectively.